Form 20-F
period 2007-12-31
China Digital TV Holding Co., Ltd.
filed 2008-06-18
CIK 1405503

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 — For the fiscal year ended December 31, 2007
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 — For the transition period from __________ to __________
OR
☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number 001-33692

CHINA DIGITAL TV HOLDING CO., LTD.
(Exact Name of Registrant as Specified in Its Charter)

N/A	Cayman Islands
(Translation of Registrant’s Name Into English)	(Jurisdiction of Incorporation or Organization)

Jingmeng High-Tech Building B, 4th Floor
No. 5 Shangdi East Road
Haidian District, Beijing 100085
People’s Republic of China
(Address of Principal Executive Offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange On Which Registered
Ordinary shares, par value US$0.0005 per share* American depositary shares, each representing one ordinary share	New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None
(Title of Class)

_____________________
*	Not for trading, but only in connection with the listing on the New York Stock Exchange of American depositary shares, or ADSs, each representing one ordinary share.

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

As of December 31, 2007, 57,296,932 ordinary shares, par value US$0.0005 per share, were issued and outstanding.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes      No  √

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes      No  √

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes  √  No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large Accelerated Filer        Accelerated Filer        Non-Accelerated Filer  √

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statement included in this filing:

U.S. GAAP  √

International Financial Reporting Standards as issued by the International Accounting Standards Board __

Other __

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow. Item 17 __ Item 18 __

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes __ No  √

i

INTRODUCTION

Except where the context otherwise requires and for purposes of this annual report only:

•	“ADSs” refers to our American depositary shares, each of which represents one ordinary share;

•	“ADRs” refers to American depositary receipts, which, if issued, evidence our ADSs;

•
“CA systems” refers to conditional access systems provided to the PRC’s digital television market, which consist of (i) smart cards that are inserted into set-top boxes at the subscriber’s end, or terminal end, (ii) software installed at the digital television network operator’s transmission point, or head end, and (iii) software for set-top boxes, enabling digital television network operators to control the distribution of contents and value-added services to their subscribers and block unauthorized access to their networks;

•	“China” or the “PRC” refers to the People’s Republic of China, excluding, for the purposes of this annual report, Hong Kong, Macau and Taiwan;

•	“RMB” or “Renminbi” refers to the legal currency of China;

•	“U.S. dollars” or “$” refers to the legal currency of the United States;

•	“US GAAP” refers to generally accepted accounting principles in the United States; and

•
all references to the number of the ordinary shares and the number of the Series A convertible redeemable shares, or Series A preferred shares, of our wholly owned subsidiary, China Digital TV Technology Co., Ltd., or CDTV BVI, take into account a 40-for-1 share split executed by CDTV BVI in May 2007.

All references to “CDTV Holding,” “we,” “us” or “our” include China Digital TV Holding Co., Ltd., its subsidiaries, the businesses acquired from Novel-Tongfang Information Engineering Co., Ltd., or N-T Information Engineering, and, in the context of describing our operations and consolidated financial information, also include Beijing Novel-Super Digital TV Technology Co., Ltd. (formerly known as Beijing Novel-Tongfang Digital TV Technology Co., Ltd.), or N-S Digital TV.

FORWARD-LOOKING STATEMENTS

This annual report contains forward-looking statements, within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, with respect to our business, operating results and financial condition as well as our current expectations, assumptions, estimates and projections about our industry. All statements other than statements of historical fact in this annual report are forward-looking statements. These forward-looking statements can be identified by words or phrases such as the words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “plan,” “may,” “is/are likely to,” “should,” “will” and similar expressions. These forward-looking statements include, without limitation, statements relating to:

•	our goals and strategies;

•	the future growth of the PRC’s digital television broadcasting market, and factors driving that growth;

•	changes in technology standards in the digital television broadcasting industry and our ability to adapt to these changes;

•	our expectations regarding demand for our products and services;

•	our ability to expand our production, our sales and distribution network and other aspects of our operations;

•	expected changes in our revenues and certain cost and expense items;

•	our ability to effectively protect our intellectual property rights and not infringe on the intellectual property rights of others;

•	our belief regarding the competitiveness of our products and services;

•	competition in the CA systems market;

•	government policies and regulations relating to the digital television broadcasting industry, the CA systems industry and other areas relevant to our business activities;

•	any significant changes to the PRC government’s digitalization program;

•	general economic and business conditions in the PRC;

•	our future business development and economic performance; and

•	our use of proceeds.

These forward-looking statements involve various risks and uncertainties. These forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual results may differ materially from the information contained in the forward-looking statements as a result of a number of factors, including, without limitation, the risk factors set forth in “Item 3. Key Information—D. Risk Factors” and the following:

•	general economic and business conditions in the PRC and elsewhere;

•	governmental, statutory, regulatory or administrative initiatives affecting us;

•	trends in the PRC’s digital television broadcasting industry, including progress of digitalization in the PRC and the growth of digital television network operators;

•	future profitability of our operations;

•	exchange rate fluctuations between the Renminbi and other currencies; and

•	the availability of qualified management and technical personnel.

Because of these risks, uncertainties and assumptions, the forward-looking events and circumstances discussed in this annual report might not occur in the way we expect, or at all. Accordingly, you should not place undue reliance on any forward-looking information. The forward-looking statements made in this annual report relate only to events or information as of the date on which the statements are made in this annual report. We undertake no obligation to update or otherwise revise the forward-looking statements in this annual report, whether as a result of new information, future events or otherwise.

PART I

Item 1. Identity of Directors, Senior Management and Advisers

Not Applicable.

Item 2. Offer Statistics and Expected Timetable

Not Applicable.

Item 3. Key Information

A.    Selected Financial Data

Our Selected Consolidated Financial Data

The following selected consolidated financial data should be read in conjunction with our audited historical consolidated financial statements, the notes thereto and “Item 5. Operating and Financial Review and Prospects.” The selected consolidated statement of operations data for the years ended December 31, 2005, 2006 and 2007, and the selected consolidated balance sheet data as of December 31, 2006 and 2007 set forth below are derived from our audited consolidated financial statements included elsewhere in this annual report. The selected consolidated statement of operations data for the year ended December 31, 2004 and the selected historical consolidated balance sheet data as of December 31, 2004 and 2005 set forth below are derived from our audited consolidated financial statements which are not included in this annual report.

Selected consolidated financial information as of December 31, 2003 and for the year ended December 31, 2003 has been omitted because such information could not be provided without unreasonable effort or expense.

Our audited historical consolidated financial statements have been prepared and presented in accordance with US GAAP.

Our historical results for any prior period do not necessarily indicate our results to be expected for any future period.

	Years ended December 31,
	2004(a)	2005	2006	2007
	(in thousands of U.S. dollars, except share and per share data)
Consolidated Statements of Operations Data:
Revenues
Products	$1,388	$9,291	$26,443	$49,741
Services	2,300	3,855	4,182	6,011
	3,688	13,146	30,625	55,752
Business tax	(61)	(60)	(225)	(299)
Net revenues	3,627	13,086	30,370	55,453
Cost of revenues
Products	458	1,936	4,726	8,100
Services	1,339	1,967	1,859	2,135
	1,797	3,903	6,585	10,235
Gross profit	1,830	9,183	23,785	45,218
Total operating expenses	3,019	3,830	5,297	12,107
(Loss)/ income from operations	(1,189)	5,353	18,488	33,111
Interest income	12	117	279	2,790
Impairment of long-term investment	(358)	—	—	—
Other income	—	—	—	263
Recognition of the change in the fair value of the warrant	(472)	(18)	(5,406)	—
(Loss)/ income before income taxes	(2,007)	5,452	13,361	36,164
Income tax	21	66	59	(2,342)
(Loss)/ income before minority interest	(1,986)	5,518	13,420	33,822

	Years ended December 31,
	2004(a)	2005	2006	2007
	(in thousands of U.S. dollars, except share and per share data)
Minority interest	1,319	975	430	—
Net (loss)/ income	(3,305)	4,543	12,990	33,816
Deemed dividend to preferred shareholder at issuance	(7,427)	—	—	—
Cash dividend to preferred shareholder	—	—	(5,731)	—
Net (loss)/ income attributable to holders of ordinary shares	$(10,732)	$4,543	$7,259	$33,816

Earnings per share data:
Net (loss)/ income per share—basic ordinary shares	$(0.36)	$0.11	$0.24	$0.74
Net income per share—basic participating preferred shares	1.32	0.11	0.54	0.66
Net (loss)/ income per ordinary share—diluted	$(0.36)	$0.11	$0.21	$0.68
Weighted average shares used in calculating basic net (loss)/ income per share—ordinary shares	30,000,000	30,000,000	30,488,889	39,170,004
Weighted average shares used in calculating basic net income per share—preferred shares	5,638,889	10,000,000	10,519,120	7,389,394
Weighted average shares used in calculating basic net (loss)/ income per share	30,000,000	30,000,000	34,225,321	42,773,590

Consolidated Balance Sheet Data:
Cash and cash equivalents	$5,278	$8,272	$21,137	$228,958
Total assets	9,545	16,217	33,505	263,735
Total liabilities	5,585	6,362	21,564	11,884
Minority interest	1,969	2,944	4,000	4,000
Series A convertible redeemable preferred shares	12,000	12,000	16,078	—
Total shareholders’ (deficiency)/ equity	(10,009)	(5,089)	(8,137)	247,851
Total liabilities, minority interest, Series A convertible redeemable preferred shares and shareholders equity	$9,545	$16,217	$33,505	$263,735

(a)
The consolidated statements of operations data for the year ended December 31, 2004 also include the results of operations of the smart card and CA systems business of N-T Information Engineering through June 7, 2004, on which date such business was transferred to N-S Digital TV, our variable interest entity.

Exchange Rate Information

We present our historical consolidated financial statements in U.S. dollars. In addition, solely for the convenience of the reader, certain pricing information is presented in U.S. dollars and certain contractual amounts that are in Renminbi include a U.S. dollar equivalent. Except as otherwise specified, this pricing information and these contractual amounts are translated at $1.00 to RMB7.2946, the noon buying rate in The City of New York for cable transfers of Renminbi as certified for customs purposes by the Federal Reserve Bank of New York on December 31, 2007. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, the rates stated below, or at all. The PRC government imposes controls over its foreign currency reserves in part through direct regulation of the conversion of Renminbi into foreign exchange and through restrictions on foreign trade.

On June 16, 2008, the noon buying rate in The City of New York for cable transfers of Renminbi as certified for customs purposes by the Federal Reserve Bank of New York was RMB6.8911 to $1.00. The following table sets forth additional information concerning exchange rates between Renminbi and U.S. dollars for the periods indicated. These rates are provided solely for your convenience and are not necessarily the exchange rates that we used in this annual report or will use in the preparation of our periodic reports or any other information to be provided to you.

	RMB per $1.00 Noon Buying Rate
Period	Period End	Average(1)	Low	High
2003	8.2769	8.2770	8.2272	8.2800
2004	8.2765	8.2768	8.2764	8.2774
2005	8.0702	8.1940	8.0702	8.2765
2006	7.8041	7.9723	7.8041	8.0702
2007	7.2946	7.6072	7.2946	7.8127
December	7.2946	7.3680	7.2946	7.4120
2008
January	7.1818	7.2405	7.1818	7.2946
February	7.1115	7.1644	7.1100	7.1973
March	7.0120	7.0722	7.0105	7.1110
April	6.9870	6.9997	6.9840	7.0185
May	6.9400	6.9725	6.9377	7.0000
June (through June 16)	6.8911	6.9235	6.8911	6.9633

Source: Federal Reserve Bank of New York

(1)	Annual averages are calculated using month-end rates. Monthly averages are calculated using the average of the daily rates during the relevant period.

B.   Capitalization and Indebtedness

Not Applicable.

C.    Reasons for the Offer and Use of Proceeds

Not Applicable.

D.    Risk Factors

You should carefully consider all of the information in this annual report, including the risks and uncertainties described below, before deciding to invest in our ADSs. The trading price of our ADSs could decline due to any of these risks and uncertainties, and you may lose all or part of your investment.

Risks Relating to Our Business and Industry

The PRC television broadcasting industry may not digitalize as quickly as we expect, as a result of which our revenues would be materially adversely affected.

Our future success depends upon the pace at which PRC television network operators switch from analog to digital transmission. Analysys International, a Beijing-based market research firm, projected that the number of digital cable television subscribers in the PRC will grow from 12.5 million as of December 31, 2006 to 111.2 million as of December 31, 2010. However, various factors may cause PRC television network operators to convert from analog to digital transmission at a slower pace. The PRC government, which has strongly encouraged television network operators to digitalize their networks and has set a target of 2015 for all, except for up to six, analog channels to be switched off, may relax or cancel the 2015 target. PRC television viewers may fail to subscribe to digital television services in sufficient numbers to support wide-scale digitalization. PRC television network operators may decide that the commercial benefits of digitalization are outweighed by the costs or other commercial or policy considerations. If any of these or other factors were to cause the pace of digitalization to proceed significantly more slowly than we anticipate, our sales of CA systems, in particular smart cards, would suffer significantly, and our revenues would be materially adversely affected.

Changes in the regulatory environment of, and government policies towards, the PRC television network industry could materially adversely affect our revenues.

Strong PRC government support has been a significant driver of the PRC television broadcasting industry’s transition from analog to digital transmission. Although the PRC government has set a target of 2015 for all television networks to switch to digital transmissions, terminating all analog transmissions except for up to six channels that will continue in service for the benefit of those unable to afford digital television, there is no assurance that the government will not change or adjust its digitalization policies at any time, including canceling or relaxing the target for digitalization. If the digitalization process in the PRC were to be slowed down or otherwise adversely affected by any government action or inaction, we might not be able to develop new customers or attract new business from existing customers, and our revenues would be materially adversely affected.

Furthermore, the television broadcasting industry in the PRC is highly regulated. Government regulations with respect to television broadcasting content, the amount and content of advertising, the pricing of pay-television subscriptions, the role of private-sector investment and the role of foreign investment significantly influence the business strategies and operating results of our customers. For example, the PRC State Administration of Radio, Film and Television, or the SARFT, issues licenses without which our customers cannot operate, and it may withdraw such licenses for violation of its regulations. Among other things, the SARFT must approve the creation of new premium content channels and has the power to order television network operators to stop airing programs or advertising that it considers illegal or inappropriate. Any of such adverse government actions against television network operators could in turn cause us to lose existing or potential customers.

In addition, many of our customers are directly or indirectly owned by the central PRC government or provincial or local governments. As a result, their business strategies and capital expenditure budgets are significantly influenced by government policies at various levels. Any change in the business strategies of our customers that leads to a reduction in the funds available to purchase our CA systems could have a material adverse effect on our business, operating results and financial condition. Furthermore, any changes in regulation that might result in the consolidation of the PRC cable television network industry could, among other things, substantially increase the bargaining power of the consolidated network operators over us and require us to reduce the prices of our CA systems and other products and services, which could, in turn, materially adversely affect our net income.

If significant numbers of television viewers in the PRC are unwilling to pay for digital television or value-added services, we may not be able to sustain our current revenue level.

The substantial majority of our revenues are derived from digital television network operators who purchase our head-end CA systems software and smart cards to insert in the set-top boxes of their subscribers. Therefore, we are substantially dependent upon the television network operators’ ability to sell digital television subscriptions to viewers. In addition, the success of our efforts to generate future revenues by offering television network operators new software applications that facilitate the delivery of value-added services to viewers ultimately depends on whether viewers are willing to pay for such value-added services.

However, television network operators may be unsuccessful in promoting digital television or value-added services. Television viewers in the PRC are accustomed to receiving television for free or for a very low price. Even viewers who are accustomed to paying for cable television subscriptions have historically paid very low rates and may not be willing to pay significantly higher rates for digital television services, or additional fees for value-added services. If cable television operators are unable to develop unique and compelling content to differentiate themselves from terrestrial broadcasters or offer value-added services that meet viewers’ needs at an affordable price, they may find it difficult to persuade viewers to accept the pay-television model or pay more for digital cable television or value-added services than viewers have historically paid for analog cable television. In that event, our customers’ digital subscriber numbers may not grow and we may be unable to sustain our current revenue level.

If significant numbers of television network operators who have already installed our CA system head-end software fail to purchase commercial quantities of our smart cards, we may not be able to sustain our current revenue level.

Television network operators who purchase and install our CA systems head-end software generally purchase our smart cards in batches over a period of months as they roll out digital services to their subscribers in stages. Most of our revenues are derived from the sale of smart cards to customers who are engaged in such service roll-outs. However, certain television network operators have installed our CA systems head-end software and subsequently failed to purchase commercial quantities of our smart cards. Factors that may cause a television network operator to suspend or halt its digitalization using our products include, but are not limited to, changes in such television network operator’s management priorities or financial condition, and a decision by such television network operator to carry out digitalization using the CA systems of a competitor. If significant numbers of television network operators who have already installed our CA systems head-end software fail to purchase commercial quantities of our smart cards, we may not be able to sustain our current revenue level.

We derive substantially all of our revenues from customers who are installing new CA systems, who may not require system upgrades or new applications for some time if at all. If we are unable to continue attracting new customers to install our CA systems or persuade existing customers to purchase our system upgrades or value-added applications, our profitability and prospects may be materially adversely affected.

CA systems vendors in more mature digital television markets, such as the United States and Europe, derive revenues not only from the purchase of new CA systems by television network operators who are switching from analog to digital transmissions but also from the purchase of new and replacement smart cards, system upgrades and new value-added services by existing customers. In the PRC, however, cable television network operators are still in the initial phase of purchasing CA systems and introducing digital content and services to their subscribers. To date, none of our customers has made a follow-on purchase for system upgrades or card replacements. As a result, the success of our business depends entirely on our ability to attract a continuing stream of customers who are switching from analog to digital transmission. If we are unable to continue attracting sufficient numbers of such customers, or to begin developing a significant source of recurring revenues, our profitability and prospects may be materially adversely affected.

We have a limited operating history, which may make it difficult for you to evaluate our business and prospects, and our rapid growth to date may not be sustainable.

Since our incorporation in March 2004, we have enjoyed rapid growth in revenues. Our net revenues increased, 82.6%, 132.1% and 260.7% in 2007, 2006 and 2005, respectively, compared to the prior year. Such revenue growth rates may not be representative of future growth or be sustainable. As our operating history is limited, the revenue and income potential of our business and markets are unproven. Our historical operating results may not provide a meaningful basis for evaluating our business, financial performance and prospects. In addition, we face numerous risks, uncertainties, expenses and difficulties frequently encountered by companies at an early stage of development. Some of these risks and uncertainties relate to our ability to:

•	develop new customers or new business from existing customers;

•	expand the technical sophistication of the products we offer;

•	respond effectively to competitive pressures; and

•	attract and retain qualified management and employees.

We cannot predict whether we will meet internal or external expectations of our future performance. If we are not successful in addressing these risks and uncertainties, our business, operating results and financial condition may be materially adversely affected.

Our business will suffer if we do not respond effectively to technological or commercial changes in our industry.

Our business and the market in which we operate are characterized by rapid commercial and technological change, evolving industry standards and frequent product enhancements. As digital broadcasting becomes more popular in the PRC, television network operators are likely to seek more sophisticated CA technology that offers them greater reliability, flexibility and functionality in delivering protected content or value-added services to viewers. As methods of distributing information and entertainment evolve, CA technology may also need to evolve to provide content protection for distribution platforms other than television, such as mobile phones. Our continued success will depend, in part, on our ability to develop and market products and services that respond to technological changes and evolving market demand or industry standards in a timely and cost-effective manner. We will need to invest significant financial resources in research and development to keep pace with technological advances in the CA systems industry and related industries. However, research and development activities are inherently uncertain, and our significant expenditures on research and development may not yield corresponding benefits. If we fail to develop and introduce products and services that effectively respond to technical changes and evolving market demand or industry standards and compete effectively with products and services offered by our competitors, our sales may be significantly reduced and we may not be able to sustain our current revenue level.

A significant portion of our revenues in any single period depends on a limited number of customers. If one customer defers or cancels its orders or chooses our competitors’ products or services, our revenues in such period could decline significantly.

We currently derive, and we expect to continue to derive, a significant portion of our revenues from a limited number of customers, although the particular customers may vary from period to period. As digital cable television networks are in their infancy in the PRC, the largest shipments of smart cards are to operators who are launching new digital transmission systems and need to purchase in bulk for their new networks. For example, three customers each contributed more than 10% of our total revenues in 2005, representing an aggregate of 44.1% of our total revenues during 2005; two customers each contributed more than 10% of our total revenues in 2006, representing an aggregate of 27.5% of our total revenues during 2006; and one customer contributed more than 10% of our total revenues in 2007, representing 14.1% of our revenues in that period. If a customer significantly reduces the volume of its purchases from us, defers or cancels orders or terminates its relationship with us, our revenues could decline significantly and, as a result, our business, operating results and financial condition could be materially adversely affected.

Our business may suffer if cable television network operators, who currently comprise our primary customer base, do not compete successfully with existing and emerging alternative platforms for delivering television programs, including terrestrial networks, Internet protocol television and satellite broadcasting networks.

Our existing customers are mainly cable television network operators in the PRC, which compete with traditional terrestrial television networks for the same pool of viewers. As technologies develop, other means of delivering information and entertainment to television viewers are evolving. For example, some telecommunications companies in the PRC are seeking to compete with terrestrial broadcasters and cable television network operators by offering Internet protocol television, or IPTV, which allows telecommunications companies to stream television programs through telephone lines. While the PRC Ministry of Industry and Information (formerly known as the PRC Ministry of Information Industry), or the MII, so far has issued only five IPTV licenses, it may issue significantly more licenses in the future. In addition, the SARFT issued a broadcast license in 2006 to the PRC’s first direct satellite broadcast company, which is expected to begin commercial operation this year. We may not be as successful in selling our CA systems to the operators of IPTV or satellite television networks as we have been in selling to cable television network operators. To the extent that the terrestrial television networks, telecommunications companies and satellite television network operators compete successfully with cable television network operators for viewers, the ability of our existing customer base to attract and retain subscribers may be adversely affected. As a result, demand for additional smart cards will falter and we may not be able to sustain our current revenue level.

Our business could be harmed if the security of our customers’ networks is compromised due to the failure of our CA systems or the security breach of the software or hardware supplied by other vendors.

We face risks relating to the failure of our CA systems to block unauthorized access to the television networks of our customers. Our CA systems use a combination of signal scrambling and encryption to prevent unauthorized viewing of our customers’ television programs. An important component of our CA systems is the smart cards we provide for our customers’ individual subscribers. Unauthorized viewing and use of content could be accomplished by counterfeiting our smart cards, stealing our system’s authorization messages or security codes, or in any other way thwarting our CA systems’ security features. Any significant security breach could require us to develop and implement solutions that could be costly or time-consuming, or to replace an operator’s smart cards at our own expense. For example, pursuant to our contracts with buyers of our CA systems, if we were unable to remedy such security breach with system modifications, we could be obligated to replace the cards free of charge if the breach occurs within the first year (or in some cases, within the first two or three years) after sale. Even though we have not experienced any significant counterfeiting or other security breach, we cannot assure you that our current assumptions regarding the security of our CA systems are reasonable. We could be obligated to incur a significant portion of the cost of replacing our smart cards in future years if any significant counterfeiting or security breach occurs. See “Item 4. Information on the Company—B. Business Overview—Our Products and Services—CA Systems.” The cost of smart card replacement and the damage to our reputation could have a material adverse effect on our business, operating results and financial condition.

In addition to our CA systems, the secured transmission of digital television programming also relies on certain other software and hardware components, such as set-top boxes supplied by other vendors, used on our customers’ digital television networks. A security breach of any of these other software and hardware components could also result in unauthorized access to the television networks of our customers. For example, in November 2007, it was discovered that an individual located in the city of Daqing in Heilongjiang Province had provided shared access to the local digital television network to more than one hundred other people without authorization by hacking into certain set-top boxes used on that network, which do not have advanced security features due to cost considerations. By using a “tracking” technology offered by our CA systems, which enables an operator to track down the compromised set-up boxes, the local television network operator identified the points of breach, took measures to block further unauthorized access and contained the impact of the breach. The local police department also investigated the breach and made an arrest. According to our contractual arrangement with this cable network operator, we believe we are not liable for such security breach of software or hardware components that are supplied by other vendors. However, our business, operating results and financial conditions could still be materially and adversely affected if the scale of such security breach reaches a level such that the affected television network operators may have difficulty in recruiting new subscribers or retaining existing subscribers and a significant reduction in demand for our smart cards results. Furthermore, as our CA systems are used on the affected networks, our reputation could also be harmed by being associated with such security breaches on our customers’ networks.

We generally do not have long-term contracts with suppliers of computer chips or the companies that manufacture our smart cards. If any of our computer chip suppliers or smart-card manufacturers is unable to fulfill our orders in time or at all, we may be unable to deliver smart cards to our customers on time or at all, which could have a material adverse effect on our business, operating results and financial condition.

We generally do not have long-term contracts with our suppliers. We purchase substantially all of the computer chips that are used in our smart cards from two suppliers, STMicroelectronics, or STM, and ACG Identification Technologies Asia Pte. Ltd., or ACG, which is an agent for Infineon Technologies AG, or Infineon. In addition, we have arrangements with four smart-card manufacturers, China Electronics Smart Card Co., Ltd., or China Electronics, the China Sciences Group, Axalto Smart Card Technology Co., and Oberthur Card Systems, to embed the computer chips into plastic cards. We generally place purchase orders with our computer chip and smart card suppliers as needed to meet our customers’ demand. Generally, our computer chip and smart card suppliers are not under any contractual obligation to accept our purchase orders or fulfill them within our desired time frame. However, we currently maintain a one-year contract with each of China Electronics and the China Sciences Group, that requires China Electronics or the China Sciences Group, as the case may be, to fulfill our orders in accordance with an agreed schedule. Any significant delay or failure by any of our suppliers or manufacturers to fulfill our orders for computer chips or smart cards could force us to obtain computer chips or smart cards from alternative sources at higher cost, negatively affecting our operating margins, or could prevent us from delivering smart cards in the required quantities to our customers on time. Any such failure by us could have a material adverse effect on our reputation, retention of customers, business, operating results and financial condition, and may subject us to claims from our customers.

We face intense competition, which could reduce our market share and harm our financial performance.

The market for digital television CA systems and software applications is intensely competitive. Several of the world’s leading developers and producers of CA systems, including Conax AS, Irdeto Access BV, Kudelski SA and NDS Group, operate in the PRC market. We also compete with domestic CA systems vendors, including Compunicate Technologies Inc., DVN Holdings Ltd. and Sumavision Technologies Co., Ltd. Some of our competitors have substantially greater financial, technical and other resources than we do, and may respond more quickly than us to technological or commercial changes in our industry. In addition, some competitors offer their CA systems at a lower price than we do. We may need to reduce our prices to compete with them, which may lead to reduced margins or loss of market share. See “Item 4. Information on the Company—B. Business Overview—Competition.”

We depend upon key personnel, including our senior executives and technical and engineering staff, and our business and growth prospects may be severely disrupted if we lose their services.

Our future success depends heavily on the continued service of our key executives. In particular, we rely on the expertise and experience of Mr. Jianhua Zhu, our chief executive officer, Dr. Zengxiang Lu, chairman of our board of directors and our chief strategy officer, and Mr. Jian Han, our chief technology officer, in our business operations and technology development efforts, and on their relationships with the regulatory authorities, our customers, our suppliers, our employees and our operating company, N-S Digital TV. If any of Mr. Zhu, Dr. Lu or Mr. Han becomes unable or unwilling to continue in their present positions, or if they join a competitor or form a competing company, we may not be able to replace them easily, our business may be significantly disrupted and our business, operating results and financial condition may be materially adversely affected. We do not currently maintain key-man insurance for any of our key personnel. Furthermore, our future success depends heavily upon our ability to recruit and retain experienced technical and engineering staff. There is substantial competition for qualified technical personnel from other companies in our industry as well as from businesses outside our industry, and we may not be successful in retaining technical and engineering employees and recruiting new ones. If we are unsuccessful in our recruitment and retention efforts, our business may be materially adversely affected.

Our attempts to diversify our business and expand our revenues by cooperating with digital television network operators to provide value-added television services may not be successful and may prove costly.

We are pursuing strategies to expand and diversify our revenues, including cooperating with digital television network operators to offer premium cable television services such as electronic program guides based advertising platforms, pay-per-view programming and video-on-demand. To this end, we established Beijing Novel-Super Media Investment Co., Ltd., or N-S Media Investment, as a wholly owned subsidiary of Super TV in December 2007 and are currently in the process of establishing a joint venture, Dongguan SuperTV Video Info Co. Ltd., or Dongguan SuperTV, between N-S Digital TV and a PRC citizen to provide value-added services to television viewers. See “Item 4. Information on the Company—A. History and Development of the Company.” However, we have no prior experience cooperating with television network operators in providing value-added services, and may not be successful in doing so. In addition, our attempts to develop this new business model may be time-consuming and may distract our management from developing our existing lines of business, which could adversely affect our business, operating results and financial condition.

We may face difficulties implementing our acquisition strategy, including identifying suitable opportunities and integrating acquired businesses and assets with our existing operations, which could have a material adverse effect on our business, operating results and financial condition.

As part of our business strategy, we intend to enhance our capabilities by acquiring other companies or businesses that complement our existing business or enhance our product portfolio and proprietary technology. However, our ability to implement our acquisition strategy will depend on our ability to identify suitable acquisition candidates, our ability to compete effectively to attract and reach agreement with acquisition candidates on commercially reasonable terms and the availability of financing to complete larger acquisitions, as well as our ability to obtain any required shareholder or government approvals. In addition, any particular acquisition may not produce the intended benefits. For example, we may not be successful in integrating acquisitions with our existing operations and personnel, and the process of integration may cause unforeseen operating difficulties and expenditures and may attract significant attention of our management that would otherwise be available for the ongoing development of our business. If we make future acquisitions, we may issue new shares that dilute the interests of our other shareholders, expend cash, incur debt, assume contingent liabilities or create additional expenses related to the impairment of goodwill or the amortization of other intangible assets with estimable useful lives.

Our business could be harmed if a defect in our software, technology or services interferes with, or causes any failure in, our customers’ systems.

Our software and technology are integrated into the television transmission infrastructure of our customers. Accordingly, a defect, error or performance problem with our software or technology could interfere with, or cause a critical component of, one or more of our customers’ systems to fail for a period of time. Any negligence or error of our employees in the course of their performance of system integration, upgrade or maintenance services for our customers may also cause malfunctioning, suspension or failure of our customers’ systems. Occurrence of such incidents could result in claims for substantial damages against us, regardless of whether we are responsible for such failure. Any claim brought against us could be expensive to defend and require the expenditure of a significant amount of resources, regardless of whether we prevail. In addition, we do not currently maintain any product or business liability insurance. Although we have not experienced any such material interference or failure in the past, our potential exposure to this risk may increase as sales of our products and customer demand for our upgrade or maintenance services grow. Any future problem in this area could cause severe customer service and public relations problems for our customers.

N-S Digital TV may be deemed not to be in full compliance with certain legal regulatory requirements relating to the production and sale of encryption products. The relevant PRC government authorities could require N-S Digital TV to cease such activities and impose administrative penalties including fines, which could have a material adverse effect on our business.

The PRC government introduced regulations in 1999 generally requiring a company that engages in the production and sale of encryption products to obtain two licenses, one for the production of encryption products and the other for the sale and distribution of encryption products, and the implementation rules for issuing such two licenses were promulgated in December 2005. Under these regulations and rules, a company generally is only allowed to produce and/or sell encryption products that use algorithms designated by the encryption authority and such products shall also be certified by the encryption authority. The encryption authority initially designated permitted algorithms for CA systems in April 2007 and a final and official designation remains pending. Like many other vendors of CA systems in the PRC, N-S Digital TV has been producing and selling CA systems using algorithms other than those initially designated by the encryption authority. We understand the encryption authority has allowed a transition period, of a duration yet to be determined at the sole discretion of the encryption authority, for vendors of CA systems to comply with this requirement to use the algorithms to be finally and officially designated by the government. See “Item 4. Information on the Company—B. Business Overview— Regulation—Regulation of Encryption Industry.” N-S Digital TV has engaged in the production and sale of encryption products since its establishment in May 2004, but it did not obtain the license for the production of encryption products until June 2006. It has commenced the process of applying for a license for the sale of encryption products, but its efforts may not be successful. If its efforts to obtain such license are unsuccessful, it may be required to discontinue selling encryption products. In addition, if N-S Digital TV fails to adopt the government-designated algorithms for its CA systems products at the end of the transition period, it may be required to discontinue the production and sale of its non-compliant CA systems. If N-S Digital TV fails to obtain a license for the sale of encryption products but continues such sales and if the relevant PRC government authorities deem such sales activities to be in violation of the applicable regulations, or if the relevant PRC government authorities deem N-S Digital TV’s production of encryption products prior to June 2006 to be in violation of the applicable regulations, they may impose sanctions against N-S Digital TV. Such sanctions may include confiscation of income from non- compliant activities, fines of up to three times the amount of income from non-compliant activities and revocation of the licenses already issued. Imposition of such sanctions may result in material disruptions to our business operations, damage to our reputation and financial losses. As a result, our business, operating results and financial condition may be materially adversely affected.

Enforcement of certain recent PRC regulatory requirements regarding the use of encryption products may prevent prospective customers from purchasing our CA systems and our business could be materially adversely affected as a result.

In March 2007, the PRC encryption authority introduced regulations that require users to use only encryption products that are certified by the encryption authority and purchased from vendors who hold an encryption product sales license. We have commenced the process of applying for but not yet obtained an encryption product sales license. In addition, our CA systems have not been certified by the encryption authority because we have not adopted the government-designated algorithms for our CA systems. King & Wood, our PRC counsel, has advised us that because the encryption authority has allowed a transition period, of a duration yet to be determined at the sole discretion of the encryption authority, for us to adopt the algorithms to be finally and officially designated by the government, it is unlikely that the encryption authority will enforce the above-mentioned regulatory requirements with respect to the use or purchase of our CA systems during that transition period. However, if we have not obtained the required encryption products sales license or the certification for our CA systems upon the expiration of the transition period, enforcement of the above-mentioned regulatory requirements could prevent our prospective customers from purchasing our CA systems. In addition, even if we do obtain the required encryption product sales license and develop products incorporating algorithms certified by the PRC encryption authority, we cannot assure you that we will be able to successfully market such products. As a result, our business, operating results and financial condition may be materially adversely affected.

We may incur development costs and may be required to pay certain fees in order to use the algorithms designated by the PRC encryption authority for CA systems.

A company generally is only allowed to produce and/or sell encryption products that have adopted the algorithms designated by the PRC encryption authority. As the encryption authority did not initially designate any algorithms for CA systems until April 2007, we have been using algorithms in our CA systems other than those designated by the encryption authority. If we are required by the government authorities to instead use the algorithms designated by the encryption authority in our CA systems, we may incur costs to develop new products adopting such algorithms and may have to pay certain fees to the government for such usage. Development costs and the payment of such fees, the amount of which remains unclear, may have an adverse material effect on our profit margin if we cannot pass on such increased costs to our customers.

We are in the process of registering as our trademarks the English and Chinese names “NOVEL SUPERTV”. If we fail to have such trademarks registered, our business operations could be adversely affected.

We used to depend on N-T Information Engineering for the use of the English and Chinese names for “NOVEL-TONGFANG” and a graphic logo pursuant to a non-exclusive license agreement. N-T Information Engineering has registered these names and this logo as trademarks. Pursuant to our agreement with N-T Information Engineering, we may use these trademarks free of charge for as long as they remain registered. Prior to January 2008, we used these trademarks in all of the CA systems we sold in the PRC. The registrations for these trademarks expire at various dates in 2013. We also used “NOVEL-TONGFANG” as part of the name of our variable interest entity, N-S Digital TV.

In November 2007, we ceased using “NOVEL-TONGFANG” in N-S Digital TV’s name by changing its name from “Beijing Novel-Tongfang Digital TV Technology Co., Ltd.” to “Beijing Novel-Super Digital TV Technology Co., Ltd.” In January 2008, we ceased using the English and Chinese names for “NOVEL-TONGFANG” as trademarks for our products and we currently intend not to use such trademarks in the future. We started to use the English and Chinese names for “NOVEL SUPERTV” in combination with the graphic logo we licensed from N-T Information Engineering as the trademarks for our products. In the meanwhile, we are in the process of acquiring for free the licensed graphic logo from N-T Information Engineering and applying to register the trademarks of the English and Chinese names for “NOVEL SUPERTV.” We cannot assure you that the registration of such trademarks containing the English and Chinese names of “NOVEL SUPERTV” will finally be approved by the PRC trademark registration authority. If we fail to have such trademarks registered, we may not be able to prevent any third parties, including our competitors, from using the same trademarks for their products or services. In addition, if a third party has already registered names similar to “NOVEL SUPERTV” as its trademarks, we may be prevented from using the English and Chinese names for “NOVEL SUPERTV” as our trademarks. In either case, our business operations could be adversely affected as a result.

If we fail to protect our intellectual property rights, it could harm our business and competitive position.

Our business relies on intellectual properties to stay competitive in the marketplace. We rely on a combination of patent, trademark and copyright laws, trade secrets, confidentiality procedures and contractual provisions to protect our intellectual property rights and the obligations we have to third parties from whom we license intellectual property rights. Nevertheless, these afford only limited protection and policing unauthorized use of proprietary technology can be difficult and expensive. In addition, intellectual property rights historically have not been enforced in the PRC to the same extent as in the United States, and intellectual property theft presents a serious risk in doing business in the PRC. We may not be able to detect unauthorized use of, or take appropriate steps to enforce, our intellectual property rights and this could have a material adverse effect on our business, operating results and financial condition.

We may be exposed to infringement or misappropriation claims by third parties that, if determined adversely to us, could cause us to pay significant damage awards.

Our success depends largely on our ability to use and develop our technology and know-how without infringing the intellectual property rights of third parties. The validity and scope of any claims relating to our technology patents would involve complex technological, legal and factual questions and analyses and, therefore, the outcome would be highly uncertain. We may be subject to litigation involving claims of patent infringement or violation of other intellectual property rights of third parties. The defense of such claims would be both costly and time-consuming, and could significantly divert the efforts and resources of our management and technical personnel. An adverse determination in any such litigation or proceedings to which we may become a party could subject us to significant liability to third parties, require us to seek licenses from third parties, pay ongoing royalties or redesign our products, or subject us to injunctions prohibiting the manufacture and sale of our products or the use of our technologies. Protracted litigation could also result in our customers or potential customers deferring or limiting their purchase or use of our products until resolution of such litigation. In addition, we could face disruptions to our business operations and damage to our reputation, and our operating results and financial condition could be materially adversely affected.

We rely on a single facility for almost all of our business operations. Any destruction of, or significant disruption to, this facility could severely affect our ability to conduct normal business operations.

Almost all of our business operations, including the encoding of our smart cards, which is an essential part of the smart card production process, all our research and development activities and our corporate headquarters are concentrated within a single facility that we lease in Beijing, PRC. As we do not maintain back-up facilities, we rely on this facility for the continued operation of our business. In addition, we currently do not maintain any business disruption or similar insurance coverage. A major earthquake, fire or other catastrophic event that results in the destruction of, or significant disruption to, the facility could severely affect our ability to complete sales or conduct other normal business operations. As a result, our business, operating results and financial condition could be materially adversely affected.

Our operating results may fluctuate significantly from quarter to quarter, which could adversely affect the price of our ADSs.

Our quarterly operating results have varied significantly in the past and are likely to continue to vary significantly in the future. Historically, we have generally experienced a slowdown or decrease in smart card orders in the first quarter of the year due to the Chinese Lunar New Year holiday and an annual trade fair for the digital television, broadband and related industries in the PRC during such quarter. In addition, our quarterly revenues are subject to fluctuation because they substantially depend upon the timing of orders. Our quarterly revenues have generally reflected a small number of relatively large orders for our CA systems, which generally have long sales and order cycles. Our cost of revenue and operating expenses may also fluctuate from quarter to quarter. As a result, you may not be able to rely on period-to-period comparisons of our operating results as an indication of our future performance. Our actual quarterly results may differ from market expectations, which could adversely affect the price of our ADSs.

Failure to manage our growth or develop appropriate internal organizational structures, internal control environment and risk monitoring and management systems in line with our rapid growth could negatively affect our business and prospects.

Our business and operations have expanded rapidly since our formation in 2004. Significant management resources must be expended to develop and implement appropriate structures for internal organization and information flow, an effective internal control environment and risk monitoring and management systems in line with our rapid growth, as well as to hire and integrate qualified employees into our organization. In addition, the disclosure and other ongoing obligations associated with becoming a public company also increased the challenges to our finance and accounting team. It is possible that our existing internal control and risk monitoring and management systems could prove to be inadequate. If we fail to appropriately develop and implement structures for internal organization and information flow, an effective internal control environment and a risk monitoring and management system, we may not be able to identify unfavorable business trends, administrative oversights or other risks that could materially adversely affect our business, operating results and financial condition.

In the course of preparing our consolidated financial statements for the year ended December 31, 2007, several significant deficiencies in our internal control over financial reporting were noted. We expect to incur extra costs in implementing measures to address such deficiencies. If we fail to maintain an effective system of internal control over financial reporting, our ability to accurately and timely report our financial results or prevent fraud may be adversely affected. As a result, investor confidence and the trading price of our ADSs may be adversely impacted.

Upon the completion of our initial public offering, we have become a public company in the United States that is subject to the Sarbanes-Oxley Act of 2002. Section 404 of the Sarbanes-Oxley Act of 2002, or Section 404, requires that we include a report of management on our internal control over financial reporting in our annual report on Form 20-F beginning with our annual report for the fiscal year ending December 31, 2008. In addition, our independent registered public accounting firm must report on the effectiveness of our internal control over financial reporting. Our management may conclude that our internal control over financial reporting is not effective. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm may disagree. If such independent registered public accounting firm is not satisfied with our internal control or the level at which our control is documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us, then it may not be able to issue an un-qualified opinion. In addition, our reporting obligations as a public company may place a significant strain on our management, operational and financial resources and systems for the foreseeable future.

Prior to our initial public offering, we had been a private company with limited accounting personnel and other resources with which to address our internal controls and procedures. Our independent registered public accounting firm has not conducted an audit of our internal control over financial reporting; however, in connection with the audit of our consolidated financial statements for the year ended December 31, 2007, our independent registered public accounting firm identified several “significant deficiencies” in our internal control over financial reporting, as defined in the standards established by the Public Company Accounting Oversight Board (United States). The significant deficiencies identified related to (i) our inadequate accounting resources with a good understanding of US GAAP and SEC reporting requirements, (ii) our failure to develop a comprehensive accounting policies and procedures manual and (iii) our failure to establish detailed financial closing and reporting policies and procedures. We have been in the process of implementing a number of measures to address the deficiencies that have been identified. In the first quarter of 2008, we appointed an internal audit manager. Since April 2008, we also have hired a Financial Controller, together with a team of accounting personnel, to enhance our understanding of US GAAP and SEC reporting requirements. In October 2007, we engaged an international accounting firm to help us design our internal control process and prepare a US GAAP accounting policies and procedures manual. By April 2008, we had substantially completed the drafting of these documents. We are in the process of establishing closing and reporting procedures and standards and will continue to enhance our efforts in this regard.

During the course of documenting and testing our internal control procedures in order to satisfy the requirements of Section 404, we may identify other deficiencies in our internal control over financial reporting. We plan to remediate control deficiencies identified in time to meet the deadline imposed by the requirements of Section 404, but we may be unable to do so.

In addition, if we fail to maintain the adequacy of our internal control over financial reporting, as these standards are modified, supplemented or amended from time to time, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404. If we fail to achieve and maintain an effective internal control environment, we could suffer material misstatements in our financial statements and fail to meet our reporting obligations, which would likely cause investors to lose confidence in our reported financial information. This could harm our operating results and lead to a decline in the trading price of our ADSs. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from the stock exchange on which we list, regulatory investigations and civil or criminal sanctions.

We may need additional capital and we may not be able to obtain it, which could adversely affect our liquidity and financial position.

In order for us to grow, remain competitive, develop new products, expand our customer base and carry out acquisitions, we may seek to obtain additional capital in the future through selling additional equity or debt securities or obtaining a credit facility. Our ability to obtain additional capital in the future is subject to a variety of uncertainties, including:

•	our future financial condition, results of operations and cash flows;

•	conditions of the U.S. and other capital markets in which we may seek to raise funds;

•	investors’ perception of, and demand for, securities of digital television components and related companies; and

•	economic, political and other conditions in the PRC and elsewhere.

We may be unable to obtain additional capital in a timely manner or on acceptable terms or at all. Furthermore, the additional issuances of equity securities may result in significant dilution to our shareholders. The incurrence of debt would result in increased interest expense and could require us to agree to operating and financial covenants that would restrict our operations.

We may become a passive foreign investment company, or PFIC, which could result in adverse United States federal income tax consequences to U.S. holders of our ADSs.

Depending upon the value of our shares and ADSs and the nature of our assets and income over time, we could be classified as a PFIC by the United States Internal Revenue Service for U.S. federal income tax purposes. Based upon the past composition of our income and valuation of our assets, including goodwill, we believe we were not a PFIC for 2007. There can be no assurance that we will not be a PFIC for the taxable year 2008 or future taxable years, as PFIC status is tested each year and depends on our assets and income in such year. Our PFIC status for the current taxable year 2008 will not be determinable until the close of the taxable year ending December 31, 2008.

We will be classified as a PFIC in any taxable year if either: (1) the average percentage value of our gross assets during the taxable year that produce passive income or are held for the production of passive income is at least 50% of the value of our total gross assets or (2) 75% or more of our gross income for the taxable year is passive income. For example, we would be a PFIC for the taxable year 2008 if the sum of our average market capitalization, which is our share price multiplied by the total number of our outstanding shares, and our liabilities over that taxable year is not more than twice the value of our cash, cash equivalents and other assets that can be readily converted into cash. In particular, we would likely become a PFIC if the value of our outstanding shares were to decrease significantly while we hold substantial cash and cash equivalents.

If we are classified as a PFIC in any taxable year in which you hold our ADSs or shares and you are a U.S. holder, you would generally be taxed at higher ordinary income rates, rather than lower capital gain rates, if you dispose of our ADSs or shares for a gain in a later year, even if we are not a PFIC in that year. In addition, a portion of the tax imposed on your gain would be increased by an interest charge. Moreover, if we were classified as a PFIC in any taxable year, you would not be able to benefit from any preferential tax rate with respect to any dividend distribution that you may receive from us in that year or in the following year. Finally, you would also be subject to special United States federal income tax reporting requirements. We cannot assure you that we will not be a PFIC for 2008 or any future taxable year. For more information on the United States federal income tax consequences to you that would result from our classification as a PFIC, see “Item 10. Additional Information—E. Taxation—United States Federal Income Taxation—Taxation of Capital Gains—PFIC Rules.”

Risks Relating to Our Corporate Structure

If the PRC government determines that N-S Digital TV is a vendor of non-PRC CA systems by virtue of the agreements that establish the structure for operating our business, we could face difficulty selling our CA systems in the PRC.

SARFT policy requires any cable television network operator who uses a non-PRC CA system to install a parallel PRC CA system. Under this policy, vendors of non-PRC CA systems may sell only to cable network operators who have already installed a PRC CA system or who are willing to purchase a parallel PRC CA system. This may result in a competitive disadvantage for vendors of non-PRC CA systems relative to vendors of PRC CA systems. Such policy does not expressly indicate whether the CA systems produced by a foreign-invested company incorporated in the PRC, such as our subsidiary, Super TV, fall into the category of non-PRC CA systems. In light of this ambiguity, in order to avoid our CA systems being deemed non-PRC CA systems, we have established N-S Digital TV, which is wholly owned by PRC persons, to produce and sell our CA systems. We do not have any equity interest in N-S Digital TV and instead enjoy the economic benefits of, and have substantive control over, N-S Digital TV through contractual arrangements with N-S Digital TV and its shareholders. N-S Digital TV also holds the licenses and approvals that are essential to our business, and we derive a significant portion of our revenues from N-S Digital TV.

There are substantial uncertainties regarding the interpretation and application of the above-described PRC government policy and relevant PRC laws and regulations. Accordingly, the PRC government may determine that N-S Digital TV is a vendor of non-PRC CA systems by virtue of our contractual arrangements with N-S Digital TV and its shareholders. If N-S Digital TV is deemed to be a vendor of non-PRC CA systems by the PRC government, cable network operators may cancel their orders for our CA systems to avoid being required to install a parallel PRC CA system, and we may also lose potential customers who are not willing, or have no plan, to install a parallel PRC CA system for economic or other reasons. As a result, our business, financial condition and operating results could be materially adversely affected.

The agreements that establish the structure for operating our business may result in the relevant PRC government regulators revoking or refusing to renew N-S Digital TV’s license for the production of commercial encryption products, or refusing to issue any other license required to engage in an encryption-related business.

Our CA systems business uses encryption technology and thus is required by the relevant PRC laws and regulations to obtain a license to produce commercial encryption products. Although foreign-invested enterprises incorporated in the PRC, such as our subsidiary, Super TV, are not expressly prohibited from conducting a business that uses encryption technology, foreign-invested enterprises may have difficulty obtaining the necessary license due to the PRC encryption authority’s generally restrictive approach towards foreign participation in the PRC encryption industry. N-S Digital TV, which is wholly owned by PRC persons and through which we conduct our CA systems business, has obtained a license to produce commercial encryption products as required for our business.

Our contractual arrangements with N-S Digital TV and its shareholders provide us with the economic benefits of, and substantive control over, N-S Digital TV. If the PRC encryption authority determines that our control over, or relationship with, N-S Digital TV through those contractual arrangements is contrary to their generally restrictive approach towards foreign participation in the PRC encryption industry, we can not assure you that the PRC encryption authority will not reconsider N-S Digital TV’s eligibility to hold the license to produce commercial encryption products. The PRC encryption authority may revoke, or refuse to renew, N-S Digital TV’s license to produce commercial encryption products, or refuse to grant any other encryption-related license that may be required for our business in the future. If that were to happen, we might have to discontinue all or a substantial portion of our business pending the re-issuance, extension or issuance of the required license. In addition, we might have to restructure our operation in order to have such license re-issued, extended or issued. Such restructuring may result in a loss or reduction of our control over, or the economic benefits we enjoy from, N-S Digital TV under existing contractual arrangements. As a result, our business, financial condition or operating results could be materially adversely affected.

Our contractual arrangements with our operating company, N-S Digital TV, and its shareholders may not be as effective in providing operational control as direct ownership and may be difficult to enforce.

In order for our CA systems not to be deemed by the PRC government as non-PRC CA systems, which may result in a competitive disadvantage for us in the PRC market, we have established N-S Digital TV, which is wholly owned by PRC persons, to produce and sell our CA systems in the PRC. As a result, we generate a significant portion of our revenues through N-S Digital TV. We do not have any equity interest in N-S Digital TV and instead enjoy the economic benefits of, and have substantive control over, N-S Digital TV through contractual arrangements with N-S Digital TV and its shareholders. N-S Digital TV also holds the licenses and approvals that are essential to our business. For a description of such contractual arrangements, see “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions.” These arrangements may not be as effective in providing control over our operations as direct ownership would be. In particular, N-S Digital TV could fail to perform or make payments as required under these contractual arrangements, and we would have to rely on the PRC legal system to enforce these arrangements, which may not be effective. For example, we have entered into share pledge agreements with the shareholders of N-S Digital TV in September 2005 and August 2007, under which such shareholders pledge their equity interests in N-S Digital TV to us. However, the relevant government agency has refused to register such kinds of pledges due to the lack of relevant registration procedures. Under the Property Rights Law of the PRC promulgated on March 16, 2007, which became effective on October 1, 2007, or the Property Rights Law, a pledge of equity interests can only be valid after such pledge is registered at the relevant agency, though the Property Rights Law is silent on whether the registration requirement applies to a pledge agreement that was entered into prior to October 1, 2007, the date when the Property Rights Law became effective, such as our share pledge agreements with the shareholders of N-S Digital TV. Without the registration with the relevant government agency, a pledgor could disregard a prior pledge and re-pledge the same equity interests to third parties. We cannot assure you whether or when Super TV will be able to register the pledges with the relevant government agency, prior to which such pledges may be invalid under the Property Rights Law.

The shareholders or directors of N-S Digital TV may have conflicts of interest with us, which may materially and adversely affect our business and financial condition.

We do not have any equity interest in N-S Digital TV and instead enjoy the economic benefits of, and have substantive control over, N-S Digital TV through contractual arrangements with N-S Digital TV and its shareholders. Conflicts of interests may arise between us and the shareholders of N-S Digital TV. In addition, three directors of N-S Digital TV are also directors of our company, and conflicts may arise between the duties they owe to N-S Digital TV and the duties they owe to us. We cannot assure you that if any such conflicts arise, any or all of the shareholders or directors of N-S Digital TV, as the case may be, will act in the best interests of our company or that such conflicts will be resolved in our favor. We have no specific policies or procedures for resolving any such conflicts that may arise. In addition, these shareholders or directors may breach, or cause N-S Digital TV to breach or refuse to renew, the existing contractual arrangements that allow us to effectively control N-S Digital TV and receive economic benefits from it. If we cannot satisfactorily resolve any conflicts of interest or disputes between us and the shareholders or directors of N-S Digital TV, we may have to rely on legal proceedings, which may involve substantial uncertainty and result in disruptions to our business operations.

Contractual arrangements we have entered into between Super TV and N-S Digital TV may be subject to scrutiny by the PRC tax authorities and any finding that we or N-S Digital TV owe additional taxes could substantially reduce our consolidated net income and the value of your investment.

Under PRC laws and regulations, arrangements and transactions among related parties may be subject to audit or challenge by the PRC tax authorities. We could face material adverse tax consequences if the PRC tax authorities determine that the contractual arrangements between Super TV, our wholly owned subsidiary in the PRC, and N-S Digital TV do not represent an arm’s-length price and consequently adjust N-S Digital TV’s income in the form of a transfer pricing adjustment. A transfer pricing adjustment could, among other things, result in a reduction of expense deductions recorded by N-S Digital TV, which could in turn increase its tax liabilities. In addition, the PRC tax authorities may impose late payment fees and other penalties.

Certain of our existing shareholders have substantial influence over our company and their interests may not be aligned with the interests of our other shareholders.

As of May 31, 2008, our three largest shareholders beneficially owned a total of approximately 58.4% of our outstanding shares. Accordingly, they will have significant influence in determining the outcome of any corporate transaction or other matter submitted to the shareholders for approval, including mergers, consolidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions. They will also have the power to prevent or cause a change in control. In addition, without the consent of these shareholders, we could be prevented from entering into transactions that could be beneficial to us. These shareholders may cause us to take actions that are opposed by other shareholders as the interests of these shareholders may differ from the interests of our other shareholders, including those who purchased the ADSs in our initial public offering. See “Item 7. Major Shareholders and Related Party Transactions” for more information regarding the share ownership of our officers, directors and significant shareholders.

Risks Relating to the People’s Republic of China

Adverse changes in economic policies of the PRC government could have a material adverse effect on the overall economic growth of the PRC, which could reduce the demand for our products and materially adversely affect our business.

All of our assets are located in and all of our revenue is sourced from the PRC. Accordingly, our business, financial condition, results of operations and prospects may be influenced to a significant degree by political, economic and social conditions in the PRC generally and by continued economic growth in the PRC as a whole.

The PRC economy differs from the economies of most developed countries in many respects, including the amount of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. Although the PRC government has implemented measures since the late 1970s emphasizing the utilization of market forces for economic reform, the reduction of state ownership of productive assets and the establishment of improved corporate governance in business enterprises, a substantial portion of productive assets in the PRC is still owned by the PRC government. In addition, the PRC government continues to play a significant role in regulating industry development by imposing industrial policies. The PRC government also exercises significant control over the PRC’s economic growth through the allocation of resources, controlling payment of foreign currency-denominated obligations, setting monetary policy and providing preferential treatment to particular industries or companies.

While the PRC economy has experienced significant growth over the past decade, growth has been uneven, both geographically and among various sectors of the economy. The PRC government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures benefit the overall PRC economy, but may also have a negative effect on us. For example, our operating results and financial condition may be adversely affected by government control over capital investments or changes in tax regulations that are applicable to us. The PRC government has implemented certain measures, including recent interest rate increases, to control the pace of economic growth. These measures may cause decreased economic activity in the PRC, including a slowing or decline in investment in cable television networks, which in turn could adversely affect our operating results and financial condition.

Uncertainties in the interpretation and enforcement of PRC laws and regulations could limit the legal protections available to you and us.

The PRC legal system is a civil law system based on written statutes. Unlike common law systems, it is a system in which legal decisions have limited value as precedents. In 1979, the PRC government began to promulgate a comprehensive system of laws and regulations governing economic matters in general. The overall effect of legislation over the past three decades has significantly increased the protections afforded to various forms of foreign or private-sector investment in the PRC. Our PRC operating subsidiary, Super TV, is a foreign-invested enterprise and is subject to laws and regulations applicable to foreign investment in the PRC as well as laws and regulations applicable to foreign-invested enterprises. N-S Digital TV is a privately-owned company and is subject to various PRC laws and regulations that are generally applicable to companies in the PRC. These laws and regulations change frequently, and their interpretation and enforcement involve uncertainties. For example, we may have to resort to administrative and court proceedings to enforce the legal protections that we enjoy either by law or contract. However, since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory and contractual terms, it may be more difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we enjoy than in more developed legal systems. These uncertainties may also impede our ability to enforce the contracts we have entered into. As a result, these uncertainties could materially adversely affect our business and operations.

The approval of the China Securities Regulatory Commission, or the CSRC, might be required in connection with our initial public offering under certain PRC regulation; failure to obtain this approval, if required, could have a material adverse effect on our business, operating results and reputation as well as the trading price of our ADSs.

On August 8, 2006, six PRC regulatory agencies, including the Ministry of Commerce, or the MOFCOM, the State-owned Assets Supervision and Administration Commission, the State Administration for Taxation, the State Administration for Industry and Commerce, the CSRC and the State Administration of Foreign Exchange, or the SAFE, jointly adopted the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the New M&A Rules, which became effective on September 8, 2006. The New M&A Rules, among other things, include provisions that purport to require that an offshore special purpose vehicle formed for the purpose of an overseas listing of securities in a PRC company obtain the approval of the CSRC prior to the listing and trading of such special purpose vehicle’s securities on an overseas stock exchange.

On September 21, 2006, the CSRC published on its official website procedures regarding its approval of overseas listings by special purpose vehicles. The CSRC approval procedures require the filing of an application and supporting documents with the CSRC.

We completed the initial listing and trading of our ADSs on the New York Stock Exchange on October 11, 2007. We did not seek CSRC approval in connection with our initial public offering. Our PRC counsel, King & Wood, advised us that, based on their understanding of the current PRC laws, regulations and rules and the procedures announced on September 21, 2006, because we completed our restructuring in 2004 in connection with an equity investment in our company by a private equity investor more than two years prior to the promulgation of the New M&A Rules, we were not and are not required by the New M&A Rules to apply to the CSRC for approval of our initial public offering, unless we are clearly required to do so by any rules promulgated in the future. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulation of Overseas Listings.” However, the application of the New M&A Rules remains unclear. If the CSRC or another PRC regulatory agency subsequently determines that the CSRC’s approval was required for our initial public offering, we may face sanctions by the CSRC or another PRC regulatory agency. If this happens, theses regulatory agencies may impose fines and penalties on our operations in the PRC, limit our privileges in the PRC, or take other actions that could have a material adverse effect on or business, financial condition, results of operations, as well as the trading price of our ADSs.

PRC regulations relating to offshore investment activities by PRC residents may increase the administrative burden we face and create regulatory uncertainties that could restrict our overseas and cross-border investment activity, and a failure by our shareholders who are PRC residents to make any required applications and filings pursuant to such regulations may prevent us from being able to distribute profits and could expose us and our PRC resident shareholders to liability under PRC law.

The SAFE has promulgated regulations that require PRC residents and PRC corporate entities to register with and obtain approvals from relevant PRC government authorities in connection with their direct or indirect offshore investment activities. These regulations may apply to our shareholders who are PRC residents in connection with our prior and any future offshore acquisitions, including the employee participants in our stock incentive plans who are PRC citizens.

The SAFE regulations required registration by March 31, 2006 of direct or indirect investments previously made by PRC residents in offshore companies prior to the implementation of the Notice on Issues Relating to the Administration of Foreign Exchange in Fund-Raising and Reverse Investment Activities of Domestic Residents Conducted via Offshore Special Purpose Companies on November 1, 2005. If a PRC shareholder with a direct or indirect stake in an offshore parent company fails to make the required SAFE registration, the PRC subsidiaries of such offshore parent company may be prohibited from making distributions of profit to the offshore parent and from paying the offshore parent proceeds from any reduction in capital, share transfer or liquidation in respect of the PRC subsidiaries. Furthermore, failure to comply with the various SAFE registration requirements described above could result in liability under PRC law for foreign exchange evasion.

We cannot assure you that all of our shareholders who are PRC residents will comply with our request to make or obtain any registrations or approvals required under these regulations or other related legislation. If any existing shareholder transfers any of our shares or ADSs to another PRC resident, it is unclear whether such new shareholder is also required to make the SAFE registration. Furthermore, as these regulations are still relatively new and there is uncertainty concerning the reconciliation of the new regulation with other approval requirements, it is unclear how the regulation, and any future regulation concerning offshore or cross-border transactions, will be interpreted, amended and implemented by the relevant government authorities. The failure or inability of our PRC resident shareholders to obtain any required approvals or make any required registrations may subject us to fines and legal sanctions, and prevent us from being able to make distributions or pay dividends, as a result of which our business operations and our ability to distribute profits to you could be materially adversely affected.

We may rely on dividends and other distributions on equity paid by our operating subsidiary to fund cash and financing requirements, and limitations on the ability of our operating subsidiary to pay dividends to us could have a material adverse effect on our ability to conduct our business.

Although we currently have a significant amount of cash that we received from our initial public offering, we, as a holding company, may rely on dividends and other distributions on equity paid by our operating subsidiary, Super TV, for our cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders, service any debt we may incur and pay our operating expenses. If Super TV incurs debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to us. Furthermore, relevant PRC laws and regulations permit payments of dividends by Super TV only out of its retained earnings, if any, determined in accordance with PRC accounting standards and regulations.

Under PRC laws and regulations, Super TV is required to set aside 10% of its after-tax profits each year to fund a statutory surplus reserve. This reserve is not distributable as dividends until the accumulated amount of such reserve has exceeded 50% of its registered capital. As a result of these PRC laws and regulations, Super TV is restricted in its ability to transfer a portion of its net assets to us in the form of dividends. Limitations on the ability of Super TV to pay dividends to us could adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our businesses, pay dividends, or otherwise fund and conduct our business.

Restrictions on currency exchange may limit our ability to utilize our revenues effectively.

Substantially all of our revenues were denominated in Renminbi in 2007. The Renminbi is currently convertible under the “current account,” which includes dividends, trade and service-related foreign exchange transactions, but not under the “capital account,” which includes foreign direct investment and loans. Currently, Super TV may purchase foreign exchange for settlement of “current account transactions,” including purchase of imported computer chips and payment of dividends to us, without the approval of the SAFE by complying with certain procedural requirements. However, the relevant PRC governmental authorities may limit or eliminate our ability to purchase foreign currencies in the future for current account transactions. Since a significant amount of our future revenues will be denominated in Renminbi, any existing and future restrictions on currency exchange may limit our ability to utilize revenues generated in Renminbi to purchase computer chips from suppliers outside of the PRC or fund our business activities outside of the PRC denominated in foreign currencies or pay dividends in foreign currencies to our shareholders, including holders of our ADSs. Foreign exchange transactions under the capital account are still subject to limitations and require approvals from, or registration with, the SAFE and other relevant PRC governmental authorities. This could affect the ability of Super TV to obtain foreign exchange through debt or equity financing, including by means of loans or capital contributions from us.

PRC regulation of loans and investment by offshore holding companies to PRC entities may delay or prevent us from using the proceeds we received from our initial public offering, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

As an offshore holding company, we may make loans or additional capital contributions to Super TV, our wholly owned subsidiary in the PRC, in order to utilize the proceeds we received from our initial public offering. Any loans to Super TV are subject to PRC regulations and approvals. For example:

•	loans by us to Super TV, a foreign-invested enterprise, cannot exceed statutory limits and must be registered with the SAFE or its local counterpart; and

•	loans by us to N-S Digital TV, which is a domestic PRC entity, must be approved by the relevant government authorities and must also be registered with the SAFE or its local counterpart.

We may also decide to finance Super TV by means of capital contributions, and such contributions must be approved by the MOFCOM or its local counterpart. We are unlikely to finance N-S Digital TV by means of capital contributions due to regulatory issues discussed in “Item 4. Information on the Company—B. Business Overview—Regulation—Regulation of the Cable Television Industry.” We may not be able to obtain the relevant government registrations or approval on a timely basis, if at all, with respect to future loans or capital contributions by us to Super TV or to N-S Digital TV. If we fail to do so, our ability to use the proceeds of our initial public offering and to capitalize our PRC operations may be negatively affected, which could adversely and materially affect our liquidity and our ability to fund and expand our business.

Fluctuations in exchange rates could result in foreign currency exchange losses.

As substantially all of our revenues are denominated in Renminbi and the net proceeds from our initial public offering are denominated in U.S. dollars, fluctuations in exchange rates between U.S. dollars and Renminbi will affect the relative purchasing power of these proceeds and our balance sheet and earnings per share in U.S. dollars. Appreciation or depreciation in the value of the Renminbi relative to the U.S. dollar would affect our financial results reported in U.S. dollar terms without giving effect to any underlying change in our business, financial condition or results of operations. Since July 2005, the Renminbi is no longer pegged solely to the U.S. dollar. Instead, the Renminbi is reported to be pegged against a basket of currencies, determined by the People’s Bank of China, against which it can rise or fall by as much as 0.3% each day. This permitted floating range was raised to 0.5% in May 2007. The Renminbi may appreciate or depreciate significantly in value against the U.S. dollar in the long term, depending on the fluctuation of the basket of currencies against which it is currently valued, or it may be permitted to enter into a full float, which may also result in a significant appreciation or depreciation of the Renminbi against the U.S. dollar. Fluctuations in the exchange rate will also affect the relative value of dividends, if any, payable on, our ordinary shares in U.S. dollars terms and the value of any U.S. dollar-denominated investments we make in the future. In addition, since substantially all of our revenues are denominated in Renminbi while approximately half of our cost of revenues is denominated in U.S. dollars, fluctuations in the exchange rate could also impact our results of operations and financial condition.

Very limited hedging transactions are available in the PRC to reduce our exposure to exchange rate fluctuations. To date, we have not entered into any hedging transactions in an effort to reduce our exposure to foreign currency exchange risk. While we may decide to enter into hedging transactions in the future, the availability and effectiveness of these hedges may be limited and we may not be able to successfully hedge our exposure at all. In addition, our currency exchange losses may be magnified by PRC exchange control regulations that restrict our ability to convert Renminbi into foreign currency.

The discontinuation of any of the preferential tax treatments or the financial incentives currently available to us in the PRC could adversely affect our business, operating results and financial condition.

The PRC government has provided various incentives to Super TV and N-S Digital TV. These incentives include reduced enterprise income tax rates, value-added tax refunds and tax holidays. For example, as high-and-new technology enterprises incorporated and operated in the Beijing High-Tech Development Experimental Zone, which is a designated high and new technology development zone, each of Super TV and N-S Digital TV is entitled to a preferential income tax rate of 15% (against the standard income tax rate of 33% before January 1, 2008 and 25% from January 1, 2008). In addition, each of Super TV and N-S Digital TV is entitled to income tax exemption from 2004 to 2006 and a 50% reduction of income tax from 2007 to 2009. Furthermore, for certain software-related products that are qualified as “software products” by PRC tax authorities, we received tax refunds which effectively reduce the applicable value-added tax rate from 17% to 3%.

Super TV and N-S Digital TV must meet a number of financial and non-financial criteria in order to continue to qualify for the above tax incentives. Moreover, the government could determine at any time to eliminate or reduce the scale of such preferential tax policies. For example, under the newly enacted PRC Enterprise Income Tax Law, or the 2008 EIT Law, which took effect on January 1, 2008, the enterprise income tax rate applicable to N-S Digital TV and Super TV could be increased to 25%. See “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Taxes and Incentives—PRC.”

Any increase in Super TV’s or N-S Digital TV’s enterprise income tax rate or discontinuation or reduction of any of the preferential tax treatments or financial incentives currently enjoyed by Super TV or N-S Digital TV could adversely affect our business, operating results and financial condition.

We may be treated as a resident enterprise for PRC tax purposes under the PRC Enterprise Income Tax Law and we may therefore be subject to PRC income tax for any dividends we receive from our subsidiaries, which may materially and adversely affect the amount of dividends we must pay to our shareholders and ADS holders.

Pursuant to the 2008 EIT Law and Enterprise Income Tax Law Implementation Regulations, or the Implementing Rules, enacted by the State Council on December 6, 2007 and which became effective on January 1, 2008, enterprises established under the laws of foreign countries or regions whose “de facto management bodies” are located within the PRC territory are considered resident enterprises and will normally be subject to the enterprise income tax at the rate of 25% on its global income. According to the Implementation Rules, “de facto management body” refers to a managing body that exercises, in substance, overall management and control over the production and business, personnel, accounting and assets of an enterprise. Substantially all of our management is currently and expected to continue to be located in the PRC, and there exists the risk that CDTV Holding may be considered a resident enterprise and therefore be subject to the enterprise income tax at the rate of 25% on its global income, which will include any dividend income we receive from our subsidiaries. In addition, although the 2008 EIT Law provides that dividend income between qualified resident enterprises is exempted income, it is not clear what is considered a qualified resident enterprise under the 2008 EIT Law. If we are required under the 2008 EIT Law to pay income tax for our global income, including any dividends we receive from our subsidiaries, it will materially and adversely affect the amount of dividends we may pay to our shareholders and ADS holders.

Dividends payable by us to our non-PRC shareholders and ADS holders, and gains on the sales of our ordinary shares or ADSs, may be subject to withholding taxes under PRC tax laws, which may materially reduce the value of your investment.

Prior to January 1, 2008, dividends payable to non-PRC investors were exempted from withholding tax. The 2008 EIT Law and the Implementing Rules, both of which became effective on January 1, 2008, provide that an income tax rate of 10% (subject to the tax treaties between PRC and other jurisdictions) will generally be applicable to dividends payable to non-PRC investors which are derived from sources within the PRC, provided that dividends are not subject to the 10% tax if they are paid out of distributable profits accumulated before January 1, 2008. Similarly, any gain realized on the transfer of shares by such investors is also subject to 10% tax if such gains are regarded as income derived from sources within the PRC. We are a Cayman Islands holding company and substantially all of our income may come from dividends we receive from our subsidiaries, primarily those located in the PRC. If we declare dividends from such income and such dividends are paid out of distributable profits accumulated after January 1, 2008, it is unclear whether the dividends we pay with respect to our ADSs, or the gain our non-PRC shareholders or ADS holders may realize from the transfer of our ordinary shares or ADSs, would be treated as PRC-sourced income and be subject to PRC tax. If we are required under the 2008 EIT Law to withhold PRC income tax on our dividends payable to our non-PRC shareholders and ADS holders, or if non-PRC foreign shareholders and ADS holders are required to pay PRC income tax on the transfer of their ordinary shares or ADSs, the value of your investment may be materially reduced.

Natural disasters and health hazards and in the PRC may severely disrupt our business and operations and may have a material adverse effect on our financial condition and results of operations.

In May 2008, a major earthquake registering 8.0 on the Richter scale struck Sichuan Province and certain other parts of China, devastating much of the affected areas and causing tens of thousands of deaths and widespread injuries. In additional, in early 2008, parts of Mainland China, in particular its southern, central and eastern regions, experienced what was reportedly the most severe winter weather in the country in half a century, which resulted in significant and extensive damage to factories, power lines, homes, automobiles, crops and other properties, blackouts, transportation and communications disruptions and other losses in the affected areas. Moreover, certain countries and regions, including China, have encountered incidents of the H5N1 strain of bird flu, or avian flu, as well as severe acute respiratory syndrome, or SARS, over the past five years. We are unable to predict the effect, if any, that any future natural disasters and health and public security hazards may have on our business. Any future natural disasters and health and public security hazards may, among other things, significantly disrupt our ability to adequately staff our business, and may generally disrupt our operations. Furthermore, such natural disasters and health and public security hazards may severely restrict the level of economic activity in affected areas, which may in turn materially and adversely affect our business and prospects. As a result, any natural disasters or health hazards in China may have a material adverse effect on our financial condition and results of operations.

The implementation of the PRC Labor Contract Law may increase our operating expenses and adversely affect our business and results of operations.

On June 29, 2007, the PRC National People’s Congress enacted the Labor Contract Law, which became effective on January 1, 2008. The Labor Contract Law formalizes workers’ rights concerning overtime hours, pensions, layoffs, employment contracts and the role of trade unions and provides for specific standards and procedure for the termination of an employment contract. In addition, the Labor Contract Law requires the payment of a statutory severance pay upon the termination of an employment contract in most cases, including in cases of the expiration of a fixed-term employment contract. As there has been little guidance as to how the Labor Contract Law will be interpreted and enforced by the relevant PRC authorities, there remains substantial uncertainty as to its potential impact on our business and results of operations. The implementation of the Labor Contract Law may increase our operating expenses, in particular our personnel expenses and labor service expenses. In the event that we decide to significantly reduce the number of our employees or otherwise change our employment or labor practices, the Labor Contract Law may also limit our ability to effect these changes in a manner that we believe to be cost-effective or desirable, which could adversely affect our business and results of operations.

Risks Relating to the ADSs

The trading price of our ADSs has been and may continue to be volatile, which could result in substantial losses to you.

The trading price of our ADSs has been be volatile and subject to wide fluctuations. Since October 5, 2007, the closing prices of our ADSs on the New York Stock Exchange has ranged from $14.64 to $51.08 per ADS and the last reported sale price on June 16, 2008 was $14.75. Our ADSs may continue to fluctuate in response to various factors beyond our control. The financial markets in general, and the market prices for many other PRC companies listed on stock exchanges in the United States in particular, have experienced extreme volatility. These broad market and industry factors may significantly affect the market price and volatility of our ADSs, regardless of our actual operating performance.

In addition to market and industry factors, the price and trading volume for our ADSs may be highly volatile for specific business reasons. In particular, factors such as variations in our revenues, earnings and cash flow, announcements of new investments and cooperation arrangements or acquisitions, could cause the market price for our ADSs to change substantially. Any of these factors may result in large and sudden changes in the volume and trading price of our ADSs. In the past, following periods of volatility in the market price of a company’s securities, shareholders have often instituted securities class action litigation against that company. If we were involved in a class action suit, it could divert the attention of senior management, and, if adversely determined, have a material adverse effect on our financial condition and results of operations.

The sale or availability for sale of substantial amounts of our ADSs could adversely affect their trading price and could materially impair our future ability to raise capital through offerings of our ADSs.

Sales of substantial amounts of our ADSs in the public market, or the perception that theses sales could occur, could adversely affect the market price of our ADSs and could materially impair our future ability to raise capital through offerings of our ADSs.

As of May 31, 2008, we had 57,374,049 ordinary shares outstanding (excluding 1,922,883 ordinary shares that were issued and held for our account in preparation for exercise of share options by option holders under our employee stock incentive plans), including 20,090,037 ordinary shares represented by 20,090,037 ADSs (excluding the 1,922,883 ADSs that were held for our account in preparation for exercise of share options by option holders under our employee stock incentive plans). All ADSs are freely transferable without restriction or additional registration under the Securities Act of 1933, as amended, or the Securities Act. The remaining ordinary shares outstanding have been available for sale, after the expiration of the 180-day lock-up period beginning from the date of our initial public offering prospectus, subject to volume and other restrictions that may be applicable under Rule 144 and Rule 701 under the Securities Act. In addition, we have filed a registration statement on Form S-8 to register the ordinary shares to be issued to the share option holders under our employee stock incentive plans. The ordinary shares to be received by such share option holders who are not affiliated with us may be resold freely to the public market. We cannot predict what effect, if any, market sales of securities held by our significant shareholders or any other shareholder or the availability of theses securities for future sale will have on the market price of our ADSs.

Your interest in our ADSs will be diluted as a result of our 2005 Stock Incentive Plan, 2008 Stock Incentive Plan or other stock option grants.

We have reserved 4,444,440 ordinary shares for issuance pursuant to our Amended and Restated 2005 Stock Incentive Plan. We have reserved a total of 1,200,000 ordinary shares for issuance under the 2008 Stock Incentive Plan, subject to any adjustments as contemplated by the plan. As of December 31, 2007, options to purchase 3,877,429 ordinary shares had been granted and were outstanding under our Amended and Restated 2005 Stock Incentive Plan and 2008 Stock Incentive Plan. For a description of these plans, see “Item 6. Directors, Senior Management and Employees—B. Compensation of Directors and Senior Officers—Stock Options.” In addition, in 2005 we granted options to purchase 143,474 ordinary shares to Tech Power Enterprises, a company affiliated with SB Asia Infrastructure Fund L.P., or SAIF, a principal shareholder of our company, and in 2007 we granted options to purchase 40,000 ordinary shares to Mr. Louis T. Hsieh, who became an independent director of our company upon the completion of our initial public offering. Therefore, as of December 31, 2007, options to purchase 4,060,903 ordinary shares had been granted and were outstanding. The exercise of those options would result in a reduction in the percentage of ownership of the holders of ordinary shares and of ADSs, and therefore would result in a dilution in the earnings per ordinary share and per ADS. You may face difficulties in protecting your interests, and your ability to protect your rights through the United States federal courts may be limited, because we are incorporated under Cayman Islands law.

You may face difficulties in protecting your interest, and your ability to protect your rights through the United States federal courts may be limited, because we are incorporated under Cayman Islands law.

Our corporate affairs are governed by our Second Amended and Restated Memorandum and Articles of Association, the Cayman Islands Companies Act and the common law of the Cayman Islands. The rights of shareholders to take action against the directors and actions by minority shareholders are to a large extent governed by the common law of the Cayman Islands. Cayman Islands law in this area may not be as established and may differ from provisions under statutes or judicial precedent in existence in the United States. As a result, our public shareholders may face different considerations in protecting their interests in actions against our management or directors than would shareholders of a corporation incorporated in a jurisdiction of the United States.

The rights of shareholders and the responsibilities of management and members of the board of directors under Cayman Islands law, such as in the areas of fiduciary duties, are different from those applicable to a company incorporated in a jurisdiction of the United States. For example, the Cayman Islands courts are unlikely:

•	to recognize or enforce against us judgments of courts of the United States based on the civil liability provisions of United States federal securities laws; and

•	in original actions brought in the Cayman Islands, to impose liabilities against us based on the civil liability provisions of United States federal securities laws that are penal in nature.

As a result, our public shareholders may have more difficulty in protecting their interests in connection with actions taken by our management or members of our board of directors than they would as public shareholders of a company incorporated in the United States.

Certain judgments obtained against us by our shareholders may not be enforceable.

We are a Cayman Islands company and substantially all of our assets are located outside of the United States. Substantially all of our current operations are conducted in the PRC. In addition, most of our directors and officers are nationals and residents of countries other than the United States. A substantial portion of the assets of these persons are located outside the United States. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the United States in the event that you believe that your rights have been infringed under the United States federal securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of the PRC may render you unable to enforce a judgment against our assets or the assets of our directors and officers.

Your voting rights as a holder of our ADSs are limited by the terms of the deposit agreement.

You may exercise your voting rights with respect to the ordinary shares underlying your ADSs only in accordance with the provisions of the deposit agreement. Upon receipt of voting instructions from you in the manner set forth in the deposit agreement, the depositary for our ADSs will endeavor to vote your underlying ordinary shares in accordance with these instructions. Under our Second Amended and Restated Memorandum and Articles of Association and Cayman Islands law, the minimum notice period required for convening a general meeting is 15 days. When a general meeting is convened, you may not receive sufficient notice of a shareholders’ meeting to permit you to withdraw your ordinary shares to allow you to cast your vote with respect to any specific matter at the meeting. In addition, the depositary and its agents may not be able to send voting instructions to you or carry out your voting instructions in a timely manner. We will make all reasonable efforts to cause the depositary to extend voting rights to you in a timely manner, but you may not receive the voting materials in time to ensure that you can instruct the depositary to vote your shares. Furthermore, the depositary and its agents will not be responsible for any failure to carry out any instructions to vote, for the manner in which any vote is cast or for the effect of any such vote. As a result, you may not be able to exercise your right to vote and you may lack recourse if your ordinary shares are not voted as you requested.

The depositary for our ADSs will give us a discretionary proxy to vote our ordinary shares underlying your ADSs if you do not vote at shareholders’ meetings, except in limited circumstances, which could adversely affect your interests.

Under the deposit agreement for our ADSs, the depositary will give us a discretionary proxy to vote our ordinary shares underlying your ADSs at shareholders’ meetings if you do not vote, unless:

•	we have failed to timely provide the depositary with our notice of meeting and related voting materials;

•	we have instructed the depositary that we do not wish a discretionary proxy to be given;

•	we have informed the depositary that there is substantial opposition as to a matter to be voted on at the meeting;

•	a matter to be voted on at the meeting would have a material adverse impact on shareholders; or

•	voting at the meeting is made on a show of hands.

The effect of this discretionary proxy is that you cannot prevent our ordinary shares underlying your ADSs from being voted, absent the situations described above, and it may make it more difficult for shareholders to influence the management of our company.

You may not receive distributions on our ordinary shares or any value for them if it is illegal or impractical to make them available to you.

The depositary of our ADSs has agreed to pay you the cash dividends or other distributions it or the custodian for our ADSs receives on our ordinary shares or other deposited securities after deducting its fees and expenses. You will receive these distributions in proportion to the number of our ordinary shares that your ADSs represent. However, the depositary is not responsible if it is unlawful or impractical to make a distribution available to any holders of ADSs. For example, it would be unlawful to make a distribution to a holder of ADSs if it consists of securities that require registration under the Securities Act but that are not properly registered or distributed pursuant to an applicable exemption from registration. The depositary is not responsible for making a distribution available to any holders of ADSs if any government approval or registration required for such distribution cannot be obtained after reasonable efforts made by the depositary. We have no obligation to take any other action to permit the distribution of our ADSs, ordinary shares, rights or anything else to holders of our ADSs. This means that you may not receive the distributions we make on our ordinary shares or any value for them if it is illegal or impractical for us to make them available to you. These restrictions may have a material and adverse effect on the value of your ADSs.

You may not be able to participate in rights offerings and may experience dilution of your holdings.

We may, from time to time, distribute rights to our shareholders, including rights to acquire securities. Under the deposit agreement, the depositary will not distribute rights to holders of ADSs unless the distribution and sale of rights and the securities to which these rights relate are either exempt from registration under the Securities Act with respect to all holders of ADSs, or are registered under the provisions of the Securities Act. The depositary may, but is not required to, attempt to sell these undistributed rights to third parties, and may allow the rights to lapse. We may be unable to establish an exemption from registration under the Securities Act, and we are under no obligation to file a registration statement with respect to these rights or underlying securities or to endeavor to have a registration statement declared effective. Accordingly, holders of ADSs may be unable to participate in our rights offerings and may experience dilution of their holdings as a result.

You may be subject to limitations on transfer of your ADSs.

Your ADSs represented by ADRs are transferable on the books of the depositary. However, the depositary may close its books at any time or from time to time when it deems expedient in connection with the performance of its duties. The depositary may close its books from time to time for a number of reasons, including in connection with corporate events such as a rights offering, during which time the depositary needs to maintain an exact number of ADS holders on its books for a specified period. The depositary may also close its books in emergencies, and on weekends and public holidays. The depositary may refuse to deliver, transfer or register transfers of our ADSs generally when our books or the books of the depositary are closed, or at any time if we or the depositary thinks it is advisable to do so because of any requirement of law or any government or governmental body, or under any provision of the deposit agreement, or for any other reason.

Item 4. Information on the Company

A. History and Development of the Company

N-T Information Engineering was established by Tsinghua Enterprise Group, a company affiliated with Tsinghua University, and Hong Kong-based Tsinghua Novel Hi-Tech Investment Holding Ltd. in July 1998, and initially focused on developing, producing and selling digital data broadcasting equipment for cable television operators. In December 2002, N-T Information Engineering completed its acquisition of the CA systems-related assets of Tsinghua Tongfang. In March 2004, CDTV BVI was incorporated as a holding company in the British Virgin Islands, or BVI. Following the establishment of CDTV BVI, we restructured our operations, in connection with an investment by SAIF, by establishing Super TV, a wholly owned subsidiary of CDTV BVI, on May 31, 2004. On the same day, N-T Information Engineering and Ms. Li Yang, a PRC citizen then employed by SAIF, established N-S Digital TV. In June 2004, N-S Digital TV acquired from N-T Information Engineering its smart card and CA systems business and, in August 2006, N-S Digital TV acquired from N-T Information Engineering its set-top box design business. In April 2007, a new holding company, China Digital TV Holding Co., Ltd., or CDTV Holding, was established in the Cayman Islands. In May 2007, CDTV BVI executed a 40-for-1 share split of its ordinary shares and Series A preferred shares. Following this share split, the shareholders of CDTV BVI exchanged all of their shares of CDTV BVI for shares of CDTV Holding in proportion to their percentage interest in CDTV BVI, as a result of which CDTV BVI became a wholly owned subsidiary of CDTV Holding. In August 2007, with our consent, Ms. Li Yang transferred her entire equity interest in N-S Digital TV to Ms. Wei Gao, a PRC citizen employed by an affiliated company of SAIF. In order to benefit from the tax arrangement between the PRC and Hong Kong, in December 2007, CDTV BVI acquired Golden Benefit Technology Limited, or Golden Benefit, a company incorporated in Hong Kong, for a nominal consideration, and transferred its 100% equity interest in Super TV to Golden Benefit. Golden Benefit has conducted no operation since its incorporation. See “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Taxes and Incentives—PRC.” In December 2007, Super TV established a wholly owned subsidiary, N-S Media Investment, in the PRC to partner with China’s cable television operators and content providers to offer value-added services to television viewers. In February 2008, CDTV BVI established a wholly-owned subsidiary, China Super Media Holdings Limited, or CSM Holdings, in Hong Kong. In addition, in May 2008, N-S Digital TV entered into a joint venture agreement with a PRC citizen for the purposes of establishing Dongguan SuperTV to provide value-added services to television viewers.

Our principal executive office is located at Jingmeng High-Tech Building B, 4th Floor, No. 5 Shangdi East Road, Haidian District, Beijing 100085, PRC. Our telephone number is (8610) 6297 1199. Information contained on our website or our wireless Internet site does not constitute a part of this annual report. Our agent for service of process is CT Corporation System, located at 111 Eighth Avenue, New York, New York 10011, U.S.A.

In October 2007, we completed the initial public offering of our ADSs representing our ordinary shares and listed the ADSs on the New York Stock Exchange.

Our Investments and Acquisitions

In August 2006, N-S Digital TV entered into an asset transfer agreement to purchase from N-T Information Engineering its set-top box design business for an initial purchase price of RMB29,440,000 ($4,035,862), subject to certain post-closing downward adjustments. As an adjustment to the initial purchase price, N-T Information Engineering refunded RMB12,051,000 ($1,652,044) to N-S Digital TV in April 2007. For details of the adjustment mechanism of the initial purchase price, see “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Super TV and N-S Digital TV Arrangements—Transfer of Assets and Equity Interests and Trademark License—Asset Transfer Agreement, dated August 5, 2006, between N-T Information Engineering and N-S Digital TV, as amended on April 6, 2007.”

In August 2006, N-S Digital TV entered into an equity transfer agreement to purchase from N-T Information Engineering its 51% equity interest in Foshan Nanhai Guokai Digital TV Technology Co., Ltd., or Guokai, for a cash consideration of RMB2,370,000 ($324,898). The parties entered into a new agreement in March 2007 to reduce the consideration to RMB2,255,858 ($309,250). Guokai is a company primarily engaged in the research, development and sale of digital TV-related systems, software and products. A Japanese multinational company holds the remaining 49% equity interest in Guokai. This transaction was completed on July 27, 2007.

In March 2007, N-S Digital TV and Jiangsu Qingda Technology Co. Ltd, or Jiangsu Qingda, one of our customers, entered into an agreement to set up a joint venture in Nanjing of Jiangsu Province mainly engaging in digital television technology development and services, Nanjing Qingda Yongxin Culture & Media Co. Ltd., or Qingda Yongxin. N-S Digital TV contributed cash of RMB0.8 million ($0.1 million), representing 40% of equity interest in the joint venture. Jiangsu Qingda contributed cash of RMB1.2 million ($0.2 million) representing 60% of equity interest in the joint venture. In three years after the establishment of Qingda Yongxin, N-S Digital TV has the option to purchase up to an additional 30% of the equity interest of Qingda Yongxin. The purchase price of the additional interest will be determined based on the valuation of the joint venture on the date of purchase, which will be the higher of ten times its net profits in the year prior to the purchase, and the net asset value of Qingda Yongxin on the last fiscal year end date prior to the purchase. As of December 31, 2007, Qingda Yongxin has not commenced operations.

In May 2008, N-S Digital TV and Xitao Lai, a PRC citizen, entered into an agreement to set up Dongguan SuperTV, a joint venture in Dongguan, Guangdong Province, mainly to provide value-added services to television viewers. N-S Digital TV and Xitao Lai will each contribute cash of RMB 5.0 million ($0.7 million), representing 50% of equity interest in the joint venture. N-S Digital TV has an option to purchase an additional 10% equity interest in the joint venture from Xitao Lai, subject to certain conditions. In addition, N-S Digital TV is entitled to 70% of shareholders’ voting rights and appointing three out of the five members of the board of directors of Dongguan SuperTV. We are currently in the process of incorporating Dongguan SuperTV.

Capital Expenditures and Divestitures

See “Item 5. Operating and Financial Review and Prospectus—B. Liquidity and Capital Resources—Capital Expenditures” for information concerning our principal capital expenditures for the previous three years and those currently in progress. We have not undertaken any significant divestitures.

B. Business Overview

Overview

We are the leading provider of CA systems to the PRC’s rapidly growing digital television market. Our CA systems, which consist of smart cards, head-end software for television network operators and terminal-end software for set-top box manufacturers, enable digital television network operators in the PRC to control the distribution of content and value-added services to their subscribers and block unauthorized access to their networks. As of December 31, 2007, we had installed CA systems at 164 digital television network operators in 27 of the 32 provinces, autonomous regions and centrally administered municipalities in the PRC. We were the leading vendor of smart cards for CA systems in terms of smart cards shipped in the PRC in 2007, with a market share of approximately 48% in 2007, according to Analysis International. We derive a substantial majority of our revenues from sales of our smart cards, which accounted for 85.6% and 89.1% of our total revenues in 2006 and 2007, respectively. We expect that the sales of our smart cards will continue to constitute the majority of our revenues in the near future. In addition, we license our set-top box design to set-top box manufacturers and sell advanced digital television application software such as electronic program guides and subscriber management systems to digital television network operators. Following the establishment of N-S Media and Dongguan SuperTV, we expect to engage in the value-added television business by offering premium value-added cable television services such as electronic program guides based advertising platforms, pay-per-view programming and video-on-demand through cooperation with digital television network operators.

PRC television network operators are in the early stages of switching from analog to digital transmissions, and the PRC government has set a target of 2015 for operators to complete their digital transition. We are a primary beneficiary of this transition because CA systems are an essential component of any pay-television platform. We sell our CA systems and digital television application software to PRC television network operators, including cable, satellite and terrestrial television network operators, and enterprises that maintain private cable television networks within their facilities.

Among the 49 cable television network operators selected by the SARFT to host digital television demonstration projects, 29 are our customers. Our top five customers in terms of revenues in 2007 were Jiangsu Qingda, Dongguan Broadcasting Network Media Development Stock Co., Ltd., Kunshan Municipal Digital Cable Technology Co., Ltd., Hefei CATV Broadband Co. Ltd. and Chengdu Municipal Xingwang Media Co., Ltd. China Central Television, the largest broadcaster in China, also uses our CA system as well as those from other vendors to encrypt its programs for distribution to local television operators, although it is not a major contributor to our revenue.

We were founded in 2004 by Dr. Zengxiang Lu and Mr. Jianhua Zhu, who had worked together from 2001 at N-T Information Engineering, one of the PRC’s earliest CA systems vendors. We purchased N-T Information Engineering’s CA systems business in 2004 and continued to build upon the strong reputation that business had achieved. Our net revenues increased from $13.1 million in 2005 to $30.4 million in 2006 and $55.5 million in 2007. We sold 0.2 million, 1.5 million, 3.9 million and 7.3 million smart cards in 2004, 2005, 2006 and 2007, respectively. We grew our net income from $4.5 million in 2005 to $13.0 million in 2006 and 33.8 million 2007.

Our Products and Services

Our core products and services include the following:

•	end-to-end CA systems, including smart cards, head-end software and terminal-end software;

•	other digital television application software for television network operators; and

•	set-top box designs.

CA Systems

Our CA systems consist of software that is installed at the premises of the television network operator, or the head end; software that is installed in a set-top box at the subscriber’s end, or the terminal end; and smart cards that are inserted into the set-top boxes. At both the head end and the terminal end, our CA systems are designed to interface easily with the software and hardware of as many other vendors as possible. This gives our customers maximum flexibility in selecting the components of their digital transmission systems, and allows us to cooperate with the other vendors in promoting each other’s products to the network operators.

Our CA systems give cable television network operators the flexibility to charge subscribers on a per-channel or per-view basis, and to restrict viewers from making copies of the programs they watch. Our CA systems also offer the following functions:

•
Near video-on-demand. Television network operators who do not yet have two-way transmission capacity, which is necessary for full-blown video on demand, can broadcast the same program repeatedly at short intervals, typically of 10 to 20 minutes, giving subscribers many choices of time to start watching the program.

•
Parental control. Parents can use the set-top box to set viewing controls by creating a password that must be entered to watch television or to watch certain programs, and can block access to the system at certain hours.

•
Location control. Television network operators can authorize each smart card and set-top box to function only on the premises of the subscriber in whose name the smart card and set-top box are registered, preventing subscribers from providing their smart cards and set-top boxes to others.

•
E-wallets. Information about pre-payment by subscribers for programs or services can be recorded on their smart cards. As subscribers order programs or services, the fees are deducted from the amounts recorded on their smart cards.

•
Messaging. Network operators can communicate with their subscribers by transmitting electronic messages about bill status, rate changes and new programs and services to their subscribers’ televisions. Network operators also can allow other vendors, such as water or electricity companies, to send billing or other service messages via this messaging platform.

•	Upgrades. CA systems upgrades can be accomplished by transmitting software over the transmission network to the terminal end.

We guarantee the security of the encryption technologies of our CA systems. In the event of a security problem, we undertake to attempt to resolve the problem by taking steps such as resetting the encryption code or adding additional layers of encryption. If these or other system modifications do not resolve the problem, we undertake to replace our smart cards. Our warranty terms vary, but we generally agree to replace our smart cards for free during the first one to two years after sale in the event of a security breach, with the customer bearing some portion or all of the cost thereafter. To date, we have not encountered any material problems with the security of our CA systems.

Smart Cards. Our smart cards are manufactured by third-party manufacturers based on our blueprints, and then are encoded by us on our premises with security codes unique to each customer. We forward the chips to smart card manufacturers in the PRC, which embed the chips in plastic cards. When we receive the cards from the card manufacturers, we program each one with a unique security code so that it can communicate with the CA systems of its intended network. We currently have enough equipment and trained staff to encode 100,000 smart cards on our premises during an eight-hour shift. An additional layer of security code is added at the customer’s premises using software that we install as part of our CA systems.

Our customers generally wait until after they have purchased, installed and tested our head-end CA systems software before placing purchase orders for smart cards. We may offer discounts for large smart card orders. We sold 1.5 million, 3.9 million and 7.3 million cards in 2005, 2006 and 2007, respectively.

Our smart cards are manufactured to meet the ISO-7816 standard for card readability. We guarantee the quality of our smart cards and if any of our cards are found to have defects during the warranty period, we replace them free of charge. The length of our warranty period varies from one to three years. To date, we have not experienced a material rate of smart card failure.

Head-End Software. Our head-end software includes an entitlement management message generator, which notifies the smart card whether the subscriber is entitled to view a program or not; an entitlement control message generator, which sends messages that the set-top box uses to unscramble the digital television signal; and encryption software, which encrypts the outgoing messages.

Our head-end software also includes simulcryption software that allows network operators to install parallel CA systems from multiple vendors and transmit their programs to some subscribers using one CA system’s security codes and to other subscribers using another CA system’s security codes. Many of the cable television network operators in the PRC who have digitalized have installed two or more CA systems sourced from different vendors in order to reduce dependency on a single vendor. Moreover, in 2003, the SARFT issued a policy requiring digital cable television network operators who install non-PRC CA systems to also install a domestic CA system. Our simulcryption software and open-interface technology enable us to work with operators to install parallel CA systems, and we have integrated our CA systems with those of NDS Group, Irdeto Access BV and DVN Holdings Ltd., among others.

As of December 31, 2007, our CA systems had been installed at 164 digital television network operators.

We generally install, customize, test and commission our CA systems over a period of months and train our customer’s staff to operate it. Our prices vary according to the size and complexity of each customer’s network, as well as market conditions. Generally, 90% of the contract price is payable upon issuance of a preliminary acceptance or, if there is only a single acceptance, upon its issuance, and the remaining 10% is payable upon issuance of a final acceptance or within one year of such issuance.

Terminal-End Software. We license our CA systems terminal-end software to whichever set-top box manufacturer has been chosen by our customer to produce set-top boxes compatible with our CA systems. More than 115 set-top box manufacturers in the PRC have installed our technology in their set-top boxes.

Once our customer has selected one or more set-top box manufacturers, the selected manufacturers enter into contracts with us to license our terminal-end software for use in their manufacturing processes so that their set-top boxes can be used on the planned network. The manufacturers agree to pay us a one-time license fee, including fees for testing and certifying their set-top boxes, and royalties for each box they manufacture using our software. In 2006, we began entering into agreements with certain television network operators who purchase our CA systems pursuant to which the operators agree to pay us royalties for each set-top box deployed on their networks that uses our CA systems terminal-end software.

Other Digital Television Application Software for Television Network Operators

Subscriber Management Systems. We produce subscriber management system, or SMS, software, which can be used by television network operators to reduce the cost and improve the efficiency of their subscriber management. Our SMS software is compatible with the CA systems of other vendors, and we sell it on a stand- alone basis as well as packaged with our CA systems. Our SMS software performs the following functions:

•	maintains and updates a database of subscriber information;

•	processes subscriber orders for new services;

•	maintains billing, payment and authorization records and sends e-mail bills and receipts to subscribers; and

•	processes subscriber requests to repair or replace defective or lost set-top boxes or smart cards.

As of December 31, 2007, our SMS software had been installed by 54 television network operators. Our prices vary according to the size and complexity of each customer’s network, as well as market conditions.

Electronic Program Guides. An electronic program guide is an on-screen guide to the programs and services available to subscribers. Our electronic program guide is a software application that is installed at the head end of a CA system and can be controlled by a remote control. Viewers can use the guide to obtain program schedules as well as information about specific programs, such as plot descriptions and the names of featured actors.

As of December 31, 2007, our electronic program guide had been installed by 93 television network operators. We generally sell our electronic program guide together with our CA systems, but it is also compatible with the CA systems of other vendors. When we sell our electronic program guides packaged with our CA systems, we provide the same maintenance terms as for the CA systems. Our prices vary according to the size and complexity of each customer’s network, as well as market conditions.

Set-top Box Design

We produce a design, or operating system, for set-top boxes and license it to set-top box manufacturers. Our sophisticated design enables set-top box manufacturers to incorporate high-end features into their set-top boxes. We also provide our customers with computer chips for the set-top boxes that have been made to our specifications by third-party fabricators. The set-top box manufacturers generally sign a purchase order specifying the number of set-top boxes that they intend to manufacture using our design, and pay us a license fee and royalties based on such number. Our set-top box design does not include CA system terminal-end software. Manufacturers who use our set-top box design may separately purchase our or other vendors’ CA system terminal-end software. We are developing additional applications for our set-top box designs to support new value-added services and to allow the set-top boxes to operate as personal video recorders.

Technical Support and Services

We offer system integration services for television network operators who are digitalizing and installing our CA systems. As system integrators, we purchase additional hardware and software from third parties and integrate it with our CA systems software. If our customers install multiple CA systems from more than one vendor, we integrate these systems with our own so that all the hardware and software operates as a seamless whole.

As of December 31, 2007, we had a total of 58 technicians and engineers located in Beijing and six other cities on call around the clock to respond to customer requests for information and assistance. Our three regional service centers are strategically located in eastern (Hangzhou), central (Changsha) and southern (Nanhai) China, and we have smaller centers serving customers in the cities of Dalian in the northeast, Chengdu in the southwest and Hefei in the east. Each service center maintains a 24-hour telephone hotline. Upon receiving a call for assistance, our technical support employees first attempt to identify and resolve the problem over the telephone or by accessing the software remotely, and then arrange a site visit if necessary. In addition, each customer is assigned a project manager who oversees the initial software installation and remains primarily responsible for ensuring that after-sale requests for assistance are handled promptly.

Sales and Marketing

As of December 31, 2007, we had 67 full-time direct sales personnel. We maintain regular contact with our customer base through contacts at industry forums and sales visits, and use these opportunities to educate them about digital television systems. We actively monitor which operators are moving towards digitalization, and when we learn that a particular operator is planning to launch a digital network, we target that operator for more frequent contact by our sales and technical personnel. We compensate our sales personnel by means of base salaries and performance bonuses.

We also cooperate informally with other providers of digital television software and hardware with whom we do not compete, such as set-top box manufacturers, to promote each other’s products to our respective customers, and thereby benefit from each other’s marketing efforts.

We currently have one distributor, Jiangsu Qingda, a Nanjing-based company, which acts as our exclusive distributor for CA systems and smart cards in Jiangsu Province in eastern China. Jiangsu Qingda also provides after-sales technical support and maintenance services for our customers in Jiangsu Province. We entered into a new, 13-year distribution contract with Jiangsu Qingda effective January 1, 2007. We account for revenues contributed by Jiangsu Qingda in the same way as revenues from our customers who are television network operators. Jiangsu Qingda was our largest contributor to revenues in 2006 and 2007.

Customers

Our primary customers are cable television network operators. We sell our products and services to networks of all sizes. Our top five customers during the year ended December 31, 2007 were Jiangsu Qingda, Dongguan Broadcasting Network Media Development Stock Co., Ltd., Kunshan Municipal Digital Cable Technology Co., Ltd., Hefei CATV Broadband Co., Ltd. and Chengdu Municipal Xinwang Media Co., Ltd., which contributed 14.1%, 8.0%, 3.9%, 3.0% and 2.9%, respectively, of our total revenues for such period. China Central Television, the largest broadcaster in China, also uses our CA system as well as those from other vendors to encrypt its programs for distribution to local television operators, although it is not a major contributor to our revenue.

We also have sold our CA systems to:

•	satellite and terrestrial television network operators, including the China Central Satellite Television Transmission Center;

•	large enterprises that maintain private cable television networks within their facilities, including the Beijing Capital International Airport; and

•	the operators of wireless television networks for taxi fleets, including the Shanxi Dazhong Mobile Television Co., Ltd.

We currently derive, and we expect to continue to derive, a significant portion of our revenues each period from a limited number of large customers, although the particular customers may vary from period to period. As digital cable television systems are in their infancy in the PRC, the largest shipments of smart cards are to operators who are launching new digital transmission systems and need to purchase in bulk for their new networks. For example, each of Hangzhou Digital Television Co., Ltd., Dalian Tiantu Cable Network Stock Co., Ltd. and Taiyuan Cable Television Network Co., Ltd. contributed more than 10% of our total revenues in 2005, representing 20.0%, 12.6% and 11.5%, respectively, of our total revenues during 2005, and each of Jiangsu Qingda, our distributor, and Dalian Tiantu Cable Network Stock Co., Ltd., contributed more than 10% of our total revenues in 2006, representing 14.5% and 13.0%, respectively, of our total revenues during 2006. Jiangsu Qingda was our only customer that contributed more than 10% of our total revenues during 2007, representing 14.1% of our revenues in that period. We may face certain risks from this concentration of revenues. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—A significant portion of our revenues in any single period depends on a limited number of customers. If one customer defers or cancels its orders or chooses our competitors’ products or services, our revenues in such period could decline significantly.”

Because most cable television network operators in the PRC are state-owned, they are required to follow a public bidding process for major purchases. As a result, the majority of our CA systems sales are made pursuant to a formal bid process. In such cases, the network operator generally submits its CA systems requirements to a state-owned bidding company, which posts a request for bids at its Internet site and specifies the necessary financial and technical qualifications of bidders. We closely monitor new requests for bids. We also cultivate good relations with potential customers before they reach the stage of requesting bids, so that we can better understand their needs and tailor our bid proposals accordingly. We are generally required to accompany our bid with a cash deposit, which generally is from $6,500 to $13,000 and which is refundable in full if we fail to win the sales contract. If we succeed in winning the contract, some network operators require that we leave our deposit in their account until we have installed and tested our software and the network operator has signed a certificate of acceptance. The time from when a request for bids is posted until a winner is selected is usually one to two months.

Our customers also include set-top box manufacturers, to whom we license terminal-end software for our CA systems and set-top box designs. More than 115 set-top box manufacturers in the PRC have installed our terminal-end software in their set-top boxes, including Changhong Electric Co., Huawei Technologies, Panasonic AVC Networks, Samsung Electronics, TCL Technology, Intel Corporation, LG, and OKI. In addition, 18 set-top box manufacturers have licensed our set-top box designs, including Motorola and Hisense.

Suppliers

Before 2006, we bought most of our computer chips for our smart cards from STM. In order to maintain a secure supply of computer chips, beginning in 2006 we have purchased a significant portion of our computer chips from ACG, which acts as an agent for Infineon. We are currently holding talks with two other vendors about purchasing computer chips from them.

STM and Infineon produce chips that use our card operating system at their facilities in France and Germany, respectively, and deliver them to Beijing by air freight. We do not have long-term contracts with any of our computer chip suppliers, but place orders according to our customers’ demands. We pay based upon the prevailing market price at the time of order. The vendors warranty their chips for a period of one year from delivery.

The time required from placing a new chip order with the fabricators to shipping finished smart cards to our customers may be as long as 15 weeks. To ensure that we are able to meet our customers’ demands, we plan at all times to have enough chips and smart cards on order or in inventory to meet our demand for an average 15-week period.

We have arrangements with four smart-card manufacturers, China Electronics, the China Sciences Group, Axalto Smart Card Technology Co. and Oberthur Card Systems, to embed the computer chips into plastic cards. We currently maintain a one-year contract with each of China Electronics and the China Sciences Group that guarantees us a volume-based price discount and requires China Electronics or the China Sciences Group, as the case may be, to fulfill our orders in accordance with an agreed schedule. We do not have any long-term contract with Axalto Smart Card Technology Co. or Oberthur Card Systems. Our contracts with China Electronics and the China Sciences Group require them to meet the ISO-7816 standard for card readability. In addition, we believe that there are numerous alternative smart-card manufacturers from whom we would be able to obtain smart cards if either or both of our current suppliers were unable to meet our needs.

For more information about risks relating to our relationships with our suppliers, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—We generally do not have long-term contracts with suppliers of computer chips or the companies that manufacture our smart cards. If any of our computer chip suppliers or smart-card manufacturers is unable to fulfill our orders in time or at all, we may be unable to deliver smart cards to our customers on time or at all, which could have a material adverse effect on our business, operating results and financial condition.”

Competition

We face competition in the CA systems market from both international and domestic companies. We compete on the basis of:

•	customer service and technical support;

•	brand name, track record and market recognition;

•	encryption management and other technologies, including our smart cards;

•	the number of set-top box manufacturers with whom we cooperate; and

•	price.

Our main international competitors in the CA systems business are Conax AS, Irdeto Access BV, Kudelski SA, and NDS Group. These companies have longer operating histories and substantially greater financial, technical and other resources than we do, which may enable them to respond more quickly than us to technological or commercial changes in our industry. Several of these companies entered the PRC market before us but have been less successful in capturing market share. Historically, these companies have generally focused on sales to the television network operators in the PRC’s largest cities. To the extent that our international competitors may begin targeting small and mid-size television network operators, we believe that we can continue to compete successfully because of our local knowledge and relationships and our more extensive customer support and service network.

Our main domestic competitors are Compunicate Technologies Inc., DVN Holdings Ltd., and Sumavision Technologies Co., Ltd., all of which are non-state-owned companies operating mainly in the PRC. They may offer their CA systems at a lower price than we do. However, we believe that we have more advanced technology than they do, and that our strong technology and leading market position will enable us to continue to compete successfully against these companies.

According to Analysys International, we were the leader in the PRC CA systems market in 2006 and 2007. According to Analysys International, in 2007, we had an approximately 48% market share based on the number of smart cards shipped, followed by DVN Holdings Ltd. with approximately 22% market share, Irdeto Access BV with approximately 10% market share, NDS Group with approximately 7% market share, Kudelski SA with approximately 7% market share, Sumavision Technologies Co., Ltd. with approximately 5% market share, and others accounting for the remaining 1%. For more information about risks relating to our competitors, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—We face intense competition, which could reduce our market share and harm our financial performance.”

Research and Development

Our success to date has in large part resulted from our strong research and development capabilities. As of December 31, 2007, our research and development team consisted of 224 employees, up from 145 as of December 31, 2006, and we plan to further expand the team during 2008. Our investment in research and development increased to $4.6 million in 2007 from $2.2 million in 2006.

Our business and the market in which we operate are characterized by rapid technological change, evolving industry standards and frequent product enhancements. As digital broadcasting becomes more popular in the PRC, television network operators are likely to seek more sophisticated CA technology that offers them greater reliability, flexibility and functionality in delivering protected content or value-added services to viewers. As methods of distributing information and entertainment evolve, CA technology may also need to evolve to provide content protection for distribution platforms other than television, such as mobile phones. Our continued success will depend, in part, on our ability to develop and market products and services that respond to technological changes and evolving market demand or industry standards in a timely and cost-effective manner.

Many of our current research and development staff are graduates of the PRC’s top science and engineering universities, including Tsinghua University, and have extensive experience in digital television and encryption technologies. Our research team played a leading role in drafting the PRC industry standards for CA systems, electronic program guides and other key industry standards. We are active in the China Digital Rights Management Forum, which aims to develop a PRC standard for digital rights management, and the Audio and Video Coding Standard Workgroup of China, which has developed the PRC’s own video and audio compression technology. In 2006, the Radio and Television Standards Institute of the SARFT awarded us their annual “technology innovator” award, and honored Mr. Jian Han, our chief technology officer, with their “innovative person” award.

Our research and development personnel are actively seeking ways to improve the security of our CA systems, as well as prevent content theft at other stages of the television network operators’ chain of transmission. Other focuses of research include adapting our CA systems for use on new television platforms such as mobile television and IPTV, developing new value-added services that will enhance operator revenues, and developing a new line of digital rights management, products, to allow content providers to control the way their content is distributed and reproduced.

Intellectual Property

We develop all of our software internally. Our proprietary intellectual property is critical to our success. We rely primarily on a combination of patent, trademark and copyright laws, trade secrets, licenses and employee and third-party confidentiality agreements to safeguard our intellectual property. We generally enter into confidentiality and non-disclosure agreements with our employees, customers and suppliers.

As of December 31, 2007, we had a total of four patents issued and 15 pending patent applications in the PRC. Our issued patents and pending patent applications relate primarily to digital transmission technologies, encryption and decryption technologies, technologies relating to the production of set-top boxes and smart cards and technologies relating to value-added services. We have also completed copyright registration of 38 software programs for digital television in the PRC.

When we license our intellectual property to third parties we generally receive a combination of license fees and royalties. We mainly license our terminal-end software and our set-top box design to the set-top box manufacturers.

We have a non-exclusive license to use the English and Chinese names for “NOVEL-TONGFANG” and a graphic logo, free of charge, pursuant to an agreement with N-T Information Engineering. N-T Information Engineering has registered these names and the logo as trademarks. Our term of use is from June 1, 2004 until such trademark registrations expire at various dates in 2013. In November 2007, we ceased using “NOVEL-TONGFANG” in N-S Digital TV’s name by changing the name from “Beijing Novel-Tongfang Digital TV Technology Co., Ltd.” to “Beijing Novel-Super Digital TV Technology Co., Ltd.” In January 2008, we ceased using the English and Chinese names for “NOVEL-TONGFANG” as trademarks for our products and we currently intend not to use such trademarks in the future. We started to use the English and Chinese names for “NOVEL SUPERTV” in combination with the graphic logo we licensed from N-T Information Engineering as the trademarks for our products. In the meanwhile, we are in the process of acquiring for free the graphic logo from N-T Information Engineering and applying to register the trademarks of the English and Chinese names for “NOVEL SUPERTV”.

In addition, we own four other trademarks that we have not registered. We have registered the domain names www.superdtv.com.cn and www.superdtv.cn.

Insurance

We do not maintain any business insurance or key-man insurance. Insurance companies in the PRC offer limited business insurance products and do not, to our knowledge, offer business liability insurance. While business disruption insurance is available to a limited extent in the PRC, we have determined that the risks of disruption, cost of such insurance and the difficulties associated with acquiring such insurance on commercially reasonable terms make it impractical for us to have such insurance. As a result, we do not have any business liability, disruption or litigation insurance coverage for our operations in the PRC. We generally do not maintain property insurance either, except for insurance that covers the company vehicles.

Employees

As of December 31, 2007, we had 424 full-time employees, as compared to 270 employees as of December 31, 2006. We have no part-time employees. All of our employees are located in the PRC. The table below shows the number of employees categorized by business area and as a percentage of our workforce as of December 31, 2007:

	Number of employees	Percentage
Research and development	224	52.8%
Technical service	58	13.7%
Sales and marketing	67	15.8%
General and administration	48	11.3%
Smart card production	27	6.4%
Total	424	100.0%

As required by PRC regulations, we participate in various employee benefit plans that are organized by municipal and provincial governments, including housing, pension, medical and unemployment benefit plans. We are required under PRC law to make contributions to the employee benefit plans at specified percentages of the salaries, bonuses and certain allowances of our employees, up to a maximum amount specified by the local government from time to time. Members of the retirement plan are entitled to a pension equal to a fixed proportion of the salary prevailing at the member’s retirement date. The total amount of contributions that we made to employee benefit plans in 2005, 2006 and 2007 was approximately $0.3 million, $0.4 million and $0.8 million, respectively.

Our employees are not represented by any collective bargaining agreements or labor unions. We believe that we maintain a good working relationship with our employees and we have not experienced any significant labor disputes.

We typically enter into a standard confidentiality agreement with our employees. We also enter into an agreement with each of our employees giving us full rights to any inventions developed by such persons during the course of their employment by us. In addition, we enter into a non-competition agreement with each of our executive officers and key research and development personnel. These agreements include a covenant that prohibits each of them from engaging in any activities that directly or indirectly compete with our business during, and for one year after, the period of their employment with us.

Regulation

We operate substantially all of our business in the PRC and various aspects of our business activities are subject to the laws and regulations of the PRC, including laws and regulations relating to the encryption industry, the cable television industry and the software industry. These laws and regulations require us to obtain certain licenses and certificates for our encryption products and register our software with the PRC government. In addition, certain laws and regulations of the PRC also affect the rights of our shareholders to receive dividends and other distributions from us.

Regulation of Encryption Industry

Encryption software is an essential component of our CA systems. The development, production and sale of commercial encryption products in the PRC is regulated by the PRC National Encryption Administrative Bureau, or the Encryption Bureau, and its authorized local branches. The principal regulations governing the encryption business in the PRC are the Administrative Regulation for Commercial Cryptogram promulgated by the State Council in 1999 and a series of rules issued by the Encryption Bureau thereunder.

A company generally is only allowed to produce and/or sell encryption products that have adopted the algorithms designated by the Encryption Bureau and such products shall also be certified by Encryption Bureau. The Encryption Bureau did not initially designate algorithms for CA systems until April 2007 and a final and official designation still remain pending. Therefore, like many other vendors of CA systems in the PRC, N-S Digital TV has been making and selling CA systems using algorithms other than those initially designated by the Encryption Bureau. Based on its consultation with the Encryption Bureau, King & Wood, our PRC counsel, advised us that it has no reason to believe, given that N-S Digital TV commenced its CA systems business when the initially designated algorithms were not yet available, the Encryption Bureau would impose any sanctions against N-S Digital TV for not using initially designated algorithms in the past. King & Wood further advised us that since the Encryption Bureau did not initially designate any algorithms for CA systems until April 2007 with a final and official designation pending and the CA systems using algorithms other than those initially designated by the Encryption Bureau have been widely used and accepted in the market, the Encryption Bureau has allowed vendors of CA systems a transition period, of a duration yet to be determined at the sole discretion of the Encryption Bureau, during which such vendors, including N-S Digital TV, may continue to produce and sell CA systems without using government-designated algorithms. The Encryption Bureau may require vendors of CA systems to adopt the algorithms to be finally and officially designated by the authority at the expiration of such transition period.

In addition, a company engaging in the encryption-related business is subject to certain licensing requirements. For example, a company engaging in the production of commercial encryption products must obtain a production license from the Encryption Bureau, and a company engaging in the sale and distribution of commercial encryption products must obtain a sales and distribution license. In addition, a company engaging in research and development of commercial encryption systems, protocols, algorithms or technical standards shall obtain a license for research and development from the Encryption Bureau. To obtain such licenses, a company must meet requirements established by the Encryption Bureau, among others, with respect to its technological capabilities, its equipment, its production and quality control processes, the level of security of its algorithms and the qualifications of its employees. In addition, both importing and exporting products or equipment containing encryption technologies are subject to the prior approval of the Encryption Bureau.

In the opinion of King & Wood, our PRC counsel, the business of N-S Digital TV does not require a license for research and development. N-S Digital TV has engaged in the production and sale of encryption products since its establishment in May 2004, but it did not obtain the license for the production of encryption products until June 2006. In addition, it has commenced the process of applying for a license to sell and distribute encryption products. As the first step of this process, it already submitted applications to the Encryption Bureau to use certain algorithms designated by the Encryption Bureau and received the Encryption Bureau’s approval for such use. N-S Digital TV is currently in the process of adopting the government-designated algorithms for our encryption products and intends to submit the application for a license to sell and distribute such encryption products following completion of such adoption. For risk relating to the potential legal penalties against N-S Digital TV for its operation prior to its obtaining the production license and the uncertainties relating to the application for the sales license, see “Item 3. Key Information—D. Risk Factors—Risk Relating to Our Business and Industry—N-S Digital TV may be deemed not to be in full compliance with certain legal regulatory requirements relating to the production and sale of encryption products. The relevant PRC government authorities could require N-S Digital TV to cease such activities and impose administrative penalties including fines, which could have a material adverse effect on our business.”

Furthermore, certain PRC regulations allow users to use only encryption products that are certified by the encryption authority and purchased from vendors who hold an encryption product sales license. As indicated above, we have commenced the process of applying for but not yet obtained an encryption product sales license. In addition, our CA systems have not been certified by the Encryption Bureau because we have not adopted the government-designated algorithms for our CA systems. King & Wood, our PRC counsel, has advised us that because the Encryption Bureau has allowed a transition period, of a duration yet to be determined at the sole discretion of the Encryption Bureau, for us to adopt the algorithms to be finally and officially designated by the authority, it is unlikely that the Encryption Bureau will enforce the above-mentioned regulatory requirements with respect to the use or purchase of our CA systems during that transition period. See also “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—Enforcement of certain PRC regulatory requirements regarding the use of encryption products may prevent prospective customers from purchasing our CA systems and our business could be materially adversely affected as a result.”

Although foreign-invested enterprises incorporated in the PRC, such as our subsidiary, Super TV, are not expressly prohibited from conducting encryption-related business, they may have difficulties obtaining the licenses or permits required for conducting such business from the Encryption Bureau due to the Encryption Bureau’s generally restrictive approach towards foreign participation in the PRC encryption industry. N-S Digital TV, which is wholly owned by PRC citizens and through which we conduct our CA system business, has obtained the license for the production of commercial encryption products required for our business. Our contractual arrangements with N-S Digital TV and its shareholders provide us with the economic benefits of, and substantive control over, N-S Digital TV. If the Encryption Bureau determines that our control over, or relationship with, N-S Digital TV through those contractual arrangements is contrary to its generally restrictive approach towards foreign participation in the PRC encryption industry, it may reconsider N-S Digital TV’s eligibility to hold the license to produce commercial encryption products. The Encryption Bureau may revoke, or refuse to renew, N-S Digital TV’s license to produce commercial encryption products, or refuse to grant any other encryption-related license that may be required for our business in the future. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Corporate Structure—The agreements that establish the structure for operating our business may result in the relevant PRC government regulators revoking or refusing to renew N-S Digital TV’s license for the production of commercial encryption products, or refusing to issue any other license required to engage in an encryption-related business.”

Regulation of the Cable Television Industry

The PRC cable television industry, in which most of our customers operate, is subject to extensive government regulation and control. All PRC cable television network operators are directly or indirectly owned or controlled by provincial or local governments, and their business decisions and strategies are significantly affected by government budgets and spending plans. In April 2005, the PRC State Council issued a notice to allow domestic private investors to invest in PRC companies engaged in the operation and infrastructure development of cable networks, subject to a 49% ownership cap. Foreign ownership of cable television networks and stations, however, is still prohibited.

Cable television network operators are subject to the laws and regulations promulgated from time to time by the State Council, the SARFT and other ministries and government departments. Such regulations include the Administrative Regulations for Television Broadcasting promulgated by the State Council in 1997 and the Administrative Regulations for Cable Television promulgated by a predecessor government agency of the SARFT in 1994. Under these laws and regulations:

•	the establishment of a television station or cable television network requires the approval from the SARFT or its relevant local branch;

•	the establishment of a digital pay-television channel requires the approval of the SARFT;

•	basic cable television subscription rates are set by local governments and may not be increased without a public hearing;

•	cable television networks must be designed, constructed and installed by institutions or companies that meet the SARFT-set qualifications;

•	each province and municipality, respectively, can have only one provincial or municipal cable television network; and

•	various restrictions on television programming must be complied with, including a requirement that television operators shall procure programs only from licensed production companies.

According to the relevant regulations of the SARFT, cable television network operators may not use any network equipment or system unless the SARFT has issued a network access certificate with respect to such equipment or system. In determining whether to issue such a certificate, the SARFT reviews the quality assurance system of the relevant manufacturer or vendor and the results of tests of the equipment or systems. A network access certificate has a term of three years and is subject to annual review by the SARFT or its local branches. N-S Digital TV has obtained network access certificates for our CA systems and SMS products.

According to a policy introduced by the SARFT in 2003, any cable network operator who uses a non-PRC CA system should use such non-PRC CA system together with a PRC CA system when transmitting broadcasting signals. To satisfy this requirement, a cable network operator who uses a non-PRC CA system must install a parallel PRC CA system. Under this policy, vendors of non-PRC CA systems may sell only to cable network operators who have already installed a PRC CA system or who are willing to purchase a parallel PRC CA system. This may result in a competitive disadvantage for vendors of non-PRC CA systems relative to vendors of PRC CA systems. Such policy does not expressly indicate whether the CA systems produced by a foreign-invested company incorporated in the PRC, such as our subsidiary, Super TV, fall into the category of non-PRC CA systems. In light of this ambiguity, we have established N-S Digital TV, which is wholly owned by PRC citizens, to produce and sell our CA systems. We do not have any equity interest in N-S Digital TV and instead enjoy the economic benefits of, and have substantive control over, N-S Digital TV through contractual arrangements with N-S Digital TV and its shareholders as described in “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions.” There are substantial uncertainties regarding the interpretation and application of the above- described PRC government policy and relevant PRC laws and regulations. Accordingly, the PRC government may determine that N-S Digital TV is a vendor of non-PRC CA systems by virtue of our contractual arrangements with N-S Digital TV and its shareholders. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Corporate Structure—If the PRC government determines that N-S Digital TV is a vendor of non-PRC CA systems by virtue of the agreements that establish the structure for operating our business, we could face difficulty selling our CA systems in the PRC.”

Software Products Registration

On October 27, 2000, the former Ministry of Information Industry, issued the Measures Concerning Software Products Administration, or Software Measures, to regulate software products and promote the development of the software industry in the PRC. Pursuant to these Software Measures, all software products used or sold in the PRC must be registered with the relevant authorities.

In addition, to produce software products in the PRC, a software producer must show that it: (i) possesses the status of an enterprise legal person and computer software must be included in its registered scope of business; (ii) has a fixed production site; (iii) possesses necessary conditions and technologies for producing software products; and (iv) possesses quality control measures and capabilities for the production of software products. Software developers or producers are allowed to sell or license their registered software products independently or through agents. Software products developed in the PRC must be registered with the local provincial government authorities in charge of the information industry and filed with the Ministry of Industry and Information, the MII. Upon registration, the software products shall be granted registration certificates. Each registration certificate is valid for five years and may be renewed upon expiration. The MII and other relevant departments may carry out supervision and inspection over the development, production, operation and importing and exporting of software products in the PRC.

Tax

See “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Taxes and Incentives—PRC.”

Foreign Currency Exchange

Foreign currency exchange in the PRC is primarily governed by the following regulations:

•	Foreign Exchange Administration Rules (1996), as amended; and

•	Regulations of Settlement, Sale and Payment of Foreign Exchange (1996).

Under the Foreign Exchange Administration Rules, the Renminbi is freely convertible for current account items, including the distribution of dividends, payment of interest, trade and service-related foreign exchange transactions. Conversion of Renminbi for capital account items, such as direct investment, loans, securities investment and repatriation of investment, however, is still generally subject to the approval or verification of the SAFE.

Under the Regulations of Settlement, Sale and Payment of Foreign Exchange, foreign-invested enterprises may only buy, sell or remit foreign currencies at those banks authorized to conduct foreign exchange business after providing valid commercial documents and, in the case of capital account item transactions, obtaining approval from the SAFE. Capital investments by foreign-invested enterprises outside of the PRC are also subject to limitations, which include approvals by the MOFCOM, the SAFE and the National Development and Reform Commission.

Dividend Distribution

The principal regulations governing distribution of dividends paid by wholly foreign-owned enterprises include:

•	Wholly Foreign-Owned Enterprise Law (1986), as amended; and

•	Wholly Foreign-Owned Enterprise Law Implementation Rules (1990), as amended.

Under these regulations, wholly foreign-owned enterprises in the PRC may pay dividends only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, according to the PRC Company Law, wholly foreign-owned enterprises in the PRC, like other PRC companies, are required to set aside to general reserves each year at least 10% of their after-tax profit, based on PRC accounting standards, until the cumulative total of such reserves reaches 50% of its registered capital. These reserves are not distributable as cash dividends to equity owners except in accordance with applicable laws and regulations.

Regulation of Foreign Exchange in Certain Onshore and Offshore Transactions

In October 2005, the SAFE issued the Notice on Issues Relating to the Administration of Foreign Exchange in Fund-raising and Return Investment Activities of Domestic Residents Conducted via Offshore Special Purpose Companies, or SAFE Notice 75, which became effective as of November 1, 2005, and was further supplemented by an implementation notice issued by the SAFE on November 24, 2005. SAFE Notice 75 suspends the implementation of two prior regulations promulgated in January and April of 2005 by the SAFE. SAFE Notice 75 states that PRC residents, whether natural or legal persons, must register with the relevant local SAFE branch prior to establishing or taking control of an offshore entity established for the purpose of overseas equity financing involving onshore assets or equity interests held by them. The term “PRC legal person residents” as used in SAFE Notice 75 refers to those entities with legal person status or other economic organizations established within the territory of the PRC. The term “PRC natural person residents” as used in SAFE Notice 75 includes all PRC citizens and all other natural persons, including foreigners, who habitually reside in the PRC for economic benefit. The SAFE implementation notice of November 24, 2005 further clarifies that the term “PRC natural person residents” as used under SAFE Notice 75 refers to those “PRC natural person residents” defined under the relevant PRC tax laws and those natural persons who hold any interests in domestic entities that are classified as “domestic-funding” interests.

PRC residents are required to complete amended registrations with the local SAFE branch upon: (i) injection of equity interests or assets of an onshore enterprise to the offshore entity, or (ii) subsequent overseas equity financing by such offshore entity. PRC residents are also required to complete amended registrations or filing with the local SAFE branch within 30 days of any material change in the shareholding or capital of the offshore entity, such as changes in share capital, share transfers and long-term equity or debt investments, and providing security. PRC residents who have already incorporated or gained control of offshore entities that have made onshore investment in the PRC before SAFE Notice 75 was promulgated must register their shareholding in the offshore entities with the local SAFE branch on or before March 31, 2006.

Under SAFE Notice 75, PRC residents are further required to repatriate into the PRC all of their dividends, profits or capital gains obtained from their shareholdings in the offshore entity within 180 days of their receipt of such dividends, profits or capital gains. The registration and filing procedures under SAFE Notice 75 are prerequisites for other approval and registration procedures necessary for capital inflow from the offshore entity, such as inbound investments or shareholders loans, or capital outflow to the offshore entity, such as the payment of profits or dividends, liquidating distributions, equity sale proceeds, or the return of funds upon a capital reduction.

Regulation of Overseas Listings

On August 8, 2006, six PRC regulatory agencies, including the Ministry of Commerce, the State Administration of State-owned Assets Supervision and Administration Commission, the State Administration for Taxation, the State Administration for Industry and Commerce, the CSRC, and the SAFE, jointly adopted the New M&A Rules, which became effective on September 8, 2006. The New M&A Rules, among other things, include provisions that purport to require that an offshore special purpose vehicle formed for the purpose of an overseas listing of securities in a PRC company and controlled directly or indirectly by PRC companies or individuals obtain the approval of the CSRC prior to the listing and trading of such special purpose vehicle’s securities on an overseas stock exchange.

On September 21, 2006, the CSRC published on its official website procedures regarding its approval of overseas listings by special purpose vehicles. The CSRC approval procedures require the filing of an application and supporting documents with the CSRC and it would take several months to complete the approval process.

We completed the initial listing and trading of our ADSs on the New York Stock Exchange on October 11, 2007. We did not seek CSRC approval in connection with our initial public offering. Our PRC counsel, King & Wood, advised us that, based on their understanding of the current PRC laws, regulations and rules and the procedures announced on September 21, 2006, because we completed our restructuring before September 8, 2006, the effective date of the New M&A Rules, we were not required by the New M&A Rules to apply to the CSRC for approval of the listing and trading of our ADSs on a U.S. stock exchange, unless we were clearly required to do so by any rules promulgated in the future. See “Item 3. Key Information—D. Risk Factors—Risks Relating to the People’s Republic of China—The approval of the China Securities Regulatory Commission, or CSRC, might be required in connection with our initial public offering under certain PRC regulation; failure to obtain this approval, if required, could have a material adverse effect on our business, operating results and reputation as well as the trading price of our ADSs.”

C. Organizational Structure

We are a Cayman Islands holding company and conduct substantially all of our business through Super TV, our operating subsidiary in the PRC, and through N-S Digital TV, a PRC company that we control through contractual arrangements. We own 100% of the equity interest of CDTV BVI, a British Virgin Islands holding company, that directly owns 100% of the equity interest of Golden Benefit and CSM Holdings, each a Hong Kong holding company. Golden Benefit, in turn, directly owns 100% of the equity interest of Super TV. In order to assure that the PRC government does not deem our CA systems to be “non-PRC” CA systems, which would result in a significant competitive disadvantage for us in the PRC market, we have established N-S Digital TV, which is wholly owned by PRC persons, to produce and sell our CA systems in the PRC. We do not have any equity interests in N-S Digital TV, but instead enjoy the economic benefits derived from N-S Digital TV through a series of contractual arrangements.

The following diagram illustrates our corporate structure as of the date of this annual report:

(1)	Ms. Wei Gao is a PRC citizen employed by an affiliated company of SAIF, a principal shareholder of our company.
(2)
N-T Information Engineering is (i) 10% owned by Mr. Hong Zhou, who is a brother-in-law of Mr. Hua Guo, one of our directors and (ii) 90% owned by Beijing Shi Xun Hu Lian Technology Co., Ltd., a PRC company, which is, in turn, (a) 40% owned by Mr. Wangzhi Chen, who is a brother-in-law of Mr. Yuk Shing Wong, a principal shareholder of our company, (b) 40% owned by Ms. Jingxiu Tan, who is the mother of Mr. Jianhua Zhu, our chief executive officer and one of our directors, and (c) 20% owned by Mr. Hong Zhou. All the owners of N-T Information Engineering are PRC citizens.

(3)	Three of our directors, Dr. Zengxiang Lu, Mr. Jianhua Zhu and Mr. Hua Guo, are also directors of N-S Digital TV.

N-T Information Engineering was established by Tsinghua Enterprise Group, a company affiliated with Tsinghua University, and Hong Kong-based Tsinghua Novel Hi-Tech Investment Holding Ltd. in July 1998, and initially focused on developing, producing and selling digital data broadcasting equipment for cable television operators. In December 2002, N-T Information Engineering completed its acquisition of the CA systems-related assets of Tsinghua Tongfang. In March 2004, CDTV BVI was incorporated as a holding company in the British Virgin Islands. Following the establishment of CDTV BVI, we restructured our operations in connection with an investment by SAIF. As part of this restructuring, we established Super TV, a wholly owned subsidiary of CDTV BVI, on May 31, 2004. On the same day, N-T Information Engineering and Ms. Li Yang, a PRC citizen employed by SAIF, established N-S Digital TV. In June 2004, N-S Digital TV acquired from N-T Information Engineering its smart card and CA systems business and, in August 2006, N-S Digital TV acquired from N-T Information Engineering its set-top box design business. In April 2007, a new holding company, CDTV Holding, was established in the Cayman Islands. In May 2007, CDTV BVI executed a 40-for-1 share split of its ordinary shares and Series A preferred shares. Following this share split, the shareholders of CDTV BVI exchanged all of their shares of CDTV BVI for shares of CDTV Holding in proportion to their percentage interest in CDTV BVI. As a result, CDTV BVI became a wholly owned subsidiary of CDTV Holding. In August 2007, with our consent, Ms. Li Yang transferred her entire equity interest in N-S Digital TV to Ms. Wei Gao, a PRC citizen employed by an affiliated company of SAIF. In order to benefit from the tax arrangement between the PRC and Hong Kong, in December 2007, CDTV BVI acquired Golden Benefit, a company incorporated in Hong Kong, for a nominal consideration, and transferred its 100% equity interest in Super TV to Golden Benefit. Golden Benefit has conducted no operation since its incorporation. See “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Taxes and Incentives—Tax Arrangement Between PRC and Hong Kong.” In December 2007, Super TV established a wholly owned subsidiary, N-S Media Investment, in the PRC to partner with China’s cable television operators and content providers to offer value-added services to television viewers. In February 2008, CDTV BVI established a wholly-owned subsidiary, CSM Holdings, in Hong Kong. In addition, in May 2008, N-S Digital TV entered into a joint venture agreement with a PRC citizen for the purposes of establishing Dongguan SuperTV to provide value-added services to television viewers.

A SARFT policy requires any cable network operator who uses a non-PRC CA systems to install a parallel PRC CA system. Under this policy, vendors of non-PRC CA systems may sell only to cable network operators who have already installed a PRC CA system or are willing to purchase a parallel PRC CA system. This may result in a competitive disadvantage for vendors of non-PRC CA systems relative to vendors of PRC CA systems. Such policy does not expressly indicate whether the CA systems produced by a foreign-invested company incorporated in the PRC, such as our subsidiary Super TV, falls into the category of non-PRC CA systems. In light of this ambiguity, we have established N-S Digital TV, which is incorporated in the PRC and wholly owned by PRC citizens, to produce and sell our CA systems to avoid our CA systems being deemed as non-PRC CA systems. We conduct a significant portion of our operations through N-S Digital TV. We do not directly or indirectly have any equity interest in N-S Digital TV, but Super TV, our wholly owned subsidiary in the PRC, has entered into a series of contractual arrangements with N-S Digital TV and its shareholders. As a result of these contractual arrangements, we are considered the primary beneficiary of N-S Digital TV and, accordingly, we consolidate N-S Digital TV’s results of operations in our financial statements.

Super TV mainly engages in supplying smart cards and related software products to N-S Digital TV, providing technical support and related services to N-S Digital TV, and developing technology for use by N-S Digital TV. Specifically, Super TV and N-S Digital TV have entered into the following contracts:

•
a products and software purchase agreement, pursuant to which N-S Digital TV exclusively purchased from Super TV all the smart cards and related software products required for N-S Digital TV’s CA systems;

•
a technical support and related services agreement, pursuant to which Super TV exclusively provides N-S Digital TV and/or its customers with technical support, technical training, personnel services in connection with N-S Digital TV’s marketing activities and services relating to the maintenance and optimization for the products and software of N-S Digital TV’s customers at N-S Digital TV’s request;

•
a technology license agreement, pursuant to which N-S Digital TV granted Super TV, free of charge, an exclusive license to use certain software copyrights, patents, unpatentable technologies and technical secrets relating to the CA systems business that was transferred from N-T Information Engineering to N-S Digital TV; and

•	a technology development agreement, pursuant to which N-S Digital TV engages Super TV to develop all technology required by N-S Digital TV or its customers.

In addition, Super TV has entered into agreements with N-S Digital TV and its shareholders that provide us with the ability to control N-S Digital TV. Pursuant to those contractual arrangements:

•	the shareholders of N-S Digital TV have jointly granted Super TV an exclusive and irrevocable option to purchase all or part of their equity interests in N-S Digital TV at any time;

•
without Super TV’s consent, the shareholders of N-S Digital TV may not (i) transfer or pledge their equity interests in N-S Digital TV, (ii) cause N-T Information Engineering or N-S Digital TV to issue new shares; (iii) receive any dividends, loan interest or other benefits from N-S Digital TV, or (iv) make any material adjustment or change to N-S Digital TV’s business or operations;

•
N-S Digital TV and its shareholders agreed to (i) accept the policies and guidelines furnished by Super TV with respect to the hiring and dismissal of employees, or the operational management and financial system of N-S Digital TV, (ii) appoint the candidates recommended by Super TV as directors of N-S Digital TV, and (iii) seek a guarantee from Super TV first when any guarantee is required to secure performance by N-S Digital TV of any contract or working capital loans borrowed by N-S Digital TV;

•	each shareholder of N-S Digital TV has appointed one director of Super TV as their attorneys-in-fact to exercise all its voting rights as shareholders of N-S Digital TV; and

•
each shareholder of N-S Digital TV has pledged all of its respective equity interests in N-S Digital TV to Super TV to secure the payment obligations of N-S Digital TV under certain contractual arrangements between N-S Digital TV and Super TV.

For a more detailed description of these contractual agreements, see “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Super TV and N-S Digital TV Arrangements” and “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Shareholder Rights and Corporate Governance.”

D. Property, Plants and Equipment

We currently maintain our headquarters and substantially all of our operations at Jingmeng High-Tech Building B, 4th Floor, No. 5 Shangdi East Road, Haidian District, Beijing 100085, the PRC, where we lease 5,654 square meters of office space pursuant to five two-year lease agreements with the same landlord for separate portions of the total space. The five lease agreements are (i) a lease agreement of N-S Digital TV with respect to an area of 275 square meters used by our smart card processing department; (ii) a lease agreement of N-S Digital TV with respect to an aggregate area of 946 square meters used by our sales and marketing department; and (iii) a lease agreement of Super TV with respect to an aggregate area of 3,936 square meters used by our research and development, finance and other departments; (iv) a lease agreement of N-S Media Investment with respect to an aggregate area of 380 square meters used by N-S Media Investment to conduct its business; and (v) a lease agreement of Super TV with respect to an aggregate area of 117 square meters used by our administration department. The lease agreement referred to in item (i) above will expire in June 2009, the lease agreements referred to in items (ii) and (iii) above will expire in March 2009, and the other two lease agreements will expire in May 2010. Under each of the lease agreements, if we intend to renew the lease, we are required to enter into a new lease agreement with the landlord no later than one month prior to the expiration date and the landlord has undertaken to offer us a preferential rental rate for any renewal. In addition, we have the right to terminate any of these leases by providing three months’ prior notice. We also lease office space for service and support centers in Changsha, Chengdu, Dalian, Hangzhou and Nanhai. We routinely review our needs for office space in light of the development of our operations. We believe that the office space that we currently lease is sufficient for our current and immediately foreseeable needs. We may lease additional space if needed in the future.

Item 4A. Unresolved Staff Comments

None.

Item 5. Operating and Financial Review and Prospects

The following discussion and analysis should be read in conjunction with our consolidated financial statements and the related notes included elsewhere in this annual report. Our audited consolidated financial statements have been prepared in accordance with U.S. GAAP. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those projected in the forward-looking statements. In evaluating our business, you should carefully consider the information provided in “Item 3. Key Information—D. Risk Factors.”

A. Operating Results

Overview

We are the leading provider of CA systems to the PRC’s rapidly growing digital television market. Our CA systems, which consist of smart cards, head-end software for television network operators and terminal-end software for set-top box manufacturers, enable digital television network operators in the PRC to control the distribution of content and value-added services to their subscribers and block unauthorized access to their networks. In addition, we license our set-top box design to set-top box manufacturers and sell advanced digital television application software, such as electronic program guides and subscriber management systems, to digital television network operators.

We sell our CA systems and digital television application software to PRC television network operators, including cable, satellite and terrestrial television network operators and enterprises that maintain private cable television networks within their facilities. We currently derive, and we expect to continue to derive, a significant portion of our revenues during any given period from a limited number of customers, primarily cable television network operators who are launching new digital transmission systems, although the particular customers may vary from period to period.

PRC television network operators are in the early stages of switching from analog to digital transmissions, and the PRC government has set a target of 2015 for operators nationwide to complete the digital transition. Benefiting from this transition and the expanding market for our products, our business has experienced significant growth since 2004. As of December 31, 2007, we had installed CA systems at 164 digital television network operators in 27 of the 32 provinces, autonomous regions and centrally administered municipalities in the PRC. We derive a substantial majority of our revenues from sales of our smart cards, which accounted for 85.6% and 89.1% of our total revenues in 2006 and in 2007, respectively. We expect that the sales of our smart cards will continue to constitute the majority of our revenues in the near future. We sold 1.5 million, 3.9 million and 7.3 million smart cards in 2005, 2006 and 2007, respectively. Our net revenues increased from $13.1 million in 2005 to $30.4 million in 2006 and $55.5 million in 2007. Our net income grew from $4.5 million in 2005 to $13.0 million in 2006 to $33.8 million in 2007.

Among the most significant factors affecting our business, financial condition and results of operations are:

•
Progress of digitalization in the PRC and the growth of digital television network operators’ subscriber base. Our continued success depends on the pace at which PRC television network operators switch from analog to digital transmission as well as the growth in our customers’ subscriber base. If the PRC government postpones its target date for digitalization, or our customers fail to roll out analog-to-digital conversion or attract subscribers to digital television, we may be unable to sustain or grow our revenues.

•
Pricing. The business in which we operate is subject to intense competition, in particular with respect to pricing of our products and services. Our customers generally expect to receive volume-based discounts from us, and we may be required to reduce prices for large purchases or as the competition intensifies.

•
Purchasing patterns of our customers. Our customers generally purchase smart cards from us based on the number of digital television subscribers they expect to add in the immediate near term, resulting in significant fluctuations in our revenues from period to period due to the uncertainty of both the timing and the amount of such customer orders. In addition, we have historically experienced lower smart card sales in the first quarter of a year, compared to the other three quarters of the same year, as our customers typically defer their major purchasing decisions during such quarter due to the Chinese Lunar New Year holiday and an annual trade fair for the digital television, broadband and related industries in the PRC.

•
Ability to respond effectively to technological and commercial changes. Our business and the market in which we operate are characterized by rapid commercial and technological change, evolving industry standards and frequent product enhancements. Our continued success will depend, in part, on our ability to develop and market products and services that respond to technological changes and evolving market demand or industry standards in a timely and cost-effective manner.

•
Cost structure. Our profitability also depends on the cost structure of our operations, including, among other things, the costs of computer chips sourced from third-party suppliers and personnel costs.

In addition to the factors discussed above, our reported results are also affected by the fluctuations in the value of the Renminbi against the U.S. dollar because our reporting currency is the U.S. dollar while the functional currency of our subsidiaries and variable interest entities in China, which operate substantially all of our business, is the Renminbi. In 2007, 2006 and 2005, the Renminbi appreciated against the U.S. dollar by approximately 6.5%, 3.3% and 2.5%, respectively. The appreciation of the Renminbi against the U.S. dollar contributed to the increase in our net income reported in U.S. dollar terms in 2005, 2006 and 2007, respectively. For additional information relating to the fluctuations in the value of the Renminbi against the U.S. dollar, see “Item 3. Key Information—A. Selected Financial Data—Exchange Rate Information,” “Item 3. Key Information—D. Risk Factors—Risks Relating to the People’s Republic of China—Fluctuations in exchange rates could result in foreign currency exchange losses.” and “Item 11. Quantitative and Qualitative Disclosures About Market Risk—Foreign Currency Risk.”

We have a limited operating history upon which you can evaluate our business. Our recent rapid revenue growth should not be taken as indicative of the rate of revenue growth, if any, that can be expected in the future. For a discussion of other important factors that may affect our business, financial condition and results of operations, see “Item 3. Key Information—D. Risk Factors”.

Our business is managed as a single operating segment. Our management reviews our consolidated results of operations prepared in accordance with U.S. GAAP when making decisions about allocating our resources and assessing our performance, and our internal reporting does not distinguish between markets or segments.

Revenues

We derive revenues from the following two sources:

•
Products. We currently derive a substantial majority of our revenues from sales of smart cards and other products to digital television network operators. Smart cards are an essential part of our CA systems. Our customers purchase our smart cards for distribution to and use by their subscribers in their set-top boxes. Revenues from the sales of our smart cards account for substantially all of our revenues from the sales of our products. In addition, we also sell small quantities of other products, including set-top boxes sourced from third-party suppliers to a limited number of digital television network operators from time to time. We expect that the sales of our smart cards will continue to constitute the majority of our revenues in the near future.

•
Services. We derive revenues from providing head-end system integration services and head-end system development services to digital television network operators as well as collecting licensing fees and royalty income from set-top box manufacturers. Our head-end system integration services involve providing head-end software, hardware and related system integration services to our customers. Head-end software consists of software for CA systems, subscribers management systems and electronic program guides. Our head-end system development services involve the development of customized digital television-related software applications for our customers. In addition, we provide set-top box manufacturers with our CA system terminal-end software that enables them to manufacture set-top boxes compatible with our CA systems, and receive one-time licensing fees as well as royalties from such set-top box manufacturers. Following our acquisition of the set-top box design business from N-T Information Engineering in August 2006, we also started earning licensing fees and royalties from licensing our set-top box design to set-top box manufacturers.

In certain circumstances, we receive royalties from digital television network operators who purchase smart cards for use with set-top boxes that were manufactured using our CA system terminal-end software, in lieu of collecting royalties from the relevant set-top boxes manufacturers. We include such royalty income as part of the revenue from sales of the related smart cards.

Revenues from the sales of our products and services accounted for 89.2% and 10.8%, respectively, of our total revenues in 2007 and 86.3% and 13.7%, respectively, of our total revenues in 2006. Our revenues also include certain refunds of value-added taxes from PRC tax authorities that we previously paid with respect to some of our software products. See “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Taxes and Incentives” below for more information.

Our net revenues represent total revenues less PRC business tax and related surcharges, which are currently levied at the rate of 5.5% on certain service type of revenues.

Cost of Revenues

Cost of revenues primarily includes costs of raw materials, such as computer chips manufactured by third-party suppliers and used in our smart cards and other products; personnel costs directly relating to provision of our services; warranty costs relating to our smart card sales; depreciation and amortization costs; share-based compensation allocated to the production and processing of our smart cards and other products; and other miscellaneous costs. These costs are allocated to our two types of revenue-generating activities as their respective cost of revenues. Cost of revenues related to the sales of our products and to the sales of our services accounted for 79.1% and 20.9%, respectively, of our total cost of revenues in 2007 and 71.8% and 28.2%, respectively, of our total cost of revenues in 2006. As a percentage of our net revenues, cost of revenues decreased from 21.7% in 2006 to 18.5% in 2007.

Gross Profit and Gross Margin

Gross profit is equal to net revenues less cost of revenues. Gross margin is equal to gross profit divided by net revenues. The increases in our gross margin from 70.2% in 2005 to 78.3% in 2006 and to 81.5% in 2007 were primarily driven by the increase, as a percentage of total revenues, from 70.6% to 85.6% to 89.1%, in revenues from the sales of our smart cards in those periods. Our smart cards typically enjoy a higher gross margin relative to our head-end system integration services. We achieved growth in the gross margin for our smart cards business in those periods because we have benefited from declining costs of some raw materials, such as computer chips, as well as increased operating efficiency due to economies of scale. The average unit cost of our smart cards decreased by approximately 16.4 % in U.S. dollar terms from 2005 to 2007 primarily due to a decrease in the price of computer chips. We expect the average unit price of these computer chips to continue to decrease in 2008.

Operating Expenses

Our operating expenses consist of research and development expenses, selling and marketing expenses and general and administrative expenses. Each of these components of our operating expenses includes a portion of our total share-based compensation expenses, which are generally allocated according to the functions of those individuals who received share-based awards.

Research and Development Expenses. Research and development expenses consist primarily of costs associated with the design, development and testing of our products and technologies. Among other things, these costs include compensation and benefits for our research and development staff, rental costs for our office premises used for research and development activities, depreciation expenses related to equipment used in research and development activities, expenditures for purchases of supplies and other relevant costs. Compensation and benefits for our research and development staff accounted for the majority of our research and development expenses. Research and development expenses as a percentage of our net revenues were 7.3% and 8.4% in 2006 and 2007, respectively. We expanded the size of our research and development staff from 145 employees as of December 31, 2006 to 224 as of December 31, 2007. We expect to continue to increase our investment in the research and development activities as part of our strategy to augment our commitment to research and development, including by hiring additional personnel for our research and development team during 2008.

Selling and Marketing Expenses. Selling and marketing expenses consist primarily of compensation and benefits for our sales and marketing staff, expenses for promotional, advertising, travel and entertainment activities, marketing-related consulting fees, expenditures for purchases of supplies and amortization of intangible assets. Selling and marketing expenses as a percentage of our net revenues were 6.1% and 6.8% in 2006 and 2007, respectively. Our selling and marketing expenses have increased primarily due to the increase in the size of our selling and marketing team and in the amount of compensation and benefits paid to the team, as well as expanded marketing efforts. In light of our plan to increase our direct sales force and to enhance our selling and marketing efforts in non-CA solutions, such as high-definition set-top box solutions and cable television value-added services, we expect our selling and marketing expenses to increase in the near future.

General and Administrative Expenses. General and administrative expenses consist primarily of compensation and benefits for our general management, finance and administrative staff, professional advisory fees, depreciation and amortization with respect to equipment used for general corporate purposes, rental costs for our office premises used by general management, finance and administrative staff, and other expenses incurred in connection with general corporate purposes. General and administrative expenses as a percentage of our net revenues were 4.0% and 6.7% in 2006 and 2007, respectively. Our general and administrative expenses have increased primarily due to the growth of our general management, finance and administrative team and higher professional service expenses incurred to meet the requirements of a publicly listed company. We expect our general and administrative expenses in dollar amount to continue to increase as our business expands in future periods, but such expenses as a percentage of net revenue are expected to stabilize.

Share-Based Compensation Expenses. We account for share-based compensation expenses based on the fair value of share option grants at the date of grant.

We adopted our 2005 Stock Incentive Plan in February 2005 and, as of December 31, 2007, options to purchase 3,877,429 ordinary shares had been granted and were outstanding under our 2005 Stock Incentive Plan. In addition, in 2005, we granted options to purchase 143,474 ordinary shares to a company affiliated with SAIF and in May 2007 we granted options to purchase 40,000 ordinary shares to Mr. Louis T. Hsieh, who became an independent director of our company upon the completion of our initial public offering in October 2007. In aggregate, options to purchase 4,060,903 ordinary shares had been granted and were outstanding as of December 31, 2007. We incurred $0.2 million, $0.3 million and $1.3 million in share-based compensation expenses in 2005, 2006 and 2007, respectively. For additional information regarding our share-based compensation expenses, see Note 19 to our consolidated financial statements included elsewhere in this annual report.

The table below shows the allocation of share-based compensation charges to cost of revenues and our operating expense line items for the periods indicated:

	Years ended December 31,
Share-Based Compensation Related to:	2005	2006	2007
	(In thousands)
Cost of revenues	$10	$21	$34
Research and development expenses	103	167	391
Selling and marketing expenses	32	56	112
General and administrative expenses	67	94	724
Total	$212	$338	$1,261

Income from Operations

Income from operations represents gross profit less operating expenses.

Other Income (Expenses)

Other income (expenses) includes interest income, recognition of the change in the fair value of the warrant and other income, each as presented in our consolidated statements of operations. We issued a warrant to SAIF in 2004 to purchase Series A preferred shares of our company. We recognized $0.5 million, $17,601 and $5.4 million as of December 31, 2004, 2005 and 2006, respectively, of the change in the fair value of the warrant. The warrant was exercised in November 2006 and no further expenses have been incurred related to it. In December 2007, we received a cash award of $0.3 million from the Administration Committee of Beijing Zhongguancun Economic Zone as a one-off award for the consummation of our initial public offering in the United States. For additional information, see Note 14 to our consolidated statement of operations included elsewhere in this annual report.

Corporate Structure

We are a Cayman Islands holding company and conduct substantially all of our business through Super TV, our indirectly wholly owned subsidiary in the PRC. In May 2004, we established N-S Digital TV, a PRC company that is wholly owned by PRC citizens, to carry out our CA systems business in the PRC. We do not directly or indirectly have any equity interest in N-S Digital TV, but Super TV has entered into a series of contractual arrangements with N-S Digital TV and its shareholders. As a result of these contractual arrangements, we are considered the primary beneficiary of N-S Digital TV and, accordingly, we consolidate N-S Digital TV’s results of operations in our financial statements. For a description of these contractual agreements, see “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Super TV and N-S Digital TV Arrangements” and “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Shareholder Rights and Corporate Governance.”

Critical Accounting Policies

We prepare our financial statements in conformity with US GAAP, which requires us to make estimates and assumptions that affect our reporting of, among other things, assets and liabilities, contingent assets and liabilities and revenues and expenses. We continually evaluate these estimates and assumptions based on the most recently available information, our own historical experiences and other factors that we believe to be relevant under the circumstances. Since our financial reporting process inherently relies on the use of estimates and assumptions, our actual results could differ from what we expect. This is especially true with some accounting policies that require higher degrees of judgment than others in their application. We consider the policies discussed below to be critical to an understanding of our audited consolidated financial statements because they involve the greatest reliance on our management’s judgment.

Revenue Recognition. We derive revenues primarily from two sources: (i) sales of products, including smart cards and other products sourced from third-party suppliers, such as set-top boxes, and (ii) provision of services, including head-end system integration services, head-end system development services and CA system terminal-end software or set-top box design that generate licensing income and royalty income.

For sales of our products, we recognize revenue when the products are delivered to and received by customers.

Our head-end integration services primarily involve provision of our head-end software, third-party hardware and software, related installation and integration services, training and post-contract customer support, or PCS, including telephone support and bug-fixing. Our head-end system development services involve the development of customized digital television technology-related software applications. Head-end software offered by us includes CA systems head-end software, subscriber management system software and electronic program guide software.

We sign head-end system integration contracts with cable television network operators to install and integrate our software with third-party hardware and software. Once the service is substantially completed, customers will issue a preliminary acceptance, while a final acceptance is usually issued three months to one year after the issuance of preliminary acceptance if no major technical problems are discovered. In the majority of our head-end system integration contracts, we offer free PCS for one year or less, beginning from preliminary acceptance by customers. Based on historical information, we believe that a final acceptance is not a significant event because essentially all the services we were obligated to provide have been delivered and all technical problems, if any, have been detected at the point of the preliminary acceptance by the customer and the cost of additional work between a preliminary acceptance and a final acceptance has historically been insignificant.

With respect to the contracts in which we offer free PCS for no more than one year, we recognize revenue when all installation and integration services are completed, which is generally indicated by obtaining the preliminary acceptances from customers. With respect to contracts in which we offer free PCS for more than one year, although the costs incurred during the PCS term have historically been insignificant, we defer the revenue and ratably recognize it over the PCS term. Where we offer PCS for an unspecified period, we ratably recognize the relevant revenue over the estimated useful life of our CA systems, which we determined to be five years.

With respect to our head-end system development services, we use the completed-contract method to recognize revenue when the software application development is finished and accepted by customers, as we currently do not have a reliable mechanism to measure the progress toward completion of the service.

We receive licensing fees from set-top box manufacturers who license our CA systems terminal-end software or set-top box design, and are also entitled to receive royalties from them based on the quantity of set-top boxes manufactured under such licenses. Royalty income is recognized upon receipt of sales reports from the set-top box manufacturers and when payment is received, while licensing income is recognized upon the issuance of certificates to the set-top box manufacturers by us.

Deferred Costs. Where revenue from a head-end system integration contract is deferred and recognized over the PCS term, we defer the incremental costs directly associated with such revenue. Such costs mainly relate to hardware and software purchased from third-party suppliers. Deferred costs are recorded as an asset and amortized to cost of revenue over the same period as that over which the corresponding revenue is recognized.

Warranty Provision. We generally guarantee the quality of our smart cards for periods ranging from one to three years. In the event of a security problem, we undertake to attempt to resolve the problem by taking steps such as resetting the encryption code or adding additional layers of encryption. If these or other system modifications do not resolve the problem, we undertake to replace our smart cards. Our warranty terms vary, but we generally agree to replace our smart cards for free during the first one to two years after a sale in the event of a security breach, with the customer bearing a portion or all of the replacement costs thereafter.

We provide for the estimated costs of such warranty at the time revenue is recognized. We estimate the costs we will incur under the warranty arrangement. Historically the defect rate of smart cards has been low and the warranty costs have been minimal. We recorded the equivalent of 0.1% of revenue from smart card sales as a warranty liability to accrue the estimated costs of our warranty obligations.

Actual warranty costs will depend on a variety of factors. To the extent that warranty costs differ significantly from the estimates, we will adjust our warranty provision accordingly. Any such adjustments to our accrued warranty provision will affect our results of operations in the period the adjustment is made as well as subsequent periods to the extent the amount of estimated warranty provision is adjusted.

Allowance for Doubtful Accounts. We perform ongoing credit evaluations of our customers and generally do not require collateral on accounts receivable. We maintain an allowance for doubtful accounts primarily based upon the aging analysis of the receivables and factors surrounding the credit risk of specific customers. Losses from doubtful accounts have been within our management’s expectations. One customer as of December 31, 2006 accounted for 10% or more of our accounts receivable balance, representing an aggregate of 17.4% of our accounts receivable balance as of December 31, 2006. No customer accounted for 10% or more of our accounts receivable balance as of December 31, 2007.

Share-based Compensation. Share-based payment transactions with employees, such as share options, are measured based on the fair value of the equity instrument issued on the date of grant in accordance with Statement of Financial Accounting Standards No. 123(R), “Share-Based Payment,” and are recognized as compensation expense over the requisite service period based on graded vesting attribution method, with a corresponding impact reflected in additional paid-in capital.

As of May 31, 2008, all of our outstanding share options were granted prior to our initial public offering. We estimated the fair value of our share options, which were granted before our initial public offering, at the respective grant dates using the Black-Scholes option pricing model, with the assistance of American Appraisal China Limited, or American Appraisal, an unrelated and independent valuation firm. Under this model, we made a number of assumptions regarding the fair value of the options, including:

•	the expected future volatility of our ordinary share price;

•	the risk-free interest rate;

•	the expected life of the options;

•	the expected dividend yield; and

•	the estimated fair value of our ordinary shares at the grant date.

For the purpose of determining the estimated fair value of our share options that have been granted, we believe that the expected volatility and the estimated fair value of our ordinary shares are the most critical assumptions, since we were a privately-held company as of each of the respective grant dates. The estimated fair value of our ordinary shares as of the respective grant dates, except for the options to purchase 40,000 of our ordinary shares granted on May 15, 2007 to Mr. Louis T. Hsieh, was determined based on (i) a contemporaneous valuation performed by American Appraisal with respect to option grants made on September 22, 2006, or the September 2006 Valuation, and (ii) a retrospective valuation performed by American Appraisal with respect to option grants made on February 3, 2005, as indicated in its valuation reports dated January 2, 2007, or the February 2005 Valuation.

No contemporaneous valuation by an unrelated valuation firm was obtained in connection with the options granted on February 3, 2005. The exercise price of $0.543 per share for the options granted on February 3, 2005 was determined based on the determination of our enterprise value in connection with the sale of our preferred shares to SAIF in June 2004. We believed that value remained a fair valuation of our company in early February 2005 because the revenue and net profit of our company did not grow significantly between June 2004 and February 2005 and the major financial projections used in that valuation largely remained valid. We considered the compensation expense associated with those grants, if any, to be minimal. We retained American Appraisal to conduct a retrospective valuation of our share options and ordinary shares in respect of the February 3, 2005 option grant.

As we believed that there was no material change in our operations in the short period between September 22, 2006 and December 5, 2006 that would materially impact the fair value of our ordinary shares, the estimated fair value of share options granted on December 5, 2006 was determined based on the fair value of our ordinary shares as of September 22, 2006.

The estimated fair value of our ordinary shares used in determining the fair value of the share options granted on May 15, 2007 was determined based on the price paid by investors to purchase our ordinary shares from China Capital Investment Holdings Limited, or China Capital, in eight separate transactions in March and April 2007. Since such sales and purchases of our ordinary shares took place between unrelated parties at arms’ length and the aggregate number of our ordinary shares sold in those transactions accounted for more than 10% of our total issued and outstanding shares, we believe that the purchase price paid by the investors in those transactions represents the fair value of our ordinary shares at the time of those transactions. In light of the fact that no significant changes in the financial, business and other conditions of our company occurred between April and May 2007, we determined that such purchase price continued to represent the fair value of our ordinary shares on May 15, 2007.

Specifically, the estimated fair value of our ordinary shares as of February 3, 2005, September 22, 2006, December 5, 2006 and May 15, 2007 was $0.27, $3.56, $3.56 and $9.15, respectively.

American Appraisal estimated the expected future volatility of our ordinary share price based on the price volatility of the publicly traded shares of four comparable companies in the digital television and related businesses over the most recent period equal to the expected life of our share options.

The following discussion sets forth the significant factors considered and key assumptions and methodologies used in determining the fair value of our ordinary shares underlying our outstanding share options for the September 2006 Valuation and the February 2005 Valuation. The fair value of our ordinary shares has been their market value since our initial public offering.

Significant Factors Considered. Determining the fair value of ordinary shares requires making complex and subjective judgments, including those regarding our projected financial and operating results, our unique business risks, the liquidity of our shares and our operating history and prospects at the time of each grant of share options.

In assessing the fair value of our ordinary shares, we considered the following significant factors:

•	our financial and operating results;

•	the nature of our business since our inception;

•	the stage of development of our operations;

•	our business plan;

•	our business risks;

•	the nature and prospects of the digital television industry in the PRC;

•	the assumptions and basis of our financial projections;

•	the global economic outlook in general and the specific economic and competitive elements affecting our business and market; and

•	the market-derived investment returns of entities engaged in the digital television business.

Methodologies and Key Assumptions. For each of the February 2005 Valuation and the September 2006 Valuation, we used a combination of (i) the discounted cash flow, or DCF, method of the income approach and (ii) the market approach to assess the fair value of our total equity value as of the respective grant dates. We assigned a weighting of 60% to the results obtained using the DCF method and a weighting of 40% to the results obtained using the market approach. Of the 40% weighting assigned to the results obtained using the market approach, 20% was assigned to the results obtained using the enterprise value to revenue multiple, or EV/Revenue multiple, and 20% to the results obtained using the enterprise value to earning before interest, tax, depreciation and amortization multiple, or EV/EBITDA multiple.

The DCF method involved applying appropriate discount rates to future free cash flows that were based on five-year financial projections developed by us. The major assumptions used in deriving the financial projections were consistent with our business plan at the time of the respective valuations, including projections regarding the number of digital television users, our market share, our average revenue per user and our operating margins. In deriving the discount rates used in the DCF method, we considered the weighted average costs of capital, or WACC, applicable to us as well. The WACC we used increased from 22.2% for the February 2005 Valuation to 23.5% for the September 2006 Valuation. This was the combined result of the changes in the risk-free rate, industry-average correlated relative volatility coefficient beta, equity risk premium and our company-specific risk.

Under the market approach, different value measures and market multiples of comparable companies were calculated and analyzed to induce a series of multiples that were considered representative of the industry average. The market multiples were then adjusted based on our growth rate, business risks and profitability. Thereafter, the adjusted multiples were applied to our performance indicators to determine our value on a minority and freely traded basis. We specifically applied the financial ratios of EV/Revenue and EV/EBITDA in arriving at an indicative value of us under the market approach. For the February 2005 Valuation, we applied an EV/Revenue multiple of 1.8 and an EV/EBITDA multiple of 4.8, compared to an EV/Revenue multiple of 6.1 and an EV/EBITDA multiple of 8.3 for the September 2006 Valuation.

We have selected four companies in the digital television and related businesses for reference as comparable companies: Shaw Communication Inc., Cablevision Systems Corporation, Thomson and NDS Group plc.

In addition, we have taken into account the discount for lack of marketability of our shares in the February 2005 Valuation and the September 2006 Valuation to reflect the fact that we are a private company. We quantified the discount for lack of marketability, or DLOM, using the Black-Scholes option-pricing model. This method treats the right to sell a company’s shares freely before a liquidity event as a put option. The more distant the valuation date is from a liquidation event, the higher the put option value and thus the higher the implied DLOM. For the February 2005 Valuation, we obtained and used a DLOM of 24%, compared to a DLOM of 10% used for the September 2006 Valuation. The decrease in DLOM was primarily due to the shorter time expected to the liquidity event as of the September 2006 Valuation compared to the time of the February 2005 Valuation.

In addition, we made other assumptions in assessing the fair value of our ordinary shares, including the following:

•	that no material changes will occur in the applicable future periods in the existing political, legal, fiscal or economic conditions and digital television industry in the PRC;

•	that exchange rates and interest rates in the applicable future periods will not differ materially from the current rates;

•	that our financial projections have been prepared on a reasonable basis;

•	that our future growth will not be constrained by lack of funding;

•	that our ability to retain competent management and key personnel to support our ongoing operations will not be materially adversely affected for any reason; and

•	that industry trends and market conditions for digital television and related industries will not deviate significantly from current forecasts.

As our capital structure was comprised of ordinary shares and preferred shares as of the respective grant dates, we used the option-pricing method to allocate total equity value derived to different classes of shares, taking into account the guidance prescribed by the AICPA Audit and Accounting Practice Aid, “Valuation of Privately-Held-Company Equity Securities Issued as Compensation,” or the Practice Aid. Under the option-pricing method, we treated ordinary shares and preferred shares as call options on our enterprise value, with exercise prices based on the liquidation preference of our preferred shares. We estimated the value of these call options using the Black-Scholes option-pricing model.

It should be noted that the Black-Scholes option pricing model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. In addition, option-pricing models require the input of highly subjective assumptions, including the expected share price volatility. We use projected volatility rates, which are based upon historical volatility rates experienced by comparable public companies. Because our share options have characteristics significantly different from those of publicly traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in our management’s opinion the existing models do not necessarily provide a reliable single measure of the fair value of our share options. Changes in our estimates and assumptions regarding the expected volatility and fair value of our ordinary shares, for example, could significantly impact the estimated fair value of our share options and, as a result, our net income and net income attributable to holders of our ordinary shares.

Taxes and Incentives

Cayman Islands, British Virgin Islands and Hong Kong

Our company, as an exempted company incorporated in the Cayman Islands, and CDTV BVI, our wholly owned subsidiary incorporated in the British Virgin Islands, are not subject to any income or capital gains tax under the current laws of the Cayman Islands and the British Virgin Islands. Golden Benefit and CSM Holdings, our indirectly wholly owned subsidiaries incorporated in Hong Kong, are subject to 17.5% Hong Kong profits tax on their activities conducted in Hong Kong. Golden Benefit’s dividend income from Super TV is subject to 5% withholding tax in the PRC. However, we do not foresee any dividend distribution from Super TV to Golden Benefit in the near future.

PRC

Our subsidiaries and our variable interest entity operating in the PRC are subject to PRC taxes as described below:

Enterprise Income Tax. Both domestic and foreign-invested enterprises were generally subject to an enterprise income tax rate of 33% in the PRC under the relevant tax laws then effective before January 1, 2008. However, qualified high-and-new technology enterprises incorporated and operated in high-and-new technology development zones designated by the State Council might enjoy a reduced enterprise income tax rate of 15%. As a high-and-new technology enterprise incorporated and operated in the Beijing High-Tech Development Experimental Zone, which is a designated high-and-new technology development zone, each of Super TV and N-S Digital TV is entitled to a preferential-enterprise income tax rate of 15%. In addition, each of N-S Digital TV and Super TV is entitled to income tax exemption during the three years from 2004 through 2006, and a 50% reduction of income tax during the subsequent three years from 2007 through 2009. N-S Media Investment was subject to an enterprise income tax rate of 33% in 2007, and is subject to an enterprise income tax rate of 25% starting from January 1, 2008.

Absent such enterprise income tax preferential treatment, we would have paid additional taxes totaling $1.9 million, $2.7 million and $10.2 million in 2005, 2006 and 2007, respectively, representing a reduction in basic net income per ordinary share of $0.04, $0.09 and $0.22 in 2005, 2006 and 2007, respectively.

The 2008 EIT Law imposes a tax rate of 25% on all enterprises, including foreign-invested enterprises, and terminates many of the tax exemptions, reductions and preferential treatments available under previous tax laws and regulations. However, under the 2008 EIT Law, enterprises that were established before March 16, 2007 and already enjoy preferential tax treatments will continue to enjoy them (i) in the case of certain preferential tax rates that are specified by tax legislations, for a transition period of five years from January 1, 2008 or (ii) in the case of tax exemption or reduction for a specified term, until the expiration of such term.

Under the 2008 EIT Law, “high-and-new technology enterprises strongly supported by the State” will be entitled to a preferential tax rate of 15%, but neither the 2008 EIT Law nor the Implementing Rules defines “high-and-new technology enterprises strongly supported by the State.” On April 14, 2008, three PRC regulatory agencies, including the Ministry of Science and Technology, the Ministry of Finance and the State Administration of Taxation, jointly issued the Administrative Measures on Recognition of High-and-New Technology Enterprises, or the High-tech Administrative Measures, which took effect on January 1, 2008. According to such High-tech Administrative Measures, specific guidelines will be separately issued by the three regulatory agencies for recognizing high-and-new technology enterprises. Under the 2008 EIT Law and the Implementing Rules, each of Super TV and N-S Digital TV will continue to be entitled to the tax preferential treatment it currently enjoys until such preferential treatment expires in 2009. Unless Super TV or N-S Digital TV qualify as “high-and-new technology enterprises strongly supported by the State” under the High-tech Administrative Measures or otherwise obtain advance approvals from the relevant government authorities, they will not be entitled to a preferential enterprise income tax rate of 15%, rather than the standard rate of 25%. As such, the applicable tax rate will be 12.5% from January 1, 2008 through the end of 2009.

In addition, under the 2008 EIT Law, enterprises established under the laws of foreign countries or regions whose “de facto management bodies” are located within the PRC territory are considered resident enterprises and will normally be subject to the enterprise income tax at the rate of 25% on its global income. According to the Implementation Rules, “de facto management body” refers to a managing body that exercises, in substance, overall management and control over the production and business, personnel, accounting and assets of an enterprises. Since substantially all of our management is currently and expected to continue being located in the PRC, there exists the risk that our company may be considered a resident enterprise and therefore be subject to the enterprise income tax at the rate of 25% on its global income. See “Item 3. Key Information—D. Risk Factors—Risks Relating to the People’s Republic of China—We may be treated as a resident enterprise for PRC tax purposes under the PRC Enterprise Income Tax Law and we may therefore be subject to PRC income tax for any dividends we receive from our subsidiaries, which may materially and adversely affect the amount of dividends we must pay to our shareholders and ADS holders.” In addition, the 2008 EIT Law and the Implementing Rules provide that a withholding tax of 10% (or other applicable withholding tax rates based on tax treaties between the PRC and other jurisdictions) will normally be applicable to dividends payable to foreign investors, and, unlike the prior tax law, does not specifically exempt corporations that pay dividends from withholding all or part of such income tax when they pay dividends to their foreign investors. See “Item 3. Key Information—D. Risk Factors—Risks Relating to the People’s Republic of China—Dividends payable by us to our non-PRC shareholders and ADS holders, and gains on the sales of our ordinary shares or ADSs, may be subject to withholding taxes under PRC tax laws, which may materially reduce the value of your investment.”

Value-added Tax Refunds. Pursuant to a PRC tax policy intended to encourage the development of software and integrated circuit industries, each of N-S Digital TV and Super TV is entitled to a refund of value-added tax paid at a rate of 14% of the sale value of some of our software products. The amount of the refund for this value-added tax included in our total revenues was $1.0 million, $2.5 million and $5.0 million in 2005, 2006 and 2007, respectively, accounting for 7.8%, 8.2% and 9.0%, respectively, of our total revenues in the corresponding periods. We include such refunds in the total revenues in our consolidated statements of operations included elsewhere in this annual report. The value-added tax refund benefits will cease to be available to N-S Digital TV and Super TV by 2010.

Business Tax. Each of N-S Digital TV, N-S Media Investment and Super TV pay business tax and related surcharges at a rate of 5.5% on certain service-type revenues, including those from the service portion of our head-end integration services, head-end system development services, licensing income and royalty income.

Tax Arrangement Between PRC and Hong Kong

The Hong Kong government and the PRC central government entered into an Arrangement for Avoidance of Double Taxation on Income and Prevention of Tax Evasion on August 21, 2006, which took effect on January 1, 2007 and April 1, 2007 in the PRC and Hong Kong, respectively. This arrangement provides certain tax incentives to use a Hong Kong company as an intermediate holding company for holding investments in the PRC. The withholding tax rate applicable to dividends received by a Hong Kong company from its investments in the PRC is 5% compared to the 10% withholding tax rate applicable to dividends received by a company incorporated in a jurisdiction where there is no similar tax treaty or arrangement with the PRC, and a full tax exemption in the PRC is available on a capital gain derived by a Hong Kong company from the disposal of its shares in a PRC company, provided that the shares sold are less than  25% of the shareholding of the PRC company and the assets of the PRC company are not comprised mainly of real property situated in the PRC.

Recent Acquisitions

See “Item 4. Information on the Company—A. History and Development of the Company—Our Investments and Acquisitions.”

Results of Operations

The following table sets forth our condensed consolidated statements of operations by amount and as a percentage of our net revenues for the periods indicated:

	Years ended December 31,
	2005		2006		2007
	Amount	% of Net Revenues	Amount	% of Net Revenues	Amount	% of Net Revenues
	(In thousands, except percentages)

Revenues:
Products	$9,291	71.0%	$26,443	87.1%	$49,741	89.7%
Service	3,855	29.5	4,182	13.8	6,011	10.8
Total revenues	13,146	100.5	30,625	100.8	55,752	100.5
Business taxes	(60)	(0.5)	(255)	(0.8)	(299)	(0.5)
Net revenues	13,086	100.0	30,370	100.0	55,453	100.0
Cost of revenues:(1)
Products	1,936	14.8	4,726	15.6	8,100	14.6
Service	1,967	15.0	1,859	6.1	2,135	3.9
Total cost of revenues	3,903	29.8	6,585	21.7	10,235	18.5
Gross profit	9,183	70.2	23,785	78.3	45,218	81.5
Operating expenses:
Research and development expenses(1)	1,818	13.9	2,222	7.3	4,643	8.4
Selling and marketing expenses(1)	1,328	10.1	1,847	6.1	3,758	6.8
General and administrative expenses(1)	684	5.2	1,228	4.0	3,706	6.7
Total operating expenses	3,830	29.3	5,297	17.4	12,107	21.8
Income from operations	5,353	40.9	18,488	60.9	33,111	59.7
Interest income	117	0.9	279	0.9	2,790	5.0
Other income	—	—	—	—	263	0.5
Recognition of the change in the fair value of the warrant	(18)	(0.1)	(5,406)	(17.8)	—	—
Income before income taxes	5,452	41.7	13,361	44.0	36,164	65.2
Income tax	66	0.5	59	0.2	(2,342)	(4.2)
Net income before minority interest	5,518	42.2	13,420	44.2	33,822	61.0
Minority interest	975	7.5	430	1.4	—	—
Net income	$4,543	34.7%	$12,990	42.8%	$33,816	61.0%
Cash dividend to participating preferred shareholder	—	—	(5,731)	(18.9)	—	—
Net income attributable to holders of ordinary shares	$4,543	34.7%	$7,259	23.9%	$33,816	61.0%

(1) Share-based compensation charges incurred during the period related to:

	Years ended December 31,
	2005		2006		2007
	Amount	% of Net Revenues	Amount	% of Net Revenues	Amount	% of Net Revenues
	(In thousands, except percentages)
Cost of revenues	$10	0.1%	$21	0.1%	$34	0.1%
Research and development expenses	103	0.8	167	0.5	391	0.7
Selling and marketing expenses	32	0.2	56	0.2	112	0.2
General and administrative expenses	$67	0.5%	$94	0.3%	$724	1.3%

Comparison of Years Ended December 31, 2007 and December 31, 2006

Revenues. The following table sets forth revenues by sources and the percentage of our total revenues for 2006 and 2007:

	Years ended December 31,
	2006		2007
	Revenues	% of Total Revenues	Revenues	% of Total Revenues
	(in thousands, except percentages)
Products
Smart cards	$26,223	85.6%	$49,651	89.1%
Set-top boxes and others	220	0.7%	90	0.2%
Subtotal	26,443	86.3%	49,741	89.2%
Services
Head-end system integration	2,317	7.6%	3,258	5.8%
Head-end system development	558	1.8%	271	0.5%
Licensing income	1,037	3.4%	1,984	3.6%
Royalty income	270	0.9%	498	0.9%
Subtotal	4,182	13.7%	6,011	10.8%
Total revenues	$30,625	100.0%	$55,752	100.0%

Our total revenues increased by 82.0% to $55.8 million in 2007 from $30.6 million in 2006. This increase primarily resulted from a significant increase in the revenues from the sales of our products, in particular smart cards, as well as, to a lesser extent, an increase in the revenue from the sales of our services, in particular the head-end system integration services.

Revenues from the sales of our products increased by 88.1% to $49.7 million in 2007 from $26.4 million in 2006, primarily due to a significant increase in the revenues from the sales of our smart cards, which accounted for substantially all of our revenues from the sales of our products in both 2006 and 2007. The increase in the revenues from the sales of smart cards was primarily attributable to an 85.5% increase in the number of smart cards sold by us to 7.3 million in 2007 from 3.9 million in 2006, which was partially offset by a 2.4% decrease in the average selling price of our smart cards in RMB terms from 2006 to 2007. The increase in the revenues from the sales of smart cards reflects the continued growth of the PRC television digitalization market as well as our leading market position. The decrease in the average selling price of smart cards from 2006 to 2007 was primarily due to intensified competition.

Revenues from the sales of our services increased by 43.7% to $6.0 million in 2007 from $4.2 million in 2006. The increase in the revenues from the sales of our services was primarily due to increases in the revenues from both our head-end system integration services and our licensing income, which were partially offset by a decrease in revenues from our head-end system development services. Revenues from our head-end system integration services increased by 40.6% to $3.3 million in 2007 from $2.3 million in 2006, primarily reflecting a $1.0 million increase in revenue recognized in 2007 from the contracts we performed in 2007 compared to revenue recognized in 2006 from contracts performed in 2006. Revenues from our head-end system development services decreased by 51.4% to $0.3 million in 2007 from $0.6 million in 2006, primarily reflecting a decrease in demand for such services in 2007 compared to 2006. Revenues from licensing income increased by 91.3% to $2.0 million in 2007 from $1.0 million in 2006, primarily due to a 87% increase in the number of new licensing contracts for our CA system terminal-end software that we entered into in 2007 as compared to 2006, reflecting the growing number of set-top box manufacturers that purchased services from us. Correspondingly, revenues from royalty income increased by 84.5% to $0.5 million in 2007 from $0.3 million in 2006.

Net Revenues. Our net revenues increased by 82.6% to $55.5 million in 2007 from $30.4 million in 2006.

Cost of Revenues. The following table sets forth cost of revenues by sources of revenues by amount and as a percentage of net revenues for 2006 and 2007:

	Years ended December 31,
	2006		2007
	Revenues	% of Net Revenues	Revenues	% of Net Revenues
	(in thousands, except percentages)
Products	$4,726	15.6%	$8,100	14.6%
Services	1,859	6.1	2,135	3.9
Total cost of revenues	$6,585	21.7%	$10,235	18.5%

Cost of revenues increased by 55.4% to $10.2 million in 2007 from $6.6 million in 2006, primarily reflecting an increase in the costs relating to our products and, to a lesser extent, an increase in the cost relating to our services. Cost of revenues relating to our products increased by 71.4% to $8.1 million in 2007 from $4.7 million in 2006, primarily due to an increase in raw material costs and personnel and related costs as the number of smart cards sold by us increased significantly during the period. Cost of revenues relating to our services increased by 14.8% to $2.1 million in 2007 from $1.9 million in 2006, primarily reflecting the increase in the corresponding revenues from our head-end system integration services.

Cost of revenues as a percentage of net revenues decreased to 18.5% in 2007 from 21.7% in 2006, primarily due to declining unit costs of some major raw materials, such as computer chips, and increased operating efficiency. The average unit cost of our smart cards decreased by approximately 6.3% in U.S. dollar terms from 2006 to 2007 primarily due to a decrease in the price of computer chips.

Gross Profit and Gross Margin. Gross profit increased by 90.1% to $45.2 million in 2006 from $23.8 million in 2007. Our gross margin increased to 81.5% in 2007 from 78.3% in 2006.

Operating Expenses. Our operating expenses increased by 128.6% to $12.1 million in 2007 from $5.3 million in 2006, primarily as a result of the expansion of our operations. Operating expenses, as a percentage of net revenues, increased to 21.8% in 2007 from 17.4% in 2006, primarily due to an increase in the number of our employees to 424 as of December 31, 2007 from 270 as of December 31, 2006, as a result of expansion our operations.

Research and Development Expenses. Our research and development expenses increased by 109.0% to $4.6 million in 2007 from $2.2 million in 2006. This significant increase was primarily attributable to an increase in the number of our research and development staff. Our research and development expenses, as a percentage of net revenues, increased to 8.4% in 2007 from 7.3% in 2006.

Selling and Marketing Expenses. Our selling and marketing expenses increased by 103.5% to $3.8 million in 2007 from $1.8 million in 2006. This significant increase was primarily attributable to an increase in sales and marketing headcount and more active marketing campaigns. Our selling and marketing expenses, as a percentage of net revenues, increased to 6.8% in 2007 from 6.1% in 2006.

General and Administrative Expenses. Our general and administrative expenses increased by 201.8% to $3.7 million in 2007 from $1.2 million in 2006. This significant increase was primarily attributable to an increase in administrative headcount as well as professional service fees relating to our initial public offering and annual audit in the fourth quarter of 2007. Our general and administrative expenses, as a percentage of net revenues, increased to 6.7% in 2007 from 4.0% in 2006.

Income from Operations. As a result of the foregoing factors, our income from operations increased by 79.1% from $18.5 million in 2006 to $33.1 million in 2007.

Other Income (Expenses). We had other income of $3.1 million in 2007, compared to other expenses of $5.1 million in 2006. Our other expenses in 2006 consisted primarily of the expenses we incurred relating to the increase of in the fair market value of the warrant held by SAIF in an amount of $5.4 million, which was partially offset by interest income of $0.3 million from our bank deposits. Our other income in 2007 consisted of interest income of $2.8 million and a one-off award of $0.3 million granted by the Administration Committee of Beijing Zhongguancun Economic Zone for the consummation of our initial public offering.

Net Income. As a result of the foregoing factors and taking into account $nil and $0.4 million in net income attributable to minority interest in 2007 and 2006, respectively, net income increased by 160.3% to $33.8 million in 2007 from $13.0 million in 2006.

Our net income attributable to holders of ordinary shares was $33.8 million in 2007, while our net income attributable to holders of ordinary shares was $7.3 million in 2006, which reflected a cash dividend of $5.7 million to our Series A preferred shareholder in 2006.

Comparison of Years Ended December 31, 2006 and December 31, 2005

Revenues. The following table sets forth revenues by sources and the percentage of our total revenues for 2005 and 2006:

	Years ended December 31,
	2005		2006
	Revenues	% of Total Revenues	Revenues	% of Total Revenues
	(in thousands, except percentages)
Products
Smart cards	$9,278	70.6%	$26,223	85.6%
Set-top boxes and others	13	0.1	220	0.7
Subtotal	$9,291	70.7%	$26,443	86.3%

	Years ended December 31,
	2005		2006
	Revenues	% of Total Revenues	Revenues	% of Total Revenues
	(in thousands, except percentages)
Services
Head-end system integration	3,088	23.5	2,317	7.6
Head-end system development	70	0.5	558	1.8
Licensing income	697	5.3	1,037	3.4
Royalty income	—	—	270	0.9
Subtotal	$3,855	29.3%	$4,182	13.7%
Total revenues	$13,146	100.0%	$30,625	100.0%

Our total revenues increased by 133.0% to $30.6 million in 2006 from $13.1 million in 2005. This increase primarily resulted from a significant increase in the revenues from the sales of our products, in particular smart cards.

Revenues from the sales of our products increased by 184.6% to $26.4 million in 2006 from $9.3 million in 2005, primarily due to a significant increase in the revenues from the sales of our smart cards, which continued to account for over 99% of our revenues from the sales of products in 2006. The increase in the revenues from the sales of smart cards was primarily attributable to a 169.0% increase in the number of smart cards sold by us to 3.9 million in 2006 from 1.5 million in 2005, which was partially offset by a 0.9% decrease in the average selling price of our smart cards in RMB terms from 2005 to 2006. The increase in our sales of smart cards resulted from the continued growth of the PRC television digitalization market as well as our leading market position. Sales generated by Jiangsu Qingda, our distributor for Jiangsu Province, as a percentage of our total revenues from the sales of smart cards, increased to 15.1% in 2006 from 0.1% in 2005. The decrease in the average selling price of smart cards from 2005 to 2006 was primarily due to intensified competition.

Revenues from the sales of our services increased by 8.5% to $4.2 million in 2006 from $3.9 million in 2005. The increase in the revenues from the sales of our services was primarily due to increases in the revenues from our head-end system development services, licensing income and royalty income, which were partially offset by a decrease in the revenues from our head-end system integration service. Revenue from our head-end system development services increased to $0.6 million in 2006 from $0.1 million in 2005, primarily reflecting an increase in demand from customers for such services in 2006 compared to 2005. Revenues from licensing income increased by 48.8% to $1.0 million in 2006 from $0.7 million in 2005, primarily due to a 78.0% increase in the average amount of licensing fees per contract we collected in that year, which was partially offset by a 16.4% decrease in the number of new licensing contracts for our CA systems terminal-end software. In addition, we started to collect royalties from set-top box manufacturers who licensed our CA system terminal-end software in 2006 and had $0.3 million in royalty income in that year, compared to nil in 2005. Revenues from our head-end system integration services decreased by 25.0% to $2.3 million in 2006 from $3.1 million in 2005, reflecting a $0.8 million decrease in revenue recognized in 2006 from contracts performed in 2006 compared to revenue recognized in 2005 from contracts performed in 2005. In addition, in light of the increasing competition in the CA system market, we continue to lower the price for our head-end system integration services to attract more digital television network operator customers in 2006.

Net Revenues. Our net revenues increased by 132.1% to $30.4 million in 2006 from $13.1 million in 2005.

Cost of Revenues. The following table sets forth cost of revenues by sources of revenues by amount and as a percentage of net revenues for 2005 and 2006:

	Years ended December 31,
	2005		2006
	Revenues	% of Net Revenues	Revenues	% of Net Revenues
	(in thousands, except percentages)
Products	$1,936	14.8%	$4,726	15.6%
Services	1,967	15.0	1,859	6.1
Total cost of revenues	$3,903	29.8%	$6,585	21.7%

Cost of revenues increased by 68.7% to $6.6 million in 2006 from $3.9 million in 2005, reflecting an increase in the costs relating to our products, which was partially offset by a slight decrease in the costs relating to our services. Cost of revenues relating to our products increased by 144.1% to $4.7 million in 2006 from $1.9 million in 2005, primarily due to an increase in raw material costs and personnel and related costs as the number of smart cards sold by us increased significantly during the period. Cost of revenues relating to our services slightly decreased by 5.5% to $1.9 million in 2006 from $2.0 million in 2005, primarily due to a decrease in the proportion of our service revenues derived from head-end system integration services.

Cost of revenues as a percentage of net revenues decreased to 21.7% in 2006 from 29.8% in 2005, primarily driven by the increase, as a percentage of net revenues, in the revenues from the sales of our higher-margin products such as smart cards. This decrease of cost of revenues as a percentage of net revenues from 2005 to 2006 was also due to declining unit costs of some raw materials during the period as well as increased operating efficiency due to economies of scale. The average unit cost of our smart cards decreased by approximately 10.8% in U.S. dollar terms from 2005 to 2006, primarily due to a decrease in the price of computer chips.

Gross Profit and Gross Margin. Gross profit increased by 159.0% to $23.8 million in 2006 from $9.2 million in 2005. Our gross margin increased to 78.3% in 2006 from 70.2% in 2005.

Operating Expenses. Our operating expenses consist of research and development expenses, selling and marketing expenses and general and administrative expenses. Our operating expenses increased by 38.3% to $5.3 million in 2006 from $3.8 million in 2005, primarily due to an increase in the average number of our employees to 228 in 2006 from 188 in 2005 and the expansion of our operations. Operating expenses, as a percentage of net revenues, decreased to 17.4% in 2006 from 29.3% in 2005, primarily reflecting increased operating efficiency due to our achieving economies of scale.

Research and Development Expenses. Our research and development expenses increased by 22.2% to $2.2 million in 2006 from $1.8 million in 2005. This increase was primarily attributable to a $0.5 million increase in the compensation and benefits expenses, reflecting an increase in the average number of our research and development staff to 145 in 2006 from 87 in 2005, which was partially offset by a $0.2 million decrease in depreciation expenses. Our research and development expenses, as a percentage of net revenues, decreased to 7.3% in 2006 from 13.9% in 2005.

Selling and Marketing Expenses. Our selling and marketing expenses increased by 39.1% to $1.8 million in 2006 from $1.3 million in 2005. This increase was primarily attributable to a $0.3 million increase in the compensation and benefits expenses, reflecting a larger amount of performance-based incentive payments to our sales and marketing staff in 2006. Our selling and marketing expenses, as a percentage of net revenues, decreased to 6.1% in 2006 from 10.1% in 2005.

General and Administrative Expenses. Our general and administrative expenses increased by 79.5% to $1.2 million in 2006 from $0.7 million in 2005. This increase was primarily attributable to a $0.3 million increase in professional advisory fees and, to a lesser extent, a $0.1 million increase in compensation and benefits expenses for our general and administrative staff, reflecting a slight increase in number of employees in this function, and a $0.2 million in allowance for doubtful accounts in 2006. Our general and administrative expenses, as a percentage of net revenues, slightly decreased to 4.0% in 2006 from 5.2% in 2005.

Income from Operations. As a result of the foregoing factors, our income from operations increased by 245.4% from $5.4 million in 2005 to $18.5 million in 2006.

Other Income (Expenses). We had other expenses of $5.1 million in 2006, compared to other income of $0.1 million in 2005. Our other expenses in 2006 consisted primarily of the change in the fair value of the warrant held by SAIF in the amount of $5.4 million, which was partially offset by interest income of $0.3 million on our bank deposits. Our other income in 2005 consisted primarily of interest income on our bank deposits.

Net Income. As a result of the foregoing factors and taking into account $0.4 million and $1.0 million in net income attributable to minority interest in 2006 and 2005, respectively, net income increased by 185.9% to $13.0 million in 2006 from $4.5 million in 2005, while net margin increased to 42.8% in 2006 from 34.7% in 2005.

Taking into account a cash dividend of $5.7 million to our Series A preferred shareholder in 2006, our net income attributable to holders of ordinary shares was $7.3 million in 2006, compared to $4.5 million in 2005.

B. Liquidity and Capital Resources

Liquidity

	Years ended December 31,
	2005	2006	2007
	(In thousands)
Cash and cash equivalents	$8,272	$21,137	$228,958
Net cash provided by operating activities	5,933	21,090	33,838
Net cash used in investing activities	(3,065)	(1,408)	(19,263)
Net cash provided by/(used in) financing activities	$3	$(7,273)	$192,030

Operating Activities. Net cash provided by/(used in) operating activities primarily consists of net income (loss), as adjusted for minority interest, depreciation and amortization, share-based compensation expense, change in fair value of the warrant, allowance for doubtful accounts, inventories, pre-paid expenses and other current assets, accounts receivable, deferred costs, amounts due from related parties, income tax payable, accounts payable, accrued expenses and other current liabilities and deferred revenues.

Net cash provided by operating activities was $33.8 million in 2007, which was primarily derived from our net income of $33.8 million, adjusted to reflect an increase in the accrued expenses and other current liabilities by $2.5 million, the adding back of $1.3 million in non-cash share-based compensation charges and a $0.7 million increase in the income tax payable. Net income was partially offset by a $3.1 million increase in accounts receivable and a $2.0 million decrease in deferred revenues, and a $0.4 million decrease in accounts payable. The significant increase in accrued expenses and other current liability reflected the increase in the amounts of year-end bonus payable, tax payable and fees payable incurred during the preparation of our initial public offering. The significant increase in accounts receivable reflected the rapid growth of the sales of our smart cards as well as the increase in the balance of accounts receivable from major customers. The significant decrease during 2007 in deferred revenues reflects a decrease in pre-payments from customers for smart cards.

Net cash provided by operating activities was $21.1 million in 2006, which was primarily derived from our net income of $13.0 million, adjusted to reflect the adding back of a $5.4 million non-cash charge relating to the change in the fair value of the warrant held by SAIF and a $3.8 million increase in deferred revenue. Net income was partially offset by a $1.5 million increase in inventories, a $1.0 million increase in accounts receivable and a $0.8 million increase in pre-paid expenses and other current assets. The significant increase in deferred revenue during 2006 was primarily due to a significant increase in advances from customers accompanying the rapid growth of the sales of our smart cards in 2006.

Net cash provided by operating activities was $5.9 million in 2005, which was primarily derived from our net income of $4.5 million, adjusted to reflect the adding back of non-cash charges relating to $1.0 million in net income attributable to minority interest and $0.6 million in non-cash depreciation and amortization costs. These were partially offset by a $0.9 million increase in accounts receivable. In 2005, we started to allow more flexible payment terms with respect to sales to major customers, which contributed to the increase in accounts receivable.

Investing Activities. Investing activities primarily include purchases of property and equipment from time to time, long-term investment, placement of bank deposits maturing more than three months, restricted cash and historically also included the acquisitions of assets and businesses from N-T Information Engineering.

Net cash used in investing activities was $19.3 million in 2007, reflecting $17.1 million in bank deposits maturing over three months, a $1.5 million one-year term loan extended to N-T Information Engineering in April 2007, $1.2 million used for purchase of property and equipment, $0.6 million in restricted cash, $0.4 million used for capital contribution to a joint venture company with Jiangsu Qingda Technology Co. Limited and purchase from N-T Information Engineering of its 51% equity interest Guokai, which were partially offset by a $1.5 million refund received from N-T Information Engineering, resulting from the downward adjustment to the price paid by us to purchase its set-top box business.

Net cash used in investing activities was $1.4 million in 2006, primarily consisting of $3.8 million used for the acquisition of the set-top box design business from N-T Information Engineering, which was partially offset by a $2.0 million refund to us of the purchase price relating to an abandoned acquisition of certain equity interests in a start-up company through N-T Information Engineering and the repayment to us of a $0.7 million loan by N-T Information Engineering.

Net cash used in investing activities was $3.1 million in 2005, primarily consisting of $2.0 million paid to N-T Information Engineering relating to a then-proposed acquisition of certain equity interests in a start-up company and a $0.7 million loan to N-T Information Engineering.

Financing Activities. Cash used in financing activities primarily consists of dividend payments, and cash provided by financing activities primarily consists of proceeds of issuance of ordinary shares, proceeds from the issuance of Series A preferred shares and the warrant to SAIF, capital contributions by equity shareholders and proceeds from the exercise of the warrant by SAIF.

Net cash provided by financing activities was $192.0 million in 2007, consisting of $220.8 million of proceeds we received from the issuance of ordinary shares in our initial public offering, which were offset by $17.5 million of costs and expenses incurred relating to our initial public offering and $11.3 million in dividends paid to our ordinary and preferred shareholders.

Net cash used in financing activities was $7.3 million in 2006, primarily consisting of $10.0 million used for dividend payments to both our preferred and ordinary shareholders, partially offset by $2.1 million in proceeds from the exercise of the warrant by SAIF to purchase additional Series A preferred shares from us and an aggregate of $0.6 million in a capital injection from N-T Information Engineering and SAIF through Ms. Li Yang, who at that time was a shareholder of N-S Digital TV.

We had no material financing activities in 2005.

Pursuant to relevant PRC laws and regulations applicable to our subsidiary and variable interest entity in the PRC, these entities are required to make appropriations from net income as determined in accordance with PRC GAAP to non-distributable reserves, also referred to as “statutory common reserves,” which included a statutory surplus reserve and a statutory welfare reserve as of December 31, 2005. According to the revised PRC Company law which took effect on January 1, 2006, our subsidiaries and variable interest entity in the PRC are no longer required to make appropriations to the statutory welfare reserve, but appropriations to the statutory surplus reserve are still required to be made at the rate of 10% of profits after tax as determined under PRC GAAP until the balance of such reserve fund reaches 50% of the entities’ registered capital.

Our subsidiaries and our variable interest entity in the PRC may, upon a resolution passed by their respective shareholders, convert the statutory surplus reserve into capital. The statutory welfare reserve was used for the collective welfare of the employees of each of the subsidiaries and the variable interest entity. These reserves represent appropriations of retained earnings determined according to PRC law and may not be distributed. There were no appropriations to reserves other than to those of our subsidiaries and our variable interest entity in the PRC during any of the periods presented. However, as a result of these laws, approximately $2.4 million and $5.7 million of our retained earnings was not available for distribution as of each of December 31, 2006 and December 31, 2007, respectively.

Capital Expenditures

In 2007, 2006 and 2005, our capital expenditures totaled $1.2 million, $4.1 million and $0.3 million, respectively. Our capital expenditures in 2005 and 2006 primarily consisted of acquisitions of the smart card and CA systems business and the set-top box design business from N-T Information Engineering and purchases of equipment. Our capital expenditures in 2007 mainly related to purchases of equipment.

We believe that our current levels of cash and cash equivalents, which include the net proceeds from our initial public offering, and cash flows from operations in the near future, will be sufficient to meet our anticipated capital expenditure and other cash needs for at least the next 12 months. However, we may need additional cash resources in the future if we experience changed business conditions or other developments. We also may need additional cash resources in the future if we find and wish to pursue opportunities for investment, acquisition, strategic cooperation or other similar actions. If we ever determine that our cash requirements exceed our amounts of cash and cash equivalents on hand, we may seek to issue debt or equity securities or obtain a credit facility. Any issuance of equity securities could cause dilution for our shareholders. Any incurrence of indebtedness could increase our debt service obligations and cause us to be subject to restrictive operating and finance covenants. It is possible that, when we need additional cash resources, financing will be available to us only in amounts or on terms that would not be acceptable to us or financing will not be available at all.

C. Research and Development, Patents and Licenses, etc.

See “Item 4. Information on the Company—B. Business Overview—Research and Development” for information relating to our research and development.

See “Item 4. Information on the Company—B. Business Overview—Intellectual Property” for information relating to our intellectual property.

D. Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2005 to December 31, 2007 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

E. Off-Balance Sheet Arrangements

We have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third parties. We have not entered into any derivative contracts that are indexed to our shares and classified as shareholders’ equity or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or research and development services with us.

F. Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations as of December 31, 2007:

	Contractual Obligations
	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years	Total
	(In thousands)
Operating lease obligations(1)	$590	$143	—	—	$733
Purchase obligations	2,775	—	—	—	2,775
Total	$3,365	$143	—	—	$3,508

(1) Operating leases generally relate to the lease of our office premises.

Item 6. Directors, Senior Management and Employees

A. Directors and Senior Management

The following table sets forth certain information concerning our directors and executive officers as of May 31, 2008.

Name	Age	Position
Zengxiang LU	37	Chairman and Chief Strategy Officer
Jianhua ZHU	38	Director and Chief Executive Officer
Andrew Y. YAN	50	Director
Hua GUO	42	Director
James Hsiang Ming HO	48	Director
Louis T. HSIEH	42	Independent Director
Gongquan WANG	46	Independent Director
Liang XU	33	Chief Financial Officer
Dong LI	36	Chief Marketing Officer
Jian HAN	34	Chief Technology Officer
Huiqing CHEN	35	Chief Administrative Officer

Zengxiang LU, one of our founders, has served as the chairman of our board of directors and chief strategy officer since December 2006 and has been a board member since 2004. He was chief executive officer from 2004 until December 2006.  Dr. Lu was also the director of the Guangdong Digital Media Research Institute from 2005 until 2007. Dr. Lu worked on the development of CA systems at Tsinghua Tongfang from 1999 to August 2001. He was deputy general manager of N-T Information Engineering from August 2001 until 2004, and has served on the board of N-T Information Engineering since 1998. Dr. Lu holds a bachelor’s degree in automation and a Ph.D. in signal processing from Tsinghua University.

Jianhua ZHU, one of our founders, has served as chief executive officer of our company since December 2006 and has been a director since 2004. He was chairman of our board of directors from 2004 until December 2006. From 2001 until 2004, Mr. Zhu was general manager of N-T Information Engineering. From 1998 until 2001, he was deputy general manager of N-T Information Engineering. He has also been the supervisor of N-T Information Engineering since 2006. Mr. Zhu has been the executive director of the Guangdong Digital Media Research Institute since 2005. He worked at the China Technology Import and Export Corp. from 1994 until 1997. Mr. Zhu holds bachelor’s and master’s degrees in precision instrumentation from Tsinghua University.

Andrew Y. YAN has been a director of our company since 2004. He is currently the executive managing director of SAIF Advisors Ltd., an advisory company for SOFTBANK Inc., which is the management company of SB Asia Infrastructure Fund L.P. Mr. Yan is also currently the managing partner of SAIF Partners III L.P. and SB Asia Investment Fund II L.P. Mr. Yan was a managing director and the head of the Hong Kong office of Emerging Markets Partnership, the principal advisor to AIG Asian Infrastructure Funds. Mr. Yan was elected “Venture Capitalist of the Year” in 2004 and “Top-Ten Venture Investors in 2005” by the China Venture Capital Association. Mr. Yan currently is a director of Acorn International, Inc., China Resources Land, China Oilfield Services Ltd., Stone Group Holdings Ltd. and certain other PRC-based companies. Mr. Yan holds a master of arts degree from both Princeton University and Peking University and a bachelor’s degree in engineering from Nanjing Aeronautic Institute.

Hua GUO has been a director of our company since 2006. Mr. Guo has been the general manager of N-T Information Engineering since 2006. Mr. Guo was the general manager of Dongguan Huarong Science and Technology Company from 2004 to 2005 and the general manager of Shenzhen Houde Investment Company from 2002 to 2003. He was the assistant to the president of the Research Institute of Tsinghua University in Shenzhen from 1998 to 2002. Mr. Guo received a bachelor’s degree in economics from Jiangxi Finance and Economic University and a master’s degree in finance from People’s University of China.

James Hsiang Ming HO has been a director of our company since November 2006. Mr. Ho is a vice president of Capital International, Inc., responsible for private equity in Asia. Prior to joining Capital International, Inc. in 1996, Mr. Ho was vice president of global equity investments at the Bank of America in Hong Kong. Mr. Ho has been a director of Pacific Textiles Holdings, Ltd., a Hong Kong-listed company, since December 2004 and was a director of On*Media Corporation, a South Korea-listed company, from June 2000 to March 2007. He received a bachelor’s degree in economics from the National Taiwan University and an MBA from the Wharton School of Business at the University of Pennsylvania.

Louis T. HSIEH has been an independent director of our company since October 2007. Mr. Hsieh is the chief financial officer and a member of the board of directors of New Oriental Education & Technology Group (NYSE: EDU). He also serves as an independent director of LDK Solar (NYSE: LDK) and of Perfect World Co., Ltd. (NASDAQ: PWRD). From April 2004 until he joined New Oriental in 2005, Mr. Hsieh was the chief financial officer of ARIO Data Networks, Inc. in San Jose, California. Mr. Hsieh was a managing director for the private equity firm Darby Asia Investors (HK) Limited from 2002 to 2003. From 2000 to 2002, he was managing director and Asia-Pacific tech/media/telecoms head of UBS Capital Asia Pacific, the private equity division of UBS AG. From 1997 to 2000, Mr. Hsieh was a technology investment banker at JP Morgan in San Francisco, California, where he was a vice president, and Credit Suisse First Boston in Palo Alto, California, where he was an associate. From 1990 to 1996, Mr. Hsieh was a corporate and securities attorney at White & Case LLP in Los Angeles and he is a member of the California bar. He holds a bachelor’s degree in engineering from Stanford University, an MBA from the Harvard Business School and a J.D. degree from the University of California at Berkeley.

Gongquan WANG has been an independent director of our company since November 2007. Mr. Wang built and managed CDH Venture Partners from its inception in 2005. Prior to that, he was a general partner with IDG Technology Venture Investment, Inc. from 1999 to 2005, where Mr. Wang was responsible for overseeing the operational management of the portfolio companies of the firm’s various funds and also had an investment role. In 1991, he co-founded Vantone Industry Group, one of China’s leading real estate developers, which he managed from 1991 to 1995, serving in various capacities, including president, vice chairman of the board, honorary chairman of the board, and managing director. Mr. Wang is currently a director of Qihoo Technology Company Limited and CDG Holdings Limited, and was previously a director of China EDU, China Civilink, China Finance Online and 3721.com. Mr. Wang received a bachelor’s degree from Jilin University.

Liang XU has served as the chief financial officer of our company since November 2006. Mr. Xu was assistant vice president of CDH Venture Partners from 2005 to 2006. He was strategic program manager of Intel (China) Ltd. from 2004 to 2005, and senior financial analyst at Intel (China) Ltd. from 2003 to 2004. He was deputy head of the sales and marketing department at N-T Information Engineering from 1998 to 2001. Mr. Xu holds bachelor’s degrees in economics and English from Tsinghua University and an MBA from the Harvard Business School.

Dong LI has served as the chief marketing officer of our company since our establishment in 2004. From 2001 to 2004, he was the assistant to the general manager and chief marketing officer of N-T Information Engineering. He previously worked at China Technology Import and Export Corp. Mr. Li holds a bachelor’s degree in materials science and technology from Tsinghua University.

Jian HAN has served as the chief technology officer of our company since our establishment. From 2001 until joining our company, Dr. Han was chief technology officer at N-T Information Engineering. From 2000 to 2001, he was the digital broadcasting center project manager working on the development of CA systems at the Tsinghua Novel-Tongfang Research and Development Center. From 1999 to 2000, he was an associate researcher at the Microsoft China Research Institute. Dr. Han holds a Ph.D. in engineering and dual bachelor’s degrees in automation and mechanical engineering from Tsinghua University.

Huiqing CHEN has served as the chief administrative officer of our company since our establishment in 2004, and is responsible for administrative affairs and human resources management. From 1998 until 2004, she was manager of the general manager’s office at N-T Information Engineering. Ms. Chen holds a master’s degree in biochemical engineering from Tsinghua University.

There is no family relationship among any of our directors or executive officers. There is no shareholding qualification for directors.

According to our Second Amended and Restated Memorandum and Articles of Association, which were approved by our shareholders on September 13, 2007 and took effect upon the completion of our initial public offering, the number of our directors shall be determined by our board and shall not be fewer than five or more than eleven. Our board has agreed to comply with the corporate governance requirements of the New York Stock Exchange, pursuant to which we must have at least two independent directors as of 90 days from the completion of our initial public offering and a majority of independent directors as of one year from the completion of our initial public offering. We may increase the number of our directors from the current seven in order to comply with these requirements.

B. Compensation of Directors and Senior Officers

Our executive officers receive compensation in the form of salaries, annual bonuses and share options. Some of our non-executive directors and our independent director, Mr. Louis T. Hsieh, have received compensation in the form of share options. We do not provide any benefits to our non-executive directors upon retirement. In 2007, the aggregate cash compensation to our executive officers and directors was $0.6 million.

Stock Options

Our Amended and Restated China Digital TV Holding Co., Ltd. 2005 Stock Incentive Plan, or the 2005 Plan, and China Digital TV Holding Co., Ltd. 2008 Stock Incentive Plan, or the 2008 Plan, are intended to provide incentives to our directors, officers and employees as well as consultants and advisers of our company and its present or future parent company or subsidiaries, or the related corporations.

The Amended and Restated 2005 Stock Incentive Plan

The 2005 Stock Incentive Plan was adopted by the board of directors of CDTV BVI on February 3, 2005 and the Amended and Restated 2005 Stock Incentive Plan was adopted by our board of directors and approved by our shareholders on September 13, 2007 to amend and restate the 2005 Stock Incentive Plan. In 2005, CDTV BVI was the ultimate holding company of our business. As a result of our restructuring in May 2007, CDTV BVI became our wholly owned subsidiary and the options already granted under the 2005 Stock Incentive Plan were converted to options for the ordinary shares of our company. Pursuant to the 2005 Plan, we may issue stock options, stock appreciation rights, stock bonuses, restricted stock, performance stock, stock units, phantom stock, dividend equivalents or similar rights to purchase or acquire shares.

We reserved a total of 4,444,440 ordinary shares for issuance under the 2005 Plan, subject to any adjustments as contemplated by the plan. We granted stock options to purchase 2,971,942, 543,674 and 620,212 ordinary shares pursuant to the 2005 Stock Incentive Plan on February 3, 2005, September 22, 2006 and December 5, 2006, respectively, of which options to purchase 258,399 ordinary shares were subsequently forfeited. Options to purchase 3,877,429 ordinary shares remained outstanding as of December 31, 2007.

With respect to the stock options that we granted on February 3, 2005, two vesting schedules apply. The first vesting schedule is as follows: 50% vest at the end of the six-month period after the award date, and the remaining 50% vest in 42 equal monthly installments, beginning from the end of the six-month period after the award date. The second vesting schedule is as follows: 25% vest on the first anniversary of the award date and the remaining 75% vest in 36 substantially equal monthly installments, beginning on the last day of the month following the month in which the first anniversary of the award date occurs. The exercise price for all stock options granted on this date is $0.543 per share.

With respect to the stock options that we granted on April 13, 2006, the vesting schedule is as follows: 50% vest at the end of the six-month period after the award date, and the remaining 50% vest in 42 equal monthly installments, beginning from the end of the six-month period after the award date. The exercise price for all stock options granted on this date is $0.543 per share.

With respect to the stock options that we granted on September 22, 2006, the vesting schedule is as follows: 25% vest on the first anniversary of the award date and the remaining 75% vest in 36 substantially equal monthly installments, beginning on the last day of the month following the month in which the first anniversary of the award date occurs. The exercise price is $1.771 per share.

With respect to the stock options that we granted on December 5, 2006, with the exception of stock options that we granted to one of our executive officers, the vesting schedule is as follows: 25% vest on the first anniversary of the award date, and the remaining 75% vest in 36 substantially equal monthly installments, beginning on the last day of the month following the month in which the first anniversary of the award date occurs. The executive officer’s stock options vest according to the following schedule: 25% of 320,000 options vest upon the closing of our initial public offering, provided that such closing occurs within three years from the award date; 75% of 320,000 options vest in 36 substantially equal monthly installments, with the first installment vesting on the last day of the month following the month in which the executive officer took office; and 32,000 options vest upon the achievement of certain financial targets. The exercise price for all stock options granted on this date is $4.172.

Our board of directors administers the 2005 Plan and has wide discretion in determining who will receive awards, the type and timing of awards, the vesting schedule and other terms and conditions of the awards, including the exercise price of stock option grants. Generally, if an outstanding stock option grant made under the 2005 Plan has not vested by the date of termination of the recipient’s employment with us, no further installments of the recipient’s grant will become exercisable following the date of termination of employment, and the recipient will have 30 days from such date to exercise any stock options that had already vested but not yet been exercised. If any ordinary shares subject to a restricted stock award remain subject to restrictions by the date of termination of employment, no additional ordinary shares will vest following the date of termination of employment.

Our board of directors may amend or terminate the 2005 Plan at any time, provided, however, that our board of directors must seek the recipients’ approval with respect to any amendment or termination that would adversely affect the rights of such recipients under any award already made. Without further action by our board of directors, the 2005 Plan will terminate on February 2, 2015.

The following table sets forth information on stock options that have been granted and were outstanding as of May 31, 2008 pursuant to the 2005 Plan:

Name of Directors and Executive Officers	Number of Ordinary Shares to Be Issued Upon Exercise of Options	Exercise Price per Ordinary Share	Date of Grant	Date of Expiration
Andrew Y. YAN	114,584	$0.543	February 3, 2005	February 2, 2015
Liang XU	352,000	$4.172	December 5, 2006	December 4, 2016
Dong LI	195,560	$0.543	February 3, 2005	February 2, 2015
Jian HAN	171,120	$0.543	February 3, 2005	February 2, 2015
Huiqing CHEN	122,222	$0.543	February 3, 2005	February 2, 2015
Other grantees (comprising 67 individuals)	2,126,724	$0.543	February 3, 2005	February 2, 2015
Other grantees (comprising 52 individuals)	538,562	$1.771	September 22, 2006	September 21, 2015
Other grantees (comprising 24 individuals)	256,657	$4.172	December 5, 2006	December 4, 2016
Total	3,877,429

In addition to the options granted pursuant to the 2005 Plan, on May 15, 2007 we granted options to purchase 40,000 ordinary shares to Mr. Louis T. Hsieh, who became an independent director of our company upon the completion of our initial public offering, at an exercise price of $4.172 per share.

2008 Stock Incentive Plan

The 2008 Plan was adopted by our board of directors and approved by our shareholders on September 13, 2007. Pursuant to the 2008 Plan, we may issue stock options, stock appreciation rights, stock bonuses, restricted stock and restricted stock units, performance stock, stock units, phantom stock, dividend equivalents or similar rights to purchase or acquire shares.

We reserved a total of 1,200,000 ordinary shares for issuance under the 2008 Plan, subject to any adjustments as contemplated by the plan. The plan also provides for an annual increase, beginning in 2009, in the number of ordinary shares that may be delivered pursuant to awards under the plan, amounting to 2% of our issued and outstanding shares as of the first business day of the relevant calendar year. The maximum number of shares subject to awards that may be granted during any single calendar year is such number as equals 2% of our issued and outstanding shares as of the first business day of that calendar year. As of the date of this annual report, no awards have been granted under the 2008 Plan.

C. Board Practices

General

The functions and powers of our board of directors include, among others:

•	convening shareholders’ annual general meetings and reporting its work to shareholders at such meetings;

•	implementing shareholders’ resolutions;

•	determining our business plans and investment proposals;

•	declaring dividends and distributions;

•	exercising the borrowing powers of our company and mortgaging the property of our company;

•	approving the transfer of shares of our company, including the registering of such shares in our share register; and

•	exercising any other powers conferred by the shareholders’ meetings or under our Second Amended and Restated Memorandum and Articles of Association.

Terms of Directors

Our Second Amended and Restated Memorandum and Articles of Association provide for three classes of directors, each with three-year terms. As part of the process of setting up the classified board, however, the term of the Class I directors, who are Dr. Zengxiang Lu, Mr. Jianhua Zhu and Mr. Andrew Y. Yan, will expire upon the annual general meeting of shareholders to be held in 2008; the term of the Class II directors, who are Mr. Hua Guo, Mr. James Hsiang Ming Ho and Mr. Louis T. Hsieh, will expire upon the annual general meeting of shareholders to be held in 2009; and the term of the Class III directors, who are Mr. Gongquan Wang and other independent directors who are to be appointed by our board in order to comply with the rules of the U.S. Securities and Exchange Commission, or the SEC, and of the New York Stock Exchange, will expire upon the annual general meeting of shareholders to be held in 2010.

Employment Agreements

We have entered into five-year employment agreements with each of our executive officers. Under these agreements, we may terminate an executive officer’s employment for cause at any time, without notice or remuneration, for certain acts of the executive officer, including but not limited to material acts of fraud, material violations of our terms of employment, material dereliction of duty or engaging in graft to the material harm of the company. An executive officer may terminate employment if a government regulatory agency determines that working conditions are extremely deficient and injurious to health, if the executive has been subject to violence, threats or illegal constraints upon his liberty, or if we have failed to pay compensation on time. We and each executive officer may also decide to terminate such executive officer’s employment for other reasons or no reason after providing written notice at least 30 days in advance and after we have made arrangements for a successor. Our employment agreements do not provide any benefits to any of our executive officers upon termination.

Each executive officer who has executed an employment agreement with us has agreed to hold in confidence and not to use, both during and after such executive officer’s term of employment, any of our confidential information, including but not limited to information relating to important company policies, technological secrets, commercial secrets, company processes and any intellectual property discovered, invented or created by such executive officer during his or her term of employment. In addition, each of our executive officers has agreed to give us full rights to any work-related patents, inventions or achievements.

Each executive officer also has agreed that for one year after terminating employment with us, such executive officer will not, without our consent, accept employment by any of our competitors or engage in any activities that, directly or indirectly, compete with us. In addition, each executive officer has agreed that he or she will not, without our consent, induce any of our employees to terminate employment with us.

Board Committees

To enhance our corporate governance, our board of directors established three board committees: an audit committee, a nominations committee and a compensation committee.

Audit Committee

Our audit committee will be responsible for, among other things:

•
recommending to our shareholders, if appropriate, the annual re-appointment of our independent auditors and pre-approving all audit and non-audit services permitted to be performed by our independent auditors;

•	annually reviewing with our independent auditors any audit problems or difficulties and management’s response;

•	reviewing and approving all proposed related-party transactions, as defined in Item 404 of Regulation S-K promulgated by the SEC;

•	discussing the annual audited financial statements with management and our independent auditors;

•	discussing with management and the independent auditors major issues regarding accounting principles and financial statement presentations;

•	reviewing major issues as to the adequacy of our internal controls and any special audit steps adopted in light of material control deficiencies;

•	discussing policies with respect to risk assessment and risk management;

•
timely reviewing reports from the independent auditors regarding all critical accounting policies and practices to be used by our company, all alternative treatments of financial information within U.S. GAAP that have been discussed with management and all other material written communications between the independent auditors and management;

•
establishing procedures for the receipt, retention and treatment of complaints received by us regarding accounting, internal accounting controls or auditing matters, and for the confidential, anonymous submission by our employees of concerns regarding questionable accounting or auditing matters;

•	annually reviewing and reassessing the adequacy of our audit committee charter;

•	meeting separately and periodically with management and our internal and independent auditors; and

•	reporting regularly to our board of directors.

Our audit committee currently consists of Mr. Louis T. Hsieh, Mr. Gongquan Wang and Mr. Andrew Y. Yan, and has a formal written charter that sets forth its duties and powers. Our board has determined that each of Mr. Louis T. Hsieh and Mr. Gongquan Wang qualifies as an “independent” director under the rules of the SEC and the New York Stock Exchange. Our audit committee will consist solely of independent directors within one year of the completion of our initial public offering. Our board also has determined that Mr. Louis T. Hsieh qualifies as an audit committee financial expert within the meaning of the rules of the SEC. Our audit committee meets at least once each quarter.

Corporate Governance and Nominations Committee

Our corporate governance and nominations committee consists of Mr. Louis T. Hsieh, Mr. Jianhua Zhu, Mr. Gongquan Wang and Mr. James Hsiang Ming Ho, and has a formal written charter that sets forth its duties and powers. It is intended that our corporate governance and nominations committee will consist solely of independent directors within one year of the completion of our initial public offering. Our corporate governance and nominations committee is responsible for identifying individuals qualified to become members of our board of directors and recommending them to our board for nomination. Our corporate governance and nominations committee is also responsible for implementing our Code of Business Conduct and Ethics.

Compensation Committee

Our compensation committee currently consists of Mr. Louis T. Hsieh, Mr. James Hsiang Ming Ho and Mr. Andrew Y. Yan, and has a formal written charter that sets forth its duties and powers. It is intended that our compensation committee will consist solely of independent directors within one year of the completion of our initial public offering. Our compensation committee assists the board in reviewing and approving our compensation structure, including all forms of compensation relating to our directors and executive officers, and administering our stock incentive plans.

D. Employees

See “Item 4. Information on the Company—B. Business Overview—Employees.”

E. Share Ownership

Under U.S. securities law, a person is deemed to be a “beneficial owner” of a security if that person has or shares “voting power,” which includes the power to vote or to direct the voting of such security, or “investment power,” which includes the power to dispose of or to direct the disposition of such security. A person is also deemed to be the beneficial owner of any securities of which that person has a right to acquire beneficial ownership within 60 days. Under these rules, more than one person may be deemed a beneficial owner of securities as to which such person has no economic interest.

The following table sets forth certain information with respect to the directors, officers and each of the persons known to us who own beneficially 5% or more of our ordinary shares as of May 31, 2008. The number of ordinary shares outstanding in calculating the percentages for each listed person includes the ordinary shares underlying share options held by such person. The percentage of beneficial ownership of each listed person is based on 57,374,049 ordinary shares outstanding (excluding the 1,922,883 ordinary shares that were issued and held for the Company’s account in preparation for exercise of share options by option holders under our employee stock incentive plans), as well as the ordinary shares underlying share options exercisable by such person within 60 days of May 31, 2008.

	Shares beneficially owned
	Number	Percent
Directors and Executive Officers
Zengxiang LU(1)	5,709,416	10.0%
Jianhua ZHU(2)	5,709,416	10.0%
Hua GUO(3)	2,400,416	4.2%
James Hsiang Ming HO	—	—
Andrew Y. YAN(4)	*	*
Louis T. Hsieh(5)	*	*
Gongquan Wang	—	—
Liang XU(6)	*	*
Dong LI(7)	*	*
Jian HAN(8)	*	*
Huiqing CHEN(9)	*	*

Directors and executive officers as a group(10)	11,279,127	19.7%

Principal Shareholders
Yuk Shing WONG(11)	4,800,832	8.4%
China Capital(12)	12,002,080	20.9%
China Cast(13)	3,309,000	5.8%
Capital Funds(14)	12,000,000	20.9%
SAIF(15)	9,496,932	16.6%

*	Upon exercise of all share options exercisable within 60 days of May 31, 2008, would beneficially own less than 1% of our ordinary shares.

(1)
Represents 20% of the 12,002,080 ordinary shares held by China Capital and 100% of the 3,309,000 ordinary shares held by China Cast. Dr. Zengxiang Lu, together with Mr. Jianhua Zhu, exercises investment and voting powers over these shares held by China Cast. Dr. Lu owns 20% of the equity interest of China Capital. He owns 50% of the equity interest of China Cast and disclaims beneficial ownership of those shares held by China Cast except to the extent of his pecuniary interest therein.

(2)
Represents 20% of the 12,002,080 ordinary shares held by China Capital and 100% of the 3,309,000 ordinary shares held by China Cast. Mr. Jianhua Zhu, together with Dr. Zengxiang Lu, exercises investment and voting powers over these shares held by China Cast. Mr. Zhu owns 20% of the equity interest of China Capital. He owns 50% of the equity interest of China Cast and disclaims beneficial ownership of those shares held by China Cast except to the extent of his pecuniary interest therein.

(3)	Represents 20% of the 12,002,080 ordinary shares held by China Capital. Mr. Hua Guo owns 20% of the equity interest of China Capital.

(4)	Represents ordinary shares issuable upon exercise of options held by Mr. Yan.

(5)	Represents ordinary shares issuable upon exercise of options held by Mr. Hsieh.

(6)	Represents ordinary shares issuable upon exercise of options held by Mr. Xu.

(7)	Represents the sum of ordinary shares issuable upon exercise of options held by Mr. Li.

(8)	Represents the sum of ordinary shares issuable upon exercise of options held by Mr. Han.

(9)	Represents ordinary shares issuable upon exercise of options held by Ms. Chen.

(10)
Represents 60% of the 12,002,080 ordinary shares held by China Capital (each of Dr. Lu, Mr. Zhu and Mr. Guo owns 20% of the equity interest of China Capital), 100% of the 3,309,000 ordinary shares held by China Cast (Dr. Lu and Mr. Zhu jointly exercise investment and voting powers over the shares held by China Cast), and ordinary shares issuable upon exercise of options held by Mr. Yan, Mr. Hsieh, Mr. Xu, Mr. Li, Mr. Han and Ms. Chen.

(11)	Represents 40% of the 12,002,080 ordinary shares held by China Capital. Mr. Yuk Shing Wong owns 40% of the equity interest of China Capital.

(12)
The equity interests of China Capital are held as follows: 20% by Dr. Zengxiang Lu, 20% by Mr. Jianhua Zhu, 20% by Mr. Hua Guo and 40% by Mr. Yuk Shing Wong. Each of Dr. Lu, Mr. Zhu, Mr. Guo and Mr. Wong disclaims beneficial ownership of these shares held by China Capital except to the extent of his pecuniary interest therein. China Capital is a British Virgin Islands company and its address is: c/o Morgan & Morgan Trust Corporation Ltd., Pasea Estate, P.O. Box 3149, Road Town, Tortola, British Virgin Islands.

(13)
Each of Dr. Zengxiang Lu and Mr. Jianhua Zhu owns 50% of the equity interests of China Cast Investment Holdings Limited, or China Cast, and they collectively exercise investment and voting power over the shares held by China Cast. Dr. Lu and Mr. Zhu hold the equity interests of China Cast on behalf of themselves and in trust for certain employees of our company. Each of Dr. Lu and Mr. Zhu disclaims beneficial ownership of these shares held by China Cast except to the extent of his pecuniary interest therein. China Cast is a British Virgin Islands company and its address is: c/o Morgan & Morgan Trust Corporation Ltd., Pasea Estate, P.O. Box 3149, Road Town, Tortola, British Virgin Islands.

(14)
Includes 11,613,600 and 386,400 ordinary shares held by Capital International Private Equity Fund IV, L.P. and CGPE IV, L.P., respectively. Each of Capital International Private Equity Fund IV, L.P. and CGPE IV, L.P. is a limited partnership established in the State of Delaware, the United States. The address of each of the Capital Funds is 6455 Irvine Center Drive, Irvine, California 92618, U.S.A. The general partner of Capital International Private Equity Fund IV, L.P. is Capital International Investments IV, L.P. The general partner of Capital International Investments IV, L.P. is Capital International Investments IV, LLC, which is also the general partner of CGPE IV, L.P. Capital International Inc. is the investment manager of Capital International Private Equity Fund IV, L.P. as well as the managing member of Capital International Investments IV, LLC. Capital International, Inc. is a wholly owned subsidiary of Capital Group International, Inc. and a wholly owned indirect subsidiary of The Capital Group Companies, Inc.

(15)
Represents ordinary shares issued to SAIF upon conversion of 8,600,000 Series A preferred shares held by SAIF. SAIF is a limited partnership organized in the Cayman Islands and has the following address: c/o Maples and Calder, Ugland House, P.O. Box 309, George Town, Grand Cayman, Cayman Islands. SOFTBANK Corporation is the sole shareholder of SB First Singapore Pte Ltd., which is a voting shareholder of Asia Infrastructure Investments Limited and exercises control with respect to Asia Infrastructure Investments Limited’s interest in SB Asia Pacific Investments Limited. Asia Infrastructure Investments Limited is the sole shareholder of SB Asia Pacific Investments Limited, the sole general partner of SB Asia Pacific Partners, L.P., which is the sole general partner of SAIF.

Item 7. Major Shareholders and Related Party Transactions

A. Major Shareholders

Please refer to “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

None of our major shareholders has voting rights different from those of our other shareholders. To the best of our knowledge, we are not directly or indirectly controlled by another corporation, by any foreign government or by any other natural or legal person severally or jointly.

We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

For information regarding our shares held or beneficially owned by persons in the United States, see “Item 9. The Offer and Listing—A. Offering and Listing Details—Market Price Information” in this annual report.

B. Related Party Transactions

Super TV and N-S Digital TV Arrangements

We operate our business in the PRC through N-S Digital TV, a PRC company owned by PRC citizens. We do not own any equity interest in N-S Digital TV. Through Super TV, our indirectly wholly owned subsidiary in the PRC, we have entered into a series of contractual arrangements with N-S Digital TV and its shareholders, including contracts relating to transfer of assets, supply of smart cards and related software products, provision of equipment and technical support and related services, technology development and licenses, and certain shareholder rights and corporate governance matters. In addition, N-S Digital TV and N-T Information Engineering have entered into certain agreements relating to transfer of assets, assignment of software copyrights and equity interests and trademark license.

The following is a summary of the material provisions of these agreements. For more complete information you should read these agreements in their entirety.

Transfer of Assets and Equity Interests and Trademark License

•
Asset Transfer Agreement, dated June 7, 2004, between N-S Digital TV and N-T Information Engineering. N-T Information Engineering transferred to N-S Digital TV assets and employees related to its smart card and digital television systems integration businesses (including assets and employees related to the design and delivery of systems integration products and services, software applications for CA systems, customer training and post-sale services) for an aggregate consideration of RMB10.6 million ($1.5 million). N-T Information Engineering covenanted not to engage in any business activities in the PRC or outside of the PRC that is directly or indirectly in competition with the business transferred to N-S Digital TV under this agreement.

•
Equity Transfer Agreement, dated June 7, 2004, between N-S Digital TV and N-T Information Engineering. N-T Information Engineering transferred to N-S Digital TV a 5% equity interest in Zhongshi Digital TV Technology Limited, or Zhongshi, for a consideration of RMB3.0 million ($0.4 million), subject to adjustment. In connection with this equity transfer, N-S Digital TV and N-T Information Engineering entered into an equity entrustment agreement, dated September 10, 2004, whereby N-T Information Engineering entrusted to N-S Digital TV the 5% equity interest acquired by N-S Digital TV, including shareholders’ voting rights over such equity interest, prior to the completion of the transfer of the title to such equity interest.

In addition, N-S Digital TV entered into an equity purchase entrustment agreement, dated April 1, 2005, with N-T Information Engineering to engage the latter to purchase an additional 25% equity interest in Zhongshi from a third party for N-S Digital TV’s benefits. This proposed transaction was abandoned subsequently and the total purchase consideration of RMB16.1 million ($2.2 million) paid through N-T Information Engineering was refunded to N-S Digital TV in 2006.

•
Asset Purchase Agreement, dated June 8, 2004, between N-S Digital TV and Super TV. N-S Digital TV transferred to Super TV the fixed assets relating to its digital television business for a purchase price of RMB5.7 million ($0.8 million).

•
Equity Transfer Agreement, dated August 4, 2006, between N-T Information Engineering and N-S Digital TV. N-T Information Engineering agreed to transfer to N-S Digital TV its 51% equity interest in Guokai for a consideration of RMB2.4 million ($0.3 million) which was subsequently reduced to RMB2.3 million ($0.3 million) by an agreement among N-S Digital TV, N-T Information Engineering and the other shareholder of Guokai. This transaction was approved by the relevant PRC governmental authorities and completed on July 27, 2007.

•
Asset Transfer Agreement, dated August 5, 2006, between N-T Information Engineering and N-S Digital TV, as amended on April 6, 2007. N-T Information Engineering transferred its set-top box-related assets and employees to N-S Digital TV for an initial purchase price of RMB29.4 million ($4.0 million). The initial purchase price is subject to an adjustment mechanism that will require N-T Information Engineering to refund to N-S Digital TV: (i) the difference between the initial purchase price and the first adjustment price, defined as ten times the total sales receipts during the period from August 1, 2006 through December 31, 2006 with respect to the transferred set-top box business, if such difference is a positive number; and (ii) the difference between the initial purchase price and the second adjustment price, defined as six times the net profit of the transferred set-top box business for the year ending December 31, 2007, if the initial purchase price is greater than the second adjustment price. The net profit of the transferred set-top box business for the year ending December 31, 2007 is required to be reviewed by a “big-four” accounting firm. As an adjustment to the initial purchase price, N-T Information Engineering refunded $1.5 million to N-S Digital TV in April 2007. In November 2007, N-S Digital TV waived the remaining amount that may be payable by N-T Information Engineering to Super TV under the adjustment mechanism. N-T Information Engineering covenanted not to engage in any business activities in the PRC or outside of the PRC that directly or indirectly is in competition with the business transferred to N-S Digital TV under this agreement.

•
Fixed-assets Transfer Agreement, dated March 28, 2007, between N-S Digital TV and Super TV. Super TV sold to N-S Digital TV certain fixed-assets relating to its digital television business for a cash consideration of RMB0.8 million ($0.1 million).

•
Trademark Licensing Agreement entered into between N-T Information Engineering and N-S Digital TV in March 2007. N-T Information Engineering granted N-S Digital TV a non-exclusive license to use certain trademarks free of charge. For details of this licensing agreement, see “Item 4. Information on the Company—B. Business Overview—Intellectual Property.”

Technical Support, Smart Cards and Software, Licenses and Equipment

•
Equipment Leasing Agreement, dated June 7, 2004, between N-S Digital TV and Super TV. Super TV leases to N-S Digital TV certain digital television business-related equipment for a monthly lease payment to be agreed by the parties on an arm’s-length basis. The aggregate lease payment payable for 2007 was nil. Without Super TV’s written consent, N-S Digital TV may not sublease such equipment to any other parties. The term of the lease is ten years, which may be renewed by the parties one month before this agreement expires without any significant change to the terms and conditions of the original agreement. This agreement was terminated in March 2007.

•
Technical Support and Related Services Agreement, dated June 7, 2004, between N-S Digital TV and Super TV. Super TV exclusively provides N-S Digital TV and/or its customers with technical support, technical training, personnel services relating to N-S Digital TV’s marketing activities and services relating to the maintenance and optimization for the products and software of N-S Digital TV’s customers at N-S Digital TV’s request. The fees for such technical support and services are determined by agreement of the parties on an arm’s-length basis based on the nature and quality of individual technical support and services provided and payable within five days after the delivery of the support and services or at any other time agreed to by the parties. The amount payable by N-S Digital TV to Super TV was RMB0.3 million ($0.04 million) in 2007, with respect to technical support and related services provided under this agreement. The term of this agreement is 15 years, which may be renewed by the parties one month before this agreement expires without any significant change to the terms and conditions of the original agreement.

•
Technology License Agreement, dated June 7, 2004, between N-S Digital TV and Super TV. N-S Digital TV granted Super TV, free of charge, an exclusive license to use certain software copyrights, patents, unpatentable technology and technical secrets relating to the digital television business that was transferred from N-T Information Engineering to N-S Digital TV. The term of the license is ten years.

•
Technology Development Agreement, dated June 7, 2004, between N-S Digital TV and Super TV. N-S Digital TV engaged Super TV to develop all technology required by N-S Digital TV or its customers. The fees payable by N-S Digital TV to Super TV under the agreement will be calculated according to the following formula:

“Price at which N-S Digital TV sells the technology products developed by Super TV multiplied by a set percentage multiplied by the quantity of the products sold.”

The initial set percentage was 80%, subject to adjustments based on the level of technical sophistication and difficulty of particular development tasks, as determined on an arm’s-length basis. N-S Digital TV paid Super TV RMB0.25 million ($0.03 million) in 2007 under this agreement. The term of the agreement is ten years.

•
Products and Software Purchase Agreement, dated June 7, 2004, between N-S Digital TV and Super TV. N-S Digital TV exclusively purchased from Super TV all the smart cards and related software products required for its CA systems. The purchase price was RMB65 ($9) for each smart card (including related software) and may be adjusted by agreement between the parties on an arm’s-length basis annually. N-S Digital TV paid Super TV RMB317.3 million ($43.5 million) in 2007, primarily for purchases of smart cards and related software products under this agreement. The term of the agreement is 15 years.

Shareholder Rights and Corporate Governance

Option to Purchase Ownership Interest

An equity transfer option agreement was entered into among Super TV, N-T Information Engineering and Ms. Li Yang on June 7, 2004, as amended by a supplemental agreement, dated September 1, 2005, among Super TV, N-T Information Engineering, Ms. Li Yang and N-S Digital TV, and further amended by a second supplemental agreement, dated August 18, 2007, among Super TV, N-T Information Engineering, Ms. Li Yang, N-S Digital TV and Ms. Wei Gao, referred to collectively as the Transfer Option Agreement. Pursuant to the Transfer Option Agreement, N-T Information Engineering and Ms. Wei Gao jointly grant Super TV an exclusive and irrevocable option to purchase all of their equity interests in N-S Digital TV at any time that Super TV deems fit. Super TV may purchase such equity interests by itself or designate another party to purchase such equity interests. The total consideration for the granting of the option was RMB10 ($1). The exercise price of the option will be determined among the parties at the time of the exercise, subject to the requirements of the PRC law or approval authorities with respect to the minimum purchase price and the basis for the determination of the purchase price. Following any exercise of the option, the parties will enter into a definitive equity interest transfer agreement within two days, or any period agreed to among the parties, after a written notice of exercise is delivered.

Pursuant to the Transfer Option Agreement, at all times before Super TV acquires 100% of the equity interests in N-S Digital TV, without Super TV’s consent, N-S Digital TV may not (i) amend its organizational documents, increase or reduce its registered capital or otherwise change its capital structure; (ii) sell, transfer, pledge or otherwise dispose of any legal or beneficial interest in any of its assets, business or revenues, or allow the creation of any encumbrance thereon; (iii) engage in any activities that may negatively impact its operations or the value of its assets; or (iv) incur, assume or guarantee any debts except in the ordinary course of business, extend any loan or credit to any person, enter into any material contracts, or engage in any merger or combination with, acquisition of, or make investment in, any other person.

Under the Transfer Option Agreement, N-T Information Engineering and Ms. Wei Gao undertake not to do any of the following without Super TV’s consent, at all times before Super TV acquires 100% of the equity interests in N-S Digital TV: (i) transfer or pledge to any third party their equity interests in N-S Digital TV; (ii) cause N-T Information Engineering and N-S Digital TV to issue new shares or engage in any transactions that will result in changes to their existing shareholding structures or transfer to any third party N-T Information Engineering’s or N-S Digital TV’s equity interests in their respective associated companies; (iii) receive any dividends, loan interest or other benefits from N-S Digital TV; or (iv) make any material adjustment or change to N-S Digital TV’s business and operations.

Voting, Financial Support and Other Arrangements

A business operating agreement, dated September 1, 2005, was entered into among Super TV, N-T Information Engineering, Ms. Li Yang and N-S Digital TV, as amended by a supplemental agreement, dated August 18, 2007, among Super TV, N-S Information Engineering, Ms. Li Yang, N-S Digital TV and Ms. Wei Gao, referred to collectively as the Business Operating Agreement. Pursuant to the Business Operating Agreement, N-S Digital TV and its shareholders agreed to (i) accept the policies and guidelines furnished by Super TV from time to time with respect to the hiring and dismissal of employees, operational management and financial system of N-S Digital TV; (ii) appoint the candidates recommended by Super TV as directors of N-S Digital TV and appoint the senior management personnel of Super TV as the general manager, chief financial officer and other senior officers of N-S Digital TV based on Super TV’s recommendations; and (iii) seek a guarantee from Super TV first when any guarantee is required to secure performance by N-S Digital TV of any contract or working capital loans borrowed by N-S Digital TV. To date, N-S Digital TV has not sought any such guarantee from Super TV. In addition, Super TV has agreed with N-S Digital TV to serve as a guarantor of N-S Digital TV with respect to contracts or transactions entered into between N-S Digital TV and third parties in respect of N-S Digital TV’s business operations. However, as of the date of this annual report, N-S Digital TV has not asked Super TV to provide, and Super TV has not provided, any such guarantee in favor of a third party.

N-T Information Engineering executed a power of attorney, dated September 1, 2005, to appoint Dr. Zengxiang Lu as an attorney-in-fact to exercise all its voting rights as a shareholder of N-S Digital TV. Ms. Wei Gao executed a power of attorney, dated August 18, 2007, to appoint Mr. Ben Yam as an attorney-in-fact to exercise all her voting rights as a shareholder of N-S Digital TV. The authorization granted under the relevant power of attorney will terminate upon Dr. Zengxiang Lu or Mr. Ben Yam ceasing to be a director of Super TV. The term of each power of attorney is ten years, subject to earlier termination in the event of the termination of the business operating agreement among Super TV, N-S Digital TV, N-T Information Engineering and Ms. Wei Gao.

Share Pledge Agreements

Pursuant to the share pledge agreements, dated September 1, 2005, and August 18, 2007, N-T Information Engineering and Ms. Wei Gao have pledged all of their respective equity interests in N-S Digital TV to Super TV to secure the payment obligations of N-S Digital TV under certain contractual arrangements between N-S Digital TV and Super TV. Under such share pledge agreements, N-T Information Engineering and Ms. Wei Gao have agreed not to transfer their equity interests in N-S Digital TV or create, or allow the creation of, any pledge on their respective equity interests in N-S Digital TV that may affect Super TV’s interests without Super TV’s consent. Pursuant to such agreements, Super TV is entitled to receive the dividends on the pledged equity interests during the term of the pledges.

Loan to N-T Information Engineering

Pursuant to a loan agreement, dated April 4, 2007, between Super TV and N-T Information Engineering and a related entrusted loan agreement, dated April 12, 2007, among Super TV, N-T Information Engineering and the Bank of Beijing Shangdi Branch, Super TV, through the Bank of Beijing Shangdi Branch, provided a loan in the principal amount of RMB11.2 million ($1.5 million) to N-T Information Engineering to complete the plan that a portion of N-T Information Engineering’s capital contribution to N-S Digital TV be financed by Super TV to facilitate the establishment of N-S Digital TV as our vehicle to engage in the CA systems-related business in the PRC. N-T Information Engineering’s obligation to repay the loan shall be discharged only if: (i) N-T Information Engineering transfers its entire equity interests in N-S Digital TV to Super TV or its designee and (ii) all proceeds from the transfer of its equity interests in N-S Digital TV are used to offset its loan repayment obligation to Super TV or donated to N-S Digital TV as the parties may otherwise agree. The loan carries an interest rate of 5.75% per annum and has a term of one year, automatically renewable at Super TV’s option. As of December 31, 2007, the outstanding principal amount of the loan is RMB11.2 million ($1.5 million).

Other Related Party Transactions

Shareholders Agreement

Pursuant to the First Amended and Restated Shareholders Agreement of China Digital TV Holding Co., Ltd., or the Shareholders Agreement, dated September 13, 2007, among N-T Information Engineering, N-S Digital TV, CDTV BVI, China Capital, China Cast, SAIF, Capital Funds and certain other shareholders, at any time beginning six months after the closing of our initial public offering, each of SAIF, Capital Funds and China Capital may, on three occasions only, require us to effect the registration on a form other than Form F-3 of all or part of the registrable securities then outstanding. In addition, any holder of registrable securities may require us to effect a registration statement on Form F-3 (or any successor form or any comparable form for a registration in a jurisdiction other than the United States) for a public offering of registrable securities so long as we are entitled to use Form F-3 (or a comparable form) for such offering. Demand for a registration on Form F-3 may be made on unlimited occasions, although we are not obligated to effect more than one such registration per shareholder in any six-month period.

Registrable securities are ordinary shares not previously sold to the public and issued or issuable or sold to SAIF, Capital Funds and China Capital, including: (a) ordinary shares issuable upon conversion or exercise of either (i) any of the Series A preferred shares, or (ii) any options or warrants to purchase ordinary shares or the Series A preferred shares of our company; (b) ordinary shares held by Capital Funds and China Capital; (c) ordinary shares issued pursuant to share splits, share dividends, and similar distributions to SAIF, Capital Funds and China Capital; and (d) any other securities of our company granted with registration rights pursuant to the Shareholders Agreement.

Holders of registrable securities also have “piggyback” registration rights, which may require us to register all or any part of the registrable securities then held by such holders when we register any of our ordinary shares.

We are generally required to bear all of the registration expenses incurred in connection with three demand registrations on a form other than Form F-3 for each of SAIF, Capital Funds and China Capital, unlimited Form F-3 and piggyback registrations, except underwriting discounts and selling commissions, but including reasonable expenses of one counsel for the party exercising the registration right. The registration rights under the Shareholders Agreement shall terminate on the later of June 10, 2011 and three years after our initial public offering.

Service Agreement

Pursuant to a service agreement, dated April 2, 2007, between N-T Information Engineering and N-S Digital TV, N-T Information Engineering paid RMB1.0 million ($0.1 million) to N-S Digital TV as a one-off consideration for the services provided by N-S Digital TV to N-T Information Engineering in assisting the latter in performing certain customer agreements relating to the smart card and digital television businesses transferred by N-T Information Engineering to N-S Digital TV in June 2004. Under the agreement for the business transfer, such customer agreements were not part of the transferred business and N-T Information Engineering undertook to continue to perform its obligations under those customer agreements.

Interest Payment Agreement

Pursuant to an agreement, dated November 30, 2006, between Super TV and N-S Digital TV, N-S Digital TV agreed to pay interest at a rate equal to commercial banks’ lending rate for one-year loans on the payments payable by N-S Digital TV to Super TV for the purchases of products from Super TV. Interest payable will start to accrue from the first day of the month following the confirmation of the corresponding sales until the actual payment. No interest was accrued as of December 31, 2007 under this agreement.

Equity Transfer Agreement

Pursuant to an agreement for equity transfer of Super TV, dated December 2007, between CDTV BVI and Golden Benefit, CDTV BVI agreed to transfer to Golden Benefit its 100% equity interest in Super TV for a consideration of $4.5 million in cash. As a result of this transaction, Golden Benefit directly holds 100% equity interest in Super TV.

Option Grant Agreement

In 2005, we granted options to purchase 143,474 ordinary shares to Tech Power Enterprises, a company affiliated with SAIF.

C. Interests of Experts and Counsel

Not Applicable.

Item 8. Financial Information

A. Consolidated Statements and Other Financial Information

Consolidated Statements

See “Item 18. Financial Statements.”

Legal Proceedings

We are not currently a party to any material legal proceeding, and, to our knowledge, there are no material legal proceedings threatened against us. From time to time, we may be subject to various claims and legal actions arising in the ordinary course of business.

Dividend Policy

We currently intend to retain all available funds and any future earnings for use in the operation and expansion of our business, and do not anticipate paying any cash dividends on our ordinary shares, or indirectly on our ADSs, for the foreseeable future. As a result of the substantial growth of our revenues in 2005 and 2006, we generated cash in excess of our ordinary business needs. As we had not identified any immediate investment or acquisition opportunities at that time, we declared dividends to our shareholders in August 2006 and November 2006 and paid out such dividends in August 2006 and February 2007, respectively. We paid aggregate cash dividends of $10.0 million and $11.3 million in 2006 and 2007, respectively.

Our board of directors has the discretion to determine the payment of any dividends. Even if our board of directors decides to pay dividends, the declaration and payment of dividends will depend upon, among other things, our future operations and earnings, capital requirements and surplus, our financial condition, contractual restrictions, general business conditions and other factors as our board of directors may deem relevant.

We may rely on our operating subsidiary, Super TV, for our cash needs, including the funds necessary to pay dividends to our shareholders. The payment of dividends by Super TV is subject to limitations. See “Item 3. Key Information—D. Risk Factors—Risks Relating to the People’s Republic of China—We may rely on dividends and other distributions on equity paid by our operating subsidiary to fund cash and financing requirements, and limitations on the ability of our operating subsidiary to pay dividends to us could have a material adverse effect on our ability to conduct our business.”

Holders of ADSs will be entitled to receive dividends, subject to the terms of the deposit agreement, less the fees and expenses payable under the deposit agreement. Cash dividends will be paid by the depositary to holders of ADSs in U.S. dollars. Other distributions, if any, will be paid by the depositary to holders of our ADSs in any means it deems legal, fair and practical.

B. Significant Changes

There have been no significant changes since December 31, 2007, the date of the annual financial statements in this annual report.

Item 9. The Offer and Listing

A. Offering and Listing Details

Market and Share Price Information

Our ADSs, each representing one ordinary share, have been listed on the New York Stock Exchange since October 5, 2007. Our ADSs trade under the symbol “STV.” The New York Stock Exchange is the principal trading market for our ADSs, which are not listed on any other exchanges in or outside the United States.

The high and low closing prices of our ADSs on the New York Stock Exchange since listing are as follows:

	Price per ADS (US$)
	High	Low
Quarterly:
Fourth Quarter, 2007(1)	51.08	25.6
First Quarter, 2008	27.55	15.6
Monthly
December 2007	34.5	26.98
January 2008	27.55	21.24
February 2008	24.99	21.74
March 2008	21.26	15.6
April 2008	20.57	15.47
May 2008	20.29	16.71
June 2008 (through June 16)	17.44	14.64

(1)	Our ADSs commenced trading on the New York Stock Exchange on October 5, 2007.

As of May 31, 2008, a total of 20,090,037 ADSs were outstanding, excluding the 1,922,883 ADSs that were held for our account in preparation for exercise of share options by option holders under our employee stock incentive plans. As of May 31, 2008, 20,090,037 ordinary shares were registered in the name of Deutsche Bank Trust Company Americas, the depositary under the deposit agreement, excluding 1,922,883 ordinary shares that were issued and held for our account in preparation for exercise of share options by option holders under our employee stock incentive plans.

B. Plan of Distribution

Not Applicable.

C. Markets

Our ADSs, each representing one ordinary share, have been listed on the New York Stock Exchange since October 5, 2007 under the symbol “STV.”

D. Selling Shareholders

Not Applicable.

E. Dilution

Not Applicable.

F. Expenses of the Issue

Not Applicable.

Item 10.  Additional Information

A. Share Capital

Not Applicable.

B. Memorandum and Articles of Association

We incorporate by reference into this annual report the description of our Second Amended and Restated Memorandum and Articles of Association contained in our registration statement on Form F-1 (File No. 333-146072), as amended. Our shareholders adopted our Second Amended and Restated Memorandum and Articles of Association on September 13, 2007.

C. Material Contracts

Other than the contracts described elsewhere in this annual report, we and our operating companies have not entered into any material contracts that are not in the ordinary course of business within the two years preceding the date of this annual report.

D. Exchange Controls

The Cayman Islands currently have no exchange control restrictions. Also see “Item 4. Information on the Company—B. Business Overview—Regulation—Foreign Currency Exchange” for information of foreign currency exchange in the PRC.

E. Taxation

The following discussion of the material Cayman Islands and United States federal income tax consequences of an investment in the ADSs is based upon laws and relevant interpretations thereof in effect as of the date of this annual report, all of which are subject to change. This summary does not deal with all possible tax consequences relating to an investment in the ADSs, such as the tax consequences under state, local and other tax laws.

Cayman Islands Taxation

To the extent the following discussion relates to Cayman Islands law with respect to the income tax consequence of an investment in our ADSs, it represents the opinion of Conyers Dill & Pearman.

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciations and there is no taxation in the nature of inheritance tax or estate duty or withholding tax applicable to us or to any holder of ADSs or ordinary shares. There are no other taxes likely to be material to us levied by the Government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or after execution brought within the jurisdiction of, the Cayman Islands. No stamp duty is payable in the Cayman Islands on transfers of shares of Cayman Islands companies except those which hold interests in land in the Cayman Islands. The Cayman Islands is not party to any double tax treaties. There are no exchange control regulations or currency restrictions in the Cayman Islands.

Pursuant to Section 6 of the Tax Concessions Law (1999 Revision) of the Cayman Islands, we have obtained an undertaking from the Governor-in-Cabinet:

•	that no law which is enacted in the Cayman Islands imposing any tax to be levied on profits or income or gains or appreciations shall apply to the Company or its operations; and

•	that the aforesaid tax or any tax in the nature of estate duty or inheritance tax shall not be payable on the shares, debentures or other obligations of the Company.

The undertaking for us is for a period of twenty years from May 1, 2007.

United States Federal Income Taxation

This section describes the material United States federal income tax consequences of owning ADSs. It applies to you only if you are a U.S. holder as defined below, and you hold your ADSs as capital assets for tax purposes. This section does not apply to you if you are a member of a special class of holders subject to special rules, including:

•	a dealer in securities,

•	a trader in securities that elects to use a mark-to-market method of accounting for securities holdings,

•	a tax-exempt organization,

•	a life insurance company,

•	a person liable for alternative minimum tax,

•	a person that actually or constructively owns 10% or more of our voting stock,

•	a person that holds ADSs as part of a straddle or a hedging or conversion transaction, or

•	a person whose functional currency is not the U.S. dollar.

This section is based on the Internal Revenue Code of 1986, as amended, its legislative history, existing and proposed Treasury regulations, published rulings and court decisions, all as currently in effect. These laws are subject to change, possibly on a retroactive basis. In addition, this section is based in part upon the representations of the depositary and the assumption that each obligation in the Deposit Agreement and any related agreement will be performed in accordance with its terms.

You are a U.S. holder if you are a beneficial owner of ADSs and you are:

•	a citizen or resident of the United States,

•	a corporation (or other entity taxable as a corporation for United States federal income tax purposes) organized under the laws of the United States, any State or the District of Columbia,

•	an estate whose income is subject to United States federal income tax regardless of its source, or

•
a trust if a United States court can exercise primary supervision over the trust’s administration and one or more United States persons are authorized to control all substantial decisions of the trust.

In general, and taking into account the earlier assumptions, for United States federal income tax purposes, if you hold ADRs evidencing ADSs, you will be treated as the owner of the shares represented by those ADRs. Exchanges of shares for ADRs, and ADRs for shares, generally will not be subject to United States federal income tax. The tax treatment of holding shares is identical to that of holding ADSs.

Taxation of Dividends

Under the United States federal income tax laws, and subject to PFIC rules discussed below, the gross amount of any dividend we pay out of our current or accumulated earnings and profits (as determined for United States federal income tax purposes) is subject to United States federal income taxation. If you are a non-corporate U.S. holder, including an individual, dividends paid to you in taxable years beginning before January 1, 2011 that constitute qualified dividend income will be taxable to you at a maximum tax rate of 15% provided that you hold the ADSs for more than 60 days during the 121-day period beginning 60 days before the ex-dividend date and meet other holding period requirements. Dividends we pay with respect to the ADSs generally will be qualified dividend income provided that, in the year that you receive the dividend, the ADSs are readily tradable on an established securities market in the United States. The New York Stock Exchange would likely qualify as an established securities market in the United States.

The dividend is taxable to you when the depositary receives the dividend, actually or constructively. The dividend will not be eligible for the dividends-received deduction generally allowed to United States corporations in respect of dividends received from other United States corporations. Distributions in excess of current and accumulated earnings and profits, as determined for United States federal income tax purposes, will be treated as a non-taxable return of capital to the extent of your basis in the ADSs and thereafter as capital gain.

Dividends will be income from sources outside the United States, but dividends paid in taxable years beginning before January 1, 2007 generally will be “passive” or “financial services” income, and dividends paid in taxable years beginning after December 31, 2006 will, depending on your circumstances, be “passive” or “general” category income which, in either case, is treated separately from other types of income for purposes of computing the foreign tax credit allowable to you.

Taxation of Capital Gains

Subject to the PFIC rules discussed below, if you sell or otherwise dispose of your ADSs, you will recognize capital gain or loss for United States federal income tax purposes equal to the difference between the U.S. dollar value of the amount that you realize and your tax basis, determined in U.S. dollars, in your ADSs. Capital gain of a non-corporate U.S. holder, including an individual, that is recognized in taxable years beginning before January 1, 2011 is generally taxed at a maximum rate of 15% where the holder has a holding period greater than one year. The gain or loss will generally be income or loss from sources within the United States for foreign tax credit limitation purposes.

PFIC Rules. We believe that our ADSs should not be treated as stock of a PFIC for United States federal income tax purposes, but this conclusion is a factual determination that is made annually and thus may be subject to change.

In general, we will be a PFIC with respect to you if for any taxable year in which you held our ADSs:

•	at least 75% of our gross income for the taxable year is passive income, or

•	at least 50% of the value, determined on the basis of a quarterly average, of our assets is attributable to assets that produce or are held for the production of passive income.

Passive income generally includes dividends, interest, royalties, rents (other than certain rents and royalties derived in the active conduct of a trade or business), annuities and gains from assets that produce passive income. If a foreign corporation owns at least 25% by value of the stock of another corporation, the foreign corporation is treated for purposes of the PFIC tests as owning its proportionate share of the assets of the other corporation, and as receiving directly its proportionate share of the other corporation’s income.

If we are treated as a PFIC, and you are a U.S. holder, you will be subject to special rules with respect to:

•	any gain you realize on the sale or other disposition of your ADSs, and

•
any excess distribution that we make to you (generally, any distributions to you during a single taxable year that are greater than 125% of the average annual distributions received by you in respect of the ADSs during the three preceding taxable years or, if shorter, your holding period for the ADSs).

Under these rules:

•	the gain or excess distribution will be allocated ratably over your holding period for the ADSs,

•	the amount allocated to the taxable year in which you realized the gain or excess distribution will be taxed as ordinary income,

•	the amount allocated to each prior year, with certain exceptions, will be taxed at the highest tax rate in effect for that year, and

•	the interest charge generally applicable to underpayments of tax will be imposed in respect of the tax attributable to each such year.

Special rules apply for calculating the amount of the foreign tax credit with respect to excess distributions by a PFIC.

If you own ADSs in a PFIC that are treated as marketable stock, you may make a mark-to-market election. If you make this election, you will not be subject to the PFIC rules described above. Instead, in general, you will include as ordinary income each year the excess, if any, of the fair market value of your ADSs at the end of the taxable year over your adjusted basis in your ADSs. These amounts of ordinary income will not be eligible for the favorable tax rates applicable to qualified dividend income or long-term capital gains. You will also be allowed to take an ordinary loss in respect of the excess, if any, of the adjusted basis of your ADSs over their fair market value at the end of the taxable year (but only to the extent of the net amount of previously included income as a result of the mark-to-market election). Your basis in the ADSs will be adjusted to reflect any such income or loss amounts.

In addition, notwithstanding any election you make with regard to the ADSs, dividends that you receive from us will not constitute qualified dividend income to you if we are a PFIC either in the taxable year of the distribution or the preceding taxable year. Moreover, your ADSs will be treated as stock in a PFIC if we were a PFIC at any time during your holding period in your ADSs, even if we are not currently a PFIC. For purposes of this rule, if you make a mark-to-market election with respect to your ADSs, you will be treated as having a new holding period in your ADSs beginning on the first day of the first taxable year beginning after the last taxable year for which the mark-to-market election applies. Dividends that you receive that do not constitute qualified dividend income are not eligible for taxation at the 15% maximum rate applicable to qualified dividend income. Instead, you must include the gross amount of any such dividend paid by us out of our accumulated earnings and profits (as determined for United States federal income tax purposes) in your gross income, and it will be subject to tax at rates applicable to ordinary income.

F. Dividends and Paying Agents

Not Applicable.

G. Statement by Experts.

Not Applicable.

H. Documents on Display

You can read and copy documents referred to in this annual report that have been filed with the SEC at the SEC’s public reference room located at 100 F Street, NE, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms and their copy charges. The SEC also maintains a web site at www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants that make electronic filings with the SEC using its EDGAR system.

I. Subsidiary Information

Not Applicable.

Item 11. Quantitative and Qualitative Disclosures About Market Risks

Interest Rate Risk

As of December 31, 2007, we had no short-term or long-term borrowings. If we borrow money in future periods, we may be exposed to interest rate risk. Our exposure to market risk for changes in interest rates relates primarily to the interest income generated by our cash deposits with our banks and short-term investments. We have not used any derivative financial instruments in our investment portfolio. Interest earnings instruments carry a degree of interest rate risk. We have not been exposed, nor do we anticipate being exposed to material risks due to changes in interest rates. However, our future interest income may fall short of expectations due to changes in interest rates.

Foreign Currency Risk

Although the conversion of the Renminbi is highly regulated in the PRC, the value of the Renminbi against the value of the U.S. dollar (or any other currency) nonetheless may fluctuate and be affected by, among other things, changes in the political and economic conditions in the PRC. Under the currency policy in effect in the PRC today, the Renminbi is permitted to fluctuate in value within a narrow band against a basket of certain foreign currencies. The PRC is currently under significant international pressures to liberalize this government currency policy, and if such liberalization were to occur, the value of the Renminbi could appreciate or depreciate against the U.S. dollar.

Fluctuations in exchange rates may affect our costs, profit margins and net income. For example, in 2007, substantially all of our revenues were denominated in Renminbi and 46.1% of our cost of revenues was denominated in U.S. dollars. In 2007, fluctuations in the exchange rates between the Renminbi and U.S. dollar and other foreign currencies resulted in an increase in our net income of approximately $754.

Fluctuations in exchange rates may also affect our balance sheet. For example, to the extent that we need to convert U.S. dollars received in our initial public offering into the Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount that we receive from the conversion. Conversely, if we decide to convert our Renminbi into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs or for other business purposes, appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amount available to us. Considering the amount of our cash and cash equivalents as of December 31, 2007, a 1.0% appreciation of the Renminbi against the U.S. dollar will result in an estimated increase of approximately $220,238 in our total amount of cash and cash equivalents, and a 1.0% appreciation of the U.S. dollar against the Renminbi will result in a decrease of approximately $215,878 in our total amount of cash and cash equivalents.

Also see “Item 3. Key Information—D. Risk Factors—Risks Relating to the People’s Public of China—Fluctuations in exchange rates could result in foreign exchange currency losses.”

We have not used any forward contracts or currency borrowings to hedge our exposure to foreign currency exchange risk and do not currently intend to do so.

Inflation

In recent years, the PRC has not experienced significant inflation, and thus inflation has not had a material impact on our results of operations. According to the National Bureau of Statistics of China, the change in Consumer Price Index in the PRC was 1.8%, 1.5% and 4.8% in 2005, 2006 and 2007, respectively.

Item 12. Description of Securities Other than Equity Securities

Not Applicable.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

None.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

Material Modifications to the Rights of Security Holders

See “Item 10. Additional Information” for a description of the rights of securities holders, which remain unchanged.

Use of Proceeds

The following use of proceeds information relates to our registration statement on Form F-1 (File No. 333-146072) filed by us in connection with our initial public offering. The registration statement, which became effective on October 4, 2007, registered 13,800,000 of our ordinary shares, represented by 13,800,000 ADSs, the aggregate offering price of which was $220.8 million. The offering was terminated after all of the registered securities were sold.

Morgan Stanley & Co. International plc and Credit Suisse Securities (USA) LLC acted as the representatives of the underwriters.

The amount of expenses incurred by us in connection with the issuance and distribution of the registered securities totaled approximately consists of approximately $15.5 million for underwriting discounts and commissions and approximately $3.1 million for other expenses. The net proceeds from our initial public offering to us, after deduction of fees and expenses, was approximately $202.2 million. As of May 31, 2008, approximately $465,579 of the net proceeds from our initial public offering have been used for general corporate purposes.

None of the payments described in this Item were direct or indirect payments to our directors, officers, general partners or their associates, or any persons owning 10% or more of our ordinary shares, or our affiliates.

We are continuously examining opportunities to expand our business through merger and acquisitions, organic growth and strategic alliance with our business partners, and anticipate that the remaining amount of the net proceeds from our initial public offering may be used for such purposes.

Item 15. Controls and Procedures

This annual report does not include a report of management’s assessment regarding internal control over financial reporting or an attestation report of our registered public accounting firm due to a transition period established by rules of the Securities and Exchange Commission for newly public companies.

Disclosure Controls and Procedures

Our chief executive officer and chief financial officer have evaluated the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended) as of the end of the period covered by this annual report. They have concluded that, as of the end of the fiscal year covered by this annual report, our disclosure controls and procedures were adequate and effective to ensure that material information relating to us and our consolidated subsidiaries was made known to them by others within our company and our consolidated subsidiaries.

In connection with the audits of our consolidated financial statements for the year ended December 31, 2007, our independent registered public accounting firm identified several significant deficiencies in our internal control over financial reporting, as defined in the standards established by the Public Company Accounting Oversight Board (United States). See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—In the course of preparing our consolidated financial statements for the year ended December 31, 2007, several significant deficiencies in our internal control over financial reporting were noted. We expect to incur extra costs in implementing measures to address such deficiencies. If we fail to maintain an effective system of internal control over financial reporting, our ability to accurately and timely report our financial results or prevent fraud may be adversely affected. As a result, investor confidence and the trading price of our ADSs may be adversely impacted.”

Changes in Internal Control over Financial Reporting

There were no significant changes in our internal controls over financial reporting identified in connection with the evaluation required by paragraph (d) of 17 CFR 240.13a-15 or 240.15d-15 that occurred during the period covered by this annual report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 16A. Audit Committee Financial Expert

Upon the completion of our initial public offering, Mr. Louis T. Hsieh has become a member of the Audit Committee. Our board determined that Mr. Hsieh, who is one of our independent directors under the applicable rules of the Securities and Exchange Commission and the New York Stock Exchange, is an audit committee financial expert within the meaning of the rules of the Securities and Exchange Commission. See “Item 6. Directors, Senior Management and Employees.”

Item 16B. Code of Ethics

We have adopted a Code of Business Conduct and Ethics that applies to all our directors, officers and employees, including our chief executive officer, chief financial officer and financial controller. We have filed the Code of Business Conduct and Ethics as an exhibit to this annual report.

Item 16C. Principal Accountant Fees and Services

Deloitte Touche Tohmatsu CPA Ltd. has served as our independent registered public accounting firm for each of the fiscal years ending on December 31, 2005, December 31, 2006, and December 31, 2007, for which audited financial statements appear in this annual report on Form 20-F. The auditor is appointed by our board of directors and will hold office until our board of directors appoint another auditor.

Audit Fees

The aggregate fees billed in each of 2007 and 2006 for professional services rendered by our principal accountant for the audit of our annual financial statements or services that are normally provided by the accountant in connection with statutory or regulatory filings or engagements were $1.3 million and $0.3 million, respectively.

Audit-Related Fees

The aggregate fees billed in each of 2007 and 2006 for assurance and related services rendered by our principal accountant that are reasonably related to the performance of the audit or review of our financial statements and are not reported under the caption “Audit Fees” above were $0.1 million and nil, respectively.

Tax Fees

The aggregate fees billed in each of 2007 and 2006 for professional services relating to tax compliance, tax advice and tax planning rendered by our principal accountant were $0.1 million and $0.1 million, respectively.

All Other Fees

The aggregate fees billed in each of 2007 and 2006 for products and services provided by our principal accountant, other than the services reported above under the captions “Audit Fees,” “Audit-Related Fees” and “Tax Fees,” were nil and nil, respectively.

Audit Committee’s Pre-approval Policies and Procedures

The Audit Committee of our board of directors is directly responsible for the appointment, compensation, retention and oversight of the work of the independent auditors. Pursuant to the Audit Committee Charter adopted by the board of directors on September 13, 2007, the committee has the authority and responsibility to appoint, retain and terminate our independent auditors (subject, if applicable, to shareholder approval), and has sole authority to approve all audit engagement fees and terms. The Audit Committee has the power to pre-approve, or to adopt appropriate procedures to pre-approve, all audit and non-audit services to be provided by the independent auditors, and to consider whether the outside auditor’s provision of non-audit services to us is compatible with maintaining the independence of the outside auditors. The Audit Committee may, in its discretion, delegate to one or more of its members the authority to pre-approve any audit or non-audit services to be performed by the independent auditors, provided that such approvals are presented to the Audit Committee at its next scheduled meeting.

Item 16D. Exemptions from the Listing Standards for Audit Committees

Not Applicable.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

None.

PART III

Item 17. Financial Statements

We have elected to provide financial statements and related information specified in Item 18.

Item 18. Financial Statements

See “Index to Consolidated Financial Statements” for a list of all financial statements filed as part of this annual report.

Item 19. Exhibits

Number	Description of Exhibit

1.1*	Second Amended and Restated Memorandum and Articles of Association of China Digital TV Holding Co., Ltd.

2.1*	Specimen of Share Certificate.

2.2*	Form of Deposit Agreement, including form of American Depositary Receipts.

2.3*
First Amended and Restated Shareholders Agreement of China Digital TV Holding Co., Ltd., dated September 13, 2007, among Novel-Tongfang Information Engineering Co., Ltd., Beijing Novel-Tongfang Digital TV Technology Co., Ltd., China Digital TV Technology Co., Ltd., China Capital Investment Holdings Limited, China Cast Investment Holdings Limited, SB Asia Infrastructure Fund L.P., Capital International Private Equity Fund IV, L.P., CGPE IV, L.P. and certain other shareholders.

4.1*	Asset Transfer Agreement, dated June 7, 2004, between Beijing Novel-Tongfang Digital TV Technology Co., Ltd. and Novel-Tongfang Information Engineering Co., Ltd.

4.2*
Equity Transfer Agreement, dated June 7, 2004, between Beijing Novel-Tongfang Digital TV Technology Co., Ltd. and Novel-Tongfang Information Engineering Co., Ltd. and related (i) Equity Entrustment Agreement, dated September 10, 2004, and (ii) Equity Purchase Entrustment Agreement, dated April 1, 2004, both between the same parties.

4.3*	Asset Purchase Agreement, dated June 8, 2004, between Beijing Novel-Tongfang Digital TV Technology Co., Ltd. and Beijing Super TV Co., Ltd.

4.4*
Equity Transfer Agreement, dated August 4, 2006, between Novel-Tongfang Information Engineering Co., Ltd. and Beijing Novel-Tongfang Digital TV Technology Co., Ltd. and related Equity Transfer Agreement, dated March 15, 2007, among Novel-Tongfang Information Engineering Co., Ltd., Beijing Novel-Tongfang Digital TV Technology Co., Ltd. and Panasonic Corporation of China.

Number	Description of Exhibit

4.5*
Asset Transfer Agreement, dated August 5, 2006, between Novel-Tongfang Information Engineering Co., Ltd. and Beijing Novel-Tongfang Digital TV Technology Co., Ltd. and the Supplemental Agreement thereto, dated April 6, 2007.

4.6*	Trademark Licensing Agreement entered into in March 2007 between Beijing Novel-Tongfang Information Engineering Co., Ltd. and Beijing Novel-Tongfang Digital TV Technology Co., Ltd.

4.7*	Equipment Leasing Agreement, dated June 7, 2004, between Beijing Novel-Tongfang Digital TV Technology Co., Ltd. and Beijing Super TV Co., Ltd.

4.8*	Technical Support and Related Service Agreement, dated June 7, 2004, between Beijing Novel-Tongfang Digital TV Technology Co., Ltd. and Beijing Super TV Co., Ltd.

4.9*	Technology License Agreement, dated June 7, 2004, between Beijing Novel-Tongfang Digital TV Technology Co., Ltd. and Beijing Super TV Co., Ltd.

4.10*	Technology Development Agreement, dated June 7, 2004, between Beijing Novel-Tongfang Digital TV Technology Co., Ltd. and Beijing Super TV Co., Ltd.

4.11*	Products and Software Purchase Agreement, dated June 7, 2004, between Beijing Novel-Tongfang Digital TV Technology Co., Ltd. and Beijing Super TV Co., Ltd.

4.12*
Equity Transfer Option Agreement, dated June 7, 2004, among Beijing Super TV Co., Ltd., Novel-Tongfang Information Engineering Co., Ltd. and Ms. Li Yang; the Supplemental Agreement thereto, dated September 1, 2005, among Beijing Super TV Co., Ltd., Novel-Tongfang Information Engineering Co., Ltd., Ms. Li Yang and Beijing Novel-Tongfang Digital TV Technology Co., Ltd. and the No. 2 Supplemental Agreement thereto, dated August 18, 2007, among Beijing Super TV Co., Ltd., Novel-Tongfang Information Engineering Co., Ltd., Ms. Li Yang, Beijing Novel-Tongfang Digital TV Technology Co., Ltd. and Ms. Wei Gao.

4.13*	Share Pledge Agreement, dated September 1, 2005, between Novel-Tongfang Information Engineering Co., Ltd. and Beijing Super TV Co., Ltd.

4.14*
Share Pledge Agreement, dated September 1, 2005, between Ms. Li Yang and Beijing Super TV Co., Ltd.; and the Supplemental Agreement thereto, dated August 18, 2007, among Ms. Li Yang, Beijing Super TV Co., Ltd. and Ms. Wei Gao.

4.15*
Business Operating Agreement, dated September 1, 2005, among Beijing Super TV Co., Ltd., Novel-Tongfang Information Engineering Co., Ltd., Ms. Li Yang and Beijing Novel-Tongfang Digital TV Technology Co., Ltd.; and the Supplemental Agreement thereto, dated August 18, 2007, among Beijing Super TV Co., Ltd., Novel-Tongfang Information Engineering Co., Ltd., Ms. Li Yang, Beijing Novel-Tongfang Digital TV Technology Co., Ltd. and Ms. Wei Gao.

4.16*	Power of Attorney, dated September 1, 2005, of Novel-Tongfang Information Engineering Co., Ltd.

4.17*	Power of Attorney, dated August 18, 2007, of Ms. Wei Gao.

4.18*	Entrusted Loan Agreement, dated August 23, 2004, among Beijing Super TV Co., Ltd., Beijing Novel-Tongfang Digital TV Technology Co., Ltd. and Bank of Beijing, Shangdi Branch.

4.19*	Entrusted Loan Agreement, dated July 13, 2004, among Beijing Super TV Co., Ltd., Novel-Tongfang Information Engineering Co., Ltd. and Bank of Beijing, Shangdi Branch.

Number	Description of Exhibit

4.20*	Entrusted Loan Agreement, dated August 25, 2005, among Beijing Super TV Co., Ltd., Novel-Tongfang Information Engineering Co., Ltd. and Bank of Beijing, Shangdi Branch.

4.21*
Loan Agreement, dated April 4, 2007, between Beijing Super TV Co., Ltd. and Novel-Tongfang Information Engineering Co., Ltd. and the related Entrusted Loan Agreement, dated April 12, 2007, among Beijing Super TV Co., Ltd., Novel-Tongfang Information Engineering Co., Ltd. and Bank of Beijing, Shangdi Branch.

4.22*	Service Agreement, dated April 2, 2007, between Novel-Tongfang Information Engineering Co., Ltd. and Beijing Novel-Tongfang Digital TV Technology Co., Ltd.

4.23*	Interest Payment Agreement, dated November 30, 2006, between Beijing Novel-Tongfang Digital TV Technology Co., Ltd. and Beijing Super TV Co., Ltd.

4.24*	Form of Property Lease Agreement.

4.25*	Fixed Assets Transfer Agreement, dated March 28, 2007, between Beijing Novel-Tongfang Digital TV Technology Co., Ltd. and Beijing Super TV Co., Ltd.

4.26*	Form of Employment Agreement and related Form of Agreement on Confidentiality and Intellectual Property.

4.27*	Form of Non-Disclosure, Non-Competition, Commitment and Proprietary Information Agreement.

4.28*	Form of Indemnification Agreement for Directors.

4.29*	Amended and Restated 2005 Stock Incentive Plan of China Digital TV Holding Co., Ltd. and form of stock option agreement.

4.30††*	Cooperation Agreement, dated January 5, 2007, between Beijing Novel-Tongfang Digital TV Technology Co., Ltd. and Jiangsu Qingda Science and Technology Industries Co., Ltd.

4.31*	Cooperation Agreement, dated July 18, 2007, between Beijing Novel-Tongfang Digital TV Technology Co., Ltd. and China Electronics Smart Card Co., Ltd.

4.32*	2008 Stock Incentive Plan of China Digital TV Holding Co., Ltd.

4.33	Agreement for Equity Transfer of Beijing Novel-Super Digital TV Technology Co., Ltd., dated December 2007, between China Digital TV Technology Co., Ltd. and Golden Benefit Technology Co., Ltd.

8.1	List of Subsidiaries of China Digital TV Holding Co., Ltd.

11.1*	Code of Business Conduct and Ethics of China Digital TV Holding Co., Ltd.

12.1	CEO Certification pursuant to Rule 13a - 14(a).

12.2	CFO Certification pursuant to Rule 13a - 14(a).

13.1	CEO Certification pursuant to Rule 13a - 14(b).

13.2	CFO Certification pursuant to Rule 13a - 14(b).

23.1	Consent of Deloitte Touche Tohmatsu CPA Ltd.

Number	Description of Exhibit

23.2	Consent of American Appraisal China Limited.

23.3	Consent of King & Wood, PRC Lawyers.

††
Portions of the agreement have been omitted pursuant to a confidential treatment request and have been filed with the Securities and Exchange Commission separately with a confidential treatment request.

*	Previously filed as an exhibit to the Registration Statement on Form F-1 (File No. 333-146072) of China Digital TV Holding Co., Ltd. and incorporated herein by reference thereto.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

CHINA DIGITAL TV HOLDING CO., LTD.

By:	/s/ Jianhua Zhu
Name: Jianhua Zhu
Title: Director and Chief Executive Officer

Date: June 18, 2008

CHINA DIGITAL TV HOLDING CO., LTD.

DTTBJ(A)(08)U0008

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF
CHINA DIGITAL TV HOLDING CO., LTD.

We have audited the accompanying consolidated balance sheets of China Digital TV Holding Co., Ltd. (the "Company" or "CDTV Holding"), its subsidiaries and variable interest entity (collectively, the "Group") as of December 31, 2006 and 2007 and the related consolidated statements of operations, shareholders' equity and comprehensive income, and cash flows for the years ended December 31, 2005, 2006 and 2007. These financial statements are the responsibility of the Group's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Group is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Group's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Group as of December 31, 2006 and 2007, and the results of its operations and its cash flows for the years ended December 31, 2005, 2006 and 2007 in conformity with accounting principles generally accepted in the United States of America.

/s/ Deloitte Touche Tohmatsu CPA Ltd.
Beijing, The People's Republic of China
June 16, 2008

CHINA DIGITAL TV HOLDING CO., LTD.

CONSOLIDATED BALANCE SHEETS
(In U.S. dollars in thousands, except share data)

	December 31,
	2006	2007
ASSETS
Current assets:
Cash and cash equivalents	$21,137	$228,958
Restricted cash	51	706
Bank deposit maturing over three months	-	17,948
Accounts receivable, net of allowance for doubtful accounts of $215 and $399 as of December 31, 2006 and 2007 respectively	2,862	6,118
Inventories	2,759	2,967
Prepaid expenses and other current assets	1,351	1,254
Amounts due from related parties	1,668	1,277
Deferred costs-current	580	541
Deferred income taxes-current	63	184
Total current assets	30,471	259,953
Property and equipment, net	538	1,379
Intangible assets, net	1,464	1,002
Goodwill	432	467
Long-term investments	-	396
Deferred costs-non-current	600	488
Deferred income taxes - non-current	-	50
Total assets	$33,505	$263,735

TOTAL LIABILITIES, REDEEMABLE CONVERTIBLE PREFERRED SHARES AND SHAREHOLDERS' EQUITY

Current liabilities:
Accounts payable	$885	$485
Accrued expenses and other current liabilities	1,360	4,757
Deferred revenue-current	6,900	4,784
Dividend payable	11,300	-
Income tax payable	-	722
Total current liabilities	20,445	10,748
Deferred revenue-non-current	1,079	1,136
Deferred income taxes - non-current	40	-
Total Liabilities	21,564	11,884
Commitments (Note 21)

Minority interest	$4,000	$4,000
Series A convertible redeemable preferred shares ($0.0005 par value; 8,600,000, and 8,600,000 shares authorized, 8,600,000 and nil shares issued and outstanding as of December 31, 2006 and 2007, respectively) (liquidation value of $10,320 and nil as of December 31, 2006 and 2007, respectively)	16,078	-

Shareholders' equity (deficiency)
Ordinary shares ($0.0005 par value; 91,400,000 and 200,000,000 shares authorized, 34,000,000 and 57,296,932 shares issued and outstanding as of December 31, 2006 and 2007, respectively)	17	29
Additional paid-in capital	4,887	224,863
Statutory reserve	2,353	5,688
Retained earning (accumulated deficit)	(16,137)	14,344
Accumulated other comprehensive income	743	2,927
Total shareholders' equity/(deficiency)	(8,137)	247,851
TOTAL LIABILITIES, MINORITY INTEREST, SERIES A CONVERTIBLE REDEEMABLE PREFERRED SHARES AND SHAREHOLDERS' EQUITY	$33,505	$263,735

The accompanying notes are an integral part of these consolidated financial statements.

CHINA DIGITAL TV HOLDING CO., LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS
(In U.S. dollars in thousands, except share data)

	For the years ended December 31,
	2005	2006	2007
Revenues
Products	$9,291	$26,443	$49,741
Services	3,855	4,182	6,011
	13,146	30,625	55,752
Business taxes	(60)	(255)	(299)
Net revenues	13,086	30,370	55,453
Cost of revenues (including share-based compensation of $10, $21 and $34 for 2005, 2006 and 2007, respectively)
Products	1,936	4,726	8,100
Services	1,967	1,859	2,135
	3,903	6,585	10,235
Gross profit	9,183	23,785	45,218
Operating expenses
Research and development (including share-based compensation of $103, $167, and $391 for 2005, 2006 and 2007, respectively)	1,818	2,222	4,643
Selling and marketing (including share-based compensation of $32, $56 and $112 for 2005, 2006 and 2007, respectively)	1,328	1,847	3,758
General and administrative (including share-based compensation of $67, $94, and $724 for 2005, 2006 and 2007, respectively)	684	1,228	3,706
Total operating expenses	3,830	5,297	12,107
Income from operations	5,353	18,488	33,111
Interest income	117	279	2,790
Other income	-	-	263
Recognition of the change in fair value of the warrant	(18)	(5,406)	-
Income before income taxes	5,452	13,361	36,164
Income tax:
Income tax-current	-	-	(2,554)
Income tax-deferred	66	59	212
Total income tax	66	59	(2,342)
Net income before minority interest and net loss from equity method investments	5,518	13,420	33,822
Minority interest	975	430	-
Net loss from equity method investments	-	-	(6)
Net income	4,543	12,990	33,816
Cash dividend to participating preferred shareholder	-	(5,731)	-
Net income attributable to holders of ordinary shares	$4,543	$7,259	$33,816
Net income per share-basic ordinary shares	0.11	0.24	0.74
Net income per share-basic participating preferred shares	0.11	0.54	0.66
Net income per ordinary share-diluted	$0.11	$0.21	$0.68
Weighted average shares used in calculating basic net income per share-ordinary shares	30,000,000	30,488,889	39,170,004
Weighted average shares used in calculating basic net income per share-preferred shares	10,000,000	10,519,120	7,389,394
Weighted average shares used in calculating diluted net income per ordinary share	30,000,000	34,225,321	42,773,590

The accompanying notes are an integral part of these consolidated financial statements.

CHINA DIGITAL TV HOLDING CO., LTD.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY AND COMPREHENSIVE INCOME
(In U.S. dollars in thousands, except share data)

				Accumulated		Retained	Total
			Additional	other		earning	shareholders'
	Ordinary		paid-in	comprehensive	Statutory	(Accumulated	equity/	Comprehensive
	Shares	Amount	capital	income	reserve	deficit)	(deficiency)	income
Balance at January 1, 2005	30,000,000	$15	$(8)	$-	$-	$(10,017)	$(10,010)	$-
Share-based compensation	-	-	212	-	-	-	212	-
Net income	-	-	-	-	-	4,543	4,543	4,543
Provision for statutory reserve	-	-	-	-	388	(388)	-	-
Foreign currency translation adjustment	-	-	-	165	-	-	165	165
Balance at December 31, 2005	30,000,000	15	204	165	388	(5,862)	(5,090)	4,708
Share-based compensation	-	-	338	-	-	-	338	-
Net income	-	-	-	-	-	12,990	12,990	12,990
Provision for statutory reserve	-	-	-	-	1,965	(1,965)	-	-
Dividend paid	-	-	-	-	-	(10,000)	(10,000)	-
Dividend declared	-	-	-	-	-	(11,300)	(11,300)	-
Conversion of preferred shares into ordinary shares	4,000,000	2	4,345	-	-	-	4,347	-
Foreign currency translation adjustment	-	-	-	578	-	-	578	578
Balance at December 31, 2006	34,000,000	17	4,887	743	2,353	(16,137)	(8,137)	13,568
Share-based compensation	-	-	1,261	-	-	-	1,261	-
Net income	-	-	-	-	-	33,816	33,816	33,816
Provision for statutory reserve	-	-	-	-	3,335	(3,335)	-	-
Foreign currency translation adjustment	-	-	-	2,184	-	-	2,184	2,184
Issuance of ordinary shares upon IPO	13,800,000	7	220,793	-	-	-	220,800	-
IPO costs and related expenses	-	-	(18,151)	-	-	-	(18,151)	-
Conversion of preferred shares to ordinary shares	9,496,932	5	16,073	-	-	-	16,078	-
Balance at December 31, 2007	57,296,932	$29	$224,863	$2,927	$5,688	$14,344	$247,851	$36,000

The accompanying notes are an integral part of these consolidated financial statements.

CHINA DIGITAL TV HOLDING CO., LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(In U.S. dollars in thousands, except share data)

	For the years ended December 31,
	2005	2006	2007
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$4,543	$12,990	$33,816
Minority interest	975	430	-
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	586	556	926
Stock-based compensation	212	338	1,261
Fair value change of warrant	18	5,406	-
Loss on disposal of property and equipment	-	36	-
Allowance for doubtful account	-	215	184
Write-down of inventory value	-	24	137
Accrue warranty	9	27	(6)
Equity investment loss from equity method investments	-	-	6
Accrue interest income	-	-	(122)
Changes in assets and liabilities:
Accounts receivable	(907)	(1,046)	(3,091)
Inventories	(142)	(1,548)	(161)
Prepaid expenses and other current assets	(85)	(840)	185
Deferred cost	(20)	168	226
Amount due from related parties	87	(125)	(70)
Accounts payable	237	337	(444)
Income tax payable	-	-	692
Accrued expenses and other current liabilities	266	408	2,533
Deferred revenue	220	3,773	(2,033)
Deferred income taxes	(66)	(59)	(201)
Net cash provided by operating activities	5,933	21,090	33,838
CASH FLOWS FROM INVESTING ACTIVITIES:
Payment/ receipt from N-T Information Engineering on Zhongshi Digital TV Technology Co., Ltd. (see note 22b)	(1,997)	1,997	-
Short-term loan to N-T Information Engineering (see notes 22a and 22c)	(743)	743	(1,471)
Long-term investments	-	-	(399)
Purchase of property and equipment	(342)	(376)	(1,219)
Payment/receipt for acquisition of set-top box design business (see note 4)	-	(3,770)	1,543
Bank deposit maturing over three months	-	-	(17,092)
Restricted cash	17	(2)	(625)
Net cash used in investing activities	(3,065)	(1,408)	(19,263)
CASH FLOW FROM FINANCING ACTIVITIES:
Capital injection by SAIF in N-S Digital TV	-	350	-
Capital injection by N-T Information Engineering in N-S Digital TV	-	276	-
Proceeds from issuance of ordinary shares	3	-	220,800
IPO costs and related expenses paid	-	-	(17,470)
Exercise of warrant	-	2,101	-
Dividend paid to ordinary shareholders	-	(7,309)	(8,260)
Dividend paid to participating preferred shareholders	-	(2,691)	(3,040)
Net cash provided by/ (used in) financing activities	3	(7,273)	192,030
Effect of exchange rate changes	123	456	1,216
NET INCREASE IN CASH AND CASH EQUIVALENTS	2,994	12,865	207,821
CASH AND CASH EQUIVALENTS, BEGINNING OF THE YEAR	5,278	8,272	21,137
CASH AND CASH EQUIVALENTS, END OF THE YEAR	$8,272	$21,137	$228,958
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Income tax paid	-	-	1,942
NON-CASH FINANCING ACTIVITIES:
Conversion of Series A convertible redeemable preferred shares to ordinary shares	-	4,347	16,078

The accompany notes are an integral part of these consolidated financial statements.

CHINA DIGITAL TV HOLDING CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007
(In U.S. dollars in thousands, except share data)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES

China Digital TV Technology Co., Ltd. ("CDTV BVI") was incorporated in the British Virgin Islands ("BVI") as a limited liability company on March 9, 2004 by the shareholders of Novel-Tongfang Information Engineering Co., Ltd. ("N-T Information Engineering") and SB Asia Infrastructure Fund L.P. ("SAIF"), a third-party investor. The principal activities of CDTV BVI are to install and integrate conditional access systems, subscriber management systems and electronic program guidance systems to cable TV operators in the People's Republic of China ("PRC") and to sell digital TV intelligent cards ("smart cards") to these operators.

The development, production and sale of commercial encryption products in the PRC are regulated by the PRC National Encryption Administrative Bureau. Currently, foreign-invested enterprises incorporated in the PRC are not expressly prohibited from conducting encryption-related businesses; however, they may have difficulty obtaining the licenses or permits required for conducting such businesses from the Encryption Bureau due to the PRC Encryption Authority's generally restrictive approach towards foreign participation in the PRC encryption industry. In consideration of the PRC Encryption Authority's preferences, CDTV BVI conducts substantially all of its operations through its subsidiary, Beijing Super TV Co., Ltd. ("Super TV"), and Novel-Tongfang Digital TV Technology Co., Ltd. ("N-T Digital TV"), a variable interest entity ("VIE"), which is 100% owned by PRC citizens and has obtained the license to operate such business in the PRC. N-T Digital TV was established in the PRC on May 31, 2004 by the shareholders of N-T Information Engineering (who contributed 75% of the paid-in capital) and Ms. Li Yang, who is a PRC citizen representing SAIF (which contributed 25% of the paid-in capital). N-T Digital TV was subsequently renamed to Beijing Novel-Super Digital TV Technology Co., Ltd. ("N-S Digital TV") in December 2007. In August 2007, Ms. Li Yang transferred her entire equity interest in N-S Digital TV to Ms. Wei Gao, a PRC citizen representing SAIF. CDTV BVI does not have a direct equity interest in N-S Digital TV, but instead enjoys the economic benefits of N-S Digital TV through a series of contractual arrangements entered into between Super TV and N-S Digital TV.

A majority of the Group's customers are provincial and municipal cable network operators in the PRC, which are primarily state-owned enterprises (SOEs). Due to the above-mentioned regulatory considerations, these SOEs tend to purchase CA systems from PRC local companies, rather than from companies with foreign investment such as Super TV. In order to comply with PRC regulations and participate in the smart card and CA systems business (for the benefit of the Group), the Company arranged for Super TV to enter into the following agreements with N-S Digital TV:

•	Asset Purchase Agreement: N-T Information Engineering transferred to Super TV the fixed assets relating to its smart card and CA systems business for a purchase price of $698.

•
Equipment Leasing Agreement: Super TV leases to N-S Digital TV certain smart card and CA systems business-related equipment. The term of the lease is ten years, which may be renewed by the parties one month before this agreement expires without any significant change to the terms and conditions of the original agreement. This agreement was terminated in March 2007.

CHINA DIGITAL TV HOLDING CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007
(In U.S. dollars in thousands, except share data)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES - continued

•
Technical Support and Related Services Agreement: Super TV exclusively provides N-S Digital TV and/or its customers with technical support, technical training, personnel services relating to N-S Digital TV's marketing activities and services relating to the maintenance and optimization for the products and software of N-S Digital TV's customers at N-S Digital TV's request.

•
Technology License Agreement: N-S Digital TV granted Super TV, free of charge, an exclusive license to use certain software copyrights, patents, unpatentable technology and technical secrets relating to the smart card and CA systems business that was transferred from N-T Information Engineering to N-S Digital TV. The term of the license is ten years.

•	Technology Development Agreement: N-S Digital TV engaged Super TV to develop all technology required by N-S Digital TV or its customers.

•
Products and Software Purchase Agreement: N-S Digital TV exclusively purchased from Super TV all the smart cards and related software products required for its CA systems. The purchase price was agreed by the two parties and may be adjusted by agreement between the parties annually on an arm's-length basis. The term of the agreement is 15 years.

•
Equity Transfer Option Agreement: Pursuant to the transfer option agreement, N-T Information Engineering and Ms. Wei Gao (representing SAIF) jointly granted Super TV an exclusive and irrevocable option to purchase all of their equity interest in N-S Digital TV at any time that Super TV deems fit. Super TV may purchase such equity interest by itself or designate another party to purchase such equity interests. The exercise price of the option will be determined among the parties at the time of the exercise and should satisfy the requirements of the PRC law or approval authorities with respect to the minimum purchase price and the basis for the determination of the purchase price.

•
Business Operating Agreement: N-T Information Engineering, Ms. Wei Gao and N-S Digital TV agreed to (1) accept the policies and guidelines furnished by Super TV from time to time with respect to the hiring and dismissal of employees, operational management and financial systems of N-S Digital TV, (2) appoint the candidates recommended by Super TV as directors of N-S Digital TV and appoint the senior management personnel of Super TV as the general manager, chief financial officer and other senior officers of N-S Digital TV based on Super TV's recommendations, and (3) seek a guarantee from Super TV first when any guarantee is required to secure performance by N-S Digital TV of any contract or working capital loans borrowed by N-S Digital TV. In return, N-S Digital TV agreed to pledge its assets and receivables to Super TV.

CHINA DIGITAL TV HOLDING CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007
(In U.S. dollars in thousands, except share data)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES - continued

•
Share Pledge Agreements: Pursuant to the share pledge agreements, dated September 1, 2005 and August 18, 2007, respectively, N-T Information Engineering and Ms. Wei Gao have pledged all of their respective equity interests in N-S Digital TV to Super TV to secure the payment obligations of N-S Digital TV under certain contractual arrangements between N-S Digital TV and Super TV. Under such share pledge agreements, N-T Information Engineering and Ms. Wei Gao have agreed not to transfer their equity interests in N-S Digital TV or create, or allow the creation of, any pledge on their respective equity interest in N-S Digital TV that may affect Super TV's interests without Super TV's consent. Pursuant to such agreements, Super TV is entitled to receive the dividends on the pledged equity interests during the term of the pledges.

Pursuant to such agreements, Super TV has received 100% of N-S Digital TV shareholders' voting interest in N-S Digital TV and has the right to receive any dividends declared and paid by N-S Digital TV. In addition, since its formation in May 2004, N-S Digital TV has not declared or distributed any dividends to any shareholders, and the shareholders of Super TV do not have an intention for N-S Digital TV to declare or distribute any dividends in the future. As a result, Super TV absorbs a majority of N-S Digital TV's expected residual returns and holds variable interests in N-S Digital TV. Since Super TV is the primary beneficiary of the VIE arrangement, it consolidates N-S Digital TV under Financial Accounting Standards Board ("FASB") Interpretation ("FIN") No. 46(R), "Consolidation of Variable Interest Entities-an interpretation of Accounting Research Bulletin ("ARB') No. 51", which requires certain variable interest entities to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties.

In April 2007, the shareholders of CDTV BVI established China Digital TV Holding Co., Ltd. ("CDTV Holding") as a new holding Company of CDTV BVI and its subsidiary and VIE, CDTV Holding was incorporated in the Cayman Islands.

In May 2007, CDTV BVI executed a 40-for-1 share split which applies to all of its ordinary shares, Series A convertible redeemable preferred shares, warrants and stock options. The impact of the share split has been retroactively reflected in the Group's consolidated financial statements.

Following this share split, the shareholders of CDTV BVI exchanged all of their shares of CDTV BVI for shares of CDTV Holding in proportion to their percentage interests in CDTV BVI. As a result, CDTV BVI became a wholly owned subsidiary of CDTV Holding. CDTV Holding, CDTV BVI, Super TV and N-S Digital TV are collectively referred to as the Group. As the incorporation of CDTV Holding is a transaction between entities under common control, for financial statement presentation purposes, the Group prepared its consolidated financial statements with CDTV Holding as the holding company for the years ended December 31, 2005, 2006 and 2007 as if CDTV Holding had been in existence for all periods presented.

CHINA DIGITAL TV HOLDING CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007
(In U.S. dollars in thousands, except share data)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES - continued

In October 2007, the Group completed an initial public offering ("IPO") of 13,800,000 American depositary shares representing 13,800,000 of the Company's ordinary shares. Upon the completion of the IPO, all of the Company's outstanding 8,600,000 preferred shares were automatically converted into 9,496,932 ordinary shares.

In December 2007, the Group established two 100% owned subsidiaries, Golden Benefit and N-S Media Investment in Hong Kong and the PRC respectively.

As of December 31, 2007, CDTV Holding's subsidiaries and VIE include the following entities:

Subsidiary	Date of incorporation/establishment	Place of incorporation/ establishment

CDTV BVI	March 9, 2004	BVI
Super TV	May 31, 2004	the PRC
Golden Benefit	December 6, 2007	Hong Kong
N-S Media Investment	December 19, 2007	the PRC

VIE

N-S Digital TV	May 31, 2004	the PRC

Recapitalization

Prior to its transfer to N-S Digital TV in June 2004, the smart card and CA systems business was owned and operated by N-T Information Engineering. N-T Information Engineering is a private company incorporated in the PRC and was engaged in the business of development and sales of digital television technologies and broadband and satellite data broadcasting systems. It was formed in 1998 and in June 2004 it was owned by Yunxi Group, Dongguan Huarong Science and Technology Company ("Huarong") and Beijing Huakai Science and Technology Company ("Huakai") with an equity interest of 70%, 19% and 11%, respectively. Yunxi Group is a PRC stateowned enterprise. Huarong was owned by five individuals, Dr. Zengxiang Lu, Mr. Jianhua Zhu, Mr. Hua Guo, Mr. Jiang Lin and Mr. Weixuan Zhang, with 20% equity interest each. Huakai was owned by three individuals, Dr. Zengxiang Lu, Mr. Jianhua Zhu and Mr. Zhenwen Liang, with 33.3% equity interest each. N-T Information Engineering was therefore controlled by Yunxi Group.

Through the following series of integrated steps, the business was transferred from N-T Information Engineering to N-S Digital TV and N-S Digital TV became an entity consolidated by Super TV and ultimately by CDTV Holding. This series of interrelated and anticipated transactions has been accounted for as a recapitalization of the smart card and CA systems business with no change in basis because no single shareholder obtained control of CDTV BVI.

CHINA DIGITAL TV HOLDING CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007
(In U.S. dollars in thousands, except share data)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES - continued

Recapitalization - continued

•
In March 2004, CDTV BVI was formed with a nominal cash investment by all but two of the ultimate owners of N-T Information Engineering. In June 2004, SAIF contributed $5,000 to CDTV BVI in exchange for a 25% interest in convertible redeemable preferred shares of CDTV BVI. Upon SAIF's investment, CDTV BVI was owned by Yunxi Group, China Capital, China Cast and SAIF with an equity interest (on an as-converted basis) of 30%, 40%, 5% and 25%, respectively. China Capital was owned by three individuals, Dr. Zengxiang Lu, Mr. Jianhua Zhu and Mr. Hua Guo, with 33.3% equity interest each. China Cast was owned by three individuals, Dr. Zengxiang Lu, Mr. Jianhua Zhu and Mr. Zhenwen Liang, with 33.3% equity interest each. No one shareholder therefore controlled CDTV BVI.

•	In May 2004, N-T Information Engineering and SAIF formed N-S Digital TV, a PRC entity.

•
On June 7, 2004, N-T Information Engineering and N-S Digital TV entered into an asset transfer agreement, whereby N-T Information Engineering transferred its smart card and CA systems business including tangible assets, patents and software to N-S Digital TV for a cash consideration of $1,284. The carrying value of the assets transferred was $946 and the difference between the cash consideration and the carrying value of the assets transferred ($338) was recorded as a distribution to the shareholders of N-T Information Engineering.

•
On June 7, 2004, CDTV BVI formed Super TV and Super TV and N-S Digital TV entered into the contractual arrangements described above under which Super TV enjoys the economic ownership of N-S Digital TV.

The Group has consolidated the results of the smart card and CA systems business for the years ended December 31, 2004, 2005 and 2006 and 2007. As N-S Digital TV was established on May 31, 2004 with no prior operating activities, for the purpose of financial statement presentation, the smart card and CA systems related financial information, including revenues, costs and expenses, that was originally recorded on N-T Information Engineering's books before the transfer of its smart card and CA systems business to N-S Digital TV in early June 2004 was carved out from N-T Information Engineering's historical financial statements and included in the Group's consolidated financial statements.

CHINA DIGITAL TV HOLDING CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007
(In U.S. dollars in thousands, except share data)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES - continued

Recapitalization - continued

In addition, at the time that N-T Information Engineering agreed to transfer its smart card and CA systems business to N-S Digital TV, there was a list of uncompleted sales agreements (the "sales agreements") entered into by N-T Information Engineering with its customers. It was agreed that N-T Information Engineering would continue to fulfill the sales agreements and receive the full economic benefits. It was also agreed that the economic benefits (net income) derived from the sales agreements would belong solely to N-T Information Engineering and N-T Information Engineering would use the net cash generated from the sales agreements after deducting payments on purchases and direct costs and expenses related to the sales agreements as its capital contributions to N-S Digital TV. As a result, the net income generated from the fulfillment of the sales agreements of $1,319 in 2004, $975 in 2005, $430 in 2006, respectively, is presented as net income attributable to the minority interest in the consolidated statements of operations. In addition, N-T Information Engineering contributed $276 in cash in 2006. The $3,000 capital contribution made by N-T Information Engineering was presented by the Group as a minority interest as the funds were put in by N-T Information Engineering's shareholders without recourse to CDTV BVI.

In June 2004, SAIF made a capital contribution of $5,000 in CDTV BVI and received Series A convertible redeemable preferred shares and a detachable warrant on convertible redeemable preferred shares in CDTV BVI. SAIF also made a capital contribution of $1,000 in N-S Digital TV through a nominee, initially Ms. Li Yang and, from August 2007, Ms. Wei Gao. The Company allocated the $5,000 capital contribution in CDTV BVI between the preferred shares and the warrant based on the respective fair value of each instrument when the preferred shares and the warrant were issued in June 2004. See Note 17 and Note 18 for a more detailed description of this transaction and the related accounting for the preferred shares and the warrant. The $1,000 capital injected by SAIF was also presented as a minority interest in the consolidated balance sheet as this was injected by SAIF using its own funds without recourse to CDTV BVI.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)	Basis of presentation

The consolidated financial statements of the Group have been prepared in accordance with the accounting principles generally accepted in the United States of America ("US GAAP").

(b)	Basis of consolidation

The consolidated financial statements of the Group include the financial statements of CDTV Holding, its subsidiaries and its variable interest entity. All inter-company transactions and balances have been eliminated upon consolidation.

CHINA DIGITAL TV HOLDING CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007
(In U.S. dollars in thousands, except share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(c)	Cash and cash equivalents

Cash and cash equivalents consist of cash on hand and highly liquid investments which are unrestricted as to withdrawal or use and which have maturities of three months or less when purchased.

(d)	Use of estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and revenues and expenses in the financial statements and accompanying notes. Significant accounting estimates reflected in the Group's consolidated financial statements include useful life of CA system, allowance for doubtful accounts, accrual of warranty, the useful lives and impairment of property and equipment, useful lives and impairment of intangible assets, allowance for obsolete inventories, valuation allowance for deferred tax assets, impairment of goodwill, collectibility of amounts due from related parties, impairment of long-term investments, and the fair values of Series A convertible redeemable preferred shares and the detachable warrant.

(e)	Significant risks and uncertainties

The Group participates in a dynamic industry and believes that the following risks, among other things, could have a material adverse effect on the Group's future financial position, results of operations, or cash flows: the Group's limited operating history, advances and trends in new technologies and industry standards, competition from other competitors, regulatory or other PRC-related factors, risks associated with the Group's ability to attract and retain employees necessary to support its growth, risks associated with the Group's growth strategies, and general risks associated with the digital TV industry.

(f)	Inventories

Inventories are stated at the lower of cost (weighted average) or market value. The Group writes down the inventory for excess and obsolete inventories determined primarily by future demand forecasts. For the years ended December 31, 2005, 2006 and 2007, the Group wrote down inventory by $Nil, $24 and $137 respectively.

(g)	Property and equipment, net

Property and equipment are carried at cost less accumulated depreciation and amortization. Depreciation and amortization are calculated on a straight-line basis over the following estimated useful lives:

Computer and electronic equipment	3 years
Furniture and fixture	5 years
Leasehold improvement	shorter of useful life of the asset or the lease term
Motor vehicles	5 years

CHINA DIGITAL TV HOLDING CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007
(In U.S. dollars in thousands, except share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(h)	Impairment of long-lived assets

The Group reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable. When these events occur, the Group measures impairment by comparing the carrying value of the long-lived assets to the estimated undiscounted future cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flows is less than the carrying amount of the assets, the Group would recognize an impairment loss based on the fair value of the assets. The Group did not incur any impairment loss for the years ended December 31, 2005, 2006 and 2007, respectively.

(i)	Goodwill

Goodwill is not amortized but tested for impairment on an annual basis and between annual tests in certain circumstances. Goodwill impairment is tested using a two-step approach. The first step compares the fair value of a reporting unit to its carrying amount, including goodwill. If the fair value of the reporting unit is greater than its carrying amount, goodwill is not considered impaired and the second step is not required. If the fair value of the reporting unit is less than its carrying amount, the second step of the impairment test measures the amount of the impairment loss, if any, by comparing the implied fair value of goodwill to its carrying amount. If the carrying amount of goodwill exceeds its implied fair value, an impairment loss is recognized equal to that excess. The implied fair value of goodwill is calculated in the same manner that goodwill is calculated in a business combination, whereby the fair value of the reporting unit is allocated to all of the assets and liabilities of that unit, with the excess purchase price over the amounts assigned to assets and liability representing the implied fair value of goodwill. Estimating fair value is performed by utilizing various valuation techniques, with the primary technique being a discounted cash flow. The Group has one reporting unit and has determined to perform the annual impairment test on December 31 of each year. The Group did not incur any impairment loss on goodwill for the years ended December 31, 2006 or 2007. Exchange realignment of $35 was debited to goodwill for year ended December 31, 2007.

(j)	Long-term investments

Investee companies over which the Company has an equity interest over 50%, but the minority shareholders have substantive rights to participate in significant operating decisions are accounted for using the equity method under Financial Accounting Standards Board ("FASB") Emerging Issues Task Force 96-16 ("EITF 96-16") "Investor's Accounting for an Investee When the Investor Has a Majority of the Voting Interest but the Minority Shareholder or Shareholders Have Certain Approval or Veto Rights"

CHINA DIGITAL TV HOLDING CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007
(In U.S. dollars in thousands, except share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(j)	Long-term investments - continued

Investee companies over which the Company has the ability to exercise significant influence, but does not have a controlling interest are accounted for using the equity method. Significant influence is generally considered to exist when the Company has an ownership interest in the voting stock of the investee between 20% and 50%, and other factors, such as representation on the investee's Board of Directors, voting rights and the impact of commercial arrangements, are considered in determining whether the equity method of accounting is appropriate.

(k)	Revenue recognition

The Group's revenues are principally derived from sales of products and services. Specifically, sales of products include 1) sales of smart cards, and 2) sales of set-top boxes and other products. Sales of services include the following four arrangements:

(1)	Head-end software, hardware and related system integration service ("SI service");
(2)	Head-end system development service ("SD service");
(3)	Licensing income; and
(4)	Royalty income.

Sales of smart cards

Smart cards are manufactured by third-party manufacturers based on the Group's blueprints. When the Group receives these products from the manufacturers, the Group programs each one with a unique security code so that it can communicate with the Group's CA systems. A substantial majority of the smart cards sold by the Group are paid for pursuant to contractual terms requiring payment either prior to or upon delivery. Revenue from sales of smart cards is recognized in accordance with Staff Accounting Bulletin ("SAB") 104, "Revenue Recognition". Specifically, revenue is recognized after a sales agreement is signed, the price is fixed or determinable, products are delivered to customers, and collection of the resulting receivables is assured. The Group also offers some of its customers a lower price when the cumulative volume of smart card purchases from the same customer is greater than a set volume during a specific period. The Group takes into account this arrangement and defers recognition of revenue in accordance with EITF Issue No. 00-22, "Accounting for "Points" and Certain Other Time-Based or Volume-Based Sales Incentive Offers, and Offers for Free Products or Services to Be Delivered in the Future". The Group accounts for cumulative volume customer incentives as deferred revenue and that is deducted from the initial revenue.

The Group generally guarantees the quality of smart cards for periods ranging from one to three years, and if any smart cards are found to have defects during the warranty period, the Group is obligated to replace them at the Group's cost. Historically the defect rate of smart cards has been low and the Group accrues warranty liabilities based on historical information.

CHINA DIGITAL TV HOLDING CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007
(In U.S. dollars in thousands, except share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(k)	Revenue recognition - continued

Set-top box and others

The Group also derives revenues from the sales of products other than smart cards, such as set-top boxes and other related products. Revenue from sales of set-top box and other products is also recognized in accordance with SAB 104. Revenue is recognized after a sales agreement is signed, the price is fixed or determinable, products are delivered to customers, and collection of the resulting receivables is assured.

SI service

For the SI service, the Group signs contracts with cable network operators to install and integrate the Group's software with the hardware and software purchased from third-party suppliers. The Group's software includes CA system software, subscriber management system software and head-end electronic program guide software.

CA system software consists of software that is installed at the premises of the television network operator, or the head end. CA systems enable television network operators to deliver secured contents and services to their subscribers.

Subscriber management system is software used by television network operators to support their operation, archive subscriber information and operational information, and to generate billings to subscribers.

Head-end electronic program guide software is software that enables television network operators to distribute DVB standard Program Specific Information and Service Information to the subscribers.

Deliverables of SI service include: software, hardware, integration, installation, training and post-contract customer support ("PCS"). When the provision of services is substantially completed, i.e., when the Group delivers its software, purchases the hardware and software from third-party suppliers, integrates them together, and provides installation and training to customers, customers sign the preliminary acceptance. Final acceptance is typically signed six months to one year after the issuance of the preliminary acceptance if no major technical problems are discovered. Software is considered delivered to customers when preliminary acceptance is signed because only at that time are customers able to use the software in the integrated system. For majority of the contracts, the Group offers one-year free PCS, including telephone support and bug-fixing beginning from preliminary acceptance. However, in some of the contracts, the Group offers free PCS for a period of more than one year beginning from preliminary acceptance; while in some other contracts, the PCS does not have a specified definite period.

CHINA DIGITAL TV HOLDING CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007
(In U.S. dollars in thousands, except share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(k)	Revenue recognition - continued

SI service - continued

The SI service includes a significant software portion. The software is not regarded as incidental to the provision of services as a whole because the marketing of such services focuses on the internally developed technologies included in the software. Therefore, Statement of Position ("SOP") 97-2, "Software Revenue Recognition", is applicable for these services. The Group cannot establish vendor-specific objective evidence of the fair values of the deliverables; therefore, according to SOP 97-2, revenue is recognized when the last deliverable in the arrangement is delivered and when all of the following criteria have been met:

(1)	Persuasive evidence of an arrangement exists;
(2)	Delivery has occurred;
(3)	The vendor's fee is fixed or determinable; and
(4)	Collectibility is probable.

The systems are installed and tested at the customers' sites. Generally all the technical issues are identified and resolved before the preliminary acceptance is issued by the customers. Afterwards, the customers will begin to use the installed systems for operation.

For the contracts where the Group offers free PCS for one year or less, the cost incurred between the issuance of the preliminary acceptance and the end of the free PCS period has historically been insignificant. Therefore revenue is recognized when the entire installation and integration of software is completed, which is indicated by obtaining the preliminary acceptance from customers. In limited situations where there is only one acceptance from the customer, rather than a preliminary and final acceptance, revenue is recognized when the single acceptance is obtained. For contracts where the Group offers free PCS for more than one year, although the cost incurred during the PCS term has been historically insignificant, the Group is contractually obligated to provide not only telephone support and bug-fixing, but also free upgrade for customers when there is a change in the national or industry standards related to cable digital television and in situations where there is a security breach of the Group's software contained in the SI service. Therefore, the Group defers the revenue for the contracts and recognizes it over the PCS term. Where the PCS term has no specified definite period, the Group recognizes such revenue over the estimated useful life of the CA system, which the Group has determined to be five years.

CHINA DIGITAL TV HOLDING CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007
(In U.S. dollars in thousands, except share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(k)	Revenue recognition - continued

SD service

The Group develops head-end system applications relating to digital TV technology for its customers.

Deliverables in SD service include the completed software application. A few arrangements also include one-year free PCS starting from customer acceptance, but no arrangement includes free PCS for more than one year. Payment terms vary based on the stage of the service. Normally a portion of the contract amount is paid when the contract is signed, and the remainder is paid upon the completion of the project and customer acceptance. The cost of providing free PCS has historically been insignificant.

Because a system development arrangement requires significant production, modification, or customization of software, the Group refers to ARB 45, "Long-Term Construction-Type Contracts", and SOP 81-1, "Accounting for Performance of Construction-Type and Certain Production-Type Contracts". As the Group cannot properly measure progress toward completion, the completed-contract method is used. Revenue for system development is recognized when the system development is finished and accepted by the customer.

Licensing income

The Group coordinates with network operators to produce set-top boxes compatible with the Group's CA systems. The Group enters into contracts with set-top box manufacturers selected by customers and provides these manufacturers with either a set-top design or CA system terminal-end software that is integrated in the set-top boxes and which permits the unscrambling of digital TV broadcasts that have been transmitted by TV network operators who use the Group's CA systems. The set-top box manufacturers pay the Group a one-time license fee, which includes a testing and certifying fee, for obtaining the blueprints and technologies in the form of software. According to the contracts, these manufacturers are required to provide a set-top box prototype to the Group in order to obtain a certificate from the Group which indicates the set-top box is compatible with the Group's CA systems and suitable for mass-production. The licenses to set-top box manufacturers are perpetual once provided. No PCS is offered in the licensing arrangement.

Licensing income is recognized when all revenue recognition criteria according to SOP 97-2 have been met, which is indicated by the issuance of a certificate to the set-top box manufacturer by the Group.

In addition, all advances from customers and prepaid fees received from customers or set-top box manufacturers are initially recognized as deferred revenue and revenue is recognized when the above revenue recognition criteria are met.

CHINA DIGITAL TV HOLDING CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007
(In U.S. dollars in thousands, except share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(k)	Revenue recognition - continued

Royalty income

Other than the one-time license fee, the Group also receives royalties for each set-top box sold. Royalties are received either from set-top box manufacturers, or from television network operators who purchase the Group's CA systems, depending on which party the Group enters the contracts with.

Royalty revenue is recognized when earned and collectibility is reasonably assured.

For royalty income collected from set-top box manufacturers, royalty revenue is recognized upon the receipt of sales reports from set-top box manufacturers and when payment is received.

For royalty income received from television network operators, the Group requests the television network operators to pay the royalty to the Group directly when they purchase the Group's smart cards, in which case all the revenue is recognized as part of the smart card sales when these smart cards are delivered to the customers.

(l)	Deferred costs

Deferred costs are the incremental costs that are directly associated with revenue from SI service contracts that provide free PCS for more than one year. Deferred costs mainly consist of hardware and software purchased from third-party suppliers. Deferred costs are recoverable through the future revenue streams and are recorded as an asset and amortized to cost of revenue over the same period that the revenue is recognized. Amortization of deferred costs for the period for the years ended December 31, 2005, 2006, 2007 totaled $498, $561 and $660 respectively.

(m)	Value added tax ("VAT") and VAT refund

VAT on sales is calculated at 17% on revenue from product sales and SI Services and paid after deducting input VAT on purchases. The net VAT balance between input VAT and output VAT is reflected in the accounts under other taxes payable.

For certain software related products that are qualified as "software products" by PRC tax authorities, the Group can pay VAT at 17% first and then receive 14% refund after it is paid. The Group records VAT refund receivables on accrual basis. VAT refund is recorded in revenue in the statement of operations.

CHINA DIGITAL TV HOLDING CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007
(In U.S. dollars in thousands, except share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(n)	Business tax

The Group's PRC subsidiary and VIE are subject to business tax and related surcharges at the rate of 5.5% on revenue related to certain types of services. Business tax is recorded as a deduction from revenue when in the same period in which revenue is recognized.

(o)	Operating leases

Leases where substantially all the rewards and risks of ownership of assets remain with the lessor are accounted for as operating leases. Payments made under operating leases are charged to the consolidated statements of operations on a straight-line basis over the lease periods.

(p)	Foreign currency translation

The functional and reporting currency of the Company is US dollar. The functional currency of the Company's subsidiaries in the PRC is Renminbi ("RMB").

Monetary assets and liabilities denominated in currencies other than the applicable functional currencies are translated into the functional currencies at the prevailing rates of exchange at the balance sheet date. Nonmonetary assets and liabilities are remeasured into the applicable functional currencies at historical exchange rates. Transactions in currencies other than the applicable functional currencies during the year are converted into the functional currencies at the applicable rates of exchange prevailing at the transaction dates. Transaction gains and losses are recognized in the consolidated statements of operations.
The functional currency of the Company's subsidiaries in the PRC is Renminbi ("RMB").

For translating the results of the PRC subsidiaries into the functional currency of the Company, assets and liabilities are translated from each subsidiary's functional currency to the reporting currency at the exchange rate on the balance sheet date. Equity amounts are translated at historical exchange rates, and revenues, expenses, gains, and losses are translated using the average rate for the year. Translation adjustments are reported as cumulative translation adjustments and are shown as a separate component of other comprehensive income in the consolidated statements of shareholders' equity and comprehensive income.

(q)	Income taxes

Deferred income taxes are provided using the asset and liability method. Under this method, deferred income taxes are recognized for tax credits and net operating losses available for carry-forwards and significant temporary differences. Deferred tax assets and liabilities are classified as current or non-current based upon the classification of the related asset or liability in the financial statements or the expected timing of their reversal if they do not relate to a specific asset or liability. A valuation allowance is provided to reduce the amount of deferred tax assets if it is considered more likely than not that some portion of, or all of, the deferred tax assets will not be realized. Current income taxes are provided for in accordance with the laws and regulations applicable to the Group as enacted by the relevant tax authorities.

CHINA DIGITAL TV HOLDING CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007
(In U.S. dollars in thousands, except share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(q)	Income taxes - continued

In June 2006, the FASB issued Interpretation No. 48 ("FIN 48"), "Accounting for Uncertainty in Income Taxes - an interpretation of FASB Statement No. 109". FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 is effective for fiscal years beginning after December 15, 2006, with early adoption permitted. The Group has elected to adopt FIN 48 from January 1, 2004. The adoption of FIN 48 had no significant impact on the Group's accounting for income taxes for the years ended December 31, 2004, 2005, 2006 and 2007.

(r)	Comprehensive income

Comprehensive income includes net income and foreign currency translation adjustments. Comprehensive income is reported in the statements of shareholders' equity and other comprehensive income.

(s)	Fair value of financial instruments

The carrying amounts of cash equivalents, restricted cash, accounts receivable, accounts payable, amounts due from (to) related parties, and warrants approximate their fair values due to the short-term maturity of these instruments.

(t)	Net income per share

The Group has determined that its convertible redeemable preferred shares were participating securities as the preferred shares participate in undistributed earnings on an as-if-converted basis. Accordingly, the Group has used the two-class method of computing net income per share, for ordinary and preferred shares according to participation rights in undistributed earnings. Under this method, undistributed net income is allocated on a pro rata basis to the ordinary and preferred shares to the extent that each class may share income for the period; whereas undistributed net loss is allocated to ordinary shares only because preferred shares were not contractually obligated to share the loss.

Diluted net income per ordinary share is computed using the more dilutive of (a) the two-class method or (b) the if-converted method. For the years end December 31, 2006 and 2007, the application of the two-class method was more dilutive than the if-converted method. The Group had options and warrant outstanding which could potentially dilute basic net income per share in the future. Their dilutive effect is computed using the treasury stock method.

CHINA DIGITAL TV HOLDING CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007
(In U.S. dollars in thousands, except share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(u)	Intangible assets

Intangible assets consist of core technology, complete technology, contract backlog, and customer relationships, which are carried at cost less accumulated amortization. Amortization is computed using the straight-line method over the useful lives of the assets ranging from 1 to 7.5 years.

(v)	Research and development expenses

Research and development costs are incurred in the development of the digital TV and set-top box technologies, including significant improvements and refinements to existing products and services. The Group applies Statement of Financial Accounting Standards ("SFAS") No. 86, "Accounting for the Costs of Computer Software to Be Sold, Leased, or Otherwise Marketed". In particular, nearly all of the research and development expenditure incurred since the Group's formation has been to establish the technological feasibility of the Group's software. As a result, all research and development costs are expensed as incurred.

(w)	Share-based compensation

Share-based payment transactions with employees, such as share options, are measured based on the grant date fair value of the equity instrument issued in accordance with SFAS No. 123(R), "Share-Based Payment", and recognized as compensation expense over the requisite service period based on the graded vesting attribution method, with a corresponding impact reflected in additional paid-in capital.

(x)	Concentration of credit risk

Financial instruments that potentially expose the Group to concentrations of credit risk consist primarily of cash and cash equivalents and accounts receivable. The Group places their cash and cash equivalents with financial institutions with high-credit ratings and quality.

The Group conducts credit evaluations of customers and generally does not require collateral or other security from customers. The Group establishes an allowance for doubtful accounts primarily based upon the age of the receivables and factors relevant to determining the credit risk of specific customers. The amount of receivables ultimately not collected by the Group has generally been consistent with management's expectations and the allowance established for doubtful accounts.

CHINA DIGITAL TV HOLDING CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007
(In U.S. dollars in thousands, except share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(x)	Concentration of credit risk - continued

Details of the customers accounting for 10% or more of total revenues are as follows:

	Years ended December 31,
Customer	2005	2006	2007
	%	%	%
A	-	14.5	14.1
B	12.6	13.0	-
C	20.0	-	-
D	11.5	-	-

Details of the customers accounting for 10% or more of accounts receivable are as follows:

	December 31,
Customer	2006	2007
	%	%

E	17.4	-

(y)	Recently issued accounting standards

In September 2006, the FASB issued SFAS No. 157 Fair Value Measurements. This statement defines fair value, establishes a framework of measuring fair value, and expands disclosures about fair value measurements. SFAS No. 157 is effective for financial statements to be issued for fiscal years beginning after November 15, 2007. The Group does not expect the adoption of SFAS No. 157 to have a material impact on its financial statements.

In February 2007, the FASB issued SFAS No. 159 The Fair Value Option for Financial Assets and Financial Liabilities. SFAS No. 159 provides entities with an option to report selected financial assets and liabilities at fair value, with the objective to reduce both the complexity in accounting for financial instruments and the volatility in earnings caused by measuring related assets and liabilities differently. SFAS No. 159 is effective for financial statements to be issued for fiscal years beginning after November 15, 2007. The Group does not expect the adoption of SFAS No. 159 to have a material impact on its financial statements.

CHINA DIGITAL TV HOLDING CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007
(In U.S. dollars in thousands, except share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(y)	Recently issued accounting standards - continued

In December 2007, the FASB issued SFAS No. 141 (R), "Business Combination", to improve reporting creating greater consistency in the accounting and financial reporting of business combinations. The standard requires the acquiring entity in a business combination to recognize all (and only) the assets acquired and liabilities assumed in the transaction; establishes the acquisition-date fair value as the measurement objective for all assets acquired and liabilities assumed; and requires the acquirer to disclose to investors and other users all of the information they need to evaluate and understand the nature and financial effect of the business combination. SFAS No. 141(R) applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. An entity may not apply it before that date. The Company is currently evaluating whether the adoption of SFAS No. 141(R) will have a significant effect on its consolidated financial position, results of operations or cash flows.

In December 2007, the FASB issued SFAS No. 160, "Noncontrolling Interests in Consolidated Financial Statements" to improve the relevance, comparability, and transparency of financial information provided to investors by requiring all entities to report noncontrolling (minority) interests in subsidiaries in the same way as required in the consolidated financial statements. Moreover, SFAS No. 160 eliminates the diversify that currently exists in accounting for transactions between an entity and noncontrolling interests by requiring they be treated as equity transaction. SFAS No. 160 is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008. Earlier adoption is prohibited. The Company is currently evaluating whether the adoption of SFAS No. 160 will have a significant effect on its consolidated financial position, results of operations or cash flows.

3.	SEGMENT INFORMATION AND REVENUE ANALYSIS

In accordance with SFAS No. 131, "Disclosures About Segments of an Enterprise and Related Information", the Group's chief operating decision maker is the Chief Executive Officer, who reviews consolidated results of operations prepared in accordance with US GAAP when making decisions about allocating resources and assessing performance of the Group; hence, the Group has only one operating segment. The Group has internal reporting that does not distinguish between markets or segments.

The Group operates in the PRC and all of the Group's long-lived assets are located in the PRC.

CHINA DIGITAL TV HOLDING CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007
(In U.S. dollars in thousands, except share data)

3.	SEGMENT INFORMATION AND REVENUE ANALYSIS - continued

The gross revenues consist of the following products and services:

	Years ended December 31,
	2005	2006	2007
Products:
Smart Cards	$9,278	$26,223	$49,651
Set-top box and others	13	220	90
Subtotal	9,291	26,443	49,741
Services:
Head-end system integration	3,088	2,317	3,258
System development	70	558	271
Licensing income	697	1,037	1,984
Royalty income	-	270	498
Subtotal	3,855	4,182	6,011
Total	$13,146	$30,625	$55,752

Revenues include VAT refunds of $1,030, $2,509, and $5,030 for the years ended December 31, 2005, 2006 and 2007, respectively.

4.	ACQUISITION

In August 2006, the Group acquired the set-top box design business from N-T Information Engineering to expand its business in designing set-top boxes for set-top box manufacturers. This transaction was accounted for using the purchase method of accounting under SFAS No. 141, "Business Combination". The purchase price was initially agreed at $3,770 with an adjustment clause set forth in the asset purchase agreements which allows the buyer to reduce the purchase price if the cash collection from the set-top box business after the acquisition does not reach a certain level. The $3,770 purchase price was paid in August 2006. In April 2007, the Group and N-T Information Engineering reached an agreement to adjust the purchase price to $2,227 according to the terms agreed upon between the Group and N-T Information Engineering. The difference of $1,543 was recorded as an "amount due from related party-N-T Information Engineering'" as of December 31, 2006, which was paid in full by N-T Information Engineering in April 2007 (see Note 22a). According to this amendment of agreement, if the performance of the acquired set-top box business continued to fail to meet the criteria set forth in the asset purchase agreement and the related amendments, the purchase price might be further reduced in the future. In November 2007, the Group decided to eliminate this clause in the amended agreement primarily due to the excessive costs and efforts that would be involved in determining and assessing the performance of the acquired set-top box business and the subsequent negotiation of any purchase price adjustment. As a result, the purchase consideration will not be subject to further revisions.

CHINA DIGITAL TV HOLDING CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007
(In U.S. dollars in thousands, except share data)

4.	ACQUISITION - continued

As a result of the purchase method of accounting, the acquired assets and liabilities were recorded at their estimated fair market value at the date of acquisition. The following table summarizes the estimated fair values of the assets acquired and liabilities assumed on the date of the acquisition of the set-top box design business based on a purchase allocation, including the reduction in purchase consideration.

Assets acquired:
Accounts receivable	$3
Prepayments to suppliers	2
Inventories	324
Property and equipment	29
Intangible assets	1,734
Total	2,092
Liabilities assumed:
Accounts payable	173
Deferred taxes	124
Total	297
Net assets acquired	1,795
Initial consideration paid in 2006	3,770
Reduction in purchase consideration	(1,543)
Revised purchase consideration	2,227
Goodwill	$432

Intangible assets comprised of:

		Estimated useful lives

Core technology	$384	7.5 years
Complete technology	62	2.5 years
Contract backlog	284	1 year
Customer relationship	1,004	3.5 years
Total	$1,734

CHINA DIGITAL TV HOLDING CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007
(In U.S. dollars in thousands, except share data)

4.	ACQUISITION - continued

Pro forma

The following pro forma information summarizes the effect of the acquisition, if the acquisition of the set-top box business from N-T Information Engineering had occurred as of January 1, 2005 and January 1, 2006. This pro forma information is presented for information purposes only. It is based on historical information and does not purport to represent the actual results that may have occurred had the Group consummated the acquisitions on January 1, 2005 and January 1, 2006, nor is it necessarily indicative of future results of operations of the Group:

	Pro forma for the years ended December 31,
	2005	2006
	(Unaudited)	(Unaudited)

Net revenues	$13,343	$31,539
Net income attributable to holders of ordinary shares	4,256	7,204
Net income per share - basic ordinary shares	0.11	0.24
Net income per share - basic preferred shares	0.11	0.54
Net income per share - diluted	0.11	0.21

5.	RESTRICTED CASH

Restricted cash represents cash deposited in a bank account opened by the Group at the request of potential customers before the Group is invited to attend bidding of certain projects. The use of cash in such an account is normally restricted for more than three months.

6.	ACCOUNTS RECEIVABLE, NET

Accounts receivable, net, consists of the following:

	December 31,
	2006	2007

Billed receivable	$2,584	$5,064
Unbilled receivable	278	1,054
	$2,862	$6,118

CHINA DIGITAL TV HOLDING CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007
(In U.S. dollars in thousands, except share data)

6.	ACCOUNTS RECEIVABLE, NET - continued

Unbilled receivable represents amounts earned by the provision of head-end hardware and software integration and installation services but not billable at the respective balance sheet dates. The unbilled amounts become billable according to the contract terms. Pursuant to the contracts of SI services, customers generally pay the final 10% of contract amounts upon issuance of the final acceptance, while the Group recognizes revenue when the preliminary acceptance is obtained. The Group generally anticipates that substantially all unbilled amounts as of a given balance sheet date would be billed within twelve months of such balance sheet dates.

Movement of allowance for doubtful accounts is as follows:

	Balance at beginning of the year	Charge to expenses	Deductions	Balance at end of the year
2006	-	$215	-	$215
2007	$215	$225	$(41)	$399

7.	INVENTORIES

Inventories consist of the following:

	December 31,
	2006	2007

Raw materials	$2,293	$2,259
Finished goods	466	708
	$2,759	$2,967

8.	PREPAID EXPENSES AND OTHER CURRENT ASSETS

Prepaid expenses and other current assets consist of the following:

	December 31,
	2006	2007
VAT refund receivables	$274	$661
Deposits	382	331
Prepayments to suppliers	692	174
Prepaid expenses	3	88
	$1,351	$1,254

CHINA DIGITAL TV HOLDING CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007
(In U.S. dollars in thousands, except share data)

9.	PROPERTY AND EQUIPMENT, NET

Property and equipment, net consist of the following:

	December 31,
	2006	2007

Computers and office equipment	$1,282	$2,119
Furniture and fixture	38	76
Leasehold improvements	42	156
Motor vehicles	136	456
	1,498	2,807
Less: accumulated depreciation and amortization	(960)	(1,428)
	$538	$1,379

For the years ended December 31, 2005, 2006 and 2007, depreciation expense was $586, $287 and $384 respectively.

10.	INTANGIBLE ASSETS, NET

Intangible assets, net consist of the following:

	December 31,
	2006	2007

Core technology	$384	$411
Complete technology	62	66
Contract backlogs	284	304
Customer relationship	1,004	1,075
	1,734	1,856
Less: accumulated amortization	(270)	(854)
	$1,464	$1,002

As a result of the acquisition of the set-top box business from N-T Information Engineering in August 2006 (see Note 4), the Group recorded amortization expense of $Nil, $269 and $542 for the years ended December 31, 2005, 2006 and 2007, respectively.

CHINA DIGITAL TV HOLDING CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007
(In U.S. dollars in thousands, except share data)

11.	LONG-TERM INVESTMENTS

Long-term investments consist of the following equity method investments:

		December 31,
	Notes	2006	2007
Nanjing Qingda Yongxin Culture Media Co., Ltd. ("Qingda Yongxin")	(a)	$-	$105
Foshan Nanhai Guokai Digital TV Technology Co., Ltd. ("Nanhai Guokai")	(b)	-	291
		$-	$396

(a)
In March, 2007, the Group and Jiangsu Qingda Technology Co. Limited ("Jiangsu Qingda"), one of its customers, set up a joint venture Qingda Yongxin, in which the Group contributed cash of $103, representing 40% of equity interest in the joint venture. Jiangsu Qingda contributed cash of $155 representing 60% of equity interest in the joint venture.

In three years after the establishment of Qingda Yongxin, the Group has the option to purchase up to additional 30% of the equity interest of Qingda Yongxin. The purchase price of the an additional interest will be determined based on the valuation of the JV on the date of purchase, which will be the higher of 10 times of its net profits in the year prior to the purchase, and the net asset value of Qingda Yongxin on the last fiscal year end date prior to the purchase.

The Group has accounted for this long-term investment under the equity method of accounting because the Group does not control the investee but has the ability to exercise significant influence over operating and financial policies of the investee. As of December 31, 2007, Qingda Yongxin has not commenced operations.

(b)
In August 2006, the Group entered into an equity transfer agreement to purchase from N-T Information Engineering its 51% equity interest in Nanhai Guokai, for a cash consideration of $311. The parties entered into a new agreement in March 2007 to reduce the consideration to $296. Nanhai Guokai is a company primarily engaged in research, development and sales of digital TV-related systems, software and products. A Japanese multinational company holds the remaining 49% equity interest in Nanhai Guokai. This transaction was completed in July 2007.

The Group has accounted for this long-term investment under the equity method of accounting because the Group does not control the investee but has the ability to exercise significant influence over operating and financial policies of the investee. The Group controls three out of five seats in the board of directors of Nanhai Guokai. The remaining two seats are controlled by the minority shareholder. According to the article of association of Nanhai Guokai, two-thirds of directors' approval is required for the appointment and dismissal of the general manager and vice general manager. Therefore the minority shareholder has substantive rights to participate in significant operating decisions in Nanhai Guokai. Accordingly, the Group accounts for its investment in Nanhai Guokai using the equity method of accounting pursuant to EITF 96-16.

CHINA DIGITAL TV HOLDING CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007
(In U.S. dollars in thousands, except share data)

11.	LONG-TERM INVESTMENTS - continued

The combined financial information for the equity method investments as of and for the year ended December 31, 2007 is as follows

Total current assets	$899
Total assets	924
Total current liabilities	52
Total liabilities	52
Total net revenue	1
Loss from operations	$8

12.	ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities consist of the following:

	December 31,
	2006	2007

Accrued payroll and bonus	$697	$1,657
Other taxes payable	76	1,300
Other accrued expenses	493	1,049
Accrued initial public offering expenses	-	681
Social insurance withholding	56	38
Accrued warranty	38	32
	$1,360	$4,757

Movement of accrual for warranty is as follows:

	Balance at			Balance at
	beginning	Charge to		end of the
	of the year	expenses	Deductions	year

2006	$11	$27	$-	$38
2007	$38	$32	$(38)	$32

CHINA DIGITAL TV HOLDING CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007
(In U.S. dollars in thousands, except share data)

13.	DEFERRED REVENUE

Deferred revenue consists of the following:

	December 31,
	2006	2007

Current:
Advance from customers	$5,236	$3,431
Incentive offered to customers	148	205
Deferred revenue for SI service contracts with free PCS period greater than one year	1,516	1,148
	$6,900	$4,784

Non-current:
Deferred revenue for SI service contracts with free PCS period greater than one year	1,079	1,136
Total	$7,979	$5,920

Incentive offered to customers represented the incentive provided to customer when cumulative purchase volume from the same customer reached a certain level as of December 31, 2006, and 2007. See Note 2(k) for a more detailed description and related accounting for deferred revenue.

14.	OTHER INCOME

In December 2007, the Group received a cash bonus of $263 from the Administration Committee of Beijing Zhongguancun Economic Zone as a one-off award for the consummation of the Group's IPO in the United States. This cash bonus is received for no conditions or contingencies and is not refundable. It is reflected as other income in the 2007 statement of operations.

15.	INCOME TAXES

CDTV BVI is a tax-exempted company incorporated in the British Virgin Islands.

Golden Benefit is subject to Hong Kong Profits Tax on its activities conducted in Hong Kong. No provision for Hong Kong Profits tax has been made in the consolidated financial statements as Golden Benefit has no assessable profits in 2007.

Super TV, N-S Digital TV and N-S Media Investment were registered in the PRC and are subject to PRC Enterprise Income Tax ("EIT") on the taxable income in accordance with the relevant PRC income tax laws.

CHINA DIGITAL TV HOLDING CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007
(In U.S. dollars in thousands, except share data)

15.	INCOME TAXES - continued

Both Super TV and N-S Digital TV were certified "new or high-technology enterprise" located in a high-tech zone in Beijing. As a result, both of them were entitled to a three-year exemption from EIT beginning from 2004, their first year of operation and a 7.5% EIT rate in 2007.

N-S Media Investment was loss making in 2007 and therefore not subjected to EIT.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

Income tax benefits/(expense) are as follows:

	Years ended December 31,
	2005	2006	2007

Income tax benefits/(expense)
Current	$-	$-	$(2,554)
Deferred	66	59	212
Total	$66	$59	$(2,342)

The principal components of the deferred income tax assets (liabilities) are as follows:

	December 31,
	2006	2007

Current
Write-down of inventory value	$2	$21
Deferred revenue-current	86	212
Deferred cost-current	(25)	(49)
Current deferred tax assets	63	184
Non-current
Property and equipment	25	75
Deferred revenue-non-current	97	212
Amortization of intangible assets	(124)	(80)
Deferred cost-non current	(38)	(157)
Non current deferred tax assets (liabilities)	$(40)	$50

As management believes that the Group will generate taxable PRC statutory income in the near future and it is more likely than not that all of the deferred tax assets will be realized, a valuation allowance has not been provided for the deferred tax assets at December 31, 2006 and 2007.

CHINA DIGITAL TV HOLDING CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007
(In U.S. dollars in thousands, except share data)

15.	INCOME TAXES - continued

Reconciliation between the provision for income taxes computed by applying the PRC EIT rate of 33% to income before income taxes and the actual provision of income taxes is as follows:

	Years ended December 31,
	2005	2006	2007

Net income before provision for income taxes	$5,452	$13,361	$36,164
PRC statutory tax rate	33%	33%	33%
Income tax at statutory tax rate	1,799	4,409	11,934
Expenses not deductible for tax purposes:
Salaries and employees' benefits	53	123	439
Other expenses not deductable	2	43	189
Effect of income tax exemptions	(1,866)	(2,709)	(10,175)
Effect of income tax rate difference in other jurisdictions	(54)	(1,925)	(45)
Income tax expense/(benefit)	$(66)	$(59)	$2,342

If N-S Digital TV and Super TV were not in a tax holiday period for the years ended December 31, 2005 and 2006, and 2007, earnings per share amounts would be as follows:

	Years ended December 31,
	2005	2006	2007

Increase in income tax expense	$1,866	$2,709	$10,175
Net income per share - basic ordinary shares	0.07	0.15	0.52
Net income per share - basic preferred shares	0.07	0.54	0.46
Net income per share-diluted	$0.07	$0.13	$0.48

On March 16, 2007, the National People's Congress adopted the Enterprise Income Tax Law (the "New Income Tax Law"), which became effective from January 1, 2008 and replaced the existing separate income tax laws for domestic enterprises and foreign-invested enterprises, which are PRC subsidiaries of the Group, by adopting a unified income tax rate of 25% for most enterprises.

The existing preferential tax treatments granted to Super TV and N-S Digital TV which each previously qualified as a "high and new technology enterprise" entitled them to a tax rate of 15%. Under the New Income Tax Law if they wish to qualify for such a preferential rate for years commencing on January 1, 2008 they will need to qualify as a "high and new technology enterprise strongly supported by the State" under the new rules. Until these subsidiaries receive official approval for this new status, they will be subject to the statutory 25% tax rate and therefore have used such rate in the calculation of our deferred tax balances.

CHINA DIGITAL TV HOLDING CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007
(In U.S. dollars in thousands, except share data)

15.	INCOME TAXES - continued

Due to the changes in the New Income Tax Law in March 2007, the Group's deferred tax balances were calculated based on the newly enacted tax rate to be effective January 1, 2008. The impact on the deferred taxes resulting from the rate change in the tax charge for the year ended December 31, 2007 is an increase to the net deferred tax assets and deferred tax benefit of $57.

Under the New Income Tax Law effective from January 1, 2008, the rules for determining whether an entity is resident in the PRC for tax purposes have changed and the determination of residence depends amongst other things on the "place of actual management". If the Company, or its non-PRC subsidiaries, were to be determined to be PRC resident for tax purposes it, or they, would be liable to tax in the PRC on worldwide income including the income arising in jurisdictions outside the PRC. The Company is still evaluating its resident status under the new law and related guidance.

If the Company were to be non-resident for PRC tax purposes, dividends paid to it out of profits earned after January 1, 2008 would be subject to a withholding tax. In the case of dividends paid by PRC subsidiaries the withholding tax would be 10% and in the case of a subsidiary 25% or more directly owned by Golden Benefit, resident in the Hong Kong SAR the withholding tax would be 5%.

16.	NET INCOME PER SHARE

	For the years ended December 31,
	2005	2006	2007

Net income per share-basic:
Net income	$4,543	$12,990	$33,816
Dividend to ordinary shares	-	15,569	-
Dividend to preferred shares	-	5,731	-
Total dividends	-	21,300	-
Undistributed income (loss)	$4,543	$(8,310)	$33,816
Shares (denominator):
Weighted average ordinary shares outstanding	30,000,000	30,488,889	39,170,004
Weighted average preferred shares outstanding on an as-if-converted basis	10,000,000	10,519,120	7,389,394
	40,000,000	41,008,009	46,559,398
Allocation of undistributed income/(loss) (numerator):
To ordinary shares	$3,407	$(8,310)	$28,907
To preferred shares	1,136	-	4,909
	4,543	(8,310)	33,816

CHINA DIGITAL TV HOLDING CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007
(In U.S. dollars in thousands, except share data)

16.	NET INCOME PER SHARE - continued

	For the years ended December 31,
	2005	2006	2007

Undistributed income/(loss) per share to ordinary shares	0.11	(0.27)	0.74
Undistributed income per share to preferred shares	0.11	-	0.66
Distributed income per share to ordinary share	-	0.51	-
Distributed income per share to preferred share	-	0.54	-
Net income per share-basic ordinary shares	0.11	0.24	0.74
Net income per share-basic participating preferred shares	$0.11	$0.54	0.66
Net income per ordinary share-diluted:
Income to ordinary shares (numerator):
Distributed income allocated to ordinary shares	$-	$15,569	$-
Undistributed income (loss) allocated to ordinary	3,407	(8,310)	33,816
Distributed and undistributed income allocated to ordinary shares	3,407	7,259	28,907
Undistributed income allocated to preferred shares	1,136	-	4,909
Less undistributed income reallocated to preferred shares taking into account the dilutive effect to ordinary shares	(1,136)	-	(4,554)
	$3,407	$7,259	$29,262
Shares (denominator):
Weighted average ordinary shares outstanding	30,000,000	30,488,889	39,170,004
Plus incremental weighted average ordinary shares from assumed conversion of warrant using the treasury stock method	-	1,463,114	-
Plus incremental weighted average ordinary shares from assumed exercise of stock options using the treasury stock method	-	2,273,318	3,603,586
Weighted average ordinary shares outstanding used in computing diluted net income per ordinary share	30,000,000	34,225,321	42,773,590
Net income per ordinary share-diluted	$0.11	$0.21	$0.68

CHINA DIGITAL TV HOLDING CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007
(In U.S. dollars in thousands, except share data)

17.	CONVERTIBLE REDEEMABLE PREFERRED SHARES

In June 2004, 10,000,000 Series A convertible redeemable preferred shares were issued to SAIF. Key features of the Series A preferred shares were as follows:

Redemption

Beginning on the fifth anniversary of the date on which the Series A convertible redeemable preferred shares were first issued, CDTV BVI shall, at the election of any holder of Series A convertible redeemable preferred shares, redeem all or part of the Series A convertible redeemable preferred shares held by such redeeming holder. The redemption price shall be 200% of the purchase price per share plus all declared but unpaid dividends thereon up to the date of redemption, proportionally adjusted for share subdivisions, share dividends, reorganizations, reclassifications, consolidations, or mergers.

The redemption value was $12,000. The difference of $7,427 between the redemption value and carrying value of the preferred shares represented a deemed dividend to preferred shareholder, and it was recognized immediately as the preferred shares were issued in 2004.

Conversion

Each shareholder of the Series A preferred shares will have the right, at its sole discretion, to convert all or any portion of its Series A preferred shares into the ordinary shares at any time after the closing date of the preferred share purchasing transaction at the conversion ratio.

The conversion ratio used to calculate the number of conversion shares is 0.9055556, subject to general anti-dilution adjustments. The number of the conversion shares to be issued to SAIF equals the number of Series A preferred shares held by SAIF divided by the conversion ratio.

As the effective conversion price exceeded the fair value of ordinary shares on issuance day, there was no beneficial conversion feature upon issuance of Series A convertible redeemable preferred shares in 2004.

Voting rights

Each Series A preferred share will be entitled to vote on all matters submitted to a vote of the shareholders and will be entitled to the number of votes equal to the number of ordinary shares then issuable upon conversion at the applicable conversion ratio.

CHINA DIGITAL TV HOLDING CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007
(In U.S. dollars in thousands, except share data)

17.	CONVERTIBLE REDEEMABLE PREFERRED SHARES - continued

Dividends preference

No dividend, whether in cash, in property, in shares of the Company or otherwise, shall be paid on any class or series of shares of the Company in the next ten years after the closing date of the sale of Series A preferred shares, until a qualified initial public offering or unless and until a dividend in like amount is first paid in full on the Series A preferred shares on an as-if-converted basis. Qualified initial public offering means the Company's ordinary shares become publicly traded in an internationally recognized securities exchange, provided that (i) at a pre-offering, the valuation of the Company is at least US$100,000 and (ii) such transaction or listing shall result in aggregate proceeds to the Company in excess of US$25,000 (before deduction of underwriters' commissions and expenses).

Liquidation preference

In the event of liquidation, the shareholder of the Series A preferred shares would be entitled to receive in preference to the shareholders of the ordinary shares a per share amount equal to 2 times the purchase price per share and any declared but unpaid dividends, proportionately adjusted for share splits, share dividends, and recapitalization. After the full preference amount has been paid on all the Series A preferred shares, any remaining assets of the Company or proceeds received by the Company or its shareholders shall be distributed to the shareholders of the ordinary shares and the preferred shares pro rata on an as-if-converted basis.

18.	WARRANT

In June 2004, in conjunction with the issuance of Series A preferred shares, CDTV BVI issued a warrant to SAIF to purchase additional Series A preferred shares for $2,000 as adjusted for appreciation of Renminbi against U.S. dollars from March 25, 2004 to the exercise date of the warrant. The exercise price per share for the warrant is 150% of the aggregate purchase price per Series A preferred share, subject to adjustments made in accordance with the anti-dilution provisions applicable to the preferred share. The Warrant is not subject to any conditions on its exercise after the closing of the preferred share financing until the earlier of (i) 5 years after the closing date of sale of the Series A preferred share; or (ii) the consummation of an initial public offering in an international capital market. The warrant was recorded as a liability based on its estimated fair value in accordance with SFAS 150, "Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity", and remeasured to its fair value at every subsequent reporting date until the warrant was exercised.

CHINA DIGITAL TV HOLDING CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007
(In U.S. dollars in thousands, except share data)

18.	WARRANT - continued

The fair value of the warrant was $900, $ 918 and $ 6,324 on December 31, 2004, 2005 and the exercise date, November 16, 2006, respectively. The fair value was estimated on the basis of the Black-Scholes option pricing model with the following assumptions:

	December 31,		November 16,
	2004	2005	2006

Expected price volatility	59.4%	31.5%	34.9%
Risk-free interest rate	3.6%	4.7%	5.5%
Expected life of the warrant (years)	2.5	1.5	0.62
Expected dividends	-	-	-
Fair value of preferred share	$0.97	$1.22	$3.72

On November 16, 2006, SAIF exercised the warrant and obtained 2,222,222 Series A preferred shares for a net cash consideration of $2,101 at a price of $0.95 per share after the stock split effect. There is no beneficial conversion feature in connection with the exercise of the warrant as the fair value of ordinary shares into which the preferred shares can be converted is lower than the sum of the carrying value of the warrant and the proceeds received from SAIF for exercise of the warrant. The fair value of the ordinary shares and the carrying value of the warrant on the date the warrant was exercised were determined using the estimated fair market value.

19.	SHARE-BASED COMPENSATION

Options granted to employees

Pursuant to the directors' resolution, the Group adopted Share Incentive Plans in 2005, under which the Group may grant options to purchase up to 4,135,828 ordinary shares of the Group, to its employees, directors, and consultants, subject to vesting requirements. There are three schemes of the options granted: Scheme I, Scheme II, and Scheme III, which were granted on February 3, 2005, September 22, 2006 and December 5, 2006, respectively.

Details of the Share Incentive Plans are as follows:

Scheme I

Grant date: February 3, 2005
Exercise price per share: $0.543
Expiration date: February 2, 2015
Number of options granted: 2,971,942

CHINA DIGITAL TV HOLDING CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007
(In U.S. dollars in thousands, except share data)

19.	SHARE-BASED COMPENSATION - continued

Options granted to employees - continued

Type I under Scheme I:

Number of options granted: 2,303,054

Vesting schedule: 50% of the total number of option shares at the end of the six-month period after the grant date, and the remaining 50% of the option shares shall vest in a series of 42 successive equal monthly installments over the 42-month period measured from the end of the six-month period after the grant date, with the first installment vesting on the first day of the month following the end of the six-month period of after the Grant date and an additional installment vesting on the first day of each of the 41 months thereafter.

Type II under Scheme I:

Number of options granted: 668,888

Vesting schedule: The options shall become vested as to 25% of the total number of ordinary shares subject to the options on the first anniversary of the grant date. The remaining 75% of the total number of ordinary shares subject to the options shall vest in 36 substantially equal monthly installments, with the first installment vesting on the last day of the month following the month in which the first anniversary of the grant date occurs and an additional installment vesting on the last day of each of the 35 months thereafter.

Scheme II

Grant date: September 22, 2006
Exercise price per share: $1.771
Expiration date: September 21, 2016
Number of options granted: 543,674

Vesting schedule: The option shall become vested as to (1) 25% of the total number of ordinary shares subject to the option shares on the first anniversary of the grant date and (2) the remaining 75% of the option shares shall vest in 36 substantially equal monthly installments, with the first installment vesting on the last day of the month following the month in which the first anniversary of the grant date occurs and an additional installment vesting on the last day of each of the 35 months thereafter.

CHINA DIGITAL TV HOLDING CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007
(In U.S. dollars in thousands, except share data)

19.	SHARE-BASED COMPENSATION - continued

Options granted to employees - continued

Scheme III

Grant date: December 5, 2006
Exercise price per share: $4.172
Expiration date: December 4, 2016
Number of options granted: 620,212

Among the 620,212 Scheme III options granted, 352,000 options were granted to one officer of the Group and the remaining 268,212 options were granted to other employees and directors.

Vesting schedule of the 268,212 options granted to employees and directors:

The option shall become vested as to (1) 25% of the total number of the option shares on the first anniversary of the grant date and (2) the remaining 75% of the Option Shares shall vest in 36 substantially equal monthly installments, with the first installment vesting on the last day of the month following the month in which the first anniversary of the Grant date occurs and an additional installment vesting on the last day of each of the 35 months thereafter.

Vesting schedule of the 352,000 options granted the officer:

320,000 shares subject to the options shall become vested as to (1) 25% of such 320,000 ordinary shares on the closing of an initial public offering in an international stock exchange, provided such initial public offering shall occur within 3 years from the grant date, and (2) the remaining 75% of such 320,000 shall vest in 36 substantially equal monthly installments, with the first installment vesting on the last day of the month following the month in which the officer starts its employment and an additional installment vesting on the last day of each of the 35 months thereafter. The vesting of the remaining 32,000 shares is conditional upon whether the performance of non-smart card and CA systems business in the fiscal years from 2007 to 2009 can meet certain financial targets. As of December 31, 2007, the financial target has not been met. However management believes the financial target is still probable being met during 2008 to 2009. As a result, a compensation expense of $14 in connection with these 32,000 shares was recognized in 2007.

Option granted to an independent director

The Group granted 40,000 options to an independent director who became the Company's independent director upon the IPO of the Company.

Grant date: May 15, 2007
Exercise price per share: $4.172
Expiration date: May 14, 2017

The option shall become vested as to (1) 50% on the day of the IPO, and (2) the remaining 50% would be vested in 36 substantially equal monthly installments thereafter, with the first installment vesting on the last day of the month following the month of the IPO and an additional installment vesting on the last day of each of the 35 months thereafter.

CHINA DIGITAL TV HOLDING CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007
(In U.S. dollars in thousands, except share data)

19.	SHARE-BASED COMPENSATION - continued

Options granted to non-employees

Option granted to Tech Power Enterprises

The Group granted 143,474 options to Tech Power Enterprises, an affiliated company of SAIF. The vesting schedule and other details of the options are the same as those in Type I options under Scheme I of Share Incentive Plans.

The related share-based compensation was accounted for as compensation expense in accordance with EITF Issue No. 96-18, "Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services".

Termination of options

If the grantee ceases to be employed by or ceases to provide services to the Group, (a) the grantee will have until the date that is 30 days after his or her severance date to exercise the options (or portion thereof) to the extent that they were vested on the severance date; (b) the options, to the extent not vested on the severance date, shall terminate on the severance date; (c) the options, to the extent exercisable for the 30-day period following the severance date and not exercised during such period, shall terminate at the close of the business on the last day of the 30-day period.

Option exercise

The option shall be exercisable by the delivery to the secretary of corporation of a written notice, in the form approved by the Group, stating the number of ordinary shares to be purchased pursuant to the option and payment in full for the exercise price of the shares to be purchased in cash, by check or by electronic funds transfer to the Group.

Management used the Black-Scholes option pricing model, with the assistance of American Appraisal China Limited, to estimate the fair value of the options on their respective grant date with the following assumptions:

				Options granted
				to an independent
	Scheme I	Scheme II	Scheme III	director

Expected price volatility range	56.3%-58.1%	50.5%-50.6%	49.8%-52.4%	45.4%-48.1%
Risk-free interest rate range	4.17%-4.36%	5.77%-5.81%	5.77%-5.83%	4.99%-5.03%
Expected life range	5.25-6.33	5.50-6.26	5.28-6.54	5.19-5.94
Expected dividends	-	1.00%	1.00%	-
Fair value of ordinary share at grant date	$0.27	$3.56	$3.56	$9.15

CHINA DIGITAL TV HOLDING CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007
(In U.S. dollars in thousands, except share data)

19.	SHARE-BASED COMPENSATION - continued

Option exercise - continued

The fair value of the option at the grant date was $0.11, $2.38, $1.67 and $6.48 for each option for Scheme I, Scheme II, Scheme III option plans, and the options granted to the independent director, respectively.

In calculating the fair value of the options using the Black-Scholes option pricing model, the following major assumptions were used:

(1)	Volatility

The volatility of the underlying ordinary shares during the life of the options was estimated based on the historical stock prices volatility of listed comparable companies over a period comparable to the expected term of the options. The companies selected for reference were Comcast Corporation, Cablevision Systems Corporation, Thomson, and NDS Group plc.

(2)	Risk free interest rate

Risk free interest rate was estimated based on the yield to maturity of China international government bonds with a maturity period close to the expected term of the options.

(3)	Expected term

As the Company did not have historical share option exercise experience, it estimated the expected term as the average between the vesting term of the options and the original contractual term.

(4)	Dividend yield

The dividend yield was estimated by the Company based on its expected dividend policy over the expected term of the options.

(5)	Exercise price

The exercise price of the options was determined by the Company's board of directors.

A DIGITAL TV HOLDING CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007
(In U.S. dollars in thousands, except share data)

19.	SHARE-BASED COMPENSATION - continued

Option exercise - continued

(6)	Fair value of underlying ordinary shares

The estimated fair value of the ordinary shares underlying the options as of the respective grant dates, except for the options to purchase 40,000 of the Company's ordinary shares granted on May 15, 2007, was determined based on (i) a contemporaneous valuation performed by American Appraisal China Limited with respect to option grants made on September 22, 2006 and (ii) a retrospective valuation performed by American Appraisal China Limited with respect to option grants made on February 3, 2005, as indicated in its valuation reports dated January 2, 2007. As the Company believed that there was no material change in its operations in the short period between September 22, 2006 and December 5, 2006 that would materially impact the fair value of its ordinary shares, the estimated fair value of share options granted on December 5, 2006 was determined based on the estimated fair value of its ordinary shares as of September 22, 2006. The estimated fair value of share options granted on May 15, 2007 was determined based on the price paid by investors to purchase the Company's ordinary shares from China Capital in eight separate transactions in March and April 2007. Since such sales and purchases of the Company's ordinary shares took place between unrelated parties at arm's length and the aggregate number of ordinary shares sold in those transactions accounted for more than 10% of the Company's total issued and outstanding shares, the Company believes that the purchase price paid by the investors in those transactions represents the fair value of its ordinary shares at the time of those transactions. In light of the fact that no significant changes in the financial, business and other conditions of the Company occurred between April and May 2007, the Company determined that such purchase price continued to represent the fair value of the Company's ordinary shares on May 15, 2007.

A summary of stock option activity is as follows:

		Weighted average
	Number of options	exercise price

Options outstanding as at December 31, 2005	2,873,684	$0.54
Granted	1,163,886	3.05
Exercised	-	-
Forfeited	(5,111)	1.77

Options outstanding as at December 31, 2006	4,032,459	1.27
Granted	40,000	4.17
Exercised	-	-
Forfeited	(11,556)	4.17

Options outstanding as at December 31, 2007	4,060,903	$1.29

CHINA DIGITAL TV HOLDING CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007
(In U.S. dollars in thousands, except share data)

19.	SHARE-BASED COMPENSATION - continued

Option exercise - continued

The following table summarizes information with respect to share options outstanding at December 31, 2007:

		Weighted-average				Weighted-average
Range of	Number	remaining	weighted-average	Intrinsic	Number	exercise	Intrinsic
exercise price	outstanding	contractual life	exercise price	value	exerciable	price	value

$ 0.54	2,873,683	7.10 years	$0.54	$26.44	2,504,013	$0.54	$26.44
1.77	538,562	8.73 years	1.77	25.21	169,898	1.77	25.21
4.17	608,658	8.93 years	4.17	22.81	221,135	4.17	22.81
$ 4.17	40,000	9.38 years	$4.17	$22.81	21,041	4.17	22.81

	4,060,903				2,916,087

The aggregate intrinsic value of options outstanding and vested as of December 31, 2007 was $104,353 and $76,013, respectively.

The Group recorded a related compensation expense of $212, $338 and $1,261 for the years ended December 31, 2005, 2006 and 2007, respectively. The total grant-date fair value for options vested during the years ended December 31, 2005, 2006 and 2007 was $154, $206 and $1,464, respectively.

As of December 31, 2007, total unrecognized compensation expense related to the unvested share options was $991, which is expected to be recognized over a weighted-average period of 1.62 years according to the graded vesting schedule.

2008 Stock Incentive Plan

On September 13, 2007, the shareholders of CDTV Holding approved the 2008 Stock Incentive Plan. Pursuant to the 2008 Stock Incentive Plan, the Company may issue stock options, stock appreciation rights, stock bonuses, restricted stock and restricted stock units, performance stock, stock units, phantom stock, dividend equivalents or similar rights to directors, officers, employees, consultants and advisors to purchase or acquire shares. The Company reserved a total of 1,200,000 ordinary shares for issuance under the 2008 Stock Incentive Plan, subject to any adjustments as contemplated by the plan. As of December 31, 2007, no awards have been granted under the 2008 Stock Incentive Plan.

CHINA DIGITAL TV HOLDING CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007
(In U.S. dollars in thousands, except share data)

20.	MAINLAND CHINA CONTRIBUTION PLAN

Full time employees of the Group in the PRC participate in a government-mandated multiemployer defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. PRC labor regulations require the Group to accrue for these benefits based on certain percentages of the employees' salaries. The total contribution for such employee benefits was $294, $392 and $784 for the years ended December 31, 2005, 2006 and 2007, respectively.

21.	COMMITMENT

Lease commitment

The Group has operating lease agreements principally for its office spaces in the PRC. These leases expire through 2009 and are renewable upon negotiation. Rental expense under operating leases for the years ended December 31, 2005 and 2006 and 2007 was $304, $306, and $535, respectively.

Future minimum lease payments under non-cancelable operating lease agreements are as follows:

2008	$590
2009	143

$733

22.	CONTINGENT LIABILITIES

a.
The Group's variable interest entity, N-S Digital TV has engaged in certain business activities without necessary permits. The PRC government introduced regulations in 1999 generally requiring a company that engages in the production and sale of encryption products to obtain two licenses, one for the production of encryption products and the other for the sale and distribution of encryption products. The implementation rules for issuing such two licenses were promulgated in December 2005. N-S Digital TV has engaged in the production and sale of encryption products since its establishment in May 2004, but it did not obtain the license for the production of encryption products until June 2006. It has also applied for a license for the sale of encryption products but its application may not be successful. If its application is unsuccessful, N-S Digital TV may be required to discontinue selling encryption products and consequently, the Group's business and operating results may be materially adversely affected. The Group did not accrue a loss contingency under SFAS No. 5, "Accounting for Contingencies" for the years ended December 31, 2005 and 2006 or 2007 as it is not probable that the Group will not obtain the required license and the amount of loss for failing to obtain such license can not be reasonably estimated.

CHINA DIGITAL TV HOLDING CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007
(In U.S. dollars in thousands, except share data)

22.	CONTINGENT LIABILITIES - continued

b.
The Group's CA systems business uses encryption technology and thus is required by the relevant PRC laws and regulations to obtain a license to produce commercial encryption products. Although foreign-invested enterprises incorporated in the PRC, such as CDTV BVI's subsidiary, Super TV, are not expressly prohibited from conducting a business that uses encryption technology, foreign-invested enterprises may have difficulty obtaining the necessary license due to the PRC encryption authority's generally restrictive approach towards foreign participation in the PRC encryption industry. N-S Digital TV, which is wholly owned by PRC citizens and through which the Group conducts the Group's CA system business, has obtained a license to produce commercial encryption products as required for the Group's business. The Group's contractual arrangements with N-S Digital TV and its shareholders provide the Group with the economic benefits of, and substantive control over, N-S Digital TV. If the PRC encryption authority determines that the Group's control over, or relationship with, N-S Digital TV through those contractual arrangements is contrary to their generally restrictive approach towards foreign participation in the PRC encryption industry, it may revoke, or refuse to renew, N-S Digital TV's license to produce commercial encryption products, or refuse to grant any other encryption-related license that may be required for the Group's business in the future. If that were to happen, the Company might have to discontinue all or a substantial portion of the Group's business pending the re-issuance, extension or issuance of the required license and consequently, the Group's business, financial condition or operating results could be materially adversely affected. The Group did not accrue a loss contingency under SFAS No. 5 for Contingencies" for the years ended December 31, 2005 and 2006 or 2007 as it is not probable that the PRC authority will revoke the Group's license due to the contractual arrangement currently in place and the amount of loss for the possible revocation of license can not be reasonably estimated.

23.	RELATED PARTY BALANCES AND TRANSACTIONS

a.	Amounts due from related parties

	December 31,
	2006	2007

Amount due from N-T Information Engineering	$1,668	$1,277

CHINA DIGITAL TV HOLDING CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007
(In U.S. dollars in thousands, except share data)

22.	RELATED PARTY BALANCES AND TRANSACTIONS - continued

a.	Amounts due from related parties - continued

•
For the balance as at December 31, 2006, $1,543 represented receivable from N-T Information Engineering for the purchase consideration that was originally paid by N-S Digital TV relating to the set-top box acquisition (see Note 4). This amount was fully paid by N-T Information Engineering in April 2007. The remaining balance of $125 was for goods sold to N-T Information Engineering.

•
For the balance as at December 31, 2007, $1,471 represented a loan provided to N-T Information Engineering in April 2007. The loan is interest bearing at a rate of 0.47925% per month and is repayable in April 2008. The remaining balance of $194 was advance from customers for goods sold to N-T Information Engineering.

b.
In 2005, the Group paid $1,997 to N-T Information Engineering with the original intention to acquire certain equity interests in Zhongshi Digital TV Technology Co., Ltd. ("Zhongshi"). The amount was paid back in 2006 as the Group decided not to pursue this transaction for business reasons.

c.	In August 2005, N-T Information borrowed a short-term loan of $743 from the Group with an interest rate of 0.435% per month. The loan was for operating purpose and was repaid in February 2006.

d.
The Group granted 143,474 Type I options under Scheme I of Share Incentive Plans to Tech Power Enterprises, an affiliated company of SAIF, and accordingly the Group incurred $11, $3, $ 41 of share-based compensation expense in 2005, 2006 and 2007, respectively.

e.	Pursuant to an agreement entered into in March 2007, N-T Information Engineering granted the Group a non-exclusive license to use certain trademarks free of charge.

24.	DIVIDENDS

In August 2006, the Group declared and paid $10,000 cash dividend to its shareholders, of which $2,691 was paid to its Series A preferred shareholder, SAIF, and $7,309 to its ordinary shareholders.

In November 2006, the Group declared $11,300 cash dividend to its shareholders, of which $3,040 was declared to its Series A preferred shareholder, SAIF, and $8,260 to its ordinary shareholders. The amount was paid in full in February 2007.

CHINA DIGITAL TV HOLDING CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007
(In U.S. dollars in thousands, except share data)

25.	STATUTORY RESERVES

As stipulated by the relevant law and regulations in the PRC, the Company's subsidiary and variable interest entity in the PRC are required to maintain non-distributable statutory surplus reserve. Appropriations to the statutory surplus reserve are required to be made at not less than 10% of profit after taxes as reported in these entities' statutory financial statements prepared under PRC GAAP. Once appropriated, these amounts are not available for future distribution to owners or shareholders. Once the general reserve is accumulated to 50% of these entities registered capital, these entities can choose not to provide more reserves. The statutory reserve may be applied against prior year losses, if any, and may be used for general business expansion and production and an increase in registered capital of these entities. Amounts contributed to the statutory reserve were $388 and $1,965 and $3,335 for 2005, 2006 and 2007 respectively.

26.	SUBSEQUENT EVENT

On May 28, 2008, the Company, through its variable interest entity, N-S Digital TV entered an agreement with Mr. Xitao Lai, a PRC citizen, to establish a limited liability company in the PRC, Dongguan SuperTV Video Info Co., Ltd., to engage in provision of valued added services to digital TV users in the PRC. N-S Digital TV and Mr. Xitao Lai will each contribute cash of RMB 5 million representing 50% of equity interest in the joint venture. The formal establishment of Dongguan SuperTV is subject to certain approval procedures of relevant government authorities in the PRC.

EXHIBIT INDEX

Number	Description of Exhibit

1.1*	Second Amended and Restated Memorandum and Articles of Association of China Digital TV Holding Co., Ltd.

2.1*	Specimen of Share Certificate.

2.2*	Form of Deposit Agreement, including form of American Depositary Receipts.

2.3*
First Amended and Restated Shareholders Agreement of China Digital TV Holding Co., Ltd., dated September 13, 2007, among Novel-Tongfang Information Engineering Co., Ltd., Beijing Novel-Tongfang Digital TV Technology Co., Ltd., China Digital TV Technology Co., Ltd., China Capital Investment Holdings Limited, China Cast Investment Holdings Limited, SB Asia Infrastructure Fund L.P., Capital International Private Equity Fund IV, L.P., CGPE IV, L.P. and certain other shareholders.

4.1*	Asset Transfer Agreement, dated June 7, 2004, between Beijing Novel-Tongfang Digital TV Technology Co., Ltd. and Novel-Tongfang Information Engineering Co., Ltd.

4.2*
Equity Transfer Agreement, dated June 7, 2004, between Beijing Novel-Tongfang Digital TV Technology Co., Ltd. and Novel-Tongfang Information Engineering Co., Ltd. and related (i) Equity Entrustment Agreement, dated September 10, 2004, and (ii) Equity Purchase Entrustment Agreement, dated April 1, 2004, both between the same parties.

4.3*	Asset Purchase Agreement, dated June 8, 2004, between Beijing Novel-Tongfang Digital TV Technology Co., Ltd. and Beijing Super TV Co., Ltd.

4.4*
Equity Transfer Agreement, dated August 4, 2006, between Novel-Tongfang Information Engineering Co., Ltd. and Beijing Novel-Tongfang Digital TV Technology Co., Ltd. and related Equity Transfer Agreement, dated March 15, 2007, among Novel-Tongfang Information Engineering Co., Ltd., Beijing Novel-Tongfang Digital TV Technology Co., Ltd. and Panasonic Corporation of China.

4.5*
Asset Transfer Agreement, dated August 5, 2006, between Novel-Tongfang Information Engineering Co., Ltd. and Beijing Novel-Tongfang Digital TV Technology Co., Ltd. and the Supplemental Agreement thereto, dated April 6, 2007.

4.6*	Trademark Licensing Agreement entered into in March 2007 between Beijing Novel-Tongfang Information Engineering Co., Ltd. and Beijing Novel-Tongfang Digital TV Technology Co., Ltd.

4.7*	Equipment Leasing Agreement, dated June 7, 2004, between Beijing Novel-Tongfang Digital TV Technology Co., Ltd. and Beijing Super TV Co., Ltd.

4.8*	Technical Support and Related Service Agreement, dated June 7, 2004, between Beijing Novel-Tongfang Digital TV Technology Co., Ltd. and Beijing Super TV Co., Ltd.

4.9*	Technology License Agreement, dated June 7, 2004, between Beijing Novel-Tongfang Digital TV Technology Co., Ltd. and Beijing Super TV Co., Ltd.

4.10*	Technology Development Agreement, dated June 7, 2004, between Beijing Novel-Tongfang Digital TV Technology Co., Ltd. and Beijing Super TV Co., Ltd.

Number	Description of Exhibit

4.11*	Products and Software Purchase Agreement, dated June 7, 2004, between Beijing Novel-Tongfang Digital TV Technology Co., Ltd. and Beijing Super TV Co., Ltd.

4.12*
Equity Transfer Option Agreement, dated June 7, 2004, among Beijing Super TV Co., Ltd., Novel-Tongfang Information Engineering Co., Ltd. and Ms. Li Yang; the Supplemental Agreement thereto, dated September 1, 2005, among Beijing Super TV Co., Ltd., Novel-Tongfang Information Engineering Co., Ltd., Ms. Li Yang and Beijing Novel-Tongfang Digital TV Technology Co., Ltd. and the No. 2 Supplemental Agreement thereto, dated August 18, 2007, among Beijing Super TV Co., Ltd., Novel-Tongfang Information Engineering Co., Ltd., Ms. Li Yang, Beijing Novel-Tongfang Digital TV Technology Co., Ltd. and Ms. Wei Gao.

4.13*	Share Pledge Agreement, dated September 1, 2005, between Novel-Tongfang Information Engineering Co., Ltd. and Beijing Super TV Co., Ltd.

4.14*
Share Pledge Agreement, dated September 1, 2005, between Ms. Li Yang and Beijing Super TV Co., Ltd.; and the Supplemental Agreement thereto, dated August 18, 2007, among Ms. Li Yang, Beijing Super TV Co., Ltd. and Ms. Wei Gao.

4.15*
Business Operating Agreement, dated September 1, 2005, among Beijing Super TV Co., Ltd., Novel-Tongfang Information Engineering Co., Ltd., Ms. Li Yang and Beijing Novel-Tongfang Digital TV Technology Co., Ltd.; and the Supplemental Agreement thereto, dated August 18, 2007, among Beijing Super TV Co., Ltd., Novel-Tongfang Information Engineering Co., Ltd., Ms. Li Yang, Beijing Novel-Tongfang Digital TV Technology Co., Ltd. and Ms. Wei Gao.

4.16*	Power of Attorney, dated September 1, 2005, of Novel-Tongfang Information Engineering Co., Ltd.

4.17*	Power of Attorney, dated August 18, 2007, of Ms. Wei Gao.

4.18*	Entrusted Loan Agreement, dated August 23, 2004, among Beijing Super TV Co., Ltd., Beijing Novel-Tongfang Digital TV Technology Co., Ltd. and Bank of Beijing, Shangdi Branch.

4.19*	Entrusted Loan Agreement, dated July 13, 2004, among Beijing Super TV Co., Ltd., Novel-Tongfang Information Engineering Co., Ltd. and Bank of Beijing, Shangdi Branch.

4.20*	Entrusted Loan Agreement, dated August 25, 2005, among Beijing Super TV Co., Ltd., Novel-Tongfang Information Engineering Co., Ltd. and Bank of Beijing, Shangdi Branch.

4.21*
Loan Agreement, dated April 4, 2007, between Beijing Super TV Co., Ltd. and Novel-Tongfang Information Engineering Co., Ltd. and the related Entrusted Loan Agreement, dated April 12, 2007, among Beijing Super TV Co., Ltd., Novel-Tongfang Information Engineering Co., Ltd. and Bank of Beijing, Shangdi Branch.

4.22*	Service Agreement, dated April 2, 2007, between Novel-Tongfang Information Engineering Co., Ltd. and Beijing Novel-Tongfang Digital TV Technology Co., Ltd.

4.23*	Interest Payment Agreement, dated November 30, 2006, between Beijing Novel-Tongfang Digital TV Technology Co., Ltd. and Beijing Super TV Co., Ltd.

4.24*	Form of Property Lease Agreement.

4.25*	Fixed Assets Transfer Agreement, dated March 28, 2007, between Beijing Novel-Tongfang Digital TV Technology Co., Ltd. and Beijing Super TV Co., Ltd.

4.26*	Form of Employment Agreement and related Form of Agreement on Confidentiality and Intellectual Property.

4.27*	Form of Non-Disclosure, Non-Competition, Commitment and Proprietary Information Agreement.

Number	Description of Exhibit

4.28*	Form of Indemnification Agreement for Directors.

4.29*	Amended and Restated 2005 Stock Incentive Plan of China Digital TV Holding Co., Ltd. and form of stock option agreement.

4.30††*	Cooperation Agreement, dated January 5, 2007, between Beijing Novel-Tongfang Digital TV Technology Co., Ltd. and Jiangsu Qingda Science and Technology Industries Co., Ltd.

4.31*	Cooperation Agreement, dated July 18, 2007, between Beijing Novel-Tongfang Digital TV Technology Co., Ltd. and China Electronics Smart Card Co., Ltd.

4.32*	2008 Stock Incentive Plan of China Digital TV Holding Co., Ltd.

4.33	Agreement for Equity Transfer of Beijing Novel-Super Digital TV Technology Co., Ltd., dated December 2007, between China Digital TV Technology Co., Ltd. and Golden Benefit Technology Co., Ltd.

8.1	List of Subsidiaries of China Digital TV Holding Co., Ltd.

11.1*	Code of Business Conduct and Ethics of China Digital TV Holding Co., Ltd.

12.1	CEO Certification pursuant to Rule 13a - 14(a).

12.2	CFO Certification pursuant to Rule 13a - 14(a).

13.1	CEO Certification pursuant to Rule 13a - 14(b).

13.2	CFO Certification pursuant to Rule 13a - 14(b).

23.1	Consent of Deloitte Touche Tohmatsu CPA Ltd.

23.2	Consent of American Appraisal China Limited.

23.3	Consent of King & Wood, PRC Lawyers.

††
Portions of the agreement have been omitted pursuant to a confidential treatment request and have been filed with the Securities and Exchange Commission separately with a confidential treatment request.

*	Previously filed as an exhibit to the Registration Statement on Form F-1 (File No. 333-146072) of China Digital TV Holding Co., Ltd. and incorporated herein by reference thereto.