Form 20-F/A
period 2007-12-31
China Digital TV Holding Co., Ltd.
filed 2008-06-23
CIK 1405503

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 20-F/A
(Amendment No. 1)

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

Yuan Yuan
China Digital TV Holding Co., Ltd.
Jingmeng High-Tech Building B, 4th Floor
No. 5 Shangdi East Road
Haidian District, Beijing 100085
People’s Republic of China
Email: ir@chinadtv.cn
Telephone: (+86 10) 6297 1199
Fax: (+86 10) 6297 5009
(Name, Telephone, Email and/or Facsimile Number and Address of Company Contact Person)

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

Large Accelerated Filer        Accelerated Filer        Non-Accelerated Filer  √

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statement included in this filing:

U.S. GAAP  √

International Financial Reporting Standards as issued by the International Accounting Standards Board __

Other __

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow. Item 17 __ Item 18 __

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes __ No  √

Explanatory Note

This Amendment No. 1 on Form 20-F/A (this “Amendment No.1”) to our annual report on Form 20-F for the year ended December 31, 2007, filed with the Securities and Exchange Commission on June 18, 2008 (the “Original Form 20-F”), is filed solely for the purpose of adding the name, telephone, e-mail, facsimile number and address of company contact person on the cover page as set forth below:

Yuan Yuan
China Digital TV Holding Co., Ltd.
Jingmeng High-Tech Building B, 4th Floor
No. 5 Shangdi East Road
Haidian District, Beijing 100085
People’s Republic of China
Email: ir@chinadtv.cn
Telephone: (+86 10) 6297 1199
Fax: (+86 10) 6297 5009

This Amendment No.1 speaks as of the filing date of the Original Form 20-F. Other than as set forth above, this Amendment No.1 does not, and does not purport to, amend, update or restate any other information or disclosure included in the Original Form 20-F or reflect any events that have occurred after the filing date of the Original Form 20-F.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this amendment to its annual report on Form 20-F for the year ended December 31, 2007 on its behalf.

CHINA DIGITAL TV HOLDING CO., LTD.

By:	/s/ Jianhua Zhu
Name: Jianhua Zhu
Title: Director and Chief Executive Officer

Date: June 23, 2008