Form 20-F
period 2008-12-31
China Digital TV Holding Co., Ltd.
filed 2009-05-20
CIK 1405503

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2008
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from __________ to __________
OR
☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 Date of event requiring this shell company report __________

Commission file number 001-33692

CHINA DIGITAL TV HOLDING CO., LTD.
(Exact Name of Registrant as Specified in Its Charter)

N/A	Cayman Islands
(Translation of Registrant’s Name Into English)	(Jurisdiction of Incorporation or Organization)

Jingmeng High-Tech Building B, 4th Floor
No. 5 Shangdi East Road
Haidian District, Beijing 100085
People’s Republic of China
(Address of Principal Executive Offices)

Yuan Yuan
China Digital TV Holding Co., Ltd.
Jingmeng High-Tech Building B, 4th Floor
No. 5 Shangdi East Road
Haidian District, Beijing 100085
People’s Republic of China
Email: ir@chinadtv.cn
Telephone: (+86 10) 6297 1199
Fax: (+86 10) 6297 5009
(Name, Telephone, Email and/or Facsimile Number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class Ordinary shares, par value US$0.0005 per share* American depositary shares, each representing one ordinary share	Name of Each Exchange On Which Registered New York Stock Exchange

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

As of December 31, 2008, 57,209,548 ordinary shares, par value US$0.0005 per share, were issued and outstanding.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.  Yes ☐ No ☑

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    Yes ☐ No ☑

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☑  No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☐ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large Accelerated Filer ☐ Accelerated Filer  ☑  Non-Accelerated Filer ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statement included in this filing:

U.S. GAAP ☑

International Financial Reporting Standards as issued by the International Accounting Standards Board ☐

Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.    Item 17 ☐ Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No  ☑

i

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

•	“China” or the “PRC” refers to the People’s Republic of China, excluding, for the purposes of this annual report, Hong Kong, Macau and Taiwan;

•	“RMB” or “Renminbi” refers to the legal currency of China;

•	“U.S. dollars” or “$” refers to the legal currency of the United States;

•	“U.S.” or “US” refers to the United States;

•	“U.S. GAAP” refers to generally accepted accounting principles in the United States; and

•
all references to the number of the ordinary shares and the number of the Series A convertible redeemable shares, or Series A preferred shares, of our wholly owned subsidiary, China Digital TV Technology Co., Ltd., or CDTV BVI, take into account a 40-for-1 share split executed by CDTV BVI in May 2007.

All references to “CDTV Holding,” “we,” “us” or “our” include China Digital TV Holding Co., Ltd., its subsidiaries, the businesses acquired from Novel-Tongfang Information Engineering Co., Ltd., or N-T Information Engineering, and, in the context of describing our operations and consolidated financial information, also include Beijing Novel-Super Digital TV Technology Co., Ltd. (formerly known as Beijing Novel-Tongfang Digital TV Technology Co., Ltd.), or N-S Digital TV, and its subsidiaries.

FORWARD-LOOKING STATEMENTS

This annual report contains forward-looking statements, within the meaning of Section 27A of the Securities Act of 1933, as amended, or the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended, with respect to our business, operating results and financial condition as well as our current expectations, assumptions, estimates and projections about our industry. All statements other than statements of historical fact in this annual report are forward-looking statements. These forward-looking statements can be identified by words or phrases such as the words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “plan,” “may,” “is/are likely to,” “should,” “will” and similar expressions. These forward-looking statements include, without limitation, statements relating to:

•	our goals and strategies;

•	the future growth of the PRC’s digital television broadcasting market, and factors driving that growth;

•	changes in technology standards in the digital television broadcasting industry and our ability to adapt to these changes;

•	our expectations regarding demand for our products and services;

•	our ability to expand our production, our sales and distribution network and other aspects of our operations;

•	expected changes in our revenues and certain cost and expense items;

•	our ability to effectively protect our intellectual property rights and not infringe on the intellectual property rights of others;

•	our belief regarding the competitiveness of our products and services;

•	competition in the CA systems market;

•	government policies and regulations relating to the digital television broadcasting industry, the CA systems industry and other areas relevant to our business activities;

•	any significant changes to the PRC government’s digitalization program;

•	general economic and business conditions in the PRC and elsewhere;

•	our future business development and economic performance; and

•	our use of proceeds from our initial public offering.

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

Not Applicable.

Item 3.          Key Information

A.        Selected Financial Data

Our Selected Consolidated Financial Data

The following selected consolidated financial data should be read in conjunction with our audited historical consolidated financial statements, the notes thereto and “Item 5. Operating and Financial Review and Prospects.” The selected consolidated statement of operations data for the years ended December 31, 2006, 2007 and 2008, and the selected consolidated balance sheet data as of December 31, 2007 and 2008 set forth below are derived from our audited consolidated financial statements included elsewhere in this annual report. The selected consolidated statement of operations data for the years ended December 31, 2004 and 2005 and the selected historical consolidated balance sheet data as of December 31, 2004, 2005 and 2006 set forth below are derived from our audited consolidated financial statements which are not included in this annual report.

Our audited historical consolidated financial statements have been prepared and presented in accordance with U.S. GAAP.

Our historical results for any prior period do not necessarily indicate our results to be expected for any future period.

	Years ended December 31,
	2004(a)	2005	2006	2007	2008
	(in thousands of U.S. dollars, except share and per share data)
Consolidated Statements of Operations Data:
Revenues
Products	$1,388	$9,291	$26,443	$49,741	$64,412
Services	2,300	3,855	4,182	6,011	6,285
	3,688	13,146	30,625	55,752	70,697
Business tax	(61)	(60)	(255)	(299)	(363)
Net revenues	3,627	13,086	30,370	55,453	70,334
Cost of revenues
Products	458	1,936	4,726	8,100	10,877
Services	1,339	1,967	1,859	2,135	2,828
	1,797	3,903	6,585	10,235	13,705
Gross profit	1,830	9,183	23,785	45,218	56,629
Total operating expenses	3,019	3,830	5,297	12,107	19,068
(Loss)/ income from operations	(1,189)	5,353	18,488	33,111	37,561
Interest income	12	117	279	2,790	9,138
Impairment of long-term investment	(358)	—	—	—	—
Other income (expense)	—	—	—	263	(412)
Recognition of the change in the fair value of the warrant	(472)	(18)	(5,406)	—	—

	Years ended December 31,
	2004(a)	2005	2006	2007	2008
	(in thousands of U.S. dollars, except share and per share data)
(Loss)/ income before income taxes	(2,007)	5,452	13,361	36,164	46,287
Income tax benefit/ (expense)	21	66	59	(2,342)	(3,235)
(Loss)/ income before minority interest	(1,986)	5,518	13,420	33,822	43,052
Minority interest	1,319	975	430	—	(14)
Net (loss) from equity method investments	—	—	—	6	4
Net (loss)/ income	(3,305)	4,543	12,990	33,816	43,062
Deemed dividend to preferred shareholder at issuance	(7,427)	—	—	—	—
Cash dividend to preferred shareholder	—	—	(5,731)	—	—
Net (loss)/ income attributable to holders of ordinary shares	$(10,732)	$4,543	$7,259	$33,816	$43,062

Earnings per share data:
Net (loss)/ income per share—basic ordinary shares	$(0.36)	$0.11	$0.24	$0.74	$0.75
Net income per share—basic participating preferred shares	1.32	0.11	0.54	0.66	—
Net (loss)/ income per ordinary share—diluted	$(0.36)	$0.11	$0.21	$0.68	$0.72
Weighted average shares used in calculating basic net (loss)/ income per share—ordinary shares	30,000,000	30,000,000	30,488,889	39,170,004	57,138,985
Weighted average shares used in calculating basic net income per share—preferred shares	5,638,889	10,000,000	10,519,120	7,389,394	—
Weighted average shares used in calculating basic net (loss)/ income per share	30,000,000	30,000,000	34,225,321	42,773,590	60,058,724

Consolidated Balance Sheet Data:
Cash and cash equivalents	$5,278	$8,272	$21,137	$228,958	$202,947
Total assets	9,545	16,217	33,505	263,735	297,976
Total liabilities	5,585	6,362	21,564	11,884	71,950
Minority interest	1,969	2,944	4,000	4,000	1,564
Series A convertible redeemable preferred shares	12,000	12,000	16,078	—	—
Total shareholders’ (deficiency)/ equity	(10,009)	(5,089)	(8,137)	247,851	224,462
Total liabilities, minority interest, Series A convertible redeemable preferred shares and shareholders equity	$9,545	$16,217	$33,505	$263,735	$297,976

(a)
The consolidated statements of operations data for the year ended December 31, 2004 also include the results of operations of the smart card and CA systems business of N-T Information Engineering through June 7, 2004, on which date such business was transferred to N-S Digital TV, our variable interest entity.

In December 2008, our board of directors declared a special cash dividend of $1.00 per ordinary share.  This special dividend in the aggregate amount of $57.2 million was fully paid by the end of February 2009.

Exchange Rate Information

We present our historical consolidated financial statements in U.S. dollars. In addition, solely for the convenience of the reader, certain pricing information is presented in U.S. dollars and certain contractual amounts that are in Renminbi include a U.S. dollar equivalent. Except as otherwise specified, this pricing information and these contractual amounts are translated at $1.00 to RMB6.8225, the noon buying rate in The City of New York for cable transfers of Renminbi as certified for customs purposes by the Federal Reserve Bank of New York on December 31, 2008. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, the rates stated below, or at all. The PRC government imposes controls over its foreign currency reserves in part through direct regulation of the conversion of Renminbi into foreign exchange and through restrictions on foreign trade.

On May 18, 2009, the noon buying rate in The City of New York for cable transfers of Renminbi as certified for customs purposes by the Federal Reserve Bank of New York was RMB6.8265 to $1.00. The following table sets forth additional information concerning exchange rates between Renminbi and U.S. dollars for the periods indicated. These rates are provided solely for your convenience and are not necessarily the exchange rates that we used in this annual report or will use in the preparation of our periodic reports or any other information to be provided to you.

	RMB per $1.00 Noon Buying Rate
Period	Period End	Average(1)	Low	High
2004	8.2765	8.2768	8.2764	8.2774
2005	8.0702	8.1826	8.0702	8.2765
2006	7.8041	7.9579	7.8041	8.0702
2007	7.2946	7.5806	7.2946	7.8127
2008	6.8225	6.9193	6.7800	7.2946
November	6.8254	6.8280	6.8220	6.8373
December	6.8225	6.8538	6.8225	6.8842
2009
January	6.8392	6.8360	6.8225	6.8403
February	6.8395	6.8363	6.8241	6.8470
March	6.8329	6.8360	6.8240	6.8438
April	6.8180	6.8306	6.8180	6.8361
May (through May 18)	6.8265	6.8215	6.8176	6.8265

Source: Federal Reserve Bank of New York

(1)	Annual averages are calculated using month-end rates. Monthly averages are calculated using the average of the daily rates during the relevant period.

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

Our future success depends upon the pace at which PRC television network operators switch from analog to digital transmission. Analysys International, a Beijing-based market research firm, projected that the number of digital cable television subscribers in the PRC will grow from 45.1 million as of December 31, 2008 to 110.5 million as of December 31, 2011. However, various factors may cause PRC television network operators to convert from analog to digital transmission at a slower pace. The PRC government, which has strongly encouraged television network operators to digitalize their networks and has set a target of 2015 for all, except for up to six, analog channels to be switched off, may relax or cancel the 2015 target. PRC television viewers may fail to subscribe to digital television services in sufficient numbers to support wide-scale digitalization. PRC television network operators may decide that the commercial benefits of digitalization are outweighed by the costs or other commercial or policy considerations. If any of these or other factors were to cause the pace of digitalization to proceed significantly more slowly than we anticipate, our sales of CA systems, in particular smart cards, would suffer significantly, and our revenues would be materially adversely affected.

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

In addition, many of our customers are directly or indirectly owned by the central PRC government or provincial or local governments. As a result, their business strategies and capital expenditure budgets are significantly influenced by government policies at various levels. Any change in the business strategies of our customers that leads to a reduction in the funds available to purchase our CA systems could have a material adverse effect on our business, operating results and financial condition. Furthermore, any changes in regulation that might result in the consolidation of the PRC cable television network industry could, among other things, substantially increase the bargaining power of the consolidated network operators over us and require us to reduce the prices of our CA systems and other products and services, which could, in turn, materially adversely affect our revenues.

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

Television network operators who purchase and install our CA systems head-end software generally purchase our smart cards in batches over a period from several months to several years as they roll out digital services to their subscribers in stages. Most of our revenues are derived from the sale of smart cards to customers who are engaged in such service roll-outs. However, certain television network operators have installed our CA systems head-end software and subsequently failed to purchase commercial quantities of our smart cards. Factors that may cause a television network operator to suspend or halt its digitalization using our products include, but are not limited to, changes in such television network operator’s management priorities or financial condition, and a decision by such television network operator to carry out digitalization using the CA systems of a competitor. If significant numbers of television network operators who have already installed our CA systems head-end software fail to purchase commercial quantities of our smart cards, we may not be able to sustain our current revenue level.

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

We have a limited operating history, which may make it difficult for you to evaluate our business and prospects, and our rapid growth in the past may not be sustainable.

In the years immediately following the commencement of our operations in 2004, we enjoyed rapid growth in revenues. Our net revenues increased 82.6%, 132.1% and 260.7% in 2007, 2006 and 2005, respectively, compared to the prior year. Such revenue growth rates, which have decreased over time, may not be representative of future growth or be sustainable. Our net revenues increased 26.8% in 2008 compared to 2007, which is significantly lower than our growth rates in previous years. As our operating history is limited, the revenue and income potential of our business and markets are unproven. Our historical operating results may not provide a meaningful basis for evaluating our business, financial performance and prospects. In addition, we face numerous risks, uncertainties, expenses and difficulties frequently encountered by companies at an early stage of development. Some of these risks and uncertainties relate to our ability to:

•	develop new customers or new business from existing customers;

•	enhance the technical sophistication of the products we offer;

•	respond effectively to competitive pressures; and

•	attract and retain qualified management and employees.

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

We depend, and expect to continue to depend, on a limited number of customers for a significant portion of our revenues in any single period. If one customer defers or cancels its orders or chooses our competitors’ products or services, our revenues could decline significantly.  In addition, a significant portion of our outstanding accounts receivable is derived from sales to a limited number of customers.  Failure of any of these customers to meet their payment obligations would materially and adversely affect our financial position, liquidity and results of operations.

The revenues generated by our top five customers for a particular year as a percentage of our total revenues declined from 89.9% in 2004 to 29.1% in 2008. However, we currently still derive, and we expect to continue to derive, a significant portion of our revenues from a limited number of customers, although the particular customers may vary from period to period. As digital cable television networks are in their infancy in the PRC, the largest shipments of smart cards are to operators who are launching new digital transmission systems and need to purchase in bulk for their new networks. For example, two customers each contributed more than 10% of our total revenues in 2006, representing an aggregate of 27.5% of our total revenues during 2006; and one customer contributed more than 10% of our total revenues in each of 2007 and 2008, representing 14.1% and 15.1% of our revenues, respectively, in such periods. If a customer significantly reduces the volume of its purchases from us, defers or cancels orders or terminates its relationship with us, our revenues could decline significantly and, as a result, our business, operating results and financial condition could be materially adversely affected.

In addition, a significant portion of our outstanding accounts receivable is derived from sales to a limited number of customers. For example, two of our customers each accounted for 10% or more of our accounts receivable balance, representing an aggregate of 23.5% of our accounts receivable balance, as of December 31, 2008. The failure of any of these customers to meet its payment obligations would materially and adversely affect our financial position, liquidity and results of operations.

Our business may suffer if cable television network operators, who currently comprise our primary customer base, do not compete successfully with existing and emerging alternative platforms for delivering television programs, including terrestrial networks, Internet protocol television and satellite broadcasting networks.

Our existing customers are mainly cable television network operators in the PRC, which compete with traditional terrestrial television networks for the same pool of viewers. As technologies develop, other means of delivering information and entertainment to television viewers are evolving. For example, some telecommunications companies in the PRC are seeking to compete with terrestrial broadcasters and cable television network operators by offering Internet protocol television, or IPTV, which allows telecommunications companies to stream television programs through telephone lines. While the PRC Ministry of Industry and Information (formerly known as the PRC Ministry of Information Industry), or the MII, so far has issued only six IPTV licenses, it may issue significantly more licenses in the future. In addition, the SARFT issued a broadcast license in 2006 to the PRC’s first direct satellite broadcast company, which began operation in 2008. We may not be as successful in selling our CA systems to the operators of IPTV or satellite television networks as we have been in selling to cable television network operators. To the extent that the terrestrial television networks, telecommunications companies or satellite television network operators compete successfully with cable television network operators for viewers, the ability of our existing customer base to attract and retain subscribers may be adversely affected. As a result, demand for additional smart cards could falter and we may not be able to sustain our current revenue level.

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

In addition to our CA systems, the secured transmission of digital television programming also relies on certain other software and hardware components, such as set-top boxes supplied by other vendors, used on our customers’ digital television networks. A security breach of any of these other software and hardware components could also result in unauthorized access to the television networks of our customers. For example, in November 2007, it was discovered that an individual located in the city of Daqing in Heilongjiang Province had provided shared access to the local digital television network to more than one hundred other people without authorization by hacking into certain set-top boxes used on that network, which do not have advanced security features due to cost considerations.  By using a “tracking” technology offered by our CA systems, which enables an operator to track down the compromised set-up boxes, the local television network operator identified the points of breach, took measures to block further unauthorized access and contained the impact of the breach. The perpetrator was convicted and sentenced to eight months in prison. According to our contractual arrangement with this cable network operator, we believe we are not liable for such security breach of software or hardware components that are supplied by other vendors.  However, our business, operating results and financial conditions could still be materially and adversely affected if the scale of such security breach reaches a level such that the affected television network operators may have difficulty in recruiting new subscribers or retaining existing subscribers and a significant reduction in demand for our smart cards results.  Furthermore, as our CA systems are used on the affected networks, our reputation could also be harmed by being associated with such security breaches on our customers’ networks.

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

We generally do not have long-term contracts with our suppliers. We purchase substantially all of the computer chips that are used in our smart cards from two suppliers, STMicroelectronics, or STM, and Infineon Technologies AG, or Infineon (prior to February 2009, indirectly through an agent of Infineon). In addition, we have arrangements with four smart-card manufacturers, China Electronics Smart Card Co., Ltd., or China Electronics, the China Sciences Group, Axalto Smart Card Technology Co., and Oberthur Card Systems, to embed the computer chips into plastic cards. We generally place purchase orders with our computer chip and smart card suppliers as needed to meet our customers’ demand. Generally, our computer chip and smart card suppliers are not under any contractual obligation to accept our purchase orders or fulfill them within our desired time frame. However, we currently maintain a one-year contract with each of China Electronics and the China Sciences Group that requires China Electronics or the China Sciences Group, as the case may be, to fulfill our orders in accordance with an agreed schedule. Any significant delay or failure by any of our suppliers or manufacturers to fulfill our orders for computer chips or smart cards could force us to obtain computer chips or smart cards from alternative sources at higher cost, negatively affecting our operating margins, or could prevent us from delivering smart cards in the required quantities to our customers on time. Any such failure by us could have a material adverse effect on our reputation, retention of customers, business, operating results and financial condition, and may subject us to claims from our customers.

We face intense competition, which could reduce our market share and harm our financial performance.

The market for digital television CA systems and software applications is intensely competitive. Several of the world’s leading developers and producers of CA systems, including Conax AS, Irdeto Access BV, Kudelski SA and NDS Group, operate in the PRC market. We also compete with domestic CA systems vendors, including DVN Holdings Ltd. and Sumavision Technologies Co., Ltd. Some of our competitors have substantially greater financial, technical and other resources than we do, and may respond more quickly than we could to technological or commercial changes in our industry. In addition, some competitors offer their CA systems at a lower price than we do. We may need to reduce our prices to compete with them, which may lead to reduced margins or loss of market share. See “Item 4. Information on the Company—B. Business Overview—Competition.”

We depend upon key personnel, including our senior executives and technical and engineering staff, and our business and growth prospects may be severely disrupted if we lose their services.

Our future success depends heavily on the continued service of our key executives. In particular, we rely on the expertise and experience of Mr. Jianhua Zhu, chairman of our board of directors and our chief executive officer, Dr. Zengxiang Lu, member of our board of directors and former chairman and chief strategy officer, Mr. Jian Han, our chief technology officer, and Mr. Dong Li, our president and chief marketing officer, in our business operations and technology development efforts, and on their relationships with the regulatory authorities, our customers, our suppliers, our employees and our operating company, N-S Digital TV. If any of them becomes unable or unwilling to continue in their present positions, or if they join a competitor or form a competing company, we may not be able to replace them easily, our business may be significantly disrupted and our business, operating results and financial condition may be materially adversely affected. We do not currently maintain key-man insurance for any of our key personnel. Furthermore, our future success depends heavily upon our ability to recruit and retain experienced technical and engineering staff. There is substantial competition for qualified technical personnel from other companies in our industry as well as from businesses outside our industry, and we may not be successful in retaining technical and engineering employees and recruiting new ones. If we are unsuccessful in our recruitment and retention efforts, our business may be materially adversely affected.

Our attempts to diversify our business and expand our revenues by cooperating with digital television network operators to provide value-added television services may not be successful and may prove costly.

We have been pursuing strategies to expand and diversify our revenues, including cooperating with digital television network operators to offer premium cable television services such as digital television-based advertising platforms, high-definition content distribution services and digital television gaming services. To this end, we established Beijing Novel-Super Media Investment Co., Ltd., or N-S Media Investment, and Guangdong SuperTV Digital Media Co., Ltd., or Guangdong SuperTV, as our wholly owned subsidiaries in December 2007 and October 2008, respectively, and a joint venture, Dongguan SuperTV Video Info Co. Ltd., or Dongguan SuperTV, between N-S Digital TV and a PRC citizen, to provide value-added services to television viewers in June 2008. See “Item 4. Information on the Company—A. History and Development of the Company.”  However, we have no prior experience cooperating with television network operators in providing value-added services, and may not be successful in doing so. In addition, our attempts to develop this new business model may be time-consuming and may distract our management from developing our existing lines of business, which could adversely affect our business, operating results and financial condition.

We may face difficulties implementing our acquisition strategy, including identifying suitable opportunities and integrating acquired businesses and assets with our existing operations, which could have a material adverse effect on our business, operating results and financial condition.

As part of our business strategy, we intend to enhance our capabilities by acquiring other companies, businesses or technologies that complement our existing business or enhance our product portfolio and proprietary technology. However, our ability to implement our acquisition strategy will depend on our ability to identify suitable acquisition candidates, our ability to compete effectively to attract and reach agreement with acquisition candidates on commercially reasonable terms and the availability of financing to complete larger acquisitions, as well as our ability to obtain any required shareholder or government approvals. In addition, any particular acquisition may not produce the intended benefits. For example, we may not be successful in integrating acquisitions with our existing operations and personnel, and the process of integration may cause unforeseen operating difficulties and expenditures and may attract significant attention of our management that would otherwise be available for the ongoing development of our business. If we make future acquisitions, we may issue new shares that dilute the interests of our other shareholders, expend cash, incur debt, assume contingent liabilities or create additional expenses related to the impairment of goodwill or the amortization of other intangible assets with estimable useful lives.

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

The PRC government introduced regulations in 1999 generally requiring a company that engages in the production and sale of encryption products to obtain two licenses, one for the production of encryption products and the other for the sale and distribution of encryption products, and the implementation rules for issuing such two licenses were promulgated in December 2005. Under these regulations and rules, a company generally is only allowed to produce and/or sell encryption products that use algorithms designated by the encryption authority and such products shall also be certified by the encryption authority. The encryption authority initially designated permitted algorithms for CA systems in April 2007 and a final and official designation remains pending. Like many other vendors of CA systems in the PRC, N-S Digital TV has been producing and selling CA systems using algorithms other than those initially designated by the encryption authority. We understand the encryption authority has allowed a transition period, of a duration yet to be determined at the sole discretion of the encryption authority, for vendors of CA systems to comply with this requirement to use the algorithms to be finally and officially designated by the government. See “Item 4. Information on the Company—B. Business Overview— Regulation—Regulation of Encryption Industry.” N-S Digital TV has engaged in the production and sale of encryption products since its establishment in May 2004, but it did not obtain the license for the production of encryption products until June 2006 and the license for the sale of encryption products until September 2008. In February 2009, certain CA system products we developed by using the algorithms designated by the encryption authority were certified by the encryption authority. However, we have not decided when N-S Digital TV will produce and sell those products using the designated algorithms and various factors, in addition to the permissible transition period for adoption, will affect this decision, including whether products using algorithms designated by the encryption authority will be generally accepted by the cable television industry (including CA system vendors and cable television operators). If N-S Digital TV fails to adopt the algorithms designated by the encryption authority for any of CA systems products it produces and sells by the end of the transition period or at any time during the transition period at the request of the government, it may be required to discontinue the production and sale of its non-compliant CA systems. If the relevant PRC government authorities deem N-S Digital TV’s production of encryption products prior to June 2006 or sale of encryption products prior to September 2008 to be in violation of the applicable regulations, they may impose sanctions against N-S Digital TV. Such sanctions may include confiscation of income from non-compliant activities, fines of up to three times the amount of income from non-compliant activities and revocation of the licenses already issued. Imposition of such sanctions may result in material disruptions to our business operations, damage to our reputation and financial losses. As a result, our business, operating results and financial condition may be materially adversely affected.

Enforcement of certain recent PRC regulatory requirements regarding the use of encryption products may prevent prospective customers from purchasing our CA systems and our business could be materially adversely affected as a result.

In March 2007, the PRC encryption authority introduced regulations that require users to use only encryption products that are certified by the encryption authority. The CA systems we currently produce and sell have not been certified by the encryption authority because we have not adopted the government-designated algorithms for such CA systems. King & Wood, our PRC counsel, has advised us that because the encryption authority has allowed a transition period, of a duration yet to be determined at the sole discretion of the encryption authority, for us to adopt the algorithms to be finally and officially designated by the government, it is unlikely that the encryption authority will enforce the above-mentioned regulatory requirements with respect to the use or purchase of our CA systems during that transition period. In February 2009, certain CA system products we developed by using the algorithms designated by the encryption authority were certified by the encryption authority. However, as stated above, we have not decided when N-S Digital TV will produce and sell those CA system products certified by the encryption authority and various factors, in addition to the permissible transition period for adoption, will affect this decision. If we have not obtained the certification for the CA systems that we produce and sell upon the expiration of the transition period or at an earlier time the PRC encryption authority may otherwise require, enforcement of the above-mentioned regulatory requirements could prevent our prospective customers from purchasing our non-compliant CA systems. In addition, even if we produce and sell products certified by the PRC encryption authority, we cannot assure you that we will be able to successfully market such products. As a result, our business, operating results and financial condition may be materially adversely affected.

We may incur development costs and may be required to pay certain fees in order to use the algorithms designated by the PRC encryption authority for CA systems.

A company generally is only allowed to produce and/or sell encryption products that have adopted the algorithms designated by the PRC encryption authority. As the encryption authority did not designate any algorithms for CA systems until April 2007, we have been using algorithms in our CA systems other than those designated by the encryption authority.  If we are required by the government authorities to instead use the algorithms designated by the encryption authority in our CA systems, we may incur costs to develop new products adopting such algorithms and may have to pay certain fees to the government for such usage.  Development costs and the payment of such fees, the amount of which remains unclear, may have an adverse material effect on our profit margin if we cannot pass on such increased costs to our customers.

We are in the process of registering as our trademarks the English and Chinese names “NOVEL SUPERTV.” If we fail to have such trademarks registered, our business operations could be adversely affected.

We used to depend on N-T Information Engineering for the use of the English and Chinese names for “NOVEL-TONGFANG” and a graphic logo pursuant to a non-exclusive license agreement.  N-T Information Engineering has registered these names and this logo as trademarks.  Pursuant to our agreement with N-T Information Engineering, we may use these trademarks free of charge for as long as they remain registered.  Prior to January 2008, we used these trademarks in all of the CA systems we sold in the PRC.  The registrations for these trademarks expire at various dates in 2013.  We also used “NOVEL-TONGFANG” as part of the name of N-S Digital TV.

In November 2007, we ceased using “NOVEL-TONGFANG” in N-S Digital TV’s name by changing its name from “Beijing Novel-Tongfang Digital TV Technology Co., Ltd.” to “Beijing Novel-Super Digital TV Technology Co., Ltd.”  In January 2008, we ceased using the English and Chinese names for “NOVEL-TONGFANG” as trademarks for our products and we currently intend not to use such trademarks in the future.  We started to use the English and Chinese names for “NOVEL SUPERTV” in combination with the graphic logo we licensed from N-T Information Engineering as the trademarks for our products.  In December 2008, we acquired for free the licensed graphic logo from N-T Information Engineering. We are currently in the process of applying to register the trademarks of the English and Chinese names for “NOVEL SUPERTV.”  We cannot assure you that the registration of such trademarks containing the English and Chinese names of “NOVEL SUPERTV” will finally be approved by the PRC trademark registration authority.  If we fail to have such trademarks registered, we may not be able to prevent any third parties, including our competitors, from using the same trademarks for their products or services.  In addition, if a third party has already registered names similar to “NOVEL SUPERTV” as its trademarks, we may be prevented from using the English and Chinese names for “NOVEL SUPERTV” as our trademarks.  In either case, our business operations could be adversely affected as a result.

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

Our quarterly operating results have varied significantly in the past and are likely to continue to vary significantly in the future.  Historically, we have generally experienced a slowdown or decrease in smart card orders in the first quarter of the year due to the Chinese Lunar New Year holiday and an annual trade fair for the television, broadband and related industries in the PRC during such quarter.  In addition, our quarterly revenues are subject to fluctuation because they substantially depend upon the timing of orders.  A significant portion of our quarterly revenues has generally reflected orders from a small number of large customers for our CA systems. Our cost of revenues and operating expenses may also fluctuate from quarter to quarter.  As a result, you may not be able to rely on period-to-period comparisons of our operating results as an indication of our future performance.  Our actual quarterly results may differ from market expectations, which could adversely affect the price of our ADSs.

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

We are subject to the Sarbanes-Oxley Act of 2002.  Section 404 of the Sarbanes-Oxley Act of 2002, or Section 404, requires that we include a report of management on our internal control over financial reporting in our annual report on Form 20-F beginning with our annual report for the fiscal year ending December 31, 2008.  In addition, our independent registered public accounting firm must report on the effectiveness of our internal control over financial reporting.  Our management concluded that our internal control over financial reporting was effective as of December 31, 2008, the end of the period covered by this annual report, and our independent registered public accounting firm opined that we maintained effective internal control over financial reporting of the same period.  However, we may fail to maintain effective internal controls over financial reporting in the future, in which case we and the independent registered public accounting firm may not be able to conclude that we have effective internal control over financial reporting.  Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm may disagree.  If such independent registered public accounting firm is not satisfied with our internal control or the level at which our control is documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us, then it may not be able to issue an unqualified opinion.  In addition, our reporting obligations as a public company may place a significant strain on our management, operational and financial resources and systems for the foreseeable future.

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

Depending upon the value of our shares and ADSs and the nature of our assets and income over time, we could be classified as a PFIC by the United States Internal Revenue Service for U.S. federal income tax purposes.  Based upon the past composition of our income and valuation of our assets, including goodwill, we believe we were not a PFIC for 2008.  There can be no assurance that we will not be a PFIC for the taxable year 2009 or future taxable years, as PFIC status is tested each year and depends on our assets and income in such year.  Our PFIC status for the current taxable year 2009 will not be determinable until the close of the taxable year ending December 31, 2009.

We will be classified as a PFIC in any taxable year if either: (1) the average percentage value of our gross assets during the taxable year that produce passive income or are held for the production of passive income is at least 50% of the value of our total gross assets or (2) 75% or more of our gross income for the taxable year is passive income.  For example, we would be a PFIC for the taxable year 2009 if the sum of our average market capitalization, which is our share price multiplied by the total number of our outstanding shares, and our liabilities over that taxable year is not more than twice the value of our cash, cash equivalents and other assets that can be readily converted into cash.  In particular, we would likely become a PFIC if the value of our outstanding shares were to decrease significantly while we hold substantial cash and cash equivalents.

If we are classified as a PFIC in any taxable year in which you hold our ADSs or shares and you are a U.S. holder, you would generally be taxed at higher ordinary income rates, rather than lower capital gain rates, if you dispose of our ADSs or shares for a gain in a later year, even if we are not a PFIC in that year.  In addition, a portion of the tax imposed on your gain would be increased by an interest charge.  Moreover, if we were classified as a PFIC in any taxable year, you would not be able to benefit from any preferential tax rate with respect to any dividend distribution that you may receive from us in that year or in the following year.  Finally, you would also be subject to special United States federal income tax reporting requirements.  We cannot assure you that we will not be a PFIC for 2009 or any future taxable year.  For more information on the United States federal income tax consequences to you that would result from our classification as a PFIC, see “Item 10. Additional Information—E. Taxation—United States Federal Income Taxation—Taxation of Capital Gains—PFIC Rules.”

Risks Relating to Our Corporate Structure

If the PRC government determines that N-S Digital TV is a vendor of non-PRC CA systems by virtue of the agreements that establish the structure for operating our business, we could face difficulty selling our CA systems in the PRC.

SARFT policy requires any cable television network operator who uses a non-PRC CA system to install a parallel PRC CA system.  Under this policy, vendors of non-PRC CA systems may sell only to cable network operators who have already installed a PRC CA system or who are willing to purchase a parallel PRC CA system.  This may result in a competitive disadvantage for vendors of non-PRC CA systems relative to vendors of PRC CA systems.  Such policy does not expressly indicate whether the CA systems produced by a foreign-invested company incorporated in the PRC, such as our subsidiary Beijing Super TV Co., Ltd., or Super TV, fall into the category of non-PRC CA systems.  In light of this ambiguity, in order to avoid our CA systems being deemed non-PRC CA systems, we have established N-S Digital TV, which is wholly owned by PRC persons, to produce and sell our CA systems.  We do not have any equity interest in N-S Digital TV and instead enjoy the economic benefits of, and have substantive control over, N-S Digital TV through contractual arrangements with N-S Digital TV and its shareholders.  N-S Digital TV also holds the licenses and approvals that are essential to our business, and we derive a significant portion of our revenues from N-S Digital TV.

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

The agreements that establish the structure for operating our business may result in the relevant PRC government regulators revoking or refusing to renew N-S Digital TV’s licenses for the production and sale of commercial encryption products, or refusing to issue any other license required to engage in an encryption-related business.

Our CA systems business uses encryption technology and thus is required by the relevant PRC laws and regulations to obtain licenses to produce and sell commercial encryption products. Although foreign-invested enterprises incorporated in the PRC, such as our subsidiary, Super TV, are not expressly prohibited from conducting a business that uses encryption technology, foreign-invested enterprises may have difficulty obtaining the necessary license due to the PRC encryption authority’s generally restrictive approach towards foreign participation in the PRC encryption industry. N-S Digital TV, which is wholly owned by PRC persons and through which we conduct our CA systems business, has obtained licenses to produce and sell commercial encryption products as required for our business.

Our contractual arrangements with N-S Digital TV and its shareholders provide us with the economic benefits of, and substantive control over, N-S Digital TV. If the PRC encryption authority determines that our control over, or relationship with, N-S Digital TV through those contractual arrangements is contrary to their generally restrictive approach towards foreign participation in the PRC encryption industry, we can not assure you that the PRC encryption authority will not reconsider N-S Digital TV’s eligibility to hold the licenses to produce and sell commercial encryption products. The PRC encryption authority may revoke, or refuse to renew, N-S Digital TV’s licenses to produce and sell commercial encryption products, or refuse to grant any other encryption-related license that may be required for our business in the future. If that were to happen, we might have to discontinue all or a substantial portion of our business pending the re-issuance, extension or issuance of the required license. In addition, we might have to restructure our operation in order to have such licenses re-issued, extended or issued. Such restructuring may result in a loss or reduction of our control over, or the economic benefits we enjoy from, N-S Digital TV under existing contractual arrangements. As a result, our business, financial condition or operating results could be materially adversely affected.

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

We do not have any equity interest in N-S Digital TV and instead enjoy the economic benefits of, and have substantive control over, N-S Digital TV through contractual arrangements with N-S Digital TV and its shareholders. Conflicts of interests may arise between us and the shareholders of N-S Digital TV, who are currently our employees. In addition, two directors of N-S Digital TV are also directors of our company, and conflicts may arise between the duties they owe to N-S Digital TV and the duties they owe to us. We cannot assure you that if any such conflicts arise, any or all of the shareholders or directors of N-S Digital TV, as the case may be, will act in the best interests of our company or that such conflicts will be resolved in our favor. We have no specific policies or procedures for resolving any such conflicts that may arise. In addition, these shareholders or directors may breach, or cause N-S Digital TV to breach or refuse to renew, the existing contractual arrangements that allow us to effectively control N-S Digital TV and receive economic benefits from it. If we cannot satisfactorily resolve any conflicts of interest or disputes between us and the shareholders or directors of N-S Digital TV, we may have to rely on legal proceedings, which may involve substantial uncertainty and result in disruptions to our business operations.

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

As of April 30, 2009, our three largest shareholders beneficially owned a total of approximately 62.3% of our outstanding shares. Accordingly, they will have significant influence in determining the outcome of any corporate transaction or other matter submitted to the shareholders for approval, including mergers, consolidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions. They will also have the power to prevent or cause a change in control. In addition, without the consent of these shareholders, we could be prevented from entering into transactions that could be beneficial to us. These shareholders may cause us to take actions that are opposed by other shareholders as the interests of these shareholders may differ from the interests of our other shareholders, including those who purchased the ADSs in our initial public offering. See “Item 7. Major Shareholders and Related Party Transactions” for more information regarding the share ownership of our officers, directors and significant shareholders.

Risks Relating to the People’s Republic of China

Our operations may be materially adversely affected by changes in the economic, political and social conditions of the PRC.

Substantially all of our non-cash assets are located in, and all of our revenue is sourced from, the PRC. Accordingly, our business, financial condition, results of operations and prospects may be influenced to a significant degree by political, economic and social conditions in the PRC generally and by continued economic growth in the PRC as a whole.

The PRC economy differs from the economies of most developed countries in many respects, including with respect to the extent of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. While the PRC economy has experienced significant growth over the past three decades, growth has been uneven across different regions and among various economic sectors. The PRC government has implemented various measures to encourage economic development and guide the allocation of resources. Some of these measures benefit the overall PRC economy, but may also have a negative effect on us. For example, our operating results and financial condition may be adversely affected by government control over capital investments or changes in tax regulations that are applicable to us. We cannot predict the possible impact of any future economic policies of the PRC government on our business and operations.

Due to an economic downturn caused by the recent global financial crisis, the PRC’s gross domestic product, or GDP, growth rate decreased to 9.0% in 2008 and 6.1% in the first quarter of 2009. In response to the global financial crisis, the PRC government has adopted a series of measures to stimulate the economy. While such measures may help create a positive policy environment for the economy in the PRC, there are uncertainties with respect to the effects of such measures. Any further slowdown in the economic growth of the PRC could lead to further reduced business activities, including a slowing-down or decline in investment in cable television networks, which in turn may result in a reduction of demand for our products and services and thus adversely affect our business, as well as our operating results and financial condition.

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

On August 8, 2006, six PRC regulatory agencies, including the Ministry of Commerce, or the MOFCOM, the State-owned Assets Supervision and Administration Commission, the State Administration for Taxation, or the SAT, the State Administration for Industry and Commerce, the CSRC and the State Administration of Foreign Exchange, or the SAFE, jointly adopted the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the New M&A Rules, which became effective on September 8, 2006. The New M&A Rules, among other things, include provisions that purport to require that an offshore special purpose vehicle formed for the purpose of an overseas listing of securities in a PRC company obtain the approval of the CSRC prior to the listing and trading of such special purpose vehicle’s securities on an overseas stock exchange.

On September 21, 2006, the CSRC published on its official website procedures regarding its approval of overseas listings by special purpose vehicles. The CSRC approval procedures require the filing of an application and supporting documents with the CSRC.

We completed the initial listing and trading of our ADSs on the New York Stock Exchange, or the NYSE, on October 11, 2007. We did not seek CSRC approval in connection with our initial public offering. Our PRC counsel, King & Wood, advised us that, based on their understanding of the current PRC laws, regulations and rules and the procedures announced on September 21, 2006, because we completed our restructuring in 2004 in connection with an equity investment in our company by a private equity investor more than two years prior to the promulgation of the New M&A Rules, we were not and are not required by the New M&A Rules to apply to the CSRC for approval of our initial public offering, unless we are clearly required to do so by any rules promulgated in the future. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulation of Overseas Listings.” However, the application of the New M&A Rules remains unclear. If the CSRC or another PRC regulatory agency subsequently determines that the CSRC’s approval was required for our initial public offering, we may face sanctions by the CSRC or another PRC regulatory agency. If this happens, these regulatory agencies may impose fines and penalties on our operations in the PRC, limit our privileges in the PRC, or take other actions that could have a material adverse effect on our business, financial condition, results of operations, as well as the trading price of our ADSs.

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

The SAFE regulations required registration by March 31, 2006 of direct or indirect investments previously made by PRC residents in offshore companies prior to the implementation of the Notice on Issues Relating to the Administration of Foreign Exchange in Fund-Raising and Reverse Investment Activities of Domestic Residents Conducted via Offshore Special Purpose Companies on November 1, 2005, or SAFE Notice 75. If a PRC shareholder with a direct or indirect stake in an offshore parent company fails to make the required SAFE registration, the PRC subsidiaries of such offshore parent company may be prohibited from making distributions of profit to the offshore parent and from paying the offshore parent proceeds from any reduction in capital, share transfer or liquidation in respect of the PRC subsidiaries. Furthermore, failure to comply with the various SAFE registration requirements described above could result in liability under PRC law for foreign exchange evasion.

We cannot assure you that all of our shareholders who are PRC residents will comply with our request to make or obtain any registrations or approvals required under these regulations or other related legislation. If any existing shareholder transfers any of our shares or ADSs to another PRC resident, it is unclear whether such new shareholder is also required to make the SAFE registration. Furthermore, as these regulations are still relatively new and there is uncertainty concerning the reconciliation of the new regulation with other approval requirements, it is unclear how the regulation, and any future regulation concerning offshore or cross-border transactions, will be interpreted, amended and implemented by the relevant government authorities. The failure or inability of our PRC resident shareholders to obtain any required approvals or make any required registrations may subject us to fines and legal sanctions, restrict our cross-border investment activities, and prevent us from being able to make distributions or pay dividends, as a result of which our business operations and our ability to distribute profits to you could be materially adversely affected.

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

Restrictions on currency exchange may limit our ability to effectively utilize our revenues as well as the ability of our PRC subsidiaries to obtain debt or equity financing from financial institutions or investors outside the PRC, including us.

Substantially all of our operating revenues were denominated in Renminbi in 2008. The Renminbi is currently convertible under the “current account,” which includes dividends, trade and service-related foreign exchange transactions, but not under the “capital account,” which includes foreign direct investment and loans. Currently, Super TV may purchase foreign exchange for settlement of “current account transactions,” including purchase of imported computer chips and payment of dividends to us, without the approval of the SAFE by complying with certain procedural requirements. However, the relevant PRC governmental authorities may limit or eliminate our ability to purchase foreign currencies in the future for current account transactions. Since a significant amount of our future revenues will be denominated in Renminbi, any existing and future restrictions on currency exchange may limit our ability to utilize revenues generated in Renminbi to purchase computer chips from suppliers outside of the PRC or fund our business activities outside of the PRC denominated in foreign currencies or pay dividends in foreign currencies to our shareholders, including holders of our ADSs.

In addition, foreign exchange transactions under the capital account are still subject to limitations and require approvals from, or registration with, the SAFE and other relevant PRC governmental authorities. This could affect the ability of Super TV to obtain foreign exchange through debt or equity financing, including by means of loans or capital contributions from us.

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

•
loans by us to N-S Digital TV, which is a domestic PRC entity, and its subsidiaries must be approved by the relevant government authorities and must also be registered with the SAFE or its local counterpart.

We may also decide to finance Super TV by means of capital contributions, and such contributions must be approved by the MOFCOM or its local counterpart. We are unlikely to finance N-S Digital TV and its subsidiaries by means of capital contributions due to regulatory issues discussed in “Item 4. Information on the Company—B. Business Overview—Regulation—Regulation of the Cable Television Industry. ” We may not be able to obtain the relevant government registrations or approval on a timely basis, if at all, with respect to future loans or capital contributions by us to Super TV or to N-S Digital TV and its subsidiaries. If we fail to do so, our ability to use the proceeds of our initial public offering and to capitalize our PRC operations may be negatively affected, which could adversely and materially affect our liquidity and our ability to fund and expand our business.

Fluctuations in exchange rates could result in foreign currency exchange losses.

As substantially all of our operating revenues are denominated in Renminbi and the net proceeds from our initial public offering are denominated in U.S. dollars, fluctuations in exchange rates between U.S. dollars and Renminbi will affect the relative purchasing power of these proceeds and our balance sheet and earnings per share in U.S. dollars. Appreciation or depreciation in the value of the Renminbi relative to the U.S. dollar would affect our financial results reported in U.S. dollar terms without giving effect to any underlying change in our business, financial condition or results of operations. Since July 2005, the Renminbi is no longer pegged solely to the U.S. dollar. Instead, the Renminbi is reported to be pegged against a basket of currencies, determined by the People’s Bank of China, against which it can rise or fall by as much as 0.3% each day. This permitted floating range was raised to 0.5% in May 2007. The Renminbi may appreciate or depreciate significantly in value against the U.S. dollar in the long term, depending on the fluctuation of the basket of currencies against which it is currently valued, or it may be permitted to enter into a full float, which may also result in a significant appreciation or depreciation of the Renminbi against the U.S. dollar. Fluctuations in the exchange rate will also affect the relative value of dividends, if any, payable on our ordinary shares in U.S. dollar terms and the value of any U.S. dollar-denominated investments we make in the future. In addition, since substantially all of our operating revenues are denominated in Renminbi while approximately half of our cost of revenues is denominated in U.S. dollars, fluctuations in the exchange rate could also impact our results of operations and financial condition.

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

Super TV and N-S Digital TV must meet a number of financial and non-financial criteria in order to continue to qualify for the above tax incentives. For example, in order to be able to enjoy the preferential income tax rate of 15%, Super TV and N-S Digital TV must be qualified as “high-and-new technology enterprises strongly supported by the State.” under the newly enacted PRC Enterprise Income Tax Law, or the 2008 EIT Law, which took effect on January 1, 2008. Moreover, the government could determine at any time to eliminate or reduce the scale of such preferential tax policies. See “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Taxes and Incentives—PRC.”

Any increase in Super TV’s or N-S Digital TV’s enterprise income tax rate or discontinuation or reduction of any of the preferential tax treatments or financial incentives currently enjoyed by Super TV or N-S Digital TV could adversely affect our business, operating results and financial condition.

We may be subject to PRC income tax on our global income, or dividends we receive from our PRC subsidiary may be subject to PRC withholding tax, depending on whether we are recognized as a resident enterprise in the PRC.

Pursuant to the 2008 EIT Law and Enterprise Income Tax Law Implementation Rules, or the Implementation Rules, enacted by the State Council on December 6, 2007 and which became effective on January 1, 2008, an enterprise established under the laws of a foreign country or region whose “de facto management body” is located within the PRC territory is considered a resident enterprise and will generally be subject to the enterprise income tax at the rate of 25% on its global income. According to the Implementation Rules, “de facto management body” refers to a managing body that exercises, in substance, overall management and control over the production and business, personnel, accounting and assets of an enterprise. The SAT issued the Notice on Issues Relating to Determination of Chinese-Controlled Offshore Enterprises as PRC Resident Enterprises by Applying the “De Facto Management Body” Test, or the SAT Notice No.82, on April 22, 2009. The SAT Notice No.82 provides for certain specific criteria for determining whether the “de facto management body” of a Chinese-controlled offshore enterprise is located in the PRC. Although the SAT Notice No.82 provides that it only applies to offshore enterprises controlled by PRC enterprises, not those controlled by PRC individuals, like our company, it is generally believed that the determining criteria set forth in the SAT Notice No.82 very likely reflect the SAT’s general position as to how the “de facto management body” test should be applied to determine the tax residency of all offshore enterprises, regardless of whether they are controlled by PRC enterprises or individuals. With reference to the criteria set forth in the SAT Notice No.82, we have preliminarily determined that we are not a PRC resident enterprise. However, if we were considered a PRC resident enterprise, we would be subject to the enterprise income tax at the rate of 25% on our global income. In such case, our profitability and cash flow would be adversely affected as a result of our global income being taxed under the 2008 EIT Law.

If we are considered as a non-resident enterprise under the 2008 EIT Law, we will not be subject to the enterprise income tax at the rate of 25% on our global income. In such case, however, dividends we receive from our PRC subsidiary will be subject to a PRC withholding tax, the standard rate of which is 10% and can be reduced by an applicable tax treaty, under the 2008 EIT Law. According to the Arrangement for Avoidance of Double Taxation on Income and Prevention of Tax Evasion entered into between the PRC and Hong Kong in August 2006, as amended, dividends paid by a PRC foreign-invested enterprise to its shareholder in Hong Kong are generally subject to a 5% PRC withholding tax compared to the standard 10% PRC withholding tax under the 2008 EIT Law. We indirectly hold the 100% interest in our PRC subsidiary, Super TV, through Golden Benefit Technology Limited, or Golden Benefit, a wholly-owned subsidiary incorporated in Hong Kong. See “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Taxes and Incentives—Tax Arrangement between PRC and Hong Kong.” As a result, to the extent we are considered as a non-resident enterprise, dividends we receive from our PRC subsidiary will be subject to the PRC withholding tax at the rate of 5%, instead of the standard rate of 10%. Such withholding tax will increase our tax burden and reduce the amount of cash available to our company.

Dividends payable by us to our non-PRC shareholders and ADS holders, and gains on the sales of our ordinary shares or ADSs, may be subject to withholding taxes under PRC tax laws, which may materially reduce the value of your investment.

Prior to January 1, 2008, dividends payable to non-PRC investors were exempted from withholding tax. The 2008 EIT Law and the Implementation Rules, both of which became effective on January 1, 2008, provide that an income tax rate of 10% (subject to the tax treaties between PRC and other jurisdictions) will generally be applicable to dividends payable to non-PRC investors which are derived from sources within the PRC, provided that dividends are not subject to the 10% tax if they are paid out of distributable profits accumulated before January 1, 2008. Similarly, any gain realized on the transfer of shares by such investors is also subject to 10% tax if such gains are regarded as income derived from sources within the PRC. We are a Cayman Islands holding company and substantially all of our income may come from dividends we receive from our subsidiaries, primarily the operating subsidiary located in the PRC. If we declare dividends from such income and such dividends are paid out of distributable profits accumulated after January 1, 2008, it is unclear whether the dividends we pay with respect to our ADSs, or the gain our non-PRC shareholders or ADS holders may realize from the transfer of our ordinary shares or ADSs, would be treated as PRC-sourced income and be subject to PRC tax. If we are required under the 2008 EIT Law to withhold PRC income tax on our dividends payable to our non-PRC shareholders and ADS holders, or if non-PRC foreign shareholders and ADS holders are required to pay PRC income tax on the transfer of their ordinary shares or ADSs, the value of your investment may be materially reduced.

Natural disasters and health hazards in the PRC may severely disrupt our business and operations and may have a material adverse effect on our financial condition and results of operations.

In May 2008, a major earthquake registering 8.0 on the Richter scale struck Sichuan Province and certain other parts of China, devastating much of the affected areas and causing tens of thousands of deaths and widespread injuries. In addition, in early 2008, parts of Mainland China, in particular its southern, central and eastern regions, experienced what was reportedly the most severe winter weather in the country in half a century, which resulted in significant and extensive damage to factories, power lines, homes, automobiles, crops and other properties, blackouts, transportation and communications disruptions and other losses in the affected areas. Moreover, certain countries and regions, including China, have encountered incidents of the H5N1 strain of bird flu, or avian flu, as well as severe acute respiratory syndrome, or SARS, over the past six years, and more recently in 2009, the outbreak of influenza (H1N1). We are unable to predict the effect, if any, that any future natural disasters and health and public security hazards may have on our business. Any future natural disasters and health and public security hazards may, among other things, significantly disrupt our ability to adequately staff our business, and may generally disrupt our operations. Furthermore, such natural disasters and health and public security hazards may severely restrict the level of economic activity in affected areas, which may in turn materially and adversely affect our business and prospects. As a result, any natural disasters or health hazards in China may have a material adverse effect on our financial condition and results of operations.

The implementation of the PRC Labor Contract Law may increase our operating expenses and adversely affect our business and results of operations.

On June 29, 2007, the PRC National People’s Congress enacted the Labor Contract Law, which became effective on January 1, 2008. On September 18, 2008, the State Council of the PRC issued the Implementation Rules of the Labor Contract Law, which became effective on the same day. The Labor Contract Law and its implementation rules formalize workers’ rights concerning overtime hours, pensions, layoffs, employment contracts and the role of trade unions and provide for specific standards and procedure for the termination of an employment contract. In addition, the Labor Contract Law requires the payment of a statutory severance pay upon the termination of an employment contract in most cases, including in cases of the expiration of a fixed-term employment contract. As there has been little guidance as to how the Labor Contract Law will be interpreted and enforced by the relevant PRC authorities, there remains substantial uncertainty as to its potential impact on our business and results of operations. The implementation of the Labor Contract Law may increase our operating expenses, in particular our personnel expenses and labor service expenses. In the event that we decide to significantly reduce the number of our employees or otherwise change our employment or labor practices, the Labor Contract Law may also limit our ability to effect these changes in a manner that we believe to be cost-effective or desirable, which could adversely affect our business and results of operations.

Risks Relating to the ADSs

The trading price of our ADSs has been and may continue to be volatile, which could result in substantial losses to you.

The trading price of our ADSs has been volatile and subject to wide fluctuations. Since October 5, 2007, the closing prices of our ADSs on the NYSE has ranged from $4.25 to $51.08 per ADS and the last reported sale price on May 18, 2009 was $8.63. Our ADSs may continue to fluctuate in response to various factors beyond our control. The financial markets in general, and the market prices for many other PRC companies listed on stock exchanges in the United States in particular, have experienced extreme volatility. These broad market and industry factors may significantly affect the market price and volatility of our ADSs, regardless of our actual operating performance.

In addition to market and industry factors, the price and trading volume for our ADSs may be highly volatile for specific business reasons. In particular, factors such as variations in our revenues, earnings and cash flow, announcements of new investments and cooperation arrangements or acquisitions could cause the market price for our ADSs to change substantially. Any of these factors may result in large and sudden changes in the volume and trading price of our ADSs. In the past, following periods of volatility in the market price of a company’s securities, shareholders have often instituted securities class action litigation against that company. If we were involved in a class action suit, it could divert the attention of senior management, and, if adversely determined, have a material adverse effect on our financial condition and results of operations.

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

As of April 30, 2009, we had 57,489,318 ordinary shares outstanding (excluding 602,636 ordinary shares that were issued and held for our account in preparation for exercise of share options by option holders under our employee stock incentive plans), including 19,740,313 ordinary shares represented by 19,740,313 ADSs (excluding the 602,636 ADSs that were held for our account in preparation for exercise of share options by option holders under our employee stock incentive plans). All ADSs are freely transferable without restriction or additional registration under the Securities Act. The remaining ordinary shares outstanding have been available for sale, after the expiration of the 180-day lock-up period beginning from the date of our initial public offering prospectus, subject to volume and other restrictions that may be applicable under Rule 144 and Rule 701 under the Securities Act. In addition, we have filed a registration statement on Form S-8 to register the ordinary shares to be issued to the share option holders under our employee stock incentive plans. The ordinary shares to be received by such share option holders who are not affiliated with us may be resold freely to the public market. We cannot predict what effect, if any, market sales of securities held by our significant shareholders or any other shareholder or the availability of these securities for future sale will have on the market price of our ADSs.

Your interest in our ADSs will be diluted as a result of our 2005 Stock Incentive Plan, 2008 Stock Incentive Plan or other stock option grants.

We have reserved 4,444,440 ordinary shares for issuance pursuant to our Amended and Restated 2005 Stock Incentive Plan. We have reserved a total of 1,200,000 ordinary shares for issuance under the 2008 Stock Incentive Plan, subject to any adjustments as contemplated by the plan. As of December 31, 2008, options to purchase 2,244,197 ordinary shares had been granted and were outstanding under our Amended and Restated 2005 Stock Incentive Plan and 2008 Stock Incentive Plan. For a description of these plans, see “Item 6. Directors, Senior Management and Employees—B. Compensation of Directors and Senior Officers—Stock Options.” In addition, in 2005 we granted options to purchase 143,474 ordinary shares to Tech Power Enterprises, a company affiliated with SB Asia Infrastructure Fund L.P., or SAIF, a principal shareholder of our company, of which options to purchase 13,665 ordinary shares were outstanding as of December 31, 2008. In 2007, we granted options to purchase 40,000 ordinary shares to Mr. Louis T. Hsieh, who became an independent director of our company upon the completion of our initial public offering, all of which remained outstanding as of December 31, 2008. Therefore, as of December 31, 2008, options to purchase 2,297,862 ordinary shares had been granted and were outstanding. The exercise of those options would result in a reduction in the percentage of ownership of the holders of ordinary shares and of ADSs, and therefore would result in a dilution in the earnings per ordinary share and per ADS. You may face difficulties in protecting your interests, and your ability to protect your rights through the United States federal courts may be limited, because we are incorporated under Cayman Islands law.

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

Item 4.          Information on the Company

A. History and Development of the Company

Our holding company, China Digital TV Holding Co., Ltd., was incorporated as an exempted limited liability company on April 19, 2007 under the laws of the Cayman Islands. We are headquartered in Beijing, China, and provide CA systems to the PRC’s digital television market. We conduct substantially all of our business through our operating subsidiary in the PRC, Super TV, and through N-S Digital TV, a PRC company that we control through contractual arrangements.

Our principal executive office is located at Jingmeng High-Tech Building B, 4th Floor, No. 5 Shangdi East Road, Haidian District, Beijing 100085, PRC. Our telephone number is (8610) 6297 1199. Information contained on our website does not constitute a part of this annual report. Our agent for service of process is CT Corporation System, located at 111 Eighth Avenue, New York, New York 10011, U.S.A.

N-T Information Engineering was established as a limited liability company under the PRC law by Tsinghua Enterprise Group, a company affiliated with Tsinghua University, and Hong Kong-based Tsinghua Novel Hi-Tech Investment Holding Ltd. in July 1998, and initially focused on developing, producing and selling digital data broadcasting equipment for cable television operators.  In December 2002, N-T Information Engineering completed its acquisition of the CA systems-related assets of Tsinghua Tongfang Co., Ltd., or Tsinghua Tongfang.  In March 2004, CDTV BVI was incorporated as a holding company in the British Virgin Islands, or BVI.  Following the establishment of CDTV BVI, we restructured our operations, in connection with an investment by SAIF, by establishing Super TV, a limited liability company under the PRC law and a wholly-owned subsidiary of CDTV BVI, on May 31, 2004.  On the same day, N-T Information Engineering and Ms. Li Yang, a PRC citizen then employed by SAIF, established N-S Digital TV.  In June 2004, N-S Digital TV acquired from N-T Information Engineering its smart card and CA systems business and, in August 2006, N-S Digital TV acquired from N-T Information Engineering its set-top box design business.  In April 2007, a new holding company, China Digital TV Holding Co., Ltd., or CDTV Holding, was established in the Cayman Islands.  In May 2007, CDTV BVI executed a 40-for-1 share split of its ordinary shares and Series A preferred shares.  Following this share split, the shareholders of CDTV BVI exchanged all of their shares of CDTV BVI for shares of CDTV Holding in proportion to their percentage interest in CDTV BVI, as a result of which CDTV BVI became a wholly owned subsidiary of CDTV Holding.  In August 2007, with our consent, Ms. Li Yang transferred her entire equity interest in N-S Digital TV to Ms. Wei Gao, a PRC citizen employed by an affiliated company of SAIF.

In October 2007, we completed the initial public offering of our ADSs representing our ordinary shares and listed the ADSs on the NYSE.

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

In December 2007, Super TV established a wholly owned subsidiary, N-S Media Investment, in the PRC to partner with China’s cable television operators and content providers to offer value-added services to television viewers.  In light of the PRC regulatory restrictions on foreign investment in advertising business, which some of the value-added television services to be offered by N-S Media Investment and its subsidiaries could be categorized as, Super TV, a wholly foreign owned company, transferred all of its equity interests in N-S Media Investment to N-S Digital TV, which is wholly owned by PRC citizens, in October 2008.

In February 2008, CDTV BVI established a wholly-owned subsidiary, China Super Media Holdings Limited, or CSM Holdings, in Hong Kong.

In addition, in June 2008, N-S Digital TV established a joint venture, Dongguan SuperTV, with a PRC citizen to provide value-added services to television viewers in Dongguan, Guangdong Province.  In October 2008, N-S Media Investment established a wholly-owned subsidiary, Guangdong SuperTV, to provide value-added services to television viewers in Guangdong Province.

In June 2008, Ms. Wei Gao transferred all of her equity interests in N-S Digital TV to a PRC citizen who is currently our employee. In November 2008, N-T Information Engineering transferred all of its equity interest in N-S Digital TV, our variable interest entity, to two PRC citizens who are currently our employees.  As a result of these transactions, these three PRC citizens own all the equity interest of N-S Digital TV.

Our Investments and Acquisitions

In August 2006, N-S Digital TV entered into an asset transfer agreement to purchase from N-T Information Engineering its set-top box design business for an initial purchase price of RMB29.4 million ($3.8 million), subject to certain post-closing downward adjustments.  As an adjustment to the initial purchase price, N-T Information Engineering refunded RMB12.1 million ($1.5 million) to N-S Digital TV in April 2007.  For details of the adjustment mechanism of the initial purchase price, see “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Super TV and N-S Digital TV Arrangements—Transfer of Assets and Equity Interests and Intellectual Property Rights—Asset Transfer Agreement, dated August 5, 2006, between N-T Information Engineering and N-S Digital TV, as amended on April 6, 2007.”

In August 2006, N-S Digital TV entered into an equity transfer agreement to purchase from N-T Information Engineering its 51% equity interest in Foshan Nanhai Guokai Digital TV Technology Co., Ltd., or Guokai, for a cash consideration of RMB2.4 million ($0.3 million).  The parties entered into a new agreement in March 2007 to reduce the consideration to RMB2.3 million ($0.3 million).  Guokai is a company primarily engaged in the research, development and sale of digital TV-related systems, software and products.  A Japanese multinational company holds the remaining 49% equity interest in Guokai.  This transaction was completed on July 27, 2007.

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

In June 2008, N-S Digital TV and Xitao Lai, a PRC citizen, established Dongguan SuperTV, a joint venture in Dongguan, Guangdong Province, mainly to provide value-added services to television viewers.  N-S Digital TV and Xitao Lai each contributed cash of RMB 5.0 million ($0.7 million), representing 50% of equity interest in the joint venture.  In September 2008, N-S Digital TV exercised an option to purchase an additional 10% equity interest in the joint venture from Xitao Lai.  N-S Digital TV is entitled to 70% of shareholders’ voting rights and appointing three out of the five members of the board of directors of Dongguan SuperTV.

In August 2008, we acquired from N-T Information Engineering all of its intellectual property rights relating to digital watermarking and image tracing technologies, including one issued patent and five pending patent applications in the PRC.  The purchase price was RMB21.2 million ($3.1 million), which was fully paid by Super TV in September 2008.  A portion of this purchase price in the amount of RMB8.8 million ($1.3 million) was attributable to the acquisition of the intellectual property rights relating to the digital watermarking and image tracing technologies and the remainder was reallocated to the acquisition of N-T Information Engineering’s equity interest in N-S Digital TV by two of our employees. For details of these acquisitions, see “Item 4. Information on the Company—B. Business Overview—Intellectual Property” and “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Super TV and N-S Digital TV Arrangements.”

Capital Expenditures and Divestitures

See “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Capital Expenditures” for information concerning our principal capital expenditures for the previous three years and those currently in progress. We have not undertaken any significant divestitures.

B.        Business Overview

Overview

We are the leading provider of CA systems to the PRC’s expanding digital television market.  Our CA systems, which consist of smart cards, head-end software for television network operators and terminal-end software for set-top box manufacturers, enable digital television network operators in the PRC to control the distribution of content and value-added services to their subscribers and block unauthorized access to their networks.  As of December 31, 2008, we had installed CA systems at 200 digital television network operators in 27 of the 32 provinces, autonomous regions and centrally administered municipalities in the PRC. We were the leading vendor of smart cards for CA systems in terms of smart cards shipped in the PRC in 2008, with a market share of approximately 50%, according to Analysys International. We derive a substantial majority of our revenues from sales of our smart cards, which accounted for 89.1% and 90.8% of our total revenues in 2007 and 2008, respectively.  We expect that the sales of our smart cards will continue to constitute the majority of our revenues in the near future.  In addition, we license our set-top box design to set-top box manufacturers and sell advanced digital television application software such as electronic program guides and subscriber management systems to digital television network operators.  With the establishment of N-S Media, Dongguan SuperTV and Guangdong SuperTV, we are gradually rolling out the plan to engage in the value-added television business by offering premium value-added cable television services such as digital television-based advertising platforms, high-definition content distribution services and digital television gaming services through cooperation with digital television network operators.  We have started offering digital television-based advertising platforms targeting television advertisers in the second quarter of 2009.

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

Among the 49 cable television network operators selected by the SARFT to host digital television demonstration projects, 29 are our customers.  Our top five customers in terms of revenues in 2008 were Jiangsu Qingda, Dongguan Broadcasting Network Media Development Stock Co., Ltd., Wuhan Broadcasting Digital TV Co., Ltd., Qinhuangdao Bohai On-line Information Network Co., Ltd. and Zhangzhou Broadcasting and TV Network Center. China Central Television, the largest broadcaster in China, also uses our CA system as well as those from other vendors to encrypt its programs for distribution to local television operators, although it is not a major contributor to our revenue.

We were founded in 2004 by Dr. Zengxiang Lu and Mr. Jianhua Zhu, who had worked together from 2001 at N-T Information Engineering, one of the PRC’s earliest CA systems vendors.  We purchased N-T Information Engineering’s CA systems business in 2004 and continued to build upon the strong reputation that business had achieved.  Our net revenues increased from $30.4 million in 2006 to $55.5 million in 2007 and $70.3 million in 2008.  We sold 3.9 million, 7.3 million and 9.9 million smart cards in 2006 to 2007 and 2008, respectively.  We grew our net income from $13.0 million in 2006 to $33.8 million 2007 and $43.1 million in 2008.

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

Our CA systems give cable television network operators the flexibility to charge subscribers on a per-channel or per-view basis, and to restrict viewers from making copies of the programs they watch.  Our CA systems also support or offer the following functions:

•
Near video-on-demand.  Television network operators who do not yet have two-way transmission capacity, which is necessary for full-blown video on demand, can broadcast the same program repeatedly at short intervals, typically of 10 to 20 minutes, giving subscribers many choices of time to start watching the program.

•
Push video-on-demand.  Television network operators who do not yet have two-way transmission capacity can record programs onto subscribers’ local storage devices based on subscribers’ instructions, giving subscribers the flexibility to watch the programs at time of their own choice.

•
Personal video recorder.  A personal video recorder, or digital video recorder, is a device that records video in a digital format to a disk drive or other memory medium within the device. Access to the contents, such as television programs, recorded in the personal video recorder is controlled by the CA system module and the smart card installed in the personal video recorder.

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

We guarantee the security of the encryption technologies of our CA systems.  In the event of a security problem, we undertake to attempt to resolve the problem by taking steps such as resetting the encryption code or adding additional layers of encryption.  If these or other system modifications do not resolve the problem, we undertake to replace our smart cards.  Our warranty terms vary, but we generally agree to replace our smart cards for free during the first year (or in some cases, during the first two or three years) after sale in the event of a security breach, with the customer bearing some portion or all of the cost thereafter.  To date, we have not encountered any material problems with the security of our CA systems.

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

Our customers generally wait until after they have purchased, installed and tested our head-end CA systems software before placing purchase orders for smart cards.  We may offer discounts for large smart card orders.  We sold 3.9 million, 7.3 million and 9.9 million smart cards in 2006, 2007 and 2008, respectively.

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

As of December 31, 2008, our CA systems had been installed at 200 digital television network operators.

We generally install, customize, test and commission our CA systems over a period of months and train our customer’s staff to operate it.  Our prices vary according to the size and complexity of each customer’s network, as well as market conditions.  Generally, the contract price is payable in installments with the respective installments due on issuance of a preliminary acceptance, issuance of a final acceptance or within a certain period thereafter, or, in the case of a single acceptance, due prior, on and/or after the issuance of the acceptance.

Terminal-End Software.  We license our CA systems terminal-end software to whichever set-top box manufacturer has been chosen by our customer to produce set-top boxes compatible with our CA systems. One hundred eighteen set-top box manufacturers in the PRC have installed our technology in their set-top boxes.

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

As of December 31, 2008, our SMS software had been installed by 66 television network operators.  Our prices vary according to the size and complexity of each customer’s network, as well as market conditions.

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

As of December 31, 2008, our electronic program guide had been installed by 116 television network operators.  Our electronic program guide may be sold together with our CA systems, but it is also compatible with the CA systems of other vendors. When we sell our electronic program guides packaged with our CA systems, we provide the same maintenance terms as for the CA systems.  Our prices vary according to the size and complexity of each customer’s network, as well as market conditions.

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

As of December 31, 2008, we had a total of 54 technicians and engineers located in Beijing and four other cities on call around the clock to respond to customer requests for information and assistance.  Our three regional service centers are strategically located in eastern (Hangzhou), central (Changsha) and southern (Nanhai) China, and we have a smaller center serving customers in the city of Dalian in the northeast.  Each service center maintains a 24-hour telephone hotline.  Upon receiving a call for assistance, our technical support employees first attempt to identify and resolve the problem over the telephone or by accessing the software remotely, and then arrange a site visit if necessary.  In addition, each customer is assigned a project manager who oversees the initial software installation and remains primarily responsible for ensuring that after-sale requests for assistance are handled promptly.

Sales and Marketing

As of December 31, 2008, we had 90 full-time direct sales personnel.  We maintain regular contact with our customer base through contacts at industry forums and sales visits, and use these opportunities to educate them about digital television systems.  We actively monitor which operators are moving towards digitalization, and when we learn that a particular operator is planning to launch a digital network, we target that operator for more frequent contact by our sales and technical personnel.  We compensate our sales personnel by means of base salaries and performance bonuses.

We also cooperate informally with other providers of digital television software and hardware with whom we do not compete, such as set-top box manufacturers, to promote each other’s products to our respective customers, and thereby benefit from each other’s marketing efforts.

Jiangsu Qingda, a Nanjing-based company, is our exclusive distributor for CA systems and smart cards in Jiangsu Province in eastern China.  Jiangsu Qingda also provides after-sales technical support and maintenance services for our customers in Jiangsu Province.  We entered into a 13-year distribution contract with Jiangsu Qingda effective January 1, 2007.  We account for revenues contributed by Jiangsu Qingda in the same way as revenues from our customers who are television network operators.  Jiangsu Qingda was our largest contributor to revenues in 2006, 2007 and 2008.  In addition to Jiangsu Qingda, we also engage fee-based sales agents to assist us in marketing and selling our CA systems and smart cards in designated regions or to designated customers. Such sales agents also provide certain related services, including gathering market intelligence regarding potential customers and pricing information in the relevant market.

Customers

Our primary customers are cable television network operators.  We sell our products and services to networks of all sizes.  Our top five customers during the year ended December 31, 2008 were Jiangsu Qingda, Dongguan Broadcasting Network Media Development Stock Co., Ltd., Wuhan Broadcasting Digital TV Co., Ltd., Qinhuangdao Bohai On-line Information Network Co., Ltd. and Zhangzhou Broadcasting and TV Network Center, which contributed 15.1%, 6.6%, 2.9%, 2.4% and 2.1%, respectively, of our total revenues for such period.  China Central Television, the largest broadcaster in China, also uses our CA system as well as those from other vendors to encrypt its programs for distribution to local television operators, although it is not a major contributor to our revenue.

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

We currently derive, and we expect to continue to derive, a significant portion of our revenues each period from a limited number of large customers, although the particular customers may vary from period to period.  As digital cable television systems are in their infancy in the PRC, the largest shipments of smart cards are to operators who are launching new digital transmission systems and need to purchase in bulk for their new networks.  For example, each of Jiangsu Qingda, our distributor, and Dalian Tiantu Cable Network Stock Co., Ltd., contributed more than 10% of our total revenues in 2006, representing 14.5% and 13.0%, respectively, of our total revenues in 2006.  Jiangsu Qingda was our only customer that contributed more than 10% of our total revenues in 2007 and 2008, representing 14.1% and 15.1% of our revenues in the relevant periods, respectively.  We may face certain risks from this concentration of revenues.  See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—We depend, and expect to continue to depend, on a limited number of customers for a significant portion of our revenues in any single period. If one customer defers or cancels its orders or chooses our competitors’ products or services, our revenues could decline significantly.  In addition, a significant portion of our outstanding accounts receivable is derived from sales to a limited number of customers.  Failure of any of these customers to meet their payment obligations would materially and adversely affect our financial position, liquidity and results of operations.”

Because most cable television network operators in the PRC are state-owned, they are required to follow a public bidding process for major purchases.  As a result, the majority of our CA systems sales are made pursuant to a formal bid process.  In such cases, the network operator generally submits its CA systems requirements to a state-owned bidding company, which posts a request for bids at its Internet site and specifies the necessary financial and technical qualifications of bidders.  We closely monitor new requests for bids.  We also cultivate good relations with potential customers before they reach the stage of requesting bids, so that we can better understand their needs and tailor our bid proposals accordingly.  We are generally required to accompany our bid with a cash deposit, which generally is from $500 to $22,000 and which is refundable in full if we fail to win the sales contract.  If we succeed in winning the contract, some network operators require that we leave our deposit in their account until we have installed and tested our software and the network operator has signed a certificate of acceptance.  The time from when a request for bids is posted until a winner is selected is usually one to two months.

Our customers also include set-top box manufacturers, to whom we license terminal-end software for our CA systems and set-top box designs. One hundred eighteen set-top box manufacturers in the PRC have installed our terminal-end software in their set-top boxes, including Changhong Electric Co., Huawei Technologies, Panasonic AVC Networks, Samsung Electronics, TCL Technology, Intel Corporation, LG, and OKI.  In addition, 20 set-top box manufacturers have licensed our set-top box designs, including Motorola and Hisense.

Suppliers

Before 2006, we bought most of our computer chips for our smart cards from STM.  In order to maintain a secure supply of computer chips, beginning in 2006 we have purchased a significant portion of our computer chips from Infineon, initially indirectly through AdvanIDe Pte. Ltd. (formerly known as ACG Identification Technologies Asia Pte. Ltd.), an agent of Infineon, and since February 2009, directly.

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

We have arrangements with four smart-card manufacturers, China Electronics, the China Sciences Group, Axalto Smart Card Technology Co. and Oberthur Card Systems, to embed the computer chips into plastic cards.  We currently maintain a one-year contract with each of China Electronics and the China Sciences Group that guarantees us a volume-based price discount and requires China Electronics or the China Sciences Group, as the case may be, to fulfill our orders in accordance with an agreed schedule.  We do not have any long-term contract with Axalto Smart Card Technology Co. or Oberthur Card Systems.  Our contracts with China Electronics and the China Sciences Group require them to meet the ISO-7816 standard for card readability.  In addition, we believe that there are numerous alternative smart-card manufacturers from whom we would be able to obtain smart cards if any of our current suppliers were unable to meet our needs.

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

Our main international competitors in the CA systems business are Conax AS, Irdeto Access BV, Kudelski SA, and NDS Group.  These companies have longer operating histories and substantially greater financial, technical and other resources than we do, which may enable them to respond more quickly than we could to technological or commercial changes in our industry.  Several of these companies entered the PRC market before us but have been less successful in capturing market share.  Historically, these companies have generally focused on sales to the television network operators in the PRC’s largest cities.  To the extent that our international competitors may begin targeting small and mid-size television network operators, we believe that we can continue to compete successfully because of our local knowledge and relationships and our more extensive customer support and service network.

Our main domestic competitors are DVN Holdings Ltd., and Sumavision Technologies Co., Ltd., both of which are non-state-owned companies operating mainly in the PRC.  They may offer their CA systems at a lower price than we do.  However, we believe that we have more advanced technology than they do, and that our strong technology and leading market position will enable us to continue to compete successfully against these companies.

According to Analysys International, we were the leader in the PRC CA systems market in 2006, 2007 and 2008.  According to Analysys International, in 2008, we had an approximately 50% market share based on the number of smart cards shipped, followed by DVN Holdings Ltd. with approximately 17% market share, Sumavision Technologies Co., Ltd. with approximately 13% market share and NDS Group with approximately 6% market share, Conax AS and Irdeto Access BV each with approximately 5% market share, Kudelski SA with approximately 2% market share and others accounting for the remaining 2%.  For more information about risks relating to our competitors, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—We face intense competition, which could reduce our market share and harm our financial performance.”

Research and Development

Our success to date has in large part resulted from our strong research and development capabilities.  As of December 31, 2008, our research and development team consisted of 255 employees, up from 224 as of December 31, 2007 and 145 as of December 31, 2006, and we plan to further expand the team during 2009.  Our investment in research and development increased from $2.2 million in 2006 to $4.6 million in 2007 and $6.9 million in 2008.

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

Our research and development personnel are actively seeking ways to improve the security of our CA systems, as well as to prevent content theft at other stages of the television network operators’ chain of transmission.  Other focuses of research include (i) adapting our CA systems for use on new television platforms, such as satellite television, mobile television and IPTV, (ii) enhancing our CA systems to support applications such as video-on-demand, near video-on-demand, push video-on-demand and personal video recorders, (iii) developing new value-added services that will enhance operator revenues and (iv) developing a new line of products and technologies, including high-definition and hybrid set-up box solutions and digital rights management products that allow content providers to control the way their content is distributed and reproduced.

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

As of December 31, 2008, we had a total of six patents issued and 41 pending patent applications in the PRC.  Our issued patents and pending patent applications relate primarily to digital transmission technologies, encryption and decryption technologies, technologies relating to the production of set-top boxes and smart cards and technologies relating to value-added services.  We have also completed copyright registration of 47 software programs for digital television in the PRC.

In particular, in August 2008, we acquired from N-T Information Engineering all intellectual property rights relating to the digital watermarking and image tracing technologies, including one issued patent and five pending patent applications in the PRC. Four of these pending patent applications relate to the digital watermarking technology while the remaining pending patent application and the issued patent relate to the image tracing technology.  The digital watermarking technology is aimed to enhance cable television operators’ counterfeit tracking and broadcasting restriction capabilities and can also be used to provide anti-piracy and TV rating services.  The image tracing technology is used for remote control of personal computers, set-top boxes and televisions as well as gaming consoles.

When we license our intellectual property to third parties we generally receive a combination of license fees and royalties.  We mainly license our terminal-end software and our set-top box design to the set-top box manufacturers.

We have a non-exclusive license to use the English and Chinese names for “NOVEL-TONGFANG” and a graphic logo, free of charge, pursuant to an agreement with N-T Information Engineering.  N-T Information Engineering has registered these names and the logo as trademarks.  Our term of use is from June 1, 2004 until such trademark registrations expire at various dates in 2013.  In November 2007, we ceased using “NOVEL-TONGFANG” in N-S Digital TV’s name by changing the name from “Beijing Novel-Tongfang Digital TV Technology Co., Ltd.” to “Beijing Novel-Super Digital TV Technology Co., Ltd.”  In January 2008, we ceased using the English and Chinese names for “NOVEL-TONGFANG” as trademarks for our products and we currently intend not to use such trademarks in the future.  We started to use the English and Chinese names for “NOVEL SUPERTV” in combination with the graphic logo we licensed from N-T Information Engineering as the trademarks for our products. In December 2008, we acquired for free the licensed graphic logo from N-T Information Engineering. We are currently in the process of applying to register the trademarks of the English and Chinese names for “NOVEL SUPERTV” as well as the trademark for a combination of Chinese and English names for “NOVEL SUPERTV” and the graphic logo.

In addition, we own five other trademarks; two of them are registered trademarks and three of them are in the process of being registered. We have fourteen registered domain names, including www.chinadtv.cn, www.novel-supertv.com, www.superdtv.com.cn, and www.superdtv.cn.

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

Employees

We had 270, 424 and 499 full-time employees as of December 31, 2006, 2007 and 2008, respectively.  We have no part-time employees. All of our employees are located in the PRC. The table below shows the number of employees categorized by business area and as a percentage of our workforce as of December 31, 2007 and 2008:

	As of December 31, 2007		As of December 31, 2008
	Number	Percent	Number	Percent
Research and development	224	52.8	255	51.2
Technical service	58	13.7	54	10.8
Sales and marketing	67	15.8	90	18.0
General and administration	48	11.3	70	14.0
Smart card production	27	6.4	30	6.0

Total	424	100.0	499	100.0

As required by PRC regulations, we participate in various employee benefit plans that are organized by municipal and provincial governments, including housing, pension, medical and unemployment benefit plans. We are required under PRC law to make contributions to the employee benefit plans at specified percentages of the salaries, bonuses and certain allowances of our employees, up to a maximum amount specified by the local government from time to time. Members of the retirement plan are entitled to a pension equal to a fixed proportion of the salary prevailing at the member’s retirement date. The total amount of contributions that we made to employee benefit plans in 2006, 2007 and 2008 was approximately $0.4 million, $0.8 million and $1.5 million, respectively.

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

A company generally is only allowed to produce and/or sell encryption products that have adopted the algorithms designated by the Encryption Bureau and such products shall also be certified by Encryption Bureau.  The Encryption Bureau did not initially designate algorithms for CA systems until April 2007 and a final and official designation still remains pending.  Therefore, like many other vendors of CA systems in the PRC, N-S Digital TV has been making and selling CA systems using algorithms other than those initially designated by the Encryption Bureau.  Based on its consultation with the Encryption Bureau, King & Wood, our PRC counsel, advised us that it has no reason to believe, given that N-S Digital TV commenced its CA systems business when the initially designated algorithms were not yet available, that the Encryption Bureau would impose any sanctions against N-S Digital TV for not using initially designated algorithms in the past.  King & Wood further advised us that since the Encryption Bureau did not initially designate any algorithms for CA systems until April 2007 with a final and official designation pending and the CA systems using algorithms other than those initially designated by the Encryption Bureau have been widely used and accepted in the market, the Encryption Bureau has allowed vendors of CA systems a transition period, of a duration yet to be determined at the sole discretion of the Encryption Bureau, during which such vendors, including N-S Digital TV, may continue to produce and sell CA systems without using government-designated algorithms.  The Encryption Bureau may require vendors of CA systems to adopt the algorithms to be finally and officially designated by the authority at the expiration of such transition period.

In addition, a company engaging in the encryption-related business is subject to certain licensing requirements.  For example, a company engaging in the production of commercial encryption products must obtain a production license from the Encryption Bureau, and a company engaging in the sale and distribution of commercial encryption products must obtain a sales license.  In addition, a company engaging in research and development of commercial encryption systems, protocols, algorithms or technical standards shall obtain a license for research and development from the Encryption Bureau.  To obtain such licenses, a company must meet requirements established by the Encryption Bureau, among others, with respect to its technological capabilities, its equipment, its production and quality control processes, the level of security of its algorithms and the qualifications of its employees.  In addition, both importing and exporting products or equipment containing encryption technologies are subject to the prior approval of the Encryption Bureau.

In the opinion of King & Wood, our PRC counsel, the business of N-S Digital TV does not require a license for research and development.  N-S Digital TV has engaged in the production and sale of encryption products since its establishment in May 2004, but it did not obtain the license for the production of encryption products until June 2006 and the license for the sale of encryption products until September 2008.  For risk relating to the potential legal penalties against N-S Digital TV for its operation prior to its obtaining the production and sales licenses, see “Item 3. Key Information—D. Risk Factors—Risk Relating to Our Business and Industry—N-S Digital TV may be deemed not to be in full compliance with certain legal regulatory requirements relating to the production and sale of encryption products.  The relevant PRC government authorities could require N-S Digital TV to cease such activities and impose administrative penalties including fines, which could have a material adverse effect on our business.”

Furthermore, certain PRC regulations allow users to use only encryption products that are certified by the encryption authority and purchased from vendors who hold an encryption product sales license.  Our CA systems that we currently produce and sell have not been certified by the Encryption Bureau because we have not adopted the government-designated algorithms for those CA systems.  King & Wood, our PRC counsel, has advised us that because the Encryption Bureau has allowed a transition period, of a duration yet to be determined at the sole discretion of the Encryption Bureau, for us to adopt the algorithms to be finally and officially designated by the authority, it is unlikely that the Encryption Bureau will enforce the above-mentioned regulatory requirements with respect to the use or purchase of our CA systems during that transition period.  See also “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—Enforcement of certain PRC regulatory requirements regarding the use of encryption products may prevent prospective customers from purchasing our CA systems and our business could be materially adversely affected as a result.”

Although foreign-invested enterprises incorporated in the PRC, such as our subsidiary, Super TV, are not expressly prohibited from conducting encryption-related business, they may have difficulties obtaining the licenses or permits required for conducting such business from the Encryption Bureau due to the Encryption Bureau’s generally restrictive approach towards foreign participation in the PRC encryption industry.  N-S Digital TV, which is wholly owned by PRC citizens and through which we conduct our CA system business, has obtained the license for the production and sales of commercial encryption products required for our business.  Our contractual arrangements with N-S Digital TV and its shareholders provide us with the economic benefits of, and substantive control over, N-S Digital TV.  If the Encryption Bureau determines that our control over, or relationship with, N-S Digital TV through those contractual arrangements is contrary to its generally restrictive approach towards foreign participation in the PRC encryption industry, it may reconsider N-S Digital TV’s eligibility to hold the license to produce commercial encryption products.  The Encryption Bureau may revoke, or refuse to renew, N-S Digital TV’s licenses to produce and sell commercial encryption products, or refuse to grant any other encryption-related license that may be required for our business in the future.  See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Corporate Structure—The agreements that establish the structure for operating our business may result in the relevant PRC government regulators revoking or refusing to renew N-S Digital TV’s licenses for the production and sale of commercial encryption products, or refusing to issue any other license required to engage in an encryption-related business.”

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

Software Products Registration

On October 27, 2000, the former Ministry of Information Industry issued the Measures Concerning Software Products Administration, or Software Measures, to regulate software products and promote the development of the software industry in the PRC.  Pursuant to these Software Measures, all software products used or sold in the PRC must be registered with the relevant authorities.

In addition, to produce software products in the PRC, a software producer must show that it: (i) possesses the status of an enterprise legal person and computer software must be included in its registered scope of business; (ii) has a fixed production site; (iii) possesses necessary conditions and technologies for producing software products; and (iv) possesses quality control measures and capabilities for the production of software products.  Software developers or producers are allowed to sell or license their registered software products independently or through agents.  Software products developed in the PRC must be registered with the local provincial government authorities in charge of the information industry and filed with the MII.  Upon registration, the software products shall be granted registration certificates.  Each registration certificate is valid for five years and may be renewed upon expiration.  The MII and other relevant departments may carry out supervision and inspection over the development, production, operation and importing and exporting of software products in the PRC.

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

Regulation of Foreign Exchange in Certain Onshore and Offshore Transactions

In October 2005, the SAFE issued SAFE Notice 75, which became effective as of November 1, 2005, and was further supplemented by an implementation notice issued by the SAFE on November 24, 2005.  SAFE Notice 75 suspends the implementation of two prior regulations promulgated in January and April of 2005 by the SAFE.  SAFE Notice 75 states that PRC residents, whether natural or legal persons, must register with the relevant local SAFE branch prior to establishing or taking control of an offshore entity established for the purpose of overseas equity financing involving onshore assets or equity interests held by them.  The term “PRC legal person residents” as used in SAFE Notice 75 refers to those entities with legal person status or other economic organizations established within the territory of the PRC.  The term “PRC natural person residents” as used in SAFE Notice 75 includes all PRC citizens and all other natural persons, including foreigners, who habitually reside in the PRC for economic benefit.  The SAFE implementation notice of November 24, 2005 further clarifies that the term “PRC natural person residents” as used under SAFE Notice 75 refers to those “PRC natural person residents” defined under the relevant PRC tax laws and those natural persons who hold any interests in domestic entities that are classified as “domestic-funding” interests.

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

Regulation of Overseas Listings

On August 8, 2006, six PRC regulatory agencies, including the MOFCOM, the State Administration of State-owned Assets Supervision and Administration Commission, the SAT, the State Administration for Industry and Commerce, the CSRC, and the SAFE, jointly adopted the New M&A Rules, which became effective on September 8, 2006.  The New M&A Rules, among other things, include provisions that purport to require that an offshore special purpose vehicle formed for the purpose of an overseas listing of securities in a PRC company and controlled directly or indirectly by PRC companies or individuals obtain the approval of the CSRC prior to the listing and trading of such special purpose vehicle’s securities on an overseas stock exchange.

On September 21, 2006, the CSRC published on its official website procedures regarding its approval of overseas listings by special purpose vehicles.  The CSRC approval procedures require the filing of an application and supporting documents with the CSRC and it would take several months to complete the approval process.

We completed the initial listing and trading of our ADSs on the NYSE on October 11, 2007.  We did not seek CSRC approval in connection with our initial public offering.  Our PRC counsel, King & Wood, advised us that, based on their understanding of the current PRC laws, regulations and rules and the procedures announced on September 21, 2006, because we completed our restructuring before September 8, 2006, the effective date of the New M&A Rules, we were not required by the New M&A Rules to apply to the CSRC for approval of the listing and trading of our ADSs on a U.S. stock exchange, unless we were clearly required to do so by any rules promulgated in the future.  See “Item 3. Key Information—D. Risk Factors—Risks Relating to the People’s Republic of China—The approval of the China Securities Regulatory Commission, or CSRC, might be required in connection with our initial public offering under certain PRC regulation; failure to obtain this approval, if required, could have a material adverse effect on our business, operating results and reputation as well as the trading price of our ADSs.”

C.        Organizational Structure

We are a Cayman Islands holding company and conduct substantially all of our business through Super TV, our operating subsidiary in the PRC, and through N-S Digital TV, a PRC company that we control through contractual arrangements.  We own 100% of the equity interest of CDTV BVI, a BVI holding company, that directly owns 100% of the equity interest of Golden Benefit and CSM Holdings, each a Hong Kong holding company.  Golden Benefit, in turn, directly owns 100% of the equity interest of Super TV.  In order to assure that the PRC government does not deem our CA systems to be “non-PRC” CA systems, which would result in a significant competitive disadvantage for us in the PRC market, we have established N-S Digital TV, which is wholly owned by PRC citizens, to produce and sell our CA systems in the PRC.  We do not have any equity interest in N-S Digital TV, but instead enjoy the economic benefits derived from N-S Digital TV through a series of contractual arrangements.

The following diagram illustrates our corporate structure as of the date of this annual report:

(1) Mr. Junming Wu, Mr. Shizhou Shen and Mr. Lei Zhang currently are our employees.
(2) Two of our directors, Dr. Zengxiang Lu and Mr. Jianhua Zhu, are also directors of N-S Digital TV.

N-T Information Engineering was established by Tsinghua Enterprise Group, a company affiliated with Tsinghua University, and Hong Kong-based Tsinghua Novel Hi-Tech Investment Holding Ltd. in July 1998, and initially focused on developing, producing and selling digital data broadcasting equipment for cable television operators.  In December 2002, N-T Information Engineering completed its acquisition of the CA systems-related assets of Tsinghua Tongfang.  In March 2004, CDTV BVI was incorporated as a holding company in the BVI.  Following the establishment of CDTV BVI, we restructured our operations in connection with an investment by SAIF.  As part of this restructuring, we established Super TV, a wholly owned subsidiary of CDTV BVI, on May 31, 2004.  On the same day, N-T Information Engineering and Ms. Li Yang, a PRC citizen employed by SAIF, established N-S Digital TV.  In June 2004, N-S Digital TV acquired from N-T Information Engineering its smart card and CA systems business and, in August 2006, N-S Digital TV acquired from N-T Information Engineering its set-top box design business.  In April 2007, a new holding company, CDTV Holding, was established in the Cayman Islands.  In May 2007, CDTV BVI executed a 40-for-1 share split of its ordinary shares and Series A preferred shares.  Following this share split, the shareholders of CDTV BVI exchanged all of their shares of CDTV BVI for shares of CDTV Holding in proportion to their percentage interest in CDTV BVI.  As a result, CDTV BVI became a wholly owned subsidiary of CDTV Holding.  In August 2007, with our consent, Ms. Li Yang transferred her entire equity interest in N-S Digital TV to Ms. Wei Gao, a PRC citizen employed by an affiliated company of SAIF.

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

In December 2007, Super TV established a wholly owned subsidiary, N-S Media Investment, in the PRC to partner with China’s cable television operators and content providers to offer value-added services to television viewers.  In light of the PRC regulatory restrictions on foreign investment in advertising business, which some of the value-added television services to be offered by N-S Media Investment and its subsidiaries could be categorized as, Super TV transferred all of its equity interests in N-S Media Investment to N-S Digital TV in October 2008.  In February 2008, CDTV BVI established a wholly-owned subsidiary, CSM Holdings, in Hong Kong.  In addition, in June 2008, N-S Digital TV established a joint venture, Dongguan SuperTV, with a PRC citizen to provide value-added services to television viewers in Dongguan, Guangdong Province.  In October 2008, N-S Media Investment established a wholly-owned subsidiary, Guangdong SuperTV, to provide value-added services to television viewers in Guangdong Province.

A SARFT policy requires any cable network operator who uses a non-PRC CA system to install a parallel PRC CA system.  Under this policy, vendors of non-PRC CA systems may sell only to cable network operators who have already installed a PRC CA system or are willing to purchase a parallel PRC CA system.  This may result in a competitive disadvantage for vendors of non-PRC CA systems relative to vendors of PRC CA systems.  Such policy does not expressly indicate whether the CA systems produced by a foreign-invested company incorporated in the PRC, such as our subsidiary Super TV, falls into the category of non-PRC CA systems.  In light of this ambiguity, we have established N-S Digital TV, which is incorporated in the PRC and wholly owned by PRC citizens, to produce and sell our CA systems to avoid our CA systems being deemed as non-PRC CA systems.  We conduct a significant portion of our operations through N-S Digital TV.  We do not directly or indirectly have any equity interest in N-S Digital TV, but Super TV, our wholly owned subsidiary in the PRC, has entered into a series of contractual arrangements with N-S Digital TV and its shareholders.  As a result of these contractual arrangements, we are considered the primary beneficiary of N-S Digital TV and, accordingly, we consolidate N-S Digital TV’s results of operations in our financial statements.

Super TV mainly engages in supplying software products relating to smart cards to N-S Digital TV, providing technical support and related services to N-S Digital TV, and developing technology for use by N-S Digital TV.  Specifically, Super TV and N-S Digital TV have entered into the following contracts:

•	a products and software purchase agreement, pursuant to which N-S Digital TV exclusively purchased from Super TV all software products relating to smart cards required for N-S Digital TV’s CA systems;

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

•
a technology license agreement, pursuant to which N-S Digital TV grants Super TV, free of charge, an exclusive license to use certain software copyrights, patents, unpatentable technologies and technical secrets relating to the CA systems business that was transferred from N-T Information Engineering to N-S Digital TV; and

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

•
without Super TV’s consent, the shareholders of N-S Digital TV may not (i) transfer or pledge their equity interests in N-S Digital TV, (ii) cause N-T Information Engineering or N-S Digital TV to issue new shares; (iii) receive any dividends, loan interest or other benefits from N-S Digital TV or (iv) make any material adjustment or change to N-S Digital TV’s business or operations;

•
N-S Digital TV and its shareholders agreed to (i) accept the policies and guidelines furnished by Super TV with respect to the hiring and dismissal of employees, or the operational management and financial system of N-S Digital TV, (ii) appoint the candidates recommended by Super TV as directors of N-S Digital TV and (iii) seek a guarantee from Super TV first when any guarantee is required to secure performance by N-S Digital TV of any contract or working capital loans borrowed by N-S Digital TV;

•	each shareholder of N-S Digital TV has appointed Super TV or one of its directors as their attorneys-in-fact to exercise all its voting rights as shareholders of N-S Digital TV; and

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

D.        Property, Plants and Equipment

We currently maintain our headquarters and substantially all of our operations at Jingmeng High-Tech Building B, 4th Floor, No. 5 Shangdi East Road, Haidian District, Beijing 100085, the PRC, where we lease 8,659 square meters of office space pursuant to four two-year lease agreements with the same landlord for separate portions of the total space.  The four lease agreements are (i) a lease agreement of N-S Digital TV with respect to an area of 2,788 square meters for its operational use; (ii) a lease agreement of Super TV with respect to an aggregate area of 5,194 square meters for its operational use; (iii) a lease agreement of Super TV with respect to an aggregate area of 179 square meters used as a workroom for our set-top box manufacturer customers to test our products; and (iv) a lease agreement of N-S Media Investment with respect to an aggregate area of 498 square meters for its operational use.  The lease agreement referred to in item (iii) above will expire in April 2011, and the other lease agreements will expire in March 2011. Under each of the lease agreements, if we intend to renew the lease, we are required to enter into a new lease agreement with the landlord no later than one month prior to the expiration date and the landlord has undertaken to offer us a preferential rental rate for any renewal.  In addition, we have the right to terminate any of these leases by providing three months’ prior notice.

In addition, we lease office space in Guangzhou and Dongguan for use by Guangdong SuperTV and Dongguan SuperTV to conduct their business. We also lease office space for service and support centers in Changsha, Dalian, Hangzhou and Nanhai.  We routinely review our needs for office space in light of the development of our operations.

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

PRC television network operators are in the early stages of switching from analog to digital transmissions, and the PRC government has set a target of 2015 for operators nationwide to complete the digital transition.  Benefiting from this transition and the expanding market for our products, our business has experienced significant growth since 2004.  As of December 31, 2008, we had installed CA systems at 200 digital television network operators in 27 of the 32 provinces, autonomous regions and centrally administered municipalities in the PRC.  We derive a substantial majority of our revenues from sales of our smart cards, which accounted for 89.1% and 90.8% of our total revenues in 2007 and in 2008, respectively.  We expect that the sales of our smart cards will continue to constitute the majority of our revenues in the near future.  We sold 3.9 million, 7.3 million and 9.9 million smart cards in 2006, 2007 and 2008, respectively.  Our net revenues increased from $30.4 million in 2006 to $55.5 million in 2007 and $70.3 million in 2008.  Our net income grew from $13.0 million in 2006 to $33.8 million in 2007 and $43.1 million in 2008.

Among the most significant factors affecting our business, financial condition and results of operations are:

•
Progress of digitalization in the PRC and the growth of digital television network operators’ subscriber base.  Our continued success depends on the pace at which PRC television network operators switch from analog to digital transmission as well as the growth in our customers’ subscriber base.  If the PRC government postpones its target date for digitalization, or our customers fail to roll out analog-to-digital conversion or attract subscribers to digital television including as a result of the recent economic slow-down in the PRC, we may be unable to sustain or grow our revenues.

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

In addition to the factors discussed above, our reported results are also affected by the fluctuations in the value of the Renminbi against the U.S. dollar because our reporting currency is the U.S. dollar while the functional currency of our subsidiaries and variable interest entities in China, which operate substantially all of our business, is the Renminbi. In 2008, 2007 and 2006, the Renminbi appreciated against the U.S. dollar by approximately 6.4%, 6.5% and 3.3%, respectively. The appreciation of the Renminbi against the U.S. dollar contributed to the increase in our net income reported in U.S. dollar terms in 2006, 2007 and 2008, respectively. For additional information relating to the fluctuations in the value of the Renminbi against the U.S. dollar, see “Item 3. Key Information—A. Selected Financial Data—Exchange Rate Information,” “Item 3. Key Information—D. Risk Factors—Risks Relating to the People’s Republic of China—Fluctuations in exchange rates could result in foreign currency exchange losses.” and “Item 11. Quantitative and Qualitative Disclosures About Market Risks—Foreign Currency Risk.”

We have a limited operating history upon which you can evaluate our business.  Our rapid revenue growth in the years immediately following the commencement of our operations in 2004 should not be taken as indicative of the rate of revenue growth, if any, that can be expected in the future.  For a discussion of other important factors that may affect our business, financial condition and results of operations, see “Item 3. Key Information—D. Risk Factors.”

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

•
Services.  We derive revenues from providing head-end system integration services and head-end system development services to digital television network operators as well as collecting licensing fees and royalty income from set-top box manufacturers.  Our head-end system integration services involve providing head-end software, hardware and related system integration services to our customers.  Head-end software consists of software for CA systems, subscriber management systems and electronic program guides.  Our head-end system development services involve the development of customized digital television-related software applications for our customers.  In addition, we provide set-top box manufacturers with our CA system terminal-end software that enables them to manufacture set-top boxes compatible with our CA systems, and receive one-time licensing fees as well as royalties from such set-top box manufacturers.  Following our acquisition of the set-top box design business from N-T Information Engineering in August 2006, we also started earning licensing fees and royalties from licensing our set-top box design to set-top box manufacturers.

In certain circumstances, we receive royalties from digital television network operators who purchase smart cards for use with set-top boxes that were manufactured using our CA system terminal-end software, in lieu of collecting royalties from the relevant set-top boxes manufacturers.  We include such royalty income as part of the revenue from sales of the related smart cards.

Revenues from the sales of our products and services accounted for 91.1% and 8.9%, respectively, of our total revenues in 2008 and 89.2% and 10.8%, respectively, of our total revenues in 2007.  Our revenues also include certain refunds of value-added taxes from PRC tax authorities that we previously paid with respect to some of our software products.  See “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Taxes and Incentives” below for more information.

Our net revenues represent total revenues less PRC business tax and related surcharges, which are currently levied at the rate of 5.5% on certain service type of revenues.

Cost of Revenues

Cost of revenues primarily includes costs of raw materials, such as computer chips manufactured by third-party suppliers and used in our smart cards and other products; personnel costs directly relating to provision of our services; warranty costs relating to our smart card sales; depreciation and amortization costs; share-based compensation allocated to the production and processing of our smart cards and other products; fees paid to our sales agents and other miscellaneous costs.  These costs are allocated to our two types of revenue-generating activities as their respective costs of revenues.  Cost of revenues related to the sales of our products and to the sales of our services accounted for 79.4% and 20.6%, respectively, of our total cost of revenues in 2008 and 79.1% and 20.9%, respectively, of our total cost of revenues in 2007.  As a percentage of our net revenues, cost of revenues increased from 18.5% in 2007 to 19.5% in 2008.

Gross Profit and Gross Margin

Gross profit is equal to net revenues less cost of revenues. Gross margin is equal to gross profit divided by net revenues. Our gross margin was 78.3%, 81.5% and 80.5% in 2006, 2007 and 2008, respectively.  The increase from 2006 to 2007 was primarily driven by the increase, as a percentage of total revenues, from 85.6% to 89.1%, in revenues from the sales of our smart cards in those periods. Our smart cards typically enjoy a higher gross margin relative to our head-end system integration services. We achieved growth in the gross margin for our smart cards business in that period because we have benefited from declining costs of some raw materials, such as computer chips, as well as increased operating efficiency due to economies of scale. The slight decrease in our gross margin from 2007 to 2008 was primarily attributable to the decrease in the average selling price of our smart cards, which was partially offset by a decrease in the average unit cost of our smart cards during the same period. The average unit cost of our smart cards decreased by approximately 6.3% in U.S. dollar terms from 2006 to 2007 primarily due to a decrease in the price of computer chips.  The average unit cost of our smart cards further decreased by approximately 0.9% from 2007 to 2008 primarily as a result of a decrease in the price of computer chips, which was partially offset by an increase in other related costs.

Operating Expenses

Our operating expenses consist of research and development expenses, selling and marketing expenses and general and administrative expenses. Each of these components of our operating expenses includes a portion of our total share-based compensation expenses, which are generally allocated according to the functions of those individuals who received share-based awards.

Research and Development Expenses. Research and development expenses consist primarily of costs associated with the design, development and testing of our products and technologies. Among other things, these costs include compensation and benefits for our research and development staff, rental for our office premises used for research and development activities, depreciation expenses related to equipment used in research and development activities, expenditures for purchases of supplies and other relevant costs. Compensation and benefits for our research and development staff accounted for the majority of our research and development expenses. Research and development expenses as a percentage of our net revenues were 8.4% and 9.8% in 2007 and 2008, respectively. We expanded the size of our research and development staff from 224 employees as of December 31, 2007 to 255 as of December 31, 2008. We expect to hire additional personnel for our research and development team during 2009 as part of our strategy to enhance our research and development capabilities, including increasing our investment in the research and development activities.

Selling and Marketing Expenses. Selling and marketing expenses consist primarily of compensation and benefits for our sales and marketing staff, expenses for promotional, advertising, travel and entertainment activities, marketing-related consulting fees, expenditures for purchases of supplies and amortization of intangible assets. Selling and marketing expenses as a percentage of our net revenues were 6.8% and 8.6% in 2007 and 2008, respectively. Our selling and marketing expenses have increased primarily due to the increase in the size of our selling and marketing team and in the amount of compensation and benefits paid to the team, as well as expanded marketing efforts. In light of our plan to increase our direct sales force and to enhance our selling and marketing efforts in non-CA solutions, such as high-definition set-top box solutions and cable television value-added services, we expect our selling and marketing expenses to increase in the near future.

General and Administrative Expenses. General and administrative expenses consist primarily of compensation and benefits for our general management, finance and administrative staff, professional advisory fees, depreciation and amortization with respect to equipment used for general corporate purposes, rental costs for our office premises used by general management, finance and administrative staff, and other expenses incurred in connection with general corporate purposes. General and administrative expenses as a percentage of our net revenues were 6.7% and 8.7% in 2007 and 2008, respectively. Our general and administrative expenses have increased primarily due to the growth of our general management, finance and administrative team and higher professional service expenses incurred to meet the requirements of a publicly listed company. We expect our general and administrative expenses in dollar amount to continue to increase as our business expands in future periods, but such expenses as a percentage of net revenue are expected to stabilize.

Share-Based Compensation Expenses. We account for share-based compensation expenses based on the fair value of share option grants at the date of grant.

We adopted our 2005 and 2008 Stock Incentive Plans in February 2005 and September 2007, respectively, and as of December 31, 2008, options to purchase 2,244,197 ordinary shares had been granted and were outstanding under the plans. In addition, in 2005, we granted options to purchase 143,474 ordinary shares to a company affiliated with SAIF, of which options to purchase 13,665 ordinary shares were outstanding as of December 31, 2008, and in May 2007 we granted options to purchase 40,000 ordinary shares to Mr. Louis T. Hsieh, who became an independent director of our company upon the completion of our initial public offering in October 2007, all of which remained outstanding as of December 31, 2008. In aggregate, options to purchase 2,297,862 ordinary shares were outstanding as of December 31, 2008. We incurred $0.3 million, $1.3 million and $1.0 million in share-based compensation expenses in 2006, 2007 and 2008, respectively. For additional information regarding our share-based compensation expenses, see Note 18 to our consolidated financial statements included elsewhere in this annual report.

The table below shows the allocation of share-based compensation charges to cost of revenues and our operating expense line items for the periods indicated:

	Years ended December 31,
Share-Based Compensation Related to:	2006	2007	2008
	(In thousands)
Cost of revenues	$21	$34	$35
Research and development expenses	167	391	481
Selling and marketing expenses	56	112	186
General and administrative expenses	94	724	342
Total	$338	$1,261	$1,044

Income from Operations

Income from operations represents gross profit less operating expenses.

Non-operating Income (Expenses)

Non-operating income (expenses) includes interest income, recognition of the change in the fair value of the warrant and other income or expenses, each as presented in our consolidated statements of operations.  We issued a warrant to SAIF in 2004 to purchase Series A preferred shares of our company.  We recognized $0.5 million, $17,601 and $5.4 million as of December 31, 2004, 2005 and 2006, respectively, of the change in the fair value of the warrant.  The warrant was exercised in November 2006 and no further expenses have been incurred related to it.  In December 2007, we received a cash award of $0.3 million from the Administration Committee of Beijing Zhongguancun Economic Zone as a one-off award for the consummation of our initial public offering in the United States.  Our interest income was $0.3 million, $2.8 million and $9.1 million in 2006, 2007 and 2008, respectively.

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

Critical Accounting Policies

We prepare our financial statements in conformity with U.S. GAAP, which requires us to make estimates and assumptions that affect our reporting of, among other things, assets and liabilities, contingent assets and liabilities and revenues and expenses.  We continually evaluate these estimates and assumptions based on the most recently available information, our own historical experiences and other factors that we believe to be relevant under the circumstances.  Since our financial reporting process inherently relies on the use of estimates and assumptions, our actual results could differ from what we expect.  This is especially true with some accounting policies that require higher degrees of judgment than others in their application.  We consider the policies discussed below to be critical to an understanding of our audited consolidated financial statements because they involve the greatest reliance on our management’s judgment.

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

Our head-end integration services primarily involve provision of our head-end software, third-party hardware and software, related installation and integration services, training and post-contract customer support, or PCS, including telephone support and bug-fixing.  Our head-end system development services involve the development of customized digital television technology-related software applications.  Head-end software offered by us includes CA systems head-end software, SMS software and electronic program guide software.

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

We receive licensing fees from set-top box manufacturers who license our CA systems terminal-end software or set-top box design, and we are also entitled to receive royalties from them based on the quantity of set-top boxes manufactured under such licenses.  Royalty income is recognized upon receipt of sales reports from the set-top box manufacturers and when payment is received, while licensing income is recognized upon the issuance of certificates to the set-top box manufacturers by us.

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

We provide for the estimated costs of such warranty at the time revenue is recognized.  We estimate the costs we will incur under the warranty arrangement.  Historically, the defect rate of smart cards has been low and the warranty costs have been minimal.  We recorded the equivalent of 0.1% of revenue from smart card sales as a warranty liability to accrue the estimated costs of our warranty obligations.

Actual warranty costs will depend on a variety of factors.  To the extent that warranty costs differ significantly from the estimates, we will adjust our warranty provision accordingly.  Any such adjustments to our accrued warranty provision will affect our results of operations in the period the adjustment is made as well as subsequent periods to the extent the amount of the estimated warranty provision is adjusted.

Allowance for Doubtful Accounts.  We perform ongoing credit evaluations of our customers and generally do not require collateral on accounts receivable.  We maintain an allowance for doubtful accounts primarily based upon the aging analysis of the receivables and factors surrounding the credit risk of specific customers.  Losses from doubtful accounts have been within our management’s expectations.  Two customers as of December 31, 2008 each accounted for 10% or more of our accounts receivable balance, representing an aggregate of 23.5% of our accounts receivable balance as of that date.

Share-based Compensation.  Share-based payment transactions with employees, such as share options, are measured based on the fair value of the equity instrument issued on the date of grant in accordance with Statement of Financial Accounting Standards No. 123(R), “Share-Based Payment,” and are recognized as compensation expense over the requisite service period based on the graded vesting attribution method, with a corresponding impact reflected in additional paid-in capital.  We estimated the fair value of our share options at the respective grant dates using the Black-Scholes option-pricing model.

Under this model, we made a number of assumptions regarding the fair value of the options, including:

•	the expected future volatility of our ordinary share price;

•	the risk-free interest rate;

•	the expected life of the options;

•	the expected dividend yield; and

•	the estimated fair value of our ordinary shares at the grant date for options granted prior to our initial public offering.

For the share options granted after our initial public offering, the fair value of our ordinary share on the grant date is determined by the closing trade price of our ADSs representing our ordinary shares on the grant date.  We estimated the expected volatility of our ordinary share price based on the historical stock price volatility of the publicly traded shares of four comparable companies in the digital television and related businesses over a period comparable to the expected term of the options and our own historical stock price volatility.

For the purpose of determining the estimated fair value of our share options that had been granted prior to our initial public offering, we believe that the expected volatility and the estimated fair value of our ordinary shares are the most critical assumptions, since we were a privately-held company as of each of the respective grant dates.  The estimated fair value of our ordinary shares as of the respective grant dates, except for the options to purchase 40,000 of our ordinary shares granted on May 15, 2007 to Mr. Louis T. Hsieh, was determined based on (i) a contemporaneous valuation performed by American Appraisal China Limited, or American Appraisal, an unrelated and independent valuation firm, with respect to option grants made on September 22, 2006, or the September 2006 Valuation, and (ii) a retrospective valuation performed by American Appraisal with respect to option grants made on February 3, 2005, as indicated in its valuation reports dated January 2, 2007, or the February 2005 Valuation.  American Appraisal estimated the expected future volatility of our ordinary share price based on the price volatility of the publicly traded shares of four comparable companies in the digital television and related businesses over the most recent period equal to the expected life of our share options.

No contemporaneous valuation by an unrelated valuation firm was obtained in connection with the options granted on February 3, 2005.  The exercise price of $0.543 per share for the options granted on February 3, 2005 was determined based on the determination of our enterprise value in connection with the sale of our preferred shares to SAIF in June 2004.  We believe that value remained a fair valuation of our company in early February 2005 because the revenue and net profit of our company did not grow significantly between June 2004 and February 2005 and the major financial projections used in that valuation largely remained valid.  We considered the compensation expense associated with those grants, if any, to be minimal.  We retained American Appraisal to conduct a retrospective valuation of our share options and ordinary shares in respect of the February 3, 2005 option grant.

As we believed that there was no material change in our operations in the short period between September 22, 2006 and December 5, 2006 that would materially impact the fair value of our ordinary shares, the estimated fair value of share options granted on December 5, 2006 was determined based on the fair value of our ordinary shares as of September 22, 2006.

The estimated fair value of our ordinary shares used in determining the fair value of the share options granted on May 15, 2007 was determined based on the price paid by investors to purchase our ordinary shares from China Capital Investment Holdings Limited, or China Capital, in eight separate transactions in March and April 2007.  Since such sales and purchases of our ordinary shares took place between unrelated parties at arm’s length and the aggregate number of our ordinary shares sold in those transactions accounted for more than 10% of our total issued and outstanding shares, we believe that the purchase price paid by the investors in those transactions represents the fair value of our ordinary shares at the time of those transactions.  In light of the fact that no significant changes in the financial, business and other conditions of our company occurred between April and May 2007, we determined that such purchase price continued to represent the fair value of our ordinary shares on May 15, 2007.

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

Under the market approach, different value measures and market multiples of comparable companies were calculated and analyzed to induce a series of multiples that were considered representative of the industry average.  The market multiples were then adjusted based on our growth rate, business risks and profitability.  Thereafter, the adjusted multiples were applied to our performance indicators to determine our value on a minority and freely traded basis.  We specifically applied the financial ratios of EV/Revenue and EV/EBITDA in arriving at our indicative value under the market approach.  For the February 2005 Valuation, we applied an EV/Revenue multiple of 1.8 and an EV/EBITDA multiple of 4.8, compared to an EV/Revenue multiple of 6.1 and an EV/EBITDA multiple of 8.3 for the September 2006 Valuation.

We have selected four companies in the digital television and related businesses for reference as comparable companies:  Shaw Communication Inc., Cablevision Systems Corporation, Thomson and NDS Group plc.

In addition, we have taken into account the discount for lack of marketability, or DLOM, of our shares in the February 2005 Valuation and the September 2006 Valuation to reflect the fact that we are a private company.  We quantified the DLOM, using the Black-Scholes option-pricing model.  This method treats the right to sell a company’s shares freely before a liquidity event as a put option.  The more distant the valuation date is from a liquidation event, the higher the put option value and thus the higher the implied DLOM.  For the February 2005 Valuation, we obtained and used a DLOM of 24%, compared to a DLOM of 10% used for the September 2006 Valuation.  The decrease in DLOM was primarily due to the shorter time expected to the liquidity event as of the September 2006 Valuation compared to the time of the February 2005 Valuation.

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

As our capital structure was comprised of ordinary shares and preferred shares as of the respective grant dates, we used the option-pricing method to allocate total equity value derived to different classes of shares, taking into account the guidance prescribed by the American Institute of Certified Public Accountants Audit and Accounting Practice Aid, “Valuation of Privately-Held-Company Equity Securities Issued as Compensation”.  Under the option-pricing method, we treated ordinary shares and preferred shares as call options on our enterprise value, with exercise prices based on the liquidation preference of our preferred shares.  We estimated the value of these call options using the Black-Scholes option-pricing model.

It should be noted that the Black-Scholes option-pricing model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable.  In addition, option-pricing models require the input of highly subjective assumptions, including the expected share price volatility.  We use projected volatility rates, which are based upon historical volatility rates experienced by comparable public companies.  Because our share options have characteristics significantly different from those of publicly traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in our management’s opinion the existing models do not necessarily provide a reliable single measure of the fair value of our share options.  Changes in our estimates and assumptions regarding the expected volatility and fair value of our ordinary shares, for example, could significantly impact the estimated fair value of our share options and, as a result, our net income and net income attributable to holders of our ordinary shares.

Taxes and Incentives

Cayman Islands, British Virgin Islands and Hong Kong

Our company, as an exempted company incorporated in the Cayman Islands, and CDTV BVI, our wholly-owned subsidiary incorporated in BVI, are not subject to any income or capital gains tax under the current laws of the Cayman Islands and BVI.  Golden Benefit and CSM Holdings, our indirectly wholly owned subsidiaries incorporated in Hong Kong, are subject to 17.5% Hong Kong profits tax on their activities conducted in Hong Kong.

PRC

Our subsidiaries and our variable interest entity operating in the PRC are subject to PRC taxes as described below:

Enterprise Income Tax.  Prior to January 1, 2008, the effective date of the 2008 EIT Law, both domestic and foreign-invested enterprises were generally subject to an enterprise income tax rate of 33% in the PRC under the relevant tax laws then effective.  However, qualified high-and-new technology enterprises incorporated and operated in high-and-new technology development zones designated by the State Council might enjoy a reduced enterprise income tax rate of 15%.  As a high-and-new technology enterprise incorporated and operated in the Beijing High-Tech Development Experimental Zone, which is a designated high-and-new technology development zone, each of Super TV and N-S Digital TV is entitled to a preferential-enterprise income tax rate of 15%.  In addition, each of N-S Digital TV and Super TV is entitled to income tax exemption during the three years from 2004 through 2006, and a 50% reduction of income tax during the subsequent three years from 2007 through 2009.

Effective from January 1, 2008, the 2008 EIT Law imposes a tax rate of 25% on all enterprises, including foreign-invested enterprises, and terminates many of the tax exemptions, reductions and preferential treatments available under previous tax laws and regulations.  However, under the 2008 EIT Law, enterprises that were established before March 16, 2007 and already enjoy preferential tax treatments will continue to enjoy them (i) in the case of certain preferential tax rates that are specified by tax legislations, for a transition period of five years from January 1, 2008 or (ii) in the case of tax exemption or reduction for a specified term, until the expiration of such term.  Under the 2008 EIT Law, “high-and-new technology enterprises strongly supported by the State” are entitled to a preferential tax rate of 15%.  In December 2008, N-S Digital TV and Super TV successfully obtained their respective high-and-new technology enterprise certificates under the 2008 EIT Law and are therefore recognized as “high-and-new technology enterprises strongly supported by the State” and qualified for a preferential tax rate of 15%.  As a result, each of N-S Digital TV and Super TV will continue to enjoy a 50% reduction of income tax until the end of 2009, and thereafter, they will be entitled to a preferential enterprise income tax rate of 15%.

N-S Media Investment was subject to an enterprise income tax of 33% in 2007, and is subject to an enterprise income tax rate of 25% starting from January 1, 2008. Guangdong SuperTV and Dongguan Super TV are each subject to an enterprise income tax rate of 25% upon their establishment in 2008.

In addition, under the 2008 EIT Law, an enterprise established under the laws of a foreign country or region whose “de facto management body” is located within the PRC territory is considered a resident enterprise and will generally be subject to the enterprise income tax at the rate of 25% on its global income. According to the Implementation Rules, “de facto management body” refers to a managing body that exercises, in substance, overall management and control over the production and business, personnel, accounting and assets of an enterprises.  With reference to the SAT Notice No.82, we have preliminarily determined that we are not a PRC resident enterprise. However, if we were considered a PRC resident enterprise, we would be subject to the enterprise income tax at the rate of 25% on our global income.  See “Item 3. Key Information—D. Risk Factors—Risks Relating to the People’s Republic of China—We may be subject to PRC income tax on our global income, or dividends we receive from our PRC subsidiary may be subject to PRC withholding tax, depending on whether we are recognized as a resident enterprise in the PRC.”  In addition, the 2008 EIT Law and the Implementation Rules provide that a withholding tax of 10% (or other applicable withholding tax rates based on tax treaties between the PRC and other jurisdictions) will generally be applicable to dividends payable to foreign investors, and, unlike the prior tax law, does not specifically exempt corporations that pay dividends from withholding all or part of such income tax when they pay dividends to their foreign investors. To the extent we are not considered as a PRC resident enterprise, the dividends our PRC subsidiary pays to us will be subject to this withholding tax. See “Item 3. Key Information—D. Risk Factors—Risks Relating to the People’s Republic of China—We may be subject to PRC income tax on our global income, or dividends we receive from our PRC subsidiary may be subject to PRC withholding tax, depending on whether we are recognized as a resident enterprise in the PRC.” In addition, this withholding tax may also apply to dividends we pay to our non-PRC shareholders. See “Item 3. Key Information—D. Risk Factors—Risks Relating to the People’s Republic of China—Dividends payable by us to our non-PRC shareholders and ADS holders, and gains on the sales of our ordinary shares or ADSs, may be subject to withholding taxes under PRC tax laws, which may materially reduce the value of your investment.”

Value-added Tax Refunds.  Pursuant to a PRC tax policy intended to encourage the development of software and integrated circuit industries, each of N-S Digital TV and Super TV is entitled to a refund of value-added tax paid at a rate of 14% of the sale value of some of our software products.  The amount of the refund for this value-added tax included in our total revenues was $2.5 million, $5.0 million and $6.5 million in 2006, 2007 and 2008, respectively, accounting for 8.2%, 9.0% and 9.2%, respectively, of our total revenues in the corresponding periods.  We include such refunds in the total revenues in our consolidated statements of operations included elsewhere in this annual report.  The value-added tax refund benefits will cease to be available to N-S Digital TV and Super TV by 2010.  Each of N-S Digital TV’s subsidiaries is subject to a standard value-added tax rate of 17% without any tax refunds in 2008.

Business Tax.  Each of N-S Digital TV and its subsidiaries is subject to business tax and related surcharges at a rate of 5.5% on certain service-type revenues, including those from the service portion of our head-end integration services, head-end system development services, licensing income and royalty income.  Super TV is currently exempted from business tax at a rate of 5% on the revenues generated by the services it currently provides. As a foreign-invested company, Super TV is not subject to any surcharges.

Tax Arrangement between PRC and Hong Kong

The Hong Kong government and the PRC central government entered into the Arrangement for Avoidance of Double Taxation on Income and Prevention of Tax Evasion on August 21, 2006, which took effect on January 1, 2007 and April 1, 2007 in the PRC and Hong Kong, respectively. This arrangement provides certain tax incentives to use a Hong Kong company as an intermediate holding company for holding investments in the PRC. The withholding tax rate applicable to dividends received by a Hong Kong company from its investments in the PRC is 5% compared to the 10% withholding tax rate applicable to dividends received by a company incorporated in a jurisdiction where there is no similar tax treaty or arrangement with the PRC, and a full tax exemption in the PRC is available on a capital gain derived by a Hong Kong company from the disposal of its shares in a PRC company, provided that the shares sold are less than 25% of the shareholding of the PRC company and the assets of the PRC company do not consist mainly of real property situated in the PRC.

Recent Acquisitions

See “Item 4. Information on the Company—A. History and Development of the Company—Our Investments and Acquisitions.”

Results of Operations

The following table sets forth our condensed consolidated statements of operations by amount and as a percentage of our net revenues for the periods indicated:

	Years ended December 31,
	2006		2007		2008
	Amount	% of Net Revenues	Amount	% of Net Revenues	Amount	% of Net Revenues
	(In thousands, except percentages)

Revenues:
Products	$26,443	87.1%	$49,741	89.7%	$64,412	91.6%
Service	4,182	13.8	6,011	10.8	6,285	8.9
Total revenues	30,625	100.8	55,752	100.5	70,697	100.5
Business taxes	(255)	(0.8)	(299)	(0.5)	(363)	(0.5)
Net revenues	30,370	100.0	55,453	100.0	70,334	100.0
Cost of revenues:(1)
Products	4,726	15.6	8,100	14.6	10,877	15.5
Service	1,859	6.1	2,135	3.9	2,828	4.0
Total cost of revenues	6,585	21.7	10,235	18.5	13,705	19.5
Gross profit	23,785	78.3	45,218	81.5	56,629	80.5
Operating expenses:
Research and development expenses(1)	2,222	7.3	4,643	8.4	6,921	9.8
Selling and marketing expenses(1)	1,847	6.1	3,758	6.8	6,063	8.6
General and administrative expenses(1)	1,228	4.0	3,706	6.7	6,084	8.7
Total operating expenses	5,297	17.4	12,107	21.8	19,068	27.1
Income from operations	18,488	60.9	33,111	59.7	37,561	53.4
Interest income	279	0.9	2,790	5.0	9,138	13.0
Other income/(expense)	—	—	263	0.5	(412)	(0.6)
Recognition of the change in the fair value of the warrant	(5,406)	(17.8)	—	—	—	—
Income before income taxes	13,361	44.0	36,164	65.2	46,287	65.8
Income tax benefit/(expense)	59	0.2	(2,342)	(4.2)	3,235	4.6
Net income before minority interest	13,420	44.2	33,822	61.0	43,052	61.2
Minority interest	430	1.4	—	—	14	0.0
Net income	$12,990	42.8%	$33,816	61.0%	$43,062	61.2%
Cash dividend to participating preferred shareholder	(5,731)	(18.9)	—	—	—	—
Net income attributable to holders of ordinary shares	$7,259	23.9%	$33,816	61.0%	$43,062	61.2%

(1)  Share-based compensation charges incurred during the period related to:

	Years ended December 31,
	2006		2007		2008
	Amount	% of Net Revenues	Amount	% of Net Revenues	Amount	% of Net Revenues
	(In thousands, except percentages)
Cost of revenues	$21	0.1%	$34	0.1%	$35	0.0%
Research and development expenses	167	0.5	391	0.7	481	0.7
Selling and marketing expenses	56	0.2	112	0.2	186	0.3
General and administrative expenses	$94	0.3%	$724	1.3%	$342	0.5%

Comparison of Years Ended December 31, 2008 and December 31, 2007

Revenues.  The following table sets forth revenues by sources and the percentage of our total revenues for 2007 and 2008:

	Years ended December 31,
	2007		2008
	Revenues	% of Total Revenues	Revenues	% of Total Revenues
	(in thousands, except percentages)
Products
Smart cards	$49,651	89.1%	$64,216	90.8%
Set-top boxes and others	90	0.2%	196	0.3%
Subtotal	49,741	89.2%	64,412	91.1%
Services
Head-end system integration	3,258	5.8%	3,461	4.9%
Head-end system development	271	0.5%	573	0.8%
Licensing income	1,984	3.6%	1,610	2.3%
Royalty income	498	0.9%	641	0.9%
Subtotal	6,011	10.8%	6,285	8.9%
Total revenues	$55,752	100.0%	$70,697	100.0%

Our total revenues increased by 26.8% to $70.7 million in 2008 from $55.8 million in 2007. This increase primarily resulted from an increase in the revenues from the sales of our products, in particular, smart cards.

Revenues from the sales of our products increased by 29.5% to $64.4 million in 2008 from $49.7 million in 2007, primarily due to an increase in the revenues from the sales of our smart cards, which accounted for substantially all of our revenues from the sales of our products in both 2007 and 2008. The increase in the revenues from the sales of smart cards was primarily attributable to a 34.8% increase in the number of smart cards sold by us to 9.9 million in 2008 from 7.3 million in 2007, which was partially offset by a 13.9% decrease in the average selling price of our smart cards in RMB terms from 2007 to 2008 (including value-added tax refunds). The increase in the revenues from the sales of smart cards reflects the continued growth of the PRC television digitalization market as well as our leading market position. The decrease in the average selling price of smart cards from 2007 to 2008 was primarily due to intensified competition and pricing discounts we offered to a number of large customers in 2008.

Revenues from the sales of our services increased by 4.6% to $6.3 million in 2008 from $6.0 million in 2007. The increase in the revenues from the sales of our services was primarily due to increases in the revenues from our head-end system integration services, head-end system development and royalty income, which were partially offset by a decrease in revenues from our licensing income. Revenues from our head-end system integration services increased by 6.2% to $3.5 million in 2008 from $3.3 million in 2007, primarily reflecting a $0.2 million increase in revenue recognized in 2008 from the contracts we performed in 2008 compared to revenue recognized in 2007 from contracts performed in 2007. Revenues from our head-end system development services increased by 111.4% to $0.6 million in 2008 from $0.3 million in 2007, primarily reflecting an increase in demand for such services in 2008 compared to 2007. Revenues from licensing income decreased by 18.9% to $1.6 million in 2008 from $2.0 million in 2007, primarily due to a 42.1% decrease in the number of new licensing contracts for our CA system terminal-end software that we entered into in 2008 as compared to 2007.

Net Revenues. Our net revenues increased by 26.8% to $70.3 million in 2008 from $55.5 million in 2007.

Cost of Revenues. The following table sets forth cost of revenues by sources of revenues by amount and as a percentage of net revenues for 2007 and 2008:

	Years ended December 31,
	2007		2008
	Revenues	% of Net Revenues	Revenues	% of Net Revenues
	(in thousands, except percentages)
Products	$8,100	14.6%	$10,877	15.5%
Services	2,135	3.9	2,828	4.0
Total cost of revenues	$10,235	18.5%	$13,705	19.5%

Cost of revenues increased by 33.9% to $13.7 million in 2008 from $10.2 million in 2007, primarily reflecting an increase in the costs relating to our products and, to a lesser extent, an increase in the cost relating to our services. Cost of revenues relating to our products increased by 34.3% to $10.9 million in 2008 from $8.1 million in 2007, primarily due to an increase in raw material costs and personnel and related costs as the number of smart cards sold by us increased during the period. Cost of revenues relating to our services increased by 32.5% to $2.8 million in 2008 from $2.1 million in 2007, primarily reflecting the increase in the corresponding revenues from our head-end system integration and development services.

Cost of revenues as a percentage of net revenues increased to 19.5% in 2008 from 18.5% in 2007, primarily due to a decrease in the average selling price of our smart cards in 2008 as compared to 2007. The average unit cost of our smart cards decreased slightly by approximately 0.9% in U.S. dollar terms from 2007 to 2008 primarily due to a decrease in the price of computer chips, which was partially offset by an increase in other related costs.

Gross Profit and Gross Margin. Gross profit increased by 25.2% to $56.6 million in 2008 from $45.2 million in 2007. Our gross margin decreased slightly to 80.5% in 2008 from 81.5% in 2007.

Operating Expenses. Our operating expenses increased by 57.5% to $19.1 million in 2008 from $12.1 million in 2007. This increase was attributable to a combination of factors including a significant increase in the number of employees, an increase in marketing activities and an increase in professional service fees associated with the Company being in its first full year of operations as a public company. Operating expenses, as a percentage of net revenues, increased to 27.1% in 2008 from 21.8% in 2007.

Research and Development Expenses. Our research and development expenses increased by 49.1% to $6.9 million in 2008 from $4.6 million in 2007. This increase was primarily attributable to an increase in the number of our research and development staff. Our research and development expenses, as a percentage of net revenues, increased to 9.8% in 2008 from 8.4% in 2007.

Selling and Marketing Expenses. Our selling and marketing expenses increased by 61.3% to $6.1 million in 2008 from $3.8 million in 2007. This increase was primarily attributable to increases in marketing activities and compensation costs associated with hiring additional experienced staff. Our selling and marketing expenses, as a percentage of net revenues, increased to 8.6% in 2008 from 6.8% in 2007.

General and Administrative Expenses. Our general and administrative expenses increased by 64.2% to $6.1 million in 2008 from $3.7 million in 2007. This increase was primarily attributable to substantial increases in professional service fees associated with being a public company and compensation costs associated with hiring additional experienced staff in the finance and legal departments. Our general and administrative expenses, as a percentage of net revenues, increased to 8.7% in 2008 from 6.7% in 2007.

Income from Operations. As a result of the foregoing factors, our income from operations increased by 13.4% from $33.1 million in 2007 to $37.6 million in 2008.

Non-operating Income (Expenses). We had non-operating income of $8.7 million in 2008, compared to $3.1 million in 2007. Our non-operating income in 2008. primarily reflected interest income of $9.1 million and other expenses of $0.4 million.

Net Income. As a result of the foregoing factors and taking into account $0.01 million and $nil in net income attributable to minority interest in 2008 and 2007, respectively, net income increased by 27.3% to $43.1 million in 2008 from $33.8 million in 2007. Our basic and diluted earnings per ordinary share in 2008 were $0.75 and $0.72, respectively.

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

Revenues from the sales of our products increased by 88.1% to $49.7 million in 2007 from $26.4 million in 2006, primarily due to a significant increase in the revenues from the sales of our smart cards, which accounted for substantially all our revenues from the sales of our products in both 2006 and 2007. The increase in the revenues from the sales of smart cards was primarily attributable to an 85.5% increase in the number of smart cards sold by us to 7.3 million in 2007 from 3.9 million in 2006, which was partially offset by a 1.7% decrease in the average selling price of our smart cards in RMB terms from 2006 to 2007 (including value-added tax refunds). The increase in the revenues from the sales of smart cards reflects the continued growth of the PRC television digitalization market as well as our leading market position. The decrease in the average selling price of smart cards from 2006 to 2007 was primarily due to intensified competition.

Revenues from the sales of our services increased by 43.7% to $6.0 million in 2007 from $4.2 million in 2006. The increase in the revenues from the sales of our services was primarily due to increases in the revenues from both our head-end system integration services and our licensing income, which were partially offset by a decrease in revenues from our head-end system development services. Revenues from our head-end system integration services increased by 40.6% to $3.3 million in 2007 from $2.3 million in 2006, primarily reflecting a $1.0 million increase in revenue recognized in 2007 from the contracts we performed in 2007 compared to revenue recognized in 2006 from contracts performed in 2006. Revenues from our head-end system development services decreased by 51.4% to $0.3 million in 2007 from $0.6 million in 2006, primarily reflecting a decrease in demand for such services in 2007 compared to 2006. Revenues from licensing income increased by 91.3% to $2.0 million in 2007 from $1.0 million in 2006, primarily due to a 87% increase in the number of new licensing contracts for our CA system terminal-end software that we entered into in 2007 compared to 2006, reflecting the growing number of set-top box manufacturers that purchased services from us. Correspondingly, revenues from royalty income increased by 84.5% to $0.5 million in 2007 from $0.3 million in 2006.

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

Operating Expenses. Our operating expenses increased by 128.6% to $12.1 million in 2007 from $5.3 million in 2006, primarily as a result of the expansion of our operations. Operating expenses, as a percentage of net revenues, increased to 21.8% in 2007 from 17.4% in 2006, primarily due to an increase in the number of our employees to 424 as of December 31, 2007 from 270 as of December 31, 2006, as a result of expansion of our operations.

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

Non-operating Income (Expenses). We had non-operating income of $3.1 million in 2007, compared to non-operating expenses of $5.1 million in 2006. Our non-operating expenses in 2006 consisted primarily of the expenses we incurred relating to the increase of the fair market value of the warrant held by SAIF in an amount of $5.4 million, which was partially offset by interest income of $0.3 million from our bank deposits. Our non-operating income in 2007 consisted of interest income of $2.8 million and a one-off award of $0.3 million granted by the Administration Committee of Beijing Zhongguancun Economic Zone for the consummation of our initial public offering.

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

B.        Liquidity and Capital Resources

Liquidity

	Years ended December 31,
	2006	2007	2008
	(In thousands)
Cash and cash equivalents	$21,137	$228,958	$202,947
Net cash provided by operating activities	21,090	33,838	38,403
Net cash used in investing activities	(1,408)	(19,263)	(51,922)
Net cash (used in)/provided by financing activities	$(7,273)	$192,030	$(13,929)

Operating Activities. Net cash provided by/(used in) operating activities primarily consists of net income (loss), as adjusted for minority interest, depreciation and amortization, share-based compensation expense, change in the fair value of the warrant, allowance for doubtful accounts, inventories, pre-paid expenses and other current assets, accounts receivable, deferred costs, amounts due from related parties, income tax payable, accounts payable, accrued expenses and other current liabilities and deferred revenues.

Net cash provided by operating activities was $38.4 million in 2008, which was primarily derived from our net income of $43.1 million, adjusted to reflect an increase in the accrued expenses and other current liabilities by $3.6 million and adding back of $1.3 million in depreciation and amortization costs and $1.0 million in non-cash share-based compensation charges. Net income was partially offset by a $5.9 million increase in accounts receivable, a $2.5 million decrease in deferred revenues, pre-paid expenses and other current assets of $3.5 million and a $1.0 million increase in inventories. The significant increase in accrued expenses and other current liability primarily reflected the increase in proceeds to the employees from their exercise of our stock options that were temporarily deposited with our company and other tax payable. The significant increase in accounts receivable primarily reflected the more favorable credit terms we granted to our major customers in light of competition and recent economic downturn. Such increase was also attributable to the growth of the sales of our smart cards. While we expect our accounts receivable balance to continue to increase as a result of our current customer credit policies, we are currently introducing measures intended to control such increase. The significant decrease during 2008 in deferred revenues reflected a decrease in advance payments from customers who purchase our smart cards.

Net cash provided by operating activities was $33.8 million in 2007, which was primarily derived from our net income of $33.8 million, adjusted to reflect an increase in the accrued expenses and other current liabilities by $2.5 million, the adding back of $1.3 million in non-cash share-based compensation charges and a $0.7 million increase in the income tax payable. Net income was partially offset by a $3.1 million increase in accounts receivable and a $2.0 million decrease in deferred revenues, and a $0.4 million decrease in accounts payable. The significant increase in accrued expenses and other current liability reflected the increase in the amounts of year-end bonus payable, tax payable and fees payable incurred during the preparation of our initial public offering. The significant increase in accounts receivable reflected the rapid growth of the sales of our smart cards as well as the increase in the balance of accounts receivable from major customers. The significant decrease during 2007 in deferred revenues reflected a decrease in pre-payments from customers for smart cards.

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

Investing Activities. Investing activities primarily include purchases of property and equipment from time to time, purchase of intellectual property assets, loans to employees, long-term investment, placement of bank deposits maturing over three months, restricted cash and also include the acquisitions of assets from N-T Information Engineering.

Net cash used in investing activities was $52.0 million in 2008, reflecting $48.3 million in bank deposits maturing over three months, two $0.9 million long-term loans to Shizhou Shen and Lei Zhang, our employees, to support their acquisition of certain equity stake in N-S Digital TV from N-T Information Engineering, an aggregate of $3.1 million used to purchase the digital watermarking and image tracing technologies and the equity interest in N-S Digital TV from N-T Information Engineering and $1.0 million used to purchase property and equipment, which were partially offset by a receipt of $1.6 million loan repayment from N-T Information Engineering and $0.8 million reduction of restricted cash.

Net cash used in investing activities was $19.3 million in 2007, reflecting $17.1 million in bank deposits maturing over three months, a $1.5 million one-year term loan extended to N-T Information Engineering in April 2007, $1.2 million used for purchasing property and equipment, $0.6 million in restricted cash, $0.4 million used for capital contribution to a joint venture company with Jiangsu Qingda and purchase from N-T Information Engineering of its 51% equity interest Guokai, which were partially offset by a $1.5 million refund received from N-T Information Engineering, resulting from the downward adjustment of the price paid by us to purchase its set-top box business.

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

Financing Activities. Cash used in financing activities primarily consists of dividend payments and repurchase of our ordinary shares, and cash provided by financing activities primarily consists of proceeds of issuance of ordinary shares, proceeds from the issuance of Series A preferred shares and the warrant to SAIF, capital contributions by equity shareholders and proceeds from the exercise of the warrant by SAIF.

Net cash used in financing activities was $14.0 million in 2008, consisting of $16.3 million used to repurchase our ordinary shares and $0.7 million of costs and expenses incurred relating to our initial public offering, which were offset by $0.7 million capital injection by an individual minority shareholder in Dongguan SuperTV and $2.3 million in proceeds from the exercise of our stock options by our employees and Tech Power Enterprise.

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

Pursuant to relevant PRC laws and regulations applicable to our subsidiary and variable interest entity in the PRC, these entities are required to make appropriations from net income as determined in accordance with the generally accepted accounting principles in the PRC, or PRC GAAP, to non-distributable reserves, also referred to as “statutory common reserves,” which included a statutory surplus reserve and a statutory welfare reserve as of December 31, 2005. According to the revised PRC Company law which took effect on January 1, 2006, our subsidiaries and variable interest entity in the PRC are no longer required to make appropriations to the statutory welfare reserve, but appropriations to the statutory surplus reserve are still required to be made at the rate of 10% of profits after tax as determined under PRC GAAP until the balance of such reserve fund reaches 50% of the entities’ registered capital.

Our subsidiaries and our variable interest entity in the PRC may, upon a resolution passed by their respective shareholders, convert the statutory surplus reserve into capital. The statutory welfare reserve was used for the collective welfare of the employees of each of the subsidiaries and the variable interest entity. These reserves represent appropriations of retained earnings determined according to PRC law and may not be distributed. There were no appropriations to reserves other than to those of our subsidiaries and our variable interest entity in the PRC during any of the periods presented. However, as a result of these laws, approximately $5.7 million and $10.2 million of our retained earnings was not available for distribution as of December 31, 2007 and December 31, 2008, respectively.

Capital Expenditures

In 2008, 2007 and 2006, our capital expenditures totaled $6.0 million, $1.2 million and $4.1 million, respectively. Our capital expenditures in 2006 primarily consisted of acquisitions of the smart card and CA systems business and the set-top box design business from N-T Information Engineering and purchases of equipment. Our capital expenditures in 2007 mainly related to purchases of equipment. Our capital expenditures in 2008 primarily consisted of the long-term loans of $1.8 million in aggregate which we extended to Shizhou Shen and Lei Zhang, our employees, to support their acquisition of a certain equity stake in N-S Digital TV from N-T Information Engineering, an aggregate of $3.1 million used to purchase the digital watermarking and image tracing technologies and the equity interest of N-S Digital TV from N-T Information Engineering, $0.1 million used to purchase additional equity interest in Dongguan SuperTV and $1.0 million used to purchase property and equipment.

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

D.        Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2006 to December 31, 2008 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

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

F.        Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations as of December 31, 2008:

	Contractual Obligations
	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years	Total
	(In thousands)
Operating lease obligations(1)	$367	$26	—	—	$393
Purchase obligations	1,719	—	—	—	1,719
Total	$2,086	$26	—	—	$2,112

(1)  Operating leases generally relate to the lease of our office premises.

Item 6.         Directors, Senior Management and Employees

A.        Directors and Senior Management

The following table sets forth certain information concerning our directors and executive officers as of May 18, 2009.

Name	Age	Position
Jianhua ZHU	39	Chairman and Chief Executive Officer
Zengxiang LU	38	Director
James Hsiang Ming HO	49	Director
Louis T. HSIEH	43	Independent Director
Rui LU	44	Independent Director
Gongquan WANG	47	Independent Director
Songzuo XIANG	44	Independent Director
Liang XU	34	Chief Financial Officer
Dong LI	37	President and Chief Marketing Officer
Jian HAN	35	Chief Technology Officer
Huiqing CHEN	36	Chief Administrative Officer

Jianhua ZHU, one of our founders, has served as the chairman of our board of directors since November 2008 and as chief executive officer of our company since December 2006 and has been a director since 2004. He was the chairman of our board of directors from 2004 until December 2006. From 2001 until 2004, Mr. Zhu was general manager of N-T Information Engineering. From 1998 until 2001, he was deputy general manager of N-T Information Engineering. He has also been the supervisor of N-T Information Engineering since 2006. Mr. Zhu has been the executive director of the Guangdong Digital Media Research Institute since 2005. He worked at the China Technology Import and Export Corp. from 1994 until 1997. Mr. Zhu holds bachelor’s and master’s degrees in precision instrumentation from Tsinghua University.

Zengxiang LU, one of our founders, has been a board member since 2004. He was chairman of our board of directors and our chief strategy officer from December 2006 until November 2008 and chief executive officer from 2004 until December 2006. Dr. Lu was also the director of the Guangdong Digital Media Research Institute from 2005 until 2007. Dr. Lu worked on the development of CA systems at Tsinghua Tongfang from 1999 to August 2001. He was deputy general manager of N-T Information Engineering from August 2001 until 2004, and has served on the board of N-T Information Engineering since 1998. Dr. Lu holds a bachelor’s degree in automation and a doctorate degree in signal processing from Tsinghua University.

James Hsiang Ming HO has been a director of our company since November 2006. Mr. Ho is a vice president of Capital International, Inc., responsible for private equity in Asia. Prior to joining Capital International, Inc. in 1996, Mr. Ho was vice president of global equity investments at the Bank of America in Hong Kong. Mr. Ho has been a director of Pacific Textiles Holdings, Ltd. and Renhe Commercial Holdings Company Limited, both of which are Hong Kong-listed companies, since December 2004 and December 2007, respectively. Mr. Ho was a director of On*Media Corporation, a South Korea-listed company, from June 2000 to March 2007. He received a bachelor’s degree in economics from the National Taiwan University and an MBA from the Wharton School of Business at the University of Pennsylvania.

Louis T. HSIEH has been an independent director of our company since October 2007. Mr. Hsieh is the chief financial officer and a member of the board of directors of New Oriental Education & Technology Group (NYSE: EDU), or, New Oriental. He also serves as an independent director of LDK Solar (NYSE: LDK) and of Perfect World Co., Ltd. (NASDAQ: PWRD). From April 2004 until he joined New Oriental in 2005, Mr. Hsieh was the chief financial officer of ARIO Data Networks, Inc. in San Jose, California. Mr. Hsieh was a managing director for the private equity firm Darby Asia Investors (HK) Limited from 2002 to 2003. From 2000 to 2002, he was managing director and Asia-Pacific tech/media/telecoms head of UBS Capital Asia Pacific, the private equity division of UBS AG. From 1997 to 2000, Mr. Hsieh was a technology investment banker at JP Morgan in San Francisco, California, where he was a vice president, and Credit Suisse First Boston in Palo Alto, California, where he was an associate. From 1990 to 1996, Mr. Hsieh was a corporate and securities attorney at White & Case LLP in Los Angeles and is a member of the California bar. He holds a bachelor’s degree in engineering from Stanford University, an MBA from the Harvard Business School and a J.D. degree from the University of California at Berkeley.

Rui LU has been an independent director of our company since September 2008. Dr. Rui Lu currently is a Vice President of and a professor at the Communication University of China. Previously, Dr. Rui Lu spent over ten years as the director of the Engineering Research Center of TV Digitalization, an institution sponsored by the Ministry of Education of China. Active in a number of government-sponsored industry organizations, Dr. Rui Lu is also a member of the Mobile TV and Multimedia National Standard Expert Evaluation Commission and a member of the Committee of Science and Technology under the SARFT. Dr. Rui Lu was a recipient of the special government allowance in 2001. Dr. Lu received his doctorate degree in engineering from the National University of Defense Technology of China in 1991.

Gongquan WANG has been an independent director of our company since November 2007. Mr. Wang built and managed CDH Venture Partners from its inception in 2005. Prior to that, he was a general partner with IDG Technology Venture Investment, Inc. from 1999 to 2005, where he was responsible for overseeing the operational management of the portfolio companies of the firm’s various funds and also had an investment role. In 1991, he co-founded Vantone Industry Group, one of China’s leading real estate developers, which he managed from 1991 to 1995, serving in various capacities, including president, vice chairman of the board, honorary chairman of the board, and managing director. Mr. Wang is currently a director of Qihoo Technology Company Limited, CDG Holdings Limited, CDH Venture GP I Company Limited and CDH Venture GP II Company Limited, and was previously a director of China EDU, China Civilink, China Finance Online and 3721.com. Mr. Wang received a bachelor’s degree from Jilin University.

Songzuo XIANG has been an independent director of our company since September 2008. Dr. Xiang is the editor-in-chief of the Global Business & Finance magazine, a Chinese business publication sponsored by the Development Research Center of the State Council. Dr. Xiang is currently a director and the chief executive officer of Hurray! Solutions Ltd. and a director of AirMedia Group Inc., both of which are listed on the Nasdaq Global Market. Dr. Xiang was also the chairman of Hurray! Solutions Ltd. from 2000 to 2003. From 1995 to 1998, Dr. Xiang was deputy director of the Fund Planning Department at the Shenzhen branch office of the People’s Bank of China. Dr. Xiang holds a master’s degree in international affairs from Columbia University, a doctorate degree and a master’s degree in economics from Renmin University of China and a bachelor’s degree in mechanical engineering from Huazhong University of Science and Technology.

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

Dong LI has served as our president since March 2009 and as the chief marketing officer of our company since our establishment in 2004. From 2001 to 2004, he was the assistant to the general manager and chief marketing officer of N-T Information Engineering. He previously worked at China Technology Import and Export Corp. Mr. Li holds a bachelor’s degree in materials science and technology from Tsinghua University.

Jian HAN has served as the chief technology officer of our company since our establishment. From 2001 until joining our company, Dr. Han was chief technology officer at N-T Information Engineering. From 2000 to 2001, he was the digital broadcasting center project manager working on the development of CA systems at the Tsinghua Novel-Tongfang Research and Development Center. From 1999 to 2000, he was an associate researcher at the Microsoft China Research Institute. Dr. Han holds a doctorate degree in engineering and dual bachelor’s degrees in automation and mechanical engineering from Tsinghua University.

Huiqing CHEN has served as the chief administrative officer of our company since our establishment in 2004, and is responsible for administrative affairs and human resources management. From 1998 until 2004, she was manager of the general manager’s office at N-T Information Engineering. Ms. Chen holds a master’s degree in biochemical engineering from Tsinghua University.

Mr. Andrew Y. Yan and Mr. Hua Guo, two former directors of our company, both resigned from our board of directors in September 2008. Dr. Rui Lu and Mr. Songzuo Xiang were appointed as our independent directors on September 17, 2008 and September 25, 2008, respectively. As a result, we have a majority of independent directors on our board of directors.

There is no family relationship among any of our directors or executive officers. There is no shareholding qualification for directors.

B.        Compensation of Directors and Senior Officers

Our executive officers receive compensation in the form of salaries, annual bonuses and share options. Some of our current and former non-executive directors and our independent directors, have received compensation in the form of share options. We do not provide any benefits to our non-executive directors upon retirement. In 2008, the aggregate cash compensation to our executive officers and directors was $0.9 million.

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

We reserved a total of 4,444,440 ordinary shares for issuance under the 2005 Plan, subject to any adjustments as contemplated by the plan. We granted stock options to purchase 2,971,942, 543,674, 620,212 and 53,280 ordinary shares pursuant to the 2005 Stock Incentive Plan on February 3, 2005, September 22, 2006, December 5, 2006 and October 5, 2008, respectively, of which options to purchase 261,314 ordinary shares were subsequently forfeited. Options to purchase 1,837,421 ordinary shares remained outstanding as of December 31, 2008 under the 2005 Plan.

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

With respect to the stock options that we granted on October 5, 2008, the vesting schedule is as follows: 25% vest on the first anniversary of the award date and the remaining 75% vest in 36 substantially equal monthly installments, beginning on the last day of the month following the month in which the first anniversary of the award date occurs. The exercise price is $0.543 per share.

2008 Stock Incentive Plan

The 2008 Plan was adopted by our board of directors and approved by our shareholders on September 13, 2007. Pursuant to the 2008 Plan, we may issue stock options, stock appreciation rights, stock bonuses, restricted stock and restricted stock units, performance stock, stock units, phantom stock, dividend equivalents or similar rights to purchase or acquire shares.

We reserved a total of 1,200,000 ordinary shares for issuance under the 2008 Plan, subject to any adjustments as contemplated by the plan. The plan also provides for an annual increase, beginning in 2009, in the number of ordinary shares that may be delivered pursuant to awards under the plan, amounting to 2% of our issued and outstanding shares as of the first business day of the relevant calendar year. The maximum number of shares subject to awards that may be granted during any single calendar year is such number as equals 2% of our issued and outstanding shares as of the first business day of that calendar year. We granted stock options to purchase 406,776 ordinary shares on October 5, 2008. Options to purchase 406,776 ordinary shares remained outstanding as of December 31, 2008 under the 2008 Plan.

With respect to the stock options that we granted on October 5, 2008, the vesting schedule is as follows: 25% vest on the first anniversary of the award date, and the remaining 75% vest in 36 substantially equal monthly installments, beginning on the last day of the month following the month in which the first anniversary of the award date occurs. The exercise price is $7.89 per share.

The 2005 and 2008 Plans

Our board of directors administers the 2005 and 2008 Plans and has wide discretion in determining who will receive awards, the type and timing of awards, the vesting schedule and other terms and conditions of the awards, including the exercise price of stock option grants. Generally, if an outstanding stock option grant made under the plans has not vested by the date of termination of the recipient’s employment with us, no further installments of the recipient’s grant will become exercisable following the date of termination of employment, and the recipient will have 30 days from such date to exercise any stock options that had already vested but not yet been exercised. If any ordinary shares subject to a restricted stock award remain subject to restrictions by the date of termination of employment, no additional ordinary shares will vest following the date of termination of employment.

Our board of directors may amend or terminate the 2005 Plan or the 2008 Plan at any time; provided, however, that our board of directors must seek the recipients’ approval with respect to any amendment or termination that would adversely affect the rights of such recipients under any award already made. Without further action by our board of directors, the 2005 Plan will terminate on February 2, 2015 and the 2008 Plan will terminate on September 12, 2017.

The following table sets forth information on stock options that have been granted and are outstanding as of April 30, 2009 pursuant to the 2005 Plan and the 2008 Plan:

	Number of Ordinary Shares Underlying Outstanding Options	Exercise Price per Ordinary Share	Date of Grant	Date of Expiration
Directors and Executive Officers
Andrew Y. YAN(1)	114,584	$0.543	February 3, 2005	June 10, 2009
Liang XU	105,333	$4.172	December 5, 2006	December 4, 2016
	42,880	$0.543	October 5, 2008	October 4, 2018
Dong LI	5,503	$0.543	February 3, 2005	February 2, 2015
	46,554	$7.890	October 5, 2008	October 4, 2018
Jian HAN	4,683	$0.543	February 3, 2005	February 2, 2015
	16,748	$7.890	October 5, 2008	October 4, 2018
Huiqing CHEN	3,240	$0.543	February 3, 2005	February 2, 2015
	15,228	$7.890	October 5, 2008	October 4, 2018

Other Grantees
Other grantees (comprising 66 individuals)	609,253	$0.543	February 3, 2005	February 2, 2015
Other grantees (comprising 53 individuals)	465,762	$1.771	September 22, 2006	September 21, 2016
Other grantees (comprising 22 individuals)	184,535	$4.172	December 5, 2006	December 4, 2016
Other grantees (comprising 61 individuals)	327,446	$7.890	October 5, 2008	October 4, 2018
Other grantees (comprising one individual)	10,400	$0.543	October 5, 2008	October 4, 2018
Total	1,952,149

(1) Andrew Y. Yan resigned as a director of our company on September 17, 2008.

In addition to the options granted pursuant to the 2005 Plan and the 2008 Plan, on May 15, 2007 we granted options to purchase 40,000 ordinary shares to Mr. Louis T. Hsieh, who became an independent director of our company upon the completion of our initial public offering, at an exercise price of $4.172 per share. All these options remained outstanding as of April 30, 2009.

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

Terms of Directors

Our Second Amended and Restated Memorandum and Articles of Association provide for three classes of directors, each with three-year terms. The term of the Class I directors, who are Dr. Zengxiang Lu and Mr. Jianhua Zhu, will expire upon the annual general meeting of shareholders to be held in 2011 after both of them were reelected as directors at the annual general meeting of shareholders held in 2008 upon which their initial term expired; the term of the Class II directors, who are Mr. James Hsiang Ming Ho and Mr. Louis T. Hsieh, will expire upon the annual general meeting of shareholders to be held in 2009; and the term of the Class III directors, who are Mr. Gongquan Wang, Dr. Rui Lu and Mr. Songzuo Xiang, will expire upon the annual general meeting of shareholders to be held in 2010.

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

Board Committees

To enhance our corporate governance, our board of directors established three board committees: an audit committee, a corporate governance and nominations committee and a compensation committee. The charters of each of our audit committee, corporate governance and nominations committee and compensation committee are publicly available on our website at http://ir.chinadtv.cn and are also available in print to any shareholder who requests any of them.

Audit Committee

Our audit committee will be responsible for, among other things:

•
recommending to our shareholders, if appropriate, the annual reappointment of our independent auditors and pre-approving all audit and non-audit services permitted to be performed by our independent auditors;

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

Our audit committee currently consists of Mr. Louis T. Hsieh, Mr. Gongquan Wang and Dr. Rui Lu, and has a formal written charter that sets forth its duties and powers.  Our board has determined that each of Mr. Louis T. Hsieh, Mr. Gongquan Wang and Dr. Rui Lu qualifies as an “independent” director under the rules of the U.S. Securities and Exchange Commission, or the SEC, and the NYSE.  Our board also has determined that Mr. Louis T. Hsieh qualifies as an audit committee financial expert within the meaning of the rules of the SEC.  Our audit committee meets at least once each quarter.

Corporate Governance and Nominations Committee

Our corporate governance and nominations committee consists of Mr. Louis T. Hsieh, Mr. Gongquan Wang and Dr. Rui Lu, and has a formal written charter that sets forth its duties and powers.  Our corporate governance and nominations committee is responsible for identifying individuals qualified to become members of our board of directors and recommending them to our board for nomination.  Our corporate governance and nominations committee is also responsible for implementing our Code of Business Conduct and Ethics.

Compensation Committee

Our compensation committee currently consists of Mr. Louis T. Hsieh, Mr. Gongquan Wang and Dr. Rui Lu, and has a formal written charter that sets forth its duties and powers.  Our compensation committee assists the board in reviewing and approving our compensation structure, including all forms of compensation relating to our directors and executive officers, and administering our stock incentive plans.

Corporate Governance Guidelines

Our board of directors has adopted a set of corporate governance guidelines. These guidelines reflect certain guiding principles with respect to the composition, selection and performance evaluation of our board of directors, the board committees, management succession and executive compensation. They are publicly available on our website at http://ir.chinadtv.cn and are also available in print to any shareholder who requests it.

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

The following table sets forth certain information with respect to the directors, officers and each of the persons known to us who own beneficially 5% or more of our ordinary shares as of April 30, 2009 unless otherwise indicated.  The number of ordinary shares outstanding in calculating the percentages for each listed person includes the ordinary shares underlying share options held by such person.  The percentage of beneficial ownership of each listed person is based on 57,489,318 ordinary shares outstanding (excluding the 602,636 ordinary shares that were issued and held for the Company’s account in preparation for exercise of share options by option holders under our employee stock incentive plans), as well as the ordinary shares underlying share options exercisable by such person within 60 days of April 30, 2009.

	Shares beneficially owned
	Number	Percent
Directors and Executive Officers
Jianhua ZHU (1)	3,390,734	5.9%
Zengxiang LU (2)	3,390,734	5.9%
James Hsiang Ming HO	—	—
Louis T. HSIEH (3)	*	*
Rui LU	—	—
Gongquan WANG	—	—
Songzuo XIANG	—	—
Liang XU(4)	*	*
Dong LI(5)	*	*
Jian HAN(6)	*	*
Huiqing CHEN(7)	*	*

Directors and executive officers as a group(8)	7,430,806	12.9%

Principal Shareholders
Yuk Shing WONG(9)	4,800,832	8.4%
China Capital(10)	12,002,080	20.9%
Capital Funds(11)	12,000,000	20.9%
SAIF(12)	11,833,335	20.6%

*	Upon exercise of all share options exercisable within 60 days of April 30, 2009, would beneficially own less than 1% of our ordinary shares.

(1)
Represents: (i) the 464,977 ordinary shares held by Smart Live Group Limited, which is wholly owned by Mr. Jianhua Zhu; (ii) 20% of the 12,002,080 ordinary shares held by China Capital; and (iii) the 525,341 ordinary shares held by China Cast.  Mr. Jianhua Zhu, together with Dr. Zengxiang Lu, exercises investment and voting powers over these shares held by China Cast.  Mr. Zhu owns 20% of the equity interest of China Capital.  He owns 50% of the equity interest of China Cast and disclaims beneficial ownership of those shares held by China Cast except to the extent of his pecuniary interest therein.

(2)
Represents: (i) the 464,977 ordinary shares held by Polar Light Group Limited, which is wholly owned by Dr. Zengxiang Lu; (ii) 20% of the 12,002,080 ordinary shares held by China Capital; and (iii) the 525,341 ordinary shares held by China Cast.  Dr. Zengxiang Lu, together with Mr. Jianhua Zhu, exercises investment and voting powers over these shares held by China Cast.  Dr. Lu owns 20% of the equity interest of China Capital.  He owns 50% of the equity interest of China Cast and disclaims beneficial ownership of those shares held by China Cast except to the extent of his pecuniary interest therein.

(3)	Represents the sum of ordinary shares issuable upon exercise of options held by Mr. Hsieh.

(4)	Represents the sum of ordinary shares owned by Mr. Xu and ordinary shares issuable upon exercise of options held by Mr. Xu.

(5)	Represents the sum of ordinary shares owned by Mr. Li and ordinary shares issuable upon exercise of options held by Mr. Li.

(6)	Represents the sum of ordinary shares owned by Mr. Han and ordinary shares issuable upon exercise of options held by Mr. Han.

(7)	Represents the sum of ordinary shares owned by Ms. Chen and ordinary shares issuable upon exercise of options held by Ms. Chen.

(8)
Represents 40% of the 12,002,080 ordinary shares held by China Capital (each of Mr. Jianghua Zhu and Dr. Zengxiang Lu owns 20% of the equity interest of China Capital), 100% of the 525,341 ordinary shares held by China Cast (Mr. Jianhua Zhu and Dr. Zengxiang Lu jointly exercise investment and voting powers over the shares held by China Cast), an aggregate of 1,090,141 ordinary shares held by Mr. Xu, Mr. Li, Mr. Han and Ms. Chen and an aggregate of 84,538 ordinary shares issuable upon exercise of options held by Mr. Hsieh, Mr. Xu, Mr. Li, Mr. Han and Ms. Chen.

(9)	Represents 40% of the 12,002,080 ordinary shares held by China Capital. Mr. Yuk Shing Wong owns 40% of the equity interest of China Capital.

(10)
The equity interests of China Capital are held as follows: 20% by Dr. Zengxiang Lu, 20% by Mr. Jianhua Zhu, 20% by Mr. Hua Guo and 40% by Mr. Yuk Shing Wong. Each of Dr. Lu, Mr. Zhu, Mr. Guo and Mr. Wong disclaims beneficial ownership of these shares held by China Capital except to the extent of his pecuniary interest therein.  China Capital is a BVI company and its address is: c/o Morgan & Morgan Trust Corporation Ltd., Pasea Estate, P.O. Box 3149, Road Town, Tortola, British Virgin Islands.

(11)
Includes 11,613,600 and 386,400 ordinary shares held by Capital International Private Equity Fund IV, L.P. and CGPE IV, L.P., respectively.  Each of Capital International Private Equity Fund IV, L.P. and CGPE IV, L.P. is a limited partnership established in the State of Delaware, United States.  The address of each of the Capital Funds is 6455 Irvine Center Drive, Irvine, California 92618, U.S.A.  The general partner of Capital International Private Equity Fund IV, L.P. is Capital International Investments IV, L.P.  The general partner of Capital International Investments IV, L.P. is Capital International Investments IV, LLC, which is also the general partner of CGPE IV, L.P.  Capital International Inc. is the investment manager of Capital International Private Equity Fund IV, L.P. as well as the managing member of Capital International Investments IV, LLC.  Capital International, Inc. is a wholly owned subsidiary of Capital Group International, Inc. and a wholly owned indirect subsidiary of The Capital Group Companies, Inc.

(12)
Represents the ordinary shares held by SAIF as of March 17, 2009 reported on the Amendment No. 2 of Schedule 13D, which was filed by SAIF with the SEC on March 17, 2009.  SAIF is a limited partnership organized in the Cayman Islands and has the following address: c/o Maples and Calder, Ugland House, P.O. Box 309, George Town, Grand Cayman, Cayman Islands.  SB Asia Pacific Partners L.P., or the GP, is the sole general partner of SAIF.  SB Asia Pacific Investments Limited, or SB Investments, is the sole general partner of the GP.  SB Asia Pacific Investments Limited is the sole shareholder of SB Investments.  Asia Infrastructure Investments Limited, or Asia Investments, is the sole shareholder of SB Investments.  Asia Investments is controlled, in respect of its authority over SB Investments, by SB First Singapore Pte. Ltd., or SB Singapore.  SOFTBANK Corporation is the sole shareholder of SB Singapore.  Mr. Ronald D. Fisher is the sole director of SB Investments.  As of February 2, 2009, SAIF beneficially owned 11,239,241 ordinary shares as reported on Amendment No. 1 of Schedule 13D, which was filed by SAIF with the SEC on February 4, 2009.  As of May 31, 2008, SAIF beneficially owned 9,496,932 ordinary shares, including those issued to SAIF upon conversion of 8,600,000 series A preferred shares it held upon the completion of our initial public offering in October 2007.

In January 2009, China Cast Investment Holdings Limited, or China Cast, which owned 3,309,000 ordinary shares of our company as of December 31, 2008, transferred 2,783,659 of our ordinary shares to certain employees of our company.  As a result, China Cast ceased to hold more than 5% of our ordinary shares.

Item 7.	Major Shareholders and Related Party Transactions

A.        Major Shareholders

Please refer to “Item 6. Directors, Senior Management and Employees—E. Share Ownership” in this annual report.

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

For information regarding our shares held or beneficially owned by persons in the United States, see “Item 9. The Offer and Listing—A. Offering and Listing Details—Market and Share Price Information” in this annual report.

B.        Related Party Transactions

Super TV and N-S Digital TV Arrangements

We operate our business in the PRC through N-S Digital TV, a PRC company owned by PRC citizens.  We do not own any equity interest in N-S Digital TV.  Through Super TV, our indirectly wholly owned subsidiary in the PRC, we have entered into a series of contractual arrangements with N-S Digital TV and its shareholders, including contracts relating to transfer of assets, supply of smart cards and related software products, provision of equipment and technical support and related services, technology development and licenses, and certain shareholder rights and corporate governance matters.  In addition, N-S Digital TV and N-T Information Engineering have entered into certain agreements relating to transfer of assets, assignment of intellectual property rights and equity interests.

The following is a summary of the material provisions of these agreements.  For more complete information you should read these agreements in their entirety.

Transfer of Assets and Equity Interests and Intellectual Property Rights

•
Asset Transfer Agreement, dated June 7, 2004, between N-S Digital TV and N-T Information Engineering.  N-T Information Engineering transferred to N-S Digital TV assets and employees related to its smart card and digital television systems integration businesses (including assets and employees related to the design and delivery of systems integration products and services, software applications for CA systems, customer training and post-sale services) for an aggregate consideration of RMB10.6 million ($1.3 million).  N-T Information Engineering covenanted not to engage in any business activities in the PRC or outside of the PRC that are directly or indirectly in competition with the business transferred to N-S Digital TV under this agreement.

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

In addition, N-S Digital TV entered into an equity purchase entrustment agreement, dated April 1, 2005, with N-T Information Engineering to engage the latter to purchase an additional 25% equity interest in Zhongshi from a third party for N-S Digital TV’s benefits.  This proposed transaction was abandoned subsequently and the total purchase consideration of RMB16.1 million ($2.0 million) paid through N-T Information Engineering was refunded to N-S Digital TV in 2006.

•
Equity Transfer Agreement, dated August 4, 2006, between N-T Information Engineering and N-S Digital TV.  N-T Information Engineering agreed to transfer to N-S Digital TV its 51% equity interest in Guokai for a consideration of RMB2.4 million ($0.3 million), which was subsequently reduced to RMB2.3 million ($0.3 million) by an agreement among N-S Digital TV, N-T Information Engineering and the other shareholder of Guokai.  This transaction was approved by the relevant PRC governmental authorities and completed on July 27, 2007.

•
Asset Transfer Agreement, dated August 5, 2006, between N-T Information Engineering and N-S Digital TV, as amended on April 6, 2007.  N-T Information Engineering transferred its set-top box-related assets and employees to N-S Digital TV for an initial purchase price of RMB29.4 million ($3.8 million).  The initial purchase price is subject to an adjustment mechanism that will require N-T Information Engineering to refund to N-S Digital TV: (i) the difference between the initial purchase price and the first adjustment price, defined as ten times the total sales receipts during the period from August 1, 2006 through December 31, 2006 with respect to the transferred set-top box business, if such difference is a positive number; and (ii) the difference between the initial purchase price and the second adjustment price, defined as six times the net profit of the transferred set-top box business for the year ending December 31, 2007, if the initial purchase price is greater than the second adjustment price.  The net profit of the transferred set-top box business for the year ending December 31, 2007 is required to be reviewed by a “big-four” accounting firm.  As an adjustment to the initial purchase price, N-T Information Engineering refunded $1.5 million to N-S Digital TV in April 2007.  In November 2007, N-S Digital TV waived the remaining amount that may be payable by N-T Information Engineering to Super TV under the adjustment mechanism.  N-T Information Engineering covenanted not to engage in any business activities in the PRC or outside of the PRC that directly or indirectly are in competition with the business transferred to N-S Digital TV under this agreement.

•
Fixed-assets Transfer Agreement, dated March 28, 2007, between N-S Digital TV and Super TV.  Super TV sold to N-S Digital TV certain fixed assets relating to its digital television business for a cash consideration of RMB0.8 million ($0.1 million).

•
Trademark Licensing Agreement entered into between N-T Information Engineering and N-S Digital TV in March 2007 and Transfer of a Graphic Logo by N-T Information Engineering to N-S Digital TV in December 2008.  N-T Information Engineering granted N-S Digital TV a non-exclusive license to use certain trademarks free of charge. In December 2008, N-T Information Engineering transferred to Super TV, free of charge, the trademark for the graphic logo that was previously licensed to N-S Digital TV under this agreement. For details of this licensing agreement and the transfer of the trademark for the graphic logo, see “Item 4. Information on the Company—B. Business Overview—Intellectual Property.”

•
Intellectual Property Rights Transfer Agreement, dated August 13, 2008, between N-T Information Engineering and Super TV. N-T Information Engineering transferred all of its intellectual property rights relating to the digital watermarking and image tracing technologies to Super TV, including one patent issued and five pending patent applications in the PRC. The transfer price is RMB21.2 million ($3.1 million), which was fully paid by Super TV in September 2008. See “Item 4. Information on the Company—B. Business Overview—Intellectual Property”. A portion of the transfer price under this agreement in the amount of RMB8.8 million ($1.3 million) was attributable to the acquisition of the intellectual property rights relating to the digital watermarking and image tracing technologies and the remainder was reallocated to the acquisition of N-T Information Engineering’s equity interest in N-S Digital TV by two of our employees.

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

•
Technical Support and Related Services Agreement, dated June 7, 2004, between N-S Digital TV and Super TV.  Super TV exclusively provides N-S Digital TV and/or its customers with technical support, technical training, personnel services relating to N-S Digital TV’s marketing activities and services relating to the maintenance and optimization for the products and software of N-S Digital TV’s customers at N-S Digital TV’s request.  The fees for such technical support and services are determined by agreement of the parties on an arm’s-length basis based on the nature and quality of individual technical support and services provided and payable within five days after the delivery of the support and services or at any other time agreed to by the parties.  The value of the transactions between N-S Digital TV and Super TV under this agreement was RMB7.5 million ($1.1 million) in 2008.  The term of this agreement is 15 years, which may be renewed by the parties one month before this agreement expires without any significant change to the terms and conditions of the original agreement.

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

The initial set percentage was 80%, subject to adjustments based on the level of technical sophistication and difficulty of particular development tasks, as determined on an arm’s-length basis.  In 2008, N-S Digital TV paid nil to Super TV under this agreement.  The term of the agreement is ten years.

•
Products and Software Purchase Agreement, dated June 7, 2004, between N-S Digital TV and Super TV.  N-S Digital TV exclusively purchased from Super TV all the smart cards and related software products required for its CA systems.  The purchase price was RMB65 ($9.5) for each smart card (including related software) and may be adjusted by agreement between the parties on an arm’s-length basis annually. The term of the agreement is 15 years. N-S Digital TV subsequently obtained Super TV’s consent to produce by itself or purchase from a third party smart cards beginning March 2006. The aggregate value of transactions between N-S Digital TV and Super TV under this agreement was RMB312.2 million ($45.8 million) in 2008.

•
Framework Agreement for Purchase of Computer Chips, dated December 12, 2008, between N-S Digital TV and Super TV. Pursuant to this agreement, N-S Digital TV will purchase computer chips from Super TV, which in turn will source such computer chips from suppliers such as STM and Infineon. The term of this agreement is indefinite and is terminable by agreement between the parties. N-S Digital TV intends to purchase substantially all computer chips it needs through Super TV.

Shareholder Rights and Corporate Governance

Option to Purchase Ownership Interest

An equity transfer option agreement was entered into among Super TV, N-T Information Engineering and Ms. Li Yang on June 7, 2004, as amended by a supplemental agreement, dated September 1, 2005, among Super TV, N-T Information Engineering, Ms. Li Yang and N-S Digital TV, and further amended by a second supplemental agreement, dated August 18, 2007, among Super TV, N-T Information Engineering, Ms. Li Yang, N-S Digital TV and Ms. Wei Gao, a third supplemental agreement, dated June 20, 2008, among Super TV, N-S Digital TV, N-T Information Engineering, Ms. Wei Gao and Mr. Junming Wu, and a fourth supplemental agreement, dated November 24, 2008, among Super TV, N-S Digital TV, N-T Information Engineering, Mr. Junming Wu, Mr. Lei Zhang and Mr. Shizhou Shen, referred to collectively as the Transfer Option Agreement.  Pursuant to the Transfer Option Agreement, Mr. Junming Wu, Mr. Lei Zhang and Mr. Shizhou Shen, being all the shareholders of N-S Digital TV, jointly grant Super TV an exclusive and irrevocable option to purchase all of their equity interests in N-S Digital TV at any time that Super TV deems fit.  Super TV may purchase such equity interests by itself or designate another party to purchase such equity interests.  The total consideration for the granting of the option was RMB10 ($1.5).  The exercise price of the option will be determined among the parties at the time of the exercise, subject to the requirements of the PRC law or approval authorities with respect to the minimum purchase price and the basis for the determination of the purchase price.  Following any exercise of the option, the parties will enter into a definitive equity interest transfer agreement within two days, or any period agreed to among the parties, after a written notice of exercise is delivered.

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

Under the Transfer Option Agreement, Mr. Junming Wu, Mr. Lei Zhang and Mr. Shizhou Shen undertake not to do any of the following without Super TV’s consent, at all times before Super TV acquires 100% of the equity interests in N-S Digital TV: (i) transfer or pledge to any third party their equity interests in N-S Digital TV; (ii) cause N-T Information Engineering and N-S Digital TV to issue new shares or engage in any transactions that will result in changes to their existing shareholding structures or transfer to any third party N-T Information Engineering’s or N-S Digital TV’s equity interests in their respective associated companies; (iii) receive any dividends, loan interest or other benefits from N-S Digital TV; or (iv) make any material adjustment or change to N-S Digital TV’s business and operations.

Voting, Financial Support and Other Arrangements

A business operating agreement, dated September 1, 2005, was entered into among Super TV, N-T Information Engineering, Ms. Li Yang and N-S Digital TV, as amended by a supplemental agreement, dated August 18, 2007, among Super TV, N-S Information Engineering, Ms. Li Yang, N-S Digital TV and Ms. Wei Gao, and further amended by a second supplemental agreement, dated June 20, 2008, among Super TV, N-S Digital TV, N-T Information Engineering, Ms. Wei Gao and Mr. Junming, and a third supplemental agreement, dated November 24, 2008, among Super TV, N-S Digital TV, N-T Information Engineering, Mr. Junming Wu, Mr. Lei Zhang and Mr. Shizhou Shen, referred to collectively as the Business Operating Agreement.  Pursuant to the Business Operating Agreement, N-S Digital TV and its shareholders agreed to (i) accept the policies and guidelines furnished by Super TV from time to time with respect to the hiring and dismissal of employees, operational management and financial system of N-S Digital TV; (ii) appoint the candidates recommended by Super TV as directors of N-S Digital TV and appoint the senior management personnel of Super TV as the general manager, chief financial officer and other senior officers of N-S Digital TV based on Super TV’s recommendations; and (iii) seek a guarantee from Super TV first when any guarantee is required to secure performance by N-S Digital TV of any contract or working capital loans borrowed by N-S Digital TV.  To date, N-S Digital TV has not sought any such guarantee from Super TV.  In addition, Super TV has agreed with N-S Digital TV to serve as a guarantor of N-S Digital TV with respect to contracts or transactions entered into between N-S Digital TV and third parties in respect of N-S Digital TV’s business operations.  However, as of the date of this annual report, N-S Digital TV has not asked Super TV to provide, and Super TV has not provided, any such guarantee in favor of a third party.

Mr. Junming Wu executed a power of attorney, dated June 20, 2008, to appoint Mr. Jianhua Zhu as an attorney-in-fact to exercise all its voting rights as a shareholder of N-S Digital TV. The authorization granted under the relevant power of attorney will terminate upon Mr. Jianhua Zhu ceasing to be a director of Super TV.  The term of this power of attorney is 10 years, subject to earlier termination in the event of the termination of the business operating agreement among Super TV, N-S Digital TV, N-T Information Engineering and Mr. Junming Wu. Mr. Lei Zhang and Mr. Shizhou Shen each executed a power of attorney, dated November 24, 2008, to appoint Super TV or a third party designated by Super TV as an attorney-in-fact to exercise all their voting rights as a shareholder of N-S Digital TV.  The term of the power of attorney executed by Mr. Lei Zhang or Mr. Shizhou Shen is 10 years, subject to earlier termination in the event of the termination of the loan agreement between Super TV and Mr. Lei Zhang or the loan agreement between Super TV and Mr. Shizhou Shen, as the case may be.

Share Pledge Agreements

N-T Information Engineering and Super TV entered into a share pledge agreement, dated September 1, 2005, pursuant to which N-T Information Engineering had pledged all of its equity interests in N-S Digital TV to Super TV to secure the payment obligations of N-S Digital TV under certain contractual arrangements between N-S Digital TV and Super TV.  This agreement was terminated on November 24, 2008, following the transfer by N-T Information Engineering of all of its equity interests in N-S Digital TV to Mr. Lei Zhang and Mr. Shizhou Shen.  On November 24, 2008, Mr. Lei Zhang and Mr. Shizhou Shen each entered into a share pledge agreement with Super TV, pursuant to which Mr. Lei Zhang and Mr. Shizhou Shen have pledged all of their respective equity interests in N-S Digital TV to Super TV to secure their respective payment obligations under their respective loan agreements with Super TV, each dated November 24, 2008.  Under such share pledge agreements, Mr. Lei Zhang and Mr. Shizhou Shen have agreed not to transfer their equity interests in N-S Digital TV or create, or allow the creation of, any pledge on their respective equity interests in N-S Digital TV that may affect Super TV’s interests without Super TV’s consent.  Pursuant to such agreements, Super TV is entitled to receive the dividends on the pledged equity interests during the term of the pledges.

Pursuant to the share pledge agreement, dated September 1, 2005, between Super TV and Ms. Li Yang, as amended by a supplemental agreement, dated August 18, 2007, between Super TV, Ms. Li Yang and Ms. Wei Gao, and further amended by a second supplemental agreement, dated June 20, 2008, among Super TV, Ms. Wei Gao and Mr. Junming Wu, Mr. Junming Wu has pledged all of his equity interests in N-S Digital TV to Super TV to secure the payment obligations of N-S Digital TV under certain contractual arrangements between N-S Digital TV and Super TV.  Under such share pledge agreements, Mr. Junming Wu has agreed not to transfer their equity interests in N-S Digital TV or create, or allow the creation of, any pledge on their respective equity interests in N-S Digital TV that may affect Super TV’s interests without Super TV’s consent.  Pursuant to such agreements, Super TV is entitled to receive the dividends on the pledged equity interests during the term of the pledge.

Loan to N-T Information Engineering

Pursuant to a loan agreement, dated April 4, 2007, between Super TV and N-T Information Engineering and a related entrusted loan agreement, dated April 12, 2007, among Super TV, N-T Information Engineering and the Bank of Beijing Shangdi Branch, Super TV, through the Bank of Beijing Shangdi Branch, provided a loan in the principal amount of RMB11.2 million ($1.5 million) to N-T Information Engineering to complete the plan that a portion of N-T Information Engineering’s capital contribution to N-S Digital TV be financed by Super TV to facilitate the establishment of N-S Digital TV as our vehicle to engage in the CA systems-related business in the PRC.  N-T Information Engineering repaid in full the loan to Super TV in December 2008.

Loans to Mr. Lei Zhang and Mr. Shizhou Shen

Pursuant to two loan agreements, each dated November 24, 2008, between Super TV and each of  Mr. Lei Zhang and Mr. Shizhou Shen, respectively, Super TV provided a loan in the principal amount of RMB6.2 million ($0.9 million) to each of Mr. Lei Zhang and Mr. Shizhou Shen.  The term of each loan is 10 years, renewable upon consent by the parties, and the interest rate of each loan is nil.  Super TV provided such loans to Mr. Lei Zhang and Mr. Shizhou Shen to fund their acquisitions of N-T Information Engineering’s equity interests in N-S Digital TV.

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

Interest Payment Agreement

Pursuant to an agreement, dated November 30, 2006, between Super TV and N-S Digital TV, N-S Digital TV agreed to pay interest at a rate equal to commercial banks’ lending rate for one-year loans on the payments payable by N-S Digital TV to Super TV for the purchases of products from Super TV.  Interest payable will start to accrue from the first day of the month following the confirmation of the corresponding sales until the actual payment.  No interest was accrued as of December 31, 2008 under this agreement.

Equity Transfer Agreement (Super TV)

Pursuant to an agreement for equity transfer of Super TV, dated December 2007, between CDTV BVI and Golden Benefit, CDTV BVI agreed to transfer to Golden Benefit its 100% equity interest in Super TV for a consideration of $4.5 million in cash.  As a result of this transaction, Golden Benefit directly holds 100% equity interest in Super TV.

Equity Transfer Agreement (N-S Media Investment)

Pursuant to an agreement for equity transfer of N-S Media Investment, dated October 5, 2008, between Super TV and N-S Digital TV, Super TV agreed to transfer to N-S Digital TV its 100% equity interest in N-S Media Investment for a consideration of RMB50 million ($7.3 million) in cash.  As a result of this transaction, N-S Digital TV directly holds 100% equity interest in N-S Media Investment.

C.        Interests of Experts and Counsel

Not Applicable.

Item 8.	Financial Information

A.        Consolidated Statements and Other Financial Information

Consolidated Statements

See “Item 18. Financial Statements.”

Legal Proceedings

We are not currently a party to any material legal proceeding and, to our knowledge, there are no material legal proceedings threatened against us.  From time to time, we may be subject to various claims and legal actions arising in the ordinary course of business.

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

In December 2008, in the belief that a special dividend is an efficient use of our cash to maximize shareholder value, our board of directors determined to declare and pay a special cash dividend of $1.00 per ordinary share of the company. This special dividend in the amount of $57.2 million was fully paid by the end of February 2009.

Our board of directors has the discretion to determine the payment of any dividends. As a matter of company policy, our board of directors will consider declaring and paying dividends at least once every two years following the declaration of the special dividend in 2008, for a given period, subject to the board of directors’ determination that (i) we have sufficient profit attributable to shareholders for such period and (ii) our funding requirements can be fully satisfied if a proposed dividend is declared and paid. In addition, our board of directors will review and decide whether to revise our dividend policy, from time to time, in light of our future operations and earnings, capital requirements and surplus, financial condition, contractual restrictions, general business conditions and other factors as the board of directors may deem relevant. We expect any such dividends that our board of directors may declare in the future to be paid with funds from sources other than our earnings because we currently intend to retain all available and any future earnings for use in the operation and expansion of our business, and do not anticipate paying any cash dividends on our ordinary shares, or indirectly on our ADSs, from such earnings, for the foreseeable future.

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

B.        Significant Changes

There have been no significant changes since December 31, 2008, the date of the annual financial statements in this annual report.

Item 9.	The Offer and Listing

A.        Offering and Listing Details

Market and Share Price Information

Our ADSs, each representing one ordinary share, have been listed on the NYSE since October 5, 2007.  Our ADSs trade under the symbol “STV.” The NYSE is the principal trading market for our ADSs, which are not listed on any other exchanges in or outside the United States.

The high and low closing prices of our ADSs on the NYSE since listing are as follows:

	Price per ADS (US$)
	High	Low
Yearly:
2008	27.55	4.25
Quarterly:
Fourth Quarter, 2007(1)	51.08	25.6
First Quarter, 2008	27.55	15.6
Second Quarter, 2008	20.57	13.91
Third Quarter, 2008	13.79	7.42
Fourth Quarter, 2008	8.55	4.25
Monthly
November 2008	6.82	4.66
December 2008	8.38	4.25
January 2009	8.69	5.85
February 2009	6.76	6.06
March 2009	7.81	6.22
April 2009	8.70	6.28
May 2009 (through May 18)	11.31	7.93

(1)	Our ADSs commenced trading on the NYSE on October 5, 2007.

As of April 30, 2009, a total of 19,740,313 ADSs were outstanding, excluding the 602,636 ADSs that were held for our account in preparation for exercise of share options by option holders under our employee stock incentive plans.  As of April 30, 2009, 19,740,313 ordinary shares were registered in the name of Deutsche Bank Trust Company Americas, the depositary under the deposit agreement, excluding 602,636 ordinary shares that were issued and held for our account in preparation for exercise of share options by option holders under our employee stock incentive plans.

B.        Plan of Distribution

Not Applicable.

C.        Markets

Our ADSs, each representing one ordinary share, have been listed on the NYSE since October 5, 2007 under the symbol “STV.”

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

The undertaking for us is for a period of 20 years from May 1, 2007.

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

Taxation of Dividends

Under the United States federal income tax laws, and subject to PFIC rules discussed below, the gross amount of any dividend we pay out of our current or accumulated earnings and profits (as determined for United States federal income tax purposes) is subject to United States federal income taxation.  If you are a non-corporate U.S. holder, including an individual, dividends paid to you in taxable years beginning before January 1, 2011 that constitute qualified dividend income will be taxable to you at a maximum tax rate of 15% provided that you hold the ADSs for more than 60 days during the 121-day period beginning 60 days before the ex-dividend date and meet other holding period requirements.  Dividends we pay with respect to the ADSs generally will be qualified dividend income provided that, in the year that you receive the dividend, the ADSs are readily tradable on an established securities market in the United States.  The NYSE would likely qualify as an established securities market in the United States.

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

Dividends will be income from sources outside the United States, and, depending on your circumstances, will be either “passive” or “general” category income for purposes of computing the foreign tax credit allowable to you.

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

G.        Statement by Experts

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

I.        Subsidiary Information

Not Applicable.

Item 11.       Quantitative and Qualitative Disclosures About Market Risks

Interest Rate Risk

As of December 31, 2008, we had no short-term or long-term borrowings.  If we borrow money in future periods, we may be exposed to interest rate risk.  Our exposure to market risk for changes in interest rates relates primarily to the interest income generated by our cash deposits with our banks and short-term investments.  We have not used any derivative financial instruments in our investment portfolio.  Interest earnings instruments carry a degree of interest rate risk.  We have not been exposed, nor do we anticipate being exposed to material risks due to changes in interest rates.  However, our future interest income may fall short of expectations due to changes in interest rates.

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

Fluctuations in exchange rates may affect our costs, profit margins and net income.  For example, in 2008, substantially all of our revenues were denominated in Renminbi and 44.8% of our cost of revenues was denominated in U.S. dollars.  In 2008, fluctuations in the exchange rates between the Renminbi and U.S. dollar and other foreign currencies resulted in a decrease in our net income of approximately $269,853.

Fluctuations in exchange rates may also affect our balance sheet.  For example, to the extent that we need to convert U.S. dollars received in our initial public offering into the Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount that we receive from the conversion.  Conversely, if we decide to convert our Renminbi into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs or for other business purposes, appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amount available to us.  Considering the amount of our cash and cash equivalents as of December 31, 2008, a 1.0% appreciation of the Renminbi against the U.S. dollar will result in an estimated increase of approximately $989,557 in our total amount of cash and cash equivalents, and a 1.0% appreciation of the U.S. dollar against the Renminbi will result in a decrease of approximately $969,962 in our total amount of cash and cash equivalents.

Also see “Item 3. Key Information—D. Risk Factors—Risks Relating to the People’s Public of China—Fluctuations in exchange rates could result in foreign exchange currency losses.”

We have not used any forward contracts or currency borrowings to hedge our exposure to foreign currency exchange risk and do not currently intend to do so.

Inflation

In recent years, the PRC has not experienced significant inflation, and thus inflation has not had a material impact on our results of operations.  According to the National Bureau of Statistics of China, the change in Consumer Price Index in the PRC was 1.5%, 4.8% and 5.9% in 2006, 2007 and 2008, respectively.

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

Use of Proceeds

The following use of proceeds information relates to our registration statement on Form F-1 (File No. 333-146072) filed by us in connection with our initial public offering.  The registration statement became effective on October 4, 2007.

The net proceeds from our initial public offering to us, after deduction of fees and expenses, were approximately $202.2 million.  As of April 30, 2009, we spent an aggregate of $3.1 million to purchase the digital watermarking and image tracing technologies from N-T Information Engineering and the equity interest in N-S Digital TV from N-T Information Engineering, $16.3 million on our share repurchase plan and related transaction cost, $57.3 million on payment of a special cash dividend declared in December 2008 and related transaction cost, and $23.5 million on general corporate purposes.

We used the offering proceeds for our share repurchase plan in 2008.  As a consequence, a portion of the offering proceeds might be used, through share repurchase plan, as direct or indirect payment to our directors, officers, or their associates, to persons owning 10% or more of any class of our equity securities, and to our affiliates, since the ordinary shares beneficially owned by such persons might be purchased by us in the open market as part of our repurchase plan.

We also used the offering proceeds for payment of the special cash dividend we declared in December 2008 to those holders of our ordinary shares whose names appear on the register of members of our company on January 8, 2009.  As a consequence, a portion of the offering proceeds were used, through the dividend payment, as direct or indirect payments to our directors, officers, or their associates, to persons owning 10% or more of any class of our equity securities, and to our affiliates, who beneficially owned our ordinary shares on January 8, 2009.

We are continuously examining opportunities to expand our business through merger and acquisitions, organic growth and strategic alliance with our business partners, and anticipate that the remaining amount of the net proceeds from our initial public offering may be used for such purposes.

Item 15.       Controls and Procedures

Disclosure Controls and Procedures

 Our management, with the participation of our chief executive officer and chief financial officer, has evaluated the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934) as of the end of the period covered by this annual report.  Based on this evaluation, our chief executive officer and chief financial officer have concluded that, as of the end of the fiscal year covered by this annual report, our disclosure controls and procedures were designed, and were effective, to give reasonable assurance that the information required to be disclosed by us in reports that we file under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and were also effective to ensure that information required to be disclosed in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.

Management’s Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934, as amended, for our company.  Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements in accordance with generally accepted accounting principles, and includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of a company’s assets, (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with generally accepted accounting principles, and that a company’s receipts and expenditures are being made only in accordance with authorizations of a company’s management and directors, and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of a company’s assets that could have a material effect on the consolidated financial statements.

Because of its inherent limitations, a system of internal control over financial reporting can provide only reasonable assurance with respect to consolidated financial statement preparation and presentation, and may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate.

As required by Section 404 of the Sarbanes-Oxley Act and related rules as promulgated by the SEC, our management, with the participation of our chief executive officer and chief financial officer, assessed the effectiveness of the internal control over financial reporting as of December 31, 2008 using criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Based on this evaluation, our management has concluded that the internal control over financial reporting was effective as of December 31, 2008 based on the criteria established in Internal Control–Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

The effectiveness of our internal control over financial reporting as of December 31, 2008 has been audited by Deloitte Touche Tohmatsu CPA Ltd., an independent registered public accounting firm, as stated in their report which is included herein.

Attestation Report of the Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of China Digital TV Holding Co., Ltd.

We have audited the internal control over financial reporting of China Digital TV Holding Co., Ltd. (the “Company”), its subsidiaries, its variable interest entity (the “VIE”) and the VIE’s subsidiaries (collectively, the “Group”) as of December 31, 2008, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Group’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed by, or under the supervision of, the company’s principal executive and principal financial officers, or persons performing similar functions, and effected by the company’s board of director, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Group maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2008 of the Group and our report dated May 19, 2009 expressed an unqualified opinion on those consolidated financial statements.

/s/ Deloitte Touche Tohmatsu CPA Ltd.

Beijing, The People’s Republic of China

May 19, 2009

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

Item 16A.    Audit Committee Financial Expert

Upon the completion of our initial public offering, Mr. Louis T. Hsieh has become a member of the Audit Committee.  Our board determined that Mr. Hsieh, who is one of our independent directors under the applicable rules of the SEC and the NYSE, is an audit committee financial expert within the meaning of the rules of the SEC. See “Item 6. Directors, Senior Management and Employees.”

Item 16B.    Code of Ethics

We have adopted a Code of Business Conduct and Ethics that applies to all our directors, officers and employees, including our chief executive officer, chief financial officer and financial controller.  We have filed the Code of Business Conduct and Ethics as an exhibit to our registration statement on Form F-1 (No. 333-146072) and have posted the text of such codes on our Internet website at http://ir.chinadtv.cn. Our Code of Business Conduct and Ethics is also available in print to any shareholder who requests it.

Item 16C.    Principal Accountant Fees and Services

Deloitte Touche Tohmatsu CPA Ltd. has served as our independent registered public accounting firm for each of the fiscal years ending on December 31, 2006, December 31, 2007, and December 31, 2008, for which audited financial statements appear in this annual report on Form 20-F.  The auditor is appointed by our board of directors and will hold office until our board of directors appoint another auditor.

Audit Fees

The aggregate fees billed in each of 2008, 2007 and 2006 for professional services rendered by our principal accountant for the audit of our annual financial statements or services that are normally provided by the accountant in connection with statutory or regulatory filings or engagements were $1.1 million, $1.3 million and $0.3 million, respectively.

Audit-Related Fees

The aggregate fees billed in each of 2008, 2007 and 2006 for assurance and related services rendered by our principal accountant that are reasonably related to the performance of the audit or review of our financial statements and are not reported under the caption “Audit Fees” above were $0.1 million, $0.1 million and nil, respectively.

Tax Fees

The aggregate fees billed in each of 2008, 2007 and 2006 for professional services relating to tax compliance, tax advice and tax planning rendered by our principal accountant were $0.1 million, $0.1 million and $0.1 million, respectively.

All Other Fees

The aggregate fees billed in each of 2008, 2007 and 2006 for products and services provided by our principal accountant, other than the services reported above under the captions “Audit Fees,” “Audit-Related Fees” and “Tax Fees,” were nil, nil and nil, respectively.

Audit Committee’s Pre-approval Policies and Procedures

The Audit Committee of our board of directors is directly responsible for the appointment, compensation, retention and oversight of the work of the independent auditors.  Pursuant to the Audit Committee Charter adopted by the board of directors on September 13, 2007, the committee has the authority and responsibility to appoint, retain and terminate our independent auditors (subject, if applicable, to shareholder approval), and has sole authority to approve all audit engagement fees and terms.  The Audit Committee has the power to preapprove, or to adopt appropriate procedures to preapprove, all audit and non-audit services to be provided by the independent auditors, and to consider whether the outside auditor’s provision of non-audit services to us is compatible with maintaining the independence of the outside auditors.  The Audit Committee may, in its discretion, delegate to one or more of its members the authority to preapprove any audit or non-audit services to be performed by the independent auditors, provided that such approvals are presented to the Audit Committee at its next scheduled meeting.

Item 16D.    Exemptions from the Listing Standards for Audit Committees

Not Applicable.

Item 16E.     Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Period	Total Number of ADSs Purchased (1)	Average Price Paid Per ADS	ADSs Purchased as Part of Publicly Announced Plans or Programs(1)	Approximate Dollar Value of ADSs that May Yet Be Purchased Under the Programs
September 15 through September 30, 2008(2)	344,667	$8.19	344,667	$ 37.2 million
October 1 through October 31, 2008	1,141,943	7.32	1,141,943	28.8 million
November 1 through November 21, 2008	820,956	5.90	820,956	$ 24.0 million
Total	2,307,566	$6.94	2,307,566

(1)
On September 17, 2008, we announced a share repurchase program, pursuant to which we were authorized by the board of directors to repurchase up to $40 million worth of our outstanding ADSs from time to time until November 21, 2008.

(2)	Our ADS to ordinary share ratio is one ADS for one ordinary share.

Item 16F.     Change in Registrant’s Certifying Accountant

Not applicable.

Item 16G.    Corporate Governance

As our ADSs are registered with the SEC and are listed on the NYSE, we are subject to corporate governance requirements imposed by both the SEC and the NYSE.

We are incorporated in the Cayman Islands. Under Section 303A of the NYSE Listed Company Manual, NYSE-listed non-U.S. companies may, in general, follow their home country corporate governance practices in lieu of some of the NYSE corporate governance requirements. A NYSE-listed non-U.S. company is required to provide a general summary of the significant differences to its U.S. investors either on the company website or its annual report distributed to its U.S. investors.

We are committed to a high standard of corporate governance and endeavor to comply with most of the NYSE corporate governance practices.  We believe that there are no significant differences with our corporate governance policies as compared to what the NYSE requires of domestic listed companies.

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

4.6*	Trademark Licensing Agreement entered into in March 2007 between Beijing Novel-Tongfang Information Engineering Co., Ltd. and Beijing Novel-Tongfang Digital TV Technology Co., Ltd.

4.7*	Equipment Leasing Agreement, dated June 7, 2004, between Beijing Novel-Tongfang Digital TV Technology Co., Ltd. and Beijing Super TV Co., Ltd.

4.8*	Technical Support and Related Service Agreement, dated June 7, 2004, between Beijing Novel-Tongfang Digital TV Technology Co., Ltd. and Beijing Super TV Co., Ltd.

4.9*	Technology License Agreement, dated June 7, 2004, between Beijing Novel-Tongfang Digital TV Technology Co., Ltd. and Beijing Super TV Co., Ltd.

4.10*	Technology Development Agreement, dated June 7, 2004, between Beijing Novel-Tongfang Digital TV Technology Co., Ltd. and Beijing Super TV Co., Ltd.

4.11*	Products and Software Purchase Agreement, dated June 7, 2004, between Beijing Novel-Tongfang Digital TV Technology Co., Ltd. and Beijing Super TV Co., Ltd.

Number	Description of Exhibit

4.12	Letter of Consent, dated April 30, 2009, issued by Beijing Super TV Co., Ltd. to Beijing Novel-Super Digital TV Technology Co., Ltd.

4.13	Equity Transfer Agreement, dated June 20, 2008 between Ms. Wei Gao and Mr. Junming Wu for Beijing Novel-Super Digital TV Technology Co., Ltd.

4.14	Equity Transfer Agreement, dated November 24, 2008, between Novel-Tongfang Information Engineering Co., Ltd. and Mr. Shizhou Shen for Beijing Novel-Super Digital TV Technology Co., Ltd.

4.15	Equity Transfer Agreement, dated November 24, 2008, between Novel-Tongfang Information Engineering Co., Ltd. and Mr. Lei Zhang for Beijing Novel-Super Digital TV Technology Co., Ltd.

4.16
Equity Transfer Option Agreement, dated June 7, 2004, among Beijing Super TV Co., Ltd., Novel-Tongfang Information Engineering Co., Ltd. and Ms. Li Yang*; the Supplemental Agreement thereto, dated September 1, 2005, among Beijing Super TV Co., Ltd., Novel-Tongfang Information Engineering Co., Ltd., Ms. Li Yang and Beijing Novel-Tongfang Digital TV Technology Co., Ltd. *; the No. 2 Supplemental Agreement thereto, dated August 18, 2007, among Beijing Super TV Co., Ltd., Novel-Tongfang Information Engineering Co., Ltd., Ms. Li Yang, Beijing Novel-Tongfang Digital TV Technology Co., Ltd. and Ms. Wei Gao*; the No. 3 Supplemental Agreement thereto, dated June 20, 2008, among Beijing Super TV Co., Ltd., Beijing Novel-Super Digital TV Technology Co., Ltd., Novel-Tongfang Information Engineering Co., Ltd., Ms. Wei Gao and Mr. Junming Wu; and the No. 4 Supplemental Agreement thereto, dated November 24, 2008, among Beijing Super TV Co., Ltd., Beijing Novel-Super Digital TV Technology Co., Ltd., Novel-Tongfang Information Engineering Co., Ltd., Mr. Junming Wu, Mr. Lei Zhang and Mr. Shizhou Shen.

4.17*	Share Pledge Agreement, dated September 1, 2005, between Novel-Tongfang Information Engineering Co., Ltd. and Beijing Super TV Co., Ltd.

4.18	Termination Agreement of Share Pledge, dated November 24, 2008, between Beijing Super TV Co., Ltd. and Novel-Tongfang Information Engineering Co., Ltd.

4.19
Share Pledge Agreement, dated September 1, 2005, between Ms. Li Yang and Beijing Super TV Co., Ltd.*; the Supplemental Agreement thereto, dated August 18, 2007, among Ms. Li Yang, Beijing Super TV Co., Ltd. and Ms. Wei Gao*; and the No.2 Supplemental Agreement thereto, dated June 20, 2008, among Beijing Super TV Co., Ltd., Ms. Wei Gao and Mr. Junming Wu.

4.20	Share Pledge Agreement, dated November 24, 2008, between Mr. Shizhou Shen and Beijing Super TV Co., Ltd.

4.21	Share Pledge Agreement, dated November 24, 2008, between Mr. Lei Zhang and Beijing Super TV Co., Ltd.

Number	Description of Exhibit

4.22
Business Operating Agreement, dated September 1, 2005, among Beijing Super TV Co., Ltd., Novel-Tongfang Information Engineering Co., Ltd., Ms. Li Yang and Beijing Novel-Tongfang Digital TV Technology Co., Ltd. *; the Supplemental Agreement thereto, dated August 18, 2007, among Beijing Super TV Co., Ltd., Novel-Tongfang Information Engineering Co., Ltd., Ms. Li Yang, Beijing Novel-Tongfang Digital TV Technology Co., Ltd. and Ms. Wei Gao*; the No.2 Supplemental Agreement thereto, dated June 20, 2008, among Beijing Super TV Co., Ltd., Beijing Novel-Super Digital TV Technology Co., Ltd., Novel-Tongfang Information Engineering Co., Ltd., Ms. Wei Gao and Mr. Junming Wu; and the No. 3 Supplemental Agreement thereto, dated November 24, 2008, among Beijing Super TV Co., Ltd., Beijing Novel-Super Digital TV Technology Co., Ltd., Novel-Tongfang Information Engineering Co., Ltd., Mr. Junming Wu, Mr. Lei Zhang and Mr. Shizhou Shen.

4.23*	Power of Attorney, dated September 1, 2005, of Novel-Tongfang Information Engineering Co., Ltd.

4.24*	Power of Attorney, dated August 18, 2007, of Ms. Wei Gao.

4.25	Power of Attorney, dated June 20, 2008, of Mr. Junming Wu.

4.26	Power of Attorney, dated November 24, 2008, of Mr. Shizhou Shen.

4.27	Power of Attorney, dated November 24, 2008, of Mr. Lei Zhang.

4.28*	Entrusted Loan Agreement, dated August 23, 2004, among Beijing Super TV Co., Ltd., Beijing Novel-Tongfang Digital TV Technology Co., Ltd. and Bank of Beijing, Shangdi Branch.

4.29*	Entrusted Loan Agreement, dated July 13, 2004, among Beijing Super TV Co., Ltd., Novel-Tongfang Information Engineering Co., Ltd. and Bank of Beijing, Shangdi Branch.

4.30*	Entrusted Loan Agreement, dated August 25, 2005, among Beijing Super TV Co., Ltd., Novel-Tongfang Information Engineering Co., Ltd. and Bank of Beijing, Shangdi Branch.

4.31*
Loan Agreement, dated April 4, 2007, between Beijing Super TV Co., Ltd. and Novel-Tongfang Information Engineering Co., Ltd. and the related Entrusted Loan Agreement, dated April 12, 2007, among Beijing Super TV Co., Ltd., Novel-Tongfang Information Engineering Co., Ltd. and Bank of Beijing, Shangdi Branch.

4.32	Loan Agreement, dated November 24, 2008, between Mr. Shizhou Shen and Beijing Super TV Co., Ltd.

4.33	Loan Agreement, dated November 24, 2008, between Mr. Lei Zhang and Beijing Super TV Co., Ltd.

4.34*	Service Agreement, dated April 2, 2007, between Novel-Tongfang Information Engineering Co., Ltd. and Beijing Novel-Tongfang Digital TV Technology Co., Ltd.

4.35*	Interest Payment Agreement, dated November 30, 2006, between Beijing Novel-Tongfang Digital TV Technology Co., Ltd. and Beijing Super TV Co., Ltd.

4.36*	Form of Property Lease Agreement.

4.37*	Fixed Assets Transfer Agreement, dated March 28, 2007, between Beijing Novel-Tongfang Digital TV Technology Co., Ltd. and Beijing Super TV Co., Ltd.

Number	Description of Exhibit

4.38*	Form of Employment Agreement and related Form of Agreement on Confidentiality and Intellectual Property.

4.39*	Form of Non-Disclosure, Non-Competition, Commitment and Proprietary Information Agreement.

4.40*	Form of Indemnification Agreement for Directors.

4.41*	Amended and Restated 2005 Stock Incentive Plan of China Digital TV Holding Co., Ltd. and form of stock option agreement.

4.42††*	Cooperation Agreement, dated January 5, 2007, between Beijing Novel-Tongfang Digital TV Technology Co., Ltd. and Jiangsu Qingda Science and Technology Industries Co., Ltd.

4.43*	Cooperation Agreement, dated July 18, 2007, between Beijing Novel-Tongfang Digital TV Technology Co., Ltd. and China Electronics Smart Card Co., Ltd.

4.44*	2008 Stock Incentive Plan of China Digital TV Holding Co., Ltd.

4.45#	Agreement for Equity Transfer of Beijing Novel-Super Digital TV Technology Co., Ltd., dated December 2007, between China Digital TV Technology Co., Ltd. and Golden Benefit Technology Co., Ltd.

4.46	Intellectual Property Transfer Agreement, dated August 13, 2008, between Novel-Tongfang Information Engineering Co., Ltd. and Beijing Super TV Co., Ltd.

4.47	Equity Transfer Agreement, dated October 5, 2008, between Beijing Super TV Co., Ltd. and Beijing Novel-Super Digital TV Technology Co., Ltd.

4.48	Framework Agreement for Purchase of Computer Chips, dated December 12, 2008, between Beijing Super TV Co., Ltd. and Beijing Novel-Super Digital TV Technology Co., Ltd.

8.1	List of Subsidiaries of China Digital TV Holding Co., Ltd.

11.1*	Code of Business Conduct and Ethics of China Digital TV Holding Co., Ltd.

12.1	CEO Certification pursuant to Rule 13a - 14(a).

12.2	CFO Certification pursuant to Rule 13a - 14(a).

13.1	CEO Certification pursuant to Rule 13a - 14(b).

13.2	CFO Certification pursuant to Rule 13a - 14(b).

23.1	Consent of Deloitte Touche Tohmatsu CPA Ltd.

23.2	Consent of King & Wood, PRC Lawyers.

††	Portions of the agreement have been omitted pursuant to a confidential treatment request and have been filed with the SEC separately with a confidential treatment request.

*	Previously filed as an exhibit to the Registration Statement on Form F-1 (File No. 333-146072) of China Digital TV Holding Co., Ltd. and incorporated herein by reference thereto.

#
Previously filed as an exhibit to the annual report on Form 20-F (File No. 001-33692) of China Digital TV Holding Co., Ltd. filed with the SEC on June 18, 2008 and incorporated herein by reference thereto.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

CHINA DIGITAL TV HOLDING CO., LTD.

By:	/s/ Jianhua Zhu
Name: Jianhua Zhu
Title: Chairman and Chief Executive Officer

Date: May 20, 2009

CHINA DIGITAL TV HOLDING CO., LTD.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF
CHINA DIGITAL TV HOLDING CO., LTD.

We have audited the accompanying consolidated balance sheets of China Digital TV Holding Co., Ltd. (the “Company”), its subsidiaries, its variable interest entity (the “VIE”) and the VIE’s subsidiaries (collectively, the “Group”) as of December 31, 2007 and 2008 and the related consolidated statements of operations, shareholders’ equity and comprehensive incomes, and cash flows for the years ended December 31, 2006, 2007 and 2008. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Group as of December 31, 2007 and 2008, and the consolidated results of its operations and its cash flows for the years ended December 31, 2006, 2007 and 2008 in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Group’s internal control over financial reporting as of December 31, 2008, based on the criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated May 19, 2009 expressed an unqualified opinion on the Group’s internal control over financial reporting.

/s/ Deloitte Touche Tohmatsu CPA Ltd.
Beijing, The People's Republic of China
May 19, 2009

CHINA DIGITAL TV HOLDING CO., LTD.

CONSOLIDATED BALANCE SHEETS
(In U.S. dollars in thousands, except share data)

	December 31,
	2007	2008
ASSETS

Current assets:
Cash and cash equivalents	$228,958	$202,947
Restricted cash	706	24
Bank deposits maturing over three months	17,948	68,887
Accounts receivable, net of allowance for doubtful accounts of $399 and $685 as of December 31, 2007 and 2008 respectively	6,118	12,509
Inventories	2,967	4,014
Prepaid expenses and other current assets	1,254	3,974
Amounts due from related parties	1,277	-
Deferred costs-current	541	326
Deferred income taxes-current	184	201
Total current assets	259,953	292,882
Property and equipment, net	1,379	1,880
Intangible assets, net	1,002	1,854
Goodwill	467	499
Long-term investments	396	437
Deferred costs-non-current	488	338
Deferred income taxes - non-current	50	86
Total assets	$263,735	$297,976
TOTAL LIABILITIES, MINORITY INTEREST AND SHAREHOLDERS' EQUITY

Current liabilities:
Accounts payable	$485	$1,103
Accrued expenses and other current liabilities	4,757	7,888
Deferred revenue-current	4,784	3,704
Payable to shareholders	-	57,210
Income tax payable	722	1,088
Total current liabilities	10,748	70,993
Deferred revenue-non-current	1,136	957
Total Liabilities	11,884	71,950
Commitments (Note 21)

Minority interest	$4,000	$1,564

Shareholders' equity
Ordinary shares ($0.0005 par value; 200,000,000 and 200,000,000 shares authorized, 57,296,932 and 57,209,548 shares issued and outstanding as of December 31, 2007 and 2008, respectively)	29	29
Additional paid-in capital	224,863	154,643
Statutory reserve	5,688	10,184
Retained earnings	14,344	52,910
Accumulated other comprehensive income	2,927	6,696
Total shareholders' equity	247,851	224,462
TOTAL LIABILITIES, MINORITY INTEREST AND SHAREHOLDERS' EQUITY	$263,735	$297,976

The accompanying notes are an integral part of these consolidated financial statements.

CHINA DIGITAL TV HOLDING CO., LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS
(In U.S. dollars in thousands, except share data)

	For the years ended December 31,
	2006	2007	2008
Revenues
Products	$26,443	$49,741	$64,412
Services	4,182	6,011	6,285
	30,625	55,752	70,697
Business taxes	(255)	(299)	(363)
Net revenues	30,370	55,453	70,334
Cost of revenues (including share-based compensation of $21, $34 and $35 for 2006, 2007 and 2008, respectively)
Products	4,726	8,100	10,877
Services	1,859	2,135	2,828
	6,585	10,235	13,705
Gross profit	23,785	45,218	56,629
Operating expenses
Research and development (including share-based compensation of $167, $391, and $481 for 2006, 2007 and 2008, respectively)	2,222	4,643	6,921
Selling and marketing (including share-based compensation of $56, $112 and $186 for 2006, 2007 and 2008, respectively)	1,847	3,758	6,063
General and administrative (including share-based compensation of $94, $724, and $342 for 2006, 2007 and 2008, respectively)	1,228	3,706	6,084
Total operating expenses	5,297	12,107	19,068
Income from operations	18,488	33,111	37,561
Interest income	279	2,790	9,138
Other income/(expense)	-	263	(412)
Recognition of the change in fair value of the warrant	(5,406)	-	-
Income before income taxes	13,361	36,164	46,287
Income tax benefit/(expense):
Income tax-current	-	(2,554)	(3,271)
Income tax-deferred	59	212	36
Total income tax benefit/(expense)	59	(2,342)	(3,235)
Net income before minority interest and net loss from equity method investments	13,420	33,822	43,052
Minority interest	430	-	(14)
Net loss from equity method investments	-	6	4
Net income	12,990	33,816	43,062
Cash dividend to participating preferred shareholder	(5,731)	-	-
Net income attributable to holders of ordinary shares	$7,259	$33,816	$43,062
Net income per share-basic ordinary shares	0.24	0.74	0.75
Net income per share-basic participating preferred shares	0.54	0.66	-
Net income per ordinary share-diluted	$0.21	$0.68	$0.72
Weighted average shares used in calculating basic net income per share-ordinary shares	30,488,889	39,170,004	57,138,985
Weighted average shares used in calculating basic net income per share-preferred shares	10,519,120	7,389,394	-
Weighted average shares used in calculating diluted net income per ordinary share	34,225,321	42,773,590	60,058,724

The accompanying notes are an integral part of these consolidated financial statements.

CHINA DIGITAL TV HOLDING CO., LTD.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY AND COMPREHENSIVE INCOME
(In U.S. dollars in thousands, except share data)

				Accumulated		Retained	Total
			Additional	other		earning	shareholders'
	Ordinary		paid-in	comprehensive	Statutory	(accumulated	equity/	Comprehensive
	Shares	Amount	capital	income	reserve	deficit)	(deficiency)	income

Balance at January 1, 2006	30,000,000	$15	$204	$165	$388	$(5,862)	$(5,090)	$4,708
Share-based compensation	-	-	338	-	-	-	338	-
Net income	-	-	-	-	-	12,990	12,990	12,990
Provision for statutory reserve	-	-	-	-	1,965	(1,965)	-	-
Dividend paid	-	-	-	-	-	(10,000)	(10,000)	-
Dividend declared	-	-	-	-	-	(11,300)	(11,300)	-
Conversion of preferred shares into ordinary shares	4,000,000	2	4,345	-	-	-	4,347	-
Foreign currency translation adjustment	-	-	-	578	-	-	578	578
Balance at December 31, 2006	34,000,000	17	4,887	743	2,353	(16,137)	(8,137)	13,568
Share-based compensation	-	-	1,261	-	-	-	1,261	-
Net income	-	-	-	-	-	33,816	33,816	33,816
Provision for statutory reserve	-	-	-	-	3,335	(3,335)	-	-
Issuance of ordinary shares upon IPO	13,800,000	7	220,793	-	-	-	220,800	-
IPO costs and related expenses	-	-	(18,151)	-	-	-	(18,151)	-
Conversion of preferred shares to ordinary shares	9,496,932	5	16,073	-	-	-	16,078	-
Foreign currency translation adjustment	-	-	-	2,184	-	-	2,184	2,184
Balance at December 31, 2007	57,296,932	29	224,863	2,927	5,688	14,344	247,851	36,000
Share-based compensation	-	-	1,044	-	-	-	1,044	-
Net income	-	-	-	-	-	43,062	43,062	43,062
Provision for statutory reserve	-	-	-	-	4,496	(4,496)	-	-
Exercise of stock option	2,220,182	1	2,287	-	-	-	2,288	-
ADSs repurchase and retirement	(2,307,566)	(1)	(16,254)	-	-	-	(16,255)	-
Cash distribution to shareholders	-	-	(57,210)	-	-	-	(57,210)	-
Adjustment to 2007 accrued IPO costs and related expenses	-	-	(87)	-	-	-	(87)	-
Foreign currency translation adjustment	-	-	-	3,769	-	-	3,769	3,769
Balance at December 31, 2008	57,209,548	$29	$154,643	$6,696	$10,184	$52,910	$224,462	$46,831

The accompanying notes are an integral part of these consolidated financial statements.

CHINA DIGITAL TV HOLDING CO., LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(In U.S. dollars in thousands, except share data)

	For the years ended December 31,
	2006	2007	2008
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$12,990	$33,816	$43,062
Minority interest	430	-	(14)
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	556	926	1,254
Stock-based compensation	338	1,261	1,044
Fair value change of warrant	5,406	-	-
Loss on disposal of property and equipment	36	-	-
Allowance for doubtful account	215	184	286
Write-down of inventory value	24	137	127
Warranty accrual	27	(6)	56
Equity investment loss from equity method investments	-	6	4
Accrued interest income	-	(122)	-
Changes in assets and liabilities:
Accounts receivable	(1,046)	(3,091)	(5,926)
Inventories	(1,548)	(161)	(975)
Prepaid expenses and other current assets	(840)	185	(3,472)
Deferred cost	168	226	420
Amount due from related party	(125)	(70)	581
Accounts payable	337	(444)	586
Income tax payable	-	692	280
Accrued expenses and other current liabilities	408	2,533	3,623
Deferred revenue	3,773	(2,033)	(2,497)
Deferred income taxes	(59)	(201)	(36)
Net cash provided by operating activities	21,090	33,838	38,403
CASH FLOWS FROM INVESTING ACTIVITIES:
Payment/receipt from N-T Information Engineering on Zhongshi Digital TV Technology Co., Ltd. (see note 22b)	1,997	-	-
Short-term loan to N-T Information Engineering (see notes 22a and 22c)	743	(1,471)	1,635
Long-term investments	-	(399)	-
Purchase of property and equipment	(376)	(1,219)	(1,001)
Payment/receipt for acquisition of set-top box design business (see note 4a)	(3,770)	1,543	-
Bank deposits maturing over three months	-	(17,092)	(48,260)
Restricted cash	(2)	(625)	767
Long-term loan to individuals (nominee shareholders) for acquisition of equity interests in N-S Digital TV from N-T Information Engineering	-	-	(1,803)
Purchase of intangible assets from N-T Information Engineering	-	-	(1,299)
Acquisition of equity interests in N-S Digital TV from N-T Information Engineering	-	-	(1,815)
Aquisition of additional interests from a minority shareholder (see note 4b)	-	-	(146)
Net cash used in investing activities	(1,408)	(19,263)	(51,922)
CASH FLOW FROM FINANCING ACTIVITIES:
Capital injection by SAIF in N-S Digital TV	350	-	-
Capital injection by N-T Information Engineering in N-S Digital TV	276	-	-
Proceeds from issuance of ordinary shares upon IPO	-	220,800	-
IPO costs and related expenses paid	-	(17,470)	(681)
Exercise of warrant	2,101	-	-
Dividend paid to ordinary shareholders	(7,309)	(8,260)	-
Dividend paid to the participating preferred shareholder	(2,691)	(3,040)	-
Proceeds from stock option exercise	-	-	2,288
ADSs repurchase and retirement	-	-	(16,255)
Capital injection by a minority shareholder	-	-	719
Net cash (used in)/provided by financing activities	(7,273)	192,030	(13,929)
Effect of exchange rate changes	456	1,216	1,437
NET INCREASE IN CASH AND CASH EQUIVALENTS	12,865	207,821	(26,011)
CASH AND CASH EQUIVALENTS, BEGINNING OF THE YEAR	8,272	21,137	228,958
CASH AND CASH EQUIVALENTS, END OF THE YEAR	$21,137	$228,958	$202,947
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATIONS
Income tax paid	-	1,942	2,988
NON-CASH FINANCING ACTIVITIES:
Conversion of Series A convertible redeemable preferred shares to ordinary shares	4,347	16,078	-

The accompany notes are an integral part of these consolidated financial statements.

CHINA DIGITAL TV HOLDING CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008
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

The development, production and sale of commercial encryption products in the PRC are regulated by the PRC National Encryption Administrative Bureau.  Currently, foreign-invested enterprises incorporated in the PRC are not expressly prohibited from conducting encryption-related businesses; however, they may have difficulty obtaining the licenses or permits required for conducting such businesses from the Encryption Bureau due to the PRC Encryption Authority's generally restrictive approach towards foreign participation in the PRC encryption industry.  In consideration of the PRC Encryption Authority's preferences, CDTV BVI conducts substantially all of its operations through its subsidiary, Beijing Super TV Co., Ltd. ("Super TV"), and Novel-Tongfang Digital TV Technology Co., Ltd. ("N-T Digital TV"), a variable interest entity ("VIE"), which is 100% owned by PRC citizens and has obtained the license to operate such business in the PRC.  N-T Digital TV was established in the PRC on May 31, 2004 by the shareholders of N-T Information Engineering (who contributed 75% of the paid-in capital) and Ms. Li Yang, who is a PRC citizen representing SAIF (which contributed 25% of the paid-in capital).  N-T Digital TV was subsequently renamed to Beijing Novel-Super Digital TV Technology Co., Ltd. ("N-S Digital TV") in December 2007.  In August 2007, Ms. Li Yang transferred her entire equity interest in N-S Digital TV to Ms. Wei Gao, a PRC citizen representing SAIF.  In June 2008, Ms. Wei Gao transferred her entire equity interest in N-S Digital TV to Mr. Junming Wu, a PRC citizen employed by Super TV.  In November 2008, N-T Information Engineering transferred its entire equity interest in N-S Digital TV to Mr. Lei Zhang and Mr. Shizhou Shen, two PRC citizens employed by Super TV.  After these two transfers, N-S Digital TV is owned by Mr. Junming Wu, Mr. Lei Zhang and Mr. Shizhou Shen with an equity interest of 25%, 37.5% and 37.5%, respectively.  CDTV BVI does not have a direct equity interest in N-S Digital TV, but instead enjoys the economic benefits of N-S Digital TV through a series of contractual arrangements entered into among Super TV, N-S Digital TV and its equity holders.

CHINA DIGITAL TV HOLDING CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008
(In U.S. dollars in thousands, except share data)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES - continued

A majority of the Group's customers are provincial and municipal cable network operators in the PRC, which are primarily state-owned enterprises (SOEs).  Due to the above-mentioned regulatory considerations, these SOEs tend to purchase CA systems from PRC local companies, rather than from companies with foreign investment such as Super TV.  In order to comply with PRC regulations and participate in the smart card and CA systems business (for the benefit of the Group), the Group arranged for Super TV to enter into the following agreements with N-S Digital TV and its equity holders:

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
FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008
(In U.S. dollars in thousands, except share data)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES - continued

•
Equity Transfer Option Agreement: Pursuant to the transfer option agreement, Mr. Lei Zhang, Mr. Shizhou Shen and Mr. Junming Wu jointly granted Super TV an exclusive and irrevocable option to purchase all of their equity interest in N-S Digital TV at any time that Super TV deems fit.  Super TV may purchase such equity interest by itself or designate another party to purchase such equity interests.  The exercise price of the option will be determined among the parties at the time of the exercise and should satisfy the requirements of the PRC law or approval authorities with respect to the minimum purchase price and the basis for the determination of the purchase price.

•
Business Operating Agreement: Mr. Lei Zhang, Mr. Shizhou Shen , Mr. Junming Wu and N-S Digital TV agreed to (1) accept the policies and guidelines furnished by Super TV from time to time with respect to the hiring and dismissal of employees, operational management and financial systems of N-S Digital TV, (2) appoint the candidates recommended by Super TV as directors of N-S Digital TV and appoint the senior management personnel of Super TV as the general manager, chief financial officer and other senior officers of N-S Digital TV based on Super TV's recommendations, and (3) seek a guarantee from Super TV first when any guarantee is required to secure performance by N-S Digital TV of any contract or working capital loans borrowed by N-S Digital TV.  In return, N-S Digital TV agreed to pledge its assets and receivables to Super TV.

•
Share Pledge Agreements: Pursuant to the share pledge agreements Mr. Junming Wu, Mr. Lei Zhang and Mr. Shizhou Shen have pledged all of their respective equity interests in N-S Digital TV to Super TV to secure the payment obligations of N-S Digital TV under certain contractual arrangements between N-S Digital TV and Super TV.  Under such share pledge agreements, Mr. Junming Wu, Mr. Lei Zhang and Mr. Shizhou Shen have agreed not to transfer their equity interests in N-S Digital TV or create, or allow the creation of, any pledge on their respective equity interest in N-S Digital TV that may affect Super TV's interests without Super TV's consent.  Pursuant to such agreements, Super TV is entitled to receive the dividends on the pledged equity interests during the term of the pledges.

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
FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008
(In U.S. dollars in thousands, except share data)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES - continued

The following financial statement amounts and balances of the VIE were included in the accompanying consolidated financial statements as of and for the years ended December 31:

	December 31,
	2007	2008

Total assets	$15,098	$29,958
Total liabilities	9,904	25,883

	For the years ended December 31,
	2006	2007	2008

Net revenue	$27,325	$50,472	$64,108
Net income	574	1,131	178

In April 2007, the shareholders of CDTV BVI established China Digital TV Holding Co., Ltd. (the "Company" or "CDTV Holding"), as a new holding Company of CDTV BVI and its subsidiary and VIE, CDTV Holding was incorporated in the Cayman Islands.

In May 2007, CDTV BVI executed a 40-for-1 share split which applies to all of its ordinary shares, Series A convertible redeemable preferred shares, warrants and stock options.  The impact of the share split has been retroactively reflected in the Group's consolidated financial statements.

Following this share split, the shareholders of CDTV BVI exchanged all of their shares of CDTV BVI for shares of CDTV Holding in proportion to their percentage interests in CDTV BVI.  As a result, CDTV BVI became a wholly owned subsidiary of CDTV Holding.  As the incorporation of CDTV Holding is a transaction between entities under common control, for financial statement presentation purposes, the Group prepared its consolidated financial statements with CDTV Holding as the holding company for the years ended December 31, 2006, 2007 and 2008 as if CDTV Holding had been in existence for all periods presented.

In October 2007, the Group completed an initial public offering ("IPO") of 13,800,000 American depositary shares representing 13,800,000 of the Company's ordinary shares.  Upon the completion of the IPO, all of the Company's outstanding 8,600,000 preferred shares were automatically converted into 9,496,932 ordinary shares.

In October 2008, Super TV transferred all of its equity interests in N-S Media Investment to N-S Digital TV.

CHINA DIGITAL TV HOLDING CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008
(In U.S. dollars in thousands, except share data)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES - continued

As of December 31, 2008, CDTV Holding's subsidiaries, VIE and VIE's subsidiaries include the following entities:

	Date of incorporation	Place of incorporation	Percentage of
	/establishment	/establishment	economic ownership
Subsidiaries

CDTV BVI	March 9, 2004	BVI	100%
Super TV	May 31, 2004	the PRC	100%
Golden Benefit Technology Limited	December 6, 2007	Hong Kong	100%
("Golden Benefit")
China Super Media Holdings Limited	February 25, 2008	Hong Kong	100%
("CSM Holdings")

VIE
N-S Digital TV	May 31, 2004	the PRC	100%

VIE's subsidiaries
N-S Media Investment Co., Ltd	December 19, 2007	the PRC	100%
("N-S Media Investment")
Dongguan SuperTV Video Info Co., Ltd	June 11, 2008	the PRC	60% Note4 (b)
("Dongguan SuperTV")
Guangdong SuperTV Digital Media Co., Ltd	October 17, 2008	the PRC	100%
("Guangdong SuperTV")

In August 2008, the Group entered into an agreement with N-T Information Engineering to acquire two intangible assets, digital watermarking and image tracing technologies.  In November 2008, N-T Information Engineering signed a series of contracts with Mr. Lei Zhang and Mr. Shizhou Shen, two employees designated by the Group, to transfer N-T Information Engineering's entire 75% equity interest in N-S Digital TV to these two individuals.  The acquisition of the two intangible assets and transfer of the equity interest in N-S Digital TV were negotiated by management of the Group and N-T Information Engineering as one deal with a total consideration of $4,917, in which $3,618 was paid for the 75% equity interest in N-S Digital TV with the RMB equivalent amount as paid by N-T Information Engineering in 2004 during the reorganization process.  The remaining $1,299 was allocated to the cost of these two technologies based on the relative fair value of each technology.

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
FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008
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

The Group has consolidated the results of the smart card and CA systems business for the years from 2004 to 2008.  As N-S Digital TV was established on May 31, 2004 with no prior operating activities, for the purpose of financial statement presentation, the smart card and CA systems related financial information, including revenues, costs and expenses, that was originally recorded on N-T Information Engineering's books before the transfer of its smart card and CA systems business to N-S Digital TV in early June 2004 was carved out from N-T Information Engineering's historical financial statements and included in the Group's consolidated financial statements.

CHINA DIGITAL TV HOLDING CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008
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

In June 2004, SAIF made a capital contribution of $5,000 in CDTV BVI and received Series A convertible redeemable preferred shares and a detachable warrant on convertible redeemable preferred shares in CDTV BVI. SAIF also made a capital contribution of $1,000 in N-S Digital TV through a nominee, initially Ms. Li Yang and, from August 2007, Ms. Wei Gao.  The Company allocated the $5,000 capital contribution in CDTV BVI between the preferred shares and the warrant based on the respective fair value of each instrument when the preferred shares and the warrant were issued in June 2004.  See Note 16 and Note 17 for a more detailed description of this transaction and the related accounting for the preferred shares and the warrant.  The $1,000 capital injected by SAIF was also presented as a minority interest in the consolidated balance sheet as this was injected by SAIF using its own funds without recourse to CDTV BVI.

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
FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008
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

Inventories are stated at the lower of cost (weighted average) or market value.  The Group writes down the inventory for excess and obsolete inventories determined primarily by future demand forecasts.  For the years ended December 31, 2006, 2007 and 2008, the Group wrote down inventory by $24, $137 and $127 respectively.

CHINA DIGITAL TV HOLDING CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008
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

The Group reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable.  When these events occur, the Group measures impairment by comparing the carrying value of the long-lived assets to the estimated undiscounted future cash flows expected to result from the use of the assets and their eventual disposition.  If the sum of the expected undiscounted cash flows is less than the carrying amount of the assets, the Group would recognize an impairment loss based on the fair value of the assets.  The Group did not incur any impairment loss for the years ended December 31, 2006, 2007 and 2008, respectively.

(i)	Goodwill

Goodwill is not amortized but tested for impairment on an annual basis and between annual tests in certain circumstances.  Goodwill impairment is tested using a two-step approach.  The first step compares the fair value of a reporting unit to its carrying amount, including goodwill.  If the fair value of the reporting unit is greater than its carrying amount, goodwill is not considered impaired and the second step is not required.  If the fair value of the reporting unit is less than its carrying amount, the second step of the impairment test measures the amount of the impairment loss, if any, by comparing the implied fair value of goodwill to its carrying amount.  If the carrying amount of goodwill exceeds its implied fair value, an impairment loss is recognized equal to that excess.  The implied fair value of goodwill is calculated in the same manner that goodwill is calculated in a business combination, whereby the fair value of the reporting unit is allocated to all of the assets and liabilities of that unit, with the excess purchase price over the amounts assigned to assets and liability representing the implied fair value of goodwill.  Estimating fair value is performed by utilizing various valuation techniques, with the primary technique being a discounted cash flow.  The Group has one reporting unit and has determined to perform the annual impairment test on December 31 of each year.  The Group did not incur any impairment loss on goodwill for the years ended December 31, 2006, 2007 or 2008.  Exchange realignment of nil, $35 and $32 was debited to goodwill for years ended December 31, 2006, 2007 and 2008 respectively.

CHINA DIGITAL TV HOLDING CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008
(In U.S. dollars in thousands, except share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(j)	Long-term investments

Investee companies over which the Company has an equity interest over 50%, but the minority shareholders have substantive rights to participate in significant operating decisions are accounted for using the equity method under Financial Accounting Standards Board ("FASB") Emerging Issues Task Force 96-16 ("EITF 96-16") "Investor's Accounting for an Investee When the Investor Has a Majority of the Voting Interest but the Minority Shareholder or Shareholders Have Certain Approval or Veto Rights".

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

Sales of smart cards

Smart cards are manufactured by third-party manufacturers based on the Group's blueprints.  When the Group receives these products from the manufacturers, the Group programs each one with a unique security code so that it can communicate with the Group's CA systems.  A substantial majority of the smart cards sold by the Group are paid for pursuant to contractual terms requiring payment either prior to or upon delivery.  Revenue from sales of smart cards is recognized in accordance with Staff Accounting Bulletin ("SAB") 104, "Revenue Recognition".  Specifically, revenue is recognized after a sales agreement is signed, the price is fixed or determinable, products are delivered to customers, and collection of the resulting receivables is assured.  The Group also offers some of its customers a lower price or a certain amount of free cards when the cumulative volume of smart card purchases from the same customer is greater than a set volume during a specific period.  The Group takes into account this arrangement and defers recognition of revenue in accordance with EITF Issue No. 00-22, "Accounting for "Points" and Certain Other Time-Based or Volume-Based Sales Incentive Offers, and Offers for Free Products or Services to Be Delivered in the Future".  The Group accounts for cumulative volume customer incentives as deferred revenue and that is deducted from the initial revenue.

CHINA DIGITAL TV HOLDING CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008
(In U.S. dollars in thousands, except share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(k)	Revenue recognition - continued

Sales of smart cards - continued

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
FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008
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
FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008
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
FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008
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
FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008
(In U.S. dollars in thousands, except share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(l)	Deferred costs

Deferred costs are the incremental costs that are directly associated with revenue from SI service contracts that provide free PCS for more than one year.  Deferred costs mainly consist of hardware and software purchased from third-party suppliers.  Deferred costs are recoverable through the future revenue streams and are recorded as an asset and amortized to cost of revenue over the same period that the revenue is recognized.  Amortization of deferred costs for the years ended December 31, 2006, 2007 and 2008 totaled $561, $660 and $441 respectively.

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

The Group's PRC subsidiary and VIE are subject to business tax at the rate of 5.0% on revenue related to certain types of services.  Business tax is recorded as a deduction from revenue when in the same period in which revenue is recognized.

(o)	Operating leases

Leases where substantially all the rewards and risks of ownership of assets remain with the lessor are accounted for as operating leases.  Payments made under operating leases are charged to the consolidated statements of operations on a straight-line basis over the lease periods.

CHINA DIGITAL TV HOLDING CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008
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

In June 2006, the FASB issued Interpretation No. 48 ("FIN 48"), "Accounting for Uncertainty in Income Taxes - an interpretation of FASB Statement No. 109".  FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return.  FIN 48 is effective for fiscal years beginning after December 15, 2006, with early adoption permitted.  The Group has elected to adopt FIN 48 from January 1, 2004.  The adoption of FIN 48 had no significant impact on the Group's accounting for income taxes for the years from 2004 to 2008.

CHINA DIGITAL TV HOLDING CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008
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

Basic net income (loss) per share are computed by dividing net income/(loss) attributable to holders of ordinary shares by the weighted average number of ordinary shares outstanding during the year.  Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue ordinary shares (convertible preferred stock, forward contract, warrants to purchase ordinary shares, contingently issuable shares, common stock options and warrants and their equivalents using the treasury stock method) were exercised or converted into ordinary shares.  Potential common shares in the diluted net income/(loss) per share computation are excluded in periods of losses from continuing operations, as their effect would be antidilutive.

The holders of Series A preferred was entitled to share dividends on a pro rata basis, as if their shares had been converted into ordinary shares.  Accordingly, the Group used the two-class method in computing net income (loss) per share for the year 2006 and 2007.  Under the two-class method, net income was allocated on a pro rata basis to each class of ordinary shares and other participating securities based on their participating rights.  Net losses applicable to holders of ordinary shares were allocated to ordinary shares because the Series A preferred shares was not contractually obligated to participate in sharing losses.

(u)	Intangible assets

Intangible assets consist of core technology, complete technology, contract backlog, customer relationships, digital watermarking technology and image tracing technology, which are carried at cost less accumulated amortization.  Amortization is computed using the straight-line method over the useful lives of the assets ranging from 1 to 7.5 years.

CHINA DIGITAL TV HOLDING CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008
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

Details of the customers accounting for 10% or more of total revenues are as follows:

	Years ended December 31,
Customer	2006	2007	2008
	%	%	%

A	14.5	14.1	15.1
B	13.0	-	-

CHINA DIGITAL TV HOLDING CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008
(In U.S. dollars in thousands, except share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(x)	Concentration of credit risk - continued

Details of the customers accounting for 10% or more of accounts receivable are as follows:

	Years ended December 31,
Customer	2007	2008
	%	%

A	-	12.9
C	-	10.6

(y)	Fair value

The Group adopted Statement of Financial Accounting Standards ("SFAS") No. 157, "Fair Value Measurements" ("SFAS 157") on January 1, 2008 for all financial assets and liabilities and nonfinancial assets and liabilities that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually).  SFAS 157 defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements.

SFAS 157 defines fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, the Group considers the principal or most advantageous market in which it would transact and it considers assumptions that market participants would use when pricing the asset or liability.

SFAS 157 establishes a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.  A financial instrument's categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement.  SFAS 157 establishes three levels of inputs that may be used to measure fair value:

Level 1

Level 1 applies to assets or liabilities for which there are quoted prices in active markets for identical assets or liabilities.

CHINA DIGITAL TV HOLDING CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008
(In U.S. dollars in thousands, except share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(y)	Fair value - continued

Level 2

Level 2 applies to assets or liabilities for which there are inputs other than quoted prices included within Level 1 that are observable for the asset or liability such as quoted prices for similar assets or liabilities in active markets; quoted prices for identical assets or liabilities in markets with insufficient volume or infrequent transactions (less active markets); or model-derived valuations in which significant inputs are observable or can be derived principally from, or corroborated by, observable market data.

Level 3

Level 3 applies to assets or liabilities for which there are unobservable inputs to the valuation methodology that are significant to the measurement of the fair value of the assets or liabilities.

The Group did not have any financial assets and liabilities or nonfinancial assets and liabilities that are measured at fair value on recurring basis as of December 31, 2008.

(z)	Recently issued accounting standards

In February 2007, the FASB issued SFAS No. 159 The Fair Value Option for Financial Assets and Financial Liabilities.  SFAS No. 159 provides entities with an option to report selected financial assets and liabilities at fair value, with the objective to reduce both the complexity in accounting for financial instruments and the volatility in earnings caused by measuring related assets and liabilities differently.  SFAS No. 159 is effective for financial statements to be issued for fiscal years beginning after November 15, 2007.  The Group does not expect the adoption of SFAS No. 159 will have a material impact on its consolidated financial position or results of operations.

In December 2007, the FASB issued SFAS No. 141(R), "Business Combination", to improve reporting creating greater consistency in the accounting and financial reporting of business combinations.  The standard requires the acquiring entity in a business combination to recognize all (and only) the assets acquired and liabilities assumed in the transaction; establishes the acquisition-date fair value as the measurement objective for all assets acquired and liabilities assumed; and requires the acquirer to disclose to investors and other users all of the information they need to evaluate and understand the nature and financial effect of the business combination.  SFAS No. 141(R) applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008.  An entity may not apply it before that date.  The impact of the adoption of SFAS No. 141(R) on the Group’s consolidated financial position and results of operations will be largely dependent on the size and nature of the business combinations completed after the adoption of this statement.

CHINA DIGITAL TV HOLDING CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008
(In U.S. dollars in thousands, except share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(z)	Recently issued accounting standards - continued

In December 2007, the FASB issued SFAS No. 160, "Noncontrolling Interests in Consolidated Financial Statements" to improve the relevance, comparability, and transparency of financial information provided to investors by requiring all entities to report noncontrolling (minority) interests in subsidiaries in the same way as required in the consolidated financial statements.  Moreover, SFAS No. 160 eliminates the diversify that currently exists in accounting for transactions between an entity and noncontrolling interests by requiring they be treated as equity transaction.  SFAS No. 160 is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008.  Earlier adoption is prohibited.  The Group does not expect the adoption of SFAS No. 160 will have a material impact on its consolidated financial position or results of operations, other than certain changes to the presentation of the financial statements.

In April 2008, the FASB issued FASB Staff Position ("FSP") FAS142-3, "Determination of the Useful Life of Intangible Assets".  This FSP amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under FASB Statement No. 142, "Goodwill and Other Intangible Assets".  This FSP is effective for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years.  Early adoption is prohibited.  The guidance for determining the useful life of a recognized intangible asset in this FSP shall be applied prospectively to intangible assets acquired after the effective date.  The Group is in the process of assessing the potential impact of the adoption of FSP 142-3 may have on its consolidated financial position or results of operations.

At the November 24, 2008 meeting, the FASB ratified the consensus reached by the Task Force in Issue No. 08-6, "Equity Method Investment Accounting Considerations" ("EITF 08-6").  Because of the significant changes to the guidance on subsidiary acquisitions and subsidiary equity transactions and the increased use of fair value measurements as a result of SFAS No. 141R and SFAS No. 160, questions have arisen regarding the application of that accounting guidance to equity method investments.  EITF 08-6 provides guidance for entities that acquire or hold investments accounted for under the equity method.  This issue is effective for transactions occurring in fiscal years and interim periods beginning on or after December 15, 2008.  Early adoption is not permitted. The Group is in the process of assessing the potential impact of the adoption of EITF 08-6 may have on its consolidated financial position or results of operations.

CHINA DIGITAL TV HOLDING CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008
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

The Group operates in the PRC and all of the Group's long-lived assets are located in the PRC.

The gross revenues consist of the following products and services:

	For the years ended December 31,
	2006	2007	2008

Products:
Smart cards	$26,223	$49,651	$64,216
Set-top box and others	220	90	196

Subtotal	26,443	49,741	64,412

Services:
Head-end system integration	2,317	3,258	3,461
System development	558	271	573
Licensing income	1,037	1,984	1,610
Royalty income	270	498	641

Subtotal	4,182	6,011	6,285

Total	$30,625	$55,752	$70,697

There were VAT refunds of $2,509, $5,030, and $6,513 included in revenues for the years ended December 31, 2006, 2007 and 2008, respectively.

CHINA DIGITAL TV HOLDING CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008
(In U.S. dollars in thousands, except share data)

4.	ACQUISITION

(a)
In August 2006, the Group acquired the set-top box design business from N-T Information Engineering to expand its business in designing set-top boxes for set-top box manufacturers.  This transaction was accounted for using the purchase method of accounting under SFAS No. 141, "Business Combination".  The purchase price was initially agreed at $3,770 with an adjustment clause set forth in the asset purchase agreements which allows the buyer to reduce the purchase price if the cash collection from the set-top box business after the acquisition does not reach a certain level.  The $3,770 purchase price was paid in August 2006.  In April 2007, the Group and N-T Information Engineering reached an agreement to adjust the purchase price to $2,227 according to the terms agreed upon between the Group and N-T Information Engineering.  The difference of $1,543 was recorded as an "amount due from related party-N-T Information Engineering'" as of December 31, 2006, which was paid in full by N-T Information Engineering in April 2007.  According to this amendment of agreement, if the performance of the acquired set-top box business continued to fail to meet the criteria set forth in the asset purchase agreement and the related amendments, the purchase price might be further reduced in the future.  In November 2007, the Group decided to eliminate this clause in the amended agreement primarily due to the excessive costs and efforts that would be involved in determining and assessing the performance of the acquired set-top box business and the subsequent negotiation of any purchase price adjustment.  As a result, the purchase consideration will not be subject to further revisions.

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

CHINA DIGITAL TV HOLDING CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008
(In U.S. dollars in thousands, except share data)

4.	ACQUISITION - continued

Intangible assets comprised of:

		Estimated useful lives

Core technology	$384	7.5 years
Complete technology	62	2.5 years
Contract backlog	284	1 year
Customer relationship	1,004	3.5 years
Total	$1,734

Pro forma

The following pro forma information summarizes the effect of the acquisition, if the acquisition of the set-top box business from N-T Information Engineering had occurred as of January 1, 2006.  This pro forma information is presented for information purposes only.  It is based on historical information and does not purport to represent the actual results that may have occurred had the Group consummated the acquisitions on January 1, 2006, nor is it necessarily indicative of future results of operations of the Group:

Pro forma for the
year ended
December 31, 2006
(Unaudited)

Net revenues	$31,539
Net income attributable to holders of ordinary shares	7,204
Net income per share - basic ordinary shares	0.24
Net income per share - basic preferred shares	0.54
Net income per share - diluted	$0.21

(b)
In May 2008, the Group and a third party entered into an agreement to set up Dongguan SuperTV in PRC to provide value-added services to TV viewers in China.  The Group and this individual each contributed $719 cash, representing 50% of equity interest in Dongguan SuperTV.  The Group is entitled of 70% of shareholders' voting rights and controls three out of five seats in the board of directors of Dongguan Super TV.  According to the articles of association of Dongguan Super TV, significant decisions in the ordinary course of business are subject to two-thirds of shareholders' approval or simple majority of directors' approval.  Therefore, the Group has control over Dongguan Super TV and accounts for it as a consolidated subsidiary.  Pursuant to the agreement, the Group has an option to purchase an additional 10% equity interest in Dongguan Super TV from the third party if certain conditions are met.  The consideration for the additional 10% equity interest consists of four installments.  In September 2008, the Group exercised the option and paid the first installment of $146 in October 2008.  The remaining three installments are contingent on certain percentage of the net profit of Dongguan SuperTV in the three succeeding years.

CHINA DIGITAL TV HOLDING CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008
(In U.S. dollars in thousands, except share data)

5.	RESTRICTED CASH

Restricted cash represents bank deposits pledged as security for issuing letters of credit to overseas suppliers and bank deposits pledged as security for issuing letters of guarantee to customers for performance security. The use of cash in such an account is normally restricted for more than three months.

6.	ACCOUNTS RECEIVABLE, NET

Accounts receivable, net, consists of the following:

	December 31,
	2007	2008

Billed receivable	$5,064	$10,050
Unbilled receivable	1,054	2,459
	$6,118	$12,509

Unbilled receivable represents amounts earned by the provision of head-end hardware and software integration and installation services but not billable at the respective balance sheet dates.  The unbilled amounts become billable according to the contract terms.  Pursuant to the contracts of SI services, customers pay certain percentage of contract amounts upon issuance of the final acceptance, while the Group recognizes revenue when the preliminary acceptance is obtained.  The Group generally anticipates that substantially all unbilled amounts as of a given balance sheet date would be billed within twelve months of such balance sheet dates.

Movement of allowance for doubtful accounts is as follows:

	Balance at			Balance at
	beginning	Charge to		end of the
	of the year	expenses	Deductions	year

2007	$215	$225	$(41)	$399
2008	$399	$286	-	$685

CHINA DIGITAL TV HOLDING CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008
(In U.S. dollars in thousands, except share data)

7.	INVENTORIES

Inventories consist of the following:
	December 31,
	2007	2008

Raw materials	$2,259	$3,030
Finished goods	708	984
	$2,967	$4,014

8.	PREPAID EXPENSES AND OTHER CURRENT ASSETS

Prepaid expenses and other current assets consist of the following:

	December 31,
	2007	2008

VAT refund receivables	$661	$844
Deposits	292	680
Interest receivables	39	1,915
Prepayments to suppliers	174	333
Prepaid expenses	88	202
	$1,254	$3,974

9.	PROPERTY AND EQUIPMENT, NET

Property and equipment, net consist of the following:

	December 31,
	2007	2008

Computers and office equipment	$2,119	$2,945
Furniture and fixture	76	132
Leasehold improvements	156	440
Motor vehicles	456	542
	2,807	4,059
Less: accumulated depreciation and amortization	(1,428)	(2,179)
	$1,379	$1,880

For the years ended December 31, 2006, 2007 and 2008, depreciation expense was $287, $384 and $761 respectively.

CHINA DIGITAL TV HOLDING CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008
(In U.S. dollars in thousands, except share data)

10.	INTANGIBLE ASSETS, NET

Intangible assets, net consist of the following:

	December 31,
	2007	2008

Core technology	$384	$384
Complete technology	62	62
Contract backlogs	284	284
Customer relationship	1,004	1,004
Digital watermarking technology	-	889
Image tracing technology	-	410
	1,734	3,033
Less: accumulated amortization	(811)	(1,304)
foreign exchange difference	79	125
	$1,002	$1,854

Digital watermarking technology and image tracing technology were recorded as a result of the acquisition of intellectual rights from N-T Information Engineering (see Note1).The purchase price of these two technologies was allocated based on the relative fair value of each technology, which was estimated by management using the discounted cash flow method.

The Group recorded amortization expense of $269, $542 and $493 for the years ended December 31, 2006, 2007 and 2008, respectively.  Estimated amortization expenses of the existing intangible assets for the next five years are $646, $343, $315, $315 and $235, respectively.

11.	LONG-TERM INVESTMENTS

Long-term investments consist of the following equity method investments:

		December 31,
	Notes	2007	2008

Nanjing Qingda Yongxin Culture
Media Co., Ltd. ("Qingda Yongxin")	(a)	$105	$107
Foshan Nanhai Guokai Digital TV
Technology Co., Ltd. ("Nanhai Guokai")	(b)	291	330
		$396	$437

CHINA DIGITAL TV HOLDING CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008
(In U.S. dollars in thousands, except share data)

11.	LONG-TERM INVESTMENTS - continued

(a)
In March, 2007, the Group and Jiangsu Qingda Technology Co. Limited ("Jiangsu Qingda"), one of its customers, set up a joint venture Qingda Yongxin, in which the Group contributed cash of $103, representing 40% of equity interest in the joint venture (the "JV").  Jiangsu Qingda contributed cash of $155 representing 60% of equity interest in the joint venture.

In three years after the establishment of Qingda Yongxin, the Group has the option to purchase up to additional 30% of the equity interest of Qingda Yongxin.  The purchase price of the additional interest will be determined based on the higher of 10 times of its net profits in the year prior to the purchase, and the net asset value of Qingda Yongxin on the last fiscal year end date prior to the purchase.

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

The combined financial information for the equity method investments as of and for the years ended December 31, 2007 and 2008 is as follows

	December 31,
	2007	2008

Total current assets	$899	$914
Total assets	924	934
Total current liabilities	52	12
Total liabilities	52	12
Total net revenue	1	420
Loss from operations	$(8)	$(12)

CHINA DIGITAL TV HOLDING CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008
(In U.S. dollars in thousands, except share data)

12.	ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities consist of the following:

	December 31,
	2007	2008

Accrued payroll and bonus	$1,657	$1,380
Other taxes payable	1,300	2,474
Other accrued expenses	1,049	1,834
Accrued initial public offering expenses	681	-
Social insurance withholding	38	246
Accrued warranty	32	71
Amount due to employees
for stock option exercise proceeds	-	1,883
	$4,757	$7,888

Movement of warranty accrual is as follows:

	Balance at			Balance at
	Beginning	Charge to		end of the
	of the year	expenses	Deductions	year

2007	$38	$32	$(38)	$32
2008	$32	$56	$(17)	$71

13.	DEFERRED REVENUE

Deferred revenue consists of the following:

	December 31,
	2007	2008

Current:
Advance from customers	$3,431	$2,430
Incentive offered to customers	205	287
Deferred revenue for SI service contracts with
free PCS period greater than one year	1,148	987
	$4,784	$3,704
Non-current:
Deferred revenue for SI service contracts
with free PCS period greater than one year	1,136	957
Total	$5,920	$4,661

CHINA DIGITAL TV HOLDING CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008
(In U.S. dollars in thousands, except share data)

13.	DEFERRED REVENUE - continued

Incentive offered to customers represents the incentive provided to customer when cumulative purchase volume from the same customer reached a certain level as of December 31, 2007, and 2008.  See Note 2(k) for a more detailed description and related accounting treatment for deferred revenue.

14.	INCOME TAXES

CDTV Holdings and CDTV BVI are tax-exempted companies incorporated in the Cayman Islands and the British Virgin Islands, respectively.

Golden Benefit and CSM Holdings are subject to Hong Kong Profits Tax on its activities conducted in Hong Kong.  No provision for Hong Kong Profits tax has been made in the consolidated financial statements as they both have no assessable profits in 2007 and 2008.

Super TV, N-S Digital TV, N-S Media Investment, Dongguan SuperTV and Guangdong SuperTV were registered in the PRC and are subject to PRC Enterprise Income Tax ("EIT") on the taxable income in accordance with the relevant PRC income tax laws.

Both Super TV and N-S Digital TV were qualified as New and High-Tech Enterprise" ("NHTE") under the Enterprise Income Tax Law effective from January 1, 2008 (the "2008 EIT law") and therefore both of them were qualified for a preferential tax rate of 15%.  Besides, since the two entities are both located in a high tech zone in Beijing, they were entitled to a three year exemption from EIT from 2004 to 2006 and a 50% further deduction of 15% from 2007 to 2009.

N-S Media Investment, Dongguan Super TV and Guangdong Super TV were subject to the statutory tax rate of 25% in 2008.

Deferred income taxes result principally from differences in the recognition of certain assets and liabilities for tax and financial reporting purposes and the tax effect of tax loss carry forwards.

Income tax expenses/(benefits) are as follows:

	Years ended December 31,
	2006	2007	2008

Income tax expenses/(benefits)
Current	$-	$2,554	$3,271
Deferred	(59)	(212)	(36)
Total	$(59)	$2,342	$3,235

CHINA DIGITAL TV HOLDING CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008
(In U.S. dollars in thousands, except share data)

14.	INCOME TAXES - continued

The principal components of the deferred income tax assets (liabilities) are as follows:

	December 31,
	2007	2008

Current
Write-down of inventory value	$21	$23
Deferred revenue-current	212	201
Deferred cost-current	(49)	(23)
Current deferred tax assets	184	201
Non-current
Property and equipment	75	77
Deferred revenue-non-current	212	123
Intangible assets	(80)	(63)
Deferred cost-non-current	(157)	(51)
Tax loss carry-forward deferred tax assets	-	711
Valuation allowance of
tax loss carry-forward deferred tax assets	-	(711)
Non current deferred tax assets	$50	$86

N-S Media Investment and Dongguan SuperTV were loss making in 2008.  As of December 31, 2008, deferred tax asset recognized for tax loss carried forwards of these two entities amounted $711.  The tax loss carried forwards would expire by 2013.  Since it is considered more likely than not that the deferred tax assets recognized from tax loss carry forwards of these two entities may not be realized, a valuation allowance has been provided to reduce the amount of deferred tax assets.

Reconciliation between the provision for income taxes computed by applying the PRC EIT rates of 33% in 2006 and 2007, and 25% in 2008 to income before income taxes and the actual provision of income taxes is as follows:

	Years ended December 31,
	2006	2007	2008

Net income before provision for income taxes	$13,361	$36,164	$46,287
PRC statutory tax rate	33%	33%	25%
Income tax at statutory tax rate	4,409	11,934	11,572
Expenses not deductible for tax purposes:
Salaries and employees' benefits	123	439	-
Other expenses not deductable	43	189	197
Effect of income tax exemptions	(2,709)	(10,175)	(8,752)
Effect of income tax rate difference in other jurisdictions	(1,925)	(45)	(493)
Change in valuation allowance	-	-	711
Income tax expense/(benefit)	$(59)	$2,342	$3,235

CHINA DIGITAL TV HOLDING CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008
(In U.S. dollars in thousands, except share data)

14.	INCOME TAXES - continued

If N-S Digital TV and Super TV were not in a tax holiday period for the years ended December 31, 2006, 2007 and 2008, earnings per share amounts would be as follows:

	Years ended December 31,
	2006	2007	2008

Increase in income tax expense	$2,709	$10,175	$8,752
Net income per share
- basic ordinary shares	0.15	0.52	0.60
Net income per share
- basic preferred shares	0.54	0.46	-
Net income per share-diluted	$0.13	$0.48	$0.57

China's Enterprise Income Tax Law ("2008 EIT Law") became effective January 1, 2008 and includes a provision specifying that legal entities organized outside of China will be considered residents for Chinese income tax purposes if their place of effective management or control is within China.  The Implementation Rules to the 2008 EIT Law provide that non-resident legal entities will be considered China residents if substantial and overall management and control over the manufacturing and business operations, personnel, accounting, properties, etc. occurs within China.  Pursuant to the additional guidance released by the Chinese government in late April of 2009, management believes that the legal entities organized outside of China should not be characterized as China tax residents for 2008 EIT Law purposes.

Under applicable accounting principles, a deferred tax liability should be recorded for taxable temporary differences attributable to the excess of financial reporting over tax basis, including those differences attributable to in a subsidiary. However, recognition is not required in situations where the tax law provides a means by which reported amount of that investment in subsidiary can be recovered tax-free and the enterprise expects that it will ultimately use that means.

Aggregate undistributed earnings of the Company’s subsidiaries located in the PRC that are taxable upon distribution to the Company of approximately $73,280 at December 31, 2008 are considered to be indefinitely reinvested under APB opinion No. 23, because the Group does not have any present plan to pay any cash dividends from its earnings on its ordinary shares in the foreseeable future and intends to retain all of its available and any future earnings for use in the operation and expansion of its business. Accordingly, no deferred tax liability has been made for the Chinese dividend withholding taxes that would be payable upon the distribution of those amounts to the Company as of December 31, 2008.

CHINA DIGITAL TV HOLDING CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008
(In U.S. dollars in thousands, except share data)

15.	NET INCOME PER SHARE

	For the years ended December 31,
	2006	2007	2008

Net income per share-basic:
Net income	$12,990	$33,816	$43,062
Dividend to ordinary shares	15,569	-	-
Dividend to preferred shares	5,731	-	-
Total dividends	21,300	-	-
Undistributed income (loss)	$(8,310)	$33,816	$43,062
Shares (denominator):
Weighted average ordinary shares outstanding	30,488,889	39,170,004	57,138,985
Weighted average preferred shares
outstanding on an as-if-converted basis	10,519,120	7,389,394	-
	41,008,009	46,559,398	57,138,985
Allocation of undistributed income/(loss) (numerator):
To ordinary shares	$(8,310)	$28,907	$43,062
To preferred shares	-	4,909	-
	(8,310)	33,816	43,062
Undistributed income/(loss) per share to ordinary shares	(0.27)	0.74	0.75
Undistributed income per share to preferred shares	-	0.66	-
Distributed income per share to ordinary share	0.51	-	-
Distributed income per share to preferred share	0.54	-	-
Net income per share-basic ordinary shares	0.24	0.74	0.75
Net income per share-basic participating
preferred shares	$0.54	$0.66	$-
Net income per ordinary share-diluted:
Income to ordinary shares (numerator):
Distributed income allocated to ordinary shares	$15,569	$-	$-
Undistributed income (loss) allocated to ordinary	(8,310)	33,816	43,062
Distributed and undistributed
income allocated to ordinary shares	7,259	28,907	43,062
Undistributed income allocated to preferred shares	-	4,909	-
Less undistributed income reallocated to preferred shares
taking into account the dilutive effect to ordinary shares	-	(4,554)	-
	$7,259	$29,262	$43,062
Shares (denominator):
Weighted average ordinary shares outstanding	30,488,889	39,170,004	57,138,985
Plus incremental weighted average
ordinary shares from assumed conversion
of warrant using the treasury stock method	1,463,114	-	-
Plus incremental weighted average ordinary
shares from assumed exercise of stock
options using the treasury stock method	2,273,318	3,603,586	2,919,739
Weighted average ordinary shares outstanding used in
computing diluted net income per ordinary share	34,225,321	42,773,590	60,058,724
Net income per ordinary share-diluted	$0.21	$0.68	$0.72

CHINA DIGITAL TV HOLDING CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008
(In U.S. dollars in thousands, except share data)

16.	CONVERTIBLE REDEEMABLE PREFERRED SHARES

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

CHINA DIGITAL TV HOLDING CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008
(In U.S. dollars in thousands, except share data)

16.	CONVERTIBLE REDEEMABLE PREFERRED SHARES - continued

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

17.	WARRANT

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

CHINA DIGITAL TV HOLDING CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008
(In U.S. dollars in thousands, except share data)

17.	WARRANT - continued

The fair value of the warrant was $6,324 on November 16, 2006, the exercise date.  The fair value was estimated on the basis of the Black-Scholes option pricing model with the following assumptions:
November 16,
2006

Expected price volatility	34.9%
Risk-free interest rate	5.5%
Expected life of the warrant (in years)	0.62
Expected dividends	-
Fair value of preferred share	$3.72

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

18.	SHARE-BASED COMPENSATION

Option granted to employees

Pursuant to the directors' resolution, the Group adopted Share Incentive Plans in 2005, under which the Group may grant options to purchase up to 4,444,440 ordinary shares of the Group, to its employees, directors, and consultants, subject to vesting requirements.  Under Share Incentive Plans in 2005, there are four schemes of the options granted: Scheme I, Scheme II, Scheme III and Scheme IV, which were granted on February 3, 2005, September 22, 2006, December 5, 2006 and October 5, 2008, respectively.

On September 13, 2007, the directors of CDTV Holding approved the 2008 Stock Incentive Plan, pursuant to which the Group may grant options to purchase up 1,200,000 ordinary shares to its employees and other eligible people.  Scheme V was granted on October 5, 2008 under the 2008 Stock Incentive Plan.

Details of the Share Incentive Plans are as follows:

Scheme I

Grant date: February 3, 2005
Exercise price per share: $0.543
Expiration date: February 2, 2015
Number of options granted: 2,971,942

CHINA DIGITAL TV HOLDING CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008
(In U.S. dollars in thousands, except share data)

18.	SHARE-BASED COMPENSATION - continued

Option granted to employees - continued

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

CHINA DIGITAL TV HOLDING CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008
(In U.S. dollars in thousands, except share data)

18.	SHARE-BASED COMPENSATION - continued

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

Vesting schedule of the 352,000 options granted to the officer:

320,000 shares subject to the options shall become vested as to (1) 25% of such 320,000 ordinary shares on the closing of an initial public offering in an international stock exchange, provided such initial public offering shall occur within 3 years from the grant date, and (2) the remaining 75% of such 320,000 shall vest in 36 substantially equal monthly installments, with the first installment vesting on the last day of the month following the month in which the officer starts its employment and an additional installment vesting on the last day of each of the 35 months thereafter.  The vesting of the remaining 32,000 shares is conditional upon whether the performance of non-smart card and CA systems business in the fiscal years from 2007 to 2009 can meet certain financial targets.  As of December 31, 2008, the financial target has not been met.  However management believes the financial target is still probable being met in 2009.  As a result, a compensation expense of $16 in connection with these 32,000 shares was recognized in 2008.

CHINA DIGITAL TV HOLDING CO., LTD.

 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008
(In U.S. dollars in thousands, except share data)

18.	SHARE-BASED COMPENSATION - continued

Options granted to employees - continued

Scheme IV

Grant date: October 5, 2008
Exercise price per share: $0.543
Expiration date: October 4, 2018
Number of options granted: 53,280

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

Scheme V

Grant date: October 5, 2008
Exercise price per share: $7.89
Expiration date: October 4, 2018
Number of options granted: 406,776

Vesting schedule: (1) 25% of the total number of the option shares on the first anniversary of the grant date and (2) the remaining 75% of the Option Shares shall vest in 36 substantially equal monthly installments, with the first installment vesting on the last day of the month following the month in which the first anniversary of the Grant date occurs and an additional installment vesting on the last day of each of the 35 months thereafter.

Options granted to non-employees

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

CHINA DIGITAL TV HOLDING CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008
(In U.S. dollars in thousands, except share data)

18.	SHARE-BASED COMPENSATION - continued

Options granted to non-employees - continued

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

Management used the Black-Scholes option pricing model to estimate the fair value of the options on their respective grant date with the following assumptions:

	Scheme I/
	Options granted			Options granted
	to Tech Power			to an independent
	Enterprise	Scheme II	Scheme III	director	Scheme IV	Scheme V

Expected price volatility range	56.3%-58.1%	50.5%-50.6%	49.8%-52.4%	45.4%-48.1%	56.20%	56.20%
Risk-free interest rate range	4.17%-4.36%	5.77%-5.81%	5.77%-5.83%	4.99%-5.03%	2.92%	2.92%
Expected life range	5.25-6.33	5.50-6.26	5.28-6.54	5.19-5.94	6.25	6.25
Expected dividends	-	1.00%	1.00%	-	-	-
Fair value of ordinary
share at grant date	$0.27	$3.56	$3.56	$9.15	$7.66	$7.66

CHINA DIGITAL TV HOLDING CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008
(In U.S. dollars in thousands, except share data)

18.	SHARE-BASED COMPENSATION - continued

Option exercise - continued

The fair value of the option at the grant date was $0.11, $2.38, $1.67, $6.48, $7.22 and $4.24 for each option for Scheme I, Scheme II, and Scheme III option plans, options granted to the independent director, Scheme IV and Scheme V, respectively.

In calculating the fair value of the options using the Black-Scholes option pricing model, the following major assumptions were used:

(1)	Volatility

The volatility of the underlying ordinary shares during the life of the options was estimated based on the historical stock prices volatility of listed comparable companies over a period comparable to the expected term of the options or the Company's own historical stock price volatility.  The companies selected for reference were Comcast Corporation, Cablevision Systems Corporation, Thomson, and NDS Group plc.

(2)	Risk free interest rate

Risk free interest rate was estimated based on the yield to maturity of China international government bonds with a maturity period close to the expected term of the options.

(3)	Expected term

The Company estimated the expected term as the average between the vesting term of the options and the original contractual term.

(4)	Dividend yield

The dividend yield was estimated by the Company based on its expected dividend policy over the expected term of the options.

(5)	Exercise price

The exercise price of the options was determined by the Company's board of directors.

CHINA DIGITAL TV HOLDING CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008
(In U.S. dollars in thousands, except share data)

18.	SHARE-BASED COMPENSATION - continued

Option exercise - continued

(6)	Fair value of underlying ordinary shares

The estimated fair value of the ordinary shares underlying the options, which were granted before the Company's IPO in October 2007, as of the respective grant dates, except for the options to purchase 40,000 of the Company's ordinary shares granted on May 15, 2007, was determined based on (i) a contemporaneous valuation performed by American Appraisal China Limited with respect to option grants made on September 22, 2006 and (ii) a retrospective valuation performed by American Appraisal China Limited with respect to option grants made on February 3, 2005, as indicated in its valuation reports dated January 2, 2007.  As the Company believed that there was no material change in its operations in the short period between September 22, 2006 and December 5, 2006 that would materially impact the fair value of its ordinary shares, the estimated fair value of share options granted on December 5, 2006 was determined based on the estimated fair value of its ordinary shares as of September 22, 2006.  The estimated fair value of share options granted on May 15, 2007 was determined based on the price paid by investors to purchase the Company's ordinary shares from China Capital in eight separate transactions in March and April 2007.  Since such sales and purchases of the Company's ordinary shares took place between unrelated parties at arm's length and the aggregate number of ordinary shares sold in those transactions accounted for more than 10% of the Company's total issued and outstanding shares, the Company believes that the purchase price paid by the investors in those transactions represents the fair value of its ordinary shares at the time of those transactions.  In light of the fact that no significant changes in the financial, business and other conditions of the Company occurred between April and May 2007, the Company determined that such purchase price continued to represent the fair value of the Company's ordinary shares on May 15, 2007. For the share options granted after the Company's IPO, the fair value of ADSs representing its ordinary shares on the grant date is determined by the closing trade price of ordinary shares on the grant date.

A summary of stock option activity is as follows:

		Weighted average
	Number of options	exercise price

Options outstanding as at December 31, 2006	4,032,459	$1.27
Granted	40,000	4.17
Exercised	-	-
Forfeited	(11,556)	4.17
Options outstanding as at December 31, 2007	4,060,903	1.29
Granted	460,056	7.04
Exercised	(2,220,182)	1.03
Forfeited	(2,915)	4.17
Options outstanding as at December 31, 2008	2,297,862	$2.69

CHINA DIGITAL TV HOLDING CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008
(In U.S. dollars in thousands, except share data)

18.	SHARE-BASED COMPENSATION - continued

Option exercise - continued

The following table summarizes information with respect to share options outstanding at December 31, 2008:

				Weighted-average
	Weighted-average	Number	Number	remaining	Intrinsic
	exercise price	outstanding	exercisable	contractual life	value

Scheme I and Options granted to
Tech Power Enterprise	$0.54	969,723	656,633	6.09 years	$7.84
Scheme II	1.77	511,316	185,044	7.72 years	6.61
Scheme III	4.17	316,767	72,513	7.93 years	4.21
Options granted to an independent director	4.17	40,000	27,778	8.37 years	4.21
Scheme IV	0.54	53,280	-	9.76 years	7.84
Scheme V	$7.89	406,776	-	9.76 years	$0.49
		2,297,862	941,968

The weighted-average grant-date fair value of options granted during the years 2006, 2007 and 2008 was $1.97, $6.48 and $4.59, respectively.

The aggregate intrinsic value of options outstanding and vested as of December 31, 2008 was $13,101 and $9,271, respectively.

A summary of unvested stock option activity as of December 31, 2008, and changes during the year ended December 31, 2008 is presented below:

		Weighted average
Unvested Stock Option	Number of Shares	Grant-date Fair Value

Unvested at January 1, 2008	1,329,516	$1,704
Granted	460,056	2,111
Vested	(766,924)	(663)
Forfeited	(2,915)	(5)
Unvested at December 31, 2008	1,019,733	$3,147

The Group recorded a related compensation expense of $338, $1,261 and $1,044 for the years ended December 31, 2006, 2007 and 2008, respectively.

As of December 31, 2008, total unrecognized compensation expense related to the unvested share options was $1,939, which is expected to be recognized over a weighted-average period of 1.89 years according to the graded vesting schedule.

CHINA DIGITAL TV HOLDING CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008
(In U.S. dollars in thousands, except share data)

19.	SHARE REPURCHASE PROGRAM

On September 17, 2008, the Company announced the authorization of a share repurchase program pursuant to which the Company was entitled, in the period from September 15, 2008 to November 21, 2008, to purchase up to $40,000 worth of its issued and outstanding ADSs.  Under this program 2,307,566 ADSs were repurchased at a total consideration of $16,255 (including transaction costs).  These ADSs were cancelled immediately after the repurchase.

20.	MAINLAND CHINA CONTRIBUTION PLAN

Full time employees of the Group in the PRC participate in a government-mandated multiemployer defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees.  PRC labor regulations require the Group to accrue for these benefits based on certain percentages of the employees' salaries.  The total contribution for such employee benefits was $392, $784 and $1,522 for the years ended December 31, 2006, 2007 and 2008, respectively.

21.	COMMITMENT

Lease commitment

The Group has operating lease agreements principally for its office spaces in the PRC.  These leases expire through 2011 and are renewable upon negotiation.  Rental expense under operating leases for the years ended December 31, 2006 and 2007 and 2008 was $306, $535, and $914, respectively.

Future minimum lease payments under non-cancelable operating lease agreements are as follows:

2009	$367
2010	15
2011	11
$393

CHINA DIGITAL TV HOLDING CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008
(In U.S. dollars in thousands, except share data)

22.	RELATED PARTY BALANCES AND TRANSACTIONS

a.	Amounts due from related parties

	December 31,
	2007	2008

Amount due from N-T Information Engineering	$1,277	$-

●
For the balance as at December 31, 2007, $1,471 represented a loan provided to N-T Information Engineering in April 2007.  The loan is interest bearing at a rate of 0.47925% per month and is repayable in April 2008.  The remaining balance of $194 was advance from customers for goods sold to N-T Information Engineering.

●	In December 2008, the loan of $1,635 was repaid in full by N-T Information Engineering, with the same RMB equivalent amount as the loan provided.

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

d.
The Group granted 143,474 Type I options under Scheme I of Share Incentive Plans to Tech Power Enterprises, an affiliated company of SAIF, and accordingly the Group incurred $3, $41, $9 of share-based compensation expense in 2006, 2007 and 2008, respectively.

e.	Pursuant to an agreement entered into in March 2007, N-T Information Engineering granted the Group a non-exclusive license to use certain trademarks free of charge.

f.	In August 2008, the Group entered into agreement with N-T Information Engineering to acquire two intangible assets, digital watermarking and image tracing technologies with a cost of $1,299.

g.	In December 2008, the Group acquired for free the licensed graphic logo from N-T Information Engineering.

CHINA DIGITAL TV HOLDING CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008
(In U.S. dollars in thousands, except share data)

23.	DIVIDENDS

Dividends before IPO

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

Cash distribution to shareholders

In December 2008, the Group decided to pay $1.00 per ordinary share to shareholders of record as of the close of business on January 8, 2009.  As of December 31, 2008, the number of ordinary shares outstanding was 57,209,548 and the payable to shareholders amounted to $57,210, accordingly.  The cash payment was made in February 2009 to shareholders based on the number of shares outstanding on the record date.

24.	STATUTORY RESERVES

As stipulated by the relevant law and regulations in the PRC, the Company's subsidiary and variable interest entity in the PRC are required to maintain non-distributable statutory surplus reserve.  Appropriations to the statutory surplus reserve are required to be made at not less than 10% of profit after taxes as reported in these entities' statutory financial statements prepared under PRC GAAP.  Once appropriated, these amounts are not available for future distribution to owners or shareholders.  Once the general reserve is accumulated to 50% of these entities' registered capital, these entities can choose not to provide more reserves.  The statutory reserve may be applied against prior year losses, if any, and may be used for general business expansion and production and an increase in registered capital of these entities.  Amounts contributed to the statutory reserve were $1,965 and $3,335 and $4,496 for 2006, 2007 and 2008 respectively.

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

4.6*	Trademark Licensing Agreement entered into in March 2007 between Beijing Novel-Tongfang Information Engineering Co., Ltd. and Beijing Novel-Tongfang Digital TV Technology Co., Ltd.

4.7*	Equipment Leasing Agreement, dated June 7, 2004, between Beijing Novel-Tongfang Digital TV Technology Co., Ltd. and Beijing Super TV Co., Ltd.

4.8*	Technical Support and Related Service Agreement, dated June 7, 2004, between Beijing Novel-Tongfang Digital TV Technology Co., Ltd. and Beijing Super TV Co., Ltd.

4.9*	Technology License Agreement, dated June 7, 2004, between Beijing Novel-Tongfang Digital TV Technology Co., Ltd. and Beijing Super TV Co., Ltd.

4.10*	Technology Development Agreement, dated June 7, 2004, between Beijing Novel-Tongfang Digital TV Technology Co., Ltd. and Beijing Super TV Co., Ltd.

4.11*	Products and Software Purchase Agreement, dated June 7, 2004, between Beijing Novel-Tongfang Digital TV Technology Co., Ltd. and Beijing Super TV Co., Ltd.

Number	Description of Exhibit

4.12	Letter of Consent, dated April 30, 2009, issued by Beijing Super TV Co., Ltd. to Beijing Novel-Super Digital TV Technology Co., Ltd.

4.13	Equity Transfer Agreement, dated June 20, 2008 between Ms. Wei Gao and Mr. Junming Wu for Beijing Novel-Super Digital TV Technology Co., Ltd.

4.14	Equity Transfer Agreement, dated November 24, 2008, between Novel-Tongfang Information Engineering Co., Ltd. and Mr. Shizhou Shen for Beijing Novel-Super Digital TV Technology Co., Ltd.

4.15	Equity Transfer Agreement, dated November 24, 2008, between Novel-Tongfang Information Engineering Co., Ltd. and Mr. Lei Zhang for Beijing Novel-Super Digital TV Technology Co., Ltd.

4.16
Equity Transfer Option Agreement, dated June 7, 2004, among Beijing Super TV Co., Ltd., Novel-Tongfang Information Engineering Co., Ltd. and Ms. Li Yang*; the Supplemental Agreement thereto, dated September 1, 2005, among Beijing Super TV Co., Ltd., Novel-Tongfang Information Engineering Co., Ltd., Ms. Li Yang and Beijing Novel-Tongfang Digital TV Technology Co., Ltd. *; the No. 2 Supplemental Agreement thereto, dated August 18, 2007, among Beijing Super TV Co., Ltd., Novel-Tongfang Information Engineering Co., Ltd., Ms. Li Yang, Beijing Novel-Tongfang Digital TV Technology Co., Ltd. and Ms. Wei Gao*; the No. 3 Supplemental Agreement thereto, dated June 20, 2008, among Beijing Super TV Co., Ltd., Beijing Novel-Super Digital TV Technology Co., Ltd., Novel-Tongfang Information Engineering Co., Ltd., Ms. Wei Gao and Mr. Junming Wu; and the No. 4 Supplemental Agreement thereto, dated November 24, 2008, among Beijing Super TV Co., Ltd., Beijing Novel-Super Digital TV Technology Co., Ltd., Novel-Tongfang Information Engineering Co., Ltd., Mr. Junming Wu, Mr. Lei Zhang and Mr. Shizhou Shen.

4.17*	Share Pledge Agreement, dated September 1, 2005, between Novel-Tongfang Information Engineering Co., Ltd. and Beijing Super TV Co., Ltd.

4.18	Termination Agreement of Share Pledge, dated November 24, 2008, between Beijing Super TV Co., Ltd. and Novel-Tongfang Information Engineering Co., Ltd.

4.19
Share Pledge Agreement, dated September 1, 2005, between Ms. Li Yang and Beijing Super TV Co., Ltd.*; the Supplemental Agreement thereto, dated August 18, 2007, among Ms. Li Yang, Beijing Super TV Co., Ltd. and Ms. Wei Gao*; and the No.2 Supplemental Agreement thereto, dated June 20, 2008, among Beijing Super TV Co., Ltd., Ms. Wei Gao and Mr. Junming Wu.

4.20	Share Pledge Agreement, dated November 24, 2008, between Mr. Shizhou Shen and Beijing Super TV Co., Ltd.

4.21	Share Pledge Agreement, dated November 24, 2008, between Mr. Lei Zhang and Beijing Super TV Co., Ltd.

Number	Description of Exhibit

4.22
Business Operating Agreement, dated September 1, 2005, among Beijing Super TV Co., Ltd., Novel-Tongfang Information Engineering Co., Ltd., Ms. Li Yang and Beijing Novel-Tongfang Digital TV Technology Co., Ltd. *; the Supplemental Agreement thereto, dated August 18, 2007, among Beijing Super TV Co., Ltd., Novel-Tongfang Information Engineering Co., Ltd., Ms. Li Yang, Beijing Novel-Tongfang Digital TV Technology Co., Ltd. and Ms. Wei Gao*; the No.2 Supplemental Agreement thereto, dated June 20, 2008, among Beijing Super TV Co., Ltd., Beijing Novel-Super Digital TV Technology Co., Ltd., Novel-Tongfang Information Engineering Co., Ltd., Ms. Wei Gao and Mr. Junming Wu; and the No. 3 Supplemental Agreement thereto, dated November 24, 2008, among Beijing Super TV Co., Ltd., Beijing Novel-Super Digital TV Technology Co., Ltd., Novel-Tongfang Information Engineering Co., Ltd., Mr. Junming Wu, Mr. Lei Zhang and Mr. Shizhou Shen.

4.23*	Power of Attorney, dated September 1, 2005, of Novel-Tongfang Information Engineering Co., Ltd.

4.24*	Power of Attorney, dated August 18, 2007, of Ms. Wei Gao.

4.25	Power of Attorney, dated June 20, 2008, of Mr. Junming Wu.

4.26	Power of Attorney, dated November 24, 2008, of Mr. Shizhou Shen.

4.27	Power of Attorney, dated November 24, 2008, of Mr. Lei Zhang.

4.28*	Entrusted Loan Agreement, dated August 23, 2004, among Beijing Super TV Co., Ltd., Beijing Novel-Tongfang Digital TV Technology Co., Ltd. and Bank of Beijing, Shangdi Branch.

4.29*	Entrusted Loan Agreement, dated July 13, 2004, among Beijing Super TV Co., Ltd., Novel-Tongfang Information Engineering Co., Ltd. and Bank of Beijing, Shangdi Branch.

4.30*	Entrusted Loan Agreement, dated August 25, 2005, among Beijing Super TV Co., Ltd., Novel-Tongfang Information Engineering Co., Ltd. and Bank of Beijing, Shangdi Branch.

4.31*
Loan Agreement, dated April 4, 2007, between Beijing Super TV Co., Ltd. and Novel-Tongfang Information Engineering Co., Ltd. and the related Entrusted Loan Agreement, dated April 12, 2007, among Beijing Super TV Co., Ltd., Novel-Tongfang Information Engineering Co., Ltd. and Bank of Beijing, Shangdi Branch.

4.32	Loan Agreement, dated November 24, 2008, between Mr. Shizhou Shen and Beijing Super TV Co., Ltd.

4.33	Loan Agreement, dated November 24, 2008, between Mr. Lei Zhang and Beijing Super TV Co., Ltd.

4.34*	Service Agreement, dated April 2, 2007, between Novel-Tongfang Information Engineering Co., Ltd. and Beijing Novel-Tongfang Digital TV Technology Co., Ltd.

4.35*	Interest Payment Agreement, dated November 30, 2006, between Beijing Novel-Tongfang Digital TV Technology Co., Ltd. and Beijing Super TV Co., Ltd.

4.36*	Form of Property Lease Agreement.

4.37*	Fixed Assets Transfer Agreement, dated March 28, 2007, between Beijing Novel-Tongfang Digital TV Technology Co., Ltd. and Beijing Super TV Co., Ltd.

Number	Description of Exhibit

4.38*	Form of Employment Agreement and related Form of Agreement on Confidentiality and Intellectual Property.

4.39*	Form of Non-Disclosure, Non-Competition, Commitment and Proprietary Information Agreement.

4.40*	Form of Indemnification Agreement for Directors.

4.41*	Amended and Restated 2005 Stock Incentive Plan of China Digital TV Holding Co., Ltd. and form of stock option agreement.

4.42††*	Cooperation Agreement, dated January 5, 2007, between Beijing Novel-Tongfang Digital TV Technology Co., Ltd. and Jiangsu Qingda Science and Technology Industries Co., Ltd.

4.43*	Cooperation Agreement, dated July 18, 2007, between Beijing Novel-Tongfang Digital TV Technology Co., Ltd. and China Electronics Smart Card Co., Ltd.

4.44*	2008 Stock Incentive Plan of China Digital TV Holding Co., Ltd.

4.45#	Agreement for Equity Transfer of Beijing Novel-Super Digital TV Technology Co., Ltd., dated December 2007, between China Digital TV Technology Co., Ltd. and Golden Benefit Technology Co., Ltd.

4.46	Intellectual Property Transfer Agreement, dated August 13, 2008, between Novel-Tongfang Information Engineering Co., Ltd. and Beijing Super TV Co., Ltd.

4.47	Equity Transfer Agreement, dated October 5, 2008, between Beijing Super TV Co., Ltd. and Beijing Novel-Super Digital TV Technology Co., Ltd.

4.48	Framework Agreement for Purchase of Computer Chips, dated December 12, 2008, between Beijing Super TV Co., Ltd. and Beijing Novel-Super Digital TV Technology Co., Ltd.

8.1	List of Subsidiaries of China Digital TV Holding Co., Ltd.

11.1*	Code of Business Conduct and Ethics of China Digital TV Holding Co., Ltd.

12.1	CEO Certification pursuant to Rule 13a - 14(a).

12.2	CFO Certification pursuant to Rule 13a - 14(a).

13.1	CEO Certification pursuant to Rule 13a - 14(b).

13.2	CFO Certification pursuant to Rule 13a - 14(b).

23.1	Consent of Deloitte Touche Tohmatsu CPA Ltd.

23.2	Consent of King & Wood, PRC Lawyers.

††	Portions of the agreement have been omitted pursuant to a confidential treatment request and have been filed with the SEC separately with a confidential treatment request.

*	Previously filed as an exhibit to the Registration Statement on Form F-1 (File No. 333-146072) of China Digital TV Holding Co., Ltd. and incorporated herein by reference thereto.

#
Previously filed as an exhibit to the annual report on Form 20-F (File No. 001-33692) of China Digital TV Holding Co., Ltd. filed with the SEC on June 18, 2008 and incorporated herein by reference thereto.