Form 20-F
period 2009-12-31
China Digital TV Holding Co., Ltd.
filed 2010-04-30
CIK 1405503

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2009
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from __________ to __________
OR
☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 Date of event requiring this shell company report __________

Commission file number 001-33692

CHINA DIGITAL TV HOLDING CO., LTD.
(Exact Name of Registrant as Specified in Its Charter)

N/A	Cayman Islands
(Translation of Registrant’s Name Into English)	(Jurisdiction of Incorporation or Organization)

Jingmeng High-Tech Building B, 4th Floor
No. 5 Shangdi East Road
Haidian District, Beijing 100085
People’s Republic of China
(Address of Principal Executive Offices)

Mr. Yuan Yuan
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

As of December 31, 2009, 58,044,640 ordinary shares, par value US$0.0005 per share, were issued and outstanding.

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

Large Accelerated Filer ☐ Accelerated Filer  ☑  Non-Accelerated Filer ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statement included in this filing:

U.S. GAAP  ☑

International Financial Reporting Standards as issued by the International Accounting Standards Board ☐

Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.    Item 17 ☐  Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes  ☐  No ☑

TABLE OF CONTENTS

i

INTRODUCTION

Except where the context otherwise requires and for purposes of this annual report only:

•	“ADSs” refers to our American depositary shares, each of which represents one ordinary share;

•	“ADRs” refers to American depositary receipts, which, if issued, evidence our ADSs;

•
“CA systems” refers to conditional access systems provided to the PRC’s digital television market, which consist of: (1) smart cards that are inserted into set-top boxes at the subscriber’s end, or terminal end; (2) software installed at the digital television network operator’s transmission point, or head end; and (3) software for set-top boxes, enabling digital television network operators to control the distribution of contents and value-added services to their subscribers and block unauthorized access to their networks;

•	“China” or the “PRC” refers to the People’s Republic of China, excluding, for the purposes of this annual report, Hong Kong, Macau and Taiwan;

•	“RMB” or “Renminbi” refers to the legal currency of China;

•	“U.S. dollars” or “US$” refers to the legal currency of the United States;

•	“U.S. GAAP” refers to generally accepted accounting principles in the United States; and

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

FORWARD-LOOKING STATEMENTS

This annual report contains forward-looking statements, within the meaning of Section 27A of the Securities Act of 1933, as amended, or the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act, with respect to our business, operating results and financial condition as well as our current expectations, assumptions, estimates and projections about our industry. All statements other than statements of historical fact in this annual report are forward-looking statements. These forward-looking statements can be identified by words or phrases such as the words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “plan,” “may,” “is/are likely to,” “should,” “will” and similar expressions. These forward-looking statements include, without limitation, statements relating to:

•	changes in technology standards in the digital television broadcasting industry and our ability to adapt to these changes;

•	our expectations regarding demand for our products and services;

•	our ability to develop new products and services, and expand our sales and distribution network and other aspects of our operations;

•	expected changes in our revenues and cost and expense items;

•	our ability to effectively protect our intellectual property rights as well as not infringe on the intellectual property rights of others;

•	the competitiveness of our products and services;

•	the level of competition in the CA systems market;

•	government policies and regulations relating to the digital television broadcasting industry, the CA systems industry and other areas relevant to our business activities;

•	any significant changes to the PRC government’s ongoing digitalization program;

•	general economic and business conditions in the PRC and elsewhere;

•	our future business development and economic performance;

•	our future business development plans and strategic initiatives; and

•	the future expansion of the PRC digital television broadcasting market, and factors driving that growth.

These forward-looking statements involve various risks and uncertainties. These forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual results may differ materially from the information contained in the forward-looking statements as a result of a number of factors, including, without limitation, the risk factors set forth in “Item 3. Key Information—D. Risk Factors” and the following:

•	general economic and business conditions in the PRC and elsewhere;

•	governmental, statutory, regulatory or administrative initiatives affecting us;

•	trends in the PRC’s digital television broadcasting industry, including progress of digitalization in the PRC and the growth of digital television network operators;

•	future profitability of our business and operations;

•	exchange rate fluctuations between the Renminbi and other currencies; and

•	the availability of qualified management and technical personnel.

Due to these risks, uncertainties and assumptions, the forward-looking events and circumstances discussed in this annual report might not occur in the way we expect, or at all. Accordingly, you should not place undue reliance on any forward-looking information. The forward-looking statements made in this annual report relate only to events or information as of the date on which the statements are made in this annual report. We undertake no obligation to update or otherwise revise the forward-looking statements in this annual report, whether as a result of new information, future events or otherwise.

PART I

Item 1.	Identity of Directors, Senior Management and Advisers

Not Applicable.

Item 2.	Offer Statistics and Expected Timetable

Not Applicable.

Item 3.	Key Information

A.          Selected Financial Data

Our Selected Consolidated Financial Data

The following selected consolidated financial data should be read in conjunction with “Item 5. Operating and Financial Review and Prospects” and our audited consolidated financial statements and the notes thereto included elsewhere in this annual report on Form 20-F. The selected consolidated statement of operations data for the years ended December 31, 2007, 2008 and 2009, and the selected consolidated balance sheet data as of December 31, 2008 and 2009 set forth below are derived from our audited consolidated financial statements included elsewhere in this annual report. The selected consolidated statement of operations data for the years ended December 31, 2005 and 2006 and the selected historical consolidated balance sheet data as of December 31, 2005, 2006 and 2007 set forth below are derived from our audited consolidated financial statements which are not included in this annual report.

Our audited historical consolidated financial statements have been prepared and presented in accordance with U.S. GAAP.

Our historical results for any prior period do not necessarily indicate our results to be expected for any future period.

	For the years ended December 31,
	2005		2006		2007		2008		2009
	(In thousands of U.S. dollars, except share and per share data)
Consolidated Statements of Operations Data:
Revenues
Products	US$	9,291	US$	26,443	US$	49,741	US$	64,412	US$	49,146
Services		3,855		4,182		6,011		6,285		5,918
Total revenues		13,146		30,625		55,752		70,697		55,064
Business tax		(60)		(255)		(299)		(363)		(360)
Net revenues		13,086		30,370		55,453		70,334		54,704
Cost of revenues
Products		1,936		4,726		8,100		10,877		9,716
Services		1,967		1,859		2,135		2,828		3,686
Total cost of revenues		3,903		6,585		10,235		13,705		13,402
Gross profit		9,183		23,785		45,218		56,629		41,302
Total operating expenses		3,830		5,297		12,107		19,068		20,775
Income from operations		5,353		18,488		33,111		37,561		20,527
Interest income		117		279		2,790		9,138		6,070
Other income (expense)		—		—		263		(412)		(65)
Recognition of the change in the fair value of the warrant		(18)		(5,406)		—		—		—
Income before income taxes		5,452		13,361		36,164		46,287		26,532
Income tax benefit/ (expense)		66		59		(2,342)		(3,235)		(1,261)
Net loss/(income) from equity method investments		—		—		6		4		(20)
Net income before noncontrolling interest		5,518		13,420		33,816		43,048		25,291
Net income/(loss) attributable to noncontrolling interest		975		430		—		(14)		(13)
Cash dividend to preferred shareholder		—		(5,731)		—		—		—
Net income attributable to holders of ordinary shares	US$	4,543	US$	7,259	US$	33,816	US$	43,062	US$	25,304

	For the years ended December 31,
	2005		2006		2007		2008		2009
	(In thousands of U.S. dollars, except share and per share data)
Earnings per share data:
Net income per share—basic ordinary shares	US$	0.11	US$	0.24	US$	0.74	US$	0.75	US$	0.44
Net income per share—basic participating preferred shares		0.11		0.54		0.66		—		—
Net income per ordinary share—diluted	US$	0.11	US$	0.21	US$	0.68	US$	0.72	US$	0.43
Weighted average shares used in calculating basic net income per share—ordinary shares		30,000,000		30,488,889		39,170,004		57,138,985		57,728,009
Weighted average shares used in calculating basic net income per share—preferred shares		10,000,000		10,519,120		7,389,394		—		—
Weighted average shares used in calculating basic net income per share		30,000,000		34,225,321		42,773,590		60,058,724		58,591,072

Consolidated Balance Sheet Data:
Cash and cash equivalents	US$	8,272	US$	21,137	US$	228,958	US$	202,947	US$	131,087
Total assets		16,217		33,505		263,735		297,976		263,488
Total liabilities		6,362		21,564		11,884		71,950		10,464
Series A convertible redeemable preferred shares		12,000		16,078		—		—		—
Total shareholders’ (deficiency)/ equity		(5,089)		(8,137)		247,851		224,462		253,024
Noncontrolling interest		2,944		4,000		4,000		1,564		—
Total liabilities, noncontrolling interest, Series A convertible redeemable preferred shares and shareholders equity	US$	16,217	US$	33,505	US$	263,735	US$	297,976	US$	263,488

In December 2008, our board of directors declared a special cash dividend of US$1.00 per ordinary share. This special dividend in the aggregate amount of US$57.3 million was fully paid by the end of February 2009.

Exchange Rate Information

We present our historical consolidated financial statements in U.S. dollars. In addition, solely for the convenience of the reader, certain pricing information is presented in U.S. dollars and certain contractual amounts that are in Renminbi include a U.S. dollar equivalent. Except as otherwise specified, this pricing information and these contractual amounts are translated at US$1.00 to RMB6.8259, the noon buying rate in The City of New York for cable transfers of Renminbi as certified for customs purposes by the Federal Reserve Bank of New York on December 31, 2009. These translations should not be construed as representations that the Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi at such rates or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of RMB into foreign exchange and through restrictions on foreign trade.

On April 23, 2010, the noon buying rate in The City of New York for cable transfers of Renminbi as certified for customs purposes by the Federal Reserve Bank of New York was RMB6.8270 to US$1.00. The following table sets forth additional information concerning exchange rates between Renminbi and U.S. dollars for the periods indicated. These rates are provided solely for your convenience and are not necessarily the exchange rates that we used in this annual report or will use in the preparation of our periodic reports or any other information to be provided to you.

	RMB per US$1.00 Noon Buying Rate
Period	Period End	Average(1)	Low	High
2005	8.0702	8.1826	8.0702	8.2765
2006	7.8041	7.9579	7.8041	8.0702
2007	7.2946	7.5806	7.2946	7.8127
2008	6.8225	6.9193	6.7800	7.2946
2009	6.8259	6.8295	6.8176	6.8470
October	6.8264	6.8267	6.8248	6.8292
November	6.8265	6.8271	6.8255	6.8300
December	6.8259	6.8275	6.8244	6.8299
2010
January	6.8268	6.8269	6.8258	6.8295
February	6.8258	6.8285	6.8258	6.8330
March	6.8258	6.8262	6.8254	6.8270
April (through April 23)	6.8270	6.8256	6.8229	6.8275

Source: Federal Reserve Bank of New York

(1)	Annual averages are calculated using month-end rates. Monthly averages are calculated using the average of the daily rates during the relevant period.

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

Risks Relating to Our Business and Industry

The PRC television broadcasting industry may not digitalize as quickly as we expect, as a result of which our revenues and net income would be materially adversely affected.

Our future success depends upon the pace at which PRC television network operators switch from analog to digital transmission. Analysys International, a Beijing-based market research firm, projected that the number of digital cable television subscribers in the PRC will grow from 63.5 million as of December 31, 2009 to 110.5 million as of December 31, 2011. However, various factors, including those beyond our control, may cause PRC television network operators to convert from analog to digital transmission at a slower pace. In particular, although the PRC government has strongly encouraged cable television network operators to digitalize their networks and has set a target of 2015 for all, except for up to six, analog channels to be switched off, it may relax or cancel the 2015 target. The pace of digitalization may also be slowed down as a result of uncertainties in the change of industrial policies. In addition, PRC television viewers may fail to subscribe to digital television services in sufficient numbers to support wide-scale digitalization. PRC television network operators may also decide that the commercial benefits of digitalization are outweighed by the costs or other commercial or policy considerations. If any of these or other factors were to cause the pace of digitalization to proceed significantly more slowly than we anticipate, our sales of CA systems, in particular smart cards, would suffer significantly, and our revenues and net income would be materially and adversely affected.

Changes in the regulatory environment of, and government policies towards, the PRC television broadcasting industry could have a material adverse effect on our business, financial condition and results of operations.

Strong PRC government support has been a significant driver of the PRC television broadcasting industry’s transition from analog to digital transmission. Although the PRC government has set a target of 2015 for all cable television networks to switch to digital transmissions, terminating all analog transmissions except for up to six channels that will continue in service for the benefit of those unable to afford digital television, we cannot assure you that the government will not change or adjust its digitalization policies at any time, including canceling or relaxing the target for digitalization. If the digitalization process in the PRC were to be slowed down or otherwise adversely affected by any government action or inaction, we may not be able to develop new customers or attract new business from existing customers, and our growth and prospects would be materially and adversely affected.

Furthermore, the television broadcasting industry in the PRC is highly regulated. Government regulations with respect to television broadcasting content, the amount and content of advertising, the pricing of pay-television subscriptions, the role of private-sector investment and the role of foreign investment significantly influence the business strategies and operating results of our customers. For example, the PRC State Administration of Radio, Film and Television, or the SARFT, issues licenses without which our customers cannot operate, and may withdraw such licenses for violation of its regulations. Among other things, the SARFT must approve the creation of new premium content channels and has the power to order television network operators to stop airing programs or advertising that it considers illegal or inappropriate. Any adverse government actions against television network operators could in turn cause us to lose existing or potential customers.

In addition, many of our customers are directly or indirectly owned by the central PRC government or provincial or local governments. As a result, their business strategies and capital expenditure budgets are significantly influenced by government policies at various levels. Any change in the business strategies of our customers that leads to a reduction in the funds available to purchase our CA systems could have a material adverse effect on our business, financial condition and results of operations. Furthermore, the ongoing consolidation of the PRC cable television broadcasting industry could, among other things, substantially increase the bargaining power of the consolidated network operators over us and require us to reduce the prices of our CA systems and other products and services, which could, in turn, materially and adversely affect our revenues and profitability.

If significant numbers of television viewers in the PRC are unwilling to pay for digital television or value-added services, our business and profits will suffer.

The substantial majority of our revenues are derived from digital television network operators who purchase our head-end CA systems software and smart cards to insert in the set-top boxes of their subscribers. As a result, we are substantially dependent upon the television network operators’ ability to sell digital television subscriptions to viewers. In addition, the success of our efforts to generate future revenues by offering value-added services to television viewers ultimately depends on whether viewers are willing to pay for such value-added services.

We cannot assure you that television network operators will be successful in promoting digital television or value-added services. In particular, television viewers in the PRC are accustomed to receiving television for free or for a very low price. Even viewers who are accustomed to paying for cable television subscriptions have historically paid very low rates and may not be willing to pay significantly higher rates for digital television services, or additional fees for value-added services. If digital television network operators are unable to develop unique and compelling content to differentiate from the content provided through analog transitions or offer value-added services that meet viewers’ needs at an affordable price, they may find it difficult to persuade viewers to accept the pay-television model or pay more for digital television or value-added services than viewers have historically paid for analog television. In that event, our customers’ digital subscriber numbers may not grow and we may be unable to sustain our current level of revenue.

If large numbers of television network operators who have already installed our CA system head-end software do not purchase sufficient quantities of our smart cards, our financial condition and results of operations would be materially and adversely affected.

Television network operators who purchase and install our CA systems head-end software generally purchase our smart cards in batches over a period from several months to several years as they roll out digital services to their subscribers in stages. Substantially all of our revenues are derived from the sale of smart cards to customers who are engaged in such service roll-outs. However, certain television network operators have installed our CA systems head-end software and subsequently failed to purchase sufficient quantities of our smart cards. Factors that may cause a television network operator to suspend or halt its digitalization using our products include, but are not limited to, changes in such television network operator’s management priorities or financial condition, and a decision by such television network operator to carry out digitalization using the CA systems of a competitor.

In January 2010, the PRC government stepped up its policy to encourage convergence of television broadcasting, telecommunications and Internet services. Although this policy may lead to acceleration of the digitalization of cable networks as the cable operators prepare themselves for potential competition from telecommunications operators, it may also have a material adverse effect on our business. In particular, as a response to that policy, and as an important measure to strengthen the competitiveness of the cable television industry as a whole, the SARFT has increased its efforts to consolidate the cable television industry. As a result, provincial cable operators have gained increasing influence over the municipal cable operators, including the latter’s purchase and investment decisions. If the provincial cable operators, who may be CA customers of our competitors or otherwise prefer our competitors’ products, direct the municipal cable operators to suspend or cancel their orders for our smart cards or purchase smart cards from our competitors, our business could suffer.

If large numbers of television network operators who have already installed our CA systems head-end software fail to purchase commercial quantities of our smart cards, our financial condition and results of operations would be materially and adversely affected.

We derive substantially all of our revenues from customers who are installing new CA systems, and if we are unable to continue attracting new customers to install our CA systems or persuade existing customers to purchase our system upgrades or value-added applications, our profitability and prospects may be materially and adversely affected.

CA systems vendors in more mature digital television markets, such as the United States and Europe, derive revenues not only from the purchase of new CA systems by television network operators who are switching from analog to digital transmissions, but also from the purchase of new and replacement smart cards, system upgrades and new value-added services by existing customers. In the PRC, however, cable television network operators are still in the process of purchasing CA systems and introducing digital content and services to their subscribers. To date, none of our customers have made a follow-on purchase for system upgrades or card replacements. As a result, the success of our business depends entirely on our ability to attract a continuing stream of customers who are switching from analog to digital transmission. If we are unable to continue attracting sufficient numbers of such customers, or to begin developing a significant source of recurring revenues, our profitability and prospects may be materially and adversely affected.

We have a limited operating history, which may make it difficult for you to evaluate our business and prospects.

In the years immediately following the commencement of our operations in 2004, we enjoyed rapid growth in revenues primarily due to the fast pace of digitalization by cable television network operators in the PRC. Our net revenues increased 260.7%, 132.1% and 82.6% in 2005, 2006 and 2007, respectively, compared to the prior year. However, these revenue growth rates, which have continued to decrease over time, may not be representative of future growth or be sustainable. In particular, our net revenues increased 26.8% in 2008 compared to the prior year, which is significantly lower than our growth rates in previous years. Furthermore, our net revenues decreased by 22.9% in 2009 — the first time since our inception. As our operating history is limited, the revenue and income potential of our business and markets are unproven. Our historical operating results may not provide a meaningful basis for evaluating our business, financial performance and prospects. In addition, we face numerous risks, uncertainties, expenses and difficulties frequently encountered by companies at an early stage of development. Some of these risks and uncertainties relate to our ability to:

•	develop new customers or new business from existing customers;

•	enhance the technical sophistication of the products we offer;

•	respond effectively to competitive pressures; and

•	attract and retain qualified management and employees.

We cannot predict whether we will meet internal or external expectations of our future performance. If we are not successful in addressing these risks and uncertainties, our business, financial condition and results of operations may be materially and adversely affected.

Our business will suffer if we do not respond effectively to technological or commercial changes in our industry.

Our business and the market in which we operate are characterized by rapid commercial and technological change, evolving industry standards and frequent product enhancements. As digital broadcasting becomes more popular in the PRC, television network operators are likely to seek more sophisticated CA technology that offers them greater reliability, flexibility and functionality in delivering protected content or value-added services to viewers. As methods of distributing information and entertainment evolve, CA technology may also need to evolve to provide content protection for distribution platforms other than television, for example, we have started to provide CA systems for mobile television networks, namely China Mobile Multimedia Broadcasting networks for mobile television broadcasting. Our continued success will depend, in part, on our ability to develop and market products and services that respond to technological changes and evolving market demand or industry standards in a timely and cost-effective manner. We will need to invest significant financial resources in research and development to keep pace with technological advances in the CA systems industry and related industries. However, research and development activities are inherently uncertain, and our significant expenditures on research and development may not yield corresponding benefits. If we fail to develop and introduce products and services that effectively respond to technical changes and evolving market demand or industry standards and compete effectively with products and services offered by our competitors, our sales may be significantly reduced and our revenues and profitability will suffer.

We depend, and expect to continue to depend, on a limited number of customers for a significant portion of our revenues in any single period. If one customer defers or cancels its orders or chooses our competitors’ products or services, our revenues and net income could decline significantly.

The revenues generated by our top five customers for a particular year as a percentage of our total revenues declined from 89.9% in 2004 to 25.1% in 2009. However, we currently still derive, and we expect to continue to derive, a significant portion of our revenues from a limited number of customers, although the particular customers may vary from period to period. As digital cable television systems are still at the developing stage in the PRC, the largest shipments of smart cards tend to be to operators who are launching new digital transmission systems and need to purchase in bulk for their established networks. If a customer significantly reduces the volume of its purchases from us, defers or cancels orders or terminates its relationship with us, our revenues could decline significantly and, as a result, our business, financial condition and results of operations could be materially and adversely affected.

Our business may suffer if cable television network operators, who currently comprise our primary customer base, do not compete successfully with existing and emerging alternative platforms for delivering television programs, including terrestrial networks, Internet protocol television, mobile television and satellite broadcasting networks.

Our existing customers are mainly cable television network operators in the PRC, which compete with traditional terrestrial television networks for the same pool of viewers. As technologies develop, other means of delivering information and entertainment to television viewers are evolving. For example, some telecommunications companies in the PRC are seeking to compete with terrestrial broadcasters and cable television network operators by offering Internet protocol television, or IPTV, which allows telecommunications companies to stream television programs through telephone lines. The PRC Ministry of Industry and Information (formerly known as the PRC Ministry of Information Industry), or the MII, has officially issued six IPTV licenses and it may issue significantly more licenses in the future. The SARFT also issued a broadcast license in 2006 to the PRC’s first direct satellite broadcast company, which began operation in 2008. More recently, a television operator has started to offer mobile television services. We may not be as successful in selling our CA systems to the operators of IPTV, or terrestrial, satellite or mobile television networks as we have been in selling to cable television network operators. To the extent that the terrestrial television networks, telecommunications companies or satellite television network operators compete successfully with cable television network operators for viewers, the ability of our existing cable customer base to attract and retain subscribers may be adversely affected. As a result, demand for additional smart cards could falter and our business, financial condition and results of operations would be materially and adversely affected.

Our business could be harmed if the security of our customers’ networks is compromised due to the failure of our CA systems or the security breach of the software or hardware supplied by other vendors.

We face risks relating to the failure of our CA systems to block unauthorized access to the television networks of our customers. Our CA systems use a combination of signal scrambling and encryption to prevent unauthorized viewing of our customers’ television programs. An important component of our CA systems is the smart cards we provide for our customers’ individual subscribers. Unauthorized viewing and use of content could be accomplished by counterfeiting our smart cards, stealing our system’s authorization messages or security codes, or in any other way thwarting our CA systems’ security features. Any significant security breach could require us to develop and implement solutions that could be costly or time-consuming, or to replace an operator’s smart cards at our own expense. For example, pursuant to our contracts with buyers of our CA systems, if we were unable to remedy such security breach with system modifications, we could be obligated to replace the cards free of charge if the breach occurs within the first year (or in some cases, within the first two or three years) after the sale. Even though we have not experienced any significant counterfeiting or other security breach, we cannot assure you that our current assumptions regarding the security of our CA systems are reasonable. We could be obligated to incur a significant portion of the cost of replacing our smart cards in future years if any significant counterfeiting or security breach occurs. See “Item 4. Information on the Company—B. Business Overview—Our Products and Services—CA Systems.” The cost of smart card replacement and the damage to our reputation could have a material adverse effect on our business, financial condition and results of operations.

In addition to our CA systems, the secured transmission of digital television programming also relies on certain other software and hardware components, such as set-top boxes supplied by other vendors, used on our customers’ digital television networks. A security breach of any of these other software and hardware components could also result in unauthorized access to the television networks of our customers. For example, in November 2007, it was discovered that an individual located in the city of Daqing in Heilongjiang Province had provided shared access to the local digital television network to more than one hundred other people without authorization by hacking into certain set-top boxes used on that network, which do not have advanced security features due to cost considerations. By using a “tracking” technology offered by our CA systems, which enables an operator to track down the compromised set-up boxes, the local television network operator identified the points of breach, took measures to block further unauthorized access and contained the impact of the breach. The perpetrator was convicted and sentenced to eight months in prison. We believe we are not liable for such security breach of software or hardware components that are supplied by other vendors under the terms of our contractual arrangements. However, our business, financial conditions and results of operations could still be materially and adversely affected if these security breaches result in the affected television network operators having difficulty recruiting new subscribers or retaining existing subscribers. Furthermore, as our CA systems are used on the affected networks, our reputation could also be harmed by being associated with such security breaches on our customers’ networks.

We generally do not have long-term contracts with suppliers of computer chips or the companies that manufacture our smart cards. If any of our computer chip suppliers or smart-card manufacturers is unable to fulfill our orders in time or at all, we may be unable to deliver smart cards to our customers, which could have a material adverse effect on our business, financial condition and results of operations.

As a general matter, we do not have long-term contracts with our suppliers. We purchase substantially all of the computer chips that are used in our smart cards from two suppliers, STMicroelectronics, or STM, and Infineon Technologies AG, or Infineon (and prior to February 2009, indirectly through an agent of Infineon). In addition, we have arrangements with a number of smart-card manufacturers, including China Electronics Smart Card Co., Ltd., or China Electronics, the China Sciences Group, Axalto Smart Card Technology Co., and Oberthur Card Systems, to embed the computer chips into plastic cards. We generally place purchase orders with our computer chip and smart card suppliers as needed to meet our customers’ demand. Our computer chip and smart card suppliers are generally not under any contractual obligation to accept our purchase orders or fulfill them within our desired time frame. However, we currently maintain a one-year contract with each of China Electronics and the China Sciences Group that requires them to fulfill our orders in accordance with an agreed schedule. Any significant delay or failure by any of our suppliers or manufacturers to fulfill our orders for computer chips or smart cards could force us to obtain computer chips or smart cards from alternative sources at higher cost, negatively affecting our operating margins, or could prevent us from delivering smart cards in the required quantities to our customers on time. Any such failure by us could have a material adverse effect on our reputation and ability to retain customers, as well as our business, financial condition and results of operations, and may also subject us to claims from our customers.

We face intense competition, which could reduce our market share and harm our financial performance.

The market for digital television CA systems and software applications is intensely competitive. Several of the world’s leading developers and producers of CA systems, including NDS Group, Irdeto Access BV and Kudelski SA, operate in the PRC market. We also compete with domestic CA systems vendors, including Sumavision Technologies Co., Ltd. and DVN Holdings Ltd. Some of our competitors have substantially greater financial, technical and other resources than we do, and may respond more quickly than we could to technological or commercial changes in our industry. In addition, some competitors offer their CA systems at a lower price or with a longer credit term than we do. We may need to reduce our prices to compete with them, which may lead to reduced margins or loss of market share. We cannot assure you that we will be able to compete effectively in the market for digital television CA systems and software applications in the PRC. See “Item 4. Information on the Company—B. Business Overview—Competition.”

We depend upon key personnel, including our senior executives and technical and engineering staff, and our business and growth prospects may be severely disrupted if we lose their services.

Our future success depends heavily on the continued service of our key executives. In particular, we rely on the expertise and experience of Mr. Jianhua Zhu, chairman of our board of directors and our chief executive officer, Dr. Zengxiang Lu, member of our board of directors and Mr. Dong Li, our president and chief marketing officer, in our business operations and technology development efforts, and on their relationships with the regulatory authorities, our customers, our suppliers, our employees and our operating company, N-S Digital TV. If any of them becomes unable or unwilling to continue in their present positions, or if they join a competitor or form a competing company, we may not be able to replace them easily, our business may be significantly disrupted and our business, financial condition and results of operations may be materially and adversely affected. We do not currently maintain key-man insurance for any of our key personnel. Furthermore, our future success depends heavily upon our ability to recruit and retain experienced technical and engineering staff. There is substantial competition for qualified technical personnel from other companies in our industry as well as from businesses outside our industry, and we may not be successful in retaining technical and engineering employees and recruiting new ones. If we are unsuccessful in our recruitment and retention efforts, our business and prospects may be materially and adversely affected.

Our attempts to diversify our business and expand our revenues by providing value-added digital television services may not be successful and may prove costly.

We have been pursuing strategies to expand and diversify our revenues, including offering value-added digital television services such as content services and innovative terminal solutions. To this end, we established Beijing Novel-Super Media Investment Co., Ltd., or N-S Media Investment, and Guangdong SuperTV Digital Media Co., Ltd., or Guangdong SuperTV, as our wholly owned subsidiaries, and a joint venture, Dongguan SuperTV Video Info Co., Ltd., or Dongguan SuperTV, among N-S Digital TV, Guangdong Jiacai Digital Technology Co., Ltd., or Guandong Jiacai, and a PRC citizen, during the past years. See “Item 4. Information on the Company—A. History and Development of the Company.” However, we have no prior experience cooperating with television network operators or other third parties in providing value-added digital television services, and may not be successful in doing so. In addition, our attempts to develop this new business model may be time-consuming and may distract our management from developing our existing lines of business, which could adversely affect our business, financial condition and results of operations.

We may face difficulties implementing our acquisition strategy, including identifying suitable opportunities and integrating acquired businesses and assets with our existing operations, which could have a material adverse effect on our business, financial condition and results of operations.

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

N-S Digital TV may be deemed not to be in full compliance with certain legal regulatory requirements relating to the production and sale of encryption products, and the relevant PRC government authorities could require N-S Digital TV to cease such activities and impose administrative penalties including fines, which could have a material adverse effect on our business, financial condition and results of operations.

The PRC government introduced regulations in 1999 generally requiring a company that engages in the production and sale of encryption products to obtain two licenses, one for the production of encryption products and the other for the sale and distribution of encryption products, and the implementation rules for issuing such two licenses were promulgated in December 2005. Under these regulations and rules, a company generally is only allowed to produce and/or sell encryption products that use algorithms designated by the encryption authority and such products shall also be certified by the encryption authority. The encryption authority initially designated permitted algorithms for CA systems in April 2007 and a final and official designation remains pending. Like many other vendors of CA systems in the PRC, N-S Digital TV has been producing and selling CA systems using algorithms other than those initially designated by the encryption authority. We understand the encryption authority has allowed a transition period, of a duration yet to be determined at the sole discretion of the encryption authority, for vendors of CA systems to comply with this requirement to use the algorithms to be finally and officially designated by the government. See “Item 4. Information on the Company—B. Business Overview— Regulation—Regulation of Encryption Industry.” N-S Digital TV has engaged in the production and sale of encryption products since its establishment in May 2004, but it did not obtain the license for the production of encryption products until June 2006 and the license for the sale of encryption products until September 2008. In February 2009, certain CA system products we developed by using the algorithms designated by the encryption authority were certified by the encryption authority. However, we have not decided when N-S Digital TV will produce and sell those products using the designated algorithms, and various factors, in addition to the permissible transition period for adoption, will affect this decision, including whether products using algorithms designated by the encryption authority will be generally accepted by the cable television industry (including CA system vendors and cable television operators). If N-S Digital TV fails to adopt the algorithms designated by the encryption authority for any of CA systems products it produces and sells by the end of the transition period or at any time during the transition period at the request of the government, it may be required to discontinue the production and sale of its non-compliant CA systems. If the relevant PRC government authorities deem N-S Digital TV’s production of encryption products prior to June 2006 or sale of encryption products prior to September 2008 to be in violation of the applicable regulations, they may impose sanctions against N-S Digital TV. These sanctions may include confiscation of income from non-compliant activities, fines of up to three times the amount of income from non-compliant activities and revocation of the licenses already issued. Imposition of such sanctions may result in material disruptions to our business operations, damage to our reputation and significant financial losses.

Enforcement of certain recent PRC regulatory requirements regarding the use of encryption products may prevent prospective customers from purchasing our CA systems and our business revenues and net income could be materially reduced as a result.

In March 2007, the PRC encryption authority introduced regulations that require users to use only encryption products that are certified by the encryption authority. The CA systems we currently produce and sell have not been certified by the encryption authority because we have not adopted the government-designated algorithms for such CA systems. King & Wood, our PRC counsel, has advised us that because the encryption authority has allowed a transition period, of a duration yet to be determined at the sole discretion of the encryption authority, for us to adopt the algorithms to be finally and officially designated by the government, it is unlikely that the encryption authority will enforce the above-mentioned regulatory requirements with respect to the use or purchase of our CA systems during that transition period. In February 2009, certain CA system products we developed by using the algorithms designated by the encryption authority were certified by the encryption authority. However, as stated above, we have not decided when N-S Digital TV will produce and sell those CA system products certified by the encryption authority and various factors, in addition to the permissible transition period for adoption, will affect this decision. If we have not obtained the certification for the CA systems that we produce and sell upon the expiration of the transition period or at an earlier time the PRC encryption authority may otherwise require, enforcement of the above-mentioned regulatory requirements could prevent our prospective customers from purchasing our non-compliant CA systems, which could materially reduce our revenues and net income. In addition, even if we produce and sell products certified by the PRC encryption authority, we cannot assure you that we will be able to successfully market such products.

We may incur development costs and may be required to pay certain fees in order to use the algorithms designated by the PRC encryption authority for CA systems.

A company generally is only allowed to produce and/or sell encryption products that have adopted the algorithms designated by the PRC encryption authority. As the encryption authority did not designate any algorithms for CA systems until April 2007, we have been using algorithms in our CA systems other than those designated by the encryption authority. If we are required by the government authorities to instead use the algorithms designated by the encryption authority in our CA systems, we may incur costs to develop new products adopting such algorithms and may have to pay certain fees to the government for such usage. Development costs and the payment of such fees, the amount of which remains unclear, may have a material adverse effect on our profit margin and significantly reduce our profitability if we cannot pass on such increased costs to our customers.

If we fail to register as our trademarks the English and Chinese names for “NOVEL SUPERTV”, our business could suffer.

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

In November 2007, we ceased using “NOVEL-TONGFANG” in N-S Digital TV’s name by changing its name from “Beijing Novel-Tongfang Digital TV Technology Co., Ltd.” to “Beijing Novel-Super Digital TV Technology Co., Ltd.” In January 2008, we ceased using the English and Chinese names for “NOVEL-TONGFANG” as trademarks for our products and we intend not to use such trademarks in the future. We started to use the English and Chinese names for “NOVEL SUPERTV” in combination with the graphic logo we licensed from N-T Information Engineering as the trademarks for our products. In December 2008, we acquired for free the licensed graphic logo from N-T Information Engineering. We are currently in the process of applying to register the trademarks of the English and Chinese names for “NOVEL SUPERTV” as well as the trademark for a combination of Chinese and English names for “NOVEL SUPERTV” and the graphic logo. We cannot assure you that the registration of such trademarks containing the English and Chinese names of “NOVEL SUPERTV” will finally be approved by the PRC trademark registration authority. If we fail to have such trademarks registered, we may not be able to prevent any third parties, including our competitors, from using the same trademarks for their products or services. In addition, if a third party has already registered names similar to “NOVEL SUPERTV” as its trademarks, we may be prevented from using the English and Chinese names for “NOVEL SUPERTV” as our trademarks. In either case, our business could suffer as a result.

If we fail to protect our intellectual property rights, it could harm our business and competitive position.

We are required to continually improve our products and services to stay competitive in the marketplace, and as a result intellectual property is critical to our continued success. We rely on a combination of patent, trademark and copyright laws, trade secrets, confidentiality procedures and contractual provisions to protect our intellectual property rights and the obligations we have to third parties from whom we license intellectual property rights. Nevertheless, these afford only limited protection and policing unauthorized use of proprietary technology can be difficult and expensive. In addition, intellectual property rights historically have not been enforced in the PRC to the same extent as in the United States, and intellectual property theft presents a serious risk in doing business in the PRC. We may not be able to detect unauthorized use of, or take appropriate steps to enforce, our intellectual property rights and this could have a material adverse effect on our business, financial condition and results of operations.

We may be exposed to infringement or misappropriation claims by third parties that, if determined adversely to us, could cause us to pay significant damage awards.

Our success depends largely on our ability to use and develop our technology and know-how without infringing the intellectual property rights of third parties. The validity and scope of any claims relating to our technology patents would involve complex technological, legal and factual questions and analyses and, therefore, the outcome would be highly uncertain. We may be subject to litigation involving claims of patent infringement or violation of other intellectual property rights of third parties. The defense of such claims would be both costly and time-consuming, and could significantly divert the efforts and resources of our management and technical personnel. An adverse determination in any such litigation or proceedings to which we may become a party could subject us to significant liability to third parties, require us to seek licenses from third parties, pay ongoing royalties or redesign our products, or subject us to injunctions prohibiting the manufacture and sale of our products or the use of our technologies. Protracted litigation could also result in our customers or potential customers deferring or limiting their purchase or use of our products until resolution of such litigation. In addition, we could face disruptions to our business operations and damage to our reputation, and our financial condition and results of operations could be materially adversely affected.

We rely on a single facility for almost all of our business operations. Any destruction of, or significant disruption to, this facility could severely affect our ability to conduct normal business operations.

Almost all of our business operations, including the encoding of our smart cards, which is an essential part of the smart card manufacturing process, all our research and development activities and our corporate headquarters are concentrated within a single facility that we lease in Beijing, PRC. As we do not maintain back-up facilities, we rely on this facility for the continued operation of our business. In addition, we currently do not maintain any business disruption or similar insurance coverage. A major earthquake, fire or other catastrophic event that results in the destruction of, or significant disruption to, the facility could severely affect our ability to complete sales or conduct other normal business operations, which would materially reduce our revenues and net income.

Our operating results may fluctuate significantly from quarter to quarter, which could adversely affect the price of our ADSs.

Our quarterly operating results have varied significantly in the past and are likely to continue to vary significantly in the future. Our quarterly revenues may fluctuate as a result of a number of factors, many of which are outside of our control. For example, our quarterly revenues substantially depend upon the timing of smart card orders placed by our customers. A significant portion of our quarterly revenues has generally reflected orders from a small number of large customers for our CA systems. Our cost of revenues and operating expenses may also fluctuate from quarter to quarter. As a result, you may not be able to rely on period-to-period comparisons of our operating results as an indication of our future performance. Our actual quarterly results may differ from market expectations, which could adversely affect the price of our ADSs.

Failure to manage our growth or develop appropriate internal organizational structures, internal control environment and risk monitoring and management systems in line with our growth could negatively affect our business and prospects.

Our business and operations have expanded since our formation in 2004. Significant management resources must be expended to develop and implement appropriate structures for internal organization and information flow, an effective internal control environment and risk monitoring and management systems in line with our growth, as well as to hire and integrate qualified employees into our organization. We cannot assure you that our existing internal control and risk monitoring and management systems would continue to be adequate. If we fail to appropriately develop and implement structures for internal organization and information flow, an effective internal control environment and a risk monitoring and management system, we may not be able to identify unfavorable business trends, administrative oversights or other risks that could materially adversely affect our business, financial condition and results of operations.

If we fail to maintain an effective system of internal control over financial reporting, our ability to accurately and timely report our financial results or prevent fraud may be adversely affected. As a result, investor confidence and the trading price of our ADSs may be adversely impacted.

We are subject to the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act. Section 404 of the Sarbanes-Oxley Act requires that we include a report of management on our internal control over financial reporting in our annual report on Form 20-F beginning with our annual report for the fiscal year ended December 31, 2008. In addition, our independent registered public accounting firm must report on the effectiveness of our internal control over financial reporting. Our management concluded that our internal control over financial reporting was effective as of December 31, 2009, the end of the period covered by this annual report, and our independent registered public accounting firm opined that we maintained effective internal control over financial reporting of the same period. However, we may fail to maintain effective internal controls over financial reporting in the future, in which case we and the independent registered public accounting firm may not be able to conclude that we have effective internal control over financial reporting. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm may disagree. If such independent registered public accounting firm is not satisfied with our internal control or the level at which our control is documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us, then it may not be able to issue an unqualified opinion. In addition, our reporting obligations as a public company may place a significant strain on our management, operational and financial resources and systems for the foreseeable future.

Moreover, if we fail to maintain the adequacy of our internal control over financial reporting, as these standards are modified, supplemented or amended from time to time, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act. If we fail to achieve and maintain an effective internal control environment, we could suffer material misstatements in our financial statements and fail to meet our reporting obligations, which would likely cause investors to lose confidence in our reported financial information. This could harm our operating results and lead to a decline in the trading price of our ADSs. Furthermore, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from the stock exchange on which we list, regulatory investigations and civil or criminal sanctions.

We may need additional capital and we may not be able to obtain it.

In order for us to grow, remain competitive, develop new products and services, expand our customer base and carry out acquisitions, we may seek to obtain additional capital in the future through selling additional equity or debt securities or obtaining a credit facility. Our ability to obtain additional capital in the future is subject to a variety of uncertainties, including:

•	our future financial condition, results of operations and cash flows;

•	conditions in the United States and other capital markets in which we may seek to raise funds;

•	investors’ perception of, and demand for, securities of digital television components and related companies; and

•	economic, political and other conditions in the PRC and elsewhere.

We may be unable to obtain additional capital in a timely manner or on acceptable terms or at all. Furthermore, the additional issuances of equity securities may result in significant dilution to our shareholders. The incurrence of debt would result in increased interest expense and could require us to agree to operating and financial covenants that would restrict our operations.

We were classified as a passive foreign investment company, or PFIC, for 2009, which resulted in adverse United States federal income tax consequences to U.S. holders of our ADSs and may result in additional adverse United States Federal income tax consequences to such holders in subsequent years.

Based on an analysis of the value of our assets as of December 31, 2009, we were a PFIC during 2009 for the U.S. federal income tax purposes. We have substantial passive assets in the form of cash and cash equivalents, among others, and can provide no assurance that we will not continue to be classified as a PFIC for the taxable year 2010 or future taxable years, as PFIC status is tested each year and depends on our assets and income in such year. Our PFIC status for the current taxable year 2010 will not be determinable until the close of the taxable year ending December 31, 2010.

We will be classified as a PFIC in any future taxable year if either: (1) the average percentage value of our gross assets during the taxable year that produce passive income or are held for the production of passive income is at least 50% of the value of our total gross assets; or (2) 75% or more of our gross income for the taxable year is passive income. If we hold substantial cash, cash equivalents and other passive assets, as we currently do, a significant decrease in the market price of our outstanding shares would increase the risk of us becoming a PFIC.

In any taxable year in which we are classified as a PFIC and you hold our ADSs or shares and you are a U.S. holder, and unless you make a mark-to-market election, you will generally be taxed at higher ordinary income rates, rather than lower capital gain rates, if you dispose of our ADSs or shares for a gain in a later year, even if we are not a PFIC in that year. In addition, a portion of the tax imposed on your gain would be increased by an interest charge. Moreover, you will not be able to benefit from any preferential tax rate with respect to any dividend distribution that you may receive from us in that year or in the following year. Finally, you will also be subject to special United States federal income tax reporting requirements. For more information on the United States federal income tax consequences to you that would result from our classification as a PFIC, including the consequences of making a mark to market selection, see “Item 10. Additional Information—E. Taxation—United States Federal Income Taxation—PFIC Rules.” You should consult your tax advisor regarding the application of the PFIC rules to your investment in our ADSs or shares.

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

There are substantial uncertainties regarding the interpretation and application of the above-described PRC government policy and relevant PRC laws and regulations. Accordingly, the PRC government may determine that N-S Digital TV is a vendor of non-PRC CA systems by virtue of our contractual arrangements with N-S Digital TV and its shareholders. If N-S Digital TV is deemed to be a vendor of non-PRC CA systems by the PRC government, cable network operators may cancel their orders for our CA systems to avoid being required to install a parallel PRC CA system, and we may also lose potential customers who are not willing, or have no plan, to install a parallel PRC CA system for economic or other reasons. As a result, our business, financial condition and results of operations could be materially and adversely affected.

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

Our contractual arrangements with N-S Digital TV and its shareholders provide us with the economic benefits of, and substantive control over, N-S Digital TV. If the PRC encryption authority determines that our control over, or relationship with, N-S Digital TV through those contractual arrangements is contrary to their generally restrictive approach towards foreign participation in the PRC encryption industry, we can not assure you that the PRC encryption authority will not reconsider N-S Digital TV’s eligibility to hold the licenses to produce and sell commercial encryption products. The PRC encryption authority may revoke, or refuse to renew, N-S Digital TV’s licenses to produce and sell commercial encryption products, or refuse to grant any other encryption-related license that may be required for our business in the future. If that were to happen, we might have to discontinue all or a substantial portion of our business pending the reissuance, extension or issuance of the required license. In addition, we might have to restructure our operation in order to have such licenses reissued, extended or issued. Such restructuring may result in a loss or reduction of our control over, or the economic benefits we enjoy from, N-S Digital TV under existing contractual arrangements. As a result, our business, financial condition and results of operations could be materially and adversely affected.

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

The shareholders or directors of N-S Digital TV may have conflicts of interest with us.

We do not have any equity interest in N-S Digital TV and instead enjoy the economic benefits of, and have substantive control over, N-S Digital TV through contractual arrangements with N-S Digital TV and its shareholders. Conflicts of interests may arise between us and the shareholders of N-S Digital TV, who are currently our employees. In addition, two directors of N-S Digital TV are also directors of our company, and conflicts may arise between the duties they owe to N-S Digital TV and the duties they owe to us. We cannot assure you that if any such conflicts arise, any or all of the shareholders or directors of N-S Digital TV, as the case may be, will act in the best interests of our company or that such conflicts will be resolved in our favor. We have no specific policies or procedures for resolving any such conflicts that may arise. In addition, these shareholders or directors may breach, or cause N-S Digital TV to breach or refuse to renew, the existing contractual arrangements that allow us to effectively control N-S Digital TV and receive economic benefits from it. If we cannot satisfactorily resolve any conflicts of interest or disputes between us and the shareholders or directors of N-S Digital TV, we may have to rely on legal proceedings, which may involve substantial uncertainty and result in disruptions to our business and operations.

Contractual arrangements we have entered into between Super TV and N-S Digital TV may be subject to scrutiny by the PRC tax authorities and any finding that we or N-S Digital TV owe additional taxes could substantially reduce our net income and the value of your investment.

Under applicable PRC laws, rules and regulations, arrangements and transactions among related parties may be subject to audit or challenge by the PRC tax authorities. We could face material adverse tax consequences if the PRC tax authorities determine that the contractual arrangements between Super TV, our wholly owned subsidiary in the PRC, and N-S Digital TV do not represent an arm’s-length price and consequently adjust N-S Digital TV’s income in the form of a transfer pricing adjustment. A transfer pricing adjustment could, among other things, result in a reduction of expense deductions recorded by N-S Digital TV, which could in turn increase its tax liabilities. In addition, the PRC tax authorities may impose late payment fees and other penalties.

Certain of our existing shareholders have substantial influence over our company and their interests may not be aligned with the interests of our other shareholders.

As of March 31, 2010, our three largest shareholders beneficially owned a total of approximately 61.6% of our outstanding shares. Accordingly, they will have significant influence in determining the outcome of any corporate transaction or other matter submitted to the shareholders for approval, including mergers, consolidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions. They will also have the power to prevent or cause a change in control. In addition, without the consent of these shareholders, we could be prevented from entering into transactions that could be beneficial to us. These shareholders may cause us to take actions that are opposed by other shareholders as the interests of these shareholders may differ from the interests of our other shareholders. See “Item 7. Major Shareholders and Related Party Transactions” for more information regarding the share ownership of our officers, directors and significant shareholders.

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

Due to an economic downturn caused by the recent global financial crisis, the PRC’s gross domestic product growth rate decreased to 9.0% in 2008 and further to 8.7% in 2009. In response to the global financial crisis, the PRC government has adopted a series of measures to stimulate the economy. While such measures may help create a positive policy environment for the economy in the PRC, there are uncertainties with respect to the effects of such measures. In addition, we cannot assure you when global economic recovery may occur, or, even when global economic recovery does occur, that demand for our products and services will increase. Any further slowdown in the economic growth of the PRC could lead to further reduced business activities, including a slowing-down or decline in investment in cable television networks, which in turn may result in a reduction of demand for our products and services and thus adversely affect our revenues and profitability.

Uncertainties in the interpretation and enforcement of PRC laws and regulations could limit the legal protections available to you and us.

The PRC legal system is a civil law system based on written statutes. Unlike common law systems, it is a system in which legal decisions have limited value as precedents. In 1979, the PRC government began to promulgate a comprehensive system of laws and regulations governing economic matters in general. The overall effect of legislation over the past three decades has significantly increased the protections afforded to various forms of foreign or private-sector investment in the PRC. Our PRC operating subsidiary, Super TV, is a foreign-invested enterprise and is subject to laws, rules and regulations applicable to foreign investment in the PRC as well as laws and regulations applicable to foreign-invested enterprises. N-S Digital TV is a privately owned company and is subject to various PRC laws and regulations that are generally applicable to companies in the PRC. These laws, rules and regulations change frequently, and their interpretation and enforcement involve uncertainties. For example, we may have to resort to administrative and court proceedings to enforce the legal protections that we enjoy either by law or contract. However, since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory and contractual terms, it may be more difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we enjoy than in more developed legal systems. These uncertainties may also impede our ability to enforce the contracts we have entered into, and materially impair our business and operations.

The approval of the China Securities Regulatory Commission, or the CSRC, might be required in connection with our initial public offering under certain PRC regulation; failure to obtain this approval, if required, could have a material adverse effect on our business, financial condition, results of operations and reputation as well as the trading price of our ADSs.

On August 8, 2006, six PRC regulatory agencies, including the Ministry of Commerce, or the MOFCOM, the State-owned Assets Supervision and Administration Commission, the State Administration for Taxation, or the SAT, the State Administration for Industry and Commerce, the CSRC and the State Administration of Foreign Exchange, or the SAFE, jointly adopted the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, which became effective on September 8, 2006. The M&A Rules, among other things, include provisions that purport to require that an offshore special purpose vehicle formed for the purpose of an overseas listing of securities in a PRC company obtain the approval of the CSRC prior to the listing and trading of such special purpose vehicle’s securities on an overseas stock exchange.

On September 21, 2006, the CSRC published on its official website procedures regarding its approval of overseas listings by special purpose vehicles. The CSRC approval procedures require the filing of an application and supporting documents with the CSRC.

We completed the initial listing and trading of our ADSs on the New York Stock Exchange, or the NYSE, on October 11, 2007. We did not seek CSRC approval in connection with our initial public offering. Our PRC counsel, King & Wood, advised us that, based on their understanding of the current PRC laws, regulations and rules and the procedures announced on September 21, 2006, because we completed our restructuring in 2004 in connection with an equity investment in our company by a private equity investor more than two years prior to the promulgation of the M&A Rules, we were not and are not required by the M&A Rules to apply to the CSRC for approval of our initial public offering, unless we are clearly required to do so by any rules promulgated in the future. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulation of Overseas Listings.” However, the application of the M&A Rules remains unclear. If the CSRC or another PRC regulatory agency subsequently determines that the CSRC’s approval was required for our initial public offering, we may face sanctions by the CSRC or another PRC regulatory agency. If this happens, these regulatory agencies may impose fines and penalties on our operations in the PRC, limit our privileges in the PRC, or take other actions that could have a material adverse effect on our business, financial condition, results of operations and prospects, as well as the trading price of our ADSs.

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

The SAFE has promulgated regulations that require PRC residents and PRC corporate entities to register with and obtain approvals from relevant PRC government authorities in connection with their direct or indirect offshore investment activities. These regulations may apply to our shareholders who are PRC residents in connection with our prior and any future offshore acquisitions.

The SAFE regulations required registration by March 31, 2006 of direct or indirect investments previously made by PRC residents in offshore companies prior to the implementation of the Notice on Issues Relating to the Administration of Foreign Exchange in Fund-Raising and Reverse Investment Activities of Domestic Residents Conducted via Offshore Special Purpose Companies on November 1, 2005, or SAFE Notice 75. In May 2007, the SAFE issued guidance to its local branches with respect to the implementation of SAFE Notice 75, known as SAFE Notice 106. If a PRC shareholder with a direct or indirect stake in an offshore parent company fails to make the required SAFE registration, the PRC subsidiaries of such offshore parent company may be prohibited from making distributions of profit to the offshore parent and from paying the offshore parent proceeds from any reduction in capital, share transfer or liquidation in respect of the PRC subsidiaries. Furthermore, failure to comply with the various SAFE registration requirements described above could result in liability under PRC law for foreign exchange evasion.

We have notified holders of our ordinary shares whom we know are PRC residents to register with the local branches of the SAFE and update their registration as required by the relevant SAFE regulations described above. However, we cannot assure you that all of our shareholders who are PRC residents will comply with our request to make or obtain any registrations or approvals required under these regulations or other related legislation. If any existing shareholder transfers any of our shares or ADSs to another PRC resident, it is unclear whether such new shareholder is also required to make the SAFE registration. Furthermore, as there is uncertainty concerning the reconciliation of the new regulation with other approval requirements, it is unclear how the regulation, and any future regulation concerning offshore or cross-border transactions, will be interpreted, amended and implemented by the relevant government authorities. The failure or inability of our PRC resident shareholders to obtain any required approvals or make any required registrations may subject us to fines and legal sanctions, restrict our cross-border investment activities or obtaining shareholders loans, and prevent us from being able to make distributions or pay dividends, as a result of which our business operations and our ability to distribute profits to you could be materially and adversely affected.

We may be subject to fines and legal sanctions if we or our employees who are PRC citizens fail to comply with the PRC regulations relating to employee share options granted by overseas listed companies to PRC citizens.

In March 2007, the SAFE issued the Application Procedures for Foreign Exchange Administration for Domestic Individuals Participating in Employee Stock Holding Plans or Share Option Plans of Overseas Listed Companies, or SAFE Notice 78. Under SAFE Notice 78, PRC individuals who participate in an employee stock holding plan or share option plan of an overseas listed company are required, through a PRC domestic agent or PRC subsidiary of the overseas listed company, to register with the SAFE and complete certain other procedures. As we are an overseas listed company, we and our PRC employees who have been granted share options under our stock incentive plans are subject to SAFE Notice 78. Although we have registered for us and on behalf of our employees with the relevant local SAFE branch in 2008 for our employee stock incentive plans, there exist significant uncertainties in practice with respect to the interpretation and implementation of SAFE Notice 78 and we can not assure you that we or our PRC employees will be in full compliance with SAFE Notice 78. If the SAFE or other PRC government authorities determine that we or our PRC employees fail to comply with the provisions of SAFE Notice 78, we or they may be subject to fines and legal sanctions, which could have a material adverse effect on the implementation of our employee stock incentive plans and our business operations.

We may rely on dividends and other distributions on equity paid by our operating subsidiary to fund cash and financing requirements, and limitations on the ability of our operating subsidiary to pay dividends to us could materially restrict on our ability to conduct our business.

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

Under applicable PRC laws, rules and regulations, Super TV is required to set aside 10% of its after-tax profits each year to fund a statutory reserve until the accumulated amount of such reserve has exceeded 50% of its registered capital. This reserve is not distributable as cash dividends to equity owners. As a result of these PRC laws, rules and regulations, Super TV is restricted in its ability to transfer a portion of its net assets to us in the form of dividends. Limitations on the ability of Super TV to pay dividends to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our businesses, pay dividends, or otherwise fund and conduct our business.

Restrictions on currency exchange may limit our ability to effectively utilize our revenues as well as the ability of our PRC subsidiaries to obtain debt or equity financing from financial institutions or investors outside the PRC, including us.

Substantially all of our operating revenues have been denominated in Renminbi. The Renminbi is currently convertible under the “current account,” which includes dividends, trade and service-related foreign exchange transactions, but not under the “capital account,” which includes foreign direct investment and loans. Currently, Super TV may purchase foreign exchange for settlement of “current account transactions,” including purchase of imported computer chips and payment of dividends to us, without the approval of the SAFE by complying with certain procedural requirements. However, the relevant PRC governmental authorities may limit or eliminate our ability to purchase foreign currencies in the future for current account transactions. Since a significant amount of our future revenues will be denominated in Renminbi, any existing and future restrictions on currency exchange may limit our ability to utilize revenues generated in Renminbi to purchase computer chips from suppliers outside of the PRC or fund our business activities outside of the PRC denominated in foreign currencies or pay dividends in foreign currencies to our shareholders, including holders of our ADSs.

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

We may also decide to finance Super TV by means of capital contributions, and such contributions must be approved by the MOFCOM or its local counterpart. We are unlikely to finance N-S Digital TV and its subsidiaries by means of capital contributions due to regulatory issues discussed in “Item 4. Information on the Company—B. Business Overview—Regulation—Regulation of the Cable Television Industry. ” We may not be able to obtain the relevant government registrations or approval on a timely basis, if at all, with respect to future loans or capital contributions by us to Super TV or to N-S Digital TV and its subsidiaries. If we fail to do so, our ability to use the proceeds of our initial public offering and to capitalize our PRC operations may be negatively affected, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

Fluctuations in exchange rates could result in foreign currency exchange losses.

As substantially all of our operating revenues are denominated in Renminbi and the net proceeds from our initial public offering are denominated in U.S. dollars, fluctuations in exchange rates between U.S. dollars and Renminbi will affect the relative purchasing power of these proceeds and our balance sheet and earnings per share in U.S. dollars. Appreciation or depreciation in the value of the Renminbi relative to the U.S. dollar would affect our financial results reported in U.S. dollar terms without giving effect to any underlying change in our business, financial condition or results of operations. Since July 2005, the Renminbi is no longer pegged solely to the U.S. dollar. Instead, the Renminbi is reported to be pegged against a basket of currencies, determined by the People’s Bank of China, against which it can rise or fall by as much as 0.3% each day. This permitted floating range was raised to 0.5% in May 2007. The Renminbi may appreciate or depreciate significantly in value against the U.S. dollar in the long term, depending on the fluctuation of the basket of currencies against which it is currently valued, or it may be permitted to enter into a full float, which may also result in a significant appreciation or depreciation of the Renminbi against the U.S. dollar. Fluctuations in the exchange rate will also affect the relative value of dividends, if any, payable on our ordinary shares in U.S. dollar terms and the value of any U.S. dollar-denominated investments we make in the future. In addition, since substantially all of our operating revenues are denominated in Renminbi while approximately 40% of our cost of revenues is denominated in U.S. dollars, fluctuations in the exchange rate could also impact our financial condition and results of operations.

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

Any increase in Super TV’s or N-S Digital TV’s enterprise income tax rate or discontinuation or reduction of any of the preferential tax treatments or financial incentives currently enjoyed by Super TV or N-S Digital TV could have a material adverse effect on our business, financial condition and results of operations.

We may be subject to PRC income tax on our global income, or dividends we receive from our PRC subsidiary may be subject to PRC withholding tax, depending on whether we are recognized as a resident enterprise in the PRC.

Pursuant to the 2008 EIT Law and Enterprise Income Tax Law Implementation Rules, or the Implementation Rules, enacted by the State Council on December 6, 2007 and which became effective on January 1, 2008, an enterprise established under the laws of a foreign country or region whose “de facto management body” is located within the PRC territory is considered a resident enterprise and will generally be subject to the enterprise income tax at the rate of 25% on its global income. According to the Implementation Rules, “de facto management body” refers to a managing body that exercises, in substance, overall management and control over the production and business, personnel, accounting and assets of an enterprise. The SAT issued the Notice on Issues Relating to Determination of Chinese-Controlled Offshore Enterprises as PRC Resident Enterprises by Applying the “De Facto Management Body” Test, or the SAT Notice 82, on April 22, 2009. The SAT Notice 82 provides for certain specific criteria for determining whether the “de facto management body” of a Chinese-controlled offshore enterprise is located in the PRC. Although the SAT Notice 82 provides that it only applies to offshore enterprises controlled by PRC enterprises, not those controlled by PRC individuals, like our company, it is generally believed that the determining criteria set forth in the SAT Notice 82 very likely reflect the SAT’s general position as to how the “de facto management body” test should be applied to determine the tax residency of all offshore enterprises, regardless of whether they are controlled by PRC enterprises or individuals. With reference to the criteria set forth in the SAT Notice 82, we believe that we are not a PRC resident enterprise. However, if we were considered a PRC resident enterprise, we would be subject to the enterprise income tax at the rate of 25% on our global income. In such case, our profitability and cash flow would be adversely affected as a result of our global income being taxed under the 2008 EIT Law.

If we are considered as a non-resident enterprise under the 2008 EIT Law, we will not be subject to the enterprise income tax at the rate of 25% on our global income. In such case, however, dividends we receive from our PRC subsidiary will be subject to a PRC withholding tax, the standard rate of which is 10% and can be reduced by an applicable tax treaty, under the 2008 EIT Law. According to the Arrangement for Avoidance of Double Taxation on Income and Prevention of Tax Evasion entered into between the PRC and Hong Kong in August 2006, as amended, dividends paid by a PRC foreign-invested enterprise to its shareholder in Hong Kong are generally subject to a 5% PRC withholding tax compared to the standard 10% PRC withholding tax under the 2008 EIT Law. However, the SAT issued the Notice on How to Recognize “Beneficial Owners” under Relevant Tax Treaties, or the SAT Notice 601, on October 27, 2009, which provides that only the enterprises with active operations can be recognized as “beneficial owners” under relevant tax treaties that are entitled to enjoy the corresponding tax benefits. The SAT Notice 601 further provides that those enterprises that are established solely for the purposes of benefiting from favorable tax treatment under the relevant tax treaties should not be recognized as “beneficial owners” and therefore cannot enjoy favorable tax treatment. We indirectly hold the 100% interest in our PRC subsidiary, Super TV, through Golden Benefit Technology Limited, or Golden Benefit, a wholly owned subsidiary incorporated in Hong Kong. As a result, to the extent we are considered as a non-resident enterprise and Golden Benefit is not recognized as a qualified beneficial owner under relevant tax treaty, dividends we receive from our PRC subsidiary will be subject to the standard rate of 10%. Such withholding tax will increase our tax burden and reduce the amount of cash available to our company.

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

We are a Cayman Islands holding company and substantially all of our income may come from dividends we receive from our subsidiaries, primarily the operating subsidiary located in the PRC. As a result, dividends we receive from our PRC operating subsidiary may be subject to withholding tax under the 2008 EIT Law. See “Item 3. Key Information—D. Risk Factors—We may be subject to PRC income tax on our global income, or dividends we receive from our PRC subsidiary may be subject to PRC withholding tax, depending on whether we are recognized as a resident enterprise in the PRC.” Although, in the case we are recognized as a qualified PRC resident enterprise and the dividends we receive from our operating subsidiary in the PRC are not subject to any withholding tax, our dividends payable to our non-PRC shareholders and ADS holders would be subject to withholding tax under the 2008 EIT Law.

If dividends we receive from our PRC operating subsidiary or dividends payable to our non-PRC shareholders and ADS holders are subject to withholding tax under the 2008 EIT Law, or if non-PRC foreign shareholders and ADS holders are required to pay PRC income tax on the transfer of their ordinary shares or ADSs, the value of your investment may be materially reduced.

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

On June 29, 2007, the PRC National People’s Congress enacted the Labor Contract Law, which became effective on January 1, 2008. On September 18, 2008, the State Council of the PRC issued the Implementation Rules of the Labor Contract Law, which became effective on the same day. The Labor Contract Law and its implementation rules formalize workers’ rights concerning overtime hours, pensions, layoffs, employment contracts and the role of trade unions and provide for specific standards and procedure for the termination of an employment contract. In addition, the Labor Contract Law requires the payment of a statutory severance pay upon the termination of an employment contract in most cases, including in cases of the expiration of a fixed-term employment contract. As there has been little guidance as to how the Labor Contract Law will be interpreted and enforced by the relevant PRC authorities, there remains substantial uncertainty as to its potential impact on our business and results of operations. The implementation of the Labor Contract Law may increase our operating expenses, in particular our personnel expenses and labor service expenses. In the event that we decide to significantly reduce the number of our employees or otherwise change our employment or labor practices, the Labor Contract Law may also limit our ability to effect these changes in a manner that we believe to be cost-effective or desirable, which could materially and adversely affect our business, financial condition and results of operations.

Risks Relating to the ADSs

The trading price of our ADSs has been and may continue to be volatile, which could result in substantial losses to you.

The trading price of our ADSs has been volatile and subject to wide fluctuations. Since October 5, 2007, the closing prices of our ADSs on the NYSE has ranged from US$4.25 to US$51.08 per ADS and the last reported sale price on April 26, 2010 was US$7.49. Our ADSs may continue to fluctuate in response to various factors beyond our control. The financial markets in general, and the market prices for many other PRC companies listed on stock exchanges in the United States in particular, have experienced extreme volatility. These broad market and industry factors may significantly affect the market price and volatility of our ADSs, regardless of our actual operating performance.

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

As of March 31, 2010, we had 58,244,194 ordinary shares outstanding (excluding 139,426 ordinary shares that were issued and held for our account in preparation for exercise of share options by option holders under our employee stock incentive plans), including 21,629,821 ordinary shares represented by 21,629,821 ADSs (excluding the 139,426 ADSs that were held for our account in preparation for exercise of share options by option holders under our employee stock incentive plans). All ADSs are freely transferable without restriction or additional registration under the Securities Act. The remaining ordinary shares outstanding have been available for sale, subject to volume and other restrictions that may be applicable under Rule 144 and Rule 701 under the Securities Act. In addition, we have filed a registration statement on Form S-8 to register the ordinary shares to be issued to the share option holders under our employee stock incentive plans. The ordinary shares to be received by such share option holders who are not affiliated with us may be resold freely to the public market. We cannot predict what effect, if any, market sales of securities held by our significant shareholders or any other shareholder or the availability of these securities for future sale will have on the market price of our ADSs.

Your interest in our ADSs will be diluted as a result of our 2005 Stock Incentive Plan, 2008 Stock Incentive Plan or other share option grants.

We have reserved 4,444,440 ordinary shares for issuance pursuant to our Amended and Restated 2005 Stock Incentive Plan. We have reserved a total of 1,200,000 ordinary shares for issuance under the 2008 Stock Incentive Plan, subject to any adjustments as contemplated by the plan. As of March 31, 2010, options to purchase 1,600,362 ordinary shares had been granted and were outstanding under our Amended and Restated 2005 Stock Incentive Plan and 2008 Stock Incentive Plan. For a description of these plans, see “Item 6. Directors, Senior Management and Employees—B. Compensation of Directors and Senior Officers—Share Options.” The exercise of those options would result in a reduction in the percentage of ownership of the holders of ordinary shares and of ADSs, and therefore would result in a dilution in the earnings per ordinary share and per ADS.

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

A.      History and Development of the Company

Our holding company, China Digital TV Holding Co., Ltd., was incorporated as an exempted limited liability company on April 19, 2007 under the laws of the Cayman Islands. We are headquartered in Beijing, China, and provide CA systems to the PRC’s digital television market. We conduct substantially all of our business through our operating subsidiary in the PRC, Super TV, and through N-S Digital TV, a PRC company that we control through contractual arrangements. See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions.”

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

N-T Information Engineering was established as a limited liability company under the PRC law by Tsinghua Enterprise Group, a company affiliated with Tsinghua University, and Hong Kong-based Tsinghua Novel Hi-Tech Investment Holding Ltd. in July 1998, and initially focused on developing, producing and selling digital data broadcasting equipment for cable television operators.  In December 2002, N-T Information Engineering completed its acquisition of the CA systems-related assets of Tsinghua Tongfang Co., Ltd., or Tsinghua Tongfang.  In March 2004, CDTV BVI was incorporated as a holding company in the British Virgin Islands, or BVI.  Following the establishment of CDTV BVI, we restructured our operations, in connection with an investment by SAIF, by establishing Super TV, a limited liability company under the PRC law and a wholly owned subsidiary of CDTV BVI, on May 31, 2004.  On the same day, N-T Information Engineering and Ms. Li Yang, a PRC citizen then employed by SAIF, established N-S Digital TV.  In June 2004, N-S Digital TV acquired from N-T Information Engineering its smart card and CA systems business and, in August 2006, N-S Digital TV acquired from N-T Information Engineering its set-top box design business.  In April 2007, a new holding company, China Digital TV Holding Co., Ltd., or CDTV Holding, was established in the Cayman Islands.  In May 2007, CDTV BVI executed a 40-for-1 share split of its ordinary shares and Series A preferred shares.  Following this share split, the shareholders of CDTV BVI exchanged all of their shares of CDTV BVI for shares of CDTV Holding in proportion to their percentage interest in CDTV BVI, as a result of which CDTV BVI became a wholly owned subsidiary of CDTV Holding.  In August 2007, with our consent, Ms. Li Yang transferred her entire equity interest in N-S Digital TV to Ms. Wei Gao, a PRC citizen employed by an affiliated company of SAIF.

In October 2007, we completed the initial public offering of our ADSs representing our ordinary shares and listed the ADSs on the NYSE.

In order to benefit from certain beneficial tax arrangements between the PRC and Hong Kong, in December 2007, CDTV BVI acquired Golden Benefit, a company incorporated in Hong Kong, for a nominal consideration, and transferred its 100% equity interest in Super TV to Golden Benefit.  See “Item 3. Key Information—D. Risk Factors—We may be subject to PRC income tax on our global income, or dividends we receive from our PRC subsidiary may be subject to PRC withholding tax, depending on whether we are recognized as a resident enterprise in the PRC” and “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Taxes and Incentives—PRC.”

Since December 2007, new entities have been established in the PRC to partner with the PRC’s television operators and content providers to offer value-added services to television viewers, including N-S Media Investment and Guangdong SuperTV, wholly owned subsidiaries of N-S Digital TV, as well as Dongguan SuperTV, a joint venture established by N-S Digital TV with Guangdong Jiacai and a PRC citizen.

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

Our Investments and Acquisitions

In August 2006, N-S Digital TV entered into an asset transfer agreement to purchase from N-T Information Engineering its set-top box design business for an initial purchase price of RMB29.4 million (US$3.8 million), subject to certain post-closing downward adjustments.  As an adjustment to the initial purchase price, N-T Information Engineering refunded RMB12.1 million (US$1.5 million) to N-S Digital TV in April 2007.  For details of the adjustment mechanism of the initial purchase price, see “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Super TV and N-S Digital TV Arrangements—Transfer of Assets and Equity Interests and Intellectual Property Rights—Asset Transfer Agreement, dated August 5, 2006, between N-T Information Engineering and N-S Digital TV, as amended on April 6, 2007.”

In August 2006, N-S Digital TV entered into an equity transfer agreement to purchase from N-T Information Engineering its 51% equity interest in Foshan Nanhai Guokai Digital TV Technology Co., Ltd., or Guokai, for a cash consideration of RMB2.4 million (US$0.3 million).  The parties entered into a new agreement in March 2007 to reduce the consideration to RMB2.3 million (US$0.3 million).  Guokai is a company primarily engaged in the research, development and sale of digital TV-related systems, software and products.  A Japanese multinational company holds the remaining 49% equity interest in Guokai.  This transaction was completed on July 27, 2007.

In March 2007, N-S Digital TV and Jiangsu Qingda Technology Co. Ltd, or Jiangsu Qingda, one of our customers, entered into an agreement to set up a joint venture in Nanjing of Jiangsu Province mainly engaging in digital television technology development and services, Nanjing Qingda Yongxin Culture & Media Co. Ltd., or Qingda Yongxin.  N-S Digital TV contributed cash of RMB0.8 million (US$0.1 million), representing 40% of equity interest in the joint venture.  Jiangsu Qingda contributed cash of RMB1.2 million (US$0.2 million) representing 60% of equity interest in the joint venture.  In three years after the establishment of Qingda Yongxin, N-S Digital TV has the option to purchase up to an additional 30% of the equity interest of Qingda Yongxin.  The purchase price of the additional interest will be determined based on the valuation of the joint venture on the date of purchase, which will be the higher of ten times its net profits in the year prior to the purchase, and the net asset value of Qingda Yongxin on the last fiscal year end date prior to the purchase.

In June 2008, N-S Digital TV and Mr. Xitao Lai, a PRC citizen, established Dongguan SuperTV, a joint venture in Dongguan, Guangdong Province, mainly to provide value-added services to television viewers.  N-S Digital TV and Mr. Lai each contributed cash of RMB 5.0 million (US$0.7 million), representing 50% of equity interest in the joint venture.  In September 2008, N-S Digital TV exercised an option to purchase an additional 10% equity interest in the joint venture from Mr. Lai. In August 2009, N-S Digital TV sold its 20% equity interest in Dongguan SuperTV to a new investor, Guangdong Jiacai. Consequently, N-S Digital TV is entitled to 40% of shareholders’ voting rights and appointing three out of the seven members of the board of directors of Dongguan SuperTV.

In August 2008, we acquired from N-T Information Engineering all of its intellectual property rights relating to digital watermarking and image tracing technologies, including one issued patent and five pending patent applications in the PRC.  The purchase price was RMB21.2 million (US$3.1 million), which was fully paid by Super TV in September 2008.  A portion of this purchase price in the amount of RMB8.8 million (US$1.3 million) was attributable to the acquisition of the intellectual property rights relating to the digital watermarking and image tracing technologies and the remainder was reallocated to the acquisition of N-T Information Engineering’s equity interest in N-S Digital TV by two of our employees. For details of these acquisitions, see “Item 4. Information on the Company—B. Business Overview—Intellectual Property” and “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Super TV and N-S Digital TV Arrangements.”

On January 4, 2010, we entered into a share purchase agreement with OpenV China Holdings Company, or OpenV, and several other parties to make a strategic investment in OpenV.  Pursuant to the share purchase agreement and related transaction documents, we acquired a 12.8% equity interest (subject to adjustment based on, among others, OpenV’s performance) in OpenV for a consideration of US$5 million and received a warrant to purchase ordinary shares of OpenV of up to US$4.5 million.  As part of this investment transaction, we have also agreed to, subject to certain closing conditions, purchase certain additional ordinary shares of OpenV for a consideration of US$2.5 million and extend to OpenV a US$2.5 million interest-free loan (which shall be convertible to the ordinary shares of OpenV) if OpenV so requests within six months after January 19, 2010.

In February 2010, N-S Digital TV acquired from Beijing Shi Xun Hu Lian Technology Co., Ltd., or Beijing Shi Xun, and another shareholder of Guangdong Digital Media Technology Research & Development Institute Co., Ltd., or Guangdong R&D, their entire equity interest in Guangdong R&D for RMB3.0 million (US$0.4 million) and became the sole shareholder of Guangdong R&D. See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Other Related Party Transactions—Equity Transfer Agreement (Guangdong R&D).”

Capital Expenditures and Divestitures

See “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Capital Expenditures” for information concerning our principal capital expenditures for the previous three years and those currently in progress. We have not undertaken any significant divestitures.

B.        Business Overview

Overview

We are the leading provider of CA systems to the PRC’s digital television market.  Our CA systems, which consist of smart cards, head-end software for television network operators and terminal-end software for set-top box manufacturers, enable digital television network operators in the PRC to control the distribution of content and value-added services to their subscribers and block unauthorized access to their networks.  As of December 31, 2009, we had installed CA systems at 244 digital television network operators in 27 of the 32 provinces, autonomous regions and centrally administered municipalities in the PRC. We were the leading vendor of smart cards for CA systems in terms of smart cards shipped in the PRC in 2009, with a market share of approximately 52%, according to Analysys International. We derive a substantial majority of our revenues from sales of our smart cards, which accounted for 90.8% and 89.0% of our total revenues in 2008 and 2009, respectively.  We expect that the sales of our smart cards will continue to constitute the majority of our revenues in the near future.  In addition, we license our set-top box design to set-top box manufacturers and sell advanced digital television application software such as electronic program guides and subscriber management systems to digital television network operators.  With the establishment of N-S Media Investment, Dongguan SuperTV and Guangdong SuperTV, we are gradually rolling out the plan to engage in the value-added digital television business by offering premium value-added digital television services.

PRC television network operators are in the process of switching from analog to digital transmissions, and the PRC government has set a target of 2015 for cable television operators to complete their digital transition.  We are a primary beneficiary of this transition because CA systems are an essential component of any pay-television platform.  We sell our CA systems and digital television application software to PRC television network operators, including cable, mobile, satellite and terrestrial television network operators, enterprises that maintain private cable television networks within their facilities and media operators.

Our top five customers in terms of revenues in 2009 were Jiangsu Qingda, Anhui Broadcasting Information Network Co., Ltd., Xiangshan Juying Technology Development Co., Ltd., Ningbo Yinzhou District TV Station and Chengdu Xingwang Media Co.,Ltd., which in aggregate contributed 25.1% of our total revenue in 2009.

We were founded in 2004 by Dr. Zengxiang Lu and Mr. Jianhua Zhu, who had worked together since 2001 at N-T Information Engineering, one of the PRC’s earliest CA systems vendors.  We purchased N-T Information Engineering’s CA systems business in 2004 and continued to build upon the strong reputation that business had achieved.  Our net revenues were US$55.5 million, US$70.3 million and US$54.7 million in 2007, 2008 and 2009, respectively.  We sold 7.3 million, 9.9 million and 8.8 million smart cards in 2007, 2008 and 2009, respectively.  Our net income was US$33.8 million, US$43.1 million and US$25.3 million in 2007, 2008 and 2009, respectively.

Our Products and Services

Our core products and services include the following:

•	end-to-end CA systems, including smart cards, head-end software and terminal-end software;

•	other digital television application software for television network operators; and

•	set-top box designs.

CA Systems

Our CA systems consist of: software that is installed at the premises of the television network operator, or the head end; software that is installed in a set-top box at the subscriber’s end, or the terminal end; and smart cards that are inserted into the set-top boxes.  At both the head end and the terminal end, our CA systems are designed to interface easily with the software and hardware of as many other vendors as possible.  This gives our customers maximum flexibility in selecting the components of their digital transmission systems, and allows us to cooperate with the other vendors in promoting each other’s products to the network operators.

Our CA systems give cable television network operators the flexibility to charge subscribers on a per-channel or per-view basis, and to restrict viewers from making copies of the programs they watch.  Our CA systems also support or offer the following functions:

•
Video on demand. Video on demand is a system that allows subscribers to select and watch video on demand and provides subscribers with a large subset of personal-video-reorder functions, such as pause, fast forward, slow forward and jump to previous/future frame. Television network operators need to have two-way transmission capacity in order to apply such systems, which either stream content through a set-top box for viewing in real time, or download the content to subscribers’ local storage devices for viewing at any time.

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

We guarantee the security of the encryption technologies of our CA systems during the periods generally ranging from one to three years after sale.  In the event of a security problem, we undertake to attempt to resolve the problem by taking steps such as resetting the encryption code or adding additional layers of encryption.  If these or other system modifications do not resolve the problem, we undertake to replace our smart cards.  Upon expiration of the applicable period, the customer bears some portion or all of the cost.  To date, we have not encountered any material problems with the security of our CA systems.

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

Our customers generally wait until after they have purchased, installed and tested our head-end CA systems software before placing purchase orders for smart cards.  We may offer discounts for large smart card orders.  We sold 7.3 million, 9.9 million and 8.8 million smart cards in 2007, 2008 and 2009, respectively.

Our smart cards are manufactured to meet the ISO-7816 standard for card readability.  We guarantee the quality of our smart cards for periods generally ranging from one to three years and if any of our cards are found to have defects during the applicable warranty period, we replace them for free. To date, we have not experienced a material rate of smart card failure.

Head-End Software.  Our head-end software includes: an entitlement management message generator, which notifies the smart card whether the subscriber is entitled to view a program or not; an entitlement control message generator, which sends messages that the set-top box uses to unscramble the digital television signal; and encryption software, which encrypts the outgoing messages.

Our head-end software also includes simulcryption software that allows network operators to install parallel CA systems from multiple vendors and transmit their programs to some subscribers using one CA system’s security codes and to other subscribers using another CA system’s security codes.  Many of the cable television network operators in the PRC who use digital transmission have installed two or more CA systems sourced from different vendors in order to reduce dependency on a single vendor.  Moreover, in 2003, the SARFT issued a policy requiring digital cable television network operators who install non-PRC CA systems to also install a domestic CA system.  Our simulcryption software and open-interface technology enable us to work with operators to install parallel CA systems, and we have integrated our CA systems with those of NDS Group, Irdeto Access BV, Sumavision Technologies Co., Ltd. and DVN Holdings Ltd., among others.

As of December 31, 2009, our CA systems had been installed at 244 digital television network operators.

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

Terminal-End Software.  We license our CA systems terminal-end software to whichever set-top box manufacturer has been chosen by our customer to produce set-top boxes compatible with our CA systems. More than 130 set-top box manufacturers in the PRC have installed our technology in their set-top boxes.

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

Other Digital Television Application Software for Television Network Operators

Our other digital television application software for television network operators primarily includes subscriber management systems and electronic program guides.

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

As of December 31, 2009, our SMS software had been installed by 74 television network operators.  Our prices vary according to the size and complexity of each customer’s network, as well as market conditions.

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

As of December 31, 2009, our electronic program guide had been installed by 141 television network operators.  Our electronic program guide may be sold together with our CA systems, but it is also compatible with the CA systems of other vendors. When we sell our electronic program guides packaged with our CA systems, we provide the same maintenance terms as for the CA systems.  Our prices vary according to the size and complexity of each customer’s network, as well as market conditions.

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

Since August 2009, we have started to provide proprietary universal set-top box software solutions directly to some of our cable television operator customers and receive royalties.  These solutions are applicable to all set-top boxes produced by various set-top box manufacturers that are being used within our customer operators’ networks.  Furthermore, our universal set-top box solutions will allow cable television operators to build and continuously upgrade various television applications on their existing network infrastructure without the need to replace set-top boxes.

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

As of December 31, 2009, we had a total of 55 technicians and engineers located in Beijing and five other cities available 24 hours a day to respond to customer requests for information and assistance.  Our three regional service centers are strategically located in eastern (Hangzhou), central (Changsha) and southern (Nanhai) China, and we have two smaller centers serving customers in Dalian, Liaoning Province and Nanchang, Jiangxi Province.  Each service center maintains a 24-hour telephone hotline. Upon receiving a call for assistance, our technical support employees first attempt to identify and resolve the problem over the telephone or by accessing the software remotely, and then arrange a site visit if necessary.  In addition, each customer is assigned a project manager who oversees the initial software installation and remains primarily responsible for ensuring that after-sale requests for assistance are handled promptly.

Sales and Marketing

As of December 31, 2009, we had 88 full-time sales personnel.  We maintain regular contact with our customer base through contacts at industry forums and sales visits, and use these opportunities to educate them about digital television systems.  We actively monitor which operators are moving towards digitalization, and when we learn that a particular operator is planning to launch a digital network, we target that operator for more frequent contact by our sales and technical personnel.  We compensate our sales personnel by means of base salaries and performance bonuses.

We also cooperate informally with other providers of digital television software and hardware with whom we do not compete, such as set-top box manufacturers, to promote each other’s products to our respective customers, and thereby benefit from each other’s marketing efforts.

Jiangsu Qingda, a Nanjing-based company, is our exclusive distributor for CA systems and smart cards in Jiangsu Province in eastern China.  Jiangsu Qingda also provides after-sales technical support and maintenance services for our customers in Jiangsu Province.  We entered into a 13-year distribution contract with Jiangsu Qingda effective January 1, 2007.  We account for revenues contributed by Jiangsu Qingda in the same way as revenues from our customers who are television network operators.  Jiangsu Qingda was our largest contributor to revenues in 2007, 2008 and 2009.  In addition to Jiangsu Qingda, we also engage fee-based sales agents to assist us in marketing and selling our CA systems and smart cards in designated regions or to designated customers. Such sales agents also provide certain related services, including gathering market intelligence regarding potential customers and pricing information in the relevant market.

Customers

Our primary customers are cable television network operators.  We sell our products and services to networks of all sizes.  Our top five customers in 2009 were Jiangsu Qingda, Anhui Broadcasting Information Network Co., Ltd., Xiangshan Juying Technology Developmetn Co., Ltd., Ningbo Yinzhou District TV Station and Chengdu Xingwang Media Co., Ltd., which contributed 12.8%, 4.1%, 3.7%, 2.3% and 2.2%, respectively, of our total revenues for the year.

We have also sold our CA systems to:

•	satellite and terrestrial television network operators, including the China Central Satellite Television Transmission Center;

•	large enterprises that maintain private cable television networks within their facilities, including the Beijing Capital International Airport;

•	media operators who use CA systems to encrypt their programs for distribution to television operators, including China DTV Media Inc., Ltd. and Huacheng Digital Movie & TV Co., Ltd.; and

•	a mobile television operator, namely China Broadcasting (Group) Co., Ltd. (formerly known as China Satellite Mobile Broadcasting Corporation or China Broadcasting Co., Ltd.).

We currently derive, and we expect to continue to derive, a significant portion of our revenues each period from a limited number of large customers, although the particular customers may vary from period to period.  As digital cable television systems are at developing stage in the PRC, the largest shipments of smart cards are to operators who are launching new digital transmission systems and need to purchase in bulk for their established networks.  For example, Jiangsu Qingda was our only customer that contributed more than 10% of our total revenues in 2007 and 2008, representing 14.1% and 15.1% of our revenues in the relevant periods, respectively.  Jiangsu Qingda was our only customer that contributed more than 10% of our total revenues in 2009, representing 12.8% of our revenues in that period.  We may face certain risks from this concentration of revenues.  See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—We depend, and expect to continue to depend, on a limited number of customers for a significant portion of our revenues in any single period. If one customer defers or cancels its orders or chooses our competitors’ products or services, our revenues and net income could decline significantly.”

As most cable television network operators in the PRC are state-owned, they are required to follow a public bidding process for major purchases.  As a result, the majority of our CA systems sales are made pursuant to a formal bid process.  In such cases, the network operator generally submits its CA systems requirements to a state-owned bidding company, which posts a request for bids at its Internet site and specifies the necessary financial and technical qualifications of bidders.  We are generally required to accompany our bid with a cash deposit, which generally is from US$300 to US$117,000 and which is refundable in full if we fail to win the sales contract.  If we succeed in winning the contract, some network operators require that we leave our deposit in their account until we have installed and tested our software and the network operator has signed a certificate of acceptance.  The time from when a request for bids is posted until a winner is selected is usually one to two months.

Our customers also include set-top box manufacturers, to whom we license terminal-end software for our CA systems and set-top box designs. More than 130 set-top box manufacturers in the PRC have installed our terminal-end software in their set-top boxes, including Changhong Electric Co., Huawei Technologies, Panasonic AVC Networks, Samsung Electronics, TCL Technology, Intel Corporation, LG, and OKI.  In addition, 22 set-top box manufacturers have licensed our set-top box designs, including Motorola, Hisense and Haier.

Suppliers

Before 2006, we bought most of our computer chips for our smart cards from STM.  In order to maintain a secure supply of computer chips, beginning in 2006 we have purchased a significant portion of our computer chips from Infineon, initially indirectly through AdvanIDe Pte. Ltd. (formerly known as ACG Identification Technologies Asia Pte. Ltd.), an agent of Infineon, and since February 2009, directly from Infineon.

STM and Infineon produce chips that use our card operating system and deliver them to Beijing by air freight.  We do not have long-term contracts with any of our computer chip suppliers, but place orders according to our customers’ demands.  We pay based upon the prevailing market price at the time of order.

The time required from placing a new chip order with the fabricators to shipping finished smart cards to our customers may be as long as 15 weeks.  To ensure that we are able to meet our customers’ demands, we plan at all times to have enough chips and smart cards on order or in inventory to meet our demand for an average 15-week period.

We have arrangements with a number of smart-card manufacturers, including China Electronics, the China Sciences Group, Axalto Smart Card Technology Co. and Oberthur Card Systems, to embed the computer chips into plastic cards.  We currently maintain a one-year contract with each of China Electronics and the China Sciences Group that guarantees us a volume-based price discount for each purchase order and requires China Electronics or the China Sciences Group, as the case may be, to fulfill our orders in accordance with an agreed schedule.  We do not have any long-term contract with Axalto Smart Card Technology Co. or Oberthur Card Systems.  Our contracts with China Electronics and the China Sciences Group require them to meet the ISO-7816 standard for card readability.  In addition, we believe that there are numerous alternative smart-card manufacturers from whom we would be able to obtain smart cards if any of our current suppliers were unable to meet our needs.

For more information about risks relating to our relationships with our suppliers, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—We generally do not have long-term contracts with suppliers of computer chips or the companies that manufacture our smart cards.  If any of our computer chip suppliers or smart-card manufacturers is unable to fulfill our orders in time or at all, we may be unable to deliver smart cards to our customers, which could have a material adverse effect on our business, financial condition and results of operations.”

Competition

We face competition in the CA systems market from both international and domestic companies.  We compete on the basis of:

•	customer service and technical support;

•	brand name, track record and market recognition;

•	encryption management and other technologies, including our smart cards;

•	the number of set-top box manufacturers with whom we cooperate; and

•	price.

Our main international competitors in the CA systems business are NDS Group, Irdeto Access BV and Kudelski SA.  These companies have longer operating histories and substantially greater financial, technical and other resources than we do, which may enable them to respond more quickly than we could to technological or commercial changes in our industry.  In addition, several of these companies entered the PRC market before us, but have to date been less successful in capturing market share.  Historically, these companies have generally focused on sales to the television network operators in the PRC’s largest cities.  To the extent that our international competitors may begin targeting small and mid-size television network operators, we believe that we can continue to compete successfully because of our local knowledge and relationships and our more extensive customer support and service network.

Our main domestic competitors are Sumavision Technologies Co., Ltd. and DVN Holdings Ltd., both of which are non-state-owned companies operating mainly in the PRC.  They may offer their CA systems at a lower price or with a longer credit term than we do.  However, we believe that we have more advanced technology than they do, and that our strong technology and leading market position will enable us to continue to compete successfully against these companies.

According to Analysys International, we were the leader in the PRC CA systems market in 2007, 2008 and 2009.  According to Analysys International, in 2009, we had an approximately 52% market share based on the number of smart cards shipped, followed by Sumavision Technologies Co., Ltd. with approximately 15% market share, DVN Holdings Ltd. with approximately 14% market share and NDS Group with approximately 7% market share, Irdeto Access BV with approximately 7% market share, Kudelski SA with approximately 3% market share and others accounting for the remaining 2%.  For more information about risks relating to our competitors, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—We face intense competition, which could reduce our market share and harm our financial performance.”

Research and Development

Our success to date has in large part resulted from our strong research and development capabilities.  As of December 31, 2009, our research and development team consisted of 272 employees, compared to 255 as of December 31, 2008 and 224 as of December 31, 2007.  Our research and development expenses increased from US$4.6 million in 2007 to US$6.9 million in 2008 and US$8.8 million in 2009.

Our business and the market in which we operate are characterized by rapid technological change, evolving industry standards and frequent product enhancements. As digital broadcasting becomes more popular in the PRC, television network operators are likely to seek more sophisticated CA technology that offers them greater reliability, flexibility and functionality in delivering protected content or value-added services to viewers.  As methods of distributing information and entertainment evolve, CA technology also need to evolve to provide content protection for distribution platforms other than television. For example, we have started to provide CA systems for mobile television networks, namely China Mobile Multimedia Broadcasting networks for mobile television broadcasting. Our continued success will depend, in part, on our ability to develop and market products and services that respond to technological changes and evolving market demand or industry standards in a timely and cost-effective manner.

Many of our current research and development staff are graduates of the PRC’s top science and engineering universities, including Tsinghua University, and have extensive experience in digital television and encryption technologies.  Our research team played a leading role in drafting the PRC industry standards for CA systems, electronic program guides and other key industry standards.  We are active in the China Digital Rights Management Forum, which aims to develop a PRC standard for digital rights management.

Our research and development personnel are actively seeking ways to improve the security of our CA systems, as well as to prevent content theft at other stages of the television network operators’ chain of transmission.  Other focuses of our research include: (1) adapting our CA systems for use on new television platforms, such as satellite television, mobile television and IPTV; (2) enhancing our CA systems to support applications such as video-on-demand, near video-on-demand, push video-on-demand and personal video recorders; (3) developing new value-added services that will enhance operator revenues; (4) developing a new line of products and technologies, including high-definition and hybrid set-up box solutions and digital rights management products that allow content providers to control the way their content is distributed and reproduced; and (5) applying cloud computing to television application.

Intellectual Property

We develop all of our software internally, and our proprietary intellectual property is critical to our success.  We rely primarily on a combination of patent, trademark and copyright laws, trade secrets, licenses and employee and third-party confidentiality agreements to safeguard our intellectual property.  We generally enter into confidentiality and non-disclosure agreements with our employees, customers and suppliers.

As of December 31, 2009, we had a total of eight patents issued and 70 pending patent applications in the PRC.  Our issued patents and pending patent applications relate primarily to digital transmission technologies, encryption and decryption technologies, technologies relating to the production of set-top boxes and smart cards and technologies relating to value-added services.  We have also completed copyright registration of 63 software programs for digital television in the PRC.

In August 2008, we acquired from N-T Information Engineering all intellectual property rights relating to the digital watermarking and image tracing technologies, including one issued patent and five then pending patent applications in the PRC. Four of these pending patent applications relate to the digital watermarking technology, while the remaining pending patent application and the issued patent relate to the image tracing technology.  The digital watermarking technology is aimed to enhance cable television operators’ counterfeit tracking and broadcasting restriction capabilities and can also be used to provide anti-piracy and TV rating services.  The image tracing technology is used for remote control of personal computers, set-top boxes and televisions as well as gaming consoles.

When we license our intellectual property to third parties, we generally receive a combination of license fees and royalties.  We mainly license our terminal-end software and our set-top box design to the set-top box manufacturers.

We have a non-exclusive license to use the English and Chinese names for “NOVEL-TONGFANG” and a graphic logo, free of charge, pursuant to an agreement with N-T Information Engineering.  N-T Information Engineering has registered these names and the logo as trademarks.  Our term of use is from June 1, 2004 until such trademark registrations expire at various dates in 2013.  In November 2007, we ceased using “NOVEL-TONGFANG” in N-S Digital TV’s name by changing the name from “Beijing Novel-Tongfang Digital TV Technology Co., Ltd.” to “Beijing Novel-Super Digital TV Technology Co., Ltd.”  In January 2008, we ceased using the English and Chinese names for “NOVEL-TONGFANG” as trademarks for our products and we intend not to use such trademarks in the future.  We started to use the English and Chinese names for “NOVEL SUPERTV” in combination with the graphic logo we licensed from N-T Information Engineering as the trademarks for our products. In December 2008, we acquired for free the licensed graphic logo from N-T Information Engineering. We are currently in the process of applying to register the trademarks of the English and Chinese names for “NOVEL SUPERTV” as well as the trademark for a combination of Chinese and English names for “NOVEL SUPERTV” and the graphic logo.

In addition, we own six other trademarks — two of them are registered trademarks and four of them are in the process of being registered. We have sixteen registered domain names, five of which were registered with the MII, including novel-supertv.com and chinadtv.cn.

Insurance

We do not maintain any business insurance or key-man insurance.  Insurance companies in the PRC offer limited business insurance products and do not, to our knowledge, offer business liability insurance.  While business disruption insurance is available to a limited extent in the PRC, we have determined that the risks of disruption, cost of such insurance and the difficulties associated with acquiring such insurance on commercially reasonable terms make it impractical for us to have such insurance.  As a result, we do not have any business liability, disruption or litigation insurance coverage for our operations in the PRC.  We also generally do not maintain property insurance, except for insurance that covers the company automobiles.

Employees

We had 424, 499 and 504 full-time employees as of December 31, 2007, 2008 and 2009, respectively.  We have no part-time employees. All of our employees are located in the PRC. The table below shows the number of employees categorized by business area and as a percentage of our workforce as of December 31, 2007 and 2008 and 2009:

	As of December 31, 2007		As of December 31, 2008		As of December 31, 2009
	Number	%	Number	%	Number	%
Research and development	224	52.8%	255	51.2%	272	54.0%
Technical service	58	13.7	54	10.8	55	10.9
Sales and marketing	67	15.8	90	18.0	88	17.5
General and administration	48	11.3	70	14.0	60	11.9
Smart card production	27	6.4	30	6.0	29	5.7

Total	424	100.0%	499	100.0%	504	100.0%

As required by applicable PRC regulations, we participate in various employee benefit plans that are organized by municipal and provincial governments, including housing, pension, medical and unemployment benefit plans. We are required under PRC law to make contributions to the employee benefit plans at specified percentages of the salaries, bonuses and certain allowances of our employees, up to a maximum amount specified by the local government from time to time. Members of the retirement plan are entitled to a pension equal to a fixed proportion of the salary prevailing at the member’s retirement date. The total contributions made to employee benefit plans in 2007, 2008 and 2009 were approximately US$0.8 million, US$1.5 million and US$2.1 million, respectively.

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

Regulation

We operate substantially all of our business in the PRC and various aspects of our business activities are subject to the laws, rules and regulations of the PRC, including laws, rules and regulations relating to the encryption industry, the cable television industry and the software industry. These laws, rules and regulations require us to obtain certain licenses and certificates for our encryption products and register our software with the PRC government. In addition, certain laws, rules and regulations of the PRC also affect the rights of our shareholders to receive dividends and other distributions from us.

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

A company generally is only allowed to produce and/or sell encryption products that have adopted the algorithms designated by the Encryption Bureau and such products shall also be certified by Encryption Bureau.  The Encryption Bureau did not initially designate algorithms for CA systems until April 2007, and a final and official designation still remains pending.  As a result, like many other vendors of CA systems in the PRC, N-S Digital TV has been making and selling CA systems using algorithms other than those initially designated by the Encryption Bureau.  Based on its consultation with the Encryption Bureau, King & Wood, our PRC counsel, advised us that it has no reason to believe, given that N-S Digital TV commenced its CA systems business when the initially designated algorithms were not yet available, that the Encryption Bureau would impose any sanctions against N-S Digital TV for not using initially designated algorithms in the past.  King & Wood further advised us that since the Encryption Bureau did not initially designate any algorithms for CA systems until April 2007 with a final and official designation pending and the CA systems using algorithms other than those initially designated by the Encryption Bureau have been widely used and accepted in the market, the Encryption Bureau has allowed vendors of CA systems a transition period, of a duration yet to be determined at the sole discretion of the Encryption Bureau, during which such vendors, including N-S Digital TV, may continue to produce and sell CA systems without using government-designated algorithms.  The Encryption Bureau may require vendors of CA systems to adopt the algorithms to be finally and officially designated by the authority at the expiration of such transition period.

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

In the opinion of King & Wood, our PRC counsel, the business of N-S Digital TV does not require a license for research and development.  N-S Digital TV has engaged in the production and sale of encryption products since its establishment in May 2004, but it did not obtain the license for the production of encryption products until June 2006 and the license for the sale of encryption products until September 2008.  For risk relating to the potential legal penalties against N-S Digital TV for its operation prior to its obtaining the production and sales licenses, see “Item 3. Key Information—D. Risk Factors—Risk Relating to Our Business and Industry—N-S Digital TV may be deemed not to be in full compliance with certain legal regulatory requirements relating to the production and sale of encryption products, and the relevant PRC government authorities could require N-S Digital TV to cease such activities and impose administrative penalties including fines, which could have a material adverse effect on our business, financial conditions and results of operations.”

Furthermore, certain PRC regulations allow users to use only encryption products that are certified by the encryption authority and purchased from vendors who hold an encryption product sales license.  Our CA systems that we currently produce and sell have not been certified by the Encryption Bureau because we have not adopted the government-designated algorithms for those CA systems.  King & Wood, our PRC counsel, has advised us that because the Encryption Bureau has allowed a transition period, of a duration yet to be determined at the sole discretion of the Encryption Bureau, for us to adopt the algorithms to be finally and officially designated by the authority, it is unlikely that the Encryption Bureau will enforce the above-mentioned regulatory requirements with respect to the use or purchase of our CA systems during that transition period.  See also “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—Enforcement of certain recent PRC regulatory requirements regarding the use of encryption products may prevent prospective customers from purchasing our CA systems and our business revenues and net income could be materially reduced as a result.”

Although foreign-invested enterprises incorporated in the PRC, such as our subsidiary, Super TV, are not expressly prohibited from conducting encryption-related business, they may have difficulties obtaining the licenses or permits required for conducting such business from the Encryption Bureau due to the Encryption Bureau’s generally restrictive approach towards foreign participation in the PRC encryption industry.  N-S Digital TV, which is wholly owned by PRC citizens and through which we conduct our CA system business, has obtained the license for the production and sales of commercial encryption products required for our business.  Our contractual arrangements with N-S Digital TV and its shareholders provide us with the economic benefits of, and substantive control over, N-S Digital TV.  If the Encryption Bureau determines that our control over, or relationship with, N-S Digital TV through those contractual arrangements is contrary to its generally restrictive approach towards foreign participation in the PRC encryption industry, it may reconsider N-S Digital TV’s eligibility to hold the license to produce and sell commercial encryption products.  The Encryption Bureau may revoke, or refuse to renew, N-S Digital TV’s licenses to produce and sell commercial encryption products, or refuse to grant any other encryption-related license that may be required for our business in the future.  See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Corporate Structure—The agreements that establish the structure for operating our business may result in the relevant PRC government regulators revoking or refusing to renew N-S Digital TV’s licenses for the production and sale of commercial encryption products, or refusing to issue any other license required to engage in an encryption-related business.”

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

Cable television network operators are subject to the laws, rules and regulations promulgated from time to time by the State Council, the SARFT and other ministries and government departments.  These regulations include the Administrative Regulations for Television Broadcasting promulgated by the State Council in 1997 and the Administrative Regulations for Cable Television promulgated by a predecessor government agency of the SARFT in 1994.  Under these laws, rules and regulations:

•	the establishment of a television station or cable television network requires the approval from the SARFT or its relevant local branch;

•	the establishment of a digital pay-television channel requires the approval of the SARFT;

•	basic cable television subscription rates are set by local governments and may not be increased without a public hearing;

•	cable television networks must be designed, constructed and installed by institutions or companies that meet the qualifications set by the SARFT ;

•	each province and municipality, respectively, can have only one provincial or municipal cable television network; and

•	various restrictions on television programming must be complied with, including a requirement that television operators shall procure programs only from licensed production companies.

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

According to a policy introduced by the SARFT in 2003, any cable network operator that uses a non-PRC CA system should use such non-PRC CA system together with a PRC CA system when transmitting broadcasting signals.  To satisfy this requirement, a cable network operator that uses a non-PRC CA system must install a parallel PRC CA system.  Under this policy, vendors of non-PRC CA systems may sell only to cable network operators that have already installed a PRC CA system or who are willing to purchase a parallel PRC CA system.  This may result in a competitive disadvantage for vendors of non-PRC CA systems relative to vendors of PRC CA systems.  Such policy does not expressly indicate whether the CA systems produced by a foreign-invested company incorporated in the PRC, such as our subsidiary, Super TV, fall into the category of non-PRC CA systems.  In light of this ambiguity, we have established N-S Digital TV, which is wholly owned by PRC citizens, to produce and sell our CA systems.  We do not have any equity interest in N-S Digital TV and instead enjoy the economic benefits of, and have substantive control over, N-S Digital TV through contractual arrangements with N-S Digital TV and its shareholders as described in “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions.” There are substantial uncertainties regarding the interpretation and application of the above- described PRC government policy and relevant PRC laws, rules and regulations.  Accordingly, the PRC government may determine that N-S Digital TV is a vendor of non-PRC CA systems by virtue of our contractual arrangements with N-S Digital TV and its shareholders.  See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Corporate Structure—If the PRC government determines that N-S Digital TV is a vendor of non-PRC CA systems by virtue of the agreements that establish the structure for operating our business, we could face difficulty selling our CA systems in the PRC.”

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

In addition, to produce software products in the PRC, a software producer must show that it: (1) possesses the status of an enterprise legal person and computer software must be included in its registered scope of business; (2) has a fixed production site; (3) possesses necessary conditions and technologies for producing software products; and (4) possesses quality control measures and capabilities for the production of software products.  Software developers or producers are allowed to sell or license their registered software products independently or through agents.  Software products developed in the PRC must be registered with the local provincial government authorities in charge of the information industry and filed with the MII.  Upon registration, the software products shall be granted registration certificates.  Each registration certificate is valid for five years and may be renewed upon expiration.  The MII and other relevant departments may carry out supervision and inspection over the development, production, operation and importing and exporting of software products in the PRC.

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

Under these regulations, wholly foreign-owned enterprises in the PRC may pay dividends only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations.  In addition, according to the PRC Company Law, wholly foreign-owned enterprises in the PRC, like other PRC companies, are required to set aside to fund a statutory reserve each year at least 10% of their after-tax profit, based on PRC accounting standards, until the cumulative total of such reserve reaches 50% of its registered capital.  This reserve is not distributable as cash dividends to equity owners.

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

PRC residents are required to complete amended registrations with the local SAFE branch upon: (1) injection of equity interests or assets of an onshore enterprise to the offshore entity; or (2) subsequent overseas equity financing by such offshore entity.  PRC residents are also required to complete amended registrations or filing with the local SAFE branch within 30 days of any material change in the shareholding or capital of the offshore entity, such as changes in share capital, share transfers and long-term equity or debt investments, and providing security.  PRC residents who have already incorporated or gained control of offshore entities that have made onshore investment in the PRC before SAFE Notice 75 was promulgated must register their shareholding in the offshore entities with the local SAFE branch on or before March 31, 2006.

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

Regulation of Overseas Listings

On August 8, 2006, six PRC regulatory agencies, including the MOFCOM, the State Administration of State-owned Assets Supervision and Administration Commission, the SAT, the State Administration for Industry and Commerce, the CSRC, and the SAFE, jointly adopted the M&A Rules, which became effective on September 8, 2006.  The M&A Rules, among other things, include provisions that purport to require that an offshore special purpose vehicle formed for the purpose of an overseas listing of securities in a PRC company and controlled directly or indirectly by PRC companies or individuals obtain the approval of the CSRC prior to the listing and trading of such special purpose vehicle’s securities on an overseas stock exchange.

On September 21, 2006, the CSRC published on its official website procedures regarding its approval of overseas listings by special purpose vehicles.  The CSRC approval procedures require the filing of an application and supporting documents with the CSRC and it would take several months to complete the approval process.

We completed the initial listing and trading of our ADSs on the NYSE on October 11, 2007.  We did not seek CSRC approval in connection with our initial public offering.  Our PRC counsel, King & Wood, advised us that, based on their understanding of the current PRC laws, regulations and rules and the procedures announced on September 21, 2006, because we completed our restructuring before September 8, 2006, the effective date of the M&A Rules, we were not required by the M&A Rules to apply to the CSRC for approval of the listing and trading of our ADSs on a U.S. stock exchange, unless we were clearly required to do so by any rules promulgated in the future.  See “Item 3. Key Information—D. Risk Factors—Risks Relating to the People’s Republic of China—The approval of the China Securities Regulatory Commission, or the CSRC, might be required in connection with our initial public offering under certain PRC regulation; failure to obtain this approval, if required, could have a material adverse effect on our business, financial conditions, results of operations and reputation as well as the trading price of our ADSs.”

C.        Organizational Structure

We are a Cayman Islands holding company and conduct substantially all of our business through Super TV, our operating subsidiary in the PRC, and through N-S Digital TV, a PRC company that we control through contractual arrangements.  We own 100% of the equity interest of CDTV BVI, a BVI holding company, that directly owns 100% of the equity interest of Golden Benefit and China Super Media Holdings Limited, or CSM Holdings, each a Hong Kong holding company.  Golden Benefit, in turn, directly owns 100% of the equity interest of Super TV.  In order to assure that the PRC government does not deem our CA systems to be “non-PRC” CA systems, which would result in a significant competitive disadvantage for us in the PRC market, we have established N-S Digital TV, which is wholly owned by PRC citizens, to produce and sell our CA systems in the PRC.  We do not have any equity interest in N-S Digital TV, but instead enjoy the economic benefits derived from N-S Digital TV through a series of contractual arrangements.

The following diagram illustrates our corporate structure as of the date of this annual report:

Equity interest
Contracts with N-S Digital TV relating to provision of services and equipment, supply of smart cards and related software, and technology licenses & development
Contracts with shareholders of N-S Digital TV relating to governance of, and rights over, N-S Digital TV

(1) Mr. Junming Wu, Mr. Shizhou Shen and Mr. Lei Zhang currently are our employees.
(2) Two of our directors, Dr. Zengxiang Lu and Mr. Jianhua Zhu, are also directors of N-S Digital TV.

N-T Information Engineering was established by Tsinghua Enterprise Group, a company affiliated with Tsinghua University, and Hong Kong-based Tsinghua Novel Hi-Tech Investment Holding Ltd. in July 1998, and initially focused on developing, producing and selling digital data broadcasting equipment for cable television operators.  In December 2002, N-T Information Engineering completed its acquisition of the CA systems-related assets of Tsinghua Tongfang.  In March 2004, CDTV BVI was incorporated as a holding company in the BVI.  Following the establishment of CDTV BVI, we restructured our operations in connection with an investment by SAIF.  As part of this restructuring, we established Super TV, a wholly owned subsidiary of CDTV BVI, on May 31, 2004.  On the same day, N-T Information Engineering and Ms. Li Yang, a PRC citizen employed by SAIF, established N-S Digital TV.  In June 2004, N-S Digital TV acquired from N-T Information Engineering its smart card and CA systems business and, in August 2006, N-S Digital TV acquired from N-T Information Engineering its set-top box design business.  In April 2007, a new holding company, CDTV Holding, was established in the Cayman Islands.  In May 2007, CDTV BVI executed a 40-for-1 share split of its ordinary shares and Series A preferred shares.  Following this share split, the shareholders of CDTV BVI exchanged all of their shares of CDTV BVI for shares of CDTV Holding in proportion to their percentage interest in CDTV BVI.  As a result, CDTV BVI became a wholly owned subsidiary of CDTV Holding.  In August 2007, with our consent, Ms. Li Yang transferred her entire equity interest in N-S Digital TV to Ms. Wei Gao, a PRC citizen employed by an affiliated company of SAIF.  Ms. Wei Gao further transferred her entire equity interest in N-S Digital TV to Mr. Junming Wu in June 2008, and N-T Information Engineering transferred its entire equity interest in N-S Digital TV to Messrs. Shizhou Shen and Lei Zhang in November 2008.

In order to benefit from the tax arrangement between the PRC and Hong Kong, in December 2007, CDTV BVI acquired Golden Benefit, a company incorporated in Hong Kong, for a nominal consideration, and transferred its 100% equity interest in Super TV to Golden Benefit.  See “Item 3. Key Information—D. Risk Factors—Risks Relating to the People’s Republic of China—We may be subject to PRC income tax on our global income, or dividends we receive from our PRC subsidiary may be subject to PRC withholding tax, depending on whether we are recognized as a resident enterprise in the PRC” and “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Taxes and Incentives—Tax Arrangement between PRC and Hong Kong.”

In December 2007, Super TV established a wholly owned subsidiary, N-S Media Investment, in the PRC to partner with China’s cable television operators and content providers to offer value-added services to television viewers.  In light of the applicable PRC regulatory restrictions on foreign investment in advertising business, which some of the value-added television services to be offered by N-S Media Investment and its subsidiaries could be categorized as, Super TV transferred all of its equity interests in N-S Media Investment to N-S Digital TV in October 2008.  In February 2008, CDTV BVI established a wholly owned subsidiary, CSM Holdings, in Hong Kong.  In addition, in June 2008, N-S Digital TV established a joint venture, Dongguan SuperTV, with other investors to provide value-added services to television viewers in Dongguan, Guangdong Province.  In October 2008, N-S Media Investment established a wholly owned subsidiary, Guangdong SuperTV, to provide value-added services to television viewers in Guangdong Province.

Any cable network operator who uses a non-PRC CA system is required under a policy promulgated by the SARFT to install a parallel PRC CA system.  Under this policy, vendors of non-PRC CA systems may sell only to cable network operators who have already installed a PRC CA system or are willing to purchase a parallel PRC CA system.  This may result in a competitive disadvantage for vendors of non-PRC CA systems relative to vendors of PRC CA systems.  Such policy does not expressly indicate whether the CA systems produced by a foreign-invested company incorporated in the PRC, such as our subsidiary Super TV, falls into the category of non-PRC CA systems.  In light of this ambiguity, we have established N-S Digital TV, which is incorporated in the PRC and wholly owned by PRC citizens, to produce and sell our CA systems to avoid our CA systems being deemed as non-PRC CA systems.  We conduct a significant portion of our operations through N-S Digital TV.  We do not directly or indirectly have any equity interest in N-S Digital TV, but Super TV, our wholly owned subsidiary in the PRC, has entered into a series of contractual arrangements with N-S Digital TV and its shareholders.  As a result of these contractual arrangements, we are considered the primary beneficiary of N-S Digital TV and, accordingly, we consolidate N-S Digital TV’s results of operations in our financial statements.

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

•
a technology license agreement, pursuant to which N-S Digital TV grants Super TV, free of charge, an exclusive license to use certain software copyrights, patents, unpatentable technologies and technical secrets relating to the digital television business that was transferred from N-T Information Engineering to N-S Digital TV; and

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

•
without Super TV’s consent, the shareholders of N-S Digital TV may not (1) transfer or pledge their equity interests in N-S Digital TV, (2) cause N-T Information Engineering or N-S Digital TV to issue new shares; (3) receive any dividends, loan interest or other benefits from N-S Digital TV or (4) make any material adjustment or change to N-S Digital TV’s business or operations;

•
N-S Digital TV and its shareholders agreed to (1) accept the policies and guidelines furnished by Super TV with respect to the hiring and dismissal of employees, or the operational management and financial system of N-S Digital TV, (2) appoint the candidates recommended by Super TV as directors of N-S Digital TV and (3) seek a guarantee from Super TV first when any guarantee is required to secure performance by N-S Digital TV of any contract or working capital loans borrowed by N-S Digital TV;

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

D.        Property, Plants and Equipment

We currently maintain our headquarters and substantially all of our operations at Jingmeng High-Tech Building B, 4th Floor, No. 5 Shangdi East Road, Haidian District, Beijing 100085, PRC, where we lease 8,818 square meters of office space pursuant to five two-year lease agreements with the same landlord for separate portions of the total space.  The five lease agreements are: (1) a lease agreement of N-S Digital TV with respect to an area of 2,788 square meters for its operational use; (2) a lease agreement of Super TV with respect to an aggregate area of 5,194 square meters for its operational use; (3) a lease agreement of Super TV with respect to an aggregate area of 179 square meters used as a workroom for our set-top box manufacturer customers to test our products; (4) a lease agreement of N-S Media Investment with respect to an aggregate area of 498 square meters for its operational use; and (5) a lease agreement of Super TV with respect to an aggregate area of 159 square meters used as a laboratory by our research and development department.  The lease agreement referred to in item (5) above will expire in April 2011, and the other lease agreements will expire in March 2011. Under each of the lease agreements, if we intend to renew the lease, we are required to enter into a new lease agreement with the landlord no later than one month prior to the expiration date and the landlord has undertaken to offer us a preferential rental rate for any renewal.  In addition, we have the right to terminate any of these leases by providing three months’ prior notice.

In addition, we lease office space in Guangzhou for use by Guangdong SuperTV to conduct their business. We also lease office space for service and support centers in Changsha, Dalian, Hangzhou, Nanhai and Nanchang.  We routinely review our needs for office space in light of the development of our operations.

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

A.        Operating Results

Overview

We are the leading provider of CA systems to the PRC’s expanding digital television market.  Our CA systems, which consist of smart cards, head-end software for television network operators and terminal-end software for set-top box manufacturers, enable digital television network operators in the PRC to control the distribution of content and value-added services to their subscribers and block unauthorized access to their networks.  In addition, we license our set-top box design to set-top box manufacturers and digital television operators and sell advanced digital television application software, such as electronic program guides and subscriber management systems, to digital television network operators.

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

PRC television network operators are in the process of switching from analog to digital transmissions, and the PRC government has set a target of 2015 for cable operators nationwide to complete the digital transition.  As of December 31, 2009, we had installed CA systems at 244 digital television network operators in 27 of the 32 provinces, autonomous regions and centrally administered municipalities in the PRC.  We derive a substantial majority of our revenues from sales of our smart cards, which accounted for 90.8% and 89.0% of our total revenues in 2008 and in 2009, respectively.  We expect that the sales of our smart cards will continue to constitute the majority of our revenues in the near future.  We sold 7.3 million, 9.9 million and 8.8 million smart cards in 2007, 2008 and 2009, respectively, and our net revenues were US$55.5 million, US$70.3 million, US$54.7 million in 2007, 2008 and 2009, respectively.  Our net income was US$33.8 million, US$43.1 million and US$25.3 million in 2007, 2008 and 2009, respectively.  The decrease in net revenues from 2008 to 2009 reflected the industry-wide slowdown of the cable television digitalization progress in 2009 and cable television operators’ more cautious approach to making new investments, as well as decrease in average selling price of smart cards as a result of intensified competition.

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

In addition to the factors discussed above, our reported results are also affected by the fluctuations in the value of the Renminbi against the U.S. dollar, as our reporting currency is the U.S. dollar while the functional currency of our subsidiaries and variable interest entities in China, which operate substantially all of our business, is the Renminbi. In 2007 and 2008, the Renminbi appreciated against the U.S. dollar by approximately 6.5% and 6.4%, respectively. The appreciation of the Renminbi against the U.S. dollar contributed to the increase in our net income reported in U.S. dollar terms in 2007 and 2008, respectively. In 2009, the Renminbi appreciated against the U.S. dollar by less than 0.01%.  For additional information relating to the fluctuations in the value of the Renminbi against the U.S. dollar, see “Item 3. Key Information—A. Selected Financial Data—Exchange Rate Information,” “Item 3. Key Information—D. Risk Factors—Risks Relating to the People’s Republic of China—Fluctuations in exchange rates could result in foreign currency exchange losses.” and “Item 11. Quantitative and Qualitative Disclosures About Market Risks—Foreign Currency Risk.”

Our business is managed as a single operating segment.  Our management reviews our consolidated results of operations prepared in accordance with U.S. GAAP when making decisions about allocating our resources and assessing our performance.

Revenues

We derive revenues primarily from the following two sources:

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

•
Services.  We derive revenues from providing head-end system integration services and head-end system development services to digital television network operators, collecting licensing fees and/or royalty income from set-top box manufacturers and digital television operators.  Our head-end system integration services involve providing head-end software, hardware and related system integration services to our customers.  Head-end software mainly consists of software for CA systems, subscriber management systems and electronic program guides.  Our head-end system development services involve the development of customized digital television-related software applications for our customers.  In addition, we provide set-top box manufacturers with our CA system terminal-end software that enables them to manufacture set-top boxes compatible with our CA systems, and receive one-time licensing fees as well as royalties from such set-top box manufacturers.  We also earn licensing fees and/or royalties from licensing our set-top box design to set-top box manufacturers and digital television operators.

In certain circumstances, we receive royalties from digital television network operators who purchase smart cards for use with set-top boxes that were manufactured using our CA system terminal-end software, in lieu of collecting royalties from the relevant set-top boxes manufacturers.  We include such royalty income as part of the revenue from sales of the related smart cards.

Revenues from the sales of our products and services accounted for 89.3% and 10.7%, respectively, of our total revenues in 2009 and 91.1% and 8.9%, respectively, of our total revenues in 2008.  Our revenues also include certain refunds of value-added taxes from PRC tax authorities that we previously paid with respect to some of our software products.  See “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Taxes and Incentives” below for more information.

Our net revenues represent total revenues less PRC business tax and related surcharges and cultural construction fees relating to advertising services. See “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Taxes and Incentives—PRC—Business Tax” below for more information.

Cost of Revenues

Cost of revenues primarily includes: costs of raw materials, such as computer chips manufactured by third-party suppliers and used in our smart cards and other products; personnel costs directly relating to provision of our services; warranty costs relating to our smart card sales; depreciation and amortization costs; share-based compensation allocated to the production and processing of our smart cards and other products; fees paid to our sales agents; and other miscellaneous costs.  These costs are allocated to our two types of revenue-generating activities as their respective costs of revenues.  Cost of revenues related to the sales of our products and to the sales of our services accounted for 72.5% and 27.5%, respectively, of our total cost of revenues in 2009 and 79.4% and 20.6%, respectively, of our total cost of revenues in 2008.  As a percentage of our net revenues, cost of revenues increased from 19.5% in 2008 to 24.5% in 2009.

Gross Profit and Gross Margin

Gross profit is equal to net revenues less cost of revenues. Gross margin is equal to gross profit divided by net revenues. Our gross margin was 81.5%, 80.5% and 75.5% in 2007, 2008 and 2009, respectively.  The slight decrease in our gross margin from 2007 to 2008 was primarily attributable to the decrease in the average selling price, or ASP, of our smart cards, which was partially offset by a decrease in the average unit cost of our smart cards during the same period. The decrease from 2008 to 2009 was primarily attributable to the further decrease in the ASP of smart cards.

The average unit cost of our smart cards in U.S. dollar terms decreased by approximately 0.9% from 2007 to 2008 and further decreased by approximately 0.9% from 2008 to 2009, primarily as a result of a decrease in the price of computer chips, which was partially offset by an increase in other related costs.

Operating Expenses

Our operating expenses consist of research and development expenses, selling and marketing expenses and general and administrative expenses. Each of these components of our operating expenses includes a portion of our total share-based compensation expenses, which are generally allocated according to the functions of those individuals who received share-based awards.

Research and Development Expenses.  Research and development expenses consist primarily of costs associated with the design, development and testing of our products and technologies. Among other things, these costs include compensation and benefits for our research and development staff, rental for our office premises used for research and development activities, depreciation expenses related to equipment used in research and development activities, expenditures for purchases of supplies and other relevant costs.  Compensation and benefits for our research and development staff accounted for the majority of our research and development expenses. Research and development expenses as a percentage of our net revenues were 9.8% and 16.0% in 2008 and 2009, respectively. We expanded the size of our research and development staff from 225 employees as of December 31, 2008 to 272 as of December 31, 2009 and increased the average amount of their compensation.

Selling and Marketing Expenses.  Selling and marketing expenses consist primarily of compensation and benefits for our sales and marketing staff, expenses for promotional, advertising, travel and entertainment activities, marketing-related consulting fees, expenditures for purchases of supplies and amortization of intangible assets.  Selling and marketing expenses as a percentage of our net revenues were 8.6% and 13.2% in 2008 and 2009, respectively.  Our selling and marketing expenses have increased primarily due to the increase in the size of our selling and marketing team, as well as expanded marketing efforts.

General and Administrative Expenses.  General and administrative expenses consist primarily of compensation and benefits for our general management, finance and administrative staff, professional advisory fees, depreciation and amortization with respect to equipment used for general corporate purposes, rental costs for our office premises used by general management, finance and administrative staff, and other expenses incurred in connection with general corporate purposes.  General and administrative expenses as a percentage of our net revenues were 8.7% and 8.8% in 2008 and 2009, respectively.  Our general and administrative expenses have decreased primarily due to lower bad debt expenses and lower professional service expenses.

Share-Based Compensation Expenses.  We account for share-based compensation expenses based on the fair value of share option grants at the date of grant.

We adopted our 2005 and 2008 Stock Incentive Plans in February 2005 and September 2007, respectively, and as of December 31, 2009, options to purchase 1,726,318 ordinary shares had been granted and were outstanding under the plans.  In addition, in 2005, we granted options to purchase 143,474 ordinary shares to a company affiliated with SAIF, all of which have been exercised as of December 31, 2009, and in May 2007 we granted options to purchase 40,000 ordinary shares to Mr. Louis T. Hsieh, who became an independent director of our company upon the completion of our initial public offering in October 2007, 33,889 of which were exercised with the remainder being forfeited following Mr. Hsieh’s retirement from our board of directors in December 2009.  We incurred US$1.3 million, US$1.0 million and US$1.7 million in share-based compensation expenses in 2007, 2008 and 2009, respectively.  For additional information regarding our share-based compensation expenses, see Note 18 to our consolidated financial statements included elsewhere in this annual report.

The table below shows the allocation of share-based compensation charges to cost of revenues and our operating expense line items for the periods indicated:

	For the years ended December 31,
Share-Based Compensation Related to:	2007		2008		2009
	(In thousands)
Cost of revenues	US$	34	US$	35	US$	30
Research and development expenses		391		481		713
Selling and marketing expenses		112		186		447
General and administrative expenses		724		342		472
Total	US$	1,261	US$	1,044	US$	1,662

Income from Operations

Income from operations represents gross profit less operating expenses.

Non-operating Income (Expenses)

Non-operating income (expenses) includes interest income and other income or expenses, each as presented in our consolidated statements of operations.  In December 2007, we received a cash award of US$0.3 million from the Administration Committee of Beijing Zhongguancun Economic Zone as a one-off award for the consummation of our initial public offering in the United States.  Our interest income was US$2.8 million, US$9.1 million and US$6.1 million in 2007, 2008 and 2009, respectively.

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

Revenue Recognition.  We derive revenues primarily from two sources: (1) sales of products, including smart cards and other products sourced from third-party suppliers, such as set-top boxes; and (2) provision of services, including head-end system integration services, head-end system development services and CA system terminal-end software or set-top box design that generate licensing income and royalty income.

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

We sign head-end system integration contracts with cable television network operators to install and integrate our software with third-party hardware and software.  Once the service is substantially completed, customers will issue a preliminary acceptance, while a final acceptance is usually issued six months to one year after the issuance of preliminary acceptance if no major technical problems are discovered.  In the majority of our head-end system integration contracts, we offer free PCS for one year, beginning from preliminary acceptance by customers.  Based on historical information, we believe that a final acceptance is not a significant event because essentially all the services we were obligated to provide have been delivered and all technical problems, if any, have been detected at the point of the preliminary acceptance by the customer and the cost of additional work between a preliminary acceptance and a final acceptance has historically been insignificant.

With respect to the contracts in which we offer free PCS for one year or less, we recognize revenue when all installation and integration services are completed, which is generally indicated by obtaining the preliminary acceptances from customers.  With respect to contracts in which we offer free PCS for more than one year, although the costs incurred during the PCS term have historically been insignificant, we defer the revenue and ratably recognize it over the PCS term.  Where we offer PCS for an unspecified period, we ratably recognize the relevant revenue over the estimated useful life of our CA systems, which we determined to be five years.

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

Goodwill. Goodwill is not amortized but tested for impairment on an annual basis and between annual tests in certain circumstances.  Goodwill impairment is tested using a two-step approach.  The first step compares the fair value of a reporting unit to its carrying amount, including goodwill.  If the fair value of the reporting unit is greater than its carrying amount, goodwill is not considered impaired and the second step is not required.  If the fair value of the reporting unit is less than its carrying amount, the second step of the impairment test measures the amount of the impairment loss, if any, by comparing the implied fair value of goodwill to its carrying amount.  If the carrying amount of goodwill exceeds its implied fair value, an impairment loss is recognized equal to that excess.  The implied fair value of goodwill is calculated in the same manner that goodwill is calculated in a business combination, whereby the fair value of the reporting unit is allocated to all of the assets and liabilities of that unit, with the excess purchase price over the amounts assigned to assets and liability representing the implied fair value of goodwill.  Estimating fair value is performed by utilizing various valuation techniques, with the primary technique being a discounted cash flow.  We have one reporting unit and have determined to perform the annual impairment test on December 31 of each year.

Impairment of Long-Lived Asset. We review our long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable.  When these events occur, we measure impairment by comparing the carrying value of the long-lived assets to the estimated undiscounted future cash flows expected to result from the use of the assets and their eventual disposition.  If the sum of the expected undiscounted cash flows is less than the carrying amount of the assets, we would recognize an impairment loss based on the fair value of the assets.

Allowance for Doubtful Accounts.  We perform ongoing credit evaluations of our customers and generally do not require collateral on accounts receivable.  We maintain an allowance for doubtful accounts primarily based upon the aging analysis of the receivables and factors surrounding the credit risk of specific customers.

Share-based Compensation.  Share-based payment transactions with employees, such as share options, are measured based on the fair value of the equity instrument issued on the date of grant, and are recognized as compensation expense over the requisite service period based on the graded vesting attribution method, with a corresponding impact reflected in additional paid-in capital.  We estimated the fair value of our share options at the respective grant dates using the Black-Scholes option-pricing model.

Under this model, we made a number of assumptions regarding the fair value of the options, including:

•	the expected future volatility of our ordinary share price;

•	the risk-free interest rate;

•	the expected life of the options;

•	the expected dividend yield; and

•	the estimated fair value of our ordinary shares at the grant date for options granted prior to our initial public offering.

For options granted after our initial public offering, the fair value of our ordinary share on the grant date is determined by the closing trade price of our ADSs representing our ordinary shares on the grant date.  We estimated the expected volatility of our ordinary share price based on the historical share price volatility of the publicly traded shares of four comparable companies in the digital television and related businesses over a period comparable to the expected term of the options and our own historical share price volatility.

Recently Issued Accounting Pronouncements

See Note 2(aa) to our consolidated financial statements included elsewhere in this annual report for recently issued accounting standards that we believe may have implications on our financial statements for future periods.

Taxes and Incentives

Cayman Islands, British Virgin Islands and Hong Kong

Our company, as an exempted company incorporated in the Cayman Islands, and CDTV BVI, our wholly owned subsidiary incorporated in BVI, are not subject to any income or capital gains tax under the current laws of the Cayman Islands and BVI.  Golden Benefit and CSM Holdings, our indirectly wholly owned subsidiaries incorporated in Hong Kong, are subject to 17.5% Hong Kong profits tax for the years ended December 31, 2007 and 2008 and 16.5% Hong Kong profits tax for the year ended December 31, 2009 on their activities conducted in Hong Kong.

PRC

Our subsidiaries, our variable interest entity and the subsidiaries of our variable interest entity operating in the PRC are subject to PRC taxes as described below:

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

Effective from January 1, 2008, the 2008 EIT Law imposes a tax rate of 25% on all enterprises, including foreign-invested enterprises, and terminates many of the tax exemptions, reductions and preferential treatments available under previous tax laws and regulations.  However, under the 2008 EIT Law, enterprises that were established before March 16, 2007 and already enjoy preferential tax treatments will continue to enjoy them (1) in the case of certain preferential tax rates that are specified by tax legislations, for a transition period of five years from January 1, 2008 or (2) in the case of tax exemption or reduction for a specified term, until the expiration of such term.  Under the 2008 EIT Law, “high-and-new technology enterprises strongly supported by the State” are entitled to a preferential tax rate of 15%.  In December 2008, N-S Digital TV and Super TV successfully obtained their respective high-and-new technology enterprise certificates under the 2008 EIT Law and are therefore recognized as “high-and-new technology enterprises strongly supported by the State” and qualified for a preferential tax rate of 15%.  As a result, each of N-S Digital TV and Super TV continued to enjoy a 50% reduction of income tax until the end of 2009, and thereafter, they have been entitled to a preferential enterprise income tax rate of 15%.

N-S Media Investment was subject to an enterprise income tax of 33% in 2007, and is subject to an enterprise income tax rate of 25% starting from January 1, 2008. Guangdong SuperTV is subject to an enterprise income tax rate of 25% upon establishment in 2008.

In addition, under the 2008 EIT Law, an enterprise established under the laws of a foreign country or region whose “de facto management body” is located within the PRC territory is considered a resident enterprise and will generally be subject to the enterprise income tax at the rate of 25% on its global income. According to the Implementation Rules, “de facto management body” refers to a managing body that exercises, in substance, overall management and control over the production and business, personnel, accounting and assets of an enterprises.  With reference to the SAT Notice 82, we believe that we are not a PRC resident enterprise. However, if we were considered a PRC resident enterprise, we would be subject to the enterprise income tax at the rate of 25% on our global income.  See “Item 3. Key Information—D. Risk Factors—Risks Relating to the People’s Republic of China—We may be subject to PRC income tax on our global income, or dividends we receive from our PRC subsidiary may be subject to PRC withholding tax, depending on whether we are recognized as a resident enterprise in the PRC.”  In addition, the 2008 EIT Law and the Implementation Rules provide that a withholding tax of 10% (or other applicable withholding tax rates based on tax treaties between the PRC and other jurisdictions) will generally be applicable to dividends payable to foreign investors, and, unlike the prior tax law, does not specifically exempt corporations that pay dividends from withholding all or part of such income tax when they pay dividends to their foreign investors. To the extent we are not considered as a PRC resident enterprise, the dividends our PRC subsidiary pays to us will be subject to this withholding tax. See “Item 3. Key Information—D. Risk Factors—Risks Relating to the People’s Republic of China—We may be subject to PRC income tax on our global income, or dividends we receive from our PRC subsidiary may be subject to PRC withholding tax, depending on whether we are recognized as a resident enterprise in the PRC.” In addition, this withholding tax may also apply to dividends we pay to our non-PRC shareholders. See “Item 3. Key Information—D. Risk Factors—Risks Relating to the People’s Republic of China—Dividends payable by us to our non-PRC shareholders and ADS holders, and gains on the sales of our ordinary shares or ADSs, may be subject to withholding taxes under PRC tax laws, which may materially reduce the value of your investment.”

Value-added Tax Refunds.  Pursuant to a PRC tax policy intended to encourage the development of software and integrated circuit industries, each of N-S Digital TV and Super TV is entitled to a refund of value-added tax paid at a rate of 14% of the sale value of some of our software products.  The amount of the refund for this value-added tax included in our total revenues was US$5.0 million, US$6.5 million and US$4.1 million in 2007, 2008 and 2009, respectively, accounting for 9.0%, 9.2% and 7.4%, respectively, of our total revenues in the corresponding periods.  We include such refunds in the total revenues in our consolidated statements of operations included elsewhere in this annual report.  The value-added tax refund benefits will cease to be available to N-S Digital TV and Super TV by the end of 2010.  Each of N-S Digital TV’s subsidiaries was subject to a standard value-added tax rate of 17% without any tax refunds in 2009.

Business Tax.  Each of N-S Digital TV and its subsidiaries is subject to business tax and related surcharges as well as cultural construction fees relating to our advertising services at a rate of (1) approximately 8.5% on revenues generated from advertising services after deduction of certain costs permitted by the PRC tax regulations and (2) approximately 5.5% on certain other service-type revenues, including those from our head-end integration services, head-end system development services, licensing income and royalty income.  Super TV is currently exempted from business tax at a rate of 5% on the revenues generated by the services it currently provides. As a foreign-invested company, Super TV is not subject to any surcharges.

Tax Arrangement between PRC and Hong Kong

The Hong Kong government and the PRC government entered into the Arrangement for Avoidance of Double Taxation on Income and Prevention of Tax Evasion on August 21, 2006, which took effect on January 1, 2007 and April 1, 2007 in the PRC and Hong Kong, respectively.  This arrangement provides certain tax incentives to use a Hong Kong company as an intermediate holding company for holding investments in the PRC.  The withholding tax rate applicable to dividends received by a Hong Kong company from its investments in the PRC is 5% compared to the 10% withholding tax rate applicable to dividends received by a company incorporated in a jurisdiction where there is no similar tax treaty or arrangement with the PRC, and a full tax exemption in the PRC is available on a capital gain derived by a Hong Kong company from the disposal of its shares in a PRC company, provided that the shares sold are less than 25% of the shareholding of the PRC company and the assets of the PRC company do not consist mainly of real property situated in the PRC.

On October 27, 2009, the SAT issued the SAT Notice 601, which is applicable to the tax arrangements between PRC and Hong Kong. Specifically, the SAT Notice 601 provides that only the enterprises with active operations can be recognized as “beneficial owners” under relevant tax treaties which are entitled to enjoy the corresponding tax benefits. It further provides that those enterprises that are established solely for the purposes of benefiting from favorable tax treatment under the relevant tax treaties should not be recognized as “beneficial owners” and therefore can not enjoy favorable tax treatment. See “Item 3. Key Information—D. Risk Factors—We may be subject to PRC income tax on our global income, or dividends we receive from our PRC subsidiary may be subject to PRC withholding tax, depending on whether we are recognized as a resident enterprise in the PRC.”

Recent Acquisitions

See “Item 4. Information on the Company—A. History and Development of the Company—Our Investments and Acquisitions.”

Results of Operations

The following table sets forth our condensed consolidated statements of operations by amount and as a percentage of our net revenues for the periods indicated:

	For the years ended December 31,
	2007			2008			2009
	Amount		% of Net Revenues	Amount		% of Net Revenues	Amount		% of Net Revenues
	(In thousands, except percentages)

Revenues:
Products	US$	49,741	89.7%	US$	64,412	91.6%	US$	49,146	89.8%
Service		6,011	10.8		6,285	8.9		5,918	10.8
Total revenues		55,752	100.5		70,697	100.5		55,064	100.6
Business taxes		(299)	(0.5)		(363)	(0.5)		(360)	(0.6)
Net revenues		55,453	100.0		70,334	100.0		54,704	100.0
Cost of revenues:(1)
Products		8,100	14.6		10,877	15.5		9,716	17.8%
Service		2,135	3.9		2,828	4.0		3,686	6.7
Total cost of revenues		10,235	18.5		13,705	19.5		13,402	24.5
Gross profit		45,218	81.5		56,629	80.5		41,302	75.5
Operating expenses:
Research and development expenses(1)		4,643	8.4		6,921	9.8		8,779	16.0
Selling and marketing expenses(1)		3,758	6.8		6,063	8.6		7,203	13.2
General and administrative expenses(1)		3,706	6.7		6,084	8.7		4,793	8.8
Total operating expenses		12,107	21.8		19,068	27.1		20,775	38.0
Income from operations		33,111	59.7		37,561	53.4		20,527	37.5
Interest income		2,790	5.0		9,138	13.0		6,070	11.1
Other income/(expense)		263	0.5		(412)	(0.6)		(65)	(0.1)
Income before income taxes		36,164	65.2		46,287	65.8		26,532	48.5
Income tax expense		(2,342)	(4.2)		(3,235)	(4.6)		(1,261)	(2.3)
Net loss (income) from equity method investments		6	0.0		4	0.0		(20)	0.0
Net income before noncontrolling interest		33,816	61.0		43,048	61.2		25,291	46.2
Net loss attributable to noncontrolling interest		—	—		14	0.0		13	0.0
Net income attributable to holders of ordinary shares	US$	33,816	61.0%	US$	43,062	61.2%	US$	25,304	46.2%

(1) Share-based compensation charges incurred during the period related to:

	For the years ended December 31,
	2007			2008			2009
	Amount		% of Net Revenues	Amount		% of Net Revenues	Amount		% of Net Revenues
	(In thousands, except percentages)
Cost of revenues	US$	34	0.1%	US$	35	0.0%	US$	30	0.1%
Research and development expenses		391	0.7		481	0.7		713	1.3
Selling and marketing expenses		112	0.2		186	0.3		447	0.8
General and administrative expenses	US$	724	1.3%	US$	342	0.5%	US$	472	0.9%

Comparison of Years Ended December 31, 2009 and December 31, 2008

Revenues.  The following table sets forth revenues by sources and the percentage of our total revenues in 2008 and 2009:

	For the years ended December 31,
	2008			2009
	Revenues		% of Total Revenues	Revenues		% of Total Revenues
	(In thousands, except percentages)
Products
Smart cards	US$	64,216	90.8%	US$	49,005	89.0%
Set-top boxes and others		196	0.3		141	0.3
Subtotal		64,412	91.1		49,146	89.3
Services
Head-end system integration		3,461	4.9		3,265	5.9
Head-end system development		573	0.8		462	0.8
Licensing income		1,610	2.3		1,147	2.0
Royalty income		641	0.9		688	1.3
Other services		—	—		356	0.7
Subtotal		6,285	8.9		5,918	10.7
Total revenues	US$	70,697	100.0%	US$	55,064	100.0%

Our total revenues decreased by 22.1% to US$55.1 million in 2009 from US$70.7 million in 2008, reflecting a decrease in the revenues from the sales of our products, in particular, smart cards.

Revenues from the sales of our products decreased by 23.7% to US$49.1 million in 2009 from US$64.4 million in 2008, primarily due to a decrease in the revenues from the sales of our smart cards, which accounted for substantially all of our revenues from the sales of our products in both 2008 and 2009.  The decrease in the revenues from the sales of smart cards was primarily attributable to decreases in both shipment volume and the ASP of smart cards in 2009. The decrease in shipment volume reflects a slowdown in the development of the PRC television digitalization market in 2009.  As compared to 2008, the PRC’s CA systems industry in 2009 was developing more slowly mainly due to two reasons.  First, as a result of the potential consolidation within the cable television industry and delays in raising television subscription fees in certain regions, some cable operators were more cautious in making new investments, including postponing smart card purchases in 2009.  Second, the pace of mass migration from analog to digital television slowed down as the execution transitioned from larger cities to smaller cities and counties in the PRC where households are more dispersed and basic network infrastructure is less developed.  The decrease in the ASP of smart cards by 12.8% in Renminbi terms from 2008 to 2009 was primarily due to intensified competition in the industry.

Revenues from the sales of our services decreased by 5.8% to US$5.9 million in 2009 from US$6.3 million in 2008, mainly reflecting a decrease in revenues from our licensing income. Revenues from licensing income decreased by 28.8% to US$1.1 million in 2009 from US$1.6 million in 2008, largely due to lower fees we charged for our testing and certifying work in connection with our licensing services.

Net Revenues.  Our net revenues decreased by 22.2% to US$54.7 million in 2009 from US$70.3 million in 2008.

Cost of Revenues.  The following table sets forth cost of revenues by sources of revenues by amount and as a percentage of net revenues in 2008 and 2009:

	Years ended December 31,
	2008			2009
	Revenues		% of Net Revenues	Revenues		% of Net Revenues
	(In thousands, except percentages)
Products	US$	10,877	15.5%	US$	9,716	17.8%
Services		2,828	4.0		3,686	6.7
Total cost of revenues	US$	13,705	19.5%	US$	13,402	24.5%

Cost of revenues decreased by 2.2% to US$13.4 million in 2009 from US$13.7 million in 2008, primarily reflecting a decrease in the costs relating to our products, which was partially offset by an increase in the costs relating to our services. Cost of revenues relating to our products decreased by 10.7% to US$9.7 million in 2009 from US$10.9 million in 2008, primarily due to the decrease of the shipment volume of smart cards during the same period. Cost of revenues relating to our services increased by 30.3% to US$3.7 million in 2009 from US$2.8 million in 2008, primarily due to a large project of head-end system integration conducted for a customer in 2009 with substantial costs to purchase hardware and software.

Cost of revenues as a percentage of net revenues increased to 24.5% in 2009 from 19.5% in 2008, primarily due to the decrease in ASP of smart cards. The average unit cost of our smart cards decreased by 0.9% in U.S. dollar terms from 2008 to 2009, principally as a result of a decrease in the price of computer chips, which was partially offset by an increase in other related costs.

Gross Profit and Gross Margin. Gross profit decreased by 27.1% to US$41.3 million in 2009 from US$56.6 million in 2008. Our gross margin decreased to 75.5% in 2009 from 80.5% in 2008.

Operating Expenses. Our operating expenses increased by 9.0% to US$20.8 million in 2009 from US$19.1 million in 2008. This increase primarily reflected increases in both research and development expenses and marketing expenses, which were partially offset by a decrease in our general and administrative expenses. Operating expenses, as a percentage of net revenues, increased to 38.0% in 2009 from 27.1% in 2008.

Research and Development Expenses. Our research and development expenses increased by 26.8% to US$8.8 million in 2009 from US$6.9 million in 2008. This increase was primarily due to increases in the number and the average compensation of our research and development staff and demonstrated our strategy to make significant investment in research and development to keep pace with technological advances. Our research and development expenses, as a percentage of net revenues, increased to 16.1% in 2009 from 9.8% in 2008.

Selling and Marketing Expenses. Our selling and marketing expenses increased by 18.8% to US$7.2 million in 2009 from US$6.1 million in 2008. This increase was mainly attributable to increases in compensation costs associated with expanding the sales force and marketing activities. Our selling and marketing expenses, as a percentage of net revenues, increased to 13.2% in 2009 from 8.6% in 2008.

General and Administrative Expenses. Our general and administrative expenses decreased by 21.2% to US$4.8 million in 2009 from US$6.1 million in 2008. This decrease was principally a result of lower bad debt expenses and lower professional service expenses.

Income from Operations. As a result of the foregoing factors, our income from operations decreased by 45.4% from US$37.6 million in 2008 to US$20.5 million in 2009.

Non-operating Income (Expenses). We had non-operating income of US$6.0 million in 2009, compared to US$8.7 million in 2008. Our non-operating income in 2009 primarily reflected interest income of US$6.1 million and other expenses of US$0.1 million.

Net Income Attributable to Holders of Ordinary Shares. As a result of the foregoing factors, net income decreased by 41.2% to US$25.3 million in 2009 from US$43.1 million in 2008. Our basic and diluted earnings per ordinary share in 2009 were US$0.44 and US$0.43, respectively.

Comparison of Years Ended December 31, 2008 and December 31, 2007

Revenues.  The following table sets forth revenues by sources and the percentage of our total revenues in 2007 and 2008:

	For the years ended December 31,
	2007			2008
	Revenues		% of Total Revenues	Revenues		% of Total Revenues
	(In thousands, except percentages)
Products
Smart cards	US$	49,651	89.1%	US$	64,216	90.8%
Set-top boxes and others		90	0.2		196	0.3
Subtotal		49,741	89.2		64,412	91.1
Services
Head-end system integration		3,258	5.8		3,461	4.9
Head-end system development		271	0.5		573	0.8
Licensing income		1,984	3.6		1,610	2.3
Royalty income		498	0.9		641	0.9
Subtotal		6,011	10.8		6,285	8.9
Total revenues	US$	55,752	100.0%	US$	70,697	100.0%

Our total revenues increased by 26.8% to US$70.7 million in 2008 from US$55.8 million in 2007.  This increase was principally a result of an increase in the revenues from the sales of our products, in particular, smart cards.

Revenues from the sales of our products increased by 29.5% to US$64.4 million in 2008 from US$49.7 million in 2007, primarily due to an increase in the revenues from the sales of our smart cards, which accounted for substantially all of our revenues from the sales of our products in both 2007 and 2008.  The increase in the revenues from the sales of smart cards was mainly attributable to a 34.8% increase in the number of smart cards sold by us to 9.9 million in 2008 from 7.3 million in 2007, which was partially offset by a 13.9% decrease in the average selling price of our smart cards in RMB terms from 2007 to 2008 (including value-added tax refunds).  The increase in the revenues from the sales of smart cards reflects the continued growth of the PRC television digitalization market as well as our leading market position.  The decrease in the average selling price of smart cards from 2007 to 2008 was largely due to intensified competition and pricing discounts we offered to a number of large customers in 2008.

Revenues from the sales of our services increased by 4.6% to US$6.3 million in 2008 from US$6.0 million in 2007. The increase in the revenues from the sales of our services was primarily due to increases in the revenues from our head-end system integration services, head-end system development and royalty income, which were partially offset by a decrease in revenues from our licensing income. Revenues from our head-end system integration services increased by 6.2% to US$3.5 million in 2008 from US$3.3 million in 2007, mainly reflecting a US$0.2 million increase in revenue recognized in 2008 from the contracts we performed in 2008 compared to revenue recognized in 2007 from contracts performed in 2007. Revenues from our head-end system development services increased by 111.4% to US$0.6 million in 2008 from US$0.3 million in 2007, principally as a result of an increase in demand for such services in 2008 compared to 2007. Revenues from licensing income decreased by 18.9% to US$1.6 million in 2008 from US$2.0 million in 2007, primarily due to a 42.1% decrease in the number of new licensing contracts for our CA system terminal-end software that we entered into in 2008 as compared to 2007.

Net Revenues.  Our net revenues increased by 26.8% to US$70.3 million in 2008 from US$55.5 million in 2007.

Cost of Revenues.  The following table sets forth cost of revenues by sources of revenues by amount and as a percentage of net revenues in 2007 and 2008:

	For the years ended December 31,
	2007			2008
	Revenues		% of Net Revenues	Revenues		% of Net Revenues
	(In thousands, except percentages)
Products	US$	8,100	14.6%	US$	10,877	15.5%
Services		2,135	3.9		2,828	4.0
Total cost of revenues	US$	10,235	18.5%	US$	13,705	19.5%

Cost of revenues increased by 33.9% to US$13.7 million in 2008 from US$10.2 million in 2007, primarily due to an increase in the costs relating to our products and, to a lesser extent, an increase in the cost relating to our services. Cost of revenues relating to our products increased by 34.3% to US$10.9 million in 2008 from US$8.1 million in 2007, principally due to an increase in raw material costs and personnel and related costs as the number of smart cards sold by us increased during the period. Cost of revenues relating to our services increased by 32.5% to US$2.8 million in 2008 from US$2.1 million in 2007, mainly due to the increase in the corresponding revenues from our head-end system integration and development services.

Cost of revenues as a percentage of net revenues increased to 19.5% in 2008 from 18.5% in 2007, principally as a result of a decrease in the ASP of our smart cards in 2008 as compared to 2007. The average unit cost of our smart cards decreased slightly by approximately 0.9% in U.S. dollar terms from 2007 to 2008, primarily due to a decrease in the price of computer chips, which was partially offset by an increase in other related costs.

Gross Profit and Gross Margin. Gross profit increased by 25.2% to US$56.6 million in 2008 from US$45.2 million in 2007. Our gross margin decreased slightly to 80.5% in 2008 from 81.5% in 2007.

Operating Expenses. Our operating expenses increased by 57.5% to US$19.1 million in 2008 from US$12.1 million in 2007. This increase was attributable to a combination of factors, including a significant increase in the number of employees, an increase in marketing activities and an increase in professional service fees associated with the Company being in its first full year of operations as a public company. Operating expenses, as a percentage of net revenues, increased to 27.1% in 2008 from 21.8% in 2007.

Research and Development Expenses. Our research and development expenses increased by 49.1% to US$6.9 million in 2008 from US$4.6 million in 2007. This increase was primarily attributable to an increase in the number of our research and development staff. Our research and development expenses, as a percentage of net revenues, increased to 9.8% in 2008 from 8.4% in 2007.

Selling and Marketing Expenses. Our selling and marketing expenses increased by 61.3% to US$6.1 million in 2008 from US$3.8 million in 2007. This increase was primarily due to increases in marketing activities and compensation costs associated with hiring additional experienced staff. Our selling and marketing expenses, as a percentage of net revenues, increased to 8.6% in 2008 from 6.8% in 2007.

General and Administrative Expenses. Our general and administrative expenses increased by 64.2% to US$6.1 million in 2008 from US$3.7 million in 2007. This increase was largely due to substantial increases in professional service fees associated with being a public company and compensation costs associated with hiring additional experienced staff in the finance and legal departments. Our general and administrative expenses, as a percentage of net revenues, increased to 8.7% in 2008 from 6.7% in 2007.

Income from Operations. As a result of the foregoing factors, our income from operations increased by 13.4% from US$33.1 million in 2007 to US$37.6 million in 2008.

Non-operating Income (Expenses). We had non-operating income of US$8.7 million in 2008, compared to US$3.1 million in 2007. Our non-operating income in 2008 primarily consisted of interest income of US$9.1 million and other expenses of US$0.4 million.

Net Income Attributable to Holders of Ordinary Shares. As a result of the foregoing factors and taking into account US$0.01 million and US$nil in net income attributable to noncontrolling interest in 2008 and 2007, respectively, net income increased by 27.3% to US$43.1 million in 2008 from US$33.8 million in 2007. Our basic and diluted earnings per ordinary share in 2008 were US$0.75 and US$0.72, respectively.

B.        Liquidity and Capital Resources

Liquidity

	For the years ended December 31,
	2007		2008		2009
	(In thousands)
Cash and cash equivalents	US$	228,958	US$	202,947	US$	131,087
Net cash provided by operating activities		33,838		38,403		18,471
Net cash used in investing activities		(19,263)		(51,922)		(33,755)
Net cash (used in)/provided by financing activities	US$	192,030	US$	(13,929)	US$	(56,537)

Operating Activities.  Net cash provided by operating activities was US$18.5 million in 2009, which was primarily derived from our net income of US$25.3 million, adjusted to reflect the adding back of US$1.7 million in depreciation and amortization costs and US$1.7 million share-based compensation charges.  Net income was partially offset by a US$2.9 million increase in pre-paid expenses and other current assets, a US$2.6 million decrease in accrued expenses and other current liabilities and a US$1.5 million increase in accounts and notes receivable.  The significant increase in prepaid expenses and other current assets was primarily due to an increase in accrued interest income.  The significant decrease in accrued expenses and other current liabilities primarily reflected decreases in other tax payable and amount due to employees for share option exercise proceeds. The increase in accounts and notes receivable reflected more favorable credit terms awarded to our major customers due to intense competition and recent economic downturn in the PRC.

Net cash provided by operating activities was US$38.4 million in 2008, which was primarily derived from our net income of US$43.1 million, adjusted to reflect an increase in the accrued expenses and other current liabilities by US$3.6 million and adding back of US$1.3 million in depreciation and amortization costs and US$1.0 million in non-cash share-based compensation charges. Net income was partially offset by a US$5.9 million increase in accounts receivable, a US$2.5 million decrease in deferred revenues, pre-paid expenses and other current assets of US$3.5 million and a US$1.0 million increase in inventories. The significant increase in accrued expenses and other current liability was primarily due to the increase in proceeds to the employees from their exercise of our share options that were temporarily deposited with our company and other tax payable. The significant increase in accounts receivable was mainly attributable to the more favorable credit terms we granted to our major customers in light of competition as well as recent economic downturn. Such increase was also attributable to the growth of the sales of our smart cards. The significant decrease during 2008 in deferred revenues reflected a decrease in advance payments from customers who purchase our smart cards.

Net cash provided by operating activities was US$33.8 million in 2007, which was primarily derived from our net income of US$33.8 million, adjusted to reflect an increase in the accrued expenses and other current liabilities by US$2.5 million, the adding back of US$1.3 million in non-cash share-based compensation charges and a US$0.7 million increase in the income tax payable.  Net income was partially offset by a US$3.1 million increase in accounts receivable and a US$2.0 million decrease in deferred revenues, and a US$0.4 million decrease in accounts payable.  The significant increase in accrued expenses and other current liability primarily reflected the increase in the amounts of year-end bonus payable, tax payable and fees payable incurred during the preparation of our initial public offering.  The significant increase in accounts receivable was largely due to the rapid growth of the sales of our smart cards as well as the increase in the balance of accounts receivable from major customers.  The significant decrease during 2007 in deferred revenues mainly reflected a decrease in pre-payments from customers for smart cards.

Investing Activities.  Net cash used in investing activities was US$33.8 million in 2009, primarily consisting of an aggregate of US$39.0 million used to purchase corporate and government bonds, an aggregate of US$1.5 million to purchase computers and other electronic equipment and motor vehicles and a US$1.4 million decrease in cash as a result of eliminating Dongguan SuperTV from our consolidated subsidiaries in 2009 due to transfer of a part of our equity ownership to another investor, which were partially offset by a withdrawal of US$7.7 million from our bank deposits maturing over three months.

Net cash used in investing activities was US$52.0 million in 2008, reflecting US$48.3 million in bank deposits maturing over three months, two US$0.9 million long-term loans to Shizhou Shen and Lei Zhang, our employees, to support their acquisition of certain equity stake in N-S Digital TV from N-T Information Engineering, an aggregate of US$3.1 million used to purchase the digital watermarking and image tracing technologies and the equity interest in N-S Digital TV from N-T Information Engineering and US$1.0 million used to purchase property and equipment, which were partially offset by a receipt of US$1.6 million loan repayment from N-T Information Engineering and US$0.8 million reduction of restricted cash.

Net cash used in investing activities was US$19.3 million in 2007, reflecting US$17.1 million in bank deposits maturing over three months, a US$1.5 million one-year term loan extended to N-T Information Engineering in April 2007, US$1.2 million used for purchasing property and equipment, US$0.6 million in restricted cash, US$0.4 million used for capital contribution to a joint venture company with Jiangsu Qingda and purchase from N-T Information Engineering of its 51% equity interest Guokai, which were partially offset by a US$1.5 million refund received from N-T Information Engineering, resulting from the downward adjustment of the price paid by us to purchase its set-top box business.

Financing Activities. Net cash used in financing activities was US$56.5 million in 2009, consisting of a US$57.3 million special cash dividend we declared in December 2008 and paid in early 2009, which was offset by US$0.8 million in proceeds from the exercise of our share options by employees and Tech Power Enterprises.

Net cash used in financing activities was US$14.0 million in 2008, consisting of US$16.3 million used to repurchase our ordinary shares and US$0.7 million of costs and expenses incurred relating to our initial public offering, which were offset by US$0.7 million capital injection by an individual shareholder in Dongguan SuperTV and US$2.3 million in proceeds from the exercise of our share options by our employees and Tech Power Enterprise.

Net cash provided by financing activities was US$192.0 million in 2007, consisting of US$220.8 million of proceeds we received from the issuance of ordinary shares in our initial public offering, which were offset by US$17.5 million of costs and expenses incurred relating to our initial public offering and US$11.3 million in dividends paid to our ordinary and preferred shareholders.

Pursuant to the relevant PRC laws, rules and regulations applicable to our subsidiary and variable interest entity in the PRC, these entities are required to make appropriations from net income as determined in accordance with the generally accepted accounting principles in the PRC, or PRC GAAP, to non-distributable reserves, also referred to as “statutory common reserves,” which included a statutory surplus reserve and a statutory welfare reserve as of December 31, 2005. According to the revised PRC Company Law, which took effect on January 1, 2006, our subsidiaries and variable interest entities in the PRC are no longer required to make appropriations to the statutory welfare reserve, but appropriations to the statutory surplus reserve are still required to be made at the rate of 10% of profits after tax as determined under PRC GAAP until the balance of such reserve fund reaches 50% of the entities’ registered capital.

Our subsidiaries and our variable interest entities in the PRC may, upon a resolution passed by their respective shareholders, convert the statutory surplus reserve into capital. The statutory welfare reserve was used for the collective welfare of the employees of each of the subsidiaries and the variable interest entity. These reserves represent appropriations of retained earnings determined according to PRC law and may not be distributed. There were no appropriations to reserves other than to those of our subsidiaries and our variable interest entity in the PRC during any of the periods presented. However, as a result of these laws, approximately US$10.2 million and US$12.7 million of our retained earnings was not available for distribution as of December 31, 2008 and December 31, 2009, respectively.

Capital Expenditures

In 2007, 2008 and 2009, our capital expenditures totaled US$1.2 million, US$6.0 million and US$1.4 million, respectively. Our capital expenditures in 2007 mainly related to purchases of equipment. Our capital expenditures in 2008 primarily consisted of the long-term loans of US$1.8 million in aggregate which we extended to Shizhou Shen and Lei Zhang, our employees, to support their acquisition of a certain equity stake in N-S Digital TV from N-T Information Engineering, an aggregate of US$3.1 million used to purchase the digital watermarking and image tracing technologies and the equity interest of N-S Digital TV from N-T Information Engineering, US$0.1 million used to purchase additional equity interest in Dongguan SuperTV and US$1.0 million used to purchase property and equipment. Our capital expenditures in 2009 primarily consisted of purchases of property and equipment.

We believe that our current levels of cash and cash equivalents, bank deposits maturing over three months, held-to-maturity investments, and cash flows from operations in the near future, will be sufficient to meet our anticipated capital expenditure and other cash needs for at least the next 12 months.  However, we may need additional cash resources in the future if we experience changed business conditions or other developments.  We also may need additional cash resources in the future if we find and wish to pursue opportunities for investment, acquisition, strategic cooperation or other similar actions.  If we ever determine that our cash requirements exceed our amounts of cash and cash equivalents on hand, we may seek to issue debt or equity securities or obtain a credit facility.  Any issuance of equity securities could cause dilution for our shareholders.  Any incurrence of indebtedness could increase our debt service obligations and cause us to be subject to restrictive operating and finance covenants.  It is possible that, when we need additional cash resources, financing will be available to us only in amounts or on terms that would not be acceptable to us or financing will not be available at all.

C.        Research and Development, Patents and Licenses, etc.

See “Item 4. Information on the Company—B. Business Overview—Research and Development” for information relating to our research and development.

See “Item 4. Information on the Company—B. Business Overview—Intellectual Property” for information relating to our intellectual property.

D.        Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2007 to December 31, 2009 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

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

F.        Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations as of December 31, 2009:

	Contractual Obligations
	Less than 1 Year		1-3 Years		3-5 Years	More than 5 Years	Total
	(In thousands)
Operating lease obligations(1)	US$	1,276	US$	225	—	—	US$	1,501
Purchase obligations		688		—	—	—		688
Total	US$	1,964	US$	225	—	—	US$	2,189

(1)  Operating leases generally relate to the lease of our office premises.

Item 6.               Directors, Senior Management and Employees

A.        Directors and Senior Management

The following table sets forth certain information concerning our directors and executive officers as of March 31, 2010.

Name	Age	Position
Jianhua ZHU	40	Chairman and Chief Executive Officer
Zengxiang LU	39	Director
James Hsiang Ming HO	50	Director
Rui LU	45	Independent Director
Gongquan WANG	48	Independent Director
Chaoyang XIA	40	Independent Director
Songzuo XIANG	45	Independent Director
Liang XU	35	Executive Vice President & Chief Financial Officer
Dong LI	38	President and Chief Marketing Officer
Jian HAN	36	Chief Technology Officer
Huiqing CHEN	37	Chief Administrative Officer

Jianhua ZHU, one of our founders, has served as the chairman of our board of directors since November 2008 and as chief executive officer of our company since December 2006 and has been a director since 2004. He was the chairman of our board of directors from 2004 until December 2006. From 2001 until 2004, Mr. Zhu was general manager of N-T Information Engineering. From 1998 until 2001, he was deputy general manager of N-T Information Engineering. He has also been the supervisor of N-T Information Engineering since 2006. Mr. Zhu was the executive director of the Guangdong R&D prior to April 2010. He worked at the China Technology Import and Export Corp. from 1994 until 1997. Mr. Zhu holds bachelor’s and master’s degrees in precision instrumentation from Tsinghua University.

Zengxiang LU, one of our founders, has been a board member since 2004. He was chairman of our board of directors and our chief strategy officer from December 2006 until November 2008 and chief executive officer from 2004 until December 2006. Dr. Lu was the president of the Guangdong R&D prior to April 2010 and was also the director from 2005 until 2007. Dr. Lu worked on the development of CA systems at Tsinghua Tongfang from 1999 to August 2001. He was deputy general manager of N-T Information Engineering from August 2001 until 2004, and has served on the board of N-T Information Engineering since 1998. Dr. Lu holds a bachelor’s degree in automation and a doctorate degree in signal processing from Tsinghua University.

James Hsiang Ming HO has been a director of our company since November 2006. Mr. Ho is a vice president of Capital International, Inc., responsible for private equity in Asia. Prior to joining Capital International, Inc. in 1996, Mr. Ho was vice president of global equity investments at the Bank of America in Hong Kong. Mr. Ho was formerly a director of Pacific Textiles Holdings, Ltd., a Hong-Kong listed company, Renhe Commercial Holdings Company Limited, also a Hong Kong-listed company, and On*Media Corporation, a South Korea-listed company. He received a bachelor’s degree in economics from the National Taiwan University and an MBA from the Wharton School of Business at the University of Pennsylvania.

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

Chaoyang XIA has been an independent director of our company since March 2010. Dr. Xia is a founding partner of Tianjin Ivy Investment Management Center (Limited Partnership), a venture capital and growth equity firm in China. He has been chairman of Benxian Investment (Beijing) Ltd. since May 2008 and a director of China Newstar Energy Co., Ltd. since November 2009. From 2001 to 2008, he was chief financial officer and senior vice president of CapitalBio Corporation, a leading biochip company in the PRC. Before joining CapitalBio Corporation, Dr. Xia served as a General Manager of the Investment Department of Tsinghua Tongfang Co., Ltd., a technology company listed on the Shanghai Stock Exchange. Prior to that, Dr. Xia was a deputy general manager of the Investment Banking Division of CITIC Securities Company Limited. Dr. Xia holds a doctorate degree in engineering, a bachelor’s degree in engineering and a bachelor’s degree in economics, all from Tsinghua University.

Songzuo XIANG has been an independent director of our company since September 2008. Dr. Xiang is the editor-in-chief of the Global Business & Finance magazine, a Chinese business publication sponsored by the Development Research Center of the State Council. Dr. Xiang is currently a director of AirMedia Group Inc., a company listed on the Nasdaq Global Market. Dr. Xiang was also a director of Hurray! Solutions Ltd. from 2000 to 2009 and its chief executive officer from March to October 2009, respectively. From 1995 to 1998, Dr. Xiang was deputy director of the Fund Planning Department at the Shenzhen branch office of the People’s Bank of China. Dr. Xiang holds a master’s degree in international affairs from Columbia University, a doctorate degree and a master’s degree in economics from Renmin University of China and a bachelor’s degree in mechanical engineering from Huazhong University of Science and Technology.

Liang XU has served as our executive vice president since June 2009 and the chief financial officer of our company since November 2006. Mr. Xu was assistant vice president of CDH Venture Partners from 2005 to 2006. He was strategic program manager of Intel (China) Ltd. from 2004 to 2005, and senior financial analyst at Intel (China) Ltd. from 2003 to 2004. He was deputy head of the sales and marketing department at N-T Information Engineering from 1998 to 2001. Mr. Xu holds bachelor’s degrees in economics and English from Tsinghua University and a master’s degree in business administration from the Harvard Business School.

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

Mr. Louis T. Hsieh, formerly an independent director of our company, retired from our board of directors on our annual general meeting of shareholders held on December 30, 2009. Mr. James Hsiang Ming Ho was re-elected as director at the same meeting upon which his initial term expired. Dr. Chaoyang Xia was appointed as our independent director effective March 3, 2010.

There is no family relationship among any of our directors or executive officers. There is no shareholding qualification for directors.

B.       Compensation of Directors and Senior Officers

Our executive officers receive compensation in the form of salaries, annual bonuses and share options.  Some of our current and former directors have received compensation in the form of share options.  We do not provide any benefits to our non-executive directors upon retirement.  In 2009, the aggregate cash compensation to our directors and executive officers was US$0.7 million.

Share Options

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

The Amended and Restated 2005 Stock Incentive Plan

The 2005 Stock Incentive Plan was adopted by the board of directors of CDTV BVI on February 3, 2005 and the Amended and Restated 2005 Stock Incentive Plan was adopted by our board of directors and approved by our shareholders on September 13, 2007 to amend and restate the 2005 Stock Incentive Plan.  In 2005, CDTV BVI was the ultimate holding company of our business.  As a result of our restructuring in May 2007, CDTV BVI became our wholly owned subsidiary and the options already granted under the 2005 Stock Incentive Plan were converted to options for the ordinary shares of our company.  Pursuant to the 2005 Plan, we may issue share options, stock appreciation rights, share bonuses, restricted shares, performance shares, share units, phantom shares, dividend equivalents or similar rights to purchase or acquire shares.

We reserved a total of 4,444,440 ordinary shares for issuance under the 2005 Plan, subject to any adjustments as contemplated by the plan.  We granted share options to purchase 2,971,942, 543,674, 620,212 and 53,280 ordinary shares pursuant to the 2005 Stock Incentive Plan on February 3, 2005, September 22, 2006, December 5, 2006 and October 5, 2008, respectively, of which options to purchase 293,487 ordinary shares were subsequently forfeited.  Options to purchase 983,974 ordinary shares remained outstanding as of December 31, 2009 under the 2005 Plan.

With respect to the share options that we granted on February 3, 2005, two vesting schedules apply.  The first vesting schedule is as follows: 50% vest at the end of the six-month period after the award date, and the remaining 50% vest in 42 equal monthly installments, beginning from the end of the six-month period after the award date.  The second vesting schedule is as follows: 25% vest on the first anniversary of the award date and the remaining 75% vest in 36 substantially equal monthly installments, beginning on the last day of the month following the month in which the first anniversary of the award date occurs.  The exercise price for all share options granted on this date is US$0.543 per share.

With respect to the share options that we granted on April 13, 2006, the vesting schedule is as follows: 50% vest at the end of the six-month period after the award date, and the remaining 50% vest in 42 equal monthly installments, beginning from the end of the six-month period after the award date.  The exercise price for all share options granted on this date is US$0.543 per share.

With respect to the share options that we granted on September 22, 2006, the vesting schedule is as follows: 25% vest on the first anniversary of the award date and the remaining 75% vest in 36 substantially equal monthly installments, beginning on the last day of the month following the month in which the first anniversary of the award date occurs.  The exercise price is US$1.771 per share.

With respect to the share options that we granted on December 5, 2006, with the exception of share options that we granted to one of our executive officers, the vesting schedule is as follows: 25% vest on the first anniversary of the award date, and the remaining 75% vest in 36 substantially equal monthly installments, beginning on the last day of the month following the month in which the first anniversary of the award date occurs.  The executive officer’s share options vest according to the following schedule: 25% of 320,000 options vest upon the closing of our initial public offering; 75% of 320,000 options vest in 36 substantially equal monthly installments, with the first installment vesting on the last day of the month following the month in which the executive officer took office; and 32,000 options vest upon the achievement of certain financial targets.  The exercise price for all share options granted on this date is US$4.172.

With respect to the share options that we granted on October 5, 2008, the vesting schedule is as follows:  25% vest on the first anniversary of the award date and the remaining 75% vest in 36 substantially equal monthly installments, beginning on the last day of the month following the month in which the first anniversary of the award date occurs.  The exercise price is US$0.543 per share.

2008 Stock Incentive Plan

The 2008 Plan was adopted by our board of directors and approved by our shareholders on September 13, 2007. Pursuant to the 2008 Plan, we may issue share options, share appreciation rights, share bonuses, restricted shares and restricted share units, performance shares, share units, phantom shares, dividend equivalents or similar rights to purchase or acquire shares.

We reserved a total of 1,200,000 ordinary shares for issuance under the 2008 Plan, subject to any adjustments as contemplated by the plan. The plan also provides for an annual increase, beginning in 2009, in the number of ordinary shares that may be delivered pursuant to awards under the plan, totaling 2% of our issued and outstanding shares as of the first business day of the relevant calendar year. The maximum number of shares subject to awards that may be granted during any single calendar year is such number as equals 2% of our issued and outstanding shares as of the first business day of that calendar year. We granted share options to purchase 406,776 and 357,548 ordinary shares on October 5, 2008 and June 1, 2009, respectively. Options to purchase 742,524 ordinary shares remained outstanding as of December 31, 2009 under the 2008 Plan.

With respect to the share options that we granted on October 5, 2008, the vesting schedule is as follows: 25% vest on the first anniversary of the award date, and the remaining 75% vest in 36 substantially equal monthly installments, beginning on the last day of the month following the month in which the first anniversary of the award date occurs. The exercise price is US$7.89 per share.

With respect to the share options that we granted on June 1, 2009, the vesting schedule is as follows: 25% vest on the first anniversary of the award date, and the remaining 75% vest in 36 substantially equal monthly installments, beginning on the last day of the month following the month in which the first anniversary of the award date occurs. The exercise price is US$9.09 per share.

On February 10, 2010, we granted share options to purchase 42,880 ordinary shares to a director at an exercise price of US$0.5433 per ordinary share which will expire on February 9, 2020 and all these share options were vested on the grant date. In the meanwhile, we accelerated the vesting schedule of a total of share options to purchase 29,480 ordinary shares we previously granted to an executive officer on October 5, 2008 so that all these share options were vested on February 10, 2010.

The 2005 and 2008 Plans

Our board of directors administers the 2005 and 2008 Plans and has wide discretion in determining who will receive awards, the type and timing of awards, the vesting schedule and other terms and conditions of the awards, including the exercise price of share option grants. Generally, if an outstanding share option grant made under the plans has not vested by the date of termination of the recipient’s employment with us, no further installments of the recipient’s grant will become exercisable following the date of termination of employment, and the recipient will have 30 days from such date to exercise any share options that had already vested but not yet been exercised. If any ordinary shares subject to a restricted share award remain subject to restrictions by the date of termination of employment, no additional ordinary shares will vest following the date of termination of employment.

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

The following table sets forth information on share options that have been granted and are outstanding as of March 31, 2010 pursuant to the 2005 Plan and the 2008 Plan:

	Number of Ordinary Shares Underlying Outstanding Options	Exercise Price per Ordinary Share		Date of Grant	Date of Expiration
Directors and Executive Officers
Liang XU	*	US$	4.172	December 5, 2006	December 4, 2016
	*	US$	0.543	October 5, 2008	October 4, 2018
Dong LI	*	US$	0.543	February 3, 2005	February 2, 2015
	*	US$	7.890	October 5, 2008	October 4, 2018
	*	US$	9.090	June 2, 2009	June 1, 2019
Jian HAN	*	US$	0.543	February 3, 2005	February 2, 2015
	*	US$	7.890	October 5, 2008	October 4, 2018
	*	US$	9.090	June 2, 2009	June 1, 2019
Huiqing CHEN	*	US$	0.543	February 3, 2005	February 2, 2015
	*	US$	7.890	October 5, 2008	October 4, 2018
	*	US$	9.090	June 2, 2009	June 1, 2019

Other Grantees
Other grantees as a group (comprising 171 individuals)	1,208,701		—	—	—

*	The number of ordinary shares underlying the outstanding options held by each of the officers represents less than 1% of our ordinary shares.

In addition to the options granted pursuant to the 2005 Plan and the 2008 Plan, on May 15, 2007 we granted options to purchase 40,000 ordinary shares to Mr. Louis T. Hsieh, who became an independent director of our company upon the completion of our initial public offering, at an exercise price of US$4.172 per share.  Mr. Hsieh retired from our board of directors in December 2009, following which 33,889 of his options were exercised with the remainder being forfeited.

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

Terms of Directors

Our Second Amended and Restated Memorandum and Articles of Association provide for three classes of directors, each with three-year terms.  The term of the Class I directors, who are Dr. Zengxiang Lu and Mr. Jianhua Zhu, will expire upon the annual general meeting of shareholders to be held in 2011; the term of the Class II directors, who are Mr. James Hsiang Ming Ho and Dr. Chaoyang Xia, will expire upon the annual general meeting of shareholders to be held in 2012; and the term of the Class III directors, who are Mr. Gongquan Wang, Dr. Rui Lu and Mr. Songzuo Xiang, will expire upon the annual general meeting of shareholders to be held in 2010.

Employment Agreements

We have entered into service contracts with our directors. The service contracts do not provide any benefits to our directors upon termination of service.

We have entered into an employment agreement with each of our executive officers.  Under these agreements, we may terminate an executive officer’s employment for cause at any time, without notice or remuneration, for certain acts of the executive officer, including but not limited to material acts of fraud, material violations of our terms of employment, material dereliction of duty or engaging in graft to the material harm of the company.  An executive officer may terminate employment if a government regulatory agency determines that working conditions are extremely deficient and injurious to health, if the executive has been subject to violence, threats or illegal constraints upon his liberty, or if we have failed to pay compensation on time.  We and each executive officer may also decide to terminate such executive officer’s employment for other reasons or no reason after providing written notice at least 30 days in advance and after we have made arrangements for a successor.  Our employment agreements do not provide any benefits to any of our executive officers upon termination.

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

Board Committees

To enhance our corporate governance, our board of directors established three board committees: an audit committee, a corporate governance and nominations committee and a compensation committee.  The charters of each of our audit committee, corporate governance and nominations committee and compensation committee are publicly available on our website at http://ir.chinadtv.cn.

Audit Committee

Our audit committee is responsible for, among other things:

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

Our audit committee currently consists of Mr. Songzuo Xiang, Mr. Gongquan Wang and Dr. Rui Lu, and has a formal written charter that sets forth its duties and powers.  Our board has determined that each of Mr. Songzuo Xiang, Mr. Gongquan Wang and Dr. Rui Lu qualifies as an “independent” director under the rules of the U.S. Securities and Exchange Commission, or the SEC, and the NYSE.  Our board also has determined that Mr. Songzuo Xiang qualifies as an audit committee financial expert within the meaning of the rules of the SEC.  Our audit committee meets at least once each quarter.

Corporate Governance and Nominations Committee

Our corporate governance and nominations committee consists of Mr. Songzuo Xiang, Mr. Gongquan Wang and Dr. Rui Lu, and has a formal written charter that sets forth its duties and powers.  Our corporate governance and nominations committee is responsible for identifying individuals qualified to become members of our board of directors and recommending them to our board for nomination.  Our corporate governance and nominations committee is also responsible for implementing our Code of Business Conduct and Ethics.

Compensation Committee

Our compensation committee currently consists of Mr. Songzuo Xiang, Mr. Gongquan Wang and Dr. Rui Lu, and has a formal written charter that sets forth its duties and powers.  Our compensation committee assists the board in reviewing and approving our compensation structure, including all forms of compensation relating to our directors and executive officers, and administering our stock incentive plans.

Corporate Governance Guidelines

Our board of directors has adopted a set of corporate governance guidelines. These guidelines reflect certain guiding principles with respect to the composition, selection and performance evaluation of our board of directors, the board committees, management succession and executive compensation. They are publicly available on our website at http://ir.chinadtv.cn.

D.        Employees

See “Item 4. Information on the Company—B. Business Overview—Employees.”

E.        Share Ownership

Under the Exchange Act Rule 13d-3, a person is deemed to be a “beneficial owner” of a security if that person has or shares “voting power,” which includes the power to vote or to direct the voting of such security, or “investment power,” which includes the power to dispose of or to direct the disposition of such security.  A person is also deemed to be the beneficial owner of any securities of which that person has a right to acquire beneficial ownership within 60 days.  Under these rules, more than one person may be deemed a beneficial owner of securities as to which such person has no economic interest.

The following table sets forth certain information with respect to the directors, officers and each of the persons known to us who own beneficially 5% or more of our ordinary shares as of March 31, 2010 unless otherwise indicated.  The number of ordinary shares outstanding in calculating the percentages for each listed person includes the ordinary shares underlying share options held by such person.  The percentage of beneficial ownership of each listed person is based on 58,244,194 ordinary shares outstanding (excluding the 139,426 ordinary shares that were issued and held for the Company’s account in preparation for exercise of share options by option holders under our employee stock incentive plans), as well as the ordinary shares underlying share options exercisable by such person within 60 days of March 31, 2010.

	Shares beneficially owned
	Number	Percent
Directors and Executive Officers
Jianhua ZHU (1)	3,247,192	5.6%
Zengxiang LU (2)	3,247,192	5.6%
James Hsiang Ming HO	—	—
Rui LU	—	—
Gongquan WANG	—	—
Songzuo XIANG	—	—
Chaoyang XIA	—	—
Liang XU(3)	*	*
Dong LI(4)	*	*
Jian HAN(5)	*	*
Huiqing CHEN(6)	*	*

Directors and executive officers as a group(7)	7,224,488	12.4%

Principal Shareholders
Yuk Shing WONG(8)	4,796,832	8.2%
China Capital(9)	11,992,080	20.6%
Capital Funds(10)	12,000,000	20.6%
SAIF(11)	11,885,820	20.4%

*	Upon exercise of all share options exercisable within 60 days of March 31, 2010, would beneficially own less than 1% of our ordinary shares.

(1)
Represents: (i) the 464,977 ordinary shares held by Smart Live Group Limited, which is wholly owned by Mr. Jianhua Zhu; (ii) 20% of the 11,992,080 ordinary shares held by China Capital; and (iii) the 383,799 ordinary shares held by China Cast Investment Holdings Limited, or China Cast.  Mr. Jianhua Zhu, together with Dr. Zengxiang Lu, exercises investment and voting powers over these shares held by China Cast.  Mr. Zhu owns 20% of the equity interest of China Capital. He owns 50% of the equity interest of China Cast and disclaims beneficial ownership of those shares held by China Cast except to the extent of his pecuniary interest therein.

(2)
Represents: (i) the 464,977 ordinary shares held by Polar Light Group Limited, which is wholly owned by Dr. Zengxiang Lu; (ii) 20% of the 11,992,080 ordinary shares held by China Capital; and (iii) the 383,799 ordinary shares held by China Cast.  Dr. Zengxiang Lu, together with Mr. Jianhua Zhu, exercises investment and voting powers over these shares held by China Cast. Dr. Lu owns 20% of the equity interest of China Capital. He owns 50% of the equity interest of China Cast and disclaims beneficial ownership of those shares held by China Cast except to the extent of his pecuniary interest therein.

(3)	Represents the sum of ordinary shares owned by Mr. Xu and ordinary shares issuable upon exercise of options held by Mr. Xu.

(4)	Represents the sum of ordinary shares owned by Mr. Li and ordinary shares issuable upon exercise of options held by Mr. Li.

(5)	Represents the sum of ordinary shares owned by Mr. Han and ordinary shares issuable upon exercise of options held by Mr. Han.

(6)	Represents the sum of ordinary shares owned by Ms. Chen and ordinary shares issuable upon exercise of options held by Ms. Chen.

(7)
Represents 40% of the 11,992,080 ordinary shares held by China Capital (each of Mr. Jianghua Zhu and Dr. Zengxiang Lu owns 20% of the equity interest of China Capital), 100% of the 383,799 ordinary shares held by China Cast (Mr. Jianhua Zhu and Dr. Zengxiang Lu jointly exercise investment and voting powers over the shares held by China Cast), ordinary shares held by Mr. Zhu (other than those ordinary shares held through China Capital and China Cast), Dr. Lu (other than those ordinary shares held through China Capital and China Cast), Mr. Xu, Mr. Li, Mr. Han and Ms. Chen and ordinary shares issuable upon exercise of options held by Mr. Xu, Mr. Li, Mr. Han and Ms. Chen.

(8)	Represents 40% of the 11,992,080 ordinary shares held by China Capital. Mr. Yuk Shing Wong owns 40% of the equity interest of China Capital.

(9)
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

(10)
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

(11)
Represents the ordinary shares held by SAIF as of March 31, 2010.  SAIF is a limited partnership organized in the Cayman Islands and has the following address: c/o Maples and Calder, Ugland House, P.O. Box 309, George Town, Grand Cayman, Cayman Islands.  SB Asia Pacific Partners L.P., or the GP, is the sole general partner of SAIF.  SB Asia Pacific Investments Limited, or SB Investments, is the sole general partner of the GP.  SB Asia Pacific Investments Limited is the sole shareholder of SB Investments.  Asia Infrastructure Investments Limited, or Asia Investments, is the sole shareholder of SB Investments.  Asia Investments is controlled, in respect of its authority over SB Investments, by SB First Singapore Pte. Ltd., or SB Singapore.  SOFTBANK Corporation is the sole shareholder of SB Singapore.  Mr. Ronald D. Fisher is the sole director of SB Investments.  As of February 2, 2009, SAIF beneficially owned 11,239,241 ordinary shares as reported on Amendment No. 1 of Schedule 13D, which was filed by SAIF with the SEC on February 4, 2009.  As of May 31, 2008, SAIF beneficially owned 9,496,932 ordinary shares, including those issued to SAIF upon conversion of 8,600,000 series A preferred shares it held upon the completion of our initial public offering in October 2007.

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

The following is a summary of the material provisions of certain of these agreements.  For more complete information you should read these agreements in their entirety.

Transfer of Assets and Equity Interests and Intellectual Property Rights

•
Equity Transfer Agreement, dated August 4, 2006, between N-T Information Engineering and N-S Digital TV.  N-T Information Engineering agreed to transfer to N-S Digital TV its 51% equity interest in Guokai for a consideration of RMB2.4 million (US$0.3 million), which was subsequently reduced to RMB2.3 million (US$0.3 million) by an agreement among N-S Digital TV, N-T Information Engineering and the other shareholder of Guokai.  This transaction was approved by the relevant PRC governmental authorities and completed on July 27, 2007.

•
Asset Transfer Agreement, dated August 5, 2006, between N-T Information Engineering and N-S Digital TV, as amended on April 6, 2007.  N-T Information Engineering transferred its set-top box-related assets and employees to N-S Digital TV for an initial purchase price of RMB29.4 million (US$3.8 million).  The initial purchase price is subject to an adjustment mechanism that will require N-T Information Engineering to refund to N-S Digital TV: (i) the difference between the initial purchase price and the first adjustment price, defined as ten times the total sales receipts during the period from August 1, 2006 through December 31, 2006 with respect to the transferred set-top box business, if such difference is a positive number; and (ii) the difference between the initial purchase price and the second adjustment price, defined as six times the net profit of the transferred set-top box business for the year ending December 31, 2007, if the initial purchase price is greater than the second adjustment price.  The net profit of the transferred set-top box business for the year ending December 31, 2007 is required to be reviewed by a “big-four” accounting firm.  As an adjustment to the initial purchase price, N-T Information Engineering refunded US$1.5 million to N-S Digital TV in April 2007.  In November 2007, N-S Digital TV waived the remaining amount that may be payable by N-T Information Engineering to Super TV under the adjustment mechanism.  N-T Information Engineering covenanted not to engage in any business activities in the PRC or outside of the PRC that directly or indirectly are in competition with the business transferred to N-S Digital TV under this agreement.

•
Fixed-assets Transfer Agreement, dated March 28, 2007, between N-S Digital TV and Super TV.  Super TV sold to N-S Digital TV certain fixed assets relating to its digital television business for a cash consideration of RMB0.8 million (US$0.1 million).

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

•
Intellectual Property Rights Transfer Agreement, dated August 13, 2008, between N-T Information Engineering and Super TV. N-T Information Engineering transferred all of its intellectual property rights relating to the digital watermarking and image tracing technologies to Super TV, including one patent issued and five pending patent applications in the PRC. The transfer price is RMB21.2 million (US$3.1 million), which was fully paid by Super TV in September 2008. See “Item 4. Information on the Company—B. Business Overview—Intellectual Property.” A portion of the transfer price under this agreement in the amount of RMB8.8 million (US$1.3 million) was attributable to the acquisition of the intellectual property rights relating to the digital watermarking and image tracing technologies and the remainder was reallocated to the acquisition of N-T Information Engineering’s equity interest in N-S Digital TV by two of our employees.

Technical Support, Smart Cards and Software, Licenses and Equipment

•
Technical Support and Related Services Agreement, dated June 7, 2004, between N-S Digital TV and Super TV.  Super TV exclusively provides N-S Digital TV and/or its customers with technical support, technical training, personnel services relating to N-S Digital TV’s marketing activities and services relating to the maintenance and optimization for the products and software of N-S Digital TV’s customers at N-S Digital TV’s request.  The fees for such technical support and services are determined by agreement of the parties on an arm’s-length basis based on the nature and quality of individual technical support and services provided and payable within five days after the delivery of the support and services or at any other time agreed to by the parties.  The value of the transactions between N-S Digital TV and Super TV under this agreement was RMB7.0 million (US$1.0 million) in 2009.  The term of this agreement is 15 years, which may be renewed by the parties one month before this agreement expires without any significant change to the terms and conditions of the original agreement.

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

The initial set percentage was 80%, subject to adjustments based on the level of technical sophistication and difficulty of particular development tasks, as determined on an arm’s-length basis.  In 2009, N-S Digital TV paid nil to Super TV under this agreement.  The term of the agreement is ten years.

•
Products and Software Purchase Agreement, dated June 7, 2004, between N-S Digital TV and Super TV.  N-S Digital TV exclusively purchased from Super TV all the smart cards and related software products required for its CA systems.  The purchase price was RMB65 (US$9.5) for each smart card (including related software) and may be adjusted by agreement between the parties on an arm’s-length basis annually. The term of the agreement is 15 years. N-S Digital TV subsequently obtained Super TV’s consent to produce by itself or purchase from a third party smart cards beginning March 2006. The aggregate value of transactions between N-S Digital TV and Super TV under this agreement was RMB 192.7 million (US$28.2 million) in 2009.

•
Framework Agreement for Purchase of Computer Chips, dated December 12, 2008, between N-S Digital TV and Super TV. Pursuant to this agreement, N-S Digital TV will purchase computer chips from Super TV, which in turn will source such computer chips from suppliers such as STM and Infineon. The term of this agreement is indefinite and is terminable by agreement between the parties. N-S Digital TV intends to purchase substantially all computer chips it needs through Super TV. The aggregate value of transactions between N-S Digital TV and Super TV under this agreement was RMB 37.8 million (US$5.5 million) in 2009.

•
Framework Agreement for Sale of Software Products, dated July 14, 2009, between N-S Digital TV and Super TV. Super TV granted N-S Digital TV the exclusive right to sell its software products relating to advertisement editing and CA systems and other software products as agreed by the parties. The amount, price and related fees will be specified by each order provided by N-S Digital TV to Super TV. The agreement has a term of five years and is terminable by Super TV at any time. The aggregate value of transactions between N-S Digital TV and Super TV under this agreement was RMB 0.3 million (US$0.04 million).

Shareholder Rights and Corporate Governance

Option to Purchase Ownership Interest

An equity transfer option agreement was entered into among Super TV, N-T Information Engineering and Ms. Li Yang on June 7, 2004, as amended by a supplemental agreement, dated September 1, 2005, among Super TV, N-T Information Engineering, Ms. Li Yang and N-S Digital TV, and further amended by a second supplemental agreement, dated August 18, 2007, among Super TV, N-T Information Engineering, Ms. Li Yang, N-S Digital TV and Ms. Wei Gao, a third supplemental agreement, dated June 20, 2008, among Super TV, N-S Digital TV, N-T Information Engineering, Ms. Wei Gao and Mr. Junming Wu, and a fourth supplemental agreement, dated November 24, 2008, among Super TV, N-S Digital TV, N-T Information Engineering, Mr. Junming Wu, Mr. Lei Zhang and Mr. Shizhou Shen, referred to collectively as the Transfer Option Agreement.  Pursuant to the Transfer Option Agreement, Mr. Junming Wu, Mr. Lei Zhang and Mr. Shizhou Shen, being all the shareholders of N-S Digital TV, jointly grant Super TV an exclusive and irrevocable option to purchase all of their equity interests in N-S Digital TV at any time that Super TV deems fit.  Super TV may purchase such equity interests by itself or designate another party to purchase such equity interests.  The total consideration for the granting of the option was RMB10 (US$1.5).  The exercise price of the option will be determined among the parties at the time of the exercise, subject to the requirements of the PRC law or approval authorities with respect to the minimum purchase price and the basis for the determination of the purchase price.  Following any exercise of the option, the parties will enter into a definitive equity interest transfer agreement within two days, or any period agreed to among the parties, after a written notice of exercise is delivered.

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

Under the Transfer Option Agreement, Mr. Junming Wu, Mr. Lei Zhang and Mr. Shizhou Shen undertake not to do any of the following without Super TV’s consent, at all times before Super TV acquires 100% of the equity interests in N-S Digital TV: (i) transfer or pledge to any third party their equity interests in N-S Digital TV; (ii) cause N-S Digital TV to issue new shares or engage in any transactions that will result in changes to their existing shareholding structures or transfer to any third party N-S Digital TV’s equity interests in their respective associated companies; (iii) receive any dividends, loan interest or other benefits from N-S Digital TV; or (iv) make any material adjustment or change to N-S Digital TV’s business and operations.

Voting, Financial Support and Other Arrangements

A business operating agreement, dated September 1, 2005, was entered into among Super TV, N-T Information Engineering, Ms. Li Yang and N-S Digital TV, as amended by a supplemental agreement, dated August 18, 2007, among Super TV, N-S Information Engineering, Ms. Li Yang, N-S Digital TV and Ms. Wei Gao, and further amended by a second supplemental agreement, dated June 20, 2008, among Super TV, N-S Digital TV, N-T Information Engineering, Ms. Wei Gao and Mr. Junming, and a third supplemental agreement, dated November 24, 2008, among Super TV, N-S Digital TV, N-T Information Engineering, Mr. Junming Wu, Mr. Lei Zhang and Mr. Shizhou Shen, referred to collectively as the Business Operating Agreement. Pursuant to the Business Operating Agreement, N-S Digital TV and its shareholders agreed to (i) accept the policies and guidelines furnished by Super TV from time to time with respect to the hiring and dismissal of employees, operational management and financial system of N-S Digital TV; (ii) appoint the candidates recommended by Super TV as directors of N-S Digital TV and appoint the senior management personnel of Super TV as the general manager, chief financial officer and other senior officers of N-S Digital TV based on Super TV’s recommendations; and (iii) seek a guarantee from Super TV first when any guarantee is required to secure performance by N-S Digital TV of any contract or working capital loans borrowed by N-S Digital TV and pledge its assets and receivables to Super TV as a counter-guarantee. To date, N-S Digital TV has not sought any such guarantee from Super TV. In addition, Super TV has agreed with N-S Digital TV to serve as a guarantor of N-S Digital TV with respect to contracts or transactions entered into between N-S Digital TV and third parties in respect of N-S Digital TV’s business operations. However, as of the date of this annual report, N-S Digital TV has not asked Super TV to provide, and Super TV has not provided, any such guarantee in favor of a third party.

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

Loan to N-T Information Engineering

Pursuant to a loan agreement, dated April 4, 2007, between Super TV and N-T Information Engineering and a related entrusted loan agreement, dated April 12, 2007, among Super TV, N-T Information Engineering and the Bank of Beijing Shangdi Branch, Super TV, through the Bank of Beijing Shangdi Branch, provided a loan in the principal amount of RMB11.2 million (US$1.5 million) to N-T Information Engineering to complete the plan that a portion of N-T Information Engineering’s capital contribution to N-S Digital TV be financed by Super TV to facilitate the establishment of N-S Digital TV as our vehicle to engage in the CA systems-related business in the PRC. N-T Information Engineering repaid in full the loan to Super TV in December 2008.

Loans to Mr. Lei Zhang and Mr. Shizhou Shen

Pursuant to two loan agreements, each dated November 24, 2008, between Super TV and each of Mr. Lei Zhang and Mr. Shizhou Shen, respectively, Super TV provided a loan in the principal amount of RMB6.2 million (US$0.9 million) to each of Mr. Lei Zhang and Mr. Shizhou Shen. The term of each loan is 10 years, renewable upon consent by the parties, and the interest rate of each loan is nil. Super TV provided such loans to Mr. Lei Zhang and Mr. Shizhou Shen to fund their acquisitions of N-T Information Engineering’s equity interests in N-S Digital TV.

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

Service Agreement

Pursuant to a service agreement, dated April 2, 2007, between N-T Information Engineering and N-S Digital TV, N-T Information Engineering paid RMB1.0 million (US$0.1 million) to N-S Digital TV as a one-off consideration for the services provided by N-S Digital TV to N-T Information Engineering in assisting the latter in performing certain customer agreements relating to the smart card and digital television businesses transferred by N-T Information Engineering to N-S Digital TV in June 2004. Under the agreement for the business transfer, such customer agreements were not part of the transferred business and N-T Information Engineering undertook to continue to perform its obligations under those customer agreements.

Interest Payment Agreement

Pursuant to an agreement, dated November 30, 2006, between Super TV and N-S Digital TV, N-S Digital TV agreed to pay interest at a rate equal to commercial banks’ lending rate for one-year loans on the payments payable by N-S Digital TV to Super TV for the purchases of products from Super TV. Interest payable will start to accrue from the first day of the month following the confirmation of the corresponding sales until the actual payment. No interest was accrued as of December 31, 2009 under this agreement.

Equity Transfer Agreement (Super TV)

Pursuant to an agreement for equity transfer of Super TV, dated December 2007, between CDTV BVI and Golden Benefit, CDTV BVI agreed to transfer to Golden Benefit its 100% equity interest in Super TV for US$4.5 million in cash. As a result of this transaction, Golden Benefit directly holds 100% equity interest in Super TV.

Equity Transfer Agreement (N-S Media Investment)

Pursuant to an agreement for equity transfer of N-S Media Investment, dated October 5, 2008, between Super TV and N-S Digital TV, Super TV agreed to transfer to N-S Digital TV its 100% equity interest in N-S Media Investment for RMB50 million (US$7.3 million) in cash. As a result of this transaction, N-S Digital TV directly holds 100% equity interest in N-S Media Investment.

Equity Transfer Agreement (Guangdong R&D)

Pursuant to an agreement for equity transfer of Guangdong R&D, dated February 26, 2010, between N-S Digital TV and Beijing Shi Xun, N-S Digital TV agreed to acquire from Beijing Shi Xun of its 90% equity interest in Guangdong R&D for RMB2.7 million (US$0.4 million) in cash. Guangdong R&D is a PRC domestic company located in Fuoshan of Guangdong Province that engages in research and development of technology relating to digital media. Mr. Zengxiang Lu, our director, was the president of Guangdong R&D at the time of the transaction. Mr. Jianhua Zhu, our chairman, was the executive director of Guangdong R&D at the time of the transaction and one of his family members holds 40% equity interest in Beijing Shi Xun. A family member of a major shareholder of ours also holds 40% equity interest in Beijing Shi Xun. As a result of this transaction and another transaction in which N-S Digital TV acquired the remaining equity interest in Guangdong R&D from a third party, N-S Digital TV directly holds 100% equity interest in Guangdong R&D.

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

Dividend Policy

As a result of the substantial growth of our revenues in 2005 and 2006, we generated cash in excess of our ordinary business needs. As we had not identified any immediate investment or acquisition opportunities at that time, we declared dividends to our shareholders in August 2006 and November 2006 and paid out such dividends in August 2006 and February 2007, respectively. We paid aggregate cash dividends of US$10.0 million and US$11.3 million in 2006 and 2007, respectively.

In December 2008, in the belief that a special dividend is an efficient use of our cash to maximize shareholder value, our board of directors determined to declare and pay a special cash dividend of US$1.00 per ordinary share of the company. This special dividend in the amount of US$57.3 million was fully paid by the end of February 2009.

Our board of directors has the discretion to determine the payment of any dividends. As a matter of company policy, our board of directors will consider declaring and paying dividends at least once every two years following the declaration of the special dividend in 2008, for a given period, subject to the board of directors’ determination that (i) we have sufficient profit attributable to shareholders for such period and (ii) our funding requirements can be fully satisfied if a proposed dividend is declared and paid. In addition, our board of directors will review and decide whether to revise our dividend policy, from time to time, in light of our future operations and earnings, capital requirements and surplus, financial condition, contractual restrictions, general business conditions and other factors as the board of directors may deem relevant. We expect any such dividends that our board of directors may declare in the future to be paid with funds from sources other than our earnings accumulated in 2008 and thereafter because we currently intend to retain all available earnings accumulated from 2008 and onwards for use in the operation and expansion of our business, and do not anticipate paying any cash dividends on our ordinary shares, or indirectly on our ADSs, from such earnings, for the foreseeable future.

We may rely on our operating subsidiary, Super TV, for our cash needs, including the funds necessary to pay dividends to our shareholders. The payment of dividends by Super TV is subject to limitations. See “Item 3. Key Information—D. Risk Factors—Risks Relating to the People’s Republic of China—We may rely on dividends and other distributions on equity paid by our operating subsidiary to fund cash and financing requirements, and limitations on the ability of our operating subsidiary to pay dividends to us could materially restrict on our ability to conduct our business.”

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

There have been no significant changes since December 31, 2009, the date of the annual financial statements in this annual report.

Item 9.	The Offer and Listing

A.	Offering and Listing Details

Market and Share Price Information

Our ADSs, each representing one ordinary share, have been listed on the NYSE since October 5, 2007. Our ADSs trade under the symbol “STV.” The NYSE is the principal trading market for our ADSs, which are not listed on any other exchanges in or outside the United States.

The high and low closing prices of our ADSs on the NYSE since listing are as follows:

	Price per ADS (US$)
	High	Low
Yearly:
2007(1)	51.08	25.60
2008	27.55	4.25
2009	11.31	5.83
Quarterly:
First Quarter, 2008	27.55	15.60
Second Quarter, 2008	20.57	13.91
Third Quarter, 2008	13.79	7.42
Fourth Quarter, 2008	8.55	4.25
First Quarter, 2009	5.85	8.69
Second Quarter, 2009	11.31	6.28
Third Quarter, 2009	9.32	6.99
Fourth Quarter, 2009	7.44	5.83
First Quarter, 2010	7.99	6.06
Monthly:
October 2009	7.44	6.52
November 2009	7.05	5.98
December 2009	6.15	5.83
January 2010	7.22	6.07
February 2010	7.58	6.06
March 2010	7.99	7.10
April 2010 (through April 26)	7.62	7.05

(1) Our ADSs commenced trading on the NYSE on October 5, 2007.

As of March 31, 2010, a total of 21,629,821 ADSs were outstanding, excluding the 139,426 ADSs that were held for our account in preparation for exercise of share options by option holders under our employee stock incentive plans. As of March 31, 2010, 21,629,821 ordinary shares were registered in the name of Deutsche Bank Trust Company Americas, the depositary under the deposit agreement, excluding 139,426 ordinary shares that were issued and held for our account in preparation for exercise of share options by option holders under our employee stock incentive plans.

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

We incorporate by reference into this annual report the description of our Second Amended and Restated Memorandum and Articles of Association contained in our registration statement on Form F-1 (File No. 333-146072) filed with the SEC on September 14, 2007. Our shareholders adopted our Second Amended and Restated Memorandum and Articles of Association on September 13, 2007.

C.	Material Contracts

Other than the contracts described elsewhere in this annual report, we and our operating companies have not entered into any material contracts that are not in the ordinary course of business within the two years preceding the date of this annual report.

D.	Exchange Controls

The Cayman Islands currently have no exchange control restrictions. Also see “Item 4. Information on the Company—B. Business Overview—Regulation—Foreign Currency Exchange” and “—Regulation of Foreign Exchange in Certain Onshore and Offshore Transactions” for information of foreign currency exchange in the PRC.

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

U.S. holders are urged to consult their tax advisors about the application of the United States federal tax rules to their particular circumstances as well as the state, local and foreign tax consequences to them of the purchase, ownership and disposition of our ADSs or ordinary shares.

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

Taxation of Dividends

Under the United States federal income tax laws, and subject to PFIC rules discussed below, the gross amount of any dividend we pay out of our current or accumulated earnings and profits (as determined for United States federal income tax purposes) is subject to United States federal income taxation. If you are a non-corporate U.S. holder, including an individual, dividends paid to you in taxable years beginning before January 1, 2011 that constitute qualified dividend income will be taxable to you at a maximum tax rate of 15% provided that you hold the ADSs for more than 60 days during the 121-day period beginning 60 days before the ex-dividend date and meet other holding period requirements. Dividends we pay with respect to the ADSs generally will be qualified dividend income provided that, in the year that you receive the dividend, the ADSs are readily tradable on an established securities market in the United States. The NYSE should qualify as an established securities market in the United States.

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

In the event that PRC tax is withheld and paid over to the PRC with regard to the dividend payments, the PRC tax will generally be creditable against your United States federal income tax liability. See “Item 3. Key Information—D. Risk Factors—Risks Relating to the People’s Republic of China—Dividends payable by us to our non-PRC shareholders and ADS holders, and gains on the sales of our ordinary shares or ADSs, may be subject to withholding taxes under PRC tax laws, which may materially reduce the value of your investment.” To the extent a refund of the tax withheld is available under PRC law, the amount of tax withheld that is refundable will not be creditable against your United States federal income tax liability.

Dividends will be income from sources outside the United States, and, depending on your circumstances, will be either “passive” or “general” category income for purposes of computing the foreign tax credit allowable to you.

Taxation of Capital Gains

Subject to the PFIC rules discussed below, if you sell or otherwise dispose of your ADSs, you will recognize capital gain or loss for United States federal income tax purposes equal to the difference between the U.S. dollar value of the amount that you realize and your tax basis, determined in U.S. dollars, in your ADSs. Capital gain of a non-corporate U.S. holder, including an individual, is generally taxed at preferential rates where the holder has a holding period greater than one year. The gain or loss will generally be income or loss from sources within the United States for foreign tax credit limitation purposes.

PFIC Rules

Based on an analysis of the value of our assets as of December 31, 2009, we were a PFIC during 2009 for the U.S. federal income tax purposes. This conclusion is a factual determination that is made annually and thus we may or may not be a PFIC for the taxable year of 2010 and thereafter.

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

Because we were classified as a PFIC for 2009, you will generally be subject to the special PFIC tax rules or, if you make a mark-to-market election, the mark-to-market rules as described below.

Special PFIC Rules. If we are treated as a PFIC, and you are a U.S. holder, you will be subject to special rules with respect to:

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

Mark-to-market Rules. If you own ADSs in a PFIC that are treated as marketable stock, you should generally be able to make a mark-to-market election. We believe that our ADSs are and will continue to be “marketable stock” as long as they continue to be traded on NYSE, other than in de minimis quantities, on at least 15 days during each calendar quarter. If you make this election, you will not be subject to the PFIC rules described above. Instead, in general, you will include as ordinary income each year the excess, if any, of the fair market value of your ADSs at the end of the taxable year over your adjusted basis in your ADSs. These amounts of ordinary income will not be eligible for the favorable tax rates applicable to qualified dividend income or long-term capital gains. You will also be allowed to take an ordinary loss in respect of the excess, if any, of the adjusted basis of your ADSs over their fair market value at the end of the taxable year (but only to the extent of the net amount of previously included income as a result of the mark-to-market election). Your basis in the ADSs will be adjusted to reflect any such income or loss amounts.

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

You can read and copy documents referred to in this annual report that have been filed with the SEC at the SEC’s public reference room located at 100 F Street, NE, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms and their copy charges. The SEC also maintains a website at www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants that make electronic filings with the SEC using its EDGAR system.

I.	Subsidiary Information

Not Applicable.

Item 11.	Quantitative and Qualitative Disclosures About Market Risks

Interest Rate Risk

As of December 31, 2009, we had no short-term or long-term borrowings. If we borrow money in future periods, we may be exposed to interest rate risk. Our exposure to market risk for changes in interest rates relates primarily to the interest income generated by our cash deposits with our banks and held-to-maturity investments. We have not used any derivative financial instruments in our investment portfolio. Interest earnings instruments carry a degree of interest rate risk. We have not been exposed, nor do we anticipate being exposed to material risks due to changes in interest rates. However, our future interest income may fall short of expectations due to changes in interest rates.

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

Fluctuations in exchange rates may affect our costs, profit margins and net income. For example, in 2009, substantially all of our revenues were denominated in Renminbi and 37.8% of our cost of revenues was denominated in U.S. dollars. In 2009, fluctuations in the exchange rates between the Renminbi and U.S. dollar and other foreign currencies resulted in a decrease in our net income of approximately US$57,144.

Fluctuations in exchange rates may also affect our balance sheet. For example, to the extent that we need to convert U.S. dollars received in our initial public offering into the Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount that we receive from the conversion. Conversely, if we decide to convert our Renminbi into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs or for other business purposes, appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amount available to us. Considering the amount of our cash and cash equivalents as of December 31, 2009, a 1.0% appreciation of the Renminbi against the U.S. dollar will result in an estimated increase of approximately US$459,521 in our total amount of cash and cash equivalents, and a 1.0% appreciation of the U.S. dollar against the Renminbi will result in a decrease of approximately US$464,116 in our total cash and cash equivalents.

Also see “Item 3. Key Information—D. Risk Factors—Risks Relating to the People’s Public of China—Fluctuations in exchange rates could result in foreign exchange currency losses.”

We have not used any forward contracts or currency borrowings to hedge our exposure to foreign currency exchange risk and do not currently intend to do so.

Inflation

In recent years, the PRC has not experienced significant inflation, and thus inflation has not had a material impact on our results of operations.  According to the National Bureau of Statistics of China, the change in Consumer Price Index in the PRC was 4.8%, 5.9% and 0.7% in 2007, 2008 and 2009, respectively.

Item 12.	Description of Securities Other than Equity Securities

A.	Debt Securities.

Not Applicable.

B.	Warrants and Rights.

Not Applicable.

C.	Other Securities.

Not Applicable.

D.	American Depositary Shares.

Fees and Charges for Holders of American Depositary Receipts

Our American Depositary Receipt, or ADR, facility is maintained by Deutsche Bank Trust Company Americas, or DBTCA, pursuant to a deposit agreement dated as of October 11, 2007, or the Deposit Agreement, by and among us, DBTCA, and holder and beneficial owners of ADSs evidenced by ADRs issued thereunder. We use the term “holder” in this discussion to refer to the person in whose name an ADR is registered.

In accordance with the terms of the Deposit Agreement, DBTCA may charge holders of our ADSs, either directly or indirectly, fees or charges up to the amounts described below.

•	US$5.00 for each 100 ADSs, or any portion thereof, issued or surrendered, for:

•
each issuance of ADSs, including upon the deposit of shares or to any person to whom an ADS distribution is made pursuant to share dividends or other free distributions of shares, bonus distributions, share splits or other distributions (except where converted to cash); and

•	each surrender of ADSs for cancellation and withdrawal of deposited securities, including cash distributions made pursuant to a cancellation or withdrawal;

•
US$2.00 per 100 ADSs for distribution of cash proceeds pursuant to a cash distribution (so long as the charging of such fee is not prohibited by any exchange upon which the ADSs are listed), sale of rights and other entitlements, not made pursuant to a cancellation or withdrawal;

•	US$5.00 per 100 ADSs, or any portion thereof, issued upon the exercise of rights; and

•	an annual fee of US$0.02 per ADS for the operation and maintenance costs in administering the facility; and

•
in connection with inspections of the relevant share register maintained by the local registrar, if applicable undertaken by DBTCA, its custodian or their respective agents: an annual fee of US$0.01 per ADS (such fee to be assessed against holders of record as of the date or dates set by DBTCA as it sees fit and collected at the sole discretion of DBTCA by billing such holders for such fee or by deducting such fee from one or more cash dividends or other cash distributions).

In addition, holders or beneficial owners of our ADSs, persons depositing shares for deposit and persons surrendering ADSs for cancellation and withdrawal of deposited securities, may be required to pay DBTCA the following charges:

•	taxes, including applicable interest and penalties, and other governmental charges;

•
transfer or registration fees for the registration of transfer of deposited securities on any applicable register in connection with the deposit, or withdrawal of, deposited securities, including those of a central depository for securities (where applicable);

•	certain cable, telex, facsimile and electronic transmission and delivery expenses;

•	expenses incurred by DBTCA in connection with the conversion of foreign currency into U.S. dollars;

•	fees and expenses incurred by DBTCA in connection with compliance with exchange control regulations and other regulatory requirements applicable to the shares, deposited securities and ADSs;

•	any additional fees, charges, costs or expenses that may be incurred by DBTCA from time to time.

The fees charged upon issuance of ADSs are imposed on the person to whom ADSs are issued, and in the case of withdrawals and cancellations, on the person surrendering the ADSs.  In the case of cash distributions, service fees are generally deducted from the cash being distributed.  In the case of distributions other than cash, such as stock dividends and rights, the depositary charges the applicable ADS record date holder concurrent with the distribution.  Annual fees may be collected from holders of ADSs in a manner determined by DBTCA. In the case of ADSs registered in the name of the investor (whether certificated or in book-entry from), DBTCA sends invoices to holders of our ADSs as of the applicable record date.  In the case of ADSs being held in brokerage and custodian accounts (via The Depositary Trust and Clearing Corporation, or DTCC), DBTCA may, if permitted by the settlement systems provided by DTCC, collect the fees through such settlement systems (whose nominee is the registered holder of the ADSs held in DTCC) from the brokers and custodians holding the ADSs in their DTCC accounts.  The brokers and custodians who hold their clients’ ADSs in DTCC accounts in such case may in turn charge their clients’ accounts the amount of the service fees paid to DBTCA.

The ADS holders are responsible for any taxes or other governmental charges payable on their ADSs or on the deposited securities underlying their ADSs. The custodian of DBTCA may refuse to deposit shares and DBTCA may refuse to issue ADSs, deliver ADRs, register the transfer, split up or combination of ADRs, or allow the relevant ADS holder to withdraw the deposited securities underlying the ADSs until such taxes or other charges, including any applicable interest and penalty, are paid. DBTCA may apply payments owed to the relevant ADS holder or sell deposited securities underlying the ADSs to pay any taxes, including interest and penalty owed, and the relevant ADS holder will remain liable for any deficiency. If DBTCA sells deposited securities, it will, if appropriate, reduce the number of ADSs to reflect the sale and pay to the relevant ADS holder any proceeds, or send to the relevant ADS holder any property remaining after it has paid the taxes.

Payment Made by DBTCA to Our Company

For the year ended December 31, 2009, DBTCA reimbursed us US$1.0 million for contributions towards our investor relations activities and other miscellaneous expenses related to the listing of our ADSs on the NYSE. In addition, DBTCA paid an aggregate of US$29,052 on our behalf for organizing our annual general shareholders’ meeting for the year of 2008.

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

The net proceeds from our initial public offering to us, after deduction of fees and expenses, were approximately US$202.2 million. As of March 31, 2010, we spent an aggregate of US$8.1 million to expand our business through acquisitions of or investment in other businesses and intellectual property (including US$3.1 million of the net proceeds to purchase the equity interest in N-S Digital TV from N-T Information Engineering and the digital watermarking and image tracing technologies from N-T Information Engineering and US$5 million to purchase equity interest in OpenV), US$49.4 million on general corporate purposes, US$16.1 million on purchasing of corporate bonds, US$16.3 million on our share repurchase plan and related transaction cost and US$57.3 million on payment of cash dividend.

We are continuously examining opportunities to expand our business through merger and acquisitions, organic growth and strategic alliance with our business partners, and anticipate that the remaining amount of the net proceeds from our initial public offering may be used for such purposes.

Item 15.	Controls and Procedures

Disclosure Controls and Procedures

Our management, with the participation of our chief executive officer and chief financial officer, has evaluated the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) as of the end of the period covered by this annual report. Based on this evaluation, our chief executive officer and chief financial officer have concluded that, as of the end of the fiscal year covered by this annual report, our disclosure controls and procedures were designed, and were effective, to give reasonable assurance that the information required to be disclosed by us in reports that we file under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and were also effective to ensure that information required to be disclosed in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act, for our company. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements in accordance with generally accepted accounting principles, and includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of a company’s assets, (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with generally accepted accounting principles, and that a company’s receipts and expenditures are being made only in accordance with authorizations of a company’s management and directors, and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of a company’s assets that could have a material effect on the consolidated financial statements.

Due to its inherent limitations, a system of internal control over financial reporting can provide only reasonable assurance with respect to consolidated financial statement preparation and presentation, and may not prevent or detect misstatements. In addition, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate.

As required by Section 404 of the Sarbanes-Oxley Act and related rules as promulgated by the SEC, our management, with the participation of our chief executive officer and chief financial officer, assessed the effectiveness of the internal control over financial reporting as of December 31, 2009 using criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Based on this evaluation, our management has concluded that the internal control over financial reporting was effective as of December 31, 2009 based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

The effectiveness of our internal control over financial reporting as of December 31, 2009 has been audited by Deloitte Touche Tohmatsu CPA Ltd., an independent registered public accounting firm, as stated in their report included elsewhere in this annual report.

Attestation Report of the Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of China Digital TV Holding Co., Ltd.

We have audited the internal control over financial reporting of China Digital TV Holding Co. Ltd. (the “Company”), its subsidiaries, its variable interest entity (the “VIE”) and the VIE’s subsidiaries (collectively, the “Group”) as of December 31, 2009, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Annual Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Group’s internal control over financial reporting based on our audit.

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

A company’s internal control over financial reporting is a process designed by, or under the supervision of, the company’s principal executive and principal financial officers, or persons performing similar functions, and effected by the company’s board of directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

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

In our opinion, the Group maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2009 of the Group and our report dated April 29, 2010 expressed an unqualified opinion on those financial statements and included an explanatory paragraph relating to the retrospective application of authoritative guidance on noncontrolling interests,  previously issued as Statement of Financial Accounting Standards No. 160, “Noncontrolling Interests in Consolidated Financial Statements — an amendment of ARB No. 51”, now codified in Accounting Standards Codification Topic 810, Consolidation, which was adopted by the Group on January 1, 2009.

/s/ Deloitte Touche Tohmatsu CPA Ltd.

Beijing, the People’s Republic of China

April 29, 2010

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

Our board has determined that Mr. Songzuo Xiang, who is one of our independent directors under the applicable rules of the SEC and the NYSE, is an audit committee financial expert within the meaning of the rules of the SEC. Our board appointed Mr. Songzuo Xiang as an audit committee member, effective from December 30, 2009, to fill in the vacancy left by the depature of Mr. Louis T. Hsieh, formerly an independent director and audit committee financial expert of our company. See “Item 6. Directors, Senior Management and Employees.”

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

Deloitte Touche Tohmatsu CPA Ltd. has served as our independent registered public accounting firm for each of the fiscal years ending on December 31, 2007, December 31, 2008 and December 31, 2009, for which audited financial statements appear in this annual report on Form 20-F. The auditor is appointed by our board of directors and will hold office until our board of directors appoint another auditor.

Audit Fees

The aggregate fees billed in each of 2007, 2008 and 2009 for professional services rendered by our principal accountant for the audit of our annual financial statements or services that are normally provided by the accountant in connection with statutory or regulatory filings or engagements were US$1.3 million, US$1.1 million and US$0.8 million, respectively.

Audit-Related Fees

The aggregate fees billed in each of 2007, 2008 and 2009 for assurance and related services rendered by our principal accountant that are reasonably related to the performance of the audit or review of our financial statements and are not reported under the caption “Audit Fees” above were nil, nil and nil, respectively.

Tax Fees

The aggregate fees billed in each of 2007, 2008 and 2009 for professional services relating to tax compliance, tax advice and tax planning rendered by our principal accountant were US$0.1 million, US$0.1 million and US$0.04 million, respectively.

All Other Fees

The aggregate fees billed in each of 2007, 2008 and 2009 for products and services provided by our principal accountant, other than the services reported above under the captions “Audit Fees,” “Audit-Related Fees” and “Tax Fees,” were nil, nil and nil, respectively.

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

Item 16D.	Exemptions from the Listing Standards for Audit Committees

Not Applicable.

Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Period	Total Number of ADSs Purchased (1)	Average Price Paid Per ADS		ADSs Purchased as Part of Publicly Announced Plans or Programs(1)	Approximate Dollar Value of ADSs that May Yet Be Purchased Under the Programs
September 15 through September 30, 2008(2)	344,667	US$	8.19	344,667	US$ 37.2 million
October 1 through October 31, 2008	1,141,943		7.32	1,141,943	28.8 million
November 1 through November 21, 2008	820,956		5.90	820,956	US$ 24.0 million
Total	2,307,566	US$	6.94	2,307,566

(1)
On September 17, 2008, we announced a share repurchase program, pursuant to which we were authorized by the board of directors to repurchase up to US$40 million worth of our outstanding ADSs from time to time until November 21, 2008.

(2)	Our ADS to ordinary share ratio is one ADS for one ordinary share.

Item 16F.	Change in Registrant’s Certifying Accountant

There has been no change in our certifying accountant during our two most recent fiscal years or any subsequent interim period.

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

Mr. Louis T. Hsieh, formerly an independent director of our company, retired from our board of directors on our annual general meeting of shareholders held on December 30, 2009. We appointed Dr. Chaoyang Xia as an independent director effective March 3, 2010. During the period from Mr. Hsieh’s departure until our appointment of Dr. Xia, our board of directors consisted of six members, half of whom were independent directors. However, upon our appointment of Dr. Xia, our board of directors resumed to consist of a majority of independent directors.

As a general matter, we are committed to a high standard of corporate governance and endeavor to comply with most of the NYSE corporate governance practices. Other than what is disclosed in the preceding paragraph, we believe that there are no significant differences with our corporate governance policies as compared to what the NYSE requires of domestic listed companies.

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

Number	Description of Exhibit

4.1*	Asset Transfer Agreement, dated June 7, 2004, between Beijing Novel-Tongfang Digital TV Technology Co., Ltd. and Novel-Tongfang Information Engineering Co., Ltd.

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

4.6*	Trademark Licensing Agreement entered into in March 2007 between Beijing Novel-Tongfang Information Engineering Co., Ltd. and Beijing Novel-Tongfang Digital TV Technology Co., Ltd.

4.7*	Equipment Leasing Agreement, dated June 7, 2004, between Beijing Novel-Tongfang Digital TV Technology Co., Ltd. and Beijing Super TV Co., Ltd.

4.8*	Technical Support and Related Service Agreement, dated June 7, 2004, between Beijing Novel-Tongfang Digital TV Technology Co., Ltd. and Beijing Super TV Co., Ltd.

4.9*	Technology License Agreement, dated June 7, 2004, between Beijing Novel-Tongfang Digital TV Technology Co., Ltd. and Beijing Super TV Co., Ltd.

4.10*	Technology Development Agreement, dated June 7, 2004, between Beijing Novel-Tongfang Digital TV Technology Co., Ltd. and Beijing Super TV Co., Ltd.

4.11*	Products and Software Purchase Agreement, dated June 7, 2004, between Beijing Novel-Tongfang Digital TV Technology Co., Ltd. and Beijing Super TV Co., Ltd.

4.12+	Letter of Consent, dated April 30, 2009, issued by Beijing Super TV Co., Ltd. to Beijing Novel-Super Digital TV Technology Co., Ltd.

4.13+	Equity Transfer Agreement, dated June 20, 2008 between Ms. Wei Gao and Mr. Junming Wu for Beijing Novel-Super Digital TV Technology Co., Ltd.

4.14+	Equity Transfer Agreement, dated November 24, 2008, between Novel-Tongfang Information Engineering Co., Ltd. and Mr. Shizhou Shen for Beijing Novel-Super Digital TV Technology Co., Ltd.

4.15+	Equity Transfer Agreement, dated November 24, 2008, between Novel-Tongfang Information Engineering Co., Ltd. and Mr. Lei Zhang for Beijing Novel-Super Digital TV Technology Co., Ltd.

Number	Description of Exhibit

4.16
Equity Transfer Option Agreement, dated June 7, 2004, among Beijing Super TV Co., Ltd., Novel-Tongfang Information Engineering Co., Ltd. and Ms. Li Yang*; the Supplemental Agreement thereto, dated September 1, 2005, among Beijing Super TV Co., Ltd., Novel-Tongfang Information Engineering Co., Ltd., Ms. Li Yang and Beijing Novel-Tongfang Digital TV Technology Co., Ltd. *; the No. 2 Supplemental Agreement thereto, dated August 18, 2007, among Beijing Super TV Co., Ltd., Novel-Tongfang Information Engineering Co., Ltd., Ms. Li Yang, Beijing Novel-Tongfang Digital TV Technology Co., Ltd. and Ms. Wei Gao*; the No. 3 Supplemental Agreement thereto, dated June 20, 2008, among Beijing Super TV Co., Ltd., Beijing Novel-Super Digital TV Technology Co., Ltd., Novel-Tongfang Information Engineering Co., Ltd., Ms. Wei Gao and Mr. Junming Wu; and the No. 4 Supplemental Agreement thereto, dated November 24, 2008, among Beijing Super TV Co., Ltd., Beijing Novel-Super Digital TV Technology Co., Ltd., Novel-Tongfang Information Engineering Co., Ltd., Mr. Junming Wu, Mr. Lei Zhang and Mr. Shizhou Shen+.

4.17*	Share Pledge Agreement, dated September 1, 2005, between Novel-Tongfang Information Engineering Co., Ltd. and Beijing Super TV Co., Ltd.

4.18+	Termination Agreement of Share Pledge, dated November 24, 2008, between Beijing Super TV Co., Ltd. and Novel-Tongfang Information Engineering Co., Ltd.

4.19+
Share Pledge Agreement, dated September 1, 2005, between Ms. Li Yang and Beijing Super TV Co., Ltd.*; the Supplemental Agreement thereto, dated August 18, 2007, among Ms. Li Yang, Beijing Super TV Co., Ltd. and Ms. Wei Gao*; and the No. 2 Supplemental Agreement thereto, dated June 20, 2008, among Beijing Super TV Co., Ltd., Ms. Wei Gao and Mr. Junming Wu.

4.20+	Share Pledge Agreement, dated November 24, 2008, between Mr. Shizhou Shen and Beijing Super TV Co., Ltd.

4.21+	Share Pledge Agreement, dated November 24, 2008, between Mr. Lei Zhang and Beijing Super TV Co., Ltd.

4.22+
Business Operating Agreement, dated September 1, 2005, among Beijing Super TV Co., Ltd., Novel-Tongfang Information Engineering Co., Ltd., Ms. Li Yang and Beijing Novel-Tongfang Digital TV Technology Co., Ltd. *; the Supplemental Agreement thereto, dated August 18, 2007, among Beijing Super TV Co., Ltd., Novel-Tongfang Information Engineering Co., Ltd., Ms. Li Yang, Beijing Novel-Tongfang Digital TV Technology Co., Ltd. and Ms. Wei Gao*; the No. 2 Supplemental Agreement thereto, dated June 20, 2008, among Beijing Super TV Co., Ltd., Beijing Novel-Super Digital TV Technology Co., Ltd., Novel-Tongfang Information Engineering Co., Ltd., Ms. Wei Gao and Mr. Junming Wu; and the No. 3 Supplemental Agreement thereto, dated November 24, 2008, among Beijing Super TV Co., Ltd., Beijing Novel-Super Digital TV Technology Co., Ltd., Novel-Tongfang Information Engineering Co., Ltd., Mr. Junming Wu, Mr. Lei Zhang and Mr. Shizhou Shen.

4.23*	Power of Attorney, dated September 1, 2005, of Novel-Tongfang Information Engineering Co., Ltd.

4.24*	Power of Attorney, dated August 18, 2007, of Ms. Wei Gao.

4.25+	Power of Attorney, dated June 20, 2008, of Mr. Junming Wu.

4.26+	Power of Attorney, dated November 24, 2008, of Mr. Shizhou Shen.

4.27+	Power of Attorney, dated November 24, 2008, of Mr. Lei Zhang.

Number	Description of Exhibit

4.28*	Entrusted Loan Agreement, dated August 23, 2004, among Beijing Super TV Co., Ltd., Beijing Novel-Tongfang Digital TV Technology Co., Ltd. and Bank of Beijing, Shangdi Branch.

4.29*	Entrusted Loan Agreement, dated July 13, 2004, among Beijing Super TV Co., Ltd., Novel-Tongfang Information Engineering Co., Ltd. and Bank of Beijing, Shangdi Branch.

4.30*	Entrusted Loan Agreement, dated August 25, 2005, among Beijing Super TV Co., Ltd., Novel-Tongfang Information Engineering Co., Ltd. and Bank of Beijing, Shangdi Branch.

4.31*
Loan Agreement, dated April 4, 2007, between Beijing Super TV Co., Ltd. and Novel-Tongfang Information Engineering Co., Ltd. and the related Entrusted Loan Agreement, dated April 12, 2007, among Beijing Super TV Co., Ltd., Novel-Tongfang Information Engineering Co., Ltd. and Bank of Beijing, Shangdi Branch.

4.32+	Loan Agreement, dated November 24, 2008, between Mr. Shizhou Shen and Beijing Super TV Co., Ltd.

4.33+	Loan Agreement, dated November 24, 2008, between Mr. Lei Zhang and Beijing Super TV Co., Ltd.

4.34*	Service Agreement, dated April 2, 2007, between Novel-Tongfang Information Engineering Co., Ltd. and Beijing Novel-Tongfang Digital TV Technology Co., Ltd.

4.35*	Interest Payment Agreement, dated November 30, 2006, between Beijing Novel-Tongfang Digital TV Technology Co., Ltd. and Beijing Super TV Co., Ltd.

4.36*	Form of Property Lease Agreement.

4.37*	Fixed Assets Transfer Agreement, dated March 28, 2007, between Beijing Novel-Tongfang Digital TV Technology Co., Ltd. and Beijing Super TV Co., Ltd.

4.38*	Form of Employment Agreement and related Form of Agreement on Confidentiality and Intellectual Property.

4.39*	Form of Non-Disclosure, Non-Competition, Commitment and Proprietary Information Agreement.

4.40*	Form of Indemnification Agreement for Directors.

4.41*	Amended and Restated 2005 Stock Incentive Plan of China Digital TV Holding Co., Ltd. and form of share option agreement.

4.42††*	Cooperation Agreement, dated January 5, 2007, between Beijing Novel-Tongfang Digital TV Technology Co., Ltd. and Jiangsu Qingda Science and Technology Industries Co., Ltd.

4.43*	Cooperation Agreement, dated July 18, 2007, between Beijing Novel-Tongfang Digital TV Technology Co., Ltd. and China Electronics Smart Card Co., Ltd.

4.44*	2008 Stock Incentive Plan of China Digital TV Holding Co., Ltd.

4.45#	Agreement for Equity Transfer of Beijing Novel-Super Digital TV Technology Co., Ltd., dated December 2007, between China Digital TV Technology Co., Ltd. and Golden Benefit Technology Co., Ltd.

Number	Description of Exhibit

4.46+	Intellectual Property Transfer Agreement, dated August 13, 2008, between Novel-Tongfang Information Engineering Co., Ltd. and Beijing Super TV Co., Ltd.

4.47+	Equity Transfer Agreement, dated October 5, 2008, between Beijing Super TV Co., Ltd. and Beijing Novel-Super Digital TV Technology Co., Ltd.

4.48+	Framework Agreement for Purchase of Computer Chips, dated December 12, 2008, between Beijing Super TV Co., Ltd. and Beijing Novel-Super Digital TV Technology Co., Ltd.

4.49	Framework Agreement for Sale of Software Products, dated July 14, 2009, between Beijing Super TV Co., Ltd. and Beijing Novel-Super Digital TV Technology Co., Ltd.

4.50	Equity Transfer Agreement, dated February 26, 2010, between Beijing Novel-Super Digital TV Technology Co., Ltd. and Beijing Shi Xun Hu Lian Technology Co., Ltd.

8.1	List of Subsidiaries of China Digital TV Holding Co., Ltd.

11.1*	Code of Business Conduct and Ethics of China Digital TV Holding Co., Ltd.

12.1	CEO Certification pursuant to Rule 13a - 14(a).

12.2	CFO Certification pursuant to Rule 13a - 14(a).

13.1	CEO Certification pursuant to Rule 13a - 14(b).

13.2	CFO Certification pursuant to Rule 13a - 14(b).

23.1	Consent of Deloitte Touche Tohmatsu CPA Ltd.

23.2	Consent of King & Wood, PRC Lawyers.

††	Portions of the agreement have been omitted pursuant to a confidential treatment request and have been filed with the SEC separately with a confidential treatment request.

*	Previously filed as an exhibit to the Registration Statement on Form F-1 (File No. 333-146072) of China Digital TV Holding Co., Ltd. and incorporated herein by reference thereto.

#
Previously filed as an exhibit to the annual report on Form 20-F (File No. 001-33692) of China Digital TV Holding Co., Ltd. filed with the SEC on June 18, 2008 and incorporated herein by reference thereto.

+
Previously filed as an exhibit to the annual report on Form 20-F (File No. 001-33692) of China Digital TV Holding Co., Ltd. filed with the SEC on May 20, 2009 and incorporated herein by reference thereto.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

CHINA DIGITAL TV HOLDING CO., LTD.

By:	/s/ Jianhua Zhu
Name: Jianhua Zhu
Title: Chairman and Chief Executive Officer

Date: April 30, 2010

CHINA DIGITAL TV HOLDING CO., LTD.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF
CHINA DIGITAL TV HOLDING CO., LTD.

We have audited the accompanying consolidated balance sheets of China Digital TV Holding Co., Ltd. (the "Company"), its subsidiaries, and its variable interest entity (the "VIE") and the VIE's subsidiaries (collectively, the "Group") as of December 31, 2008 and 2009, and the related consolidated statements of operations, equity and comprehensive income, and cash flows for each of the three years in the period ended December 31, 2009. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Group as of December 31, 2008 and 2009, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2009, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 25 to the consolidated financial statements, the consolidated financial statements have been adjusted for the retrospective application of authoritative guidance on noncontrolling interest, previously issued as Statement of Financial Accounting Standards No. 160, “Noncontrolling Interests in Consolidated Financial Statements — an amendment of ARB No. 51”,  now codified in Accounting Standards Codification Topic 810, Consolidation, which was adopted by the Group on January 1, 2009.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Group’s internal control over financial reporting as of December 31, 2009, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 29, 2010 expressed an unqualified opinion on the Group’s internal control over financial reporting.

/s/ Deloitte Touche Tohmatsu CPA Ltd.
Beijing, The People's Republic of China
April 29, 2010

CHINA DIGITAL TV HOLDING CO., LTD.

CONSOLIDATED BALANCE SHEETS
(In U.S. dollars in thousands, except share data)

	December 31,
	2008	2009
ASSETS

Current assets:
Cash and cash equivalents	$202,947	$131,087
Restricted cash	24	16
Bank deposits maturing over three months	68,887	64,021
Short-term investments - held-to-maturity securities	-	37,685
Notes receivable	1,649	2,836
Accounts receivable, net of allowance for doubtful accounts of $685 and $576 as of December 31, 2008 and 2009, respectively	10,860	11,229
Inventories	4,014	4,684
Prepaid expenses and other current assets	3,974	4,550
Deferred costs-current	326	363
Deferred income taxes-current	201	516
Total current assets	292,882	256,987
Property and equipment, net	1,880	2,308
Intangible assets, net	1,854	937
Goodwill	499	499
Long-term investments - equity method investments	437	1,005
Long-term investments - held-to-maturity securities	-	1,190
Deferred costs-non-current	338	392
Deferred income taxes - non-current	86	170
Total assets	$297,976	$263,488

TOTAL LIABILITIES AND EQUITY

Current liabilities:
Accounts payable	$1,103	$660
Accrued expenses and other current liabilities	7,888	5,340
Deferred revenue-current	3,704	3,453
Payable to shareholders	57,210	-
Income tax payable	1,088	251
Total current liabilities	70,993	9,704
Deferred revenue-non-current	957	760
Total Liabilities	71,950	10,464

Commitments (Note 21)

Equity: China Digital TV Holding Co., Ltd. Shareholders' equity
Ordinary shares ($0.0005 par value; 200,000,000 and 200,000,000 shares authorized, 57,209,548 and 58,044,640 shares issued and outstanding as of December 31, 2008 and 2009, respectively)	29	29
Additional paid-in capital	154,643	157,980
Statutory reserve	10,184	12,691
Retained earnings	52,910	75,707
Accumulated other comprehensive income	6,696	6,617
Total China Digital TV Holding Co., Ltd. shareholders' equity	224,462	253,024
Noncontrolling interest	1,564	-
Total equity	226,026	253,024
TOTAL LIABILITIES AND EQUITY	$297,976	$263,488

The accompanying notes are an integral part of these consolidated financial statements.

CHINA DIGITAL TV HOLDING CO., LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS
(In U.S. dollars in thousands, except share data)

	For the years ended December 31,
	2007	2008	2009
Revenues
Products	$49,741	$64,412	$49,146
Services	6,011	6,285	5,918
Total revenues	55,752	70,697	55,064
Business taxes	(299)	(363)	(360)
Net revenues	55,453	70,334	54,704

Cost of revenues (including share-based compensation of $34, $35and $30 for 2007, 2008 and 2009, respectively)
Products	8,100	10,877	9,716
Services	2,135	2,828	3,686
Total cost of revenues	10,235	13,705	13,402
Gross profit	45,218	56,629	41,302
Operating expenses
Research and development (including share-based compensation of $391, $481, and $713 for 2007, 2008 and 2009, respectively)	4,643	6,921	8,779
Selling and marketing (including share-based compensation of $112, $186, and $447 for 2007, 2008 and 2009, respectively)	3,758	6,063	7,203
General and administrative (including share-based compensation of $724, $342, and $472 for 2007, 2008 and 2009, respectively)	3,706	6,084	4,793
Total operating expenses	12,107	19,068	20,775
Income from operations	33,111	37,561	20,527
Interest income	2,790	9,138	6,070
Other income/(expense)	263	(412)	(65)
Income before income taxes	36,164	46,287	26,532
Income tax (expenses)/benefits:
Income tax-current	(2,554)	(3,271)	(1,661)
Income tax-deferred	212	36	400
Total income tax (expenses)/benefits	(2,342)	(3,235)	(1,261)
Net income before net loss (income) from equity method investments	33,822	43,052	25,271
Net loss (income) from equity method investments	6	4	(20)
Net income	33,816	43,048	25,291
Net loss attributable to noncontrolling interest	-	14	13
Net income attributable to China Digital TV Holding Co., Ltd. shareholders	33,816	43,062	25,304
Net income attributable to holders of ordinary shares	$33,816	$43,062	$25,304
Net income per share-basic ordinary shares	0.74	0.75	0.44
Net income per share-basic participating preferred shares	0.66	-	-
Net income per ordinary share-diluted	$0.68	$0.72	$0.43
Weighted average shares used in calculating basic net income per share-ordinary shares	39,170,004	57,138,985	57,728,009
Weighted average shares used in calculating basic net income per share-preferred shares	7,389,394	-	-
Weighted average shares used in calculating diluted net income per ordinary share	42,773,590	60,058,724	58,591,072

The accompanying notes are an integral part of these consolidated financial statements.

CHINA DIGITAL TV HOLDING CO., LTD.

CONSOLIDATED STATEMENTS OF EQUITY AND COMPREHENSIVE INCOME
(In U.S. dollars in thousands, except share data)

	China Digital TV Holding Co., Ltd. Shareholders
							Total China Digital
							TV Holding
				Accumulated		Retained	Co., Ltd.
			Additional	other		earning	Shareholders'			Total
	Ordinary		paid-in	comprehensive	Statutory	(accumulated	equity/	Noncontrolling	Total	comprehensive
	Shares	Amount	capital	income	reserve	deficit)	(deficiency)	Interest	equity	income
Balance at January 1, 2007	34,000,000	$17	$4,887	$743	$2,353	$(16,137)	$(8,137)	$4,000	$(4,137)	$13,568
Share-based compensation	-	-	1,261	-	-	-	1,261	-	1,261	-
Net income	-	-	-	-	-	33,816	33,816	-	33,816	33,816
Provision for statutory reserve	-	-	-	-	3,335	(3,335)	-	-	-	-
Issuance of ordinary shares upon IPO	13,800,000	7	220,793	-	-	-	220,800	-	220,800	-
IPO costs and related expenses	-	-	(18,151)	-	-	-	(18,151)	-	(18,151)	-
Conversion of preferred shares to ordinary shares	9,496,932	5	16,073	-	-	-	16,078	-	16,078	-
Foreign currency translation adjustment	-	-	-	2,184	-	-	2,184	-	2,184	2,184
Balance at December 31, 2007	57,296,932	29	224,863	2,927	5,688	14,344	247,851	4,000	251,851	36,000
Share-based compensation	-	-	1,044	-	-	-	1,044	-	1,044	-
Net income	-	-	-	-	-	43,062	43,062	(14)	43,048	43,048
Provision for statutory reserve	-	-	-	-	4,496	(4,496)	-	-	-	-
Exercise of stock option	2,220,182	1	2,287	-	-	-	2,288	-	2,288	-
ADSs repurchase and retirement	(2,307,566)	(1)	(16,254)	-	-	-	(16,255)	-	(16,255)	-
Cash distribution to shareholders	-	-	(57,210)	-	-	-	(57,210)	-	(57,210)	-
Adjustment to 2007 accrued IPO costs and related expenses	-	-	(87)	-	-	-	(87)	-	(87)	-
Noncontrolling interest of N-T Information Engineering	-	-	-	-	-	-	-	(3,000)	(3,000)	-
Noncontrolling interest of Dongguan Super TV	-	-	-	-	-	-	-	719	719	-
Acquisition of Dongguan Super TV	-	-	-	-	-	-	-	(141)	(141)	-
Foreign currency translation adjustment	-	-	-	3,769	-	-	3,769	-	3,769	3,769
Balance at December 31, 2008	57,209,548	29	154,643	6,696	10,184	52,910	224,462	1,564	226,026	46,817
Share-based compensation	-	-	1,662	-	-	-	1,662	-	1,662	-
Net income	-	-	-	-	-	25,304	25,304	(13)	25,291	25,291
Provision for statutory reserve	-	-	-	-	2,507	(2,507)	-	-	-	-
Exercise of stock option	835,092	-	762	-	-	-	762	-	762	-
Cash distribution to shareholders	-	-	(87)	-	-	-	(87)	-	(87)	-
Transfer of noncontrolling interest	-	-	1,000	-	-	-	1,000	(1,000)	-	-
Dongguan SuperTV deconsolidation	-	-	-	-	-	-	-	(551)	(551)
Foreign currency translation adjustment	-	-	-	(79)	-	-	(79)	-	(79)	(79)
Balance at December 31, 2009	58,044,640	$29	$157,980	$6,617	$12,691	$75,707	$253,024	$-	$253,024	$25,212

The accompanying notes are an integral part of these consolidated financial statements.

CHINA DIGITAL TV HOLDING CO., LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(In U.S. dollars in thousands, except share data)

	For the years ended December 31,
	2007	2008	2009
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$33,816	$43,048	$25,291
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	926	1,254	1,691
Share-based compensation	1,261	1,044	1,662
Gain from disposal of property and equipment	-	-	(9)
Allowance for doubtful accounts	184	286	(89)
Write-down of inventory	137	127	59
Warranty accrual	(6)	56	45
Loss (gain) from equity method investments	6	4	(7)
Gain from deconsolidation of a subsidiary	-	-	(13)
Impairment loss of an intangible asset	-	-	271
Accrued interest income	(122)	-	(553)
Changes in assets and liabilities:
Accounts receivable	(3,091)	(5,926)	(1,468)
Inventories	(161)	(975)	(731)
Prepaid expenses and other current assets	185	(3,472)	(2,899)
Deferred cost	226	420	(92)
Amount due from related parties	(70)	581	-
Accounts payable	(444)	586	(443)
Income tax payable	692	280	(835)
Accrued expenses and other current liabilities	2,533	3,623	(2,563)
Deferred revenue	(2,033)	(2,497)	(446)
Deferred income taxes	(201)	(36)	(400)
Net cash provided by operating activities	33,838	38,403	18,471
CASH FLOWS FROM INVESTING ACTIVITIES:
Short-term loan to N-T Information Engineering	(1,471)	1,635	-
Long-term equity investments	(399)	-	-
Purchase of property and equipment	(1,219)	(1,001)	(1,475)
Receipt for acquisition of set-top box design business	1,543	-	-
Bank deposits maturing over three months	(17,092)	(48,260)	7,743
Restricted cash	(625)	767	8
Long-term loan to individuals (nominee shareholders) for acquisition of equity interests in N-S Digital TV from N-T Information Engineering	-	(1,803)	-
Purchase of intangible assets from N-T Information Engineering	-	(1,299)	-
Acquisition of equity interests in N-S Digital TV from N-T Information Engineering	-	(1,815)	-
Aquisition of additional interests from a noncontrolling shareholder (see Note 4)	-	(146)	-
Interest income from held-to-maturity investments	-	-	346
Purchase of held to maturity corporate and the PRC government bonds	-	-	(38,964)
Net cash out from deconsolidation of a subsidiary	-	-	(1,422)
Proceeds from disposal of property and equipment	-	-	9
Net cash used in investing activities	(19,263)	(51,922)	(33,755)
CASH FLOW FROM FINANCING ACTIVITIES:
Proceeds from issuance of ordinary shares upon IPO	220,800	-	-
IPO costs and related expenses paid	(17,470)	(681)	-
Dividend paid to ordinary shareholders	(8,260)	-	-
Dividend paid to the participating preferred shareholder	(3,040)	-	-
Proceeds from stock option exercise	-	2,288	759
ADSs repurchase and retirement	-	(16,255)	-
Capital injection by a noncontrolling shareholder	-	719	-
Cash distribution to shareholders	-	-	(57,296)
Net cash provided by/(used in) financing activities	192,030	(13,929)	(56,537)
Effect of exchange rate changes	1,216	1,437	(39)
NET INCREASE IN CASH AND CASH EQUIVALENTS	207,821	(26,011)	(71,860)
CASH AND CASH EQUIVALENTS, BEGINNING OF THE YEAR	21,137	228,958	202,947
CASH AND CASH EQUIVALENTS, END OF THE YEAR	$228,958	$202,947	$131,087
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATIONS
Income tax paid	1,942	2,988	2,488
NON-CASH FINANCING ACTIVITIES:
Conversion of Series A convertible redeemable preferred shares to ordinary shares	16,078	-	-

The accompany notes are an integral part of these consolidated financial statements.

CHINA DIGITAL TV HOLDING CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
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

The development, production and sale of commercial encryption products in the PRC are regulated by the PRC National Encryption Administrative Bureau.  Currently, foreign-invested enterprises incorporated in the PRC are not expressly prohibited from conducting encryption-related businesses; however, they may have difficulty obtaining the licenses or permits required for conducting such businesses from the Encryption Bureau due to the PRC Encryption Authority's generally restrictive approach towards foreign participation in the PRC encryption industry.  In addition, the PRC State Administration of Radio, Film and Television ("SARFT") has a policy to require any cable television network operator who uses a non-PRC CA system to install a parallel PRC CA system.  Such policy does not expressly indicate whether the CA systems produced by a foreign-invested company incorporated in the PRC fall into the category of non-PRC CA systems.  In consideration of the PRC Encryption Authority's preferences and the SARFT's policy, CDTV BVI conducts substantially all of its operations through its subsidiary, Beijing Super TV Co., Ltd. ("Super TV"), and Novel-Tongfang Digital TV Technology Co., Ltd. ("N-T Digital TV"), a variable interest entity ("VIE"), which is 100% owned by PRC citizens and has obtained the license to operate such business in the PRC.  N-T Digital TV was established in the PRC on May 31, 2004 by N-T Information Engineering (who contributed 75% of the paid-in capital) and Ms. Li Yang, who is a PRC citizen representing SAIF (which contributed 25% of the paid-in capital).  N-T Digital TV was subsequently renamed to Beijing Novel-Super Digital TV Technology Co., Ltd. ("N-S Digital TV") in December 2007.  In August 2007, Ms. Li Yang transferred her entire equity interest in N-S Digital TV to Ms. Wei Gao, a PRC citizen representing SAIF.  In June 2008, Ms. Wei Gao transferred her entire equity interest in N-S Digital TV to Mr. Junming Wu, a PRC citizen employed by Super TV. Through these transfer arrangements, upon the completion of relevant documentation requirements in 2009, the Group no longer has any financial obligations to the noncontrolling interest.  In November 2008, N-T Information Engineering transferred its entire equity interest in N-S Digital TV to Mr. Lei Zhang and Mr. Shizhou Shen, two PRC citizens employed by Super TV.  After these transfers, N-S Digital TV is owned by Mr. Junming Wu, Mr. Lei Zhang and Mr. Shizhou Shen with an equity interest of 25%, 37.5% and 37.5%, respectively.  CDTV BVI does not have a direct equity interest in N-S Digital TV, but instead enjoys the economic benefits of N-S Digital TV through a series of contractual arrangements entered into among Super TV, N-S Digital TV and its equity holders.

CHINA DIGITAL TV HOLDING CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
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

•
Products and Software Purchase Agreement: N-S Digital TV exclusively purchased from Super TV all the smart cards and related software products required for its CA systems.  The purchase price was agreed by the two parties and may be adjusted by agreement between the parties annually on an arm's-length basis.  The term of the agreement is 15 years.  N-S Digital TV subsequently obtained Super TV's consent to produce by itself or purchase from a third party of smart cards.

CHINA DIGITAL TV HOLDING CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
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

Pursuant to such agreements, Super TV has received 100% of N-S Digital TV shareholders' voting interest in N-S Digital TV and has the right to receive any dividends declared and paid by N-S Digital TV.  In addition, since its formation in May 2004, N-S Digital TV has not declared or distributed any dividends to any shareholders, and the shareholders of Super TV do not have an intention for N-S Digital TV to declare or distribute any dividends in the future.  As a result, Super TV absorbs a majority of N-S Digital TV's expected residual returns and holds variable interests in N-S Digital TV.  Since Super TV is the primary beneficiary of the VIE arrangement, the VIE and VIE's subsidiaries' results of operations are consolidated in the Group's financial statements.

CHINA DIGITAL TV HOLDING CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(In U.S. dollars in thousands, except share data)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES - continued

The following financial statement amounts and balances of the VIE and VIE's subsidiaries were included in the accompanying consolidated financial statements as of and for the years ended December 31:

	December 31,
	2008	2009

Total assets	$29,958	$28,904
Total liabilities	25,883	24,602

	For the years ended December 31,
	2007	2008	2009

Net revenues	$50,472	$64,108	$50,756
Net income	1,131	178	806

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

Following this share split, the shareholders of CDTV BVI exchanged all of their shares of CDTV BVI for shares of CDTV Holding in proportion to their percentage interests in CDTV BVI.  As a result, CDTV BVI became a wholly owned subsidiary of CDTV Holding.  As the incorporation of CDTV Holding is a transaction between entities under common control, for financial statement presentation purposes, the Group prepared its consolidated financial statements with CDTV Holding as the holding company for the year ended December 31, 2007 as if CDTV Holding had been in existence from the beginning of the year.

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

In October 2008, Super TV transferred all of its equity interests in N-S Media Investment to N-S Digital TV.

CHINA DIGITAL TV HOLDING CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(In U.S. dollars in thousands, except share data)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES - continued

As of December 31, 2009, CDTV Holding's subsidiaries, VIE and VIE's subsidiaries include the following entities:

	Date of incorporation	Place of incorporation	Percentage of
Subsidiaries	/establishment	/establishment	economic ownership

CDTV BVI	March 9, 2004	BVI	100%
Super TV	May 31, 2004	the PRC	100%
Golden Benefit Technology Limited	December 6, 2007	Hong Kong	100%
("Golden Benefit")
China Super Media Holdings Limited	February 25, 2008	Hong Kong	100%
("CSM Holdings")

VIE
N-S Digital TV	May 31, 2004	the PRC	100%

VIE's subsidiaries
N-S Media Investment Co., Ltd	December 19, 2007	the PRC	100%
("N-S Media Investment")
Guangdong SuperTV Digital Media Co., Ltd	October 17, 2008	the PRC	100%
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
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(In U.S. dollars in thousands, except share data)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES - continued

Recapitalization

Prior to its transfer to N-S Digital TV in June 2004, the smart card and CA systems business was owned and operated by N-T Information Engineering. N-T Information Engineering is a private company incorporated in the PRC and was engaged in the business of development and sales of digital television technologies and broadband and satellite data broadcasting systems. It was formed in 1998 and in June 2004 it was owned by Yunxi Group, Dongguan Huarong Science and Technology Company ("Huarong") and Beijing Huakai Science and Technology Company ("Huakai") with an equity interest of 70%, 19% and 11%, respectively. Yunxi Group is a PRC state owned enterprise. Huarong was owned by five individuals, Dr. Zengxiang Lu, Mr. Jianhua Zhu, Mr. Hua Guo, Mr. Jiang Lin and Mr. Weixuan Zhang, with 20% equity interest each. Huakai was owned by three individuals, Dr. Zengxiang Lu, Mr. Jianhua Zhu and Mr. Zhenwen Liang, with 33.3% equity interests each. N-T Information Engineering was therefore controlled by Yunxi Group.

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

As N-S Digital TV was established on May 31, 2004 with no prior operating activities, for the purpose of financial statement presentation, the smart card and CA system business related financial information, including revenues, costs and expenses, that was originally recorded on N-T Information Engineering's books before the transfer of its smart card and CA systems business to N-S Digital TV in early June 2004 was carved out from N-T Information Engineering's historical financial statements and included in the Group's consolidated financial statements.

CHINA DIGITAL TV HOLDING CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(In U.S. dollars in thousands, except share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)	Basis of presentation

The consolidated financial statements of the Group have been prepared in accordance with the accounting principles generally accepted in the United States of America ("U.S. GAAP").

(b)	Basis of consolidation

The consolidated financial statements of the Group include the financial statements of CDTV Holding, its subsidiaries, VIE and VIE’s subsidiaries. All inter-company transactions and balances have been eliminated upon consolidation.

(c)	Use of estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and revenues, costs and expenses in the financial statements and accompanying notes.  Significant accounting estimates reflected in the Group's consolidated financial statements include useful life of CA system, allowance for doubtful accounts, accrual of warranty, the useful lives and impairment of property and equipment, useful lives and impairment of intangible assets, allowance for obsolete inventories, valuation allowance for deferred tax assets, impairment of goodwill and impairment of long-term investments.

(d)	Significant risks and uncertainties

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

CHINA DIGITAL TV HOLDING CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(In U.S. dollars in thousands, except share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(e)	Cash and cash equivalents

Cash and cash equivalents consist of cash on hand and highly liquid investments which are unrestricted as to withdrawal or use, and which have maturities of three months or less when purchased.

(f)	Held-to-maturity investments

Debt securities are classified as held-to-maturity investments since the Group has the positive intent and ability to hold the securities to maturity, and reported at amortized cost. Held-to-maturity investments are classified as short-term or long-term investments on consolidated balance sheets based on their remaining contractual maturity periods.

The Group reviews its held-to-maturity investments as of the end of each reporting period for other-than-temporary impairment ("OTTI") based on the specific identification method.  The Group considers various factors in determining whether an impairment is other-than-temporary, including the severity and duration of the impairment, changes in underlying credit ratings, forecast recovery, its intent to sell or the likelihood that it would be required to sell the investment before its anticipated recovery in market value and the probability that the scheduled cash payments will continue to be made.  When the Group concludes that OTTI has occurred, the Group assesses whether it intends to sell the security or if it is more likely than not that it will be required to sell the security before recovery.  If either of these two conditions is met, the Group recognizes a charge in earnings equal to the entire difference between the security's amortized cost basis and its fair value.  If the Group does not intend to sell a security or it is not more likely than not that it will be required to sell the security before recovery, the unrealized loss is separated into an amount representing the credit loss, which is recognized in earnings, and the amount related to all other factors, which is recorded in accumulated other comprehensive loss.

The Group did not have held-to-maturity investments before year 2009 and did not incur any impairment loss on held-to-maturity securities purchased in 2009.

(g)	Financial instruments

Financial instruments of the Group primarily consist of cash and cash equivalents, restricted cash, bank deposits maturing over three months, held-to-maturity investments, notes receivable, accounts receivable, accounts payable, payable to shareholders and income tax payable. The fair value of the Group's held-to-maturity investments is disclosed in Note 13. Carrying amount of other financial instruments approximates their fair value because of short maturity natures.

CHINA DIGITAL TV HOLDING CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(In U.S. dollars in thousands, except share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(h)	Concentration of credit risk

Financial instruments that potentially expose the Group to concentrations of credit risk consist primarily of cash and cash equivalents, restricted cash, bank deposits maturing over three months, held-to-maturity investments and accounts receivable.  The Group places their cash and cash equivalents, restricted cash, bank deposits maturing over three months and held-to-maturity investments with financial institutions with high-credit ratings and quality.

The Group conducts credit evaluations of customers and generally does not require collateral or other security from customers.  The Group establishes an allowance for doubtful accounts primarily based upon the age of the receivables and factors relevant to determining the credit risk of specific customers.

Details of the customer accounting for 10% or more of total revenues are as follows:

	For the years ended December 31,
Customer	2007	2008	2009
	%	%	%

A	14.1	15.1	12.8

Details of the customer accounting for 10% or more of accounts receivable are as follows:

	December 31,
Customer	2008	2009
	%	%

A	14.9	5.7

(i)	Inventories

Inventories are stated at the lower of cost (weighted average) or market value.  The Group writes down the inventory for excess and obsolete inventories determined primarily by future demand forecasts.  For the years ended December 31, 2007, 2008 and 2009, the Group wrote down inventory by $137, $127 and $59, respectively.

CHINA DIGITAL TV HOLDING CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(In U.S. dollars in thousands, except share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(j)	Property and equipment, net

Property and equipment are carried at cost less accumulated depreciation and amortization.  Depreciation and amortization are calculated on a straight-line basis over the following estimated useful lives:

Computer and electronic equipment	3 years
Furniture and fixture	5 years
Leasehold improvement	Shorter of useful life of the asset or the lease term
Motor vehicles	5 years

(k)	Intangible assets

Intangible assets are stated at cost less accumulated amortization.  Amortization is computed using the straight-line method over the useful lives of the assets ranging from 1 to 7.5 years.

(l)	Impairment of long-lived assets

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

Impairment loss for the years ended December 31, 2007, 2008 and 2009 was nil, nil and $271, respectively.

CHINA DIGITAL TV HOLDING CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(In U.S. dollars in thousands, except share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(m)	Goodwill

Goodwill is not amortized but tested for impairment on an annual basis and between annual tests in certain circumstances.  Goodwill impairment is tested using a two-step approach.  The first step compares the fair value of a reporting unit to its carrying amount, including goodwill.  If the fair value of the reporting unit is greater than its carrying amount, goodwill is not considered impaired and the second step is not required.  If the fair value of the reporting unit is less than its carrying amount, the second step of the impairment test measures the amount of the impairment loss, if any, by comparing the implied fair value of goodwill to its carrying amount.  If the carrying amount of goodwill exceeds its implied fair value, an impairment loss is recognized equal to that excess.  The implied fair value of goodwill is calculated in the same manner that goodwill is calculated in a business combination, whereby the fair value of the reporting unit is allocated to all of the assets and liabilities of that unit, with the excess purchase price over the amounts assigned to assets and liability representing the implied fair value of goodwill.  Estimating fair value is performed by utilizing various valuation techniques, with the primary technique being a discounted cash flow.  The Group has one reporting unit and has determined to perform the annual impairment test on December 31 of each year.  The Group did not incur any impairment loss on goodwill for the years ended December 31, 2007, 2008 or 2009.  Exchange realignment of $35, $32 and nil was debited to goodwill for years ended December 31, 2007, 2008 and 2009 respectively.

(n)	Equity method investments

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

Investee companies over which the Company has equity interest over 50%, but the noncontrolling shareholders have substantive rights to participate in significant operating decisions are accounted for using the equity method.

An impairment charge is recorded if the carrying amount of the investment exceeds its fair value and this condition is determined to be other-than-temporary. The Group did not incur any impairment loss on equity method investments for the years ended December 31, 2007, 2008 or 2009.

CHINA DIGITAL TV HOLDING CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(In U.S. dollars in thousands, except share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(o)	Revenue recognition

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

CHINA DIGITAL TV HOLDING CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(In U.S. dollars in thousands, except share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(o)	Revenue recognition - continued

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

Deliverables of SI service include: software, hardware, integration, installation, training and post-contract customer support ("PCS").  When the provision of services is substantially completed, i.e., when the Group delivers its software, purchases the hardware and software from third-party suppliers, integrates them together, and provides installation and training to customers, customers sign the preliminary acceptance.  Final acceptance is typically signed six months to one year after the issuance of the preliminary acceptance if no major technical problems are discovered.  In limited situations, there is only one acceptance from the customer, rather than a preliminary and a final acceptance.  Software is considered delivered to customers when preliminary acceptance or single acceptance is signed because only at that time are customers able to use the software in the integrated system.  For majority of the contracts, the Group offers one-year free PCS, including telephone support and bug-fixing beginning from preliminary acceptance or single acceptance.  However, in some of the contracts, the Group offers free PCS for a period of more than one year beginning from preliminary acceptance or single acceptance; while in some other contracts, the PCS does not have a specified definite period.

CHINA DIGITAL TV HOLDING CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(In U.S. dollars in thousands, except share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(o)	Revenue recognition - continued

SI service - continued

The SI service includes a significant software portion.  The software is not regarded as incidental to the provision of services as a whole because the marketing of such services focuses on the internally developed technologies included in the software.  As the Group cannot establish vendor-specific objective evidence of the fair values of the deliverables, revenue is recognized when the last deliverable in the arrangement is delivered and when all of the following criteria have been met:

(1)	Persuasive evidence of an arrangement exists;
(2)	Delivery has occurred;
(3)	The vendor's fee is fixed or determinable; and
(4)	Collectability is probable.

The systems are installed and tested at the customers' sites.  Generally all the technical issues are identified and resolved before the preliminary acceptance is issued by the customers.  Afterwards, the customers will begin to use the installed systems for operation.

For the contracts where the Group offers free PCS for one year or less, the cost incurred between the issuance of the preliminary acceptance and the end of the free PCS period has historically been insignificant.  Therefore revenue is recognized when the entire installation and integration of software is completed, which is indicated by obtaining the preliminary acceptance from customers.  In limited situations, where there is only one acceptance from the customer, rather than a preliminary and final acceptance, revenue is recognized when the single acceptance is obtained.  For contracts where the Group offers free PCS for more than one year, the Group defers the revenue for the contracts and recognizes it over the PCS term although the cost incurred during the PCS term has been historically insignificant. Where the PCS term has no specified definite period, the Group recognizes such revenue over the estimated useful life of the CA system, which the Group has determined to be five years.

CHINA DIGITAL TV HOLDING CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(In U.S. dollars in thousands, except share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(o)	Revenue recognition - continued

SD service

The Group develops head-end system applications relating to digital TV technology for its customers.

Deliverables in SD service include the completed software application.  A few arrangements also include one-year free PCS starting from customer acceptance, but no arrangement includes free PCS for more than one year.  Payment terms vary based on the stage of the service.  Normally a portion of the contract amount is paid when the contract is signed, and the remaining is paid upon the completion of the project and customer acceptance.  The cost of providing free PCS has historically been insignificant.

Because a system development arrangement requires significant production, modification, or customization of software, the group refers to FASB Accounting Standards Codification  605-35, "Construction-Type and Production-Type Contracts" for revenue recognition. As the Group cannot properly measure progress toward completion, the completed-contract method is used.  Revenue for system development is recognized when the system development is finished and accepted by the customer.

Licensing income

The Group coordinates with network operators to produce set-top boxes compatible with the Group's CA systems.  The Group enters into contracts with set-top box manufacturers selected by customers and provides these manufacturers with CA system terminal-end software that is integrated in the set-top boxes and which permits the unscrambling of digital TV broadcasts that have been transmitted by TV network operators who use the Group's CA systems.  The set-top box manufacturers pay the Group a one-time license fee, which includes a testing and certifying fee, for obtaining the blueprints and technologies in the form of software.  According to the contracts, these manufacturers are required to provide a set-top box prototype to the Group in order to obtain a certificate from the Group which indicates the set-top box is compatible with the Group's CA systems and suitable for mass-production.  The licenses to set-top box manufacturers are perpetual once provided.  No PCS is offered in the licensing arrangement.  Licensing income is recognized when all revenue recognition criteria have been met, which is indicated by the issuance of a certificate to the set-top box manufacturer by the Group.

In addition, the Group produces a design for set-top boxes, and licenses it to set-box manufacturers.  The licensing income is recognized when the acceptance is signed by customers and received by the Group.

All advances from customers and prepaid fees received from customers or set-top box manufacturers are initially recognized as deferred revenue and revenue is recognized when the above revenue recognition criteria are met.

CHINA DIGITAL TV HOLDING CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(In U.S. dollars in thousands, except share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(o)	Revenue recognition - continued

Royalty income

The Group receives royalties on sales of CA system terminal-end software, and set-top box design and operating system.

Royalties are received either from set-top box manufacturers, or from television network operators depending on which party the Group enters the contracts with.

Royalty revenue is recognized when earned and collectability is reasonably assured.

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

(p)	Deferred costs

Deferred costs are mainly the incremental costs that are directly associated with revenue from SI service contracts that provide free PCS for more than one year.  Deferred costs from SI service mainly consist of hardware and software purchased from third-party suppliers.  Deferred costs from SI service are recoverable through the future revenue streams and are recorded as an asset and amortized to cost of revenue over the same period that the revenue is recognized.  Amortization of deferred costs for the years ended December 31, 2007, 2008 and 2009 totaled $660, $441 and $437 respectively.

(q)	Value added tax ("VAT") and VAT refund

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

CHINA DIGITAL TV HOLDING CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(In U.S. dollars in thousands, except share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(r)	Business tax

The Group's PRC subsidiary, VIE and VIE's subsidiaries are subject to business taxes, surcharges or cultural business construction fees on revenues related to certain types of services, and the net revenues are presented net of those taxes and fees incurred.

(s)	Operating leases

Leases where substantially all the rewards and risks of ownership of assets remain with the lessor are accounted for as operating leases.  Payments made under operating leases are charged to the consolidated statements of operations on a straight-line basis over the lease periods.

(t)	Foreign currency translation

The functional and reporting currency of the Company is US dollar.  The functional currency of the Company's subsidiaries, VIE and VIE's subsidiaries in the PRC is Renminbi ("RMB").

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

For translating the results of the PRC subsidiaries into the functional currency of the Company, assets and liabilities are translated from each subsidiary's functional currency to the reporting currency at the exchange rate on the balance sheet date.  Equity amounts are translated at historical exchange rates, and revenues, expenses, gains, and losses are translated using the average rate for the period.  Translation adjustments are reported as cumulative translation adjustments and are shown as a separate component of other comprehensive income in the consolidated statements of shareholders' equity and comprehensive income.

CHINA DIGITAL TV HOLDING CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(In U.S. dollars in thousands, except share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(u)	Income taxes

Deferred income taxes are provided using the asset and liability method.  Under this method, deferred income taxes are recognized for tax credits and net operating losses available for carry-forwards and significant temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis.  Deferred tax assets and liabilities are classified as current or non-current based upon the classification of the related asset or liability in the financial statements or the expected timing of their reversal if they do not relate to a specific asset or liability.  A valuation allowance is provided to reduce the amount of deferred tax assets if it is considered more likely than not that some portion of, or all of the deferred tax assets will not be realized. Income taxes are provided for in accordance with the laws and regulations applicable to the Group as enacted by the relevant tax authorities.

In June 2006, the FASB issued an authoritative pronouncement under which uncertain income tax position on the income tax return must be recognized at the largest amount that is more-likely-than not to be sustained upon audit by the relevant tax authority.  An uncertain income tax position will not be recognized if it has less than a 50% likelihood of being sustained. The pronouncement was effective for fiscal years beginning after December 15, 2006, with early adoption permitted. The Group elected to adopt the pronouncement from January 1, 2004, and since the adoption, had not have any significant liabilities nor any interest or penalties associated with unrecognized tax benefit. As of December 31, 2008 and 2009, the Group did not have any unrecognized uncertain tax positions.

(v)	Comprehensive income

Comprehensive income includes net income and foreign currency translation adjustments.  Comprehensive income is reported in the statements of equity and comprehensive income.

(w)	Net income (loss) per share ("EPS")

Basic EPS is computed by dividing net income(loss) attributable to holders of ordinary shares by the weighted average number of ordinary shares outstanding during the year.  Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue ordinary shares (convertible preferred stock, forward contract, warrants to purchase ordinary shares, contingently issuable shares, common stock options and warrants and their equivalents using the treasury stock method) were exercised or converted into ordinary shares.  Potential common shares in the diluted EPS computation are excluded in periods of losses from continuing operations, as their effect would be antidilutive.

CHINA DIGITAL TV HOLDING CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(In U.S. dollars in thousands, except share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(w)	Net income (loss) per share ("EPS") - continued

The holders of Series A preferred was entitled to share dividends on a pro rata basis, as if their shares had been converted into ordinary shares.  Accordingly, the Group used the two-class method in computing EPS for the year 2007.  Under the two-class method, net income was allocated on a pro rata basis to each class of ordinary shares and other participating securities based on their participating rights.  Net losses applicable to holders of ordinary shares were allocated to ordinary shares because the Series A preferred shares was not contractually obligated to participate in sharing losses.

(x)	Research and development expenses

Research and development costs are incurred in the development of the Group's products and technologies, including significant improvements and refinements to existing products and services.  Nearly all of the research and development expenditure incurred since the Group's formation has been used to establish the technological feasibility of the Group's products and services.  As a result, all research and development costs are expensed as incurred.

(y)	Share-based compensation

Share-based payment transactions with employees and directors, such as share options, are measured based on the grant date fair value of the equity instrument issued. Share-based compensation expenses, net of forfeitures, are recognized over the requisite service period based on the graded vesting attribution method, with a corresponding impact reflected in additional paid-in capital.

The Group recognizes the estimated compensation expenses of performance-based stock options based on the grant date fair value. The awards are earned upon attainment of identified performance goals. The Group recognizes the compensation expenses, net of estimated forfeitures, over the performance period. The Group also adjusts the compensation expenses based on the probability of performance goal achievement at the end of each reporting period.

Forfeitures are estimated at the time of grant and revised in the subsequent periods if actual forfeitures differ form those estimates. The Group uses historical data to estimate pre-vesting option forfeitures and record share-based compensation expenses only for those awards that are expected to vest.

CHINA DIGITAL TV HOLDING CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(In U.S. dollars in thousands, except share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(z)	Fair value

Fair value is defined as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, the Group considers the principal or most advantageous market in which it would transact and it considers assumptions that market participants would use when pricing the asset or liability.

U.S. GAAP provides a fair value hierarchy which prioritizes the inputs to valuation techniques used to measure fair value into three broad levels.  The level in the hierarchy within which the fair value measurement in its entirety falls is based upon the lowest level of input that is significant to the fair value measurement as follows:

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

Held-to-maturity investments, equity method investments, long-lived assets and goodwill of the Group are measured at fair value on a nonrecurring basis when impairment occurs. The Group has no asset or liability measured at fair value on a recurring basis as of December 31, 2008 and 2009.

CHINA DIGITAL TV HOLDING CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(In U.S. dollars in thousands, except share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(aa)	Recently issued accounting pronouncements

In June 2009, the Financial Accounting Standards Board ("FASB") issued FASB Accounting Standards Codification ("ASC") as the sources of authoritative GAAP recognized by the FASB to be applied by nongovernmental entities.  Rules and interpretive releases of the SEC under federal securities laws are also sources of authoritative GAAP for SEC registrants.  All nongrandfathered non-SEC accounting literature not included in ASC is deemed nonauthoritative.  ASC is effective for financial statements issued for interim and annual financial periods ending after September 15, 2009.  On July 1, 2009, the Group adopted the new guidelines and numbering system prescribed by ASC when referring to U.S. GAAP.  As ASC was not intended to change or alter existing U.S. GAAP, there was no material impact on the Group's consolidated financial position or results of operations upon the adoption of ASC.

In April 2009, FASB issued three authoritative pronouncements that are intended to provide additional application guidance and enhance disclosures about fair value measurements and impairments of securities.

•
FASB Staff Positions ("FSP") FAS 157-4, "Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly", as incorporated into ASC 820, provides additional guidance for estimating fair value when the volume and level of activity for the asset or liability have significantly decreased.  This pronouncement also includes guidance on identifying circumstances that indicate a transaction is not orderly.

•
FSP FAS 115-2 and FAS 124-2, "Recognition and Presentation of Other-Than-Temporary Impairments", as incorporated into ASC 320, amends the other-than-temporary impairment guidance in U.S. GAAP for debt securities to make the guidance more operational and to improve the presentation and disclosure of other-than-temporary impairments on debt and equity securities in the financial statements.

•
FSP FAS 107-1 and APB 28-1, "Interim Disclosures About Fair Value of Financial Instruments", as incorporated into ASC 825, require disclosures about fair value of financial instruments for interim reporting periods as well as in annual financial statements of publicly traded companies.

These three pronouncements are effective for interim and annual reporting periods ending after June 15, 2009, with early adoption permitted for periods ending after March 15, 2009.  Earlier adoption for periods ending before March 15, 2009 is not permitted.  The Group adopted these three pronouncements on April 1, 2009, and there was no material impact on the Group's consolidated financial position or results of operations upon the adoption of them.

CHINA DIGITAL TV HOLDING CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(In U.S. dollars in thousands, except share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(aa)	Recently issued accounting pronouncements - continued

In June 2009, the FASB issued SFAS No. 166, "Accounting for Transfers of Financial Assets, an amendment of FASB Statement No. 140", as incorporated into ASC 860, on the accounting and disclosure requirements for transfers of financial assets.  The pronouncement eliminates the concept of a qualifying special-purpose entity, creates more stringent conditions for reporting a transfer of a portion of a financial asset as a sale, clarifies other sale-accounting criteria, and requires enhanced disclosures.  The pronouncement is effective for financial statements to be issued for fiscal years beginning after November 15, 2009 with earlier adoption prohibited.  The Group does not expect the adoption of the pronouncement will have a material impact on its consolidated financial position or results of operations.

In June 2009, the FASB issued SFAS No. 167, "Amendments to FASB Interpretation No. 46(R)", as incorporated into ASC 810, on accounting and disclosure requirements for consolidation of variable interest entities.  The pronouncement requires an enterprise to perform an analysis to determine whether the enterprise's variable interest or interests give it a controlling financial interest in a variable interest entity.  This analysis identifies the primary beneficiary of a variable interest entity as one with the power to direct the activities of a variable interest entity that most significantly impact the entity's economic performance and the obligation to absorb losses of the entity that could potentially be significant to the variable interest.  The revised guidance retains the scope of previously issued pronouncement, but added entities previously considered qualifying special-purpose entities since the concept of these entities is eliminated by FASB, as discussed above.  The pronouncement is effective for financial statements to be issued for fiscal years beginning after November 15, 2009 with earlier adoption prohibited.  The Group does not expect the adoption of the revised guidance will have a material impact on its consolidated financial position or results of operations.

CHINA DIGITAL TV HOLDING CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(In U.S. dollars in thousands, except share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(aa)	Recently issued accounting pronouncements - continued

In September 2009, the FASB reached a consensus on ASU 2009-13, Revenue Recognition (ASC 605) - Multiple-Deliverable Revenue Arrangements.  This pronouncement was issued in response to practice concerns related to accounting for revenue arrangements with multiple deliverables under the existing pronouncement.  The pronouncement modifies the requirements that must be met for an entity to recognize revenue from the sale of a delivered item that is part of a multiple-element arrangement when other items have not yet been delivered.  It eliminates the requirement that all undelivered elements must have either: i) vendor-specific objective evidence ("VSOE") or ii) third-party evidence ("TPE"), before an entity can recognize the portion of an overall arrangement consideration that is attributable to items that already have been delivered.  In the absence of VSOE or TPE of the standalone selling price for one or more delivered or undelivered elements in a multiple-element arrangement, entities will be required to estimate the selling prices of those elements.  Overall arrangement consideration will be allocated to each element (both delivered and undelivered items) based on their relative selling prices, regardless of whether those selling prices are evidenced by VSOE or TPE or are based on the entity's estimated selling price.  The residual method of allocating arrangement consideration has been eliminated.  The pronouncement is effective for fiscal years beginning on or after June 15, 2010.  Entities can elect to apply this pronouncement (1) prospectively to new or materially modified arrangements after the pronouncement's effective date or (2) retrospectively for all periods presented.  Early application is permitted; however, if the entity elects prospective application and early adopts this pronouncement after its first interim reporting period, it must also do the following in the period of adoption: (1) retrospectively apply this pronouncement as of the beginning of that fiscal year and (2) disclose the effect of the retrospective adjustments on the prior interim periods' revenue, income before taxes, net income, and earnings per share.  The Group is in the process of assessing the potential impact of the adoption of the pronouncement may have on its consolidated financial position or results of operations.

CHINA DIGITAL TV HOLDING CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(In U.S. dollars in thousands, except share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(aa)	Recently issued accounting pronouncements - continued

In September 2009, the FASB reached a consensus on ASU 2009-14, Software (ASC 985) - Certain Revenue Arrangements That Include Software Elements.  This pronouncement would amend the existing pronouncement to exclude from their scope all tangible products containing both software and non-software components that function together to deliver the product's essential functionality.  That is, the entire product (including the software deliverables and non-software deliverables) would be outside the scope of ASC 985-605 and would be accounted for under other accounting literature (e.g., ASC 605-25).  The new pronouncement includes factors that entities should consider when determining whether the software and non-software components function together to deliver the product's essential functionality and are thus outside the revised scope of ASC 985-605.  In addition, the new pronouncement includes examples illustrating how entities would apply the revised scope provisions.  The pronouncement is effective for fiscal years beginning on or after June 15, 2010.  Entities can elect to apply this pronouncement (1) prospectively to new or materially modified arrangements after the pronouncement's effective date or (2) retrospectively for all periods presented.  Early application is permitted; however, if the entity elects prospective application and early adopts this pronouncement after its first interim reporting period, it must also do the following in the period of adoption: (1) retrospectively apply this pronouncement as of the beginning of that fiscal year and (2) disclose the effect of the retrospective adjustments on the prior interim periods' revenue, income before taxes, net income, and earnings per share.  The Group is in the process of assessing the potential impact of the adoption of the pronouncement may have on its consolidated financial position or results of operations.

In January 2010, the FASB reached a consensus on ASU 2010-02, Consolidation (ASC 810) - Accounting and Reporting for Decreases in Ownership of a Subsidiary - a Scope Clarification. This pronouncement clarifies certain conditions which need to apply to this pronouncement, and it also expands disclosure requirements for the deconsolidation of a subsidiary or derecognition of a group of assets. This pronouncement is effective in the period in which an entity adopts the authoritative guidance on noncontrolling interests in consolidated financial statements. If an entity has previously adopted the guidance on noncontrolling interests in consolidated financial statements, the amendments in this update are effective beginning in the first interim or annual reporting period ending on or after December 15, 2009. Retrospective application to the first period that an entity adopted the guidance on noncontrolling interests in consolidated financial statements is required. The Group adopted the pronouncement on January 1, 2009, and there was no material impact on the Group's consolidated financial position or results of operations upon the adoption of this pronouncement.

CHINA DIGITAL TV HOLDING CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(In U.S. dollars in thousands, except share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(aa)	Recently issued accounting pronouncements - continued

In January 2010, the FASB reached a consensus on ASU 2010-06, Fair Value Measurements and Disclosures (ASC 820) - Improving Disclosures about Fair Value Measurements.  This pronouncement would amend the disclosure requirements related to recurring and nonrecurring fair value measurements.  The pronouncement requires new disclosures on the transfers of assets and liabilities between Level 1 (quoted prices in active market for identical assets or liabilities) and Level 2 (significant other observable inputs) of the fair value measurement hierarchy, including the reasons and the timing of the transfers.  Additionally, the pronouncement requires a roll forward of activities on purchases, sales, issuances, and settlements of the assets and liabilities measured using significant unobservable inputs (Level 3 fair value measurements).  The pronouncement is effective for interim and annual reporting periods beginning after December 15, 2009, except for the disclosure about purchases, sales, issuances, and settlements in the roll forward activities for Level 3 fair value measurements, which is effective for fiscal years beginning after December 15, 2010, and for interim periods within those fiscal years.  The Group is in the process of assessing the potential impact of the adoption of the pronouncement may have on its consolidated financial position or results of operations.

3.	SEGMENT INFORMATION AND REVENUE ANALYSIS

The Group's chief operating decision maker is the Chief Executive Officer, who reviews consolidated results of operations prepared in accordance with U.S. GAAP when making decisions about allocating resources and assessing performance of the Group; hence, the Group has only one operating segment.

The Group operates in the PRC and all of the Group's long-lived assets are located in the PRC.

CHINA DIGITAL TV HOLDING CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(In U.S. dollars in thousands, except share data)

3.	SEGMENT INFORMATION AND REVENUE ANALYSIS - continued

The gross revenues consist of the following products and services:

	For the years ended December 31,
	2007	2008	2009
Products:
Smart cards	$49,651	$64,216	$49,005
Set-top box and others	90	196	141
Subtotal	49,741	64,412	49,146

Services:
Head-end system integration	3,258	3,461	3,265
System development	271	573	462
Licensing income	1,984	1,610	1,147
Royalty income	498	641	688
Other services	-	-	356
Subtotal	6,011	6,285	5,918
Total	$55,752	$70,697	$55,064

There were VAT refunds of $5,030, $6,513, and $4,076 included in revenues for the years ended December 31, 2007, 2008 and 2009, respectively.

4.	ACQUISITION

In May 2008, the Group and a third party entered into an agreement to set up Dongguan SuperTV in the PRC to provide value-added services to TV viewers in China.  The Group and the third party each contributed $719 cash, representing 50% of the equity interest in Dongguan SuperTV.  The Group is entitled to 70% of shareholders' voting rights and controls three out of five seats in the board of directors of Dongguan Super TV.  According to the articles of association of Dongguan Super TV, significant decisions in the ordinary course of business are subject to two-thirds of shareholders' approval or simple majority of directors' approval.  Therefore, the Group has control over Dongguan Super TV and accounts for it as a consolidated subsidiary.  Pursuant to the agreement, the Group has an option to purchase an additional 10% equity interest in Dongguan Super TV from the individual shareholder if certain conditions are met.  The consideration for the additional 10% equity interest consists of four installments.  In September 2008, the Group exercised the option and paid the first installment of $146 in October 2008.  The remaining three installments are contingent on certain percentage of the net profit of Dongguan Super TV in the three succeeding years. In 2009, Dongguan SuperTV was loss making, and thus the Company is under no obligation to pay additional consideration in 2009.

In July 2009, the Group entered into an agreement with Guangdong Jiacai to sell 20% equity interest in Dongguan Super TV for a total consideration of $293.  After this transaction, the equity interest of Dongguan Super TV held by the Group was reduced to 40% and the Group no longer has the controlling financial interest in Dongguan Super TV. See Note 12(c) for a more detailed description of this transaction.

CHINA DIGITAL TV HOLDING CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(In U.S. dollars in thousands, except share data)

5.	RESTRICTED CASH

Restricted cash represents bank deposits pledged as security for issuing letters of credit to overseas suppliers and bank deposits pledged as security for issuing letters of guarantee to customers for performance security.  The use of cash in such an account is normally restricted for more than three months.

6.	NOTES RECEIVABLE

As of December 31, 2008 and 2009, the balances of notes receivable are $1,649 and $2,836, respectively, representing bank acceptance drafts that are non-interest bearing and due within six months.

7.	ACCOUNTS RECEIVABLE, NET

Accounts receivable, net, consists of the following:

	December 31,
	2008	2009

Billed accounts receivable	$8,401	$7,539
Unbilled accounts receivable	2,459	3,690
	$10,860	$11,229

Revenue recognized in excess of billings is recorded as unbilled receivables. The unbilled amounts become billable according to the contract terms. The Group generally anticipates that substantially all unbilled amounts as of a given balance sheet date would be billed within twelve months of such balance sheet dates.

Movement of allowance for doubtful accounts is as follows:

	Balance at			Balance at
	beginning	Charge to		end of the
	of the year	expenses	Deductions	year

2008	$399	$286	-	$685
2009	$685	$(89)	$(20)	$576

CHINA DIGITAL TV HOLDING CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(In U.S. dollars in thousands, except share data)

8.	INVENTORIES

Inventories consist of the following:

	December 31,
	2008	2009

Raw materials	$3,030	$3,718
Finished goods	984	966
	$4,014	$4,684

9.	PREPAID EXPENSES AND OTHER CURRENT ASSETS

Prepaid expenses and other current assets consist of the following:

	December 31,
	2008	2009

Interest receivables	$1,915	$2,650
Deposits	680	733
Prepayments to suppliers	333	394
VAT refund receivables	844	340
Receivable from Guangdong Jiacai	-	293
Prepaid expenses	202	140
	$3,974	$4,550

10.	PROPERTY AND EQUIPMENT, NET

Property and equipment, net, consist of the following:

	December 31,
	2008	2009

Computers and other electronic equipment	$2,945	$3,429
Furniture and fixtures	132	168
Leasehold improvements	440	925
Motor vehicles	542	785
	4,059	5,307
Less: accumulated depreciation and amortization	(2,179)	(2,999)
	$1,880	$2,308

For the years ended December 31, 2007, 2008 and 2009, depreciation expense was $384, $761 and $1,041 respectively.

CHINA DIGITAL TV HOLDING CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(In U.S. dollars in thousands, except share data)

11.	INTANGIBLE ASSETS, NET

Intangible assets, net, consist of the following:

	December 31,
	2008	2009

Core technology	$384	$384
Complete technology	62	62
Contract backlogs	284	284
Customer relationship	1,004	1004
Digital watermarking technology	889	889
Image tracing technology	410	139
	3,033	2,762
Less: accumulated amortization	(1,304)	(1,954)
foreign exchange difference	125	129
	$1,854	$937

Digital watermarking technology and image tracing technology were recorded as a result of the acquisition of intellectual rights from N-T Information Engineering (see Note1).The purchase price of these two technologies was allocated based on the relative fair value of each technology, which was estimated by management using method of discounted cash flow.

Image tracing technology is primarily used for remote control of personal computers, set-top boxes and televisions as well as gaming consoles. In 2009, the market for those products did not develop as expected. As a result, image tracing technology, with a carrying amount of $297, was written down to its fair value of $26, resulting in an impairment charge of $271. The impairment charge was recorded under the caption of research and development expense in the consolidated statements of operations of 2009.

Information regarding intangible asset measured at fair value on nonrecurring basis is listed as below:

Fair value
measurement using
	Carrying	Significant
	amount ended	unobservable inputs
	December 31, 2009	(Level 3)	Total loss incurred
Intangible assets
- Image tracing technology	$297	$26	$271

The Group measured the fair value for image tracing technology using discounted cash flow techniques, and the asset was classified as Level 3 asset because the Group used unobservable inputs to value it, reflecting the Group's assessment of the assumptions markets participants would use in valuing the asset.

The Group recorded amortization expense of $542, $493 and $650 for the years ended December 31, 2007, 2008 and 2009, respectively.  Estimated amortization expenses of the existing intangible assets for the next five years are $268, $242, $242, $180 and $5, respectively.

CHINA DIGITAL TV HOLDING CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(In U.S. dollars in thousands, except share data)

12.	EQUITY METHOD INVESTMENTS

Equity method investments consist of the following:

		December 31,
	Notes	2008	2009
Nanjing Qingda Yongxin Culture
Media Co., Ltd. ("Qingda Yongxin")	(a)	$107	$83
Foshan Nanhai Guokai Digital TV
Technology Co., Ltd. ("Nanhai Guokai")	(b)	330	337
Dongguan Super TV	(c)	-	585
		$437	$1,005

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

The Group has accounted for this long-term investment under the equity method of accounting because the Group does not control the investee but has the ability to exercise significant influence over operating and financial policies of the investee.  The Group controls three out of five seats in the board of directors of Nanhai Guokai.  The remaining two seats are controlled by the noncontrolling shareholder.  According to the article of association of Nanhai Guokai, two-thirds of directors' approval is required for the appointment and dismissal of the general manager and vice general manager.  Therefore the noncontrolling shareholder has substantive rights to participate in significant operating decisions in Nanhai Guokai.  Accordingly, the Group accounts for its investment in Nanhai Guokai using the equity method of accounting pursuant to EITF 96-16.

CHINA DIGITAL TV HOLDING CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(In U.S. dollars in thousands, except share data)

12.	EQUITY METHOD INVESTMENTS - continued

(c)
In May 2008, the Group and a third party entered into an agreement to set up Dongguan Super TV in PRC to provide value-added services to TV viewers in China.  The Group and the third party each contributed $719 cash, representing 50% of equity interest in Dongguan Super TV. In September 2008, the Group exercised its option to obtain additional 10% equity interest in Dongguan Super TV.

In July, 2009, the Group entered into an agreement with Guangdong Jiacai, a non-related third party, to sell 20% equity interest in Dongguan Super TV at a total consideration of $293. Gains of $13 and $26, which were generated by the disposal of 20% equity interest in Dongguan Super TV and the remeasurement of 40% remaining investment in the former subsidiary to its fair value, respectively, were recorded as a component of net income from equity method investments in the consolidated statements of operations in 2009. In determining fair value of the retained investment in Dongguan Super TV, the Group used market approach with reference to quoted price for similar assets (level 2).

After this transaction, the equity interest of Dongguan Super TV held by the Group reduced to 40%. The Group no longer controls Dongguan Super TV but has the ability to exercise significant influence over operating and financial policies through the remaining 40% equity interest. As a result, the Group uses equity method to account for this long-term investment.

After the deconsolidation, Dongguan Super TV became a related party of the Group.

The combined financial information for the equity method investments as of and for the years ended December 31, 2008 and 2009 is as follows

	December 31,
	2008	2009

Total current assets	$914	$2,558
Total assets	934	2,714
Total current liabilities	12	220
Total liabilities	12	436
Total net revenue	420	99
Loss from operations	$(12)	$(52)

CHINA DIGITAL TV HOLDING CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(In U.S. dollars in thousands, except share data)

13.	HELD-TO-MATURITY INVESTMENTS

Corporate bonds and government bonds purchased in 2009 are classified as held-to-maturity investments as management of the Group has the positive intent and ability to hold the securities to maturity, and are reported at amortized cost. Held-to-maturity investments are classified as short-term investments or long-term investments on the consolidated balance sheets based on their remaining contractual maturity periods.

The following table provides additional information of the Group's held-to-maturity investments:

	December 31, 2009
		Unrealized
	Carrying amount	holding gains	Fair value

Within 1 year
Corporate bonds	$14,614	$252	$14,866
The PRC government bonds	23,071	-	23,071
After 1 year through 5 years
Corporate bond	1,190	13	1,203
Total	$38,875	$265	$39,140

The fair value of corporate bonds was measured by the quoted prices in active markets, and the fair value of the PRC government bonds was determined by using discounted cash flow method. The PRC government bonds are generally deemed risk free because they pose neither uncertainty in timing nor risk of default to the holder. Therefore, the coupon rate is taken as the risk free interest rate.

14.	ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities consist of the following:

	December 31,
	2008	2009

Accrued payroll and bonus	$1,380	$1,600
Other taxes payable	2,474	1,029
Other accrued expenses	1,834	1,896
Social insurance withholding	246	301
Accrued warranty	71	113
Amount due to employees for stock option exercise proceeds	1,883	401
	$7,888	$5,340

CHINA DIGITAL TV HOLDING CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(In U.S. dollars in thousands, except share data)

14.	ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES - continued

Movement of warranty accrual is as follows:

	Balance at			Balance at
	beginning	Charge to		end of the
	of the year	expenses	Deductions	year

2008	$32	$56	$(17)	$71
2009	$71	$45	$(3)	$113

15.	DEFERRED REVENUE

Deferred revenue consists of the following:

	December 31,
	2008	2009

Current:
Advance from customers	$2,430	$2,529
Incentive offered to customers	287	17
Deferred revenue for SI service contracts with
remaining PCS period within one year	987	907
	$3,704	$3,453
Non-current:
Deferred revenue for SI service contracts
with remaining PCS period greater than one year	957	760
Total	$4,661	$4,213

Incentive offered to customers represents the incentive provided to customer when cumulative purchase volume from the same customer reached a certain level as of December 31, 2008 and 2009.  See Note 2(o) for a more detailed description and related accounting treatment for deferred revenue.

CHINA DIGITAL TV HOLDING CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(In U.S. dollars in thousands, except share data)

16.	INCOME TAXES

CDTV Holdings and CDTV BVI are tax-exempted companies incorporated in the Cayman Islands and the British Virgin Islands, respectively.

Golden Benefit and CSM Holdings are subject to Hong Kong Profits Tax on its activities conducted in Hong Kong.  No provision for Hong Kong Profits tax has been made in the consolidated financial statements as they both have no assessable profits from 2007 to 2009.

Super TV, N-S Digital TV, N-S Media Investment, and Guangdong SuperTV were registered in the PRC and are subject to PRC Enterprise Income Tax ("EIT") on the taxable income in accordance with the relevant PRC income tax laws.

Both Super TV and N-S Digital TV were qualified as New and High-Tech Enterprise" ("NHTE") under the Enterprise Income Tax Law effective from January 1, 2008 (the "2008 EIT law") and therefore both of them were qualified for a preferential tax rate of 15%.  In addition, since these two entities are both located in a high tech zone in Beijing, they were entitled to a three year exemption from EIT from 2004 to 2006 and a 50% further deduction of 15% tax rate from 2007 to 2009.

N-S Media Investment and Guangdong Super TV were subject to the statutory tax rate of 25% in 2008 and 2009.

Deferred income taxes result principally from differences in the recognition of certain assets and liabilities for tax and financial reporting purposes and the tax effect of tax loss carry forwards.

Income tax expenses/(benefits) are as follows:

	For the years ended December 31,
	2007	2008	2009

Income tax expenses/(benefits)
Current	$2,554	$3,271	$1,661
Deferred	(212)	(36)	(400)
Total	$2,342	$3,235	$1,261

CHINA DIGITAL TV HOLDING CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(In U.S. dollars in thousands, except share data)

16.	INCOME TAXES - continued

The principal components of the deferred income tax assets (liabilities) are as follows:

	December 31,
	2008	2009

Current
Write-down of inventory value	$23	$59
Deferred revenue-current	116	277
Deferred cost-current	(23)	(44)
Accrued bonus	85	248
Valuation allowance	-	(24)
Current deferred tax assets	201	516
Non-current
Property and equipment	77	76
Deferred revenue-non-current	123	97
Intangible assets	(63)	(1)
Intangible assets impairment	-	41
Deferred cost-non-current	(51)	(43)
Tax loss carry-forward deferred tax assets	711	956
Valuation allowance	(711)	(956)
Non current deferred tax assets	$86	$170

N-S Media Investment was loss making in both 2008 and 2009.  As of December 31, 2009, deferred tax asset recognized for tax loss carried forwards of this entity amounted $956.  The tax loss carried forwards will begin to expire in 2013.

The Group determines whether or not a valuation allowance is required at the level of each taxable entity.  A valuation allowance of $980 has been established as of December 31, 2009, in respect of certain deferred tax assets as it is considered more likely than not that the relevant deferred tax assets will not be realized in the foreseeable future.

CHINA DIGITAL TV HOLDING CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(In U.S. dollars in thousands, except share data)

16.	INCOME TAXES - continued

Reconciliation between the provision for income taxes computed by applying the PRC EIT rates of 33% in 2007, 25% in 2008 and 2009 to income before income taxes and the actual provision of income taxes is as follows:

	For the years ended December 31,
	2007	2008	2009

Net income before provision for income taxes	$36,164	$46,287	$26,532
PRC statutory tax rate	33%	25%	25%
Income tax at statutory tax rate	11,934	11,572	6,633
Expenses not deductible for tax purposes:
Salaries and employees' benefits	439	-	-
Other expenses not deductable	189	197	147
Effect of income tax exemptions	(10,175)	(8,752)	(5,887)
Effect of income tax rate difference in other jurisdictions	(45)	(493)	99
Change in valuation allowance	-	711	269
Income tax expenses/(benefits)	$2,342	$3,235	$1,261

If N-S Digital TV and Super TV were not in a tax holiday period for the years ended December 31, 2007, 2008 and 2009, earnings per share amounts would be as follows:

	For the years ended December 31,
	2007	2008	2009

Increase in income tax expense	$10,175	$8,752	$5,887
Net income per share
- basic ordinary shares	0.52	0.60	0.34
Net income per share
- basic preferred shares	0.46	-	-
Net income per share-diluted	$0.48	$0.57	$0.33

Uncertainties exist with respect to how the current income tax law in the PRC applies to the Group's overall operations, and more specifically, with regard to tax residency status. The 2008 EIT Law includes a provision specifying that legal entities organized outside the PRC will be considered residents for Chinese income tax purposes if the place of effective management or control is within the PRC. The implementation rules to the New EIT Law provide that non-resident legal entities will be considered PRC residents if substantial and overall management and control over the manufacturing and business operations, personnel, accounting, properties, etc, occurs within the PRC. Despite the present uncertainties resulting from the limited PRC tax guidance on the issue, the Group does not believe that the legal entities organized outside the PRC should be treated as residents for 2008 EIT law purposes. If the PRC tax authorities subsequently determine that the Company and its subsidiaries registered outside the PRC should be deemed resident enterprises, the Company and its subsidiaries registered outside the PRC will be subject to the PRC income tax at a rate of 25%.

CHINA DIGITAL TV HOLDING CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(In U.S. dollars in thousands, except share data)

16.	INCOME TAXES - continued

If the Company were to be non-resident for PRC tax purpose, dividends paid to it from profits earned by the PRC subsidiary after January 1, 2008 would be subject to a withholding tax. In the case of dividends paid by PRC subsidiaries, the withholding tax would be 10% and in the case of a subsidiary 25% or more directly owned by the resident in Hong Kong, the withholding tax would be 5%, but that will be subject to the interpretation of Circular No. 601 issued by the State Administration of Taxation, under which the Company's Hong Kong subsidiary might not be considered to be the beneficial owner of any such dividends and in that case the withholding tax rate would be 10%.

Under the applicable accounting principles, a deferred tax liability should be recorded for taxable temporary differences attributable to the excess of financial reporting over tax basis, including those differences attributable to an investment in a subsidiary.  However, recognition is not required in situations where the tax law provides means by which reported amount of that investment in subsidiary can be recovered tax-free and the enterprise expects that it will ultimately use that means.

Aggregate undistributed earnings of the Company's subsidiaries located in the PRC in year 2008 and 2009 that are taxable upon distribution to the Company of approximately $63,530 at December 31, 2009 are considered to be indefinitely reinvested, and accordingly, no deferred tax liability has been made for the Chinese dividend withholding taxes that would be payable upon the distribution of those amounts to the Company as of December 31, 2009. In an announcement formally made on February 22, 2008, the PRC authorities clarified that the distributions made out of undistributed earnings that arose prior to January 1, 2008 would not give rise to withholding tax.

CHINA DIGITAL TV HOLDING CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(In U.S. dollars in thousands, except share data)

17.	NET INCOME PER SHARE

	For the years ended December 31,
	2007	2008	2009
Net income per share-basic:
Net income	$33,816	$43,062	$25,304
Undistributed income	$33,816	$43,062	$25,304
Shares (denominator):
Weighted average ordinary shares outstanding	39,170,004	57,138,985	57,728,009
Weighted average preferred shares
outstanding on an as-if-converted basis	7,389,394	-	-
	46,559,398	57,138,985	57,728,009
Allocation of undistributed income (numerator):
To ordinary shares	$28,907	$43,062	$25,304
To preferred shares	4,909	-	-
	33,816	43,062	25,304
Undistributed income per share to ordinary shares	0.74	0.75	0.44
Undistributed income per share to preferred shares	0.66	-	-
Net income per share-basic ordinary shares	0.74	0.75	0.44
Net income per share-basic participating
preferred shares	$0.66	$-	$-
Net income per ordinary share-diluted:
Income to ordinary shares (numerator):
Undistributed income (loss) allocated to ordinary shares	33,816	43,062	25,304
Distributed and undistributed
income allocated to ordinary shares	28,907	43,062	25,304
Undistributed income allocated to preferred shares	4,909	-	-
Less undistributed income reallocated to preferred shares
taking into account the dilutive effect to ordinary shares	(4,554)	-	-
	$29,262	$43,062	$25,304
Shares (denominator):
Weighted average ordinary shares outstanding	39,170,004	57,138,985	57,728,009
Plus incremental weighted average ordinary
shares from assumed exercise of stock
options using the treasury stock method	3,603,586	2,919,739	863,063
Weighted average ordinary shares outstanding used in
computing diluted net income per ordinary share	42,773,590	60,058,724	58,591,072
Net income per ordinary share-diluted	$0.68	$0.72	$0.43

CHINA DIGITAL TV HOLDING CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(In U.S. dollars in thousands, except share data)

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

On September 13, 2007, the directors of CDTV Holding approved the 2008 Stock Incentive Plan, pursuant to which the Group may grant options to purchase up 1,200,000 ordinary shares to its employees and other eligible people.  Scheme V and Scheme VI were granted on October 5, 2008 and June 1, 2009, respectively under the 2008 Stock Incentive Plan.

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
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
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
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
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

Scheme VI

Grant date: June 1, 2009
Exercise price per share: $9.09
Expiration date: June 1, 2019
Number of options granted: 357,548

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
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
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
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
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

Management used the Black-Scholes option pricing model to estimate the fair value of the options on their respective grant date with the following assumptions:

	Scheme I/Options			Options granted
	granted to Tech			to independent
	Power Enterprise	Scheme II	Scheme III	an director	Scheme IV	Scheme V	Scheme VI

Expected price volatility range	56.3%-58.1%	50.5%-50.6%	49.8%-52.4%	45.4%-48.1%	56.20%	56.20%	51.50%
Risk-free interest rate range	4.17%-4.36%	5.77%-5.81%	5.77%-5.83%	4.99%-5.03%	2.92%	2.92%	3.28%
Expected life range	5.25-6.33	5.50-6.26	5.28-6.54	5.19-5.94	6.25	6.25	6.25
Expected dividends	-	1.00%	1.00%	-	-	-	2.50%
Fair value of ordinary share at grant date	$0.27	$3.56	$3.56	$9.15	$7.66	$7.66	$9.09

The fair value of the option at the grant date was $0.11, $2.38, $1.67, $6.48, $7.22, $4.24 and $3.83 for each option for Scheme I, Scheme II, and Scheme III option plans, options granted to the independent director, Scheme IV, Scheme V and Scheme VI, respectively.

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

Risk free interest rate was estimated based on the yield to maturity of government bonds with a maturity period close to the expected term of the options.

(3)	Expected term

The Company estimated the expected term as the average between the vesting term of the options and the original contractual term.

(4)	Dividend yield

The dividend yield was estimated by the Company based on its expected dividend policy over the expected term of the options.

CHINA DIGITAL TV HOLDING CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
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

CHINA DIGITAL TV HOLDING CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(In U.S. dollars in thousands, except share data)

18.	SHARE-BASED COMPENSATION - continued

Option exercise - continued

A summary of stock option activity is as follows:

		Weighted average
	Number of options	exercise price

Options outstanding as at December 31, 2007	4,060,903	$1.29
Granted	460,056	7.04
Exercised	(2,220,182)	1.03
Forfeited	(2,915)	4.17
Options outstanding as at December 31, 2008	2,297,862	2.69
Granted	357,548	9.09
Exercised	(835,092)	0.91
Forfeited	(54,000)	5.21
Options outstanding as at December 31, 2009	1,766,318	$4.75
Options exercisable as at December 31, 2009	680,473	$2.67

The following table summarizes information with respect to share options outstanding at December 31, 2009:

				Weighted-average
	Weighted-average	Number	Number	remaining	Intrinsic
	exercise price	outstanding	exercisable	contractual life	value

Scheme I	$0.54	314,852	211,557	5.09 years	$5.55
Scheme II	1.77	353,555	192,039	6.72 years	4.32
Scheme III	4.17	262,107	162,039	6.93 years	1.92
Options granted to an independent director	4.17	40,000	34,444	7.37 years	1.92
Scheme IV	0.54	53,280	12,507	8.76 years	5.55
Scheme V	7.89	384,976	67,887	8.76 years	-
Scheme VI	$9.09	357,548	-	9.42 years	$-
		1,766,318	680,473

The weighted-average grant-date fair value of options granted during the years 2007, 2008 and 2009 was $6.48, $4.59 and $3.83, respectively.

The aggregate intrinsic value of options outstanding, vested and exercisable as of December 31, 2009 was $4,150, $3,365 and $2,450, respectively. The total intrinsic value of options exercised during the years ended December 31, 2007, 2008 and 2009, was nil, $16,324 and $4,334, respectively.

CHINA DIGITAL TV HOLDING CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(In U.S. dollars in thousands, except share data)

18.	SHARE-BASED COMPENSATION - continued

Option exercise - continued

A summary of unvested stock option activity as of December 31, 2009, and changes during the year ended December 31, 2009 are presented below:

		Weighted average
Unvested Stock Option	Number of Shares	Grant-date Fair Value

Unvested at January 1, 2009	1,019,733	$3.09
Granted	357,548	3.83
Vested	(473,336)	2.46
Forfeited	(54,000)	2.85
Unvested at December 31, 2009	849,945	$3.76

The Group recorded the share-based compensation expense of $1,261, $1,044 and $1,662 for the years ended December 31, 2007, 2008 and 2009, respectively.

As of December 31, 2009, total unrecognized compensation expense related to the unvested share options was $1,656, which is expected to be recognized over a weighted-average period of 1.78 years according to the graded vesting schedule. The total fair value of shares vested during the year ended December 31, 2007, 2008 and 2009, was $1,464, $663 and $1,168.

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

Full time employees of the Group in the PRC participate in a government-mandated multiemployer defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees.  PRC labor regulations require the Group to accrue for these benefits based on certain percentages of the employees' salaries.  The total contribution for such employee benefits was $784, $1,522 and $2,147 for the years ended December 31, 2007, 2008 and 2009, respectively.

CHINA DIGITAL TV HOLDING CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(In U.S. dollars in thousands, except share data)

21.	COMMITMENT

The Group has operating lease agreements principally for its office spaces in the PRC.  These leases expire through 2011 and are renewable upon negotiation.  Rental expense under operating leases for the years ended December 31, 2007 and 2008 and 2009 was $535, $914, and $1,301, respectively.

Future minimum lease payments under non-cancelable operating lease agreements are as follows:

2010	$1,276
2011	225
2012	-
$1,501

22.	RELATED PARTY BALANCES AND TRANSACTIONS

a.
The Group granted 143,474 Type I options under Scheme I of Share Incentive Plans to Tech Power Enterprises, an affiliated company of SAIF, and accordingly the Group incurred $41, $9 and nil of share-based compensation expense in 2007, 2008 and 2009, respectively.

b.	Pursuant to an agreement entered into in March 2007, N-T Information Engineering granted the Group a non-exclusive license to use certain trademarks free of charge.

c.	In August 2008, the Group entered into agreement with N-T Information Engineering to acquire two intangible assets, digital watermarking and image tracing technologies with a cost of $1,299.

d.	In December 2008, the Group acquired for free the licensed graphic logo from N-T Information Engineering.

23.	CASH DISTRIBUTION TO SHAREHOLERS

In December 2008, the Group decided to pay $1.00 per ordinary share to shareholders of record as of the close of business on January 8, 2009.  As of the record date, the number of ordinary shares outstanding was 57,296,413, among which 86,865 shares were issued between January 1, 2009 and the record date. By the end of February 2009, an aggregate amount of $57,296 was fully paid to shareholders.

CHINA DIGITAL TV HOLDING CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(In U.S. dollars in thousands, except share data)

24.	STATUTORY RESERVES

As stipulated by the relevant law and regulations in the PRC, the Company's subsidiary, VIE and VIE's subsidiaries in the PRC are required to maintain non-distributable statutory reserve.  Appropriations to the statutory reserve are required to be made at 10% of profit after taxes as reported in these entities' statutory financial statements prepared under PRC GAAP.  Once appropriated, these amounts are not available for future distribution to owners or shareholders.  Once the statutory reserve is accumulated to 50% of these entities' registered capital, these entities can choose not to provide further statutory reserves.  The statutory reserve may be applied against prior year losses, if any, and may be used for general business expansion and production and an increase in registered capital of these entities.  Amounts contributed to the statutory reserve were $3,335, $4,496 and $2,507 for 2007, 2008 and 2009, respectively.

25.	Adoption of SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements – an amendment of ARB No. 51”

Effective January 1, 2009, the Group adopted SFAS 160 “Noncontrolling Interests in Consolidated Financial Statements — an amendment of ARB No. 51” (“SFAS 160”), now codified in ASC 810, Consolidation. SFAS 160 amends ARB 51 to establish accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. It clarifies that a noncontrolling interest in a subsidiary is an ownership interest in the consolidated entity and should be reported as equity on the financial statements. SFAS 160 requires consolidated net income to be reported at amounts that include the amounts attributable to both the parent and the noncontrolling interest. Furthermore, disclosure of the amounts of consolidated net income attributable to the parent and to the noncontrolling interest is required on the face of the financial statements.

The adoption of SFAS 160 requires retrospective application of the presentation and disclosure requirements of the standard to all periods presented. Consequently, the Group is now adjusting its previously issued financial statements for the two years ended December 31, 2008 for the adoption of SFAS 160. The following adjustments have been made:

(a) the noncontrolling interest (previously described as minority interest) has now been included as a component of total equity whereas previously it was shown outside of equity,

(b) the net income or loss attributable to the noncontrolling interest is now shown as an allocation of net income for the year rather than being deducted in arriving at net income, and

(c) consolidated comprehensive income or loss now includes the comprehensive income or loss attributable to the noncontrolling interest.

26.	SUBSEQUENT EVENT

On January 4, 2010, the Group entered into a share purchase agreement with OpenV China Holdings Company ("OpenV"), and several other parties for a strategic investment in OpenV. According to the share purchase agreement and related transaction arrangements, the Group acquired 12.81% (subject to adjustment based on OpenV's performance) equity interest in Open V for a consideration of $5,000 and obtained a warrant to purchase ordinary shares of OpenV, up to $4,500. As part of this transaction, the Group also agreed to purchase certain additional ordinary shares of OpenV for a consideration of $2,500, and extend to OpenV a $2,500 interest- free convertible loan, subject to certain conditions.

On February 26, 2010, the Group entered into an agreement with Beijing Shi Xun Hu Lian Technology Co., Ltd., a related party of the Group, to acquire its 90% equity interest in Guangdong Digital Media Technology Research & Development Institute Co., Ltd. ("Guangdong R&D") for a cash consideration of $396. On the same day, the Group entered into an agreement with the holder of the remaining 10% equity interest in Guangdong R&D, an independent third party of the Group, for a cash consideration of $44. Guangdong R&D is a local based company primarily engaged in research and development of digital TV-related media platform. The purpose of the acquisition is to promote the TV digitalization in Guang Dong Province. These transactions were closed on February 28, 2010 and Guangdong R&D became a wholly owned subsidiary of the Group after March 2010.

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

4.6*	Trademark Licensing Agreement entered into in March 2007 between Beijing Novel-Tongfang Information Engineering Co., Ltd. and Beijing Novel-Tongfang Digital TV Technology Co., Ltd.

4.7*	Equipment Leasing Agreement, dated June 7, 2004, between Beijing Novel-Tongfang Digital TV Technology Co., Ltd. and Beijing Super TV Co., Ltd.

4.8*	Technical Support and Related Service Agreement, dated June 7, 2004, between Beijing Novel-Tongfang Digital TV Technology Co., Ltd. and Beijing Super TV Co., Ltd.

4.9*	Technology License Agreement, dated June 7, 2004, between Beijing Novel-Tongfang Digital TV Technology Co., Ltd. and Beijing Super TV Co., Ltd.

4.10*	Technology Development Agreement, dated June 7, 2004, between Beijing Novel-Tongfang Digital TV Technology Co., Ltd. and Beijing Super TV Co., Ltd.

4.11*	Products and Software Purchase Agreement, dated June 7, 2004, between Beijing Novel-Tongfang Digital TV Technology Co., Ltd. and Beijing Super TV Co., Ltd.

Number	Description of Exhibit

4.12+	Letter of Consent, dated April 30, 2009, issued by Beijing Super TV Co., Ltd. to Beijing Novel-Super Digital TV Technology Co., Ltd.

4.13+	Equity Transfer Agreement, dated June 20, 2008 between Ms. Wei Gao and Mr. Junming Wu for Beijing Novel-Super Digital TV Technology Co., Ltd.

4.14+	Equity Transfer Agreement, dated November 24, 2008, between Novel-Tongfang Information Engineering Co., Ltd. and Mr. Shizhou Shen for Beijing Novel-Super Digital TV Technology Co., Ltd.

4.15+	Equity Transfer Agreement, dated November 24, 2008, between Novel-Tongfang Information Engineering Co., Ltd. and Mr. Lei Zhang for Beijing Novel-Super Digital TV Technology Co., Ltd.

4.16
Equity Transfer Option Agreement, dated June 7, 2004, among Beijing Super TV Co., Ltd., Novel-Tongfang Information Engineering Co., Ltd. and Ms. Li Yang*; the Supplemental Agreement thereto, dated September 1, 2005, among Beijing Super TV Co., Ltd., Novel-Tongfang Information Engineering Co., Ltd., Ms. Li Yang and Beijing Novel-Tongfang Digital TV Technology Co., Ltd. *; the No. 2 Supplemental Agreement thereto, dated August 18, 2007, among Beijing Super TV Co., Ltd., Novel-Tongfang Information Engineering Co., Ltd., Ms. Li Yang, Beijing Novel-Tongfang Digital TV Technology Co., Ltd. and Ms. Wei Gao*; the No. 3 Supplemental Agreement thereto, dated June 20, 2008, among Beijing Super TV Co., Ltd., Beijing Novel-Super Digital TV Technology Co., Ltd., Novel-Tongfang Information Engineering Co., Ltd., Ms. Wei Gao and Mr. Junming Wu; and the No. 4 Supplemental Agreement thereto, dated November 24, 2008, among Beijing Super TV Co., Ltd., Beijing Novel-Super Digital TV Technology Co., Ltd., Novel-Tongfang Information Engineering Co., Ltd., Mr. Junming Wu, Mr. Lei Zhang and Mr. Shizhou Shen+.

4.17*	Share Pledge Agreement, dated September 1, 2005, between Novel-Tongfang Information Engineering Co., Ltd. and Beijing Super TV Co., Ltd.

4.18+	Termination Agreement of Share Pledge, dated November 24, 2008, between Beijing Super TV Co., Ltd. and Novel-Tongfang Information Engineering Co., Ltd.

4.19+
Share Pledge Agreement, dated September 1, 2005, between Ms. Li Yang and Beijing Super TV Co., Ltd.*; the Supplemental Agreement thereto, dated August 18, 2007, among Ms. Li Yang, Beijing Super TV Co., Ltd. and Ms. Wei Gao*; and the No. 2 Supplemental Agreement thereto, dated June 20, 2008, among Beijing Super TV Co., Ltd., Ms. Wei Gao and Mr. Junming Wu.

4.20+	Share Pledge Agreement, dated November 24, 2008, between Mr. Shizhou Shen and Beijing Super TV Co., Ltd.

4.21+	Share Pledge Agreement, dated November 24, 2008, between Mr. Lei Zhang and Beijing Super TV Co., Ltd.

Number	Description of Exhibit

4.22+
Business Operating Agreement, dated September 1, 2005, among Beijing Super TV Co., Ltd., Novel-Tongfang Information Engineering Co., Ltd., Ms. Li Yang and Beijing Novel-Tongfang Digital TV Technology Co., Ltd. *; the Supplemental Agreement thereto, dated August 18, 2007, among Beijing Super TV Co., Ltd., Novel-Tongfang Information Engineering Co., Ltd., Ms. Li Yang, Beijing Novel-Tongfang Digital TV Technology Co., Ltd. and Ms. Wei Gao*; the No. 2 Supplemental Agreement thereto, dated June 20, 2008, among Beijing Super TV Co., Ltd., Beijing Novel-Super Digital TV Technology Co., Ltd., Novel-Tongfang Information Engineering Co., Ltd., Ms. Wei Gao and Mr. Junming Wu; and the No. 3 Supplemental Agreement thereto, dated November 24, 2008, among Beijing Super TV Co., Ltd., Beijing Novel-Super Digital TV Technology Co., Ltd., Novel-Tongfang Information Engineering Co., Ltd., Mr. Junming Wu, Mr. Lei Zhang and Mr. Shizhou Shen.

4.23*	Power of Attorney, dated September 1, 2005, of Novel-Tongfang Information Engineering Co., Ltd.

4.24*	Power of Attorney, dated August 18, 2007, of Ms. Wei Gao.

4.25+	Power of Attorney, dated June 20, 2008, of Mr. Junming Wu.

4.26+	Power of Attorney, dated November 24, 2008, of Mr. Shizhou Shen.

4.27+	Power of Attorney, dated November 24, 2008, of Mr. Lei Zhang.

4.28*	Entrusted Loan Agreement, dated August 23, 2004, among Beijing Super TV Co., Ltd., Beijing Novel-Tongfang Digital TV Technology Co., Ltd. and Bank of Beijing, Shangdi Branch.

4.29*	Entrusted Loan Agreement, dated July 13, 2004, among Beijing Super TV Co., Ltd., Novel-Tongfang Information Engineering Co., Ltd. and Bank of Beijing, Shangdi Branch.

4.30*	Entrusted Loan Agreement, dated August 25, 2005, among Beijing Super TV Co., Ltd., Novel-Tongfang Information Engineering Co., Ltd. and Bank of Beijing, Shangdi Branch.

4.31*
Loan Agreement, dated April 4, 2007, between Beijing Super TV Co., Ltd. and Novel-Tongfang Information Engineering Co., Ltd. and the related Entrusted Loan Agreement, dated April 12, 2007, among Beijing Super TV Co., Ltd., Novel-Tongfang Information Engineering Co., Ltd. and Bank of Beijing, Shangdi Branch.

4.32+	Loan Agreement, dated November 24, 2008, between Mr. Shizhou Shen and Beijing Super TV Co., Ltd.

4.33+	Loan Agreement, dated November 24, 2008, between Mr. Lei Zhang and Beijing Super TV Co., Ltd.

4.34*	Service Agreement, dated April 2, 2007, between Novel-Tongfang Information Engineering Co., Ltd. and Beijing Novel-Tongfang Digital TV Technology Co., Ltd.

4.35*	Interest Payment Agreement, dated November 30, 2006, between Beijing Novel-Tongfang Digital TV Technology Co., Ltd. and Beijing Super TV Co., Ltd.

4.36*	Form of Property Lease Agreement.

4.37*	Fixed Assets Transfer Agreement, dated March 28, 2007, between Beijing Novel-Tongfang Digital TV Technology Co., Ltd. and Beijing Super TV Co., Ltd.

Number	Description of Exhibit

4.38*	Form of Employment Agreement and related Form of Agreement on Confidentiality and Intellectual Property.

4.39*	Form of Non-Disclosure, Non-Competition, Commitment and Proprietary Information Agreement.

4.40*	Form of Indemnification Agreement for Directors.

4.41*	Amended and Restated 2005 Stock Incentive Plan of China Digital TV Holding Co., Ltd. and form of share option agreement.

4.42††*	Cooperation Agreement, dated January 5, 2007, between Beijing Novel-Tongfang Digital TV Technology Co., Ltd. and Jiangsu Qingda Science and Technology Industries Co., Ltd.

4.43*	Cooperation Agreement, dated July 18, 2007, between Beijing Novel-Tongfang Digital TV Technology Co., Ltd. and China Electronics Smart Card Co., Ltd.

4.44*	2008 Stock Incentive Plan of China Digital TV Holding Co., Ltd.

4.45#	Agreement for Equity Transfer of Beijing Novel-Super Digital TV Technology Co., Ltd., dated December 2007, between China Digital TV Technology Co., Ltd. and Golden Benefit Technology Co., Ltd.

4.46+	Intellectual Property Transfer Agreement, dated August 13, 2008, between Novel-Tongfang Information Engineering Co., Ltd. and Beijing Super TV Co., Ltd.

4.47+	Equity Transfer Agreement, dated October 5, 2008, between Beijing Super TV Co., Ltd. and Beijing Novel-Super Digital TV Technology Co., Ltd.

4.48+	Framework Agreement for Purchase of Computer Chips, dated December 12, 2008, between Beijing Super TV Co., Ltd. and Beijing Novel-Super Digital TV Technology Co., Ltd.

4.49	Framework Agreement for Sale of Software Products, dated July 14, 2009, between Beijing Super TV Co., Ltd. and Beijing Novel-Super Digital TV Technology Co., Ltd.

4.50	Equity Transfer Agreement, dated February 26, 2010, between Beijing Novel-Super Digital TV Technology Co., Ltd. and Beijing Shi Xun Hu Lian Technology Co., Ltd.

8.1	List of Subsidiaries of China Digital TV Holding Co., Ltd.

11.1*	Code of Business Conduct and Ethics of China Digital TV Holding Co., Ltd.

12.1	CEO Certification pursuant to Rule 13a - 14(a).

12.2	CFO Certification pursuant to Rule 13a - 14(a).

13.1	CEO Certification pursuant to Rule 13a - 14(b).

13.2	CFO Certification pursuant to Rule 13a - 14(b).

23.1	Consent of Deloitte Touche Tohmatsu CPA Ltd.

23.2	Consent of King & Wood, PRC Lawyers.

††	Portions of the agreement have been omitted pursuant to a confidential treatment request and have been filed with the SEC separately with a confidential treatment request.

*	Previously filed as an exhibit to the Registration Statement on Form F-1 (File No. 333-146072) of China Digital TV Holding Co., Ltd. and incorporated herein by reference thereto.

#
Previously filed as an exhibit to the annual report on Form 20-F (File No. 001-33692) of China Digital TV Holding Co., Ltd. filed with the SEC on June 18, 2008 and incorporated herein by reference thereto.

+
Previously filed as an exhibit to the annual report on Form 20-F (File No. 001-33692) of China Digital TV Holding Co., Ltd. filed with the SEC on May 20, 2009 and incorporated herein by reference thereto.