Form 20-F
period 2010-12-31
China Digital TV Holding Co., Ltd.
filed 2011-05-12
CIK 1405503

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2010
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from __________ to __________
OR
☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 Date of event requiring this shell company report __________

Commission file number 001-33692

CHINA DIGITAL TV HOLDING CO., LTD.
(Exact Name of Registrant as Specified in Its Charter)

N/A	Cayman Islands
(Translation of Registrant’s Name Into English)	(Jurisdiction of Incorporation or Organization)

Jingmeng High-Tech Building B, 4th Floor
No. 5 Shangdi East Road
Haidian District, Beijing 100085
People’s Republic of China
(Address of Principal Executive Offices)

Mr. Nan Hao
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

As of December 31, 2010, 58,817,987 ordinary shares, par value US$0.0005 per share, were issued and outstanding.

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
Yes ☐ No ☑

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

Not Applicable.

Item 3. Key Information

A.        Selected Financial Data

Our Selected Consolidated Financial Data

The following selected consolidated financial data should be read in conjunction with “Item 5. Operating and Financial Review and Prospects” and our audited consolidated financial statements and the notes thereto included elsewhere in this annual report on Form 20-F. The selected consolidated statement of operations data for the years ended December 31, 2008, 2009 and 2010, and the selected consolidated balance sheet data as of December 31, 2009 and 2010 set forth below are derived from our audited consolidated financial statements included elsewhere in this annual report. The selected consolidated statement of operations data for the years ended December 31, 2006 and 2007 and the selected historical consolidated balance sheet data as of December 31, 2006, 2007 and 2008 set forth below are derived from our audited consolidated financial statements which are not included in this annual report.

Our audited historical consolidated financial statements have been prepared and presented in accordance with U.S. GAAP.

Our historical results for any prior period do not necessarily indicate our results to be expected for any future period.

	For the years ended December 31,
	2006		2007		2008		2009		2010
	(In thousands of U.S. dollars, except share and per share data)
Consolidated Statements of Operations Data:
Revenues
Products	US$	26,443	US$	49,741	US$	64,412	US$	49,146	US$	82,518
Services		4,182		6,011		6,285		5,918		5,225
Total revenues		30,625		55,752		70,697		55,064		87,743
Business tax		(255)		(299)		(363)		(360)		(620)
Net revenues		30,370		55,453		70,334		54,704		87,123
Cost of revenues
Products		4,726		8,100		10,877		9,716		15,148
Services		1,859		2,135		2,828		3,686		3,040
Total cost of revenues		6,585		10,235		13,705		13,402		18,188
Gross profit		23,785		45,218		56,629		41,302		68,935
Total operating expenses		5,297		12,107		19,068		20,775		25,325
Income from operations		18,488		33,111		37,561		20,527		43,610
Interest income		279		2,790		9,138		6,070		5,294
Impairment loss of cost method investment		—		—		—		—		(5,000)
Other income/(expense)		—		263		(412)		(65)		(92)
Recognition of the change in the fair value of the warrant		(5,406)		—		—		—		—
Income before income taxes		13,361		36,164		46,287		26,532		43,812
Income tax benefit/(expense)		59		(2,342)		(3,235)		(1,261)		(10,250)
Net income before income/(loss) from equity method investments		13,420		33,822		43,052		25,271		33,562
Income/(loss) from equity method investments, net of income taxes		—		(6)		(4)		20		(151)
Net income		13,420		33,816		43,048		25,291		33,411

	For the years ended December 31,
	2006		2007		2008		2009		2010
	(In thousands of U.S. dollars, except share and per share data)
Net income/(loss) attributable to noncontrolling interest		430		—		(14)		(13)		(10)
Cash dividend to preferred shareholder		(5,731)		—		—		—		—
Net income attributable to holders of ordinary shares	US$	7,259	US$	33,816	US$	43,062	US$	25,304	US$	33,421

Earnings per share data:
Net income per ordinary share—basic	US$	0.24	US$	0.74	US$	0.75	US$	0.44	US$	0.57
Net income per participating preferred share—basic		0.54		0.66		—		—		—
Net income per ordinary share—diluted	US$	0.21	US$	0.68	US$	0.72	US$	0.43	US$	0.57
Weighted average shares used in calculating basic net income per share—ordinary shares		30,488,889		39,170,004		57,138,985		57,728,009		58,313,467
Weighted average shares used in calculating basic net income per share—preferred shares		10,519,120		7,389,394		—		—		—
Weighted average shares used in calculating diluted net income per share		34,225,321		42,773,590		60,058,724		58,591,072		58,779,027

Consolidated Balance Sheet Data:
Cash and cash equivalents	US$	21,137	US$	228,958	US$	202,947	US$	131,087	US$	148,944
Total assets		33,505		263,735		297,976		263,488		273,642
Total liabilities		21,564		11,884		71,950		10,464		94,622
Series A convertible redeemable preferred shares		16,078		—		—		—		—
Total shareholders’ (deficiency)/ equity		(8,137)		247,851		224,462		253,024		178,500
Noncontrolling interest		4,000		4,000		1,564		—		520
Total liabilities, noncontrolling interest, Series A convertible redeemable preferred shares and shareholders’ equity	US$	33,505	US$	263,735	US$	297,976	US$	263,488	US$	273,642

In November 2010, our board of directors declared a special cash dividend of US$2.00 per ordinary share to be paid in two installments of US$1.00 each.  The dividend will be fully paid by May 31, 2011.

Exchange Rate Information

Our business is primarily conducted in China and substantially all of our revenues are denominated in Renminbi. We present our historical consolidated financial statements in U.S. dollars. In addition, solely for the convenience of the reader, this annual report contains translations of certain Renminbi amounts into U.S. dollars at specific rates. For January 1, 2009 and all later dates and periods, the exchange rate refers to the exchange rate as set forth in the H.10 statistical release of the Federal Reserve Board. Unless otherwise indicated, conversions of Renminbi into U.S. dollars in this annual report are based on the exchange rate on December 30, 2010. We make no representation that any Renminbi amounts could have been, or could be, converted into U.S. dollars or vice versa, as the case may be, at any particular rate, the rates stated below, or at all. For a detailed explanation of the risk of currency rate fluctuations, please see “Risk Factors—Risks Relating to the People’s Republic of China—Fluctuations in exchange rates could result in foreign currency exchange losses.”  The PRC government imposes controls over its foreign currency reserves in part through direct regulation of the conversion of Renminbi into foreign exchange and through restrictions on foreign trade.

On May 6, 2011, the daily exchange rates reported by the Federal Reserve Board was RMB6.4925 to US$1.00. The following table sets forth additional information concerning exchange rates between Renminbi and U.S. dollars for the periods indicated. These rates are provided solely for your convenience and are not necessarily the exchange rates that we use in this annual report or will use in the preparation of our future periodic reports or any other information to be provided to you.

	RMB per US$1.00
	High	Low
November 2010	6.6892	6.6330
December 2010	6.6745	6.6000
January 2011	6.6364	6.5809
February 2011	6.5965	6.5520
March 2011	6.5743	6.5483
April 2011	6.5477	6.4900
May 2011 (through May 6, 2011)	6.4955	6.4920

The following table sets forth the average exchange rates between Renminbi and U.S. dollars for each of 2006, 2007, 2008, 2009 and 2010 calculated by averaging, in the case of 2006 to 2008, the noon buying rates, or, in the case of 2009 and 2010, the daily exchange rate, on the last day of each month during each of the relevant years.

Average Exchange Rate

RMB per US$ 1.00
2006	7.9579
2007	7.5806
2008	6.9193
2009	6.8295
2010	6.7603

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

Our future success depends upon the pace at which PRC television network operators switch from analog to digital transmission. In particular, various factors, including those beyond our control, may cause PRC television network operators to convert from analog to digital transmission at a slower pace. Moreover, although the PRC government has strongly encouraged cable television network operators to digitalize their networks and has set a target of 2015 for all, except for up to six, analog channels to be switched off, it may relax or cancel the 2015 target. The pace of digitalization may also be slowed down as a result of uncertainties in the change of industrial policies.  In addition, PRC television viewers may fail to subscribe to digital television services in sufficient numbers to support wide-scale digitalization. PRC television network operators may also decide that the commercial benefits of digitalization are outweighed by the costs or other commercial or policy considerations. If any of these or other factors were to cause the pace of digitalization to proceed significantly more slowly than we anticipate, our sales of CA systems, in particular smart cards, would suffer significantly, and our revenues and net income would be materially reduced.

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

In addition, many of our customers are directly or indirectly owned by the central PRC government or provincial or local governments. As a result, their business strategies and capital expenditure budgets are significantly influenced by government policies at various levels. Any change in the business strategies of our customers that leads to a reduction in the funds available to purchase our CA systems could have a material adverse effect on our business, financial condition and results of operations. Furthermore, the ongoing consolidation of the PRC cable television broadcasting industry could, among other things, substantially increase the bargaining power of the consolidated network operators over us and require us to reduce the prices of our CA systems and other products and services, which could, in turn, materially reduce our revenues and profitability.

If significant numbers of television viewers in the PRC are unwilling to pay for digital television or related value-added services, our business and profits will suffer.

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

We cannot assure you that television network operators will be successful in promoting digital television or value-added services. In particular, television viewers in the PRC are accustomed to receiving television for free or at a very low price. Even viewers who are accustomed to paying for cable television subscriptions have historically paid very low rates and may not be willing to pay significantly higher rates for digital television services, or additional fees for value-added services. If digital television network operators are unable to develop unique and compelling content to differentiate from the content provided through analog transitions or offer value-added services that meet viewers’ needs at an affordable price, these operators may find it difficult to persuade viewers to accept the pay-television model or pay more for digital television or value-added services than viewers have historically paid for analog television. In that event, our customers’ digital subscriber numbers may not grow and we may be unable to sustain our current level of revenue, net income and/or growth.

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

CA systems vendors in more mature digital television markets, such as the United States and Europe, derive revenues not only from the purchase of new CA systems by television network operators who are switching from analog to digital transmissions, but also from the purchase of new and replacement smart cards, system upgrades and new value-added services by existing customers. In the PRC, however, cable television network operators are still in the process of purchasing CA systems and introducing digital content and services to their subscribers. To date, none of our customers have made a follow-on purchase for system upgrades or card replacements. As a result, the success of our business depends entirely on our ability to attract a continuing stream of customers who are switching from analog to digital transmission. If we are unable to continue attracting sufficient numbers of such customers, or to begin developing a significant source of recurring revenues, our profitability may be materially reduced and our prospects may suffer.

We have a limited operating history, which may make it difficult for you to evaluate our business and prospects.

In the years immediately following the commencement of our operations in 2004, we enjoyed rapid growth in revenues primarily due to the fast pace of digitalization by cable television network operators in the PRC. Our net revenues increased 260.7%, 132.1% and 82.6% in 2005, 2006 and 2007, respectively, compared to the prior year.  However, these revenue growth rates, which have continued to decrease over time, may not be representative of our future growth or be sustainable. In particular, our net revenues increased 26.8% in 2008 compared to the prior year, which is significantly lower than our growth rates in previous years. Furthermore, our net revenues decreased by 22.2% in 2009 — the first time since our inception. In 2010, our net revenues increased by 59.3% compared to the prior year. As our operating history is limited, the revenue and income potential of our business and markets are unproven. Our historical operating results may not provide a meaningful basis for evaluating our business, financial performance and prospects. In addition, we face numerous risks, uncertainties, expenses and difficulties frequently encountered by companies at an early stage of development. Some of these risks and uncertainties relate to our ability to:

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

The revenues generated by our top five customers for a particular year as a percentage of our total revenues declined from 48.3% in 2006 to 23.5% in 2010. However, we currently still derive, and we expect to continue to derive, a significant portion of our revenues from a limited number of customers, although the particular customers may vary from period to period. As digital cable television systems are still at the developing stage in the PRC, the largest shipments of smart cards tend to be to operators who are launching new digital transmission systems and need to purchase in bulk for their established networks. If a customer significantly reduces the volume of its purchases from us, defers or cancels orders or terminates its relationship with us, our revenues and net income could decline significantly and, as a result, our financial condition and results of operations could be materially and adversely affected.

Our business may suffer if cable television network operators, who currently comprise our primary customer base, do not compete successfully with existing and emerging alternative platforms for delivering television programs, including terrestrial networks, Internet protocol television, mobile television and satellite broadcasting networks.

Our existing customers are mainly cable television network operators in the PRC, which compete with traditional terrestrial television networks for the same pool of viewers. As technologies develop, other means of delivering information and entertainment to television viewers are evolving. For example, some telecommunications companies in the PRC are seeking to compete with terrestrial broadcasters and cable television network operators by offering Internet protocol television, or IPTV, which allows telecommunications companies to stream television programs through telephone lines. The SARFT has officially issued six IPTV licenses and six Internet TV licenses, and it may issue significantly more IPTV and Internet TV licenses in the future. The SARFT also issued a broadcast license in 2006 to the PRC’s first direct satellite broadcast company, which began operation in 2008.  More recently, a television operator has started to offer mobile television services.  We may not be as successful in selling our CA systems to the operators of IPTV, or terrestrial, satellite or mobile television networks as we have been in selling to cable television network operators. To the extent that the terrestrial television networks, telecommunications companies or satellite television network operators compete successfully with cable television network operators for viewers, the ability of our existing cable customer base to attract and retain subscribers may be adversely affected. As a result, demand for additional smart cards could falter and our business, financial condition and results of operations would be materially and adversely affected.

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

In addition to our CA systems, the secured transmission of digital television programming also relies on certain other software and hardware components, such as set-top boxes supplied by other vendors, used on our customers’ digital television networks. A security breach of any of these other software and hardware components could also result in unauthorized access to the television networks of our customers. For example, in November 2007, it was discovered that an individual located in the city of Daqing in Heilongjiang Province had provided shared access to the local digital television network to more than one hundred other people without authorization by hacking into certain set-top boxes used on that network, which do not have advanced security features due to cost considerations.  By using a “tracking” technology offered by our CA systems, which enables an operator to track down the compromised set-up boxes, the local television network operator identified the points of breach, took measures to block further unauthorized access and contained the impact of the breach. The perpetrator was convicted and sentenced to eight months in prison. We believe we are not liable for such security breach of software or hardware components that are supplied by other vendors under the terms of our contractual arrangements.  However, our business, financial conditions and results of operations could still be materially and adversely affected if these security breaches result in the affected television network operators having difficulty recruiting new subscribers or retaining existing subscribers. Furthermore, as our CA systems are used on the affected networks, our reputation could also be severely harmed by being associated with such security breaches on our customers’ networks.

We generally do not have long-term contracts with suppliers of computer chips or the companies that manufacture our smart cards. If any of our computer chip suppliers or smart-card manufacturers is unable to fulfill our orders in time or at all, we may be unable to deliver smart cards to our customers, which could severely damage our business, profitability and prospects.

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

We depend upon key personnel, including our senior executives and technical and engineering staff, and our business and prospects would greatly suffer if we lose their services.

Our future success depends heavily on the continued service of our key executives. In particular, we rely on the expertise and experience of Jianhua Zhu, chairman of our board of directors and our chief executive officer, Dr. Zengxiang Lu, member of our board of directors and Dong Li, our president and chief marketing officer, in our business operations and technology development efforts, and on their relationships with the regulatory authorities, our customers, our suppliers, our employees and our operating company, N-S Digital TV. If any of them becomes unable or unwilling to continue in their present positions, or if they join a competitor or form a competing company, we may not be able to replace them easily, our business may be significantly disrupted and our business, financial condition and results of operations may be materially and adversely affected. We do not currently maintain key-man insurance for any of our key personnel. Furthermore, our future success depends heavily upon our ability to recruit and retain experienced technical and engineering staff. There is substantial competition for qualified technical personnel from other companies in our industry as well as from businesses outside our industry, and we may not be successful in retaining technical and engineering employees and recruiting new ones. If we are unsuccessful in our recruitment and retention efforts, our business and prospects may be materially and adversely affected.

Our attempts to diversify our business and expand our revenues by providing value-added digital television services may not be successful and may prove costly.

We have been pursuing strategies to expand and diversify our revenues, including offering value-added digital television services such as content services and innovative terminal solutions. To this end, we established Beijing Novel-Super Media Investment Co., Ltd., or N-S Media Investment and Dongguan SuperTV Video Info Co., Ltd., or Dongguan SuperTV, during the past years.  See “Item 4. Information on the Company—A. History and Development of the Company.”  However, we have no prior experience cooperating with television network operators or other third parties in providing value-added digital television services, and may not be successful in doing so. In addition, our attempts to develop this new business model may be time-consuming and may distract our management from developing our existing lines of business, which could have a material adverse effect on our business, financial condition and results of operations.

We may face difficulties implementing our acquisition strategy, including identifying suitable opportunities and integrating acquired businesses and assets with our existing operations.

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

In March 2007, the PRC encryption authority introduced regulations that require users to use only encryption products that are certified by the encryption authority.  The CA systems we currently produce and sell have not been certified by the encryption authority because we have not adopted the government-designated algorithms for such CA systems.  King & Wood, our PRC counsel, has advised us that because the encryption authority provides for a transition period, which will be for a duration to be determined at the sole discretion of the encryption authority, for us to adopt the algorithms to be finally and officially designated by the government, it is unlikely that the encryption authority will enforce the above-mentioned regulatory requirements with respect to the use or purchase of our CA systems during that transition period.  In February 2009, certain CA system products we developed by using the algorithms designated by the encryption authority were certified by the encryption authority. However, as stated above, we have not decided when N-S Digital TV will produce and sell those CA system products certified by the encryption authority and various factors, in addition to the permissible transition period for adoption, will affect this decision. If we have not obtained the certification for the CA systems that we produce and sell upon the expiration of the transition period or at an earlier time the PRC encryption authority may otherwise require, enforcement of the above-mentioned regulatory requirements could prevent our prospective customers from purchasing our non-compliant CA systems, which could materially reduce our revenues and net income.  In addition, even if we produce and sell products certified by the PRC encryption authority, we cannot assure you that we will be able to successfully market and sell such products.

We may incur development costs and may be required to pay certain fees in order to use the algorithms designated by the PRC encryption authority for CA systems.

A company generally is only allowed to produce and/or sell encryption products that have adopted the algorithms designated by the PRC encryption authority.  As the encryption authority did not designate any algorithms for CA systems until April 2007, we have been using algorithms in our CA systems other than those designated by the encryption authority.  If we are required by the government authorities to instead use the algorithms designated by the encryption authority in our CA systems, we may incur costs to develop new products adopting such algorithms and may have to pay certain fees to the government for such usage.  Development costs and the payment of such fees, the amount of which remains unclear, may cause our profit margin to decline significantly as well as materially reduce our profitability.

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

Our success depends largely on our ability to use and develop our technology and know-how without infringing the intellectual property rights of third parties.  The validity and scope of any claims relating to our technology patents would involve complex technological, legal and factual questions and analyses and, as a result, the outcome would be highly uncertain.  We may be subject to litigation involving claims of patent infringement or violation of other intellectual property rights of third parties.  The defense of such claims would be both costly and time-consuming, and could significantly divert the efforts and resources of our management and technical personnel.  An adverse determination in any such litigation or proceedings to which we may become a party could subject us to significant liability to third parties, require us to seek licenses from third parties, pay ongoing royalties or redesign our products, or subject us to injunctions prohibiting the manufacture and sale of our products or the use of our technologies.  Protracted litigation could also result in our customers or potential customers deferring or limiting their purchase or use of our products until resolution of such litigation.  In addition, we could face disruptions to our business and damage to our reputation, and our financial condition and results of operations could be materially adversely affected.

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

Our quarterly operating results have varied significantly in the past and are likely to continue to vary significantly in the future.  Our quarterly revenues may fluctuate as a result of a number of factors, many of which are outside of our control. For example, our quarterly revenues substantially depend upon the timing of smart card orders placed by our customers.  A significant portion of our quarterly revenues has generally reflected orders from a small number of large customers for our CA systems. Our cost of revenues and operating expenses may also fluctuate from quarter to quarter.  As a result, you may not be able to rely on period-to-period comparisons of our operating results as an indication of our future performance.  In addition, our actual quarterly results may differ from market expectations, which cause the price of our ADSs to decline significantly.

Failure to manage our growth or develop appropriate internal organizational structures, internal control environment and risk monitoring and management systems in line with our growth could have a material adverse effect on our business and prospects.

Our business and operations have expanded since our formation in 2004.  Significant management resources must be expended to develop and implement appropriate structures for internal organization and information flow, an effective internal control environment and risk monitoring and management systems in line with our growth, as well as to hire and integrate qualified employees into our organization.  We cannot assure you that our existing internal control and risk monitoring and management systems would continue to be adequate.  If we fail to appropriately develop and implement structures for internal organization and information flow, an effective internal control environment and a risk monitoring and management system, we may not be able to identify unfavorable business trends, administrative oversights or other risks that could materially and adversely affect our business, financial condition and results of operations.

If we fail to maintain an effective system of internal control over financial reporting, our ability to accurately and timely report our financial results or prevent fraud would suffer.  As a result, investor confidence and the trading price of our ADSs may be materially and adversely impacted.

We are subject to the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act.  Section 404 of the Sarbanes-Oxley Act requires that we include a report of management on our internal control over financial reporting in our annual report on Form 20-F beginning with our annual report for the fiscal year ended December 31, 2008.  In addition, our independent registered public accounting firm must report on the effectiveness of our internal control over financial reporting. Our management concluded that our internal control over financial reporting was effective as of December 31, 2010, the end of the period covered by this annual report, and our independent registered public accounting firm opined that we maintained effective internal control over financial reporting of the same period.  However, we may fail to maintain effective internal control over financial reporting in the future, in which case we and the independent registered public accounting firm may not be able to conclude that we have effective internal control over financial reporting.  Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, or the relevant regulators, may disagree.  If such independent registered public accounting firm is not satisfied with our internal control or the level at which our control is documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us, then it may not be able to issue an unqualified opinion.  In addition, our reporting obligations as a public company may place a significant strain on our management, operational and financial resources and systems for the foreseeable future.

Moreover, if we fail to maintain the adequacy of our internal control over financial reporting, as these standards are modified, supplemented or amended from time to time, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act.  If we fail to achieve and maintain an effective internal control environment, we could suffer material misstatements in our financial statements and fail to meet our reporting obligations, which would likely cause investors to lose confidence in our reported financial information.  This could harm our operating results and lead to a significant decline in the trading price of our ADSs.  Furthermore, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from the stock exchange on which we list, regulatory investigations and civil or criminal sanctions.

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

We were classified as a passive foreign investment company, or PFIC, for 2010, which resulted in adverse United States federal income tax consequences to U.S. holders of our ADSs and may result in additional adverse United States Federal income tax consequences to such holders in subsequent years.

Based on an analysis of the value of our assets as of December 31, 2010, we were a PFIC during 2010 for the U.S. federal income tax purposes. We have substantial passive assets in the form of cash and cash equivalents, among others, and can provide no assurance that we will not continue to be classified as a PFIC for the taxable year 2011 or future taxable years, as PFIC status is tested each year and depends on our assets and income in such year.  Our PFIC status for the current taxable year 2011 will not be determinable until the close of the taxable year ending December 31, 2011.

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

Our CA systems business uses encryption technology and thus is required by the relevant PRC laws, rules and regulations to obtain licenses to produce and sell commercial encryption products.  Although foreign-invested enterprises incorporated in the PRC, such as our subsidiary, Super TV, are not expressly prohibited from conducting a business that uses encryption technology, foreign-invested enterprises may have difficulty obtaining the necessary license due to the PRC encryption authority’s generally restrictive approach towards foreign participation in the PRC encryption industry.  N-S Digital TV, which is wholly owned by PRC persons and through which we conduct our CA systems business, has obtained licenses to produce and sell commercial encryption products as required for our business.

Our contractual arrangements with N-S Digital TV and its shareholders provide us with the economic benefits of, and substantive control over, N-S Digital TV.  If the PRC encryption authority determines that our control over, or relationship with, N-S Digital TV through those contractual arrangements is contrary to their generally restrictive approach towards foreign participation in the PRC encryption industry, we cannot assure you that the PRC encryption authority will not reconsider N-S Digital TV’s eligibility to hold the licenses to produce and sell commercial encryption products.  The PRC encryption authority may revoke, or refuse to renew, N-S Digital TV’s licenses to produce and sell commercial encryption products, or refuse to grant any other encryption-related license that may be required for our business in the future.  If that were to happen, we might have to discontinue all or a substantial portion of our business pending the reissuance, extension or issuance of the required license.  In addition, we might have to restructure our operation in order to have such licenses reissued, extended or issued.  Such restructuring may result in a loss or reduction of our control over, or the economic benefits we enjoy from, N-S Digital TV under existing contractual arrangements.  As a result, our business, financial condition and results of operations could be materially and adversely affected.

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

We do not have any equity interest in N-S Digital TV and instead enjoy the economic benefits of, and have substantive control over, N-S Digital TV through contractual arrangements with N-S Digital TV and its shareholders.  Conflicts of interests may arise between us and the shareholders of N-S Digital TV, who are currently our employees.  In addition, two directors of N-S Digital TV are also directors of our company, and conflicts may arise between the duties they owe to N-S Digital TV and the duties they owe to us.  We cannot assure you that if any such conflicts arise, any or all of the shareholders or directors of N-S Digital TV, as the case may be, will act in the best interests of our company or that such conflicts will be resolved in our favor.  We have no specific policies or procedures for resolving any such conflicts that may arise.  In addition, these shareholders or directors may breach, or cause N-S Digital TV to breach or refuse to renew, the existing contractual arrangements that allow us to effectively control N-S Digital TV and receive economic benefits from it.  If we cannot satisfactorily resolve any conflicts of interest or disputes between us and the shareholders or directors of N-S Digital TV, we may have to resort to legal proceedings, which may involve substantial uncertainty and result in disruptions to our business and operations.

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

As of April 30, 2011, our three largest shareholders beneficially owned a total of approximately 48.1% of our outstanding shares.   Accordingly, they will have significant influence in determining the outcome of any corporate transaction or other matter submitted to the shareholders for approval, including mergers, consolidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions.  They will also have the power to prevent or cause a change in control.  In addition, without the consent of these shareholders, we could be prevented from entering into transactions that could be beneficial to us.  These shareholders may cause us to take actions that are opposed by other shareholders as the interests of these shareholders may differ from the interests of our other shareholders.  See “Item 7. Major Shareholders and Related Party Transactions” for more information regarding the share ownership of our officers, directors and significant shareholders.

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

In response to the global financial crisis in 2008, the PRC government adopted a series of measures to stimulate the economy, which have generally helped create a positive policy environment for the economic recovery in the PRC during 2009 and 2010.  However, there are uncertainties with respect to the likely effectiveness of such measures going forward. While our revenues grew significantly in 2010 along with the economic recovery, we cannot assure you that demand for our products and services will maintain or increase in the future. Any subsequent slowdown in the economic growth of the PRC could lead to reduced business activities again in the future, including a slowing-down or decline in investment in cable television networks, which in turn may result in a reduction of demand for our products and services and thus materially reduce our revenues and profitability.

Uncertainties in the interpretation and enforcement of PRC laws and regulations could limit the legal protections available to you and us.

The PRC legal system is a civil law system based on written statutes.  Unlike common law systems, it is a system in which legal decisions have limited value as precedents.  In 1979, the PRC government began to promulgate a comprehensive system of laws and regulations governing economic matters in general.  The overall effect of legislation over the past three decades has significantly increased the protections afforded to various forms of foreign or private-sector investment in the PRC.  Our PRC operating subsidiary, Super TV, is a foreign-invested enterprise and is subject to laws, rules and regulations applicable to foreign investment in the PRC as well as laws and regulations applicable to foreign-invested enterprises.  N-S Digital TV is a privately owned company and is subject to various PRC laws, rules and regulations that are generally applicable to companies in the PRC.  These laws, rules and regulations change frequently, and their interpretation and enforcement involve uncertainties.  For example, we may have to resort to administrative and court proceedings to enforce the legal protections that we enjoy either by law or contract.  However, since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory and contractual terms, it may be more difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we enjoy than in more developed legal systems.  These uncertainties may also impede our ability to enforce the contracts we have entered into, and materially impair our business and operations.

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

We have notified holders of our ordinary shares whom we know are PRC residents to register with the local branches of the SAFE and update their registration as required by the relevant SAFE regulations described above.  However, we cannot assure you that all of our shareholders who are PRC residents will comply with our request to make or obtain any registrations or approvals required under these regulations or other related legislation.  If any existing shareholder transfers any of our shares or ADSs to another PRC resident, it is unclear whether such new shareholder is also required to make the SAFE registration.  Furthermore, as there is uncertainty concerning the reconciliation of the new regulation with other approval requirements, it is unclear how the regulation, and any future regulation concerning offshore or cross-border transactions, will be interpreted, amended and implemented by the relevant government authorities.  The failure or inability of our PRC resident shareholders to obtain any required approvals or make any required registrations may subject us to fines and legal sanctions, restrict our cross-border investment activities or obtaining shareholders loans, and prevent us from being able to make distributions or pay dividends, as a result of which our business as well as our ability to distribute profits to you could be materially and adversely affected.

We may be subject to fines and legal sanctions if we or our employees who are PRC citizens fail to comply with the PRC regulations relating to employee share options granted by overseas listed companies to PRC citizens.

In March 2007, the SAFE issued the Application Procedures for Foreign Exchange Administration for Domestic Individuals Participating in Employee Stock Holding Plans or Share Option Plans of Overseas Listed Companies, or SAFE Notice 78. Under SAFE Notice 78, PRC individuals who participate in an employee stock holding plan or share option plan of an overseas listed company are required, through a PRC domestic agent or PRC subsidiary of the overseas listed company, to register with the SAFE and complete certain other procedures. As we are an overseas listed company, we and our PRC employees who have been granted share options under our stock incentive plans are subject to SAFE Notice 78. Although we have registered for us and on behalf of our employees with the relevant local SAFE branch in 2008 for our employee stock incentive plans, there exist significant uncertainties in practice with respect to the interpretation and implementation of SAFE Notice 78 and we cannot assure you that we or our PRC employees will be in full compliance with SAFE Notice 78. If the SAFE or other PRC government authorities determine that we or our PRC employees fail to comply with the provisions of SAFE Notice 78, we or they may be subject to fines and legal sanctions.

We may rely on dividends and other distributions on equity paid by our operating subsidiary to fund cash and financing requirements, and limitations on the ability of our operating subsidiary to pay dividends to us could materially restrict on our ability to conduct our business.

We, as a holding company, may rely on dividends and other distributions on equity paid by our operating subsidiary, Super TV, for our cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders, service any debt we may incur and pay our operating expenses.  If Super TV incurs debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to us.  Furthermore, relevant PRC laws, rules and regulations permit payments of dividends by Super TV only out of its retained earnings, if any, determined in accordance with PRC accounting standards and regulations.

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

As substantially all of our operating revenues are denominated in Renminbi and the net proceeds from our initial public offering are denominated in U.S. dollars, fluctuations in exchange rates between U.S. dollars and Renminbi will affect the relative purchasing power of these proceeds and our balance sheet and earnings per share in U.S. dollars.  Appreciation or depreciation in the value of the Renminbi relative to the U.S. dollar would affect our financial results reported in U.S. dollar terms without giving effect to any underlying change in our business, financial condition or results of operations.  Since July 2005, the Renminbi is no longer pegged solely to the U.S. dollar.  Instead, the Renminbi is reported to be pegged against a basket of currencies, determined by the People’s Bank of China, against which it can rise or fall by as much as 0.3% each day.  This permitted floating range was raised to 0.5% in May 2007.  The Renminbi may appreciate or depreciate significantly in value against the U.S. dollar in the long term, depending on the fluctuation of the basket of currencies against which it is currently valued, or it may be permitted to enter into a full float, which may also result in a significant appreciation or depreciation of the Renminbi against the U.S. dollar.  Fluctuations in the exchange rate will also affect the relative value of dividends, if any, payable on our ordinary shares in U.S. dollar terms and the value of any U.S. dollar-denominated investments we make in the future.  In addition, since substantially all of our operating revenues are denominated in Renminbi while approximately 50% of our cost of revenues is denominated in U.S. dollars, fluctuations in the exchange rate could also impact our financial condition and results of operations.

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

The discontinuation of any of the preferential tax treatments or the financial incentives currently available to us in the PRC could materially and adversely affect our business, financial condition, results of operations and prospects.

The PRC government has provided various incentives to Super TV and N-S Digital TV.  These incentives include reduced enterprise income tax rates, value-added tax refunds and tax holidays.  For example, as high-and-new technology enterprises incorporated and operated in the Beijing High-Tech Development Experimental Zone, which is a designated high-and-new technology development zone, each of Super TV and N-S Digital TV is entitled to a preferential income tax rate of 15% (against the standard income tax rate of 33% before, or 25% from, January 1, 2008).  In addition, Super TV was designated as a “key software enterprise” for the tax year of 2010 by relevant PRC government authorities and, as a result, was entitled to a preferential income tax rate of 10% in 2010.  In addition, each of Super TV and N-S Digital TV was entitled to income tax exemption from 2004 to 2006 and a 50% reduction of income tax from 2007 to 2009.  Furthermore, for certain software-related products that are qualified as “software products” by PRC tax authorities, we received tax refunds which effectively reduce the applicable value-added tax rate from 17% to 3%.

Super TV and N-S Digital TV must meet a number of financial and non-financial criteria in order to continue to qualify for the above tax incentives.  For example, in order to be able to enjoy the preferential income tax rate of 15%, Super TV and N-S Digital TV must be qualified as “high-and-new technology enterprises strongly supported by the State” under the newly enacted PRC Enterprise Income Tax Law, or the 2008 EIT Law, which took effect on January 1, 2008.  In addition, in order to continue to enjoy the preferential income tax rate of 10%, Super TV must reapply for and obtained the designation as a “key software enterprise” annually.  Moreover, the PRC government could determine at any time to eliminate or reduce the scale of such preferential tax policies.  See “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Taxes and Incentives—PRC.”

Any increase in Super TV’s or N-S Digital TV’s enterprise income tax rate or discontinuation or reduction of any of the preferential tax treatments or financial incentives currently enjoyed by Super TV or N-S Digital TV could have a material adverse effect on our business, financial condition, results of operations and prospects.

We may be subject to PRC income tax on our global income, or dividends we receive from our PRC subsidiary may be subject to PRC withholding tax, depending on whether we are recognized as a resident enterprise in the PRC.

Pursuant to the 2008 EIT Law and Enterprise Income Tax Law Implementation Rules, or the Implementation Rules, enacted by the State Council on December 6, 2007 and which became effective on January 1, 2008, an enterprise established under the laws of a foreign country or region whose “de facto management body” is located within the PRC territory is considered a resident enterprise and will generally be subject to the enterprise income tax at the rate of 25% on its global income. According to the Implementation Rules, “de facto management body” refers to a managing body that exercises, in substance, overall management and control over the production and business, personnel, accounting and assets of an enterprise. The SAT issued the Notice on Issues Relating to Determination of Chinese-Controlled Offshore Enterprises as PRC Resident Enterprises by Applying the “De Facto Management Body” Test, or the SAT Notice 82, on April 22, 2009. The SAT Notice 82 provides for certain specific criteria for determining whether the “de facto management body” of a Chinese-controlled offshore enterprise is located in the PRC. Although the SAT Notice 82 provides that it only applies to offshore enterprises controlled by  PRC enterprises, not those controlled by PRC individuals, like our company, it is generally believed that the determining criteria set forth in the SAT Notice 82 very likely reflect the SAT’s general position as to how the “de facto management body” test should be applied to determine the tax residency of all offshore enterprises, regardless of whether they are controlled by PRC enterprises or individuals.  With reference to the criteria set forth in the SAT Notice 82, we believe that we are not a PRC resident enterprise. However, if we were considered a PRC resident enterprise, we would be subject to the enterprise income tax at the rate of 25% on our global income. In such case, our profitability and cash flow would be materially reduced as a result of our global income being taxed under the 2008 EIT Law.

If we are considered as a non-resident enterprise under the 2008 EIT Law, we will not be subject to the enterprise income tax at the rate of 25% on our global income.  In such case, however, dividends we receive from our PRC subsidiary will be subject to a PRC withholding tax, the standard rate of which is 10% and can be reduced by an applicable tax treaty, under the 2008 EIT Law. According to the Arrangement for Avoidance of Double Taxation on Income and Prevention of Tax Evasion entered into between the PRC and Hong Kong in August 2006, as amended, dividends paid by a PRC foreign-invested enterprise to its shareholder in Hong Kong are generally subject to a 5% PRC withholding tax compared to the standard 10% PRC withholding tax under the 2008 EIT Law.  However, the SAT issued the Notice on How to Recognize “Beneficial Owners” under Relevant Tax Treaties, or the SAT Notice 601, on October 27, 2009, which provides that only the enterprises with active operations can be recognized as “beneficial owners” under relevant tax treaties that are entitled to enjoy the corresponding tax benefits.  The SAT Notice 601 further provides that those enterprises that are established solely for the purposes of benefiting from favorable tax treatment under the relevant tax treaties should not be recognized as “beneficial owners” and therefore cannot enjoy favorable tax treatment. We indirectly hold the 100% interest in our PRC subsidiary, Super TV, through Golden Benefit Technology Limited, or Golden Benefit, a wholly owned subsidiary incorporated in Hong Kong. As a result, to the extent we are considered as a non-resident enterprise and Golden Benefit is not recognized as a qualified beneficial owner under relevant tax treaty, dividends we receive from our PRC subsidiary will be subject to the standard rate of 10%. In November 2010, we declared a special cash dividend of US$2.00 per ordinary share and accordingly the 10% withholding tax was paid on the amount of distributable profits accumulated after January 1, 2008 of Super TV when it repatriated offshore for such dividend payment. Such withholding tax has increased our tax burden and reduced the amount of cash available to our company.

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

In May 2008, a major earthquake registering 8.0 on the Richter scale struck Sichuan Province and certain other parts of China, devastating much of the affected areas and causing tens of thousands of deaths and widespread injuries. In 2010, another major earthquake registering 7.1 on the Richter scale struck Qinghai Province. In addition, in early 2008, parts of Mainland China, in particular its southern, central and eastern regions, experienced what was reportedly the most severe winter weather in the country in half a century, which resulted in significant and extensive damage to factories, power lines, homes, automobiles, crops and other properties, blackouts, transportation and communications disruptions and other losses in the affected areas. Moreover, certain countries and regions, including China, have encountered incidents of the H5N1 strain of bird flu, or avian flu, as well as severe acute respiratory syndrome, or SARS, over the past six years, and more recently in 2009, the outbreak of influenza (H1N1). We are unable to predict the effect, if any, that any future natural disasters and health and public security hazards may have on our business. Any future natural disasters and health and public security hazards may, among other things, significantly disrupt our ability to adequately staff our business, and may generally disrupt our operations. Furthermore, such natural disasters and health and public security hazards may severely restrict the level of economic activity in affected areas, which may in turn materially and adversely affect our business and prospects. As a result, any natural disasters or health hazards in China may have a material adverse effect on our financial condition and results of operations.

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

The trading price of our ADSs has been volatile and subject to wide fluctuations.  Since October 5, 2007, the closing prices of our ADSs on the NYSE has ranged from US$4.25 to US$51.08 per ADS and the last reported sale price on May 11, 2011 was US$6.50.  Our ADSs may continue to fluctuate in response to various factors beyond our control.  The financial markets in general, and the market prices for many other PRC companies listed on stock exchanges in the United States in particular, have experienced extreme volatility.  These broad market and industry factors may significantly affect the market price and volatility of our ADSs, regardless of our actual operating performance.

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

As of April 30, 2011, we had 58,946,361 ordinary shares outstanding (excluding 576,731 ordinary shares that were issued and held for our account in preparation for exercise of share options by option holders under our employee stock incentive plans), including 24,323,523 ordinary shares represented by 24,323,523 ADSs (excluding the 576,731 ADSs that were held for our account in preparation for exercise of share options by option holders under our employee stock incentive plans).  All ADSs are freely transferable without restriction or additional registration under the Securities Act.  The remaining ordinary shares outstanding have been available for sale, subject to volume and other restrictions that may be applicable under Rule 144 and Rule 701 under the Securities Act.  In addition, we have filed a registration statement on Form S-8 to register the ordinary shares to be issued to the share option holders under our employee stock incentive plans.  The ordinary shares to be received by such share option holders who are not affiliated with us may be resold freely to the public market.  We cannot predict what effect, if any, market sales of securities held by our significant shareholders or any other shareholder or the availability of these securities for future sale will have on the market price of our ADSs.

Your interest in our ADSs will be diluted as a result of our stock incentive plans or other share option grants.

We have reserved 3,600,000 ordinary shares for issuance pursuant to our 2010 Stock Incentive Plan.  The number of ordinary shares reserved for issuance under our 2005 Stock Incentive Plan and 2008 Stock Incentive Plan were cancelled on November 19, 2010 to the extent the corresponding options had not been awarded as of that date.  As of April 30, 2011, options to purchase an aggregate of 1,830,992 ordinary shares had been granted and were outstanding under the 2005 Stock Incentive Plan, the 2008 Stock Incentive Plan and the 2010 Stock Incentive Plan. For a description of these plans, see “Item 6. Directors, Senior Management and Employees—B. Compensation of Directors and Senior Officers—Share Options.” The exercise of those options would result in a reduction in the percentage of ownership of the holders of ordinary shares and of ADSs, and therefore would result in a dilution in the earnings per ordinary share and per ADS.

You may face difficulties in protecting your interest, and your ability to protect your rights through the United States federal courts may be limited, because we are incorporated under Cayman Islands law.

Our corporate affairs are governed by our Second Amended and Restated Memorandum and Articles of Association, the Cayman Islands Companies Act and the common law of the Cayman Islands.  The rights of shareholders to take action against the directors and actions by minority shareholders are to a large extent governed by the common law of the Cayman Islands.  Cayman Islands law in this area may not be as established and may differ from provisions under statutes or judicial precedent in existence in the United States.  As a result, our public shareholders may face different considerations in protecting their interests in actions against our management or directors than would shareholders of a corporation incorporated in a jurisdiction within the United States.

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

N-T Information Engineering was established as a limited liability company under the PRC law by Tsinghua Enterprise Group, a company affiliated with Tsinghua University, and Hong Kong-based Tsinghua Novel Hi-Tech Investment Holding Ltd. in July 1998, and initially focused on developing, producing and selling digital data broadcasting equipment for cable television operators.  In December 2002, N-T Information Engineering completed its acquisition of the CA systems-related assets of Tsinghua Tongfang Co., Ltd., or Tsinghua Tongfang.  In March 2004, CDTV BVI was incorporated as a holding company in the British Virgin Islands, or BVI.  Following the establishment of CDTV BVI, we restructured our operations, in connection with an investment by SAIF, by establishing Super TV, a limited liability company under the PRC law and a wholly owned subsidiary of CDTV BVI, on May 31, 2004.  On the same day, N-T Information Engineering and Li Yang, a PRC citizen then employed by SAIF, established N-S Digital TV.  In June 2004, N-S Digital TV acquired from N-T Information Engineering its smart card and CA systems business and, in August 2006, N-S Digital TV acquired from N-T Information Engineering its set-top box design business.  In April 2007, a new holding company, China Digital TV Holding Co., Ltd., or CDTV Holding, was established in the Cayman Islands.  In May 2007, CDTV BVI executed a 40-for-1 share split of its ordinary shares and Series A preferred shares.  Following this share split, the shareholders of CDTV BVI exchanged all of their shares of CDTV BVI for shares of CDTV Holding in proportion to their percentage interest in CDTV BVI, as a result of which CDTV BVI became a wholly owned subsidiary of CDTV Holding.  In August 2007, with our consent, Ms. Yang transferred her entire equity interest in N-S Digital TV to Wei Gao, a PRC citizen employed by an affiliated company of SAIF.

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

Since December 2007, new entities have been established in the PRC to partner with the PRC’s television operators and content providers to offer value-added services to television viewers, including N-S Media Investment and Dongguan SuperTV, a joint venture established by N-S Digital TV with a PRC citizen.

In June 2008, Ms. Gao transferred all of her equity interests in N-S Digital TV to a PRC citizen who is currently our employee. In November 2008, N-T Information Engineering transferred all of its equity interest in N-S Digital TV, our variable interest entity, to two PRC citizens who are currently our employees.  As a result of these transactions, these three PRC citizens own all the equity interest of N-S Digital TV.

N-S Digital Technology Co., Ltd., or N-S Digital Technology, and N-S Investment Holdings Co., Ltd., or N-S Investment Holdings, were incorporated in the PRC as wholly-owned subsidiaries of our company in April and July 2010, respectively.

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

In March 2007, N-S Digital TV and Jiangsu Qingda Technology Co. Ltd., or Jiangsu Qingda, one of our customers, entered into an agreement to set up a joint venture in Nanjing of Jiangsu Province mainly engaging in digital television technology development and services, Nanjing Qingda Yongxin Culture & Media Co. Ltd., or Qingda Yongxin.  N-S Digital TV contributed cash of RMB0.8 million (US$0.1 million), representing 40% of equity interest in the joint venture.  Jiangsu Qingda contributed cash of RMB1.2 million (US$0.2 million) representing 60% of equity interest in the joint venture.  In three years after the establishment of Qingda Yongxin, N-S Digital TV has the option to purchase up to an additional 30% of the equity interest of Qingda Yongxin. The purchase price of the additional interest will be determined based on the valuation of the joint venture on the date of purchase, which will be the higher of ten times its net profits in the year prior to the purchase, and the net asset value of Qingda Yongxin on the last fiscal year end date prior to the purchase. N-S Digital TV did not exercise this option, which expired in 2010.

In June 2008, N-S Digital TV and Xitao Lai, a PRC citizen, established Dongguan SuperTV, a joint venture in Dongguan, Guangdong Province, mainly to provide value-added services to television viewers.  N-S Digital TV and Mr. Lai each contributed cash of RMB 5.0 million (US$0.7 million), representing 50% of equity interest in the joint venture.  In September 2008, N-S Digital TV exercised an option to purchase an additional 10% equity interest in the joint venture from Mr. Lai. In July 2009, N-S Digital TV sold its 20% equity interest in Dongguan SuperTV to a new investor, Guangdong Jiacai Digital Technology Co., Ltd., or Guangdong Jiacai. In August 2010, N-S Digital TV entered into an equity transfer agreement with Guangdong Jiacai to purchase an additional 20% equity interest in Dongguan SuperTV from Guangdong Jiacai.  After those transactions, the equity interest of Dongguan SuperTV held by N-S Digital TV increased to 60% and N-S Digital TV became entitled to 70% of shareholders’ voting rights and appointing three out of the five members of the board of directors of Dongguan SuperTV.

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

On January 4, 2010, we entered into a share purchase agreement with OpenV China Holdings Company, or OpenV, a Chinese online video company, and several other parties to make a strategic investment in OpenV.  Pursuant to the share purchase agreement and related transaction documents, we acquired a 11.5% equity interest (subject to adjustment based on, among others, OpenV’s performance) in OpenV for a consideration of US$5.0 million and received a warrant to purchase ordinary shares of OpenV of up to US$4.5 million.  As part of this investment transaction, we have also agreed to extend to OpenV a US$2.5 million interest-free convertible loan, which could be converted into ordinary shares of OpenV, subject to certain closing conditions.  The Company did not purchase additional ordinary shares of OpenV pursuant to the warrant, which has expired, and the interest-free convertible loan was not extended to OpenV due to OpenV’s performance in 2010.

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

 In May 2010, we entered into a share subscription agreement with 3DiJoy Corp., or 3DiJoy, a company specializing in the research and development of interactive and motion-sensing gaming products, and several other parties to make a strategic investment in 3DiJoy.  Pursuant to the share subscription agreement, we acquired an aggregate of 4,953,798 series C convertible preferred shares of 3DiJoy, representing a 24% equity interest, for an aggregate subscription price of US$6.0 million.

In May 2010, Super TV acquired an aggregate 34.45% equity interest in, Guangzhou Rujia Network Technology Co., Ltd., or Guangzhou Rujia, through both purchase of existing shares from a shareholder of Ruijia and contribution to its capital increase, for a total consideration of RMB16.5 million (US$2.5 million).

In August 2010, N-S Digital TV entered into an equity transfer agreement with Guangzhou Rujia to transfer all of its equity interest in Guangdong SuperTV for a consideration of RMB30.3 million (US$4.6 million).

In December 2010, Super TV and Beijing Yuewu Yuntian Software Technology Ltd., or Yuewu Yuntian, agreed to establish Beijing Cyber Cloud Co., Ltd., or Cyber Cloud, in Beijing mainly engaging in research and development of cloud computing technology and operations.  Super TV and Yuewu Yuntian contributed cash of RMB45.0 million (US$6.8 million) and RMB5.0 million (US$0.8 million), representing 90% and 10% of the equity interest in Cyber Cloud, respectively. Cyber Cloud was formally established on January 19, 2011.

In April 2011, Super TV and Beijing Ying Zhi Cheng Technology Co., Ltd., or Ying Zhi Cheng Techonology, agreed to establish Beijing Joysee Technology Co., Ltd., or Joysee, in Beijing, which mainly engages in the research and development of advanced terminals.  Super TV and Ying Zhi Cheng Technology contributed cash of RMB27.0 million (US$4.2 million) and RMB3.0 million (US$0.5 million), representing 90% and 10% of the equity interest in Joysee, respectively.  Joysee is in the process of obtaining its business license.

Capital Expenditures and Divestitures

See “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Capital Expenditures” for information concerning our principal capital expenditures for the previous three years and those currently in progress. We have not undertaken any significant divestitures.

B.        Business Overview

Overview

We are the leading provider of CA systems to the PRC’s digital television market.  Our CA systems, which consist of smart cards, head-end software for television network operators and terminal-end software for set-top box manufacturers, enable digital television network operators in the PRC to control the distribution of content and value-added services to their subscribers and block unauthorized access to their networks.  As of December 31, 2010, we had installed CA systems at 297 digital television network operators in 27 of the 32 provinces, autonomous regions and centrally administered municipalities in the PRC. We were the leading vendor of smart cards for CA systems in terms of smart cards shipped in the PRC in 2010, with a market share of approximately 56%, according to Analysys International. In addition, in 2010, we had installed CA systems outside the PRC.  We derive a substantial majority of our revenues from sales of our smart cards, which accounted for 89.0% and 93.6% of our total revenues in 2009 and 2010, respectively.  We expect that the sales of our smart cards will continue to constitute the majority of our revenues in the near future.  In addition, we license our set-top box design to set-top box manufacturers and sell advanced digital television application software such as electronic program guides and subscriber management systems to digital television network operators.  With the establishment of N-S Media Investment and Dongguan SuperTV, we are gradually rolling out the plan to engage in the value-added digital television business by offering premium value-added digital television services.

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

Our top five customers in terms of revenues in 2010 were Jiangsu Qingda, Anhui Broadcasting Information Network Co., Ltd., Heilongjiang Nongken Bureau of Radio and Television, Chengdu Xingwang Media Co., Ltd. and Guizhou Broadcasting Information Network Co., Ltd., which in aggregate contributed 23.5% of our total revenue in 2010.

We were founded in 2004 by Dr. Zengxiang Lu and Jianhua Zhu, who had worked together since 2001 at N-T Information Engineering, one of the PRC’s earliest CA systems vendors.  We purchased N-T Information Engineering’s CA systems business in 2004 and continued to build upon the strong reputation that business had achieved.  Our net revenues were US$70.3 million, US$54.7 million and US$87.1 million in 2008, 2009 and 2010, respectively.  We sold 9.9 million, 8.8 million and 16.2 million smart cards in 2008, 2009 and 2010, respectively.  Our net income was US$43.1 million, US$25.3 million and US$33.4 million in 2008, 2009 and 2010, respectively.

Our Products and Services

Our core products and services include the following:

•	end-to-end CA systems, including smart cards, head-end software and terminal-end software;

•	other digital television application software for television network operators; and

•	set-top box products.

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

Our customers generally wait until after they have purchased, installed and tested our head-end CA systems software before placing purchase orders for smart cards.  We may offer discounts for large smart card orders.  We sold 9.9 million, 8.8 million and 16.2 million smart cards in 2008, 2009 and 2010, respectively.

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

As of December 31, 2010, our CA systems had been installed at 297 digital television network operators.

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

Terminal-End Software.  We license our CA systems terminal-end software to whichever set-top box manufacturer has been chosen by our customer to produce set-top boxes compatible with our CA systems. More than 140 set-top box manufacturers in the PRC have installed our technology in their set-top boxes.

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

As of December 31, 2010, our SMS software had been installed by 88 television network operators.  Our prices vary according to the size and complexity of each customer’s network, as well as market conditions.

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

As of December 31, 2010, our electronic program guide had been installed by 163 television network operators.  Our electronic program guide may be sold together with our CA systems, but it is also compatible with the CA systems of other vendors. When we sell our electronic program guides packaged with our CA systems, we provide the same maintenance terms as for the CA systems.  Our prices vary according to the size and complexity of each customer’s network, as well as market conditions.

Set-top Box Products

We produce a design, or operating system, for set-top boxes and license it to set-top box manufacturers.  Our design enables set-top box manufacturers to incorporate high-end features into their set-top boxes.  We also provide our customers with computer chips for the set-top boxes that have been made to our specifications by third-party fabricators.  The set-top box manufacturers generally sign a purchase order specifying the number of set-top boxes that they intend to manufacture using our design, and pay us a license fee and royalties based on such number.  Our set-top box design does not include CA system terminal-end software.  Manufacturers who use our set-top box design may separately purchase our or other vendors’ CA system terminal-end software.  We are developing additional applications for our set-top box designs to support new value-added services and to allow the set-top boxes to operate as personal video recorders.

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

As of December 31, 2010, we had a total of 44 technicians and engineers located in Beijing and six other cities available 24 hours a day to respond to customer requests for information and assistance.  Our two regional service centers are strategically located in eastern (Hangzhou) and southern (Nanhai) China, and we have four smaller centers serving customers in Changsha, Hunan Province, Hefei, Anhui Province, Nanchang, Jiangxi Province and Zhengzhou, Henan Province.  Each service center maintains a 24-hour telephone hotline. Upon receiving a call for assistance, our technical support employees first attempt to identify and resolve the problem over the telephone or by accessing the software remotely, and then arrange a site visit if necessary.  In addition, each customer is assigned a project manager who oversees the initial software installation and remains primarily responsible for ensuring that after-sale requests for assistance are handled promptly.

Sales and Marketing

As of December 31, 2010, we had 96 full-time sales personnel.  We maintain regular contact with our customer base through contacts at industry forums and sales visits, and use these opportunities to educate them about digital television systems.  We actively monitor which operators are moving towards digitalization, and when we learn that a particular operator is planning to launch a digital network, we target that operator for more frequent contact by our sales and technical personnel.  We compensate our sales personnel by means of base salaries and performance bonuses.

We also cooperate informally with other providers of digital television software and hardware with whom we do not compete, such as set-top box manufacturers, to promote each other’s products to our respective customers, and thereby benefit from each other’s marketing efforts.

Jiangsu Qingda, a Nanjing-based company, is our exclusive distributor for CA systems and smart cards in Jiangsu Province in eastern China.  Jiangsu Qingda also provides after-sales technical support and maintenance services for our customers in Jiangsu Province.  We entered into a 13-year distribution contract with Jiangsu Qingda effective January 1, 2007.  We account for revenues contributed by Jiangsu Qingda in the same way as revenues from our customers who are television network operators.  Jiangsu Qingda was our largest contributor to revenues in 2008, 2009 and 2010.  In addition to Jiangsu Qingda, we also engage fee-based sales agents to assist us in marketing and selling our CA systems and smart cards in designated regions or to designated customers. Such sales agents also provide certain related services, including gathering market intelligence regarding potential customers and pricing information in the relevant market.

Customers

Our primary customers are cable television network operators.  We sell our products and services to networks of all sizes.  Our top five customers in 2010 were Jiangsu Qingda, Anhui Broadcasting Information Network Co., Ltd., Heilongjiang Nongken Bureau of Radio and Television, Chengdu Xingwang Media Co., Ltd. and Guizhou Broadcasting Information Network Co., Ltd., which contributed 14.2%, 3.4%, 2.1%, 1.9% and 1.9%, respectively, of our total revenues for the year.

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

We currently derive, and we expect to continue to derive, a significant portion of our revenues each period from a limited number of large customers, although the particular customers may vary from period to period.  As digital cable television systems are at developing stage in the PRC, the largest shipments of smart cards are to operators who are launching new digital transmission systems and need to purchase in bulk for their established networks.  For example, Jiangsu Qingda was our only customer that contributed more than 10% of our total revenues in 2008, 2009 and 2010, representing 15.1%, 12.8%  and 14.2% of our revenues in the relevant periods, respectively.  We may face certain risks from this concentration of revenues.  See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—We depend, and expect to continue to depend, on a limited number of customers for a significant portion of our revenues in any single period. If one customer defers or cancels its orders or chooses our competitors’ products or services, our revenues and net income could decline significantly.”

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

Our customers also include set-top box manufacturers, to whom we license terminal-end software for our CA systems and set-top box designs. More than 140 set-top box manufacturers in the PRC have installed our terminal-end software in their set-top boxes, including Changhong Electric Co., Huawei Technologies, Panasonic AVC Networks, Samsung Electronics, TCL Technology, Intel Corporation, and OKI.

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

Our main international competitors in the CA systems business are NDS Group, Irdeto Access B.V. and Kudelski SA.  These companies have longer operating histories and substantially greater financial, technical and other resources than we do, which may enable them to respond more quickly than we could to technological or commercial changes in our industry.  In addition, several of these companies entered the PRC market before us, but have to date been less successful in capturing market share.  Historically, these companies have generally focused on sales to the television network operators in the PRC’s largest cities.  To the extent that our international competitors may begin targeting small and mid-size television network operators, we believe that we can continue to compete successfully because of our local knowledge and relationships and our more extensive customer support and service network.

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

According to Analysys International, we were the leader in the PRC CA systems market in 2008, 2009 and 2010.  According to Analysys International, in 2010, we had an approximately 56% market share based on the number of smart cards shipped, followed by Sumavision Technologies Co., Ltd. with approximately 12% market share, DVN Holdings Ltd. with approximately 12% market share and Irdeto Access B.V. with approximately 11% market share, NDS Group with approximately 7% market share. Kudelski SA with approximately 1% market share and others accounting for the remaining 1%.  For more information about risks relating to our competitors, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—We face intense competition, which could reduce our market share and harm our financial performance.”

Research and Development

Our success to date has in large part resulted from our strong research and development capabilities.  As of December 31, 2010, our research and development team consisted of 308 employees, compared to 272 as of December 31, 2009 and 255 as of December 31, 2008.  Our research and development expenses increased from US$6.9 million in 2008 to US$8.8 million in 2009 and US$10.4 million in 2010.

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

Our research and development personnel are actively seeking ways to improve the security of our CA systems, as well as to prevent content theft at other stages of the television network operators’ chain of transmission.  Other focuses of our research include: (1) adapting our CA systems for use on new television platforms, such as satellite television, mobile television, IPTV and Internet TV; (2) enhancing our CA systems to support applications such as video-on-demand, near video-on-demand, push video-on-demand and personal video recorders; (3) developing new value-added services that will enhance operator revenues; (4) developing a new line of products and technologies, including high-definition and hybrid set-up box solutions and digital rights management products that allow content providers to control the way their content is distributed and reproduced; and (5) applying cloud computing to television application.

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

As of December 31, 2010, we had a total of 31 patents issued and 64 pending patent applications in the PRC.  Our issued patents and pending patent applications relate primarily to digital transmission technologies, encryption and decryption technologies, technologies relating to the production of set-top boxes and smart cards and technologies relating to value-added services.  We have also completed copyright registration of 71 software programs for digital television in the PRC.

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

We have a non-exclusive license to use the English and Chinese names for “NOVEL-TONGFANG” and a graphic logo, free of charge, pursuant to an agreement with N-T Information Engineering.  N-T Information Engineering has registered these names and the logo as trademarks.  Our term of use is from June 1, 2004 until such trademark registrations expire at various dates in 2013.  In November 2007, we ceased using “NOVEL-TONGFANG” in N-S Digital TV’s name by changing the name from “Beijing Novel-Tongfang Digital TV Technology Co., Ltd.” to “Beijing Novel-Super Digital TV Technology Co., Ltd.”  In January 2008, we ceased using the English and Chinese names for “NOVEL-TONGFANG” as trademarks for our products and we intend not to use such trademarks in the future.  We started to use the English and Chinese names for “NOVEL SUPERTV” in combination with the graphic logo we licensed from N-T Information Engineering as the trademarks for our products. In December 2008, we acquired for free the licensed graphic logo from N-T Information Engineering. In 2010, we completed the registration of the trademarks of the English and Chinese names for “NOVEL SUPERTV”, as well as the trademark for a combination of Chinese and English names for “NOVEL SUPERTV” and the graphic logo.

As of December 31, 2010, we owned 41 trademarks — 24 of them are registered trademarks and 17 of them are in the process of being registered. We have 17 registered domain names, five of which were registered with the Ministry of Industry and Information Technology, or MIIT, including novel-supertv.com and chinadtv.cn.

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

Employees

We had 499, 504 and 550 full-time employees as of December 31, 2008, 2009 and 2010, respectively.  We have no part-time employees. Substantially all of our employees are located in the PRC.  The table below shows the number of employees categorized by business area and as a percentage of our workforce as of December 31, 2008, 2009 and 2010:

	As of December 31, 2008		As of December 31, 2009		As of December 31, 2010
	Number	%	Number	%	Number	%
Research and development	255	51.2%	272	54.0%	308	56.0%
Technical service	54	10.8	55	10.9	44	8.0
Sales and marketing	90	18.0	88	17.5	96	17.5
General and administration	70	14.0	60	11.9	71	12.9
Smart card production	30	6.0	29	5.7	31	5.6

Total	499	100.0%	504	100.0%	550	100.0%

As required by applicable PRC regulations, we participate in various employee benefit plans that are organized by municipal and provincial governments, including housing, pension, medical and unemployment benefit plans. We are required under PRC law to make contributions to the employee benefit plans at specified percentages of the salaries, bonuses and certain allowances of our employees, up to a maximum amount specified by the local government from time to time. Members of the retirement plan are entitled to a pension equal to a fixed proportion of the salary prevailing at the member’s retirement date. The total contributions made to employee benefit plans in 2008, 2009 and 2010 were approximately US$1.5 million, US$2.1 million and US$2.8 million, respectively.

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

Cable television network operators are subject to the laws, rules and regulations promulgated from time to time by the State Council, the SARFT and other ministries and government departments.  These regulations include the Administrative Regulations for Television Broadcasting promulgated by the State Council in 1997 and the Interim Measures regarding the Management of Cable TV promulgated by a predecessor government agency of the SARFT in 1990 and amended in January 2011.  Under these laws, rules and regulations:

•	the establishment of a television station or cable television network requires the approval from the SARFT or its relevant local branch;

•	the establishment of a digital pay-television channel requires the approval of the SARFT;

•	basic cable television subscription rates are set by local governments and may not be increased without a public hearing;

•	cable television networks must be designed, constructed and installed by institutions or companies that meet the qualifications set by the SARFT;

•	each province and municipality, respectively, can have only one provincial or municipal cable television network; and

•	various restrictions on television programming must be complied with, including a requirement that television operators shall procure programs only from licensed production companies.

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

Software Products Registration

On March 1, 2009, the former Ministry of Information Industry (now the Ministry of Industry and Information Technology) issued the Measures Concerning Software Products Administration, or Software Measures, to regulate software products and promote the development of the software industry in the PRC.  Pursuant to these Software Measures, all software products used or sold in the PRC must be registered with the relevant authorities.

In addition, software developers or producers are allowed to sell or license their registered software products independently or through agents.  Software products developed in the PRC must be registered with the local provincial government authorities in charge of the information industry and filed with the MIIT.  If no objection is raised within seven business days from the date of the public announcement made by the MIIT after its receipt of the filing, the software products shall be granted registration certificates.  Each registration certificate is valid for five years and may be renewed upon expiration.  The MIIT and other relevant departments may carry out supervision and inspection over the development, production, operation and importing and exporting of software products in the PRC.

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

C.        Organizational Structure

We are a Cayman Islands holding company and conduct substantially all of our business through Super TV, our operating subsidiary in the PRC, and through N-S Digital TV, a PRC company that we control through contractual arrangements.  We own 100% of the equity interest of CDTV BVI, a BVI holding company, that directly owns 100% of the equity interest of Golden Benefit and China Super Media Holdings Limited, or CSM Holdings, each a Hong Kong holding company.  Golden Benefit, in turn, directly owns 100% of the equity interest of Super TV and N-S Digital Technology.  In order to assure that the PRC government does not deem our CA systems to be “non-PRC” CA systems, which would result in a significant competitive disadvantage for us in the PRC market, we have established N-S Digital TV, which is wholly owned by PRC citizens, to produce and sell our CA systems in the PRC.  We do not have any equity interest in N-S Digital TV, but instead enjoy the economic benefits derived from N-S Digital TV through a series of contractual arrangements.

The following diagram illustrates our corporate structure as of the date of this annual report:

(1)	Junming Wu, Shizhou Shen and Lei Zhang are our employees.
(2)	Two of our directors, Dr. Zengxiang Lu and Jianhua Zhu, are also directors of N-S Digital TV.
(3)	Two of our directors, Dr. Zengxiang Lu and Jianhua Zhu, are also directors of Cyber Cloud, and Junming Wu, our employee, is a supervisor of Cyber Cloud.

N-T Information Engineering was established by Tsinghua Enterprise Group, a company affiliated with Tsinghua University, and Hong Kong-based Tsinghua Novel Hi-Tech Investment Holding Ltd. in July 1998, and initially focused on developing, producing and selling digital data broadcasting equipment for cable television operators.  In December 2002, N-T Information Engineering completed its acquisition of the CA systems-related assets of Tsinghua Tongfang.  In March 2004, CDTV BVI was incorporated as a holding company in the BVI. Following the establishment of CDTV BVI, we restructured our operations in connection with an investment by SAIF.  As part of this restructuring, we established Super TV, a wholly owned subsidiary of CDTV BVI, on May 31, 2004.  On the same day, N-T Information Engineering and Li Yang, a PRC citizen employed by SAIF, established N-S Digital TV.  In June 2004, N-S Digital TV acquired from N-T Information Engineering its smart card and CA systems business and, in August 2006, N-S Digital TV acquired from N-T Information Engineering its set-top box design business.  In April 2007, a new holding company, CDTV Holding, was established in the Cayman Islands.  In May 2007, CDTV BVI executed a 40-for-1 share split of its ordinary shares and Series A preferred shares.  Following this share split, the shareholders of CDTV BVI exchanged all of their shares of CDTV BVI for shares of CDTV Holding in proportion to their percentage interest in CDTV BVI.  As a result, CDTV BVI became a wholly owned subsidiary of CDTV Holding.  In August 2007, with our consent, Ms. Yang transferred her entire equity interest in N-S Digital TV to Wei Gao, a PRC citizen employed by an affiliated company of SAIF.  Wei Gao further transferred her entire equity interest in N-S Digital TV to Junming Wu in June 2008, and N-T Information Engineering transferred its entire equity interest in N-S Digital TV to Shizhou Shen and Lei Zhang in November 2008.

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

In December 2007, Super TV established a wholly owned subsidiary, N-S Media Investment, in the PRC to partner with the PRC’s cable television operators and content providers to offer value-added services to television viewers.  In light of the applicable PRC regulatory restrictions on foreign investment in advertising business, which some of the value-added television services to be offered by N-S Media Investment and its subsidiaries could be categorized as, Super TV transferred all of its equity interests in N-S Media Investment to N-S Digital TV in October 2008.  In February 2008, CDTV BVI established a wholly-owned subsidiary, CSM Holdings, in Hong Kong.  In addition, in June 2008, N-S Digital TV established a joint venture, Dongguan SuperTV, with other investors to provide value-added services to television viewers in Dongguan, Guangdong Province.  In September 2008, N-S Digital TV exercised an option to purchase an additional 10% equity interest in the joint venture from Mr. Lai. In July 2009, N-S Digital TV sold its 20% equity interest in Dongguan SuperTV to a new investor, Guangdong Jiacai. In August 2010, N-S Digital TV entered into an equity transfer agreement with Guangdong Jiacai to purchase 20% equity interest in Dongguan SuperTV from Guangdong Jiacai.  After those transactions, the equity interest of Dongguan SuperTV held by N-S Digital TV increased to 60% and N-S Digital TV became entitled to 70% of shareholders’ voting rights in Dongguan SuperTV.  In October 2008, N-S Media Investment established a wholly owned subsidiary, Guangdong SuperTV, to provide value-added services to television viewers in Guangdong Province.  In August 2010, all of the equity interest in Guangdong SuperTV was transferred to Guangzhou Rujia.

In April 2010, we established N-S Digital Technology, a wholly-owned subsidiary of Golden Benefit, in the PRC.  In July 2010, we established N-S Investment Holdings, a wholly-owned subsidiary of Super TV, in the PRC.  In addition, in January 2011, we established Cyber Cloud, a subsidiary in which Super TV holds a 90% equity interest, in the PRC.

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

•
without Super TV’s consent, the shareholders of N-S Digital TV may not (1) transfer or pledge their equity interests in N-S Digital TV, (2) cause N-T Information Engineering or N-S Digital TV to issue new shares, (3) receive any dividends, loan interest or other benefits from N-S Digital TV or (4) make any material adjustment or change to N-S Digital TV’s business or operations;

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

D.        Property, Plants and Equipment

We currently maintain our headquarters and substantially all of our operations at Jingmeng High-Tech Building B, 4th Floor, No. 5 Shangdi East Road, Haidian District, Beijing 100085, PRC, where we lease 8,818 square meters of office space pursuant to five two-year lease agreements with the same landlord for separate portions of the total space.  The five lease agreements are: (1) a lease agreement of N-S Digital TV with respect to an area of 2,788 square meters for its operational use; (2) a lease agreement of Super TV with respect to an aggregate area of 5,194 square meters for its operational use; (3) a lease agreement of Super TV with respect to an aggregate area of 179 square meters used as a workroom for our set-top box manufacturer customers to test our products; (4) a lease agreement of N-S Media Investment with respect to an aggregate area of 498 square meters for its operational use; and (5) a lease agreement of Super TV with respect to an aggregate area of 159 square meters used as a laboratory by our research and development department.  The lease agreement referred to in item (5) above expired in April 2011, and the other lease agreements expired in March 2011.  We intend to continue leasing the forgoing space and are currently in the process of finalizing the relevant leasing arrangements with the landlord.  In addition, in July 2010, Super TV entered into a lease agreement with respect to an aggregate area of 463 square meters for its operational use, which was terminated in April 2011.

In addition, we lease office space for service and support centers in Hangzhou, Nanhai, Changsha, Hefei, Nanchang and Zhengzhou.  We routinely review our needs for office space in light of the development of our operations.  We believe that the office space that we currently lease is sufficient for our current and immediately foreseeable needs.  We may lease additional space if needed in the future.

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

PRC television network operators are in the process of switching from analog to digital transmissions, and the PRC government has set a target of 2015 for cable operators nationwide to complete the digital transition.  As of December 31, 2010, we had installed CA systems at 297 digital television network operators in 27 of the 32 provinces, autonomous regions and centrally administered municipalities in the PRC.  In addition, in 2010, we had installed CA systems outside the PRC.  We derive a substantial majority of our revenues from sales of our smart cards, which accounted for 90.8%, 89.0% and 93.6% of our total revenues in 2008, 2009 and 2010, respectively.  We expect that the sales of our smart cards will continue to constitute the majority of our revenues in the near future.  We sold 9.9 million, 8.8 million and 16.2 million smart cards in 2008, 2009 and 2010, respectively, and our net revenues were US$70.3 million, US$54.7 million, US$87.1 million in 2008, 2009 and 2010, respectively.  Our net income was US$43.1 million, US$25.3 million and US$33.4 million in 2008, 2009 and 2010, respectively.

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

In addition to the factors discussed above, our reported results are also affected by the fluctuations in the value of the Renminbi against the U.S. dollar, as our reporting currency is the U.S. dollar while the functional currency of our subsidiaries and variable interest entities in China, which operate substantially all of our business, is the Renminbi. In 2008, 2009 and 2010, the Renminbi appreciated against the U.S. dollar by approximately 6.4%, 0.01% and 3.3% respectively. The appreciation of the Renminbi against the U.S. dollar contributed to the increase in our net income reported in U.S. dollar terms in 2008, 2009 and 2010, respectively.  For additional information relating to the fluctuations in the value of the Renminbi against the U.S. dollar, see “Item 3. Key Information—A. Selected Financial Data—Exchange Rate Information,” “Item 3. Key Information—D. Risk Factors—Risks Relating to the People’s Republic of China—Fluctuations in exchange rates could result in foreign currency exchange losses.” and “Item 11. Quantitative and Qualitative Disclosures About Market Risks—Foreign Currency Risk.”

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

Revenues from the sales of our products and services accounted for 94.0% and 6.0%, respectively, of our total revenues in 2010 and 89.3% and 10.7%, respectively, of our total revenues in 2009.  Our revenues also include certain refunds of value-added taxes from PRC tax authorities that we previously paid with respect to some of our software products.  See “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Taxes and Incentives” below for more information.

Our net revenues represent total revenues less PRC business tax and related surcharges and cultural construction fees relating to advertising services. See “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Taxes and Incentives—PRC—Business Tax” below for more information.

Cost of Revenues

Cost of revenues primarily includes: costs of raw materials, such as computer chips manufactured by third-party suppliers and used in our smart cards and other products; personnel costs directly relating to provision of our services; warranty costs relating to our smart card sales; depreciation and amortization costs; share-based compensation allocated to the production and processing of our smart cards and other products; fees paid to our sales agents; and other miscellaneous costs.  These costs are allocated to our two types of revenue-generating activities as their respective costs of revenues.  Cost of revenues related to the sales of our products and to the sales of our services accounted for 83.3% and 16.7%, respectively, of our total cost of revenues in 2010 and 72.5% and 27.5%, respectively, of our total cost of revenues in 2009.  As a percentage of our net revenues, cost of revenues decreased from 24.5% in 2009 to 20.9% in 2010.

Gross Profit and Gross Margin

Gross profit is equal to net revenues less cost of revenues. Gross margin is equal to gross profit divided by net revenues. Our gross margin was 80.5%, 75.5% and 79.1% in 2008, 2009 and 2010, respectively.  The decrease in our gross margin from 2008 to 2009 was primarily attributable to the decrease in the average selling price, or ASP, of our smart cards. The increase from 2009 to 2010 was primarily attributable to changes in product mix, reflecting an improvement in our higher margin businesses, principally from sales of smart cards.

The average unit cost of our smart cards in U.S. dollar terms decreased by approximately 0.9% from 2008 to 2009 and further decreased by approximately 15.2% from 2009 to 2010, principally as a result of the decline in chip and production costs.

Operating Expenses

Our operating expenses consist of research and development expenses, selling and marketing expenses and general and administrative expenses. Each of these components of our operating expenses includes a portion of our total share-based compensation expenses, which are generally allocated according to the functions of those individuals who received share-based awards.

Research and Development Expenses.  Research and development expenses consist primarily of costs associated with the design, development and testing of our products and technologies. Among other things, these costs include compensation and benefits for our research and development staff, rental for our office premises used for research and development activities, depreciation expenses related to equipment used in research and development activities, expenditures for purchases of supplies and other relevant costs.  Compensation and benefits for our research and development staff accounted for the majority of our research and development expenses. Research and development expenses as a percentage of our net revenues were 16.0% and 12.0% in 2009 and 2010, respectively.

Selling and Marketing Expenses.  Selling and marketing expenses consist primarily of compensation and benefits for our sales and marketing staff, expenses for promotional, advertising, travel and entertainment activities, marketing-related consulting fees, expenditures for purchases of supplies and amortization of intangible assets.  Selling and marketing expenses as a percentage of our net revenues were 13.2% and 9.8% in 2009 and 2010, respectively.

General and Administrative Expenses.  General and administrative expenses consist primarily of compensation and benefits for our general management, finance and administrative staff, professional advisory fees, depreciation and amortization with respect to equipment used for general corporate purposes, rental costs for our office premises used by general management, finance and administrative staff, and other expenses incurred in connection with general corporate purposes.  General and administrative expenses as a percentage of our net revenues were 8.8% and 7.3% in 2009 and 2010, respectively.

Share-Based Compensation Expenses.  We account for share-based compensation expenses based on the fair value of share option grants at the date of grant.

We adopted our 2005, 2008 and 2010 Stock Incentive Plans in February 2005, September 2007 and November 2010, respectively, and as of December 31, 2010, options to purchase 2,015,381 ordinary shares had been granted and were outstanding under the plans.  In February 2010, we granted options to purchase 42,880 ordinary shares to Dr. Zengxiang Lu, all of which have been exercised. In November 2010, we granted options to purchase 50,000 ordinary shares to Weixu Huang, an employee of our company, none of which have been exercised.  In November 2010, we also granted options to purchase 1,000,000 ordinary shares to Jianhua Zhu, our chairman and chief executive officer, none of which have been exercised. We incurred US$1.0 million, US$1.7 million and US$1.5 million in share-based compensation expenses in 2008, 2009 and 2010, respectively.  For additional information regarding our share-based compensation expenses, see Note 20 to our consolidated financial statements included elsewhere in this annual report.

The table below shows the allocation of share-based compensation charges to cost of revenues and our operating expense line items for the periods indicated:

	For the years ended December 31,
Share-Based Compensation Related to:	2008		2009		2010
	(In thousands)
Cost of revenues	US$	35	US$	30	US$	10
Research and development expenses		481		713		393
Selling and marketing expenses		186		447		384
General and administrative expenses		342		472		691
Total	US$	1,044	US$	1,662	US$	1,478

Income from Operations

Income from operations represents gross profit less operating expenses.

Non-operating Income (Expenses)

Non-operating income (expenses) includes interest income, impairment loss of cost method investment and other income or expenses, each as presented in our consolidated statements of operations.  Our interest income was US$9.1 million, US$6.1 million and US$5.3 million in 2008, 2009 and 2010, respectively.   Our impairment loss of cost method investment was US$5.0 million in 2010.

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

Critical Accounting Policies

We prepare our financial statements in conformity with U.S. GAAP, which requires us to make estimates and assumptions that affect our reporting of, among other things, assets and liabilities, contingent assets and liabilities and revenues and expenses.  We continually evaluate these estimates and assumptions based on the most recently available information, our own historical experiences and other factors that we believe to be relevant under the circumstances.  Since our financial reporting process inherently relies on the use of estimates and assumptions, our actual results could differ from what we expect.  This is especially true with some accounting policies that require higher degrees of judgment than others in their application.  We consider the policies discussed below to be critical to an understanding of our consolidated financial statements because they involve the greatest reliance on our management’s judgment.

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

Deferred Costs.  Where revenue from a head-end system integration contract is deferred and recognized over the PCS term, we defer the costs directly associated with such revenue.  Such costs mainly relate to hardware and software purchased from third-party suppliers.  Deferred costs are recorded as an asset and amortized to cost of revenue over the same period as that over which the corresponding revenue is recognized.

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

Held-to-maturity investments.  Investments are classified as held-to-maturity when we have the intent and ability to hold the debt security to maturity.

We review the held-to-maturity investments in securities for other-than-temporary impairment, or OTTI, based on the specific identification method. We consider available quantitative and qualitative evidence in evaluating the potential impairment of our investments. If the cost of an investment exceeds the investment’s fair value, we consider, among other factors, general market conditions, the duration and the extent to which the fair value of the investment is less than the cost, and our intent and ability to hold the investment. OTTI is recognized as a loss in the income statement.

We separate the amount of the OTTI for investments in debt securities into the amount that is credit related, which is referred to as the credit loss component, and the amount that is due to all other factors. The credit loss component is recognized in earnings, which represents the difference between a security’s amortized cost basis and the discounted present value of expected future cash flows. The amount due to other factors is recognized in other comprehensive income if the entity neither intends to sell and will not more likely than not be required to sell the security before recovery. The difference between the amortized cost basis and the cash flows expected to be collected is accreted as interest income.

Equity method investments.  Investee companies over which we have the ability to exercise significant influence, but do not have a controlling interest, are accounted for using the equity method.  Significant influence is generally considered to exist when we have an ownership interest in the voting stock of the investee between 20% and 50%, and other factors, such as representation on the investee’s board of directors, voting rights and the impact of commercial arrangements, are considered in determining whether the equity method of accounting is appropriate.

Investee companies over which we have equity interest over 50%, but where the noncontrolling shareholders have substantive rights to participate in significant operating decisions, are accounted for using the equity method.

An impairment charge is recorded if the carrying amount of the investment exceeds its fair value and this condition is determined to be other-than-temporary.

Cost method investments.  For investee companies over which we do not have significant influence and a controlling interest, we carry the investment at cost and recognizes as income for any dividend received from distribution of the investee’s earnings.

An impairment charge is recorded if the carrying amount of the investment exceeds its fair value and such excess is determined to be other-than-temporary. As a result of the assessment process for OpenV, we recognized an impairment charge of US$5.0 million to our cost method investment.

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

Under this model, we made a number of assumptions regarding the fair value of the options, including:

•	the expected future volatility of our ordinary share price;

•	the risk-free interest rate;

•	the expected life of the options;

•	the expected dividend yield;

•	the exercise price; and

•	the estimated fair value of our ordinary shares at the grant date for options granted prior to our initial public offering.

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

A change in any of the terms or conditions of share options will be accounted for as a modification of the plan. Consequently, we calculates incremental compensation cost of a modification as the excess of the fair value of the modified option over the fair value of the original option immediately before its terms are modified, measured based on the share price and other pertinent factors at the modification date. For vested options, we would recognize incremental compensation cost in the period of the modification occurred. For unvested options, we would recognize, over the remaining requisite service period, the sum of the incremental compensation cost and the remaining unrecognized compensation cost for the original award on the modification date.

Recently Issued Accounting Pronouncements

See Note 2(y) to our consolidated financial statements included elsewhere in this annual report for recently issued accounting standards that we believe may have implications on our consolidated financial statements for future periods.

Taxes and Incentives

Cayman Islands, British Virgin Islands and Hong Kong

Our company, as an exempted company incorporated in the Cayman Islands, and CDTV BVI, our wholly owned subsidiary incorporated in BVI, are not subject to any income or capital gains tax under the current laws of the Cayman Islands and BVI.  Golden Benefit and CSM Holdings, our indirectly wholly owned subsidiaries incorporated in Hong Kong, are subject to 17.5% Hong Kong profits tax for the years ended 2008, 16.5% Hong Kong profits tax for the years ended December 31, 2009 and 2010 on their activities conducted in Hong Kong.

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

Effective from January 1, 2008, the 2008 EIT Law imposes a tax rate of 25% on all enterprises, including foreign-invested enterprises, and terminates many of the tax exemptions, reductions and preferential treatments available under previous tax laws and regulations.  However, under the 2008 EIT Law, enterprises that were established before March 16, 2007 and already enjoy preferential tax treatments will continue to enjoy them (1) in the case of certain preferential tax rates that are specified by tax legislations, for a transition period of five years from January 1, 2008 or (2) in the case of tax exemption or reduction for a specified term, until the expiration of such term.  Under the 2008 EIT Law, “high-and-new technology enterprises strongly supported by the State” are entitled to a preferential tax rate of 15%.  In December 2008, N-S Digital TV and Super TV successfully obtained their respective high-and-new technology enterprise certificates under the 2008 EIT Law and are therefore recognized as “high-and-new technology enterprises strongly supported by the State” and qualified for a preferential tax rate of 15%.  As a result, each of N-S Digital TV and Super TV continued to enjoy a 50% reduction of income tax until the end of 2009, and thereafter, they have been entitled to a preferential enterprise income tax rate of 15%.  In 2010, Super TV was designated as a “Key Software Enterprise” by the relevant PRC government authorities and, as a result, qualified for a preferential tax rate of 10% for that year.

Each of N-S Media Investment and Dongguan SuperTV was subject to an enterprise income tax rate of 25% in each of 2008, 2009 and 2010. Each of N-S Digital Technology, N-S Investment Holdings and Guangdong R&D was subject to an enterprise income tax rate of 25% in 2010.

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

Value-Added Tax Refunds.  Pursuant to a PRC tax policy intended to encourage the development of software and integrated circuit industries, each of N-S Digital TV and Super TV is entitled to a refund of value-added tax paid at a rate of 14% of the sale value of some of our software products.  The amount of the refund for this value-added tax included in our total revenues was US$6.5 million, US$4.1 million and US$7.6 million in 2008, 2009 and 2010, respectively, accounting for 9.2%, 7.4% and 8.7%, respectively, of our total revenues in the corresponding periods.  We include such refunds in the total revenues in our consolidated statements of operations included elsewhere in this annual report.  The value-added tax refund benefits have been renewed for N-S Digital TV and Super TV from January 1, 2011.  Each of N-S Digital TV’s subsidiaries was subject to a standard value-added tax rate of 17% without any tax refunds in 2010.

Business Tax.  Each of N-S Digital TV and its subsidiaries is subject to business tax and related surcharges as well as cultural construction fees relating to our advertising services at a rate of (1) approximately 8.5% on revenues generated from advertising services after deduction of certain costs permitted by the PRC tax regulations and (2) approximately 5.5% on certain other service-type revenues, including those from our head-end integration services, head-end system development services, licensing income and royalty income.  Super TV is currently exempted from business tax at a rate of 5% on the revenues generated by the services it currently provides. As a foreign-invested company, Super TV has been subject to surcharges since December 1, 2010.

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

Recent Acquisitions

See “Item 4. Information on the Company—A. History and Development of the Company—Our Investments and Acquisitions.”

Results of Operations

The following table sets forth our condensed consolidated statements of operations by amount and as a percentage of our net revenues for the periods indicated:

	For the years ended December 31,
	2008			2009			2010
	Amount		% of Net Revenues	Amount		% of Net Revenues	Amount		% of Net Revenues
	(In thousands, except percentages)

Revenues:
Products	US$	64,412	91.6%	US$	49,146	89.8%	US$	82,518	94.7%
Service		6,285	8.9		5,918	10.8		5,225	6.0
Total revenues		70,697	100.5		55,064	100.6		87,743	100.7
Business taxes		(363)	(0.5)		(360)	(0.6)		(620)	(0.7)
Net revenues		70,334	100.0		54,704	100.0		87,123	100.0
Cost of revenues:(1)
Products		10,877	15.5		9,716	17.8		15,148	17.4
Service		2,828	4.0		3,686	6.7		3,040	3.5
Total cost of revenues		13,705	19.5		13,402	24.5		18,188	20.9
Gross profit		56,629	80.5		41,302	75.5		68,935	79.1
Operating expenses:
Research and development expenses(1)		6,921	9.8		8,779	16.0		10,432	12.0
Selling and marketing expenses(1)		6,063	8.6		7,203	13.2		8,504	9.8
General and administrative expenses(1)		6,084	8.7		4,793	8.8		6,389	7.3

	For the years ended December 31,
	2008			2009			2010
	Amount		% of Net Revenues	Amount		% of Net Revenues	Amount		% of Net Revenues
	(In thousands, except percentages)

Total operating expenses		19,068	27.1		20,775	38.0		25,325	29.1
Income from operations		37,561	53.4		20,527	37.5		43,610	50.1
Interest income		9,138	13.0		6,070	11.1		5,294	6.0
Impairment loss of cost method investment		-	-		-	-		(5,000)	(5.7)
Other expense		(412)	(0.6)		(65)	(0.1)		(92)	(0.1)
Income before income taxes		46,287	65.8		26,532	48.5		43,812	50.3
Income tax expense		(3,235)	(4.6)		(1,261)	(2.3)		(10,250)	(11.7)
Net income before income/(loss) from equity method investments		43,052	61.2		25,271	46.2		33,562	38.6
Income/(loss) from equity method investments, net of income taxes		(4)	0.0		20	0.0		(151)	(0.2)
Net income		43,048	61.2		25,291	46.2		33,411	38.4
Net loss attributable to noncontrolling interest		14	0.0		13	0.0		10	0.0
Net income attributable to holders of ordinary shares	US$	43,062	61.2%	US$	25,304	46.2%	US$	33,421	38.4%

(1)	Share-based compensation charges incurred during the period related to:

	For the years ended December 31,
	2008			2009			2010
	Amount		% of Net Revenues	Amount		% of Net Revenues	Amount		% of Net Revenues
	(In thousands, except percentages)
Cost of revenues	US$	35	0.0%	US$	30	0.1%	US$	10	0.0%
Research and development expenses		481	0.7		713	1.3		393	0.5
Selling and marketing expenses		186	0.3		447	0.8		384	0.4
General and administrative expenses	US$	342	0.5%	US$	472	0.9%	US$	691	0.8%

Comparison of Years Ended December 31, 2010 and December 31, 2009

Revenues.  The following table sets forth revenues by sources and the percentage of our total revenues for the periods indicated:

	For the years ended December 31,
	2009			2010
	Amount		% of Total Revenues	Amount		% of Total Revenues
	(In thousands, except percentages)
Products
Smart cards	US$	49,005	89.0%	US$	82,153	93.6%
Set-top boxes and others		141	0.3		365	0.4
Subtotal		49,146	89.3		82,518	94.0
Services
Head-end system integration		3,265	5.9		2,399	2.7
Head-end system development		462	0.8		595	0.7
Licensing income		1,147	2.0		1,565	1.8
Royalty income		688	1.3		662	0.8
Other services		356	0.7		4	0.0
Subtotal		5,918	10.7		5,225	6.0
Total revenues	US$	55,064	100.0%	US$	87,743	100.0%

Our total revenues increased by 59.3% to US$87.7 million in 2010 from US$55.1 million in 2009, reflecting an increase in the revenue from the sales of our products, particularly, smart cards.

Revenues from the sales of our products increased by 67.9% to US$82.5 million in 2010 from US$49.1 million in 2009, principally as a result of a significant increase in smart card shipment reflecting growing market demand, which is partially offset by a decline in ASP. The decrease in the ASP of smart cards by 8.1% from 2009 to 2010 was primarily due to intensified competition within the industry.

Revenues from the sales of our services decreased by 11.7% to US$5.2 million in 2010 from US$5.9 million in 2009, mainly due to lower system integration income in 2010.

Net Revenues.  Our net revenues increased by 59.3% to US$87.1 million in 2010 from US$54.7 million in 2009.

Cost of Revenues.  The following table sets forth cost of revenues by sources of revenues by amount and as a percentage of net revenues for the periods indicated:

	Years ended December 31,
	2009			2010
	Amount		% of Net Revenues	Amount		% of Net Revenues
	(In thousands, except percentages)
Products	US$	9,716	17.8%	US$	15,148	17.4%
Services		3,686	6.7		3,040	3.5
Total cost of revenues	US$	13,402	24.5%	US$	18,188	20.9%

Cost of revenues increased by 35.7% to US$18.2 million in 2010 from US$13.4 million in 2009, primarily reflecting an increase in the costs relating to our products, which was partially offset by a decrease in the costs relating to our services.  Cost of revenues relating to our products increased by 55.9% to US$15.1 million in 2010 from US$9.7 million in 2009, corresponding to the increase in smart cards shipments.  Cost of revenues relating to our services decreased by 17.5% to US$3.0 million in 2010 from US$3.7 million in 2009, corresponding to the decrease in the revenues from head-end system integration services.

Gross Profit and Gross Margin.  Gross profit increased by 66.9% to US$68.9 million in 2010 from US$41.3 million in 2009.  Our gross margin increased to 79.1% in 2010 from 75.5% in 2009, reflecting the higher percentage of revenues from smart cards sales as part of total revenues in 2010 compared to 2009.  Smart cards sales  generally have higher profit margins than the head-end system integration business.

Operating Expenses.  Our operating expenses increased by 21.9% to US$25.3 million in 2010 from US$20.8 million in 2009.  This increase primarily reflected increases in research and development expenses, marketing expenses and general and administrative expenses.  Operating expenses, as a percentage of net revenues, decreased to 29.1% in 2010 from 38.0% in 2009.

Research and Development Expenses.  Our research and development expenses increased by 18.8% to US$10.4 million in 2010 from US$8.8 million in 2009.  This increase was primarily due to an increase in the number of our research and development staff and higher investment in new technologies such as cloud service solutions and integrated security chips.  Our research and development expenses, as a percentage of net revenues, decreased to 12.0% in 2010 from 16.1% in 2009.

Selling and Marketing Expenses.  Our selling and marketing expenses increased by 18.1% to US$8.5 million in 2010 from US$7.2 million in 2009.  This increase was mainly attributable to higher compensation costs associated with sales force expansion and higher marketing expenditures.  Our selling and marketing expenses, as a percentage of net revenues, decreased to 9.8% in 2010 from 13.2% in 2009.

General and Administrative Expenses.  Our general and administrative expenses increased by 33.3% to US$6.4 million in 2010 from US$4.8 million in 2009.  This increase was principally a result of an increase in compensation costs and lower reimbursement from the Company’s ADR depositary bank.

Income from Operations.  As a result of the foregoing, our income from operations increased by 112.5% from US$20.5 million in 2009 to US$43.6 million in 2010.

Non-operating Income (Expenses).  We had non-operating income of US$0.2 million in 2010 compared to US$6.0 million in 2009.  Our non-operating income in 2010 primarily consisted of interest income of US$5.3 million, which was partially offset by impairment charges of US$5.0 million and other expenses of US$0.1 million.  Our interest income decreased by 12.8% to US$5.3 million in 2010 from US$6.1 million in 2009.  This decrease was principally a result of decreases in both the average balance of our bank deposits and the average effective interest rates.  In the fourth quarter of 2010, we recorded an impairment charge equal to the entire amount of our US$5.0 million investment in OpenV.  In October 2010, we were informed that OpenV was under investigation over alleged copyright infringements relating to some of its online video content. As of December 31, 2010, we understood that its executive officers were still in police custody in the PRC and that its normal online video services had not been restored.  Based on the foregoing, we had doubts on OpenV’s ability to continue as a going concern, and as a result, we wrote off the entire amount of our original US$5.0 million investment in OpenV.

Net Income Attributable to Holders of Ordinary Shares.  As a result of the foregoing, net income increased by 32.1% to US$33.4 million in 2010 from US$25.3 million in 2009.  Our basic and diluted earnings per ordinary share in 2010 were US$0.57 and US$0.57, respectively.

Comparison of Years Ended December 31, 2009 and December 31, 2008

Revenues.  The following table sets forth revenues by sources and the percentage of our total revenues for the periods indicated:

	For the years ended December 31,
	2008			2009
	Amount		% of Total Revenues	Amount		% of Total Revenues
	(In thousands, except percentages)
Products
Smart cards	US$	64,216	90.8%	US$	49,005	89.0%
Set-top boxes and others		196	0.3		141	0.3
Subtotal		64,412	91.1		49,146	89.3
Services
Head-end system integration		3,461	4.9		3,265	5.9
Head-end system development		573	0.8		462	0.8
Licensing income		1,610	2.3		1,147	2.0
Royalty income		641	0.9		688	1.3
Other services		—	—		356	0.7
Subtotal		6,285	8.9		5,918	10.7
Total revenues	US$	70,697	100.0%	US$	55,064	100.0%

Our total revenues decreased by 22.1% to US$55.1 million in 2009 from US$70.7 million in 2008, reflecting a decrease in the revenues from the sales of our products, particularly, smart cards.

Revenues from the sales of our products decreased by 23.7% to US$49.1 million in 2009 from US$64.4 million in 2008, primarily due to a decrease in the revenues from the sales of our smart cards, which accounted for substantially all of our revenues from the sales of our products in both 2008 and 2009.  The decrease in the revenues from the sales of smart cards was primarily attributable to decreases in both shipment volume and the ASP of smart cards in 2009. The decrease in shipment volume reflects a slowdown in the development of the PRC television digitalization market in 2009.  As compared to 2008, the PRC’s CA systems industry in 2009 was developing more slowly mainly due to two reasons.  First, as a result of the potential consolidation within the cable television industry and delays in raising television subscription fees in certain regions, some cable operators were more cautious in making new investments, including postponing smart card purchases in 2009.  Second, the pace of mass migration from analog to digital television slowed down as the execution transitioned from larger cities to smaller cities and counties in the PRC where households are more dispersed and basic network infrastructure is less developed.  The decrease in the ASP of smart cards by 12.8% in Renminbi terms from 2008 to 2009 was primarily due to intensified competition within the industry.

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

Cost of Revenues.  The following table sets forth cost of revenues by sources of revenues by amount and as a percentage of net revenues for the periods indicated:

	Years ended December 31,
	2008			2009
	Amount		% of Net Revenues	Amount		% of Net Revenues
	(In thousands, except percentages)
Products	US$	10,877	15.5%	US$	9,716	17.8%
Services		2,828	4.0		3,686	6.7
Total cost of revenues	US$	13,705	19.5%	US$	13,402	24.5%

Cost of revenues decreased by 2.2% to US$13.4 million in 2009 from US$13.7 million in 2008, primarily reflecting a decrease in the costs relating to our products, which was partially offset by an increase in the costs relating to our services.  Cost of revenues relating to our products decreased by 10.7% to US$9.7 million in 2009 from US$10.9 million in 2008, primarily due to the decrease of the shipment volume of smart cards during the same period.  Cost of revenues relating to our services increased by 30.3% to US$3.7 million in 2009 from US$2.8 million in 2008, largely due to a large project of head-end system integration conducted for a customer in 2009 with substantial costs for purchasing hardware and software.

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

Income from Operations.  As a result of the foregoing, our income from operations decreased by 45.4%  from US$37.6 million in 2008 to US$20.5 million in 2009.

Non-operating Income (Expenses).  We had non-operating income of US$6.0 million in 2009 compared to US$8.7 million in 2008.  Our non-operating income in 2009 primarily consisted of interest income of US$6.1 million, which was partially offset by other expenses of US$0.1 million.  Our interest income decreased by 33.6% to US$6.1 million in 2009 from US$9.1 million in 2008, reflecting a significant reduction in our bank deposits due to our US$57.3 million special dividend payment in February 2009.

Net Income Attributable to Holders of Ordinary Shares.  As a result of the foregoing, net income decreased by 41.2% to US$25.3 million in 2009 from US$43.1 million in 2008.  Our basic and diluted earnings per ordinary share in 2009 were US$0.44 and US$0.43, respectively.

B.        Liquidity and Capital Resources

Liquidity

	For the years ended December 31,
	2008		2009		2010
	(In thousands)
Cash and cash equivalents	US$	202,947	US$	131,087	US$	148,944
Net cash provided by operating activities		38,403		18,471		32,573
Net cash (used in)/provided by investing activities		(51,922)		(33,755)		19,626
Net cash used in financing activities	US$	(13,929)	US$	(56,537)	US$	(39,033)

Operating Activities.  Net cash provided by operating activities was US$32.6 million in 2010, which was primarily derived from our net income of US$33.4 million, adjusted to reflect the adding back of US$5.0 million in impairment loss of cost method investment, US$1.3 million in depreciation and amortization costs and US$1.5 million share-based compensation charges.  Net income was partially offset by a US$11.7 million increase in accounts receivable, a US$2.4 million increase in prepaid expenses and other current assets, and a US$1.4 million decrease in income tax payable.  The significant increase in accounts receivable largely reflected the significant increase in revenues in the later part of 2010.

Net cash provided by operating activities was US$18.5 million in 2009, which was primarily derived from our net income of US$25.3 million, adjusted to reflect the adding back of US$1.7 million in depreciation and amortization costs and US$1.7 million share-based compensation charges.  Net income was partially offset by a US$2.9 million increase in pre-paid expenses and other current assets, a US$2.6 million decrease in accrued expenses and other current liabilities and a US$1.5 million increase in accounts and notes receivable.  The significant increase in prepaid expenses and other current assets was mainly due to an increase in accrued interest income.  The significant decrease in accrued expenses and other current liabilities primarily reflected decreases in other tax payable and amount due to employees for share option exercise proceeds. The increase in accounts and notes receivable reflected more favorable credit terms awarded to our major customers due to intense competition and recent economic downturn in the PRC.

Net cash provided by operating activities was US$38.4 million in 2008, which was primarily derived from our net income of US$43.1 million, adjusted to reflect an increase in the accrued expenses and other current liabilities by US$3.6 million and adding back of US$1.3 million in depreciation and amortization costs and US$1.0 million in non-cash share-based compensation charges. Net income was partially offset by a US$5.9 million increase in accounts receivable, a US$2.5 million decrease in deferred revenues, pre-paid expenses and other current assets of US$3.5 million and a US$1.0 million increase in inventories. The significant increase in accrued expenses and other current liability was largely due to the increase in proceeds to the employees from their exercise of our share options that were temporarily deposited with our company and other tax payable. The significant increase in accounts receivable was mainly attributable to the more favorable credit terms we granted to our major customers in light of competition as well as recent economic downturn. Such increase was also attributable to the growth of the sales of our smart cards. The significant decrease during 2008 in deferred revenues reflected a decrease in advance payments from customers who purchase our smart cards.

Investing Activities.  Net cash provided by investing activities was US$19.6 million in 2010, primarily consisting of an aggregate of US$37.8 million in proceeds from held to maturity corporate and PRC government bonds, a withdrawal of US$25.0 million from our bank deposits maturing over three months, interest income of US$1.4 million from held-to-maturity investments, which was partially offset by an aggregate of US$24.8 million used to purchase additional corporate and government bonds, an aggregate of US$13.5 million used in long term investment, US$6.8 million used in prepaid investment and an aggregate of US$0.6 million used to purchase computers and other electronic equipment and motor vehicles.

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

Net cash used in investing activities was US$52.0 million in 2008, reflecting US$48.3 million in bank deposits maturing over three months, long-term loans totaling US$1.8 million in aggregate principal amount to Shizhou Shen and Lei Zhang, our employees, to support their acquisition of certain equity stake in N-S Digital TV from N-T Information Engineering, an aggregate of US$3.1 million used to purchase the digital watermarking and image tracing technologies and the equity interest in N-S Digital TV from N-T Information Engineering and US$1.0 million used to purchase property and equipment, which were partially offset by a receipt of US$1.6 million loan repayment from N-T Information Engineering and US$0.8 million reduction of restricted cash.

Financing Activities.  Net cash used in financing activities was US$39.0 million in 2010, consisting of a US$40.3 million special cash dividend paid to ordinary shareholders, which was partially offset by US$1.3 million in proceeds from the exercise of our share options by employees.

Net cash used in financing activities was US$56.5 million in 2009, consisting of a US$57.3 million special cash dividend we declared in December 2008 and paid in early 2009, which was partially offset by US$0.8 million in proceeds from the exercise of our share options by employees and Tech Power Enterprises.

Net cash used in financing activities was US$14.0 million in 2008, consisting of US$16.3 million used to repurchase our ordinary shares and US$0.7 million of costs and expenses incurred relating to our initial public offering, which were partially offset by US$0.7 million capital injection by an individual shareholder in Dongguan SuperTV and US$2.3 million in proceeds from the exercise of our share options by our employees and Tech Power Enterprise.

According to the revised PRC Company Law, which took effect on January 1, 2006, our subsidiaries and variable interest entities in the PRC are required to make appropriations to the statutory surplus reserve are still required to be made at the rate of 10% of profits after tax as determined under PRC GAAP until the balance of such reserve fund reaches 50% of the entities’ registered capital.

Our subsidiaries and our variable interest entities in the PRC may, upon a resolution passed by their respective shareholders, convert the statutory surplus reserve into capital.  The statutory reserve represents appropriations of retained earnings determined according to PRC law and may not be distributed.  There were no appropriations to reserves other than to those of our subsidiaries and our variable interest entity in the PRC during any of the periods presented.  However, as a result of these laws, approximately US$12.7 million and US$17.3 million of our retained earnings was not available for distribution as of December 31, 2009 and December 31, 2010, respectively.

Capital Expenditures

In 2008, 2009 and 2010, our capital expenditures totaled US$6.0 million, US$1.4 million and US$20.9 million, respectively.  Our capital expenditures in 2008 primarily consisted of the long-term loans of US$1.8 million in aggregate which we extended to Shizhou Shen and Lei Zhang, our employees, to support their acquisition of a certain equity stake in N-S Digital TV from N-T Information Engineering, an aggregate of US$3.1 million used to purchase the digital watermarking and image tracing technologies and the equity interest of N-S Digital TV from N-T Information Engineering, US$0.1 million used to purchase additional equity interest in Dongguan SuperTV and US$1.0 million used to purchase property and equipment. Our capital expenditures in 2010 primarily consisted of US$13.5 million in long term investment, US$6.8 million in prepaid investment and US$0.6 million used to purchase computers and other electronic equipment and motor vehicles.

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

D.        Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2008 to December 31, 2010 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

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

F.        Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations as of December 31, 2010:

	Contractual Obligations
	Less than 1 Year		1-3 Years		3-5 Years	More than 5 Years	Total
	(In thousands)
Operating lease obligations(1)	US$	332	US$	52	-	-	US$	384
Purchase obligations		4,309		-	-	-		4,309
Other contractual obligations(2)		152		152	-	-		304
Total	US$	4,793	US$	204	-	-	US$	4,997

(1)  Operating leases generally relate to the lease of our office premises.

(2)  Other contractual obligations generally relate to certain research and development funding commitment.

Item 6.               Directors, Senior Management and Employees

A.        Directors and Senior Management

The following table sets forth certain information concerning our directors and executive officers as of May 6, 2011.

Name	Age	Position
Jianhua ZHU	41	Chairman and Chief Executive Officer
Zengxiang LU	40	Director
James Hsiang Ming HO	51	Director
Jianyue PAN	43	Independent Director
Ching Wah NG	61	Independent Director
Chaoyang XIA	41	Independent Director
Songzuo XIANG	46	Independent Director

Zhenwen LIANG	37	Chief Financial Officer
Dong LI	39	President and Chief Marketing Officer
Jian HAN	37	Chief Technology Officer
Huiqing CHEN	38	Chief Administrative Officer

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

Jianyue PAN has been an independent director of our company since December 2010.  Mr. Pan serves as the global vice president and Asia Pacific president of Synopsys, Inc, a worldwide leading company in electronic design automation software and IP for semiconductor design.  Since 1995, Mr. Pan has held different positions at Synopsys, including China chief representative and director of China sales.  Prior to Synopsys, Mr. Pan held sales and management roles in Mentor Graphics, a U.S.-based company.  Prior to that, he held research and development roles in the Chinese Academy of Sciences.  Prior to March 2011, Mr. Pan was an independent director of Beijing Lanxum Technology Co. Ltd., a Chinese A-share listed company.  Mr. Pan holds a master’s degree and a bachelor’s degree in engineering from Tsinghua University in Beijing, and an Executive MBA degree from China-Europe International Business School.

Ching Wah NG has been an independent director of our company since December 2010.  Mr. Ng has served as the director and member of the executive committee for Advanced Info Service Public Company Limited, a Thailand-listed company, since 2008.  He is also a non-executive independent director of Pacific Textiles Holdings Limited since 2007.  From 2001 to 2007, Mr. Ng was the Chief Executive Officer of Hong Kong CSL Limited.  Prior to CSL, he served as a managing director of PCCW Mobility Services Limited from 1999 to 2001.  Prior to that, Mr. Ng was the chief executive officer of SmarTone Telecommunications Holdings Limited, a Hong Kong listed company from 1996 to 1999.  Mr. Ng is the Honorary Advisor of the Communications Association of Hong Kong.  He also served as the council member of Hong Kong Trade Development Council.  Mr. Ng holds a bachelor’s degree in Business and Administration from the Chinese University of Hong Kong.

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

Zhenwen LIANG has served as the chief financial officer of our company since November 2010.  Mr. Liang has served as general manager of the Company’s new business unit, responsible for developing value-added services, since 2006.  From 2004 to 2006, Mr. Liang was responsible for overseeing our entire financial operations.  From 1998 to 2004, Mr. Liang headed the finance team at N-T Information Engineering.  Mr. Liang has a bachelor’s degree in accounting from the Central University of Finance and Economics and a master’s degree in business administration from Renmin University of China. Mr. Liang is a member of the Chinese Institute of Certified Public Accountants.

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

Jian HAN has served as the chief technology officer of our company since our establishment.  Mr. Han is also the general manager of Yuewu Yuntian.  From 2001 until joining our company, Mr. Han was chief technology officer at N-T Information Engineering.  From 2000 to 2001, he was the digital broadcasting center project manager working on the development of CA systems at the Tsinghua Novel-Tongfang Research and Development Center.  From 1999 to 2000, he was an associate researcher at the Microsoft China Research Institute.  Mr. Han holds a doctorate degree in engineering and dual bachelor’s degrees in automation and mechanical engineering from Tsinghua University.

Huiqing CHEN has served as the chief administrative officer of our company since our establishment in 2004, and is responsible for administrative affairs and human resources management.  From 1998 until 2004, she was manager of the general manager’s office at N-T Information Engineering.  Ms. Chen holds a master’s degree in biochemical engineering from Tsinghua University.

Gongquan Wong and Rui Lu, each formerly an independent director of our company, retired from our board of directors on our annual general meeting of shareholders held on December 30, 2010.  Songzuo Xiang was re-elected as director at the same meeting upon which his initial term expired.  Each of Ching Wah Ng and Jianyue Pan was appointed as our independent director effective December 30, 2010.

There is no family relationship among any of our directors or executive officers.  There is no shareholding qualification for directors.

B.        Compensation of Directors and Senior Officers

Our executive officers receive compensation in the form of salaries, annual bonuses and share options.  Some of our current and former directors have received compensation in the form of share options.  We do not provide any benefits to our non-executive directors upon retirement.  In 2010, the aggregate cash compensation to our directors and executive officers was US$0.6 million.

Share Options

Our Amended and Restated China Digital TV Holding Co., Ltd. 2005 Stock Incentive Plan, or the 2005 Stock Incentive Plan, China Digital TV Holding Co., Ltd. 2008 Stock Incentive Plan, or the 2008 Stock Incentive Plan, and China Digital TV Holding Co., Ltd. 2010 Stock Incentive Plan, or the 2010 Stock Incentive Plan, are intended to provide incentives to our directors, officers and employees as well as consultants and advisers of our company and its present or future parent company or subsidiaries, or the related corporations.

The 2005 Stock Incentive Plan

The 2005 Stock Incentive Plan was adopted by the board of directors of CDTV BVI on February 3, 2005 and the 2005 Stock Incentive Plan was adopted by our board of directors and approved by our shareholders on September 13, 2007 to amend and restate the 2005 Stock Incentive Plan.  In 2005, CDTV BVI was the ultimate holding company of our business.  As a result of our restructuring in May 2007, CDTV BVI became our wholly owned subsidiary and the options already granted under the 2005 Stock Incentive Plan were converted to options for the ordinary shares of our company.  Pursuant to the 2005 Stock Incentive Plan, we may issue share options, stock appreciation rights, share bonuses, restricted shares, performance shares, share units, phantom shares, dividend equivalents or similar rights to purchase or acquire shares.

We reserved a total of 4,444,440 ordinary shares for issuance under the 2005 Stock Incentive Plan, subject to any adjustments as contemplated by the plan.  We granted share options to purchase 3,067,498, 47,918, 543,674, 620,212 and 53,280 ordinary shares pursuant to the 2005 Stock Incentive Plan on February 3, 2005, April 13, 2006, September 22, 2006, December 5, 2006 and October 5, 2008, respectively, of which options to purchase 293,487 ordinary shares were subsequently forfeited.  On November 19, 2010, the number of ordinary shares reserved for issuance under the 2005 Stock Incentive Plan were cancelled to the extent the corresponding options had not been awarded as of that date.  Options to purchase 255,857 ordinary shares remained outstanding as of December 31, 2010 under the 2005 Stock Incentive Plan.

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

With respect to the share options that we granted on December 5, 2006, with the exception of share options that we granted to one of our executive officers, the vesting schedule is as follows: 25% vest on the first anniversary of the award date, and the remaining 75% vest in 36 substantially equal monthly installments, beginning on the last day of the month following the month in which the first anniversary of the award date occurs.  The executive officer’s share options vest according to the following schedule: 25% of 320,000 options vest upon the closing of our initial public offering; 75% of 320,000 options vest in 36 substantially equal monthly installments, with the first installment vesting on the last day of the month following the month in which the executive officer took office; and 32,000 options vest upon the achievement of certain financial targets.  In July 2010, these 32,000 shares were forfeited as the financial targets were not met. The exercise price for all share options granted on this date is US$4.172.

With respect to the share options that we granted on October 5, 2008, the vesting schedule is as follows:  25% vest on the first anniversary of the award date and the remaining 75% vest in 36 substantially equal monthly installments, beginning on the last day of the month following the month in which the first anniversary of the award date occurs.  The exercise price is US$0.543 per share.

2008 Stock Incentive Plan

The 2008 Stock Incentive Plan was adopted by our board of directors and approved by our shareholders on September 13, 2007.  Pursuant to the 2008 Stock Incentive Plan, we may issue share options, share appreciation rights, share bonuses, restricted shares and restricted share units, performance shares, share units, phantom shares, dividend equivalents or similar rights to purchase or acquire shares.

We reserved a total of 1,200,000 ordinary shares for issuance under the 2008 Stock Incentive Plan, subject to any adjustments as contemplated by the plan. The plan also provides for an annual increase, beginning in 2009, in the number of ordinary shares that may be delivered pursuant to awards under the plan, totaling 2% of our issued and outstanding shares as of the first business day of the relevant calendar year. The maximum number of shares subject to awards that may be granted during any single calendar year is such number as equals 2% of our issued and outstanding shares as of the first business day of that calendar year. We granted share options to purchase 406,776, 357,548, 42,880 and 50,000 ordinary shares on October 5, 2008, June 2, 2009, February 10, 2010 and November 15, 2010, respectively. On November 19, 2010, the number of ordinary shares that had been reserved for issuance under the 2008 Stock Incentive Plan were cancelled to the extent the corresponding options had not been awarded as of that date. Options to purchase 759,524 ordinary shares remained outstanding as of December 31, 2010 under the 2008 Stock Incentive Plan.

With respect to the share options that we granted on October 5, 2008, the vesting schedule is as follows: 25% vest on the first anniversary of the award date, and the remaining 75% vest in 36 substantially equal monthly installments, beginning on the last day of the month following the month in which the first anniversary of the award date occurs. The exercise price is US$7.89 per share. On February 10, 2010, we accelerated the vesting schedule of a total of share options to purchase 29,480 ordinary shares so that all these share options were vested on February 20, 2010.

With respect to the share options that we granted on June 2, 2009, the vesting schedule is as follows: 25% vest on the first anniversary of the award date, and the remaining 75% vest in 36 substantially equal monthly installments, beginning on the last day of the month following the month in which the first anniversary of the award date occurs. The exercise price is US$9.09 per share.

With respect to the share options that we granted on February 10, 2010, all these share options were vested on the grant date. The exercise price is US$0.543 per share.

With respect to the share options that we granted on November 15, 2010, the vesting of these options is conditional upon the fulfillment of certain performance targets by the optionee in the four years following the grant date. The exercise price is US$6.96 per share.

2010 Stock Incentive Plan

The 2010 Stock Incentive Plan was adopted by our board of directors and approved by our shareholders on November 19, 2010. Pursuant to the 2010 Stock Incentive Plan, we may issue share options, share appreciation rights, share bonuses, restricted shares, performance shares, share units, phantom shares, dividend equivalents or similar rights to purchase or acquire shares.

We reserved a total of 3,600,000 ordinary shares for issuance under the 2010 Stock Incentive Plan, subject to adjustments as contemplated by the plan. We granted share options to purchase 1,000,000 ordinary shares on November 19, 2010. Options to purchase 1,000,000 ordinary shares remained outstanding as of December 31, 2010 under the 2010 Stock Incentive Plan.

With respect to the share options that we granted on November 19, 2010, the vesting schedule is as follows: 25% vest on the first anniversary of the award date, and the remaining 75% vest in 36 substantially equal monthly installments, beginning on the last day of the month following the month in which the first anniversary of the award date occurs. The exercise price is US$6.90 per share.

The 2005, 2008 and 2010 Stock Incentive Plans

Our board of directors administers the 2005, 2008 and 2010 Stock Incentive Plans and has wide discretion in determining who will receive awards, the type and timing of awards, the vesting schedule and other terms and conditions of the awards, including the exercise price of share option grants.  Generally, if an outstanding share option grant made under the plans has not vested by the date of termination of the recipient’s employment with us, no further installments of the recipient’s grant will become exercisable following the date of termination of employment, and the recipient will have 30 days from such date to exercise any share options that had already vested but not yet been exercised.  If any ordinary shares subject to a restricted share award remain subject to restrictions by the date of termination of employment, no additional ordinary shares will vest following the date of termination of employment.

Our board of directors may amend or terminate the 2005, 2008 and 2010 Stock Incentive Plans at any time; provided, however, that our board of directors must seek the recipients’ approval with respect to any amendment or termination that would adversely affect the rights of such recipients under any award already made.  Without further action by our board of directors, the 2005 Stock Incentive Plan will terminate on February 2, 2015, the 2008 Stock Incentive Plan will terminate on September 12, 2017 and the 2010 Stock Incentive Plan will terminate on November 19, 2020.

In addition to the options granted pursuant to the 2005, 2008 and 2010 Stock Incentive Plans, on May 15, 2007 we granted options to purchase 40,000 ordinary shares to Louis T. Hsieh, who became an independent director of our company upon the completion of our initial public offering, at an exercise price of US$4.172 per share.  Mr. Hsieh retired from our board of directors in December 2009, following which 33,889 of his options were exercised with the remainder being forfeited.

On November 19, 2010, our board of directors approved an adjustment to the exercise price of all options granted prior to, but remained outstanding as of December 23, 2010 under the 2005 Stock Incentive Plan, the 2008 Stock Incentive Plan and the 2010 Stock Incentive Plan, or the Adjusted Options.  The per share exercise price of all Adjusted Options with a per share exercise price higher than US$2.00 was reduced by US$2.00 on December 23, 2010, and the per share exercise price of all Adjusted Options with a per share exercise price no more than US$2.00 was reduced to US$0.01. Our board of directors also determined that if any future dividend is declared, the per share exercise price of all options granted prior to and outstanding as of the date of record of such dividend shall be reduced by an amount equal to the dividend payable on each ordinary shares, provided that the per share exercise price after adjustment shall not be less than US$0.01.

The following table sets forth information on share options that have been granted and were outstanding as of April 30, 2011 pursuant to the 2005 Stock Incentive Plan, the 2008 Stock Incentive Plan and the 2010 Stock Incentive Plan:

	Number of Ordinary Shares Underlying Outstanding Options	Exercise Price per Ordinary Share**		Date of Grant	Date of Expiration
Directors and Executive Officers

Jianghua ZHU	1,000,000	US$	4.90	November 19, 2010	November 19, 2020
Dong LI	*	US$	7.09	June 2, 2009	June 1, 2019
		US$	5.89	October 5, 2008	October 4, 2018
Jian HAN	*	US$	7.09	June 2, 2009	June 1, 2019
		US$	5.89	October 5, 2008	October 4, 2018
Huiqing CHEN	*	US$	7.09	June 2, 2009	June 1, 2019
		US$	5.89	October 5, 2008	October 4, 2018
Other Grantees
Other grantees as a group (comprising 78 individuals)	597,961		—	—	—

*	The number of ordinary shares underlying the outstanding options held by each of the officers represents less than 1% of our ordinary shares.

**	The exercise price per Ordinary Share has reflected the impact of the exercise price modification in December 2010.

C.        Board Practices

General

The functions and powers of our board of directors include, among others:

•	convening shareholders’ annual general meetings and reporting its work to shareholders at such meetings;

•	implementing shareholders’ resolutions;

•	determining our business plans and investment proposals;

•	declaring dividends and distributions;

•	exercising the borrowing powers of our company and mortgaging the property of our company;

•	approving the transfer of shares of our company, including the registering of such shares in our share register; and

•	exercising any other powers conferred by the shareholders’ meetings or under our Second Amended and Restated Memorandum and Articles of Association.

Terms of Directors

Our Second Amended and Restated Memorandum and Articles of Association provide for three classes of directors, each with three-year terms.  The term of the Class I directors, who are Dr. Zengxiang Lu and Jianhua Zhu, will expire upon the annual general meeting of shareholders to be held in 2011; the term of the Class II directors, who are James Hsiang Ming Ho and Dr. Chaoyang Xia, will expire upon the annual general meeting of shareholders to be held in 2012; and the term of the Class III directors, who are Jianyue Pan, Ching Wah Ng and Songzuo Xiang, will expire upon the annual general meeting of shareholders to be held in 2013.

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

Our audit committee currently consists of Songzuo Xiang, Jianyue Pan and Chaoyang Xia, and has a formal written charter that sets forth its duties and powers.  Jianyue Pan and Chaoyang Xia were appointed to the audit committee to replace Gongquan Wang and Rui Lu, both of whom retired from the board of directors and thus from the audit committee on December 30, 2010.  See “Item 6. Directors, Senior Management and Employees—A. Directors and Senior Management”.  Our board has determined that each of Songzuo Xiang, Jianyue Pan and Chaoyang Xia qualifies as an “independent” director under the rules of the U.S. Securities and Exchange Commission, or the SEC, and the NYSE.  Our board also has determined that Songzuo Xiang qualifies as an audit committee financial expert within the meaning of the rules of the SEC.  Our audit committee meets at least once each quarter.

Corporate Governance and Nominations Committee

Our corporate governance and nominations committee consists of Songzuo Xiang, Jianyue Pan and Chaoyang Xia, and has a formal written charter that sets forth its duties and powers.  Jianyue Pan and Chaoyang Xia were appointed to the corporate governance and nominations committee to replace Gongquan Wang and Rui Lu, both of whom retired from the board of directors and thus from the corporate governance and nominations committee on December 30, 2010.  See “Item 6. Directors, Senior Management and Employees— A. Directors and Senior Management”.  Our corporate governance and nominations committee is responsible for identifying individuals qualified to become members of our board of directors and recommending them to our board of directors for nomination.  Our corporate governance and nominations committee is also responsible for implementing our Code of Business Conduct and Ethics.

Compensation Committee

Our compensation committee currently consists of Songzuo Xiang, Chaoyang Xia and Ching Wah Ng, and has a formal written charter that sets forth its duties and powers.  Ching Wah Ng and Chaoyang Xia were appointed to the compensation committee to replace Gongquan Wang and Rui Lu, both of whom retired from the board of directors and thus from the compensation committee on December 30, 2010.  See “Item 6. Directors, Senior Management and Employees— A. Directors and Senior Management”.  Our compensation committee assists the board in reviewing and approving our compensation structure, including all forms of compensation relating to our directors and executive officers, and administering our stock incentive plans.

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

The following table sets forth certain information with respect to the directors, officers and each of the persons known to us who own beneficially 5% or more of our ordinary shares as of April 30, 2011 unless otherwise indicated.  The number of ordinary shares outstanding in calculating the percentages for each listed person includes the ordinary shares underlying share options held by such person.  The percentage of beneficial ownership of each listed person is based on 58,946,361 ordinary shares outstanding (excluding the 576,731 ordinary shares that were issued and held for the Company’s account in preparation for exercise of share options by option holders under our employee stock incentive plans), as well as the ordinary shares underlying share options exercisable by such person within 60 days of April 30, 2011.

	Shares beneficially owned
	Number	Percent
Directors and Executive Officers
Jianhua ZHU (1)	2,826,745	4.8%
Zengxiang LU (2)	2,826,745	4.8%
James Hsiang Ming HO	—	—
Ching Wah NG	—	—
Jianyue PAN	—	—
Songzuo XIANG	—	—
Chaoyang XIA	—	—
Zhenwen LIANG(3)	*	*
Dong LI(4)	*	*
Jian HAN(5)	*	*
Huiqing CHEN(6)	*	*

Directors and executive officers as a group(7)	6,150,259	10.4%

Principal Shareholders
Yuk Shing WONG(8)	4,396,832	7.5%
Capital Funds(9)	12,000,000	20.4%
SAIF(10)	11,885,820	20.2%

*	Upon exercise of all share options exercisable within 60 days of April 30, 2011, would beneficially own less than 1% of our ordinary shares.

(1)
Represents: (i) the 2,663,393 ordinary shares held by Smart Live Group Limited, which is wholly owned by Jianhua Zhu; (ii) the 326,704 ordinary shares held by China Cast Investment Holdings Limited, or China Cast.  Mr. Zhu, together with Dr. Zengxiang Lu, exercises investment and voting powers over these shares held by China Cast.  Mr. Zhu owns 50% of the equity interest of China Cast and disclaims beneficial ownership of those shares held by China Cast except to the extent of his pecuniary interest therein.

(2)
Represents: (i) the 2,663,393 ordinary shares held by Polar Light Group Limited, which is wholly owned by Dr. Zengxiang Lu; and (ii) the 326,704 ordinary shares held by China Cast.  Dr. Zengxiang Lu, together with Jianhua Zhu, exercises investment and voting powers over these shares held by China Cast. Dr. Lu owns 50% of the equity interest of China Cast and disclaims beneficial ownership of those shares held by China Cast except to the extent of his pecuniary interest therein.

(3)	Represents the sum of ordinary shares owned by Mr. Liang and ordinary shares issuable upon exercise of options held by Mr. Liang.

(4)	Represents the sum of ordinary shares owned by Mr. Li and ordinary shares issuable upon exercise of options held by Mr. Li.

(5)	Represents the sum of ordinary shares owned by Mr. Han and ordinary shares issuable upon exercise of options held by Mr. Han.

(6)	Represents the sum of ordinary shares owned by Ms. Chen and ordinary shares issuable upon exercise of options held by Ms. Chen.

(7)
Represents 100% of the 326,704 ordinary shares held by China Cast (Jianhua Zhu and Dr. Zengxiang Lu jointly exercise investment and voting powers over the shares held by China Cast), ordinary shares held by Mr. Zhu (other than those ordinary shares held through China Capital and China Cast), Dr. Lu (other than those ordinary shares held through China Cast), Mr. Liang, Mr. Li, Mr. Han and Ms. Chen and ordinary shares issuable upon exercise of options held by Mr. Liang, Mr. Li, Mr. Han and Ms. Chen.

(8)	Represents the sum of ordinary shares owned by Yuk Shing Wong.

(9)
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

(10)
Represents the ordinary shares held by SAIF as of April 30, 2011.  SAIF is a limited partnership organized in the Cayman Islands and has the following address: c/o Maples and Calder, Ugland House, P.O. Box 309, George Town, Grand Cayman, Cayman Islands.  SB Asia Pacific Partners L.P., or the GP, is the sole general partner of SAIF.  SB Asia Pacific Investments Limited, or SB Investments, is the sole general partner of the GP.  SB Asia Pacific Investments Limited is the sole shareholder of SB Investments.  Asia Infrastructure Investments Limited, or Asia Investments, is the sole shareholder of SB Investments.  Asia Investments is controlled, in respect of its authority over SB Investments, by SB First Singapore Pte. Ltd., or SB Singapore.  SOFTBANK Corporation is the sole shareholder of SB Singapore.  Mr. Ronald D. Fisher is the sole director of SB Investments.

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

Technical Support, Smart Cards and Software, Licenses and Equipment

•
Technical Support and Related Services Agreement, dated June 7, 2004, between N-S Digital TV and Super TV.  Super TV exclusively provides N-S Digital TV and/or its customers with technical support, technical training, personnel services relating to N-S Digital TV’s marketing activities and services relating to the maintenance and optimization for the products and software of N-S Digital TV’s customers at N-S Digital TV’s request.  The fees for such technical support and services are determined by agreement of the parties on an arm’s-length basis based on the nature and quality of individual technical support and services provided and payable within five days after the delivery of the support and services or at any other time agreed to by the parties.  The value of the transactions between N-S Digital TV and Super TV under this agreement was RMB11.5 million (US$1.7 million) in 2010.  The term of this agreement is 15 years, which may be renewed by the parties one month before this agreement expires without any significant change to the terms and conditions of the original agreement.

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

The initial set percentage was 80%, subject to adjustments based on the level of technical sophistication and difficulty of particular development tasks, as determined on an arm’s-length basis.  In 2010, N-S Digital TV paid nil to Super TV under this agreement.  The term of the agreement is ten years.

•
Products and Software Purchase Agreement, dated June 7, 2004, between N-S Digital TV and Super TV.  N-S Digital TV exclusively purchased from Super TV all the smart cards and related software products required for its CA systems.  The purchase price was RMB65 (US$9.5) for each smart card (including related software) and may be adjusted by agreement between the parties on an arm’s-length basis annually. The term of the agreement is 15 years. N-S Digital TV subsequently obtained Super TV’s consent to produce by itself or purchase from a third party smart cards beginning March 2006. The aggregate value of transactions between N-S Digital TV and Super TV under this agreement was RMB358.6 million (US$53.0 million) in 2010.

•
Framework Agreement for Purchase of Computer Chips, dated December 12, 2008, between N-S Digital TV and Super TV. Pursuant to this agreement, N-S Digital TV will purchase computer chips from Super TV, which in turn will source such computer chips from suppliers such as STM and Infineon. The term of this agreement is indefinite and is terminable by agreement between the parties. N-S Digital TV intends to purchase substantially all computer chips it needs through Super TV. The aggregate value of transactions between N-S Digital TV and Super TV under this agreement was RMB 27.8 million (US$4.1 million) in 2010.

•
Framework Agreement for Sale of Software Products, dated July 14, 2009, between N-S Digital TV and Super TV. Super TV granted N-S Digital TV the exclusive right to sell its software products relating to advertisement editing and CA systems and other software products as agreed by the parties. The amount, price and related fees will be specified by each order provided by N-S Digital TV to Super TV. The agreement has a term of five years and is terminable by Super TV at any time. In 2010,  Electronic Service Guide, a software that provides end-users information on mobile multi-media broadcasting, was sold under the framework agreement. The aggregate value of transactions between N-S Digital TV and Super TV under this agreement was RMB 0.6 million (US$0.1 million) in 2010.

Shareholder Rights and Corporate Governance

Option to Purchase Ownership Interest

An equity transfer option agreement was entered into among Super TV, N-T Information Engineering and Li Yang on June 7, 2004, as amended by a supplemental agreement, dated September 1, 2005, among Super TV, N-T Information Engineering, Li Yang and N-S Digital TV, and further amended by a second supplemental agreement, dated August 18, 2007, among Super TV, N-T Information Engineering, Li Yang, N-S Digital TV and Wei Gao, a third supplemental agreement, dated June 20, 2008, among Super TV, N-S Digital TV, N-T Information Engineering, Wei Gao and Junming Wu, and a fourth supplemental agreement, dated November 24, 2008, among Super TV, N-S Digital TV, N-T Information Engineering, Junming Wu, Lei Zhang and Shizhou Shen, referred to collectively as the Transfer Option Agreement.  Pursuant to the Transfer Option Agreement, Mr. Wu, Mr. Zhang and Mr. Shen, being all the shareholders of N-S Digital TV, jointly grant Super TV an exclusive and irrevocable option to purchase all of their equity interests in N-S Digital TV at any time that Super TV deems fit.  Super TV may purchase such equity interests by itself or designate another party to purchase such equity interests.  The total consideration for the granting of the option was RMB10 (US$1.5).  The exercise price of the option will be determined among the parties at the time of the exercise, subject to the requirements of the PRC law or approval authorities with respect to the minimum purchase price and the basis for the determination of the purchase price.  Following any exercise of the option, the parties will enter into a definitive equity interest transfer agreement within two days, or any period agreed to among the parties, after a written notice of exercise is delivered.

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

Under the Transfer Option Agreement, Mr. Wu, Mr. Zhang and Mr. Shen undertake not to do any of the following without Super TV’s consent, at all times before Super TV acquires 100% of the equity interests in N-S Digital TV: (i) transfer or pledge to any third party their equity interests in N-S Digital TV; (ii) cause N-S Digital TV to issue new shares or engage in any transactions that will result in changes to their existing shareholding structures or transfer to any third party N-S Digital TV’s equity interests in their respective associated companies; (iii) receive any dividends, loan interest or other benefits from N-S Digital TV; or (iv) make any material adjustment or change to N-S Digital TV’s business and operations.

Voting, Financial Support and Other Arrangements

A business operating agreement, dated September 1, 2005, was entered into among Super TV, N-T Information Engineering, Li Yang and N-S Digital TV, as amended by a supplemental agreement, dated August 18, 2007, among Super TV, N-S Information Engineering, Li Yang, N-S Digital TV and Wei Gao, and further amended by a second supplemental agreement, dated June 20, 2008, among Super TV, N-S Digital TV, N-T Information Engineering, Wei Gao and Junming Wu, and a third supplemental agreement, dated November 24, 2008, among Super TV, N-S Digital TV, N-T Information Engineering, Junming Wu, Lei Zhang and Shizhou Shen, referred to collectively as the Business Operating Agreement.  Pursuant to the Business Operating Agreement, N-S Digital TV and its shareholders agreed to (i) accept the policies and guidelines furnished by Super TV from time to time with respect to the hiring and dismissal of employees, operational management and financial system of N-S Digital TV; (ii) appoint the candidates recommended by Super TV as directors of N-S Digital TV and appoint the senior management personnel of Super TV as the general manager, chief financial officer and other senior officers of N-S Digital TV based on Super TV’s recommendations; and (iii) seek a guarantee from Super TV first when any guarantee is required to secure performance by N-S Digital TV of any contract or working capital loans borrowed by N-S Digital TV and pledge its assets and receivables to Super TV as a counter-guarantee. To date, N-S Digital TV has not sought any such guarantee from Super TV.  In addition, Super TV has agreed with N-S Digital TV to serve as a guarantor of N-S Digital TV with respect to contracts or transactions entered into between N-S Digital TV and third parties in respect of N-S Digital TV’s business operations.  However, as of the date of this annual report, N-S Digital TV has not asked Super TV to provide, and Super TV has not provided, any such guarantee in favor of a third party.

Mr. Wu executed a power of attorney, dated June 20, 2008, to appoint Jianhua Zhu as an attorney-in-fact to exercise all its voting rights as a shareholder of N-S Digital TV. The authorization granted under the relevant power of attorney will terminate upon Mr. Zhu ceasing to be a director of Super TV.  The term of this power of attorney is 10 years, subject to earlier termination in the event of the termination of the business operating agreement among Super TV, N-S Digital TV, N-T Information Engineering and Junming Wu. Lei Zhang and Shizhou Shen each executed a power of attorney, dated November 24, 2008, to appoint Super TV or a third party designated by Super TV as an attorney-in-fact to exercise all their voting rights as a shareholder of N-S Digital TV.  The term of the power of attorney executed by Mr. Zhang or Mr. Shen is 10 years, subject to earlier termination in the event of the termination of the loan agreement between Super TV and Mr. Zhang or the loan agreement between Super TV and Mr. Shen, as the case may be.

Share Pledge Agreements

N-T Information Engineering and Super TV entered into a share pledge agreement, dated September 1, 2005, pursuant to which N-T Information Engineering had pledged all of its equity interests in N-S Digital TV to Super TV to secure the payment obligations of N-S Digital TV under certain contractual arrangements between N-S Digital TV and Super TV.  This agreement was terminated on November 24, 2008, following the transfer by N-T Information Engineering of all of its equity interests in N-S Digital TV to Lei Zhang and Shizhou Shen.  On November 24, 2008, Mr. Zhang and Mr. Shen each entered into a share pledge agreement with Super TV, pursuant to which Mr. Zhang and Mr. Shen have pledged all of their respective equity interests in N-S Digital TV to Super TV to secure their respective payment obligations under their respective loan agreements with Super TV, each dated November 24, 2008.  Under such share pledge agreements, Mr. Zhang and Mr. Shen have agreed not to transfer their equity interests in N-S Digital TV or create, or allow the creation of, any pledge on their respective equity interests in N-S Digital TV that may affect Super TV’s interests without Super TV’s consent.  Pursuant to such agreements, Super TV is entitled to receive the dividends on the pledged equity interests during the term of the pledges.

Pursuant to the share pledge agreement, dated September 1, 2005, between Super TV and Li Yang, as amended by a supplemental agreement, dated August 18, 2007, between Super TV, Li Yang and Wei Gao, and further amended by a second supplemental agreement, dated June 20, 2008, among Super TV, Wei Gao and Junming Wu, Mr. Wu has pledged all of his equity interests in N-S Digital TV to Super TV to secure the payment obligations of N-S Digital TV under certain contractual arrangements between N-S Digital TV and Super TV.  Under such share pledge agreements, Mr. Wu has agreed not to transfer their equity interests in N-S Digital TV or create, or allow the creation of, any pledge on their respective equity interests in N-S Digital TV that may affect Super TV’s interests without Super TV’s consent.  Pursuant to such agreements, Super TV is entitled to receive the dividends on the pledged equity interests during the term of the pledge.

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

Loans to Mr. Lei Zhang and Mr. Shizhou Shen

Pursuant to two loan agreements, each dated November 24, 2008, between Super TV and each of  Lei Zhang and Shizhou Shen, respectively, Super TV provided a loan in the principal amount of RMB6.2 million (US$0.9 million) to each of Mr. Zhang and Mr. Shen.  The term of each loan is 10 years, renewable upon consent by the parties, and the interest rate of each loan is nil.  Super TV provided such loans to Mr. Zhang and Mr. Shen to fund their acquisitions of N-T Information Engineering’s equity interests in N-S Digital TV.

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

Interest Payment Agreement

Pursuant to an agreement, dated November 30, 2006, between Super TV and N-S Digital TV, N-S Digital TV agreed to pay interest at a rate equal to commercial banks’ lending rate for one-year loans on the payments payable by N-S Digital TV to Super TV for the purchases of products from Super TV.  Interest payable will start to accrue from the first day of the month following the confirmation of the corresponding sales until the actual payment.  No interest was accrued as of December 31, 2010 under this agreement.

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

Equity Transfer Agreement (N-S Media Investment)

Pursuant to an agreement for equity transfer of N-S Media Investment, dated October 5, 2008, between Super TV and N-S Digital TV, Super TV agreed to transfer to N-S Digital TV its 100% equity interest in N-S Media Investment for RMB50.0 million (US$7.3 million) in cash.  As a result of this transaction, N-S Digital TV directly holds 100% equity interest in N-S Media Investment.

Equity Transfer Agreement (Guangdong R&D)

Pursuant to an agreement for equity transfer of Guangdong R&D, dated February 26, 2010, between N-S Digital TV and Beijing Shi Xun, N-S Digital TV agreed to acquire from Beijing Shi Xun of its 90% equity interest in Guangdong R&D for RMB2.7 million (US$0.4 million) in cash. Guangdong R&D is a PRC domestic company located in Foshan of Guangdong Province, which we intend to use as a platform for our research and development of technology relating to TV digitalization. Zengxiang Lu, our director, was the president of Guangdong R&D at the time of the transaction. Jianhua Zhu, our chairman, was the executive director of Guangdong R&D at the time of the transaction and one of his family members holds 40% equity interest in Beijing Shi Xun. A family member of a major shareholder of ours also holds 40% equity interest in Beijing Shi Xun. As a result of this transaction and another transaction in which N-S Digital TV acquired the remaining equity interest in Guangdong R&D from a third party, N-S Digital TV directly holds 100% equity interest in Guangdong R&D.

Equity Transfer Agreement (Guangdong SuperTV)

Pursuant to an agreement for equity transfer of Guangdong SuperTV, dated August 27, 2010, among Guangdong SuperTV, N-S Digital TV and Guangzhou Rujia, N-S Digital TV transferred to Guangzhou Rujia its 100% equity interest in Guangdong SuperTV for RMB30.3 million (US$4.6 million) in cash.  As a result of this transaction, N-S Digital TV does not hold any equity interest in Guangdong SuperTV.

Shareholder Investment Agreement (Cyber Cloud)

Pursuant to an agreement, dated December 1, 2010, between Super TV and Yuewu Yuntian, the parties agreed to establish Cyber Cloud in Beijing mainly engaging in research and development of cloud computing technology and operation.  Super TV and Yuewu Yuntian contributed cash of RMB45.0 million (US$6.8 million) and RMB5.0 million (US$0.8 million), representing 90% and 10% of the equity interest in Cyber Cloud, respectively.

Assets Transfer Agreement (Cyber Cloud)

Pursuant to an agreement for assets transfer, dated April 25, 2011, between Super TV and Cyber Cloud, Super TV transferred to Cyber Cloud the cloud computing technology related assets, for a consideration of RMB0.7 million (US$0.1 million).  Pursuant to an agreement for assets transfer, dated April 25, 2011, between N-S Digital TV and Cyber Cloud, N-S Digital TV transferred to Cyber Cloud the cloud computing technology related assets, for a consideration of RMB6,177.3 (US$951.8).  Pursuant to an agreement for assets transfer, dated April 25, 2011, between N-S Media Investment and Cyber Cloud, N-S Media Investment transferred to Cyber Cloud the cloud computing technology related assets, for a consideration of RMB833.1 (US$128.4).

Shareholder Investment Agreement (Joysee)

Pursuant to an agreement, dated April 29, 2011, between Super TV and Ying Zhi Cheng Techonology, the parties agreed to establish Joysee in Beijing mainly engaging in the research and development of advanced terminals.  Super TV and Ying Zhi Cheng Techonology contributed cash of of RMB27.0 million (US$4.2 million) and RMB3.0 million (US$0.5 million), representing 90% and 10% of the equity interest in Joysee, respectively.  Joysee is in the process of obtaining its business license.

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

In November 2010, our board of directors declared a special cash dividend of US$2.00 per ordinary share to be paid in two installments of US$1.00 each. The dividend will be fully paid by May 31, 2011.

Our board of directors has the discretion to determine the payment of any dividends.  As a matter of company policy, our board of directors will consider declaring and paying dividends for a given period, subject to the board of directors’ determination that (i) we have sufficient profit attributable to shareholders for such period and (ii) our funding requirements can be fully satisfied if a proposed dividend is declared and paid.  Our board of directors will review and decide whether to revise our dividend policy, from time to time, in light of our future operations and earnings, capital requirements and surplus, financial condition, contractual restrictions, general business conditions and other factors as the board of directors may deem relevant. In addition, our board of directors has determined to retain all the undistributed earnings of our operating subsidiaries inside PRC for use in the operation and expansion of our business within the PRC.

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

B.        Significant Changes

There have been no significant changes since December 31, 2010, the date of the annual financial statements in this annual report.

Item 9.               The Offer and Listing

A.        Offering and Listing Details

Market and Share Price Information

Our ADSs, each representing one ordinary share, have been listed on the NYSE since October 5, 2007.  Our ADSs trade under the symbol “STV.” The NYSE is the principal trading market for our ADSs, which are not listed on any other exchanges in or outside the United States.

The high and low closing prices of our ADSs on the NYSE since listing are as follows:

	Price per ADS (US$)
	High	Low
Yearly:
2007(1)	51.08	25.60
2008	27.55	4.25
2009	11.31	5.83
2010	9.21	5.30
Quarterly:
First Quarter, 2009	5.85	8.69
Second Quarter, 2009	11.31	6.28
Third Quarter, 2009	9.32	6.99
Fourth Quarter, 2009	7.44	5.83
First Quarter, 2010	7.99	6.06
Second Quarter, 2010	7.62	5.30
Third Quarter, 2010	7.50	5.51
Fourth Quarter, 2010	9.21	6.22
First Quarter, 2011	7.42	5.82
Monthly:
December 2010	9.21	7.08
January 2011	7.42	6.57
February 2011	7.15	6.55
March 2011	7.40	5.82
April 2011	7.34	6.73
May 2010 (through May 11)	6.81	6.26

(1)	Our ADSs commenced trading on the NYSE on October 5, 2007.

As of April 30, 2011, a total of 24,323,523 ADSs were outstanding, excluding the 576,731 ADSs that were held for our account in preparation for exercise of share options by option holders under our employee stock incentive plans.  As of April 30, 2011, 24,323,523 ordinary shares were registered in the name of Deutsche Bank Trust Company Americas, the depositary under the deposit agreement, excluding 576,731 ordinary shares that were issued and held for our account in preparation for exercise of share options by option holders under our employee stock incentive plans.

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

If a partnership holds the ADSs, the United States federal income tax treatment of a partner will generally depend on the status of the partner and the tax treatment of the partnership.  A partner in a partnership holding the ADSs should consult its tax advisor with respect to the United States federal income tax treatment of an investment in the ADSs.

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

Taxation of Dividends

Under the United States federal income tax laws, and subject to PFIC rules discussed below, the gross amount of any dividend we pay out of our current or accumulated earnings and profits (as determined for United States federal income tax purposes) is subject to United States federal income taxation.  If you are a non-corporate U.S. holder, including an individual, dividends paid to you in taxable years beginning before January 1, 2013 that constitute qualified dividend income will be taxable to you at a maximum tax rate of 15% provided that you hold the ADSs for more than 60 days during the 121-day period beginning 60 days before the ex-dividend date and meet other holding period requirements.  Dividends we pay with respect to the ADSs generally will be qualified dividend income provided that, in the year that you receive the dividend, the ADSs are readily tradable on an established securities market in the United States.  The NYSE should qualify as an established securities market in the United States.

You must include any foreign tax withheld from the dividend payment in this gross amount even though you do not in fact receive it.  The dividend is taxable to you when the depositary receives the dividend, actually or constructively.  The dividend will not be eligible for the dividends-received deduction generally allowed to United States corporations in respect of dividends received from other United States corporations.  Distributions in excess of current and accumulated earnings and profits, as determined for United States federal income tax purposes, will be treated as a non-taxable return of capital to the extent of your basis in the ADSs and thereafter as capital gain.

Subject to certain limitations, in the event that PRC tax is withheld and paid over to the PRC with regard to the dividend payments, the PRC tax will generally be creditable or deductible against your United States federal income tax liability. See “Item 3. Key Information—D. Risk Factors—Risks Relating to the People’s Republic of China—Dividends payable by us to our non-PRC shareholders and ADS holders, and gains on the sales of our ordinary shares or ADSs, may be subject to withholding taxes under PRC tax laws, which may materially reduce the value of your investment.”  Special rules apply in determining the foreign tax credit limitation with respect to dividends that are subject to the maximum 15% tax rate.  To the extent a refund of the tax withheld is available under PRC law, the amount of tax withheld that is refundable will not be creditable against your United States federal income tax liability.

Dividends will generally be income from sources outside the United States, and, depending on your circumstances, will be either “passive” or “general” category income for purposes of computing the foreign tax credit allowable to you.

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

PFIC Rules

Based on an analysis of the value of our assets as of December 31, 2010, we were a PFIC during 2010 for the U.S. federal income tax purposes.  This conclusion is a factual determination that is made annually and thus we may or may not be a PFIC for the taxable year of 2011 and thereafter.

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

Because we were classified as a PFIC for 2010, you will generally be subject to the special PFIC tax rules or, if you make a mark-to-market election, the mark-to-market rules as described below.

Special PFIC Rules.  If we are treated as a PFIC, and you are a U.S. holder that did not make a mark-to-market election, you will be subject to special rules with respect to:

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

If you own ADSs during any year that we are a PFIC with respect to you, you must file Internal Revenue Service Form 8621.  In addition, pursuant to recently enacted legislation, if you are a U.S. person that is a shareholder in a PFIC, you will generally be required to file an annual report with the Internal Revenue Service.  The content of this required statement and potential exemptions to this requirement are currently under development by the U.S. Internal Revenue Service.

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

I.        Subsidiary Information

Not Applicable.

Item 11.               Quantitative and Qualitative Disclosures About Market Risks

Interest Rate Risk

As of December 31, 2010, we had no short-term or long-term borrowings.  If we borrow money in future periods, we may be exposed to interest rate risk.  Our exposure to market risk for changes in interest rates relates primarily to the interest income generated by our cash deposits with our banks and held-to-maturity investments.  We have not used any derivative financial instruments in our investment portfolio.  Interest earnings instruments carry a degree of interest rate risk.  We have not been exposed, nor do we anticipate being exposed to material risks due to changes in interest rates.  However, our future interest income may fall short of expectations due to changes in interest rates.

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

Fluctuations in exchange rates may affect our costs, profit margins and net income.  For example, in 2010, substantially all of our revenues were denominated in Renminbi and 46.5% of our cost of revenues was denominated in U.S. dollars.  In 2010, fluctuations in the exchange rates between the Renminbi and U.S. dollar and other foreign currencies resulted in a decrease in our net income of approximately US$162,476.

Fluctuations in exchange rates may also affect our balance sheet.  For example, to the extent that we need to convert U.S. dollars received in our initial public offering into the Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount that we receive from the conversion.  Conversely, if we decide to convert our Renminbi into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs or for other business purposes, appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amount available to us.  Considering the amount of our cash and cash equivalents as of December 31, 2010, a 1.0% appreciation of the Renminbi against the U.S. dollar will result in an estimated increase of approximately US$1,149,333 in our total amount of cash and cash equivalents, and a 1.0% appreciation of the U.S. dollar against the Renminbi will result in a decrease of approximately US$1,160,826 in our total cash and cash equivalents.

Also see “Item 3. Key Information—D. Risk Factors—Risks Relating to the People’s Public of China—Fluctuations in exchange rates could result in foreign exchange currency losses.”

We have not used any forward contracts or currency borrowings to hedge our exposure to foreign currency exchange risk and do not currently intend to do so.

Inflation

In recent years, the PRC has not experienced significant inflation, and thus inflation has not had a material impact on our results of operations.  According to the National Bureau of Statistics of China, the change in Consumer Price Index in the PRC was 5.9%, 0.7% and 3.3% in 2008, 2009 and 2010, respectively.

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

The fees charged upon issuance of ADSs are imposed on the person to whom ADSs are issued, and in the case of withdrawals and cancellations, on the person surrendering the ADSs.  In the case of cash distributions, service fees are generally deducted from the cash being distributed.  In the case of distributions other than cash, such as stock dividends and rights, the depositary charges the applicable ADS record date holder concurrent with the distribution.  Annual fees may be collected from holders of ADSs in a manner determined by DBTCA. In the case of ADSs registered in the name of the investor (whether certificated or in book-entry form), DBTCA sends invoices to holders of our ADSs as of the applicable record date.  In the case of ADSs being held in brokerage and custodian accounts (via The Depositary Trust and Clearing Corporation, or DTCC), DBTCA may, if permitted by the settlement systems provided by DTCC, collect the fees through such settlement systems (whose nominee is the registered holder of the ADSs held in DTCC) from the brokers and custodians holding the ADSs in their DTCC accounts.  The brokers and custodians who hold their clients’ ADSs in DTCC accounts in such case may in turn charge their clients’ accounts the amount of the service fees paid to DBTCA.

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

Payment Made by DBTCA to Our Company

For the year ended December 31, 2010, DBTCA reimbursed us US$0.6 million for contributions towards our investor relations activities and other miscellaneous expenses related to the listing of our ADSs on the NYSE.  In addition, DBTCA paid an aggregate of US$26,704 on our behalf for organizing our annual general shareholders’ meeting for the year of 2010.

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

The net proceeds from our initial public offering to us, after deduction of fees and expenses, were approximately US$202.2 million.  As of March 31, 2011, we spent an aggregate of US$14.1 million to expand our business through acquisitions of or investment in other businesses and intellectual property (including US$3.1 million of the net proceeds to purchase the equity interest in N-S Digital TV from N-T Information Engineering and the digital watermarking and image tracing technologies from N-T Information Engineering and US$5 million to purchase equity interest in OpenV and US$6 million to purchase equity interest in 3DiJoy), US$56.5 million on general corporate purposes, US$16.1 million on purchasing of corporate bonds, US$16.3 million on our share repurchase plan and related transaction cost and US$99.2 million on payment of cash dividend.

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

As required by Section 404 of the Sarbanes-Oxley Act and related rules as promulgated by the SEC, our management, with the participation of our chief executive officer and chief financial officer, assessed the effectiveness of the internal control over financial reporting as of December 31, 2010 using criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Based on this evaluation, our management has concluded that the internal control over financial reporting was effective as of December 31, 2010 based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

The effectiveness of our internal control over financial reporting as of December 31, 2010 has been audited by Deloitte Touche Tohmatsu CPA Ltd., an independent registered public accounting firm, as stated in their report included elsewhere in this annual report.

Report of the Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of China Digital TV Holding Co., Ltd.

We have audited the internal control over financial reporting of China Digital TV Holding Co. Ltd. (the “Company”), its subsidiaries, its variable interest entity (the “VIE”) and the VIE’s subsidiaries (collectively, the “Group”) as of December 31, 2010, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Group’s internal control over financial reporting based on our audit.

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

In our opinion, the Group maintained, in all material respects, effective internal control over financial reporting as of December 31, 2010, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements and financial statement schedule as of and for the year ended December 31, 2010 of the Group and our report dated May 12, 2011 expressed an unqualified opinion on those financial statements and financial statement schedule.

/s/    Deloitte Touche Tohmatsu CPA Ltd.

Beijing, the People’s Republic of China

May 12, 2011

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

Item 16A. Audit Committee Financial Expert

Our board has determined that Mr. Songzuo Xiang, who is one of our independent directors under the applicable rules of the SEC and the NYSE, is an audit committee financial expert within the meaning of the rules of the SEC. Our board appointed Mr. Songzuo Xiang as an audit committee member, effective from December 30, 2009. See “Item 6. Directors, Senior Management and Employees.”

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

Item 16C. Principal Accountant Fees and Services

Deloitte Touche Tohmatsu CPA Ltd. has served as our independent registered public accounting firm for each of the fiscal years ending on December 31, 2008, December 31, 2009 and December 31, 2010, for which audited financial statements appear in this annual report on Form 20-F.  The auditor is appointed by our board of directors and will hold office until our board of directors appoint another auditor.

Audit Fees

The aggregate fees billed in each of 2008, 2009 and 2010 for professional services rendered by our principal accountant for the audit of our annual financial statements or services that are normally provided by the accountant in connection with statutory or regulatory filings or engagements were US$1.1 million, US$0.8 million and US$0.8 million, respectively.

Audit-Related Fees

The aggregate fees billed in each of 2008, 2009 and 2010 for assurance and related services rendered by our principal accountant that are reasonably related to the performance of the audit or review of our financial statements and are not reported under the caption “Audit Fees” above were nil, nil and nil, respectively.

Tax Fees

The aggregate fees billed in each of 2008, 2009 and 2010 for professional services relating to tax compliance, tax advice and tax planning rendered by our principal accountant were US$0.1 million, US$0.04 million and US$0.01 million, respectively.

All Other Fees

The aggregate fees billed in each of 2008, 2009 and 2010 for products and services provided by our principal accountant, other than the services reported above under the captions “Audit Fees,” “Audit-Related Fees” and “Tax Fees,” were nil, nil and nil, respectively.

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

Gongquan Wang and Rui Lu, each formerly an independent director of our company, retired from our board of directors on our annual general meeting of shareholders held on December 30, 2010.  We appointed each of Ching Wah Ng and Jianyue Pan as an independent director effective December 30, 2010.  Our board of directors continued to consist of a majority of independent directors.

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

4.6*	Trademark Licensing Agreement entered into in March 2007 between Beijing Novel-Tongfang Information Engineering Co., Ltd. and Beijing Novel-Tongfang Digital TV Technology Co., Ltd.

4.7*	Equipment Leasing Agreement, dated June 7, 2004, between Beijing Novel-Tongfang Digital TV Technology Co., Ltd. and Beijing Super TV Co., Ltd.

Number	Description of Exhibit
4.8*	Technical Support and Related Service Agreement, dated June 7, 2004, between Beijing Novel-Tongfang Digital TV Technology Co., Ltd. and Beijing Super TV Co., Ltd.

4.9*	Technology License Agreement, dated June 7, 2004, between Beijing Novel-Tongfang Digital TV Technology Co., Ltd. and Beijing Super TV Co., Ltd.

4.10*	Technology Development Agreement, dated June 7, 2004, between Beijing Novel-Tongfang Digital TV Technology Co., Ltd. and Beijing Super TV Co., Ltd.

4.11*	Products and Software Purchase Agreement, dated June 7, 2004, between Beijing Novel-Tongfang Digital TV Technology Co., Ltd. and Beijing Super TV Co., Ltd.

4.12+	Letter of Consent, dated April 30, 2009, issued by Beijing Super TV Co., Ltd. to Beijing Novel-Super Digital TV Technology Co., Ltd.

4.13+	Equity Transfer Agreement, dated June 20, 2008 between Wei Gao and Junming Wu for Beijing Novel-Super Digital TV Technology Co., Ltd.

4.14+	Equity Transfer Agreement, dated November 24, 2008, between Novel-Tongfang Information Engineering Co., Ltd. and Shizhou Shen for Beijing Novel-Super Digital TV Technology Co., Ltd.

4.15+	Equity Transfer Agreement, dated November 24, 2008, between Novel-Tongfang Information Engineering Co., Ltd. and Lei Zhang for Beijing Novel-Super Digital TV Technology Co., Ltd.

4.16
Equity Transfer Option Agreement, dated June 7, 2004, among Beijing Super TV Co., Ltd., Novel-Tongfang Information Engineering Co., Ltd. and Li Yang*; the Supplemental Agreement thereto, dated September 1, 2005, among Beijing Super TV Co., Ltd., Novel-Tongfang Information Engineering Co., Ltd., Li Yang and Beijing Novel-Tongfang Digital TV Technology Co., Ltd. *; the No. 2 Supplemental Agreement thereto, dated August 18, 2007, among Beijing Super TV Co., Ltd., Novel-Tongfang Information Engineering Co., Ltd., Li Yang, Beijing Novel-Tongfang Digital TV Technology Co., Ltd. and Wei Gao*; the No. 3 Supplemental Agreement thereto, dated June 20, 2008, among Beijing Super TV Co., Ltd., Beijing Novel-Super Digital TV Technology Co., Ltd., Novel-Tongfang Information Engineering Co., Ltd., Wei Gao and Junming Wu; and the No. 4 Supplemental Agreement thereto, dated November 24, 2008, among Beijing Super TV Co., Ltd., Beijing Novel-Super Digital TV Technology Co., Ltd., Novel-Tongfang Information Engineering Co., Ltd., Junming Wu, Lei Zhang and Shizhou Shen+.

4.17*	Share Pledge Agreement, dated September 1, 2005, between Novel-Tongfang Information Engineering Co., Ltd. and Beijing Super TV Co., Ltd.

4.18+	Termination Agreement of Share Pledge, dated November 24, 2008, between Beijing Super TV Co., Ltd. and Novel-Tongfang Information Engineering Co., Ltd.

4.19+
Share Pledge Agreement, dated September 1, 2005, between Li Yang and Beijing Super TV Co., Ltd.*; the Supplemental Agreement thereto, dated August 18, 2007, among Li Yang, Beijing Super TV Co., Ltd. and Wei Gao*; and the No. 2 Supplemental Agreement thereto, dated June 20, 2008, among Beijing Super TV Co., Ltd., Wei Gao and Junming Wu.

4.20+	Share Pledge Agreement, dated November 24, 2008, between Shizhou Shen and Beijing Super TV Co., Ltd.

4.21+	Share Pledge Agreement, dated November 24, 2008, between Lei Zhang and Beijing Super TV Co., Ltd.

Number	Description of Exhibit
4.22+
Business Operating Agreement, dated September 1, 2005, among Beijing Super TV Co., Ltd., Novel-Tongfang Information Engineering Co., Ltd., Li Yang and Beijing Novel-Tongfang Digital TV Technology Co., Ltd. *; the Supplemental Agreement thereto, dated August 18, 2007, among Beijing Super TV Co., Ltd., Novel-Tongfang Information Engineering Co., Ltd., Li Yang, Beijing Novel-Tongfang Digital TV Technology Co., Ltd. and Wei Gao*; the No. 2 Supplemental Agreement thereto, dated June 20, 2008, among Beijing Super TV Co., Ltd., Beijing Novel-Super Digital TV Technology Co., Ltd., Novel-Tongfang Information Engineering Co., Ltd., Wei Gao and Junming Wu; and the No. 3 Supplemental Agreement thereto, dated November 24, 2008, among Beijing Super TV Co., Ltd., Beijing Novel-Super Digital TV Technology Co., Ltd., Novel-Tongfang Information Engineering Co., Ltd., Junming Wu, Lei Zhang and Shizhou Shen.

4.23*	Power of Attorney, dated September 1, 2005, of Novel-Tongfang Information Engineering Co., Ltd.

4.24*	Power of Attorney, dated August 18, 2007, of Wei Gao.

4.25+	Power of Attorney, dated June 20, 2008, of Junming Wu.

4.26+	Power of Attorney, dated November 24, 2008, of Shizhou Shen.

4.27+	Power of Attorney, dated November 24, 2008, of Lei Zhang.

4.28*	Entrusted Loan Agreement, dated August 23, 2004, among Beijing Super TV Co., Ltd., Beijing Novel-Tongfang Digital TV Technology Co., Ltd. and Bank of Beijing, Shangdi Branch.

4.29*	Entrusted Loan Agreement, dated July 13, 2004, among Beijing Super TV Co., Ltd., Novel-Tongfang Information Engineering Co., Ltd. and Bank of Beijing, Shangdi Branch.

4.30*	Entrusted Loan Agreement, dated August 25, 2005, among Beijing Super TV Co., Ltd., Novel-Tongfang Information Engineering Co., Ltd. and Bank of Beijing, Shangdi Branch.

4.31*
Loan Agreement, dated April 4, 2007, between Beijing Super TV Co., Ltd. and Novel-Tongfang Information Engineering Co., Ltd. and the related Entrusted Loan Agreement, dated April 12, 2007, among Beijing Super TV Co., Ltd., Novel-Tongfang Information Engineering Co., Ltd. and Bank of Beijing, Shangdi Branch.

4.32+	Loan Agreement, dated November 24, 2008, between Shizhou Shen and Beijing Super TV Co., Ltd.

4.33+	Loan Agreement, dated November 24, 2008, between Lei Zhang and Beijing Super TV Co., Ltd.

4.34*	Service Agreement, dated April 2, 2007, between Novel-Tongfang Information Engineering Co., Ltd. and Beijing Novel-Tongfang Digital TV Technology Co., Ltd.

4.35*	Interest Payment Agreement, dated November 30, 2006, between Beijing Novel-Tongfang Digital TV Technology Co., Ltd. and Beijing Super TV Co., Ltd.

4.36*	Form of Property Lease Agreement.

4.37*	Fixed Assets Transfer Agreement, dated March 28, 2007, between Beijing Novel-Tongfang Digital TV Technology Co., Ltd. and Beijing Super TV Co., Ltd.

Number	Description of Exhibit
4.38*	Form of Employment Agreement and related Form of Agreement on Confidentiality and Intellectual Property.

4.39*	Form of Non-Disclosure, Non-Competition, Commitment and Proprietary Information Agreement.

4.40*	Form of Indemnification Agreement for Directors.

4.41*	Amended and Restated 2005 Stock Incentive Plan of China Digital TV Holding Co., Ltd. and form of share option agreement.

4.42††*	Cooperation Agreement, dated January 5, 2007, between Beijing Novel-Tongfang Digital TV Technology Co., Ltd. and Jiangsu Qingda Science and Technology Industries Co., Ltd.

4.43*	Cooperation Agreement, dated July 18, 2007, between Beijing Novel-Tongfang Digital TV Technology Co., Ltd. and China Electronics Smart Card Co., Ltd.

4.44*	2008 Stock Incentive Plan of China Digital TV Holding Co., Ltd.

4.45#	Agreement for Equity Transfer of Beijing Novel-Super Digital TV Technology Co., Ltd., dated December 2007, between China Digital TV Technology Co., Ltd. and Golden Benefit Technology Co., Ltd.

4.46+	Intellectual Property Transfer Agreement, dated August 13, 2008, between Novel-Tongfang Information Engineering Co., Ltd. and Beijing Super TV Co., Ltd.

4.47+	Equity Transfer Agreement, dated October 5, 2008, between Beijing Super TV Co., Ltd. and Beijing Novel-Super Digital TV Technology Co., Ltd.

4.48+	Framework Agreement for Purchase of Computer Chips, dated December 12, 2008, between Beijing Super TV Co., Ltd. and Beijing Novel-Super Digital TV Technology Co., Ltd.

4.49**	Framework Agreement for Sale of Software Products, dated July 14, 2009, between Beijing Super TV Co., Ltd. and Beijing Novel-Super Digital TV Technology Co., Ltd.

4.50**	Equity Transfer Agreement, dated February 26, 2010, between Beijing Novel-Super Digital TV Technology Co., Ltd. and Beijing Shi Xun Hu Lian Technology Co., Ltd.

4.51	Shareholders’ Agreement, dated December 1, 2010, between Beijing Super TV Co., Ltd. and Beijing Yuewu Yuntian Software Technology Co., Ltd.

4.52	Shareholders’ Agreement, dated April 29, 2011, between Beijing Super TV Co., Ltd. and Beijing Ying Zhi Cheng Technology Co., Ltd.

4.53	2010 Stock Incentive Plan of China Digital TV Holding Co., Ltd.

8.1	List of Subsidiaries of China Digital TV Holding Co., Ltd.

11.1*	Code of Business Conduct and Ethics of China Digital TV Holding Co., Ltd.

12.1	CEO Certification pursuant to Rule 13a - 14(a).

12.2	CFO Certification pursuant to Rule 13a - 14(a).

13.1	CEO Certification pursuant to Rule 13a - 14(b).

Number	Description of Exhibit
13.2	CFO Certification pursuant to Rule 13a - 14(b).

23.1	Consent of Deloitte Touche Tohmatsu CPA Ltd.

23.2	Consent of King & Wood, PRC Lawyers.

††	Portions of the agreement have been omitted pursuant to a confidential treatment request and have been filed with the SEC separately with a confidential treatment request.

*	Previously filed as an exhibit to the Registration Statement on Form F-1 (File No. 333-146072) of China Digital TV Holding Co., Ltd. and incorporated herein by reference thereto.

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

**
Previously filed as an exhibit to the annual report on Form 20-F (File No. 001-33692) of China Digital TV Holding Co., Ltd. filed with the SEC on April 30, 2010 and incorporated herein by reference thereto.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

CHINA DIGITAL TV HOLDING CO., LTD.

Date: May 12, 2011	By:	/s/ Jianhua Zhu
Name: Jianhua Zhu
Title: Chairman and Chief Executive Officer

EXHIBIT INDEX

Number	Description of Exhibit
1.1*	Second Amended and Restated Memorandum and Articles of Association of China Digital TV Holding Co., Ltd.

2.1*	Specimen of Share Certificate.

2.2*	Form of Deposit Agreement, including form of American Depositary Receipts.

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

4.6*	Trademark Licensing Agreement entered into in March 2007 between Beijing Novel-Tongfang Information Engineering Co., Ltd. and Beijing Novel-Tongfang Digital TV Technology Co., Ltd.

4.7*	Equipment Leasing Agreement, dated June 7, 2004, between Beijing Novel-Tongfang Digital TV Technology Co., Ltd. and Beijing Super TV Co., Ltd.

4.8*	Technical Support and Related Service Agreement, dated June 7, 2004, between Beijing Novel-Tongfang Digital TV Technology Co., Ltd. and Beijing Super TV Co., Ltd.

4.9*	Technology License Agreement, dated June 7, 2004, between Beijing Novel-Tongfang Digital TV Technology Co., Ltd. and Beijing Super TV Co., Ltd.

4.10*	Technology Development Agreement, dated June 7, 2004, between Beijing Novel-Tongfang Digital TV Technology Co., Ltd. and Beijing Super TV Co., Ltd.

4.11*	Products and Software Purchase Agreement, dated June 7, 2004, between Beijing Novel-Tongfang Digital TV Technology Co., Ltd. and Beijing Super TV Co., Ltd.

Number	Description of Exhibit
4.12+	Letter of Consent, dated April 30, 2009, issued by Beijing Super TV Co., Ltd. to Beijing Novel-Super Digital TV Technology Co., Ltd.

4.13+	Equity Transfer Agreement, dated June 20, 2008 between Wei Gao and Junming Wu for Beijing Novel-Super Digital TV Technology Co., Ltd.

4.14+	Equity Transfer Agreement, dated November 24, 2008, between Novel-Tongfang Information Engineering Co., Ltd. and Shizhou Shen for Beijing Novel-Super Digital TV Technology Co., Ltd.

4.15+	Equity Transfer Agreement, dated November 24, 2008, between Novel-Tongfang Information Engineering Co., Ltd. and Lei Zhang for Beijing Novel-Super Digital TV Technology Co., Ltd.

4.16
Equity Transfer Option Agreement, dated June 7, 2004, among Beijing Super TV Co., Ltd., Novel-Tongfang Information Engineering Co., Ltd. and Li Yang*; the Supplemental Agreement thereto, dated September 1, 2005, among Beijing Super TV Co., Ltd., Novel-Tongfang Information Engineering Co., Ltd., Li Yang and Beijing Novel-Tongfang Digital TV Technology Co., Ltd. *; the No. 2 Supplemental Agreement thereto, dated August 18, 2007, among Beijing Super TV Co., Ltd., Novel-Tongfang Information Engineering Co., Ltd., Li Yang, Beijing Novel-Tongfang Digital TV Technology Co., Ltd. and Wei Gao*; the No. 3 Supplemental Agreement thereto, dated June 20, 2008, among Beijing Super TV Co., Ltd., Beijing Novel-Super Digital TV Technology Co., Ltd., Novel-Tongfang Information Engineering Co., Ltd., Wei Gao and Junming Wu; and the No. 4 Supplemental Agreement thereto, dated November 24, 2008, among Beijing Super TV Co., Ltd., Beijing Novel-Super Digital TV Technology Co., Ltd., Novel-Tongfang Information Engineering Co., Ltd., Junming Wu, Lei Zhang and Shizhou Shen.+

4.17*	Share Pledge Agreement, dated September 1, 2005, between Novel-Tongfang Information Engineering Co., Ltd. and Beijing Super TV Co., Ltd.

4.18+	Termination Agreement of Share Pledge, dated November 24, 2008, between Beijing Super TV Co., Ltd. and Novel-Tongfang Information Engineering Co., Ltd.

4.19+
Share Pledge Agreement, dated September 1, 2005, between Li Yang and Beijing Super TV Co., Ltd.*; the Supplemental Agreement thereto, dated August 18, 2007, among Li Yang, Beijing Super TV Co., Ltd. and Wei Gao*; and the No. 2 Supplemental Agreement thereto, dated June 20, 2008, among Beijing Super TV Co., Ltd., Wei Gao and Junming Wu.

4.20+	Share Pledge Agreement, dated November 24, 2008, between Shizhou Shen and Beijing Super TV Co., Ltd.

4.21+	Share Pledge Agreement, dated November 24, 2008, between Lei Zhang and Beijing Super TV Co., Ltd.

Number	Description of Exhibit
4.22+
Business Operating Agreement, dated September 1, 2005, among Beijing Super TV Co., Ltd., Novel-Tongfang Information Engineering Co., Ltd., Li Yang and Beijing Novel-Tongfang Digital TV Technology Co., Ltd. *; the Supplemental Agreement thereto, dated August 18, 2007, among Beijing Super TV Co., Ltd., Novel-Tongfang Information Engineering Co., Ltd., Li Yang, Beijing Novel-Tongfang Digital TV Technology Co., Ltd. and Wei Gao*; the No. 2 Supplemental Agreement thereto, dated June 20, 2008, among Beijing Super TV Co., Ltd., Beijing Novel-Super Digital TV Technology Co., Ltd., Novel-Tongfang Information Engineering Co., Ltd., Wei Gao and Junming Wu; and the No. 3 Supplemental Agreement thereto, dated November 24, 2008, among Beijing Super TV Co., Ltd., Beijing Novel-Super Digital TV Technology Co., Ltd., Novel-Tongfang Information Engineering Co., Ltd., Junming Wu, Lei Zhang and Shizhou Shen.

4.23*	Power of Attorney, dated September 1, 2005, of Novel-Tongfang Information Engineering Co., Ltd.

4.24*	Power of Attorney, dated August 18, 2007, of Wei Gao.

4.25+	Power of Attorney, dated June 20, 2008, of Junming Wu.

4.26+	Power of Attorney, dated November 24, 2008, of Shizhou Shen.

4.27+	Power of Attorney, dated November 24, 2008, of Lei Zhang.

4.28*	Entrusted Loan Agreement, dated August 23, 2004, among Beijing Super TV Co., Ltd., Beijing Novel-Tongfang Digital TV Technology Co., Ltd. and Bank of Beijing, Shangdi Branch.

4.29*	Entrusted Loan Agreement, dated July 13, 2004, among Beijing Super TV Co., Ltd., Novel-Tongfang Information Engineering Co., Ltd. and Bank of Beijing, Shangdi Branch.

4.30*	Entrusted Loan Agreement, dated August 25, 2005, among Beijing Super TV Co., Ltd., Novel-Tongfang Information Engineering Co., Ltd. and Bank of Beijing, Shangdi Branch.

4.31*
Loan Agreement, dated April 4, 2007, between Beijing Super TV Co., Ltd. and Novel-Tongfang Information Engineering Co., Ltd. and the related Entrusted Loan Agreement, dated April 12, 2007, among Beijing Super TV Co., Ltd., Novel-Tongfang Information Engineering Co., Ltd. and Bank of Beijing, Shangdi Branch.

4.32+	Loan Agreement, dated November 24, 2008, between Shizhou Shen and Beijing Super TV Co., Ltd.

4.33+	Loan Agreement, dated November 24, 2008, between Lei Zhang and Beijing Super TV Co., Ltd.

4.34*	Service Agreement, dated April 2, 2007, between Novel-Tongfang Information Engineering Co., Ltd. and Beijing Novel-Tongfang Digital TV Technology Co., Ltd.

4.35*	Interest Payment Agreement, dated November 30, 2006, between Beijing Novel-Tongfang Digital TV Technology Co., Ltd. and Beijing Super TV Co., Ltd.

4.36*	Form of Property Lease Agreement.

4.37*	Fixed Assets Transfer Agreement, dated March 28, 2007, between Beijing Novel-Tongfang Digital TV Technology Co., Ltd. and Beijing Super TV Co., Ltd.

Number	Description of Exhibit
4.38*	Form of Employment Agreement and related Form of Agreement on Confidentiality and Intellectual Property.

4.39*	Form of Non-Disclosure, Non-Competition, Commitment and Proprietary Information Agreement.

4.40*	Form of Indemnification Agreement for Directors.

4.41*	Amended and Restated 2005 Stock Incentive Plan of China Digital TV Holding Co., Ltd. and form of share option agreement.

4.42††*	Cooperation Agreement, dated January 5, 2007, between Beijing Novel-Tongfang Digital TV Technology Co., Ltd. and Jiangsu Qingda Science and Technology Industries Co., Ltd.

4.43*	Cooperation Agreement, dated July 18, 2007, between Beijing Novel-Tongfang Digital TV Technology Co., Ltd. and China Electronics Smart Card Co., Ltd.

4.44*	2008 Stock Incentive Plan of China Digital TV Holding Co., Ltd.

4.45#	Agreement for Equity Transfer of Beijing Novel-Super Digital TV Technology Co., Ltd., dated December 2007, between China Digital TV Technology Co., Ltd. and Golden Benefit Technology Co., Ltd.

4.46+	Intellectual Property Transfer Agreement, dated August 13, 2008, between Novel-Tongfang Information Engineering Co., Ltd. and Beijing Super TV Co., Ltd.

4.47+	Equity Transfer Agreement, dated October 5, 2008, between Beijing Super TV Co., Ltd. and Beijing Novel-Super Digital TV Technology Co., Ltd.

4.48+	Framework Agreement for Purchase of Computer Chips, dated December 12, 2008, between Beijing Super TV Co., Ltd. and Beijing Novel-Super Digital TV Technology Co., Ltd.

4.49**	Framework Agreement for Sale of Software Products, dated July 14, 2009, between Beijing Super TV Co., Ltd. and Beijing Novel-Super Digital TV Technology Co., Ltd.

4.50**	Equity Transfer Agreement, dated February 26, 2010, between Beijing Novel-Super Digital TV Technology Co., Ltd. and Beijing Shi Xun Hu Lian Technology Co., Ltd.

4.51	Shareholders’ Agreement, dated December 1, 2010, between Beijing Super TV Co., Ltd. and Beijing Yuewu Yuntian Software Technology Co., Ltd.

4.52	Shareholders’ Agreement, dated April 29, 2011, between Beijing Super TV Co., Ltd. and Beijing Ying Zhi Cheng Technology Co., Ltd.

4.53	2010 Stock Incentive Plan of China Digital TV Holding Co., Ltd.

8.1	List of Subsidiaries of China Digital TV Holding Co., Ltd.

11.1*	Code of Business Conduct and Ethics of China Digital TV Holding Co., Ltd.

12.1	CEO Certification pursuant to Rule 13a - 14(a).

12.2	CFO Certification pursuant to Rule 13a - 14(a).

13.1	CEO Certification pursuant to Rule 13a - 14(b).

Number	Description of Exhibit
13.2	CFO Certification pursuant to Rule 13a - 14(b).

23.1	Consent of Deloitte Touche Tohmatsu CPA Ltd.

††	Portions of the agreement have been omitted pursuant to a confidential treatment request and have been filed with the SEC separately with a confidential treatment request.

*	Previously filed as an exhibit to the Registration Statement on Form F-1 (File No. 333-146072) of China Digital TV Holding Co., Ltd. and incorporated herein by reference thereto.

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

**
Previously filed as an exhibit to the annual report on Form 20-F (File No. 001-33692) of China Digital TV Holding Co., Ltd. filed with the SEC on April 30, 2010 and incorporated herein by reference thereto.

CHINA DIGITAL TV HOLDING CO., LTD.
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

CONTENTS	PAGE(S)
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	F-1

CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2009 AND 2010	F-2

CONSOLIDATED STATEMENTS OF OPERATIONS FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010	F-3

CONSOLIDATED STATEMENTS OF EQUITY AND COMPREHENSIVE INCOME FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010	F-4

CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010	F-5

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS	F-6 - F-55

ADDITIONAL INFORMATION-FINANCIAL STATEMENT SCHEDULE I	F-56 - F-60

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF
CHINA DIGITAL TV HOLDING CO., LTD.

We have audited the accompanying consolidated balance sheets of China Digital TV Holding Co., Ltd. (the "Company"), its subsidiaries, and its variable interest entity (the "VIE") and the VIE's subsidiaries (collectively, the "Group") as of December 31, 2009 and 2010, and the related consolidated statements of operations, equity and comprehensive income, and cash flows for each of the three years in the period ended December 31, 2010, and the related financial statement schedule included in Schedule I. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Group as of December 31, 2009 and 2010, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2010, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, the related financial statement schedule, when considered in relation to the consolidated financial statements taken as a whole, present fairly, in all material respects, the information set forth therein.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Group's internal control over financial reporting as of December 31, 2010, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated May 12, 2011 expressed an unqualified opinion on the Group's internal control over financial reporting.

/s/ Deloitte Touche Tohmatsu CPA Ltd.
Beijing, The People's Republic of China
May 12, 2011

CHINA DIGITAL TV HOLDING CO., LTD.

CONSOLIDATED BALANCE SHEETS
(In U.S. dollars in thousands, except share data)

	As of December 31,
	2009	2010
ASSETS

Current assets:
Cash and cash equivalents	$131,087	$148,944
Restricted cash	16	16
Bank deposits maturing over three months	64,021	41,667
Short-term investments - held-to-maturity securities	37,685	26,984
Notes receivable	2,836	2,387
Accounts receivable, net of allowance for doubtful accounts of $576 and $758 as of December 31, 2009 and 2010, respectively	11,229	24,214
Inventories	4,684	3,001
Prepaid expenses and other current assets	4,550	12,063
Deferred costs-current	363	323
Deferred income tax assets-current	516	941
Total current assets	256,987	260,540
Property and equipment, net	2,308	2,329
Intangible assets, net	937	675
Goodwill	499	516
Long-term investments - equity method investments	1,005	8,824
Long-term investments - held-to-maturity securities	1,190	-
Deferred costs-non-current	392	515
Deferred income tax assets - non-current	170	243
Total assets	$263,488	$273,642

TOTAL LIABILITIES AND EQUITY

Current liabilities:
Accounts payable (of which $641 and $1,074 as of December 31, 2009 and 2010 belonging to the consolidated VIE and VIE's subsidiaries without recourse to the Company, respectively)	660	1,540
Accrued expenses and other current liabilities (of which $2,421 and $3,503 as of December 31, 2009 and 2010 belonging to the consolidated VIE and VIE's subsidiaries without recourse to the Company, respectively)	5,340	8,848
Deferred revenue-current (of which $3,018 and $5,240 as of December 31, 2009 and 2010 belonging to the consolidated VIE and VIE's subsidiaries without recourse to the Company, respectively)	3,453	5,904
Dividend payable (of which nil as of December 31, 2009 and 2010 belonging to the consolidated VIE and VIE's subsidiaries without recourse to the Company, respectively)	-	77,333
Income tax payable (of which $130 and $189 as of December 31, 2009 and 2010 belonging to the consolidated VIE and VIE's subsidiaries without recourse to the Company, respectively)	251	220
Total current liabilities	9,704	93,845
Deferred revenue-non-current (of which $760 and $777 as of December 31, 2009 and 2010 belonging to the consolidated VIE and VIE's subsidiaries without recourse to the Company, respectively)	760	777
Total Liabilities	10,464	94,622
Commitments (Note 24)

Equity:
China Digital TV Holding Co., Ltd. Shareholders' equity:
Ordinary shares ($0.0005 par value; 200,000,000 and 200,000,000 shares authorized, 58,044,640 and 58,817,987 shares issued and outstanding as of December 31, 2009 and 2010, respectively)	29	29
Additional paid-in capital	157,980	118,799
Statutory reserve	12,691	17,324
Retained earnings	75,707	28,788
Accumulated other comprehensive income	6,617	13,560
Total China Digital TV Holding Co., Ltd. shareholders' equity.	253,024	178,500
Noncontrolling interest	-	520
Total equity	253,024	179,020
TOTAL LIABILITIES AND EQUITY	$263,488	$273,642

The accompanying notes are an integral part of these consolidated financial statements.

CHINA DIGITAL TV HOLDING CO., LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS
(In U.S. dollars in thousands, except share data)

	For the years ended December 31,
	2008	2009	2010
Revenues
Products	$64,412	$49,146	$82,518
Services	6,285	5,918	5,225
Total revenues	70,697	55,064	87,743
Business taxes	(363)	(360)	(620)
Net revenues	70,334	54,704	87,123
Cost of revenues (including share-based compensation of $35, $30 and $10 for 2008, 2009 and 2010, respectively)
Products	10,877	9,716	15,148
Services	2,828	3,686	3,040
Total cost of revenues	13,705	13,402	18,188
Gross profit	56,629	41,302	68,935
Operating expenses:
Research and development (including share-based compensation of $481, $713, and $393 for 2008, 2009 and 2010, respectively)	6,921	8,779	10,432
Selling and marketing (including share-based compensation of $186, $447 and $384 for 2008, 2009 and 2010, respectively)	6,063	7,203	8,504
General and administrative (including share-based compensation of $342, $472, and $691 for 2008, 2009 and 2010, respectively)	6,084	4,793	6,389
Total operating expenses	19,068	20,775	25,325
Income from operations	37,561	20,527	43,610
Interest income	9,138	6,070	5,294
Impairment loss of cost method investment	-	-	(5,000)
Other expense	(412)	(65)	(92)
Income before income taxes	46,287	26,532	43,812
Income tax (expenses)/benefits:
Income tax-current	(3,271)	(1,661)	(10,714)
Income tax-deferred	36	400	464
Total income tax expenses	(3,235)	(1,261)	(10,250)
Net income before income/ (loss) from equity method investments	43,052	25,271	33,562
Income/ (loss) from equity method investments, net of income taxes	(4)	20	(151)
Net income	43,048	25,291	33,411
Net loss attributable to noncontrolling interest	14	13	10
Net income attributable to China Digital TV Holding Co., Ltd.	$43,062	$25,304	$33,421
Net income per share attributable to ordinary shareholders of China Digital TV Holding Co., Ltd.
Basic	$0.75	$0.44	$0.57
Diluted	$0.72	$0.43	$0.57
Weighted average shares used in calculating net income per ordinary share
Basic	57,138,985	57,728,009	58,313,467
Diluted	60,058,724	58,591,072	58,779,027

The accompanying notes are an integral part of these consolidated financial statements.

CHINA DIGITAL TV HOLDING CO., LTD.

CONSOLIDATED STATEMENTS OF EQUITY AND COMPREHENSIVE INCOME
(In U.S. dollars in thousands, except share data)

	China Digital TV Holding Co., Ltd. Shareholders
	Ordinary		Additional paid-in	Accumulated other comprehensive	Statutory	Retained	Total China Digital TV Holding Co., Ltd Shareholders'	Noncontrolling	Total	Total comprehensive
	Shares	Amount	capital	income	reserve	earning	equity	Interest	equity	income
Balance at January 1, 2008	57,296,932	$29	$224,863	$2,927	$5,688	$14,344	$247,851	$4,000	$251,851
Share-based compensation	-	-	1,044	-	-	-	1,044	-	1,044	-
Net income	-	-	-	-	-	43,062	43,062	(14)	43,048	$43,048
Provision for statutory reserve	-	-	-	-	4,496	(4,496)	-	-	-	-
Exercise of stock option	2,220,182	1	2,287	-	-	-	2,288	-	2,288	-
ADSs repurchase and retirement	(2,307,566)	(1)	(16,254)	-	-	-	(16,255)	-	(16,255)	-
Special cash dividend to shareholders	-	-	(57,210)	-	-	-	(57,210)	-	(57,210)	-
Adjustment to 2007 accrued IPO costs and related expenses	-	-	(87)	-	-	-	(87)	-	(87)	-
Noncontrolling interest of N-T Information Engineering	-	-	-	-	-	-	-	(3,000)	(3,000)	-
Noncontrolling interest of Dongguan Super TV	-	-	-	-	-	-	-	719	719	-
Acquisition of Dongguan Super TV	-	-	-	-	-	-	-	(141)	(141)	-
Foreign currency translation adjustment	-	-	-	3,769	-	-	3,769	-	3,769	3,769
Balance at December 31, 2008	57,209,548	29	154,643	6,696	10,184	52,910	224,462	1,564	226,026	46,817
Share-based compensation	-	-	1,662	-	-	-	1,662	-	1,662	-
Net income	-	-	-	-	-	25,304	25,304	(13)	25,291	25,291
Provision for statutory reserve	-	-	-	-	2,507	(2,507)	-	-	-	-
Exercise of stock option	835,092	-	762	-	-	-	762	-	762	-
Special cash dividend to shareholders	-	-	(87)	-	-	-	(87)	-	(87)	-
Transfer of noncontrolling interest	-	-	1,000	-	-	-	1,000	(1,000)	-	-
Dongguan SuperTV deconsolidation	-	-	-	-	-	-	-	(551)	(551)
Foreign currency translation adjustment	-	-	-	(79)	-	-	(79)	-	(79)	(79)
Balance at December 31, 2009	58,044,640	29	157,980	6,617	12,691	75,707	253,024	-	253,024	25,212
Share-based compensation	-	-	1,478	-	-	-	1,478	-	1,478	-
Net income	-	-	-	-	-	33,421	33,421	(10)	33,411	33,411
Provision for statutory reserve	-	-	-	-	4,633	(4,633)	-	-	-	-
Exercise of stock option	773,347	-	1,270	-	-	-	1,270	-	1,270	-
Special cash dividend to shareholders	-	-	(41,929)	-	-	(75,707)	(117,636)	-	(117,636)	-
Noncontrolling interest of Dongguan Super TV	-	-	-	-	-	-	-	530	530	-
Foreign currency translation adjustment	-	-	-	6,943	-	-	6,943	-	6,943	6,943
Balance at December 31, 2010	58,817,987	$29	$118,799	$13,560	$17,324	$28,788	$178,500	$520	$179,020	$40,354

The accompanying notes are an integral part of these consolidated financial statements.

CHINA DIGITAL TV HOLDING CO., LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(In U.S. dollars in thousands, except share data)

	For the years ended December 31,
	2008	2009	2010
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$43,048	$25,291	$33,411
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	1,254	1,691	1,272
Share-based compensation	1,044	1,662	1,478
Loss (Gain) from disposal of property and equipment	-	(9)	18
Allowance for doubtful accounts	286	(89)	182
Write-down of inventory value	127	59	35
Warranty accrual	56	45	81
Loss (gain) from equity method investments	4	(7)	151
Gain from deconsolidation of a subsidiary	-	(13)	(32)
Impairment loss of an intangible asset	-	271	20
Impairment loss of cost method investment	-	-	5,000
Accrued interest income in held-to-maturity securities	-	(553)	(1,218)
Changes in assets and liabilities:
Accounts receivable	(5,926)	(1,468)	(11,692)
Inventories	(975)	(731)	1,767
Prepaid expenses and other current assets	(3,472)	(2,899)	(2,360)
Deferred cost	420	(92)	(56)
Amount due from related parties	581	-	-
Accounts payable	586	(443)	790
Income tax payable	280	(835)	(1,385)
Accrued expenses and other current liabilities	3,623	(2,563)	3,298
Deferred revenue	(2,497)	(446)	2,277
Deferred income taxes	(36)	(400)	(464)
Net cash provided by operating activities	38,403	18,471	32,573
CASH FLOWS FROM INVESTING ACTIVITIES:
Short-term loan to N-T Information Engineering	1,635	-	-
Purchase of property and equipment	(1,001)	(1,475)	(606)
Bank deposits maturing over three months	(48,260)	7,743	25,041
Restricted cash	767	8	-
Long-term loan to individuals (nominee shareholders) for acquisition of equity interests in N-S Digital TV from N-T Information Engineering	(1,803)	-	-
Purchase of intangible assets from N-T Information Engineering	(1,299)	-	-
Acquisition of equity interests in N-S Digital TV from N-T Information Engineering	(1,815)	-	-
Acquisition of additional interests from a noncontrolling shareholder (Note 4)	(146)	-	-
Interest income from held-to-maturity securities	-	346	1,364
Purchase of held-to-maturity corporate and the PRC government bonds	-	(38,964)	(24,770)
Proceeds from maturity of held to maturity corporate and the PRC government bonds	-	-	37,841
Cash in a deconsolidated entity	-	(1,422)	-
Cash in an acquired entity	-	-	922
Proceeds from disposal of property and equipment	-	9	152
Purchase of equity method investment	-	-	(8,500)
Purchase of cost method investment	-	-	(5,000)
Prepaid investment	-	-	(6,818)
Net cash provided by (used in) investing activities	(51,922)	(33,755)	19,626
CASH FLOWS FROM FINANCING ACTIVITIES:
IPO costs and related expenses paid	(681)	-	-
Proceeds from stock option exercise	2,288	759	1,270
ADSs repurchase and retirement	(16,255)	-	-
Capital injection by a noncontrolling shareholder	719	-	-
Special cash dividend paid to shareholders	-	(57,296)	(40,303)
Net cash used in financing activities	(13,929)	(56,537)	(39,033)
Effect of exchange rate changes	1,437	(39)	4,691
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(26,011)	(71,860)	17,857
CASH AND CASH EQUIVALENTS, BEGINNING OF THE YEAR	228,958	202,947	131,087
CASH AND CASH EQUIVALENTS, END OF THE YEAR	202,947	131,087	148,944
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATIONS
Income tax paid	2,988	2,488	6,680
Withholding tax paid	-	-	5,380
	$2,988	$2,488	$12,060
Non-cash investing and financing activities
Disposition of equity interest	$-	$293	$-
Acquisition of equity interest	$-	$-	$262

The accompany notes are an integral part of these consolidated financial statements.

CHINA DIGITAL TV HOLDING CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010
(In U.S. dollars in thousands, except share data)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES

China Digital TV Technology Co., Ltd. (“CDTV BVI”) was incorporated in the British Virgin Islands (“BVI”) as a limited liability company on March 9, 2004 by the shareholders of Novel-Tongfang Information Engineering Co., Ltd. (“N-T Information Engineering”) and SB Asia Infrastructure Fund L.P. (“SAIF”), a third-party investor.  The principal activities of CDTV BVI are to install and integrate conditional access systems (“CA Systems”), subscriber management systems and electronic program guidance systems to cable TV operators in the People’s Republic of China (“PRC”) and to sell digital TV intelligent cards (“smart cards”) to these operators.

The development, production and sale of commercial encryption products in the PRC are regulated by the PRC National Encryption Administrative Bureau.  Currently, foreign-invested enterprises incorporated in the PRC are not expressly prohibited from conducting encryption-related businesses; however, they may have difficulty obtaining the licenses or permits required for conducting such businesses from the Encryption Bureau due to the PRC Encryption Authority’s generally restrictive approach towards foreign participation in the PRC encryption industry.  In addition, the PRC State Administration of Radio, Film and Television (“SARFT”) has a policy to require any cable television network operator who uses non-PRC CA systems to install parallel PRC CA systems.  Such policy does not expressly indicate whether the CA systems produced by a foreign-invested company incorporated in the PRC fall into the category of non-PRC CA systems.  In consideration of the PRC Encryption Authority’s preferences and the SARFT’s policy, CDTV BVI conducts substantially all of its operations through its subsidiary, Beijing Super TV Co., Ltd. (“Super TV”), and Novel-Tongfang Digital TV Technology Co., Ltd. (“N-T Digital TV”), a variable interest entity (“VIE”), which is 100% owned by PRC citizens and has obtained the license to operate such business in the PRC.

N-T Digital TV was established in the PRC on May 31, 2004 by N-T Information Engineering (who contributed 75% of the paid-in capital) and Ms. Li Yang, who is a PRC citizen representing SAIF (which contributed 25% of the paid-in capital).  N-T Digital TV was subsequently renamed to Beijing Novel-Super Digital TV Technology Co., Ltd. (“N-S Digital TV”) in December 2007.  In August 2007, Ms. Li Yang transferred her entire equity interest in N-S Digital TV to Ms. Wei Gao, a PRC citizen representing SAIF.  In June 2008, Ms. Wei Gao transferred her entire equity interest in N-S Digital TV to Mr. Junming Wu, a PRC citizen employed by Super TV. In November 2008, N-T Information Engineering transferred its entire equity interest in N-S Digital TV to Mr. Lei Zhang and Mr. Shizhou Shen, two PRC citizens employed by Super TV.  After these transfers, N-S Digital TV is owned by Mr. Junming Wu, Mr. Lei Zhang and Mr. Shizhou Shen with an equity interest of 25%, 37.5% and 37.5%, respectively.  CDTV BVI does not have direct equity interest in N-S Digital TV, but it obtains control and enjoys the economic benefits of N-S Digital TV through a series of contractual arrangements entered into among Super TV, N-S Digital TV and its equity holders.

CHINA DIGITAL TV HOLDING CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010
(In U.S. dollars in thousands, except share data)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES - continued

In 2007, the shareholders of CDTV BVI established China Digital TV Holding Co., Ltd. (the “Company” or “CDTV Holding”), as the holding Company of CDTV BVI and its subsidiary and VIE, CDTV Holding was incorporated in the Cayman Islands. The shareholders of CDTV BVI exchanged all of their shares of CDTV BVI for shares of CDTV Holding in proportion to their percentage interests in CDTV BVI.  As a result, CDTV BVI became a wholly owned subsidiary of CDTV Holding.

VIE contractual agreements

A majority of the Group’s customers are provincial and municipal cable network operators in the PRC, which are primarily state-owned enterprises (“SOEs”).  Due to the above-mentioned regulatory considerations, these SOEs tend to purchase CA systems from PRC local companies, rather than from companies with foreign investment such as Super TV.  In order to accommodate the PRC regulations and participate in the smart card and CA systems business (for the benefit of the Group), the Group arranged for Super TV to enter into the following agreements with N-S Digital TV and its equity holders:

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

•
Products and Software Purchase Agreement: N-S Digital TV exclusively purchased from Super TV all the related software products required for its CA systems and production of smart cards.  The purchase price was agreed by the two parties and may be adjusted by agreement between the parties annually. The term of the agreement is 15 years.

CHINA DIGITAL TV HOLDING CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010
(In U.S. dollars in thousands, except share data)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES - continued

VIE contractual agreements - continued

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

•
Business Operating Agreement: Mr. Lei Zhang, Mr. Shizhou Shen , Mr. Junming Wu and N-S Digital TV agreed to (1) accept the policies and guidelines furnished by Super TV from time to time with respect to the hiring and dismissal of employees, operational management and financial systems of N-S Digital TV, (2) appoint the candidates recommended by Super TV as directors of N-S Digital TV and appoint the senior management personnel of Super TV as the general manager, chief financial officer and other senior officers of N-S Digital TV based on Super TV’s recommendations, and (3) seek a guarantee from Super TV first when any guarantee is required to secure performance by N-S Digital TV of any contract or working capital loans borrowed by N-S Digital TV.  In return, N-S Digital TV agreed to pledge its assets and receivables to Super TV.

•
Share Pledge Agreements: Pursuant to the share pledge agreements Mr. Junming Wu, Mr. Lei Zhang and Mr. Shizhou Shen have pledged all of their respective equity interests in N-S Digital TV to Super TV to secure the payment obligations of N-S Digital TV under certain contractual arrangements between N-S Digital TV and Super TV.  Under such share pledge agreements, Mr. Junming Wu, Mr. Lei Zhang and Mr. Shizhou Shen have agreed not to transfer their equity interests in N-S Digital TV or create, or allow the creation of, any pledge on their respective equity interest in N-S Digital TV that may affect Super TV’s interests without Super TV’s consent.  Pursuant to such agreements, Super TV is entitled to receive the dividends on the pledged equity interests during the term of the pledges.

Pursuant to such agreements, Super TV has received 100% of N-S Digital TV shareholders’ voting interest in N-S Digital TV and has the right to receive any dividends declared and paid by N-S Digital TV.  In addition, since its formation in May 2004, N-S Digital TV has not declared or distributed any dividends to any shareholders. Super TV enjoys substantially all of the rewards of ownership and exercises controls over N-S Digital TV. Since Super TV is the primary beneficiary of the VIE arrangement, the VIE and VIE’s subsidiaries’ results of operations are consolidated in the Group’s financial statements.

CHINA DIGITAL TV HOLDING CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010
(In U.S. dollars in thousands, except share data)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES - continued

VIE contractual agreements - continued

In June 2009, the FASB issued an authoritative pronouncement to amend the accounting rules for VIE. The amendments effectively replace the quantitative-based risks-and-rewards calculation for determining which reporting entity, if any, has a controlling financial interest in a variable interest entity with an approach focused on identifying which reporting entity has (1) the power to direct the activities of a variable interest entity that most significantly affect the entity’s economic performance and (2) the obligation to absorb losses of, or the right to receive benefits from, the entity. Additionally, an enterprise is required to assess whether it has an implicit financial responsibility to ensure that a variable interest entity operates as designed when determining whether it has the power to direct the activities of the variable interest entity that most significantly impact the entity’s economic performance. The new guidance also requires additional disclosures about a reporting entity’s involvement with variable interest entities and about any significant changes in risk exposure as a result of that involvement.

The Group adopted the new guidance on January 1, 2010 and the disclosure requirements of the new guidance were retrospectively applied for all the periods presented in the financial statements.

As discussed above, the Company had consolidated N-S Digital TV, the VIE, under the authoritative literature prior to the amendment discussed above because it was the primary beneficiary of those entities.

Because the Company, through its wholly owned subsidiary, Super TV, has (1) the power to direct the activities of the VIE that most significantly affect the entity’s economic performance and (2) the right to receive benefits from the VIE, it continues to consolidate the VIE upon the adoption of the new guidance which therefore, other than for additional disclosures, will have no accounting impact.

Risks in relation to the VIE structure

The Company believes that Super TV’s contractual arrangements with equity holders of N-S Digital TV are in compliance with PRC law and are legally enforceable. The equity holders of N-S Digital TV are all employees of Super TV and therefore have no current interest in seeking to act contrary to the contractual arrangements. However, uncertainties in the PRC legal system could limit the Company’s ability to enforce these contractual arrangements and if the equity holders of N-S Digital TV were to reduce their interest in the Company, their interests may diverge from that of the Company and that may potentially increase the risk that they would seek to act contrary to the contractual terms, for example by influencing N-S Digital TV not to pay the service fees when required to do so.

CHINA DIGITAL TV HOLDING CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010
(In U.S. dollars in thousands, except share data)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES - continued

The following financial statement amounts and balances of the VIE and VIE’s subsidiaries were included in the accompanying consolidated financial statements as of and for the years ended December 31:

	As of December 31,
	2009	2010
Total current assets	$25,310	$37,465
Total non-current assets	3,066	2,928
Total assets	28,376	40,393

Total current liabilities	6,210	10,006
Total non-current liabilities	760	777
Total liabilities	$6,970	$10,783

	For the years ended December 31,
	2008	2009	2010
Net revenues	$64,108	$50,756	$79,591
Net income	$178	$806	$137

	For the years ended December 31,
	2008	2009	2010
Net cash provided by (used in) operating activities	$5,256	$(1,576)	$172
Net cash provided by (used in) investing activities	126	(2,173)	1,228
Net cash provided by financing activities	$719	$-	$-

There are no consolidation VIE’s assets that are collateral for the VIE’s obligations and can only be used to settle the VIE’s obligations.

CHINA DIGITAL TV HOLDING CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010
(In U.S. dollars in thousands, except share data)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES - continued

As of December 31, 2010, CDTV Holding’s subsidiaries, VIE and VIE’s subsidiaries include the following entities:

	Date of incorporation	Place of incorporation	Percentage of
Subsidiaries	/establishment	/establishment	economic ownership

CDTV BVI	March 9, 2004	BVI	100%
Super TV	May 31, 2004	the PRC	100%
Golden Benefit Technology Limited	December 6, 2007	Hong Kong	100%
(“Golden Benefit”)
China Super Media Holdings Limited	February 25, 2008	Hong Kong	100%
(“CSM Holdings”)
N-S Digital Technology Co., Ltd	April 19, 2010	the PRC	100%
(“N-S Digital Technology”)
N-S Investment Holdings Co., Ltd	July 23, 2010	the PRC	100%
(“N-S Investment Holdings”)

VIE
N-S Digital TV	May 31, 2004	the PRC	100%

VIE’s subsidiaries
N-S Media Investment Co., Ltd	December 19, 2007	the PRC	100%
(“N-S Media Investment”)
Guangdong Digital Media Technology Research	January 20, 2005	the PRC	100%
& Development Institute Co., Ltd
(“Guangdong R&D”)
Dongguan SuperTV Video Info Co., Ltd	June 11, 2008	the PRC	60%
(“Dongguan SuperTV”)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)	Basis of presentation

The consolidated financial statements of the Group have been prepared in accordance with the accounting principles generally accepted in the United States of America (“U.S. GAAP”).

(b)	Basis of consolidation

The consolidated financial statements of the Group include the financial statements of CDTV Holding, its subsidiaries, VIE and VIE’s subsidiaries.  All inter-company transactions and balances have been eliminated upon consolidation.

CHINA DIGITAL TV HOLDING CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010
(In U.S. dollars in thousands, except share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(c)	Use of estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and revenues, costs and expenses in the financial statements and accompanying notes.  Significant accounting estimates reflected in the Group’s consolidated financial statements include useful life of CA systems, allowance for doubtful accounts, accrual of warranty, the useful lives and impairment of property and equipment, useful lives and impairment of intangible assets, allowance for obsolete inventories, valuation allowance for deferred tax assets, impairment of goodwill, impairment of short-term investment and impairment of long-term investments.

(d)	Cash and cash equivalents

Cash and cash equivalents consist of cash on hand and highly liquid investments which are unrestricted as to withdrawal or use, and which have maturities of three months or less when purchased.

(e)	Investment

Held-to-maturity investments

Investments are classified as held-to-maturity when the Group has the positive intent and ability to hold the debt security to maturity.

The Group reviews its held-to-maturity investments in securities for other-than-temporary impairment (“OTTI”) based on the specific identification method. The Group considers available quantitative and qualitative evidence in evaluating the potential impairment of its investments. If the cost of an investment exceeds the investment’s fair value, the Group considers, among other factors, general market conditions, the duration and the extent to which the fair value of the investment is less than the cost, and the Group’s intent and ability to hold the investment. OTTI is recognized as a loss in the income statement.

The Group separates the amount of the OTTI for investments in debt securities into the amount that is credit related (credit loss component) and the amount that is due to all other factors. The credit loss component is recognized in earnings, which represents the difference between a security’s amortized cost basis and the discounted present value of expected future cash flows. The amount due to other factors is recognized in other comprehensive income if the entity neither intends to sell and will not more likely than not be required to sell the security before recovery. The difference between the amortized cost basis and the cash flows expected to be collected is accreted as interest income.

There has not been any OTTI recognized for the years ended December 31, 2008, 2009 and 2010.

CHINA DIGITAL TV HOLDING CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010
(In U.S. dollars in thousands, except share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(e)           Investment - continued

Equity method investments

Investee companies over which the Company has the ability to exercise significant influence, but does not have a controlling interest are accounted for using the equity method.  Significant influence is generally considered to exist when the Company has an ownership interest in the voting stock of the investee between 20% and 50%, and other factors, such as representation on the investee’s Board of Directors, voting rights and the impact of commercial arrangements, are considered in determining whether the equity method of accounting is appropriate.

Investee companies over which the Company has equity interest over 50%, but the noncontrolling shareholders have substantive rights to participate in significant operating decisions are accounted for using the equity method.

An impairment charge is recorded if the carrying amount of the investment exceeds its fair value and this condition is determined to be other-than-temporary. The Group did not incur any impairment loss on equity method investments for the years ended December 31, 2008, 2009 and 2010.

Cost method investments

Investee companies over which the Company does not have significant influence and a controlling interest, the Company carries the investment at cost and recognizes as income for any dividend received from distribution of the investee’s earnings.

An impairment charge is recorded if the carrying amount of the investment exceeds its fair value and determined to be other-than-temporary.

(f)	Financial instruments

Financial instruments of the Group primarily consist of cash and cash equivalents, restricted cash, bank deposits maturing over three months, held-to-maturity investments, notes receivable, accounts receivable, accounts payable, and income tax payable. The carrying values of the Group’s financial instruments approximate their fair values, principally because of the short-term maturity of these instruments or their terms.

CHINA DIGITAL TV HOLDING CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010
(In U.S. dollars in thousands, except share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(g)	Concentration of credit risk

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

Details of the customer accounting for 10% or more of total revenues are as follows:

	For the years ended December 31,
Customer	2008	2009	2010
	%	%	%
A	15.1	12.8	14.2

Details of the customer accounting for 10% or more of accounts receivable are as follows:

	As of December 31,
Customer	2009	2010
	%	%
A	5.7	13.8

(h)	Inventories

Inventories are stated at the lower of cost or market value.  Cost is determined using the weighted average method. Inventories are written down for provisions for obsolescence to net realizable value based upon estimates of future demand, technology developments, and market conditions. These write-down of inventory value charged to income were of $127, $59 and $35 in 2008, 2009 and 2010, respectively.

CHINA DIGITAL TV HOLDING CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010
(In U.S. dollars in thousands, except share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(i)	Property and equipment, net

Property and equipment are carried at cost less accumulated depreciation and amortization.  Depreciation and amortization are calculated on a straight-line basis over the following estimated useful lives:

Computer and electronic equipment	3 years
Furniture and fixture	5 years
Leasehold improvement	Shorter of useful life of the asset or the lease term
Motor vehicles	5 years

(j)	Intangible assets, net

Intangible assets, other than goodwill, resulting from the acquisitions of entities accounted for using the purchase method of accounting are estimated by management based on the fair value of assets acquired.

Identifiable intangible assets are carried at cost less accumulated amortization. Amortization of finite-lived intangible assets is computed using the straight-line method over the following estimated average useful lives, which are as follows:

Core technology	7.5 years
Complete technology	2.5 years
Contract backlogs	1 year
Customer relationship	3.5 years
Digital watermarking technology	5 years
Image tracing technology	5 years

(k)	Impairment of long-lived assets

Long-lived assets, such as property and equipment and definite-lived intangible assets are stated at cost less accumulated depreciation or amortization. Depreciation and amortization is computed principally by the straight-line method.

The Group evaluates the recoverability of long-lived assets, including identifiable intangible assets, with determinable useful lives whenever events or changes in circumstances indicate that an intangible asset’s carrying amount may not be recoverable. The Group measures the carrying amount of long-lived asset against the estimated undiscounted future cash flows associated with it. Impairment exists when the sum of the expected future net cash flows is less than the carrying value of the asset being evaluated.

Impairment loss for the years ended December 31, 2008, 2009 and 2010 was nil, $271 and $20, respectively.

CHINA DIGITAL TV HOLDING CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010
(In U.S. dollars in thousands, except share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(l)	Goodwill

Goodwill is not amortized but tested for impairment on an annual basis and between annual tests in certain circumstances.  Goodwill impairment is tested using a two-step approach.  The first step compares the fair value of a reporting unit to its carrying amount, including goodwill.  If the fair value of the reporting unit is greater than its carrying amount, goodwill is not considered impaired and the second step is not required.  If the fair value of the reporting unit is less than its carrying amount, the second step of the impairment test measures the amount of the impairment loss, if any, by comparing the implied fair value of goodwill to its carrying amount.  If the carrying amount of goodwill exceeds its implied fair value, an impairment loss is recognized equal to that excess.  The implied fair value of goodwill is calculated in the same manner that goodwill is calculated in a business combination, whereby the fair value of the reporting unit is allocated to all of the assets and liabilities of that unit, with the excess purchase price over the amounts assigned to assets and liability representing the implied fair value of goodwill.  Estimating fair value is performed by utilizing various valuation techniques, with the primary technique being a discounted cash flow.  The Group has one reporting unit and has determined to perform the annual impairment test on December 31 of each year.  The Group did not incur any impairment loss on goodwill for the years ended December 31, 2008, 2009 or 2010.  Exchange realignment of $32, nil and $17 was debited to goodwill for years ended December 31, 2008, 2009 and 2010, respectively.

(m)	Revenue recognition

The Group’s revenues are principally derived from sales of products and services.

Specifically, sales of products include:

(1)	Sales of smart cards; and

(2)	Sales of set-top boxes and other products.

Sales of services include the following four arrangements:

(1)	Head-end software, hardware and related system integration service (“SI service”);

(2)	Head-end system development service (“SD service”);

(3)	Licensing income; and

(4)	Royalty income.

CHINA DIGITAL TV HOLDING CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010
(In U.S. dollars in thousands, except share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(m)	Revenue recognition - continued

Sales of smart cards

Smart cards are manufactured by third-party manufacturers based on the Group’s blueprints.  When the Group receives these products from the manufacturers, the Group programs each one with a unique security code so that it can communicate with the Group’s CA systems. Revenue is recognized after a sales agreement is signed, the price is fixed or determinable, products are delivered to customers, and collection of the resulting receivables is assured.  The Group also offers some of its customers a lower price or a certain amount of free cards when the cumulative volume of smart card purchases from the same customer is greater than a set volume during a specific period.  The Group accounts for cumulative volume customer incentives as deferred revenue which is deducted from the initial revenue.

The Group generally guarantees the quality of smart cards for periods ranging from one to three years, and if any smart cards are found defective during the warranty period, the Group is obligated to replace them at the Group’s cost.  Historically, the defect rate of smart cards has been low and the Group accrues warranty liabilities based on historical information.

Set-top box and others

The Group also derives revenues from the sales of products other than smart cards, such as set-top boxes and other related products.  Revenue is recognized after a sales agreement is signed, the price is fixed or determinable, products are delivered to customers, and collection of the resulting receivables is assured.

SI service

For the SI service, the Group signs contracts with cable network operators to install and integrate the Group’s software with the hardware and software purchased from third-party suppliers.  The Group’s software includes CA systems software, subscriber management system software and head-end electronic program guide software.

CA systems software consists of software that is installed at the premises of the television network operator, or the head end.  CA systems enable television network operators to deliver secured contents and services to their subscribers.

Subscriber management system is software used by television network operators to support their operation, archive subscriber information and operational information, and to generate billings to subscribers.

CHINA DIGITAL TV HOLDING CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010
(In U.S. dollars in thousands, except share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(m)	Revenue recognition - continued

SI service - continued

Head-end electronic program guide software is software that enables television network operators to distribute Digital Video Broadcasting standard program specific information and service information to the subscribers.

Deliverables of SI service include: software, hardware, integration, installation, training and post-contract customer support (“PCS”).  When the provision of services is substantially completed, i.e., when the Group delivers its software, purchases the hardware and software from third-party suppliers, integrates them together, and provides installation and training to customers, customers sign the preliminary acceptance.  Final acceptance is typically signed six months to one year after the issuance of the preliminary acceptance if no major technical problems are discovered.  In limited situations, there is only one acceptance from the customer, rather than a preliminary and a final acceptance.  Software is considered delivered to customers when preliminary acceptance or single acceptance is signed because only at that time are customers able to use the software in the integrated system.  For majority of the contracts, the Group offers one-year free PCS, including telephone support and bug-fixing beginning from preliminary acceptance or single acceptance.  However, in some of the contracts, the Group offers free PCS for a period of more than one year beginning from preliminary acceptance or single acceptance; while in some other contracts, the PCS does not have a specified definite period.

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

(3)	The vendor’s fee is fixed or determinable; and

(4)	Collectability is probable.

The systems are installed and tested at the customers’ sites.  Generally all the technical issues are identified and resolved before the preliminary acceptance is signed by the customers.  Afterwards, the customers will begin to use the installed systems for operation.

CHINA DIGITAL TV HOLDING CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010
(In U.S. dollars in thousands, except share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(m)	Revenue recognition - continued

SI service - continued

For the contracts where the Group offers free PCS for one year or less, the cost incurred between the preliminary acceptance and the end of the free PCS period has historically been insignificant.  Therefore, revenue is recognized when the entire installation and integration of software is completed, which is indicated by obtaining the preliminary acceptance from customers.  In limited situations, where there is only one acceptance from the customer, rather than a preliminary and final acceptance, revenue is recognized when the single acceptance is obtained.  For contracts where the Group offers free PCS for more than one year, the Group defers the revenue for the contracts and recognizes it over the PCS term although the cost incurred during the PCS term has been historically insignificant. Where the PCS term has no specified definite period, the Group recognizes such revenue over the estimated useful life of the CA systems, which the Group has determined to be five years.

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

Because a system development arrangement requires significant production, modification, or customization of software, the group refers to FASB Accounting Standards Codification (“ASC”) 605-35, “Construction-Type and Production-Type Contracts” for revenue recognition. As the Group cannot properly measure progress toward completion, the completed-contract method is used.  Revenue for system development is recognized when the system development is finished and accepted by the customer.

CHINA DIGITAL TV HOLDING CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010
(In U.S. dollars in thousands, except share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(m)	Revenue recognition - continued

Licensing income

The Group coordinates with network operators to produce set-top boxes compatible with the Group’s CA systems.  The Group enters into contracts with set-top box manufacturers selected by customers and provides these manufacturers with CA systems terminal-end software that is integrated in the set-top boxes and which permits the unscrambling of digital TV broadcasts that have been transmitted by TV network operators who use the Group’s CA systems.  The set-top box manufacturers pay the Group a one-time license fee, which includes a testing and certifying fee, for obtaining the blueprints and technologies in the form of software.  According to the contracts, these manufacturers are required to provide a set-top box prototype to the Group in order to obtain a certificate from the Group which indicates the set-top box is compatible with the Group’s CA systems and suitable for mass-production.  The licenses to set-top box manufacturers are perpetual once provided.  No PCS is offered in the licensing arrangement.  Licensing income is recognized when all revenue recognition criteria have been met, which is indicated by the issuance of a certificate to the set-top box manufacturer by the Group.

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

Royalty income

The Group receives royalties on sales of CA systems terminal-end software, and set-top box design and operating system.

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

For royalty income received from television network operators, the Group requests the television network operators to pay the royalty to the Group directly when they purchase the Group’s smart cards, in which case all the revenue is recognized as part of the smart card sales when these smart cards are delivered to the customers.

CHINA DIGITAL TV HOLDING CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010
(In U.S. dollars in thousands, except share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(n)	Deferred costs

Deferred costs are recognized mainly for cost incurred, which consist of hardware and software purchased from third-party suppliers directly associated with revenue from SI service contracts that provide free PCS for more than one year.

Deferred costs from SI service are recoverable through the future revenue streams and are recorded as an asset and amortized to cost of revenue over the same period that the revenue is recognized. Amortization of deferred costs for the years ended December 31, 2008, 2009 and 2010 totaled $441, $437 and $401, respectively.

(o)	Value added tax (“VAT”) and VAT refund

VAT on sales is calculated at 17% on revenue from product sales and SI Services and paid after deducting input VAT on purchases.  The net VAT balance between input VAT and output VAT is reflected in the accounts under other taxes payable.

For certain software related products that are qualified as “software products” by PRC tax authorities, the Group can pay VAT at 17% first and then receive 14% refund after it is paid.  The Group records VAT refund receivables on accrual basis.  VAT refund is recorded in revenue in the statement of operations.

(p)	Business tax

The Group’s PRC subsidiary, VIE and VIE’s subsidiaries are subject to business taxes, surcharges or cultural business construction fees on revenues related to certain types of services, and the net revenues are presented net of those taxes and fees incurred.

(q)	Operating leases

Leases where substantially all the rewards and risks of ownership of assets remain with the lessor are accounted for as operating leases.  Payments made under operating leases are charged to the consolidated statements of operations on a straight-line basis over the lease periods.

CHINA DIGITAL TV HOLDING CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010
(In U.S. dollars in thousands, except share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(r)	Foreign currency translation

The functional and reporting currency of the Company is US dollar.  The functional currency of the Company’s subsidiaries, VIE and VIE’s subsidiaries in the PRC is Renminbi (“RMB”).

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

For translating the results of the PRC subsidiaries into the functional currency of the Company, assets and liabilities are translated from each subsidiary’s functional currency to the reporting currency at the exchange rate on the balance sheet date.  Equity amounts are translated at historical exchange rates, and revenues, expenses, gains, and losses are translated using the average rate for the period.  Translation adjustments are reported as cumulative translation adjustments and are shown as a separate component of other comprehensive income in the consolidated statements of equity and comprehensive income.

(s)	Income taxes

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

In June 2006, the FASB issued an authoritative pronouncement under which uncertain income tax position on the income tax return must be recognized at the largest amount that is more-likely-than not to be sustained upon audit by the relevant tax authority.  An uncertain income tax position will not be recognized if it has less than a 50% likelihood of being sustained. Interest and penalties on income taxes will be classified as a component of the provisions for income taxes. Since the adoption, the Group had not have any significant liabilities nor any interest or penalties associated with unrecognized tax benefit.

CHINA DIGITAL TV HOLDING CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010
(In U.S. dollars in thousands, except share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(t)	Comprehensive income

Comprehensive income includes net income and foreign currency translation adjustments.  Comprehensive income is reported in the consolidated statements of equity and comprehensive income.

(u)	Net income per share

Basic earnings per ordinary share is computed by dividing net income attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the period.

Diluted earnings per ordinary share reflects the potential dilution that could occur if securities were exercised or converted into ordinary shares. The Group had stock options which could potentially dilute basic earnings per share in the future. To calculate the number of shares for diluted income per share, the effect of the stock options is computed using the treasury stock method.

(v)	Research and development expenses

Research and development expenses are incurred in the development of the Group’s products and technologies, including significant improvements and refinements to existing products and services.  All research and development expenses are expensed as incurred.

(w)	Share-based compensation

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

Forfeitures are estimated at the time of grant and revised in the subsequent periods if actual forfeitures differ from those estimates. The Group uses historical data to estimate pre-vesting option forfeitures and record share-based compensation expenses only for those awards that are expected to vest.

CHINA DIGITAL TV HOLDING CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010
(In U.S. dollars in thousands, except share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(w)           Share-based compensation - continued

A change in any of the terms or conditions of share options shall be accounted for as a modification of the plan. Therefore, the Group calculates incremental compensation cost of a modification as the excess of the fair value of the modified option over the fair value of the original option immediately before its terms are modified, measured based on the share price and other pertinent factors at the modification date. For vested options, the Group would recognize incremental compensation cost in the period of the modification occurred and for unvested options, the Group would recognize, over the remaining requisite service period, the sum of the incremental compensation cost and the remaining unrecognized compensation cost for the original award on the modification date.

(x)	Fair value

Fair value is the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, the Group considers the principal or most advantageous market in which it would transact and it considers assumptions that market participants would use when pricing the asset or liability.

Authoritative literature provides a fair value hierarchy, which prioritizes the inputs to valuation techniques used to measure fair value into three broad levels. The level in the hierarchy within which the fair value measurement in its entirety falls is based upon the lowest level of input that is significant to the fair value measurement as follows:

•	Level 1-inputs are based upon unadjusted quoted prices for identical assets or liabilities traded in active markets.

•
Level 2-inputs are based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active and model-based valuation techniques for which all significant assumptions are observable in the market or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

•
Level 3-inputs are generally unobservable and typically reflect management’s estimates of assumptions that market participants would use in pricing the asset or liability. The fair values are therefore determined using model-based techniques.

CHINA DIGITAL TV HOLDING CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010
(In U.S. dollars in thousands, except share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(y)	Recently issued accounting pronouncements

In October 2009, the FASB issued an authoritative pronouncement regarding the revenue arrangements with multiple deliverables. The new guidance eliminates the residual method of revenue recognition and allows the use of management’s best estimate of selling price for individual elements of an arrangement when vendor specific objective evidence (VSOE), vendor objective evidence (VOE) or third-party evidence (TPE) is unavailable. Prospective application of this new guidance for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010, with earlier application permitted. Alternatively, an entity can elect to adopt this guidance on a retrospective basis. The Group does not expect the adoptions of this pronouncement to have a significant impact on its financial condition or results of operations.

In October 2009, the FASB issued authoritative guidance which amends the scope of existing software revenue recognition accounting. Tangible products containing software components and non-software components that function together to deliver the product’s essential functionality would be scoped out of the accounting guidance on software and accounted for based on other appropriate revenue recognition guidance. Prospective application of this new guidance for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010, with earlier application permitted. Alternatively, an entity can elect to adopt this new guidance on a retrospective basis. This guidance must be adopted in the same period that the company adopts the amended accounting for arrangements with multiple deliverables described in the preceding paragraph. The Group does not expect the adoption of this pronouncement to have a significant impact on its financial condition or results of operations.

In April 2010, the FASB issued an authoritative pronouncement regarding the milestone method of revenue recognition. The scope of this pronouncement is limited to arrangements that include milestones relating to research or development deliverables. The pronouncement specifies guidance that must be met for a vendor to recognize consideration that is contingent upon achievement of a substantive milestone in its entirety in the period in which the milestone is achieved. The guidance applies to milestones in arrangements within the scope of this pronouncement regardless of whether the arrangement is determined to have single or multiple deliverables or units of accounting. The pronouncement will be effective for fiscal years, and interim periods within those years, beginning on or after June 15, 2010. The Group does not expect the adoption of this pronouncement to have a significant impact on its financial condition or results of operations.

CHINA DIGITAL TV HOLDING CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010
(In U.S. dollars in thousands, except share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(y)	Recently issued accounting pronouncements - continued

In December 2010, the FASB issued an authoritative pronouncement on when to perform Step 2 of the goodwill impairment test for reporting units with zero or negative carrying amounts. The amendments in this update modify Step 1 so that for those reporting units, an entity is required to perform Step 2 of the goodwill impairment test if it is more likely than not that a goodwill impairment exists. In determining whether it is more likely than not that a goodwill impairment exists, an entity should consider whether there are any adverse qualitative factors indicating that an impairment may exist. The qualitative factors are consistent with existing guidance, which requires that goodwill of a reporting unit be tested for impairment between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount. For public entities, the guidance is effective for impairment tests performed during entities’ fiscal years (and interim periods within those years) that begin after December 15, 2010. Early adoption will not be permitted. For nonpublic entities, the guidance is effective for impairment tests performed during entities’ fiscal years (and interim periods within those years) that begin after December 15, 2011. Early application for nonpublic entities is permitted; nonpublic entities that elect early application will use the same effective date as that for public entities. The Group does not expect the adoption of this pronouncement will have a significant effect on its consolidated financial position or results of operations.

In December 2010, the FASB issued an authoritative pronouncement on disclosure of supplementary pro forma information for business combinations. The objective of this guidance is to address diversity in practice regarding the interpretation of the pro forma revenue and earnings disclosure requirements for business combinations. The amendments in this update specify that if a  public entity presents comparative financial statements, the entity should disclose revenue and earnings of the combined entity as though the business combination(s) that occurred during the current year had occurred as of the beginning of the comparable prior annual reporting period only. The amendments also expand the supplemental pro forma disclosures to include a description of the nature and amount of material, nonrecurring pro forma adjustments directly attributable to the business combination included in the reported pro forma revenue and earnings. The amendments affect any public entity as defined by Topic 805 that enters into business combinations that are material on an individual or aggregate basis. The amendments will be effective for business combinations consummated in periods beginning after December 15, 2010, and should be applied prospectively as of the date of adoption. Early adoption is permitted. The Group does not expect the adoption of this pronouncement will have a significant effect on its consolidated financial position or results of operations.

CHINA DIGITAL TV HOLDING CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010
(In U.S. dollars in thousands, except share data)

3.	SEGMENT INFORMATION AND REVENUE ANALYSIS

The Group's chief operating decision maker is the Chief Executive Officer, who reviews consolidated results of operations prepared in accordance with U.S. GAAP when making decisions about allocating resources and assessing performance of the Group; hence, the Group has only one operating segment.

The Group operates in the PRC and all of the Group's long-lived assets are located in the PRC.

The gross revenues consist of the following products and services:

	For the years ended December 31,
	2008	2009	2010
Products:
Smart cards	$64,216	$49,005	$82,153
Set-top box and others	196	141	365
Subtotal	64,412	49,146	82,518
Services:
Head-end system integration	3,461	3,265	2,399
System development	573	462	595
Licensing income	1,610	1,147	1,565
Royalty income	641	688	662
Other services	-	356	4
Subtotal	6,285	5,918	5,225
Total	$70,697	$55,064	$87,743

VAT refunds of $6,513, $4,076, and $7,624 were included in revenues for the years ended December 31, 2008, 2009 and 2010, respectively.

CHINA DIGITAL TV HOLDING CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010
(In U.S. dollars in thousands, except share data)

4.	ACQUISITION

(a)
In May 2008, the Group and a third party entered into an agreement to set up Dongguan SuperTV in the PRC to provide value-added services to TV viewers in China.  The Group and the third party each contributed $719 cash, representing 50% of the equity interest in Dongguan SuperTV.  The Group is entitled to 70% of shareholders' voting rights and controls three out of five seats in the board of directors of Dongguan Super TV.  According to the articles of association of Dongguan Super TV, significant decisions in the ordinary course of business are subject to two-thirds of shareholders' approval or simple majority of directors' approval.  Therefore, the Group has control over Dongguan Super TV and accounts for it as a consolidated subsidiary.  Pursuant to the agreement, the Group has an option to purchase an additional 10% equity interest in Dongguan Super TV from the third party investor if certain conditions are met.  The consideration for the additional 10% equity interest consists of four installments.  In September 2008, the Group exercised the option and paid the first installment of $146 in October 2008.  The remaining three installments are contingent on certain percentage of the net profit of Dongguan Super TV in the three succeeding years. In 2009, Dongguan SuperTV was loss making, and thus the Company is under no obligation to pay additional consideration in 2009.

In July 2009, the Group entered into an agreement with Guangdong Jiacai Digital Technology Co., Ltd ("Guangdong Jiacai") to sell 20% equity interest in Dongguan Super TV for a total consideration of $293, in order to better utilize Guangdong Jiacai's leading position in digital TV value added business in Guang Dong province.  After this transaction, the equity interest of Dongguan Super TV held by the Group was reduced to 40%. As the result, the Group lost the controlling financial interest in Dongguan Super TV. And thereafter Dongguan Super TV became the equity method investment of the Group.

In August 2010, the Group entered into an agreement with Guangdong Jiacai to purchase an additional 20% equity interest in Dongguan Super TV with consideration of $262, because Guangdong Jiacai changed its investment strategy, and withdrew its 20% investment in Dongguan Super TV.  After this transaction, the equity interest of Dongguan Super TV held by the Group was increased to 60% and the Group has entitled to 70% of shareholders' voting rights and controls three out of five seats in the board of directors of Dongguan Super TV. Therefore, the Group has control over Dongguan Super TV and accounts for it as a consolidated subsidiary after this transaction. See Note 12(c) for a more detailed description of this transaction.

The purchase price for this 20% equity interest was allocated based on the fair value of the acquired assets and liabilities on the date of acquisition as follows:

Current assets	$181
Property and equipment	98
Current liabilities	(17)
Total	262
Total consideration	$262

CHINA DIGITAL TV HOLDING CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010
(In U.S. dollars in thousands, except share data)

4.	ACQUISITION – continued

The results of the operations for the 100% interest of Dongguan Super TV were included in the Group's financial statements from the acquisition date.

The following unaudited pro forma information summarizes the effect of the acquisition, as if  the group has consolidated Dongguan Super TV from January 1, 2009. This pro forma information is presented for information purpose only. It is based on historical information and does not purport to represent the actual results that may have occurred had the Company did not sell Dongguan Super TV, nor is it necessarily indicative of future results of operations of the consolidation enterprises:

	As of December 31,
	2009	2010

Pro forma net revenue	$54,704	$87,123
Pro forma net income attributable to China Digital TV Holding Co., Ltd.	25,301	33,302
Pro forma earnings per ordinary share-basic	0.44	0.57
Pro forma earnings per ordinary share-diluted	$0.43	$0.57

CHINA DIGITAL TV HOLDING CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010
(In U.S. dollars in thousands, except share data)

4.	ACQUISITION - continued

(b)
On February 26, 2010, the Group entered into an agreement with Beijing Shi Xun Hu Lian Technology Co, Ltd., a related party of the Group, to acquire its 90% equity interest in Guangdong R&D for a cash consideration of $396. On the same day, the Group entered into an agreement with the holder of the remaining 10% equity interest in Guangdong R&D, an independent third party of the Group, for a cash consideration of $44. Guangdong R&D is a china-based company with limited operation. The purpose of the acquisition is to use this company to conduct research and development in TV digitalization. These transactions were closed on February 28, 2010 and Guangdong R&D became a wholly owned subsidiary of the Group after March 2010.

The transaction was accounted for as a business combination using the purchase method of accounting. The purchase price allocation of the transaction was allocated to assets acquired as of the date of acquisition as follows:

Fair value of net asset acquired	$440
Total consideration	$440

No intangible assets and goodwill were recognized.

5.	RESTRICTED CASH

Restricted cash represents bank deposits pledged as security for issuing letters of credit to overseas suppliers and bank deposits pledged as security for issuing letters of guarantee to customers for performance guarantee.  The use of cash in such an account is normally restricted for more than three months.

6.	NOTES RECEIVABLE

Notes receivable represents bank acceptance drafts that are non-interest bearing and due within six months.

CHINA DIGITAL TV HOLDING CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010
(In U.S. dollars in thousands, except share data)

7.	ACCOUNTS RECEIVABLE, NET

Accounts receivable, net, consists of the following:

	As of December 31,
	2009	2010

Billed accounts receivable	$8,115	$18,359
Unbilled accounts receivable	3,690	6,613
Accounts receivable	11,805	24,972
Less: Allowance for doubtful accounts	(576)	(758)
Accounts receivable, net	$11,229	$24,214

Revenue recognized in excess of billings is recorded as unbilled receivables. The unbilled amounts become billable according to the contract terms. The Group generally anticipates that substantially all unbilled amounts as of a given balance sheet date would be billed within twelve months of such balance sheet dates.

Movement of allowance for doubtful accounts is as follows:

	Balance at beginning of the year	Charge to expenses	Deductions	Balance at end of the year

2009	$685	$(89)	$(20)	$576
2010	$576	$182	$-	$758

8.	INVENTORIES

Inventories, net consist of the following:

	As of December 31,
	2009	2010

Raw materials	$3,832	$1,747
Finished goods	1,222	1,659
	5,054	3,406
Less: Write-down of inventory value	(370)	(405)
Inventories, net	$4,684	$3,001

CHINA DIGITAL TV HOLDING CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010
(In U.S. dollars in thousands, except share data)

9.	PREPAID EXPENSES AND OTHER CURRENT ASSETS

Prepaid expenses and other current assets consist of the following:

	As of December 31,
	2009	2010

Prepaid investment to Beijing Cyber Cloud Co., Ltd.
("Cyber Cloud")	$-	$6,818
Interest receivables	2,650	2,061
Prepaid income tax	-	1,347
VAT refund receivables	340	1,017
Deposits	733	597
Prepaid expenses	140	132
Prepayments to suppliers	394	91
Receivable from Guangdong Jiacai	293	-
	$4,550	$12,063

Prepaid investment to Cyber Cloud represents the Group's prepaid investment in Cyber Cloud (see Note 25 (c)).

10.	PROPERTY AND EQUIPMENT, NET

Property and equipment, net, consist of the following:

	As of December 31,
	2009	2010

Computers and other electronic equipment	$3,429	$4,388
Furniture and fixtures	168	209
Leasehold improvements	925	1,092
Motor vehicles	785	595
	5,307	6,284
Less: accumulated depreciation and amortization	(2,999)	(3,955)
	$2,308	$2,329

For the years ended December 31, 2008, 2009 and 2010, depreciation expense was $761, $1,041 and $1,005, respectively.

CHINA DIGITAL TV HOLDING CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010
(In U.S. dollars in thousands, except share data)

11.	INTANGIBLE ASSETS, NET

Intangible assets, net, consist of the following:

	As of December 31,
	2009	2010

Core technology	$384	$384
Complete technology	62	62
Contract backlogs	284	284
Customer relationship	1,004	1,004
Digital watermarking technology	889	889
Image tracing technology	139	119
	2,762	2,742
Less: accumulated amortization	(1,954)	(2,221)
foreign exchange difference	129	154
	$937	$675

Image tracing technology is primarily used for remote controls of personal computers, set-top boxes and televisions as well as gaming consoles. In 2010, the market for those products did not develop as expected. As a result, image tracing technology, with a carrying amount of $20, was written off, resulting in an impairment charge of $20. The impairment charge was recorded in research and development expense in the consolidated statements of operations of 2010.

The Group recorded amortization expense of $493, $650 and $267 for the years ended December 31, 2008, 2009 and 2010, respectively.  Estimated amortization expenses of the existing intangible assets for the next five years are $246, $242, $182, $5 and nil, respectively.

CHINA DIGITAL TV HOLDING CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010
(In U.S. dollars in thousands, except share data)

12.	EQUITY METHOD INVESTMENTS

Equity method investments consist of the following:

		As of December 31,
	Notes	2009	2010

Nanjing Qingda Yongxin Culture Media Co., Ltd. ("Qingda Yongxin")	(a)	$83	$70
Foshan Nanhai Guokai Digital TV Technology Co., Ltd. ("Nanhai Guokai")	(b)	337	353
Dongguan Super TV	(c)	585	-
3DiJoy Corp.("3DiJoy")	(d)	-	5,826
Guangzhou Rujia Network Technology Co., Ltd.,( "Rujia")	(e)	-	2,575
		$1,005	$8,824

(a)
In March, 2007, the Group and Jiangsu Qingda Technology Co. Limited ("Jiangsu Qingda"), one of its customers, set up a joint venture Qingda Yongxin, in which the Group contributed cash of $103, representing 40% of equity interest in the joint venture.  Jiangsu Qingda contributed cash of $155 representing 60% of equity interest in the joint venture.

The Group has accounted for this long-term investment using equity method of accounting because the Group does not control the investee but has the ability to exercise significant influence over the operating and financial policies of the investee.

(b)
The Group acquired 51% equity interest in Nanhai Guokai from N-T Information Engineering at the cash consideration of $296.  Nanhai Guokai is a company primarily engaged in research, development and sales of digital TV-related systems, software and products.  A Japanese multinational company holds the remaining 49% equity interest in Nanhai Guokai.  This transaction was completed in July 2007.

The Group has accounted for this long-term investment using equity method of accounting because the Group does not control the investee but has the ability to exercise significant influence over operating and financial policies of the investee.  The Group controls three out of five seats in the board of directors of Nanhai Guokai.  The remaining two seats are controlled by the noncontrolling shareholder.  According to the article of association of Nanhai Guokai, two-thirds of directors' approval is required for the appointment and dismissal of the general manager and vice general manager.  Therefore the noncontrolling shareholder has substantive rights to participate in significant operating decisions in Nanhai Guokai.  Accordingly, the Group accounts for its investment in Nanhai Guokai using the equity method of accounting pursuant to ASC 810-10-25.

CHINA DIGITAL TV HOLDING CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010
(In U.S. dollars in thousands, except share data)

12.	EQUITY METHOD INVESTMENTS - continued

(c)
In May 2008, the Group and a third party entered into an agreement to set up Dongguan Super TV in PRC to provide value-added services to TV viewers in China.  The Group and the third party each contributed $719 cash, representing 50% of equity interest in Dongguan Super TV. In September 2008, the Group exercised its option to obtain additional 10% equity interest in Dongguan Super TV. Dongguan Super TV became a 60% subsidiary of the Group.

In July, 2009, the Group entered into an agreement with Guangdong Jiacai, a non-related third party, to sell 20% equity interest in Dongguan Super TV at a total consideration of $293. Gains of $13 and $26, generated from the disposal of 20% equity interest in Dongguan Super TV and the remeasurement of 40% remaining investment in the former subsidiary to its fair value, respectively, were recorded in income from equity method investments in the consolidated statements of operations in 2009.

After this transaction, the equity interest of Dongguan Super TV held by the Group reduced to 40%. The Group no longer controlled Dongguan Super TV but has the ability to exercise significant influence over operating and financial policies through the remaining 40% equity interest. As a result, the Group uses equity method to account for this long-term investment.

In August 2010, the Group entered into an agreement with Guangdong Jiacai to purchase an additional 20% equity interest in Dongguan Super TV with consideration of $262.

After the above transaction, the equity interest of Dongguan Super TV held by the Group increased to 60%. The Group has control over Dongguan Super TV and accounts for it as a consolidated subsidiary after this transaction.

(d)
In May 2010, the Company entered into a share subscription agreement to purchase 24% of equity interest in 3DiJoy with a consideration of $6,000. The Group has accounted for this long-term investment using equity method of accounting because the Group does not control the investee but has the ability to exercise significant influence over the operating and financial policies of the investee.

(e)
In June 2010, the Group acquired 34.45% of equity interest in Rujia through purchase of existing shares from a shareholder of Ruijia and contribution to its capital increase, for a total consideration of $2,500.The Group has accounted for this long-term investment using equity method of accounting because the Group does not control the investee but has the ability to exercise significant influence over the operating and financial policies of the investee.

CHINA DIGITAL TV HOLDING CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010
(In U.S. dollars in thousands, except share data)

12.	EQUITY METHOD INVESTMENTS - continued

The combined financial information for the equity method investments as of and for the periods presented are as follows:

	As of December 31,
	2009	2010

Total current assets	$2,558	$9,941
Total assets	2,714	10,509
Total current liabilities	220	700
Total liabilities	$436	$904

	For the years ended December 31,
	2008	2009	2010

Total net revenue	$420	$99	$2,791
Income/(Loss) from operations	$(12)	$(52)	$99

13.	COST METHOD INVESTMENTS

On January 4, 2010, the Group, together with several other third parties entered into a share purchase agreement with OpenV China Holdings Company ("OpenV") for a strategic investment in OpenV. According to the share purchase agreement and related transaction arrangements, the Group acquired 11.5% (subject to adjustment based on OpenV's performance) equity interest in Open V for a consideration of $5,000 and obtained a warrant to purchase additional ordinary shares of OpenV, with total exercise price of $4,500 subject to certain conditions. As part of this transaction, the Group also agreed to extend to OpenV a $2,500 interest-free convertible loan, which can be converted to ordinary shares of OpenV, subject to certain conditions. As of December 31, 2010, the warrant was expired without being exercised and the convertible loan was not effected based on OpenV's performance in 2010.

The Company accounted for this long-term investment under the cost method of accounting because the Company does not have significant influence and a controlling interest over OpenV.

In October 2010, the Company was informed that OpenV was under investigation over alleged copyright infringements relating to some of its online video content. As of December 31, 2010, the Company understood that OpenV's executive officers were still in police custody and its normal online video services had not been restored. Based on the foregoing, the Company has doubts on the going concern of OpenV. As a result, the Company wrote off the entire amount of original $5,000 investment in OpenV.

CHINA DIGITAL TV HOLDING CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010
(In U.S. dollars in thousands, except share data)

14.	HELD-TO-MATURITY INVESTMENTS

In September 2009, the Group purchased certain long-term corporate bond from one renowned international bank at the amount of $1,213 and classified the investment as held to maturity security. The annual interest rate of 3.02% with maturity date in 496 days was computed on a daily basis and paid together with principals when matured. The financial product's underlying investment was high credit rating bonds. The Group recognized the interest income for this investment of nil, $11 and $36 for the years ended December 31, 2008, 2009 and 2010, respectively.

Since September 2009, the Group purchased certain PRC government bonds from five renowned Chinese banks at the amount of $22,906 and $24,770 in fiscal year 2009 and 2010, respectively, and classified the investments as held to maturity securities. The annual interest rate of 2.6% with maturity date in 365 days was computed on a daily basis and paid together with principals when matured. The Group recognized the interest income for this investment of nil, $157 and $832 for the years ended December 31, 2008, 2009 and 2010, respectively.

The Group also purchased two corporate bonds from two renowned international banks at total amount of $14,845 which were both matured in August 2010. The Group recognized the interest income for these two investments of nil, $385 and $350 for the years ended December 31, 2008, 2009 and 2010, respectively.

15.	ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities consist of the following:

	As of December 31,
	2009	2010

Accrued payroll and bonus	$1,600	$2,334
Other taxes payable	1,029	2,228
Other accrued expenses	1,375	2,598
Consulting fee	521	231
Amount due to employees
for stock option exercise proceeds	401	888
Social insurance withholding	301	386
Accrued warranty	113	183
	$5,340	$8,848

CHINA DIGITAL TV HOLDING CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010
(In U.S. dollars in thousands, except share data)

15.	ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES - continued

Movement of warranty accrual is as follows:

	Balance at			Balance at
	beginning	Charge to		end of the
	of the year	expenses	Deductions	year
2009	$71	$45	$(3)	$113
2010	$113	$81	$(11)	$183

16.	DEFERRED REVENUE

Deferred revenue consists of the following:

	As of December 31,
	2009	2010
Current:
Advance from customers	$2,529	$3,499
Incentive offered to customers	17	1,361
Deferred revenue for SI service contracts with remaining PCS period within one year	907	1,044
	3,453	5,904
Non-current:
Deferred revenue for SI service contracts with remaining PCS period greater than one year	760	777
Total	$4,213	$6,681

Incentive offered to customers represents the deferred revenue relating to free smart cards committed to provide to customer when cumulative purchase volume from the same customer reached a certain level as of December 31, 2009 and 2010.  Such deferred revenue is deducted from the initial revenue and to be recognized as revenue when free cards are delivered.

CHINA DIGITAL TV HOLDING CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010
(In U.S. dollars in thousands, except share data)

17.	INCOME TAXES

CDTV Holdings and CDTV BVI are tax-exempted companies incorporated in the Cayman Islands and the British Virgin Islands, respectively.

Golden Benefit and CSM Holdings are subject to Hong Kong Profits Tax on its activities conducted in Hong Kong.  No provision for Hong Kong Profits tax has been made in the consolidated financial statements as they both have no assessable profits for the years presented.

Super TV, N-S Digital TV, N-S Media Investment, Dongguan Super TV, Guangdong R&D, N-S Digital Technology and N-S Investment Holdings were registered in the PRC and are subject to PRC Enterprise Income Tax (“EIT”) on the taxable income in accordance with the relevant PRC income tax laws.

Both Super TV and N-S Digital TV were qualified as New and High-Tech Enterprise” (“NHTE”) under the Enterprise Income Tax Law effective from January 1, 2008 (the “2008 EIT law”) and therefore both of them were qualified for a preferential tax rate of 15% in 2009.  In addition, since these two entities are both located in a high tech zone in Beijing, they were entitled to a three year exemption from EIT from 2004 to 2006 and a 50% further deduction of 15% tax rate from 2007 to 2009.

Super TV was qualified as Key Software Enterprise in 2010 under the 2008 EIT law and qualified for a preferential tax rate of 10% in 2010.

N-S Digital TV was qualified as NHTE under the 2008 EIT law and therefore was qualified for a preferential tax rate of 15% in 2010.

N-S Media Investment and Dongguan Super TV were subject to the statutory tax rate of 25% in 2008, 2009, and 2010.

N-S Digital Technology and N-S Investment Holdings, established in 2010, and Guangdong R&D, acquired in 2010, were subject to the statutory tax rate of 25% in 2010.

Deferred income taxes result principally from differences in the recognition of certain assets and liabilities for tax and financial reporting purposes and the tax effect of tax loss carry forwards.

CHINA DIGITAL TV HOLDING CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010
(In U.S. dollars in thousands, except share data)

17.	INCOME TAXES - continued

Income tax expenses/(benefits) are as follows:

	For the years ended December 31,
	2008	2009	2010
Income tax expenses/(benefits)
Current	$3,271	$1,661	$10,714
Deferred	(36)	(400)	(464)
Total	$3,235	$1,261	$10,250

The principal components of the deferred income tax assets (liabilities) are as follows:

	As of December 31,
	2009	2010
Current
Write-down of inventory value	$59	$61
Allowance for doubtful accounts	91	115
Unrealized profits on intergroup transfer of inventory	61	170
Deferred revenue-current	125	321
Deferred cost-current	(44)	(59)
Accrued bonus	248	337
Valuation allowance	(24)	(4)
Current deferred tax assets	516	941
Non-current
Property and equipment	76	61
Deferred revenue-non-current	97	137
Intangible assets	(1)	36
Intangible assets impairment	41	45
Deferred cost-non-current	(43)	(36)
Tax loss carry-forward deferred tax assets	956	1,901
Valuation allowance	(956)	(1,901)
Non current deferred tax assets	$170	$243

The Group’s subsidiaries registered in the PRC have total net operating loss carry forwards of $7,602 as of December 31, 2010 which will expire on various dates between December 31, 2011 and December 31, 2015. The net operating loss carry forwards generated by a particular entity in the Group cannot be transferred or utilized by other entities within the Group. Valuation allowances have been established because the Group believes that either it is more likely than not that its deferred tax assets will not be realized as it does not expect to generate sufficient taxable income in future, or the amount involved is not significant.

CHINA DIGITAL TV HOLDING CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010
(In U.S. dollars in thousands, except share data)

17.	INCOME TAXES - continued

Reconciliation between the provision for income taxes computed by applying the PRC EIT rates of 25% to income before income taxes and the actual provision of income taxes is as follows:

	For the years ended December 31,
	2008	2009	2010
Net income before provision for income taxes	$46,287	$26,532	$43,812
PRC statutory tax rate	25%	25%	25%
Income tax at statutory tax rate	11,572	6,633	10,953
Expenses not deductible for tax purposes	197	147	194
Effect of income tax exemptions	(8,752)	(5,887)	(8,829)
Effect of income tax rate difference in other jurisdictions	(493)	99	1,627
Change in valuation allowance	711	269	925
Withholding tax	-	-	5,380
Income tax expenses	$3,235	$1,261	$10,250

If N-S Digital TV and Super TV were not in a tax holiday period for the years ended December 31, 2008, 2009 and 2010, the impact to the earnings per share amounts would be as follows:

	For the years ended December 31,
	2008	2009	2010
Increase in income tax expense	$8,752	$5,887	$8,056
Increase in net income per share-basic	0.15	0.10	0.14
Increase in net income per share-diluted	$0.15	$0.10	$0.14

Uncertainties exist with respect to how the current income tax law in the PRC applies to the Group’s overall operations, and more specifically, with regard to tax residency status. The 2008 EIT Law includes a provision specifying that legal entities organized outside the PRC will be considered residents for Chinese income tax purposes if the place of effective management or control is within the PRC. The implementation rules to the New EIT Law provide that non-resident legal entities will be considered PRC residents if substantial and overall management and control over the manufacturing and business operations, personnel, accounting, properties, etc, occurs within the PRC. Despite the present uncertainties resulting from the limited PRC tax guidance on the issue, the Group does not believe that the legal entities organized outside the PRC should be treated as residents for 2008 EIT law purposes. If the PRC tax authorities subsequently determine that the Company and its subsidiaries registered outside the PRC should be deemed resident enterprises, the Company and its subsidiaries registered outside the PRC will be subject to the PRC income tax at a rate of 25%.

CHINA DIGITAL TV HOLDING CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010
(In U.S. dollars in thousands, except share data)

17.	INCOME TAXES - continued

If the Company were to be non-resident for PRC tax purpose, dividends paid to it from profits earned by the PRC subsidiary after January 1, 2008 would be subject to a withholding tax. In the case of dividends paid by PRC subsidiaries, the withholding tax would be 10% and in the case of a subsidiary 25% or more directly owned by the resident in Hong Kong, the withholding tax would be 5%, but that will be subject to the interpretation of Circular No. 601 issued by the State Administration of Taxation, under which the Company’s Hong Kong subsidiary might not be considered to be the beneficial owner of any such dividends and in that case the withholding tax rate would be 10%.

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

The 2008 EIT law imposes a 10% withholding income tax for dividends distributed by a foreign invested enterprise to its immediate holding company outside China, which were exempted under the previous income tax laws and rules. In November 2010, Super TV distributed $85,185 dividend to its immediate foreign holding company, Golden Benefit, for purpose of special cash dividend distribution to shareholders of the company (Note 19). Among the total cash dividend of $85,185, $31,382 was attributable to undistributed earnings accumulated prior to January 1, 2008, and the balance of $53,803 was undistributed earnings earned by the Group after January 1, 2008 but prior to January 1, 2010. As a result, withholding tax of $5,380 was imposed. Because the Company determines that the undistributed earnings of the Company’s subsidiaries located in the PRC will be indefinitely reinvested for use in the operation and expansion of its business within PRC, no further deferred tax liability has been accrued for the Chinese dividend withholding tax for the undistributed retained earnings.

CHINA DIGITAL TV HOLDING CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010
(In U.S. dollars in thousands, except share data)

18.	NET INCOME PER SHARE

	For the years ended December 31,
	2008	2009	2010
Net income (numerator), basic and diluted	$43,062	$25,304	$33,421
Shares (denominator):
Weighted average ordinary shares outstanding used in computing basic net income (loss) per share	57,138,985	57,728,009	58,313,467
Effect of dilutive securities:
Plus incremental weighted average ordinary shares from assumed exercise of stock options using the treasury stock method	2,919,739	863,063	465,560
Total Weighted average ordinary shares outstanding used in computing diluted net income per ordinary share	60,058,724	58,591,072	58,779,027
Net income per share-basic	$0.75	$0.44	$0.57
Net income per share-diluted	$0.72	$0.43	$0.57

19.	SPECIAL CASH DIVIDEND TO SHAREHOLERS

In December 2008, the Group declared a special cash dividend of $1.00 per ordinary share to shareholders of record as of the close of business on January 8, 2009.  As of the record date, the number of ordinary shares outstanding was 57,296,413, among which 86,865 shares were issued between January 1, 2009 and the record date. By the end of February 2009, an aggregate amount of $57,296 was fully paid to shareholders.

In November 2010, the Company declared a special cash dividend of $2.00 per share on the Company’s ordinary shares to be paid in two installments of $1.00 each. Each of the Company’s American depositary shares represents one ordinary share. The dividend will be fully paid by May 31, 2011.

CHINA DIGITAL TV HOLDING CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010
(In U.S. dollars in thousands, except share data)

20.	SHARE-BASED COMPENSATION

Option granted to employees

Pursuant to the directors’ resolution, the Group adopted Share Incentive Plans in 2005, under which the Group may grant options to purchase up to 4,444,440 ordinary shares of the Group, to its employees, directors, and consultants, subject to vesting requirements.  Under Share Incentive Plans in 2005, there are four schemes of the options granted: Scheme I, Scheme II, Scheme III and Scheme IV, which were granted on February 3, 2005, September 22, 2006, December 5, 2006 and October 5, 2008, respectively.

On September 13, 2007, the board of directors of CDTV Holding approved the 2008 Stock Incentive Plan, pursuant to which the Group may grant options to purchase up 1,200,000 ordinary shares to its employees and other eligible people. Under Share Incentive Plans in 2008, there are four schemes of the options granted: Scheme V, Scheme VI, Scheme VII and Scheme VIII, which were granted on October 5, 2008, June 1, 2009, February 10, 2010 and November 15, 2010, respectively.

On November 19, 2010, the board of directors of CDTV Holding approved the 2010 Stock Incentive Plan, pursuant to which the Group may grant options to purchase up to 3,600,000 ordinary shares to its employees and other eligible people. Scheme IX was granted on November 19, 2010 under the 2010 Stock Incentive Plan.

Modification of option plans

On November 19, 2010, the board of directors of CDTV Holding approved the exercise price of all options which are granted under the 2005 Plan, the 2008 Plan and the 2010 Plan prior to December 23, 2010 (the “Adjusted Options”) and remain outstanding as of December 23, 2010 shall be adjusted as follows to reflect the declaration and payment of the special cash dividend.

The per share exercise price of all Adjusted Options with a per share exercise price higher than $2.00 shall be reduced by $2.00 on December 23, 2010; the per share exercise price of all Adjusted Options with a per share exercise price no more than $2.00 shall be reduced to $0.01. The modification to the share exercise price did not have any incremental compensation cost. The Board also determined that if any future dividend is declared by the Board of the Company on all Ordinary Shares of the Company, the per share exercise price of all options granted prior to and outstanding as of the date of record of such dividend shall be reduced by an amount equal to the dividend payable on each Ordinary Shares, provided that the per share exercise price after adjustment shall not be less than $0.01.

CHINA DIGITAL TV HOLDING CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010
(In U.S. dollars in thousands, except share data)

20.	SHARE-BASED COMPENSATION - continued

Option granted to employees - continued

Details of the Share Incentive Plans are as follows:

Scheme I

Grant date: February 3, 2005
Exercise price per share – original: $0.543
Exercise price per share after modification: $0.01
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

CHINA DIGITAL TV HOLDING CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010
(In U.S. dollars in thousands, except share data)

20.	SHARE-BASED COMPENSATION - continued

Option granted to employees - continued

Scheme II

Grant date: September 22, 2006
Exercise price per share - original: $1.771
Exercise price per share after modification: $0.01
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

Scheme III

Grant date: December 5, 2006
Exercise price per share– original: $4.172
Exercise price per share after modification: $2.172
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

Vesting schedule of the 352,000 options granted to the officer:

320,000 shares subject to the options shall become vested as to (1) 25% of such 320,000 ordinary shares on the closing of an initial public offering in an international stock exchange, provided such initial public offering shall occur within 3 years from the grant date, and (2) the remaining 75% of such 320,000 shall vest in 36 substantially equal monthly installments, with the first installment vesting on the last day of the month following the month in which the officer starts its employment and an additional installment vesting on the last day of each of the 35 months thereafter.  The vesting of the remaining 32,000 shares is conditional upon whether the performance of non-smart card and CA systems business in the fiscal years from 2007 to 2009 can meet certain financial targets. In July 2010, these 32,000 shares were forfeited as the financial targets were not met.

CHINA DIGITAL TV HOLDING CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010
(In U.S. dollars in thousands, except share data)

20.	SHARE-BASED COMPENSATION - continued

Options granted to employees - continued

Scheme IV

Grant date: October 5, 2008
Exercise price per share– original: $0.543
Exercise price per share after modification: $0.01
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

Scheme V

Grant date: October 5, 2008
Exercise price per share– original: $7.89
Exercise price per share after modification: $5.89
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

Scheme VI

Grant date: June 2, 2009
Exercise price per share– original: $9.09
Exercise price per share after modification: $7.09
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

CHINA DIGITAL TV HOLDING CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010
(In U.S. dollars in thousands, except share data)

20.	SHARE-BASED COMPENSATION - continued

Options granted to employees - continued

Scheme VII

Grant date: February 10, 2010
Exercise price per share– original: $0.543
Exercise price per share after modification: $0.01
Expiration date: February 9, 2020
Number of options granted: 42,880

Vesting schedule: All of the above stock options shall vest and become exercisable on the award date.

Scheme VIII

Grant date: November 15, 2010
Exercise price per share– original: $6.96
Exercise price per share after modification: $4.96
Expiration date: November 14, 2020
Number of options granted: 50,000

Vesting schedule: The vesting of the options is conditional upon whether the performance of the optionee in the four years after the option grant can meet certain performance targets.

Scheme IX

Grant date: November 19, 2010
Exercise price per share– original: $6.90
Exercise price per share after modification: $4.90
Expiration date: November 19, 2020
Number of options granted: 1,000,000

Vesting schedule: (1) 25% of the total number of option shares on the first anniversary of the grant date; and (2) the remaining 75% of the option shares shall vest in 36 substantially equal monthly installments, with the first installment vesting on the last day of the month following the month in which the first anniversary of the grant date occurs and an additional installment vesting on the last day of each of the 35 months thereafter.

CHINA DIGITAL TV HOLDING CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010
(In U.S. dollars in thousands, except share data)

20.	SHARE-BASED COMPENSATION - continued

Options granted to non-employees

Option granted to an independent director

The Group granted 40,000 options to an independent director who became the Company’s independent director upon the IPO of the Company.

Grant date: May 15, 2007
Exercise price per share– original: $4.172
Exercise price per share after modification: $2.172
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

CHINA DIGITAL TV HOLDING CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010
(In U.S. dollars in thousands, except share data)

20.	SHARE-BASED COMPENSATION - continued

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

Management used the Black-Scholes option pricing model to estimate the fair value of the options on their respective grant date with the following assumptions:

	Expected price volatility range	Risk-free interest rate range	Expected life range	Expected dividends	Fair value of ordinary share at grant date
Scheme I/Options granted to
Tech Power Enterprise	56.3%-58.1%	4.17%-4.36%	5.25-6.33	-	$0.27
Scheme II	50.5%-50.6%	5.77%-5.81%	5.50-6.26	1.00%	$3.56
Scheme III	49.8%-52.4%	5.77%-5.83%	5.28-6.54	1.00%	$3.56
Options granted to an independent director	45.4%-48.1%	4.99%-5.03%	5.19-5.94	-	$9.15
Scheme IV	56.20%	2.92%	6.25	-	$7.66
Scheme V	56.20%	2.92%	6.25	-	$7.66
Scheme VI	51.50%	3.28%	6.25	2.50%	$9.09
Scheme VII	51.54%	3.28%	-	-	$6.36
Scheme VIII	38.91%	3.91%	6.25	-	$6.96
Scheme IX	38.89%	3.82%	6.25	-	$7.26

The fair value of the option at the grant date was $0.11, $2.38, $1.67, $6.48, $7.22, $4.24, $3.83, $5.82, $2.93-$2.95 and $3.16 for each option for Scheme I, Scheme II, and Scheme III option plans, options granted to the independent director, Scheme IV, Scheme V, Scheme VI, Scheme VII, Scheme VIII and Scheme IX, respectively.

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

CHINA DIGITAL TV HOLDING CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010
(In U.S. dollars in thousands, except share data)

20.	SHARE-BASED COMPENSATION - continued

Option exercise - continued

(4)	Dividend yield

The dividend yield was estimated by the Company based on its expected dividend policy over the expected term of the options.

(5)	Exercise price

The exercise price of the options was determined by the Company's board of directors.

(6)	Fair value of underlying ordinary shares

The estimated fair value of the ordinary shares underlying the options, which were granted before the Company's IPO in October 2007, was estimated by the company management considering a number of factors including the result of equity transactions of the company, while taking into account standard valuation methods and the achievement of certain events. For the share options granted after the Company's IPO, the fair value of ADSs representing its ordinary shares on the grant date is determined by the closing trade price of ordinary shares on the grant date.

A summary of stock option activity is as follows:

	Number of options	Weighted average exercise price
Options outstanding as at December 31, 2008	2,297,862	$2.69
Granted	357,548	9.09
Exercised	(835,092)	0.91
Forfeited	(54,000)	5.21
Options outstanding as at December 31, 2009	1,766,318	4.75
Granted	1,092,880	6.65
Exercised	(773,347)	1.64
Forfeited	(70,470)	5.68
Options outstanding as at December 31, 2010	2,015,381	4.95	*

Options exercisable as at December 31, 2010	355,676	$3.38	*

*	The weighted average exercise price per option as of December 31, 2010 has reflected the impact of the exercise price modification in December 2010.

CHINA DIGITAL TV HOLDING CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010
(In U.S. dollars in thousands, except share data)

20.	SHARE-BASED COMPENSATION - continued

Option exercise - continued

The following table summarizes information with respect to share options outstanding at December 31, 2010:

	Weighted- average exercise price	Number outstanding	Number exercisable	Weighted- average remaining contractual life	Intrinsic value
Scheme I	$0.01	1,888	-	4.09 years	$7.08
Scheme II	0.01	132,609	107,721	5.72 years	7.08
Scheme III	2.17	116,160	91,701	5.93 years	4.92
Scheme IV	0.01	5,200	-	7.76 years	7.08
Scheme V	5.89	371,976	87,721	7.76 years	1.20
Scheme VI	7.09	337,548	68,533	8.42 years	-
Scheme VIII	4.96	50,000	-	9.88 years	2.13
Scheme IX	$4.90	1,000,000	-	9.89 years	$2.19
		2,015,381	355,676

The weighted-average grant-date/ modification date fair value of options granted during the years of 2008, 2009 and 2010 was $4.59, $3.83 and $3.61, respectively.

The aggregate intrinsic value of options outstanding, vested and exercisable as of December 31, 2010 was $4,303, $1,764 and $1,319, respectively. The total intrinsic value of options exercised during the years ended December 31, 2008, 2009 and 2010, was $16,324, $4,334 and $5,116, respectively.

A summary of unvested stock option activity as of December 31, 2010, and changes during the year ended December 31, 2010 are presented below:

Unvested Stock Option	Number of Shares	Weighted average Grant-date Fair Value
Unvested at January 1, 2010	849,945	$3.76
Granted	1,092,880	3.25
Vested	(432,838)	3.82
Forfeited	(70,470)	2.97
Unvested at December 31, 2010	1,439,517	$3.40

The Group recorded the share-based compensation expense of $1,044, $1,662 and $1,478 for the years ended December 31, 2008, 2009 and 2010, respectively.

As of December 31, 2010, total unrecognized compensation expense related to the unvested share options was $3,630, which is expected to be recognized over a weighted-average period of 1.95 years according to the graded vesting schedule. The total fair value of shares vested during the year ended December 31, 2008, 2009 and 2010, was $663, $1,168 and $1,653 respectively.

CHINA DIGITAL TV HOLDING CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010
(In U.S. dollars in thousands, except share data)

21.	FAIR VALUE MEASUREMENT

Measured at fair value on a recurring basis

The Group has no financial assets and liabilities measured at fair value on recurring basis.

Measured at fair value on a non-recurring basis

The Group measured the cost method investment at fair value on a nonrecurring basis when it wrote down the carrying amounts of the investments to their fair value as a result of the impairment assessments (Note 13). The determination of fair value of the investment involves judgment as to the severity and duration of the decline below fair value. The fair value was determined using models with significant unobservable inputs (Level 3 inputs), primarily the management estimation on the future performance of the investees and the recoverability of the investment.

The Group re-measured certain intangible assets at their value on a nonrecurring basis as results of the impairment loss recognized in 2010, as set out in Note 11. The fair value was determined using models with significant unobservable inputs (Level 3 inputs), primarily the discounted future cash flow.

22.	SHARE REPURCHASE PROGRAM

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

23.	MAINLAND CHINA CONTRIBUTION PLAN

Full time employees of the Group in the PRC participate in a government-mandated multiemployer defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees.  PRC labor regulations require the Group to accrue for these benefits based on certain percentages of the employees' salaries.  The total contribution for such employee benefits was $1,522, $2,147 and $2,805 for the years ended December 31, 2008, 2009 and 2010, respectively.

CHINA DIGITAL TV HOLDING CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010
(In U.S. dollars in thousands, except share data)

24.	COMMITMENT

Operating lease commitment

The Group has operating lease agreements principally for its office spaces in the PRC.  These leases expire through 2013 and are renewable upon negotiation.  Rental expense under operating leases for the years ended December 31, 2008 and 2009 and 2010 was $914, $1,301, and $1,401, respectively.

Future minimum lease payments under non-cancelable operating lease agreements are as follows:

2011	$332
2012	41
2013	11
$384

Purchase commitments

As of December 31, 2010, purchase commitments are $4,309, mainly for chips, which will be due in 2011.

Other contractual commitment

According to an agreement signed between the Group and Tsing Hua University in May 2010, the Group will sponsor certain R& D program of Tsing Hua University up to $757 from 2010 to 2013. There will be $152 remained to be paid in each of year 2011 and 2012.

25.	RELATED PARTY BALANCES AND TRANSACTIONS

a.
In 2008, the Group granted 143,474 Type I options under Scheme I of Share Incentive Plans to Tech Power Enterprises, an affiliated company of SAIF, and accordingly the Group incurred $9, nil and nil of share-based compensation expense in 2008, 2009 and 2010, respectively.

b.
In August 2010, the Group entered into an agreement with Rujia, an equity method investee of the Group, to sell 100% equity interest in Guangdong SuperTV Digital Media Co., Ltd. ("Guangdong SuperTV") at a total consideration of $4,585. Gain of $32 generated from the disposal of the investment in Guangdong SuperTV was recorded in income from equity method investments in the consolidated statements of operations in 2010.

The Group still has the ability to exercise significant influence over Guangdong SuperTV's operation and financing policy through Rujia after the above transaction, therefore, disposal of Guangdong SuperTV was not considered discontinued business.

CHINA DIGITAL TV HOLDING CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010
(In U.S. dollars in thousands, except share data)

25.	RELATED PARTY BALANCES AND TRANSACTIONS - continued

c.
In December, 2010, the Group entered an agreement with Beijing Yuewu Yuntian Software Technology Ltd. ("Yuewu Yuntian"), a related party, to set up Cyber Cloud that engages in research and development of cloud computing technology and operation. The Group and Yuewu Yuntian contributed cash of $6,818 and $758, respectively, in December 2010, representing 90% and 10% of the equity interest in Cyber Cloud. Cyber Cloud was legally established on January 19, 2011.

d.
On February 26, 2010, the Group entered into an agreement with Beijing Shi Xun Hu Lian Technology Co, Ltd., a related party of the Group, to acquire its 90% equity interest in Guangdong R&D for a cash consideration of $396. On the same day, the Group entered into an agreement with the holder of the remaining 10% equity interest in Guangdong R&D, an independent third party of the Group, for a cash consideration of $44. Guangdong R&D became a wholly owned subsidiary of the Group after the transaction.

26.	STATUTORY RESERVES

As stipulated by the relevant law and regulations in the PRC, the Company's subsidiary, VIE and VIE's subsidiaries in the PRC are required to maintain non-distributable statutory reserve.  Appropriations to the statutory reserve are required to be made at 10% of profit after taxes as reported in these entities' statutory financial statements prepared under PRC GAAP.  Once appropriated, these amounts are not available for future distribution to owners or shareholders.  Once the statutory reserve is accumulated to 50% of these entities' registered capital, these entities can choose not to provide further statutory reserves.  The statutory reserve may be applied against prior year losses, if any, and may be used for general business expansion and production and an increase in registered capital of these entities.  Amounts contributed to the statutory reserve were $4,496, $2,507 and $4,633 for 2008, 2009 and 2010, respectively.

27.	SUBSEQUENT EVENT

The Group has evaluated events subsequent to the balance sheet date of December 31, 2010 through May 12, 2011, which is the date the audited consolidated financial statements were available to be issued. No significant events were noted.

CHINA DIGITAL TV HOLDING CO., LTD.

Additional Information-Financial Statement Schedule I
Condensed Financial Information of Parent Company
BALANCE SHEETS
(in U.S. dollars in thousands, except share data)

	As of December 31,
	2009	2010
ASSETS
Current assets:
Cash and cash equivalents	$33,687	$22,803
Short-term investments - held-to-maturity securities	14,614	1,152
Accounts due from subsidiaries, VIE and VIE's subsidiaries	120,667	111,766
Prepaid expenses and other current assets	690	364
Total current assets	169,658	136,085
Long-term investments - equity method investments	-	5,826
Long-term investments - held-to-maturity securities	1,190	-
Investment in subsidiaries and VIE	83,480	116,121
Total assets	254,328	258,032

TOTAL LIABILITIES AND EQUITY

Current liabilities:
Accrued expenses and other current liabilities	901	1,565
Deferred revenue in relation to income from ADS depository bank	403	634
Dividend payable	-	77,333
Total current liabilities	1,304	79,532
Total Liabilities	1,304	79,532
Equity:
Ordinary shares	29	29
Additional paid-in capital	157,980	118,799
Retained earnings	88,398	46,112
Accumulated other comprehensive income	6,617	13,560
Total shareholders' equity.	253,024	178,500
TOTAL LIABILITIES AND EQUITY	$254,328	$258,032

CHINA DIGITAL TV HOLDING CO., LTD.

Additional Information-Financial Statement Schedule I
Condensed Financial Information of Parent Company
STATEMENTS OF OPERATIONS
(in U.S. dollars in thousands, except share data)

	For the years ended December 31,
	2008	2009	2010
Operating expenses (including share-based compensation of $1,044, $1,662, and $1,478 for 2008, 2009 and 2010, respectively)	$(2,497)	$(1,679)	$(2,118)
Loss from operations	(2,497)	(1,679)	(2,118)
Interest income	4,732	1,285	759
Impairment of cost method investment	-	-	(5,000)
Loss from equity method investment	-	-	(174)
Equity in earnings of subsidiaries, VIE and VIE's subsidiaries	40,827	25,698	39,954
Net income before provision for income taxes	43,062	25,304	33,421
Net income attributable to ordinary shareholders.	$43,062	$25,304	$33,421

CHINA DIGITAL TV HOLDING CO., LTD.

Additional Information-Financial Statement Schedule I
Condensed Financial Information of Parent Company
Statements of changes in equity and comprehensive income
(in U.S. dollars in thousands, except share data)

				Accumulated
			Additional	other		Total	Total
	Ordinary		paid-in	comprehensive	Retained	shareholders'	comprehensive
	Shares	Amount	capital	income	earning	equity	income
Balance at January 1, 2008	57,296,932	$29	$224,863	$2,927	$20,032	$247,851
Share-based compensation	-	-	1,044	-	-	1,044	-
Net income	-	-	-	-	43,062	43,062	$43,062
Exercise of stock option	2,220,182	1	2,287	-	-	2,288	-
ADSs repurchase and retirement	(2,307,566)	(1)	(16,254)	-	-	(16,255)	-
Special cash dividend to shareholders	-	-	(57,210)	-	-	(57,210)	-
Adjustment to 2007 accrued IPO costs and related expenses	-	-	(87)	-	-	(87)	-
Foreign currency translation adjustment	-	-	-	3,769	-	3,769	3,769
Balance at December 31, 2008	57,209,548	29	154,643	6,696	63,094	224,462	46,831
Share-based compensation	-	-	1,662	-	-	1,662	-
Net income	-	-	-	-	25,304	25,304	25,304
Exercise of stock option	835,092	-	762	-	-	762	-
Special cash dividend to shareholders	-	-	(87)	-	-	(87)	-
Transfer of noncontrolling interest	-	-	1,000	-	-	1,000	-
Foreign currency translation adjustment	-	-	-	(79)	-	(79)	(79)
Balance at December 31, 2009	58,044,640	29	157,980	6,617	88,398	253,024	25,225
Share-based compensation	-	-	1,478	-	-	1,478	-
Net income	-	-	-	-	33,421	33,421	33,421
Exercise of stock option	773,347	-	1,270	-	-	1,270	-
Special cash dividend to shareholders	-	-	(41,929)	-	(75,707)	(117,636)	-
Foreign currency translation adjustment	-	-	-	6,943	-	6,943	6,943
Balance at December 31, 2010	58,817,987	$29	$118,799	$13,560	$46,112	$178,500	$40,364

CHINA DIGITAL TV HOLDING CO., LTD.

Additional Information-Financial Statement Schedule I
Condensed Financial Information of Parent Company
Statements of cash flows
(in U.S. dollars in thousands, except share data)

	For the years ended December 31,
	2008	2009	2010
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$43,062	$25,304	$33,421
Adjustments to reconcile net income to net cash provided by operating activities:
Share-based compensation	1,044	1,662	1,478
Loss (gain) from equity method investments	-	-	174
Impairment loss of cost method investment	-	-	5,000
Equity in earnings of subsidiaries, VIE and VIE's subsidiaries	(40,827)	(25,698)	(39,954)
Changes in assets and liabilities:
Prepaid expenses and other current assets	(199)	(491)	326
Accounts due from subsidiaries, VIE and VIE's subsidiaries	(89,433)	165	16,214
Accrued expenses and other current liabilities	(94)	51	664
Deferred revenue	173	230	231
Net cash provided by (used in) operating activities	(86,274)	1,223	17,554
CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of held to maturity corporate bonds	-	(15,804)	-
Proceeds from maturity of held to maturity corporate bonds	-	-	14,652
Purchase of equity method investment	-	-	(6,000)
Purchase of cost method investment	-	-	(5,000)
Net cash provided by (used in) investing activities	-	(15,804)	3,652
CASH FLOW FROM FINANCING ACTIVITIES:
Proceeds from stock option exercise	2,288	759	1,270
ADSs repurchase and retirement	(16,255)	-	-
IPO costs and related expenses paid	(87)	-	-
Special cash dividend paid to shareholders	-	(57,296)	(40,303)
Net cash used in financing activities	(14,054)	(56,537)	(39,033)
Effect of exchange rate changes	3,769	(77)	6,943
NET DECREASE IN CASH AND CASH EQUIVALENTS	(96,559)	(71,195)	(10,884)

CASH AND CASH EQUIVALENTS, BEGINNING OF THE YEAR	201,441	104,882	33,687
CASH AND CASH EQUIVALENTS, END OF THE YEAR	$104,882	$33,687	$22,803

CHINA DIGITAL TV HOLDING CO., LTD.

Notes to schedule I

1.	BASIS FOR PREPARATION

The condensed financial information of the Company has been prepared using the same accounting policies as set out in the Group's consolidated financial statements except that the Company used the equity method to account for investments in its subsidiaries.

2.	INVESTMENTS IN SUBSIDIARIES

The Company and its subsidiaries were included in the consolidated financial statements where intercompany balances and transactions were eliminated upon consolidation. For purpose of the Company's stand-alone financial statements, its investments in subsidiaries were reported using the equity method of accounting. The Company's share of income and losses from its subsidiaries were reported as equity in earnings of subsidiaries in the accompanying parent company financial statements.

3.	INCOME TAXES

The Company is a Cayman Islands company, therefore, is not subjected to income taxes for all years presented.