Form 20-F
period 2011-12-31
China Digital TV Holding Co., Ltd.
filed 2012-04-17
CIK 1405503

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2011

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from            to

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

As of December 31, 2011, 58,981,890 ordinary shares, par value US$0.0005 per share, were issued and outstanding.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    Yes  ☐    No  ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒    No  ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).    Yes  ☒    No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large Accelerated Filer  ☐            Accelerated Filer   ☒            Non-Accelerated Filer   ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statement included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.    Item 17  ☐    Item 18  ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes  ☐    No  ☒

i

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

Our Selected Consolidated Financial Data

The following selected consolidated financial data should be read in conjunction with “Item 5. Operating and Financial Review and Prospects” and our audited consolidated financial statements and the notes thereto included elsewhere in this annual report on Form 20-F. The selected consolidated statement of operations data for the years ended December 31, 2009, 2010 and 2011, and the selected consolidated balance sheet data as of December 31, 2010 and 2011 set forth below are derived from our audited consolidated financial statements included elsewhere in this annual report. The selected consolidated statement of operations data for the years ended December 31, 2007 and 2008 and the selected historical consolidated balance sheet data as of December 31, 2007, 2008 and 2009 set forth below are derived from our audited consolidated financial statements which are not included in this annual report.

Our audited historical consolidated financial statements have been prepared and presented in accordance with U.S. GAAP.

Our historical results for any prior period do not necessarily indicate our results to be expected for any future period.

	For the years ended December 31,
	2007		2008		2009		2010		2011
	(In thousands of U.S. dollars, except share and per share data)
Consolidated Statements of Operations Data:
Revenues
Products	US$	49,741	US$	64,412	US$	49,146	US$	82,518	US$	95,162
Services		6,011		6,285		5,918		5,225		5,378

Total revenues		55,752		70,697		55,064		87,743		100,540
Business tax		(299)		(363)		(360)		(620)		(1,445)

Net revenues		55,453		70,334		54,704		87,123		99,095
Cost of revenues
Products		8,100		10,877		9,716		15,148		16,100
Services		2,135		2,828		3,686		3,040		3,027

Total cost of revenues		10,235		13,705		13,402		18,188		19,127
Gross profit		45,218		56,629		41,302		68,935		79,968

Total operating expenses		12,107		19,068		20,775		25,325		35,240
Income from operations		33,111		37,561		20,527		43,610		44,728
Interest income		2,790		9,138		6,070		5,294		6,810
Interest expense		—		—		—		—		(1,452)
Gain from forward contracts		—		—		—		—		404
Impairment loss of cost method investment		—		—		—		(5,000)		—
Other income (expense)		263		(412)		(65)		(92)		594

Income before income taxes		36,164		46,287		26,532		43,812		51,084
Income tax expense		(2,342)		(3,235)		(1,261)		(10,250)		(9,762)
Net income before (loss)/income from equity method investments		33,822		43,052		25,271		33,562		41,322

(Loss)/income from equity method investments, net of income taxes		(6)		(4)		20		(151)		(1,052)

Net income		33,816		43,048		25,291		33,411		40,270

	For the years ended December 31,
	2007		2008		2009		2010		2011
	(In thousands of U.S. dollars, except share and per share data)
Net loss attributable to noncontrolling interest		—		(14)		(13)		(10)		(730)

Net income attributable to holders of ordinary shares	US$	33,816	US$	43,062	US$	25,304	US$	33,421	US$	41,000

Earnings per share data:
Net income per ordinary share—basic	US$	0.74	US$	0.75	US$	0.44	US$	0.57	US$	0.70
Net income per participating preferred share—basic		0.66		—		—		—		—
Net income per ordinary share—diluted	US$	0.68	US$	0.72	US$	0.43	US$	0.57	US$	0.69
Weighted average shares used in calculating basic net income per share—ordinary shares		39,170,004		57,138,985		57,728,009		58,313,467		58,934,912
Weighted average shares used in calculating basic net income per share—preferred shares		7,389,394		—		—		—		—
Weighted average shares used in calculating diluted net income per share		42,773,590		60,058,724		58,591,072		58,779,027		59,075,466

Consolidated Balance Sheet Data:
Cash and cash equivalents	US$	228,958	US$	202,947	US$	131,087	US$	148,944	US$	201,557
Total assets		263,735		297,976		263,488		273,642		321,338
Total liabilities		11,884		71,950		10,464		94,622		111,016
Total shareholders’ equity		247,851		224,462		253,024		178,500		206,442
Noncontrolling interest		4,000		1,564		—		520		3,880
Total liabilities, noncontrolling interest and shareholders’ equity	US$	263,735	US$	297,976	US$	263,488	US$	273,642	US$	321,338

In May 2011, our board of directors declared a special cash dividend of US$0.56 per ordinary share. The dividend was fully paid by April 13, 2012.

Exchange Rate Information

Our business is primarily conducted in China and substantially all of our revenues are denominated in Renminbi. We present our historical consolidated financial statements in U.S. dollars. In addition, solely for the convenience of the reader, this annual report contains translations of certain Renminbi amounts into U.S. dollars at specific rates. For January 1, 2009 and all later dates and periods, the exchange rate refers to the exchange rate as set forth in the H.10 statistical release of the Federal Reserve Board. Unless otherwise indicated, conversions of Renminbi into U.S. dollars in this annual report are based on the exchange rate on December 30, 2011. We make no representation that any Renminbi amounts could have been, or could be, converted into U.S. dollars or vice versa, as the case may be, at any particular rate, the rates stated below, or at all. For a detailed explanation of the risk of currency rate fluctuations, please see “Risk Factors—Risks Relating to the People’s Republic of China—Fluctuations in exchange rates could result in foreign currency exchange losses.” The PRC government imposes controls over its foreign currency reserves in part through direct regulation of the conversion of Renminbi into foreign exchange and through restrictions on foreign trade.

On April 13, 2012, the daily exchange rate reported by the Federal Reserve Board was RMB6.3022 to US$1.00. The following table sets forth additional information concerning exchange rates between Renminbi and U.S. dollars for the periods indicated. These rates are provided solely for your convenience and are not necessarily the exchange rates that we use in this annual report or will use in the preparation of our future periodic reports or any other information to be provided to you.

	RMB per US$1.00
	High	Low
October 2011	6.3825	6.3534
November 2011	6.3839	6.3400
December 2011	6.3733	6.2939
January 2012	6.3330	6.2940
February 2012	6.3120	6.2935
March 2012	6.3315	6.2975
April 2012 (through April 13, 2012)	6.3123	6.2975

The following table sets forth the average exchange rates between Renminbi and U.S. dollars for each of 2007, 2008, 2009, 2010 and 2011 calculated by averaging the exchange rates on the last day of each month during each of the relevant years.

Average Exchange Rate

RMB per US$ 1.00
2007	7.5806
2008	6.9193
2009	6.8295
2010	6.7603
2011	6.4475

B.	Capitalization and Indebtedness

Not Applicable.

C.	Reasons for the Offer and Use of Proceeds

Not Applicable.

D.	Risk Factors

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

Our future success depends upon the pace at which PRC television network operators switch from analog to digital transmission. In particular, various factors, including those beyond our control, may cause PRC television network operators to convert from analog to digital transmission at a slower pace. Moreover, although the PRC government has strongly encouraged cable television network operators to digitalize their networks and has set a target of 2015 for all analog channels to be switched off (except for those required to be retained during the transition period), it may relax or cancel the 2015 target. The pace of digitalization may also be slowed down as a result of uncertainties in the change of industrial policies. In addition, PRC television viewers may fail to subscribe to digital television services in sufficient numbers to support wide-scale digitalization. PRC television network operators may also decide that the commercial benefits of digitalization are outweighed by the costs or other commercial or policy considerations. If any of these or other factors were to cause the pace of digitalization to proceed significantly more slowly than we anticipate, our sales of CA systems, in particular smart cards, would suffer significantly, and our revenues and net income would be materially reduced.

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

We derive substantially all of our revenues from customers who are installing new CA systems, and if we are unable to continue attracting new customers to install our CA systems or persuade existing customers to purchase our system upgrades or value-added applications, our revenues, profitability and prospects may be materially and adversely affected.

CA systems vendors in more mature digital television markets, such as the United States and Europe, derive revenues not only from the purchase of new CA systems by television network operators who are switching from analog to digital transmissions, but also from the purchase of new and replacement smart cards, system upgrades and new value-added services by existing customers. In the PRC, however, cable television network operators are still in the process of purchasing CA systems and introducing digital content and services to their subscribers. To date, none of our customers have made a follow-on purchase for system upgrades or card replacements. As a result, the success of our business depends primarily on our ability to attract a continuing stream of customers who are switching from analog to digital transmission. As the digitalization process in the PRC continues to progress in light of the targeted completion in the year 2015, the number of cable television network operators who have not switched from analog to digital transmission, who are the prospective customers of our CA systems, has decreased significantly. If we are unable to continue attracting sufficient numbers of such customers, or to develop a significant additional source of recurring revenues, our revenues and profitability may be materially reduced and our prospects may suffer.

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

The revenues generated by our top five customers for a particular year as a percentage of our total revenues declined from 48.3% in 2006 to 25.9% in 2011. However, we currently still derive, and we expect to continue to derive, a significant portion of our revenues from a limited number of customers, although the particular customers may vary from period to period. As digital cable television systems are still at the developing stage in the PRC, the largest shipments of smart cards tend to be to operators who are launching new digital transmission systems and need to purchase in bulk for their established networks. If a customer significantly reduces the volume of its purchases from us, defers or cancels orders or terminates its relationship with us, our revenues and net income could decline significantly and, as a result, our financial condition and results of operations could be materially and adversely affected.

Our business may suffer if cable television network operators, who currently comprise our primary customer base, do not compete successfully with existing and emerging alternative platforms for delivering television programs, including terrestrial networks, Internet protocol television, mobile television and satellite broadcasting networks.

Our existing customers are mainly cable television network operators in the PRC, which compete with traditional terrestrial television networks for the same pool of viewers. As technologies develop, other means of delivering information and entertainment to television viewers are evolving. For example, some telecommunications companies in the PRC are seeking to compete with terrestrial broadcasters and cable television network operators by offering Internet protocol television, or IPTV, which allows telecommunications companies to stream television programs through telephone lines. The SARFT has officially issued seven IPTV licenses and seven Internet TV licenses, and it may issue significantly more IPTV and Internet TV licenses in the future. The SARFT also issued a broadcast license in 2006 to the PRC’s first direct satellite broadcast company, which began operation in 2008. More recently, a television operator has started to offer mobile television services. We may not be as successful in selling our CA systems to the operators of IPTV, or terrestrial, satellite or mobile television networks as we have been in selling to cable television network operators. To the extent that the terrestrial television networks, telecommunications companies or satellite television network operators compete successfully with cable television network operators for viewers, the ability of our existing cable customer base to attract and retain subscribers may be adversely affected. As a result, demand for additional smart cards could falter and our business, financial condition and results of operations would be materially and adversely affected.

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

In addition to our CA systems, the secured transmission of digital television programming also relies on certain other software and hardware components, such as set-top boxes supplied by other vendors, used on our customers’ digital television networks. A security breach of any of these other software and hardware components could also result in unauthorized access to the television networks of our customers. For example, in November 2007, it was discovered that an individual located in the city of Daqing in Heilongjiang Province had provided shared access to the local digital television network to over 100 other persons without authorization by hacking into certain set-top boxes used on that network, which do not have advanced security features due to cost considerations. By using a “tracking” technology offered by our CA systems, which enables an operator to track down the compromised set-up boxes, the local television network operator identified the points of breach, took measures to block further unauthorized access and contained the impact of the breach. The perpetrator was convicted and sentenced to eight months in prison. We believe we are not liable for such security breach of software or hardware components that are supplied by other vendors under the terms of our contractual arrangements. However, our business, financial conditions and results of operations could still be materially and adversely affected if these security breaches result in the affected television network operators having difficulty recruiting new subscribers or retaining existing subscribers. Furthermore, as our CA systems are used on the affected networks, our reputation could also be severely harmed by being associated with such security breaches on our customers’ networks.

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

The market for digital television CA systems and software applications is intensely competitive. Several of the world’s leading developers and producers of CA systems, including Irdeto Access B.V., Conax Company, Kudelski SA and NDS Group, operate in the PRC market. We also compete with domestic CA systems vendors, including Sumavision Technologies Co., Ltd., DVN Holdings Ltd. and Beijing Compunicate Technologies Inc. Some of our competitors have substantially greater financial, technical and other resources than we do, and may respond more quickly than we could to technological or commercial changes in our industry. In addition, some competitors offer their CA systems at a lower price or with a longer credit term than we do. We may need to reduce our prices to compete with them, which may lead to reduced margins or loss of market share. We cannot assure you that we will be able to compete effectively in the market for digital television CA systems and software applications in the PRC. See “Item 4. Information on the Company—B. Business Overview—Competition.”

We depend upon key personnel, including our senior executives and technical and engineering staff, and our business and prospects would greatly suffer if we lose their services.

Our future success depends heavily on the continued service of our key executives. In particular, we rely on the expertise and experience of Jianhua Zhu, chairman of our board of directors and our chief executive officer, Dr. Zengxiang Lu, member of our board of directors, and Dong Li, our president and chief marketing officer, in our business operations and technology development efforts, and on their relationships with the regulatory authorities, our customers, our suppliers, our employees and our operating company, N-S Digital TV. If any of them becomes unable or unwilling to continue in their present positions, or if they join a competitor or form a competing company, we may not be able to replace them easily, our business may be significantly disrupted and our business, financial condition and results of operations may be materially and adversely affected. We do not currently maintain key-man insurance for any of our key personnel. Furthermore, our future success depends heavily upon our ability to recruit and retain experienced technical and engineering staff. There is substantial competition for qualified technical personnel from other companies in our industry as well as from businesses outside our industry, and we may not be successful in retaining technical and engineering employees and recruiting new ones. If we are unsuccessful in our recruitment and retention efforts, our business and prospects may be materially and adversely affected.

Our attempts to diversify our business and expand our revenues by providing new solutions and products may not be successful and may prove costly.

We have been pursuing strategies to expand and diversify our revenues, including developing and commercializing new solutions and products, such as value-added digital television services, cloud computing technology-based digital video delivery solutions and advanced digital television terminals. To this end, we established Beijing Novel-Super Media Investment Co., Ltd., or N-S Media Investment, Beijing Cyber Cloud Co., Ltd., or Cyber Cloud, Beijing Joysee Technology Co., Ltd., or Joysee, and Beijing Super Movie Technology Co., Ltd., or Super Movie, during the past years. See “Item 4. Information on the Company—A. History and Development of the Company.” However, we have no prior experience cooperating with television network operators or other third parties in providing new solutions and products, and may not be successful in doing so. In addition, our attempts to develop this new business model may be time-consuming and may distract our management from developing our existing lines of business, which could have a material adverse effect on our business, financial condition and results of operations.

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

The PRC government introduced regulations in 1999 generally requiring a company that engages in the production and sale of encryption products to obtain two licenses, one for the production of encryption products and the other for the sale and distribution of encryption products, and the implementation rules for issuing these two licenses were promulgated in December 2005. Under these regulations and rules, a company generally is only allowed to produce and/or sell encryption products that use algorithms designated by the encryption authority and such products shall also be certified by the encryption authority. The encryption authority initially designated permitted algorithms for CA systems in April 2007 and a final and official designation remains pending. Like many other vendors of CA systems in the PRC, N-S Digital TV has been producing and selling CA systems using algorithms other than those initially designated by the encryption authority. We understand the encryption authority has allowed a transition period, of a duration yet to be determined at the sole discretion of the encryption authority, for vendors of CA systems to comply with this requirement to use the algorithms to be finally and officially designated by the government. See “Item 4. Information on the Company—B. Business Overview— Regulation—Regulation of Encryption Industry.” N-S Digital TV has engaged in the production and sale of encryption products since its establishment in May 2004, but it did not obtain the license for the production of encryption products until June 2006 and the license for the sale of encryption products until September 2008. In December 2008 and February 2009, certain CA system products we developed by using the algorithms designated by the encryption authority were certified by the encryption authority. However, we have not decided when N-S Digital TV will produce and sell those products using the designated algorithms, and various factors, in addition to the permissible transition period for adoption, will affect this decision, including whether products using algorithms designated by the encryption authority will be generally accepted by the cable television industry (including CA system vendors and cable television operators). If N-S Digital TV fails to adopt the algorithms designated by the encryption authority for any of CA systems products it produces and sells by the end of the transition period or at any time during the transition period at the request of the government, it may be required to discontinue the production and sale of its non-compliant CA systems. If the relevant PRC government authorities deem N-S Digital TV’s production of encryption products prior to June 2006 or sale of encryption products prior to September 2008 to be in violation of the applicable regulations, they may impose sanctions against N-S Digital TV. These sanctions may include confiscation of income from non-compliant activities, fines of up to three times the amount of income from non-compliant activities and revocation of the licenses already issued. Imposition of such sanctions may result in material disruptions to our business operations, damage to our reputation and significant financial losses.

Enforcement of certain PRC regulatory requirements regarding the use of encryption products may prevent prospective customers from purchasing our CA systems and our business revenues and net income could be materially reduced as a result.

In March 2007, the PRC encryption authority introduced regulations that require users to use only encryption products that are certified by the encryption authority. The CA systems we currently produce and sell have not been certified by the encryption authority because we have not adopted the government-designated algorithms for such CA systems. King & Wood Mallesons, our PRC counsel, has advised us that because the encryption authority provides for a transition period, which will be for a duration to be determined at the sole discretion of the encryption authority, for us to adopt the algorithms to be finally and officially designated by the government, it is unlikely that the encryption authority will enforce the above-mentioned regulatory requirements with respect to the use or purchase of our CA systems during that transition period. In December 2008 and February 2009, certain CA system products we developed by using the algorithms designated by the encryption authority were certified by the encryption authority. However, as stated above, we have not decided when N-S Digital TV will produce and sell those CA system products certified by the encryption authority and various factors, in addition to the permissible transition period for adoption, will affect this decision. If we have not obtained the certification for the CA systems that we produce and sell upon the expiration of the transition period or at an earlier time the PRC encryption authority may otherwise require, enforcement of the above-mentioned regulatory requirements could prevent our prospective customers from purchasing our non-compliant CA systems, which could materially reduce our revenues and net income. In addition, even if we produce and sell products certified by the PRC encryption authority, we cannot assure you that we will be able to successfully market and sell such products.

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

We may be exposed to infringement or misappropriation claims by third parties that, if determined adversely to us, could require us to pay significant damage awards.

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

Our quarterly operating results have varied significantly in the past and are likely to continue to vary significantly in the future. Our quarterly revenues may fluctuate as a result of a number of factors, many of which are outside of our control. For example, our quarterly revenues substantially depend upon the timing of smart card orders placed by our customers. A significant portion of our quarterly revenues has generally reflected orders from a small number of large customers for our CA systems. Our cost of revenues and operating expenses may also fluctuate from quarter to quarter. As a result, you may not be able to rely on period-to-period comparisons of our operating results as an indication of our future performance. In addition, our actual quarterly results may differ from market expectations, which may cause the price of our ADSs to decline significantly.

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

We are subject to the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act. Section 404 of the Sarbanes-Oxley Act requires that we include a report of management on our internal control over financial reporting in our annual report on Form 20-F. In addition, our independent registered public accounting firm must report on the effectiveness of our internal control over financial reporting. Our management concluded that our internal control over financial reporting was effective as of December 31, 2011, the end of the period covered by this annual report, and our independent registered public accounting firm opined that we maintained effective internal control over financial reporting of the same period. However, we may fail to maintain effective internal control over financial reporting in the future, in which case we and the independent registered public accounting firm may not be able to conclude that we have effective internal control over financial reporting. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, or the relevant regulators, may disagree. If such independent registered public accounting firm is not satisfied with our internal control or the level at which our control is documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us, then it may not be able to issue an unqualified opinion. In addition, our reporting obligations as a public company may place a significant strain on our management, operational and financial resources and systems for the foreseeable future.

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

We were classified as a passive foreign investment company, or PFIC, for each of 2009, 2010 and 2011, which resulted in adverse United States federal income tax consequences to U.S. holders of our ADSs and may result in additional adverse United States Federal income tax consequences to such holders in subsequent years.

Based on analyses of the value of our assets as of December 31, 2011 and the ends of earlier years, we were a PFIC during the taxable years 2009 through 2011 for U.S. federal income tax purposes. We have substantial passive assets in the form of cash and cash equivalents, among others, and can provide no assurance that we will not continue to be classified as a PFIC for the taxable year 2012 or future taxable years, as PFIC status is tested each year and depends on our assets and income in such year. Our PFIC status for the current taxable year 2012 will not be determinable until the close of the taxable year ending December 31, 2012.

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

In any taxable year in which we are classified as a PFIC, and you are a U.S. holder of our ADSs or shares, unless you make a mark-to-market election, you will generally be taxed at higher ordinary income rates, rather than lower capital gain rates, if you dispose of our ADSs or shares for a gain, even if we are not a PFIC in the year of disposition. In addition, a portion of the tax imposed on your gain would be increased by an interest charge if you dispose of our ADSs or shares in a year later than the first year in which we were treated as a PFIC that you hold our ADSs or shares. Similar treatment would apply if you receive distributions from us that are characterized as “excess distributions.” Moreover, you will not be able to benefit from any preferential tax rate with respect to any dividend distribution that you may receive from us in a year in which we are a PFIC or in the following year. Finally, you will also be subject to special United States federal income tax reporting requirements. For more information on the United States federal income tax consequences to you that would result from our classification as a PFIC, including the consequences of making a mark to market selection, see “Item 10. Additional Information—E. Taxation—United States Federal Income Taxation—PFIC Rules.” You should consult your tax advisor regarding the application of the PFIC rules to your investment in our ADSs or shares.

Our bank accounts are not insured or similarly protected against loss.

As of December 31, 2011, approximately 96.2% of our bank deposits were placed with three commercial banks in the PRC. Unlike certain other jurisdictions, applicable PRC laws do not require that banks provide deposit insurance or similar protections to depositors in the PRC. As a result, our bank accounts are not insured or similarly protected. If a commercial bank with which we have placed our cash deposits becomes insolvent, or if we are otherwise unable to withdraw funds, we may be unable to recover the cash on deposit with that bank. As a result, our liquidity and cash flows, as well as financial condition and results of operations, could be materially and adversely affected.

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

Our business and operations could be significantly disrupted, and we could be subject to sanctions, if the contractual arrangements between us and our consolidated variable interest entity, N-S Digital TV, which we depend on for the production and sales of our CA systems, are found to be in violation of applicable PRC laws, rules and regulations.

As PRC laws, rules and regulations are evolving and subject to differing interpretations, there exist substantial uncertainties regarding the validity and enforceability of the contractual arrangements between us and N-S Digital TV and its shareholders. We have been advised by our PRC legal counsel, King & Wood Mallesons, that the ownership structures of our operating subsidiary in China and our consolidated variable interest entity comply with existing PRC laws, rules and regulations. Moreover, King & Wood Mallesons is of the opinion that each of the agreements that establish the contractual arrangements are valid, legally binding and enforceable and do not violate applicable PRC laws, rules and regulations.

We cannot assure you that the relevant PRC regulatory authorities will not ultimately determine that these contractual arrangements do not comply with applicable PRC laws, rules and regulations. In addition, various media sources have recently reported that the research division of the China Securities Regulatory Commission, or the CSRC, had prepared a report for the State Council of the PRC proposing to regulate the use of the variable interest entity structure, such as the structure used by us, in the context of foreign investment in the PRC and overseas listings of PRC companies. It is unclear, however, whether the CSRC has officially submitted such a report to the State Council, what specific content such report contains and whether and when any further action will be taken by the State Council, the CSRC, the Ministry of Commerce, or the MOFCOM, or any other PRC government authority regarding the use of the variable interest entity structure.

If we or our operating company were found to be in violation of PRC laws, rules or regulations, the relevant PRC regulatory authorities would have broad discretion in imposing sanctions, including, without limitation:

•	levying fines;

•	confiscating income;

•	revoking N-S Digital TV’s business license or operating licenses;

•	requiring us to revise our ownership structure or restructure our operations; and/or

•	requiring the discontinuation of businesses.

Any of these or similar actions could cause significant disruptions to our business, as well as materially reduce our revenues, profitability and cash flows.

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

As of March 31, 2012, our three largest shareholders beneficially owned a total of approximately 47.9% of our outstanding shares. Accordingly, they will have significant influence in determining the outcome of any corporate transaction or other matter submitted to the shareholders for approval, including mergers, consolidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions. They will also have the power to prevent or cause a change in control. In addition, without the consent of these shareholders, we could be prevented from entering into transactions that could be beneficial to us. These shareholders may cause us to take actions that are opposed by other shareholders as the interests of these shareholders may differ from the interests of our other shareholders. See “Item 7. Major Shareholders and Related Party Transactions” for more information regarding the share ownership of our officers, directors and significant shareholders.

Risks Relating to the People’s Republic of China

Our operations may be materially adversely affected by changes in the economic, political and social conditions of the PRC.

Substantially all of our non-cash assets are located in, and substantially all of our revenue is sourced from, the PRC. Accordingly, our business, financial condition, results of operations and prospects may be influenced to a significant degree by political, economic and social conditions in the PRC generally and by continued economic growth in the PRC as a whole.

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

The PRC government has implemented various measures since 2011 to control inflation, such as tightening bank lending policies and increasing interest rates, In addition, the PRC government in March 2012 reduced its 2012 annual gross domestic product growth target to 7.5% from 8%. Continued implementation of these or similar measures, or a variety of other factors, may cause a continued slowdown in the PRC economy, which, in turn, could significantly reduce business activities in the PRC, including a slowing-down or decline in investment in cable television networks, which in turn may result in a reduction of demand for our products and services and thus materially reduce our revenues and profitability.

Uncertainties in the interpretation and enforcement of PRC laws, rules and regulations could limit the legal protections available to you and us.

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

The approval of the CSRC might be required in connection with our initial public offering under certain PRC regulation; failure to obtain this approval, if required, could have a material adverse effect on our business, financial condition, results of operations and reputation as well as the trading price of our ADSs.

On August 8, 2006, six PRC regulatory agencies, including the MOFCOM, the State-owned Assets Supervision and Administration Commission, the State Administration for Taxation, or the SAT, the State Administration for Industry and Commerce, the CSRC and the State Administration of Foreign Exchange, or the SAFE, jointly adopted the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, which became effective on September 8, 2006. The M&A Rules, among other things, include provisions that purport to require that an offshore special purpose vehicle formed for the purpose of an overseas listing of securities in a PRC company obtain the approval of the CSRC prior to the listing and trading of such special purpose vehicle’s securities on an overseas stock exchange.

On September 21, 2006, the CSRC published on its official website procedures regarding its approval of overseas listings by special purpose vehicles. The CSRC approval procedures require the filing of an application and supporting documents with the CSRC.

We completed the initial listing and trading of our ADSs on the New York Stock Exchange, or the NYSE, on October 11, 2007. We did not seek CSRC approval in connection with our initial public offering. Our PRC counsel, King & Wood Mallesons, advised us that, based on their understanding of the current PRC laws, regulations and rules and the procedures announced on September 21, 2006, because we completed our restructuring in 2004 in connection with an equity investment in our company by a private equity investor more than two years prior to the promulgation of the M&A Rules, we were not and are not required by the M&A Rules to apply to the CSRC for approval of our initial public offering, unless we are clearly required to do so by any rules promulgated in the future. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulation of Overseas Listings.” However, the application of the M&A Rules remains unclear. If the CSRC or another PRC regulatory agency subsequently determines that the CSRC’s approval was required for our initial public offering, we may face sanctions by the CSRC or another PRC regulatory agency. If this happens, these regulatory agencies may impose fines and penalties on our operations in the PRC, limit our privileges in the PRC, or take other actions that could have a material adverse effect on our business, financial condition, results of operations and prospects, as well as the trading price of our ADSs.

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

The SAFE regulations required registration by March 31, 2006 of direct or indirect investments previously made by PRC residents in offshore companies prior to the implementation of the Notice on Issues Relating to the Administration of Foreign Exchange in Fund-Raising and Reverse Investment Activities of Domestic Residents Conducted via Offshore Special Purpose Companies on November 1, 2005, or SAFE Notice 75. In May 2007, the SAFE issued guidance to its local branches with respect to the implementation of SAFE Notice 75, known as SAFE Notice 106. The SAFE issued another notice on May 20, 2011, or Notice 19, which sets forth additional requirements regarding foreign exchange registration under SAFE Notice 75. If a PRC shareholder with a direct or indirect stake in an offshore parent company fails to make the required SAFE registration, the PRC subsidiaries of such offshore parent company may be prohibited from making distributions of profit to the offshore parent and from paying the offshore parent proceeds from any reduction in capital, share transfer or liquidation in respect of the PRC subsidiaries. Furthermore, failure to comply with the various SAFE registration requirements described above could result in liability under PRC law for foreign exchange evasion.

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

We may be subject to fines and legal sanctions if we or our employees who are domestic individuals fail to comply with the PRC regulations relating to employee share options granted by overseas-listed companies to domestic individuals.

In February 2012, the SAFE promulgated the Notice relating to Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas-Listed Companies, or SAFE Notice 7, which superseded the Application Procedures of Foreign Exchange Administration for Domestic Individuals Participating in Employee Stock Holding Plans or Stock Option Plans of Overseas-Listed Companies, or SAFE Notice 78, promulgated by the SAFE in March 2007. SAFE Notice 7 is applicable to directors, supervisors, senior management personnel and other employees of an overseas-listed company incorporated in the PRC, PRC subsidiaries or branches of an overseas-listed company, and any PRC entities which are directly or indirectly controlled by an overseas-listed company, or, collectively, Domestic Companies, including PRC citizens (including Hong Kong, Macau and Taiwan) and foreign citizens who have resided in the PRC for one year or longer, or, collectively, Domestic Individuals. Under SAFE Notice 7, Domestic Individuals who participate in a stock incentive plan of an overseas-listed company are required, through a Domestic Company or a PRC entity designated by a Domestic Company, or the Domestic Agent, to register with the SAFE or its authorized local counterparts and complete certain other procedures. As we are an overseas-listed company, we and our employees who are Domestic Individuals and have been granted share options or any other stock-related rights and benefits under our stock incentive plans are subject to SAFE Notice 7. We have registered for us and on behalf of our employees with the relevant local SAFE branch in 2008 for our 2005 Stock Incentive Plan pursuant to prior SAFE Notice 78, and we intend to register for us and on behalf of our employees who are Domestic Individuals for our 2008 Stock Incentive Plan and 2010 Stock Incentive Plan pursuant to SAFE Notice 7. However, there exist significant uncertainties in practice with respect to the interpretation and implementation of SAFE Notice 7 and we cannot assure you that we or our employees who are Domestic Individuals will be in full compliance with SAFE Notice 7. If the SAFE or other PRC government authorities determine that we or our employees who are Domestic Individuals fail to comply with the provisions of SAFE Notice 7, we or they may be subject to fines and legal sanctions. See “Regulation —Stock Incentive Plans.”

We may rely on dividends and other distributions on equity paid by our operating subsidiary to fund cash and financing requirements, and limitations on the ability of our operating subsidiary to pay dividends to us could materially restrict our ability to conduct our business.

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

In addition, foreign exchange transactions under the capital account are still subject to limitations and require approvals from, or registration with, the SAFE and other relevant PRC governmental authorities. In particular, any loans to Super TV are subject to PRC regulations and approvals. For example:

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

As substantially all of our operating revenues are denominated in Renminbi and the net proceeds from our initial public offering are denominated in U.S. dollars, fluctuations in exchange rates between U.S. dollars and Renminbi will affect the relative purchasing power of these proceeds and our balance sheet and earnings per share in U.S. dollars. Appreciation or depreciation in the value of the Renminbi relative to the U.S. dollar would affect our financial results reported in U.S. dollar terms without giving effect to any underlying change in our business, financial condition or results of operations. Since July 2005, the Renminbi is no longer pegged solely to the U.S. dollar. Instead, the Renminbi is reported to be pegged against a basket of currencies, determined by the People’s Bank of China, against which it can rise or fall by as much as 0.3% each day. This permitted floating range was raised to 0.5% in May 2007 and was further raised to 1% in April 2012. The Renminbi may appreciate or depreciate significantly in value against the U.S. dollar in the long term, depending on the fluctuation of the basket of currencies against which it is currently valued, or it may be permitted to enter into a full float, which may also result in a significant appreciation or depreciation of the Renminbi against the U.S. dollar. Fluctuations in the exchange rate will also affect the relative value of dividends, if any, payable on our ordinary shares in U.S. dollar terms and the value of any U.S. dollar-denominated investments we make in the future. In addition, since substantially all of our operating revenues are denominated in Renminbi while approximately 45.0% of our cost of revenues is denominated in U.S. dollars, fluctuations in the exchange rate could also impact our financial condition and results of operations.

Very limited hedging transactions are available in the PRC to reduce our exposure to exchange rate fluctuations. In April and May 2011, we entered into foreign currency forward contracts to facilitate the payment of the special cash dividend declared in November 2010, in an effort to reduce our exposure to foreign currency exchange risk. The effectiveness of hedging transactions may be limited and we may not be able to successfully hedge our exposure at all. In addition, our currency exchange losses may be magnified by PRC exchange control regulations that restrict our ability to convert Renminbi into foreign currency.

The discontinuation of any of the preferential tax treatments or the financial incentives currently available to us in the PRC could materially and adversely affect our business, financial condition, results of operations and prospects.

The PRC government has provided various incentives to Super TV and N-S Digital TV. These incentives include reduced enterprise income tax rates, value-added tax refunds and tax holidays. For example, as high-and-new technology enterprises incorporated and operated in the Beijing High-Tech Development Experimental Zone, which is a designated high-and-new technology development zone, each of Super TV and N-S Digital TV is entitled to a preferential income tax rate of 15% (against the standard income tax rate of 33% before, or 25% from, January 1, 2008). In addition, Super TV was designated as a “key software enterprise” for the tax year of 2010 by the relevant PRC government authorities and, as a result, was entitled to a preferential income tax rate of 10% in 2010. In addition, each of Super TV and N-S Digital TV was entitled to income tax exemption from 2004 to 2006 and a 50% reduction of income tax from 2007 to 2009. Furthermore, for certain software-related products that are qualified as “software products” by PRC tax authorities, we received tax refunds which effectively reduce the applicable value-added tax rate from 17% to 3%.

Super TV and N-S Digital TV must meet a number of financial and non-financial criteria in order to continue to qualify for the above tax incentives. For example, in order to be able to enjoy the preferential income tax rate of 15%, Super TV and N-S Digital TV must be qualified as “high-and-new technology enterprises strongly supported by the State” under the newly enacted PRC Enterprise Income Tax Law, or the 2008 EIT Law, which took effect on January 1, 2008. In addition, in order to continue to enjoy the preferential income tax rate of 10%, Super TV must reapply for and obtain the designation as a “key software enterprise” annually. Moreover, the PRC government could determine at any time to eliminate or reduce the scale of such preferential tax policies. See “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Taxes and Incentives—PRC.”

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

Pursuant to the 2008 EIT Law and Enterprise Income Tax Law Implementation Rules, or the Implementation Rules, enacted by the State Council on December 6, 2007 and which became effective on January 1, 2008, an enterprise established under the laws of a foreign country or region whose “de facto management body” is located within the PRC territory is considered a resident enterprise and will generally be subject to the enterprise income tax at the rate of 25% on its global income. According to the Implementation Rules, “de facto management body” refers to a managing body that exercises, in substance, overall management and control over the production and business, personnel, accounting and assets of an enterprise. The SAT issued the Notice on Issues Relating to Determination of Chinese-Controlled Offshore Enterprises as PRC Resident Enterprises by Applying the “De Facto Management Body” Test, or the SAT Notice 82, on April 22, 2009. The SAT Notice 82 provides for certain specific criteria for determining whether the “de facto management body” of a Chinese-controlled offshore enterprise is located in the PRC. In addition, on July 27, 2011, the SAT issued the Administrative Measures of Enterprise Income Tax of Chinese-Controlled Offshore Resident Enterprises (Trial), or SAT Bulletin 45, which became effective on September 1, 2011, to provide guidance on the implementation of SAT Notice 82. SAT Bulletin 45 clarifies certain issues relating to: (i) the determination procedures of PRC resident enterprise status and (ii) tax registration and other related procedures for PRC resident enterprises. SAT Bulletin 45 also provides that if an offshore PRC resident enterprise presents a copy of the Chinese tax resident determination certificate issued by the competent tax authorities to a payer of PRC-sourced dividends, interest, royalties and other income, such payer shall not withhold income tax on these payments to the offshore PRC resident enterprise. Although each of the SAT Notice 82 and the SAT Bulletin 45 provides that it only applies to offshore enterprises controlled by PRC enterprises, not those controlled by PRC individuals, like our company, it is generally believed that the determining criteria set forth therein very likely reflect the SAT’s general position as to how the “de facto management body” test should be applied to determine the tax residency of all offshore enterprises, regardless of whether they are controlled by PRC enterprises or individuals. With reference to the criteria set forth in the SAT Notice 82, we believe that we are not a PRC resident enterprise. However, if we were considered a PRC resident enterprise, we would be subject to the enterprise income tax at the rate of 25% on our global income. In such case, our profitability and cash flow would be materially reduced as a result of our global income being taxed under the 2008 EIT Law.

If we are considered as a non-resident enterprise under the 2008 EIT Law, we will not be subject to the enterprise income tax at the rate of 25% on our global income. In such case, however, dividends we receive from our PRC subsidiary will be subject to a PRC withholding tax, the standard rate of which is 10% and can be reduced by an applicable tax treaty, under the 2008 EIT Law. According to the Arrangement for Avoidance of Double Taxation on Income and Prevention of Tax Evasion entered into between the PRC and Hong Kong in August 2006, as amended, dividends paid by a PRC foreign-invested enterprise to its shareholder in Hong Kong are generally subject to a 5% PRC withholding tax compared to the standard 10% PRC withholding tax under the 2008 EIT Law. However, on October 27, 2009, the SAT issued the Notice on How to Recognize “Beneficial Owners” under Relevant Tax Treaties, or the SAT Notice 601, which provides that only the enterprises with active operations can be recognized as “beneficial owners” under relevant tax treaties that are entitled to enjoy the corresponding tax benefits. The SAT Notice 601 further provides that those enterprises that are established solely for the purposes of benefiting from favorable tax treatment under the relevant tax treaties should not be recognized as “beneficial owners” and therefore cannot enjoy favorable tax treatment. We indirectly hold the 100% interest in our PRC subsidiary, Super TV, through Golden Benefit Technology Limited, or Golden Benefit, a wholly owned subsidiary incorporated in Hong Kong. As a result, to the extent we are considered as a non-resident enterprise and Golden Benefit is not recognized as a qualified beneficial owner under the relevant tax treaty, dividends we receive from our PRC subsidiary will be subject to the standard rate of 10%. In November 2010, we declared a special cash dividend of US$2.00 per ordinary share and accordingly the 10% withholding tax was paid on the amount of distributable profits accumulated after January 1, 2008 of Super TV when it repatriated offshore for such dividend payment. Such withholding tax increased our tax burden and reduced the amount of cash available to our company.

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

We are a Cayman Islands holding company and substantially all of our income may come from dividends we receive from our subsidiaries, primarily the operating subsidiary located in the PRC. As a result, dividends we receive from our PRC operating subsidiary may be subject to withholding tax under the 2008 EIT Law. See “Item 3. Key Information—D. Risk Factors—Risks Relating to the People’s Republic of China—We may be subject to PRC income tax on our global income, or dividends we receive from our PRC subsidiary may be subject to PRC withholding tax, depending on whether we are recognized as a resident enterprise in the PRC.” Although in the case that we are recognized as a qualified PRC resident enterprise and the dividends we receive from our operating subsidiary in the PRC are not subject to any withholding tax, our dividends payable to our non-PRC shareholders and ADS holders would be subject to withholding tax under the 2008 EIT Law.

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

Our auditor, like other independent registered public accounting firms operating in the PRC, is not inspected by Public Company Accounting Oversight Board, and as such, investors may be deprived of the benefits of such inspection.

Our independent registered public accounting firm that issues the audit reports included in our annual reports on Form 20-F filed with the U.S. Securities and Exchange Commission, or the SEC, as external auditors of companies that are traded publicly in the United States and as a firm registered with the Public Company Accounting Oversight Board (United States), or the PCAOB, is required by the laws of the United States to undergo regular inspections by the PCAOB to assess its compliance with the laws of the United States and professional standards. As our independent registered public accounting firm is located in the PRC, a jurisdiction where the PCAOB is currently unable to conduct inspections without the approval of the PRC authorities, our auditor, like other independent registered public accounting firms operating in the PRC, is not currently inspected by the PCAOB.

Inspections of other independent registered public accounting firms that the PCAOB has conducted outside the PRC have identified deficiencies in the audit procedures and quality control procedures of those firms, which may be addressed as part of the inspection process to improve future audit quality. The lack of PCAOB inspections in the PRC prevents the PCAOB from regularly evaluating our auditor’s audits and its quality control procedures. And the inability of the PCAOB to conduct inspections of independent registered public accounting firms in the PRC makes it more difficult to evaluate the effectiveness of our external auditor’s audit procedures or quality control procedures as compared to external auditors outside the PRC that are subject to PCAOB inspections. As a result, investors may be deprived of the benefits of the PCAOB inspections.

Risks Relating to the ADSs

The trading price of our ADSs has been and may continue to be volatile, which could result in substantial losses to you.

The trading price of our ADSs has been volatile and subject to wide fluctuations. Since October 5, 2007, the closing prices of our ADSs on the NYSE have ranged from US$3.17 to US$51.08 per ADS and the last reported sale price on April 16, 2012 was US$3.38. Our ADSs may continue to fluctuate in response to various factors beyond our control. The financial markets in general, and the market prices for many other PRC companies listed on stock exchanges in the United States in particular, have experienced extreme volatility. These broad market and industry factors may significantly affect the market price and volatility of our ADSs, regardless of our actual operating performance.

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

As of March 31, 2012, we had 58,995,688 ordinary shares outstanding (excluding 527,404 ordinary shares that were issued and held for our account in preparation for exercise of share options by option holders under our employee stock incentive plans), including 28,769,682 ordinary shares represented by 28,769,682 ADSs (excluding the 527,404 ADSs that were held for our account in preparation for exercise of share options by option holders under our employee stock incentive plans). All ADSs are freely transferable without restriction or additional registration under the Securities Act. The remaining ordinary shares outstanding have been available for sale, subject to volume and other restrictions that may be applicable under Rule 144 and Rule 701 under the Securities Act. In addition, we have filed a registration statement on Form S-8 to register the ordinary shares to be issued to the share option holders under our employee stock incentive plans. The ordinary shares to be received by such share option holders who are not affiliated with us may be resold freely to the public market. We cannot predict what effect, if any, market sales of securities held by our significant shareholders or any other shareholder or the availability of these securities for future sale will have on the market price of our ADSs.

Your interest in our ADSs will be diluted as a result of our stock incentive plans or other share option grants.

As of March 31, 2012, options to purchase an aggregate of 4,348,328 ordinary shares had been granted and were outstanding under the 2005 Stock Incentive Plan, the 2008 Stock Incentive Plan and the 2010 Stock Incentive Plan. For a description of these plans, see “Item 6. Directors, Senior Management and Employees—B. Compensation of Directors and Senior Officers—Share Options.” The exercise of those options would result in a reduction in the percentage of ownership of the holders of ordinary shares and of ADSs, and therefore would result in a dilution in the earnings per ordinary share and per ADS.

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

In order to benefit from certain beneficial tax arrangements between the PRC and Hong Kong, in December 2007, CDTV BVI acquired Golden Benefit, a company incorporated in Hong Kong, for a nominal consideration, and transferred its 100% equity interest in Super TV to Golden Benefit. See “Item 3. Key Information—D. Risk Factors—Risks Relating to the People’s Republic of China. We may be subject to PRC income tax on our global income, or dividends we receive from our PRC subsidiary may be subject to PRC withholding tax, depending on whether we are recognized as a resident enterprise in the PRC” and “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Taxes and Incentives—PRC.”

Since December 2007, new entities have been established in the PRC to offer new solutions and products, including N-S Media Investment, Cyber Cloud, Joysee and Super Movie.

In June 2008, Ms. Gao transferred all of her equity interests in N-S Digital TV to Junming Wu, who is a PRC citizen and is currently our employee. In November 2008, N-T Information Engineering transferred all of its equity interest in N-S Digital TV, our variable interest entity, to Lei Zhang and Shizhou Shen, both of whom are PRC citizens and are currently our employees. In July 2011, Junming Wu transferred all of his equity interests in N-S Digital TV to Tianxing Wang, who is a PRC citizen and is currently our employee. In addition, in July 2011, Tianxing Wang, Lei Zhang and Wenjun Wang, who are PRC citizens and are currently our employees, each contributed cash to increase the registered capital of N-S Digital TV to RMB150 million using the loan proceeds from Super TV. As a result of these transactions, Tianxing Wang, Lei Zhang, Shizhou Shen and Wenjun Wang in aggregate own all of the equity interest of N-S Digital TV.

N-S Digital Technology Co., Ltd., or N-S Digital Technology, and N-S Investment Holdings Co., Ltd., or N-S Investment Holdings, were incorporated in the PRC as wholly-owned subsidiaries of our company in April and July 2010, respectively. In March 2011, N-S Digital Technology was dissolved.

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

In June 2008, N-S Digital TV and Xitao Lai, a PRC citizen, established Dongguan SuperTV Video Info Co., Ltd., or Dongguan SuperTV, a joint venture in Dongguan, Guangdong Province, mainly to provide value-added services to television viewers. N-S Digital TV and Mr. Lai each contributed cash of RMB 5.0 million (US$0.7 million), representing 50% of equity interest in the joint venture. In September 2008, N-S Digital TV exercised an option to purchase an additional 10% equity interest in the joint venture from Mr. Lai. In July 2009, N-S Digital TV sold its 20% equity interest in Dongguan SuperTV to a new investor, Guangdong Jiacai Digital Technology Co., Ltd., or Guangdong Jiacai. In August 2010, N-S Digital TV entered into an equity transfer agreement with Guangdong Jiacai to purchase an additional 20% equity interest in Dongguan SuperTV from Guangdong Jiacai. After those transactions, the equity interest of Dongguan SuperTV held by N-S Digital TV increased to 60% and N-S Digital TV became entitled to 70% of shareholders’ voting rights and appointing three out of the five members of the board of directors of Dongguan SuperTV. In November 2011, Dongguan SuperTV transferred all of its high-definition interactive television services-related assets to the Dongguan branch of the Guangdong Broadcasting TV Network Co., Ltd. In December 2011, N-S Digital TV transferred its 60% equity interest in Dongguan SuperTV to a third party for total consideration of RMB6.6 million (US$1.0 million).

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

On January 4, 2010, we entered into a share purchase agreement with OpenV China Holdings Company, or OpenV, a PRC online video company, and several other parties to make a strategic investment in OpenV. Pursuant to the share purchase agreement and related transaction documents, we acquired an 11.5% equity interest (subject to adjustment based on, among others, OpenV’s performance) in OpenV for a consideration of US$5.0 million and received a warrant to purchase ordinary shares of OpenV of up to US$4.5 million. As part of this investment transaction, we also agreed to extend to OpenV a US$2.5 million interest-free convertible loan, which could be converted into ordinary shares of OpenV, subject to certain closing conditions. The Company did not purchase additional ordinary shares of OpenV pursuant to the warrant, which has expired, and the interest-free convertible loan was not extended to OpenV due to OpenV’s performance in 2010. In 2010, we wrote off our entire investment in OpenV because we had doubts on OpenV’s ability to continue as a going concern. As of December 31, 2011, we understood that OpenV’s normal online video services had not been restored.

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

In May 2010, Super TV acquired an aggregate 34.45% equity interest in Guangzhou Rujia Network Technology Co., Ltd., or Guangzhou Rujia, through both purchase of existing shares from a shareholder of Ruijia and contribution to its capital increase, for total consideration of RMB16.5 million (US$2.5 million).

In August 2010, N-S Digital TV entered into an equity transfer agreement with Guangzhou Rujia to transfer all of its equity interest in Guangdong SuperTV for a consideration of RMB30.3 million (US$4.6 million).

In December 2010, Super TV and Beijing Yuewu Yuntian Software Technology Ltd., or Yuewu Yuntian, agreed to establish Beijing Cyber Cloud Co., Ltd., or Cyber Cloud, in Beijing mainly engaging in research and development of cloud computing technology based digital video delivery solutions. Super TV and Yuewu Yuntian contributed cash of RMB45.0 million (US$6.8 million) and RMB5.0 million (US$0.8 million), representing 90% and 10% of the equity interest in Cyber Cloud, respectively. Cyber Cloud was formally established on January 19, 2011.

In April 2011, Super TV and Beijing Ying Zhi Cheng Technology Co., Ltd., or Ying Zhi Cheng Techonology, agreed to establish Joysee in Beijing, which mainly engages in the research and development of advanced digital television terminals. Super TV and Ying Zhi Cheng Technology contributed cash of RMB27.0 million (US$4.2 million) and RMB3.0 million (US$0.5 million), representing 90% and 10% of the equity interest in Joysee, respectively. Pursuant to an agreement, dated May 24, 2011, among Super TV, N-S Digital TV and Ying Zhi Cheng Techonology, N-S Digital TV contributed RMB6.0 million (US$0.9 million) in cash, representing a 16.7% equity interest in Joysee. Pursuant to an agreement, dated June 13, 2011, among Super TV, N-S Digital TV, Ying Zhi Cheng Techonology and Intel Semiconductor (Dalian) Ltd., or Intel, a wholly-owned subsidiary of Intel Corporation in the PRC, Intel contributed RMB33.0 million (US$5.1 million) in cash, representing a 37.5% equity interest in Joysee. Pursuant to an equity transfer agreement, dated June 13, 2011, between N-S Digital TV and Intel, Intel transferred 7.5% of its equity investment in Joysee to N-S Digital TV for a nominal consideration. As a result of these transactions, Super TV, N-S Digital TV, Ying Zhi Cheng Technology and Intel each holds a 46.9%, 17.9%, 5.2% and 30% equity interest in Joysee, respectively.

In June 2011, Super TV and Beijing AirMedia Advertising Co., Ltd., or AirMedia, entered into a framework cooperation agreement for the establishment of two joint ventures, Beijing Shibo Movie Technology Co., Ltd., or Shibo Movie, and Beijing Xinghe Union Media Co., Ltd., or Xinghe Union, in the PRC, each of which mainly engages in movie-related content sourcing and distribution services. In December 2011, Super TV, N-S Digital TV and AirMedia entered into a supplemental agreement, pursuant to which Super TV transferred its rights and obligations under the framework cooperation agreement to N-S Digital TV. N-S Digital TV and Air Media each contributed in cash RMB5.0 million (US$0.8 million), representing 50% of the equity interest in Shibo Movie, and cash of RMB5.0 million (US$0.8 million), representing 50% of the equity interest in Xinghe Union. Shibo Movie and Xinghe Union were formally established on February 15, 2012 and March 13, 2012, respectively.

In August 2011, Super TV and Beijing Chaoying Weichuang Technology Ltd. agreed to establish Super Movie, which mainly engages in video program delivery services. Super TV and Beijing Chaoying Weichuang Technology Ltd. contributed cash in the amount of RMB13.5 million (US$2.1 million) and RMB1.5 million (US$0.2 million), respectively, representing 90% and 10% of the equity interest in Super Movie, respectively. Super Movie was formally established on September 23, 2011.

Capital Expenditures and Divestitures

See “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Capital Expenditures” for information concerning our principal capital expenditures for the previous three years and those currently in progress. We have not undertaken any significant divestitures.

B.	Business Overview

Overview

We are the leading provider of CA systems to the PRC’s digital television market. Our CA systems, which consist of smart cards, head-end software for television network operators and terminal-end software for set-top box manufacturers, enable digital television network operators in the PRC to control the distribution of content and value-added services to their subscribers and block unauthorized access to their networks. As of December 31, 2011, we had installed CA systems at 345 digital television network operators in 28 of the 32 provinces, autonomous regions and centrally administered municipalities in the PRC. We were the leading vendor of smart cards for CA systems in terms of smart cards shipped in the PRC in 2011, with a market share of approximately 56.8%, according to Researchdtv. We have also been installing CA systems outside the PRC since 2010. We derive a substantial majority of our revenues from sales of our smart cards, which accounted for 93.6% and 91.5% of our total revenues in 2010 and 2011, respectively. We expect that the sales of our smart cards will continue to constitute the majority of our revenues in the near future. In addition, we license our set-top box design to set-top box manufacturers and sell advanced digital television application software such as electronic program guides and subscriber management systems to digital television network operators. We are also developing and commercializing certain new solutions and products, including value-added digital television services, cloud computing technology based digital video delivery solutions and advanced digital television terminals.

PRC television network operators are in the process of migrating from analog to digital transmissions, and the PRC government has set a target of 2015 for cable television operators to complete their digital transition. We are a primary beneficiary of this transition because CA systems are an essential component of any pay-television platform. We sell our CA systems and digital television application software to PRC television network operators, including cable, mobile, satellite and terrestrial television network operators, enterprises that maintain private cable television networks within their facilities and media operators.

Our top five customers in terms of revenues in 2011 were Jiangsu Qingda, Heilongjiang Broadcasting TV Network Co., Ltd., Jiangxi Broadcasting TV Network Transmission Co., Ltd., China Cable Network Co., Ltd. and Hubei Digital TV Co., Ltd., which in aggregate contributed 25.9% of our total revenue in 2011.

We were founded in 2004 by Dr. Zengxiang Lu and Jianhua Zhu, who had worked together since 2001 at N-T Information Engineering, one of the PRC’s earliest CA systems vendors. We purchased N-T Information Engineering’s CA systems business in 2004 and continued to build upon the strong reputation that business had achieved. Our net revenues were US$54.7 million, US$87.1 million and US$99.1 million in 2009, 2010 and 2011, respectively. We sold 8.8 million, 16.2 million and 18.3 million smart cards in 2009, 2010 and 2011, respectively. Our net income was US$25.3 million, US$33.4 million and US$40.3 million in 2009, 2010 and 2011, respectively.

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

Our customers generally wait until after they have purchased, installed and tested our head-end CA systems software before placing purchase orders for smart cards. We may offer discounts for large smart card orders. We sold 8.8 million, 16.2 million and 18.3 million smart cards in 2009, 2010 and 2011, respectively.

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

As of December 31, 2011, our CA systems had been installed at 345 digital television network operators.

We generally install, customize, test and commission our CA systems over a period of months and train our customers’ staff to operate it. Our prices vary according to the size and complexity of each customer’s network, as well as market conditions. Generally, the contract price is payable in installments with the respective installments due on issuance of a preliminary acceptance, issuance of a final acceptance or within a certain period thereafter, or, in the case of a single acceptance, due prior, on and/or after the issuance of the acceptance.

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

Subscriber Management Systems. We produce subscriber management system, or SMS, software, which can be used by television network operators to reduce the cost and improve the efficiency of their subscriber management. Our SMS software is compatible with the CA systems of other vendors, and we sell it on a stand-alone basis as well as packaged with our CA systems. Our SMS software performs the following functions:

•	maintains and updates a database of subscriber information;

•	processes subscriber orders for new services;

•	maintains billing, payment and authorization records and sends e-mail bills and receipts to subscribers; and

•	processes subscriber requests to repair or replace defective or lost set-top boxes or smart cards.

As of December 31, 2011, our SMS software had been installed by 106 television network operators. Our prices vary according to the size and complexity of each customer’s network, as well as market conditions.

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

As of December 31, 2011, our electronic program guide had been installed by 190 television network operators. Our electronic program guide may be sold together with our CA systems, but it is also compatible with the CA systems of other vendors. When we sell our electronic program guides packaged with our CA systems, we provide the same maintenance terms as for the CA systems. Our prices vary according to the size and complexity of each customer’s network, as well as market conditions.

Set-top Box Products

We produce a design, or operating system, for set-top boxes and license it to set-top box manufacturers. Our design enables set-top box manufacturers to incorporate high-end features, such as high-definition capabilities, into their set-top boxes. We also provide our customers with computer chips for the set-top boxes that have been made to our specifications by third-party fabricators. The set-top box manufacturers generally sign a purchase order specifying the number of set-top boxes that they intend to manufacture using our design, and pay us a license fee and royalties based on such number. Our set-top box design does not include CA system terminal-end software. Manufacturers who use our set-top box design may separately purchase our or other vendors’ CA system terminal-end software. We are developing additional applications for our set-top box designs to support new value-added services and to allow the set-top boxes to operate as personal video recorders.

Technical Support and Services

We offer system integration services for television network operators who are digitalizing and installing our CA systems. As system integrators, we purchase additional hardware and software from third parties and integrate it with our CA systems software. If our customers install multiple CA systems from more than one vendor, we integrate these systems with our own so that all the hardware and software operate as a seamless whole.

As of December 31, 2011, we had a total of 49 technicians and engineers located in Beijing and two other cities available 24 hours a day to respond to customer requests for information and assistance. Our two regional service centers are strategically located in eastern (Hangzhou) and southern (Nanhai) China. Each service center maintains a 24-hour telephone hotline. Upon receiving a call for assistance, our technical support employees first attempt to identify and resolve the problem over the telephone or by accessing the software remotely, and then arrange a site visit if necessary. In addition, each customer is assigned a project manager who oversees the initial software installation and remains primarily responsible for ensuring that after-sale requests for assistance are handled promptly.

Sales and Marketing

As of December 31, 2011, we had 148 full-time sales personnel. We maintain regular contact with our customer base through contacts at industry forums and sales visits, and use these opportunities to educate them about digital television systems. We actively monitor which operators are moving towards digitalization, and when we learn that a particular operator is planning to launch a digital network, we target that operator for more frequent contact by our sales and technical personnel. We compensate our sales personnel by means of base salaries and performance bonuses.

We also cooperate informally with other providers of digital television software and hardware with whom we do not compete, such as set-top box manufacturers, to promote each other’s products to our respective customers, and thereby benefit from each other’s marketing efforts.

Jiangsu Qingda, a Nanjing-based company, is our exclusive distributor for CA systems and smart cards in Jiangsu Province in eastern China. Jiangsu Qingda also provides after-sales technical support and maintenance services for our customers in Jiangsu Province. We entered into a 13-year distribution contract with Jiangsu Qingda effective January 1, 2007. We account for revenues contributed by Jiangsu Qingda in the same way as revenues from our customers who are television network operators. Jiangsu Qingda was our largest contributor to revenues in 2009, 2010 and 2011. In addition to Jiangsu Qingda, we also engage fee-based sales agents to assist us in selling and maintaining our CA systems and smart cards in designated regions or to designated customers. Such sales agents also provide certain related services, including gathering market intelligence regarding potential customers and pricing information in the relevant market.

Customers

Our primary customers are cable television network operators. We sell our products and services to networks of all sizes. Our top five customers in 2011 were Jiangsu Qingda, Heilongjiang Broadcasting TV Network Co., Ltd., Jiangxi Broadcasting TV Network Transmission Co., Ltd., China Cable Network Co., Ltd. and Hubei Digital TV Co., Ltd., which contributed 9.1%, 6.8%, 5.7%, 2.3% and 2.0%, respectively, to our total revenues for the year.

We have also sold our CA systems to:

•	satellite and terrestrial television network operators, including the China Central Satellite Television Transmission Center;

•	a commercial satellite transmission platform, namely China Dbstar Co., Ltd.;

•

large enterprises that maintain private cable television networks within their facilities, including the Beijing Capital International Airport and Daqing Oilfield Company Limited, a wholly-owned subsidiary of PetroChina Company Limited;

•	media operators who use CA systems to encrypt their programs for distribution to television operators, including China DTV Media Inc., Ltd. and Huacheng Digital Movie & TV Co., Ltd.; and

•	a mobile television operator, namely China Broadcasting (Group) Co., Ltd. (formerly known as China Satellite Mobile Broadcasting Corporation or China Broadcasting Co., Ltd.).

We currently derive, and we expect to continue to derive, a significant portion of our revenues each period from a limited number of large customers, although the particular customers may vary from period to period. As digital cable television systems are at the developing stage in the PRC, the largest shipments of smart cards are to operators who are launching new digital transmission systems and need to purchase in bulk for their established networks. For example, Jiangsu Qingda was our only customer that contributed more than 10% of our total revenues in 2009 and 2010, representing 12.8% and 14.2% of our revenues in the relevant periods, respectively. We may face certain risks from this concentration of revenues. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—We depend, and expect to continue to depend, on a limited number of customers for a significant portion of our revenues in any single period. If one customer defers or cancels its orders or chooses our competitors’ products or services, our revenues and net income could decline significantly.”

As most cable television network operators in the PRC are state-owned, they are required to follow a public bidding process for major purchases. As a result, the majority of our CA systems sales are made pursuant to a formal bid process. In such cases, the network operator generally submits its CA systems requirements to a state-owned bidding company, which posts a request for bids at its Internet site and specifies the necessary financial and technical qualifications of bidders. We are generally required to accompany our bid with a cash deposit, which generally is from US$300 to US$143,000 and which is refundable in full if we fail to win the sales contract. If we succeed in winning the contract, some network operators require that we leave our deposit in their account until we have installed and tested our software and the network operator has signed a certificate of acceptance. The time from when a request for bids is posted until a winner is selected is usually one to two months.

Our customers also include set-top box manufacturers, to whom we license terminal-end software for our CA systems and set-top box designs. More than 140 set-top box manufacturers in the PRC, including Changhong Electric Co., Huawei Technologies, Panasonic AVC Networks, Skyworth, TCL Technology, Intel Corporation and Hisense, have installed our terminal-end software in their set-top boxes.

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

Our main international competitors in the CA systems business are Irdeto Access B.V., Conax Company, Kudelski SA and NDS Group. These companies have longer operating histories and substantially greater financial, technical and other resources than we do, which may enable them to respond more quickly than we could to technological or commercial changes in our industry. In addition, several of these companies entered the PRC market before us, but have to date been less successful in capturing market share. Historically, these companies have generally focused on sales to the television network operators in the PRC’s largest cities. To the extent that our international competitors may begin targeting small- and mid-size television network operators, we believe that we can continue to compete successfully because of our local knowledge and relationships and our more extensive customer support and service network.

Our main domestic competitors are Sumavision Technologies Co., Ltd., DVN Holdings Ltd. and Beijing Compunicate Technologies Inc., all of which are non-state-owned companies operating mainly in the PRC. They may offer their CA systems at a lower price or with a longer credit term than we do. However, we believe that we have more advanced technology than they do, and that our strong technology and leading market position will enable us to continue to compete successfully against these companies.

According to Researchdtv, we were the leader in the PRC CA systems market in 2011. According to Researchdtv, in 2011, we had an approximately 56.8% market share based on the number of smart cards shipped, followed by Sumavision Technologies Co., Ltd. with approximately 15.0% market share, DVN Holdings Ltd. with approximately 11.1% market share and Irdeto Access B.V. with approximately 8.0% market share, Conax Company with approximately 2.7%, Kudelski SA with approximately 1.8%, NDS Group with approximately 1.2% market share, Beijing Compunicate Technologies Inc. with approximately 1.0% market share and others accounting for the remaining 2.4%. For more information about risks relating to our competitors, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—We face intense competition, which could reduce our market share and harm our financial performance.”

Research and Development

Our success to date has in large part resulted from our strong research and development capabilities. As of December 31, 2011, our research and development team consisted of 334 employees, compared to 308 as of December 31, 2010 and 272 as of December 31, 2009. Our research and development expenses increased from US$8.8 million in 2009 to US$10.4 million in 2010 and US$13.1 million in 2011.

Our business and the market in which we operate are characterized by rapid technological change, evolving industry standards and frequent product enhancements. As digital broadcasting becomes more popular in the PRC, television network operators are likely to seek more sophisticated CA technology that offers them greater reliability, flexibility and functionality in delivering protected content or value-added services to viewers. As methods of distributing information and entertainment evolve, CA technology also needs to evolve to provide content protection for distribution platforms other than television. Our continued success will depend, in part, on our ability to develop and market products and services that respond to technological changes and evolving market demand or industry standards in a timely and cost-effective manner.

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

Our research and development personnel are actively seeking ways to improve the security and reliability of our CA systems, as well as to prevent content theft at other stages of the television network operators’ chain of transmission. Other focuses of our research include: (1) adapting our CA systems for use on new television platforms, such as satellite television, mobile television, IPTV and Internet TV; (2) enhancing our CA systems to support applications such as video-on-demand, near video-on-demand, push video-on-demand and personal video recorders; (3) developing new value-added services that will enhance operator revenues; (4) developing a new line of products and technologies, including high-definition and hybrid set-up box solutions and digital rights management products that allow content providers to control the way their content is distributed and reproduced, such as advanced digital television terminals; (5) applying cloud computing to television applications; and (6) developing our CA systems for use outside of the PRC.

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

As of December 31, 2011, we had a total of 49 patents issued and 59 pending patent applications in the PRC. Our issued patents and pending patent applications relate primarily to digital transmission technologies, encryption and decryption technologies, technologies relating to the production of set-top boxes and smart cards and technologies relating to value-added services. We have also completed copyright registration of 77 software programs for digital television in the PRC.

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

As of December 31, 2011, we owned 45 trademarks — 32 of them are registered trademarks and 13 of them are in the process of being registered. We have 30 registered domain names, six of which were registered with the Ministry of Industry and Information Technology, or MIIT, including novel-supertv.com and chinadtv.cn.

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

Employees

We had 504, 550 and 627 full-time employees as of December 31, 2009, 2010 and 2011, respectively. We have no part-time employees. Substantially all of our employees are located in the PRC. The table below shows the number of employees categorized by business area and as a percentage of our workforce as of December 31, 2009, 2010 and 2011:

	As of December 31, 2009		As of December 31, 2010		As of December 31, 2011
	Number	%	Number	%	Number	%
Research and development	272	54.0%	308	56.0%	334	53.3%
Technical service	55	10.9	44	8.0	49	7.8
Sales and marketing	88	17.5	96	17.5	148	23.6
General and administration	60	11.9	71	12.9	68	10.8
Smart card production	29	5.7	31	5.6	28	4.5

Total	504	100.0%	550	100.0%	627	100.0%

As required by applicable PRC regulations, we participate in various employee benefit plans that are organized by municipal and provincial governments, including housing, pension, medical and unemployment benefit plans. We are required under PRC law to make contributions to the employee benefit plans at specified percentages of the salaries, bonuses and certain allowances of our employees, up to a maximum amount specified by the local government from time to time. Members of the retirement plan are entitled to a pension equal to a fixed proportion of the salary prevailing at the member’s retirement date. The total contributions made to employee benefit plans in 2009, 2010 and 2011 were approximately US$2.1 million, US$2.8 million and US$3.4 million, respectively.

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

Regulation

We operate substantially all of our business in the PRC and various aspects of our business activities are subject to the laws, rules and regulations of the PRC, including laws, rules and regulations relating to the encryption industry, the cable television industry and the software industry. These laws, rules and regulations require us to obtain certain licenses and certificates for our encryption products. In addition, certain laws, rules and regulations of the PRC also affect the rights of our shareholders to receive dividends and other distributions from us. This section summarizes the principal regulations relevant to our lines of business.

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

A company generally is only allowed to produce and/or sell encryption products that have adopted the algorithms designated by the Encryption Bureau and such products shall also be certified by Encryption Bureau. The Encryption Bureau did not initially designate algorithms for CA systems until April 2007, and a final and official designation still remains pending. As a result, like many other vendors of CA systems in the PRC, N-S Digital TV has been making and selling CA systems using algorithms other than those initially designated by the Encryption Bureau. Based on its consultation with the Encryption Bureau, King & Wood Mallesons, our PRC counsel, advised us that it has no reason to believe, given that N-S Digital TV commenced its CA systems business when the initially designated algorithms were not yet available, that the Encryption Bureau would impose any sanctions against N-S Digital TV for not using initially designated algorithms in the past. King & Wood Mallesons further advised us that since the Encryption Bureau did not initially designate any algorithms for CA systems until April 2007 with a final and official designation pending and the CA systems using algorithms other than those initially designated by the Encryption Bureau have been widely used and accepted in the market, the Encryption Bureau has allowed vendors of CA systems a transition period, of a duration yet to be determined at the sole discretion of the Encryption Bureau, during which such vendors, including N-S Digital TV, may continue to produce and sell CA systems without using government-designated algorithms. The Encryption Bureau may require vendors of CA systems to adopt the algorithms to be finally and officially designated by the authority at the expiration of such transition period.

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

In the opinion of King & Wood Mallesons, our PRC counsel, the business of N-S Digital TV does not require a license for research and development. N-S Digital TV has engaged in the production and sale of encryption products since its establishment in May 2004, but it did not obtain the license for the production of encryption products until June 2006, which was renewed in May 2009, and the license for the sale of encryption products until September 2008, which was renewed in September 2011. For risk relating to the potential legal penalties against N-S Digital TV for its operation prior to its obtaining the production and sales licenses, see “Item 3. Key Information—D. Risk Factors—Risk Relating to Our Business and Industry—N-S Digital TV may be deemed not to be in full compliance with certain legal regulatory requirements relating to the production and sale of encryption products, and the relevant PRC government authorities could require N-S Digital TV to cease such activities and impose administrative penalties including fines, which could have a material adverse effect on our business, financial conditions and results of operations.”

Furthermore, the Provisions on the Administration of the Use of Commercial Encryption Products, which became effective in May 2007, allow users to use only encryption products that are certified by the encryption authority and purchased from vendors who hold an encryption product sales license. Our CA systems that we currently produce and sell have not been certified by the Encryption Bureau because we have not adopted the government-designated algorithms for those CA systems. King & Wood Mallesons, our PRC counsel, has advised us that because the Encryption Bureau has allowed a transition period, of a duration yet to be determined at the sole discretion of the Encryption Bureau, for us to adopt the algorithms to be finally and officially designated by the authority, it is unlikely that the Encryption Bureau will enforce the above-mentioned regulatory requirements with respect to the use or purchase of our CA systems during that transition period. See also “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—Enforcement of recent PRC regulatory requirements regarding the use of encryption products may prevent prospective customers from purchasing our CA systems and our business revenues and net income could be materially reduced as a result.”

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

Cable television network operators are subject to the laws, rules and regulations promulgated from time to time by the State Council, the SARFT and other ministries and government departments. These regulations include the Administrative Regulations for Television Broadcasting promulgated by the State Council in 1997, the Interim Measures regarding the Management of Cable TV promulgated by a predecessor government agency of the SARFT in 1990 and amended in January 2011, and the Measures Concerning Network Access Certification of Broadcasting and Television Equipment, which became effective on August 1, 2004. Under these laws, rules and regulations:

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

According to a policy introduced by the SARFT in 2003 and the Policies to Encourage the Development of Digital TV Industry jointly promulgated by SARFT and other government authorities in January 2008, any cable network operator that uses a non-PRC CA system should use such non-PRC CA system together with a PRC CA system when transmitting broadcasting signals. To satisfy this requirement, a cable network operator that uses a non-PRC CA system must install a parallel PRC CA system. Under these policies, vendors of non-PRC CA systems may sell only to cable network operators that have already installed a PRC CA system or who are willing to purchase a parallel PRC CA system. This may result in a competitive disadvantage for vendors of non-PRC CA systems relative to vendors of PRC CA systems. Such policies do not expressly indicate whether the CA systems produced by a foreign-invested company incorporated in the PRC, such as our subsidiary, Super TV, fall into the category of non-PRC CA systems. In light of this ambiguity, we have established N-S Digital TV, which is wholly owned by PRC citizens, to produce and sell our CA systems. We do not have any equity interest in N-S Digital TV and instead enjoy the economic benefits of, and have substantive control over, N-S Digital TV through contractual arrangements with N-S Digital TV and its shareholders as described in “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions.” There are substantial uncertainties regarding the interpretation and application of the above- described PRC government policies and relevant PRC laws, rules and regulations. Accordingly, the PRC government may determine that N-S Digital TV is a vendor of non-PRC CA systems by virtue of our contractual arrangements with N-S Digital TV and its shareholders. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Corporate Structure—If the PRC government determines that N-S Digital TV is a vendor of non-PRC CA systems by virtue of the agreements that establish the structure for operating our business, we could face difficulty selling our CA systems in the PRC.”

Software Products Registration

On March 1, 2009, the former Ministry of Information Industry (now the Ministry of Industry and Information Technology) issued the Measures Concerning Software Products Administration, or Software Measures, which became effective on April 10, 2009, to regulate software products and promote the development of the software industry in the PRC.

In order to manufacture software products, a software producer must possess the copyright of such software or have obtained a license from legitimate copyright owner or licensor in connection with such software. Software producers must censor the content of their software products. Software developers or producers are allowed to sell or license their registered software products independently or through agents. Software products developed in the PRC may be registered with the local provincial government authorities in charge of the information industry and filed with the MIIT. If no objection is raised within seven business days from the date of the public announcement made by the MIIT after its receipt of the filing, the software products shall be granted registration certificates. Each registration certificate is valid for five years and may be renewed upon expiration. Registered software products may be qualified for certain tax and other preferential treatments under the industrial policies. The MIIT and other relevant departments may carry out supervision and inspection over the development, production, operation and importing and exporting of software products in the PRC. As of December 31, 2011, we had 40 registered software products.

Tax

See “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Taxes and Incentives—PRC.”

Foreign Currency Exchange

Foreign currency exchange in the PRC is primarily governed by the following regulations:

•	Foreign Exchange Administration Rules (1996), as amended in 2008; and

•	Regulations of Settlement, Sale and Payment of Foreign Exchange (1996).

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

Stock Incentive Plans

On December 25, 2006, the People’s Bank of China issued the Administrative Measures on Individual Foreign Exchange Control, and on January 5, 2007, the SAFE issued the Implementation Rules of the Administrative Measures on Individual Foreign Exchange Control, both of which became effective on February 1, 2007. Under these regulations, all foreign exchange matters involved in employee share ownership plans, share option plans and other equity incentive plans participated by PRC individuals are to be transacted upon the approval from the SAFE or its authorized branches.

On February 15, 2012, the SAFE promulgated SAFE Notice 7, which superseded SAFE Notice 78. Under SAFE Notice 7, Domestic Individuals who are granted stock options or any other stock-related rights and benefits under a stock incentive plan by an overseas-listed company are required, through a Domestic Agent, to register with the SAFE or its authorized local counterparts and complete certain other procedures. The Domestic Agent is required to submit information relating to a stock incentive plan with the authorized local counterparts of the SAFE within three business days of each quarter and complete foreign exchange cancellation procedures within 20 business days after the termination of a stock incentive plan.

Dividend Distribution

The principal regulations governing distribution of dividends paid by wholly foreign-owned enterprises include:

•	Wholly Foreign-Owned Enterprise Law (1986), as amended in 2000; and

•	Wholly Foreign-Owned Enterprise Law Implementation Rules (1990), as amended in 2001.

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

Notice 19, which was issued by the SAFE on May 20, 2011, provides further requirements regarding foreign exchange registration under SAFE Notice 75. Under Notice 19, PRC residents are required to update their previous registration with the authorized branches of the SAFE to reflect any material change in the offshore entity. Moreover, Notice 19 provides that an offshore entity that has failed to comply with SAFE Notice 75 may register with the authorized branches of the SAFE after receiving administrative penalties imposed by the relevant branches of the SAFE.

Regulation of Overseas Listings

On August 8, 2006, six PRC regulatory agencies, including the MOFCOM, the State Administration of State-owned Assets Supervision and Administration Commission, the SAT, the State Administration for Industry and Commerce, the CSRC and the SAFE, jointly adopted the M&A Rules, which became effective on September 8, 2006. The M&A Rules, among other things, include provisions that purport to require that an offshore special purpose vehicle formed for the purpose of an overseas listing of securities in a PRC company and controlled directly or indirectly by PRC companies or individuals obtain the approval of the CSRC prior to the listing and trading of such special purpose vehicle’s securities on an overseas stock exchange.

On September 21, 2006, the CSRC published on its official website procedures regarding its approval of overseas listings by special purpose vehicles. The CSRC approval procedures require the filing of an application and supporting documents with the CSRC and it would take several months to complete the approval process.

We completed the initial listing and trading of our ADSs on the NYSE on October 11, 2007. We did not seek CSRC approval in connection with our initial public offering. Our PRC counsel, King & Wood Mallesons, advised us that, based on their understanding of the current PRC laws, regulations and rules and the procedures announced on September 21, 2006, because we completed our restructuring before September 8, 2006, the effective date of the M&A Rules, we were not required by the M&A Rules to apply to the CSRC for approval of the listing and trading of our ADSs on a U.S. stock exchange, unless we were clearly required to do so by any rules promulgated in the future. See “Item 3. Key Information—D. Risk Factors—Risks Relating to the People’s Republic of China—The approval of the CSRC, might be required in connection with our initial public offering under certain PRC regulation; failure to obtain this approval, if required, could have a material adverse effect on our business, financial conditions, results of operations and reputation as well as the trading price of our ADSs.”

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

The following diagram illustrates our corporate structure as of the date of this annual report:

(1)	Wenjun Wang, Tianxing Wang, Shizhou Shen and Lei Zhang are our employees.
(2)	Two of our directors, Dr. Zengxiang Lu and Jianhua Zhu, are also directors of N-S Digital TV.

        N-T Information Engineering was established by Tsinghua Enterprise Group, a company affiliated with Tsinghua University, and Hong Kong-based Tsinghua Novel Hi-Tech Investment Holding Ltd. in July 1998, and initially focused on developing, producing and selling digital data broadcasting equipment for cable television operators. In December 2002, N-T Information Engineering completed its acquisition of the CA systems-related assets of Tsinghua Tongfang. In March 2004, CDTV BVI was incorporated as a holding company in the BVI. Following the establishment of CDTV BVI, we restructured our operations in connection with an investment by SAIF. As part of this restructuring, we established Super TV, a wholly owned subsidiary of CDTV BVI, on May 31, 2004. On the same day, N-T Information Engineering and Li Yang, a PRC citizen employed by SAIF, established N-S Digital TV. In June 2004, N-S Digital TV acquired from N-T Information Engineering its smart card and CA systems business and, in August 2006, N-S Digital TV acquired from N-T Information Engineering its set-top box design business. In April 2007, a new holding company, CDTV Holding, was established in the Cayman Islands. In May 2007, CDTV BVI executed a 40-for-1 share split of its ordinary shares and Series A preferred shares. Following this share split, the shareholders of CDTV BVI exchanged all of their shares of CDTV BVI for shares of CDTV Holding in proportion to their percentage interest in CDTV BVI. As a result, CDTV BVI became a wholly owned subsidiary of CDTV Holding. In August 2007, with our consent, Ms. Yang transferred her entire equity interest in N-S Digital TV to Wei Gao, a PRC citizen employed by an affiliated company of SAIF. Wei Gao further transferred her entire equity interest in N-S Digital TV to Junming Wu in June 2008, and N-T Information Engineering transferred its entire equity interest in N-S Digital TV to Shizhou Shen and Lei Zhang in November 2008. In July 2011, Junming Wu transferred his equity interest in N-S Digital TV to Tianxing Wang. In addition, in July 2011, Tianxing Wang, Lei Zhang and Wenjun Wang each contributed cash to increase the registered capital of N-S Digital TV to RMB150 million using the loan proceeds from Super TV. As a result of these transactions, Tianxing Wang, Lei Zhang, Shizhou Shen and Wenjun Wang in aggregate own all of the equity interest of N-S Digital TV.

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

In December 2007, Super TV established a wholly owned subsidiary, N-S Media Investment, in the PRC to partner with the PRC’s cable television operators and content providers to offer value-added services to television viewers. In light of the applicable PRC regulatory restrictions on foreign investment in advertising business, which some of the value-added television services to be offered by N-S Media Investment and its subsidiaries could be categorized as, Super TV transferred all of its equity interests in N-S Media Investment to N-S Digital TV in October 2008. In February 2008, CDTV BVI established a wholly-owned subsidiary, CSM Holdings, in Hong Kong. In addition, in June 2008, N-S Digital TV established a joint venture, Dongguan SuperTV, with other investors to provide value-added services to television viewers in Dongguan, Guangdong Province. In September 2008, N-S Digital TV exercised an option to purchase an additional 10% equity interest in the joint venture from Mr. Lai. In July 2009, N-S Digital TV sold its 20% equity interest in Dongguan SuperTV to a new investor, Guangdong Jiacai. In August 2010, N-S Digital TV entered into an equity transfer agreement with Guangdong Jiacai to purchase 20% equity interest in Dongguan SuperTV from Guangdong Jiacai. After those transactions, the equity interest of Dongguan SuperTV held by N-S Digital TV increased to 60% and N-S Digital TV became entitled to 70% of shareholders’ voting rights in Dongguan SuperTV. In December 2011, N-S Digital TV sold all of its equity interest in Dongguan SuperTV to a third party. In October 2008, N-S Media Investment established a wholly owned subsidiary, Guangdong SuperTV, to provide value-added services to television viewers in Guangdong Province. In August 2010, all of the equity interest in Guangdong SuperTV was transferred to Guangzhou Rujia.

In April 2010, we established N-S Digital Technology, a wholly-owned subsidiary of Golden Benefit, in the PRC. In March 2011, N-S Digital Technology was dissolved. In July 2010, we established N-S Investment Holdings, a wholly-owned subsidiary of Super TV, in the PRC. In addition, in January 2011, we established Cyber Cloud, a subsidiary in which Super TV holds a 90% equity interest, in the PRC. In May 2011, we established Joysee, a subsidiary in the PRC in which Super TV and N-S Digital TV hold 46.9% and 17.9% equity interest, respectively. In September 2011, we established Super Movie, a subsidiary in the PRC in which Super TV holds a 90% equity interest.

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

•

without Super TV’s prior written consent, the shareholders of N-S Digital TV may not: (1) transfer or pledge their equity interests in N-S Digital TV; (2) cause N-S Digital TV to issue new shares; (3) receive any dividends, loan interest or other benefits from N-S Digital TV; or (4) make any material adjustment or change to N-S Digital TV’s business or operations;

•

N-S Digital TV and its shareholders agreed to: (1) accept the policies and guidelines furnished by Super TV with respect to the hiring and dismissal of employees, the operational management and financial system of N-S Digital TV; (2) appoint the candidates recommended by Super TV as directors of N-S Digital TV and appoint the senior management personnel of Super TV as the general manager, chief financial officer and other senior officers of N-S Digital TV based on Super TV’s recommendations; (3) replace or remove a director or senior management personnel of N-S Digital TV upon Super TV’s request; and (4) seek a guarantee from Super TV first when any guarantee is required to secure performance by N-S Digital TV of any contract or working capital loans borrowed by N-S Digital TV;

•

each shareholder of N-S Digital TV has obtained loans from Super TV to fund its contribution to N-S Digital TV’s registered capital and has agreed to: (1) not repay the loan prior to the termination date of the relevant loan agreement, unless so requested by Super TV; and (2) only repay the loan by (i) transferring all his equity interests in N-S Digital TV to Super TV or any third party designated by Super TV and (ii) paying Super TV with the entire proceeds obtained by himself from such transfer;

•	each shareholder of N-S Digital TV has appointed Super TV or one of its directors as their attorneys-in-fact to exercise all its voting rights as shareholders of N-S Digital TV;

•

each shareholder of N-S Digital TV has pledged all of its respective equity interests in N-S Digital TV to Super TV to secure the performance of its and N-S Digital TV’s obligations under certain contractual arrangements between N-S Digital TV and/or its shareholders and Super TV; and

•

N-S Digital TV and its shareholders agreed to: (1) not terminate these agreements prior to their respective termination dates; and (2) renew these agreements upon Super TV’s written notice for a term to be determined by Super TV prior to their respective termination date.

For a more detailed description of these contractual agreements, see “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Super TV and N-S Digital TV Arrangements” and “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Shareholder Rights and Corporate Governance.”

D.	Property, Plants and Equipment

We currently maintain our headquarters and substantially all of our operations at Jingmeng High-Tech Building B, 4th Floor, No. 5 Shangdi East Road, Haidian District, Beijing 100085, PRC, where we lease 8,821 square meters of office space pursuant to five short-term lease agreements with the same landlord for separate portions of the total space. The five lease agreements are: (1) a lease agreement of N-S Digital TV with respect to an aggregate area of 2,364 square meters for its operational use; (2) a lease agreement of Super TV with respect to an aggregate area of 4,334 square meters for its operational use and an aggregate area of 180 square meters for storage; (3) a lease agreement of Cyber Cloud with respect to an area of 1,130 square meters for its operational use; (4) a lease agreement of Joysee with respect to an aggregate area of 520 square meters for its operational use; and (5) a lease agreement of Super Movie with respect to an aggregate area of 293 square meters for its operational use. All the lease agreements expired in April 2012. We intend to continue leasing the forgoing space and are currently in the process of finalizing the relevant leasing arrangements with the landlord.

In addition, we lease office space for service and support centers in Hangzhou and Nanhai. We routinely review our needs for office space in light of the development of our operations. We believe that the office space that we currently lease is sufficient for our current and immediately foreseeable needs. We may lease additional space if needed in the future.

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

PRC television network operators are in the process of migrating from analog to digital transmissions, and the PRC government has set a target of 2015 for cable operators nationwide to complete the digital transition. As of December 31, 2011, we had installed CA systems at 345 digital television network operators in 28 of the 32 provinces, autonomous regions and centrally administered municipalities in the PRC. We have also been installing CA systems outside the PRC since 2010. We derive a substantial majority of our revenues from sales of our smart cards, which accounted for 89.0%, 93.6% and 91.5% of our total revenues in 2009, 2010 and 2011, respectively. We expect that sales of our smart cards will continue to constitute the majority of our revenues in the near future. We sold 8.8 million, 16.2 million and 18.3 million smart cards in 2009, 2010 and 2011, respectively, and our net revenues were US$54.7 million, US$87.1 million, US$99.1 million in 2009, 2010 and 2011, respectively. Our net income was US$25.3 million, US$33.4 million and US$40.3 million in 2009, 2010 and 2011, respectively.

Among the most significant factors affecting our business, financial condition and results of operations are:

•

Progress of continued digitalization and growth of digital television network operators’ subscriber base in the PRC. Our continued success depends on the pace at which PRC television network operators continue to switch from analog to digital transmission as well as further growth in our customers’ subscriber base. If the PRC government postpones its target date for digitalization, or our customers fail to roll out analog-to-digital conversion or attract subscribers to digital television, we may be unable to sustain or grow our revenues.

•

Pricing. The business in which we operate is subject to intense competition, particularly with respect to pricing of our products and services. Our customers generally expect to receive volume-based discounts from us, and we may be required to reduce prices for large purchases or if competition intensifies.

•

Purchasing patterns of our customers. Our customers generally purchase smart cards from us based on the number of digital television subscribers they expect to add in the immediate near term, resulting in significant fluctuations in our revenues from period to period due to the uncertainty of both the timing and the amount of such customer orders.

•

Ability to respond effectively to technological and commercial changes. Our business and the market in which we operate are characterized by rapid commercial and technological change, evolving industry standards and frequent product enhancements. Our continued success will depend, in part, on our ability to continue developing and marketing products and services that respond to technological changes and evolving market demand or industry standards in a timely and cost-effective manner.

•

Cost structure. Our profitability also depends on the cost structure of our operations, including, among other things, the costs of computer chips sourced from third-party suppliers and personnel costs.

In addition to the factors discussed above, our reported results are also affected by the fluctuations in the value of the Renminbi against the U.S. dollar, as our reporting currency is the U.S. dollar while the functional currency of our subsidiaries and variable interest entities in China, which operate substantially all of our business, is the Renminbi. In 2009, 2010 and 2011, the Renminbi appreciated against the U.S. dollar by approximately 0.01%, 3.3% and 4.6%, respectively. The appreciation of the Renminbi against the U.S. dollar contributed to the increase in our net income reported in U.S. dollar terms in 2009, 2010 and 2011, respectively. For additional information relating to the fluctuations in the value of the Renminbi against the U.S. dollar, see “Item 3. Key Information—A. Selected Financial Data—Exchange Rate Information,” “Item 3. Key Information—D. Risk Factors—Risks Relating to the People’s Republic of China—Fluctuations in exchange rates could result in foreign currency exchange losses.” and “Item 11. Quantitative and Qualitative Disclosures About Market Risks—Foreign Currency Risk.”

Our business is managed as a single operating segment. Our management reviews our consolidated results of operations prepared in accordance with U.S. GAAP when making decisions about allocating our resources and assessing our performance.

Revenues

We derive revenues primarily from the following two sources:

•

Products. We currently derive a substantial majority of our revenues from sales of smart cards and other products to digital television network operators. Smart cards are an essential part of our CA systems. Our customers purchase our smart cards for distribution to and use by their subscribers in their set-top boxes. Revenues from the sales of our smart cards account for substantially all of our revenues from the sales of our products. In addition, we also sell small quantities of other products, such as integrated chips and surface mounted device chips. We expect that the sales of our smart cards will continue to constitute the majority of our revenues in the near future.

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

Revenues from the sales of our products and services accounted for 94.7% and 5.3%, respectively, of our total revenues in 2011 compared to 94.0% and 6.0%, respectively, of our total revenues in 2010. Our revenues also include certain refunds of value-added taxes from PRC tax authorities that we previously paid with respect to some of our software products. See “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Taxes and Incentives” below for more information.

Our net revenues represent total revenues less PRC business tax and related surcharges and cultural construction fees relating to advertising services. See “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Taxes and Incentives—PRC—Business Tax” below for more information.

Cost of Revenues

Cost of revenues primarily includes: costs of raw materials, such as computer chips manufactured by third-party suppliers and used in our smart cards and other products; personnel costs directly relating to provision of our services; warranty costs relating to our smart card sales; depreciation and amortization costs; share-based compensation allocated to the production and processing of our smart cards and other products; fees paid to our sales agents; and other miscellaneous costs. These costs are allocated to our two types of revenue-generating activities as their respective costs of revenues. Cost of revenues related to the sales of our products and to the sales of our services accounted for 84.2% and 15.8%, respectively, of our total cost of revenues in 2011 compared to 83.3% and 16.7%, respectively, of our total cost of revenues in 2010. As a percentage of our net revenues, cost of revenues decreased from 20.9% in 2010 to 19.3% in 2011.

Gross Profit and Gross Margin

Gross profit is equal to net revenues less cost of revenues. Gross margin is equal to gross profit divided by net revenues. Our gross margin was 75.5%, 79.1% and 80.7% in 2009, 2010 and 2011, respectively. The increase in our gross margin since 2009 was primarily attributable to changes in product mix, reflecting an improvement in our higher margin businesses, principally from sales of smart cards, as well as decreases in the unit cost of smart cards.

The average unit cost of our smart cards in U.S. dollar terms decreased by approximately 15.2% from 2009 to 2010 and further decreased by approximately 10.0% from 2010 to 2011, principally as a result of the continuing decline in chip and production costs.

Operating Expenses

Our operating expenses consist of research and development expenses, selling and marketing expenses and general and administrative expenses. Each of these components of our operating expenses includes a portion of our total share-based compensation expenses, which are generally allocated according to the functions of those individuals who received share-based awards.

Research and Development Expenses. Research and development expenses consist primarily of costs associated with the design, development and testing of our products and technologies. Among other things, these costs include compensation and benefits for our research and development staff, rental for our office premises used for research and development activities, depreciation expenses related to equipment used in research and development activities, expenditures for purchases of supplies and other relevant costs. Compensation and benefits for our research and development staff accounted for the majority of our research and development expenses. Research and development expenses as a percentage of our net revenues were 12.0% and 13.3% in 2010 and 2011, respectively.

Selling and Marketing Expenses. Selling and marketing expenses consist primarily of compensation and benefits for our sales and marketing staff, expenses for promotional, advertising, travel and entertainment activities, marketing-related consulting fees, expenditures for purchases of supplies and amortization of intangible assets. Selling and marketing expenses as a percentage of our net revenues were 9.8% and 12.5% in 2010 and 2011, respectively.

General and Administrative Expenses. General and administrative expenses consist primarily of compensation and benefits for our general management, finance and administrative staff, professional advisory fees, depreciation and amortization with respect to equipment used for general corporate purposes, rental costs for our office premises used by general management, finance and administrative staff, and other expenses incurred in connection with general corporate purposes. General and administrative expenses as a percentage of our net revenues were 7.3% and 9.8% in 2010 and 2011, respectively.

Share-Based Compensation Expenses. We account for share-based compensation expenses based on the fair value of share option grants at the date of grant.

We adopted our 2005, 2008 and 2010 Stock Incentive Plans in February 2005, September 2007 and November 2010, respectively, and options to purchase 4,377,563 ordinary shares had been granted and were outstanding under the plans as of December 31, 2011. In May 2011, we granted options to purchase 1,600,000 ordinary shares to 80 of our employees, including options to purchase 1,000,000 ordinary shares to Zengxiang Lu, our director. In September 2011, we granted options to purchase 700,000 ordinary shares to 15 of our employees, including options to purchase 190,000, 165,000 and 165,000 ordinary shares to Dong Li, our president and chief marketing officer, Huiqing Chen, our chief administrative officer, and Zhenwen Liang, our chief financial officer, respectively. In November 2011, we granted options to purchase 300,000 ordinary shares to 35 of our employees, including options to purchase 10,000 ordinary shares to Jian Han, our chief technology officer. We incurred share-based compensation expenses of US$1.7 million, US$1.5 million and US$5.6 million in 2009, 2010 and 2011, respectively. For additional information regarding our share-based compensation expenses, see Note 21 to our consolidated financial statements included elsewhere in this annual report.

The table below shows the allocation of share-based compensation charges to cost of revenues and our operating expense line items for the periods indicated:

Share-Based Compensation Related to:

	For the years ended December 31,
	2009		2010		2011
	(In thousands)
Cost of revenues	US$	30	US$	10	US$	52
Research and development expenses		713		393		1,025
Selling and marketing expenses		447		384		633
General and administrative expenses		472		691		3,852

Total	US$	1,662	US$	1,478	US$	5,562

Income from Operations

Income from operations represents gross profit less operating expenses.

Non-operating Income/(Expenses)

Non-operating income/(expenses) includes interest income/(expense), gain from foreign currency forward contracts, impairment loss of cost method investment and other income or expenses, each as presented in our consolidated statements of operations. Our interest income was US$6.1 million, US$5.3 million and US$6.8 million in 2009, 2010 and 2011, respectively. We had interest expense of US$1.5 million and a gain from foreign currency forward contracts, which were entered into in April and May 2011, of US$0.4 million in 2011. Our impairment loss of cost method investment was US$5.0 million in 2010 and nil in 2011.

Corporate Structure

We are a Cayman Islands holding company and conduct substantially all of our business through Super TV, our indirectly wholly owned subsidiary in the PRC. In May 2004, we established N-S Digital TV, a PRC company that is wholly owned by PRC citizens, to carry out our CA systems business in the PRC. We do not directly or indirectly have any equity interest in N-S Digital TV, but Super TV has entered into a series of contractual arrangements with N-S Digital TV and its shareholders. As a result of these contractual arrangements, we have the power to effectively control N-S Digital TV and its subsidiaries as well as the ability to receive substantially all the economic benefits of these entities. As a result, we are considered the primary beneficiary of N-S Digital TV and we consolidate N-S Digital TV’s results of operations in our financial statements. For a description of these contractual agreements, see “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Super TV and N-S Digital TV Arrangements” and “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Shareholder Rights and Corporate Governance.”

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

Goodwill. Goodwill is not amortized but tested for impairment on an annual basis and between annual tests in certain circumstances. Goodwill impairment is tested using a two-step approach. The first step compares the fair value of a reporting unit to its carrying amount, including goodwill. If the fair value of the reporting unit is greater than its carrying amount, goodwill is not considered impaired and the second step is not required. If the fair value of the reporting unit is less than its carrying amount, the second step of the impairment test measures the amount of the impairment loss, if any, by comparing the implied fair value of goodwill to its carrying amount. If the carrying amount of goodwill exceeds its implied fair value, an impairment loss is recognized equal to that excess. The implied fair value of goodwill is calculated in the same manner that goodwill is calculated in a business combination, whereby the fair value of the reporting unit is allocated to all of the assets and liabilities of that unit, with the excess purchase price over the amounts assigned to assets and liability representing the implied fair value of goodwill. Estimating fair value is performed by utilizing various valuation techniques, with the primary technique being a discounted cash flow. We have one reporting unit and have determined to perform the annual impairment test on December 31 of each year. As of December 31, 2011, there was no impairment of goodwill as the fair value of the reporting unit was in excess of its carrying amount.

Impairment of Long-Lived Asset. We review our long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable. When these events occur, we measure impairment by comparing the carrying value of the long-lived assets to the estimated undiscounted future cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flows is less than the carrying amount of the assets, we would recognize an impairment loss based on the fair value of the assets. Impairment loss in 2009, 2010 and 2011 was US$271,000, US$20,000 and nil, respectively.

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

We separate the amount of the OTTI for investments in debt securities into the amount that is credit related, which is referred to as the credit loss component, and the amount that is due to all other factors. The credit loss component is recognized in earnings, which represents the difference between a security’s amortized cost basis and the discounted present value of expected future cash flows. The amount due to other factors is recognized in other comprehensive income if the entity neither intends to sell nor will more likely than not be required to sell the security before recovery. The difference between the amortized cost basis and the cash flows expected to be collected is accreted as interest income.

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

Cost Method Investments. For investee companies over which we do not have significant influence and a controlling interest, we carry the investment at cost and recognize as income for any dividend received from distribution of the investee’s earnings.

We review our cost method investments for impairment whenever an event or circumstance indicates that an other-than-temporary impairment has occurred. We consider available quantitative and qualitative evidence in evaluating potential impairment of our cost method investments. An impairment charge is recorded if the cost of an investment exceeds its fair value and such excess is determined to be other-than-temporary. Factors we consider in making such a determination include general market conditions, the duration and the extent to which the fair value of an investment is less than its cost, and our intent and ability to hold such investment. As a result of the assessment process for our cost method investments, we recognized an impairment charge of US$5.0 million in 2010 because we had doubts on OpenV’s ability to continue as a going concern.

Allowance for Doubtful Accounts. We perform ongoing credit evaluations of our customers and generally do not require collateral on accounts receivable. We maintain an allowance for doubtful accounts primarily based upon the aging analysis of the receivables and factors surrounding the credit risk of specific customers.

Share-based Compensation. Share-based payment transactions with employees, such as share options, are measured based on the fair value of the equity instrument issued on the date of grant, and are recognized as compensation expense over the requisite service period based on the graded vesting attribution method, with a corresponding impact reflected in additional paid-in capital. We estimated the fair value of our share options at the respective grant dates using the Black-Scholes option-pricing model or the Binomial model.

Under these models, we made a number of assumptions regarding the fair value of the options, including:

•	the expected future volatility of our ordinary share price;

•	the risk-free interest rate;

•	the expected life of options;

•	the estimated time of vesting of options;

•	the expected dividend yield;

•	the exercise price; and

•	the estimated fair value of our ordinary shares at the grant date for options granted prior to our initial public offering.

For options granted after our initial public offering, the fair value of our ordinary share on the grant date is determined by the closing trade price of our ADSs representing our ordinary shares on the grant date. For options granted prior to May 16, 2011, we estimated the volatility of the underlying ordinary shares based on the historical stock price volatility of our company and the publicly traded shares of three comparable companies in the digital television and related businesses over a period comparable to the expected term of the options. For options granted after May 16, 2011, we estimated the volatility of the underlying ordinary shares during the life of the options based on the historical stock price volatility of our company over the past years.

A change in any of the terms or conditions of share options will be accounted for as a modification of the plan. Consequently, we calculate incremental compensation cost of a modification as the excess of the fair value of the modified option over the fair value of the original option immediately before its terms are modified, measured based on the share price and other pertinent factors at the modification date. For vested options, we would recognize incremental compensation cost in the period of the modification occurred. For unvested options, we would recognize, over the remaining requisite service period, the sum of the incremental compensation cost and the remaining unrecognized compensation cost for the original award on the modification date.

Consolidation of Variable Interest Entity. Currently, foreign-invested enterprises incorporated in the PRC are not expressly prohibited from engaging in encryption-related businesses. However, they may have difficulty in obtaining the necessary licenses for the development, production and sale of commercial encryption products in the PRC from the PRC encryption authority due to such authority’s generally restrictive approach towards foreign participation in the PRC encryption industry. In addition, SARFT’s policy requires any cable television network operator who uses non-PRC CA systems to install a parallel PRC CA system. This policy does not, however, expressly indicate whether the CA systems produced by a foreign-invested company incorporated in the PRC fall into the category of non-PRC CA systems. In light of the above, we conduct substantially all of our business through our operating subsidiary, Super TV, and our variable interest entity, N-S Digital TV, which is wholly owned by PRC citizens and has obtained the licenses for the production and sale of commercial encryption products in the PRC required for our business.

Since the establishment of N-S Digital TV, we have designed the structure such that Super TV is the primary beneficiary of N-S Digital TV:

(a) The nominee shareholders of N-S Digital TV lack direct or indirect ability to make decisions regarding the activities of N-S Digital TV that could have a significant impact on the economic performance of N-S Digital TV. All of the voting rights of N-S Digital TV’s nominee shareholders have been transferred to Super TV such that Super TV has effective control over N-S Digital TV; and

(b) The nominee shareholders of N-S Digital TV do not have the right to receive the expected residual returns of N-S Digital TV, while such right has been transferred to Super TV such that Super TV is the primary beneficiary of N-S Digital TV.

In order to achieve such purpose, we have entered into a series of contractual agreements with N-S Digital TV and/or its nominee shareholders, including technical support and related services agreement, technology license agreement, technology development agreement, products and software purchase agreement, equipment lease agreement, Transfer Option Agreements, Business Operating Agreement, loan agreements, share pledge agreements and powers of attorney. Through those contractual arrangements, Super TV has the right to: (i) exercise 100% of the voting rights of N-S Digital TV’s shareholders and (ii) nominate the members of N-S Digital TV’s board of directors and senior management. As a result, Super TV has the power to direct the activities of N-S Digital TV that most significantly impact N-S Digital TV’s economic performance, including the power, pursuant to the articles of association of N-S Digital TV, to: (i) approve the operating strategy and investment plan of N-S Digital TV; (ii) elect the members of N-S Digital TV’s board of directors and approve their compensation; and (iii) review and approve N-S Digital TV’s annual budget and earnings distribution plan. In addition, through these contractual arrangements, Super TV has the right to receive substantially all the economic benefits of N-S Digital TV.

We have evaluated the VIE structure and concluded that through these contractual arrangements, we have the ability to effectively control N-S Digital TV and its subsidiaries as well as to receive substantially all the economic benefits of those entities. As a result, we are considered the primary beneficiary of N-S Digital TV, and N-S Digital TV and its subsidiaries are our variable interest entities under U.S. GAAP and we consolidate their financial results and assets and liabilities in our consolidated financial statements.

Government Subsidies.

Government subsidies mainly represent amounts granted by local government authorities as an incentive for companies to promote the development of the local technology industry. We record any government subsidies received with respect to government sponsored projects as liabilities and record such government subsidies as subsidy income when no performance of the relevant obligation is required. Subsidy income of nil, US$89,000 and US$168,000 was recognized in 2009, 2010 and 2011, respectively.

Recently Issued Accounting Pronouncements

See Note 2(z) to our consolidated financial statements included elsewhere in this annual report for recently issued accounting standards that we believe may have implications on our consolidated financial statements for future periods.

Taxes and Incentives

Cayman Islands, British Virgin Islands and Hong Kong

Our company, as an exempted company incorporated in the Cayman Islands, and CDTV BVI, our wholly owned subsidiary incorporated in BVI, are not subject to any income or capital gains tax under the current laws of the Cayman Islands and BVI. Golden Benefit and CSM Holdings, our indirectly wholly owned subsidiaries incorporated in Hong Kong, are subject to 16.5% Hong Kong profits tax in 2009, 2010 and 2011 on their activities conducted in Hong Kong.

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

Each of N-S Digital TV and Super TV was entitled to income tax exemption during the three years from 2004 through 2006, and a 50% reduction of income tax during the subsequent three years from 2007 through 2009. In addition, under the 2008 EIT Law, “high-and-new technology enterprises strongly supported by the State” are entitled to a preferential tax rate of 15%. In December 2008, N-S Digital TV and Super TV successfully obtained their respective high-and-new technology enterprise certificates under the 2008 EIT Law and were therefore recognized as “high-and-new technology enterprises strongly supported by the State” and qualified for a preferential tax rate of 15% in each of 2008, 2009 and 2010. In October 2011, N-S Digital TV and Super TV successfully renewed their respective high-and-new technology enterprise certificates and qualified for a preferential tax rate of 15% for another three years from 2011 to 2013. In 2010, Super TV was designated as a “Key Software Enterprise” by the relevant PRC government authorities and, as a result, qualified for a preferential tax rate of 10% for that year.

N-S Media Investment was subject to an enterprise income tax rate of 25% in each of 2009, 2010 and 2011. Each of N-S Investment Holdings and Guangdong R&D was subject to an enterprise income tax rate of 25% in each of 2010 and 2011. Each of Cyber Cloud, Joysee and Super Movie was subject to an enterprise income tax of 25% in 2011.

In addition, under the 2008 EIT Law, an enterprise established under the laws of a foreign country or region whose “de facto management body” is located within the PRC territory is considered a resident enterprise and will generally be subject to the enterprise income tax at the rate of 25% on its global income. According to the Implementation Rules, “de facto management body” refers to a managing body that exercises, in substance, overall management and control over the production and business, personnel, accounting and assets of an enterprises. The SAT Notice 82 provides for certain specific criteria for determining whether the “de facto management body” of a Chinese-controlled offshore enterprise is located in the PRC. In addition, the SAT Bulletin 45, which became effective on September 1, 2011, provides guidance on the implementation of SAT Notice 82. SAT Bulletin 45 clarifies certain issues relating to: (i) the determination procedures of PRC resident enterprise status and (ii) tax registration and other related procedures for PRC resident enterprises. SAT Bulletin 45 also provides that if an offshore PRC resident enterprise presents a copy of the Chinese tax resident determination certificate issued by the competent tax authorities to a payer of PRC-sourced dividends, interest, royalties and other income, such payer shall not withhold income tax on these payments to the offshore PRC resident enterprise. We believe that we are not a PRC resident enterprise with reference to the criteria set forth in the SAT Notice 82. However, if we were to be considered as a PRC resident enterprise, we would be subject to the enterprise income tax at the rate of 25% on our global income. See “Item 3. Key Information—D. Risk Factors—Risks Relating to the People’s Republic of China—We may be subject to PRC income tax on our global income, or dividends we receive from our PRC subsidiary may be subject to PRC withholding tax, depending on whether we are recognized as a resident enterprise in the PRC.” In addition, the 2008 EIT Law and the Implementation Rules provide that a withholding tax of 10% (or other applicable withholding tax rates based on tax treaties between the PRC and other jurisdictions) will generally be applicable to dividends payable to foreign investors, and, unlike the prior tax law, does not specifically exempt corporations that pay dividends from withholding all or part of such income tax when they pay dividends to their foreign investors. To the extent we are not considered as a PRC resident enterprise, the dividends our PRC subsidiary pays to us will be subject to this withholding tax. See “Item 3. Key Information—D. Risk Factors—Risks Relating to the People’s Republic of China—We may be subject to PRC income tax on our global income, or dividends we receive from our PRC subsidiary may be subject to PRC withholding tax, depending on whether we are recognized as a resident enterprise in the PRC.” In addition, this withholding tax may also apply to dividends we pay to our non-PRC shareholders. See “Item 3. Key Information—D. Risk Factors—Risks Relating to the People’s Republic of China—Dividends payable by us to our non-PRC shareholders and ADS holders, and gains on the sales of our ordinary shares or ADSs, may be subject to withholding taxes under PRC tax laws, which may materially reduce the value of your investment.”

Value-Added Tax Refunds. Pursuant to a PRC tax policy intended to encourage the development of software and integrated circuit industries and a notice jointly issued by the PRC Ministry of Finance and the SAT in October 2011, each of N-S Digital TV and Super TV is entitled to a refund of value-added tax paid at a rate of 14% of the sale value of some of our software products. The amount of the refund for this value-added tax included in our total revenues was US$4.1 million, US$7.6 million and US$8.4 million in 2009, 2010 and 2011, respectively, accounting for 7.4%, 8.7% and 8.3%, respectively, of our total revenues in the corresponding periods. We include such refunds in the total revenues in our consolidated statements of operations included elsewhere in this annual report. The value-added tax refund benefits have been renewed for N-S Digital TV and Super TV from January 1, 2011. Each of Super TV’s and N-S Digital TV’s subsidiaries was subject to a standard value-added tax rate of 17% without any tax refunds in 2011.

Business Tax. Each of Super TV’s subsidiaries, N-S Digital TV and N-S Digital TV’s subsidiaries is subject to business tax and related surcharges as well as cultural construction fees relating to our advertising services at a rate of (1) approximately 8.5% on revenues generated from advertising services after deduction of certain costs permitted by the PRC tax regulations and (2) approximately 5.5% on certain other service-type revenues, including those from our head-end integration services, head-end system development services, licensing income and royalty income. Super TV is currently exempted from business tax at a rate of 5% on the revenues generated by the services it currently provides. As a foreign-invested company, Super TV has been subject to surcharges since December 1, 2010.

Tax Arrangement between the PRC and Hong Kong

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

Recent Acquisitions

See “Item 4. Information on the Company—A. History and Development of the Company—Our Investments and Acquisitions.”

Results of Operations

The following table sets forth our condensed consolidated statements of operations by amount and as a percentage of our net revenues for the periods indicated:

	For the years ended December 31,
	2009		2010		2011
	Amount	% of Net Revenues	Amount	% of Net Revenues	Amount	% of Net Revenues
	(In thousands, except percentages)
Revenues:
Products	US$49,146	89.8%	US$ 82,518	94.7%	US$ 95,162	96.1%
Service	5,918	10.8	5,225	6.0	5,378	5.4

Total revenues	55,064	100.6	87,743	100.7	100,540	101.5
Business taxes	(360)	(0.6)	(620)	(0.7)	(1,445)	(1.5)

Net revenues	54,704	100.0	87,123	100.0	99,095	100.0

Cost of revenues:(1)
Products	9,716	17.8	15,148	17.4	16,100	16.2
Service	3,686	6.7	3,040	3.5	3,027	3.1

Total cost of revenues	13,402	24.5	18,188	20.9	19,127	19.3

Gross profit	41,302	75.5	68,935	79.1	79,968	80.7

Operating expenses:
Research and development expenses(1)	8,779	16.0	10,432	12.0	13,140	13.3
Selling and marketing expenses(1)	7,203	13.2	8,504	9.8	12,377	12.5
General and administrative expenses(1)	4,793	8.8	6,389	7.3	9,723	9.8

Total operating expenses	20,775	38.0	25,325	29.1	35,240	35.6

Income from operations	20,527	37.5	43,610	50.1	44,728	45.1
Non-operating income/(expenses)
Interest income	6,070	11.1	5,294	6.0	6,810	6.9
Interest expense	—	—	—	—	(1,452)	(1.5)
Gain from forward contracts	—	—	—	—	404	0.4
Impairment loss of cost method investment	—	—	(5,000)	(5.7)	—	—
Other income/(expense)	(65)	(0.1)	(92)	(0.1)	594	0.6

Income before income taxes	26,532	48.5	43,812	50.3	51,084	51.5

Income tax expense	(1,261)	(2.3)	(10,250)	(11.7)	(9,762)	(9.8)
Net income before income/(loss) from equity method investments	25,271	46.2	33,562	38.6	41,322	41.7

Income/(loss) from equity method investments, net of income taxes	20	0.0	(151)	(0.2)	(1,052)	(1.1)

Net income	25,291	46.2	33,411	38.4	40,270	40.6

Net loss attributable to noncontrolling interest	13	0.0	10	0.0	730	0.8

Net income attributable to holders of ordinary shares	US$ 25,304	46.2%	US$ 33,421	38.4%	US$ 41,000	41.4%

(1)	Share-based compensation charges incurred during the period related to:

	For the years ended December 31,
	2009			2010			2011
	Amount		% of Net Revenues	Amount		% of Net Revenues	Amount		% of Net Revenues
	(In thousands, except percentages)
Cost of revenues	US$	30	0.1%	US$	10	0.0%	US$	52	0.1%
Research and development expenses		713	1.3		393	0.5		1,025	1.0
Selling and marketing expenses		447	0.8		384	0.4		633	0.6
General and administrative expenses	US$	472	0.9%	US$	691	0.8%	US$	3,852	3.9%

Comparison of Years Ended December 31, 2011 and December 31, 2010

Revenues. The following table sets forth revenues by sources and the percentage of our total revenues for the periods indicated:

	For the years ended December 31,
	2010			2011
	Amount		% of Total Revenues	Amount		% of Total Revenues
	(In thousands, except percentages)
Products
Smart cards	US$	82,153	93.6%	US$	91,960	91.5%
Set-top boxes and others		365	0.4		3,202	3.2

Subtotal		82,518	94.0		95,162	94.7
Services
Head-end system integration		2,399	2.7		2,562	2.6
Head-end system development		595	0.7		736	0.7
Licensing income		1,565	1.8		1,328	1.3
Royalty income		662	0.8		742	0.7
Other services		4	0.0		10	0.0

Subtotal		5,225	6.0		5,378	5.3

Total revenues	US$	87,743	100.0%	US$	100,540	100.0%

Our total revenues increased by 14.6% to US$100.5 million in 2011 from US$87.7 million in 2010, reflecting an increase in the revenue from the sales of our products.

Revenues from the sales of our products increased by 15.3% to US$95.2 million in 2011 from US$82.5 million in 2010, principally as a result of a significant increase in the shipment volume of smart cards and other related products, such as integrated chips and surface mounted device chips, which was partially offset by a decline of 1.0% in the average selling price, or the ASP, of smart cards.

Revenues from the sales of our services increased by 2.9% to US$5.4 million in 2011 from US$5.2 million in 2010.

Net Revenues. Our net revenues increased by 13.7% to US$99.1 million in 2011 from US$87.1 million in 2010.

Cost of Revenues. The following table sets forth cost of revenues by sources of revenues by amount and as a percentage of net revenues for the periods indicated:

	Years ended December 31,
	2010			2011
	Amount		% of Net Revenues	Amount		% of Net Revenues
	(In thousands, except percentages)
Products	US$	15,148	17.4%	US$	16,100	16.2%
Services		3,040	3.5		3,027	3.1

Total cost of revenues	US$	18,188	20.9%	US$	19,127	19.3%

Cost of revenues increased by 5.2% to US$19.1 million in 2011 from US$18.2 million in 2010, primarily reflecting an increase in costs relating to our products, which was partially offset by a decrease in costs relating to our services. Cost of revenues relating to our products increased by 6.3% to US$16.1 million in 2011 from US$15.1 million in 2010, corresponding to the increases in shipment volumes of smart cards and other related products. Cost of revenues relating to our services slightly decreased by 0.4% to US$3.03 million in 2011 from US$3.04 million in 2010.

Gross Profit and Gross Margin. Gross profit increased by 16.0% to US$80.0 million in 2011 from US$68.9 million in 2010. Our gross margin increased to 80.7% in 2011 from 79.1% in 2010, principally as a result of a decrease in the unit cost of smart cards by 10.0% compared to 2010.

Operating Expenses. Our operating expenses increased by 39.2% to US$35.2 million in 2011 from US$25.3 million in 2010. This increase largely reflected increases in research and development expenses, selling and marketing expenses and general and administrative expenses. Operating expenses, as a percentage of net revenues, increased to 35.6% in 2011 from 29.1% in 2010. We expect operating expenses will increase as we continue to increase our spending on the research and development and commercialization of our new solutions and products.

Research and Development Expenses. Our research and development expenses increased by 26.0% to US$13.1 million in 2011 from US$10.4 million in 2010. This increase was primarily due to increases in the average salary of research and development staff and share-based compensation expenses relating to options granted to research and development staff in 2011. Our research and development expenses, as a percentage of net revenues, increased to 13.3% in 2011 from 12.0% in 2010.

Selling and Marketing Expenses. Our selling and marketing expenses increased by 45.5% to US$12.4 million in 2011 from US$8.5 million in 2010. This increase was mainly attributable to increases in marketing activities and the average salary of sales and marketing staff. Our selling and marketing expenses, as a percentage of net revenues, increased to 12.5% in 2011 from 9.8% in 2010.

General and Administrative Expenses. Our general and administrative expenses increased by 52.2% to US$9.7 million in 2011 from US$6.4 million in 2010. This increase was principally a result of an increase in share-based compensation expenses relating to options granted to general and administrative staff in 2011.

Income from Operations. As a result of the foregoing, our income from operations increased by 2.6% from US$43.6 million in 2010 to US$44.7 million in 2011.

Non-Operating Income (Expenses). We had non-operating income of US$6.4 million in 2011 compared to US$0.2 million in 2010. Our non-operating income in 2011 primarily consisted of interest income of US$6.8 million, gain from foreign currency forward contracts of US$0.4 million and other income of US$0.6 million, which was partially offset by interest expenses of US$1.5 million. Our interest income increased by 28.6% to US$6.8 million in 2011 from US$5.3 million in 2010, principally as a result of the increase in both the average balance of our bank deposits and the average interest rates. To facilitate the payment of the special cash dividend declared in November 2010, we entered into foreign currency forward contracts in April and May 2011, which met the definition of derivatives and were measured at fair value. The change in the forward rate for U.S. dollar against the RMB from the last date of each year to the expiration dates of the foreign currency forward contracts was recognized as gain from foreign currency forward contracts. In 2011, we also incurred interest expenses of US$1.5 million as we borrowed short-term loans in connection with the above-mentioned foreign currency forward contracts. In 2010, we incurred a US$5.0 million impairment charge as we wrote off our entire investment in OpenV.

Income Tax Expenses. Our income tax expenses decreased by 4.8% from US$10.3 million in 2010 to US$9.8 million in 2011. While our income tax expenses in 2010 reflected a US$5.4 million withholding tax in connection with the repatriation of dividends outside of the PRC, we generated higher taxable income and had less tax exemptions in 2011.

Income /(Loss) from Equity Method Investments, Net of Income Taxes. Our loss from equity method investments increased from US$0.2 million in 2010 to US$1.1 million in 2011. The change was mainly as a result of the increased loss from our equity method investments in 3DiJoy and Guangzhou Rujia.

Net Loss Attributable to Noncontrolling Interest. Net loss attributable to noncontrolling interest increased from US$10,000 in 2010 to US$0.7 million in 2011. Net loss attributable to noncontrolling interest represents the proportional share of net loss of our consolidated, but not wholly-owned, subsidiaries that are attributable to the other shareholders of such subsidiaries. The change was primarily due to the loss of majority-owned subsidiaries we established in 2011.

Net Income Attributable to Holders of Ordinary Shares. As a result of the foregoing, net income increased by 20.5% to US$40.3 million in 2011 from US$33.4 million in 2010. Our basic and diluted earnings per ordinary share in 2011 were US$0.70 and US$0.69, respectively.

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

Research and Development Expenses. Our research and development expenses increased by 18.8% to US$10.4 million in 2010 from US$8.8 million in 2009. This increase was primarily due to an increase in the number of our research and development staff and higher spending in new technologies such as cloud service solutions and integrated security chips. Our research and development expenses, as a percentage of net revenues, decreased to 12.0% in 2010 from 16.1% in 2009.

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

Non-Operating Income (Expenses). We had non-operating income of US$0.2 million in 2010 compared to US$6.0 million in 2009. Our non-operating income in 2010 primarily consisted of interest income of US$5.3 million, which was partially offset by impairment charges of US$5.0 million and other expenses of US$0.1 million. Our interest income decreased by 12.8% to US$5.3 million in 2010 from US$6.1 million in 2009. This decrease was principally a result of decreases in both the average balance of our bank deposits and the average interest rates. In the fourth quarter of 2010, we recorded an impairment charge equal to the entire amount of our US$5.0 million investment in OpenV. In October 2010, we were informed that OpenV was under investigation over alleged copyright infringements relating to some of its online video content. As of December 31, 2010, we understood that its executive officers were still in police custody in the PRC and that its normal online video services had not been restored. Based on the foregoing, we had doubts on OpenV’s ability to continue as a going concern, and as a result, we wrote off the entire amount of our original US$5.0 million investment in OpenV.

Income Tax Expenses. Our income tax expense increased from US$1.3 million in 2009 to US$10.3 million in 2010. The change was due to the significant increases of 65.1% in our pre-tax income from 2009 to 2010, the accrued withholding tax of US$5.4 million payable in connection with the repatriation of the dividends we declared in 2010 out of the PRC and the increases in the applicable tax rates during the same period.

Net Income Attributable to Holders of Ordinary Shares. As a result of the foregoing, net income increased by 32.1% to US$33.4 million in 2010 from US$25.3 million in 2009. Our basic and diluted earnings per ordinary share in 2010 were US$0.57 and US$0.57, respectively.

B.	Liquidity and Capital Resources

Liquidity

	For the years ended December 31,
	2009		2010		2011
	(In thousands)
Cash and cash equivalents	US$	131,087	US$	148,944	US$	201,557
Net cash provided by operating activities		18,471		32,573		37,685
Net cash (used in)/provided by investing activities		(33,755)		19,626		18,011
Net cash used in financing activities	US$	(56,537)	US$	(39,033)	US$	(15,048)

Operating Activities. Net cash provided by operating activities was US$37.7 million in 2011, which was primarily derived from our net income of US$40.3 million, adjusted to reflect the adding back of US$5.6 million share-based compensation charges, US$1.3 million in depreciation and amortization costs and US$1.1 million loss from equity method investment, a US$1.8 million increase in government subsidies, a US$1.8 million increase in income tax payable and a US$1.5 million increase in deferred revenues. Net income was partially offset by a US$13.7 million increase in accounts receivable. The significant increase in accounts receivable largely reflected more favorable credit terms awarded to our major customers due to intense competition and tighter bank lending policies to which our major customers are subject.

Net cash provided by operating activities was US$32.6 million in 2010, which was primarily derived from our net income of US$33.4 million, adjusted to reflect the adding back of US$5.0 million in impairment loss of cost method investment, US$1.3 million in depreciation and amortization costs and US$1.5 million share-based compensation charges. Net income was partially offset by a US$11.7 million increase in accounts receivable, a US$2.4 million increase in prepaid expenses and other current assets, and a US$1.4 million decrease in income tax payable. The significant increase in accounts receivable largely reflected a significant increase in revenues in the later part of 2010.

Net cash provided by operating activities was US$18.5 million in 2009, which was primarily derived from our net income of US$25.3 million, adjusted to reflect the adding back of US$1.7 million in depreciation and amortization costs and US$1.7 million share-based compensation charges. Net income was partially offset by a US$2.9 million increase in pre-paid expenses and other current assets, a US$2.6 million decrease in accrued expenses and other current liabilities and a US$1.5 million increase in accounts and notes receivable. The significant increase in prepaid expenses and other current assets was mainly due to an increase in accrued interest income. The significant decrease in accrued expenses and other current liabilities primarily reflected decreases in other tax payable and amount due to employees for share option exercise proceeds. The increase in accounts and notes receivable reflected more favorable credit terms awarded to our major customers due to intense competition and the economic downturn in the PRC.

Investing Activities. Net cash provided by investing activities was US$18.0 million in 2011, primarily consisting of a withdrawal of US$41.7 million from our bank deposits maturing over three months, an aggregate of US$26.6 million in proceeds from the disposal of held-to-maturity corporate and PRC government bonds and a US$6.8 million from refund of deposite for investment in Cyber Cloud, which was partially offset by (i) US$55.5 million bank deposits pledged as security for the short-term loans we borrowed in 2011 in connection with the foreign currency forward contracts and (ii) a US$2.0 million decrease in cash as a result of de-consolidating Dongguan SuperTV following its cessation to be a subsidiary in 2011 due to the disposition of our equity ownership in Dongguan.

Net cash provided by investing activities was US$19.6 million in 2010, primarily consisting of an aggregate of US$37.8 million in proceeds from held to maturity corporate and PRC government bonds, a withdrawal of US$25.0 million from our bank deposits maturing over three months, interest income of US$1.4 million from held-to-maturity investments, which was partially offset by an aggregate of US$24.8 million used to purchase additional corporate and government bonds, an aggregate of US$13.5 million used in long term investment, US$6.8 million used in prepaid investment.

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

Financing Activities. Net cash used in financing activities was US$15.0 million in 2011, primarily consisting of a US$77.2 million special cash dividend paid to our shareholders, which was partially offset by short-term loans in an aggregate principal amount of US$55.2 million we borrowed in connection with the foreign currency forward contracts and a US$6.5 million capital injection by noncontrolling shareholders of our majority-owned subsidiaries.

Net cash used in financing activities was US$39.0 million in 2010, consisting of a US$40.3 million special cash dividend paid to our shareholders, which was partially offset by US$1.3 million in proceeds from the exercise of our share options by employees.

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

Our subsidiaries and our variable interest entities in the PRC may, upon a resolution passed by their respective shareholders, convert the statutory surplus reserve into capital. The statutory reserve represents appropriations of retained earnings determined according to PRC law and may not be distributed. There were no appropriations to reserves other than to those of our subsidiaries and our variable interest entity in the PRC during any of the periods presented. However, as a result of these laws, approximately US$17.3 million and US$17.7 million of our retained earnings was not available for distribution as of December 31, 2010 and December 31, 2011, respectively.

Capital Expenditures

In 2009, 2010 and 2011, our capital expenditures totaled US$1.4 million, US$20.9 million and US$0.7 million, respectively. Our capital expenditures in 2010 primarily consisted of US$13.5 million in long-term investment, US$6.8 million in prepaid investment and US$0.6 million used to purchase computers and other electronic equipment and motor vehicles.

We believe that our current levels of cash and cash equivalents, and cash flows from operations in the near future, will be sufficient to meet our anticipated capital expenditure and other cash needs for at least the next 12 months. However, we may need additional cash resources in the future if we experience changed business conditions or other developments. We also may need additional cash resources in the future if we find and wish to pursue opportunities for investment, acquisition, strategic cooperation or other similar actions. If we ever determine that our cash requirements exceed our amounts of cash and cash equivalents on hand, we may seek to issue debt or equity securities or obtain a credit facility. Any issuance of equity securities could cause dilution for our shareholders. Any incurrence of indebtedness could increase our debt service obligations and cause us to be subject to restrictive operating and finance covenants. It is possible that, when we need additional cash resources, financing will be available to us only in amounts or on terms that would not be acceptable to us or financing will not be available at all.

C.	Research and Development, Patents and Licenses, etc.

See “Item 4. Information on the Company—B. Business Overview—Research and Development” for information relating to our research and development.

See “Item 4. Information on the Company—B. Business Overview—Intellectual Property” for information relating to our intellectual property.

D.	Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2009 to December 31, 2011 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

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

F.	Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations as of December 31, 2011:

	Contractual Obligations
	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years	Total
	(In thousands)
Operating lease obligations(1)	434	9	—	—	443
Purchase obligations	300	—	—	—	300
Other contractual obligations(2)	159	—	—	—	159

Total	893	9	—	—	902

(1)	Operating leases generally relate to the lease of our office premises.
(2)	Other contractual obligations generally relate to certain research and development funding commitment.

Item 6.	Directors, Senior Management and Employees

A.	Directors and Senior Management

The following table sets forth certain information concerning our directors and executive officers as of April 16, 2012.

Name	Age	Position
Jianhua ZHU	42	Chairman and Chief Executive Officer
Zengxiang LU	41	Director
James Hsiang Ming HO	52	Director
Jianyue PAN	44	Independent Director
Ching Wah NG	62	Independent Director
Chaoyang XIA	42	Independent Director
Songzuo XIANG	47	Independent Director
Zhenwen LIANG	38	Chief Financial Officer
Dong LI	40	President and Chief Marketing Officer
Jian HAN	38	Chief Technology Officer
Huiqing CHEN	39	Chief Administrative Officer

Jianhua ZHU, one of our founders, has served as the chairman of our board of directors since November 2008 and as chief executive officer of our company since December 2006 and has been a director since 2004. He was the chairman of our board of directors from 2004 until December 2006. From 2001 until 2004, Mr. Zhu was general manager of N-T Information Engineering. From 1998 until 2001, he was deputy general manager of N-T Information Engineering. He has also been the supervisor of N-T Information Engineering since 2006. Mr. Zhu was the executive director of Guangdong R&D prior to April 2010. He worked at the China Technology Import and Export Corp. from 1994 until 1997. Mr. Zhu holds bachelor’s and master’s degrees in precision instrumentation from Tsinghua University.

Zengxiang LU, one of our founders, has been a board member since 2004. He was chairman of our board of directors and our chief strategy officer from December 2006 until November 2008 and chief executive officer from 2004 until December 2006. Dr. Lu was the president of Guangdong R&D prior to April 2010 and was also a director from 2005 until 2007. Dr. Lu worked on the development of CA systems at Tsinghua Tongfang from 1999 to August 2001. He was deputy general manager of N-T Information Engineering from August 2001 until 2004, and has served on the board of N-T Information Engineering since 1998. Dr. Lu holds a bachelor’s degree in automation and a doctorate degree in signal processing from Tsinghua University.

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

Ching Wah NG has been an independent director of our company since December 2010. Mr. Ng has served as the director and member of the executive committee for Advanced Info Service Public Company Limited, a Thailand-listed company, since 2008. He is also a non-executive independent director of Pacific Textiles Holdings Limited since 2007. From 2001 to 2007, Mr. Ng was the Chief Executive Officer of Hong Kong CSL Limited. Prior to CSL, he served as a managing director of PCCW Mobility Services Limited from 1999 to 2001. Prior to that, Mr. Ng was the chief executive officer of SmarTone Telecommunications Holdings Limited, a Hong Kong listed company from 1996 to 1999. Mr. Ng is the Honorary Advisor of the Communications Association of Hong Kong. He also served as a council member of Hong Kong Trade Development Council. Mr. Ng holds a bachelor’s degree in Business and Administration from the Chinese University of Hong Kong.

Chaoyang XIA has been an independent director of our company since March 2010. Dr. Xia is a founding partner of Tianjin Ivy Investment Management Center (Limited Partnership), a venture capital and growth equity firm in China. He is also a founding partner of Shanghai Ivy Investment Management Center (Limited Partnership). He has been chairman of Benxian Investment (Beijing) Ltd. since May 2008 and a director of China Newstar Energy Co., Ltd. since November 2009. From 2001 to 2008, he was chief financial officer and senior vice president of CapitalBio Corporation, a leading biochip company in the PRC. Before joining CapitalBio Corporation, Dr. Xia served as a General Manager of the Investment Department of Tsinghua Tongfang Co., Ltd., a technology company listed on the Shanghai Stock Exchange. Prior to that, Dr. Xia was a deputy general manager of the Investment Banking Division of CITIC Securities Company Limited. Dr. Xia holds a doctorate degree in engineering, a bachelor’s degree in engineering and a bachelor’s degree in economics, all from Tsinghua University.

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

Jian HAN has served as the chief technology officer of our company since our establishment. Mr. Han is also the general manager of Yuewu Yuntian and Cyber Cloud. From 2001 until joining our company, Mr. Han was chief technology officer at N-T Information Engineering. From 2000 to 2001, he was the digital broadcasting center project manager working on the development of CA systems at the Tsinghua Novel-Tongfang Research and Development Center. From 1999 to 2000, he was an associate researcher at the Microsoft China Research Institute. Mr. Han holds a doctorate degree in engineering and dual bachelor’s degrees in automation and mechanical engineering from Tsinghua University.

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

B.	Compensation of Directors and Senior Officers

Our executive officers receive compensation in the form of salaries, annual bonuses and share options. Some of our current and former directors have received compensation in the form of share options. We do not provide any benefits to our non-executive directors upon retirement. In 2011, the aggregate cash compensation to our directors and executive officers was US$1.2 million.

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

We reserved a total of 4,444,440 ordinary shares for issuance under the 2005 Stock Incentive Plan, subject to any adjustments as contemplated by the plan. We granted share options to purchase 3,067,498, 47,918, 543,674, 620,212 and 53,280 ordinary shares pursuant to the 2005 Stock Incentive Plan on February 3, 2005, April 13, 2006, September 22, 2006, December 5, 2006 and October 5, 2008, respectively, of which options to purchase 293,487 ordinary shares were subsequently forfeited. On November 19, 2010, the number of ordinary shares reserved for issuance under the 2005 Stock Incentive Plan was cancelled to the extent the corresponding options had not been awarded as of that date. Options to purchase 139,673 ordinary shares remained outstanding as of December 31, 2011 under the 2005 Stock Incentive Plan.

With respect to the share options that we granted on February 3, 2005, two vesting schedules apply. The first vesting schedule is as follows: 50% vest at the end of the six-month period after the award date, and the remaining 50% vest in 42 equal monthly installments, beginning from the end of the six-month period after the award date. The second vesting schedule is as follows: 25% vest on the first anniversary of the award date and the remaining 75% vest in 36 substantially equal monthly installments, beginning on the last day of the month following the month in which the first anniversary of the award date occurs. The original exercise price for all share options granted on this date was US$0.543 per share.

With respect to the share options that we granted on April 13, 2006, the vesting schedule is as follows: 50% vest at the end of the six-month period after the award date, and the remaining 50% vest in 42 equal monthly installments, beginning from the end of the six-month period after the award date. The original exercise price for all share options granted on this date was US$0.543 per share.

With respect to the share options that we granted on September 22, 2006, the vesting schedule is as follows: 25% vest on the first anniversary of the award date and the remaining 75% vest in 36 substantially equal monthly installments, beginning on the last day of the month following the month in which the first anniversary of the award date occurs. The original exercise price was US$1.771 per share.

With respect to the share options that we granted on December 5, 2006, with the exception of share options that we granted to one of our executive officers, the vesting schedule is as follows: 25% vest on the first anniversary of the award date, and the remaining 75% vest in 36 substantially equal monthly installments, beginning on the last day of the month following the month in which the first anniversary of the award date occurs. The executive officer’s share options vest according to the following schedule: 25% of 320,000 options vest upon the closing of our initial public offering; 75% of 320,000 options vest in 36 substantially equal monthly installments, with the first installment vesting on the last day of the month following the month in which the executive officer took office; and 32,000 options vest upon the achievement of certain financial targets. In July 2010, these 32,000 shares were forfeited as the financial targets were not met. The original exercise price for all share options granted on this date was US$4.172.

With respect to the share options that we granted on October 5, 2008, the vesting schedule is as follows: 25% vest on the first anniversary of the award date and the remaining 75% vest in 36 substantially equal monthly installments, beginning on the last day of the month following the month in which the first anniversary of the award date occurs. The original exercise price was US$0.543 per share.

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

We reserved a total of 1,200,000 ordinary shares for issuance under the 2008 Stock Incentive Plan, subject to any adjustments as contemplated by the plan. The plan also provides for an annual increase, beginning in 2009, in the number of ordinary shares that may be delivered pursuant to awards under the plan, totaling 2% of our issued and outstanding shares as of the first business day of the relevant calendar year. The maximum number of shares subject to awards that may be granted during any single calendar year is such number as equals 2% of our issued and outstanding shares as of the first business day of that calendar year. We granted share options to purchase 406,776, 357,548, 42,880 and 50,000 ordinary shares on October 5, 2008, June 2, 2009, February 10, 2010 and November 15, 2010, respectively. On November 19, 2010, the number of ordinary shares that had been reserved for issuance under the 2008 Stock Incentive Plan was cancelled to the extent the corresponding options had not been awarded as of that date. Options to purchase 648,290 ordinary shares remained outstanding as of December 31, 2011 under the 2008 Stock Incentive Plan.

With respect to the share options that we granted on October 5, 2008, the vesting schedule is as follows: 25% vest on the first anniversary of the award date, and the remaining 75% vest in 36 substantially equal monthly installments, beginning on the last day of the month following the month in which the first anniversary of the award date occurs. The original exercise price was US$7.89 per share. On February 10, 2010, we accelerated the vesting schedule of a total of 29,480 share options to purchase 29,480 ordinary shares so that all these share options were vested on February 20, 2010.

With respect to the share options that we granted on June 2, 2009, the vesting schedule is as follows: 25% vest on the first anniversary of the award date, and the remaining 75% vest in 36 substantially equal monthly installments, beginning on the last day of the month following the month in which the first anniversary of the award date occurs. The original exercise price was US$9.09 per share.

With respect to the share options that we granted on February 10, 2010, all these share options were vested on the grant date. The original exercise price was US$0.543 per share.

With respect to the share options that we granted on November 15, 2010, the vesting of these options is conditional upon the fulfillment of certain performance targets by the optionee in the four years following the grant date. The original exercise price was US$6.96 per share.

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

We reserved a total of 3,600,000 ordinary shares for issuance under the 2010 Stock Incentive Plan, subject to adjustments as contemplated by the plan. We granted share options to purchase 1,000,000, 1,600,000, 700,000 and 300,000 ordinary shares on November 19, 2010, May 16, 2011, September 30, 2011 and November 19, 2011, respectively. Options to purchase 3,589,600 ordinary shares remained outstanding as of December 31, 2011 under the 2010 Stock Incentive Plan.

With respect to the share options that we granted on November 19, 2010, the vesting schedule is as follows: 25% vest on the first anniversary of the award date, and the remaining 75% vest in 36 substantially equal monthly installments, beginning on the last day of the month following the month in which the first anniversary of the award date occurs. The original exercise price was US$6.90 per share.

With respect to the share options that we granted on May 16, 2011, two vesting schedules apply. The first vesting schedule is as follows: 25% vest on November 19, 2011, and the remaining 75% vest in 36 substantially equal monthly installments, beginning on December 31, 2011 and then on the last day of the month following thereafter. The second vesting schedule is as follows: the vesting of the options is conditioned upon the fulfillment of certain performance targets by the optionees on April 1, 2012. The original exercise price was US$4.90 per share.

With respect to the share options that we granted on September 30, 2011, the vesting schedule is as follows: 25% vest on November 19, 2011, and the remaining 75% vest in 36 substantially equal monthly installments, beginning on December 31, 2011 and then on the last day of the month following thereafter. The exercise price is US$4.34 per share.

With respect to the share options that we granted on November 19, 2011, the vesting schedule is as follows: 25% vest on November 19, 2011, and the remaining 75% vest in 36 substantially equal monthly installments, beginning on December 31, 2011 and then on the last day of the month following thereafter. The exercise price is US$4.34 per share.

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

On November 19, 2010, our board of directors approved an adjustment to the exercise price of all options granted prior to, but remained outstanding as of December 23, 2010 under the 2005 Stock Incentive Plan, the 2008 Stock Incentive Plan and the 2010 Stock Incentive Plan, or the Adjusted Options. The per share exercise price of all Adjusted Options with a per share exercise price higher than US$2.00 was reduced by US$2.00 on December 23, 2010, and the per share exercise price of all Adjusted Options with a per share exercise price no more than US$2.00 was reduced to US$0.01. Our board of directors also resolved that if any future dividend is declared, the per share exercise price of all options granted prior to and outstanding as of the date of record of such dividend shall be reduced by an amount equal to the dividend payable on each ordinary shares, provided that the per share exercise price after adjustment shall not be less than US$0.01. Due to a special cash dividend of US$0.56 per ordinary share declared in May 2011, the per share exercise price of all of the options granted prior to and remaining outstanding as of June 20, 2011, the record date, was reduced by US$0.56 pursuant to such resolution of our board of directors referenced above, provided that the per share exercise price after adjustment shall not be less than US$0.01.

The following table sets forth information on share options that have been granted and were outstanding as of March 31, 2012 pursuant to the 2005 Stock Incentive Plan, the 2008 Stock Incentive Plan and the 2010 Stock Incentive Plan:

	Number of Ordinary Shares Underlying Outstanding Options	Exercise Price per Ordinary Share**	Date of Grant	Date of Expiration
Directors and Executive Officers
Jianghua ZHU	1,000,000	US$ 4.34	November 19, 2010	November 19, 2020
Zengxiang LU	1,000,000	US$ 4.34	May 16, 2011	May 15, 2021
Zhenwen LIANG	*	US$ 4.34	September 30, 2011	September 29, 2021
Dong LI	*	US$ 6.53	June 2, 2009	June 1, 2019
	*	US$ 5.33	October 5, 2008	October 4, 2018
	*	US$ 4.34	September 30, 2011	September 29, 2021
Jian HAN	*	US$ 6.53	June 2, 2009	June 1, 2019
	*	US$ 5.33	October 5, 2008	October 4, 2018
	*	US$ 4.34	November 19, 2011	November 18, 2021
Huiqing CHEN	*	US$ 6.53	June 2, 2009	June 1, 2019
	*	US$ 5.33	October 5, 2008	October 4, 2018
	*	US$ 4.34	September 30, 2011	September 29, 2021
Other Grantees
Other grantees as a group (comprising 113 individuals)	1,585,297	—	—	—

*	The number of ordinary shares underlying the outstanding options held by each of the officers represents less than 1% of our ordinary shares.
**	The exercise price per Ordinary Share has reflected the impact of the exercise price modifications in December 2010 and June 2011, respectively.

C.	Board Practices

General

The functions and powers of our board of directors include, among others:

•	convening shareholders’ annual general meetings and reporting its work to shareholders at such meetings;

•	implementing shareholders’ resolutions;

•	determining our business plans and investment proposals;

•	declaring dividends and distributions;

•	exercising the borrowing powers of our company and mortgaging the property of our company;

•	approving the transfer of shares of our company, including the registering of such shares in our share register; and

•	exercising any other powers conferred by the shareholders’ meetings or under our Second Amended and Restated Memorandum and Articles of Association.

Terms of Directors

Our Second Amended and Restated Memorandum and Articles of Association provide for three classes of directors, each with three-year terms. The term of the Class I directors, who are Dr. Zengxiang Lu and Jianhua Zhu, will expire upon the annual general meeting of shareholders to be held in 2014; the term of the Class II directors, who are James Hsiang Ming Ho and Dr. Chaoyang Xia, will expire upon the annual general meeting of shareholders to be held in 2012; and the term of the Class III directors, who are Jianyue Pan, Ching Wah Ng and Songzuo Xiang, will expire upon the annual general meeting of shareholders to be held in 2013.

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

Our audit committee currently consists of Songzuo Xiang, Jianyue Pan and Chaoyang Xia, and has a formal written charter that sets forth its duties and powers. Our board has determined that each of Songzuo Xiang, Jianyue Pan and Chaoyang Xia qualifies as an “independent” director under the rules of the SEC and the NYSE. Our board also has determined that Songzuo Xiang qualifies as an audit committee financial expert within the meaning of the rules of the SEC. Our audit committee meets at least once each quarter.

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

The following table sets forth certain information with respect to the directors, officers and each of the persons known to us who own beneficially 5% or more of our ordinary shares as of March 31, 2012 unless otherwise indicated. The number of ordinary shares outstanding in calculating the percentages for each listed person includes the ordinary shares underlying share options held by such person. The percentage of beneficial ownership of each listed person is based on 58,995,688 ordinary shares outstanding (excluding the 527,404 ordinary shares that were issued and held for the Company’s account in preparation for exercise of share options by option holders under our employee stock incentive plans), as well as the ordinary shares underlying share options exercisable by such person within 60 days of March 31, 2012.

	Shares beneficially owned
	Number	Percent
Directors and Executive Officers
Jianhua ZHU(1)	2,868,411	4.9%
Zengxiang LU(2)	2,868,411	4.9%
James Hsiang Ming HO	—	—
Ching Wah NG	—	—
Jianyue PAN	*	*
Songzuo XIANG	—	—
Chaoyang XIA	—	—
Zhenwen LIANG(3)	**	**
Dong LI(4)	**	**
Jian HAN(5)	**	**
Huiqing CHEN(6)	**	**

Directors and executive officers as a group(7)	6,188,134	10.5%

Principal Shareholders
Yuk Shing WONG(8)	4,396,832	7.5%
Capital Funds(9)	12,000,000	20.3%
SAIF(10)	11,885,820	20.1%

*	Beneficially owns less than 1% of our ordinary shares.
**	Upon exercise of all share options exercisable within 60 days of March 31, 2012, would beneficially own less than 1% of our ordinary shares.

(1)	Represents: (i) the 2,663,393 ordinary shares held by Smart Live Group Limited, which is wholly owned by Jianhua Zhu; (ii) the 326,704 ordinary shares held by China Cast Investment Holdings Limited, or China Cast; and (iii) the 41,666 ordinary shares issuable upon exercise of options held by Mr. Zhu that are exercisable within 60 days of March 31, 2012. Mr. Zhu, together with Dr. Zengxiang Lu, exercises investment and voting powers over these shares held by China Cast. Mr. Zhu owns 50% of the equity interest of China Cast and disclaims beneficial ownership of those shares held by China Cast except to the extent of his pecuniary interest therein.
(2)	Represents: (i) the 2,663,393 ordinary shares held by Polar Light Group Limited, which is wholly owned by Dr. Zengxiang Lu; (ii) the 326,704 ordinary shares held by China Cast; and (iii) the 41,666 ordinary shares issuable upon exercise of options held by Dr. Lu that are exercisable within 60 days of March 31, 2012. Dr. Lu, together with Jianhua Zhu, exercises investment and voting powers over these shares held by China Cast. Dr. Lu owns 50% of the equity interest of China Cast and disclaims beneficial ownership of those shares held by China Cast except to the extent of his pecuniary interest therein.
(3)	Represents the sum of ordinary shares owned by Mr. Liang and ordinary shares issuable upon exercise of options held by Mr. Liang.
(4)	Represents the sum of ordinary shares owned by Mr. Li and ordinary shares issuable upon exercise of options held by Mr. Li.
(5)	Represents the sum of ordinary shares owned by Mr. Han and ordinary shares issuable upon exercise of options held by Mr. Han.
(6)	Represents the sum of ordinary shares owned by Ms. Chen and ordinary shares issuable upon exercise of options held by Ms. Chen.
(7)	Represents 100% of the 326,704 ordinary shares held by China Cast (Jianhua Zhu and Dr. Zengxiang Lu jointly exercise investment and voting powers over the shares held by China Cast), ordinary shares held by Mr. Zhu (other than those ordinary shares held through China Cast), Dr. Lu (other than those ordinary shares held through China Cast), Mr. Liang, Mr. Li, Mr. Han and Ms. Chen and ordinary shares issuable upon exercise of options held by Mr. Zhu, Dr. Lu, Mr. Liang, Mr. Li, Mr. Han and Ms. Chen.
(8)	Represents the sum of ADSs owned by Yuk Shing Wong.
(9)	Includes 11,613,600 and 386,400 ordinary shares held by Capital International Private Equity Fund IV, L.P. and CGPE IV, L.P., respectively. Each of Capital International Private Equity Fund IV, L.P. and CGPE IV, L.P. is a limited partnership established in the State of Delaware, United States. The address of each of the Capital Funds is 6455 Irvine Center Drive, Irvine, California 92618, U.S.A. The general partner of Capital International Private Equity Fund IV, L.P. is Capital International Investments IV, L.P. The general partner of Capital International Investments IV, L.P. is Capital International Investments IV, LLC, which is also the general partner of CGPE IV, L.P. Capital International Inc. is the investment manager of Capital International Private Equity Fund IV, L.P. as well as the managing member of Capital International Investments IV, LLC. Capital International, Inc. is a wholly owned subsidiary of Capital Group International, Inc. and a wholly owned indirect subsidiary of The Capital Group Companies, Inc.
(10)	Represents the ordinary shares held by SAIF. SAIF is a limited partnership organized in the Cayman Islands and has the following address: c/o Maples and Calder, Ugland House, P.O. Box 309, George Town, Grand Cayman, Cayman Islands. SB Asia Pacific Partners L.P., or the GP, is the sole general partner of SAIF. SB Asia Pacific Investments Limited, or SB Investments, is the sole general partner of the GP. Asia Infrastructure Investments Limited, or Asia Investments, is the sole shareholder of SB Investments. Asia Investments is controlled, in respect of its authority over SB Investments, by SB First Singapore Pte. Ltd., or SB Singapore. SOFTBANK Corporation is the sole shareholder of SB Singapore. Mr. Ronald D. Fisher is the sole director of SB Investments.

Item 7.	Major Shareholders and Related Party Transactions

A.	Major Shareholders

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

Technical Support, Smart Cards and Software, Licenses and Equipment

•

Technical Support and Related Services Agreement, dated June 7, 2004 and amended on February 9, 2012, between N-S Digital TV and Super TV. Super TV exclusively provides N-S Digital TV and/or its customers with technical support, technical training, personnel services relating to N-S Digital TV’s marketing activities and services relating to the maintenance and optimization for the products and software of N-S Digital TV’s customers at N-S Digital TV’s request. The fees for such technical support and services are determined at Super TV’s discretion and payable within five days after the delivery of the support and services or at any other time agreed to by the parties. The value of the transactions between N-S Digital TV and Super TV under this agreement was RMB12.2 million (US$1.9 million) in 2011. The term of this agreement is 15 years, which may not be terminated prior to its termination date without Super TV’s written consent. The term of this agreement will be automatically renewed for an additional 15 years upon its termination date, unless written notice has been given by Super TV.

•

Technology License Agreement, dated June 7, 2004 and amended on February 9, 2012, between N-S Digital TV and Super TV. N-S Digital TV granted Super TV, free of charge, an exclusive license to use certain software copyrights, patents, unpatentable technology and technical secrets relating to the digital television business that was transferred from N-T Information Engineering to N-S Digital TV. The term of the license is ten years. This agreement may not be terminated or amended without the written consent of Super TV prior to its termination date and will be automatically renewed for an additional ten years upon its termination date, unless written notice has been given by Super TV.

•

Technology Development Agreement, dated June 7, 2004 and amended on February 9, 2012, between N-S Digital TV and Super TV. N-S Digital TV engaged Super TV to develop all technology required by N-S Digital TV or its customers. The fees payable by N-S Digital TV to Super TV under the agreement will be calculated according to the following formula:

“The price at which N-S Digital TV sells the technology products developed by Super TV multiplied by a set percentage multiplied by the quantity of the products sold.”

The set percentage is determined by Super TV. In 2011, N-S Digital TV paid nil to Super TV under this agreement. The term of the agreement is ten years, which may not be terminated prior to its termination date without Super TV’s written consent. The term of this agreement will be automatically renewed for an additional ten years upon its termination date, unless written notice has been given by Super TV.

•

Products and Software Purchase Agreement, dated June 7, 2004 and amended on February 9, 2012, between N-S Digital TV and Super TV. N-S Digital TV exclusively purchased from Super TV all the smart cards and related software products required for its CA systems. The purchase price was RMB65 (US$9.5) for each smart card (including related software), which is determined by Super TV and may be adjusted annually by Super TV based on fair market value. The term of the agreement is 15 years, which may not be terminated prior to its termination date without Super TV’s written consent. The term of this agreement will be automatically renewed for another 15 years upon its termination date, unless written notice has been given by Super TV. N-S Digital TV subsequently obtained Super TV’s consent to produce by itself or purchase from a third party smart cards beginning March 2006. The aggregate value of transactions between N-S Digital TV and Super TV under this agreement was RMB381.8 million (US$59.1 million) in 2011.

•

Framework Agreement for Purchase of Computer Chips, dated December 12, 2008, between N-S Digital TV and Super TV. Pursuant to this agreement, N-S Digital TV will purchase computer chips from Super TV, which in turn will source such computer chips from suppliers such as STM and Infineon. The term of this agreement is indefinite and is terminable by agreement between the parties. N-S Digital TV intends to purchase substantially all computer chips it needs through Super TV. The aggregate value of transactions between N-S Digital TV and Super TV under this agreement was RMB 15.9 million (US$2.5 million) in 2011.

•

Framework Agreement for Sale of Software Products, dated July 14, 2009, between N-S Digital TV and Super TV. Super TV granted N-S Digital TV the exclusive right to sell its software products relating to advertisement editing and CA systems and other software products as agreed by the parties. The amount, price and related fees will be specified by each order provided by N-S Digital TV to Super TV. The agreement has a term of five years and is terminable by Super TV at any time. In 2011, Digital Rights Management, a content protection system for IPTV, was sold under the framework agreement. The aggregate value of transactions between N-S Digital TV and Super TV under this agreement was RMB 1.4 million (US$0.2 million) in 2011.

Shareholder Rights and Corporate Governance

Option to Purchase Ownership Interest

An equity transfer option agreement was entered into among Super TV, N-T Information Engineering and Li Yang on June 7, 2004, as amended by a supplemental agreement, dated September 1, 2005, among Super TV, N-T Information Engineering, Li Yang and N-S Digital TV, and further amended by a second supplemental agreement, dated August 18, 2007, among Super TV, N-T Information Engineering, Li Yang, N-S Digital TV and Wei Gao, a third supplemental agreement, dated June 20, 2008, among Super TV, N-S Digital TV, N-T Information Engineering, Wei Gao and Junming Wu, a fourth supplemental agreement, dated November 24, 2008, among Super TV, N-S Digital TV, N-T Information Engineering, Junming Wu, Lei Zhang and Shizhou Shen, a fifth supplemental agreement, dated July 11, 2011, among Super TV, N-S Digital TV, Junming Wu, Lei Zhang, Shizhou Shen, Wenjun Wang and Tianxing Wang, and a supplemental agreement, dated February 9, 2012, among Super TV, N-S Digital TV, Wenjun Wang, Tianxing Wang, Lei Zhang and Shizhou Shen, referred to collectively as the Transfer Option Agreement. Pursuant to the Transfer Option Agreement, Wenjun Wang, Tianxing Wang, Lei Zhang and Shizhou Shen, being all the shareholders of N-S Digital TV, jointly grant Super TV an exclusive and irrevocable option to purchase all of their equity interests in N-S Digital TV at any time that Super TV deems fit. Super TV may purchase such equity interests by itself or designate another party to purchase such equity interests. The total consideration for the granting of the option was RMB10 (US$1.5). The exercise price of the option will be determined by Super TV or its designated third party at the time of the exercise, subject to the requirements of the PRC law or approval of relevant authorities with respect to the minimum purchase price and the basis for the determination of the purchase price. Following any exercise of the option, the parties will enter into a definitive equity interest transfer agreement within two days, or any period agreed to among the parties, after a written notice of exercise is delivered. The Transfer Option Agreement does not have a specified term and will remain in effect unless terminated with the written consent of Super TV.

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

Under the Transfer Option Agreement, Wenjun Wang, Tianxing Wang, Lei Zhang and Shizhou Shen undertake not to do any of the following without Super TV’s consent, at all times before Super TV acquires 100% of the equity interests in N-S Digital TV: (i) transfer or pledge to any third party their equity interests in N-S Digital TV; (ii) cause N-S Digital TV to issue new shares or engage in any transactions that will result in changes to their existing shareholding structures or transfer to any third party N-S Digital TV’s equity interests in their respective associated companies; (iii) receive any dividends, loan interest or other benefits from N-S Digital TV; or (iv) make any material adjustment or change to N-S Digital TV’s business and operations.

Voting, Financial Support and Other Arrangements

A business operating agreement, dated September 1, 2005, was entered into among Super TV, N-T Information Engineering, Li Yang and N-S Digital TV, as amended by a supplemental agreement, dated August 18, 2007, among Super TV, N-S Information Engineering, Li Yang, N-S Digital TV and Wei Gao, and further amended by a second supplemental agreement, dated June 20, 2008, among Super TV, N-S Digital TV, N-T Information Engineering, Wei Gao and Junming Wu, a third supplemental agreement, dated November 24, 2008, among Super TV, N-S Digital TV, N-T Information Engineering, Junming Wu, Lei Zhang and Shizhou Shen, a fourth supplemental agreement, dated July 11, 2011, among Super TV, N-S Digital TV, Junming Wu, Lei Zhang, Shizhou Shen, Wenjun Wang and Tianxing Wang, and a supplemental agreement, dated February 9, 2012, among Super TV, N-S Digital TV, Wenjun Wang, Tianxing Wang, Lei Zhang and Shizhou Shen, referred to collectively as the Business Operating Agreement. Pursuant to the Business Operating Agreement, N-S Digital TV and its shareholders agreed to (i) accept the policies and guidelines furnished by Super TV from time to time with respect to the hiring and dismissal of employees, operational management and financial system of N-S Digital TV; (ii) appoint the candidates recommended by Super TV as directors of N-S Digital TV and appoint the senior management personnel of Super TV as the general manager, chief financial officer and other senior officers of N-S Digital TV based on Super TV’s recommendations; (iii) replace or remove any director or senior management personnel of N-S Digital TV at Super TV’s request; and (iv) seek a guarantee from Super TV first when any guarantee is required to secure performance by N-S Digital TV of any contract or working capital loans borrowed by N-S Digital TV and pledge its assets and receivables to Super TV as a counter-guarantee. To date, N-S Digital TV has not sought any such guarantee from Super TV. In addition, Super TV has agreed with N-S Digital TV to serve as a guarantor of N-S Digital TV with respect to contracts or transactions entered into between N-S Digital TV and third parties in respect of N-S Digital TV’s business operations. However, as of the date of this annual report, N-S Digital TV has not asked Super TV to provide, and Super TV has not provided, any such guarantee in favor of a third party. The Business Operating Agreement has a term of ten years and may be renewed at the option of Super TV by giving written notice for a term to be determined by Super TV. Super TV may terminate this agreement at any time by giving 30 days’ advance written notice to the other parties to this agreement.

Each of Wenjun Wang, Tianxing Wang, Lei Zhang and Shizhou Shen executed a power of attorney, dated January 16, 2012, to appoint Super TV or a third party designated by Super TV as an attorney-in-fact to exercise all its voting rights as a shareholder of N-S Digital TV. The term of the powers of attorney is ten years, subject to earlier termination in the event of the termination of the relevant share pledge agreement. The powers of attorney will be automatically renewed upon the extension of the term of the relevant share pledge agreement.

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

Pursuant to the share pledge agreement, dated September 1, 2005, between Super TV and Li Yang, as amended by a supplemental agreement, dated August 18, 2007, between Super TV, Li Yang and Wei Gao, and further amended by a second supplemental agreement, dated June 20, 2008, among Super TV, Wei Gao and Junming Wu, Mr. Wu has pledged all of his equity interests in N-S Digital TV to Super TV to secure the payment obligations of N-S Digital TV under certain contractual arrangements between N-S Digital TV and Super TV. This agreement was terminated on July 11, 2011, following the transfer by Mr. Wu of all of his equity interests in N-S Digital TV to Tianxing Wang.

Each of Wenjun Wang, Tianxing Wang, Lei Zhang and Shizhou Shen entered into a share pledge agreement with Super TV on July 11, 2011, which was superceded by another share pledge agreement with Super TV on January 16, 2012. Pursuant to the share pledge agreements, each of Wenjun Wang, Tianxing Wang, Lei Zhang and Shizhou Shen has pledged all his equity interests in N-S Digital TV to Super TV to secure his and N-S Digital TV’s performance of their respective obligations under the VIE contractual arrangements between N-S Digital TV or its shareholders and Super TV. Under such share pledge agreements, each of Wenjun Wang, Tianxing Wang, Lei Zhang and Shizhou Shen has agreed not to transfer his equity interests in N-S Digital TV or create, or allow the creation of, any pledge on their respective equity interests in N-S Digital TV that may affect Super TV’s interests without Super TV’s consent. Pursuant to such agreements, Super TV is entitled to receive the dividends on the pledged equity interests during the term of the pledge. The duration of each of the share pledge agreements is equivalent to the maximum duration of the VIE contractual arrangements between N-S Digital TV and/or its shareholders and Super TV. The share pledge agreements may only be terminated: (i) by Super TV in writing; or (ii) upon the fulfillment of N-S Digital TV’s and its shareholders’ respective obligations under the VIE contractual arrangements between N-S Digital TV and/or its shareholders and Super TV, which is subject to Super TV’s written confirmation. The share pledge agreements were registered with the Beijing Administration of Industry and Commerce on February 1, 2012.

Loans to N-S Digital TV’s Shareholders

Pursuant to two loan agreements, each dated November 24, 2008, between Super TV and each of Lei Zhang and Shizhou Shen, respectively, as amended by a supplemental agreement to the loan agreements, dated January 16, 2012, among Super TV, Wenjun Wang, Tianxing Wang, Lei Zhang and Shizhou Shen, Super TV provided a loan in the principal amount of RMB6.2 million (US$0.9 million) to each of Mr. Zhang and Mr. Shen. The term of each loan is ten years, which is automatically renewable for another ten years upon its termination date, unless a written notice has been provided by Super TV one month prior to such termination date. Mr. Zhang and Mr. Shen may not repay the loan prior to the termination date of the relevant loan agreement, unless so requested by Super TV, and may only repay the loan by (i) transferring all his equity interests in N-S Digital TV to Super TV or any third party designated by Super TV and (ii) paying Super TV with the entire proceeds obtained by himself from such transfer. The interest rate of each loan is nil. Super TV provided such loans to Mr. Zhang and Mr. Shen to fund their acquisitions of N-T Information Engineering’s equity interests in N-S Digital TV.

Pursuant to three loan agreements, each dated July 11, 2011, between Super TV and each of Wenjun Wang, Tianxing Wang and Lei Zhang, respectively, as amended by a supplemental agreement to the loan agreements, dated January 16, 2012, among Super TV, Wenjun Wang, Tianxing Wang, Lei Zhang and Shizhou Shen, Super TV provided a loan in the principal amount of RMB43.3 million (US$6.7 million), RMB46.9 million (US$7.3 million) and RMB35.1 million (US$5.5 million) to each of Wenjun Wang, Tianxing Wang and Lei Zhang. The term of each loan is ten years, which is automatically renewable for another ten years upon its termination date, unless a written notice has been provided by Super TV one month prior to such termination date. Wenjun Wang, Tianxing Wang and Lei Zhang may not repay the loan prior to the termination date of the relevant loan agreement, unless so requested by Super TV, and may only repay the loan by (i) transferring all his equity interests in N-S Digital TV to Super TV or any third party designated by Super TV and (ii) paying Super TV with the entire proceeds obtained by himself from such transfer. The interest rate of each loan is nil. Super TV provided such loans to Wenjun Wang, Tianxing Wang and Lei Zhang in July 2011 to fund their additional contribution to N-S Digital TV’s registered capital.

Other Related Party Transactions

Shareholders Agreement

Pursuant to the First Amended and Restated Shareholders Agreement of China Digital TV Holding Co., Ltd., or the Shareholders Agreement, dated September 13, 2007, among N-T Information Engineering, N-S Digital TV, CDTV BVI, China Capital, China Cast, SAIF, Capital Funds and certain other shareholders, as amended by an agreement, dated June 14, 2011, among us, N-S Digital TV, China Cast, SAIF, Capital Funds and certain other shareholders, at any time beginning six months after the closing of our initial public offering, each of SAIF, Capital Funds and China Capital may, on three occasions only, require us to effect the registration on a form other than Form F-3 of all or part of the registrable securities then outstanding. In addition, any holder of registrable securities may require us to effect a registration statement on Form F-3 (or any successor form or any comparable form for a registration in a jurisdiction other than the United States) for a public offering of registrable securities so long as we are entitled to use Form F-3 (or a comparable form) for such offering. Demand for a registration on Form F-3 may be made on unlimited occasions, although we are not obligated to effect more than one such registration per shareholder in any six-month period.

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

We are generally required to bear all of the registration expenses incurred in connection with three demand registrations on a form other than Form F-3 for each of SAIF, Capital Funds and China Capital, unlimited Form F-3 and piggyback registrations, except underwriting discounts and selling commissions, but including reasonable expenses of one counsel for the party exercising the registration right. The registration rights under the Shareholders Agreement shall terminate on June 14, 2015.

Interest Payment Agreement

Pursuant to an agreement, dated November 30, 2006, between Super TV and N-S Digital TV, N-S Digital TV agreed to pay interest at a rate equal to commercial banks’ lending rate for one-year loans on the payments payable by N-S Digital TV to Super TV for the purchases of products from Super TV. Interest payable will start to accrue from the first day of the month following the confirmation of the corresponding sales until the actual payment. No interest was accrued as of December 31, 2011 under this agreement.

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

Shareholder Investment Agreement (Joysee)

Pursuant to an agreement, dated May 24, 2011, among Super TV, N-S Digital TV and Ying Zhi Cheng Techonology, N-S Digital TV contributed cash of RMB6.0 million (US$0.9 million), representing a 16.7% equity interest in Joysee.

Assets Transfer Agreements (Joysee)

Pursuant to an assets restructuring agreement, dated July 25, 2011, between N-S Digital TV and Joysee, N-S Digital TV transferred to Joysee all of its intellectual terminal and valued-added services-related fixed-assets and inventories for a consideration of RMB0.2 million (US$0.03 million).

Pursuant to an assets restructuring agreement, dated July 25, 2011, between Super TV and Joysee, Super TV transferred all of its intellectual terminal and valued-added services-related fixed-assets, inventories and personnel to Joysee, for a consideration of RMB0.2 million (US$0.03 million).

Assets Transfer Agreement (Super Movie)

Pursuant to an agreement, dated October 1, 2011, between N-S Digital TV and Super Movie, N-S Digital TV transferred to Super Movie the high-definition digital television distribution-related assets and personnel, for a consideration of RMB1.5 million (US$0.2 million).

Framework Cooperation Agreement (Shibo Movie and Xinghe Union)

Pursuant to a framework cooperation agreement, dated June 7, 2011, between Super TV and AirMedia, the parties agreed to establish Shibo Movie and Xinghe Union in the PRC, which mainly engage in movie-related content sourcing and distribution services. Pursuant to a supplemental agreement, dated December 21, 2011, among Super TV, N-S Digital TV and AirMedia, Super TV transferred its rights and obligations under the framework cooperation agreement to N-S Digital TV.

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

In November 2010, our board of directors declared a special cash dividend of US$2.00 per ordinary share to be paid in two installments of US$1.00 each. The special cash dividend was fully paid on May 31, 2011.

In May 2011, our board of directors declared a special cash dividend of US$0.56 per ordinary share. The dividend was fully paid by April 13, 2012.

Our board of directors has the discretion to determine the payment of any dividends. As a matter of company policy, our board of directors will consider declaring and paying dividends for a given period, subject to the board of directors’ determination that (i) we have sufficient profit attributable to shareholders for such period and (ii) our funding requirements can be fully satisfied if a proposed dividend is declared and paid. Our board of directors will review and decide whether to revise our dividend policy, from time to time, in light of our future operations and earnings, capital requirements and surplus, financial condition, contractual restrictions, general business conditions and other factors as the board of directors may deem relevant. In addition, our board of directors has determined to retain all the undistributed earnings of our operating subsidiaries inside the PRC for use in the operation and expansion of our business within the PRC.

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

There have been no significant changes since December 31, 2011, the date of the annual financial statements in this annual report.

Item 9.	The Offer and Listing

A.	Offering and Listing Details

Market and Share Price Information

Our ADSs, each representing one ordinary share, have been listed on the NYSE since October 5, 2007. Our ADSs trade under the symbol “STV.” The NYSE is the principal trading market for our ADSs, which are not listed on any other exchanges in or outside the United States.

The high and low closing prices of our ADSs on the NYSE since listing are as follows:

	Price per ADS (US$)
	High	Low
Yearly:
2007(1)	51.08	25.60
2008	27.55	4.25
2009	11.31	5.83
2010	9.21	5.30
2011	7.42	3.17
Quarterly:
First Quarter, 2010	7.99	6.06
Second Quarter, 2010	7.62	5.30
Third Quarter, 2010	7.50	5.51
Fourth Quarter, 2010	9.21	6.22
First Quarter, 2011	7.42	5.82
Second Quarter, 2011	7.34	5.02
Third Quarter, 2011	5.44	3.88
Fourth Quarter, 2011	4.24	3.17
First Quarter, 2012	4.05	3.27
Monthly:
October 2011	4.03	3.51
November 2011	4.24	3.52
December 2011	3.72	3.17
January 2012	3.59	3.27
February 2012	4.03	3.56
March 2012	4.05	3.42
April 2012 (through April 16)	3.49	3.25

(1)	Our ADSs commenced trading on the NYSE on October 5, 2007.

As of March 31, 2012, a total of 28,769,682 ADSs were outstanding, excluding the 527,404 ADSs that were held for our account in preparation for exercise of share options by option holders under our employee stock incentive plans. As of March 31, 2011, 28,769,682 ordinary shares were registered in the name of Deutsche Bank Trust Company Americas, the depositary under the deposit agreement, excluding 527,404 ordinary shares that were issued and held for our account in preparation for exercise of share options by option holders under our employee stock incentive plans.

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

The Cayman Islands currently have no exchange control restrictions. Also see “Item 4. Information on the Company—B. Business Overview—Regulation—Foreign Currency Exchange” and “—Regulation of Foreign Exchange in Certain Onshore and Offshore Transactions” for information on foreign currency exchange in the PRC.

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

United States Federal Income Taxation

This section describes the material United States federal income tax consequences of owning ADSs. It applies to you only if you are a U.S. holder as defined below, and you hold your ADSs as capital assets for tax purposes. This section does not apply to you if you are a member of a special class of holders subject to special rules, including:

•	a dealer in securities,

•	a trader in securities that elects to use a mark-to-market method of accounting for securities holdings,

•	a tax-exempt organization,

•	a life insurance company,

•	a person liable for alternative minimum tax,

•	a person that actually or constructively owns 10% or more of our voting stock,

•	a person that holds ADSs as part of a straddle or a hedging or conversion transaction,

•	a person that purchases or sells ADSs as part of a wash sale for tax purposes, or

•	a person whose functional currency is not the U.S. dollar.

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

PFIC Rules

Based on an analysis of the value of our assets as of December 31 for the years 2009 through 2011, we were a PFIC during the taxable years 2009 through 2011 for U.S. federal income tax purposes. This conclusion is a factual determination that is made annually and thus we may or may not be a PFIC for the taxable year of 2012 and thereafter.

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

Because we were classified as a PFIC for the years described above, you will generally be subject to the special PFIC tax rules or, if you make a mark-to-market election, the mark-to-market rules as described below.

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

Interest Rate Risk

As of December 31, 2011, we had US$55.2 million in short-term borrowings, which bear a fixed interest rate, and no long-term borrowings. Our exposure to market risk for changes in interest rates relates primarily to the interest income generated by our cash deposits with the banks. We have not used any derivative financial instruments in our investment portfolio. Interest earning instruments carry a degree of interest rate risk. We have not been exposed, nor do we anticipate being exposed to material risks due to changes in interest rates. However, our future interest income may fall short of expectations due to changes in interest rates. In addition, we may borrow loans in the future and changes in interest rates may affect our finance cost.

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

Fluctuations in exchange rates may affect our costs, profit margins and net income. For example, in 2011, substantially all of our revenues were denominated in Renminbi and approximately 45.0% of our cost of revenues was denominated in U.S. dollars. In 2011, fluctuations in the exchange rates between the Renminbi and U.S. dollar and other foreign currencies resulted in a decrease in our net income of approximately US$0.1 million.

Fluctuations in exchange rates may also affect our balance sheet. For example, to the extent that we need to convert U.S. dollars received in our initial public offering into the Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount that we receive from the conversion. Conversely, if we decide to convert our Renminbi into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs or for other business purposes, appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amount available to us. Considering the amount of our cash and cash equivalents as of December 31, 2011, a 1.0% appreciation of the Renminbi against the U.S. dollar will result in an estimated increase of approximately US$1.9 million in our total amount of cash and cash equivalents, and a 1.0% appreciation of the U.S. dollar against the Renminbi will result in a decrease of approximately US$1.9 million in our total cash and cash equivalents.

Also see “Item 3. Key Information—D. Risk Factors—Risks Relating to the People’s Public of China—Fluctuations in exchange rates could result in foreign exchange currency losses.”

In April and May 2011, we entered into foreign currency forward contracts to facilitate the payment of a special cash dividend declared in November 2010, in an effort to reduce our exposure to foreign currency exchange risk.

Inflation

In recent years, inflation has not had a material impact on our results of operations. According to the National Bureau of Statistics of China, the change in Consumer Price Index in the PRC was 0.7%, 3.3% and 5.4% in 2009, 2010 and 2011, respectively. Although we have not been materially affected by inflation since our inception, we cannot assure you that we will not be affected in the future by higher rates of inflation in the PRC.

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

Payment Made by DBTCA to Our Company

For the year ended December 31, 2011, DBTCA reimbursed us US$0.6 million for contributions towards our investor relations activities and other miscellaneous expenses related to the listing of our ADSs on the NYSE. In addition, DBTCA paid an aggregate of US$28,851 on our behalf for organizing our annual general shareholders’ meeting for the year of 2011.

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

The net proceeds from our initial public offering to us, after deduction of fees and expenses, were approximately US$202.2 million. As of December 31, 2011, we had used all of the net proceeds from our initial public offering as follows: US$14.1 million to expand our business through acquisitions of or investment in other businesses and intellectual property (including US$3.1 million of the net proceeds to purchase the equity interest in N-S Digital TV from N-T Information Engineering and the digital watermarking and image tracing technologies from N-T Information Engineering and US$5 million to purchase equity interest in OpenV and US$6 million to purchase equity interest in 3DiJoy), US$56.5 million on general corporate purposes, US$16.1 million on purchasing of corporate bonds, US$16.3 million on our share repurchase plan and related transaction cost and US$99.2 million on payment of cash dividend.

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

As required by Section 404 of the Sarbanes-Oxley Act and related rules as promulgated by the SEC, our management, with the participation of our chief executive officer and chief financial officer, assessed the effectiveness of the internal control over financial reporting as of December 31, 2011 using criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Based on this evaluation, our management has concluded that the internal control over financial reporting was effective as of December 31, 2011 based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

The effectiveness of our internal control over financial reporting as of December 31, 2011 has been audited by Deloitte Touche Tohmatsu CPA Ltd., an independent registered public accounting firm, as stated in their report included elsewhere in this annual report.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of China Digital TV Holding Co., Ltd.

We have audited the internal control over financial reporting of China Digital TV Holding Co. Ltd. (the “Company”), its subsidiaries, its variable interest entity (the “VIE”) and the VIE’s subsidiaries (collectively, the “Group”) as of December 31, 2011, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Group’s internal control over financial reporting based on our audit.

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

In our opinion, the Group maintained, in all material respects, effective internal control over financial reporting as of December 31, 2011, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2011 of the Group and our report dated April 17, 2012 expressed an unqualified opinion on those financial statements.

/s/ Deloitte Touche Tohmatsu CPA Ltd.

Beijing, the People’s Republic of China

April 17, 2012

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

Item 16.

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

Deloitte Touche Tohmatsu CPA Ltd. has served as our independent registered public accounting firm for each of the fiscal years ended on December 31, 2010 and December 31, 2011, for which audited financial statements appear in this annual report on Form 20-F. The auditor is appointed by our board of directors and will hold office until our board of directors appoint another auditor.

Audit Fees

The aggregate fees billed in each of 2010 and 2011 for professional services rendered by our principal accountant for the audit of our annual financial statements or services that are normally provided by the accountant in connection with statutory or regulatory filings or engagements were US$0.8 million and US$0.9 million, respectively.

Audit-Related Fees

The aggregate fees billed in each of 2010 and 2011 for assurance and related services rendered by our principal accountant that are reasonably related to the performance of the audit or review of our financial statements and are not reported under the caption “Audit Fees” above were nil and nil, respectively.

Tax Fees

The aggregate fees billed in each of 2010 and 2011 for professional services relating to tax compliance, tax advice and tax planning rendered by our principal accountant were US$0.01 million and US$0.01 million, respectively.

All Other Fees

The aggregate fees billed in each of 2010 and 2011 for products and services provided by our principal accountant, other than the services reported above under the captions “Audit Fees,” “Audit-Related Fees” and “Tax Fees,” were nil and nil, respectively.

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

Item 16H.	Mine Safety Disclosure

Not Applicable.

PART III

Item 17.	Financial Statements

We have elected to provide financial statements and related information specified in Item 18.

Item 18.	Financial Statements

See “Index to Consolidated Financial Statements” for a list of all financial statements filed as part of this annual report.

Item 19.	Exhibits

Number	Description of Exhibit

1.1*	Second Amended and Restated Memorandum and Articles of Association of China Digital TV Holding Co., Ltd.

2.1*	Specimen of Share Certificate.

2.2*	Form of Deposit Agreement, including form of American Depositary Receipts.

2.3*	First Amended and Restated Shareholders Agreement of China Digital TV Holding Co., Ltd., dated September 13, 2007, among Novel-Tongfang Information Engineering Co., Ltd., Beijing Novel-Tongfang Digital TV Technology Co., Ltd., China Digital TV Technology Co., Ltd., China Capital Investment Holdings Limited, China Cast Investment Holdings Limited, SB Asia Infrastructure Fund L.P., Capital International Private Equity Fund IV, L.P., CGPE IV, L.P. and certain other shareholders.

4.1*	Asset Transfer Agreement, dated June 7, 2004, between Beijing Novel-Tongfang Digital TV Technology Co., Ltd. and Novel-Tongfang Information Engineering Co., Ltd.

4.2*	Equity Transfer Agreement, dated June 7, 2004, between Beijing Novel-Tongfang Digital TV Technology Co., Ltd. and Novel-Tongfang Information Engineering Co., Ltd. and related (i) Equity Entrustment Agreement, dated September 10, 2004, and (ii) Equity Purchase Entrustment Agreement, dated April 1, 2004, both between the same parties.

4.3*	Asset Purchase Agreement, dated June 8, 2004, between Beijing Novel-Tongfang Digital TV Technology Co., Ltd. and Beijing Super TV Co., Ltd.

4.4*	Equity Transfer Agreement, dated August 4, 2006, between Novel-Tongfang Information Engineering Co., Ltd. and Beijing Novel-Tongfang Digital TV Technology Co., Ltd. and related Equity Transfer Agreement, dated March 15, 2007, among Novel-Tongfang Information Engineering Co., Ltd., Beijing Novel-Tongfang Digital TV Technology Co., Ltd. and Panasonic Corporation of China.

4.5*	Asset Transfer Agreement, dated August 5, 2006, between Novel-Tongfang Information Engineering Co., Ltd. and Beijing Novel-Tongfang Digital TV Technology Co., Ltd. and the Supplemental Agreement thereto, dated April 6, 2007.

Number	Description of Exhibit

4.6*	Trademark Licensing Agreement entered into in March 2007 between Beijing Novel-Tongfang Information Engineering Co., Ltd. and Beijing Novel-Tongfang Digital TV Technology Co., Ltd.

4.7*	Equipment Leasing Agreement, dated June 7, 2004, between Beijing Novel-Tongfang Digital TV Technology Co., Ltd. and Beijing Super TV Co., Ltd.

4.8*	Technical Support and Related Service Agreement, dated June 7, 2004, between Beijing Novel-Tongfang Digital TV Technology Co., Ltd. and Beijing Super TV Co., Ltd.

4.9*	Technology License Agreement, dated June 7, 2004, between Beijing Novel-Tongfang Digital TV Technology Co., Ltd. and Beijing Super TV Co., Ltd.

4.10*	Technology Development Agreement, dated June 7, 2004, between Beijing Novel-Tongfang Digital TV Technology Co., Ltd. and Beijing Super TV Co., Ltd.

4.11*	Products and Software Purchase Agreement, dated June 7, 2004, between Beijing Novel-Tongfang Digital TV Technology Co., Ltd. and Beijing Super TV Co., Ltd.

4.12+	Letter of Consent, dated April 30, 2009, issued by Beijing Super TV Co., Ltd. to Beijing Novel-Super Digital TV Technology Co., Ltd.

4.13+	Equity Transfer Agreement, dated June 20, 2008 between Wei Gao and Junming Wu for Beijing Novel-Super Digital TV Technology Co., Ltd.

4.14+	Equity Transfer Agreement, dated November 24, 2008, between Novel-Tongfang Information Engineering Co., Ltd. and Shizhou Shen for Beijing Novel-Super Digital TV Technology Co., Ltd.

4.15+	Equity Transfer Agreement, dated November 24, 2008, between Novel-Tongfang Information Engineering Co., Ltd. and Lei Zhang for Beijing Novel-Super Digital TV Technology Co., Ltd.

4.16	Equity Transfer Option Agreement, dated June 7, 2004, among Beijing Super TV Co., Ltd., Novel-Tongfang Information Engineering Co., Ltd. and Li Yang*; the Supplemental Agreement thereto, dated September 1, 2005, among Beijing Super TV Co., Ltd., Novel-Tongfang Information Engineering Co., Ltd., Li Yang and Beijing Novel-Tongfang Digital TV Technology Co., Ltd.*; the No. 2 Supplemental Agreement thereto, dated August 18, 2007, among Beijing Super TV Co., Ltd., Novel-Tongfang Information Engineering Co., Ltd., Li Yang, Beijing Novel-Tongfang Digital TV Technology Co., Ltd. and Wei Gao*; the No. 3 Supplemental Agreement thereto, dated June 20, 2008, among Beijing Super TV Co., Ltd., Beijing Novel-Super Digital TV Technology Co., Ltd., Novel-Tongfang Information Engineering Co., Ltd., Wei Gao and Junming Wu+; the No. 4 Supplemental Agreement thereto, dated November 24, 2008, among Beijing Super TV Co., Ltd., Beijing Novel-Super Digital TV Technology Co., Ltd., Novel-Tongfang Information Engineering Co., Ltd., Junming Wu, Lei Zhang and Shizhou Shen+; and the No. 5 Supplemental Agreement thereto, dated July 11, 2011, among Beijing Super TV Co., Ltd., Beijing Novel-Super Digital TV Technology Co., Ltd., Junming Wu, Lei Zhang, Shizhou Shen, Wenjun Wang and Tianxing Wang.

4.17*	Share Pledge Agreement, dated September 1, 2005, between Novel-Tongfang Information Engineering Co., Ltd. and Beijing Super TV Co., Ltd.

4.18+	Termination Agreement of Share Pledge, dated November 24, 2008, between Beijing Super TV Co., Ltd. and Novel-Tongfang Information Engineering Co., Ltd.

Number	Description of Exhibit

4.19	Share Pledge Agreement, dated September 1, 2005, between Li Yang and Beijing Super TV Co., Ltd.*; the Supplemental Agreement thereto, dated August 18, 2007, among Li Yang, Beijing Super TV Co., Ltd. and Wei Gao*; the No. 2 Supplemental Agreement thereto, dated June 20, 2008, among Beijing Super TV Co., Ltd., Wei Gao and Junming Wu+; and the Share Pledge Termination Agreement, dated July 11, 2011 between Beijing Super TV Co., Ltd. and Junming Wu.

4.20+	Share Pledge Agreement, dated November 24, 2008, between Shizhou Shen and Beijing Super TV Co., Ltd.

4.21+	Share Pledge Agreement, dated November 24, 2008, between Lei Zhang and Beijing Super TV Co., Ltd.

4.22	Business Operating Agreement, dated September 1, 2005, among Beijing Super TV Co., Ltd., Novel-Tongfang Information Engineering Co., Ltd., Li Yang and Beijing Novel-Tongfang Digital TV Technology Co., Ltd. *; the Supplemental Agreement thereto, dated August 18, 2007, among Beijing Super TV Co., Ltd., Novel-Tongfang Information Engineering Co., Ltd., Li Yang, Beijing Novel-Tongfang Digital TV Technology Co., Ltd. and Wei Gao*; the No. 2 Supplemental Agreement thereto, dated June 20, 2008, among Beijing Super TV Co., Ltd., Beijing Novel-Super Digital TV Technology Co., Ltd., Novel-Tongfang Information Engineering Co., Ltd., Wei Gao and Junming Wu+; the No. 3 Supplemental Agreement thereto, dated November 24, 2008, among Beijing Super TV Co., Ltd., Beijing Novel-Super Digital TV Technology Co., Ltd., Novel-Tongfang Information Engineering Co., Ltd., Junming Wu, Lei Zhang and Shizhou Shen+; and the No. 4 Supplemental Agreement thereto, dated July 11, 2011, among Beijing Super TV Co., Ltd., Beijing Novel-Super Digital TV Technology Co., Ltd., Junming Wu, Lei Zhang, Shizhou Shen, Wenjun Wang and Tianxing Wang.

4.23*	Power of Attorney, dated September 1, 2005, of Novel-Tongfang Information Engineering Co., Ltd.

4.24*	Power of Attorney, dated August 18, 2007, of Wei Gao.

4.25+	Power of Attorney, dated June 20, 2008, of Junming Wu.

4.26+	Power of Attorney, dated November 24, 2008, of Shizhou Shen.

4.27+	Power of Attorney, dated November 24, 2008, of Lei Zhang.

4.28*	Entrusted Loan Agreement, dated August 23, 2004, among Beijing Super TV Co., Ltd., Beijing Novel-Tongfang Digital TV Technology Co., Ltd. and Bank of Beijing, Shangdi Branch.

4.29*	Entrusted Loan Agreement, dated July 13, 2004, among Beijing Super TV Co., Ltd., Novel-Tongfang Information Engineering Co., Ltd. and Bank of Beijing, Shangdi Branch.

4.30*	Entrusted Loan Agreement, dated August 25, 2005, among Beijing Super TV Co., Ltd., Novel-Tongfang Information Engineering Co., Ltd. and Bank of Beijing, Shangdi Branch.

4.31*	Loan Agreement, dated April 4, 2007, between Beijing Super TV Co., Ltd. and Novel-Tongfang Information Engineering Co., Ltd. and the related Entrusted Loan Agreement, dated April 12, 2007, among Beijing Super TV Co., Ltd., Novel-Tongfang Information Engineering Co., Ltd. and Bank of Beijing, Shangdi Branch.

4.32+	Loan Agreement, dated November 24, 2008, between Shizhou Shen and Beijing Super TV Co., Ltd.

Number	Description of Exhibit

4.33+	Loan Agreement, dated November 24, 2008, between Lei Zhang and Beijing Super TV Co., Ltd.

4.34*	Service Agreement, dated April 2, 2007, between Novel-Tongfang Information Engineering Co., Ltd. and Beijing Novel-Tongfang Digital TV Technology Co., Ltd.

4.35*	Interest Payment Agreement, dated November 30, 2006, between Beijing Novel-Tongfang Digital TV Technology Co., Ltd. and Beijing Super TV Co., Ltd.

4.36*	Form of Property Lease Agreement.

4.37*	Fixed Assets Transfer Agreement, dated March 28, 2007, between Beijing Novel-Tongfang Digital TV Technology Co., Ltd. and Beijing Super TV Co., Ltd.

4.38*	Form of Employment Agreement and related Form of Agreement on Confidentiality and Intellectual Property.

4.39*	Form of Non-Disclosure, Non-Competition, Commitment and Proprietary Information Agreement.

4.40*	Form of Indemnification Agreement for Directors.

4.41*	Amended and Restated 2005 Stock Incentive Plan of China Digital TV Holding Co., Ltd. and form of share option agreement.

4.42††*	Cooperation Agreement, dated January 5, 2007, between Beijing Novel-Tongfang Digital TV Technology Co., Ltd. and Jiangsu Qingda Science and Technology Industries Co., Ltd.

4.43*	Cooperation Agreement, dated July 18, 2007, between Beijing Novel-Tongfang Digital TV Technology Co., Ltd. and China Electronics Smart Card Co., Ltd.

4.44*	2008 Stock Incentive Plan of China Digital TV Holding Co., Ltd.

4.45#	Agreement for Equity Transfer of Beijing Novel-Super Digital TV Technology Co., Ltd., dated December 2007, between China Digital TV Technology Co., Ltd. and Golden Benefit Technology Co., Ltd.

4.46+	Intellectual Property Transfer Agreement, dated August 13, 2008, between Novel-Tongfang Information Engineering Co., Ltd. and Beijing Super TV Co., Ltd.

4.47+	Equity Transfer Agreement, dated October 5, 2008, between Beijing Super TV Co., Ltd. and Beijing Novel-Super Digital TV Technology Co., Ltd.

4.48+	Framework Agreement for Purchase of Computer Chips, dated December 12, 2008, between Beijing Super TV Co., Ltd. and Beijing Novel-Super Digital TV Technology Co., Ltd.

4.49**	Framework Agreement for Sale of Software Products, dated July 14, 2009, between Beijing Super TV Co., Ltd. and Beijing Novel-Super Digital TV Technology Co., Ltd.

4.50**	Equity Transfer Agreement, dated February 26, 2010, between Beijing Novel-Super Digital TV Technology Co., Ltd. and Beijing Shi Xun Hu Lian Technology Co., Ltd.

4.51##	Shareholders’ Agreement, dated December 1, 2010, between Beijing Super TV Co., Ltd. and Beijing Yuewu Yuntian Software Technology Co., Ltd.

Number	Description of Exhibit

4.52##	Shareholders’ Agreement, dated April 29, 2011, between Beijing Super TV Co., Ltd. and Beijing Ying Zhi Cheng Technology Co., Ltd.

4.53##	2010 Stock Incentive Plan of China Digital TV Holding Co., Ltd.

4.54	Loan Agreement, dated July 11, 2011, between Lei Zhang and Beijing Super TV Co., Ltd.

4.55	Loan Agreement, dated July 11, 2011, between Tianxing Wang and Beijing Super TV Co., Ltd.

4.56	Loan Agreement, dated July 11, 2011, between Wenjun Wang and Beijing Super TV Co., Ltd.

4.57	Capital Increase and Equity Transfer Agreement, dated July 11, 2011, between Junming Wu, Lei Zhang, Shizhou Shen, Wenjun Wang, Tianxing Wang and Beijing Novel-Super Digital TV Technology Co., Ltd.

4.58	Power of Attorney, dated July 11, 2011, of Lei Zhang.

4.59	Power of Attorney, dated July 11, 2011, of Shizhou Shen.

4.60	Power of Attorney, dated July 11, 2011, of Tianxing Wang.

4.61	Power of Attorney, dated July 11, 2011, of Wenjun Wang.

4.62	Share Pledge Agreement, dated July 11, 2011, between Lei Zhang and Beijing Super TV Co., Ltd.

4.63	Share Pledge Agreement, dated July 11, 2011, between Shizhou Shen and Beijing Super TV Co., Ltd.

4.64	Share Pledge Agreement, dated July 11, 2011, between Tianxing Wang and Beijing Super TV Co., Ltd.

4.65	Share Pledge Agreement, dated July 11, 2011, between Wenjun Wang and Beijing Super TV Co., Ltd.

4.66	Written Undertaking, dated November 22, 2011, among Beijing Super TV Co., Ltd., Beijing Novel-Super Digital TV Technology Co., Ltd., Lei Zhang, Shizhou Shen, Wenjun Wang and Tianxing Wang.

4.67	Power of Attorney, dated January 16, 2012, of Lei Zhang.

4.68	Power of Attorney, dated January 16, 2012, of Shizhou Shen.

4.69	Power of Attorney, dated January 16, 2012, of Tianxing Wang.

4.70	Power of Attorney, dated January 16, 2012, of Wenjun Wang.

4.71	Share Pledge Agreement, dated January 16, 2012, between Lei Zhang and Beijing Super TV Co., Ltd.

4.72	Share Pledge Agreement, dated January 16, 2012, between Shizhou Shen and Beijing Super TV Co., Ltd.

4.73	Share Pledge Agreement, dated January 16, 2012, between Tianxing Wang and Beijing Super TV Co., Ltd.

Number	Description of Exhibit

4.74	Share Pledge Agreement, dated January 16, 2012, between Wenjun Wang and Beijing Super TV Co., Ltd.

4.75	Supplemental Agreement to Loan Agreements, dated January 16, 2012, among Beijing Super TV Co., Ltd., Lei Zhang, Shizhou Shen, Wenjun Wang and Tianxing Wang.

4.76	Supplemental Agreement, dated February 9, 2012, among Beijing Super TV Co., Ltd., Beijing Novel-Super Digital TV Technology Co., Ltd., Lei Zhang, Shizhou Shen, Wenjun Wang and Tianxing Wang.

4.77	Cooperation Termination Agreement, dated November 9, 2011, between Dongguan SuperTV Video Info Co., Ltd. and the Dongguan branch of the Guangdong Broadcasting TV Network Co., Ltd.

4.78	Capital Increase Agreement, dated May 24, 2011, among Beijing Super TV Co., Ltd., Beijing Novel-Super Digital TV Technology Co., Ltd., Ying Zhi Cheng Technology Co., Ltd. and Beijing Joysee Technology Co., Ltd.

4.79	First Amendment to First Amended and Restated Shareholders Agreement of China Digital TV Holding Co., Ltd., dated June 14, 2011, among China Digital TV Technology Co., Ltd., Beijing Novel-Super Digital TV Technology Co., Ltd., China Cast Investment Holdings Limited, SB Asia Infrastructure Fund L.P., Capital International Private Equity Fund IV, L.P., CGPE IV, L.P. and certain other shareholders.

8.1	List of Subsidiaries of China Digital TV Holding Co., Ltd.

11.1*	Code of Business Conduct and Ethics of China Digital TV Holding Co., Ltd.

12.1	CEO Certification pursuant to Rule 13a - 14(a).

12.2	CFO Certification pursuant to Rule 13a - 14(a).

13.1	CEO Certification pursuant to Rule 13a - 14(b).

13.2	CFO Certification pursuant to Rule 13a - 14(b).

23.1	Consent of Deloitte Touche Tohmatsu CPA Ltd.

23.2	Consent of King & Wood Mallesons, PRC Lawyers.

101.INS†	XBRL Instance Document

101.SCH†	XBRL Taxonomy Extension Schema Document

101.CAL†	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF†	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB†	XBRL Taxonomy Extension Label Linkbase Document

101.PRE†	XBRL Taxonomy Extension Presentation Linkbase Document

††	Portions of the agreement have been omitted pursuant to a confidential treatment request and have been filed with the SEC separately with a confidential treatment request.
*	Previously filed as an exhibit to the Registration Statement on Form F-1 (File No. 333-146072) of China Digital TV Holding Co., Ltd. and incorporated herein by reference thereto.
#	Previously filed as an exhibit to the annual report on Form 20-F (File No. 001-33692) of China Digital TV Holding Co., Ltd. filed with the SEC on June 18, 2008 and incorporated herein by reference thereto.
+	Previously filed as an exhibit to the annual report on Form 20-F (File No. 001-33692) of China Digital TV Holding Co., Ltd. filed with the SEC on May 20, 2009 and incorporated herein by reference thereto.
**	Previously filed as an exhibit to the annual report on Form 20-F (File No. 001-33692) of China Digital TV Holding Co., Ltd. filed with the SEC on April 30, 2010 and incorporated herein by reference thereto.
##

Previously filed as an exhibit to the annual report on Form 20-F (File No. 001-33692) of China Digital TV Holding Co., Ltd. filed with the SEC on May 12, 2011 and incorporated herein by reference thereto.

†	XBRL (Extensible Business Reporting Language) information is furnished and not filed or a part of a registration statement or prospectus for purposes of Sections 11 or 12 of the Securities Act of 1933, is deemed not filed for purposes of Section 18 of the Securities Exchange Act of 1934, and otherwise is not subject to liability under these sections.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

CHINA DIGITAL TV HOLDING CO., LTD.

By:	/s/ Jianhua Zhu
Name:	Jianhua Zhu
Title:	Chairman and Chief Executive Officer

Date: April 17, 2012

EXHIBIT INDEX

Number	Description of Exhibit

1.1*	Second Amended and Restated Memorandum and Articles of Association of China Digital TV Holding Co., Ltd.

2.1*	Specimen of Share Certificate.

2.2*	Form of Deposit Agreement, including form of American Depositary Receipts.

2.3*	First Amended and Restated Shareholders Agreement of China Digital TV Holding Co., Ltd., dated September 13, 2007, among Novel-Tongfang Information Engineering Co., Ltd., Beijing Novel-Tongfang Digital TV Technology Co., Ltd., China Digital TV Technology Co., Ltd., China Capital Investment Holdings Limited, China Cast Investment Holdings Limited, SB Asia Infrastructure Fund L.P., Capital International Private Equity Fund IV, L.P., CGPE IV, L.P. and certain other shareholders.

4.1*	Asset Transfer Agreement, dated June 7, 2004, between Beijing Novel-Tongfang Digital TV Technology Co., Ltd. and Novel-Tongfang Information Engineering Co., Ltd.

4.2*	Equity Transfer Agreement, dated June 7, 2004, between Beijing Novel-Tongfang Digital TV Technology Co., Ltd. and Novel-Tongfang Information Engineering Co., Ltd. and related (i) Equity Entrustment Agreement, dated September 10, 2004, and (ii) Equity Purchase Entrustment Agreement, dated April 1, 2004, both between the same parties.

4.3*	Asset Purchase Agreement, dated June 8, 2004, between Beijing Novel-Tongfang Digital TV Technology Co., Ltd. and Beijing Super TV Co., Ltd.

4.4*	Equity Transfer Agreement, dated August 4, 2006, between Novel-Tongfang Information Engineering Co., Ltd. and Beijing Novel-Tongfang Digital TV Technology Co., Ltd. and related Equity Transfer Agreement, dated March 15, 2007, among Novel-Tongfang Information Engineering Co., Ltd., Beijing Novel-Tongfang Digital TV Technology Co., Ltd. and Panasonic Corporation of China.

4.5*	Asset Transfer Agreement, dated August 5, 2006, between Novel-Tongfang Information Engineering Co., Ltd. and Beijing Novel-Tongfang Digital TV Technology Co., Ltd. and the Supplemental Agreement thereto, dated April 6, 2007.

4.6*	Trademark Licensing Agreement entered into in March 2007 between Beijing Novel-Tongfang Information Engineering Co., Ltd. and Beijing Novel-Tongfang Digital TV Technology Co., Ltd.

4.7*	Equipment Leasing Agreement, dated June 7, 2004, between Beijing Novel-Tongfang Digital TV Technology Co., Ltd. and Beijing Super TV Co., Ltd.

4.8*	Technical Support and Related Service Agreement, dated June 7, 2004, between Beijing Novel-Tongfang Digital TV Technology Co., Ltd. and Beijing Super TV Co., Ltd.

4.9*	Technology License Agreement, dated June 7, 2004, between Beijing Novel-Tongfang Digital TV Technology Co., Ltd. and Beijing Super TV Co., Ltd.

4.10*	Technology Development Agreement, dated June 7, 2004, between Beijing Novel-Tongfang Digital TV Technology Co., Ltd. and Beijing Super TV Co., Ltd.

Number	Description of Exhibit

4.11*	Products and Software Purchase Agreement, dated June 7, 2004, between Beijing Novel-Tongfang Digital TV Technology Co., Ltd. and Beijing Super TV Co., Ltd.

4.12+	Letter of Consent, dated April 30, 2009, issued by Beijing Super TV Co., Ltd. to Beijing Novel-Super Digital TV Technology Co., Ltd.

4.13+	Equity Transfer Agreement, dated June 20, 2008 between Wei Gao and Junming Wu for Beijing Novel-Super Digital TV Technology Co., Ltd.

4.14+	Equity Transfer Agreement, dated November 24, 2008, between Novel-Tongfang Information Engineering Co., Ltd. and Shizhou Shen for Beijing Novel-Super Digital TV Technology Co., Ltd.

4.15+	Equity Transfer Agreement, dated November 24, 2008, between Novel-Tongfang Information Engineering Co., Ltd. and Lei Zhang for Beijing Novel-Super Digital TV Technology Co., Ltd.

4.16	Equity Transfer Option Agreement, dated June 7, 2004, among Beijing Super TV Co., Ltd., Novel-Tongfang Information Engineering Co., Ltd. and Li Yang*; the Supplemental Agreement thereto, dated September 1, 2005, among Beijing Super TV Co., Ltd., Novel-Tongfang Information Engineering Co., Ltd., Li Yang and Beijing Novel-Tongfang Digital TV Technology Co., Ltd.*; the No. 2 Supplemental Agreement thereto, dated August 18, 2007, among Beijing Super TV Co., Ltd., Novel-Tongfang Information Engineering Co., Ltd., Li Yang, Beijing Novel-Tongfang Digital TV Technology Co., Ltd. and Wei Gao*; the No. 3 Supplemental Agreement thereto, dated June 20, 2008, among Beijing Super TV Co., Ltd., Beijing Novel-Super Digital TV Technology Co., Ltd., Novel-Tongfang Information Engineering Co., Ltd., Wei Gao and Junming Wu+; the No. 4 Supplemental Agreement thereto, dated November 24, 2008, among Beijing Super TV Co., Ltd., Beijing Novel-Super Digital TV Technology Co., Ltd., Novel-Tongfang Information Engineering Co., Ltd., Junming Wu, Lei Zhang and Shizhou Shen+; and the No. 5 Supplemental Agreement thereto, dated July 11, 2011, among Beijing Super TV Co., Ltd., Beijing Novel-Super Digital TV Technology Co., Ltd., Junming Wu, Lei Zhang, Shizhou Shen, Wenjun Wang and Tianxing Wang.

4.17*	Share Pledge Agreement, dated September 1, 2005, between Novel-Tongfang Information Engineering Co., Ltd. and Beijing Super TV Co., Ltd.

4.18+	Termination Agreement of Share Pledge, dated November 24, 2008, between Beijing Super TV Co., Ltd. and Novel-Tongfang Information Engineering Co., Ltd.

4.19	Share Pledge Agreement, dated September 1, 2005, between Li Yang and Beijing Super TV Co., Ltd.*; the Supplemental Agreement thereto, dated August 18, 2007, among Li Yang, Beijing Super TV Co., Ltd. and Wei Gao*; the No. 2 Supplemental Agreement thereto, dated June 20, 2008, among Beijing Super TV Co., Ltd., Wei Gao and Junming Wu+; and the Share Pledge Termination Agreement, dated July 11, 2011 between Beijing Super TV Co., Ltd. and Junming Wu.

4.20+	Share Pledge Agreement, dated November 24, 2008, between Shizhou Shen and Beijing Super TV Co., Ltd.

4.21+	Share Pledge Agreement, dated November 24, 2008, between Lei Zhang and Beijing Super TV Co., Ltd.

Number	Description of Exhibit

4.22	Business Operating Agreement, dated September 1, 2005, among Beijing Super TV Co., Ltd., Novel-Tongfang Information Engineering Co., Ltd., Li Yang and Beijing Novel-Tongfang Digital TV Technology Co., Ltd. *; the Supplemental Agreement thereto, dated August 18, 2007, among Beijing Super TV Co., Ltd., Novel-Tongfang Information Engineering Co., Ltd., Li Yang, Beijing Novel-Tongfang Digital TV Technology Co., Ltd. and Wei Gao*; the No. 2 Supplemental Agreement thereto, dated June 20, 2008, among Beijing Super TV Co., Ltd., Beijing Novel-Super Digital TV Technology Co., Ltd., Novel-Tongfang Information Engineering Co., Ltd., Wei Gao and Junming Wu+; the No. 3 Supplemental Agreement thereto, dated November 24, 2008, among Beijing Super TV Co., Ltd., Beijing Novel-Super Digital TV Technology Co., Ltd., Novel-Tongfang Information Engineering Co., Ltd., Junming Wu, Lei Zhang and Shizhou Shen+; and the No. 4 Supplemental Agreement thereto, dated July 11, 2011, among Beijing Super TV Co., Ltd., Beijing Novel-Super Digital TV Technology Co., Ltd., Junming Wu, Lei Zhang, Shizhou Shen, Wenjun Wang and Tianxing Wang.

4.23*	Power of Attorney, dated September 1, 2005, of Novel-Tongfang Information Engineering Co., Ltd.

4.24*	Power of Attorney, dated August 18, 2007, of Wei Gao.

4.25+	Power of Attorney, dated June 20, 2008, of Junming Wu.

4.26+	Power of Attorney, dated November 24, 2008, of Shizhou Shen.

4.27+	Power of Attorney, dated November 24, 2008, of Lei Zhang.

4.28*	Entrusted Loan Agreement, dated August 23, 2004, among Beijing Super TV Co., Ltd., Beijing Novel-Tongfang Digital TV Technology Co., Ltd. and Bank of Beijing, Shangdi Branch.

4.29*	Entrusted Loan Agreement, dated July 13, 2004, among Beijing Super TV Co., Ltd., Novel-Tongfang Information Engineering Co., Ltd. and Bank of Beijing, Shangdi Branch.

4.30*	Entrusted Loan Agreement, dated August 25, 2005, among Beijing Super TV Co., Ltd., Novel-Tongfang Information Engineering Co., Ltd. and Bank of Beijing, Shangdi Branch.

4.31*	Loan Agreement, dated April 4, 2007, between Beijing Super TV Co., Ltd. and Novel-Tongfang Information Engineering Co., Ltd. and the related Entrusted Loan Agreement, dated April 12, 2007, among Beijing Super TV Co., Ltd., Novel-Tongfang Information Engineering Co., Ltd. and Bank of Beijing, Shangdi Branch.

4.32+	Loan Agreement, dated November 24, 2008, between Shizhou Shen and Beijing Super TV Co., Ltd.

4.33+	Loan Agreement, dated November 24, 2008, between Lei Zhang and Beijing Super TV Co., Ltd.

4.34*	Service Agreement, dated April 2, 2007, between Novel-Tongfang Information Engineering Co., Ltd. and Beijing Novel-Tongfang Digital TV Technology Co., Ltd.

4.35*	Interest Payment Agreement, dated November 30, 2006, between Beijing Novel-Tongfang Digital TV Technology Co., Ltd. and Beijing Super TV Co., Ltd.

4.36*	Form of Property Lease Agreement.

4.37*	Fixed Assets Transfer Agreement, dated March 28, 2007, between Beijing Novel-Tongfang Digital TV Technology Co., Ltd. and Beijing Super TV Co., Ltd.

Number	Description of Exhibit

4.38*	Form of Employment Agreement and related Form of Agreement on Confidentiality and Intellectual Property.

4.39*	Form of Non-Disclosure, Non-Competition, Commitment and Proprietary Information Agreement.

4.40*	Form of Indemnification Agreement for Directors.

4.41*	Amended and Restated 2005 Stock Incentive Plan of China Digital TV Holding Co., Ltd. and form of share option agreement.

4.42††*	Cooperation Agreement, dated January 5, 2007, between Beijing Novel-Tongfang Digital TV Technology Co., Ltd. and Jiangsu Qingda Science and Technology Industries Co., Ltd.

4.43*	Cooperation Agreement, dated July 18, 2007, between Beijing Novel-Tongfang Digital TV Technology Co., Ltd. and China Electronics Smart Card Co., Ltd.

4.44*	2008 Stock Incentive Plan of China Digital TV Holding Co., Ltd.

4.45#	Agreement for Equity Transfer of Beijing Novel-Super Digital TV Technology Co., Ltd., dated December 2007, between China Digital TV Technology Co., Ltd. and Golden Benefit Technology Co., Ltd.

4.46+	Intellectual Property Transfer Agreement, dated August 13, 2008, between Novel-Tongfang Information Engineering Co., Ltd. and Beijing Super TV Co., Ltd.

4.47+	Equity Transfer Agreement, dated October 5, 2008, between Beijing Super TV Co., Ltd. and Beijing Novel-Super Digital TV Technology Co., Ltd.

4.48+	Framework Agreement for Purchase of Computer Chips, dated December 12, 2008, between Beijing Super TV Co., Ltd. and Beijing Novel-Super Digital TV Technology Co., Ltd.

4.49**	Framework Agreement for Sale of Software Products, dated July 14, 2009, between Beijing Super TV Co., Ltd. and Beijing Novel-Super Digital TV Technology Co., Ltd.

4.50**	Equity Transfer Agreement, dated February 26, 2010, between Beijing Novel-Super Digital TV Technology Co., Ltd. and Beijing Shi Xun Hu Lian Technology Co., Ltd.

4.51##	Shareholders’ Agreement, dated December 1, 2010, between Beijing Super TV Co., Ltd. and Beijing Yuewu Yuntian Software Technology Co., Ltd.

4.52##	Shareholders’ Agreement, dated April 29, 2011, between Beijing Super TV Co., Ltd. and Beijing Ying Zhi Cheng Technology Co., Ltd.

4.53##	2010 Stock Incentive Plan of China Digital TV Holding Co., Ltd.

4.54	Loan Agreement, dated July 11, 2011, between Lei Zhang and Beijing Super TV Co., Ltd.

4.55	Loan Agreement, dated July 11, 2011, between Tianxing Wang and Beijing Super TV Co., Ltd.

4.56	Loan Agreement, dated July 11, 2011, between Wenjun Wang and Beijing Super TV Co., Ltd.

4.57	Capital Increase and Equity Transfer Agreement, dated July 11, 2011, between Junming Wu, Lei Zhang, Shizhou Shen, Wenjun Wang, Tianxing Wang and Beijing Novel-Super Digital TV Technology Co., Ltd.

Number	Description of Exhibit

4.58	Power of Attorney, dated July 11, 2011, of Lei Zhang.

4.59	Power of Attorney, dated July 11, 2011, of Shizhou Shen.

4.60	Power of Attorney, dated July 11, 2011, of Tianxing Wang.

4.61	Power of Attorney, dated July 11, 2011, of Wenjun Wang.

4.62	Share Pledge Agreement, dated July 11, 2011, between Lei Zhang and Beijing Super TV Co., Ltd.

4.63	Share Pledge Agreement, dated July 11, 2011, between Shizhou Shen and Beijing Super TV Co., Ltd.

4.64	Share Pledge Agreement, dated July 11, 2011, between Tianxing Wang and Beijing Super TV Co., Ltd.

4.65	Share Pledge Agreement, dated July 11, 2011, between Wenjun Wang and Beijing Super TV Co., Ltd.

4.66	Written Undertaking, dated November 22, 2011, among Beijing Super TV Co., Ltd., Beijing Novel-Super Digital TV Technology Co., Ltd., Lei Zhang, Shizhou Shen, Wenjun Wang and Tianxing Wang.

4.67	Power of Attorney, dated January 16, 2012, of Lei Zhang.

4.68	Power of Attorney, dated January 16, 2012, of Shizhou Shen.

4.69	Power of Attorney, dated January 16, 2012, of Tianxing Wang.

4.70	Power of Attorney, dated January 16, 2012, of Wenjun Wang.

4.71	Share Pledge Agreement, dated January 16, 2012, between Lei Zhang and Beijing Super TV Co., Ltd.

4.72	Share Pledge Agreement, dated January 16, 2012, between Shizhou Shen and Beijing Super TV Co., Ltd.

4.73	Share Pledge Agreement, dated January 16, 2012, between Tianxing Wang and Beijing Super TV Co., Ltd.

4.74	Share Pledge Agreement, dated January 16, 2012, between Wenjun Wang and Beijing Super TV Co., Ltd.

4.75	Supplemental Agreement to Loan Agreements, dated January 16, 2012, among Beijing Super TV Co., Ltd., Lei Zhang, Shizhou Shen, Wenjun Wang and Tianxing Wang.

4.76	Supplemental Agreement, dated February 9, 2012, among Beijing Super TV Co., Ltd., Beijing Novel-Super Digital TV Technology Co., Ltd., Lei Zhang, Shizhou Shen, Wenjun Wang and Tianxing Wang.

4.77	Cooperation Termination Agreement, dated November 9, 2011, between Dongguan SuperTV Video Info Co., Ltd. and the Dongguan branch of the Guangdong Broadcasting TV Network Co., Ltd.

Number	Description of Exhibit

4.78	Capital Increase Agreement, dated May 24, 2011, among Beijing Super TV Co., Ltd., Beijing Novel-Super Digital TV Technology Co., Ltd., Ying Zhi Cheng Technology Co., Ltd. and Beijing Joysee Technology Co., Ltd.

4.79	First Amendment to First Amended and Restated Shareholders Agreement of China Digital TV Holding Co., Ltd., dated June 14, 2011, among China Digital TV Technology Co., Ltd., Beijing Novel-Super Digital TV Technology Co., Ltd., China Cast Investment Holdings Limited, SB Asia Infrastructure Fund L.P., Capital International Private Equity Fund IV, L.P., CGPE IV, L.P. and certain other shareholders.

8.1	List of Subsidiaries of China Digital TV Holding Co., Ltd.

11.1*	Code of Business Conduct and Ethics of China Digital TV Holding Co., Ltd.

12.1	CEO Certification pursuant to Rule 13a - 14(a).

12.2	CFO Certification pursuant to Rule 13a - 14(a).

13.1	CEO Certification pursuant to Rule 13a - 14(b).

13.2	CFO Certification pursuant to Rule 13a - 14(b).

23.1	Consent of Deloitte Touche Tohmatsu CPA Ltd.

23.2	Consent of King & Wood Mallesons, PRC Lawyers.

101.INS†	XBRL Instance Document

101.SCH†	XBRL Taxonomy Extension Schema Document

101.CAL†	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF†	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB†	XBRL Taxonomy Extension Label Linkbase Document

101.PRE†	XBRL Taxonomy Extension Presentation Linkbase Document

††	Portions of the agreement have been omitted pursuant to a confidential treatment request and have been filed with the SEC separately with a confidential treatment request.
*	Previously filed as an exhibit to the Registration Statement on Form F-1 (File No. 333-146072) of China Digital TV Holding Co., Ltd. and incorporated herein by reference thereto.
#	Previously filed as an exhibit to the annual report on Form 20-F (File No. 001-33692) of China Digital TV Holding Co., Ltd. filed with the SEC on June 18, 2008 and incorporated herein by reference thereto.
+	Previously filed as an exhibit to the annual report on Form 20-F (File No. 001-33692) of China Digital TV Holding Co., Ltd. filed with the SEC on May 20, 2009 and incorporated herein by reference thereto.
**	Previously filed as an exhibit to the annual report on Form 20-F (File No. 001-33692) of China Digital TV Holding Co., Ltd. filed with the SEC on April 30, 2010 and incorporated herein by reference thereto.
##

Previously filed as an exhibit to the annual report on Form 20-F (File No. 001-33692) of China Digital TV Holding Co., Ltd. filed with the SEC on May 12, 2011 and incorporated herein by reference thereto.

†	XBRL (Extensible Business Reporting Language) information is furnished and not filed or a part of a registration statement or prospectus for purposes of Sections 11 or 12 of the Securities Act of 1933, is deemed not filed for purposes of Section 18 of the Securities Exchange Act of 1934, and otherwise is not subject to liability under these sections.

CHINA DIGITAL TV HOLDING CO., LTD.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF

CHINA DIGITAL TV HOLDING CO., LTD.

We have audited the accompanying consolidated balance sheets of China Digital TV Holding Co., Ltd. (the “Company”), its subsidiaries, and its variable interest entity (the “VIE”) and the VIE’s subsidiaries (collectively, the “Group”) as of December 31, 2010 and 2011, and the related consolidated statements of operations, equity and comprehensive income, and cash flows for each of the three years in the period ended December 31, 2011. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Group as of December 31, 2010 and 2011, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2011, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Group’s internal control over financial reporting as of December 31, 2011, based on the criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 17, 2012 expressed an unqualified opinion on the Group’s internal control over financial reporting.

/s/ Deloitte Touche Tohmatsu CPA Ltd.

Beijing, The People’s Republic of China

April 17, 2012

CHINA DIGITAL TV HOLDING CO., LTD.

CONSOLIDATED BALANCE SHEETS

(In U.S. dollars in thousands, except share data)

	As of December 31,
	2010	2011
ASSETS

Current assets:
Cash and cash equivalents	$148,944	$201,557
Restricted cash	16	55,679
Bank deposits maturing over three months	41,667	—
Held-to-maturity securities	26,984	—
Notes receivable	2,387	9,168
Accounts receivable, net of allowance for doubtful accounts of $758 and $845 as of December 31, 2010 and 2011, respectively	24,214	31,030
Inventories	3,001	3,918
Prepaid expenses and other current assets	12,063	6,768
Deferred costs-current	323	524
Deferred income tax assets-current	941	1,352

Total current assets	260,540	309,996
Property and equipment, net	2,329	1,751
Intangible assets, net	675	450
Goodwill	516	541
Equity method investments	8,824	7,766
Deferred costs-non-current	515	379
Deferred income tax assets - non-current	243	455

Total assets	$273,642	$321,338

TOTAL LIABILITIES AND EQUITY

Current liabilities:
Short-term loan (of which nil as of December 31, 2010 and 2011 belonging to the consolidated VIE and VIE’s subsidiaries without recourse to the Company, respectively)	$—	$55,193
Accounts payable (of which $1,074 and $1,222 as of December 31, 2010 and 2011 belonging to the consolidated VIE and VIE’s subsidiaries without recourse to the Company, respectively)	1,540	1,487
Accrued expenses and other current liabilities (of which $3,503 and $3,754 as of December 31, 2010 and 2011 belonging to the consolidated VIE and VIE’s subsidiaries without recourse to the Company, respectively)	8,848	9,313
Deferred revenue-current (of which $5,240 and $6,005 as of December 31, 2010 and 2011 belonging to the consolidated VIE and VIE’s subsidiaries without recourse to the Company, respectively)	5,904	7,745
Dividend payable (of which nil as of December 31, 2010 and 2011 belonging to the consolidated VIE and VIE’s subsidiaries without recourse to the Company, respectively)	77,333	33,172
Income tax payable (of which $189 and $353 as of December 31, 2010 and 2011 belonging to the consolidated VIE and VIE’s subsidiaries without recourse to the Company, respectively	220	1,902

Total current liabilities	93,845	108,812
Deferred revenue-non-current (of which $777 and $401 as of December 31, 2010 and 2011 belonging to the consolidated VIE and VIE’s subsidiaries without recourse to the Company, respectively)	777	401
Government subsidies (of which nil as of December 31, 2010 and 2011 belonging to the consolidated VIE and VIE’s subsidiaries without recourse to the Company, respectively)	—	1,803

Total Liabilities	94,622	111,016

CHINA DIGITAL TV HOLDING CO., LTD.

CONSOLIDATED BALANCE SHEETS - continued

(In U.S. dollars in thousands, except share data)

	As of December 31,
	2010	2011
Commitments (Note 24)

Equity:
China Digital TV Holding Co., Ltd. Shareholders’ equity:
Ordinary shares ($0.0005 par value; 200,000,000 and 200,000,000 shares authorized, 58,817,987 and 58,981,890 shares issued and outstanding as of December 31, 2010 and 2011, respectively)	29	29
Additional paid-in capital	118,799	126,583
Statutory reserve	17,324	17,694
Retained earnings	28,788	36,401
Accumulated other comprehensive income	13,560	25,735

Total China Digital TV Holding Co., Ltd. shareholders’ equity	178,500	206,442

Noncontrolling interest	520	3,880

Total equity	179,020	210,322

TOTAL LIABILITIES AND EQUITY	$273,642	$321,338

The accompanying notes are an integral part of these consolidated financial statements.

CHINA DIGITAL TV HOLDING CO., LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS

(In U.S. dollars in thousands, except share data)

	For the years ended December 31,
	2009	2010	2011
Revenues
Products	$49,146	$82,518	$95,162
Services	5,918	5,225	5,378

Total revenues	55,064	87,743	100,540
Business taxes	(360)	(620)	(1,445)

Net revenues	54,704	87,123	99,095

Cost of revenues (including share-based compensation of $30, $10 and $52 for 2009, 2010 and 2011, respectively)
Products	9,716	15,148	16,100
Services	3,686	3,040	3,027

Total cost of revenues	13,402	18,188	19,127

Gross profit	41,302	68,935	79,968

Operating expenses:
Research and development (including share-based compensation of $713, $393, and $1,025 for 2009, 2010 and 2011, respectively)	8,779	10,432	13,140
Selling and marketing (including share-based compensation of $447, $384 and $633 for 2009, 2010 and 2011, respectively)	7,203	8,504	12,377
General and administrative (including share-based compensation of $472, $691, and $3,852 for 2009, 2010 and 2011, respectively)	4,793	6,389	9,723

Total operating expenses	20,775	25,325	35,240

Income from operations	20,527	43,610	44,728
Interest income	6,070	5,294	6,810
Interest expense	—	—	(1,452)
Gain from forward contract	—	—	404
Impairment loss of cost method investment	—	(5,000)	—
Other (expense)/ income	(65)	(92)	594

Income before income taxes	26,532	43,812	51,084

Income tax (expenses)/benefits:
Income tax-current	(1,661)	(10,714)	(10,344)
Income tax-deferred	400	464	582

Total income tax expenses	(1,261)	(10,250)	(9,762)

Net income before income/ (loss) from equity method investments	25,271	33,562	41,322

Income/(loss) from equity method investments, net of income taxes	20	(151)	(1,052)

Net income	25,291	33,411	40,270

Net loss attributable to noncontrolling interest	13	10	730

Net income attributable to China Digital TV Holding Co., Ltd	$25,304	$33,421	$41,000

Net income per share attributable to ordinary shareholders of China Digital TV Holding Co., Ltd.
Basic	$0.44	$0.57	$0.70
Diluted	$0.43	$0.57	$0.69

Weighted average shares used in calculating net income per ordinary share
Basic	57,728,009	58,313,467	58,934,912
Diluted	58,591,072	58,779,027	59,075,466

The accompanying notes are an integral part of these consolidated financial statements.

CHINA DIGITAL TV HOLDING CO., LTD.

CONSOLIDATED STATEMENTS OF EQUITY AND COMPREHENSIVE INCOME

(In U.S. dollars in thousands, except share data)

	China Digital TV Holding Co., Ltd. Shareholders
							Total China Digital
				Accumulated			TV Holding
			Additional	other			Co., Ltd			Total
	Ordinary		paid-in	comprehensive	Statutory	Retained	Shareholders’	Noncontrolling	Total	comprehensive
	Shares	Amount	capital	income	reserve	earnings	equity	Interest	equity	income

Balance at January 1, 2009	57,209,548	$29	$154,643	$6,696	$10,184	$52,910	$224,462	$1,564	$226,026
Share-based compensation	—	—	1,662	—	—	—	1,662	—	1,662
Provision for statutory reserve	—	—	—	—	2,507	(2,507)	—	—	—
Exercise of stock option	835,092	—	762	—	—	—	762	—	762
Special cash dividend to shareholders	—	—	(87)	—	—	—	(87)	—	(87)
Transfer of noncontrolling interest	—	—	1,000	—	—	—	1,000	(1,000)	—
Dongguan SuperTV deconsolidation	—	—	—	—	—	—	—	(551)	(551)
Comprehensive income:
Net income	—	—	—	—	—	25,304	25,304	(13)	25,291	25,291
Foreign currency translation adjustment	—	—	—	(79)	—	—	(79)	—	(79)	(79)

Total comprehensive income	—	—	—	(79)	—	25,304	25,225	(13)	25,212	25,212

Balance at December 31, 2009	58,044,640	29	157,980	6,617	12,691	75,707	253,024	—	253,024	$25,212

Share-based compensation	—	—	1,478	—	—	—	1,478	—	1,478
Provision for statutory reserve	—	—	—	—	4,633	(4,633)	—	—	—
Exercise of stock option	773,347	—	1,270	—	—	—	1,270	—	1,270
Special cash dividend to shareholders	—	—	(41,929)	—	—	(75,707)	(117,636)	—	(117,636)
Noncontrolling interest of Dongguan Super TV	—	—	—	—	—	—	—	530	530
Comprehensive income:
Net income	—	—	—	—	—	33,421	33,421	(10)	33,411	33,411
Foreign currency translation adjustment	—	—	—	6,943	—	—	6,943	—	6,943	6,943

Total comprehensive income	—	—	—	6,943	—	33,421	40,364	(10)	40,354	40,354

Balance at December 31, 2010	58,817,987	29	118,799	13,560	17,324	28,788	178,500	520	179,020	$40,354

Share-based compensation	—	—	5,562	—	—	—	5,562	—	5,562
Provision for statutory reserve	—	—	—	—	370	(370)	—	—	—
Exercise of stock option	163,903	—	400	—	—	—	400	—	400
Special cash dividend to shareholders	—	—	—	—	—	(33,017)	(33,017)	—	(33,017)
Disposal of Dongguan Super TV	—	—	—	—	—	—	—	(625)	(625)
Capital injection by noncontrolling shareholders	—	—	—	—	—	—	—	6,537	6,537
Transfer of noncontrolling interest	—	—	1,822	—	—	—	1,822	(1,822)	—
Comprehensive income:
Net income	—	—	—	—	—	41,000	41,000	(730)	40,270	40,270
Foreign currency translation adjustment	—	—	—	12,175	—	—	12,175	—	12,175	12,175

Total comprehensive income	—	—	—	12,175	—	41,000	53,175	(730)	52,445	52,445

Balance at December 31, 2011	58,981,890	$29	$126,583	$25,735	$17,694	$36,401	$206,442	$3,880	$210,322	$52,445

The accompanying notes are an integral part of these consolidated financial statements.

CHINA DIGITAL TV HOLDING CO., LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In U.S. dollars in thousands, except share data)

	For the years ended December 31,
	2009	2010	2011
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$25,291	$33,411	$40,270
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	1,691	1,272	1,343
Share-based compensation	1,662	1,478	5,562
(Gain) /loss from disposal of property and equipment	(9)	18	(297)
Allowance for doubtful accounts	(89)	182	87
Write-down of inventory value	59	35	45
Warranty accrual	45	81	84
(Income)/loss from equity method investments	(7)	151	1,052
(Income)/loss from deconsolidation of a subsidiary	(13)	(32)	129
Impairment loss of an intangible asset	271	20	—
Impairment loss of cost method investment	—	5,000	—
Interest income in held-to-maturity securities	(553)	(1,218)	(319)
Gain from forward contract	—	—	(404)
Changes in assets and liabilities:
Accounts receivable and notes receivable	(1,468)	(11,692)	(13,684)
Inventories	(731)	1,767	(967)
Prepaid expenses and other current assets	(2,899)	(2,360)	(73)
Deferred cost	(92)	(56)	(65)
Accounts payable	(443)	790	3
Income tax payable	(835)	(1,385)	1,768
Accrued expenses and other current liabilities	(2,563)	3,298	465
Deferred revenue	(446)	2,277	1,465
Government subsidies	—	—	1,803
Deferred income taxes	(400)	(464)	(582)

Net cash provided by operating activities	18,471	32,573	37,685

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment	(1,475)	(606)	(694)
Bank deposits maturing over three months	7,743	25,041	41,667
Restricted cash for investing activities	8	—	(55,663)
Interest income from held-to-maturity securities	346	1,364	677
Purchase of held-to-maturity corporate and the PRC government bonds	(38,964)	(24,770)	—
Proceeds from maturity of held to maturity corporate and the PRC government bonds	—	37,841	26,626
Cash in a deconsolidated entity	(1,422)	—	(1,963)
Cash in an acquired entity	—	922	—
Proceeds from disposal of property and equipment	9	152	543
Purchase of equity method investment	—	(8,500)	—
Purchase of cost method investment	—	(5,000)	—
Deposit for investment in Cyber Cloud	—	(6,818)	—
Refund of deposit for investment in Cyber Cloud	—	—	6,818

Net cash (used in) / provided by investing activities	(33,755)	19,626	18,011

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from stock option exercise	759	1,270	400
Short-term loan	—	—	55,193
Capital injection by noncontrolling shareholders	—	—	6,537
Special cash dividend paid to shareholders	(57,296)	(40,303)	(77,178)

Net cash used in financing activities	(56,537)	(39,033)	(15,048)

Effect of exchange rate changes	(39)	4,691	11,965

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(71,860)	17,857	52,613
CASH AND CASH EQUIVALENTS, BEGINNING OF THE YEAR	202,947	131,087	148,944

CASH AND CASH EQUIVALENTS, END OF THE YEAR	$131,087	$148,944	$201,557

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATIONS
Income tax paid	2,488	6,680	8,194
Withholding tax paid	—	5,380	—

	$2,488	$12,060	$8,194

Non-cash investing and financing activities
Disposition of equity interest	$293	$—	$—
Acquisition of equity interest	$—	$262	$—
Receivable on disposal of Dongguan Super TV	$—	$—	$1,046
Dividend payable	$—	$77,333	$33,172

The accompany notes are an integral part of these consolidated financial statements.

CHINA DIGITAL TV HOLDING CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

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

N-T Digital TV was established in the PRC on May 31, 2004 by N-T Information Engineering (who contributed 75% of the paid-in capital) and Ms. Li Yang, who is a PRC citizen representing SAIF (which contributed 25% of the paid-in capital). N-T Digital TV was subsequently renamed to Beijing Novel-Super Digital TV Technology Co., Ltd. (“N-S Digital TV”) in December 2007. In August 2007, Ms. Li Yang transferred her entire equity interest in N-S Digital TV to Ms. Wei Gao, a PRC citizen representing SAIF. In June 2008, Ms. Wei Gao transferred her entire equity interest in N-S Digital TV to Mr. Junming Wu, a PRC citizen employed by Super TV and the business registration was completed in 2009. In November 2008, N-T Information Engineering transferred its entire equity interest in N-S Digital TV to Mr. Lei Zhang and Mr. Shizhou Shen, two PRC citizens employed by Super TV. In July 2011, Mr. Junming Wu transferred his entire equity interest in N-S Digital TV to Mr. Tianxing Wang. Meanwhile, Mr. Lei Zhang, Mr. Tianxing Wang and Mr. Wenjun Wang, all of whom are PRC citizens employed by Super TV, contributed cash to increase the registered capital of N-S Digital TV by $18,170 using the loans proceeds from Super TV. After these transactions, N-S Digital TV is owned by Mr. Shizhou Shen, Mr. Lei Zhang, Mr. Tianxing Wang and Mr. Wenjun Wang with equity interest of 8.3%, 31.6%, 31.2% and 28.9%, respectively. CDTV BVI does not have direct equity interest in N-S Digital TV, but it obtains control and enjoys the economic benefits of N-S Digital TV through a series of contractual arrangements entered into among Super TV, N-S Digital TV and its equity holders.

CHINA DIGITAL TV HOLDING CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

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

•

Technical Support and Related Services Agreement: Super TV exclusively provides N-S Digital TV and/or its customers with technical support, technical training and personnel services relating to N-S Digital TV’s marketing activities and services relating to the maintenance and optimization for the products and software of N-S Digital TV’s customers at N-S Digital TV’s request. The fees for such technical support and services are determined at Super TV’s discretion. The term of this agreement is 15 years, which may not be terminated prior to its termination date without Super TV’s written consent. The term of this agreement will be automatically renewed for another 15 years upon its expiration date, unless written notice has been given by Super TV.

•

Technology License Agreement: N-S Digital TV granted Super TV, free of charge, an exclusive license to use certain software copyrights, patents, unpatentable technology and technical secrets relating to the digital television business that was transferred from N-T Information Engineering to N-S Digital TV. The term of the license is ten years, which may not be terminated or amended without the written consent of Super TV prior to its termination date and will be automatically renewed for an additional ten years upon its termination date, unless written notice has been given by Super TV.

CHINA DIGITAL TV HOLDING CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(In U.S. dollars in thousands, except share data)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES - continued

VIE contractual agreements - continued

•

Technology Development Agreement: N-S Digital TV engaged Super TV to develop all technology required by N-S Digital TV or its customers. The fees payable by N-S Digital TV to Super TV under the agreement will be based on the price and quantity of the technology products, and a set percentage determined by Super TV. The term of the agreement is ten years, which may not be terminated prior to its termination date without Super TV’s written consent. The term of this agreement will be automatically renewed for an additional ten years upon its termination date, unless written notice has been given by Super TV.

•

Products and Software Purchase Agreement: N-S Digital TV exclusively purchased from Super TV all the smart cards and related software products required for its CA systems. The purchase price is determined by Super TV. The term of the agreement is 15 years, which may not be terminated prior to its termination date without Super TV’s written consent. The term of this agreement will be automatically renewed for an additional 15 years upon its termination date, unless written notice has been given by Super TV.

•

Equity Transfer Option Agreement: Under this agreement, Mr. Lei Zhang, Mr. Shizhou Shen, Mr. Wenjun Wang and Mr. Tianxing Wang (the “Shareholders”) jointly granted Super TV an exclusive and irrevocable option to purchase all of the equity interests held by them in N-S Digital TV at any time that Super TV deems fit. Super TV may purchase these equity interests itself or designate another party to purchase the equity interests. The exercise price of the option will be determined by Super TV at the time of the exercise, subject to the minimum purchase price requirements pursuant to applicable PRC law or otherwise permitted by the relevant PRC authorities. This agreement does not have a specified term and will remain in effect unless terminated with the written consent of Super TV.

•

Business Operating Agreement: Each of the Shareholders agreed to (i) accept the policies and guidelines furnished by Super TV with respect to the hiring and dismissal of employees, operational management and financial management systems of N-S Digital TV; (ii) appoint the candidates recommended by Super TV as directors of N-S Digital TV and appoint the senior management personnel of Super TV as the general manager, chief financial officer and other senior officers of N-S Digital TV based on Super TV’s recommendations; (iii) replace or remove any director or senior management personnel of N-S Digital TV upon Super TV’s request; and (iv) seek a guarantee from Super TV first when any guarantee is required to secure performance by N-S Digital TV of any contract or working capital loan borrowed by N-S Digital TV and pledge its assets and receivables to Super TV as a counter-guarantee. This agreement has a term of ten years and may be renewed at the option of Super TV by giving written notice for a term to be determined by Super TV. Super TV may terminate this agreement at any time by giving 30 days’ advance written notice to the other parties to this agreement.

CHINA DIGITAL TV HOLDING CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(In U.S. dollars in thousands, except share data)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES - continued

VIE contractual agreements - continued

•

Share Pledge Agreements: Pursuant to the share pledge agreements, each of the Shareholders pledged all of their respective equity interests in N-S Digital TV to Super TV to secure the Shareholders’ and N-S Digital TV’s performance of their respective obligations under the VIE contractual arrangements between N-S Digital TV/the Shareholders and Super TV. In addition, each of the Shareholders agreed not to transfer their equity interests in N-S Digital TV or create, or allow the creation of, any pledge over their respective equity interests in N-S Digital TV that may affect Super TV’s interests without Super TV’s consent. Super TV is entitled to receive the dividends on the pledged equity interests during the term of the pledges. The duration of each of the share pledge agreements is equivalent to the maximum duration of the VIE contractual arrangements between N-S Digital TV/the Shareholders and Super TV. The agreements may only be terminated: (i) by Super TV in writing; or (ii) upon the fulfillment of the shareholders’ and N-S Digital TV’s respective obligations under the VIE contractual arrangements between N-S Digital TV/the Shareholders and Super TV, which is subject to Super TV’s written confirmation.

•

Powers of Attorney: Each of the Shareholders has executed an irrevocable power of attorney appointing Super TV, or any person designated by Super TV, as the attorney-in-fact to vote on their respective behalves on all matters of N-S Digital TV requiring shareholder approval under PRC laws, rules and regulations and the articles of association of N-S Digital TV. Each power of attorney has a term of ten years, subject to earlier termination in the event of the termination of the relevant share pledge agreement. The powers of attorney will be automatically renewed upon the extension of the term of the relevant share pledge agreement

The articles of association of N-S Digital TV provides that the shareholders of N-S Digital TV have the power to, in a shareholders’ meeting: (i) approve the operating strategy and investment plan; (ii) elect the members of board of directors and approve their compensation; and (iii) review and approve the annual budget and earnings distribution plan. Consequently, through the irrevocable powers of attorney, Super TV has the ability to exercise effective control over N-S Digital TV through shareholders’ votes and, through such votes, to also control the compensation of the board of directors of N-S Digital TV. In addition, the senior management team of N-S Digital TV are the same as those of Super TV. As a result of these contractual arrangements, Super TV has the power to direct the activities of N-S Digital TV that most significantly impact its economic performance.

Pursuant to the powers of attorney and the share pledge agreements, Super TV holds 100% of the shareholders’ voting interests in N-S Digital TV and has the right to receive any dividends declared and paid by N-S Digital TV. In addition, since its formation in May 2004, N-S Digital TV has not declared or distributed any dividends to any shareholders. Super TV enjoys substantially all of the rewards of ownership and exercises control over N-S Digital TV. As Super TV is the primary beneficiary of the VIE arrangements, the VIE and VIE’s subsidiaries’ results of operations are consolidated in the Group’s financial statements.

CHINA DIGITAL TV HOLDING CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(In U.S. dollars in thousands, except share data)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES - continued

VIE contractual agreements - continued

Because the Company, through Super TV and through the series of contractual agreements, has (1) the power to direct the activities of the VIE that most significantly affect the entity’s economic performance and (2) the right to receive benefits from the VIE, the Company had consolidated N-S Digital TV.

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

The following financial statement amounts and balances of the VIE and VIE’s subsidiaries were included in the accompanying consolidated financial statements as of and for the years ended December 31:

	As of December 31,
	2010	2011

Total current assets	$37,465	$52,490
Total non-current assets	2,928	1,923

Total assets	$40,393	$54,413

Total current liabilities	$10,006	$11,334
Total non-current liabilities	777	401

Total liabilities	$10,783	$11,735

CHINA DIGITAL TV HOLDING CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(In U.S. dollars in thousands, except share data)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES - continued

Risks in relation to the VIE structure - continued

	000,000	000,000	000,000
	For the years ended December 31,
	2009	2010	2011

Net revenues	$50,756	$79,591	$92,298
Net income	$806	$137	$3,512

	000,000	000,000	000,000
	For the years ended December 31,
	2009	2010	2011

Net cash (used in)/provided by operating activities	$(1,576)	$172	$1,880
Net cash (used in)/provided by investing activities	(2,173)	1,228	(2,026)
Net cash provided by financing activities	$—	$—	$—

There are no consolidated VIE’s assets that are collateral for the VIE’s obligations and can only be used to settle the VIE’s obligations.

As of December 31, 2011, CDTV Holding’s subsidiaries, VIE and VIE’s subsidiaries include the following entities:

	Date of incorporation	Place of incorporation	Percentage of
Subsidiaries	/establishment	/establishment	economic ownership

CDTV BVI	March 9, 2004	BVI	100%
Super TV	May 31, 2004	the PRC	100%
Golden Benefit Technology Limited (“Golden Benefit”)	December 6, 2007	Hong Kong	100%
China Super Media Holdings Limited (“CSM Holdings”)	February 25, 2008	Hong Kong	100%
N-S Investment Holdings Co., Ltd (“N-S Investment Holdings”)	July 23, 2010	the PRC	100%
Beijing Cyber Cloud Co., Ltd. (“Cyber Cloud”)	January 19, 2011	the PRC	90%
Beijing Joysee Technology Co., Ltd (“Joysee”)	May 13, 2011	the PRC	64.8%
Beijing Super Movie Technology Co., LTD (“Super Movie”)	September 23, 2011	the PRC	90%

VIE
N-S Digital TV	May 31, 2004	the PRC	100%

VIE’s subsidiaries
Guangdong Digital Media Technology Research & Development Institute Co., Ltd (“Guangdong R&D”)	January 20, 2005	the PRC	100%
N-S Media Investment Co., Ltd (“N-S Media Investment”)	December 19, 2007	the PRC	100%

CHINA DIGITAL TV HOLDING CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

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

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and revenues, costs and expenses in the financial statements and accompanying notes. Significant accounting estimates reflected in the Group’s consolidated financial statements include allowance for doubtful accounts, accrual of warranty, the useful lives and impairment of property and equipment, useful lives and impairment of intangible assets, allowance for obsolete inventories, valuation allowance for deferred tax assets, impairment of goodwill and impairment of long-term investments.

(d)	Cash and cash equivalents

Cash and cash equivalents consist of cash on hand and highly liquid investments which are unrestricted as to withdrawal or use, and which have maturities of three months or less when purchased.

CHINA DIGITAL TV HOLDING CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(In U.S. dollars in thousands, except share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(e)	Investment

Held-to-maturity investments

Investments are classified as held-to-maturity when the Group has the positive intent and ability to hold the debt security to maturity.

The Group reviews its held-to-maturity investments in securities for other-than-temporary impairment (“OTTI”) based on the specific identification method. The Group considers available quantitative and qualitative evidence in evaluating the potential impairment of its investments. If the carrying amount of an investment exceeds the investment’s fair value, the Group considers, among other factors, general market conditions, the duration and the extent to which the fair value of the investment is less than the carrying amount, and the Group’s intent and ability to hold the investment. OTTI is recognized as a loss in the income statement.

The Group separates the amount of the OTTI for investments in debt securities into the amount that is credit related (credit loss component) and the amount that is due to all other factors. The credit loss component is recognized in earnings, which represents the difference between a security’s amortized cost basis and the discounted present value of expected future cash flows. The amount due to other factors is recognized in other comprehensive income if the entity neither intends to sell nor will more likely than not be required to sell the security before recovery. The difference between the amortized cost basis and the cash flows expected to be collected is accreted as interest income.

There has not been any OTTI recognized for the years ended December 31, 2009, 2010 and 2011.

Equity method investments

Investee companies over which the Group has the ability to exercise significant influence, but does not have a controlling interest are accounted for using the equity method. Significant influence is generally considered to exist when the Group has an ownership interest in the voting stock of the investee between 20% and 50%, and other factors, such as representation on the investee’s Board of Directors, voting rights and the impact of commercial arrangements, are considered in determining whether the equity method of accounting is appropriate.

Investee companies over which the Group has equity interest over 50%, but the noncontrolling shareholders have substantive rights to participate in significant operating decisions are accounted for using the equity method.

An impairment charge is recorded if the carrying amount of the investment exceeds its fair value and this condition is determined to be other-than-temporary. The Group did not incur any impairment loss on equity method investments for the years ended December 31, 2009, 2010 and 2011.

CHINA DIGITAL TV HOLDING CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(In U.S. dollars in thousands, except share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(e)	Investment - continued

Cost method investments

Investee companies over which the Group does not have significant influence and a controlling interest, the Group carries the investment at cost and recognizes as income for any dividend received from distribution of the investee’s earnings.

An impairment charge is recorded if the carrying amount of the investment exceeds its fair value and determined to be other-than-temporary.

(f)	Financial instruments

Financial instruments of the Group primarily consist of cash and cash equivalents, restricted cash, bank deposits maturing over three months, held-to-maturity investments, notes receivable, accounts receivable, accounts payable, short term loan, forward contracts, and income tax payable. The carrying values of the Group’s financial instruments, except for held-to-maturity investments, approximate their fair values, principally because of the short-term maturity of these instruments or their terms. The held-to-maturity investments are stated at amortized cost.

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

Approximately 96.2% of the Group’s deposits were placed with three commercial banks in the PRC as of December 31, 2011. The Group takes into account a number of factors, including, among other things, the industry rankings, credit rating and reputation, in determining the creditworthiness and quality of the financial institutions in the PRC with which it has placed its cash and cash equivalents, restricted cash, bank deposits maturing over three months and held-to-maturity investments. The following table sets forth information relating to the three largest proportions of the Group’s total deposits held by a single bank as of December 31, 2010 and 2011, respectively.

CHINA DIGITAL TV HOLDING CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(In U.S. dollars in thousands, except share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(g)	Concentration of credit risk - continued

Details of the bank accounting for 10% or more of total deposits are as follows:

	As of December 31,
Bank	2010	2011
	%	%

Bank A	44.0	*
Bank B	31.8	15.6
Bank C	*	57.8
Bank D	—	22.8

The Group conducts credit evaluations of customers and generally does not require collateral or other security from customers. The Group establishes an allowance for doubtful accounts primarily based upon the age of the receivables and factors relevant to determining the credit risk of specific customers.

Details of the customer accounting for 10% or more of total revenues are as follows:

	For the years ended December 31,
Customer	2009	2010	2011
	%	%	%

Customer A	12.8	14.2	*

For the year ended December 31, 2011, there are no revenues from customers that individually represent greater than 10% of the total revenues.

Details of the customer accounting for 10% or more of accounts receivable are as follows:

	As of December 31,
Customer	2010	2011
	%	%

Customer A	13.8	*
Customer B	*	10.9

*	The amount was less than 10%.

CHINA DIGITAL TV HOLDING CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(In U.S. dollars in thousands, except share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(h)	Inventories

Inventories are stated at the lower of cost or market value. Cost is determined using the weighted average method. Inventories are written down for provisions for obsolescence to net realizable value based upon estimates of future demand, technology developments, and market conditions. The write-down of inventory value charged to income was of $59, $35 and $45 in 2009, 2010 and 2011, respectively.

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

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

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

Impairment loss for the years ended December 31, 2009, 2010 and 2011 was $271, $20 and nil, respectively.

(l)	Goodwill

Goodwill is not amortized but tested for impairment on an annual basis and between annual tests in certain circumstances. Goodwill impairment is tested using a two-step approach. The first step compares the fair value of a reporting unit to its carrying amount, including goodwill. If the fair value of the reporting unit is greater than its carrying amount, goodwill is not considered impaired and the second step is not required. If the fair value of the reporting unit is less than its carrying amount, the second step of the impairment test measures the amount of the impairment loss, if any, by comparing the implied fair value of goodwill to its carrying amount. If the carrying amount of goodwill exceeds its implied fair value, an impairment loss is recognized equal to that excess. The implied fair value of goodwill is calculated in the same manner that goodwill is calculated in a business combination, whereby the fair value of the reporting unit is allocated to all of the assets and liabilities of that unit, with the excess purchase price over the amounts assigned to assets and liability representing the implied fair value of goodwill. Estimating fair value is performed by utilizing various valuation techniques, with the primary technique being a discounted cash flow. The Group has one reporting unit and has determined to perform the annual impairment test on December 31 of each year. The Group did not incur any impairment loss on goodwill for the years ended December 31, 2009, 2010 or 2011. Exchange realignment of nil, $17 and $25 were debited to goodwill for years ended December 31, 2009, 2010 and 2011, respectively.

CHINA DIGITAL TV HOLDING CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

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

Sales of smart cards

Smart cards are manufactured by third-party manufacturers based on the Group’s blueprints. When the Group receives these products from the manufacturers, the Group programs each one with a unique security code so that it can communicate with the Group’s CA systems. Revenue is recognized after a sales agreement is signed, the price is fixed or determinable, products are delivered to customers, and collection of the resulting receivables is assured. The Group also offers some of its customers a lower price or a certain amount of free cards when the cumulative volume of smart card purchases from the same customer is greater than a set volume during a specific period. The Group accounts for cumulative volume customer incentives as deferred revenue which is deducted against the initial revenue.

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

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

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

Deliverables of SI service include: software, hardware, integration, installation, training and post-contract customer support (“PCS”). When the provision of services is substantially completed, i.e., when the Group delivers its software, purchases the hardware and software from third-party suppliers, integrates them together, and provides installation and training to customers, customers sign the preliminary acceptance. Final acceptance is typically signed six months to one year after the issuance of the preliminary acceptance if no major technical problems are discovered. In limited situations, there is only one acceptance from the customer, rather than a preliminary and a final acceptance. Software is considered delivered to customers when preliminary acceptance or single acceptance is signed because only at that time customers are able to use the software in the integrated system. For majority of the contracts, the Group offers one-year free PCS, including telephone support and bug-fixing beginning from preliminary acceptance or single acceptance. However, in some of the contracts, the Group offers free PCS for a period of more than one year beginning from preliminary acceptance or single acceptance; while in some other contracts, the PCS does not have a specified definite period.

CHINA DIGITAL TV HOLDING CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

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

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

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

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

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

Deferred costs from SI service are recoverable through the future revenue streams and are recorded as an asset and amortized to cost of revenue over the same period that the revenue is recognized. Amortization of deferred costs for the years ended December 31, 2009, 2010 and 2011 totaled $437, $401 and $535, respectively.

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

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(In U.S. dollars in thousands, except share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(p)	Business tax

The Group’s PRC subsidiary, VIE and VIE’s subsidiaries are subject to business taxes, surcharges or cultural business construction fees on revenues related to certain types of services, and the net revenues are presented net of those taxes and fees incurred.

(q)	Government subsidies

Government subsidies mainly represent amounts granted by local government authorities as an incentive for companies to promote development of the local technology industry. When the Group receives the subsidies related to government sponsored projects, the subsidies are recorded as a liability and are recognized as subsidy income when there is no further performance of the obligation. Subsidy income of nil, $89 and $168 were recognized for the years ended December 31, 2009, 2010 and 2011, respectively.

(r)	Operating leases

Leases where substantially all the rewards and risks of ownership of assets remain with the lessor are accounted for as operating leases. Payments made under operating leases are charged to the consolidated statements of operations on a straight-line basis over the lease periods.

(s)	Foreign currency translation

The functional and reporting currency of the Company and CDTV BVI is US dollar. The functional currency of the Company’s subsidiaries, VIE and VIE’s subsidiaries in the PRC is Renminbi (“RMB”), and the functional currency of the Company’s subsidiaries in Hong Kong is Hong Kong dollar.

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

For translating the results of the PRC subsidiaries into the reporting currency of the Company, assets and liabilities are translated from each subsidiary’s functional currency to the reporting currency at the exchange rate on the balance sheet date. Equity amounts are translated at historical exchange rates, and revenues, expenses, gains, and losses are translated using the average rate for the period. Translation adjustments are reported as cumulative translation adjustments and are shown as a separate component of other comprehensive income in the consolidated statements of equity and comprehensive income.

CHINA DIGITAL TV HOLDING CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(In U.S. dollars in thousands, except share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(t)	Income taxes

Deferred income taxes are provided using the asset and liability method. Under this method, deferred income taxes are recognized based on net operating losses available for carry-forwards and significant temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis using enacted tax rates in effect for the year in which the differences are expected to reverse. Deferred tax assets and liabilities are classified as current or non-current based upon the classification of the related asset or liability in the financial statements or the expected timing of their reversal if they do not relate to a specific asset or liability. A valuation allowance is provided to reduce the amount of deferred tax assets if it is considered more likely than not that some portion of, or all of the deferred tax assets will not be realized. Income taxes are provided for in accordance with the laws and regulations applicable to the Group as enacted by the relevant tax authorities.

The impact of an uncertain income tax position on the income tax return must be recognized at the largest amount that is more-likely-than not to be sustained upon audit of the related tax authority. An uncertain income tax position will not be recognized if it has less than a 50% likelihood of being sustained. Interest and penalties on income taxes will be classified as a component of the provisions for income taxes. The Group had not have any significant liabilities nor any interest or penalties associated with unrecognized tax position.

(u)	Comprehensive income

Comprehensive income includes net income and foreign currency translation adjustments. Comprehensive income is reported in the consolidated statements of equity and comprehensive income.

(v)	Net income per share

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

CHINA DIGITAL TV HOLDING CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(In U.S. dollars in thousands, except share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(w)	Research and development expenses

Research and development expenses are incurred in the development of the Group’s products and technologies, including significant improvements and refinements to existing products and services. All research and development expenses are expensed as incurred.

(x)	Share-based compensation

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

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

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

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(In U.S. dollars in thousands, except share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(z)	Recently issued accounting pronouncements

In May 2011, the FASB issued an authoritative pronouncement on fair value measurement. The guidance is the result of joint efforts by the FASB and IASB to develop a single, converged fair value framework. The guidance is largely consistent with existing fair value measurement principles in U.S. GAAP. The guidance expands the existing disclosure requirements for fair value measurements and makes other amendments, mainly including:

Highest-and-best-use and valuation-premise concepts for nonfinancial assets- the guidance indicates that the highest-and-best-use and valuation-premise concepts only apply to measuring the fair value of nonfinancial assets.

Application to financial assets and financial liabilities with offsetting positions in market risks or counterparty credit risk - the guidance permits an exception to fair value measurement principles for financial assets and financial liabilities (and derivatives) with offsetting positions in market risks or counterparty credit risk when several criteria are met. When the criteria are met, an entity can measure the fair value of the net risk position.

Premiums or discounts in fair value measure - the guidance states that “premiums or discounts that reflect size as a characteristic of the reporting entity’s holding (specifically, a blockage factor that adjusts the quoted price of an asset or a liability because the market’s normal daily trading volume is not sufficient to absorb the quantity held by the entity) rather than as a characteristic of the asset or liability (for example, a control premium when measuring the fair value of a controlling interest) are not permitted in a fair value measurement.”

Fair value of an instrument classified in a reporting entity’s shareholders’ equity - the guidance prescribes a model for measuring the fair value of an instrument classified in shareholders’ equity; this model is consistent with the guidance on measuring the fair value of liabilities.

CHINA DIGITAL TV HOLDING CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(In U.S. dollars in thousands, except share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(z)	Recently issued accounting pronouncements - continued

Disclosures about fair value measurements - the guidance expands disclosure requirements, particularly for Level 3 inputs. Required disclosures include:

For fair value measurements categorized in level 3 of the fair value hierarchy: (1) a quantitative disclosure of the unobservable inputs and assumptions used in the measurement, (2) a description of the valuation process in place (e.g., how the entity decides its valuation policies and procedures, as well as changes in its analyses of fair value measurements, from period to period), and (3) a narrative description of the sensitivity of the fair value to changes in unobservable inputs and interrelationships between those inputs.

The level in the fair value hierarchy of items that are not measured at fair value in the statement of financial position but whose fair value must be disclosed.

The guidance is to be applied prospective and effective for interim and annual periods beginning after December 15, 2011, for public entities. Early application by public entities is not permitted. The Group does not expect the adoption of this pronouncement to have a significant impact on its consolidated financial statements.

In June 2011, the FASB issued an authoritative pronouncement to allow an entity the option to present the total of comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. In both choices, an entity is required to present each component of net income along with total net income, each component of other comprehensive income along with a total for other comprehensive income, and a total amount for comprehensive income. The guidance eliminates the option to present the components of other comprehensive income as part of the statement of changes in shareholders’ equity. These amendments do not change the items that must be reported in other comprehensive income or when an item of other comprehensive income must be reclassified to net income. The guidance should be applied retrospectively. For public entities, the amendments are effective for fiscal years and interim periods within those years, beginning after December 15, 2011. The Group does not expect the adoption of this pronouncement to have a significant impact on its consolidated financial statements.

CHINA DIGITAL TV HOLDING CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(In U.S. dollars in thousands, except share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(z)	Recently issued accounting pronouncements - continued

In December 2011, the FASB issued a further authoritative pronouncement, Deferral of the Effective Date for Amendments to the Presentation of Reclassification of Items out of Accumulated Other Comprehensive Income. Under the amendments, entities are required to present reclassification adjustments and the effect of those reclassification adjustments on the face of the financial statements where net income is presented, by component of net income, and on the face of the financial statements where other comprehensive income is presented, by component of other comprehensive income. In addition, the amendments require that reclassification adjustments be presented in interim financial periods. The amendments supersede changes to those paragraphs that pertain to how, when, and where reclassification adjustments are presented. The amendments in this Update are effective for public entities for fiscal years beginning after December 15, 2011. The Group does not expect the adoption of this pronouncement to have a significant impact on its consolidated financial statements.

In September 2011, the FASB issued an authoritative pronouncement related to testing goodwill for impairment. The pronouncement is intended to simplify how entities, both public and nonpublic, test goodwill for impairment. The pronouncement permits an entity to first assess qualitative factors to determine whether it is “more likely than not” that the fair value of a reporting unit is less than its carrying amount as a basis for determining whether it is necessary to perform the two-step goodwill impairment test. The guidance is effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011. Early adoption is permitted. The Group does not expect the adoption of this pronouncement will have a significant effect on its financial position, results of operations or cash flows.

In December 2011, the FASB issued an authoritative pronouncement on disclosures about offsetting assets and liabilities. Under this pronouncement, entities are required to disclose both gross information and net information about both instruments and transactions eligible for offset in the statement of financial position and instruments and transactions subject to an agreement similar to a master netting arrangement. This scope would include derivatives, sale and repurchase agreements and reverse sale and repurchase agreements, and securities borrowing and securities lending arrangements. An entity is required to apply the amendments for annual reporting periods beginning on or after January 1, 2013. An entity should provide the disclosures required by those amendments retrospectively for all comparative periods presented. The Group is in the process of evaluating the effect of adoption of this pronouncement.

CHINA DIGITAL TV HOLDING CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(In U.S. dollars in thousands, except share data)

3.	SEGMENT INFORMATION AND REVENUE ANALYSIS

The Group’s chief operating decision maker is the Chief Executive Officer, who reviews consolidated results of operations prepared in accordance with U.S. GAAP when making decisions about allocating resources and assessing performance of the Group. The Group has only one operating segment.

The Group operates in the PRC and all of the Group’s long-lived assets are located in the PRC.

The gross revenues consist of the following products and services:

	For the years ended December 31,
	2009	2010	2011

Products:
Smart cards	$49,005	$82,153	$91,960
Set-top box and others	141	365	3,202

Subtotal	49,146	82,518	95,162

Services:
Head-end system integration	3,265	2,399	2,562
System development	462	595	736
Licensing income	1,147	1,565	1,328
Royalty income	688	662	742
Other services	356	4	10

Subtotal	5,918	5,225	5,378

Total	$55,064	$87,743	$100,540

VAT refunds of $4,076, $7,624, and $8,377 were included in revenues for the years ended December 31, 2009, 2010 and 2011, respectively.

CHINA DIGITAL TV HOLDING CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(In U.S. dollars in thousands, except share data)

4.	ACQUISITION

(a)	Dongguan SuperTV Video Info Co., Ltd (“Dongguan Super TV”) was a 60% subsidiary of the Group in 2008 and became a 40% equity method investee after July 2009 when the Group sold 20% of its interest. In August 2010, the Group entered into an agreement with Guangdong Jiacai Digital Technology Co., Ltd (“Guangdong Jiacai”) to purchase an additional 20% equity interest in Dongguan Super TV with consideration of $262. After this transaction, the equity interest of Dongguan Super TV held by the Group was increased to 60% and the Group was entitled to 70% of shareholders’ voting rights and controls three out of five seats in the board of directors of Dongguan Super TV. Therefore, the Group had control over Dongguan Super TV and accounted for it as a consolidated subsidiary after this transaction in 2010.

The purchase price for this 20% equity interest was allocated based on the fair value of the acquired assets and liabilities on the date of acquisition as follows:

Current assets	$181
Property and equipment	98
Current liabilities	(17)

Total	262

Total consideration	$262

The results of the operations for the 100% interest of Dongguan Super TV were included in the Group’s financial statements from the acquisition date.

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

	For the years ended December 31,
	2009	2010

Pro forma net revenue	$54,704	$87,123
Pro forma net income attributable to China Digital TV Holding Co., Ltd.	25,301	33,302

Pro forma earnings per ordinary share-basic	0.44	0.57
Pro forma earnings per ordinary share-diluted	$0.43	$0.57

In December 2011, the Group entered into an agreement with a third party to sell all of its 60% equity interest in Dongguan Super TV with consideration of $1,046 (Note 9). As a result, Dongguan Super TV ceased to be a consolidated subsidiary of the Group as of December 31, 2011. Loss of $129 was recognized in consolidated statements of operations for the year ended December 31, 2011.

CHINA DIGITAL TV HOLDING CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(In U.S. dollars in thousands, except share data)

4.	ACQUISITION - continued

(b)	On February 26, 2010, the Group entered into an agreement with Beijing Shi Xun Hu Lian Technology Co, Ltd. (“Beijing Shi Xun”), a related party of the Group, to acquire its 90% equity interest in Guangdong R&D for a cash consideration of $396. On the same day, the Group entered into an agreement with the holder of the remaining 10% equity interest in Guangdong R&D, an independent third party of the Group, for a cash consideration of $44. Guangdong R&D is a china-based company with limited operation. The purpose of the acquisition is to use this company to conduct research and development in TV digitalization. These transactions were closed on February 28, 2010 and Guangdong R&D became a wholly owned subsidiary of the Group after March 2010.

The transaction was accounted for as a business combination using the purchase method of accounting. The purchase price allocation of the transaction was allocated to assets acquired as of the date of acquisition as follows:

Fair value of net asset acquired	$440

Total consideration	$440

No intangible assets and goodwill were recognized.

It is not practical without unreasonable efforts to present the supplemental unaudited pro forma results of operations of the Group for the years ended December 31, 2009 and 2010 assuming that the acquisition of Guangdong R&D had been completed on January 1, 2009.

5.	RESTRICTED CASH

Restricted cash represents: i) bank deposits pledged as security for issuing letters of credit to overseas suppliers of $16 and $210 as of December 31, 2010 and 2011, respectively; and ii) bank deposits pledged as security for short term loan borrowed from banks of nil and $55,469 as of December 31, 2010 and 2011, respectively (Note 15). The use of cash in such an account is normally restricted for more than three months.

6.	NOTES RECEIVABLE

Notes receivable represents bank acceptance drafts that are non-interest bearing and due within six months.

CHINA DIGITAL TV HOLDING CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(In U.S. dollars in thousands, except share data)

7.	ACCOUNTS RECEIVABLE, NET

Accounts receivable, net, consists of the following:

	As of December 31,
	2010	2011

Billed accounts receivable	$18,359	$20,539
Unbilled accounts receivable	6,613	11,336

Accounts receivable	24,972	31,875
Less: allowance for doubtful accounts	(758)	(845)

Accounts receivable, net	$24,214	$31,030

Revenue recognized in excess of billings is recorded as unbilled receivable. The unbilled amounts become billable according to the contract terms. The Group generally anticipates that substantially all unbilled amounts as of a given balance sheet date would be billed within twelve months of such balance sheet dates.

Movement of allowance for doubtful accounts is as follows:

	Balance at beginning of the year	Charge to expenses	Deductions	Balance at end of the year

2010	$576	$182	$—	$758
2011	$758	$87	$—	$845

8.	INVENTORIES

Inventories, net consist of the following:

	As of December 31,
	2010	2011

Raw materials	$1,747	$2,193
Finished goods	1,659	2,175

	3,406	4,368
Less: write-down of inventory value	(405)	(450)

Inventories, net	$3,001	$3,918

CHINA DIGITAL TV HOLDING CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(In U.S. dollars in thousands, except share data)

9.	PREPAID EXPENSES AND OTHER CURRENT ASSETS

Prepaid expenses and other current assets consist of the following:

	As of December 31,
	2010	2011

Interest receivables	$2,061	$1,619
Receivable from disposal of Dongguan Super TV (Note 4)	—	1,046
Deposits	597	654
VAT refund receivables	1,017	920
Prepayments to suppliers	91	979
Fair value of the Forward Contracts (Note 15)	—	404
Deposit for investment in Cyber Cloud (Note 26(c))	6,818	—
Prepaid income tax	1,347	—
Other prepaid expenses	132	1,146

	$12,063	$6,768

10.	PROPERTY AND EQUIPMENT, NET

Property and equipment, net, consist of the following:

	As of December 31,
	2010	2011

Computers and other electronic equipment	$4,388	$4,048
Furniture and fixtures	209	184
Leasehold improvements	1,092	1,241
Motor vehicles	595	587

	6,284	6,060

Less: accumulated depreciation and amortization	(3,955)	(4,309)

	$2,329	$1,751

For the years ended December 31, 2009, 2010 and 2011, depreciation expense was $1,041, $1,005 and $1,092, respectively.

CHINA DIGITAL TV HOLDING CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(In U.S. dollars in thousands, except share data)

11.	INTANGIBLE ASSETS, NET

Intangible assets, net, consist of the following:

	As of December 31,
	2010	2011

Core technology	$455	$477
Complete technology	73	73
Contract backlogs	336	336
Customer relationship	1,188	1,188
Digital watermarking technology	908	952
Image tracing technology	410	410

	3,370	3,436
Less: accumulated amortization
Core technology	(260)	(322)
Complete technology	(73)	(73)
Contract backlogs	(336)	(336)
Customer relationship	(1,188)	(1,188)
Digital watermarking technology	(414)	(603)
Image tracing technology	(119)	(119)

	(2,390)	(2,641)
Less: impairment loss of image tracing technology	(291)	(291)
Foreign exchange difference	(14)	(54)

	$675	$450

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

The Group recorded amortization expense of $650, $267 and $251 for the years ended December 31, 2009, 2010 and 2011, respectively. Estimated amortization expenses of the existing intangible assets for the next five years are $254, $190, $6, nil and nil, respectively.

CHINA DIGITAL TV HOLDING CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(In U.S. dollars in thousands, except share data)

12.	EQUITY METHOD INVESTMENTS

Equity method investments consist of the following:

		As of December 31,
	Notes	2010	2011

Nanjing Qingda Yongxin Culture Media Co., Ltd. (“Qingda Yongxin”)	(a)	$70	$67
Foshan Nanhai Guokai Digital TV Technology Co., Ltd. (“Nanhai Guokai”)	(b)	353	348
3DiJoy Corp. (“3DiJoy”)	(c)	5,826	5,065
Guangzhou Rujia Network Technology Co., Ltd., (“Rujia”)	(d)	2,575	2,286

		$8,824	$7,766

(a)	In March, 2007, the Group and Jiangsu Qingda Technology Co. Limited (“Jiangsu Qingda”), one of its customers, set up a joint venture Qingda Yongxin, in which the Group contributed cash of $103, representing 40% of equity interest in the joint venture. Jiangsu Qingda contributed cash of $155 representing 60% of equity interest in the joint venture.

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

The Group has accounted for this long-term investment using equity method of accounting because the Group does not control the investee but has the ability to exercise significant influence over operating and financial policies of the investee. The Group controls three out of five seats in the board of directors of Nanhai Guokai. The remaining two seats are controlled by the noncontrolling shareholder. According to the article of association of Nanhai Guokai, two-thirds of directors’ approval is required for the appointment and dismissal of the general manager and vice general manager. Therefore the noncontrolling shareholder has substantive rights to participate in significant operating decisions in Nanhai Guokai. Accordingly, the Group accounts for its investment in Nanhai Guokai using the equity method of accounting.

CHINA DIGITAL TV HOLDING CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(In U.S. dollars in thousands, except share data)

12.	EQUITY METHOD INVESTMENTS - continued

(c)	In May 2010, the Group entered into a share subscription agreement to purchase 24% of equity interest in 3DiJoy with a consideration of $6,000. The Group has accounted for this long-term investment using equity method of accounting because the Group does not control the investee but has the ability to exercise significant influence over the operating and financial policies of the investee.
(d)	In June 2010, the Group acquired 34.45% of equity interest in Rujia through purchase of existing shares from a shareholder of Ruijia and contribution to its capital increase, for a total consideration of $2,500.The Group has accounted for this long-term investment using equity method of accounting because the Group does not control the investee but has the ability to exercise significant influence over the operating and financial policies of the investee.

The combined financial information for the equity method investments as of and for the periods presented is as follows:

	As of December 31,
	2010	2011

Total current assets	$9,941	$7,711
Total assets	10,509	8,614
Total current liabilities	700	1,032
Total liabilities	$904	$1,196

	For the years ended December 31,
	2009	2010	2011

Total net revenue	$99	$2,791	$1,628
(Loss)/income from operations	$(52)	$99	$(3,310)

CHINA DIGITAL TV HOLDING CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(In U.S. dollars in thousands, except share data)

13.	COST METHOD INVESTMENTS

On January 4, 2010, the Group, together with several other third parties entered into a share purchase agreement with OpenV China Holdings Company (“OpenV”) for a strategic investment in OpenV. According to the share purchase agreement and related transaction arrangements, the Group acquired 11.5% (subject to adjustment based on OpenV’s performance) equity interest in Open V for a consideration of $5,000 and obtained a warrant to purchase additional ordinary shares of OpenV, with total exercise price of $4,500 subject to certain conditions. As part of this transaction, the Group also agreed to extend to OpenV a $2,500 interest-free convertible loan, which can be converted to ordinary shares of OpenV, subject to certain conditions. As of December 31, 2010, the warrant was expired without being exercised and the convertible loan was not effected based on OpenV’s performance in 2010.

The Group accounted for this long-term investment under the cost method of accounting because the Group does not have significant influence and a controlling interest over OpenV.

In October 2010, the Group was informed that OpenV was under investigation over alleged copyright infringements relating to some of its online video content. Its normal online video services had been suspended since. Based on the foregoing, the Group has doubts on the going concern of OpenV. As a result, the Group wrote off the entire amount of original $5,000 investment in OpenV.

14.	HELD-TO-MATURITY INVESTMENTS

In September 2009, the Group purchased certain long-term corporate bond from one renowned international bank at the amount of $1,213 and classified the investment as held to maturity security. The annual interest rate of 3.02% with maturity date in 496 days was computed on a daily basis and paid together with principals when matured. The financial product’s underlying investment was high credit rating bonds. The Group recognized the interest income for this investment of $11, $36 and $2 for the years ended December 31, 2009, 2010 and 2011, respectively.

Since September 2009, the Group purchased certain PRC government bonds from five renowned Chinese banks at the amount of $22,906 and $24,770 in fiscal year 2009 and 2010, respectively, and classified the investments as held to maturity securities. The annual interest rate of 2.6% with maturity date in 365 days was computed on a daily basis and paid together with principals when matured. The Group recognized the interest income for this investment of $157, $832 and $317 for the years ended December 31, 2009, 2010 and 2011, respectively.

In 2011, the above held to maturity securities were matured and no additional investment of held-to-maturity securities were made.

CHINA DIGITAL TV HOLDING CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(In U.S. dollars in thousands, except share data)

15.	FORWARD CONTRACTS

To facilitate the cash payment of special cash dividend that the Group declared in November 2010, the Group entered into foreign currency forward contracts with two banks, respectively, in April and May 2011. Pursuant to those contracts, the Group made short-term loan in US dollar from these two banks with an aggregated amount of $55,193 for a period of one year. Meanwhile, the amount of $55,469 of the Group’s bank deposit was restricted until the short-term loan is fully paid back in April and May 2012 (Note 5). The forward contracts were determined to be a derivative. The Group carries the forward contracts at fair value in its balance sheet and the changes in the forward contract fair value during each period end are recorded in the statement of operations. The Group carries the forward contract as either assets or liabilities at fair value.

The Group measures the fair value of the forward contract on a recurring basis based on a level 2 measure, i.e. the Group uses the market forward exchange rate to assess the fair value of the forward contract and recognizes the changes in fair value attributable to the difference between the market forward exchange rate and contractual exchange rate in change in fair value of forward contract. For the year ended December 31, 2011, the Group recorded a gain of $404 in change in fair value of forward contract.

16.	ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities consist of the following:

	As of December 31,
	2010	2011

Accrued payroll and bonus	$2,334	$3,662
Other taxes payable	2,228	1,570
Amount due to employees for stock option exercise proceeds	888	77
Social insurance withholding	386	475
Accrued warranty	183	230
Other accrued expenses	2,829	3,299

	$8,848	$9,313

Movement of warranty accrual is as follows:

	Balance at beginning of the year	Charge to expenses	Deductions	Balance at end of the year

2010	$113	$81	$(11)	$183
2011	$183	$84	$(37)	$230

CHINA DIGITAL TV HOLDING CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(In U.S. dollars in thousands, except share data)

17.	DEFERRED REVENUE

Deferred revenue consists of the following:

	As of December 31,
	2010	2011

Current:
Advance from customers	$3,499	$5,028
Incentive offered to customers	1,361	1,727
Deferred revenue for SI service contracts with remaining PCS period within one year	1,044	990

	5,904	7,745

Non-current:
Deferred revenue for SI service contracts with remaining PCS period greater than one year	777	401

Total	$6,681	$8,146

Incentive offered to customers represents the deferred revenue relating to free smart cards committed to customers when cumulative purchase volume from the same customers reached certain level as of December 31, 2010 and 2011. Such deferred revenue is deducted from the initial revenue and to be recognized as revenue when free cards are delivered.

18.	INCOME TAXES

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

Super TV, N-S Digital TV, N-S Media Investment, Guangdong R&D, N-S Investment Holdings, Joysee, Cyber Cloud and Super Movie were registered in the PRC and are subject to PRC Enterprise Income Tax (“EIT”) on the taxable income in accordance with the relevant PRC income tax laws.

CHINA DIGITAL TV HOLDING CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(In U.S. dollars in thousands, except share data)

18.	INCOME TAXES - continued

Both Super TV and N-S Digital TV were qualified as New and High-Tech Enterprise” (“NHTE”) under the Enterprise Income Tax Law effective from January 1, 2008 (the “2008 EIT law”) and therefore both of them were qualified for a preferential tax rate of 15% for a three year period. In addition, since these two entities are both located in a high tech zone in Beijing, they were entitled to a three year exemption from EIT from 2004 to 2006 and a 50% further deduction of 15% tax rate from 2007 to 2009. In October 2011, Super TV and N-S Digital TV renewed for NHTE qualification and both entities were entitled to a preferential tax rate of 15% for a further three year period.

Super TV was qualified as Key Software Enterprise in 2010 under the 2008 EIT law and entitled for a preferential tax rate of 10% in 2010.

N-S Media Investment was subject to the statutory tax rate of 25% in 2009, 2010, and 2011.

N-S Investment Holdings, established in 2010, and Guangdong R&D, acquired in 2010, were subject to the statutory tax rate of 25% in 2010 and 2011.

Joysee, Cyber Cloud and Super Movie, established in 2011, were subject to the statutory tax rate of 25% in 2011.

Deferred income taxes result principally from differences in the recognition of certain assets and liabilities for tax and financial reporting purposes and the tax effect of tax loss carry forwards.

Income tax expenses/(benefits) are as follows:

	For the years ended December 31,
	2009	2010	2011

Income tax expenses/(benefits)
Current	$1,661	$10,714	$10,344
Deferred	(400)	(464)	(582)

Total	$1,261	$10,250	$9,762

CHINA DIGITAL TV HOLDING CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(In U.S. dollars in thousands, except share data)

18.	INCOME TAXES - continued

The principal components of the deferred income tax assets (liabilities) are as follows:

	As of December 31,
	2010	2011

Current
Write-down of inventory value	$61	$64
Allowance for doubtful accounts	115	127
Accrued expenses	170	471
Accrued bonus	333	305
Deferred revenue-current	293	394
Deferred cost-current	(59)	(44)
Warranty	28	35

Current deferred tax assets	941	1,352

Non-current
Deferred revenue-non-current	137	120
Government subsidies	—	271
Intangible assets amortization	36	73
Intangible assets impairment	45	47
Deferred cost-non-current	(36)	(56)
Property and equipment	61	—
Tax loss carry-forward deferred tax assets	1,901	3,161
Valuation allowance	(1,901)	(3,161)

Non current deferred tax assets	$243	$455

The Group’s subsidiaries registered in the PRC have total net operating loss carry forwards of $12,644 as of December 31, 2011 which will expire on various dates between December 31, 2012 and December 31, 2016. The net operating loss carry forwards generated by a particular entity in the Group cannot be transferred or utilized by other entities within the Group. Valuation allowances have been established because the Group believes that either it is more likely than not that its deferred tax assets will not be realized as it does not expect to generate sufficient taxable income in future.

CHINA DIGITAL TV HOLDING CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(In U.S. dollars in thousands, except share data)

18.	INCOME TAXES - continued

Reconciliation between the provision for income taxes computed by applying the PRC EIT rates of 25% to income before income taxes and the actual provision of income taxes is as follows:

	For the years ended December 31,
	2009	2010	2011

Net income before provision for income taxes	$26,532	$43,812	$51,084
PRC statutory tax rate	25%	25%	25%

Income tax at statutory tax rate	6,633	10,953	12,771
Expenses not deductible for tax purposes	147	194	230
Effect of income tax exemptions	(5,887)	(8,829)	(6,567)
Effect of income tax rate difference in other jurisdictions	99	1,627	1,901
Change in valuation allowance	269	925	1,427
Withholding tax	—	5,380	—

Income tax expenses	$1,261	$10,250	$9,762

If N-S Digital TV and Super TV were not in a tax holiday period for the years ended December 31, 2009, 2010 and 2011, the impact to the earnings per share amounts would be as follows:

	For the years ended December 31,
	2009	2010	2011

Increase in income tax expense	$5,887	$8,829	$6,567
Decrease in net income per share-basic	0.10	0.15	0.11
Decrease in net income per share-diluted	$0.10	$0.15	$0.11

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

CHINA DIGITAL TV HOLDING CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(In U.S. dollars in thousands, except share data)

18.	INCOME TAXES - continued

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

The 2008 EIT law imposes a 10% withholding income tax for dividends distributed by a foreign invested enterprise to its immediate holding company outside China, which were exempted under the previous income tax laws and rules. In November 2010, Super TV distributed $85,185 dividend to its immediate foreign holding company, Golden Benefit, for purpose of special cash dividend distribution to shareholders of the Company (Note 20). Among the total cash dividend of $85,185, $31,382 was attributable to undistributed earnings accumulated prior to January 1, 2008, and the balance of $53,803 was undistributed earnings earned by the Group after January 1, 2008 but prior to January 1, 2010. As a result, withholding tax of $5,380 was imposed.

Because the Company determines that the undistributed earnings of the Company’s subsidiaries located in the PRC will be indefinitely reinvested for use in the operation and expansion of its business within PRC, no further deferred tax liability has been accrued for the Chinese dividend withholding tax for the undistributed retained earnings.

CHINA DIGITAL TV HOLDING CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(In U.S. dollars in thousands, except share data)

19.	NET INCOME PER SHARE

	For the years ended December 31,
	2009	2010	2011

Net income (numerator), basic and diluted	$25,304	$33,421	$41,000

Shares (denominator):
Weighted average ordinary shares outstanding used in computing basic net income (loss) per share	57,728,009	58,313,467	58,934,912

Effect of dilutive securities:
Plus incremental weighted average ordinary shares from assumed exercise of stock options using the treasury stock method	863,063	465,560	140,554

Total Weighted average ordinary shares outstanding used in computing diluted net income per ordinary share	58,591,072	58,779,027	59,075,466

Net income per share-basic	$0.44	$0.57	$0.70

Net income per share-diluted	$0.43	$0.57	$0.69

20.	SPECIAL CASH DIVIDEND TO SHAREHOLDERS

In December 2008, the Group declared a special cash dividend of $1.00 per ordinary share to shareholders of record as of the close of business on January 8, 2009. Each of the Company’s American depositary shares represents one ordinary share. As of the record date, the number of ordinary shares outstanding was 57,296,413, among which 86,865 shares were issued between January 1, 2009 and the record date. By the end of February 2009, an aggregate amount of $57,296 was fully paid to shareholders.

In November 2010, the Group declared a special cash dividend of $2.00 per share on the Company’s ordinary shares to be paid in two installments of $1.00 each. The dividend was fully paid by May 31, 2011.

In May 2011, the Group declared a special cash dividend of $0.56 per share on the Company’s ordinary shares. The dividend was fully paid by April 13, 2012.

CHINA DIGITAL TV HOLDING CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(In U.S. dollars in thousands, except share data)

21.	SHARE-BASED COMPENSATION

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

On September 13, 2007, the board of directors of CDTV Holding approved the 2008 Stock Incentive Plan, pursuant to which the Group may grant options to purchase up 1,200,000 ordinary shares to its employees and other eligible people. Under Share Incentive Plans in 2008, there are four schemes of the options granted: Scheme V, Scheme VI, Scheme VII and Scheme VIII, which were granted on October 5, 2008, June 2, 2009, February 10, 2010 and November 15, 2010, respectively.

On November 19, 2010, the board of directors of CDTV Holding approved the 2010 Stock Incentive Plan, pursuant to which the Group may grant options to purchase up to 3,600,000 ordinary shares to its employees and other eligible people. Scheme IX, Scheme X, Scheme XI and Scheme XII, which were granted on November 19, 2010, May 16, 2011, September 30, 2011 and November 19, 2011, respectively.

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

On May 20, 2011, as the Company declared a special cash dividend of $0.56 per share on the Company’s ordinary shares, the per share exercise price of all options granted prior to and remaining outstanding as of June 20, 2011, the record date, was reduced by $0.56, provided that the per share exercise price after adjustment shall not be less than $0.01.

CHINA DIGITAL TV HOLDING CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(In U.S. dollars in thousands, except share data)

21.	SHARE-BASED COMPENSATION - continued

Details of the Share Incentive Plans:

Scheme I

Grant date: February 3, 2005

Exercise price per share - original: $0.543

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

CHINA DIGITAL TV HOLDING CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(In U.S. dollars in thousands, except share data)

21.	SHARE-BASED COMPENSATION - continued

Details of the Share Incentive Plans - continued

Scheme III

Grant date: December 5, 2006

Exercise price per share - original: $4.172

Exercise price per share after modification: $1.612

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

CHINA DIGITAL TV HOLDING CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(In U.S. dollars in thousands, except share data)

21.	SHARE-BASED COMPENSATION - continued

Details of the Share Incentive Plans - continued

Scheme IV

Grant date: October 5, 2008

Exercise price per share - original: $0.543

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

Scheme V

Grant date: October 5, 2008

Exercise price per share - original: $7.89

Exercise price per share after modification: $5.33

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

Scheme VI

Grant date: June 2, 2009

Exercise price per share - original: $9.09

Exercise price per share after modification: $6.53

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

CHINA DIGITAL TV HOLDING CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(In U.S. dollars in thousands, except share data)

21.	SHARE-BASED COMPENSATION - continued

Details of the Share Incentive Plans - continued

Scheme VII

Grant date: February 10, 2010

Exercise price per share - original: $0.543

Exercise price per share after modification: $0.01

Expiration date: February 9, 2020

Number of options granted: 42,880

Vesting schedule: All of the above stock options shall vest and become exercisable on the award date.

Scheme VIII

Grant date: November 15, 2010

Exercise price per share - original: $6.96

Exercise price per share after modification: $4.4

Expiration date: November 14, 2020

Number of options granted: 50,000

Vesting schedule: The vesting of the options is conditional upon whether the performance of the optionee in the four years after the option grant can meet certain performance targets.

Scheme IX

Grant date: November 19, 2010

Exercise price per share - original: $6.90

Exercise price per share after modification: $4.34

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

CHINA DIGITAL TV HOLDING CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(In U.S. dollars in thousands, except share data)

21.	SHARE-BASED COMPENSATION - continued

Details of the Share Incentive Plans - continued

Scheme X

Grant date: May 16, 2011

Exercise price per share - original: $4.90

Exercise price per share after modification: $4.34

Expiration date: May 15, 2021

Number of options granted: 1,600,000

Type I under Scheme X:

Number of options granted: 1,457,000

Vesting schedule: (1) 25% of the total number of option shares on November 19, 2011; and (2) the remaining 75% of the option shares shall vest in 36 substantially equal monthly installments, with the first installment vesting on the last day of the month following November 19, 2011 and an additional installment vesting on the last day of each of the 35 months thereafter.

Type II under Scheme X:

Number of options granted: 143,000

Vesting schedule: The vesting of the options is conditional upon whether the performance of the optionee can meet certain performance targets as of April 1, 2012.

Scheme XI

Grant date: September 30, 2011

Exercise price per share: $4.34

Expiration date: September 29, 2021

Number of options granted: 700,000

Vesting schedule: (1) 25% of the total number of option shares on November 19, 2011; and (2) the remaining 75% of the option shares shall vest in 36 substantially equal monthly installments, with the first installment vesting on the last day of the month following November 19, 2011 and an additional installment vesting on the last day of each of the 35 months thereafter.

CHINA DIGITAL TV HOLDING CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(In U.S. dollars in thousands, except share data)

21.	SHARE-BASED COMPENSATION - continued

Details of the Share Incentive Plans - continued

Scheme XII

Grant date: November 19, 2011

Exercise price per share: $4.34

Expiration date: November 18, 2021

Number of options granted: 300,000

Vesting schedule: (1) 25% of the total number of option shares immediately on November 19, 2011; and (2) the remaining 75% of the option shares shall vest in 36 substantially equal monthly installments, with the first installment vesting on the last day of the month following November 19, 2011 and an additional installment vesting on the last day of each of the 35 months thereafter.

Options granted to non-employees

Option granted to an independent director

The Group granted 40,000 options to an independent director who became the Company’s independent director upon the IPO of the Company.

Grant date: May 15, 2007

Exercise price per share - original: $4.172

Exercise price per share after modification: $1.612

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

CHINA DIGITAL TV HOLDING CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(In U.S. dollars in thousands, except share data)

21.	SHARE-BASED COMPENSATION - continued

Option exercise

The option shall be exercisable by the delivery to the secretary of corporation of a written notice, in the form approved by the Group, stating the number of ordinary shares to be purchased pursuant to the option and payment in full for the exercise price of the shares to be purchased in cash, by check or by electronic funds transfer to the Group.

Management used the Black-Scholes option pricing model to estimate the fair value of the following options on their respective grant date with the following assumptions:

	Expected price volatility range	Risk-free interest rate range	Expected life range	Expected dividends	Fair value of ordinary share at grant date

Scheme I/Options granted to Tech Power Enterprise	56.3%-58.1%	4.17%-4.36%	5.25-6.33	0%	$0.27
Scheme II	50.5%-50.6%	5.77%-5.81%	5.50-6.26	1.00%	$3.56
Scheme III	49.8%-52.4%	5.77%-5.83%	5.28-6.54	1.00%	$3.56
Options granted to an independent director	45.4%-48.1%	4.99%-5.03%	5.19-5.94	0%	$9.15
Scheme IV	56.20%	2.92%	6.25	0%	$7.66
Scheme V	56.20%	2.92%	6.25	0%	$7.66
Scheme VI	51.50%	3.28%	6.25	2.50%	$9.09
Scheme VII	51.54%	3.28%	0	0%	$6.36

Management used Binomial model to estimate the fair value of the following options on their respective grant date with the following assumptions:

	Expected price volatility range	Risk-free interest rate range	Time to vest	Expected dividends	Fair value of ordinary share at grant date

Scheme VIII	38.91%	3.91%	2.13	0%	$6.96
Scheme IX	38.89%	3.82%	2.16	0%	$7.26
Scheme X	45.17%	3.99%	0.88-1.69	0%	$6.39
Scheme XI	73.61%	3.91%	1.32	9%	$3.9
Scheme XII	72.80%	3.68%	1.18	9%	$3.89

The fair value of the option at the grant date was $0.11, $2.38, $1.67, $6.48, $7.22, $4.24, $3.83, $5.82, $2.93-$2.95, $3.16, $3.11-$3.42, $1.57-$1.65 and $1.54-$1.62 for each option for Scheme I, Scheme II, and Scheme III option plans, options granted to the independent director, Scheme IV, Scheme V, Scheme VI, Scheme VII, Scheme VIII, Scheme IX, Scheme X, Scheme XI and Scheme XII, respectively.

CHINA DIGITAL TV HOLDING CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(In U.S. dollars in thousands, except share data)

21.	SHARE-BASED COMPENSATION - continued

In calculating the fair value of the options using the Black-Scholes or Binomial option pricing model, the following major assumptions were used:

(1)	Volatility

The volatility of the underlying ordinary shares during the life of the options was estimated based on the historical stock prices volatility of listed comparable companies over a period comparable to the expected term of the options or the Company’s own historical stock price volatility. The companies selected for reference were Comcast Corporation, Cablevision Systems Corporation and Thomson.

(2)	Risk free interest rate

Risk free interest rate was estimated based on the yield to maturity of government bonds with a maturity period close to the expected term of the options.

(3)	Expected term

The Company estimated the expected term as the average between the vesting term of the options and the original contractual term.

(4)	Time to vest

The Company estimated the time to vest as the weighted average remaining vesting period of the options based on the vesting schedule of the options.

(5)	Dividend yield

The dividend yield was estimated by the Company based on its expected dividend policy over the expected term of the options and its historical special cash dividend payments.

(6)	Exercise price

The exercise price of the options was determined by the Company’s board of directors.

(7)	Fair value of underlying ordinary shares

The fair value of ADSs representing its ordinary shares on the grant date is determined by the closing trade price of ordinary shares on the grant date.

CHINA DIGITAL TV HOLDING CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(In U.S. dollars in thousands, except share data)

21.	SHARE-BASED COMPENSATION - continued

A summary of stock option activity is as follows:

		Weighted average exercise price
	Number of options

Options outstanding as at December 31, 2009	1,766,318	$4.75
Granted	1,092,880	6.65
Exercised	(773,347)	1.64
Forfeited	(70,470)	5.68

Options outstanding as at December 31, 2010	2,015,381	4.43	*
Granted	2,600,000	4.34
Exercised	(163,903)	2.12
Forfeited	(73,915)	5.43

Options outstanding as at December 31, 2011	4,377,563	4.45

Options exercisable as at December 31, 2011	1,124,647	4.40

*	The weighted average exercise price per option as of December 31, 2010 was retrospectively adjusted to reflect the impact of the exercise price modification in June 2011.

The following table summarizes information with respect to share options outstanding at December 31, 2011:

	Weighted-average exercise price	Number outstanding	Number exercisable	Weighted-average remaining contractual life	Intrinsic value

Scheme I	$0.01	1,888	—	3.09 years	$3.16
Scheme II	0.01	65,745	42,857	4.73 years	3.16
Scheme III	1.61	66,840	42,862	4.93 years	1.56
Scheme IV	0.01	5,200	—	6.76 years	3.16
Scheme V	5.33	286,376	120,287	6.76 years	—
Scheme VI	6.53	311,914	114,224	7.42 years	—
Scheme VIII	4.40	50,000	—	8.88 years	—
Scheme IX	4.34	1,000,000	270,833	8.89 years	—
Scheme X	4.34	1,589,600	349,140	9.37 years	—
Scheme XI	4.34	700,000	151,939	9.75 years	—
Scheme XII	4.34	300,000	32,505	9.88 years	—

		4,377,563	1,124,647

CHINA DIGITAL TV HOLDING CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(In U.S. dollars in thousands, except share data)

21.	SHARE-BASED COMPENSATION - continued

The weighted-average grant-date/ modification date fair value of options granted during the years of 2009, 2010 and 2011 was $3.83, $3.61 and $2.66, respectively.

The aggregate intrinsic value of options outstanding, vested and exercisable as of December 31, 2011 was $334, $327 and $202, respectively. The total intrinsic value of options exercised during the years ended December 31, 2009, 2010 and 2011 was $4,334, $5,116 and $288, respectively.

A summary of unvested stock option activity as of December 31, 2011, and changes during the year ended December 31, 2011 are presented below:

		Weighted average Grant-date Fair Value
Unvested Stock Option	Number of Shares

Unvested at January 1, 2011	1,439,517	$3.40
Granted	2,600,000	2.66
Vested	(1,099,639)	2.98
Forfeited	(58,461)	4.00

Unvested at December 31, 2011	2,881,417	2.88

The Group recorded the share-based compensation expense of $1,662, $1,478 and $5,562 for the years ended December 31, 2009, 2010 and 2011, respectively.

As of December 31, 2011, total unrecognized compensation expense related to the unvested share options was $4,751, which is expected to be recognized over a weighted-average period of 1.67 years according to the graded vesting schedule. Total fair value of shares vested during the year ended December 31, 2009, 2010 and 2011 was $1,168, $1,653 and $3,277, respectively.

CHINA DIGITAL TV HOLDING CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(In U.S. dollars in thousands, except share data)

22.	FAIR VALUE MEASUREMENT

Measured at fair value on a recurring basis

The Group’s financial assets and liabilities measured at fair value on a recurring basis as of December 31, 2011 include forward contracts. There was no financial assets and liabilities measured at fair value on a recurring basis as of December 31, 2010.

The following table summarizes the Group’s financial assets and liabilities measured at fair value on recurring basis.

	Fair value measurement at reporting date using
	December 31, 2011	Quoted prices in active market for identical instruments (Level 1)	Significant other observable (Level 2)	Significant unobservable inputs (Level 3)

Forward contracts	$404	—	$404	—

Measured at fair value on a non-recurring basis

The Group’s financial assets and liabilities measured at fair value on a non-recurring basis include cost method investment and acquired assets and liabilities in connection with the business acquisition and the cost method investment based on Level 3 inputs.

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

The Group measured the fair value of the acquired intangible assets using the “cost”, “income approach excess earnings” and “with & without” valuation methods. The Group also re-measured certain intangible assets at their value on a nonrecurring basis as results of the impairment loss recognized in 2010, as set out in Note 11. These acquired intangible assets are considered Level 3 assets and liabilities because the Group used unobservable inputs, such as forecasted financial performance of the acquired business and discount rates, to determine the fair value of these purchased assets and liabilities.

23.	MAINLAND CHINA CONTRIBUTION PLAN

Full time employees of the Group in the PRC participate in a government-mandated multiemployer defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. PRC labor regulations require the Group to accrue for these benefits based on certain percentages of the employees’ salaries. The total contribution for such employee benefits was $2,147, $2,805 and $3,365 for the years ended December 31, 2009, 2010 and 2011, respectively.

CHINA DIGITAL TV HOLDING CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(In U.S. dollars in thousands, except share data)

24.	COMMITMENTS

Operating lease commitment

The Group has operating lease agreements principally for its office spaces in the PRC. These leases expire through 2014 and are renewable upon negotiation. Rental expense under operating leases for the years ended December 31, 2009 and 2010 and 2011 was $1,301, $1,401, and $1,589, respectively.

Future minimum lease payments under non-cancelable operating lease agreements are as follows:

2012	$434
2013	9
2014	—

$443

Purchase commitments

As of December 31, 2011, purchase commitments are $300, mainly for service.

Other contractual commitment

According to an agreement signed between the Group and Tsing Hua University in May 2010, the Group will sponsor certain R& D program of Tsing Hua University up to $794 from 2010 to 2013. There will be $159 remained to be paid in 2012.

25.	NONCONTROLLING INTEREST

	N-S Digital TV	Dongguan Super TV	Cyber Cloud	Joysee	Super Movie	Total
	(Note 1)	(Note 4(a))	(Note 26(c))	(a)	(b)

Balance as of January 1, 2009	$1,000	$564	$—	$—	$—	$1,564
Net loss	—	(13)	—	—	—	(13)
Transfer of noncontrolling interest	(1,000)	—	—	—	—	(1,000)
Disposal	—	(551)	—	—	—	(551)

Balance as of December 31, 2009	—	—	—	—	—	—
Acquisition	—	530	—	—	—	530
Net loss	—	(10)	—	—	—	(10)

Balance as of December 31, 2010	—	520	—	—	—	520
Capital injection	—	—	759	5,542	236	6,537
Transfer of noncontrolling interest	—	—	—	(1,822)	—	(1,822)
Net income /(loss)	—	105	(221)	(491)	(123)	(730)
Disposal	—	(625)	—	—	—	(625)

Balance as of December 31, 2011	$—	$—	$538	$3,229	$113	$3,880

CHINA DIGITAL TV HOLDING CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(In U.S. dollars in thousands, except share data)

25.	NONCONTROLLING INTEREST - continued

a.	Pursuant to an agreement, dated April 29, 2011, between Super TV and Beijing Ying Zhi Cheng Technology Co., Ltd. (“Ying Zhi Cheng Technology”), to establish Joysee in Beijing mainly engaging in the research and development of advanced digital television terminals. Super TV and Ying Zhi Cheng Technology contributed cash of $4,154 and $462, representing 90% and 10% of the equity interest in Joysee, respectively.

Pursuant to an agreement, dated May 24, 2011, among Super TV, N-S Digital TV and Ying Zhi Cheng Technology, N-S Digital TV contributed capital injection of $923 in cash, representing a 16.7% equity interest in Joysee.

Pursuant to an agreement, dated June 13, 2011, among Super TV, N-S Digital TV, Ying Zhi Cheng Technology and Intel Semiconductor (Dalian) Ltd. (“Intel”), Intel contributed capital injection of $5,080 in cash, representing a 37.5% equity interest in Joysee. Pursuant to an equity transfer agreement, dated June 13, 2011, between N-S Digital TV and Intel, Intel transferred 7.5% of its equity investment in Joysee to N-S Digital TV for a nominal consideration. The difference of Intel’s contributed amount and the equity interest obtained by Intel was $1,822, and it was recorded in additional paid in capital of the consolidated financial statement of the Group.

As a result of above series of transactions, the Group holds 64.8% equity interest in Joysee, of which Super TV and N-S Digital TV holds 46.9% and 17.9%, respectively.

b.	Pursuant to a shareholder investment agreement, dated August 26, 2011, between Super TV and Beijing Chaoying Weichuang Technology Ltd. ( “Chaoying Weichuang”), the parties agreed to establish Super Movie, which mainly engages in video program delivery services. Super TV and Chaoying Weichuang contributed cash in the amount of US$2,111 and US$236, respectively, representing 90% and 10% of the equity interest in Super Movie, respectively.

26.	RELATED PARTY BALANCES AND TRANSACTIONS

a.	On February 26, 2010, the Group entered into an agreement with Beijing Shi Xun, to acquire its 90% equity interest in Guangdong R&D for a cash consideration of $396. On the same day, the Group entered into an agreement with the holder of the remaining 10% equity interest in Guangdong R&D, an independent third party of the Group, for a cash consideration of $44. Guangdong R&D became a wholly owned subsidiary of the Group after the transaction (Note 4(b)). At the time of the transaction, Zengxiang Lu, the Company’s director, was the president of Guangdong R&D, and Jianhua Zhu, the Company’s chairman, was the executive director of Guangdong R&D. 80% of equity interest of Beijing Shi Xun was held by two family members of the Company’s two major shareholders.

CHINA DIGITAL TV HOLDING CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(In U.S. dollars in thousands, except share data)

26.	RELATED PARTY BALANCES AND TRANSACTIONS - continued

b.	In August 2010, the Group entered into an agreement with Rujia, an equity method investee of the Group, to sell 100% equity interest in Guangdong SuperTV Digital Media Co., Ltd. (“Guangdong SuperTV”) at a total consideration of $4,585. Gain of $32 generated from the disposal of the investment in Guangdong SuperTV was recorded in income from equity method investments in the consolidated statements of operations in 2010.

As the Group still has significant continuing involvement in the operations of Guangdong SuperTV through Rujia after the above transaction, disposal of Guangdong SuperTV was not considered discontinued business.

For the year ended 31 December 2011, the Group made purchase of certain media information system amounted to $122 from Rujia, of which $70 was not paid as of December 31, 2011.

c.	In December 2010, the Group entered into an agreement with Beijing Yuewu Yuntian Software Technology Ltd. (“Yuewu Yuntian”), which was established by one of the management of the Company, to set up Cyber Cloud that engages in research and development of cloud computing technology and operation. The Group and Yuewu Yuntian contributed cash of $6,818 and $759, respectively, in December 2010, representing 90% and 10% of the equity interest in Cyber Cloud. Cyber Cloud was legally established on January 19, 2011.

27.	STATUTORY RESERVES AND RESTRICTED NET ASSETS

As stipulated by the relevant law and regulations in the PRC, the Company’s subsidiary, VIE and VIE’s subsidiaries in the PRC are required to maintain non-distributable statutory reserve. Appropriations to the statutory reserve are required to be made at 10% of profit after taxes as reported in these entities’ statutory financial statements prepared under PRC GAAP. Once appropriated, these amounts are not available for future distribution to owners or shareholders. Once the statutory reserve is accumulated to 50% of these entities’ registered capital, these entities can choose not to provide further statutory reserves. The statutory reserve may be applied against prior year losses, if any, and may be used for general business expansion and production and an increase in registered capital of these entities. Amounts contributed to the statutory reserve were $2,507, $4,633 and $370 for 2009, 2010 and 2011, respectively.

As a result of PRC laws and regulations, which require that distributions by PRC entities can only be paid out of distributable profits computed in accordance with PRC GAAP, the PRC entities are restricted from transferring a portion of their net assets to the Group. Amounts restricted include paid-in capital and the statutory reserves of the Company’s PRC subsidiaries, VIEs and VIE’s subsidiary. As of December 31, 2011, the aggregate amounts of capital and statutory reserves restricted which represented the amount of net assets of the relevant subsidiaries, VIEs and VIE’s subsidiary in the Group not available for distribution was $25,516.

CHINA DIGITAL TV HOLDING CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(In U.S. dollars in thousands, except share data)

28.	SUBSEQUENT EVENT

The Group evaluated all events subsequent to the balance sheet date of December 31, 2011 through the date the consolidated financial statements were issued.

In June 2011, the Group entered into a framework agreement with Beijing AirMedia Advertising Co., Ltd. (“AirMedia”), to set up two joint ventures (“JVs”) in the PRC to engage in movie contents distribution related business. In December 2011, the Group and AirMedia entered into a supplemental agreement, pursuant to which the Group and AirMedia each contributed cash of $794 in February 2012, representing 50% of the equity interest in each of the JVs. The JVs were legally established on February 15, 2012 and March 13, 2012, respectively.