Form 20-F
period 2012-12-31
China Digital TV Holding Co., Ltd.
filed 2013-04-16
CIK 1405503

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2012

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

N/A

(Translation of Registrant’s Name Into English)

Cayman Islands

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

As of December 31, 2012, 59,100,754 ordinary shares, par value US$0.0005 per share, were issued and outstanding.

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

•	“China” or the “PRC” refers to the People’s Republic of China, excluding, for the purposes of this annual report, Hong Kong, Macau and Taiwan;

•	“RMB” or “Renminbi” refers to the legal currency of China;

•	“U.S. dollars” or “US$” refers to the legal currency of the United States; and

•	“U.S. GAAP” refers to generally accepted accounting principles in the United States.

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

A. Selected Financial Data

Our Selected Consolidated Financial Data

The following selected consolidated financial data should be read in conjunction with “Item 5. Operating and Financial Review and Prospects” and our audited consolidated financial statements and the notes thereto included elsewhere in this annual report on Form 20-F. The selected consolidated statement of operations data for the years ended December 31, 2010, 2011 and 2012, and the selected consolidated balance sheet data as of December 31, 2011 and 2012 set forth below are derived from our audited consolidated financial statements included elsewhere in this annual report. The selected consolidated statement of operations data for the years ended December 31, 2008 and 2009 and the selected historical consolidated balance sheet data as of December 31, 2008, 2009 and 2010 set forth below are derived from our audited consolidated financial statements which are not included in this annual report.

Our audited historical consolidated financial statements have been prepared and presented in accordance with U.S. GAAP.

Our historical results for any prior period do not necessarily indicate our results to be expected for any future period.

	For the years ended December 31,
	2008		2009		2010		2011		2012
	(In thousands of U.S. dollars, except share and per share data)
Consolidated Statements of Operations Data:
Revenues
Products	US$	64,412	US$	49,146	US$	82,518	US$	95,162	US$	85,319
Services		6,285		5,918		5,225		5,378		4,925

Total revenues		70,697		55,064		87,743		100,540		90,244
Business tax		(363)		(360)		(620)		(1,445)		(1,501)

Net revenues		70,334		54,704		87,123		99,095		88,743
Cost of revenues
Products		10,877		9,716		15,148		16,100		16,880
Services		2,828		3,686		3,040		3,027		3,952

Total cost of revenues		13,705		13,402		18,188		19,127		20,832
Gross profit		56,629		41,302		68,935		79,968		67,911

Total operating expenses		19,068		20,775		25,325		35,240		40,452
Income from operations		37,561		20,527		43,610		44,728		27,459
Interest income		9,138		6,070		5,294		6,810		6,318
Interest expense		—		—		—		(1,452)		(739)
Gain/(loss) from forward contracts		—		—		—		404		(690)
Impairment loss on long-term investments		—		—		(5,000)		—		(4,487)
Other (expense)/income		(412)		(65)		(92)		594		549

Income before income taxes		46,287		26,532		43,812		51,084		28,410
Income tax expense		3,235		1,261		10,250		9,762		22,232
Net income before (loss)/income from equity method investments		43,052		25,271		33,562		41,322		6,178

(Loss)/income from equity method investments, net of income taxes		(4)		20		(151)		(1,052)		(640)

Net income		43,048		25,291		33,411		40,270		5,538

	For the years ended December 31,
	2008		2009		2010		2011		2012
	(In thousands of U.S. dollars, except share and per share data)
Net loss attributable to noncontrolling interest		(14)		(13)		(10)		(730)		(1,389)

Net income attributable to holders of ordinary shares	US$	43,062	US$	25,304	US$	33,421	US$	41,000	US$	6,927

Earnings per share data:
Net income per ordinary share—basic	US$	0.75	US$	0.44	US$	0.57	US$	0.70	US$	0.12
Net income per ordinary share—diluted	US$	0.72	US$	0.43	US$	0.57	US$	0.69	US$	0.12
Weighted average shares used in calculating basic net income per share—ordinary shares		57,138,985		57,728,009		58,313,467		58,934,912		59,011,396
Weighted average shares used in calculating diluted net income per share		60,058,724		58,591,072		58,779,027		59,075,466		59,092,804

Consolidated Balance Sheet Data:
Cash and cash equivalents	US$	202,947	US$	131,087	US$	148,944	US$	201,557	US$	130,697
Total assets		297,976		263,488		273,642		321,338		193,565
Total liabilities		71,950		10,464		94,622		111,016		110,402	*
Total China Digital TV Holding Co., Ltd. shareholders’ equity		224,462		253,024		178,500		206,442		80,458	*
Noncontrolling interest		1,564		—		520		3,880		2,705
Total liabilities and equity	US$	297,976	US$	263,488	US$	273,642	US$	321,338	US$	193,565

*

The amount reflects an adjustment to dividend payable included in total liabilities and additional paid-in capital included in equity, respectively, in the amount of US$971,377 to the amount reported in our unaudited financial results for the fourth quarter and full year ended December 31, 2012 announced on February 26, 2013 to rectify an error.

In November 2012, our board of directors declared a special cash dividend of US$2.30 per ordinary share.

Exchange Rate Information

Our business is primarily conducted in China and substantially all of our revenues are denominated in Renminbi. We present our historical consolidated financial statements in U.S. dollars. In addition, solely for the convenience of the reader, this annual report contains translations of certain Renminbi amounts into U.S. dollars at specific rates. For January 1, 2009 and all later dates and periods, the exchange rate refers to the exchange rate as set forth in the H.10 statistical release of the Federal Reserve Board. Unless otherwise indicated, conversions of Renminbi into U.S. dollars in this annual report are based on the exchange rate on December 31, 2012. We make no representation that any Renminbi amounts could have been, or could be, converted into U.S. dollars or vice versa, as the case may be, at any particular rate, the rates stated below, or at all. For a detailed explanation of the risk of currency rate fluctuations, please see “Risk Factors—Risks Relating to the People’s Republic of China—Fluctuations in exchange rates could result in foreign currency exchange losses.” The PRC government imposes controls over its foreign currency reserves in part through direct regulation of the conversion of Renminbi into foreign exchange and through restrictions on foreign trade.

On April 12, 2013, the daily exchange rate reported by the Federal Reserve Board was RMB6.1914 to US$1.00. The following table sets forth additional information concerning exchange rates between Renminbi and U.S. dollars for the periods indicated. These rates are provided solely for your convenience and are not necessarily the exchange rates that we use in this annual report or will use in the preparation of our future periodic reports or any other information to be provided to you.

	RMB per US$1.00
	High	Low
October 2012	6.2877	6.2372
November 2012	6.2454	6.2221
December 2012	6.2502	6.2251
January 2013	6.2303	6.2134
February 2013	6.2438	6.2213
March 2013	6.2246	6.2105
April 2013 (through April 12, 2013)	6.2078	6.1914

The following table sets forth the average exchange rates between Renminbi and U.S. dollars for each of 2008, 2009, 2010, 2011 and 2012 calculated by averaging the exchange rates on the last day of each month during each of the relevant years.

Average Exchange Rate

RMB per US$ 1.00
2008	6.9193
2009	6.8295
2010	6.7603
2011	6.4475
2012	6.2990

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

Furthermore, the television broadcasting industry in the PRC is highly regulated. Government regulations with respect to television broadcasting content, the amount and content of advertising, the pricing of pay-television subscriptions, the role of private-sector investment and the role of foreign investment significantly influence the business strategies and operating results of our customers. For example, the PRC State Administration of Press, Publication, Radio, Film and Television (formerly, the PRC State Administration of Radio, Film and Television), or the SARFT, issues licenses without which our customers cannot operate, and may withdraw such licenses for violation of its regulations. Among other things, the SARFT must approve the creation of new premium content channels and has the power to order television network operators to stop airing programs or advertising that it considers illegal or inappropriate. Any adverse government actions against television network operators could in turn cause us to lose existing or potential customers.

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

Furthermore, the SARFT released a unified CA systems standard in March 2012, which requires a unified CA system that is compatible with different terminals developed by different vendors to be used. Although this standard has not yet been implemented, upon such implementation, it would allow television network operators greater flexibility in selecting vendors of CA systems and related upgrades, including those of our competitors.

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

The revenues generated by our top five customers for a particular year as a percentage of our total revenues declined from 48.3% in 2006 to 21.0% in 2012. However, we currently still derive, and we expect to continue to derive, a significant portion of our revenues from a limited number of customers, although the particular customers may vary from period to period. As digital cable television systems are still at the developing stage in the PRC, the largest shipments of smart cards tend to be to operators who are launching new digital transmission systems and need to purchase in bulk for their established networks. If a customer significantly reduces the volume of its purchases from us, defers or cancels orders or terminates its relationship with us, our revenues and net income could decline significantly and, as a result, our financial condition and results of operations could be materially and adversely affected.

Our business may suffer if cable television network operators, who currently comprise our primary customer base, do not compete successfully with existing and emerging alternative platforms for delivering television programs, including terrestrial networks, Internet protocol television, mobile television and satellite broadcasting networks.

Our existing customers are mainly cable television network operators in the PRC, which compete with traditional terrestrial television networks for the same pool of viewers. As technologies develop, other means of delivering information and entertainment to television viewers are evolving. For example, some telecommunications companies in the PRC are seeking to compete with terrestrial broadcasters and cable television network operators by offering Internet protocol television, or IPTV, which allows telecommunications companies to stream television programs through telephone lines. The SARFT has officially issued seven IPTV licenses and seven Internet TV licenses, and it may issue significantly more IPTV and Internet TV licenses in the future. The SARFT also issued a broadcast license in 2006 to the PRC’s first direct satellite broadcast company, which began operation in 2008. Since 2009, a television operator has started to offer mobile television services. We may not be as successful in selling our CA systems to the operators of IPTV, or terrestrial, satellite or mobile television networks as we have been in selling to cable television network operators. To the extent that the terrestrial television networks, telecommunications companies or satellite television network operators compete successfully with cable television network operators for viewers, the ability of our existing cable customer base to attract and retain subscribers may be adversely affected. As a result, demand for additional smart cards could falter and our business, financial condition and results of operations would be materially and adversely affected.

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

As a general matter, we do not have long-term contracts with our suppliers. We purchase substantially all of the computer chips that are used in our smart cards from two suppliers, STMicroelectronics, or STM, and Infineon Technologies AG, or Infineon (and prior to February 2009, indirectly through an agent of Infineon). In addition, we have arrangements with a number of smart-card manufacturers, including China Electronics Smart Card Co., Ltd., or China Electronics, the China Sciences Group and Axalto Smart Card Technology Co., to embed the computer chips into plastic cards. We generally place purchase orders with our computer chip and smart card suppliers as needed to meet our customers’ demand. Our computer chip and smart card suppliers are generally not under any contractual obligation to accept our purchase orders or fulfill them within our desired time frame. However, we currently maintain a one-year contract with each of China Electronics and the China Sciences Group that requires them to fulfill our orders in accordance with an agreed schedule. Any significant delay or failure by any of our suppliers or manufacturers to fulfill our orders for computer chips or smart cards could force us to obtain computer chips or smart cards from alternative sources at higher cost, negatively affecting our operating margins, or could prevent us from delivering smart cards in the required quantities to our customers on time. Any such failure by us could have a material adverse effect on our reputation and ability to retain customers, as well as our business, financial condition and results of operations, and may also subject us to claims from our customers.

We face intense competition, which could reduce our market share and harm our financial performance.

The market for digital television CA systems and software applications is intensely competitive. Several of the world’s leading developers and producers of CA systems, including Irdeto Access B.V., Conax Company and Kudelski SA, operate in the PRC market. We also compete with domestic CA systems vendors, including Sumavision Technologies Co., Ltd. and DVN Holdings Ltd. Some of our competitors have substantially greater financial, technical and other resources than we do, and may respond more quickly than we could to technological or commercial changes in our industry. In addition, some competitors offer their CA systems at a lower price or with a longer credit term than we do. We may need to reduce our prices to compete with them, which may lead to reduced margins or loss of market share. We cannot assure you that we will be able to compete effectively in the market for digital television CA systems and software applications in the PRC. See “Item 4. Information on the Company—B. Business Overview—Competition.”

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

N-S Digital TV may be deemed not to be in full compliance with certain legal regulatory requirements relating to the production, sale and export of encryption products, and the relevant PRC government authorities could require N-S Digital TV to cease such activities and impose administrative penalties including fines, which could have a material adverse effect on our business, financial condition and results of operations.

The PRC government introduced regulations in 1999 generally requiring a company that engages in the production and sale of encryption products to obtain two licenses, one for the production of encryption products and the other for the sale and distribution of encryption products, and the implementation rules for issuing these two licenses were promulgated in December 2005. Under these regulations and implementation rules, a company generally is only allowed to produce and/or sell encryption products that use algorithms designated by the encryption authority and such products shall also be certified by the encryption authority. In addition, these regulations and implementation rules also require a company obtain prior approval from the encryption authority for the export of encryption products. The encryption authority initially designated permitted algorithms for CA systems in 2007 and a final and official designation remains pending. Like many other vendors of CA systems in the PRC, N-S Digital TV has been producing and selling CA systems using algorithms other than those initially designated by the encryption authority. We understand that, in practice, the PRC government has allowed a transition period, of a duration yet to be determined at its sole discretion, for vendors of CA systems to comply with this requirement to use the algorithms to be finally and officially designated by the government. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulation of Encryption Industry.” N-S Digital TV has engaged in the production and sale of encryption products since its establishment in May 2004, but it did not obtain the license for the production of encryption products until June 2006 and the license for the sale of encryption products until September 2008. In December 2008 and February 2009, certain CA system products we developed by using the algorithms designated by the encryption authority were certified by the encryption authority. However, we have not decided when N-S Digital TV will produce and sell those products using the designated algorithms, and various factors, in addition to the permissible transition period for adoption, will affect this decision, including whether products using algorithms designated by the encryption authority will be generally accepted by the cable television industry (including CA system vendors and cable television operators). Furthermore, N-S Digital TV has engaged in the export of encryption products since 2010, but it did not obtain the prior approval from the encryption authority for such export. If N-S Digital TV fails to adopt the algorithms designated by the encryption authority for any of CA systems products it produces and sells by the end of the transition period or at any time during the transition period at the request of the government, it may be required to discontinue the production and sale of its non-compliant CA systems. If the relevant PRC government authorities deem N-S Digital TV’s production of encryption products prior to June 2006, sale of encryption products prior to September 2008 or export of encryption products since 2010 to be in violation of the applicable regulations, they may impose sanctions against N-S Digital TV. These sanctions may include confiscation of income from non-compliant activities, fines of up to three times the amount of income from non-compliant activities and revocation of the licenses already issued. Imposition of such sanctions may result in material disruptions to our business operations, damage to our reputation and significant financial losses.

Enforcement of certain PRC regulatory requirements regarding the use of encryption products may prevent prospective customers from purchasing our CA systems and our business revenues and net income could be materially reduced as a result.

The PRC government introduced regulations in 1999 that require users to use only encryption products that are certified by the encryption authority. The CA systems we currently produce and sell have not been certified by the encryption authority because we have not adopted the government-designated algorithms for such CA systems. We believe that because the PRC government provides for a transition period, which will be for a duration to be determined at its sole discretion, for us to adopt the algorithms to be finally and officially designated by the government, it is unlikely that the government will enforce the above-mentioned regulatory requirements with respect to the use or purchase of our CA systems during that transition period. In December 2008 and February 2009, certain CA system products we developed by using the algorithms designated by the encryption authority were certified by the encryption authority. However, as stated above, we have not decided when N-S Digital TV will produce and sell those CA system products certified by the encryption authority and various factors, in addition to the permissible transition period for adoption, will affect this decision. If we have not obtained the certification for the CA systems that we produce and sell upon the expiration of the transition period or at an earlier time the PRC government may otherwise require, enforcement of the above-mentioned regulatory requirements could prevent our prospective customers from purchasing our non-compliant CA systems, which could materially reduce our revenues and net income. In addition, even if we produce and sell products certified by the PRC encryption authority, we cannot assure you that we will be able to successfully market and sell such products.

We may incur development costs and may be required to pay certain fees in order to use the algorithms designated by the PRC encryption authority for CA systems.

A company generally is only allowed to produce and/or sell encryption products that have adopted the algorithms designated by the PRC encryption authority. As the encryption authority did not designate any algorithms for CA systems until 2007, we have been using algorithms in our CA systems other than those designated by the encryption authority. If we are required by the government authorities to instead use the algorithms designated by the encryption authority in our CA systems, we may incur costs to develop new products adopting such algorithms and may have to pay certain fees to the government for such usage. Development costs and the payment of such fees, the amount of which remains unclear, may cause our profit margin to decline significantly as well as materially reduce our profitability.

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

We rely on a single facility for most of our business operations. Any destruction of, or significant disruption to, this facility could severely affect our ability to conduct normal business operations.

Most of our business operations, including the encoding of our smart cards, which is an essential part of the smart card manufacturing process, all our research and development activities and our corporate headquarters are concentrated within a single facility that we lease in Beijing, PRC. As we do not maintain back-up facilities, we rely on this facility for the continued operation of our business. In addition, we currently do not maintain any business disruption or similar insurance coverage. A major earthquake, fire or other catastrophic event that results in the destruction of, or significant disruption to, the facility could severely affect our ability to complete sales or conduct other normal business operations, which would materially reduce our revenues and net income.

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

We are subject to the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act. Section 404 of the Sarbanes-Oxley Act requires that we include a report of management on our internal control over financial reporting in our annual report on Form 20-F. In addition, our independent registered public accounting firm must report on the effectiveness of our internal control over financial reporting. Our management concluded that our internal control over financial reporting was effective as of December 31, 2012, the end of the period covered by this annual report, and our independent registered public accounting firm opined that we maintained effective internal control over financial reporting of the same period. However, we may fail to maintain effective internal control over financial reporting in the future, in which case we and the independent registered public accounting firm may not be able to conclude that we have effective internal control over financial reporting. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, or the relevant regulators, may disagree. If such independent registered public accounting firm is not satisfied with our internal control or the level at which our control is documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us, then it may not be able to issue an unqualified opinion. In addition, our reporting obligations as a public company may place a significant strain on our management, operational and financial resources and systems for the foreseeable future.

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

We were classified as a passive foreign investment company, or PFIC, for each year of 2009 through 2012, which resulted in adverse United States federal income tax consequences to U.S. holders of our ADSs and may result in additional adverse United States Federal income tax consequences to such holders in subsequent years.

Based on analyses of the value of our assets as of December 31, 2012 and the ends of earlier years, we were a PFIC during the taxable years 2009 through 2012 for U.S. federal income tax purposes. We have substantial passive assets in the form of cash and cash equivalents, among others, and can provide no assurance that we will not continue to be classified as a PFIC for the taxable year 2013 or future taxable years, as PFIC status is tested each year and depends on our assets and income in such year. Our PFIC status for the current taxable year 2013 will not be determinable until the close of the taxable year ending December 31, 2013.

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

As of December 31, 2012, approximately 96.7% of our bank deposits were placed with two commercial banks in the PRC. Unlike certain other jurisdictions, applicable PRC laws do not require that banks provide deposit insurance or similar protections to depositors in the PRC. As a result, our bank accounts are not insured or similarly protected. If a commercial bank with which we have placed our cash deposits becomes insolvent, or if we are otherwise unable to withdraw funds, we may be unable to recover the cash on deposit with that bank. As a result, our liquidity and cash flows, as well as financial condition and results of operations, could be materially and adversely affected.

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

We conduct substantially all of our CA systems business through N-S Digital TV, a PRC company that we control through contractual arrangements. For a description of such contractual arrangements, see “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions.” As PRC laws, rules and regulations are evolving and subject to differing interpretations, there exist substantial uncertainties regarding the validity and enforceability of the contractual arrangements between us and N-S Digital TV and its shareholders. We have been advised by our PRC legal counsel, Han Kun, that the ownership structures of our operating subsidiary in China and our consolidated variable interest entity comply with existing PRC laws, rules and regulations. Moreover, Han Kun is of the opinion that each of the agreements that establish the contractual arrangements is valid, legally binding and enforceable and does not violate applicable PRC laws, rules and regulations.

We cannot assure you that the relevant PRC regulatory authorities will not ultimately determine that these contractual arrangements do not comply with applicable PRC laws, rules and regulations. In addition, in late 2011, various media sources reported that the research division of the China Securities Regulatory Commission, or the CSRC, had prepared a report for the State Council of the PRC proposing to regulate the use of the variable interest entity structure, such as the structure used by us, in the context of foreign investment in the PRC and overseas listings of PRC companies. It is unclear, however, whether the CSRC has officially submitted such a report to the State Council, what specific content such report contains and whether and when any further action will be taken by the State Council, the CSRC, the Ministry of Commerce, or the MOFCOM, or any other PRC government authority regarding the use of the variable interest entity structure.

If we or our operating company were found to be in violation of PRC laws, rules or regulations, the relevant PRC regulatory authorities would have broad discretion in imposing sanctions, including, without limitation:

•	levying fines;

•	confiscating income;

•	revoking business licenses or operating licenses;

•	requiring us to revise our ownership structure or restructure our operations;

•	requiring the discontinuation of businesses;

•	restricting or requiring us to discontinue related party transactions among our PRC subsidiaries, on the one hand, and N-S Digital TV and its subsidiaries, on the other hand;

•	limiting our business expansion in China; and/or

•	imposing additional conditions or requirements with which we may not be able to comply.

Any of these or similar actions could cause significant disruptions to our business, as well as materially reduce our revenues, profitability and cash flows. In addition, if the imposition of any of these or similar sanctions causes us to lose the power to effectively control N-S Digital TV and its subsidiaries or the ability to receive substantially all the economic benefits of these entities, we may not be able to consolidate the financial results of N-S Digital TV and its subsidiaries into our financial statements under U.S. GAAP.

Our contractual arrangements with our operating company, N-S Digital TV, and its shareholders may not be as effective in providing operational control as direct ownership and may be difficult to enforce.

In order for our CA systems not to be deemed by the PRC government as non-PRC CA systems, which may result in a competitive disadvantage for us in the PRC market, we have established N-S Digital TV, which is wholly owned by PRC persons, to produce and sell our CA systems in the PRC. As a result, we generate a significant portion of our revenues through N-S Digital TV. We do not have any equity interest in N-S Digital TV and instead enjoy the economic benefits of, and have substantive control over, N-S Digital TV through contractual arrangements with N-S Digital TV and its shareholders. N-S Digital TV also holds the licenses and approvals that are essential to our business. For a description of such contractual arrangements, see “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions.” These arrangements may not be as effective in providing control over our operations as direct ownership would be. In particular, N-S Digital TV could fail to perform or make payments as required under these contractual arrangements, and we would have to rely on the PRC legal system to enforce these arrangements, which may not be effective. See “—Risks Relating to the People’s Republic of China—Uncertainties in the interpretation and enforcement of PRC laws, rules and regulations could limit the legal protections available to you and us.” If we are unable to enforce these contractual arrangements, or if we suffer significant delay or other obstacles in the process of enforcing these arrangements, our business and operations could be severely disrupted, which could materially and adversely affect our financial condition and results of operations as well as damage our reputation, and we may not be able to consolidate the financial results of N-S Digital TV and its subsidiaries into our financial statements in accordance with U.S. GAAP.

The shareholders or directors of N-S Digital TV may have conflicts of interest with us.

We do not have any equity interest in N-S Digital TV and instead enjoy the economic benefits of, and have substantive control over, N-S Digital TV through contractual arrangements with N-S Digital TV and its shareholders. Conflicts of interests may arise between us and the shareholders of N-S Digital TV, who are currently our employees and some of whom are currently our shareholders. In addition, two directors of N-S Digital TV are also directors of our company, and conflicts may arise between the duties they owe to N-S Digital TV and the duties they owe to us. We cannot assure you that if any such conflicts arise, any or all of the shareholders or directors of N-S Digital TV, as the case may be, will act in the best interests of our company or that such conflicts will be resolved in our favor. We have no specific policies or procedures for resolving any such conflicts that may arise. In addition, these shareholders or directors may breach, or cause N-S Digital TV to breach or refuse to renew, the existing contractual arrangements that allow us to effectively control N-S Digital TV and receive economic benefits from it. If we cannot satisfactorily resolve any conflicts of interest or disputes between us and the shareholders or directors of N-S Digital TV, we may have to resort to legal proceedings, which may involve substantial uncertainty and result in disruptions to our business and operations.

Contractual arrangements we have entered into between Super TV and N-S Digital TV may be subject to scrutiny by the PRC tax authorities and any finding that we or N-S Digital TV owe additional taxes could substantially reduce our net income and the value of your investment.

Under applicable PRC laws, rules and regulations, arrangements and transactions among related parties may be subject to audit or challenge by the PRC tax authorities. We could face material adverse tax consequences if the PRC tax authorities determine that the contractual arrangements between Super TV, our wholly-owned subsidiary in the PRC, and N-S Digital TV do not represent an arm’s-length price and consequently adjust N-S Digital TV’s income in the form of a transfer pricing adjustment. A transfer pricing adjustment could, among other things, result in a reduction of expense deductions recorded by N-S Digital TV, which could in turn increase its tax liabilities. In addition, the PRC tax authorities may impose late payment fees and other penalties.

Certain of our existing shareholders have substantial influence over our company and their interests may not be aligned with the interests of our other shareholders.

As of March 31, 2013, our three largest shareholders beneficially owned a total of approximately 47.8% of our outstanding shares. Accordingly, they will have significant influence in determining the outcome of any corporate transaction or other matter submitted to the shareholders for approval, including mergers, consolidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions. They will also have the power to prevent or cause a change in control. In addition, without the consent of these shareholders, we could be prevented from entering into transactions that could be beneficial to us. These shareholders may cause us to take actions that are opposed by other shareholders as the interests of these shareholders may differ from the interests of our other shareholders. See “Item 7. Major Shareholders and Related Party Transactions” for more information regarding the share ownership of our officers, directors and significant shareholders.

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

The PRC government has implemented various measures since 2011 to control inflation, such as tightening bank lending policies and increasing interest rates. In addition, China’s 2012 annual gross domestic product growth rate was 7.8%, the slowest since 1999 and down from 9.3% in 2011. Continued implementation of these or similar measures, or a variety of other factors, may cause a continued slowdown in the PRC economy, which, in turn, could significantly reduce business activities in the PRC, including a slowing-down or decline in investment in cable television networks, which in turn may result in a reduction of demand for our products and services and thus materially reduce our revenues and profitability.

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

On August 8, 2006, six PRC regulatory agencies, including the MOFCOM, the State-owned Assets Supervision and Administration Commission, the State Administration for Taxation, or the SAT, the State Administration for Industry and Commerce, the CSRC and the State Administration of Foreign Exchange, or the SAFE, jointly adopted the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, which became effective on September 8, 2006 and was amended on June 22, 2009. The M&A Rules, among other things, include provisions that purport to require that an offshore special purpose vehicle formed for the purpose of an overseas listing of securities in a PRC company obtain the approval of the CSRC prior to the listing and trading of such special purpose vehicle’s securities on an overseas stock exchange.

We completed the initial listing and trading of our ADSs on the New York Stock Exchange, or the NYSE, on October 11, 2007. We did not seek CSRC approval in connection with our initial public offering. Our PRC counsel, Han Kun, advised us that, based on their understanding of the current PRC laws, regulations and rules, because we completed our restructuring in 2004 in connection with an equity investment in our company by a private equity investor more than two years prior to the promulgation of the M&A Rules, we were not and are not required by the M&A Rules to apply to the CSRC for approval of our initial public offering, unless we are clearly required to do so by any rules promulgated in the future. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulation of Overseas Listings.” However, the application of the M&A Rules remains unclear. If the CSRC or another PRC regulatory agency subsequently determines that the CSRC’s approval was required for our initial public offering, we may face sanctions by the CSRC or another PRC regulatory agency. If this happens, these regulatory agencies may impose fines and penalties on our operations in the PRC, limit our privileges in the PRC, or take other actions that could have a material adverse effect on our business, financial condition, results of operations and prospects, as well as the trading price of our ADSs.

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

The SAFE has promulgated several regulations, including the Notice on Issues Relating to the Administration of Foreign Exchange in Fund-Raising and Round-Trip Investment Activities of Domestic Residents via Offshore Special Purpose Companies, or SAFE Notice 75, and its implementation rules and guidances, that require PRC residents and PRC corporate entities to register with and obtain approvals from relevant PRC government authorities in connection with their direct or indirect offshore investment activities. These regulations may apply to our shareholders who are PRC residents in connection with our prior and any future offshore acquisitions.

The SAFE regulations required registration by March 31, 2006 of direct or indirect investments previously made by PRC residents in offshore companies prior to the implementation of the SAFE Notice 75 on November 1, 2005. In addition, under the SAFE regulations, any PRC resident who is a direct or indirect shareholder of an offshore company is required to update his previously filed registration with respect to such offshore company to reflect any material change. If a PRC shareholder with a direct or indirect stake in an offshore parent company fails to make the required SAFE registration or update the previously filed registration, the PRC subsidiaries of such offshore parent company may be prohibited from making distributions of profit to the offshore parent and from paying the offshore parent proceeds from any reduction in capital, share transfer or liquidation in respect of the PRC subsidiaries. Furthermore, failure to comply with the various SAFE registration requirements described above could result in liability under PRC law for foreign exchange evasion.

We have notified holders of our ordinary shares whom we know are PRC residents to register with the local branches of the SAFE and update their registration as required by the relevant SAFE regulations described above. However, we cannot assure you that all of our shareholders who are PRC residents will comply with our request to make or obtain any registrations or approvals or update their previously filed registrations as required under these regulations or other related legislation. If any existing shareholder transfers any of our shares or ADSs to another PRC resident, it is unclear whether such new shareholder is also required to make the SAFE registration. Furthermore, as the interpretations and practice in implementing these SAFE regulations have been constantly evolving, it is unclear how these regulations, and any future regulation concerning offshore or cross-border transactions, will be interpreted, amended and implemented by the relevant government authorities. The failure or inability of our PRC resident shareholders to obtain any required approvals or make any required registrations may subject us to fines and legal sanctions, restrict our cross-border investment activities or obtaining of shareholders loans, and prevent us from being able to make distributions or pay dividends, as a result of which our business as well as our ability to distribute profits to you could be materially and adversely affected.

We may be subject to fines and legal sanctions if we or our employees who are domestic individuals fail to comply with the PRC regulations relating to employee share options granted by overseas-listed companies to domestic individuals.

In February 2012, the SAFE promulgated the Notice relating to Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas-Listed Companies, or SAFE Notice 7, which superseded the Application Procedures of Foreign Exchange Administration for Domestic Individuals Participating in Employee Stock Holding Plans or Stock Option Plans of Overseas-Listed Companies, or SAFE Notice 78, promulgated by the SAFE in March 2007. SAFE Notice 7 is applicable to directors, supervisors, senior management personnel and other employees of an overseas-listed company incorporated in the PRC, PRC subsidiaries or branches of an overseas-listed company, and any PRC entities which are directly or indirectly controlled by an overseas-listed company, or, collectively, Domestic Companies, including PRC citizens (including Hong Kong, Macau and Taiwan) and foreign citizens who have resided in the PRC for one year or longer, or, collectively, Domestic Individuals. Under SAFE Notice 7, Domestic Individuals who participate in a stock incentive plan of an overseas-listed company are required, through a Domestic Company or a PRC entity designated by a Domestic Company, or the Domestic Agent, to register with the SAFE or its authorized local counterparts and complete certain other procedures. As we are an overseas-listed company, we and our employees who are Domestic Individuals and have been granted share options or any other stock-related rights and benefits under our stock incentive plans are subject to SAFE Notice 7. We have registered for us and on behalf of our employees with the relevant local SAFE branch in 2008 for our 2005 Stock Incentive Plan pursuant to prior SAFE Notice 78, and we intend to register for us and on behalf of our employees who are Domestic Individuals for our 2008 Stock Incentive Plan, 2010 Stock Incentive Plan and 2012 Stock Incentive Plan pursuant to SAFE Notice 7. However, there exist significant uncertainties in practice with respect to the interpretation and implementation of SAFE Notice 7 and we cannot assure you that we or our employees who are Domestic Individuals will be in full compliance with SAFE Notice 7. If the SAFE or other PRC government authorities determine that we or our employees who are Domestic Individuals fail to comply with the provisions of SAFE Notice 7, we or they may be subject to fines and legal sanctions. See “Item 4. Information on the Company—B. Business Overview—Regulation—Stock Incentive Plans.”

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

As substantially all of our operating revenues are denominated in Renminbi and the net proceeds from our initial public offering are denominated in U.S. dollars, fluctuations in exchange rates between U.S. dollars and Renminbi will affect the relative purchasing power of these proceeds and our balance sheet and earnings per share in U.S. dollars. Appreciation or depreciation in the value of the Renminbi relative to the U.S. dollar would affect our financial results reported in U.S. dollar terms without giving effect to any underlying change in our business, financial condition or results of operations. Since July 2005, the Renminbi is no longer pegged solely to the U.S. dollar. Instead, the Renminbi is reported to be pegged against a basket of currencies, determined by the People’s Bank of China, against which it can rise or fall by as much as 0.3% each day. This permitted floating range was raised to 0.5% in May 2007 and was further raised to 1% in April 2012. The Renminbi may appreciate or depreciate significantly in value against the U.S. dollar in the long term, depending on the fluctuation of the basket of currencies against which it is currently valued, or it may be permitted to enter into a full float, which may also result in a significant appreciation or depreciation of the Renminbi against the U.S. dollar. Fluctuations in the exchange rate will also affect the relative value of dividends, if any, payable on our ordinary shares in U.S. dollar terms and the value of any U.S. dollar-denominated investments we make in the future. In addition, since substantially all of our operating revenues are denominated in Renminbi while approximately 29.5% of our cost of revenues is denominated in U.S. dollars, fluctuations in the exchange rate could also impact our financial condition and results of operations.

Very limited hedging transactions are available in the PRC to reduce our exposure to exchange rate fluctuations. To date, we have not entered into any other hedging transactions. While we may decide to enter into hedging transactions in the future, the availability and effectiveness of hedging transactions may be limited and we may not be able to successfully hedge our exposure at all. In addition, our currency exchange losses may be magnified by PRC exchange control regulations that restrict our ability to convert Renminbi into foreign currency.

The discontinuation of any of the preferential tax treatments or the financial incentives currently available to us in the PRC could materially and adversely affect our business, financial condition, results of operations and prospects.

The PRC government has provided various incentives to Super TV and N-S Digital TV. These incentives include reduced enterprise income tax rates, value-added tax refunds and tax holidays. For example, as high-and-new technology enterprises, each of Super TV and N-S Digital TV was entitled to a preferential income tax rate of 15% (against the standard income tax rate of 25%) in each of 2010, 2011 and 2012. In addition, Super TV was designated as a “key software enterprise” for the tax years from 2010 to 2012 by the relevant PRC government authorities and, as a result, was entitled to a preferential income tax rate of 10% in each of those years. Furthermore, for certain software-related products that are qualified as “software products” by PRC tax authorities, we received tax refunds which effectively reduce the applicable value-added tax rate from 17% to 3%.

Super TV and N-S Digital TV must meet a number of financial and non-financial criteria in order to continue to qualify for the above tax incentives. For example, in order to be able to enjoy the preferential income tax rate of 15%, Super TV and N-S Digital TV must be qualified as “high-and-new technology enterprises strongly supported by the State” under the PRC Enterprise Income Tax Law, or the 2008 EIT Law, which took effect on January 1, 2008. In addition, in order to continue to enjoy the preferential income tax rate of 10%, Super TV must reapply for and obtain the designation as a “key software enterprise” biennially. Moreover, the PRC government could determine at any time to eliminate or reduce the scale of such preferential tax policies. See “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Taxes and Incentives—PRC.”

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

Pursuant to the 2008 EIT Law and Enterprise Income Tax Law Implementation Rules, or the Implementation Rules, enacted by the State Council on December 6, 2007 and which became effective on January 1, 2008, an enterprise established under the laws of a foreign country or region whose “de facto management body” is located within the PRC territory is considered a resident enterprise and will generally be subject to the enterprise income tax at the rate of 25% on its global income as well as PRC enterprise income tax reporting obligations. According to the Implementation Rules, “de facto management body” refers to a managing body that exercises, in substance, overall management and control over the production and business, personnel, accounting and assets of an enterprise. The SAT issued the Notice on Issues Relating to Determination of Chinese-Controlled Offshore Enterprises as PRC Resident Enterprises by Applying the “De Facto Management Body” Test, or the SAT Notice 82, on April 22, 2009. The SAT Notice 82 provides for certain specific criteria for determining whether the “de facto management body” of a Chinese-controlled offshore enterprise is located in the PRC. In addition, on July 27, 2011, the SAT issued the Administrative Measures of Enterprise Income Tax of Chinese-Controlled Offshore Resident Enterprises (Trial), or SAT Bulletin 45, which became effective on September 1, 2011, to provide guidance on the implementation of SAT Notice 82. SAT Bulletin 45 clarifies certain issues relating to: (i) the determination procedures of PRC resident enterprise status and (ii) tax registration and other related procedures for PRC resident enterprises. SAT Bulletin 45 also provides that if an offshore PRC resident enterprise presents a copy of the Chinese tax resident determination certificate issued by the competent tax authorities to a payer of PRC-sourced dividends, interest, royalties and other income, such payer shall not withhold income tax on these payments to the offshore PRC resident enterprise. Although each of the SAT Notice 82 and the SAT Bulletin 45 provides that it only applies to offshore enterprises controlled by PRC enterprises, not those controlled by PRC individuals, like our company, it is generally believed that the determining criteria set forth therein very likely reflect the SAT’s general position as to how the “de facto management body” test should be applied to determine the tax residency of all offshore enterprises, regardless of whether they are controlled by PRC enterprises or individuals. With reference to the criteria set forth in the SAT Notice 82, we believe that we are not a PRC resident enterprise. However, if we were considered a PRC resident enterprise, although dividends we receive from our PRC operating subsidiary would be exempt from PRC withholding tax, we would be subject to the enterprise income tax at the rate of 25% on our global income as well as PRC enterprise income tax reporting obligations. In such case, our profitability and cash flow would be materially reduced as a result of our global income being taxed under the 2008 EIT Law.

If we are considered as a non-resident enterprise under the 2008 EIT Law, we will not be subject to the enterprise income tax at the rate of 25% on our global income. In such case, however, dividends we receive from our PRC subsidiary will be subject to a PRC withholding tax, the standard rate of which is 10% and can be reduced by an applicable tax treaty, under the 2008 EIT Law. According to the Arrangement for Avoidance of Double Taxation on Income and Prevention of Tax Evasion entered into between the PRC and Hong Kong in August 2006, as amended, dividends paid by a PRC foreign-invested enterprise to its shareholder in Hong Kong are generally subject to a 5% PRC withholding tax, subject to satisfaction of certain conditions and requirements, compared to the standard 10% PRC withholding tax under the 2008 EIT Law. However, on October 27, 2009, the SAT issued the Notice on How to Recognize “Beneficial Owners” under Relevant Tax Treaties, or the SAT Notice 601, which provides that only the enterprises with active operations can be recognized as “beneficial owners” under relevant tax treaties that are entitled to enjoy the corresponding tax benefits. The SAT Notice 601 further provides that those enterprises that are established solely for the purposes of benefiting from favorable tax treatment under the relevant tax treaties should not be recognized as “beneficial owners” and therefore cannot enjoy favorable tax treatment. On June 29, 2012, the SAT issued the Announcement of the SAT Regarding Recognition of Beneficial Owners under Tax Treaties, or the SAT Announcement 30, which provides that a comprehensive analysis based on all the factors listed in the SAT Notice 601 should be made to determine the “beneficial owner” status. We indirectly hold the 100% interest in our PRC subsidiary, Super TV, through Golden Benefit Technology Limited, or Golden Benefit, a wholly-owned subsidiary incorporated in Hong Kong. As a result, to the extent we are considered as a non-resident enterprise and Golden Benefit is not recognized as a qualified beneficial owner under the relevant tax treaty, dividends we receive from our PRC subsidiary will be subject to the standard rate of 10%. For example, we declared special cash dividends in November 2010 and 2012, respectively, and accordingly the 10% withholding tax was paid on the amount of distributable profits accumulated after January 1, 2008 of Super TV when it repatriated offshore for such dividend payments. In addition, as a result of our decision in 2012 to distribute the undistributed retained earnings of our PRC subsidiary without a set schedule, we accrued a US$4.8 million deferred tax liability related to withholding tax on the undistributed earnings of Super TV generated after January 1, 2008. Such withholding tax increased our tax burden and reduced the amount of cash available to our company.

Dividends payable by us to our non-PRC shareholders and ADS holders, and gains on the sales of our ordinary shares or ADSs, may be subject to withholding taxes under PRC tax laws, which may materially reduce the value of your investment.

Prior to January 1, 2008, dividends payable to non-PRC enterprises were exempted from withholding tax. The 2008 EIT Law and the Implementation Rules, both of which became effective on January 1, 2008, provide that an income tax rate of 10% (which may be reduced by the relevant tax treaties between PRC and other jurisdictions) will generally be applicable to dividends payable to non-resident enterprises, which do not have an establishment or place of business in the PRC or whose establishment or place of business in the PRC has no connection with the dividends, to the extent such dividends are derived from sources within the PRC and paid out of distributable profits accumulated on or after January 1, 2008. In addition, any gain realized on the transfer of shares by non-resident enterprises is also subject to the 10% income tax if such gain is regarded as income derived from sources within the PRC, unless the applicable tax treaties provide for an alternative withholding arrangement. Furthermore, dividends payable to non-PRC individual investors and any gain realized on the transfer of our ADSs or ordinary shares by such non-PRC individual investors may be subject to PRC income tax at a rate of 20% (which may be reduced or exempted by the relevant tax treaties between PRC and other jurisdictions).

If we are considered as a PRC resident enterprise, our dividends payable to our non-PRC shareholders and ADS holders, and any gain realized from the transfer of our ordinary shares or ADSs, would be treated as income derived from sources within the PRC and would as a result be subject to PRC tax. If dividends payable to our non-PRC shareholders and ADS holders are subject to PRC tax, or if non-PRC shareholders and ADS holders are required to pay PRC tax on the transfer of our ordinary shares or ADSs, the value of your investment in our ordinary shares or ADSs may be materially reduced.

The M&A Rules and other recent PRC laws, rules and regulations have established more complex procedures for acquisitions conducted by foreign investors, which could make it more difficult for us to pursue growth through acquisitions.

The M&A Rules established certain procedures and requirements that could make mergers and acquisitions by foreign investors in China more time-consuming and complex. In addition, PRC national security review rules, which became effective on September 1, 2011, subject acquisitions by foreign investors of PRC companies that conduct business in military related or certain other industries that are crucial to national security to a security review before the consummation of any such acquisition. Furthermore, the PRC Antitrust Law, which became effective on August 1, 2008, requires, among other things, that the MOFCOM be notified in advance of any change-of-control transaction in which a foreign investor acquires control of a PRC domestic enterprise or a foreign company with substantial PRC operations, if certain thresholds set forth in the Provisions on Thresholds for Prior Notification of Concentrations of Undertakings issued by the State Council on August 3, 2008 are triggered.

We may grow our business in part by pursuing potential strategic acquisitions that are complementary to our business and operations. Complying with the requirements of these PRC laws, rules and regulations to complete such acquisitions could be time-consuming, and any required approval procedures, including obtaining approvals from the MOFCOM, may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share.

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

The PRC Labor Contract Law, as amended, and its implementation rules formalize workers’ rights concerning overtime hours, pensions, layoffs, employment contracts and the role of trade unions and provide for specific standards and procedure for the termination of an employment contract. In addition, the Labor Contract Law requires the payment of a statutory severance pay upon the termination of an employment contract in most cases, including in cases of the expiration of a fixed-term employment contract. As there has been little guidance as to how the Labor Contract Law will be interpreted and enforced by the relevant PRC authorities, there remains substantial uncertainty as to its potential impact on our business and results of operations. The implementation of the Labor Contract Law may increase our operating expenses, in particular our personnel expenses and labor service expenses. In the event that we decide to significantly reduce the number of our employees or otherwise change our employment or labor practices, the Labor Contract Law may also limit our ability to effect these changes in a manner that we believe to be cost-effective or desirable, which could materially and adversely affect our business, financial condition and results of operations.

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

The trading price of our ADSs has been volatile and subject to wide fluctuations. Since October 5, 2007, the closing prices of our ADSs on the NYSE have ranged from US$1.68 to US$51.08 per ADS and the last reported sale price on April 15, 2013 was US$1.74. Our ADSs may continue to fluctuate in response to various factors beyond our control. The financial markets in general, and the market prices for many other PRC companies listed on stock exchanges in the United States in particular, have experienced extreme volatility. These broad market and industry factors may significantly affect the market price and volatility of our ADSs, regardless of our actual operating performance.

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

Sales of substantial amounts of our ADSs in the public market, or the perception that these sales could occur, could adversely affect the market price of our ADSs and could materially impair our future ability to raise capital through offerings of our ADSs.

As of March 31, 2013, we had 59,101,566 ordinary shares outstanding (excluding 421,526 ordinary shares that were issued and held for our account in preparation for exercise of share options by option holders under our employee stock incentive plans), including 30,675,560 ordinary shares represented by 30,675,560 ADSs (excluding the 421,526 ADSs that were held for our account in preparation for exercise of share options by option holders under our employee stock incentive plans). All ADSs are freely transferable without restriction or additional registration under the Securities Act. The remaining ordinary shares outstanding have been available for sale, subject to volume and other restrictions that may be applicable under Rule 144 and Rule 701 under the Securities Act. In addition, we have filed registration statements on Form S-8 to register the ordinary shares to be issued to the share option holders under our employee stock incentive plans. The ordinary shares to be received by such share option holders who are not affiliated with us may be resold freely to the public market. We cannot predict what effect, if any, market sales of securities held by our significant shareholders or any other shareholder or the availability of these securities for future sale will have on the market price of our ADSs.

Your interest in our ADSs will be diluted as a result of our stock incentive plans or other share option grants.

As of March 31, 2013, options to purchase an aggregate of 5,303,941 ordinary shares had been granted and were outstanding under the 2005 Stock Incentive Plan, the 2008 Stock Incentive Plan, the 2010 Stock Incentive Plan and the 2012 Stock Incentive Plan. For a description of these plans, see “Item 6. Directors, Senior Management and Employees—B. Compensation of Directors and Senior Officers—Share Options.” The exercise of those options would result in a reduction in the percentage of ownership of the holders of ordinary shares and of ADSs, and therefore would result in a dilution in the earnings per ordinary share and per ADS.

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

N-T Information Engineering was established as a limited liability company under the PRC law by Tsinghua Enterprise Group, a company affiliated with Tsinghua University, and Hong Kong-based Tsinghua Novel Hi-Tech Investment Holding Ltd. in July 1998, and initially focused on developing, producing and selling digital data broadcasting equipment for cable television operators. In December 2002, N-T Information Engineering completed its acquisition of the CA systems-related assets of Tsinghua Tongfang Co., Ltd., or Tsinghua Tongfang. In March 2004, CDTV BVI was incorporated as a holding company in the British Virgin Islands, or BVI. Following the establishment of CDTV BVI, we restructured our operations, in connection with an investment by SAIF, by establishing Super TV, a limited liability company under the PRC law and a wholly-owned subsidiary of CDTV BVI, on May 31, 2004. On the same day, N-T Information Engineering and Li Yang, a PRC citizen then employed by SAIF, established N-S Digital TV. In June 2004, N-S Digital TV acquired from N-T Information Engineering its smart card and CA systems business and, in August 2006, N-S Digital TV acquired from N-T Information Engineering its set-top box design business. In April 2007, a new holding company, China Digital TV Holding Co., Ltd., or CDTV Holding, was established in the Cayman Islands. In May 2007, CDTV BVI executed a 40-for-1 share split of its ordinary shares and Series A preferred shares. Following this share split, the shareholders of CDTV BVI exchanged all of their shares of CDTV BVI for shares of CDTV Holding in proportion to their percentage interest in CDTV BVI, as a result of which CDTV BVI became a wholly-owned subsidiary of CDTV Holding. In August 2007, with our consent, Ms. Yang transferred her entire equity interest in N-S Digital TV to Wei Gao, a PRC citizen employed by an affiliated company of SAIF.

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

In August 2006, N-S Digital TV entered into an equity transfer agreement to purchase from N-T Information Engineering its 51% equity interest in Foshan Nanhai Guokai Digital TV Technology Co., Ltd., or Guokai, for a cash consideration of RMB2.4 million (US$0.3 million). The parties entered into a new agreement in March 2007 to reduce the consideration to RMB2.3 million (US$0.3 million). Guokai is a company primarily engaged in the research, development and sale of digital TV-related systems, software and products. A Japanese multinational company holds the remaining 49% equity interest in Guokai. This transaction was completed on July 27, 2007. We have decided to discontinue the business of Guokai and are in the process of dissolving Guokai.

In March 2007, N-S Digital TV and Jiangsu Qingda Technology Co. Ltd., or Jiangsu Qingda, one of our customers, entered into an agreement to set up a joint venture in Nanjing of Jiangsu Province mainly engaging in digital television technology development and services, Nanjing Qingda Yongxin Culture & Media Co. Ltd., or Qingda Yongxin. N-S Digital TV contributed cash of RMB0.8 million (US$0.1 million), representing 40% of equity interest in the joint venture. Jiangsu Qingda contributed cash of RMB1.2 million (US$0.2 million) representing 60% of equity interest in the joint venture. N-S Digital TV had an option to purchase up to an additional 30% of the equity interest of Qingda Yongxin, which expired in 2010 without being exercised.

In June 2008, N-S Digital TV and Xitao Lai, a PRC citizen, established Dongguan SuperTV Video Info Co., Ltd., or Dongguan SuperTV, a joint venture in Dongguan, Guangdong Province, mainly to provide value-added services to television viewers. N-S Digital TV and Mr. Lai each contributed cash of RMB5.0 million (US$0.7 million), representing 50% of equity interest in the joint venture. In September 2008, N-S Digital TV exercised an option to purchase an additional 10% equity interest in the joint venture from Mr. Lai. In July 2009, N-S Digital TV sold its 20% equity interest in Dongguan SuperTV to a new investor, Guangdong Jiacai Digital Technology Co., Ltd., or Guangdong Jiacai. In August 2010, N-S Digital TV entered into an equity transfer agreement with Guangdong Jiacai to repurchase the 20% equity interest in Dongguan SuperTV from Guangdong Jiacai. After those transactions, the equity interest of Dongguan SuperTV held by N-S Digital TV increased to 60% and N-S Digital TV became entitled to 70% of shareholders’ voting rights and appointing three out of the five members of the board of directors of Dongguan SuperTV. In November 2011, Dongguan SuperTV transferred all of its high-definition interactive television services-related assets to the Dongguan branch of the Guangdong Broadcasting TV Network Co., Ltd. In December 2011, N-S Digital TV transferred its entire equity interest in Dongguan SuperTV to a third party for total consideration of RMB6.6 million (US$1.0 million).

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

On January 4, 2010, we entered into a share purchase agreement with OpenV China Holdings Company, or OpenV, a PRC online video company, and several other parties to make a strategic investment in OpenV. Pursuant to the share purchase agreement and related transaction documents, we acquired an 11.5% equity interest (subject to adjustment based on, among others, OpenV’s performance) in OpenV for a consideration of US$5.0 million and received a warrant to purchase ordinary shares of OpenV of up to US$4.5 million. As part of this investment transaction, we also agreed to extend to OpenV a US$2.5 million interest-free convertible loan, which could be converted into ordinary shares of OpenV, subject to certain closing conditions. The Company did not purchase additional ordinary shares of OpenV pursuant to the warrant, which has expired, and the interest-free convertible loan was not extended to OpenV due to OpenV’s performance in 2010. In 2010, we wrote off our entire investment in OpenV because we had doubts on OpenV’s ability to continue as a going concern. As of December 31, 2012, we understood that OpenV’s normal online video services had not been restored. On October 11, 2012, we entered into a share redemption agreement with OpenV, pursuant to which OpenV repurchased 460,080 of its shares from us for US$0.82 million. We continue to hold 2,345,267 shares of OpenV after the share repurchase.

In February 2010, N-S Digital TV acquired from Beijing Shi Xun Hu Lian Technology Co., Ltd., or Beijing Shi Xun, and another shareholder of Guangdong Digital Media Technology Research & Development Institute Co., Ltd., or Guangdong R&D, their entire equity interest in Guangdong R&D for RMB3.0 million (US$0.4 million) and became the sole shareholder of Guangdong R&D. We have decided to discontinue the business of Guangdong R&D and are in the process of dissolving Guangdong R&D.

In May 2010, we entered into a share subscription agreement with 3DiJoy Corp., or 3DiJoy, a company specializing in the research and development of interactive and motion-sensing gaming products, and several other parties to make a strategic investment in 3DiJoy. Pursuant to the share subscription agreement, we acquired an aggregate of 4,953,798 series C convertible preferred shares of 3DiJoy, representing a 24% equity interest, for an aggregate subscription price of US$6.0 million. In 2012, we accrued a full impairment charge of US$4.5 million related to our investment in 3DiJoy based on the fair value of 3DiJoy we estimated with the assistance of a third party valuation firm, as we had doubts regarding 3DiJoy’s ability to operate as a going concern given that it had been experiencing financial difficulties and had failed to obtain new capital funding from its shareholders or otherwise.

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

In December 2010, Super TV and Beijing Yuewu Yuntian Software Technology Ltd., or Yuewu Yuntian, agreed to establish Beijing Cyber Cloud Co., Ltd., or Cyber Cloud, in Beijing mainly engaging in research and development of cloud computing technology-based digital video delivery solutions. Super TV and Yuewu Yuntian contributed cash of RMB45.0 million (US$6.8 million) and RMB5.0 million (US$0.8 million), representing 90% and 10% of the equity interest in Cyber Cloud, respectively. Cyber Cloud was formally established on January 19, 2011.

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

In August 2011, Super TV and Beijing Chaoying Weichuang Technology Ltd. agreed to establish Super Movie, which mainly engages in video program delivery services. Super TV and Beijing Chaoying Weichuang Technology Ltd. contributed cash in the amount of RMB13.5 million (US$2.1 million) and RMB1.5 million (US$0.2 million), respectively, representing 90% and 10% of the equity interest in Super Movie, respectively. Super Movie was formally established on September 23, 2011. We have decided to discontinue the business of Super Movie and are in the process of dissolving Super Movie.

Capital Expenditures and Divestitures

See “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Capital Expenditures” for information concerning our principal capital expenditures for the previous three years and those currently in progress. We have not undertaken any significant divestitures.

B. Business Overview

Overview

We are the leading provider of CA systems to the PRC’s digital television market. Our CA systems, which consist of smart cards, head-end software for television network operators and terminal-end software for set-top box manufacturers, enable digital television network operators in the PRC to control the distribution of content and value-added services to their subscribers and block unauthorized access to their networks. As of December 31, 2012, we had installed CA systems at 385 digital television network operators in 29 of the 32 provinces, autonomous regions and centrally administered municipalities in the PRC. We were the leading vendor of smart cards for CA systems in terms of smart cards shipped in the PRC in 2012, with a market share of approximately 58.6%, according to Researchdtv. We derive a substantial majority of our revenues from sales of our smart cards, which accounted for 91.5% and 83.3% of our total revenues in 2011 and 2012, respectively. We expect that the sales of our smart cards will continue to constitute the majority of our revenues in the near future. In addition, we sell advanced digital television application software such as electronic program guides and subscriber management systems to digital television network operators. We are also developing and commercializing certain new solutions and products, including value-added digital television services, cloud computing technology-based digital video delivery solutions and advanced digital television terminals. Furthermore, we have been installing CA systems outside the PRC since 2010, including countries such as Thailand and India.

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

Our top five customers in terms of revenues in 2012 were Jiangsu Qingda, GMM One Sky Co., Ltd., Heilongjiang Broadcasting TV Network Co., Ltd., Chongqing Cable TV Network Co., Ltd. and Sichuan Cable TV Network Co., Ltd., Chengdu Branch, which in aggregate contributed 21.0% of our total revenue in 2012.

We were founded in 2004 by Dr. Zengxiang Lu and Jianhua Zhu, who had worked together since 2001 at N-T Information Engineering, one of the PRC’s earliest CA systems vendors. We purchased N-T Information Engineering’s CA systems business in 2004 and continued to build upon the strong reputation that business had achieved. Our net revenues were US$87.1 million, US$99.1 million and US$88.7 million in 2010, 2011 and 2012, respectively. We sold 16.2 million, 18.3 million and 15.3 million smart cards in 2010, 2011 and 2012, respectively. Our net income was US$33.4 million, US$40.3 million and US$5.5 million in 2010, 2011 and 2012, respectively.

Our Products and Services

Our core products and services include the following:

•	end-to-end CA systems, including smart cards, head-end software and terminal-end software;

•	other digital television application software for television network operators; and

•	other products.

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

Our customers generally wait until after they have purchased, installed and tested our head-end CA systems software before placing purchase orders for smart cards. We may offer discounts for large smart card orders. We sold 16.2 million, 18.3 million and 15.3 million smart cards in 2010, 2011 and 2012, respectively.

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

As of December 31, 2012, our CA systems had been installed at 385 digital television network operators.

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

Terminal-End Software. We license our CA systems terminal-end software to whichever set-top box manufacturer has been chosen by our customer to produce set-top boxes compatible with our CA systems. More than 150 set-top box manufacturers in the PRC have installed our technology in their set-top boxes.

Once our customer has selected one or more set-top box manufacturers, the selected manufacturers enter into contracts with us to license our terminal-end software for use in their manufacturing processes so that their set-top boxes can be used on the planned network. The manufacturers agree to pay us a one-time license fee, including fees for testing and certifying their set-top boxes, and royalties for each box they manufacture using our software. We have also entered into agreements with certain television network operators who purchase our CA systems pursuant to which the operators agree to pay us royalties for each set-top box deployed on their networks that uses our CA systems terminal-end software.

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

As of December 31, 2012, our SMS software had been installed by 117 television network operators. Our prices vary according to the size and complexity of each customer’s network, as well as market conditions.

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

As of December 31, 2012, our electronic program guide had been installed by 208 television network operators. Our electronic program guide may be sold together with our CA systems, but it is also compatible with the CA systems of other vendors. When we sell our electronic program guides packaged with our CA systems, we provide the same maintenance terms as for the CA systems. Our prices vary according to the size and complexity of each customer’s network, as well as market conditions.

Other Products

We sell other products sourced from third party suppliers, such as integrated chips, surface mounted device chips and multimedia home entertainment boxes.

Integrated chips. Integrated chips are special module chips which highly integrated the main components of set-top box main board and may be used in small-sized and diversified electronic products. We provide our customers with integrated chips for set-top boxes that have been made to our specifications by third party manufacturers. We sold 4,000, 54,000 and 87,000 integrated chips in 2010, 2011 and 2012, respectively.

Surface mounted device chips. Surface mounted device chips are of similar function as smart cards, except that surface mounted device chips are not embedded in plastic cards. Surface mounted device chips may be packed in different forms and are widely used in different kinds of terminals. We sold 0.7 million and 1.8 million surface mounted device chips in 2011 and 2012, respectively.

Multimedia home entertainment boxes. Multimedia home entertainment boxes are triple play terminals that provide consumers with tri-networks integration applications, such as digital television, IPTV, high speed internet access, video calls and somatic games. As of December 31, 2012, our multimedia home entertainment boxes had been sold to more than ten television network operators.

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

As of December 31, 2012, we had a total of 58 technicians and engineers located in Beijing and two other cities available 24 hours a day to respond to customer requests for information and assistance. Our two regional service centers are strategically located in eastern (Hangzhou) and southern (Nanhai) China. Each service center maintains a 24-hour telephone hotline. Upon receiving a call for assistance, our technical support employees first attempt to identify and resolve the problem over the telephone or by accessing the software remotely, and then arrange a site visit if necessary. In addition, each customer is assigned a project manager who oversees the initial software installation and remains primarily responsible for ensuring that after-sale requests for assistance are handled promptly.

Sales and Marketing

As of December 31, 2012, we had 168 full-time sales personnel. We maintain regular contact with our customer base through contacts at industry forums and sales visits, and use these opportunities to educate them about digital television systems. We actively monitor which operators are moving towards digitalization, and when we learn that a particular operator is planning to launch a digital network, we target that operator for more frequent contact by our sales and technical personnel. We compensate our sales personnel by means of base salaries and performance bonuses.

We also cooperate informally with other providers of digital television software and hardware with whom we do not compete, such as set-top box manufacturers, to promote each other’s products to our respective customers, and thereby benefit from each other’s marketing efforts.

Jiangsu Qingda, a Nanjing-based company, is our exclusive distributor for CA systems and smart cards in Jiangsu Province in eastern China. Jiangsu Qingda also provides after-sales technical support and maintenance services for our customers in Jiangsu Province. We entered into a 13-year distribution contract with Jiangsu Qingda effective January 1, 2007. We account for revenues contributed by Jiangsu Qingda in the same way as revenues from our customers who are television network operators. Jiangsu Qingda was our largest contributor to revenues in 2010, 2011 and 2012. In addition to Jiangsu Qingda, we also engage fee-based sales agents to assist us in selling and maintaining our CA systems and smart cards in designated regions or to designated customers. Such sales agents also provide certain related services, including gathering market intelligence regarding potential customers and pricing information in the relevant market.

Customers

Our primary customers are cable television network operators. We sell our products and services to networks of all sizes. Our top five customers in 2012 were Jiangsu Qingda, GMM One Sky Co., Ltd., Heilongjiang Broadcasting TV Network Co., Ltd., Chongqing Cable TV Network Co., Ltd. and Sichuan Cable TV Network Co., Ltd., Chengdu Branch, which contributed 9.4%, 3.8%, 2.8%, 2.6% and 2.4%, respectively, to our total revenues for the year.

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

We currently derive, and we expect to continue to derive, a significant portion of our revenues each period from a limited number of large customers, although the particular customers may vary from period to period. As digital cable television systems are at the developing stage in the PRC, the largest shipments of smart cards are to operators who are launching new digital transmission systems and need to purchase in bulk for their established networks. For example, Jiangsu Qingda was our only customer that contributed more than 10% of our total revenues in 2010, representing 14.2% of our revenues in that year. We may face certain risks from this concentration of revenues. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—We depend, and expect to continue to depend, on a limited number of customers for a significant portion of our revenues in any single period. If one customer defers or cancels its orders or chooses our competitors’ products or services, our revenues and net income could decline significantly.”

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

Our customers also include set-top box manufacturers, to whom we license terminal-end software for our CA systems. More than 150 set-top box manufacturers in the PRC, including Coship Electronics Co., Ltd., Huawei Technologies, Hangzhou Motorola Technologies Ltd., Skyworth, TCL Technology, Jiuzhou Electric Co., Ltd., Changhong Electric Co., Ltd., Intel Corporation and Hisense, have installed our terminal-end software in their set-top boxes.

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

We have arrangements with a number of smart-card manufacturers, including China Electronics, the China Sciences Group and Axalto Smart Card Technology Co., to embed the computer chips into plastic cards. We currently maintain a one-year contract with each of China Electronics and the China Sciences Group that guarantees us a volume-based price discount for each purchase order and requires China Electronics or the China Sciences Group, as the case may be, to fulfill our orders in accordance with an agreed schedule. We do not have any long-term contract with Axalto Smart Card Technology Co. Our contracts with China Electronics and the China Sciences Group require them to meet the ISO-7816 standard for card readability. In addition, we believe that there are numerous alternative smart-card manufacturers from whom we would be able to obtain smart cards if any of our current suppliers were unable to meet our needs.

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

Our main international competitors in the CA systems business are Irdeto Access B.V., Conax Company and Kudelski SA. These companies have longer operating histories and substantially greater financial, technical and other resources than we do, which may enable them to respond more quickly than we could to technological or commercial changes in our industry. In addition, several of these companies entered the PRC market before us, but have to date been less successful in capturing market share. Historically, these companies have generally focused on sales to the television network operators in the PRC’s largest cities. To the extent that our international competitors may begin targeting small- and mid-size television network operators, we believe that we can continue to compete successfully because of our local knowledge and relationships and our more extensive customer support and service network.

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

According to Researchdtv, we were the leader in the PRC CA systems market in 2011 and 2012. According to Researchdtv, in 2012, we had an approximately 58.6% market share based on the number of smart cards shipped, followed by Sumavision Technologies Co., Ltd. with approximately 12.6% market share, DVN Holdings Ltd. with approximately 12.1% market share, Irdeto Access B.V. with approximately 6.6% market share, Conax Company with approximately 2.3% market share, Kudelski SA with approximately 1.1% market share and others accounting for the remaining 6.7%. For more information about risks relating to our competitors, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—We face intense competition, which could reduce our market share and harm our financial performance.”

Research and Development

Our success to date has in large part resulted from our strong research and development capabilities. As of December 31, 2012, our research and development team consisted of 439 employees, compared to 334 as of December 31, 2011 and 308 as of December 31, 2010. Our research and development expenses increased from US$10.4 million in 2010 to US$13.1 million in 2011 and US$17.4 million in 2012.

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

As of December 31, 2012, we had a total of 69 patents issued and 73 pending patent applications in the PRC. Our issued patents and pending patent applications relate primarily to digital transmission technologies, encryption and decryption technologies, technologies relating to the production of set-top boxes and smart cards and technologies relating to value-added services. We have also completed copyright registration of 89 software programs, and have pending copyright registration applications for two software programs, relating to digital television in the PRC.

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

When we license our intellectual property to third parties, we generally receive a combination of license fees and royalties. We mainly license our terminal-end software to the set-top box manufacturers.

We have a non-exclusive license to use the English and Chinese names for “NOVEL-TONGFANG” and a graphic logo, free of charge, pursuant to an agreement with N-T Information Engineering. N-T Information Engineering has registered these names and the logo as trademarks. Our term of use is from June 1, 2004 until such trademark registrations expire at various dates in 2023. In November 2007, we ceased using “NOVEL-TONGFANG” in N-S Digital TV’s name by changing the name from “Beijing Novel-Tongfang Digital TV Technology Co., Ltd.” to “Beijing Novel-Super Digital TV Technology Co., Ltd.” In January 2008, we ceased using the English and Chinese names for “NOVEL-TONGFANG” as trademarks for our products and we intend not to use such trademarks in the future. We started to use the English and Chinese names for “NOVEL SUPERTV” in combination with the graphic logo we licensed from N-T Information Engineering as the trademarks for our products. In December 2008, we acquired for free the licensed graphic logo from N-T Information Engineering. In 2010, we completed the registration of the trademarks of the English and Chinese names for “NOVEL SUPERTV”, as well as the trademark for a combination of Chinese and English names for “NOVEL SUPERTV” and the graphic logo.

As of December 31, 2012, we owned 60 trademarks—40 of them are registered trademarks and 20 of them are in the process of being registered. We have 35 registered domain names, seven of which were filed with the Ministry of Industry and Information Technology, or MIIT, including novel-supertv.com and chinadtv.cn.

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

Employees

We had 550, 627 and 778 full-time employees as of December 31, 2010, 2011 and 2012, respectively. We have no part-time employees. Substantially all of our employees are located in the PRC. The table below shows the number of employees categorized by business area and as a percentage of our workforce as of December 31, 2010, 2011 and 2012:

	As of December 31, 2010		As of December 31, 2011		As of December 31, 2012
	Number	%	Number	%	Number	%
Research and development	308	56.0%	334	53.3%	439	56.4%
Technical service	44	8.0	49	7.8	58	7.4
Sales and marketing	96	17.5	148	23.6	168	21.6
General and administration	71	12.9	68	10.8	83	10.7
Smart card production	31	5.6	28	4.5	30	3.9

Total	550	100.0%	627	100.0%	778	100.0%

As required by applicable PRC regulations, we participate in various employee benefit plans that are organized by municipal and provincial governments, including housing, pension, medical and unemployment benefit plans. We are required under PRC law to make contributions to the employee benefit plans at specified percentages of the salaries, bonuses and certain allowances of our employees, up to a maximum amount specified by the local government from time to time. Members of the retirement plan are entitled to a pension equal to a fixed proportion of the salary prevailing at the member’s retirement date. The total contributions made to employee benefit plans in 2010, 2011 and 2012 were approximately US$2.8 million, US$3.4 million and US$5.0 million, respectively.

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

A company generally is only allowed to produce and/or sell encryption products that have adopted the algorithms designated by the Encryption Bureau and such products shall also be certified by Encryption Bureau. The Encryption Bureau did not initially designate algorithms for CA systems until 2007, and a final and official designation still remains pending. As a result, like many other vendors of CA systems in the PRC, N-S Digital TV has been making and selling CA systems using algorithms other than those initially designated by the Encryption Bureau. Based on our consultation with the Encryption Bureau, we have no reason to believe, given that N-S Digital TV commenced its CA systems business when the initially designated algorithms were not yet available, that the Encryption Bureau would impose any sanctions against N-S Digital TV for not using initially designated algorithms in the past. In addition, since the Encryption Bureau did not initially designate any algorithms for CA systems until 2007 with a final and official designation pending and the CA systems using algorithms other than those initially designated by the Encryption Bureau have been widely used and accepted in the market, the PRC government has allowed vendors of CA systems a transition period, of a duration yet to be determined at its sole discretion, during which such vendors, including N-S Digital TV, may continue to produce and sell CA systems without using government-designated algorithms. The PRC government may require vendors of CA systems to adopt the algorithms to be finally and officially designated by the authority at the expiration of such transition period or at any time during the transition period.

In addition, a company engaging in the encryption-related business is subject to certain licensing requirements. For example, a company engaging in the production of commercial encryption products must obtain a production license from the Encryption Bureau, and a company engaging in the sale and distribution of commercial encryption products must obtain a sales license. In addition, a company engaging in research and development of commercial encryption systems, protocols, algorithms or technical standards shall obtain a license for research and development from the Encryption Bureau. To obtain such licenses, a company must meet requirements established by the Encryption Bureau, among others, with respect to its technological capabilities, its equipment, its production and quality control processes, the level of security of its algorithms and the qualifications of its employees. Furthermore, both importing and exporting products or equipment containing encryption technologies are subject to the prior approval of the Encryption Bureau.

In the opinion of Han Kun, our PRC counsel, the business of N-S Digital TV does not require a license for research and development. N-S Digital TV has engaged in the production and sale of encryption products since its establishment in May 2004, but it did not obtain the license for the production of encryption products until June 2006, which was renewed in May 2009 and June 2012, and the license for the sale of encryption products until September 2008, which was renewed in September 2011. For risk relating to the potential legal penalties against N-S Digital TV for its operation prior to its obtaining the production and sales licenses, see “Item 3. Key Information—D. Risk Factors—Risk Relating to Our Business and Industry—N-S Digital TV may be deemed not to be in full compliance with certain legal regulatory requirements relating to the production, sale and export of encryption products, and the relevant PRC government authorities could require N-S Digital TV to cease such activities and impose administrative penalties including fines, which could have a material adverse effect on our business, financial conditions and results of operations.”

Furthermore, the Administrative Regulation for Commercial Cryptogram and the Provisions on the Administration of the Use of Commercial Encryption Products, which became effective in October 1999 and May 2007, respectively, allow users to use only encryption products that are certified by the encryption authority and purchased from vendors who hold an encryption product sales license. Our CA systems that we currently produce and sell have not been certified by the Encryption Bureau because we have not adopted the government-designated algorithms for those CA systems. We believe that because in practice the PRC government has allowed a transition period, of a duration yet to be determined at its sole discretion, for us to adopt the algorithms to be finally and officially designated by the authority, it is unlikely that the government will enforce the above-mentioned regulatory requirements with respect to the use or purchase of our CA systems during that transition period. See also “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—Enforcement of recent PRC regulatory requirements regarding the use of encryption products may prevent prospective customers from purchasing our CA systems and our business revenues and net income could be materially reduced as a result.”

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

Software Products Registration

On March 5, 2009, the MIIT issued the Measures Concerning Software Products Administration, or Software Measures, which became effective on April 10, 2009 and superseded the prior measures issued in 2000, to regulate software products and promote the development of the software industry in the PRC.

In order to manufacture software products, a software producer must possess the copyright of such software or have obtained a license from legitimate copyright owner or licensor in connection with such software. Software producers must censor the content of their software products. Software developers or producers are allowed to sell or license their registered software products independently or through agents. Software products developed in the PRC may be registered with the local provincial government authorities in charge of the information industry and filed with the MIIT. If no objection is raised within seven business days from the date of the public announcement made by the MIIT after its receipt of the filing, the software products shall be granted registration certificates. Each registration certificate is valid for five years and may be renewed upon expiration. Registered software products may be qualified for certain tax and other preferential treatments under the industrial policies. The MIIT and other relevant departments may carry out supervision and inspection over the development, production, operation and importing and exporting of software products in the PRC. As of December 31, 2012, we had 38 registered software products.

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

Regulation of Foreign Exchange in Certain Onshore and Offshore Transactions

In October 2005, the SAFE issued SAFE Notice 75, which became effective as of November 1, 2005, and was further supplemented by a series of implementation rules and guidances. The SAFE regulations provide that PRC residents, whether natural or legal persons, must register with the relevant local SAFE branch in connection with establishing or taking control of an offshore entity established for the purpose of overseas equity financing involving onshore assets or equity interests held by them. The term “PRC legal person residents” as used in the SAFE regulations refers to those entities with legal person status or other economic organizations established within the territory of the PRC. The term “PRC natural person residents” as used in the SAFE regulations includes all PRC citizens and all other natural persons, including foreigners, who habitually reside in the PRC for economic benefit.

PRC residents are required to complete amended registrations with the local SAFE branch upon: (1) injection of equity interests or assets of an onshore enterprise to the offshore entity; or (2) subsequent overseas equity financing by such offshore entity. PRC residents are also required to complete amended registrations or filing with the local SAFE branch after any material change in the shareholding or capital of the offshore entity, such as changes in share capital, share transfers, long-term equity or debt investments, provision of security and any other material change in the offshore entity. PRC residents who have already incorporated or gained control of offshore entities that have made onshore investment in the PRC before SAFE Notice 75 was promulgated must register their shareholding in the offshore entities with the local SAFE branch on or before March 31, 2006.

Under the SAFE regulations, PRC residents are further required to repatriate into the PRC all of their dividends, profits or capital gains obtained from their shareholdings in the offshore entity within 180 days of their receipt of such dividends, profits or capital gains. The registration and filing procedures under the SAFE regulations are prerequisites for other approval and registration procedures necessary for capital inflow from the offshore entity, such as inbound investments or shareholders loans, or capital outflow to the offshore entity, such as the payment of profits or dividends, liquidating distributions, equity sale proceeds, or the return of funds upon a capital reduction.

Regulation of Overseas Listings

On August 8, 2006, six PRC regulatory agencies, including the MOFCOM, the State Administration of State-owned Assets Supervision and Administration Commission, the SAT, the State Administration for Industry and Commerce, the CSRC and the SAFE, jointly adopted the M&A Rules, which became effective on September 8, 2006 and was amended on June 22, 2009. The M&A Rules, among other things, include provisions that purport to require that an offshore special purpose vehicle formed for the purpose of an overseas listing of securities in a PRC company and controlled directly or indirectly by PRC companies or individuals obtain the approval of the CSRC prior to the listing and trading of such special purpose vehicle’s securities on an overseas stock exchange.

We completed the initial listing and trading of our ADSs on the NYSE on October 11, 2007. We did not seek CSRC approval in connection with our initial public offering, as we were advised by our PRC counsel that, based on their understanding of the current PRC laws, regulations and rules, because we completed our restructuring before September 8, 2006, the effective date of the M&A Rules, we were not required by the M&A Rules to apply to the CSRC for approval of the listing and trading of our ADSs on a U.S. stock exchange, unless we were clearly required to do so by any rules promulgated in the future. See “Item 3. Key Information—D. Risk Factors—Risks Relating to the People’s Republic of China—The approval of the CSRC, might be required in connection with our initial public offering under certain PRC regulation; failure to obtain this approval, if required, could have a material adverse effect on our business, financial conditions, results of operations and reputation as well as the trading price of our ADSs.”

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

N-T Information Engineering was established by Tsinghua Enterprise Group, a company affiliated with Tsinghua University, and Hong Kong-based Tsinghua Novel Hi-Tech Investment Holding Ltd. in July 1998, and initially focused on developing, producing and selling digital data broadcasting equipment for cable television operators. In December 2002, N-T Information Engineering completed its acquisition of the CA systems-related assets of Tsinghua Tongfang. In March 2004, CDTV BVI was incorporated as a holding company in the BVI. Following the establishment of CDTV BVI, we restructured our operations in connection with an investment by SAIF. As part of this restructuring, we established Super TV, a wholly-owned subsidiary of CDTV BVI, on May 31, 2004. On the same day, N-S Digital TV was also established. In June 2004, N-S Digital TV acquired from N-T Information Engineering its smart card and CA systems business and, in August 2006, N-S Digital TV acquired from N-T Information Engineering its set-top box design business. In April 2007, a new holding company, CDTV Holding, was established in the Cayman Islands. In May 2007, CDTV BVI executed a 40-for-1 share split of its ordinary shares and Series A preferred shares. Following this share split, the shareholders of CDTV BVI exchanged all of their shares of CDTV BVI for shares of CDTV Holding in proportion to their percentage interest in CDTV BVI. As a result, CDTV BVI became a wholly-owned subsidiary of CDTV Holding. As a result of a series of transactions over the years, Tianxing Wang, Lei Zhang, Shizhou Shen and Wenjun Wang in aggregate own all of the equity interest of N-S Digital TV.

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

In December 2007, Super TV established a wholly-owned subsidiary, N-S Media Investment, in the PRC to partner with the PRC’s cable television operators and content providers to offer value-added services to television viewers. In light of the applicable PRC regulatory restrictions on foreign investment in advertising business, which some of the value-added television services to be offered by N-S Media Investment and its subsidiaries could be categorized as, Super TV transferred all of its equity interests in N-S Media Investment to N-S Digital TV in October 2008. In February 2008, CDTV BVI established a wholly-owned subsidiary, CSM Holdings, in Hong Kong. In addition, in June 2008, N-S Digital TV established a joint venture, Dongguan SuperTV, with other investors to provide value-added services to television viewers in Dongguan, Guangdong Province. In September 2008, N-S Digital TV exercised an option to purchase an additional 10% equity interest in the joint venture from Mr. Lai. In July 2009, N-S Digital TV sold its 20% equity interest in Dongguan SuperTV to a new investor, Guangdong Jiacai. In August 2010, N-S Digital TV entered into an equity transfer agreement with Guangdong Jiacai to repurchase the 20% equity interest in Dongguan SuperTV from Guangdong Jiacai. After these transactions, the equity interest of Dongguan SuperTV held by N-S Digital TV increased to 60% and N-S Digital TV became entitled to 70% of shareholders’ voting rights in Dongguan SuperTV. In December 2011, N-S Digital TV sold its entire equity interest in Dongguan SuperTV to a third party. In October 2008, N-S Media Investment established a wholly-owned subsidiary, Guangdong SuperTV, to provide value-added services to television viewers in Guangdong Province. In August 2010, all of the equity interest in Guangdong SuperTV was transferred to Guangzhou Rujia.

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

Any cable network operator who uses a non-PRC CA system is required under a policy promulgated by the SARFT to install a parallel PRC CA system. Under this policy, vendors of non-PRC CA systems may sell only to cable network operators who have already installed a PRC CA system or are willing to purchase a parallel PRC CA system. This may result in a competitive disadvantage for vendors of non-PRC CA systems relative to vendors of PRC CA systems. Such policy does not expressly indicate whether the CA systems produced by a foreign-invested company incorporated in the PRC, such as our subsidiary Super TV, falls into the category of non-PRC CA systems. In light of this ambiguity, we have established N-S Digital TV, which is incorporated in the PRC and wholly owned by PRC citizens, to produce and sell our CA systems to avoid our CA systems being deemed as non-PRC CA systems. We conduct a significant portion of our operations through N-S Digital TV. We do not directly or indirectly have any equity interest in N-S Digital TV, but Super TV, our wholly-owned subsidiary in the PRC, has entered into a series of contractual arrangements with N-S Digital TV and its shareholders. As a result of these contractual arrangements, we are considered the primary beneficiary of N-S Digital TV and, accordingly, we consolidate N-S Digital TV’s results of operations in our financial statements.

Super TV mainly engages in supplying software products relating to smart cards to N-S Digital TV, providing technical support and related services to N-S Digital TV, and developing technology for use by N-S Digital TV. Specifically, Super TV and N-S Digital TV have entered into the following contracts:

•	a products and software purchase agreement, pursuant to which N-S Digital TV purchased from Super TV all software products relating to smart cards required for N-S Digital TV’s CA systems;

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

In addition, Super TV has entered into the following agreements with N-S Digital TV and its shareholders that provide us with the ability to control N-S Digital TV:

•

Equity Transfer Option Agreement, pursuant to which the shareholders of N-S Digital TV have jointly granted Super TV or its designated party an exclusive and irrevocable option to purchase all of their equity interests in N-S Digital TV at any time, and, without Super TV’s prior written consent, the shareholders of N-S Digital TV may not: (1) transfer or pledge their equity interests in N-S Digital TV; (2) cause N-S Digital TV to issue new shares; (3) receive any dividends, loan interest or other benefits from N-S Digital TV; or (4) make any material adjustment or change to N-S Digital TV’s business or operations;

•

Business Operating Agreement, pursuant to which N-S Digital TV and its shareholders agreed to: (1) accept the policies and guidelines furnished by Super TV with respect to the hiring and dismissal of employees, the operational management and financial system of N-S Digital TV; (2) appoint the candidates recommended by Super TV as directors of N-S Digital TV and appoint the senior management personnel of Super TV as the general manager, chief financial officer and other senior officers of N-S Digital TV based on Super TV’s recommendations; (3) replace or remove a director or senior management personnel of N-S Digital TV upon Super TV’s request; and (4) seek a guarantee from Super TV first when any guarantee is required to secure performance by N-S Digital TV of any contract or working capital loans borrowed by N-S Digital TV;

•

loan agreements, pursuant to which each shareholder of N-S Digital TV has obtained loans from Super TV to fund its contribution to N-S Digital TV’s registered capital and has agreed to: (1) not repay the loan prior to the termination date of the relevant loan agreement, unless so requested by Super TV; and (2) only repay the loan by (i) transferring all his equity interests in N-S Digital TV to Super TV or any third party designated by Super TV and (ii) paying Super TV with the entire proceeds obtained by himself from such transfer;

•

powers of attorney, pursuant to which each shareholder of N-S Digital TV has irrevocably appointed Super TV or one of its directors as their attorneys-in-fact to exercise all its voting rights as shareholders of N-S Digital TV; and

•

share pledge agreements, pursuant to which each shareholder of N-S Digital TV has pledged all of its respective equity interests in N-S Digital TV to Super TV to secure the performance of its and N-S Digital TV’s obligations under certain contractual arrangements between N-S Digital TV and/or its shareholders and Super TV.

For a more detailed description of these contractual agreements, see “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Super TV and N-S Digital TV Arrangements” and “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Shareholder Rights and Corporate Governance.”

D. Property, Plants and Equipment

We currently maintain our headquarters and most of our operations at Jingmeng High-Tech Building B, 4th Floor, No. 5 Shangdi East Road, Haidian District, Beijing 100085, PRC, where we lease 8,616 square meters of office space pursuant to four short-term lease agreements with the same landlord for separate portions of the total space. The four lease agreements are: (1) a lease agreement of N-S Digital TV with respect to an aggregate area of 2,185 square meters for its operational use; (2) a lease agreement of Super TV with respect to an aggregate area of 4,828 square meters for its operational use and an aggregate area of 180 square meters for storage; (3) a lease agreement of Joysee with respect to an area of 1,130 square meters for its operational use; and (4) a lease agreement of Super Movie with respect to an aggregate area of 293 square meters for its operational use. All the lease agreements expired in April 2013. We intend to continue leasing the forgoing space and are currently in the process of finalizing the relevant leasing arrangements with the landlord. We also maintain the operations of Cyber Cloud at Deshi Building, 5th Floor, No. 9 Shangdi East Road, Haidian District, Beijing 100085 PRC, where we have leased 2,050 square meters of office space pursuant to a two-year lease agreement which will expire in July 2014.

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

A. Operating Results

Overview

We are the leading provider of CA systems to the PRC digital television market. Our CA systems, which consist of smart cards, head-end software for television network operators and terminal-end software for set-top box manufacturers, enable digital television network operators in the PRC to control the distribution of content and value-added services to their subscribers and block unauthorized access to their networks. In addition, we sell advanced digital television application software, such as electronic program guides and subscriber management systems, to digital television network operators.

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

PRC television network operators are in the process of migrating from analog to digital transmissions, and the PRC government has set a target of 2015 for cable operators nationwide to complete the digital transition. As of December 31, 2012, we had installed CA systems at 385 digital television network operators in 29 of the 32 provinces, autonomous regions and centrally administered municipalities in the PRC. We have also been installing CA systems outside the PRC since 2010. We derive a substantial majority of our revenues from sales of our smart cards, which accounted for 93.6%, 91.5% and 83.3% of our total revenues in 2010, 2011 and 2012, respectively. We expect that sales of our smart cards will continue to constitute the majority of our revenues in the near future. We sold 16.2 million, 18.3 million and 15.3 million smart cards in 2010, 2011 and 2012, respectively, and our net revenues were US$87.1 million, US$99.1 million and US$88.7 million in 2010, 2011 and 2012, respectively. Our net income was US$33.4 million, US$40.3 million and US$5.5 million in 2010, 2011 and 2012, respectively.

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

In addition to the factors discussed above, our reported results are also affected by the fluctuations in the value of the Renminbi against the U.S. dollar, as our reporting currency is the U.S. dollar while the functional currency of our subsidiaries and variable interest entities in China, which operate substantially all of our business, is the Renminbi. In 2010, 2011 and 2012, the Renminbi appreciated against the U.S. dollar by approximately 3.3%, 4.6% and 1.0%, respectively. The appreciation of the Renminbi against the U.S. dollar contributed to the increase in our net income reported in U.S. dollar terms in 2010, 2011 and 2012, respectively. For additional information relating to the fluctuations in the value of the Renminbi against the U.S. dollar, see “Item 3. Key Information—A. Selected Financial Data—Exchange Rate Information,” “Item 3. Key Information—D. Risk Factors—Risks Relating to the People’s Republic of China—Fluctuations in exchange rates could result in foreign currency exchange losses.” and “Item 11. Quantitative and Qualitative Disclosures About Market Risks—Foreign Currency Risk.”

Our business is managed as a single operating segment. Our management reviews our consolidated results of operations prepared in accordance with U.S. GAAP when making decisions about allocating our resources and assessing our performance.

Revenues

We derive revenues primarily from the following two sources:

•

Products. We currently derive a substantial majority of our revenues from sales of smart cards and other products to digital television network operators. Smart cards are an essential part of our CA systems. Our customers purchase our smart cards for distribution to and use by their subscribers in their set-top boxes. Revenues from the sales of our smart cards account for substantially all of our revenues from the sales of our products. In addition, we also sell small quantities of other products, such as integrated chips, surface mounted device chips and multimedia home entertainment boxes. We expect that the sales of our smart cards will continue to constitute the majority of our revenues in the near future.

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

Revenues from the sales of our products and services accounted for 94.5% and 5.5%, respectively, of our total revenues in 2012 compared to 94.7% and 5.3%, respectively, of our total revenues in 2011. Our revenues also include certain refunds of value-added taxes from PRC tax authorities that we previously paid with respect to some of our software products. See “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Taxes and Incentives” below for more information.

Our net revenues represent total revenues less PRC business tax and related surcharges. See “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Taxes and Incentives—PRC—Business Tax” below for more information.

Cost of Revenues

Cost of revenues primarily includes: costs of raw materials, such as computer chips manufactured by third-party suppliers and used in our smart cards and other products; personnel costs directly relating to provision of our services; warranty costs relating to our smart card sales; depreciation and amortization costs; share-based compensation allocated to the production and processing of our smart cards and other products; fees paid to our sales agents; and other miscellaneous costs. These costs are allocated to our two types of revenue-generating activities as their respective costs of revenues. Cost of revenues related to the sales of our products and to the sales of our services accounted for 81.0% and 19.0%, respectively, of our total cost of revenues in 2012 compared to 84.2% and 15.8%, respectively, of our total cost of revenues in 2011. As a percentage of our net revenues, cost of revenues increased from 19.3% in 2011 to 23.5% in 2012.

Gross Profit and Gross Margin

Gross profit is equal to net revenues less cost of revenues. Gross margin is equal to gross profit divided by net revenues. Our gross margin was 79.1%, 80.7% and 76.5% in 2010, 2011 and 2012, respectively. The increase in our gross margin from 2010 to 2011 was primarily attributable to changes in product mix, reflecting an improvement in our higher margin businesses, principally from sales of smart cards, as well as decreases in the unit cost of smart cards. The decrease in our gross margin from 2011 to 2012 was mainly due to a decrease in our smart cards sales coupled with an increase in sales of other products, which have lower gross margins than smart cards.

The average unit cost of our smart cards in U.S. dollar terms decreased by approximately 10.0% from 2010 to 2011 and further decreased by approximately 0.4% from 2011 to 2012, principally as a result of the continuing decline in chip and production costs.

Operating Expenses

Our operating expenses consist of research and development expenses, selling and marketing expenses and general and administrative expenses. Each of these components of our operating expenses includes a portion of our total share-based compensation expenses, which are generally allocated according to the functions of those individuals who received share-based awards.

Research and Development Expenses. Research and development expenses consist primarily of costs associated with the design, development and testing of our products and technologies. Among other things, these costs include compensation and benefits for our research and development staff, rental for our office premises used for research and development activities, depreciation expenses related to equipment used in research and development activities, expenditures for purchases of supplies and other relevant costs. Compensation and benefits for our research and development staff accounted for the majority of our research and development expenses. Research and development expenses as a percentage of our net revenues were 13.3% and 19.6% in 2011 and 2012, respectively.

Selling and Marketing Expenses. Selling and marketing expenses consist primarily of compensation and benefits for our sales and marketing staff, expenses for promotional, advertising, travel and entertainment activities, marketing-related consulting fees, expenditures for purchases of supplies and amortization of intangible assets. Selling and marketing expenses as a percentage of our net revenues were 12.5% and 15.3% in 2011 and 2012, respectively.

General and Administrative Expenses. General and administrative expenses consist primarily of compensation and benefits for our general management, finance and administrative staff, professional advisory fees, depreciation and amortization with respect to equipment used for general corporate purposes, rental costs for our office premises used by general management, finance and administrative staff, and other expenses incurred in connection with general corporate purposes. General and administrative expenses as a percentage of our net revenues were 9.8% and 10.6% in 2011 and 2012, respectively.

Share-Based Compensation Expenses. We account for share-based compensation expenses based on the fair value of share option grants at the date of grant.

We adopted our 2005, 2008, 2010 and 2012 Stock Incentive Plans in February 2005, September 2007, November 2010 and May 2012, respectively, and options to purchase an aggregate of 5,303,941 ordinary shares have been granted and were outstanding under the plans as of March 31, 2013. In January 2013, we granted options to purchase 1,200,000 ordinary shares to 101 of our employees, including options to purchase 150,000, 150,000, 38,000, 32,000, 26,000, and 50,000 ordinary shares to Jianhua Zhu, our chairman and chief executive office, Zengxiang Lu, a member of our board of directors, Zhenwen Liang, our chief financial officer, Dong Li, our president and chief marketing officer, Huiqing Chen, our chief administrative officer, and Tianxing Wang, our chief technology officer, respectively. We incurred share-based compensation expenses of US$1.5 million, US$5.6 million and US$2.6 million in 2010, 2011 and 2012, respectively. For additional information regarding our share-based compensation expenses, see Note 20 to our consolidated financial statements included elsewhere in this annual report.

The table below shows the allocation of share-based compensation charges to cost of revenues and our operating expense line items for the periods indicated:

	For the years ended December 31,
Share-Based Compensation Related to:	2010		2011		2012
	(In thousands)
Cost of revenues	US$	10	US$	52	US$	5
Research and development expenses		393		1,025		552
Selling and marketing expenses		384		633		356
General and administrative expenses		691		3,852		1,701

Total	US$	1,478	US$	5,562	US$	2,614

Income from Operations

Income from operations represents gross profit less operating expenses.

Non-operating Income/(Expenses)

Non-operating income/(expenses) includes interest income/(expense), gain from foreign currency forward contracts, impairment loss on long-term investments and other income/(expense), each as presented in our consolidated statements of comprehensive income. Our interest income was US$5.3 million, US$6.8 million and US$6.3 million in 2010, 2011 and 2012, respectively. We had interest expense of US$1.5 million and US$0.7 million in 2011 and 2012, respectively. We recorded a gain from foreign currency forward contracts, which were entered into in April and May 2011, of US$0.4 million in 2011 and a loss from foreign currency forward contracts of US$0.7 million in 2012. Our impairment loss on long-term investments was US$5.0 million, nil and US$4.5 million in 2010, 2011 and 2012, respectively. We also had other expense of US$0.09 million in 2010 and other income of US$0.6 million and US$0.5 million in 2011 and 2012, respectively.

Corporate Structure

We are a Cayman Islands holding company and conduct substantially all of our business through Super TV, our indirectly wholly-owned subsidiary in the PRC. In May 2004, we established N-S Digital TV, a PRC company that is wholly owned by PRC citizens, to carry out our CA systems business in the PRC. We do not directly or indirectly have any equity interest in N-S Digital TV, but Super TV has entered into a series of contractual arrangements with N-S Digital TV and its shareholders. As a result of these contractual arrangements, we have the power to direct the activities that most significantly affects the economic performance of N-S Digital TV and its subsidiaries and to receive the economic benefits of these entities that could be significant to them. As a result, we are considered the primary beneficiary of N-S Digital TV and we consolidate N-S Digital TV’s results of operations in our financial statements. For a description of these contractual agreements, see “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Super TV and N-S Digital TV Arrangements” and “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Shareholder Rights and Corporate Governance.”

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

Revenue Recognition. We derive revenues primarily from two sources: (1) sales of products, including smart cards and other products sourced from third-party suppliers, such as integrated chips, surface mounted device chips and multimedia home entertainment boxes; and (2) provision of services, including head-end system integration services, head-end system development services and CA system terminal-end software that generate licensing income and royalty income.

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

We receive licensing fees from set-top box manufacturers who license our CA systems terminal-end software, and we are also entitled to receive royalties from them based on the quantity of set-top boxes manufactured under such licenses. Royalty income is recognized upon receipt of sales reports from the set-top box manufacturers and when payment is received, while licensing income is recognized upon the issuance of certificates to the set-top box manufacturers by us.

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

Goodwill. The excess of the purchase price over the fair value of net assets acquired is recorded on the consolidated balance sheet as goodwill. Goodwill is not amortized but tested for impairment on an annual basis and between annual tests if an event or circumstance would more likely than not reduce the fair value of a reporting unit below its carrying value. Such an event or circumstance includes a significant change in the stock prices, business climate, legal factors, operating performance indicators, competition, or sale or disposition of a significant portion of a reporting unit.

The application of the goodwill impairment test requires judgment, including the identification of reporting units, assignment of assets and liabilities to reporting units, assignment of goodwill to reporting units, and determination of the fair value of each reporting unit. Estimating fair value is performed by utilizing various valuation techniques, with the primary technique being a discounted cash flow analysis. Discounted cash flow analysis requires significant judgments, including the estimation of future cash flows, which is dependent on internal forecasts, the estimation of long term growth rate of a company’s business, the estimation of the useful life over which cash flows will occur, and the determination of a company’s weighted average cost of capital.

In 2012, we adopted an accounting pronouncement, issued by the Financial Accounting Standards Board in September 2011, which permits us to first assess qualitative factors to determine whether it is “more likely than not” that the fair value of a reporting unit is less than its carrying amount as a basis for determining whether it is necessary to perform the two-step goodwill impairment test. If it is more likely than not that the fair value of a reporting unit is less than its carrying amount, goodwill is then tested following a two-step process. The first step compares the fair value of a reporting unit to its carrying amount, including goodwill. If the fair value of the reporting unit is greater than its carrying amount, goodwill is not considered impaired and the second step is not required. If the fair value of the reporting unit is less than its carrying amount, the second step of the impairment test measures the amount of the impairment loss, if any, by comparing the implied fair value of goodwill to its carrying amount. If the carrying amount of goodwill exceeds its implied fair value, an impairment loss is recognized equal to that excess. The implied fair value of goodwill is calculated in the same manner that goodwill is calculated in a business combination, whereby the fair value of the reporting unit is allocated to all of the assets and liabilities of that unit, with the excess purchase price over the amounts assigned to assets and liability representing the implied fair value of goodwill. We have one reporting unit and have determined to perform the annual impairment test on December 31 of each year. In 2012, we first assessed the qualitative factors to determine whether it is not “more likely than not” that the fair value of the reporting unit is less than its carrying amount. We did not incur any impairment loss on goodwill for the years ended December 31, 2010, 2011 and 2012.

Impairment of Long-Lived Asset. We review our long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable. When these events occur, we measure impairment by comparing the carrying value of the long-lived assets to the estimated undiscounted future cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flows is less than the carrying amount of the assets, we would recognize an impairment loss based on the fair value of the assets. Impairment loss in 2010, 2011 and 2012 was US$20,000, nil and nil, respectively.

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

An impairment charge is recorded if the carrying amount of the investment exceeds its fair value and this condition is determined to be other-than-temporary. We accrued a full impairment charge of US$4.5 million in 2012 related to our investment in 3DiJoy based on the fair value of 3DiJoy we estimated with the assistance of a third party valuation firm, as we had doubts regarding 3DiJoy’s ability to operate as a going concern given that it had been experiencing financial difficulties and had failed to obtain new capital funding from its shareholders or otherwise. Our equity method investment in 3DiJoy is considered as Level 3 assets because we used unobservable inputs, such as weighted average cost of capital, or WACC, and lack of marketability discount, or LoMD, to determine the fair value of such equity method investment. The WACC and LoMD used in the fair value measurement were 22% and 40%, respectively. Increase (or decrease) in any of the WACC and LoMD in isolation may result in a lower (or higher) fair value measurement.

Cost Method Investments. For investee companies over which we do not have significant influence and a controlling interest, we carry the investment at cost and recognize as income for any dividend received from distribution of the investee’s earnings.

We review our cost method investments for impairment whenever an event or circumstance indicates that an other-than-temporary impairment has occurred. We consider available quantitative and qualitative evidence in evaluating potential impairment of our cost method investments. An impairment charge is recorded if the cost of an investment exceeds its fair value and such excess is determined to be other-than-temporary. Factors we consider in making such a determination include general market conditions, the duration and the extent to which the fair value of an investment is less than its cost, and our intent and ability to hold such investment. As a result of the assessment process for our cost method investments, we recognized a full impairment charge of US$5.0 million in 2010 for our cost method investment in OpenV, because we had doubts on OpenV’s ability to continue as a going concern.

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

For options granted after our initial public offering, the fair value of our ordinary shares on the grant date is determined by the closing trade price of our ADSs representing our ordinary shares on the grant date. For options granted prior to May 16, 2011, we estimated the volatility of the underlying ordinary shares based on the historical stock price volatility of our company and the publicly traded shares of three comparable companies in the digital television and related businesses over a period comparable to the expected term of the options. For options granted after May 16, 2011, we estimated the volatility of the underlying ordinary shares during the life of the options based on the historical stock price volatility of our company over the past years.

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

In order to achieve such purpose, we have entered into a series of contractual agreements with N-S Digital TV and/or its nominee shareholders, including technical support and related services agreement, technology license agreement, technology development agreement, products and software purchase agreement, Equity Transfer Option Agreement, Business Operating Agreement, loan agreements, share pledge agreements and powers of attorney. Through those contractual arrangements, Super TV has the right to: (i) exercise 100% of the voting rights of N-S Digital TV’s shareholders and (ii) nominate the members of N-S Digital TV’s board of directors and senior management. As a result, Super TV has the power to direct the activities of N-S Digital TV that most significantly impact N-S Digital TV’s economic performance, including the power, pursuant to the articles of association of N-S Digital TV, to: (i) approve the operating strategy and investment plan of N-S Digital TV; (ii) elect the members of N-S Digital TV’s board of directors and approve their compensation; and (iii) review and approve N-S Digital TV’s annual budget and earnings distribution plan. In addition, Super TV has an exclusive and irrevocable option to purchase all of N-S Digital TV’s shareholders’ equity interests in N-S Digital TV at any time. We believe we have substantive kick-out rights pursuant to the terms of the Equity Transfer Option Agreement, and that the terms of the Equity Transfer Option Agreement are currently exercisable and legally enforceable under existing PRC laws, rules and regulations. As a result, we believe the rights of the shareholders of N-S Digital TV effectively accrue to us. Furthermore, the fees we receive from N-S Digital TV under these contractual arrangements are determined by Super TV and may be adjusted by Super TV. For a description of these contractual arrangements, see “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions.”

As advised by our PRC legal counsel, Han Kun, the ownership structures of our operating subsidiary in China and our consolidated variable interest entity comply with existing PRC laws, rules and regulations. Moreover, Han Kun is of the opinion that each of the agreements that establish the contractual arrangements is valid, legally binding and enforceable and does not violate applicable PRC laws, rules and regulations. However, there exist substantial uncertainties regarding the interpretation and application of PRC laws, rules and regulations, and we cannot assure you that the relevant PRC regulatory authorities will not ultimately determine that these contractual arrangements do not comply with applicable PRC laws, rules and regulations. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—Our business and operations could be significantly disrupted, and we could be subject to sanctions, if the contractual arrangements between us and our consolidated variable interest entity, N-S Digital TV, which we depend on for the production and sales of our CA systems, are found to be in violation of applicable PRC laws, rules and regulations” and “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—The shareholders or directors of N-S Digital TV may have conflicts of interest with us.”

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

Government Subsidies.

Government subsidies mainly represent amounts granted by local government authorities as an incentive for companies to promote the development of the local technology industry. We record any government subsidies received with respect to government sponsored projects as liabilities and record such government subsidies as subsidy income when no performance of the relevant obligation is required. Subsidy income of US$89,000, US$168,000 and US$351,000 was recognized in 2010, 2011 and 2012, respectively.

Recently Issued Accounting Pronouncements

See Note 2(aa) to our consolidated financial statements included elsewhere in this annual report for recently issued accounting standards that we believe may have implications on our consolidated financial statements for future periods.

Taxes and Incentives

Cayman Islands, British Virgin Islands and Hong Kong

Our company, as an exempted company incorporated in the Cayman Islands, and CDTV BVI, our wholly-owned subsidiary incorporated in BVI, are not subject to any income or capital gains tax under the current laws of the Cayman Islands and BVI. Golden Benefit and CSM Holdings, our indirectly wholly-owned subsidiaries incorporated in Hong Kong, were subject to 16.5% Hong Kong profits tax in 2010, 2011 and 2012 on their activities conducted in Hong Kong.

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

Each of N-S Digital TV and Super TV was entitled to income tax exemption during the three years from 2004 through 2006, and a 50% reduction of income tax during the subsequent three years from 2007 through 2009. In addition, under the 2008 EIT Law, “high-and-new technology enterprises strongly supported by the State” are entitled to a preferential tax rate of 15%. In December 2008, N-S Digital TV and Super TV successfully obtained their respective high-and-new technology enterprise certificates under the 2008 EIT Law and were therefore recognized as “high-and-new technology enterprises strongly supported by the State” and qualified for a preferential tax rate of 15% in each of 2008, 2009 and 2010. In October 2011, N-S Digital TV and Super TV successfully renewed their respective high-and-new technology enterprise certificates and qualified for a preferential tax rate of 15% for another three years from 2011 to 2013. In 2010, Super TV was designated as a “key software enterprise” by the relevant PRC government authorities and, as a result, qualified for a preferential tax rate of 10% for that year. In March 2013, Super TV’s re-application for the “key software enterprise” designation for the year of 2011 and 2012 was approved by the relevant PRC government authorities. As a result, Super TV would qualify for the 10% preferential tax rate for 2011 and 2012 retroactively.

Each of N-S Media Investment, N-S Investment Holdings and Guangdong R&D was subject to an enterprise income tax rate of 25% in each of 2010, 2011 and 2012. Each of Cyber Cloud, Joysee and Super Movie was subject to an enterprise income tax of 25% in each of 2011 and 2012.

In addition, under the 2008 EIT Law, an enterprise established under the laws of a foreign country or region whose “de facto management body” is located within the PRC territory is considered a resident enterprise and will generally be subject to the enterprise income tax at the rate of 25% on its global income as well as PRC enterprise income tax reporting obligations. According to the Implementation Rules, “de facto management body” refers to a managing body that exercises, in substance, overall management and control over the production and business, personnel, accounting and assets of an enterprises. The SAT Notice 82 provides for certain specific criteria for determining whether the “de facto management body” of a Chinese-controlled offshore enterprise is located in the PRC. In addition, the SAT Bulletin 45, which became effective on September 1, 2011, provides guidance on the implementation of SAT Notice 82. SAT Bulletin 45 clarifies certain issues relating to: (i) the determination procedures of PRC resident enterprise status and (ii) tax registration and other related procedures for PRC resident enterprises. SAT Bulletin 45 also provides that if an offshore PRC resident enterprise presents a copy of the Chinese tax resident determination certificate issued by the competent tax authorities to a payer of PRC-sourced dividends, interest, royalties and other income, such payer shall not withhold income tax on these payments to the offshore PRC resident enterprise. We believe that we are not a PRC resident enterprise with reference to the criteria set forth in the SAT Notice 82. However, if we were to be considered as a PRC resident enterprise, we would be subject to the enterprise income tax at the rate of 25% on our global income as well as PRC enterprise income tax reporting obligations. See “Item 3. Key Information—D. Risk Factors—Risks Relating to the People’s Republic of China—We may be subject to PRC income tax on our global income, or dividends we receive from our PRC subsidiary may be subject to PRC withholding tax, depending on whether we are recognized as a resident enterprise in the PRC.” In addition, the 2008 EIT Law and the Implementation Rules provide that a withholding tax of 10% (which may be reduced by the relevant tax treaties between the PRC and other jurisdictions) will generally be applicable to dividends payable to non-resident enterprises, and, unlike the prior tax law, does not specifically exempt corporations that pay dividends from withholding all or part of such income tax when they pay dividends to their non-resident investors. To the extent we are not considered as a PRC resident enterprise or dividends paid from our PRC operating subsidiary are not deemed as “dividends among qualified PRC resident enterprises”, the dividends our PRC subsidiary pays to us will be subject to this withholding tax. See “Item 3. Key Information—D. Risk Factors—Risks Relating to the People’s Republic of China—We may be subject to PRC income tax on our global income, or dividends we receive from our PRC subsidiary may be subject to PRC withholding tax, depending on whether we are recognized as a resident enterprise in the PRC.” In addition, this withholding tax may also apply to dividends we pay to our non-PRC individual shareholders if we were to be considered as a PRC resident enterprise. See “Item 3. Key Information—D. Risk Factors—Risks Relating to the People’s Republic of China—Dividends payable by us to our non-PRC shareholders and ADS holders, and gains on the sales of our ordinary shares or ADSs, may be subject to withholding taxes under PRC tax laws, which may materially reduce the value of your investment.”

Value-Added Tax and Business Tax. We are subject to value-added tax, or VAT, at the rate of 17% on the sales of our products. Pursuant to a PRC tax policy intended to encourage the development of software and integrated circuit industries and a notice jointly issued by the PRC Ministry of Finance and the SAT in October 2011, each of N-S Digital TV and Super TV is entitled to a refund of VAT paid at a rate of 14% (i.e., the excess of the effective VAT rate over 3%) of the sale value of some of our software products. The amount of VAT refund included in our total revenues was US$7.6 million, US$8.4 million and US$7.4 million in 2010, 2011 and 2012, respectively, accounting for 8.7%, 8.3% and 8.2%, respectively, of our total revenues in the corresponding periods. We include such refunds in the total revenues in our consolidated statements comprehensive income included elsewhere in this annual report. The VAT refund benefits have been renewed for N-S Digital TV and Super TV from January 1, 2011.

On November 16, 2011, the Ministry of Finance and the SAT issued a pilot tax program under which business tax will be replaced with VAT for certain pilot industries, including, among others, transportation services, research and development and technical services, information technology services and cultural and creative services. The pilot VAT program initially applied only to the pilot industries in Shanghai and has been subsequently expanded to eight additional regions, including, among others, Beijing and Guangdong province. N-S Digital TV, Super TV and each of Super TV’s and N-S Digital TV’s subsidiaries, all of which are located in Beijing or Guangdong province, fall within the scope of the pilot VAT program and have been recognized as VAT taxpayers since September 1, 2012 or November 1, 2012, the effective time of the pilot VAT program in Beijing and Guangdong province, respectively. Prior to the implementation of such pilot VAT program, each of Super TV’s subsidiaries, N-S Digital TV and N-S Digital TV’s subsidiaries was subject to business tax at a rate of 5% on certain service-type revenues, including those from our head-end integration services, head-end system development services, licensing income and royalty income. Super TV was exempted from business tax at a rate of 5% on the revenues generated from the technical support, technical training and personnel services it then provided. From September 1, 2012 or November 1, 2012 onwards, as the case may be, each of Super TV’s subsidiaries, N-S Digital TV and N-S Digital TV’s subsidiaries are required to pay VAT at a rate of 6% for research and development services, technical services and other services deemed by the relevant PRC tax authorities to be within the pilot industries, and is no longer subject to business tax. Super TV is exempted from VAT at a rate of 6% on the revenues generated from the technical support, technical training and personnel services it currently provides.

Tax Arrangement between the PRC and Hong Kong

The Hong Kong government and the PRC government entered into the Arrangement for Avoidance of Double Taxation on Income and Prevention of Tax Evasion on August 21, 2006, which took effect on January 1, 2007 and April 1, 2007 in the PRC and Hong Kong, respectively. This arrangement provides certain tax incentives to use a Hong Kong company as an intermediate holding company for holding investments in the PRC. The withholding tax rate applicable to dividends received by a Hong Kong resident enterprise from its investments in the PRC is 5% compared to the 10% withholding tax rate applicable to dividends received by a company incorporated in a jurisdiction where there is no similar tax treaty or arrangement with the PRC, provided, among others, that the Hong Kong resident enterprise owns at least 25% of the shareholding of the PRC company at all times within the 12-month period immediately preceding the distribution of dividends. In addition, a full tax exemption in the PRC is available on a capital gain derived by a Hong Kong resident enterprise from the disposal of its shares in a PRC company, provided that the Hong Kong resident enterprise owns less than 25% of the shareholding of the PRC company at all times within the 12-month period immediately preceding the distribution of dividends and the assets of the PRC company do not consist mainly of real property situated in the PRC.

The SAT issued the SAT Notice 601 and the SAT Announcement 30 on October 27, 2009 and June 29, 2012, respectively, both of which are applicable to the tax arrangements between PRC and Hong Kong. Specifically, the SAT Notice 601 provides that only the enterprises with active operations can be recognized as “beneficial owners” under relevant tax treaties which are entitled to enjoy the corresponding tax benefits. It further provides that those enterprises that are established solely for the purposes of benefiting from favorable tax treatment under the relevant tax treaties should not be recognized as “beneficial owners” and therefore cannot enjoy favorable tax treatment. Furthermore, SAT Announcement 30 provides that a comprehensive analysis should be made when determining the “beneficial owner” status based on all the factors set out in the SAT Notice 601. See “Item 3. Key Information—D. Risk Factors—We may be subject to PRC income tax on our global income, or dividends we receive from our PRC subsidiary may be subject to PRC withholding tax, depending on whether we are recognized as a resident enterprise in the PRC.”

Recent Acquisitions

See “Item 4. Information on the Company—A. History and Development of the Company—Our Investments and Acquisitions.”

Results of Operations

The following table sets forth our condensed consolidated statements of operations by amount and as a percentage of our net revenues for the periods indicated:

	For the years ended December 31,
	2010			2011			2012
	Amount		% of Net Revenues	Amount		% of Net Revenues	Amount		% of Net Revenues
	(In thousands, except percentages)
Revenues:
Products	US$	82,518	94.7%	US$	95,162	96.1%	US$	85,319	96.1%
Services		5,225	6.0		5,378	5.4		4,925	5.5

Total revenues		87,743	100.7		100,540	101.5		90,244	101.7
Business taxes		(620)	(0.7)		(1,445)	(1.5)		(1,501)	(1.7)

Net revenues		87,123	100.0		99,095	100.0		88,743	100.0

Cost of revenues:(1)
Products		15,148	17.4		16,100	16.2		16,880	19.0
Services		3,040	3.5		3,027	3.1		3,952	4.5

Total cost of revenues		18,188	20.9		19,127	19.3		20,832	23.5

Gross profit		68,935	79.1		79,968	80.7		67,911	76.5

Operating expenses:
Research and development expenses(1)		10,432	12.0		13,140	13.3		17,402	19.6
Selling and marketing expenses(1)		8,504	9.8		12,377	12.5		13,606	15.3
General and administrative expenses(1)		6,389	7.3		9,723	9.8		9,444	10.6

Total operating expenses		25,325	29.1		35,240	35.6		40,452	45.6

Income from operations		43,610	50.1		44,728	45.1		27,459	30.9
Non-operating income/(expenses)
Interest income		5,294	6.0		6,810	6.9		6,318	7.1
Interest expense		—	—		(1,452)	(1.5)		(739)	(0.8)
Gain/(loss) from forward contracts		—	—		404	0.4		(690)	(0.8)
Impairment loss on long-term investments		(5,000)	(5.7)		—	—		(4,487)	(5.1)
Other (expense)/income		(92)	(0.1)		594	0.6		549	0.6

Income before income taxes		43,812	50.3		51,084	51.5		28,410	32.0

Income tax expense		10,250	11.7		9,762	9.8		22,232	25.1
Net income before income/(loss) from equity method investments		33,562	38.6		41,322	41.7		6,178	7.0

Loss from equity method investments, net of income taxes		(151)	(0.2)		(1,052)	(1.1)		(640)	(0.7)

Net income		33,411	38.4		40,270	40.6		5,538	6.2

Net loss attributable to noncontrolling interest		10	0.0		730	0.8		1,389	1.6

Net income attributable to holders of ordinary shares	US$	33,421	38.4%	US$	41,000	41.4%	US$	6,927	7.8%

(1)	Share-based compensation charges incurred during the period related to:

	For the years ended December 31,
	2010			2011			2012
	Amount		% of Net Revenues	Amount		% of Net Revenues	Amount		% of Net Revenues
	(In thousands, except percentages)
Cost of revenues	US$	10	0.0%	US$	52	0.1%	US$	5	0.0%
Research and development expenses		393	0.5		1,025	1.0		552	0.6
Selling and marketing expenses		384	0.4		633	0.6		356	0.4
General and administrative expenses	US$	691	0.8%	US$	3,852	3.9%	US$	1,701	1.9%

Comparison of Years Ended December 31, 2012 and December 31, 2011

Revenues. The following table sets forth revenues by sources and the percentage of our total revenues for the periods indicated:

	For the years ended December 31,
	2011			2012
	Amount		% of Total Revenues	Amount		% of Total Revenues
	(In thousands, except percentages)
Products
Smart cards	US$	91,960	91.5%	US$	75,185	83.3%
Other products		3,202	3.2		10,134	11.2

Subtotal		95,162	94.7		85,319	94.5
Services
Head-end system integration		2,562	2.6		2,175	2.5
Head-end system development		736	0.7		987	1.1
Licensing income		1,328	1.3		1,246	1.4
Royalty income		742	0.7		382	0.4
Other services		10	0.0		135	0.1

Subtotal		5,378	5.3		4,925	5.5

Total revenues	US$	100,540	100.0%	US$	90,244	100.0%

Our total revenues decreased by 10.2% from US$100.5 million in 2011 to US$90.2 million in 2012, reflecting a decrease in the revenue from the sales of our products.

Revenues from the sales of our products decreased by 10.3% from US$95.2 million in 2011 to US$85.3 million in 2012, principally as a result of a decrease in the shipment volume of smart cards coupled with a decline of 2.5% in the average selling price, or the ASP, of smart cards, which was partially offset by an increase in the sales of other products, such as surface mounted device chips and multimedia home entertainment boxes. The decrease in the shipment volume of smart cards in 2012 reflected a reduction in market demand as a result of the provincial-level cable network consolidation and the cable television digitalization process in China. The increase in the sales of other products was primarily attributable to an increase in the sales of surface mounted device chips.

Revenues from the sales of our services decreased by 8.4% from US$5.4 million in 2011 to US$4.9 million in 2012, largely due to decreases in revenues from royalty income and head-end system integration, which were principally attributable to deeper discounts we offered to our customers in light of the intense market competition.

Net Revenues. Our net revenues decreased by 10.4% from US$99.1 million in 2011 to US$88.7 million in 2012.

Cost of Revenues. The following table sets forth cost of revenues by sources of revenues by amount and as a percentage of net revenues for the periods indicated:

	Years ended December 31,
	2011			2012
	Amount		% of Net Revenues	Amount		% of Net Revenues
	(In thousands, except percentages)
Products	US$	16,100	16.2%	US$	16,880	19.0%
Services		3,027	3.1		3,952	4.5

Total cost of revenues	US$	19,127	19.3%	US$	20,832	23.5%

Cost of revenues increased by 8.9% to US$20.8 million in 2012 from US$19.1 million in 2011, primarily reflecting an increase in costs relating to our services, and, to a lesser extent, an increase in costs relating to our products. Cost of revenues relating to our products increased by 4.8% to US$16.9 million in 2012 from US$16.1 million in 2011, principally due to an increase in the cost of sales of other products, which was partially offset by a decrease in the cost of sales of smart cards. Cost of revenues relating to our services increased by 30.6% to US$4.0 million in 2012 from US$3.0 million in 2011, mainly due to an increase in the cost of head-end system integration.

Gross Profit and Gross Margin. Gross profit decreased by 15.1% from US$80.0 million in 2011 to US$67.9 million in 2012. Our gross margin decreased from 80.7% in 2011 to 76.5% in 2012, principally as a result of a decrease in the ASP of smart cards, coupled with a decrease in smart card sales and an increase in the sales of other products, which have lower gross margins than smart cards.

Operating Expenses. Our operating expenses increased by 14.8% to US$40.5 million in 2012 from US$35.2 million in 2011. This increase largely reflected increases in research and development expenses and sales and marketing expenses. Operating expenses, as a percentage of net revenues, increased to 45.6% in 2012 from 35.6% in 2011. We expect operating expenses will increase as we continue to increase our spending on the research and development and commercialization of our new solutions and products.

Research and Development Expenses. Our research and development expenses increased by 32.4% to US$17.4 million in 2012 from US$13.1 million in 2011. This increase was primarily due to an increase in office rental and personnel related expenses resulting from an increase in the number of our research and development staff, which was partially offset by a decrease in share-based compensation expenses. Our research and development expenses, as a percentage of net revenues, increased to 19.6% in 2012 from 13.3% in 2011.

Selling and Marketing Expenses. Our selling and marketing expenses increased by 9.9% to US$13.6 million in 2012 from US$12.4 million in 2011. This increase was mainly attributable to an increase in personnel related expenses resulting from an increase in the number of our sales and marketing staff. Our selling and marketing expenses, as a percentage of net revenues, increased to 15.3% in 2012 from 12.5% in 2011.

General and Administrative Expenses. Our general and administrative expenses decreased by 2.9% to US$9.4 million in 2012 from US$9.7 million in 2011, primarily reflecting a decrease in share-based compensation expenses.

Income from Operations. As a result of the foregoing, our income from operations decreased by 38.6% from US$44.7 million in 2011 to US$27.5 million in 2012.

Non-Operating Income (Expenses). We had non-operating income of US$1.0 million in 2012 compared to US$6.4 million in 2011. Our non-operating income in 2012 primarily consisted of interest income of US$6.3 million and other income of US$0.6 million, which was partially offset by an impairment loss on long-term investments of US$4.5 million, interest expenses of US$0.7 million and loss from foreign currency forward contracts of US$0.7 million. Our interest income decreased by 7.2% from US$6.8 million in 2011 to US$6.3 million in 2012, primarily due to a decrease in the average balance of our bank deposits. In 2012, we fully accrued an impairment charge of US$4.5 million related to our investment in 3DiJoy based on the fair value of 3DiJoy we estimated with the assistance of a third party valuation firm, as we had doubts regarding 3DiJoy’s ability to operate as a going concern given that it had been experiencing financial difficulties and had failed to obtain new capital funding from its shareholders or otherwise. To facilitate the payment of the special cash dividend declared in November 2010, we entered into foreign currency forward contracts in April and May 2011, which met the definition of derivatives and were measured at fair value. The change in the forward rate for U.S. dollar against the Renminbi from the last date of each year to the expiration dates of the foreign currency forward contracts was recognized as gain or loss from foreign currency forward contracts. We also incurred interest expenses of US$1.5 million and US$0.7 million in 2011 and 2012, respectively, as we borrowed short-term loans in connection with the above-mentioned foreign currency forward contracts.

Income Tax Expenses. Our income tax expenses increased from US$9.8 million in 2011 to US$22.2 million in 2012. The increase in our income tax expenses was primarily due to (i) a US$9.3 million withholding tax in connection with the repatriation of dividends outside of the PRC in 2012 and (ii) the accrual of a US$4.8 million deferred tax liability related to the undistributed retained earnings of our PRC subsidiary as a result of our decision in 2012 to distribute the undistributed retained earnings of our PRC subsidiary, which was partially offset by a decrease in taxable income.

Income/(Loss) from Equity Method Investments, Net of Income Taxes. Our loss from equity method investments decreased from US$1.1 million in 2011 to US$0.6 million in 2012. The decrease was mainly due to a gain from our equity method investment in Guangzhou Rujia, which was partially offset by the loss from our equity method investments in Xinghe Union and Shibo Movie.

Net Loss Attributable to Noncontrolling Interest. Net loss attributable to noncontrolling interest increased from US$0.7 million in 2011 to US$1.4 million in 2012. Net loss attributable to noncontrolling interest represents the proportional share of net loss of our consolidated, but not wholly-owned, subsidiaries that are attributable to the other shareholders of such subsidiaries. The change was primarily due to the loss of our majority-owned subsidiaries, in particular, Joysee and Cyber Cloud.

Net Income Attributable to Holders of Ordinary Shares. As a result of the foregoing, net income attributable to holders of ordinary shares decreased by 83.1% from US$41.0 million in 2011 to US$6.9 million in 2012. Our basic and diluted earnings per ordinary share in 2012 were US$0.12 and US$0.12, respectively.

Comparison of Years Ended December 31, 2011 and December 31, 2010

Revenues. The following table sets forth revenues by sources and the percentage of our total revenues for the periods indicated:

	For the years ended December 31,
	2010			2011
	Amount		% of Total Revenues	Amount		% of Total Revenues
	(In thousands, except percentages)
Products
Smart cards	US$	82,153	93.6%	US$	91,960	91.5%
Other products		365	0.4		3,202	3.2

Subtotal		82,518	94.0		95,162	94.7
Services
Head-end system integration		2,399	2.7		2,562	2.6
Head-end system development		595	0.7		736	0.7
Licensing income		1,565	1.8		1,328	1.3
Royalty income		662	0.8		742	0.7
Other services		4	0.0		10	0.0

Subtotal		5,225	6.0		5,378	5.3

Total revenues	US$	87,743	100.0%	US$	100,540	100.0%

Our total revenues increased by 14.6% to US$100.5 million in 2011 from US$87.7 million in 2010, reflecting an increase in the revenue from the sales of our products.

Revenues from the sales of our products increased by 15.3% to US$95.2 million in 2011 from US$82.5 million in 2010, principally as a result of a significant increase in the shipment volume of smart cards and other related products, such as integrated chips and surface mounted device chips, which was partially offset by a decline of 1.0% in the ASP of smart cards.

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

Non-Operating Income (Expenses). We had non-operating income of US$6.4 million in 2011 compared to US$0.2 million in 2010. Our non-operating income in 2011 primarily consisted of interest income of US$6.8 million, gain from foreign currency forward contracts of US$0.4 million and other income of US$0.6 million, which was partially offset by interest expenses of US$1.5 million. Our interest income increased by 28.6% to US$6.8 million in 2011 from US$5.3 million in 2010, principally as a result of the increase in both the average balance of our bank deposits and the average interest rates. To facilitate the payment of the special cash dividend declared in November 2010, we entered into foreign currency forward contracts in April and May 2011, which met the definition of derivatives and were measured at fair value. The change in the forward rate for U.S. dollar against the Renminbi from the last date of each year to the expiration dates of the foreign currency forward contracts was recognized as gain from foreign currency forward contracts. In 2011, we also incurred interest expenses of US$1.5 million as we borrowed short-term loans in connection with the above-mentioned foreign currency forward contracts. In 2010, we incurred a US$5.0 million impairment charge as we wrote off our entire investment in OpenV.

Income Tax Expenses. Our income tax expenses decreased by 4.8% from US$10.3 million in 2010 to US$9.8 million in 2011. While our income tax expenses in 2010 reflected a US$5.4 million withholding tax in connection with the repatriation of dividends outside of the PRC, we generated higher taxable income and had less tax exemptions in 2011.

Income/(Loss) from Equity Method Investments, Net of Income Taxes. Our loss from equity method investments increased from US$0.2 million in 2010 to US$1.1 million in 2011. The change was mainly as a result of the increased loss from our equity method investments in 3DiJoy and Guangzhou Rujia.

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

Net Income Attributable to Holders of Ordinary Shares. As a result of the foregoing, net income attributable to holders of ordinary shares increased by 22.7% to US$41.0 million in 2011 from US$33.4 million in 2010. Our basic and diluted earnings per ordinary share in 2011 were US$0.70 and US$0.69, respectively.

B. Liquidity and Capital Resources

Liquidity

	For the years ended December 31,
	2010		2011		2012
	(In thousands)
Cash and cash equivalents	US$	148,944	US$	201,557	US$	130,697
Net cash provided by operating activities		32,573		37,685		20,897
Net cash provided by investing activities		19,626		18,011		55,025
Net cash used in financing activities	US$	(39,033)	US$	(15,048)	US$	(147,214)

Operating Activities. Net cash provided by operating activities was US$20.9 million in 2012, which was primarily derived from our net income of US$5.5 million, adjusted to reflect the adding back of US$4.5 million in impairment loss on long-term investments, US$2.6 million share-based compensation charges, a US$4.2 million increase in deferred income taxes, a US$2.8 million increase in accrued expenses and other current liabilities and a US$2.0 million increase in government subsidies. Cash provided by operating activities in 2012 was partially offset by a US$3.1 million increase in accounts receivable and a US$2.0 million increase in inventories.

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

Investing Activities. Net cash provided by investing activities was US$55.0 million in 2012, primarily consisting of the release of US$55.5 million bank deposits pledged as security for the short-term loans we borrowed in 2011 in connection with the foreign currency forward contracts, which was partially offset by an aggregate of US$1.6 million in connection with our investments in Shibo Movie and Xinghe Union in 2012.

Net cash provided by investing activities was US$18.0 million in 2011, primarily consisting of a withdrawal of US$41.7 million from our bank deposits maturing over three months, an aggregate of US$26.6 million in proceeds from the disposal of held-to-maturity corporate and PRC government bonds and a US$6.8 million from refund of deposit for investment in Cyber Cloud, which was partially offset by (i) US$55.5 million bank deposits pledged as security for the short-term loans we borrowed in 2011 in connection with the foreign currency forward contracts and (ii) a US$2.0 million decrease in cash as a result of de-consolidating Dongguan SuperTV following its cessation to be a subsidiary in 2011 due to the disposition of our equity ownership in Dongguan.

Net cash provided by investing activities was US$19.6 million in 2010, primarily consisting of an aggregate of US$37.8 million in proceeds from held to maturity corporate and PRC government bonds, a withdrawal of US$25.0 million from our bank deposits maturing over three months, interest income of US$1.4 million from held-to-maturity investments, which was partially offset by an aggregate of US$24.8 million used to purchase additional corporate and government bonds, an aggregate of US$13.5 million used in long term investment and US$6.8 million used in prepaid investment.

Financing Activities. Net cash used in financing activities was US$147.2 million in 2012, primarily reflecting a US$92.1 million special cash dividend paid to our shareholders and the repayment of short-term loans in an aggregate principal amount of US$55.2 million that we borrowed in 2011 in connection with the foreign currency forward contracts.

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

According to the revised PRC Company Law, which took effect on January 1, 2006, our subsidiaries and variable interest entities in the PRC are required to make appropriations to the statutory surplus reserve which are still required to be made at the rate of 10% of profits after tax as determined under PRC GAAP until the balance of such reserve fund reaches 50% of the entities’ registered capital.

Our subsidiaries and our variable interest entities in the PRC may, upon a resolution passed by their respective shareholders, convert the statutory surplus reserve into capital. The statutory reserve represents appropriations of retained earnings determined according to PRC law and may not be distributed. There were no appropriations to reserves other than to those of our subsidiaries and our variable interest entity in the PRC during any of the periods presented. However, as a result of these laws, approximately US$17.7 million and US$17.9 million of our retained earnings were not available for distribution as of December 31, 2011 and December 31, 2012, respectively.

As a holding company, our ability to pay dividends and other cash distributions to our shareholders depends in part upon dividends and other distributions paid to us by our PRC subsidiary, Super TV. The amount of dividends paid by Super TV to us primarily depends on the service fees paid to Super TV from N-S Digital TV, and, to a lesser degree, Super TV’s retained earnings. As of December 31, 2011 and 2012, the total amount of service fees payable to Super TV from N-S Digital TV under the contractual agreements was US$6.0 million and US$23.5 million, respectively. Conducting our operations through contractual arrangements with N-S Digital TV entails a risk that we may lose the power to direct the activities that most significantly affect the economic performance of N-S Digital TV, which may result in our being unable to consolidate its financial results with our results and may impair our access to its cash flow from operations and thereby reduce our liquidity. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure” for more information.

In 2010, 2011 and 2012, N-S Digital TV and its subsidiaries in aggregate contributed 91.4%, 93.1% and 89.0%, respectively, of our total net revenues. Our operations not conducted through contractual arrangements with N-S Digital TV primarily consist of the sales of multimedia home entertainment boxes and cloud computing technology-based services, accounting for 8.6%, 6.9% and 11.0% of our total net revenues in 2010, 2011 and 2012, respectively. As of December 31, 2011 and 2012, N-S Digital TV and its subsidiaries accounted for an aggregate of 16.9% and 31.6%, respectively, of our total assets, and 10.6% and 11.8%, respectively, of our total liabilities. The assets not associated with N-S Digital TV primarily consist of cash and cash equivalents, equity method investments, and property and equipment.

Capital Expenditures

In 2010, 2011 and 2012, our capital expenditures totaled US$20.9 million, US$0.7 million and US$2.4 million, respectively. Our capital expenditures in 2012 primarily consisted of US$1.6 million in long-term investment and US$0.8 million used to purchase computers and other electronic equipment.

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

D. Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2010 to December 31, 2012 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

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

F. Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations as of December 31, 2012:

	Contractual Obligations
	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years	Total
	(In thousands)
Operating lease obligations(1)	1,208	315	—	—	1,523
Purchase obligations	351	—	—	—	351

Total	1,559	315	—	—	1,874

(1)	Operating leases generally relate to the lease of our office premises.

Item 6.	Directors, Senior Management and Employees

A. Directors and Senior Management

Our board of directors consists of seven directors, including four independent directors. The following table sets forth certain information concerning our directors and executive officers as of April 15, 2013.

Name	Age	Position
Jianhua ZHU	43	Chairman and Chief Executive Officer
Zengxiang LU	42	Director
James Hsiang Ming HO	53	Director
Jianyue PAN	45	Independent Director
Eric Zhe XU	37	Independent Director
Chaoyang XIA	43	Independent Director
Songzuo XIANG	48	Independent Director
Zhenwen LIANG	39	Chief Financial Officer
Dong LI	41	President and Chief Marketing Officer
Tianxing WANG	44	Chief Technology Officer
Huiqing CHEN	40	Chief Administrative Officer

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

James Hsiang Ming HO has been a director of our company since November 2006. Mr. Ho is a vice president of Capital International, Inc., responsible for private equity in Asia. Prior to joining Capital International, Inc. in 1996, Mr. Ho was vice president of global equity investments at the Bank of America in Hong Kong. Mr. Ho was formerly a director of Pacific Textiles Holdings, Ltd., a Hong-Kong listed company, Renhe Commercial Holdings Company Limited, also a Hong Kong-listed company, and On*Media Corporation, a South Korea-listed company. He received a bachelor’s degree in economics from the National Taiwan University and a Master of Business Administration degree from the Wharton School of Business at the University of Pennsylvania.

Jianyue PAN has been an independent director of our company since December 2010. Mr. Pan serves as the global vice president and Asia Pacific president of Synopsys, Inc, a worldwide leading company in electronic design automation software and IP for semiconductor design. Since 1995, Mr. Pan has held different positions at Synopsys, including China chief representative and director of China sales. Prior to Synopsys, Mr. Pan held sales and management roles in Mentor Graphics, a U.S.-based company. Prior to that, he held research and development roles in the Chinese Academy of Sciences. Prior to March 2011, Mr. Pan was an independent director of Beijing Lanxum Technology Co. Ltd., a Chinese A-share listed company. Mr. Pan holds a master’s degree and a bachelor’s degree in engineering from Tsinghua University in Beijing, and an Executive Master of Business Administration degree from China-Europe International Business School.

Eric Zhe XU has been an independent director of our company since December 2012. Mr. Xu is a Chartered Financial Analyst and currently serves as a managing director for the China Aerospace Industry Investment Fund. From October 2005 to October 2010, Mr. Xu served as a principal at SAIF Partners and, prior to that, as a consultant at Boston Consulting Group and an associate at A.T. Kearney Inc. Mr. Xu holds a Master of Business Administration degree from Harvard Business School and a bachelor’s degree in economics from Peking University.

Chaoyang XIA has been an independent director of our company since March 2010. Dr. Xia is a founding partner of Tianjin Ivy Investment Management Center (Limited Partnership), a venture capital and growth equity firm in China. He is also a founding partner of Shanghai Ivy Investment Management Center (Limited Partnership). He has been chairman of Benxian Investment (Beijing) Ltd. since May 2008 and an independent director of Tellhow Sci-Tech Co., Ltd., a company listed on the Shanghai Stock Exchange, since September 2012. He also served as a director of China Newstar Energy Co., Ltd. from 2009 to 2012. From 2001 to 2008, he was chief financial officer and senior vice president of CapitalBio Corporation, a leading biochip company in the PRC. Before joining CapitalBio Corporation, Dr. Xia served as a General Manager of the Investment Department of Tsinghua Tongfang Co., Ltd., a technology company listed on the Shanghai Stock Exchange. Prior to that, Dr. Xia was a deputy general manager of the Investment Banking Division of CITIC Securities Company Limited. Dr. Xia holds a doctorate degree in engineering, a bachelor’s degree in engineering and a bachelor’s degree in economics, all from Tsinghua University.

Songzuo XIANG has been an independent director of our company since September 2008. Dr. Xiang is the editor-in-chief of the Global Business & Finance magazine, a Chinese business publication sponsored by the Development Research Center of the State Council. He has also been appointed as the chief economist of the Agricultural Bank of China Limited since March 2012. Dr. Xiang is currently a director of AirMedia Group Inc., a company listed on the Nasdaq Global Market. Dr. Xiang was also a director of Hurray! Solutions Ltd. from 2000 to 2009 and its chief executive officer from March to October 2009, respectively. From 1995 to 1998, Dr. Xiang was deputy director of the Fund Planning Department at the Shenzhen branch office of the People’s Bank of China. Dr. Xiang holds a master’s degree in international affairs from Columbia University, a doctorate degree and a master’s degree in economics from Renmin University of China and a bachelor’s degree in mechanical engineering from Huazhong University of Science and Technology.

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

Tianxing WANG has served as the chief technology officer of our company since September 2012. Mr. Wang has served as our chief scientist since 2007. From 1998 to 2007 he served as our director of software technology, overseeing the design and development of our CA products. Mr. Wang holds a master’s degree and a bachelor’s degree in computer science and technology from Tsinghua University.

Huiqing CHEN has served as the chief administrative officer of our company since our establishment in 2004, and is responsible for administrative affairs and human resources management. From 1998 until 2004, she was manager of the general manager’s office at N-T Information Engineering. Ms. Chen holds a master’s degree in biochemical engineering from Tsinghua University.

Each of James Hsiang Ming HO and Chaoyang XIA was re-elected as a director at our annual general meeting of shareholders held on December 21, 2012. Ching Wah Ng, formerly an independent director, resigned from our board of directors on December 31, 2012 due to personal reasons. On the same date, Eric Zhe Xu was appointed as an independent director.

There is no family relationship among any of our directors or executive officers. There is no shareholding qualification for directors.

B. Compensation of Directors and Senior Officers

Our executive officers receive compensation in the form of salaries, annual bonuses and share options. Some of our current and former directors have received compensation in the form of share options. We do not provide any benefits to our non-executive directors upon retirement. In 2012, the aggregate cash compensation to our directors and executive officers was US$1.3 million.

Share Options

Our Amended and Restated China Digital TV Holding Co., Ltd. 2005 Stock Incentive Plan, or the 2005 Stock Incentive Plan, China Digital TV Holding Co., Ltd. 2008 Stock Incentive Plan, or the 2008 Stock Incentive Plan, China Digital TV Holding Co., Ltd. 2010 Stock Incentive Plan, or the 2010 Stock Incentive Plan, and China Digital TV Holding Co., Ltd. 2012 Stock Incentive Plan, or the 2012 Stock Incentive Plan, are intended to provide incentives to our directors, officers and employees as well as consultants and advisers of our company and its present or future parent company or subsidiaries, or the related corporations.

The 2005 Stock Incentive Plan

The 2005 Stock Incentive Plan was adopted by the board of directors of CDTV BVI on February 3, 2005 and the Amended and Restated 2005 Stock Incentive Plan was adopted by our board of directors and approved by our shareholders on September 13, 2007 to amend and restate the 2005 Stock Incentive Plan. In 2005, CDTV BVI was the ultimate holding company of our business. As a result of our restructuring in May 2007, CDTV BVI became our wholly-owned subsidiary and the options already granted under the 2005 Stock Incentive Plan were converted to options for the ordinary shares of our company. Pursuant to the 2005 Stock Incentive Plan, we may issue share options, stock appreciation rights, share bonuses, restricted shares, performance shares, share units, phantom shares, dividend equivalents or similar rights to purchase or acquire shares.

We reserved a total of 4,444,440 ordinary shares for issuance under the 2005 Stock Incentive Plan, subject to any adjustments as contemplated by the plan. We granted share options to purchase 3,067,498, 47,918, 543,674, 620,212 and 53,280 ordinary shares pursuant to the 2005 Stock Incentive Plan on February 3, 2005, April 13, 2006, September 22, 2006, December 5, 2006 and October 5, 2008, respectively. On November 19, 2010, the number of ordinary shares reserved for issuance under the 2005 Stock Incentive Plan was cancelled to the extent the corresponding options had not been awarded as of that date. Options to purchase 20,809 ordinary shares remained outstanding as of March 31, 2013 under the 2005 Stock Incentive Plan.

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

We reserved a total of 1,200,000 ordinary shares for issuance under the 2008 Stock Incentive Plan, subject to any adjustments as contemplated by the plan. The plan also provides for an annual increase, beginning in 2009, in the number of ordinary shares that may be delivered pursuant to awards under the plan, totaling 2% of our issued and outstanding shares as of the first business day of the relevant calendar year. The maximum number of shares subject to awards that may be granted during any single calendar year is such number as equals 2% of our issued and outstanding shares as of the first business day of that calendar year. We granted share options to purchase 406,776, 357,548, 42,880 and 50,000 ordinary shares on October 5, 2008, June 2, 2009, February 10, 2010 and November 15, 2010, respectively. On November 19, 2010, the number of ordinary shares that had been reserved for issuance under the 2008 Stock Incentive Plan was cancelled to the extent the corresponding options had not been awarded as of that date. Options to purchase 589,478 ordinary shares remained outstanding as of March 31, 2013 under the 2008 Stock Incentive Plan.

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

2010 Stock Incentive Plan

The 2010 Stock Incentive Plan was adopted by our board of directors on November 19, 2010. Pursuant to the 2010 Stock Incentive Plan, we may issue share options, share appreciation rights, share bonuses, restricted shares, performance shares, share units, phantom shares, dividend equivalents or similar rights to purchase or acquire shares.

We reserved a total of 3,600,000 ordinary shares for issuance under the 2010 Stock Incentive Plan, subject to adjustments as contemplated by the plan. We granted share options to purchase 1,000,000, 1,600,000, 700,000 and 300,000 ordinary shares on November 19, 2010, May 16, 2011, September 30, 2011 and November 19, 2011, respectively. Options to purchase 3,504,675 ordinary shares remained outstanding as of March 31, 2013 under the 2010 Stock Incentive Plan.

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

2012 Stock Incentive Plan

The 2012 Stock Incentive Plan was adopted by our board of directors on May 1, 2012. Pursuant to the 2012 Stock Incentive Plan, we may issue share options, share appreciation rights, share bonuses, restricted shares, performance shares, share units, phantom shares, dividend equivalents or similar rights to purchase or acquire shares.

We reserved a total of 1,200,000 ordinary shares for issuance under the 2012 Stock Incentive Plan, subject to adjustments as contemplated by the plan. We granted share options to purchase 1,200,000 ordinary shares on January 8, 2013. Options to purchase 1,188,979 ordinary shares remained outstanding as of March 31, 2013 under the 2012 Stock Incentive Plan.

With respect to the share options that we granted on January 8, 2013, the vesting schedule is as follows: 25% vest on January 8, 2013, and the remaining 75% vest in 36 substantially equal monthly installments, beginning on February 28, 2013 and then on the last day of the month following thereafter. The exercise price is US$1.18 per share.

The 2005, 2008, 2010 and 2012 Stock Incentive Plans

Our board of directors administers the 2005 and 2008 Stock Incentive Plans and Jianhua Zhu administers the 2010 and 2012 Stock Incentive Plans. The administrator of each plan has wide discretion in determining who will receive awards, the type and timing of awards, the vesting schedule and other terms and conditions of the awards, including the exercise price of share option grants. Generally, if an outstanding share option grant made under the plans has not vested by the date of termination of the recipient’s employment with us, no further installments of the recipient’s grant will become exercisable following the date of termination of employment, and the recipient will have 30 days from such date to exercise any share options that had already vested but not yet been exercised. If any ordinary shares subject to a restricted share award remain subject to restrictions by the date of termination of employment, no additional ordinary shares will vest following the date of termination of employment.

Our board of directors may amend or terminate the 2005, 2008, 2010 and 2012 Stock Incentive Plans at any time; provided, however, that our board of directors must seek the recipients’ approval with respect to any amendment or termination that would adversely affect the rights of such recipients under any award already made. Without further action by our board of directors, the 2005, 2008, 2010 and 2012 Stock Incentive Plans will terminate on February 2, 2015, September 12, 2017, November 18, 2020 and April 30, 2022, respectively.

In addition to the options granted pursuant to the 2005, 2008, 2010 and 2012 Stock Incentive Plans, on May 15, 2007, we granted options to purchase 40,000 ordinary shares to Louis T. Hsieh, who became an independent director of our company upon the completion of our initial public offering, at an exercise price of US$4.172 per share. Mr. Hsieh retired from our board of directors in December 2009, following which 33,889 of his options were exercised with the remainder being forfeited.

On November 19, 2010, our board of directors approved an adjustment to the exercise price of all options granted prior to, but remained outstanding as of December 23, 2010 under the 2005 Stock Incentive Plan, the 2008 Stock Incentive Plan and the 2010 Stock Incentive Plan, or the Adjusted Options. The per share exercise price of all Adjusted Options with a per share exercise price higher than US$2.00 was reduced by US$2.00 on December 23, 2010, and the per share exercise price of all Adjusted Options with a per share exercise price no more than US$2.00 was reduced to US$0.01. Our board of directors also resolved that if any future dividend is declared, the per share exercise price of all options granted prior to and outstanding as of the date of record of such dividend shall be reduced by an amount equal to the dividend payable on each ordinary shares, provided that the per share exercise price after adjustment shall not be less than US$0.01. Due to special cash dividends of US$0.56 and US$2.30 per ordinary share declared in May 2011 and November 2012, respectively, the per share exercise prices of all of the options granted prior to and remaining outstanding as of June 20, 2011 and those as of November 26, 2012, the record dates, were reduced by US$0.56 and US$2.30 pursuant to such resolution of our board of directors referenced above, respectively, provided that the per share exercise prices after adjustment shall not be less than US$0.01.

The following table sets forth information on share options that have been granted and were outstanding as of March 31, 2013 pursuant to the 2005, 2008, 2010 and 2012 Stock Incentive Plan:

	Number of Ordinary Shares Underlying Outstanding Options	Exercise Price per Ordinary Share**		Date of Grant	Date of Expiration

Directors and Executive Officers

Jianhua ZHU	1,150,000	US$ US$	2.04 1.18	November 19, 2010 January 8, 2013	November 19, 2020 January 7, 2023

Zengxiang LU	1,150,000	US$ US$	2.04 1.18	May 16, 2011 January 8, 2013	May 15, 2021 January 7, 2023

Zhenwen LIANG	*	US$ US$	2.04 1.18	September 30, 2011 January 8, 2013	September 29, 2021 January 7, 2023

Dong LI	*	US$	4.23	June 2, 2009	June 1, 2019
		US$	3.03	October 5, 2008	October 4, 2018
		US$ US$	2.04 1.18	September 30, 2011 January 8, 2013	September 29, 2021 January 7, 2023

Tianxing WANG	*	US$	4.23	June 2, 2009	June 1, 2019
		US$	3.03	October 5, 2008	October 4, 2018
		US$ US$ US$	2.04 2.04 1.18	May 16, 2011 November 19, 2011 January 8, 2013	May 15, 2021 November 18, 2021 January 7, 2023

Huiqing CHEN	*	US$	4.23	June 2, 2009	June 1, 2019
		US$	3.03	October 5, 2008	October 4, 2018
		US$ US$	2.04 1.18	September 30, 2011 January 8, 2013	September 29, 2021 January 7, 2023

Other Grantees

Other grantees as a group (comprising 157 individuals)	2,071,060		—	—	—

*	The number of ordinary shares underlying the outstanding options held by each of the officers represents less than 1% of our ordinary shares.
**	The exercise price per Ordinary Share has reflected the impact of the exercise price modifications in December 2010, June 2011 and November 2012, respectively.

C. Board Practices

General

The functions and powers of our board of directors include, among others:

•	convening shareholders’ annual general meetings and reporting its work to shareholders at such meetings;

•	implementing shareholders’ resolutions;

•	determining our business plans and investment proposals;

•	declaring dividends and distributions;

•	exercising the borrowing powers of our company and mortgaging the property of our company;

•	approving the transfer of shares of our company, including the registering of such shares in our share register; and

•	exercising any other powers conferred by the shareholders’ meetings or under our Second Amended and Restated Memorandum and Articles of Association.

Terms of Directors

Our Second Amended and Restated Memorandum and Articles of Association provide for three classes of directors, each with three-year terms. The term of the Class I directors, who are Dr. Zengxiang Lu and Jianhua Zhu, will expire upon the annual general meeting of shareholders to be held in 2014; the term of the Class II directors, who are James Hsiang Ming Ho and Dr. Chaoyang Xia, will expire upon the annual general meeting of shareholders to be held in 2015; and the term of the Class III directors, who are Jianyue Pan, Songzuo Xiang and Eric Zhe Xu, will expire upon the annual general meeting of shareholders to be held in 2013.

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

Compensation Committee

Our compensation committee currently consists of Songzuo Xiang and Chaoyang Xia, and has a formal written charter that sets forth its duties and powers. Our compensation committee assists the board in reviewing and approving our compensation structure, including all forms of compensation relating to our directors and executive officers, and administering our stock incentive plans.

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

The following table sets forth certain information with respect to the directors, officers and each of the persons known to us who own beneficially 5% or more of our ordinary shares as of March 31, 2013 unless otherwise indicated. The number of ordinary shares outstanding in calculating the percentages for each listed person includes the ordinary shares underlying share options held by such person. The percentage of beneficial ownership of each listed person is based on 59,101,566 ordinary shares outstanding (excluding the 421,526 ordinary shares that were issued and held for the Company’s account in preparation for exercise of share options by option holders under our employee stock incentive plans), as well as the ordinary shares underlying share options exercisable by such person within 60 days of March 31, 2013.

	Shares beneficially owned
	Number	Percent
Directors and Executive Officers
Jianhua ZHU(1)	3,501,746	5.9%
Zengxiang LU(2)	3,501,746	5.9%
James Hsiang Ming HO	—	—
Jianyue PAN	*	*
Songzuo XIANG	—	—
Chaoyang XIA	—	—
Eric Zhe XU	—	—
Zhenwen LIANG(3)	**	**
Dong LI(4)	**	**
Tianxing WANG(5)	**	**
Huiqing CHEN(6)	**	**

Directors and executive officers as a group(7)	8,232,223	13.8%

Principal Shareholders
Yuk Shing WONG(8)	4,396,832	7.4%
Capital Funds(9)	12,000,000	20.3%
SAIF(10)	11,885,820	20.1%

*	Beneficially owns less than 1% of our ordinary shares.
**	Upon exercise of all share options exercisable within 60 days of March 31, 2013, would beneficially own less than 1% of our ordinary shares.

(1)	Represents: (i) the 2,663,393 ordinary shares held by Smart Live Group Limited, which is wholly owned by Jianhua Zhu; (ii) the 326,704 ordinary shares held by China Cast Investment Holdings Limited, or China Cast; and (iii) the 675,001 ordinary shares issuable upon exercise of options held by Mr. Zhu that are exercisable within 60 days of March 31, 2013. Mr. Zhu, together with Dr. Zengxiang Lu, exercises investment and voting powers over these shares held by China Cast. Mr. Zhu owns 50% of the equity interest of China Cast and disclaims beneficial ownership of those shares held by China Cast except to the extent of his pecuniary interest therein.
(2)	Represents: (i) the 2,663,393 ordinary shares held by Polar Light Group Limited, which is wholly owned by Dr. Zengxiang Lu; (ii) the 326,704 ordinary shares held by China Cast; and (iii) the 675,001 ordinary shares issuable upon exercise of options held by Dr. Lu that are exercisable within 60 days of March 31, 2013. Dr. Lu, together with Jianhua Zhu, exercises investment and voting powers over these shares held by China Cast. Dr. Lu owns 50% of the equity interest of China Cast and disclaims beneficial ownership of those shares held by China Cast except to the extent of his pecuniary interest therein.
(3)	Represents the sum of ordinary shares owned by Mr. Liang and ordinary shares issuable upon exercise of options held by Mr. Liang.
(4)	Represents the sum of ordinary shares owned by Mr. Li and ordinary shares issuable upon exercise of options held by Mr. Li.
(5)	Represents the sum of ordinary shares owned by Mr. Wang and ordinary shares issuable upon exercise of options held by Mr. Wang.
(6)	Represents the sum of ordinary shares owned by Ms. Chen and ordinary shares issuable upon exercise of options held by Ms. Chen.
(7)	Represents 100% of the 326,704 ordinary shares held by China Cast (Jianhua Zhu and Dr. Zengxiang Lu jointly exercise investment and voting powers over the shares held by China Cast), ordinary shares held by Mr. Zhu (other than those ordinary shares held through China Cast), Dr. Lu (other than those ordinary shares held through China Cast), Mr. Liang, Mr. Li, Mr. Wang, Ms. Chen and Mr. Pan and ordinary shares issuable upon exercise of options held by Mr. Zhu, Dr. Lu, Mr. Liang, Mr. Li, Mr. Wang and Ms. Chen.
(8)	Represents the sum of ADSs owned by Yuk Shing Wong.
(9)	Includes 11,613,600 and 386,400 ordinary shares held by Capital International Private Equity Fund IV, L.P. and CGPE IV, L.P., respectively. Each of Capital International Private Equity Fund IV, L.P. and CGPE IV, L.P. is a limited partnership established in the State of Delaware, United States. The address of each of the Capital Funds is 6455 Irvine Center Drive, Irvine, California 92618, U.S.A. The general partner of Capital International Private Equity Fund IV, L.P. is Capital International Investments IV, L.P. The general partner of Capital International Investments IV, L.P. is Capital International Investments IV, LLC, which is also the general partner of CGPE IV, L.P. Capital International Inc. is the investment manager of Capital International Private Equity Fund IV, L.P. as well as the managing member of Capital International Investments IV, LLC. Capital International, Inc. is a wholly-owned subsidiary of Capital Group International, Inc. and a wholly-owned indirect subsidiary of The Capital Group Companies, Inc.
(10)	Represents the ordinary shares held by SAIF. SAIF is a limited partnership organized in the Cayman Islands and has the following address: c/o Maples and Calder, Ugland House, P.O. Box 309, George Town, Grand Cayman, Cayman Islands. SB Asia Pacific Partners L.P., or the GP, is the sole general partner of SAIF. SB Asia Pacific Investments Limited, or SB Investments, is the sole general partner of the GP. Asia Infrastructure Investments Limited, or Asia Investments, is the sole shareholder of SB Investments. Asia Investments is controlled, in respect of its authority over SB Investments, by SB First Singapore Pte. Ltd., or SB Singapore. SOFTBANK Corporation is the sole shareholder of SB Singapore. Mr. Ronald D. Fisher is the sole director of SB Investments.

Item 7.	Major Shareholders and Related Party Transactions

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

B. Related Party Transactions

Super TV and N-S Digital TV Arrangements

We operate our business in the PRC through N-S Digital TV, a PRC company owned by PRC citizens. We do not own any equity interest in N-S Digital TV. Through Super TV, our indirectly wholly-owned subsidiary in the PRC, we have entered into a series of contractual arrangements with N-S Digital TV and its shareholders, including contracts relating to transfer of assets, supply of smart cards and related software products, provision of equipment and technical support and related services, technology development and licenses, and certain shareholder rights and corporate governance matters. In addition, N-S Digital TV and N-T Information Engineering have entered into certain agreements relating to transfer of assets, assignment of intellectual property rights and equity interests.

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

Technical Support, Smart Cards and Software, Licenses and Equipment

•

Technical Support and Related Services Agreement, dated June 7, 2004 and amended on February 9, 2012, between N-S Digital TV and Super TV. Super TV exclusively provides N-S Digital TV and/or its customers with technical support, technical training, personnel services relating to N-S Digital TV’s marketing activities and services relating to the maintenance and optimization for the products and software of N-S Digital TV’s customers at N-S Digital TV’s request. The fees for such technical support and services are determined at Super TV’s discretion and payable within five days after the delivery of the support and services or at any other time agreed to by the parties. The value of the transactions between N-S Digital TV and Super TV under this agreement was RMB11.2 million (US$1.8 million) in 2012. The term of this agreement is 15 years, which may not be terminated prior to its termination date without Super TV’s written consent. The term of this agreement will be automatically renewed for an additional 15 years upon its termination date, unless written notice has been given by Super TV.

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

The set percentage is determined by Super TV. In 2012, N-S Digital TV paid nil to Super TV under this agreement. The term of the agreement is ten years, which may not be terminated prior to its termination date without Super TV’s written consent. The term of this agreement will be automatically renewed for an additional ten years upon its termination date, unless written notice has been given by Super TV.

•

Products and Software Purchase Agreement, dated June 7, 2004 and amended on February 9, 2012, between N-S Digital TV and Super TV. N-S Digital TV agreed to exclusively purchase from Super TV all the smart cards and related software products required for its CA systems. The purchase price was RMB65 (US$9.5) for each smart card (including related software), which is determined by Super TV and may be adjusted annually by Super TV based on fair market value. The term of the agreement is 15 years, which may not be terminated prior to its termination date without Super TV’s written consent. The term of this agreement will be automatically renewed for another 15 years upon its termination date, unless written notice has been given by Super TV. N-S Digital TV subsequently obtained Super TV’s consent to produce by itself or purchase from a third party smart cards beginning March 2006. The aggregate value of transactions between N-S Digital TV and Super TV under this agreement was RMB332.6 million (US$52.7 million) in 2012.

•

Framework Agreement for Purchase of Computer Chips, dated December 12, 2008, between N-S Digital TV and Super TV. Pursuant to this agreement, N-S Digital TV will purchase computer chips from Super TV, which in turn will source such computer chips from suppliers such as STM and Infineon. The term of this agreement is indefinite and is terminable by agreement between the parties. The aggregate value of transactions between N-S Digital TV and Super TV under this agreement was RMB6.2 million (US$1.0 million) in 2012.

•

Framework Agreement for Sale of Software Products, dated July 14, 2009, between N-S Digital TV and Super TV. Super TV granted N-S Digital TV the exclusive right to sell its software products relating to advertisement editing and CA systems and other software products as agreed by the parties. The amount, price and related fees will be specified by each order provided by N-S Digital TV to Super TV. The agreement has a term of five years and is terminable by Super TV at any time. In 2011, Digital Rights Management, a content protection system for IPTV, was sold under the framework agreement. The aggregate value of transactions between N-S Digital TV and Super TV under this agreement was RMB2.1 million (US$0.3 million) in 2012.

Shareholder Rights and Corporate Governance

Equity Transfer Option Agreement

An equity transfer option agreement was entered into among Super TV, N-T Information Engineering and Li Yang on June 7, 2004, as amended by a supplemental agreement, dated September 1, 2005, among Super TV, N-T Information Engineering, Li Yang and N-S Digital TV, and further amended by a second supplemental agreement, dated August 18, 2007, among Super TV, N-T Information Engineering, Li Yang, N-S Digital TV and Wei Gao, a third supplemental agreement, dated June 20, 2008, among Super TV, N-S Digital TV, N-T Information Engineering, Wei Gao and Junming Wu, a fourth supplemental agreement, dated November 24, 2008, among Super TV, N-S Digital TV, N-T Information Engineering, Junming Wu, Lei Zhang and Shizhou Shen, a fifth supplemental agreement, dated July 11, 2011, among Super TV, N-S Digital TV, Junming Wu, Lei Zhang, Shizhou Shen, Wenjun Wang and Tianxing Wang, and a supplemental agreement, dated February 9, 2012, among Super TV, N-S Digital TV, Wenjun Wang, Tianxing Wang, Lei Zhang and Shizhou Shen, referred to collectively as the Equity Transfer Option Agreement. Pursuant to the Equity Transfer Option Agreement, Wenjun Wang, Tianxing Wang, Lei Zhang and Shizhou Shen, being all the shareholders of N-S Digital TV, jointly grant Super TV an exclusive and irrevocable option to purchase all of their equity interests in N-S Digital TV at any time that Super TV deems fit. Super TV may purchase such equity interests by itself or designate another party to purchase such equity interests. The total consideration for the granting of the option was RMB10 (US$1.5). The exercise price of the option will be determined by Super TV or its designated third party at the time of the exercise, subject to the requirements of the PRC law or approval of relevant authorities with respect to the minimum purchase price and the basis for the determination of the purchase price. Following any exercise of the option, the parties will enter into a definitive equity interest transfer agreement within two days, or any period agreed to among the parties, after a written notice of exercise is delivered. The Equity Transfer Option Agreement does not have a specified term and will remain in effect unless terminated with the written consent of Super TV.

Pursuant to the Equity Transfer Option Agreement, at all times before Super TV acquires 100% of the equity interests in N-S Digital TV, without Super TV’s consent, N-S Digital TV may not (i) amend its organizational documents, increase or reduce its registered capital or otherwise change its capital structure; (ii) sell, transfer, pledge or otherwise dispose of any legal or beneficial interest in any of its assets, business or revenues, or allow the creation of any encumbrance thereon; (iii) engage in any activities that may negatively impact its operations or the value of its assets; or (iv) incur, assume or guarantee any debts except in the ordinary course of business, extend any loan or credit to any person, enter into any material contracts, or engage in any merger or combination with, acquisition of, or make investment in, any other person.

Under the Equity Transfer Option Agreement, Wenjun Wang, Tianxing Wang, Lei Zhang and Shizhou Shen undertake not to do any of the following without Super TV’s consent, at all times before Super TV acquires 100% of the equity interests in N-S Digital TV: (i) transfer or pledge to any third party their equity interests in N-S Digital TV; (ii) cause N-S Digital TV to issue new shares or engage in any transactions that will result in changes to their existing shareholding structures or transfer to any third party N-S Digital TV’s equity interests in their respective associated companies; (iii) receive any dividends, loan interest or other benefits from N-S Digital TV; or (iv) make any material adjustment or change to N-S Digital TV’s business and operations.

Business Operating Agreement

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

Powers of Attorney

Each of Wenjun Wang, Tianxing Wang, Lei Zhang and Shizhou Shen executed an irrevocable power of attorney, dated January 16, 2012, to appoint Super TV or a third party designated by Super TV as an attorney-in-fact to exercise all his voting rights as a shareholder of N-S Digital TV. The term of the powers of attorney is ten years, subject to earlier termination in the event of the termination of the relevant share pledge agreement. The powers of attorney will be automatically renewed upon the extension of the term of the relevant share pledge agreement.

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

Each of Wenjun Wang, Tianxing Wang, Lei Zhang and Shizhou Shen entered into a share pledge agreement with Super TV on July 11, 2011, which was superseded by another share pledge agreement with Super TV on January 16, 2012. Pursuant to the share pledge agreements, each of Wenjun Wang, Tianxing Wang, Lei Zhang and Shizhou Shen has pledged all his equity interests in N-S Digital TV to Super TV to secure his and N-S Digital TV’s performance of their respective obligations under the VIE contractual arrangements between N-S Digital TV or its shareholders and Super TV. Under such share pledge agreements, each of Wenjun Wang, Tianxing Wang, Lei Zhang and Shizhou Shen has agreed not to transfer his equity interests in N-S Digital TV or create, or allow the creation of, any pledge on their respective equity interests in N-S Digital TV that may affect Super TV’s interests without Super TV’s consent. Pursuant to such agreements, Super TV is entitled to receive the dividends on the pledged equity interests during the term of the pledge. The duration of each of the share pledge agreements is equivalent to the maximum duration of the VIE contractual arrangements between N-S Digital TV and/or its shareholders and Super TV. The share pledge agreements may only be terminated: (i) by Super TV in writing; or (ii) upon the fulfillment of N-S Digital TV’s and its shareholders’ respective obligations under the VIE contractual arrangements between N-S Digital TV and/or its shareholders and Super TV, which is subject to Super TV’s written confirmation. The share pledge agreements were registered with the Beijing Administration of Industry and Commerce on February 1, 2012.

Loan Agreements

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

Pursuant to three loan agreements, each dated July 11, 2011, between Super TV and each of Wenjun Wang, Tianxing Wang and Lei Zhang, respectively, as amended by a supplemental agreement to the loan agreements, dated January 16, 2012, among Super TV, Wenjun Wang, Tianxing Wang, Lei Zhang and Shizhou Shen, and as further amended by a second supplemental agreement, dated April 12, 2013, between Super TV and Tianxing Wang, Super TV provided a loan in the principal amount of RMB43.3 million (US$6.7 million), RMB38.6 million (US$6.0 million) and RMB35.1 million (US$5.5 million) to each of Wenjun Wang, Tianxing Wang and Lei Zhang. The term of each loan is ten years, which is automatically renewable for another ten years upon its termination date, unless a written notice has been provided by Super TV one month prior to such termination date. Wenjun Wang, Tianxing Wang and Lei Zhang may not repay the loan prior to the termination date of the relevant loan agreement, unless so requested by Super TV, and may only repay the loan by (i) transferring all his equity interests in N-S Digital TV to Super TV or any third party designated by Super TV and (ii) paying Super TV with the entire proceeds obtained by himself from such transfer. The interest rate of each loan is nil. Super TV provided such loans to Wenjun Wang, Tianxing Wang and Lei Zhang in July 2011 to fund their additional contribution to N-S Digital TV’s registered capital.

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

Interest Payment Agreement

Pursuant to an agreement, dated November 30, 2006, between Super TV and N-S Digital TV, N-S Digital TV agreed to pay interest at a rate equal to commercial banks’ lending rate for one-year loans on the payments payable by N-S Digital TV to Super TV for the purchases of products from Super TV. Interest payable will start to accrue from the first day of the month following the confirmation of the corresponding sales until the actual payment. No interest was accrued as of December 31, 2012 under this agreement.

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

In November 2012, our board of directors declared a special cash dividend of US$2.30 per ordinary share to be paid in two installments of US$1.00 and US$1.30, respectively.

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

B. Significant Changes

There have been no significant changes since December 31, 2012, the date of the annual financial statements in this annual report.

Item 9.	The Offer and Listing

A. Offering and Listing Details

Market and Share Price Information

Our ADSs, each representing one ordinary share, have been listed on the NYSE since October 5, 2007. Our ADSs trade under the symbol “STV.” The NYSE is the principal trading market for our ADSs, which are not listed on any other exchanges in or outside the United States.

The high and low closing prices of our ADSs on the NYSE since listing are as follows:

	Price per ADS (US$)
	High	Low
Yearly:
2008	27.55	4.25
2009	11.31	5.83
2010	9.21	5.30
2011	7.42	3.17
2012	4.35	1.68
Quarterly:
First Quarter, 2011	7.42	5.82
Second Quarter, 2011	7.34	5.02
Third Quarter, 2011	5.44	3.88
Fourth Quarter, 2011	4.24	3.17
First Quarter, 2012	4.05	3.27
Second Quarter, 2012	3.71	2.56
Third Quarter, 2012	3.18	2.60
Fourth Quarter, 2012	4.35	1.68
First Quarter, 2013	2.27	1.70
Monthly:
October 2012	2.97	2.79
November 2012	4.35	2.05
December 2012	2.08	1.68
January 2013	1.90	1.70
February 2013	2.27	1.87
March 2013	1.96	1.73
April 2013 (through April 15)	1.81	1.74

As of March 31, 2013, a total of 30,675,560 ADSs were outstanding, excluding the 421,526 ADSs that were held for our account in preparation for exercise of share options by option holders under our employee stock incentive plans. As of March 31, 2013, 30,675,560 ordinary shares were registered in the name of Deutsche Bank Trust Company Americas, the depositary under the deposit agreement, excluding 421,526 ordinary shares that were issued and held for our account in preparation for exercise of share options by option holders under our employee stock incentive plans.

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

Cayman Islands Taxation

To the extent the following discussion relates to Cayman Islands law with respect to the income tax consequence of an investment in our ADSs, it represents the opinion of Conyers Dill & Pearman (Cayman) Limited.

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

Taxation of Dividends

Under the United States federal income tax laws, and subject to PFIC rules discussed below, the gross amount of any dividend we pay out of our current or accumulated earnings and profits (as determined for United States federal income tax purposes) is subject to United States federal income taxation. If you are a non-corporate U.S. holder, including an individual, dividends that constitute qualified dividend income will be taxable to you at the preferential rates applicable to long-term capital gains provided that you hold the ADSs for more than 60 days during the 121-day period beginning 60 days before the ex-dividend date and meet other holding period requirements. Dividends we pay with respect to the ADSs generally will be qualified dividend income provided that, in the year that you receive the dividend, the ADSs are readily tradable on an established securities market in the United States. The NYSE should qualify as an established securities market in the United States.

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

Subject to certain limitations, in the event that PRC tax is withheld and paid over to the PRC with regard to the dividend payments, the PRC tax will generally be creditable or deductible against your United States federal income tax liability. See “Item 3. Key Information—D. Risk Factors—Risks Relating to the People’s Republic of China—Dividends payable by us to our non-PRC shareholders and ADS holders, and gains on the sales of our ordinary shares or ADSs, may be subject to withholding taxes under PRC tax laws, which may materially reduce the value of your investment.” Special rules apply in determining the foreign tax credit limitation with respect to dividends that are subject to the preferential tax rates. To the extent a refund of the tax withheld is available under PRC law, the amount of tax withheld that is refundable will not be creditable against your United States federal income tax liability.

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

PFIC Rules

Based on an analysis of the value of our assets as of December 31 for the years 2009 through 2012, we were a PFIC during the taxable years 2009 through 2012 for U.S. federal income tax purposes. This conclusion is a factual determination that is made annually and thus we may or may not be a PFIC for the taxable year of 2013 and thereafter.

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

Moreover, your ADSs will be treated as stock in a PFIC if we were a PFIC at any time during your holding period in your ADSs, even if we are not currently a PFIC. For purposes of this rule, if you make a mark-to-market election with respect to your ADSs, you will be treated as having a new holding period in your ADSs beginning on the first day of the first taxable year beginning after the last taxable year for which the mark-to-market election applies. In addition, notwithstanding any election you make with regard to the ADSs, dividends that you receive from us will not constitute qualified dividend income to you if we are a PFIC either in the taxable year of the distribution or the preceding taxable year. Dividends that you receive that do not constitute qualified dividend income are not eligible for taxation at the preferential rates applicable to qualified dividend income. Instead, you must include the gross amount of any such dividend paid by us out of our accumulated earnings and profits (as determined for United States federal income tax purposes) in your gross income, and it will be subject to tax at rates applicable to ordinary income.

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

Interest Rate Risk

As of December 31, 2012, we had no short-term or long-term borrowings. Our exposure to market risk for changes in interest rates relates primarily to the interest income generated by our cash deposits with the banks. We have not used any derivative financial instruments in our investment portfolio. Interest earning instruments carry a degree of interest rate risk. We have not been exposed, nor do we anticipate being exposed to material risks due to changes in interest rates. However, our future interest income may fall short of expectations due to changes in interest rates. In addition, we may borrow loans in the future and changes in interest rates may affect our finance cost.

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

Fluctuations in exchange rates may affect our costs, profit margins and net income. For example, in 2012, substantially all of our revenues were denominated in Renminbi and approximately 29.5% of our cost of revenues was denominated in U.S. dollars. In 2012, fluctuations in the exchange rates between the Renminbi and U.S. dollar and other foreign currencies resulted in an increase in our net income of approximately US$0.03 million.

Fluctuations in exchange rates may also affect our balance sheet. For example, to the extent that we need to convert U.S. dollars received in our initial public offering into the Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount that we receive from the conversion. Conversely, if we decide to convert our Renminbi into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs or for other business purposes, appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amount available to us. Considering the amount of our cash and cash equivalents as of December 31, 2012, a 1.0% appreciation of the Renminbi against the U.S. dollar will result in an estimated increase of approximately US$1.2 million in our total amount of cash and cash equivalents, and a 1.0% appreciation of the U.S. dollar against the Renminbi will result in a decrease of approximately US$1.2 million in our total cash and cash equivalents.

Also see “Item 3. Key Information—D. Risk Factors—Risks Relating to the People’s Public of China—Fluctuations in exchange rates could result in foreign exchange currency losses.”

In April and May 2011, we entered into foreign currency forward contracts to facilitate the payment of a special cash dividend declared in November 2010, in an effort to reduce our exposure to foreign currency exchange risk. These foreign currency forward contracts expired in the second quarter of 2012.

Inflation

In recent years, inflation has not had a material impact on our results of operations. According to the National Bureau of Statistics of China, the change in Consumer Price Index in the PRC was 3.3%, 5.4% and 2.6% in 2010, 2011 and 2012, respectively. Although we have not been materially affected by inflation since our inception, we cannot assure you that we will not be affected in the future by higher rates of inflation in the PRC.

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

In addition, holders or beneficial owners of our ADSs, persons depositing shares for deposit and persons surrendering ADSs for cancellation and withdrawal of deposited securities may be required to pay DBTCA the following charges:

•	taxes, including applicable interest and penalties, and other governmental charges;

•

transfer or registration fees for the registration of transfer of deposited securities on any applicable register in connection with the deposit or withdrawal of deposited securities, including those of a central depository for securities (where applicable);

•	certain cable, telex, facsimile and electronic transmission and delivery expenses;

•	expenses incurred by DBTCA in connection with the conversion of foreign currency into U.S. dollars;

•	fees and expenses incurred by DBTCA in connection with compliance with exchange control regulations and other regulatory requirements applicable to the shares, deposited securities and ADSs; and

•	any additional fees, charges, costs or expenses that may be incurred by DBTCA from time to time.

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

Payment Made by DBTCA to Our Company

For the year ended December 31, 2012, DBTCA reimbursed us US$0.6 million for contributions towards our investor relations activities and other miscellaneous expenses related to the listing of our ADSs on the NYSE. In addition, DBTCA paid an aggregate of US$25,961 on our behalf for organizing our annual general shareholders’ meeting for the year of 2012.

PART II

Item 13.	Defaults, Dividend Arrearages and Delinquencies

None.

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds

Material Modifications to the Rights of Security Holders

See “Item 10. Additional Information” for a description of the rights of securities holders, which remain unchanged.

Use of Proceeds

The net proceeds to us from our initial public offering in connection with which we filed our registration statement on Form F-1 (File No. 333-146072), after deduction of fees and expenses, were approximately US$202.2 million. We have used all of the net proceeds from our initial public offering.

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

As required by Section 404 of the Sarbanes-Oxley Act and related rules as promulgated by the SEC, our management, with the participation of our chief executive officer and chief financial officer, assessed the effectiveness of the internal control over financial reporting as of December 31, 2012 using criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Based on this evaluation, our management has concluded that the internal control over financial reporting was effective as of December 31, 2012 based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

The effectiveness of our internal control over financial reporting as of December 31, 2012 has been audited by Deloitte Touche Tohmatsu Certified Public Accountants LLP, an independent registered public accounting firm, as stated in their report included elsewhere in this annual report.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of China Digital TV Holding Co., Ltd.

We have audited the internal control over financial reporting of China Digital TV Holding Co. Ltd. (the “Company”), its subsidiaries, its variable interest entity (the “VIE”) and the VIE’s subsidiaries (collectively, the “Group”) as of December 31, 2012, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Group’s internal control over financial reporting based on our audit.

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

In our opinion, the Group maintained, in all material respects, effective internal control over financial reporting as of December 31, 2012, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2012 of the Group and our report dated April 16, 2013 expressed an unqualified opinion on those financial statements and included an explanatory paragraph regarding the Group’s adoption of the authoritative guidance on the presentation of comprehensive income.

/s/ Deloitte Touche Tohmatsu Certified Public Accountants LLP

Beijing, the People’s Republic of China

April 16, 2013

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

At the direction of the PRC government in accordance with the Scheme of the Localization Restructuring of Chinese-Foreign Cooperative Accounting Firms, Deloitte Touche Tohmatsu CPA Limited, our principal external auditors, has restructured to a new partnership and changed its name to Deloitte Touche Tohmatsu Certified Public Accountants LLP, effective from January 1, 2013. Deloitte Touche Tohmatsu Certified Public Accountants LLP has succeeded Deloitte Touche Tohmatsu CPA Limited for all purposes and assumed all of the obligations and rights of Deloitte Touche Tohmatsu CPA Limited with effect from January 1, 2013. Deloitte Touche Tohmatsu CPA Limited and Deloitte Touche Tohmatsu Certified Public Accountants LLP are hereinafter referred to as “Deloitte”. Deloitte has served as our independent registered public accounting firm for each of the fiscal years ended on December 31, 2011 and December 31, 2012, for which audited financial statements appear in this annual report on Form 20-F. The auditor is appointed by our board of directors and will hold office until our board of directors appoints another auditor.

Audit Fees

The aggregate fees billed in each of 2011 and 2012 for professional services rendered by our principal accountant for the audit of our annual financial statements or services that are normally provided by the accountant in connection with statutory or regulatory filings or engagements were US$0.9 million and US$0.9 million, respectively.

Audit-Related Fees

The aggregate fees billed in each of 2011 and 2012 for assurance and related services rendered by our principal accountant that are reasonably related to the performance of the audit or review of our financial statements and are not reported under the caption “Audit Fees” above were nil and US$0.07 million, respectively.

Tax Fees

The aggregate fees billed in each of 2011 and 2012 for professional services relating to tax compliance, tax advice and tax planning rendered by our principal accountant were US$0.01 million and US$0.01 million, respectively.

All Other Fees

The aggregate fees billed in each of 2011 and 2012 for products and services provided by our principal accountant, other than the services reported above under the captions “Audit Fees,” “Audit-Related Fees” and “Tax Fees,” were nil and nil, respectively.

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

Item 16H.	Mine Safety Disclosure

Not Applicable.

PART III

Item 17.	Financial Statements

We have elected to provide financial statements and related information specified in Item 18.

Item 18.	Financial Statements

See “Index to Consolidated Financial Statements” for a list of all financial statements filed as part of this annual report.

Item 19.	Exhibits

Number	Description of Exhibit

1.1(1)	Second Amended and Restated Memorandum and Articles of Association of China Digital TV Holding Co., Ltd.

2.1(1)	Specimen of Share Certificate.

2.2(1)	Form of Deposit Agreement, including form of American Depositary Receipts.

2.3(1)	First Amended and Restated Shareholders Agreement of China Digital TV Holding Co., Ltd., dated September 13, 2007, among Novel-Tongfang Information Engineering Co., Ltd., Beijing Novel-Tongfang Digital TV Technology Co., Ltd., China Digital TV Technology Co., Ltd., China Capital Investment Holdings Limited, China Cast Investment Holdings Limited, SB Asia Infrastructure Fund L.P., Capital International Private Equity Fund IV, L.P., CGPE IV, L.P. and certain other shareholders.

4.1(1)	Asset Transfer Agreement, dated June 7, 2004, between Beijing Novel-Tongfang Digital TV Technology Co., Ltd. and Novel-Tongfang Information Engineering Co., Ltd.

Number	Description of Exhibit

4.2(1)	Equity Transfer Agreement, dated June 7, 2004, between Beijing Novel-Tongfang Digital TV Technology Co., Ltd. and Novel-Tongfang Information Engineering Co., Ltd. and related (i) Equity Entrustment Agreement, dated September 10, 2004, and (ii) Equity Purchase Entrustment Agreement, dated April 1, 2004, both between the same parties.

4.3(1)	Asset Purchase Agreement, dated June 8, 2004, between Beijing Novel-Tongfang Digital TV Technology Co., Ltd. and Beijing Super TV Co., Ltd.

4.4(1)	Equity Transfer Agreement, dated August 4, 2006, between Novel-Tongfang Information Engineering Co., Ltd. and Beijing Novel-Tongfang Digital TV Technology Co., Ltd. and related Equity Transfer Agreement, dated March 15, 2007, among Novel-Tongfang Information Engineering Co., Ltd., Beijing Novel-Tongfang Digital TV Technology Co., Ltd. and Panasonic Corporation of China.

4.5(1)	Asset Transfer Agreement, dated August 5, 2006, between Novel-Tongfang Information Engineering Co., Ltd. and Beijing Novel-Tongfang Digital TV Technology Co., Ltd. and the Supplemental Agreement thereto, dated April 6, 2007.

4.6(1)	Trademark Licensing Agreement entered into in March 2007 between Beijing Novel-Tongfang Information Engineering Co., Ltd. and Beijing Novel-Tongfang Digital TV Technology Co., Ltd.

4.7(1)	Equipment Leasing Agreement, dated June 7, 2004, between Beijing Novel-Tongfang Digital TV Technology Co., Ltd. and Beijing Super TV Co., Ltd.

4.8(1)	Technical Support and Related Service Agreement, dated June 7, 2004, between Beijing Novel-Tongfang Digital TV Technology Co., Ltd. and Beijing Super TV Co., Ltd.

4.9(1)	Technology License Agreement, dated June 7, 2004, between Beijing Novel-Tongfang Digital TV Technology Co., Ltd. and Beijing Super TV Co., Ltd.

4.10(1)	Technology Development Agreement, dated June 7, 2004, between Beijing Novel-Tongfang Digital TV Technology Co., Ltd. and Beijing Super TV Co., Ltd.

4.11(1)	Products and Software Purchase Agreement, dated June 7, 2004, between Beijing Novel-Tongfang Digital TV Technology Co., Ltd. and Beijing Super TV Co., Ltd.

4.12(3)	Letter of Consent, dated April 30, 2009, issued by Beijing Super TV Co., Ltd. to Beijing Novel-Super Digital TV Technology Co., Ltd.

4.13(3)	Equity Transfer Agreement, dated June 20, 2008 between Wei Gao and Junming Wu for Beijing Novel-Super Digital TV Technology Co., Ltd.

4.14(3)	Equity Transfer Agreement, dated November 24, 2008, between Novel-Tongfang Information Engineering Co., Ltd. and Shizhou Shen for Beijing Novel-Super Digital TV Technology Co., Ltd.

4.15(3)	Equity Transfer Agreement, dated November 24, 2008, between Novel-Tongfang Information Engineering Co., Ltd. and Lei Zhang for Beijing Novel-Super Digital TV Technology Co., Ltd.

Number	Description of Exhibit

4.16	Equity Transfer Option Agreement, dated June 7, 2004, among Beijing Super TV Co., Ltd., Novel-Tongfang Information Engineering Co., Ltd. and Li Yang(1); the Supplemental Agreement thereto, dated September 1, 2005, among Beijing Super TV Co., Ltd., Novel-Tongfang Information Engineering Co., Ltd., Li Yang and Beijing Novel-Tongfang Digital TV Technology Co., Ltd.(1); the No. 2 Supplemental Agreement thereto, dated August 18, 2007, among Beijing Super TV Co., Ltd., Novel-Tongfang Information Engineering Co., Ltd., Li Yang, Beijing Novel-Tongfang Digital TV Technology Co., Ltd. and Wei Gao(1); the No. 3 Supplemental Agreement thereto, dated June 20, 2008, among Beijing Super TV Co., Ltd., Beijing Novel-Super Digital TV Technology Co., Ltd., Novel-Tongfang Information Engineering Co., Ltd., Wei Gao and Junming Wu(3); the No. 4 Supplemental Agreement thereto, dated November 24, 2008, among Beijing Super TV Co., Ltd., Beijing Novel-Super Digital TV Technology Co., Ltd., Novel-Tongfang Information Engineering Co., Ltd., Junming Wu, Lei Zhang and Shizhou Shen(3); and the No. 5 Supplemental Agreement thereto, dated July 11, 2011, among Beijing Super TV Co., Ltd., Beijing Novel-Super Digital TV Technology Co., Ltd., Junming Wu, Lei Zhang, Shizhou Shen, Wenjun Wang and Tianxing Wang(6).

4.17(1)	Share Pledge Agreement, dated September 1, 2005, between Novel-Tongfang Information Engineering Co., Ltd. and Beijing Super TV Co., Ltd.

4.18(3)	Termination Agreement of Share Pledge, dated November 24, 2008, between Beijing Super TV Co., Ltd. and Novel-Tongfang Information Engineering Co., Ltd.

4.19	Share Pledge Agreement, dated September 1, 2005, between Li Yang and Beijing Super TV Co., Ltd.(1); the Supplemental Agreement thereto, dated August 18, 2007, among Li Yang, Beijing Super TV Co., Ltd. and Wei Gao(1); the No. 2 Supplemental Agreement thereto, dated June 20, 2008, among Beijing Super TV Co., Ltd., Wei Gao and Junming Wu(3); and the Share Pledge Termination Agreement, dated July 11, 2011 between Beijing Super TV Co., Ltd. and Junming Wu(6).

4.20(3)	Share Pledge Agreement, dated November 24, 2008, between Shizhou Shen and Beijing Super TV Co., Ltd.

4.21(3)	Share Pledge Agreement, dated November 24, 2008, between Lei Zhang and Beijing Super TV Co., Ltd.

4.22	Business Operating Agreement, dated September 1, 2005, among Beijing Super TV Co., Ltd., Novel-Tongfang Information Engineering Co., Ltd., Li Yang and Beijing Novel-Tongfang Digital TV Technology Co., Ltd.(1); the Supplemental Agreement thereto, dated August 18, 2007, among Beijing Super TV Co., Ltd., Novel-Tongfang Information Engineering Co., Ltd., Li Yang, Beijing Novel-Tongfang Digital TV Technology Co., Ltd. and Wei Gao(1); the No. 2 Supplemental Agreement thereto, dated June 20, 2008, among Beijing Super TV Co., Ltd., Beijing Novel-Super Digital TV Technology Co., Ltd., Novel-Tongfang Information Engineering Co., Ltd., Wei Gao and Junming Wu(3); the No. 3 Supplemental Agreement thereto, dated November 24, 2008, among Beijing Super TV Co., Ltd., Beijing Novel-Super Digital TV Technology Co., Ltd., Novel-Tongfang Information Engineering Co., Ltd., Junming Wu, Lei Zhang and Shizhou Shen(3); and the No. 4 Supplemental Agreement thereto, dated July 11, 2011, among Beijing Super TV Co., Ltd., Beijing Novel-Super Digital TV Technology Co., Ltd., Junming Wu, Lei Zhang, Shizhou Shen, Wenjun Wang and Tianxing Wang(6).

Number	Description of Exhibit

4.23(1)	Power of Attorney, dated September 1, 2005, of Novel-Tongfang Information Engineering Co., Ltd.

4.24(1)	Power of Attorney, dated August 18, 2007, of Wei Gao.

4.25(3)	Power of Attorney, dated June 20, 2008, of Junming Wu.

4.26(3)	Power of Attorney, dated November 24, 2008, of Shizhou Shen.

4.27(3)	Power of Attorney, dated November 24, 2008, of Lei Zhang.

4.28(1)	Entrusted Loan Agreement, dated August 23, 2004, among Beijing Super TV Co., Ltd., Beijing Novel-Tongfang Digital TV Technology Co., Ltd. and Bank of Beijing, Shangdi Branch.

4.29(1)	Entrusted Loan Agreement, dated July 13, 2004, among Beijing Super TV Co., Ltd., Novel-Tongfang Information Engineering Co., Ltd. and Bank of Beijing, Shangdi Branch.

4.30(1)	Entrusted Loan Agreement, dated August 25, 2005, among Beijing Super TV Co., Ltd., Novel-Tongfang Information Engineering Co., Ltd. and Bank of Beijing, Shangdi Branch.

4.31(1)	Loan Agreement, dated April 4, 2007, between Beijing Super TV Co., Ltd. and Novel-Tongfang Information Engineering Co., Ltd. and the related Entrusted Loan Agreement, dated April 12, 2007, among Beijing Super TV Co., Ltd., Novel-Tongfang Information Engineering Co., Ltd. and Bank of Beijing, Shangdi Branch.

4.32(3)	Loan Agreement, dated November 24, 2008, between Shizhou Shen and Beijing Super TV Co., Ltd.

4.33(3)	Loan Agreement, dated November 24, 2008, between Lei Zhang and Beijing Super TV Co., Ltd.

4.34(1)	Service Agreement, dated April 2, 2007, between Novel-Tongfang Information Engineering Co., Ltd. and Beijing Novel-Tongfang Digital TV Technology Co., Ltd.

4.35(1)	Interest Payment Agreement, dated November 30, 2006, between Beijing Novel-Tongfang Digital TV Technology Co., Ltd. and Beijing Super TV Co., Ltd.

4.36(1)	Form of Property Lease Agreement.

4.37(1)	Fixed Assets Transfer Agreement, dated March 28, 2007, between Beijing Novel-Tongfang Digital TV Technology Co., Ltd. and Beijing Super TV Co., Ltd.

4.38(1)	Form of Employment Agreement and related Form of Agreement on Confidentiality and Intellectual Property.

4.39(1)	Form of Non-Disclosure, Non-Competition, Commitment and Proprietary Information Agreement.

4.40(1)	Form of Indemnification Agreement for Directors.

4.41(1)	Amended and Restated 2005 Stock Incentive Plan of China Digital TV Holding Co., Ltd. and form of share option agreement.

Number	Description of Exhibit

4.42††(1)	Cooperation Agreement, dated January 5, 2007, between Beijing Novel-Tongfang Digital TV Technology Co., Ltd. and Jiangsu Qingda Science and Technology Industries Co., Ltd.

4.43(1)	Cooperation Agreement, dated July 18, 2007, between Beijing Novel-Tongfang Digital TV Technology Co., Ltd. and China Electronics Smart Card Co., Ltd.

4.44(1)	2008 Stock Incentive Plan of China Digital TV Holding Co., Ltd.

4.45(2)	Agreement for Equity Transfer of Beijing Novel-Super Digital TV Technology Co., Ltd., dated December 2007, between China Digital TV Technology Co., Ltd. and Golden Benefit Technology Co., Ltd.

4.46(3)	Intellectual Property Transfer Agreement, dated August 13, 2008, between Novel-Tongfang Information Engineering Co., Ltd. and Beijing Super TV Co., Ltd.

4.47(3)	Equity Transfer Agreement, dated October 5, 2008, between Beijing Super TV Co., Ltd. and Beijing Novel-Super Digital TV Technology Co., Ltd.

4.48(3)	Framework Agreement for Purchase of Computer Chips, dated December 12, 2008, between Beijing Super TV Co., Ltd. and Beijing Novel-Super Digital TV Technology Co., Ltd.

4.49(4)	Framework Agreement for Sale of Software Products, dated July 14, 2009, between Beijing Super TV Co., Ltd. and Beijing Novel-Super Digital TV Technology Co., Ltd.

4.50(4)	Equity Transfer Agreement, dated February 26, 2010, between Beijing Novel-Super Digital TV Technology Co., Ltd. and Beijing Shi Xun Hu Lian Technology Co., Ltd.

4.51(5)	Shareholders’ Agreement, dated December 1, 2010, between Beijing Super TV Co., Ltd. and Beijing Yuewu Yuntian Software Technology Co., Ltd.

4.52(5)	Shareholders’ Agreement, dated April 29, 2011, between Beijing Super TV Co., Ltd. and Beijing Ying Zhi Cheng Technology Co., Ltd.

4.53(5)	2010 Stock Incentive Plan of China Digital TV Holding Co., Ltd.

4.54(6)	Loan Agreement, dated July 11, 2011, between Lei Zhang and Beijing Super TV Co., Ltd.

4.55(6)	Loan Agreement, dated July 11, 2011, between Tianxing Wang and Beijing Super TV Co., Ltd.

4.56(6)	Loan Agreement, dated July 11, 2011, between Wenjun Wang and Beijing Super TV Co., Ltd.

4.57(6)	Capital Increase and Equity Transfer Agreement, dated July 11, 2011, between Junming Wu, Lei Zhang, Shizhou Shen, Wenjun Wang, Tianxing Wang and Beijing Novel-Super Digital TV Technology Co., Ltd.

4.58(6)	Power of Attorney, dated July 11, 2011, of Lei Zhang.

4.59(6)	Power of Attorney, dated July 11, 2011, of Shizhou Shen.

Number	Description of Exhibit

4.60(6)	Power of Attorney, dated July 11, 2011, of Tianxing Wang.

4.61(6)	Power of Attorney, dated July 11, 2011, of Wenjun Wang.

4.62(6)	Share Pledge Agreement, dated July 11, 2011, between Lei Zhang and Beijing Super TV Co., Ltd.

4.63(6)	Share Pledge Agreement, dated July 11, 2011, between Shizhou Shen and Beijing Super TV Co., Ltd.

4.64(6)	Share Pledge Agreement, dated July 11, 2011, between Tianxing Wang and Beijing Super TV Co., Ltd.

4.65(6)	Share Pledge Agreement, dated July 11, 2011, between Wenjun Wang and Beijing Super TV Co., Ltd.

4.66(6)	Written Undertaking, dated November 22, 2011, among Beijing Super TV Co., Ltd., Beijing Novel-Super Digital TV Technology Co., Ltd., Lei Zhang, Shizhou Shen, Wenjun Wang and Tianxing Wang.

4.67(6)	Power of Attorney, dated January 16, 2012, of Lei Zhang.

4.68(6)	Power of Attorney, dated January 16, 2012, of Shizhou Shen.

4.69(6)	Power of Attorney, dated January 16, 2012, of Tianxing Wang.

4.70(6)	Power of Attorney, dated January 16, 2012, of Wenjun Wang.

4.71(6)	Share Pledge Agreement, dated January 16, 2012, between Lei Zhang and Beijing Super TV Co., Ltd.

4.72(6)	Share Pledge Agreement, dated January 16, 2012, between Shizhou Shen and Beijing Super TV Co., Ltd.

4.73(6)	Share Pledge Agreement, dated January 16, 2012, between Tianxing Wang and Beijing Super TV Co., Ltd.

4.74(6)	Share Pledge Agreement, dated January 16, 2012, between Wenjun Wang and Beijing Super TV Co., Ltd.

4.75(6)	Supplemental Agreement to Loan Agreements, dated January 16, 2012, among Beijing Super TV Co., Ltd., Lei Zhang, Shizhou Shen, Wenjun Wang and Tianxing Wang.

4.76(6)	Supplemental Agreement, dated February 9, 2012, among Beijing Super TV Co., Ltd., Beijing Novel-Super Digital TV Technology Co., Ltd., Lei Zhang, Shizhou Shen, Wenjun Wang and Tianxing Wang.

4.77(6)	Cooperation Termination Agreement, dated November 9, 2011, between Dongguan SuperTV Video Info Co., Ltd. and the Dongguan branch of the Guangdong Broadcasting TV Network Co., Ltd.

4.78(6)	Capital Increase Agreement, dated May 24, 2011, among Beijing Super TV Co., Ltd., Beijing Novel-Super Digital TV Technology Co., Ltd., Ying Zhi Cheng Technology Co., Ltd. and Beijing Joysee Technology Co., Ltd.

Number	Description of Exhibit

4.79(6)	First Amendment to First Amended and Restated Shareholders Agreement of China Digital TV Holding Co., Ltd., dated June 14, 2011, among China Digital TV Technology Co., Ltd., Beijing Novel-Super Digital TV Technology Co., Ltd., China Cast Investment Holdings Limited, SB Asia Infrastructure Fund L.P., Capital International Private Equity Fund IV, L.P., CGPE IV, L.P. and certain other shareholders.

4.80	China Digital TV Holding Co., Ltd. 2012 Stock Incentive Plan.

4.81	Second Supplemental Agreement to Loan Agreement, dated April 12, 2013, between Beijing Super TV Co., Ltd. and Tianxing Wang.

8.1	List of Subsidiaries of China Digital TV Holding Co., Ltd.

11.1(1)	Code of Business Conduct and Ethics of China Digital TV Holding Co., Ltd.

12.1	CEO Certification pursuant to Rule 13a-14(a).

12.2	CFO Certification pursuant to Rule 13a-14(a).

13.1	CEO Certification pursuant to Rule 13a-14(b).

13.2	CFO Certification pursuant to Rule 13a-14(b).

23.1	Consent of Deloitte Touche Tohmatsu Certified Public Accountants LLP.

23.2	Consent of Han Kun, PRC Lawyers.

††	Portions of the agreement have been omitted pursuant to a confidential treatment request and have been filed with the SEC separately with a confidential treatment request.
(1)	Previously filed as an exhibit to the Registration Statement on Form F-1 (File No. 333-146072) of China Digital TV Holding Co., Ltd. and incorporated herein by reference thereto.
(2)

Previously filed as an exhibit to the annual report on Form 20-F (File No. 001-33692) of China Digital TV Holding Co., Ltd. filed with the SEC on June 18, 2008 and incorporated herein by reference thereto.

(3)

Previously filed as an exhibit to the annual report on Form 20-F (File No. 001-33692) of China Digital TV Holding Co., Ltd. filed with the SEC on May 20, 2009 and incorporated herein by reference thereto.

(4)

Previously filed as an exhibit to the annual report on Form 20-F (File No. 001-33692) of China Digital TV Holding Co., Ltd. filed with the SEC on April 30, 2010 and incorporated herein by reference thereto.

(5)

Previously filed as an exhibit to the annual report on Form 20-F (File No. 001-33692) of China Digital TV Holding Co., Ltd. filed with the SEC on May 12, 2011 and incorporated herein by reference thereto.

(6)

Previously filed as an exhibit to the annual report on Form 20-F (File No. 001-33692) of China Digital TV Holding Co., Ltd. filed with the SEC on April 17, 2012 and incorporated herein by reference thereto.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

CHINA DIGITAL TV HOLDING CO., LTD.

By:	/s/ Jianhua Zhu
Name: Jianhua Zhu
Title: Chairman and Chief Executive Officer

Date: April 16, 2013

CHINA DIGITAL TV HOLDING CO., LTD.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF

CHINA DIGITAL TV HOLDING CO., LTD.

We have audited the accompanying consolidated balance sheets of China Digital TV Holding Co., Ltd. (the “Company”), its subsidiaries, and its variable interest entity (the “VIE”) and the VIE’s subsidiaries (collectively, the “Group”) as of December 31, 2011 and 2012, and the related consolidated statements of comprehensive income, changes in equity, and cash flows for each of the three years in the period ended December 31, 2012. Our audits also included the financial statement schedule included in Schedule I. These financial statements and financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on the financial statements and financial statement schedule based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Group as of December 31, 2011 and 2012, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2012, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, present fairly, in all material respects, the information set forth therein.

As discussed in Note 2 to the consolidated financial statements, such statements have been adjusted for the retrospective application of the authoritative guidance regarding the presentation of comprehensive income, which was adopted by the Group on January 1, 2012.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Group’s internal control over financial reporting as of December 31, 2012, based on the criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 16, 2013 expressed an unqualified opinion on the Group’s internal control over financial reporting.

/s/ Deloitte Touche Tohmatsu Certified Public Accountants LLP

Beijing, the People’s Republic of China

April 16, 2013

CHINA DIGITAL TV HOLDING CO., LTD.

CONSOLIDATED BALANCE SHEETS

(U.S. dollars in thousands, except share and per share data)

	As of December 31,
	2011	2012
ASSETS

Current assets:
Cash and cash equivalents	$201,557	$130,697
Restricted cash	55,679	18
Notes receivable	9,168	4,101
Accounts receivable, net of allowance for doubtful accounts of $845 and $2,223 as of December 31, 2011 and 2012, respectively	31,030	38,283
Inventories	3,918	5,678
Prepaid expenses and other current assets	6,768	5,245
Deferred costs-current	524	299
Deferred tax assets-current	1,352	1,503

Total current assets	309,996	185,824
Property and equipment, net	1,751	1,630
Intangible assets, net	450	198
Goodwill	541	547
Equity method investments	7,766	4,268
Deferred costs-non-current	379	301
Deferred tax assets-non-current	455	797

Total assets	$321,338	$193,565

TOTAL LIABILITIES AND EQUITY
Current liabilities:
Short-term loan (of which nil and nil as of December 31, 2011 and 2012 belonging to the consolidated VIE and VIE’s subsidiaries without recourse to the Company, respectively)	55,193	—
Accounts payable (of which $1,222 and $1,111 as of December 31, 2011 and 2012 belonging to the consolidated VIE and VIE’s subsidiaries without recourse to the Company, respectively)	1,487	1,215
Accrued expenses and other current liabilities (of which $3,754 and $4,795 as of December 31, 2011 and 2012 belonging to the consolidated VIE and VIE’s subsidiaries without recourse to the Company, respectively)	9,313	12,305
Deferred revenue-current (of which $6,005 and $5,332 as of December 31, 2011 and 2012 belonging to the consolidated VIE and VIE’s subsidiaries without recourse to the Company, respectively)	7,745	7,473
Dividend payable (of which nil and nil as of December 31, 2011 and 2012 belongingto the consolidated VIE and VIE’s subsidiaries without recourse to the Company, respectively)	33,172	76,999
Income tax payable (of which $353 and $89 as of December 31, 2011 and 2012 belonging to the consolidated VIE and VIE’s subsidiaries without recourse to the Company, respectively)	1,902	3,476
Deferred tax liabilities—current (of which nil and nil as of December 31, 2011 and 2012 belonging to the consolidated VIE and VIE’s subsidiaries without recourse to the Company, respectively)	—	4,812

Total current liabilities	108,812	106,280
Deferred revenue-non-current (of which $401 and $255 as of December 31, 2011and 2012 belonging to the consolidated VIE and VIE’s subsidiaries without recourse to the Company, respectively)	401	255
Government subsidies (of which nil and $1,477 of December 31, 2011 and 2012 belonging to the consolidated VIE and VIE’s subsidiaries without recourse to the Company, respectively)	1,803	3,867

Total Liabilities	111,016	110,402

CHINA DIGITAL TV HOLDING CO., LTD.

CONSOLIDATED BALANCE SHEETS—continued

(U.S. dollars in thousands, except share and per share data)

	As of December 31,
	2011	2012
Commitments (Note 23)

Equity:
China Digital TV Holding Co., Ltd. shareholders’ equity:
Ordinary shares ($0.0005 par value; 200,000,000 and 200,000,000 shares authorized, 58,981,890 and 59,100,754 shares issued and outstanding as of December 31, 2011 and 2012, respectively)	29	30
Additional paid-in capital	126,583	29,724
Statutory reserve	17,694	17,856
Retained earnings	36,401	6,765
Accumulated other comprehensive income	25,735	26,083

Total China Digital TV Holding Co., Ltd. shareholders’ equity.	206,442	80,458

Noncontrolling interest	3,880	2,705

Total equity	210,322	83,163

TOTAL LIABILITIES AND EQUITY	$321,338	$193,565

The accompanying notes are an integral part of these consolidated financial statements.

CHINA DIGITAL TV HOLDING CO., LTD.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(U.S. dollars in thousands, except share and per share data)

	For the years ended December 31,
	2010	2011	2012
Revenues
Products	$82,518	$95,162	$85,319
Services	5,225	5,378	4,925

Total revenues	87,743	100,540	90,244
Business taxes	(620)	(1,445)	(1,501)

Net revenues	87,123	99,095	88,743

Cost of revenues (including share-based compensation of $10, $52 and $5 for 2010, 2011 and 2012, respectively)
Products	15,148	16,100	16,880
Services	3,040	3,027	3,952

Total cost of revenues	18,188	19,127	20,832

Gross profit	68,935	79,968	67,911

Operating expenses:
Research and development (including share-based compensation of $393, $1,025, and $552 for 2010, 2011 and 2012, respectively)	10,432	13,140	17,402
Selling and marketing (including share-based compensation of $384, $633 and $356 for 2010, 2011 and 2012, respectively)	8,504	12,377	13,606
General and administrative (including share-based compensation of $691, $3,852, and $1,701 for 2010, 2011 and 2012, respectively)	6,389	9,723	9,444

Total operating expenses	25,325	35,240	40,452

Income from operations	43,610	44,728	27,459
Interest income	5,294	6,810	6,318
Interest expense	—	(1,452)	(739)
Gain/(loss) from forward contract	—	404	(690)
Impairment loss on long-term investments	(5,000)	—	(4,487)
Other (expense)/income	(92)	594	549

Income before income taxes	43,812	51,084	28,410

Income tax expenses/(benefits):
Income tax-current	10,714	10,344	18,035
Income tax-deferred	(464)	(582)	4,197

Total income tax expenses	10,250	9,762	22,232

Net income before income from equity method investments	33,562	41,322	6,178

Loss from equity method investments, net of income taxes	(151)	(1,052)	(640)

Net income	33,411	40,270	5,538

Net loss attributable to noncontrolling interest	10	730	1,389

Net income attributable to China Digital TV Holding Co., Ltd.	$33,421	$41,000	$6,927

Net income per share attributable to ordinary shareholders of
China Digital TV Holding Co., Ltd.
Basic	$0.57	$0.70	$0.12
Diluted	$0.57	$0.69	$0.12

Net income	$33,411	$40,270	$5,538
Other comprehensive income, net of tax
Foreign currency translation adjustment	6,943	12,175	536

Comprehensive income	40,354	52,445	6,074
Comprehensive loss attributable to noncontrolling interest	10	730	1,201

Comprehensive income attributable to ordinary shareholders of China Digital TV Holding Co., Ltd	$40,364	$53,175	$7,275

Weighted average shares used in calculating net income per ordinary share
Basic	58,313,467	58,934,912	59,011,396
Diluted	58,779,027	59,075,466	59,092,804

The accompanying notes are an integral part of these consolidated financial statements.

CHINA DIGITAL TV HOLDING CO., LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(U.S. dollars in thousands, except share and per share data)

	China Digital TV Holding Co., Ltd. Shareholders
			Additional paid-in capital	Accumulated other comprehensive income			Total China Digital TV Holding Co., Ltd Shareholders’ equity
	Ordinary				Statutory reserve	Retained earnings		Non-controlling Interest	Total equity
	Shares	Amount
Balance at January 1, 2010	58,044,640	$29	$157,980	$6,617	$12,691	$75,707	$253,024	$—	$253,024
Share-based compensation	—	—	1,478	—	—	—	1,478	—	1,478
Provision for statutory reserve	—	—	—	—	4,633	(4,633)	—	—	—
Exercise of stock option	773,347	—	1,270	—	—	—	1,270	—	1,270
Special cash dividend to shareholders	—	—	(41,929)	—	—	(75,707)	(117,636)	—	(117,636)
Noncontrolling interest of Dongguan Super TV	—	—	—	—	—	—	—	530	530
Net income	—	—	—	—	—	33,421	33,421	(10)	33,411
Foreign currency translation adjustment	—	—	—	6,943	—	—	6,943	—	6,943

Balance at December 31, 2010	58,817,987	29	118,799	13,560	17,324	28,788	178,500	520	179,020

Share-based compensation	—	—	5,562	—	—	—	5,562	—	5,562
Provision for statutory reserve	—	—	—	—	370	(370)	—	—	—
Exercise of stock option	163,903	—	400	—	—	—	400	—	400
Special cash dividend to shareholders	—	—	—	—	—	(33,017)	(33,017)	—	(33,017)
Disposal of Dongguan Super TV	—	—	—	—	—	—	—	(625)	(625)
Capital injection by noncontrolling shareholders	—	—	—	—	—	—	—	6,537	6,537
Transfer of noncontrolling interest	—	—	1,822	—	—	—	1,822	(1,822)	—
Net income	—	—	—	—	—	41,000	41,000	(730)	40,270
Foreign currency translation adjustment	—	—	—	12,175	—	—	12,175	—	12,175

Balance at December 31, 2011	58,981,890	29	126,583	25,735	17,694	36,401	206,442	3,880	210,322

Share-based compensation	—	—	2,588	—	—	—	2,588	26	2,614
Provision for statutory reserve	—	—	—	—	162	(162)	—	—	—
Exercise of stock option	118,864	1	85	—	—	—	86	—	86
Special cash dividend to shareholders	—	—	(99,532)	—	—	(36,401)	(135,933)	—	(135,933)
Net income	—	—	—	—	—	6,927	6,927	(1,389)	5,538
Foreign currency translation adjustment	—	—	—	348	—	—	348	188	536

Balance at December 31, 2012	59,100,754	$30	$29,724	$26,083	$17,856	$6,765	$80,458	$2,705	$83,163

The accompanying notes are an integral part of these consolidated financial statements.

CHINA DIGITAL TV HOLDING CO., LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(U.S. dollars in thousands, except share and per share data)

	For the years ended December 31,
	2010	2011	2012
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$33,411	$40,270	$5,538
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	1,272	1,343	1,174
Share-based compensation	1,478	5,562	2,614
Loss/(gain) from disposal of property and equipment	18	(297)	—
Allowance for doubtful accounts	182	87	1,378
Provision for inventory	35	45	217
Warranty accrual	81	84	69
Loss from equity method investments	151	1,052	640
(Income)/loss from deconsolidation of a subsidiary	(32)	129	—
Impairment loss of an intangible asset	20	—	—
Impairment loss on long-term investments	5,000	—	4,487
Gain from disposal of cost method investment	—	—	(820)
Interest income in held-to-maturity securities	(1,218)	(319)	—
(Gain)/loss from forward contract	—	(404)	690
Changes in assets and liabilities:
Accounts receivable and notes receivable	(11,692)	(13,684)	(3,105)
Inventories	1,767	(967)	(1,967)
Prepaid expenses and other current assets	(2,360)	(73)	(81)
Deferred cost	(56)	(65)	309
Accounts payable	790	3	(284)
Income tax payable	(1,385)	1,768	1,535
Accrued expenses and other current liabilities	3,298	465	2,770
Deferred revenue	2,277	1,465	(483)
Government subsidies	—	1,803	2,019
Deferred income taxes	(464)	(582)	4,197

Net cash provided by operating activities	32,573	37,685	20,897

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment	(606)	(694)	(783)
Bank deposits maturing over three months	25,041	41,667	—
Restricted cash	—	(55,663)	55,530
Interest income from held-to-maturity securities	1,364	677	—
Purchase of held-to-maturity corporate and the PRC government bonds	(24,770)	—	—
Proceeds from maturity of held to maturity corporate and the PRC government bonds	37,841	26,626	—
Cash in a deconsolidated entity	—	(1,963)	—
Cash in an acquired entity	922	—	—
Proceeds from disposal of property and equipment	152	543	—
Proceeds from disposal of Dongguan Super TV	—	—	1,046
Proceeds from disposal of cost method investment	—	—	820
Purchase of equity method investment	(8,500)	—	(1,588)
Purchase of cost method investment	(5,000)	—	—
Deposit for investment in Cyber Cloud	(6,818)	—	—
Refund of deposit for investment in Cyber Cloud	—	6,818	—

Net cash provided by investing activities	19,626	18,011	55,025

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from stock option exercise	1,270	400	85
Short-term loan	—	55,193	(55,193)
Capital injection by noncontrolling shareholders	—	6,537	—
Special cash dividend paid to shareholders	(40,303)	(77,178)	(92,106)

Net cash used in financing activities	(39,033)	(15,048)	(147,214)

Effect of exchange rate changes on cash and cash equivalents	4,691	11,965	432

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	17,857	52,613	(70,860)
CASH AND CASH EQUIVALENTS, BEGINNING OF THE YEAR	131,087	148,944	201,557

CASH AND CASH EQUIVALENTS, END OF THE YEAR	148,944	201,557	130,697

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATIONS
Income tax paid	6,680	8,194	6,934
Withholding tax paid	5,380	—	9,554

	$12,060	$8,194	$16,488

Non-cash investing and financing activities
Acquisition of equity interest	$262	$—	$—
Receivable on disposal of Dongguan Super TV	$—	$1,046	$—
Dividend payable	$77,333	$33,172	$76,999

The accompany notes are an integral part of these consolidated financial statements.

CHINA DIGITAL TV HOLDING CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

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

The development, production and sale of commercial encryption products in the PRC are regulated by the PRC National Encryption Administrative Bureau. Currently, foreign-invested enterprises incorporated in the PRC are not expressly prohibited from conducting encryption-related businesses; however, they may have difficulty in obtaining the licenses or permits required for conducting such businesses from the Encryption Bureau due to the PRC Encryption Authority’s generally restrictive approach towards foreign participation in the PRC encryption industry. In addition, the PRC State Administration of Radio, Film and Television (“SARFT”) has a policy to require any cable television network operator who uses non-PRC CA systems to install parallel PRC CA systems. Such policy does not expressly indicate whether the CA systems produced by a foreign-invested company incorporated in the PRC fall into the category of non-PRC CA systems. In consideration of the PRC Encryption Authority’s preferences and the SARFT’s policy, CDTV BVI conducts substantially all of its operations through its subsidiary, Beijing Super TV Co., Ltd. (“Super TV”), and Novel-Tongfang Digital TV Technology Co., Ltd. (“N-T Digital TV”), a variable interest entity (“VIE”), which is 100% owned by PRC citizens and has obtained the license to operate such business in the PRC.

N-T Digital TV was established in the PRC on May 31, 2004 by N-T Information Engineering (who contributed 75% of the paid-in capital) and Ms. Li Yang, who is a PRC citizen representing SAIF (which contributed 25% of the paid-in capital). N-T Digital TV was subsequently renamed to Beijing Novel-Super Digital TV Technology Co., Ltd. (“N-S Digital TV”) in December 2007. In August 2007, Ms. Li Yang transferred her entire equity interest in the VIE to Ms. Wei Gao, a PRC citizen representing SAIF. In June 2008, Ms. Wei Gao transferred her entire equity interest in the VIE to Mr. Junming Wu, a PRC citizen employed by Super TV and the business registration was completed in 2009. In November 2008, N-T Information Engineering transferred its entire equity interest in the VIE to Mr. Lei Zhang and Mr. Shizhou Shen, two PRC citizens employed by Super TV. In July 2011, Mr. Junming Wu transferred his entire equity interest in the VIE to Mr. Tianxing Wang. Meanwhile, Mr. Lei Zhang, Mr. Tianxing Wang and Mr. Wenjun Wang, all of whom are PRC citizens employed by Super TV, contributed cash to increase the registered capital of the VIE by $18,170 using the loans proceeds from Super TV. After these transactions, the VIE is owned by Mr. Shizhou Shen, Mr. Lei Zhang, Mr. Tianxing Wang and Mr. Wenjun Wang with equity interest of 8.3%, 31.6%, 31.2% and 28.9%, respectively. CDTV BVI does not have direct equity interest in the VIE, but it obtains control and enjoys the economic benefits of the VIE through a series of contractual arrangements entered into among Super TV, the VIE and its equity holders.

CHINA DIGITAL TV HOLDING CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—continued

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES—continued

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

A majority of the Group’s customers are provincial and municipal cable network operators in the PRC, which are primarily state-owned enterprises (“SOEs”). Due to the above-mentioned regulatory considerations, these SOEs tend to purchase CA systems from PRC local companies, rather than from companies with foreign investment such as Super TV. In order to accommodate the PRC regulations and participate in the smart card and CA systems business (for the benefit of the Group), the Group arranged for Super TV to enter into the following agreements with the VIE and its equity holders:

•

Technical Support and Related Services Agreement: Super TV exclusively provides the VIE and/or its customers with technical support, technical training and personnel services relating to the VIE’s marketing activities and services relating to the maintenance and optimization for the products and software of the VIE’s customers at the VIE’s request. The fees for such technical support and services are determined at Super TV’s discretion. The term of this agreement is 15 years, which may not be terminated prior to its termination date without Super TV’s written consent. The term of this agreement will be automatically renewed for another 15 years upon its expiration date unless written notice has been given by Super TV.

•

Technology License Agreement: The VIE granted Super TV, free of charge, an exclusive license to use certain software copyrights, patents, unpatentable technology and technical secrets relating to the digital television business that was transferred from N-T Information Engineering to the VIE. The term of the license is ten years, which may not be terminated or amended without the written consent of Super TV prior to its termination date and will be automatically renewed for an additional ten years upon its termination date unless written notice has been given by Super TV.

CHINA DIGITAL TV HOLDING CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—continued

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES—continued

VIE contractual agreements—continued

•

Technology Development Agreement: The VIE engaged Super TV to develop all technology required by the VIE or its customers. The fees payable by the VIE to Super TV under the agreement will be based on the price and quantity of the technology products, and a set percentage determined by Super TV. The term of the agreement is ten years, which may not be terminated prior to its termination date without Super TV’s written consent. The term of this agreement will be automatically renewed for an additional ten years upon its termination date unless written notice has been given by Super TV.

•

Products and Software Purchase Agreement: The VIE purchased from Super TV all the smart cards and related software products required for its CA systems. The purchase price is determined by Super TV. The term of the agreement is 15 years, which may not be terminated prior to its termination date without Super TV’s written consent. The term of this agreement will be automatically renewed for an additional 15 years upon its termination date unless written notice has been given by Super TV.

•

Business Operating Agreement: Each of the Shareholders agreed to (i) accept the policies and guidelines furnished by Super TV with respect to the hiring and dismissal of employees, operational management and financial management systems of the VIE; (ii) appoint the candidates recommended by Super TV as directors of the VIE and appoint the senior management personnel of Super TV as the general manager, chief financial officer and other senior officers of the VIE based on Super TV’s recommendations; (iii) replace or remove any director or senior management personnel of the VIE upon Super TV’s request; and (iv) seek a guarantee from Super TV first when any guarantee is required to secure performance by the VIE of any contract or working capital loan borrowed by the VIE and pledge its assets and receivables to Super TV as a counter-guarantee. This agreement has a term of ten years and may be renewed at the option of Super TV by giving written notice for a term to be determined by Super TV. Super TV may terminate this agreement at any time by giving 30 days’ advance written notice to the other parties to this agreement.

•

Loan agreements: Under loan agreements between Super TV and the registered shareholders of the VIE, Super TV extended loans to the registered shareholders of the VIE for contributing registered capital to the VIE in order to hold 100% of the equity interest in the VIE. The term of each loan is ten years, which is automatically renewable for another ten years upon its termination date unless a written notice has been provided by Super TV one month prior to such termination date. The registered shareholders of the VIE may not repay the loan prior to the termination date of the relevant loan agreement, unless so requested by Super TV, and may only repay the loan by (i) transferring all his equity interests in the VIE to Super TV or any third party designated by Super TV and (ii) paying Super TV with the entire proceeds obtained by himself from such transfer.

CHINA DIGITAL TV HOLDING CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—continued

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES—continued

VIE contractual agreements—continued

•

Share Pledge Agreements: Pursuant to the share pledge agreements, each of the Shareholders pledged all of their respective equity interests in the VIE to Super TV to secure the Shareholders’ and the VIE’s performance of their respective obligations under the VIE contractual arrangements between the VIE/the Shareholders and Super TV. In addition, each of the Shareholders agreed not to transfer their equity interests in the VIE or create, or allow the creation of, any pledge over their respective equity interests in the VIE that may affect Super TV’s interests without Super TV’s consent. Super TV is entitled to receive the dividends on the pledged equity interests during the term of the pledges. The duration of each of the share pledge agreements is equivalent to the maximum duration of the VIE contractual arrangements between the VIE/the Shareholders and Super TV. The agreements may only be terminated: (i) by Super TV in writing; or (ii) upon the fulfillment of the shareholders’ and the VIE’s respective obligations under the VIE contractual arrangements between the VIE/the Shareholders and Super TV, which is subject to Super TV’s written confirmation.

•

Powers of Attorney: Each of the Shareholders has executed an irrevocable power of attorney appointing Super TV, or any person designated by Super TV, as the attorney-in-fact to vote on their respective behalves on all matters of the VIE requiring shareholder approval under PRC laws, rules and regulations and the articles of association of the VIE. Each power of attorney has a term of ten years, subject to earlier termination in the event of the termination of the relevant share pledge agreement. The powers of attorney will be automatically renewed upon the extension of the term of the relevant share pledge agreement.

•

Equity Transfer Option Agreement: Under this agreement, Mr. Lei Zhang, Mr. Shizhou Shen, Mr. Wenjun Wang and Mr. Tianxing Wang (the “Shareholders”) jointly granted Super TV an exclusive and irrevocable option to purchase all of the equity interests held by them in the VIE at any time that Super TV deems fit. Super TV may purchase these equity interests itself or designate another party to purchase the equity interests. The exercise price of the option will be determined by Super TV or its designated third party at the time of the exercise, subject to the minimum purchase price requirements pursuant to applicable PRC law or otherwise permitted by the relevant PRC authorities. This agreement does not have a specified term and will remain in effect unless terminated with the written consent of Super TV.

CHINA DIGITAL TV HOLDING CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—continued

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES—continued

VIE contractual agreements—continued

As a result of these contractual arrangements, Super TV (1) has the power to direct the activities that most significantly affects the economic performance of the VIE, and (2) receives the economic benefits of the VIE. Accordingly, the Company is considered the primary beneficiary of the VIE and has consolidated the VIE’s financial results of operations, assets and liabilities in the Company’s consolidated financial statements. In making the conclusion that the Company is the primary beneficiary of the VIE, the Company believes the Company’s rights under the terms of the equity transfer option agreement provide it with a substantive kick out right. More specifically, the Company believes the terms of the equity transfer option agreement are valid, binding and enforceable under PRC laws and regulations currently in effect. The Company also believes that the minimum amount of consideration permitted by the applicable PRC law to exercise the option does not represent a financial barrier or disincentive for the Company to currently exercise its rights under the equity transfer option agreement. In addition, the articles of association of VIE provides that the shareholders of VIE have the power to, in a shareholders’ meeting: (i) approve the operating strategy and investment plan; (ii) elect the members of board of directors and approve their compensation; and (iii) review and approve the annual budget and earnings distribution plan. Consequently, the Company’s rights under the powers of attorney reinforce the Company’s abilities to direct the activities that most significantly impact the VIE’s economic performance. The Company also believes that this ability to exercise control ensures that the VIE will continue to execute and renew service agreements and pay service fees to the Company. By charging service fees in whatever amounts the Company deems fit, and by ensuring that service agreements are executed and renewed indefinitely, the Company has the rights to receive substantially all of the economic benefits from the VIE.

Risks	in relation to the VIE structure

The Company believes that the contractual arrangements with the VIE and its shareholders are in compliance with PRC law and regulations and are legally enforceable. However, uncertainties in the PRC legal system could limit the Company’s ability to enforce the contractual arrangements. If the legal structure and contractual arrangements were found to be in violation of PRC laws and regulations, the PRC government could:

•	levying fines;
•	confiscating income;
•	revoking business licenses or operating licenses;
•	requiring the Company to revise its ownership structure or restructure its operations;
•	requiring the discontinuation of businesses;
•	restricting or requiring the Company to discontinue related-party transactions among its PRC subsidiaries, on the one hand, and N-S Digital TV and its subsidiaries, on the other hand;
•	limiting the Company’s business expansion in China; and/or
•	imposing additional conditions or requirements with which the Company may not be able to comply.

CHINA DIGITAL TV HOLDING CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—continued

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES—continued

Risks	in relation to the VIE structure—continued

The Company’s ability to conduct its business may be negatively affected if the PRC government were to carry out of any of the aforementioned actions. As a result, the Company may not be able to consolidate the VIE and its subsidiaries in its financial statements as it may lose the ability to exert effective control over the VIE and its subsidiaries and its shareholders, and it may lose the ability to receive economic benefits from the VIE and its subsidiaries. The Company, however, does not believe such actions would result in the liquidation or dissolution of the Company, the Super TV or the VIE and its subsidiaries.

The shareholders of the VIE are also the employees of the Company. Moreover, certain of the shareholders of the VIE are also the shareholders of the Company. Their interests as beneficial owners of the VIE may differ from the interests of the Company as a whole. The Company cannot assure that when conflicts of interest arise, these parties will act in the best interests of the Company or that conflicts of interests will be resolved in the Company’s favor. Currently, the Company does not have existing arrangements to address potential conflicts of interest these parties may encounter in their capacity as beneficial owners of the VIE, on the one hand, and as shareholders and employees of the Company, on the other hand. Through the powers of attorney, the VIE entrusted Super TV as its proxy to exercise its rights as the shareholder of the VIE with respect to an aggregate of 100% of the equity interests in the VIE. The Company believes the shareholders of the VIE will not act contrary to any of the contractual arrangements and the equity transfer option agreement provides the Company with a mechanism to remove them as shareholders of the VIE should they act to the detriment of the Company. If any conflict of interest or dispute between the Company and the shareholders of the VIE arises and the Company is unable to resolve it, the Company would have to rely on legal proceedings in the PRC. Such legal proceedings could result in disruption of its business; moreover, there is substantial uncertainty as to the ultimate outcome of any such legal proceedings.

The following financial statement amounts and balances of the VIE and VIE’s subsidiaries were included in the accompanying consolidated financial statements as of and for the years ended December 31:

	As of December 31,
	2011	2012
Total current assets	$52,490	$57,932
Total non-current assets	1,923	3,227

Total assets	$54,413	$61,159

Total current liabilities	$11,334	$11,327
Total non-current liabilities	401	1,732

Total liabilities	$11,735	$13,059

CHINA DIGITAL TV HOLDING CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—continued

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES—continued

Risks in relation to the VIE structure—continued

	For the years ended December 31,
	2010	2011	2012
Net revenues	$79,591	$92,298	$78,940
Net income/(loss)	$137	$3,512	$(837)

	For the years ended December 31,
	2010	2011	2012
Net cash provided by operating activities	$172	$1,880	$4,464
Net cash used in investing activities	1,228	(2,026)	(1,645)
Net cash provided by financing activities	$—	$—	$—

The VIE and its subsidiaries contributed an aggregate of 91.4%, 93.1% and 89.0% of the consolidated net revenues for the year ended December 31, 2010, 2011 and 2012, respectively. The Company’s business, which is not conducted through contractual arrangements with the VIE, primarily consists of sales of multimedia home entertainment boxes and cloud computing technology-based services. As of the fiscal years ended December 31, 2011 and 2012, the VIE and its subsidiaries accounted for an aggregate of 16.9% and 31.6%, respectively, of the consolidated total assets, and 10.6% and 11.8%, respectively, of the consolidated total liabilities.

There are no consolidated VIE’s assets that are collateral for the VIE’s obligations and can only be used to settle the VIE’s obligations. There are no creditors (or beneficial interest holders) of the VIE that have recourse to the general credit of the Company or any of its consolidated subsidiaries. There are no terms in any arrangements, considering both explicit arrangements and implicit variable interests, that require the Company or its subsidiaries to provide financial support to the VIE. However, if the VIE ever needs financial support, the Company or its subsidiaries may, at its option and subject to statutory limits and restrictions, provide financial support to its VIE through loans to the shareholder of the VIE or entrustment loans to the VIE.

Relevant PRC laws and regulations restrict the VIE from transferring a portion of its net assets, equivalent to the balance of its statutory reserve and its share capital, to the Company in the form of loans and advances or cash dividends. Please refer to Note 26 for disclosure of restricted net assets.

CHINA DIGITAL TV HOLDING CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—continued

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES—continued

Risks in relation to the VIE structure—continued

As of December 31, 2012, CDTV Holding’s subsidiaries, VIE and VIE’s subsidiaries include the following entities:

	Date of incorporation /acquisition	Place of incorporation /establishment	Percentage of economic ownership
Subsidiaries
CDTV BVI	March 9, 2004	BVI	100%
Super TV	May 31, 2004	the PRC	100%
Golden Benefit Technology Limited	December 6, 2007	Hong Kong	100%
(“Golden Benefit”)
China Super Media Holdings Limited	February 25, 2008	Hong Kong	100%
(“CSM Holdings”)
N-S Investment Holdings Co., Ltd	July 23, 2010	the PRC	100%
(“N-S Investment Holdings”)
Beijing Cyber Cloud Co., Ltd.	January 19, 2011	the PRC	90%
(“Cyber Cloud”)
Beijing Joysee Technology Co., Ltd	May 13, 2011	the PRC	64.8%
(“Joysee”)
Beijing Super Movie Technology Co., LTD	September 23, 2011	the PRC	90%
(“Super Movie”)

VIE
N-S Digital TV	May 31, 2004	the PRC	100%

VIE’s subsidiaries
Guangdong Digital Media Technology Research & Development Institute Co., Ltd	February 28, 2010	the PRC	100%
(“Guangdong R&D”)
N-S Media Investment Co., Ltd	December 19, 2007	the PRC	100%
(“N-S Media Investment”)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)	Basis of presentation

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

CHINA DIGITAL TV HOLDING CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—continued

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES—continued

(c)	Use of estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and revenues, costs and expenses in the financial statements and accompanying notes. Significant accounting estimates reflected in the Group’s consolidated financial statements include allowance for doubtful accounts, the useful lives and impairment of property and equipment, useful lives and impairment of intangible assets, allowance for obsolete inventories, valuation allowance for deferred tax assets, impairment of goodwill and impairment of long-term investments.

(d)	Cash and cash equivalents

Cash and cash equivalents consist of cash on hand and highly liquid investments which are unrestricted as to withdrawal or use, and which have maturities of three months or less when purchased.

(e)	Accounts receivable and allowance for doubtful accounts

Accounts receivable are stated at the amount the Group expects to collect. The Group maintains allowances for doubtful accounts for estimated losses. Management considers the following factors when determining the collectability of specific accounts: historical experience, credit worthiness of the clients, aging of the receivables and other specific circumstances related to the accounts. Allowance for doubtful accounts is made based on aging of accounts receivable and on any specifically identified accounts receivable that may become uncollectible.

(f)	Investment

Held-to-maturity investments

Investments are classified as held-to-maturity when the Group has the positive intent and ability to hold the debt security to maturity. The difference between the amortized cost basis and the cash flows expected to be collected is accreted as interest income.

CHINA DIGITAL TV HOLDING CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—continued

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES—continued

(f)	Investment—continued

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

An impairment charge is recorded if the carrying amount of the investment exceeds its fair value and this condition is determined to be other-than-temporary. The Group did not incur any impairment loss on equity method investments for the years ended December 31, 2010 and 2011. For the year ended December 31, 2012, the Group incurred impairment loss of $4,487 on equity method investments (see Note 12 (c)).

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

Financial instruments of the Group primarily consist of cash and cash equivalents, restricted cash, held-to-maturity investments, notes receivable, accounts receivable, accounts payable, short term loan, forward contracts. The carrying values of the Group’s financial instruments, except for held-to-maturity investments, approximate their fair values, principally because of the short-term maturity of these instruments or their terms. The held-to-maturity investments are stated at amortized cost.

CHINA DIGITAL TV HOLDING CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—continued

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES—continued

(h)	Concentration of credit risk

Financial instruments that potentially expose the Group to concentrations of credit risk consist primarily of cash and cash equivalents, restricted cash and accounts receivable. The Group places their cash and cash equivalents and restricted cash with financial institutions with high-credit ratings and quality.

Approximately 96.7% of the Group’s deposits were placed with two commercial banks in the PRC as of December 31, 2012. The Group takes into account a number of factors, including, among other things, the industry rankings, credit rating and reputation, in determining the creditworthiness and quality of the financial institutions in the PRC with which it has placed its cash and cash equivalents, restricted cash and bank deposits maturing over three months. The following table sets forth information relating to the three largest proportions of the Group’s total deposits held by a single bank as of December 31, 2011 and 2012, respectively.

Details of the bank accounting for 10% or more of total deposits are as follows:

	As of December 31,
Bank	2011	2012
	%	%
Bank A	15.6	76.5
Bank B	57.8	20.2
Bank C	22.8	*

The Group conducts credit evaluations of customers and generally does not require collateral or other security from customers. The Group establishes an allowance for doubtful accounts primarily based upon the age of the receivables and factors relevant to determining the credit risk of specific customers.

Details of the customer accounting for 10% or more of total revenues are as follows:

	For the years ended December 31,
Customer	2010	2011	2012
	%	%	%
Customer A	14.2	*	*

For the years ended December 31, 2011 and 2012, there are no revenues from customers that individually represent greater than 10% of the total revenues.

CHINA DIGITAL TV HOLDING CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—continued

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES—continued

(h)	Concentration of credit risk—continued

Details of the customer accounting for 10% or more of accounts receivable are as follows:

	As of December 31,
Customer	2011	2012
	%	%
Customer A	10.9	10.5

*	The amount was less than 10%.

(i)	Inventories

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

CHINA DIGITAL TV HOLDING CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—continued

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES—continued

(k)	Intangible assets, net

Intangible assets, other than goodwill, resulting from the acquisitions of entities accounted for using the acquisition method of accounting are estimated by management based on the fair value of assets acquired.

Identifiable intangible assets are carried at cost less accumulated amortization. Amortization of finite-lived intangible assets is computed using the straight-line method over the following estimated average useful lives, which are as follows:

Core technology	7.5 years
Complete technology	2.5 years
Contract backlogs	1 year
Customer relationship	3.5 years
Digital watermarking technology	5 years
Image tracing technology	5 years

(l)	Impairment of long-lived assets

Long-lived assets, such as property and equipment and definite-lived intangible assets are stated at cost less accumulated depreciation or amortization. Depreciation and amortization is computed principally by the straight-line method.

The Group evaluates the recoverability of long-lived assets, including identifiable intangible assets with determinable useful lives whenever events or changes in circumstances indicate that an intangible asset’s carrying amount may not be recoverable. The Group measures the carrying amount of long-lived asset against the estimated undiscounted future cash flows associated with it. Impairment exists when the sum of the expected future net cash flows is less than the carrying value of the asset being evaluated.

Impairment loss for the years ended December 31, 2010, 2011 and 2012 was $20, nil and nil respectively.

CHINA DIGITAL TV HOLDING CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—continued

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES—continued

(m)	Goodwill

The excess of the purchase price over the fair value of net assets acquired is recorded on the consolidated balance sheet as goodwill. Goodwill is not amortized but is tested for impairment annually or more frequently if events or changes in circumstances indicate that it might be impaired.

Goodwill is tested for impairment at the reporting unit level on an annual basis and between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying value. These events or circumstances could include a significant change in the stock prices, business climate, legal factors, operating performance indicators, competition, or sale or disposition of a significant portion of a reporting unit.

Application of the goodwill impairment test requires judgment, including the identification of reporting units, assignment of assets and liabilities to reporting units, assignment of goodwill to reporting units, and determination of the fair value of each reporting unit. Estimating fair value is performed by utilizing various valuation techniques, with primary technique being a discounted cash flow which requires significant judgments, including estimation of future cash flows, which is dependent on internal forecasts, estimation of the long term rate of growth for the Company’s business, estimation of the useful life over which cash flows will occur, and determination of the Company’s weighted average cost of capital.

In September 2011, the FASB issued an authoritative pronouncement related to testing goodwill for impairment. The guidance permits the Company to first assess qualitative factors to determine whether it is “more likely than not” that the fair value of a reporting unit is less than its carrying amount as a basis for determining whether it is necessary to perform the two-step goodwill impairment test. The Company adopted this pronouncement since 2012. If it is more likely than not that the fair value of a reporting unit is less than its carrying amount, goodwill is then tested following a two-step process. The first step compares the fair value of each reporting unit to its carrying amount, including goodwill. If the fair value of each reporting unit exceeds its carrying amount, goodwill is not considered to be impaired and the second step will not be required. If the carrying amount of a reporting unit exceeds its fair value, the second step compares the implied fair value of goodwill to the carrying value of a reporting unit’s goodwill. The implied fair value of goodwill is determined in a manner similar to accounting for a business combination with the allocation of the assessed fair value determined in the first step to the assets and liabilities of the reporting unit. The excess of the fair value of the reporting unit over the amounts assigned to the assets and liabilities is the implied fair value of goodwill. The Group has one reporting unit and has determined to perform the annual impairment test on December 31 of each year. In 2012, the Group first assessed the qualitative factors to determine it is not “more likely than not” that the fair value of the reporting unit is less than its carrying amount. The Group did not incur any impairment loss on goodwill for the years ended December 31, 2010, 2011 or 2012.

CHINA DIGITAL TV HOLDING CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—continued

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES—continued

(n)	Revenue recognition

The Group’s revenues are principally derived from sales of products and services.

Specifically, sales of products include:

(1)	Sales of smart cards; and
(2)	Sales of other products.

Sales of services include the following four arrangements:

(1)	Head-end software, hardware and related system integration service (“SI service”);
(2)	Head-end system development service (“SD service”);
(3)	Licensing income; and
(4)	Royalty income.

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

Sales of others products

The Group also derives revenues from the sales of products other than smart cards, such as integrated chips and other products. Revenue is recognized after a sales agreement is signed, the price is fixed or determinable, products are delivered to customers, and collection of the resulting receivables is assured.

CHINA DIGITAL TV HOLDING CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—continued

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES—continued

(n)	Revenue recognition—continued

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

Deliverables of SI service include: software, hardware, integration, installation, training and post-contract customer support (“PCS”). When the provision of services is substantially completed, i.e., when the Group delivers its software, purchases the hardware and software from third-party suppliers, integrates them together, and provides installation and training to customers, customers sign the preliminary acceptance. Final acceptance is typically signed six months to one year after the issuance of the preliminary acceptance if no major technical problems are discovered. Software is considered delivered to customers when preliminary acceptance is signed because only at that time customers are able to use the software in the integrated system. For majority of the contracts, the Group offers one-year free PCS, including telephone support and bug-fixing beginning from preliminary acceptance. However, in some of the contracts, the Group offers free PCS for a period of more than one year beginning from preliminary acceptance; while in some other contracts, the PCS does not have a specified definite period.

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

CHINA DIGITAL TV HOLDING CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—continued

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES—continued

(n)	Revenue recognition—continued

SI service—continued

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

CHINA DIGITAL TV HOLDING CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—continued

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES—continued

(n)	Revenue recognition—continued

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

Royalty income

The Group receives royalties on sales of CA systems terminal-end software.

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

CHINA DIGITAL TV HOLDING CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—continued

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES—continued

(o)	Deferred costs

Deferred costs are recognized mainly for cost incurred, which consist of hardware and software purchased from third-party suppliers directly associated with revenue from SI service contracts that provide free PCS for more than one year.

Deferred costs from SI service are recoverable through the future revenue streams and are recorded as an asset and amortized to cost of revenue over the same period that the revenue is recognized. Amortization of deferred costs for the years ended December 31, 2010, 2011 and 2012 totaled $401, $535 and $688, respectively.

(p)	Value added tax (“VAT”) and VAT refund

VAT on sales is calculated at 17% on revenue from product sales and SI Services and paid after deducting input VAT on purchases. The net VAT balance between input VAT and output VAT is reflected in the accounts under other taxes payable.

For certain software related products that are qualified as “software products” by PRC tax authorities, the Group can pay VAT at 17% first and then receive 14% refund after it is paid. The Group records VAT refund receivables on accrual basis. VAT refund is recorded in revenue in the statements of operations.

In July 2012, the Ministry of Finance and the State Administration of Taxation jointly issued Circular No. 71 regarding the pilot collection of VAT in lieu of business tax in certain areas and industries in the PRC. Starting from September 1, 2012, certain subsidiaries and VIE became subject to VAT at the rates of 6% on certain service revenues such as royalty income which were previously subject to business tax.

(q)	Business tax

The Group’s PRC subsidiaries, VIE and VIE’s subsidiaries are subject to business taxes, surcharges or cultural business construction fees on revenues related to certain types of services, and the net revenues are presented net of those taxes and fees incurred.

CHINA DIGITAL TV HOLDING CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—continued

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES—continued

(r)	Government subsidies

Government subsidies mainly represent amounts granted by local government authorities as an incentive for companies to promote development of the local technology industry. When the Group receives the subsidies related to government sponsored projects, the subsidies are recorded as a liability and are recognized as subsidy income when there is no further performance obligation. Subsidy income of $89, $168 and $351 were recognized for the years ended December 31, 2010, 2011 and 2012, respectively.

(s)	Operating leases

Leases where substantially all the rewards and risks of ownership of assets remain with the lessor are accounted for as operating leases. Payments made under operating leases are charged to the consolidated statements of operations on a straight-line basis over the lease periods.

(t)	Foreign currency translation

The functional and reporting currency of the Company and the Company’s subsidiaries outside the PRC is US dollar. The functional currency of the Company’s subsidiaries, VIE and VIE’s subsidiaries in the PRC is Renminbi (“RMB”).

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

For translating the results of the PRC subsidiaries into the reporting currency of the Company, assets and liabilities are translated from each subsidiary’s functional currency to the reporting currency at the exchange rate on the balance sheet date. Equity amounts are translated at historical exchange rates, and revenues, expenses, gains and losses are translated using the average rate for the period. Translation adjustments are reported as cumulative translation adjustments and are shown as a separate component of other comprehensive income in the consolidated statements of comprehensive income.

CHINA DIGITAL TV HOLDING CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—continued

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES—continued

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

Comprehensive income includes net income and foreign currency translation adjustments. The consolidated financial statements have been adjusted for the retrospective application of the authoritative guidance regarding presentation of comprehensive income, which was adopted by the Company on January 1, 2012.

(w)	Net income per share

Basic earnings per ordinary share is computed by dividing net income attributable to ordinary shareholders by weighted average number of ordinary shares outstanding during the period.

Diluted earnings per ordinary share reflects the potential dilution that could occur if securities were exercised or converted into ordinary shares. The Group had stock options which could potentially dilute basic earnings per share in the future. To calculate the number of shares for diluted income per share, the effect of the stock options is computed using the treasury stock method.

CHINA DIGITAL TV HOLDING CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—continued

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES—continued

(x)	Research and development expenses

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

CHINA DIGITAL TV HOLDING CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—continued

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES—continued

(z)	Fair value

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

Fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels. The level in the hierarchy within which the fair value measurement in its entirety falls is based upon the lowest level of input that is significant to the fair value measurement as follows:

•	Level 1—inputs are based upon unadjusted quoted prices for identical assets or liabilities traded in active markets.

•

Level 2—nputs are based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active and model-based valuation techniques for which all significant assumptions are observable in the market or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

•

Level 3—inputs are generally unobservable and typically reflect management’s estimates of assumptions that market participants would use in pricing the asset or liability. The fair values are therefore determined using model-based techniques.

The Company measures certain assets, including the cost method investments and equity method investments, at fair value on a nonrecurring basis when they are deemed to be other-than-temporarily impaired. The fair values of these investments are determined based on valuation techniques using the best information available, and may include management judgments, future performance projections, etc. An impairment charge is recorded when the cost of the investment exceeds its fair value and this condition is determined to be other-than-temporary.

CHINA DIGITAL TV HOLDING CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—continued

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES—continued

(aa)	Recently issued accounting pronouncements

In May 2011, the FASB issued an authoritative pronouncement on fair value measurement. The guidance is the result of joint efforts by the FASB and International Accounting Standards Board to develop a single, converged fair value framework. The guidance is largely consistent with existing fair value measurement principles in US GAAP. The guidance expands the existing disclosure requirements for fair value measurements and makes other amendments, mainly including:

•

Highest-and-best-use and valuation-premise concepts for nonfinancial assets-the guidance indicate that the highest-and-best-use and valuation-premise concepts only apply to measuring the fair value of nonfinancial assets.

•

Application to financial assets and financial liabilities with offsetting positions in market risks or counterparty credit risk-the guidance permits an exception to fair value measurement principles for financial assets and financial liabilities (and derivatives) with offsetting positions in market risks or counterparty credit risk when several criteria are met. When the criteria are met, an entity can measure the fair value of the net risk position.

•

Premiums or discounts in fair value measure-the guidance provides that premiums or discounts that reflect size as a characteristic of the reporting entity’s holding (specifically, a blockage factor that adjusts the quoted price of an asset or a liability because the market’s normal daily trading volume is not sufficient to absorb the quantity held by the entity) rather than as a characteristic of the asset or liability (for example, a control premium when measuring the fair value of a controlling interest) are not permitted in a fair value measurement.

CHINA DIGITAL TV HOLDING CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—continued

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES—continued

(aa)	Recently issued accounting pronouncements—continued

•

Fair value of an instrument classified in a reporting entity’s stockholders’ equity-the guidance prescribes a model for measuring the fair value of an instrument classified in stockholders’ equity; this model is consistent with the guidance on measuring the fair value of liabilities.

•	Disclosures about fair value measurements-the guidance expands disclosure requirements, particularly for Level 3 inputs. Required disclosures include:

(i)	For fair value measurements categorized in Level 3 of the fair value hierarchy: (1) a quantitative disclosure of the unobservable inputs and assumptions used in the measurement, (2) a description of the valuation process in place (e.g., how the entity decides its valuation policies and procedures, as well as changes in its analyses of fair value measurements, from period to period), and (3) a narrative description of the sensitivity of the fair value to changes in unobservable inputs and interrelationships between those inputs.

(ii)	The level in the fair value hierarchy of items that are not measured at fair value in the statement of financial position but whose fair value must be disclosed.

The guidance is to be applied prospectively and is effective for interim and annual periods beginning after December 15, 2011, for public entities. Early application by public entities is not permitted. The Group adopted this pronouncement effectively January 1, 2012, which did not have a significant effect on the Company’s consolidated financial statements.

CHINA DIGITAL TV HOLDING CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—continued

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES—continued

(aa)	Recently issued accounting pronouncements—continued

In June 2011, the FASB issued an authoritative pronouncement to require an entity to present the total of comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. In both choices, an entity is required to present each component of net income along with total net income, each component of other comprehensive income along with a total for other comprehensive income, and a total amount for comprehensive income. The guidance eliminates the option to present the components of other comprehensive income as part of the statement of changes in stockholders’ equity. The guidance does not change the items that must be reported in other comprehensive income or when an item of other comprehensive income must be reclassified to net income. The guidance should be applied retrospectively. For public entities, the guidance is effective for fiscal years and interim periods within those years, beginning after December 15, 2011. Early adoption is permitted. In December 2011, the FASB issued an authoritative pronouncement related to deferral of the effective date for amendments to the presentation of reclassifications of items out of accumulated other comprehensive income. This guidance allows the FASB to redeliberate whether to present on the face of the financial statements the effects of reclassifications out of accumulated other comprehensive income on the components of net income and other comprehensive income for all periods presented. While the FASB is considering the operational concerns about the presentation requirements for reclassification adjustments and the needs of financial statement users for additional information about reclassification adjustments, entities should continue to report reclassifications out of accumulated other comprehensive income consistent with the presentation requirements in effect before update the pronouncement issued in June 2011. The Company adopted this guidance on January 1, 2012 and has presented a single continuous consolidated statements of comprehensive income since that date.

In September 2011, the FASB issued an authoritative pronouncement related to testing goodwill for impairment. The guidance is intended to simplify how entities, both public and nonpublic, test goodwill for impairment. The guidance permits an entity to first assess qualitative factors to determine whether it is “more likely than not” that the fair value of a reporting unit is less than its carrying amount as a basis for determining whether it is necessary to perform the two-step goodwill impairment test. The guidance is effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011. Early adoption is permitted, including for annual and interim goodwill impairment tests performed as of a date before September 15, 2011, if a public entity’s financial statements for the most recent annual or interim period have not yet been issued. The Group adopted this pronouncement effective January 1, 2012, which did not have a significant effect on the Company’s consolidated financial statements.

CHINA DIGITAL TV HOLDING CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—continued

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES—continued

(aa)	Recently issued accounting pronouncements—continued

In December 2011, the FASB has issued an authoritative pronouncement related to Disclosures about Offsetting Assets and Liabilities. The guidance requires an entity to disclose information about offsetting and related arrangements to enable users of its financial statements to understand the effect of those arrangements on its financial position. In January 2013, the FASB further clarifies that ordinary trade receivables and receivables are not in the scope of the authoritative pronouncement and the pronouncement applies only to derivatives, repurchase agreements and reverse purchase agreements, and securities borrowing and securities lending transactions that are either offset in accordance with specific criteria contained in the FASB Accounting Standards Codification™ (Codification) or subject to a master netting arrangement or similar agreement. An entity is required to apply the amendments for annual reporting periods beginning on or after January 1, 2013, and interim periods within those annual periods. An entity should provide the disclosures required by those amendments retrospectively for all comparative periods presented. The Group does not expect the adoption of this pronouncement will have a significant impact on its financial condition or results of operations.

In July 2012, the FASB has issued an authoritative pronouncement related to testing indefinite-lived intangible assets, other than goodwill, for impairment. Under the pronouncement, entities testing indefinite-lived intangible assets for impairment would have the option of performing a qualitative assessment before calculating the fair value of the asset. If an entity determines, on the basis of qualitative factors, that the indefinite-lived intangible asset is not more likely than not impaired, a quantitative fair value calculation would not be needed. The amendments are effective for annual and interim impairment tests performed for fiscal years beginning after September 15, 2012. Early adoption is permitted. The Group does not expect the adoptions of this pronouncement will have a significant impact on its financial condition or results of operations.

In February 2013, the FASB has issued an authoritative pronouncement related to Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income, to improve the transparency of reporting these reclassifications. Other comprehensive income includes gains and losses that are initially excluded from net income for an accounting period. Those gains and losses are later reclassified out of accumulated other comprehensive income into net income. The amendments in this ASU do not change the current requirements for reporting net income or other comprehensive income in financial statements. All of the information that this ASU requires already is required to be disclosed elsewhere in the financial statements under U.S. GAAP.

CHINA DIGITAL TV HOLDING CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—continued

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES—continued

(aa)	Recently issued accounting pronouncements—continued

The new amendments will require an organization to:

•

Present (either on the face of the statement where net income is presented or in the notes) the effects on the line items of net income of significant amounts reclassified out of accumulated other comprehensive income—but only if the item reclassified is required under U.S. GAAP to be reclassified to net income in its entirety in the same reporting period.

•

Cross-reference to other disclosures currently required under U.S. GAAP for other reclassification items (that are not required under U.S. GAAP) to be reclassified directly to net income in their entirety in the same reporting period. This would be the case when a portion of the amount reclassified out of accumulated other comprehensive income is initially transferred to a balance sheet account (e.g., inventory for pension-related amounts) instead of directly to income or expense.

The amendments apply to all public and private companies that report items of other comprehensive income. Public companies are required to comply with these amendments for all reporting periods (interim and annual). The amendments are effective for reporting periods beginning after December 15, 2012, for public companies. Early adoption is permitted. The Group does not expect the adoption of this pronouncement will have a significant impact on its financial condition or results of operations.

In March 2013, the FASB has issued an authoritative pronouncement related to parent’s accounting for the cumulative translation adjustment upon derecognition of certain subsidiaries or groups of assets within a foreign entity or of an investment in a foreign entity. When a reporting entity (parent) ceases to have a controlling financial interest in a subsidiary or group of assets that is a nonprofit activity or a business (other than a sale of in substance real estate or conveyance of oil and gas mineral rights) within a foreign entity, the parent is required to release any related cumulative translation adjustment into net income. Accordingly, the cumulative translation adjustment should be released into net income only if the sale or transfer results in the complete or substantially complete liquidation of the foreign entity in which the subsidiary or group of assets had resided. The Group does not expect the adoption of this pronouncement will have a significant impact on its financial condition or results of operations.

CHINA DIGITAL TV HOLDING CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—continued

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES—continued

(aa)	Recently issued accounting pronouncements—continued

For an equity method investment that is a foreign entity, the partial sale guidance still applies. As such, a pro rata portion of the cumulative translation adjustment should be released into net income upon a partial sale of such an equity method investment. However, this treatment does not apply to an equity method investment that is not a foreign entity. In those instances, the cumulative translation adjustment is released into net income only if the partial sale represents a complete or substantially complete liquidation of the foreign entity that contains the equity method investment.

Additionally, the amendments in this pronouncement clarify that the sale of an investment in a foreign entity includes both: (1) events that result in the loss of a controlling financial interest in a foreign entity (i.e., irrespective of any retained investment); and (2) events that result in an acquirer obtaining control of an acquiree in which it held an equity interest immediately before the acquisition date (sometimes also referred to as a step acquisition). Accordingly, the cumulative translation adjustment should be released into net income upon the occurrence of those events.

The amendments in this pronouncement are effective prospectively for fiscal years (and interim reporting periods within those years) beginning after December 15, 2013. The amendments should be applied prospectively to derecognition events occurring after the effective date. Prior periods should not be adjusted. Early adoption is permitted. If an entity elects to early adopt the amendments, it should apply them as of the beginning of the entity’s fiscal year of adoption. The Group does not expect the adoption of this pronouncement will have a significant impact on its financial condition or results of operations.

CHINA DIGITAL TV HOLDING CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—continued

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

3.	SEGMENT INFORMATION AND REVENUE ANALYSIS

The Group’s chief operating decision maker is the Chief Executive Officer, who reviews consolidated results of operations prepared in accordance with U.S. GAAP when making decisions about allocating resources and assessing performance of the Group. The Group has only one operating segment.

The Group operates in the PRC and all of the Group’s long-lived assets are located in the PRC.

The gross revenues consist of the following products and services:

	For the years ended December 31,
	2010	2011	2012
Products:
Smart cards	$82,153	$91,960	$75,185
Other products	365	3,202	10,134

Subtotal	82,518	95,162	85,319

Services:
Head-end system integration	2,399	2,562	2,175
Head-end system development	595	736	987
Licensing income	1,565	1,328	1,246
Royalty income	662	742	382
Other services	4	10	135

Subtotal	5,225	5,378	4,925

Total	$87,743	$100,540	$90,244

VAT refunds of $7,624, $8,377, and $7,366 were included in revenues for the years ended December 31, 2010, 2011 and 2012, respectively.

CHINA DIGITAL TV HOLDING CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—continued

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

4.	ACQUISITION

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

The transaction was accounted for as a business combination using the acquisition method of accounting. The purchase price allocation of the transaction was allocated to assets acquired as of the date of acquisition as follows:

Fair value of net asset acquired	$440

Total consideration	$440

No intangible assets and goodwill were recognized.

It is not practical without unreasonable efforts to present the supplemental unaudited pro form results of operations of the Group for the year ended December 31, 2010 assuming that the acquisition of Guangdong R&D had been completed on January 1, 2010.

5.	RESTRICTED CASH

Restricted cash consists of the following:

	As of December 31,
	2011	2012
Bank deposits pledged as security for issuing letters of credit	$210	$18
Bank deposits pledged as security for short-term loans (Note 14)	55,469	—

Restricted cash	$55,679	$18

6.	NOTES RECEIVABLE

Notes receivable represents bank acceptance drafts that are non-interest bearing and due within six months.

CHINA DIGITAL TV HOLDING CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—continued

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

7.	ACCOUNTS RECEIVABLE, NET

Accounts receivable, net, consists of the following:

	As of December 31,
	2011	2012
Accounts receivable	$31,875	$40,506
Less: allowance for doubtful accounts	(845)	(2,223)

Accounts receivable, net	$31,030	$38,283

Movement of allowance for doubtful accounts is as follows:

	Balance at beginning of the year	Charge to expenses	Deductions	Balance at end of the year
2011	$758	$87	$—	$845
2012	$845	$1,378	$—	$2,223

8.	INVENTORIES

Inventories, net consist of the following:

	As of December 31,
	2011	2012
Raw materials	$2,036	$1,134
Finished goods	1,882	4,544

Inventories, net	$3,918	$5,678

Movement of provision for inventory was as follows:

	December 31,
	2010	2011	2012
Balance at beginning of the year	$370	$405	$450
Charge to expenses	35	45	217

Balance at end of the year	$405	$450	$667

CHINA DIGITAL TV HOLDING CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—continued

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

9.	PREPAID EXPENSES AND OTHER CURRENT ASSETS

Prepaid expenses and other current assets consist of the following:

	As of December 31,
	2011	2012
Interest receivables	$1,619	$241
Receivable from disposal of Dongguan Super TV*	1,046	—
Deposits	654	638
VAT refund receivables	920	2,766
Prepayments to suppliers	979	1,176
Fair value of the Forward Contracts (Note 14)	404	—
Other prepaid expenses	1,146	424

	$6,768	$5,245

*	In December 2011, the Group entered into an agreement with a third party to sell all of its equity interest in Dongguan Super TV with consideration of $1,046, which was received in the year ended December 31, 2012.

10.	PROPERTY AND EQUIPMENT, NET

Property and equipment, net, consist of the following:

	As of December 31,
	2011	2012
Computers and other electronic equipment	$4,048	$3,905
Furniture and fixtures	184	208
Leasehold improvements	1,241	1,055
Motor vehicles	587	594

	6,060	5,762

Less: accumulated depreciation and amortization	(4,309)	(4,132)

	$1,751	$1,630

For the years ended December 31, 2010, 2011 and 2012, depreciation expense was $1,005, $1,092 and $921, respectively.

CHINA DIGITAL TV HOLDING CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—continued

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

11.	INTANGIBLE ASSETS, NET

Intangible assets, net, consist of the following:

	As of December 31,
	2011	2012
Core technology	$477	$482
Complete technology	73	73
Contract backlogs	336	336
Customer relationship	1,188	1,188
Digital watermarking technology	952	962
Image tracing technology	410	410

	3,436	3,451
Less: accumulated amortization
Core technology	(322)	(385)
Complete technology	(73)	(73)
Contract backlogs	(336)	(336)
Customer relationship	(1,188)	(1,188)
Digital watermarking technology	(603)	(793)
Image tracing technology	(119)	(119)

	(2,641)	(2,894)
Less: impairment loss of image tracing technology	(291)	(291)
Foreign exchange difference	(54)	(68)

	$450	$198

Intangible assets related to complete technology, contract backlogs and customer relationship have been fully amortized as of December 31, 2012. Image tracing technology has been amortized and impaired to zero as of December 31, 2010.

The Group recorded amortization expense of $267, $251 and $253 for the years ended December 31, 2010, 2011 and 2012, respectively. Estimated amortization expenses of the existing intangible assets for the next five years are $192, $6, nil, nil and nil respectively.

CHINA DIGITAL TV HOLDING CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—continued

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

12.	EQUITY METHOD INVESTMENTS

Equity method investments consist of the following:

			As of December 31,
	Notes		2011	2012
Nanjing Qingda Yongxin Culture Media Co., Ltd. (“Qingda Yongxin”)	(a	)	$67	$67
Foshan Nanhai Guokai Digital TV Technology Co., Ltd. (“Nanhai Guokai”)	(b	)	348	358
3DiJoy Corp. (“3DiJoy”)	(c	)	5,065	—
Guangzhou Rujia Network Technology Co., Ltd., (“Rujia”)	(d	)	2,286	2,591
Beijing Shibo Movie Technology Co., Ltd. (“Shibo Movie”)	(e	)	—	648
Beijing Xinghe Union Media Co., Ltd. (“Xinghe Union”)	(f	)	—	604

			$7,766	$4,268

(a)	In March 2007, the Group and Jiangsu Qingda Technology Co. Limited (“Jiangsu Qingda”), one of its customers, set up a joint venture Qingda Yongxin, in which the Group contributed cash of $103, representing 40% of equity interest in the joint venture. Jiangsu Qingda contributed cash of $155 representing 60% of equity interest in the joint venture.

The Group has accounted for this long-term investment using equity method of accounting because the Group does not control the investee but has the ability to exercise significant influence over the operating and financial policies of the investee.

(b)	In July 2007, the Group acquired 51% equity interest in Nanhai Guokai from N-T Information Engineering at the cash consideration of $296. Nanhai Guokai is a company primarily engaged in research, development and sales of digital TV-related systems, software and products. A Japanese multinational company holds the remaining 49% equity interest in Nanhai Guokai.

The Group has accounted for this long-term investment using equity method of accounting because the Group does not control the investee but has the ability to exercise significant influence over operating and financial policies of the investee. The Group controls three out of five seats in the board of directors of Nanhai Guokai. The remaining two seats are controlled by the other shareholder. According to the article of association of Nanhai Guokai, two-thirds of directors’ approval is required for the appointment and dismissal of the general manager and vice general manager. Therefore the other shareholder has substantive rights to participate in significant operating decisions in Nanhai Guokai. Accordingly, the Group accounts for its investment in Nanhai Guokai using the equity method of accounting.

CHINA DIGITAL TV HOLDING CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—continued

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

12.	EQUITY METHOD INVESTMENTS—continued

(c)	In May 2010, the Group entered into a share subscription agreement to purchase 24% of equity interest in 3DiJoy with a consideration of $6,000. The Group had accounted for this long-term investment using equity method of accounting because the Group does not control the investee but has the ability to exercise significant influence over the operating and financial policies of the investee. 3DiJoy has been experiencing financial difficulties in 2012 while it was actively searching for the new capital injection for its operation. In the third quarter of 2012, 3DiJoy assessed that there was no alternative investment and due to the absence of further shareholders’ support, it did not expect to operate as a going concern and it laid off nearly half of the employees. As such, as of September 30, 2012 the Company performed the impairment analysis with the assistance of a third party valuer on the investment. The fair value of 3DiJoy decreased significantly below its carrying value and the decrease was other-than temporary. As a result, the Company did not expect to receive any return from this investment and concluded that a full impairment of $4,487 was recognized in 2012.

(d)	In June 2010, the Group acquired 34.45% of equity interest in Rujia through purchase of existing shares from a shareholder of Rujia and contribution to its capital increase, for a total consideration of $2,500. The Group has accounted for this long-term investment using equity method of accounting because the Group does not control the investee but has the ability to exercise significant influence over the operating and financial policies of the investee.

(e)	In February 2012, the Group and Beijing AirMedia Advertising Co., Ltd., set up a joint venture Shibo Movie, in which the group contributed cash of $794, representing 50% of equity interest in joint venture. The Group has accounted for this long-term investment using equity method of accounting because the Group does not control the investee but has the ability to exercise significant influence over the operating and financial policies of the investee.

(f)	In March 2012, the Group and Beijing AirMedia Advertising Co., Ltd., set up a joint venture Xinghe Union, in which the group contributed cash of $794, representing 50% of equity interest in joint venture. The Group has accounted for this long-term investment using equity method of accounting because the Group does not control the investee but has the ability to exercise significant influence over the operating and financial policies of the investee.

CHINA DIGITAL TV HOLDING CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—continued

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

12.	EQUITY METHOD INVESTMENTS—continued

The combined financial information for the equity method investments as of and for the periods presented is as follows:

	As of December 31,
	2011	2012
Total current assets	$7,711	$9,434
Total assets	8,614	10,111
Total current liabilities	1,032	2,040
Total liabilities	$1,196	$2,063

	For the years ended December 31,
	2010	2011	2012
Total net revenue	$2,791	$1,628	$3,847
Income/(loss) from operations	$99	$(3,310)	$(1,750)

13.	COST METHOD INVESTMENTS

On January 4, 2010, the Group, together with several other third parties entered into a share purchase agreement with OpenV China Holdings Company (“OpenV”) for a strategic investment in OpenV with equity interest of 11.5% (subject to adjustment based on OpenV’s performance) for a consideration of $5,000. The Group accounted for this long-term investment under the cost method of accounting because the Group does not have significant influence and a controlling interest over OpenV.

In October 2010, the Group was informed that OpenV was under investigation over alleged copyright infringements relating to some of its online video content. Its normal online video services had been suspended. Based on the foregoing, the Group has doubts on the going concern of OpenV. As a result, the Group wrote off the entire amount of original $5,000 investment in OpenV.

In October 2012, the Group entered into a share redemption agreement with OpenV. Pursuant to the agreement, OpenV repurchased 460,080 of its shares for a consideration of $820, which was recorded in other income in 2012. Considering the equity changes of OpenV, the Group holds 10.71% equity interest in Open V after the share repurchase as of December 31, 2012.

CHINA DIGITAL TV HOLDING CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—continued

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

14.	FORWARD CONTRACTS

To facilitate the cash payment of special cash dividend that the Group declared in November 2010, the Group entered into foreign currency forward contracts with two banks in April and May 2011. Pursuant to those contracts, the Group made short-term loan in US dollar from these two banks with an aggregated amount of $55,193 for a period of one year. Meanwhile, the amount of $55,469 of the Group’s bank deposit was restricted until the short-term loan was fully paid back in April and May 2012 (Note 5). The forward contracts were determined to be a derivative. The Group carries the forward contracts at fair value in its balance sheet and the changes in the forward contract fair value during each period end are recorded in the statement of operations. The Group carries the forward contract as either assets or liabilities at fair value.

The Group measures the fair value of the forward contract on a recurring basis based on a level 2 measure, i.e. the Group uses the market forward exchange rate to assess the fair value of the forward contract and recognizes the changes in fair value attributable to the difference between the market forward exchange rate and contractual exchange rate in change in fair value of forward contract. For the year ended December 31, 2011 and 2012, the Group recorded a gain of $404 and a loss of $690 in change in fair value of forward contract respectively. The short-term loan and the forward contracts were settled in May 2012.

15.	ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities consist of the following:

	As of December 31,
	2011	2012
Accrued payroll and bonus	$3,662	$3,753
Other taxes payable	1,570	1,964
Social insurance withholding	475	695
Provision for warranty	230	250
Others	3,376	5,643

	$9,313	$12,305

Movement of provision for warranty is as follows:

	Balance at beginning of the year	Charge to expenses	Deductions	Balance at end of the year
2011	$183	$84	$(37)	$230
2012	$230	$69	$(49)	$250

CHINA DIGITAL TV HOLDING CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—continued

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

16.	DEFERRED REVENUE

Deferred revenue consists of the following:

	As of December 31,
	2011	2012
Current:
Advance from customers	$5,028	$6,179
Incentive offered to customers	1,727	790
Deferred revenue for SI service contracts with remaining PCS period within one year	990	504

	7,745	7,473
Non-current:
Deferred revenue for SI service contractswith remaining PCS period greater than one year	401	255

Total	$8,146	$7,728

Incentive offered to customers represents the deferred revenue relating to free smart cards committed to customers when cumulative purchase volume from the same customers reached certain level. Such deferred revenue is deducted from the initial revenue and to be recognized as revenue when free cards are delivered.

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

CHINA DIGITAL TV HOLDING CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—continued

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

17.	INCOME TAXES—continued

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

Super TV was qualified as Key Software Enterprise in 2010 under the 2008 EIT law and entitled for a preferential tax rate of 10% in 2010. As of December 31, 2012, the application to renew the status for the year of 2011 and 2012 has not been approved. Therefore, Super TV applied tax rate of 15%. In March 2013, Super TV obtained the “Key Software Enterprise” certificate for the tax years from 2011 to 2012 from the relevant PRC government authorities and, as a result, was entitled to a preferential income tax rate of 10% in each of those years.

N-S Media Investment, N-S Investment Holdings and Guangdong R&D were subject to the statutory tax rate of 25% in 2010, 2011, and 2012.

Joysee, Cyber Cloud and Super Movie, established in 2011, were subject to the statutory tax rate of 25% in 2011 and 2012.

Deferred income taxes result principally from differences in the recognition of certain assets and liabilities for tax and financial reporting purposes and the tax effect of tax loss carry forwards.

Income tax expenses/(benefits) are as follows:

	For the years ended December 31,
	2010	2011	2012
Income tax expenses/(benefits)
Current	$10,714	$10,344	$18,035
Deferred	(464)	(582)	4,197

Total	$10,250	$9,762	$22,232

CHINA DIGITAL TV HOLDING CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—continued

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

17.	INCOME TAXES—continued

The principal components of the deferred income tax assets (liabilities) are as follows:

	As of December 31,
	2011	2012
Current deferred tax assets
Write-down of inventory value	$64	$110
Allowance for doubtful accounts	127	356
Accrued expenses	471	604
Accrued bonus	476	439
Deferred revenue-current	394	176
Deferred cost-current	(44)	3
Warranty	35	37
Valuation allowance	(171)	(222)

Current deferred tax assets subtotal	1,352	1,503

Non-current deferred tax assets
Deferred revenue-non-current	120	172
Government subsidies	271	616
Intangible assets amortization	73	65
Intangible assets impairment	47	48
Deferred cost-non-current	(56)	(14)
Tax loss carry-forward deferred tax assets	3,161	4,675
Valuation allowance	(3,161)	(4,765)

Non-current deferred tax assets subtotal	$455	$797

Non-current deferred tax liabilities Accrued withholding tax	—	(4,812)

Non-current deferred tax liabilities subtotal	$—	$(4,812)

The Group’s subsidiaries registered in the PRC have total net operating loss carry forwards of $18,700 as of December 31, 2012 which will expire on various dates between December 31, 2013 and December 31, 2017. The net operating loss carry forwards generated by a particular entity in the Group cannot be transferred or utilized by other entities within the Group. Valuation allowances have been established because the Group believes that it is more likely than not that its deferred tax assets will not be realized as it does not expect to generate sufficient taxable income in future.

CHINA DIGITAL TV HOLDING CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—continued

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

17.	INCOME TAXES—continued

Reconciliation between the provision for income taxes computed by applying the PRC EIT rates of 25% to income before income taxes and the actual provision of income taxes is as follows:

	For the years ended December 31,
	2010	2011	2012
Net income before provision for income taxes	$43,812	$51,084	$28,410
PRC statutory tax rate	25%	25%	25%

Income tax at statutory tax rate	10,953	12,771	7,103
Expenses not deductible for tax purposes	194	230	550
Effect of income tax exemptions	(8,829)	(6,567)	(4,470)
Effect of income tax rate difference in other jurisdictions	1,627	1,901	1,916
Change in valuation allowance	925	1,427	1,655
Withholding tax	5,380	—	14,296
Expense adjustment related to non-taxable income*	—	—	1,182

Income tax expenses	$10,250	$9,762	$22,232

*	The adjustment is related to non-deductible expenditure incurred in connection to income claimed for VAT refund for prior periods.

If N-S Digital TV and Super TV were not in a tax holiday period for the years ended December 31, 2010, 2011 and 2012, the impact to the earnings per share amounts would be as follows:

	For the years ended December 31,
	2010	2011	2012
Increase in income tax expense	$8,829	$6,567	$4,470
Decrease in net income per share-basic	0.15	0.11	0.08
Decrease in net income per share-diluted	$0.15	$0.11	$0.08

Uncertainties exist with respect to how the current income tax law in the PRC applies to the Group’s overall operations, and more specifically, with regard to tax residency status. The 2008 EIT Law includes a provision specifying that legal entities organized outside the PRC will be considered residents for Chinese income tax purposes if the place of effective management or control is within the PRC. The implementation rules to the New EIT Law provide that non-resident legal entities will be considered PRC residents if substantial and overall management and control over the manufacturing and business operations, personnel, accounting, properties, etc., occurs within the PRC. Despite the present uncertainties resulting from the limited PRC tax guidance on the issue, the Group does not believe that the legal entities organized outside the PRC should be treated as residents for 2008 EIT law purposes. If the PRC tax authorities subsequently determine that the Company and its subsidiaries registered outside the PRC should be deemed resident enterprises, the Company and its subsidiaries registered outside the PRC will be subject to the PRC income tax at a rate of 25%.

CHINA DIGITAL TV HOLDING CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—continued

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

17.	INCOME TAXES—continued

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

In November 2012, Super TV distributed its earnings generated in 2010 and 2011 of $92,779 dividend to its immediate foreign holding company, Golden Benefit, for purpose of special cash dividend distribution to shareholders of the Company. According to the interpretation of Circular No. 601 issued by the State Administration of Taxation, the Company’s Hong Kong subsidiary might not be considered to be the beneficial owner of any such dividends and in that case the withholding tax rate would be 10%. As a result, withholding tax of $9,278 was imposed.

Before the year 2012, the Company determined that the undistributed earnings of the Company’s subsidiaries located in the PRC would be indefinitely reinvested for use in the operation and expansion of its business within PRC and no deferred tax liability had been accrued for the PRC dividend withholding tax for the undistributed retained earnings. In 2012, the Company determines to distribute the undistributed retained earnings of the Company’s subsidiary located in the PRC without a set schedule. As a result, the Company accrued deferred tax liabilities related to withholding tax in the amount of $4,812 on the undistributed earnings generated after January 1, 2008.

CHINA DIGITAL TV HOLDING CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—continued

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

18.	NET INCOME PER SHARE

	For the years ended December 31,
	2010	2011	2012
Net income (numerator), basic and diluted	$33,421	$41,000	$6,927

Shares (denominator):
Weighted average ordinary shares outstanding used in computing basic net income (loss) per share	58,313,467	58,934,912	59,011,396

Effect of dilutive securities:
Plus incremental weighted average ordinary shares from assumed exercise of stock options using the treasury stock method	465,560	140,554	81,408

Total Weighted average ordinary shares outstanding used in computing diluted net income per ordinary share	58,779,027	59,075,466	59,092,804

Net income per share-basic	$0.57	$0.70	$0.12

Net income per share-diluted	$0.57	$0.69	$0.12

The Company had 1,387,548, 4,237,890 and 644,790 stock options outstanding in 2010, 2011 and 2012, respectively, which could potentially dilute net income per share in the future, but were excluded in the computation of diluted net income per share in those periods, as their exercise prices were above the average market values in such periods.

19.	SPECIAL CASH DIVIDEND TO SHAREHOLDERS

In November 2010, the Group declared a special cash dividend of $2.00 per share on the Company’s ordinary shares to be paid in two installments of $1.00 each. The dividend was fully paid by May 31, 2011.

In May 2011, the Group declared a special cash dividend of $0.56 per share on the Company’s ordinary shares. The dividend was fully paid by the end of April 2012.

In November 2012, the Group declared a special cash dividend of $2.3 per share on the Company’s ordinary shares to be paid in two installments with total amount of $135,933. $59,013 was paid in 2012 and $76,847 was paid in 2013. There was $73 remaining unpaid as of April 16, 2013.

CHINA DIGITAL TV HOLDING CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—continued

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

20.	SHARE-BASED COMPENSATION

(a)	Option granted by the company

Option	granted to employees

Pursuant to the directors’ resolution, the Group adopted Share Incentive Plans in 2005, under which the Group may grant options to purchase up to 4,444,440 ordinary shares of the Group, to its employees, directors, and consultants, subject to vesting requirements. Under Share Incentive Plans in 2005, there are four schemes of the options granted: Scheme I, Scheme II, Scheme III and Scheme IV, which were granted on February 3, 2005, September 22, 2006, December 5, 2006 and October 5, 2008, respectively. There were no share options granted under Scheme I and Scheme IV outstanding as of December 31, 2012.

On September 13, 2007, the board of directors of CDTV Holding approved the 2008 Stock Incentive Plan, pursuant to which the Group may grant options to purchase up 1,200,000 ordinary shares to its employees and other eligible people. Under Share Incentive Plans in 2008, there are four schemes of the options granted: Scheme V, Scheme VI, Scheme VII and Scheme VIII, which were granted on October 5, 2008, June 2, 2009, February 10, 2010 and November 15, 2010, respectively. There were no share options granted under Scheme VII outstanding as of December 31, 2012.

On November 19, 2010, the board of directors of CDTV Holding approved the 2010 Stock Incentive Plan, pursuant to which the Group may grant options to purchase up to 3,600,000 ordinary shares to its employees and other eligible people. Scheme IX, Scheme X, Scheme XI and Scheme XII, which were granted on November 19, 2010, May 16, 2011, September 30, 2011 and November 19, 2011, respectively.

On May 1, 2012, the board of directors of CDTV Holding approved the 2012 Stock Incentive Plan, pursuant to which the Group may grant options to purchase up to 1,200,000 ordinary shares to its employees. As of December 31, 2012, no options were granted under the 2012 Stock Incentive Plan.

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

CHINA DIGITAL TV HOLDING CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—continued

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

20.	SHARE-BASED COMPENSATION—continued

(a)	Option granted by the company—continued

Modification	of option plans—continued

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

On November 12, 2012, as the Company declared a special cash dividend of $2.3 per share on the Company’s ordinary shares, the per share exercise price of all options granted prior to and remaining outstanding as of November 26, 2012, the record date, was reduced by $2.3, provided that the per share exercise price after adjustment shall not be less than $0.01.

Details	of the Share Incentive Plans:

Scheme II

Grant date: September 22, 2006

Exercise price per share—original: $1.771

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

Scheme III

Grant date: December 5, 2006

Exercise price per share- original: $4.172

CHINA DIGITAL TV HOLDING CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—continued

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

20.	SHARE-BASED COMPENSATION—continued

(a)	Option granted by the company—continued

Details of the Share Incentive Plans:—continued

Exercise price per share after modification: $0.01

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

Scheme III—continued

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

CHINA DIGITAL TV HOLDING CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—continued

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

20.	SHARE-BASED COMPENSATION—continued

(a)	Option granted by the company—continued

Details of the Share Incentive Plans:—continued

Scheme V

Grant date: October 5, 2008

Exercise price per share—original: $7.89

Exercise price per share after modification: $3.03

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

Scheme VI

Grant date: June 2, 2009

Exercise price per share—original: $9.09

Exercise price per share after modification: $4.23

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

CHINA DIGITAL TV HOLDING CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—continued

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

20.	SHARE-BASED COMPENSATION—continued

(a) Option granted by the company—continued

Details of the Share Incentive Plans:—continued

Scheme VIII

Grant date: November 15, 2010

Exercise price per share—original: $6.96

Exercise price per share after modification: $2.10

Expiration date: November 14, 2020

Number of options granted: 50,000

Vesting schedule: The vesting of the options is conditional upon whether the performance of the optionee in the four years after the option grant can meet certain performance targets.

Scheme IX

Grant date: November 19, 2010

Exercise price per share—original: $6.90

Exercise price per share after modification: $2.04

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

Scheme X

Grant date: May 16, 2011

Exercise price per share- original: $4.90

Exercise price per share after modification: $2.04

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

CHINA DIGITAL TV HOLDING CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—continued

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

20.	SHARE-BASED COMPENSATION—continued

(a) Option granted by the company—continued

Details of the Share Incentive Plans:—continued

Scheme X—continued

Type	II under Scheme X:

Number of options granted: 143,000

Vesting schedule: The vesting of the options is conditional upon whether the performance of the optionee can meet certain performance targets as of April 1, 2012.

Scheme XI

Grant date: September 30, 2011

Exercise price per share—original: $4.34

Exercise price per share after modification: $2.04

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

Scheme XII

Grant date: November 19, 2011

Exercise price per share—original: $4.34

Exercise price per share after modification: $2.04

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

CHINA DIGITAL TV HOLDING CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—continued

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

20.	SHARE-BASED COMPENSATION—continued

(a)	Option granted by the company—continued

Options granted to non-employees

The Group granted 40,000 options on May 15, 2007 to an independent director who became the Company’s independent director upon the IPO of the Company. These options were exercised during the year ended December 31, 2010.

There were no share options granted to non-employees outstanding as of December 31, 2012.

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

CHINA DIGITAL TV HOLDING CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—continued

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

20.	SHARE-BASED COMPENSATION—continued

(a)	Option granted by the company—continued

Option	exercise

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

The fair value of the option at the grant date was $2.38, $1.67, $4.24, $3.83, $2.93-$2.95, $3.16, $3.11-$3.42, $1.57-$1.65 and $1.54-$1.62 for each option for Scheme II and Scheme III option plans, Scheme V, Scheme VI, Scheme VIII, Scheme IX, Scheme X, Scheme XI and Scheme XII, respectively.

CHINA DIGITAL TV HOLDING CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—continued

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

20.	SHARE-BASED COMPENSATION—continued

(a)	Option granted by the company—continued

Option	exercise—continued

In calculating the fair value of the options using the Black-Scholes or Binomial option pricing model, the following major assumptions were used:

(1)	Volatility

For options granted prior to 2011, the volatility of the underlying ordinary shares during the life of the options was estimated based on the historical stock prices volatility of listed comparable companies over a period comparable to the expected term of the options. For options granted since 2011, volatility of the underlying ordinary shares during the life of the options was estimated based on the historical stock price volatility of the Company’s own historical stock price volatility over the past years.

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

CHINA DIGITAL TV HOLDING CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—continued

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

20.	SHARE-BASED COMPENSATION—continued

(a)	Option granted by the company—continued

Option	exercise—continued

A summary of stock option activity is as follows:

	Number of options	Weighted average exercise price
Options outstanding as at January 1, 2011	2,015,381	$4.43
Granted	2,600,000	4.34
Exercised	(163,903)	2.12
Forfeited	(73,915)	5.43

Options outstanding as at December 31, 2011	4,377,563	2.2	*
Granted	—	—
Exercised	(118,864)	0.01
Forfeited	(72,300)	2.09

Options outstanding as at December 31, 2012	4,186,399	2.26

Options exercisable as at December 31, 2012	1,903,286	2.27

*	The weighted average exercise price per option as of December 31, 2011 was retrospectively adjusted to reflect the impact of the exercise price modification in November 2012.

The following table summarizes information with respect to share options outstanding at December 31, 2012:

	Weighted-average exercise price	Number outstanding	Number exercisable	Weighted-average remaining contractual life	Intrinsic value
Scheme II	$0.01	6,003	6,003	3.72 years	$1.67
Scheme III	0.01	14,806	14,806	3.92 years	1.67
Scheme V	3.03	282,876	148,434	5.76 years	—
Scheme VI	4.23	311,914	159,912	6.42 years	—
Scheme VIII	2.10	50,000	—	7.88 years	—
Scheme IX	2.04	1,000,000	520,834	7.89 years	—
Scheme X	2.04	1,567,800	711,624	8.37 years	—
Scheme XI	2.04	678,000	292,189	8.75 years	—
Scheme XII	2.04	275,000	49,484	8.88 years	—

		4,186,399	1,903,286

CHINA DIGITAL TV HOLDING CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—continued

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

20.	SHARE-BASED COMPENSATION—continued

(a)	Option granted by the company—continued

Option	exercise—continued

The weighted-average grant-date/ modification date fair value of options granted during the years of 2010 and 2011 was $3.61 and $2.66, respectively.

The aggregate intrinsic value of options outstanding, vested and exercisable as of December 31, 2012 was $35, $35 and $35, respectively. The total intrinsic value of options exercised during the years ended December 31, 2010, 2011 and 2012 was $5,116, $288 and $199, respectively.

A summary of unvested stock option activity as of December 31, 2012, and changes during the year ended December 31, 2012 are presented below:

Unvested Stock Option	Number of Shares	Weighted average Grant-date Fair Value
Unvested at January 1, 2012	2,881,417	$2.88
Granted	—	—
Vested	(1,140,548)	2.99
Forfeited	(41,933)	2.03

Unvested at December 31, 2012	1,698,936	$2.83

The Group recorded the share-based compensation expense of $1,478, $5,562 and $2,503 for the years ended December 31, 2010, 2011 and 2012, respectively.

As of December 31, 2012, total unrecognized compensation expense related to the unvested share options was $1,457, which is expected to be recognized over a weighted-average period of 1.2 years according to the graded vesting schedule. Total fair value of stock options vested during the year ended December 31, 2010, 2011 and 2012 was $1,653, $3,277 and $3,437, respectively.

CHINA DIGITAL TV HOLDING CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—continued

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

20.	SHARE-BASED COMPENSATION—continued

(b)	Option granted by Cyber Cloud

On January 18, 2012, Cyber Cloud, a majority-owned subsidiary of the Group, approved the Cyber Cloud 2012 Stock Incentive Plan, under which Cyber Cloud granted 551,000 options to its employees. The share option plan has a term of ten years, which will expire on January 17, 2022 unless terminated earlier by its shareholders and board of directors. The exercise price of the options is $0.17 per share.

The following table summarizes the Cyber Cloud’s share option activities with employees:

	Number of options	Weighted average exercise price
Options outstanding as at January 1, 2012	—	$—
Granted	551,000	0.17
Exercised	—	—
Forfeited	(73,000)	0.17

Options outstanding as at December 31, 2012	478,000	0.17

Options exercisable as at December 31, 2012	109,542	0.17

The fair value of options granted was $0.23, measured on the grant date based on the Binomial option pricing model with the following assumptions:

Risk-free interest rate	3.44%
Expected life (years)	10 years
Expected dividend yield	—
Volatility	54.9%

In calculating the fair value of the options using the Binomial option pricing model, the following major assumptions were used:

(1)	Volatility

The volatility of the underlying ordinary shares during the life of the options was estimated based on the historical stock prices volatility of listed comparable companies over a period comparable to the expected term of the options.

CHINA DIGITAL TV HOLDING CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—continued

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

20.	SHARE-BASED COMPENSATION—continued

(b)	Option granted by Cyber Cloud—continued

(2)	Risk free interest rate

Risk free interest rate was estimated based on the yield to maturity of government bonds with a maturity period close to the expected term of the options.

(3)	Expected term

Cyber Cloud estimated the expected term as the average between the vesting term of the options and the original contractual term.

(4)	Time to vest

Cyber Cloud estimated the time to vest as the weighted average remaining vesting period of the options based on the vesting schedule of the options.

(5)	Dividend yield

The dividend yield was estimated by Cyber Cloud based on its expected dividend policy over the expected term of the options and its historical special cash dividend payments.

(6)	Exercise price

The exercise price of the options was determined by Cyber Cloud’s board of directors.

(7)	Fair value of underlying ordinary shares

The estimated fair value of the ordinary shares underlying the options as of the grant date was determined based on a retrospective valuation.

Vesting schedule: all options will vest equally in 48 months after the grant date.

Cyber Cloud recorded share-based compensation expense of $52 for the year ended December 31, 2012.

As of December 31, 2012, total unrecognized compensation expense related to the unvested share options was $64, which is expected to be recognized over a weighted-average period of 1.58 years according to the graded vesting schedule.

CHINA DIGITAL TV HOLDING CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—continued

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

20.	SHARE-BASED COMPENSATION—continued

(c)	Option granted by Joysee

On February 17, 2012, Joysee, a majority-owned subsidiary of the Group, approved the Joysee 2012 Stock Incentive Plan, under which Joysee granted 520,000 options to its employees. The share option plan has a term of ten years, which will expire on February 16, 2022 unless terminated earlier by its shareholders and board of directors. The exercise price of the options is $ 0.17 per share.

The following table summarizes the Joysee’s share option activities with employees:

	Number of options	Weighted average exercise price
Options outstanding as at January 1, 2012	—	$—
Granted	520,000	0.17
Exercised	—	—
Forfeited	(52,000)	0.17

Options outstanding as at December 31, 2012	468,000	0.17

Options exercisable as at December 31, 2012	—	—

The fair value of options granted was $0.31, measured on the grant date based on the Binomial option pricing model with the following assumptions:

Risk-free interest rate	3.58%
Expected life (years)	10 years
Expected dividend yield	—
Volatility	66.29%

In calculating the fair value of the options using the Binomial option pricing model, the following major assumptions were used:

(1)	Volatility

The volatility of the underlying ordinary shares during the life of the options was estimated based on the historical stock prices volatility of listed comparable companies over a period comparable to the expected term of the options.

CHINA DIGITAL TV HOLDING CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—continued

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

20.	SHARE-BASED COMPENSATION—continued

(c)	Option granted by Joysee—continued

(2)	Risk free interest rate

Risk free interest rate was estimated based on the yield to maturity of government bonds with a maturity period close to the expected term of the options.

(3)	Expected term

Joysee estimated the expected term as the average between the vesting term of the options and the original contractual term.

(4)	Time to vest

Joysee estimated the time to vest as the weighted average remaining vesting period of the options based on the vesting schedule of the options.

(5)	Dividend yield

The dividend yield was estimated by Joysee based on its expected dividend policy over the expected term of the options and its historical special cash dividend payments.

(6)	Exercise price

The exercise price of the options was determined by Joysee’s board of directors.

(7)	Fair value of underlying ordinary shares

The estimated fair value of the ordinary shares underlying the options as of the grant date was determined based on a retrospective valuation.

Vesting schedule: all options will vest equally in 4 years after the grant date.

Joysee recorded share-based compensation expense of $59 for the year ended December 31, 2012.

As of December 31, 2012, total unrecognized compensation expense related to the unvested share options was $85, which is expected to be recognized over a weighted-average period of 1.60 years according to the graded vesting schedule.

CHINA DIGITAL TV HOLDING CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—continued

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

21.	FAIR VALUE MEASUREMENT

Measured at fair value on a recurring basis

The Group’s financial assets and liabilities measured at fair value on a recurring basis as of December 31, 2011 included forward contracts, which were classified within Level 2 of the fair value hierarchy because the Company determined the fair value of the forward contracts using discounted cash flow (“DCF”) method with the observable inputs based on the quoted prices for identical assets in markets that are not active, such as the foreign exchange rate as agreed in the forward contracts. There were no such financial assets and liabilities as of December 31, 2012.

The Company did not have Level 1 or Level 3 investments measured at fair value on a recurring basis as of December 31, 2011 and 2012.

The following table summarizes the Group’s financial assets and liabilities measured at fair value on recurring basis.

	As of December 31, 2011				As of December 31, 2012
	Fair Value Measurements at the Reporting Date Using				Fair Value Measurements at the Reporting Date Using
	Quoted prices in active markets for identical instruments (level 1)	Significant other observable inputs (level 2)	Significant unobservable inputs (level 3)	Total balance	Quoted prices in active markets for identical instruments (level 1)	Significant other observable inputs (level 2)	Significant unobservable inputs (level 3)	Total balance

Forward contracts	$—	$404	$—	$404	$—	$—	$—	$—

Measured at fair value on a non-recurring basis

The Company measured the fair value of equity method investment in 3Dijoy using income approach-DCF method based on which to recognize the impairment loss in 2012. The equity method investment in 3Dijoy is considered as Level 3 assets because the Company used unobservable inputs, such as weighted average cost of capital (“WACC”) and lack of marketability discount (“LoMD”), to determine the fair value of the equity method investment. The WACC and LoMD used in the fair value measurement were 22% and 40%, respectively. Increase (decrease) in any of WACC and LoMD in isolation can result in lower (higher) fair value measurement.

The Company measured the fair value of the purchased intangible using the “cost,” “income approach-excess earnings” or “with & without” valuation methods. These purchased intangible assets are considered Level 3 assets because the Company used unobservable inputs, such as forecast financial performance of the acquired business and discount rates, to determine the fair value of these purchased assets.

Goodwill and intangible assets are measured at fair value on a nonrecurring basis and they are recorded at fair value only when impairment is recognized.

CHINA DIGITAL TV HOLDING CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—continued

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

22.	MAINLAND CHINA CONTRIBUTION PLAN

Full time employees of the Group in the PRC participate in a government-mandated multiemployer defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. PRC labor regulations require the Group to accrue for these benefits based on certain percentages of the employees’ salaries. The total contribution for such employee benefits was $2,805, $3,365 and $5,016 for the years ended December 31, 2010, 2011 and 2012, respectively.

23.	COMMITMENTS

Operating lease commitment

The Group has operating lease agreements principally for its office spaces in the PRC. These leases expire through 2014 and are renewable upon negotiation. Rental expense under operating leases for the years ended December 31, 2010 and 2011 and 2012 was $1,401, $1,589 and $2,443, respectively.

Future minimum lease payments under non-cancelable operating lease agreements are as follows:

2013	$1,208
2014	315
2015	—

$1,523

Purchase commitments

As of December 31, 2012, purchase commitments are $351, mainly for service.

CHINA DIGITAL TV HOLDING CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—continued

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

24.	NONCONTROLLING INTEREST

	Dongguan Super TV	Cyber Cloud	Joysee	Super Movie	Total
	(Note 9)	(Note 25(c))	(Note 24(a))	(Note 24(b))
Balance as of January 1, 2010	—	—	—	—	—
Acquisition	530	—	—	—	530
Net loss	(10)	—	—	—	(10)

Balance as of December 31, 2010	520	—	—	—	520
Capital injection	—	759	5,542	236	6,537
Transfer of noncontrolling interest	—	—	(1,822)	—	(1,822)
Net income (loss)	105	(221)	(491)	(123)	(730)
Disposal	(625)	—	—	—	(625)

Balance as of December 31, 2011	—	538	3,229	113	3,880
Net loss	—	(402)	(870)	(117)	(1,389)
Share-based compensation	—	5	21	—	26
Foreign currency translation adjustment	—	30	157	1	188

Balance as of December 31, 2012	—	171	2,537	(3)	2,705

a.	Pursuant to an agreement, dated April 29, 2011, between Super TV and Beijing Ying Zhi Cheng Technology Co., Ltd. (“Ying Zhi Cheng Technology”), to establish Joysee in Beijing mainly engaging in the research and development of advanced digital television terminals. Super TV and Ying Zhi Cheng Technology contributed cash of $4,154 and $462, representing 90% and 10% of the equity interest in Joysee, respectively.

Pursuant to an agreement, dated May 24, 2011, among Super TV, N-S Digital TV and Ying Zhi Cheng Technology, N-S Digital TV contributed cash of $923, representing a 16.7% equity interest in Joysee.

Pursuant to an agreement, dated June 13, 2011, among Super TV, N-S Digital TV, Ying Zhi Cheng Technology and Intel Semiconductor (Dalian) Ltd. (“Intel”), Intel contributed $5,080 in cash, representing a 37.5% equity interest in Joysee. Pursuant to an equity transfer agreement, dated June 13, 2011, between N-S Digital TV and Intel, Intel transferred 7.5% of its equity investment in Joysee to N-S Digital TV for a nominal consideration.

b.	Pursuant to a shareholder investment agreement, dated August 26, 2011, between Super TV and Beijing Chaoying Weichuang Technology Ltd., the parties agreed to establish Super Movie, which mainly engages in video program delivery services. Super TV and Beijing Chaoying Weichuang Technology Ltd. contributed cash in the amount of $2,111 and $236, respectively, representing 90% and 10% of the equity interest in Super Movie, respectively.

CHINA DIGITAL TV HOLDING CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—continued

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

25.	RELATED PARTY BALANCES AND TRANSACTIONS

a.	On February 26, 2010, the Group entered into an agreement with Beijing Shi Xun, to acquire its 90% equity interest in Guangdong R&D for a cash consideration of $396. On the same day, the Group entered into an agreement with the holder of the remaining 10% equity interest in Guangdong R&D, an independent third party of the Group, for a cash consideration of $44. Guangdong R&D became a wholly owned subsidiary of the Group after the transaction. At the time of the transaction, Zengxiang Lu, the Company’s director, was the president of Guangdong R&D, and Jianhua Zhu, the Company’s chairman, was the executive director of Guangdong R&D. 80% of equity interest of Beijing Shi Xun are held by two family members of the Company’s two major shareholders.

b.	In August 2010, the Group entered into an agreement with Rujia, an equity method investee of the Group, to sell 100% equity interest in Guangdong SuperTV Digital Media Co., Ltd. (“Guangdong SuperTV”) at a total consideration of $4,585. Gain of $32 generated from the disposal of the investment in Guangdong SuperTV was recorded in income from equity method investments in the consolidated statements of operations in 2010.

As the Group still has significant continuing involvement in the operations of Guangdong SuperTV through Rujia after the above transaction, disposal of Guangdong SuperTV was not considered as discontinued business.

For the year ended December 31, 2012, the Group made purchase of certain media information system amounted to $290 from Rujia, of which $233 was not paid as of December 31, 2012.

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

CHINA DIGITAL TV HOLDING CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—continued

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

26.	STATUTORY RESERVES AND RESTRICTED NET ASSETS

As stipulated by the relevant law and regulations in the PRC, the Company’s subsidiary, VIE and VIE’s subsidiaries in the PRC are required to maintain non-distributable statutory reserve. Appropriations to the statutory reserve are required to be made at 10% of profit after taxes as reported in these entities’ statutory financial statements prepared under PRC GAAP. Once appropriated, these amounts are not available for future distribution to owners or shareholders. Once the statutory reserve is accumulated to 50% of these entities’ registered capital, these entities can choose not to provide further statutory reserves. The statutory reserve may be applied against prior year losses, if any, and may be used for general business expansion and production and an increase in registered capital of these entities. Amounts contributed to the statutory reserve were $4,633, $370 and $162 for 2010, 2011 and 2012, respectively.

Relevant PRC laws and regulations restrict the Wholly Foreign Owned Entity (“WFOE”) and VIE from transferring a portion of their net assets, equivalent to the balance of their statutory reserves and their share capital, to the Company in the form of loans, advances or cash dividends. The balance of restricted net assets was $92,567 and $92,729, of which $34,123 and $34,196 was attributed to the paid in capital and statutory reserves of the VIE and $58,444 and $58,533 was attributed to the paid in capital and statutory reserves of the WFOE, as of December 31, 2011 and 2012, respectively. The WFOE’s accumulated profits may be distributed as dividends to the Company without the consent of a third party. The VIE’s revenues and accumulated profits may be transferred to the Company through contractual arrangements without the consent of a third party. Under applicable PRC law, loans from PRC companies to their offshore affiliated entities require governmental approval, and advances by PRC companies to their offshore affiliated entities must be supported by bona fide business transactions.

27.	SUBSEQUENT EVENT

In January 2013, the Group granted options to purchase 1,200,000 ordinary shares to employees and directors with the exercise price of $1.18. The vesting term is: (1) twenty five percent (25%) shall vest on January 8, 2013; (2) the remaining 75% shall vest in 36 substantially equal monthly installments with the first installment vesting on February 28, 2013 and an additional installment vesting on the last day of each of the 35 months thereafter.

CHINA DIGITAL TV HOLDING CO., LTD.

Additional Information-Financial Statement Schedule I

Condensed Financial Information of Parent Company

BALANCE SHEETS

(U.S. dollars in thousands, except share and per share data)

	As of December 31,
	2011	2012
ASSETS
Current assets:
Cash and cash equivalents	$7,132	$4,918
Accounts due from subsidiaries, VIE and VIE’s subsidiaries-current	997	1,238
Dividend receivable	—	26,501
Prepaid expenses and other current assets	90	102

Total current assets	8,219	32,759
Accounts due from subsidiaries, VIE and VIE’s subsidiaries-non-current	90,480	58,090
Long-term investments—equity method investments	5,065	—
Investment in subsidiaries and VIE	137,113	68,235
Deferred tax assets non-current	69	138

Total assets	240,946	159,222

TOTAL LIABILITIES AND EQUITY
Current liabilities:
Accrued expenses and other current liabilities	468	670
Deferred revenue-current	864	1,095
Dividend payable	33,172	76,999

Total current liabilities	34,504	78,764

Total Liabilities	34,504	78,764

Equity:
Ordinary shares	29	30
Additional paid-in capital	126,583	29,724
Retained earnings	54,095	24,621
Accumulated other comprehensive income	25,735	26,083

Total shareholders’ equity	206,442	80,458

TOTAL LIABILITIES AND EQUITY	$240,946	$159,222

CHINA DIGITAL TV HOLDING CO., LTD.

Additional Information-Financial Statement Schedule I

Condensed Financial Information of Parent Company

STATEMENTS OF COMPREHENSIVE INCOME

(U.S. dollars in thousands, except share and per share data)

	For the years ended December 31,
	2010	2011	2012
Operating expenses	$(2,118)	$(5,830)	$(2,822)
Interest income	759	37	10
Impairment loss on long-term investments	(5,000)	—	(4,487)
Loss from equity method investment	(174)	(761)	(578)
Equity in earnings of subsidiaries, VIE and VIE’s subsidiaries	39,954	47,726	14,191
Other income	—	—	820

Net income before provision for income taxes	33,421	41,172	7,134

Provision for income taxes—current	—	(129)	(276)
Provision for income taxes—deferred	—	(43)	69

Net income attributable to ordinary shareholders	$33,421	$41,000	$6,927

Other comprehensive income, net of tax
Foreign currency translation adjustment	6,943	12,175	348

Comprehensive income attributable to ordinary shareholders	$40,364	$53,175	$7,275

CHINA DIGITAL TV HOLDING CO., LTD.

Additional Information-Financial Statement Schedule I

Condensed Financial Information of Parent Company

STATEMENTS OF CHANGES IN EQUITY

(U.S. dollars in thousands, except share and per share data)

	Ordinary		Additional paid-in capital	Accumulated other comprehensive income	Retained earning	Total equity
	Shares	Amount
Balance at January 1, 2010	58,044,640	$29	$157,980	$6,617	$88,398	$253,024
Share-based compensation	—	—	1,478	—	—	1,478
Exercise of stock option	773,347	—	1,270	—	—	1,270
Special cash dividend to shareholders	—	—	(41,929)	—	(75,707)	(117,636)
Net income	—	—	—	—	33,421	33,421
Foreign currency translation adjustment	—	—	—	6,943	—	6,943

Balance at December 31, 2010	58,817,987	29	118,799	13,560	46,112	178,500

Share-based compensation	—	—	5,562	—	—	5,562
Exercise of stock option	163,903	—	400	—	—	400
Special cash dividend to shareholders	—	—	—	—	(33,017)	(33,017)
Transfer of noncontrolling interest	—	—	1,822	—	—	1,822
Net income	—	—	—	—	41,000	41,000
Foreign currency translation adjustment	—	—	—	12,175	—	12,175

Balance at December 31, 2011	58,981,890	29	126,583	25,735	54,095	206,442

Share-based compensation	—	—	2,588	—	—	2,588
Exercise of stock option	118,864	1	85	—	—	86
Special cash dividend to shareholders	—	—	(99,532)	—	(36,401)	(135,933)
Net income	—	—	—	—	6,927	6,927
Foreign currency translation adjustment	—	—	—	348	—	348

Balance at December 31, 2012	59,100,754	$30	$29,724	$26,083	$24,621	$80,458

CHINA DIGITAL TV HOLDING CO., LTD.

Additional Information-Financial Statement Schedule I

Condensed Financial Information of Parent Company

STATEMENTS OF CASH FLOWS

(U.S. dollars in thousands, except share and per share data)

	For the years ended December 31,
	2010	2011	2012
Net cash provided by operating activities	$17,554	$59,956	$88,986

Net cash provided by investing activities	3,652	1,152	820

Net cash used in financing activities	(39,033)	(76,779)	(92,020)

Effect of exchange rate changes on cash and cash equivalents	6,943	—	—

NET DECREASE IN CASH AND CASH EQUIVALENTS	(10,884)	(15,671)	(2,214)
CASH AND CASH EQUIVALENTS, BEGINNING OF THE YEAR	33,687	22,803	7,132

CASH AND CASH EQUIVALENTS, END OF THE YEAR	$22,803	$7,132	$4,918

Note:

Basis for preparation

The parent-company financial information of China Digital TV Holding Co., Ltd. has been prepared using the same accounting policies as set out in the Group’s consolidated financial statements except that China Digital TV Holding Co., Ltd. has used equity method to account for its investments in its subsidiaries and variable interest entity.

EXHIBIT INDEX

Number	Description of Exhibit

1.1(1)	Second Amended and Restated Memorandum and Articles of Association of China Digital TV Holding Co., Ltd.

2.1(1)	Specimen of Share Certificate.

2.2(1)	Form of Deposit Agreement, including form of American Depositary Receipts.

2.3(1)	First Amended and Restated Shareholders Agreement of China Digital TV Holding Co., Ltd., dated September 13, 2007, among Novel-Tongfang Information Engineering Co., Ltd., Beijing Novel-Tongfang Digital TV Technology Co., Ltd., China Digital TV Technology Co., Ltd., China Capital Investment Holdings Limited, China Cast Investment Holdings Limited, SB Asia Infrastructure Fund L.P., Capital International Private Equity Fund IV, L.P., CGPE IV, L.P. and certain other shareholders.

4.1(1)	Asset Transfer Agreement, dated June 7, 2004, between Beijing Novel-Tongfang Digital TV Technology Co., Ltd. and Novel-Tongfang Information Engineering Co., Ltd.

4.2(1)	Equity Transfer Agreement, dated June 7, 2004, between Beijing Novel-Tongfang Digital TV Technology Co., Ltd. and Novel-Tongfang Information Engineering Co., Ltd. and related (i) Equity Entrustment Agreement, dated September 10, 2004, and (ii) Equity Purchase Entrustment Agreement, dated April 1, 2004, both between the same parties.

4.3(1)	Asset Purchase Agreement, dated June 8, 2004, between Beijing Novel-Tongfang Digital TV Technology Co., Ltd. and Beijing Super TV Co., Ltd.

4.4(1)	Equity Transfer Agreement, dated August 4, 2006, between Novel-Tongfang Information Engineering Co., Ltd. and Beijing Novel-Tongfang Digital TV Technology Co., Ltd. and related Equity Transfer Agreement, dated March 15, 2007, among Novel-Tongfang Information Engineering Co., Ltd., Beijing Novel-Tongfang Digital TV Technology Co., Ltd. and Panasonic Corporation of China.

4.5(1)	Asset Transfer Agreement, dated August 5, 2006, between Novel-Tongfang Information Engineering Co., Ltd. and Beijing Novel-Tongfang Digital TV Technology Co., Ltd. and the Supplemental Agreement thereto, dated April 6, 2007.

4.6(1)	Trademark Licensing Agreement entered into in March 2007 between Beijing Novel-Tongfang Information Engineering Co., Ltd. and Beijing Novel-Tongfang Digital TV Technology Co., Ltd.

4.7(1)	Equipment Leasing Agreement, dated June 7, 2004, between Beijing Novel-Tongfang Digital TV Technology Co., Ltd. and Beijing Super TV Co., Ltd.

4.8(1)	Technical Support and Related Service Agreement, dated June 7, 2004, between Beijing Novel-Tongfang Digital TV Technology Co., Ltd. and Beijing Super TV Co., Ltd.

4.9(1)	Technology License Agreement, dated June 7, 2004, between Beijing Novel-Tongfang Digital TV Technology Co., Ltd. and Beijing Super TV Co., Ltd.

4.10(1)	Technology Development Agreement, dated June 7, 2004, between Beijing Novel-Tongfang Digital TV Technology Co., Ltd. and Beijing Super TV Co., Ltd.

Number	Description of Exhibit

4.11(1)	Products and Software Purchase Agreement, dated June 7, 2004, between Beijing Novel-Tongfang Digital TV Technology Co., Ltd. and Beijing Super TV Co., Ltd.

4.12(3)	Letter of Consent, dated April 30, 2009, issued by Beijing Super TV Co., Ltd. to Beijing Novel-Super Digital TV Technology Co., Ltd.

4.13(3)	Equity Transfer Agreement, dated June 20, 2008 between Wei Gao and Junming Wu for Beijing Novel-Super Digital TV Technology Co., Ltd.

4.14(3)	Equity Transfer Agreement, dated November 24, 2008, between Novel-Tongfang Information Engineering Co., Ltd. and Shizhou Shen for Beijing Novel-Super Digital TV Technology Co., Ltd.

4.15(3)	Equity Transfer Agreement, dated November 24, 2008, between Novel-Tongfang Information Engineering Co., Ltd. and Lei Zhang for Beijing Novel-Super Digital TV Technology Co., Ltd.

4.16	Equity Transfer Option Agreement, dated June 7, 2004, among Beijing Super TV Co., Ltd., Novel-Tongfang Information Engineering Co., Ltd. and Li Yang(1); the Supplemental Agreement thereto, dated September 1, 2005, among Beijing Super TV Co., Ltd., Novel-Tongfang Information Engineering Co., Ltd., Li Yang and Beijing Novel-Tongfang Digital TV Technology Co., Ltd.(1); the No. 2 Supplemental Agreement thereto, dated August 18, 2007, among Beijing Super TV Co., Ltd., Novel-Tongfang Information Engineering Co., Ltd., Li Yang, Beijing Novel-Tongfang Digital TV Technology Co., Ltd. and Wei Gao(1); the No. 3 Supplemental Agreement thereto, dated June 20, 2008, among Beijing Super TV Co., Ltd., Beijing Novel-Super Digital TV Technology Co., Ltd., Novel-Tongfang Information Engineering Co., Ltd., Wei Gao and Junming Wu(3); the No. 4 Supplemental Agreement thereto, dated November 24, 2008, among Beijing Super TV Co., Ltd., Beijing Novel-Super Digital TV Technology Co., Ltd., Novel-Tongfang Information Engineering Co., Ltd., Junming Wu, Lei Zhang and Shizhou Shen(3); and the No. 5 Supplemental Agreement thereto, dated July 11, 2011, among Beijing Super TV Co., Ltd., Beijing Novel-Super Digital TV Technology Co., Ltd., Junming Wu, Lei Zhang, Shizhou Shen, Wenjun Wang and Tianxing Wang(6).

4.17(1)	Share Pledge Agreement, dated September 1, 2005, between Novel-Tongfang Information Engineering Co., Ltd. and Beijing Super TV Co., Ltd.

4.18(3)	Termination Agreement of Share Pledge, dated November 24, 2008, between Beijing Super TV Co., Ltd. and Novel-Tongfang Information Engineering Co., Ltd.

4.19	Share Pledge Agreement, dated September 1, 2005, between Li Yang and Beijing Super TV Co., Ltd.(1); the Supplemental Agreement thereto, dated August 18, 2007, among Li Yang, Beijing Super TV Co., Ltd. and Wei Gao(1); the No. 2 Supplemental Agreement thereto, dated June 20, 2008, among Beijing Super TV Co., Ltd., Wei Gao and Junming Wu(3); and the Share Pledge Termination Agreement, dated July 11, 2011 between Beijing Super TV Co., Ltd. and Junming Wu(6).

4.20(3)	Share Pledge Agreement, dated November 24, 2008, between Shizhou Shen and Beijing Super TV Co., Ltd.

4.21(3)	Share Pledge Agreement, dated November 24, 2008, between Lei Zhang and Beijing Super TV Co., Ltd.

Number	Description of Exhibit

4.22	Business Operating Agreement, dated September 1, 2005, among Beijing Super TV Co., Ltd., Novel-Tongfang Information Engineering Co., Ltd., Li Yang and Beijing Novel-Tongfang Digital TV Technology Co., Ltd.(1); the Supplemental Agreement thereto, dated August 18, 2007, among Beijing Super TV Co., Ltd., Novel-Tongfang Information Engineering Co., Ltd., Li Yang, Beijing Novel-Tongfang Digital TV Technology Co., Ltd. and Wei Gao(1); the No. 2 Supplemental Agreement thereto, dated June 20, 2008, among Beijing Super TV Co., Ltd., Beijing Novel-Super Digital TV Technology Co., Ltd., Novel-Tongfang Information Engineering Co., Ltd., Wei Gao and Junming Wu(3); the No. 3 Supplemental Agreement thereto, dated November 24, 2008, among Beijing Super TV Co., Ltd., Beijing Novel-Super Digital TV Technology Co., Ltd., Novel-Tongfang Information Engineering Co., Ltd., Junming Wu, Lei Zhang and Shizhou Shen(3); and the No. 4 Supplemental Agreement thereto, dated July 11, 2011, among Beijing Super TV Co., Ltd., Beijing Novel-Super Digital TV Technology Co., Ltd., Junming Wu, Lei Zhang, Shizhou Shen, Wenjun Wang and Tianxing Wang(6).

4.23(1)	Power of Attorney, dated September 1, 2005, of Novel-Tongfang Information Engineering Co., Ltd.

4.24(1)	Power of Attorney, dated August 18, 2007, of Wei Gao.

4.25(3)	Power of Attorney, dated June 20, 2008, of Junming Wu.

4.26(3)	Power of Attorney, dated November 24, 2008, of Shizhou Shen.

4.27(3)	Power of Attorney, dated November 24, 2008, of Lei Zhang.

4.28(1)	Entrusted Loan Agreement, dated August 23, 2004, among Beijing Super TV Co., Ltd., Beijing Novel-Tongfang Digital TV Technology Co., Ltd. and Bank of Beijing, Shangdi Branch.

4.29(1)	Entrusted Loan Agreement, dated July 13, 2004, among Beijing Super TV Co., Ltd., Novel-Tongfang Information Engineering Co., Ltd. and Bank of Beijing, Shangdi Branch.

4.30(1)	Entrusted Loan Agreement, dated August 25, 2005, among Beijing Super TV Co., Ltd., Novel-Tongfang Information Engineering Co., Ltd. and Bank of Beijing, Shangdi Branch.

4.31(1)	Loan Agreement, dated April 4, 2007, between Beijing Super TV Co., Ltd. and Novel-Tongfang Information Engineering Co., Ltd. and the related Entrusted Loan Agreement, dated April 12, 2007, among Beijing Super TV Co., Ltd., Novel-Tongfang Information Engineering Co., Ltd. and Bank of Beijing, Shangdi Branch.

4.32(3)	Loan Agreement, dated November 24, 2008, between Shizhou Shen and Beijing Super TV Co., Ltd.

4.33(3)	Loan Agreement, dated November 24, 2008, between Lei Zhang and Beijing Super TV Co., Ltd.

4.34(1)	Service Agreement, dated April 2, 2007, between Novel-Tongfang Information Engineering Co., Ltd. and Beijing Novel-Tongfang Digital TV Technology Co., Ltd.

4.35(1)	Interest Payment Agreement, dated November 30, 2006, between Beijing Novel-Tongfang Digital TV Technology Co., Ltd. and Beijing Super TV Co., Ltd.

4.36(1)	Form of Property Lease Agreement.

4.37(1)	Fixed Assets Transfer Agreement, dated March 28, 2007, between Beijing Novel-Tongfang Digital TV Technology Co., Ltd. and Beijing Super TV Co., Ltd.

Number	Description of Exhibit

4.38(1)	Form of Employment Agreement and related Form of Agreement on Confidentiality and Intellectual Property.

4.39(1)	Form of Non-Disclosure, Non-Competition, Commitment and Proprietary Information Agreement.

4.40(1)	Form of Indemnification Agreement for Directors.

4.41(1)	Amended and Restated 2005 Stock Incentive Plan of China Digital TV Holding Co., Ltd. and form of share option agreement.

4.42††(1)	Cooperation Agreement, dated January 5, 2007, between Beijing Novel-Tongfang Digital TV Technology Co., Ltd. and Jiangsu Qingda Science and Technology Industries Co., Ltd.

4.43(1)	Cooperation Agreement, dated July 18, 2007, between Beijing Novel-Tongfang Digital TV Technology Co., Ltd. and China Electronics Smart Card Co., Ltd.

4.44(1)	2008 Stock Incentive Plan of China Digital TV Holding Co., Ltd.

4.45(2)	Agreement for Equity Transfer of Beijing Novel-Super Digital TV Technology Co., Ltd., dated December 2007, between China Digital TV Technology Co., Ltd. and Golden Benefit Technology Co., Ltd.

4.46(3)	Intellectual Property Transfer Agreement, dated August 13, 2008, between Novel-Tongfang Information Engineering Co., Ltd. and Beijing Super TV Co., Ltd.

4.47(3)	Equity Transfer Agreement, dated October 5, 2008, between Beijing Super TV Co., Ltd. and Beijing Novel-Super Digital TV Technology Co., Ltd.

4.48(3)	Framework Agreement for Purchase of Computer Chips, dated December 12, 2008, between Beijing Super TV Co., Ltd. and Beijing Novel-Super Digital TV Technology Co., Ltd.

4.49(4)	Framework Agreement for Sale of Software Products, dated July 14, 2009, between Beijing Super TV Co., Ltd. and Beijing Novel-Super Digital TV Technology Co., Ltd.

4.50(4)	Equity Transfer Agreement, dated February 26, 2010, between Beijing Novel-Super Digital TV Technology Co., Ltd. and Beijing Shi Xun Hu Lian Technology Co., Ltd.

4.51(5)	Shareholders’ Agreement, dated December 1, 2010, between Beijing Super TV Co., Ltd. and Beijing Yuewu Yuntian Software Technology Co., Ltd.

4.52(5)	Shareholders’ Agreement, dated April 29, 2011, between Beijing Super TV Co., Ltd. and Beijing Ying Zhi Cheng Technology Co., Ltd.

4.53(5)	2010 Stock Incentive Plan of China Digital TV Holding Co., Ltd.

4.54(6)	Loan Agreement, dated July 11, 2011, between Lei Zhang and Beijing Super TV Co., Ltd.

4.55(6)	Loan Agreement, dated July 11, 2011, between Tianxing Wang and Beijing Super TV Co., Ltd.

4.56(6)	Loan Agreement, dated July 11, 2011, between Wenjun Wang and Beijing Super TV Co., Ltd.

4.57(6)	Capital Increase and Equity Transfer Agreement, dated July 11, 2011, between Junming Wu, Lei Zhang, Shizhou Shen, Wenjun Wang, Tianxing Wang and Beijing Novel-Super Digital TV Technology Co., Ltd.

Number	Description of Exhibit

4.58(6)	Power of Attorney, dated July 11, 2011, of Lei Zhang.

4.59(6)	Power of Attorney, dated July 11, 2011, of Shizhou Shen.

4.60(6)	Power of Attorney, dated July 11, 2011, of Tianxing Wang.

4.61(6)	Power of Attorney, dated July 11, 2011, of Wenjun Wang.

4.62(6)	Share Pledge Agreement, dated July 11, 2011, between Lei Zhang and Beijing Super TV Co., Ltd.

4.63(6)	Share Pledge Agreement, dated July 11, 2011, between Shizhou Shen and Beijing Super TV Co., Ltd.

4.64(6)	Share Pledge Agreement, dated July 11, 2011, between Tianxing Wang and Beijing Super TV Co., Ltd.

4.65(6)	Share Pledge Agreement, dated July 11, 2011, between Wenjun Wang and Beijing Super TV Co., Ltd.

4.66(6)	Written Undertaking, dated November 22, 2011, among Beijing Super TV Co., Ltd., Beijing Novel-Super Digital TV Technology Co., Ltd., Lei Zhang, Shizhou Shen, Wenjun Wang and Tianxing Wang.

4.67(6)	Power of Attorney, dated January 16, 2012, of Lei Zhang.

4.68(6)	Power of Attorney, dated January 16, 2012, of Shizhou Shen.

4.69(6)	Power of Attorney, dated January 16, 2012, of Tianxing Wang.

4.70(6)	Power of Attorney, dated January 16, 2012, of Wenjun Wang.

4.71(6)	Share Pledge Agreement, dated January 16, 2012, between Lei Zhang and Beijing Super TV Co., Ltd.

4.72(6)	Share Pledge Agreement, dated January 16, 2012, between Shizhou Shen and Beijing Super TV Co., Ltd.

4.73(6)	Share Pledge Agreement, dated January 16, 2012, between Tianxing Wang and Beijing Super TV Co., Ltd.

4.74(6)	Share Pledge Agreement, dated January 16, 2012, between Wenjun Wang and Beijing Super TV Co., Ltd.

4.75(6)	Supplemental Agreement to Loan Agreements, dated January 16, 2012, among Beijing Super TV Co., Ltd., Lei Zhang, Shizhou Shen, Wenjun Wang and Tianxing Wang.

4.76(6)	Supplemental Agreement, dated February 9, 2012, among Beijing Super TV Co., Ltd., Beijing Novel-Super Digital TV Technology Co., Ltd., Lei Zhang, Shizhou Shen, Wenjun Wang and Tianxing Wang.

4.77(6)	Cooperation Termination Agreement, dated November 9, 2011, between Dongguan SuperTV Video Info Co., Ltd. and the Dongguan branch of the Guangdong Broadcasting TV Network Co., Ltd.

Number	Description of Exhibit

4.78(6)	Capital Increase Agreement, dated May 24, 2011, among Beijing Super TV Co., Ltd., Beijing Novel-Super Digital TV Technology Co., Ltd., Ying Zhi Cheng Technology Co., Ltd. and Beijing Joysee Technology Co., Ltd.

4.79(6)	First Amendment to First Amended and Restated Shareholders Agreement of China Digital TV Holding Co., Ltd., dated June 14, 2011, among China Digital TV Technology Co., Ltd., Beijing Novel-Super Digital TV Technology Co., Ltd., China Cast Investment Holdings Limited, SB Asia Infrastructure Fund L.P., Capital International Private Equity Fund IV, L.P., CGPE IV, L.P. and certain other shareholders.

4.80	China Digital TV Holding Co., Ltd. 2012 Stock Incentive Plan

4.81	Second Supplemental Agreement to Loan Agreement, dated April 12, 2013, between Beijing Super TV Co., Ltd. and Tianxing Wang.

8.1	List of Subsidiaries of China Digital TV Holding Co., Ltd.

11.1(1)	Code of Business Conduct and Ethics of China Digital TV Holding Co., Ltd.

12.1	CEO Certification pursuant to Rule 13a-14(a).

12.2	CFO Certification pursuant to Rule 13a-14(a).

13.1	CEO Certification pursuant to Rule 13a-14(b).

13.2	CFO Certification pursuant to Rule 13a-14(b).

23.1	Consent of Deloitte Touche Tohmatsu Certified Public Accountants LLP.

23.2	Consent of Han Kun, PRC Lawyers.

††	Portions of the agreement have been omitted pursuant to a confidential treatment request and have been filed with the SEC separately with a confidential treatment request.
(1)	Previously filed as an exhibit to the Registration Statement on Form F-1 (File No. 333-146072) of China Digital TV Holding Co., Ltd. and incorporated herein by reference thereto.
(2)

Previously filed as an exhibit to the annual report on Form 20-F (File No. 001-33692) of China Digital TV Holding Co., Ltd. filed with the SEC on June 18, 2008 and incorporated herein by reference thereto.

(3)

Previously filed as an exhibit to the annual report on Form 20-F (File No. 001-33692) of China Digital TV Holding Co., Ltd. filed with the SEC on May 20, 2009 and incorporated herein by reference thereto.

(4)

Previously filed as an exhibit to the annual report on Form 20-F (File No. 001-33692) of China Digital TV Holding Co., Ltd. filed with the SEC on April 30, 2010 and incorporated herein by reference thereto.

(5)

Previously filed as an exhibit to the annual report on Form 20-F (File No. 001-33692) of China Digital TV Holding Co., Ltd. filed with the SEC on May 12, 2011 and incorporated herein by reference thereto.

(6)

Previously filed as an exhibit to the annual report on Form 20-F (File No. 001-33692) of China Digital TV Holding Co., Ltd. filed with the SEC on April 17, 2012 and incorporated herein by reference thereto.