Form 20-F/A
period 2012-12-31
China Digital TV Holding Co., Ltd.
filed 2013-05-14
CIK 1405503

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

EXPLANATORY NOTE

We are filing this Amendment No. 1 to our annual report on Form 20-F for the fiscal year ended December 31, 2012 originally filed with the Securities and Exchange Commission on April 16, 2013 (the “Annual Report”) for the sole purpose of furnishing the Interactive Data File as Exhibit 101.

No other changes have been made to the Annual Report. This Amendment does not reflect events that have occurred after the April 16, 2013 original filing date of the Annual Report, or modify or update the disclosures presented therein, except to reflect the amendment described above.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Amendment No. 1 to its annual report on Form 20-F on its behalf.

CHINA DIGITAL TV HOLDING CO., LTD.

By:	/s/ Jianhua Zhu
Name:	Jianhua Zhu
Title:	Chairman and Chief Executive Officer

Date: May 14, 2013

EXHIBIT INDEX

Exhibit Number	Description of Document

101.INS(1)	XBRL Instance Document

101.SCH(1)	XBRL Taxonomy Extension Schema Document

101.CAL(1)	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF(1)	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB(1)	XBRL Taxonomy Extension Label Linkbase Document

101.PRE(1)	XBRL Taxonomy Extension Presentation Linkbase Document

(1)

XBRL (eXtensible Business Reporting Language) information is furnished and (i) is deemed not filed or part of a registration statement or prospectus for purposes of Sections 11 or 12 of the Securities Act of 1933, as amended, (ii) is deemed not filed for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, and (iii) otherwise is not subject to liability under these sections.