Form 20-F
period 2013-12-31
China Digital TV Holding Co., Ltd.
filed 2014-04-22
CIK 1405503

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2013

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

As of December 31, 2013, 59,149,153 ordinary shares, par value US$0.0005 per share, were issued and outstanding.

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

INTRODUCTION

Except where the context otherwise requires and for purposes of this annual report only:

•	“ADSs” refers to our American depositary shares, each of which represents one ordinary share of CDTV Holding;

•	“ADRs” refers to American depositary receipts, which, if issued, evidence our ADSs;

•	“CA systems” refers to conditional access systems provided to the PRC’s digital television market, which consist of: (1) smart cards that are inserted into set-top boxes at the subscriber’s end, or terminal end; (2) software installed at the digital television network operator’s transmission point, or head end; and (3) software for set-top boxes, enabling digital television network operators to control the distribution of content and value-added services to their subscribers and block unauthorized access to their networks;

•	“China” or the “PRC” refers to the People’s Republic of China, excluding, for the purposes of this annual report, Hong Kong, Macau and Taiwan;

•	“RMB” or “Renminbi” refers to the legal currency of China;

•	“U.S. dollars” or “US$” refers to the legal currency of the United States; and

•	“U.S. GAAP” refers to generally accepted accounting principles in the United States.

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

These forward-looking statements involve various risks and uncertainties. These forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual results may differ materially from the information contained in the forward-looking statements as a result of a number of factors, including, without limitation, the risk factors set forth in “Item 3. Key Information—D. Risk Factors” and the following:

•	general economic and business conditions in the PRC and elsewhere;

•	governmental, statutory, regulatory or administrative initiatives affecting us;

•	trends in the PRC’s digital television broadcasting industry, including the continued progress of digitalization in the PRC and the continued growth of digital television network operators;

•	future profitability of our business and operations;

•	exchange rate fluctuations between the Renminbi and other currencies; and

•	the availability of qualified management and technical personnel.

Due to these risks, uncertainties and assumptions, the forward-looking events and circumstances discussed in this annual report may not occur in the way we expect, or at all. Accordingly, you should not place undue reliance on any forward-looking information. The forward-looking statements made in this annual report relate only to events or information as of the date on which the statements are made in this annual report. We undertake no obligation to update or otherwise revise the forward-looking statements in this annual report, whether as a result of new information, future events or otherwise.

PART I

Item 1.	Identity of Directors, Senior Management and Advisers

Not Applicable.

Item 2.	Offer Statistics and Expected Timetable

Not Applicable.

Item 3.	Key Information

A.	Selected Financial Data

Our Selected Consolidated Financial Data

The following selected consolidated financial data should be read in conjunction with “Item 5. Operating and Financial Review and Prospects” and our audited consolidated financial statements and the notes thereto included elsewhere in this annual report on Form 20-F. The selected consolidated statement of operations data for the years ended December 31, 2011, 2012 and 2013, and the selected consolidated balance sheet data as of December 31, 2012 and 2013 set forth below are derived from our audited consolidated financial statements included elsewhere in this annual report. The selected consolidated statement of operations data for the years ended December 31, 2009 and 2010 and the selected historical consolidated balance sheet data as of December 31, 2009, 2010 and 2011 set forth below are derived from our audited consolidated financial statements which are not included in this annual report.

Our audited historical consolidated financial statements have been prepared and presented in accordance with U.S. GAAP.

Our historical results for any prior period do not necessarily indicate our results to be expected for any future period.

	For the years ended December 31,
	2009		2010		2011		2012		2013
	(In thousands of U.S. dollars, except share and per share data)
Consolidated Statements of Operations Data:
Revenues
Products	US$	49,146	US$	82,518	US$	95,162	US$	85,319	US$	82,926
Services		5,918		5,225		5,378		4,925		5,521

Total revenues		55,064		87,743		100,540		90,244		88,447
Business tax		(360)		(620)		(1,445)		(1,501)		(1,283)

Net revenues		54,704		87,123		99,095		88,743		87,164
Cost of revenues
Products		9,716		15,148		16,100		16,880		17,009
Services		3,686		3,040		3,027		3,952		4,652

Total cost of revenues		13,402		18,188		19,127		20,832		21,661
Gross profit		41,302		68,935		79,968		67,911		65,503

Total operating expenses		20,775		25,325		35,240		40,452		44,167
Income from operations		20,527		43,610		44,728		27,459		21,336
Interest income		6,070		5,294		6,810		6,318		1,901
Interest expense		—		—		(1,452)		(739)		—
Gain/(loss) from forward contracts		—		—		404		(690)		—
Impairment loss on long-term investments		—		(5,000)		—		(4,487)		—
Other (expense)/income		(65)		(92)		594		549		534

Income before income taxes		26,532		43,812		51,084		28,410		23,771
Income tax expense		1,261		10,250		9,762		22,232		727
Net income before income/(loss) from equity method investments		25,271		33,562		41,322		6,178		23,044

Income/(loss) from equity method investments, net of income taxes		20		(151)		(1,052)		(640)		(468)

Net income		25,291		33,411		40,270		5,538		22,576

	For the years ended December 31,
	2009		2010		2011		2012			2013
	(In thousands of U.S. dollars, except share and per share data)
Net loss attributable to noncontrolling interest		(13)		(10)		(730)		(1,389)			(1,832)

Net income attributable to holders of ordinary shares	US$	25,304	US$	33,421	US$	41,000	US$	6,927		US$	24,408

Earnings per share data:
Net income per ordinary share—basic	US$	0.44	US$	0.57	US$	0.70	US$	0.12		US$	0.41
Net income per ordinary share—diluted	US$	0.43	US$	0.57	US$	0.69	US$	0.12		US$	0.41
Weighted average shares used in calculating basic net income per share—ordinary shares		57,728,009		58,313,467		58,934,912		59,011,396			59,111,594
Weighted average shares used in calculating diluted net income per share		58,591,072		58,779,027		59,075,466		59,092,804			59,176,457

Consolidated Balance Sheet Data:
Cash and cash equivalents	US$	131,087	US$	148,944	US$	201,557	US$	130,697		US$	79,085
Total assets		263,488		273,642		321,338		193,565			148,806
Total liabilities		10,464		94,622		111,016		110,402	*		37,834
Total China Digital TV Holding Co., Ltd. shareholders’ equity		253,024		178,500		206,442		80,458	*		110,036
Noncontrolling interest		—		520		3,880		2,705			936
Total liabilities and equity	US$	263,488	US$	273,642	US$	321,338	US$	193,565		US$	148,806

*	The amount reflects an adjustment to dividend payable included in total liabilities and additional paid-in capital included in equity, respectively, in the amount of US$971,377 to the amount reported in our unaudited financial results for the three months and full year ended December 31, 2012 announced on February 26, 2013 to rectify an error.

Exchange Rate Information

Our business is primarily conducted in China and substantially all of our revenues are denominated in Renminbi. We present our historical consolidated financial statements in U.S. dollars. In addition, solely for the convenience of the reader, this annual report contains translations of certain Renminbi amounts into U.S. dollars at specific rates. For January 1, 2009 and all later dates and periods, the exchange rate refers to the exchange rate as set forth in the H.10 statistical release of the Federal Reserve Board. Unless otherwise indicated, conversions of Renminbi into U.S. dollars in this annual report are based on the exchange rate on December 31, 2013. We make no representation that any Renminbi amounts could have been, or could be, converted into U.S. dollars or vice versa, as the case may be, at any particular rate, the rates stated below, or at all. For a detailed explanation of the risk of currency rate fluctuations, please see “Risk Factors—Risks Relating to the People’s Republic of China—Fluctuations in exchange rates could result in foreign currency exchange losses.” The PRC government imposes controls over its foreign currency reserves in part through direct regulation of the conversion of Renminbi into foreign exchange and through restrictions on foreign trade.

On April 18, 2014, the daily exchange rate reported by the Federal Reserve Board was RMB6.2240 to US$1.00. The following table sets forth additional information concerning exchange rates between Renminbi and U.S. dollars for the periods indicated. These rates are provided solely for your convenience and are not necessarily the exchange rates that we use in this annual report or will use in the preparation of our future periodic reports or any other information to be provided to you.

	RMB per US$1.00
	High	Low
October 2013	6.1209	6.0815
November 2013	6.0993	6.0903
December 2013	6.0927	6.0537
January 2014	6.0600	6.0402
February 2014	6.1448	6.0591
March 2014	6.2273	6.1183
April 2014 (through April 18, 2014)	6.2240	6.1966

The following table sets forth the average exchange rates between Renminbi and U.S. dollars for each of 2009, 2010, 2011, 2012 and 2013 calculated by averaging the exchange rates on the last day of each month during each of the relevant years.

Average Exchange Rate

RMB per US$ 1.00
2009	6.8295
2010	6.7603
2011	6.4475
2012	6.2990
2013	6.1412

B.	Capitalization and Indebtedness

Not Applicable.

C.	Reasons for the Offer and Use of Proceeds

Not Applicable.

D.	Risk Factors

You should carefully consider all of the information in this annual report, including the risks and uncertainties described below, before deciding to invest in our ADSs. The trading price of our ADSs could decline due to any of these risks and uncertainties, and you may lose all or part of your investment.

Risks Relating to Our Business and Industry

The PRC television broadcasting industry may not continue to digitalize as quickly as we expect, which would materially reduce our revenues and net income.

Our future success depends upon the pace at which PRC television network operators continue switching from analog to digital transmission. In particular, various factors, including those beyond our control, may cause PRC television network operators to convert from analog to digital transmission at a slower pace. Moreover, although the PRC government has strongly encouraged cable television network operators to digitalize their networks and has set a target of 2015 for all analog channels to be switched off (except for those required to be retained during the transition period), it may relax or cancel the 2015 target. The pace of digitalization may also be slowed down as a result of uncertainties in the change of industrial policies. In addition, PRC television viewers may fail to subscribe to digital television services in sufficient numbers to support wide-scale digitalization. PRC television network operators may also decide that the commercial benefits of digitalization are outweighed by the costs or other commercial or policy considerations. If any of these or other factors were to cause the pace of digitalization to proceed significantly more slowly than we anticipate, our sales of CA systems, in particular smart cards, would suffer significantly, and our revenues and net income would be materially reduced.

Changes in the regulatory environment of, and government policies towards, the PRC television broadcasting industry could have a material adverse effect on our business, financial condition and results of operations.

Strong PRC government support has been a significant driver of the PRC television broadcasting industry’s transition from analog to digital transmission. Although the PRC government has set a target of 2015 for all cable television networks to switch to digital transmissions, terminating all analog transmissions except for up to six channels that will continue in service for the benefit of those unable to afford digital television, we cannot assure you that the government will not change or adjust its digitalization policies at any time, including canceling or relaxing the target date for completing such digitalization. If the digitalization process in the PRC were to be slowed down or otherwise adversely affected by any government action or inaction, we may not be able to develop a broader customer base or attract new business from existing customers, and our growth and prospects would be materially and adversely affected.

Furthermore, the television broadcasting industry in the PRC is highly regulated. Government regulations with respect to television broadcasting content, the amount and content of advertising, the pricing of pay-television subscriptions, the role of private-sector investment and the role of foreign investment significantly influence the business strategies and operating results of our customers. For example, the PRC State Administration of Press, Publication, Radio, Film and Television (formerly, the PRC General Administration of Press and Publication and the PRC State Administration of Radio, Film and Television), or the SAPPRFT, issues licenses without which our customers cannot operate, and may withdraw such licenses for violation of its regulations. Among other things, the SAPPRFT must approve the creation of new premium content channels and has the power to order television network operators to stop airing programs or advertising that it considers illegal or inappropriate. Any adverse government actions against television network operators could in turn cause us to lose existing or potential customers.

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

We cannot assure you that television network operators will be successful in promoting digital television or value-added services. In particular, television viewers in the PRC are accustomed to receiving television programming and content for free or at a very low price. Even viewers who are accustomed to paying for cable television subscriptions have historically paid very low rates and may not be willing to pay significantly higher rates for digital television services, or additional fees for value-added services. If digital television network operators are unable to develop unique and compelling content to differentiate their product offerings from the content provided through analog transmissions or offer value-added services that meet viewers’ needs at an affordable price, these operators may find it difficult to persuade viewers to accept the pay-television model or pay more for digital television or value-added services than viewers have historically paid for analog television. In that event, our customers’ digital subscriber numbers may not grow and we may be unable to sustain our current level of revenues, net income and/or growth.

If large numbers of television network operators who have already installed our CA system head-end software do not purchase sufficient quantities of our smart cards, our financial condition and results of operations would be materially and adversely affected.

Television network operators who purchase and install our CA systems head-end software generally purchase our smart cards in batches over a period from several months to several years as they roll out digital services to their subscribers in stages. Substantially all of our revenues are derived from the sale of smart cards to customers who are engaged in such service roll-outs. However, certain television network operators have in the past installed our CA systems head-end software and subsequently failed to purchase sufficient quantities of our smart cards. Factors that may cause a television network operator to suspend or halt its digitalization using our products include, but are not limited to, changes in such television network operator’s management priorities or financial position, and a decision by such television network operator to carry out digitalization using the CA systems of a competitor.

In January 2010, the PRC government stepped up its policy to encourage convergence of television broadcasting, telecommunications and Internet services. Although this policy may lead to acceleration of the digitalization of cable networks as the cable operators prepare themselves for potential competition from telecommunications operators, it may also have a material adverse effect on our business. In particular, as a response to that policy, and as an important measure to strengthen the competitiveness of the cable television industry as a whole, the SAPPRFT has increased its efforts to consolidate the cable television industry. As a result, some provincial cable operators have completed consolidation of and gained increasing influence over the municipal cable operators, including the latter’s purchase and investment decisions. If the provincial cable operators, who may be CA customers of our competitors or otherwise prefer our competitors’ products, direct the municipal cable operators to suspend or cancel their orders for our smart cards or purchase smart cards from our competitors, our business could suffer.

Furthermore, the SAPPRFT released a unified CA systems standard in March 2012, which requires a unified CA system that is compatible with different terminals developed by different vendors to be used. Although this standard has not yet been implemented, upon such implementation, it would allow television network operators greater flexibility in selecting vendors of CA systems and related upgrades, including those of our competitors.

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

CA systems vendors in more mature digital television markets, such as the United States and Europe, derive revenues not only from the purchase of new CA systems by television network operators who are switching from analog to digital transmissions, but also from the purchase of new and replacement smart cards, system upgrades and new value-added services by existing customers. In the PRC, however, cable television network operators are still in the process of purchasing CA systems and introducing digital content and services to their subscribers. To date, none of our customers have made a follow-on purchase for system upgrades or card replacements. As a result, the success of our business depends primarily on our ability to attract a continuing stream of customers who are switching from analog to digital transmission. As the digitalization process in the PRC continues to progress in light of the targeted completion in the year 2015, the number of cable television network operators who have not switched from analog to digital transmission, who are the prospective customers of our CA systems, has been decreasing significantly. If we are unable to continue attracting sufficient numbers of such customers, or to develop a significant additional source of recurring revenues, our revenues and profitability may be materially reduced and our prospects may suffer.

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

The revenues generated by our top five customers for a particular year as a percentage of our total revenues declined from 25.1% in 2009 to 20.6% in 2013. However, we currently still derive, and we expect to continue to derive, a significant portion of our revenues from a limited number of customers, although the particular customers may vary from period to period. As digital cable television systems are still at the developing stage in the PRC, the largest shipments of smart cards tend to be to operators who are launching new digital transmission systems and need to purchase in bulk for their established networks. If a customer significantly reduces the volume of its purchases from us, defers or cancels orders or terminates its relationship with us, our revenues and net income could decline significantly and, as a result, our financial condition and results of operations could be materially and adversely affected.

Our business may suffer if cable television network operators, who currently comprise our primary customer base, fail to compete effectively with existing and emerging alternative platforms for delivering television programs, including terrestrial networks, Internet Protocol television, mobile television and satellite broadcasting networks.

Our existing customers are mainly cable television network operators in the PRC, which compete with traditional terrestrial television networks for the same pool of viewers. As technologies continue to develop, other means of delivering information and entertainment to television viewers are also continuing to evolve. For example, some telecommunications companies in the PRC are seeking to compete with terrestrial broadcasters and cable television network operators by offering Internet Protocol television, or IPTV, which allows telecommunications companies to stream television programs through telephone lines. The SAPPRFT has issued seven IPTV licenses, and seven Internet TV licenses for integration platforms, and it may issue significantly more IPTV and Internet TV licenses in the future. The SAPPRFT also issued a broadcast license in 2006 to the PRC’s first direct satellite broadcast company, which began operation in 2008. A television operator has also been offering mobile television services since 2009. We may not be as successful in selling our CA systems to the operators of IPTV, or terrestrial, satellite or mobile television networks as we have been in selling to cable television network operators. To the extent that the terrestrial television networks, telecommunications companies or satellite television network operators compete successfully with cable television network operators for viewers, the ability of our existing cable customer base to attract and retain subscribers may be severely disrupted. As a result, demand for additional smart cards could falter and our business, financial condition and results of operations would be materially and adversely affected.

Our business could be harmed if the security of our customers’ networks is compromised due to a failure of our CA systems or a security breach of the software or hardware supplied by other vendors.

We face risks relating to a failure of our CA systems to block unauthorized access to the television networks of our customers. Our CA systems use a combination of signal scrambling and encryption to prevent unauthorized viewing of our customers’ television programs. An important component of our CA systems is the smart cards we provide for our customers’ individual subscribers. Unauthorized viewing and use of content could be accomplished by counterfeiting our smart cards, stealing our system’s authorization messages or security codes, or in any other way thwarting our CA systems’ security features. Any significant security breach could require us to develop and implement solutions that could be costly or time-consuming, or to replace an operator’s smart cards at our own expense. For example, pursuant to our contracts with buyers of our CA systems, if we were unable to remedy such security breach with system modifications, we could be obligated to replace the cards free of charge if the breach occurs within the first year (or in some cases, within the first two or three years) after the sale. Even though we have not experienced any significant counterfeiting or other security breach, we cannot assure you that our current assumptions regarding the security of our CA systems are reasonable. We could be obligated to incur a significant portion of the cost of replacing our smart cards in future years if any significant counterfeiting or security breach occurs. See “Item 4. Information on the Company—B. Business Overview—Our Products and Services—CA Systems.” The cost of smart card replacement and the damage to our reputation could have a material adverse effect on our business, financial condition and results of operations.

In addition to our CA systems, the secured transmission of digital television programming also relies on certain other software and hardware components, such as set-top boxes supplied by other vendors, used by our customers’ digital television networks. A security breach of any of these other software and hardware components could result in unauthorized access to the television networks of our customers. For example, in November 2007, it was discovered that an individual located in the city of Daqing in Heilongjiang Province had provided shared access to the local digital television network to over 100 other persons without authorization by hacking into certain set-top boxes used on that network, which do not have advanced security features due to cost considerations. We believe we are not liable for such security breach of software or hardware components that are supplied by other vendors under the terms of our contractual arrangements. However, our business, financial conditions and results of operations could still be materially and adversely affected if these security breaches result in the affected television network operators having difficulty recruiting new subscribers or retaining existing subscribers. Furthermore, as our CA systems are used on the affected networks, our reputation could also be severely harmed by being associated with such security breaches on our customers’ networks.

We generally do not have long-term contracts with suppliers of computer chips or the companies that manufacture our smart cards. If any of our computer chip suppliers or smart-card manufacturers is unable to fulfill our orders in time or at all, we may be unable to deliver smart cards to our customers.

As a general matter, we do not have long-term contracts with our suppliers. We purchase substantially all of the computer chips that are used in our smart cards from two suppliers, STMicroelectronics, or STM, and Infineon Technologies AG, or Infineon. In addition, we have arrangements with a number of smart-card manufacturers, including China Electronics Smart Card Co., Ltd., or China Electronics, the China Sciences Group and Axalto Smart Card Technology Co., to embed the computer chips into plastic cards. We typically place purchase orders with our computer chip and smart card suppliers as needed to meet our customers’ demand. Our computer chip and smart card suppliers are generally not under any contractual obligation to accept our purchase orders or fulfill them within our desired time frame. However, we currently maintain a one-year contract with each of China Electronics and the China Sciences Group that requires them to fulfill our orders in accordance with an agreed schedule. Any significant delay or failure by any of our suppliers or manufacturers to fulfill our orders for computer chips or smart cards could force us to obtain computer chips or smart cards from alternative sources at higher cost, which would reduce our operating margins, or could prevent us from delivering smart cards in the required quantities to our customers on a timely basis. Any such failure by us could have a material adverse effect on our reputation and ability to retain customers, as well as our business, financial condition and results of operations, and may also subject us to claims for compensation from our customers.

We face intense competition, which could reduce our market share and harm our financial performance.

The market for digital television CA systems and software applications is intensely competitive. Several of the world’s leading developers and producers of CA systems, including Irdeto Access B.V. and NDS Limited, operate in the PRC market. We also compete with domestic CA systems vendors, including Sumavision Technologies Co., Ltd. and DVN Holdings Ltd. Some of our competitors have substantially greater financial, technical and other resources than we do, and may respond more quickly than we could to technological or commercial changes in our industry. In addition, some competitors offer their CA systems at a lower price or with a longer credit term than we do. We may need to reduce our prices to compete with them, which may lead to reduced margins or loss of market share. We cannot assure you that we will be able to compete effectively in the market for digital television CA systems and software applications in the PRC. See “Item 4. Information on the Company—B. Business Overview—Competition.”

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

We have been pursuing strategies to expand and diversify our revenues, including developing and commercializing new solutions and products, such as value-added digital television services, cloud computing technology-based digital video delivery solutions and advanced digital television terminals. To this end, we established Beijing Novel-Super Media Investment Co., Ltd., or N-S Media Investment, Beijing Cyber Cloud Co., Ltd., or Cyber Cloud, and Beijing Joysee Technology Co., Ltd., or Joysee, over the past several years. See “Item 4. Information on the Company—A. History and Development of the Company.” However, we have no prior experience cooperating with television network operators or other third parties in providing new solutions and products, and may not be successful in doing so. In addition, our attempts to develop this new business model may be time-consuming and may distract our management from developing our existing lines of business, which could have a material adverse effect on our business, financial condition and results of operations.

We may face difficulties implementing our acquisition strategy, including identifying suitable opportunities and integrating acquired businesses and assets with our existing operations.

As part of our business strategy, we intend to enhance our capabilities by acquiring other companies, businesses or technologies that complement our existing business or enhance our product portfolio and proprietary technology. However, our ability to implement our acquisition strategy will depend on our ability to identify suitable acquisition candidates, our ability to compete effectively to attract and reach agreement with acquisition candidates on commercially reasonable terms and the availability of financing to complete larger acquisitions, as well as our ability to obtain any required shareholder or government approvals. In addition, any particular acquisition may not produce the intended benefits. For example, we may not be successful in integrating acquisitions with our existing operations and personnel, and the process of integration may cause unforeseen operating difficulties and expenditures and may divert significant attention of our management that would otherwise be available for the ongoing development of our business. If we make future acquisitions, we may issue new shares that dilute the interests of our other shareholders, expend cash, incur debt, assume contingent liabilities or create additional expenses related to the impairment of goodwill or the amortization of other intangible assets with estimable useful lives.

Our business could be harmed if a defect in our software, technology or services interferes with, or causes any failure in, our customers’ systems.

Our software and technology are integrated into the television transmission infrastructure of our customers. Accordingly, a defect, error or performance problem with our software or technology could interfere with, or cause a critical component of, one or more of our customers’ systems to fail for a period of time. Any negligence or error of our employees in the course of their performance of system integration, upgrade or maintenance services for our customers may also cause malfunctioning, suspension or failure of our customers’ systems. Occurrence of such incidents could result in claims for substantial damages against us, regardless of whether we are responsible for such failure. Any claim brought against us could be expensive to defend and require the expenditure of a significant amount of resources, regardless of whether we prevail. In addition, we do not currently maintain any product or business liability insurance. Although we have not experienced any such material interference or failure in the past, our potential exposure to this risk may increase as sales of our products and customer demand for our upgrade or maintenance services grow. Any future problem in this area could cause severe customer service problems and reputational damage.

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

The applicable PRC regulations generally require a company that engages in the production and sale of encryption products to obtain two licenses, one for the production of encryption products and the other for the sale and distribution of encryption products, and the implementation rules for issuing these two licenses were promulgated in December 2005. Under these regulations and implementation rules, a company generally is only allowed to produce and/or sell encryption products that use algorithms designated by the encryption authority and such products shall also be certified by the encryption authority. In addition, these regulations and implementation rules also require a company to obtain prior approval from the encryption authority for the export of encryption products. The encryption authority initially designated permitted algorithms for CA systems in 2007 and a final and official designation remains pending. Like many other vendors of CA systems in the PRC, N-S Digital TV has been producing and selling CA systems using algorithms other than those initially designated by the encryption authority. We understand that, in practice, the PRC government has allowed a transition period, of a duration yet to be determined at its sole discretion, for vendors of CA systems to comply with this requirement to use the algorithms to be finally and officially designated by the government. See “Item 4. Information on the Company—B. Business Overview— Regulation—Regulation of Encryption Industry.” N-S Digital TV has engaged in the production and sale of encryption products since its establishment in May 2004, but it did not obtain the license for the production of encryption products until June 2006 and the license for the sale of encryption products until September 2008. In December 2008 and February 2009, certain CA system products we developed by using the algorithms designated by the encryption authority were certified by the encryption authority. However, we have not decided when N-S Digital TV will produce and sell those products using the designated algorithms, and various factors, in addition to the permissible transition period for adoption, will affect this decision, including whether products using algorithms designated by the encryption authority will be generally accepted by the cable television industry (including CA system vendors and cable television operators). Furthermore, N-S Digital TV has engaged in the export of encryption products since 2010, but it did not obtain the prior approval from the encryption authority for such export. If N-S Digital TV fails to adopt the algorithms designated by the encryption authority for any of CA systems products it produces and sells by the end of the transition period or at any time during the transition period at the request of the government, it may be required to discontinue the production and sale of its non-compliant CA systems. If the relevant PRC government authorities deem N-S Digital TV’s production of encryption products prior to June 2006, sale of encryption products prior to September 2008 or export of encryption products since 2010 to be in violation of the applicable regulations, they may impose sanctions against N-S Digital TV. These sanctions may include confiscation of income from non-compliant activities, fines of up to three times the amount of income from non-compliant activities and revocation of the licenses already issued. Imposition of such sanctions may result in material disruptions to our business operations, damage to our reputation and significant financial losses.

Enforcement of certain PRC regulatory requirements regarding the use of encryption products may prevent prospective customers from purchasing our CA systems.

The applicable PRC regulations require users to use only encryption products that are certified by the encryption authority. The CA systems we currently produce and sell have not been certified by the encryption authority because we have not adopted the government-designated algorithms for such CA systems. We believe that because the PRC government provides for a transition period, which will be for a duration to be determined at its sole discretion, for us to adopt the algorithms to be finally and officially designated by the government, it is unlikely that the government will enforce the above-mentioned regulatory requirements with respect to the use or purchase of our CA systems during that transition period. In December 2008 and February 2009, certain CA system products we developed by using the algorithms designated by the encryption authority were certified by the encryption authority. However, as stated above, we have not decided when N-S Digital TV will produce and sell those CA system products certified by the encryption authority and various factors, in addition to the permissible transition period for adoption, will affect this decision. If we have not obtained the certification for the CA systems that we produce and sell upon the expiration of the transition period or at an earlier time the PRC government may otherwise require, enforcement of the above-mentioned regulatory requirements could prevent our prospective customers from purchasing our non-compliant CA systems, which could materially reduce our revenues and net income. In addition, even if we produce and sell products certified by the PRC encryption authority, we cannot assure you that we will be able to successfully market and sell such products.

We may incur development costs in order to use the algorithms designated by the PRC encryption authority for CA systems.

A company generally is only allowed to produce and/or sell encryption products that have adopted the algorithms designated by the PRC encryption authority. As the encryption authority did not designate any algorithms for CA systems until 2007, we have been using algorithms in our CA systems other than those designated by the encryption authority. If we are required by the government authorities to instead use the algorithms designated by the encryption authority in our CA systems, we may incur costs to develop new products adopting such algorithms. Development costs, the amount of which remains unclear, may cause our profit margin to decline significantly as well as materially reduce our profitability.

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

Our success depends largely on our ability to use and develop our technology and know-how without infringing the intellectual property rights of third parties. The validity and scope of any claims relating to our technology patents would involve complex technological, legal and factual questions and analyses and, as a result, the outcome of such claims would be highly uncertain. We may be subject to litigation involving claims of patent infringement or violation of other intellectual property rights of third parties. The defense of such claims would be both costly and time-consuming, and could significantly divert the efforts and resources of our management and technical personnel. An adverse determination in any such litigation or proceedings to which we may become a party could subject us to significant liability to third parties, require us to seek licenses from third parties, pay ongoing royalties or redesign our products, or subject us to injunctions prohibiting the manufacture and sale of our products or the use of our technologies. Protracted litigation could also result in our customers or potential customers deferring or limiting their purchase or use of our products until resolution of such litigation. In addition, we could face disruptions to our business and damage to our reputation, and our financial condition and results of operations could be materially adversely affected.

We face risks associated with the marketing, distribution and sale of our products internationally, which could impair our ability to expand our business abroad.

In 2012 and 2013, we derived 6.4% and 12.3%, respectively, of our sales from outside the PRC. The international marketing, distribution and sale of our products expose us to a number of risks, including:

•	fluctuations in currency exchange rates;

•	difficulty in engaging and retaining distributors that are knowledgeable about, and are able to function effectively in, overseas markets;

•	increased costs associated with maintaining marketing efforts in various countries;

•	difficulty and cost relating to compliance with different commercial and legal requirements in the overseas markets;

•	inability to obtain, maintain or enforce intellectual property rights; and

•	trade barriers such as export requirements, tariffs, taxes and other restrictions and expenses.

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

Our operating results may fluctuate significantly from quarter to quarter, which could materially and adversely affect the price of our ADSs.

Our quarterly operating results have varied significantly in the past and are likely to continue to vary significantly in the future. Our quarterly revenues may fluctuate as a result of a number of factors, many of which are outside of our control. For example, our quarterly revenues substantially depend upon the timing of smart card orders placed by our customers. A significant portion of our quarterly revenues has generally reflected orders from a limited number of large customers for our CA systems. Our cost of revenues and operating expenses may also fluctuate from quarter to quarter. As a result, you may not be able to rely on period-to-period comparisons of our operating results as an indication of our future performance. In addition, our actual quarterly results may differ from market expectations, which may cause the price of our ADSs to decline significantly.

Failure to manage our growth or develop appropriate internal organizational structures, internal control environment and risk monitoring and management systems in line with our growth could have a material adverse effect on our business and prospects.

Our business and operations have expanded since our inception. Significant management resources must be expended to develop and implement appropriate structures for internal organization and information flow, an effective internal control environment and risk monitoring and management systems in line with our growth, as well as to hire and integrate qualified employees into our organization. We cannot assure you that our existing internal control and risk monitoring and management systems would continue to be adequate. If we fail to appropriately develop and implement structures for internal organization and information flow, an effective internal control environment and a risk monitoring and management system, we may not be able to identify unfavorable business trends, administrative oversights or other risks that could materially and adversely affect our business, financial condition and results of operations.

If we fail to maintain an effective system of internal control over financial reporting, our ability to accurately and in a timely manner report our financial results or prevent fraud would suffer. As a result, investor confidence and the trading price of our ADSs may be materially and adversely impacted.

We are subject to the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act. Section 404 of the Sarbanes-Oxley Act requires that we include a report of management on our internal control over financial reporting in our annual report on Form 20-F. In addition, our independent registered public accounting firm must report on the effectiveness of our internal control over financial reporting. Our management concluded that our internal control over financial reporting was effective as of December 31, 2013, the end of the period covered by this annual report, and our independent registered public accounting firm opined that we maintained effective internal control over financial reporting of the same period. However, we may fail to maintain effective internal control over financial reporting in the future, in which case we and the independent registered public accounting firm may not be able to conclude that we have effective internal control over financial reporting. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, or the relevant regulators, may disagree. If such independent registered public accounting firm is not satisfied with our internal control or the level at which our control is documented, designed, operated or reviewed, or if it interprets the relevant requirements differently than we do, then it may not be able to issue an unqualified opinion. In addition, our reporting obligations as a public company may place a significant strain on our management, operational and financial resources and systems for the foreseeable future.

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

We were classified as a passive foreign investment company, or PFIC, in 2013, which resulted in adverse United States federal income tax consequences to U.S. holders of our ADSs and may result in additional adverse United States Federal income tax consequences to such holders in subsequent years.

Based on analyses of the value of our assets as of December 31, 2013, we were a PFIC during the taxable year 2013 for U.S. federal income tax purposes. We have substantial passive assets in the form of cash and cash equivalents, among others, and can provide no assurance that we will not continue to be classified as a PFIC for the taxable year 2014 or future taxable years, as PFIC status is tested each year and depends on our assets and income in such year. Our PFIC status for the current taxable year 2014 will not be determinable until the close of the taxable year ending December 31, 2014.

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

In any taxable year in which we are classified as a PFIC, and you are a U.S. holder of our ADSs or shares, unless you make a mark-to-market election, you will generally be taxed at higher ordinary income rates, rather than lower capital gain rates, if you dispose of our ADSs or shares for a gain, even if we are not a PFIC in the year of disposition. In addition, a portion of the tax imposed on your gain would be increased by an interest charge if you dispose of our ADSs or shares in a year after the first year in which we were treated as a PFIC that you hold our ADSs or shares. Similar treatment would apply if you receive distributions from us that are characterized as “excess distributions.” Moreover, you will not be able to benefit from any preferential tax rate with respect to any dividend distribution that you may receive from us in a year in which we are a PFIC or in the following year. Finally, you will also be subject to special United States federal income tax reporting requirements. For more information on the United States federal income tax consequences to you that would result from our classification as a PFIC, including the consequences of making a mark to market selection, see “Item 10. Additional Information—E. Taxation—United States Federal Income Taxation—PFIC Rules.” You should consult your tax advisor regarding the application of the PFIC rules to your investment in our ADSs or shares.

Our bank accounts are not insured or similarly protected against loss.

As of December 31, 2013, approximately 90.7% of our bank deposits were placed with 2 commercial banks in the PRC. Unlike certain other jurisdictions, applicable PRC laws do not require that banks provide deposit insurance or similar protections to depositors in the PRC. As a result, our bank accounts are not insured or similarly protected. If a commercial bank with which we have placed our cash deposits becomes insolvent, or if we are otherwise unable to withdraw funds, we may be unable to recover the cash on deposit with that bank. As a result, our liquidity and cash flows, as well as financial condition and results of operations, could be materially and adversely affected.

Risks Relating to Our Corporate Structure

If the PRC government determines that N-S Digital TV is a vendor of non-PRC CA systems by virtue of the agreements that establish the structure for operating our business, we could face difficulty selling our CA systems in the PRC.

SAPPRFT policy requires any cable television network operator who uses a non-PRC CA system to install a parallel PRC CA system. Under this policy, vendors of non-PRC CA systems may sell only to cable network operators who have already installed a PRC CA system or who are willing to purchase a parallel PRC CA system. This may result in a competitive disadvantage for vendors of non-PRC CA systems relative to vendors of PRC CA systems. Such policy does not expressly indicate whether the CA systems produced by a foreign-invested company incorporated in the PRC, such as our subsidiary Beijing Super TV Co., Ltd., or Super TV, fall into the category of non-PRC CA systems. In light of this ambiguity, in order to avoid our CA systems being deemed non-PRC CA systems, we have established N-S Digital TV, which is wholly owned by PRC persons, to produce and sell our CA systems. We do not have any equity interest in N-S Digital TV and instead enjoy the economic benefits of, and have substantive control over, N-S Digital TV through contractual arrangements with N-S Digital TV and its shareholders. N-S Digital TV also holds the licenses and approvals that are essential to our business, and we derive a significant portion of our revenues from N-S Digital TV.

There are substantial uncertainties regarding the interpretation and application of the above-described PRC government policy and relevant PRC laws, rules and regulations. Accordingly, the PRC government may determine that N-S Digital TV is a vendor of non-PRC CA systems by virtue of our contractual arrangements with N-S Digital TV and its shareholders. If N-S Digital TV is deemed to be a vendor of non-PRC CA systems by the PRC government, cable network operators may cancel their orders for our CA systems to avoid being required to install a parallel PRC CA system, and we may also lose potential customers who are not willing, or have no plan, to install a parallel PRC CA system for economic or other reasons. As a result, our business, financial condition and results of operations could be materially and adversely affected.

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

We conduct substantially all of our CA systems business through N-S Digital TV, a PRC company that we control through contractual arrangements. For a description of such contractual arrangements, see “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions.” As the applicable PRC laws, rules and regulations are evolving and subject to differing interpretations, there exist substantial uncertainties regarding the validity and enforceability of the contractual arrangements between us and N-S Digital TV and its shareholders. We have been advised by our PRC legal counsel, Han Kun, that the ownership structures of our operating subsidiary in China and our consolidated variable interest entity comply with existing PRC laws, rules and regulations. Moreover, Han Kun is of the opinion that each of the agreements that establish the contractual arrangements is valid, legally binding and enforceable and does not violate applicable PRC laws, rules and regulations.

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

In order for our CA systems not to be deemed by the PRC government as non-PRC CA systems, which may result in a competitive disadvantage for us in the PRC market, we have established N-S Digital TV, which is wholly owned by PRC persons, to produce and sell our CA systems in the PRC. As a result, we generate a significant portion of our revenues through N-S Digital TV. We do not have any equity interest in N-S Digital TV and instead enjoy the economic benefits of, and have substantive control over, N-S Digital TV through contractual arrangements with N-S Digital TV and its shareholders. N-S Digital TV also holds the licenses and approvals that are essential to our business. For a description of such contractual arrangements, see “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions.” These arrangements may not be as effective in providing control over our operations as direct ownership would be. In particular, N-S Digital TV could fail to perform or make payments as required under these contractual arrangements, and we would have to rely on the PRC legal system to enforce these arrangements, which may not be effective. See “—Risks Relating to the People’s Republic of China—Uncertainties in the interpretation and enforcement of PRC laws, rules and regulations could limit the legal protections available to you and us.” In addition, a PRC court or arbitration tribunal may refuse to enforce the contractual arrangements on the grounds that they are designed to circumvent PRC foreign investment restrictions and therefore against PRC public policy. If we are unable to enforce these contractual arrangements, or if we suffer significant delay or other obstacles in the process of enforcing these arrangements, our business and operations could be severely disrupted, which could materially and adversely affect our financial condition and results of operations as well as damage our reputation, and we may not be able to consolidate the financial results of N-S Digital TV and its subsidiaries into our financial statements in accordance with U.S. GAAP.

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

As of March 31, 2014, our three largest shareholders beneficially owned a total of approximately 41.9% of our outstanding shares. Accordingly, they will have significant influence in determining the outcome of any corporate transaction or other matter submitted to the shareholders for approval, including mergers, consolidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions. They will also have the power to prevent or cause a change in control. In addition, without the consent of these shareholders, we could be prevented from entering into transactions that could be beneficial to us. These shareholders may cause us to take actions that are opposed by other shareholders as the interests of these shareholders may differ from the interests of our other shareholders. See “Item 7. Major Shareholders and Related Party Transactions” for more information regarding the share ownership of our officers, directors and significant shareholders.

Risks Relating to the People’s Republic of China

Our operations may be materially and adversely affected by changes in the economic, political and social conditions of the PRC.

Substantially all of our non-cash assets are located in, and substantially all of our revenue is sourced from, the PRC. Accordingly, our business, financial condition, results of operations and prospects may be influenced to a significant degree by political, economic and social conditions in the PRC generally and by continued economic growth in the PRC as a whole.

The PRC economy differs from the economies of most developed countries in many respects, including the extent of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. While the PRC economy has experienced significant growth over the past three decades, growth has been uneven across different regions and among various economic sectors. The PRC government has implemented various measures to encourage economic development and guide the allocation of resources. Some of these measures benefit the overall PRC economy, but may also have a negative effect on us. For example, our operating results and financial condition may be adversely affected by government control over capital investments or changes in tax regulations that are applicable to us. We cannot predict the possible impact of any future economic policies of the PRC government on our business and operations.

The PRC government has implemented various measures since 2011 to control inflation, such as tightening bank lending policies and increasing interest rates. In addition, China’s 2013 annual gross domestic product growth rate was 7.7%, the same as in 2012 and the slowest since 1999. Continued implementation of these or similar measures, or a variety of other factors, may cause a continued slowdown in the PRC economy, which, in turn, could significantly reduce business activities in the PRC, including a slowing-down or decline in investment in cable television networks, which in turn may result in a reduction of demand for our products and services and thus materially reduce our revenues and profitability.

Uncertainties in the interpretation and enforcement of PRC laws, rules and regulations could limit the legal protections available to you and us.

The PRC legal system is a civil law system based on written statutes. Unlike common law systems, it is a system in which legal decisions have limited value as precedents. In 1979, the PRC government began to promulgate a comprehensive system of laws and regulations governing economic matters in general. The overall effect of legislation over the past three decades has significantly increased the protections afforded to various forms of foreign or private-sector investment in the PRC. Our PRC operating subsidiary, Super TV, is a foreign-invested enterprise and is subject to laws, rules and regulations applicable to foreign investment in the PRC as well as laws, rules and regulations applicable to foreign-invested enterprises. N-S Digital TV is a privately owned company and is subject to various PRC laws, rules and regulations that are generally applicable to companies in the PRC. These laws, rules and regulations change frequently, and their interpretation and enforcement involve uncertainties. For example, we may have to resort to administrative and court proceedings to enforce the legal protections that we enjoy either by law or contract. However, since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory and contractual terms, it may be more difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we enjoy than in more developed legal systems. These uncertainties may also impede our ability to enforce the contracts we have entered into, and materially impair our business and operations.

The approval of the CSRC might be required in connection with our initial public offering under certain PRC regulation; failure to obtain this approval, if required, could have a material adverse effect on our business, financial condition, results of operations and reputation as well as the trading price of our ADSs.

On August 8, 2006, six PRC regulatory agencies, including the MOFCOM, the State-owned Assets Supervision and Administration Commission, or the SASAC, the State Administration for Taxation, or the SAT, the State Administration for Industry and Commerce, or the SAIC, the CSRC and the State Administration of Foreign Exchange, or the SAFE, jointly adopted the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, which became effective on September 8, 2006 and was amended on June 22, 2009. The M&A Rules, among other things, include provisions that purport to require that an offshore special purpose vehicle formed for the purpose of an overseas listing of securities in a PRC company obtain the approval of the CSRC prior to the listing and trading of such special purpose vehicle’s securities on an overseas stock exchange.

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

In February 2012, the SAFE promulgated the Notice relating to Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas-Listed Companies, or SAFE Notice 7, which superseded the Application Procedures of Foreign Exchange Administration for Domestic Individuals Participating in Employee Stock Holding Plans or Stock Option Plans of Overseas-Listed Companies, or SAFE Notice 78, promulgated by the SAFE in March 2007. SAFE Notice 7 is applicable to directors, supervisors, senior management personnel and other employees of an overseas-listed company incorporated in the PRC, PRC subsidiaries or branches of an overseas-listed company, and any PRC entities which are directly or indirectly controlled by an overseas-listed company, or, collectively, Domestic Companies, including PRC citizens (including Hong Kong, Macau and Taiwan) and foreign citizens who have resided in the PRC for one year or longer, or, collectively, Domestic Individuals. Under SAFE Notice 7, Domestic Individuals who participate in a stock incentive plan of an overseas-listed company are required, through a Domestic Company or a PRC entity designated by a Domestic Company, or the Domestic Agent, to register with the SAFE or its authorized local counterparts and complete certain other procedures. As we are an overseas-listed company, we and our employees who are Domestic Individuals and have been granted share options or any other share-related rights and benefits under our stock incentive plans are subject to SAFE Notice 7. We have registered for us and on behalf of our employees with the relevant local SAFE branch in 2008 for our 2005 Stock Incentive Plan pursuant to prior SAFE Notice 78, and we have also registered for us and on behalf of our employees who are Domestic Individuals for our 2008 Stock Incentive Plan, 2010 Stock Incentive Plan and intend to register for us and on behalf of our employees for our 2012 Stock Incentive Plan pursuant to SAFE Notice 7. However, there exist significant uncertainties in practice with respect to the interpretation and implementation of SAFE Notice 7 and we cannot assure you that we or our employees who are Domestic Individuals will be in full compliance with SAFE Notice 7. If the SAFE or other PRC government authorities determine that we or our employees who are Domestic Individuals fail to comply with the provisions of SAFE Notice 7, we or they may be subject to fines and legal sanctions. See “Item 4. Information on the Company—B. Business Overview—Regulation—Stock Incentive Plans.”

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

A significant portion of our operating revenues have been denominated in Renminbi. The Renminbi is currently convertible under the “current account,” which includes dividends, trade and service-related foreign exchange transactions, but not under the “capital account,” which includes foreign direct investment and loans. Currently, Super TV may purchase foreign exchange for settlement of “current account transactions,” including purchase of imported computer chips and payment of dividends to us, without the approval of the SAFE by complying with certain procedural requirements. However, the relevant PRC governmental authorities may limit or eliminate our ability to purchase foreign currencies in the future for current account transactions. Since a significant amount of our future revenues will be denominated in Renminbi, any existing and future restrictions on currency exchange may limit our ability to utilize revenues generated in Renminbi to purchase computer chips from suppliers outside of the PRC or fund our business activities outside of the PRC denominated in foreign currencies or pay dividends in foreign currencies to our shareholders, including holders of our ADSs.

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

As a significant portion of our operating revenues are denominated in Renminbi and the net proceeds from our initial public offering are denominated in U.S. dollars, fluctuations in exchange rates between U.S. dollars and Renminbi will affect the relative purchasing power of these proceeds and our balance sheet and earnings per share in U.S. dollars. Appreciation or depreciation in the value of the Renminbi relative to the U.S. dollar would affect our financial results reported in U.S. dollar terms without giving effect to any underlying change in our business, financial condition or results of operations. Since July 2005, the Renminbi is no longer pegged solely to the U.S. dollar. Instead, the Renminbi is reported to be pegged against a basket of currencies, determined by the People’s Bank of China, against which it can rise or fall by as much as 0.3% each day. This permitted floating range was increased to 0.5% in May 2007 and was further increased to 2.0% in March 2014. The Renminbi may appreciate or depreciate significantly in value against the U.S. dollar in the long term, depending on the fluctuation of the basket of currencies against which it is currently valued, or it may be permitted to enter into a full float, which may also result in a significant appreciation or depreciation of the Renminbi against the U.S. dollar. Fluctuations in the exchange rate will also affect the relative value of dividends, if any, payable on our ordinary shares in U.S. dollar terms and the value of any U.S. dollar-denominated investments we make in the future. In addition, since a significant portion of our operating revenues are denominated in Renminbi while approximately 29.6% of our cost of revenues is denominated in U.S. dollars, fluctuations in the exchange rate could also impact our financial condition and results of operations.

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

The PRC government has provided various incentives to Super TV and N-S Digital TV. These incentives include reduced enterprise income tax rates, value-added tax refunds and tax holidays. For example, as high-and-new technology enterprises, each of Super TV and N-S Digital TV was entitled to a preferential income tax rate of 15% (against the standard income tax rate of 25%) in each of 2011, 2012 and 2013. In addition, Super TV was designated as a “key software enterprise” for the tax years from 2011 to 2014 by the relevant PRC government authorities and, as a result, was entitled to a preferential income tax rate of 10% in each of those years. Furthermore, for certain software-related products that are qualified as “software products” by PRC tax authorities, we received tax refunds which effectively reduce the applicable value-added tax rate from 17% to 3%.

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

Pursuant to the 2008 EIT Law and Enterprise Income Tax Law Implementation Rules, or the Implementation Rules, enacted by the State Council on December 6, 2007 and which became effective on January 1, 2008, an enterprise established under the laws of a foreign country or region whose “de facto management body” is located within the PRC territory is considered a resident enterprise and will generally be subject to the enterprise income tax at the rate of 25% on its global income as well as PRC enterprise income tax reporting obligations. According to the Implementation Rules, “de facto management body” refers to a managing body that exercises, in substance, overall management and control over the production and business, personnel, accounting and assets of an enterprise. The SAT issued the Notice on Issues Relating to Determination of Chinese-Controlled Offshore Enterprises as PRC Resident Enterprises by Applying the “De Facto Management Body” Test, or the SAT Notice 82, on April 22, 2009, which was amended in January 2014. The SAT Notice 82 provides for certain specific criteria for determining whether the “de facto management body” of a Chinese-controlled offshore enterprise is located in the PRC. In addition, on July 27, 2011, the SAT issued the Administrative Measures of Enterprise Income Tax of Chinese-Controlled Offshore Resident Enterprises (Trial), or SAT Bulletin 45, which became effective on September 1, 2011, to provide guidance on the implementation of SAT Notice 82. SAT Bulletin 45 clarifies certain issues relating to: (i) the determination procedures of PRC resident enterprise status and (ii) tax registration and other related procedures for PRC resident enterprises. SAT Bulletin 45 also provides that if an offshore PRC resident enterprise presents a copy of the PRC tax resident determination certificate issued by the competent tax authorities to a payer of PRC-sourced dividends, interest, royalties and other income, such payer shall not withhold income tax on these payments to the offshore PRC resident enterprise. Although each of the SAT Notice 82 and the SAT Bulletin 45 provides that it only applies to offshore enterprises controlled by PRC enterprises, not those controlled by PRC individuals, like our company, it is generally believed that the determining criteria set forth therein very likely reflect the SAT’s general position as to how the “de facto management body” test should be applied to determine the tax residency of all offshore enterprises, regardless of whether they are controlled by PRC enterprises or individuals. With reference to the criteria set forth in the SAT Notice 82, we believe that we are not a PRC resident enterprise. However, if we were considered a PRC resident enterprise, although dividends we receive from our PRC operating subsidiary would be exempt from PRC withholding tax, we would be subject to the enterprise income tax at the rate of 25% on our global income as well as PRC enterprise income tax reporting obligations. In such case, our profitability and cash flow would be materially reduced as a result of our global income being taxed under the 2008 EIT Law.

If we are considered as a non-resident enterprise under the 2008 EIT Law, we will not be subject to the enterprise income tax at the rate of 25% on our global income. In such case, however, dividends we receive from our PRC subsidiary will be subject to a PRC withholding tax, the standard rate of which is 10% and may be reduced by an applicable tax treaty, under the 2008 EIT Law. According to the Arrangement for Avoidance of Double Taxation on Income and Prevention of Tax Evasion entered into between the PRC and Hong Kong in August 2006, as amended, dividends paid by a PRC foreign-invested enterprise to its shareholder in Hong Kong are generally subject to a 5% PRC withholding tax, subject to satisfaction of certain conditions and requirements, compared to the standard 10% PRC withholding tax under the 2008 EIT Law. However, on October 27, 2009, the SAT issued the Notice on How to Recognize “Beneficial Owners” under Relevant Tax Treaties, or the SAT Notice 601, which provides that only the enterprises with active operations may be recognized as “beneficial owners” under relevant tax treaties that are entitled to enjoy the corresponding tax benefits. The SAT Notice 601 further provides that those enterprises that are established solely for the purposes of benefiting from favorable tax treatment under the relevant tax treaties should not be recognized as “beneficial owners” and therefore may not enjoy favorable tax treatment. On June 29, 2012, the SAT issued the Announcement of the SAT Regarding Recognition of Beneficial Owners under Tax Treaties, or the SAT Announcement 30, which provides that a comprehensive analysis based on all the factors listed in the SAT Notice 601 should be made to determine the “beneficial owner” status. We indirectly hold the 100% interest in our PRC subsidiary, Super TV, through Golden Benefit Technology Limited, or Golden Benefit, a wholly-owned subsidiary incorporated in Hong Kong. As a result, to the extent we are considered as a non-resident enterprise and Golden Benefit is not recognized as a qualified beneficial owner under the relevant tax treaty, dividends we receive from our PRC subsidiary will be subject to the standard rate of 10%. For example, as a result of our decision in 2012 to distribute the undistributed retained earnings of our PRC subsidiary without a set schedule, we accrued a US$4.8 million deferred tax liability related to withholding tax on the undistributed earnings of Super TV generated after January 1, 2008. In 2013, we accrued an additional deferred tax liability of US$3.4 million related to withholding tax on the undistributed earnings of Super TV generated after January 1, 2008, resulting in a deferred tax liability balance of US$8.2 million as of December 31, 2013. Such withholding tax increased our tax burden and reduced the amount of cash available to our company.

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

We may grow our business in part by pursuing potential strategic acquisitions that are complementary to our business and operations. Complying with the requirements of these PRC laws, rules and regulations to complete such acquisitions could be time-consuming, and any required approval procedures, including obtaining approvals from the MOFCOM, may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market position.

Natural disasters and health hazards in the PRC may severely disrupt our business and operations and may have a material adverse effect on our financial condition and results of operations.

From time to time, certain parts of China have experienced devastating natural disasters and health hazards causing tens of thousands of deaths and widespread injuries. In addition, parts of Mainland China, in particular its southern, central and eastern regions, have in the past experienced what was reportedly the most severe winter weather in the country in half a century, which resulted in significant and extensive damage to factories, power lines, homes, automobiles, crops and other properties, blackouts, transportation and communications disruptions and other losses in the affected areas. Moreover, certain countries and regions, including China, have encountered incidents of the H5N1 strain of bird flu, or avian flu, as well as severe acute respiratory syndrome, or SARS, and the outbreak of influenza (H7N9). We are unable to predict the effect, if any, that any future natural disasters and health and public security hazards may have on our business. Any future natural disasters and health and public security hazards may, among other things, significantly disrupt our ability to adequately staff our business, and may generally disrupt our operations. Furthermore, such natural disasters and health and public security hazards may severely restrict the level of business activity in affected areas, which may in turn materially and adversely affect our business and prospects. As a result, any natural disasters or health hazards in China may have a material adverse effect on our financial condition and results of operations.

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

Proceedings instituted by the SEC against five PRC-based accounting firms, including our independent registered public accounting firm, could result in financial statements being determined to not be in compliance with the requirements of the Exchange Act.

In late 2012, the SEC commenced administrative proceedings under Rule 102(e) of its Rules of Practice and also under the Sarbanes-Oxley Act of 2002 against the PRC affiliates of the ‘‘big four’’ accounting firms (including our auditors) and also against Dahua (the former BDO affiliate in China), which we refer to hereinafter as the Rule 102(e) proceedings. The Rule 102(e) proceedings relate to the inability of these firms to produce documents, including audit work papers, in response to the request of the SEC pursuant to Section 106 of the Sarbanes-Oxley Act of 2002, as the auditors located in the PRC are not in a position to produce documents directly to the SEC due to restrictions under applicable PRC law and specific directives issued by the CSRC. The issues raised by the proceedings are not specific to our independent registered public accounting firm or to us, but affect equally all audit firms based in China and all China-based businesses with securities listed in the United States.

In an Initial Decision dated January 22, 2014 (Initial Decision Release No. 533; Administrative Proceeding File Nos. 3-14872, 3-15116), which we refer to hereinafter as the Initial Decision, the SEC administrative law judge held that the PRC affiliates of the “big four” accounting firms should be barred from practicing before the SEC for six months. However, it is currently impossible to determine the ultimate outcome of this matter as the accounting firms have filed a Petition for Review of the Initial Decision and pending that review the effect of the Initial Decision is suspended. The SEC Commissioners will review the Initial Decision, determine whether there has been any violation and, if so, determine the appropriate remedy to be placed on these audit firms. Once such an order was made, the accounting firms would have a further right to appeal to the U.S. federal courts, and the effect of the order might be further stayed pending the outcome of that appeal, although there can be no assurance given regarding the eventual outcome.

Depending upon the final outcome, we may find it difficult or impossible to retain auditors in respect of our operations, which could result in our financial statements being determined to not be in compliance with the requirements of the Exchange Act, including possible delisting of our securities from the New York Stock Exchange. Moreover, any negative news about the proceedings against the audit firms may cause uncertainty that could result in significant decrease in the market price of our ADSs.

Risks Relating to the ADSs

The trading price of our ADSs has been and may continue to be volatile, which could result in substantial losses to you.

The trading price of our ADSs has been volatile and subject to wide fluctuations. Since October 5, 2007, the closing prices of our ADSs on the NYSE have ranged from US$1.68 to US$51.08 per ADS and the last reported sale price on April 21, 2014 was US$2.84. Our ADSs may continue to fluctuate in response to various factors beyond our control. The financial markets in general, and the market prices for many other PRC companies listed on stock exchanges in the United States in particular, have experienced extreme volatility. These broad market and industry factors may significantly affect the market price and volatility of our ADSs, regardless of our actual operating performance.

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

As of March 31, 2014, we had 59,250,373 ordinary shares outstanding (excluding 272,719 ordinary shares that were issued and held for our account in preparation for exercise of share options by option holders under our employee stock incentive plans), including 38,621,299 ordinary shares represented by 38,621,299 ADSs (excluding the 272,719 ADSs that were held for our account in preparation for exercise of share options by option holders under our employee stock incentive plans). All ADSs are freely transferable without restriction or additional registration under the Securities Act. The remaining ordinary shares outstanding have been available for sale, subject to volume and other restrictions that may be applicable under Rule 144 and Rule 701 under the Securities Act. In addition, we have filed registration statements on Form S-8 to register the ordinary shares to be issued to the share option holders under our employee stock incentive plans. The ordinary shares to be received by such share option holders who are not affiliated with us may be resold freely to the public market. We cannot predict what effect, if any, market sales of securities held by our significant shareholders or any other shareholder or the availability of these securities for future sale will have on the market price of our ADSs.

Your interest in our ADSs will be diluted as a result of our stock incentive plans or other share option grants.

As of March 31, 2014, options to purchase an aggregate of 5,029,089 ordinary shares had been granted and were outstanding under the 2005 Stock Incentive Plan, the 2008 Stock Incentive Plan, the 2010 Stock Incentive Plan and the 2012 Stock Incentive Plan. For a description of these plans, see “Item 6. Directors, Senior Management and Employees—B. Compensation of Directors and Senior Officers—Share Options.” The exercise of those options would result in a reduction in the percentage of ownership of the holders of ordinary shares and of ADSs, and therefore would result in a dilution in the earnings per ordinary share and per ADS.

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

Since December 2007, new entities have been established in the PRC to offer new solutions and products, including N-S Media Investment, Cyber Cloud, Joysee and Super Movie. Super Movie was later dissolved in November, 2013.

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

In August 2006, N-S Digital TV entered into an equity transfer agreement to purchase from N-T Information Engineering its 51% equity interest in Foshan Nanhai Guokai Digital TV Technology Co., Ltd., or Guokai, for a cash consideration of RMB2.4 million (US$0.3 million). The parties entered into a new agreement in March 2007 to reduce the consideration to RMB2.3 million (US$0.3 million). Guokai is a company primarily engaged in the research, development and sale of digital TV-related systems, software and products. A Japanese multinational company holds the remaining 49% equity interest in Guokai. This transaction was completed on July 27, 2007. In June 2013, Guokai was dissolved.

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

In August 2008, we acquired from N-T Information Engineering all of its intellectual property rights relating to digital watermarking and image tracing technologies, including one issued patent and five then pending patent applications in the PRC. As of the date of this annual report, these five pending patents have all been issued to us. For details of these acquisitions, see “Item 4. Information on the Company—B. Business Overview—Intellectual Property” and “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Super TV and N-S Digital TV Arrangements.”

On January 4, 2010, we entered into a share purchase agreement with OpenV China Holdings Company, or OpenV, a PRC online video company, and several other parties to make a strategic investment in OpenV. Pursuant to the share purchase agreement and related transaction documents, we acquired an 11.5% equity interest (subject to adjustment based on, among others, OpenV’s performance) in OpenV for a consideration of US$5.0 million and received a warrant to purchase ordinary shares of OpenV of up to US$4.5 million. As part of this investment transaction, we also agreed to extend to OpenV a US$2.5 million interest-free convertible loan, which could be converted into ordinary shares of OpenV, subject to certain closing conditions. The Company did not purchase additional ordinary shares of OpenV pursuant to the warrant, which has expired, and the interest-free convertible loan was not extended to OpenV due to OpenV’s performance in 2010. In 2010, we wrote off our entire investment in OpenV because we had doubts on OpenV’s ability to continue as a going concern. As of December 31, 2013, we understood that OpenV’s normal online video services had not been restored. On October 11, 2012, we entered into a share redemption agreement with OpenV, pursuant to which OpenV repurchased 460,080 of its shares from us for US$0.82 million. We continue to hold 2,345,267 shares of OpenV after the share repurchase.

In February 2010, N-S Digital TV acquired from Beijing Shi Xun Hu Lian Technology Co., Ltd., or Beijing Shi Xun, and another shareholder of Guangdong Digital Media Technology Research & Development Institute Co., Ltd., or Guangdong R&D, their entire equity interest in Guangdong R&D for RMB3.0 million (US$0.4 million) and became the sole shareholder of Guangdong R&D. We decided to discontinue the business of Guangdong R&D and dissolved Guangdong R&D in April 2013.

In May 2010, we entered into a share subscription agreement with 3DiJoy Corp., or 3DiJoy, a company specializing in the research and development of interactive and motion-sensing gaming products, and several other parties to make a strategic investment in 3DiJoy. Pursuant to the share subscription agreement, we acquired an aggregate of 4,953,798 series C convertible preferred shares of 3DiJoy, representing a 24% equity interest, for an aggregate subscription price of US$6.0 million. In 2012, we accrued a full impairment charge of US$4.5 million related to our investment in 3DiJoy based on the fair value of 3DiJoy we estimated with the assistance of a third party valuation firm, as we had doubts regarding 3DiJoy’s ability to operate as a going concern given that it had been experiencing financial difficulties.

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

In December 2010, Super TV and Beijing Yuewu Yuntian Software Technology Ltd., or Yuewu Yuntian, agreed to establish Cyber Cloud in Beijing mainly engaging in research and development of cloud computing technology-based digital video delivery solutions. Super TV and Yuewu Yuntian contributed cash of RMB45.0 million (US$6.8 million) and RMB5.0 million (US$0.8 million), representing 90% and 10% of the equity interest in Cyber Cloud, respectively. Cyber Cloud was formally established on January 19, 2011.

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

In June 2011, Super TV and Beijing AirMedia Advertising Co., Ltd., or AirMedia, entered into a framework cooperation agreement for the establishment of two joint ventures, Beijing Shibo Movie Technology Co., Ltd., or Shibo Movie, and Beijing Xinghe Union Media Co., Ltd., or Xinghe Union, in the PRC, each of which mainly engages in movie-related content sourcing and distribution services. In December 2011, Super TV, N-S Digital TV and AirMedia entered into a supplemental agreement, pursuant to which Super TV transferred its rights and obligations under the framework cooperation agreement to N-S Digital TV. N-S Digital TV and Air Media each contributed in cash RMB5.0 million (US$0.8 million), representing 50% of the equity interest in Shibo Movie, and cash of RMB5.0 million (US$0.8 million), representing 50% of the equity interest in Xinghe Union. Shibo Movie and Xinghe Union were formally established on February 15, 2012 and March 13, 2012, respectively. On September 29, 2013, N-S Digital TV and AirMedia entered into a share swap agreement, pursuant to which N-S Digital TV transferred its equity interest in Xinghe Union to AirMedia, in exchange for AirMedia’s equity interest in Shibo Movie. Upon completion of the registration update of Shibo Movie with the relevant PRC authorities in February, 2014, Shibo Movie became wholly-owned by N-S Digital TV.

In August 2011, Super TV and Beijing Chaoying Weichuang Technology Ltd. agreed to establish Super Movie, which mainly engages in video program delivery services. Super TV and Beijing Chaoying Weichuang Technology Ltd. contributed cash in the amount of RMB13.5 million (US$2.1 million) and RMB1.5 million (US$0.2 million), respectively, representing 90% and 10% of the equity interest in Super Movie, respectively. Super Movie was formally established on September 23, 2011. We decided to discontinue the business of Super Movie and dissolved Super Movie in November, 2013.

Capital Expenditures and Divestitures

See “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Capital Expenditures” for information concerning our principal capital expenditures for the previous three years and those currently in progress. We have not undertaken any significant divestitures.

B.	Business Overview

Overview

We are the leading provider of CA systems to the PRC’s digital television market. Our CA systems, which consist of smart cards, head-end software for television network operators and terminal-end software for set-top box manufacturers, enable digital television network operators in the PRC to control the distribution of content and value-added services to their subscribers and block unauthorized access to their networks. As of December 31, 2013, we had installed CA systems at 408 digital television network operators in 31 of the 32 provinces, autonomous regions and centrally administered municipalities in the PRC. We were the leading vendor of smart cards for CA systems in terms of smart cards shipped in the PRC in 2013, with a market share of approximately 52.12%, according to Researchdtv. We derive a substantial majority of our revenues from sales of our smart cards, which accounted for 83.3% and 88.5% of our total revenues in 2012 and 2013, respectively. We expect that the sales of our smart cards will continue to constitute the majority of our revenues in the near future. In addition, we sell advanced digital television application software such as electronic program guides, or EPGs, and subscriber management systems, or SMSs, to digital television network operators. We are also developing and commercializing certain new solutions and products, including value-added digital television services, cloud computing technology-based digital video delivery solutions and advanced digital television terminals. Furthermore, we have been installing CA systems outside the PRC since 2010, including countries such as Thailand, Myanmar, India and Venezuela.

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

Our top five customers in terms of revenues in 2013 were Jiangsu Qingda, Jangxi Broadcasting TV Network Co., Ltd., Compañía Anónima Nacional de Telefonos de Venezuela, Chongqing Cable TV Network Co., Ltd. and Sichuan Cable TV Network Co., Ltd., Chengdu Branch, which in aggregate contributed 20.6% of our total revenue in 2013.

We were founded in 2004 by Dr. Zengxiang Lu and Jianhua Zhu, who had worked together since 2001 at N-T Information Engineering, one of the PRC’s earliest CA systems vendors. We purchased N-T Information Engineering’s CA systems business in 2004 and continued to build upon the strong reputation that business had achieved. Our net revenues were US$99.1 million, US$88.7 million and US$87.2 million in 2011, 2012 and 2013, respectively. We sold 18.3 million, 15.3 million and 17.0 million smart cards in 2011, 2012 and 2013, respectively. Our net income was US$40.3 million, US$5.5 million and US$22.6 million in 2011, 2012 and 2013, respectively.

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

Our customers generally wait until after they have purchased, installed and tested our head-end CA systems software before placing purchase orders for smart cards. We may offer discounts for large smart card orders. We sold 18.3 million, 15.3 million and 17.0 million smart cards in 2011, 2012 and 2013, respectively.

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

Our head-end software also includes simulcryption software that allows network operators to install parallel CA systems from multiple vendors and transmit their programs to some subscribers using one CA system’s security codes and to other subscribers using another CA system’s security codes. Many of the cable television network operators in the PRC who use digital transmission have installed two or more CA systems sourced from different vendors in order to reduce dependency on a single vendor. Moreover, in 2003, the SAPPRFT issued a policy requiring digital cable television network operators who install non-PRC CA systems to also install a domestic CA system. Our simulcryption software and open-interface technology enable us to work with operators to install parallel CA systems, and we have integrated our CA systems with those of NDS Group, Irdeto Access BV, Sumavision Technologies Co., Ltd. and DVN Holdings Ltd., among others.

As of December 31, 2013, our CA systems had been installed at 408 digital television network operators.

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

Other Digital Television Application Software for Television Network Operators

Our other digital television application software for television network operators primarily includes SMSs and EPGs.

Subscriber Management Systems. We produce SMS software, which can be used by television network operators to reduce the cost and improve the efficiency of their subscriber management. Our SMS software is compatible with the CA systems of other vendors, and we sell it on a stand-alone basis as well as packaged with our CA systems. Our SMS software performs the following functions:

•	maintains and updates a database of subscriber information;

•	processes subscriber orders for new services;

•	maintains billing, payment and authorization records and sends e-mail bills and receipts to subscribers; and

•	processes subscriber requests to repair or replace defective or lost set-top boxes or smart cards.

As of December 31, 2013, our SMS software had been installed by 117 television network operators. Our prices vary according to the size and complexity of each customer’s network, as well as market conditions.

Electronic Program Guides. An EPG is an on-screen guide to the programs and services available to subscribers. Our EPG is a software application that is installed at the head end of a CA system and can be controlled by a remote control. Viewers can use the guide to obtain program schedules as well as information about specific programs, such as plot descriptions and the names of featured actors.

As of December 31, 2013, our EPG software had been installed by 222 television network operators. Our EPG software may be sold together with our CA systems, but it is also compatible with the CA systems of other vendors. When we sell our EPGs packaged with our CA systems, we provide the same maintenance terms as for the CA systems. Our prices vary according to the size and complexity of each customer’s network, as well as market conditions.

Other Products

We sell other products sourced from third party suppliers, such as surface mounted device chips and multimedia home entertainment boxes.

Surface mounted device chips. Surface mounted device chips are of similar function as smart cards, except that surface mounted device chips are not embedded in plastic cards. Surface mounted device chips may be packed in different forms and are widely used in different kinds of terminals. We sold 0.7 million, 1.8 million and 0.3 million surface mounted device chips in 2011, 2012 and 2013, respectively.

Multimedia home entertainment boxes. Multimedia home entertainment boxes are triple play terminals that provide consumers with tri-networks integration applications, such as digital television, IPTV, high speed internet access, video calls and somatic games. As of December 31, 2013, our multimedia home entertainment boxes had been sold to 19 television network operators.

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

As of December 31, 2013, we had a total of 52 technicians and engineers located in Beijing and two other cities available 24 hours a day to respond to customer requests for information and assistance. Our two regional service centers are strategically located in eastern (Hangzhou) and southern (Nanhai) China. Each service center maintains a 24-hour telephone hotline. Upon receiving a call for assistance, our technical support employees first attempt to identify and resolve the problem over the telephone or by accessing the software remotely, and then arrange a site visit if necessary. In addition, each customer is assigned a project manager who oversees the initial software installation and remains primarily responsible for ensuring that after-sale requests for assistance are handled promptly.

Sales and Marketing

As of December 31, 2013, we had 145 full-time sales personnel. We maintain regular contact with our customer base through contacts at industry forums and sales visits, and use these opportunities to educate them about digital television systems. We actively monitor which operators are moving towards digitalization, and when we learn that a particular operator is planning to launch a digital network, we target that operator for more frequent contact by our sales and technical personnel. We compensate our sales personnel by means of base salaries and performance bonuses.

We also cooperate informally with other providers of digital television software and hardware with whom we do not compete, such as set-top box manufacturers, to promote each other’s products to our respective customers, and thereby benefit from each other’s marketing efforts.

Jiangsu Qingda, a Nanjing-based company, is our exclusive distributor for CA systems and smart cards in Jiangsu Province in eastern China. Jiangsu Qingda also provides after-sales technical support and maintenance services for our customers in Jiangsu Province. We entered into a 13-year distribution contract with Jiangsu Qingda effective January 1, 2007. We account for revenues contributed by Jiangsu Qingda in the same way as revenues from our customers who are television network operators. Jiangsu Qingda was our largest contributor to revenues in 2011, 2012 and 2013. In addition to Jiangsu Qingda, we also engage fee-based sales agents to assist us in selling and maintaining our CA systems and smart cards in designated regions or to designated customers. Such sales agents also provide certain related services, including gathering market intelligence regarding potential customers and pricing information in the relevant market.

Customers

Our primary customers are cable television network operators. We sell our products and services to networks of all sizes. Our top five customers in 2013 were Jiangsu Qingda, Jiangxi Broadcasting TV Network Co., Ltd., Compañía Anónima Nacional de Telefonos de Venezuela, Chongqing Cable TV Network Co., Ltd. and Sichuan Cable TV Network Co., Ltd., Chengdu Branch, which contributed 8.0%, 3.7%, 3.5%, 3.2% and 2.2%, respectively, to our total revenues for the year.

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

Our customers also include set-top box manufacturers, to whom we license terminal-end software for our CA systems. More than 150 set-top box manufacturers in the PRC, including Coship Electronics Co., Ltd., Huawei Technologies, Skyworth, TCL Technology, Jiuzhou Electric Co., Ltd., Changhong Electric Co., Ltd., Intel Corporation, Hisense, Cisco and Konka, have installed our terminal-end software in their set-top boxes.

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

Our main international competitors in the CA systems business are Irdeto Access B.V. and NDS Limited. These companies have longer operating histories and substantially greater financial, technical and other resources than we do, which may enable them to respond more quickly than we could to technological or commercial changes in our industry. In addition, several of these companies entered the PRC market before us, but have to date been less successful in capturing market share. Historically, these companies have generally focused on sales to the television network operators in the PRC’s largest cities. To the extent that our international competitors may begin targeting small- and mid-size television network operators, we believe that we can continue to compete successfully because of our local knowledge and relationships and our more extensive customer support and service network.

Our main domestic competitors are DVN Holdings Ltd. and Sumavision Technologies Co., Ltd., both of which are non-state-owned companies operating mainly in the PRC. They may offer their CA systems at a lower price or with a longer credit term than we do. However, we believe that we have more advanced technology than they do, and that our strong technology and leading market position will enable us to continue to compete successfully against these companies.

According to Researchdtv, we were the leader in the PRC CA systems market in 2012 and 2013. According to Researchdtv, in 2013, we had an approximately 52.12% market share based on the number of smart cards shipped, followed by DVN Holdings Ltd. with approximately 25.57% market share, Sumavision Technologies Co., Ltd. with approximately 13.66% market share, Irdeto Access B.V. with approximately 5.66% market share, NDS Limited with approximately 1.35% market share and others accounting for the remaining 1.64%. For more information about risks relating to our competitors, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—We face intense competition, which could reduce our market share and harm our financial performance.”

Research and Development

Our success to date has in large part resulted from our strong research and development capabilities. As of December 31, 2013, our research and development team consisted of 419 employees, compared to 439 as of December 31, 2012 and 334 as of December 31, 2011. Our research and development expenses increased from US$13.1 million in 2011 to US$17.4 million in 2012 and US$19.3 million in 2013.

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

Many of our current research and development staff are graduates of the PRC’s top science and engineering universities, including Tsinghua University, and have extensive experience in digital television and encryption technologies. Our research team played a leading role in drafting the PRC industry standards for CA systems, EPGs and other key industry standards. We are active in the China Digital Rights Management Forum, which aims to develop a PRC standard for digital rights management.

Our research and development personnel focus our research on (1) actively seeking ways to improve the security and reliability of our CA systems, as well as to prevent content theft at other stages of the television network operators’ chain of transmission; (2) adapting our CA systems for use on new television platforms, such as satellite television, mobile television, IPTV and Internet TV; (3) enhancing our CA systems to support applications such as video-on-demand, near video-on-demand, push video-on-demand and personal video recorders; (4) developing new value-added services that will enhance operator revenues; (5) developing a new line of products and technologies, including high-definition and hybrid set-up box solutions and digital rights management products that allow content providers to control the way their content is distributed and reproduced, such as advanced digital television terminals; (6) applying cloud computing to television applications; and (7) developing our CA systems for use outside of the PRC.

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

As of December 31, 2013, we had a total of 84 patents issued and 77 pending patent applications in the PRC. Our issued patents and pending patent applications relate primarily to digital transmission technologies, encryption and decryption technologies, technologies relating to the production of set-top boxes and smart cards and technologies relating to value-added services. We have also completed copyright registration of 102 software programs relating to digital television in the PRC.

In August 2008, we acquired from N-T Information Engineering all intellectual property rights relating to the digital watermarking and image tracing technologies, including one issued patent and five then pending patent applications in the PRC. Four of these pending patent applications relate to the digital watermarking technology, while the remaining pending patent application and the issued patent relate to the image tracing technology. As of the date of this annual report, these five pending patents have all been issued to us. The digital watermarking technology is aimed to enhance cable television operators’ counterfeit tracking and broadcasting restriction capabilities and can also be used to provide anti-piracy and TV rating services. The image tracing technology is used for remote control of personal computers, set-top boxes and televisions as well as gaming consoles.

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

As of December 31, 2013, we owned 59 trademarks —40 of them are registered trademarks and 19 of them are in the process of being registered. We have 31 registered domain names, five of which were filed with the Ministry of Industry and Information Technology, or MIIT, including novel-supertv.com and chinadtv.cn.

Insurance

In 2013, we purchased short-term export credit insurance policies to cover the credit risks we bear in collecting proceeds from certain customers located in overseas markets. Other than these insurance policies, we do not maintain any business insurance or key-man insurance. Insurance companies in the PRC offer limited business insurance products and do not, to our knowledge, offer business liability insurance. While business disruption insurance is available to a limited extent in the PRC, we have determined that the risks of disruption, cost of such insurance and the difficulties associated with acquiring such insurance on commercially reasonable terms make it impractical for us to have such insurance. As a result, we do not have any business liability, disruption or litigation insurance coverage for our operations in the PRC. We also generally do not maintain property insurance, except for insurance that covers the company automobiles.

Employees

We had 627, 778 and 722 full-time employees as of December 31, 2011, 2012 and 2013, respectively. We have no part-time employees. Substantially all of our employees are located in the PRC. The table below shows the number of employees categorized by business area and as a percentage of our workforce as of December 31, 2011, 2012 and 2013:

	As of December 31, 2011		As of December 31, 2012		As of December 31, 2013
	Number	%	Number	%	Number	%
Research and development	334	53.3%	439	56.4%	419	58.0%
Technical service	49	7.8	58	7.4	51	7.1
Sales and marketing	148	23.6	168	21.6	145	20.1
General and administration	68	10.8	83	10.7	78	10.8
Smart card production	28	4.5	30	3.9	29	4.0

Total	627	100.0%	778	100.0%	722	100%

As required by applicable PRC regulations, we participate in various employee benefit plans that are organized by municipal and provincial governments, including housing, pension, medical and unemployment benefit plans. We are required under PRC law to make contributions to the employee benefit plans at specified percentages of the salaries, bonuses and certain allowances of our employees, up to a maximum amount specified by the local government from time to time. Members of the retirement plan are entitled to a pension equal to a fixed proportion of the salary prevailing at the member’s retirement date. The total contributions made to employee benefit plans in 2011, 2012 and 2013 were approximately US$3.4 million, US$5.0 million and US$5.7 million, respectively.

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

In the opinion of Han Kun, our PRC counsel, the business of N-S Digital TV does not require a license for research and development. N-S Digital TV has engaged in the production and sale of encryption products since its establishment in May 2004, but it did not obtain the license for the production of encryption products until June 2006, which was renewed in May 2009 and June 2012, and the license for the sale of encryption products until September 2008, which was renewed in September 2011. For risks relating to the potential legal penalties against N-S Digital TV for its operations prior to its obtaining the production and sales licenses, see “Item 3. Key Information—D. Risk Factors—Risk Relating to Our Business and Industry—N-S Digital TV may be deemed not to be in full compliance with certain legal regulatory requirements relating to the production, sale and export of encryption products, and the relevant PRC government authorities could require N-S Digital TV to cease such activities and impose administrative penalties including fines, which could have a material adverse effect on our business, financial conditions and results of operations.”

Furthermore, the Administrative Regulation for Commercial Cryptogram and the Provisions on the Administration of the Use of Commercial Encryption Products, which became effective in October 1999 and May 2007, respectively, allow users to use only encryption products that are certified by the encryption authority and purchased from vendors who hold an encryption product sales license. Our CA systems that we currently produce and sell have not been certified by the Encryption Bureau because we have not adopted the government-designated algorithms for those CA systems. We believe that because in practice the PRC government has allowed a transition period, of a duration yet to be determined at its sole discretion, for us to adopt the algorithms to be finally and officially designated by the authority, it is unlikely that the government will enforce the above-mentioned regulatory requirements with respect to the use or purchase of our CA systems during that transition period. See also “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—Enforcement of certain PRC regulatory requirements regarding the use of encryption products may prevent prospective customers from purchasing our CA systems.”

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

Cable television network operators are subject to the laws, rules and regulations promulgated from time to time by the State Council, the SAPPRFT and other ministries and government departments. These regulations include the Administrative Regulations for Television Broadcasting promulgated by the State Council in 1997, the Interim Measures regarding the Management of Cable TV promulgated by a predecessor government agency of the SAPPRFT in 1990 and amended in January 2011, and the Measures Concerning Network Access Certification of Broadcasting and Television Equipment, which became effective on August 1, 2004. Under these laws, rules and regulations:

•	the establishment of a television station or cable television network requires the approval from the SAPPRFT or its relevant local branch;

•	the establishment of a digital pay-television channel requires the approval of the SAPPRFT;

•	basic cable television subscription rates are set by local governments and may not be increased without a public hearing;

•	cable television networks must be designed, constructed and installed by institutions or companies that meet the qualifications set by the SAPPRFT;

•	each province and municipality, respectively, can have only one provincial or municipal cable television network; and

•	various restrictions on television programming must be complied with, including a requirement that television operators shall procure programs only from licensed production companies.

According to the relevant regulations of the SAPPRFT, cable television network operators may not use any network equipment or system unless the SAPPRFT has issued a network access certificate with respect to such equipment or system. In determining whether to issue such a certificate, the SAPPRFT reviews the quality assurance system of the relevant manufacturer or vendor and the results of tests of the equipment or systems. A network access certificate has a term of three years and is subject to annual review by the SAPPRFT or its local branches. N-S Digital TV has obtained network access certificates for our CA systems and SMS products.

According to a policy introduced by the SAPPRFT in 2003 and the Policies to Encourage the Development of Digital TV Industry jointly promulgated by SAPPRFT and other government authorities in January 2008, any cable network operator that uses a non-PRC CA system should use such non-PRC CA system together with a PRC CA system when transmitting broadcasting signals. To satisfy this requirement, a cable network operator that uses a non-PRC CA system must install a parallel PRC CA system. Under these policies, vendors of non-PRC CA systems may sell only to cable network operators that have already installed a PRC CA system or who are willing to purchase a parallel PRC CA system. This may result in a competitive disadvantage for vendors of non-PRC CA systems relative to vendors of PRC CA systems. Such policies do not expressly indicate whether the CA systems produced by a foreign-invested company incorporated in the PRC, such as our subsidiary, Super TV, fall into the category of non-PRC CA systems. In light of this ambiguity, we have established N-S Digital TV, which is wholly owned by PRC citizens, to produce and sell our CA systems. We do not have any equity interest in N-S Digital TV and instead enjoy the economic benefits of, and have substantive control over, N-S Digital TV through contractual arrangements with N-S Digital TV and its shareholders as described in “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions.” There are substantial uncertainties regarding the interpretation and application of the above- described PRC government policies and relevant PRC laws, rules and regulations. Accordingly, the PRC government may determine that N-S Digital TV is a vendor of non-PRC CA systems by virtue of our contractual arrangements with N-S Digital TV and its shareholders. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Corporate Structure—If the PRC government determines that N-S Digital TV is a vendor of non-PRC CA systems by virtue of the agreements that establish the structure for operating our business, we could face difficulty selling our CA systems in the PRC.”

Software Products Registration

On March 5, 2009, the MIIT issued the Measures Concerning Software Products Administration, or Software Measures, which became effective on April 10, 2009 and superseded the prior measures issued in 2000, to regulate software products and promote the development of the software industry in the PRC.

In order to manufacture software products, a software producer must possess the copyright of such software or have obtained a license from legitimate copyright owner or licensor in connection with such software. Software producers must censor the content of their software products. Software developers or producers are allowed to sell or license their registered software products independently or through agents. Software products developed in the PRC may be registered with the local provincial government authorities in charge of the information industry and filed with the MIIT. If no objection is raised within seven business days from the date of the public announcement made by the MIIT after its receipt of the filing, the software products shall be granted registration certificates. Each registration certificate is valid for five years and may be renewed upon expiration. Registered software products may be qualified for certain tax and other preferential treatments under the industrial policies. The MIIT and other relevant departments may carry out supervision and inspection over the development, production, operation and importing and exporting of software products in the PRC. As of December 31, 2013, we had 49 registered software products.

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

Regulation of Overseas Listings

On August 8, 2006, six PRC regulatory agencies, including the MOFCOM, the SASAC, the SAT, the SAIC, the CSRC and the SAFE, jointly adopted the M&A Rules, which became effective on September 8, 2006 and was amended on June 22, 2009. The M&A Rules, among other things, include provisions that purport to require that an offshore special purpose vehicle formed for the purpose of an overseas listing of securities in a PRC company and controlled directly or indirectly by PRC companies or individuals obtain the approval of the CSRC prior to the listing and trading of such special purpose vehicle’s securities on an overseas stock exchange.

We completed the initial listing and trading of our ADSs on the NYSE on October 11, 2007. We did not seek CSRC approval in connection with our initial public offering, as we were advised by our PRC counsel that, based on their understanding of the current PRC laws, regulations and rules, because we completed our restructuring before September 8, 2006, the effective date of the M&A Rules, we were not required by the M&A Rules to apply to the CSRC for approval of the listing and trading of our ADSs on a U.S. stock exchange, unless we were clearly required to do so by any rules promulgated in the future. See “Item 3. Key Information—D. Risk Factors—Risks Relating to the People’s Republic of China—The approval of the CSRC might be required in connection with our initial public offering under certain PRC regulation; failure to obtain this approval, if required, could have a material adverse effect on our business, financial conditions, results of operations and reputation as well as the trading price of our ADSs.”

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

Any cable network operator who uses a non-PRC CA system is required under a policy promulgated by the SAPPRFT to install a parallel PRC CA system. Under this policy, vendors of non-PRC CA systems may sell only to cable network operators who have already installed a PRC CA system or are willing to purchase a parallel PRC CA system. This may result in a competitive disadvantage for vendors of non-PRC CA systems relative to vendors of PRC CA systems. Such policy does not expressly indicate whether the CA systems produced by a foreign-invested company incorporated in the PRC, such as our subsidiary Super TV, falls into the category of non-PRC CA systems. In light of this ambiguity, we have established N-S Digital TV, which is incorporated in the PRC and wholly owned by PRC citizens, to produce and sell our CA systems to avoid our CA systems being deemed as non-PRC CA systems. We conduct a significant portion of our operations through N-S Digital TV. We do not directly or indirectly have any equity interest in N-S Digital TV, but Super TV, our wholly-owned subsidiary in the PRC, has entered into a series of contractual arrangements with N-S Digital TV and its shareholders. As a result of these contractual arrangements, we are considered the primary beneficiary of N-S Digital TV and, accordingly, we consolidate N-S Digital TV’s results of operations in our financial statements.

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

We currently maintain our headquarters and most of our operations at Jingmeng High-Tech Building B, 4th Floor, No. 5 Shangdi East Road, Haidian District, Beijing 100085, PRC, where we lease 7,597 square meters of office space pursuant to three short-term lease agreements with the same landlord for separate portions of the total space. The three lease agreements are: (1) a lease agreement of N-S Digital TV with respect to an aggregate area of 1,688 square meters for its operational use; (2) a lease agreement of Super TV with respect to an aggregate area of 4,779 square meters for its operational use and an aggregate area of 180 square meters for storage; and (3) a lease agreement of Joysee with respect to an area of 1,130 square meters for its operational use. All the lease agreements expired in April 2014. We intend to continue leasing the forgoing space and are currently in the process of finalizing the relevant leasing arrangements with the landlord. We used to maintain the operations of Cyber Cloud at Deshi Building, 5th Floor, No. 9 Shangdi East Road, Haidian District, Beijing 100085, PRC, where we leased 2,050 square meters of office space pursuant to a two-year lease agreement which was early terminated at the end of 2013. We currently maintain the operations of Cyber Cloud at our headquarters.

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

Overview

We are the leading provider of CA systems to the PRC digital television market. Our CA systems, which consist of smart cards, head-end software for television network operators and terminal-end software for set-top box manufacturers, enable digital television network operators in the PRC to control the distribution of content and value-added services to their subscribers and block unauthorized access to their networks. In addition, we sell advanced digital television application software, such as EPGs and SMSs, to digital television network operators.

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

PRC television network operators are in the process of migrating from analog to digital transmissions, and the PRC government has set a target of 2015 for cable operators nationwide to complete the digital transition. As of December 31, 2013, we had installed CA systems at 408 digital television network operators in 31 of the 32 provinces, autonomous regions and centrally administered municipalities in the PRC. We have also been installing CA systems outside the PRC since 2010, including countries such as Thailand, Myanmar, India and Venezuela. We derive a substantial majority of our revenues from sales of our smart cards, which accounted for 91.5%, 83.3% and 88.5% of our total revenues in 2011, 2012 and 2013, respectively. We expect that sales of our smart cards will continue to constitute the majority of our revenues in the near future. We sold 18.3 million, 15.3 million and 17.0 million smart cards in 2011, 2012 and 2013, respectively, and our net revenues were US$99.1 million, US$88.7 million and US$87.2 million in 2011, 2012 and 2013, respectively. Our net income was US$40.3 million, US$5.5 million and US$22.6 million in 2011, 2012 and 2013, respectively.

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

In addition to the factors discussed above, our reported results are also affected by the fluctuations in the value of the Renminbi against the U.S. dollar, as our reporting currency is the U.S. dollar while the functional currency of our subsidiaries and variable interest entities in China, which operate substantially all of our business, is the Renminbi. In 2011, 2012 and 2013, the Renminbi appreciated against the U.S. dollar by approximately 4.6%, 1.0% and 2.8%, respectively. The appreciation of the Renminbi against the U.S. dollar contributed to the increase in our net income reported in U.S. dollar terms in 2011, 2012 and 2013, respectively. For additional information relating to the fluctuations in the value of the Renminbi against the U.S. dollar, see “Item 3. Key Information—A. Selected Financial Data—Exchange Rate Information,” “Item 3. Key Information—D. Risk Factors—Risks Relating to the People’s Republic of China—Fluctuations in exchange rates could result in foreign currency exchange losses.” and “Item 11. Quantitative and Qualitative Disclosures About Market Risks—Foreign Currency Risk.”

Our business is managed as a single operating segment. Our management reviews our consolidated results of operations prepared in accordance with U.S. GAAP when making decisions about allocating our resources and assessing our performance.

Revenues

We derive revenues primarily from the following two sources:

•	Products. We currently derive a substantial majority of our revenues from sales of smart cards and other products to digital television network operators. Smart cards are an essential part of our CA systems. Our customers purchase our smart cards for distribution to and use by their subscribers in their set-top boxes. Revenues from the sales of our smart cards account for substantially all of our revenues from the sales of our products. In addition, we also sell small quantities of other products, such as surface mounted device chips and multimedia home entertainment boxes. We expect that the sales of our smart cards will continue to constitute the majority of our revenues in the near future.

•	Services. We derive revenues from providing head-end system integration services and head-end system development services to digital television network operators, collecting licensing fees and/or royalty income from set-top box manufacturers and digital television operators. Our head-end system integration services involve providing head-end software, hardware and related system integration services to our customers. Head-end software mainly consists of software for CA systems, SMSs and EPGs. Our head-end system development services involve the development of customized digital television-related software applications for our customers. In addition, we provide set-top box manufacturers with our CA system terminal-end software that enables them to manufacture set-top boxes compatible with our CA systems, and receive one-time licensing fees as well as royalties from such set-top box manufacturers.

In certain circumstances, we receive royalties from digital television network operators who purchase smart cards for use with set-top boxes that were manufactured using our CA system terminal-end software, in lieu of collecting royalties from the relevant set-top boxes manufacturers. We include such royalty income as part of the revenue from sales of the related smart cards.

Revenues from the sales of our products and services accounted for 93.8% and 6.2%, respectively, of our total revenues in 2013 compared to 94.5% and 5.5%, respectively, of our total revenues in 2012. Our revenues also include certain refunds of value-added taxes from PRC tax authorities that we previously paid with respect to some of our software products. See “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Taxes and Incentives” below for more information.

Our net revenues represent total revenues less PRC business tax and related surcharges. See “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Taxes and Incentives—PRC—Value-Added Tax and Business Tax” below for more information.

Cost of Revenues

Cost of revenues primarily includes: costs of raw materials, such as computer chips manufactured by third-party suppliers and used in our smart cards and other products; personnel costs directly relating to provision of our services; warranty costs relating to our smart card sales; depreciation and amortization costs; share-based compensation allocated to the production and processing of our smart cards and other products; fees paid to our sales agents; and other miscellaneous costs. These costs are allocated to our two types of revenue-generating activities as their respective costs of revenues. Cost of revenues related to the sales of our products and to the sales of our services accounted for 78.5% and 21.5%, respectively, of our total cost of revenues in 2013 compared to 81.0% and 19.0%, respectively, of our total cost of revenues in 2012. As a percentage of our net revenues, cost of revenues increased from 23.5% in 2012 to 24.9% in 2013.

Gross Profit and Gross Margin

Gross profit is equal to net revenues less cost of revenues. Gross margin is equal to gross profit divided by net revenues. Our gross margin was 80.7%, 76.5% and 75.1% in 2011, 2012 and 2013, respectively. The decrease in our gross margin from 2012 to 2013 was mainly due to an increase in cost of revenues, attributable to inventory write-downs with respect to surface mounted chips, video-on-demand and multimedia home entertainment boxes.

The average unit cost of our smart cards in U.S. dollar terms decreased by approximately 0.4% from 2011 to 2012 and further decreased by approximately 14.5% from 2012 to 2013, principally as a result of the continuing decline in chip and production costs.

Operating Expenses

Our operating expenses consist of research and development expenses, selling and marketing expenses and general and administrative expenses. Each of these components of our operating expenses includes a portion of our total share-based compensation expenses, which are generally allocated according to the functions of those individuals who received share-based awards.

Research and Development Expenses. Research and development expenses consist primarily of costs associated with the design, development and testing of our products and technologies. Among other things, these costs include compensation and benefits for our research and development staff, rental for our office premises used for research and development activities, depreciation expenses related to equipment used in research and development activities, expenditures for purchases of supplies and other relevant costs. Compensation and benefits for our research and development staff accounted for the majority of our research and development expenses. Research and development expenses as a percentage of our net revenues were 19.6% and 22.1% in 2012 and 2013, respectively.

Selling and Marketing Expenses. Selling and marketing expenses consist primarily of compensation and benefits for our sales and marketing staff, expenses for promotional, advertising, travel and entertainment activities, marketing-related consulting fees, expenditures for purchases of supplies and amortization of intangible assets. Selling and marketing expenses as a percentage of our net revenues were 15.3% and 17.2% in 2012 and 2013, respectively.

General and Administrative Expenses. General and administrative expenses consist primarily of compensation and benefits for our general management, finance and administrative staff, professional advisory fees, depreciation and amortization with respect to equipment used for general corporate purposes, rental costs for our office premises used by general management, finance and administrative staff, and other expenses incurred in connection with general corporate purposes. General and administrative expenses as a percentage of our net revenues were 10.6% and 11.4% in 2012 and 2013, respectively.

Share-Based Compensation Expenses. We account for share-based compensation expenses based on the fair value of share option grants at the date of grant.

We adopted our 2005, 2008, 2010 and 2012 Stock Incentive Plans in February 2005, September 2007, November 2010 and May 2012, respectively, and options to purchase an aggregate of 5,029,089 ordinary shares have been granted and were outstanding under the plans as of March 31, 2014. In January 2013, we granted options to purchase 1,200,000 ordinary shares to 101 of our employees, including options to purchase 150,000, 150,000, 38,000, 32,000, 26,000, and 50,000 ordinary shares to Jianhua Zhu, our chairman and chief executive office, Zengxiang Lu, a member of our board of directors, Zhenwen Liang, our chief financial officer, Dong Li, our president and chief marketing officer, Huiqing Chen, our chief administrative officer, and Tianxing Wang, our chief technology officer, respectively. We incurred share-based compensation expenses of US$5.6 million, US$2.6 million and US$2.3 million in 2011, 2012 and 2013, respectively. For additional information regarding our share-based compensation expenses, see Note 18 to our consolidated financial statements included elsewhere in this annual report.

The table below shows the allocation of share-based compensation charges to cost of revenues and our operating expense line items for the periods indicated:

	For the years ended December 31,
Share-Based Compensation Related to:	2011		2012		2013
	(In thousands)
Cost of revenues	US$	52	US$	5	US$	41
Research and development expenses		1,025		552		380
Selling and marketing expenses		633		356		492
General and administrative expenses		3,852		1,701		1,358

Total	US$	5,562	US$	2,614	US$	2,271

Income from Operations

Income from operations represents gross profit less operating expenses.

Non-operating Income/(Expenses)

Non-operating income/(expenses) includes interest income/(expense), gain from foreign currency forward contracts, impairment loss on long-term investments and other income/(expense), each as presented in our consolidated statements of comprehensive income. Our interest income was US$6.8 million, US$6.3 million and US$1.9 million in 2011, 2012 and 2013, respectively. We had interest expense of US$0.7 million and nil in 2012 and 2013, respectively. We recorded a gain from foreign currency forward contracts, which were entered into in April and May 2011, of US$0.4 million in 2011 and a loss from foreign currency forward contracts of US$0.7 million in 2012. Our impairment loss on long-term investments was nil, US$4.5 million and nil in 2011, 2012 and 2013, respectively. We also had other income of US$0.6 million, US$0.5 million and US$0.5 million in 2011, 2012 and 2013, respectively.

Corporate Structure

We are a Cayman Islands holding company and conduct substantially all of our business through Super TV, our indirectly wholly-owned subsidiary in the PRC. In May 2004, we established N-S Digital TV, a PRC company that is wholly owned by PRC citizens, to carry out our CA systems business in the PRC. We do not directly or indirectly have any equity interest in N-S Digital TV, but Super TV has entered into a series of contractual arrangements with N-S Digital TV and its shareholders. As a result of these contractual arrangements, we have the power to direct the activities that most significantly affect the economic performance of N-S Digital TV and its subsidiaries and to receive the economic benefits of these entities that could be significant to them. As a result, we are considered the primary beneficiary of N-S Digital TV and we consolidate N-S Digital TV’s results of operations in our financial statements. For a description of these contractual agreements, see “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Super TV and N-S Digital TV Arrangements” and “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Shareholder Rights and Corporate Governance.”

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

Revenue Recognition. We derive revenues primarily from two sources: (1) sales of products, including smart cards and other products sourced from third-party suppliers, such as surface mounted device chips and multimedia home entertainment boxes; and (2) provision of services, including head-end system integration services, head-end system development services and CA system terminal-end software that generate licensing income and royalty income.

For sales of our products, we recognize revenue when the products are delivered to and received by customers.

Our head-end integration services primarily involve provision of our head-end software, third-party hardware and software, related installation and integration services, training and post-contract customer support, or PCS, including telephone support and bug-fixing. Our head-end system development services involve the development of customized digital television technology-related software applications. Head-end software offered by us includes CA systems head-end software, SMS software and EPG software.

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

In 2012, we adopted an accounting pronouncement, issued by the Financial Accounting Standards Board in September 2011, which permits us to first assess qualitative factors to determine whether it is “more likely than not” that the fair value of a reporting unit is less than its carrying amount as a basis for determining whether it is necessary to perform the two-step goodwill impairment test. If it is more likely than not that the fair value of a reporting unit is less than its carrying amount, goodwill is then tested following a two-step process. The first step compares the fair value of a reporting unit to its carrying amount, including goodwill. If the fair value of the reporting unit is greater than its carrying amount, goodwill is not considered impaired and the second step is not required. If the fair value of the reporting unit is less than its carrying amount, the second step of the impairment test measures the amount of the impairment loss, if any, by comparing the implied fair value of goodwill to its carrying amount. If the carrying amount of goodwill exceeds its implied fair value, an impairment loss is recognized equal to that excess. The implied fair value of goodwill is calculated in the same manner that goodwill is calculated in a business combination, whereby the fair value of the reporting unit is allocated to all of the assets and liabilities of that unit, with the excess purchase price over the amounts assigned to assets and liability representing the implied fair value of goodwill. We have one reporting unit and have determined to perform the annual impairment test on December 31 of each year. In 2013, we assessed the qualitative factors and determined that it is not “more likely than not” that the fair value of the reporting unit is less than its carrying amount and therefore it is not necessary to perform the two-step goodwill impairment test. We did not incur any impairment loss on goodwill for the years ended December 31, 2011, 2012 or 2013.

Impairment of Long-Lived Asset. We review our long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable. When these events occur, we measure impairment by comparing the carrying value of the long-lived assets to the estimated undiscounted future cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flows is less than the carrying amount of the assets, we would recognize an impairment loss based on the fair value of the assets. We did not record any impairment losses in 2011, 2012 or 2013.

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

Investee companies over which we have 50% equity interest or over, but where the noncontrolling shareholders have substantive rights to participate in significant operating decisions, are accounted for using the equity method.

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

We review our cost method investments for impairment whenever an event or circumstance indicates that an other-than-temporary impairment has occurred. We consider available quantitative and qualitative evidence in evaluating potential impairment of our cost method investments. An impairment charge is recorded if the cost of an investment exceeds its fair value and such excess is determined to be other-than-temporary. Factors we consider in making such a determination include general market conditions, the duration and the extent to which the fair value of an investment is less than its cost, and our intent and ability to hold such investment. As a result of the assessment process for our cost method investments, we recognized a full impairment charge of US$5.0 million in 2010 for our cost method investment in OpenV.

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

Consolidation of Variable Interest Entity. Currently, foreign-invested enterprises incorporated in the PRC are not expressly prohibited from engaging in encryption-related businesses. However, they may have difficulty in obtaining the necessary licenses for the development, production and sale of commercial encryption products in the PRC from the PRC encryption authority due to such authority’s generally restrictive approach towards foreign participation in the PRC encryption industry. In addition, SAPPRFT’s policy requires any cable television network operator who uses non-PRC CA systems to install a parallel PRC CA system. This policy does not, however, expressly indicate whether the CA systems produced by a foreign-invested company incorporated in the PRC fall into the category of non-PRC CA systems. In light of the above, we conduct substantially all of our business through our operating subsidiary, Super TV, and our variable interest entity, N-S Digital TV, which is wholly owned by PRC citizens and has obtained the licenses for the production and sale of commercial encryption products in the PRC required for our business.

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

As advised by our PRC legal counsel, Han Kun, the ownership structures of our operating subsidiary in China and our consolidated variable interest entity comply with existing PRC laws, rules and regulations. Moreover, Han Kun is of the opinion that each of the agreements that establish the contractual arrangements is valid, legally binding and enforceable and does not violate applicable PRC laws, rules and regulations. However, there exist substantial uncertainties regarding the interpretation and application of PRC laws, rules and regulations, and we cannot assure you that the relevant PRC regulatory authorities will not ultimately determine that these contractual arrangements do not comply with applicable PRC laws, rules and regulations. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Corporate Structure—Our business and operations could be significantly disrupted, and we could be subject to sanctions, if the contractual arrangements between us and our consolidated variable interest entity, N-S Digital TV, which we depend on for the production and sales of our CA systems, are found to be in violation of applicable PRC laws, rules and regulations” and “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Corporate Structure—The shareholders or directors of N-S Digital TV may have conflicts of interest with us.”

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

Government Subsidies.

Government subsidies mainly represent amounts granted by local government authorities as an incentive for companies to promote the economic development of the local technology industry. We record any government subsidies received with respect to government sponsored projects as liabilities and record such government subsidies as subsidy income when no performance of the relevant obligation is required. Subsidy income of US$168,000, US$351,000 and US$620,000 was recognized in 2011, 2012 and 2013, respectively.

Income Taxes

Deferred income taxes are provided using the asset and liability method. Under this method, deferred income taxes are recognized based on net operating losses available for carry-forwards and significant temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis using enacted tax rates in effect for the years in which the differences are expected to reverse. Deferred tax assets and liabilities are classified as current or non-current based upon the classification of the related asset or liability in the financial statements or the expected timing of their reversal if they do not relate to a specific asset or liability. A valuation allowance is provided to reduce the amount of deferred tax assets if it is considered more likely than not that some portion of, or all of the deferred tax assets will not be realized.

Income taxes are provided for in accordance with the laws, rules and regulations applicable to the relevant companies as enacted by the relevant tax authorities. The impact of an uncertain income tax position on the income tax return must be recognized at the largest amount that is more-likely-than not to be sustained upon audit of the relevant tax authority. An uncertain income tax position will not be recognized if it has less than a 50% likelihood of being sustained.

Recently Issued Accounting Pronouncements Not Yet Adopted

See Note 2(bb) to our consolidated financial statements included elsewhere in this annual report for recently issued accounting standards that we believe may have implications on our consolidated financial statements for future periods.

Taxes and Incentives

Cayman Islands, British Virgin Islands and Hong Kong

Our company, as an exempted company incorporated in the Cayman Islands, and CDTV BVI, our wholly-owned subsidiary incorporated in BVI, are not subject to any income or capital gains tax under the current laws of the Cayman Islands and BVI. Golden Benefit and CSM Holdings, our indirectly wholly-owned subsidiaries incorporated in Hong Kong, were subject to 16.5% Hong Kong profits tax in 2011, 2012 and 2013 on their activities conducted in Hong Kong.

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

Each of N-S Digital TV and Super TV was entitled to income tax exemption during the three years from 2004 through 2006, and a 50% reduction of income tax during the subsequent three years from 2007 through 2009. In addition, under the 2008 EIT Law, “high-and-new technology enterprises strongly supported by the State” are entitled to a preferential tax rate of 15%. In December 2008, N-S Digital TV and Super TV successfully obtained their respective high-and-new technology enterprise certificates under the 2008 EIT Law and were therefore recognized as “high-and-new technology enterprises strongly supported by the State” and qualified for a preferential tax rate of 15% in each of 2008, 2009 and 2010. In October 2011, N-S Digital TV and Super TV successfully renewed their respective high-and-new technology enterprise certificates and qualified for a preferential tax rate of 15% for another three years from 2011 to 2013. In 2010, Super TV was designated as a “key software enterprise” by the relevant PRC government authorities and, as a result, qualified for a preferential tax rate of 10% for that year. In March 2013, Super TV’s re-application for the “key software enterprise” designation for the year of 2011 and 2012 was approved by the relevant PRC government authorities. As a result, Super TV would qualify for the 10% preferential tax rate for 2011 and 2012 retroactively. In December 2013, Super TV continued to be designated as a “key software enterprise” and enjoyed the preferential tax rate of 10% in 2013 and 2014.

Each of N-S Media Investment, N-S Investment Holdings, Guangdong R&D, Cyber Cloud, Joysee and Super Movie was subject to an enterprise income tax rate of 25% in each of 2011, 2012 and 2013.

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

Value-Added Tax and Business Tax. We are subject to value-added tax, or VAT, at the rate of 17% on the sales of our products. Pursuant to a PRC tax policy intended to encourage the development of software and integrated circuit industries and a notice jointly issued by the PRC Ministry of Finance and the SAT in October 2011, each of N-S Digital TV and Super TV is entitled to a refund of VAT paid at a rate of 14% (i.e., the excess of the effective VAT rate over 3%) of the sale value of some of our software products. The amount of VAT refund included in our total revenues was US$8.4 million, US$7.4 million and US$6.6 million in 2011, 2012 and 2013, respectively, accounting for 8.3%, 8.2% and 7.5%, respectively, of our total revenues in the corresponding periods. We include such refunds in the total revenues in our consolidated statements comprehensive income included elsewhere in this annual report. The VAT refund benefits have been renewed for N-S Digital TV and Super TV from January 1, 2011.

On November 16, 2011, the Ministry of Finance and the SAT issued a pilot tax program under which business tax will be replaced with VAT for certain pilot industries, including, among others, transportation services, research and development and technical services, information technology services and cultural and creative services. The pilot VAT program initially applied only to the pilot industries in Shanghai and has been subsequently expanded to eight additional regions, including, among others, Beijing and Guangdong province. Since August 1, 2013, the pilot VAT program has been further expanded nationwide. N-S Digital TV, Super TV and each of Super TV’s and N-S Digital TV’s subsidiaries have been recognized as VAT taxpayers since September 1, 2012 or November 1, 2012, respectively. Prior to the implementation of such pilot VAT program, each of Super TV’s subsidiaries, N-S Digital TV and N-S Digital TV’s subsidiaries was subject to business tax at a rate of 5% on certain service-type revenues, including those from our head-end integration services, head-end system development services, licensing income and royalty income. Super TV was exempted from business tax at a rate of 5% on the revenues generated from the technical support, technical training and personnel services it then provided. From September 1, 2012 or November 1, 2012 onwards, as the case may be, each of Super TV’s subsidiaries, N-S Digital TV and N-S Digital TV’s subsidiaries are required to pay VAT at a rate of 6% for research and development services, technical services and other services deemed by the relevant PRC tax authorities to be within the pilot industries, and is no longer subject to business tax. Super TV is exempted from VAT at a rate of 6% on the revenues generated from the technical support, technical training and personnel services it currently provides.

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

Recent Acquisitions

See “Item 4. Information on the Company—A. History and Development of the Company—Our Investments and Acquisitions.”

Results of Operations

The following table sets forth our condensed consolidated statements of operations by amount and as a percentage of our net revenues for the periods indicated:

	For the years ended December 31,
	2011			2012			2013
	Amount		% of Net Revenues	Amount		% of Net Revenues	Amount		% of Net Revenues
	(In thousands, except percentages)
Revenues:
Products	US$	95,162	96.1%	US$	85,319	96.1%	US$	82,926	95.1%
Services		5,378	5.4		4,925	5.6		5,521	6.4

Total revenues		100,540	101.5		90,244	101.7		88,447	101.5
Business taxes		(1,445)	(1.5)		(1,501)	(1.7)		(1,283)	(1.5)

Net revenues		99,095	100.0		88,743	100.0		87,164	100.0

Cost of revenues:(1)
Products		16,100	16.2		16,880	19.0		17,009	19.5
Services		3,027	3.1		3,952	4.5		4,652	5.4

Total cost of revenues		19,127	19.3		20,832	23.5		21,661	24.9

Gross profit		79,968	80.7		67,911	76.5		65,503	75.1

Operating expenses:
Research and development expenses(1)		13,140	13.3		17,402	19.6		19,251	22.1
Selling and marketing expenses(1)		12,377	12.5		13,606	15.3		14,957	17.1
General and administrative expenses(1)		9,723	9.8		9,444	10.7		9,959	11.4

Total operating expenses		35,240	35.6		40,452	45.6		44,167	50.6

Income from operations		44,728	45.1		27,459	30.9		21,336	24.5
Non-operating income/(expenses)
Interest income		6,810	6.9		6,318	7.1		1,901	2.2
Interest expense		(1,452)	(1.5)		(739)	(0.8)		—	—
Gain/(loss) from forward contracts		404	0.4		(690)	(0.8)		—	—
Impairment loss on long-term investments		—	—		(4,487)	(5.0)		—	—
Other income		594	0.6		549	0.6		534	0.6

Income before income taxes		51,084	51.5		28,410	32.0		23,771	27.3

Income tax expense		9,762	9.8		22,232	25.0		727	0.9
Net income before income/(loss) from equity method investments		41,322	41.7		6,178	7.0		23,044	26.4

Loss from equity method investments, net of income taxes		(1,052)	(1.1)		(640)	(0.8)		(468)	(0.5)

Net income		40,270	40.6		5,538	6.2		22,576	25.9

Net loss attributable to noncontrolling interest		730	0.8		1,389	1.6		1,832	2.1

Net income attributable to holders of ordinary shares	US$	41,000	41.4%	US$	6,927	7.8%	US$	24,408	28.0%

(1)	Share-based compensation charges incurred during the period related to:

	For the years ended December 31,
	2011			2012			2013
	Amount		% of Net Revenues	Amount		% of Net Revenues	Amount		% of Net Revenues
	(In thousands, except percentages)
Cost of revenues	US$	52	0.1%	US$	5	0.0%	US$	41	0.0%
Research and development expenses		1,025	1.0		552	0.6		380	0.4
Selling and marketing expenses		633	0.6		356	0.4		492	0.6
General and administrative expenses	US$	3,852	3.9%	US$	1,701	1.9%	US$	1,358	1.5%

Comparison of Years Ended December 31, 2013 and December 31, 2012

Revenues. The following table sets forth revenues by sources and the percentage of our total revenues for the periods indicated:

	For the years ended December 31,
	2012			2013
	Amount		% of Total Revenues	Amount		% of Total Revenues
	(In thousands, except percentages)
Products
Smart cards	US$	75,185	83.3%	US$	78,256	88.5%
Other products		10,134	11.2		4,670	5.3

Subtotal		85,319	94.5		82,926	93.8
Services
Head-end system integration		2,175	2.5		2,731	3.1
Head-end system development		987	1.1		1,103	1.2
Licensing income		1,246	1.4		1,098	1.2
Royalty income		382	0.4		512	0.6
Other services		135	0.1		77	0.1

Subtotal		4,925	5.5		5,521	6.2

Total revenues	US$	90,244	100.0%	US$	88,447	100.0%

Our total revenues decreased by 2.0% from US$90.2 million in 2012 to US$88.4 million in 2013, reflecting a decrease in the revenue from the sales of our products.

Revenues from the sales of our products decreased by 2.8% from US$85.3 million in 2012 to US$82.9 million in 2013, primarily due to a decrease in revenues from other products, such as surface mounted chips and multimedia home entertainment boxes, which was partially offset by increases in revenues from smart cards sales.

Revenues from the sales of our services increased by 12.1% from US$4.9 million in 2012 to US$5.5 million in 2013, primarily due to an increase in head-end system integration.

Net Revenues. Our net revenues decreased by 1.8% from US$88.7 million in 2012 to US$87.2 million in 2013.

Cost of Revenues. The following table sets forth cost of revenues by sources of revenues by amount and as a percentage of net revenues for the periods indicated:

	Years ended December 31,
	2012			2013
	Amount		% of Net Revenues	Amount		% of Net Revenues
	(In thousands, except percentages)
Products	US$	16,880	19.0%	US$	17,009	19.5%
Services		3,952	4.5		4,652	5.4

Total cost of revenues	US$	20,832	23.5%	US$	21,661	24.9%

Cost of revenues increased by 4.0% to US$21.7 million in 2013 from US$20.8 million in 2012, primarily reflecting an increase in costs of revenues relating to our services, and, to a lesser extent, an increase in costs relating to our products. Cost of revenues relating to our products increased by 0.8% to US$17.0 million in 2013 from US$16.9 million in 2012, principally due to an increase in inventory write-downs for surface mounted chips and multimedia home entertainment boxes. Cost of revenues relating to our services increased by 17.7% to US$4.7 million in 2013 from US$4.0 million in 2012, mainly due to an increase in inventory write-downs for video-on-demand services.

Gross Profit and Gross Margin. Gross profit decreased by 3.5% from US$67.9 million in 2012 to US$65.5 million in 2013. Our gross margin decreased from 76.5% in 2012 to 75.1% in 2013, primarily due to an increase in cost of revenues, attributable to inventory write-downs with respect to surface mounted chips, video-on-demand and multimedia home entertainment boxes.

Operating Expenses. Our operating expenses increased by 9.2% to US$44.2 million in 2013 from US$40.5 million in 2012. This increase reflected increases in research and development expenses, sales and marketing expenses, and general and administrative expenses. Operating expenses, as a percentage of net revenues, increased to 50.6% in 2013 from 45.6% in 2012. We expect operating expenses will increase as we continue to increase our spending on the research and development and commercialization of our new solutions and products.

Research and Development Expenses. Our research and development expenses increased by 10.6% to US$19.3 million in 2013 from US$17.4 million in 2012. This increase was mainly due to an increase in personnel related expenses, as well as increases in project development expenses. Our research and development expenses, as a percentage of net revenues, increased to 22.1% in 2013 from 19.6% in 2012.

Selling and Marketing Expenses. Our selling and marketing expenses increased by 9.9% to US$15.0 million in 2013 from US$13.6 million in 2012. This increase was primarily due to an increase in marketing expenditures. Our selling and marketing expenses, as a percentage of net revenues, increased to 17.1% in 2013 from 15.3% in 2012.

General and Administrative Expenses. Our general and administrative expenses increased by 5.5% to US$10.0 million in 2013 from US$9.4 million in 2012, primarily due to increases in allowance for doubtful accounts and personnel related expenses, which was partially offset by decreases in consulting expenses and share-based compensation expenses.

Income from Operations. As a result of the foregoing, our income from operations decreased by 22.3% from US$27.5 million in 2012 to US$21.3 million in 2013.

Non-Operating Income (Expenses). We had non-operating income of US$2.4 million in 2013 compared to US$1.0 million in 2012. Our non-operating income in 2013 primarily consisted of interest income of US$1.9 million and other income of US$0.5 million. Our interest income decreased by 69.9% from US$6.3 million in 2012 to US$1.9 million in 2013, primarily due to a decrease in the average balance of our bank deposits. In 2012, we fully accrued an impairment charge of US$4.5 million related to our investment in 3DiJoy based on the fair value of 3DiJoy we estimated with the assistance of a third party valuation firm, as we had doubts regarding 3DiJoy’s ability to operate as a going concern given that it had been experiencing financial difficulties and had failed to obtain new capital funding from its shareholders or otherwise. We entered into foreign currency forward contracts in April and May 2011, which met the definition of derivatives and were measured at fair value. The change in the forward rate for U.S. dollar against the Renminbi from the last date of each year to the expiration dates of the foreign currency forward contracts was recognized as gain or loss from foreign currency forward contracts. We also incurred interest expenses of US$0.7 million in 2012, as we borrowed short-term loans in connection with the above-mentioned foreign currency forward contracts. We did not incur interest expenses in 2013.

Income Tax Expenses. Our income tax expenses decreased from US$22.2 million in 2012 to US$0.7 million in 2013. The decrease in our income tax expenses was primarily due to (i) the retroactive adjustment of income tax expense in 2011 and 2012 from the income tax rate of 15% to 10% as a result of the completion of the renewal for the designation of “key software enterprise” for Super TV with respect to 2011 and 2012 and (ii) the preferential tax rate of 10% enjoyed by Super TV in 2013 as a “key software enterprise”.

Income/(Loss) from Equity Method Investments, Net of Income Taxes. Our loss from equity method investments decreased from US$0.6 million in 2012 to US$0.5 million in 2013. Our loss from equity method investments in 2013 was mainly attributable to the loss from our equity method investments in Xinghe Union and Shibo Movie.

Net Loss Attributable to Noncontrolling Interest. Net loss attributable to noncontrolling interest increased from US$1.4 million in 2012 to US$1.8 million in 2013. Net loss attributable to noncontrolling interest represents the proportional share of net loss of our consolidated, but not wholly-owned, subsidiaries that are attributable to the other shareholders of such subsidiaries. The change was primarily due to the loss of our majority-owned subsidiaries, in particular, Joysee and Cyber Cloud.

Net Income Attributable to Holders of Ordinary Shares. As a result of the foregoing, net income attributable to holders of ordinary shares increased by 252.4% from US$6.9 million in 2012 to US$24.4 million in 2013. Our basic and diluted earnings per ordinary share in 2013 were US$0.41 and US$0.41, respectively.

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

B.	Liquidity and Capital Resources

Liquidity

	For the years ended December 31,
	2011		2012		2013
	(In thousands)
Cash and cash equivalents	US$	201,557	US$	130,697	US$	79,085
Net cash provided by operating activities		37,685		20,897		24,504
Net cash provided by/(used in) investing activities		18,011		55,025		(870)
Net cash used in financing activities	US$	(15,048)	US$	(147,214)	US$	(76,884)

Operating Activities. Net cash provided by operating activities was US$24.5 million in 2013, which was primarily derived from our net income of US$22.6 million, adjusted to reflect the adding back of US$2.8 million increase in provision for inventory, US$2.6 million increase in allowance for doubtful accounts, US$2.3 million share-based compensation charges and US$1.0 million depreciation and amortization. Cash provided by operating activities in 2013 was partially offset by a US$7.2 million decrease in working capital.

Net cash provided by operating activities was US$20.9 million in 2012, which was primarily derived from our net income of US$5.5 million, adjusted to reflect the adding back of US$4.5 million in impairment loss on long-term investments, US$2.6 million share-based compensation charges, US$1.4 million increase in allowance for doubtful accounts, US$1.2 million depreciation and amortization, and US$4.9 million increase in working capital.

Net cash provided by operating activities was US$37.7 million in 2011, which was primarily derived from our net income of US$40.3 million, adjusted to reflect the adding back of US$5.6 million share-based compensation charges, US$1.3 million in depreciation and amortization costs and US$1.1 million loss from equity method investment. Cash provided by operating activities in 2011 was partially offset by a US$9.9 million decrease in working capital.

Investing Activities. Net cash used in investing activities was US$0.9 million in 2013, primarily consisting of US$0.9 million bank deposits pledged as security for accounts payable to suppliers and US$0.3 million purchase of property and equipment, which was partially offset by US$0.4 million proceeds from disposal of equity method investment.

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

Financing Activities. Net cash used in financing activities was US$76.9 million in 2013, which reflected a special cash dividend paid to our shareholders.

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

Our subsidiaries and our variable interest entities in the PRC may, upon a resolution passed by their respective shareholders, convert the statutory surplus reserve into capital. The statutory reserve represents appropriations of retained earnings determined according to PRC law and may not be distributed. There were no appropriations to reserves other than to those of our subsidiaries and our variable interest entity in the PRC during any of the periods presented. However, as a result of these laws, US$17.9 million and US$17.9 million of our retained earnings were not available for distribution as of December 31, 2012 and December 31, 2013, respectively.

As a holding company, our ability to pay dividends and other cash distributions to our shareholders depends in part upon dividends and other distributions paid to us by our PRC subsidiary, Super TV. The amount of dividends paid by Super TV to us primarily depends on the service fees paid to Super TV from N-S Digital TV, and, to a lesser degree, Super TV’s retained earnings. As of December 31, 2012 and 2013, the total amount of service fees payable to Super TV from N-S Digital TV under the contractual agreements was US$23.5 million and US$24.5 million, respectively. Conducting our operations through contractual arrangements with N-S Digital TV entails a risk that we may lose the power to direct the activities that most significantly affect the economic performance of N-S Digital TV, which may result in our being unable to consolidate its financial results with our results and may impair our access to its cash flow from operations and thereby reduce our liquidity. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Corporate Structure” for more information.

In 2011, 2012 and 2013, N-S Digital TV and its subsidiaries in aggregate contributed 93.1%, 89.0% and 91.2%, respectively, of our total net revenues. Our operations not conducted through contractual arrangements with N-S Digital TV primarily consist of the sales of multimedia home entertainment boxes and cloud computing technology-based services, accounting for 6.9%, 11.0% and 8.8% of our total net revenues in 2011, 2012 and 2013, respectively. As of December 31, 2012 and 2013, N-S Digital TV and its subsidiaries accounted for an aggregate of 31.6% and 43.5%, respectively, of our total assets, and 11.8% and 46.4%, respectively, of our total liabilities. The assets not associated with N-S Digital TV primarily consist of cash and cash equivalents, equity method investments, and property and equipment.

Capital Expenditures

In 2011, 2012 and 2013, our capital expenditures totaled US$0.7 million, US$2.4 million and US$0.3 million, respectively. Our capital expenditures in 2013 was attributable to the purchase of computers and other electronic equipment.

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

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2011 to December 31, 2013 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

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

F.	Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations as of December 31, 2013:

	Contractual Obligations
	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years	Total
	(In thousands)
Operating lease obligations(1)	750	117	0	0	867
Purchase obligations	1,097	165	0	0	1,262

Total	1,847	282	0	0	2,129

(1)	Operating leases generally relate to the lease of our office premises.

Item 6.	Directors, Senior Management and Employees

A.	Directors and Senior Management

Our board of directors consists of seven directors, including four independent directors. The following table sets forth certain information concerning our directors and executive officers as of April 21, 2014.

Name	Age	Position
Jianhua ZHU	44	Chairman and Chief Executive Officer
Zengxiang LU	43	Director
Andrew Yan YAN	56	Director
Jianyue PAN	46	Independent Director
Eric Zhe XU	39	Independent Director
Michael Elyakim	40	Independent Director
Songzuo XIANG	49	Independent Director
Zhenwen LIANG	40	Chief Financial Officer
Dong LI	42	President and Chief Marketing Officer
Tianxing WANG	45	Chief Technology Officer
Huiqing CHEN	41	Chief Administrative Officer

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

Andrew Yan YAN has been a board member since November 2013. He is the founding managing partner of SAIF Partners. Prior to that, Mr. Yan was the managing director and head of the Hong Kong Office of the Emerging Markets Partnership and has also worked as an economist, research fellow and director for Asia respectively at a number of organizations, including the World Bank, the Hudson Institute and Sprint International Corporation. He also served as a chief engineer with Jianghuai Airplane Corporation. Currently, Mr. Yan is a member of the board of directors of several companies, including Fosun International Ltd., Guodian Technology & Environment Group Corporation Ltd., China Huiyuan Juice Group Ltd., China Petroleum & Chemical Corporation Limited, Digital China Holdings Limited, eSun Holdings Limited, Giant Interactive Group Inc., Acorn International Inc., ATA Inc., etc. Mr. Yan received a bachelor’s degree in engineering from Nanjing Aeronautic Institute and a Master of Arts degree in International Political Economy from Princeton University.

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

Michael Elyakim has been an independent director of our company since January 2014. Michael serves as the managing director for China investments at Aurec Capital Ltd., an Israel-based investment company, and is leading Aurec Capital’s investments and operations in China. Since 2013, Michael has also served as a director of Shanghai Lezare International Trading, an organic cosmetic retail chain in China. Prior to joining Aurec Capital Ltd., Michael co-founded and was the managing partner of CIG, an Israel-based investment fund, and also acted as the mergers and acquisitions officer and director of the financial department for Scorpio BSG Ltd. Michael also held several senior positions in the investment banking sector in Israel and provided a variety of financial services. Michael holds a bachelor’s degree in law and a bachelor’s degree in economics from Tel-Aviv University and is a licensed Israeli lawyer.

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

Dong LI has served as our president since March 2009 and as the chief marketing officer of our company since our establishment in 2004. From 2001 to 2004, he was the assistant to the general manager and chief marketing officer of N-T Information Engineering. He previously worked at China Technology Import and Export Corp. Mr. Li holds a master of business administration degree from Cheung Kong Graduate School of Business and a bachelor’s degree in materials science and technology from Tsinghua University.

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

At our annual general meeting held on December 30, 2013, our shareholders approved the re-election of independent directors Songzuo Xiang, Jianyue Pan and Eric Zhe Xu as Class III directors, each to serve on the board of directors for a further three-year term. Andrew Yan replaced James Ho as a director, effective November 13, 2013. Micheal Elyakim replaced Chaoyang Xia as an independent director, effective January 10, 2014.

There is no family relationship among any of our directors or executive officers. There is no shareholding qualification for directors.

B.	Compensation of Directors and Senior Officers

Our executive officers receive compensation in the form of salaries, annual bonuses and share options. Some of our current and former directors have received compensation in the form of share options. We do not provide any benefits to our non-executive directors upon retirement. In 2013, the aggregate cash compensation to our directors and executive officers was US$1.3 million.

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

We reserved a total of 4,444,440 ordinary shares for issuance under the 2005 Stock Incentive Plan, subject to any adjustments as contemplated by the plan. We granted share options to purchase 3,067,498, 47,918, 543,674, 620,212 and 53,280 ordinary shares pursuant to the 2005 Stock Incentive Plan on February 3, 2005, April 13, 2006, September 22, 2006, December 5, 2006 and October 5, 2008, respectively. On November 19, 2010, the number of ordinary shares reserved for issuance under the 2005 Stock Incentive Plan was cancelled to the extent the corresponding options had not been awarded as of that date. Options to purchase 15,767 ordinary shares remained outstanding as of March 31, 2014 under the 2005 Stock Incentive Plan.

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

We reserved a total of 1,200,000 ordinary shares for issuance under the 2008 Stock Incentive Plan, subject to any adjustments as contemplated by the plan. The plan also provides for an annual increase, beginning in 2009, in the number of ordinary shares that may be delivered pursuant to awards under the plan, totaling 2% of our issued and outstanding shares as of the first business day of the relevant calendar year. The maximum number of shares subject to awards that may be granted during any single calendar year is such number as equals 2% of our issued and outstanding shares as of the first business day of that calendar year. We granted share options to purchase 406,776, 357,548, 42,880 and 50,000 ordinary shares on October 5, 2008, June 2, 2009, February 10, 2010 and November 15, 2010, respectively. On November 19, 2010, the number of ordinary shares that had been reserved for issuance under the 2008 Stock Incentive Plan was cancelled to the extent the corresponding options had not been awarded as of that date. Options to purchase 571,990 ordinary shares remained outstanding as of March 31, 2014 under the 2008 Stock Incentive Plan.

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

We reserved a total of 3,600,000 ordinary shares for issuance under the 2010 Stock Incentive Plan, subject to adjustments as contemplated by the plan. We granted share options to purchase 1,000,000, 1,600,000, 700,000 and 300,000 ordinary shares on November 19, 2010, May 16, 2011, September 30, 2011 and November 19, 2011, respectively. Options to purchase 3,389,436 ordinary shares remained outstanding as of March 31, 2014 under the 2010 Stock Incentive Plan.

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

With respect to the share options that we granted on September 30, 2011, the vesting schedule is as follows: 25% vest on November 19, 2011, and the remaining 75% vest in 36 substantially equal monthly installments, beginning on December 31, 2011 and then on the last day of the month following thereafter. The original exercise price is US$4.34 per share.

With respect to the share options that we granted on November 19, 2011, the vesting schedule is as follows: 25% vest on November 19, 2011, and the remaining 75% vest in 36 substantially equal monthly installments, beginning on December 31, 2011 and then on the last day of the month following thereafter. The original exercise price is US$4.34 per share.

2012 Stock Incentive Plan

The 2012 Stock Incentive Plan was adopted by our board of directors on May 1, 2012. Pursuant to the 2012 Stock Incentive Plan, we may issue share options, share appreciation rights, share bonuses, restricted shares, performance shares, share units, phantom shares, dividend equivalents or similar rights to purchase or acquire shares.

We reserved a total of 1,200,000 ordinary shares for issuance under the 2012 Stock Incentive Plan, subject to adjustments as contemplated by the plan. We granted share options to purchase 1,200,000 ordinary shares on January 8, 2013. Options to purchase 1,051,896 ordinary shares remained outstanding as of March 31, 2014 under the 2012 Stock Incentive Plan.

With respect to the share options that we granted on January 8, 2013, the vesting schedule is as follows: 25% vest on January 8, 2013, and the remaining 75% vest in 36 substantially equal monthly installments, beginning on February 28, 2013 and then on the last day of the month following thereafter. The original exercise price is US$1.18 per share.

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

On November 19, 2010, our board of directors approved an adjustment to the exercise price of all options granted prior to, but remained outstanding as of December 23, 2010 under the 2005 Stock Incentive Plan, the 2008 Stock Incentive Plan and the 2010 Stock Incentive Plan, or the Adjusted Options. The per share exercise price of all Adjusted Options with a per share exercise price higher than US$2.00 was reduced by US$2.00 on December 23, 2010, and the per share exercise price of all Adjusted Options with a per share exercise price no more than US$2.00 was reduced to US$0.01. Our board of directors also resolved that if any future dividend is declared, the per share exercise price of all options granted prior to and outstanding as of the date of record of such dividend shall be reduced by an amount equal to the dividend payable on each ordinary shares, provided that the per share exercise price after adjustment shall not be less than US$0.01. Due to special cash dividends of US$0.56, US$2.30 and US$0.50 per ordinary share declared in May 2011, November 2012 and April 2014, respectively, the per share exercise prices of all of the options granted prior to and remaining outstanding as of June 20, 2011, November 26, 2012 and April 14, 2014, each a record date, were reduced by US$0.56, US$2.30 and US$0.50 pursuant to such resolution of our board of directors referenced above, respectively, provided that the per share exercise prices after adjustment shall not be less than US$0.01.

The following table sets forth information on share options that have been granted and were outstanding as of March 31, 2014 pursuant to the 2005, 2008, 2010 and 2012 Stock Incentive Plan:

	Number of Ordinary Shares Underlying Outstanding Options	Exercise Price per Ordinary Share**		Date of Grant	Date of Expiration
Directors and Executive Officers
Jianhua ZHU	1,150,000	US$ US$	1.54 0.68	November 19, 2010 January 8, 2013	November 19, 2020 January 7, 2023
Zengxiang LU	1,150,000	US$ US$	1.54 0.68	May 16, 2011 January 8, 2013	May 15, 2021 January 7, 2023
Zhenwen LIANG	*	US$ US$	1.54 0.68	September 30, 2011 January 8, 2013	September 29, 2021 January 7, 2023
Dong LI	*	US$	3.73	June 2, 2009	June 1, 2019
		US$	2.53	October 5, 2008	October 4, 2018
		US$ US$	1.54 0.68	September 30, 2011 January 8, 2013	September 29, 2021 January 7, 2023
Tianxing WANG	*	US$	3.73	June 2, 2009	June 1, 2019
		US$	2.53	October 5, 2008	October 4, 2018
		US$ US$ US$	1.54 1.54 0.68	May 16, 2011 November 19, 2011 January 8, 2013	May 15, 2021 November 18, 2021 January 7, 2023
Huiqing CHEN	*	US$	3.73	June 2, 2009	June 1, 2019
		US$	2.53	October 5, 2008	October 4, 2018
		US$ US$	1.54 0.68	September 30, 2011 January 8, 2013	September 29, 2021 January 7, 2023
Other Grantees
Other grantees as a group (comprising 133 individuals)	1,796,208		—	—	—

*	The number of ordinary shares underlying the outstanding options held by each of the officers represents less than 1% of our ordinary shares.
**	The exercise price per Ordinary Share has reflected the impact of the exercise price modifications in December 2010, June 2011, November 2012 and April 2014, respectively.

C.	Board Practices

General

The functions and powers of our board of directors include, among others:

•	convening shareholders’ annual general meetings and reporting its work to shareholders at such meetings;

•	implementing shareholders’ resolutions;

•	determining our business plans and investment proposals;

•	declaring dividends and distributions;

•	exercising the borrowing powers of our company and mortgaging the property of our company;

•	approving the transfer of shares of our company, including the registering of such shares in our share register; and

•	exercising any other powers conferred by the shareholders’ meetings or under our Second Amended and Restated Memorandum and Articles of Association.

Terms of Directors

Our Second Amended and Restated Memorandum and Articles of Association provide for three classes of directors, each with three-year terms. The term of the Class I directors, who are Dr. Zengxiang Lu and Jianhua Zhu, will expire upon the annual general meeting of shareholders to be held in 2014; the term of the Class II directors, who are Andrew Yan Yan and Michael Elyakim, will expire upon the annual general meeting of shareholders to be held in 2015; and the term of the Class III directors, who are Jianyue Pan, Songzuo Xiang and Eric Zhe Xu, will expire upon the annual general meeting of shareholders to be held in 2016.

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

Board Committees

To enhance our corporate governance, our board of directors established two board committees: an audit committee and a corporate governance and nominations committee. The charters of each of our audit committee and corporate governance and nominations committee are publicly available on our website at http://ir.chinadtv.cn. In addition, we have Songzuo Xiang, one of our independent directors, assist the board in reviewing and approving our compensation structure, including all forms of compensation relating to our directors and executive officers, and administering our stock incentive plans.

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

Our audit committee currently consists of Songzuo Xiang and Jianyue Pan, and has a formal written charter that sets forth its duties and powers. Our board has determined that each of Songzuo Xiang and Jianyue Pan qualifies as an “independent” director under the rules of the SEC and the NYSE. Our board also has determined that Songzuo Xiang qualifies as an audit committee financial expert within the meaning of the rules of the SEC. Our audit committee meets at least once each quarter.

We currently only have two members on our audit committee and we no longer comply with Section 303A.07 of the NYSE Listed Company Manuel, which, among others, requires a listed company to have an audit committee that has a minimum of three members. As a foreign private issuer, we are permitted to follow home country practice in lieu of such requirements pursuant to Section 303A.00 of the NYSE Listed Company Manuel. The corporate governance practice in our home country, the Cayman Islands, does not require companies to have a minimum number of members on the audit committee.

Corporate Governance and Nominations Committee

Our corporate governance and nominations committee consists of Songzuo Xiang and Jianyue Pan, and has a formal written charter that sets forth its duties and powers. Our corporate governance and nominations committee is responsible for identifying individuals qualified to become members of our board of directors and recommending them to our board of directors for nomination. Our corporate governance and nominations committee is also responsible for implementing our Code of Business Conduct and Ethics.

We currently do not have a compensation committee and we no longer comply with Section 303A.05 of the NYSE Listed Company Manuel, which, among others, requires a listed company to have a compensation committee composed entirely of independent directors. However, Songzuo Xiang, one of our independent directors, currently assists the board in reviewing and approving our compensation structure, including all forms of compensation relating to our directors and executive officers, and administering our stock incentive plans. While we expect to appoint other independent directors to establish a compensation committee to meet the relevant NYSE requirements in the near future, as a foreign private issuer, we are permitted to follow home country practice in lieu of such requirements pursuant to Section 303A.00 of the NYSE Listed Company Manuel. The corporate governance practice in our home country, the Cayman Islands, does not require companies to have a compensation committee.

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

The following table sets forth certain information with respect to the directors, officers and each of the persons known to us who own beneficially 5% or more of our ordinary shares as of March 31, 2014 unless otherwise indicated. The number of ordinary shares outstanding in calculating the percentages for each listed person includes the ordinary shares underlying share options held by such person. The percentage of beneficial ownership of each listed person is based on 59,250,373 ordinary shares outstanding (excluding the 272,719 ordinary shares that were issued and held for the Company’s account in preparation for exercise of share options by option holders under our employee stock incentive plans), as well as the ordinary shares underlying share options exercisable by such person within 60 days of March 31, 2014.

	Shares beneficially owned
	Number		Percent
Directors and Executive Officers
Jianhua ZHU(1)	10,313,604		17.13%
Zengxiang LU(2)	10,313,604		17.13%
Andrew Yan YAN	—		—
Jianyue PAN		*	*
Songzuo XIANG	—		—
Chaoyang XIA	—		—
Eric Zhe XU	—		—
Michael Elyakim	—		—
Zhenwen LIANG(3)		**	**
Dong LI(4)		**	**
Tianxing WANG(5)		**	**
Huiqing CHEN(6)		**	**

Directors and executive officers as a group(7)	22,738,148		37.81%

Principal Shareholders
SAIF(8)	4,528,520		7.64%
Glories Global(9)	4,300,000		7.26%
Parker International(10)	3,956,797		6.68%

*	Beneficially owns less than 1% of our ordinary shares.
**	Upon exercise of all share options exercisable within 60 days of March 31, 2014, would beneficially own less than 1% of our ordinary shares.
(1)	Represents: (i) the 9,273,393 ordinary shares held by Smart Live Group Limited, which is wholly owned by Jianhua Zhu; (ii) the 155,418 ordinary shares held by China Cast Investment Holdings Limited, or China Cast; and (iii) the 962,502 ordinary shares issuable upon exercise of options held by Mr. Zhu that are exercisable within 60 days of March 31, 2014. Mr. Zhu, together with Dr. Zengxiang Lu, exercises investment and voting powers over these shares held by China Cast. Mr. Zhu owns 50% of the equity interest of China Cast and disclaims beneficial ownership of those shares held by China Cast except to the extent of his pecuniary interest therein.
(2)	Represents: (i) the 9,273,393 ordinary shares held by Polar Light Group Limited, which is wholly owned by Dr. Zengxiang Lu; (ii) the 155,418 ordinary shares held by China Cast; and (iii) the 962,502 ordinary shares issuable upon exercise of options held by Dr. Lu that are exercisable within 60 days of March 31, 2014. Dr. Lu, together with Jianhua Zhu, exercises investment and voting powers over these shares held by China Cast. Dr. Lu owns 50% of the equity interest of China Cast and disclaims beneficial ownership of those shares held by China Cast except to the extent of his pecuniary interest therein.
(3)	Represents the sum of ordinary shares owned by Mr. Liang and ordinary shares issuable upon exercise of options held by Mr. Liang.
(4)	Represents the sum of ordinary shares owned by Mr. Li and ordinary shares issuable upon exercise of options held by Mr. Li.
(5)	Represents the sum of ordinary shares owned by Mr. Wang and ordinary shares issuable upon exercise of options held by Mr. Wang.
(6)	Represents the sum of ordinary shares owned by Ms. Chen and ordinary shares issuable upon exercise of options held by Ms. Chen.
(7)	Represents 100% of the 155,418 ordinary shares held by China Cast (Jianhua Zhu and Dr. Zengxiang Lu jointly exercise investment and voting powers over the shares held by China Cast), ordinary shares held by Mr. Zhu (other than those ordinary shares held through China Cast), Dr. Lu (other than those ordinary shares held through China Cast), Mr. Liang, Mr. Li, Mr. Wang, Ms. Chen and Mr. Pan and ordinary shares issuable upon exercise of options held by Mr. Zhu, Dr. Lu, Mr. Liang, Mr. Li, Mr. Wang and Ms. Chen.

(8)	Represents the ordinary shares held by SAIF. SAIF is a limited partnership organized in the Cayman Islands and has the following address: c/o Maples and Calder, Ugland House, P.O. Box 309, George Town, Grand Cayman, Cayman Islands. SB Asia Pacific Partners L.P., or the GP, is the sole general partner of SAIF. SB Asia Pacific Investments Limited, or SB Investments, is the sole general partner of the GP. Asia Infrastructure Investments Limited, or Asia Investments, is the sole shareholder of SB Investments. Asia Investments is controlled, in respect of its authority over SB Investments, by SB First Singapore Pte. Ltd., or SB Singapore. SOFTBANK Corporation is the sole shareholder of SB Singapore. Mr. Ronald D. Fisher is the sole director of SB Investments.
(9)	Represents the sum of ADSs owned by Glories Global Limited, which is owned by Yan Juan Weng, a PRC citizen.
(10)	Represents the sum of ADSs owned by Parker International Limited, which is owned by Shmuel Meitar.

Item 7.	Major Shareholders and Related Party Transactions

A.	Major Shareholders

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

Transfer of Assets and Equity Interests and Intellectual Property Rights

•	Equity Transfer Agreement, dated August 4, 2006, between N-T Information Engineering and N-S Digital TV. N-T Information Engineering agreed to transfer to N-S Digital TV its 51% equity interest in Guokai for a consideration of RMB2.4 million (US$0.3 million), which was subsequently reduced to RMB2.3 million (US$0.3 million) by an agreement among N-S Digital TV, N-T Information Engineering and the other shareholder of Guokai. This transaction was approved by the relevant PRC governmental authorities and completed on July 27, 2007.

•	Asset Transfer Agreement, dated August 5, 2006, between N-T Information Engineering and N-S Digital TV, as amended on April 6, 2007. N-T Information Engineering transferred its set-top box-related assets and employees to N-S Digital TV for an initial purchase price of RMB29.4 million (US$3.8 million). The initial purchase price is subject to an adjustment mechanism that will require N-T Information Engineering to refund to N-S Digital TV: (i) the difference between the initial purchase price and the first adjustment price, defined as ten times the total sales receipts during the period from August 1, 2006 through December 31, 2006 with respect to the transferred set-top box business, if such difference is a positive number; and (ii) the difference between the initial purchase price and the second adjustment price, defined as six times the net profit of the transferred set-top box business for the year ending December 31, 2007, if the initial purchase price is greater than the second adjustment price. The net profit of the transferred set-top box business for the year ending December 31, 2007 is required to be reviewed by a “big-four” accounting firm. As an adjustment to the initial purchase price, N-T Information Engineering refunded US$1.5 million to N-S Digital TV in April 2007. In November 2007, N-S Digital TV waived the remaining amount that may be payable by N-T Information Engineering to Super TV under the adjustment mechanism. N-T Information Engineering covenanted not to engage in any business activities in the PRC or outside of the PRC that directly or indirectly are in competition with the business transferred to N-S Digital TV under this agreement.

•	Fixed-assets Transfer Agreement, dated March 28, 2007, between N-S Digital TV and Super TV. Super TV sold to N-S Digital TV certain fixed assets relating to its digital television business for a cash consideration of RMB0.8 million (US$0.1 million).

•	Trademark Licensing Agreement entered into between N-T Information Engineering and N-S Digital TV in March 2007 and Transfer of a Graphic Logo by N-T Information Engineering to N-S Digital TV in December 2008. N-T Information Engineering granted N-S Digital TV a non-exclusive license to use certain trademarks free of charge. In December 2008, N-T Information Engineering transferred to Super TV, free of charge, the trademark for the graphic logo that was previously licensed to N-S Digital TV under this agreement. For details of this licensing agreement and the transfer of the trademark for the graphic logo, see “Item 4. Information on the Company—B. Business Overview—Intellectual Property.”

•	Intellectual Property Rights Transfer Agreement, dated August 13, 2008, between N-T Information Engineering and Super TV. N-T Information Engineering transferred all of its intellectual property rights relating to the digital watermarking and image tracing technologies to Super TV, including one patent issued and five then pending patent applications in the PRC. As of the date of this annual report, these five pending patents have all been issued to us. The transfer price is RMB21.2 million (US$3.1 million), which was fully paid by Super TV in September 2008. See “Item 4. Information on the Company—B. Business Overview—Intellectual Property.” A portion of the transfer price under this agreement in the amount of RMB8.8 million (US$1.3 million) was attributable to the acquisition of the intellectual property rights relating to the digital watermarking and image tracing technologies and the remainder was reallocated to the acquisition of N-T Information Engineering’s equity interest in N-S Digital TV by two of our employees.

Technical Support, Smart Cards and Software, Licenses and Equipment

•	Technical Support and Related Services Agreement, dated June 7, 2004 and amended on February 9, 2012, between N-S Digital TV and Super TV. Super TV exclusively provides N-S Digital TV and/or its customers with technical support, technical training, personnel services relating to N-S Digital TV’s marketing activities and services relating to the maintenance and optimization for the products and software of N-S Digital TV’s customers at N-S Digital TV’s request. The fees for such technical support and services are determined at Super TV’s discretion and payable within five days after the delivery of the support and services or at any other time agreed to by the parties. The value of the transactions between N-S Digital TV and Super TV under this agreement was RMB4.9 million (US$0.8 million) in 2013. The term of this agreement is 15 years, which may not be terminated prior to its termination date without Super TV’s written consent. The term of this agreement will be automatically renewed for an additional 15 years upon its termination date, unless written notice has been given by Super TV.

•	Technology License Agreement, dated June 7, 2004 and amended on February 9, 2012, between N-S Digital TV and Super TV. N-S Digital TV granted Super TV, free of charge, an exclusive license to use certain software copyrights, patents, unpatentable technology and technical secrets relating to the digital television business that was transferred from N-T Information Engineering to N-S Digital TV. The term of the license is ten years. This agreement may not be terminated or amended without the written consent of Super TV prior to its termination date and will be automatically renewed for an additional ten years upon its termination date, unless written notice has been given by Super TV.

•	Technology Development Agreement, dated June 7, 2004 and amended on February 9, 2012, between N-S Digital TV and Super TV. N-S Digital TV engaged Super TV to develop all technology required by N-S Digital TV or its customers. The fees payable by N-S Digital TV to Super TV under the agreement will be calculated according to the following formula:

“The price at which N-S Digital TV sells the technology products developed by Super TV multiplied by a set percentage multiplied by the quantity of the products sold.”

The set percentage is determined by Super TV. In 2013, N-S Digital TV did not make any payment to Super TV under this agreement. The term of the agreement is ten years, which may not be terminated prior to its termination date without Super TV’s written consent. The term of this agreement will be automatically renewed for an additional ten years upon its termination date, unless written notice has been given by Super TV.

•	Products and Software Purchase Agreement, dated June 7, 2004 and amended on February 9, 2012, between N-S Digital TV and Super TV. N-S Digital TV agreed to exclusively purchase from Super TV all the smart cards and related software products required for its CA systems. The purchase price was RMB65 (US$9.5) for each smart card (including related software), which is determined by Super TV and may be adjusted annually by Super TV based on fair market value. The term of the agreement is 15 years, which may not be terminated prior to its termination date without Super TV’s written consent. The term of this agreement will be automatically renewed for another 15 years upon its termination date, unless written notice has been given by Super TV. N-S Digital TV subsequently obtained Super TV’s consent to produce by itself or purchase from a third party smart cards beginning March 2006. The aggregate value of transactions between N-S Digital TV and Super TV under this agreement was RMB301.7 million (US$49.1 million) in 2013.

•	Framework Agreement for Purchase of Computer Chips, dated December 12, 2008, between N-S Digital TV and Super TV. Pursuant to this agreement, N-S Digital TV will purchase computer chips from Super TV, which in turn will source such computer chips from suppliers such as STM and Infineon. The term of this agreement is indefinite and is terminable by agreement between the parties. The aggregate value of transactions between N-S Digital TV and Super TV under this agreement was RMB0.9 million (US$0.1 million) in 2013.

•	Framework Agreement for Sale of Software Products, dated July 14, 2009, between N-S Digital TV and Super TV. Super TV granted N-S Digital TV the exclusive right to sell its software products relating to advertisement editing and CA systems and other software products as agreed by the parties. The amount, price and related fees will be specified by each order provided by N-S Digital TV to Super TV. The agreement has a term of five years and is terminable by Super TV at any time. In 2011, Digital Rights Management, a content protection system for IPTV, was sold under the framework agreement. The aggregate value of transactions between N-S Digital TV and Super TV under this agreement was RMB1.9 million (US$0.3 million) in 2013.

Shareholder Rights and Corporate Governance

Equity Transfer Option Agreement

An equity transfer option agreement was entered into among Super TV, N-T Information Engineering and Li Yang on June 7, 2004, as amended by a supplemental agreement, dated September 1, 2005, among Super TV, N-T Information Engineering, Li Yang and N-S Digital TV, and further amended by a second supplemental agreement, dated August 18, 2007, among Super TV, N-T Information Engineering, Li Yang, N-S Digital TV and Wei Gao, a third supplemental agreement, dated June 20, 2008, among Super TV, N-S Digital TV, N-T Information Engineering, Wei Gao and Junming Wu, a fourth supplemental agreement, dated November 24, 2008, among Super TV, N-S Digital TV, N-T Information Engineering, Junming Wu, Lei Zhang and Shizhou Shen, a fifth supplemental agreement, dated July 11, 2011, among Super TV, N-S Digital TV, Junming Wu, Lei Zhang, Shizhou Shen, Wenjun Wang and Tianxing Wang, and a supplemental agreement, dated February 9, 2012, among Super TV, N-S Digital TV, Wenjun Wang, Tianxing Wang, Lei Zhang and Shizhou Shen, referred to collectively as the Equity Transfer Option Agreement. Pursuant to the Equity Transfer Option Agreement, Wenjun Wang, Tianxing Wang, Lei Zhang and Shizhou Shen, being all the shareholders of N-S Digital TV, jointly grant Super TV an exclusive and irrevocable option to purchase all of their equity interests in N-S Digital TV at any time that Super TV deems fit. Super TV may purchase such equity interests by itself or designate another party to purchase such equity interests. The total consideration for the granting of the option was RMB10 (US$1.6). The exercise price of the option will be determined by Super TV or its designated third party at the time of the exercise, subject to the requirements of the PRC law or approval of relevant authorities with respect to the minimum purchase price and the basis for the determination of the purchase price. Following any exercise of the option, the parties will enter into a definitive equity interest transfer agreement within two days, or any period agreed to among the parties, after a written notice of exercise is delivered. The Equity Transfer Option Agreement does not have a specified term and will remain in effect unless terminated with the written consent of Super TV.

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

Interest Payment Agreement

Pursuant to an agreement, dated November 30, 2006, between Super TV and N-S Digital TV, N-S Digital TV agreed to pay interest at a rate equal to commercial banks’ lending rate for one-year loans on the payments payable by N-S Digital TV to Super TV for the purchases of products from Super TV. Interest payable will start to accrue from the first day of the month following the confirmation of the corresponding sales until the actual payment. No interest was accrued as of December 31, 2013 under this agreement.

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

In May 2011, our board of directors declared a special cash dividend of US$0.56 per ordinary share. US$32,937,000 was paid in 2012 and the rest US$79,000 was paid in 2013.

In November 2012, our board of directors declared a special cash dividend of US$2.30 per ordinary share to be paid in two installments of US$1.00 and US$1.30, respectively. Cash dividends totaling US$59,013,000 were paid in 2012 and US$76,863,000 were paid in 2013. Cash dividends totaling US$57,000 remained payable as of December 31, 2013.

We declared a special cash dividend of US$0.50 per ordinary share on April 2, 2014. The dividend is expected to be paid on or around May 9, 2014.

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

There have been no significant changes since December 31, 2013, the date of the annual financial statements in this annual report.

Item 9.	The Offer and Listing

A.	Offering and Listing Details

Market and Share Price Information

Our ADSs, each representing one ordinary share, have been listed on the NYSE since October 5, 2007. Our ADSs trade under the symbol “STV.” The NYSE is the principal trading market for our ADSs, which are not listed on any other exchanges in or outside the United States.

The high and low closing prices of our ADSs on the NYSE since listing are as follows:

	Price per ADS (US$)
	High	Low
Yearly:
2008	27.55	4.25
2009	11.31	5.83
2010	9.21	5.30
2011	7.42	3.17
2012	4.35	1.68
2013	2.27	1.36
Quarterly:
First Quarter, 2012	4.05	3.27
Second Quarter, 2012	3.71	2.56
Third Quarter, 2012	3.18	2.60
Fourth Quarter, 2012	4.35	1.68
First Quarter, 2013	2.27	1.70
Second Quarter, 2013	1.84	1.45
Third Quarter, 2013	1.72	1.36
Fourth Quarter, 2013	2.14	1.58
First Quarter, 2014	3.69	1.81
Monthly:
October 2013	2.14	1.58
November 2013	2.06	1.63
December 2013	1.91	1.72
January 2014	2.47	1.81
February 2014	3.69	2.24
March 2014	3.28	2.73
April 2014 (through April 21)	3.55	2.84

As of March 31, 2014, a total of 38,621,299 ADSs were outstanding, excluding the 272,719 ADSs that were held for our account in preparation for exercise of share options by option holders under our employee stock incentive plans. As of March 31, 2014, 38,621,299 ordinary shares were registered in the name of Deutsche Bank Trust Company Americas, the depositary under the deposit agreement, excluding 272,719 ordinary shares that were issued and held for our account in preparation for exercise of share options by option holders under our employee stock incentive plans.

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

PFIC Rules

Based on an analysis of the value of our assets as of December 31 for the years 2009 through 2013, we were a PFIC during the taxable years 2009 through 2013 for U.S. federal income tax purposes. This conclusion is a factual determination that is made annually and thus we may or may not be a PFIC for the taxable year of 2014 and thereafter.

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

If you own ADSs during any year that we are a PFIC with respect to you, you generally must file Internal Revenue Service Form 8621.

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

Interest Rate Risk

As of December 31, 2013, we had no short-term or long-term borrowings. Our exposure to market risk for changes in interest rates relates primarily to the interest income generated by our cash deposits with the banks. We have not used any derivative financial instruments in our investment portfolio. Interest earning instruments carry a degree of interest rate risk. We have not been exposed, nor do we anticipate being exposed to material risks due to changes in interest rates. However, our future interest income may fall short of expectations due to changes in interest rates. In addition, we may borrow loans in the future and changes in interest rates may affect our finance cost.

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

Fluctuations in exchange rates may affect our costs, profit margins and net income. For example, in 2013, a significant portion of our revenues were denominated in Renminbi and approximately 29.6% of our cost of revenues was denominated in U.S. dollars. In 2013, fluctuations in the exchange rates between the Renminbi and U.S. dollar and other foreign currencies resulted in a decrease in our net income of approximately US$0.05 million.

Fluctuations in exchange rates may also affect our balance sheet. For example, to the extent that we need to convert U.S. dollars received in our initial public offering into the Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount that we receive from the conversion. Conversely, if we decide to convert our Renminbi into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs or for other business purposes, appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amount available to us. Considering the amount of our cash and cash equivalents as of December 31, 2013, a 1.0% appreciation of the Renminbi against the U.S. dollar will result in an estimated increase of approximately US$0.7 million in our total amount of cash and cash equivalents, and a 1.0% appreciation of the U.S. dollar against the Renminbi will result in a decrease of approximately US$0.7 million in our total cash and cash equivalents.

Also see “Item 3. Key Information—D. Risk Factors—Risks Relating to the People’s Public of China—Fluctuations in exchange rates could result in foreign currency exchange losses.”

In April and May 2011, we entered into foreign currency forward contracts to facilitate the payment of a special cash dividend declared in November 2010, in an effort to reduce our exposure to foreign currency exchange risk. These foreign currency forward contracts expired in the second quarter of 2012.

Inflation

In recent years, inflation has not had a material impact on our results of operations. According to the National Bureau of Statistics of China, the change in Consumer Price Index in the PRC was 5.4%, 2.6% and 2.6% in 2011, 2012 and 2013, respectively. Although we have not been materially affected by inflation since our inception, we cannot assure you that we will not be affected in the future by higher rates of inflation in the PRC.

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

Payment Made by DBTCA to Our Company

For the year ended December 31, 2013, DBTCA reimbursed us US$0.4 million for contributions towards our investor relations activities and other miscellaneous expenses related to the listing of our ADSs on the NYSE. In addition, DBTCA paid an aggregate of US$31,175 on our behalf for organizing our annual general shareholders’ meeting for the year of 2013.

PART II

Item 13.	Defaults, Dividend Arrearages and Delinquencies

None.

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds

Material Modifications to the Rights of Security Holders

See “Item 10. Additional Information” for a description of the rights of securities holders, which remain unchanged.

Use of Proceeds

Not Applicable.

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

As required by Section 404 of the Sarbanes-Oxley Act and related rules as promulgated by the SEC, our management, with the participation of our chief executive officer and chief financial officer, assessed the effectiveness of the internal control over financial reporting as of December 31, 2013 using criteria established in Internal Control—Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Based on this evaluation, our management has concluded that the internal control over financial reporting was effective as of December 31, 2013.

The effectiveness of our internal control over financial reporting as of December 31, 2013 has been audited by Deloitte Touche Tohmatsu Certified Public Accountants LLP, an independent registered public accounting firm, as stated in their report included elsewhere in this annual report.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of China Digital TV Holding Co., Ltd.

We have audited the internal control over financial reporting of China Digital TV Holding Co. Ltd. (the “Company”), its subsidiaries, its variable interest entity (the “VIE”) and the VIE’s subsidiary (collectively, the “Group”) as of December 31, 2013, based on the criteria established in Internal Control—Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Group’s internal control over financial reporting based on our audit.

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

In our opinion, the Group maintained, in all material respects, effective internal control over financial reporting as of December 31, 2013, based on the criteria established in Internal Control—Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2013 of the Group and our report dated April 22, 2014 expressed an unqualified opinion on those financial statements.

Deloitte Touche Tohmatsu Certified Public Accountants LLP

Beijing, the People’s Republic of China

April 22, 2014

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

Deloitte Touche Tohmatsu Certified Public Accountants LLP has served as our independent registered public accounting firm for each of the fiscal years ended on December 31, 2012 and December 31, 2013, for which audited financial statements appear in this annual report on Form 20-F. The auditor is appointed by our board of directors and will hold office until our board of directors appoints another auditor.

Audit Fees

The aggregate fees billed in each of 2012 and 2013 for professional services rendered by our principal accountant for the audit of our annual financial statements or services that are normally provided by the accountant in connection with statutory or regulatory filings or engagements were US$0.9 million and US$0.9 million, respectively.

Audit-Related Fees

The aggregate fees billed in each of 2012 and 2013 for assurance and related services rendered by our principal accountant that are reasonably related to the performance of the audit or review of our financial statements and are not reported under the caption “Audit Fees” above were US$0.07 million and US$0.01 million, respectively.

Tax Fees

The aggregate fees billed in each of 2012 and 2013 for professional services relating to tax compliance, tax advice and tax planning rendered by our principal accountant were US$0.01 million and US$0.01 million, respectively.

All Other Fees

The aggregate fees billed in each of 2012 and 2013 for products and services provided by our principal accountant, other than the services reported above under the captions “Audit Fees,” “Audit-Related Fees” and “Tax Fees,” were nil and nil, respectively.

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

We have elected to follow our home country practice in lieu of the NYSE corporate governance requirements that a listed company have an audit committee that has a minimum of three members as well as a compensation committee. We currently only have two members on our audit committee. We also currently do not have a compensation committee but have Songzuo Xiang, one of our independent directors, assist the board in reviewing the compensation related matters of our Company. For a description of the significant ways in which our corporate governance practices differ from those required by Section 303A of the NYSE Listed Company Manual, please refer to “Item 6. Directors, Senior Management and Employees – C. Board Practices.”

Item 16H.	Mine Safety Disclosure

Not Applicable.

PART III

Item 17.	Financial Statements

We have elected to provide financial statements and related information specified in Item 18.

Item 18.	Financial Statements

See “Index to Consolidated Financial Statements” for a list of all financial statements filed as part of this annual report.

Item 19.	Exhibits

Number	Description of Exhibit

1.1(1)	Second Amended and Restated Memorandum and Articles of Association of China Digital TV Holding Co., Ltd.

2.1(1)	Specimen of Share Certificate.

2.2(1)	Form of Deposit Agreement, including form of American Depositary Receipts.

2.3(1)	First Amended and Restated Shareholders Agreement of China Digital TV Holding Co., Ltd., dated September 13, 2007, among Novel-Tongfang Information Engineering Co., Ltd., Beijing Novel-Tongfang Digital TV Technology Co., Ltd., China Digital TV Technology Co., Ltd., China Capital Investment Holdings Limited, China Cast Investment Holdings Limited, SB Asia Infrastructure Fund L.P., Capital International Private Equity Fund IV, L.P., CGPE IV, L.P. and certain other shareholders.

4.1(1)	Asset Transfer Agreement, dated June 7, 2004, between Beijing Novel-Tongfang Digital TV Technology Co., Ltd. and Novel-Tongfang Information Engineering Co., Ltd.

4.2(1)	Equity Transfer Agreement, dated June 7, 2004, between Beijing Novel-Tongfang Digital TV Technology Co., Ltd. and Novel-Tongfang Information Engineering Co., Ltd. and related (i) Equity Entrustment Agreement, dated September 10, 2004, and (ii) Equity Purchase Entrustment Agreement, dated April 1, 2004, both between the same parties.

4.3(1)	Asset Purchase Agreement, dated June 8, 2004, between Beijing Novel-Tongfang Digital TV Technology Co., Ltd. and Beijing Super TV Co., Ltd.

4.4(1)	Equity Transfer Agreement, dated August 4, 2006, between Novel-Tongfang Information Engineering Co., Ltd. and Beijing Novel-Tongfang Digital TV Technology Co., Ltd. and related Equity Transfer Agreement, dated March 15, 2007, among Novel-Tongfang Information Engineering Co., Ltd., Beijing Novel-Tongfang Digital TV Technology Co., Ltd. and Panasonic Corporation of China.

4.5(1)	Asset Transfer Agreement, dated August 5, 2006, between Novel-Tongfang Information Engineering Co., Ltd. and Beijing Novel-Tongfang Digital TV Technology Co., Ltd. and the Supplemental Agreement thereto, dated April 6, 2007.

4.6(1)	Trademark Licensing Agreement entered into in March 2007 between Beijing Novel-Tongfang Information Engineering Co., Ltd. and Beijing Novel-Tongfang Digital TV Technology Co., Ltd.

4.7(1)	Equipment Leasing Agreement, dated June 7, 2004, between Beijing Novel-Tongfang Digital TV Technology Co., Ltd. and Beijing Super TV Co., Ltd.

Number	Description of Exhibit

4.8(1)	Technical Support and Related Service Agreement, dated June 7, 2004, between Beijing Novel-Tongfang Digital TV Technology Co., Ltd. and Beijing Super TV Co., Ltd.

4.9(1)	Technology License Agreement, dated June 7, 2004, between Beijing Novel-Tongfang Digital TV Technology Co., Ltd. and Beijing Super TV Co., Ltd.

4.10(1)	Technology Development Agreement, dated June 7, 2004, between Beijing Novel-Tongfang Digital TV Technology Co., Ltd. and Beijing Super TV Co., Ltd.

4.11(1)	Products and Software Purchase Agreement, dated June 7, 2004, between Beijing Novel-Tongfang Digital TV Technology Co., Ltd. and Beijing Super TV Co., Ltd.

4.12(3)	Letter of Consent, dated April 30, 2009, issued by Beijing Super TV Co., Ltd. to Beijing Novel-Super Digital TV Technology Co., Ltd.

4.13(3)	Equity Transfer Agreement, dated June 20, 2008 between Wei Gao and Junming Wu for Beijing Novel-Super Digital TV Technology Co., Ltd.

4.14(3)	Equity Transfer Agreement, dated November 24, 2008, between Novel-Tongfang Information Engineering Co., Ltd. and Shizhou Shen for Beijing Novel-Super Digital TV Technology Co., Ltd.

4.15(3)	Equity Transfer Agreement, dated November 24, 2008, between Novel-Tongfang Information Engineering Co., Ltd. and Lei Zhang for Beijing Novel-Super Digital TV Technology Co., Ltd.

4.16	Equity Transfer Option Agreement, dated June 7, 2004, among Beijing Super TV Co., Ltd., Novel-Tongfang Information Engineering Co., Ltd. and Li Yang(1); the Supplemental Agreement thereto, dated September 1, 2005, among Beijing Super TV Co., Ltd., Novel-Tongfang Information Engineering Co., Ltd., Li Yang and Beijing Novel-Tongfang Digital TV Technology Co., Ltd.(1); the No. 2 Supplemental Agreement thereto, dated August 18, 2007, among Beijing Super TV Co., Ltd., Novel-Tongfang Information Engineering Co., Ltd., Li Yang, Beijing Novel-Tongfang Digital TV Technology Co., Ltd. and Wei Gao(1); the No. 3 Supplemental Agreement thereto, dated June 20, 2008, among Beijing Super TV Co., Ltd., Beijing Novel-Super Digital TV Technology Co., Ltd., Novel-Tongfang Information Engineering Co., Ltd., Wei Gao and Junming Wu(3); the No. 4 Supplemental Agreement thereto, dated November 24, 2008, among Beijing Super TV Co., Ltd., Beijing Novel-Super Digital TV Technology Co., Ltd., Novel-Tongfang Information Engineering Co., Ltd., Junming Wu, Lei Zhang and Shizhou Shen(3); and the No. 5 Supplemental Agreement thereto, dated July 11, 2011, among Beijing Super TV Co., Ltd., Beijing Novel-Super Digital TV Technology Co., Ltd., Junming Wu, Lei Zhang, Shizhou Shen, Wenjun Wang and Tianxing Wang(6).

4.17(1)	Share Pledge Agreement, dated September 1, 2005, between Novel-Tongfang Information Engineering Co., Ltd. and Beijing Super TV Co., Ltd.

4.18(3)	Termination Agreement of Share Pledge, dated November 24, 2008, between Beijing Super TV Co., Ltd. and Novel-Tongfang Information Engineering Co., Ltd.

Number	Description of Exhibit

4.19	Share Pledge Agreement, dated September 1, 2005, between Li Yang and Beijing Super TV Co., Ltd.(1); the Supplemental Agreement thereto, dated August 18, 2007, among Li Yang, Beijing Super TV Co., Ltd. and Wei Gao(1); the No. 2 Supplemental Agreement thereto, dated June 20, 2008, among Beijing Super TV Co., Ltd., Wei Gao and Junming Wu(3); and the Share Pledge Termination Agreement, dated July 11, 2011 between Beijing Super TV Co., Ltd. and Junming Wu(6).

4.20(3)	Share Pledge Agreement, dated November 24, 2008, between Shizhou Shen and Beijing Super TV Co., Ltd.

4.21(3)	Share Pledge Agreement, dated November 24, 2008, between Lei Zhang and Beijing Super TV Co., Ltd.

4.22	Business Operating Agreement, dated September 1, 2005, among Beijing Super TV Co., Ltd., Novel-Tongfang Information Engineering Co., Ltd., Li Yang and Beijing Novel-Tongfang Digital TV Technology Co., Ltd.(1); the Supplemental Agreement thereto, dated August 18, 2007, among Beijing Super TV Co., Ltd., Novel-Tongfang Information Engineering Co., Ltd., Li Yang, Beijing Novel-Tongfang Digital TV Technology Co., Ltd. and Wei Gao(1); the No. 2 Supplemental Agreement thereto, dated June 20, 2008, among Beijing Super TV Co., Ltd., Beijing Novel-Super Digital TV Technology Co., Ltd., Novel-Tongfang Information Engineering Co., Ltd., Wei Gao and Junming Wu(3); the No. 3 Supplemental Agreement thereto, dated November 24, 2008, among Beijing Super TV Co., Ltd., Beijing Novel-Super Digital TV Technology Co., Ltd., Novel-Tongfang Information Engineering Co., Ltd., Junming Wu, Lei Zhang and Shizhou Shen(3); and the No. 4 Supplemental Agreement thereto, dated July 11, 2011, among Beijing Super TV Co., Ltd., Beijing Novel-Super Digital TV Technology Co., Ltd., Junming Wu, Lei Zhang, Shizhou Shen, Wenjun Wang and Tianxing Wang(6).

4.23(1)	Power of Attorney, dated September 1, 2005, of Novel-Tongfang Information Engineering Co., Ltd.

4.24(1)	Power of Attorney, dated August 18, 2007, of Wei Gao.

4.25(3)	Power of Attorney, dated June 20, 2008, of Junming Wu.

4.26(3)	Power of Attorney, dated November 24, 2008, of Shizhou Shen.

4.27(3)	Power of Attorney, dated November 24, 2008, of Lei Zhang.

4.28(1)	Entrusted Loan Agreement, dated August 23, 2004, among Beijing Super TV Co., Ltd., Beijing Novel-Tongfang Digital TV Technology Co., Ltd. and Bank of Beijing, Shangdi Branch.

4.29(1)	Entrusted Loan Agreement, dated July 13, 2004, among Beijing Super TV Co., Ltd., Novel-Tongfang Information Engineering Co., Ltd. and Bank of Beijing, Shangdi Branch.

4.30(1)	Entrusted Loan Agreement, dated August 25, 2005, among Beijing Super TV Co., Ltd., Novel-Tongfang Information Engineering Co., Ltd. and Bank of Beijing, Shangdi Branch.

Number	Description of Exhibit

4.31(1)	Loan Agreement, dated April 4, 2007, between Beijing Super TV Co., Ltd. and Novel-Tongfang Information Engineering Co., Ltd. and the related Entrusted Loan Agreement, dated April 12, 2007, among Beijing Super TV Co., Ltd., Novel-Tongfang Information Engineering Co., Ltd. and Bank of Beijing, Shangdi Branch.

4.32(3)	Loan Agreement, dated November 24, 2008, between Shizhou Shen and Beijing Super TV Co., Ltd.

4.33(3)	Loan Agreement, dated November 24, 2008, between Lei Zhang and Beijing Super TV Co., Ltd.

4.34(1)	Service Agreement, dated April 2, 2007, between Novel-Tongfang Information Engineering Co., Ltd. and Beijing Novel-Tongfang Digital TV Technology Co., Ltd.

4.35(1)	Interest Payment Agreement, dated November 30, 2006, between Beijing Novel-Tongfang Digital TV Technology Co., Ltd. and Beijing Super TV Co., Ltd.

4.36(1)	Form of Property Lease Agreement.

4.37(1)	Fixed Assets Transfer Agreement, dated March 28, 2007, between Beijing Novel-Tongfang Digital TV Technology Co., Ltd. and Beijing Super TV Co., Ltd.

4.38(1)	Form of Employment Agreement and related Form of Agreement on Confidentiality and Intellectual Property.

4.39(1)	Form of Non-Disclosure, Non-Competition, Commitment and Proprietary Information Agreement.

4.40(1)	Form of Indemnification Agreement for Directors.

4.41(1)	Amended and Restated 2005 Stock Incentive Plan of China Digital TV Holding Co., Ltd. and form of share option agreement.

4.42††(1)	Cooperation Agreement, dated January 5, 2007, between Beijing Novel-Tongfang Digital TV Technology Co., Ltd. and Jiangsu Qingda Science and Technology Industries Co., Ltd.

4.43(1)	Cooperation Agreement, dated July 18, 2007, between Beijing Novel-Tongfang Digital TV Technology Co., Ltd. and China Electronics Smart Card Co., Ltd.

4.44(1)	2008 Stock Incentive Plan of China Digital TV Holding Co., Ltd.

4.45(2)	Agreement for Equity Transfer of Beijing Novel-Super Digital TV Technology Co., Ltd., dated December 2007, between China Digital TV Technology Co., Ltd. and Golden Benefit Technology Co., Ltd.

4.46(3)	Intellectual Property Transfer Agreement, dated August 13, 2008, between Novel-Tongfang Information Engineering Co., Ltd. and Beijing Super TV Co., Ltd.

4.47(3)	Equity Transfer Agreement, dated October 5, 2008, between Beijing Super TV Co., Ltd. and Beijing Novel-Super Digital TV Technology Co., Ltd.

4.48(3)	Framework Agreement for Purchase of Computer Chips, dated December 12, 2008, between Beijing Super TV Co., Ltd. and Beijing Novel-Super Digital TV Technology Co., Ltd.

Number	Description of Exhibit

4.49(4)	Framework Agreement for Sale of Software Products, dated July 14, 2009, between Beijing Super TV Co., Ltd. and Beijing Novel-Super Digital TV Technology Co., Ltd.

4.50(4)	Equity Transfer Agreement, dated February 26, 2010, between Beijing Novel-Super Digital TV Technology Co., Ltd. and Beijing Shi Xun Hu Lian Technology Co., Ltd.

4.51(5)	Shareholders’ Agreement, dated December 1, 2010, between Beijing Super TV Co., Ltd. and Beijing Yuewu Yuntian Software Technology Co., Ltd.

4.52(5)	Shareholders’ Agreement, dated April 29, 2011, between Beijing Super TV Co., Ltd. and Beijing Ying Zhi Cheng Technology Co., Ltd.

4.53(5)	2010 Stock Incentive Plan of China Digital TV Holding Co., Ltd.

4.54(6)	Loan Agreement, dated July 11, 2011, between Lei Zhang and Beijing Super TV Co., Ltd.

4.55(6)	Loan Agreement, dated July 11, 2011, between Tianxing Wang and Beijing Super TV Co., Ltd.

4.56(6)	Loan Agreement, dated July 11, 2011, between Wenjun Wang and Beijing Super TV Co., Ltd.

4.57(6)	Capital Increase and Equity Transfer Agreement, dated July 11, 2011, between Junming Wu, Lei Zhang, Shizhou Shen, Wenjun Wang, Tianxing Wang and Beijing Novel-Super Digital TV Technology Co., Ltd.

4.58(6)	Power of Attorney, dated July 11, 2011, of Lei Zhang.

4.59(6)	Power of Attorney, dated July 11, 2011, of Shizhou Shen.

4.60(6)	Power of Attorney, dated July 11, 2011, of Tianxing Wang.

4.61(6)	Power of Attorney, dated July 11, 2011, of Wenjun Wang.

4.62(6)	Share Pledge Agreement, dated July 11, 2011, between Lei Zhang and Beijing Super TV Co., Ltd.

4.63(6)	Share Pledge Agreement, dated July 11, 2011, between Shizhou Shen and Beijing Super TV Co., Ltd.

4.64(6)	Share Pledge Agreement, dated July 11, 2011, between Tianxing Wang and Beijing Super TV Co., Ltd.

4.65(6)	Share Pledge Agreement, dated July 11, 2011, between Wenjun Wang and Beijing Super TV Co., Ltd.

4.66(6)	Written Undertaking, dated November 22, 2011, among Beijing Super TV Co., Ltd., Beijing Novel-Super Digital TV Technology Co., Ltd., Lei Zhang, Shizhou Shen, Wenjun Wang and Tianxing Wang.

4.67(6)	Power of Attorney, dated January 16, 2012, of Lei Zhang.

Number	Description of Exhibit

4.68(6)	Power of Attorney, dated January 16, 2012, of Shizhou Shen.

4.69(6)	Power of Attorney, dated January 16, 2012, of Tianxing Wang.

4.70(6)	Power of Attorney, dated January 16, 2012, of Wenjun Wang.

4.71(6)	Share Pledge Agreement, dated January 16, 2012, between Lei Zhang and Beijing Super TV Co., Ltd.

4.72(6)	Share Pledge Agreement, dated January 16, 2012, between Shizhou Shen and Beijing Super TV Co., Ltd.

4.73(6)	Share Pledge Agreement, dated January 16, 2012, between Tianxing Wang and Beijing Super TV Co., Ltd.

4.74(6)	Share Pledge Agreement, dated January 16, 2012, between Wenjun Wang and Beijing Super TV Co., Ltd.

4.75(6)	Supplemental Agreement to Loan Agreements, dated January 16, 2012, among Beijing Super TV Co., Ltd., Lei Zhang, Shizhou Shen, Wenjun Wang and Tianxing Wang.

4.76(6)	Supplemental Agreement, dated February 9, 2012, among Beijing Super TV Co., Ltd., Beijing Novel-Super Digital TV Technology Co., Ltd., Lei Zhang, Shizhou Shen, Wenjun Wang and Tianxing Wang.

4.77(6)	Cooperation Termination Agreement, dated November 9, 2011, between Dongguan SuperTV Video Info Co., Ltd. and the Dongguan branch of the Guangdong Broadcasting TV Network Co., Ltd.

4.78(6)	Capital Increase Agreement, dated May 24, 2011, among Beijing Super TV Co., Ltd., Beijing Novel-Super Digital TV Technology Co., Ltd., Ying Zhi Cheng Technology Co., Ltd. and Beijing Joysee Technology Co., Ltd.

4.79(6)	First Amendment to First Amended and Restated Shareholders Agreement of China Digital TV Holding Co., Ltd., dated June 14, 2011, among China Digital TV Technology Co., Ltd., Beijing Novel-Super Digital TV Technology Co., Ltd., China Cast Investment Holdings Limited, SB Asia Infrastructure Fund L.P., Capital International Private Equity Fund IV, L.P., CGPE IV, L.P. and certain other shareholders.

4.80(7)	China Digital TV Holding Co., Ltd. 2012 Stock Incentive Plan.

4.81(7)	Second Supplemental Agreement to Loan Agreement, dated April 12, 2013, between Beijing Super TV Co., Ltd. and Tianxing Wang.

8.1	List of Subsidiaries of China Digital TV Holding Co., Ltd.

11.1(1)	Code of Business Conduct and Ethics of China Digital TV Holding Co., Ltd.

12.1	CEO Certification pursuant to Rule 13a - 14(a).

12.2	CFO Certification pursuant to Rule 13a - 14(a).

13.1	CEO Certification pursuant to Rule 13a - 14(b).

Number	Description of Exhibit

13.2	CFO Certification pursuant to Rule 13a - 14(b).

23.1	Consent of Deloitte Touche Tohmatsu Certified Public Accountants LLP.

23.2	Consent of Han Kun, PRC Lawyers.

101.INS(8)	XBRL Instance Document

101.SCH(8)	XBRL Taxonomy Extension Schema Document

101.CAL(8)	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF(8)	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB(8)	XBRL Taxonomy Extension Label Linkbase Document

101.PRE(8)	XBRL Taxonomy Extension Presentation Linkbase Document

††	Portions of the agreement have been omitted pursuant to a confidential treatment request and have been filed with the SEC separately with a confidential treatment request.
(1)	Previously filed as an exhibit to the Registration Statement on Form F-1 (File No. 333-146072) of China Digital TV Holding Co., Ltd. and incorporated herein by reference thereto.
(2)	Previously filed as an exhibit to the annual report on Form 20-F (File No. 001-33692) of China Digital TV Holding Co., Ltd. filed with the SEC on June 18, 2008 and incorporated herein by reference thereto.
(3)	Previously filed as an exhibit to the annual report on Form 20-F (File No. 001-33692) of China Digital TV Holding Co., Ltd. filed with the SEC on May 20, 2009 and incorporated herein by reference thereto.
(4)	Previously filed as an exhibit to the annual report on Form 20-F (File No. 001-33692) of China Digital TV Holding Co., Ltd. filed with the SEC on April 30, 2010 and incorporated herein by reference thereto.
(5)	Previously filed as an exhibit to the annual report on Form 20-F (File No. 001-33692) of China Digital TV Holding Co., Ltd. filed with the SEC on May 12, 2011 and incorporated herein by reference thereto.
(6)	Previously filed as an exhibit to the annual report on Form 20-F (File No. 001-33692) of China Digital TV Holding Co., Ltd. filed with the SEC on April 17, 2012 and incorporated herein by reference thereto.
(7)	Previously filed as an exhibit to the annual report on Form 20-F (File No. 001-33692) of China Digital TV Holding Co., Ltd. filed with the SEC on April 16, 2013 and incorporated herein by reference thereto.
(8)	Pursuant to Rule 406T of Regulation S-T, these interactive data file exhibits are not deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, or otherwise subject to the liability of that section.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

CHINA DIGITAL TV HOLDING CO., LTD.

By:	/s/ Jianhua Zhu
Name:	Jianhua Zhu
Title:	Chairman and Chief Executive Officer

Date: April 22, 2014

CHINA DIGITAL TV HOLDING CO., LTD.

CHINA DIGITAL TV HOLDING CO., LTD.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF

CHINA DIGITAL TV HOLDING CO., LTD.

We have audited the accompanying consolidated balance sheets of China Digital TV Holding Co., Ltd. (the “Company”), its subsidiaries, and its variable interest entity (the “VIE”) and the VIE’s subsidiaries (collectively, the “Group”) as of December 31, 2012 and 2013, and the related consolidated statements of comprehensive income, changes in equity, and cash flows for each of the three years in the period ended December 31, 2013. Our responsibility is to express an opinion on the financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Group as of December 31, 2012 and 2013, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2013, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Group’s internal control over financial reporting as of December 31, 2013, based on the criteria established in Internal Control-Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 22, 2014 expressed an unqualified opinion on the Group’s internal control over financial reporting.

Deloitte Touche Tohmatsu Certified Public Accountants LLP

Beijing, the People’s Republic of China

April 22, 2014

CHINA DIGITAL TV HOLDING CO., LTD.

CONSOLIDATED BALANCE SHEETS

(U.S. dollars in thousands, except share and per share data)

	As of December 31,
	2012	2013
ASSETS

Current assets:
Cash and cash equivalents	$130,697	$79,085
Restricted cash	18	919
Notes receivable	4,101	4,484
Accounts receivable, net of allowance for doubtful accounts of $2,223 and $4,793 as of December 31, 2012 and 2013, respectively	38,283	45,905
Inventories	5,678	5,027
Prepaid expenses and other current assets	5,245	4,032
Deferred costs-current	299	141
Deferred tax assets-current	1,503	2,546

Total current assets	185,824	142,139
Long-term receivable	—	224
Property and equipment, net	1,630	1,170
Intangible assets, net	198	6
Goodwill	547	563
Equity method investments	4,268	3,551
Deferred costs-non-current	301	214
Deferred tax assets-non-current	797	939

Total assets	$193,565	$148,806

TOTAL LIABILITIES AND EQUITY
Current liabilities:

Accounts payable (of which $1,111 and $1,651 as of December 31, 2012 and 2013 belonging to the consolidated VIE and VIE’s subsidiaries without recourse to the Company, respectively)	1,215	2,207
Notes payable (of which nil and $884 as of December 31, 2012 and 2013 belonging to the consolidated VIE and VIE’s subsidiaries without recourse to the Company, respectively)	—	884
Accrued expenses and other current liabilities (of which $4,795 and $6,067 as of December 31, 2012 and 2013 belonging to the consolidated VIE and VIE’s subsidiaries without recourse to the Company, respectively)	12,305	13,134
Deferred revenue-current (of which $5,332 and $4,956 as of December 31, 2012 and 2013 belonging to the consolidated VIE and VIE’s subsidiaries without recourse to the Company, respectively)	7,473	6,542
Dividend payable (of which nil and nil as of December 31, 2012 and 2013 belonging to the consolidated VIE and VIE’s subsidiaries without recourse to the Company, respectively)	76,999	57
Income tax payable (of which $89 and $794 as of December 31, 2012 and 2013 belonging to the consolidated VIE and VIE’s subsidiaries without recourse to the Company, respectively)	3,476	997
Deferred tax liabilities-current (of which nil and nil as of December 31, 2012 and 2013 belonging to the consolidated VIE and VIE’s subsidiaries without recourse to the Company, respectively)	4,812	8,222
Government subsidies-current (of which nil and $297 as of December 31, 2012 and 2013 belonging to the consolidated VIE and VIE’s subsidiaries without recourse to the Company, respectively)	—	710

Total current liabilities	106,280	32,753
Deferred revenue-non-current (of which $255 and $135 as of December 31, 2012 and 2013 belonging to the consolidated VIE and VIE’s subsidiaries without recourse to the Company, respectively)	255	135
Government subsidies-non-current (of which $1,477 and $2,782 as of December 31, 2012 and 2013 belonging to the consolidated VIE and VIE’s subsidiaries without recourse to the Company, respectively)	3,867	4,946

Total Liabilities	110,402	37,834

CHINA DIGITAL TV HOLDING CO., LTD.

CONSOLIDATED BALANCE SHEETS- continued

(U.S. dollars in thousands, except share and per share data)

	As of December 31,
	2012	2013
Commitments (Note 21)

Equity:
China Digital TV Holding Co., Ltd. shareholders’ equity:
Ordinary shares ($0.0005 par value; 200,000,000 and 200,000,000 shares authorized, 59,100,754 and 59,149,153 shares issued and outstanding as of December 31, 2012 and 2013, respectively)	30	30
Additional paid-in capital	29,724	32,037
Statutory reserve	17,856	17,907
Retained earnings	6,765	31,122
Accumulated other comprehensive income	26,083	28,940

Total China Digital TV Holding Co., Ltd. shareholders’ equity	80,458	110,036

Noncontrolling interest	2,705	936

Total equity	83,163	110,972

TOTAL LIABILITIES AND EQUITY	$193,565	$148,806

The accompanying notes are an integral part of these consolidated financial statements.

CHINA DIGITAL TV HOLDING CO., LTD.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(U.S. dollars in thousands, except share and per share data)

	For the years ended December 31,
	2011	2012	2013
Revenues
Products	$95,162	$85,319	$82,926
Services	5,378	4,925	5,521

Total revenues	100,540	90,244	88,447
Business taxes	(1,445)	(1,501)	(1,283)

Net revenues	99,095	88,743	87,164

Cost of revenues (including share-based compensation of $52, $5 and $41 for 2011, 2012 and 2013, respectively)
Products	16,100	16,880	17,009
Services	3,027	3,952	4,652

Total cost of revenues	19,127	20,832	21,661

Gross profit	79,968	67,911	65,503

Operating expenses:
Research and development (including share-based compensation of $1,025, $552, and $380 for 2011, 2012 and 2013, respectively)	13,140	17,402	19,251
Selling and marketing (including share-based compensation of $633, $356 and $492 for 2011, 2012 and 2013, respectively)	12,377	13,606	14,957
General and administrative (including share-based compensation of $3,852, $1,701, and $1,358 for 2011, 2012 and 2013, respectively)	9,723	9,444	9,959

Total operating expenses	35,240	40,452	44,167

Income from operations	44,728	27,459	21,336
Interest income	6,810	6,318	1,901
Interest expense	(1,452)	(739)	—
Gain/(loss) from forward contract	404	(690)	—
Impairment loss on long-term investments	—	(4,487)	—
Other income	594	549	534

Income before income taxes expenses	51,084	28,410	23,771

Income tax expenses/(benefits):
Income tax-current	10,344	18,035	(1,587)
Income tax-deferred	(582)	4,197	2,314

Total income tax expenses	9,762	22,232	727

Net income before income from equity method investments	41,322	6,178	23,044

Loss from equity method investments, net of income taxes	(1,052)	(640)	(468)

Net income	40,270	5,538	22,576

Net loss attributable to noncontrolling interest	730	1,389	1,832

Net income attributable to China Digital TV Holding Co., Ltd	$41,000	$6,927	$24,408

Net income per share attributable to ordinary shareholders of China Digital TV Holding Co., Ltd.
Basic	$0.70	$0.12	$0.41
Diluted	$0.69	$0.12	$0.41

Net income	$40,270	$5,538	$22,576
Other comprehensive income, net of tax
Foreign currency translation adjustment	12,175	536	2,904

Comprehensive income	52,445	6,074	25,480
Comprehensive loss attributable to noncontrolling interest	730	1,201	1,785
Comprehensive income attributable to ordinary shareholders of China Digital TV Holding Co., Ltd	$53,175	$7,275	$27,265

Weighted average shares used in calculating net income per ordinary share
Basic	58,934,912	59,011,396	59,111,594
Diluted	59,075,466	59,092,804	59,176,457

The accompanying notes are an integral part of these consolidated financial statements.

CHINA DIGITAL TV HOLDING CO., LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(U.S. dollars in thousands, except share and per share data)

	China Digital TV Holding Co., Ltd. Shareholders
	Ordinary		Additional paid-in	Accumulated other comprehensive	Statutory	Retained	Total China Digital TV Holding Co., Ltd Shareholders’	Noncontrolling	Total
	Shares	Amount	capital	income	reserve	earnings	equity	Interest	equity

Balance at January 1, 2011	58,817,987	$29	$118,799	$13,560	$17,324	$28,788	$178,500	$520	$179,020
Share-based compensation	—	—	5,562	—	—	—	5,562	—	5,562
Provision for statutory reserve	—	—	—	—	370	(370)	—	—	—
Exercise of stock option	163,903	—	400	—	—	—	400	—	400
Special cash dividend to shareholders	—	—	—	—	—	(33,017)	(33,017)	—	(33,017)
Disposal of Dongguan Super TV	—	—	—	—	—	—	—	(625)	(625)
Capital injection by noncontrolling shareholders	—	—	—	—	—	—	—	6,537	6,537
Transfer of noncontrolling interest	—	—	1,822	—	—	—	1,822	(1,822)	—
Net income	—	—	—	—	—	41,000	41,000	(730)	40,270
Foreign currency translation adjustment	—	—	—	12,175	—	—	12,175	—	12,175

Balance at December 31, 2011	58,981,890	29	126,583	25,735	17,694	36,401	206,442	3,880	210,322

Share-based compensation	—	—	2,588	—	—	—	2,588	26	2,614
Provision for statutory reserve	—	—	—	—	162	(162)	—	—	—
Exercise of stock option	118,864	1	85	—	—	—	86	—	86
Special cash dividend to shareholders	—	—	(99,532)	—	—	(36,401)	(135,933)	—	(135,933)
Net income	—	—	—	—	—	6,927	6,927	(1,389)	5,538
Foreign currency translation adjustment	—	—	—	348	—	—	348	188	536

Balance at December 31, 2012	59,100,754	30	29,724	26,083	17,856	6,765	80,458	2,705	83,163

Share-based compensation	—	—	2,255	—	—	—	2,255	16	2,271
Provision for statutory reserve	—	—	—	—	51	(51)	—	—	—
Exercise of stock option	48,399	—	58	—	—	—	58	—	58
Net income	—	—	—		—	24,408	24,408	(1,832)	22,576
Foreign currency translation adjustment	—	—	—	2,857	—	—	2,857	47	2,904

Balance at December 31, 2013	59,149,153	$30	$32,037	$28,940	$17,907	$31,122	$110,036	$936	$110,972

The accompanying notes are an integral part of these consolidated financial statements.

CHINA DIGITAL TV HOLDING CO., LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(U.S. dollars in thousands)

	For the years ended December 31,
	2011	2012	2013
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$40,270	$5,538	$22,576
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	1,343	1,174	1,028
Share-based compensation	5,562	2,614	2,271
Gain from disposal of property and equipment	(297)	—	—
Allowance for doubtful accounts	87	1,378	2,570
Provision for inventory	45	217	2,761
Warranty accrual	84	69	72
Loss from equity method investments	1,052	640	468
Loss from deconsolidation of a subsidiary	129	—	—
Impairment loss on long-term investments	—	4,487	—
Gain from disposal of cost method investment	—	(820)	—
Interest income in held-to-maturity securities	(319)	—	—
(Gain)/loss from forward contract	(404)	690	—
Changes in assets and liabilities:
Accounts receivable and notes receivable	(13,684)	(3,105)	(9,361)
Inventories	(967)	(1,967)	(1,889)
Prepaid expenses and other current assets	(73)	(81)	1,303
Deferred cost	(65)	309	258
Accounts payable	3	(284)	1,823
Income tax payable	1,768	1,535	(2,541)
Accrued expenses and other current liabilities	465	2,770	432
Deferred revenue	1,465	(483)	(1,232)
Government subsidies	1,803	2,019	1,651
Deferred income taxes	(582)	4,197	2,314

Net cash provided by operating activities	37,685	20,897	24,504

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment	(694)	(783)	(333)
Bank deposits maturing over three months	41,667	—	—
Restricted cash	(55,663)	55,530	(892)
Interest income from held-to-maturity securities	677	—	—
Proceeds from maturity of held to maturity corporate and the PRC government bonds	26,626	—	—
Cash in a deconsolidated entity	(1,963)	—	—
Proceeds from disposal of property and equipment	543	—	—
Proceeds from disposal of Dongguan Super TV	—	1,046	—
Proceeds from disposal of cost method investment	—	820	—
Proceeds from dissolution of equity method investment	—	—	355
Purchase of equity method investment	—	(1,588)	—
Refund of deposit for investment in Cyber Cloud	6,818	—	—

Net cash provided by /(used in) investing activities	18,011	55,025	(870)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from stock option exercise	400	85	58
Short-term loan	55,193	(55,193)	—
Capital injection by noncontrolling shareholders	6,537	—	—
Special cash dividend paid to shareholders	(77,178)	(92,106)	(76,942)

Net cash used in financing activities	(15,048)	(147,214)	(76,884)

Effect of exchange rate changes on cash and cash equivalents	11,965	432	1,638

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	52,613	(70,860)	(51,612)
CASH AND CASH EQUIVALENTS, BEGINNING OF THE YEAR	148,944	201,557	130,697

CASH AND CASH EQUIVALENTS, END OF THE YEAR	$201,557	$130,697	$79,085

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATIONS
Income tax paid	8,194	6,934	690
Withholding tax paid	—	9,554	204

	$8,194	$16,488	$894

Non-cash investing and financing activities
Receivable on disposal of Dongguan Super TV	$1,046	$—	$—
Dividend payable	$33,172	$76,999	$57

The accompany notes are an integral part of these consolidated financial statements.

CHINA DIGITAL TV HOLDING CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

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

In 2007, the shareholders of CDTV BVI established China Digital TV Holding Co., Ltd. (the “Company” or “CDTV Holding”), as the holding Company of CDTV BVI and its subsidiary and VIE and the VIE’s subsidiaries (collectively, the “Group”), CDTV Holding was incorporated in the Cayman Islands. The shareholders of CDTV BVI exchanged all of their shares of CDTV BVI for shares of CDTV Holding in proportion to their percentage interests in CDTV BVI. As a result, CDTV BVI became a wholly owned subsidiary of CDTV Holding.

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

N-T Digital TV was established in the PRC on May 31, 2004 by N-T Information Engineering (who contributed 75% of the paid-in capital) and Ms. Li Yang, who is a PRC citizen representing SAIF (which contributed 25% of the paid-in capital). N-T Digital TV was subsequently renamed to Beijing Novel-Super Digital TV Technology Co., Ltd. (“N-S Digital TV”) in December 2007. After a series of equity transfers and a round of capital contribution in cash using the loan proceeds from Super TV, the VIE became owned by Mr. Shizhou Shen, Mr. Lei Zhang, Mr. Tianxing Wang and Mr. Wenjun Wang, all of whom are PRC citizens employed by Super TV, with equity interest of 8.3%, 31.6%, 31.2% and 28.9%, respectively. CDTV BVI does not have direct equity interest in the VIE, but it obtains control and enjoys the economic benefits of the VIE through a series of contractual arrangements entered into among Super TV, the VIE and its equity holders.

CHINA DIGITAL TV HOLDING CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(U.S. dollars in thousands, except share and per share data)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES - continued

VIE contractual agreements

A majority of the Group’s customers are provincial and municipal cable network operators in the PRC, which are primarily state-owned enterprises (“SOEs”). Due to the aforementioned regulatory considerations, these SOEs tend to purchase CA systems from PRC local companies, rather than from companies with foreign investment such as Super TV. In order to accommodate the PRC regulations and participate in the smart card and CA systems business (for the benefit of the Group), the Group arranged Super TV to enter into the following agreements with the VIE and its equity holders:

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

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

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

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

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

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

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

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(U.S. dollars in thousands, except share and per share data)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES - continued

Risks in relation to the VIE structure - continued

The Company’s ability to conduct its business may be negatively affected if the PRC government were to carry out any of the aforementioned actions. As a result, the Company may not be able to consolidate the VIE and its subsidiaries in its financial statements as it may lose the ability to exert effective control over the VIE and its subsidiaries and its shareholders, and it may lose the ability to receive economic benefits from the VIE and its subsidiaries. The Company, however, does not believe such actions would result in the liquidation or dissolution of the Company, the Super TV or the VIE and its subsidiaries.

The shareholders of the VIE are also the employees of the Company. Moreover, certain of the shareholders of the VIE are also the shareholders of the Company. Their interests as beneficial owners of the VIE may differ from the interests of the Company as a whole. The Company cannot assure that when conflicts of interest arise, these parties will act in the best interests of the Company or that conflicts of interests will be resolved in the Company’s favor. Currently, the Company does not have existing arrangements to address potential conflicts of interest these parties may encounter in their capacity as beneficial owners of the VIE; on the one hand, and as shareholders and employees of the Company. Through the powers of attorney, the VIE entrusted Super TV as its proxy to exercise its rights as the shareholder of the VIE with respect to an aggregate of 100% of the equity interests in the VIE. The Company believes the shareholders of the VIE will not act contrary to any of the contractual arrangements and the equity transfer option agreement provides the Company with a mechanism to remove them as shareholders of the VIE should they act to the detriment of the Company. If any conflict of interest or dispute between the Company and the shareholders of the VIE arises and the Company is unable to resolve it, the Company would have to rely on legal proceedings in the PRC. Such legal proceedings could result in disruption of its business; moreover, there is substantial uncertainty as to the ultimate outcome of any such legal proceedings.

The following financial statement amounts and balances of the VIE and VIE’s subsidiaries were included in the accompanying consolidated financial statements as of and for the years ended December 31:

	As of December 31,
	2012	2013

Total current assets	$57,932	$62,189
Total non-current assets	3,227	2,469

Total assets	$61,159	$64,658

Total current liabilities	$11,327	$14,649
Total non-current liabilities	1,732	2,917

Total liabilities	$13,059	$17,566

CHINA DIGITAL TV HOLDING CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(U.S. dollars in thousands, except share and per share data)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES - continued

Risks in relation to the VIE structure - continued

	For the years ended December 31,
	2011	2012	2013

Net revenues	$92,298	$78,940	$79,489
Net income/(loss)	$3,512	$(837)	$(1,369)

	For the years ended December 31,
	2011	2012	2013

Net cash provided by/ (used in) operating activities	$1,880	$4,464	$(4,151)
Net cash used in investing activities	(2,026)	(1,645)	(364)
Net cash provided by financing activities	$—	$—	$—

The VIE and its subsidiaries contributed an aggregate of 93.1%, 89.0% and 91.2% of the consolidated net revenues for the year ended December 31, 2011, 2012 and 2013, respectively. The Company’s business, which is not conducted through contractual arrangements with the VIE, primarily consists of sales of multimedia home entertainment boxes and cloud computing technology-based services. As of the fiscal years ended December 31, 2012 and 2013, the VIE and its subsidiaries accounted for an aggregate of 31.6% and 43.5%, respectively, of the consolidated total assets, and 11.8% and 46.4%, respectively, of the consolidated total liabilities.

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

Relevant PRC laws and regulations restrict the VIE from transferring a portion of its net assets, equivalent to the balance of its statutory reserve and its share capital, to the Company in the form of loans and advances or cash dividends. Please refer to Note 24 for disclosure of restricted net assets.

CHINA DIGITAL TV HOLDING CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(U.S. dollars in thousands, except share and per share data)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES - continued

Risks in relation to the VIE structure - continued

As of December 31, 2013, CDTV Holding’s subsidiaries, VIE and VIE’s subsidiary include the following entities:

Subsidiaries	Date of incorporation /acquisition	Place of incorporation /establishment	Percentage of economic ownership

CDTV BVI	March 9, 2004	BVI	100%
Super TV	May 31, 2004	the PRC	100%
Golden Benefit Technology Limited (“Golden Benefit”)	December 6, 2007	Hong Kong	100%
China Super Media Holdings Limited (“CSM Holdings”)	February 25, 2008	Hong Kong	100%
N-S Investment Holdings Co., Ltd (“N-S Investment Holdings “)	July 23, 2010	the PRC	100%
Beijing Cyber Cloud Co., Ltd. (“Cyber Cloud”)	January 19, 2011	the PRC	90%
Beijing Joysee Technology Co., Ltd (“Joysee”)	May 13, 2011	the PRC	64.8%

VIE
N-S Digital TV	May 31, 2004	the PRC	100%

VIE’s subsidiary

N-S Media Investment Co., Ltd (“N-S Media Investment”)	December 19, 2007	the PRC	100%

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)	Basis of presentation

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

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(U.S. dollars in thousands, except share and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(c)	Use of estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and revenues, costs and expenses in the financial statements and accompanying notes. Significant accounting estimates reflected in the Group’s consolidated financial statements include allowance for doubtful accounts, the impairment of property and equipment, allowance for obsolete inventories, valuation allowance for deferred tax assets, impairment of goodwill and impairment of long-term investments.

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

From time to time, certain accounts receivable balances are settled in the form of notes receivable. As of December 31, 2012 and 2013, notes receivable represents bank acceptance drafts that are non-interest bearing and due within six months.

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

CHINA DIGITAL TV HOLDING CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(U.S. dollars in thousands, except share and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(f)	Investment - continued

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

Investee companies over which the Group has 50% equity interest or over but the noncontrolling shareholders have substantive rights to participate in significant operating decisions are accounted for using the equity method.

An impairment charge is recorded if the carrying amount of the investment exceeds its fair value and this condition is determined to be other-than-temporary. The Group did not incur any impairment loss on equity method investments for the years ended December 31, 2011 and 2013. For the year ended December 31, 2012, the Group recorded an impairment loss of $4,487 on equity method investments (see Note 10. (c)).

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

Financial instruments of the Group primarily consist of cash and cash equivalents, restricted cash, notes receivable, accounts receivable, notes payable and accounts payable. The carrying values of the Group’s financial instruments approximate their fair values, principally because of the short-term maturity of these instruments or their terms.

CHINA DIGITAL TV HOLDING CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(U.S. dollars in thousands, except share and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(h)	Concentration of credit risk

Financial instruments that potentially expose the Group to concentrations of credit risk consist primarily of cash and cash equivalents, restricted cash, notes receivable and accounts receivable. The Group places their cash and cash equivalents and restricted cash in financial institutions with high-credit ratings and quality.

Approximately 90.7% of the Group’s deposits were placed with two commercial banks in the PRC as of December 31, 2013. The Group takes into account a number of factors, including, among other things, the industry rankings, credit rating and reputation, in determining the creditworthiness and quality of the financial institutions in the PRC with which it has placed its cash and cash equivalents and restricted cash. The following table sets forth information relating to the two largest proportions of the Group’s total deposits held by a single bank as of December 31, 2012 and 2013, respectively.

Details of the bank accounting for 10% or more of total deposits are as follows:

	As of December 31,
Bank	2012	2013
	%	%

Bank A	76.5	61.7
Bank B	20.2	29.0

The Group conducts credit worthiness evaluations of customers and generally does not require collateral or other security from customers. The Group establishes an allowance for doubtful accounts primarily based upon the age of the receivables and factors relevant to determining the credit risk of specific customers.

For the years ended December 31, 2011, 2012 or 2013, there are no revenues generated from customers that individually represent greater than 10% of the total revenues.

CHINA DIGITAL TV HOLDING CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(U.S. dollars in thousands, except share and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(h)	Concentration of credit risk - continued

Customer accounting for 10% or more of accounts receivable is as below:

	As of December 31,
Customer	2012	2013
	%	%

Customer A	10.5		*

Customers accounting for 10% or more of notes receivable are as below:

	As of December 31,
Customer	2012		2013
	%		%

Customer B	31.5		41.6
Customer C		*	28.3
Customer D	15.3			*
Customer E	13.7			*

*	The amount was less than 10%.

(i)	Inventories

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

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(U.S. dollars in thousands, except share and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(k)	Intangible assets, net

Intangible assets, other than goodwill, resulting from the acquisitions of entities accounted for using the acquisition method of accounting are estimated by management with the assistance of third party valuer based on the fair value of assets acquired.

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

The Group evaluates the recoverability of long-lived assets, including identifiable intangible assets with determinable useful lives whenever events or changes in circumstances indicate that an intangible asset’s carrying amount may not be recoverable. The Group measures the carrying amount of long-lived asset against the estimated undiscounted future cash flows associated with it. Impairment exists when the sum of the expected future net cash flows is less than the carrying value of the asset being evaluated. Impairment loss is calculated as the amount by which the carrying value of the asset exceeds its fair value. Fair value is estimated based on various techniques, including the discounted value of estimated future cash flows. The evaluation of asset impairment requires the Group to make assumptions about future cash flows over the life of the asset being evaluated. These assumptions require significant judgment and actual results may differ from assumed and estimated amounts.

The Group did not incur any impairment loss on long-lived assets for the years ended December 31, 2011, 2012 or 2013.

CHINA DIGITAL TV HOLDING CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(U.S. dollars in thousands, except share and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

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

CHINA DIGITAL TV HOLDING CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(U.S. dollars in thousands, except share and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(m)	Goodwill - continued

In September 2011, the FASB issued an authoritative pronouncement related to testing goodwill for impairment. The guidance permits the Company to first assess qualitative factors to determine whether it is “more likely than not” that the fair value of a reporting unit is less than its carrying amount as a basis for determining whether it is necessary to perform the two-step goodwill impairment test. The Company adopted this pronouncement since 2012. If it is more likely than not that the fair value of a reporting unit is less than its carrying amount, goodwill is then tested following a two-step process. The first step compares the fair value of each reporting unit to its carrying amount, including goodwill. If the fair value of each reporting unit exceeds its carrying amount, goodwill is not considered to be impaired and the second step will not be required. If the carrying amount of a reporting unit exceeds its fair value, the second step compares the implied fair value of goodwill to the carrying value of a reporting unit’s goodwill. The implied fair value of goodwill is determined in a manner similar to accounting for a business combination with the allocation of the assessed fair value determined in the first step to the assets and liabilities of the reporting unit. The excess of the fair value of the reporting unit over the amounts assigned to the assets and liabilities is the implied fair value of goodwill. The Group has one reporting unit and has determined to perform the annual impairment test on December 31 of each year. In 2013, the Group assessed the qualitative factors and determined it is not “more likely than not” that the fair value of the reporting unit is less than its carrying amount and therefore it is not necessary to perform the two-step goodwill impairment test. The Group did not incur any impairment loss on goodwill for the years ended December 31, 2011, 2012 or 2013.

CHINA DIGITAL TV HOLDING CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(U.S. dollars in thousands, except share and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

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

Sales of others products

The Group also derives revenues from the sales of products other than smart cards, such as surface mounted device chipsets and other products. Revenue is recognized after a sales agreement is signed, the price is fixed or determinable, products are delivered to customers, and collection of the resulting receivables is assured.

CHINA DIGITAL TV HOLDING CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(U.S. dollars in thousands, except share and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(n)	Revenue recognition - continued

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

CHINA DIGITAL TV HOLDING CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(U.S. dollars in thousands, except share and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(n)	Revenue recognition - continued

SI service - continued

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

CHINA DIGITAL TV HOLDING CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(U.S. dollars in thousands, except share and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(n)	Revenue recognition - continued

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

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(U.S. dollars in thousands, except share and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(o)	Deferred costs

Deferred costs are recognized mainly for cost incurred, which consist of hardware and software purchased from third-party suppliers directly associated with revenue from SI service contracts that provide free PCS for more than one year.

Deferred costs from SI service are recoverable through the future revenue streams and are recorded as an asset and amortized to cost of revenue over the same period that the revenue is recognized. Amortization of deferred costs for the years ended December 31, 2011, 2012 and 2013 totaled $535, $688 and $456, respectively.

(p)	Value added tax (“VAT”) and VAT refund

VAT on sales is calculated at 17% on revenue from product sales and SI Services and paid after netting input VAT on purchases. The net VAT balance between input VAT and output VAT is reflected in the accounts under Other taxes payable.

For certain software related products that are qualified as “software products” by PRC tax authorities, the Group pays VAT at 17% first and then receives 14% refund. The Group records VAT refund receivables on accrual basis. VAT refund is recorded in revenue in the statements of operations.

In July 2012, the Ministry of Finance and the State Administration of Taxation jointly issued Circular No. 71 regarding the pilot collection of VAT in lieu of business tax in certain areas and industries in the PRC. Starting from September 1, 2012, certain subsidiaries and the VIE became subject to VAT at the rates of 6% on certain service revenues such as royalty income which were previously subject to business tax.

(q)	Business tax

Other than the services subject to VAT, revenues related to certain types of services from the Group’s PRC subsidiaries, VIE and VIE’s subsidiaries are subject to business taxes, surcharges or cultural business construction fees. Revenues are presented net of those taxes and fees incurred.

CHINA DIGITAL TV HOLDING CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(U.S. dollars in thousands, except share and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(r)	Government subsidies

Government subsidies mainly represent amounts granted by local government authorities as an incentive for companies to promote economic development of the local technology industry. When the Group receives the subsidies related to government sponsored projects, the subsidies are recorded as a liability and are recognized as subsidy income when there is no further performance obligation. Subsidy income of $168, $351 and $620 were recognized for the years ended December 31, 2011, 2012 and 2013, respectively.

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

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(U.S. dollars in thousands, except share and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(u)	Income taxes

Deferred income taxes are provided using the asset and liability method. Under this method, deferred income taxes are recognized based on net operating losses available for carry-forwards and significant temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis using enacted tax rates in effect for the years in which the differences are expected to reverse. Deferred tax assets and liabilities are classified as current or non-current based upon the classification of the related asset or liability in the financial statements or the expected timing of their reversal if they do not relate to a specific asset or liability. A valuation allowance is provided to reduce the amount of deferred tax assets if it is considered more likely than not that some portion of, or all of the deferred tax assets will not be realized.

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

Comprehensive income includes net income and foreign currency translation adjustments, and is reported in the consolidated statements of comprehensive income.

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

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(U.S. dollars in thousands, except share and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

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

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

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

The Group measures certain assets, including the cost method investments and equity method investments, at fair value on a nonrecurring basis when they are deemed to be other-than-temporarily impaired. The fair values of these investments are determined based on valuation techniques using the best information available, and may include management judgments, future performance projections, etc. An impairment charge is recorded when the carrying amount of the investment exceeds its fair value and this condition is determined to be other-than-temporary.

CHINA DIGITAL TV HOLDING CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(U.S. dollars in thousands, except share and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(aa)	Newly adopted accounting pronouncements

In July 2012, the FASB issued an authoritative pronouncement related to testing indefinite-lived intangible assets, other than goodwill, for impairment. Under the pronouncement, entities testing indefinite-lived intangible assets for impairment would have the option of performing a qualitative assessment before calculating the fair value of the asset. If an entity determines, on the basis of qualitative factors, that the indefinite-lived intangible asset is not more likely than not impaired, a quantitative fair value calculation would not be needed. The amendments are effective for annual and interim impairment tests performed for fiscal years beginning after September 15, 2012. Early adoption is permitted. The Group adopted this pronouncement on January 1, 2013, which did not have a significant impact on its consolidated financial statements.

In February 2013, the FASB issued an authoritative pronouncement related to Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income, to improve the transparency of reporting these reclassifications. Other comprehensive income includes gains and losses that are initially excluded from net income for an accounting period. Those gains and losses are later reclassified out of accumulated other comprehensive income into net income. The amendments in this Accounting Standards Update (ASU) do not change the current requirements for reporting net income or other comprehensive income in financial statements. All of the information that this ASU requires already is required to be disclosed elsewhere in the financial statements under U.S. GAAP.

The amendments require an organization to:

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

The amendments apply to all public and private companies that report items of other comprehensive income. Public companies are required to comply with these amendments for all reporting periods (interim and annual). The amendments are effective for reporting periods beginning after December 15, 2012, for public companies. Early adoption is permitted. The Group adopted this pronouncement on January 1, 2013, which did not have a significant impact on its consolidated financial statements.

CHINA DIGITAL TV HOLDING CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(U.S. dollars in thousands, except share and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(bb)	Recently issued accounting pronouncements not yet adopted

In March 2013, the FASB issued an authoritative pronouncement related to parent’s accounting for the cumulative translation adjustment upon derecognition of certain subsidiaries or groups of assets within a foreign entity or of an investment in a foreign entity. When a reporting entity (parent) ceases to have a controlling financial interest in a subsidiary or group of assets that is a nonprofit activity or a business (other than a sale of in substance real estate or conveyance of oil and gas mineral rights) within a foreign entity, the parent is required to release any related cumulative translation adjustment into net income. Accordingly, the cumulative translation adjustment should be released into net income only if the sale or transfer results in the complete or substantially complete liquidation of the foreign entity in which the subsidiary or group of assets had resided.

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

In July 2013, the FASB issued a pronouncement which provides guidance on financial statement presentation of an unrecognized tax benefit when a net operating loss carryforward, a similar tax loss, or a tax credit carryforward exists. The FASB’s objective in issuing this ASU is to eliminate diversity in practice relating to this matter.

CHINA DIGITAL TV HOLDING CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(U.S. dollars in thousands, except share and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(bb) Recently issued accounting pronouncements not yet adopted - continued

The amendments in this ASU state that an unrecognized tax benefit, or a portion of an unrecognized tax benefit, should be presented in the financial statements as a reduction to a deferred tax asset for a net operating loss carryforward, a similar tax loss, or a tax credit carryforward, except as follows. To the extent a net operating loss carryforward, a similar tax loss, or a tax credit carryforward is not available at the reporting date under the tax law of the applicable jurisdiction to settle any additional income taxes that would result from the disallowance of a tax position or the tax law of the applicable jurisdiction does not require the entity to use, and the entity does not intend to use, the deferred tax asset for such purpose, the unrecognized tax benefit should be presented in the financial statements as a liability and should not be combined with deferred tax assets.

This ASU applies to all entities that have unrecognized tax benefits when a net operating loss carryforward, a similar tax loss, or a tax credit carryforward exists at the reporting date. The amendments in this ASU are effective for fiscal years, and interim periods within those years, beginning after December 15, 2013. Early adoption is permitted. The amendments should be applied prospectively to all unrecognized tax benefits that exist at the effective date. Retrospective application is permitted. The Group does not expect the adoption of this pronouncement will have a significant impact on its financial condition or results of operations.

CHINA DIGITAL TV HOLDING CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(U.S. dollars in thousands, except share and per share data)

3.	SEGMENT INFORMATION AND REVENUE ANALYSIS

The Group’s chief operating decision maker is the Chief Executive Officer, who reviews consolidated results of operations prepared in accordance with U.S. GAAP when making decisions about allocating resources and assessing performance of the Group. The Group has only one operating segment.

The Group operates in the PRC and all of the Group’s long-lived assets are located in the PRC.

The gross revenues consist of the following products and services:

	For the years ended December 31,
	2011	2012	2013

Products:
Smart cards	$91,960	$75,185	$78,256
Other products	3,202	10,134	4,670

Subtotal	95,162	85,319	82,926

Services:
Head-end system integration	2,562	2,175	2,731
Head-end system development	736	987	1,103
Licensing income	1,328	1,246	1,098
Royalty income	742	382	512
Other services	10	135	77

Subtotal	5,378	4,925	5,521

Total	$100,540	$90,244	$88,447

VAT refunds of $8,377, $7,366, and $6,603 were included in revenues for the years ended December 31, 2011, 2012 and 2013, respectively.

CHINA DIGITAL TV HOLDING CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(U.S. dollars in thousands, except share and per share data)

4.	RESTRICTED CASH

Restricted cash consists of the following:

	As of December 31,
	2012	2013

Bank deposits pledged as security for issuing letters of credit	$18	$919

Restricted cash	$18	$919

CHINA DIGITAL TV HOLDING CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(U.S. dollars in thousands, except share and per share data)

5.	ACCOUNTS RECEIVABLE, NET

Accounts receivable, net, consists of the following:

	As of December 31,
	2012	2013

Accounts receivable	$40,506	$50,698
Less: allowance for doubtful accounts	(2,223)	(4,793)

Accounts receivable, net	$38,283	$45,905

Movement of allowance for doubtful accounts is as follows:

	Balance at beginning of the year	Charge to expenses	Actual write-off	Balance at end of the year

2012	$845	$1,378	$—	$2,223
2013	$2,223	$2,570	$—	$4,793

6.	INVENTORIES

Inventories, net, consist of the following:

	As of December 31,
	2012	2013

Raw materials	$1,134	$1,890
Finished goods	4,544	3,137

Inventories, net	$5,678	$5,027

Movement of provision for inventory was as follows:

	December 31,
	2012	2013

Balance at beginning of the year	$450	$667
Charge to expenses	217	2,761

Balance at end of the year	$667	$3,428

CHINA DIGITAL TV HOLDING CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(U.S. dollars in thousands, except share and per share data)

7.	PREPAID EXPENSES AND OTHER CURRENT ASSETS

Prepaid expenses and other current assets consist of the following:

	As of December 31,
	2012	2013

Interest receivables	$241	$149
Deposits	638	980
VAT refund receivables	2,766	1,081
Prepayments to suppliers	1,176	1,314
Other prepaid expenses	424	508

	$5,245	$4,032

8.	PROPERTY AND EQUIPMENT, NET

Property and equipment, net, consist of the following:

	As of December 31,
	2012	2013

Computers and other electronic equipment	$3,905	$4,045
Furniture and fixtures	208	232
Leasehold improvements	1,055	610
Motor vehicles	594	592

	5,762	5,479

Less: accumulated depreciation and amortization	(4,132)	(4,309)

	$1,630	$1,170

For the years ended December 31, 2011, 2012 and 2013, depreciation expense was $1,092, $921 and $833, respectively.

CHINA DIGITAL TV HOLDING CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(U.S. dollars in thousands, except share and per share data)

9.	INTANGIBLE ASSETS, NET

Intangible assets, net, consist of the following:

	As of December 31,
	2012	2013

Core technology	$482	$496
Complete technology	73	73
Contract backlogs	336	336
Customer relationship	1,188	1,188
Digital watermarking technology	962	990
Image tracing technology	410	410

	3,451	3,493
Less: accumulated amortization
Core technology	(385)	(490)
Complete technology	(73)	(73)
Contract backlogs	(336)	(336)
Customer relationship	(1,188)	(1,188)
Digital watermarking technology	(793)	(990)
Image tracing technology	(119)	(119)

	(2,894)	(3,196)
Less: impairment loss of image tracing technology	(291)	(291)
Foreign exchange difference	(68)	—

	$198	$6

The Group recorded amortization expense of $251, $253 and $195 for the years ended December 31, 2011, 2012 and 2013, respectively. Estimated amortization expenses of the existing intangible assets for the next five years are $6, nil, nil, nil and nil respectively.

CHINA DIGITAL TV HOLDING CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(U.S. dollars in thousands, except share and per share data)

10.	EQUITY METHOD INVESTMENTS

Equity method investments consist of the following:

		As of December 31,
	Notes	2012	2013
Nanjing Qingda Yongxin Culture Media Co., Ltd. (“Qingda Yongxin”)	(a)	$67	$68
Foshan Nanhai Guokai Digital TV Technology Co., Ltd. (“Nanhai Guokai”)	(b)	358	—
3DiJoy Corp. (“3DiJoy”)	(c)	—	—
Guangzhou Rujia Network Technology Co., Ltd., (“Rujia”)	(d)	2,591	2,624
Beijing Shibo Movie Technology Co., Ltd. (“Shibo Movie”)	(e)	648	489
Beijing Xinghe Union Media Co., Ltd. (“Xinghe Union”)	(f)	604	370

		$4,268	$3,551

(a)	In March 2007, the Group and Jiangsu Qingda Technology Co. Limited (“Jiangsu Qingda”), one of its customers, set up a joint venture Qingda Yongxin, in which the Group contributed cash of $103, representing 40% of equity interest in the joint venture. Jiangsu Qingda contributed cash of $155 representing 60% of equity interest in the joint venture.

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

The Group has accounted for this long-term investment using equity method of accounting because the Group does not control the investee but has the ability to exercise significant influence over operating and financial policies of the investee. The Group controls three out of five seats in the board of directors of Nanhai Guokai. According to the article of association of Nanhai Guokai, two-thirds of directors’ approval is required for the appointment and dismissal of the general manager and vice general manager. Therefore the other shareholder has substantive rights to participate in significant operating decisions in Nanhai Guokai. Accordingly, the Group accounts for its investment in Nanhai Guokai using the equity method of accounting. In June 2013, Nanhai Guokai was dissolved. As a result, the Group received $355 from the dissolution of Nanhai Guokai.

CHINA DIGITAL TV HOLDING CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(U.S. dollars in thousands, except share and per share data)

10.	EQUITY METHOD INVESTMENTS - continued

(c)	In May 2010, the Group entered into a share subscription agreement to purchase 24% of equity interest in 3DiJoy with a consideration of $6,000. The Group had accounted for this long-term investment using equity method of accounting because the Group does not control the investee but has the ability to exercise significant influence over the operating and financial policies of the investee. 3DiJoy was experiencing financial difficulties in 2012 while it actively searching for the new capital injection for its operation. In the third quarter of 2012, 3DiJoy assessed that there was no alternative funding and due to the absence of further shareholders’ support, it did not expect to operate as a going concern and it laid off nearly half of the employees. As such, as of September 30, 2012 the Company performed the impairment analysis with the assistance of a third party valuer on the investment. The fair value of 3DiJoy decreased significantly below its carrying value and the decrease was other-than temporary. As a result, the Company did not expect to receive any return from this investment and concluded that a full impairment of $4,487 was recognized in 2012.

(d)	In June 2010, the Group acquired 34.45% of equity interest in Rujia through purchase of existing shares from a shareholder of Rujia and contribution to its capital increase, for a total consideration of $2,500. The Group has accounted for this long-term investment using equity method of accounting because the Group does not control the investee but has the ability to exercise significant influence over the operating and financial policies of the investee.

(e)	In February 2012, the Group and Beijing AirMedia Advertising Co., Ltd. (“AirMedia”), set up a joint venture Shibo Movie, in which the group contributed cash of $794, representing 50% of equity interest in joint venture. The Group has accounted for this long-term investment using equity method of accounting because the Group does not control the investee but has the ability to exercise significant influence over the operating and financial policies of the investee. On September 30, 2013, the Group signed a contract with AirMedia for the exchange for 50% equity interests in Shibo Movie held by AirMedia with its 50% equity interest in Xinghe Union. As of December 31, 2013, the transaction has not been completed since the registration with the Industry and Commerce Administrative Bureau (“ICAB”) for the equity interest transfer has not been completed and the articles of Shibo Movie and Xinghe Union have not been amended for the change of ownership.

(f)	In March 2012, the Group and Beijing AirMedia Advertising Co., Ltd., set up a joint venture Xinghe Union, in which the group contributed cash of $794, representing 50% of equity interest in joint venture. The Group has accounted for this long-term investment using equity method of accounting because the Group does not control the investee but has the ability to exercise significant influence over the operating and financial policies of the investee. As of December 31, 2013, the transaction has not been completed since the registration with the ICAB for the equity interest transfer has not been completed and the articles of Shibo Movie and Xinghe Union have not been amended for the change of ownership.

CHINA DIGITAL TV HOLDING CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(U.S. dollars in thousands, except share and per share data)

10.	EQUITY METHOD INVESTMENTS - continued

The aggregated financial information for the equity method investments as of and for the periods presented is summarized as follows:

	As of December 31,
	2012	2013

Total current assets	$9,434	$7,982
Total assets	10,111	8,640
Total current liabilities	2,040	1,615
Total liabilities	$2,063	$1,640

	For the years ended December 31,
	2011	2012	2013

Total net revenue	$1,628	$3,847	$2,646
Loss from operations	$(3,310)	$(1,750)	$(1,959)

11.	COST METHOD INVESTMENTS

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

In October 2010, the Group was informed that OpenV was under investigation over alleged copyright infringements relating to some of its online video content. Subsequently, its online video service operation had been suspended. Based on the foregoing, the Group had doubts on the going concern of OpenV. As a result, the Group wrote off the entire amount of original $5,000 investment in OpenV.

In October 2012, the Group entered into a share redemption agreement with OpenV. Pursuant to the agreement, OpenV repurchased 460,080 of its shares for a consideration of $820, which was recorded in other income in 2012. Considering the equity changes of OpenV, the Group holds 10.71% equity interest at zero carrying amount in OpenV after the share repurchase as of December 31, 2013.

CHINA DIGITAL TV HOLDING CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(U.S. dollars in thousands, except share and per share data)

12.	FORWARD CONTRACTS

To facilitate the cash payment of special cash dividend that the Group declared in November 2010, the Group entered into foreign currency forward contracts with two banks in April and May 2011. Pursuant to those contracts, the Group made short-term loan in US dollar from these two banks with an aggregated amount of $55,193 for a period of one year. Meanwhile, the amount of $55,469 of the Group’s bank deposit was restricted until the short-term loan was fully paid back in April and May 2012. The forward contracts were determined to be a derivative instrument. The Group carries the forward contracts at fair value in its balance sheet and the changes in the forward contract fair value during each period end are recorded in the statement of operations. The Group carries the forward contract as either assets or liabilities at fair value.

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

13.	ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities consist of the following:

	As of December 31,
	2012	2013

Accrued payroll and bonus	$3,753	$4,032
Other taxes payable	1,964	1,756
Social insurance withholding	695	725
Provision for warranty	250	310
Others	5,643	6,311

	$12,305	$13,134

Movement of provision for warranty is as follows:

	Balance at beginning of the year	Charge to expenses	Deductions	Balance at end of the year

2012	$230	$69	$(49)	$250
2013	$250	$72	$(12)	$310

CHINA DIGITAL TV HOLDING CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(U.S. dollars in thousands, except share and per share data)

14.	DEFERRED REVENUE

Deferred revenue consists of the following:

	As of December 31,
	2012	2013

Current:
Advance from customers	$6,179	$5,754
Incentive offered to customers	790	449
Deferred revenue for SI service contracts with remaining PCS period within a year	504	339

	7,473	6,542
Non-current:
Deferred revenue for SI service contracts with remaining PCS period longer than a year	255	135

Total	$7,728	$6,677

Incentive offered to customers represents the deferred revenue relating to free smart cards committed to customers when cumulative purchase volume from the same customers reached certain level. Such deferred revenue is deducted from the initial revenue and to be recognized as revenue when free cards are delivered.

15.	INCOME TAXES

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

Super TV, N-S Digital TV, N-S Media Investment, Guangdong Digital Media Technology Research & Development Institute Co., Ltd. (“Guangdong R&D”), N-S Investment Holdings, Joysee, Cyber Cloud and Beijing Super Movie Technology Co., Ltd. (“Super Movie”) were registered in the PRC and are subject to PRC Enterprise Income Tax (“EIT”) on the taxable income in accordance with the relevant PRC income tax laws.

CHINA DIGITAL TV HOLDING CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(U.S. dollars in thousands, except share and per share data)

15.	INCOME TAXES - continued

Both Super TV and N-S Digital TV were qualified as “New and High-Tech Enterprise” (“NHTE”) under the Enterprise Income Tax Law effective from January 1, 2008 (the “2008 EIT law”) and therefore both of them were qualified for a preferential tax rate of 15% for a three year period. In October 2011, Super TV and N-S Digital TV renewed for NHTE qualification and both entities were qualified for another three year period.

In March 2013, Super TV obtained the “Key Software Enterprise” certificate for the tax years from 2011 to 2012 from the relevant PRC government authorities and further in December 2013, Super TV obtained such certificate for the tax years from 2013 to 2014, as a result, Super TV was entitled to a preferential income tax rate of 10% in each of those years.

N-S Media Investment, N-S Investment Holdings and Guangdong R&D were subject to the statutory tax rate of 25% in 2011, 2012, and 2013.

Joysee, Cyber Cloud and Super Movie were established in 2011, subject to the statutory tax rate of 25% in 2011, 2012, and 2013.

Deferred income taxes result principally from differences in the recognition of certain assets and liabilities for tax and financial reporting purposes and the tax effect of tax loss carry forwards.

Income tax expenses/(benefits) are as follows:

	For the years ended December 31,
	2011	2012	2013

Income tax expenses/(benefits)
Current	$10,344	$18,035	$(1,587)
Deferred	(582)	4,197	2,314

Total	$9,762	$22,232	$727

CHINA DIGITAL TV HOLDING CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(U.S. dollars in thousands, except share and per share data)

15.	INCOME TAXES - continued

The principal components of the deferred income tax assets (liabilities) are as follows:

	As of December 31,
	2012	2013

Current deferred tax assets
Write-down of inventory value	$110	$794
Allowance for doubtful accounts	356	854
Accrued expenses	604	878
Accrued bonus	439	396
Deferred revenue-current	176	118
Government subsidies-current	—	71
Deferred cost-current	3	15
Warranty	37	47
Valuation allowance	(222)	(627)

Current deferred tax assets subtotal	1,503	2,546

Non-current deferred tax assets
Deferred revenue-non-current	172	161
Government subsidies-non-current	616	791
Intangible assets amortization	65	76
Intangible assets impairment	48	49
Deferred cost-non-current	(14)	(15)
Tax loss carry-forward deferred tax assets	4,675	4,704
Valuation allowance	(4,765)	(4,827)

Non-current deferred tax assets subtotal	$797	$939

Current deferred tax liabilities
Accrued withholding tax	(4,812)	(8,222)

Current deferred tax liabilities subtotal	$(4,812)	$(8,222)

The Group’s subsidiaries registered in the PRC have total net operating loss carry forwards of $18,816 as of December 31, 2013 which will expire on various dates between December 31, 2014 and December 31, 2018. The net operating loss carry forwards generated by a particular entity in the Group cannot be transferred or utilized by other entities within the Group. Valuation allowances have been established because the Group believes that it is more likely than not that its deferred tax assets will not be realized as it does not expect to generate sufficient taxable income in future.

CHINA DIGITAL TV HOLDING CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(U.S. dollars in thousands, except share and per share data)

15.	INCOME TAXES - continued

Reconciliation between the provision for income taxes computed by applying the PRC EIT rates of 25% to income before income taxes and the actual provision of income taxes is as follows:

	For the years ended December 31,
	2011	2012	2013

Net income before provision for income taxes	$51,084	$28,410	$23,771
PRC statutory tax rate	25%	25%	25%

Income tax at statutory tax rate	12,771	7,103	5,943
Expenses not deductible for tax purposes	230	550	574
Effect of income tax exemptions	(6,567)	(4,470)	(10,104)
Effect of income tax rate difference in other jurisdictions	1,901	1,916	233
Change in valuation allowance	1,427	1,655	467
Withholding tax relating to distributable earnings	—	14,296	3,614
Expense adjustment related to non-taxable income*	—	1,182	—

Income tax expenses	$9,762	$22,232	$727

*	The adjustment is related to non-deductible expenditure incurred in connection to income claimed for VAT refund for prior periods.

If N-S Digital TV and Super TV were not in a tax holiday period for the years ended December 31, 2011, 2012 and 2013, the impact to the earnings per share amounts would be as follows:

	For the years ended December 31,
	2011	2012	2013

Increase in income tax expense	$6,567	$4,470	$10,104
Decrease in net income per share-basic	0.11	0.08	0.17
Decrease in net income per share-diluted	$0.11	$0.08	$0.17

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

CHINA DIGITAL TV HOLDING CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(U.S. dollars in thousands, except share and per share data)

15.	INCOME TAXES - continued

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

In November 2012, Super TV distributed its earnings generated in 2010 and 2011 of $92,779 dividend to its immediate foreign holding company, Golden Benefit, for purpose of special cash dividend distribution to shareholders of the Company. According to the interpretation of Circular No. 601 issued by the State Administration of Taxation, the Company’s Hong Kong subsidiary might not be considered to be the beneficial owner of any such dividends and in that case the withholding tax rate would be 10%. As a result, withholding tax of $9,278 was recorded.

Before the year 2012, the Company determined that the undistributed earnings of the Company’s subsidiaries located in the PRC would be indefinitely reinvested for use in the operation and expansion of its business within PRC and no deferred tax liability had been accrued for the PRC dividend withholding tax for the undistributed retained earnings. In 2012, the Company determines to distribute the undistributed retained earnings of the Company’s subsidiary located in the PRC without a set schedule. As a result, the Company accrued deferred tax liabilities related to withholding tax at the amount of $4,812 and $8,222 as of December 31, 2012 and 2013 respectively on the undistributed earnings generated after January 1, 2008.

CHINA DIGITAL TV HOLDING CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(U.S. dollars in thousands, except share and per share data)

16.	NET INCOME PER SHARE

	For the years ended December 31,
	2011	2012	2013

Net income (numerator), basic and diluted	$41,000	$6,927	$24,408

Shares (denominator):
Weighted average ordinary shares outstanding used in computing basic net income (loss) per share	58,934,912	59,011,396	59,111,594

Effect of dilutive securities:
Plus incremental weighted average ordinary shares from assumed exercise of stock options using the treasury stock method	140,554	81,408	64,863

Total Weighted average ordinary shares outstanding used in computing diluted net income per ordinary share	59,075,466	59,092,804	59,176,457

Net income per share-basic	$0.70	$0.12	$0.41

Net income per share-diluted	$0.69	$0.12	$0.41

Out of all the outstanding stock options, 4,237,890, 644,790 and 4,025,390 stock options in 2011, 2012 and 2013, respectively, could potentially dilute net income per share in the future, but were excluded in the computation of diluted net income per share in those periods, as their exercise prices were above the average market values in such periods.

17.	SPECIAL CASH DIVIDEND TO SHAREHOLDERS

In May 2011, the Group declared a special cash dividend of $0.56 per share on the Company’s ordinary shares. $32,937 was paid in 2012 and the rest $79 was paid in 2013.

In November 2012, the Group declared a special cash dividend of $2.3 per share on the Company’s ordinary shares to be paid in two installments with total amount of $135,933. $59,013 was paid in 2012, $76,863 was paid in 2013 and $57 remained payable as of December 31, 2013.

CHINA DIGITAL TV HOLDING CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(U.S. dollars in thousands, except share and per share data)

18.	SHARE-BASED COMPENSATION

(a)	Option granted by the company

Option granted to employees

Pursuant to the directors’ resolution, the Company adopted Share Incentive Plans in 2005, under which the Company may grant options to purchase up to 4,444,440 ordinary shares of the Company, to its employees, directors, and consultants, subject to vesting requirements. Under Share Incentive Plans in 2005, there are four schemes of the options granted: Scheme I, Scheme II, Scheme III and Scheme IV, which were granted on February 3, 2005, September 22, 2006, December 5, 2006 and October 5, 2008, respectively. There were no share options granted under Scheme I and Scheme IV outstanding as of December 31, 2013.

On September 13, 2007, the board of directors of CDTV Holding approved the 2008 Stock Incentive Plan, pursuant to which the Company may grant options to purchase up to 1,200,000 ordinary shares to its employees and other eligible people. Under Share Incentive Plans in 2008, there are four schemes of the options granted: Scheme V, Scheme VI, Scheme VII and Scheme VIII, which were granted on October 5, 2008, June 2, 2009, February 10, 2010 and November 15, 2010, respectively. There were no share options granted under Scheme VII and Scheme VIII outstanding as of December 31, 2013.

On November 19, 2010, the board of directors of CDTV Holding approved the 2010 Stock Incentive Plan, pursuant to which the Company may grant options to purchase up to 3,600,000 ordinary shares to its employees and other eligible people. Under Share Incentive Plans in 2010, there are four schemes of the options granted: Scheme IX, Scheme X, Scheme XI and Scheme XII, which were granted on November 19, 2010, May 16, 2011, September 30, 2011 and November 19, 2011, respectively.

On May 1, 2012, the board of directors of CDTV Holding approved the 2012 Stock Incentive Plan, pursuant to which the Company may grant options to purchase up to 1,200,000 ordinary shares to its employees. Under Share Incentive Plans in 2012, Scheme XIII was granted on January 8, 2013.

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

CHINA DIGITAL TV HOLDING CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(U.S. dollars in thousands, except share and per share data)

18.	SHARE-BASED COMPENSATION - continued

(a)	Option granted by the company - continued

Modification of option plans - continued

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

Scheme III

Grant date: December 5, 2006

Exercise price per share - original: $4.172

CHINA DIGITAL TV HOLDING CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(U.S. dollars in thousands, except share and per share data)

18.	SHARE-BASED COMPENSATION - continued

(a)	Option granted by the company - continued

Details of the Share Incentive Plans: - continued

Scheme III - continued

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

CHINA DIGITAL TV HOLDING CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(U.S. dollars in thousands, except share and per share data)

18.	SHARE-BASED COMPENSATION - continued

(a)	Option granted by the company - continued

Details of the Share Incentive Plans: - continued

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

CHINA DIGITAL TV HOLDING CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(U.S. dollars in thousands, except share and per share data)

18.	SHARE-BASED COMPENSATION - continued

(a)	Option granted by the company - continued

Details of the Share Incentive Plans: - continued

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

CHINA DIGITAL TV HOLDING CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(U.S. dollars in thousands, except share and per share data)

18.	SHARE-BASED COMPENSATION - continued

(a)	Option granted by the company - continued

Details of the Share Incentive Plans: - continued

Scheme XI

Grant date: September 30, 2011

Exercise price per share - original: $4.34

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

Exercise price per share: $4.34

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

Scheme XIII

Grant date: January 8, 2013

Exercise price per share: $1.18

Expiration date: January 7, 2023

Number of options granted: 1,200,000

Vesting schedule: (1) 25% of the total number of option shares immediately on January 8, 2013; and (2) the remaining 75% of the option shares shall vest in 36 substantially equal monthly installments with the first installment vesting on February 28, 2013 and an additional installment vesting on the last day of each of the 35 months thereafter.

CHINA DIGITAL TV HOLDING CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(U.S. dollars in thousands, except share and per share data)

18.	SHARE-BASED COMPENSATION - continued

(a)	Option granted by the company - continued

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

Management used the Black-Scholes option pricing model to estimate the fair value of the following options on their respective grant date with the following assumptions:

	Expected price volatility range	Risk-free interest rate range	Expected life range	Expected dividends	Fair value of ordinary share at grant date

Scheme II	50.5%-50.6%	5.77%-5.81%	5.50-6.26	1.00%	$3.56
Scheme III	49.8%-52.4%	5.77%-5.83%	5.28-6.54	1.00%	$3.56
Scheme V	56.20%	2.92%	6.25	0%	$7.66
Scheme VI	51.50%	3.28%	6.25	2.50%	$9.09

Management used Binomial model to estimate the fair value of the following options on their respective grant date with the following assumptions:

	Expected price volatility range	Risk-free interest rate range	Time to vest	Expected dividends	Fair value of ordinary share at grant date

Scheme IX	38.89%	3.82%	2.16	0%	$7.26
Scheme X	45.17%	3.99%	0.88-1.69	0%	$6.39
Scheme XI	73.61%	3.91%	1.32	9%	$3.9
Scheme XII	72.80%	3.68%	1.18	9%	$3.89
Scheme XIII	67.44%	1.94%	1.2	0%	$1.8

The fair value of the option at the grant date was $2.38, $1.67, $4.24, $3.83, $3.16, $3.11-$3.42, $1.57-$1.65, $1.54-$1.62 and $1.09-$1.23 for each option for Scheme II, Scheme III, Scheme V, Scheme VI, Scheme IX, Scheme X, Scheme XI, Scheme XII and Scheme XIII option plans, respectively.

CHINA DIGITAL TV HOLDING CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(U.S. dollars in thousands, except share and per share data)

18.	SHARE-BASED COMPENSATION - continued

(a)	Option granted by the company - continued

Option exercise - continued

In calculating the fair value of the options using the Black-Scholes or Binomial option pricing model, the following major assumptions were used:

(1)	Volatility

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

CHINA DIGITAL TV HOLDING CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(U.S. dollars in thousands, except share and per share data)

18.	SHARE-BASED COMPENSATION - continued

(a)	Option granted by the company - continued

Option exercise - continued

A summary of stock option activity is as follows:

	Number of options	Weighted average exercise price

Options outstanding as at January 1, 2012	4,377,563	$2.20
Granted	—	—
Exercised	(118,864)	0.01
Forfeited	(72,300)	2.09

Options outstanding as at December 31, 2012	4,186,399	2.26
Granted	1,200,000	1.18
Exercised	(48,399)	1.18
Forfeited	(193,867)	1.99

Options outstanding as at December 31, 2013	5,144,133	2.03

Options exercisable as at December 31, 2013	3,036,005	2.08

The following table summarizes information with respect to share options outstanding at December 31, 2013:

	Weighted-average exercise price	Number outstanding	Number exercisable	Weighted-average remaining contractual life	Intrinsic value

Scheme II	$0.01	6,003	6,003	2.72 years	$1.73
Scheme III	0.01	14,656	14,656	2.92 years	1.73
Scheme V	3.03	272,076	131,512	4.76 years	—
Scheme VI	4.23	301,914	167,729	5.42 years	—
Scheme IX	2.04	1,000,000	770,835	6.89 years	—
Scheme X	2.04	1,551,400	1,035,442	7.37 years	—
Scheme XI	2.04	654,000	427,815	7.75 years	—
Scheme XII	2.04	246,000	81,712	7.88 years	—
Scheme XIII	1.18	1,098,084	400,301	9.00 years	0.56

		5,144,133	3,036,005

CHINA DIGITAL TV HOLDING CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(U.S. dollars in thousands, except share and per share data)

18.	SHARE-BASED COMPENSATION - continued

(a)	Option granted by the company - continued

Option exercise - continued

The weighted-average grant-date/ modification date fair value of options granted during the years of 2011 and 2013 was $2.66 and $1.14, respectively. There were no new options granted during 2012.

The aggregate intrinsic value of options outstanding, vested and exercisable as of December 31, 2013 was $650, $320 and $259, respectively. The total intrinsic value of options exercised during the years ended December 31, 2011, 2012 and 2013 was $288, $199 and $27, respectively.

A summary of unvested stock option activity as of December 31, 2013, and changes during the year ended December 31, 2013 are presented below:

Unvested Stock Option	Number of Shares	Weighted average Grant-date Fair Value

Unvested at January 1, 2013	1,698,936	$2.83
Granted	1,200,000	1.14
Vested	(1,436,869)	2.18
Forfeited	(111,545)	1.98

Unvested at December 31, 2013	1,350,522	$2.09

The Company recorded the share-based compensation expense of $5,562, $2,503 and $2,191 for the years ended December 31, 2011, 2012 and 2013, respectively.

As of December 31, 2013, total unrecognized compensation expense related to the unvested share options was $582, which is expected to be recognized over a weighted-average period of 0.96 year according to the graded vesting schedule. Total fair value of stock options vested during the year ended December 31, 2011, 2012 and 2013 was $3,277, $3,437 and $3,138 respectively.

CHINA DIGITAL TV HOLDING CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(U.S. dollars in thousands, except share and per share data)

18.	SHARE-BASED COMPENSATION - continued

(b)	Option granted by Cyber Cloud

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

On January 31, 2013, Cyber Cloud approved the Cyber Cloud 2013 Stock Incentive Plan, under which Cyber Cloud granted 613,000 options to its employees. The share option plan has a term of ten years, which will expire on January 30, 2023 unless terminated earlier by its shareholders and board of directors. The exercise price of the options is $0.16 per share.

The following table summarizes the Cyber Cloud’s share option activities with employees:

	Number of options	Weighted average exercise price
Options outstanding as at January 1, 2012	—	$—
Granted	551,000	0.17
Exercised	—	—
Forfeited	(73,000)	0.17

Options outstanding as at December 31, 2012	478,000	0.17
Granted	613,000	0.16
Exercised	—	—
Forfeited	(362,000)	0.16

Options outstanding as at December 31, 2013	729,000	0.17

Options exercisable as at December 31, 2013	250,563	0.17

Management used Binomial model to estimate the fair value of the following options on their respective grant date with the following assumptions:

	Expected volatility range	Risk-free interest rate range	Expected life	Expected dividends

Options granted under 2012 Stock Incentive Plan	54.90%	3.44%	10 years	—
Options granted under 2013 Stock Incentive Plan	47.10%	3.61%	10 years	—

The fair value of the option at the grant date was $0.23 and $0.16 for each option granted under 2012 and 2013 Stock Incentive Plan, respectively.

CHINA DIGITAL TV HOLDING CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(U.S. dollars in thousands, except share and per share data)

18.	SHARE-BASED COMPENSATION - continued

(b)	Option granted by Cyber Cloud - continued

In calculating the fair value of the options using the Binomial option pricing model, the following major assumptions were used:

(1)	Volatility

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

Cyber Cloud recorded share-based compensation expense of $52 and $49 for the years ended December 31, 2012 and 2013, respectively.

As of December 31, 2013, total unrecognized compensation expense related to the unvested share options was $97, which is expected to be recognized over a weighted-average period of 1.48 years according to the graded vesting schedule.

CHINA DIGITAL TV HOLDING CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(U.S. dollars in thousands, except share and per share data)

18.	SHARE-BASED COMPENSATION - continued

(c)	Option granted by Joysee

On February 17, 2012, Joysee, a majority-owned subsidiary of the Group, approved the Joysee 2012 Stock Incentive Plan, under which Joysee granted 520,000 options to its employees. The share option plan has a term of ten years, which will expire on February 16, 2022 unless terminated earlier by its shareholders and board of directors. The exercise price of the options is $0.17 per share.

The following table summarizes the Joysee’s share option activities with employees:

	Number of options	Weighted average exercise price

Options outstanding as at January 1, 2012	—	$—
Granted	520,000	0.17
Exercised	—	—
Forfeited	(52,000)	0.17

Options outstanding as at December 31, 2012	468,000	0.17
Granted	—	—
Exercised	—	—
Forfeited	(35,000)	0.17

Options outstanding as at December 31, 2013	433,000	0.17

Options exercisable as at December 31, 2013	108,250	0.17

The fair value of options granted was $0.31, measured on the grant date based on the Binomial option pricing model with the following assumptions:

Risk-free interest rate	3.58%
Expected life (years)	10 years
Expected dividend yield	—
Volatility	66.29%

In calculating the fair value of the options using the Binomial option pricing model, the following major assumptions were used:

(1)	Volatility

The volatility of the underlying ordinary shares during the life of the options was estimated based on the historical stock prices volatility of listed comparable companies over a period comparable to the expected term of the options.

CHINA DIGITAL TV HOLDING CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(U.S. dollars in thousands, except share and per share data)

18.	SHARE-BASED COMPENSATION - continued

(c)	Option granted by Joysee - continued

(2)	Risk free interest rate

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

Joysee recorded share-based compensation expense of $59 and $31 for the years ended December 31, 2012 and 2013, respectively.

As of December 31, 2013, total unrecognized compensation expense related to the unvested share options was $33, which is expected to be recognized over a weighted-average period of 1.37 years according to the graded vesting schedule.

CHINA DIGITAL TV HOLDING CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(U.S. dollars in thousands, except share and per share data)

19.	FAIR VALUE MEASUREMENT

Measured at fair value on a recurring basis

The Group measured its financial assets and liabilities, including cash equivalents, restricted cash, notes receivable, accounts receivable, notes payable and accounts payable on a recurring basis as of December 31, 2012 and 2013. Cash equivalents and restricted cash are classified within Level 1 of the fair value hierarchy because they are valued based on the quoted market price in an active market. The carrying amounts of notes receivable, accounts receivable, notes payable and accounts payable approximate their fair values due to their short-term maturity.

Measured at fair value on a non-recurring basis

The Group measured the fair value of equity method investment in 3Dijoy using income approach-DCF method based on which to recognize the impairment loss in 2012. The equity method investment in 3Dijoy is considered as Level 3 assets because the Group used unobservable inputs, such as weighted average cost of capital (“WACC”) and lack of marketability discount (“LoMD”), to determine the fair value of the equity method investment. The WACC and LoMD used in the fair value measurement were 22% and 40%, respectively. Increase (decrease) in any of WACC and LoMD in isolation could result in lower (higher) fair value measurement.

The Group measured the fair value of the purchased intangible using the “cost,” “income approach-excess earnings” or “with & without” valuation methods. These purchased intangible assets are considered Level 3 assets because the Group used unobservable inputs, such as forecast financial performance of the acquired business and discount rates, to determine the fair value of these purchased assets.

Goodwill and intangible assets are measured at fair value on a nonrecurring basis and they are recorded at fair value only when impairment is recognized.

CHINA DIGITAL TV HOLDING CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(U.S. dollars in thousands, except share and per share data)

20.	MAINLAND CHINA CONTRIBUTION PLAN

Full time employees of the Group in the PRC participate in a government-mandated multiemployer defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. PRC labor regulations require the Group to accrue for these benefits based on certain percentages of the employees’ salaries. The total contribution for such employee benefits was $3,365, $5,016 and $5,712 for the years ended December 31, 2011, 2012 and 2013, respectively.

21.	COMMITMENTS

Operating lease commitment

The Group has operating lease agreements principally for its office spaces in the PRC. These leases expire through 2014 and are renewable upon negotiation. Rental expense under operating leases for the years ended December 31, 2011 and 2012 and 2013 was $1,589, $2,443 and $2,864 respectively.

Future minimum lease payments under non-cancelable operating lease agreements are as follows:

2014	$750
2015	96
2016	21

$867

Purchase commitments

As of December 31, 2013, purchase commitments were $1,262, mainly for services.

CHINA DIGITAL TV HOLDING CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(U.S. dollars in thousands, except share and per share data)

22.	NONCONTROLLING INTEREST

	Dongguan Super TV	Cyber Cloud	Joysee	Super Movie	Total
		(Note 22(a))	(Note 22(b))	(Note 22(c))

Balance as of January 1, 2011	$520	$—	$—	$—	$520
Capital injection	—	759	5,542	236	6,537
Transfer of noncontrolling interest	—	—	(1,822)	—	(1,822)
Net income (loss)	105	(221)	(491)	(123)	(730)
Disposal	(625)	—	—	—	(625)

Balance as of December 31, 2011	—	538	3,229	113	3,880
Net loss	—	(402)	(870)	(117)	(1,389)
Share-based compensation	—	5	21	—	26
Foreign currency translation adjustment	—	30	157	1	188

Balance as of December 31, 2012	—	171	2,537	(3)	2,705
Net loss	—	(209)	(1,626)	3	(1,832)
Share-based compensation	—	5	11	—	16
Foreign currency translation adjustment	—	2	45	—	47

Balance as of December 31, 2013	$—	$(31)	$967	$—	$936

a.	Pursuant to shareholder investment agreement, dated December 1, 2010, between Super TV and Beijing Yuewu Yuntian Software Technology Ltd. (“Yuewu Yuntian”), the parties agreed to establish Cyber Cloud, which mainly engages in research and development of cloud computing technology and operation. Super TV and Yuewu Yuntian contributed cash in the amount of $6,818 and $759, respectively, representing 90% and 10% of the equity interest in Cyber Cloud, respectively.

b.	Pursuant to an agreement, dated April 29, 2011, between Super TV and Beijing Ying Zhi Cheng Technology Co., Ltd. (“Ying Zhi Cheng Technology”), to establish Joysee in Beijing mainly engaging in the research and development of advanced digital television terminals. Super TV and Ying Zhi Cheng Technology contributed cash of $4,154 and $462, representing 90% and 10% of the equity interest in Joysee, respectively.

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

CHINA DIGITAL TV HOLDING CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(U.S. dollars in thousands, except share and per share data)

22.	NONCONTROLLING INTEREST - continued

c.	Pursuant to a shareholder investment agreement, dated August 26, 2011, between Super TV and Beijing Chaoying Weichuang Technology Ltd., the parties agreed to establish Super Movie, which mainly engages in video program delivery services. Super TV and Beijing Chaoying Weichuang Technology Ltd. contributed cash at the amount of $2,111 and $236, respectively, representing 90% and 10% of the equity interest in Super Movie, respectively. On November 7, 2013, Super Movie was dissolved.

23.	RELATED PARTY BALANCES AND TRANSACTIONS

For the years ended December 31, 2012 and 2013, the Group made purchase of certain media information system amounting to $290 and $27 from Rujia. And as of December 31, 2012 and 2013, the amounts due to Rujia were $233 and $212 respectively.

CHINA DIGITAL TV HOLDING CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(U.S. dollars in thousands, except share and per share data)

24.	STATUTORY RESERVES AND RESTRICTED NET ASSETS

As stipulated by the relevant law and regulations in the PRC, the Company’s subsidiary, VIE and VIE’s subsidiaries in the PRC are required to maintain non-distributable statutory reserve. Appropriations to the statutory reserve are required to be made at 10% of profit after taxes as reported in these entities’ statutory financial statements prepared under PRC GAAP. Once appropriated, these amounts are not available for future distribution to owners or shareholders. Once the statutory reserve is accumulated to 50% of these entities’ registered capital, these entities can choose not to provide further statutory reserves. The statutory reserve may be applied against prior year losses, if any, and may be used for general business expansion and production and an increase in registered capital of these entities. Amounts contributed to the statutory reserve were $370, $162 and $51 for 2011, 2012 and 2013, respectively.

Relevant PRC laws and regulations restrict the Wholly Foreign Owned Entity (“WFOE”) and VIE from transferring a portion of their net assets, equivalent to the balance of their statutory reserves and their share capital, to the Company in the form of loans, advances or cash dividends. The balance of restricted net assets was $92,729 and $87,137, of which $34,196 and $30,876 was attributed to the paid in capital and statutory reserves of the VIE and $58,533 and $ 56,261 was attributed to the paid in capital and statutory reserves of the WFOE, as of December 31, 2012 and 2013, respectively. The WFOE’s accumulated profits may be distributed as dividends to the Company without the consent of a third party. The VIE’s revenues and accumulated profits may be transferred to the Company through contractual arrangements without the consent of a third party. Under applicable PRC law, loans from PRC companies to their offshore affiliated entities require governmental approval, and advances by PRC companies to their offshore affiliated entities must be supported by bona fide business transactions.

25.	SUBSEQUENT EVENT

On April 2, 2014, the Group declared a special cash dividend of $0.50 per share on the Company’s ordinary shares, which is expected to be paid on or around May 9, 2014.

EXHIBIT INDEX

Number	Description of Exhibit

1.1(1)	Second Amended and Restated Memorandum and Articles of Association of China Digital TV Holding Co., Ltd.

2.1(1)	Specimen of Share Certificate.

2.2(1)	Form of Deposit Agreement, including form of American Depositary Receipts.

2.3(1)	First Amended and Restated Shareholders Agreement of China Digital TV Holding Co., Ltd., dated September 13, 2007, among Novel-Tongfang Information Engineering Co., Ltd., Beijing Novel-Tongfang Digital TV Technology Co., Ltd., China Digital TV Technology Co., Ltd., China Capital Investment Holdings Limited, China Cast Investment Holdings Limited, SB Asia Infrastructure Fund L.P., Capital International Private Equity Fund IV, L.P., CGPE IV, L.P. and certain other shareholders.

4.1(1)	Asset Transfer Agreement, dated June 7, 2004, between Beijing Novel-Tongfang Digital TV Technology Co., Ltd. and Novel-Tongfang Information Engineering Co., Ltd.

4.2(1)	Equity Transfer Agreement, dated June 7, 2004, between Beijing Novel-Tongfang Digital TV Technology Co., Ltd. and Novel-Tongfang Information Engineering Co., Ltd. and related (i) Equity Entrustment Agreement, dated September 10, 2004, and (ii) Equity Purchase Entrustment Agreement, dated April 1, 2004, both between the same parties.

4.3(1)	Asset Purchase Agreement, dated June 8, 2004, between Beijing Novel-Tongfang Digital TV Technology Co., Ltd. and Beijing Super TV Co., Ltd.

4.4(1)	Equity Transfer Agreement, dated August 4, 2006, between Novel-Tongfang Information Engineering Co., Ltd. and Beijing Novel-Tongfang Digital TV Technology Co., Ltd. and related Equity Transfer Agreement, dated March 15, 2007, among Novel-Tongfang Information Engineering Co., Ltd., Beijing Novel-Tongfang Digital TV Technology Co., Ltd. and Panasonic Corporation of China.

4.5(1)	Asset Transfer Agreement, dated August 5, 2006, between Novel-Tongfang Information Engineering Co., Ltd. and Beijing Novel-Tongfang Digital TV Technology Co., Ltd. and the Supplemental Agreement thereto, dated April 6, 2007.

4.6(1)	Trademark Licensing Agreement entered into in March 2007 between Beijing Novel-Tongfang Information Engineering Co., Ltd. and Beijing Novel-Tongfang Digital TV Technology Co., Ltd.

4.7(1)	Equipment Leasing Agreement, dated June 7, 2004, between Beijing Novel-Tongfang Digital TV Technology Co., Ltd. and Beijing Super TV Co., Ltd.

4.8(1)	Technical Support and Related Service Agreement, dated June 7, 2004, between Beijing Novel-Tongfang Digital TV Technology Co., Ltd. and Beijing Super TV Co., Ltd.

4.9(1)	Technology License Agreement, dated June 7, 2004, between Beijing Novel-Tongfang Digital TV Technology Co., Ltd. and Beijing Super TV Co., Ltd.

4.10(1)	Technology Development Agreement, dated June 7, 2004, between Beijing Novel-Tongfang Digital TV Technology Co., Ltd. and Beijing Super TV Co., Ltd.

Number	Description of Exhibit

4.11(1)	Products and Software Purchase Agreement, dated June 7, 2004, between Beijing Novel-Tongfang Digital TV Technology Co., Ltd. and Beijing Super TV Co., Ltd.

4.12(3)	Letter of Consent, dated April 30, 2009, issued by Beijing Super TV Co., Ltd. to Beijing Novel-Super Digital TV Technology Co., Ltd.

4.13(3)	Equity Transfer Agreement, dated June 20, 2008 between Wei Gao and Junming Wu for Beijing Novel-Super Digital TV Technology Co., Ltd.

4.14(3)	Equity Transfer Agreement, dated November 24, 2008, between Novel-Tongfang Information Engineering Co., Ltd. and Shizhou Shen for Beijing Novel-Super Digital TV Technology Co., Ltd.

4.15(3)	Equity Transfer Agreement, dated November 24, 2008, between Novel-Tongfang Information Engineering Co., Ltd. and Lei Zhang for Beijing Novel-Super Digital TV Technology Co., Ltd.

4.16	Equity Transfer Option Agreement, dated June 7, 2004, among Beijing Super TV Co., Ltd., Novel-Tongfang Information Engineering Co., Ltd. and Li Yang(1); the Supplemental Agreement thereto, dated September 1, 2005, among Beijing Super TV Co., Ltd., Novel-Tongfang Information Engineering Co., Ltd., Li Yang and Beijing Novel-Tongfang Digital TV Technology Co., Ltd.(1); the No. 2 Supplemental Agreement thereto, dated August 18, 2007, among Beijing Super TV Co., Ltd., Novel-Tongfang Information Engineering Co., Ltd., Li Yang, Beijing Novel-Tongfang Digital TV Technology Co., Ltd. and Wei Gao(1); the No. 3 Supplemental Agreement thereto, dated June 20, 2008, among Beijing Super TV Co., Ltd., Beijing Novel-Super Digital TV Technology Co., Ltd., Novel-Tongfang Information Engineering Co., Ltd., Wei Gao and Junming Wu(3); the No. 4 Supplemental Agreement thereto, dated November 24, 2008, among Beijing Super TV Co., Ltd., Beijing Novel-Super Digital TV Technology Co., Ltd., Novel-Tongfang Information Engineering Co., Ltd., Junming Wu, Lei Zhang and Shizhou Shen(3); and the No. 5 Supplemental Agreement thereto, dated July 11, 2011, among Beijing Super TV Co., Ltd., Beijing Novel-Super Digital TV Technology Co., Ltd., Junming Wu, Lei Zhang, Shizhou Shen, Wenjun Wang and Tianxing Wang(6).

4.17(1)	Share Pledge Agreement, dated September 1, 2005, between Novel-Tongfang Information Engineering Co., Ltd. and Beijing Super TV Co., Ltd.

4.18(3)	Termination Agreement of Share Pledge, dated November 24, 2008, between Beijing Super TV Co., Ltd. and Novel-Tongfang Information Engineering Co., Ltd.

4.19	Share Pledge Agreement, dated September 1, 2005, between Li Yang and Beijing Super TV Co., Ltd.(1); the Supplemental Agreement thereto, dated August 18, 2007, among Li Yang, Beijing Super TV Co., Ltd. and Wei Gao(1); the No. 2 Supplemental Agreement thereto, dated June 20, 2008, among Beijing Super TV Co., Ltd., Wei Gao and Junming Wu(3); and the Share Pledge Termination Agreement, dated July 11, 2011 between Beijing Super TV Co., Ltd. and Junming Wu(6).

4.20(3)	Share Pledge Agreement, dated November 24, 2008, between Shizhou Shen and Beijing Super TV Co., Ltd.

4.21(3)	Share Pledge Agreement, dated November 24, 2008, between Lei Zhang and Beijing Super TV Co., Ltd.

Number	Description of Exhibit

4.22	Business Operating Agreement, dated September 1, 2005, among Beijing Super TV Co., Ltd., Novel-Tongfang Information Engineering Co., Ltd., Li Yang and Beijing Novel-Tongfang Digital TV Technology Co., Ltd.(1); the Supplemental Agreement thereto, dated August 18, 2007, among Beijing Super TV Co., Ltd., Novel-Tongfang Information Engineering Co., Ltd., Li Yang, Beijing Novel-Tongfang Digital TV Technology Co., Ltd. and Wei Gao(1); the No. 2 Supplemental Agreement thereto, dated June 20, 2008, among Beijing Super TV Co., Ltd., Beijing Novel-Super Digital TV Technology Co., Ltd., Novel-Tongfang Information Engineering Co., Ltd., Wei Gao and Junming Wu(3); the No. 3 Supplemental Agreement thereto, dated November 24, 2008, among Beijing Super TV Co., Ltd., Beijing Novel-Super Digital TV Technology Co., Ltd., Novel-Tongfang Information Engineering Co., Ltd., Junming Wu, Lei Zhang and Shizhou Shen(3); and the No. 4 Supplemental Agreement thereto, dated July 11, 2011, among Beijing Super TV Co., Ltd., Beijing Novel-Super Digital TV Technology Co., Ltd., Junming Wu, Lei Zhang, Shizhou Shen, Wenjun Wang and Tianxing Wang(6).

4.23(1)	Power of Attorney, dated September 1, 2005, of Novel-Tongfang Information Engineering Co., Ltd.

4.24(1)	Power of Attorney, dated August 18, 2007, of Wei Gao.

4.25(3)	Power of Attorney, dated June 20, 2008, of Junming Wu.

4.26(3)	Power of Attorney, dated November 24, 2008, of Shizhou Shen.

4.27(3)	Power of Attorney, dated November 24, 2008, of Lei Zhang.

4.28(1)	Entrusted Loan Agreement, dated August 23, 2004, among Beijing Super TV Co., Ltd., Beijing Novel-Tongfang Digital TV Technology Co., Ltd. and Bank of Beijing, Shangdi Branch.

4.29(1)	Entrusted Loan Agreement, dated July 13, 2004, among Beijing Super TV Co., Ltd., Novel-Tongfang Information Engineering Co., Ltd. and Bank of Beijing, Shangdi Branch.

4.30(1)	Entrusted Loan Agreement, dated August 25, 2005, among Beijing Super TV Co., Ltd., Novel-Tongfang Information Engineering Co., Ltd. and Bank of Beijing, Shangdi Branch.

4.31(1)	Loan Agreement, dated April 4, 2007, between Beijing Super TV Co., Ltd. and Novel-Tongfang Information Engineering Co., Ltd. and the related Entrusted Loan Agreement, dated April 12, 2007, among Beijing Super TV Co., Ltd., Novel-Tongfang Information Engineering Co., Ltd. and Bank of Beijing, Shangdi Branch.

4.32(3)	Loan Agreement, dated November 24, 2008, between Shizhou Shen and Beijing Super TV Co., Ltd.

4.33(3)	Loan Agreement, dated November 24, 2008, between Lei Zhang and Beijing Super TV Co., Ltd.

4.34(1)	Service Agreement, dated April 2, 2007, between Novel-Tongfang Information Engineering Co., Ltd. and Beijing Novel-Tongfang Digital TV Technology Co., Ltd.

4.35(1)	Interest Payment Agreement, dated November 30, 2006, between Beijing Novel-Tongfang Digital TV Technology Co., Ltd. and Beijing Super TV Co., Ltd.

4.36(1)	Form of Property Lease Agreement.

4.37(1)	Fixed Assets Transfer Agreement, dated March 28, 2007, between Beijing Novel-Tongfang Digital TV Technology Co., Ltd. and Beijing Super TV Co., Ltd.

Number	Description of Exhibit

4.38(1)	Form of Employment Agreement and related Form of Agreement on Confidentiality and Intellectual Property.

4.39(1)	Form of Non-Disclosure, Non-Competition, Commitment and Proprietary Information Agreement.

4.40(1)	Form of Indemnification Agreement for Directors.

4.41(1)	Amended and Restated 2005 Stock Incentive Plan of China Digital TV Holding Co., Ltd. and form of share option agreement.

4.42††(1)	Cooperation Agreement, dated January 5, 2007, between Beijing Novel-Tongfang Digital TV Technology Co., Ltd. and Jiangsu Qingda Science and Technology Industries Co., Ltd.

4.43(1)	Cooperation Agreement, dated July 18, 2007, between Beijing Novel-Tongfang Digital TV Technology Co., Ltd. and China Electronics Smart Card Co., Ltd.

4.44(1)	2008 Stock Incentive Plan of China Digital TV Holding Co., Ltd.

4.45(2)	Agreement for Equity Transfer of Beijing Novel-Super Digital TV Technology Co., Ltd., dated December 2007, between China Digital TV Technology Co., Ltd. and Golden Benefit Technology Co., Ltd.

4.46(3)	Intellectual Property Transfer Agreement, dated August 13, 2008, between Novel-Tongfang Information Engineering Co., Ltd. and Beijing Super TV Co., Ltd.

4.47(3)	Equity Transfer Agreement, dated October 5, 2008, between Beijing Super TV Co., Ltd. and Beijing Novel-Super Digital TV Technology Co., Ltd.

4.48(3)	Framework Agreement for Purchase of Computer Chips, dated December 12, 2008, between Beijing Super TV Co., Ltd. and Beijing Novel-Super Digital TV Technology Co., Ltd.

4.49(4)	Framework Agreement for Sale of Software Products, dated July 14, 2009, between Beijing Super TV Co., Ltd. and Beijing Novel-Super Digital TV Technology Co., Ltd.

4.50(4)	Equity Transfer Agreement, dated February 26, 2010, between Beijing Novel-Super Digital TV Technology Co., Ltd. and Beijing Shi Xun Hu Lian Technology Co., Ltd.

4.51(5)	Shareholders’ Agreement, dated December 1, 2010, between Beijing Super TV Co., Ltd. and Beijing Yuewu Yuntian Software Technology Co., Ltd.

4.52(5)	Shareholders’ Agreement, dated April 29, 2011, between Beijing Super TV Co., Ltd. and Beijing Ying Zhi Cheng Technology Co., Ltd.

4.53(5)	2010 Stock Incentive Plan of China Digital TV Holding Co., Ltd.

4.54(6)	Loan Agreement, dated July 11, 2011, between Lei Zhang and Beijing Super TV Co., Ltd.

4.55(6)	Loan Agreement, dated July 11, 2011, between Tianxing Wang and Beijing Super TV Co., Ltd.

4.56(6)	Loan Agreement, dated July 11, 2011, between Wenjun Wang and Beijing Super TV Co., Ltd.

4.57(6)	Capital Increase and Equity Transfer Agreement, dated July 11, 2011, between Junming Wu, Lei Zhang, Shizhou Shen, Wenjun Wang, Tianxing Wang and Beijing Novel-Super Digital TV Technology Co., Ltd.

Number	Description of Exhibit

4.58(6)	Power of Attorney, dated July 11, 2011, of Lei Zhang.

4.59(6)	Power of Attorney, dated July 11, 2011, of Shizhou Shen.

4.60(6)	Power of Attorney, dated July 11, 2011, of Tianxing Wang.

4.61(6)	Power of Attorney, dated July 11, 2011, of Wenjun Wang.

4.62(6)	Share Pledge Agreement, dated July 11, 2011, between Lei Zhang and Beijing Super TV Co., Ltd.

4.63(6)	Share Pledge Agreement, dated July 11, 2011, between Shizhou Shen and Beijing Super TV Co., Ltd.

4.64(6)	Share Pledge Agreement, dated July 11, 2011, between Tianxing Wang and Beijing Super TV Co., Ltd.

4.65(6)	Share Pledge Agreement, dated July 11, 2011, between Wenjun Wang and Beijing Super TV Co., Ltd.

4.66(6)	Written Undertaking, dated November 22, 2011, among Beijing Super TV Co., Ltd., Beijing Novel-Super Digital TV Technology Co., Ltd., Lei Zhang, Shizhou Shen, Wenjun Wang and Tianxing Wang.

4.67(6)	Power of Attorney, dated January 16, 2012, of Lei Zhang.

4.68(6)	Power of Attorney, dated January 16, 2012, of Shizhou Shen.

4.69(6)	Power of Attorney, dated January 16, 2012, of Tianxing Wang.

4.70(6)	Power of Attorney, dated January 16, 2012, of Wenjun Wang.

4.71(6)	Share Pledge Agreement, dated January 16, 2012, between Lei Zhang and Beijing Super TV Co., Ltd.

4.72(6)	Share Pledge Agreement, dated January 16, 2012, between Shizhou Shen and Beijing Super TV Co., Ltd.

4.73(6)	Share Pledge Agreement, dated January 16, 2012, between Tianxing Wang and Beijing Super TV Co., Ltd.

4.74(6)	Share Pledge Agreement, dated January 16, 2012, between Wenjun Wang and Beijing Super TV Co., Ltd.

4.75(6)	Supplemental Agreement to Loan Agreements, dated January 16, 2012, among Beijing Super TV Co., Ltd., Lei Zhang, Shizhou Shen, Wenjun Wang and Tianxing Wang.

4.76(6)	Supplemental Agreement, dated February 9, 2012, among Beijing Super TV Co., Ltd., Beijing Novel-Super Digital TV Technology Co., Ltd., Lei Zhang, Shizhou Shen, Wenjun Wang and Tianxing Wang.

4.77(6)	Cooperation Termination Agreement, dated November 9, 2011, between Dongguan SuperTV Video Info Co., Ltd. and the Dongguan branch of the Guangdong Broadcasting TV Network Co., Ltd.

Number	Description of Exhibit

4.78(6)	Capital Increase Agreement, dated May 24, 2011, among Beijing Super TV Co., Ltd., Beijing Novel-Super Digital TV Technology Co., Ltd., Ying Zhi Cheng Technology Co., Ltd. and Beijing Joysee Technology Co., Ltd.

4.79(6)	First Amendment to First Amended and Restated Shareholders Agreement of China Digital TV Holding Co., Ltd., dated June 14, 2011, among China Digital TV Technology Co., Ltd., Beijing Novel-Super Digital TV Technology Co., Ltd., China Cast Investment Holdings Limited, SB Asia Infrastructure Fund L.P., Capital International Private Equity Fund IV, L.P., CGPE IV, L.P. and certain other shareholders.

4.80(7)	China Digital TV Holding Co., Ltd. 2012 Stock Incentive Plan

4.81(7)	Second Supplemental Agreement to Loan Agreement, dated April 12, 2013, between Beijing Super TV Co., Ltd. and Tianxing Wang.

8.1	List of Subsidiaries of China Digital TV Holding Co., Ltd.

11.1(1)	Code of Business Conduct and Ethics of China Digital TV Holding Co., Ltd.

12.1	CEO Certification pursuant to Rule 13a - 14(a).

12.2	CFO Certification pursuant to Rule 13a - 14(a).

13.1	CEO Certification pursuant to Rule 13a - 14(b).

13.2	CFO Certification pursuant to Rule 13a - 14(b).

23.1	Consent of Deloitte Touche Tohmatsu Certified Public Accountants LLP

23.2	Consent of Han Kun, PRC Lawyers.

101.INS(8)	XBRL Instance Document

101.SCH(8)	XBRL Taxonomy Extension Schema Document

101.CAL(8)	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF(8)	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB(8)	XBRL Taxonomy Extension Label Linkbase Document

101.PRE(8)	XBRL Taxonomy Extension Presentation Linkbase Document

††	Portions of the agreement have been omitted pursuant to a confidential treatment request and have been filed with the SEC separately with a confidential treatment request.
(1)	Previously filed as an exhibit to the Registration Statement on Form F-1 (File No. 333-146072) of China Digital TV Holding Co., Ltd. and incorporated herein by reference thereto.
(2)	Previously filed as an exhibit to the annual report on Form 20-F (File No. 001-33692) of China Digital TV Holding Co., Ltd. filed with the SEC on June 18, 2008 and incorporated herein by reference thereto.
(3)	Previously filed as an exhibit to the annual report on Form 20-F (File No. 001-33692) of China Digital TV Holding Co., Ltd. filed with the SEC on May 20, 2009 and incorporated herein by reference thereto.
(4)	Previously filed as an exhibit to the annual report on Form 20-F (File No. 001-33692) of China Digital TV Holding Co., Ltd. filed with the SEC on April 30, 2010 and incorporated herein by reference thereto.
(5)	Previously filed as an exhibit to the annual report on Form 20-F (File No. 001-33692) of China Digital TV Holding Co., Ltd. filed with the SEC on May 12, 2011 and incorporated herein by reference thereto.

(6)	Previously filed as an exhibit to the annual report on Form 20-F (File No. 001-33692) of China Digital TV Holding Co., Ltd. filed with the SEC on April 17, 2012 and incorporated herein by reference thereto.
(7)	Previously filed as an exhibit to the annual report on Form 20-F (File No. 001-33692) of China Digital TV Holding Co., Ltd. filed with the SEC on April 16, 2013 and incorporated herein by reference thereto.
(8)	Pursuant to Rule 406T of Regulation S-T, these interactive data file exhibits are not deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, or otherwise subject to the liability of that section.