Form 20-F
period 2014-12-31
China Digital TV Holding Co., Ltd.
filed 2015-04-28
CIK 1405503

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2014

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

As of December 31, 2014, 59,705,570 ordinary shares, par value US$0.0005 per share, were issued and outstanding.

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

INTRODUCTION

Except where the context otherwise requires and for purposes of this annual report only:

•	“ADSs” refers to our American depositary shares, each of which represents one ordinary share of CDTV Holding;

•	“ADRs” refers to American depositary receipts, which, if issued, evidence our ADSs;

•	“CA systems” refers to conditional access systems provided to the PRC’s digital television market, which consist of: (1) smart cards that are inserted into set-top boxes at the subscriber’s end or terminal end; (2) software installed at the digital television network operator’s transmission point, or head end; and (3) software for set-top boxes, enabling digital television network operators to control the distribution of content and value-added services to their subscribers and block unauthorized access to their networks;

•	“China” or the “PRC” refers to the People’s Republic of China, excluding, for the purposes of this annual report, Hong Kong, Macau and Taiwan;

•	“RMB” or “Renminbi” refers to the legal currency of China;

•	“U.S.” or “United States” refers to the United States of America;

•	“U.S. dollars” or “US$” refers to the legal currency of the United States; and

•	“U.S. GAAP” refers to generally accepted accounting principles in the United States.

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

FORWARD-LOOKING STATEMENTS

This annual report contains forward-looking statements, within the meaning of Section 27A of the Securities Act of 1933, as amended, or the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act, with respect to our business, operating results and financial condition as well as our current expectations, assumptions, estimates and projections about our industry. All statements other than statements of historical fact in this annual report are forward-looking statements. These forward-looking statements can be identified by words or phrases such as the words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “plan,” “may,” “is/are likely to,” “should,” “will” and similar expressions. These forward-looking statements include, without limitation, statements relating to:

•	changes in technology standards in the digital television broadcasting industry and our ability to adapt to these changes;

•	our expectations regarding demand for our products and services;

•	our ability to develop new products and services, and expand our sales and distribution network and other aspects of our operations;

•	expected changes in our revenues and cost and expense items;

•	our expectation regarding the financial performance of Beijing Super TV Co., Ltd., or Super TV;

•	our ability to continue to operate as a going concern after the completion of the planned sale of Super TV;

•	our ability to maintain our listing on the New York Stock Exchange, or the NYSE, after the completion of the planned sale of Super TV;

•	our ability to effectively protect our intellectual property rights as well as not infringe on the intellectual property rights of others;

•	the competitiveness of our products and services;

•	the level of competition in the CA systems market;

•	government policies and regulations relating to the digital television broadcasting industry, the CA systems industry and other areas relevant to our business activities;

•	any significant changes to the PRC government’s ongoing digitalization program;

•	general economic and business conditions in the PRC and elsewhere;

•	our future business development and economic performance;

•	our future business development plans and strategic initiatives; and

•	the future expansion of the PRC digital television broadcasting market, and factors driving that growth.

These forward-looking statements involve various risks and uncertainties. These forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual results may differ materially from the information contained in the forward-looking statements as a result of a number of factors, including, without limitation, the risk factors set forth in “Item 3. Key Information—D. Risk Factors” and the following:

•	general economic and business conditions in the PRC and elsewhere;

•	governmental, statutory, regulatory or administrative initiatives affecting us;

•	trends in the PRC’s digital television broadcasting industry, including the continued progress of digitalization in the PRC and the continued growth of digital television network operators;

•	the financial performance of Super TV in the Covered Period (as defined below);

•	future profitability of our remaining business and operations;

•	exchange rate fluctuations between the Renminbi and other currencies; and

•	the availability of qualified management and technical personnel.

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

PART I

Item 1.	Identity of Directors, Senior Management and Advisors

Not Applicable.

Item 2.	Offer Statistics and Expected Timetable

Not Applicable.

Item 3.	Key Information

A.	Selected Financial Data

Our Selected Consolidated Financial Data

The following selected consolidated financial data should be read in conjunction with “Item 5. Operating and Financial Review and Prospects” and our audited consolidated financial statements and the notes thereto included elsewhere in this annual report on Form 20-F. The selected consolidated statement of operations data for the years ended December 31, 2012, 2013 and 2014, and the selected consolidated balance sheet data as of December 31, 2013 and 2014 set forth below are derived from our audited consolidated financial statements included elsewhere in this annual report. The selected consolidated statement of operations data for the years ended December 31, 2010 and 2011 and the selected historical consolidated balance sheet data as of December 31, 2010, 2011 and 2012 set forth below are derived from our audited consolidated financial statements which are not included in this annual report.

Our audited historical consolidated financial statements have been prepared and presented in accordance with U.S. GAAP.

Our historical results for any prior period do not necessarily indicate our results to be expected for any future period.

	For the years ended December 31,
	2010		2011		2012		2013		2014
	(In thousands of U.S. dollars, except share and per share data)
Consolidated Statements of Operations Data:
Revenues
Products	US$	82,518	US$	95,162	US$	85,319	US$	82,926	US$	73,520
Services		5,225		5,378		4,925		5,521		9,423

Total revenues		87,743		100,540		90,244		88,447		82,943
Business and related taxes		(620)		(1,445)		(1,501)		(1,283)		(1,410)

Net revenues		87,123		99,095		88,743		87,164		81,533
Cost of revenues
Products		15,148		16,100		16,880		17,009		13,845
Services		3,040		3,027		3,952		4,652		4,384

Total cost of revenues		18,188		19,127		20,832		21,661		18,229
Gross profit		68,935		79,968		67,911		65,503		63,304

Total operating expenses		25,325		35,240		40,452		44,167		42,088
Income from operations		43,610		44,728		27,459		21,336		21,216
Interest income		5,294		6,810		6,318		1,901		1,312
Interest expense		—		(1,452)		(739)		—		—
Gain/(loss) from forward contracts		—		404		(690		—		—
Impairment loss on long-term investments		(5,000)		—		(4,487)		—		—
Other (expense)/income		(92)		594		549		534		3,069
Income before income taxes		43,812		51,084		28,410		23,771		25,597
Income tax expense		10,250		9,762		22,232		727		6,373
Net income before loss from equity method investments		33,562		41,322		6,178		23,044		19,224
Loss from equity method investments, net of income taxes		(151)		(1,052)		(640)		(468)		(59)
Net income		33,411		40,270		5,538		22,576		19,165
Net loss attributable to noncontrolling interest		(10)		(730)		(1,389)		(1,832)		(1,725)
Net income attributable to holders of ordinary shares	US$	33,421		41,000		6,927		24,408		20,890
Earnings per share data:
Net income per ordinary share—basic	US$	0.57		0.70		0.12		0.41		0.35
Net income per ordinary share—diluted	US$	0.57		0.69		0.12		0.41		0.34
Weighted average shares used in calculating basic net income per share—ordinary shares		58,313,467		58,934,912		59,011,396		59,111,594		59,369,708
Weighted average shares used in calculating diluted net income per share		58,779,027		59,075,466		59,092,804		59,176,457		61,716,779
Consolidated Balance Sheet Data:
Cash and cash equivalents	US$	148,944		201,557		130,697		79,085		62,042
Total assets		273,642		321,338		193,565		148,806		139,111
Total liabilities		94,622		111,016		110,402 *		37,834		37,084
Total China Digital TV Holding Co., Ltd. shareholders’ equity		178,500		206,442		80,458 *		110,036		101,462
Noncontrolling interest		520		3,880		2,705		936		565
Total liabilities and equity	US$	273,642		321,338		193,565		148,806		139,111

*	The amount reflects an adjustment to dividend payable included in total liabilities and additional paid-in capital included in equity, respectively, in the amount of US$971,377 to the amount reported in our unaudited financial results for the three months and full year ended December 31, 2012 announced on February 26, 2013 to rectify an error.

Exchange Rate Information

Our business is primarily conducted in China and substantially all of our revenues are denominated in Renminbi. We present our historical consolidated financial statements in U.S. dollars. In addition, solely for the convenience of the reader, this annual report contains translations of certain Renminbi amounts into U.S. dollars at specific rates. For January 1, 2010 and all later dates and periods, the exchange rate refers to the exchange rate as set forth in the H.10 statistical release of the Federal Reserve Board. Unless otherwise indicated, conversions of Renminbi into U.S. dollars in this annual report are based on the exchange rate on December 31, 2014. We make no representation that any Renminbi amounts could have been, or could be, converted into U.S. dollars or vice versa, as the case may be, at any particular rate, the rates stated below, or at all. For a detailed explanation of the risk of currency rate fluctuations, please see “Item 3. Key Information—D. Risk Factors—Risks Relating to the People’s Republic of China—Fluctuations in exchange rates could result in foreign currency exchange losses.” The PRC government imposes controls over its foreign currency reserves in part through direct regulation of the conversion of Renminbi into foreign exchange and through restrictions on foreign trade.

On April 24, 2015, the daily exchange rate reported by the Federal Reserve Board was RMB6.1930 to US$1.00. The following table sets forth additional information concerning exchange rates between Renminbi and U.S. dollars for the periods indicated. These rates are provided solely for your convenience and are not necessarily the exchange rates that we use in this annual report or will use in the preparation of our future periodic reports or any other information to be provided to you.

	RMB per US$1.00
	High	Low
October 2014	6.1385	6.1107
November 2014	6.1429	6.1117
December 2014	6.2256	6.1490
January 2015	6.2535	6.1870
February 2015	6.2695	6.2399
March 2015	6.2741	6.1955
April 2015 (through April 24, 2015)	6.2152	6.1927

The following table sets forth the average exchange rates between Renminbi and U.S. dollars for each of 2010, 2011, 2012, 2013 and 2014 calculated by averaging the exchange rates on the last day of each month during each of the relevant years.

Average Exchange Rate

RMB per US$ 1.00
2010	6.7603
2011	6.4475
2012	6.2990
2013	6.1412
2014	6.1704

B.	Capitalization and Indebtedness

Not Applicable.

C.	Reasons for the Offer and Use of Proceeds

Not Applicable.

D.	Risk Factors

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

CA systems vendors in more mature digital television markets, such as the United States and Europe, derive revenues not only from the purchase of new CA systems by television network operators who are switching from analog to digital transmissions, but also from the purchase of new and replacement smart cards, system upgrades and new value-added services by existing customers. In the PRC, however, cable television network operators are still in the process of purchasing CA systems and introducing digital content and services to their subscribers. To date, none of our customers has made a follow-on purchase for system upgrades or card replacements. As a result, the success of our business depends primarily on our ability to attract a continuing stream of customers who are switching from analog to digital transmission. As the digitalization process in the PRC continues, the number of cable television network operators who have not switched from analog to digital transmission, who are the prospective customers of our CA systems, has been decreasing significantly. According to GL Research, an independent market research firm, the digitalization rate of PRC cable television users has reached 80.72% as of November 30, 2014. If we are unable to continue attracting sufficient numbers of such customers, or to develop a significant additional source of recurring revenues, our revenues and profitability may be materially reduced and our prospects may suffer.

Changes in the regulatory environment and government policies of the PRC could have a material adverse effect on our business, financial condition and results of operations.

Strong PRC government support has been a significant driver of the PRC television broadcasting industry’s transition from analog to digital transmission. Although the PRC government has set a target for substantially all cable television networks to switch to digital transmissions in the urban areas, we cannot assure you that the government will not change or adjust its digitalization policies at any time, including canceling or relaxing the target for completing such digitalization. If the digitalization process in the PRC were to be slowed down or otherwise adversely affected by any government action or inaction, we may not be able to develop a broader customer base or attract new business from existing customers, and our growth and prospects would be materially and adversely affected.

Furthermore, the television broadcasting industry in the PRC is highly regulated. Government regulations with respect to television broadcasting content, the amount and content of advertising, the pricing of pay-television subscriptions, the role of private-sector investment and the role of foreign investment significantly influence the business strategies and operating results of our customers. For example, the PRC State Administration of Press, Publication, Radio, Film and Television (formerly, the PRC General Administration of Press and Publication and the PRC State Administration of Radio, Film and Television), or the SAPPRFT, issues licenses without which our customers cannot operate, and may withdraw such licenses for violation of its regulations. Among other things, the SAPPRFT must approve the creation of new premium content channels and has the power to order television network operators to stop airing programs or advertising that it considers illegal or inappropriate. Any adverse government actions against television network operators could, in turn, cause us to lose existing or potential customers.

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

Television network operators who purchase and install our CA systems head-end software generally purchase our smart cards in batches over a period of several months to several years as they roll out digital services to their subscribers in stages. Substantially all of our revenues are derived from the sale of smart cards to customers who are engaged in such service roll-outs. However, certain television network operators have in the past installed our CA systems head-end software and subsequently failed to purchase sufficient quantities of our smart cards. Factors that may cause a television network operator to suspend or halt its digitalization using our products include, but are not limited to, changes in such television network operator’s management priorities or financial position, and a decision by such television network operator to carry out digitalization using the CA systems of a competitor.

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

The revenues generated by our top five customers for a particular year as a percentage of our total revenues increased from 23.5% in 2010 to 26.9% in 2014. We currently still derive, and we expect to continue to derive, a significant portion of our revenues from a limited number of customers, although the particular customers may vary from period to period. As digital cable television systems are still at the developing stage in the PRC, the largest shipments of smart cards tend to be to operators who are launching new digital transmission systems and need to purchase in bulk for their established networks. If a customer significantly reduces the volume of its purchases from us, defers or cancels orders or terminates its relationship with us, our revenues and net income could decline significantly and, as a result, our financial condition and results of operations could be materially and adversely affected.

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

In addition to our CA systems, the secured transmission of digital television programming also relies on certain other software and hardware components, such as set-top boxes supplied by other vendors, used by our customers’ digital television networks. A security breach of any of these other software and hardware components could result in unauthorized access to the television networks of our customers. For example, in November 2007, it was discovered that an individual located in the city of Daqing in Heilongjiang Province had provided shared access to the local digital television network to over 100 other persons without authorization by hacking into certain set-top boxes used on that network, which do not have advanced security features due to cost considerations. We believe we are not liable for such security breach of software or hardware components that are supplied by other vendors under the terms of our contractual arrangements. However, our business, financial condition and results of operations could still be materially and adversely affected if these security breaches result in the affected television network operators having difficulty recruiting new subscribers or retaining existing subscribers. Furthermore, as our CA systems are used on the affected networks, our reputation could also be severely harmed by being associated with such security breaches on our customers’ networks.

We generally do not have long-term contracts with suppliers of computer chips or the companies that manufacture our smart cards. If any of our computer chip suppliers or smart-card manufacturers is unable to fulfill our orders in time or at all, we may be unable to deliver smart cards to our customers.

As a general matter, we do not have long-term contracts with our suppliers. We purchase substantially all of the computer chips that are used in our smart cards from two suppliers, STMicroelectronics, or STM, and Infineon Technologies AG, or Infineon. In addition, we have arrangements with a number of smart-card manufacturers, including China Electronics Smart Card Co., Ltd., or China Electronics, the China Sciences Group and Beijing Sanyou Hengrui Technology Co., Ltd., to embed the computer chips into plastic cards. We typically place purchase orders with our computer chip and smart card suppliers as needed to meet our customers’ demand. Our computer chip and smart card suppliers are generally not under any contractual obligation to accept our purchase orders or fulfill them within our desired time frame. However, we currently maintain a one-year contract with each of the manufacturers that requires them to fulfill our orders in accordance with an agreed schedule. Any significant delay or failure by any of our suppliers or manufacturers to fulfill our orders for computer chips or smart cards could force us to obtain computer chips or smart cards from alternative sources at a higher cost, which would reduce our operating margins, or could prevent us from delivering smart cards in the required quantities to our customers on a timely basis. Any such failure by us could have a material adverse effect on our reputation and ability to retain customers, as well as our business, financial condition and results of operations, and may also subject us to claims for compensation from our customers.

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

Our future success depends heavily on the continued service of our key executives. In particular, we rely on the expertise and experience of Dr. Zengxiang Lu, chairman of our board of directors and our chief executive officer, and Jianhua Zhu, member of our board of directors, in our business operations and technology development efforts, and on their relationships with the regulatory authorities, our customers, our suppliers and our employees. If any of them becomes unable or unwilling to continue in their present positions, or if they join a competitor or form a competing company, we may not be able to replace them easily, our business may be significantly disrupted and our business, financial condition and results of operations may be materially and adversely affected. We do not currently maintain key-man insurance for any of our key personnel. Furthermore, our future success depends heavily upon our ability to recruit and retain experienced technical and engineering staff. There is substantial competition for qualified technical personnel from other companies in our industry as well as from businesses outside our industry, and we may not be successful in retaining technical and engineering employees and recruiting new ones. If we are unsuccessful in our recruitment and retention efforts, our business and prospects may be materially and adversely affected.

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

The applicable PRC regulations generally require a company that engages in the production and sale of encryption products to obtain two licenses, one for the production of encryption products and the other for the sale and distribution of encryption products, and the implementation rules for issuing these two licenses were promulgated in December 2005. Under these regulations and implementation rules, a company generally is only allowed to produce and/or sell encryption products that use algorithms designated by the encryption authority and such products shall also be certified by the encryption authority. In addition, these regulations and implementation rules also require a company to obtain prior approval from the encryption authority for the export of encryption products. The encryption authority initially designated permitted algorithms for CA systems in 2007 and a final and official designation remains pending. Like many other vendors of CA systems in the PRC, N-S Digital TV has been producing and selling CA systems using algorithms other than those initially designated by the encryption authority. We understand that, in practice, the PRC government has allowed a transition period, of a duration yet to be determined at its sole discretion, for vendors of CA systems to comply with this requirement to use the algorithms to be finally and officially designated by the government. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulation of Encryption Industry.” N-S Digital TV has engaged in the production and sale of encryption products since its establishment in May 2004, but it did not obtain the license for the production of encryption products until June 2006 and the license for the sale of encryption products until September 2008. In December 2008 and February 2009, certain CA system products we developed by using the algorithms designated by the encryption authority were certified by the encryption authority. However, we have not decided when N-S Digital TV will produce and sell those products using the designated algorithms, and various factors, in addition to the permissible transition period for adoption, will affect this decision, including whether products using algorithms designated by the encryption authority will be generally accepted by the cable television industry (including CA system vendors and cable television operators). Furthermore, N-S Digital TV has engaged in the export of encryption products since 2010, but it did not obtain the prior approval from the encryption authority for such export. If N-S Digital TV fails to adopt the algorithms designated by the encryption authority for any of the CA systems products it produces and sells by the end of the transition period or at any time during the transition period at the request of the government, it may be required to discontinue the production and sale of its non-compliant CA systems. If the relevant PRC government authorities deem N-S Digital TV’s production of encryption products prior to June 2006, sale of encryption products prior to September 2008 or export of encryption products since 2010 to be in violation of the applicable regulations, they may impose sanctions against N-S Digital TV. These sanctions may include confiscation of income from non-compliant activities, fines of up to three times the amount of income from non-compliant activities and revocation of the licenses already issued. Imposition of such sanctions may result in material disruptions to our business operations, damage to our reputation and significant financial losses.

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

In 2013 and 2014, we derived 11.0% and 7.9%, respectively, of our sales from outside the PRC. The international marketing, distribution and sale of our products expose us to a number of risks, including:

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

Failure to manage our growth or develop appropriate internal organizational structures, an effective internal control environment and risk monitoring and management systems in line with our growth could have a material adverse effect on our business and prospects.

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

We have identified a material weakness in our internal controls over financial reporting which could, if not remedied, result in material misstatements in our financial statements.

We are subject to the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act. Section 404 of the Sarbanes-Oxley Act requires that we include a report of management on our internal controls over financial reporting in our annual report on Form 20-F. In addition, our independent registered public accounting firm must report on the effectiveness of our internal controls over financial reporting.

Although we have concluded that our consolidated financial statements as of and for the year ended December 31, 2014 present fairly, in all material respects, the financial position, results of operations and cash flow of our company and its subsidiaries in conformity with generally accepted accounting principles, we have identified a material weakness in internal controls over financial reporting related to inadequate design and operating ineffectiveness of controls over a complex transaction. See “Item 15. Controls and Procedures” for further details. Under standards established by the Public Company Accounting Oversight Board, a material weakness is a deficiency, or combination of deficiencies, in internal controls over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis.

We have taken and/or plan to take measures to address the material weakness identified above. We are still in the process of enhancing our relevant controls over planned sale of Super TV and we will design and implement more robust financial reporting and management controls for complex and extraordinary transactions going forward. If our remedial measures are insufficient to address the material weakness, or if additional material weaknesses or significant deficiencies in our internal controls over financial reporting are discovered or occur in the future, our consolidated financial statements may contain material misstatements, and we could be required to restate our audited consolidated financial statements. This could cause investors to lose confidence in our reported financial information, harm our results of operations and lead to a significant decline in the trading price of our ADSs. Furthermore, ineffective internal controls over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from the stock exchange on which we list, regulatory investigations and sanctions.

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

Although we were not classified as a passive foreign investment company, or PFIC, in 2014, we had been classified as a PFIC in prior years, which could result in adverse United States federal income tax consequences to U.S. holders of our ADSs and may result in additional adverse United States Federal income tax consequences to such holders in subsequent years.

Based on analyses of our income and the value of our assets, we believe we were not a PFIC for the taxable year ended December 31, 2014 for U.S. federal income tax purposes. However, because we may have substantial passive assets in the form of cash and cash equivalents, among others, we provide no assurance that we will not be classified as a PFIC for the taxable year ending December 31, 2015 or future taxable years, as PFIC status is tested each year and depends on our assets and income in such year. Our PFIC status for the current taxable year 2015 will not be determinable until after the close of the taxable year ending December 31, 2015.

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

In general, a U.S. holder that owns our ADSs or shares in a year in which we are a PFIC will continue to be treated as owning stock of a PFIC even if we do not satisfy either of the above tests for being classified as a PFIC in a future year unless such U.S. holder makes certain elections. Accordingly, even though we did not satisfy those tests for being classified as a PFIC for the year ended December 31, 2014, U.S. holders that previously acquired our ADSs in a year when we were a PFIC may continue to be treated as owning stock in a PFIC.

In any taxable year in which we are classified as a PFIC or you are treated as owning stock in a PFIC, and you are a U.S. holder of our ADSs or shares, unless you make a mark-to-market election, you will generally be taxed at higher ordinary income rates, rather than lower capital gain rates, if you dispose of our ADSs or shares for a gain, even if we are not a PFIC in the year of disposition. In addition, a portion of the tax imposed on your gain would be increased by an interest charge if you dispose of our ADSs or shares in a year after the first year in which we were treated as a PFIC that you hold our ADSs or shares. Similar treatment would apply if you receive distributions from us that are characterized as “excess distributions.” Moreover, you will not be able to benefit from any preferential tax rate with respect to any dividend distribution that you may receive from us in a year in which we are a PFIC or in the following year. Finally, you will also be subject to special United States federal income tax reporting requirements. For more information on the United States federal income tax consequences to you that would result from our classification as a PFIC, including the consequences of making a mark-to-market election, see “Item 10. Additional Information—E. Taxation—United States Federal Income Taxation—PFIC Rules.” You should consult your tax advisor regarding the application of the PFIC rules to your investment in our ADSs or shares.

Our bank accounts are not fully insured or similarly protected against loss.

As of December 31, 2014, approximately 93.5% of our bank deposits were placed with three commercial banks in the PRC. Applicable PRC laws did not require that banks provide deposit insurance or similar protections to depositors in the PRC until the State Council promulgated the Regulations on Deposit Insurance in February 2015, which will become effective on May 1, 2015. The maximum reimbursement limit for all the principal and interest of the deposits in all the insured deposit accounts opened by one depositor with one insured bank is currently set at RMB500,000, which amount may be adjusted by the competent government authorities. As a result, our bank accounts with deposits in excess of RMB500,000 are not fully insured or similarly protected. If a commercial bank with which we have placed our cash deposits becomes insolvent, or if we are otherwise unable to withdraw funds, we may be unable to recover the cash on deposit with that bank for amounts in excess of RMB500,000. As a result, our liquidity and cash flows, as well as financial condition and results of operations, could be materially and adversely affected.

If the PRC government determines that N-S Digital TV is a vendor of non-PRC CA systems by virtue of it being a subsidiary of a foreign-invested company, we could face difficulty selling our CA systems in the PRC.

SAPPRFT policy requires any cable television network operator who uses a non-PRC CA system to install a parallel PRC CA system. Under this policy, vendors of non-PRC CA systems may sell only to cable network operators who have already installed a PRC CA system or who are willing to purchase a parallel PRC CA system. This may result in a competitive disadvantage for vendors of non-PRC CA systems relative to vendors of PRC CA systems. Such policy does not expressly indicate whether the CA systems produced by a foreign-invested company incorporated in the PRC, such as our subsidiary Super TV, or a subsidiary of a foreign invested company incorporated in the PRC, such as our subsidiary N-S Digital TV, fall into the category of non-PRC CA systems. In light of the above, at the time of the Company’s initial public offering, we established and controlled, through contractual arrangements, N-S Digital TV to conduct our CA system business and obtained the license for the production and sales of commercial encryption products required for our business. In order to consummate the sale of Super TV to Tongda Venture Capital Co., Ltd., or Tongda Venture, and meet the approval requirements of the China Securities Regulatory Commission, or CSRC, that, among other things, require that the assets of a China-listed company generally be held and owned by it or its subsidiaries while the contractual arrangements may not be accepted, our contractual arrangements with N-S Digital TV and its nominee shareholders were terminated, and the 100% equity interest in N-S Digital TV formerly held by the nominee shareholders was transferred to Super TV in June 2014. As a result, N-S Digital TV has become Super TV’s subsidiary, a subsidiary of a foreign-invested company.

There are substantial uncertainties regarding the interpretation and application of the above-described PRC government policy and relevant PRC laws, rules and regulations. The PRC government may determine that N-S Digital TV is a vendor of non-PRC CA systems by virtue of it being a subsidiary of a foreign-invested company. In such case, cable network operators may cancel their orders for our CA systems to avoid being required to install a parallel PRC CA system, and we may also lose potential customers who are not willing, or have no plan, to install a parallel PRC CA system for economic or other reasons. As a result, our business, financial condition and results of operations could be materially and adversely affected.

The structure for operating our business may result in the relevant PRC government regulators revoking or refusing to renew N-S Digital TV’s licenses for the production and sale of commercial encryption products, or refusing to issue any other license required to engage in an encryption-related business.

Our CA systems business uses encryption technology and thus is required by relevant PRC laws, rules and regulations to obtain licenses to produce and sell commercial encryption products. Although foreign-invested enterprises incorporated in the PRC, such as our subsidiaries Super TV and N-S Digital TV, are not expressly prohibited from conducting a business that uses encryption technology, the PRC encryption authority has generally taken a restrictive approach towards foreign participation in the PRC encryption industry. N-S Digital TV, our wholly-owned subsidiary through which we conduct our CA systems business, has obtained licenses to produce and sell commercial encryption products as required for our business. If the PRC encryption authority determines that our control over N-S Digital TV is contrary to its generally restrictive approach towards foreign participation in the PRC encryption industry, we cannot assure you that the PRC encryption authority will not reconsider N-S Digital TV’s eligibility to hold the licenses to produce and sell commercial encryption products. The PRC encryption authority may revoke, or refuse to renew, N-S Digital TV’s licenses to produce and sell commercial encryption products, or refuse to grant any other encryption-related license that may be required for our business in the future. If that were to happen, we might have to discontinue all or a substantial portion of our business pending the reissuance, extension or issuance of the required license. In addition, we might have to restructure our operations in order to have such licenses reissued, extended or issued. As a result, our business, financial condition and results of operations could be materially and adversely affected.

Certain of our existing shareholders have substantial influence over our company and their interests may not be aligned with the interests of our other shareholders.

As of March 31, 2015, our two largest shareholders and key executives, namely Dr. Zengxiang Lu and Jianhua Zhu, beneficially owned a total of approximately 34.73% of our outstanding shares. Accordingly, they will have significant influence in determining the outcome of any corporate transaction or other matter submitted to the shareholders for approval, including mergers, consolidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions. They will also have the power to prevent or cause a change in control. In addition, without the consent of these shareholders, we could be prevented from entering into transactions that could be beneficial to us. These shareholders may cause us to take actions that are opposed by other shareholders as the interests of these shareholders may differ from the interests of our other shareholders. See “Item 7. Major Shareholders and Related Party Transactions” for more information regarding the share ownership of our officers, directors and significant shareholders.

Risks Relating to the Planned Sale of Super TV

The sale of Super TV may not be completed if the parties fail to obtain applicable regulatory approvals or satisfy other closing conditions, or otherwise, and the parties’ ability to realize anticipated benefits of the transaction may be impaired by any requirements, limitations, costs or restrictions that regulatory authorities may impose.

There will be uncertainties in completing the sale of Super TV, which remains subject to conditions precedent involving approvals by the relevant regulatory authorities, including without limitation, the CSRC and the PRC Ministry of Commerce, or the MOFCOM. See “Item 4. Information on the Company—A. History and Development of the Company—Capital Expenditures and Divestitures—Conditions to Closing.” The completion of the private placement, or the Private Placement, by Tongda Venture to fund the consideration in connection with the sale of Super TV, or the Consideration, is also subject to regulatory clearance. The transaction is expected to be subject to close scrutiny by the regulatory authorities amid increasingly stringent standards for similar transactions. There is no assurance that these approvals or regulatory clearance will be obtained within an expected timeframe, or at all. The transaction will terminate if it has not been completed by December 31, 2015.

Additionally, as a condition to their approval of the transaction, regulatory authorities may impose requirements, limitations or costs or require amendments to the terms and conditions of the transaction. If the parties were to agree to these requirements, limitations, costs, or restrictions, the ability to realize the anticipated benefits of the transaction may be impaired.

We are obligated to compensate Tongda Venture if Super TV, the divested business, does not perform as projected.

Under the terms of the profit compensation agreement as part of the agreement to transfer the entire equity interest in Super TV to Tongda Venture, or the Profit Compensation Agreement, in the event that net profit (before or after adjustment for non-recurring gains and losses, whichever is less) of Super TV in any of 2014, 2015 and 2016, or the Covered Period, is less than the profit target (being RMB190.10 million, RMB283.67 million and RMB340.66 million for 2014, 2015 and 2016, respectively), Golden Benefit Technology Limited, or Golden Benefit (a wholly-owned subsidiary incorporated in Hong Kong), will be obligated to compensate Tongda Venture for the deficiencies by transferring its shares in Tongda Venture back to Tongda Venture and/or cash, based on a pre-determined formula. At the end of the Covered Period, if there is an impairment loss of Super TV and if the amount of such impairment loss is greater than the aggregate compensation already paid by Golden Benefit during the Covered Period, Golden Benefit shall be obligated to compensate Tongda Venture for such difference, in cash or by transferring its shares in Tongda Venture back to Tongda Venture. Compensation payable in aggregate under the Profit Compensation Agreement shall be subject to a cap equal to the amount of the Consideration.

China Digital TV provides a joint and several guarantee of Golden Benefit’s obligations under the Profit Compensation Agreement. See “Item 4. Information on the Company—A. History and Development of the Company—Capital Expenditures and Divestitures—Profit Compensation Scheme.”

If Super TV fails to meet the profit targets during the Covered Period or there is any impairment loss at the end of the Covered Period, the worst-case scenario under the Profit Compensation Agreement would result in Golden Benefit being obligated to return the entire amount of the Consideration to Tongda Venture. Such amount would exceed the net amount of consideration that Golden Benefit expects to receive from the sale of Super TV, because Golden Benefit is expected to pay PRC withholding tax at a rate of 10% on the gains of Golden Benefit on the sale of Super TV, which equals the consideration minus the original investment cost, subject to the final assessment by PRC tax authorities. In the event we have to return a portion or all of the Consideration as such compensation, our financial position, liquidity and results of operations may be materially and adversely affected and the value of your investment in our shares could be significantly diminished. If we are not able to fully settle such obligations due to our limited financial resources or otherwise, we could be subject to lawsuits or petitions for a voluntary or involuntary bankruptcy of our company.

We will not be able to control the business operations of Super TV after the consummation of the transaction, although we are obligated to compensate Tongda Venture if Super TV does not perform as projected.

As described above, we are obligated to compensate Tongda Venture if Super TV, the divested business, does not perform as projected.

The terms and conditions of the transaction provide that the board of directors and senior management of Super TV will remain unchanged following the sale of Super TV and within the Covered Period. It is anticipated that Tongda Venture and the board and the senior management of Super TV after the consummation of the transaction will continue to maximize the profitability of Super TV. However, as Tongda Venture is entitled to compensation from us in case Super TV fails to reach the profit targets, its interest is not fully aligned with ours in this regard. In addition, since Tongda Venture will be the sole shareholder of Super TV after the consummation of the transaction, we will not be able to control the business operations of Super TV to ensure the profit targets will be achieved.

We will be liable to Tongda Venture for a breach or violation of any representation, warranty, covenant or other obligation under the Share Transfer Agreement.

Golden Benefit has made certain representations, warranties and covenants under the share transfer agreement, or the Share Transfer Agreement. See “Item 4. Information on the Company—A. History and Development of the Company—Capital Expenditures and Divestitures—Representations and Warranties” and “Item 4. Information on the Company—A. History and Development of the Company—Capital Expenditures and Divestitures—Covenants.” If there is a breach of any representation, warranty, covenant or other obligation under the Share Transfer Agreement, Golden Benefit will be liable, and we will also be jointly and severally liable through the guarantee we provided under the Share Transfer Agreement. Significant claims by Tongda Venture may expose us to contingent liabilities and have a material adverse effect on our financial condition and results of operations. See “Item 4. Information on the Company—A. History and Development of the Company—Capital Expenditures and Divestitures—Event of Default.”

The businesses to be retained by us after the consummation of the transaction are significantly smaller than our current operations and still generate losses; we may not be able to rely on the retained businesses to sustain our business operations.

Following the sale of Super TV (which operates our CA, Screen Cross Multi-Screen Broadcasting Systems, or Screen Cross, formerly known as network broadcasting platform, and video-on-demand businesses) to Tongda Venture, our retained businesses (other than the approximately 17.24% equity interest in Tongda Venture, which will hold a 100% equity interest in Super TV) will primarily consist of Cyber Cloud, which was established in January 2011 and mainly engages in the research and development of cloud computing technology-based digital video delivery solutions.

We intend to further develop our retained businesses to sustain our business operations. However, given that these companies only have a short operating history, and we have no substantial track record of cooperating with television network operators or other third parties in providing new solutions and products, we may not be successful in doing so, and these businesses may not become profitable in the foreseeable future, or at all.

We may also maximize our profitability through further reducing corporate overhead costs. Because our business will be smaller following the sale of Super TV, we believe that there will be many ways in which corporate overhead costs can be significantly reduced. However, if we are not successful in fully implementing such cost reductions, our ability to increase our profitability may be impaired.

Our financial performance will be affected by that of Tongda Venture while we will not have control over Tongda Venture, and our influence over it will be limited.

Under the terms of the share subscription agreement, or the Share Subscription Agreement, Tongda Venture agrees to issue to Golden Benefit 77,294,685 new shares of Tongda Venture as part of the Consideration. As a result, Golden Benefit is expected to hold approximately 17.24% of the share capital of Tongda Venture, and the board of directors of Tongda Venture will be increased from six members to nine members, among whom Golden Benefit will be entitled to recommend for appointment two directors. These directors will be appointed as members of the Venture and Strategy Committee of Tongda Venture’s board of directors. In addition, Golden Benefit is entitled to recommend for appointment up to two senior management members of Tongda Venture to oversee the business related to Super TV. Moreover, only Cinda Investment Co., Ltd., or Cinda Investment, will hold a greater percentage of the share capital of Tongda Venture, and to our knowledge, all other shareholders are mutually independent.

Based on the above facts, we expect to account for this investment using the equity method. As this investment will constitute a material part of our assets, the operating results of Tongda Venture are expected to significantly affect our financial performance. Tongda Venture was founded in 1991 and is listed on the Shanghai Stock Exchange (Stock Code: 600647), and is mainly engaged in the business of developing and managing real estate properties, including residential communities, office buildings, and parking lots. Upon the consummation of the transaction, however, it is expected that its businesses will primarily comprise the CA, Screen Cross and video-on-demand businesses to be acquired from our company.

The financial performance of Tongda Venture may affect the financial condition of our Company, and we may have to incur impairment loss on this investment if the financial performance of Tongda Venture worsens significantly.

Furthermore, the consideration shares (with the aggregate value of RMB800 million), or the Consideration Shares, will be subject to a 36-month lock-up. During this lock-up period, we are prohibited from disposing of a portion or all of these shares even if it is commercially attractive to do so, and our ability to otherwise maximize the value of such shares is also significantly restricted.

In addition, prior to the Private Placement, Cinda Investment is the controlling shareholder of Tongda Venture and holds approximately 41.03% of the share capital of Tongda Venture; following the Private Placement, Cinda Investment will hold approximately 26.53% of the share capital of Tongda Venture. As Golden Benefit is expected to hold approximately 17.24% of the share capital of Tongda Venture following the completion of the sale of Super TV, we will not be able to control the operations of the business of Tongda Venture and our influence thereon is also limited.

Following the sale of Super TV, we may be deemed an investment company and subject to related requirements and restrictions under the U.S. Investment Company Act.

The regulatory scope of the U.S. Investment Company Act of 1940, as amended, or the Investment Company Act, which was enacted principally for the purpose of regulating vehicles for pooled investments in securities, generally extends to companies engaged primarily in the business of investing, reinvesting, owning, holding or trading in securities. However, the Investment Company Act may also be deemed to be applicable to a company that does not hold itself out to be an investment company but that, due to the nature of its financial holdings, may be deemed to fall within the definitional scope of an investment company under such Act.

Following the consummation of the transaction, China Digital TV will retain the business of Cyber Cloud and will hold approximately 17.24% of the share capital of Tongda Venture. At that time, the share capital of Tongda Venture will represent a majority of the assets of China Digital TV (excluding cash and cash equivalents) and, as a result, China Digital TV may be deemed an investment company. If China Digital TV is deemed to be an investment company, it may become subject to certain restrictions relating to its activities, including restrictions on the nature of its operations and the issuance of securities. In addition, the Investment Company Act imposes certain requirements on companies deemed to be within its regulatory scope, including registration as an investment company.

However, as we intend to, and our board of directors has authorized us to take actions so that we will, be engaged primarily, as soon as reasonably possible and in any event before the first anniversary of the consummation of the transaction, or the Rule 3a-2 period, in a business other than that of investing, reinvesting, owning, holding or trading in securities, we intend to rely upon Rule 3a-2 under the Investment Company Act to avoid being deemed an investment company during the Rule 3a-2 period.

In the event that it is determined that we are unable to rely on Rule 3a-2 under the Investment Company Act or that we are unable to be engaged primarily in a business other than that of investing, reinvesting, owning, holding or trading in securities prior to the first anniversary of the consummation of the transaction, compliance with the requirements and restrictions of the Investment Company Act would likely have a material adverse effect on us.

The sale of Super TV may have adverse consequences for U.S. taxable investors.

If Super TV was classified as a PFIC at any time during the holding period of a U.S. taxable investor, the sale of Super TV may cause such U.S. taxable investors to be subject to tax under the indirect disposition rules of the PFIC regime regardless of whether he or she receives any distributions in connection with the sale. See “Item 4. Information on the Company—A. History and Development of the Company—Capital Expenditures and Divestitures—Material U.S. Federal Income Tax Consequences.”

If we pay a cash dividend in connection with the sale of Super TV, U.S. taxable investors may be subject to adverse consequences under the PFIC regime.

Because we have been classified as a PFIC in prior years (although we do not believe we were a PFIC for the taxable year ended December 31, 2014), and we may be a PFIC in the taxable year ending December 31, 2015 as a result of the consummation of the sale of Super TV, U.S. taxable investors who receive distributions from us may be subject to adverse consequences under the PFIC regime. See “Item 4. Information on the Company—A. History and Development of the Company—Capital Expenditures and Divestitures—Material U.S. Federal Income Tax Consequences.”

Our ability to pay dividends is contractually restricted.

During the period from the valuation date, or June 30, 2014, to the closing date, or the date on which Tongda Venture is registered as the shareholder of Super TV, or the Transition Period, Golden Benefit covenants not to permit Super TV or any of its subsidiaries to, among other things, declare, set aside, make or pay any dividend or other distribution to shareholders (except for any dividend or other distribution already declared prior to the execution of the Share Transfer Agreement).

During the Covered Period, China Digital TV covenants not to make cash dividends out of the cash consideration (RMB2.4 billion), or the Cash Consideration, for an aggregate amount in excess of US$3.33 per share. Otherwise, in respect of any excess amount of cash dividends out of the Cash Consideration, China Digital TV shall pay an equal amount to Tongda Venture as earnest money to secure its obligations under the Profit Compensation Agreement. See “Item 4. Information on the Company—A. History and Development of the Company—Capital Expenditures and Divestitures—Covenants.”

Although such restrictions do not apply to any cash dividends paid out of the revenues generated through our retained businesses, our retained businesses are significantly smaller than the CA, Screen Cross and video-on-demand businesses to be sold and may not be able to generate sufficient free cash for cash dividends. In addition, the dividend proposal in any given year will be subject to the availability of distributable profits or retained earnings and may be affected by, among other factors, the board of director’s views on the potential future liquidity requirements, including for investments in production capacity, the funding of research and development programs and for acquisition opportunities that may arise from time to time; and by future changes in applicable income tax and corporate laws. Accordingly, it may be decided to propose not to pay a dividend or pay a lower dividend with respect to any given year, which could have a negative effect on the price of our ADSs.

Our ability to use the sale proceeds is otherwise restricted due to the contingent compensation payments during the Covered Period.

Under the terms of the Profit Compensation Agreement, in the event that net profit (before or after adjustment for non-recurring gains and losses, whichever is less) of Super TV in any of the fiscal years during the Covered Period is less than the profit target, Golden Benefit will be obligated to compensate Tongda Venture for the deficiencies by transferring its shares in Tongda Venture back to Tongda Venture and/or cash, based on a pre-determined formula. At the end of the Covered Period, if there is an impairment loss of Super TV and if the amount of such impairment loss is greater than the aggregate compensation already paid by Golden Benefit during the Covered Period, Golden Benefit shall be obligated to compensate Tongda Venture for such difference, in cash or by transferring its shares in Tongda Venture back to Tongda Venture. Compensation payable in aggregate under the profit compensation agreement shall be subject to a cap equal to the amount of the Consideration.

In order to prepare for such potential compensation payments, we may need to reserve a significant amount of cash, which may otherwise be applied to develop our retained businesses, pursue other business opportunities or otherwise maximize our profitability.

Cinda Investment’s exercise of the warrant may dilute the existing shareholders’ interest.

Under the terms of the framework agreement, or the Framework Agreement, Cinda Investment has been granted by China Digital TV a warrant, exercisable within three months after the completion of the sale of Super TV, to subscribe for China Digital TV’s new shares for an amount between US$25 million and US$30 million. Shares purchased under the warrant shall be subject to a lock-up during the Covered Period unless China Digital TV agrees otherwise.

The exercise price of the warrant is US$3.33 per share, which equals the weighted average trading price of the Company’s ordinary shares (represented by ADSs) listed on the NYSE for the 20 trading days prior to June 12, 2014, the date on which the original framework agreement was approved by China Digital TV’s board of directors. If Cinda Investment exercises the warrant to purchase new shares of China Digital TV, it will increase the number of the Company’s outstanding shares, and dilute the equity interest of our existing shareholders. Based on an exercise price of US$3.33 per share, up to 9 million shares will be issued upon the exercise of the warrant by Cinda Investment.

For as long as we remain a public company, we will continue to incur the expenses of complying with public company reporting requirements.

Our reporting obligations as a SEC registrant and NYSE-listed public company will not be affected as a result of completing the sale of Super TV. For as long as we remain as such, we have an obligation to continue to comply with the applicable reporting requirements of the Exchange Act, which include the filing with the SEC of periodic reports and other documents relating to our business, financial condition and other matters, even though compliance with such reporting requirements is economically burdensome.

Tongda Venture may not be able to complete the Private Placement to fund the Consideration.

Tongda Venture needs to complete the Private Placement to fund the Consideration. Completion of the Private Placement is subject to relevant regulatory approval. See “Item 4. Information on the Company—A. History and Development of the Company—Capital Expenditures and Divestitures—Purchase Price.” In addition, even if the relevant regulatory approvals are obtained, Tongda Venture may still not be able to complete the Private Placement for other reasons. Although completion of the Private Placement is not a condition precedent to the transaction, if the Private Placement by Tongda Venture cannot be completed for any reason, Tongda Venture may not have the financial ability to fund the Consideration and complete the transaction on time, or at all.

Golden Benefit is obligated to compensate Tongda Venture for any net loss during the Transition Period.

The Share Transfer Agreement does not provide for any adjustment to the Consideration. However, during the Transition Period, any net profit Super TV records will belong to Tongda Venture, and if Super TV has a net loss, Golden Benefit is obligated to make up for any difference in the amount of net assets of Super TV during the Transition Period. See “Item 4. Information on the Company—A. History and Development of the Company—Capital Expenditures and Divestitures—Covenants.” As a result, Golden Benefit is obligated to compensate Tongda Venture for any net loss during the Transition Period.

Information about Tongda Venture is provided by Tongda Venture and has not been independently verified by our Company.

Information about Tongda Venture contained in this annual report is provided by Tongda Venture and has not been independently verified by our company, nor has our company made any representation as to the accuracy or reliability of such information. Such information should not be unduly relied upon, and our company and directors disclaim liability for any losses that might arise from any inaccuracy, omission or misstatement in such information.

There are inherent uncertainties with respect to the final tax assessment to be made by PRC tax authorities, and we may be obligated to pay a greater amount of tax than we expect.

Pursuant to applicable PRC tax laws and subject to the final assessment by PRC tax authorities, we are expected to pay PRC withholding tax at a rate of 10% on the proceeds from the sale of Super TV, or the Sale Proceeds, which equals the Consideration minus the cost of the sale. As the Consideration is determined to be RMB3.2 billion and the cost of sale of Super TV equals the registered capital of Super TV, being US$5 million (or RMB30.6 million), the Sale Proceeds should be RMB3.17 billion.

Under the terms of the transaction agreements, the Consideration will be composed of Cash Consideration of RMB2.4 billion, and Consideration Shares of RMB800 million that Tongda Venture will issue to Golden Benefit at a price of RMB10.35 per share in the Private Placement. According to our PRC tax advisors, in practice, there are uncertainties regarding whether PRC tax authorities will determine the value of the Consideration Shares based on the issuance price fixed in the transaction agreements or the trading price of Tongda Venture’s shares on the date of tax determination, or the Tax Assessment Date. If the trading price of Tongda Venture’s shares on the Tax Assessment Date is higher than RMB10.35 per share and is used by the PRC tax authorities to determine the value of the Consideration Shares, we would be obligated to pay a greater amount of tax than we currently expect.

Because our business will be smaller following the sale of Super TV, there is a possibility that our ADSs may be delisted from the NYSE if we fail to satisfy its continued listing criteria.

Following the sale of Super TV, our business will be smaller, and we may fail to satisfy the continued listing criteria of the NYSE. In the event that we are unable to satisfy the continued listing criteria of the NYSE, our ADSs may be delisted from that market. In order to continue to be listed on the NYSE, we must meet the requirements as set forth in Sections 802.01A to 802.01C of the NYSE Listed Companies Manual, which require, among other things: (i) an average monthly trading volume of no less than 100,000 shares; (ii) an average global market capitalization over a consecutive 30 trading-day period of no less than US$50,000,000 and, at the same time, stockholders’ equity of no less than US$50,000,000; and (iii) an average closing price of a security as reported on the consolidated tape of no less than US$1.00 over a consecutive 30 trading-day period.

Any delisting of our ADSs from the NYSE could adversely affect our ability to attract new investors, decrease the liquidity of our outstanding ordinary shares, reduce our flexibility to raise additional capital, reduce the price at which our shares trade, and increase the transaction costs inherent in trading such shares with overall negative effects for our shareholders. In addition, delisting of our shares could deter broker-dealers from making a market in or otherwise seeking or generating interest in our shares, and might deter certain institutions and persons from investing in our securities at all. For these reasons and others, delisting could adversely affect the price of our shares and our business, financial condition and results of operations.

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

The PRC government has implemented various measures since 2011 to control inflation, such as tightening bank lending policies. In addition, China’s annual gross domestic product growth rate in 2014 was 7.4%, the slowest in 24 years. Continued implementation of these or similar measures, or a variety of other factors, may cause a continued slowdown in the PRC economy, which, in turn, could significantly reduce business activities in the PRC, including a slowing down or decline in investment in cable television networks, which, in turn, may result in a reduction of demand for our products and services and thus materially reduce our revenues and profitability.

Uncertainties in the interpretation and enforcement of PRC laws, rules and regulations could limit the legal protections available to you and us.

The PRC legal system is a civil law system based on written statutes. Unlike common law systems, it is a system in which legal decisions have limited value as precedents. In 1979, the PRC government began to promulgate a comprehensive system of laws and regulations governing economic matters in general. The overall effect of legislation over the past three decades has significantly increased the protections afforded to various forms of foreign or private-sector investment in the PRC. Super TV is a foreign-invested enterprise and is subject to laws, rules and regulations applicable to foreign investment in the PRC as well as laws, rules and regulations applicable to foreign-invested enterprises. These laws, rules and regulations change frequently, and their interpretation and enforcement involve uncertainties. For example, we may have to resort to administrative and court proceedings to enforce the legal protections that we enjoy either by law or contract. However, since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory and contractual terms, it may be more difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we enjoy than in more developed legal systems. These uncertainties may also impede our ability to enforce the contracts we have entered into, and materially impair our business and operations.

The approval of the CSRC might be required in connection with our initial public offering under certain PRC regulation; failure to obtain this approval, if required, could have a material adverse effect on our business, financial condition, results of operations and reputation as well as the trading price of our ADSs.

On August 8, 2006, six PRC regulatory agencies, including the MOFCOM, the State-owned Assets Supervision and Administration Commission, or the SASAC, the State Administration for Taxation, or the SAT, the State Administration for Industry and Commerce, or the SAIC, the CSRC and the State Administration of Foreign Exchange, or the SAFE, jointly adopted the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, which became effective on September 8, 2006 and were amended on June 22, 2009. The M&A Rules, among other things, include provisions that purport to require that an offshore special purpose vehicle formed for the purpose of an overseas listing of securities in a PRC company obtain the approval of the CSRC prior to the listing and trading of such special purpose vehicle’s securities on an overseas stock exchange.

We completed the initial listing and trading of our ADSs on the NYSE on October 11, 2007. We did not seek CSRC approval in connection with our initial public offering. Our PRC counsel, Han Kun, advised us that, based on their understanding of the current PRC laws, regulations and rules, because we completed our restructuring in 2004 in connection with an equity investment in our company by a private equity investor more than two years prior to the promulgation of the M&A Rules, we were not and are not required by the M&A Rules to apply to the CSRC for approval of our initial public offering unless we are clearly required to do so by any rules promulgated in the future. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulation of Overseas Listings.” However, the application of the M&A Rules remains unclear. If the CSRC or another PRC regulatory agency subsequently determines that the CSRC’s approval was required for our initial public offering, we may face sanctions by the CSRC or another PRC regulatory agency. If this happens, these regulatory agencies may impose fines and penalties on our operations in the PRC, limit our privileges in the PRC or take other actions that could have a material adverse effect on our business, financial condition, results of operations and prospects, as well as the trading price of our ADSs.

PRC regulations relating to offshore investment activities by PRC residents may increase the administrative burden we face and create regulatory uncertainties that could restrict our overseas and cross-border investment activity, and a failure by our shareholders who are PRC residents to make any required applications and filings pursuant to such regulations may prevent us from being able to distribute profits and could expose us and our PRC-resident shareholders to liability under PRC law.

The SAFE has promulgated several regulations, including the Notice on Issues Relating to the Administration of Foreign Exchange in Overseas Investment, Fund-Raising and Round-Trip Investment Activities of Domestic Residents via Offshore Special Purpose Vehicles, or SAFE Notice 37, and its implementation rules and guidance, that require PRC residents (including PRC individuals and corporate entities) to register with and obtain approvals from relevant PRC government authorities in connection with their direct or indirect offshore investment activities. These regulations may apply to our shareholders who are PRC residents in connection with our prior and any future offshore acquisitions.

Under SAFE Notice 37, a “special purpose vehicle” refers to an offshore entity directly established or indirectly controlled by PRC residents for the purpose of seeking offshore equity financing or making offshore investment, using legitimate domestic or offshore assets or interests owned by such PRC residents, while “round trip investment” refers to the direct investment in China by such PRC residents through the “special purpose vehicles,” including, without limitation, establishing foreign-invested enterprises and using such foreign-invested enterprises to purchase or control onshore assets through contractual arrangements. SAFE Notice 37 requires that, before making a contribution into a “special purpose vehicle,” PRC residents are required to complete a foreign exchange registration with the competent local branches of SAFE for their overseas investments. In addition, PRC residents are required to update their previously filed registrations with respect to such special purpose vehicles to reflect any material change, such as any change of basic information (including change of such PRC residents, name and operation term), increases or decreases in investment amounts, transfers or exchanges of shares, and mergers or divisions. On February 28, 2015, the SAFE promulgated the Notice on Further Simplifying and Improving Foreign Exchange Policy on Direct Investment, or SAFE Notice 13, which will become effective on June 1, 2015. After SAFE Notice 13 becomes effective, instead of applying for approvals regarding foreign exchange registrations of foreign direct investment and overseas direct investment from the SAFE as required under current laws, entities and individuals will be required to apply for such foreign exchange registrations, including those required under SAFE Notice 37, from qualified banks. The qualified banks, under the supervision of the SAFE, will directly examine the applications and conduct the registration. If a PRC resident fails to make the required SAFE registration or update the previously filed registration, the PRC subsidiaries of such offshore parent company may be prohibited from making distributions of profit to the offshore parent and from paying the offshore parent proceeds from any reduction in capital, share transfer or liquidation in respect of the PRC subsidiaries. Furthermore, failure to comply with the various SAFE registration requirements described above could result in liability under PRC law for foreign exchange evasion.

We have notified holders of our ordinary shares who we know to be PRC residents to register with the local branches of the SAFE and update their registrations as required by the relevant SAFE regulations described above. However, we cannot assure you that all of our shareholders who are PRC residents will comply with our request to make or obtain any registrations or approvals or update their previously filed registrations as required under these regulations or other related legislation. If any existing shareholder transfers any of our shares or ADSs to another PRC resident, it is unclear whether such new shareholder is also required to make the SAFE registration. Furthermore, as the interpretations and practice in implementing these SAFE regulations have been constantly evolving, it is unclear how these regulations, and any future regulation concerning offshore or cross-border transactions, will be interpreted, amended and implemented by the relevant government authorities. The failure or inability of our PRC resident shareholders to obtain any required approvals or make any required registrations may subject us to fines and legal sanctions, restrict our cross-border investment activities or obtaining of shareholders loans, and prevent us from being able to make distributions or pay dividends, as a result of which our business as well as our ability to distribute profits to you could be materially and adversely affected.

We may be subject to fines and legal sanctions if we or our employees who are domestic individuals fail to comply with the PRC regulations relating to employee share options granted by overseas-listed companies to domestic individuals.

In February 2012, the SAFE promulgated the Notice relating to Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas-Listed Companies, or SAFE Notice 7, which superseded the Application Procedures of Foreign Exchange Administration for Domestic Individuals Participating in Employee Stock Holding Plans or Stock Option Plans of Overseas-Listed Companies, or SAFE Notice 78, promulgated by the SAFE in March 2007. SAFE Notice 7 is applicable to directors, supervisors, senior management personnel and other employees of an overseas-listed company incorporated in the PRC, PRC subsidiaries or branches of an overseas-listed company, and any PRC entities which are directly or indirectly controlled by an overseas-listed company, or, collectively, Domestic Companies, including PRC citizens (including Hong Kong, Macau and Taiwan) and foreign citizens who have resided in the PRC for one year or longer, or, collectively, Domestic Individuals. Under SAFE Notice 7, Domestic Individuals who participate in a stock incentive plan of an overseas-listed company are required, through a Domestic Company or a PRC entity designated by a Domestic Company, or the Domestic Agent, to register with the SAFE or its authorized local counterparts and complete certain other procedures. As we are an overseas-listed company, we and our employees who are Domestic Individuals and have been granted share options or any other share-related rights and benefits under our stock incentive plans are subject to SAFE Notice 7. We have registered ourselves and on behalf of our employees with the relevant local SAFE branch pursuant to SAFE Notice 7. However, there exist significant uncertainties in practice with respect to the interpretation and implementation of SAFE Notice 7 and we cannot assure you that we or our employees who are Domestic Individuals will be in full compliance with SAFE Notice 7. If the SAFE or other PRC government authorities determine that we or our employees who are Domestic Individuals fail to comply with the provisions of SAFE Notice 7, we or they may be subject to fines and legal sanctions. See “Item 4. Information on the Company—B. Business Overview—Regulation—Stock Incentive Plans.”

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

A significant portion of our operating revenues have been denominated in Renminbi. The Renminbi is currently convertible under the “current account,” which includes dividends, trade and service-related foreign exchange transactions, but not under the “capital account,” which includes foreign direct investment and loans. Currently, Super TV may purchase foreign exchange for settlement of “current account transactions,” including purchase of imported computer chips and payment of dividends to us, without the approval of the SAFE by complying with certain procedural requirements. However, the relevant PRC government authorities may limit or eliminate our ability to purchase foreign currencies in the future for current account transactions. Since a significant amount of our future revenues will be denominated in Renminbi, any existing and future restrictions on currency exchange may limit our ability to utilize revenues generated in Renminbi to purchase computer chips from suppliers outside the PRC or fund our business activities outside the PRC denominated in foreign currencies or pay dividends in foreign currencies to our shareholders, including holders of our ADSs.

In addition, certain foreign exchange transactions under the capital account are still subject to limitations and require approvals from, or registration with, the SAFE and other relevant PRC government authorities. In particular, any loans to Super TV or its subsidiaries are subject to PRC regulations and approvals. For example, loans by us to Super TV, a foreign-invested enterprise, cannot exceed statutory limits and must be registered with the SAFE or its local counterpart.

This could affect the ability of Super TV to obtain foreign exchange through debt or equity financing, including by means of loans or capital contributions from us.

Fluctuations in exchange rates could result in foreign currency exchange losses.

As a significant portion of our operating revenues are denominated in Renminbi and the net proceeds from our initial public offering are denominated in U.S. dollars, fluctuations in exchange rates between U.S. dollars and Renminbi will affect the relative purchasing power of these proceeds and our balance sheet and earnings per share in U.S. dollars. Appreciation or depreciation in the value of the Renminbi relative to the U.S. dollar would affect our financial results reported in U.S. dollar terms without giving effect to any underlying change in our business, financial condition or results of operations. Since July 2005, the Renminbi is no longer pegged solely to the U.S. dollar. Instead, the Renminbi is reported to be pegged against a basket of currencies, determined by the People’s Bank of China, against which it can rise or fall by as much as 0.3% each day. This permitted floating range was increased to 0.5% in May 2007 and was further increased to 2.0% in March 2014. The Renminbi may appreciate or depreciate significantly in value against the U.S. dollar in the long term, depending on the fluctuation of the basket of currencies against which it is currently valued, or it may be permitted to enter into a full float, which may also result in a significant appreciation or depreciation of the Renminbi against the U.S. dollar. Fluctuations in the exchange rate will also affect the relative value of dividends, if any, payable on our ordinary shares in U.S. dollar terms and the value of any U.S. dollar-denominated investments we make in the future. In addition, since a significant portion of our operating revenues are denominated in Renminbi while approximately 28.5% of our cost of revenues is denominated in U.S. dollars, fluctuations in the exchange rate could also impact our financial condition and results of operations.

Very limited hedging transactions are available in the PRC to reduce our exposure to exchange rate fluctuations. We did not enter into any hedging transactions in 2012, 2013 or 2014. While we may decide to enter into hedging transactions in the future, the availability and effectiveness of hedging transactions may be limited and we may not be able to successfully hedge our exposure at all. In addition, our currency exchange losses may be magnified by PRC exchange control regulations that restrict our ability to convert Renminbi into foreign currency.

The discontinuation of any of the preferential tax treatments or the financial incentives currently available to us in the PRC could materially and adversely affect our business, financial condition, results of operations and prospects.

The PRC government has provided various incentives to our PRC subsidiaries. These incentives include reduced enterprise income tax rates, value-added tax refunds and tax holidays. For example, as high-and-new technology enterprises, each of Super TV and N-S Digital TV was entitled to a preferential income tax rate of 15% (against the standard income tax rate of 25%) since 2008. In October 2014, N-S Digital TV and Super TV successfully renewed their respective high-and-new technology enterprise certificates and qualified for a preferential tax rate of 15% for another three years from 2014 to 2016, and Cyber Cloud also obtained its high-and-new technology enterprise certificate and qualified for a preferential tax rate of 15% for three years from 2014 to 2016. In addition, Super TV was designated as a “key software enterprise” for the tax years from 2010 to 2014 by the relevant PRC government authorities and, as a result, was entitled to a preferential income tax rate of 10% in each of those years. Furthermore, for certain software-related products that are qualified as “software products” by PRC tax authorities, we received tax refunds which effectively reduce the applicable value-added tax rate from 17% to 3%.

Super TV, N-S Digital TV and Cyber Cloud must meet a number of financial and non-financial criteria in order to continue to qualify for the above tax incentives. For example, in order to be able to enjoy the preferential income tax rate of 15%, Super TV, N-S Digital TV and Cyber Cloud must be qualified as “high-and-new technology enterprises strongly supported by the State” under the PRC Enterprise Income Tax Law, or the 2008 EIT Law, which took effect on January 1, 2008. In addition, in order to continue to enjoy the preferential income tax rate of 10%, Super TV must reapply for and obtain the designation as a “key software enterprise” biennially. Moreover, the PRC government could determine at any time to eliminate or reduce the scale of such preferential tax policies. See “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Taxes and Incentives—PRC.”

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

Pursuant to the 2008 EIT Law and Enterprise Income Tax Law Implementation Rules, or the Implementation Rules, enacted by the State Council on December 6, 2007 and which became effective on January 1, 2008, an enterprise established under the laws of a foreign country or region whose “de facto management body” is located within the PRC territory is considered a resident enterprise and will generally be subject to the enterprise income tax at the rate of 25% on its global income as well as PRC enterprise income tax reporting obligations. According to the Implementation Rules, “de facto management body” refers to a managing body that exercises, in substance, overall management and control over the production and business, personnel, accounting and assets of an enterprise. The SAT issued the Notice on Issues Relating to Determination of Chinese-Controlled Offshore Enterprises as PRC Resident Enterprises by Applying the “De Facto Management Body” Test, or SAT Notice 82, on April 22, 2009, which was amended in January 2014. SAT Notice 82 provides for certain specific criteria for determining whether the “de facto management body” of a Chinese-controlled offshore enterprise is located in the PRC. In addition, on July 27, 2011, the SAT issued the Administrative Measures of Enterprise Income Tax of Chinese-Controlled Offshore Resident Enterprises (Trial), or SAT Bulletin 45, which became effective on September 1, 2011, to provide guidance on the implementation of SAT Notice 82. SAT Bulletin 45 clarifies certain issues relating to: (i) the determination procedures of PRC resident enterprise status and (ii) tax registration and other related procedures for PRC resident enterprises. SAT Bulletin 45 also provides that if an offshore PRC resident enterprise presents a copy of the PRC tax resident determination certificate issued by the competent tax authorities to a payer of PRC-sourced dividends, interest, royalties and other income, such payer shall not withhold income tax on these payments to the offshore PRC resident enterprise. Although each of SAT Notice 82 and SAT Bulletin 45 provides that it only applies to offshore enterprises controlled by PRC enterprises, not those controlled by PRC individuals, like our company, it is generally believed that the determining criteria set forth therein very likely reflect the SAT’s general position as to how the “de facto management body” test should be applied to determine the tax residency of all offshore enterprises, regardless of whether they are controlled by PRC enterprises or individuals. With reference to the criteria set forth in SAT Notice 82, we believe that we are not a PRC resident enterprise. However, if we were considered a PRC resident enterprise, although dividends we receive from our PRC operating subsidiary would be exempt from PRC withholding tax, we would be subject to the enterprise income tax at the rate of 25% on our global income as well as PRC enterprise income tax reporting obligations. In such case, our profitability and cash flow would be materially reduced as a result of our global income being taxed under the 2008 EIT Law.

If we are considered as a non-resident enterprise under the 2008 EIT Law, we will not be subject to the enterprise income tax at the rate of 25% on our global income. In such case, however, dividends we receive from our PRC subsidiary will be subject to a PRC withholding tax, the standard rate of which is 10% and may be reduced by an applicable tax treaty, under the 2008 EIT Law. According to the Arrangement for Avoidance of Double Taxation on Income and Prevention of Tax Evasion entered into between the PRC and Hong Kong in August 2006, as amended, dividends paid by a PRC foreign-invested enterprise to its shareholder in Hong Kong are generally subject to a 5% PRC withholding tax, subject to satisfaction of certain conditions and requirements, compared to the standard 10% PRC withholding tax under the 2008 EIT Law. However, on October 27, 2009, the SAT issued the Notice on How to Recognize “Beneficial Owners” under Relevant Tax Treaties, or SAT Notice 601, which provides that only the enterprises with active operations may be recognized as “beneficial owners” under relevant tax treaties that are entitled to enjoy the corresponding tax benefits. SAT Notice 601 further provides that those enterprises that are established solely for the purposes of benefiting from favorable tax treatment under the relevant tax treaties should not be recognized as “beneficial owners” and therefore may not enjoy favorable tax treatment. On June 29, 2012, the SAT issued the Announcement of the SAT Regarding Recognition of Beneficial Owners under Tax Treaties, or the SAT Announcement 30, which provides that a comprehensive analysis based on all the factors listed in SAT Notice 601 should be made to determine the “beneficial owner” status. We indirectly hold the 100% interest in Super TV, our PRC subsidiary, through Golden Benefit, a wholly-owned subsidiary incorporated in Hong Kong. As a result, to the extent we are considered as a non-resident enterprise and Golden Benefit is not recognized as a qualified beneficial owner under the relevant tax treaty, dividends we receive from our PRC subsidiary will be subject to the standard rate of 10%. For example, as a result of our decision in 2012 to distribute the undistributed retained earnings of our PRC subsidiary without a set schedule, we accrued a US$4.8 million deferred tax liability related to withholding tax on the undistributed earnings of Super TV generated after January 1, 2008. In 2013, we accrued an additional deferred tax liability of US$3.4 million related to withholding tax on the undistributed earnings of Super TV generated after January 1, 2008, resulting in a deferred tax liability balance of US$8.2 million as of December 31, 2013. In 2014, we accrued deferred tax liability of US$3.4 million and transferred US$7.9 million to current income tax payable for retained earnings declared to be distributed by Super TV, resulting in a deferred tax liability balance of US$3.7 million as of December 31, 2014. Such withholding tax increased our tax burden and reduced the amount of cash available to our company.

Dividends payable by us to our non-PRC shareholders and ADS holders, and gains on the sales of our ordinary shares or ADSs, may be subject to withholding taxes under PRC tax laws, which may materially reduce the value of your investment.

The 2008 EIT Law and the Implementation Rules, both of which became effective on January 1, 2008, provide that an income tax rate of 10% (which may be reduced by the relevant tax treaties between the PRC and other jurisdictions) will generally be applicable to dividends payable to non-resident enterprises, which do not have an establishment or place of business in the PRC or whose establishment or place of business in the PRC has no connection with the dividends, to the extent such dividends are derived from sources within the PRC and paid out of distributable profits accumulated on or after January 1, 2008. In addition, any gain realized on the transfer of shares by non-resident enterprises is also subject to the 10% income tax if such gain is regarded as income derived from sources within the PRC, unless the applicable tax treaties provide for an alternative withholding arrangement. Furthermore, dividends payable to non-PRC individual investors and any gain realized on the transfer of our ADSs or ordinary shares by such non-PRC individual investors may be subject to PRC income tax at a rate of 20% (which may be reduced or exempted by the relevant tax treaties between the PRC and other jurisdictions).

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

We face uncertainties with respect to indirect transfers of equity interests in PRC resident enterprises by their non-PRC holding companies. Enhanced scrutiny over acquisition transactions by the PRC tax authorities may have a negative impact on potential acquisitions we may pursue in the future.

Pursuant to the Notice on Strengthening Administration of Enterprise Income Tax for Share Transfers by Non-PRC Resident Enterprises, or Circular 698, issued by the State Administration of Taxation, which became effective retroactively as of January 1, 2008, where a non-resident enterprise investor transfers equity interests in a PRC resident enterprise indirectly by way of disposing of equity interests in an overseas holding company, the non-resident enterprise investor, being the transferor, may be subject to PRC enterprise income tax, if the indirect transfer is considered to be an abusive use of company structure without reasonable commercial purposes. As a result, gains derived from such indirect transfer may be subject to PRC withholding tax at the rate of up to 10%. In addition, the PRC resident enterprise may be required to provide necessary assistance to support the enforcement of Circular 698.

On February 3, 2015, the State Administration of Tax issued a Public Notice Regarding Certain Corporate Income Tax Matters on Indirect Transfer of Properties by Non-Tax Resident Enterprises, or Public Notice 7. Public Notice 7 has introduced a new tax regime that is significantly different from that under Circular 698. Public Notice 7 extends its tax jurisdiction to not only indirect transfers set forth under Circular 698 but also transactions involving transfer of other taxable assets, through the offshore transfer of a foreign intermediate holding company. In addition, Public Notice 7 provides clearer criteria than Circular 698 on how to assess reasonable commercial purposes and has introduced safe harbors for internal group restructurings and the purchase and sale of equity through a public securities market. Public Notice 7 also brings challenges to both the foreign transferor and transferee (or other person who is obligated to pay for the transfer) of the taxable assets. Where a non-resident enterprise conducts an “indirect transfer” by transferring the taxable assets indirectly by disposing of the equity interests of an overseas holding company, the non-resident enterprise being the transferor, or the transferee, or the PRC entity which directly owned the taxable assets may report to the relevant tax authority such indirect transfer. Using a “substance over form” principle, the PRC tax authority may disregard the existence of the overseas holding company if it lacks a reasonable commercial purpose and was established for the purpose of reducing, avoiding or deferring PRC tax. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax, and the transferee or other person who is obligated to pay for the transfer is obligated to withhold the applicable taxes, currently at a rate of 10% for the transfer of equity interests in a PRC resident enterprise. Both the transferor and the transferee may be subject to penalties under PRC tax laws if the transferee fails to withhold the taxes and the transferor fails to pay the taxes.

We face uncertainties on the reporting and consequences on future private equity financing transactions, share exchange or other transactions involving the transfer of shares in our company by investors that are non-PRC resident enterprises, or sale or purchase of shares in other non-PRC resident companies or other taxable assets by us. We and our non-resident enterprises may be subject to filing obligations or being taxed if we and our non-resident enterprises are transferors in such transactions, and may be subject to withholding obligations if we and our non-resident enterprises are transferees in such transactions, under Circular 698 and Public Notice 7. For the transfer of shares in our company by investors that are non-PRC resident enterprises, our PRC subsidiaries may be requested to assist in the filing under Circular 698 and Public Notice 7. As a result, we may be required to expend valuable resources to comply with Circular 698 and Public Notice 7 or to request the relevant transferors from whom we purchase taxable assets to comply with these circulars, or to establish that we and our non-resident enterprises should not be taxed under these circulars, which may have a material adverse effect on our financial condition and results of operations.

The PRC tax authorities have the discretion under Circular 698 and Public Notice 7 to make adjustments to the taxable capital gains based on the difference between the fair value of the taxable assets transferred and the cost of investment. If we are considered a non-resident enterprise under the 2008 EIT Law and if the PRC tax authorities make adjustments to the taxable income of the transactions under Circular 698 and Public Notice 7, our income tax costs associated with such potential acquisitions will be increased, which may have an adverse effect on our financial condition and results of operations.

The M&A Rules and other recent PRC laws, rules and regulations have established more complex procedures for acquisitions conducted by foreign investors, which could make it more difficult for us to pursue growth through acquisitions.

The M&A Rules established certain procedures and requirements that could make mergers and acquisitions by foreign investors in China more time-consuming and complex. In addition, PRC national security review rules, which became effective on September 1, 2011, subject acquisitions by foreign investors of PRC companies that conduct business in military-related or certain other industries that are crucial to national security to a security review before the consummation of any such acquisition. Furthermore, the PRC Antitrust Law, which became effective on August 1, 2008, requires, among other things, that the MOFCOM be notified in advance of any change-of-control transaction in which a foreign investor acquires control of a PRC domestic enterprise or a foreign company with substantial PRC operations, if certain thresholds set forth in the Provisions on Thresholds for Prior Notification of Concentrations of Undertakings issued by the State Council on August 3, 2008 are triggered.

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

From time to time, certain parts of China have experienced devastating natural disasters and health hazards causing tens of thousands of deaths and widespread injuries. In addition, parts of Mainland China, in particular its southern, central and eastern regions, have in the past experienced what was reportedly the most severe winter weather in the country in half a century, which resulted in significant and extensive damage to factories, power lines, homes, automobiles, crops and other properties, blackouts, transportation and communications disruptions and other losses in the affected areas. Moreover, certain countries and regions, including China, have encountered incidents of the H5N1 strain of bird flu, or avian flu, as well as severe acute respiratory syndrome, or SARS, and the outbreak of influenza (H7N9). We are unable to predict the effect, if any, that any future natural disasters and health and public security hazards may have on our business. Any future natural disasters and health and public security hazards may, among other things, significantly disrupt our ability to adequately staff our business, and may generally disrupt our operations. Furthermore, such natural disasters and health and public security hazards may severely restrict the level of business activity in affected areas, which may, in turn, materially and adversely affect our business and prospects. As a result, any natural disasters or health hazards in China may have a material adverse effect on our financial condition and results of operations.

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

If additional remedial measures are imposed on the “Big Four” PRC-based accounting firms, including our independent registered public accounting firm, in administrative proceedings brought by the SEC alleging the firms’ failure to meet specific criteria set by the SEC, with respect to requests for the production of documents, we may not be able to timely file future financial statements in compliance with the requirements of the Exchange Act.

Starting in 2011, the Chinese affiliates of the “big four” accounting firms (including our independent registered public accounting firm) were affected by a conflict between U.S. and Chinese law. Specifically, for certain U.S. listed companies operating and audited in mainland China, the SEC and the PCAOB sought to obtain from the Chinese firms access to their audit work papers and related documents. The firms were, however, advised and directed that under PRC laws they could not respond directly to the U.S. regulators on those requests, and that requests by foreign regulators for access to such papers in China had to be channeled through the CSRC.

In late 2012, this impasse led the SEC to commence administrative proceedings under Rule 102(e) of its Rules of Practice and also under the Sarbanes-Oxley Act against the Chinese accounting firms (including our independent registered public accounting firm). A first instance trial of the proceedings in July 2013 in the SEC’s internal administrative court resulted in an adverse judgment against the firms. The administrative law judge proposed penalties on the firms, including a temporary suspension of their right to practice before the SEC, although that proposed penalty did not take effect pending review by the Commissioners of the SEC. On February 6, 2015, before a review by the Commissioner had taken place, the firms reached a settlement with the SEC. Under the settlement, the SEC accepts that future requests by the SEC for the production of documents will normally be made to the CSRC. The firms will receive matching Section 106 requests, and are required to abide by a detailed set of procedures with respect to such requests, which in substance require them to facilitate production through the CSRC. If they fail to meet specified criteria, the SEC retains authority to impose a variety of additional remedial measures on the firms depending on the nature of the failure. Remedies for any future noncompliance could include, as appropriate, an automatic six-month bar on a single firm’s performance of certain audit work, commencement of a new proceeding against a firm, or in extreme cases, the resumption of the current proceeding against all four firms.

In the event that the SEC restarts the administrative proceedings, depending upon the final outcome, listed companies in the United States with major PRC operations may find it difficult or impossible to retain auditors in respect of their operations in the PRC, which could result in financial statements being determined not to be in compliance with the requirements of the Exchange Act, including possible delisting. Moreover, any negative news about any such future proceedings against these audit firms may cause investor uncertainty regarding China-based, United States-listed companies and the market price of our ADSs may be adversely affected.

If our independent registered public accounting firm were denied, even temporarily, the ability to practice before the SEC and we were unable to find another registered public accounting firm to audit and issue an opinion on our financial statements in a timely manner, our financial statements could be determined not to be in compliance with the requirements of the Exchange Act. Such a determination could ultimately lead to the delisting of our ordinary shares from the NYSE or deregistration from the SEC, or both, which would substantially reduce or effectively terminate the trading of our ADSs in the United States.

The audit reports included in this annual report are prepared by auditors who are not inspected by the Public Company Accounting Oversight Board and, as such, you are deprived of the benefits of such inspection.

Our independent registered public accounting firm that issues the audit reports included in our annual reports filed with the SEC, as auditors of companies that are traded publicly in the United States and a firm registered with the United States Public Company Accounting Oversight Board, or the PCAOB, is required by the laws of the United States to undergo regular inspections by the PCAOB to assess its compliance with the laws of the United States and professional standards. Because our auditors are located in the PRC, a jurisdiction where the PCAOB is currently unable to conduct inspections without the approval of the Chinese authorities, our auditors are not currently inspected by the PCAOB.

Inspections of other firms that the PCAOB has conducted outside China have identified deficiencies in those firms’ audit procedures and quality control procedures, which may be addressed as part of the inspection process to improve future audit quality. This lack of PCAOB inspections in China prevents the PCAOB from regularly evaluating our auditor’s audits and its quality control procedures. As a result, investors may be deprived of the benefits of PCAOB inspections.

The inability of the PCAOB to conduct inspections of auditors in China makes it more difficult to evaluate the effectiveness of our auditor’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to PCAOB inspections. Investors may lose confidence in our reported financial information and procedures and the quality of our financial statements.

Substantial uncertainties exist with respect to the enactment timetable, interpretation and implementation of the draft PRC Foreign Investment Law and how it may impact the viability of our current corporate structure, corporate governance and business operations.

The MOFCOM published a discussion draft of the proposed Foreign Investment Law in January 2015, or draft Foreign Investment Law, aiming to, upon its enactment, replace the trio of existing laws regulating foreign investment in China, namely, the Sino-foreign Equity Joint Venture Enterprise Law, the Sino-foreign Cooperative Joint Venture Enterprise Law and the Wholly Foreign-invested Enterprise Law, together with their implementation rules and ancillary regulations. The draft Foreign Investment Law embodies an expected PRC regulatory trend to rationalize its foreign investment regulatory regime in line with prevailing international practice and the legislative efforts to unify the corporate legal requirements for both foreign and domestic investments. The MOFCOM is currently soliciting comments on this draft and substantial uncertainties exist with respect to its enactment timetable, interpretation and implementation. The draft Foreign Investment Law, if enacted as proposed, may materially impact the viability of our current corporate structure, corporate governance and business operations in many aspects.

Among other things, the draft Foreign Investment Law expands the definition of foreign investment and introduces the principle of “actual control” in determining whether a company should be treated as a foreign-invested enterprise, or an FIE. According to the definition set forth in the draft Foreign Investment Law, FIEs shall refer to enterprises established in China pursuant to PRC laws that are solely or partially invested by foreign investors. The draft Foreign Investment Law specifically provides that entities established in China (without direct foreign share ownership) but “controlled” by foreign investors, via contracts or trust, for example, will be treated as FIEs. Once an entity falls within the definition of FIE, it may be subject to foreign investment restrictions or prohibitions set forth in a “negative list” to be separately issued by the State Council at a later date. If the underlying business of an FIE is subject to foreign investment restrictions, it needs to go through a market entry clearance process carried out by the MOFCOM before the FIE can be established. If the underlying business of the FIE is subject to foreign investment prohibitions, it may not enter such business in China. However, an FIE, during the market entry clearance process, may apply in writing to be treated as a PRC domestic enterprise if its foreign investor(s) is/are “controlled” by PRC government authorities and its affiliates and/or PRC citizens. In this connection, “control” is broadly defined in the draft law to cover the following summarized categories: (i) holding 50% of more of the voting rights of the subject entity; (ii) holding less than 50% of the voting rights of the subject entity but having the power to secure at least 50% of the seats on the board or other equivalent decision-making bodies, or having the voting power to exert material influence on the board, the shareholders’ meeting or other equivalent decision-making bodies; or (iii) having the power to exert decisive influence, via contractual or trust arrangements, over the subject entity’s operations, financial matters or other key aspects of business operations. The draft also emphasizes the security review requirements, whereby all foreign investments concerning national security must be reviewed and approved in accordance with the security review procedure. If the enacted version of the Foreign Investment Law and the final “negative list” mandate further actions, such as a market entry clearance or certain restructuring of our corporate structure and operations, we face substantial uncertainties as to whether these actions can be timely completed, or at all, and our business and financial condition may be materially and adversely affected.

The draft Foreign Investment Law, if enacted as proposed, may also materially impact our corporate governance practice and increase our compliance costs. For instance, the draft imposes stringent ad hoc and periodic information reporting requirements on foreign investors and applicable FIEs. In addition to investment implementation reports and investment amendment reports, which are required for each investment and alteration of investment specifics, an annual report is mandatory, and large foreign investors meeting certain criteria are required to report on a quarterly basis. Any company found to be non-compliant with these information reporting obligations may potentially be subject to fines and/or administrative or criminal liabilities, and the persons directly responsible may be subject to criminal liabilities.

Risks Relating to the ADSs

The trading price of our ADSs has been and may continue to be volatile, which could result in substantial losses to you.

                The trading price of our ADSs has been volatile and subject to wide fluctuations. Since October 5, 2007, the closing prices of our ADSs on the NYSE have ranged from US$1.68 to US$51.08 per ADS and the last reported sale price on April 27, 2015 was US$4.24. Our ADSs may continue to fluctuate in response to various factors beyond our control. The financial markets in general, and the market prices for many other PRC companies listed on stock exchanges in the United States in particular, have experienced extreme volatility. These broad market and industry factors may significantly affect the market price and volatility of our ADSs, regardless of our actual operating performance.

In addition to market and industry factors, the price and trading volume for our ADSs may be highly volatile for specific business reasons. In particular, factors such as variations in our revenues, earnings and cash flow, announcements of new investments and cooperation arrangements, acquisitions or disposition could cause the market price for our ADSs to change substantially. Any of these factors may result in large and sudden changes in the volume and trading price of our ADSs. In the past, following periods of volatility in the market price of a company’s securities, shareholders have often instituted securities class action litigation against that company. If we were involved in a class action suit, it could divert the attention of senior management, and, if adversely determined, have a material adverse effect on our financial condition and results of operations.

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

As of March 31, 2015, we had 59,770,311 ordinary shares outstanding (excluding 752,781 ordinary shares that were issued and held for our account in preparation for the exercise of share options by option holders under our employee stock incentive plans), including 39,277,950 ordinary shares represented by 39,277,950 ADSs (excluding the 752,781 ADSs that were held for our account in preparation for exercise of share options by option holders under our employee stock incentive plans). All ADSs are freely transferable without restriction or additional registration under the Securities Act. The remaining ordinary shares outstanding have been available for sale, subject to volume and other restrictions that may be applicable under Rule 144 and Rule 701 under the Securities Act. In addition, we have filed registration statements on Form S-8 to register the ordinary shares to be issued to the share option holders under our employee stock incentive plans. The ordinary shares to be received by such share option holders who are not affiliated with us may be resold freely to the public market. We cannot predict what effect, if any, market sales of securities held by our significant shareholders or any other shareholder or the availability of these securities for future sale will have on the market price of our ADSs.

Your interest in our ADSs will be diluted as a result of our stock incentive plans or other share option grants.

As of March 31, 2015, options to purchase an aggregate of 4,471,431 ordinary shares had been granted and were outstanding under the 2005 Stock Incentive Plan, the 2008 Stock Incentive Plan, the 2010 Stock Incentive Plan and the 2012 Stock Incentive Plan. For a description of these plans, see “Item 6. Directors, Senior Management and Employees—B. Compensation of Directors and Senior Officers—Share Options.” The exercise of those options would result in a reduction in the percentage of ownership of the holders of ordinary shares and of ADSs, and therefore would result in a dilution in the earnings per ordinary share and per ADS.

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

We are a Cayman Islands company and substantially all of our assets are located outside the United States. Substantially all of our current operations are conducted in the PRC. In addition, most of our directors and officers are nationals and residents of countries other than the United States. A substantial portion of the assets of these persons are located outside the United States. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the United States in the event that you believe that your rights have been infringed under the United States federal securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of the PRC may render you unable to enforce a judgment against our assets or the assets of our directors and officers.

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

Our holding company, China Digital TV Holding Co., Ltd., was incorporated as an exempted limited liability company on April 19, 2007 under the laws of the Cayman Islands. We are headquartered in Beijing, China, and provide CA systems to the PRC’s digital television market. We conduct substantially all of our business through our operating subsidiary in the PRC, Super TV, and through N-S Digital TV, a PRC company that we controlled through contractual arrangements until June 2014 and a subsidiary of Super TV thereafter. See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions.”

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

N-T Information Engineering was established as a limited liability company under the PRC law by Tsinghua Enterprise Group, a company affiliated with Tsinghua University, and Hong Kong-based Tsinghua Novel Hi-Tech Investment Holding Ltd. in July 1998, and initially focused on developing, producing and selling digital data broadcasting equipment for cable television operators. In December 2002, N-T Information Engineering completed its acquisition of the CA systems-related assets of Tsinghua Tongfang Co., Ltd., or Tsinghua Tongfang. In March 2004, China Digital TV Technology Co., Ltd., or CDTV BVI, was incorporated as a holding company in the British Virgin Islands, or BVI. Following the establishment of CDTV BVI, we restructured our operations, in connection with an investment by SAIF, by establishing Super TV, a limited liability company under the PRC law and a wholly-owned subsidiary of CDTV BVI, on May 31, 2004. On the same day, N-T Information Engineering and Li Yang, a PRC citizen then employed by SAIF, established N-S Digital TV. In June 2004, N-S Digital TV acquired from N-T Information Engineering its smart card and CA systems business and, in August 2006, N-S Digital TV acquired from N-T Information Engineering its set-top box design business. In April 2007, a new holding company, China Digital TV Holding Co., Ltd., or CDTV Holding, was established in the Cayman Islands. In May 2007, CDTV BVI executed a 40-for-1 share split of its ordinary shares and Series A preferred shares. Following this share split, the shareholders of CDTV BVI exchanged all of their shares of CDTV BVI for shares of CDTV Holding in proportion to their percentage interest in CDTV BVI, as a result of which CDTV BVI became a wholly-owned subsidiary of CDTV Holding. In August 2007, with our consent, Ms. Yang transferred her entire equity interest in N-S Digital TV to Wei Gao, a PRC citizen employed by an affiliated company of SAIF.

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

Since December 2007, new entities have been established or acquired in the PRC to offer new solutions and products, including N-S Media Investment, Cyber Cloud, Joysee, Super Movie, Beijing Shibo Movie Technology Co., Ltd., or Shibo Movie and Beijing Xinsi Yijia Technology Co., Ltd., or Xinsi Yijia. Super Movie later dissolved in November 2013.

In June 2008, Ms. Gao transferred all of her equity interests in N-S Digital TV to Junming Wu, who is a PRC citizen and is currently our employee. In November 2008, N-T Information Engineering transferred all of its equity interest in N-S Digital TV to Lei Zhang and Shizhou Shen, both of whom are PRC citizens and are currently our employees. In July 2011, Junming Wu transferred all of his equity interests in N-S Digital TV to Tianxing Wang, who is a PRC citizen and is currently our employee. In addition, in July 2011, Tianxing Wang and Lei Zhang, who are PRC citizens and are currently our employees, and Wenjun Wang, who is a PRC citizen and was then our employee, each contributed cash to increase the registered capital of N-S Digital TV to RMB150 million using the loan proceeds from Super TV. As a result of these transactions, Tianxing Wang, Lei Zhang, Shizhou Shen and Wenjun Wang in aggregate owned all of the equity interest of N-S Digital TV.

N-S Digital Technology Co., Ltd., or N-S Digital Technology, and N-S Investment Holdings Co., Ltd., or N-S Investment Holdings, were incorporated in the PRC as wholly-owned subsidiaries of our company in April and July 2010, respectively. In March 2011, N-S Digital Technology was dissolved. In June 2014, N-S Investment Holdings was renamed Beijing N-S Information Technology Co., Ltd., or N-S Information Technology, and Super TV transferred its equity interest in N-S Information Technology to China Super Media Holdings Limited, or CSM Holdings.

In June 2014, we conducted an internal reorganization in preparation of our sale of Super TV, as a result of which we obtained legal ownership of N-S Digital TV, the variable interest entity that we controlled through contractual agreements in China, or VIE structure, and adjusted our senior management team. Specifically, we terminated the series of contractual agreements underlying the VIE structure between the nominee shareholders of N-S Digital TV, namely Tianxing Wang, Lei Zhang, Shizhou Shen and Wenjun Wang, and Super TV, and transferred the 100% equity interest of N-S Digital TV held by these nominee shareholders to Super TV. As a result, N-S Digital TV became an indirectly wholly-owned subsidiary of the Company.

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

In August 2008, we acquired from N-T Information Engineering all of its intellectual property rights relating to digital watermarking and image tracing technologies, including one issued patent and five then pending patent applications in the PRC. As of the date of this annual report, these five pending patents have all been issued to us. For details of these acquisitions, see “Item 4. Information on the Company—B. Business Overview—Intellectual Property.”

On January 4, 2010, we entered into a share purchase agreement with OpenV China Holdings Company, or OpenV, a PRC online video company, and several other parties to make a strategic investment in OpenV. Pursuant to the share purchase agreement and related transaction documents, we acquired an 11.5% equity interest (subject to adjustment based on, among other things, OpenV’s performance) in OpenV for a consideration of US$5.0 million and received a warrant to purchase ordinary shares of OpenV of up to US$4.5 million. As part of this investment transaction, we also agreed to extend to OpenV a US$2.5 million interest-free convertible loan, which could be converted into ordinary shares of OpenV, subject to certain closing conditions. The Company did not purchase additional ordinary shares of OpenV pursuant to the warrant, which has expired, and the interest-free convertible loan was not extended to OpenV due to OpenV’s performance in 2010. In 2010, we wrote off our entire investment in OpenV because we had doubts on OpenV’s ability to continue as a going concern. As of December 31, 2013, we understood that OpenV’s normal online video services had not been restored. On October 11, 2012, we entered into a share redemption agreement with OpenV, pursuant to which OpenV repurchased 460,080 of its shares from us for US$0.82 million. We continue to hold 2,345,267 shares of OpenV after the share repurchase.

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

In May 2010, Super TV acquired an aggregate 34.45% equity interest in Guangzhou Rujia Network Technology Co., Ltd., or Guangzhou Rujia, through both purchase of existing shares from a shareholder of Rujia and contribution to its capital increase, for total consideration of RMB16.5 million (US$2.5 million).

In August 2010, N-S Digital TV entered into an equity transfer agreement with Guangzhou Rujia to transfer all of its equity interest in Guangdong SuperTV, a wholly-owned subsidiary of N-S Media Investment, for a consideration of RMB30.3 million (US$4.6 million).

In December 2010, Super TV and Beijing Yuewu Yuntian Software Technology Ltd., or Yuewu Yuntian, agreed to establish Cyber Cloud in Beijing, which mainly engages in research and development of cloud computing technology-based digital video delivery solutions. Super TV and Yuewu Yuntian contributed cash of RMB45.0 million (US$6.8 million) and RMB5.0 million (US$0.8 million), representing 90% and 10% of the equity interest in Cyber Cloud, respectively. Cyber Cloud was formally established on January 19, 2011. Pursuant to a series of agreements dated April 30, 2014, Cyber Cloud acquired a 100% equity interest in Xinsi Yijia from Yuewu Yuntian and Beijing Holch Capital Investment Center, or Holch Capital, and in exchange, Yuewu Yuntian and Holch Capital obtained certain noncontrolling interests in Cyber Cloud. Moreover, Super TV transferred its remaining equity interest in Cyber Cloud to CSM Holdings. As a result of these transactions, CSM Holdings, Yuewu Yuntian and Holch Capital held 75%, 15% and 10% of the equity interest in Cyber Cloud, respectively. Xinsi Yijia became a wholly-owned subsidiary of Cyber Cloud. Beijing Dingyuan Technology Co., Ltd., or Dingyuan, is controlled by Xinsi Yijia through a series of contractual arrangements. Dingyuan is immaterial from a financial perspective.

In April 2011, Super TV and Beijing Ying Zhi Cheng Technology Co., Ltd., or Ying Zhi Cheng Technology, an entity that is held mainly by employees of Joysee, agreed to establish Joysee in Beijing, which mainly engages in the research and development of advanced digital television terminals. Super TV and Ying Zhi Cheng Technology contributed cash of RMB27.0 million (US$4.2 million) and RMB3.0 million (US$0.5 million), representing 90% and 10% of the equity interest in Joysee, respectively. Pursuant to an agreement, dated May 24, 2011, among Super TV, N-S Digital TV and Ying Zhi Cheng Technology, N-S Digital TV contributed RMB6.0 million (US$0.9 million) in cash, representing a 16.7% equity interest in Joysee. Pursuant to an agreement, dated June 13, 2011, among Super TV, N-S Digital TV, Ying Zhi Cheng Technology and Intel Semiconductor (Dalian) Ltd., or Intel, a wholly-owned subsidiary of Intel Corporation in the PRC, Intel contributed RMB33.0 million (US$5.1 million) in cash, representing a 37.5% equity interest in Joysee. Pursuant to an equity transfer agreement, dated June 13, 2011, between N-S Digital TV and Intel, Intel transferred 7.5% of its equity investment in Joysee to N-S Digital TV for a nominal consideration. As a result of these transactions, Super TV, N-S Digital TV, Ying Zhi Cheng Technology and Intel each holds a 46.9%, 17.9%, 5.2% and 30% equity interest in Joysee, respectively. In June 2014, Super TV and N-S Digital TV transferred their equity interest in Joysee to N-S Information Technology and Ying Zhi Cheng Technology, respectively. As a result of these transactions, N-S Information Technology, Ying Zhi Cheng Technology and Intel held 46.9%, 23.1% and 30% of the equity interests in Joysee, respectively. According to the article of association of Joysee, N-S Information Technology is entitled to recommend for appointment three out of the five members to the board of directors of Joysee. As a result, we are considered to have the ability to control Joysee.

In June 2011, Super TV and Beijing AirMedia Advertising Co., Ltd., or AirMedia, entered into a framework cooperation agreement for the establishment of two joint ventures, Shibo Movie and Beijing Xinghe Union Media Co., Ltd., or Xinghe Union, in the PRC, each of which mainly engages in movie-related content sourcing and distribution services. In December 2011, Super TV, N-S Digital TV and AirMedia entered into a supplemental agreement, pursuant to which Super TV transferred its rights and obligations under the framework cooperation agreement to N-S Digital TV. N-S Digital TV and Air Media each contributed in cash RMB5.0 million (US$0.8 million), representing 50% of the equity interest in Shibo Movie, and cash of RMB5.0 million (US$0.8 million), representing 50% of the equity interest in Xinghe Union. Shibo Movie and Xinghe Union were formally established on February 15, 2012 and March 13, 2012, respectively. On September 29, 2013, N-S Digital TV and AirMedia entered into a share swap agreement, pursuant to which N-S Digital TV transferred its equity interest in Xinghe Union to AirMedia, in exchange for AirMedia’s equity interest in Shibo Movie. Upon completion of the registration update of Shibo Movie with the relevant PRC authorities in February 2014, Shibo Movie became wholly-owned by N-S Digital TV. In June 2014, N-S Digital TV transferred its equity interest in Shibo Movie to N-S Information Technology.

In August 2011, Super TV and Beijing Chaoying Weichuang Technology Ltd. agreed to establish Super Movie, which mainly engages in video program delivery services. Super TV and Beijing Chaoying Weichuang Technology Ltd. contributed cash in the amount of RMB13.5 million (US$2.1 million) and RMB1.5 million (US$0.2 million), respectively, representing 90% and 10% of the equity interest in Super Movie, respectively. Super Movie was formally established on September 23, 2011. We decided to discontinue the business of Super Movie and dissolved Super Movie in November 2013.

Capital Expenditures and Divestitures

See “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Capital Expenditures” for information concerning our principal capital expenditures for the previous three years and those currently in progress.

On October 9, 2014, we entered into a share transfer agreement (as amended by a supplementary agreement dated October 27, 2014, the “Share Transfer Agreement”) with CDTV BVI, Golden Benefit, Cinda Investment and Tongda Venture, pursuant to which Tongda Venture will acquire a 100% equity interest in Super TV. In connection with the planned sale of Super TV, we entered into certain ancillary agreements to complete the transactions contemplated thereby, including granting Cinda Investment, the immediate parent of Tongda Ventures, a warrant to purchase our new shares of between US$25 million and US$30 million. The sale of Super TV and related transactions have been approved by the respective board of directors and shareholders of us and Tongda Venture, and is pending approval from PRC regulatory authorities.

Cinda Investment and Tongda Venture. Cinda Investment is a wholly-owned subsidiary of China Cinda Asset Management Co., Ltd., or China Cinda (one of the major asset management firms in China), and also the flagship subsidiary of China Cinda’s investment and asset management business. With registered capital of RMB2 billion, Cinda Investment is an integrated investment company incorporating alternative asset management, investment and operations in capital markets, real estate, commercial property and hotels. As China Cinda’s dedicated investment platform, Cinda Investment specializes in asset management, particularly the management of non-performing assets, with a focus on the real estate and financial sectors. The registered office of Cinda Investment is at No. 1 Building, No. 9 Naoshikou Street, Xicheng District, Beijing, PRC.

Tongda Venture was established in 1991 and is listed on the Shanghai Stock Exchange (Ticker: 600647). Cinda Investment is currently the largest and controlling shareholder of Tongda Venture. Tongda Venture currently develops and manages real estate properties in China, and its business covers high-and-new technology investment, industrial investment and asset management, agricultural development, operation and domestic trade, and food production and sales. The registered office of Tongda Venture is at 24/F, Yinqiao Plaza, No. 58 Jinxin Road, Pudong New District, Shanghai, PRC.

The Transaction Agreements and the Sale of Super TV. Pursuant to the terms of the Share Transfer Agreement, as well as certain ancillary agreements in connection therewith (the “Ancillary Agreements”), which consist of a profit compensation agreement dated October 9, 2014 (as amended and supplemented by a supplementary agreement dated October 27, 2014, the “Profit Compensation Agreement”), a share subscription agreement (the “Share Subscription Agreement”) dated October 9, 2014, and a framework agreement dated June 13, 2014 (as amended and supplemented by a supplementary agreement dated October 9, 2014, the “Framework Agreement”) among all or some of the parties to the Share Transfer Agreement (together with the Ancillary Agreements, the “Transaction Agreements”; the transactions contemplated under the Transaction Agreements, the “Transaction”), we have agreed to sell the Company’s CA, Screen Cross and video-on-demand businesses, through the sale of 100% equity interest in our indirectly wholly-owned subsidiary, Super TV, to Tongda Venture (the “sale of Super TV”).

Purchase Price. In consideration of the sale of Super TV pursuant to the Share Transfer Agreement, we will receive a total consideration of RMB3.2 billion, or the Consideration, consisting of:

•	77,294,685 shares of Tongda Venture to be issued to Golden Benefit, or the Consideration Shares, at a per share price of RMB10.35, with the aggregate value of RMB800 million; and

•	RMB2.4 billion in cash, or the Cash Consideration.

Golden Benefit is obligated to compensate Tongda Venture for any net loss of Super TV during the period from the valuation date, or June 30, 2014, to the closing date, or the date on which Tongda Venture is registered as the shareholder of Super TV, or the Transition Period. In addition, Golden Benefit is obligated to pay certain compensation amounts under certain situations pursuant to the Profit Compensation Agreement.

To fund the Consideration, Tongda Venture will effect a private placement of its new shares, or the Private Placement. As part of the Private Placement, the Consideration Shares will be issued pursuant to the Share Subscription Agreement and, upon receipt of the Consideration Shares, Golden Benefit is expected to hold approximately 17.24% of the share capital of Tongda Venture. These Consideration Shares will be subject to a 36-month lock-up.

The issuance of the Consideration Shares is subject to the following conditions precedent: (i) the approval by the shareholders and the board of directors of Tongda Venture of the Private Placement; (ii) the internal approval by Golden Benefit pursuant to its organizational documents for its subscription of the A-shares issued in the Private Placement; (iii) the approval of the relevant authorities of the Private Placement; (iv) the approval by the MOFCOM of Golden Benefit’s investment in Tongda Venture; (v) the approval by the CSRC of the Private Placement; (vi) the waiver from the CSRC with respect to any tender offer obligation of Golden Benefit that may be triggered by the Private Placement; (vii) the execution of the Share Subscription Agreement by Tongda Venture and Golden Benefit; and (viii) the taking effect of the Framework Agreement, the Share Transfer Agreement, and the Profit Compensation Agreement.

Golden Benefit is expected to pay PRC withholding tax at a rate of 10% on the Consideration, subject to the final assessment by PRC tax authorities under applicable tax laws and regulations in China.

The Cash Consideration will be settled according to the following schedule: (i) within five business days upon receiving the funds raised from the Private Placement and the satisfaction of certain tax declaration conditions, Tongda Venture will declare to PRC tax authorities the payment of the applicable PRC withholding tax on behalf of Golden Benefit; (ii) subject to compliance with any applicable PRC regulations on tax and foreign exchange and within fifteen business days upon paying the aforesaid PRC withholding tax, Tongda Venture will pay no less than 35% of the Cash Consideration to Golden Benefit; and (iii) within five business days upon the registration of Tongda Venture as the shareholder of Super TV and the satisfaction of certain foreign exchange conditions, Tongda Venture will pay the remainder of the Cash Consideration, deducted by the applicable PRC withholding tax.

Profit Compensation Scheme. Under the terms of the Profit Compensation Agreement, in the event that the net profit (before or after adjustment for non-recurring gains and losses, whichever is less) of Super TV in 2014, 2015 and 2016 is less than the profit target (being RMB190.10 million, RMB283.67 million and RMB340.66 million, respectively), Golden Benefit will be obligated to compensate Tongda Venture for the deficiency by transferring its shares in Tongda Venture back to Tongda Venture and/or cash, based on a pre-determined formula.

The formula for compensation in cash is as follows: Compensation Payable of Current Period = (Cumulative Projected Net Profits of Super TV at the End of Current Period － Cumulative Realized Net Profits (before or after adjustment for non-recurring gains and losses, whichever is less) at the End of Current Period) ÷ Sum of Projected Net Profits of Super TV within the Covered Period × Consideration － Compensation Already Paid within the Covered Period. Where the compensation payable calculated for each year in the Covered Period per the said formula is negative, no compensation is payable, and the shares and cash already paid in compensation will not be returned or refunded.

The formula for compensation in shares is as follows: Number of Compensation Shares of Current Period = Compensation Payable of Current Period ÷ Private Placement Offer Price.

At the end of the Covered Period, if there is an impairment loss of Super TV and if the amount of such impairment loss is greater than the aggregate compensation already paid by Golden Benefit during the Covered Period, Golden Benefit shall be obligated to compensate Tongda Venture for such difference in cash or by transferring its shares in Tongda Venture back to Tongda Venture.

Compensation payable in aggregate under the Profit Compensation Agreement shall be subject to a cap equal to the amount of the Consideration.

We provide a joint and several guarantee of Golden Benefit’s obligations under the Profit Compensation Agreement. In the event that all Consideration Shares held by Golden Benefit have been used in compensating Tongda Venture and Golden Benefit fails to make adequate cash compensation or at all, we will make up for any deficiency.

Use of Proceeds from the Sale of Super TV. Net proceeds from the sale of Super TV may be used in connection with cash dividend payment, development of new technologies in emerging fields, and investment in operations and other businesses operations. If we decide to pay cash dividends out of the proceeds from the sale of Super TV during the Covered Period, we may not pay in aggregate more than US$3.33 per share, unless a surety has been placed with Tongda Venture pursuant to the Transaction Agreements. Our board of directors has not made any decision as to whether to pay a cash dividend, and such decision will be based on what the board determines is in the best interest of CDTV Holding and its shareholders (subject to compliance with Cayman Islands and PRC laws), and the timing of the payment of a cash dividend may vary depending on a number of factors, including any contingent liabilities such as the potential compensation under the Profit Compensation Agreement or other unforeseen matters. If we elect to pay a cash dividend, prior to making such cash dividend, we will announce, at least ten days in advance, the record date for such distribution. Only holders of our ordinary shares (the “Shares”) or ADSs on the record date for a cash dividend will be entitled to receive a cash dividend. Please note that if we elect to pay a cash dividend, the record date for such cash dividend will be after the completion of the sale of Super TV and is different from the record date for determining which holders of the Shares are entitled to vote on the matters described in the proxy statement in relation to the sale of Super TV furnished on Form 6-K filed with the SEC on November 10, 2014, or the Proxy Statement.

Directors and Senior Management following the Sale of Super TV. The board of directors and senior management of Super TV will remain unchanged following the sale of Super TV and within the Covered Period, namely, 2014, 2015 and 2016.

Upon the consummation of the sale of Super TV, Tongda Venture’s board of directors will be increased from six members to nine members, including three independent directors. Golden Benefit will be entitled to recommend for appointment two directors, and Cinda Investment has agreed to vote in favor of the director candidates recommended by Golden Benefit and their appointment as members of the Venture and Strategy Committee of Tongda Venture’s board of directors. Cinda Investment has also agreed that one or two professional managers, who will be either recommended by Golden Benefit or identified in a process in line with market practice, will be employed to serve as senior executives of Tongda Venture and to oversee the business related to Super TV.

When the Sale of Super TV is Expected to be Completed. We expect to complete the sale of Super TV as soon as practicable after all of the closing conditions in the Share Transfer Agreement have been satisfied or waived. We and Tongda Venture are working toward satisfying the conditions to closing and completing the sale of Super TV as soon as reasonably practicable. However, there can be no assurance that the sale of Super TV will be completed at all or, if completed, when it will be completed.

If the sale of Super TV shall not have been consummated by December 31, 2015, unless all parties agree to extend such deadline, the Share Transfer Agreement will be automatically terminated.

Representations and Warranties. Golden Benefit’s representations and warranties in the Share Transfer Agreement relate to, among other things:

•	corporate matters of Golden Benefit, including due organization, qualification and the absence of insolvency proceedings;

•	due authorization of Golden Benefit and the absence of violation of or conflict with its organizational documents, agreements or applicable laws;

•	ownership of Golden Benefit in Super TV;

•	corporate matters of Super TV and its subsidiaries, including due organization, qualification and the absence of insolvency proceedings;

•	assets and businesses of Super TV and its subsidiaries;

•	intellectual property owned by Super TV and its subsidiaries and the absence of infringement of third-party intellectual property;

•	capital expenditure commitments by Super TV and its subsidiaries;

•	the absence of bank borrowings and other liabilities of Super TV and its subsidiaries other than provided in Super TV`s financial statement and the valuation report;

•	Super TV’s financial statements;

•	labor and employment matters in respect of Super TV and its subsidiaries;

•	litigation or legal proceedings in respect of Super TV and its subsidiaries;

•	compliance with laws and issuance of permits to Super TV and its subsidiaries;

•	tax matters in respect of Super TV and its subsidiaries; and

•	non-competition matters.

The representations and warranties made by Golden Benefit were made as of the date of the Share Transfer Agreement and shall be true and correct in all material respects as of the date of the consummation of the sale of Super TV. Certain of the representations and warranties made by Golden Benefit are qualified by materiality or material adverse change standard.

Tongda Venture’s representations and warranties in the Share Transfer Agreement relate to, among other things:

•	corporate matters of Tongda Venture, including due organization, qualification and the absence of insolvency proceedings;

•	due authorization of Tongda Venture and the absence of violation of or conflict with its organizational documents, agreements or applicable laws; and

•	financial capability to fund the Transaction.

Covenants. (i) Net Profit/Loss during the Transition Period. During the Transition Period, if Super TV has net profit (after adjustment for non-recurring gains and losses), then, upon completion of the sale of Super TV, such profit shall belong to Tongda Venture; if Super TV has net loss, Golden Benefit is required to make up for any difference in the amount of net assets of Super TV during the Transition Period.

Upon the completion of the sale of Super TV, an audit will be conducted to determine the net profit/loss of Super TV during the Transition Period.

(ii) Conduct of Business Pending the Sale of Super TV. Golden Benefit has agreed that, subject to certain exceptions, prior to the closing of the sale of Super TV, it will cause Super TV and its subsidiaries to (i) conduct the respective businesses of Super TV and its subsidiaries in the ordinary course of business in a manner consistent with past practices and (ii) use commercially reasonable efforts to preserve the business operations, organization and goodwill of Super TV and its subsidiaries, and their relationships with customers and suppliers. Golden Benefit will provide information reasonably requested by Tongda Venture regarding Super TV and its subsidiaries.

Additionally, Golden Benefit has agreed that, subject to certain exceptions, prior to the closing of the sale of Super TV, it will not permit Super TV or any of its subsidiaries to, other than in the ordinary course of business:

•	make any investment, or any acquisition or disposal of material assets;

•	permit any material adverse change in their respective financial condition or indebtedness;

•	waive or assign to any other parties any material right (including creditor’s rights or security interest);

•	enter into any material contracts, and modify, amend or terminate any existing material contracts (except the implementation of contracts entered into prior to the execution of the Share Transfer Agreement);

•	provide loans to any other parties or guarantee any indebtedness;

•	incur any indebtedness or other obligations, or waive any related rights;

•	increase or decrease their respective registered capital;

•	declare, set aside, make or pay any dividend or other distribution to shareholders (except for any dividend or other distribution already declared prior to the execution of the Share Transfer Agreement); or

•	take any other actions that may have a material adverse effect on Tongda Venture’s financial consolidation of Super TV and its subsidiaries in accordance with the Share Transfer Agreement.

In addition, Golden Benefit agreed to promptly notify Tongda Venture of any event or occurrence with respect to Super TV and any of its subsidiaries that would reasonably be expected to have a material adverse effect on the Transaction.

(iii) Covenants by CDTV Holding. CDTV Holding guarantees the performance of Golden Benefit’s obligations under the Share Transfer Agreement and the Profit Compensation Agreement.

During the Covered Period, CDTV Holding covenants not to make cash dividends out of the Cash Consideration for an aggregate amount in excess of US$3.33 per share. Otherwise, in respect of any excess amount of cash dividends out of the Cash Consideration, CDTV Holding shall pay an equal amount to Tongda Venture as surety to secure the potential compensation payments under the Profit Compensation Agreement.

(iv) Covenants by Cinda Investment. As the controlling shareholder of Tongda Venture, Cinda Investment agrees to vote in favor of the Transaction and the appointment of the directors recommended by Golden Benefit to the board of directors of Tongda Venture following the sale of Super TV. Cinda Investment would also use its best efforts to cause Tongda Venture to make timely and full payment of the Consideration.

(v) Covenants by Tongda Venture. Subject to applicable PRC laws and regulatory requirements for listed companies, Tongda Venture agrees that it would provide certain information (including its audited and unaudited financial statements filed with the Shanghai Stock Exchange) for inclusion in CDTV Holding’s disclosure documents and communications with shareholders (including proxy statements) to CDTV Holding in its ongoing compliance with U.S. securities laws.

Conditions to Closing. The obligations of the parties to consummate the Transaction are subject to the satisfaction or waiver of the following closing conditions:

•	the approval by the shareholders and the board of directors of Tongda Venture of the Private Placement;

•	the approval by the shareholders and the board of directors of CDTV Holding of the Transaction;

•	the completion by Cinda Investment of applicable approval process with respect to the Private Placement;

•	the approval by the MOFCOM of Golden Benefit’s investment in Tongda Venture;

•	the approval by the CSRC of the Private Placement;

•	the approval by the relevant MOFCOM authority of the Transaction in respect of Super TV.

Event of Default. Where the purpose of the Share Transfer Agreement is frustrated due to any party’s non-performance or improper performance of any of its obligations hereunder, any non-breaching party may terminate that agreement, and if the breaching party causes any loss to other parties, it shall fully indemnify such loss.

Where any loss is caused to Golden Benefit due to any breach of Article 5 (in relation to corporate governance) of the Share Transfer Agreement by Cinda Investment and/or Tongda Venture, the breaching party or parties shall fully indemnify such loss.

Termination of the Share Transfer Agreement. If the sale of Super TV shall not have been consummated by December 31, 2015, unless all parties agree to extend such deadline, the Share Transfer Agreement will be automatically terminated.

Where a force majeure event and its effect last for 30 days or longer and cause a party to be unable to continue performing its obligations under the Share Transfer Agreement, any party has the right to terminate the Share Transfer Agreement.

Accounting Treatment. As a result of the sale of Super TV, the assets and liabilities of Super TV will be removed from our consolidated balance sheet, and a gain or loss that equals the difference between the fair value of the Consideration received and the book value of our ownership interest in Super TV will be recorded in respect of the sale of Super TV.

Material U.S. Federal Income Tax Consequences. If Super TV was classified as a PFIC for U.S. federal income tax purposes at any time during the holding period of a U.S. holder of ADSs or shares that is treated as owning shares in a PFIC, the sale of Super TV may cause such U.S. taxable investors to be subject to tax under the indirect disposition rules of the PFIC regime regardless of whether he or she receives any distributions in connection with the sale. Specifically, if that indirect disposition is treated as being made at a gain for U.S. federal income tax purposes, the U.S. holder would be subject to the excess distribution regime with respect to that gain even if we make no distribution to the U.S. holder with respect to the sale of Super TV.

Under these rules, if you are a U.S. holder:

•	this gain would be allocated ratably over your holding period for the ADSs,

•	the amount allocated to the taxable year in which we sell Super TV and years before Super TV was classified as a PFIC with respect to you, if there are any such years, will be taxed as ordinary income,

•	the amount allocated to each other prior year will be taxed at the highest tax rate in effect for that year, and

•	the interest charge generally applicable to underpayments of tax will be imposed in respect of the tax attributable to each such other prior year.

Special rules apply for calculating the amount of the foreign tax credit with respect to excess distributions by a PFIC. Even if you made a mark-to-market election with respect to your ADSs, this election generally would not apply to your indirect interest in Super TV.

Under the PFIC rules, if we make distributions in any single taxable year that are greater than 125% of the average annual distributions received by you in respect of the ADSs during the three preceding taxable years or, if shorter, your holding period for the ADSs, the excess would generally be subject to the same tax rules described above (i.e., the amount would be allocated ratably over your holding period for the ADSs and subject to U.S. tax in the manner described above).

U.S. holders should consult their own tax advisors about the application of the PFIC rules to the sale of Super TV, any distributions we make in connection with such sale, the interaction of the excess distribution rules as they apply to indirect dispositions with their application to actual distributions and any special U.S. tax filing requirements that may arise under the PFIC rules or otherwise as a result of these transactions.

Effects on CDTV Holding if the Sale of Super TV is Completed and Nature of CDTV Holding’s Business Following the Sale of Super TV. If the sale of Super TV is completed, we will no longer conduct our CA, Screen Cross and video-on-demand businesses. Instead, we will focus on our remaining businesses and interests, which are Cyber Cloud and our 17.24% equity interest in Tongda Venture, and also on development of new technologies in emerging fields and investments in other businesses. The assets of CDTV Holding that are currently used in connection with Cyber Cloud will not be transferred to Tongda Venture as part of the Transaction.

Following the sale of Super TV, we expect Cyber Cloud to continue to operate in our headquarters in Beijing, China.

Our reporting obligations as a SEC-registered public company will not be affected as a result of completing the sale of Super TV. However, following the sale of Super TV, our business will be smaller, and therefore we may fail to satisfy the continued listing standards of the NYSE. In the event that we are unable to satisfy the continued listing standards of the NYSE, our ADSs may be delisted from that market. See “Item 3. Key Information—D. Risk Factors—Risks Relating to the Planned Sale of Super TV—Because our business will be smaller following the sale of Super TV, there is a possibility that our ADSs may be delisted from the NYSE if we fail to satisfy its continued listing criteria.”

We also intend to continue to evaluate and potentially explore other available strategic options. We will continue to work to maximize shareholder interests with a goal of returning value to our shareholders. The sale of Super TV will not alter the rights, privileges or nature of the issued and outstanding shares of our Company. A shareholder who owns our shares or ADSs immediately prior to the closing of the sale of Super TV will continue to hold the same number of shares or ADSs immediately following the closing. Our reporting obligations as a SEC-registered public company will not be affected as a result of completing the Transaction.

The transactions contemplated by the Transaction Agreements are not a first step in a “going private” transaction under Rule 13e-3 promulgated under the Securities Exchange Act of 1934, as amended, or the Exchange Act.

Effects on CDTV Holding if the Sale of Super TV is Not Completed. If any of the closing conditions set forth in the Share Transfer Agreement are not satisfied or waived, including if Tongda Venture fails to complete the Private Placement or we are unable to obtain regulatory clearance (including with limitation by the CSRC and the MOFCOM), we will continue to conduct our CA, Screen Cross and video-on-demand businesses, and we may consider and evaluate other strategic opportunities. In such a circumstance, there can be no assurances that our continued operation of our CA, Screen Cross and video-on-demand businesses or any alternative strategic opportunities will result in the same or greater value to our shareholders as the sale of Super TV.

B.	Business Overview

Overview

We are the leading provider of CA systems to the PRC’s digital television market. Our CA systems, which consist of smart cards, head-end software for television network operators and terminal-end software for set-top box manufacturers, enable digital television network operators in the PRC to control the distribution of content and value-added services to their subscribers and block unauthorized access to their networks. As of December 31, 2014, we had installed CA systems at 436 digital television network operators in 31 of the 32 provinces, autonomous regions and centrally administered municipalities in the PRC. We were the leading vendor of smart cards for CA systems in terms of smart cards shipped in the PRC in 2014, with a market share of approximately 51.20%, according to Researchdtv. We derive a substantial majority of our revenues from sales of our smart cards, which accounted for 88.5% and 80.9% of our total revenues in 2013 and 2014, respectively. We expect that the sales of our smart cards will continue to constitute the majority of our revenues in the near future. In addition, we sell advanced digital television application software such as electronic program guides, or EPGs, and subscriber management systems, or SMSs, to digital television network operators. We are also developing and commercializing certain new solutions and products, including value-added digital television services, cloud computing technology-based digital video delivery solutions and advanced digital television terminals. Furthermore, we have been installing CA systems outside the PRC since 2010, including countries such as Myanmar, India and Venezuela.

PRC television network operators are in the process of migrating from analog to digital transmissions. We are a primary beneficiary of this transition because CA systems are an essential component of any pay-television platform. We sell our CA systems and digital television application software to PRC television network operators, including cable, mobile, satellite and terrestrial television network operators, enterprises that maintain private cable television networks within their facilities and media operators.

Our top five customers in terms of revenues in 2014 were Jiangsu Qingda, Sichuan Cable TV Network Co., Ltd., Guangdong Broadcasting TV Network Co., Ltd., Jiangxi Broadcasting TV Network Co., Ltd. and Fujian Broadcasting TV Network Co., Ltd., which in aggregate contributed 26.9% of our total revenue in 2014.

We were founded in 2004 by Dr. Zengxiang Lu and Jianhua Zhu, who had worked together since 2001 at N-T Information Engineering, one of the PRC’s earliest CA systems vendors. We purchased N-T Information Engineering’s CA systems business in 2004 and continued to build upon the strong reputation that business had achieved. We sold 15.3 million, 17.0 million and 15.6 million smart cards in 2012, 2013 and 2014, respectively, and our net revenues were US$88.7 million, US$87.2 million and US$81.5 million in 2012, 2013 and 2014, respectively. Our net income was US$5.5 million, US$22.6 million and US$19.2 million in 2012, 2013 and 2014, respectively.

Our Products and Services

Our core products and services include the following:

•	end-to-end CA systems, including smart cards, head-end software and terminal-end software;

•	other digital television application systems for television network operators; and

•	other products.

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

Our CA systems give cable television network operators the flexibility to charge subscribers on a per-channel or per-view basis, and to restrict viewers from making copies of the programs they watch. Our CA systems also support or offer the following functions:

•	Video on demand. Video on demand is a system that allows subscribers to select and watch video on demand and provides subscribers with a large subset of personal-video-reorder functions, such as pause, fast forward, slow forward and jump to previous/future frame. Television network operators need to have two-way transmission capacity in order to apply such systems, which either stream content through a set-top box for viewing in real time, or download the content to subscribers’ local storage devices for viewing at any time.

•	Near video-on-demand. Television network operators who do not yet have two-way transmission capacity, which is necessary for full-blown video on demand, can broadcast the same program repeatedly at short intervals, typically of 10 to 20 minutes, giving subscribers many choices of time to start watching the program.

•	Push video-on-demand. Television network operators who do not yet have two-way transmission capacity can record programs onto subscribers’ local storage devices based on subscribers’ instructions, giving subscribers the flexibility to watch the programs at a time of their own choice.

•	Personal video recorder. A personal video recorder, or digital video recorder, is a device that records video in a digital format to a disk drive or other memory medium within the device. Access to the contents, such as television programs, recorded in the personal video recorder is controlled by the CA system module and the smart card installed in the personal video recorder.

•	Parental control. Parents can use the set-top box to set viewing controls by creating a password that must be entered to watch television or to watch certain programs, and can block access to the system at certain hours.

•	Location control. Television network operators can authorize each smart card and set-top box to function only on the premises of the subscriber in whose name the smart card and set-top box are registered, preventing subscribers from providing their smart cards and set-top boxes to others.

•	E-wallets. Information about pre-payment by subscribers for programs or services can be recorded on their smart cards. As subscribers order programs or services, the fees are deducted from the amounts recorded on their smart cards.

•	Messaging. Network operators can communicate with their subscribers by transmitting electronic messages about bill status, rate changes and new programs and services to their subscribers’ televisions. Network operators also can allow other vendors, such as water or electricity companies, to send billing or other service messages via this messaging platform.

•	Upgrades. CA systems upgrades can be accomplished by transmitting software over the transmission network to the terminal end.

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

Smart Cards. Our smart cards are manufactured by third-party manufacturers based on our blueprints, and then are encoded by us on our premises with security codes unique to each customer. We forward the chips to smart card manufacturers in the PRC, which embed the chips in plastic cards. When we receive the cards from the smart card manufacturers, we program each one with a unique security code so that it can communicate with the CA systems of its intended network. We currently have enough equipment and trained staff to encode 100,000 smart cards on our premises during an eight-hour shift. An additional layer of security code is added at the customer’s premises using software that we install as part of our CA systems.

Our customers generally wait until after they have purchased, installed and tested our head-end CA systems software before placing purchase orders for smart cards. We may offer discounts for large smart card orders. We sold 15.3 million, 17.0 million and 15.6 million smart cards in 2012, 2013 and 2014, respectively.

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

Our head-end software also includes simulcryption software that allows network operators to install parallel CA systems from multiple vendors and transmit their programs to some subscribers using one CA system’s security codes and to other subscribers using another CA system’s security codes. Many of the cable television network operators in the PRC who use digital transmission have installed two or more CA systems sourced from different vendors in order to reduce dependency on a single vendor. Moreover, in 2003, the SAPPRFT issued a policy requiring digital cable television network operators who install non-PRC CA systems to also install a domestic CA system. Our simulcryption software and open-interface technology enable us to work with operators to install parallel CA systems, and we have integrated our CA systems with those of DVN Holdings Ltd., Sumavision Technologies Co., Ltd., Irdeto Access BV and NDS Group, among others.

As of December 31, 2014, our CA systems had been installed at 436 digital television network operators.

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

Other Digital Television Application Systems for Television Network Operators

Our other digital television application systems for television network operators primarily include SMSs, EPGs, Screen Cross and Cyber Cloud Platform.

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

As of December 31, 2014, our SMS software had been installed by 124 television network operators. Our prices vary according to the size and complexity of each customer’s network, as well as market conditions.

Electronic Program Guides. An EPG is an on-screen guide to the programs and services available to subscribers. Our EPG is a software application that is installed at the head end of a CA system and can be controlled by a remote control. Viewers can use the guide to obtain program schedules as well as information about specific programs, such as plot descriptions and the names of the cast.

As of December 31, 2014, our EPG software had been installed by 247 television network operators. Our EPG software may be sold together with our CA systems, but it is also compatible with the CA systems of other vendors. When we sell our EPGs packaged with our CA systems, we provide the same maintenance terms as for the CA systems. Our prices vary according to the size and complexity of each customer’s network, as well as market conditions.

Screen Cross. A Screen Cross is a digital television broadcast system developed for mobile devices. It transmits digital television programs through channels in the digital television broadcast system to the Screen Cross gateway, then to mobile devices through wireless local area network, or WLAN. As of December 31, 2014, 17 television network operators from 14 provinces in China had purchased head-end and terminal-end Screen Cross products.

Cyber Cloud Platform. Our Cyber Cloud Platform provides cloud computing technology-based digital video delivery solutions to television network operators. The working principle of this service is that end users’ requests are processed on centralized servers known as the “cloud,” with content and solutions delivered through the network in the form of audio and video streams that are decoded and presented by the terminal to the end users.

Our Cyber Cloud Platform enables television network operators to use their two-way set-top boxes that have already been installed to run a large number of value-added applications, such as video games, 3D games, educational applications, and business service applications, which are accessible on smart phones, tablet computers, personal computers, Internet TVs and other devices.

As of December 31, 2014, we have entered into cooperation agreements with over 20 well-known television network operators.

Other Products

We sell other products sourced from third party suppliers, such as surface mounted device chips.

Surface mounted device chips. Surface mounted device chips are of similar function as smart cards, except that surface mounted device chips are not embedded in plastic cards. Surface mounted device chips may be packed in different forms and are widely used in different kinds of terminals. We sold 1.8 million, 0.3 million and 1.0 million surface mounted device chips in 2012, 2013 and 2014, respectively.

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

As of December 31, 2014, we had a total of 52 technicians and engineers located in Beijing and two other cities available 24 hours a day to respond to customer requests for information and assistance. Our two regional service centers are strategically located in eastern (Hangzhou) and southern (Nanhai) China. Each service center maintains a 24-hour telephone hotline. Upon receiving a call for assistance, our technical support employees first attempt to identify and resolve the problem over the telephone or by accessing the software remotely, and then arrange a site visit if necessary. In addition, each customer is assigned a project manager who oversees the initial software installation and remains primarily responsible for ensuring that after-sale requests for assistance are handled promptly.

Sales and Marketing

As of December 31, 2014, we had 153 full-time sales personnel. We maintain regular contact with our customer base through contacts at industry forums and sales visits, and use these opportunities to educate them about digital television systems. We actively monitor which operators are moving towards digitalization, and when we learn that a particular operator is planning to launch a digital network, we target that operator for more frequent contact by our sales and technical personnel. We compensate our sales personnel by means of base salaries and performance bonuses.

We also cooperate informally with other providers of digital television software and hardware with whom we do not compete, such as set-top box manufacturers, to promote each other’s products to our respective customers, and thereby benefit from each other’s marketing efforts.

Jiangsu Qingda, a Nanjing-based company, is our exclusive distributor for CA systems and smart cards in Jiangsu Province in eastern China. Jiangsu Qingda also provides after-sales technical support and maintenance services for our customers in Jiangsu Province. We entered into a 13-year distribution contract with Jiangsu Qingda effective January 1, 2007. We account for revenues contributed by Jiangsu Qingda in the same way as revenues from our customers who are television network operators. Jiangsu Qingda was our largest contributor to revenues in 2012, 2013 and 2014. In addition to Jiangsu Qingda, we also engage fee-based sales agents to assist us in selling and maintaining our CA systems and smart cards in designated regions or to designated customers. Such sales agents also provide certain related services, including gathering market intelligence regarding potential customers and pricing information in the relevant market.

Customers

Our primary customers are cable television network operators. We sell our products and services to networks of all sizes. Our top five customers in 2014 were Jiangsu Qingda, Sichuan Cable TV Network Co., Ltd., Guangdong Broadcasting TV Network Co., Ltd., Jiangxi Broadcasting TV Network Co., Ltd. and Fujian Broadcasting TV Network Co., Ltd., which contributed 6.4%, 5.7%, 5.6%, 5.0% and 4.2%, respectively, to our total revenues for the year.

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

As most cable television network operators in the PRC are state-owned, they are required to follow a public bidding process for major purchases. As a result, the majority of our CA systems sales are made pursuant to a formal bid process. In such cases, the network operator generally submits its CA systems requirements to a state-owned bidding company, which posts a request for bids on its website and specifies the necessary financial and technical qualifications of bidders. We are generally required to accompany our bid with a cash deposit, which generally is from US$300 to US$117,000 and which is refundable in full if we fail to win the sales contract. If we succeed in winning the contract, some network operators require that we leave our deposit in their account until we have installed and tested our software and the network operator has signed a certificate of acceptance. The time from when a request for bids is posted until a winner is selected is usually one to two months.

Our customers also include set-top box manufacturers, to whom we license terminal-end software for our CA systems. More than 150 set-top box manufacturers in the PRC, including Shenzhen Jiuzhou Electric Co., Ltd., Shenzhen Skyworth Digital Technology Co., Ltd., Shenzhen Coship Electronics Co., Ltd., Sichuan Changhong Network Technology Co., Ltd. and Huawei Technologies Co., Ltd., have installed our terminal-end software in their set-top boxes.

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

We have arrangements with a number of smart-card manufacturers, including China Electronics, the China Sciences Group and Beijing Sanyou Hengrui Technology Co., Ltd., to embed the computer chips into plastic cards. We currently maintain a one-year contract with each of the manufacturers that guarantees us a volume-based price discount for each purchase order and requires the manufacturer to fulfill our orders in accordance with an agreed schedule. Our contracts with the manufacturers require them to meet the ISO-7816 standard for card readability. In addition, we believe that there are numerous alternative smart-card manufacturers from whom we would be able to obtain smart cards if any of our current suppliers were unable to meet our needs.

For more information about risks relating to our relationships with our suppliers, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—We generally do not have long-term contracts with suppliers of computer chips or the companies that manufacture our smart cards. If any of our computer chip suppliers or smart-card manufacturers is unable to fulfill our orders in time or at all, we may be unable to deliver smart cards to our customers.”

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

According to Researchdtv, we were the leader in the PRC CA systems market in 2013 and 2014. According to Researchdtv, in 2014, we had an approximately 51.20% market share based on the number of smart cards shipped, followed by DVN Holdings Ltd. with approximately 17.58% market share, Sumavision Technologies Co., Ltd. with approximately 11.51% market share, Irdeto Access B.V. with approximately 7.68% market share, NDS Limited with approximately 6.12% market share and others accounting for the remaining 5.91%. For more information about risks relating to our competitors, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—We face intense competition, which could reduce our market share and harm our financial performance.”

Research and Development

Our success to date has in large part resulted from our strong research and development capabilities. As of December 31, 2014, our research and development team consisted of 362 employees, compared to 419 as of December 31, 2013 and 439 as of December 31, 2012. Our research and development expenses increased from US$17.4 million in 2012 to US$19.3 million in 2013, and decreased to US$17.3 million in 2014.

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

Our research and development personnel focus our research on: (1) actively seeking ways to improve the security and reliability of our CA systems, as well as to prevent content theft at other stages of the television network operators’ chain of transmission; (2) adapting our CA systems for use on new television platforms, such as satellite television, mobile television, IPTV and Internet TV; (3) enhancing our CA systems to support applications such as video-on-demand, near video-on-demand, push video-on-demand and personal video recorders; (4) developing new value-added services that will enhance operator revenues; (5) enhancing Screen Cross to extend television services to mobile phones, tablet computers and other devices, with content protection; (6) developing a new line of products and technologies, including digital rights management products that allow content providers to control the way their content is distributed and reproduced, such as advanced digital television terminals; (7) applying cloud computing to television applications; and (8) developing our CA systems for use outside the PRC.

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

As of December 31, 2014, we had a total of 93 patents issued and 77 pending patent applications in the PRC. Our issued patents and pending patent applications relate primarily to digital transmission technologies, encryption and decryption technologies, technologies relating to the production of set-top boxes and smart cards and technologies relating to value-added services. We have also completed copyright registration of 109 software programs relating to digital television in the PRC.

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

As of December 31, 2014, we owned 63 trademarks, 53 of which are registered trademarks and 10 of which are in the process of being registered. We have 23 registered domain names, five of which were filed with the Ministry of Industry and Information Technology, or MIIT, including novel-supertv.com and chinadtv.cn.

Insurance

In 2014, we purchased short-term export credit insurance policies to cover the credit risks we bear in collecting proceeds from certain customers located in overseas markets. Other than these insurance policies, we do not maintain any business insurance or key-man insurance. Insurance companies in the PRC offer limited business insurance products and, to our knowledge, offer limited business liability insurance. While business disruption insurance is available to a limited extent in the PRC, we have determined that the risks of disruption, cost of such insurance and the difficulties associated with acquiring such insurance on commercially reasonable terms make it impractical for us to have such insurance. As a result, we do not have any business liability, disruption or litigation insurance coverage for our operations in the PRC. We also generally do not maintain property insurance, except for insurance that covers the company automobiles.

Employees

We had 778, 722 and 680 full-time employees as of December 31, 2012, 2013 and 2014, respectively. We have no part-time employees. Substantially all of our employees are located in the PRC. The table below shows the number of employees categorized by business area and as a percentage of our workforce as of December 31, 2012, 2013 and 2014:

	As of December 31, 2012		As of December 31, 2013		As of December 31, 2014
	Number	%	Number	%	Number	%
Research and development	439	56.4%	419	58.0%	362	53.2%
Technical service	58	7.4	51	7.1	53	7.8
Sales and marketing	168	21.6	145	20.1	153	22.5
General and administration	83	10.7	78	10.8	82	12.1
Smart card production	30	3.9	29	4.0	30	4.4

Total	778	100.0%	722	100.0%	680	100.0%

As required by applicable PRC regulations, we participate in various employee benefit plans that are organized by municipal and provincial governments, including housing, pension, medical and unemployment benefit plans. We are required under PRC law to make contributions to the employee benefit plans at specified percentages of the salaries, bonuses and certain allowances of our employees, up to a maximum amount specified by the local government from time to time. Members of the retirement plan are entitled to a pension equal to a fixed proportion of the salary prevailing at the member’s retirement date. The total contributions made to employee benefit plans in 2012, 2013 and 2014 were approximately US$5.0 million, US$5.7 million and US$5.8 million, respectively.

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

A company generally is only allowed to produce and/or sell encryption products that have adopted the algorithms designated by the Encryption Bureau and such products shall also be certified by the Encryption Bureau. The Encryption Bureau did not initially designate algorithms for CA systems until 2007, and a final and official designation still remains pending. As a result, like many other vendors of CA systems in the PRC, N-S Digital TV has been making and selling CA systems using algorithms other than those initially designated by the Encryption Bureau. Based on our consultation with the Encryption Bureau, we have no reason to believe, given that N-S Digital TV commenced its CA systems business when the initially designated algorithms were not yet available, that the Encryption Bureau would impose any sanctions against N-S Digital TV for not using initially designated algorithms in the past. In addition, since the Encryption Bureau did not initially designate any algorithms for CA systems until 2007 with a final and official designation pending, and algorithms for CA systems other than those initially designated by the Encryption Bureau have been widely used and accepted in the market, the PRC government has allowed vendors of CA systems a transition period, of a duration yet to be determined at its sole discretion, during which such vendors, including N-S Digital TV, may continue to produce and sell CA systems without using government-designated algorithms. The PRC government may require vendors of CA systems to adopt the algorithms to be finally and officially designated by the authority at the expiration of such transition period or at any time during the transition period.

In addition, a company engaging in the encryption-related business is subject to certain licensing requirements. For example, a company engaging in the production of commercial encryption products must obtain a production license from the Encryption Bureau, and a company engaging in the sale and distribution of commercial encryption products must obtain a sales license. In addition, a company engaging in research and development of commercial encryption systems, protocols, algorithms or technical standards shall obtain a license for research and development from the Encryption Bureau. To obtain such licenses, a company must meet requirements established by the Encryption Bureau, among other things, with respect to its technological capabilities, its equipment, its production and quality control processes, the level of security of its algorithms and the qualifications of its employees. Furthermore, both importing and exporting products or equipment containing encryption technologies are subject to the prior approval of the Encryption Bureau.

In the opinion of Han Kun, our PRC counsel, the business of N-S Digital TV does not require a license for research and development. N-S Digital TV has engaged in the production and sale of encryption products since its establishment in May 2004, but it did not obtain the license for the production of encryption products until June 2006, which was renewed in May 2009 and June 2012, and the license for the sale of encryption products until September 2008, which was renewed in September 2011 and September 2014. For risks relating to the potential legal penalties against N-S Digital TV for its operations prior to its obtaining the production and sales licenses, see “Item 3. Key Information—D. Risk Factors—Risk Relating to Our Business and Industry—N-S Digital TV may be deemed not to be in full compliance with certain legal regulatory requirements relating to the production, sale and export of encryption products, and the relevant PRC government authorities could require N-S Digital TV to cease such activities and impose administrative penalties including fines, which could have a material adverse effect on our business, financial condition and results of operations.”

Furthermore, the Administrative Regulation for Commercial Cryptogram and the Provisions on the Administration of the Use of Commercial Encryption Products, which became effective in October 1999 and May 2007, respectively, allow users to use only encryption products that are certified by the encryption authority and purchased from vendors who hold an encryption product sales license. Our CA systems that we currently produce and sell have not been certified by the Encryption Bureau because we have not adopted the government-designated algorithms for those CA systems. We believe that because, in practice, the PRC government has allowed a transition period, of a duration yet to be determined at its sole discretion, for us to adopt the algorithms to be finally and officially designated by the authority, it is unlikely that the government will enforce the above-mentioned regulatory requirements with respect to the use or purchase of our CA systems during that transition period. See also “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—Enforcement of certain PRC regulatory requirements regarding the use of encryption products may prevent prospective customers from purchasing our CA systems.”

Although foreign-invested enterprises incorporated in the PRC, such as our subsidiary, Super TV, are not expressly prohibited from conducting encryption-related business, they may have difficulties obtaining the licenses or permits required for conducting such business from the Encryption Bureau due to the Encryption Bureau’s generally restrictive approach towards foreign participation in the PRC encryption industry. In light of the above, at the time of the Company’s initial public offering, we established and controlled, through contractual arrangements, N-S Digital TV to conduct our CA system business, and obtained the license for the production and sales of commercial encryption products required for our business. In order to consummate the sale of Super TV to Tongda Venture and meet the CSRC’s approval requirements that, among other things, require that the assets of a China-listed company generally be held and owned by it or its subsidiaries while the contractual arrangements may not be accepted, our contractual arrangements with N-S Digital TV and its nominee shareholders were terminated, and the 100% equity interest in N-S Digital TV formerly held by the nominee shareholders was transferred to Super TV in June 2014. As a result, N-S Digital TV has become Super TV’s subsidiary, a subsidiary of a foreign-invested company. If the Encryption Bureau determines that the ownership structure of N-S Digital TV is contrary to its generally restrictive approach towards foreign participation in the PRC encryption industry, it may reconsider N-S Digital TV’s eligibility to hold the license to produce and sell commercial encryption products. The Encryption Bureau may revoke, or refuse to renew, N-S Digital TV’s licenses to produce and sell commercial encryption products, or refuse to grant any other encryption-related license that may be required for our business in the future. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—The structure for operating our business may result in the relevant PRC government regulators revoking or refusing to renew N-S Digital TV’s licenses for the production and sale of commercial encryption products, or refusing to issue any other license required to engage in an encryption-related business” and “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—N-S Digital TV may be deemed not to be in full compliance with certain legal regulatory requirements relating to the production, sale and export of encryption products, and the relevant PRC government authorities could require N-S Digital TV to cease such activities and impose administrative penalties including fines, which could have a material adverse effect on our business, financial condition and results of operations.”

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

Cable television network operators are subject to the laws, rules and regulations promulgated from time to time by the State Council, the SAPPRFT and other ministries and government departments. These regulations include the Administrative Regulations for Television Broadcasting promulgated by the State Council in 1997, the Interim Measures regarding the Management of Cable TV promulgated by a predecessor government agency of the SAPPRFT in 1990 and amended in January 2011, and the Measures Concerning Network Access Certification of Broadcasting and Television Equipment, which became effective on August 1, 2004. Under these laws, rules and regulations:

•	the establishment of a television station or cable television network requires the approval of the SAPPRFT or its relevant local branch;

•	the establishment of a digital pay-television channel requires the approval of the SAPPRFT;

•	basic cable television subscription rates are set by local governments and may not be increased without a public hearing;

•	cable television networks must be designed, constructed and installed by institutions or companies that meet the qualifications set by the SAPPRFT;

•	each province and municipality, respectively, can have only one provincial or municipal cable television network; and

•	various restrictions on television programming must be complied with, including a requirement that television operators shall procure programs only from licensed production companies.

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

According to a policy introduced by the SAPPRFT in 2003 and the Policies to Encourage the Development of Digital TV Industry jointly promulgated by SAPPRFT and other government authorities in January 2008, any cable network operator that uses a non-PRC CA system should use such non-PRC CA system together with a PRC CA system when transmitting broadcasting signals. To satisfy this requirement, a cable network operator that uses a non-PRC CA system must install a parallel PRC CA system. Under these policies, vendors of non-PRC CA systems may sell only to cable network operators that have already installed a PRC CA system or who are willing to purchase a parallel PRC CA system. This may result in a competitive disadvantage for vendors of non-PRC CA systems relative to vendors of PRC CA systems. Such policies do not expressly indicate whether the CA systems produced by a foreign-invested company incorporated in the PRC, such as our subsidiary, Super TV, fall into the category of non-PRC CA systems. In light of this ambiguity, at the time of the Company’s initial public offering, we had established N-S Digital TV, which was wholly owned by PRC citizens, to produce and sell our CA systems. In June 2014, our contractual arrangements with N-S Digital TV and its shareholders were terminated, and the 100% equity interest in N-S Digital TV was transferred to Super TV. There are substantial uncertainties regarding the interpretation and application of the above-described PRC government policies and relevant PRC laws, rules and regulations. Accordingly, the PRC government may determine that N-S Digital TV is a vendor of non-PRC CA systems because N-S Digital TV is a wholly-owned subsidiary of Super TV, a foreign-invested enterprise, and cable network operators may cancel their orders for our CA systems to avoid being required to install a parallel PRC CA system, and we may also lose potential customers who are not willing, or have no plan, to install a parallel PRC CA system for economic or other reasons. As a result, our business, financial condition and results of operations could be materially and adversely affected. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—If the PRC government determines that N-S Digital TV is a vendor of non-PRC CA systems by virtue of it being a subsidiary of a foreign-invested company, we could face difficulty selling our CA systems in the PRC.”

Software Products Registration

On March 5, 2009, the MIIT issued the Measures Concerning Software Products Administration, or Software Measures, which became effective on April 10, 2009 and superseded the prior measures issued in 2000, to regulate software products and promote the development of the software industry in the PRC.

In order to manufacture software products, a software producer must possess the copyright of such software or have obtained a license from a legitimate copyright owner or licensor in connection with such software. Software producers must censor the content of their software products. Software developers or producers are allowed to sell or license their registered software products independently or through agents. Software products developed in the PRC may be registered with the local provincial government authorities in charge of the information industry and filed with the MIIT. If no objection is raised within seven business days from the date of the public announcement made by the MIIT after its receipt of the filing, the software products shall be granted registration certificates. Each registration certificate is valid for five years and may be renewed upon expiration. Registered software products may be qualified for certain tax and other preferential treatments under the industrial policies. The MIIT and other relevant departments may carry out supervision and inspection over the development, production, operation and importing and exporting of software products in the PRC. As of December 31, 2014, we had 36 registered software products.

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

Under the Regulations of Settlement, Sale and Payment of Foreign Exchange, foreign-invested enterprises may only buy, sell or remit foreign currencies at those banks authorized to conduct foreign exchange business after providing valid commercial documents and, in the case of capital account item transactions, obtaining approval from the SAFE. Capital investments by foreign-invested enterprises outside the PRC are also subject to limitations, which include approvals by the MOFCOM, the SAFE and the National Development and Reform Commission.

On February 28, 2015, the SAFE promulgated the Notice on Further Simplifying and Improving Foreign Exchange Policy on Direct Investment, or SAFE Notice 13, which will become effective on June 1, 2015. After SAFE Notice 13 becomes effective, instead of applying for approvals regarding foreign exchange registrations of foreign direct investment and overseas direct investment from the SAFE as required under current laws, entities and individuals will be required to apply for such foreign exchange registrations from qualified banks. The qualified banks, under the supervision of the SAFE, will directly examine the applications and conduct the registration.

Stock Incentive Plans

On December 25, 2006, the People’s Bank of China issued the Administrative Measures on Individual Foreign Exchange Control, and on January 5, 2007, the SAFE issued the Implementation Rules of the Administrative Measures on Individual Foreign Exchange Control, both of which became effective on February 1, 2007. Under these regulations, all foreign exchange matters involved in employee share ownership plans, share option plans and other equity incentive plans participated in by PRC individuals are to be transacted upon the approval of the SAFE or its authorized branches.

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

Dividend Distribution

The principal regulations governing distribution of dividends paid by wholly foreign-owned enterprises include:

•	Wholly Foreign-Owned Enterprise Law (1986), as amended in 2000 and 2014; and

•	Wholly Foreign-Owned Enterprise Law Implementation Rules (1990), as amended in 2001 and 2014.

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

Regulation of Foreign Exchange in Certain Onshore and Offshore Transactions

In July 2014, the SAFE issued SAFE Notice 37, to replace the Notice on Relevant Issues Concerning Foreign Exchange Administration for PRC Residents Engaging in Financing and Roundtrip Investments via Overseas Special Purpose Vehicles, or SAFE Notice 75. SAFE Notice 37 provides that PRC residents, whether natural or legal persons, must register with the relevant local SAFE branch in connection with establishing or taking control of an offshore entity established for the purpose of overseas equity financing involving legitimate onshore or offshore assets or equity interests held by them. The term “PRC legal person residents” as used in the SAFE regulations refers to those entities with legal person status or other economic organizations established within the territory of the PRC. The term “PRC natural person residents” as used in the SAFE regulations includes all PRC citizens and all other natural persons, including foreigners, who habitually reside in the PRC for economic benefit.

PRC residents are also required to complete amended registrations or filing with the local SAFE branch after any material change in the shareholding or capital of the offshore entity, such as changes of basic information, increase or decrease in investment amount, share transfers or exchanges, and mergers or divisions. On February 28, 2015, the SAFE promulgated the Notice on Further Simplifying and Improving Foreign Exchange Policy on Direct Investment, or SAFE Notice 13, which will become effective on June 1, 2015. After SAFE Notice 13 becomes effective, instead of applying for approvals regarding foreign exchange registrations of foreign direct investment and overseas direct investment from the SAFE as required under current laws, entities and individuals will be required to apply for such foreign exchange registrations, including those required under SAFE Notice 37, from qualified banks. The qualified banks, under the supervision of the SAFE, will directly examine the applications and conduct the registration.

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

Regulation of Overseas Listings

On August 8, 2006, six PRC regulatory agencies, including the MOFCOM, the SASAC, the SAT, the SAIC, the CSRC and the SAFE, jointly adopted the M&A Rules, which became effective on September 8, 2006 and were amended on June 22, 2009. The M&A Rules, among other things, include provisions that purport to require that an offshore special purpose vehicle formed for the purpose of an overseas listing of securities in a PRC company and controlled directly or indirectly by PRC companies or individuals obtain the approval of the CSRC prior to the listing and trading of such special purpose vehicle’s securities on an overseas stock exchange.

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

Regulations on PRC Foreign Investment

The MOFCOM published the draft Foreign Investment Law in January 2015, aiming to, upon its enactment, replace the trio of existing laws regulating foreign investment in China, namely, the Sino-foreign Equity Joint Venture Enterprise Law, the Sino-foreign Cooperative Joint Venture Enterprise Law and the Wholly Foreign-invested Enterprise Law, together with their implementation rules and ancillary regulations. The draft Foreign Investment Law embodies an expected PRC regulatory trend to rationalize its foreign investment regulatory regime in line with prevailing international practice and the legislative efforts to unify the corporate legal requirements for both foreign and domestic investments. The MOFCOM is currently soliciting comments on this draft and substantial uncertainties exist with respect to its enactment timetable, interpretation and implementation. The draft Foreign Investment Law, if enacted as proposed, may materially impact the viability of our current corporate structure, corporate governance and business operations in many aspects.

Among other things, the draft Foreign Investment Law expands the definition of foreign investment and introduces the principle of “actual control” in determining whether a company should be treated as a foreign-invested enterprise, or an FIE. According to the definition set forth in the draft Foreign Investment Law, FIEs shall refer to enterprises established in China pursuant to PRC laws that are solely or partially invested by foreign investors. The draft Foreign Investment Law specifically provides that entities established in China (without direct foreign share ownership) but “controlled” by foreign investors, via contracts or trust, for example, will be treated as FIEs. Once an entity falls within the definition of FIE, it may be subject to foreign investment restrictions or prohibitions set forth in a “negative list” to be separately issued by the State Council at a later date. If the underlying business of an FIE is subject to foreign investment restrictions, it needs to go through a market entry clearance process carried out by the MOFCOM before the FIE can be established. If the underlying business of the FIE is subject to foreign investment prohibitions, it may not enter such business in China. However, an FIE, during the market entry clearance process, may apply in writing to be treated as a PRC domestic enterprise if its foreign investor(s) is/are “controlled” by PRC government authorities and its affiliates and/or PRC citizens. In this connection, “control” is broadly defined in the draft law to cover the following summarized categories: (i) holding 50% of more of the voting rights of the subject entity; (ii) holding less than 50% of the voting rights of the subject entity but having the power to secure at least 50% of the seats on the board or other equivalent decision-making bodies, or having the voting power to exert material influence on the board, the shareholders’ meeting or other equivalent decision-making bodies; or (iii) having the power to exert decisive influence, via contractual or trust arrangements, over the subject entity’s operations, financial matters or other key aspects of business operations.

The draft also emphasizes the security review requirements, whereby all foreign investments concerning national security must be reviewed and approved in accordance with the security review procedure. In addition, the draft imposes stringent ad hoc and periodic information reporting requirements on foreign investors and applicable FIEs. In addition to investment implementation reports and investment amendment reports, which are required for each investment and alteration of investment specifics, an annual report is mandatory, and large foreign investors meeting certain criteria are required to report on a quarterly basis. Any company found to be non-compliant with these information reporting obligations may potentially be subject to fines and/or administrative or criminal liabilities, and the persons directly responsible may be subject to criminal liabilities.

The draft is now open for public review and comments. It is still uncertain when the draft would be signed into law and whether the final version would have any substantial changes from the draft. When the Foreign Investment Law becomes effective, the trio of existing laws regulating foreign investment in China, namely, the Sino-foreign Equity Joint Venture Enterprise Law, the Sino-foreign Cooperative Joint Venture Enterprise Law and the Wholly Foreign-invested Enterprise Law, together with their implementation rules and ancillary regulations, will be abolished.

C.	Organizational Structure

We are a Cayman Islands holding company and conduct substantially all of our business through our operating subsidiaries in the PRC. We own 100% of the equity interest of CDTV BVI, a BVI holding company, that directly owns 100% of the equity interest of Golden Benefit and CSM Holdings, each a Hong Kong holding company. Golden Benefit directly owns 100% of the equity interest of Super TV, which owns 100% of the equity interest in N-S Digital TV. CSM Holdings directly owns a 100% and 75% equity interest in N-S Information Technology and Cyber Cloud, respectively. N-S Information Technology holds a 46.9%, 100% and 100% equity interest in Joysee, N-S Media Investment and Shibo Movie, respectively. And Cyber Cloud holds a 100% equity interest in Xinsi Yijia.

The following diagram illustrates our corporate structure as of the date of this annual report:

N-T Information Engineering was established by Tsinghua Enterprise Group, a company affiliated with Tsinghua University, and Hong Kong-based Tsinghua Novel Hi-Tech Investment Holding Ltd. in July 1998, and initially focused on developing, producing and selling digital data broadcasting equipment for cable television operators. In December 2002, N-T Information Engineering completed its acquisition of the CA systems-related assets of Tsinghua Tongfang. In March 2004, CDTV BVI was incorporated as a holding company in the BVI. Following the establishment of CDTV BVI, we restructured our operations in connection with an investment by SAIF. As part of this restructuring, we established Super TV, a wholly-owned subsidiary of CDTV BVI, on May 31, 2004. On the same day, N-S Digital TV was also established. In June 2004, N-S Digital TV acquired from N-T Information Engineering its smart card and CA systems business and, in August 2006, N-S Digital TV acquired from N-T Information Engineering its set-top box design business. In April 2007, a new holding company, CDTV Holding, was established in the Cayman Islands. In May 2007, CDTV BVI executed a 40-for-1 share split of its ordinary shares and Series A preferred shares. Following this share split, the shareholders of CDTV BVI exchanged all of their shares of CDTV BVI for shares of CDTV Holding in proportion to their percentage interest in CDTV BVI. As a result, CDTV BVI became a wholly-owned subsidiary of CDTV Holding. As a result of a series of transactions over the years, Tianxing Wang, Lei Zhang, Shizhou Shen and Wenjun Wang in aggregate owned all of the equity interest of N-S Digital TV.

In order to benefit from the tax arrangement between the PRC and Hong Kong, in December 2007, CDTV BVI acquired Golden Benefit, a company incorporated in Hong Kong, for a nominal consideration, and transferred its 100% equity interest in Super TV to Golden Benefit. See “Item 3. Key Information—D. Risk Factors—Risks Relating to the People’s Republic of China—We may be subject to PRC income tax on our global income, or dividends we receive from our PRC subsidiary may be subject to PRC withholding tax, depending on whether we are recognized as a resident enterprise in the PRC” and “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Taxes and Incentives—Tax Arrangement between the PRC and Hong Kong.”

In December 2007, Super TV established a wholly-owned subsidiary, N-S Media Investment, and transferred the equity interest of N-S Media Investment to N-S Information Technology in June 2014. In February 2008, CDTV BVI established a wholly-owned subsidiary, CSM Holdings, in Hong Kong. In July 2010, we established N-S Investment Holdings, a wholly-owned subsidiary of Super TV, in the PRC. In June 2014, N-S Investment Holdings was renamed N-S Information Technology, and Super TV transferred its 100% equity interest in N-S Information Technology to CSM Holdings.

In January 2011, we established Cyber Cloud, a subsidiary in which Super TV holds a 90% equity interest, in the PRC. Pursuant to a series of agreements dated April 30, 2014, Cyber Cloud acquired 100% equity interest in Xinsi Yijia from Yuewu Yuntian and Holch Capital, and in exchange, Yuewu Yuntian and Holch Capital obtained certain noncontrolling interests in Cyber Cloud. Moreover, Super TV transferred its remaining equity interest in Cyber Cloud to CSM Holdings. As a result of these transactions, CSM Holdings, Yuewu Yuntian and Holch Capital held 75%, 15% and 10% of the equity interest in Cyber Cloud, respectively. Dingyuan is controlled by Xinsi Yijia through a series of contractual arrangements. Joysee was established in May 2011, and as a result of a series of equity transactions, N-S Information Technology owns a 46.9% equity interest in Joysee. In September 2011, we established Super Movie, a subsidiary in the PRC in which Super TV holds a 90% equity interest. Super Movie was later dissolved in November 2013. Shibo Movie was established in February 2012 as a joint venture of Super TV and became wholly owned by N-S Information Technology upon completion of a series of equity transactions in June 2014. See “Item 4. Information on the Company—A. History and Development of the Company—Our Investments and Acquisitions.”

Any cable network operator who uses a non-PRC CA system is required under a policy promulgated by the SAPPRFT to install a parallel PRC CA system. Under this policy, vendors of non-PRC CA systems may sell only to cable network operators who have already installed a PRC CA system or are willing to purchase a parallel PRC CA system. This may result in a competitive disadvantage for vendors of non-PRC CA systems relative to vendors of PRC CA systems. Such policy does not expressly indicate whether the CA systems produced by a foreign-invested company incorporated in the PRC, such as our subsidiary Super TV, fall into the category of non-PRC CA systems. In light of this ambiguity, we established N-S Digital TV in May 2004, which was incorporated in the PRC and wholly owned by PRC citizens, to produce and sell our CA systems to avoid our CA systems being deemed as non-PRC CA systems. We conduct a significant portion of our operations through N-S Digital TV. Prior to June 2014, we did not directly or indirectly have any equity interest in N-S Digital TV, but Super TV, our wholly-owned subsidiary in the PRC, had entered into a series of contractual arrangements with N-S Digital TV and its shareholders. As a result of these contractual arrangements, we were considered the primary beneficiary of N-S Digital TV and, accordingly, we consolidated N-S Digital TV’s results of operations in our financial statements.

Super TV mainly engages in supplying software products relating to smart cards to N-S Digital TV, providing technical support and related services to N-S Digital TV, and developing technology for use by N-S Digital TV. Specifically, Super TV and N-S Digital TV had entered into the following contracts:

•	a products and software purchase agreement, pursuant to which N-S Digital TV purchased from Super TV all software products relating to smart cards required for N-S Digital TV’s CA systems;

•	a technical support and related services agreement, pursuant to which Super TV exclusively provided N-S Digital TV and/or its customers with technical support, technical training, personnel services in connection with N-S Digital TV’s marketing activities and services relating to the maintenance and optimization for the products and software of N-S Digital TV’s customers at N-S Digital TV’s request;

•	a technology license agreement, pursuant to which N-S Digital TV granted Super TV, free of charge, an exclusive license to use certain software copyrights, patents, unpatentable technologies and technical secrets relating to the digital television business that was transferred from N-T Information Engineering to N-S Digital TV; and

•	a technology development agreement, pursuant to which N-S Digital TV engaged Super TV to develop all technology required by N-S Digital TV or its customers.

In addition, Super TV had entered into the following agreements with N-S Digital TV and its shareholders that provided us with the ability to control N-S Digital TV, which were subsequently terminated on June 20, 2014:

•	Equity Transfer Option Agreement, pursuant to which the shareholders of N-S Digital TV had jointly granted Super TV or its designated party an exclusive and irrevocable option to purchase all of their equity interests in N-S Digital TV at any time, and, without Super TV’s prior written consent, the shareholders of N-S Digital TV were not permitted to: (1) transfer or pledge their equity interests in N-S Digital TV; (2) cause N-S Digital TV to issue new shares; (3) receive any dividends, loan interest or other benefits from N-S Digital TV; or (4) make any material adjustment or change to N-S Digital TV’s business or operations;

•	Business Operating Agreement, pursuant to which N-S Digital TV and its shareholders agreed to: (1) accept the policies and guidelines furnished by Super TV with respect to the hiring and dismissal of employees, the operational management and financial system of N-S Digital TV; (2) appoint the candidates recommended by Super TV as directors of N-S Digital TV and appoint the senior management personnel of Super TV as the general manager, chief financial officer and other senior officers of N-S Digital TV based on Super TV’s recommendations; (3) replace or remove a director or senior management personnel of N-S Digital TV upon Super TV’s request; and (4) seek a guarantee from Super TV first when any guarantee is required to secure performance by N-S Digital TV of any contract or working capital loans borrowed by N-S Digital TV;

•	loan agreements, pursuant to which each shareholder of N-S Digital TV had obtained loans from Super TV to fund its contribution to N-S Digital TV’s registered capital and had agreed to: (1) not repay the loan prior to the termination date of the relevant loan agreement, unless so requested by Super TV; and (2) only repay the loan by (i) transferring all its equity interests in N-S Digital TV to Super TV or any third party designated by Super TV and (ii) paying Super TV with the entire proceeds obtained by it from such transfer;

•	powers of attorney, pursuant to which each shareholder of N-S Digital TV had irrevocably appointed Super TV or one of its directors as their attorneys-in-fact to exercise all its voting rights as shareholders of N-S Digital TV; and

•	share pledge agreements, pursuant to which each shareholder of N-S Digital TV had pledged all of its respective equity interests in N-S Digital TV to Super TV to secure the performance of its and N-S Digital TV’s obligations under certain contractual arrangements between N-S Digital TV and/or its shareholders and Super TV.

For a more detailed description of these contractual agreements, see “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Super TV and N-S Digital TV Arrangements” and “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Shareholder Rights and Corporate Governance.”

D.	Property, Plants and Equipment

We currently maintain our headquarters and most of our operations at Jingmeng High-Tech Building B, 4th Floor, No. 5 Shangdi East Road, Haidian District, Beijing 100085, PRC, where we lease 7,747 square meters of office space pursuant to seven short-term lease agreements with the same landlord for separate portions of the total space. The seven lease agreements are: (1) a lease agreement of N-S Digital TV with respect to an aggregate area of 1,138 square meters for its operational use; (2) a lease agreement of Super TV with respect to an aggregate area of 1,984 square meters for its operational use and an aggregate area of 140 square meters for storage; (3) a lease agreement of N-S Information Technology with respect to an area of 2,655 square meters for its operational use; (4) a lease agreement of N-S Information Technology with respect to an area of 480 square meters for its operational use; (5) a lease agreement of Cyber Cloud with respect to an area of 878 square meters for its operational use; (6) a lease agreement of Xinsi Yijia with respect to an area of 236 square meters for its operational use; and (7) a lease agreement of Dingyuan with respect to an area of 236 square meters for its operational use. All the lease agreements expired in April 2015. We intend to continue leasing the forgoing space and are currently in the process of finalizing the relevant leasing arrangements with the landlord. In addition, the manufacturing department of N-S Digital TV is located at Building 4, 2nd Floor, No. 7 Yuexiu Road, Haidian District, Beijing. N-S Digital TV has entered into a lease agreement with another landlord with respect to an aggregate area of 618 square meters for its manufacturing use. That lease agreement will expire in 2016.

In addition, we lease office space for service and support centers in Hangzhou and Nanhai. We routinely review our needs for office space in light of the development of our operations. We believe that the office space that we currently lease is sufficient for our current and immediately foreseeable needs. We may lease additional space if needed in the future.

Item 4A. Unresolved Staff Comments

On September 17, 2014, we received a comment letter from the SEC relating to our annual report on Form 20-F for the fiscal year ended December 31, 2013. On October 27, 2014, we submitted a response letter to the SEC.

On December 10, 2014 and February 5, 2015, we received comment letters from the SEC relating to issues with respect to our planned sale of Super TV and investment in Tongda Venture as described in the Proxy Statement. We submitted response letters to the SEC on January 8, 2015 and March 18, 2015, respectively. On April 11, 2015, we received follow-up verbal comments from the SEC on these matters, and we submitted a supplemental response letter to the SEC on April 16, 2015.

As of the date of the filing of this annual report on Form 20-F, we are working on responding to the latest comment letter received from the SEC on April 22, 2015 concerning these matters. We will continue to cooperate with the SEC to resolve any remaining comments.

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

In light of the uncertainties in completing the planned sale of Super TV, the discussion below has been presented without regard to that pending transaction. Following the planned sale of Super TV (which operates our CA, Screen Cross and video-on-demand businesses) to Tongda Venture, our retained businesses (other than the approximately 17.24% equity interest in Tongda Venture) will primarily consist of Cyber Cloud, which mainly engages in the research and development of cloud computing technology-based digital video delivery solutions.

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

As of December 31, 2014, we had installed CA systems at 436 digital television network operators in 31 of the 32 provinces, autonomous regions and centrally administered municipalities in the PRC. We have also been installing CA systems outside the PRC since 2010, including countries such as Myanmar, India and Venezuela. We derive a substantial majority of our revenues from sales of our smart cards, which accounted for 83.3%, 88.5% and 80.9% of our total revenues in 2012, 2013 and 2014, respectively. We sold 15.3 million, 17.0 million and 15.6 million smart cards in 2012, 2013 and 2014, respectively, and our net revenues were US$88.7 million, US$87.2 million and US$81.5 million in 2012, 2013 and 2014, respectively. Our net income was US$5.5 million, US$22.6 million and US$19.2 million in 2012, 2013 and 2014, respectively.

Among the most significant factors affecting our business, financial condition and results of operations are:

•	Progress of continued digitalization and growth of digital television network operators’ subscriber base in the PRC. On the one hand, our continued success depends on the pace at which PRC television network operators continue to switch from analog to digital transmission as well as further growth in our customers’ subscriber base. If the PRC government postpones its target date for digitalization, or our customers fail to roll out analog-to-digital conversion or attract subscribers to digital television, we may be unable to sustain or grow our revenues. On the other hand, as digitalization progresses, the number of cable TV operators who have not switched to digital transmission and thus are potential customers of our CA systems and smart cards is decreasing.

•	Pricing. The business in which we operate is subject to intense competition, particularly with respect to pricing of our products and services. Our customers generally expect to receive volume-based discounts from us, and we may be required to reduce prices for large purchases or if competition intensifies.

•	Purchasing patterns of our customers. Our customers generally purchase smart cards from us based on the number of digital television subscribers they expect to add in the immediate near term, resulting in significant fluctuations in our revenues from period to period due to the uncertainty of both the timing and the amount of such customer orders.

•	Ability to respond effectively to technological and commercial changes. Our business and the market in which we operate are characterized by rapid commercial and technological change, evolving industry standards and frequent product enhancements. Our continued success will depend, in part, on our ability to continue developing and marketing products and services that respond to technological changes and evolving market demand or industry standards in a timely and cost-effective manner.

•	Cost structure. Our profitability also depends on the cost structure of our operations, including, among other things, the costs of computer chips sourced from third-party suppliers and personnel costs.

In addition to the factors discussed above, our reported results are also affected by the fluctuations in the value of the Renminbi against the U.S. dollar, as our reporting currency is the U.S. dollar while the functional currency of our subsidiaries and variable interest entities in China, which operate substantially all of our business, is the Renminbi. In 2012 and 2013, the Renminbi appreciated against the U.S. dollar by approximately 1.0% and 2.8%, respectively, and in 2014, the Renminbi depreciated against the U.S. dollar by approximately 2.5%. The appreciation of the Renminbi against the U.S. dollar contributed to the increase in our net income reported in U.S. dollar terms in 2012 and 2013, respectively, and the depreciation of the Renminbi against the U.S. dollar contributed to the decrease in our net income reported in U.S. dollar terms in 2014. For additional information relating to the fluctuations in the value of the Renminbi against the U.S. dollar, see “Item 3. Key Information—A. Selected Financial Data—Exchange Rate Information,” “Item 3. Key Information—D. Risk Factors—Risks Relating to the People’s Republic of China—Fluctuations in exchange rates could result in foreign currency exchange losses” and “Item 11. Quantitative and Qualitative Disclosures About Market Risks—Foreign Currency Risk.”

Our business is managed as a single operating segment. Our management reviews our consolidated results of operations prepared in accordance with U.S. GAAP when making decisions about allocating our resources and assessing our performance.

Revenues

We derive revenues primarily from the following two sources:

•	Products. We currently derive a substantial majority of our revenues from sales of smart cards and other products to digital television network operators. Smart cards are an essential part of our CA systems. Our customers purchase our smart cards for distribution to and use by their subscribers in their set-top boxes. Revenues from the sales of our smart cards account for substantially all of our revenues from the sales of our products. In addition, we also sell small quantities of other products, such as surface mounted device chips and Screen Cross.

•	Services. We derive revenues from providing head-end system integration services and head-end system development services to digital television network operators, collecting licensing fees and/or royalty income from set-top box manufacturers and digital television operators. Our head-end system integration services involve providing head-end software, hardware and related system integration services to our customers. Head-end software mainly consists of software for CA systems, SMSs and EPGs. Our head-end system development services involve the development of customized digital television-related software applications for our customers. In addition, we provide set-top box manufacturers with our CA system terminal-end software that enables them to manufacture set-top boxes compatible with our CA systems, and receive one-time licensing fees as well as royalties from such set-top box manufacturers.

In certain circumstances, we receive royalties from digital television network operators who purchase smart cards for use with set-top boxes that were manufactured using our CA system terminal-end software, in lieu of collecting royalties from the relevant set-top boxes manufacturers. We include such royalty income as part of the revenue from sales of the related smart cards.

Revenues from the sales of our products and services accounted for 88.6% and 11.4%, respectively, of our total revenues in 2014 compared to 93.8% and 6.2%, respectively, of our total revenues in 2013. Our revenues also include certain refunds of value-added taxes from PRC tax authorities that we previously paid with respect to some of our software products. See “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Taxes and Incentives—PRC—Value-Added Tax and Business Tax” below for more information.

Our net revenues represent total revenues less PRC business tax and related surcharges. See “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Taxes and Incentives—PRC—Value-Added Tax and Business Tax” below for more information.

Cost of Revenues

Cost of revenues primarily includes: costs of raw materials, such as computer chips manufactured by third-party suppliers and used in our smart cards and other products; personnel costs directly relating to provision of our services; warranty costs relating to our smart card sales; depreciation and amortization costs; share-based compensation allocated to the production and processing of our smart cards and other products; fees paid to our sales agents; and other miscellaneous costs. These costs are allocated to our two types of revenue-generating activities as their respective cost of revenues. Cost of revenues related to the sales of our products and to the sales of our services accounted for 76.0% and 24.0%, respectively, of our total cost of revenues in 2014 compared to 78.5% and 21.5%, respectively, of our total cost of revenues in 2013. As a percentage of our net revenues, cost of revenues decreased from 24.9% in 2013 to 22.4% in 2014.

Gross Profit and Gross Margin

Gross profit is equal to net revenues less cost of revenues. Gross margin is equal to gross profit divided by net revenues. Our gross margin was 76.5%, 75.1% and 77.6% in 2012, 2013 and 2014, respectively. The increase in our gross margin from 2013 to 2014 was mainly due to a decrease in cost of revenues relating to inventory write-downs with respect to surface mounted chips, video-on-demand and other products.

The average unit cost of our smart cards in U.S. dollar terms decreased by approximately 14.5% from 2012 to 2013 and increased slightly by 1.3% from 2013 to 2014.

Operating Expenses

Our operating expenses consist of research and development expenses, selling and marketing expenses and general and administrative expenses. Each of these components of our operating expenses includes a portion of our total share-based compensation expenses, which are generally allocated according to the functions of those individuals who received share-based awards.

Research and Development Expenses. Research and development expenses consist primarily of costs associated with the design, development and testing of our products and technologies. Among other things, these costs include compensation and benefits for our research and development staff, rental for our office premises used for research and development activities, depreciation expenses related to equipment used in research and development activities, expenditures for purchases of supplies and other relevant costs. Compensation and benefits for our research and development staff accounted for the majority of our research and development expenses. Research and development expenses as a percentage of our net revenues were 22.1% and 21.2% in 2013 and 2014, respectively.

Selling and Marketing Expenses. Selling and marketing expenses consist primarily of compensation and benefits for our sales and marketing staff, expenses for promotional, advertising, travel and entertainment activities, marketing-related consulting fees, expenditures for purchases of supplies and amortization of intangible assets. Selling and marketing expenses as a percentage of our net revenues were 17.2% and 17.0% in 2013 and 2014, respectively.

General and Administrative Expenses. General and administrative expenses consist primarily of compensation and benefits for our general management, finance and administrative staff, professional advisory fees, depreciation and amortization with respect to equipment used for general corporate purposes, rental costs for our office premises used by general management, finance and administrative staff, and other expenses incurred in connection with general corporate purposes. General and administrative expenses as a percentage of our net revenues were 11.4% and 13.4% in 2013 and 2014, respectively.

Share-Based Compensation Expenses. We account for share-based compensation expenses based on the fair value of share option grants at the date of grant.

We adopted our 2005, 2008, 2010 and 2012 Stock Incentive Plans in February 2005, September 2007, November 2010 and May 2012, respectively, and options to purchase an aggregate of 4,471,431 ordinary shares have been granted and were outstanding under the plans as of March 31, 2015. We incurred share-based compensation expenses of US$2.6 million, US$2.3 million and US$1.7 million in 2012, 2013 and 2014, respectively. For additional information regarding our share-based compensation expenses, see Note 20 to our consolidated financial statements included elsewhere in this annual report.

The table below shows the allocation of share-based compensation charges to cost of revenues and our operating expense line items for the periods indicated:

	For the years ended December 31,
Share-Based Compensation Related to:	2012		2013		2014
	(In thousands)
Cost of revenues	US$	5	US$	41	US$	12
Research and development expenses		552		380		98
Selling and marketing expenses		356		492		130
General and administrative expenses		1,701		1,358		1,459

Total	US$	2,614	US$	2,271	US$	1,699

Income from Operations

Income from operations represents gross profit less operating expenses.

Non-operating Income/(Expenses)

Non-operating income/(expenses) includes interest income/(expense), gain from foreign currency forward contracts, impairment loss on long-term investments and other income/(expense), each as presented in our consolidated statements of comprehensive income. Our interest income was US$6.3 million, US$1.9 million and US$1.3 million in 2012, 2013 and 2014, respectively. We had interest expense of US$0.7 million, nil and nil in 2012, 2013 and 2014, respectively. We recorded a loss from foreign currency forward contracts of US$0.7 million in 2012. Our impairment loss on long-term investments was US$4.5 million, nil and nil in 2012, 2013 and 2014, respectively. We also had other income of US$0.5 million, US$0.5 million and US$3.1 million in 2012, 2013 and 2014, respectively.

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

Revenue Recognition

We derive revenues primarily from two sources: (1) sales of products, including smart cards and other products sourced from third-party suppliers, such as surface mounted device chips; and (2) provision of services, including head-end system integration services, head-end system development services and CA system terminal-end software that generate licensing income and royalty income.

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

Application of the goodwill impairment test requires judgment, including the identification of reporting units, assignment of assets and liabilities to reporting units, assignment of goodwill to reporting units, and determination of the fair value of each reporting unit. Estimating fair value is performed by utilizing various valuation techniques, with a primary technique being a discounted cash flow which requires significant judgments, including estimation of future cash flows, which is dependent on internal forecasts, estimation of the long term rate of growth for the Company’s business, estimation of the useful life over which cash flows will occur, and determination of the Company’s weighted average cost of capital.

In the evaluation of the goodwill for impairment, the Group may first assess qualitative factors to determine whether it is “more likely than not” that the fair value of a reporting unit is less than its carrying amount as a basis for determining whether it is necessary to perform the two-step goodwill impairment test. If it is more likely than not that the fair value of a reporting unit is less than its carrying amount, goodwill is then tested following a two-step process. The first step compares the fair value of each reporting unit to its carrying amount, including goodwill. If the fair value of each reporting unit exceeds its carrying amount, goodwill is not considered to be impaired and the second step will not be required. If the carrying amount of a reporting unit exceeds its fair value, the second step compares the implied fair value of goodwill to the carrying value of a reporting unit’s goodwill. The implied fair value of goodwill is determined in a manner similar to accounting for a business combination with the allocation of the assessed fair value determined in the first step to the assets and liabilities of the reporting unit. The excess of the fair value of the reporting unit over the amounts assigned to the assets and liabilities is the implied fair value of goodwill. An impairment loss is recognized for any excess in the carrying value of goodwill over the implied fair value of goodwill. The Group has determined to perform the annual impairment test on December 31 of each year. The Group did not incur any impairment loss on goodwill for the years ended December 31, 2012, 2013 or 2014.

Allowance for Doubtful Accounts

We perform ongoing credit evaluations of our customers and generally do not require collateral on accounts receivable. We maintain an allowance for doubtful accounts primarily based upon the aging analysis of the receivables and factors surrounding the credit risk of specific customers.

Consolidation of Variable Interest Entity

Historically, we had conducted substantially all of our business through our operating subsidiary, Super TV, and our variable interest entity, N-S Digital TV, which was wholly owned by PRC citizens until the end of June 2014.

Since the establishment of N-S Digital TV, we had designed the structure such that Super TV was the primary beneficiary of N-S Digital TV:

(a) the nominee shareholders of N-S Digital TV lacked direct or indirect ability to make decisions regarding the activities of N-S Digital TV that could have a significant impact on the economic performance of N-S Digital TV. All of the voting rights of N-S Digital TV’s nominee shareholders had been transferred to Super TV such that Super TV had effective control over N-S Digital TV; and

(b) the nominee shareholders of N-S Digital TV did not have the right to receive the expected residual returns of N-S Digital TV, while such right had been transferred to Super TV such that Super TV was the primary beneficiary of N-S Digital TV.

In order to achieve such purpose, we had entered into a series of contractual agreements with N-S Digital TV and/or its nominee shareholders, including technical support and related services agreement, technology license agreement, technology development agreement, products and software purchase agreement, Equity Transfer Option Agreement, Business Operating Agreement, loan agreements, share pledge agreements and powers of attorney. Through those contractual arrangements, Super TV had the right to: (i) exercise 100% of the voting rights of N-S Digital TV’s shareholders and (ii) nominate the members of N-S Digital TV’s board of directors and senior management. As a result, Super TV had the power to direct the activities of N-S Digital TV that most significantly impact N-S Digital TV’s economic performance, including the power, pursuant to the articles of association of N-S Digital TV, to: (i) approve the operating strategy and investment plan of N-S Digital TV; (ii) elect the members of N-S Digital TV’s board of directors and approve their compensation; and (iii) review and approve N-S Digital TV’s annual budget and earnings distribution plan. In addition, Super TV had an exclusive and irrevocable option to purchase all of N-S Digital TV’s shareholders’ equity interests in N-S Digital TV at any time. We believe we had substantive kick-out rights pursuant to the terms of the Equity Transfer Option Agreement, and that the terms of the Equity Transfer Option Agreement were exercisable and legally enforceable under existing PRC laws, rules and regulations. As a result, we believe the rights of the shareholders of N-S Digital TV effectively accrued to us. Furthermore, the fees we received from N-S Digital TV under these contractual arrangements were determined by Super TV and may be adjusted by Super TV. For a description of these contractual arrangements, see “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions.”

We had evaluated the VIE structure and concluded that through these contractual arrangements, we had the ability to effectively control N-S Digital TV and its subsidiaries as well as to receive substantially all the economic benefits of those entities. As a result, we were considered the primary beneficiary of N-S Digital TV, and N-S Digital TV and its subsidiaries were our variable interest entities under U.S. GAAP and we consolidated their financial results and assets and liabilities in our consolidated financial statements. As a result of a restructuring in June 2014, these contractual arrangements were terminated and N-S Digital TV became an indirectly wholly-owned subsidiary of ours.

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

Income taxes are provided for in accordance with the laws, rules and regulations applicable to the relevant companies as enacted by the relevant tax authorities. The impact of an uncertain income tax position on the income tax return must be recognized at the largest amount that is more likely than not to be sustained upon audit of the relevant tax authority. An uncertain income tax position will not be recognized if it has less than a 50% likelihood of being sustained.

Inventories

Inventories are stated at the lower of cost or market value. Cost is determined using the weighted average method. Inventories are written down for provisions for obsolescence to net realizable value based upon estimates of future demand, technology developments, and market conditions.

Recently Issued Accounting Pronouncements Not Yet Adopted

See Note 2(dd) to our consolidated financial statements included elsewhere in this annual report for recently issued accounting standards that we believe may have implications on our consolidated financial statements for future periods.

Taxes and Incentives

Cayman Islands, British Virgin Islands and Hong Kong

Our company, as an exempted company incorporated in the Cayman Islands, and CDTV BVI, our wholly-owned subsidiary incorporated in BVI, are not subject to any income or capital gains tax under the current laws of the Cayman Islands and BVI. Golden Benefit and CSM Holdings, our indirectly wholly-owned subsidiaries incorporated in Hong Kong, were subject to 16.5% Hong Kong profits tax in 2012, 2013 and 2014 on their activities conducted in Hong Kong.

PRC

Our subsidiaries, our variable interest entity and the subsidiaries of our variable interest entity operating in the PRC are subject to PRC taxes as described below:

Enterprise Income Tax. Prior to January 1, 2008, the effective date of the 2008 EIT Law, both domestic and foreign-invested enterprises were generally subject to an enterprise income tax rate of 33% in the PRC under the relevant tax laws then effective. Effective from January 1, 2008, the 2008 EIT Law imposes a tax rate of 25% on all enterprises, including foreign-invested enterprises, and terminates many of the tax exemptions, reductions and preferential treatments available under previous tax laws and regulations. However, under the 2008 EIT Law, enterprises that were established before March 16, 2007 and already enjoy preferential tax treatments will continue to enjoy them (1) in the case of certain preferential tax rates that are specified by tax legislation, for a transition period of five years from January 1, 2008 or (2) in the case of tax exemption or reduction for a specified term, until the expiration of such term.

Each of N-S Digital TV and Super TV was entitled to income tax exemption during the three years from 2004 through 2006, and a 50% reduction of income tax during the subsequent three years from 2007 through 2009. In addition, under the 2008 EIT Law, “high-and-new technology enterprises strongly supported by the State” are entitled to a preferential tax rate of 15%. In December 2008, N-S Digital TV and Super TV successfully obtained their respective high-and-new technology enterprise certificates under the 2008 EIT Law and were therefore recognized as “high-and-new technology enterprises strongly supported by the State” and qualified for a preferential tax rate of 15% in each of 2008, 2009 and 2010. In October 2011, N-S Digital TV and Super TV successfully renewed their respective high-and-new technology enterprise certificates and qualified for a preferential tax rate of 15% for another three years from 2011 to 2013. In 2010, Super TV was designated as a “key software enterprise” by the relevant PRC government authorities and, as a result, qualified for a preferential tax rate of 10% for that year. In March 2013, Super TV’s re-application for the “key software enterprise” designation for the year of 2011 and 2012 was approved by the relevant PRC government authorities. As a result, Super TV would qualify for the 10% preferential tax rate for 2011 and 2012 retroactively. In December 2013, Super TV continued to be designated as a “key software enterprise” and enjoyed the preferential tax rate of 10% in 2013 and 2014. In October 2014, N-S Digital TV and Super TV successfully renewed their respective high-and-new technology enterprise certificates and qualified for a preferential tax rate of 15% for another three years from 2014 to 2016. In October 2014, Cyber Cloud also obtained its high-and-new technology enterprise certificate and qualified for a preferential tax rate of 15% for three years from 2014 to 2016.

Each of N-S Media Investment, N-S Information Technology, Guangdong R&D, Joysee, Super Movie, Shibo Movie and Xinsi Yijia was subject to an enterprise income tax rate of 25% in each of 2012, 2013 and 2014. Dingyuan has been subject to the statutory tax rate of 25% since its establishment in 2013.

In addition, under the 2008 EIT Law, an enterprise established under the laws of a foreign country or region whose “de facto management body” is located within the PRC territory is considered a resident enterprise and will generally be subject to the enterprise income tax at the rate of 25% on its global income as well as PRC enterprise income tax reporting obligations. According to the Implementation Rules, “de facto management body” refers to a managing body that exercises, in substance, overall management and control over the production and business, personnel, accounting and assets of an enterprise. SAT Notice 82 provides for certain specific criteria for determining whether the “de facto management body” of a Chinese-controlled offshore enterprise is located in the PRC. In addition, SAT Bulletin 45, which became effective on September 1, 2011, provides guidance on the implementation of SAT Notice 82. SAT Bulletin 45 clarifies certain issues relating to: (i) the determination procedures of PRC resident enterprise status and (ii) tax registration and other related procedures for PRC resident enterprises. SAT Bulletin 45 also provides that if an offshore PRC resident enterprise presents a copy of the Chinese tax resident determination certificate issued by the competent tax authorities to a payer of PRC-sourced dividends, interest, royalties and other income, such payer shall not withhold income tax on these payments to the offshore PRC resident enterprise. We believe that we are not a PRC resident enterprise with reference to the criteria set forth in SAT Notice 82. However, if we were to be considered as a PRC resident enterprise, we would be subject to the enterprise income tax at the rate of 25% on our global income as well as PRC enterprise income tax reporting obligations. See “Item 3. Key Information—D. Risk Factors—Risks Relating to the People’s Republic of China—We may be subject to PRC income tax on our global income, or dividends we receive from our PRC subsidiary may be subject to PRC withholding tax, depending on whether we are recognized as a resident enterprise in the PRC.” In addition, the 2008 EIT Law and the Implementation Rules provide that a withholding tax of 10% (which may be reduced by the relevant tax treaties between the PRC and other jurisdictions) will generally be applicable to dividends payable to non-resident enterprises, and, unlike the prior tax law, does not specifically exempt corporations that pay dividends from withholding all or part of such income tax when they pay dividends to their non-resident investors. To the extent we are not considered as a PRC resident enterprise or dividends paid from our PRC operating subsidiary are not deemed as “dividends among qualified PRC resident enterprises”, the dividends our PRC subsidiary pays to us will be subject to this withholding tax. See “Item 3. Key Information—D. Risk Factors—Risks Relating to the People’s Republic of China—We may be subject to PRC income tax on our global income, or dividends we receive from our PRC subsidiary may be subject to PRC withholding tax, depending on whether we are recognized as a resident enterprise in the PRC.” In addition, this withholding tax may also apply to dividends we pay to our non-PRC individual shareholders if we were to be considered as a PRC resident enterprise. See “Item 3. Key Information—D. Risk Factors—Risks Relating to the People’s Republic of China—Dividends payable by us to our non-PRC shareholders and ADS holders, and gains on the sales of our ordinary shares or ADSs, may be subject to withholding taxes under PRC tax laws, which may materially reduce the value of your investment.”

Value-Added Tax and Business Tax. We are subject to value-added tax, or VAT, at the rate of 17% on the sales of our products. Pursuant to a PRC tax policy intended to encourage the development of software and integrated circuit industries and a notice jointly issued by the PRC Ministry of Finance and the SAT in October 2011, each of N-S Digital TV and Super TV is entitled to a refund of VAT paid at a rate of 14% (i.e., the excess of the effective VAT rate over 3%) of the sale value of some of our software products. The amount of VAT refund included in our total revenues was US$7.4 million, US$6.6 million and US$5.4 million in 2012, 2013 and 2014, respectively, accounting for 8.2%, 7.5% and 6.6%, respectively, of our total revenues in the corresponding periods. We include such refunds in the total revenues in our consolidated statements of comprehensive income included elsewhere in this annual report. The VAT refund benefits have been renewed for N-S Digital TV and Super TV from January 1, 2011.

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

Tax Arrangement between the PRC and Hong Kong

The Hong Kong government and the PRC government entered into the Arrangement for Avoidance of Double Taxation on Income and Prevention of Tax Evasion on August 21, 2006, which took effect on January 1, 2007 and April 1, 2007 in the PRC and Hong Kong, respectively. This arrangement provides certain tax incentives to use a Hong Kong company as an intermediate holding company for holding investments in the PRC. The withholding tax rate applicable to dividends received by a Hong Kong resident enterprise from its investments in the PRC is 5% compared to the 10% withholding tax rate applicable to dividends received by a company incorporated in a jurisdiction where there is no similar tax treaty or arrangement with the PRC, provided, among that the Hong Kong resident enterprise owns at least 25% of the shareholding of the PRC company at all times within the 12-month period immediately preceding the distribution of dividends. In addition, a full tax exemption in the PRC is available on a capital gain derived by a Hong Kong resident enterprise from the disposal of its shares in a PRC company, provided that the Hong Kong resident enterprise owns less than 25% of the shareholding of the PRC company at all times within the 12-month period immediately preceding the distribution of dividends and the assets of the PRC company do not consist mainly of real property situated in the PRC.

The SAT issued SAT Notice 601 and SAT Announcement 30 on October 27, 2009 and June 29, 2012, respectively, both of which are applicable to the tax arrangements between the PRC and Hong Kong. Specifically, SAT Notice 601 provides that only the enterprises with active operations can be recognized as “beneficial owners” under relevant tax treaties which are entitled to enjoy the corresponding tax benefits. It further provides that those enterprises that are established solely for the purposes of benefiting from favorable tax treatment under the relevant tax treaties should not be recognized as “beneficial owners” and therefore cannot enjoy favorable tax treatment. Furthermore, SAT Announcement 30 provides that a comprehensive analysis should be made when determining the “beneficial owner” status based on all the factors set out in SAT Notice 601. See “Item 3. Key Information—D. Risk Factors—Risks Relating to the People’s Republic of China—We may be subject to PRC income tax on our global income, or dividends we receive from our PRC subsidiary may be subject to PRC withholding tax, depending on whether we are recognized as a resident enterprise in the PRC.”

Recent Acquisitions

See “Item 4. Information on the Company—A. History and Development of the Company—Our Investments and Acquisitions.”

Results of Operations

The following table sets forth our condensed consolidated statements of operations by amount and as a percentage of our net revenues for the periods indicated:

	For the years ended December 31,
	2012			2013			2014
	Amount		% of Net Revenues	Amount		% of Net Revenues	Amount		% of Net Revenues
	(In thousands of U.S. dollars, except percentages)
Revenues:
Products	US$	85,319	96.1%	US$	82,926	95.1%	US$	73,520	90.2%
Services		4,925	5.6		5,521	6.4		9,423	11.5

Total revenues		90,244	101.7		88,447	101.5		82,943	101.7
Business and related taxes		(1,501)	(1.7)		(1,283)	(1.5)		(1,410)	(1.7)

Net revenues		88,743	100.0		87,164	100.0		81,533	100.0

Cost of revenues:(1)
Products		16,880	19.0		17,009	19.5		13,845	17.0
Services		3,952	4.5		4,652	5.4		4,384	5.4

Total cost of revenues		20,832	23.5		21,661	24.9		18,229	22.4

Gross profit		67,911	76.5		65,503	75.1		63,304	77.6

Operating expenses:
Research and development expenses(1)		17,402	19.6		19,251	22.1		17,276	21.2
Selling and marketing expenses(1)		13,606	15.3		14,957	17.1		13,877	17.0
General and administrative expenses(1)		9,444	10.7		9,959	11.4		10,935	13.4

Total operating expenses		40,452	45.6		44,167	50.6		42,088	51.6

Income from operations		27,459	30.9		21,336	24.5		21,216	26.0
Non-operating income/(expenses)
Interest income		6,318	7.1		1,901	2.2		1,312	1.6
Interest expense		(739)	(0.8)		—	—		—	—
Loss from forward contracts		(690)	(0.8)		—	—		—	—
Impairment loss on long-term investments		(4,487)	(5.0)		—	—		—	—
Other income		549	0.6		534	0.6		3,069	3.8

Income before income taxes		28,410	32.0		23,771	27.3		25,597	31.4

Income tax expense		22,232	25.0		727	0.9		6,373	7.8
Net income before income/(loss) from equity method investments		6,178	7.0		23,044	26.4		19,224	23.6

Loss from equity method investments, net of income taxes		(640)	(0.8)		(468)	(0.5)		(59)	(0.1)

Net income		5,538	6.2		22,576	25.9		19,165	23.5

Net loss attributable to noncontrolling interest		1,389	1.6		1,832	2.1		1,725	2.1

Net income attributable to holders of ordinary shares	US$	6,927	7.8%	US$	24,408	28.0%	US$	20,890	25.6%

(1)	Share-based compensation charges incurred during the period related to:

	For the years ended December 31,
	2012			2013			2014
	Amount		% of Net Revenues	Amount		% of Net Revenues	Amount		% of Net Revenues
	(In thousands of U.S. dollars, except percentages)
Cost of revenues	US$	5	0.0%	US$	41	0.0%	US$	12	0.0%
Research and development expenses		552	0.6		380	0.4		98	0.1
Selling and marketing expenses		356	0.4		492	0.6		130	0.2
General and administrative expenses	US$	1,701	1.9%	US$	1,358	1.5%	US$	1,459	1.8%

Comparison of Years Ended December 31, 2014 and December 31, 2013

Revenues. The following table sets forth revenues by sources and the percentage of our total revenues for the periods indicated:

	For the years ended December 31,
	2013			2014
	Amount		% of Total Revenues	Amount		% of Total Revenues
	(In thousands of U.S. dollars, except percentages)
Products
Smart cards	US$	78,256	88.5%	US$	67,108	80.9%
Other products		4,670	5.3		6,412	7.7

Subtotal		82,926	93.8		73,520	88.6
Services
Head-end system integration		2,731	3.1		4,591	5.6
Head-end system development		1,103	1.2		1,566	1.9
Licensing income		1,098	1.2		2,516	3.0
Royalty income		512	0.6		585	0.7
Other services		77	0.1		165	0.2

Subtotal		5,521	6.2		9,423	11.4

Total revenues	US$	88,447	100.0%	US$	82,943	100.0%

Our total revenues decreased by 6.2% from US$88.4 million in 2013 to US$82.9 million in 2014, reflecting a decrease in the revenue from the sale of our products, partially offset by an increase in the revenue from the sale of our services.

Revenues from the sales of our products decreased by 11.3% from US$82.9 million in 2013 to US$73.5 million in 2014, mainly due to a decline in revenues from sales of smart cards as a result of decreases in both sales volume and ASP in 2014 compared to 2013, which was partially offset by an increase in revenue from other products.

Revenues from the sales of our services increased by 70.7% from US$5.5 million in 2013 to US$9.4 million in 2014, primarily due to an increase in head-end system integration and licensing income.

Net Revenues. Our net revenues decreased by 6.5% from US$87.2 million in 2013 to US$81.5 million in 2014.

Cost of Revenues. The following table sets forth cost of revenues by sources of revenues by amount and as a percentage of net revenues for the periods indicated:

	Years ended December 31,
	2013			2014
	Amount		% of Net Revenues	Amount		% of Net Revenues
	(In thousands of U.S. dollars, except percentages)
Products	US$	17,009	19.5%	US$	13,845	17.0%
Services		4,652	5.4		4,384	5.4

Total cost of revenues	US$	21,661	24.9%	US$	18,229	22.4%

Cost of revenues decreased by 15.8% to US$18.2 million in 2014 from US$21.7 million in 2013, reflecting a decrease in cost of revenues relating to both our products and services. Cost of revenues relating to our products decreased by 18.6% to US$13.8 million in 2014 from US$17.0 million in 2013, reflecting higher inventory write-downs with respect to surface mounted chips and other products in 2013. Cost of revenues relating to our services decreased by 5.8% to US$4.4 million in 2014 from US$4.7 million in 2013, reflecting higher inventory write-downs with respect to video-on-demand in 2013.

Gross Profit and Gross Margin. Gross profit decreased by 3.4% from US$65.5 million in 2013 to US$63.3 million in 2014. Our gross margin increased from 75.1% in 2013 to 77.6% in 2014, primarily due to a decrease in cost of revenues, reflecting higher inventory write-downs with respect to surface mounted chips, video-on-demand and other products in 2013.

Operating Expenses. Our operating expenses decreased by 4.7% to US$42.1 million in 2014 from US$44.2 million in 2013. This decrease reflected decreases in research and development expenses and sales and marketing expenses, partially offset by an increase in general and administrative expenses. Operating expenses, as a percentage of net revenues, increased to 51.6% in 2014 from 50.6% in 2013.

Research and Development Expenses. Our research and development expenses decreased by 10.3% to US$17.3 million in 2014 from US$19.3 million in 2013. This decrease was mainly due to a decrease in project development expenses, office rent expenses, and personnel related expenses resulting from lower research and development headcount, as well as a decrease in share-based compensation. Our research and development expenses, as a percentage of net revenues, decreased to 21.2% in 2014 from 22.1% in 2013.

Selling and Marketing Expenses. Our selling and marketing expenses decreased by 7.2% to US$13.9 million in 2014 from US$15.0 million in 2013. This decrease was primarily due to a decrease in share-based compensation and marketing expenditures. Our selling and marketing expenses, as a percentage of net revenues, decreased to 17.0% in 2014 from 17.1% in 2013.

General and Administrative Expenses. Our general and administrative expenses increased by 9.8% to US$10.9 million in 2014 from US$10.0 million in 2013, primarily due to an increase in consulting expenses.

Income from Operations. As a result of the foregoing, our income from operations decreased by 0.6% to US$21.2 million in 2014 from US$21.3 million in 2013.

Non-Operating Income (Expenses). We had non-operating income of US$4.4 million in 2014 compared to US$2.4 million in 2013. Our non-operating income in 2014 primarily consisted of interest income of US$1.3 million and other income of US$3.1 million. Our interest income decreased by 31.0% from US$1.9 million in 2013 to US$1.3 million in 2014, primarily due to a decrease in the average balance of our bank deposits. Our other income increased significantly from US$0.5 million in 2013 to US$3.1 million in 2014, primarily due to an increase in government subsidy income.

Income Tax Expenses. Our income tax expenses increased from US$0.7 million in 2013 to US$6.4 million in 2014. The increase in our income tax expenses was primarily due to the retroactive adjustment of income tax expenses in 2011 and 2012 from the income tax rate of 15% to 10% as a result of the completion of the renewal for the designation of “key software enterprise” for Super TV with respect to 2011 and 2012, which decreased the tax expenses significantly in 2013.

Loss from Equity Method Investments, Net of Income Taxes. Our loss from equity method investments decreased from US$0.5 million in 2013 to US$0.1 million in 2014. Our loss from equity method investments in 2014 was mainly attributable to the loss from our equity investment in Guangzhou Rujia and Qingda Yongxin.

Net Loss Attributable to Noncontrolling Interest. Net loss attributable to noncontrolling interest decreased from US$1.8 million in 2013 to US$1.7 million in 2014. Net loss attributable to noncontrolling interest represents the proportional share of net loss of our consolidated, but not wholly-owned, subsidiaries that are attributable to the other shareholders of such subsidiaries. The change was primarily due to the loss of our majority-owned subsidiaries, in particular, Joysee and Cyber Cloud.

Net Income Attributable to Holders of Ordinary Shares. As a result of the foregoing, net income attributable to holders of ordinary shares decreased by 14.4% from US$24.4 million in 2013 to US$20.9 million in 2014. Our basic and diluted earnings per ordinary share in 2014 were US$0.35 and US$0.34, respectively.

Comparison of Years Ended December 31, 2013 and December 31, 2012

Revenues. The following table sets forth revenues by sources and the percentage of our total revenues for the periods indicated:

	For the years ended December 31,
	2012			2013
	Amount		% of Total Revenues	Amount		% of Total Revenues
	(In thousands of U.S. dollars, except percentages)
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

Revenues from the sales of our products decreased by 2.8% from US$85.3 million in 2012 to US$82.9 million in 2013, primarily due to a decrease in revenues from other products, such as surface mounted chips, which was partially offset by increases in revenues from smart card sales.

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
	(In thousands of U.S. dollars, except percentages)
Products	US$	16,880	19.0%	US$	17,009	19.5%
Services		3,952	4.5		4,652	5.4

Total cost of revenues	US$	20,832	23.5%	US$	21,661	24.9%

Cost of revenues increased by 4.0% to US$21.7 million in 2013 from US$20.8 million in 2012, primarily reflecting an increase in costs of revenues relating to our services, and, to a lesser extent, an increase in costs relating to our products. Cost of revenues relating to our products increased by 0.8% to US$17.0 million in 2013 from US$16.9 million in 2012, principally due to an increase in inventory write-downs for surface mounted chips and other products. Cost of revenues relating to our services increased by 17.7% to US$4.7 million in 2013 from US$4.0 million in 2012, mainly due to an increase in inventory write-downs for video-on-demand services.

Gross Profit and Gross Margin. Gross profit decreased by 3.5% from US$67.9 million in 2012 to US$65.5 million in 2013. Our gross margin decreased from 76.5% in 2012 to 75.1% in 2013, primarily due to an increase in cost of revenues, attributable to inventory write-downs with respect to surface mounted chips and video-on-demand.

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

General and Administrative Expenses. Our general and administrative expenses increased by 5.5% to US$10.0 million in 2013 from US$9.4 million in 2012, primarily due to increases in allowance for doubtful accounts and personnel related expenses, which were partially offset by decreases in consulting expenses and share-based compensation expenses.

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

Loss from Equity Method Investments, Net of Income Taxes. Our loss from equity method investments decreased from US$0.6 million in 2012 to US$0.5 million in 2013. Our loss from equity method investments in 2013 was mainly attributable to the loss from our equity method investments in Xinghe Union and Shibo Movie.

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

B.	Liquidity and Capital Resources

Liquidity

	For the years ended December 31,
	2012		2013		2014
	(In thousands)
Cash and cash equivalents	US$	130,697	US$	79,085	US$	62,042
Net cash provided by operating activities		20,897		24,504		12,210
Net cash provided by/(used in) investing activities		55,025		(870)		284
Net cash used in financing activities	US$	(147,214)	US$	(76,884)	US$	(26,712)

Operating Activities. Net cash provided by operating activities was US$12.2 million in 2014, which was primarily derived from our net income of US$19.2 million, adjusted to reflect the adding back of US$0.8 million increase in allowance for doubtful accounts, US$1.3 million increase in provision for inventory, US$0.9 million depreciation and amortization and US$1.7 million share-based compensation charges. Cash provided by operating activities in 2014 was partially offset by a decrease in cash from working capital items of US$11.7 million.

Net cash provided by operating activities was US$24.5 million in 2013, which was primarily derived from our net income of US$22.6 million, adjusted to reflect the adding back of US$2.8 million increase in provision for inventory, US$2.6 million increase in allowance for doubtful accounts, US$2.3 million share-based compensation charges and US$1.0 million depreciation and amortization. Cash provided by operating activities in 2013 was partially offset by a decrease in cash from working capital items of US$7.2 million.

Net cash provided by operating activities was US$20.9 million in 2012, which was primarily derived from our net income of US$5.5 million, adjusted to reflect the adding back of US$4.5 million in impairment loss on long-term investments, US$2.6 million share-based compensation charges, US$1.4 million increase in allowance for doubtful accounts, US$1.2 million depreciation and amortization, and US$4.9 million increase in cash from working capital items.

Investing Activities. Net cash provided by investing activities was US$0.3 million in 2014, primarily consisting of US$2.2 million cash in acquired entities as a result of our acquisition of Shibo Movie and Xinsi Yijia in 2014 and US$0.8 million decrease in bank deposits pledged as security for accounts payable to suppliers, which was partially offset by US$2.8 million purchase of property and equipment.

Net cash used in investing activities was US$0.9 million in 2013, primarily consisting of US$0.9 million increase in bank deposits pledged as security for accounts payable to suppliers and US$0.3 million purchase of property and equipment, which was partially offset by US$0.4 million proceeds from disposal of equity method investment.

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

Financing Activities. Net cash used in financing activities was US$26.7 million in 2014, primarily consisting of the US$29.7 million special cash dividend paid to our shareholders, which was partially offset by an advance payment of US$2.3 million received in relation to an investment in Cyber Cloud.

Net cash used in financing activities was US$76.9 million in 2013, which primarily reflected a special cash dividend paid to our shareholders.

Net cash used in financing activities was US$147.2 million in 2012, primarily reflecting a US$92.1 million special cash dividend paid to our shareholders and the repayment of short-term loans in an aggregate principal amount of US$55.2 million that we borrowed in 2011 in connection with the foreign currency forward contracts.

According to the amended PRC Company Law, which took effect on March 1, 2014, and its predecessor law, our subsidiaries and variable interest entities in the PRC are required to make appropriations to the statutory surplus reserve which are still required to be made at the rate of 10% of profits after tax as determined under PRC GAAP until the balance of such reserve fund reaches 50% of the entities’ registered capital.

Our subsidiaries and our variable interest entities in the PRC may, upon a resolution passed by their respective shareholders, convert the statutory surplus reserve into capital. The statutory reserve represents appropriations of retained earnings determined according to PRC law and may not be distributed. There were no appropriations to reserves other than to those of our subsidiaries and our variable interest entity in the PRC during any of the periods presented. However, as a result of these laws, US$17.9 million and US$18.0 million of our retained earnings were not available for distribution as of December 31, 2013 and December 31, 2014, respectively.

As a holding company, our ability to pay dividends and other cash distributions to our shareholders depends in part upon dividends and other distributions paid to us by our PRC subsidiaries. As of December 31, 2014, the amount of cash held by our PRC subsidiaries was RMB356.7 million (or US$57.5 million), and the amount of cash held by entities outside the PRC was US$4.5 million. There is a risk that any existing or future restrictions under the applicable PRC laws, rules or regulations on currency exchange may limit our ability to utilize the cash held by entities inside the PRC. See “Item 3. Key Information—D. Risk Factors—Risks Relating to the People’s Republic of China—Restrictions on currency exchange may limit our ability to effectively utilize our revenues as well as the ability of our PRC subsidiaries to obtain debt or equity financing from financial institutions or investors outside the PRC, including us” for more information.

Capital Expenditures

In 2012, 2013 and 2014, our capital expenditures totaled US$2.4 million, US$0.3 million and US$2.8 million, respectively. Our capital expenditures in 2014 were attributable to the purchase of computers and other electronic equipment.

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

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2012 to December 31, 2014 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial condition.

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

F.	Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations as of December 31, 2014:

	Contractual Obligations
	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years	Total
	(In thousands)
Operating lease obligations(1)	710	21	0	0	731
Purchase obligations	1,585	0	0	0	1,585

Total	2,295	21	0	0	2,316

(1)	Operating leases generally relate to the lease of our office premises.

Item 6.	Directors, Senior Management and Employees

A.	Directors and Senior Management

Our board of directors consists of six directors, including four independent directors. The following table sets forth certain information concerning our directors and executive officers as of April 28, 2015.

Name	Age	Position
Zengxiang LU	44	Chairman and Chief Executive Officer
Jianhua ZHU	45	Director
Jianyue PAN	47	Independent Director
Eric Zhe XU	40	Independent Director
Michael ELYAKIM	41	Independent Director
Songzuo XIANG	50	Independent Director
Qian YUE	42	Acting Chief Financial Officer
Jian HAN	41	Chief Technology Officer
Huiqing CHEN	42	Chief Administrative Officer

Zengxiang LU, one of our founders, has been a board member since 2004 and chairman of our board of directors and chief executive officer since June 2014. He was chairman of our board of directors and our chief strategy officer from December 2006 until November 2008 and chief executive officer from 2004 until December 2006. Dr. Lu was the president of Guangdong R&D prior to April 2010 and was also a director from 2005 until 2007. Dr. Lu worked on the development of CA systems at Tsinghua Tongfang from 1999 to August 2001. He was deputy general manager of N-T Information Engineering from August 2001 until 2004, and has served on the board of N-T Information Engineering since 1998. Dr. Lu holds a bachelor’s degree in automation and a doctorate degree in signal processing from Tsinghua University.

Jianhua ZHU, one of our founders, has been a board member since 2004. He was the chairman of our board of directors from 2004 to December 2006, and from November 2008 to June 2014, and chief executive officer of our company from December 2006 to June 2014. From 2001 until 2004, Mr. Zhu was general manager of N-T Information Engineering. From 1998 until 2001, he was deputy general manager of N-T Information Engineering. He has also been the supervisor of N-T Information Engineering since 2006. Mr. Zhu was the executive director of Guangdong R&D prior to April 2010. He worked at the China Technology Import and Export Corp. from 1994 until 1997. Mr. Zhu holds a bachelor’s degree and a master’s degree in precision instrumentation from Tsinghua University.

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

Eric Zhe XU has been an independent director of our company since December 2012. Mr. Xu is a Chartered Financial Analyst and currently serves as chairman of the board of directors of North Oakridge Capital Ltd. From December 2010 to February 2013, Mr. Xu served a managing director for the China Aerospace Industry Investment Fund. From October 2005 to October 2010, Mr. Xu served as a principal at SAIF Partners and, prior to that, as a consultant at Boston Consulting Group and an associate at A.T. Kearney Inc. Mr. Xu holds a Master of Business Administration degree from Harvard Business School and a bachelor’s degree in economics from Peking University.

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

Qian YUE has served as our acting chief financial officer since January 2015, and vice president in charge of external cooperation and investments and overseas business development since 2008. She also oversees the business of Cyber Cloud, a subsidiary of our company. Prior to joining us, from 2006 to 2008, Ms. Yue held the role of vice president with responsibility for new energy and education investments at Wai Chun Investment Fund, a Hong Kong-based investment fund, where she was also executive director of the fund’s Hong Kong-listed subsidiary. Prior to that, she held the role of vice president at Aerospace New World (China) Technology Co. Ltd and Beijing Asia Pacific East Communication Network Co. Ltd.

Jian HAN has served as chief technology officer of our company since June 2014, and previously, from the company’s establishment to September 2012. Dr. Han is also the general manager of Cyber Cloud, a subsidiary of our company. From 2001 until joining our company, Dr. Han was chief technology officer at N-T Information Engineering. From 2000 to 2001, he was the digital broadcasting center project manager working on the development of CA systems at the Tsinghua Novel-Tongfang Research and Development Center. From 1999 to 2000, he was an associate researcher at the Microsoft China Research Institute. Dr. Han holds a Ph.D. in engineering and dual bachelor’s degrees in automation and mechanical engineering from Tsinghua University.

Huiqing CHEN has served as the chief administrative officer of our company since our establishment in 2004, and is responsible for administrative affairs and human resources management. From 1998 until 2004, she was manager of the general manager’s office at N-T Information Engineering. Ms. Chen holds a master’s degree in biochemical engineering from Tsinghua University.

At our annual general meeting held on November 27, 2014, our shareholders approved the re-election of directors Jianhua Zhu and Zengxiang Lu as Class I directors, each to serve on the board of directors for a further three-year term. Andrew Yan resigned as a director, effective April 29, 2014.

There is no family relationship among any of our directors or executive officers. There is no shareholding qualification for directors.

B.	Compensation of Directors and Senior Officers

Our executive officers receive compensation in the form of salaries, annual bonuses and share options. Some of our current and former directors have received compensation in the form of share options. We do not provide any benefits to our non-executive directors upon retirement. In 2014, the aggregate cash compensation to our directors and executive officers was US$1.0 million.

Share Options

Our Amended and Restated China Digital TV Holding Co., Ltd. 2005 Stock Incentive Plan, or the 2005 Stock Incentive Plan, China Digital TV Holding Co., Ltd. 2008 Stock Incentive Plan, or the 2008 Stock Incentive Plan, China Digital TV Holding Co., Ltd. 2010 Stock Incentive Plan, or the 2010 Stock Incentive Plan, and China Digital TV Holding Co., Ltd. 2012 Stock Incentive Plan, or the 2012 Stock Incentive Plan, are intended to provide incentives to our directors, officers and employees as well as consultants and advisors of our company and its present or future parent company or subsidiaries, or related corporations.

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

We reserved a total of 4,444,440 ordinary shares for issuance under the 2005 Stock Incentive Plan, subject to any adjustments as contemplated by the plan. We granted share options to purchase 3,067,498, 47,918, 543,674, 620,212 and 53,280 ordinary shares pursuant to the 2005 Stock Incentive Plan on February 3, 2005, April 13, 2006, September 22, 2006, December 5, 2006 and October 5, 2008, respectively. On November 19, 2010, the number of ordinary shares reserved for issuance under the 2005 Stock Incentive Plan was cancelled to the extent the corresponding options had not been awarded as of that date. Options to purchase 211 ordinary shares remained outstanding as of March 31, 2015 under the 2005 Stock Incentive Plan.

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

With respect to the share options that we granted on December 5, 2006, with the exception of share options that we granted to one of our executive officers, the vesting schedule is as follows: 25% vest on the first anniversary of the award date, and the remaining 75% vest in 36 substantially equal monthly installments, beginning on the last day of the month following the month in which the first anniversary of the award date occurs. The executive officer’s share options vest according to the following schedule: 25% of 320,000 options vest upon the closing of our initial public offering; 75% of 320,000 options vest in 36 substantially equal monthly installments, with the first installment vesting on the last day of the month following the month in which the executive officer took office; and 32,000 options vest upon the achievement of certain financial targets. In July 2010, these 32,000 shares were forfeited as the financial targets were not met. The original exercise price for all share options granted on this date was US$4.172 per share.

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

We reserved a total of 1,200,000 ordinary shares for issuance under the 2008 Stock Incentive Plan, subject to any adjustments as contemplated by the plan. The plan also provides for an annual increase, beginning in 2009, in the number of ordinary shares that may be delivered pursuant to awards under the plan, totaling 2% of our issued and outstanding shares as of the first business day of the relevant calendar year. The maximum number of shares subject to awards that may be granted during any single calendar year is such number as equals 2% of our issued and outstanding shares as of the first business day of that calendar year. We granted share options to purchase 406,776, 357,548, 42,880 and 50,000 ordinary shares on October 5, 2008, June 2, 2009, February 10, 2010 and November 15, 2010, respectively. On November 19, 2010, the number of ordinary shares that had been reserved for issuance under the 2008 Stock Incentive Plan was cancelled to the extent the corresponding options had not been awarded as of that date. Options to purchase 538,653 ordinary shares remained outstanding as of March 31, 2015 under the 2008 Stock Incentive Plan.

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

We reserved a total of 3,600,000 ordinary shares for issuance under the 2010 Stock Incentive Plan, subject to adjustments as contemplated by the plan. We granted share options to purchase 1,000,000, 1,600,000, 700,000 and 300,000 ordinary shares on November 19, 2010, May 16, 2011, September 30, 2011 and November 19, 2011, respectively. Options to purchase 3,108,943 ordinary shares remained outstanding as of March 31, 2015 under the 2010 Stock Incentive Plan.

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

We reserved a total of 1,200,000 ordinary shares for issuance under the 2012 Stock Incentive Plan, subject to adjustments as contemplated by the plan. We granted share options to purchase 1,200,000 ordinary shares on January 8, 2013. Options to purchase 823,624 ordinary shares remained outstanding as of March 31, 2015 under the 2012 Stock Incentive Plan.

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

The 2005 Stock Incentive Plan terminated on February 2, 2015. Our board of directors may amend or terminate the 2008, 2010 and 2012 Stock Incentive Plans at any time; provided, however, that our board of directors must seek the recipients’ approval with respect to any amendment or termination that would adversely affect the rights of such recipients under any award already made. Without further action by our board of directors, the 2008, 2010 and 2012 Stock Incentive Plans will terminate on September 12, 2017, November 18, 2020 and April 30, 2022, respectively.

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

On November 19, 2010, our board of directors approved an adjustment to the exercise price of all options granted prior to, but remained outstanding as of, December 23, 2010 under the 2005 Stock Incentive Plan, the 2008 Stock Incentive Plan and the 2010 Stock Incentive Plan, or the Adjusted Options. The per share exercise price of all Adjusted Options with a per share exercise price higher than US$2.00 was reduced by US$2.00 on December 23, 2010, and the per share exercise price of all Adjusted Options with a per share exercise price no more than US$2.00 was reduced to US$0.01. Our board of directors also resolved that if any future dividend is declared, the per share exercise price of all options granted prior to and outstanding as of the date of record of such dividend shall be reduced by an amount equal to the dividend payable on each ordinary share, provided that the per share exercise price after adjustment shall not be less than US$0.01. Due to special cash dividends of US$0.56, US$2.30 and US$0.50 per ordinary share declared in May 2011, November 2012 and April 2014, respectively, the per share exercise prices of all of the options granted prior to and remaining outstanding as of June 20, 2011, November 26, 2012 and April 14, 2014, each a record date, were reduced by US$0.56, US$2.30 and US$0.50 pursuant to such resolution of our board of directors referenced above, respectively, provided that the per share exercise prices after adjustment shall not be less than US$0.01.

The following table sets forth information on share options that have been granted and were outstanding as of March 31, 2015 pursuant to the 2005, 2008, 2010 and 2012 Stock Incentive Plans:

	Number of Ordinary Shares Underlying Outstanding Options		Exercise Price per Ordinary Share**		Date of Grant	Date of Expiration
Directors and Executive Officers
Zengxiang LU	1,150,000		US$	1.54	May 16, 2011	May 15, 2021
			US$	0.68	January 8, 2013	January 7, 2023
Jianhua ZHU	1,150,000		US$	1.54	November 19, 2010	November 18, 2020
			US$	0.68	January 8, 2013	January 7, 2023
Huiqing CHEN			US$	2.53	October 5, 2008	October 4, 2018
		*	US$	3.73	June 2, 2009	June 1, 2019
			US$	1.54	September 30, 2011	September 29, 2021
			US$	0.68	January 8, 2013	January 7, 2023
Qian YUE		*	US$	1.54	May 16, 2011	May 15, 2021
			US$	0.68	January 8, 2013	January 7, 2023
Jian HAN		*	US$	2.53	October 5, 2008	October 4, 2018
			US$	3.73	June 2, 2009	June 1, 2019
			US$	1.54	November 19, 2011	November 18, 2021
Other Grantees
Other grantees as a group (comprising 108 individuals)	1,788,442			—	—	—

*	The number of ordinary shares underlying the outstanding options held by each of the officers represents less than 1% of our ordinary shares.
**	The exercise price per Ordinary Share has reflected the impact of the exercise price modifications in December 2010, June 2011, November 2012 and April 2014, respectively.

C.	Board Practices

General

The functions and powers of our board of directors include, among others:

•	convening shareholders’ annual general meetings and reporting its work to shareholders at such meetings;

•	implementing shareholders’ resolutions;

•	determining our business plans and investment proposals;

•	declaring dividends and distributions;

•	exercising the borrowing powers of our company and mortgaging the property of our company;

•	approving the transfer of shares of our company, including the registering of such shares in our share register; and

•	exercising any other powers conferred by the shareholders’ meetings or under our Second Amended and Restated Memorandum and Articles of Association.

Terms of Directors

Our Second Amended and Restated Memorandum and Articles of Association provide for three classes of directors, each with three-year terms. The term of the Class I directors, who are Dr. Zengxiang Lu and Jianhua Zhu, will expire upon the annual general meeting of shareholders to be held in 2017; the term of the Class II director, who is Michael Elyakim, will expire upon the annual general meeting of shareholders to be held in 2015; and the term of the Class III directors, who are Jianyue Pan, Songzuo Xiang and Eric Zhe Xu, will expire upon the annual general meeting of shareholders to be held in 2016.

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

Each executive officer has also agreed that for one year after terminating employment with us, such executive officer will not, without our consent, accept employment by any of our competitors or engage in any activities that, directly or indirectly, compete with us. In addition, each executive officer has agreed that he or she will not, without our consent, induce any of our employees to terminate employment with us.

Board Committees

To enhance our corporate governance, our board of directors has established two board committees: an audit committee and a corporate governance and nominations committee. The charters of each of our audit committee and corporate governance and nominations committee are publicly available on our website at http://ir.chinadtv.cn. In addition, Songzuo Xiang, one of our independent directors, assists the board in reviewing and approving our compensation structure, including all forms of compensation relating to our directors and executive officers, and administering our stock incentive plans.

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

We currently only have two members on our audit committee and we no longer comply with Section 303A.07 of the NYSE Listed Company Manuel, which, among other things, requires a listed company to have an audit committee that has a minimum of three members. As a foreign private issuer, we are permitted to follow home country practice in lieu of such requirements pursuant to Section 303A.00 of the NYSE Listed Company Manual. The corporate governance practice in our home country, the Cayman Islands, does not require companies to have a minimum number of members on the audit committee.

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

We currently do not have a compensation committee and we no longer comply with Section 303A.05 of the NYSE Listed Company Manual, which, among other things, requires a listed company to have a compensation committee composed entirely of independent directors. However, Songzuo Xiang, one of our independent directors, currently assists the board in reviewing and approving our compensation structure, including all forms of compensation relating to our directors and executive officers, and administering our stock incentive plans. As a foreign private issuer, we are permitted to follow home country practice in lieu of such requirements pursuant to Section 303A.00 of the NYSE Listed Company Manual. The corporate governance practice in our home country, the Cayman Islands, does not require companies to have a compensation committee.

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

The following table sets forth certain information with respect to the directors, officers and each of the persons known to us who own beneficially 5% or more of our ordinary shares as of March 31, 2015 unless otherwise indicated. The number of ordinary shares outstanding in calculating the percentages for each listed person includes the ordinary shares underlying share options held by such person. The percentage of beneficial ownership of each listed person is based on 59,770,311 ordinary shares outstanding (excluding the 752,781 ordinary shares that were issued and held for the Company’s account in preparation for exercise of share options by option holders under our employee stock incentive plans), as well as the ordinary shares underlying share options exercisable by such person within 60 days of March 31, 2015.

	Shares beneficially owned
	Number		Percent
Directors and Executive Officers
Zengxiang LU(1)	10,676,102		17.53%
Jianhua ZHU(2)	10,476,102		17.20%
Jianyue PAN		*	*
Eric Zhe XU	—		—
Michael ELYAKIM		*	*
Songzuo XIANG	—		—
Qian YUE(3)		**	**
Jian HAN(4)		**	**
Huiqing CHEN(5)		**	**

Directors and executive officers as a group(6)	22,340,501		36.72%

Principal Shareholders
Glories Global(7)	4,300,000		7.19%
Parker International(8)	3,956,797		6.62%

*	Beneficially owns less than 1% of our ordinary shares.
**	Upon exercise of all share options exercisable within 60 days of March 31, 2015, would beneficially own less than 1% of our ordinary shares.
(1)	Represents: (i) the 9,273,393 ordinary shares and 200,000 ADSs held by Polar Light Group Limited, which is wholly owned by Dr. Zengxiang Lu; (ii) the 155,418 ordinary shares held by China Cast; and (iii) the 1,125,000 ordinary shares issuable upon exercise of options held by Dr. Lu that are exercisable within 60 days of March 31, 2015. Dr. Lu, together with Jianhua Zhu, exercises investment and voting powers over the shares held by China Cast. Dr. Lu owns 50% of the equity interest of China Cast and disclaims beneficial ownership of those shares held by China Cast except to the extent of his pecuniary interest therein.
(2)	Represents: (i) the 9,273,393 ordinary shares held by Smart Live Group Limited, which is wholly owned by Jianhua Zhu; (ii) the 155,418 ordinary shares held by China Cast Investment Holdings Limited, or China Cast; and (iii) the 1,125,000 ordinary shares issuable upon exercise of options held by Mr. Zhu that are exercisable within 60 days of March 31, 2015. Mr. Zhu, together with Dr. Zengxiang Lu, exercises investment and voting powers over the shares held by China Cast. Mr. Zhu owns 50% of the equity interest of China Cast and disclaims beneficial ownership of those shares held by China Cast except to the extent of his pecuniary interest therein.
(3)	Represents the sum of ADSs owned by Ms. Yue and ordinary shares issuable upon exercise of options held by Ms. Yue.
(4)	Represents the sum of ordinary shares owned by Mr. Han and ordinary shares issuable upon exercise of options held by Mr. Han.
(5)	Represents the sum of ordinary shares owned by Ms. Chen and ordinary shares issuable upon exercise of options held by Ms. Chen.
(6)	Represents 100% of the 155,418 ordinary shares held by China Cast (Dr. Zengxiang Lu and Jianhua Zhu jointly exercise investment and voting powers over the shares held by China Cast), ordinary shares and ADSs held by Dr. Lu (other than those ordinary shares held through China Cast), Mr. Zhu (other than those ordinary shares held through China Cast), Ms. Yue, Mr. Han, Ms. Chen, Mr. Pan and Mr. Elyakim and ordinary shares issuable upon exercise of options held by Dr. Lu, Mr. Zhu, Ms .Yue, Mr. Han and Ms. Chen.
(7)	Represents the sum of ADSs owned by Glories Global Limited, which is owned by Yan Juan Weng, a PRC citizen.
(8)	Represents the sum of ADSs owned by Parker International Limited, which is owned by Shmuel Meitar.

Item 7.	Major Shareholders and Related Party Transactions

A.	Major Shareholders

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

Super TV and N-S Digital TV Arrangements

We operated our business in the PRC through N-S Digital TV, a PRC company that was previously owned by PRC citizens and became a wholly-owned subsidiary of our company in June 2014. We did not own any equity interest in N-S Digital TV before it became our subsidiary in June 2014. Through Super TV, our indirectly wholly-owned subsidiary in the PRC, we had entered into a series of contractual arrangements with N-S Digital TV and its shareholders, including contracts relating to transfer of assets, supply of smart cards and related software products, provision of equipment and technical support and related services, technology development and licenses, and certain shareholder rights and corporate governance matters. These contractual agreements were terminated with effect from June 20, 2014.

The following is a summary of the material provisions of certain of these agreements. For more complete information you should read these agreements in their entirety.

Technical Support, Smart Cards and Software, Licenses and Equipment

•	Technical Support and Related Services Agreement, dated June 7, 2004 and amended on February 9, 2012, between N-S Digital TV and Super TV. Super TV exclusively provides N-S Digital TV and/or its customers with technical support, technical training, personnel services relating to N-S Digital TV’s marketing activities and services relating to the maintenance and optimization for the products and software of N-S Digital TV’s customers at N-S Digital TV’s request. The fees for such technical support and services are determined at Super TV’s discretion and payable within five days after the delivery of the support and services or at any other time agreed to by the parties. In 2014, N-S Digital TV did not make any payment to Super TV under this agreement. The term of this agreement is 15 years, which may not be terminated prior to its termination date without Super TV’s written consent. The term of this agreement will be automatically renewed for an additional 15 years upon its termination date, unless written notice has been given by Super TV.

•	Technology License Agreement, dated June 7, 2004 and amended on February 9, 2012, between N-S Digital TV and Super TV. N-S Digital TV granted Super TV, free of charge, an exclusive license to use certain software copyrights, patents, unpatentable technology and technical secrets relating to the digital television business that was transferred from N-T Information Engineering to N-S Digital TV. The term of the license is ten years. This agreement may not be terminated or amended without the written consent of Super TV prior to its termination date and will be automatically renewed for an additional ten years upon its termination date, unless written notice has been given by Super TV.

•	Technology Development Agreement, dated June 7, 2004 and amended on February 9, 2012, between N-S Digital TV and Super TV. N-S Digital TV engaged Super TV to develop all technology required by N-S Digital TV or its customers. The fees payable by N-S Digital TV to Super TV under the agreement will be calculated according to the following formula:

“The price at which N-S Digital TV sells the technology products developed by Super TV multiplied by a set percentage multiplied by the quantity of the products sold.”

The set percentage is determined by Super TV. In 2014, N-S Digital TV did not make any payment to Super TV under this agreement. The term of the agreement is ten years, which may not be terminated prior to its termination date without Super TV’s written consent. The term of this agreement will be automatically renewed for an additional ten years upon its termination date, unless written notice has been given by Super TV.

•	Products and Software Purchase Agreement, dated June 7, 2004 and amended on February 9, 2012, between N-S Digital TV and Super TV. N-S Digital TV agreed to exclusively purchase from Super TV all the smart cards and related software products required for its CA systems. The purchase price was RMB65 (US$9.5) for each smart card (including related software), which is determined by Super TV and may be adjusted annually by Super TV based on fair market value. The term of the agreement is 15 years, which may not be terminated prior to its termination date without Super TV’s written consent. The term of this agreement will be automatically renewed for another 15 years upon its termination date, unless written notice has been given by Super TV. N-S Digital TV subsequently obtained Super TV’s consent to produce by itself or purchase from a third party smart cards beginning March 2006. The aggregate value of transactions between N-S Digital TV and Super TV under this agreement was RMB117.0 million (US$19.0 million) in 2014.

•	Framework Agreement for Purchase of Computer Chips, dated December 12, 2008, between N-S Digital TV and Super TV. Pursuant to this agreement, N-S Digital TV will purchase computer chips from Super TV, which, in turn, will source such computer chips from suppliers such as STM and Infineon. The term of this agreement is indefinite and is terminable by agreement between the parties. In 2014, N-S Digital TV did not make any payment to Super TV under this agreement.

•	Framework Agreement for Sale of Software Products, dated July 14, 2009, between N-S Digital TV and Super TV. Super TV granted N-S Digital TV the exclusive right to sell its software products relating to advertisement editing and CA systems and other software products as agreed by the parties. The amount, price and related fees will be specified by each order provided by N-S Digital TV to Super TV. The agreement has a term of five years and is terminable by Super TV at any time. In 2011, Digital Rights Management, a content protection system for IPTV, was sold under the framework agreement. The aggregate value of transactions between N-S Digital TV and Super TV under this agreement was RMB0.8 million (US$0.1 million) in 2014.

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

Business Operating Agreement

A business operating agreement, dated September 1, 2005, was entered into among Super TV, N-T Information Engineering, Li Yang and N-S Digital TV, as amended by a supplemental agreement, dated August 18, 2007, among Super TV, N-S Information Engineering, Li Yang, N-S Digital TV and Wei Gao, and further amended by a second supplemental agreement, dated June 20, 2008, among Super TV, N-S Digital TV, N-T Information Engineering, Wei Gao and Junming Wu, a third supplemental agreement, dated November 24, 2008, among Super TV, N-S Digital TV, N-T Information Engineering, Junming Wu, Lei Zhang and Shizhou Shen, a fourth supplemental agreement, dated July 11, 2011, among Super TV, N-S Digital TV, Junming Wu, Lei Zhang, Shizhou Shen, Wenjun Wang and Tianxing Wang, and a supplemental agreement, dated February 9, 2012, among Super TV, N-S Digital TV, Wenjun Wang, Tianxing Wang, Lei Zhang and Shizhou Shen, referred to collectively as the Business Operating Agreement. Pursuant to the Business Operating Agreement, N-S Digital TV and its shareholders agreed to (i) accept the policies and guidelines furnished by Super TV from time to time with respect to the hiring and dismissal of employees, operational management and financial system of N-S Digital TV; (ii) appoint the candidates recommended by Super TV as directors of N-S Digital TV and appoint the senior management personnel of Super TV as the general manager, chief financial officer and other senior officers of N-S Digital TV based on Super TV’s recommendations; (iii) replace or remove any director or senior management personnel of N-S Digital TV at Super TV’s request; and (iv) seek a guarantee from Super TV first when any guarantee is required to secure performance by N-S Digital TV of any contract or working capital loans borrowed by N-S Digital TV and pledge its assets and receivables to Super TV as a counter-guarantee. To date, N-S Digital TV has not sought any such guarantee from Super TV. In addition, Super TV has agreed with N-S Digital TV to serve as a guarantor of N-S Digital TV with respect to contracts or transactions entered into between N-S Digital TV and third parties in respect of N-S Digital TV’s business operations. However, N-S Digital TV has not asked Super TV to provide, and Super TV has not provided, any such guarantee in favor of a third party. The Business Operating Agreement has a term of ten years and may be renewed at the option of Super TV by giving written notice for a term to be determined by Super TV. Super TV may terminate this agreement at any time by giving 30 days’ advance written notice to the other parties to this agreement.

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

Each of Wenjun Wang, Tianxing Wang, Lei Zhang and Shizhou Shen entered into a share pledge agreement with Super TV on July 11, 2011, which was superseded by another share pledge agreement with Super TV on January 16, 2012. Pursuant to the share pledge agreements, each of Wenjun Wang, Tianxing Wang, Lei Zhang and Shizhou Shen pledged all his equity interests in N-S Digital TV to Super TV to secure his and N-S Digital TV’s performance of their respective obligations under the VIE contractual arrangements between N-S Digital TV or its shareholders and Super TV. Under such share pledge agreements, each of Wenjun Wang, Tianxing Wang, Lei Zhang and Shizhou Shen agreed not to transfer his equity interests in N-S Digital TV or create, or allow the creation of, any pledge on their respective equity interests in N-S Digital TV that may affect Super TV’s interests without Super TV’s consent. Pursuant to such agreements, Super TV is entitled to receive the dividends on the pledged equity interests during the term of the pledge. The duration of each of the share pledge agreements is equivalent to the maximum duration of the VIE contractual arrangements between N-S Digital TV and/or its shareholders and Super TV. The share pledge agreements may only be terminated: (i) by Super TV in writing; or (ii) upon the fulfillment of N-S Digital TV’s and its shareholders’ respective obligations under the VIE contractual arrangements between N-S Digital TV and/or its shareholders and Super TV, which is subject to Super TV’s written confirmation. The share pledge agreements were registered with the Beijing Administration of Industry and Commerce on February 1, 2012.

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

Pursuant to three loan agreements, each dated July 11, 2011, between Super TV and each of Wenjun Wang, Tianxing Wang and Lei Zhang, respectively, as amended by a supplemental agreement to the loan agreements, dated January 16, 2012, among Super TV, Wenjun Wang, Tianxing Wang, Lei Zhang and Shizhou Shen, and as further amended by a second supplemental agreement, dated April 12, 2013, between Super TV and Tianxing Wang, Super TV provided a loan in the principal amount of RMB43.3 million (US$6.7 million), RMB38.6 million (US$6.0 million) and RMB35.1 million (US$5.5 million) to each of Wenjun Wang, Tianxing Wang and Lei Zhang, respectively. The term of each loan is ten years, which is automatically renewable for another ten years upon its termination date, unless a written notice has been provided by Super TV one month prior to such termination date. Wenjun Wang, Tianxing Wang and Lei Zhang may not repay the loan prior to the termination date of the relevant loan agreement, unless so requested by Super TV, and may only repay the loan by (i) transferring all his equity interests in N-S Digital TV to Super TV or any third party designated by Super TV and (ii) paying Super TV with the entire proceeds obtained by himself from such transfer. The interest rate of each loan is nil. Super TV provided such loans to Wenjun Wang, Tianxing Wang and Lei Zhang in July 2011 to fund their additional contribution to N-S Digital TV’s registered capital.

In June 2014, Super TV, N-S Digital TV and the nominee shareholders of N-S Digital TV, namely Tianxing Wang, Lei Zhang, Shizhou Shen and Wenjun Wang, entered into a termination agreement that terminated the series of contractual agreements underlying the VIE structure between the nominee shareholders of N-S Digital TV and Super TV. Pursuant to the termination agreement, the termination is conditioned upon the nominee shareholders’ transferring 100% of their equity interest in N-S Digital TV to Super TV, with the consideration of such transfer equaling and offset by the amount of loans owed to Super TV by the nominee shareholders under the loan agreements entered into between each of the nominee shareholders and Super TV.

On the same date, Super TV and the nominee shareholders of N-S Digital TV, namely Tianxing Wang, Lei Zhang, Shizhou Shen and Wenjun Wang, entered into a share transfer agreement, pursuant to which the nominee shareholders of N-S Digital TV transferred the 100% equity interest in N-S Digital TV to Super TV for a consideration of RMB150 million. Pursuant to the share transfer agreement, the nominee shareholders shall promptly de-register the share pledge agreements entered into between each of Tianxing Wang, Lei Zhang, Shizhou Shen and Wenjun Wang with Super TV, and facilitate the transfer of equity interest in N-S Digital TV. As a result, N-S Digital TV became a wholly-owned subsidiary of Super TV.

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

Interest Payment Agreement

Pursuant to an agreement, dated November 30, 2006, between Super TV and N-S Digital TV, N-S Digital TV agreed to pay interest at a rate equal to commercial banks’ lending rate for one-year loans on the payments payable by N-S Digital TV to Super TV for the purchases of products from Super TV. Interest payable will start to accrue from the first day of the month following the confirmation of the corresponding sales until the actual payment. No interest was accrued as of December 31, 2014 under this agreement.

Share Transfer Agreements (Xinsi Yijia and Cyber Cloud)

Pursuant to a series of share transfer agreements, dated April 30, 2014, among Super TV, CSM Holdings, Yuewu Yuntian, Holch Capital, Cyber Cloud and Xinsi Yijia, Cyber Cloud acquired the equity interest in Xinsi Yijia hold by Yuewu Yuntian, and in exchange, Yuewu Yuntian obtained certain equity interests in Cyber Cloud.

Share Transfer Agreement (Shibo Movie)

Pursuant to a share transfer agreement, dated June 18, 2014, between N-S Digital TV and N-S Information Technology, N-S Digital TV transferred its 100% equity interest in Shibo Movie to N-S Information Technology, for a consideration of RMB5.2 million (US$0.8 million).

Share Transfer Agreement (N-S Media Investment)

Pursuant to a share transfer agreement, dated June 18, 2014, between N-S Digital TV and N-S Information Technology, N-S Digital TV transferred its 100% equity interest in N-S Media Investment to N-S Information Technology, for a consideration of RMB17.2 million (US$2.8 million).

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

In May 2011, our board of directors declared a special cash dividend of US$0.56 per ordinary share. US$32,937,000 was paid in 2012 and the remaining US$79,000 was paid in 2013.

In November 2012, our board of directors declared a special cash dividend of US$2.30 per ordinary share to be paid in two installments of US$1.00 and US$1.30, respectively. Cash dividend totaling US$59,013,000 was paid in 2012, US$76,863,000 was paid in 2013, and the remaining US$57,000 was paid in 2014.

We declared a special cash dividend of US$0.50 per ordinary share on April 2, 2014. The dividend was paid in May 2014.

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

We may rely on our operating subsidiary, Super TV, for our cash needs, including the funds necessary to pay dividends to our shareholders. The payment of dividends by Super TV is subject to limitations. See “Item 3. Key Information—D. Risk Factors—Risks Relating to the People’s Republic of China—We may rely on dividends and other distributions on equity paid by our operating subsidiary to fund cash and financing requirements, and limitations on the ability of our operating subsidiary to pay dividends to us could materially restrict our ability to conduct our business.”

Holders of ADSs will be entitled to receive dividends, subject to the terms of the deposit agreement, less the fees and expenses payable under the deposit agreement. Cash dividends will be paid by the depositary to holders of ADSs in U.S. dollars. Other distributions, if any, will be paid by the depositary to holders of our ADSs by any means it deems legal, fair and practical.

B.	Significant Changes

There have been no significant changes since December 31, 2014, the date of the annual financial statements in this annual report.

Item 9.	The Offer and Listing

A.	Offering and Listing Details

Market and Share Price Information

Our ADSs, each representing one ordinary share, have been listed on the NYSE since October 5, 2007. Our ADSs trade under the symbol “STV.” The NYSE is the principal trading market for our ADSs, which are not listed on any other exchanges in or outside of the United States.

The high and low closing prices of our ADSs on the NYSE since listing are as follows:

	Price per ADS (US$)
	High	Low
Yearly:
2008	27.55	4.25
2009	11.31	5.83
2010	9.21	5.30
2011	7.42	3.17
2012	4.35	1.68
2013	2.27	1.36
2014	4.94	1.81
Quarterly:
First Quarter, 2013	2.27	1.70
Second Quarter, 2013	1.84	1.45
Third Quarter, 2013	1.72	1.36
Fourth Quarter, 2013	2.14	1.58
First Quarter, 2014	3.69	1.81
Second Quarter, 2014	4.79	2.61
Third Quarter, 2014	4.94	3.24
Fourth Quarter, 2014	4.66	3.00
First Quarter, 2015	3.87	2.90
Monthly:
October 2014	4.66	3.86
November 2014	3.97	3.50
December 2014	3.72	3.00
January 2015	3.15	2.90
February 2015	3.87	2.91
March 2015	3.75	3.41
April 2015 (through April 27)	4.34	3.74

As of March 31, 2015, a total of 39,277,950 ADSs were outstanding, excluding the 752,781 ADSs that were held for our account in preparation for exercise of share options by option holders under our employee stock incentive plans. As of March 31, 2015, 39,277,950 ordinary shares were registered in the name of Deutsche Bank Trust Company Americas, the depositary under the deposit agreement, excluding 752,781 ordinary shares that were issued and held for our account in preparation for exercise of share options by option holders under our employee stock incentive plans.

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

The Cayman Islands currently have no exchange control restrictions. See also “Item 4. Information on the Company—B. Business Overview—Regulation—Foreign Currency Exchange” and “Item 4. Information on the Company—B. Business Overview—Regulation—Regulation of Foreign Exchange in Certain Onshore and Offshore Transactions” for information on foreign currency exchange in the PRC.

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

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciations and there is no taxation in the nature of inheritance tax or estate duty or withholding tax applicable to us or to any holder of ADSs or ordinary shares. There are no other taxes likely to be material to us levied by the Government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or after execution brought within the jurisdiction of, the Cayman Islands. No stamp duty is payable in the Cayman Islands on transfers of shares of Cayman Islands companies except those which hold interests in land in the Cayman Islands. The Cayman Islands is a party to a double tax treaty entered into with the United Kingdom in 2010 but is otherwise not party to any double tax treaties. There are no exchange control regulations or currency restrictions in the Cayman Islands.

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

United States Federal Income Taxation

This section describes the material United States federal income tax consequences of owning ADSs. It applies to you only if you are a U.S. holder, as defined below, and you hold your ADSs as capital assets for tax purposes. This section does not apply to you if you are a member of a special class of holders subject to special rules, including:

•	a dealer in securities;

•	a trader in securities that elects to use a mark-to-market method of accounting for securities holdings;

•	a tax-exempt organization;

•	a life insurance company;

•	a person liable for alternative minimum tax;

•	a person that actually or constructively owns 10% or more of our voting stock;

•	a person that holds ADSs as part of a straddle or a hedging or conversion transaction;

•	a person that purchases or sells ADSs as part of a wash sale for tax purposes; or

•	a person whose functional currency is not the U.S. dollar.

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

You are a U.S. holder if you are a beneficial owner of ADSs and you are:

•	a citizen or resident of the United States;

•	a corporation (or other entity taxable as a corporation for United States federal income tax purposes) organized under the laws of the United States, any State or the District of Columbia;

•	an estate whose income is subject to United States federal income tax regardless of its source; or

•	a trust if a United States court can exercise primary supervision over the trust’s administration and one or more United States persons are authorized to control all substantial decisions of the trust.

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

Taxation of Dividends

Under the United States federal income tax laws, and subject to the PFIC rules discussed below, the gross amount of any dividend we pay out of our current or accumulated earnings and profits (as determined for United States federal income tax purposes) is subject to United States federal income taxation. If you are a non-corporate U.S. holder, including an individual, dividends that constitute qualified dividend income will be taxable to you at the preferential rates applicable to long-term capital gains provided that you hold the ADSs for more than 60 days during the 121-day period beginning 60 days before the ex-dividend date and meet other holding period requirements. Dividends we pay with respect to the ADSs generally will be qualified dividend income provided that, in the year that you receive the dividend, the ADSs are readily tradable on an established securities market in the United States. The NYSE should qualify as an established securities market in the United States.

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

PFIC Rules

Based on analyses of our income and the value of our assets, we believe we were not a PFIC for the taxable year ended December 31, 2014. However, we were a PFIC during the taxable years 2009 through 2013 for U.S. federal income tax purposes. This conclusion is a factual determination that is made annually and thus we may or may not be a PFIC for the taxable year ending December 31, 2015 or subsequent taxable years. To the extent that we hold a significant amount of cash or other passive assets in the future, it is more likely that we would be treated as a PFIC in future taxable years. You will generally be treated as holding stock of a PFIC in the first taxable year of your holding period in which we became a PFIC and subsequent taxable years even if we cease to satisfy the tests to be classified as a PFIC in subsequent taxable years, unless you make certain elections.

In general, we will be a PFIC with respect to you if for any taxable year in which you held our ADSs:

•	at least 75% of our gross income for the taxable year is passive income; or

•	at least 50% of the value, determined on the basis of a quarterly average, of our assets is attributable to assets that produce or are held for the production of passive income.

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

Although we were not a PFIC for the taxable year ended December 31, 2014, because we were classified as a PFIC for prior years as described above, you will generally be subject to the special PFIC tax rules if you held our ADSs while we were treated as a PFIC or, if you make or have made a timely mark-to-market election, the mark-to-market rules as described below.

Special PFIC Rules. If we are treated as a PFIC, and you are a U.S. holder that did not make a mark-to-market election, you will be subject to special rules with respect to:

•	any gain you realize on the sale or other disposition of your ADSs; and

•	any excess distribution that we make to you (generally, any distributions to you during a single taxable year that are greater than 125% of the average annual distributions received by you in respect of the ADSs during the three preceding taxable years or, if shorter, your holding period for the ADSs).

Under these rules:

•	the gain or excess distribution will be allocated ratably over your holding period for the ADSs;

•	the amount allocated to the taxable year in which you realized the gain or excess distribution will be taxed as ordinary income;

•	the amount allocated to each prior year, with certain exceptions, will be taxed at the highest tax rate in effect for that year; and

•	the interest charge generally applicable to underpayments of tax will be imposed in respect of the tax attributable to each such year.

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

If we are or were a PFIC for any taxable year during which you hold or held our ADSs, unless you make or have made a timely mark-to-market election (as described below), we will continue to be treated as a PFIC with respect to you for all subsequent years during which you hold the ADSs, unless we have ceased to be classified as a PFIC under the tests described above and you make a “deemed sale” election. If you make a deemed sale election, you will be deemed to have sold your ADSs at their fair market value on the last day of the last taxable year in which we qualified as a PFIC and any gain from such deemed sale would be subject to the excess distribution rules described above. After the deemed sale election, so long as we do not become a PFIC in a subsequent taxable year, your ADSs with respect to which a deemed sale election was made will not be treated as equity interests in a PFIC. However, as discussed above, we may be treated as a PFIC in future taxable years, in which case you would be subject to the excess distribution rules discussed above with respect to such future taxable years, unless a mark-to-market election, as discussed below, is made.

Mark-to-Market Rules. If you own ADSs in a PFIC that are treated as marketable stock, you should generally be able to make a mark-to-market election. We believe that our ADSs are and will continue to be “marketable stock” as long as they continue to be traded on the NYSE, other than in de minimis quantities, on at least 15 days during each calendar quarter. If you make this election, you will not be subject to the PFIC rules described above. Instead, in general, you will include as ordinary income each year the excess, if any, of the fair market value of your ADSs at the end of the taxable year over your adjusted basis in your ADSs. These amounts of ordinary income will not be eligible for the favorable tax rates applicable to qualified dividend income or long-term capital gains. You will also be allowed to take an ordinary loss in respect of the excess, if any, of the adjusted basis of your ADSs over their fair market value at the end of the taxable year (but only to the extent of the net amount of previously included income as a result of the mark-to-market election). Your basis in the ADSs will be adjusted to reflect any such income or loss amounts.

If you have made a timely mark-to-market election, you will not be required to include in income mark-to-market gain or loss for a year in which we are not treated as a PFIC. However, cessation of PFIC status does not terminate the mark-to-market election and such election will continue to apply in any future year in which we are again treated as a PFIC and you will be required to include mark-to-market gain or loss in income, as discussed above.

If you own ADSs during any year that we are a PFIC with respect to you, you generally must file Internal Revenue Service Form 8621.

You should consult your own tax advisor regarding the application of the PFIC rules to your ownership and disposition of the ADSs or shares, the effect of our ceasing to be a PFIC for the taxable year ended December 31, 2014 and the availability, application and consequences of the elections discussed above.

Sale of Super TV

Because we have been classified as a PFIC, special rules may apply to U.S. holders in connection with the sale of Super TV and in connection with distributions we may make in connection with the sale.

Sale of Super TV. If we held an interest in a PFIC in a taxable year in which we are treated as a PFIC with respect to your ADSs, you would also be treated as subject to the PFIC rules with respect to your “indirect interest” in such subsidiary PFIC. If Super TV was classified as a PFIC at any time during your holding period in your ADSs and we are classified as a PFIC with respect to your ADSs, our sale of Super TV could cause you to be subject to tax on the “indirect disposition” of your interest in Super TV. Specifically, if that indirect disposition is treated as being made at a gain for U.S. federal income tax purposes, you would be subject to the excess distribution regime with respect to that gain even if we make no distribution to you with respect to the sale of Super TV.

Under these rules:

•	this gain would be allocated ratably over your holding period for the ADSs;

•	the amount allocated to the taxable year in which we sell Super TV and years before Super TV was classified as a PFIC with respect to you, if there are any such years, will be taxed as ordinary income;

•	the amount allocated to each other prior year will be taxed at the highest tax rate in effect for that year; and

•	the interest charge generally applicable to underpayments of tax will be imposed in respect of the tax attributable to each such other prior year.

Special rules apply for calculating the amount of the foreign tax credit with respect to excess distributions by a PFIC. Even if you made a mark-to-market election with respect to your ADSs, this election generally would not apply to your indirect interest in Super TV.

Distributions in Connection With the Sale of Super TV. Under the PFIC rules, if we make distributions in any single taxable year that are greater than 125% of the average annual distributions received by you in respect of the ADSs during the three preceding taxable years or, if shorter, your holding period for the ADSs, the excess would generally be subject to the same tax rules described above (i.e., the amount would be allocated ratably over your holding period for the ADSs and subject to U.S. tax in the manner described above).

You should consult your own tax advisor about the application of the PFIC rules to the sale of Super TV, any distributions we make in connection with such sale, the interaction of the excess distribution rules as they apply to indirect dispositions with their application to actual distributions and any special U.S. tax filing requirements that may arise under the PFIC rules or otherwise as a result of these transactions.

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

Interest Rate Risk

As of December 31, 2014, we had no short-term or long-term borrowings. Our exposure to market risk for changes in interest rates relates primarily to the interest income generated by our cash deposits with the banks. We have not used any derivative financial instruments in our investment portfolio. Interest earning instruments carry a degree of interest rate risk. We have not been exposed, nor do we anticipate being exposed, to material risks due to changes in interest rates. However, our future interest income may fall short of expectations due to changes in interest rates. In addition, we may borrow loans in the future and changes in interest rates may affect our finance cost.

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

Fluctuations in exchange rates may affect our costs, profit margins and net income. For example, in 2014, a significant portion of our revenues were denominated in Renminbi and approximately 28.5% of our cost of revenues was denominated in U.S. dollars. In 2014, fluctuations in the exchange rates between the Renminbi and U.S. dollar and other foreign currencies resulted in an increase in our net income of approximately US$0.02 million.

Fluctuations in exchange rates may also affect our balance sheet. For example, to the extent that we need to convert U.S. dollars received in our initial public offering into the Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount that we receive from the conversion. Conversely, if we decide to convert our Renminbi into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs or for other business purposes, appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amount available to us. Considering the amount of our cash and cash equivalents as of December 31, 2014, a 1.0% appreciation of the Renminbi against the U.S. dollar will result in an estimated increase of approximately US$0.6 million in our total amount of cash and cash equivalents, and a 1.0% appreciation of the U.S. dollar against the Renminbi will result in a decrease of approximately US$0.6 million in our total cash and cash equivalents.

See also “Item 3. Key Information—D. Risk Factors—Risks Relating to the People’s Public of China—Fluctuations in exchange rates could result in foreign currency exchange losses.”

In April and May 2011, we entered into foreign currency forward contracts to facilitate the payment of a special cash dividend declared in November 2010, in an effort to reduce our exposure to foreign currency exchange risk. These foreign currency forward contracts expired in the second quarter of 2012.

Inflation

In recent years, inflation has not had a material impact on our results of operations. According to the National Bureau of Statistics of China, the change in the Consumer Price Index in the PRC was 2.6%, 2.6% and 2.0% in 2012, 2013 and 2014, respectively. Although we have not been materially affected by inflation since our inception, we cannot assure you that we will not be affected in the future by higher rates of inflation in the PRC.

Item 12.	Description of Securities Other than Equity Securities

A.	Debt Securities

Not Applicable.

B.	Warrants and Rights

Not Applicable.

C.	Other Securities

Not Applicable.

D.	American Depositary Shares

Fees and Charges for Holders of American Depositary Receipts

Our American Depositary Receipt, or ADR, facility is maintained by Deutsche Bank Trust Company Americas, or DBTCA, pursuant to a deposit agreement dated as of October 11, 2007, or the Deposit Agreement, by and among us, DBTCA, and holders and beneficial owners of ADSs evidenced by ADRs issued thereunder. We use the term “holder” in this discussion to refer to the person in whose name an ADR is registered.

In accordance with the terms of the Deposit Agreement, DBTCA may charge holders of our ADSs, either directly or indirectly, fees or charges up to the amounts described below.

•	US$5.00 for each 100 ADSs, or any portion thereof, issued or surrendered, for:

•	each issuance of ADSs, including upon the deposit of shares or to any person to whom an ADS distribution is made pursuant to share dividends or other free distributions of shares, bonus distributions, share splits or other distributions (except where converted to cash); and

•	each surrender of ADSs for cancellation and withdrawal of deposited securities, including cash distributions made pursuant to a cancellation or withdrawal;

•	US$2.00 per 100 ADSs for distribution of cash proceeds pursuant to a cash distribution (so long as the charging of such fee is not prohibited by any exchange upon which the ADSs are listed), sale of rights and other entitlements, not made pursuant to a cancellation or withdrawal;

•	US$5.00 per 100 ADSs, or any portion thereof, issued upon the exercise of rights;

•	an annual fee of US$0.02 per ADS for the operation and maintenance costs in administering the facility; and

•	in connection with inspections of the relevant share register maintained by the local registrar, if applicable, undertaken by DBTCA, its custodian or their respective agents: an annual fee of US$0.01 per ADS (such fee to be assessed against holders of record as of the date or dates set by DBTCA as it sees fit and collected at the sole discretion of DBTCA by billing such holders for such fee or by deducting such fee from one or more cash dividends or other cash distributions).

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

The fees charged upon issuance of ADSs are imposed on the person to whom ADSs are issued, and in the case of withdrawals and cancellations, on the person surrendering the ADSs. In the case of cash distributions, service fees are generally deducted from the cash being distributed. In the case of distributions other than cash, such as stock dividends and rights, the depositary charges the applicable ADS record date holder concurrent with the distribution. Annual fees may be collected from holders of ADSs in a manner determined by DBTCA. In the case of ADSs registered in the name of the investor (whether certificated or in book-entry form), DBTCA sends invoices to holders of our ADSs as of the applicable record date. In the case of ADSs being held in brokerage and custodian accounts (via The Depositary Trust and Clearing Corporation, or DTCC), DBTCA may, if permitted by the settlement systems provided by DTCC, collect the fees through such settlement systems (whose nominee is the registered holder of the ADSs held in DTCC) from the brokers and custodians holding the ADSs in their DTCC accounts. The brokers and custodians who hold their clients’ ADSs in DTCC accounts in such case may, in turn, charge their clients’ accounts the amount of the service fees paid to DBTCA.

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

Payment Made by DBTCA to Our Company

For the year ended December 31, 2014, DBTCA reimbursed us US$0.2 million for contributions towards our investor relations activities and other miscellaneous expenses related to the listing of our ADSs on the NYSE. In addition, DBTCA paid an aggregate of US$24,623 on our behalf for organizing our annual general shareholders’ meeting for the year 2014.

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

Disclosure Controls and Procedures

Our management, with the participation of our chief executive officer and chief financial officer, has evaluated the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) as of the end of the period covered by this annual report. Based on this evaluation, our chief executive officer and chief financial officer have concluded that, as of the end of the fiscal year covered by this annual report, our disclosure controls and procedures were not effective due to the material weakness described in the “Management’s Report on Internal Control Over Financial Reporting” below. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—We have identified a material weakness in our internal controls over financial reporting which could, if not remedied, result in material misstatements in our financial statements.”

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

As required by Section 404 of the Sarbanes-Oxley Act and related rules as promulgated by the SEC, our management, with the participation of our chief executive officer and chief financial officer, assessed the effectiveness of the internal control over financial reporting as of December 31, 2014 using criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis. Management’s assessment identified the following control deficiencies that constitute a material weakness: Material weakness related to inadequate design and operating ineffectiveness of controls over a complex transaction. Specifically, the risk assessment, accounting analysis and maintenance of proper documentation by management of a certain transaction involving the proposed transfers of businesses and equity interests in consolidated subsidiaries were not sufficient to ensure the proposed transaction is properly accounted for and disclosed in conformity with generally accepted accounting principles in the United States of America.

We have taken and/or plan to take measures to address the material weakness identified above. We are still in the process of enhancing our relevant controls over planned sale of Super TV and we will design and implement more robust financial reporting and management controls for complex and extraordinary transactions going forward.

Based on our assessment, and because of the material weakness described above, we have concluded that our internal control over financial reporting was not effective as at December 31, 2014.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of China Digital TV Holding Co., Ltd.

We have audited the internal control over financial reporting of China Digital TV Holding Co. Ltd. (the “Company”), its subsidiaries and its variable interest entity (the “VIE”) (collectively, the “Group”) as of December 31, 2014, based on criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Group’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Group’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on that risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

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

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis. The following material weakness has been identified and included in management’s assessment: Material weakness related to inadequate design and operating ineffectiveness of controls over a complex transaction. Specifically, the risk assessment, accounting analysis and maintenance of proper documentation by management of a certain transaction involving the proposed transfers of businesses and equity interests in consolidated subsidiaries were not sufficient to ensure the proposed transaction is properly accounted for and disclosed in conformity with generally accepted accounting principles in the United States of America.

This material weakness was considered in determining the nature, timing, and extent of audit tests applied in our audit of the consolidated financial statements and financial statement schedule as of and for the year ended December 31, 2014 of the Group and this report does not affect our report on such financial statements and financial statement schedule.

In our opinion, because of the effect of the material weakness identified above on the achievement of the objectives of the control criteria, the Group has not maintained effective internal control over financial reporting as of December 31, 2014, based on the criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements and financial statement schedule as of and for the year ended December 31, 2014 of the Group and our report dated April 28, 2015 expressed an unqualified opinion on those financial statements and financial statement schedule.

Deloitte Touche Tohmatsu Certified Public Accountants LLP

Beijing, the People’s Republic of China

April 28, 2015

Changes in Internal Control Over Financial Reporting

Other than the ongoing remediation efforts described above, there were no significant changes in our internal control over financial reporting identified in connection with the evaluation required by paragraph (d) of 17 CFR 240.13a-15 or 240.15d-15 that occurred during the period covered by this annual report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

Item 16C. Principal Accountant Fees and Services

Deloitte Touche Tohmatsu Certified Public Accountants LLP has served as our independent registered public accounting firm for each of the fiscal years ended on December 31, 2013 and 2014, for which audited financial statements appear in this annual report on Form 20-F. The auditor is appointed by our board of directors and will hold office until our board of directors appoints another auditor.

Audit Fees

The aggregate fees billed in each of 2013 and 2014 for professional services rendered by our principal accountant for the audit of our annual financial statements or services that are normally provided by the accountant in connection with statutory or regulatory filings or engagements were US$0.9 million and US$1.2 million, respectively.

Audit-Related Fees

The aggregate fees billed in each of 2013 and 2014 for assurance and related services rendered by our principal accountant that are reasonably related to the performance of the audit or review of our financial statements and are not reported under the caption “Audit Fees” above were US$0.01 million and nil, respectively.

Tax Fees

The aggregate fees billed in each of 2013 and 2014 for professional services relating to tax compliance, tax advice and tax planning rendered by our principal accountant were US$0.01 million and US$0.03 million, respectively.

All Other Fees

The aggregate fees billed in each of 2013 and 2014 for products and services provided by our principal accountant, other than the services reported above under the captions “Audit Fees,” “Audit-Related Fees” and “Tax Fees,” were nil and US$0.02 million, respectively.

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

We have elected to follow our home country practice in lieu of the NYSE corporate governance requirements that a listed company have an audit committee that has a minimum of three members as well as a compensation committee. We currently only have two members on our audit committee. We also currently do not have a compensation committee but have Songzuo Xiang, one of our independent directors, assists the board in reviewing the compensation related matters of our Company. For a description of the significant ways in which our corporate governance practices differ from those required by Section 303A of the NYSE Listed Company Manual, please refer to “Item 6. Directors, Senior Management and Employees—C. Board Practices.”

Item 16H. Mine Safety Disclosure

Not Applicable.

PART III

Item 17.	Financial Statements

We have elected to provide financial statements and related information specified in Item 18.

Item 18.	Financial Statements

See “Index to Consolidated Financial Statements” for a list of all financial statements filed as part of this annual report.

Item 19.	Exhibits

Number	Description of Exhibit

1.1(1)	Second Amended and Restated Memorandum and Articles of Association of China Digital TV Holding Co., Ltd.

2.1(1)	Specimen of Share Certificate.

2.2(1)	Form of Deposit Agreement, including form of American Depositary Receipts.

2.3(1)	First Amended and Restated Shareholders Agreement of China Digital TV Holding Co., Ltd., dated September 13, 2007, among Novel-Tongfang Information Engineering Co., Ltd., Beijing Novel-Tongfang Digital TV Technology Co., Ltd., China Digital TV Technology Co., Ltd., China Capital Investment Holdings Limited, China Cast Investment Holdings Limited, SB Asia Infrastructure Fund L.P., Capital International Private Equity Fund IV, L.P., CGPE IV, L.P. and certain other shareholders.

4.1(1)	Asset Transfer Agreement, dated June 7, 2004, between Beijing Novel-Tongfang Digital TV Technology Co., Ltd. and Novel-Tongfang Information Engineering Co., Ltd.

4.2(1)	Equity Transfer Agreement, dated June 7, 2004, between Beijing Novel-Tongfang Digital TV Technology Co., Ltd. and Novel-Tongfang Information Engineering Co., Ltd. and related (i) Equity Entrustment Agreement, dated September 10, 2004, and (ii) Equity Purchase Entrustment Agreement, dated April 1, 2004, both between the same parties.

4.3(1)	Asset Purchase Agreement, dated June 8, 2004, between Beijing Novel-Tongfang Digital TV Technology Co., Ltd. and Beijing Super TV Co., Ltd.

4.4(1)	Equity Transfer Agreement, dated August 4, 2006, between Novel-Tongfang Information Engineering Co., Ltd. and Beijing Novel-Tongfang Digital TV Technology Co., Ltd. and related Equity Transfer Agreement, dated March 15, 2007, among Novel-Tongfang Information Engineering Co., Ltd., Beijing Novel-Tongfang Digital TV Technology Co., Ltd. and Panasonic Corporation of China.

4.5(1)	Asset Transfer Agreement, dated August 5, 2006, between Novel-Tongfang Information Engineering Co., Ltd. and Beijing Novel-Tongfang Digital TV Technology Co., Ltd. and the Supplemental Agreement thereto, dated April 6, 2007.

4.6(1)	Trademark Licensing Agreement entered into in March 2007 between Beijing Novel-Tongfang Information Engineering Co., Ltd. and Beijing Novel-Tongfang Digital TV Technology Co., Ltd.

4.7(1)	Equipment Leasing Agreement, dated June 7, 2004, between Beijing Novel-Tongfang Digital TV Technology Co., Ltd. and Beijing Super TV Co., Ltd.

4.8(1)	Technical Support and Related Service Agreement, dated June 7, 2004, between Beijing Novel-Tongfang Digital TV Technology Co., Ltd. and Beijing Super TV Co., Ltd.

4.9(1)	Technology License Agreement, dated June 7, 2004, between Beijing Novel-Tongfang Digital TV Technology Co., Ltd. and Beijing Super TV Co., Ltd.

4.10(1)	Technology Development Agreement, dated June 7, 2004, between Beijing Novel-Tongfang Digital TV Technology Co., Ltd. and Beijing Super TV Co., Ltd.

4.11(1)	Products and Software Purchase Agreement, dated June 7, 2004, between Beijing Novel-Tongfang Digital TV Technology Co., Ltd. and Beijing Super TV Co., Ltd.

4.12(3)	Letter of Consent, dated April 30, 2009, issued by Beijing Super TV Co., Ltd. to Beijing Novel-Super Digital TV Technology Co., Ltd.

4.13(3)	Equity Transfer Agreement, dated June 20, 2008 between Wei Gao and Junming Wu for Beijing Novel-Super Digital TV Technology Co., Ltd.

4.14(3)	Equity Transfer Agreement, dated November 24, 2008, between Novel-Tongfang Information Engineering Co., Ltd. and Shizhou Shen for Beijing Novel-Super Digital TV Technology Co., Ltd.

4.15(3)	Equity Transfer Agreement, dated November 24, 2008, between Novel-Tongfang Information Engineering Co., Ltd. and Lei Zhang for Beijing Novel-Super Digital TV Technology Co., Ltd.

4.16	Equity Transfer Option Agreement, dated June 7, 2004, among Beijing Super TV Co., Ltd., Novel-Tongfang Information Engineering Co., Ltd. and Li Yang(1); the Supplemental Agreement thereto, dated September 1, 2005, among Beijing Super TV Co., Ltd., Novel-Tongfang Information Engineering Co., Ltd., Li Yang and Beijing Novel-Tongfang Digital TV Technology Co., Ltd.(1); the No. 2 Supplemental Agreement thereto, dated August 18, 2007, among Beijing Super TV Co., Ltd., Novel-Tongfang Information Engineering Co., Ltd., Li Yang, Beijing Novel-Tongfang Digital TV Technology Co., Ltd. and Wei Gao(1); the No. 3 Supplemental Agreement thereto, dated June 20, 2008, among Beijing Super TV Co., Ltd., Beijing Novel-Super Digital TV Technology Co., Ltd., Novel-Tongfang Information Engineering Co., Ltd., Wei Gao and Junming Wu(3); the No. 4 Supplemental Agreement thereto, dated November 24, 2008, among Beijing Super TV Co., Ltd., Beijing Novel-Super Digital TV Technology Co., Ltd., Novel-Tongfang Information Engineering Co., Ltd., Junming Wu, Lei Zhang and Shizhou Shen(3); and the No. 5 Supplemental Agreement thereto, dated July 11, 2011, among Beijing Super TV Co., Ltd., Beijing Novel-Super Digital TV Technology Co., Ltd., Junming Wu, Lei Zhang, Shizhou Shen, Wenjun Wang and Tianxing Wang(6).

4.17(1)	Share Pledge Agreement, dated September 1, 2005, between Novel-Tongfang Information Engineering Co., Ltd. and Beijing Super TV Co., Ltd.

4.18(3)	Termination Agreement of Share Pledge, dated November 24, 2008, between Beijing Super TV Co., Ltd. and Novel-Tongfang Information Engineering Co., Ltd.

4.19	Share Pledge Agreement, dated September 1, 2005, between Li Yang and Beijing Super TV Co., Ltd.(1); the Supplemental Agreement thereto, dated August 18, 2007, among Li Yang, Beijing Super TV Co., Ltd. and Wei Gao(1); the No. 2 Supplemental Agreement thereto, dated June 20, 2008, among Beijing Super TV Co., Ltd., Wei Gao and Junming Wu(3); and the Share Pledge Termination Agreement, dated July 11, 2011 between Beijing Super TV Co., Ltd. and Junming Wu(6).

4.20(3)	Share Pledge Agreement, dated November 24, 2008, between Shizhou Shen and Beijing Super TV Co., Ltd.

4.21(3)	Share Pledge Agreement, dated November 24, 2008, between Lei Zhang and Beijing Super TV Co., Ltd.

4.22	Business Operating Agreement, dated September 1, 2005, among Beijing Super TV Co., Ltd., Novel-Tongfang Information Engineering Co., Ltd., Li Yang and Beijing Novel-Tongfang Digital TV Technology Co., Ltd.(1); the Supplemental Agreement thereto, dated August 18, 2007, among Beijing Super TV Co., Ltd., Novel-Tongfang Information Engineering Co., Ltd., Li Yang, Beijing Novel-Tongfang Digital TV Technology Co., Ltd. and Wei Gao(1); the No. 2 Supplemental Agreement thereto, dated June 20, 2008, among Beijing Super TV Co., Ltd., Beijing Novel-Super Digital TV Technology Co., Ltd., Novel-Tongfang Information Engineering Co., Ltd., Wei Gao and Junming Wu(3); the No. 3 Supplemental Agreement thereto, dated November 24, 2008, among Beijing Super TV Co., Ltd., Beijing Novel-Super Digital TV Technology Co., Ltd., Novel-Tongfang Information Engineering Co., Ltd., Junming Wu, Lei Zhang and Shizhou Shen(3); and the No. 4 Supplemental Agreement thereto, dated July 11, 2011, among Beijing Super TV Co., Ltd., Beijing Novel-Super Digital TV Technology Co., Ltd., Junming Wu, Lei Zhang, Shizhou Shen, Wenjun Wang and Tianxing Wang(6).

4.23(1)	Power of Attorney, dated September 1, 2005, of Novel-Tongfang Information Engineering Co., Ltd.

4.24(1)	Power of Attorney, dated August 18, 2007, of Wei Gao.

4.25(3)	Power of Attorney, dated June 20, 2008, of Junming Wu.

4.26(3)	Power of Attorney, dated November 24, 2008, of Shizhou Shen.

4.27(3)	Power of Attorney, dated November 24, 2008, of Lei Zhang.

4.28(1)	Entrusted Loan Agreement, dated August 23, 2004, among Beijing Super TV Co., Ltd., Beijing Novel-Tongfang Digital TV Technology Co., Ltd. and Bank of Beijing, Shangdi Branch.

4.29(1)	Entrusted Loan Agreement, dated July 13, 2004, among Beijing Super TV Co., Ltd., Novel-Tongfang Information Engineering Co., Ltd. and Bank of Beijing, Shangdi Branch.

4.30(1)	Entrusted Loan Agreement, dated August 25, 2005, among Beijing Super TV Co., Ltd., Novel-Tongfang Information Engineering Co., Ltd. and Bank of Beijing, Shangdi Branch.

4.31(1)	Loan Agreement, dated April 4, 2007, between Beijing Super TV Co., Ltd. and Novel-Tongfang Information Engineering Co., Ltd. and the related Entrusted Loan Agreement, dated April 12, 2007, among Beijing Super TV Co., Ltd., Novel-Tongfang Information Engineering Co., Ltd. and Bank of Beijing, Shangdi Branch.

4.32(3)	Loan Agreement, dated November 24, 2008, between Shizhou Shen and Beijing Super TV Co., Ltd.

4.33(3)	Loan Agreement, dated November 24, 2008, between Lei Zhang and Beijing Super TV Co., Ltd.

4.34(1)	Service Agreement, dated April 2, 2007, between Novel-Tongfang Information Engineering Co., Ltd. and Beijing Novel-Tongfang Digital TV Technology Co., Ltd.

4.35(1)	Interest Payment Agreement, dated November 30, 2006, between Beijing Novel-Tongfang Digital TV Technology Co., Ltd. and Beijing Super TV Co., Ltd.

4.36(1)	Form of Property Lease Agreement.

4.37(1)	Fixed Assets Transfer Agreement, dated March 28, 2007, between Beijing Novel-Tongfang Digital TV Technology Co., Ltd. and Beijing Super TV Co., Ltd.

4.38(1)	Form of Employment Agreement and related Form of Agreement on Confidentiality and Intellectual Property.

4.39(1)	Form of Non-Disclosure, Non-Competition, Commitment and Proprietary Information Agreement.

4.40(1)	Form of Indemnification Agreement for Directors.

4.41(1)	Amended and Restated 2005 Stock Incentive Plan of China Digital TV Holding Co., Ltd. and form of share option agreement.

4.42††(1)	Cooperation Agreement, dated January 5, 2007, between Beijing Novel-Tongfang Digital TV Technology Co., Ltd. and Jiangsu Qingda Science and Technology Industries Co., Ltd.

4.43(1)	Cooperation Agreement, dated July 18, 2007, between Beijing Novel-Tongfang Digital TV Technology Co., Ltd. and China Electronics Smart Card Co., Ltd.

4.44(1)	2008 Stock Incentive Plan of China Digital TV Holding Co., Ltd.

4.45(2)	Agreement for Equity Transfer of Beijing Novel-Super Digital TV Technology Co., Ltd., dated December 2007, between China Digital TV Technology Co., Ltd. and Golden Benefit Technology Co., Ltd.

4.46(3)	Intellectual Property Transfer Agreement, dated August 13, 2008, between Novel-Tongfang Information Engineering Co., Ltd. and Beijing Super TV Co., Ltd.

4.47(3)	Equity Transfer Agreement, dated October 5, 2008, between Beijing Super TV Co., Ltd. and Beijing Novel-Super Digital TV Technology Co., Ltd.

4.48(3)	Framework Agreement for Purchase of Computer Chips, dated December 12, 2008, between Beijing Super TV Co., Ltd. and Beijing Novel-Super Digital TV Technology Co., Ltd.

4.49(4)	Framework Agreement for Sale of Software Products, dated July 14, 2009, between Beijing Super TV Co., Ltd. and Beijing Novel-Super Digital TV Technology Co., Ltd.

4.50(4)	Equity Transfer Agreement, dated February 26, 2010, between Beijing Novel-Super Digital TV Technology Co., Ltd. and Beijing Shi Xun Hu Lian Technology Co., Ltd.

4.51(5)	Shareholders’ Agreement, dated December 1, 2010, between Beijing Super TV Co., Ltd. and Beijing Yuewu Yuntian Software Technology Ltd.

4.52(5)	Shareholders’ Agreement, dated April 29, 2011, between Beijing Super TV Co., Ltd. and Beijing Ying Zhi Cheng Technology Co., Ltd.

4.53(5)	2010 Stock Incentive Plan of China Digital TV Holding Co., Ltd.

4.54(6)	Loan Agreement, dated July 11, 2011, between Lei Zhang and Beijing Super TV Co., Ltd.

4.55(6)	Loan Agreement, dated July 11, 2011, between Tianxing Wang and Beijing Super TV Co., Ltd.

4.56(6)	Loan Agreement, dated July 11, 2011, between Wenjun Wang and Beijing Super TV Co., Ltd.

4.57(6)	Capital Increase and Equity Transfer Agreement, dated July 11, 2011, between Junming Wu, Lei Zhang, Shizhou Shen, Wenjun Wang, Tianxing Wang and Beijing Novel-Super Digital TV Technology Co., Ltd.

4.58(6)	Power of Attorney, dated July 11, 2011, of Lei Zhang.

4.59(6)	Power of Attorney, dated July 11, 2011, of Shizhou Shen.

4.60(6)	Power of Attorney, dated July 11, 2011, of Tianxing Wang.

4.61(6)	Power of Attorney, dated July 11, 2011, of Wenjun Wang.

4.62(6)	Share Pledge Agreement, dated July 11, 2011, between Lei Zhang and Beijing Super TV Co., Ltd.

4.63(6)	Share Pledge Agreement, dated July 11, 2011, between Shizhou Shen and Beijing Super TV Co., Ltd.

4.64(6)	Share Pledge Agreement, dated July 11, 2011, between Tianxing Wang and Beijing Super TV Co., Ltd.

4.65(6)	Share Pledge Agreement, dated July 11, 2011, between Wenjun Wang and Beijing Super TV Co., Ltd.

4.66(6)	Written Undertaking, dated November 22, 2011, among Beijing Super TV Co., Ltd., Beijing Novel-Super Digital TV Technology Co., Ltd., Lei Zhang, Shizhou Shen, Wenjun Wang and Tianxing Wang.

4.67(6)	Power of Attorney, dated January 16, 2012, of Lei Zhang.

4.68(6)	Power of Attorney, dated January 16, 2012, of Shizhou Shen.

4.69(6)	Power of Attorney, dated January 16, 2012, of Tianxing Wang.

4.70(6)	Power of Attorney, dated January 16, 2012, of Wenjun Wang.

4.71(6)	Share Pledge Agreement, dated January 16, 2012, between Lei Zhang and Beijing Super TV Co., Ltd.

4.72(6)	Share Pledge Agreement, dated January 16, 2012, between Shizhou Shen and Beijing Super TV Co., Ltd.

4.73(6)	Share Pledge Agreement, dated January 16, 2012, between Tianxing Wang and Beijing Super TV Co., Ltd.

4.74(6)	Share Pledge Agreement, dated January 16, 2012, between Wenjun Wang and Beijing Super TV Co., Ltd.

4.75(6)	Supplemental Agreement to Loan Agreements, dated January 16, 2012, among Beijing Super TV Co., Ltd., Lei Zhang, Shizhou Shen, Wenjun Wang and Tianxing Wang.

4.76(6)	Supplemental Agreement, dated February 9, 2012, among Beijing Super TV Co., Ltd., Beijing Novel-Super Digital TV Technology Co., Ltd., Lei Zhang, Shizhou Shen, Wenjun Wang and Tianxing Wang.

4.77(6)	Cooperation Termination Agreement, dated November 9, 2011, between Dongguan SuperTV Video Info Co., Ltd. and the Dongguan branch of the Guangdong Broadcasting TV Network Co., Ltd.

4.78(6)	Capital Increase Agreement, dated May 24, 2011, among Beijing Super TV Co., Ltd., Beijing Novel-Super Digital TV Technology Co., Ltd., Ying Zhi Cheng Technology Co., Ltd. and Beijing Joysee Technology Co., Ltd.

4.79(6)	First Amendment to First Amended and Restated Shareholders Agreement of China Digital TV Holding Co., Ltd., dated June 14, 2011, among China Digital TV Technology Co., Ltd., Beijing Novel-Super Digital TV Technology Co., Ltd., China Cast Investment Holdings Limited, SB Asia Infrastructure Fund L.P., Capital International Private Equity Fund IV, L.P., CGPE IV, L.P. and certain other shareholders.

4.80(7)	China Digital TV Holding Co., Ltd. 2012 Stock Incentive Plan.

4.81(7)	Second Supplemental Agreement to Loan Agreement, dated April 12, 2013, between Beijing Super TV Co., Ltd. and Tianxing Wang.

4.82	Share Transfer Agreement, dated April 30, 2014, among Beijing Yuewu Yuntian Software Technology Ltd., Beijing Holch Capital Investment Center, Beijing Cyber Cloud Co., Ltd. and Beijing Xinsi Yijia Technology Co., Ltd.

4.83	Share Transfer Agreement, dated April 30, 2014, among Beijing Super TV Co., Ltd., China Super Media Holdings Limited, Beijing Yuewu Yuntian Software Technology Ltd., Beijing Holch Capital Investment Center and Beijing Cyber Cloud Co., Ltd.

4.84	Termination Agreement of Existing Contractual Agreements, dated June 20, 2014, among Beijing Super TV Co., Ltd., Beijing Novel-Super Digital TV Technology Co., Ltd., Lei Zhang, Tianxing Wang, Wenjun Wang and Shizhou Shen.

4.85	Termination Agreement of Existing Contractual Agreements, dated April 14, 2015, among Beijing Super TV Co., Ltd. and Beijing Novel-Super Digital TV Technology Co., Ltd.

4.86	Share Transfer Agreement, dated June 20, 2014, among Lei Zhang, Tianxing Wang, Wenjun Wang, Shizhou Shen and Beijing Super TV Co., Ltd.

4.87(8)	Framework Agreement, dated June 13, 2014, among China Digital TV Holding Co., Ltd., Golden Benefit Technology Limited and Cinda Investment Co., Ltd.

4.88(8)	Framework Agreement Amendment, dated October 9, 2014, among China Digital TV Holding Co., Ltd., Golden Benefit Technology Limited and Cinda Investment Co., Ltd.

4.89(8)	Share Transfer Agreement, dated October 9, 2014, among China Digital TV Holding Co., Ltd., China Digital TV Technology Co., Ltd., Golden Benefit Technology Limited, Cinda Investment Co., Ltd. and Shanghai Tongda Venture Capital Co., Ltd.

4.90	Supplementary Share Transfer Agreement, dated October 27, 2014, among China Digital TV Holding Co., Ltd., China Digital TV Technology Co., Ltd., Golden Benefit Technology Limited, Cinda Investment Co., Ltd. and Shanghai Tongda Venture Capital Co., Ltd.

4.91(8)	Profit Compensation Agreement, dated October 9, 2014, among Shanghai Tongda Venture Capital Co., Ltd., Golden Benefit Technology Limited, and China Digital TV Holding Co., Ltd.

4.92(8)	Supplementary Profit Compensation Agreement, dated October 27, 2014, among Shanghai Tongda Venture Capital Co., Ltd., Golden Benefit Technology Limited, and China Digital TV Holding Co., Ltd.

4.93(8)	Share Subscription Agreement, dated October 9, 2014, between Shanghai Tongda Venture Capital Co., Ltd. and Golden Benefit Technology Limited.

8.1	List of Subsidiaries of China Digital TV Holding Co., Ltd.

11.1(1)	Code of Business Conduct and Ethics of China Digital TV Holding Co., Ltd.

12.1	CEO Certification pursuant to Rule 13a - 14(a).

12.2	CFO Certification pursuant to Rule 13a - 14(a).

13.1	CEO Certification pursuant to Rule 13a - 14(b).

13.2	CFO Certification pursuant to Rule 13a - 14(b).

23.1	Consent of Deloitte Touche Tohmatsu Certified Public Accountants LLP.

23.2	Consent of Han Kun, PRC Lawyers.

101.INS	XBRL Instance Document

101.SCH	XBRL Taxonomy Extension Schema Document

101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB	XBRL Taxonomy Extension Label Linkbase Document

101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document

††	Portions of the agreement have been omitted pursuant to a confidential treatment request and have been filed with the SEC separately with a confidential treatment request.
(1)	Previously filed as an exhibit to the Registration Statement on Form F-1 (File No. 333-146072) of China Digital TV Holding Co., Ltd. and incorporated herein by reference thereto.
(2)	Previously filed as an exhibit to the annual report on Form 20-F (File No. 001-33692) of China Digital TV Holding Co., Ltd. filed with the SEC on June 18, 2008 and incorporated herein by reference thereto.
(3)	Previously filed as an exhibit to the annual report on Form 20-F (File No. 001-33692) of China Digital TV Holding Co., Ltd. filed with the SEC on May 20, 2009 and incorporated herein by reference thereto.
(4)	Previously filed as an exhibit to the annual report on Form 20-F (File No. 001-33692) of China Digital TV Holding Co., Ltd. filed with the SEC on April 30, 2010 and incorporated herein by reference thereto.
(5)	Previously filed as an exhibit to the annual report on Form 20-F (File No. 001-33692) of China Digital TV Holding Co., Ltd. filed with the SEC on May 12, 2011 and incorporated herein by reference thereto.
(6)	Previously filed as an exhibit to the annual report on Form 20-F (File No. 001-33692) of China Digital TV Holding Co., Ltd. filed with the SEC on April 17, 2012 and incorporated herein by reference thereto.
(7)	Previously filed as an exhibit to the annual report on Form 20-F (File No. 001-33692) of China Digital TV Holding Co., Ltd. filed with the SEC on April 16, 2013 and incorporated herein by reference thereto.
(8)	Previously filed as an exhibit to the report on Form 6-K (File No. 001-33692) of China Digital TV Holding Co., Ltd. filed with the SEC on November 10, 2014 and incorporated herein by reference thereto.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

CHINA DIGITAL TV HOLDING CO., LTD.

By:	/s/ Zengxiang Lu
Name:	Zengxiang Lu
Title:	Chairman and Chief Executive Officer

Date: April 28, 2015

CHINA DIGITAL TV HOLDING CO., LTD.

CHINA DIGITAL TV HOLDING CO., LTD.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF

CHINA DIGITAL TV HOLDING CO., LTD.

We have audited the accompanying consolidated balance sheets of China Digital TV Holding Co., Ltd. (the “Company”), its subsidiaries, and its variable interest entity (the “VIE”) and the VIE’s subsidiary (collectively, the “Group”) as of December 31, 2013 and 2014, and the related consolidated statements of comprehensive income, changes in equity, and cash flows for each of the three years in the period ended December 31, 2014. Our audits also included the financial statement schedule included at Schedule I. These financial statements and financial statement schedule are the responsibility of the Group’s management. Our responsibility is to express an opinion on the financial statements and financial statement schedule based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Group as of December 31, 2013 and 2014, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2014, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Group’s internal control over financial reporting as of December 31, 2014, based on the criteria established in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 28, 2015 expressed an adverse opinion on the Group’s internal control over financial reporting because of a material weakness.

Deloitte Touche Tohmatsu Certified Public Accountants LLP

Beijing, the People’s Republic of China

April 28, 2015

CHINA DIGITAL TV HOLDING CO., LTD.

CONSOLIDATED BALANCE SHEETS

(U.S. dollars in thousands, except share and per share data)

	As of December 31,
	2013	2014
ASSETS

Current assets:
Cash and cash equivalents	$79,085	$62,042
Restricted cash	919	78
Notes receivable	4,484	5,417
Accounts receivable, net of allowance for doubtful accounts of $4,793 and $4,391 as of December 31, 2013 and 2014, respectively	45,905	47,977
Inventories	5,027	4,966
Prepaid expenses and other current assets	4,032	8,964
Deferred costs-current	141	710
Deferred tax assets-current	2,546	2,387

Total current assets	142,139	132,541
Long-term receivable	224	45
Property and equipment, net	1,170	880
Intangible assets, net	6	440
Goodwill	563	1,402
Equity method investments	3,551	2,502
Deferred costs-non-current	214	516
Deferred tax assets-non-current	939	785

Total assets	$148,806	$139,111

TOTAL LIABILITIES AND EQUITY
Current liabilities:
Accounts payable (of which $1,651 and nil as of December 31, 2013 and 2014 belonging to the consolidated VIE and VIE’s subsidiary without recourse to the Company, respectively)	2,207	2,298
Notes payable (of which $884 and nil as of December 31, 2013 and 2014 belonging to the consolidated VIE and VIE’s subsidiary without recourse to the Company, respectively)	884	86
Accrued expenses and other current liabilities (of which $6,067 and $83 as of December 31, 2013 and 2014 belonging to the consolidated VIE and VIE’s subsidiary without recourse to the Company, respectively)	13,134	17,652
Deferred revenue-current (of which $4,956 and nil as of December 31, 2013 and 2014 belonging to the consolidated VIE and VIE’s subsidiary without recourse to the Company, respectively)	6,542	4,572
Dividend payable (of which nil and nil as of December 31, 2013 and 2014 belonging to the consolidated VIE and VIE’s subsidiary without recourse to the Company, respectively)	57	—
Income tax payable (of which $794 and nil as of December 31, 2013 and 2014 belonging to the consolidated VIE and VIE’s subsidiary without recourse to the Company, respectively)	997	3,465
Deferred tax liabilities-current (of which nil and nil as of December 31, 2013 and 2014 belonging to the consolidated VIE and VIE’s subsidiary without recourse to the Company, respectively)	8,222	3,727
Government subsidies-current (of which $297 and nil as of December 31, 2013 and 2014 belonging to the consolidated VIE and VIE’s subsidiary without recourse to the Company, respectively)	710	167

Total current liabilities	32,753	31,967
Deferred revenue-non-current (of which $135 and nil as of December 31, 2013 and 2014 belonging to the consolidated VIE and VIE’s subsidiary without recourse to the Company, respectively)	135	617
Government subsidies-non-current (of which $2,782 and nil as of December 31, 2013 and 2014 belonging to the consolidated VIE and VIE’s subsidiary without recourse to the Company, respectively)	4,946	4,390
Deferred tax liabilities-non-current (of which nil and nil as of December 31, 2013 and 2014 belonging to the consolidated VIE and VIE’s subsidiary without recourse to the Company, respectively)	—	110

Total Liabilities	37,834	37,084

CHINA DIGITAL TV HOLDING CO., LTD.

CONSOLIDATED BALANCE SHEETS- continued

(U.S. dollars in thousands, except share and per share data)

	As of December 31,
	2013	2014
Commitments (Note 23)

Equity:
China Digital TV Holding Co., Ltd. shareholders’ equity:
Ordinary shares ($0.0005 par value; 200,000,000 and 200,000,000 shares authorized, 59,149,153 and 59,705,570 shares issued and outstanding as of December 31, 2013 and 2014, respectively)	30	30
Additional paid-in capital	32,037	35,639
Statutory reserve	17,907	17,977
Retained earnings	31,122	22,307
Accumulated other comprehensive income	28,940	25,509

Total China Digital TV Holding Co., Ltd. shareholders’ equity	110,036	101,462

Noncontrolling interest	936	565

Total equity	110,972	102,027

TOTAL LIABILITIES AND EQUITY	$148,806	$139,111

The accompanying notes are an integral part of these consolidated financial statements.

CHINA DIGITAL TV HOLDING CO., LTD.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(U.S. dollars in thousands, except share and per share data)

	For the years ended December 31,
	2012	2013	2014
Revenues
Products	$85,319	$82,926	$73,520
Services	4,925	5,521	9,423

Total revenues	90,244	88,447	82,943
Business and related taxes	(1,501)	(1,283)	(1,410)

Net revenues	88,743	87,164	81,533

Cost of revenues (including share-based compensation of $5, $41 and $12 for 2012, 2013 and 2014, respectively)
Products	16,880	17,009	13,845
Services	3,952	4,652	4,384

Total cost of revenues	20,832	21,661	18,229

Gross profit	67,911	65,503	63,304

Operating expenses:
Research and development (including share-based compensation of $552, $380 and $98 for 2012, 2013 and 2014, respectively)	17,402	19,251	17,276
Selling and marketing (including share-based compensation of $356, $492 and $130 for 2012, 2013 and 2014, respectively)	13,606	14,957	13,877
General and administrative (including share-based compensation of $1,701, $1,358 and $1,459 for 2012, 2013 and 2014, respectively)	9,444	9,959	10,935

Total operating expenses	40,452	44,167	42,088

Income from operations	27,459	21,336	21,216
Interest income	6,318	1,901	1,312
Interest expense	(739)	—	—
Loss from forward contract	(690)	—	—
Impairment loss on long-term investments	(4,487)	—	—
Other income, net	549	534	3,069

Income before income tax expenses	28,410	23,771	25,597

Income tax expenses/(benefits):
Income tax-current	18,035	(1,587)	10,638
Income tax-deferred	4,197	2,314	(4,265)

Total income tax expenses	22,232	727	6,373

Net income before loss from equity method investments	6,178	23,044	19,224

Loss from equity method investments, net of income taxes	(640)	(468)	(59)

Net income	5,538	22,576	19,165

Less: Net loss attributable to noncontrolling interest	(1,389)	(1,832)	(1,725)

Net income attributable to China Digital TV Holding Co., Ltd.	$6,927	$24,408	$20,890

Net income per share attributable to ordinary shareholders of China Digital TV Holding Co., Ltd.
Basic	$0.12	$0.41	$0.35
Diluted	$0.12	$0.41	$0.34

Net income	$5,538	$22,576	$19,165
Other comprehensive income/(loss), net of tax
Foreign currency translation adjustment	536	2,904	(3,441)

Comprehensive income	6,074	25,480	15,724
Less: Comprehensive loss attributable to noncontrolling interest	(1,201)	(1,785)	(1,735)
Comprehensive income attributable to ordinary shareholders of China Digital TV Holding Co., Ltd.	$7,275	$27,265	$17,459

Weighted average shares used in calculating net income per ordinary share
Basic	59,011,396	59,111,594	59,369,708
Diluted	59,092,804	59,176,457	61,716,779

The accompanying notes are an integral part of these consolidated financial statements.

CHINA DIGITAL TV HOLDING CO., LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(U.S. dollars in thousands, except share and per share data)

	China Digital TV Holding Co., Ltd. Shareholders
	Ordinary		Additional paid-in	Accumulated other comprehensive	Statutory	Retained	Total China Digital TV Holding Co., Ltd Shareholders’	Noncontrolling	Total
	Shares	Amount	capital	income	reserve	earnings	equity	Interest	equity

Balance at January 1, 2012	58,981,890	$29	$126,583	$25,735	$17,694	$36,401	$206,442	$3,880	$210,322
Share-based compensation	—	—	2,588	—	—	—	2,588	26	2,614
Provision for statutory reserve	—	—	—	—	162	(162)	—	—	—
Exercise of stock option	118,864	1	85	—	—	—	86	—	86
Special cash dividend to shareholders	—	—	(99,532)	—	—	(36,401)	(135,933)	—	(135,933)
Net income	—	—	—	—	—	6,927	6,927	(1,389)	5,538
Foreign currency translation adjustment	—	—	—	348	—	—	348	188	536

Balance at December 31, 2012	59,100,754	30	29,724	26,083	17,856	6,765	80,458	2,705	83,163

Share-based compensation	—	—	2,255	—	—	—	2,255	16	2,271
Provision for statutory reserve	—	—	—	—	51	(51)	—	—	—
Exercise of stock option	48,399	—	58	—	—	—	58	—	58
Net income	—	—	—	—	—	24,408	24,408	(1,832)	22,576
Foreign currency translation adjustment	—	—	—	2,857	—	—	2,857	47	2,904

Balance at December 31, 2013	59,149,153	30	32,037	28,940	17,907	31,122	110,036	936	110,972

Share-based compensation	—	—	1,710	—	—	—	1,710	(11)	1,699
Provision for statutory reserve	—	—	—	—	70	(70)	—	—	—
Exercise of stock option	556,417	—	726	—	—	—	726	—	726
Special cash dividend to shareholders	—	—	—	—	—	(29,635)	(29,635)	—	(29,635)
Partial disposal of Joysee’s equity (Note 24(b))	—	—	(215)	—	—	—	(215)	215	—
Transfer of noncontrolling interest-Cyber Cloud (Note 24(a))	—	—	1,381	—	—	—	1,381	1,160	2,541
Net income	—	—	—	—	—	20,890	20,890	(1,725)	19,165
Foreign currency translation adjustment	—	—	—	(3,431)	—	—	(3,431)	(10)	(3,441)

Balance at December 31, 2014	59,705,570	$30	$35,639	$25,509	$17,977	$22,307	$101,462	$565	$102,027

The accompanying notes are an integral part of these consolidated financial statements.

CHINA DIGITAL TV HOLDING CO., LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(U.S. dollars in thousands)

	For the years ended December 31,
	2012	2013	2014
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$5,538	$22,576	$19,165
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	1,174	1,028	944
Share-based compensation	2,614	2,271	1,699
Gain on disposal of property and equipment	—	—	(207)
Allowance for doubtful accounts	1,378	2,570	827
Provision for inventory	217	2,761	1,330
Warranty accrual	69	72	62
Loss from equity method investments	640	468	59
Impairment loss on long-term investments	4,487	—	—
Gain from disposal of cost method investment	(820)	—	—
Loss from forward contract	690	—	—
Changes in assets and liabilities:
Accounts receivable and notes receivable	(3,105)	(9,361)	(4,868)
Inventories	(1,967)	(1,889)	(1,384)
Prepaid expenses and other current assets	(81)	1,303	(1,462)
Deferred cost	309	258	(723)
Accounts payable	(284)	1,823	(1,104)
Income tax payable	1,535	(2,541)	2,511
Accrued expenses and other current liabilities	2,770	432	2,051
Deferred revenue	(483)	(1,232)	(1,376)
Government subsidies	2,019	1,651	(1,049)
Deferred income taxes	4,197	2,314	(4,265)

Net cash provided by operating activities	20,897	24,504	12,210

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment	(783)	(333)	(2,750)
Restricted cash	55,530	(892)	830
Acquisition of subsidiaries	—	—	2,204
Proceeds from disposal of Dongguan Super TV	1,046	—	—
Proceeds from disposal of cost method investment	820	—	—
Proceeds from dissolution of equity method investment	—	355	—
Purchase of equity method investment	(1,588)	—	—

Net cash provided by /(used in) investing activities	55,025	(870)	284

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from stock option exercise	85	58	726
Short-term loan	(55,193)	—	—
Special cash dividend paid to shareholders	(92,106)	(76,942)	(29,692)
Advance payment received in relation to an investment in Cyber Cloud	—	—	2,254

Net cash used in financing activities	(147,214)	(76,884)	(26,712)

Effect of exchange rate changes on cash and cash equivalents	432	1,638	(2,825)

NET DECREASE IN CASH AND CASH EQUIVALENTS	(70,860)	(51,612)	(17,043)
CASH AND CASH EQUIVALENTS, BEGINNING OF THE YEAR	201,557	130,697	79,085

CASH AND CASH EQUIVALENTS, END OF THE YEAR	$130,697	$79,085	$62,042

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATIONS
Income tax paid	6,934	690	1,758
Withholding tax paid	9,554	204	6,196

	$16,488	$894	$7,954

Non-cash investing and financing activities
Dividend payable	$76,999	$57	$—
Exchange of equity interests in investment for acquisition of Shibo Movie (Note 5(b))	$—	$—	$747
Transfer of noncontrolling interest in Cyber Cloud for acquisition of Xinsi Yijia (Note 5(a))	$—	$—	$2,541
Partial disposal of Joysee’s equity (Note 24(b))	$—	$—	$963
Receivable on disposal of property and equipment	$—	$—	$2,852

The accompany notes are an integral part of these consolidated financial statements.

CHINA DIGITAL TV HOLDING CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

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

The development, production and sale of commercial encryption products in the PRC are regulated by the PRC National Encryption Administrative Bureau (“Encryption Bureau”). Currently, foreign-invested enterprises incorporated in the PRC are not expressly prohibited from conducting encryption-related businesses; however, they may have difficulty in obtaining the licenses or permits required for conducting such businesses from the Encryption Bureau due to the PRC Encryption Authority’s generally restrictive approach towards foreign participation in the PRC encryption industry. In addition, the PRC State Administration of Radio, Film and Television (“SARFT”) has a policy to require any cable television network operator who uses non-PRC CA Systems to install parallel PRC CA Systems. Such policy does not expressly indicate whether the CA Systems produced by a foreign-invested company incorporated in the PRC fall into the category of non-PRC CA Systems. In consideration of the PRC Encryption Authority’s preferences and the SARFT’s policy, CDTV BVI conducts substantially all of its operations through its subsidiary, Beijing Super TV Co., Ltd. (“Super TV”), and Novel-Tongfang Digital TV Technology Co., Ltd. (“N-T Digital TV”), a variable interest entity (“VIE”) which had been 100% owned by PRC citizens through the end of June 2014 and has obtained the licenses to operate such business in the PRC.

N-T Digital TV was established in the PRC on May 31, 2004 by N-T Information Engineering (who contributed 75% of the paid-in capital) and Ms. Li Yang, who is a PRC citizen representing SAIF (which contributed 25% of the paid-in capital). N-T Digital TV was subsequently renamed to Beijing Novel-Super Digital TV Technology Co., Ltd. (“N-S Digital TV”) in December 2007. After a series of equity transfers and a round of capital contribution in cash using the loan proceeds from Super TV, the VIE became owned by Mr. Shizhou Shen, Mr. Lei Zhang, Mr. Tianxing Wang and Mr. Wenjun Wang (the “Shareholders”), all of whom were PRC citizens employed by Super TV, with equity interest of 8.3%, 31.6%, 31.2% and 28.9%, respectively, and CDTV BVI did not have direct equity interest in the VIE, but it had obtained control and enjoyed the economic benefits of the VIE through a series of contractual arrangements entered into among Super TV, the VIE and its equity holders. According to these arrangements, the Company was considered the primary beneficiary of the VIE and had consolidated the VIE’s financial results of operations, assets and liabilities in the Group’s consolidated financial statements.

CHINA DIGITAL TV HOLDING CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(U.S. dollars in thousands, except share and per share data)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES - continued

On June 13, 2014, the Company announced its plan to inject its conditional access (“CA”), screen cross multi-screen broadcasting systems (“Screen Cross”), formerly known as network broadcasting platform, and video on demand (“VOD”) businesses into Shanghai Tongda Venture Capital Co., Ltd. (“Tongda Venture”) (Ticker: 600647), a China-listed company, in exchange for a controlling stake in, and RMB1.15 billion in cash from, Tongda Venture (the “Restructuring”). The Restructuring was further amended on October 9, 2014 for Tongda Venture to acquire 100% equity interest of Super TV (Note (3)). According to PRC securities regulations, the assets of a China-listed company are generally required to be held and owned by it or its subsidiaries in China, while contractual arrangements such as those among Super TV, the VIE and its equity holders may not be accepted. As a result, in order to meet China Securities Regulatory Commission (“CSRC”) approval requirements with respect to the Restructuring, those contractual arrangements were terminated, and the 100% equity interest of N-S Digital TV originally held by those nominee shareholders, namely, Mr. Shizhou Shen, Mr. Lei Zhang, Mr. Tianxing Wang and Mr. Wenjun Wang, were transferred to Super TV pursuant to the agreements dated in June 2014, as a part of the Restructuring. As a result, N-S Digital TV became a wholly owned subsidiary of the Company and the Company continues to consolidate the financial results of operations, assets and liabilities of N-S Digital TV in the Group’s consolidated financial statements. Moreover, to facilitate the Restructuring, the Group conducted certain reorganizations in June 2014, including:

•	Super TV transferred its 75% equity interests in Beijing Cyber Cloud Co., Ltd (“Cyber Cloud”) and 100% equity interests in Beijing N-S Information Technology Co., Ltd (“N-S Information Technology”, originally named as N-S Investment Holdings Co., Ltd.) to China Super Media Holdings Limited (“CSM Holdings”);

•	Super TV transferred its 46.9% equity interests in Beijing Joysee Technology Co., Ltd (“Joysee”) to N-S Information Technology;

•	N-S Digital TV transferred its 100% equity interests in N-S Media Investment Co., Ltd (“N-S Media Investment”) and Beijing Shibo Movie Technology Co., Ltd. (“Shibo Movie”) to N-S Information Technology, respectively.

Since all of these are transactions between entities under common control of the Company, there were no effects on the Group’s consolidated financial statements.

VIE contractual agreements

A majority of the Group’s customers are provincial and municipal cable network operators in the PRC, which are primarily state-owned enterprises (“SOEs”). Due to the aforementioned regulatory considerations, these SOEs tend to purchase CA Systems from PRC local companies, rather than from companies with foreign investment such as Super TV. In order to accommodate the PRC regulations and participate in the smart card and CA Systems business (for the benefit of the Group), the Group arranged for Super TV to enter into the following agreements, which were terminated in June 2014 as aforementioned, with the VIE and its equity holders:

•	Technical Support and Related Services Agreement: Super TV exclusively provided the VIE and/or its customers with technical support, technical training and personnel services relating to the VIE’s marketing activities and services relating to the maintenance and optimization for the products and software of the VIE’s customers at the VIE’s request. The fees for such technical support and services were determined at Super TV’s discretion. The term of this agreement was 15 years, which could not be terminated prior to its termination date without Super TV’s written consent. The term of this agreement would have been automatically renewed for another 15 years upon its expiration date unless written notice had been given by Super TV.

CHINA DIGITAL TV HOLDING CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(U.S. dollars in thousands, except share and per share data)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES - continued

VIE contractual agreements - continued

•	Technology License Agreement: The VIE granted Super TV, free of charge, an exclusive license to use certain software copyrights, patents, unpatentable technology and technical secrets relating to the digital television business that was transferred from N-T Information Engineering to the VIE. The term of the license was ten years, which could not be terminated or amended without the written consent of Super TV prior to its termination date and would have been automatically renewed for an additional ten years upon its termination date unless written notice had been given by Super TV.

•	Technology Development Agreement: The VIE engaged Super TV to develop all technology required by the VIE or its customers. The fees payable by the VIE to Super TV under the agreement would have been based on the price and quantity of the technology products, and a set percentage determined by Super TV. The term of the agreement was ten years, which could not be terminated prior to its termination date without Super TV’s written consent. The term of this agreement would have been automatically renewed for an additional ten years upon its termination date unless written notice had been given by Super TV.

•	Products and Software Purchase Agreement: The VIE purchased from Super TV all the smart cards and related software products required for its CA Systems. The purchase price was determined by Super TV. The term of the agreement was 15 years, which could not be terminated prior to its termination date without Super TV’s written consent. The term of this agreement would have been automatically renewed for an additional 15 years upon its termination date unless written notice had been given by Super TV.

•	Business Operating Agreement: Each of the Shareholders agreed to (i) accept the policies and guidelines furnished by Super TV with respect to the hiring and dismissal of employees, operational management and financial management systems of the VIE; (ii) appoint the candidates recommended by Super TV as directors of the VIE and appoint the senior management personnel of Super TV as the general manager, chief financial officer and other senior officers of the VIE based on Super TV’s recommendations; (iii) replace or remove any director or senior management personnel of the VIE upon Super TV’s request; and (iv) seek a guarantee from Super TV first when any guarantee is required to secure performance by the VIE of any contract or working capital loan borrowed by the VIE and pledge its assets and receivables to Super TV as a counter-guarantee. This agreement had a term of ten years and could be renewed at the option of Super TV by giving written notice for a term to be determined by Super TV. Super TV could terminate this agreement at any time by giving 30 days’ advance written notice to the other parties to this agreement.

CHINA DIGITAL TV HOLDING CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(U.S. dollars in thousands, except share and per share data)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES - continued

VIE contractual agreements - continued

•	Loan agreements: Under loan agreements between Super TV and the registered shareholders of the VIE, Super TV extended loans to the registered shareholders of the VIE for contributing registered capital to the VIE in order to hold 100% of the equity interest in the VIE. The term of each loan was ten years, which would have been automatically renewable for another ten years upon its termination date unless a written notice had been provided by Super TV one month prior to such termination date. The registered shareholders of the VIE could not repay the loan prior to the termination date of the relevant loan agreement, unless so requested by Super TV, and could only repay the loan by (i) transferring all his equity interests in the VIE to Super TV or any third party designated by Super TV and (ii) paying Super TV with the entire proceeds obtained by himself from such transfer.

•	Share Pledge Agreements: Pursuant to the share pledge agreements, each of the Shareholders pledged all of their respective equity interests in the VIE to Super TV to secure the Shareholders’ and the VIE’s performance of their respective obligations under the VIE contractual arrangements between the VIE/the Shareholders and Super TV. In addition, each of the Shareholders agreed not to transfer their equity interests in the VIE or create, or allow the creation of, any pledge over their respective equity interests in the VIE that may affect Super TV’s interests without Super TV’s consent. Super TV was entitled to receive the dividends on the pledged equity interests during the term of the pledges. The duration of each of the share pledge agreements was equivalent to the maximum duration of the VIE contractual arrangements between the VIE/the Shareholders and Super TV. The agreements could only be terminated: (i) by Super TV in writing; or (ii) upon the fulfillment of the shareholders’ and the VIE’s respective obligations under the VIE contractual arrangements between the VIE/the Shareholders and Super TV, which was subject to Super TV’s written confirmation.

•	Powers of Attorney: Each of the Shareholders had executed an irrevocable power of attorney appointing Super TV, or any person designated by Super TV, as the attorney-in-fact to vote on their respective behalves on all matters of the VIE requiring shareholder approval under PRC laws, rules and regulations and the articles of association of the VIE. Each power of attorney had a term of ten years, subject to earlier termination in the event of the termination of the relevant share pledge agreement. The powers of attorney would have been automatically renewed upon the extension of the term of the relevant share pledge agreement.

CHINA DIGITAL TV HOLDING CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(U.S. dollars in thousands, except share and per share data)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES - continued

VIE contractual agreements - continued

•	Equity Transfer Option Agreement: Under this agreement, the Shareholders jointly granted Super TV an exclusive and irrevocable option to purchase all of the equity interests held by them in the VIE at any time that Super TV deems fit. Super TV might purchase these equity interests itself or designate another party to purchase the equity interests. The exercise price of the option would be determined by Super TV or its designated third party at the time of the exercise, subject to the minimum purchase price requirements pursuant to applicable PRC law or otherwise permitted by the relevant PRC authorities. This agreement did not have a specified term and would remain in effect unless terminated with the written consent of Super TV.

As a result of these contractual arrangements, before the end of June 2014, Super TV (1) had the power to direct the activities that most significantly affected the economic performance of the VIE, and (2) received the economic benefits of the VIE. In making the conclusion that the Company was the primary beneficiary of the VIE, the Company believes the Company’s rights under the terms of the equity transfer option agreement had provided it with a substantive kick out right. More specifically, the Company believes the terms of the equity transfer option agreement were valid, binding and enforceable under PRC laws and regulations currently in effect. The Company also believes that the minimum amount of consideration permitted by the applicable PRC law to exercise the option has not represented a financial barrier or disincentive for the Company to currently exercise its rights under the equity transfer option agreement. In addition, the articles of association of VIE provided that the shareholders of VIE had the power to, in a shareholders’ meeting: (i) approve the operating strategy and investment plan; (ii) elect the members of board of directors and approve their compensation; and (iii) review and approve the annual budget and earnings distribution plan. Consequently, the Company’s rights under the powers of attorney have reinforced the Company’s abilities to direct the activities most significantly impacting the VIE’s economic performance. The Company also believes that this ability to exercise control ensured that the VIE would continue to execute and renew service agreements and pay service fees to the Company. By charging service fees in whatever amounts the Company deemed fit, and by ensuring that service agreements were executed and renewed indefinitely, the Company had the rights to receive substantially all of the economic benefits from the VIE.

As of December 31, 2014, the Group has one VIE, Beijing Dingyuan Technology Co., Ltd. (“Dingyuan”), which was acquired during the Group’s acquisition of Beijing Xinsi Yijia Technology Co., Ltd. (“Xinsi Yijia”) in June 2014 (Note 5(a)). The operations, assets and liabilities of Dingyuan were immaterial as of and for the year ended December 31, 2014.

CHINA DIGITAL TV HOLDING CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(U.S. dollars in thousands, except share and per share data)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES - continued

The following financial statement amounts and balances of the VIE and VIE’s subsidiaries were included in the accompanying consolidated financial statements as of and for the years ended December 31:

	As of December 31,
	2013	2014

Total current assets	$62,189	$226
Total non-current assets	2,469	4

Total assets	$64,658	$230

Total current liabilities	$14,649	$83
Total non-current liabilities	2,917	—

Total liabilities	$17,566	$83

	For the years ended December 31,
	2012	2013	2014

Net revenues	$78,940	$79,489	$32,431
Net (loss)/income	$(837)	$(1,369)	$594

	For the years ended December 31,
	2012	2013	2014

Net cash provided by/(used in) operating activities	$4,464	$(4,151)	$2,897
Net cash (used in)/provided by investing activities	$(1,645)	$(364)	$1,538
Net cash provided by financing activities	$—	$—	$—

The VIE and its subsidiaries contributed an aggregate of 89.0%, 91.2% and 39.8% of the consolidated net revenues for the year ended December 31, 2012, 2013 and 2014, respectively. As of the fiscal years ended December 31, 2013 and 2014, the VIE and its subsidiary accounted for an aggregate of 43.5% and 0.2%, respectively, of the consolidated total assets, and 46.4% and 0.2%, respectively, of the consolidated total liabilities.

CHINA DIGITAL TV HOLDING CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(U.S. dollars in thousands, except share and per share data)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES - continued

As of December 31, 2014, CDTV Holding’s subsidiaries and VIE include the following entities:

Subsidiaries	Date of incorporation	Place of incorporation /establishment	Percentage of economic ownership

CDTV BVI	March 9, 2004	BVI	100%
Super TV	May 31, 2004	the PRC	100%
Golden Benefit Technology Limited (“Golden Benefit”)	December 6, 2007	Hong Kong	100%
CSM Holdings	February 25, 2008	Hong Kong	100%
N-S Information Technology	July 23, 2010	the PRC	100%
Cyber Cloud	January 19, 2011	the PRC	75%
Joysee	May 13, 2011	the PRC	46.9%
Xinsi Yijia	December 31, 2012	the PRC	75%
Shibo Movie	February 15, 2012	the PRC	100%
N-S Digital TV	May 31, 2004	the PRC	100%
N-S Media Investment	December 19, 2007	the PRC	100%

VIE

Dingyuan	August 21, 2013	the PRC	75%

CHINA DIGITAL TV HOLDING CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

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

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and revenues, costs and expenses in the financial statements and accompanying notes. Significant accounting estimates reflected in the Group’s consolidated financial statements include allowance for doubtful accounts, allowance for obsolete inventories, valuation allowance for deferred tax assets, and impairment of goodwill.

(d)	Cash and cash equivalents

Cash and cash equivalents consist of cash on hand and highly liquid investments which are unrestricted as to withdrawal or use, and which have maturities of three months or less when purchased.

(e)	Accounts receivable and allowance for doubtful accounts

Accounts receivable are stated at the amount the Group expects to collect. The Group maintains allowances for doubtful accounts for estimated losses. Management considers the following factors when determining the collectability of specific accounts: historical experience, credit worthiness of the clients, aging of the receivables and other specific circumstances related to the accounts. Allowance for doubtful accounts is made and recorded into general and administrative expenses based on aging of accounts receivable and on any specifically identified accounts receivable that may become uncollectible.

From time to time, certain accounts receivable balances are settled in the form of notes receivable. As of December 31, 2013 and 2014, notes receivable represents bank acceptance drafts that are non-interest bearing and due within six months.

CHINA DIGITAL TV HOLDING CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

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

An impairment charge is recorded if the carrying amount of the investment exceeds its fair value and this condition is determined to be other-than-temporary. The Group did not incur any impairment loss on equity method investments for the years ended December 31, 2013 and 2014. For the year ended December 31, 2012, the Group recorded an impairment loss of $4,487 on equity method investments (Note 12 (b)).

Cost method investments

Investee companies over which the Group does not have significant influence or a controlling interest are carried at cost and recognized as income for any dividend received from distribution of the investee’s earnings.

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

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

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

Approximately 93.5% of the Group’s deposits were placed with three commercial banks in the PRC as of December 31, 2014. The Group takes into account a number of factors, including, among other things, the industry rankings, credit rating and reputation, in determining the creditworthiness and quality of the financial institutions in the PRC with which it has placed its cash and cash equivalents and restricted cash. The following table sets forth information relating to the three largest proportions of the Group’s total deposits held by a single bank as of December 31, 2013 and 2014, respectively.

Details of the banks accounting for 10% or more of total deposits are as follows:

	As of December 31,
Bank	2013		2014
	%		%

Bank A	29.0		32.3
Bank B	61.7		31.7
Bank C		*	29.5

*	The amount was less than 10%.

The Group conducts credit worthiness evaluations of customers and generally does not require collateral or other security from customers. The Group establishes an allowance for doubtful accounts primarily based upon the age of the receivables and factors relevant to determining the credit risk of specific customers.

For the years ended December 31, 2012, 2013 or 2014, there are no revenues generated from customers that individually represent greater than 10% of the total revenues.

As of December 31 2013 and 2014, there are no accounts receivable generated from customers that individually represent greater than 10% of the total accounts receivables.

CHINA DIGITAL TV HOLDING CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(U.S. dollars in thousands, except share and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(h)	Concentration of credit risk - continued

Customers accounting for 10% or more of notes receivable are as below:

	As of December 31,
Customer	2013		2014
	%		%

Customer A	41.6		52.1
Customer B	28.3		21.3
Customer C		*	13.7

*	The amount was less than 10%.

(i)	Inventories

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

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(U.S. dollars in thousands, except share and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(k)	Intangible assets, net

Intangible assets, other than goodwill, resulting from the acquisitions of entities accounted for using the acquisition method of accounting are estimated by management with the assistance of a third party valuer based on the fair value of assets acquired.

Identifiable intangible assets are carried at cost less accumulated amortization. Amortization of finite-lived intangible assets is computed using the straight-line method over the following estimated average useful lives, which are as follows:

Core technology	3-7.5 years
Complete technology	2.5 years
Contract backlogs	1 year
Customer relationship	3.5-9.5 years
Digital watermarking technology	5 years
Image tracing technology	5 years

(l)	Impairment of long-lived assets

Long-lived assets, such as property and equipment and definite-lived intangible assets, are stated at cost less accumulated depreciation or amortization. Depreciation and amortization is computed principally by the straight-line method.

The Group evaluates the recoverability of long-lived assets, including identifiable intangible assets with determinable useful lives, whenever events or changes in circumstances indicate that an intangible asset’s carrying amount may not be recoverable. The Group measures the carrying amount of long-lived asset against the estimated undiscounted future cash flows associated with it. Impairment exists when the sum of the expected future net cash flows is less than the carrying value of the asset being evaluated. Impairment loss is calculated as the amount by which the carrying value of the asset exceeds its fair value. Fair value is estimated based on various techniques, including the discounted value of estimated future cash flows. The evaluation of asset impairment requires the Group to make assumptions about future cash flows over the life of the asset being evaluated. These assumptions require significant judgment and actual results may differ from assumed and estimated amounts.

The Group did not incur any impairment loss on long-lived assets for the years ended December 31, 2012, 2013 or 2014.

CHINA DIGITAL TV HOLDING CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

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

Application of the goodwill impairment test requires judgment, including the identification of reporting units, assignment of assets and liabilities to reporting units, assignment of goodwill to reporting units, and determination of the fair value of each reporting unit. Estimating fair value is performed by utilizing various valuation techniques, with a primary technique being a discounted cash flow which requires significant judgments, including estimation of future cash flows, which is dependent on internal forecasts, estimation of the long term rate of growth for the Company’s business, estimation of the useful life over which cash flows will occur, and determination of the Company’s weighted average cost of capital.

In the evaluation of the goodwill for impairment, the Group may first assess qualitative factors to determine whether it is “more likely than not” that the fair value of a reporting unit is less than its carrying amount as a basis for determining whether it is necessary to perform the two-step goodwill impairment test. If it is more likely than not that the fair value of a reporting unit is less than its carrying amount, goodwill is then tested following a two-step process. The first step compares the fair value of each reporting unit to its carrying amount, including goodwill. If the fair value of each reporting unit exceeds its carrying amount, goodwill is not considered to be impaired and the second step will not be required. If the carrying amount of a reporting unit exceeds its fair value, the second step compares the implied fair value of goodwill to the carrying value of a reporting unit’s goodwill. The implied fair value of goodwill is determined in a manner similar to accounting for a business combination with the allocation of the assessed fair value determined in the first step to the assets and liabilities of the reporting unit. The excess of the fair value of the reporting unit over the amounts assigned to the assets and liabilities is the implied fair value of goodwill. An impairment loss is recognized for any excess in the carrying value of goodwill over the implied fair value of goodwill. The Group has determined to perform the annual impairment test on December 31 of each year. The Group did not incur any impairment loss on goodwill for the years ended December 31, 2012, 2013 or 2014.

CHINA DIGITAL TV HOLDING CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

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

Sales of smart cards

Smart cards are manufactured by third-party manufacturers based on the Group’s blueprints. When the Group receives these products from the manufacturers, the Group programs each one with a unique security code so that it can communicate with the Group’s CA Systems. Revenue is recognized after a sales agreement is signed, the price is fixed or determinable, products are delivered to customers, and collection of the resulting receivables is assured. The Group also offers some of its customers a lower price or a certain amount of free cards when the cumulative volume of smart card purchases from the same customer is greater than a set volume during a specific period. The Group accounts for sales volume based customer incentives as deferred revenue which is deducted against the initial revenue.

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

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

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

Subscriber management system is software used by television network operators to support their operation, archive subscriber and operational information, and to generate billings to subscribers.

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

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

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

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

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

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(U.S. dollars in thousands, except share and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(o)	Deferred costs

Deferred costs are recognized mainly for costs incurred, which consist of hardware and software purchased from third-party suppliers directly associated with revenue from SI service contracts that provide free PCS for more than one year.

Deferred costs from SI services are recoverable through the future revenue streams and are recorded as an asset and amortized to cost of revenue over the same period that the revenue is recognized. Amortization of deferred costs for the years ended December 31, 2012, 2013 and 2014 totaled $688, $456 and $397, respectively.

(p)	Value added tax (“VAT”) and VAT refund

VAT on sales is calculated at 17% on revenue from product sales and SI Services and paid after netting input VAT on purchases. The excess of output VAT over input VAT is reflected in Accrued Expenses and Other Current Liabilities, and the excess of input VAT over output VAT is reflected in Prepaid Expenses and Other Current Assets in the consolidated balance sheets.

For certain software related products that qualify as “software products” by PRC tax authorities, the Group pays VAT at 17% first and then receives a 14% refund. The Group records VAT refund receivables on an accrual basis. VAT refund is recorded in revenue in the statements of operations.

In July 2012, the Ministry of Finance and the State Administration of Taxation jointly issued Circular No. 71 regarding the pilot collection of VAT in lieu of business tax in certain areas and industries in the PRC. Starting from September 1, 2012, certain subsidiaries and the VIE became subject to VAT at the rates of 6% on certain service revenues, such as royalty income which were previously subject to business tax.

(q)	Business and related taxes

Other than the services subject to VAT, revenues related to certain types of services from the Group’s PRC subsidiaries, VIE and VIE’s subsidiaries are subject to business taxes, surcharges or cultural business construction fees. Revenues are presented net of those taxes and fees incurred.

CHINA DIGITAL TV HOLDING CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(U.S. dollars in thousands, except share and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(r)	Government subsidies

Government subsidies mainly represent amounts granted by local government authorities as an incentive for companies to promote economic development of the local technology industry. When the Group receives the subsidies related to government sponsored projects, the subsidies are recorded as a liability and are recognized as subsidy income when there is no further performance obligation. Subsidy income of $351, $620 and $2,112 were recognized and recorded in other income for the years ended December 31, 2012, 2013 and 2014, respectively.

(s)	Operating leases

Leases where substantially all the rewards and risks of ownership of assets remain with the lessor are accounted for as operating leases. Payments made under operating leases are charged to the consolidated statements of operations on a straight-line basis over the lease periods.

(t)	Foreign currency translation

The functional and reporting currency of the Company is the US dollar. The functional currency of the Company’s subsidiaries outside the PRC is the US dollar. The functional currency of the Company’s subsidiaries, VIE and VIE’s subsidiaries in the PRC is Renminbi (“RMB”).

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

For translating the financial statements of the Company’s PRC subsidiaries into the reporting currency of the Company, assets and liabilities are translated from each subsidiary’s functional currency to the reporting currency at the exchange rate on the balance sheet date. Equity amounts are translated at historical exchange rates, and revenues, expenses, gains and losses are translated using the average rate for the period. Translation adjustments are reported as cumulative translation adjustments and are shown as a separate component of other comprehensive income in the consolidated statements of comprehensive income.

CHINA DIGITAL TV HOLDING CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

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

Diluted earnings per ordinary share reflect the potential dilution that could occur if securities were exercised or converted into ordinary shares. The Group had stock options which could potentially dilute basic earnings per share in the future. To calculate the number of shares for diluted income per share, the effect of the stock options is computed using the treasury stock method.

CHINA DIGITAL TV HOLDING CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

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

A change in any of the terms or conditions of share options shall be accounted for as a modification of the plan. Therefore, the Group calculates incremental compensation cost of a modification as the excess of the fair value of the modified option over the fair value of the original option immediately before its terms are modified, measured based on the share price and other pertinent factors at the modification date. For vested options, the Group would recognize incremental compensation cost in the period the modification occurred and for unvested options, the Group would recognize, over the remaining requisite service period, the sum of the incremental compensation cost and the remaining unrecognized compensation cost for the original award on the modification date.

CHINA DIGITAL TV HOLDING CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

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

CHINA DIGITAL TV HOLDING CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(U.S. dollars in thousands, except share and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(aa)	Business combinations

Business combinations are recorded using the acquisition method of accounting. The purchase price of the acquisition is allocated to the tangible assets, liabilities, identifiable intangible assets acquired and noncontrolling interest, if any, based on their estimated fair values as of the acquisition date. The excess of the purchase price over those fair values is recorded as goodwill. If the purchase price is less than those fair values, the difference is recognized directly in the consolidated statements of comprehensive income (loss). Acquisition-related expenses and restructuring costs are expensed as incurred.

In a business combination achieved in stages, the Group remeasures its previously held equity interest in the acquiree immediately before obtaining control at its acquisition-date fair value and the re-measurement gain or loss, if any, is recognized in earnings.

Where the consideration in an acquisition includes contingent consideration and the payment of which depends on the achievement of certain specified conditions post-acquisition, the contingent consideration is recognized and measured at its fair value at the acquisition date and if recorded as a liability, it is subsequently carried at fair value with changes in fair value reflected in earnings.

(bb)	Transactions between entities under common control

When accounting for a transfer of assets or exchange of shares between entities under common control of the Company, the carrying amounts of the assets and liabilities transferred shall remain unchanged subsequent to the transaction, and no gain or loss shall be recorded in the Group’s consolidated statements of comprehensive income (loss).

CHINA DIGITAL TV HOLDING CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(U.S. dollars in thousands, except share and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(cc)	Newly adopted accounting pronouncements

In March 2013, the Financial Accounting Standards Board (“FASB”) has issued an authoritative pronouncement related to parent’s accounting for the cumulative translation adjustment upon derecognition of certain subsidiaries or groups of assets within a foreign entity or of an investment in a foreign entity. When a reporting entity (parent) ceases to have a controlling financial interest in a subsidiary or group of assets that is a nonprofit activity or a business (other than a sale of in substance real estate or conveyance of oil and gas mineral rights) within a foreign entity, the parent is required to release any related cumulative translation adjustment into net income. Accordingly, the cumulative translation adjustment should be released into net income only if the sale or transfer results in the complete or substantially complete liquidation of the foreign entity in which the subsidiary or group of assets had resided. For an equity method investment that is a foreign entity, the partial sale guidance still applies. As such, a pro rata portion of the cumulative translation adjustment should be released into net income upon a partial sale of such an equity method investment. However, this treatment does not apply to an equity method investment that is not a foreign entity. In those instances, the cumulative translation adjustment is released into net income only if the partial sale represents a complete or substantially complete liquidation of the foreign entity that contains the equity method investment. Additionally, the amendments in this pronouncement clarify that the sale of an investment in a foreign entity includes both: (1) events that result in the loss of a controlling financial interest in a foreign entity (i.e., irrespective of any retained investment); and (2) events that result in an acquirer obtaining control of an acquiree in which it held an equity interest immediately before the acquisition date (sometimes also referred to as a step acquisition). Accordingly, the cumulative translation adjustment should be released into net income upon the occurrence of those events. The amendments in this pronouncement are effective prospectively for fiscal years (and interim reporting periods within those years) beginning after December 15, 2013. The amendments should be applied prospectively to derecognition events occurring after the effective date. Prior periods should not be adjusted. Early adoption is permitted. If an entity elects to early adopt the amendments, it should apply them as of the beginning of the entity’s fiscal year of adoption. The adoption of this guidance did not have a significant effect on the Group’s consolidated financial statements.

In July 2013, the FASB issued an Accounting Standard Update (“ASU”) which provides guidance on financial statement presentation of an unrecognized tax benefits when a net operating loss carryforward, a similar tax loss, or a tax credit carryforward exists. The FASB’s objective in issuing this ASU is to eliminate diversity in practice resulting from a lack of guidance on this topic in current US GAAP.

The amendments in this ASU state that an unrecognized tax benefit, or a portion of an unrecognized tax benefit, should be presented in the financial statements as a reduction to a deferred tax asset for a net operating loss carryforward, a similar tax loss, or a tax credit carryforward, except as follows. The adoption of this guidance did not have a significant effect on the Group’s consolidated financial statements.

CHINA DIGITAL TV HOLDING CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(U.S. dollars in thousands, except share and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(dd)	Recently issued accounting pronouncements not yet adopted

In April 2014, the FASB issued a new pronouncement which amends to change the criteria for reporting discontinued operations while enhancing disclosures in this area. It also addresses sources of confusion and inconsistent application related to financial reporting of discontinued operations guidance in US GAAP.

Under the new guidance, only disposals representing a strategic shift in operations should be presented as discontinued operations. Those strategic shifts should have a major effect on the organization’s operations and financial results. Examples include a disposal of a major geographic area, a major line of business, or a major equity method investment.

In addition, the new guidance requires expanded disclosures about discontinued operations that will provide financial statement users with more information about the assets, liabilities, income, and expenses of discontinued operations.

The new guidance also requires disclosure of the pre-tax income attributable to a disposal of a significant part of an organization that does not qualify for discontinued operations reporting. This disclosure will provide users with information about the ongoing trends in a reporting organization’s results from continuing operations. The amendments in the ASU are effective in the first quarter of 2015 for public organizations with calendar year ends. Early adoption is permitted. The Group does not expect the adoption of this guidance will have a significant effect on its consolidated financial statements.

In May 2014, the FASB issued a new pronouncement which affects any entity using US GAAP that either enters into contracts with customers to transfer goods or services or enters into contracts for the transfer of nonfinancial assets unless those contracts are within the scope of other standards (e.g., insurance contracts or lease contracts). This ASU will supersede the revenue recognition requirements in Topic 605, Revenue Recognition, and most industry-specific guidance. This ASU also supersedes some cost guidance included in Subtopic 605-35, Revenue Recognition—Construction-Type and Production-Type Contracts. In addition, the existing requirements for the recognition of a gain or loss on the transfer of nonfinancial assets that are not in a contract with a customer (e.g., assets within the scope of Topic 360, Property, Plant, and Equipment, and intangible assets within the scope of Topic 350, Intangibles—Goodwill and Other) are amended to be consistent with the guidance on recognition and measurement (including the constraint on revenue) in this ASU.

CHINA DIGITAL TV HOLDING CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(U.S. dollars in thousands, except share and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(dd)	Recently issued accounting pronouncements not yet adopted - continued

The core principle of the guidance is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. To achieve that core principle, an entity should apply the following steps:

Step 1: Identify the contract(s) with a customer.

Step 2: Identify the performance obligations in the contract.

Step 3: Determine the transaction price.

Step 4: Allocate the transaction price to the performance obligations in the contract.

Step 5: Recognize revenue when (or as) the entity satisfies a performance obligation.

For a public entity, the amendments in this ASU are effective for annual reporting periods beginning after December 15, 2016, including interim periods within that reporting period. Early application is not permitted.

An entity should apply the amendments in this ASU using one of the following two methods:

1. Retrospectively to each prior reporting period presented and the entity may elect any of the following practical expedients:

For completed contracts, an entity need not restate contracts that begin and end within the same annual reporting period.

For completed contracts that have variable consideration, an entity may use the transaction price at the date the contract was completed rather than estimating variable consideration amounts in the comparative reporting periods.

For all reporting periods presented before the date of initial application, an entity need not disclose the amount of the transaction price allocated to remaining performance obligations and an explanation of when the entity expects to recognize that amount as revenue.

2. Retrospectively with the cumulative effect of initially applying this ASU recognized at the date of initial application. If an entity elects this transition method it also should provide the additional disclosures in reporting periods that include the date of initial application of:

The amount by which each financial statement line item is affected in the current reporting period by the application of this ASU as compared to the guidance that was in effect before the change.

The Group is in the process of evaluating the impact of adoption of this guidance on the Group’s consolidated financial statements.

CHINA DIGITAL TV HOLDING CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(U.S. dollars in thousands, except share and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(dd)	Recently issued accounting pronouncements not yet adopted - continued

In June 2014, the FASB issued a new pronouncement which requires that a performance target that affects vesting and that could be achieved after the requisite service period be treated as a performance condition. A reporting entity should apply existing guidance in Topic 718, Compensation – Stock Compensation, as it relates to awards with performance conditions that affect vesting to account for such awards. The performance target should not be reflected in estimating the grant-date fair value of the award. Compensation cost should be recognized in the period in which it becomes probable that the performance target will be achieved and should represent the compensation cost attributable to the period(s) for which the requisite service has already been rendered. If the performance target becomes probable of being achieved before the end of the requisite service period, the remaining unrecognized compensation cost should be recognized prospectively over the remaining requisite service period. The total amount of compensation cost recognized during and after the requisite service period should reflect the number of awards that are expected to vest and should be adjusted to reflect those awards that ultimately vest. The requisite service period ends when the employee can cease rendering service and still be eligible to vest in the award if the performance target is achieved.

The amendments in this ASU are effective for annual periods and interim periods within those annual periods beginning after December 15, 2015. Earlier adoption is permitted.

Entities may apply the amendments in this ASU either: (a) prospectively to all awards granted or modified after the effective date; or (b) retrospectively to all awards with performance targets that are outstanding as of the beginning of the earliest annual period presented in the financial statements and to all new or modified awards thereafter. If retrospective transition is adopted, the cumulative effect of applying this ASU as of the beginning of the earliest annual period presented in the financial statements should be recognized as an adjustment to the opening retained earnings balance at that date. In addition, if retrospective transition is adopted, an entity may use hindsight in measuring and recognizing the compensation cost. The Group does not expect the adoption of this guidance will have a significant effect on its consolidated financial statements.

In August, 2014, the FASB issued a new pronouncement which provides guidance on determining when and how reporting entities must disclose going-concern uncertainties in their financial statements. The new standard requires management to perform interim and annual assessments of an entity’s ability to continue as a going concern within one year of the date of issuance of the entity’s financial statements. Further, an entity must provide certain disclosures if there is “substantial doubt about the entity’s ability to continue as a going concern.” The new standard is effective for fiscal years ending after December 15, 2016. The Group does not expect the adoption of this guidance will have a significant effect on its consolidated financial statements.

CHINA DIGITAL TV HOLDING CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(U.S. dollars in thousands, except share and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(dd)	Recently issued accounting pronouncements not yet adopted - continued

In January 2015, the FASB issued a new pronouncement which eliminates from US GAAP the concept of extraordinary items. Subtopic 225-20, Income Statement - Extraordinary and Unusual Items, required that an entity separately classify, present, and disclose extraordinary events and transactions. Presently, an event or transaction is presumed to be an ordinary and usual activity of the reporting entity unless evidence clearly supports its classification as an extraordinary item.

If an event or transaction meets the criteria for extraordinary classification, an entity is required to segregate the extraordinary item from the results of ordinary operations and show the item separately in the income statement, net of tax, after income from continuing operations. The entity also is required to disclose applicable income taxes and either present or disclose earnings-per-share data applicable to the extraordinary item.

The FASB heard from stakeholders that the concept of extraordinary items causes uncertainty because it is unclear when an item should be considered both unusual and infrequent. Additionally, some stakeholders said that although users find information about unusual or infrequent events and transactions useful, they do not find the extraordinary item classification and presentation necessary to identify those events and transactions. Other stakeholders noted that it is extremely rare in current practice for a transaction or event to meet the requirements to be presented as an extraordinary item.

The amendments in this ASU are effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2015. A reporting entity may apply the amendments prospectively. A reporting entity also may apply the amendments retrospectively to all prior periods presented in the financial statements. Early adoption is permitted provided that the guidance is applied from the beginning of the fiscal year of adoption. The Group does not expect the adoption of this guidance will have a significant effect on its consolidated financial statements.

CHINA DIGITAL TV HOLDING CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(U.S. dollars in thousands, except share and per share data)

3.	PLANNED DISPOSAL OF SUPER TV

On October 9, 2014, the Group has entered into a share transfer agreement (as amended by a supplementary agreement dated October 27, 2014) with Tongda Venture and Cinda Investment Co., Ltd. (“Cinda Investment”), whereby Tongda Venture will acquire 100% equity interest of Super TV, which is made up of the Group’s CA, Screen Cross and VOD businesses. In exchange, the Group will receive a total consideration of approximately RMB3.2 billion, consisting of RMB2.4 billion in cash and RMB0.8 billion in shares of Tongda Venture which will represent 17.24% of the ordinary shares of Tongda Venture. The consideration is subject to a profit compensation agreement, under which the Group is obligated to return certain compensation to Tongda Venture if specified performance targets for each of the fiscal years of 2014, 2015 and 2016 are not met. In connection with the transfer, Cinda Investment is granted a warrant, exercisable within three months after the completion of the sale of Super TV, to subscribe for the Company’s new shares at a price of $3.33 per share for an amount between $25,000 and $30,000. In addition, Cinda Investment has the option to subscribe for no more than an 8% equity interest in each of Cyber Cloud and Joysee, the subsidiaries of the Company.

The share transfer agreement can only come into effect after all the relevant PRC governmental approvals have been obtained, which have not yet been obtained as of December 31, 2014. Without the approvals from relevant PRC government authorizes, the Company does not have the authority to approve the disposal of Super TV. As such, the Company has classified the assets and liabilities of Super TV as held and used as of December 31, 2014 and will continue to do so until such a time all the relevant PRC governmental approvals are obtained.

CHINA DIGITAL TV HOLDING CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(U.S. dollars in thousands, except share and per share data)

4.	SEGMENT INFORMATION AND REVENUE ANALYSIS

The Group’s chief operating decision maker is the Chief Executive Officer, who reviews consolidated results of operations prepared in accordance with U.S. GAAP when making decisions about allocating resources and assessing performance of the Group. The Group has only one operating segment.

The Group operates in the PRC and all of the Group’s long-lived assets are located in the PRC.

The gross revenues consist of the following products and services:

	For the years ended December 31,
	2012	2013	2014

Products:
Smart cards	$75,185	$78,256	$67,108
Other products	10,134	4,670	6,412

Subtotal	85,319	82,926	73,520

Services:
Head-end system integration	2,175	2,731	4,591
Head-end system development	987	1,103	1,566
Licensing income	1,246	1,098	2,516
Royalty income	382	512	585
Other services	135	77	165

Subtotal	4,925	5,521	9,423

Total	$90,244	$88,447	$82,943

VAT refunds of $7,366, $6,603, and $5,433 were included in revenues for the years ended December 31, 2012, 2013 and 2014, respectively.

CHINA DIGITAL TV HOLDING CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(U.S. dollars in thousands, except share and per share data)

5.	ACQUISITION

(a)	In 2010, the Group entered into an agreement with Beijing Yuewu Yuntian Software Technology Ltd. (“Yuewu Yuntian”) to establish Cyber Cloud, in which the Group and Yuewu Yuntian held 90% and 10% of the equity interests, respectively.

Pursuant to a series of agreements dated on April 30, 2014, between the Group, Yuewu Yuntian and Beijing Holch Capital Investment Center (“Holch Capital”, a third party), Cyber Cloud acquired 100% equity interest in Xinsi Yijia from Yuewu Yuntian and Holch Capital, and in exchange, Yuewu Yuntian and Holch Capital obtained certain noncontrolling interests in Cyber Cloud. These transactions were closed on June 30, 2014. As a result, the Group, Yuewu Yuntian and Holch Capital held 75%, 15% and 10% of the equity interests in Cyber Cloud, respectively. Xinsi Yijia became a wholly owned subsidiary of Cyber Cloud, and therefore a 75% owned subsidiary of the Group after June 30, 2014. The purpose of the acquisition of Xinsi Yijia is to develop the Group’s cloud computing technology-based digital video delivery solutions. The purchase price for the acquisition of Xinsi Yijia was determined to be $2,541 based on the acquisition-date fair value of Xinsi Yijia which is more reliably measurable. Such fair value has been estimated by management with the assistance of a third party valuer.

The following table summarizes the fair values of assets acquired and liabilities assumed at the date of acquisition:

As of June 30, 2014
Current assets	$1,791
Property, plant, and equipment	132
Intangible assets	478
Goodwill	853

Total assets acquired	3,254

Current liabilities	(512)
Non-current liabilities	(201)

Total liabilities assumed	(713)

Net assets acquired	$2,541

CHINA DIGITAL TV HOLDING CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(U.S. dollars in thousands, except share and per share data)

5.	ACQUISITION - continued

(b)	In 2012, the Group and Beijing AirMedia Advertising Co., Ltd. (“AirMedia”) set up two joint ventures Shibo Movie and Beijing Xinghe Union Media Co., Ltd. (“Xinghe Union”), in each of which the group contributed cash of $794, representing 50% of equity interests in each of the joint ventures, respectively. The Group has accounted for these investments using equity method accounting because the Group did not control the investees but had the ability to exercise significant influence over the operating and financial policies of the investees.

On September 30, 2013, the Group signed an agreement with AirMedia for the exchange of 50% equity interests in Shibo Movie held by AirMedia with its 50% equity interests in Xinghe Union. In February 2014, the exchange was completed and Shibo Movie became a wholly-owned subsidiary of the Group. The carrying values of the Group equity investments in Shibo Movie and Xinghe Union were $456 and $291, respective prior to the exchange. The Company accounted for the exchange as a disposal of its equity investment in Xinghe Union and a step acquisition of Shibo Movie. The fair value of Shibo Movie asset acquired and liabilities assumed was $912. The Company recorded a gain of $165 on the disposal of Xinghe Union.

6.	RESTRICTED CASH

Restricted cash consists of the following:

	As of December 31,
	2013	2014

Bank deposits pledged as security for issuing letters of credit	$919	$78

Restricted cash	$919	$78

CHINA DIGITAL TV HOLDING CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(U.S. dollars in thousands, except share and per share data)

7.	ACCOUNTS RECEIVABLE, NET

Accounts receivable, net, consists of the following:

	As of December 31,
	2013	2014

Accounts receivable	$50,698	$52,368
Less: allowance for doubtful accounts	(4,793)	(4,391)

Accounts receivable, net	$45,905	$47,977

Movement of allowance for doubtful accounts is as follows:

	Balance at beginning of the year	Charge to expenses	Actual write-off	Balance at end of the year

2013	$2,223	$2,570	$—	$4,793
2014	$4,793	$679	$1,081	$4,391

8.	INVENTORIES

Inventories consist of the following:

	As of December 31,
	2013	2014

Raw materials	$1,890	$1,805
Finished goods	3,137	3,161

Inventories	$5,027	$4,966

Movement of provision for inventory is as follows:

	Balance at beginning of the year	Charge to expenses	Actual write-off	Balance at end of the year

2013	$667	$2,761	$—	$3,428
2014	$3,428	$1,330	$1,807	$2,951

CHINA DIGITAL TV HOLDING CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(U.S. dollars in thousands, except share and per share data)

9.	PREPAID EXPENSES AND OTHER CURRENT ASSETS

Prepaid expenses and other current assets consist of the following:

	As of December 31,
	2013	2014

Interest receivable	$149	$63
Deposits	980	996
VAT refund receivables	1,081	2,812
Prepayments to suppliers	1,314	858
Receivable on disposal of property and equipment	—	2,852
Other receivables	—	443
Other prepaid expenses	508	940

	$4,032	$8,964

10.	PROPERTY AND EQUIPMENT, NET

Property and equipment, net, consist of the following:

	As of December 31,
	2013	2014

Computers and other electronic equipment	$4,045	$3,617
Furniture and fixtures	232	206
Leasehold improvements	610	256
Motor vehicles	592	602

	5,479	4,681

Less: accumulated depreciation and amortization	(4,309)	(3,801)

	$1,170	$880

For the years ended December 31, 2012, 2013 and 2014, depreciation expense was $921, $833 and $900, respectively.

CHINA DIGITAL TV HOLDING CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(U.S. dollars in thousands, except share and per share data)

11.	INTANGIBLE ASSETS, NET

Intangible assets, net, consist of the following:

	As of December 31,
	2013	2014

Core technology	$496	$596
Complete technology	73	73
Contract backlogs	336	336
Customer relationship	1,188	1,553
Digital watermarking technology	990	990
Image tracing technology	410	410

	3,493	3,958
Less: accumulated amortization
Core technology	(490)	(502)
Complete technology	(73)	(73)
Contract backlogs	(336)	(336)
Customer relationship	(1,188)	(1,207)
Digital watermarking technology	(990)	(990)
Image tracing technology	(119)	(119)

	(3,196)	(3,227)
Less: impairment loss of image tracing technology	(291)	(291)

	$6	$440

The Group recorded amortization expense of $253, $195 and $44 for the years ended December 31, 2012, 2013 and 2014, respectively. Estimated amortization expenses of the existing intangible assets for the years ending December 31, 2015, 2016, 2017, 2018 and 2019 and after are $76, $76, $58, $39 and $191, respectively.

CHINA DIGITAL TV HOLDING CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(U.S. dollars in thousands, except share and per share data)

12.	EQUITY METHOD INVESTMENTS

Equity method investments consist of the following:

		As of December 31,
	Notes	2013	2014

Nanjing Qingda Yongxin Culture Media Co., Ltd. (“Qingda Yongxin”)	(a)	$68	$74
3DiJoy Corp. (“3DiJoy”)	(b)	—	—
Guangzhou Rujia Network Technology Co., Ltd., (“Rujia”)	(c)	2,624	2,428
Shibo Movie	(d)	489	—
Xinghe Union	(e)	370	—

		$3,551	$2,502

(a)	In March 2007, the Group and Jiangsu Qingda Technology Co. Limited (“Jiangsu Qingda”), one of its customers, set up a joint venture Qingda Yongxin, in which the Group contributed cash of $103, representing 40% of equity interest in the joint venture. Jiangsu Qingda contributed cash of $155 representing 60% of equity interest in the joint venture.

The Group has accounted for this long-term investment using equity method accounting because the Group does not control the investee but has the ability to exercise significant influence over the operating and financial policies of the investee.

CHINA DIGITAL TV HOLDING CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(U.S. dollars in thousands, except share and per share data)

12.	EQUITY METHOD INVESTMENTS - continued

(b)	In May 2010, the Group entered into a share subscription agreement to purchase 24% of equity interest in 3DiJoy with a consideration of $6,000. The Group had accounted for this long-term investment using equity method accounting because the Group does not control the investee but has the ability to exercise significant influence over the operating and financial policies of the investee. 3DiJoy was experiencing financial difficulties in 2012 while it was actively searching for a new capital injection for its operation. In the third quarter of 2012, 3DiJoy assessed that there was no alternative funding and due to the absence of further shareholders’ support, it did not expect to operate as a going concern and it laid off nearly half of the employees. As such, as of September 30, 2012, the Group performed an impairment analysis with the assistance of a third party valuer on the investment. The fair value of 3DiJoy decreased significantly below its carrying value and the decrease was other-than temporary. As a result, the Group did not expect to receive any return from this investment and recognized a full impairment of $4,487 in 2012.
(c)	In June 2010, the Group acquired 34.45% of equity interest in Rujia through purchase of existing shares from a shareholder of Rujia and contribution to its capital increase, for a total consideration of $2,500. The Group has accounted for this long-term investment using equity method accounting because the Group does not control the investee but has the ability to exercise significant influence over the operating and financial policies of the investee.
(d)	In February 2012, the Group and AirMedia set up a joint venture Shibo Movie, in which the group contributed cash of $794, representing 50% of equity interest in joint venture. The Group has accounted for this long-term investment using equity method accounting because the Group does not control the investee but has the ability to exercise significant influence over the operating and financial policies of the investee. On September 30, 2013, the Group signed a contract with AirMedia for the exchange for 50% equity interests in Shibo Movie held by AirMedia with its 50% equity interest in Xinghe Union. In February 2014, the exchange was completed and Shibo Movie became a wholly-owned subsidiary of the Group, and the transaction was accounted for by applying the acquisition method (Note 5(b)).
(e)	In March 2012, the Group and AirMedia set up a joint venture Xinghe Union, in which the group contributed cash of $794, representing 50% of equity interest in joint venture. The Group has accounted for this long-term investment using equity method accounting because the Group does not control the investee but has the ability to exercise significant influence over the operating and financial policies of the investee. On September 30, 2013, the Group signed a contract with AirMedia for the exchange for 50% equity interests in Shibo Movie held by AirMedia with its 50% equity interest in Xinghe Union. In February 2014, the exchange was completed and the 50% equity interest in Xinghe Union was transferred to AirMedia. The Company recorded a gain of $165 on the disposal of Xinghe Union (Note 5(b)).

CHINA DIGITAL TV HOLDING CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(U.S. dollars in thousands, except share and per share data)

12.	EQUITY METHOD INVESTMENTS - continued

The aggregated financial information for the equity method investments as of and for the periods presented is summarized as follows:

	As of December 31,
	2013	2014

Total current assets	$7,982	$5,581
Total assets	8,640	5,738
Total current liabilities	1,615	1,313
Total liabilities	$1,640	$1,329

	For the years ended December 31,
	2012	2013	2014

Total net revenue	$3,847	$2,646	$1,752
Loss from operations	$(1,750)	$(1,959)	$(933)

13.	COST METHOD INVESTMENTS

On January 4, 2010, the Group, together with several other third parties entered into a share purchase agreement with OpenV China Holdings Company (“OpenV”) for a strategic investment in OpenV with an equity interest of 11.5% (subject to adjustment based on OpenV’s performance) for a consideration of $5,000. The Group accounted for this long-term investment under the cost method of accounting because the Group does not have significant influence and a controlling interest over OpenV.

In October 2010, the Group was informed that OpenV was under investigation over alleged copyright infringements relating to some of its online video content. Subsequently, its online video service operation had been suspended. Based on the foregoing, the Group had doubts on the going concern of OpenV. As a result, the Group wrote off the entire amount of original $5,000 investment in OpenV in 2010.

In October 2012, the Group entered into a share redemption agreement with OpenV. Pursuant to the agreement, OpenV repurchased 460,080 of its shares for a consideration of $820, which was recorded in other income in 2012. After the equity changes of OpenV, the Group holds 10.71% equity interest in OpenV with zero carrying amount in OpenV as of December 31, 2012, 2013 and 2014.

CHINA DIGITAL TV HOLDING CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(U.S. dollars in thousands, except share and per share data)

14.	FORWARD CONTRACTS

To facilitate the cash payment of special cash dividend that the Group declared in November 2010, the Group entered into foreign currency forward contracts with two banks in April and May 2011. Pursuant to those contracts, the Group obtained two short-term loans in US dollar from these two banks with an aggregated amount of $55,193 for a period of one year, respectively. Meanwhile, the amount of $55,469 of the Group’s bank deposit was restricted until the short-term loan was fully paid back in April and May 2012. The forward contracts were determined to be a derivative instrument. The Group carries the forward contracts at fair value in its balance sheet and the changes in the forward contract fair value during each period end are recorded in the statement of operations. The Group carries the forward contract as either assets or liabilities at fair value.

The Group measures the fair value of the forward contract on a recurring basis based on a level 2 measure, i.e. the Group uses the market forward exchange rate to assess the fair value of the forward contract and recognizes the changes in fair value attributable to the difference between the market forward exchange rate and contractual exchange rate in change in fair value of forward contract. For the year ended December 31 2012, the Group recorded a loss of $690 in change in fair value of forward contract respectively. The short-term loan and the forward contracts were settled in May 2012, and the balance of the forward contracts was nil and nil as of December 31, 2013 and 2014, respectively.

15.	ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities consist of the following:

	As of December 31,
	2013	2014

Accrued payroll and bonus	$4,032	$3,805
Other taxes payable	1,756	3,721
Advance payment received in relation to an investment in Cyber Cloud*	—	2,254
Social insurance withholding	725	732
Provision for warranty	310	338
Others	6,311	6,802

	$13,134	$17,652

*	Pursuant to an agreement dated December 22, 2014, Beijing Gehua CATV Network Co., Ltd. (“Gehua”, a third party) has agreed to inject capital of $2,254 to Cyber Cloud in exchange of a 10% equity interest in Cyber Cloud. The transaction is subject to approval from relevant PRC governmental authority, which has not been obtained by December 31, 2014. The Group recorded the advance payment received from Gehua for the capital contribution as a liability as of December 31, 2014.

CHINA DIGITAL TV HOLDING CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(U.S. dollars in thousands, except share and per share data)

15.	ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES - continued

Movement of provision for warranty is as follows:

	Balance at beginning of the year	Charge to expenses	Deductions	Balance at end of the year

2013	$250	$72	$(12)	$310
2014	$310	$62	$(34)	$338

16.	DEFERRED REVENUE

Deferred revenue consists of the following:

	As of December 31,
	2013	2014

Current:
Advance from customers	$5,754	$3,537
Incentive offered to customers	449	357
Deferred revenue for SI service contracts with remaining PCS period within a year	339	678

	6,542	4,572
Non-current:
Deferred revenue for SI service contracts with remaining PCS period longer than a year	135	617

Total	$6,677	$5,189

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

CHINA DIGITAL TV HOLDING CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(U.S. dollars in thousands, except share and per share data)

17.	INCOME TAXES - continued

Super TV, N-S Digital TV, N-S Media Investment, N-S Information Technology, Joysee, Cyber Cloud, Shibo Movie, Xinsi Yijia and Dingyuan were registered in the PRC and are subject to PRC Enterprise Income Tax (“EIT”) on the taxable income in accordance with the relevant PRC income tax laws. Both Super TV and N-S Digital TV were qualified as “High-and-New Technology Enterprise” (“HNTE”) under the Enterprise Income Tax Law effective from January 1, 2008 (the “2008 EIT law”) and therefore both of them were qualified for a preferential tax rate of 15% for a three year period. In October 2011 and again in October 2014, both Super TV and N-S Digital TV successfully renewed their HNTE qualification and were qualified for a preferential tax rate of 15% from 2011 to 2016.

Cyber Cloud was subject to the statutory tax rate of 25% in 2012 and 2013. In October 2014, Cyber Cloud obtained the HNTE certificate for the tax years from 2014 to 2016, and Cyber Cloud is entitled to a preferential income tax rate of 15% in each of those years.

Super TV was qualified as “Key Software Enterprise” in 2010 and entitled for a preferential tax rate of 10% in 2010. In March 2013, Super TV renewed the “Key Software Enterprise” certificate for the tax years from 2011 to 2012 from the relevant PRC government authorities and further in December 2013, Super TV obtained such certificate for the tax years from 2013 to 2014, as a result, Super TV was entitled to a preferential income tax rate of 10% in each of those years.

N-S Media Investment, N-S Information Technology, Joysee, Shibo Movie and Xinsi Yijia were subject to the statutory tax rate of 25% in 2012, 2013, and 2014.

Dingyuan was established in 2013 and subject to the statutory tax rate of 25% in 2013 and 2014.

Deferred income taxes result principally from differences in the recognition of certain assets and liabilities for tax and financial reporting purposes and the tax effect of tax loss carry forwards.

Income tax expenses/(benefits) are as follows:

	For the years ended December 31,
	2012	2013	2014

Income tax expenses/(benefits)
Current	$18,035	$(1,587)	$10,638
Deferred	4,197	2,314	(4,265)

Total	$22,232	$727	$6,373

CHINA DIGITAL TV HOLDING CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(U.S. dollars in thousands, except share and per share data)

17.	INCOME TAXES - continued

The principal components of the deferred income tax assets (liabilities) are as follows:

	As of December 31,
	2013	2014

Current deferred tax assets
Write-down of inventory value	$794	$586
Allowance for doubtful accounts	854	686
Accrued expenses	878	1,149
Accrued bonus	396	423
Deferred revenue-current	118	162
Government subsidies-current	71	24
Deferred cost-current	15	(94)
Warranty	47	51
Valuation allowance	(627)	(600)

Current deferred tax assets subtotal	$2,546	$2,387

Non-current deferred tax assets
Deferred revenue-non-current	161	229
Government subsidies-non-current	791	667
Intangible assets amortization	76	77
Intangible assets impairment	49	25
Deferred cost-non-current	(15)	(91)
Tax loss carry-forward deferred tax assets	4,704	5,997
Valuation allowance	(4,827)	(6,119)

Non-current deferred tax assets subtotal	$939	$785

Current deferred tax liabilities
Accrued withholding tax	(8,222)	(3,727)

Current deferred tax liabilities subtotal	$(8,222)	$(3,727)

Non-Current deferred tax liabilities
Acquired intangible assets	—	(110)

Non-Current deferred tax liabilities subtotal	$—	$(110)

CHINA DIGITAL TV HOLDING CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(U.S. dollars in thousands, except share and per share data)

17.	INCOME TAXES - continued

The Group’s subsidiaries registered in the PRC have total net operating loss carry forwards of $27,706 as of December 31, 2014 which will expire on various dates between December 31, 2015 and December 31, 2019. The net operating loss carry forwards generated by a particular entity in the Group cannot be transferred or utilized by other entities within the Group. Valuation allowances have been established because the Group believes that it is more likely than not that its deferred tax assets will not be realized as it does not expect to generate sufficient taxable income in future.

Reconciliation between the provision for income taxes computed by applying the PRC EIT rates of 25% to income before income taxes and the actual provision of income taxes is as follows:

	For the years ended December 31,
	2012	2013	2014

Net income before provision for income taxes	$28,410	$23,771	$25,597
PRC statutory tax rate	25%	25%	25%

Income tax at statutory tax rate	7,103	5,943	6,399
Expenses not deductible for tax purposes	550	574	906
Investment loss deductible for tax purposes (Note a)	—	—	(2,104)
Effect of income tax exemptions/tax holidays	(4,470)	(10,104)	(3,990)
Effect of income tax rate difference in other jurisdictions	1,916	233	446
Change in valuation allowance	1,655	467	1,265
Withholding tax relating to distributable earnings	14,296	3,614	3,451
Expense adjustment related to non-taxable income (Note b)	1,182	—	—

Income tax expenses	$22,232	$727	$6,373

a. The adjustment is related to investment loss incurred upon disposal of Xinghe Union (Note 5(b)), and transfer of certain investments during the reorganizations of the Group (Note 1), which can be deductible for tax purposes.

b. The adjustment is related to non-deductible expenditure incurred in connection to income claimed for VAT refund for prior periods.

If N-S Digital TV and Super TV were not in a tax holiday period for the years ended December 31, 2012, 2013 and 2014, and Cyber Cloud was not in a tax holiday period for the year ended December 31, 2014, the impact to the earnings per share amounts would be as follows:

	For the years ended December 31,
	2012	2013	2014

Increase in income tax expenses	$4,470	$10,104	$3,990
Decrease in net income per share-basic	0.08	0.17	0.07
Decrease in net income per share-diluted	$0.08	$0.17	$0.06

CHINA DIGITAL TV HOLDING CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(U.S. dollars in thousands, except share and per share data)

17.	INCOME TAXES - continued

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

Before the year 2012, the Company determined that the undistributed earnings of the Company’s subsidiaries located in the PRC would be indefinitely reinvested for use in the operation and expansion of its business within the PRC and no deferred tax liability had been accrued for the PRC dividend withholding tax for the undistributed retained earnings. In 2012, the Company determined to distribute the undistributed retained earnings of the Company’s subsidiary located in the PRC without a set schedule.

CHINA DIGITAL TV HOLDING CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(U.S. dollars in thousands, except share and per share data)

17.	INCOME TAXES - continued

In 2012 and 2014, Super TV declared to distribute its earnings of $92,779 and $78,578, respectively, to its immediate foreign holding company, Golden Benefit, for purpose of special cash dividend distribution to shareholders of the Company. According to the interpretation of Circular No. 601 issued by the State Administration of Taxation, the Company’s Hong Kong subsidiary might not be considered to be the beneficial owner of any such dividends and in that case the withholding tax rate would be 10%. As a result, withholding tax of $9,278 was recorded to income tax expenses in 2012, as no previous accrual had been recorded, and $7,858 was recorded in 2014 against the accrued deferred tax liability. As of December 31, 2013 and 2014, the Group accrued deferred tax liabilities related to withholding tax at the amount of $8,222 and $3,727, respectively, on the undistributed earnings generated after January 1, 2008.

18.	NET INCOME PER SHARE

	For the years ended December 31,
	2012	2013	2014

Net income (numerator), basic and diluted	$6,927	$24,408	$20,890

Shares (denominator):
Weighted average ordinary shares outstanding used in computing basic net income (loss) per share	59,011,396	59,111,594	59,369,708

Effect of dilutive securities:
Plus incremental weighted average ordinary shares from assumed exercise of stock options using the treasury stock method	81,408	64,863	2,347,071

Total weighted average ordinary shares outstanding used in computing diluted net income per ordinary share	59,092,804	59,176,457	61,716,779

Net income per share-basic	$0.12	$0.41	$0.35

Net income per share-diluted	$0.12	$0.41	$0.34

Out of all the outstanding stock options, 644,790, 4,025,390 and 292,097 stock options in 2012, 2013 and 2014, respectively, could potentially dilute net income per share in the future, but were excluded in the computation of diluted net income per share in those periods, as their exercise prices were above the average market values in such periods.

19.	SPECIAL CASH DIVIDEND TO SHAREHOLDERS

In May 2011, the Group declared a special cash dividend of $0.56 per share on the Company’s ordinary shares. $32,937 was paid in 2012 and $79 was paid in 2013.

In November 2012, the Group declared a special cash dividend of $2.3 per share on the Company’s ordinary shares. $59,013 was paid in 2012, $76,863 was paid in 2013 and $57 was paid in 2014.

In April 2014, the Group declared a special cash dividend of $0.5 per share on the Company’s ordinary shares with the total amount of $29,635 paid in 2014.

CHINA DIGITAL TV HOLDING CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(U.S. dollars in thousands, except share and per share data)

20.	SHARE-BASED COMPENSATION

(a)	Option granted by the Company

Option granted to employees

Pursuant to the directors’ resolution, the Company adopted Share Incentive Plans in 2005, under which the Company may grant options to purchase up to 4,444,440 ordinary shares of the Company, to its employees, directors, and consultants, subject to vesting requirements. Under Share Incentive Plans in 2005, there are four schemes of the options granted: Scheme I, Scheme II, Scheme III and Scheme IV, which were granted on February 3, 2005, September 22, 2006, December 5, 2006 and October 5, 2008, respectively. There were no share options granted under Scheme I, Scheme II and Scheme IV outstanding as of December 31, 2014.

On September 13, 2007, the board of directors of CDTV Holding approved the 2008 Stock Incentive Plan, pursuant to which the Company may grant options to purchase up to 1,200,000 ordinary shares to its employees and other eligible people. Under Share Incentive Plans in 2008, there are four schemes of the options granted: Scheme V, Scheme VI, Scheme VII and Scheme VIII, which were granted on October 5, 2008, June 2, 2009, February 10, 2010 and November 15, 2010, respectively. There were no share options granted under Scheme VII and Scheme VIII outstanding as of December 31, 2014.

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

Modification of option plans

On November 19, 2010, the board of directors of CDTV Holding approved that the exercise price of all options which were granted under the 2005 Plan, the 2008 Plan and the 2010 Plan prior to December 23, 2010 (the “Adjusted Options”) and remain outstanding as of December 23, 2010 shall be adjusted as follows to reflect the declaration and payment of the special cash dividend.

CHINA DIGITAL TV HOLDING CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(U.S. dollars in thousands, except share and per share data)

20.	SHARE-BASED COMPENSATION - continued

(a)	Option granted by the Company - continued

Modification of option plans - continued

The per share exercise price of all Adjusted Options with a per share exercise price higher than $2.00 was reduced by $2.00 on December 23, 2010; the per share exercise price of all Adjusted Options with a per share exercise price no more than $2.00 was reduced to $0.01. The modification to the share exercise price did not have any incremental compensation cost. The board also determined that if any future dividend is declared by the Board of the Company on all Ordinary Shares of the Company, the per share exercise price of all options granted prior to and outstanding as of the date of record of such dividend shall be reduced by an amount equal to the dividend payable on each Ordinary Shares, provided that the per share exercise price after adjustment shall not be less than $0.01.

As the Company declared special cash dividends of $0.56, $2.3 and $0.5 per share, on May 20, 2011, November 12, 2012 and April 2, 2014, respectively, on the Company’s ordinary shares, the per share exercise price of all options granted prior to and remaining outstanding as of the respective record dates, which were June 20, 2011, November 26, 2012 and April 14, 2014, was reduced by $0.56, $2.3 and $0.5, respectively, provided that the per share exercise price after adjustment shall not be less than $0.01. And there were no incremental cost arising from the adjustment of per share exercise price for the years ended December 31, 2012 and 2014.

CHINA DIGITAL TV HOLDING CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(U.S. dollars in thousands, except share and per share data)

20.	SHARE-BASED COMPENSATION - continued

(a)	Option granted by the Company - continued

Details of the Share Incentive Plans:

Scheme III

Grant date: December 5, 2006

Exercise price per share-original: $4.172

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

Scheme V

Grant date: October 5, 2008

Exercise price per share-original: $7.89

Exercise price per share after modification: $2.53

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

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(U.S. dollars in thousands, except share and per share data)

20.	SHARE-BASED COMPENSATION - continued

(a)	Option granted by the Company - continued

Details of the Share Incentive Plans: - continued

Scheme VI

Grant date: June 2, 2009

Exercise price per share-original: $9.09

Exercise price per share after modification: $3.73

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

Scheme IX

Grant date: November 19, 2010

Exercise price per share-original: $6.90

Exercise price per share after modification: $1.54

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

Scheme X

Grant date: May 16, 2011

Exercise price per share-original: $4.90

Exercise price per share after modification: $1.54

Expiration date: May 15, 2021

Number of options granted: 1,600,000

CHINA DIGITAL TV HOLDING CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(U.S. dollars in thousands, except share and per share data)

20.	SHARE-BASED COMPENSATION - continued

(a)	Option granted by the Company - continued

Details of the Share Incentive Plans: - continued

Scheme X - continued

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

Scheme XI

Grant date: September 30, 2011

Exercise price per share-original: $4.34

Exercise price per share after modification: $1.54

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

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(U.S. dollars in thousands, except share and per share data)

20.	SHARE-BASED COMPENSATION - continued

(a)	Option granted by the Company - continued

Details of the Share Incentive Plans: - continued

Scheme XII

Grant date: November 19, 2011

Exercise price per share-original: $4.34

Exercise price per share after modification: $1.54

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

Scheme XIII

Grant date: January 8, 2013

Exercise price per share-original: $1.18

Exercise price per share after modification: $0.68

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

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

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

Management used the Black-Scholes option pricing model to estimate the fair value of the following options on their respective grant date with the following assumptions:

	Expected price volatility range	Risk-free interest rate range	Expected life range	Expected dividends	Fair value of ordinary share at grant date

Scheme III	49.8%-52.4%	5.77%-5.83%	5.28-6.54	1.00%	$3.56
Scheme V	56.20%	2.92%	6.25	0%	$7.66
Scheme VI	51.50%	3.28%	6.25	2.50%	$9.09

Management used Binomial model to estimate the fair value of the following options on their respective grant date with the following assumptions:

	Expected price volatility range	Risk-free interest rate range	Time to vest	Expected dividends	Fair value of ordinary share at grant date

Scheme IX	38.89%	3.82%	2.16	0%	$7.26
Scheme X	45.17%	3.99%	0.88-1.69	0%	$6.39
Scheme XI	73.61%	3.91%	1.32	0%	$3.9
Scheme XII	72.80%	3.68%	1.18	0%	$3.89
Scheme XIII	67.44%	1.94%	1.2	0%	$1.8

The fair value of the option at the grant date was $1.67, $4.24, $3.83, $3.16, $3.11-$3.42, $1.57-$1.65, $1.54-$1.62 and $1.09-$1.23 for each option for Scheme III, Scheme V, Scheme VI, Scheme IX, Scheme X, Scheme XI, Scheme XII and Scheme XIII option plans, respectively.

CHINA DIGITAL TV HOLDING CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

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

CHINA DIGITAL TV HOLDING CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(U.S. dollars in thousands, except share and per share data)

20.	SHARE-BASED COMPENSATION - continued

(a)	Option granted by the Company - continued

Option exercise - continued

A summary of stock option activity is as follows:

	Number of options	Weighted average exercise price

Options outstanding as at January 1, 2013	4,186,399	$2.26
Granted	1,200,000	1.18
Exercised	(48,399)	1.18
Forfeited	(193,867)	1.99

Options outstanding as at December 31, 2013	5,144,133	1.53
Exercised	(556,417)	1.21
Forfeited	(47,878)	1.48

Options outstanding as at December 31, 2014	4,539,838	1.57

Options exercisable as at December 31, 2014	4,246,245	1.63

The following table summarizes information with respect to share options outstanding at December 31, 2014:

	Weighted-average exercise price	Number outstanding	Number exercisable	Weighted-average remaining contractual life	Intrinsic value

Scheme III	$0.01	211	211	1.92 years	$3.05
Scheme V	2.53	251,856	251,856	3.76 years	0.53
Scheme VI	3.73	292,097	292,097	4.42 years	—
Scheme IX	1.54	1,000,000	1,000,000	5.89 years	1.52
Scheme X	1.54	1,447,526	1,447,526	6.37 years	1.52
Scheme XI	1.54	576,605	576,605	6.75 years	1.52
Scheme XII	1.54	99,604	99,604	6.88 years	1.52
Scheme XIII	0.68	871,939	578,346	8.00 years	2.38

		4,539,838	4,246,245

CHINA DIGITAL TV HOLDING CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(U.S. dollars in thousands, except share and per share data)

20.	SHARE-BASED COMPENSATION - continued

(a)	Option granted by the Company - continued

Option exercise - continued

The weighted-average grant-date fair value of options granted in 2013 was $1.14. There were no new options granted during 2012 and 2014.

The aggregate intrinsic value of options outstanding, vested and exercisable as of December 31, 2014 was $6,956, $6,258 and $6,258 respectively. The total intrinsic value of options exercised during the years ended December 31, 2012, 2013 and 2014 was $199, $27 and $1,027, respectively.

A summary of unvested stock option activity as of December 31, 2014, and changes during the year ended December 31, 2014 are presented below:

Unvested Stock Option	Number of Shares	Weighted average Grant-date Fair Value

Unvested at January 1, 2014	1,350,522	$2.09
Vested	(1,033,470)	2.37
Forfeited	(23,459)	1.23

Unvested at December 31, 2014	293,593	1.15

The Company recorded the share-based compensation expense of $2,503, $2,191 and $736 for the years ended December 31, 2012, 2013 and 2014, respectively.

As of December 31, 2014, total unrecognized compensation expense related to the unvested share options was $66, which is expected to be recognized over a weighted-average period of 0.72 years according to the graded vesting schedule. Total fair value of stock options vested during the years ended December 31, 2012, 2013 and 2014 was $3,437, $3,138 and $2,452, respectively.

CHINA DIGITAL TV HOLDING CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(U.S. dollars in thousands, except share and per share data)

20.	SHARE-BASED COMPENSATION - continued

(b)	Options granted by Cyber Cloud

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

The following table summarizes the Cyber Cloud’s share option activities with employees:

	Number of options	Weighted average exercise price

Options outstanding as at January 1, 2013	478,000	$0.17
Granted	613,000	0.16
Forfeited	(362,000)	0.16

Options outstanding as at December 31, 2013	729,000	0.17
Forfeited	(83,000)	0.17

Options outstanding as at December 31, 2014	646,000	0.17

Options exercisable as at December 31, 2014	379,292	0.17

Management used Binomial model to estimate the fair value of the following options on their respective grant date with the following assumptions:

	Expected volatility range	Risk-free interest rate range	Expected life	Expected dividends

Options granted under 2012 Stock Incentive Plan	54.90%	3.44%	10 years	—
Options granted under 2013 Stock Incentive Plan	47.10%	3.61%	10 years	—

The fair value of the option at the grant date was $0.23 and $0.16 for each option granted under 2012 and 2013 Stock Incentive Plan, respectively.

CHINA DIGITAL TV HOLDING CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

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

Cyber Cloud recorded share-based compensation expense of $52, $49 and $23 for the years ended December 31, 2012, 2013 and 2014, respectively.

As of December 31, 2014, total unrecognized compensation expense related to the unvested share options was $17, which is expected to be recognized over a weighted-average period of 0.86 years according to the graded vesting schedule.

CHINA DIGITAL TV HOLDING CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(U.S. dollars in thousands, except share and per share data)

20.	SHARE-BASED COMPENSATION - continued

(c)	Option granted by Joysee

On February 17, 2012, Joysee, a subsidiary of the Group, approved the Joysee 2012 Stock Incentive Plan, under which Joysee granted 520,000 options to its employees. The share option plan has a term of ten years, which will expire on February 16, 2022 unless terminated earlier by its shareholders and board of directors. The exercise price of the options is $0.17 per share.

The following table summarizes the Joysee’s share option activities with employees:

	Number of options	Weighted average exercise price

Options outstanding as at January 1, 2013	468,000	$0.17
Forfeited	(35,000)	0.17

Options outstanding as at December 31, 2013	433,000	0.17
Forfeited	(414,000)	0.17

Options outstanding as at December 31, 2014	19,000	0.17

Options exercisable as at December 31, 2014	9,500	0.17

The fair value of options granted was $0.31, measured on the grant date based on the Binomial option pricing model with the following assumptions:

Risk-free interest rate	3.58%
Expected life (years)	10 years
Expected dividend yield	—
Volatility	66.29%

In calculating the fair value of the options using the Binomial option pricing model, the following major assumptions were used:

(1)	Volatility

The volatility of the underlying ordinary shares during the life of the options was estimated based on the historical stock prices volatility of listed comparable companies over a period comparable to the expected term of the options.

CHINA DIGITAL TV HOLDING CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

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

For above options granted under Joysee’s stock incentive plan, Joysee recorded share-based compensation expense of $59 and $31 for the years ended December 31, 2012 and 2013, respectively, and reversed share-based compensation expense of $23 for the year ended December 31, 2014 to reflect the actual forfeiture rate.

As of December 31, 2014, total unrecognized compensation expense related to the unvested share options was less than $1, which is expected to be recognized over a weighted-average period of 0.63 years according to the graded vesting schedule.

CHINA DIGITAL TV HOLDING CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(U.S. dollars in thousands, except share and per share data)

21.	FAIR VALUE MEASUREMENT

Measured at fair value on a recurring basis

The Group measured its financial assets and liabilities, including cash equivalents, restricted cash, notes receivable, accounts receivable, notes payable and accounts payable on a recurring basis as of December 31, 2013 and 2014. Cash equivalents and restricted cash are classified within Level 1 of the fair value hierarchy because they are valued based on the quoted market price in an active market. The carrying amounts of notes receivable, accounts receivable, notes payable and accounts payable approximate their fair values due to their short-term maturity.

Measured at fair value on a non-recurring basis

The Group measured the fair value of equity method investment in 3Dijoy using the income approach-DCF method based on which to recognize the impairment loss in 2012. The equity method investment in 3Dijoy is considered as Level 3 assets because the Group used unobservable inputs, such as weighted average cost of capital (“WACC”) and lack of marketability discount (“LoMD”), to determine the fair value of the equity method investment. The WACC and LoMD used in the fair value measurement were 22% and 40%, respectively. Increase (decrease) in any of WACC and LoMD in isolation could result in lower (higher) fair value measurement.

The Group measured the fair value of the purchased intangible using the “cost”, “income approach-excess earnings” or “with & without” valuation methods. These purchased intangible assets are considered Level 3 assets because the Group used unobservable inputs, such as forecast financial performance of the acquired business and discount rates, to determine the fair value of these purchased assets.

Goodwill and intangible assets are measured at fair value on a nonrecurring basis and they are recorded at fair value only when impairment is recognized.

22.	MAINLAND CHINA CONTRIBUTION PLAN

Full time employees of the Group in the PRC participate in a government-mandated multiemployer defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. PRC labor regulations require the Group to accrue for these benefits based on certain percentages of the employees’ salaries. The total contribution for such employee benefits was $5,016, $5,712 and $5,763 for the years ended December 31, 2012, 2013 and 2014, respectively.

CHINA DIGITAL TV HOLDING CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(U.S. dollars in thousands, except share and per share data)

23.	COMMITMENTS

Operating lease commitment

The Group has operating lease agreements principally for its office spaces in the PRC. These leases expire through 2015 and are renewable upon negotiation. Rental expense under operating leases for the years ended December 31, 2012 and 2013 and 2014 was $2,443, $2,864 and $2,300 respectively.

Future minimum lease payments under non-cancelable operating lease agreements are as follows:

2015	$710
2016	21

$731

Purchase commitments

As of December 31, 2014, purchase commitments were $1,585, mainly for services and products.

24.	NONCONTROLLING INTEREST

	Cyber Cloud	Joysee	Super Movie	Total
			(Note c)

Balance as of January 1, 2012	$538	$3,229	$113	$3,880
Share-based compensation	5	21	—	26
Net loss	(402)	(870)	(117)	(1,389)
Foreign currency translation adjustment	30	157	1	188

Balance as of December 31, 2012	171	2,537	(3)	2,705
Share-based compensation	5	11	—	16
Net (loss)/income	(209)	(1,626)	3	(1,832)
Foreign currency translation adjustment	2	45	—	47

Balance as of December 31, 2013	(31)	967	—	936
Share-based compensation	4	(15)	—	(11)
Partial disposal of Joysee’s equity (Note b)	—	215	—	215
Transfer of noncontrolling interest-Cyber Cloud (Note a)	1,160	—	—	1,160
Net loss	(620)	(1,105)	—	(1,725)
Foreign currency translation adjustment	9	(19)	—	(10)

Balance as of December 31, 2014	$522	$43	$—	$565

CHINA DIGITAL TV HOLDING CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(U.S. dollars in thousands, except share and per share data)

24.	NONCONTROLLING INTEREST - continued

The following summarized the effects of changes in the Group’s ownership interests in its subsidiaries on the Group’s equity:

	For the years ended December 31,
	2012	2013	2014

Net income attributable to the Group	$6,927	$24,408	$20,890

Transfers from the noncontrolling interest
Decrease in the Group’s additional paid-in capital for transfer of noncontrolling interest in Joysee (Note b)	—	—	(215)
Increase in the Group’s additional paid-in capital for transfer of noncontrolling interest in Cyber Cloud (Note a)	—	—	1,381

Net transfers from noncontrolling interest	—	—	1,166

Changes from net income attributable to the Group and transfers from noncontrolling interest	$6,927	$24,408	$22,056

a.	Pursuant to a series of agreements dated April 30, 2014, Cyber Cloud acquired 100% equity interest in Xinsi Yijia from Yuewu Yuntian and Holch Capital, and in exchange, Yuewu Yuntian and Holch Capital obtained certain noncontrolling interests in Cyber Cloud. Moreover, Super TV transferred its remaining equity interest in Cyber Cloud to CSM Holdings. As a result of these transactions, CSM Holdings, Yuewu Yuntian and Holch Capital held 75%, 15% and 10% of the equity interest in Cyber Cloud, respectively (Note 5(a)).

b.	Pursuant to agreements dated June 20, 2014, the Group transferred 17.9% equity interests in Joysee to Beijing Ying Zhi Cheng Technology Co., Ltd. (“Ying Zhi Cheng Technology”), an entity that is held mainly by employees of Joysee and who held 5.2% of the equity interest in Joysee before the equity transfer. As a result of this transaction, the Group, Ying Zhi Cheng Technology and Intel Semiconductor (Dalian) Ltd., held 46.9%, 23.1% and 30% of the equity interests in Joysee, respectively. According to the article of association of Joysee, N-S Information Technology is entitled to recommend for appointment three out of the five members to the board of directors of Joysee. The Group is still considered to have the ability to control Joysee accordingly. The Group has accounted for the transfer of equity interest as stock based compensation. Stock based compensation of $963 has been recorded for the year ended December 31, 2014 accordingly.

c.	On November 7, 2013, Super Movie was dissolved.

CHINA DIGITAL TV HOLDING CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(U.S. dollars in thousands, except share and per share data)

25.	RELATED PARTY BALANCES AND TRANSACTIONS

In the years ended December 31, 2012, 2013 and 2014, the Group purchased a certain media information system amounting to $290, $27 and $66, respectively, from Rujia. As of December 31, 2013 and 2014, the amounts due to Rujia were $212 and $10 respectively.

Pursuant to a series of agreements, dated April 30, 2014, Super TV transferred a portion of its equity interest in Cyber Cloud to Yuewu Yuntian, over which the Chief Technology Officer of the Company can exercise significant influence. And Yuewu Yuntian transferred its equity interest in Xinsi Yijia to Cyber Cloud (Note 24(a)).

26.	STATUTORY RESERVES AND RESTRICTED NET ASSETS

As stipulated by the relevant law and regulations in the PRC, the Company’s subsidiaries in the PRC are required to maintain non-distributable statutory reserves. Appropriations to the statutory reserves are required to be made at 10% of profit after taxes as reported in these entities’ statutory financial statements prepared under PRC GAAP. Once appropriated, these amounts are not available for future distribution to owners or shareholders. Once the statutory reserves are accumulated to 50% of these entities’ registered capital, these entities can choose not to provide further statutory reserves. The statutory reserves may be applied against prior year losses, if any, and may be used for general business expansion and production and an increase in registered capital of these entities. Amounts contributed to the statutory reserves were $162, $51 and $70 for 2012, 2013 and 2014, respectively.

Relevant PRC laws and regulations restrict the foreign invested enterprises (“FIE”) and VIE from transferring a portion of their net assets to the Company in the form of loans, advances or cash dividends.

Based on the Company’s group structure and as advised by the Company’s PRC legal counsel, the registered capital of the FIE’s subsidiaries, the VIE and the VIE’s subsidiary (all of which are domestic PRC entities) may be reduced as approved by their respective shareholders, subject to the minimum registered capital requirements under PRC law and after repayment of or provision for guarantees of debt as required by creditor (if any), and any excess registered capital after such reduction (“Excess Capital”) may be transferred to such shareholders within the PRC without the consent of a third party pursuant to relevant PRC laws, rules and regulations. Such Excess Capital may be transferred to the FIE, which could be in turn transferred to the parent of the FIE (a non-PRC entity) and ultimately transferred to the Company in the form of dividend distributions.

As a result, the Company’s restricted net assets (which consist of the registered capital of the FIE and the minimum required registered capital of the FIE’s subsidiaries and the VIE and the VIE’s subsidiary, together with the statutory reserve, attributable to the Company) was $54,498 as of December 31, 2014.

CHINA DIGITAL TV HOLDING CO., LTD.

Additional Information-Financial Statement Schedule I

Condensed Financial Information of Parent Company

BALANCE SHEETS

(U.S. dollars in thousands, except share and per share data)

	As of December 31,
	2013	2014
ASSETS

Current assets:
Cash and cash equivalents	$4,154	$2,482
Accounts due from subsidiaries and VIE-current	495	1,821
Dividend receivable	6,001	6,001
Prepaid expenses and other current assets	30	17

Total current assets	10,680	10,321
Accounts due from subsidiaries and VIE-non-current	1,090	1,090
Investment in subsidiaries and VIE	99,212	91,449
Deferred tax assets non-current	138	138

Total assets	$111,120	$102,998

TOTAL LIABILITIES AND EQUITY

Current liabilities:
Accrued expenses and other current liabilities	163	902
Deferred revenue-current	864	634
Dividend payable	57	—

Total current liabilities	1,084	1,536

Total Liabilities	1,084	1,536

Equity:
Ordinary shares	30	30
Additional paid-in capital	32,037	35,639
Retained earnings	49,029	40,284
Accumulated other comprehensive income	28,940	25,509

Total shareholders’ equity	110,036	101,462

TOTAL LIABILITIES AND EQUITY	$111,120	$102,998

CHINA DIGITAL TV HOLDING CO., LTD.

Additional Information-Financial Statement Schedule I

Condensed Financial Information of Parent Company

STATEMENTS OF COMPREHENSIVE INCOME

(U.S. dollars in thousands, except share and per share data)

	For the years ended December 31,
	2012	2013	2014

Operating expenses	$(2,822)	$(2,388)	$(2,554)
Interest income	10	15	4
Impairment loss on long-term investments	(4,487)	—	—
Loss from equity method investment	(578)	—	—
Equity in earnings of subsidiaries and VIE	14,191	26,985	23,528
Other income	820	—	—

Net income before provision for income taxes	7,134	24,612	20,978

Provision for income taxes - current	(276)	(204)	(88)
Provision for income taxes - deferred	69	—	—

Net income attributable to ordinary shareholders	$6,927	$24,408	$20,890

Other comprehensive income/(loss), net of tax
Foreign currency translation adjustment	348	2,857	(3,431)

Comprehensive income attributable to ordinary shareholders	$7,275	$27,265	$17,459

CHINA DIGITAL TV HOLDING CO., LTD.

Additional Information-Financial Statement Schedule I

Condensed Financial Information of Parent Company

STATEMENTS OF CHANGES IN EQUITY

(U.S. dollars in thousands, except share and per share data)

	Ordinary		Additional paid-in capital	Accumulated other comprehensive income	Retained earning	Total equity
	Shares	Amount

Balance at January 1, 2012	58,981,890	$29	$126,583	$25,735	$54,095	$206,442
Share-based compensation	—	—	2,588	—	—	2,588
Exercise of stock option	118,864	1	85	—	—	86
Special cash dividend to shareholders	—	—	(99,532)	—	(36,401)	(135,933)
Net income	—	—	—	—	6,927	6,927
Foreign currency translation adjustment	—	—	—	348	—	348

Balance at December 31, 2012	59,100,754	30	29,724	26,083	24,621	80,458

Share-based compensation	—	—	2,255	—	—	2,255
Exercise of stock option	48,399	—	58	—	—	58
Net income	—	—	—	—	24,408	24,408
Foreign currency translation adjustment	—	—	—	2,857	—	2,857

Balance at December 31, 2013	59,149,153	30	32,037	28,940	49,029	110,036

Share-based compensation	—	—	1,710	—	—	1,710
Exercise of stock option	556,417	—	726	—	—	726
Special cash dividend to shareholders	—	—	—	—	(29,635)	(29,635)
Partial disposal of Joysee’s equity	—	—	(215)	—	—	(215)
Transfer of noncontrolling interest-Cyber Cloud	—	—	1,381	—	—	1,381
Net income	—	—	—	—	20,890	20,890
Foreign currency translation adjustment	—	—	—	(3,431)	—	(3,431)

Balance at December 31, 2014	59,705,570	$30	$35,639	$25,509	$40,284	$101,462

CHINA DIGITAL TV HOLDING CO., LTD.

Additional Information-Financial Statement Schedule I

Condensed Financial Information of Parent Company

STATEMENTS OF CASH FLOWS

(U.S. dollars in thousands, except share and per share data)

	For the years ended December 31,
	2012	2013	2014

Net cash provided by operating activities	$88,986	$76,120	$27,294

Net cash provided by investing activities	820	—	—

Net cash used in financing activities	(92,020)	(76,884)	(28,966)

NET DECREASE IN CASH AND CASH EQUIVALENTS	(2,214)	(764)	(1,672)
CASH AND CASH EQUIVALENTS, BEGINNING OF THE YEAR	7,132	4,918	4,154

CASH AND CASH EQUIVALENTS, END OF THE YEAR	$4,918	$4,154	$2,482

CHINA DIGITAL TV HOLDING CO., LTD.

Additional Information-Financial Statement Schedule I

Condensed Financial Information of Parent Company

NOTES TO THE FINANCIAL STATEMENTS

(U.S. dollars in thousands, except share and per share data)

1.	Schedule I has been provided pursuant to the requirements of Rule 12-04(a) and 5-04(c) of Regulation S-X, which require condensed financial information as to the financial position, changes in financial position and results of operations of a parent company as of the same dates and for the same periods for which audited consolidated financial statements have been presented when the restricted net assets of consolidated subsidiaries exceed 25 percent of consolidated net assets as of the end of the most recently completed fiscal year.

2.	The condensed financial information of China Digital TV Holding Co., Ltd. has been prepared using the same accounting policies as set out in the accompanying consolidated financial statements except that the equity method has been used to account for investments in its subsidiaries.

3.	Certain information and footnote disclosures normally included in financial statements prepared in accordance with U.S. GAAP have been condensed or omitted. The footnote disclosures contain supplemental information relating to the operations of the Company and, as such, these statements should be read in conjunction with the notes to the consolidated financial statements of the Group.

4.	As of December 31, 2014, there were no material contingencies, significant provisions of long-term obligations, mandatory dividend or redemption requirements of redeemable stocks or guarantees of the Company, except for those which have been separately disclosed in the consolidated financial statements, if any.

5.	Nil, $77,500 and $30,000 of cash dividends were paid to the Company by its subsidiary in the years ended December 31, 2012, 2013 and 2014.

EXHIBIT INDEX

Number	Description of Exhibit

1.1(1)	Second Amended and Restated Memorandum and Articles of Association of China Digital TV Holding Co., Ltd.

2.1(1)	Specimen of Share Certificate.

2.2(1)	Form of Deposit Agreement, including form of American Depositary Receipts.

2.3(1)	First Amended and Restated Shareholders Agreement of China Digital TV Holding Co., Ltd., dated September 13, 2007, among Novel-Tongfang Information Engineering Co., Ltd., Beijing Novel-Tongfang Digital TV Technology Co., Ltd., China Digital TV Technology Co., Ltd., China Capital Investment Holdings Limited, China Cast Investment Holdings Limited, SB Asia Infrastructure Fund L.P., Capital International Private Equity Fund IV, L.P., CGPE IV, L.P. and certain other shareholders.

4.1(1)	Asset Transfer Agreement, dated June 7, 2004, between Beijing Novel-Tongfang Digital TV Technology Co., Ltd. and Novel-Tongfang Information Engineering Co., Ltd.

4.2(1)	Equity Transfer Agreement, dated June 7, 2004, between Beijing Novel-Tongfang Digital TV Technology Co., Ltd. and Novel-Tongfang Information Engineering Co., Ltd. and related (i) Equity Entrustment Agreement, dated September 10, 2004, and (ii) Equity Purchase Entrustment Agreement, dated April 1, 2004, both between the same parties.

4.3(1)	Asset Purchase Agreement, dated June 8, 2004, between Beijing Novel-Tongfang Digital TV Technology Co., Ltd. and Beijing Super TV Co., Ltd.

4.4(1)	Equity Transfer Agreement, dated August 4, 2006, between Novel-Tongfang Information Engineering Co., Ltd. and Beijing Novel-Tongfang Digital TV Technology Co., Ltd. and related Equity Transfer Agreement, dated March 15, 2007, among Novel-Tongfang Information Engineering Co., Ltd., Beijing Novel-Tongfang Digital TV Technology Co., Ltd. and Panasonic Corporation of China.

4.5(1)	Asset Transfer Agreement, dated August 5, 2006, between Novel-Tongfang Information Engineering Co., Ltd. and Beijing Novel-Tongfang Digital TV Technology Co., Ltd. and the Supplemental Agreement thereto, dated April 6, 2007.

4.6(1)	Trademark Licensing Agreement entered into in March 2007 between Beijing Novel-Tongfang Information Engineering Co., Ltd. and Beijing Novel-Tongfang Digital TV Technology Co., Ltd.

4.7(1)	Equipment Leasing Agreement, dated June 7, 2004, between Beijing Novel-Tongfang Digital TV Technology Co., Ltd. and Beijing Super TV Co., Ltd.

4.8(1)	Technical Support and Related Service Agreement, dated June 7, 2004, between Beijing Novel-Tongfang Digital TV Technology Co., Ltd. and Beijing Super TV Co., Ltd.

4.9(1)	Technology License Agreement, dated June 7, 2004, between Beijing Novel-Tongfang Digital TV Technology Co., Ltd. and Beijing Super TV Co., Ltd.

4.10(1)	Technology Development Agreement, dated June 7, 2004, between Beijing Novel-Tongfang Digital TV Technology Co., Ltd. and Beijing Super TV Co., Ltd.

4.11(1)	Products and Software Purchase Agreement, dated June 7, 2004, between Beijing Novel-Tongfang Digital TV Technology Co., Ltd. and Beijing Super TV Co., Ltd.

4.12(3)	Letter of Consent, dated April 30, 2009, issued by Beijing Super TV Co., Ltd. to Beijing Novel-Super Digital TV Technology Co., Ltd.

4.13(3)	Equity Transfer Agreement, dated June 20, 2008 between Wei Gao and Junming Wu for Beijing Novel-Super Digital TV Technology Co., Ltd.

4.14(3)	Equity Transfer Agreement, dated November 24, 2008, between Novel-Tongfang Information Engineering Co., Ltd. and Shizhou Shen for Beijing Novel-Super Digital TV Technology Co., Ltd.

4.15(3)	Equity Transfer Agreement, dated November 24, 2008, between Novel-Tongfang Information Engineering Co., Ltd. and Lei Zhang for Beijing Novel-Super Digital TV Technology Co., Ltd.

4.16	Equity Transfer Option Agreement, dated June 7, 2004, among Beijing Super TV Co., Ltd., Novel-Tongfang Information Engineering Co., Ltd. and Li Yang(1); the Supplemental Agreement thereto, dated September 1, 2005, among Beijing Super TV Co., Ltd., Novel-Tongfang Information Engineering Co., Ltd., Li Yang and Beijing Novel-Tongfang Digital TV Technology Co., Ltd.(1); the No. 2 Supplemental Agreement thereto, dated August 18, 2007, among Beijing Super TV Co., Ltd., Novel-Tongfang Information Engineering Co., Ltd., Li Yang, Beijing Novel-Tongfang Digital TV Technology Co., Ltd. and Wei Gao(1); the No. 3 Supplemental Agreement thereto, dated June 20, 2008, among Beijing Super TV Co., Ltd., Beijing Novel-Super Digital TV Technology Co., Ltd., Novel-Tongfang Information Engineering Co., Ltd., Wei Gao and Junming Wu(3); the No. 4 Supplemental Agreement thereto, dated November 24, 2008, among Beijing Super TV Co., Ltd., Beijing Novel-Super Digital TV Technology Co., Ltd., Novel-Tongfang Information Engineering Co., Ltd., Junming Wu, Lei Zhang and Shizhou Shen(3); and the No. 5 Supplemental Agreement thereto, dated July 11, 2011, among Beijing Super TV Co., Ltd., Beijing Novel-Super Digital TV Technology Co., Ltd., Junming Wu, Lei Zhang, Shizhou Shen, Wenjun Wang and Tianxing Wang(6).

4.17(1)	Share Pledge Agreement, dated September 1, 2005, between Novel-Tongfang Information Engineering Co., Ltd. and Beijing Super TV Co., Ltd.

4.18(3)	Termination Agreement of Share Pledge, dated November 24, 2008, between Beijing Super TV Co., Ltd. and Novel-Tongfang Information Engineering Co., Ltd.

4.19	Share Pledge Agreement, dated September 1, 2005, between Li Yang and Beijing Super TV Co., Ltd.(1); the Supplemental Agreement thereto, dated August 18, 2007, among Li Yang, Beijing Super TV Co., Ltd. and Wei Gao(1); the No. 2 Supplemental Agreement thereto, dated June 20, 2008, among Beijing Super TV Co., Ltd., Wei Gao and Junming Wu(3); and the Share Pledge Termination Agreement, dated July 11, 2011 between Beijing Super TV Co., Ltd. and Junming Wu(6).

4.20(3)	Share Pledge Agreement, dated November 24, 2008, between Shizhou Shen and Beijing Super TV Co., Ltd.

4.21(3)	Share Pledge Agreement, dated November 24, 2008, between Lei Zhang and Beijing Super TV Co., Ltd.

4.22	Business Operating Agreement, dated September 1, 2005, among Beijing Super TV Co., Ltd., Novel-Tongfang Information Engineering Co., Ltd., Li Yang and Beijing Novel-Tongfang Digital TV Technology Co., Ltd.(1); the Supplemental Agreement thereto, dated August 18, 2007, among Beijing Super TV Co., Ltd., Novel-Tongfang Information Engineering Co., Ltd., Li Yang, Beijing Novel-Tongfang Digital TV Technology Co., Ltd. and Wei Gao(1); the No. 2 Supplemental Agreement thereto, dated June 20, 2008, among Beijing Super TV Co., Ltd., Beijing Novel-Super Digital TV Technology Co., Ltd., Novel-Tongfang Information Engineering Co., Ltd., Wei Gao and Junming Wu(3); the No. 3 Supplemental Agreement thereto, dated November 24, 2008, among Beijing Super TV Co., Ltd., Beijing Novel-Super Digital TV Technology Co., Ltd., Novel-Tongfang Information Engineering Co., Ltd., Junming Wu, Lei Zhang and Shizhou Shen(3); and the No. 4 Supplemental Agreement thereto, dated July 11, 2011, among Beijing Super TV Co., Ltd., Beijing Novel-Super Digital TV Technology Co., Ltd., Junming Wu, Lei Zhang, Shizhou Shen, Wenjun Wang and Tianxing Wang(6).

4.23(1)	Power of Attorney, dated September 1, 2005, of Novel-Tongfang Information Engineering Co., Ltd.

4.24(1)	Power of Attorney, dated August 18, 2007, of Wei Gao.

4.25(3)	Power of Attorney, dated June 20, 2008, of Junming Wu.

4.26(3)	Power of Attorney, dated November 24, 2008, of Shizhou Shen.

4.27(3)	Power of Attorney, dated November 24, 2008, of Lei Zhang.

4.28(1)	Entrusted Loan Agreement, dated August 23, 2004, among Beijing Super TV Co., Ltd., Beijing Novel-Tongfang Digital TV Technology Co., Ltd. and Bank of Beijing, Shangdi Branch.

4.29(1)	Entrusted Loan Agreement, dated July 13, 2004, among Beijing Super TV Co., Ltd., Novel-Tongfang Information Engineering Co., Ltd. and Bank of Beijing, Shangdi Branch.

4.30(1)	Entrusted Loan Agreement, dated August 25, 2005, among Beijing Super TV Co., Ltd., Novel-Tongfang Information Engineering Co., Ltd. and Bank of Beijing, Shangdi Branch.

4.31(1)	Loan Agreement, dated April 4, 2007, between Beijing Super TV Co., Ltd. and Novel-Tongfang Information Engineering Co., Ltd. and the related Entrusted Loan Agreement, dated April 12, 2007, among Beijing Super TV Co., Ltd., Novel-Tongfang Information Engineering Co., Ltd. and Bank of Beijing, Shangdi Branch.

4.32(3)	Loan Agreement, dated November 24, 2008, between Shizhou Shen and Beijing Super TV Co., Ltd.

4.33(3)	Loan Agreement, dated November 24, 2008, between Lei Zhang and Beijing Super TV Co., Ltd.

4.34(1)	Service Agreement, dated April 2, 2007, between Novel-Tongfang Information Engineering Co., Ltd. and Beijing Novel-Tongfang Digital TV Technology Co., Ltd.

4.35(1)	Interest Payment Agreement, dated November 30, 2006, between Beijing Novel-Tongfang Digital TV Technology Co., Ltd. and Beijing Super TV Co., Ltd.

4.36(1)	Form of Property Lease Agreement.

4.37(1)	Fixed Assets Transfer Agreement, dated March 28, 2007, between Beijing Novel-Tongfang Digital TV Technology Co., Ltd. and Beijing Super TV Co., Ltd.

4.38(1)	Form of Employment Agreement and related Form of Agreement on Confidentiality and Intellectual Property.

4.39(1)	Form of Non-Disclosure, Non-Competition, Commitment and Proprietary Information Agreement.

4.40(1)	Form of Indemnification Agreement for Directors.

4.41(1)	Amended and Restated 2005 Stock Incentive Plan of China Digital TV Holding Co., Ltd. and form of share option agreement.

4.42††(1)	Cooperation Agreement, dated January 5, 2007, between Beijing Novel-Tongfang Digital TV Technology Co., Ltd. and Jiangsu Qingda Science and Technology Industries Co., Ltd.

4.43(1)	Cooperation Agreement, dated July 18, 2007, between Beijing Novel-Tongfang Digital TV Technology Co., Ltd. and China Electronics Smart Card Co., Ltd.

4.44(1)	2008 Stock Incentive Plan of China Digital TV Holding Co., Ltd.

4.45(2)	Agreement for Equity Transfer of Beijing Novel-Super Digital TV Technology Co., Ltd., dated December 2007, between China Digital TV Technology Co., Ltd. and Golden Benefit Technology Co., Ltd.

4.46(3)	Intellectual Property Transfer Agreement, dated August 13, 2008, between Novel-Tongfang Information Engineering Co., Ltd. and Beijing Super TV Co., Ltd.

4.47(3)	Equity Transfer Agreement, dated October 5, 2008, between Beijing Super TV Co., Ltd. and Beijing Novel-Super Digital TV Technology Co., Ltd.

4.48(3)	Framework Agreement for Purchase of Computer Chips, dated December 12, 2008, between Beijing Super TV Co., Ltd. and Beijing Novel-Super Digital TV Technology Co., Ltd.

4.49(4)	Framework Agreement for Sale of Software Products, dated July 14, 2009, between Beijing Super TV Co., Ltd. and Beijing Novel-Super Digital TV Technology Co., Ltd.

4.50(4)	Equity Transfer Agreement, dated February 26, 2010, between Beijing Novel-Super Digital TV Technology Co., Ltd. and Beijing Shi Xun Hu Lian Technology Co., Ltd.

4.51(5)	Shareholders’ Agreement, dated December 1, 2010, between Beijing Super TV Co., Ltd. and Beijing Yuewu Yuntian Software Technology Ltd.

4.52(5)	Shareholders’ Agreement, dated April 29, 2011, between Beijing Super TV Co., Ltd. and Beijing Ying Zhi Cheng Technology Co., Ltd.

4.53(5)	2010 Stock Incentive Plan of China Digital TV Holding Co., Ltd.

4.54(6)	Loan Agreement, dated July 11, 2011, between Lei Zhang and Beijing Super TV Co., Ltd.

4.55(6)	Loan Agreement, dated July 11, 2011, between Tianxing Wang and Beijing Super TV Co., Ltd.

4.56(6)	Loan Agreement, dated July 11, 2011, between Wenjun Wang and Beijing Super TV Co., Ltd.

4.57(6)	Capital Increase and Equity Transfer Agreement, dated July 11, 2011, between Junming Wu, Lei Zhang, Shizhou Shen, Wenjun Wang, Tianxing Wang and Beijing Novel-Super Digital TV Technology Co., Ltd.

4.58(6)	Power of Attorney, dated July 11, 2011, of Lei Zhang.

4.59(6)	Power of Attorney, dated July 11, 2011, of Shizhou Shen.

4.60(6)	Power of Attorney, dated July 11, 2011, of Tianxing Wang.

4.61(6)	Power of Attorney, dated July 11, 2011, of Wenjun Wang.

4.62(6)	Share Pledge Agreement, dated July 11, 2011, between Lei Zhang and Beijing Super TV Co., Ltd.

4.63(6)	Share Pledge Agreement, dated July 11, 2011, between Shizhou Shen and Beijing Super TV Co., Ltd.

4.64(6)	Share Pledge Agreement, dated July 11, 2011, between Tianxing Wang and Beijing Super TV Co., Ltd.

4.65(6)	Share Pledge Agreement, dated July 11, 2011, between Wenjun Wang and Beijing Super TV Co., Ltd.

4.66(6)	Written Undertaking, dated November 22, 2011, among Beijing Super TV Co., Ltd., Beijing Novel-Super Digital TV Technology Co., Ltd., Lei Zhang, Shizhou Shen, Wenjun Wang and Tianxing Wang.

4.67(6)	Power of Attorney, dated January 16, 2012, of Lei Zhang.

4.68(6)	Power of Attorney, dated January 16, 2012, of Shizhou Shen.

4.69(6)	Power of Attorney, dated January 16, 2012, of Tianxing Wang.

4.70(6)	Power of Attorney, dated January 16, 2012, of Wenjun Wang.

4.71(6)	Share Pledge Agreement, dated January 16, 2012, between Lei Zhang and Beijing Super TV Co., Ltd.

4.72(6)	Share Pledge Agreement, dated January 16, 2012, between Shizhou Shen and Beijing Super TV Co., Ltd.

4.73(6)	Share Pledge Agreement, dated January 16, 2012, between Tianxing Wang and Beijing Super TV Co., Ltd.

4.74(6)	Share Pledge Agreement, dated January 16, 2012, between Wenjun Wang and Beijing Super TV Co., Ltd.

4.75(6)	Supplemental Agreement to Loan Agreements, dated January 16, 2012, among Beijing Super TV Co., Ltd., Lei Zhang, Shizhou Shen, Wenjun Wang and Tianxing Wang.

4.76(6)	Supplemental Agreement, dated February 9, 2012, among Beijing Super TV Co., Ltd., Beijing Novel-Super Digital TV Technology Co., Ltd., Lei Zhang, Shizhou Shen, Wenjun Wang and Tianxing Wang.

4.77(6)	Cooperation Termination Agreement, dated November 9, 2011, between Dongguan SuperTV Video Info Co., Ltd. and the Dongguan branch of the Guangdong Broadcasting TV Network Co., Ltd.

4.78(6)	Capital Increase Agreement, dated May 24, 2011, among Beijing Super TV Co., Ltd., Beijing Novel-Super Digital TV Technology Co., Ltd., Ying Zhi Cheng Technology Co., Ltd. and Beijing Joysee Technology Co., Ltd.

4.79(6)	First Amendment to First Amended and Restated Shareholders Agreement of China Digital TV Holding Co., Ltd., dated June 14, 2011, among China Digital TV Technology Co., Ltd., Beijing Novel-Super Digital TV Technology Co., Ltd., China Cast Investment Holdings Limited, SB Asia Infrastructure Fund L.P., Capital International Private Equity Fund IV, L.P., CGPE IV, L.P. and certain other shareholders.

4.80(7)	China Digital TV Holding Co., Ltd. 2012 Stock Incentive Plan.

4.81(7)	Second Supplemental Agreement to Loan Agreement, dated April 12, 2013, between Beijing Super TV Co., Ltd. and Tianxing Wang.

4.82	Share Transfer Agreement, dated April 30, 2014, among Beijing Yuewu Yuntian Software Technology Ltd., Beijing Holch Capital Investment Center, Beijing Cyber Cloud Co., Ltd. and Beijing Xinsi Yijia Technology Co., Ltd.

4.83	Share Transfer Agreement, dated April 30, 2014, among Beijing Super TV Co., Ltd., China Super Media Holdings Limited, Beijing Yuewu Yuntian Software Technology Ltd., Beijing Holch Capital Investment Center and Beijing Cyber Cloud Co., Ltd.

4.84	Termination Agreement of Existing Contractual Agreements, dated June 20, 2014, among Beijing Super TV Co., Ltd., Beijing Novel-Super Digital TV Technology Co., Ltd., Lei Zhang, Tianxing Wang, Wenjun Wang and Shizhou Shen.

4.85	Termination Agreement of Existing Contractual Agreements, dated April 14, 2015, among Beijing Super TV Co., Ltd. and Beijing Novel-Super Digital TV Technology Co., Ltd.

4.86	Share Transfer Agreement, dated June 20, 2014, among Lei Zhang, Tianxing Wang, Wenjun Wang, Shizhou Shen and Beijing Super TV Co., Ltd.

4.87(8)	Framework Agreement, dated June 13, 2014, among China Digital TV Holding Co., Ltd., Golden Benefit Technology Limited and Cinda Investment Co., Ltd.

4.88(8)	Framework Agreement Amendment, dated October 9, 2014, among China Digital TV Holding Co., Ltd., Golden Benefit Technology Limited and Cinda Investment Co., Ltd.

4.89(8)	Share Transfer Agreement, dated October 9, 2014, among China Digital TV Holding Co., Ltd., China Digital TV Technology Co., Ltd., Golden Benefit Technology Limited, Cinda Investment Co., Ltd. and Shanghai Tongda Venture Capital Co., Ltd.

4.90	Supplementary Share Transfer Agreement, dated October 27, 2014, among China Digital TV Holding Co., Ltd., China Digital TV Technology Co., Ltd., Golden Benefit Technology Limited, Cinda Investment Co., Ltd. and Shanghai Tongda Venture Capital Co., Ltd.

4.91(8)	Profit Compensation Agreement, dated October 9, 2014, among Shanghai Tongda Venture Capital Co., Ltd., Golden Benefit Technology Limited, and China Digital TV Holding Co., Ltd.

4.92(8)	Supplementary Profit Compensation Agreement, dated October 27, 2014, among Shanghai Tongda Venture Capital Co., Ltd., Golden Benefit Technology Limited, and China Digital TV Holding Co., Ltd.

4.93(8)	Share Subscription Agreement, dated October 9, 2014, between Shanghai Tongda Venture Capital Co., Ltd. and Golden Benefit Technology Limited.

8.1	List of Subsidiaries of China Digital TV Holding Co., Ltd.

11.1(1)	Code of Business Conduct and Ethics of China Digital TV Holding Co., Ltd.

12.1	CEO Certification pursuant to Rule 13a - 14(a).

12.2	CFO Certification pursuant to Rule 13a - 14(a).

13.1	CEO Certification pursuant to Rule 13a - 14(b).

13.2	CFO Certification pursuant to Rule 13a - 14(b).

23.1	Consent of Deloitte Touche Tohmatsu Certified Public Accountants LLP.

23.2	Consent of Han Kun, PRC Lawyers.

101.INS	XBRL Instance Document

101.SCH	XBRL Taxonomy Extension Schema Document

101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB	XBRL Taxonomy Extension Label Linkbase Document

101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document

††	Portions of the agreement have been omitted pursuant to a confidential treatment request and have been filed with the SEC separately with a confidential treatment request.
(1)	Previously filed as an exhibit to the Registration Statement on Form F-1 (File No. 333-146072) of China Digital TV Holding Co., Ltd. and incorporated herein by reference thereto.
(2)	Previously filed as an exhibit to the annual report on Form 20-F (File No. 001-33692) of China Digital TV Holding Co., Ltd. filed with the SEC on June 18, 2008 and incorporated herein by reference thereto.
(3)	Previously filed as an exhibit to the annual report on Form 20-F (File No. 001-33692) of China Digital TV Holding Co., Ltd. filed with the SEC on May 20, 2009 and incorporated herein by reference thereto.
(4)	Previously filed as an exhibit to the annual report on Form 20-F (File No. 001-33692) of China Digital TV Holding Co., Ltd. filed with the SEC on April 30, 2010 and incorporated herein by reference thereto.
(5)	Previously filed as an exhibit to the annual report on Form 20-F (File No. 001-33692) of China Digital TV Holding Co., Ltd. filed with the SEC on May 12, 2011 and incorporated herein by reference thereto.
(6)	Previously filed as an exhibit to the annual report on Form 20-F (File No. 001-33692) of China Digital TV Holding Co., Ltd. filed with the SEC on April 17, 2012 and incorporated herein by reference thereto.
(7)	Previously filed as an exhibit to the annual report on Form 20-F (File No. 001-33692) of China Digital TV Holding Co., Ltd. filed with the SEC on April 16, 2013 and incorporated herein by reference thereto.
(8)	Previously filed as an exhibit to the report on Form 6-K (File No. 001-33692) of China Digital TV Holding Co., Ltd. filed with the SEC on November 10, 2014 and incorporated herein by reference thereto.