Form 20-F
period 2015-12-31
China Digital TV Holding Co., Ltd.
filed 2016-04-22
CIK 1405503

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2015

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

As of December 31, 2015, 60,173,997 ordinary shares, par value US$0.0005 per share, were issued and outstanding.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐ No ☒

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act. (Check one):

Large Accelerated Filer ☐ Accelerated Filer ☒ Non-Accelerated Filer ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statement included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

If "Other" has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow. Item 17 ☐ Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

INTRODUCTION

Except where the context otherwise requires and for purposes of this annual report only:

•	"ADSs" refers to our American depositary shares, each of which represents one ordinary share of CDTV Holding;

•	"ADRs" refers to American depositary receipts, which, if issued, evidence our ADSs;

•	"CA systems" refers to conditional access systems provided to the PRC’s digital television market, which consist of: (1) smart cards that are inserted into set-top boxes at the subscriber’s end or terminal end; (2) software installed at the digital television network operator’s transmission point, or head end; and (3) license for set-top boxes, enabling digital television network operators to control the distribution of content and value-added services to their subscribers and block unauthorized access to their networks;

•	"China" or the "PRC" refers to the People’s Republic of China, excluding, for the purposes of this annual report, Hong Kong, Macau and Taiwan;

•	"RMB" or "Renminbi" refers to the legal currency of China;

•	"U.S." or "United States" refers to the United States of America;

•	"U.S. dollars" or "US$" refers to the legal currency of the United States; and

•	"U.S. GAAP" refers to generally accepted accounting principles in the United States.

All references to "CDTV Holding," "we," "us" or "our" include China Digital TV Holding Co., Ltd., its subsidiaries, the businesses acquired from Novel-Tongfang Information Engineering Co., Ltd., or N-T Information Engineering, and, in the context of describing our operations and consolidated financial information, also include Beijing Novel-Super Digital TV Technology Co., Ltd. (formerly known as Beijing Novel-Tongfang Digital TV Technology Co., Ltd.), or N-S Digital TV, and its subsidiaries.

FORWARD-LOOKING STATEMENTS

This annual report contains forward-looking statements, within the meaning of Section 27A of the Securities Act of 1933, as amended, or the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act, with respect to our business, operating results and financial condition as well as our current expectations, assumptions, estimates and projections about our industry. All statements other than statements of historical fact in this annual report are forward-looking statements. These forward-looking statements can be identified by words or phrases such as the words "anticipate," "believe," "estimate," "expect," "intend," "plan," "may," "is/are likely to," "should," "will" and similar expressions. These forward-looking statements include, without limitation, statements relating to:

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

These forward-looking statements involve various risks and uncertainties. These forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual results may differ materially from the information contained in the forward-looking statements as a result of a number of factors, including, without limitation, the risk factors set forth in "Item 3. Key Information—D. Risk Factors" and the following:

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

Our Selected Consolidated Financial Data

The following selected consolidated financial data should be read in conjunction with "Item 5. Operating and Financial Review and Prospects" and our audited consolidated financial statements and the notes thereto included elsewhere in this annual report on Form 20-F. The selected consolidated statement of operations data for the years ended December 31, 2013, 2014 and 2015, and the selected consolidated balance sheet data as of December 31, 2014 and 2015 set forth below are derived from our audited consolidated financial statements included elsewhere in this annual report. The selected consolidated statement of operations data for the years ended December 31, 2011 and 2012 and the selected historical consolidated balance sheet data as of December 31, 2011, 2012 and 2013 set forth below are derived from our audited consolidated financial statements which are not included in this annual report.

Our audited historical consolidated financial statements have been prepared and presented in accordance with U.S. GAAP.

Our historical results for any prior period do not necessarily indicate our results to be expected for any future period.

	For the years ended December 31,
	2011		2012		2013		2014		2015
	(In thousands of U.S. dollars, except share and per share data)
Consolidated Statements of Operations Data:
Revenues
Products	US$	95,162	US$	85,319	US$	82,926	US$	73,520	US$	46,398
Services		5,378		4,925		5,521		9,423		7,304
Total revenues		100,540		90,244		88,447		82,943		53,702
Business and related taxes		(1,445)		(1,501)		(1,283)		(1,410)		(838)
Net revenues		99,095		88,743		87,164		81,533		52,864
Cost of revenues
Products		16,100		16,880		17,009		13,845		9,123
Services		3,027		3,952		4,652		4,384		6,024
Total cost of revenues		19,127		20,832		21,661		18,229		15,147
Gross profit		79,968		67,911		65,503		63,304		37,717
Total operating expenses		35,240		40,452		44,167		42,088		35,584
Income from operations		44,728		27,459		21,336		21,216		2,133
Interest income		6,810		6,318		1,901		1,312		1,126
Interest expense		(1,452)		(739)		—		—		—
Gain/(loss) from forward contracts		404		(690)		—		—		—
Impairment loss on long-term investments		—		(4,487)		—		—		—
Gain from deemed disposal of an equity method investment		—		—		—		—		184
Other income		594		549		534		3,069		1,810
Income before income taxes		51,084		28,410		23,771		25,597		5,253
Income tax expense		9,762		22,232		727		6,373		4,578
Net income before loss from equity method investments		41,322		6,178		23,044		19,224		675
Loss from equity method investments, net of income taxes		(1,052)		(640)		(468)		(59)		(47)
Net income		40,270		5,538		22,576		19,165		628
Net loss attributable to noncontrolling interest		(730)		(1,389)		(1,832)		(1,725)		(900)
Net income attributable to holders of ordinary shares		41,000		6,927		24,408		20,890		1,528
Earnings per share data:
Net income per ordinary share—basic		0.70		0.12		0.41		0.35		0.03
Net income per ordinary share—diluted		0.69		0.12		0.41		0.34		0.02
Weighted average shares used in calculating basic net income per share		58,934,912		59,011,396		59,111,594		59,369,708		59,968,346
Weighted average shares used in calculating diluted net income per share		59,075,466		59,092,804		59,176,457		61,716,779		62,133,669
Consolidated Balance Sheet Data:
Cash and cash equivalents		201,557		130,697		79,085		62,042		70,138
Total assets		321,338		193,565		148,806		139,111		130,750
Total liabilities		111,016		110,402 *		37,834		37,084		28,944
Total China Digital TV Holding Co., Ltd. shareholders’ equity		206,442		80,458 *		110,036		101,462		101,480
Noncontrolling interest		3,880		2,705		936		565		326
Total liabilities and equity		321,338		193,565		148,806		139,111		130,750

*	The amount reflects an adjustment to dividend payable included in total liabilities and additional paid-in capital included in equity, respectively, in the amount of US$971,377 to the amount reported in our unaudited financial results for the three months and full year ended December 31, 2012 announced on February 26, 2013 to rectify an error.

Exchange Rate Information

Our business is primarily conducted in China and substantially all of our revenues are denominated in Renminbi. We present our historical consolidated financial statements in U.S. dollars. In addition, solely for the convenience of the reader, this annual report contains translations of certain Renminbi amounts into U.S. dollars at specific rates. For January 1, 2011 and all later dates and periods, the exchange rate refers to the exchange rate as set forth in the H.10 statistical release of the Federal Reserve Board. Unless otherwise indicated, conversions of Renminbi into U.S. dollars in this annual report are based on the exchange rate on December 31, 2015. We make no representation that any Renminbi amounts could have been, or could be, converted into U.S. dollars or vice versa, as the case may be, at any particular rate, the rates stated below, or at all. For a detailed explanation of the risk of currency rate fluctuations, please see "Item 3. Key Information—D. Risk Factors—Risks Relating to the People’s Republic of China—Fluctuations in exchange rates could result in foreign currency exchange losses." The PRC government imposes controls over its foreign currency reserves in part through direct regulation of the conversion of Renminbi into foreign exchange and through restrictions on foreign trade.

On April 15, 2016, the daily exchange rate reported by the Federal Reserve Board was RMB6.4730 to US$1.00. The following table sets forth additional information concerning exchange rates between Renminbi and U.S. dollars for the periods indicated. These rates are provided solely for your convenience and are not necessarily the exchange rates that we use in this annual report or will use in the preparation of our future periodic reports or any other information to be provided to you.

	RMB per US$1.00
	High	Low
October 2015	6.3591	6.3180
November 2015	6.3945	6.3180
December 2015	6.4896	6.3883
January 2016	6.5932	6.5219
February 2016	6.5795	6.5154
March 2016	6.5500	6.4480
April 2016 (through April 15, 2016)	6.4810	6.4580

The following table sets forth the average exchange rates between Renminbi and U.S. dollars for each of 2011, 2012, 2013, 2014 and 2015 calculated by averaging the exchange rates on the last day of each month during each of the relevant years.

Average Exchange Rate

RMB per US$ 1.00
2011	6.4475
2012	6.2990
2013	6.1412
2014	6.1704
2015	6.2869

B.	Capitalization and Indebtedness

Not Applicable.

C.	Reasons for the Offer and Use of Proceeds

Not Applicable.

D.	Risk Factors

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

CA systems vendors in more mature digital television markets, such as the United States and Europe, derive revenues not only from the purchase of new CA systems by television network operators who are switching from analog to digital transmissions, but also from the purchase of new and replacement smart cards, system upgrades and new value-added services by existing customers. In the PRC, however, cable television network operators are still in the process of purchasing CA systems and introducing digital content and services to their subscribers. To date, none of our customers has made a follow-on purchase for system upgrades or card replacements. As a result, the success of our business depends primarily on our ability to attract a continuing stream of customers who are switching from analog to digital transmission. As the digitalization process in the PRC continues, the number of cable television network operators who have not switched from analog to digital transmission, who are the prospective customers of our CA systems, has been decreasing significantly. According to GL Research, an independent market research firm, the digitalization rate of PRC cable television users has reached 81.96% as of November 30, 2015. If we are unable to continue attracting sufficient numbers of such customers, or to develop a significant additional source of recurring revenues, our revenues and profitability may be materially reduced and our prospects may suffer.

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

The substantial majority of our revenues are derived from digital television network operators who purchase our head-end CA systems and smart cards to insert in the set-top boxes of their subscribers. As a result, we are substantially dependent upon the television network operators’ ability to sell digital television subscriptions to viewers. In addition, the success of our efforts to generate future revenues by offering value-added services to television viewers ultimately depends on whether viewers are willing to pay for such value-added services.

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

If large numbers of television network operators who have already installed our head-end CA systems do not purchase sufficient quantities of our smart cards, our financial condition and results of operations would be materially and adversely affected.

Television network operators who purchase and install our head-end CA systems generally purchase our smart cards in batches over a period of several months to several years as they roll out digital services to their subscribers in stages. Substantially all of our revenues are derived from the sale of smart cards to customers who are engaged in such service roll-outs. However, certain television network operators have in the past installed our head-end systems and subsequently failed to purchase large quantities of our smart cards. Factors that may cause a television network operator to suspend or halt its digitalization using our products include, but are not limited to, changes in such television network operator’s management priorities or financial position, and a decision by such television network operator to carry out digitalization using the CA systems of a competitor.

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

The revenues generated by our top five customers for a particular year as a percentage of our total revenues increased from 25.9% in 2011 to 33.9% in 2015. We currently still derive, and we expect to continue to derive, a significant portion of our revenues from a limited number of customers, although the particular customers may vary from period to period. As digital cable television systems are still at the developing stage in the PRC, the largest shipments of smart cards tend to be to operators who are launching new digital transmission systems and need to purchase in bulk for their established networks. If a customer significantly reduces the volume of its purchases from us, defers or cancels orders or terminates its relationship with us, our revenues and net income could decline significantly and, as a result, our financial condition and results of operations could be materially and adversely affected.

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

We face risks relating to a failure of our CA systems to block unauthorized access to the television networks of our customers. Our CA systems use a combination of signal scrambling and encryption to prevent unauthorized viewing of our customers’ television programs. An important component of our CA systems is the smart cards we provide for our customers’ individual subscribers. Unauthorized viewing and use of content could be accomplished by counterfeiting our smart cards, stealing our system’s authorization messages or security codes, or in any other way thwarting our CA systems’ security features. Any significant security breach could require us to develop and implement solutions that could be costly or time-consuming, or to replace an operator’s smart cards at our own expense. For example, pursuant to our contracts with buyers of our CA systems, if we were unable to remedy such security breach with system modifications, we could be obligated to replace the cards free of charge if the breach occurs within the first year (or in some cases, within the first two or three years) after the sale. Even though we have not experienced any significant counterfeiting or other security breach, we cannot assure you that our current assumptions regarding the security of our CA systems are reasonable. We could be obligated to incur a significant portion of the cost of replacing our smart cards in future years if any significant counterfeiting or security breach occurs. See "Item 4. Information on the Company—B. Business Overview—Our Products and Services—CA Systems." The cost of smart card replacement and the damage to our reputation could have a material adverse effect on our business, financial condition and results of operations.

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

As a general matter, we do not have long-term contracts with our suppliers. We purchase substantially all of the computer chips that are used in our smart cards from two suppliers, STMicroelectronics, or STM, and Infineon Technologies AG, or Infineon. In addition, we have arrangements with a number of smart-card manufacturers, including China Electronics Smart Card Co., Ltd., or China Electronics, the China Sciences Group and Beijing Boka Technology Co., Ltd., to embed the computer chips into plastic cards. We typically place purchase orders with our computer chip and smart card suppliers as needed to meet our customers’ demands. Our computer chip and smart card suppliers are generally not under any contractual obligation to accept our purchase orders or fulfill them within our desired time frame. However, we currently maintain a one-year contract with each of the manufacturers that requires them to fulfill our orders in accordance with an agreed schedule. Any significant delay or failure by any of our suppliers or manufacturers to fulfill our orders for computer chips or smart cards could force us to obtain computer chips or smart cards from alternative sources at a higher cost, which would reduce our operating margins, or could prevent us from delivering smart cards in the required quantities to our customers on a timely basis. Any such failure by us could have a material adverse effect on our reputation and ability to retain customers, as well as our business, financial condition and results of operations, and may also subject us to claims for compensation from our customers.

We face intense competition, which could reduce our market share and harm our financial performance.

The market for digital television CA systems and software applications is intensely competitive. Several of the world’s leading developers and producers of CA systems, including Irdeto Access B.V. and NDS Limited, operate in the PRC market. We also compete with domestic CA systems vendors, including DVN Holdings Ltd. and Sumavision Technologies Co., Ltd. Some of our competitors have substantially greater financial, technical and other resources than we do, and may respond more quickly than we could to technological or commercial changes in our industry. In addition, some competitors offer their CA systems at a lower price or with a longer credit term than we do. We may need to reduce our prices to compete with them, which may lead to reduced margins or loss of market share. We cannot assure you that we will be able to compete effectively in the market for digital television CA systems and software applications in the PRC. See "Item 4. Information on the Company—B. Business Overview—Competition."

We depend upon key personnel, including our senior executives and technical and engineering staff, and our business and prospects would greatly suffer if we lose their services.

Our future success depends heavily on the continued service of our key executives. In particular, we rely on the expertise and experience of Dr. Zengxiang Lu, chairman of our board of directors, and Jianhua Zhu, a member of our board of directors and our chief executive officer, in our business operations and technology development efforts, and on their relationships with the regulatory authorities, our customers, our suppliers and our employees. If any of them becomes unable or unwilling to continue in their present positions, or if they join a competitor or form a competing company, we may not be able to replace them easily, our business may be significantly disrupted and our business, financial condition and results of operations may be materially and adversely affected. We do not currently maintain key-man insurance for any of our key personnel. Furthermore, our future success depends heavily upon our ability to recruit and retain experienced technical and engineering staff. There is substantial competition for qualified technical personnel from other companies in our industry as well as from businesses outside our industry, and we may not be successful in retaining technical and engineering employees and recruiting new ones. If we are unsuccessful in our recruitment and retention efforts, our business and prospects may be materially and adversely affected.

Our attempts to diversify our business and expand our revenues by providing new solutions and products may not be successful and may prove costly.

We have been pursuing strategies to expand and diversify our revenues, including developing and commercializing new solutions and products, such as value-added digital television services, cloud computing technology-based digital video delivery solutions and advanced digital television terminals. To this end, we established Beijing Novel-Super Media Investment Co., Ltd., or N-S Media Investment, Beijing Cyber Cloud Co., Ltd., or Cyber Cloud, and Beijing Joysee Technology Co., Ltd., or Joysee, over the past several years. See "Item 4. Information on the Company—A. History and Development of the Company." However, we have no prior experience cooperating with television network operators or other third parties in providing new solutions and products, and may not be successful in doing so. In addition, our attempts to develop this new business model may be time-consuming and may distract our management from developing our existing lines of business, which could have a material adverse effect on our business, financial condition and results of operations.

The restructuring of our CA business and certain CA-related businesses into our subsidiary, Super TV, and the proposed listing of the shares of Super TV on the National Equities Exchange and Quotations in China may not be completed if we fail to obtain applicable regulatory approvals, may not provide the benefits we anticipate, and may negatively impact holders of our ADSs.

On April 15, 2016, we announced a plan to restructure our CA business and certain CA-related businesses into our subsidiary, Beijing Super TV Co., Ltd., or Super TV. We are in the process of listing Super TV on the National Equities Exchange and Quotations, or the NEEQ, an emerging over-the-counter market in China. Our ability to list Super TV on the NEEQ is subject to various PRC exchange and regulatory approvals and filings, and as a result, there are significant timing, qualification and other uncertainties in connection with the proposed listing of the shares of Super TV on the NEEQ.

We may incur costs in connection with Super TV’s listing. Even if we list Super TV on the NEEQ, we may not realize the anticipated benefits of such listing, and Super TV’s operation as a listed company may result in distraction of our management. Even though Super TV will remain our consolidated subsidiary after the listing, the ownership interest of our ADS holders in the earnings of Super TV's operations will be diluted, depending on the number of shares of Super TV to be issued to public investors or upon exercise of options granted to certain executive officers and core employees of Super TV. In addition, volatility in the trading price of our ADSs may increase due to events more specifically impacting Super TV’s share trading price and operations.

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

The applicable PRC regulations generally require a company that engages in the production and sale of encryption products to obtain two licenses, one for the production of encryption products and the other for the sale and distribution of encryption products, and the implementation rules for issuing these two licenses were promulgated in December 2005. Under these regulations and implementation rules, a company generally is only allowed to produce and/or sell encryption products that use algorithms designated by the encryption authority and such products shall also be certified by the encryption authority. In addition, these regulations and implementation rules also require a company to obtain prior approval from the encryption authority for the export of encryption products. The encryption authority initially designated permitted algorithms for CA systems in 2007 and a final and official designation remains pending. Like many other vendors of CA systems in the PRC, N-S Digital TV has been producing and selling CA systems using algorithms other than those initially designated by the encryption authority. We understand that, in practice, the PRC government has allowed a transition period, of a duration yet to be determined at its sole discretion, for vendors of CA systems to comply with this requirement to use the algorithms to be finally and officially designated by the government. See "Item 4. Information on the Company—B. Business Overview—Regulation—Regulation of Encryption Industry." N-S Digital TV has engaged in the production and sale of encryption products since its establishment in May 2004, but it did not obtain the license for the production of encryption products until June 2006 and the license for the sale of encryption products until September 2008. In December 2008 and February 2009, certain CA system products we developed by using the algorithms designated by the encryption authority were certified by the encryption authority. However, we have not decided when N-S Digital TV will produce and sell those products using the designated algorithms, and various factors, in addition to the permissible transition period for adoption, will affect this decision, including whether products using algorithms designated by the encryption authority will be generally accepted by the cable television industry (including CA system vendors and cable television operators). Furthermore, N-S Digital TV has engaged in the export of encryption products since 2010, but it did not obtain the prior approval from the encryption authority for such export. If N-S Digital TV fails to adopt the algorithms designated by the encryption authority for any of the CA systems products it produces and sells by the end of the transition period or at any time during the transition period at the request of the government, it may be required to discontinue the production and sale of its non-compliant CA systems. If the relevant PRC government authorities deem N-S Digital TV’s production of encryption products prior to June 2006, sale of encryption products prior to September 2008 or export of encryption products since 2010 to be in violation of the applicable regulations, they may impose sanctions against N-S Digital TV. These sanctions may include confiscation of income from non-compliant activities, fines of up to three times the amount of income from non-compliant activities and revocation of the licenses already issued. Imposition of such sanctions may result in material disruptions to our business operations, damage to our reputation and significant financial losses.

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

In 2014 and 2015, we derived 7.9% and 6.8%, respectively, of our sales from outside the PRC. The international marketing, distribution and sale of our products expose us to a number of risks, including:

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

If we fail to maintain proper and effective internal controls over financial reporting, our ability to produce accurate financial statements on a timely basis could be impaired.

We are subject to the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act. Section 404 of the Sarbanes-Oxley Act requires that we include a report of management on our internal controls over financial reporting in our annual report on Form 20-F. In addition, our independent registered public accounting firm must report on the effectiveness of our internal controls over financial reporting.

In connection with the audit of our consolidated financial statements as of and for the fiscal year ended December 31, 2014, our independent registered public accounting firm identified a material weakness in internal controls over financial reporting related to inadequate design and operating ineffectiveness of controls over a complex transaction. Under standards established by the Public Company Accounting Oversight Board, a material weakness is a deficiency, or combination of deficiencies, in internal controls over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis.

In 2015, we took measures to address the material weakness identified above. We have designed and implemented more robust financial reporting and management controls for complex and extraordinary transactions going forward. In connection with the audit of our financial statements for the fiscal year ended December 31, 2015, neither management nor our independent registered public accounting firm identified any material weakness in our internal controls and our financial reporting. There can be no assurance, however, that material weaknesses or significant deficiencies in our internal controls over financial reporting will not arise in the future. If material weaknesses or significant deficiencies in our internal controls over financial reporting are discovered or occur in the future, our consolidated financial statements may contain material misstatements, and we could be required to restate our audited consolidated financial statements. This could cause investors to lose confidence in our reported financial information, harm our results of operations and lead to a significant decline in the trading price of our ADSs. Furthermore, ineffective internal controls over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from the stock exchange on which we list, regulatory investigations and sanctions.

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

Although we do not believe we were classified as a passive foreign investment company, or PFIC, in 2015, we believe we had been classified as a PFIC before, which could result in adverse United States federal income tax consequences to U.S. holders of our ADSs and may result in additional adverse United States Federal income tax consequences to such holders in subsequent years.

Based on analyses of our income and the value of our assets, we believe that we were not a PFIC for the taxable year ended December 31, 2015 for U.S. federal income tax purposes. However, because we may have substantial passive assets in the form of cash and cash equivalents, among others, we provide no assurance that we will not be classified as a PFIC for the taxable year ending December 31, 2016 or future taxable years, as PFIC status is tested each year and depends on our assets and income in such year. In addition, because PFIC status is determined based on complex rules that may not be entirely clear, and based on the value of assets that cannot in certain circumstances be known for certain, no guarantee regarding our PFIC status can be made for any given year. Our PFIC status for the current taxable year 2016 will not be determinable until after the close of the taxable year ending December 31, 2016. It should be noted that we believe that we have been treated as a PFIC with respect to certain prior taxable years. Unless certain elections are made, a U.S. holder (as defined in "Item 10. Additional Information—E. Taxation—United States Federal Income Taxation) that owns stock in a corporation treated as a PFIC will continue to be treated as owning stock in a PFIC even if the corporation no longer is treated as a PFIC with respect to a particular taxable year. Accordingly, even though we believe that we did not satisfy the tests for being classified as a PFIC for the year ended December 31, 2015, U.S. holders that previously acquired our ADSs in a year when we were a PFIC may continue to be treated as owning stock in a PFIC, unless certain elections are made.

We will be classified as a PFIC in any taxable year if either: (1) the average percentage value of our gross assets during the taxable year (determined on a quarterly basis) that produce passive income or are held for the production of passive income is at least 50% of the value of our total gross assets; or (2) 75% or more of our gross income for the taxable year is passive income. If we hold substantial cash, cash equivalents and other passive assets, as we currently do, a significant decrease in the market price of our outstanding shares, among other changes, would increase the risk of us becoming a PFIC.

In any taxable year in which we are classified as a PFIC or you are treated as owning stock in a PFIC, and you are a U.S. holder of our ADSs or shares, unless you make a mark-to-market election, you will generally be taxed at higher ordinary income rates, rather than lower capital gain rates, if you dispose of our ADSs or shares for a gain, even if we are not a PFIC in the year of disposition. In addition, a portion of the tax imposed on your gain would be increased by an interest charge if you dispose of our ADSs or shares in a year after the first year in which we were treated as a PFIC that you hold our ADSs or shares. Similar treatment would apply if you receive distributions from us that are characterized as "excess distributions." Moreover, you will not be able to benefit from any preferential tax rate with respect to any dividend distribution that you may receive from us in a year in which we are a PFIC or in the following year. Finally, you will also be subject to special United States federal income tax reporting requirements. For more information on the United States federal income tax consequences to you that would result from our classification as a PFIC, including the consequences of making a mark-to-market election, see "Item 10. Additional Information—E. Taxation—United States Federal Income Taxation—PFIC Rules." You should consult your tax advisor regarding the application of the PFIC rules to your investment in our ADSs or shares.

Our bank accounts are not fully insured or similarly protected against loss.

As of December 31, 2015, approximately 92.1 % of our bank deposits were placed with two commercial banks in the PRC. Applicable PRC laws did not require that banks provide deposit insurance or similar protections to depositors in the PRC until the State Council promulgated the Regulations on Deposit Insurance in February 2015, which became effective on May 1, 2015. The maximum reimbursement limit for all the principal and interest of the deposits in all the insured deposit accounts opened by one depositor with one insured bank is currently set at RMB500,000, which amount may be adjusted by the competent government authorities. As a result, our bank accounts with deposits in excess of RMB500,000 are not fully insured or similarly protected. If a commercial bank with which we have placed our cash deposits becomes insolvent, or if we are otherwise unable to withdraw funds, we may be unable to recover the cash on deposit with that bank for amounts in excess of RMB500,000. As a result, our liquidity and cash flows, as well as financial condition and results of operations, could be materially and adversely affected.

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

Our CA systems business uses encryption technology and thus is required by relevant PRC laws, rules and regulations to obtain licenses to produce and sell commercial encryption products. Although foreign-invested enterprises incorporated in the PRC, such as our subsidiaries Super TV and N-S Digital TV, are not expressly prohibited from conducting a business that uses encryption technology, the PRC encryption authority has generally taken a restrictive approach towards foreign participation in the PRC encryption industry. N-S Digital TV, our wholly owned subsidiary through which we conduct our CA systems business, has obtained licenses to produce and sell commercial encryption products as required for our business. If the PRC encryption authority determines that our control over and ownership in N-S Digital TV is contrary to its generally restrictive approach towards foreign participation in the PRC encryption industry, we cannot assure you that the PRC encryption authority will not reconsider N-S Digital TV’s eligibility to hold the licenses to produce and sell commercial encryption products. The PRC encryption authority may revoke, or refuse to renew, N-S Digital TV’s licenses to produce and sell commercial encryption products, or refuse to grant any other encryption-related license that may be required for our business in the future. If that were to happen, we might have to discontinue all or a substantial portion of our business pending the reissuance, extension or issuance of the required license. In addition, we might have to restructure our operations in order to have such licenses reissued, extended or issued. As a result, our business, financial condition and results of operations could be materially and adversely affected.

Certain of our existing shareholders have substantial influence over our company and their interests may not be aligned with the interests of our other shareholders.

As of March 31, 2016, our two largest shareholders and key executives, namely Dr. Zengxiang Lu and Jianhua Zhu, beneficially owned a total of approximately 34.57% of our outstanding shares. Accordingly, they will have significant influence in determining the outcome of any corporate transaction or other matter submitted to the shareholders for approval, including mergers, consolidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions. They will also have the power to prevent or cause a change in control. In addition, without the consent of these shareholders, we could be prevented from entering into transactions that could be beneficial to us. These shareholders may cause us to take actions that are opposed by other shareholders as the interests of these shareholders may differ from the interests of our other shareholders. See "Item 7. Major Shareholders and Related Party Transactions" for more information regarding the share ownership of our officers, directors and significant shareholders.

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

The PRC is facing a continued slowdown in economic growth. China’s annual gross domestic product growth rate in 2015 was 6.9% , compared to 7.4% in 2014 and 7.7% in 2013. This slowdown could cause a slowdown or decline in investment in cable television networks, which, in turn, may result in a reduction of demand for our products and services and thus materially reduce our revenues and profitability.

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

The approval of the China Securities Regulatory Commission might be required in connection with our initial public offering under certain PRC regulation; failure to obtain this approval, if required, could have a material adverse effect on our business, financial condition, results of operations and reputation as well as the trading price of our ADSs.

On August 8, 2006, six PRC regulatory agencies, including the MOFCOM, the State-owned Assets Supervision and Administration Commission, or the SASAC, the State Administration for Taxation, or the SAT, the State Administration for Industry and Commerce, or the SAIC, the China Securities Regulatory Commission, or the CSRC, and the State Administration of Foreign Exchange, or the SAFE, jointly adopted the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, which became effective on September 8, 2006 and were amended on June 22, 2009. The M&A Rules, among other things, include provisions that purport to require that an offshore special purpose vehicle formed for the purpose of an overseas listing of securities in a PRC company obtain the approval of the CSRC prior to the listing and trading of such special purpose vehicle’s securities on an overseas stock exchange.

We completed the initial listing and trading of our ADSs on the NYSE on October 11, 2007. We did not seek CSRC approval in connection with our initial public offering. Our PRC counsel, Han Kun, advised us that, based on their understanding of the current PRC laws, regulations and rules, because we completed our restructuring in 2004 in connection with an equity investment in our company by a private equity investor more than two years prior to the promulgation of the M&A Rules, we were not and are not required by the M&A Rules to apply to the CSRC for approval of our initial public offering unless we are clearly required to do so by any rules promulgated in the future. See "Item 4. Information on the Company—B. Business Overview—Regulation—Regulation of Overseas Listings." However, the application of the M&A Rules remains unclear. If the CSRC or another PRC regulatory agency subsequently determines that the CSRC’s approval was required for our initial public offering, we may face sanctions by the CSRC or another PRC regulatory agency. If this happens, these regulatory agencies may impose fines and penalties on our operations in the PRC, limit our privileges in the PRC or take other actions that could have a material adverse effect on our business, financial condition, results of operations and prospects, as well as the trading price of our ADSs.

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

The SAFE has promulgated several regulations, including the Notice on Issues Relating to the Administration of Foreign Exchange in Overseas Investment, Fund-Raising and Round-Trip Investment Activities of Domestic Residents via Offshore Special Purpose Vehicles, or SAFE Notice 37, and its implementation rules and guidance, that require PRC residents (including PRC individuals and corporate entities) to register with and obtain approvals from relevant PRC government authorities (or qualified banks designated by them) in connection with such PRC residents' direct or indirect offshore investment activities. These regulations may apply to our shareholders who are PRC residents in connection with our prior and any future offshore acquisitions.

Under SAFE Notice 37, a "special purpose vehicle" refers to an offshore entity directly established or indirectly controlled by PRC residents for the purpose of seeking offshore equity financing or making offshore investment, using legitimate domestic or offshore assets or interests owned by such PRC residents, while "round trip investment" refers to the direct investment in China by such PRC residents through the "special purpose vehicles," including, without limitation, establishing foreign-invested enterprises and using such foreign-invested enterprises to purchase or control onshore assets through contractual arrangements. SAFE Notice 37 and the Notice on Further Simplifying and Improving Foreign Exchange Policy on Direct Investment, or SAFE Notice 13, effective as of June 1, 2015, require that, before making a contribution into a "special purpose vehicle," PRC residents are required to complete a foreign exchange registration with qualified banks for their overseas investments. In addition, PRC residents are required to update their previously filed registrations with respect to such special purpose vehicles to reflect any material change, such as any change of basic information (including change of such PRC residents, name and operation term), increases or decreases in investment amounts, transfers or exchanges of shares, and mergers or divisions. The qualified banks, under the supervision of the SAFE, will directly examine the applications and conduct the registration. If a PRC resident fails to make the required SAFE registration or update the previously filed registration, the PRC subsidiaries of such offshore parent company may be prohibited from making distributions of profit to the offshore parent and from paying the offshore parent proceeds from any reduction in capital, share transfer or liquidation in respect of the PRC subsidiaries. Furthermore, failure to comply with the various SAFE registration requirements described above could result in liability under PRC law for foreign exchange evasion.

We have notified holders of our ordinary shares who we know to be PRC residents to register with the qualified banks and update their registrations as required by the relevant SAFE regulations described above. However, we cannot assure you that all of our shareholders who are PRC residents will comply with our request to make or obtain any registrations or approvals or update their previously filed registrations as required under these regulations or other related legislation. If any existing shareholder transfers any of our shares or ADSs to another PRC resident, it is unclear whether such new shareholder is also required to make the SAFE registration. Furthermore, as the interpretations and practice in implementing these SAFE regulations have been constantly evolving, it is unclear how these regulations, and any future regulation concerning offshore or cross-border transactions, will be interpreted, amended and implemented by the relevant government authorities. The failure or inability of our PRC resident shareholders to obtain any required approvals or make any required registrations may subject us to fines and legal sanctions, restrict our cross-border investment activities or obtaining of shareholders loans, and prevent us from being able to make distributions or pay dividends, as a result of which our business as well as our ability to distribute profits to you could be materially and adversely affected.

We may be subject to fines and legal sanctions if we or our employees who are domestic individuals fail to comply with the PRC regulations relating to employee share options granted by overseas-listed companies to domestic individuals.

In February 2012, the SAFE promulgated the Notice relating to Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas-Listed Companies, or SAFE Notice 7, which superseded the Application Procedures of Foreign Exchange Administration for Domestic Individuals Participating in Employee Stock Holding Plans or Stock Option Plans of Overseas-Listed Companies, or SAFE Notice 78, promulgated by the SAFE in March 2007. SAFE Notice 7 is applicable to directors, supervisors, senior management personnel and other employees of an overseas-listed company incorporated in the PRC, PRC subsidiaries or branches of an overseas-listed company, and any PRC entities which are directly or indirectly controlled by an overseas-listed company, or, collectively, Domestic Companies, including PRC citizens (including Hong Kong, Macau and Taiwan) and foreign citizens who have resided in the PRC for one year or longer, or, collectively, Domestic Individuals. Under SAFE Notice 7, Domestic Individuals who participate in a stock incentive plan of an overseas-listed company are required, through a Domestic Company or a PRC entity designated by a Domestic Company, or the Domestic Agent, to register with the SAFE or its authorized local counterparts and complete certain other procedures. As we are an overseas-listed company, we and our employees who are Domestic Individuals and have been granted share options or any other share-related rights and benefits under our stock incentive plans are subject to SAFE Notice 7. We have registered ourselves and on behalf of our employees with the relevant local SAFE branch pursuant to SAFE Notice 7. However, there exist significant uncertainties in practice with respect to the interpretation and implementation of SAFE Notice 7 and we cannot assure you that we or our employees who are Domestic Individuals will be in full compliance with SAFE Notice 7. If the SAFE or other PRC government authorities determine that we or our employees who are Domestic Individuals fail to comply with the provisions of SAFE Notice 7, we or they may be subject to fines and legal sanctions. See "Item 4. Information on the Company—B. Business Overview—Regulation—Stock Incentive Plans."

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

A significant portion of our operating revenues have been denominated in Renminbi. The Renminbi is currently convertible under the "current account," which includes dividends, trade and service-related foreign exchange transactions, but not under the "capital account," which includes foreign direct investment and loans. Currently, Super TV may purchase foreign exchange for settlement of "current account transactions," including purchase of imported computer chips and payment of dividends to us, without the approval of the SAFE by complying with certain procedural requirements. However, the relevant PRC government authorities may limit or eliminate our ability to purchase foreign currencies in the future for current account transactions. Since a significant amount of our future revenues will be denominated in Renminbi, any existing and future restrictions on currency exchange may limit our ability to utilize revenues generated in Renminbi to purchase computer chips from suppliers outside the PRC or fund our business activities outside the PRC denominated in foreign currencies or pay dividends in foreign currencies to our shareholders, including holders of our ADSs.

In addition, certain foreign exchange transactions under the capital account are still subject to limitations and require approvals from, or registration with, the SAFE (or qualified banks designated by it) and other relevant PRC government authorities. In particular, any loans to Super TV or its subsidiaries are subject to PRC regulations and approvals. For example, loans by us to Super TV, a foreign-invested enterprise, cannot exceed statutory limits and must be registered with the SAFE or its local counterpart.

This could affect the ability of Super TV to obtain foreign exchange through debt or equity financing, including by means of loans or capital contributions from us.

Fluctuations in exchange rates could result in foreign currency exchange losses.

As a significant portion of our operating revenues are denominated in Renminbi and the net proceeds from our initial public offering are denominated in U.S. dollars, fluctuations in exchange rates between U.S. dollars and Renminbi will affect the relative purchasing power of these proceeds and our balance sheet and earnings per share in U.S. dollars. Appreciation or depreciation in the value of the Renminbi relative to the U.S. dollar would affect our financial results reported in U.S. dollar terms without giving effect to any underlying change in our business, financial condition or results of operations. Since July 2005, the Renminbi is no longer pegged solely to the U.S. dollar. Instead, the Renminbi is reported to be pegged against a basket of currencies, determined by the People’s Bank of China, against which it can rise or fall by as much as 0.3% each day. This permitted floating range was increased to 0.5% in May 2007 and was further increased to 2.0% in March 2014. The Renminbi may appreciate or depreciate significantly in value against the U.S. dollar in the long term, depending on the fluctuation of the basket of currencies against which it is currently valued, or it may be permitted to enter into a full float, which may also result in a significant appreciation or depreciation of the Renminbi against the U.S. dollar. Fluctuations in the exchange rate will also affect the relative value of dividends, if any, payable on our ordinary shares in U.S. dollar terms and the value of any U.S. dollar-denominated investments we make in the future. In addition, since a significant portion of our operating revenues is denominated in Renminbi while approximately 26.2%of our cost of revenues is denominated in U.S. dollars, fluctuations in the exchange rate could also impact our financial condition and results of operations.

Very limited hedging transactions are available in the PRC to reduce our exposure to exchange rate fluctuations. We did not enter into any hedging transactions in 2013, 2014 or 2015. While we may decide to enter into hedging transactions in the future, the availability and effectiveness of hedging transactions may be limited and we may not be able to successfully hedge our exposure at all. In addition, our currency exchange losses may be magnified by PRC exchange control regulations that restrict our ability to convert Renminbi into foreign currency.

The discontinuation of any of the preferential tax treatments or the financial incentives currently available to us in the PRC could materially and adversely affect our business, financial condition, results of operations and prospects.

The PRC government has provided various incentives to our PRC subsidiaries. These incentives include reduced enterprise income tax rates, value-added tax refunds and tax holidays. For example, as high-and-new technology enterprises, each of Super TV and N-S Digital TV was entitled to a preferential income tax rate of 15% (against the standard income tax rate of 25%) since 2008. In October 2014, N-S Digital TV and Super TV successfully renewed their respective high-and-new technology enterprise certificates and qualified for a preferential tax rate of 15% for another three years from 2014 to 2016, and Cyber Cloud also obtained its high-and-new technology enterprise certificate and qualified for a preferential tax rate of 15% for three years from 2014 to 2016. In addition, Super TV was designated as a "key software enterprise" for the tax years from 2010 to 2014 by the relevant PRC government authorities and, as a result, was entitled to a preferential income tax rate of 10% in each of those years. Furthermore, for certain software-related products that are qualified as "software products" by PRC tax authorities, we received tax refunds which effectively reduce the applicable value-added tax rate from 17% to 3%.

Super TV, N-S Digital TV and Cyber Cloud must meet a number of financial and non-financial criteria in order to continue to qualify for the above tax incentives. For example, in order to be able to enjoy the preferential income tax rate of 15%, Super TV, N-S Digital TV and Cyber Cloud must be qualified as "high-and-new technology enterprises strongly supported by the State" under the PRC Enterprise Income Tax Law, or the 2008 EIT Law, which took effect on January 1, 2008. In addition, in order to continue to enjoy the preferential income tax rate of 10% beyond 2014, Super TV must reapply for and obtain the designation as a "key software enterprise" biennially. Because the procedure for designating "key software enterprises" was cancelled by the State Council in March 2015, it is unclear whether Super TV can continue to qualify as a "key software enterprise" and thus enjoy the preferential income tax rate of 10% beyond 2014. Moreover, the PRC government could determine at any time to eliminate or reduce the scale of such preferential tax policies. See "Item 5. Operating and Financial Review and Prospects—A. Operating Results—Taxes and Incentives—PRC."

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

Pursuant to the 2008 EIT Law and Enterprise Income Tax Law Implementation Rules, or the Implementation Rules, enacted by the State Council on December 6, 2007 and which became effective on January 1, 2008, an enterprise established under the laws of a foreign country or region whose "de facto management body" is located within the PRC territory is considered a resident enterprise and will generally be subject to the enterprise income tax at the rate of 25% on its global income as well as PRC enterprise income tax reporting obligations. According to the Implementation Rules, "de facto management body" refers to a managing body that exercises, in substance, overall management and control over the production and business, personnel, accounting and assets of an enterprise. The SAT issued the Notice on Issues Relating to Determination of Chinese-Controlled Offshore Enterprises as PRC Resident Enterprises by Applying the "De Facto Management Body" Test, or SAT Notice 82, on April 22, 2009, which was amended in January 2014. SAT Notice 82 provides for certain specific criteria for determining whether the "de facto management body" of a Chinese-controlled offshore enterprise is located in the PRC. In addition, on July 27, 2011, the SAT issued the Administrative Measures of Enterprise Income Tax of Chinese-Controlled Offshore Resident Enterprises (Trial), or SAT Bulletin 45, which became effective on September 1, 2011, to provide guidance on the implementation of SAT Notice 82. SAT Bulletin 45 clarifies certain issues relating to: (i) the determination procedures of PRC resident enterprise status and (ii) tax registration and other related procedures for PRC resident enterprises. SAT Bulletin 45 also provides that if an offshore PRC resident enterprise presents a copy of the PRC tax resident determination certificate issued by the competent tax authorities to a payer of PRC-sourced dividends, interest, royalties and other income, such payer shall not withhold income tax on these payments to the offshore PRC resident enterprise. Although each of SAT Notice 82 and SAT Bulletin 45 provides that it only applies to offshore enterprises controlled by PRC enterprises, not those controlled by PRC individuals, like our company, it is generally believed that the determining criteria set forth therein very likely reflect the SAT’s general position as to how the "de facto management body" test should be applied to determine the tax residency of all offshore enterprises, regardless of whether they are controlled by PRC enterprises or individuals. With reference to the criteria set forth in SAT Notice 82, we believe that we are not a PRC resident enterprise. However, if we were considered a PRC resident enterprise, although dividends we receive from our PRC operating subsidiary would be exempt from PRC withholding tax, we would be subject to the enterprise income tax at the rate of 25% on our global income as well as PRC enterprise income tax reporting obligations. In such case, our profitability and cash flow would be materially reduced as a result of our global income being taxed under the 2008 EIT Law.

If we are considered as a non-resident enterprise under the 2008 EIT Law, we will not be subject to the enterprise income tax at the rate of 25% on our global income. In such case, however, dividends we receive from our PRC subsidiary will be subject to a PRC withholding tax, the standard rate of which is 10% and may be reduced by an applicable tax treaty, under the 2008 EIT Law. According to the Arrangement for Avoidance of Double Taxation on Income and Prevention of Tax Evasion entered into between the PRC and Hong Kong in August 2006, as amended, dividends paid by a PRC foreign-invested enterprise to its shareholder in Hong Kong are generally subject to a 5% PRC withholding tax, subject to satisfaction of certain conditions and requirements, compared to the standard 10% PRC withholding tax under the 2008 EIT Law. However, on October 27, 2009, the SAT issued the Notice on How to Recognize "Beneficial Owners" under Relevant Tax Treaties, or SAT Notice 601, which provides that only the enterprises with active operations may be recognized as "beneficial owners" under relevant tax treaties that are entitled to enjoy the corresponding tax benefits. SAT Notice 601 further provides that those enterprises that are established solely for the purposes of benefiting from favorable tax treatment under the relevant tax treaties should not be recognized as "beneficial owners" and therefore may not enjoy favorable tax treatment. On June 29, 2012, the SAT issued the Announcement of the SAT Regarding Recognition of Beneficial Owners under Tax Treaties, or the SAT Announcement 30, which provides that a comprehensive analysis based on all the factors listed in SAT Notice 601 should be made to determine the "beneficial owner" status. We indirectly hold the 100% interest in Super TV, our PRC subsidiary, through Golden Benefit, a wholly owned subsidiary incorporated in Hong Kong. As a result, to the extent we are considered as a non-resident enterprise and Golden Benefit is not recognized as a qualified beneficial owner under the relevant tax treaty, dividends we receive from our PRC subsidiary will be subject to the standard rate of 10%. For example, as a result of our decision in 2012 to distribute the undistributed retained earnings of our PRC subsidiary without a set schedule, we accrued deferred tax liabilities related to withholding tax on the undistributed earnings of Super TV generated after January 1, 2008 and transferred to current income tax payable for retained earnings declared to be distributed by Super TV. The balance of deferred tax liability accrued by Golden Benefit as of December 31, 2015 was US$5.3 million. Such withholding tax increased our tax burden and reduced the amount of cash available to our company.

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

On February 3, 2015, the State Administration of Tax issued a Public Notice Regarding Certain Corporate Income Tax Matters on Indirect Transfer of Properties by Non-Tax Resident Enterprises, or Public Notice 7. Public Notice 7 has introduced a new tax regime that is significantly different from that under Circular 698. Public Notice 7 extends its tax jurisdiction to not only indirect transfers set forth under Circular 698 but also transactions involving transfer of other taxable assets, through the offshore transfer of a foreign intermediate holding company. In addition, Public Notice 7 provides clearer criteria than Circular 698 on how to assess reasonable commercial purposes and has introduced safe harbors for internal group restructurings and the purchase and sale of equity through a public securities market. Public Notice 7 also brings challenges to both the foreign transferor and transferee (or other person who is obligated to pay for the transfer) of the taxable assets. Where a non-resident enterprise conducts an "indirect transfer" by transferring the taxable assets indirectly by disposing of the equity interests of an overseas holding company, the non-resident enterprise being the transferor, or the transferee, or the PRC entity which directly owned the taxable assets may report to the relevant tax authority such indirect transfer. Using a "substance over form" principle, the PRC tax authority may disregard the existence of the overseas holding company if it lacks a reasonable commercial purpose and was established for the purpose of reducing, avoiding or deferring PRC tax. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax, and the transferee or other person who is obligated to pay for the transfer is obligated to withhold the applicable taxes, currently at a rate of 10% for the transfer of equity interests in a PRC resident enterprise. Both the transferor and the transferee may be subject to penalties under PRC tax laws if the transferee fails to withhold the taxes and the transferor fails to pay the taxes.

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

Our independent registered public accounting firm may be temporarily suspended from practicing before the SEC if unable to continue to satisfy SEC investigation requests in the future. If a delay in completion of our audit process occurs as a result, we could be unable to timely file certain reports with the SEC, which may lead to the delisting of our stock.

On January 22, 2014, Judge Cameron Elliot, an SEC administrative law judge, issued an initial decision suspending the Chinese member firms of the "Big Four" accounting firms, including our independent registered public accounting firm, from practicing before the SEC for six months. In February 2014, the initial decision was appealed. While under appeal and in February 2015, the Chinese member firms of the "Big Four" accounting firms reached a settlement with the SEC. As part of the settlement, each of the Chinese member firms of "Big Four" accounting firms agreed to settlement terms that include a censure, undertakings to make a payment to the SEC, procedures and undertakings as to future requests for documents by the SEC, and possible additional proceedings and remedies should those undertakings not be adhered to.

 If the settlement terms are not adhered to, our independent registered public accounting firm may be suspended from practicing before the SEC which could in turn delay the timely filing of our financial statements with the SEC. In addition, it could be difficult for us to timely identify and engage another qualified independent registered public accounting firm to replace our current one. A delinquency in our filings with the SEC may result in NYSE initiating procedures, which could adversely harm our reputation and have other material adverse effects on our overall growth and prospects.

Our independent registered public accounting firm's audit documentation related to its audit reports included in our annual report may include audit documentation located in China. The Public Company Accounting Oversight Board currently cannot inspect audit documentation located in China and, as such, you may be deprived of the benefits of such inspection.

Our independent registered public accounting firm issued an audit opinion on the financial statements included in our annual report filed with the SEC. As an auditor of companies that are traded publicly in the United States and a firm registered with the Public Company Accounting Oversight Board, or the PCAOB, our auditor is required by the laws of the United States to undergo regular inspections by the PCAOB. However, work papers located in China are not currently inspected by the PCAOB because the PCAOB is currently unable to conduct inspections without the approval of the PRC authorities.

Inspections of certain other firms that the PCAOB has conducted outside of China have identified deficiencies in those firms’ audit procedures and quality control procedures, which may be addressed as part of the inspection process to improve future audit quality. However, the PCAOB is currently unable to inspect an auditor’s audit work related to a company’s operations in China and where such documentation of the audit work is located in China. As a result, our investors may be deprived of the benefits of the PCAOB’s oversight of auditors that are located in China through such inspections.

The inability of the PCAOB to conduct inspections of an auditor’s work papers in China makes it more difficult to evaluate the effectiveness of any of our auditor’s audit procedures or quality control procedures that may be located in China as compared with auditors outside of China that are subject to PCAOB inspections. Investors may consequently lose confidence in our reported financial information and procedures and the quality of our financial statements.

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

Among other things, the draft Foreign Investment Law expands the definition of foreign investment and introduces the principle of "actual control" in determining whether a company should be treated as a foreign-invested enterprise, or an FIE. According to the definition set forth in the draft Foreign Investment Law, FIEs shall refer to enterprises established in China pursuant to PRC laws that are solely or partially invested by foreign investors. The draft Foreign Investment Law specifically provides that entities established in China (without direct foreign share ownership) but "controlled" by foreign investors, via contracts or trust, for example, will be treated as FIEs. Once an entity falls within the definition of FIE, it may be subject to foreign investment restrictions or prohibitions set forth in a "negative list" to be separately issued by the State Council at a later date. If the underlying business of an FIE is subject to foreign investment restrictions, it needs to go through a market entry clearance process carried out by the MOFCOM before the FIE can be established. If the underlying business of the FIE is subject to foreign investment prohibitions, it may not enter such business in China. However, an FIE, during the market entry clearance process, may apply in writing to be treated as a PRC domestic enterprise if its foreign investor(s) is/are "controlled" by PRC government authorities and its affiliates and/or PRC citizens. In this connection, "control" is broadly defined in the draft law to cover the following summarized categories: (i) holding 50% of more of the voting rights of the subject entity; (ii) holding less than 50% of the voting rights of the subject entity but having the power to secure at least 50% of the seats on the board or other equivalent decision-making bodies, or having the voting power to exert material influence on the board, the shareholders’ meeting or other equivalent decision-making bodies; or (iii) having the power to exert decisive influence, via contractual or trust arrangements, over the subject entity’s operations, financial matters or other key aspects of business operations. The draft also emphasizes the security review requirements, whereby all foreign investments concerning national security must be reviewed and approved in accordance with the security review procedure. If the enacted version of the Foreign Investment Law and the final "negative list" mandate further actions, such as a market entry clearance or certain restructuring of our corporate structure and operations, we face substantial uncertainties as to whether these actions can be timely completed, or at all, and our business and financial condition may be materially and adversely affected.

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

The trading price of our ADSs has been volatile and subject to wide fluctuations. Since October 5, 2007, the closing prices of our ADSs on the NYSE have ranged from US$1.36 to US$51.08 per ADS and the last reported sale price on April 21, 2016 was US$1.57. Our ADSs may continue to fluctuate in response to various factors beyond our control. The financial markets in general, and the market prices for many other PRC companies listed on stock exchanges in the United States in particular, have experienced extreme volatility. These broad market and industry factors may significantly affect the market price and volatility of our ADSs, regardless of our actual operating performance.

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

As of March 31, 2016, we had 60,187,220 ordinary shares outstanding (excluding 3,935,872 ordinary shares that were issued and held for our account in preparation for the exercise of share options by option holders under our employee stock incentive plans), including 39,706,910 ordinary shares represented by 39,706,910 ADSs (excluding the 3,935,872 ADSs that were held for our account in preparation for exercise of share options by option holders under our employee stock incentive plans). All ADSs are freely transferable without restriction or additional registration under the Securities Act. The remaining ordinary shares outstanding have been available for sale, subject to volume and other restrictions that may be applicable under Rule 144 and Rule 701 under the Securities Act. In addition, we have filed registration statements on Form S-8 to register the ordinary shares to be issued to the share option holders under our employee stock incentive plans. The ordinary shares to be received by such share option holders who are not affiliated with us may be resold freely to the public market. We cannot predict what effect, if any, market sales of securities held by our significant shareholders or any other shareholder or the availability of these securities for future sale will have on the market price of our ADSs.

Your interest in our ADSs will be diluted as a result of our stock incentive plans or other share option grants.

As of March 31, 2016, options to purchase an aggregate of 4,033,250 ordinary shares had been granted and were outstanding under the 2005 Stock Incentive Plan, the 2008 Stock Incentive Plan, the 2010 Stock Incentive Plan and the 2012 Stock Incentive Plan. For a description of these plans, see "Item 6. Directors, Senior Management and Employees—B. Compensation of Directors and Senior Officers—Share Options." The exercise of those options would result in a reduction in the percentage of ownership of the holders of ordinary shares and of ADSs, and therefore would result in a dilution in the earnings per ordinary share and per ADS.

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

Our holding company, China Digital TV Holding Co., Ltd., was incorporated as an exempted limited liability company on April 19, 2007 under the laws of the Cayman Islands. We are headquartered in Beijing, China, and provide CA systems to the PRC’s digital television market. We conduct substantially all of our business through our operating subsidiary in the PRC, Super TV, and through N-S Digital TV, a PRC company that we controlled through contractual arrangements until June 2014 and a subsidiary of Super TV thereafter. See "Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions."

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

In order to benefit from certain beneficial tax arrangements between the PRC and Hong Kong, in December 2007, CDTV BVI acquired Golden Benefit, a company incorporated in Hong Kong, for a nominal consideration, and transferred its 100% equity interest in Super TV to Golden Benefit. See "Item 3. Key Information—D. Risk Factors—Risks Relating to the People’s Republic of China—We may be subject to PRC income tax on our global income, or dividends we receive from our PRC subsidiary may be subject to PRC withholding tax, depending on whether we are recognized as a resident enterprise in the PRC" and "Item 5. Operating and Financial Review and Prospects—A. Operating Results—Taxes and Incentives—PRC."

Since December 2007, new entities have been established or acquired in the PRC to offer new solutions and products, including N-S Media Investment, Cyber Cloud, Joysee, Beijing Super Movie Technology Co., Ltd., or Super Movie, Beijing Shibo Movie Technology Co., Ltd., or Shibo Movie and Beijing Xinsi Yijia Technology Co., Ltd., or Xinsi Yijia. Super Movie later dissolved in November 2013.

To facilitate the sale of our products in the overseas market, China Super Media Holdings Limited, or CSM Holdings, was established in Hong Kong in February 2010.

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

N-S Digital Technology Co., Ltd., or N-S Digital Technology, and N-S Investment Holdings Co., Ltd., or N-S Investment Holdings, were incorporated in the PRC as wholly owned subsidiaries of our company in April and July 2010, respectively. In March 2011, N-S Digital Technology was dissolved. In June 2014, N-S Investment Holdings was renamed Beijing N-S Information Technology Co., Ltd., or N-S Information Technology, and Super TV transferred its equity interest in N-S Information Technology to CSM Holdings.

In June 2014, we conducted an internal reorganization in preparation of our planned sale of Super TV, as a result of which we obtained legal ownership of N-S Digital TV, the variable interest entity, or VIE, that we controlled through contractual agreements in China, or VIE structure, and adjusted our senior management team. Specifically, we terminated the series of contractual agreements underlying the VIE structure between the nominee shareholders of N-S Digital TV, namely Tianxing Wang, Lei Zhang, Shizhou Shen and Wenjun Wang, and Super TV, and transferred the 100% equity interest of N-S Digital TV held by these nominee shareholders to Super TV. As a result, N-S Digital TV became an indirectly wholly owned subsidiary of the Company.

On October 9, 2014, we entered into a share transfer agreement (as amended by a supplementary agreement dated October 27, 2014) with Shanghai Tongda Venture Capital Co., Ltd., or Tongda Venture, and Cinda Investment Co., Ltd., whereby Tongda Venture agreed to acquire a 100% equity interest in Super TV. In exchange, we would have received a total consideration of approximately RMB3.2 billion, consisting of RMB2.4 billion in cash and RMB0.8 billion in shares of Tongda Venture, representing approximately 17.24% of the ordinary shares of Tongda Venture. The share transfer agreement automatically terminated on December 31, 2015 because the contemplated transaction was not completed by then as required. See Note 3 to our consolidated financial statements included elsewhere in this annual report.

On April 15, 2016, we announced that our board of directors approved a plan to list Super TV separately on the NEEQ without an offering. Upon listing, Super TV will comprise the Company's CA business and certain CA-related businesses. It is envisaged that, upon the successful completion of the restructuring and the proposed NEEQ listing of Super TV, the Company will own 90% of the outstanding equity interest of Super TV and certain executive officers and core employees of Super TV will own the remaining 10% through an internal capital raising exercise. Super TV will also grant share options to certain executive officers and core employees to purchase up to an additional 20% of the post-exercise equity interests in Super TV in aggregate after the listing. No such options may be granted, however, unless Super TV achieves certain performance targets and/or its market capitalization reaches certain levels.

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

In March 2007, N-S Digital TV and Jiangsu Qingda Technology Co. Ltd., or Jiangsu Qingda, one of our customers, entered into an agreement to set up a joint venture in Nanjing of Jiangsu Province mainly engaging in digital television technology development and services, Nanjing Qingda Yongxin Culture & Media Co. Ltd., or Qingda Yongxin. N-S Digital TV contributed RMB0.8 million (US$0.1 million) in cash, representing 40% of the equity interest in the joint venture. Jiangsu Qingda contributed RMB1.2 million (US$0.2 million) in cash, representing 60% of the equity interest in the joint venture. N-S Digital TV had an option to purchase up to an additional 30% of the equity interest of Qingda Yongxin, which expired in 2010 without being exercised.

In June 2008, N-S Digital TV and Xitao Lai, a PRC citizen, established Dongguan SuperTV Video Info Co., Ltd., or Dongguan SuperTV, a joint venture in Dongguan, Guangdong Province, mainly to provide value-added services to television viewers. N-S Digital TV and Mr. Lai each contributed RMB5.0 million (US$0.7 million) in cash, representing 50% of the equity interest in the joint venture. In September 2008, N-S Digital TV exercised an option to purchase an additional 10% equity interest in the joint venture from Mr. Lai. In July 2009, N-S Digital TV sold its 20% equity interest in Dongguan SuperTV to a new investor, Guangdong Jiacai Digital Technology Co., Ltd., or Guangdong Jiacai. In August 2010, N-S Digital TV entered into an equity transfer agreement with Guangdong Jiacai to repurchase the 20% equity interest in Dongguan SuperTV from Guangdong Jiacai. After those transactions, the equity interest of Dongguan SuperTV held by N-S Digital TV increased to 60% and N-S Digital TV became entitled to 70% of shareholders’ voting rights and appointing three out of the five members of the board of directors of Dongguan SuperTV. In November 2011, Dongguan SuperTV transferred all of its high-definition interactive television services-related assets to the Dongguan branch of the Guangdong Broadcasting TV Network Co., Ltd. In December 2011, N-S Digital TV transferred its entire equity interest in Dongguan SuperTV to a third party for total consideration of RMB6.6 million (US$1.0 million).

In August 2008, we acquired from N-T Information Engineering all of its intellectual property rights relating to digital watermarking and image tracing technologies, including one issued patent and five then pending patent applications in the PRC. As of the date of this annual report, these five pending patents have all been issued to us. For details of these acquisitions, see "Item 4. Information on the Company—B. Business Overview—Intellectual Property."

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

In August 2010, N-S Digital TV entered into an equity transfer agreement with Guangzhou Rujia to transfer all of its equity interest in Guangdong SuperTV, a wholly owned subsidiary of N-S Media Investment, for a consideration of RMB30.3 million (US$4.6 million). In September 2015, a third-party investor contributed cash to increase the capital of Guangzhou Rujia resulting in the equity interest of Guangzhou Rujia held by Super TV decreasing to 33.3%.

In December 2010, Super TV and Beijing Yuewu Yuntian Software Technology Ltd., or Yuewu Yuntian, agreed to establish Cyber Cloud in Beijing, which mainly engages in research and development of cloud computing technology-based digital video delivery solutions. Super TV and Yuewu Yuntian contributed RMB45.0 million (US$6.8 million) and RMB5.0 million (US$0.8 million) in cash, representing 90% and 10% of the equity interest in Cyber Cloud, respectively. Cyber Cloud was formally established on January 19, 2011. Pursuant to a series of agreements dated April 30, 2014, Cyber Cloud acquired a 100% equity interest in Xinsi Yijia from Yuewu Yuntian and Beijing Holch Capital Investment Center, or Holch Capital, and in exchange, Yuewu Yuntian and Holch Capital obtained certain noncontrolling interests in Cyber Cloud. Moreover, Super TV transferred its remaining equity interest in Cyber Cloud to CSM Holdings. As a result of these transactions, CSM Holdings, Yuewu Yuntian and Holch Capital held 75%, 15% and 10% of the equity interest in Cyber Cloud, respectively. Xinsi Yijia became a wholly owned subsidiary of Cyber Cloud. Beijing Dingyuan Technology Co., Ltd., or Dingyuan, is controlled by Xinsi Yijia through a series of contractual arrangements. Dingyuan is immaterial from a financial perspective. In December, 2014, Beijing Gehua CATV Network Co., Ltd., or Gehua, injected capital into Cyber Cloud in exchange of a 10% equity interest in Cyber Cloud. The approval for the capital injection was obtained from the relevant PRC governmental authority in June 2015. As a result, CSM Holdings, Yuewu Yuntian, Gehua and Holch Capital held 67.5%, 13.5%, 10% and 9% of the equity interest in Cyber Cloud, respectively.

In April 2011, Super TV and Beijing Ying Zhi Cheng Technology Co., Ltd., or Ying Zhi Cheng Technology, an entity that is held mainly by employees of Joysee, agreed to establish Joysee in Beijing, which mainly engages in the research and development of advanced digital television terminals. Super TV and Ying Zhi Cheng Technology contributed RMB27.0 million (US$4.2 million) and RMB3.0 million (US$0.5 million) in cash, representing 90% and 10% of the equity interest in Joysee, respectively. Pursuant to an agreement, dated May 24, 2011, among Super TV, N-S Digital TV and Ying Zhi Cheng Technology, N-S Digital TV contributed RMB6.0 million (US$0.9 million) in cash, representing a 16.7% equity interest in Joysee. Pursuant to an agreement, dated June 13, 2011, among Super TV, N-S Digital TV, Ying Zhi Cheng Technology and Intel Semiconductor (Dalian) Ltd., or Intel, a wholly owned subsidiary of Intel Corporation in the PRC, Intel contributed RMB33.0 million (US$5.1 million) in cash, representing a 37.5% equity interest in Joysee. Pursuant to an equity transfer agreement, dated June 13, 2011, between N-S Digital TV and Intel, Intel transferred 7.5% of its equity investment in Joysee to N-S Digital TV for a nominal consideration. As a result of these transactions, Super TV, N-S Digital TV, Ying Zhi Cheng Technology and Intel each held a 46.9%, 17.9%, 5.2% and 30% equity interest in Joysee, respectively. In June 2014, Super TV and N-S Digital TV transferred their equity interest in Joysee to N-S Information Technology and Ying Zhi Cheng Technology, respectively. As a result of these transactions, N-S Information Technology, Ying Zhi Cheng Technology and Intel held 46.9%, 23.1% and 30% of the equity interests in Joysee, respectively. According to the article of association of Joysee, N-S Information Technology is entitled to recommend for appointment three out of the five members to the board of directors of Joysee and has the power to determine all the major financial and operating decisions of Joysee. As a result, we are considered to have the ability to control Joysee. In September 2015, N-S Information Technology purchased the 30% equity interest in Joysee held by Intel. As a result N-S Information Technology and Ying Zhi Cheng Technology held 76.9% and 23.1% of the equity interests in Joysee, respectively.

In June 2011, Super TV and Beijing AirMedia Advertising Co., Ltd., or AirMedia, entered into a framework cooperation agreement for the establishment of two joint ventures, Shibo Movie and Beijing Xinghe Union Media Co., Ltd., or Xinghe Union, in the PRC, each of which mainly engages in movie-related content sourcing and distribution services. In December 2011, Super TV, N-S Digital TV and AirMedia entered into a supplemental agreement, pursuant to which Super TV transferred its rights and obligations under the framework cooperation agreement to N-S Digital TV. N-S Digital TV and Air Media each contributed in cash RMB5.0 million (US$0.8 million), representing 50% of the equity interest in Shibo Movie, and RMB5.0 million (US$0.8 million) in cash, representing 50% of the equity interest in Xinghe Union. Shibo Movie and Xinghe Union were formally established on February 15, 2012 and March 13, 2012, respectively. On September 29, 2013, N-S Digital TV and AirMedia entered into a share swap agreement, pursuant to which N-S Digital TV transferred its equity interest in Xinghe Union to AirMedia, in exchange for AirMedia’s equity interest in Shibo Movie. Upon completion of the registration update of Shibo Movie with the relevant PRC authorities in February 2014, Shibo Movie became wholly owned by N-S Digital TV. In June 2014, N-S Digital TV transferred its equity interest in Shibo Movie to N-S Information Technology.

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

In August 2015, Shibo Movie, Guoshi Communication (Beijing) Co., Ltd., or Guoshi, and certain individuals set up Sinoscreens Media (Beijing) Co., Ltd., or Sinoscreens, in which Shibo Movie would hold 34% of the equity interest. As of December 31, 2015, Shibo Movie had injected US$541 into Sinoscreens.

In February 2016, CSM Holdings contributed RMB20.0 million (US$3.1 million) in cash to Beijing Dagong Technology Co. Ltd., or Dagong Technology, representing 80% of the equity interest in Dagong Technology, which mainly engages in the research and development of unmanned aerial vehicle, or UAV, technology.

Capital Expenditures and Divestitures

See "Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Capital Expenditures" for information concerning our principal capital expenditures for the previous three years and those currently in progress. We have not undertaken any significant divestitures.

B.	Business Overview

Overview

We are the leading provider of CA systems to the PRC’s digital television market. Our CA systems, which consist of smart cards, head-end software for television network operators and terminal-end licensing for set-top box manufacturers, enable digital television network operators in the PRC to control the distribution of content and value-added services to their subscribers and block unauthorized access to their networks. As of December 31, 2015, we had installed CA systems at 454 digital television network operators in 31 of the 32 provinces, autonomous regions and centrally administered municipalities in the PRC. We were the leading vendor of smart cards for CA systems in terms of smart cards shipped in the PRC in 2015, with a market share of approximately 52.50%, according to Researchdtv. We derive a substantial majority of our revenues from sales of our smart cards, which accounted for 80.9% and 81.1% of our total revenues in 2014 and 2015, respectively. We expect that the sales of our smart cards will continue to constitute the majority of our revenues in the near future. In addition, we sell and provide integration service of advanced digital television applications such as electronic program guides, or EPGs, and subscriber management systems, or SMSs, to digital television network operators with certain hardware. We are also developing and commercializing certain new solutions and products, including value-added digital television services, cloud computing technology-based digital video delivery solutions and advanced digital television terminals. Furthermore, we have been installing CA systems outside the PRC since 2010, including countries such as Myanmar, India, Thailand and Venezuela.

PRC television network operators are in the process of migrating from analog to digital transmissions. We are a primary beneficiary of this transition because CA systems are an essential component of any pay-television platform. We sell and provide integration service of our CA systems and digital television applications to PRC television network operators, including cable, mobile, satellite and terrestrial television network operators, enterprises that maintain private cable television networks within their facilities and media operators.

Our top five customers in terms of revenues in 2015 were Jiangsu Qingda, Guangdong Broadcasting TV Network Co., Ltd., Shandong Broadcasting TV Network Co., Ltd., Sichuan Cable TV Network Co., Ltd., and Fujian Broadcasting TV Network Co., Ltd., which in aggregate contributed 33.9% of our total revenue in 2015.

We were founded in 2004 by Dr. Zengxiang Lu and Jianhua Zhu, who had worked together since 2001 at N-T Information Engineering, one of the PRC’s earliest CA systems vendors. We purchased N-T Information Engineering’s CA systems business in 2004 and continued to build upon the strong reputation that business had achieved. We sold 17.0 million, 15.6 million and 10.9 million smart cards in 2013, 2014 and 2015, respectively, and our net revenues were US$87.2million, US$81.5 million and US$52.9 million in 2013, 2014 and 2015, respectively. Our net income was US$22.6 million, US$19.2 million and US$0.6 million in 2013, 2014 and 2015, respectively.

Our Products and Services

Our core products and services include the following:

•	end-to-end CA systems, including smart cards, head-end software and terminal-end licensing;

•	other digital television application systems for television network operators; and

•	other products.

CA Systems

Our CA systems consist of: software that is installed at the premises of the television network operator, or the head end; technology in a set-top box at the subscriber’s end, or the terminal end; and smart cards that are inserted into the set-top boxes. At both the head end and the terminal end, our CA systems are designed to interface easily with the software and hardware of as many other vendors as possible. This gives our customers maximum flexibility in selecting the components of their digital transmission systems, and allows us to cooperate with the other vendors in promoting each other’s products to the network operators.

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

Our customers generally wait until after they have purchased, installed and tested our head-end CA systems before placing purchase orders for smart cards. We may offer discounts for large smart card orders. We sold 17.0 million, 15.6 million and 10.9 million smart cards in 2013, 2014 and 2015, respectively.

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

As of December 31, 2015, our CA systems had been installed at 454 digital television network operators.

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

Terminal-End Technology. We sell the license of CA systems terminal-end technology to whichever set-top box manufacturer has been chosen by our customer to produce set-top boxes compatible with our CA systems. More than 170 set-top box manufacturers in the PRC have installed our technology in their set-top boxes.

Once our customer has selected one or more set-top box manufacturers, the selected manufacturers enter into contracts with us to license our terminal-end technology for use in their manufacturing processes so that their set-top boxes can be used on the planned network. The manufacturers agree to pay us an one-time license fee, including fees for testing and certifying their set-top boxes, and royalties for each box they manufacture using our technology.

Other Digital Television Application Systems for Television Network Operators

Our other digital television application systems for television network operators primarily include SMSs, EPGs, Screen Cross, Cyber Cloud Platform and IPQAM.

Subscriber Management Systems. We sell and provide integration service of SMS with certain hardware, which can be used by television network operators to reduce the cost and improve the efficiency of their subscriber management. Our SMS is compatible with the CA systems of other vendors, and we sell it on a stand-alone basis as well as packaged with our CA systems. Our SMS performs the following functions:

•	maintains and updates a database of subscriber information;

•	processes subscriber orders for new services;

•	maintains billing, payment and authorization records and sends e-mail bills and receipts to subscribers; and

•	processes subscriber requests to repair or replace defective or lost set-top boxes or smart cards.

As of December 31, 2015, our SMS had been installed by 130 television network operators. Our prices vary according to the size and complexity of each customer’s network, as well as market conditions.

Electronic Program Guides. An EPG is an on-screen guide to the programs and services available to subscribers. Our EPG system is installed and integrated at the head end of a CA system and can be controlled by a remote control. Viewers can use the guide to obtain program schedules as well as information about specific programs, such as plot descriptions and the names of the cast.

As of December 31, 2015, our EPG system had been installed by 255 television network operators. Our EPG system may be sold together with our CA systems, but it is also compatible with the CA systems of other vendors. When we sell our EPGs packaged with our CA systems, we provide the same maintenance terms as for the CA systems. Our prices vary according to the size and complexity of each customer’s network, as well as market conditions.

Screen Cross. A Screen Cross is a digital television broadcast system developed for mobile devices. It transmits digital television programs through channels in the digital television broadcast system to the Screen Cross gateway, then to mobile devices through wireless local area network, or WLAN. As of December 31, 2015, 24 television network operators from 16 provinces in China had purchased head-end and terminal-end Screen Cross system.

Cyber Cloud Platform. Our Cyber Cloud Platform provides cloud computing technology-based digital video delivery solutions to television network operators. The working principle of this service is that end users’ requests are processed on centralized servers known as the "cloud," with content and solutions delivered through the network in the form of audio and video streams that are decoded and presented by the terminal to the end users.

Our Cyber Cloud Platform enables television network operators to use their two-way set-top boxes that have already been installed to run a large number of value-added applications, such as video games, 3D games, educational applications, and business service applications, which are accessible on smart phones, tablet computers, personal computers, Internet TVs and other devices.

As of December 31, 2015, we have entered into cooperation agreements with 28 well-known television network operators.

IPQAM. Internet protocol quadrature amplitude modulation, or IPQAM, is a new generation, high density and edge modulator. Adopting advanced technology, and high reliability, flexibility, customization unified platform, it is widely used in the digital TV broadcast, video on demand and value-added services. IPQAM is widely used in the digital TV head-end and contains "multiplex, scramble, modulate, frequency conversion" functions, and is a high density digital TV unified platform which can realize digital TV stream cross connection, processing, broadcasting and output the signals. With high density, modularization, and no critical frequency characteristic, IPQAM can meet various network requirements for any operator. In addition, it can be conveniently upgrade, and expanded rapidly to respond to continuous operation challenges.

As of December 31, 2015, we had fully deployed our IPQAM in several provinces, including Fujian, Guangxi and Qinghai.

Other Products

We sell other products sourced from third party suppliers, such as surface-mounted device chips.

Surface-mounted device chips. Surface-mounted device chips are of similar function as smart cards, except that surface-mounted device chips are not embedded in plastic cards. Surface-mounted device chips may be packed in different forms and are widely used in different kinds of terminals. We sold 0.3 million, 1.0 million and 0.1 million surface-mounted device chips in 2013, 2014 and 2015, respectively.

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

As of December 31, 2015, we had a total of 51 technicians and engineers located in Beijing and two other cities available 24 hours a day to respond to customer requests for information and assistance. Our two regional service centers are strategically located in eastern (Hangzhou) and southern (Nanhai) China. Each service center maintains a 24-hour telephone hotline. Upon receiving a call for assistance, our technical support employees first attempt to identify and resolve the problem over the telephone or by accessing the software remotely, and then arrange a site visit if necessary. In addition, each customer is assigned a project manager who oversees the initial software installation and remains primarily responsible for ensuring that after-sale requests for assistance are handled promptly.

Sales and Marketing

As of December 31, 2015, we had 158 full-time sales personnel. We maintain regular contact with our customer base through contacts at industry forums and sales visits, and use these opportunities to educate them about digital television systems. We actively monitor which operators are moving towards digitalization, and when we learn that a particular operator is planning to launch a digital network, we target that operator for more frequent contact by our sales and technical personnel. We compensate our sales personnel by means of base salaries and performance bonuses.

We also cooperate informally with other providers of digital television software and hardware with whom we do not compete, such as set-top box manufacturers, to promote each other’s products to our respective customers, and thereby benefit from each other’s marketing efforts.

Jiangsu Qingda, a Nanjing-based company, is our exclusive distributor for CA systems and smart cards in Jiangsu Province in eastern China. Jiangsu Qingda also provides after-sales technical support and maintenance services for our customers in Jiangsu Province. We entered into a 13-year distribution contract with Jiangsu Qingda effective January 1, 2007. We account for revenues contributed by Jiangsu Qingda in the same way as revenues from our customers who are television network operators. Jiangsu Qingda was our largest contributor to revenues in 2013, 2014 and 2015. In addition to Jiangsu Qingda, we also engage fee-based sales agents to assist us in selling and maintaining our CA systems and smart cards in designated regions or to designated customers. Such sales agents also provide certain related services, including gathering market intelligence regarding potential customers and pricing information in the relevant market.

Customers

Our primary customers are cable television network operators. We sell our products and services to networks of all sizes. Our top five customers in 2015 were Jiangsu Qingda, Guangdong Broadcasting TV Network Co., Ltd., Shandong Broadcasting TV Network Co., Ltd., Sichuan Cable TV Network Co., Ltd., and Fujian Broadcasting TV Network Co., Ltd., which contributed 7.4%, 7.1%, 7.0%, 6.6% and 5.8%, respectively, to our total revenues for that year.

We have also sold our CA systems to:

•	satellite and terrestrial television network operators, including the China Central Satellite Television Transmission Center;

•	a commercial satellite transmission platform, namely China Dbstar Co., Ltd.;

•	large enterprises that maintain private cable television networks within their facilities, including the Beijing Capital International Airport and Daqing Oilfield Company Limited, a wholly owned subsidiary of PetroChina Company Limited;

•	media operators who use CA systems to encrypt their programs for distribution to television operators, including China DTV Media Inc., Ltd. and Huacheng Digital Movie & TV Co., Ltd.; and

•	a mobile television operator, namely China Broadcasting (Group) Co., Ltd. (formerly known as China Satellite Mobile Broadcasting Corporation or China Broadcasting Co., Ltd.).

We currently derive, and we expect to continue to derive, a significant portion of our revenues each period from a limited number of large customers, although the particular customers may vary from period to period. As digital cable television systems are at the developing stage in the PRC, the largest shipments of smart cards are to operators who are launching new digital transmission systems and need to purchase in bulk for their established networks. We may face certain risks from this concentration of revenues. See "Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—We depend, and expect to continue to depend, on a limited number of customers for a significant portion of our revenues in any single period. If one customer defers or cancels its orders or chooses our competitors’ products or services, our revenues and net income could decline significantly."

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

Our customers also include set-top box manufacturers, to whom we license terminal-end technology for our CA systems. More than 170 set-top box manufacturers in the PRC, including Shenzhen Jiuzhou Electric Co., Ltd., Shenzhen Skyworth Digital Technology Co., Ltd., Shenzhen Coship Electronics Co., Ltd., Sichuan Changhong Network Technology Co., Ltd. and Huawei Technologies Co., Ltd., have utilized our terminal-end technology in their set-top boxes.

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

We have arrangements with a number of smart-card manufacturers, including China Electronics, the China Sciences Group and Beijing Boka Technology Co., Ltd. to embed the computer chips into plastic cards. We currently maintain a one-year contract with each of the manufacturers that guarantees us a volume-based price discount for each purchase order and requires the manufacturer to fulfill our orders in accordance with an agreed schedule. Our contracts with the manufacturers require them to meet the ISO-7816 standard for card readability. In addition, we believe that there are numerous alternative smart-card manufacturers from whom we would be able to obtain smart cards if any of our current suppliers were unable to meet our needs.

For more information about risks relating to our relationships with our suppliers, see "Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—We generally do not have long-term contracts with suppliers of computer chips or the companies that manufacture our smart cards. If any of our computer chip suppliers or smart-card manufacturers is unable to fulfill our orders in time or at all, we may be unable to deliver smart cards to our customers."

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

According to Researchdtv, we were the leader in the PRC CA systems market in 2014 and 2015. According to Researchdtv, in 2015, we had an approximately 52.50% market share based on the number of smart cards shipped, followed by DVN Holdings Ltd. with approximately 14.45% market share, Sumavision Technologies Co., Ltd. with approximately 10.48% market share, Irdeto Access B.V. with approximately 7.58% market share, NDS Limited with approximately 7.17% market share and others accounting for the remaining 7.82%. For more information about risks relating to our competitors, see "Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—We face intense competition, which could reduce our market share and harm our financial performance."

Research and Development

Our success to date has in large part resulted from our strong research and development capabilities. As of December 31, 2015, our research and development team consisted of 300 employees, compared to 362 as of December 31, 2014 and 419 as of December 31, 2013. Our research and development expenses decreased from US$19.3 million in 2013 to US$17.3 million in 2014 and further to US$15.3 million in 2015.

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

Our research and development personnel focus our research on: (1) actively seeking ways to improve the security and reliability of our CA systems, as well as to prevent content theft at other stages of the television network operators’ chain of transmission; (2) adapting our CA systems for use on new television platforms, such as satellite television, mobile television, IPTV and Internet TV; (3) enhancing our CA systems to support applications such as video-on-demand, near video-on-demand, push video-on-demand and personal video recorders; (4) developing new lines of products and technologies, including digital rights management products that allow content providers to control the way their content is distributed and reproduced, such as advanced digital television terminals; (5) developing our CA systems for use outside of the PRC; (6) enhancing the Screen Cross to extend television services to mobile phones, tablet computers and other devices; (7) developing streaming-based cloud computing technology, especially its application in the video games sector, and further promoting its use among broadcasting and telecommunication operators; and (8) developing UAV technology, and its application in sectors such as television filming and relay communication.

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

As of December 31, 2015, we had a total of 89 patents issued and 64 pending patent applications in the PRC. Our issued patents and pending patent applications relate primarily to digital transmission technologies, encryption and decryption technologies, technologies relating to the production of set-top boxes and smart cards and technologies relating to value-added services. We have also completed copyright registration of 119 software programs relating to digital television in the PRC.

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

When we license our intellectual property to third parties, we generally receive a combination of license fees and royalties. We mainly license our terminal-end technology to the set-top box manufacturers.

We have a non-exclusive license to use the English and Chinese names for "NOVEL-TONGFANG" and a graphic logo, free of charge, pursuant to an agreement with N-T Information Engineering. N-T Information Engineering has registered these names and the logo as trademarks. Our term of use is from June 1, 2004 until such trademark registrations expire at various dates in 2023. In November 2007, we ceased using "NOVEL-TONGFANG" in N-S Digital TV’s name by changing the name from "Beijing Novel-Tongfang Digital TV Technology Co., Ltd." to "Beijing Novel-Super Digital TV Technology Co., Ltd." In January 2008, we ceased using the English and Chinese names for "NOVEL-TONGFANG" as trademarks for our products and we intend not to use such trademarks in the future. We started to use the English and Chinese names for "NOVEL SUPERTV" in combination with the graphic logo we licensed from N-T Information Engineering as the trademarks for our products. In December 2008, we acquired for free the licensed graphic logo from N-T Information Engineering. In 2010, we completed the registration of the trademarks of the English and Chinese names for "NOVEL SUPERTV", as well as the trademark for a combination of Chinese and English names for "NOVEL SUPERTV" and the graphic logo.

As of December 31, 2015, we owned 69 trademarks, 61 of which are registered trademarks and 8 of which are in the process of being registered. We have 25 registered domain names, six of which were filed with the Ministry of Industry and Information Technology, or MIIT, including novel-supertv.com and chinadtv.cn.

Insurance

In 2015, we purchased short-term export credit insurance policies to cover the credit risks we bear in collecting proceeds from certain customers located in overseas markets. Other than these insurance policies, we do not maintain any business insurance or key-man insurance. Insurance companies in the PRC offer limited business insurance products and, to our knowledge, offer limited business liability insurance. While business disruption insurance is available to a limited extent in the PRC, we have determined that the risks of disruption, cost of such insurance and the difficulties associated with acquiring such insurance on commercially reasonable terms make it impractical for us to have such insurance. As a result, we do not have any business liability, disruption or litigation insurance coverage for our operations in the PRC. We also generally do not maintain property insurance, except for insurance that covers the company automobiles.

Employees

We had 722, 680 and 609 full-time employees as of December 31, 2013, 2014 and 2015, respectively. We have no part-time employees. Substantially all of our employees are located in the PRC. The table below shows the number of employees categorized by business area and as a percentage of our workforce as of December 31, 2013, 2014 and 2015:

	As of December 31, 2013		As of December 31, 2014		As of December 31, 2015
	Number	%	Number	%	Number	%
Research and development	419	58.0%	362	53.2%	300	49.2%
Technical service	51	7.1	53	7.8	51	8.4
Sales and marketing	145	20.1	153	22.5	158	25.9
General and administration	78	10.8	82	12.1	71	11.7
Smart card production	29	4.0	30	4.4	29	4.8
Total	722	100.0%	680	100.0%	609	100.0%

As required by applicable PRC regulations, we participate in various employee benefit plans that are organized by municipal and provincial governments, including housing, pension, medical and unemployment benefit plans. We are required under PRC law to make contributions to the employee benefit plans at specified percentages of the salaries, bonuses and certain allowances of our employees, up to a maximum amount specified by the local government from time to time. Members of the retirement plan are entitled to a pension equal to a fixed proportion of the salary prevailing at the member’s retirement date. The total contributions made to employee benefit plans in 2013, 2014 and 2015 were approximately US$5.7 million, US$5.8 million and US$5.5 million, respectively.

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

In the opinion of Han Kun, our PRC counsel, the business of N-S Digital TV does not require a license for research and development. N-S Digital TV has engaged in the production and sale of encryption products since its establishment in May 2004, but it did not obtain the license for the production of encryption products until June 2006, which was renewed in May 2009, June 2012 and May 2015, and the license for the sale of encryption products until September 2008, which was renewed in September 2011 and September 2014. For risks relating to the potential legal penalties against N-S Digital TV for its operations prior to its obtaining the production and sales licenses, see "Item 3. Key Information—D. Risk Factors—Risk Relating to Our Business and Industry—N-S Digital TV may be deemed not to be in full compliance with certain legal regulatory requirements relating to the production, sale and export of encryption products, and the relevant PRC government authorities could require N-S Digital TV to cease such activities and impose administrative penalties including fines, which could have a material adverse effect on our business, financial condition and results of operations."

Furthermore, the Administrative Regulation for Commercial Cryptogram and the Provisions on the Administration of the Use of Commercial Encryption Products, which became effective in October 1999 and May 2007, respectively, allow users to use only encryption products that are certified by the encryption authority and purchased from vendors who hold an encryption product sales license. Our CA systems that we currently produce and sell have not been certified by the Encryption Bureau because we have not adopted the government-designated algorithms for those CA systems. We believe that because, in practice, the PRC government has allowed a transition period, of a duration yet to be determined at its sole discretion, for us to adopt the algorithms to be finally and officially designated by the authority, it is unlikely that the government will enforce the above-mentioned regulatory requirements with respect to the use or purchase of our CA systems during that transition period. See also "Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—Enforcement of certain PRC regulatory requirements regarding the use of encryption products may prevent prospective customers from purchasing our CA systems."

Although foreign-invested enterprises incorporated in the PRC, such as our subsidiary, Super TV, are not expressly prohibited from conducting encryption-related business, they may have difficulties obtaining the licenses or permits required for conducting such business from the Encryption Bureau due to the Encryption Bureau’s generally restrictive approach towards foreign participation in the PRC encryption industry. In light of the above, at the time of the Company’s initial public offering, we established and controlled, through contractual arrangements, N-S Digital TV to conduct our CA system business, and obtained the license for the production and sales of commercial encryption products required for our business. Our contractual arrangements with N-S Digital TV and its nominee shareholders were terminated, and the 100% equity interest in N-S Digital TV formerly held by the nominee shareholders was transferred to Super TV in June 2014. As a result, N-S Digital TV has become Super TV’s subsidiary, a subsidiary of a foreign-invested company. If the Encryption Bureau determines that the ownership structure of N-S Digital TV is contrary to its generally restrictive approach towards foreign participation in the PRC encryption industry, it may reconsider N-S Digital TV’s eligibility to hold the license to produce and sell commercial encryption products. The Encryption Bureau may revoke, or refuse to renew, N-S Digital TV’s licenses to produce and sell commercial encryption products, or refuse to grant any other encryption-related license that may be required for our business in the future. See "Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—The structure for operating our business may result in the relevant PRC government regulators revoking or refusing to renew N-S Digital TV’s licenses for the production and sale of commercial encryption products, or refusing to issue any other license required to engage in an encryption-related business" and "Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—N-S Digital TV may be deemed not to be in full compliance with certain legal regulatory requirements relating to the production, sale and export of encryption products, and the relevant PRC government authorities could require N-S Digital TV to cease such activities and impose administrative penalties including fines, which could have a material adverse effect on our business, financial condition and results of operations."

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

Cable television network operators are subject to the laws, rules and regulations promulgated from time to time by the State Council, the SAPPRFT and other ministries and government departments. These regulations include the Administrative Regulations for Television Broadcasting promulgated by the State Council in 1997, and amended in December 2013, the Interim Measures regarding the Management of Cable TV promulgated by a predecessor government agency of the SAPPRFT in 1990 and amended in January 2011, and the Measures Concerning Network Access Certification of Broadcasting and Television Equipment, which became effective on August 1, 2004. Under these laws, rules and regulations:

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

According to a policy introduced by the SAPPRFT in 2003 and the Policies to Encourage the Development of Digital TV Industry jointly promulgated by SAPPRFT and other government authorities in January 2008, any cable network operator that uses a non-PRC CA system should use such non-PRC CA system together with a PRC CA system when transmitting broadcasting signals. To satisfy this requirement, a cable network operator that uses a non-PRC CA system must install a parallel PRC CA system. Under these policies, vendors of non-PRC CA systems may sell only to cable network operators that have already installed a PRC CA system or who are willing to purchase a parallel PRC CA system. This may result in a competitive disadvantage for vendors of non-PRC CA systems relative to vendors of PRC CA systems. Such policies do not expressly indicate whether the CA systems produced by a foreign-invested company incorporated in the PRC, such as our subsidiary, Super TV, fall into the category of non-PRC CA systems. In light of this ambiguity, at the time of the Company’s initial public offering, we had established N-S Digital TV, which was wholly owned by PRC citizens, to produce and sell our CA systems. In June 2014, our contractual arrangements with N-S Digital TV and its shareholders were terminated, and the 100% equity interest in N-S Digital TV was transferred to Super TV. There are substantial uncertainties regarding the interpretation and application of the above-described PRC government policies and relevant PRC laws, rules and regulations. Accordingly, the PRC government may determine that N-S Digital TV is a vendor of non-PRC CA systems because N-S Digital TV is a wholly owned subsidiary of Super TV, a foreign-invested enterprise, and cable network operators may cancel their orders for our CA systems to avoid being required to install a parallel PRC CA system, and we may also lose potential customers who are not willing, or have no plan, to install a parallel PRC CA system for economic or other reasons. As a result, our business, financial condition and results of operations could be materially and adversely affected. See "Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—If the PRC government determines that N-S Digital TV is a vendor of non-PRC CA systems by virtue of it being a subsidiary of a foreign-invested company, we could face difficulty selling our CA systems in the PRC."

Software Products Registration

On March 5, 2009, the MIIT issued the Measures Concerning Software Products Administration, or Software Measures, which became effective on April 10, 2009 and superseded the prior measures issued in 2000, to regulate software products and promote the development of the software industry in the PRC.

In order to manufacture software products, a software producer must possess the copyright of such software or have obtained a license from a legitimate copyright owner or licensor in connection with such software. Software producers must censor the content of their software products. Software developers or producers are allowed to sell or license their registered software products independently or through agents. Software products developed in the PRC may be registered with the local provincial government authorities in charge of the information industry and filed with the MIIT. If no objection is raised within seven business days from the date of the public announcement made by the MIIT after its receipt of the filing, the software products shall be granted registration certificates. Each registration certificate is valid for five years and may be renewed upon expiration. Registered software products may be qualified for certain tax and other preferential treatments under the industrial policies. The MIIT and other relevant departments may carry out supervision and inspection over the development, production, operation and importing and exporting of software products in the PRC. As of December 31, 2015, we had 33 registered software products.

Tax

See "Item 5. Operating and Financial Review and Prospects—A. Operating Results—Taxes and Incentives—PRC."

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

On February 28, 2015, the SAFE promulgated the Notice on Further Simplifying and Improving Foreign Exchange Policy on Direct Investment, or SAFE Notice 13, which became effective on June 1, 2015. Pursuant to SAFE Notice 13, instead of applying for approvals regarding foreign exchange registrations of foreign direct investment and overseas direct investment from the SAFE as required under current laws, entities and individuals will be required to apply for such foreign exchange registrations from qualified banks. The qualified banks, under the supervision of the SAFE, will directly examine the applications and conduct the registration.

On March 30, 2015, the SAFE promulgated the Circular on Reforming Administration of Settlement of Foreign Exchange Capital of Foreign-Invested Enterprises, or Circular 19, which took effect on June 1, 2015, replacing previous SAFE Circular 142. SAFE Circular No. 19 removed certain restrictions previously imposed under Circular No. 142 for conversion by a foreign-invested enterprise of foreign currency registered capital into RMB and use of such RMB capital. However, Circular 19 continues to prohibit foreign-invested enterprises from, among other things, using the Renminbi converted from its foreign exchange capital for expenditure outside of its business scope, providing entrusted loans or repaying loans between non-financial enterprises. Any violation of Circular 19 may result in severe penalties, including substantial fines.

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

Regulation of Foreign Exchange in Certain Onshore and Offshore Transactions

In July 2014, the SAFE issued SAFE Notice 37, to replace the Notice on Relevant Issues Concerning Foreign Exchange Administration for PRC Residents Engaging in Financing and Roundtrip Investments via Overseas Special Purpose Vehicles, or SAFE Notice 75. SAFE Notice 37 provides that PRC residents, whether natural or legal persons, must register with the relevant local SAFE branch in connection with establishing or taking control of an offshore entity established for the purpose of overseas equity financing involving legitimate onshore or offshore assets or equity interests held by them. The term "PRC legal person residents" as used in the SAFE regulations refers to those entities with legal person status or other economic organizations established within the territory of the PRC. The term "PRC natural person residents" as used in the SAFE regulations includes all PRC citizens and all other natural persons, including foreigners, who habitually reside in the PRC for economic benefit.

On February 28, 2015, the SAFE promulgated the Notice on Further Simplifying and Improving Foreign Exchange Policy on Direct Investment, or SAFE Notice 13, which became effective on June 1, 2015. Pursuant to SAFE Notice 37 and SAFE Notice 13, PRC residents are also required to complete amended registrations or filing with qualified banks after any material change in the shareholding or capital of the offshore entity, such as changes of basic information, increases or decreases in investment amount, share transfers or exchanges, and mergers or divisions. The qualified banks, under the supervision of the SAFE, will directly examine the applications and conduct the registration.

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

We completed the initial listing and trading of our ADSs on the NYSE on October 11, 2007. We did not seek CSRC approval in connection with our initial public offering, as we were advised by our PRC counsel that, based on their understanding of the current PRC laws, regulations and rules, because we completed our restructuring before September 8, 2006, the effective date of the M&A Rules, we were not required by the M&A Rules to apply to the CSRC for approval of the listing and trading of our ADSs on a U.S. stock exchange, unless we were clearly required to do so by any rules promulgated in the future. See "Item 3. Key Information—D. Risk Factors—Risks Relating to the People’s Republic of China—The approval of the CSRC might be required in connection with our initial public offering under certain PRC regulation; failure to obtain this approval, if required, could have a material adverse effect on our business, financial condition, results of operations and reputation as well as the trading price of our ADSs."

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

Among other things, the draft Foreign Investment Law expands the definition of foreign investment and introduces the principle of ""actual control" in determining whether an entity should be treated as a foreign-invested enterprise, or an FIE. According to the definition set forth in the draft Foreign Investment Law, FIEs shall refer to enterprises established in China pursuant to PRC laws that are solely or partially invested by foreign investors. The draft Foreign Investment Law specifically provides that entities established in China (without direct foreign share ownership) but "controlled" by foreign investors, via contracts or trust, for example, will be treated as FIEs. Once an entity falls within the definition of FIE, it may be subject to foreign investment restrictions or prohibitions set forth in a "negative list" to be separately issued by the State Council at a later date. If the underlying business of an FIE is subject to foreign investment restrictions, it needs to go through a market entry clearance process carried out by the MOFCOM before the FIE can be established. If the underlying business of the FIE is subject to foreign investment prohibitions, it may not enter such business in China. However, an FIE, during the market entry clearance process, may apply in writing to be treated as a PRC domestic enterprise if its foreign investor(s) is/are "controlled" by PRC government authorities and its affiliates and/or PRC citizens. In this connection, "control" is broadly defined in the draft law to cover the following summarized categories: (i) holding 50% of more of the voting rights of the subject entity; (ii) holding less than 50% of the voting rights of the subject entity but having the power to secure at least 50% of the seats on the board or other equivalent decision-making bodies, or having the voting power to exert material influence on the board, the shareholders’ meeting or other equivalent decision-making bodies; or (iii) having the power to exert decisive influence, via contractual or trust arrangements, over the subject entity’s operations, financial matters or other key aspects of business operations.

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

We are a Cayman Islands holding company and conduct substantially all of our business through our operating subsidiaries in the PRC. We own 100% of the equity interest of CDTV BVI, a BVI holding company, that directly owns 100% of the equity interest of Golden Benefit and CSM Holdings, each a Hong Kong holding company. Golden Benefit directly owns 100% of the equity interest of Super TV, which owns 100% of the equity interest in N-S Digital TV. CSM Holdings directly owns a 100% and 67.5% equity interest in N-S Information Technology and Cyber Cloud, respectively. N-S Information Technology holds a 76.9%, 100% and 100% equity interest in Joysee, N-S Media Investment and Shibo Movie, respectively. And Cyber Cloud holds a 100% equity interest in Xinsi Yijia.

The following diagram illustrates our key corporate structure as of the date of this annual report:

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

In order to benefit from the tax arrangement between the PRC and Hong Kong, in December 2007, CDTV BVI acquired Golden Benefit, a company incorporated in Hong Kong, for a nominal consideration, and transferred its 100% equity interest in Super TV to Golden Benefit. See "Item 3. Key Information—D. Risk Factors—Risks Relating to the People’s Republic of China—We may be subject to PRC income tax on our global income, or dividends we receive from our PRC subsidiary may be subject to PRC withholding tax, depending on whether we are recognized as a resident enterprise in the PRC" and "Item 5. Operating and Financial Review and Prospects—A. Operating Results—Taxes and Incentives—Tax Arrangement between the PRC and Hong Kong."

In December 2007, Super TV established a wholly owned subsidiary, N-S Media Investment, and transferred the equity interest of N-S Media Investment to N-S Information Technology in June 2014. In February 2008, CDTV BVI established a wholly owned subsidiary, CSM Holdings, in Hong Kong. In July 2010, we established N-S Investment Holdings, a wholly owned subsidiary of Super TV, in the PRC. In June 2014, N-S Investment Holdings was renamed N-S Information Technology, and Super TV transferred its 100% equity interest in N-S Information Technology to CSM Holdings.

In January 2011, we established Cyber Cloud, a subsidiary in which Super TV holds a 90% equity interest, in the PRC. Pursuant to a series of agreements dated April 30, 2014, Cyber Cloud acquired 100% equity interest in Xinsi Yijia from Yuewu Yuntian and Holch Capital, and in exchange, Yuewu Yuntian and Holch Capital obtained certain noncontrolling interests in Cyber Cloud. Moreover, Super TV transferred its remaining equity interest in Cyber Cloud to CSM Holdings. Dingyuan is controlled by Xinsi Yijia through a series of contractual arrangements. In June 2015, Cyber Cloud completed the registration with the relevant PRC governmental authority of the capital contribution from Gehua. As a result of the transactions, CSM Holdings, Yuewu Yuntian, Gehua and Holch Capital held 67.5%, 13.5%, 10% and 9% of the equity interest in Cyber Cloud, respectively.

Joysee was established in May 2011, and as a result of a series of equity transactions, N-S Information Technology held a 76.9% equity interest in Joysee.In September 2011, we established Super Movie, a subsidiary in the PRC in which Super TV holds a 90% equity interest. Super Movie was later dissolved in November 2013. Shibo Movie was established in February 2012 as a joint venture of Super TV and became wholly owned by N-S Information Technology upon completion of a series of equity transactions in June 2014. See "Item 4. Information on the Company—A. History and Development of the Company—Our Investments and Acquisitions."

Any cable network operator who uses a non-PRC CA system is required under a policy promulgated by the SAPPRFT to install a parallel PRC CA system. Under this policy, vendors of non-PRC CA systems may sell only to cable network operators who have already installed a PRC CA system or are willing to purchase a parallel PRC CA system. This may result in a competitive disadvantage for vendors of non-PRC CA systems relative to vendors of PRC CA systems. Such policy does not expressly indicate whether the CA systems produced by a foreign-invested company incorporated in the PRC, such as our subsidiary Super TV, fall into the category of non-PRC CA systems. In light of this ambiguity, we established N-S Digital TV in May 2004, which was incorporated in the PRC and wholly owned by PRC citizens, to produce and sell our CA systems to avoid our CA systems being deemed as non-PRC CA systems. We conduct a significant portion of our operations through N-S Digital TV. Prior to June 2014, we did not directly or indirectly have any equity interest in N-S Digital TV, but Super TV, our wholly owned subsidiary in the PRC, had entered into a series of contractual arrangements with N-S Digital TV and its shareholders. As a result of these contractual arrangements, we were considered the primary beneficiary of N-S Digital TV and, accordingly, we consolidated N-S Digital TV’s results of operations in our financial statements.

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

For a more detailed description of these contractual agreements, see "Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Super TV and N-S Digital TV Arrangements" and "Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Shareholder Rights and Corporate Governance."

D.	Property, Plants and Equipment

We currently maintain our headquarters and most of our operations at Jingmeng High-Tech Building B, 4th Floor, No. 5 Shangdi East Road, Haidian District, Beijing 100085, PRC, where we lease 7,796 square meters of office space pursuant to four short-term lease agreements with the same landlord for separate portions of the total space. The four lease agreements are: (1) a lease agreement of N-S Digital TV with respect to an aggregate area of 1,534 square meters for its operational use; (2) a lease agreement of Super TV with respect to an aggregate area of 2,437 square meters for its operational use and an aggregate area of 140 square meters for storage; (3) a lease agreement of N-S Information Technology with respect to an area of 2,980 square meters for its operational use; and (4) a lease agreement of Cyber Cloud with respect to an area of 705 square meters for its operational use. All the lease agreements expired in April 2016. We intend to continue leasing the forgoing space and are currently in the process of finalizing the relevant leasing arrangements with the landlord. In addition, the manufacturing department of N-S Digital TV is located at Building 4, 2nd Floor, No. 7 Yuexiu Road, Haidian District, Beijing. N-S Digital TV has entered into a lease agreement with another landlord with respect to an aggregate area of 618 square meters for its manufacturing use. That lease agreement expired in March 2016, and the manufacturing department now occupies office space at our headquarters.

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

Item 4A. Unresolved Staff Comments

None.

Item 5. Operating and Financial Review and Prospects

Operating and Financial Review and Prospects

The following discussion and analysis should be read in conjunction with our consolidated financial statements and the related notes included elsewhere in this annual report. Our audited consolidated financial statements have been prepared in accordance with U.S. GAAP. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those projected in the forward-looking statements. In evaluating our business, you should carefully consider the information provided in "Item 3. Key Information—D. Risk Factors."

A.	Operating Results

Overview

We are the leading provider of CA systems to the PRC digital television market. Our CA systems, which consist of smart cards, head-end software for television network operators and terminal-end licensing for set-top box manufacturers, enable digital television network operators in the PRC to control the distribution of content and value-added services to their subscribers and block unauthorized access to their networks. In addition, we sell advanced digital television applications, such as EPGs and SMSs, to digital television network operators.

We sell our CA systems and digital television applications to PRC television network operators, including cable, satellite and terrestrial television network operators and enterprises that maintain private cable television networks within their facilities. We currently derive, and we expect to continue to derive, a significant portion of our revenues during any given period from a limited number of customers, primarily cable television network operators who are launching new digital transmission systems, although the particular customers may vary from period to period.

As of December 31, 2015, we had installed CA systems at 454 digital television network operators in 31 of the 32 provinces, autonomous regions and centrally administered municipalities in the PRC. We have also been installing CA systems outside the PRC since 2010, including countries such as Myanmar, India, Thailand and Venezuela. We derive a substantial majority of our revenues from sales of our smart cards, which accounted for 88.5%, 80.9% and 81.1% of our total revenues in 2013, 2014 and 2015, respectively. We sold 17.0 million, 15.6 million and 10.9 million smart cards in 2013, 2014 and 2015, respectively, and our net revenues were US$87.2 million, US$81.5 million and US$52.9 million in 2013, 2014 and 2015, respectively. Our net income was US$22.6 million, US$19.2 million and US$0.6 million in 2013, 2014 and 2015, respectively.

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

In addition to the factors discussed above, our reported results are also affected by the fluctuations in the value of the Renminbi against the U.S. dollar, as our reporting currency is the U.S. dollar while the functional currency of our subsidiaries and variable interest entities in China, which operate substantially all of our business, is the Renminbi. In 2013, the Renminbi appreciated against the U.S. dollar by approximately 2.8%, while in 2014 and 2015, the Renminbi depreciated against the U.S. dollar by approximately 2.5% and 4.4%, respectively. The appreciation of the Renminbi against the U.S. dollar contributed to the increase in our net income reported in U.S. dollar terms in 2013, and the depreciation of the Renminbi against the U.S. dollar contributed to the decrease in our net income reported in U.S. dollar terms in 2014 and 2015. For additional information relating to the fluctuations in the value of the Renminbi against the U.S. dollar, see "Item 3. Key Information—A. Selected Financial Data—Exchange Rate Information," "Item 3. Key Information—D. Risk Factors—Risks Relating to the People’s Republic of China—Fluctuations in exchange rates could result in foreign currency exchange losses" and "Item 11. Quantitative and Qualitative Disclosures About Market Risks—Foreign Currency Risk."

Our business is managed as a single operating segment. Our management reviews our consolidated results of operations prepared in accordance with U.S. GAAP when making decisions about allocating our resources and assessing our performance.

Revenues

We derive revenues primarily from the following two sources:

•	Products. We currently derive a substantial majority of our revenues from sales of smart cards and other products to digital television network operators. Smart cards are an essential part of our CA systems. Our customers purchase our smart cards for distribution to and use by their subscribers in their set-top boxes. Revenues from the sales of our smart cards account for substantially all of our revenues from the sales of our products. In addition, we also sell small quantities of other products, such as surface-mounted device chips, Screen Cross and IPQAM.

•	Services. We derive revenues from providing head-end system integration services and head-end system development services to digital television network operators and collecting licensing fees and/or royalty income from set-top box manufacturers. Our head-end system integration services involve providing head-end software, hardware, related system integration services and post-contract customer support, or PCS, to our customers. Head-end software mainly consists of software for CA systems, SMSs and EPGs. Our head-end system development services involve the development of customized digital television-related software applications for our customers. In addition, we provide set-top box manufacturers with our CA system terminal-end technology that enables them to manufacture set-top boxes compatible with our CA systems, and receive one-time licensing fees as well as royalties from such set-top box manufacturers. We also derive revenues from other services that we provide mainly to television network operators that enable these television network operators to provide value-added services to their customers.

Revenues from the sales of our products and services accounted for 86.4% and 13.6%, respectively, of our total revenues in 2015, compared with 88.6% and 11.4%, respectively, of our total revenues in 2014. Our revenues also include certain refunds of value-added taxes from PRC tax authorities that we previously paid with respect to some of our software products. See "Item 5. Operating and Financial Review and Prospects—A. Operating Results—Taxes and Incentives—PRC—Value-Added Tax and Business Tax" below for more information.

Our net revenues represent total revenues less PRC VAT surcharge taxes and fees. See "Item 5. Operating and Financial Review and Prospects—A. Operating Results—Taxes and Incentives—PRC—Value-Added Tax and Business Tax" below for more information.

Cost of Revenues

Cost of revenues primarily includes: costs of raw materials, such as computer chips manufactured by third-party suppliers and used in our smart cards and other products; personnel costs directly relating to provision of our services; warranty costs relating to our smart card sales; depreciation and amortization costs; share-based compensation allocated to the production and processing of our smart cards and other products; fees paid to our sales agents; and other miscellaneous costs. These costs are allocated to our two types of revenue-generating activities as their respective cost of revenues. Cost of revenues related to the sales of our products and to the sales of our services accounted for 60.2% and 39.8%, respectively, of our total cost of revenues in 2015, compared with 76.0% and 24.0% respectively, of our total cost of revenues in 2014. As a percentage of our net revenues, cost of revenues increased from 22.4% in 2014 to 28.7% in 2015.

Gross Profit and Gross Margin

Gross profit is equal to net revenues less cost of revenues. Gross margin is equal to gross profit divided by net revenues. Our gross margin was 75.1%, 77.6% and 71.3% in 2013, 2014 and 2015, respectively. The decrease in our gross margin from 2014 to 2015 was mainly due to a decrease in margins of high-margin sales.

The average unit cost of our smart cards in U.S. dollar terms increased by approximately 1.3% from 2013 to 2014 and decreased by 5.5% from 2014 to 2015.

Operating Expenses

Our operating expenses consist of research and development expenses, selling and marketing expenses and general and administrative expenses. Each of these components of our operating expenses includes a portion of our total share-based compensation expenses, which are generally allocated according to the functions of those individuals who received share-based awards.

Research and Development Expenses. Research and development expenses consist primarily of costs associated with the design, development and testing of our products and technologies. Among other things, these costs include compensation and benefits for our research and development staff, rental for our office premises used for research and development activities, depreciation expenses related to equipment used in research and development activities, expenditures for purchases of supplies and other relevant costs. Compensation and benefits for our research and development staff accounted for the majority of our research and development expenses. Research and development expenses as a percentage of our net revenues were 21.2% and 28.9% in 2014 and 2015, respectively.

Selling and Marketing Expenses. Selling and marketing expenses consist primarily of compensation and benefits for our sales and marketing staff, expenses for promotional, advertising, travel and entertainment activities, marketing-related consulting fees, expenditures for purchases of supplies and amortization of intangible assets. Selling and marketing expenses as a percentage of our net revenues were 17.0% and 22.0% in 2014 and 2015, respectively.

General and Administrative Expenses. General and administrative expenses consist primarily of compensation and benefits for our general management, finance and administrative staff, professional advisory fees, depreciation and amortization with respect to equipment used for general corporate purposes, rental costs for our office premises used by general management, finance and administrative staff, and other expenses incurred in connection with general corporate purposes. General and administrative expenses as a percentage of our net revenues were 13.4% and 16.4% in 2014 and 2015, respectively.

Share-Based Compensation Expenses. We account for share-based compensation expenses based on the fair value of share option grants at the date of grant.

We adopted our 2005, 2008, 2010 and 2012 Stock Incentive Plans in February 2005, September 2007, November 2010 and May 2012, respectively, and options to purchase an aggregate of 4,033,250 ordinary shares have been granted and were outstanding under the plans as of March 31, 2016. We incurred share-based compensation expenses of US$2.3 million, US$1.7 million and US$0.1 million in 2013, 2014 and 2015, respectively. For additional information regarding our share-based compensation expenses, see Note 18 to our consolidated financial statements included elsewhere in this annual report.

The table below shows the allocation of share-based compensation charges to cost of revenues and our operating expense line items for the periods indicated:

	For the years ended December 31,
Share-Based Compensation Related to:	2013	2014	2015
	(in thousands of U.S. dollars)
Cost of revenues	US$ 41	US$ 12	US$ 3
Research and development expenses	380	98	49
Selling and marketing expenses	492	130	30
General and administrative expenses	1,358	1,459	36
Total	US$2,271	US$1,699	US$118

Income from Operations

Income from operations represents gross profit less operating expenses.

Non-operating Income/(Expenses)

Non-operating income/(expenses) includes interest income/(expense), gain from deemed disposal of an equity method investment and other income/(expense), each as presented in our consolidated statements of comprehensive income. Our interest income was US$1.9 million, US$1.3 million and US$1.1 million in 2013, 2014 and 2015, respectively. We had no interest expense these years. We recorded gain from deemed disposal of an equity method investment in Guangzhou Rujia of US$0.2 million in 2015. We also had other income of US$0.5 million, US$3.1 million and US$1.8 million in 2013, 2014 and 2015, respectively.

Critical Accounting Policies

We prepare our financial statements in conformity with U.S. GAAP, which requires us to make estimates and assumptions that affect our reporting of, among other things, assets and liabilities, contingent assets and liabilities and revenues and expenses. We continually evaluate these estimates and assumptions based on the most recently available information, our own historical experience and other factors that we believe to be relevant under the circumstances. Since our financial reporting process inherently relies on the use of estimates and assumptions, our actual results could differ from what we expect. This is especially true with some accounting policies that require higher degrees of judgment than others in their application. We consider the policies discussed below to be critical to an understanding of our consolidated financial statements because they involve the greatest reliance on our management’s judgment.

Revenue Recognition

We derive revenues primarily from two sources: (1) sales of products, including smart cards and other products sourced from third-party suppliers, such as surface-mounted device chips; and (2) provision of services, including head-end system integration services, head-end system development services, CA system terminal-end technology that generate licensing income and royalty income and other services .

For sales of our products, we recognize revenue when the products are delivered to and received by customers.

Our head-end integration services primarily involve provision of our head-end software, third-party hardware and software, related installation and integration services and PCS, including telephone support and bug-fixing. Our head-end system development services involve the development of customized digital television technology-related software applications. Head-end software offered by us includes CA systems head-end software, SMS software and EPG software.

For multielement arrangements of our head-end integration services, we allocate revenue to all deliverables based on their relative selling prices. In such circumstances, we use the following hierarchy to determine the selling price to be used for allocating revenue to deliverables: (i) vendor-specific objective evidence of fair value, or VSOE, (ii) third-party evidence of selling price, or TPE, and (iii) best estimate of selling price, or ESP. VSOE generally exists only when we sell the deliverable separately and is the price actually charged by us for that deliverable. ESPs reflect our best estimates of what the selling prices of elements would be if they were sold regularly on a stand-alone basis.

When we deliver the hardware and software to, and install and integrate them together for, our customers, our customers sign the preliminary acceptance. The final acceptance is typically signed six months to one year after the issuance of the preliminary acceptance if no major technical problems are discovered. Hardware, software, integration, and installation are considered delivered to customers when the preliminary acceptance is signed because only at that time customers are able to use the integrated system. Therefore, revenue for the head-end integration services, except PCS, is recognized when the installation and integration of software is completed, which is indicated by obtaining the preliminary acceptance from customers.

For a majority of the contracts, we offer one-year free PCS, including telephone support and bug-fixing. We defer the revenue for PCS and recognize it over the free PCS term.

With respect to our head-end system development services, we use the completed-contract method to recognize revenue when the software application development is finished and accepted by customers, as a system development arrangement requires significant production, modification, or customization of software and is generally completed within several weeks or months.

We receive licensing fees from set-top box manufacturers who license our CA systems terminal-end technology, and we are also entitled to receive royalties from them based on the quantity of set-top boxes manufactured under such licenses. Royalty income is recognized upon receipt of sales reports from the set-top box manufacturers and when payment is received, while licensing income is recognized upon the acceptance of certificates issued to the set-top box manufacturers by us.

We also receive other service revenue from third parties, mainly television network operators. The revenues mainly relate to the fees for services that we provide to television network operations that enable them to provide value-added services to their customers, such as video games and other applications. The revenues are recognized when the services are rendered.

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

In the evaluation of the goodwill for impairment, the Group may first assess qualitative factors to determine whether it is "more likely than not" that the fair value of a reporting unit is less than its carrying amount as a basis for determining whether it is necessary to perform the two-step goodwill impairment test. If it is more likely than not that the fair value of a reporting unit is less than its carrying amount, goodwill is then tested following a two-step process. The first step compares the fair value of each reporting unit with its carrying amount, including goodwill. If the fair value of each reporting unit exceeds its carrying amount, goodwill is not considered to be impaired and the second step will not be required. If the carrying amount of a reporting unit exceeds its fair value, the second step compares the implied fair value of goodwill with the carrying value of a reporting unit’s goodwill. The implied fair value of goodwill is determined in a manner similar to accounting for a business combination with the allocation of the assessed fair value determined in the first step to the assets and liabilities of the reporting unit. The excess of the fair value of the reporting unit over the amounts assigned to the assets and liabilities is the implied fair value of goodwill. An impairment loss is recognized for any excess in the carrying value of goodwill over the implied fair value of goodwill. The Group has determined to perform the annual impairment test on December 31 of each year. The Group did not incur any impairment loss on goodwill for the years ended December 31, 2013, 2014 or 2015.

Allowance for Doubtful Accounts

We perform ongoing credit evaluations of our customers and generally do not require collateral on accounts receivable. We maintain an allowance for doubtful accounts primarily based upon the aging analysis of the receivables and factors surrounding the credit risk of specific customers.

Consolidation of VIE

Historically, we had conducted substantially all of our business through our operating subsidiary, Super TV, and our VIE, N-S Digital TV, which was wholly owned by PRC citizens until the end of June 2014.

Following the establishment of N-S Digital TV, we designed the corporate structure such that Super TV was the primary beneficiary of N-S Digital TV. This was achieved as follows:

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

In order to achieve such purpose, we entered into a series of contractual agreements with N-S Digital TV and/or its nominee shareholders, including technical support and related services agreement, technology license agreement, technology development agreement, products and software purchase agreement, Equity Transfer Option Agreement, Business Operating Agreement, loan agreements, share pledge agreements and powers of attorney. Through these contractual arrangements, Super TV had the right to: (i) exercise 100% of the voting rights of N-S Digital TV’s shareholders and (ii) nominate the members of N-S Digital TV’s board of directors and senior management. As a result, Super TV had the power to direct the activities of N-S Digital TV that most significantly impact N-S Digital TV’s economic performance, including the power, pursuant to the articles of association of N-S Digital TV, to: (i) approve the operating strategy and investment plan of N-S Digital TV; (ii) elect the members of N-S Digital TV’s board of directors and approve their compensation; and (iii) review and approve N-S Digital TV’s annual budget and earnings distribution plan. In addition, Super TV had an exclusive and irrevocable option to purchase all of N-S Digital TV’s shareholders’ equity interests in N-S Digital TV at any time. We believe we had substantive kick-out rights pursuant to the terms of the Equity Transfer Option Agreement, and that the terms of the Equity Transfer Option Agreement were exercisable and legally enforceable under existing PRC laws, rules and regulations. As a result, we believe the rights of the shareholders of N-S Digital TV effectively accrued to us. Furthermore, the fees we received from N-S Digital TV under these contractual arrangements were determined by Super TV and may be adjusted by Super TV. For a description of these contractual arrangements, see "Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions."

We had evaluated the VIE structure and concluded that, through these contractual arrangements, we had the ability to effectively control N-S Digital TV and its subsidiaries as well as to receive substantially all the economic benefits of those entities. As a result, we were considered the primary beneficiary of N-S Digital TV, and N-S Digital TV and its subsidiaries were our variable interest entities under U.S. GAAP and we consolidated their financial results and assets and liabilities in our consolidated financial statements. As a result of a restructuring in June 2014, these contractual arrangements were terminated and N-S Digital TV became an indirectly wholly owned subsidiary of ours.

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

Inventories

Inventories are stated at the lower of cost or market value. Cost is determined using the weighted average method. Inventories are written down for obsolescence based upon estimates of future demand, technology developments, and market conditions.

Recently Issued Accounting Pronouncements Not Yet Adopted

See Note 2(cc) to our consolidated financial statements included elsewhere in this annual report for recently issued accounting standards that we believe may have implications on our consolidated financial statements for future periods.

Taxes and Incentives

Cayman Islands, British Virgin Islands and Hong Kong

Our company, as an exempted company incorporated in the Cayman Islands, and CDTV BVI, our wholly owned subsidiary incorporated in BVI, are not subject to any income or capital gains tax under the current laws of the Cayman Islands and BVI. Golden Benefit and CSM Holdings, our indirectly wholly owned subsidiaries incorporated in Hong Kong, were subject to 16.5% Hong Kong profits tax in 2013, 2014 and 2015 on their activities conducted in Hong Kong.

PRC

Our subsidiaries, our VIE and the subsidiaries of our VIE operating in the PRC are subject to PRC taxes as described below:

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

Each of N-S Digital TV and Super TV was entitled to income tax exemption during the three years from 2004 through 2006, and a 50% reduction of income tax during the subsequent three years from 2007 through 2009. In addition, under the 2008 EIT Law, "high-and-new technology enterprises strongly supported by the State" are entitled to a preferential tax rate of 15%. In December 2008, N-S Digital TV and Super TV successfully obtained their respective high-and-new technology enterprise certificates under the 2008 EIT Law and were therefore recognized as "high-and-new technology enterprises strongly supported by the State" and qualified for a preferential tax rate of 15% in each of 2008, 2009 and 2010. In October 2011 and again in October 2014, both N-S Digital TV and Super TV successfully renewed their high-and-new technology enterprise certificates and were qualified for a preferential tax rate of 15% from 2011 to 2016. In 2010, Super TV was designated as a "key software enterprise" by the relevant PRC government authorities and, as a result, qualified for a preferential tax rate of 10% for that year. In March 2013, Super TV’s reapplication for the "key software enterprise" designation for the year of 2011 and 2012 was approved by the relevant PRC government authorities. As a result, Super TV would qualify for the 10% preferential tax rate for 2011 and 2012 retroactively. In December 2013, Super TV continued to be designated as a "key software enterprise" and enjoyed the preferential tax rate of 10% in 2013 and 2014. In October 2014, Cyber Cloud also obtained its high-and-new technology enterprise certificate and qualified for a preferential tax rate of 15% for three years, from 2014 to 2016.

Each of N-S Media Investment, N-S Information Technology, Guangdong R&D, Joysee, Super Movie, Shibo Movie and Xinsi Yijia was subject to an enterprise income tax rate of 25% in each of 2013, 2014 and 2015. Dingyuan has been subject to the statutory tax rate of 25% since its establishment in 2013.

In addition, under the 2008 EIT Law, an enterprise established under the laws of a foreign country or region whose "de facto management body" is located within the PRC territory is considered a resident enterprise and will generally be subject to the enterprise income tax at the rate of 25% on its global income as well as PRC enterprise income tax reporting obligations. According to the Implementation Rules, "de facto management body" refers to a managing body that exercises, in substance, overall management and control over the production and business, personnel, accounting and assets of an enterprise. SAT Notice 82 provides for certain specific criteria for determining whether the "de facto management body" of a Chinese-controlled offshore enterprise is located in the PRC. In addition, SAT Bulletin 45, which became effective on September 1, 2011, provides guidance on the implementation of SAT Notice 82. SAT Bulletin 45 clarifies certain issues relating to: (i) the determination procedures of PRC resident enterprise status and (ii) tax registration and other related procedures for PRC resident enterprises. SAT Bulletin 45 also provides that if an offshore PRC resident enterprise presents a copy of the Chinese tax resident determination certificate issued by the competent tax authorities to a payer of PRC-sourced dividends, interest, royalties and other income, such payer shall not withhold income tax on these payments to the offshore PRC resident enterprise. We believe that we are not a PRC resident enterprise with reference to the criteria set forth in SAT Notice 82. However, if we were to be considered as a PRC resident enterprise, we would be subject to the enterprise income tax at the rate of 25% on our global income as well as PRC enterprise income tax reporting obligations. See "Item 3. Key Information—D. Risk Factors—Risks Relating to the People’s Republic of China—We may be subject to PRC income tax on our global income, or dividends we receive from our PRC subsidiary may be subject to PRC withholding tax, depending on whether we are recognized as a resident enterprise in the PRC." In addition, the 2008 EIT Law and the Implementation Rules provide that a withholding tax of 10% (which may be reduced by the relevant tax treaties between the PRC and other jurisdictions) will generally be applicable to dividends payable to non-resident enterprises, and, unlike the prior tax law, does not specifically exempt corporations that pay dividends from withholding all or part of such income tax when they pay dividends to their non-resident investors. To the extent we are not considered as a PRC resident enterprise or dividends paid from our PRC operating subsidiary are not deemed as "dividends among qualified PRC resident enterprises", the dividends our PRC subsidiary pays to us will be subject to this withholding tax. See "Item 3. Key Information—D. Risk Factors—Risks Relating to the People’s Republic of China—We may be subject to PRC income tax on our global income, or dividends we receive from our PRC subsidiary may be subject to PRC withholding tax, depending on whether we are recognized as a resident enterprise in the PRC." In addition, this withholding tax may also apply to dividends we pay to our non-PRC individual shareholders if we were to be considered as a PRC resident enterprise. See "Item 3. Key Information—D. Risk Factors—Risks Relating to the People’s Republic of China—Dividends payable by us to our non-PRC shareholders and ADS holders, and gains on the sales of our ordinary shares or ADSs, may be subject to withholding taxes under PRC tax laws, which may materially reduce the value of your investment."

Value-Added Tax and Business Tax. We are subject to value-added tax, or VAT, at the rate of 17% on the sales of our products. Pursuant to a PRC tax policy intended to encourage the development of software and integrated circuit industries and a notice jointly issued by the PRC Ministry of Finance and the SAT in October 2011, each of N-S Digital TV and Super TV is entitled to a refund of VAT paid at a rate of 14% (i.e., the excess of the effective VAT rate over 3%) of the sale value of some of our software products. The amount of VAT refund included in our total revenues was US$6.6 million, US$5.4 million and US$4.1 million in 2013, 2014 and 2015, respectively, accounting for 7.5%, 6.6% and 7.7%, respectively, of our total revenues in the corresponding periods. We include such refunds in the total revenues in our consolidated statements of comprehensive income included elsewhere in this annual report. The VAT refund benefits have been renewed for N-S Digital TV and Super TV from January 1, 2011.

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

Tax Arrangement between the PRC and Hong Kong

The Hong Kong government and the PRC government entered into the Arrangement for Avoidance of Double Taxation on Income and Prevention of Tax Evasion on August 21, 2006, which took effect on January 1, 2007 and April 1, 2007 in the PRC and Hong Kong, respectively. This arrangement provides certain tax incentives to use a Hong Kong company as an intermediate holding company for holding investments in the PRC. The withholding tax rate applicable to dividends received by a Hong Kong resident enterprise from its investments in the PRC is 5% compared with the 10% withholding tax rate applicable to dividends received by a company incorporated in a jurisdiction where there is no similar tax treaty or arrangement with the PRC, provided, among other things, that the Hong Kong resident enterprise owns at least 25% of the shareholding of the PRC company at all times within the 12-month period immediately preceding the distribution of dividends. In addition, a full tax exemption in the PRC is available on a capital gain derived by a Hong Kong resident enterprise from the disposal of its shares in a PRC company, provided that the Hong Kong resident enterprise owns less than 25% of the shareholding of the PRC company at all times within the 12-month period immediately preceding the distribution of dividends and the assets of the PRC company do not consist mainly of real property situated in the PRC.

The SAT issued SAT Notice 601 and SAT Announcement 30 on October 27, 2009 and June 29, 2012, respectively, both of which are applicable to the tax arrangements between the PRC and Hong Kong. Specifically, SAT Notice 601 provides that only enterprises with active operations can be recognized as "beneficial owners" under relevant tax treaties which are entitled to enjoy the corresponding tax benefits. It further provides that those enterprises that are established solely for the purposes of benefiting from favorable tax treatment under the relevant tax treaties should not be recognized as "beneficial owners" and therefore cannot enjoy favorable tax treatment. Furthermore, SAT Announcement 30 provides that a comprehensive analysis should be made when determining the "beneficial owner" status based on all the factors set out in SAT Notice 601. See "Item 3. Key Information—D. Risk Factors—Risks Relating to the People’s Republic of China—We may be subject to PRC income tax on our global income, or dividends we receive from our PRC subsidiary may be subject to PRC withholding tax, depending on whether we are recognized as a resident enterprise in the PRC."

Recent Acquisitions

See "Item 4. Information on the Company—A. History and Development of the Company—Our Investments and Acquisitions."

Results of Operations

The following table sets forth our condensed consolidated statements of operations by amount and as a percentage of our net revenues for the periods indicated:

	For the years ended December 31,
	2013		2014		2015
	Amount	% of Net Revenues	Amount	% of Net Revenues	Amount	% of Net Revenues
	(In thousands of U.S. dollars, except percentages)
Revenues:
Products	US$82,926	95.1%	US$73,520	90.2%	US$46,398	87.8%
Services	5,521	6.4	9,423	11.5	7,304	13.8
Total revenues	88,447	101.5	82,943	101.7	53,702	101.6
Business and related taxes	(1,283)	(1.5)	(1,410)	(1.7)	(838)	(1.6)
Net revenues	87,164	100.0	81,533	100.0	52,864	100.0
Cost of revenues:(1)
Products	17,009	19.5	13,845	17.0	9,123	17.3
Services	4,652	5.4	4,384	5.4	6,024	11.4
Total cost of revenues	21,661	24.9	18,229	22.4	15,147	28.7
Gross profit	65,503	75.1	63,304	77.6	37,717	71.3
Operating expenses:
Research and development expenses(1)	19,251	22.1	17,276	21.2	15,304	28.9
Selling and marketing expenses(1)	14,957	17.1	13,877	17.0	11,627	22.0
General and administrative expenses(1)	9,959	11.4	10,935	13.4	8,653	16.4
Total operating expenses	44,167	50.6	42,088	51.6	35,584	67.3
Income from operations	21,336	24.5	21,216	26.0	2,133	4.0
Non-operating income/(expenses)
Interest income	1,901	2.2	1,312	1.6	1,126	2.1
Gain from deemed disposal of an equity method investment	—	—	—	—	184	0.4
Other income	534	0.6	3,069	3.8	1,810	3.4
Income before income taxes	23,771	27.3	25,597	31.4	5,253	9.9
Income tax expense	727	0.9	6,373	7.8	4,578	8.6
Net income before loss from equity method investments	23,044	26.4	19,224	23.6	675	1.3
Loss from equity method investments, net of income taxes	(468)	(0.5)	(59)	(0.1)	(47)	(0.1)
Net income	22,576	25.9	19,165	23.5	628	1.2
Net loss attributable to noncontrolling interest	(1,832)	(2.1)	(1,725)	(2.1)	(900)	(1.7)
Net income attributable to holders of ordinary shares	US$24,408	28.0%	US$20,890	25.6%	US$1,528	2.9%

(1)	Share-based compensation charges incurred during the period related to:

	For the years ended December 31,
	2013		2014		2015
	Amount	% of Net Revenues	Amount	% of Net Revenues	Amount	% of Net Revenues
	(In thousands of U.S. dollars, except percentages)
Cost of revenues	US$ 41	0.0%	US$ 12	0.0%	US$ 3	0.0%
Research and development expenses	380	0.4	98	0.1	49	0.1
Selling and marketing expenses	492	0.6	130	0.2	30	0.1
General and administrative expenses	US$1,358	1.5%	US$1,459	1.8%	US$36	0.1%

Comparison of Years Ended December 31, 2015 and December 31, 2014

Revenues. The following table sets forth revenues by sources and the percentage of our total revenues for the periods indicated:

	For the years ended December 31,
	2014		2015
	Amount	% of Total Revenues	Amount	% of Total Revenues
	(In thousands of U.S. dollars, except percentages)
Products
Smart cards	US$67,108	80.9%	US$43,533	81.1%
Other products	6,412	7.7	2,865	5.3
Subtotal	73,520	88.6	46,398	86.4
Services
Head-end system integration	4,591	5.6	3,235	6.0
Head-end system development	1,566	1.9	2,419	4.5
Licensing income	2,516	3.0	725	1.3
Royalty income	585	0.7	518	1.0
Other services	165	0.2	407	0.8
Subtotal	9,423	11.4	7,304	13.6
Total revenues	US$82,943	100.0%	US$53,702	100.0%

Our total revenues decreased by 35.3% from US$82.9 million in 2014 to US$53.7 million in 2015, reflecting a decrease in revenues from the sales of smart cards caused by the general market decline of the mature CA business, as well as a decline in the average unit price, or ASP, of smart cards.

Revenues from the sales of our products decreased by 36.9% from US$73.5 million in 2014 to US$46.4 million in 2015, mainly due to a decline in shipment volumes of smart cards and a decline in the sales of surface-mounted device chips and Screen Cross.

Revenues from the sales of our services decreased by 22.5% from US$9.4 million in 2014 to US$7.3 million in 2015, primarily due to the decrease in revenues from licensing income and head-end system integration, which was partially offset by an increase in revenues from head-end system development.

Net Revenues. Our net revenues decreased by 35.2% from US$81.5 million in 2014 to US$52.9 million in 2015.

Cost of Revenues. The following table sets forth cost of revenues by sources of revenues by amount and as a percentage of net revenues for the periods indicated:

	Years ended December 31,
	2014		2015
	Amount	% of Net Revenues	Amount	% of Net Revenues
	(In thousands of U.S. dollars, except percentages)
Products	US$13,845	17.0%	US$ 9,123	17.3%
Services	4,384	5.4	6,024	11.4
Total cost of revenues	US$18,229	22.4%	US$15,147	28.7%

Cost of revenues decreased by 16.9% to US$15.1 million in 2015 from US$18.2 million in 2014, reflecting a decrease in cost of revenues relating to our products. Cost of revenues relating to our products decreased by 34.1% to US$9.1 million in 2015 from US$13.8 million in 2014, mainly due to a decline in cost of revenues from smart cards, which corresponds to decreased shipment volumes. Cost of revenues relating to our services increased by 37.4% to US$6.0 million in 2015 from US$4.4 million in 2014, mainly due to an increase in cost of revenues from head-end system integration.

Gross Profit and Gross Margin. Gross profit decreased by 40.4% from US$63.3 million in 2014 to US$37.7 million in 2015. Our gross margin decreased from 77.6% in 2014 to 71.3% in 2015, primarily due to a decrease in the gross margin of other products, which was attributable to the decline in sales of comparatively high-margin surface-mounted device chips and Screen Cross.

Operating Expenses. Our operating expenses decreased by 15.5% to US$35.6 million in 2015 from US$42.1 million in 2014. This reflected decreases in research and development expenses, selling and marketing expenses and general and administrative expenses. Operating expenses, as a percentage of net revenues, increased to 67.3% in 2015 from 51.6% in 2014.

Research and Development Expenses. Our research and development expenses decreased by 11.4% to US$15.3 million in 2015 from US$17.3 million in 2014. This was mainly due to a decrease in personnel related expenses resulting from lower headcount. Our research and development expenses, as a percentage of net revenues, increased to 28.9% in 2015 from 21.2% in 2014.

Selling and Marketing Expenses. Our selling and marketing expenses decreased by 16.2% to US$11.6 million in 2015 from US$13.9 million in 2014. This was primarily due to a decrease in marketing expenses. Our selling and marketing expenses, as a percentage of net revenues, increased to 22.0% in 2015 from 17.0% in 2014.

General and Administrative Expenses. Our general and administrative expenses decreased by 20.9% to US$8.7 million in 2015 from US$10.9 million in 2014, primarily due to a decrease in professional fees.

Income from Operations. As a result of the foregoing, our income from operations decreased by 89.9% to US$2.1 million in 2015 from US$21.2 million in 2014.

Non-Operating Income (Expenses). We had non-operating income of US$3.1 million in 2015 compared with US$4.4 million in 2014. Our non-operating income in 2015 primarily consisted of interest income of US$1.1 million, gain from deemed disposal of an equity method investment of US$0.2 million and other income of US$1.8 million. Our interest income decreased by 14.2% from US$1.3 million in 2014 to US$1.1 million in 2015, primarily due to a decrease in the average interest rate of our bank deposits. Our other income decreased from US$3.1 million in 2014 to US$1.8 million in 2015, primarily due to a decrease in government subsidy income.

Income Tax Expenses. Our income tax expenses decreased from US$6.4 million in 2014 to US$4.6 million in 2015. The decrease in our income tax expenses was primarily due to a decrease in taxable income.

Loss from Equity Method Investments, Net of Income Taxes. Our loss from equity method investments decreased from US$59 thousand in 2014 to US$47 thousand in 2015. Our loss from equity method investments in 2015 was mainly attributable to the share of loss from our equity investments in Qingda Yongxin and Sinoscreens, partially offset by the share of income from our equity method investment in Guangzhou Rujia.

Net Loss Attributable to Noncontrolling Interest. Net loss attributable to noncontrolling interest decreased from US$1.7 million in 2014 to US$0.9 million in 2015. Net loss attributable to noncontrolling interest represents the proportional share of net loss of our consolidated, but not wholly owned, subsidiaries that are attributable to the other shareholders of such subsidiaries. The change was primarily due to decrease in the loss of our majority-owned subsidiaries, in particular, Joysee and Cyber Cloud.

Net Income Attributable to Holders of Ordinary Shares. As a result of the foregoing, net income attributable to holders of ordinary shares decreased by 92.7% from US$20.9 million in 2014 to US$1.5 million in 2015. Our basic and diluted earnings per ordinary share in 2015 were US$0.03 and US$0.02, respectively.

Comparison of Years Ended December 31, 2014 and December 31, 2013

Revenues. The following table sets forth revenues by sources and the percentage of our total revenues for the periods indicated:

	For the years ended December 31,
	2013		2014
	Amount	% of Total Revenues	Amount	% of Total Revenues
	(In thousands of U.S. dollars, except percentages)
Products
Smart cards	US$78,256	88.5%	US$67,108	80.9%
Other products	4,670	5.3	6,412	7.7
Subtotal	82,926	93.8	73,520	88.6
Services
Head-end system integration	2,731	3.1	4,591	5.6
Head-end system development	1,103	1.2	1,566	1.9
Licensing income	1,098	1.2	2,516	3.0
Royalty income	512	0.6	585	0.7
Other services	77	0.1	165	0.2
Subtotal	5,521	6.2	9,423	11.4
Total revenues	US$88,447	100.0%	US$82,943	100.0%

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

Cost of Revenues. The following table sets forth cost of revenues by sources of revenues by amount and as a percentage of net revenues for the periods indicated:

	Years ended December 31,
	2013		2014
	Amount	% of Net Revenues	Amount	% of Net Revenues
	(In thousands of U.S. dollars, except percentages)
Products	US$17,009	19.5%	US$13,845	17.0%
Services	4,652	5.4	4,384	5.4
Total cost of revenues	US$21,661	24.9%	US$18,229	22.4%

Cost of revenues decreased by 15.8% to US$18.2 million in 2014 from US$21.7 million in 2013, reflecting a decrease in cost of revenues relating to both our products and services. Cost of revenues relating to our products decreased by 18.6% to US$13.8 million in 2014 from US$17.0 million in 2013, reflecting higher inventory write-downs with respect to surface-mounted chips and other products in 2013. Cost of revenues relating to our services decreased by 5.8% to US$4.4 million in 2014 from US$4.7 million in 2013, reflecting higher inventory write-downs with respect to video-on-demand in 2013.

Gross Profit and Gross Margin. Gross profit decreased by 3.4% from US$65.5 million in 2013 to US$63.3 million in 2014. Our gross margin increased from 75.1% in 2013 to 77.6% in 2014, primarily due to a decrease in cost of revenues, reflecting higher inventory write-downs with respect to surface-mounted chips, video-on-demand and other products in 2013.

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

Non-Operating Income (Expenses). We had non-operating income of US$4.4 million in 2014 compared with US$2.4 million in 2013. Our non-operating income in 2014 primarily consisted of interest income of US$1.3 million and other income of US$3.1 million. Our interest income decreased by 31.0% from US$1.9 million in 2013 to US$1.3 million in 2014, primarily due to a decrease in the average balance of our bank deposits. Our other income increased significantly from US$0.5 million in 2013 to US$3.1 million in 2014, primarily due to an increase in government subsidy income.

Income Tax Expenses. Our income tax expenses increased from US$0.7 million in 2013 to US$6.4 million in 2014. The increase in our income tax expenses was primarily due to the retroactive adjustment of income tax expenses in 2011 and 2012 from the income tax rate of 15% to 10% as a result of the completion of the renewal for the designation of "key software enterprise" for Super TV with respect to 2011 and 2012, which decreased the tax expenses significantly in 2013.

Loss from Equity Method Investments, Net of Income Taxes. Our loss from equity method investments decreased from US$0.5 million in 2013 to US$0.1 million in 2014. Our loss from equity method investments in 2014 was mainly attributable to the loss from our equity investment in Guangzhou Rujia and Qingda Yongxin.

Net Loss Attributable to Noncontrolling Interest. Net loss attributable to noncontrolling interest decreased from US$1.8 million in 2013 to US$1.7 million in 2014. Net loss attributable to noncontrolling interest represents the proportional share of net loss of our consolidated, but not wholly owned, subsidiaries that are attributable to the other shareholders of such subsidiaries. The change was primarily due to the loss of our majority-owned subsidiaries, in particular, Joysee and Cyber Cloud.

Net Income Attributable to Holders of Ordinary Shares. As a result of the foregoing, net income attributable to holders of ordinary shares decreased by 14.4% from US$24.4 million in 2013 to US$20.9 million in 2014. Our basic and diluted earnings per ordinary share in 2014 were US$0.35 and US$0.34, respectively.

B.	Liquidity and Capital Resources

Liquidity

	For the years ended December 31,
	2013	2014	2015
	(In thousands of U.S. dollars)
Cash and cash equivalents	US$ 79,085	US$ 62,042	US$70,138
Net cash provided by operating activities	24,504	12,210	7,468
Net cash (used in)/provided by investing activities	(870)	284	2,108
Net cash (used in)/provided by financing activities	US$ (76,884)	US$(26,712)	US$ 653

Operating Activities. Net cash provided by operating activities was US$7.5 million in 2015, which was primarily derived from our net income of US$0.6 million, adjusted to reflect the adding back of US$2.8 million increase in allowance for doubtful accounts, US$1.1 million increase in write down for inventory, US$0.6 million depreciation and amortization, and US$2.4 million increase in cash from working capital items.

Net cash provided by operating activities was US$12.2 million in 2014, which was primarily derived from our net income of US$19.2 million, adjusted to reflect the adding back of US$0.8 million increase in allowance for doubtful accounts, US$1.3 million increase in write down for inventory, US$0.9 million depreciation and amortization and US$1.7 million share-based compensation charges. Cash provided by operating activities in 2014 was partially offset by a decrease in cash from working capital items of US$11.7 million.

Net cash provided by operating activities was US$24.5 million in 2013, which was primarily derived from our net income of US$22.6 million, adjusted to reflect the adding back of US$2.8 million increase in write down for inventory, US$2.6 million increase in allowance for doubtful accounts, US$2.3 million share-based compensation charges and US$1.0 million depreciation and amortization. Cash provided by operating activities in 2013 was partially offset by a decrease in cash from working capital items of US$7.2 million.

Investing Activities. Net cash provided by investing activities was US$2.1 million in 2015, primarily consisting of US$2.8 million proceeds from disposal of property and equipment, which was partially offset by US$0.5 million cash outflow for equity method investment and US$ 0.2 million purchase of property and equipment.

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

Financing Activities. Net cash used in financing activities was US$0.7 million in 2015, primarily consisting of proceeds from stock option exercise.

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

Our subsidiaries and our variable interest entities in the PRC may, upon a resolution passed by their respective shareholders, convert the statutory surplus reserve into capital. The statutory reserve represents appropriations of retained earnings determined according to PRC law and may not be distributed. There were no appropriations to reserves other than to those of our subsidiaries and our VIE in the PRC during any of the periods presented. However, as a result of these laws, US$18.0 million and US$18.4 million of our retained earnings were not available for distribution as of December 31, 2014 and December 31, 2015, respectively.

As a holding company, our ability to pay dividends and other cash distributions to our shareholders depends in part upon dividends and other distributions paid to us by our PRC subsidiaries. As of December 31, 2015, the amount of cash held by our PRC subsidiaries was RMB388.6 million (or US$60.0 million), and the amount of cash held by entities outside the PRC was US$10.1 million There is a risk that any existing or future restrictions under the applicable PRC laws, rules or regulations on currency exchange may limit our ability to utilize the cash held by entities inside the PRC. See "Item 3. Key Information—D. Risk Factors—Risks Relating to the People’s Republic of China—Restrictions on currency exchange may limit our ability to effectively utilize our revenues as well as the ability of our PRC subsidiaries to obtain debt or equity financing from financial institutions or investors outside the PRC, including us" for more information.

Capital Expenditures

In 2013, 2014 and 2015, our capital expenditures totaled US$0.3 million, US$2.8 million and US$0.7 million, respectively. Our capital expenditures in 2015 were attributable to the purchase of computers and other electronic equipment and cash contribution to equity method investment.

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

See "Item 4. Information on the Company—B. Business Overview—Research and Development" for information relating to our research and development.

See "Item 4. Information on the Company—B. Business Overview—Intellectual Property" for information relating to our intellectual property.

D.	Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2013 to December 31, 2015 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial condition.

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

F.	Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations as of December 31, 2015:

	Contractual Obligations
	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years	Total
	(In thousands of U.S. dollars)
Operating lease obligations(1)	739	-	-	-	739
Purchase obligations	3,756	-	-	-	3,756
Total	4,495	-	-	-	4,495

(1)	Operating leases generally relate to the lease of our office premises.

Item 6.	Directors, Senior Management and Employees

A.	Directors and Senior Management

Our board of directors consists of six directors, including four independent directors. The following table sets forth certain information concerning our directors and executive officers as of April 22, 2016:

Name	Age	Position
Jianhua ZHU	46	Chief Executive Officer and Director
Zengxiang LU	45	Chairman
Jianyue PAN	48	Independent Director
Songzuo XIANG	51	Independent Director
Michael ELYAKIM	42	Independent Director
Huiqing CHEN	43	Chief Administrative Officer
Qian YUE	43	Acting Chief Financial Officer

Jianhua ZHU, one of our founders, resumed his role as chief executive officer in June 2015. He has been a board member since 2004. He was the chairman of our board of directors from 2004 to December 2006, and from November 2008 to June 2014, and chief executive officer of our company from December 2006 to June 2014. From 2001 until 2004, Mr. Zhu was general manager of N-T Information Engineering. From 1998 until 2001, he was deputy general manager of N-T Information Engineering. He has also been the supervisor of N-T Information Engineering since 2006. Mr. Zhu was the executive director of Guangdong R&D prior to April 2010. He worked at the China Technology Import and Export Corp. from 1994 until 1997. Mr. Zhu holds a bachelor's degree and a master's degree in precision instrumentation from Tsinghua University.

Zengxiang LU, one of our founders, has been a board member since 2004 and chairman of our board of directors since June 2014. He was chairman of our board of directors and our chief strategy officer from December 2006 until November 2008 and chief executive officer from 2004 until December 2006. Dr. Lu was the president of Guangdong R&D prior to April 2010 and was also a director from 2005 until 2007. Dr. Lu worked on the development of CA systems at Tsinghua Tongfang from 1999 to August 2001. He was deputy general manager of N-T Information Engineering from August 2001 until 2004, and has served on the board of N-T Information Engineering since 1998. Dr. Lu holds a bachelor's degree in automation and a doctorate degree in signal processing from Tsinghua University.

Jianyue PAN is the founding General Partner of SummitView Capital, a leading China-based investment fund focusing on semiconductor industry and Chairman of Tsinghua Entrepreneur and Executive Club. Since 1995, Mr. Pan had been in charge of Synopsys China. He witnessed and supported the development of China integrated circuit industry and the growth of Chinese Semiconductor Companies. During 2008 to 2015, Mr. Pan was the President of Asia-Pacific, Synopsys Inc., leading business as well as operations in the Asia-Pacific region comprised of several countries and regions including China, Taiwan, Korea, India, Singapore, and Australia. On behalf of Synopsys and SummitView Capital, Mr. Pan led the investments in Spreadtrum, Maxscend, GigaDevice, Silver Basis (002786), Nanova, State Micro (HK2239) and Tsino Dynatron, among others.  In 2015, Mr. Pan led the efforts to complete the privatization of ISSI, a NASDAQ-listed company. He also serves as a director of Fuzhou Rockchip Electronics Co., Ltd. Mr. Pan has a Bachelor’s and Master's degree of Engineering from Tsinghua University and an EMBA from China-Europe International Business School.

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

Michael ELYAKIM has been an independent director of our company since January 2014. Mr. Elyakim serves as the managing director for China investments at Aurec Capital Ltd., an Israel-based investment company, and is leading Aurec Capital’s investments and operations in China. He also serves as a director of Shanghai Lezare International Trading, an organic cosmetic retail chain in China, a director of Beauty Express, a cosmetic retail chain operated in Hong Kong and Macau, and a director of Suzhou Goldrich Organic Agricultural Limited, a China based agri-tech company focused on organic hydroponic vegetables. Prior to joining Aurec Capital Ltd., Mr. Elyakim co-founded and was the managing partner of CIG, an Israel-based initiative to develop healthcare services in China. He also acted as the mergers and acquisitions officer and director of the financial department for Scorpio BSG Ltd. Mr. Elyakim also held several senior positions in the investment banking sector in Israel and provided a variety of financial services. He holds a bachelor’s degree in law and a bachelor’s degree in economics from Tel-Aviv University and is a licensed Israeli lawyer.

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

At our annual general meeting held on December 30, 2015, our shareholders approved the re-election of Mr. Michael Elyakim as a Class II Director to serve on the board of directors for a further three-year term. Mr. Eric Zhe Xu resigned as an independent director, effective December 31, 2015.

There is no family relationship among any of our directors or executive officers. There is no shareholding qualification for directors.

B.	Compensation of Directors and Senior Officers

Our executive officers receive compensation in the form of salaries, annual bonuses and share options. Some of our current and former directors have received compensation in the form of share options. We do not provide any benefits to our non-executive directors upon retirement. In 2015, the aggregate cash compensation to our directors and executive officers was US$1.0 million.

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

We reserved a total of 4,444,440 ordinary shares for issuance under the 2005 Stock Incentive Plan, subject to any adjustments as contemplated by the plan. We granted share options to purchase 3,067,498, 47,918, 543,674, 620,212 and 53,280 ordinary shares pursuant to the 2005 Stock Incentive Plan on February 3, 2005, April 13, 2006, September 22, 2006, December 5, 2006 and October 5, 2008, respectively. On November 19, 2010, the number of ordinary shares reserved for issuance under the 2005 Stock Incentive Plan was cancelled to the extent the corresponding options had not been awarded as of that date. Options to purchase 211 ordinary shares remained outstanding as of March 31, 2016 under the 2005 Stock Incentive Plan.

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

We reserved a total of 1,200,000 ordinary shares for issuance under the 2008 Stock Incentive Plan, subject to any adjustments as contemplated by the plan. The plan also provides for an annual increase, beginning in 2009, in the number of ordinary shares that may be delivered pursuant to awards under the plan, totaling 2% of our issued and outstanding shares as of the first business day of the relevant calendar year. The maximum number of shares subject to awards that may be granted during any single calendar year is such number as equals 2% of our issued and outstanding shares as of the first business day of that calendar year. We granted share options to purchase 406,776, 357,548, 42,880 and 50,000 ordinary shares on October 5, 2008, June 2, 2009, February 10, 2010 and November 15, 2010, respectively. On November 19, 2010, the number of ordinary shares that had been reserved for issuance under the 2008 Stock Incentive Plan was cancelled to the extent the corresponding options had not been awarded as of that date. Options to purchase 490,022 ordinary shares remained outstanding as of March 31, 2016 under the 2008 Stock Incentive Plan.

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

We reserved a total of 3,600,000 ordinary shares for issuance under the 2010 Stock Incentive Plan, subject to adjustments as contemplated by the plan. We granted share options to purchase 1,000,000, 1,600,000, 700,000 and 300,000 ordinary shares on November 19, 2010, May 16, 2011, September 30, 2011 and November 19, 2011, respectively. Options to purchase 2,827,324 ordinary shares remained outstanding as of March 31, 2016 under the 2010 Stock Incentive Plan.

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

We reserved a total of 1,200,000 ordinary shares for issuance under the 2012 Stock Incentive Plan, subject to adjustments as contemplated by the plan. We granted share options to purchase 1,200,000 ordinary shares on January 8, 2013. Options to purchase 715,693 ordinary shares remained outstanding as of March 31, 2016 under the 2012 Stock Incentive Plan.

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

The following table sets forth information on share options that have been granted and were outstanding as of March 31, 2016 pursuant to the 2005, 2008, 2010 and 2012 Stock Incentive Plans:

	Number of Ordinary Shares Underlying Outstanding Options		Exercise Price per Ordinary Share**	Date of Grant	Date of Expiration
Directors and Executive Officers
Zengxiang LU	1,150,000		US$1.54	May 16, 2011	May 15, 2021
			US$0.68	January 8, 2013	January 7, 2023
Jianhua ZHU	1,150,000		US$1.54	November 19, 2010	November 18, 2020
			US$0.68	January 8, 2013	January 7, 2023
Huiqing CHEN			US$2.53	October 5, 2008	October 4, 2018
		*	US$3.73	June 2, 2009	June 1, 2019
			US$1.54	September 30, 2011	September 29, 2021
			US$0.68	January 8, 2013	January 7, 2023
Qian YUE		*	US$1.54	May 16, 2011	May 15, 2021
			US$0.68	January 8, 2013	January 1, 2023
Other Grantees
Other grantees as a group (comprising 91 individuals)	1,428,009		—	—	—

*	The number of ordinary shares underlying the outstanding options held by each of the officers represents less than 1% of our ordinary shares.

**	The exercise price per Ordinary Share has reflected the impact of the exercise price modifications in December 2010, June 2011, November 2012 and April 2014, respectively.

C.	Board Practices

General

The functions and powers of our board of directors include, among others:

•	convening shareholders’ annual general meetings and reporting its work to shareholders at such meetings;

•	implementing shareholders’ resolutions;

•	determining our business plans and investment proposals;

•	declaring dividends and distributions;

•	exercising the borrowing powers of our company and mortgaging the property of our company;

•	approving the transfer of shares of our company, including the registering of such shares in our share register; and

•	exercising any other powers conferred by the shareholders’ meetings or under our Second Amended and Restated Memorandum and Articles of Association.

Terms of Directors

Our Second Amended and Restated Memorandum and Articles of Association provide for three classes of directors, each with three-year terms. The term of the Class I directors, who are Dr. Zengxiang Lu and Jianhua Zhu, will expire upon the annual general meeting of shareholders to be held in 2017; the term of the Class II director, who is Michael Elyakim, will expire upon the annual general meeting of shareholders to be held in 2018; and the term of the Class III directors, who are Jianyue Pan, and Songzuo Xiang , will expire upon the annual general meeting of shareholders to be held in 2016.

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

Our audit committee currently consists of Songzuo Xiang and Jianyue Pan, and has a formal written charter that sets forth its duties and powers. Our board has determined that each of Songzuo Xiang and Jianyue Pan qualifies as an "independent" director under the rules of the SEC and the NYSE. Our board also has determined that Songzuo Xiang qualifies as an audit committee financial expert within the meaning of the rules of the SEC. Our audit committee meets at least once each quarter.

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

See "Item 4. Information on the Company—B. Business Overview—Employees."

E.	Share Ownership

Under the Exchange Act Rule 13d-3, a person is deemed to be a "beneficial owner" of a security if that person has or shares "voting power," which includes the power to vote or to direct the voting of such security, or "investment power," which includes the power to dispose of or to direct the disposition of such security. A person is also deemed to be the beneficial owner of any securities of which that person has a right to acquire beneficial ownership within 60 days. Under these rules, more than one person may be deemed a beneficial owner of securities as to which such person has no economic interest.

The following table sets forth certain information with respect to the directors, officers and each of the persons known to us who own beneficially 5% or more of our ordinary shares as of March 31, 2016 unless otherwise indicated. The number of ordinary shares outstanding in calculating the percentages for each listed person includes the ordinary shares underlying share options held by such person. The percentage of beneficial ownership of each listed person is based on 60,187,220 ordinary shares outstanding (excluding the 3,935,872 ordinary shares that were issued and held for the Company’s account in preparation for exercise of share options by option holders under our employee stock incentive plans), as well as the ordinary shares underlying share options exercisable by such person within 60 days of March 31, 2016.

	Shares beneficially owned
	Number	Percent
Directors and Executive Officers
Zengxiang LU(1)	10,701,102	17.45%
Jianhua ZHU(2)	10,501,102	17.12%
Jianyue PAN	*	*
Michael ELYAKIM	*	*
Songzuo XIANG	—	—
Qian YUE(3)	**	**
Huiqing CHEN(4)	**	**
Directors and executive officers as a group(5)	22,195,233	36.21%
Principal Shareholders
Aurec Capital (6)	3,797,940	6.31%

*	Beneficially owns less than 1% of our ordinary shares.

**	Upon exercise of all share options exercisable within 60 days of March 31, 2016, would beneficially own less than 1% of our ordinary shares.

(1)	Represents: (i) the 9,273,393 ordinary shares and 200,000 ADSs held by Polar Light Group Limited, which is wholly owned by Dr. Zengxiang Lu; (ii) the 155,418 ordinary shares held by China Cast Investment Holdings Limited, or China Cast; and (iii) the 1,150,000 ordinary shares issuable upon exercise of options held by Dr. Lu that are exercisable within 60 days of March 31, 2016. Dr. Lu, together with Jianhua Zhu, exercises investment and voting powers over the shares held by China Cast. Dr. Lu owns 50% of the equity interest of China Cast and disclaims beneficial ownership of those shares held by China Cast except to the extent of his pecuniary interest therein.

(2)	Represents: (i) the 9,273,393 ordinary shares held by Smart Live Group Limited, which is wholly owned by Jianhua Zhu; (ii) the 155,418 ordinary shares held by China Cast; and (iii) the 1,150,000 ordinary shares issuable upon exercise of options held by Mr. Zhu that are exercisable within 60 days of March 31, 2016. Mr. Zhu, together with Dr. Zengxiang Lu, exercises investment and voting powers over the shares held by China Cast. Mr. Zhu owns 50% of the equity interest of China Cast and disclaims beneficial ownership of those shares held by China Cast except to the extent of his pecuniary interest therein.

(3)	Represents the sum of ADSs owned by Ms. Yue and ordinary shares issuable upon exercise of options held by Ms. Yue.

(4)	Represents the sum of ordinary shares owned by Ms. Chen and ordinary shares issuable upon exercise of options held by Ms. Chen.

(5)	Represents 100% of the 155,418 ordinary shares held by China Cast (Dr. Zengxiang Lu and Jianhua Zhu jointly exercise investment and voting powers over the shares held by China Cast), ordinary shares and ADSs held by Dr. Lu (other than those ordinary shares held through China Cast), Mr. Zhu (other than those ordinary shares held through China Cast), Ms. Yue, Ms. Chen, Mr. Pan and Mr. Elyakim and ordinary shares issuable upon exercise of options held by Dr. Lu, Mr. Zhu, Ms.Yue, and Ms. Chen.

(6)	Represents the sum of ADSs owned by Aurec Capital Limited, which is owned by Shmuel Meitar.

Item 7.	Major Shareholders and Related Party Transactions

A.	Major Shareholders

Please refer to "Item 6. Directors, Senior Management and Employees—E. Share Ownership" in this annual report.

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

For information regarding our shares held or beneficially owned by persons in the United States, see "Item 9. The Offer and Listing—A. Offering and Listing Details—Market and Share Price Information" in this annual report.

B.	Related Party Transactions

Super TV and N-S Digital TV Arrangements

We operated our business in the PRC through N-S Digital TV, a PRC company that was previously owned by PRC citizens and became a wholly owned subsidiary of our company in June 2014. We did not own any equity interest in N-S Digital TV before it became our subsidiary in June 2014. Through Super TV, our indirectly wholly owned subsidiary in the PRC, we had entered into a series of contractual arrangements with N-S Digital TV and its shareholders, including contracts relating to transfer of assets, supply of smart cards and related software products, provision of equipment and technical support and related services, technology development and licenses, and certain shareholder rights and corporate governance matters. These contractual agreements were terminated with effect from June 20, 2014.

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

"The price at which N-S Digital TV sells the technology products developed by Super TV multiplied by a set percentage multiplied by the quantity of the products sold."

The set percentage is determined by Super TV. The term of the agreement is ten years, which may not be terminated prior to its termination date without Super TV’s written consent. The term of this agreement will be automatically renewed for an additional ten years upon its termination date, unless written notice has been given by Super TV.

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

On the same date, Super TV and the nominee shareholders of N-S Digital TV, namely Tianxing Wang, Lei Zhang, Shizhou Shen and Wenjun Wang, entered into a share transfer agreement, pursuant to which the nominee shareholders of N-S Digital TV transferred the 100% equity interest in N-S Digital TV to Super TV for a consideration of RMB150 million. Pursuant to the share transfer agreement, the nominee shareholders shall promptly de-register the share pledge agreements entered into between each of Tianxing Wang, Lei Zhang, Shizhou Shen and Wenjun Wang with Super TV, and facilitate the transfer of the equity interest in N-S Digital TV. As a result, N-S Digital TV became a wholly owned subsidiary of Super TV.

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

Holders of registrable securities also have "piggyback" registration rights, which may require us to register all or any part of the registrable securities then held by such holders when we register any of our ordinary shares.

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

Interest Payment Agreement

Pursuant to an agreement, dated November 30, 2006, between Super TV and N-S Digital TV, N-S Digital TV agreed to pay interest at a rate equal to commercial banks’ lending rate for one-year loans on the payments payable by N-S Digital TV to Super TV for the purchases of products from Super TV. Interest payable will start to accrue from the first day of the month following the confirmation of the corresponding sales until the actual payment. No interest was accrued as of December 31, 2015 under this agreement.

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

See "Item 18. Financial Statements."

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

In April 2014, our board of directors declared a special cash dividend of US$0.50 per ordinary share. The dividend was paid in May 2014.

In April 2016, our board of directors declared a special cash dividend of US$0.20 per ordinary share. The dividend is expected to be paid after we receive regulatory approval from the State Administration of Foreign Exchange to expatriate funds from our PRC subsidiary. See "Item 3. Key Information—D. Risk Factors—Risks Relating to the People’s Republic of China—Restrictions on currency exchange may limit our ability to effectively utilize our revenues as well as the ability of our PRC subsidiaries to obtain debt or equity financing from financial institutions or investors outside the PRC, including us."

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

We may rely on our operating subsidiary, Super TV, for our cash needs, including the funds necessary to pay dividends to our shareholders. The payment of dividends by Super TV is subject to limitations. See "Item 3. Key Information—D. Risk Factors—Risks Relating to the People’s Republic of China—We may rely on dividends and other distributions on equity paid by our operating subsidiary to fund cash and financing requirements, and limitations on the ability of our operating subsidiary to pay dividends to us could materially restrict our ability to conduct our business."

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

There have been no significant changes since December 31, 2015, the date of the annual financial statements in this annual report.

Item 9.	The Offer and Listing

A.	Offering and Listing Details

Market and Share Price Information

Our ADSs, each representing one ordinary share, have been listed on the NYSE since October 5, 2007. Our ADSs trade under the symbol "STV." The NYSE is the principal trading market for our ADSs, which are not listed on any other exchanges in or outside of the United States.

The high and low closing prices of our ADSs on the NYSE since listing are as follows:

	Price per ADS (US$)
	High	Low
Yearly:
2009	11.31	5.83
2010	9.21	5.30
2011	7.42	3.17
2012	4.35	1.68
2013	2.27	1.36
2014	4.94	1.81
2015	5.08	1.50
Quarterly:
First Quarter, 2014	3.69	1.81
Second Quarter, 2014	4.79	2.61
Third Quarter, 2014	4.94	3.24
Fourth Quarter, 2014	4.66	3.00
First Quarter, 2015	3.87	2.90
Second Quarter, 2015	5.08	3.74
Third Quarter, 2015	4.12	1.95
Fourth Quarter, 2015	2.34	1.50
First Quarter, 2016	1.72	1.40
Monthly:
October 2015	2.27	1.82
November 2015	2.34	1.54
December 2015	1.98	1.50
January 2016	1.65	1.42
February 2016	1.56	1.40
March 2016	1.72	1.50
April 2016 (through April 15)	1.73	1.57

As of March 31, 2016, a total of 39,706,910 ADSs were outstanding, excluding the 3,935,872 ADSs that were held for our account in preparation for exercise of share options by option holders under our employee stock incentive plans. As of March 31, 2016, 39,706,910 ordinary shares were registered in the name of Deutsche Bank Trust Company Americas, the depositary under the deposit agreement, excluding 3,935,872 ordinary shares that were issued and held for our account in preparation for exercise of share options by option holders under our employee stock incentive plans.

B.	Plan of Distribution

Not Applicable.

C.	Markets

Our ADSs, each representing one ordinary share, have been listed on the NYSE since October 5, 2007 under the symbol "STV."

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

The Cayman Islands currently have no exchange control restrictions. See also "Item 4. Information on the Company—B. Business Overview—Regulation—Foreign Currency Exchange" and "Item 4. Information on the Company—B. Business Overview—Regulation—Regulation of Foreign Exchange in Certain Onshore and Offshore Transactions" for information on foreign currency exchange in the PRC.

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

United States Federal Income Taxation

This section describes the material United States federal income tax consequences of owning ADSs. It applies to you only if you are a U.S. holder, as defined below, and you hold your ADSs as capital assets for United States federal income tax purposes. This section does not apply to you if you are a member of a special class of holders subject to special rules, including:

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

U.S. holders are urged to consult their tax advisors about the application of the United States federal tax rules to their particular circumstances as well as the state, local and non-United States tax consequences to them of the purchase, ownership and disposition of our ADSs or ordinary shares.

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

You are a U.S. holder if you are a beneficial owner of ADSs for United States federal income tax purposes and you are:

•	An individual that is a citizen or resident of the United States;

•	a corporation (or other entity taxable as a corporation for United States federal income tax purposes) organized under the laws of the United States, any State or the District of Columbia;

•	an estate whose income is subject to United States federal income tax regardless of its source; or

•	a trust if a United States court can exercise primary supervision over the trust’s administration and one or more United States persons are authorized to control all substantial decisions of the trust.

In general, and taking into account the earlier assumptions, for United States federal income tax purposes, if you hold ADRs evidencing ADSs, you will be treated as the owner of the shares represented by those ADRs. Exchanges of shares for ADRs, and ADRs for shares, generally will not be subject to United States federal income tax. Unless noted otherwise, the United States federal income tax treatment of holding shares is generally the same as that of holding ADSs that represent such shares.

Taxation of Dividends

Under the United States federal income tax laws, and subject to the PFIC rules discussed below, the gross amount of any dividend we pay out of our current or accumulated earnings and profits (as determined for United States federal income tax purposes) is subject to United States federal income taxation. Because we do not intend to determine our earnings and profits on the basis of United States federal income tax principles, any distribution paid by us with respect to our ADSs is generally expected to be reported as a "dividend" for United States federal income tax purposes. If you are a non-corporate U.S. holder, including an individual, dividends that constitute qualified dividend income will be taxable to you at the preferential rates applicable to long-term capital gains provided that you hold the ADSs for more than 60 days during the 121-day period beginning 60 days before the ex-dividend date and meet other holding period requirements and certain other requirements are met. Dividends we pay with respect to the ADSs generally will be qualified dividend income provided that, in the year that you receive the dividend, the ADSs are readily tradable on an established securities market in the United States and we are not treated as a PFIC in the year the dividend is paid or the prior taxable year with respect to you. The NYSE, where our ADSs, but not our ordinary shares, trade should qualify as an established securities market in the United States for this purpose.

You must include any foreign tax withheld from the dividend payment in this gross amount even though you do not in fact receive it. The dividend is taxable to you when the depositary receives the dividend, actually or constructively. The dividend will not be eligible for the dividends-received deduction generally allowed to U.S. holders that are United States corporations in respect of dividends received from other United States corporations.

Subject to certain limitations, in the event that PRC tax is withheld and paid over to the PRC with regard to the dividend payments, the PRC tax may in certain circumstances be creditable or deductible against your United States federal income tax liability. See "Item 3. Key Information—D. Risk Factors—Risks Relating to the People’s Republic of China—Dividends payable by us to our non-PRC shareholders and ADS holders, and gains on the sales of our ordinary shares or ADSs, may be subject to withholding taxes under PRC tax laws, which may materially reduce the value of your investment." Special rules apply in determining the foreign tax credit limitation with respect to dividends that are subject to the preferential tax rates. To the extent a refund of the tax withheld is available under PRC law, the amount of tax withheld that is refundable will not be creditable against your United States federal income tax liability. The rules governing foreign tax credits are complex and, therefore, U.S. holders should consult their tax advisors regarding the availability of a foreign tax credit or deduction in respect thereof in such U.S. holders’ particular circumstances.

Dividends will generally be treated as income from sources outside the United States, and, depending on your circumstances, will be either "passive" or "general" category income for purposes of computing the foreign tax credit allowable to you.

You should consult your own tax advisor regarding how to account for dividends paid in a currency other than the U.S. dollar.

Taxation of Capital Gains

Subject to the PFIC rules discussed below, a U.S. holder will recognize taxable gain or loss on any sale, exchange or other taxable disposition of an ADS equal to the difference between the U.S. dollar value of the amount realized for the ADS and the U.S. holder’s U.S. dollar tax basis in the ADS. The gain or loss will be capital gain or loss. A non-corporate U.S. holder, including an individual U.S. holder, who has held the ADSs for more than one year will be eligible for reduced capital gains tax rates. The deductibility of capital losses is subject to limitations. Any such gain or loss that a U.S. holder recognizes will generally be treated as United States source income (or loss, in the case of losses, subject to certain limitations).

Any gain or loss that you recognize on a disposition of our ADSs generally will be treated as United States source income or loss for foreign tax credit limitation purposes. In the event that any gain from the disposition of our ADSs is subject to PRC withholding tax, a U.S. holder that is eligible for the benefits of the income tax treaty between the United States and the PRC may be able to elect to treat the gain as PRC source income for foreign tax credit purposes. U.S. holders should consult their tax advisors regarding their eligibility for benefits under the income tax treaty between the United States and the PRC and their ability to credit any PRC tax withheld in respect of a sale of our ADSs or Class A ordinary shares against their United States federal income tax liability.

U.S. holders should consult their tax advisors regarding how to account for amounts received in a currency other than the U.S. dollar.

PFIC Rules

Based on analyses of our income and the value of our assets, we believe we were not a PFIC for the taxable year ended December 31, 2015. However, we believe that we have been treated as a PFIC in prior taxable years before the taxable year ended December 31, 2014. The conclusion as to our PFIC status is a factual determination that is made annually and thus we may or may not be a PFIC for the taxable year ending December 31, 2016 or subsequent taxable years. In addition, because PFIC status is determined based on complex rules that may not be entirely clear, and based on the value of assets that cannot in certain circumstances be known for certain, no guarantee regarding our PFIC status can be made for any particular year. To the extent that we hold a significant amount of cash or other passive assets in the future, as a general matter, it is more likely that we would be treated as a PFIC in such future taxable years. You will generally be treated as holding stock of a PFIC in the first taxable year of your holding period in which we became a PFIC and subsequent taxable years even if we cease to satisfy the tests to be classified as a PFIC in subsequent taxable years, unless you make certain elections.

In general, we will be a PFIC if for any taxable year in which you held our ADSs:

•	at least 75% of our gross income for the taxable year is passive income; or

•	at least 50% of the value, determined on the basis of a quarterly average, of our assets is attributable to assets that produce or are held for the production of passive income.

Passive income generally includes dividends, interest, royalties, rents (other than certain rents and royalties derived in the active conduct of a trade or business), annuities and gains from assets that produce passive income. In general, if a foreign corporation owns at least 25% by value of the stock of another corporation, the foreign corporation is treated for purposes of the PFIC tests as owning its proportionate share of the assets of the other corporation, and as receiving directly its proportionate share of the other corporation’s income.

Although we do not believe that we were a PFIC for the taxable year ended December 31, 2015, because we believe that we likely were classified as a PFIC for prior years before the taxable year ended December 31, 2014, you will generally be subject to the special PFIC tax rules if you held our ADSs in a taxable year while we were treated as a PFIC with respect to you. In addition, if you made a mark-to-market election with respect to our ADS, such election will continue to be in effect even in years in which we are not treated as a PFIC although you may not have mark-to-market gain or loss inclusions in such years, as described below.

If we are a PFIC with respect to a U.S. holder for any taxable years during which a U.S. holder holds our ADSs and any of our subsidiaries (including any entities treated as being owned by us for United States federal income tax purposes) is also a PFIC, such U.S. holder would be treated as owning a proportionate amount (by value) of the shares of each such subsidiary classified as a PFIC) for purposes of the application of these rules.

If we are treated as a PFIC, and you are a U.S. holder that did not make a mark-to-market election, you will be subject to special rules with respect to:

•	any gain you realize on the sale or other disposition of your ADSs; and

•	any excess distribution that we make to you (generally, any distributions to you during a single taxable year that are greater than 125% of the average annual distributions received by you in respect of the ADSs during the three preceding taxable years or, if shorter, your holding period for the ADSs).

Under these rules:

•	the gain or excess distribution (collectively, an "excess distribution") will be allocated ratably over your holding period for the ADSs;

•	the amount allocated to the taxable year in which you realized excess distribution will be taxed as ordinary income;

•	the amount allocated to each prior year generally will be taxed at the highest tax rate in effect for that year; and

•	the interest charge generally applicable to underpayments of tax will be imposed in respect of the tax attributable to each such year.

Moreover, your ADSs will be treated as stock in a PFIC if we were a PFIC at any time during your holding period in your ADSs, even if we are not currently a PFIC, unless certain elections are made.

The adverse tax consequences mentioned above may be mitigated if a U.S. holder is eligible and does elect to annually mark-to-market the ADSs. If a U.S. holder makes a mark-to-market election, such holder will generally include as ordinary income the excess, if any, of the fair market value of the ADSs at the end of each taxable year over their adjusted basis, and will be permitted an ordinary loss in respect of the excess, if any, of the adjusted basis of the ADSs over their fair market value at the end of the taxable year (but only to the extent of the net amount of income previously included in income as a result of the mark-to-market election). Any gain recognized on the sale or other disposition of the ADSs will be treated as ordinary income. The mark-to-market election is available only for "marketable stock," which is stock that is traded in other than de minimis quantities on at least 15 days during each calendar quarter on a qualified exchange or other market, as defined in the applicable Treasury regulations. Our ADSs, but not our ordinary shares, are listed on the NYSE and therefore our ADSs should qualify as "marketable stock" for this purpose.

A U.S. holder’s adjusted tax basis in the ADSs will be increased by the amount of any income inclusion and decreased by the amount of any deductions under the mark-to-market rules. If a U.S. holder makes a mark-to-market election it will be effective for the taxable year for which the election is made and all subsequent taxable years unless the ADSs are no longer regularly traded on a qualified exchange or the IRS consents to the revocation of the election. U.S. holders are urged to consult their tax advisors about the availability of the mark-to-market election, and whether making the election would be advisable in their particular circumstances. It should be noted that the stock of any of our subsidiaries that were, or are, PFICs would generally not be eligible for the mark-to-market election. Because a mark-to-market election cannot be made for any lower-tier PFICs, a U.S. holder will likely continue to be subject to the PFIC rules with respect to such U.S. holder’s indirect interest in any subsidiaries held by us that are treated as an equity interest in a PFIC for United States federal income tax purposes.

If we are or were a PFIC for any taxable year during which you hold or held our ADSs, unless you make or have made a timely mark-to-market election (as described above), we will continue to be treated as a PFIC with respect to you for all subsequent years during which you hold the ADSs, unless we have ceased to be classified as a PFIC under the tests described above and you make a "deemed sale" election. If you make a deemed sale election, you will be deemed to have sold your ADSs at their fair market value on the last day of the last taxable year in which we qualified as a PFIC and any gain from such deemed sale would be subject to the excess distribution rules described above. After the deemed sale election, so long as we do not become a PFIC in a subsequent taxable year, your ADSs with respect to which a deemed sale election was made will not be treated as equity interests in a PFIC. However, as discussed above, we may be treated as a PFIC in future taxable years, in which case you would be subject to the excess distribution rules discussed above with respect to such future taxable years, unless a mark-to-market election, as discussed above, is made.

In certain circumstances, a U.S. holder of stock in a PFIC may avoid the adverse tax and interest charge regime applicable to excess distributions described above by making a "qualified electing fund" election. U.S holders of our ADSs are not expected to be able to make this election.

If you own ADSs during any year that we are a PFIC with respect to you, you generally must file Internal Revenue Service Form 8621 with your U.S. federal income tax return. You should discuss this filing requirement with your tax advisor.

You should consult your own tax advisor regarding the application of the PFIC rules to your ownership and disposition of the ADSs or shares, the effect of our not being treated as a PFIC for the taxable year ended December 31, 2015 and the availability, application and consequences of the elections discussed above.

Information Reporting and Backup Withholding

Dividend payments with respect to ADSs and proceeds from the sale, exchange or redemption of ADSs may be subject to information reporting to the Internal Revenue Service and possible United States backup withholding. Backup withholding will not apply, however, to a U.S. holder who furnishes a correct taxpayer identification number and makes any other required certifications or who is otherwise exempt from backup withholding, and demonstrates such exemption when requested. U.S. holders can generally avoid being subject to backup withholding by providing a properly completed Internal Revenue Service form W-9. U.S. holders should consult their tax advisors regarding the application of the United States information reporting and backup withholding rules. Backup withholding is not an additional tax. Amounts withheld as backup withholding generally are allowed as a credit against your United States federal income tax liability, and you may be entitled to obtain a refund of any excess amounts withheld under the backup withholding rules if you file an appropriate claim for refund with the IRS and furnish any required information in a timely manner. U.S. holders should consult their tax advisors regarding the application of the information reporting and backup withholding rules.

Individual U.S. holders, and certain entities, that own "specified foreign financial assets" with an aggregate value in excess of $50,000 are generally required to file an information statement along with their tax returns, currently on Internal Revenue Service Form 8938, with respect to such assets. "Specified foreign financial assets" generally include financial accounts held at non-U.S. financial institutions, as well as securities issued by a non-U.S. issuer (which would include our ADSs) that are not held in accounts maintained by certain financial institutions. Higher reporting thresholds apply, including to certain individuals living abroad and to certain married individuals. Regulations have been issued extending this reporting requirement to certain entities that are treated as formed or availed of to hold direct or indirect interests in specified foreign financial assets. U.S. holders who fail to report the required information could be subject to substantial penalties. U.S. holders should consult their own tax advisors concerning the application of these rules to their investment in our ADSs in their particular circumstances.

U.S. holders of ADSs should consult their own tax advisors regarding the application of the U.S. federal income tax laws to their particular situations as well as any tax consequences resulting from purchasing, holding or disposing of our ADSs, including the applicability and effect of the tax laws of any state, local or non-U.S. jurisdiction.

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

Interest Rate Risk

As of December 31, 2015, we had no short-term or long-term borrowings. Our exposure to market risk for changes in interest rates relates primarily to the interest income generated by our cash deposits with the banks. We have not used any derivative financial instruments in our investment portfolio. Interest earning instruments carry a degree of interest rate risk. We have not been exposed, nor do we anticipate being exposed, to material risks due to changes in interest rates. However, our future interest income may fall short of expectations due to changes in interest rates. In addition, we may borrow loans in the future and changes in interest rates may affect our finance cost.

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

Fluctuations in exchange rates may affect our costs, profit margins and net income. For example, in 2015, a significant portion of our revenues were denominated in Renminbi and approximately 26.2% of our cost of revenues was denominated in U.S. dollars. In 2015, fluctuations in the exchange rates between the Renminbi and U.S. dollar and other foreign currencies resulted in an increase in our net income of approximately US$0.4 million.

Fluctuations in exchange rates may also affect our balance sheet. For example, to the extent that we need to convert U.S. dollars received in our initial public offering into the Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount that we receive from the conversion. Conversely, if we decide to convert our Renminbi into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs or for other business purposes, appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amount available to us. Considering the amount of our cash and cash equivalents as of December 31, 2015, a 1.0% appreciation of the Renminbi against the U.S. dollar will result in an estimated increase of approximately US$0.6 million in our total amount of cash and cash equivalents, and a 1.0% appreciation of the U.S. dollar against the Renminbi will result in a decrease of approximately US$0.6 million in our total cash and cash equivalents.

See also "Item 3. Key Information—D. Risk Factors—Risks Relating to the People’s Public of China—Fluctuations in exchange rates could result in foreign currency exchange losses."

In April and May 2011, we entered into foreign currency forward contracts to facilitate the payment of a special cash dividend declared in November 2010, in an effort to reduce our exposure to foreign currency exchange risk. These foreign currency forward contracts expired in the second quarter of 2012.

Inflation

In recent years, inflation has not had a material impact on our results of operations. According to the National Bureau of Statistics of China, the change in the Consumer Price Index in the PRC was 2.6% , 2.0% and 1.4% in 2013, 2014 and 2015, respectively. Although we have not been materially affected by inflation since our inception, we cannot assure you that we will not be affected in the future by higher rates of inflation in the PRC.

Item 12.	Description of Securities Other than Equity Securities

A.	Debt Securities

Not Applicable.

B.	Warrants and Rights

Not Applicable.

C.	Other Securities

Not Applicable.

D.	American Depositary Shares

Fees and Charges for Holders of American Depositary Receipts

Our American Depositary Receipt, or ADR, facility is maintained by Deutsche Bank Trust Company Americas, or DBTCA, pursuant to a deposit agreement dated as of October 11, 2007, or the Deposit Agreement, by and among us, DBTCA, and holders and beneficial owners of ADSs evidenced by ADRs issued thereunder. We use the term "holder" in this discussion to refer to the person in whose name an ADR is registered.

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

Payment Made by DBTCA to Our Company

For the year ended December 31, 2015, DBTCA reimbursed us US$0.6 million for contributions towards our investor relations activities and other miscellaneous expenses related to the listing of our ADSs on the NYSE. In addition, DBTCA paid an aggregate of US$56,677 on our behalf for organizing our annual general shareholders’ meeting for the year 2015.

PART II

Item 13.	Defaults, Dividend Arrearages and Delinquencies

None.

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds

Material Modifications to the Rights of Security Holders

See "Item 10. Additional Information" for a description of the rights of securities holders, which remain unchanged.

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

As required by Section 404 of the Sarbanes-Oxley Act and related rules as promulgated by the SEC, our management, with the participation of our chief executive officer and chief financial officer, assessed the effectiveness of the internal control over financial reporting as of December 31, 2015 using criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Based on this evaluation, we have concluded that our internal control over financial reporting was effective as of December 31, 2015.

Remediation of Prior Year Material Weakness

We had previously disclosed in our annual report on Form 20-F for the fiscal year ended December 31, 2014 that we and our former independent registered public accounting firm identified the following control deficiencies that constitute material weakness: material weakness related to inadequate design and operating ineffectiveness of controls over a complex transaction.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis.

We have taken measures to address the material weakness, including designing and implementing more robust financial reporting and management controls for complex and extraordinary transactions. As of December 31, 2015, we had concluded that the material weakness described in our annual report on Form 20-F for the fiscal year ended December 31, 2014 had been remediated.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders

China Digital TV Holding Co., Ltd.:

We have audited China Digital TV Holding Co., Ltd.’s internal control over financial reporting as of December 31, 2015, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). China Digital TV Holding Co., Ltd.’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on China Digital TV Holding Co., Ltd.’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, China Digital TV Holding Co., Ltd. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2015, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheet of China Digital TV Holding Co., Ltd. and subsidiaries as of December 31, 2015, and the related consolidated statements of comprehensive loss, changes in equity, and cash flows for the year ended December 31, 2015, and our report dated April 22, 2016 expressed an unqualified opinion on those consolidated financial statements.

/s/ KPMG Huazhen LLP

Beijing, China
April 22, 2016

Changes in Internal Control Over Financial Reporting

Other than the implementation and refinement of the controls necessary to remediate the previous year's material weakness, there were no significant changes in our internal control over financial reporting identified in connection with the evaluation required by paragraph (d) of 17 CFR 240.13a-15 or 240.15d-15 that occurred during the period covered by this annual report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 16.

Item16A.          Audit Committee Financial Expert

Our board has determined that Mr. Songzuo Xiang, who is one of our independent directors under the applicable rules of the SEC and the NYSE, is an audit committee financial expert within the meaning of the rules of the SEC. Our board appointed Mr. Songzuo Xiang as an audit committee member, effective from December 30, 2009. See "Item 6. Directors, Senior Management and Employees."

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

Item 16C.          Principal Accountant Fees and Services

Deloitte Touche Tohmatsu Certified Public Accountants LLP had served as our independent registered public accounting firm for the fiscal year ended December 31, 2014; KPMG Huazhen LLP, or KPMG, has served as our independent registered public accounting firm for the fiscal year ended December 31, 2015. The current auditor is appointed by our board of directors and will hold office until our board of directors appoints another auditor.

Audit Fees

The aggregate fees billed in each of 2014 and 2015 for professional services rendered by our principal accountant for the audit of our annual financial statements or services that are normally provided by the accountant in connection with statutory or regulatory filings or engagements were US$1.2 million and US$1.0 million, respectively.

Audit-Related Fees

The aggregate fees billed in each of 2014 and 2015 for assurance and related services rendered by our principal accountant that are reasonably related to the performance of the audit or review of our financial statements and are not reported under the caption "Audit Fees" above were nil and nil, respectively.

Tax Fees

The aggregate fees billed in each of 2014 and 2015 for professional services relating to tax compliance, tax advice and tax planning rendered by our principal accountant were US$0.03 million and nil, respectively.

All Other Fees

The aggregate fees billed in each of 2014 and 2015 for products and services provided by our principal accountant, other than the services reported above under the captions "Audit Fees," "Audit-Related Fees" and "Tax Fees," were US$0.02 million and nil, respectively.

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

Not Applicable.

Item 16E.          Purchases of Equity Securities by the Issuer and Affiliated Purchasers

None.

Item 16F.          Change in Registrant’s Certifying Accountant

Dismissal of Independent Registered Public Accounting Firm

On May 28, 2015, we dismissed Deloitte Touche Tohmatsu Certified Public Accountants LLP, or DTT, as our independent registered public accounting firm. On May 28, 2015, we engaged KPMG Huazhen LLP as our new independent registered public accounting firm.

The reports of DTT on our financial statements for each of the two fiscal years ended December 31, 2014 and 2013 did not contain an adverse opinion or a disclaimer of opinion, nor were they qualified or modified as to uncertainty, audit scope or accounting principles. In connection with the audits of our financial statements for the fiscal years ended December 31, 2014 and 2013, and in the subsequent interim period through May 28, 2015, there were no "disagreements" (as that term is defined in Item 304(a)(1)(iv) of Regulation S-K) with DTT on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures, any of which, if not resolved to the satisfaction of DTT, would have caused DTT to make reference to the matter in its report.

There was a "reportable event" (as that term is defined in Item 304(a)(1)(v) of Regulation S-K) during the fiscal year ended December 31, 2014, related to material weakness in our internal control over financial reporting disclosed in our annual report on Form 20-F for the fiscal year ended December 31, 2014, or the 2014 Annual Report. As disclosed in the 2014 Annual Report, we identified a material weakness as of December 31, 2014, which related to inadequate design and operating ineffectiveness of controls over a complex transaction. Specifically, the risk assessment, accounting analysis and maintenance of proper documentation by management of a proposed transaction involving the proposed transfers of businesses and equity interests in consolidated subsidiaries were not sufficient to ensure the proposed transaction is properly accounted for and disclosed in conformity with generally accepted accounting principles in the United States of America. Because of the material weakness, management concluded that the Company did not maintain effective internal control over financial reporting as of December 31, 2014 based on criteria in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Accordingly, the report of DTT on our internal control over financial reporting as of December 31, 2014, which was included in the 2014 Annual Report, contained an adverse opinion thereon. Our audit committee and board of directors have discussed the material weakness in our internal control over financial reporting with DTT and have authorized DTT to respond fully to the inquiries of KPMG concerning such material weakness.

During the fiscal year ended December 31, 2015, there were no other transactions or events similar to that which involved the reportable event. During the fiscal year ended December 31, 2013, there was no reportable event.

We have requested that DTT furnish us with a letter addressed to the United States Securities and Exchange Commission stating whether it agrees with the statements contained herein. A copy of DTT's letter, dated April 22, 2016, is filed as Exhibit 16.1 to this Form 20-F.

Engagement of New Independent Registered Public Accounting Firm

As set forth above, on May 28, 2015, our audit committee and board of directors engaged KPMG Huazhen LLP as our independent registered public accounting firm for the fiscal year ending December 31, 2015. During the fiscal years ended December 31, 2014 and 2013 and through May 28, 2015, neither the Company, nor anyone on its behalf, had consulted KPMG with respect to (i) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on our financial statements, and neither a written report was provided to us nor oral advice was provided to us that KPMG concluded was an important factor considered by us in reaching a decision as to the accounting, auditing or financial reporting issue; or (ii) any matter that was either the subject of a disagreement (as defined in Item 304(a)(1)(iv) of Regulation S-K and the related instructions) or a reportable event (as described in Item 304(a)(1)(v) of Regulation S-K).

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

We have elected to follow our home country practice in lieu of the NYSE corporate governance requirements that a listed company have an audit committee that has a minimum of three members as well as a compensation committee. We currently only have two members on our audit committee. We also currently do not have a compensation committee but have Songzuo Xiang, one of our independent directors, assists the board in reviewing the compensation related matters of our Company. For a description of the significant ways in which our corporate governance practices differ from those required by Section 303A of the NYSE Listed Company Manual, please refer to "Item 6. Directors, Senior Management and Employees—C. Board Practices."

Item 16H.         Mine Safety Disclosure

Not Applicable.

PART III

Item 17.          Financial Statements

We have elected to provide financial statements and related information specified in Item 18.

Item 18.          Financial Statements

See "Index to Consolidated Financial Statements" for a list of all financial statements filed as part of this annual report.

Item 19.          Exhibits

Number	Description of Exhibit

1.1(1)	Second Amended and Restated Memorandum and Articles of Association of China Digital TV Holding Co., Ltd.

2.1(1)	Specimen of Share Certificate.

2.2(1)	Form of Deposit Agreement, including form of American Depositary Receipts.

2.3(1)	First Amended and Restated Shareholders Agreement of China Digital TV Holding Co., Ltd., dated September 13, 2007, among Novel-Tongfang Information Engineering Co., Ltd., Beijing Novel-Tongfang Digital TV Technology Co., Ltd., China Digital TV Technology Co., Ltd., China Capital Investment Holdings Limited, China Cast Investment Holdings Limited, SB Asia Infrastructure Fund L.P., Capital International Private Equity Fund IV, L.P., CGPE IV, L.P. and certain other shareholders.

4.1(1)	Asset Transfer Agreement, dated June 7, 2004, between Beijing Novel-Tongfang Digital TV Technology Co., Ltd. and Novel-Tongfang Information Engineering Co., Ltd.

4.2(1)	Equity Transfer Agreement, dated June 7, 2004, between Beijing Novel-Tongfang Digital TV Technology Co., Ltd. and Novel-Tongfang Information Engineering Co., Ltd. and related (i) Equity Entrustment Agreement, dated September 10, 2004, and (ii) Equity Purchase Entrustment Agreement, dated April 1, 2004, both between the same parties.

4.3(1)	Asset Purchase Agreement, dated June 8, 2004, between Beijing Novel-Tongfang Digital TV Technology Co., Ltd. and Beijing Super TV Co., Ltd.

4.4(1)	Equity Transfer Agreement, dated August 4, 2006, between Novel-Tongfang Information Engineering Co., Ltd. and Beijing Novel-Tongfang Digital TV Technology Co., Ltd. and related Equity Transfer Agreement, dated March 15, 2007, among Novel-Tongfang Information Engineering Co., Ltd., Beijing Novel-Tongfang Digital TV Technology Co., Ltd. and Panasonic Corporation of China.

4.5(1)	Asset Transfer Agreement, dated August 5, 2006, between Novel-Tongfang Information Engineering Co., Ltd. and Beijing Novel-Tongfang Digital TV Technology Co., Ltd. and the Supplemental Agreement thereto, dated April 6, 2007.

4.6(1)	Trademark Licensing Agreement entered into in March 2007 between Beijing Novel-Tongfang Information Engineering Co., Ltd. and Beijing Novel-Tongfang Digital TV Technology Co., Ltd.

4.7(1)	Equipment Leasing Agreement, dated June 7, 2004, between Beijing Novel-Tongfang Digital TV Technology Co., Ltd. and Beijing Super TV Co., Ltd.

4.8(1)	Technical Support and Related Service Agreement, dated June 7, 2004, between Beijing Novel-Tongfang Digital TV Technology Co., Ltd. and Beijing Super TV Co., Ltd.

4.9(1)	Technology License Agreement, dated June 7, 2004, between Beijing Novel-Tongfang Digital TV Technology Co., Ltd. and Beijing Super TV Co., Ltd.

4.10(1)	Technology Development Agreement, dated June 7, 2004, between Beijing Novel-Tongfang Digital TV Technology Co., Ltd. and Beijing Super TV Co., Ltd.

4.11(1)	Products and Software Purchase Agreement, dated June 7, 2004, between Beijing Novel-Tongfang Digital TV Technology Co., Ltd. and Beijing Super TV Co., Ltd.

4.12(3)	Letter of Consent, dated April 30, 2009, issued by Beijing Super TV Co., Ltd. to Beijing Novel-Super Digital TV Technology Co., Ltd.

4.13(3)	Equity Transfer Agreement, dated June 20, 2008 between Wei Gao and Junming Wu for Beijing Novel-Super Digital TV Technology Co., Ltd.

4.14(3)	Equity Transfer Agreement, dated November 24, 2008, between Novel-Tongfang Information Engineering Co., Ltd. and Shizhou Shen for Beijing Novel-Super Digital TV Technology Co., Ltd.

4.15(3)	Equity Transfer Agreement, dated November 24, 2008, between Novel-Tongfang Information Engineering Co., Ltd. and Lei Zhang for Beijing Novel-Super Digital TV Technology Co., Ltd.

4.16	Equity Transfer Option Agreement, dated June 7, 2004, among Beijing Super TV Co., Ltd., Novel-Tongfang Information Engineering Co., Ltd. and Li Yang(1); the Supplemental Agreement thereto, dated September 1, 2005, among Beijing Super TV Co., Ltd., Novel-Tongfang Information Engineering Co., Ltd., Li Yang and Beijing Novel-Tongfang Digital TV Technology Co., Ltd.(1); the No. 2 Supplemental Agreement thereto, dated August 18, 2007, among Beijing Super TV Co., Ltd., Novel-Tongfang Information Engineering Co., Ltd., Li Yang, Beijing Novel-Tongfang Digital TV Technology Co., Ltd. and Wei Gao(1); the No. 3 Supplemental Agreement thereto, dated June 20, 2008, among Beijing Super TV Co., Ltd., Beijing Novel-Super Digital TV Technology Co., Ltd., Novel-Tongfang Information Engineering Co., Ltd., Wei Gao and Junming Wu(3); the No. 4 Supplemental Agreement thereto, dated November 24, 2008, among Beijing Super TV Co., Ltd., Beijing Novel-Super Digital TV Technology Co., Ltd., Novel-Tongfang Information Engineering Co., Ltd., Junming Wu, Lei Zhang and Shizhou Shen(3); and the No. 5 Supplemental Agreement thereto, dated July 11, 2011, among Beijing Super TV Co., Ltd., Beijing Novel-Super Digital TV Technology Co., Ltd., Junming Wu, Lei Zhang, Shizhou Shen, Wenjun Wang and Tianxing Wang(6).

4.17(1)	Share Pledge Agreement, dated September 1, 2005, between Novel-Tongfang Information Engineering Co., Ltd. and Beijing Super TV Co., Ltd.

4.18(3)	Termination Agreement of Share Pledge, dated November 24, 2008, between Beijing Super TV Co., Ltd. and Novel-Tongfang Information Engineering Co., Ltd.

4.19	Share Pledge Agreement, dated September 1, 2005, between Li Yang and Beijing Super TV Co., Ltd.(1); the Supplemental Agreement thereto, dated August 18, 2007, among Li Yang, Beijing Super TV Co., Ltd. and Wei Gao(1); the No. 2 Supplemental Agreement thereto, dated June 20, 2008, among Beijing Super TV Co., Ltd., Wei Gao and Junming Wu(3); and the Share Pledge Termination Agreement, dated July 11, 2011 between Beijing Super TV Co., Ltd. and Junming Wu(6).

4.20(3)	Share Pledge Agreement, dated November 24, 2008, between Shizhou Shen and Beijing Super TV Co., Ltd.

4.21(3)	Share Pledge Agreement, dated November 24, 2008, between Lei Zhang and Beijing Super TV Co., Ltd.

4.22	Business Operating Agreement, dated September 1, 2005, among Beijing Super TV Co., Ltd., Novel-Tongfang Information Engineering Co., Ltd., Li Yang and Beijing Novel-Tongfang Digital TV Technology Co., Ltd.(1); the Supplemental Agreement thereto, dated August 18, 2007, among Beijing Super TV Co., Ltd., Novel-Tongfang Information Engineering Co., Ltd., Li Yang, Beijing Novel-Tongfang Digital TV Technology Co., Ltd. and Wei Gao(1); the No. 2 Supplemental Agreement thereto, dated June 20, 2008, among Beijing Super TV Co., Ltd., Beijing Novel-Super Digital TV Technology Co., Ltd., Novel-Tongfang Information Engineering Co., Ltd., Wei Gao and Junming Wu(3); the No. 3 Supplemental Agreement thereto, dated November 24, 2008, among Beijing Super TV Co., Ltd., Beijing Novel-Super Digital TV Technology Co., Ltd., Novel-Tongfang Information Engineering Co., Ltd., Junming Wu, Lei Zhang and Shizhou Shen(3); and the No. 4 Supplemental Agreement thereto, dated July 11, 2011, among Beijing Super TV Co., Ltd., Beijing Novel-Super Digital TV Technology Co., Ltd., Junming Wu, Lei Zhang, Shizhou Shen, Wenjun Wang and Tianxing Wang(6).

4.23(1)	Power of Attorney, dated September 1, 2005, of Novel-Tongfang Information Engineering Co., Ltd.

4.24(1)	Power of Attorney, dated August 18, 2007, of Wei Gao.

4.25(3)	Power of Attorney, dated June 20, 2008, of Junming Wu.

4.26(3)	Power of Attorney, dated November 24, 2008, of Shizhou Shen.

4.27(3)	Power of Attorney, dated November 24, 2008, of Lei Zhang.

4.28(1)	Entrusted Loan Agreement, dated August 23, 2004, among Beijing Super TV Co., Ltd., Beijing Novel-Tongfang Digital TV Technology Co., Ltd. and Bank of Beijing, Shangdi Branch.

4.29(1)	Entrusted Loan Agreement, dated July 13, 2004, among Beijing Super TV Co., Ltd., Novel-Tongfang Information Engineering Co., Ltd. and Bank of Beijing, Shangdi Branch.

4.30(1)	Entrusted Loan Agreement, dated August 25, 2005, among Beijing Super TV Co., Ltd., Novel-Tongfang Information Engineering Co., Ltd. and Bank of Beijing, Shangdi Branch.

4.31(1)	Loan Agreement, dated April 4, 2007, between Beijing Super TV Co., Ltd. and Novel-Tongfang Information Engineering Co., Ltd. and the related Entrusted Loan Agreement, dated April 12, 2007, among Beijing Super TV Co., Ltd., Novel-Tongfang Information Engineering Co., Ltd. and Bank of Beijing, Shangdi Branch.

4.32(3)	Loan Agreement, dated November 24, 2008, between Shizhou Shen and Beijing Super TV Co., Ltd.

4.33(3)	Loan Agreement, dated November 24, 2008, between Lei Zhang and Beijing Super TV Co., Ltd.

4.34(1)	Service Agreement, dated April 2, 2007, between Novel-Tongfang Information Engineering Co., Ltd. and Beijing Novel-Tongfang Digital TV Technology Co., Ltd.

4.35(1)	Interest Payment Agreement, dated November 30, 2006, between Beijing Novel-Tongfang Digital TV Technology Co., Ltd. and Beijing Super TV Co., Ltd.

4.36(1)	Form of Property Lease Agreement.

4.37(1)	Fixed Assets Transfer Agreement, dated March 28, 2007, between Beijing Novel-Tongfang Digital TV Technology Co., Ltd. and Beijing Super TV Co., Ltd.

4.38(1)	Form of Employment Agreement and related Form of Agreement on Confidentiality and Intellectual Property.

4.39(1)	Form of Non-Disclosure, Non-Competition, Commitment and Proprietary Information Agreement.

4.40(1)	Form of Indemnification Agreement for Directors.

4.41(1)	Amended and Restated 2005 Stock Incentive Plan of China Digital TV Holding Co., Ltd. and form of share option agreement.

4.42††(1)	Cooperation Agreement, dated January 5, 2007, between Beijing Novel-Tongfang Digital TV Technology Co., Ltd. and Jiangsu Qingda Science and Technology Industries Co., Ltd.

4.43(1)	Cooperation Agreement, dated July 18, 2007, between Beijing Novel-Tongfang Digital TV Technology Co., Ltd. and China Electronics Smart Card Co., Ltd.

4.44(1)	2008 Stock Incentive Plan of China Digital TV Holding Co., Ltd.

4.45(2)	Agreement for Equity Transfer of Beijing Novel-Super Digital TV Technology Co., Ltd., dated December 2007, between China Digital TV Technology Co., Ltd. and Golden Benefit Technology Co., Ltd.

4.46(3)	Intellectual Property Transfer Agreement, dated August 13, 2008, between Novel-Tongfang Information Engineering Co., Ltd. and Beijing Super TV Co., Ltd.

4.47(3)	Equity Transfer Agreement, dated October 5, 2008, between Beijing Super TV Co., Ltd. and Beijing Novel-Super Digital TV Technology Co., Ltd.

4.48(3)	Framework Agreement for Purchase of Computer Chips, dated December 12, 2008, between Beijing Super TV Co., Ltd. and Beijing Novel-Super Digital TV Technology Co., Ltd.

4.49(4)	Framework Agreement for Sale of Software Products, dated July 14, 2009, between Beijing Super TV Co., Ltd. and Beijing Novel-Super Digital TV Technology Co., Ltd.

4.50(4)	Equity Transfer Agreement, dated February 26, 2010, between Beijing Novel-Super Digital TV Technology Co., Ltd. and Beijing Shi Xun Hu Lian Technology Co., Ltd.

4.51(5)	Shareholders’ Agreement, dated December 1, 2010, between Beijing Super TV Co., Ltd. and Beijing Yuewu Yuntian Software Technology Ltd.

4.52(5)	Shareholders’ Agreement, dated April 29, 2011, between Beijing Super TV Co., Ltd. and Beijing Ying Zhi Cheng Technology Co., Ltd.

4.53(5)	2010 Stock Incentive Plan of China Digital TV Holding Co., Ltd.

4.54(6)	Loan Agreement, dated July 11, 2011, between Lei Zhang and Beijing Super TV Co., Ltd.

4.55(6)	Loan Agreement, dated July 11, 2011, between Tianxing Wang and Beijing Super TV Co., Ltd.

4.56(6)	Loan Agreement, dated July 11, 2011, between Wenjun Wang and Beijing Super TV Co., Ltd.

4.57(6)	Capital Increase and Equity Transfer Agreement, dated July 11, 2011, between Junming Wu, Lei Zhang, Shizhou Shen, Wenjun Wang, Tianxing Wang and Beijing Novel-Super Digital TV Technology Co., Ltd.

4.58(6)	Power of Attorney, dated July 11, 2011, of Lei Zhang.

4.59(6)	Power of Attorney, dated July 11, 2011, of Shizhou Shen.

4.60(6)	Power of Attorney, dated July 11, 2011, of Tianxing Wang.

4.61(6)	Power of Attorney, dated July 11, 2011, of Wenjun Wang.

4.62(6)	Share Pledge Agreement, dated July 11, 2011, between Lei Zhang and Beijing Super TV Co., Ltd.

4.63(6)	Share Pledge Agreement, dated July 11, 2011, between Shizhou Shen and Beijing Super TV Co., Ltd.

4.64(6)	Share Pledge Agreement, dated July 11, 2011, between Tianxing Wang and Beijing Super TV Co., Ltd.

4.65(6)	Share Pledge Agreement, dated July 11, 2011, between Wenjun Wang and Beijing Super TV Co., Ltd.

4.66(6)	Written Undertaking, dated November 22, 2011, among Beijing Super TV Co., Ltd., Beijing Novel-Super Digital TV Technology Co., Ltd., Lei Zhang, Shizhou Shen, Wenjun Wang and Tianxing Wang.

4.67(6)	Power of Attorney, dated January 16, 2012, of Lei Zhang.

4.68(6)	Power of Attorney, dated January 16, 2012, of Shizhou Shen.

4.69(6)	Power of Attorney, dated January 16, 2012, of Tianxing Wang.

4.70(6)	Power of Attorney, dated January 16, 2012, of Wenjun Wang.

4.71(6)	Share Pledge Agreement, dated January 16, 2012, between Lei Zhang and Beijing Super TV Co., Ltd.

4.72(6)	Share Pledge Agreement, dated January 16, 2012, between Shizhou Shen and Beijing Super TV Co., Ltd.

4.73(6)	Share Pledge Agreement, dated January 16, 2012, between Tianxing Wang and Beijing Super TV Co., Ltd.

4.74(6)	Share Pledge Agreement, dated January 16, 2012, between Wenjun Wang and Beijing Super TV Co., Ltd.

4.75(6)	Supplemental Agreement to Loan Agreements, dated January 16, 2012, among Beijing Super TV Co., Ltd., Lei Zhang, Shizhou Shen, Wenjun Wang and Tianxing Wang.

4.76(6)	Supplemental Agreement, dated February 9, 2012, among Beijing Super TV Co., Ltd., Beijing Novel-Super Digital TV Technology Co., Ltd., Lei Zhang, Shizhou Shen, Wenjun Wang and Tianxing Wang.

4.77(6)	Cooperation Termination Agreement, dated November 9, 2011, between Dongguan SuperTV Video Info Co., Ltd. and the Dongguan branch of the Guangdong Broadcasting TV Network Co., Ltd.

4.78(6)	Capital Increase Agreement, dated May 24, 2011, among Beijing Super TV Co., Ltd., Beijing Novel-Super Digital TV Technology Co., Ltd., Ying Zhi Cheng Technology Co., Ltd. and Beijing Joysee Technology Co., Ltd.

4.79(6)	First Amendment to First Amended and Restated Shareholders Agreement of China Digital TV Holding Co., Ltd., dated June 14, 2011, among China Digital TV Technology Co., Ltd., Beijing Novel-Super Digital TV Technology Co., Ltd., China Cast Investment Holdings Limited, SB Asia Infrastructure Fund L.P., Capital International Private Equity Fund IV, L.P., CGPE IV, L.P. and certain other shareholders.

4.80(7)	China Digital TV Holding Co., Ltd. 2012 Stock Incentive Plan.

4.81(7)	Second Supplemental Agreement to Loan Agreement, dated April 12, 2013, between Beijing Super TV Co., Ltd. and Tianxing Wang.

4.82(8)	Share Transfer Agreement, dated April 30, 2014, among Beijing Yuewu Yuntian Software Technology Ltd., Beijing Holch Capital Investment Center, Beijing Cyber Cloud Co., Ltd. and Beijing Xinsi Yijia Technology Co., Ltd.

4.83(8)	Share Transfer Agreement, dated April 30, 2014, among Beijing Super TV Co., Ltd., China Super Media Holdings Limited, Beijing Yuewu Yuntian Software Technology Ltd., Beijing Holch Capital Investment Center and Beijing Cyber Cloud Co., Ltd.

4.84(8)	Termination Agreement of Existing Contractual Agreements, dated June 20, 2014, among Beijing Super TV Co., Ltd., Beijing Novel-Super Digital TV Technology Co., Ltd., Lei Zhang, Tianxing Wang, Wenjun Wang and Shizhou Shen.

4.85(8)	Termination Agreement of Existing Contractual Agreements, dated April 14, 2015, among Beijing Super TV Co., Ltd. and Beijing Novel-Super Digital TV Technology Co., Ltd.

4.86(8)	Share Transfer Agreement, dated June 20, 2014, among Lei Zhang, Tianxing Wang, Wenjun Wang, Shizhou Shen and Beijing Super TV Co., Ltd.

4.87(9)	Framework Agreement, dated June 13, 2014, among China Digital TV Holding Co., Ltd., Golden Benefit Technology Limited and Cinda Investment Co., Ltd.

4.88(9)	Framework Agreement Amendment, dated October 9, 2014, among China Digital TV Holding Co., Ltd., Golden Benefit Technology Limited and Cinda Investment Co., Ltd.

4.89(9)	Share Transfer Agreement, dated October 9, 2014, among China Digital TV Holding Co., Ltd., China Digital TV Technology Co., Ltd., Golden Benefit Technology Limited, Cinda Investment Co., Ltd. and Shanghai Tongda Venture Capital Co., Ltd.

4.90(8)	Supplementary Share Transfer Agreement, dated October 27, 2014, among China Digital TV Holding Co., Ltd., China Digital TV Technology Co., Ltd., Golden Benefit Technology Limited, Cinda Investment Co., Ltd. and Shanghai Tongda Venture Capital Co., Ltd.

4.91(9)	Profit Compensation Agreement, dated October 9, 2014, among Shanghai Tongda Venture Capital Co., Ltd., Golden Benefit Technology Limited, and China Digital TV Holding Co., Ltd.

4.92(9)	Supplementary Profit Compensation Agreement, dated October 27, 2014, among Shanghai Tongda Venture Capital Co., Ltd., Golden Benefit Technology Limited, and China Digital TV Holding Co., Ltd.

4.93(9)	Share Subscription Agreement, dated October 9, 2014, between Shanghai Tongda Venture Capital Co., Ltd. and Golden Benefit Technology Limited.

8.1	List of Subsidiaries of China Digital TV Holding Co., Ltd.

11.1(1)	Code of Business Conduct and Ethics of China Digital TV Holding Co., Ltd.

12.1	CEO Certification pursuant to Rule 13a - 14(a).

12.2	CFO Certification pursuant to Rule 13a - 14(a).

13.1	CEO Certification pursuant to Rule 13a - 14(b).

13.2	CFO Certification pursuant to Rule 13a - 14(b).

16.1	Letter from Deloitte Touche Tohmatsu Certified Public Accountants LLP with respect to a change of auditors.

23.1	Consent of KPMG Huazhen LLP.

23.2	Consent of Deloitte Touche Tohmatsu Certified Public Accountants LLP.

23.3	Consent of Han Kun, PRC Lawyers.

101.INS	XBRL Instance Document

101.SCH	XBRL Taxonomy Extension Schema Document

101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB	XBRL Taxonomy Extension Label Linkbase Document

101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document

††	Portions of the agreement have been omitted pursuant to a confidential treatment request and have been filed with the SEC separately with a confidential treatment request.

(1)	Previously filed as an exhibit to the Registration Statement on Form F-1 (File No. 333-146072) of China Digital TV Holding Co., Ltd. and incorporated herein by reference thereto.

(2)	Previously filed as an exhibit to the annual report on Form 20-F (File No. 001-33692) of China Digital TV Holding Co., Ltd. filed with the SEC on June 18, 2008 and incorporated herein by reference thereto.

(3)	Previously filed as an exhibit to the annual report on Form 20-F (File No. 001-33692) of China Digital TV Holding Co., Ltd. filed with the SEC on May 20, 2009 and incorporated herein by reference thereto.

(4)	Previously filed as an exhibit to the annual report on Form 20-F (File No. 001-33692) of China Digital TV Holding Co., Ltd. filed with the SEC on April 30, 2010 and incorporated herein by reference thereto.

(5)	Previously filed as an exhibit to the annual report on Form 20-F (File No. 001-33692) of China Digital TV Holding Co., Ltd. filed with the SEC on May 12, 2011 and incorporated herein by reference thereto.

(6)	Previously filed as an exhibit to the annual report on Form 20-F (File No. 001-33692) of China Digital TV Holding Co., Ltd. filed with the SEC on April 17, 2012 and incorporated herein by reference thereto.

(7)	Previously filed as an exhibit to the annual report on Form 20-F (File No. 001-33692) of China Digital TV Holding Co., Ltd. filed with the SEC on April 16, 2013 and incorporated herein by reference thereto.

(8)	Previously filed as an exhibit to the annual report on Form 20-F (File No. 001-33692) of China Digital TV Holding Co., Ltd. filed with the SEC on April 28, 2015 and incorporated herein by reference thereto.

(9)	Previously filed as an exhibit to the report on Form 6-K (File No. 001-33692) of China Digital TV Holding Co., Ltd. filed with the SEC on November 10, 2014 and incorporated herein by reference thereto.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

CHINA DIGITAL TV HOLDING CO., LTD.

By:	/s/ Jianhua Zhu
Name:	Jianhua Zhu
Title:	Chief Executive Officer and Director

Date: April 22, 2016

China digital tv holding co., lTD.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders

China Digital TV Holding Co., Ltd.:

We have audited the accompanying consolidated balance sheet of China Digital TV Holding Co., Ltd. and subsidiaries as of December 31, 2015, and the related consolidated statements of comprehensive loss, changes in equity, and cash flows for the year ended December 31, 2015. In connection with our audit of the consolidated financial statements, we also have audited financial statement schedule I. These consolidated financial statements and financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedule based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of China Digital TV Holding Co., Ltd. and subsidiaries as of December 31, 2015, and the results of their operations and their cash flows for the year ended December 31, 2015, in conformity with U.S. generally accepted accounting principles. Also in our opinion, the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, present fairly, in all material respects, the information set forth therein.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), China Digital TV Holding Co., Ltd.’s internal control over financial reporting as of December 31, 2015, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated April 22, 2016 expressed an unqualified opinion on the effectiveness of China Digital TV Holding Co., Ltd.’s internal control over financial reporting.

/s/ KPMG Huazhen LLP

Beijing, China

April 22, 2016

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

china digital tv holding co., ltd.

We have audited the accompanying consolidated balance sheets of China Digital TV Holding Co., Ltd. (the "Company"), its subsidiaries, and its variable interest entity (the "VIE") and the VIE's subsidiary (collectively, the "Group") as of December 31, 2014, and the related consolidated statements of comprehensive income, changes in equity, and cash flows for each of the two years in the period ended December 31, 2014. Our audits also included the financial statement schedule included at Schedule I. These financial statements and financial statement schedule are the responsibility of the Group's management. Our responsibility is to express an opinion on the financial statements and financial statement schedule based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Group as of December 31, 2014, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2014, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, present fairly, in all material respects, the information set forth therein.

/s/ Deloitte Touche Tohmatsu Certified Public Accountants LLP

Beijing, the People's Republic of China

April 28, 2015

China digital tv holding co., lTD.

CONSOLIDATED BALANCE SHEETS

(U.S. dollars in thousands, except share and per share data)

	As of December 31,
	2014	2015
ASSETS

Current assets:
Cash and cash equivalents	$62,042	$70,138
Restricted cash	78	34
Notes receivable	5,417	4,851
Accounts receivable, net of allowance for doubtful accounts of $4,391 and $6,713 as of December 31,2014 and 2015, respectively	47,977	38,211
Inventories	4,966	4,857
Prepaid expenses and other current assets	9,674	3,782
Deferred income tax assets-current	2,387	3,015

Total current assets	132,541	124,888
Long-term receivable	45	-
Property and equipment, net	880	680
Intangible assets, net	440	348
Goodwill	1,402	1,343
Equity method investments	2,502	3,055
Deferred income tax assets-non-current	785	436
Other assets-non-current	516	-

Total assets	$139,111	$130,750

TOTAL LIABILITIES AND EQUITY
Current liabilities:
Accounts payable	2,298	1,665
Notes payable	86	-
Accrued expenses and other current liabilities	17,652	11,806
Deferred revenue-current	4,572	3,635
Income tax payable	3,465	2,401
Deferred income tax liabilities-current	3,727	5,334
Government subsidies-current	167	819

Total current liabilities	31,967	25,660
Deferred revenue-non-current	617	173
Government subsidies-non-current	4,390	3,024
Deferred income tax liabilities-non-current	110	87

Total Liabilities	37,084	28,944

Commitments and Contingencies (Note 20)

Equity:
China Digital TV Holding Co., Ltd. shareholders' equity:
Ordinary shares ($0.0005 par value; 200,000,000 and 200,000,000 shares authorized, 59,705,570 and 60,173,997 shares issued and outstanding as of December 31, 2014 and 2015, respectively)	30	30
Additional paid-in capital	35,639	37,988
Statutory reserve	17,977	18,361
Retained earnings	22,307	23,451
Accumulated other comprehensive income	25,509	21,650

Total China Digital TV Holding Co., Ltd. shareholders' equity.	101,462	101,480

Noncontrolling interest	565	326

Total equity	102,027	101,806

TOTAL LIABILITIES AND EQUITY	$139,111	$130,750

The accompanying notes are an integral part of these consolidated financial statements.

China digital tv holding co., lTD.

CONSOLIDATED statements of COMPREHENSIVE INCOME (lOSS)

(U.S. dollars in thousands, except share and per share data)

	For the years ended December 31,
	2013	2014	2015
Revenues
Products	$82,926	$73,520	$46,398
Services	5,521	9,423	7,304

Total revenues	88,447	82,943	53,702
Business and related taxes	(1,283)	(1,410)	(838)

Net revenues	87,164	81,533	52,864

Cost of revenues (including share-based compensation of $41, $12 and $3 for 2013, 2014 and 2015, respectively)
Products	17,009	13,845	9,123
Services	4,652	4,384	6,024

Total cost of revenues	21,661	18,229	15,147

Gross profit	65,503	63,304	37,717

Operating expenses:
Research and development (including share-based compensation of $380, $98 and $49 for 2013, 2014 and 2015, respectively)	19,251	17,276	15,304
Selling and marketing (including share-based compensation of $492, $130 and $30 for 2013, 2014 and 2015, respectively)	14,957	13,877	11,627
General and administrative (including share-based compensation of $1,358, $1,459 and $36 for 2013, 2014 and 2015, respectively)	9,959	10,935	8,653

Total operating expenses	44,167	42,088	35,584

Income from operations	21,336	21,216	2,133
Interest income	1,901	1,312	1,126
Gain from deemed disposal of an equity method investment	-	-	184
Other income, net	534	3,069	1,810

Income before income tax expenses	23,771	25,597	5,253

Income tax expenses/(benefits):
Income tax-current	(1,587)	10,638	3,401
Income tax-deferred	2,314	(4,265)	1,177

Total income tax expenses	727	6,373	4,578

Net income before share of loss on equity method investments	23,044	19,224	675

Share of loss on equity method investments, net of nil income taxes	(468)	(59)	(47)

Net income	22,576	19,165	628

Less: Net loss attributable to noncontrolling interest	(1,832)	(1,725)	(900)

Net income attributable to China Digital TV Holding Co., Ltd.	$24,408	$20,890	$1,528

Net income per share attributable to ordinary shareholders of China Digital TV Holding Co., Ltd.
Basic	$0.41	$0.35	$0.03
Diluted	$0.41	$0.34	$0.02

Weighted average shares used in calculating net income per ordinary share
Basic	59,111,594	59,369,708	59,968,346
Diluted	59,176,457	61,716,779	62,133,669

Net income	$22,576	$19,165	$628
Other comprehensive income/(loss), net of nil income taxes
Foreign currency translation adjustment	2,904	(3,441)	(3,892)

Comprehensive income/(loss)	25,480	15,724	(3,264)
Less: Comprehensive loss attributable to noncontrolling interest	(1,785)	(1,735)	(933)
Comprehensive income/(loss) attributable to ordinary shareholders of China Digital TV Holding Co., Ltd.	$27,265	$17,459	$(2,331)

The accompanying notes are an integral part of these consolidated financial statements.

China digital tv holding co., lTD.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(U.S. dollars in thousands, except share and per share data)

	China Digital TV Holding Co., Ltd. Shareholders
							Total China
				Accumulated			Digital TV
			Additional	other			Holding Co., Ltd
	Ordinary		paid-in	comprehensive	Statutory	Retained	Shareholders'	Noncontrolling	Total
	Shares	Amount	capital	income	reserve	earnings	equity	Interest	equity

Balance at January 1, 2013	59,100,754	$30	$29,724	$26,083	$17,856	$6,765	$80,458	$2,705	$83,163
Share-based compensation	-	-	2,255	-	-	-	2,255	16	2,271
Appropriation for statutory reserve	-	-	-	-	51	(51)	-	-	-
Exercise of stock option	48,399	-	58	-	-	-	58	-	58
Net income	-	-	-	-	-	24,408	24,408	(1,832)	22,576
Foreign currency translation adjustment	-	-	-	2,857	-	-	2,857	47	2,904

Balance at December 31, 2013	59,149,153	30	32,037	28,940	17,907	31,122	110,036	936	110,972

Share-based compensation	-	-	1,710	-	-	-	1,710	(11)	1,699
Appropriation for statutory reserve	-	-	-	-	70	(70)	-	-	-
Exercise of stock option	556,417	-	726	-	-	-	726	-	726
Special cash dividend to shareholders	-	-	-	-	-	(29,635)	(29,635)	-	(29,635)
Partial disposal of Joysee's equity (Note 21(b))	-	-	(215)	-	-	-	(215)	215	-
Transfer of noncontrolling interest-Cyber Cloud (Note 21(a))	-	-	1,381	-	-	-	1,381	1,160	2,541
Net income	-	-	-	-	-	20,890	20,890	(1,725)	19,165
Foreign currency translation adjustment	-	-	-	(3,431)	-	-	(3,431)	(10)	(3,441)

Balance at December 31, 2014	59,705,570	30	35,639	25,509	17,977	22,307	101,462	565	102,027

Share-based compensation	-	-	106	-	-	-	106	12	118
Appropriation for statutory reserve	-	-	-	-	384	(384)	-	-	-
Exercise of stock option	468,427	-	700	-	-	-	700	-	700
Capital injection by noncontrolling interest (Note 21(d))	-	-	1,531	-	-	-	1,531	741	2,272
Acquisition of noncontrolling interests (Note 21(e))	-	-	12	-	-	-	12	(59)	(47)
Net income	-	-	-	-	-	1,528	1,528	(900)	628
Foreign currency translation adjustment	-	-	-	(3,859)	-	-	(3,859)	(33)	(3,892)

Balance at December 31, 2015	60,173,997	$30	$37,988	$21,650	$18,361	$23,451	$101,480	$326	$101,806

The accompanying notes are an integral part of these consolidated financial statements.

China digital tv holding co., lTD.

CONSOLIDATED statements of cash flows

(U.S. dollars in thousands)

	For the years ended December 31,
	2013	2014	2015
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$22,576	$19,165	$628
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	1,028	944	607
Share-based compensation	2,271	1,699	118
Gain on disposal of property and equipment	-	(207)	-
Allowance for doubtful accounts	2,570	827	2,771
Write-down of inventory	2,761	1,330	1,050
Warranty accrual	72	62	50
Share of loss on equity method investments	468	59	47
Gain from deemed disposal of an equity method investment	-	-	(184)
Changes in operating assets and liabilities:
Accounts receivable and notes receivable	(9,361)	(4,868)	5,566
Inventories	(1,889)	(1,384)	(1,159)
Prepaid expenses and other current assets	1,303	(1,462)	3,017
Accounts payable and notes payable	1,823	(1,104)	(639)
Income tax payable	(2,541)	2,511	(946)
Accrued expenses and other current liabilities	432	2,051	(3,083)
Deferred revenue	(1,232)	(1,376)	(1,223)
Government subsidies	1,651	(1,049)	(538)
Deferred income taxes	2,314	(4,265)	1,170
Other assets	258	(723)	216

Net cash provided by operating activities	24,504	12,210	7,468

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment	(333)	(2,750)	(167)
Restricted cash	(892)	830	-
Proceed from disposal of property and equipment	-	-	2,816
Acquisition of subsidiaries	-	2,204	-
Proceeds from dissolution of equity method investment	355	-	-
Purchase of equity method investment	-	-	(541)

Net cash (used in)/provided by investing activities	(870)	284	2,108

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from stock option exercise	58	726	700
Special cash dividend paid to shareholders	(76,942)	(29,692)	-
Advance payment received in relation to an investment in Cyber Cloud	-	2,254	-
Acquisition of noncontrolling interests	-	-	(47)

Net cash (used in)/provided by financing activities	(76,884)	(26,712)	653

Effect of exchange rate changes on cash and cash equivalents	1,638	(2,825)	(2,133)

NET (DECREASE)/INCREASE IN CASH AND CASH EQUIVALENTS	(51,612)	(17,043)	8,096
CASH AND CASH EQUIVALENTS, BEGINNING OF THE YEAR	130,697	79,085	62,042

CASH AND CASH EQUIVALENTS, END OF THE YEAR	$79,085	$62,042	$70,138

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATIONS
Income tax paid	690	1,758	2,465
Withholding tax paid	204	6,196	2,007

	$894	$7,954	$4,472

Non-cash investing and financing activities
Dividend payable	$57	$-	$-
Exchange of equity interests in investment for acquisition of Shibo Movie (Note 5(b))	$-	$747	$-
Transfer of noncontrolling interest in Cyber Cloud for acquisition of Xinsi Yijia (Note 5(a))	$-	$2,541	$-
Partial disposal of Joysee's equity (Note 21(b))	$-	$963	$-
Receivable on disposal of property and equipment	$-	$2,852	$-

The accompany notes are an integral part of these consolidated financial statements.

China digital tv holding co., lTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands, except share and per share data)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES

China Digital TV Holding Co., Ltd. (the "Company" or "CDTV Holding") was incorporated in the Cayman Islands in 2007. The Company, through its subsidiaries and consolidated variable interest entities(collectively, the "Group"), is engaged in the installation and integration of conditional access systems ("CA Systems"), subscriber management systems and electronic program guidance systems to cable TV operators in the People's Republic of China ("PRC") and to sell digital TV intelligent cards ("smart cards") to these operators.

Prior to June 2014, the Company conducted substantially all of its operations through its subsidiary, Beijing Super TV Co., Ltd. ("Super TV"), and Beijing Novel-Super Digital TV Technology Co., Ltd. ("N-S Digital TV"), a variable interest entity ("VIE") which was then owned by PRC citizens through the end of June 2014 and had obtained the licenses to operate such business in the PRC.

Pursuant to a series of contractual agreements among Super TV, N-S Digital TV and its owners, the Company obtained a financial controlling interest in the VIE and thus the Company was considered the primary beneficiary of the VIE. Accordingly, the VIE's financial results of operations, and assets and liabilities were consolidated in the Company's consolidated financial statements for periods prior to June 2014.

Pursuant to an agreement dated in June 2014, the contractual agreements among Super TV, the VIE and the VIE’s owners were terminated, and concurrently, the 100% legal interest of N-S Digital TV originally held by Mr. Shizhou Shen, Mr. Lei Zhang, Mr. Tianxing Wang and Mr. Wenjun Wang (collectively, the “Nominee Shareholders”), were transferred to Super TV. As a result, N-S Digital TV became a wholly owned subsidiary of the Company and continues to be consolidated in the Company's consolidated financial statements since June 2014.

VIE contractual agreements

Since the establishment of the VIE in May 2004, Super TV had entered into the following agreements (“VIE contractual arrangements”), which were terminated in June 2014 as aforementioned, with the VIE and its equity holders:

•	Technical Support and Related Services Agreement: Super TV exclusively provided the VIE and/or its customers with technical support, technical training and personnel services relating to the VIE's marketing activities and services relating to the maintenance and optimization for the products and software of the VIE's customers at the VIE's request. The fees for such technical support and services were determined at Super TV's discretion. The term of this agreement was 15 years, which could not be terminated prior to its termination date without Super TV's written consent. The term of this agreement was automatically renewed for another 15 years upon its expiration date unless written notice had been given by Super TV.

China digital tv holding co., lTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(U.S. dollars in thousands, except share and per share data)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES - continued

VIE contractual agreements - continued

•	Technology License Agreement: The VIE granted Super TV, free of charge, an exclusive license to use certain software copyrights, patents, unpatentable technology and technical secrets relating to the digital television business that was transferred from N-T Information Engineering to the VIE. The term of the license was ten years, which could not be terminated or amended without the written consent of Super TV prior to its termination date and was automatically renewed for an additional ten years upon its termination date unless written notice had been given by Super TV.

•	Technology Development Agreement: The VIE engaged Super TV to develop all technology required by the VIE or its customers. The fees payable by the VIE to Super TV under the agreement was based on the price and quantity of the technology products, and a set percentage determined by Super TV. The term of the agreement was ten years, which could not be terminated prior to its termination date without Super TV's written consent. The term of this agreement was automatically renewed for an additional ten years upon its termination date unless written notice had been given by Super TV.

•	Products and Software Purchase Agreement: The VIE purchased from Super TV all the smart cards and related software products required for its CA Systems. The purchase price was determined by Super TV. The term of the agreement was 15 years, which could not be terminated prior to its termination date without Super TV's written consent. The term of this agreement was automatically renewed for an additional 15 years upon its termination date unless written notice had been given by Super TV.

•	Business Operating Agreement: Each of the Nominee Shareholders agreed to (i) accept the policies and guidelines furnished by Super TV with respect to the hiring and dismissal of employees, operational management and financial management systems of the VIE; (ii) appoint the candidates recommended by Super TV as directors of the VIE and appoint the senior management personnel of Super TV as the general manager, chief financial officer and other senior officers of the VIE based on Super TV's recommendations; (iii) replace or remove any director or senior management personnel of the VIE upon Super TV's request; and (iv) seek a guarantee from Super TV first when any guarantee is required to secure performance by the VIE of any contract or working capital loan borrowed by the VIE and pledge its assets and receivables to Super TV as a counter-guarantee. This agreement had a term of ten years and could be renewed at the option of Super TV by giving written notice for a term to be determined by Super TV. Super TV could terminate this agreement at any time by giving 30 days' advance written notice.

China digital tv holding co., lTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(U.S. dollars in thousands, except share and per share data)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES - continued

VIE contractual agreements - continued

•	Loan agreements: Under loan agreements between Super TV and the Nominee Shareholders, Super TV extended loans to the Nominee Shareholders for their contribution to the registered capital of the VIE, which allowed them to own 100% of the legal interest in the VIE. The term of each loan was ten years, which was automatically renewed for another ten years upon its termination date unless a written notice had been provided by Super TV one month prior to such termination date. The registered shareholders of the VIE could not repay the loan prior to the termination date of the relevant loan agreement, unless so requested by Super TV, and could only repay the loan by (i) transferring all his equity interests in the VIE to Super TV or any third party designated by Super TV and (ii) paying Super TV with the entire proceeds obtained by himself from such transfer.

•	Share Pledge Agreements: Pursuant to the share pledge agreements, each of the Nominee Shareholders pledged all of their respective equity interests in the VIE to Super TV to secure the Nominee Shareholders' and the VIE's performance of their respective obligations under the VIE contractual arrangements.. In addition, each of the Nominee Shareholders agreed not to transfer their equity interests in the VIE or create, or allow the creation of, any pledge over their respective equity interests in the VIE that may affect Super TV's interests without Super TV's consent. Super TV was entitled to receive the dividends on the pledged equity interests during the term of the pledges. The duration of each of the share pledge agreements was equivalent to the maximum duration of the VIE contractual arrangements. The pledge agreements could only be terminated: (i) by Super TV in writing; or (ii) upon the fulfillment of the Nominee Shareholders' and the VIE's respective obligations under the VIE contractual arrangements, which was subject to Super TV's written confirmation.

•	Powers of Attorney: Each of the Nominee Shareholders had executed an irrevocable power of attorney appointing Super TV, or any person designated by Super TV, as the attorney-in-fact to vote on their respective behalves on all matters of the VIE requiring shareholder approval under PRC laws, rules and regulations and the articles of association of the VIE. Each power of attorney had a term of ten years, subject to earlier termination in the event of the termination of the relevant share pledge agreement. The powers of attorney was automatically renewed upon the extension of the term of the relevant share pledge agreement.

China digital tv holding co., lTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(U.S. dollars in thousands, except share and per share data)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES - continued

VIE contractual agreements - continued

•	Equity Transfer Option Agreement: Under this agreement, the Nominee Shareholders jointly granted Super TV an exclusive and irrevocable option to purchase all of the equity interests in the VIE held by them at any time that Super TV deems fit. Super TV could purchase the equity interests or designate another party to purchase the equity interests. The exercise price of the option would be determined by Super TV or its designated third party at the time of the exercise, subject to the minimum purchase price requirements pursuant to applicable PRC law or otherwise permitted by the relevant PRC authorities. This agreement did not have a specified term and would remain in effect unless terminated with the written consent of Super TV.

As a result of these contractual arrangements, prior to June 2014, Super TV (1) had the power to direct the activities that most significantly affected the economic performance of the VIE, and (2) received the economic benefits of the VIE. In making the conclusion that the Company was the primary beneficiary of the VIE, the Company believes the Company's rights under the terms of the equity transfer option agreement had provided it with a substantive kick out right. More specifically, the Company believes the terms of the equity transfer option agreement were valid, binding and enforceable under PRC laws and regulations currently in effect. The Company also believes that the minimum amount of consideration permitted by the applicable PRC law to exercise the option did not represent a financial barrier or disincentive for the Company to exercise its rights under the equity transfer option agreement. In addition, the articles of association of VIE provided that the shareholders of VIE had the power to, in a shareholders' meeting: (i) approve the operating strategy and investment plan; (ii) elect the members of board of directors and approve their compensation; and (iii) review and approve the annual budget and earnings distribution plan. Consequently, the Company's rights under the powers of attorney have reinforced the Company's abilities to direct the activities most significantly impacting the VIE's economic performance. The Company also believes that this ability to exercise control ensured that the VIE would continue to execute and renew service agreements and pay service fees to the Company. By charging service fees in whatever amounts the Company deemed fit, and by ensuring that service agreements were executed and renewed indefinitely, the Company had the rights to receive substantially all of the economic benefits from the VIE.

As of December 31, 2015, the Group was the primary beneficiary of Beijing Dingyuan Technology Co., Ltd. ("Dingyuan"), a VIE and which was acquired in connection with the Group’s acquisition of Beijing Xinsi Yijia Technology Co., Ltd. ("Xinsi Yijia") in June 2014 (Note 5(a)). The operations, assets and liabilities of Dingyuan were immaterial as of and for the year ended December 31, 2015.

China digital tv holding co., lTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(U.S. dollars in thousands, except share and per share data)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES - continued

The following financial statement amounts and balances of the Company’s consolidated VIEs (N-S Digital TV and Dingyuan) were included in the accompanying consolidated financial statements as of and for the years ended December 31:

	As of December 31,
	2014	2015

Total current assets	$226	$268
Total non-current assets	4	2

Total assets	$230	$270

Total current liabilities	$83	$-
Total non-current liabilities	-	-

Total liabilities	$83	$-

	For the years ended December 31,
	2013	2014	2015

Net revenues	$79,489	$32,431	$25
Net (loss)/income	$(1,369)	$594	$(137)

	For the years ended December 31,
	2013	2014	2015

Net cash (used in)/provided by operating activities	$(4,151)	$2,897	$63
Net cash (used in)/provided by investing activities	$(364)	$1,538	$-
Net cash provided by financing activities	$-	$-	$-

All of the assets of the consolidated VIEs can be used only to settle obligations of the consolidated VIEs. None of the assets of the consolidated VIEs have been pledged or collateralized. The creditors of the consolidated VIEs do not have recourse to the general credit of the Company and its consolidated subsidiaries.

China digital tv holding co., lTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(U.S. dollars in thousands, except share and per share data)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES - continued

As of December 31, 2015, CDTV Holding's subsidiaries and consolidated variable interest entity consist of the following entities:

		Place of incorporation	Percentage of
Subsidiaries	Date of incorporation	/establishment	economic ownership

China Digital TV Technology Co., Ltd. (“CDTV BVI”)	March 9, 2004	BVI	100%
Super TV	May 31, 2004	the PRC	100%
Golden Benefit Technology Limited ("Golden Benefit")	December 6, 2007	Hong Kong	100%
China Super Media Holdings Limited ("CSM Holdings")	February 25, 2008	Hong Kong	100%
Beijing N-S Information Technology Co., Ltd. ("N-S Information Technology")	July 23, 2010	the PRC	100%
Beijing Cyber Cloud Co., Ltd. ("Cyber Cloud")	January 19, 2011	the PRC	67.5%
Beijing Joysee Technology Co., Ltd. ("Joysee")	May 13, 2011	the PRC	76.9%
Xinsi Yijia	December 31, 2012	the PRC	67.5%
Beijing Shibo Movie Technology Co., Ltd. ("Shibo Movie")	February 15, 2012	the PRC	100%
N-S Digital TV	May 31, 2004	the PRC	100%
Beijing Novel-Super Media Investment Co., Ltd. ("N-S Media Investment")	December 19, 2007	the PRC	100%

Variable interest entity

Dingyuan	August 21, 2013	the PRC	67.5%

China digital tv holding co., lTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(U.S. dollars in thousands, except share and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)	Basis of presentation

The consolidated financial statements of the Group have been prepared in accordance with the accounting principles generally accepted in the United States of America ("U.S. GAAP").

(b)	Basis of consolidation

The consolidated financial statements of the Group include the financial statements of CDTV Holding, its subsidiaries, and consolidated VIEs. All inter-company transactions and balances have been eliminated upon consolidation.

(c)	Use of estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and revenues, costs and expenses in the consolidated financial statements and accompanying notes. Significant accounting estimates reflected in the Group's consolidated financial statements include the allowance for doubtful accounts, valuation of inventories, valuation allowance for deferred income tax assets, impairment of goodwill. The current economic environment has increased the degree of uncertainty inherent in these estimates and assumptions.

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(U.S. dollars in thousands, except share and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(e)	Accounts receivable and allowance for doubtful accounts

Accounts receivable are stated at the amount the Group expects to collect. The Group maintains allowances for doubtful accounts for estimated losses. Management considers the following factors when determining the collectability of specific accounts: historical experience, credit worthiness of the clients, aging of the receivables and other specific circumstances related to the accounts. Allowance for doubtful accounts is made and recorded into general and administrative expenses based on aging of accounts receivable and on any specifically identified accounts receivable that may become uncollectible. The accounts receivable balance shall be charged off in the period in which the accounts receivables are deemed uncollectible.

From time to time, certain accounts receivable balances are settled in the form of notes receivable. As of December 31, 2014 and 2015, notes receivable represents bank acceptance drafts that are non-interest bearing and due within six months. Upon maturity of the bank acceptance drafts, the Group collects the face amount from the banks.

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

An impairment charge is recorded if the carrying amount of the investment exceeds its fair value and this condition is determined to be other-than-temporary. The Group did not incur any impairment loss on equity method investments for the years ended December 31, 2013, 2014 and 2015.

Cost method investments

Investee companies over which the Group does not have significant influence or a controlling interest are carried at cost and recognized as income for any dividend received from distribution of the investee's earnings.

An impairment charge is recorded if the carrying amount of the investment exceeds its fair value and determined to be other-than-temporary.

China digital tv holding co., lTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(U.S. dollars in thousands, except share and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(g)	Financial instruments

Financial instruments of the Group primarily consist of cash and cash equivalents, restricted cash, notes receivable, accounts receivable, notes payable, and accounts payable. The carrying values of the Group's financial instruments approximate their fair values, principally because of the short-term maturity of these instruments or their terms.

(h)	Concentration of credit risk

Financial instruments that potentially expose the Group to concentrations of credit risk consist primarily of cash and cash equivalents, restricted cash, notes receivable and accounts receivable. The Group places their cash and cash equivalents and restricted cash in financial institutions with high-credit ratings and quality.

Approximately 92.1% of the Group's cash deposits were placed with two commercial banks in the PRC as of December 31, 2015. The Group takes into account a number of factors, including, among other things, the industry rankings, credit rating and reputation, in determining the creditworthiness and quality of the financial institutions in the PRC with which it has placed its cash and cash equivalents and restricted cash. The following table sets forth information relating to the three largest proportions of the Group's total cash deposits held by a single bank as of December 31, 2014 and 2015, respectively.

Details of the banks accounting for 10% or more of total deposits are as follows:

	As of December 31,
Bank	2014	2015
	%	%

Bank A	31.7	52.7
Bank B	32.3	39.4
Bank C	29.5	*

*	The amount was less than 10%.

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

For the years ended December 31, 2013, 2014 or 2015, no revenues were generated from customers that individually represent greater than 10% of the total revenues.

As of December 31, 2014 and 2015, no accounts receivable were generated from customers that individually represent greater than 10% of the total accounts receivables.

Customers accounting for 10% or more of notes receivable are as below:

	As of December 31,
Customer	2014	2015
	%	%

Customer A	52.1	46.4
Customer B	-	12.7
Customer C	21.3	10.5
Customer D	13.7	*

*	The amount was less than 10%.

(i)	Inventories

Inventories are stated at the lower of cost or market value. Cost is determined using the weighted average method. Inventories are written down for obsolescence based upon estimates of future demand, technology developments, and market conditions.

(j)	Property and equipment

Property and equipment are carried at cost less accumulated depreciation, amortization and any recorded impairment. Depreciation and amortization are calculated on a straight-line basis over the following estimated useful lives:

Computer and electronic equipment	3 years
Furniture and fixture	5 years
Leasehold improvement	Shorter of useful life of the asset or the lease term
Motor vehicles	5 years

China digital tv holding co., lTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(U.S. dollars in thousands, except share and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(k)	Intangible assets

Intangible assets, other than goodwill, acquired in connection with a business combination are estimated by management with the assistance of a third party valuer based on the fair value of the assets acquired.

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

The Group evaluates the recoverability of long-lived assets, including intangible assets with determinable useful lives, whenever events or changes in circumstances indicate that an intangible asset's carrying amount may not be recoverable. The Group measures the carrying amount of long-lived asset against the estimated undiscounted future cash flows associated with the asset. Impairment exists when the sum of the undiscounted cash flows expected to be generated by that asset is less than the carrying value of the asset being evaluated. Impairment loss is calculated as the amount by which the carrying value of the asset exceeds its fair value. Fair value is estimated based on various techniques, including the discounted value of estimated future cash flows. The evaluation of asset impairment requires the Group to make assumptions about future cash flows over the life of the asset being evaluated. These assumptions require significant judgment and actual results may differ from assumed and estimated amounts.

The Group did not incur any impairment loss on long-lived assets for the years ended December 31, 2013, 2014 or 2015.

China digital tv holding co., lTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(U.S. dollars in thousands, except share and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(m)	Goodwill

The excess of the purchase price over the fair value of identifiable net assets acquired in a business combination is recorded on the consolidated balance sheet as goodwill. Goodwill is not amortized but is tested for impairment annually or more frequently if events or changes in circumstances indicate that it might be impaired.

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

Application of the goodwill impairment test requires judgment, including the identification of reporting units, assignment of assets and liabilities to reporting units, assignment of goodwill to reporting units, and determination of the fair value of each reporting unit. Estimating fair value is performed by utilizing various valuation techniques, with a primary technique being a discounted cash flow which requires significant judgments, including estimation of future cash flows, which is dependent on internal forecasts, estimation of the long term rate of growth for the Company's business, estimation of the useful life over which cash flows will occur, and determination of the Company's weighted average cost of capital.

In the evaluation of the goodwill for impairment, the Group may first assess qualitative factors to determine whether it is "more likely than not" that the fair value of a reporting unit is less than its carrying amount as a basis for determining whether it is necessary to perform the two-step goodwill impairment test. If it is more likely than not that the fair value of a reporting unit is less than its carrying amount, goodwill is then tested following a two-step process. The first step compares the fair value of each reporting unit to its carrying amount, including goodwill. If the fair value of the reporting unit exceeds its carrying amount, goodwill is not considered to be impaired and the second step will not be required. If the carrying amount of a reporting unit exceeds its fair value, the second step compares the implied fair value of goodwill to the carrying value of a reporting unit's goodwill. The implied fair value of goodwill is determined in a manner similar to accounting for a business combination with the allocation of the assessed fair value determined in the first step to the assets and liabilities of the reporting unit. The excess of the fair value of the reporting unit over the amounts assigned to the assets and liabilities is the implied fair value of goodwill. An impairment loss is recognized for any excess in the carrying value of goodwill over the implied fair value of goodwill. The Group has determined to perform the annual impairment test on December 31 of each year. The Group did not incur any impairment loss on goodwill for the years ended December 31, 2013, 2014 or 2015. The change in carrying amount of goodwill was due to foreign currency translation difference for the year ended December 31, 2015.

China digital tv holding co., lTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(U.S. dollars in thousands, except share and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(n)	Revenue recognition

The Group's revenues are principally derived from sales of products and services.

Specifically, sales of products include:

(1)	Sales of smart cards; and
(2)	Sales of other products.

Sales of services include the following four arrangements:

(1)	Head-end software, hardware and related system integration service ("SI service");
(2)	Head-end system development service ("SD service");
(3)	Licensing income;
(4)	Royalty income; and
(5)	Other services.

Sales of smart cards

Smart cards are manufactured by third-party manufacturers based on the Group's blueprints. When the Group receives these products from the manufacturers, the Group programs each one with a unique security code so that it can communicate with the Group's CA Systems. Revenue is recognized after a sales agreement is signed, the price is fixed or determinable, products are delivered to customers, and collection of the resulting receivables is reasonably assured. The Group also offers a certain amount of free cards when the cumulative volume of smart card purchases from the same customer is greater than a set volume during a specific period. The Group accounts for volume based sales incentives as deferred revenue which is deducted against the initial revenue.

The Group generally guarantees the quality of smart cards for periods ranging from one to three years, and if any smart cards are found defective during the warranty period, the Group is obligated to replace them at the Group's cost. Historically, the defect rate of smart cards has been low and the Group accrues warranty liabilities based on historical information.

Sales of others products

The Group also derives revenues from the sales of products other than smart cards, such as surface-mounted device chips and other products. Revenue is recognized after a sales agreement is signed, the price is fixed or determinable, products are delivered to customers, and collection of the resulting receivables is reasonably assured.

China digital tv holding co., lTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(U.S. dollars in thousands, except share and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(n)	Revenue recognition - continued

SI service

For the SI service, the Group signs contracts with cable network operators to install and integrate the Group's software with the hardware and software purchased from third-party suppliers. The Group's software includes CA Systems software, subscriber management system software and head-end electronic program guide software.

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

The Group also enters into contracts with certain customers to install and integrate the Group's Screen Cross software with the hardware and software purchased from third party suppliers.

Deliverables of SI service include: software, hardware, integration, installation, and post-contract customer support ("PCS").

For multi-element arrangements of SI service, which include delivery, integration, and installation of hardware products containing software essential to the hardware product’s functionality, and provision of PCS. The Group allocates revenue to all deliverables based on their relative selling prices. In such circumstances, the Group uses a hierarchy to determine the selling price to be used for allocating revenue to deliverables: (i) vendor-specific objective evidence of fair value (“VSOE”), (ii) third-party evidence of selling price (“TPE”) and (iii) best estimate of selling price (“ESP”). VSOE generally exists only when the Group sells the deliverable separately and is the price actually charged by the Group for that deliverable. ESPs reflect the Group’s best estimates of what the selling prices of elements would be if they were sold regularly on a stand-alone basis.

When the Group delivers the hardware and software, installs and integrates them together to customers, customers sign the preliminary acceptance. Final acceptance is typically signed six months to one year after the issuance of the preliminary acceptance if no major technical problems are discovered. Hardware, software, integration, and installation are considered delivered to customers when preliminary acceptance is signed because only at that time customers are able to use the integrated system. Therefore, revenue for the SI service, except PCS, is recognized when the installation and integration of software is completed, which is indicated by obtaining the preliminary acceptance from customers.

China digital tv holding co., lTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(U.S. dollars in thousands, except share and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(n)	Revenue recognition - continued

SI service - continued

For majority of the contracts, the Group offers one-year free PCS, including telephone support and bug-fixing. The Group defers the revenue for PCS and recognizes it over the free PCS term.

SD service

The Group develops head-end system applications relating to digital TV technology for its customers.

Deliverables in SD service include the completed software application. A few arrangements also include free PCS for a period, generally less than one year, starting from customer acceptance. Payment terms vary based on the stage of the service. Normally a portion of the contract amount is paid when the contract is signed, and the remaining is paid upon the completion of the project and customer acceptance. The cost of providing free PCS has historically been insignificant.

Because a system development arrangement requires significant production, modification, or customization of software, the Group refers to FASB Accounting Standards Codification ("ASC") 605-35, "Construction-Type and Production-Type Contracts" for revenue recognition. As the system development service is generally completed within several weeks or months, the completed-contract method is used. Revenue for system development is recognized when the system development is finished and accepted by the customer.

China digital tv holding co., lTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(U.S. dollars in thousands, except share and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(n)	Revenue recognition - continued

Licensing income

The Group coordinates with network operators to produce set-top boxes compatible with the Group's CA Systems. The Group enters into contracts with set-top box manufacturers selected by the network operators and provides these manufacturers with CA Systems terminal-end technology that is integrated in the set-top boxes and which permits the unscrambling of digital TV broadcasts that have been transmitted by TV network operators who use the Group's CA Systems. The Group provides testing and certifying service on the CA Systems’ terminal-end technology so that the set-top box is compatible with the Group’s CA system. The set-top box manufacturers pay the Group a one-time license fee, which includes a testing and certifying fee, for obtaining the blueprints and technologies. According to the contracts, these manufacturers are required to provide a set-top box prototype to the Group in order to obtain a certificate from the Group which indicates the set-top box is compatible with the Group's CA Systems and suitable for mass-production. The licenses to set-top box manufacturers are perpetual once provided. No PCS is offered in the licensing arrangement. Licensing income is recognized when all revenue recognition criteria have been met, which is indicated by the acceptance by the set-top box manufacturer of a certificate issued by the Group.

All advances from set-top box manufacturers are initially recognized as deferred revenue and revenue is recognized when the above revenue recognition criteria are met.

Royalty income

The Group receives royalties on sales of CA Systems terminal-end technology from set-top box manufacturers. Royalty revenue is recognized upon the receipt of sales reports from set-top box manufacturers and when payment is received.

Other services

Other service revenues are primarily derived from fees received from third parties, mainly television network operators. The fees relate to the services the Group provides that enable these television network operators to provide value-added services to their customers, such as video games and other applications. The revenues are recognized when the services are rendered.

China digital tv holding co., lTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(U.S. dollars in thousands, except share and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(o)	Value added tax ("VAT") and VAT refund

VAT on sales is calculated at 17% on revenue from product sales and SI Services or 6% on revenue from other services and subsequently paid to the PRC tax authorities after netting input VAT on purchases. The excess of output VAT over input VAT is reflected in Accrued Expenses and Other Current Liabilities, and the excess of input VAT over output VAT is reflected in Prepaid Expenses and Other Current Assets in the consolidated balance sheets.

For certain software related products that qualify as "software products" by PRC tax authorities, the Group pays VAT at 17% first and then receives a 14% refund. The Group records VAT refund receivables on an accrual basis. VAT refund is recorded in revenue in the consolidated statements of comprehensive income (loss).

(p)	Business and related taxes

The Company’s PRC subsidiaries and consolidated VIEs are subject to surcharge taxes and fees which are calculated based on the net amounts of VAT payable to tax authority.

(q)	Government subsidies

Government subsidies mainly represent amounts granted by local government authorities as an incentive for companies to promote economic development of the local technology industry. When the Group receives the subsidies related to government sponsored projects, the subsidies are recorded as a liability and are recognized as subsidy income when there is no further performance obligation. Government subsidies that compensate the acquisition cost of an asset are recognized in profit or loss over the useful life of the asset as other income. Subsidy income of $620, $2,112 and $1,447 were recognized and recorded in other income for the years ended December 31, 2013, 2014 and 2015, respectively.

China digital tv holding co., lTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(U.S. dollars in thousands, except share and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(r)	Operating leases

Leases where substantially all the rewards and risks of ownership of assets remain with the lessor are accounted for as operating leases. Payments made under operating leases are charged to the consolidated statements of comprehensive income (loss) on a straight-line basis over the lease periods.

(s)	Foreign currency translation

The functional and reporting currency of the Company is the US dollar. The functional currency of the Company's subsidiaries outside the PRC is the US dollar. The functional currency of the Company's subsidiaries and consolidated VIEs in the PRC is Renminbi ("RMB").

Monetary assets and liabilities denominated in currencies other than the applicable functional currencies are translated into the functional currencies at the prevailing rates of exchange at the balance sheet date. Nonmonetary assets and liabilities are remeasured into the applicable functional currencies at historical exchange rates. Transactions in currencies other than the applicable functional currencies during the year are converted into the functional currencies at the applicable rates of exchange prevailing at the transaction dates. Transaction gains and losses are recognized in the consolidated statements of comprehensive income (loss).

For translating the financial statements of the Company's PRC subsidiaries (including consolidated VIEs) into the reporting currency of the Company (US dollar), assets and liabilities are translated from each subsidiary's functional currency to the reporting currency at the exchange rate on the balance sheet date. Equity amounts are translated at historical exchange rates, and revenues, expenses, gains and losses are translated using the average rate for the period. Translation adjustments are reported as cumulative translation adjustments and are shown as a separate component of other comprehensive income (loss) in the consolidated statements of comprehensive income (loss).

Since the RMB is not a fully convertible currency, all foreign exchange transactions involving RMB must take place either through the People’s Bank of China ("PBOC") or other institution authorized to buy and sell foreign exchange. The exchange rates adopted for the foreign exchange transactions are the rates of exchange quoted by the PBOC.

China digital tv holding co., lTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(U.S. dollars in thousands, except share and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(t)	Income taxes

Deferred income taxes are provided using the asset and liability method. Under this method, deferred income taxes are recognized for net operating losses available for carry-forwards and temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis using enacted tax rates in effect for the years in which the differences are expected to reverse. Deferred income tax assets and liabilities are classified as current or non-current based upon the classification of the related asset or liability in the financial statements or the expected timing of their reversal if they do not relate to a specific asset or liability. A valuation allowance is provided to reduce the amount of deferred income tax assets if it is considered more likely than not that some portion of, or all of the deferred income tax assets will not be realized.

Income taxes are provided for in accordance with the laws and regulations applicable to the Group as enacted by the relevant tax authorities. The impact of an uncertain income tax position on the income tax return is recognized at the largest amount that is more-likely-than not to be sustained upon audit of the related tax authority. An uncertain income tax position will not be recognized if it has less than a 50% likelihood of being sustained. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs. The Group records interest and penalties related to unrecognized tax benefits (if any) in general and administrative expenses.

(u)	Comprehensive income

Comprehensive income includes net income and foreign currency translation adjustments.

(v)	Net income per share

Basic earnings per ordinary share is computed by dividing net income attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the period.

Diluted earnings per ordinary share reflect the potential dilution that could occur if dilutive potential common shares were exercised or converted into ordinary shares. The Group has stock options which could potentially dilute basic earnings per share in the future. The dilutive effect of stock options is computed using the treasury stock method.

China digital tv holding co., lTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(U.S. dollars in thousands, except share and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(w)	Research and development expenses

Research and development expenses are costs incurred in the development of the Group's products and technologies, including significant improvements and refinements to existing products and services. All research and development expenses are expensed as incurred.

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

Fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels. The level in the hierarchy within which the fair value measurement in its entirety falls is based upon the lowest level of input that is significant to the fair value measurement as follows:

•	Level 1-inputs are based upon unadjusted quoted prices for identical assets or liabilities traded in active markets.

•	Level 2-inputs are based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active and model-based valuation techniques for which all significant assumptions are observable in the market or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

•	Level 3-inputs are generally unobservable and typically reflect management's estimates of assumptions that market participants would use in pricing the asset or liability. The fair values are therefore determined using model-based techniques.

The carrying amounts of cash and cash equivalents, restricted cash, notes receivable, accounts receivable, notes payable and accounts payable, as of December 31, 2014 and 2015, approximate fair value because of the short maturity of these instruments.

The Group measures certain financial assets, including cost method investment and equity method investments, at fair value on a nonrecurring basis only if an impairment loss were to be recognized. The Group’s non-financial assets, such as intangible assets, goodwill and property and equipment, would be measured at fair value only if they were determined to be impaired.

China digital tv holding co., lTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(U.S. dollars in thousands, except share and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(z)	Business combinations

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

(aa)	Transactions between entities under common control

When accounting for a transfer of assets or exchange of shares between entities under common control of the Company, the carrying amounts of the assets and liabilities transferred shall remain unchanged subsequent to the transaction, and no gain or loss shall be recorded in the Group's consolidated statements of comprehensive income (loss).

(bb)	Commitments and contingencies

In the normal course of business, the Group is subject to loss contingencies, such as legal proceedings and claims arising out of its business, that cover a wide range of matters, including, among others, government investigations, shareholder lawsuits, and non-income tax matters. An accrual for a loss contingency is recognized when it is probable that a liability has been incurred and the amount of loss can be reasonably estimated. If a potential material loss contingency is not probable but is reasonably possible, or is probable but cannot be estimated, then the nature of the contingent liability, together with an estimate of the range of possible loss if determinable and material, is disclosed.

China digital tv holding co., lTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(U.S. dollars in thousands, except share and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(cc)	Recently issued accounting pronouncements not yet adopted

In May 2014, the Financial Accounting Standards Board (“FASB”) issued ASU No. 2014-09, Revenue from Contracts with Customers. ASU 2014-09 requires an entity to recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. An entity should also disclose sufficient quantitative and qualitative information to enable users of financial statements to understand the nature, amount, timing, and uncertainty of revenue and cash flows arising from contracts with customers. In December 2015, the FASB issued ASU No. 2015-14, Revenue from Contracts with Customers, which deferred the effective date of ASU 2014-09. The new standard is effective for annual reporting periods beginning after December 15, 2017, with early adoption permitted for annual reporting periods beginning after December 15, 2016. The Group is currently evaluating the impact ASU 2014-09 will have on its consolidated financial statements.

In July 2015, the FASB issued ASU No. 2015-11, Inventory - Simplifying the Measurement of Inventory. For entities that do not measure inventory using the last-in, first-out or retail inventory method, ASU 2015-11 changes the measurement principle for inventory from the lower of cost or market to lower of cost and net realizable value, where net realizable value is the estimated selling prices in the ordinary course of business, less reasonably predictable costs of completion, disposal and transportation. The ASU is effective for annual reporting periods beginning after December 15, 2016 with early adoption permitted. The Group is currently evaluating the impact ASU 2015-11 will have on its consolidated financial statements.

China digital tv holding co., lTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(U.S. dollars in thousands, except share and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(cc)	Recently issued accounting pronouncements not yet adopted - continued

In November 2015, the FASB issued ASU No. 2015-17, Income Taxes - Balance Sheet Classification of Deferred Taxes. The ASU requires entities with a classified balance sheet to present all deferred tax assets and liabilities as noncurrent. The ASU is effective for annual reporting periods in fiscal years beginning after December 15, 2016. Early adoption is permitted at the beginning of an annual period and requires either a prospective or retrospective approach to adoption. The Group is currently evaluating the impact ASU 2015-17 will have on its consolidated financial statements.

In February 2016, the FASB issued Accounting Standards Codification (“ASC”) Topic 842, Leases through ASU No. 2016-02. ASC Topic 842 requires a lessee to recognize all leases, including operating leases, on balance sheet via a right-of-use asset and lease liability, unless the lease is a short-term lease. All (or a portion of) fixed payments by the lessee to cover lessor costs related to ownership of the underlying assets, or executory costs, that do not represent payments for a good or service will be considered lease payments and reflected in the measurement of lease assets and lease liabilities by lessees. The new standard does not substantially change lessor accounting from current U.S. GAAP. The new standard also requires lessees and lessors to disclose more qualitative and quantitative information about their leases than current U.S. GAAP does. The standard is applied retrospectively, with elective reliefs. The new standard is effective for annual and interim reporting periods beginning after December 15, 2018 for a public business entity. Early adoption is permitted. The Group is currently evaluating the impact ASU 2016-02 will have on its consolidated financial statements.

China digital tv holding co., lTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(U.S. dollars in thousands, except share and per share data)

3.	TERMINATION ON DISPOSAL OF SUPER TV

On October 9, 2014, the Group entered into a share transfer agreement (as amended by a supplementary agreement dated October 27, 2014) with Shanghai Tongda Venture Capital Co., Ltd. (“Tongda Venture”) and Cinda Investment Co., Ltd. ("Cinda Investment"), whereby Tongda Venture would acquire 100% equity interest of Super TV. In exchange, the Group would receive a total consideration of approximately RMB3.2 billion, consisting of RMB2.4 billion in cash and RMB0.8 billion in shares of Tongda Venture which will represent 17.24% of the ordinary shares of Tongda Venture. In connection with the transfer, Cinda Investment was granted a warrant, exercisable within three months after the completion of the sale of Super TV, to subscribe for the Company's new shares at a price of $3.33 per share for an amount between $25,000 and $30,000. In addition, Cinda Investment had the option to subscribe for no more than an 8% equity interest in each of Cyber Cloud and Joysee, the subsidiaries of the Company. The share transfer agreement would be automatically terminated if the sale of Super TV is not consummated by December 31, 2015, unless all parties agree to extend such deadline.

The share transfer agreement can only come into effect after all the relevant PRC governmental approvals are obtained. Without the approvals from relevant PRC government authorizes, the Company does not have the authority to approve the disposal of Super TV. As such, the Company classified the assets and liabilities of Super TV as held and used as of December 31, 2014, since the aforementioned approvals was not obtained.

On November 30, 2015, Tongda Venture announced that it did not obtain the approval from the China Securities Regulatory Commission (“CSRC”) for the non-public offering. The failure of obtaining the approval from CSRC resulted in the expiration of the valid period of Tongda Venture’s shareholder’s approval. No extension was agreed amongst the parties and therefore, the share transfer agreement was terminated on December 31, 2015.

China digital tv holding co., lTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(U.S. dollars in thousands, except share and per share data)

4.	SEGMENT INFORMATION AND REVENUE ANALYSIS

The Group's chief operating decision maker is the Chief Executive Officer, who reviews consolidated results of operations prepared in accordance with U.S. GAAP when making decisions about allocating resources and assessing performance of the Group. The Group has one operating segment, which is the provider of cloud-based application platforms and CA systems.

The Group operates in the PRC and all of the Group's long-lived assets are located in the PRC.

The gross revenues consist of the following products and services:

	For the years ended December 31,
	2013	2014	2015

Products:
Smart cards	$78,256	$67,108	$43,533
Other products	4,670	6,412	2,865

Subtotal	82,926	73,520	46,398

Services:
Head-end system integration	2,731	4,591	3,235
Head-end system development	1,103	1,566	2,419
Licensing income	1,098	2,516	725
Royalty income	512	585	518
Other services	77	165	407

Subtotal	5,521	9,423	7,304

Total	$88,447	$82,943	$53,702

VAT refunds of $6,603, $5,433 and $4,129, primarily related to product sales, were included in revenues for the years ended December 31, 2013, 2014 and 2015, respectively.

China digital tv holding co., lTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(U.S. dollars in thousands, except share and per share data)

5.	ACQUISITIONS

(a)	In 2010, the Group entered into an agreement with Beijing Yuewu Yuntian Software Technology Ltd. ("Yuewu Yuntian") to establish Cyber Cloud, in which the Group and Yuewu Yuntian held 90% and 10% of the equity interests, respectively.

Pursuant to a series of agreements dated on April 30, 2014, between the Group, Yuewu Yuntian and Beijing Holch Capital Investment Center ("Holch Capital", a third party), Cyber Cloud acquired 100% equity interest in Xinsi Yijia from Yuewu Yuntian and Holch Capital, and in exchange, Yuewu Yuntian and Holch Capital obtained noncontrolling equity interests in Cyber Cloud. These transactions were closed on June 30, 2014. As a result, the Group, Yuewu Yuntian and Holch Capital held 75%, 15% and 10% of the equity interests in Cyber Cloud, respectively. Xinsi Yijia became a wholly owned subsidiary of Cyber Cloud, and therefore a 75% owned subsidiary of the Group after June 30, 2014. The purpose of the acquisition of Xinsi Yijia is to develop the Group's cloud computing technology-based digital video delivery solutions. The purchase price for the acquisition of Xinsi Yijia was determined to be $2,541 based on the acquisition-date fair value of Xinsi Yijia which is more reliably measurable. Such fair value has been estimated by management with the assistance of a third party valuer.

The following table summarizes the fair values of assets acquired and liabilities assumed at the date of acquisition:

As of June 30, 2014
Current assets	$1,791
Property, plant, and equipment	132
Intangible assets	478
Goodwill	853

Total assets acquired	3,254

Current liabilities	(512)
Non-current liabilities	(201)

Total liabilities assumed	(713)

Net assets acquired	$2,541

China digital tv holding co., lTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(U.S. dollars in thousands, except share and per share data)

5.	ACQUISITIONS - continued

(b)	In 2012, the Group and Beijing AirMedia Advertising Co., Ltd. ("AirMedia") set up two joint ventures Shibo Movie and Beijing Xinghe Union Media Co., Ltd. ("Xinghe Union"), in each of which the Group contributed cash of $794, representing 50% of equity interests in each of the joint ventures, respectively. The Group has accounted for these investments using equity method accounting because the Group did not control the investees but had the ability to exercise significant influence over the operating and financial policies of the investees.

On September 30, 2013, the Group signed an agreement with AirMedia for the exchange of 50% equity interests in Shibo Movie held by AirMedia with its 50% equity interests in Xinghe Union. In February 2014, the exchange was completed and Shibo Movie became a wholly-owned subsidiary of the Group. The carrying values of the Group’s equity investments in Shibo Movie and Xinghe Union were $456 and $291, respective prior to the exchange. The Group accounted for the exchange as a disposal of its equity investment in Xinghe Union and a step acquisition of Shibo Movie. The fair value of Shibo Movie asset acquired and liabilities assumed was $912. The Group recorded a gain of $165 on the disposal of Xinghe Union.

6.	RESTRICTED CASH

Restricted cash consists of the following:

	As of December 31,
	2014	2015

Bank deposits pledged as security for issuing letters of credit and bank bills	$78	$34

Restricted cash	$78	$34

China digital tv holding co., lTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(U.S. dollars in thousands, except share and per share data)

7.	ACCOUNTS RECEIVABLE, NET

Accounts receivable, net, consists of the following:

	As of December 31,
	2014	2015

Accounts receivable	$52,368	$44,924
Less: allowance for doubtful accounts	(4,391)	(6,713)

Accounts receivable, net	$47,977	$38,211

Movement of allowance for doubtful accounts is as follows:

	Balance at			Exchange	Balance at
	beginning	Charge to	Actual	rate	end of the
	of the year	expenses	write-off	difference	year

2014	$4,793	$679	$(1,081)	$-	$4,391
2015	$4,391	$2,584	$-	$(262)	$6,713

8.	INVENTORIES

Inventories consist of the following:

	As of December 31,
	2014	2015

Raw materials	$1,805	$2,282
Finished goods	3,161	2,575

Inventories	$4,966	$4,857

China digital tv holding co., lTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(U.S. dollars in thousands, except share and per share data)

9.	PREPAID EXPENSES AND OTHER CURRENT ASSETS

Prepaid expenses and other current assets consist of the following:

	As of December 31,
	2014	2015

Interest receivable	$63	$127
Deposits	996	904
VAT refund receivables	2,812	634
Prepayments to suppliers	704	733
Receivable on disposal of property and equipment	2,852	-
Other receivables	443	350
Prepaid income tax	154	266
Other prepaid expenses	1,650	768

	$9,674	$3,782

10.	PROPERTY AND EQUIPMENT, NET

Property and equipment, net, consist of the following:

	As of December 31,
	2014	2015

Computers and other electronic equipment	$3,617	$3,927
Furniture and fixtures	206	198
Leasehold improvements	256	142
Motor vehicles	602	571

	4,681	4,838

Less: accumulated depreciation and amortization	(3,801)	(4,158)

	$880	$680

For the years ended December 31, 2013, 2014 and 2015, depreciation and amortization expense was $833, $900 and $532, respectively.

China digital tv holding co., lTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(U.S. dollars in thousands, except share and per share data)

11.	INTANGIBLE ASSETS, NET

Intangible assets, net, consist of the following:

	As of December 31,
	2014	2015

Core technology	$596	$571
Complete technology	73	74
Contract backlogs	336	343
Customer relationship	1,553	1,559
Digital watermarking technology	990	925
Image tracing technology	410	427

	3,958	3,899
Less: accumulated amortization
Core technology	(502)	(517)
Complete technology	(73)	(74)
Contract backlogs	(336)	(343)
Customer relationship	(1,207)	(1,265)
Digital watermarking technology	(990)	(925)
Image tracing technology	(119)	(121)

	(3,227)	(3,245)
Less: impairment loss of image tracing technology	(291)	(306)

	$440	$348

The Group recorded amortization expense of $195, $44 and $75 for the years ended December 31, 2013, 2014 and 2015, respectively. Estimated amortization expenses of intangible assets for the years ending December 31, 2016, 2017, 2018, 2019, 2020 and 2021 and after are $73, $55, $37, $37, $37 and $109, respectively.

China digital tv holding co., lTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(U.S. dollars in thousands, except share and per share data)

12.	EQUITY METHOD INVESTMENTS

Equity method investments consist of the following:

		As of December 31,
	Notes	2014	2015

Nanjing Qingda Yongxin Culture Media Co., Ltd. ("Qingda Yongxin")	(a)	$74	$51
3DiJoy Corp. ("3DiJoy")	(b)	-	-
Guangzhou Rujia Network Technology Co., Ltd., ("Rujia")	(c)	2,428	2,576
Shibo Movie	(d)	-	-
Xinghe Union	(e)	-	-
Sinoscreens Media (Beijing) Co., Ltd. ("Sinoscreens")	(f)	-	428

		$2,502	$3,055

(a)	In March 2007, the Group and Jiangsu Qingda Technology Co. Limited ("Jiangsu Qingda"), one of its customers, set up a joint venture Qingda Yongxin, in which the Group contributed cash of $103, representing 40% of equity interest in the joint venture. Jiangsu Qingda contributed cash of $155 representing 60% of equity interest in the joint venture.

The Group has accounted for this long-term investment using equity method accounting because the Group does not control the investee but has the ability to exercise significant influence over the operating and financial policies of the investee.

(b)	In May 2010, the Group entered into a share subscription agreement to purchase 24% of equity interest in 3DiJoy for a consideration of $6,000. The Group had accounted for this long-term investment using equity method accounting because the Group does not control the investee but has the ability to exercise significant influence over the operating and financial policies of the investee. 3DiJoy was experiencing financial difficulties in 2012 while it was actively searching for a new capital injection for its operation. In the third quarter of 2012, 3DiJoy assessed that there was no alternative funding and due to the absence of further shareholders' support, it did not expect to operate as a going concern and it laid off nearly half of the employees. As such, as of September 30, 2012, the Group performed an impairment analysis with the assistance of a third party valuer on the investment. The fair value of 3DiJoy decreased significantly below its carrying value and the decrease was other-than temporary. As a result, the Group did not expect to receive any return from this investment and recognized a full impairment of $4,487 in 2012.

China digital tv holding co., lTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(U.S. dollars in thousands, except share and per share data)

12.	EQUITY METHOD INVESTMENTS - continued

(c)	In June 2010, the Group acquired 34.45% of equity interest in Rujia through purchase of existing shares from a shareholder of Rujia and contribution to its capital increase, for a total consideration of $2,500. The Group has accounted for this long-term investment using equity method accounting because the Group does not control the investee but has the ability to exercise significant influence over the operating and financial policies of the investee. In September 2015, a third-party investor contributed cash to increase the capital of Rujia. As a result, the equity interest of Rujia held by the Group decreased to 33.3% and a gain of $184 was recognized as if the Group had sold a proportionate share of its investment in Rujia.

(d)	In February 2012, the Group and AirMedia set up a joint venture Shibo Movie, in which the group contributed cash of $794, representing 50% of equity interest in joint venture. The Group has accounted for this long-term investment using equity method accounting because the Group does not control the investee but has the ability to exercise significant influence over the operating and financial policies of the investee. On September 30, 2013, the Group signed a contract with AirMedia for the exchange for 50% equity interests in Shibo Movie held by AirMedia with its 50% equity interest in Xinghe Union. In February 2014, the exchange was completed and Shibo Movie became a wholly-owned subsidiary of the Group, and the transaction was accounted for by applying the acquisition method (Note 5(b)).

(e)	In March 2012, the Group and AirMedia set up a joint venture Xinghe Union, in which the group contributed cash of $794, representing 50% of equity interest in joint venture. The Group has accounted for this long-term investment using equity method accounting because the Group does not control the investee but has the ability to exercise significant influence over the operating and financial policies of the investee. On September 30, 2013, the Group signed a contract with AirMedia for the exchange for 50% equity interests in Shibo Movie held by AirMedia with its 50% equity interest in Xinghe Union. In February 2014, the exchange was completed and the 50% equity interest in Xinghe Union was transferred to AirMedia. The Group recorded a gain of $165 on the disposal of Xinghe Union (Note 5(b)).

(f)	In August 2015, the Group, Guoshi Communication (Beijing) Co., Ltd. (“Guoshi”) and certain third party individuals set up Sinoscreens, in which the Group would hold 34% of the equity interest. The Group has injected cash of $541 to Sinoscreens. The Group has accounted for this long-term investment using equity method accounting because the Group does not control the investee but has the ability to exercise significant influence over the operating and financial policies of the investee.

China digital tv holding co., lTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(U.S. dollars in thousands, except share and per share data)

13.	ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities consist of the following:

	As of December 31,
	2014	2015

Accrued payroll and bonus	$3,805	$3,170
Accrued sales and marketing consulting fee	4,165	4,128
Other taxes payable	3,721	1,398
Advance payment received in relation to an investment in Cyber Cloud*	2,254	-
Social insurance withholding	732	656
Provision for warranty	338	37
Others**	2,637	2,417

	$17,652	$11,806

*	Pursuant to an agreement dated December 22, 2014, Beijing Gehua CATV Network Co., Ltd. ("Gehua", a third party) has agreed to inject capital of $2,254 to Cyber Cloud in exchange of a 10% equity interest in Cyber Cloud. The transaction is subject to approval from relevant PRC governmental authority, which has not been obtained by December 31, 2014. The Group recorded the advance payment received from Gehua for the capital contribution as a liability as of December 31, 2014. In June 2015, the transaction was approved by relevant PRC governmental authority and the advance payment was subsequently recognized in equity of Cyber Cloud.

**	Others mainly consist of accrued professional fee, and accrued operating expenses.

Movement of provision for warranty is as follows:

	Balance at			Exchange	Balance at
	beginning	Charge to		rate	end of the
	of the year	expenses	Utilization	difference	year

2014	$310	$62	$(34)	$-	$338
2015	$338	$50	$(347)	$(4)	$37

China digital tv holding co., lTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(U.S. dollars in thousands, except share and per share data)

14.	DEFERRED REVENUE

Deferred revenue consists of the following:

	As of December 31,
	2014	2015

Current:
Advance from customers	$3,537	$3,478
Volume based incentive offered to customers	357	51
Deferred revenue for SI service contracts with remaining PCS period within one year	678	106

	4,572	3,635
Non-current:
Advance from customers	-	173
Deferred revenue for SI service contracts with remaining PCS period longer than one year	617	-

	617	173

Total	$5,189	$3,808

Volume based incentive offered to customers represents the deferred revenue relating to free smart cards provided to customers when certain cumulative purchase volume from the same customers is reached. Such deferred revenue is subsequently recognized as revenue when the free cards are delivered.

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

Super TV, N-S Digital TV, N-S Media Investment, N-S Information Technology, Joysee, Cyber Cloud, Shibo Movie, Xinsi Yijia and Dingyuan are registered in the PRC and are subject to PRC Enterprise Income Tax ("EIT") on the taxable income in accordance with the relevant PRC income tax laws. Both Super TV and N-S Digital TV qualified as "High-and-New Technology Enterprise" ("HNTE") under the Enterprise Income Tax Law effective from January 1, 2008 (the "2008 EIT law") and therefore both qualified for a preferential tax rate of 15% for a three year period. In October 2011 and again in October 2014, both Super TV and N-S Digital TV successfully renewed their HNTE qualification and qualified for a preferential tax rate of 15% from 2011 to 2016.

Cyber Cloud was subject to the statutory tax rate of 25% in 2012 and 2013. In October 2014, Cyber Cloud obtained the HNTE certificate for the tax years from 2014 to 2016, and Cyber Cloud is entitled to a preferential income tax rate of 15% in each of those years.

Super TV qualified as “Key Software Enterprise” in 2010 and entitled for a preferential tax rate of 10% in 2010. In March 2013, Super TV renewed the “Key Software Enterprise” certificate for the tax years from 2011 to 2012 from the relevant PRC government authorities and further in December 2013, Super TV obtained such certificate for the tax years from 2013 to 2014. As a result, Super TV was entitled to a preferential income tax rate of 10% in each of those years.

N-S Media Investment, N-S Information Technology, Joysee, Shibo Movie, Xinsi Yijia and Dingyuan were subject to the statutory tax rate of 25% in 2013, 2014, and 2015.

Deferred income taxes result principally from differences in the recognition of certain assets and liabilities for tax and financial reporting purposes and the tax effect of tax loss carry forwards.

Income tax expenses/(benefits) are as follows:

	For the years ended December 31,
	2013	2014	2015

Income tax expenses/(benefits)
Current	$(1,587)	$10,638	$3,401
Deferred	2,314	(4,265)	1,177

Total	$727	$6,373	$4,578

China digital tv holding co., lTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(U.S. dollars in thousands, except share and per share data)

15.	INCOME TAXES - continued

The principal components of the deferred income tax assets (liabilities) are as follows:

	As of December 31,
	2014	2015

Current deferred income tax assets
Write-down of inventory value	$586	$761
Allowance for doubtful accounts	686	1,060
Accrued expenses	1,055	1,074
Accrued bonus	423	341
Deferred revenue-current	162	77
Government subsidies-current	24	122
Warranty	51	6
Valuation allowance	(600)	(426)

Current deferred income tax assets subtotal	$2,387	$3,015

Non-current deferred income tax assets
Deferred revenue-non-current	229	52
Government subsidies-non-current	667	461
Depreciation and amortization	(14)	(33)
Intangible assets impairment	25	46
Tax loss carry-forward deferred tax assets	5,997	8,860
Valuation allowance	(6,119)	(8,950)

Non-current deferred income tax assets subtotal	$785	$436

Current deferred income tax liabilities Accrued withholding tax	(3,727)	(5,334)

Current deferred income tax liabilities subtotal	$(3,727)	$(5,334)

Non-current deferred income tax liabilities Acquired intangible assets	(110)	(87)

Non-current deferred income tax liabilities subtotal	$(110)	$(87)

China digital tv holding co., lTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(U.S. dollars in thousands, except share and per share data)

15.	INCOME TAXES - continued

The Company's subsidiaries registered in the PRC have total net operating loss carry forwards of $40,255 as of December 31, 2015 which will expire on various dates between December 31, 2016 and December 31, 2020. The net operating loss carry forwards generated by a particular entity in the Group cannot be transferred or utilized by other entities within the Group. Valuation allowances have been established because the Group believes that it is more likely than not that its deferred income tax assets will not be realized as it does not expect to generate sufficient taxable income in future. The valuation allowance for deferred income tax assets as of December 31, 2014 and 2015 was $6,719 and $9,376, respectively. The net changes in the valuation allowance were additions of $3,173, offset by expired tax losses of $141 and foreign currency translation effect of $375 in 2015.

The Group is currently not the subject of any income tax examinations. The Group’s tax returns generally remain open for tax years from 2013.

Reconciliation between the provision for income taxes computed by applying the PRC EIT rates of 25% to income before income taxes and the actual provision of income taxes is as follows:

	For the years ended December 31,
	2013	2014	2015

Net income before provision for income taxes	$23,771	$25,597	$5,253
PRC statutory tax rate	25%	25%	25%

Income tax at statutory tax rate	5,943	6,399	1,313
Expenses not deductible for tax purposes	1,034	1,504	221
Research and development expenses bonus deduction	(460)	(598)	(1,070)
Investment loss deductible for tax purposes (Note a)	-	(2,104)	-
Effect of preferential income tax rate	(10,104)	(3,990)	(1,210)
Effect of income tax rate difference in other jurisdictions	233	446	543
Change in valuation allowance	467	1,265	3,173
Withholding tax relating to distributable earnings	3,614	3,451	1,608

Income tax expenses	$727	$6,373	$4,578

a.	The adjustment is related to investment loss incurred upon disposal of Xinghe Union (see Note 5(b)), and the transfer of certain investments during an internal reorganizations of the Group, which is deductible for tax purposes.

China digital tv holding co., lTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(U.S. dollars in thousands, except share and per share data)

15.	INCOME TAXES - continued

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

If the Company were to be non-resident for PRC tax purpose, dividends paid to it from profits earned by the PRC subsidiary after January 1, 2008 would be subject to a withholding tax. In the case of dividends paid by PRC subsidiaries, the withholding tax would be 10% and in the case of a subsidiary 25% or more directly owned by the resident in Hong Kong, the withholding tax would be 5%, but that will be subject to the interpretation of Circular No. 601 issued by the State Administration of Taxation, under which the Company's Hong Kong subsidiary might not be considered to be the beneficial owner of any such dividends and in that case the withholding tax rate would be 10%. According to the interpretation of Circular No. 601 issued by the State Administration of Taxation, management believes it is more likely than not that the Company's Hong Kong subsidiary might not be considered to be the beneficial owner of any such dividends and, therefore the withholding tax rate would be 10%. As a result, withholding tax of $9,278 was recorded to income tax expenses in 2012, as no previous accrual had been recorded, and $7,858 was recorded in 2014 against the accrued deferred income tax liability. As of December 31, 2014 and 2015, the Group accrued deferred income tax liabilities related to withholding tax at the amount of $3,727 and $5,334, respectively, on the undistributed earnings generated after January 1, 2008.

China digital tv holding co., lTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(U.S. dollars in thousands, except share and per share data)

16.	NET INCOME PER SHARE

	For the years ended December 31,
	2013	2014	2015

Net income attributable to China Digital TV Holding Co., Ltd (numerator), basic and diluted	$24,408	$20,890	$1,528

Shares (denominator):
Weighted average ordinary shares outstanding used in computing basic net income per share	59,111,594	59,369,708	59,968,346

Effect of dilutive securities:
Plus incremental weighted average ordinary shares from assumed exercise of stock options using the treasury stock method	64,863	2,347,071	2,165,323

Total weighted average ordinary shares outstanding used in computing diluted net income per ordinary share	59,176,457	61,716,779	62,133,669

Net income per share-basic	$0.41	$0.35	$0.03

Net income per share-diluted	$0.41	$0.34	$0.02

Out of all the outstanding stock options, 4,025,390, 292,097 and 260,554 stock options in 2013, 2014 and 2015, respectively, could potentially dilute net income per share in the future, but were excluded in the computation of diluted net income per share in those periods, as their exercise prices were above the average market values in such periods.

17.	SPECIAL CASH DIVIDEND TO SHAREHOLDERS

In May 2011, the Group declared a special cash dividend of $0.56 per share on the Company's ordinary shares. $32,937 was paid in 2012 and $79 was paid in 2013.

In November 2012, the Group declared a special cash dividend of $2.3 per share on the Company's ordinary shares. $59,013 was paid in 2012, $76,863 was paid in 2013 and $57 was paid in 2014.

In April 2014, the Group declared a special cash dividend of $0.5 per share on the Company's ordinary shares with the total amount of $29,635 paid in 2014.

China digital tv holding co., lTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(U.S. dollars in thousands, except share and per share data)

18.	SHARE-BASED COMPENSATION

(a)	Option granted by the Company

Option granted to employees

Pursuant to the directors' resolution, the Company adopted Share Incentive Plans in 2005, under which the Company may grant options to purchase up to 4,444,440 ordinary shares of the Company, to its employees, directors, and consultants, subject to vesting requirements. Under the 2005 Share Incentive Plans, there are four schemes of the options granted: Scheme I, Scheme II, Scheme III and Scheme IV, which were granted on February 3, 2005, September 22, 2006, December 5, 2006 and October 5, 2008, respectively. There were no share options granted under Scheme I, Scheme II and Scheme IV outstanding as of December 31, 2015.

On September 13, 2007, the board of directors of CDTV Holding approved the 2008 Stock Incentive Plan, pursuant to which the Company may grant options to purchase up to 1,200,000 ordinary shares to its employees and other eligible people. Under the 2008 Share Incentive Plans, there are four schemes of the options granted: Scheme V, Scheme VI, Scheme VII and Scheme VIII, which were granted on October 5, 2008, June 2, 2009, February 10, 2010 and November 15, 2010, respectively. There were no share options granted under Scheme VII and Scheme VIII outstanding as of December 31, 2015.

On November 19, 2010, the board of directors of CDTV Holding approved the 2010 Stock Incentive Plan, pursuant to which the Company may grant options to purchase up to 3,600,000 ordinary shares to its employees and other eligible people. Under the 2010 Share Incentive Plans, there are four schemes of the options granted: Scheme IX, Scheme X, Scheme XI and Scheme XII, which were granted on November 19, 2010, May 16, 2011, September 30, 2011 and November 19, 2011, respectively.

On May 1, 2012, the board of directors of CDTV Holding approved the 2012 Stock Incentive Plan, pursuant to which the Company may grant options to purchase up to 1,200,000 ordinary shares to its employees. Under the 2012 Share Incentive Plans, Scheme XIII was granted on January 8, 2013.

Modification of option plans

On November 19, 2010, the board of directors of CDTV Holding approved that the exercise price of all options which were granted under the 2005 Plan, the 2008 Plan and the 2010 Plan prior to December 23, 2010 (the "Adjusted Options") and remain outstanding as of December 23, 2010 shall be adjusted as follows to reflect the declaration and payment of the special cash dividend.

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

As the Company declared special cash dividends of $0.56, $2.3 and $0.5 per share, on May 20, 2011, November 12, 2012 and April 2, 2014, respectively, on the Company's ordinary shares, the per share exercise price of all options granted prior to and remaining outstanding as of the respective record dates, which were June 20, 2011, November 26, 2012 and April 14, 2014, was reduced by $0.56, $2.3 and $0.5, respectively, provided that the per share exercise price after adjustment shall not be less than $0.01.

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

Scheme V

Grant date: October 5, 2008

Exercise price per share- original: $7.89

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

Scheme VI

Grant date: June 2, 2009

Exercise price per share- original: $9.09

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

Scheme IX

Grant date: November 19, 2010

Exercise price per share- original: $6.90

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

(a)	Option granted by the Company - continued

Option exercise

Management used Binomial model to estimate the fair value of the following option granted in the year ended December 31, 2013 on the grant date with the following assumptions:

	Expected price	Risk-free	Time	Expected	Fair value of ordinary
	volatility range	interest rate range	to vest	dividends	share at grant date

Scheme XIII	67.44%	1.94%	1.2	0%	$1.8

The fair value of the option at the grant date was $1.09-$1.23 for Scheme XIII option plan.

China digital tv holding co., lTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(U.S. dollars in thousands, except share and per share data)

18.	SHARE-BASED COMPENSATION - continued

(a)	Option granted by the Company - continued

Option exercise - continued

In calculating the fair value of the option using the Binomial option pricing model, the following major assumptions were used:

(1)	Volatility

The volatility of the underlying ordinary shares during the life of the options was estimated based on the historical stock price volatility of the Company's own historical stock price volatility over the past years.

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

The exercise price of the options was determined and approved by the Company's board of directors.

(7)	Fair value of underlying ordinary shares

The fair value of ADSs representing its ordinary shares on the grant date is determined by the closing trade price of ordinary shares at the grant date.

China digital tv holding co., lTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(U.S. dollars in thousands, except share and per share data)

18.	SHARE-BASED COMPENSATION - continued

(a)	Option granted by the Company - continued

Option exercise - continued

A summary of stock option activity is as follows:

		Weighted average
	Number of options	exercise price

Options outstanding as of January 1, 2014	5,144,133	$1.53
Exercised	(556,417)	1.21
Forfeited	(47,878)	1.48

Options outstanding as of December 31, 2014	4,539,838	1.57
Exercised	(468,427)	1.50
Forfeited	(22,438)	1.07

Options outstanding as of December 31, 2015	4,048,973	1.58

Options vested and expected to vest as of December 31, 2015	4,048,341	1.58

Options exercisable as of December 31, 2015	4,027,921	1.59

The following table summarizes information with respect to share options outstanding at December 31, 2015:

				Weighted-average
	Weighted-average	Number	Number	remaining	Intrinsic
	exercise price	outstanding	exercisable	contractual life	value

Scheme III	$0.01	211	211	0.92 years	$1.73
Scheme V	2.53	229,468	229,468	2.76 years	-
Scheme VI	3.73	260,554	260,554	3.42 years	-
Scheme IX	1.54	1,000,000	1,000,000	4.89 years	0.20
Scheme X	1.54	1,424,782	1,424,782	5.37 years	0.20
Scheme XI	1.54	333,917	333,917	4.60 years	0.20
Scheme XII	1.54	69,875	69,875	5.88 years	0.20
Scheme XIII	0.68	730,166	709,114	6.92 years	1.06
		4,048,973	4,027,921

China digital tv holding co., lTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(U.S. dollars in thousands, except share and per share data)

18.	SHARE-BASED COMPENSATION - continued

(a)	Option granted by the Company - continued

Option exercise - continued

The weighted-average grant-date fair value of options granted in 2013 was $1.14. There were no options granted during 2014 and 2015.

The aggregate intrinsic value of options outstanding and exercisable as of December 31, 2015 was $1,340 and $1,318 respectively. The total intrinsic value of options exercised during the years ended December 31, 2013, 2014 and 2015 was $27, $1,027 and $1,250, respectively.

A summary of unvested stock option activity as of December 31, 2015, and changes during the year ended December 31, 2015 are presented below:

		Weighted average
Unvested Stock Option	Number of Shares	Grant-date Fair Value

Unvested at January 1, 2015	293,593	$1.15
Vested	(260,374)	1.15
Forfeited	(12,167)	1.09
Unvested at December 31, 2015	21,052	$1.15

The Company recorded the share-based compensation expense of $2,191, $736 and $80 for the years ended December 31, 2013, 2014 and 2015, respectively.

As of December 31, 2015, total unrecognized compensation expense related to the unvested share options was $1, which is expected to be recognized over a weighted-average period of 0.08 years according to the graded vesting schedule. Total fair value of stock options vested during the years ended December 31, 2013, 2014 and 2015 was $3,138, $2,452 and $299, respectively.

China digital tv holding co., lTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(U.S. dollars in thousands, except share and per share data)

18.	SHARE-BASED COMPENSATION - continued

(b)	Options granted by Cyber Cloud

On January 18, 2012, Cyber Cloud, a majority-owned subsidiary of the Company, approved the Cyber Cloud 2012 Stock Incentive Plan, under which Cyber Cloud granted 551,000 options to its employees. The share option plan has a term of ten years, which will expire on January 17, 2022 unless terminated earlier by its shareholders and board of directors. The exercise price of the options is $0.17 per share.

On January 31, 2013, Cyber Cloud approved the Cyber Cloud 2013 Stock Incentive Plan, under which Cyber Cloud granted 613,000 options to its employees. The share option plan has a term of ten years, which will expire on January 30, 2023 unless terminated earlier by its shareholders and board of directors. The exercise price of the options is $0.16 per share.

On April 1, 2015, Cyber Cloud approved the Cyber Cloud 2015 Stock Incentive Plan, under which Cyber Cloud granted 542,000 options to its employees. The share option plan has a term of ten years, which will expire on March 31, 2025 unless terminated earlier by its shareholders and board of directors. The exercise price of the options is $0.16 per share.

The following table summarizes the Cyber Cloud's share option activities with employees:

		Weighted average
	Number of options	exercise price

Options outstanding as of January 1, 2014	729,000	$0.17
Forfeited	(83,000)	0.17

Options outstanding as of December 31, 2014	646,000	0.17
Granted	542,000	0.16
Forfeited	(77,000)	0.16

Options outstanding as of December 31, 2015	1,111,000	0.16

Options vested and expected to vest as of December 31, 2015	1,095,285	0.16

Options exercisable as of December 31, 2015	614,979	0.16

Management used Binomial model to estimate the fair value of the following options granted in the years ended December 31, 2013 and 2015 on their respective grant date with the following assumptions:

	Expected	Risk-free	Expected	Expected
	volatility range	interest rate range	life	dividends

Options granted under 2013 Stock Incentive Plan	47.10%	3.61%	10 years	-
Options granted under 2015 Stock Incentive Plan	51.00%	1.87%	10 years	-

China digital tv holding co., lTD.

The fair value of the option at the grant date was $0.16 and $0.16 for each option granted under 2013 and 2015 Stock Incentive Plan, respectively.

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

The exercise price of the options was determined and approved by Cyber Cloud's board of directors.

(7)	Fair value of underlying ordinary shares

The estimated fair value of the ordinary shares underlying the options as of the grant date was determined based on a retrospective valuation.

China digital tv holding co., lTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(U.S. dollars in thousands, except share and per share data)

(b)	Option granted by Cyber Cloud - continued

Vesting schedule: all options will vest equally in 48 months after the grant date.

Cyber Cloud recorded share-based compensation expense of $49, $23 and $40 for the years ended December 31, 2013, 2014 and 2015, respectively.

As of December 31, 2015, total unrecognized compensation expense related to the unvested share options was $46, which is expected to be recognized over a weighted-average period of 1.14 years according to the graded vesting schedule.

China digital tv holding co., lTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(U.S. dollars in thousands, except share and per share data)

18.	SHARE-BASED COMPENSATION - continued

(c)	Option granted by Joysee

On February 17, 2012, Joysee, a majority-owned subsidiary of the Company, approved the Joysee 2012 Stock Incentive Plan, under which Joysee granted 520,000 options to its employees. The share option plan has a term of ten years, which will expire on February 16, 2022 unless terminated earlier by its shareholders and board of directors. The options will vest equally in 4 years after the grant date. The exercise price of the options is $0.17 per share. There were no share options granted under Joysee 2012 stock Incentive Plan outstanding as of December 31, 2015.

The following table summarizes the Joysee's share option activities with employees:

		Weighted average
	Number of options	exercise price

Options outstanding as of January 1, 2014	433,000	$0.17
Forfeited	(414,000)	0.17

Options outstanding as of December 31, 2014	19,000	0.17
Forfeited	(19,000)	0.17

Options outstanding as of December 31, 2015	-	-

Options vested and expected to vest as of December 31, 2015	-	-

Options exercisable as of December 31, 2015	-	-

For above options granted under Joysee's stock incentive plan, Joysee recorded share-based compensation expense of $31 for the year ended December 31, 2013, and reversed share-based compensation expense of $23 and $2 for the years ended December 31, 2014 and 2015, respectively, to reflect the actual forfeiture.

China digital tv holding co., lTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(U.S. dollars in thousands, except share and per share data)

19.	MAINLAND CHINA CONTRIBUTION PLAN

Full time employees of the Group in the PRC participate in a government-mandated multiemployer defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. PRC labor regulations require the Group to accrue for these benefits based on certain percentages of the employees' salaries. The total contribution for such employee benefits was $5,712, $5,763and $5,484 for the years ended December 31, 2013, 2014 and 2015, respectively.

20.	COMMITMENTS AND CONTINGENCIES

Operating lease commitment

The Group has operating lease agreements principally for its office spaces in the PRC. These leases expire through 2016 and are renewable upon negotiation. Rental expense under operating leases for the years ended December 31, 2013 and 2014 and 2015 was $2,864, $2,300 and $2,296 respectively.

Future minimum lease payments under non-cancelable operating lease agreements are as follows:

2016	$739
$739

Purchase commitments

As of December 31, 2015, the Group has purchase commitments of $3,756, mainly for services and products.

China digital tv holding co., lTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(U.S. dollars in thousands, except share and per share data)

21.	NONCONTROLLING INTEREST

	Cyber Cloud	Joysee	Super Movie	Total
			(Note c)

Balance as of January 1, 2013	$171	$2,537	$(3)	$2,705
Share-based compensation	5	11	-	16
Net (loss)/income	(209)	(1,626)	3	(1,832)
Foreign currency translation adjustment	2	45	-	47

Balance as of December 31, 2013	(31)	967	-	936
Share-based compensation	4	(15)	-	(11)
Partial disposal of Joysee's equity (Note b)	-	215	-	215
Transfer of noncontrolling interest-Cyber Cloud (Note a)	1,160	-	-	1,160
Net loss	(620)	(1,105)	-	(1,725)
Foreign currency translation adjustment	9	(19)	-	(10)

Balance as of December 31, 2014	522	43	-	565
Share-based compensation	12	-	-	12
Capital injection by noncontrolling interests (Note d)	741	-	-	741
Acquisition of noncontrolling interests of Joysee (Note e)	-	(59)	-	(59)
Net (loss)/income	(972)	72	-	(900)
Foreign currency translation adjustment	(30)	(3)	-	(33)

Balance as of December 31, 2015	$273	$53	$-	$326

The following summarized the effects of changes in the Group's ownership interests in its subsidiaries on the Group's equity:

	For the years ended December 31,
	2013	2014	2015

Net income attributable to the Company	$24,408	$20,890	$1,528

Transfers from the noncontrolling interest
Decrease in the Group's additional paid-in capital for transfer of noncontrolling interest in Joysee (Note b)	-	(215)	-
Increase in the Group's additional paid-in capital for transfer of noncontrolling interest in Cyber Cloud (Note a)	-	1,381
Increase in the Group's additional paid-in capital from capital injection of noncontrolling interest in Cyber Cloud (Note d)	-	-	1,531
Increase in the Group's additional paid-in capital for acquisition of noncontrolling interest in Joysee (Note e)	-	-	12

Net transfers from noncontrolling interest	-	1,166	1,543

Changes from net income attributable to the Company and transfers from noncontrolling interest	$24,408	$22,056	$3,071

China digital tv holding co., lTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(U.S. dollars in thousands, except share and per share data)

21.	NONCONTROLLING INTEREST – continued

a.	Pursuant to a series of agreements dated April 30, 2014, Cyber Cloud acquired 100% equity interest in Xinsi Yijia from Yuewu Yuntian and Holch Capital, and in exchange, Yuewu Yuntian and Holch Capital obtained certain noncontrolling interests in Cyber Cloud. Moreover, Super TV transferred its remaining equity interest in Cyber Cloud to CSM Holdings, a subsidiary of the Company. As a result of these transactions, CSM Holdings, Yuewu Yuntian and Holch Capital held 75%, 15% and 10% of the equity interest in Cyber Cloud, respectively (Note 5(a)).

b.	Pursuant to agreements dated June 20, 2014, the Group transferred 17.9% equity interests in Joysee to Beijing Ying Zhi Cheng Technology Co., Ltd. ("Ying Zhi Cheng Technology"), an entity that is held mainly by employees of Joysee and who held 5.2% of the equity interest in Joysee before the equity transfer. As a result of this transaction, the Group, Ying Zhi Cheng Technology and Intel Semiconductor (Dalian) Ltd. ( "Intel"), held 46.9%, 23.1% and 30% of the equity interests in Joysee, respectively. According to the article of association of Joysee, N-S Information Technology is entitled to recommend for appointment three out of the five members to the board of directors of Joysee, and has the power to determine all the major financial and operating decisions of Joysee. Accordingly, after the transfer, the Group continues to have the ability to control Joysee. The Group has accounted for the transfer of equity interest as stock based compensation. Stock based compensation of $963 has been recorded for the year ended December 31, 2014 accordingly.

c.	On November 7, 2013, Beijing Super Movie Technology Co., Ltd. ("Super Movie") was dissolved.

d.	In June 2015, the Group obtained the approval from relevant PRC governmental authority for the capital contribution from Gehua to Cyber Cloud. As a result of the capital injection, the Group, Yuewu Yuntian, Gehua and Holch Capital held 67.5%, 13.5%, 10% and 9% of the equity interest in Cyber Cloud, respectively.

e.	In September 2015, N-S Information Technology purchased the 30% of the equity interest in Joysee held by Intel. As a result of this transaction, the Group and Ying Zhi Cheng Technology held 76.9% and 23.1% of the equity interest in Joysee, respectively.

China digital tv holding co., lTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(U.S. dollars in thousands, except share and per share data)

22.	RELATED PARTY BALANCES AND TRANSACTIONS

In the years ended December 31, 2013, 2014 and 2015, the Group purchased certain media information system amounting to $27, $66 and $82, respectively, from Rujia. As of December 31, 2014 and 2015, the amounts due to Rujia were $10 and $44, respectively, and the amounts due from Rujia for guarantee deposit were $24 and $23, respectively.

Pursuant to a series of agreements, dated April 30, 2014, Super TV transferred a portion of its equity interest in Cyber Cloud to Yuewu Yuntian, an entity in which the Chief Technology Officer, at that time, of the Company was able to exercise significant influence. Concurrently, Yuewu Yuntian transferred its equity interest in Xinsi Yijia to Cyber Cloud (Note 21(a)).

23.	STATUTORY RESERVES AND RESTRICTED NET ASSETS

As stipulated by the relevant law and regulations in the PRC, the Company's subsidiaries in the PRC are required to maintain non-distributable statutory reserves. Appropriations to the statutory reserves are required to be made at 10% of profit after taxes as reported in these entities' statutory financial statements prepared under PRC GAAP. Once appropriated, these amounts are not available for future distribution to owners or shareholders. Once the statutory reserves are accumulated to 50% of these entities' registered capital, these entities can choose not to provide further statutory reserves. The statutory reserves may be applied against prior year losses, if any, and may be used for general business expansion and production and an increase in registered capital of these entities. Amounts contributed to the statutory reserves were $51, $70 and $384 for 2013, 2014 and 2015, respectively.

Relevant PRC laws and regulations restrict the foreign invested enterprises ("FIE") and VIEs established in the PRC from transferring a portion of their net assets to the Company in the form of loans, advances or cash dividends.

Based on the Company’s group structure and as advised by the Company’s PRC legal counsel, the registered capital of the Company’s FIE s and its consolidated VIEs(all of which are domestic PRC entities) may be reduced as approved by their respective shareholders, subject to the minimum registered capital requirements under PRC law and after repayment of or provision for guarantees of debt as required by creditor (if any), and any excess registered capital after such reduction ("Excess Capital") may be transferred to such shareholders within the PRC without the consent of a third party pursuant to relevant PRC laws, rules and regulations. Such Excess Capital may be transferred to the FIE, which could in turn transfer it to the parent of the FIE (a non-PRC entity) and then ultimately transferred to the Company in the form of dividend distributions.

As a result, the Company’s restricted net assets (which consist of the registered capital of the FIE and the minimum required registered capital of the FIE’s subsidiaries and the VIE, together with the statutory reserve, attributable to the Company) was $62,755 as of December 31, 2015.

24.	SUBSEQUENT EVENTS

On April 14, 2016, the Company’s Board of Directors declared a special cash dividend of US$0.20 per ordinary share, which will be paid to all shareholders of record as of the close of business on April 29, 2016. The dividend is expected to be paid after regulatory approval from the State Administration of Foreign Exchange in China.

On April 14, 2016, the Company’s Board of Directors approved a plan to list its subsidiary Super TV separately on the National Equities Exchange and Quotations, an emerging over-the-counter market in China (the “NEEQ”) without a public offering. Prior to the listing, certain executive officers and employees will make a capital injection to Super TV and own approximately 10% of equity interest of Super TV and the Group will own approximately 90% of the outstanding equity interest of Super TV.

China digital tv holding co., lTD.

Additional Information-Financial Statement Schedule I

Condensed Financial Information of Parent Company

BALANCE SHEETS

(U.S. dollars in thousands)

	As of December 31,
	2014	2015
ASSETS

Current assets:
Cash and cash equivalents	$2,482	$1,551
Accounts due from subsidiaries and VIE -current	1,821	967
Dividend receivable	6,001	6,001
Prepaid expenses and other current assets	17	189
Deferred income taxes – current	-	69

Total current assets	10,321	8,777
Accounts due from subsidiaries and VIE-non-current	1,090	1,151
Investment in subsidiaries and VIE	91,449	92,480
Deferred income tax assets non-current	138	52

Total assets	$102,998	$102,460

TOTAL LIABILITIES AND EQUITY

Current liabilities:
Accrued expenses and other current liabilities	902	577
Deferred revenue-current	634	403

Total current liabilities	1,536	980

Total Liabilities	1,536	980

Equity:
Ordinary shares	30	30
Additional paid-in capital	35,639	37,988
Retained earnings	40,284	41,812
Accumulated other comprehensive income	25,509	21,650

Total shareholders' equity	101,462	101,480

TOTAL LIABILITIES AND EQUITY	$102,998	$102,460

China digital tv holding co., lTD.

Additional Information-Financial Statement Schedule I

Condensed Financial Information of Parent Company

STATEMENTS OF COMPREHENSIVE INCOME

(U.S. dollars in thousands)

	For the years ended December 31,
	2013	2014	2015

Operating expenses	$(2,388)	$(2,554)	$(702)
Interest income	15	4	-
Equity in earnings of subsidiaries and VIE	26,985	23,528	2,535

Net income before provision for income taxes	24,612	20,978	1,833

Provision for income taxes	(204)	(88)	(305)

Net income attributable to ordinary shareholders	$24,408	$20,890	$1,528

Other comprehensive income/(loss), net of tax
Foreign currency translation adjustment	2,857	(3,431)	(3,859)

Comprehensive income (loss) attributable to ordinary shareholders	$27,265	$17,459	$(2,331)

China digital tv holding co., lTD.

Additional Information-Financial Statement Schedule I

Condensed Financial Information of Parent Company

STATEMENTS OF CASH FLOWS

(U.S. dollars in thousands, except share and per share data)

	For the years ended December 31,
	2013	2014	2015

Net cash provided by/(used in) operating activities	$76,120	$27,294	$(1,631)

Net cash (used in)/provided by financing activities	(76,884)	(28,966)	700

NET DECREASE IN CASH AND CASH EQUIVALENTS	(764)	(1,672)	(931)
CASH AND CASH EQUIVALENTS, BEGINNING OF THE YEAR	4,918	4,154	2,482

CASH AND CASH EQUIVALENTS, END OF THE YEAR	$4,154	$2,482	$1,551

China digital tv holding co., lTD.

Additional Information-Financial Statement Schedule I

Condensed Financial Information of Parent Company

NOTES TO THE FINANCIAL STATEMENTS

(U.S. dollars in thousands, except share and per share data)

1.	Schedule I has been provided pursuant to the requirements of Rule 12-04(a) and 5-04(c) of Regulation S-X, which require condensed financial information as to the financial position, changes in financial position and results of operations of a parent company as of the same dates and for the same periods for which audited consolidated financial statements have been presented when the restricted net assets of consolidated subsidiaries exceed 25 percent of consolidated net assets as of the end of the most recently completed fiscal year.

2.	The condensed financial information of China Digital TV Holding Co., Ltd. has been prepared using the same accounting policies as set out in the accompanying consolidated financial statements except that the equity method has been used to account for investments in its subsidiaries.

3.	Certain information and footnote disclosures normally included in financial statements prepared in accordance with U.S. GAAP have been condensed or omitted. The footnote disclosures contain supplemental information relating to the operations of the Company and, as such, these statements should be read in conjunction with the notes to the consolidated financial statements of the Group.

4.	As of December 31, 2015, there were no material contingencies, significant provisions of long-term obligations, mandatory dividend or redemption requirements of redeemable stocks or guarantees of the Company, except for those which have been separately disclosed in the consolidated financial statements, if any.

5.	$77,500, $30,000 and nil of cash dividends were paid to the Company by its subsidiary in the years ended December 31, 2013, 2014 and 2015.

EXHIBIT INDEX

Number	Description of Exhibit

1.1(1)	Second Amended and Restated Memorandum and Articles of Association of China Digital TV Holding Co., Ltd.

2.1(1)	Specimen of Share Certificate.

2.2(1)	Form of Deposit Agreement, including form of American Depositary Receipts.

2.3(1)	First Amended and Restated Shareholders Agreement of China Digital TV Holding Co., Ltd., dated September 13, 2007, among Novel-Tongfang Information Engineering Co., Ltd., Beijing Novel-Tongfang Digital TV Technology Co., Ltd., China Digital TV Technology Co., Ltd., China Capital Investment Holdings Limited, China Cast Investment Holdings Limited, SB Asia Infrastructure Fund L.P., Capital International Private Equity Fund IV, L.P., CGPE IV, L.P. and certain other shareholders.

4.1(1)	Asset Transfer Agreement, dated June 7, 2004, between Beijing Novel-Tongfang Digital TV Technology Co., Ltd. and Novel-Tongfang Information Engineering Co., Ltd.

4.2(1)	Equity Transfer Agreement, dated June 7, 2004, between Beijing Novel-Tongfang Digital TV Technology Co., Ltd. and Novel-Tongfang Information Engineering Co., Ltd. and related (i) Equity Entrustment Agreement, dated September 10, 2004, and (ii) Equity Purchase Entrustment Agreement, dated April 1, 2004, both between the same parties.

4.3(1)	Asset Purchase Agreement, dated June 8, 2004, between Beijing Novel-Tongfang Digital TV Technology Co., Ltd. and Beijing Super TV Co., Ltd.

4.4(1)	Equity Transfer Agreement, dated August 4, 2006, between Novel-Tongfang Information Engineering Co., Ltd. and Beijing Novel-Tongfang Digital TV Technology Co., Ltd. and related Equity Transfer Agreement, dated March 15, 2007, among Novel-Tongfang Information Engineering Co., Ltd., Beijing Novel-Tongfang Digital TV Technology Co., Ltd. and Panasonic Corporation of China.

4.5(1)	Asset Transfer Agreement, dated August 5, 2006, between Novel-Tongfang Information Engineering Co., Ltd. and Beijing Novel-Tongfang Digital TV Technology Co., Ltd. and the Supplemental Agreement thereto, dated April 6, 2007.

4.6(1)	Trademark Licensing Agreement entered into in March 2007 between Beijing Novel-Tongfang Information Engineering Co., Ltd. and Beijing Novel-Tongfang Digital TV Technology Co., Ltd.

4.7(1)	Equipment Leasing Agreement, dated June 7, 2004, between Beijing Novel-Tongfang Digital TV Technology Co., Ltd. and Beijing Super TV Co., Ltd.

4.8(1)	Technical Support and Related Service Agreement, dated June 7, 2004, between Beijing Novel-Tongfang Digital TV Technology Co., Ltd. and Beijing Super TV Co., Ltd.

4.9(1)	Technology License Agreement, dated June 7, 2004, between Beijing Novel-Tongfang Digital TV Technology Co., Ltd. and Beijing Super TV Co., Ltd.

4.10(1)	Technology Development Agreement, dated June 7, 2004, between Beijing Novel-Tongfang Digital TV Technology Co., Ltd. and Beijing Super TV Co., Ltd.

4.11(1)	Products and Software Purchase Agreement, dated June 7, 2004, between Beijing Novel-Tongfang Digital TV Technology Co., Ltd. and Beijing Super TV Co., Ltd.

4.12(3)	Letter of Consent, dated April 30, 2009, issued by Beijing Super TV Co., Ltd. to Beijing Novel-Super Digital TV Technology Co., Ltd.

4.13(3)	Equity Transfer Agreement, dated June 20, 2008 between Wei Gao and Junming Wu for Beijing Novel-Super Digital TV Technology Co., Ltd.

4.14(3)	Equity Transfer Agreement, dated November 24, 2008, between Novel-Tongfang Information Engineering Co., Ltd. and Shizhou Shen for Beijing Novel-Super Digital TV Technology Co., Ltd.

4.15(3)	Equity Transfer Agreement, dated November 24, 2008, between Novel-Tongfang Information Engineering Co., Ltd. and Lei Zhang for Beijing Novel-Super Digital TV Technology Co., Ltd.

4.16	Equity Transfer Option Agreement, dated June 7, 2004, among Beijing Super TV Co., Ltd., Novel-Tongfang Information Engineering Co., Ltd. and Li Yang(1); the Supplemental Agreement thereto, dated September 1, 2005, among Beijing Super TV Co., Ltd., Novel-Tongfang Information Engineering Co., Ltd., Li Yang and Beijing Novel-Tongfang Digital TV Technology Co., Ltd.(1); the No. 2 Supplemental Agreement thereto, dated August 18, 2007, among Beijing Super TV Co., Ltd., Novel-Tongfang Information Engineering Co., Ltd., Li Yang, Beijing Novel-Tongfang Digital TV Technology Co., Ltd. and Wei Gao(1); the No. 3 Supplemental Agreement thereto, dated June 20, 2008, among Beijing Super TV Co., Ltd., Beijing Novel-Super Digital TV Technology Co., Ltd., Novel-Tongfang Information Engineering Co., Ltd., Wei Gao and Junming Wu(3); the No. 4 Supplemental Agreement thereto, dated November 24, 2008, among Beijing Super TV Co., Ltd., Beijing Novel-Super Digital TV Technology Co., Ltd., Novel-Tongfang Information Engineering Co., Ltd., Junming Wu, Lei Zhang and Shizhou Shen(3); and the No. 5 Supplemental Agreement thereto, dated July 11, 2011, among Beijing Super TV Co., Ltd., Beijing Novel-Super Digital TV Technology Co., Ltd., Junming Wu, Lei Zhang, Shizhou Shen, Wenjun Wang and Tianxing Wang(6).

4.17(1)	Share Pledge Agreement, dated September 1, 2005, between Novel-Tongfang Information Engineering Co., Ltd. and Beijing Super TV Co., Ltd.

4.18(3)	Termination Agreement of Share Pledge, dated November 24, 2008, between Beijing Super TV Co., Ltd. and Novel-Tongfang Information Engineering Co., Ltd.

4.19	Share Pledge Agreement, dated September 1, 2005, between Li Yang and Beijing Super TV Co., Ltd.(1); the Supplemental Agreement thereto, dated August 18, 2007, among Li Yang, Beijing Super TV Co., Ltd. and Wei Gao(1); the No. 2 Supplemental Agreement thereto, dated June 20, 2008, among Beijing Super TV Co., Ltd., Wei Gao and Junming Wu(3); and the Share Pledge Termination Agreement, dated July 11, 2011 between Beijing Super TV Co., Ltd. and Junming Wu(6).

4.20(3)	Share Pledge Agreement, dated November 24, 2008, between Shizhou Shen and Beijing Super TV Co., Ltd.

4.21(3)	Share Pledge Agreement, dated November 24, 2008, between Lei Zhang and Beijing Super TV Co., Ltd.

4.22	Business Operating Agreement, dated September 1, 2005, among Beijing Super TV Co., Ltd., Novel-Tongfang Information Engineering Co., Ltd., Li Yang and Beijing Novel-Tongfang Digital TV Technology Co., Ltd.(1); the Supplemental Agreement thereto, dated August 18, 2007, among Beijing Super TV Co., Ltd., Novel-Tongfang Information Engineering Co., Ltd., Li Yang, Beijing Novel-Tongfang Digital TV Technology Co., Ltd. and Wei Gao(1); the No. 2 Supplemental Agreement thereto, dated June 20, 2008, among Beijing Super TV Co., Ltd., Beijing Novel-Super Digital TV Technology Co., Ltd., Novel-Tongfang Information Engineering Co., Ltd., Wei Gao and Junming Wu(3); the No. 3 Supplemental Agreement thereto, dated November 24, 2008, among Beijing Super TV Co., Ltd., Beijing Novel-Super Digital TV Technology Co., Ltd., Novel-Tongfang Information Engineering Co., Ltd., Junming Wu, Lei Zhang and Shizhou Shen(3); and the No. 4 Supplemental Agreement thereto, dated July 11, 2011, among Beijing Super TV Co., Ltd., Beijing Novel-Super Digital TV Technology Co., Ltd., Junming Wu, Lei Zhang, Shizhou Shen, Wenjun Wang and Tianxing Wang(6).

4.23(1)	Power of Attorney, dated September 1, 2005, of Novel-Tongfang Information Engineering Co., Ltd.

4.24(1)	Power of Attorney, dated August 18, 2007, of Wei Gao.

4.25(3)	Power of Attorney, dated June 20, 2008, of Junming Wu.

4.26(3)	Power of Attorney, dated November 24, 2008, of Shizhou Shen.

4.27(3)	Power of Attorney, dated November 24, 2008, of Lei Zhang.

4.28(1)	Entrusted Loan Agreement, dated August 23, 2004, among Beijing Super TV Co., Ltd., Beijing Novel-Tongfang Digital TV Technology Co., Ltd. and Bank of Beijing, Shangdi Branch.

4.29(1)	Entrusted Loan Agreement, dated July 13, 2004, among Beijing Super TV Co., Ltd., Novel-Tongfang Information Engineering Co., Ltd. and Bank of Beijing, Shangdi Branch.

4.30(1)	Entrusted Loan Agreement, dated August 25, 2005, among Beijing Super TV Co., Ltd., Novel-Tongfang Information Engineering Co., Ltd. and Bank of Beijing, Shangdi Branch.

4.31(1)	Loan Agreement, dated April 4, 2007, between Beijing Super TV Co., Ltd. and Novel-Tongfang Information Engineering Co., Ltd. and the related Entrusted Loan Agreement, dated April 12, 2007, among Beijing Super TV Co., Ltd., Novel-Tongfang Information Engineering Co., Ltd. and Bank of Beijing, Shangdi Branch.

4.32(3)	Loan Agreement, dated November 24, 2008, between Shizhou Shen and Beijing Super TV Co., Ltd.

4.33(3)	Loan Agreement, dated November 24, 2008, between Lei Zhang and Beijing Super TV Co., Ltd.

4.34(1)	Service Agreement, dated April 2, 2007, between Novel-Tongfang Information Engineering Co., Ltd. and Beijing Novel-Tongfang Digital TV Technology Co., Ltd.

4.35(1)	Interest Payment Agreement, dated November 30, 2006, between Beijing Novel-Tongfang Digital TV Technology Co., Ltd. and Beijing Super TV Co., Ltd.

4.36(1)	Form of Property Lease Agreement.

4.37(1)	Fixed Assets Transfer Agreement, dated March 28, 2007, between Beijing Novel-Tongfang Digital TV Technology Co., Ltd. and Beijing Super TV Co., Ltd.

4.38(1)	Form of Employment Agreement and related Form of Agreement on Confidentiality and Intellectual Property.

4.39(1)	Form of Non-Disclosure, Non-Competition, Commitment and Proprietary Information Agreement.

4.40(1)	Form of Indemnification Agreement for Directors.

4.41(1)	Amended and Restated 2005 Stock Incentive Plan of China Digital TV Holding Co., Ltd. and form of share option agreement.

4.42††(1)	Cooperation Agreement, dated January 5, 2007, between Beijing Novel-Tongfang Digital TV Technology Co., Ltd. and Jiangsu Qingda Science and Technology Industries Co., Ltd.

4.43(1)	Cooperation Agreement, dated July 18, 2007, between Beijing Novel-Tongfang Digital TV Technology Co., Ltd. and China Electronics Smart Card Co., Ltd.

4.44(1)	2008 Stock Incentive Plan of China Digital TV Holding Co., Ltd.

4.45(2)	Agreement for Equity Transfer of Beijing Novel-Super Digital TV Technology Co., Ltd., dated December 2007, between China Digital TV Technology Co., Ltd. and Golden Benefit Technology Co., Ltd.

4.46(3)	Intellectual Property Transfer Agreement, dated August 13, 2008, between Novel-Tongfang Information Engineering Co., Ltd. and Beijing Super TV Co., Ltd.

4.47(3)	Equity Transfer Agreement, dated October 5, 2008, between Beijing Super TV Co., Ltd. and Beijing Novel-Super Digital TV Technology Co., Ltd.

4.48(3)	Framework Agreement for Purchase of Computer Chips, dated December 12, 2008, between Beijing Super TV Co., Ltd. and Beijing Novel-Super Digital TV Technology Co., Ltd.

4.49(4)	Framework Agreement for Sale of Software Products, dated July 14, 2009, between Beijing Super TV Co., Ltd. and Beijing Novel-Super Digital TV Technology Co., Ltd.

4.50(4)	Equity Transfer Agreement, dated February 26, 2010, between Beijing Novel-Super Digital TV Technology Co., Ltd. and Beijing Shi Xun Hu Lian Technology Co., Ltd.

4.51(5)	Shareholders’ Agreement, dated December 1, 2010, between Beijing Super TV Co., Ltd. and Beijing Yuewu Yuntian Software Technology Ltd.

4.52(5)	Shareholders’ Agreement, dated April 29, 2011, between Beijing Super TV Co., Ltd. and Beijing Ying Zhi Cheng Technology Co., Ltd.

4.53(5)	2010 Stock Incentive Plan of China Digital TV Holding Co., Ltd.

4.54(6)	Loan Agreement, dated July 11, 2011, between Lei Zhang and Beijing Super TV Co., Ltd.

4.55(6)	Loan Agreement, dated July 11, 2011, between Tianxing Wang and Beijing Super TV Co., Ltd.

4.56(6)	Loan Agreement, dated July 11, 2011, between Wenjun Wang and Beijing Super TV Co., Ltd.

4.57(6)	Capital Increase and Equity Transfer Agreement, dated July 11, 2011, between Junming Wu, Lei Zhang, Shizhou Shen, Wenjun Wang, Tianxing Wang and Beijing Novel-Super Digital TV Technology Co., Ltd.

4.58(6)	Power of Attorney, dated July 11, 2011, of Lei Zhang.

4.59(6)	Power of Attorney, dated July 11, 2011, of Shizhou Shen.

4.60(6)	Power of Attorney, dated July 11, 2011, of Tianxing Wang.

4.61(6)	Power of Attorney, dated July 11, 2011, of Wenjun Wang.

4.62(6)	Share Pledge Agreement, dated July 11, 2011, between Lei Zhang and Beijing Super TV Co., Ltd.

4.63(6)	Share Pledge Agreement, dated July 11, 2011, between Shizhou Shen and Beijing Super TV Co., Ltd.

4.64(6)	Share Pledge Agreement, dated July 11, 2011, between Tianxing Wang and Beijing Super TV Co., Ltd.

4.65(6)	Share Pledge Agreement, dated July 11, 2011, between Wenjun Wang and Beijing Super TV Co., Ltd.

4.66(6)	Written Undertaking, dated November 22, 2011, among Beijing Super TV Co., Ltd., Beijing Novel-Super Digital TV Technology Co., Ltd., Lei Zhang, Shizhou Shen, Wenjun Wang and Tianxing Wang.

4.67(6)	Power of Attorney, dated January 16, 2012, of Lei Zhang.

4.68(6)	Power of Attorney, dated January 16, 2012, of Shizhou Shen.

4.69(6)	Power of Attorney, dated January 16, 2012, of Tianxing Wang.

4.70(6)	Power of Attorney, dated January 16, 2012, of Wenjun Wang.

4.71(6)	Share Pledge Agreement, dated January 16, 2012, between Lei Zhang and Beijing Super TV Co., Ltd.

4.72(6)	Share Pledge Agreement, dated January 16, 2012, between Shizhou Shen and Beijing Super TV Co., Ltd.

4.73(6)	Share Pledge Agreement, dated January 16, 2012, between Tianxing Wang and Beijing Super TV Co., Ltd.

4.74(6)	Share Pledge Agreement, dated January 16, 2012, between Wenjun Wang and Beijing Super TV Co., Ltd.

4.75(6)	Supplemental Agreement to Loan Agreements, dated January 16, 2012, among Beijing Super TV Co., Ltd., Lei Zhang, Shizhou Shen, Wenjun Wang and Tianxing Wang.

4.76(6)	Supplemental Agreement, dated February 9, 2012, among Beijing Super TV Co., Ltd., Beijing Novel-Super Digital TV Technology Co., Ltd., Lei Zhang, Shizhou Shen, Wenjun Wang and Tianxing Wang.

4.77(6)	Cooperation Termination Agreement, dated November 9, 2011, between Dongguan SuperTV Video Info Co., Ltd. and the Dongguan branch of the Guangdong Broadcasting TV Network Co., Ltd.

4.78(6)	Capital Increase Agreement, dated May 24, 2011, among Beijing Super TV Co., Ltd., Beijing Novel-Super Digital TV Technology Co., Ltd., Ying Zhi Cheng Technology Co., Ltd. and Beijing Joysee Technology Co., Ltd.

4.79(6)	First Amendment to First Amended and Restated Shareholders Agreement of China Digital TV Holding Co., Ltd., dated June 14, 2011, among China Digital TV Technology Co., Ltd., Beijing Novel-Super Digital TV Technology Co., Ltd., China Cast Investment Holdings Limited, SB Asia Infrastructure Fund L.P., Capital International Private Equity Fund IV, L.P., CGPE IV, L.P. and certain other shareholders.

4.80(7)	China Digital TV Holding Co., Ltd. 2012 Stock Incentive Plan.

4.81(7)	Second Supplemental Agreement to Loan Agreement, dated April 12, 2013, between Beijing Super TV Co., Ltd. and Tianxing Wang.

4.82(8)	Share Transfer Agreement, dated April 30, 2014, among Beijing Yuewu Yuntian Software Technology Ltd., Beijing Holch Capital Investment Center, Beijing Cyber Cloud Co., Ltd. and Beijing Xinsi Yijia Technology Co., Ltd.

4.83(8)	Share Transfer Agreement, dated April 30, 2014, among Beijing Super TV Co., Ltd., China Super Media Holdings Limited, Beijing Yuewu Yuntian Software Technology Ltd., Beijing Holch Capital Investment Center and Beijing Cyber Cloud Co., Ltd.

4.84(8)	Termination Agreement of Existing Contractual Agreements, dated June 20, 2014, among Beijing Super TV Co., Ltd., Beijing Novel-Super Digital TV Technology Co., Ltd., Lei Zhang, Tianxing Wang, Wenjun Wang and Shizhou Shen.

4.85(8)	Termination Agreement of Existing Contractual Agreements, dated April 14, 2015, among Beijing Super TV Co., Ltd. and Beijing Novel-Super Digital TV Technology Co., Ltd.

4.86(8)	Share Transfer Agreement, dated June 20, 2014, among Lei Zhang, Tianxing Wang, Wenjun Wang, Shizhou Shen and Beijing Super TV Co., Ltd.

4.87(9)	Framework Agreement, dated June 13, 2014, among China Digital TV Holding Co., Ltd., Golden Benefit Technology Limited and Cinda Investment Co., Ltd.

4.88(9)	Framework Agreement Amendment, dated October 9, 2014, among China Digital TV Holding Co., Ltd., Golden Benefit Technology Limited and Cinda Investment Co., Ltd.

4.89(9)	Share Transfer Agreement, dated October 9, 2014, among China Digital TV Holding Co., Ltd., China Digital TV Technology Co., Ltd., Golden Benefit Technology Limited, Cinda Investment Co., Ltd. and Shanghai Tongda Venture Capital Co., Ltd.

4.90(8)	Supplementary Share Transfer Agreement, dated October 27, 2014, among China Digital TV Holding Co., Ltd., China Digital TV Technology Co., Ltd., Golden Benefit Technology Limited, Cinda Investment Co., Ltd. and Shanghai Tongda Venture Capital Co., Ltd.

4.91(9)	Profit Compensation Agreement, dated October 9, 2014, among Shanghai Tongda Venture Capital Co., Ltd., Golden Benefit Technology Limited, and China Digital TV Holding Co., Ltd.

4.92(9)	Supplementary Profit Compensation Agreement, dated October 27, 2014, among Shanghai Tongda Venture Capital Co., Ltd., Golden Benefit Technology Limited, and China Digital TV Holding Co., Ltd.

4.93(9)	Share Subscription Agreement, dated October 9, 2014, between Shanghai Tongda Venture Capital Co., Ltd. and Golden Benefit Technology Limited.

8.1	List of Subsidiaries of China Digital TV Holding Co., Ltd.

11.1(1)	Code of Business Conduct and Ethics of China Digital TV Holding Co., Ltd.

12.1	CEO Certification pursuant to Rule 13a - 14(a).

12.2	CFO Certification pursuant to Rule 13a - 14(a).

13.1	CEO Certification pursuant to Rule 13a - 14(b).

13.2	CFO Certification pursuant to Rule 13a - 14(b).

16.1	Letter from Deloitte Touche Tohmatsu Certified Public Accountants LLP with respect to a change of auditors.

23.1	Consent of KPMG Huazhen LLP.

23.2	Consent of Deloitte Touche Tohmatsu Certified Public Accountants LLP.

23.3	Consent of Han Kun, PRC Lawyers.

101.INS	XBRL Instance Document

101.SCH	XBRL Taxonomy Extension Schema Document

101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB	XBRL Taxonomy Extension Label Linkbase Document

101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document

††	Portions of the agreement have been omitted pursuant to a confidential treatment request and have been filed with the SEC separately with a confidential treatment request.

(1)	Previously filed as an exhibit to the Registration Statement on Form F-1 (File No. 333-146072) of China Digital TV Holding Co., Ltd. and incorporated herein by reference thereto.

(2)	Previously filed as an exhibit to the annual report on Form 20-F (File No. 001-33692) of China Digital TV Holding Co., Ltd. filed with the SEC on June 18, 2008 and incorporated herein by reference thereto.

(3)	Previously filed as an exhibit to the annual report on Form 20-F (File No. 001-33692) of China Digital TV Holding Co., Ltd. filed with the SEC on May 20, 2009 and incorporated herein by reference thereto.

(4)	Previously filed as an exhibit to the annual report on Form 20-F (File No. 001-33692) of China Digital TV Holding Co., Ltd. filed with the SEC on April 30, 2010 and incorporated herein by reference thereto.

(5)	Previously filed as an exhibit to the annual report on Form 20-F (File No. 001-33692) of China Digital TV Holding Co., Ltd. filed with the SEC on May 12, 2011 and incorporated herein by reference thereto.

(6)	Previously filed as an exhibit to the annual report on Form 20-F (File No. 001-33692) of China Digital TV Holding Co., Ltd. filed with the SEC on April 17, 2012 and incorporated herein by reference thereto.

(7)	Previously filed as an exhibit to the annual report on Form 20-F (File No. 001-33692) of China Digital TV Holding Co., Ltd. filed with the SEC on April 16, 2013 and incorporated herein by reference thereto.

(8)	Previously filed as an exhibit to the annual report on Form 20-F (File No. 001-33692) of China Digital TV Holding Co., Ltd. filed with the SEC on April 28, 2015 and incorporated herein by reference thereto.

(9)	Previously filed as an exhibit to the report on Form 6-K (File No. 001-33692) of China Digital TV Holding Co., Ltd. filed with the SEC on November 10, 2014 and incorporated herein by reference thereto.