Form 20-F
period 2016-12-31
China Digital TV Holding Co., Ltd.
filed 2017-04-21
CIK 1405503

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2016

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

Commission file number 001-33692

CHINA DIGITAL TV HOLDING CO., LTD.

(Exact name of Registrant as specified in its charter)

N/A	Cayman Islands
(Translation of Registrant's name into English)	(Jurisdiction of incorporation or organization)

Jingmeng High-Tech Building B, 4th Floor

No. 5 Shangdi East Road

Haidian District, Beijing 100085

People's Republic of China

(Address of principal executive offices)

Mr. Nan Hao

China Digital TV Holding Co., Ltd.

Jingmeng High-Tech Building B, 4th Floor

No. 5 Shangdi East Road

Haidian District, Beijing 100085

People's Republic of China

Email: ir@chinadtv.cn

Telephone: (+86 10) 6297 1199

Fax: (+86 10) 6297 5009

(Name, telephone, email and/or facsimile number and address of Company contact person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on which Registered
Ordinary shares, par value US$0.0005 per share*	New York Stock Exchange
American depositary shares, each representing one ordinary share

*	Not for trading, but only in connection with the listing on the New York Stock Exchange of American depositary shares, or ADSs, each representing one ordinary share.

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.

As of December 31, 2016, 60,285,087 ordinary shares, par value US$0.0005 per share, were issued and outstanding.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐ No ☒

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports); and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate website, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act. (Check one):

Large Accelerated Filer ☐ Accelerated Filer ☐ Non-Accelerated Filer ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statement included in this filing:

U.S.	International Financial Reporting Standards as issued	Other

GAAP ☒	by the International Accounting Standards Board ☐	☐

If "Other" has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow. Item 17 ☐ Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

INTRODUCTION

Except where the context otherwise requires and for purposes of this annual report only:

•	"ADSs" refers to our American depositary shares, each of which represents one ordinary share of China Digital TV Holding Co., Ltd., or CDTV Holding;
•	"ADRs" refers to American depositary receipts, which, if issued, evidence our ADSs;
•	"CA" or "CA systems" refers to conditional access systems provided to the PRC's digital television market, which consist of: (1) smart cards that are inserted into set-top boxes at the subscriber's end or terminal end; (2) software installed at the digital television network operator's transmission point, or head end; and (3) licenses for set-top boxes, enabling digital television network operators to control the distribution of content and value-added services to their subscribers and block unauthorized access to their networks;
•	"China" or the "PRC" refers to the People's Republic of China, excluding, for the purposes of this annual report, Hong Kong, Macau and Taiwan;
•	"RMB" or "Renminbi" refers to the legal currency of China;
•	"U.S." or "United States" refers to the United States of America;
•	"U.S. dollars" or "US$" refers to the legal currency of the United States; and
•	"U.S. GAAP" refers to generally accepted accounting principles in the United States.

All references to "CDTV Holding," "we," "us" or "our" include China Digital TV Holding Co., Ltd. and its subsidiaries.

FORWARD-LOOKING STATEMENTS

This annual report contains forward-looking statements, within the meaning of Section 27A of the Securities Act of 1933, as amended, or the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act, with respect to our business, operating results and financial condition as well as our current expectations, assumptions, estimates and projections about our industry. All statements other than statements of historical fact in this annual report are forward-looking statements. These forward-looking statements can be identified by words or phrases such as the words "anticipate," "believe," "estimate," "expect," "intend," "plan," "may," "is/are likely to," "should," "will" and similar expressions. These forward-looking statements include, without limitation, statements relating to:

•	operating results of our continuing business;
•	changes in technology standards and our ability to adapt to these changes;
•	our expectations regarding demand for our products and services;
•	our ability to develop new products and services, and expand our sales, distribution network and other aspects of our operations;
•	expected changes in our revenues, costs and expense items;
•	our ability to effectively protect our intellectual property rights as well as not infringe on the intellectual property rights of others;
•	the competitiveness of our products and services;
•	the level of competition in the cloud computing market;
•	government policies and regulations relating to our business activities;
•	general economic and business conditions in the PRC and elsewhere;
•	our future business development and economic performance;
•	our future business development plans and strategic initiatives;
•	the future expansion of the cloud computing market, and factors driving that growth; and
•	the possibility of our ADSs being delisted from the New York Stock Exchange, or NYSE, and not qualifying for trading on another exchange or market.

These forward-looking statements involve various risks and uncertainties. These forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual results may differ materially from the information contained in the forward-looking statements as a result of a number of factors, including, without limitation, the risk factors set forth in "Item 3. Key Information—D. Risk Factors" and the following:

•	general economic and business conditions in the PRC and elsewhere;

•	governmental, statutory, regulatory or administrative initiatives affecting us;
•	trends in the PRC's cloud computing industry;
•	future profitability of our business and operations;
•	exchange rate fluctuations between the Renminbi and other currencies; and
•	availability of qualified management and technical personnel.

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

Our Selected Consolidated Financial Data

The following selected consolidated financial data should be read in conjunction with "Item 5. Operating and Financial Review and Prospects" and our audited consolidated financial statements and the notes thereto included elsewhere in this annual report on Form 20-F. The selected consolidated statement of operations data for the years ended December 31, 2014, 2015 and 2016, and the selected consolidated balance sheet data as of December 31, 2015 and 2016 set forth below are derived from our audited consolidated financial statements included elsewhere in this annual report. Due to the deconsolidation of Beijing Super TV Co., Ltd., or Beijing Super TV, which we ceased to control on December 29, 2016, the selected consolidated statement of operations data for the years ended December 31, 2012 and 2013 and the selected historical consolidated balance sheet data as of December 31, 2012, 2013 and 2014 set forth below which are derived from our unaudited consolidated financial statements have reflected the impact of retrospective adjustments for discontinued operations.

Our historical consolidated financial statements have been prepared and presented in accordance with U.S. GAAP.

Our historical results for any prior period do not necessarily indicate our results to be expected for any future period.

	For the years ended December 31,
	2012	2013	2014	2015	2016
	( in thousands of U.S. dollars, except share and per share data )
Consolidated Statements of Operations Data:
Net revenues	3,604	2,680	1,915	1,920	4,228
Cost of revenues	3,093	2,378	2,344	1,380	1,517
Gross profit/(loss)	511	302	(429)	540	2,711
Total operating expenses	11,585	9,718	17,197	16,132	12,141
Loss from continuing operations	(11,074)	(9,416)	(17,626)	(15,592)	(9,430)
Interest income	1,234	226	205	104	105
Interest expense	(739)	-	-	-	-
Loss from forward contract	(690)	-	-	-	-
Cost method investment impairment	(4,487)	-	-	-	-
Gain from disposal of an equity method investment	-	-	-	-	95
Other income/(expense)	885	28	(50)	354	1,088
Loss from continuing operations before income tax expenses	(14,871)	(9,162)	(17,471)	(15,134)	(8,142)
Income tax expenses	336	206	81	292	114
Net loss from continuing operations before share of loss on equity method investments	(15,207)	(9,368)	(17,552)	(15,426)	(8,256)
Share of loss on equity method investments, net of nil income taxes	(578)	-	-	(101)	-
Net loss from continuing operations	(15,785)	(9,368)	(17,552)	(15,527)	(8,256)
Discontinued operations
Income from the operations of discontinued operations, net of income taxes	21,323	31,944	36,717	16,155	10,445
Gain from disposal of discontinued operations, net of income taxes	-	-	-	-	43,190
Income from discontinued operations, net of income taxes	21,323	31,944	36,717	16,155	53,635
Net income	5,538	22,576	19,165	628	45,379
Less: Net loss attributable to noncontrolling interest	(1,389)	(1,832)	(1,725)	(900)	(39)
Net loss from continuing operations attributable to China Digital TV Holding Co., Ltd.	(14,396)	(7,536)	(15,827)	(14,627)	(7,226)
Net income from discontinued operations attributable to China Digital TV Holding Co., Ltd.	21,323	31,944	36,717	16,155	52,644
Net income attributable to China Digital TV Holding Co., Ltd.	$6,927	$24,408	$20,890	$1,528	$45,418
Earnings/(loss) per share data – basic and diluted:
Net loss per share from continuing operations attributable to ordinary shareholders of China Digital TV Holding Co., Ltd.:	$(0.24)	$(0.13)	$(0.27)	$(0.24)	$(0.12)
Net income per share from discontinued operations attributable to ordinary shareholders of China Digital TV Holding Co., Ltd.:	0.36	0.54	0.62	0.27	0.87
Net income per share attributable to ordinary shareholders of China Digital TV Holding Co., Ltd.:	$0.12	$0.41	$0.35	$0.03	$0.75
Cash dividends declared per share	$2.30	$-	$0.50	$-	$0.20
Weighted average shares outstanding, basic and diluted:	59,011,396	59,111,594	59,369,708	59,968,346	60,199,096
Consolidated Balance Sheet Data:
Total current assets	$184,321	$139,953	$130,154	$121,873	$126,585
Total assets	193,565	148,806	139,111	130,750	127,971
Total liabilities	110,402	37,834	37,084	28,944	4,900
Total China Digital TV Holding Co., Ltd. shareholders' equity	80,458	110,036	101,462	101,480	119,610
Noncontrolling interest	2,705	936	565	326	3,461
Total liabilities and equity	$193,565	$148,806	$139,111	$130,750	$127,971

Exchange Rate Information

Our business is primarily conducted in China and substantially all of our revenues are denominated in Renminbi. We present our historical consolidated financial statements in U.S. dollars. In addition, solely for the convenience of the reader, this annual report contains translations of certain Renminbi amounts into U.S. dollars at specific rates. For January 1, 2012 and all later dates and periods, the exchange rate refers to the exchange rate as set forth in the H.10 statistical release of the Federal Reserve Board. Unless otherwise indicated, conversions of Renminbi into U.S. dollars in this annual report are based on the exchange rate on December 31, 2016. We make no representation that any Renminbi amounts could have been, or could be, converted into U.S. dollars or vice versa, as the case may be, at any particular rate, the rates stated below, or at all. For a detailed explanation of the risk of currency rate fluctuations, please see "Item 3. Key Information—D. Risk Factors—Risks Relating to the People's Republic of China—Fluctuations in exchange rates could result in foreign currency exchange losses." The PRC government imposes controls over its foreign currency reserves in part through direct regulation of the conversion of Renminbi into foreign exchange and through restrictions on foreign trade.

On April 14, 2017, the daily exchange rate reported by the Federal Reserve Board was RMB 6.8835 to US$1.00.The following table sets forth additional information concerning exchange rates between Renminbi and U.S. dollars for the periods indicated. These rates are provided solely for your convenience and are not necessarily the exchange rates that we use in this annual report or will use in the preparation of our future periodic reports or any other information to be provided to you.

	RMB per US$1.00
	High	Low
October 2016	6.7819	6.6685
November 2016	6.9195	6.7534
December 2016	6.9580	6.8771
January 2017	6.9575	6.8360
February 2017	6.8821	6.8517
March 2017	6.9132	6.8687
April 2017 (through April 14, 2017)	6.8988	6.8832

The following table sets forth the average exchange rates between Renminbi and U.S. dollars for each of 2012, 2013, 2014, 2015 and 2016 calculated by averaging the exchange rates on the last day of each month during each of the relevant years.

Average Exchange Rate

RMB per US$ 1.00
2012	6.2990
2013	6.1412
2014	6.1704
2015	6.2869
2016	6.6549

B.	Capitalization and Indebtedness

Not Applicable.

C.	Reasons for the Offer and Use of Proceeds

Not Applicable.

D.	Risk Factors

You should carefully consider all of the information in this annual report, including the risks and uncertainties described below, before deciding to invest in our ADSs. The trading price of our ADSs could decline due to any of these risks and uncertainties, and you may lose all or part of your investment.

Risks Relating to Our Business and Industry

We depend, and expect to continue to depend, on a limited number of customers for a significant portion of our revenues in any single period. If one customer defers or cancels its orders, our revenues and net income could decline significantly.

The revenues for continuing operations generated by our top three customers for a particular year as a percentage of our total revenues increased from 58.9% in 2014 to 63.6% in 2016. We currently still derive, and we expect to continue to derive, a significant portion of our revenues from a limited number of customers, although the particular customers may vary from period to period. As cloud-based application platforms, or cloud platforms, are still at the developing stage in the PRC, our major clients are large television and telecommunication network operators who are launching cloud services and need to establish their networks based on our platforms. If a customer terminates its relationship with us, our revenues and net income could decline significantly and, as a result, our financial condition and results of operations could be materially and adversely affected.

CA and CA-related business represented a substantial portion of our former business, therefore our business will be substantially different following its sale.

Beijing Super TV and its wholly owned subsidiary, Beijing Novel-Super Digital TV Technology Co., Ltd., or N-S Digital TV, or collectively Super TV, which operate our discontinued CA and CA-related businesses, represented a substantial portion of our business until the sale of all the equity interest in Beijing Super TV then held by our subsidiary, Golden Benefit Technology Limited, or Golden Benefit, for RMB610 million, or the Super TV Disposition, under a definitive equity transfer agreement, or the Equity Transfer Agreement, entered into between Golden Benefit and Changxing Bao Li Rui Xin Technology Co., Limited, or Bao Li, in December 2016. Our continuing business, substantially all of which are performed by Beijing Cyber Cloud Co., Ltd., or Cyber Cloud, constituted only a small part of our former business. In 2016, revenues from Super TV were US$48.0 million, whereas revenues from Cyber Cloud were US$3.7 million. In 2014, 2015 and 2016, Cyber Cloud generated net losses in the amount of US$3.0 million, US$3.4 million and US$2.5 million, respectively.

Given that Cyber Cloud has only a short operating history, and we have no substantial experience of cooperating with television network operators or other third parties in providing new solutions and products, we may not be successful in doing so, and Cyber Cloud may not become profitable in the foreseeable future, or at all.

We may also seek to maximize our profitability through further reducing corporate overhead costs. Because our business will be significantly smaller following the Super TV Disposition, we believe that there will be certain ways in which corporate overhead costs may be significantly reduced. However, if we are not successful in fully implementing such cost reductions, our ability to increase our profitability in this manner may be impaired.

As a result, our operating results for any particular period may not be indicative of our future operating results.

We have a limited operating history in providing cloud computing-based services, which makes it difficult to predict our future operating results.

We introduced our first cloud computing-based service in 2012. As a result of our limited operating history, our ability to forecast our future operating results is limited and subject to a number of uncertainties, including our ability to plan for and model future growth. We face risks and uncertainties frequently experienced by growing companies in rapidly changing industries, such as the risks and uncertainties described herein. If our assumptions regarding these risks and uncertainties (which we use to plan our business) are incorrect or change due to changes in our markets, or if we do not address these risks successfully, our business could suffer and our operating and financial results could differ materially from our expectations.

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

The cloud computing market is subject to rapid technological changes, and we depend on new product and service introductions in order to maintain and grow our business.

Cloud computing solutions and services is an emerging market that is characterized by rapid changes in customer requirements, frequent introductions of new and enhanced products, and continuing and rapid technological advancement. To compete successfully in this emerging market, we must continue to design, develop, manufacture, and sell new and enhanced cloud software products and services that provide increasingly higher levels of performance and reliability at lower costs.

If we breach any representations, warranties, covenants or other obligations, the Equity Transfer Agreement may expose us to potential liabilities.

Golden Benefit has made certain representations, warranties and covenants under the Equity Transfer Agreement, for the Super TV Disposition. If there is any breach by Golden Benefit of any such representation, warranty, covenant or other obligation under the Equity Transfer Agreement, Golden Benefit may be liable, either before or after the closing of the Super TV Disposition. For a detailed explanation of the Equity Transfer Agreement, see "Item 4. Information on the Company—A. History and Development of the Company."

If Bao Li's creditors lay claim on the deposit for the period the purchase consideration is deposited in the co-owned bank account, we may not be able to receive the payment we are entitled to under the Equity Transfer Agreement in full or at all.

In accordance with the Equity Transfer Agreement for the Super TV Disposition and the supplemental agreement thereto, the purchase consideration of Renminbi 552 million, net of withholding income tax and stamp duties of Renminbi 58 million, was paid by Bao Li to our bank account on December 27, 2016. Once Bao Li completes all necessary administrative procedures for foreign currency exchange, the purchase consideration will be deposited to a bank account jointly opened and owned by Golden Benefit and Bao Li for a stipulated period of time, during which Bao Li exchanges the Renminbi purchase consideration into U.S. dollars and remit the payment in U.S. dollars to Golden Benefit's offshore bank account, unless otherwise instructed by Golden Benefit. However, if any of Bao Li's creditors lay claim on the deposit in the co-owned account, Golden Benefit might not be able to receive the payment in full or at all, which would in turn have a material adverse effect on our financial condition. Moreover, as the purchase consideration is denominated in Renminbi, the possible future depreciation in value of the Renminbi against the U.S. dollar may also affect the value of payment we receive in U.S. dollars under the Super TV Disposition.

For as long as we remain a public company, we will continue to incur the expenses of complying with public company reporting requirements.

Our reporting obligations as a SEC registrant will not be affected as a result of completing the Super TV Disposition. For as long as we remain as such, we have an obligation to continue to comply with the applicable reporting requirements of the Exchange Act, which includes the filing with the SEC of periodic reports and other documents relating to our business, financial condition and other matters, even though compliance with such reporting requirements is economically burdensome.

We may be deemed an investment company and subject to related requirements and restrictions under the U.S. Investment Company Act of 1940

The regulatory scope of the U.S. Investment Company Act of 1940, as amended, or the Investment Company Act, which was enacted principally for the purpose of regulating vehicles for pooled investments in securities, generally extends to companies engaged primarily in the business of investing, reinvesting, owning, holding or trading in securities. However, the Investment Company Act may also apply to a company that does not hold itself out to be an investment company but that, due to the nature of its holdings, may be deemed to fall within the definition of an investment company under such Act. China Digital TV will hold the proceeds from the Super TV Disposition. If China Digital TV is deemed to be an investment company, it will become subject to certain restrictions relating to its activities, including restrictions on the nature of its operations and the issuance of securities. In addition, the Investment Company Act imposes certain requirements on companies deemed to be within its regulatory scope, including registration as an investment company.

However, as we intend to, and our Board of Directors has authorized us to, take actions so that we will be engaged primarily, as soon as reasonably possible and in any event before the first anniversary of the consummation of the Super TV Disposition, or the Rule 3a-2 period, in a business other than that of investing, reinvesting, owning, holding or trading in securities, we intend to rely upon Rule 3a-2 under the Investment Company Act to avoid being deemed an investment company during the Rule 3a-2 period.

In the event that it is determined that we are unable to rely on Rule 3a-2 under the Investment Company Act or that we are unable to be engaged primarily in a business other than that of investing, reinvesting, owning, holding or trading in securities prior to the first anniversary of the consummation of the Super TV Disposition, compliance with the requirements and restrictions of the Investment Company Act would likely have a material adverse effect on us.

Following the Super TV Disposition, our business is significantly smaller, and we may fail to satisfy the continued listing criteria of the NYSE. If we are unable to satisfy the continued listing criteria of the NYSE, our ADSs may be delisted from that market.

In order to continue to be listed on the NYSE, we must meet the requirements as set forth in Sections 802.01A to 802.01C of the NYSE-listed Companies Manual, which require, among other things: (i) average monthly trading volume of no less than 100,000 shares; (ii) average global market capitalization over a consecutive 30 trading-day period of no less than US$50 million and, at the same time, stockholders’ equity of no less than US$50 million; and (iii) average closing price of a security as reported on the consolidated tape of no less than US$1.00 over a consecutive 30 trading-day period. On April 19, 2017, our board declared a special dividend of US$1.50 per ordinary share. Substantially all of the proceeds from the Super TV Disposition will be paid as special dividend. Such dividend payment will reduce our shareholders’ equity and is expected to reduce our market capitalization. And it will significantly increase our risk of failure to meeting these requirements. Additionally, because Super TV represented a significant portion of our operating assets prior to its sale, our ADSs may be subject to delisting by the NYSE under Section 802.01D of the NYSE-listed Companies Manual, which provides that the NYSE may in its sole discretion initiate delisting procedures against a company if such company’s operating assets have been or are to be substantially reduced such as by sale.

Any delisting of our ADSs from the NYSE could adversely affect our ability to attract new investors, decrease the liquidity of our outstanding ADSs, reduce our flexibility to raise additional capital, reduce the trading price of our ADSs, and increase the transaction costs inherent in trading such shares with overall negative effects for our shareholders. In addition, delisting of our ADSs could deter broker-dealers from making a market in or otherwise seeking or generating interest in our ADSs, and might deter certain institutions and persons from investing in our securities at all. For these reasons and others, delisting could adversely affect the price of our ADSs and our business, financial condition and results of operations.

We depend upon key personnel, including our senior executives and technical and engineering staff, and our business and prospects would greatly suffer if we lose their services.

Our future success depends heavily on the continued service of our key executives. In particular, we rely on the expertise and experience of our management team in our business operations and technology development efforts, and on their relationships with the regulatory authorities, our customers, our suppliers and our employees. If any of them becomes unable or unwilling to continue in their present positions, or if they join a competitor or form a competing company, we may not be able to replace them easily, our business may be significantly disrupted and our business, financial condition and results of operations may be materially and adversely affected. We do not currently maintain key-man insurance for any of our key personnel. Furthermore, our future success depends heavily upon our ability to recruit and retain experienced technical and engineering staff. There is substantial competition for qualified technical personnel from other companies in our industry as well as from businesses outside our industry, and we may not be successful in retaining technical and engineering employees and recruiting new ones. If we are unsuccessful in our recruitment and retention efforts, our business and prospects may be materially and adversely affected.

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

Our business could be harmed if a defect in our software, technology or services interferes with, or causes any failure in, our customers' systems.

A defect, error or performance problem with our software or technology could interfere with, or cause a critical component of, one or more of our customers' systems to fail for a period of time. Any negligence or error of our employees in the course of their performance of system integration, upgrade or maintenance services for our customers may also cause malfunctioning, suspension or failure of our customers' systems. Occurrence of such incidents could result in claims for substantial damages against us, regardless of whether we are responsible for such failure. Any claim brought against us could be expensive to defend and require the expenditure of a significant amount of resources, regardless of whether we prevail. In addition, we do not currently maintain any product or business liability insurance. Although we have not experienced any such material interference or failure in the past, our potential exposure to this risk may increase as sales of our products and customer demand for our upgrade or maintenance services grow. Any future problem in this area could cause severe customer service problems and reputational damage.

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

We may be exposed to infringement or misappropriation claims by our suppliers and third parties that, if determined adversely to us, could require us to pay significant damage awards.

Our success depends largely on our ability to use and develop our technology and know-how, and to provide services based on the contents from our suppliers without infringing the intellectual property rights of third parties and content suppliers. The validity and scope of any claims relating to our technology patents would involve complex technological, legal and factual questions and analyses and, as a result, the outcome of such claims would be highly uncertain. The services our cloud platforms provide rely heavily on our content suppliers, especially the game developers. We may be subject to litigation involving claims of violation of intellectual property rights of third parties if our contents are not from legal copyright sources. We may also be subject to litigation involving claims violation of intellectual property rights of our contents providers, if our application of the contents exceeds the scope we agreed upon with the contents providers. We may be subject to litigation involving claims of patent infringement or violation of other intellectual property rights of third parties. The defense of such claims would be costly and time-consuming, and could significantly divert the efforts and resources of our management and technical personnel. An adverse determination in any such litigation or proceedings to which we may become a party could subject us to significant liability to third parties and/or suppliers, require us to seek licenses from the right holders, pay ongoing royalties or redesign our products, or subject us to injunctions prohibiting the manufacture and sale of our products or the use of our technologies. Protracted litigation could also result in our customers or potential customers deferring or limiting their purchase or use of our products until resolution of such litigation. In addition, we could face disruptions to our business and damage to our reputation, and our financial condition and results of operations could be materially adversely affected.

We rely on a single facility for most of our business operations. Any destruction of, or significant disruption to, this facility could severely affect our ability to conduct normal business operations.

Most of our business operations, all our research and development activities and our corporate headquarters are concentrated within a single facility that we lease in Beijing, PRC. As we do not maintain back-up facilities, we rely on this facility for the continued operation of our business. In addition, we currently do not maintain any business disruption or similar insurance coverage. A major earthquake, fire or other catastrophic event that results in the destruction of or significant disruption to, the facility could severely affect our ability to complete sales or conduct other normal business operations, which would materially reduce our revenues and net income.

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

Although we have concluded that our consolidated financial statements as of and for the year ended December 31, 2016 present fairly, in all material respects, the financial position, results of operations and cash flows of our company and its subsidiaries in conformity with generally accepted accounting principles, we and our independent registered public accounting firm identified one material weakness relating to insufficient accounting personnel with appropriate U.S. GAAP knowledge for accounting, presentation and disclosure of complex unusual transactions. See “Item 15. Controls and Procedures” for further details. Under standards established by the Public Company Accounting Oversight Board, a material weakness is a deficiency, or combination of deficiencies, in internal controls over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis.

We plan to take measures to address the material weakness identified above. We will design and implement more robust financial reporting and management controls for complex and unusual transactions going forward. In addition, we will engage external accounting experts for such transactions in the future, if we assess it is necessary. If our remedial measures are insufficient to address the material weakness, or if additional material weaknesses in our internal controls over financial reporting are discovered or occur in the future, our consolidated financial statements may contain material misstatements, and we could be required to restate our consolidated financial statements. This could cause investors to lose confidence in our reported financial information, harm our results of operations and lead to a significant decline in the trading price of our ADSs. Furthermore, ineffective internal controls over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from the stock exchange on which we list, regulatory investigations and sanctions.

We may need additional capital and we may not be able to obtain it.

In order for us to grow, remain competitive, develop new products and services, expand our customer base and carry out acquisitions, we may seek to obtain additional capital in the future through selling additional equity or debt securities or obtaining a credit facility. Our ability to obtain additional capital in the future is subject to a variety of uncertainties, including:

•	our future financial condition, results of operations and cash flows;
•	conditions in the United States and other capital markets in which we may seek to raise funds;
•	investors' perception of, and demand for, securities of digital television components and related companies; and
•	economic, political and other conditions in the PRC and elsewhere.

We may be unable to obtain additional capital in a timely manner or on acceptable terms or at all. Furthermore, the additional issuances of equity securities may result in significant dilution to our shareholders. The incurrence of debt would result in increased interest expense and could require us to agree to operating and financial covenants that would restrict our operations.

We believe that we were classified as a passive foreign investment company, or PFIC, in 2016, and we believe we had been classified as a PFIC in certain prior years, which could result in adverse United States federal income tax consequences to U.S. holders of our ADSs and may result in additional adverse United States federal income tax consequences to such holders in subsequent years.

Based on the market price of our ADSs and the composition of our assets, including the retention of a substantial amount of cash, we believe that we were a PFIC for United States federal income tax purposes for our taxable year ended December 31, 2016, and there is a significant risk that we will be a PFIC for our current taxable year ending December 31, 2017 unless the market price of our ADSs increases and/or we invest a substantial amount of the cash and other passive assets we hold in assets that produce or are held for the production of active income. In addition, it is possible that one or more of our subsidiaries may be or become classified as a PFIC for United States federal income tax purposes. It should be noted that we believe that we have been treated as a PFIC with respect to certain, but not all, prior taxable years. Unless certain elections are made, a U.S. holder, as defined in "Item 10. Additional Information—E. Taxation—United States Federal Income Taxation", that owns stock in a corporation treated as a PFIC will continue to be treated as owning stock in a PFIC even if the corporation is no longer treated as a PFIC with respect to a particular taxable year. If a U.S. holder acquired ADSs in a year when we were not treated as a PFIC but continues to own such ADSs in a year when we were treated as a PFIC, such U.S. holder would generally be treated as owning stock in a PFIC for such later year and all future years unless certain elections are made.

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

As of December 31, 2016, approximately 94.5% of our bank deposits were placed with two commercial banks in the PRC. Applicable PRC laws did not require that banks provide deposit insurance or similar protections to depositors in the PRC until the State Council promulgated the Regulations on Deposit Insurance in February 2015, which became effective on May 1, 2015. The maximum reimbursement limit for all the principal and interest of the deposits in all the insured deposit accounts opened by one depositor with one insured bank is currently set at RMB500,000, which amount may be adjusted by the competent government authorities. As a result, our bank accounts with deposits in excess of RMB500,000 are not fully insured or similarly protected. If a commercial bank with which we have placed our cash deposits becomes insolvent, or if we are otherwise unable to withdraw funds, we may be unable to recover the cash on deposit with that bank for amounts in excess of RMB500,000. As a result, our liquidity and cash flows, as well as financial condition and results of operations, could be materially and adversely affected.

Certain of our existing shareholders have substantial influence over our company and their interests may not be aligned with the interests of our other shareholders.

As of March 31, 2017, our two largest shareholders and key executives, namely Dr. Zengxiang Lu and Jianhua Zhu, beneficially owned a total of approximately 34.59% of our outstanding shares. Accordingly, they will have significant influence in determining the outcome of any corporate transaction or other matter submitted to the shareholders for approval, including mergers, consolidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions. They will also have the power to prevent or cause a change in control. In addition, without the consent of these shareholders, we could be prevented from entering into transactions that could be beneficial to us. These shareholders may cause us to take actions that are opposed by other shareholders as the interests of these shareholders may differ from the interests of our other shareholders. See "Item 7. Major Shareholders and Related Party Transactions" for more information regarding the share ownership of our officers, directors and significant shareholders.

Risks Relating to the People's Republic of China

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

The PRC is facing a continued slowdown in economic growth. China's annual gross domestic product growth rate in 2016 was 6.7%, compared to 6.9% in 2015 and 7.4% in 2014. This slowdown could cause a slowdown or decline in investment in cable television networks, which, in turn, may result in a reduction of demand for our products and services and thus materially reduce our revenues and profitability.

Uncertainties in the interpretation and enforcement of PRC laws, rules and regulations could limit the legal protections available to you and us.

The PRC legal system is a civil law system based on written statutes. Unlike common law systems, it is a system in which legal decisions have limited value as precedents. In 1979, the PRC government began to promulgate a comprehensive system of laws and regulations governing economic matters in general. The overall effect of legislation over the past three decades has significantly increased the protections afforded to various forms of foreign or private-sector investment in the PRC. Cyber Cloud is a foreign-invested enterprise and is subject to laws, rules and regulations applicable to foreign investment in the PRC as well as laws, rules and regulations applicable to foreign-invested enterprises. These laws, rules and regulations change frequently, and their interpretation and enforcement involve uncertainties. For example, we may have to resort to administrative and court proceedings to enforce the legal protections that we enjoy either by law or contract. However, since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory and contractual terms, it may be more difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we enjoy than in more developed legal systems. These uncertainties may also impede our ability to enforce the contracts we have entered into, and materially impair our business and operations.

The approval of the China Securities Regulatory Commission might be required in connection with our initial public offering under certain PRC regulation; failure to obtain this approval, if required, could have a material adverse effect on our business, financial condition, results of operations and reputation as well as the trading price of our ADSs.

On August 8, 2006, six PRC regulatory agencies, including the Ministry of Commerce, or the MOFCOM, the State-owned Assets Supervision and Administration Commission, or the SASAC, the State Administration for Taxation, or the SAT, the State Administration for Industry and Commerce, or the SAIC, the China Securities Regulatory Commission, or the CSRC, and the State Administration of Foreign Exchange, or the SAFE, jointly adopted the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, which became effective on September 8, 2006 and were amended on June 22, 2009. The M&A Rules, among other things, include provisions that purport to require that an offshore special purpose vehicle formed for the purpose of an overseas listing of securities in a PRC company obtain the approval of the CSRC prior to the listing and trading of such special purpose vehicle's securities on an overseas stock exchange.

We completed the initial listing and trading of our ADSs on the NYSE on October 11, 2007. We did not seek CSRC approval in connection with our initial public offering. Our PRC counsel, Han Kun, advised us that, based on their understanding of the current PRC laws, regulations and rules, because we completed our restructuring in 2004 in connection with an equity investment in our company by a private equity investor more than two years prior to the promulgation of the M&A Rules, we were not and are not required by the M&A Rules to apply to the CSRC for approval of our initial public offering unless we are clearly required to do so by any rules promulgated in the future. See "Item 4. Information on the Company—B. Business Overview—Regulations—Regulations of Overseas Listings." However, the application of the M&A Rules remains unclear. If the CSRC or another PRC regulatory agency subsequently determines that the CSRC's approval was required for our initial public offering, we may face sanctions by the CSRC or another PRC regulatory agency. If this happens, these regulatory agencies may impose fines and penalties on our operations in the PRC, limit our privileges in the PRC or take other actions that could have a material adverse effect on our business, financial condition, results of operations and prospects, as well as the trading price of our ADSs.

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

In February 2012, the SAFE promulgated the Notice relating to Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas-Listed Companies, or SAFE Notice 7, which superseded the Application Procedures of Foreign Exchange Administration for Domestic Individuals Participating in Employee Stock Holding Plans or Stock Option Plans of Overseas-Listed Companies, or SAFE Notice 78, promulgated by the SAFE in March 2007. SAFE Notice 7 is applicable to directors, supervisors, senior management personnel and other employees of an overseas-listed company incorporated in the PRC, PRC subsidiaries or branches of an overseas-listed company, and any PRC entities which are directly or indirectly controlled by an overseas-listed company, or, collectively, Domestic Companies, including PRC citizens (including Hong Kong, Macau and Taiwan) and foreign citizens who have resided in the PRC for one year or longer, or, collectively, Domestic Individuals. Under SAFE Notice 7, Domestic Individuals who participate in a stock incentive plan of an overseas-listed company are required, through a Domestic Company or a PRC entity designated by a Domestic Company, or the Domestic Agent, to register with the SAFE or its authorized local counterparts and complete certain other procedures. As we are an overseas-listed company, we and our employees who are Domestic Individuals and have been granted share options or any other share-related rights and benefits under our stock incentive plans are subject to SAFE Notice 7. We have registered ourselves and on behalf of our employees with the relevant local SAFE branch pursuant to SAFE Notice 7. However, there exist significant uncertainties in practice with respect to the interpretation and implementation of SAFE Notice 7 and we cannot assure you that we or our employees who are Domestic Individuals will be in full compliance with SAFE Notice 7. If the SAFE or other PRC government authorities determine that we or our employees who are Domestic Individuals fail to comply with the provisions of SAFE Notice 7, we or they may be subject to fines and legal sanctions. See "Item 4. Information on the Company—B. Business Overview—Regulations—Stock Incentive Plans."

We may rely on dividends and other distributions on equity paid by our operating subsidiary to fund cash and financing requirements and limitations on the ability of our operating subsidiary to pay dividends to us could materially restrict our ability to conduct our business.

We, as a holding company, may rely on dividends and other distributions on equity paid by our operating subsidiaries for our cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders, service any debt we may incur and pay our operating expenses. If our operating subsidiaries incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other distributions to us. Furthermore, relevant PRC laws, rules and regulations permit payments of dividends by our operating subsidiaries in China only out of their retained earnings, if any, determined in accordance with PRC accounting standards and regulations. Under applicable PRC laws, rules and regulations, each of our PRC subsidiaries is required to set aside 10% of its after-tax profits, if any, each year to fund a statutory reserve until the accumulated amount of such reserve has exceeded 50% of its registered capital. This reserve is not distributable as cash dividends to equity owners. As a result of these PRC laws, rules and regulations, our PRC subsidiaries are restricted in their ability to transfer a portion of their net assets to us in the form of dividends. Limitations on the ability of our subsidiaries to pay dividends to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our businesses, pay dividends, or otherwise fund and conduct our business.

Restrictions on currency exchange may limit our ability to effectively utilize our revenues as well as the ability of our PRC subsidiaries to obtain debt or equity financing from financial institutions or investors outside the PRC, including us.

A significant portion of our operating revenues have been denominated in Renminbi. The Renminbi is currently convertible under the "current account," which includes dividends, trade and service-related foreign exchange transactions, but not under the "capital account," which includes foreign direct investment and loans. Currently, our subsidiaries in China may purchase foreign exchange for settlement of "current account transactions," including payment of dividends to us, without the approval of the SAFE by complying with certain procedural requirements. However, the relevant PRC government authorities may limit or eliminate our ability to purchase foreign currencies in the future for current account transactions. Since a significant amount of our future revenues will be denominated in Renminbi, any existing and future restrictions on currency exchange may limit our ability to utilize revenues generated in Renminbi to fund our business activities outside the PRC denominated in foreign currencies or pay dividends in foreign currencies to our shareholders, including holders of our ADSs.

In addition, certain foreign exchange transactions under the capital account are still subject to limitations and require approvals from, or registration with, the SAFE (or qualified banks designated by it) and other relevant PRC government authorities. In particular, any loans to Cyber Cloud or its subsidiaries are subject to PRC regulations and approvals. For example, loans by us to Cyber Cloud, a foreign-invested enterprise, cannot exceed statutory limits and must be registered with the SAFE or its local counterpart.

This could affect our subsidiaries' ability to obtain foreign exchange through debt or equity financing, including by means of loans or capital contributions from us.

Fluctuations in exchange rates could result in foreign currency exchange losses.

As a significant portion of our operating revenues are denominated in Renminbi and the net proceeds from our initial public offering are denominated in U.S. dollars, fluctuations in exchange rates between U.S. dollars and Renminbi will affect the relative purchasing power of these proceeds and our balance sheet and earnings per share in U.S. dollars. Appreciation or depreciation in the value of the Renminbi relative to the U.S. dollar would affect our financial results reported in U.S. dollar terms without giving effect to any underlying change in our business, financial condition or results of operations. Since July 2005, the Renminbi is no longer pegged solely to the U.S. dollar. Instead, the Renminbi is reported to be pegged against a basket of currencies, determined by the People's Bank of China, against which it can rise or fall by as much as 0.3% each day. This permitted floating range was increased to 0.5% in May 2007 and was further increased to 2.0% in March 2014. The Renminbi may appreciate or depreciate significantly in value against the U.S. dollar in the long term, depending on the fluctuation of the basket of currencies against which it is currently valued, or it may be permitted to enter into a full float, which may also result in a significant appreciation or depreciation of the Renminbi against the U.S. dollar. Fluctuations in the exchange rate will also affect the relative value of dividends, if any, payable on our ordinary shares in U.S. dollar terms and the value of any U.S. dollar-denominated investments we make in the future. In addition, since substantially all of our operating revenues and cost of revenues are denominated in Renminbi, fluctuations in the exchange rate could also impact our financial condition and results of operations.

Very limited hedging transactions are available in the PRC to reduce our exposure to exchange rate fluctuations. We did not enter into any hedging transactions in 2014, 2015 or 2016. While we may decide to enter into hedging transactions in the future, the availability and effectiveness of hedging transactions may be limited and we may not be able to successfully hedge our exposure at all. In addition, our currency exchange losses may be magnified by PRC exchange control regulations that restrict our ability to convert Renminbi into foreign currency.

The discontinuation of any of the preferential tax treatments or the financial incentives currently available to us in the PRC could materially and adversely affect our business, financial condition, results of operations and prospects.

The PRC government has provided various incentives to our PRC subsidiaries. These incentives include reduced enterprise income tax rates and value-added tax refunds. For example, Cyber Cloud obtained its high-and-new technology enterprise certificate and qualified for a preferential tax rate of 15% for three years from 2014 to 2016. Furthermore, for certain software-related products that are qualified as "software products" by PRC tax authorities, we received tax refunds which effectively reduce the applicable value-added tax rate from 17% to 3%.

Cyber Cloud must meet a number of financial and non-financial criteria in order to continue to qualify for the above tax incentives. For example, in order to be able to enjoy the preferential income tax rate of 15%, Cyber Cloud must be qualified as "high-and-new technology enterprises strongly supported by the State" under the PRC Enterprise Income Tax Law, or the 2008 EIT Law, which took effect on January 1, 2008. Moreover, the PRC government could determine at any time to eliminate or reduce the scale of such preferential tax policies. See "Item 5. Operating and Financial Review and Prospects—A. Operating Results—Taxes and Incentives—PRC."

Any increase in Cyber Cloud's enterprise income tax rate or discontinuation or reduction of any of the preferential tax treatments or financial incentives currently enjoyed by Cyber Cloud could have a material adverse effect on our business, financial condition, results of operations and prospects.

We may be subject to PRC income tax on our global income, or dividends we receive from our PRC subsidiary may be subject to PRC withholding tax, depending on whether we are recognized as a resident enterprise in the PRC.

Pursuant to the 2008 EIT Law and Enterprise Income Tax Law Implementation Rules, or the Implementation Rules, enacted by the State Council on December 6, 2007 and which became effective on January 1, 2008, an enterprise established under the laws of a foreign country or region whose "de facto management body" is located within the PRC territory is considered a resident enterprise and will generally be subject to the enterprise income tax at the rate of 25% on its global income as well as PRC enterprise income tax reporting obligations. According to the Implementation Rules, "de facto management body" refers to a managing body that exercises, in substance, overall management and control over the production and business, personnel, accounting and assets of an enterprise. The SAT issued the Notice on Issues Relating to Determination of Chinese-Controlled Offshore Enterprises as PRC Resident Enterprises by Applying the "De Facto Management Body" Test, or SAT Notice 82, on April 22, 2009, which was amended in January 2014. SAT Notice 82 provides for certain specific criteria for determining whether the "de facto management body" of a Chinese-controlled offshore enterprise is located in the PRC. In addition, on July 27, 2011, the SAT issued the Administrative Measures of Enterprise Income Tax of Chinese-Controlled Offshore Resident Enterprises (Trial), or SAT Bulletin 45, which became effective on September 1, 2011, to provide guidance on the implementation of SAT Notice 82. SAT Bulletin 45 clarifies certain issues relating to: (i) the determination procedures of PRC resident enterprise status; and (ii) tax registration and other related procedures for PRC resident enterprises. SAT Bulletin 45 also provides that if an offshore PRC resident enterprise presents a copy of the PRC tax resident determination certificate issued by the competent tax authorities to a payer of PRC-sourced dividends, interest, royalties and other income, such payer shall not withhold income tax on these payments to the offshore PRC resident enterprise. Although each of SAT Notice 82 and SAT Bulletin 45 provides that it only applies to offshore enterprises controlled by PRC enterprises, not those controlled by PRC individuals, like our company, it is generally believed that the determining criteria set forth therein very likely reflect the SAT's general position as to how the "de facto management body" test should be applied to determine the tax residency of all offshore enterprises, regardless of whether they are controlled by PRC enterprises or individuals. With reference to the criteria set forth in SAT Notice 82, we believe that we are not a PRC resident enterprise. However, if we were considered a PRC resident enterprise, although dividends we receive from our PRC operating subsidiary would be exempt from PRC withholding tax, we would be subject to the enterprise income tax at the rate of 25% on our global income as well as PRC enterprise income tax reporting obligations. In such case, our profitability and cash flow would be materially reduced as a result of our global income being taxed under the 2008 EIT Law.

If we are considered as a non-resident enterprise under the 2008 EIT Law, we will not be subject to the enterprise income tax at the rate of 25% on our global income. In such case, however, dividends we receive from our PRC subsidiary will be subject to a PRC withholding tax, the standard rate of which is 10% and may be reduced by an applicable tax treaty, under the 2008 EIT Law. According to the Arrangement for Avoidance of Double Taxation on Income and Prevention of Tax Evasion entered into between the PRC and Hong Kong in August 2006, as amended, dividends paid by a PRC foreign-invested enterprise to its shareholder in Hong Kong are generally subject to a 5% PRC withholding tax, subject to satisfaction of certain conditions and requirements, compared to the standard 10% PRC withholding tax under the 2008 EIT Law. However, on October 27, 2009, the SAT issued the Notice on How to Recognize "Beneficial Owners" under Relevant Tax Treaties, or SAT Notice 601, which provides that only the enterprises with active operations may be recognized as "beneficial owners" under relevant tax treaties that are entitled to enjoy the corresponding tax benefits. SAT Notice 601 further provides that those enterprises that are established solely for the purposes of benefiting from favorable tax treatment under the relevant tax treaties should not be recognized as "beneficial owners" and therefore may not enjoy favorable tax treatment. On June 29, 2012, the SAT issued the Announcement of the SAT Regarding Recognition of Beneficial Owners under Tax Treaties, or the SAT Announcement 30, which provides that a comprehensive analysis based on all the factors listed in SAT Notice 601 should be made to determine the "beneficial owner" status. Currently we indirectly hold the equity interest of our PRC subsidiaries through China Super Media Holdings Limited, or CSM Holdings, a wholly owned subsidiary incorporated in Hong Kong. As a result, to the extent we are considered as a non-resident enterprise and CSM Holdings is not recognized as a qualified beneficial owner under the relevant tax treaty, dividends we receive from our PRC subsidiaries, if any, will be subject to the standard rate of 10%. Such withholding tax will increase our tax burden and reduced the amount of cash available to our Company.

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

The PRC Labor Contract Law, as amended, and its implementation rules formalize workers' rights concerning overtime hours, pensions, layoffs, employment contracts and the role of trade unions and provide for specific standards and procedures for the termination of an employment contract. In addition, the Labor Contract Law requires the payment of a statutory severance pay upon the termination of an employment contract in most cases, including in cases of the expiration of a fixed-term employment contract. As there has been little guidance as to how the Labor Contract Law will be interpreted and enforced by the relevant PRC authorities, there remains substantial uncertainty as to its potential impact on our business and results of operations. The implementation of the Labor Contract Law may increase our operating expenses, in particular our personnel expenses and labor service expenses. In the event that we decide to significantly reduce the number of our employees or otherwise change our employment or labor practices, the Labor Contract Law may also limit our ability to effect these changes in a manner that we believe to be cost-effective or desirable, which could materially and adversely affect our business, financial condition and results of operations.

Our independent registered public accounting firm may be temporarily suspended from practicing before the SEC if unable to continue to satisfy SEC investigation requests in the future. If a delay in completion of our audit process occurs as a result, we could be unable to timely file certain reports with the SEC, which may lead to the delisting of our stock.

We have substantially all of our operations in China. Like many NYSE-listed companies with significant operations in China, our independent registered public accounting firm is located in China.

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

Our independent registered public accounting firm's audit documentation related to its audit report included in our annual report includes audit documentation located in China. The Public Company Accounting Oversight Board currently cannot inspect audit documentation located in China and, as such, you may be deprived of the benefits of such inspection.

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

Inspections of certain other firms that the PCAOB has conducted outside of China have identified deficiencies in those firms' audit procedures and quality control procedures, which may be addressed as part of the inspection process to improve future audit quality. However, the PCAOB is currently unable to inspect an auditor's audit work and audit documentation in China. As a result, our investors may be deprived of the benefits of the PCAOB's oversight of auditors that are located in China through such inspections.

The inability of the PCAOB to conduct inspections of an auditor's work papers in China makes it more difficult to evaluate the effectiveness of our auditor's audit procedures or quality control procedures that are located in China as compared with auditors outside of China that are subject to PCAOB inspections. Investors may consequently lose confidence in our reported financial information and procedures and the quality of our financial statements.

Risks Relating to the ADSs

The trading price of our ADSs has been and may continue to be volatile, which could result in substantial losses to you.

The trading price of our ADSs has been volatile and subject to wide fluctuations. Since October 5, 2007, the closing prices of our ADSs on the NYSE have ranged from US$1.12 to US$51.08 per ADS and the last reported sale price on April 19, 2017 was US$1.27. Our ADSs may continue to fluctuate in response to various factors beyond our control. The financial markets in general, and the market prices for many other PRC companies listed on stock exchanges in the United States in particular, have experienced extreme volatility. These broad market and industry factors may significantly affect the market price and volatility of our ADSs, regardless of our actual operating performance.

In addition to market and industry factors, the price and trading volume for our ADSs may be highly volatile for specific business reasons. In particular, factors such as variations in our revenues, earnings and cash flow, announcements of new investments and cooperation arrangements, acquisitions or disposition could cause the market price for our ADSs to change substantially. Any of these factors may result in large and sudden changes in the volume and trading price of our ADSs. In the past, following periods of volatility in the market price of a company's securities, shareholders have often instituted securities class action litigation against that company. If we were involved in a class action suit, it could divert the attention of senior management, and, if adversely determined, have a material adverse effect on our financial condition and results of operations.

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

As of March 31, 2017, we had 60,297,192 ordinary shares outstanding (excluding 3,825,900 ordinary shares that were issued and held for our account in preparation for the exercise of share options by option holders under our employee stock incentive plans), including 39,933,095 ordinary shares represented by 39,933,095 ADSs (excluding the 3,825,900 ADSs that were held for our account in preparation for exercise of share options by option holders under our employee stock incentive plans). All ADSs are freely transferable without restriction or additional registration under the Securities Act. The remaining ordinary shares outstanding have been available for sale, subject to volume and other restrictions that may be applicable under Rule 144 and Rule 701 under the Securities Act. In addition, we have filed registration statements on Form S-8 to register the ordinary shares to be issued to the share option holders under our employee stock incentive plans. The ordinary shares to be received by such share option holders who are not affiliated with us may be resold freely to the public market. We cannot predict what effect, if any, market sales of securities held by our significant shareholders or any other shareholder or the availability of these securities for future sale will have on the market price of our ADSs.

Your interest in our ADSs will be diluted as a result of our stock incentive plans or other share option grants.

As of March 31, 2017, options to purchase an aggregate of 3,918,869 ordinary shares had been granted and were outstanding under the 2005 Stock Incentive Plan, the 2008 Stock Incentive Plan, the 2010 Stock Incentive Plan and the 2012 Stock Incentive Plan. For a description of these plans, see "Item 6. Directors, Senior Management and Employees—B. Compensation of Directors and Senior Officers—Share Options." The exercise of those options would result in a reduction in the percentage of ownership of the holders of ordinary shares and of ADSs, and therefore would result in a dilution in the earnings per ordinary share and per ADS.

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

You may exercise your voting rights with respect to the ordinary shares underlying your ADSs only in accordance with the provisions of the deposit agreement. Upon receipt of voting instructions from you in the manner set forth in the deposit agreement, the depositary for our ADSs will endeavor to vote your underlying ordinary shares in accordance with these instructions. Under our Second Amended and Restated Memorandum and Articles of Association and Cayman Islands law, the minimum notice period required for convening a general meeting is 15 days. When a general meeting is convened, you may not receive sufficient notice of a shareholders' meeting to permit you to withdraw your ordinary shares to allow you to cast your vote with respect to any specific matter at the meeting. In addition, the depositary and its agents may not be able to send voting instructions to you or carry out your voting instructions in a timely manner. We will make all reasonable efforts to cause the depositary to extend voting rights to you in a timely manner, but you may not receive the voting materials in time to ensure that you can instruct the depositary to vote your shares. Furthermore, the depositary and its agents will not be responsible for any failure to carry out any instructions to vote, for the manner in which any vote is cast or for the effect of any such vote. As a result, you may not be able to exercise your right to vote and you may lack recourse if your ordinary shares are not voted as you requested.

The depositary for our ADSs will give us a discretionary proxy to vote our ordinary shares underlying your ADSs if you do not vote at shareholders' meetings, except in limited circumstances, which could adversely affect your interests.

Under the deposit agreement for our ADSs, the depositary will give us a discretionary proxy to vote our ordinary shares underlying your ADSs at shareholders' meetings if you do not vote, unless:

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

Our holding company, China Digital TV Holding Co., Ltd., was incorporated as an exempted limited liability company on April 19, 2007 under the laws of the Cayman Islands. We are headquartered in Beijing, China, and provide cable TV technologies that enable China's Internet Protocol Television, or IPTV, and over-the-top, or OTT, markets to offer diversified TV content services. We conduct substantially all of our business through our operating subsidiary in the PRC, Cyber Cloud.

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

N-T Information Engineering was established as a limited liability company under the PRC law by Tsinghua Enterprise Group, a company affiliated with Tsinghua University, and Hong Kong-based Tsinghua Novel Hi-Tech Investment Holding Ltd. in July 1998, and initially focused on developing, producing and selling digital data broadcasting equipment for cable television operators. In December 2002, N-T Information Engineering completed its acquisition of the CA systems-related assets of Tsinghua Tongfang Co., Ltd., or Tsinghua Tongfang. In March 2004, China Digital TV Technology Co., Ltd., or CDTV BVI, was incorporated as a holding company in the British Virgin Islands, or BVI. Following the establishment of CDTV BVI, we restructured our operations, in connection with an investment by SAIF, by establishing Beijing Super TV, a limited liability company under the PRC law and a wholly owned subsidiary of CDTV BVI, on May 31, 2004. On the same day, N-T Information Engineering and Li Yang, a PRC citizen then employed by SAIF, established N-S Digital TV. In June 2004, N-S Digital TV acquired from N-T Information Engineering its smart card and CA systems business and, in August 2006, N-S Digital TV acquired from N-T Information Engineering its set-top box design business. In April 2007, a new holding company, CDTV Holding, was established in the Cayman Islands. In May 2007, CDTV BVI executed a 40-for-1 share split of its ordinary shares and Series A preferred shares. Following this share split, the shareholders of CDTV BVI exchanged all of their shares of CDTV BVI for shares of CDTV Holding in proportion to their percentage interest in CDTV BVI, as a result of which CDTV BVI became a wholly owned subsidiary of CDTV Holding. In August 2007, with our consent, Ms. Yang transferred her entire equity interest in N-S Digital TV to Wei Gao, a PRC citizen employed by an affiliated company of SAIF.

In October 2007, we completed the initial public offering of our ADSs representing our ordinary shares and listed the ADSs on the NYSE.

In order to benefit from certain beneficial tax arrangements between the PRC and Hong Kong, in December 2007, CDTV BVI acquired Golden Benefit, a company incorporated in Hong Kong, for a nominal consideration, and transferred its 100% equity interest in Beijing Super TV to Golden Benefit. See "Item 3. Key Information—D. Risk Factors—Risks Relating to the People's Republic of China—We may be subject to PRC income tax on our global income, or dividends we receive from our PRC subsidiary may be subject to PRC withholding tax, depending on whether we are recognized as a resident enterprise in the PRC" and "Item 5. Operating and Financial Review and Prospects—A. Operating Results—Taxes and Incentives—PRC."

Since December 2007, new entities have been established or acquired in the PRC to offer new solutions and products, including Beijing Novel-Super Media Investment Co., Ltd., or N-S Media Investment, Cyber Cloud, Beijing Joysee Technology Co., Ltd., or Joysee, Beijing Super Movie Technology Co., Ltd., or Super Movie, Beijing Shibo Movie Technology Co., Ltd., or Shibo Movie and Beijing Xinsi Yijia Technology Co., Ltd., or Xinsi Yijia. Super Movie later dissolved in November 2013.

To facilitate the sale of our products in the overseas market, CSM Holdings was established in Hong Kong in February 2010.

In June 2008, Ms. Gao transferred all of her equity interests in N-S Digital TV to Junming Wu, who is a PRC citizen and is currently our employee. In November 2008, N-T Information Engineering transferred all of its equity interest in N-S Digital TV to Lei Zhang and Shizhou Shen, both of whom are PRC citizens and were then our employees. In July 2011, Junming Wu transferred all of his equity interests in N-S Digital TV to Tianxing Wang, who is a PRC citizen and was then our employee. In addition, in July 2011, Tianxing Wang, Lei Zhang and Wenjun Wang, who is a PRC citizen and was then our employee, each contributed cash to increase the registered capital of N-S Digital TV to RMB150 million using the loan proceeds from Beijing Super TV. As a result of these transactions, Tianxing Wang, Lei Zhang, Shizhou Shen and Wenjun Wang in aggregate owned all of the equity interest of N-S Digital TV.

N-S Digital Technology Co., Ltd., or N-S Digital Technology, and N-S Investment Holdings Co., Ltd., or N-S Investment Holdings, were incorporated in the PRC as wholly owned subsidiaries of our company in April and July 2010, respectively. In March 2011, N-S Digital Technology was dissolved. In June 2014, N-S Investment Holdings was renamed Beijing N-S Information Technology Co., Ltd., or N-S Information Technology, and Beijing Super TV transferred its equity interest in N-S Information Technology to CSM Holdings.

In June 2014, we conducted an internal reorganization, as a result of which we obtained legal ownership of N-S Digital TV, the variable interest entity, or VIE, that we controlled through contractual agreements in China, or VIE structure, and adjusted our senior management team. Specifically, we terminated the series of contractual agreements underlying the VIE structure between the nominee shareholders of N-S Digital TV, namely Tianxing Wang, Lei Zhang, Shizhou Shen and Wenjun Wang, and Beijing Super TV, and transferred the 100% equity interest of N-S Digital TV held by these nominee shareholders to Beijing Super TV. As a result, N-S Digital TV became an indirectly wholly owned subsidiary of the Company.

In May 2016, certain key employees made a cash investment in Beijing Super TV in return for 9.91% of the outstanding equity interest in Beijing Super TV. As a result, the equity interest of Beijing Super TV held by the Company was diluted to 90.09%.

On November 7, 2016, Golden Benefit, our wholly-owned subsidiary, reached the Equity Transfer Agreement with Bao Li, a newly established limited liability company collectively owned by several buyer parties, for the sale of all of the 90.09% equity interest in Beijing Super TV held by Golden Benefit for RMB610 million. A supplemental agreement to the Equity Transfer Agreement dated December 26, 2016 was entered among, Golden Benefit, Bao Li and Beijing Super TV, according to which, Bao Li is required to proceed with the procedures for exchanging RMB610 million into U.S. Dollar and paying U.S. Dollar to an offshore bank account designated by Golden Benefit as soon as possible but in any event no later than September 30, 2017. Bao Li paid the consideration in Renminbi to a PRC subsidiary of the Company on December 27, 2016 and Beijing Super TV completed the legal registration update of its shareholder information with the relevant PRC governmental authorities on December 29, 2016. As a result, from December 29, 2016, the Company no longer retained power of control over Beijing Super TV.

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

In August 2006, N-S Digital TV entered into an equity transfer agreement to purchase from N-T Information Engineering its 51% equity interest in Foshan Nanhai Guokai Digital TV Technology Co., Ltd., or Guokai, for a cash consideration of RMB2.4 million (US$0.3 million). The parties entered into a new agreement in March 2007 to reduce the consideration to RMB2.3 million (US$0.3 million). Guokai was a company primarily engaged in the research, development and sale of digital TV-related systems, software and products. A Japanese multinational company held the remaining 49% equity interest in Guokai. This transaction was completed on July 27, 2007. In June 2013, Guokai was dissolved.

In March 2007, N-S Digital TV and Jiangsu Qingda Technology Co. Ltd., or Jiangsu Qingda, one of our customers, entered into an agreement to set up a joint venture in Nanjing of Jiangsu Province mainly engaging in digital television technology development and services, Nanjing Qingda Yongxin Culture & Media Co. Ltd., or Qingda Yongxin. N-S Digital TV contributed RMB0.8 million (US$0.1 million) in cash, representing 40% of the equity interest in the joint venture. Jiangsu Qingda contributed RMB1.2 million (US$0.2 million) in cash, representing 60% of the equity interest in the joint venture. N-S Digital TV had an option to purchase up to an additional 30% of the equity interest of Qingda Yongxin, which expired in 2010 without being exercised. Since N-S Digital TV is a wholly owned subsidiary of Beijing Super TV, the investment in Qingda Yongxin was sold as part of the Super TV Disposition in December 2016.

In June 2008, N-S Digital TV and Xitao Lai, a PRC citizen, established Dongguan SuperTV Video Info Co., Ltd., or Dongguan Super TV, a joint venture in Dongguan, Guangdong Province, mainly to provide value-added services to television viewers. N-S Digital TV and Mr. Lai each contributed RMB5.0 million (US$0.7 million) in cash, representing 50% of the equity interest in the joint venture. In September 2008, N-S Digital TV exercised an option to purchase an additional 10% equity interest in the joint venture from Mr. Lai. In July 2009, N-S Digital TV sold its 20% equity interest in Dongguan Super TV to a new investor, Guangdong Jiacai Digital Technology Co., Ltd., or Guangdong Jiacai. In August 2010, N-S Digital TV entered into an equity transfer agreement with Guangdong Jiacai to repurchase the 20% equity interest in Dongguan Super TV from Guangdong Jiacai. After those transactions, the equity interest of Dongguan Super TV held by N-S Digital TV increased to 60% and N-S Digital TV became entitled to 70% of shareholders' voting rights and appointing three out of the five members of the board of directors of Dongguan Super TV. In November 2011, Dongguan Super TV transferred all of its high-definition interactive television services-related assets to the Dongguan branch of the Guangdong Broadcasting TV Network Co., Ltd. In December 2011, N-S Digital TV transferred its entire equity interest in Dongguan Super TV to a third-party for a total consideration of RMB6.6 million (US$1.0 million).

In August 2008, Beijing Super TV acquired from N-T Information Engineering all of its intellectual property rights relating to digital watermarking and image tracing technologies, including one issued patent and five then pending patent applications in the PRC. All of these five pending patents were later issued to Beijing Super TV. For details of these acquisitions, see "Item 4. Information on the Company—B. Business Overview—Intellectual Property."

On January 4, 2010, we entered into a share purchase agreement with OpenV China Holdings Company, or OpenV, a PRC online video company, and several other parties to make a strategic investment in OpenV. Pursuant to the share purchase agreement and related transaction documents, we acquired an 11.5% equity interest (subject to adjustment based on, among other things, OpenV's performance) in OpenV for a consideration of US$5.0 million and received a warrant to purchase ordinary shares of OpenV of up to US$4.5 million. As part of this investment transaction, we also agreed to extend to OpenV a US$2.5 million interest-free convertible loan, which could be converted into ordinary shares of OpenV, subject to certain closing conditions. The Company did not purchase additional ordinary shares of OpenV pursuant to the warrant, which expired, and the interest-free convertible loan was not extended to OpenV due to OpenV's performance in 2010. In 2010, we wrote off our entire investment in OpenV because we had doubts about OpenV's ability to continue as a going concern. As of December 31, 2013, we understood that OpenV's normal online video services had not been restored. On October 11, 2012, we entered into a share redemption agreement with OpenV, pursuant to which OpenV repurchased 460,080 of its shares from us for US$0.82 million. We continue to hold 2,345,267 shares of OpenV after the share repurchase.

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

In May 2010, we entered into a share subscription agreement with 3DiJoy Corp., or 3DiJoy, a company specializing in the research and development of interactive and motion-sensing gaming products, and several other parties to make a strategic investment in 3DiJoy. Pursuant to the share subscription agreement, we acquired an aggregate of 4,953,798 series C convertible preferred shares of 3DiJoy, representing a 24% equity interest, for an aggregate subscription price of US$6.0 million. In 2012, we accrued a full impairment charge of US$4.5 million related to our investment in 3DiJoy based on the fair value of 3DiJoy we estimated with the assistance of a third-party valuation firm, as we had doubts regarding 3DiJoy's ability to operate as a going concern given that it had been experiencing financial difficulties.

In May 2010, Beijing Super TV acquired an aggregate 34.45% equity interest in Guangzhou Rujia Network Technology Co., Ltd., or Guangzhou Rujia, through both purchase of existing shares from a shareholder of Rujia and contribution to its capital increase, for a total consideration of RMB16.5 million (US$2.5 million).

In August 2010, N-S Media Investment entered into an equity transfer agreement with Guangzhou Rujia to transfer all of its equity interest in Guangdong Super TV Digital Media Co., Ltd., or Guangdong Super TV, a wholly owned subsidiary of N-S Media Investment established in October 2008, for a consideration of RMB30.3 million (US$4.6 million).

In September 2015, a third-party investor contributed cash to increase the capital of Guangzhou Rujia resulting in the equity interest of Guangzhou Rujia held by Beijing Super TV decreasing to 33.3%. The investment in Guangzhou Rujia was sold as part of the Super TV Disposition in December 2016.

In December 2010, Beijing Super TV and Beijing Yuewu Yuntian Software Technology Ltd., or Yuewu Yuntian, agreed to establish Cyber Cloud in Beijing, which mainly engages in research and development of cloud computing technology-based digital video delivery solutions. Beijing Super TV and Yuewu Yuntian contributed RMB45.0 million (US$6.8 million) and RMB5.0 million (US$0.8 million) in cash, representing 90% and 10% of the equity interest in Cyber Cloud, respectively. Cyber Cloud was formally established on January 19, 2011. Pursuant to a series of agreements dated April 30, 2014, Cyber Cloud acquired a 100% equity interest in Xinsi Yijia from Yuewu Yuntian and Beijing Holch Capital Investment Center, or Holch Capital, and in exchange, Yuewu Yuntian and Holch Capital obtained certain non-controlling interests in Cyber Cloud. Moreover, Beijing Super TV transferred its remaining equity interest in Cyber Cloud to CSM Holdings. As a result of these transactions, CSM Holdings, Yuewu Yuntian and Holch Capital held 75%, 15% and 10% of the equity interest in Cyber Cloud, respectively. Xinsi Yijia became a wholly owned subsidiary of Cyber Cloud. Beijing Dingyuan Technology Co., Ltd., or Dingyuan, is controlled by Xinsi Yijia through a series of contractual arrangements. Dingyuan is immaterial from a financial perspective. In December, 2014, Beijing Gehua CATV Network Co., Ltd., or Gehua, injected capital into Cyber Cloud in exchange of a 10% equity interest in Cyber Cloud. The approval for the capital injection was obtained from the relevant PRC governmental authority in June 2015. As a result, CSM Holdings, Yuewu Yuntian, Gehua and Holch Capital held 67.5%, 13.5%, 10% and 9% of the equity interest in Cyber Cloud, respectively. In May and June 2016, the then existing shareholders of Cyber Cloud made a supplemental cash contribution proportionally to Cyber Cloud. In October 2016, Tianjin Xuanwutianxia Network Technology Center, or Xuanwutianxia, an entity owned by two employees of Cyber Cloud, entered into a share contribution agreement to make a cash contribution to Cyber Cloud. Further in December 2016, Ningbo Meishan Free Trade Port Area Jinxinronghui Investment Partnership, or Jinxinronghui, a third-party investor, contributed RMB33.0 million to Cyber Cloud. As a result, CSM Holdings, Yuewu Yuntian, Jinxinronghui, Gehua, Holch Capital and Xuanwutianxia will hold 57.7%, 11.5%, 10.0%, 8.6%, 7.7% and 4.5% of the equity interest in Cyber Cloud, respectively.

In April 2011, Beijing Super TV and Beijing Ying Zhi Cheng Technology Co., Ltd., or Ying Zhi Cheng Technology, an entity that is held mainly by employees of Joysee, agreed to establish Joysee in Beijing, which mainly engages in the research and development of advanced digital television terminals. Beijing Super TV and Ying Zhi Cheng Technology contributed RMB27.0 million (US$4.2 million) and RMB3.0 million (US$0.5 million) in cash, representing 90% and 10% of the equity interest in Joysee, respectively. Pursuant to an agreement, dated May 24, 2011, among Beijing Super TV, N-S Digital TV and Ying Zhi Cheng Technology, N-S Digital TV contributed RMB6.0 million (US$0.9 million) in cash, representing a 16.7% equity interest in Joysee. Pursuant to an agreement, dated June 13, 2011, among Beijing Super TV, N-S Digital TV, Ying Zhi Cheng Technology and Intel Semiconductor (Dalian) Ltd., or Intel, a wholly owned subsidiary of Intel Corporation in the PRC, Intel contributed RMB33.0 million (US$5.1 million) in cash, representing a 37.5% equity interest in Joysee. Pursuant to an equity transfer agreement, dated June 13, 2011, between N-S Digital TV and Intel, Intel transferred 7.5% of its equity investment in Joysee to N-S Digital TV for a nominal consideration. As a result of these transactions, Beijing Super TV, N-S Digital TV, Ying Zhi Cheng Technology and Intel each held a 46.9%, 17.9%, 5.2% and 30% equity interest in Joysee, respectively. In June 2014, Beijing Super TV and N-S Digital TV transferred their equity interest in Joysee to N-S Information Technology and Ying Zhi Cheng Technology, respectively. As a result of these transactions, N-S Information Technology, Ying Zhi Cheng Technology and Intel held 46.9%, 23.1% and 30% of the equity interests in Joysee, respectively. According to the articles of association of Joysee, N-S Information Technology is entitled to recommend for appointment three out of the five members to the board of directors of Joysee and has the power to determine all the major financial and operating decisions of Joysee. As a result, we are considered to have the ability to control Joysee. In September 2015, N-S Information Technology purchased the 30% equity interest in Joysee held by Intel. As a result, N-S Information Technology and Ying Zhi Cheng Technology held 76.9% and 23.1% of the equity interests in Joysee, respectively.

In June 2011, Beijing Super TV and Beijing AirMedia Advertising Co., Ltd., or AirMedia, entered into a framework cooperation agreement for the establishment of two joint ventures, Shibo Movie and Beijing Xinghe Union Media Co., Ltd., or Xinghe Union, in the PRC, each of which mainly engages in movie-related content sourcing and distribution services. In December 2011, Beijing Super TV, N-S Digital TV and AirMedia entered into a supplemental agreement, pursuant to which Beijing Super TV transferred its rights and obligations under the framework cooperation agreement to N-S Digital TV. N-S Digital TV and Air Media each contributed in cash RMB5.0 million (US$0.8 million), representing 50% of the equity interest in Shibo Movie, and RMB5.0 million (US$0.8 million) in cash, representing 50% of the equity interest in Xinghe Union. Shibo Movie and Xinghe Union were formally established on February 15, 2012 and March 13, 2012, respectively. On September 29, 2013, N-S Digital TV and AirMedia entered into a share swap agreement, pursuant to which N-S Digital TV transferred its equity interest in Xinghe Union to AirMedia, in exchange for AirMedia's equity interest in Shibo Movie. Upon completion of the registration update of Shibo Movie with the relevant PRC authorities in February 2014, Shibo Movie became wholly owned by N-S Digital TV. In June 2014, N-S Digital TV transferred its equity interest in Shibo Movie to N-S Information Technology.

In August 2011, Beijing Super TV and Beijing Chaoying Weichuang Technology Ltd. agreed to establish Super Movie, which mainly engaged in video program delivery services. Beijing Super TV and Beijing Chaoying Weichuang Technology Ltd. contributed cash in the amount of RMB13.5 million (US$2.1 million) and RMB1.5 million (US$0.2 million), respectively, representing 90% and 10% of the equity interest in Super Movie, respectively. Super Movie was formally established on September 23, 2011. We decided to discontinue the business of Super Movie and dissolved Super Movie in November 2013.

In August 2015, Shibo Movie, Guoshi Communication (Beijing) Co., Ltd., or Guoshi, and certain individuals set up Sinoscreens Media (Beijing) Co., Ltd., or Sinoscreens, in which Shibo Movie held 34% of the equity interest. In June 2016, Shibo Movie transferred the equity interest in Sinoscreens to a third-party.

In August 2015, N-S Information Technology and Hubei Taizihu Cultural Digital Innovation Industry Park Investment Co., Ltd., or Hubei Taizihu, a third-party company, established Hubei Shibo Screen Cross Technology Development Co., Ltd., or Hubei Shibo, in which N-S Information Technology would hold 65% of the equity interest.

In February 2016, CSM Holdings made an investment of RMB20.0 million (US$3.1 million) in cash to Beijing Dagong Technology Co. Ltd., or Dagong Technology, and owned 80% of the equity interest in Dagong Technology, which mainly engages in the research and development of unmanned aerial vehicle, or UAV, technology. In December 2016, N-S Information Technology purchased the remaining 20% equity interest of Dagong Technology from a noncontrolling shareholder. In February 2017, Dagong Technology was renamed Beijing Shibo Qihang Technology Co., Ltd., or Shibo Qihang.

Capital Expenditures and Divestitures

See "Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Capital Expenditures" for information concerning our principal capital expenditures for the previous three years and those currently in progress. See "Item 4. Information on the Company—A. History and Development of the Company" for information concerning our divestitures.

B.	Business Overview

Overview

We are a leading provider of cloud platforms, with gaming and other applications embedded, to PRC digital television and telecommunication network operators, enabling them to bring these applications to household television sets and other mobile devices.

Our cloud platforms provide cloud computing technology-based digital video delivery solutions to television and telecommunication network operators. Through the platforms, end users' requests are processed on centralized cloud servers. The cloud servers will then deliver content and solutions corresponding to such requests through the network in the form of audio and video streams which are in turn decoded and presented by the terminal to the end users.

Our cloud platforms enable television and telecommunication network operators to use their two-way set-top boxes that have already been installed to run a large number of value-added applications, such as video games, 3D games, educational applications and business service applications, which are accessible on smart phones, tablet computers, personal computers, Internet TVs and other devices.

As of December 31, 2016, we have entered into partnership agreements with more than 30 television and telecommunication network operators in Beijing, Shanghai, Guangdong, Jiangsu, Jilin, Chongqing, Sichuan, Hebei, Xinjiang, Shandong and other provinces. Our cloud platforms cover more than 130 million users, with more than 100 million digital TV users and 30 million IPTV users. We continue to focus on marketing and promotional efforts for our products and services to increase our cloud platform user base. For content offered through our cloud platform, we continue to explore applications outside of games, in fields such as education, online shopping and other forms of entertainment.

In December 2016, we disposed our CA and CA-related business through the Super TV Disposition. Accordingly, the operating results of Super TV have been reclassified as discontinued operations in the consolidated financial statements for all periods presented.

Our Products and Services

Our core products and services from continuing operations include the following:

•	Cloud platforms

•	Other products and services

Our core products and services from discontinued operations include the following:

•	End-to-end CA systems, including smart cards, head-end software and terminal-end licensing

•	Other digital television application systems for television network operators

Continuing Operations

Cloud Platforms

Key features of our cloud platforms include:

•	Uniform dissemination: The cross-version compatibility of the platforms preserves the value of past investment into platform development and helps the user base grow rapidly.

•	Uniform media: Different terminals and terminals of different regions can share access to uniform content.

•	Expeditious introduction of new services: The platforms are open-sourced and hence new services can be introduced expeditiously at a lower cost, since there is no need for secondary development.

•	Linear investment input: Level of investment can be increased gradually as the platform coverage expands, thereby reducing the risk of investment.

•	Multi-platform compatibility: The platforms are compatible with smart phones, tablet computers, personal computers, Internet TVs and other devices, facilitating the growth of the platforms' market share.

We provide a wide spectrum of value-added services through our cloud platforms and applications available on the platforms include cloud gaming and cloud education. We also provide operational strategies and customer service systems to operators.

Cloud gaming: Our cloud platforms focus on the development of cloud gaming with a vision to render users an instantaneous gaming experience without being limited to the device. Our cloud platforms operate a new service branded "1+ Cloud Gaming", through which it provides 2D games, 3D games, motion-sensing games and customized games. Our cloud platform cooperates broadly with a number of game developers.

Cloud education: We have launched the interactive education application on the cloud platform, mainly through cloud television programs, for children of age 0 to 7 and primary school students of age 7 to 13. The content of our programs primarily relates to nursery rhymes, early education, English language education and online drawing.

Operational strategies and customer service systems: We provide operators with a full range of professional operational strategies and a complete system of customer services based on the cloud platform. We perform content integration, data analysis, operation designs, promotion and customer services on the cloud platform.

Other Products and Services

We also provide other products and services to customers, including advanced digital television terminals which enable digital television network operators to provide value-added services to their subscribers and other products and services related to our newly developed business.

Discontinued Operations

CA Systems and Other Digital Television Application Systems for Television Network Operators

Our CA and CA-related business provides CA systems to the PRC's digital television market. CA systems consist of: software installed at the premises of the television network operators, or the head end; technology for the set-top box at the subscriber's end, or the terminal end; and smart cards used in the set-top boxes.

Technical Support and Services

We offer technical support and services for our cloud platform, and other products and services.

As of December 31, 2016, we have a specialized technical support team responsible for technical issues and customer complaints, providing services for both network operators and end users. Our technical service center is located in Beijing to respond to customer requests for information and assistance, provide remote assistance and on-site visits.

Sales and Marketing

As of December 31, 2016, we had 55 full-time sales personnel. We maintain regular contact with our customer base through contacts at industry forums, sales visits and use these opportunities to educate them about digital television systems and cloud platforms. We target operators planning to launch new cloud platform with more frequent contact from our sales and technical personnel. We compensate our sales personnel by means of base salaries and performance bonuses.

Customers

Our primary customers are television and telecommunication network operators. Our top three customers in 2016 were Beijing Gehua CATV Network Co., Ltd., Chongqing Cable TV Network Co., Ltd. and North United Broadcasting TV Network Co., Ltd., which contributed 40.5%, 14.6% and 8.4%, respectively, to our total revenues for that year.

We current derive, and we expect to continue to derive, a significant portion of our revenues each period from a limited number of large customers, although the particular customers may vary from period to period. See "Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—We depend, and expect to continue to depend, on a limited number of customers for a significant portion of our revenues in any single period. If one customer defers or cancels its orders, our revenues and net income could decline significantly."

More than 30 television network and telecommunication operators in the PRC, including operators located in Beijing, Shanghai, Guangdong, Jiangsu, Jilin, Chongqing, Sichuan, Hebei, Xinjiang and Shandong, have utilized our cloud technologies.

Suppliers

Our primary suppliers are game developers. We have arrangements with a number of game developers, including Shanghai Holyblade Network Technology Co., Ltd and Shanghai Transmension Technology Co., Ltd., to obtain games for our cloud platform.

For information about risks relating to our relationships with our suppliers, see "Item 3. Key Information—D. Risk Factors—We may be exposed to infringement or misappropriation claims by our suppliers and third parties that, if determined adversely to us, could require us to pay significant damage awards."

Competition

Currently, as the only major cloud platform provider for television operators and telecommunication operators in China, we do not have significant competitor in this market. We compete on the basis of customer service and technical support, brand name, track record and market recognition, technologies and price. On macro level, cloud platform services can be viewed as in competition with smart terminal solutions, since these two types of services are normally interchangeable and mutually exclusive. In order to enhance our ability to capture a wider customer base, we are in the process of combining cloud services with smart terminal solutions.

We believe that we can continue to compete successfully because of our advanced technology, our local knowledge and relationships and our more extensive customer support and service network.

Research and Development

Our success to date has in large part resulted from our strong research and development capabilities. As of December 31, 2016, our research and development team consisted of 66 employees, decreased from 300 as of December 31, 2015, as a result of the Super TV Disposition. Our research and development expenses for continuing operations increased from US$7.3 million in 2014 to US$8.8 million in 2015, and decreased to US$5.7 million in 2016.

Our business and the market in which we operate are characterized by rapid technological development, evolving market demand and frequent product upgrades. As cloud platforms and related products become more popular in the PRC, users are likely to seek more sophisticated applications that offer them greater reliability, flexibility and functionality. Our continued success will depend, in part, on our ability to continue developing and marketing products and services that respond to technological changes and evolving market demand in a timely and cost-effective manner.

Many of our current research and development staff are graduates of the PRC's top science and engineering universities, including Tsinghua University, and have extensive experience in cloud technologies.

Our research and development personnel focus our research on further developing (1) streaming-based cloud computing technology, including the development of streaming technologies based on the Android system and multi-screen compatibility, (2) the cloud plus terminal technologies, including the management and monitoring platforms, metadata analysis platforms and other systems, and (3) the cloud virtual reality technology solutions.

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

As of December 31, 2016, we had a total of 25 patents issued and 9 pending patent applications in the PRC. Our issued patents and pending patent applications relate primarily to cloud computing technologies, encryption and decryption technologies and technologies relating to video processing. We have also completed copyright registration of 30 software programs relating to application of cloud platforms in the PRC.

As of December 31, 2016, we owned 9 trademarks, all of which are registered trademarks. We have seven registered domain names, one of which was filed with the Ministry of Industry and Information Technology, or MIIT, which is cybercloud.com.cn. For information about risks relating to our intellectual property rights, see "Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry."

Insurance

We do not maintain any business insurance or key-man insurance for continuing operations. Insurance companies in the PRC offer limited business insurance products and, to our knowledge, offer limited business liability insurance. While business disruption insurance is available to a limited extent in the PRC, we have determined that the risks of disruption, cost of such insurance and the difficulties associated with acquiring such insurance on commercially reasonable terms make it impractical for us to have such insurance. As a result, we do not have any business liability, disruption or litigation insurance coverage for our operations in the PRC. We also generally do not maintain property insurance, except for insurance that covers the company’s automobiles.

Employees

As of December 31, 2016, 141 employees were engaged in our continuing operations. We have no part-time employees. Substantially all of our employees are located in the PRC.

The table below shows the number of employees categorized by business area and as a percentage of our workforce as of December 31, 2014, 2015 and 2016:

	As of December 31, 2014		As of December 31, 2015		As of December 31, 2016
	Number	%	Number	%	Number	%
Research and development	362	53.2%	300	49.2%	66	46.8%
Technical service	53	7.8	51	8.4	-	-
Sales and marketing	153	22.5	158	25.9	55	39.0
General and administration	82	12.1	71	11.7	20	14.2
Smart card production	30	4.4	29	4.8	-	-
Total	680	100.0%	609	100.0%	141	100.0%

As required by applicable PRC regulations, we participate in various employee benefit plans that are organized by municipal and provincial governments, including housing, pension, medical and unemployment benefit plans. We are required under PRC law to make contributions to the employee benefit plans at specified percentages of the salaries, bonuses and certain allowances of our employees, up to a maximum amount specified by the local government from time to time. Members of the retirement plan are entitled to a pension equal to a fixed proportion of the salary prevailing at the member's retirement date. The total contributions made to employee benefit plans for both continuing and discontinued operations in 2014, 2015 and 2016 were approximately US$5.8 million, US$5.5 million and US$5.0 million, respectively. Our employees are not represented by any collective bargaining agreements or labor unions. We believe that we maintain a good working relationship with our employees and we have not experienced any significant labor disputes.

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

Regulations

We operate substantially all of our business in the PRC and various aspects of our business activities are subject to the laws, rules and regulations of the PRC, including laws, rules and regulations relating to the cloud computing industry, the software industry and the cable television industry. These laws, rules and regulations require us to obtain certain licenses and certificates for our products. In addition, certain laws, rules and regulations of the PRC also affect the rights of our shareholders to receive dividends and other distributions from us. This section summarizes the principal regulations relevant to our lines of business.

Software Products Registrations

The Computer Software Copyright Registration Measures promulgated by the China Copyright Office on February 20, 2002 regulates software copyright registration, exclusive licensing contracts of software copyright and transfer agreements. Although such registration is not mandatory under PRC law, software copyright owners are encouraged to go through the registration process and registered software may receive better protection. As of December 31, 2016, we had 9 registered software products.

Taxes

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

Stock Incentive Plans

On December 25, 2006, the People's Bank of China issued the Administrative Measures on Individual Foreign Exchange Control, and on January 5, 2007, the SAFE issued the Implementation Rules of the Administrative Measures on Individual Foreign Exchange Control, both of which became effective on February 1, 2007. Under these regulations, all foreign exchange matters involved in employee share ownership plans, share option plans and other equity incentive plans participated in by PRC individuals are to be transacted upon the approval of the SAFE or its authorized branches.

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

Dividend Distribution

The principal regulations governing distribution of dividends paid by wholly foreign-owned enterprises include:

•	Wholly Foreign-Owned Enterprise Law (1986), as amended in 2000 and 2016; and

•	Wholly Foreign-Owned Enterprise Law Implementation Rules (1990), as amended in 2001 and 2014.

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

Regulations of Foreign Exchange in Certain Onshore and Offshore Transactions

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

Regulations of Overseas Listings

On August 8, 2006, six PRC regulatory agencies, including the MOFCOM, the SASAC, the SAT, the SAIC, the CSRC and the SAFE, jointly adopted the M&A Rules, which became effective on September 8, 2006 and were amended on June 22, 2009. The M&A Rules, among other things, include provisions that purport to require that an offshore special purpose vehicle formed for the purpose of an overseas listing of securities in a PRC company and controlled directly or indirectly by PRC companies or individuals obtain the approval of the CSRC prior to the listing and trading of such special purpose vehicle's securities on an overseas stock exchange.

We completed the initial listing and trading of our ADSs on the NYSE on October 11, 2007. We did not seek CSRC approval in connection with our initial public offering, as we were advised by our PRC counsel that, based on their understanding of the current PRC laws, regulations and rules, because we completed our restructuring before September 8, 2006, the effective date of the M&A Rules, we were not required by the M&A Rules to apply to the CSRC for approval of the listing and trading of our ADSs on a U.S. stock exchange, unless we were clearly required to do so by any rules promulgated in the future. See "Item 3. Key Information—D. Risk Factors—Risks Relating to the People's Republic of China—The approval of the CSRC might be required in connection with our initial public offering under certain PRC regulation; failure to obtain this approval, if required, could have a material adverse effect on our business, financial condition, results of operations and reputation as well as the trading price of our ADSs."

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

Among other things, the draft Foreign Investment Law expands the definition of foreign investment and introduces the principle of "actual control" in determining whether an entity should be treated as a foreign-invested enterprise, or an FIE. According to the definition set forth in the draft Foreign Investment Law, FIEs shall refer to enterprises established in China pursuant to PRC laws that are solely or partially invested by foreign investors. The draft Foreign Investment Law specifically provides that entities established in China (without direct foreign share ownership) but "controlled" by foreign investors, via contracts or trust, for example, will be treated as FIEs. Once an entity falls within the definition of FIE, it may be subject to foreign investment restrictions or prohibitions set forth in a "negative list" to be separately issued by the State Council at a later date. If the underlying business of an FIE is subject to foreign investment restrictions, it needs to go through a market entry clearance process carried out by the MOFCOM before the FIE can be established. If the underlying business of the FIE is subject to foreign investment prohibitions, it may not enter such business in China. However, an FIE, during the market entry clearance process, may apply in writing to be treated as a PRC domestic enterprise if its foreign investor(s) is/are "controlled" by PRC government authorities and its affiliates and/or PRC citizens. In this connection, "control" is broadly defined in the draft law to cover the following summarized categories: (i) holding 50% of more of the voting rights of the subject entity; (ii) holding less than 50% of the voting rights of the subject entity but having the power to secure at least 50% of the seats on the board or other equivalent decision-making bodies, or having the voting power to exert material influence on the board, the shareholders' meeting or other equivalent decision-making bodies; or (iii) having the power to exert decisive influence, via contractual or trust arrangements, over the subject entity's operations, financial matters or other key aspects of business operations.

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

We are a Cayman Islands holding company and conduct substantially all of our business through our operating subsidiaries in the PRC. We own 100% of the equity interest of CDTV BVI, a BVI holding company, that directly owns 100% of the equity interest of Golden Benefit and CSM Holdings, each a Hong Kong holding company. CSM Holdings directly owns a 100%, 80% and 57.7% equity interest in N-S Information Technology, Shibo Qihang and Cyber Cloud, respectively. N-S Information Technology holds a 76.9%, 100%, 100%, 65% and 20% equity interest in Joysee, N-S Media Investment, Shibo Movie, Hubei Shibo and Shibo Qihang, respectively, and Cyber Cloud holds a 100% equity interest in Xinsi Yijia.

The following diagram illustrates our key corporate structure as of the date of this annual report:

N-T Information Engineering was established by Tsinghua Enterprise Group, a company affiliated with Tsinghua University, and Hong Kong-based Tsinghua Novel Hi-Tech Investment Holding Ltd. in July 1998, and initially focused on developing, producing and selling digital data broadcasting equipment for cable television operators. In December 2002, N-T Information Engineering completed its acquisition of the CA systems-related assets of Tsinghua Tongfang. In March 2004, CDTV BVI was incorporated as a holding company in the BVI. Following the establishment of CDTV BVI, we restructured our operations in connection with an investment by SAIF. As part of this restructuring, we established Beijing Super TV, a wholly owned subsidiary of CDTV BVI, on May 31, 2004. On the same day, N-S Digital TV was also established. In June 2004, N-S Digital TV acquired from N-T Information Engineering its smart card and CA systems business and, in August 2006, N-S Digital TV acquired from N-T Information Engineering its set-top box design business. In April 2007, a new holding company, CDTV Holding, was established in the Cayman Islands. In May 2007, CDTV BVI executed a 40-for-1 share split of its ordinary shares and Series A preferred shares. Following this share split, the shareholders of CDTV BVI exchanged all of their shares of CDTV BVI for shares of CDTV Holding in proportion to their percentage interest in CDTV BVI. As a result, CDTV BVI became a wholly owned subsidiary of CDTV Holding. As a result of a series of transactions over the years, Tianxing Wang, Lei Zhang, Shizhou Shen and Wenjun Wang in aggregate owned all of the equity interest of N-S Digital TV.

In order to benefit from the tax arrangement between the PRC and Hong Kong, in December 2007, CDTV BVI acquired Golden Benefit, a company incorporated in Hong Kong, for a nominal consideration, and transferred its 100% equity interest in Beijing Super TV to Golden Benefit. See "Item 3. Key Information—D. Risk Factors—Risks Relating to the People's Republic of China—We may be subject to PRC income tax on our global income, or dividends we receive from our PRC subsidiary may be subject to PRC withholding tax, depending on whether we are recognized as a resident enterprise in the PRC" and "Item 5. Operating and Financial Review and Prospects—A. Operating Results—Taxes and Incentives—Tax Arrangement between the PRC and Hong Kong."

In December 2007, Beijing Super TV established a wholly owned subsidiary, N-S Media Investment, and transferred the equity interest of N-S Media Investment to N-S Information Technology in June 2014. In February 2008, CDTV BVI established a wholly owned subsidiary, CSM Holdings, in Hong Kong. In July 2010, we established N-S Investment Holdings, a wholly owned subsidiary of Beijing Super TV, in the PRC. In June 2014, N-S Investment Holdings was renamed N-S Information Technology, and Beijing Super TV transferred its 100% equity interest in N-S Information Technology to CSM Holdings.

In January 2011, we established Cyber Cloud, a subsidiary in which Beijing Super TV holds a 90% equity interest, in the PRC. Pursuant to a series of agreements dated April 30, 2014, Cyber Cloud acquired 100% equity interest in Xinsi Yijia from Yuewu Yuntian and Holch Capital, and in exchange, Yuewu Yuntian and Holch Capital obtained certain non-controlling interests in Cyber Cloud. Moreover, Beijing Super TV transferred its remaining equity interest in Cyber Cloud to CSM Holdings. Dingyuan is controlled by Xinsi Yijia through a series of contractual arrangements. In June 2015, Cyber Cloud completed the registration with the relevant PRC governmental authority of the capital contribution from Gehua. As a result of the transactions, CSM Holdings, Yuewu Yuntian, Gehua and Holch Capital held 67.5%, 13.5%, 10% and 9% of the equity interest in Cyber Cloud, respectively. In May and June 2016, the then existing shareholders of Cyber Cloud made a supplemental cash contribution proportionally to Cyber Cloud. In October 2016, Xuanwutianxia, an entity owned by two employees of Cyber Cloud, entered into a share contribution agreement to make a cash contribution to Cyber Cloud. Further, in December 2016, Jinxinronghui, a third-party investor, contributed RMB33.0 million to Cyber Cloud. As a result, CSM Holdings, Yuewu Yuntian, Jinxinronghui, Gehua, Holch Capital and Xuanwutianxia will hold 57.7%, 11.5%, 10.0%, 8.6%, 7.7% and 4.5% of the equity interest in Cyber Cloud, respectively.

Joysee was established in May 2011, and as a result of a series of equity transactions, N-S Information Technology held a 76.9% equity interest in Joysee. Shibo Movie was established in February 2012 as a joint venture of Beijing Super TV and became wholly owned by N-S Information Technology upon completion of a series of equity transactions in June 2014. See "Item 4. Information on the Company—A. History and Development of the Company—Our Investments and Acquisitions."

In May 2004, we established N-S Digital TV, which was incorporated in the PRC and wholly owned by PRC citizens, to produce and sell our CA systems to avoid our CA systems being deemed as non-PRC CA systems. We conducted a significant portion of our operations through N-S Digital TV. Prior to June 2014, we did not directly or indirectly have any equity interest in N-S Digital TV. However, Beijing Super TV, our wholly owned subsidiary in the PRC, had entered into a series of contractual arrangements with N-S Digital TV and its shareholders. As a result of these contractual arrangements, we were considered the primary beneficiary of N-S Digital TV and, accordingly, we consolidated N-S Digital TV's results of operations in our financial statements as part of our discontinued operations.

Beijing Super TV mainly engaged in supplying software products relating to smart cards to N-S Digital TV, providing technical support and related services to N-S Digital TV, and developing technology for use by N-S Digital TV. Specifically, Beijing Super TV and N-S Digital TV had entered into a series of contracts, including a products and software purchase agreement, a technical support and related services agreement, a technology license agreement and a technology development agreement, which were subsequently terminated on June 20, 2014.

In addition, Beijing Super TV had entered into an equity transfer option agreement, a business operating agreement, loan agreements, powers of attorney and share pledge agreements, which provided us with the ability to control N-S Digital TV, which were subsequently terminated on June 20, 2014.

In August 2015, N-S Information Technology and Hubei Taizihu, a third-party company, established Hubei Shibo, in which N-S Information Technology would hold 65% of the equity interest.

In February 2016, CSM Holdings contributed RMB20.0 million (US$3.1 million) in cash to Dagong Technology, which was renamed Shibo Qihang in February 2017, representing 80% of the equity interest in Dagong Technology, which mainly engages in the research and development of UAV technology. In December 2016, N-S Information Technology purchased the remaining 20% equity interest in Dagong Technology.

On November 7, 2016, we entered into the Equity Transfer Agreement with Bao Li for the sale of all the equity interest held by Golden Benefit, our wholly-owned subsidiary, in Beijing Super TV for RMB610 million, as followed by a supplemental agreement on December 26, 2016. Bao Li has transferred the consideration by Renminbi to a PRC subsidiary of the Company and Beijing Super TV completed the legal registration update of its shareholder information with the relevant PRC governmental authorities on December 29, 2016. As a result, from December 29, 2016, the Company no longer retained power of control over Beijing Super TV. See "Item 4. Information on the Company—A. History and Development of the Company."

D.	Property, Plants and Equipment

We currently maintain our headquarters and most of our operations at Jingmeng High-Tech Building B, 4th Floor, No. 5 Shangdi East Road, Haidian District, Beijing 100085, PRC, where we lease 1,230 square meters of office space pursuant to two short-term lease agreements with the same landlord for separate portions of the total space. The lease agreements are: (1) a lease agreement of N-S Information Technology with respect to an area of 470 square meters for its operational use; and (2) a lease agreement of Cyber Cloud with respect to an area of 760 square meters for its operational use. All the lease agreements will expire in April 2018.

Item 4A. Unresolved Staff Comments

Not applicable.

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

Overview

We are a leading provider of cloud platforms, with gaming and other applications embedded, to PRC digital television and telecommunication network operators, enabling them to bring these applications to household television sets and other mobile devices.

Our cloud platforms provide cloud computing technology-based digital video delivery solutions to television and telecommunication network operators. Through the platforms, end users' requests are processed on centralized cloud servers. The cloud servers will then deliver content and solutions corresponding to such requests through the network in the form of audio and video streams which are in turn decoded and presented by the terminal to the end users.

Our cloud platforms enable television and telecommunication network operators to use their two-way set-top boxes that have already been installed to run a large number of value-added applications, such as video games, 3D games, educational applications and business service applications, which are accessible on smart phones, tablet computers, personal computers, Internet TVs and other devices.

As of December 31, 2016, we have entered into partnership agreements with more than 30 television and telecommunication network operators in Beijing, Shanghai, Guangdong, Jiangsu, Jilin, Chongqing, Sichuan, Hebei, Xinjiang, Shandong, and other provinces. Our cloud platforms cover more than 130 million users, with more than 100 million digital TV users and 30 million IPTV users. We continue to focus on marketing and promotional efforts for our products and services to increase our cloud platform user base. For content offered through our cloud platform, we continue to explore applications outside of games, in fields such as education, online shopping and other forms of entertainment.

In December 2016, we disposed our CA and CA-related business through the Super TV Disposition. Accordingly, the operating results of Super TV have been reclassified as discontinued operations in the financial data for all periods presented.

Among the most significant factors affecting our business, financial condition and results of operations are:

•	Purchasing patterns of our customers. The revenue we generate from television and telecommunication network operators depends on the spending of end users on the cloud platforms. The uncertainty of the spending habits of end users will cause our revenue to fluctuate.

•	Ability to respond effectively to technological and commercial changes. Our business and the market in which we operate are characterized by rapid commercial and technological change, evolving market demand and frequent product enhancements. Our continued success will depend, in part, on our ability to continue developing and marketing products and services that respond to technological changes and evolving market demand in a timely and cost-effective manner.

•	Cost structure. Our profitability also depends on the cost structure of our operations, including, among other things, whether the revenue sharing model with game developers is on a pro rata basis or on a fixed amount basis.

In addition to the factors discussed above, our reported results are also affected by the fluctuations in the value of the Renminbi against the U.S. dollar, as our reporting currency is the U.S. dollar while the functional currency of our subsidiaries and variable interest entities in China, which operate substantially all of our business, is the Renminbi. In 2014, 2015 and 2016, the Renminbi depreciated against the U.S. dollar by approximately 2.5%, 4.4% and 7.2%, respectively. The depreciation of the Renminbi against the U.S. dollar contributed to the decrease in our net income reported in U.S. dollar terms in 2014, 2015 and 2016, respectively. For additional information relating to the fluctuations in the value of the Renminbi against the U.S. dollar, see "Item 3. Key Information—A. Selected Financial Data—Exchange Rate Information", "Item 3. Key Information—D. Risk Factors—Risks Relating to the People's Republic of China—Fluctuations in exchange rates could result in foreign currency exchange losses" and "Item 11. Quantitative and Qualitative Disclosures About Market Risks—Foreign Currency Risk."

Our business is managed as a single operating segment. Our management reviews our consolidated results of operations prepared in accordance with U.S. GAAP when making decisions about allocating our resources and assessing our performance.

Revenues

Our continuing operations derive revenues primarily from the following two sources:

•	Products. In 2014, we derived revenues from sales of advanced digital television terminals which enable digital television network operators to provide value-added services to their subscribers. In 2015 and 2016, we derived revenues from sales of hardware and software related to the application of cloud platform and other newly developed products.

•	Services. We derive revenue from providing operating services, system integration services and system development services based on the cloud platform for television and telecommunication network operators. For operating services, we cooperate with the operators by providing the cloud platform, including games embedded in the platform, conducting daily operational management and performing customer services. Our cloud platform system integration services involve providing cloud computing software, hardware, related system integration services and post-contract customer support, or PCS, to our customers. Our system development services involve the development of customized cloud-based software applications for our customers.

Revenues from the sales of our products and services accounted for 14.6% and 85.4%, respectively, of our total revenues in 2016, compared with 12.9% and 87.1%, respectively, of our total revenues in 2015.

Our net revenues represent total revenues less PRC VAT surcharge taxes and fees.

Cost of Revenues

Cost of revenues primarily includes: costs of hardware purchased from third-party suppliers as parts of our products sold or services provided, content fees paid to third-party developers for games embedded in the cloud platform, and other miscellaneous costs. Cost of revenues increased by 9.9% to US$1.5 million in 2016 from US$1.4 million in 2015. Cost of revenues related to the sales of our products and to the sales of our services accounted for 33.4% and 66.6%, respectively, of our total cost of revenues in 2016, compared with 10.4% and 89.6%, respectively, of our total cost of revenues in 2015. As a percentage of our net revenues, cost of revenues decreased from 71.8% in 2015 to 35.9% in 2016.

Gross Profit and Gross Margin

Gross profit is equal to net revenues less cost of revenues. Gross margin is equal to gross profit divided by net revenues. Our gross margin was 28.2% and 64.1% in 2015 and 2016, respectively, compared to negative gross margin in 2014. The increase in our gross margin from 2015 to 2016 was mainly due to an increase in revenue from high-margin business, such as cloud platform operations.

Operating Expenses

Our operating expenses consist of research and development expenses, selling and marketing expenses and general and administrative expenses. Each of these components of our operating expenses includes a portion of our total share-based compensation expenses, which are generally allocated according to the functions of those individuals who received share-based awards.

Research and Development Expenses. Research and development expenses consist primarily of costs associated with the design, development and testing of our products and technologies. Among other things, these costs include compensation and benefits for our research and development staff, rental for our office premises used for research and development activities, depreciation expenses related to equipment used in research and development activities, expenditures for purchases of supplies and other relevant costs. Compensation and benefits for our research and development staff accounted for the majority of our research and development expenses. Research and development expenses as a percentage of our net revenues were 458.2% and 133.8% in 2015 and 2016, respectively.

Selling and Marketing Expenses. Selling and marketing expenses consist primarily of compensation and benefits for our sales and marketing staff, expenses for promotional, advertising, travel and entertainment activities, expenditures for purchases of supplies and amortization of intangible assets. Selling and marketing expenses as a percentage of our net revenues were 214.3% and 65% in 2015 and 2016, respectively.

General and Administrative Expenses. General and administrative expenses consist primarily of compensation and benefits for our general management, finance and administrative staff, professional advisory fees, depreciation and amortization with respect to equipment used for general corporate purposes, rental costs for our office premises used by general management, finance and administrative staff, and other expenses incurred in connection with general corporate purposes. General and administrative expenses as a percentage of our net revenues were 167.7% and 88.4% in 2015 and 2016, respectively.

Share-Based Compensation Expenses. We account for share-based compensation expenses based on the fair value of share option grants at the date of grant.

We adopted our 2005, 2008, 2010 and 2012 Stock Incentive Plans in February 2005, September 2007, November 2010 and May 2012, respectively, and options to purchase an aggregate of 3,918,869 ordinary shares have been granted and were outstanding under the plans as of March 31, 2017. We also recognized immediately vested shared-based compensation in connection with capital injection by employees in 2016. We incurred share-based compensation expenses of US$1.7 million, US$0.1 million and US$0.9 million for continuing operations and nil, nil and USD$4.0 million for discontinued operations in 2014, 2015 and 2016, respectively. For additional information regarding our share-based compensation expenses, see Note 15 to our consolidated financial statements included elsewhere in this annual report.

The table below shows the allocation of share-based compensation from continuing operations charges to cost of revenues and our operating expense line items for the periods indicated:

	For the years ended December 31,
Share-Based Compensation Related to:	2014		2015		2016
	(in thousands of U.S. dollars)
Cost of revenues	US$	12	US$	3	US$	-
Research and development expenses		98		49		463
Selling and marketing expenses		130		30		447
General and administrative expenses		1,459		36		2
Total	US$	1,699	US$	118	US$	912

Income/(loss) from Operations

Income/(loss) from operations represents gross profit less operating expenses.

Non-operating Income/(Expenses)

Non-operating income/(expenses) includes interest income, gain from disposal of equity method investment and other income/(expense), each as presented in our consolidated statements of comprehensive income. Our interest income was US$0.2 million, US$0.1 million and US$0.1 million in 2014, 2015 and 2016, respectively. We had no interest expense these years. We recorded gain from disposal of an equity method investment in Sinoscreens of US$0.1 million in 2016. We also had other expense of US$0.1 million in 2014 and other income of US$0.4 million and US$1.1 million in 2015 and 2016, respectively.

Critical Accounting Policies

We prepare our financial statements in conformity with U.S. GAAP, which requires us to make estimates and assumptions that affect our reporting of, among other things, assets and liabilities, contingent assets and liabilities and revenues and expenses. We continually evaluate these estimates and assumptions based on the most recently available information, our own historical experience and other factors that we believe to be relevant under the circumstances. Since our financial reporting process inherently relies on the use of estimates and assumptions, our actual results could differ from what we expect. This is especially true with some accounting policies that require higher degrees of judgment than others in their application. We consider the policies discussed below to be critical to an understanding of our consolidated financial statements because they involve the greatest reliance on our management's judgment.

Revenue Recognition

We historically derived revenues primarily from two sources: (1) sales of products, including smart cards and other products sourced from third-party suppliers; and (2) provision of services, including cloud platform operating services, head-end system integration services, head-end system development services, and CA system terminal-end technology that generate licensing income and royalty income.

All the revenues from sales of smart cards, licensing and royalty income and substantially all of system integration service and system development service were derived from the CA business from the operation of Super TV. Since Super TV was disposed by the Company in December 2016, the related revenues are included in income from operations of discontinued operations for all periods presented.

For sales of our products, we recognize revenue when the products are delivered to and received by customers.

Our cloud platforms provide cloud gaming with a vision to render end users an instantaneous gaming service.

We enter into agreements with cable TV network operators and publishes games developed by third-party game developers onto the cloud game platforms embedded in cable TV. The cloud game platforms enable the end users to purchase in-game virtual items by converting virtual currencies, which is purchased in the uniform platform virtual currency system. The cable TV network operators receive the service fees paid by end users and they will pay us a pre-agreed portion of the cash received.

We view cable TV network operators as our customers. In the arrangements with cable TV network operators, cable TV network operators enter into agreements with end users and are in the role of operating the cable TV network system. Our cloud platform service is one of the value added services embedded in the cable TV network system.

We are not able to estimate accurately the amount of revenue before billing statements are mutually agreed with cable TV network operators. Amount of revenue earned is only determinable, when we have received mutually agreed billing statements from cable TV network operators.

We consider ourselves as the primary obligor, as we operate the cloud platforms, including initiating promotion activities, providing bug fixing and upgrades services of the platforms, maintaining virtual currency system, managing interfaces of the platform, and maintaining the servers, as needed. In addition, we have the discretion in supplier selection and the latitude in establishing price. As such, we recognize such revenue on a gross basis.

Once the end users convert the platform virtual currency to in-game virtual items, the in-game virtual items will be used by the end users in a very short period of time. In addition, substantially most of the in-game virtual items can be used only once and provide immediate advantages to the end users in the game without further substantial benefits.

At each period end, we summarize consumed virtual currencies and the balance of unconsumed virtual currencies. We recognize revenue for consumed virtual currencies based on the billing statements mutually agreed with cable TV network operators, and defer revenue for unconsumed balance as of each period end.

Our cloud platform and CA system integration services primarily involve provision of our software, third-party hardware and software, related installation and integration services and PCS, including telephone support and bug-fixing. Our head-end system development services involve the development of customized software applications related to cloud platform and digital TV technology.

For multi-element arrangements of our system integration services, we allocate revenue to all deliverables based on their relative selling prices. In such circumstances, we use the following hierarchy to determine the selling price to be used for allocating revenue to deliverables: (i) vendor-specific objective evidence of fair value, or VSOE; (ii) third-party evidence of selling price, or TPE; and (iii) best estimate of selling price, or ESP. VSOE generally exists only when we sell the deliverable separately and is the price actually charged by us for that deliverable. ESPs reflect our best estimates of what the selling prices of elements would be if they were sold regularly on a stand-alone basis.

When we deliver the hardware and software to, and install and integrate them for, our customers, our customers sign the preliminary acceptance. The final acceptance is typically signed six months to one year after the issuance of the preliminary acceptance if no major technical problems are discovered. Hardware, software, integration, and installation are considered delivered to customers when the preliminary acceptance is signed because only at that time are customers able to use the integrated system. Therefore, revenue for the system integration services, except PCS, is recognized when the installation and integration of software is completed, which is indicated by obtaining the preliminary acceptance from customers. We defer the revenue for PCS and recognize it over the free PCS term.

With respect to our system development services, we use the completed-contract method to recognize revenue when the software application development is finished and accepted by customers, as a system development arrangement requires significant production, modification, or customization of software and is generally completed within several weeks or months.

We receive licensing fees from set-top box manufacturers who license our CA systems terminal-end technology, and we are also entitled to receive royalties from them based on the quantity of set-top boxes manufactured under such licenses. Royalty revenue is recognized when both of the following criteria are met: (1) sales reports are received from set-top box manufacturers; and (2) payments are received. Licensing income is recognized when we receive acceptance note of license issued by the set-top box manufacturers.

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

Application of the goodwill impairment test requires judgment, including the identification of reporting units, assignment of assets and liabilities to reporting units, assignment of goodwill to reporting units, and determination of the fair value of each reporting unit. Estimating fair value is performed by utilizing various valuation techniques, with a primary technique being a discounted cash flow which requires significant judgments, including estimation of future cash flows, which is dependent on internal forecasts, estimation of the long-term rate of growth for the Company's business, estimation of the useful life over which cash flows will occur, and determination of the Company's weighted average cost of capital.

In the evaluation of the goodwill for impairment, we may first assess qualitative factors to determine whether it is "more likely than not" that the fair value of a reporting unit is less than its carrying amount as a basis for determining whether it is necessary to perform the two-step goodwill impairment test. If it is more likely than not that the fair value of a reporting unit is less than its carrying amount, goodwill is then tested following a two-step process. The first step compares the fair value of each reporting unit with its carrying amount, including goodwill. If the fair value of each reporting unit exceeds its carrying amount, goodwill is not considered to be impaired and the second step will not be required. If the carrying amount of a reporting unit exceeds its fair value, the second step compares the implied fair value of goodwill with the carrying value of a reporting unit's goodwill. The implied fair value of goodwill is determined in a manner similar to accounting for a business combination with the allocation of the assessed fair value determined in the first step to the assets and liabilities of the reporting unit. The excess of the fair value of the reporting unit over the amounts assigned to the assets and liabilities is the implied fair value of goodwill. An impairment loss is recognized for any excess in the carrying value of goodwill over the implied fair value of goodwill. We have determined to perform the annual impairment test on December 31 of each year. We did not incur any impairment loss on goodwill for the years ended December 31, 2014, 2015 or 2016.

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

Recently Issued Accounting Pronouncements Not Yet Adopted

See Note 2(ee) to our consolidated financial statements included elsewhere in this annual report for recently issued accounting standards that we believe may have implications on our consolidated financial statements for future periods.

Taxes and Incentives

Cayman Islands, British Virgin Islands and Hong Kong

Our company, as an exempted company incorporated in the Cayman Islands, and CDTV BVI, our wholly owned subsidiary incorporated in BVI, are not subject to any income or capital gains tax under the current laws of the Cayman Islands and BVI. Golden Benefit and CSM Holdings, our indirectly wholly owned subsidiaries incorporated in Hong Kong, were subject to 16.5% Hong Kong profits tax in 2014, 2015 and 2016 on their activities conducted in Hong Kong.

PRC

Our subsidiaries, our VIE and the subsidiaries of our VIE operating in the PRC are subject to PRC taxes as described below:

Enterprise Income Tax. Effective from January 1, 2008, the PRC statutory income tax rate is 25% according to the 2008 EIT Law. Beijing Super TV, N-S Digital TV, N-S Media Investment, N-S Information Technology, Joysee, Cyber Cloud, Shibo Movie, Xinsi Yijia, Dingyuan, Dagong Technology and Hubei Shibo are registered in the PRC and are subject to PRC Enterprise Income Tax ("EIT") on the taxable income in accordance with the relevant PRC income tax laws.

N-S Digital TV qualified as "High-and-New Technology Enterprise", or the HNTE, under the 2008 EIT Law, and therefore qualified for a preferential tax rate of 15% for a three year period. In October 2011 and again in October 2014, N-S Digital TV successfully renewed its HNTE qualification and qualified for a preferential tax rate of 15% from 2011 to 2016. In October 2014, Cyber Cloud obtained the HNTE certificate for the tax years from 2014 to 2016, and Cyber Cloud is entitled to a preferential income tax rate of 15% in each of those years. Beijing Super TV has been qualified as “Key Software Enterprise” and entitled for a preferential tax rate of 10% since 2010. In December 2013, Beijing Super TV obtained such certificate for the tax years from 2013 to 2014. As a result, Beijing Super TV was entitled to a preferential income tax rate of 10% in each of those years. Beginning from 2015, the administrative examination and approval for certification of “Key Software Enterprise” have been cancelled and was changed to self-assessment. In 2015 and 2016, Beijing Super TV assessed that it was qualified as “Key Software Enterprise”, based on the benchmarks to be qualified for such preferential tax rate.

In addition, under the 2008 EIT Law, an enterprise established under the laws of a foreign country or region whose "de facto management body" is located within the PRC territory is considered a resident enterprise and will generally be subject to the enterprise income tax at the rate of 25% on its global income as well as PRC enterprise income tax reporting obligations. According to the Implementation Rules, "de facto management body" refers to a managing body that exercises, in substance, overall management and control over the production and business, personnel, accounting and assets of an enterprise. SAT Notice 82 provides for certain specific criteria for determining whether the "de facto management body" of a Chinese-controlled offshore enterprise is located in the PRC. In addition, SAT Bulletin 45, which became effective on September 1, 2011, provides guidance on the implementation of SAT Notice 82. SAT Bulletin 45 clarifies certain issues relating to: (i) the determination procedures of PRC resident enterprise status; and (ii) tax registration and other related procedures for PRC resident enterprises. SAT Bulletin 45 also provides that if an offshore PRC resident enterprise presents a copy of the Chinese tax resident determination certificate issued by the competent tax authorities to a payer of PRC-sourced dividends, interest, royalties and other income, such payer shall not withhold income tax on these payments to the offshore PRC resident enterprise. We believe that we are not a PRC resident enterprise with reference to the criteria set forth in SAT Notice 82. However, if we were to be considered as a PRC resident enterprise, we would be subject to the enterprise income tax at the rate of 25% on our global income as well as PRC enterprise income tax reporting obligations. See "Item 3. Key Information—D. Risk Factors—Risks Relating to the People's Republic of China—We may be subject to PRC income tax on our global income, or dividends we receive from our PRC subsidiary may be subject to PRC withholding tax, depending on whether we are recognized as a resident enterprise in the PRC." In addition, the 2008 EIT Law and the Implementation Rules provide that a withholding tax of 10% (which may be reduced by the relevant tax treaties between the PRC and other jurisdictions) will generally be applicable to dividends payable to non-resident enterprises, and, unlike the prior tax law, does not specifically exempt corporations that pay dividends from withholding all or part of such income tax when they pay dividends to their non-resident investors. To the extent we are not considered as a PRC resident enterprise or dividends paid from our PRC operating subsidiary are not deemed as "dividends among qualified PRC resident enterprises", the dividends our PRC subsidiary pays to us will be subject to this withholding tax. See "Item 3. Key Information—D. Risk Factors—Risks Relating to the People's Republic of China—We may be subject to PRC income tax on our global income, or dividends we receive from our PRC subsidiary may be subject to PRC withholding tax, depending on whether we are recognized as a resident enterprise in the PRC." In addition, this withholding tax may also apply to dividends we pay to our non-PRC individual shareholders if we were to be considered as a PRC resident enterprise. See "Item 3. Key Information—D. Risk Factors—Risks Relating to the People's Republic of China—Dividends payable by us to our non-PRC shareholders and ADS holders, and gains on the sales of our ordinary shares or ADSs, may be subject to withholding taxes under PRC tax laws, which may materially reduce the value of your investment."

Value-Added Tax. We are subject to value-added tax, or VAT, at the rate of 17% and 6% on the sales of our products and rendering our services, respectively. Pursuant to a PRC tax policy intended to encourage the development of software and integrated circuit industries and a notice jointly issued by the PRC Ministry of Finance and the SAT in October 2011, each of N-S Digital TV, Beijing Super TV and Cyber Cloud is entitled to a refund of VAT paid at a rate of 14% (i.e., the excess of the effective VAT rate over 3%) of the sale value of some of our software products. The amount of VAT refund included in our total revenues from continuing operations was nil, US$9.4 thousand and US$57.0 thousand in 2014, 2015 and 2016, respectively, accounting for nil, 0.5% and 1.3%, respectively, of our total revenues in the corresponding periods. We include such refunds in the total revenues in our consolidated statements of comprehensive income included elsewhere in this annual report.

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

The SAT issued SAT Notice 601 and SAT Announcement 30 on October 27, 2009 and June 29, 2012, respectively, both of which are applicable to the tax arrangements between the PRC and Hong Kong. Specifically, SAT Notice 601 provides that only enterprises with active operations can be recognized as "beneficial owners" under relevant tax treaties which are entitled to enjoy the corresponding tax benefits. It further provides that those enterprises that are established solely for the purposes of benefiting from favorable tax treatment under the relevant tax treaties should not be recognized as "beneficial owners" and therefore cannot enjoy favorable tax treatment. Furthermore, SAT Announcement 30 provides that a comprehensive analysis should be made when determining the "beneficial owner" status based on all the factors set out in SAT Notice 601. See "Item 3. Key Information—D. Risk Factors—Risks Relating to the People's Republic of China—We may be subject to PRC income tax on our global income, or dividends we receive from our PRC subsidiary may be subject to PRC withholding tax, depending on whether we are recognized as a resident enterprise in the PRC."

Recent Acquisitions

See "Item 4. Information on the Company—A. History and Development of the Company—Our Investments and Acquisitions."

Discontinued operations

In December 2016, Bao Li acquired all of the 90.09% equity interest in Beijing Super TV held by Golden Benefit. As a result, we deconsolidated Beijing Super TV and its wholly owned subsidiary, N-S Digital TV, from our consolidated financial statements. Retrospective adjustments to the historical consolidated statements of comprehensive income/(loss) have also been made to provide a consistent basis of comparison for the financial results. Specifically, Super TV’s operational results have been excluded from our financial results from continuing operations and have been reclassified to income from operations of discontinued operations.

Results of Operations

The following table sets forth our condensed consolidated statements of operations by amount and as a percentage of our net revenues for the periods indicated:

	For the years ended December 31,
	2014			2015			2016
	Amount		% of Net Revenues	Amount		% of Net Revenues	Amount		% of Net Revenues
	(In thousands of U.S. dollars, except percentages)
Revenues:
Products	US$	1,571	82.0%	US$	248	12.9%	US$	618	14.6%
Services		344	18.0		1,674	87.2		3,622	85.7
Total revenues		1,915	100.0		1,922	100.1		4,240	100.3
Tax and surcharges		-	-		(2)	(0.1)		(12)	(0.3)
Net revenues		1,915	100.0		1,920	100.0		4,228	100.0
Cost of revenues:(1)
Products		2,052	107.2		143	7.4		506	12.0
Services		292	15.2		1,237	64.4		1,011	23.9
Total cost of revenues		2,344	122.4		1,380	71.8		1,517	35.9
Gross (loss)/profit		(429)	(22.4)		540	28.2		2,711	64.1
Operating expenses:
Research and development(1)		7,265	379.4		8,798	458.2		5,655	133.8
Selling and marketing(1)		3,696	193.0		4,114	214.3		2,747	65.0
General and administrative(1)		6,236	325.6		3,220	167.7		3,739	88.4
Total operating expenses		17,197	898.0		16,132	840.2		12,141	287.2
Loss from continuing operations		(17,626)	(920.4)		(15,592)	(812.0)		(9,430)	(223.1)
Interest income		205	10.7		104	5.4		105	2.5
Gain from disposal of equity method investments		-			-			95	2.3
Other (expense)/income		(50)	(2.6)		354	18.4		1,088	25.7
Loss from continuing operations before income tax expenses		(17,471)	(912.3)		(15,134)	(788.2)		(8,142)	(192.6)
Income tax expenses		81	4.2		292	15.2		114	2.7
Net loss from continuing operations before share of loss on equity method investments		(17,552)	(916.5)		(15,426)	(803.4)		(8,256)	(195.3)
Share of loss on an equity method investment, net of nil income taxes		-	-		(101)	(5.3)		-	-
Net loss from continuing operations		(17,552)	(916.5)		(15,527)	(808.7)		(8,256)	(195.3)
Discontinued operations
Income from the operations of discontinued operations, net of income taxes		36,717	1,917.3		16,155	841.4		10,445	247.0
Gain from disposal of discontinued operations, net of income taxes		-	-		-	-		43,190	1,021.5
Income from discontinued operations, net of income taxes		36,717	1,917.3		16,155	841.4		53,635	1,268.5
Net income		19,165	1,000.8		628	32.7		45,379	1,073.2
Less: Net loss attributable to noncontrolling interest		(1,725)	(90.1)		(900)	(46.9)		(39)	(0.9)
Net loss from continuing operations attributable to China Digital TV Holding Co., Ltd.		(15,827)	(826.4)		(14,627)	(761.8)		(7,226)	(170.9)
Net income from discontinued operations attributable to China Digital TV Holding Co., Ltd.		36,717	1,917.3		16,155	841.4		52,644	1,245.0
Net income attributable to China Digital TV Holding Co., Ltd.	US$	20,890	1,090.9%	US$	1,528	79.6%	US$	45,418	1,074.1%

(1)	Share-based compensation charges incurred during the period related to:

	For the years ended December 31,
	2014			2015			2016
	Amount		% of Net Revenues	Amount		% of Net Revenues	Amount		% of Net Revenues
	(In thousands of U.S. dollars, except percentages)
Cost of revenues	US$	12	0.6%	US$	3	0.2%	US$	-	0.0%
Research and development expenses		98	5.1		49	2.6		463	11.0
Selling and marketing expenses		130	6.8		30	1.6		447	10.6
General and administrative expenses	US$	1,459	76.2%	US$	36	1.9%	US$	2	0.0%

Comparison of Years Ended December 31, 2016 and December 31, 2015

Revenues. The following table sets forth revenues by sources and the percentage of our total revenues for the periods indicated:

	For the years ended December 31,
	2015			2016
	Amount		% of Total Revenues	Amount		% of Total Revenues
	(In thousands of U.S. dollars, except percentages)
Products	US$	248	12.9%	US$	618	14.6%
Services
Cloud platform operations		412	21.4		2,019	47.6
Head-end system integration		527	27.4		708	16.7
Head-end system development		735	38.3		895	21.1
Subtotal		1,674	87.1		3,622	85.4
Total revenues	US$	1,922	100.0%	US$	4,240	100.0%

Our total revenues increased by 120.6% from US$1.9 million in 2015 to US$4.2 million in 2016, reflecting an increase in revenues from the cloud platform operations.

Revenues from the sales of our products increased by 149.2% from US$0.2 million in 2015 to US$0.6 million in 2016, mainly due to an increase in the sales of our newly developed products.

Revenues from the sales of our services increased by 116.4% from US$1.7 million in 2015 to US$3.6 million in 2016, primarily due to the increase in revenues from the cloud platform operations.

Net Revenues. Our net revenues increased by 120.2% from US$1.9 million in 2015 to US$4.2 million in 2016.

Cost of Revenues. The following table sets forth cost of revenues by sources of revenues by amount and as a percentage of net revenues for the periods indicated:

	Years ended December 31,
	2015			2016
	Amount		% of Net Revenues	Amount		% of Net Revenues
	(In thousands of U.S. dollars, except percentages)
Products	US$	143	7.4%	US$	506	12.0%
Services		1,237	64.4		1,011	23.9
Total cost of revenues	US$	1,380	71.8%	US$	1,517	35.9%

Cost of revenues increased by 9.9% to US$1.5 million in 2016 from US$1.4 million in 2015, reflecting an increase in cost of revenues relating to our products. Cost of revenues relating to our products increased by 253.8% to US$0.5million in 2016 from US$0.1 million in 2015, mainly due to an increase in cost of revenues from our newly developed products. Cost of revenues relating to our services decreased by 18.3% to US$ 1.0 million in 2016 from US$1.2 million in 2015, mainly due to a decrease in cost for purchase of hardware related to cloud platform system integration provided in 2016.

Gross Profit and Gross Margin. Gross profit increased by 402.0% from US$0.5 million in 2015 to US$2.7 million in 2016. Our gross margin increased from 28.2% in 2015 to 64.1% in 2016, primarily due to an increase in the cloud platform operations, which have a higher margin than the Company’s other continuing operations, such as system integration and system development.

Operating Expenses. Our operating expenses decreased by 24.7% to US$12.1 million in 2016 from US$16.1 million in 2015. This reflected decreases in research and development expenses, selling and marketing expenses, which was partially offset by an increase in general and administrative expenses. Operating expenses, as a percentage of net revenues, decreased to 287.2% in 2016 from 840.2% in 2015.

Research and Development Expenses. Our research and development expenses decreased by 35.7% to US$5.7 million in 2016 from US$8.8 million in 2015. This was mainly due to a decrease in personnel-related expenses resulting from lower headcount. Our research and development expenses, as a percentage of net revenues, decreased to 133.8% in 2016 from 458.2% in 2015.

Selling and Marketing Expenses. Our selling and marketing expenses decreased by 33.2% to US$2.7 million in 2016 from US$4.1 million in 2015. This was primarily due to a decrease in personnel- related expenses resulting from lower headcount, as well as decreased marketing expenses. Our selling and marketing expenses, as a percentage of net revenues, decreased to 65.0% in 2016 from 214.3% in 2015.

General and Administrative Expenses. Our general and administrative expenses increased by 16.1% to US$3.7 million in 2016 from US$3.2 million in 2015, primarily due to an increase in professional fees.

Loss from Operations. As a result of the foregoing, our loss from operations decreased by 39.5% to US$9.4 million in 2016 from US$15.6 million in 2015.

Non-Operating Income (Expenses). We had non-operating income of US$1.3 million in 2016, compared with US$0.5 million in 2015. Our non-operating income in 2016 primarily consisted of interest income of US$0.1 million, gain from disposal of an equity method investment of US$0.1 million and other income of US$1.1 million. Our interest income remained relatively stable as compared with 2015. Our other income increased from US$0.4 million in 2015 to US$1.1 million in 2016, primarily due to an increase in government subsidy income.

Income Tax Expenses. Our income tax expenses decreased from US$0.3 million in 2015 to US$0.1 million in 2016. The decrease in our income tax expenses was primarily due to a decrease in withholding income tax for reimbursements to our expenses incurred as a registrant from Deutsche Bank Trust Company Americas, or DBTCA.

Share of Loss on an Equity Method Investment, Net of Income Taxes. Our share of loss on an equity method investment decreased from US$0.1 million in 2015 to nil in 2016. Our share of loss on an equity method investment in 2015 was attributable to the share of loss from our equity investment in Sinoscreens, which was disposed of in 2016.

Net Loss Attributable to Non-controlling Interest. Net loss attributable to non-controlling interest decreased from US$0.9 million in 2015 to US$39.0 thousand in 2016. Net loss attributable to non-controlling interest represents the proportional share of net loss of our consolidated, but not wholly owned, subsidiaries that are attributable to the other shareholders of such subsidiaries. The change was primarily due to share of net income of Beijing Super TV, which was profitable and changed from our wholly-owned subsidiary to majority-owned subsidiary in 2016.

Net Loss from Continuing Operations Attributable to Holders of Ordinary Shares. As a result of the foregoing, net loss from continuing operations attributable to holders of ordinary shares decreased by 50.6% from US$14.6 million in 2015 to US$7.2 million in 2016. Our basic and diluted loss per ordinary share from continuing operations in 2016 were US$0.12 and US$0.12, respectively.

Comparison of Years Ended December 31, 2015 and December 31, 2014

Revenues. The following table sets forth revenues by sources and the percentage of our total revenues for the periods indicated:

	For the years ended December 31,
	2014			2015
	Amount		% of Total Revenues	Amount		% of Total Revenues
	(In thousands of U.S. dollars, except percentages)
Products	US$	1,571	82.0%	US$	248	12.9%
Services
Cloud platform operations		12	0.6		412	21.4
Head-end system integration		178	9.3		527	27.4
Head-end system development		154	8.1		735	38.3
Subtotal		344	18.0		1,674	87.1
Total revenues	US$	1,915	100.0%	US$	1,922	100.0%

Our total revenues remained relatively stable for 2015 as compared with 2014.

Revenues from the sales of our products decreased by 84.2% from US$1.6 million in 2014 to US$0.2 million in 2015, mainly due to a decline in sales of smart television terminals which enable digital television network operators to provide value-added services to their subscribers.

Revenues from the sales of our services increased by 386.6% from US$0.3 million in 2014 to US$1.7 million in 2015, primarily due to the increase in revenues from cloud platform system integration and system development.

Net Revenues. Our net revenues remained relatively stable for 2015 as compared with 2014.

Cost of Revenues. The following table sets forth cost of revenues by sources of revenues by amount and as a percentage of net revenues for the periods indicated:

	Years ended December 31,
	2014			2015
	Amount		% of Net Revenues	Amount		% of Net Revenues
	(In thousands of U.S. dollars, except percentages)
Products	US$	2,052	107.2%	US$	143	7.4%
Services		292	15.2		1,237	64.4
Total cost of revenues	US$	2,344	122.4%	US$	1,380	71.8%

Cost of revenues decreased by 41.1% to US$1.4 million in 2015 from US$2.3 million in 2014, reflecting a decrease in cost of revenues relating to our products, which was partially offset by increase in cost of revenues relating to our services. Cost of revenues relating to our products decreased by 93.0% to US$0.1 million in 2015 from US$2.0 million in 2014, mainly due to a decline in cost of revenues from smart television terminals, corresponding to decreased revenues. Cost of revenues relating to our services increased by 323.6% to US$1.2 million in 2015 from US$0.3 million in 2014, mainly due to an increase in cost of revenues from cloud platform system integration and system development.

Gross Profit and Gross Margin. Gross profit was 0.5 million in 2015, compared with a loss of 0.4 million in 2014. Our gross margin was 28.2% in 2015, primarily due to a decrease in the loss-making sale of products, as well as the increase in revenues from services which have comparatively high margin.

Operating Expenses. Our operating expenses decreased by 6.2% to US$16.1 million in 2015 from US$17.2 million in 2014. This reflected decreases in general and administrative expenses, which was partially offset by increase in research and development expenses and selling and marketing expenses. Operating expenses, as a percentage of net revenues, decreased to 840.2% in 2015 from 898.0% in 2014.

Research and Development Expenses. Our research and development expenses increased by 21.1% to US$8.8 million in 2015 from US$7.3 million in 2014. This was mainly due to an increase in personnel-related expenses resulting from higher headcount. Our research and development expenses, as a percentage of net revenues, increased to 458.2% in 2015 from 379.4% in 2014.

Selling and Marketing Expenses. Our selling and marketing expenses increased by 11.3% to US$4.1 million in 2015 from US$3.7 million in 2014. This was primarily due to increases in personnel-related expenses resulting from higher headcount and in marketing expenses. Our selling and marketing expenses, as a percentage of net revenues, increased to 214.3% in 2015 from 193.0% in 2014.

General and Administrative Expenses. Our general and administrative expenses decreased by 48.4% to US$3.2 million in 2015 from US$6.2 million in 2014, primarily due to a decrease in professional fees.

Loss from Operations. As a result of the foregoing, our loss from operations decreased by 11.5% to US$15.6 million in 2015 from US$17.6 million in 2014.

Non-Operating Income (Expenses). We had non-operating income of US$0.5 million in 2015 compared with US$0.2 million in 2014. Our non-operating income in 2015 primarily consisted of interest income of US$0.1 million and other income of US$0.4 million. Our interest income decreased by 49.3% from US$0.2 million in 2014 to US$0.1 million in 2015, primarily due to a decrease in the average interest rate of our bank deposits. Our other income was US$0.4 million in 2015, compared with other expense of US$0.1 million in 2014, primarily due to an increase in government subsidy income.

Income Tax Expenses. Our income tax expenses increased from US$0.1 million in 2014 to US$0.3 million in 2015. The increase in our income tax expenses was primarily due to an increase in withholding income tax for reimbursements to our expenses incurred as a registrant from DBTCA.

Share of Loss from an Equity Method Investment, Net of Income Taxes. Our share of loss from an equity method investment was US$0.1 million in 2015, compared to nil in 2014. Our loss from an equity method investment in 2015 was attributable to the share of loss from our equity investment in Sinoscreens, which was made in August 2015.

Net Loss Attributable to Non-controlling Interest. Net loss attributable to non-controlling interest decreased from US$1.7 million in 2014 to US$0.9 million in 2015. Net loss attributable to non-controlling interest represents the proportional share of net loss of our consolidated, but not wholly owned, subsidiaries that are attributable to the other shareholders of such subsidiaries. The change was primarily due to a decrease in the loss of our majority-owned subsidiaries, in particular, Joysee and Cyber Cloud.

Net Loss from Continuing Operations Attributable to Holders of Ordinary Shares. As a result of the foregoing, net loss from continuing operations attributable to holders of ordinary shares decreased by 7.6% from US$15.8 million in 2014 to US$14.6 million in 2015. Our basic and diluted loss per ordinary share from continuing operations in 2015 was US$0.24 and US$0.24, respectively.

B. Liquidity and Capital Resources

Liquidity

	For the years ended December 31,
	2014		2015		2016
	(In thousands of U.S. dollars)
Cash and cash equivalents, including those recorded in current assets of Super TV, at the end of the year	US$	62,042	US$	70,138	US$	117,292
Net cash provided by operating activities		12,210		7,468		4,444
Net cash provided by/(used in) investing activities		284		2,108		51,326
Net cash (used in)/provided by financing activities		(26,712)		653		(5,489)
Effect of exchange rate changes on cash and cash equivalents	US$	(2,825)	US$	(2,133)	US$	(3,127)

Operating Activities. Net cash provided by operating activities was US$4.4 million in 2016, which was primarily derived from our net income of US$45.4 million, adjusted to reflect the adding back of US$4.9 million share-based compensation charges, US$1.7 million increase in allowance for doubtful accounts and US$0.7 million depreciation and amortization. Cash provided by operating activities in 2016 was partially offset by gain from the Super TV Disposition of US$43.2 million and a decrease in cash from working capital items of US$4.8 million.

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

Investing Activities. Net cash provided by investing activities was US$51.3 million in 2016, primarily consisting of US$54.7 million net proceeds from the Super TV Disposition, which was partially offset by US$2.3 million cash outflow for an increase in term deposits and US$0.7 million purchase of property and equipment.

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

Financing Activities. Net cash used in financing activities was US$5.5 million in 2016, primarily consisting of the US$12.0 million special cash dividend paid to our shareholders, which was partially offset by capital contribution of US$6.8 million from non-controlling shareholders in our subsidiaries.

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

According to the amended PRC Company Law, which took effect on March 1, 2014, and its predecessor law, our subsidiaries and variable interest entities in the PRC are required to make appropriations to the statutory surplus reserve which are still required to be made at the rate of 10% of profits after tax as determined under PRC GAAP until the balance of such reserve fund reaches 50% of the entities' registered capital.

Our subsidiaries and our variable interest entities in the PRC may, upon a resolution passed by their respective shareholders, convert the statutory surplus reserve into capital. The statutory reserve represents appropriations of retained earnings determined according to PRC law and may not be distributed. As a result of these laws, US$18.4 million and US$0.1 million of our retained earnings were not available for distribution as of December 31, 2015 and December 31, 2016, respectively.

As a holding company, our ability to pay dividends and other cash distributions to our shareholders depends in part upon dividends and other distributions paid to us by our PRC subsidiaries. As of December 31, 2016, the amount of cash held by our PRC subsidiaries was RMB 599.8 million (or US$86.4 million), and the amount of cash held by entities outside the PRC was US$30.9 million. There is a risk that any existing or future restrictions under the applicable PRC laws, rules or regulations on currency exchange may limit our ability to utilize the cash held by entities inside the PRC. See "Item 3. Key Information—D. Risk Factors—Risks Relating to the People's Republic of China—Restrictions on currency exchange may limit our ability to effectively utilize our revenues as well as the ability of our PRC subsidiaries to obtain debt or equity financing from financial institutions or investors outside the PRC, including us" for more information.

Capital Expenditures

In 2014, 2015 and 2016, our capital expenditures totaled US$2.8 million, US$0.7 million and US$0.7 million, respectively. Our capital expenditures in 2016 were attributable to the purchase of computers and other electronic equipment.

We believe that our current levels of cash and cash equivalents, and cash flows from operations in the near future, will be sufficient to meet our anticipated capital expenditure and other cash needs for at least the next 12 months. However, we may need additional cash resources in the future if we experience changed business conditions or other developments. We may also need additional cash resources in the future if we find and wish to pursue opportunities for investment, acquisition, strategic cooperation or other similar actions. If we ever determine that our cash requirements exceed our amounts of cash and cash equivalents on hand, we may seek to issue debt or equity securities or obtain a credit facility. Any issuance of equity securities could cause dilution for our shareholders. Any incurrence of indebtedness could increase our debt service obligations and cause us to be subject to restrictive operating and finance covenants. It is possible that, when we need additional cash resources, financing will be available to us only in amounts or on terms that would not be acceptable to us or financing will not be available at all.

C. Research and Development, Patents and Licenses, etc.

See "Item 4. Information on the Company—B. Business Overview—Research and Development" for information relating to our research and development.

See "Item 4. Information on the Company—B. Business Overview—Intellectual Property" for information relating to our intellectual property.

D. Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2016 to December 31, 2016 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial condition.

E. Off-Balance Sheet Arrangements

We have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third parties. We have not entered into any derivative contracts that are indexed to our shares and classified as shareholders' equity or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or research and development services with us.

F. Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations as of December 31, 2016:

	Contractual Obligations
	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years	Total
	(In thousands of U.S. dollars)
Operating lease obligations(1)	$330	$110	$-	$-	$440
Purchase obligations	515	-	-	-	515
Total	$845	$110	$-	$-	$955

(1)   Operating leases generally relate to the lease of our office premises.

Item 6.	Directors, Senior Management and Employees

A.       Directors and Senior Management

Our board of directors consists of five directors, including three independent directors. The following table sets forth certain information concerning our directors and executive officers as of April 21, 2017:

Name	Age	Position
Jianhua ZHU	47	Chief Executive Officer and Director
Zengxiang LU	46	Chairman
Jianyue PAN	49	Independent Director
Songzuo XIANG	52	Independent Director
Michael ELYAKIM	43	Independent Director
Zhenwen LIANG	43	Chief Financial Officer

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

Jianyue PAN serves as the Founding General Partner of SummitView Capital. Mr. Pan as well is the President of Tsinghua Entrepreneur & Executive Club (TEEC). Since 1995, Mr. Pan had been in charge of Synopsys China. He witnessed and supported the development of China integrated circuit industry and the growth of Chinese Semiconductor Companies. During 2008 to 2015, Mr. Pan was the President of Asia-Pacific, Synopsys Inc., leading business as well as operations in the Asia-Pacific region comprised of several countries and regions including China, Taiwan, Korea, India, Singapore, and Australia. On behalf of Synopsys and SummitView Capital, Mr. Pan led the investments in Spreadtrum, Maxscend, GigaDevice (603986) Silver Basis (002786), Quick Soldering (603203), Nanova, State Micro (HK02239) and Tsino Dynatron, among others. In 2015, Mr. Pan led the efforts to complete the privatization of ISSI, a NASDAQ-listed company. Mr. Pan currently serves as the Co-Chairman of ISSI. Mr. Pan has a Bachelor's and Master's degree of Engineering from Tsinghua University and an Executive MBA degree from China-Europe International Business School (CEIBS).

Songzuo XIANG has been an independent director of our company since September 2008. Dr. Xiang is the editor-in-chief of the Global Business & Finance magazine, a Chinese business publication sponsored by the Development Research Center of the State Council. He has also been appointed as the chief economist of the Agricultural Bank of China Limited since March 2012. Dr. Xiang is currently a director of AirMedia Group Inc., a company listed on the Nasdaq Global Market. Dr. Xiang was also a director of Hurray! Solutions Ltd. from 2000 to 2009 and its chief executive officer from March 2009 to October 2009. From 1995 to 1998, Dr. Xiang was deputy director of the Fund Planning Department at the Shenzhen branch office of the People's Bank of China. Dr. Xiang holds a master's degree in international affairs from Columbia University, a doctorate degree and a master's degree in economics from Renmin University of China and a bachelor's degree in mechanical engineering from Huazhong University of Science and Technology.

Michael ELYAKIM has been an independent director of our company since January 2014. Mr. Elyakim serves as the managing director for China investments at Aurec Capital Ltd., an Israel-based investment company, and is leading Aurec Capital's investments and operations in China. He also serves as a director of Shanghai Lezare International Trading, an organic cosmetic online distribution chain in China, a director of Beauty Express, a cosmetic retail chain operated in Hong Kong and Macau, and a director of Suzhou Goldrich Organic Agricultural Limited, a China-based agri-tech company focused on organic hydroponic vegetables. Prior to joining Aurec Capital Ltd., Mr. Elyakim co-founded and was the managing partner of CIG, an Israel-based initiative to develop healthcare services in China. He also acted as the mergers and acquisitions officer and director of the financial department for Scorpio BSG Ltd. Mr. Elyakim also held several senior positions in the investment banking sector in Israel and provided a variety of financial services. He holds a bachelor's degree in law and a bachelor's degree in economics from Tel-Aviv University and is a licensed Israeli lawyer.

Zhenwen LIANG resumed his role as our chief financial officer in May 2016. Mr. Liang served as the chief financial officer of our company from November 2010 to June 2014. Mr. Liang has served as general manager of the Company’s new business unit, responsible for developing value-added services since 2006. From 2004 to 2006, Mr. Liang was responsible for overseeing our entire financial operations. From 1998 to 2004, Mr. Liang headed the finance team at N-T Information Engineering. Mr. Liang has a bachelor’s degree in accounting from the Central University of Finance and Economics and a master’s degree in business administration from Renmin University of China. Mr. Liang is a member of the Chinese Institute of Certified Public Accountants.

At our annual general meeting held on December 19, 2016, our shareholders approved the re-election of Mr. Jianyue Pan and Mr. Songzuo Xiang as Class III Directors to serve on the board of directors for a further three-year term.

There is no family relationship among any of our directors or executive officers. There is no shareholding qualification for directors.

B.	Compensation of Directors and Senior Officers

Our executive officers receive compensation in the form of salaries, annual bonuses and share options. Some of our current and former directors have received compensation in the form of share options. We do not provide any benefits to our non-executive directors upon retirement. In 2016, the aggregate cash compensation to our directors and executive officers was US$0.9 million.

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

We reserved a total of 4,444,440 ordinary shares for issuance under the 2005 Stock Incentive Plan, subject to any adjustments as contemplated by the plan. We granted share options to purchase 3,067,498, 47,918, 543,674, 620,212 and 53,280 ordinary shares pursuant to the 2005 Stock Incentive Plan on February 3, 2005, April 13, 2006, September 22, 2006, December 5, 2006 and October 5, 2008, respectively. On November 19, 2010, the number of ordinary shares reserved for issuance under the 2005 Stock Incentive Plan was cancelled to the extent the corresponding options had not been awarded as of that date. There were no share options remaining outstanding as of March 31, 2017 under the 2005 Stock Incentive Plan.

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

With respect to the share options that we granted on December 5, 2006, with the exception of share options that we granted to one of our executive officers, the vesting schedule is as follows: 25% vest on the first anniversary of the award date, and the remaining 75% vest in 36 substantially equal monthly installments, beginning on the last day of the month following the month in which the first anniversary of the award date occurs. The executive officer's share options vest according to the following schedule: 25% of 320,000 options vest upon the closing of our initial public offering; 75% of 320,000 options vest in 36 substantially equal monthly installments, with the first installment vesting on the last day of the month following the month in which the executive officer took office; and 32,000 options vest upon the achievement of certain financial targets. In July 2010, these 32,000 shares were forfeited as the financial targets were not met. The original exercise price for all share options granted on this date was US$4.172 per share.

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

The 2008 Stock Incentive Plan

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

We reserved a total of 1,200,000 ordinary shares for issuance under the 2008 Stock Incentive Plan, subject to any adjustments as contemplated by the plan. The plan also provides for an annual increase, beginning in 2009, in the number of ordinary shares that may be delivered pursuant to awards under the plan, totaling 2% of our issued and outstanding shares as of the first business day of the relevant calendar year. The maximum number of shares subject to awards that may be granted during any single calendar year is such number as equals 2% of our issued and outstanding shares as of the first business day of that calendar year. We granted share options to purchase 406,776, 357,548, 42,880 and 50,000 ordinary shares on October 5, 2008, June 2, 2009, February 10, 2010 and November 15, 2010, respectively. On November 19, 2010, the number of ordinary shares that had been reserved for issuance under the 2008 Stock Incentive Plan was cancelled to the extent the corresponding options had not been awarded as of that date. Options to purchase 490,022 ordinary shares remained outstanding as of March 31, 2017 under the 2008 Stock Incentive Plan.

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

With respect to the share options that we granted on November 15, 2010, the vesting of these options is conditional upon the fulfillment of certain performance targets by the optionees in the four years following the grant date. The original exercise price was US$6.96 per share.

The 2010 Stock Incentive Plan

The 2010 Stock Incentive Plan was adopted by our board of directors on November 19, 2010. Pursuant to the 2010 Stock Incentive Plan, we may issue share options, share appreciation rights, share bonuses, restricted shares, performance shares, share units, phantom shares, dividend equivalents or similar rights to purchase or acquire shares.

We reserved a total of 3,600,000 ordinary shares for issuance under the 2010 Stock Incentive Plan, subject to adjustments as contemplated by the plan. We granted share options to purchase 1,000,000, 1,600,000, 700,000 and 300,000 ordinary shares on November 19, 2010, May 16, 2011, September 30, 2011 and November 19, 2011, respectively. Options to purchase 2,813,290 ordinary shares remained outstanding as of March 31, 2016 under the 2010 Stock Incentive Plan.

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

The 2012 Stock Incentive Plan

The 2012 Stock Incentive Plan was adopted by our board of directors on May 1, 2012. Pursuant to the 2012 Stock Incentive Plan, we may issue share options, share appreciation rights, share bonuses, restricted shares, performance shares, share units, phantom shares, dividend equivalents or similar rights to purchase or acquire shares.

We reserved a total of 1,200,000 ordinary shares for issuance under the 2012 Stock Incentive Plan, subject to adjustments as contemplated by the plan. We granted share options to purchase 1,200,000 ordinary shares on January 8, 2013. Options to purchase 615,557 ordinary shares remained outstanding as of March 31, 2017 under the 2012 Stock Incentive Plan.

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

The 2005, 2008, 2010 and 2012 Stock Incentive Plans

Our board of directors administers the 2005 and 2008 Stock Incentive Plans and Jianhua Zhu administers the 2010 and 2012 Stock Incentive Plans. The administrator of each plan has wide discretion in determining who will receive awards, the type and timing of awards, the vesting schedule and other terms and conditions of the awards, including the exercise price of share option grants. Generally, if an outstanding share option grant made under the plans has not vested by the date of termination of the recipient's employment with us, no further installments of the recipient's grant will become exercisable following the date of termination of employment, and the recipient will have 30 days from such date to exercise any share options that had already vested but not yet been exercised. If any ordinary shares subject to a restricted share award remain subject to restrictions by the date of termination of employment, no additional ordinary shares will vest following the date of termination of employment.

The 2005 Stock Incentive Plan terminated on February 2, 2015. Our board of directors may amend or terminate the 2008, 2010 and 2012 Stock Incentive Plans at any time; provided, however, that our board of directors must seek the recipients' approval with respect to any amendment or termination that would adversely affect the rights of such recipients under any award already made. Without further action by our board of directors, the 2008, 2010 and 2012 Stock Incentive Plans will terminate on September 12, 2017, November 18, 2020 and April 30, 2022, respectively.

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

On November 19, 2010, our board of directors approved an adjustment to the exercise price of all options granted prior to, but remained outstanding as of, December 23, 2010 under the 2005 Stock Incentive Plan, the 2008 Stock Incentive Plan and the 2010 Stock Incentive Plan, or the Adjusted Options. The per share exercise price of all Adjusted Options with a per share exercise price higher than US$2.00 was reduced by US$2.00 on December 23, 2010, and the per share exercise price of all Adjusted Options with a per share exercise price no more than US$2.00 was reduced to US$0.01. Our board of directors also resolved that if any future dividend is declared, the per share exercise price of all options granted prior to and outstanding as of the date of record of such dividend shall be reduced by an amount equal to the dividend payable on each ordinary share, provided that the per share exercise price after adjustment shall not be less than US$0.01. Due to special cash dividends of US$0.56, US$2.30, US$0.50 and US$0.20 per ordinary share declared in May 2011, November 2012, April 2014 and April 2016, respectively, the per share exercise prices of all of the options granted prior to and remaining outstanding as of June 20, 2011, November 26, 2012, April 14, 2014 and April 29, 2016, each a record date, were reduced by US$0.56, US$2.30, US$0.50 and US$0.20 pursuant to such resolution of our board of directors referenced above, respectively, provided that the per share exercise prices after adjustment shall not be less than US$0.01.

The following table sets forth information on share options that have been granted and were outstanding as of March 31, 2017 pursuant to the 2005, 2008, 2010 and 2012 Stock Incentive Plans:

	Number of Ordinary Shares Underlying Outstanding Options	Exercise Price per Ordinary Share**	Date of Grant	Date of Expiration
Directors and Executive Officers
Zengxiang LU	1,150,000	US$1.34	May 16, 2011	May 15, 2021
		US$0.48	January 8, 2013	January 7, 2023
Jianhua ZHU	1,150,000	US$1.34	November 19, 2010	November 18, 2020
		US$0.48	January 8, 2013	January 7, 2023
Zhenwen LIANG	*	US$0.48	January 8, 2013	January 7, 2023
Other grantees
Other grantees as a group (comprising 74 individuals)	1,580,869	—	—	—

*	The number of ordinary shares underlying the outstanding options held by each of the officers represents less than 1% of our ordinary shares.
**	The exercise price per Ordinary Share has reflected the impact of the exercise price modifications in December 2010, June 2011, November 2012, April 2014 and April 2016, respectively.

Employees will need to comply with our plan and policies. Section 6.3 of the Stock Incentive Plans provides that "if an entity ceases to be a Subsidiary of the Corporation, a termination of employment or service shall be deemed to have occurred with respect to each Eligible Person in respect of such Subsidiary who does not continue as an Eligible Person in respect of another member of us after giving effect to the Subsidiary’s change in status." In January 2017, we extended the period for the exercise of vested options held by employees of Beijing Super TV and N-S Digital TV from 30 days after Beijing Super TV and N-S Digital TV ceased to be subsidiaries of the Company to the end of the contractual life of each stock option agreement under the Stock Incentive Plans.

C. Board Practices

General

The functions and powers of our board of directors include, among others:

•	convening shareholders' annual general meetings and reporting its work to shareholders at such meetings;

•	implementing shareholders' resolutions;

•	determining our business plans and investment proposals;

•	declaring dividends and distributions;

•	exercising the borrowing powers of our company and mortgaging the property of our company;

•	approving the transfer of shares of our company, including the registering of such shares in our share register; and

•	exercising any other powers conferred by the shareholders' meetings or under our Second Amended and Restated Memorandum and Articles of Association.

Terms of Directors

Our Second Amended and Restated Memorandum and Articles of Association provide for three classes of directors, each with three-year terms. The term of the Class I directors, who are Dr. Zengxiang Lu and Jianhua Zhu, will expire upon the annual general meeting of shareholders to be held in 2017; the term of the Class II director, who is Michael Elyakim, will expire upon the annual general meeting of shareholders to be held in 2018; and the term of the Class III directors, who are Jianyue Pan, and Songzuo Xiang, will expire upon the annual general meeting of shareholders to be held in 2019.

Employment Agreements

We have entered into service contracts with our directors. The service contracts do not provide any benefits to our directors upon termination of service.

We have entered into an employment agreement with each of our executive officers. Under these agreements, we may terminate an executive officer's employment for cause at any time, without notice or remuneration, for certain acts of the executive officer, including but not limited to material acts of fraud, material violations of our terms of employment, material dereliction of duty or engaging in graft to the material harm of the company. An executive officer may terminate employment if a government regulatory agency determines that working conditions are extremely deficient and injurious to health, if the executive has been subject to violence, threats or illegal constraints upon his liberty, or if we have failed to pay compensation on time. We and each executive officer may also decide to terminate such executive officer's employment for other reasons or no reason after providing written notice at least 30 days in advance and after we have made arrangements for a successor. Our employment agreements do not provide any benefits to any of our executive officers upon termination.

Each executive officer who has executed an employment agreement with us has agreed to hold in confidence and not to use, both during and after such executive officer's term of employment, any of our confidential information, including but not limited to information relating to important company policies, technological secrets, commercial secrets, company processes and any intellectual property discovered, invented or created by such executive officer during his or her term of employment. In addition, each of our executive officers has agreed to give us full rights to any work-related patents, inventions or achievements.

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

Audit Committee

Our audit committee is responsible for, among other things:

•	recommending to our shareholders, if appropriate, the annual reappointment of our independent auditors and pre-approving all audit and non-audit services permitted to be performed by our independent auditors;

•	annually reviewing with our independent auditors any audit problems or difficulties and management's response;

•	reviewing and approving all proposed related-party transactions, as defined in Item 404 of Regulation S-K promulgated by the SEC;

•	discussing the annual audited financial statements with management and our independent auditors;

•	discussing with management and the independent auditors major issues regarding accounting principles and financial statement presentations;

•	reviewing major issues as to the adequacy of our internal controls and any special audit steps adopted in light of material control deficiencies;

•	discussing policies with respect to risk assessment and risk management;

•	timely reviewing reports from the independent auditors regarding all critical accounting policies and practices to be used by our company, all alternative treatments of financial information within U.S. GAAP that have been discussed with management and all other material written communications between the independent auditors and management;

•	establishing procedures for the receipt, retention and treatment of complaints received by us regarding accounting, internal accounting controls or auditing matters, and for the confidential, anonymous submission by our employees of concerns regarding questionable accounting or auditing matters;

•	annually reviewing and reassessing the adequacy of our audit committee charter;

•	meeting separately and periodically with management and our internal and independent auditors; and

•	reporting regularly to our board of directors.

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

We currently only have two members on our audit committee and we no longer comply with Section 303A.07 of the NYSE-listed Company Manual, which, among other things, requires a listed company to have an audit committee that has a minimum of three members. As a foreign private issuer, we are permitted to follow home country practice in lieu of such requirements pursuant to Section 303A.00 of the NYSE-listed Company Manual. The corporate governance practice in our home country, the Cayman Islands, does not require companies to have a minimum number of members on the audit committee.

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

We currently do not have a compensation committee and we no longer comply with Section 303A.05 of the NYSE-listed Company Manual, which, among other things, requires a listed company to have a compensation committee composed entirely of independent directors. However, Songzuo Xiang, one of our independent directors, currently assists the board in reviewing and approving our compensation structure, including all forms of compensation relating to our directors and executive officers, and administering our stock incentive plans. As a foreign private issuer, we are permitted to follow home country practice in lieu of such requirements pursuant to Section 303A.00 of the NYSE-listed Company Manual. The corporate governance practice in our home country, the Cayman Islands, does not require companies to have a compensation committee.

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

The following table sets forth certain information with respect to the directors, officers and each of the persons known to us who own beneficially 5% or more of our ordinary shares as of March 31, 2017 unless otherwise indicated. The number of ordinary shares outstanding in calculating the percentages for each listed person includes the ordinary shares underlying share options held by such person. The percentage of beneficial ownership of each listed person is based on 60,297,192 ordinary shares outstanding (excluding the 3,825,900 ordinary shares that were issued and held for the Company's account in preparation for exercise of share options by option holders under our employee stock incentive plans), as well as the ordinary shares underlying share options exercisable by such person within 60 days of March 31, 2017.

	Shares beneficially owned
	Number	Percent
Directors and Executive Officers
Zengxiang LU(1)	10,753,702	17.50%
Jianhua ZHU(2)	10,501,102	17.09%
Jianyue PAN	*	*
Michael ELYAKIM	*	*
Songzuo XIANG	—	—
Zhenwen LIANG(3)	764,811	1.27%
Directors and executive officers as a group(4)	22,548,319	36.73%
Principal Shareholder
Aurec Capital(5)	3,419,551	5.67%

*	Beneficially owns less than 1% of our ordinary shares.

(1)	Represents: (i) the 9,273,393 ordinary shares and 252,600 ADSs held by Polar Light Group Limited, which is wholly owned by Dr. Zengxiang Lu; (ii) the 155,418 ordinary shares held by China Cast Investment Holdings Limited, or China Cast; and (iii) the 1,150,000 ordinary shares issuable upon exercise of options held by Dr. Lu that are exercisable within 60 days of March 31, 2017. Dr. Lu, together with Jianhua Zhu, exercises investment and voting powers over the shares held by China Cast. Dr. Lu owns 50% of the equity interest of China Cast and disclaims beneficial ownership of those shares held by China Cast except to the extent of his pecuniary interest therein.

(2)	Represents: (i) the 9,273,393 ordinary shares held by Smart Live Group Limited, which is wholly owned by Jianhua Zhu; (ii) the 155,418 ordinary shares held by China Cast; and (iii) the 1,150,000 ordinary shares issuable upon exercise of options held by Mr. Zhu that are exercisable within 60 days of March 31, 2017. Mr. Zhu, together with Dr. Zengxiang Lu, exercises investment and voting powers over the shares held by China Cast. Mr. Zhu owns 50% of the equity interest of China Cast and disclaims beneficial ownership of those shares held by China Cast except to the extent of his pecuniary interest therein.

(3)	Represents the sum of ordinary shares and ADSs owned by Mr. Liang and ordinary shares issuable upon exercise of options held by Mr. Liang.

(4)	Represents 100% of the 155,418 ordinary shares held by China Cast (Dr. Zengxiang Lu and Jianhua Zhu jointly exercise investment and voting powers over the shares held by China Cast), ordinary shares and ADSs held by Dr. Lu (other than those ordinary shares held through China Cast), Mr. Zhu (other than those ordinary shares held through China Cast), Mr. Pan, Mr. Elyakim and Mr. Liang and ordinary shares issuable upon exercise of options held by Dr. Lu, Mr. Zhu and Mr. Liang.

(5)	Represents the sum of ADSs owned by Aurec Capital Limited, which is owned by Shmuel Meitar.

Item 7.  Major Shareholders and Related Party Transactions

A.	Major Shareholders

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

We are generally required to bear all of the registration expenses incurred in connection with three demand registrations on a form other than Form F-3 for each of SAIF, Capital Funds and China Capital, unlimited Form F-3 and piggyback registrations, except underwriting discounts and selling commissions, but including reasonable expenses of one counsel for the party exercising the registration right. The registration right under the Shareholders Agreement has been terminated on June 14, 2015.

Share Transfer Agreements (Xinsi Yijia and Cyber Cloud)

Pursuant to a series of share transfer agreements, dated April 30, 2014, among Beijing Super TV, CSM Holdings, Yuewu Yuntian, Holch Capital, Cyber Cloud and Xinsi Yijia, Cyber Cloud acquired the equity interest in Xinsi Yijia held by Yuewu Yuntian, and in exchange, Yuewu Yuntian obtained certain equity interests in Cyber Cloud.

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

Equity Transfer Agreement (Super TV)

Pursuant to a definitive equity transfer agreement, dated November 7, 2016, and a supplemental agreement thereto, dated December 26, 2016, between Golden Benefit, our wholly-owned subsidiary, and Bao Li, a newly established limited liability company collectively owned by several buyer parties, including Jianhua Zhu, our Chief Executive Officer and director, Golden Benefit transferred all the equity interest then held by it in Beijing Super TV to Bao Li for a consideration of RMB610 million.

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

In April 2016, our board of directors declared a special cash dividend of US$0.20 per ordinary share. US$12,034,386 was paid in August 2016 with US$3,600 remaining payable as of December 31, 2016.

On April 19, 2017, our board of directors declared a special cash dividend of US$1.50 per ordinary share, which will be paid to all shareholders of record as of the close of business on May 31, 2017. The aggregate amount of cash dividends to be paid is approximately US$90.4 million based on the number of outstanding ordinary shares as of December 31, 2016. As the fund for the dividend will come from the sale proceeds of our interests in Beijing Super TV, therefore, the dividend can only be paid after the completion of all necessary administrative procedures for foreign currency exchange from Renminbi to US dollars.

Our board of directors has the discretion to determine the payment of any dividends. As a matter of company policy, our board of directors will consider declaring and paying dividends for a given period, subject to the board of directors' determination that (i) we have sufficient profit attributable to shareholders for such period and (ii) our funding requirements can be fully satisfied if a proposed dividend is declared and paid. Our board of directors will review and decide whether to revise our dividend policy, from time to time, in light of our future operations and earnings, capital requirements and surplus, financial condition, contractual restrictions, general business conditions and other factors as the board of directors may deem relevant.

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

See “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Dividend Policy.”

Item 9.   The Offer and Listing

A.	Offering and Listing Details

Market and Share Price Information

Our ADSs, each representing one ordinary share, have been listed on the NYSE since October 5, 2007. Our ADSs trade under the symbol "STV." The NYSE is the principal trading market for our ADSs, which are not listed on any other exchanges in or outside of the United States.

The high and low closing prices of our ADSs on the NYSE since listing are as follows:

	Price per ADS (US$)
	High	Low
Yearly:
2012	4.35	1.68
2013	2.27	1.36
2014	4.94	1.81
2015	5.08	1.50
2016	1.73	1.12
Quarterly:
First Quarter, 2015	3.87	2.90
Second Quarter, 2015	5.08	3.74
Third Quarter, 2015	4.12	1.95
Fourth Quarter, 2015	2.34	1.50
First Quarter, 2016	1.72	1.40
Second Quarter, 2016	1.73	1.13
Third Quarter, 2016	1.39	1.12
Fourth Quarter, 2016	1.61	1.15
First Quarter, 2017	1.48	1.25
Monthly:
October 2016	1.21	1.16
November 2016	1.61	1.15
December 2016	1.60	1.46
January 2017	1.48	1.25
February 2017	1.36	1.29
March 2017	1.46	1.27
April 2017 (through April 19)	1.29	1.27

As of March 31, 2017, a total of 39,933,095 ADSs were outstanding, excluding the 3,825,900 ADSs that were held for our account in preparation for exercise of share options by option holders under our employee stock incentive plans. As of March 31, 2017, 39,933,095 ordinary shares were registered in the name of Deutsche Bank Trust Company Americas, the depositary under the deposit agreement, excluding 3,825,900 ordinary shares that were issued and held for our account in preparation for exercise of share options by option holders under our employee stock incentive plans.

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

The Cayman Islands currently have no exchange control restrictions. See also "Item 4. Information on the Company—B. Business Overview—Regulation—Foreign Currency Exchange" and "Item 4. Information on the Company—B. Business Overview—Regulations—Regulations of Foreign Exchange in Certain Onshore and Offshore Transactions" for information on foreign currency exchange in the PRC.

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

You are a U.S. holder if you are a beneficial owner of ADSs for United States federal income tax purposes and you are:

•	an individual that is a citizen or resident of the United States;

•	a corporation (or other entity taxable as a corporation for United States federal income tax purposes) organized under the laws of the United States, any State or the District of Columbia;

•	an estate whose income is subject to United States federal income tax regardless of its source; or

•	a trust if a United States court can exercise primary supervision over the trust's administration and one or more United States persons are authorized to control all substantial decisions of the trust.

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

Taxation of Dividends

Under the United States federal income tax laws, and subject to the PFIC rules discussed below, the gross amount of any dividend we pay out of our current or accumulated earnings and profits (as determined for United States federal income tax purposes) is subject to United States federal income taxation. Because we do not intend to determine our earnings and profits on the basis of United States federal income tax principles, any distribution paid by us with respect to our ADSs is generally expected to be reported as a "dividend" for United States federal income tax purposes. If you are a non-corporate U.S. holder, including an individual, dividends that constitute qualified dividend income will be taxable to you at the preferential rates applicable to long-term capital gains provided that you hold the ADSs for more than 60 days during the 121-day period beginning 60 days before the ex-dividend date and meet other holding period requirements and certain other requirements are met. Dividends we pay with respect to the ADSs generally will be qualified dividend income provided that, in the year that you receive the dividend, the ADSs are readily tradable on an established securities market in the United States and we are not treated as a PFIC in the year the dividend is paid or the prior taxable year with respect to you. The NYSE, where our ADSs, but not our ordinary shares, trade should qualify as an established securities market in the United States for this purpose. As discussed below, we believe that we were treated as a PFIC for the taxable year ended December 31, 2016.

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

Subject to certain limitations, in the event that PRC tax is withheld and paid over to the PRC with regard to the dividend payments, the PRC tax may in certain circumstances be creditable or deductible against your United States federal income tax liability. See "Item 3. Key Information—D. Risk Factors—Risks Relating to the People's Republic of China—Dividends payable by us to our non-PRC shareholders and ADS holders, and gains on the sales of our ordinary shares or ADSs, may be subject to withholding taxes under PRC tax laws, which may materially reduce the value of your investment." Special rules apply in determining the foreign tax credit limitation with respect to dividends that are subject to the preferential tax rates. To the extent a refund of the tax withheld is available under PRC law, the amount of tax withheld that is refundable will not be creditable against your United States federal income tax liability. The rules governing foreign tax credits are complex and, therefore, U.S. holders should consult their tax advisors regarding the availability of a foreign tax credit or deduction in respect thereof in such U.S. holders' particular circumstances.

Dividends will generally be treated as income from sources outside the United States, and, depending on your circumstances, will be either "passive" or "general" category income for purposes of computing the foreign tax credit allowable to you.

You should consult your own tax advisor regarding how to account for dividends paid in a currency other than the U.S. dollar.

Taxation of Capital Gains

Subject to the PFIC rules discussed below, a U.S. holder will recognize taxable gain or loss on any sale, exchange or other taxable disposition of an ADS equal to the difference between the U.S. dollar value of the amount realized for the ADS and the U.S. holder's U.S. dollar tax basis in the ADS. The gain or loss will be capital gain or loss. A non-corporate U.S. holder, including an individual U.S. holder, who has held the ADSs for more than one year will be eligible for reduced capital gains tax rates. The deductibility of capital losses is subject to limitations. Any such gain or loss that a U.S. holder recognizes will generally be treated as United States source income (or loss, in the case of losses, subject to certain limitations).

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

PFIC Rules

Based on analyses of our income and the value of our assets, we believe we were a PFIC for the taxable year ended December 31, 2016. In addition, although we believe we were not treated as a PFIC for our taxable years ended December 31, 2015 and December 31, 2014, we believe that we have been treated as a PFIC in prior taxable years before the taxable year ended December 31, 2014. The conclusion as to our PFIC status is a factual determination that is made annually and thus we may or may not be a PFIC for the taxable year ending December 31, 2017 or subsequent taxable years. In addition, because PFIC status is determined based on complex rules that may not be entirely clear, and based on the value of assets that cannot in certain circumstances be known for certain, no guarantee regarding our PFIC status can be made for any particular year. To the extent that we hold a significant amount of cash or other passive assets in the future, as a general matter, it is more likely that we would be treated as a PFIC in such future taxable years. You will generally be treated as holding stock of a PFIC in the first taxable year of your holding period in which we became a PFIC and subsequent taxable years even if we cease to satisfy the tests to be classified as a PFIC in subsequent taxable years, unless you make certain elections.

In general, we will be a PFIC if for any taxable year in which you held our ADSs:

•	at least 75% of our gross income for the taxable year is passive income; or

•	at least 50% of the value, determined on the basis of a quarterly average, of our assets is attributable to assets that produce or are held for the production of passive income.

Passive income generally includes dividends, interest, royalties, rents (other than certain rents and royalties derived in the active conduct of a trade or business), annuities and gains from assets that produce passive income. In general, if a foreign corporation owns at least 25% by value of the stock of another corporation, the foreign corporation is treated for purposes of the PFIC tests as owning its proportionate share of the assets of the other corporation, and as receiving directly its proportionate share of the other corporation's income.

Because we believe that we likely were classified as a PFIC for our immediately prior taxable year and before the taxable year ended December 31, 2014, you will generally be subject to the special PFIC tax rules if you held our ADSs in a taxable year while we were treated as a PFIC with respect to you. In addition, if you made a mark-to-market election with respect to our ADS, such election will continue to be in effect even in years in which we are not treated as a PFIC although you may not have mark-to-market gain or loss inclusions in such years, as described below.

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

Moreover, your ADSs will be treated as stock in a PFIC if we were a PFIC at any time during your holding period in your ADSs, even if we are not currently a PFIC at the time of a distribution or recognition of gain, unless certain elections are made.

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

A U.S. holder's adjusted tax basis in the ADSs will be increased by the amount of any income inclusion and decreased by the amount of any deductions under the mark-to-market rules. If a U.S. holder makes a mark-to-market election it will be effective for the taxable year for which the election is made and all subsequent taxable years unless the ADSs are no longer regularly traded on a qualified exchange or the U.S. Internal Revenue Service, or the IRS consents to the revocation of the election. U.S. holders are urged to consult their tax advisors about the availability of the mark-to-market election, and whether making the election would be advisable in their particular circumstances. It should be noted that the stock of any of our subsidiaries that were, or are, PFICs would generally not be eligible for the mark-to-market election. Because a mark-to-market election cannot be made for any lower-tier PFICs, a U.S. holder will likely continue to be subject to the PFIC rules with respect to such U.S. holder's indirect interest in any subsidiaries held by us that are treated as an equity interest in a PFIC for United States federal income tax purposes.

If we are or were a PFIC for any taxable year during which you hold or held our ADSs, unless you make or have made a timely mark-to-market election (as described above), we will continue to be treated as a PFIC with respect to you for all subsequent years during which you hold the ADSs, unless we have ceased to be classified as a PFIC under the tests described above and you make a "deemed sale" election. If you make a deemed sale election, you will be deemed to have sold your ADSs at their fair market value on the last day of the last taxable year in which we qualified as a PFIC and any gain from such deemed sale would be subject to the excess distribution rules described above. After the deemed sale election, so long as we do not become a PFIC in a subsequent taxable year, your ADSs with respect to which a deemed sale election was made will not be treated as equity interests in a PFIC. However, as discussed above, even if we cease to be treated as a PFIC, we may be treated as a PFIC in subsequent taxable years, in which case you would be subject to the excess distribution rules discussed above with respect to such subsequent taxable years, unless a mark-to-market election, as discussed above, is made.

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

You should consult your own tax advisor regarding the application of the PFIC rules to your ownership and disposition of the ADSs or shares, the effect of our not being treated as a PFIC for the taxable year ended December 31, 2016 and the availability, application and consequences of the elections discussed above.

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

You can read and copy documents referred to in this annual report that have been filed with the SEC at the SEC's public reference room located at 100 F Street, NE, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms and their copy charges. The SEC also maintains a website at www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants that make electronic filings with the SEC using its EDGAR system.

I.	Subsidiary Information

Not Applicable.

Item 11.	Quantitative and Qualitative Disclosures About Market Risks

Interest Rate Risk

As of December 31, 2016, we had no short-term or long-term borrowings. Our exposure to market risk for changes in interest rates relates primarily to the interest income generated by our cash deposits with the banks. We have not used any derivative financial instruments in our investment portfolio. Interest earning instruments carry a degree of interest rate risk. We have not been exposed, nor do we anticipate being exposed, to material risks due to changes in interest rates. However, our future interest income may fall short of expectations due to changes in interest rates. In addition, we may borrow loans in the future and changes in interest rates may affect our finance cost.

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

In 2016, substantially all of our revenues and cost of revenues of our continuing operations are generated from our PRC subsidiaries and are denominated in Renminbi. However, fluctuations in exchange rates may affect our revenues, costs, profit margins and net income (loss), when they are reported in U.S. dollar.

Fluctuations in exchange rates may also affect our balance sheet. For example, to the extent that we need to convert U.S. dollars received in our initial public offering into the Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount that we receive from the conversion. Conversely, if we decide to convert our Renminbi into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs or for other business purposes, appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amount available to us. Considering the amount of our cash and cash equivalents as of December 31, 2016, a 1.0% appreciation of the Renminbi against the U.S. dollar will result in an estimated increase of approximately US$0.9 million in our total amount of cash and cash equivalents, and a 1.0% appreciation of the U.S. dollar against the Renminbi will result in a decrease of approximately US$0.9 million in our total cash and cash equivalents.

See also "Item 3. Key Information—D. Risk Factors—Risks Relating to the People's Public of China—Fluctuations in exchange rates could result in foreign currency exchange losses."

In April and May 2011, we entered into foreign currency forward contracts to facilitate the payment of a special cash dividend declared in November 2010, in an effort to reduce our exposure to foreign currency exchange risk. These foreign currency forward contracts expired in the second quarter of 2012.

In accordance with the Equity Transfer Agreement for the Super TV Disposition and the supplemental agreement thereto, the purchase consideration of Renminbi 552 million, net of withholding income tax and stamp duties of Renminbi 58 million was paid by Bao Li to our bank account on December 27, 2016. Once Bao Li completes all necessary administrative procedures for foreign currency exchange, the purchase consideration will be exchanged into U.S. dollars and remit the payment in U.S. dollars to Golden Benefit's offshore bank account, unless otherwise instructed by Golden Benefit. The possible future depreciation in value of the Renminbi against the U.S. dollar may affect the amount of payment we receive in U.S. dollars. See also "Item 3. Key Information—D. Risk Factors— Risks Relating to Our Business and Industry—If Bao Li's creditors lay claim on the deposit for the period the purchase consideration is deposited in the co-owned bank account, we may not be able to receive the payment we are entitled to under the Equity Transfer Agreement in full or at all."

Inflation

In recent years, inflation has not had a material impact on our results of operations. According to the National Bureau of Statistics of China, the change in the Consumer Price Index in the PRC was 2.0%, 1.4% and 2.0% in 2014, 2015 and 2016, respectively. Although we have not been materially affected by inflation since our inception, we cannot assure you that we will not be affected in the future by higher rates of inflation in the PRC.

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

The fees charged upon issuance of ADSs are imposed on the person to whom ADSs are issued, and in the case of withdrawals and cancellations, on the person surrendering the ADSs. In the case of cash distributions, service fees are generally deducted from the cash being distributed. In the case of distributions other than cash, such as stock dividends and rights, the depositary charges the applicable ADS record date holder concurrent with the distribution. Annual fees may be collected from holders of ADSs in a manner determined by DBTCA. In the case of ADSs registered in the name of the investor (whether certificated or in book-entry form), DBTCA sends invoices to holders of our ADSs as of the applicable record date. In the case of ADSs being held in brokerage and custodian accounts (via The Depositary Trust and Clearing Corporation, or DTCC), DBTCA may, if permitted by the settlement systems provided by DTCC, collect the fees through such settlement systems (whose nominee is the registered holder of the ADSs held in DTCC) from the brokers and custodians holding the ADSs in their DTCC accounts. The brokers and custodians who hold their clients' ADSs in DTCC accounts in such case may, in turn, charge their clients' accounts the amount of the service fees paid to DBTCA.

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

Payment Made by DBTCA to Our Company

For the year ended December 31, 2016, DBTCA reimbursed us US$0.3 million for contributions towards our investor relations activities and other miscellaneous expenses related to the listing of our ADSs on the NYSE. In addition, DBTCA paid an aggregate of US$20,089 on our behalf for organizing our annual general shareholders' meeting for the year 2016.

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

Disclosure Controls and Procedures

Our management, with the participation of our chief executive officer and chief financial officer, has evaluated the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) as of the end of the period covered by this annual report. Based on this evaluation, our chief executive officer and chief financial officer have concluded that, as of the end of the fiscal year covered by this annual report, our disclosure controls and procedures were ineffective due to the material weakness described in the “Management’s Report on Internal Control Over Financial Reporting” below. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—We have identified a material weakness in our internal controls over financial reporting which could, if not remedied, result in material misstatements in our financial statements.”

Management's Annual Report on Internal Control over Financial Reporting

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

As required by Section 404 of the Sarbanes-Oxley Act and related rules as promulgated by the SEC, our management, with the participation of our chief executive officer and chief financial officer, assessed the effectiveness of the internal control over financial reporting as of December 31, 2016 using criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis. Management’s assessment identified the following control deficiency to be a material weakness which is insufficient accounting personnel with appropriate U.S. GAAP knowledge for accounting, presentation and disclosure of complex unusual transactions.

We plan to take measures to address the material weakness identified above. We will design and implement more robust financial reporting and management controls for complex and ususual transactions going forward. In addition, we will engage external accounting experts for such transactions, if we assess it is necessary.

Based on our assessment, and because of the material weakness described above, we have concluded that our internal control over financial reporting was ineffective as at December 31, 2016.

This annual report does not include an attestation report of the Company’s independent registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by the Company’s independent registered public accounting firm pursuant to rules of the SEC that permit the Company to provide only management’s report in this annual report.

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

Deloitte Touche Tohmatsu Certified Public Accountants LLP had served as our independent registered public accounting firm for the fiscal year ended December 31, 2014. KPMG Huazhen LLP, or KPMG, served as our independent registered public accounting firm for the fiscal years ended December 31, 2015 and December 31, 2016. KPMG is appointed by our board of directors and will hold office until our board of directors appoints another auditor.

Audit Fees

The aggregate fees billed in each of 2015 and 2016 for professional services rendered by our principal accountant for the audit of our annual financial statements or services that are normally provided by the accountant in connection with statutory or regulatory filings or engagements were US$1.0 million and US$1.0 million, respectively.

Audit-Related Fees

The aggregate fees billed in each of 2015 and 2016 for assurance and related services rendered by our principal accountant that are reasonably related to the performance of the audit or review of our financial statements and are not reported under the caption "Audit Fees" above were nil and nil, respectively.

Tax Fees

The aggregate fees billed in each of 2015 and 2016 for professional services relating to tax compliance rendered by our principal accountant were nil and US$10 thousand, respectively.

All Other Fees

The aggregate fees billed in each of 2015 and 2016 for products and services provided by our principal accountant, other than the services reported above under the captions "Audit Fees," "Audit-Related Fees" and "Tax Fees," were nil and nil, respectively.

Audit Committee's Pre-approval Policies and Procedures

The audit committee of our board of directors is directly responsible for the appointment, compensation, retention and oversight of the work of the independent auditors. Pursuant to the audit committee charter adopted by the board of directors on September 13, 2007, the committee has the authority and responsibility to appoint, retain and terminate our independent auditors (subject, if applicable, to shareholder approval), and has sole authority to approve all audit engagement fees and terms. The audit committee has the power to pre-approve, or to adopt appropriate procedures to pre-approve, all audit and non-audit services to be provided by the independent auditors, and to consider whether the outside auditor's provision of non-audit services to us is compatible with maintaining the independence of the outside auditors. The audit committee may, in its discretion, delegate to one or more of its members the authority to pre-approve any audit or non-audit services to be performed by the independent auditors, provided that such approvals are presented to the audit committee at its next scheduled meeting.

Item 16D.	Exemptions from the Listing Standards for Audit Committees

Not Applicable.

Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers

None.

Item 16F.	Change in Registrant's Certifying Accountant

None.

Item 16G.	Corporate Governance

As our ADSs are registered with the SEC and are listed on the NYSE, we are subject to corporate governance requirements imposed by both the SEC and the NYSE.

We are incorporated in the Cayman Islands. Under Section 303A of the NYSE-listed Company Manual, NYSE-listed non-U.S. companies may, in general, follow their home country corporate governance practices in lieu of some of the NYSE corporate governance requirements. A NYSE-listed non-U.S. company is required to provide a general summary of the significant differences to its U.S. investors either on the company website or its annual report distributed to its U.S. investors.

We have elected to follow our home country practice in lieu of the NYSE corporate governance requirements that a listed company have an audit committee that has a minimum of three members as well as a compensation committee. We currently only have two members on our audit committee. We also currently do not have a compensation committee but have Songzuo Xiang, one of our independent directors, assists the board in reviewing the compensation related matters of our Company. For a description of the significant ways in which our corporate governance practices differ from those required by Section 303A of the NYSE-listed Company Manual, please refer to "Item 6. Directors, Senior Management and Employees—C. Board Practices."

Item 16H.	Mine Safety Disclosure

Not Applicable.

PART III

Item 17.	Financial Statements

We have elected to provide financial statements and related information specified in Item 18.

Item 18.	Financial Statements

See "Index to Consolidated Financial Statements" for a list of all financial statements filed as part of this annual report.

Item 19.	Exhibits

Number	Description of Exhibit
1.1(1)	Second Amended and Restated Memorandum and Articles of Association of China Digital TV Holding Co., Ltd.
2.1(1)	Specimen of Share Certificate.
2.2(1)	Form of Deposit Agreement, including form of American Depositary Receipts.
2.3(1)	First Amended and Restated Shareholders Agreement of China Digital TV Holding Co., Ltd., dated September 13, 2007, among Novel-Tongfang Information Engineering Co., Ltd., Beijing Novel-Tongfang Digital TV Technology Co., Ltd., China Digital TV Technology Co., Ltd., China Capital Investment Holdings Limited, China Cast Investment Holdings Limited, SB Asia Infrastructure Fund L.P., Capital International Private Equity Fund IV, L.P., CGPE IV, L.P. and certain other shareholders.
4.1(1)	Asset Transfer Agreement, dated June 7, 2004, between Beijing Novel-Tongfang Digital TV Technology Co., Ltd. and Novel-Tongfang Information Engineering Co., Ltd.
4.2(1)	Equity Transfer Agreement, dated June 7, 2004, between Beijing Novel-Tongfang Digital TV Technology Co., Ltd. and Novel-Tongfang Information Engineering Co., Ltd. and related (i) Equity Entrustment Agreement, dated September 10, 2004, and (ii) Equity Purchase Entrustment Agreement, dated April 1, 2004, both between the same parties.
4.3(1)	Asset Purchase Agreement, dated June 8, 2004, between Beijing Novel-Tongfang Digital TV Technology Co., Ltd. and Beijing Super TV Co., Ltd.
4.4(1)	Equity Transfer Agreement, dated August 4, 2006, between Novel-Tongfang Information Engineering Co., Ltd. and Beijing Novel-Tongfang Digital TV Technology Co., Ltd. and related Equity Transfer Agreement, dated March 15, 2007, among Novel-Tongfang Information Engineering Co., Ltd., Beijing Novel-Tongfang Digital TV Technology Co., Ltd. and Panasonic Corporation of China.

Number	Description of Exhibit

4.5(1)	Asset Transfer Agreement, dated August 5, 2006, between Novel-Tongfang Information Engineering Co., Ltd. and Beijing Novel-Tongfang Digital TV Technology Co., Ltd. and the Supplemental Agreement thereto, dated April 6, 2007.
4.6(1)	Trademark Licensing Agreement entered into in March 2007 between Beijing Novel-Tongfang Information Engineering Co., Ltd. and Beijing Novel-Tongfang Digital TV Technology Co., Ltd.
4.7(1)	Equipment Leasing Agreement, dated June 7, 2004, between Beijing Novel-Tongfang Digital TV Technology Co., Ltd. and Beijing Super TV Co., Ltd.
4.8(1)	Technical Support and Related Service Agreement, dated June 7, 2004, between Beijing Novel-Tongfang Digital TV Technology Co., Ltd. and Beijing Super TV Co., Ltd.
4.9(1)	Technology License Agreement, dated June 7, 2004, between Beijing Novel-Tongfang Digital TV Technology Co., Ltd. and Beijing Super TV Co., Ltd.
4.10(1)	Technology Development Agreement, dated June 7, 2004, between Beijing Novel-Tongfang Digital TV Technology Co., Ltd. and Beijing Super TV Co., Ltd.
4.11(1)	Products and Software Purchase Agreement, dated June 7, 2004, between Beijing Novel-Tongfang Digital TV Technology Co., Ltd. and Beijing Super TV Co., Ltd.
4.12(3)	Letter of Consent, dated April 30, 2009, issued by Beijing Super TV Co., Ltd. to Beijing Novel-Super Digital TV Technology Co., Ltd.
4.13(3)	Equity Transfer Agreement, dated June 20, 2008 between Wei Gao and Junming Wu for Beijing Novel-Super Digital TV Technology Co., Ltd.
4.14(3)	Equity Transfer Agreement, dated November 24, 2008, between Novel-Tongfang Information Engineering Co., Ltd. and Shizhou Shen for Beijing Novel-Super Digital TV Technology Co., Ltd.
4.15(3)	Equity Transfer Agreement, dated November 24, 2008, between Novel-Tongfang Information Engineering Co., Ltd. and Lei Zhang for Beijing Novel-Super Digital TV Technology Co., Ltd.
4.16	Equity Transfer Option Agreement, dated June 7, 2004, among Beijing Super TV Co., Ltd., Novel-Tongfang Information Engineering Co., Ltd. and Li Yang(1); the Supplemental Agreement thereto, dated September 1, 2005, among Beijing Super TV Co., Ltd., Novel-Tongfang Information Engineering Co., Ltd., Li Yang and Beijing Novel-Tongfang Digital TV Technology Co., Ltd.(1); the No. 2 Supplemental Agreement thereto, dated August 18, 2007, among Beijing Super TV Co., Ltd., Novel-Tongfang Information Engineering Co., Ltd., Li Yang, Beijing Novel-Tongfang Digital TV Technology Co., Ltd. and Wei Gao(1); the No. 3 Supplemental Agreement thereto, dated June 20, 2008, among Beijing Super TV Co., Ltd., Beijing Novel-Super Digital TV Technology Co., Ltd., Novel-Tongfang Information Engineering Co., Ltd., Wei Gao and Junming Wu(3); the No. 4 Supplemental Agreement thereto, dated November 24, 2008, among Beijing Super TV Co., Ltd., Beijing Novel-Super Digital TV Technology Co., Ltd., Novel-Tongfang Information Engineering Co., Ltd., Junming Wu, Lei Zhang and Shizhou Shen(3); and the No. 5 Supplemental Agreement thereto, dated July 11, 2011, among Beijing Super TV Co., Ltd., Beijing Novel-Super Digital TV Technology Co., Ltd., Junming Wu, Lei Zhang, Shizhou Shen, Wenjun Wang and Tianxing Wang(6).
4.17(1)	Share Pledge Agreement, dated September 1, 2005, between Novel-Tongfang Information Engineering Co., Ltd. and Beijing Super TV Co., Ltd.
4.18(3)	Termination Agreement of Share Pledge, dated November 24, 2008, between Beijing Super TV Co., Ltd. and Novel-Tongfang Information Engineering Co., Ltd.
4.19	Share Pledge Agreement, dated September 1, 2005, between Li Yang and Beijing Super TV Co., Ltd.(1); the Supplemental Agreement thereto, dated August 18, 2007, among Li Yang, Beijing Super TV Co., Ltd. and Wei Gao(1); the No. 2 Supplemental Agreement thereto, dated June 20, 2008, among Beijing Super TV Co., Ltd., Wei Gao and Junming Wu(3); and the Share Pledge Termination Agreement, dated July 11, 2011 between Beijing Super TV Co., Ltd. and Junming Wu(6).

Number	Description of Exhibit

4.20(3)	Share Pledge Agreement, dated November 24, 2008, between Shizhou Shen and Beijing Super TV Co., Ltd.
4.21(3)	Share Pledge Agreement, dated November 24, 2008, between Lei Zhang and Beijing Super TV Co., Ltd.
4.22	Business Operating Agreement, dated September 1, 2005, among Beijing Super TV Co., Ltd., Novel-Tongfang Information Engineering Co., Ltd., Li Yang and Beijing Novel-Tongfang Digital TV Technology Co., Ltd.(1); the Supplemental Agreement thereto, dated August 18, 2007, among Beijing Super TV Co., Ltd., Novel-Tongfang Information Engineering Co., Ltd., Li Yang, Beijing Novel-Tongfang Digital TV Technology Co., Ltd. and Wei Gao(1); the No. 2 Supplemental Agreement thereto, dated June 20, 2008, among Beijing Super TV Co., Ltd., Beijing Novel-Super Digital TV Technology Co., Ltd., Novel-Tongfang Information Engineering Co., Ltd., Wei Gao and Junming Wu(3); the No. 3 Supplemental Agreement thereto, dated November 24, 2008, among Beijing Super TV Co., Ltd., Beijing Novel-Super Digital TV Technology Co., Ltd., Novel-Tongfang Information Engineering Co., Ltd., Junming Wu, Lei Zhang and Shizhou Shen(3); and the No. 4 Supplemental Agreement thereto, dated July 11, 2011, among Beijing Super TV Co., Ltd., Beijing Novel-Super Digital TV Technology Co., Ltd., Junming Wu, Lei Zhang, Shizhou Shen, Wenjun Wang and Tianxing Wang(6).
4.23(1)	Power of Attorney, dated September 1, 2005, of Novel-Tongfang Information Engineering Co., Ltd.
4.24(1)	Power of Attorney, dated August 18, 2007, of Wei Gao.
4.25(3)	Power of Attorney, dated June 20, 2008, of Junming Wu.
4.26(3)	Power of Attorney, dated November 24, 2008, of Shizhou Shen.
4.27(3)	Power of Attorney, dated November 24, 2008, of Lei Zhang.
4.28(1)	Entrusted Loan Agreement, dated August 23, 2004, among Beijing Super TV Co., Ltd., Beijing Novel-Tongfang Digital TV Technology Co., Ltd. and Bank of Beijing, Shangdi Branch.
4.29(1)	Entrusted Loan Agreement, dated July 13, 2004, among Beijing Super TV Co., Ltd., Novel-Tongfang Information Engineering Co., Ltd. and Bank of Beijing, Shangdi Branch.
4.30(1)	Entrusted Loan Agreement, dated August 25, 2005, among Beijing Super TV Co., Ltd., Novel-Tongfang Information Engineering Co., Ltd. and Bank of Beijing, Shangdi Branch.
4.31(1)	Loan Agreement, dated April 4, 2007, between Beijing Super TV Co., Ltd. and Novel-Tongfang Information Engineering Co., Ltd. and the related Entrusted Loan Agreement, dated April 12, 2007, among Beijing Super TV Co., Ltd., Novel-Tongfang Information Engineering Co., Ltd. and Bank of Beijing, Shangdi Branch.
4.32(3)	Loan Agreement, dated November 24, 2008, between Shizhou Shen and Beijing Super TV Co., Ltd.
4.33(3)	Loan Agreement, dated November 24, 2008, between Lei Zhang and Beijing Super TV Co., Ltd.
4.34(1)	Service Agreement, dated April 2, 2007, between Novel-Tongfang Information Engineering Co., Ltd. and Beijing Novel-Tongfang Digital TV Technology Co., Ltd.
4.35(1)	Interest Payment Agreement, dated November 30, 2006, between Beijing Novel-Tongfang Digital TV Technology Co., Ltd. and Beijing Super TV Co., Ltd.
4.36(1)	Form of Property Lease Agreement.
4.37(1)	Fixed Assets Transfer Agreement, dated March 28, 2007, between Beijing Novel-Tongfang Digital TV Technology Co., Ltd. and Beijing Super TV Co., Ltd.
4.38(1)	Form of Employment Agreement and related Form of Agreement on Confidentiality and Intellectual Property.

Number	Description of Exhibit

4.39(1)	Form of Non-Disclosure, Non-Competition, Commitment and Proprietary Information Agreement.
4.40(1)	Form of Indemnification Agreement for Directors.
4.41(1)	Amended and Restated 2005 Stock Incentive Plan of China Digital TV Holding Co., Ltd. and form of share option agreement.
4.42††(1)	Cooperation Agreement, dated January 5, 2007, between Beijing Novel-Tongfang Digital TV Technology Co., Ltd. and Jiangsu Qingda Science and Technology Industries Co., Ltd.
4.43(1)	Cooperation Agreement, dated July 18, 2007, between Beijing Novel-Tongfang Digital TV Technology Co., Ltd. and China Electronics Smart Card Co., Ltd.
4.44(1)	2008 Stock Incentive Plan of China Digital TV Holding Co., Ltd.
4.45(2)	Agreement for Equity Transfer of Beijing Novel-Super Digital TV Technology Co., Ltd., dated December 2007, between China Digital TV Technology Co., Ltd. and Golden Benefit Technology Co., Ltd.
4.46(3)	Intellectual Property Transfer Agreement, dated August 13, 2008, between Novel-Tongfang Information Engineering Co., Ltd. and Beijing Super TV Co., Ltd.
4.47(3)	Equity Transfer Agreement, dated October 5, 2008, between Beijing Super TV Co., Ltd. and Beijing Novel-Super Digital TV Technology Co., Ltd.
4.48(3)	Framework Agreement for Purchase of Computer Chips, dated December 12, 2008, between Beijing Super TV Co., Ltd. and Beijing Novel-Super Digital TV Technology Co., Ltd.
4.49(4)	Framework Agreement for Sale of Software Products, dated July 14, 2009, between Beijing Super TV Co., Ltd. and Beijing Novel-Super Digital TV Technology Co., Ltd.
4.50(4)	Equity Transfer Agreement, dated February 26, 2010, between Beijing Novel-Super Digital TV Technology Co., Ltd. and Beijing Shi Xun Hu Lian Technology Co., Ltd.
4.51(5)	Shareholders' Agreement, dated December 1, 2010, between Beijing Super TV Co., Ltd. and Beijing Yuewu Yuntian Software Technology Ltd.
4.52(5)	Shareholders' Agreement, dated April 29, 2011, between Beijing Super TV Co., Ltd. and Beijing Ying Zhi Cheng Technology Co., Ltd.
4.53(5)	2010 Stock Incentive Plan of China Digital TV Holding Co., Ltd.
4.54(6)	Loan Agreement, dated July 11, 2011, between Lei Zhang and Beijing Super TV Co., Ltd.
4.55(6)	Loan Agreement, dated July 11, 2011, between Tianxing Wang and Beijing Super TV Co., Ltd.
4.56(6)	Loan Agreement, dated July 11, 2011, between Wenjun Wang and Beijing Super TV Co., Ltd.
4.57(6)	Capital Increase and Equity Transfer Agreement, dated July 11, 2011, between Junming Wu, Lei Zhang, Shizhou Shen, Wenjun Wang, Tianxing Wang and Beijing Novel-Super Digital TV Technology Co., Ltd.
4.58(6)	Power of Attorney, dated July 11, 2011, of Lei Zhang.
4.59(6)	Power of Attorney, dated July 11, 2011, of Shizhou Shen.
4.60(6)	Power of Attorney, dated July 11, 2011, of Tianxing Wang.
4.61(6)	Power of Attorney, dated July 11, 2011, of Wenjun Wang.
4.62(6)	Share Pledge Agreement, dated July 11, 2011, between Lei Zhang and Beijing Super TV Co., Ltd.
4.63(6)	Share Pledge Agreement, dated July 11, 2011, between Shizhou Shen and Beijing Super TV Co., Ltd.

Number	Description of Exhibit

4.64(6)	Share Pledge Agreement, dated July 11, 2011, between Tianxing Wang and Beijing Super TV Co., Ltd.
4.65(6)	Share Pledge Agreement, dated July 11, 2011, between Wenjun Wang and Beijing Super TV Co., Ltd.
4.66(6)	Written Undertaking, dated November 22, 2011, among Beijing Super TV Co., Ltd., Beijing Novel-Super Digital TV Technology Co., Ltd., Lei Zhang, Shizhou Shen, Wenjun Wang and Tianxing Wang.
4.67(6)	Power of Attorney, dated January 16, 2012, of Lei Zhang.
4.68(6)	Power of Attorney, dated January 16, 2012, of Shizhou Shen.
4.69(6)	Power of Attorney, dated January 16, 2012, of Tianxing Wang.
4.70(6)	Power of Attorney, dated January 16, 2012, of Wenjun Wang.
4.71(6)	Share Pledge Agreement, dated January 16, 2012, between Lei Zhang and Beijing Super TV Co., Ltd.
4.72(6)	Share Pledge Agreement, dated January 16, 2012, between Shizhou Shen and Beijing Super TV Co., Ltd.
4.73(6)	Share Pledge Agreement, dated January 16, 2012, between Tianxing Wang and Beijing Super TV Co., Ltd.
4.74(6)	Share Pledge Agreement, dated January 16, 2012, between Wenjun Wang and Beijing Super TV Co., Ltd.
4.75(6)	Supplemental Agreement to Loan Agreements, dated January 16, 2012, among Beijing Super TV Co., Ltd., Lei Zhang, Shizhou Shen, Wenjun Wang and Tianxing Wang.
4.76(6)	Supplemental Agreement, dated February 9, 2012, among Beijing Super TV Co., Ltd., Beijing Novel-Super Digital TV Technology Co., Ltd., Lei Zhang, Shizhou Shen, Wenjun Wang and Tianxing Wang.
4.77(6)	Cooperation Termination Agreement, dated November 9, 2011, between Dongguan Super TV Video Info Co., Ltd. and the Dongguan branch of the Guangdong Broadcasting TV Network Co., Ltd.
4.78(6)	Capital Increase Agreement, dated May 24, 2011, among Beijing Super TV Co., Ltd., Beijing Novel-Super Digital TV Technology Co., Ltd., Ying Zhi Cheng Technology Co., Ltd. and Beijing Joysee Technology Co., Ltd.
4.79(6)	First Amendment to First Amended and Restated Shareholders Agreement of China Digital TV Holding Co., Ltd., dated June 14, 2011, among China Digital TV Technology Co., Ltd., Beijing Novel-Super Digital TV Technology Co., Ltd., China Cast Investment Holdings Limited, SB Asia Infrastructure Fund L.P., Capital International Private Equity Fund IV, L.P., CGPE IV, L.P. and certain other shareholders.
4.80(7)	China Digital TV Holding Co., Ltd. 2012 Stock Incentive Plan.
4.81(7)	Second Supplemental Agreement to Loan Agreement, dated April 12, 2013, between Beijing Super TV Co., Ltd. and Tianxing Wang.
4.82(8)	Share Transfer Agreement, dated April 30, 2014, among Beijing Yuewu Yuntian Software Technology Ltd., Beijing Holch Capital Investment Center, Beijing Cyber Cloud Co., Ltd. and Beijing Xinsi Yijia Technology Co., Ltd.
4.83(8)	Share Transfer Agreement, dated April 30, 2014, among Beijing Super TV Co., Ltd., China Super Media Holdings Limited, Beijing Yuewu Yuntian Software Technology Ltd., Beijing Holch Capital Investment Center and Beijing Cyber Cloud Co., Ltd.
4.84(8)	Termination Agreement of Existing Contractual Agreements, dated June 20, 2014, among Beijing Super TV Co., Ltd., Beijing Novel-Super Digital TV Technology Co., Ltd., Lei Zhang, Tianxing Wang, Wenjun Wang and Shizhou Shen.

Number	Description of Exhibit

4.85(8)	Termination Agreement of Existing Contractual Agreements, dated April 14, 2015, among Beijing Super TV Co., Ltd. and Beijing Novel-Super Digital TV Technology Co., Ltd.
4.86(8)	Share Transfer Agreement, dated June 20, 2014, among Lei Zhang, Tianxing Wang, Wenjun Wang, Shizhou Shen and Beijing Super TV Co., Ltd.
4.87(9)	Framework Agreement, dated June 13, 2014, among China Digital TV Holding Co., Ltd., Golden Benefit Technology Limited and Cinda Investment Co., Ltd.
4.88(9)	Framework Agreement Amendment, dated October 9, 2014, among China Digital TV Holding Co., Ltd., Golden Benefit Technology Limited and Cinda Investment Co., Ltd.
4.89(9)	Share Transfer Agreement, dated October 9, 2014, among China Digital TV Holding Co., Ltd., China Digital TV Technology Co., Ltd., Golden Benefit Technology Limited, Cinda Investment Co., Ltd. and Shanghai Tongda Venture Capital Co., Ltd.
4.90(8)	Supplementary Share Transfer Agreement, dated October 27, 2014, among China Digital TV Holding Co., Ltd., China Digital TV Technology Co., Ltd., Golden Benefit Technology Limited, Cinda Investment Co., Ltd. and Shanghai Tongda Venture Capital Co., Ltd.
4.91(9)	Profit Compensation Agreement, dated October 9, 2014, among Shanghai Tongda Venture Capital Co., Ltd., Golden Benefit Technology Limited, and China Digital TV Holding Co., Ltd.
4.92(9)	Supplementary Profit Compensation Agreement, dated October 27, 2014, among Shanghai Tongda Venture Capital Co., Ltd., Golden Benefit Technology Limited, and China Digital TV Holding Co., Ltd.
4.93(9)	Share Subscription Agreement, dated October 9, 2014, between Shanghai Tongda Venture Capital Co., Ltd. and Golden Benefit Technology Limited.
4.94(10)	Equity Transfer Agreement, dated November 7, 2016, among Golden Benefit Technology Limited, Beijing Super TV Co., Ltd. and Changxing Bao Li Rui Xin Technology Co., Ltd.
4.95(11)	Supplemental Agreement to the Equity Transfer Agreement, dated December 26, 2016, among Golden Benefit Technology Limited, Beijing Super TV Co., Ltd. and Changxing Bao Li Rui Xin Technology Co., Ltd.
4.96	Loan Agreement, dated October 12, 2013, between Beijing Xinsi Yijia Technology Co., Ltd. and Yang Tingling
4.97	Loan Agreement, dated October 12, 2013, between Beijing Xinsi Yijia Technology Co., Ltd. and Zhang Xi
4.98	Loan Agreement, dated October 12, 2013, between Beijing Xinsi Yijia Technology Co., Ltd. and Liu Yu
4.99	Supplementary Agreement to Loan Agreement dated June, 23, 2014, among Beijing Xinsi Yijia Technology Co., Ltd., Yang Tingling and Wu Zhenhua
4.100	Supplementary Agreement to Loan Agreement dated June, 23, 2014, among Beijing Xinsi Yijia Technology Co., Ltd., Zhang Xi and Hu Yongxin
4.101	Supplementary Agreement to Loan Agreement dated June, 23, 2014, among Beijing Xinsi Yijia Technology Co., Ltd., Liu Yu and Ma Bin
4.102	Equity Pledge Agreement, dated June 23, 2014, between Beijing Xinsi Yijia Technology Co., Ltd. and Wu Zhenhua
4.103	Equity Pledge Agreement, dated June 23, 2014, between Beijing Xinsi Yijia Technology Co., Ltd. and Hu Yongxin
4.104	Equity Pledge Agreement, dated June 23, 2014, between Beijing Xinsi Yijia Technology Co., Ltd. and Ma Bin
4.105	Power of Attorney, dated June 23, 2014, of Wu Zhenhua
4.106	Power of Attorney, dated June 23, 2014, of Hu Yongxin
4.107	Power of Attorney, dated June 23, 2014, of Ma Bin
4.108	Equity Transfer Option Agreement, dated June 23, 2014, among Beijing Xinsi Yijia Technology Co., Ltd., Ma Bin, Hu Yongxin and Wu Zhenhua
4.109	Technical Support and Related Service Agreement, dated October 12, 2013, between Beijing Xinsi Yijia Technology Co., Ltd. and Beijing Dingyuan Technology Co., Ltd.
8.1	List of Subsidiaries of China Digital TV Holding Co., Ltd.
11.1(1)	Code of Business Conduct and Ethics of China Digital TV Holding Co., Ltd.
12.1	CEO Certification pursuant to Rule 13a - 14(a).
12.2	CFO Certification pursuant to Rule 13a - 14(a).
13.1	CEO Certification pursuant to Rule 13a - 14(b).
13.2	CFO Certification pursuant to Rule 13a - 14(b).
23.1	Consent of KPMG Huazhen LLP.
23.2	Consent of Deloitte Touche Tohmatsu Certified Public Accountants LLP.
23.3	Consent of Han Kun, PRC Lawyers.
101.INS	XBRL Instance Document
101.SCH	XBRL Taxonomy Extension Schema Document
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	XBRL Taxonomy Extension Label Linkbase Document
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document

††	Portions of the agreement have been omitted pursuant to a confidential treatment request and have been filed with the SEC separately with a confidential treatment request.

(1)	Previously filed as an exhibit to the Registration Statement on Form F-1 (File No. 333-146072) of China Digital TV Holding Co., Ltd. and incorporated herein by reference thereto.

(2)	Previously filed as an exhibit to the annual report on Form 20-F (File No. 001-33692) of China Digital TV Holding Co., Ltd. filed with the SEC on June 18, 2008 and incorporated herein by reference thereto.

(3)	Previously filed as an exhibit to the annual report on Form 20-F (File No. 001-33692) of China Digital TV Holding Co., Ltd. filed with the SEC on May 20, 2009 and incorporated herein by reference thereto.

(4)	Previously filed as an exhibit to the annual report on Form 20-F (File No. 001-33692) of China Digital TV Holding Co., Ltd. filed with the SEC on April 30, 2010 and incorporated herein by reference thereto.

(5)	Previously filed as an exhibit to the annual report on Form 20-F (File No. 001-33692) of China Digital TV Holding Co., Ltd. filed with the SEC on May 12, 2011 and incorporated herein by reference thereto.

(6)	Previously filed as an exhibit to the annual report on Form 20-F (File No. 001-33692) of China Digital TV Holding Co., Ltd. filed with the SEC on April 17, 2012 and incorporated herein by reference thereto.

(7)	Previously filed as an exhibit to the annual report on Form 20-F (File No. 001-33692) of China Digital TV Holding Co., Ltd. filed with the SEC on April 16, 2013 and incorporated herein by reference thereto.

(8)	Previously filed as an exhibit to the annual report on Form 20-F (File No. 001-33692) of China Digital TV Holding Co., Ltd. filed with the SEC on April 28, 2015 and incorporated herein by reference thereto.

(9)	Previously furnished as an exhibit to the report on Form 6-K (File No. 001-33692) of China Digital TV Holding Co., Ltd. filed with the SEC on November 10, 2014 and incorporated herein by reference thereto.

(10)	Previously furnished as an exhibit to the report on Form 6-K (File No. 001-33692) of China Digital TV Holding Co., Ltd. filed with the SEC on November 7, 2016 and incorporated herein by reference thereto.

(11)	Previously furnished as an exhibit to the report on Form 6-K (File No. 001-33692) of China Digital TV Holding Co., Ltd. filed with the SEC on December 28, 2016 and incorporated herein by reference thereto.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

CHINA DIGITAL TV HOLDING CO., LTD.

By:	/s/ Jianhua Zhu

Name:	Jianhua Zhu

Title:	Chief Executive Officer and Chairman

Date: April 21, 2017

China digital tv holding co., lTD.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders

China Digital TV Holding Co., Ltd.:

We have audited the accompanying consolidated balance sheets of China Digital TV Holding Co., Ltd. and subsidiaries as of December 31, 2016 and 2015, and the related consolidated statements of comprehensive income (loss), changes in equity, and cash flows for the years then ended. In connection with our audits of the consolidated financial statements, we also have audited financial statement schedule I. These consolidated financial statements and financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedule based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of China Digital TV Holding Co., Ltd. and subsidiaries as of December 31, 2016 and 2015, and the results of their operations and their cash flows for the years then ended, in conformity with U.S. generally accepted accounting principles. Also in our opinion, the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

/s/ KPMG Huazhen LLP

Beijing, China
April 21, 2017

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

china digital tv holding co., ltd.

We have audited the accompanying consolidated statements of comprehensive income, changes in equity, and cash flows of China Digital TV Holding Co., Ltd. (the "Company"), its subsidiaries, and its variable interest entity (the "VIE") and the VIE's subsidiary (collectively, the "Group") for the year ended December 31, 2014. Our audit also included the financial statement schedule for the year ended December 31, 2014 included at Schedule I. These financial statements and financial statement schedule are the responsibility of the Group's management. Our responsibility is to express an opinion on the financial statements and financial statement schedule based on our audit.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the results of the Group's operations and cash flows for the year ended December 31, 2014, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, present fairly, in all material respects, the information set forth therein.

/s/ Deloitte Touche Tohmatsu Certified Public Accountants LLP

Beijing, the People's Republic of China

April 28, 2015 (April 21, 2017 as to retrospective adjustments to the 2014 financial statements relate to discontinued operations described in Note 3)

China digital tv holding co., lTD.

CONSOLIDATED BALANCE SHEETS

(U.S. dollars in thousands, except share and per share data)

	As of December 31,
	2015	2016
ASSETS

Current assets:
Cash and cash equivalents	$18,713	$117,292
Restricted cash	23	4,753
Term deposits	-	2,344
Notes receivable	-	81
Accounts receivable, net of allowance for doubtful accounts of $21 and $89 as of December 31, 2015 and 2016, respectively	182	500
Inventories	476	4
Prepaid expenses and other current assets	1,009	1,611
Current assets of Super TV	101,470	-

Total current assets	121,873	126,585
Property and equipment, net	299	421
Intangible assets, net	348	258
Goodwill	702	655
Equity method investment	428	-
Deferred income tax assets	121	52
Non-current assets of Super TV	6,979	-

TOTAL ASSETS	$130,750	$127,971

LIABILITIES AND EQUITY
Current liabilities:
Accounts payable (of which $15 and $115 as of December 31, 2015 and 2016 belonging to the consolidated VIE without recourse to the Company, respectively)	555	445
Accrued expenses and other current liabilities (of which nil and nil as of December 31, 2015 and 2016 belonging to the consolidated VIE without recourse to the Company, respectively)	2,871	2,557
Deferred revenue-current (of which nil and $8 as of December 31, 2015 and 2016 belonging to the consolidated VIE without recourse to the Company, respectively)	936	1,382
Government subsidies-current (of which nil and nil as of December 31, 2015 and 2016 belonging to the consolidated VIE without recourse to the Company, respectively)	19	81
Current liabilities of Super TV (of which nil and nil as of December 31, 2015 and 2016 belonging to the consolidated VIE without recourse to the Company, respectively)	15,945	-

Total current liabilities	20,326	4,465
Deferred revenue-non-current (of which nil and nil as of December 31, 2015 and 2016 belonging to the consolidated VIE without recourse to the Company, respectively)	173	125
Government subsidies-non-current (of which nil and nil as of December 31, 2015 and 2016 belonging to the consolidated VIE without recourse to the Company, respectively)	817	310
Deferred income tax liabilities (of which nil and nil as of December 31, 2015 and 2016 belonging to the consolidated VIE without recourse to the Company, respectively)	87	-
Non-current liabilities of Super TV (of which nil and nil as of December 31, 2015 and 2016 belonging to the consolidated VIE without recourse to the Company, respectively)	7,541	-

Total liabilities	28,944	4,900

Commitments and Contingencies (Note 17)

Equity:
China Digital TV Holding Co., Ltd. shareholders' equity:
Ordinary shares ($0.0005 par value; 200,000,000 and 200,000,000 shares authorized, 60,173,997 and 60,285,087 shares issued and outstanding as of December 31, 2015 and 2016, respectively)	30	30
Additional paid-in capital	37,988	45,273
Statutory reserve	18,361	88
Retained earnings	23,451	75,104
Subscription receivable	-	(596)
Accumulated other comprehensive income/(loss)	21,650	(289)

Total China Digital TV Holding Co., Ltd. shareholders' equity.	101,480	119,610

Noncontrolling interest	326	3,461

Total equity	101,806	123,071

TOTAL LIABILITIES AND EQUITY	$130,750	$127,971

The accompanying notes are an integral part of these consolidated financial statements.

China digital tv holding co., lTD.

CONSOLIDATED statements of COMPREHENSIVE INCOME (lOSS)

(U.S. dollars in thousands, except share and per share data)

	For the years ended December 31,
	2014	2015	2016

Revenues
Products	$1,571	$248	$618
Services	344	1,674	3,622

Total revenues	1,915	1,922	4,240
Taxes and surcharges	-	(2)	(12)

Net revenues	1,915	1,920	4,228

Cost of revenues (including share-based compensation of $12, $3 and nil for 2014, 2015 and 2016, respectively)
Products	2,052	143	506
Services	292	1,237	1,011

Total cost of revenues	2,344	1,380	1,517

Gross (loss)/profit	(429)	540	2,711

Operating expenses:
Research and development (including share-based compensation of $98, $49 and $463 for 2014, 2015 and 2016, respectively)	7,265	8,798	5,655
Selling and marketing (including share-based compensation of $130, $30 and $447 for 2014, 2015 and 2016, respectively)	3,696	4,114	2,747
General and administrative (including share-based compensation of $1,459, $36 and $2 for 2014, 2015 and 2016, respectively)	6,236	3,220	3,739

Total operating expenses	17,197	16,132	12,141

Loss from continuing operations	(17,626)	(15,592)	(9,430)
Interest income	205	104	105
Gain from disposal of an equity method investment	-	-	95
Other (expense)/income, net	(50)	354	1,088

Loss from continuing operations before income tax expenses	(17,471)	(15,134)	(8,142)

Income tax expenses/(benefits):
Income tax-current	91	293	131
Income tax-deferred	(10)	(1)	(17)

Total income tax expenses	81	292	114

Net loss from continuing operations before share of loss on an equity method investment	(17,552)	(15,426)	(8,256)
Share of loss on an equity method investment, net of nil income taxes	-	(101)	-

Net loss from continuing operations	(17,552)	(15,527)	(8,256)

Discontinued operations (Note 3):
Income from the operations of discontinued operations, net of income tax expenses of $6,292, $4,286 and $2,492 for 2014, 2015 and 2016, respectively	36,717	16,155	10,445
Gain from disposal of discontinued operations, net of income tax expenses of nil, nil and $8,286 for 2014, 2015 and 2016, respectively (including net gain of $16,685 from accumulated other comprehensive income reclassification in 2016)	-	-	43,190

Income from discontinued operations, net of income tax expenses of $6,292, $4,286 and $10,778 for 2014, 2015 and 2016, respectively	36,717	16,155	53,635

Net income	19,165	628	45,379
Less: Net loss attributable to noncontrolling interest	(1,725)	(900)	(39)

Net income attributable to ordinary shareholders of China Digital TV Holding Co., Ltd.	20,890	1,528	45,418

Amounts attributable to ordinary shareholders of China Digital TV Holding Co., Ltd:
Net loss from continuing operations	(15,827)	(14,627)	(7,226)
Income from discontinued operations, net of income taxes	36,717	16,155	52,644

Net income attributable to ordinary shareholders of China Digital TV Holding Co., Ltd.	$20,890	$1,528	$45,418

China digital tv holding co., lTD.

CONSOLIDATED statements of COMPREHENSIVE INCOME (lOSS) - continued

(U.S. dollars in thousands, except share and per share data)

	For the years ended December 31,
	2014	2015	2016

Net income	$19,165	$628	$45,379
Other comprehensive loss, net of nil income taxes:
Foreign currency translation adjustment	(3,441)	(3,892)	(5,652)
Reclassification of foreign currency translation adjustment	-	-	(16,685)

Total other comprehensive loss, net of nil income taxes	(3,441)	(3,892)	(22,337)

Comprehensive income/(loss)	15,724	(3,264)	23,042
Less: Comprehensive loss attributable to noncontrolling interest	(1,735)	(933)	(437)

Comprehensive income/(loss) attributable to ordinary shareholders of China Digital TV Holding Co., Ltd.	$17,459	$(2,331)	$23,479

Earnings/(loss) per share – basic and diluted:
Net loss from continuing operations attributable to ordinary shareholders of China Digital TV Holding Co., Ltd.	$(0.27)	$(0.24)	$(0.12)
Net income from discontinued operations attributable to ordinary shareholders of China Digital TV Holding Co., Ltd.	0.62	0.27	0.87

Net income attributable to ordinary shareholders of China Digital TV Holding Co., Ltd.	$0.35	$0.03	$0.75

Weighted average shares outstanding, basic and diluted	59,369,708	59,968,346	60,199,096

The accompanying notes are an integral part of these consolidated financial statements.

China digital tv holding co., lTD.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(U.S. dollars in thousands, except share and per share data)

	China Digital TV Holding Co., Ltd. Shareholders
								Total China
				Accumulated				Digital TV
			Additional	other				Holding Co., Ltd
	Ordinary		paid-in	comprehensive	Statutory	Retained	Subscription	Shareholders'	Noncontrolling	Total
	Shares	Amount	capital	income	reserve	earnings	receivable	Equity	Interest	equity

Balance at January 1, 2014	59,149,153	$30	$32,037	$28,940	$17,907	$31,122	$-	$110,036	$936	$110,972
Share-based compensation	-	-	1,710	-	-	-		1,710	(11)	1,699
Appropriation for statutory reserve	-	-	-	-	70	(70)	-	-	-	-
Exercise of stock option	556,417	-	726	-	-	-		726	-	726
Special cash dividend to shareholders	-	-	-	-	-	(29,635)	-	(29,635)	-	(29,635)
Partial disposal of Joysee's equity (Note 18(b))	-	-	(215)	-	-	-	-	(215)	215	-
Transfer of noncontrolling interest-Cyber Cloud (Note 18(a))	-	-	1,381	-	-	-	-	1,381	1,160	2,541
Net income	-	-	-	-	-	20,890	-	20,890	(1,725)	19,165
Foreign currency translation adjustment	-	-	-	(3,431)	-	-	-	(3,431)	(10)	(3,441)

Balance at December 31, 2014	59,705,570	30	35,639	25,509	17,977	22,307	-	101,462	565	102,027

Share-based compensation	-	-	106	-	-	-	-	106	12	118
Appropriation for statutory reserve	-	-	-	-	384	(384)	-	-	-	-
Exercise of stock option	468,427	-	700	-	-	-	-	700	-	700
Capital injection by noncontrolling interest (Note 18(c))	-	-	1,531	-	-	-	-	1,531	741	2,272
Acquisition of noncontrolling interest (Note 18(d))	-	-	12	-	-	-	-	12	(59)	(47)
Net income	-	-	-	-	-	1,528	-	1,528	(900)	628
Foreign currency translation adjustment	-	-	-	(3,859)	-	-	-	(3,859)	(33)	(3,892)

Balance at December 31, 2015	60,173,997	30	37,988	21,650	18,361	23,451	-	101,480	326	101,806

Share-based compensation	-	-	4,591	-	-	-	-	4,591	295	4,886
Appropriation for statutory reserve	-	-	-	-	1	(1)	-	-	-	-
Exercise of stock option	111,090	-	68	-	-	-	-	68	-	68
Special cash dividend to shareholders	-	-	-	-	-	(12,038)	-	(12,038)	-	(12,038)
Capital injection by noncontrolling interest (Note 18(e))	-	-	2,704	-	-	-	-	2,704	10,028	12,732
Share subscription receivables of Cyber Cloud (Note 18(e))	-	-	-	-	-	-	(596)	(596)	-	(596)
Acquisition of noncontrolling interest (Note 18(f))	-	-	(78)	-	-	-	-	(78)	(548)	(626)
Disposal of discontinued operations	-	-	-	(16,685)	(18,274)	18,274	-	(16,685)	(6,203)	(22,888)
Net income	-	-	-	-	-	45,418	-	45,418	(39)	45,379
Foreign currency translation adjustment	-	-	-	(5,254)	-	-	-	(5,254)	(398)	(5,652)

Balance at December 31, 2016	60,285,087	$30	$45,273	$(289)	$88	$75,104	$(596)	$119,610	$3,461	$123,071

The accompanying notes are an integral part of these consolidated financial statements.

China digital tv holding co., lTD.

CONSOLIDATED statements of cash flows

(U.S. dollars in thousands)

	For the years ended December 31,
	2014	2015	2016
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$19,165	$628	$45,379
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	944	607	670
Share-based compensation	1,699	118	4,886
Gain on disposal of property and equipment	(207)	-	-
Allowance for doubtful accounts	827	2,771	1,747
Write-down of inventory	1,330	1,050	219
Warranty accrual	62	50	17
Share of loss/(income) on equity method investments	59	47	(195)
Gain from disposal of equity method investments	-	(184)	(95)
Gain from disposal of a subsidiary	-	-	(233)
Gain from disposal of discontinued operations	-	-	(43,190)
Changes in operating assets and liabilities:
Accounts receivable and notes receivable	(4,868)	5,566	98
Inventories	(1,384)	(1,159)	785
Prepaid expenses and other current assets	(1,462)	3,017	(340)
Accounts payable and notes payable	(1,104)	(639)	577
Income tax payable	2,511	(946)	(860)
Accrued expenses and other current liabilities	2,051	(3,083)	(1,766)
Deferred revenue	(1,376)	(1,223)	195
Government subsidies	(1,049)	(538)	(1,030)
Deferred income taxes	(4,265)	1,170	(2,420)
Other assets	(723)	216	-

Net cash provided by operating activities	12,210	7,468	4,444

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment	(2,750)	(167)	(749)
Purchase of term deposits	-	-	(2,344)
Proceeds from disposal of discontinued operations, net of $24,822 cash disposed of, net of withholding income tax and stamp duties of $8,330	-	-	54,706
Payment of costs for disposal of discontinued operations	-	-	(933)
Proceeds from disposal of a subsidiary, net of $16 cash disposed of	-	-	134
Restricted cash	830	-	-
Proceeds from disposal of property and equipment	-	2,816	-
Acquisition of subsidiaries	2,204	-	-
Proceeds from disposal of an equity method investment	-	-	512
Purchase of an equity method investment	-	(541)	-

Net cash provided by investing activities	284	2,108	51,326

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from stock option exercise	726	700	80
Special cash dividend paid to shareholders	(29,692)	-	(12,034)
Capital contribution from noncontrolling interest shareholders	2,254	-	6,766
Acquisition of noncontrolling interests	-	(47)	(301)

Net cash (used in)/provided by financing activities	(26,712)	653	(5,489)

Effect of exchange rate changes on cash and cash equivalents	(2,825)	(2,133)	(3,127)

NET (DECREASE)/INCREASE IN CASH AND CASH EQUIVALENTS	(17,043)	8,096	47,154
CASH AND CASH EQUIVALENTS, BEGINNING OF THE YEAR	11,115	16,610	18,713
CASH AND CASH EQUIVALENTS RECORDED IN CURRENT ASSETS OF SUPER TV, BEGINNING OF THE YEAR	67,970	45,432	51,425

LESS: CASH AND CASH EQUIVALENTS BALANCE RECORDED IN CURRENT ASSETS OF SUPER TV, END OF THE YEAR	(45,432)	(51,425)	-

CASH AND CASH EQUIVALENTS, END OF THE YEAR	$16,610	$18,713	$117,292

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATIONS
Income tax paid	$7,954	$4,472	$5,775

NON-CASH INVESTING AND FINANCING ACTIVITIES
Exchange of equity interests in investment for acquisition of Shibo Movie (Note 5(b))	$747	$-	$-
Transfer of noncontrolling interest in Cyber Cloud for acquisition of Xinsi Yijia (Note 5(a))	$2,541	$-	$-
Partial disposal of Joysee's equity (Note 18(b))	$963	$-	$-
Receivable on disposal of property and equipment	$2,852	$-	$-
Receivable from noncontrolling shareholders for capital injection (Note 18(e))	$-	$-	$1,213
Payable for acquisition of noncontrolling interest (Note 10)	$-	$-	$338

The accompany notes are an integral part of these consolidated financial statements.

China digital tv holding co., lTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(U.S. dollars in thousands, except share and per share data)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES

China Digital TV Holding Co., Ltd. (the "Company" or "CDTV Holding") was incorporated in the Cayman Islands in 2007. The Company, through its subsidiaries and consolidated variable interest entities (“VIEs”) (collectively, the "Group"), is primarily engaged in providing cable TV value added services which enables cable TV and IPTV network operators to offer diversified TV content services in the People's Republic of China ("PRC").

Prior to December 2016, the Group was also engaged in the installation and integration of conditional access systems ("CA Systems"), subscriber management systems and electronic program guidance systems to cable TV operators and the sale of digital TV intelligent cards ("smart cards") to these operators. These operations were conducted through the Company’s subsidiary, Beijing Super TV Co., Ltd (“Beijing Super TV”) and Beijing Super TV’s wholly owned subsidiary Beijing Novel-Super Digital TV Technology Co., Ltd. (“N-S Digital TV”). Beijing Super TV and N-S Digital TV’s (collectively “Super TV”) operations and cash flows were clearly distinguished, operationally and for financial reporting, from the rest of the Group.

On November 7, 2016 and December 26, 2016, the Group entered into share transfer agreement and supplemental share transfer agreement to dispose Beijing Super TV, including N-S Digital TV, and the sale closed on December 29, 2016 (see Note 3). The sale of Super TV represented a strategic shift and had a major effect on the Group’s result of operations. Accordingly, revenues, costs and expenses related to Super TV have been reclassified in the accompanying consolidated financial statements as discontinued operations for all the periods presented. Assets and liabilities of Super TV as of December 31, 2015 were reclassified separately from other assets and liabilities of the Group on the consolidated balance sheet.

VIE contractual agreements

Since June 2014, N-S Digital TV was a wholly owned subsidiary of Beijing Super TV. Prior to June 2014, the Company entered into a series of contractual agreements among Beijing Super TV, N-S Digital TV, and the nominee owners of N-S Digital TV. According to the contractual arrangements, Beijing Super TV had the power to (1) direct the activities that most significantly affected the economic performance of N-S Digital TV, and (2) receive the economic benefits of N-S Digital TV. Accordingly, N-S Digital TV’s financial results of operations, and assets and liabilities were consolidated in the Company’s consolidated financial statements for periods prior to June 2014.

Pursuant to an agreement dated in June 2014, the contractual agreements among Beijing Super TV, N-S Digital TV and the N-S Digital TV’s nominee owners were terminated, and concurrently, the 100% legal interest of N-S Digital TV were transferred to Beijing Super TV. As a result, N-S Digital TV became a wholly owned subsidiary of Beijing Super TV and continued to be consolidated in the Company’s consolidated financial statements since June 2014, until Super TV was disposed in December 2016.

China digital tv holding co., lTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(U.S. dollars in thousands, except share and per share data)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES - continued

VIE contractual agreements - continued

Beijing Dingyuan Technology Co., Ltd. ("Dingyuan") is a PRC entity held by several nominee shareholders ("Shareholders"), all of which are employees of the Company. Beijing Xinsi Yijia Technology Co., Ltd. ("Xinsi Yijia"), a majority-owned subsidiary of the Company, has entered into a series of contractual agreements with Dingyuan, and the Shareholders. As a result of these contractual agreements, since June 2014, when the Company acquired Xinsi Yijia (see Note 5), the Company (1) had the power to direct the activities that most significantly affected the economic performance of Dingyuan, and (2) received the economic benefits of Dingyuan. A summary of the contractual agreements entered into among Xinsi Yijia, Dingyuan, and the Shareholders is as follows:

•	Loan Agreements and Supplemental Agreements to Loan Agreements: Under loan agreements between Xinsi Yijia and the Shareholders, Xinsi Yijia extended loans to the Shareholders for contributing registered capital to Dingyuan. The term of each loan is ten years, which is renewable upon the approval of each party. With consent of Xinsi Yijia, the Shareholders may transfer the equity interests in Dingyuan to any third party, and their obligations under the loan agreements shall be borne by such transferee.

•	Equity Pledge Agreements: Pursuant to the equity pledge agreements, each of the Shareholders pledged all of their respective equity interests in Dingyuan to Xinsi Yijia to secure the Shareholders' performance of their respective obligations under the contractual arrangements between the Shareholders and Xinsi Yijia. In addition, each of the Shareholders agreed not to transfer their equity interests in Dingyuan or create, or allow the creation of, any pledge over their respective equity interests in Dingyuan that may affect Xinsi Yijia's interests without Xinsi Yijia's consent. Xinsi Yijia is entitled to receive the dividends on the pledged equity interests during the term of the pledges. The duration of each of the equity pledge agreements is equivalent to the maximum duration of the contractual arrangements between the Shareholders and Xinsi Yijia. The agreements may only be terminated: (i) by Xinsi Yijia in writing; or (ii) upon the fulfillment of the Shareholders' respective obligations under the contractual arrangements between the Shareholders and Xinsi Yijia, which is subject to Xinsi Yijia's written confirmation.

•	Powers of Attorney: Each of the Shareholders has executed an irrevocable power of attorney appointing Xinsi Yijia, or any person designated by Xinsi Yijia, as the attorney-in-fact to vote on their respective behalves on all matters of Dingyuan requiring shareholder approval under PRC laws, rules and regulations and the articles of association of Dingyuan. Each power of attorney has a term of ten years, subject to earlier termination in the event of the termination of the relevant loan agreement. The powers of attorney will be automatically renewed upon the extension of the term of the relevant loan agreement.

China digital tv holding co., lTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(U.S. dollars in thousands, except share and per share data)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES - continued

VIE contractual agreements - continued

•	Equity Transfer Option Agreement: Under this agreement, the Shareholders jointly granted Xinsi Yijia an exclusive and irrevocable option to purchase all of the equity interests held by them in Dingyuan at any time that Xinsi Yijia deems fit. Xinsi Yijia may purchase these equity interests itself or designate another party to purchase the equity interests.

•	Exclusive Technical Support and Related Services Agreement: Dingyuan irrevocably appoints and designates Xinsi Yijia as its exclusive service provider to provide services, including but not limit to technical support, technical training and personnel services to Dingyuan. Service fees are determined based on the content and quality of the services provided by Xinsi Yijia, which could be up to all of Dingyuan’s pre-tax profit. The term of this agreement was 15 years, which is renewable upon the approval of each party.

In making the conclusion that Xinsi Yijia was the primary beneficiary of the VIE, the Company believes Xinsi Yijia's rights under the terms of the equity transfer option agreement had provided it with a substantive kick out right. More specifically, the Company believes the terms of the equity transfer option agreement were valid, binding and enforceable under PRC laws and regulations currently in effect. The Company also believes that the minimum amount of consideration permitted by the applicable PRC law to exercise the option did not represent a financial barrier or disincentive for Xinsi Yijia to exercise its rights under the equity transfer option agreement. In addition, the articles of association of Dingyuan provided that the Shareholders of Dingyuan had the power to, in a shareholders' meeting: (i) approve the operating strategy and investment plan; (ii) elect the members of board of directors and approve their compensation; and (iii) review and approve the annual budget and earnings distribution plan. Consequently, Xinsi Yijia's rights under the powers of attorney have reinforced the Company's abilities to direct the activities most significantly impacting Dingyuan’s economic performance. The Company also believes that this ability to exercise control ensured that Dingyuan would continue to execute and renew service agreements and pay service fees to Xinsi Yijia. By charging service fees in whatever amounts Xinsi Yijia deemed fit, and by ensuring that service agreements were executed and renewed, Xinsi Yijia had the rights to receive substantially all of the economic benefits from Dingyuan.

China digital tv holding co., lTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(U.S. dollars in thousands, except share and per share data)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES - continued

The following financial statement amounts and balances of the Company’s consolidated VIEs were included in the accompanying consolidated financial statements as of and for the years ended December 31:

	As of December 31,
	2015	2016

Total current assets	$638	$746
Total non-current assets	2	-

Total assets	$640	$746

Total current liabilities	15	123

Total liabilities	$15	$123

	For the years ended December 31,
	2014	2015	2016

Net revenues from continuing operations	$-	$25	$394
Net loss from continuing operations	$(361)	$(137)	$(200)
Net income from discontinued operations	$955	$-	$-

	For the years ended December 31,
	2014	2015	2016

Net cash provided by /(used in) operating activities	$2,897	$63	$(6)
Net cash provided by investing activities	$1,538	$-	$-
Net cash provided by financing activities	$-	$-	$151

In accordance with the contractual agreements, relevant PRC subsidiary of the Company has the power to direct activities of the consolidated VIE, and can have assets transferred out of the Group’s VIE. Therefore, the Company considers that there is no asset in the Group’s VIE that can be used only to settle its obligations. None of the assets of the consolidated VIE have been pledged or collateralized. The creditors of the consolidated VIE do not have recourse to the general credit of the Company and its consolidated subsidiary.

China digital tv holding co., lTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(U.S. dollars in thousands, except share and per share data)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES - continued

As of December 31, 2016, the Company's subsidiaries and consolidated variable interest entity consist of the following entities:

		Place of incorporation	Percentage of
Subsidiaries	Date of incorporation	/establishment	economic ownership

China Digital TV Technology Co., Ltd. (“CDTV BVI”)	March 9, 2004	BVI	100%
Golden Benefit Technology Limited ("Golden Benefit")	December 6, 2007	Hong Kong	100%
China Super Media Holdings Limited ("CSM Holdings")	February 25, 2008	Hong Kong	100%
Beijing N-S Information Technology Co., Ltd. ("N-S Information Technology")	July 23, 2010	the PRC	100%
Beijing Cyber Cloud Co., Ltd. ("Cyber Cloud")	January 19, 2011	the PRC	57.7%
Beijing Joysee Technology Co., Ltd. ("Joysee")	May 13, 2011	the PRC	76.9%
Xinsi Yijia	December 31, 2012	the PRC	57.7%
Beijing Shibo Movie Technology Co., Ltd. ("Shibo Movie")	February 15, 2012	the PRC	100%
Beijing Dagong Technology Co. Ltd. ("Dagong Technology")	December 24, 2015	the PRC	100%
Beijing Novel-Super Media Investment Co., Ltd. ("N-S Media Investment")	December 19, 2007	the PRC	100%
Hubei Shibo Screen Cross Technology Development Co., Ltd. (“Hubei Shibo”)	August 12, 2015	the PRC	65.0%

Variable interest entity

Dingyuan	August 21, 2013	the PRC	57.7%

China digital tv holding co., lTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(U.S. dollars in thousands, except share and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)	Basis of presentation

The consolidated financial statements of the Company have been prepared in accordance with the accounting principles generally accepted in the United States of America ("U.S. GAAP").

Certain accounts and balances in the 2014 and 2015 consolidated financial statements and the related notes have been retrospectively adjusted to reflect the effect of discontinued operations as described in Note 3.

(b)	Basis of consolidation

The consolidated financial statements of the Company include the financial statements of CDTV Holding, its subsidiaries, and consolidated VIEs. All inter-company transactions and balances have been eliminated upon consolidation.

(c)	Use of estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and revenues, costs and expenses in the consolidated financial statements and accompanying notes. Significant accounting estimates reflected in the Company's consolidated financial statements include the allowance for doubtful accounts, valuation of inventories, valuation allowance for deferred income tax assets, impairment of long-lived assets, and fair value valuations of share-based payments. The current economic environment has increased the degree of uncertainty inherent in these estimates and assumptions.

(d)	Cash and cash equivalents

Cash and cash equivalents consist of cash on hand and highly liquid investments which are unrestricted as to withdrawal or use, and which have maturities of three months or less when purchased.

China digital tv holding co., lTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

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

From time to time, certain accounts receivable balances are settled in the form of notes receivable. As of December 31, 2016, notes receivable represents bank acceptance drafts that are non-interest bearing and due within six months. Upon maturity of the bank acceptance drafts, the Group collects the face amount from the banks.

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

An impairment charge is recorded if the carrying amount of the investment exceeds its fair value and this condition is determined to be other-than-temporary. The Group did not incur any impairment loss on equity method investments for the years ended December 31, 2014, 2015 and 2016.

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

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(U.S. dollars in thousands, except share and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(g)	Financial instruments

Financial instruments of the Group primarily consist of cash and cash equivalents, restricted cash, term deposits, notes receivable, accounts receivable, and accounts payable. The carrying values of the Group's financial instruments approximate their fair values, principally because of the short-term maturity of these instruments or their terms.

(h)	Concentration of credit risk

Financial instruments that potentially expose the Group to concentrations of credit risk consist primarily of cash and cash equivalents, restricted cash, term deposits, notes receivable and accounts receivable. The Group places their cash and cash equivalents, restricted cash and term deposits in financial institutions with high-credit ratings and quality.

Approximately 94.5% of the Group's cash deposits were placed with two commercial banks in the PRC as of December 31, 2016. The Group takes into account a number of factors, including, among other things, the industry rankings, credit rating and reputation, in determining the creditworthiness and quality of the financial institutions in the PRC with which it has placed its cash and cash equivalents, restricted cash and term deposits (collectively “cash deposits”). The following table sets forth information relating to the three largest proportions of the Group's cash deposits held by banks as of December 31, 2015 and 2016, respectively.

Details of the banks accounting for 10% or more of total cash deposits are as follows:

	As of December 31,
Bank	2015	2016
	%	%

Bank A	82.7	83.7
Bank B	*	10.8
Bank C	16.2	*

*	The amount was less than 10%.

The Group conducts credit worthiness evaluations of customers and generally does not require collateral or other security from customers.

China digital tv holding co., lTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(U.S. dollars in thousands, except share and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(h)	Concentration of credit risk - continued

Customers accounting for 10% or more of total revenues from continuing operations are as below:

	For years ended December 31,
Customer	2014	2015	2016
	%	%	%

Customer A	-	54.8	40.5
Customer B	-	*	14.6
Customer C	25.5	-	-
Customer D	23.8	-	-

*	The amount was less than 10%.

(i)	Inventories

Inventories are stated at the lower of cost or market value. Cost is determined using the weighted average method. The components of inventory cost include raw materials, processing cost of finished goods and purchase cost of products. Inventories are written down for obsolescence based upon estimates of future demand, technology developments, and market conditions.

(j)	Property and equipment

Property and equipment are carried at cost less accumulated depreciation and any recorded impairment. Depreciation is calculated on a straight-line basis over the following estimated useful lives:

Computer and electronic equipment	3 years
Furniture and fixture	5 years
Leasehold improvement	Shorter of useful life of the asset or the lease term
Motor vehicles	5 years

Costs of repairs and maintenance are expensed as incurred and asset improvements are capitalized. The cost and related accumulated depreciation of assets disposed of or retired are removed from the accounts, and any resulting gain or loss is reflected in earnings.

China digital tv holding co., lTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(U.S. dollars in thousands, except share and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(k)	Intangible assets

Intangible assets, other than goodwill, acquired in connection with a business combination are estimated by management with the assistance of a third party valuer based on the fair value of the assets acquired.

Identifiable intangible assets are carried at cost less accumulated amortization. Amortization of intangible assets with finite useful lives is computed using the straight-line method over the following estimated average useful lives, which are as follows:

Core technology	3 years
Customer relationship	9.5 years

(l)	Impairment of long-lived assets other than goodwill

The Group evaluates the recoverability of long-lived assets, including property and equipment and intangible assets with finite useful lives, whenever events or changes in circumstances indicate that a long-lived asset's carrying amount may not be recoverable. The Group measures the carrying amount of long-lived asset (assets group) against the estimated undiscounted future cash flows associated with the asset (assets group). Impairment exists when the sum of the undiscounted cash flows expected to be generated by that asset is less than the carrying value of the asset (assets group) being evaluated. Impairment loss is calculated as the amount by which the carrying value of the asset (assets group) exceeds its fair value. Fair value is estimated based on various techniques, including the discounted value of estimated future cash flows. The evaluation of asset impairment requires the Group to make assumptions about future cash flows over the life of the asset being evaluated. These assumptions require significant judgment and actual results may differ from assumed and estimated amounts.

The Group did not incur any impairment loss on long-lived assets for the years ended December 31, 2014, 2015 or 2016.

China digital tv holding co., lTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

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

Application of the goodwill impairment test requires judgment, including the identification of reporting units, assignment of assets and liabilities to reporting units, assignment of goodwill to reporting units, and determination of the fair value of each reporting unit. Estimating fair value is performed by utilizing various valuation techniques, with a primary technique being a discounted cash flow which requires significant judgments, including estimation of future cash flows, which is dependent on internal forecasts, estimation of the long term rate of growth for the Company's business, estimation of the useful life over which cash flows will be generated, and determination of the Company's weighted average cost of capital.

In the evaluation of the goodwill for impairment, the Group may first assess qualitative factors to determine whether it is "more likely than not" that the fair value of a reporting unit is less than its carrying amount as a basis for determining whether it is necessary to perform the two-step goodwill impairment test. If it is more likely than not that the fair value of a reporting unit is less than its carrying amount, goodwill is then tested following a two-step process. The first step compares the fair value of each reporting unit to its carrying amount, including goodwill. If the fair value of the reporting unit exceeds its carrying amount, goodwill is not considered to be impaired and the second step will not be required. If the carrying amount of a reporting unit exceeds its fair value, the second step compares the implied fair value of goodwill to the carrying value of a reporting unit's goodwill. The implied fair value of goodwill is determined in a manner similar to accounting for a business combination with the allocation of the assessed fair value determined in the first step to the assets and liabilities of the reporting unit. The excess of the fair value of the reporting unit over the amounts assigned to the assets and liabilities is the implied fair value of goodwill. An impairment loss is recognized for any excess in the carrying value of goodwill over the implied fair value of goodwill. The Group has determined to perform the annual impairment test on December 31 of each year. The Group did not incur any impairment loss on goodwill for the years ended December 31, 2014, 2015 or 2016.

China digital tv holding co., lTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(U.S. dollars in thousands, except share and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(n)	Revenue recognition

The Group’s revenues are principally derived from sales of products and services, and are recorded net of value added tax (“VAT”). Revenue is recognized when all of the following conditions are met: persuasive evidence of an arrangement exists, delivery of the products has occurred or services have been rendered, the price is fixed or determinable and collectability is reasonably assured. These criteria are related to each of the following major revenue generating activities described below.

Specifically, sales of products include:

(1)	Sales of smart cards; and
(2)	Sales of other products.

Sales of services include the following arrangements:

(1)	Cloud-based application platform (“cloud platform”) operating services;
(2)	Head-end software, hardware and related system integration service ("SI service");
(3)	Head-end system development service ("SD service");
(4)	Licensing income; and
(5)	Royalty income.

All the revenues from sales of smart cards, licensing and royalty fees and substantially all of SI service and SD service were derived from the operation of Super TV. Since Super TV was disposed by the Company in December 2016, the related revenues are included in income from operations of discontinued operations for all the periods presented (see Note 3).

Sales of smart cards

Smart cards are manufactured by third-party manufacturers based on the Group’s blueprints. When the Group receives these products from the manufacturers, the Group programs each one with a unique security code so that it can communicate with the Group’s CA Systems.

For sales to customers in the PRC, revenue is recognized when acceptance of delivery is signed by customers. Whereas sales to customers outside the PRC, revenue is recognized when delivery occurs according to the term in agreements with customers.

China digital tv holding co., lTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(U.S. dollars in thousands, except share and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(n)	Revenue recognition - continued

Sales of smart cards - continued

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

Sales of others products

The Group also derives revenues from the sales other products.

For sales to customers in the PRC, revenue is recognized when acceptance of delivery is signed by customers. Whereas sales to customers outside the PRC, revenue is recognized when delivery occurs according to the term in agreements with customers.

The Group guarantees the quality of a part of the products for a period after sale, and if any products are found defective during the warranty period, the Group is obligated to replace them at the Group’s cost. Historically, the defect rate has been low and the Group accrues warranty liabilities based on historical information.

Cloud platform operating services

The Group enters into agreements with cable TV network operators and publishes games developed by third party game developers onto the cloud platforms. The end users are able to access the cloud platforms on cable TV. The cloud platforms enable the end users to purchase in-game virtual items by converting virtual currencies, which is purchased in the uniform platform virtual currency system. The cable TV network operators receive the service fees paid by end users and they will pay the Group a pre-agreed portion of the cash received.

The Group views cable TV network operators as the Group’s customers. In the arrangements with cable TV network operators, cable TV network operators enter into agreements with end users and are in the role of operating the cable TV network system. The Group’s cloud platform service is one of the value added services embedded in the cable TV network system.

China digital tv holding co., lTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(U.S. dollars in thousands, except share and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(n)	Revenue recognition - continued

Cloud platform operating services - continued

The Group is not able to estimate amount of revenue before billing statements are mutually agreed with cable TV network operators. Amount of revenue earned is only determinable, when the Group receives billing statements from cable TV network operators.

The Group considers itself as the primary obligor, as it operates the cloud platforms, including initiating promotion activities, providing bug fixing and upgrades services of the platforms, maintaining virtual currency system, managing interfaces of the platform, and maintaining the servers, as needed. In addition, the Group has the discretion in supplier selection and the latitude in establishing price. As such, the Group recognizes such revenue on a gross basis.

Once the end users convert the platform virtual currency to in-game virtual items, the in-game virtual items are normally used by the end users in a very short period of time. In addition, substantially most of the in-game virtual items can be used only once and provide one-time advantages to the end users upon usage in the game without further substantial benefits.

At each period end, the Group summarizes consumed virtual currencies and the balance of unconsumed virtual currencies. The Group recognizes revenue for consumed virtual currencies based on the billing statements mutually agreed with cable TV network operators and defers revenue for unconsumed balance as of each period end.

SI service

For cloud platform and CA System, the Group signs contracts with cable network operators to install and integrate the Group’s software with the hardware and software purchased from third-party suppliers.

Deliverables of SI service include: software, hardware, integration, installation, and post-contract customer support ("PCS").

China digital tv holding co., lTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(U.S. dollars in thousands, except share and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(n)	Revenue recognition - continued

SI service - continued

For multi-element arrangements of SI service, which include delivery, integration, and installation of hardware products containing software essential to the hardware product’s functionality, and provision of PCS. The Group allocates revenue to deliverables based on their relative selling prices. In such circumstances, the Group uses a hierarchy to determine the selling price to be used for allocating revenue to deliverables: (i) vendor-specific objective evidence of fair value (“VSOE”), (ii) third-party evidence of selling price (“TPE”) and (iii) best estimate of selling price (“ESP”). VSOE generally exists only when the Group sells the deliverable separately and is the price actually charged by the Group for that deliverable. ESPs reflect the Group’s best estimates of what the selling prices of elements would be if they were sold regularly on a stand-alone basis.

When the Group delivers the hardware and software, installs and integrates them together to customers, customers sign the preliminary acceptance. Final acceptance is typically signed six months to one year after the issuance of the preliminary acceptance if no major technical problems are discovered. Hardware, software, integration, and installation are considered delivered to customers when preliminary acceptance is signed because only at that time customers are able to use the integrated system. Therefore, revenue for the SI service, except PCS, is recognized when the installation and integration of software is completed, which is indicated by obtaining the preliminary acceptance from customers. The Group defers the revenue for PCS and recognizes it over the period of PCS.

SD service

The Group develops head-end system applications relating to cloud platform and digital TV technology for its customers.

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

Because a system development arrangement requires significant production, modification, or customization of software, the Group refers to Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 605-35, "Construction-Type and Production-Type Contracts" for revenue recognition. As the system development service is generally completed within several weeks or months, the completed-contract method is used. Revenue for system development is recognized when the system development is finished and accepted by the customer.

China digital tv holding co., lTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

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

Licensing income is recognized when all revenue recognition criteria have been met, which is indicated by the Group receiving acceptance note of license issued by the set-top box manufacturers.

Royalty income

The Group receives royalties on sales of CA Systems terminal-end technology from set-top box manufacturers. Royalty revenue is recognized when both of the following criteria are met: (1) sales reports are received from set-top box manufacturers; and (2) payments are received.

China digital tv holding co., lTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(U.S. dollars in thousands, except share and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(o)	VAT and VAT refund

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

(p)	Taxes and surcharges

The Company’s PRC subsidiaries and consolidated VIEs are subject to taxes and surcharges which are calculated based on the net amounts of VAT payable to tax authority.

(q)	Government subsidies

Government subsidies mainly represent amounts granted by local government authorities as an incentive for companies to promote economic development of the local technology industry. When the Group receives the subsidies related to government sponsored projects, the subsidies are recorded as a liability and are recognized as subsidy income when there is no further performance obligation. Government subsidies that compensate the acquisition cost of an asset are recognized in profit or loss over the useful life of the asset as other income. Subsidy income of $1, $197 and $460 from continuing operations were recognized in other income and $2,111, $1,250 and $863 from discontinued operations were recognized in income from operations of discontinued operations, for the years ended December 31, 2014, 2015 and 2016, respectively.

China digital tv holding co., lTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

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

When the Company deconsolidates any of its subsidiaries which functional currencies are not US Dollar, the amount of accumulated other comprehensive income related to foreign currency translation adjustment of the deconsolidated subsidiaries will be reclassified to profit or loss and included in the calculation of gain or loss from deconsolidation.

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

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

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

Income taxes are provided for in accordance with the laws and regulations applicable to the Group as enacted by the relevant tax authorities. The impact of an uncertain income tax position on the income tax return is recognized at the largest amount that is more-likely-than not to be sustained upon audit of the related tax authority. An uncertain income tax position will not be recognized if it has less than a 50% likelihood of being sustained. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs. The Group records interest and penalties related to unrecognized tax benefits (if any) in interest expenses and general and administrative expenses, respectively.

(u)	Earnings/(loss) per share

Basic earnings/(loss) per ordinary share is computed by dividing net income/(loss) attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the period.

Diluted earnings/(loss) per ordinary share reflect the potential dilution that could occur if dilutive potential common shares were exercised or converted into ordinary shares. The Group has stock options which could potentially dilute basic earnings/(loss) per share. The dilutive effect of stock options is computed using the treasury stock method. Potential dilutive securities are not included in the calculation of diluted earnings/(loss) per share if the impact is anti-dilutive.

China digital tv holding co., lTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

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

Share-based payment transactions with employees and directors are measured based on the grant date fair value of the equity instrument issued. Share-based compensation expenses, net of an estimated forfeiture rate, are recognized over the requisite service period based on the graded vesting attribution method, with a corresponding impact reflected in additional paid-in capital.

The Group recognizes the estimated compensation expenses of performance-based stock options based on the grant date fair value. The awards are earned upon attainment of identified performance goals. The estimate of forfeitures will be adjusted over the requisite service period to the extent that actual forfeitures differ, or are expected to differ, from such estimates. Changes in estimated forfeitures will be recognized through a cumulative catch-up adjustment in the period of change and will also impact the amount of stock compensation expense to be recognized in future periods.

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

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

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

The carrying amounts of cash and cash equivalents, restricted cash, term deposits, notes receivable, accounts receivable, and accounts payable, as of December 31, 2015 and 2016, approximate fair value because of the short maturity of these instruments.

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(U.S. dollars in thousands, except share and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(y)	Business combinations

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

(z)	Transactions between entities under common control

When accounting for a transfer of assets or exchange of shares between entities under common control of the Company, the carrying amounts of the assets and liabilities transferred shall remain unchanged subsequent to the transaction, and no gain or loss shall be recorded in the Company's consolidated statements of comprehensive income (loss).

(aa)	Commitments and contingencies

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(U.S. dollars in thousands, except share and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(bb)	Discontinued operations

The Company reports disposal of subsidiaries in discontinued operations if the disposal represents a strategic shift that has (or will have) a major effect on the Company’s operations and financial results, when either the subsidiaries are classified as held for sale or are disposed by sale.

When a discontinued operation is disposed of before being classified as held for sale, the Company presents the assets and liabilities of the discontinued operation separately from other assets and liabilities on the consolidated balance sheet before the period that includes the disposal.

(cc)	Segment reporting

The Company considers the internal reporting used by the Company’s chief operating decision maker for making operating decisions about the allocation of resources of the segment and the assessment of its performance in determining the Company’s reportable operating segments. Management has determined that the Company has one operating segment, which is digital television related products and services.

(dd)	Recently adopted accounting standards

In November 2015, the FASB issued Accounting Standard Update (“ASU”) No. 2015-17, Balance Sheet Classification of Deferred Taxes, which requires all deferred tax assets and liabilities, and related valuation allowances, to be classified as noncurrent on the Company’s consolidated balance sheets. ASU No. 2015-17 is effective for the Company for annual periods in fiscal years beginning after December 15, 2017, and requires either prospective or retrospective adoption. The Company elected to early adopt the new standard retrospectively in 2016, which resulted in the reclassifications of $69 from current to noncurrent deferred income tax assets, and $2,946 and $5,334 from current to noncurrent assets and liabilities of Super TV, respectively, within the consolidated balance sheet as of December 31, 2015.

China digital tv holding co., lTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(U.S. dollars in thousands, except share and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(ee)	Recently issued accounting pronouncements not yet adopted

In May 2014, the FASB issued ASU No. 2014-09, Revenue from Contracts with Customers. This ASU requires an entity to recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. An entity should also disclose sufficient quantitative and qualitative information to enable users of financial statements to understand the nature, amount, timing, and uncertainty of revenue and cash flows arising from contracts with customers. In December 2015, the FASB issued ASU No. 2015-14, Revenue from Contracts with Customers, which deferred the effective date of ASU No. 2014-09. In March 2016, the FASB issued ASU No. 2016-08, Revenue from Contracts with Customers (Topic 606): Principal versus Agent Considerations (Reporting Revenue Gross versus Net) which clarifies the implementation guidance on principal versus agent considerations. The guidance includes indicators to assist an entity in determining whether it controls a specified good or service before it is transferred to the customers. The new standard is effective for annual reporting periods beginning after December 15, 2017, with early adoption permitted for annual reporting periods beginning after December 15, 2016. The new standard may be applied retrospectively to each prior period presented or retrospectively with the cumulative effect recognized as of the date of adoption. The Group plans to complete its evaluation by the third quarter of 2017, including an assessment of the new expanded disclosure requirements and a final determination of the transition method the Group will use to adopt the new standard.

In February 2016, the FASB issued ASC Topic 842, Leases through ASU No. 2016-02. ASC Topic 842 requires a lessee to recognize all leases, including operating leases, on balance sheet via a right-of-use asset and lease liability, unless the lease is a short-term lease. All (or a portion of) fixed payments by the lessee to cover lessor costs related to ownership of the underlying assets, or executory costs, that do not represent payments for a good or service will be considered lease payments and reflected in the measurement of lease assets and lease liabilities by lessees. The new standard does not substantially change lessor accounting from current U.S. GAAP. The new standard also requires lessees and lessors to disclose more qualitative and quantitative information about their leases than current U.S. GAAP does. The standard is applied retrospectively, with elective reliefs. The new standard is effective for annual and interim reporting periods beginning after December 15, 2018 for a public business entity. Early adoption is permitted. The Group is currently evaluating the impact ASU No. 2016-02 will have on its consolidated financial statements.

China digital tv holding co., lTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(U.S. dollars in thousands, except share and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(ee)	Recently issued accounting pronouncements not yet adopted - continued

In March 2016, the FASB issued ASU No. 2016-09, Compensation-Stock Compensation (Topic 718): Improvements to Employee Share-Based Payment Accounting. ASU No. 2016-09 was issued as part of the FASB’s simplification initiative aimed at reducing costs and complexity while maintaining or improving the usefulness of financial information. This update involves several aspects of the accounting for share-based payment transactions, including the income tax consequences, forfeitures, statutory tax withholding requirements, and classification in the statement of cash flows. This ASU is effective for annual periods beginning after December 15, 2016, and interim periods within those annual periods. Early adoption is permitted for any interim or annual period. If an entity early adopts the amendments in an interim period, any adjustments should be reflected as of the beginning of the fiscal year that includes that interim period, and the entity must adopt all of the amendments in the same period. The Group does not expect the adoption of ASU No. 2016-09 will have a material impact on its consolidated financial statements.

In August 2016, the FASB issued ASU No. 2016-15, Statement of Cash Flows – Classification of Certain Cash Receipts and Cash Payments, which clarifies the presentation and classification of certain cash receipts and cash payments in the statement of cash flows. This guidance is effective for financial statements issued for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years. Early adoption is permitted. The Group is currently evaluating the impact ASU No. 2016-15 will have on its consolidated financial statements.

In November 2016, the FASB issued ASU No. 2016-18, Statement of Cash Flows - Restricted cash. This ASU requires companies to include cash and cash equivalents that have restrictions on withdrawal or use in total cash and cash equivalents on the statement of cash flows. This ASU is effective for public business entities for annual and interim periods in fiscal years beginning after December 15, 2017. Early adoption is permitted, including adoption in an interim period. If an entity early adopts the amendments in an interim period, adjustments should be reflected at the beginning of the fiscal year that includes that interim period. The amendments in this Update should be applied using a retrospective transition method to each period presented. The Group is currently evaluating the impact ASU No. 2016-15 will have on its consolidated financial statements.

China digital tv holding co., lTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(U.S. dollars in thousands, except share and per share data)

3.	DISCONTINUED OPERATIONS

On November 7, 2016 and December 26, 2016, the Company’s subsidiary Golden Benefit entered into an equity transfer agreement and a supplemental agreement to equity transfer agreement (collectively the “Equity Transfer Agreements”) with Beijing Super TV and Changxing Bao Li Rui Xin Technology Co., Ltd. (“Bao Li”), a newly-formed limited liability company.

Mr. Zhu Jianhua, Chief Executive Officer and Director of the Company, owns interests in and have significant influence on Bao Li.

According to the Equity Transfer Agreements, Bao Li agreed to pay cash consideration of RMB610 million to acquire all of the equity interest in Beijing Super TV owned by Golden Benefit, which represents 90.09% of outstanding equity interests of Beijing Super TV (the “Transaction”).

A PRC subsidiary of the Company received total purchase consideration of RMB552 million, net of withholding income tax and stamp duties of RMB58 million from Bao Li in Renminbi, on December 27, 2016. Beijing Super TV completed the legal registration update of its shareholder information with the relevant PRC governmental authorities on December 29, 2016.

As a result, the Company no longer retained power of control over Beijing Super TV and deconsolidated Beijing Super TV and its wholly owned subsidiary, N-S Digital TV from the Company’s consolidated financial statements on December 29, 2016. $43,190 was recognized as gain from disposal of discontinued operations in the consolidated statements of comprehensive income (loss).

China digital tv holding co., lTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(U.S. dollars in thousands, except share and per share data)

3.	DISCONTINUED OPERATIONS - continued

The operating results from discontinued operations included in the Company’s consolidated statements of comprehensive income (loss) were as follows for the years ended December 31, 2014, 2015 and 2016.

	For years ended December 31,
	2014	2015	2016
Major classes of line items constituting pretax profit of discontinued operations
Net revenues	$79,618	$50,944	$47,328
Cost of revenues (including share-based compensation of nil, nil and $181 for 2014, 2015 and 2016, respectively)	(15,885)	(13,767)	(12,719)
Selling, research and development, and general and administrative expenses (including share-based compensation of nil, nil and $3,793 for 2014, 2015 and 2016, respectively)	(24,891)	(19,452)	(23,823)
Other income and expenses that are not major	4,226	2,662	1,956
Income from the operations of the discontinued operations, before income taxes (Note a)	43,068	20,387	12,742
Income tax expenses (Note b)	(6,292)	(4,286)	(2,492)
Net income from the operations of discontinued operations, before share of (loss)/income on equity method investments	36,776	16,101	10,250
Share of (loss)/income on equity method investments	(59)	54	195
Income from the operations of the discontinued operations, net of income taxes	36,717	16,155	10,445
Gain from disposal of discontinued operations, net of income taxes	-	-	43,190

Income from discontinued operations, net of income taxes	$36,717	$16,155	$53,635

Net income from discontinued operations attributable to China Digital TV Holding Co., Ltd.	$36,717	$16,155	$52,644

a.	Income from the operations of discontinued operations, before income taxes, attributable to China Digital TV Holding Co., Ltd. was $43,068, $20,387 and $11,750 for the years ended December 31, 2014, 2015 and 2016, respectively.

b.	Golden Benefit incurred withholding income tax expense relating to retained earnings of Beijing Super TV at a 10% income tax rate. This withholding tax expense is included as income tax expenses for the discontinued operations at the amount of $3,362, $1,608, and $2,045 for the years ended December 31, 2014, 2015 and 2016, respectively.

China digital tv holding co., lTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(U.S. dollars in thousands, except share and per share data)

3.	DISCONTINUED OPERATIONS - continued

The assets and liabilities of Super TV as of December 31, 2015 were as follows:

ASSETS
Cash and cash equivalents	$51,425
Restricted cash	11
Notes receivable	4,851
Accounts receivable	38,029
Inventories	4,381
Prepaid expenses and other current assets	2,773

Total current assets	101,470

Property and equipment, net	381
Goodwill	641
Equity method investments	2,627
Deferred income tax assets	3,330

Total non-current assets	6,979

Total assets	$108,449

LIABILITIES
Accounts payable	1,110
Accrued expenses and other current liabilities	8,935
Deferred revenue-current	2,699
Income tax payable	2,401
Government subsidies-current	800

Total current liabilities	15,945

Government subsidies -non-current	2,207
Deferred income tax liabilities	5,334

Total non-current liabilities	7,541

Total liabilities	$23,486

The condensed cash flows of Super TV were as follows for the years ended December 31, 2014, 2015 and 2016:

	For years ended December 31,
	2014	2015	2016
Net cash provided by operating activities	$17,601	$22,847	$18,278
Net cash (used in)/provided by investing activities	(2,668)	2,507	(206)
Net cash provided by financing activities	-	-	5,015
Effect of exchange rate changes on cash and cash equivalents	(1,565)	(1,752)	(2,041)

China digital tv holding co., lTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(U.S. dollars in thousands, except share and per share data)

4.	SEGMENT INFORMATION AND REVENUE ANALYSIS

The Group's chief operating decision maker is the Chief Executive Officer, who reviews consolidated results of operations when making decisions about allocating resources and assessing performance of the Group.

The Group primarily operates in the PRC, all of the Group's long-lived assets are located in the PRC and majority of the Company’s revenues for the years ended December 31, 2014, 2015 and 2016 were generated from the PRC.

After the disposal as described in Note 3, the Company still has one operating segment, which is digital television related products and services. The gross revenues consist of the following:

	For the years ended December 31,
	2014	2015	2016

Revenues from continuing operations
Products	$1,571	$248	$618
Services
Cloud platform operations	12	412	2,019
Head-end system integration	178	527	708
Head-end system development	154	735	895

Subtotal	344	1,674	3,622

Total revenues	$1,915	$1,922	$4,240

Revenues generated by the discontinued operations, which were included in income from operations of discontinued operations, consisted of revenues from products of $71,949, $46,150 and $43,504, and revenues from services of $9,079, $5,630 and $4,541 for the years ended December 31, 2014, 2015, and 2016, respectively.

VAT refunds of nil, $9 and $57 from continuing operations were included in revenues and $5,433, $4,120 and $3,062 from discontinued operations were included in income from operations of discontinued operations for the years ended December 31, 2014, 2015 and 2016, respectively.

China digital tv holding co., lTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

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

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

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

On September 30, 2013, the Group signed an agreement with AirMedia for the exchange of 50% equity interests in Shibo Movie held by AirMedia with its 50% equity interests in Xinghe Union. In February 2014, the exchange was completed and Shibo Movie became a wholly-owned subsidiary of the Group. The carrying values of the Group’s equity investments in Shibo Movie and Xinghe Union were $456 and $291, respective prior to the exchange. The Group accounted for the exchange as a disposal of its equity investment in Xinghe Union and a step acquisition of Shibo Movie. The fair value of Shibo Movie asset acquired and liabilities assumed was $912. The Group recorded a gain of $165 on the disposal of Xinghe Union, which was included in income from operations of discontinued operations in 2014.

6.	RESTRICTED CASH

Restricted cash consists of the following:

	As of December 31,
	2015	2016

Bank deposits pledged as security for issuing letters of credit and bank bills	$23	$-
Bank deposits in an escrow account (Note 18(e))	-	4,753

Restricted cash	$23	$4,753

China digital tv holding co., lTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(U.S. dollars in thousands, except share and per share data)

7.	PROPERTY AND EQUIPMENT, NET

Property and equipment, net, consist of the following:

	As of December 31,
	2015	2016

Computers and other electronic equipment	$784	$989
Furniture and fixtures	15	6
Leasehold improvements	34	35
Motor vehicles	14	13

	847	1,043

Less: accumulated depreciation	(548)	(622)

	$299	$421

For the years ended December 31, 2014, 2015 and 2016, depreciation expense was $190, $273 and $368 for continuing operations, respectively, and $710, $259 and $231 for discontinued operations which was included in income from operations of discontinued operations, respectively.

China digital tv holding co., lTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(U.S. dollars in thousands, except share and per share data)

8.	INTANGIBLE ASSETS, NET

Intangible assets, net, consist of the following:

	As of December 31,
	2015	2016

Core technology	$108	$101
Customer relationship	350	327

	458	428
Less: accumulated amortization
Core technology	(54)	(84)
Customer relationship	(56)	(86)

	(110)	(170)

	$348	$258

For the years ended December 31, 2014, 2015 and 2016, the Group recorded amortization expense of $44, $75 and $71 for continuing operations, respectively, and nil amortization expense for discontinued operations for each of the periods presented. Estimated amortization expenses of intangible assets for the years ending December 31, 2017, 2018, 2019, 2020, 2021 and 2022 and thereafter are $51, $34, $34, $34, $34 and $71, respectively.

China digital tv holding co., lTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(U.S. dollars in thousands, except share and per share data)

9.	EQUITY METHOD INVESTMENT

In August 2015, the Group, Guoshi Communication (Beijing) Co., Ltd. (“Guoshi”) and certain third party individuals set up Sinoscreens Media (Beijing) Co., Ltd. ("Sinoscreens"), in which the Group held 34% of the equity interest. The Group injected cash of RMB3.4 million (equivalent to $541) to Sinoscreens in 2015. The Group has accounted for this long-term investment using equity method accounting because the Group does not control the investee but has the ability to exercise significant influence over the operating and financial policies of the investee.

In June 2016, the Group sold its equity interest in Sinoscreens to a third party for a cash consideration of $512.

China digital tv holding co., lTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(U.S. dollars in thousands, except share and per share data)

10.	ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities consist of the following:

	As of December 31,
	2015	2016

Accrued payroll and bonus	$1,286	$752
Other taxes payable	98	135
Accrued professional fees	953	1,088
Social insurance withholding	284	149
Payable for acquisition of noncontrolling interest*	-	338
Others	250	95

	$2,871	$2,557

*	In December 2016, N-S Information Technology purchased the remaining 20% of the equity interest in Dagong Technology held by Beijing Quanda Technology Center (“Quanda”) for a cash consideration of $626, among which $338 remained payable as of December 31, 2016 (see Note 18(f)). The balance was subsequently paid in February 2017.

China digital tv holding co., lTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(U.S. dollars in thousands, except share and per share data)

11.	DEFERRED REVENUE

Deferred revenue consists of the following:

	As of December 31,
	2015	2016

Current:
Advance from customers	$936	$1,030
Deferred revenue for SI service contracts with remaining PCS period within one year	-	16
Unconsumed virtual currency balance estimated to be consumed within one year	-	336

	936	1,382
Non-current:
Advance from customers	173	-
Deferred revenue for SI service contracts with remaining PCS period longer than one year	-	6
Unconsumed virtual currency balance estimated to be consumed longer than one year	-	119

	173	125

Total	$1,109	$1,507

12.	INCOME TAXES

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

China digital tv holding co., lTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(U.S. dollars in thousands, except share and per share data)

12.	INCOME TAXES - continued

The Company’s PRC subsidiaries and consolidated VIEs file separate tax returns in the PRC. Effective from January 1, 2008, the PRC statutory income tax rate is 25% according to the Corporate Income Tax Law which was passed by the National People’s Congress on March 16, 2007.

N-S Digital TV qualified as "High-and-New Technology Enterprise" ("HNTE") under the Enterprise Income Tax Law effective from January 1, 2008 (the "2008 EIT law") and therefore qualified for a preferential tax rate of 15% for a three year period. In October 2011 and again in October 2014, N-S Digital TV successfully renewed its HNTE qualification and qualified for a preferential tax rate of 15% from 2011 to 2016.

In October 2014, Cyber Cloud obtained the HNTE certificate for the tax years from 2014 to 2016, and Cyber Cloud is entitled to a preferential income tax rate of 15% in each of those years.

Beijing Super TV has been qualified as “Key Software Enterprise” and entitled for a preferential tax rate of 10% since 2010. In December 2013, Beijing Super TV obtained such certificate for the tax years from 2013 to 2014. As a result, Beijing Super TV was entitled to a preferential income tax rate of 10% in each of those years. Beginning from 2015, the administrative examination and approval for certification of “Key Software Enterprise” have been cancelled and was changed to self-assessment. In 2015 and 2016, Beijing Super TV assessed that it was qualified as “Key Software Enterprise”.

Deferred income taxes result principally from differences in the recognition of certain assets and liabilities for tax and financial reporting purposes and the tax effect of tax loss carry forwards.

The components of loss before income taxes from continuing operations are as follows:

	For the years ended December 31,
	2014	2015	2016

PRC, excluding Hong Kong	$(14,706)	$(14,101)	$(6,805)
Cayman Islands	(2,550)	(702)	(1,241)
BVI	(4)	(2)	(6)
Hong Kong	(211)	(329)	(90)

Total loss before income taxes	$(17,471)	$(15,134)	$(8,142)

China digital tv holding co., lTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(U.S. dollars in thousands, except share and per share data)

12.	INCOME TAXES - continued

The principal components of the deferred income tax assets (liabilities) are as follows:

	As of December 31,
	2015	2016

Deferred income tax assets
Write-down of inventory value	$60	$72
Allowance for doubtful accounts	5	22
Accrued expenses	228	150
Accrued bonus	166	90
Deferred revenue	121	124
Government subsidies	133	66
Depreciation and amortization	(76)	-
Tax loss carry-forward deferred tax assets	8,860	8,716
Valuation allowance	(9,376)	(9,124)

Total deferred income tax assets, net	121	116

Deferred income tax liabilities
Acquired intangible assets	(87)	(64)

Total deferred income tax liabilities	(87)	(64)

Net deferred income tax assets	121	52

Net deferred income tax liabilities	$(87)	$-

The Company's subsidiaries registered in the PRC have total net operating loss carry forwards of $40,220 as of December 31, 2016 which will expire on various dates between December 31, 2017 and December 31, 2021. Valuation allowances have been established because the Group believes that it is more likely than not that its deferred income tax assets will not be realized as it does not expect to generate sufficient taxable income before those temporary differences expire.

China digital tv holding co., lTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(U.S. dollars in thousands, except share and per share data)

12.	INCOME TAXES - continued

Movement of valuation allowance is as follows:

	For the years ended December 31,
	2014	2015	2016

Balance at beginning of the year	$5,454	$6,719	$9,376
Additions	2,655	3,173	939
Acquisition of subsidiaries	614	-	-
Expired tax losses	(1,057)	(141)	(547)
Change of income tax rate	(805)	-	-
Exchange rate difference	(142)	(375)	(644)

Balance at end of the year	$6,719	$9,376	$9,124

The Group is currently not the subject of any income tax examinations. According to the PRC Tax Administration and Collection Law, the statute of limitation is three years if the underpayment of taxes is due to computational errors made by the taxpayer or the withholding agent. The statute of limitation is extended to five years under special circumstances where the underpayment of taxes is more than RMB100,000. In the case of transfer pricing issues, the statute of limitation is 10 years. There is no statute of limitation in the case of tax evasion. The income tax returns of the Group’s consolidated PRC subsidiaries and VIEs for the years from 2014 are open to examination by the PRC tax authorities.

Reconciliation between the provision for income taxes of continuing operations computed by applying the PRC statutory income tax rates of 25% to loss before income taxes and the actual provision of income taxes is as follows:

	For the years ended December 31,
	2014	2015	2016

Loss before provision for income taxes	$(17,471)	$(15,134)	$(8,142)
PRC statutory tax rate	25%	25%	25%

Income tax at statutory tax rate	(4,368)	(3,784)	(2,036)
Expenses not deductible for tax purposes	848	60	317
Research and development expenses bonus deduction	-	(165)	(726)
Other permanent differences	122	119	365
Effect of preferential income tax rate	1,034	346	450
Effect of income tax rate difference in other jurisdictions	595	543	805
Change in valuation allowance	1,850	3,173	939

Income tax expenses	$81	$292	$114

China digital tv holding co., lTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(U.S. dollars in thousands, except share and per share data)

12.	INCOME TAXES - continued

The EIT Law and its implementation rules impose a withholding income tax at 10%, unless reduced by a tax treaty or arrangement, on the amount of dividends distributed by a PRC-resident enterprise to its immediate holding company outside the PRC that are related to earnings accumulated beginning on January 1, 2008. As a result, withholding tax of $3,362, $1,608 and $2,045 was recorded to income tax expenses for discontinued operations in 2014, 2015 and 2016, respectively. Upon the disposal of Super TV, the balance of deferred income tax liabilities related to withholding income tax on the undistributed earnings generated by Beijing Super TV was derecognized.

China digital tv holding co., lTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(U.S. dollars in thousands, except share and per share data)

13.	EARNINGS/(LOSS) PER SHARE

	For the years ended December 31,
	2014	2015	2016

Numerator:
Net loss from continuing operations attributable to China Digital TV Holding Co., Ltd.	$(15,827)	$(14,627)	$(7,226)
Net income from discontinued operations attributable to China Digital TV Holding Co., Ltd.	36,717	16,155	52,644

Net income attributable to China Digital TV Holding Co., Ltd., basic and diluted	$20,890	$1,528	$45,418

Denominator:
Weighted average shares outstanding, basic and diluted	59,369,708	59,968,346	60,199,096

Earnings/(loss) per share – basic and diluted:
Net loss from continuing operations attributable to ordinary shareholders of China Digital TV Holding Co., Ltd.	$(0.27)	$(0.24)	$(0.12)
Net income from discontinued operations attributable to ordinary shareholders of China Digital TV Holding Co., Ltd.	0.62	0.27	0.87

Net income attributable to ordinary shareholders of China Digital TV Holding Co., Ltd.	$0.35	$0.03	$0.75

Outstanding stock options were excluded in the computation of diluted earnings/(loss) per share as they are anti-dilutive in all the periods presented.

14.	SPECIAL CASH DIVIDEND TO SHAREHOLDERS

In April 2014, the Group declared a special cash dividend of $0.5 per share on the Company's ordinary shares with the total amount of $29,635 paid in 2014.

In April 2016, the Group declared a special cash dividend of $0.2 per share on the Company's ordinary shares. $12,034 was paid in 2016 and $4 remained payable as of December 31, 2016.

China digital tv holding co., lTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(U.S. dollars in thousands, except share and per share data)

15.	SHARE-BASED COMPENSATION

(a)	Option granted by the Company

Option granted to employees

Pursuant to the directors' resolution, the Company adopted Share Incentive Plans in 2005, under which the Company may grant options to purchase up to 4,444,440 ordinary shares of the Company, to its employees, directors, and consultants, subject to vesting requirements. Under the 2005 Share Incentive Plans, there are four schemes of the options granted: Scheme I, Scheme II, Scheme III and Scheme IV, which were granted on February 3, 2005, September 22, 2006, December 5, 2006 and October 5, 2008, respectively. There were no share options granted under Scheme I, Scheme II, Scheme III and Scheme IV outstanding as of December 31, 2016.

On September 13, 2007, the board of directors of CDTV Holding approved the 2008 Stock Incentive Plan, pursuant to which the Company may grant options to purchase up to 1,200,000 ordinary shares to its employees and other eligible people. Under the 2008 Share Incentive Plans, there are four schemes of the options granted: Scheme V, Scheme VI, Scheme VII and Scheme VIII, which were granted on October 5, 2008, June 2, 2009, February 10, 2010 and November 15, 2010, respectively. There were no share options granted under Scheme VII and Scheme VIII outstanding as of December 31, 2016.

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

China digital tv holding co., lTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(U.S. dollars in thousands, except share and per share data)

15.	SHARE-BASED COMPENSATION - continued

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

As the Company declared special cash dividends of $0.56, $2.3, $0.5 and $0.2 per share, on May 20, 2011, November 12, 2012, April 2, 2014 and April 15, 2016, respectively, on the Company's ordinary shares, the per share exercise price of all options granted prior to and remaining outstanding as of the respective record dates, which were June 20, 2011, November 26, 2012, April 14, 2014 and April 29, 2016, was reduced by $0.56, $2.3, $0.5 and $0.2, respectively, provided that the per share exercise price after adjustment shall not be less than $0.01.

China digital tv holding co., lTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(U.S. dollars in thousands, except share and per share data)

15.	SHARE-BASED COMPENSATION - continued

(a)	Option granted by the Company - continued

Details of the Share Incentive Plans:

Scheme V

Grant date: October 5, 2008

Exercise price per share- original: $7.89

Exercise price per share after modification: $2.33

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

Exercise price per share after modification: $3.53

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

China digital tv holding co., lTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(U.S. dollars in thousands, except share and per share data)

15.	SHARE-BASED COMPENSATION - continued

(a)	Option granted by the Company - continued

Details of the Share Incentive Plans: - continued

Scheme IX

Grant date: November 19, 2010

Exercise price per share- original: $6.90

Exercise price per share after modification: $1.34

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

Exercise price per share after modification: $1.34

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

China digital tv holding co., lTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(U.S. dollars in thousands, except share and per share data)

15.	SHARE-BASED COMPENSATION - continued

(a)	Option granted by the Company - continued

Details of the Share Incentive Plans: - continued

Scheme XI

Grant date: September 30, 2011

Exercise price per share-original: $4.34

Exercise price per share after modification: $1.34

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

Exercise price per share after modification: $1.34

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

Exercise price per share after modification: $0.48

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

China digital tv holding co., lTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(U.S. dollars in thousands, except share and per share data)

15.	SHARE-BASED COMPENSATION - continued

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

Option exercise

A summary of stock option activity is as follows:

		Weighted average
	Number of options	exercise price

Options outstanding as of January 1, 2016	4,048,973	1.58
Exercised	(111,090)	0.58
Forfeited	(6,909)	0.81

Options outstanding as of December 31, 2016	3,930,974	1.41

Options exercisable as of December 31, 2016	3,930,974	1.41

The following table summarizes information with respect to share options outstanding at December 31, 2016:

				Weighted-average
	Weighted-average	Number	Number	remaining
	exercise price	outstanding	exercisable	contractual life

Scheme V	2.33	229,468	229,468	1.76 years
Scheme VI	3.53	260,554	260,554	2.42 years
Scheme IX	1.34	1,000,000	1,000,000	3.89 years
Scheme X	1.34	1,410,748	1,410,748	4.38 years
Scheme XI	1.34	332,667	332,667	4.75 years
Scheme XII	1.34	69,875	69,875	4.89 years
Scheme XIII	0.48	627,662	627,662	6.02 years

		3,930,974	3,930,974

China digital tv holding co., lTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(U.S. dollars in thousands, except share and per share data)

15.	SHARE-BASED COMPENSATION - continued

(a)	Option granted by the Company - continued

Option exercise - continued

There were no options granted during 2014, 2015 and 2016.

The aggregate intrinsic value of options outstanding and exercisable as of December 31, 2016 was both $953. The total intrinsic value of options exercised during the years ended December 31, 2014, 2015 and 2016 was $1,027, $1,250 and $97, respectively.

A summary of unvested stock option activity as of December 31, 2016, and changes during the year ended December 31, 2016 are presented below:

		Weighted average
Unvested Stock Option	Number of Shares	Grant-date Fair Value

Unvested at January 1, 2016	21,052	$1.15
Vested	(21,052)	1.15

Unvested at December 31, 2016	-	-

The Company recorded the share-based compensation expense of $736, $80 and $3 for the years ended December 31, 2014, 2015 and 2016, respectively.

There were no share options unvested as of December 31, 2016. Total fair value of stock options vested during the years ended December 31, 2014, 2015 and 2016 was $2,452, $299 and $24, respectively.

China digital tv holding co., lTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(U.S. dollars in thousands, except share and per share data)

15.	SHARE-BASED COMPENSATION - continued

(b)	Options granted by Cyber Cloud

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

The following table summarizes the Cyber Cloud's share option activities with employees:

		Weighted average
	Number of options	exercise price

Options outstanding as of January 1, 2016	1,111,000	0.16
Forfeited	(119,000)	0.16

Options outstanding as of December 31, 2016	992,000	0.16

Options vested and expected to vest as of December 31, 2016	986,342	0.16

Options exercisable as of December 31, 2016	748,667	0.16

Management used Binomial model to estimate the fair value of the following options granted in the year ended December 31, 2015 on their respective grant date with the following assumptions:

	Expected	Risk-free	Expected	Expected
	volatility range	interest rate range	life	dividends

Options granted under 2015 Stock Incentive Plan	51.00%	1.87%	10 years	-

There were no options granted in 2014 and 2016.

China digital tv holding co., lTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(U.S. dollars in thousands, except share and per share data)

15.	SHARE-BASED COMPENSATION - continued

(b)	Option granted by Cyber Cloud - continued

In calculating the fair value of the options using the Binomial option pricing model, the following major assumptions were used:

(1)	Volatility

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

China digital tv holding co., lTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(U.S. dollars in thousands, except share and per share data)

15.	SHARE-BASED COMPENSATION - continued

(b)	Option granted by Cyber Cloud - continued

Vesting schedule: all options will vest equally in 48 months after the grant date.

Cyber Cloud recorded share-based compensation expense of $23, $40 and $19 for the years ended December 31, 2014, 2015 and 2016, respectively.

As of December 31, 2016, total unrecognized compensation expense related to the unvested share options was $15, which is expected to be recognized over a weighted-average period of 0.94 years according to the graded vesting schedule.

China digital tv holding co., lTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(U.S. dollars in thousands, except share and per share data)

15.	SHARE-BASED COMPENSATION - continued

(c)	Option granted by Joysee

On February 17, 2012, Joysee, a majority-owned subsidiary of the Company, approved the Joysee 2012 Stock Incentive Plan, under which Joysee granted 520,000 options to its employees. The share option plan has a term of ten years, which will expire on February 16, 2022 unless terminated earlier by its shareholders and board of directors. The options will vest equally in 4 years after the grant date. The exercise price of the options is $0.17 per share. There were no share options granted under Joysee 2012 stock Incentive Plan outstanding as of December 31, 2016.

For options granted under Joysee's stock incentive plan, Joysee reversed share-based compensation expense of $23 and $2 for the years ended December 31, 2014 and 2015, respectively, to reflect the actual forfeiture.

(d)	Immediately vested share-based compensation

On May 11, 2016, the board of directors of Beijing Super TV approved capital injection of RMB33.0 million, representing 9.91% of Beijing Super TV’s equity interests after the capital injection, from certain employees of Beijing Super TV. The consideration of capital injection was lower than its proportion of the fair value of Beijing Super TV as of the date of approval. The difference of RMB25.8 million between proportionate fair value and the consideration paid was recognized as shared-based compensation costs immediately, as there are not any vesting conditions in such arrangement. The share-based compensation costs were included in net income of operations of discontinued operations for the year ended December 31, 2016.

On August 12, 2016, the board of directors of Cyber Cloud approved capital injection of RMB8.4 million, representing 5.0% of Cyber Cloud’s equity interests after the capital injection, from two management members of Cyber Cloud. The consideration of capital injection was lower than its proportion of the fair value of Cyber Cloud as of the date of approval. The difference of RMB6.2 between proportionate fair value and the consideration paid was recognized as shared-based compensation costs immediately, as there are not any vesting conditions in such arrangement.

China digital tv holding co., lTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(U.S. dollars in thousands, except share and per share data)

16.	MAINLAND CHINA CONTRIBUTION PLAN

Full time employees of the Group in the PRC participate in a government-mandated multiemployer defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. PRC labor regulations require the Group to accrue for these benefits based on certain percentages of the employees' salaries. The total contribution for such employee benefits from continuing operations were $1,970, $2,629 and $1,548 and from discontinued operations were $3,793, $2,855 and $3,425 for the years ended December 31, 2014, 2015 and 2016, respectively.

17.	COMMITMENTS AND CONTINGENCIES

Operating lease commitment

The Group has operating lease agreements principally for its office spaces in the PRC. These leases expire through 2018 and are renewable upon negotiation. Rental expense under operating leases for the years ended December 31, 2014 and 2015 and 2016 were $945, $1,119 and $744 for continuing operations and $1,355, $1,177 and $1,569 for discontinued operations, respectively.

Future minimum lease payments under non-cancelable operating lease agreements are as follows:

2017	$330
2018	110

$440

Purchase commitments

As of December 31, 2016, the Group has purchase commitments of $515, mainly for services and products.

China digital tv holding co., lTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(U.S. dollars in thousands, except share and per share data)

18.	NONCONTROLLING INTEREST

			Dagong	Beijing
	Cyber Cloud	Joysee	Technology	Super TV	Others	Total
Balance as of January 1, 2014	$(31)	$967	$-	$-	$-	$936
Share-based compensation	4	(15)	-	-	-	(11)
Partial disposal of Joysee's equity (Note b)	-	215	-	-	-	215
Transfer of noncontrolling interest-Cyber Cloud (Note a)	1,160	-	-	-	-	1,160
Net loss	(620)	(1,105)	-	-	-	(1,725)
Foreign currency translation adjustment	9	(19)	-	-	-	(10)
Balance as of December 31, 2014	522	43	-	-	-	565
Share-based compensation	12	-	-	-	-	12
Capital injection by noncontrolling interests (Note c)	741	-	-	-	-	741
Acquisition of noncontrolling interests of Joysee (Note d)	-	(59)	-	-	-	(59)
Net (loss)/income	(972)	72	-	-	-	(900)
Foreign currency translation adjustment	(30)	(3)	-	-	-	(33)

Balance as of December 31, 2015	273	53	-	-	-	326
Share-based compensation	295	-	-	-	-	295
Capital injection by noncontrolling interests (Note e)	3,741	-	763	5,524	-	10,028
Acquisition of noncontrolling interests of Dagong Technology (Note f)	-	-	(548)	-	-	(548)
Disposal of Super TV	-	-	-	(6,203)	-	(6,203)
Net (loss)/income	(817)	(34)	(180)	991	1	(39)
Foreign currency translation adjustment	(48)	(3)	(35)	(312)	-	(398)

Balance as of December 31, 2016	$3,444	$16	$-	$-	$1	$3,461

The following summarized the effects of changes in the Group's ownership interests in its subsidiaries on the Group's equity:

	For the years ended December 31,
	2014	2015	2016

Net income attributable to the Company	$20,890	$1,528	$45,418

Transfers from the noncontrolling interest
Decrease in the Group's additional paid-in capital for transfer of noncontrolling interest in Joysee (Note b)	(215)	-	-
Increase in the Group's additional paid-in capital for transfer of noncontrolling interest in Cyber Cloud (Note a)	1,381	-	-
Increase in the Group's additional paid-in capital from capital injection of noncontrolling interest (Note c and Note e)	-	1,531	2,704
Increase/(decrease) in the Group's additional paid-in capital for acquisition of noncontrolling interest (Note d and Note f)	-	12	(78)

Net transfers from noncontrolling interest	1,166	1,543	2,626

Changes from net income attributable to the Company and transfers from noncontrolling interest	$22,056	$3,071	$48,044

China digital tv holding co., lTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(U.S. dollars in thousands, except share and per share data)

18.	NONCONTROLLING INTEREST – continued

a.	Pursuant to a series of agreements dated April 30, 2014, Cyber Cloud acquired 100% equity interest in Xinsi Yijia from Yuewu Yuntian and Holch Capital, and in exchange, Yuewu Yuntian and Holch Capital obtained certain noncontrolling interests in Cyber Cloud. Moreover, Beijing Super TV transferred its remaining equity interest in Cyber Cloud to CSM Holdings, a subsidiary of the Company. As a result of these transactions, CSM Holdings, Yuewu Yuntian and Holch Capital held 75%, 15% and 10% of the equity interest in Cyber Cloud, respectively (Note 5(a)).

b.	Pursuant to agreements dated June 20, 2014, the Group transferred 17.9% equity interests in Joysee to Beijing Ying Zhi Cheng Technology Co., Ltd. ("Ying Zhi Cheng Technology"), an entity that is held mainly by employees of Joysee and who held 5.2% of the equity interest in Joysee before the equity transfer. As a result of this transaction, the Group, Ying Zhi Cheng Technology and Intel Semiconductor (Dalian) Ltd. ( "Intel"), held 46.9%, 23.1% and 30% of the equity interests in Joysee, respectively. According to the article of association of Joysee, N-S Information Technology is entitled to recommend for appointment three out of the five members to the board of directors of Joysee, and has the power to determine all the major financial and operating decisions of Joysee. Accordingly, after the transfer, the Group continues to have the ability to control Joysee. The Group has accounted for the transfer of equity interest as stock based compensation. Stock based compensation of $963 has been recorded for the year ended December 31, 2014 accordingly.

c.	In June 2015, Beijing Gehua CATV Network Co., Ltd. (“Gehua”) made a capital contribution of RMB13.9 million (equivalent to $2,272) to Cyber Cloud. As a result, the Group, Yuewu Yuntian, Gehua and Holch Capital held 67.5%, 13.5%, 10% and 9% of the equity interest in Cyber Cloud, respectively. The Group’s additional paid-in capital and noncontrolling interest were increased by $1,531 and $741 from this capital injection, respectively.

d.	In September 2015, N-S Information Technology purchased the 30% of the equity interest in Joysee held by Intel in consideration of RMB0.3 million (equivalent to $47). As a result of this transaction, the Group and Ying Zhi Cheng Technology held 76.9% and 23.1% of the equity interest in Joysee, respectively. The Group’s additional paid-in capital was increased by $12 and noncontrolling interest was decreased by $59 from this transaction.

China digital tv holding co., lTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(U.S. dollars in thousands, except share and per share data)

18.	NONCONTROLLING INTEREST – continued

e.	In February 2016, CSM Holdings and Bejing Quanda Technology Center (“Quanda”) made cash contribution of $3,815 and $763 to establish Dagong Technology, representing 80% and 20% of the equity interest in Dagong Technology, respectively.

In May 2016, certain key employees of Beijing Super TV made a cash investment in amount of RMB33 million (equivalent to $5,015) to Beijing Super TV in exchange of a 9.91% equity interest in Beijing Super TV. As a result, the Group held 90.09% of the equity interest in Beijing Super TV. The Group’s additional paid-in capital was decreased by $509 and noncontrolling interest was increased by $5,524 from this capital injection.

In May 2016, the existing noncontrolling shareholders of Cyber Cloud, Yuewu Yuntian, Gehua and Holch Capital, made cash contribution in aggregate of RMB20 million (equivalent to $3,040) to Cyber Cloud according to their proportion of equity interest in Cyber Cloud to increase the share capital of Cyber Cloud. As a result, the Group’s noncontrolling interest was increased by $988.

In October 2016, Tianjin Xuanwutianxia Network Technology Center (“Xuanwutianxia”), an entity owned by two management of Cyber Cloud entered into a share contribution agreement to make a cash contribution of RMB8.4 million (equivalent to $1,213) to Cyber Cloud in return of 5.0% of equity interests of Cyber Cloud after such contribution. $399 and $218 were received in January 2017 and March 2017, respectively, and $596 which remained outstanding as of the release date of this financial report was recognized as subscription receivable. The Group’s additional paid-in capital and noncontrolling interest were increased by $688 and $525 from this capital injection, respectively.

In December 2016, Ningbo Meishan Free Trade Port Area Jinxinronghui Investment Partnership (“Jinxinronghui”), a third-party investor, made a cash contribution in amount of RMB33 million (equivalent to $4,753) to Cyber Cloud. As a result, the Group, Yuewu Yuntian, Jinxinronghui, Gehua, Holch Capital and Xuanwutianxia held 57.7%, 11.5%, 10.0%, 8.6%, 7.7% and 4.5% of the equity interests in Cyber Cloud, respectively, as of December 31, 2016. The Group’s additional paid-in capital and noncontrolling interest were increased by $2,525 and $2,228 from this capital injection, respectively. The capital injection was paid to an escrow account of Cyber Cloud in December 2016 and was subsequently transferred to a current deposit account in January 2017 after the update of shareholder register on December 28, 2016.

f.	In December 2016, N-S Information Technology purchased the remaining 20% of the equity interest in Dagong Technology held by Quanda in consideration of RMB4.35 million (equivalent to $626). As a result of the completion of this transaction, Dagong Technology became a wholly owned subsidiary of the Group. The Group’s additional paid-in capital and noncontrolling interest were decreased by $78 and $548 from this acquisition, respectively.

China digital tv holding co., lTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(U.S. dollars in thousands, except share and per share data)

19.	RELATED PARTY BALANCES AND TRANSACTIONS

In the years ended December 31, 2014, 2015 and 2016, the Group’s discontinued operations purchased certain media information system amounting to $66, $82 and nil, respectively, from Rujia. As of December 31, 2015, the amount due to Rujia and the amounts due from Rujia for guarantee deposit were $44 and $23, which were included in the current liabilities of Super TV and current assets of Super TV, respectively.

Pursuant to a series of agreements, dated April 30, 2014, Beijing Super TV transferred a portion of its equity interest in Cyber Cloud to Yuewu Yuntian, an entity in which the Chief Technology Officer of the Company at that time was able to exercise significant influence. Concurrently, Yuewu Yuntian transferred its equity interest in Xinsi Yijia to Cyber Cloud (Note 18(a)).

China digital tv holding co., lTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(U.S. dollars in thousands, except share and per share data)

20.	STATUTORY RESERVES AND RESTRICTED NET ASSETS

As stipulated by the relevant law and regulations in the PRC, the Company's subsidiaries in the PRC are required to maintain non-distributable statutory reserves. Appropriations to the statutory reserves are required to be made at 10% of profit after taxes as reported in these entities' statutory financial statements prepared under PRC GAAP. Once appropriated, these amounts are not available for future distribution to owners or shareholders. Once the statutory reserves are accumulated to 50% of these entities' registered capital, these entities can choose not to provide further statutory reserves. The statutory reserves may be applied against prior year losses, if any, and may be used for general business expansion and production and an increase in registered capital of these entities. Amounts contributed to the statutory reserves from continuing operations were $1, $3 and $1 for 2014, 2015 and 2016, respectively. Amounts contributed to the statutory reserves from discontinued operations were $69 and $381 for 2014 and 2015 respectively. The balance of statutory reserve of $18,274 from discontinued operations was reclassified to retained earnings in the consolidated financial statements upon disposal of Super TV.

Relevant PRC laws and regulations restrict the foreign invested enterprises ("FIEs") and VIEs established in the PRC from transferring a portion of their net assets to the Company in the form of loans, advances or cash dividends.

Based on the Company’s group structure and as advised by the Company’s PRC legal counsel, the registered capital of the Company’s FIEs and its consolidated VIEs (all of which are domestic PRC entities) may be reduced as approved by their respective shareholders, subject to the minimum registered capital requirements under PRC law and after repayment of or provision for guarantees of debt as required by creditor (if any), and any excess registered capital after such reduction ("Excess Capital") may be transferred to such shareholders within the PRC without the consent of a third party pursuant to relevant PRC laws, rules and regulations. Such Excess Capital may be transferred to the FIEs, which could in turn transfer it to the parent of the FIEs (a non-PRC entity) and then ultimately transferred to the Company in the form of dividend distributions.

As a result, the Company’s restricted net assets (which consist of the registered capital of the FIEs and the statutory reserve, attributable to the Company) was $30,846 as of December 31, 2016.

21.	SUBSEQUENT EVENTS

On April 19, 2017, the Company’s Board of Directors declared a special cash dividend of US$1.50 per ordinary share, which will be paid to all shareholders of record as of the close of business on May 31, 2017. The aggregate amount of cash dividends to be paid is approximately US$90.4 million based on the number of outstanding ordinary shares as of December 31, 2016. The dividend is expected to be paid after the purchase consideration from the sale of SuperTV, which has already been received in Renminbi, is exchanged to U.S. dollars.

China digital tv holding co., lTD.

Additional Information-Financial Statement Schedule I

Condensed Financial Information of Parent Company

BALANCE SHEETS

(U.S. dollars in thousands)

	As of December 31,
	2015	2016
ASSETS

Current assets:
Cash and cash equivalents	$1,551	$616
Amounts due from subsidiaries - current	967	1,862
Dividend receivable	6,001	6,001
Prepaid expenses and other current assets	189	301

Total current assets	8,708	8,780
Accounts due from subsidiaries - non-current	1,151	1,151
Investments in subsidiaries and VIE	92,480	110,543
Deferred income tax assets	121	52

TOTAL ASSETS	$102,460	$120,526

TOTAL LIABILITIES AND EQUITY

Current liabilities:
Accrued expenses and other current liabilities	577	743
Deferred revenue-current	403	173

Total current liabilities	980	916

Total Liabilities	980	916

Equity:
Ordinary shares	30	30
Additional paid-in capital and subscription receivable	37,988	44,677
Retained earnings	41,812	75,192
Accumulated other comprehensive income/(loss)	21,650	(289)

Total shareholders' equity	101,480	119,610

TOTAL LIABILITIES AND EQUITY	$102,460	$120,526

China digital tv holding co., lTD.

Additional Information-Financial Statement Schedule I

Condensed Financial Information of Parent Company

STATEMENTS OF COMPREHENSIVE INCOME/(LOSS)

(U.S. dollars in thousands)

	For the years ended December 31,
	2014	2015	2016

Operating expenses	$(2,554)	$(702)	$(1,241)
Interest income	4	-	-
Equity in earnings of subsidiaries and VIEs	23,528	2,535	46,864

Net income before provision for income taxes	20,978	1,833	45,623

Provision for income taxes	(88)	(305)	(205)

Net income attributable to ordinary shareholders	20,890	1,528	45,418
Other comprehensive loss, after reclassification, net of tax
Foreign currency translation adjustment	(3,431)	(3,859)	(21,939)

Comprehensive income/(loss) attributable to ordinary shareholders	$17,459	$(2,331)	$23,479

China digital tv holding co., lTD.

Additional Information-Financial Statement Schedule I

Condensed Financial Information of Parent Company

STATEMENTS OF CASH FLOWS

(U.S. dollars in thousands)

	For the years ended December 31,
	2014	2015	2016

Net cash provided by/(used in) operating activities	$27,294	$(1,631)	$11,050

Net cash provided by investing activities	-	-	-

Net cash (used in)/provided by financing activities	(28,966)	700	(11,985)

NET DECREASE IN CASH AND CASH EQUIVALENTS	(1,672)	(931)	(935)
CASH AND CASH EQUIVALENTS, BEGINNING OF THE YEAR	4,154	2,482	1,551

CASH AND CASH EQUIVALENTS, END OF THE YEAR	$2,482	$1,551	$616

China digital tv holding co., lTD.

Additional Information-Financial Statement Schedule I

Condensed Financial Information of Parent Company

NOTES TO THE FINANCIAL STATEMENTS

(U.S. dollars in thousands, except share and per share data)

1.	Schedule I has been provided pursuant to the requirements of Rule 12-04(a) and 5-04(c) of Regulation S-X, which require condensed financial information as to the financial position, changes in financial position and results of operations of a parent company as of the same dates and for the same periods for which audited consolidated financial statements have been presented when the restricted net assets of consolidated subsidiaries exceed 25 percent of consolidated net assets as of the end of the most recently completed fiscal year.

2.	The condensed financial information of China Digital TV Holding Co., Ltd. has been prepared using the same accounting policies as set out in the accompanying consolidated financial statements except that the equity method has been used to account for investments in its subsidiaries.

3.	Certain information and footnote disclosures normally included in financial statements prepared in accordance with U.S. GAAP have been condensed or omitted. The footnote disclosures contain supplemental information relating to the operations of the Company and, as such, these statements should be read in conjunction with the notes to the consolidated financial statements of the Group.

4.	As of December 31, 2016, there were no material contingencies, significant provisions of long-term obligations, mandatory dividend or redemption requirements of redeemable stocks or guarantees of the Company.

5.	$30,000, nil and $13,481 of cash dividends were paid to the Company by its subsidiary in the years ended December 31, 2014, 2015 and 2016, respectively.

EXHIBIT INDEX

Number	Description of Exhibit

1.1(1)	Second Amended and Restated Memorandum and Articles of Association of China Digital TV Holding Co., Ltd.

2.1(1)	Specimen of Share Certificate.

2.2(1)	Form of Deposit Agreement, including form of American Depositary Receipts.

2.3(1)	First Amended and Restated Shareholders Agreement of China Digital TV Holding Co., Ltd., dated September 13, 2007, among Novel-Tongfang Information Engineering Co., Ltd., Beijing Novel-Tongfang Digital TV Technology Co., Ltd., China Digital TV Technology Co., Ltd., China Capital Investment Holdings Limited, China Cast Investment Holdings Limited, SB Asia Infrastructure Fund L.P., Capital International Private Equity Fund IV, L.P., CGPE IV, L.P. and certain other shareholders.

4.1(1)	Asset Transfer Agreement, dated June 7, 2004, between Beijing Novel-Tongfang Digital TV Technology Co., Ltd. and Novel-Tongfang Information Engineering Co., Ltd.

4.2(1)	Equity Transfer Agreement, dated June 7, 2004, between Beijing Novel-Tongfang Digital TV Technology Co., Ltd. and Novel-Tongfang Information Engineering Co., Ltd. and related (i) Equity Entrustment Agreement, dated September 10, 2004, and (ii) Equity Purchase Entrustment Agreement, dated April 1, 2004, both between the same parties.

4.3(1)	Asset Purchase Agreement, dated June 8, 2004, between Beijing Novel-Tongfang Digital TV Technology Co., Ltd. and Beijing Super TV Co., Ltd.

4.4(1)	Equity Transfer Agreement, dated August 4, 2006, between Novel-Tongfang Information Engineering Co., Ltd. and Beijing Novel-Tongfang Digital TV Technology Co., Ltd. and related Equity Transfer Agreement, dated March 15, 2007, among Novel-Tongfang Information Engineering Co., Ltd., Beijing Novel-Tongfang Digital TV Technology Co., Ltd. and Panasonic Corporation of China.

4.5(1)	Asset Transfer Agreement, dated August 5, 2006, between Novel-Tongfang Information Engineering Co., Ltd. and Beijing Novel-Tongfang Digital TV Technology Co., Ltd. and the Supplemental Agreement thereto, dated April 6, 2007.

4.6(1)	Trademark Licensing Agreement entered into in March 2007 between Beijing Novel-Tongfang Information Engineering Co., Ltd. and Beijing Novel-Tongfang Digital TV Technology Co., Ltd.

4.7(1)	Equipment Leasing Agreement, dated June 7, 2004, between Beijing Novel-Tongfang Digital TV Technology Co., Ltd. and Beijing Super TV Co., Ltd.

4.8(1)	Technical Support and Related Service Agreement, dated June 7, 2004, between Beijing Novel-Tongfang Digital TV Technology Co., Ltd. and Beijing Super TV Co., Ltd.

4.9(1)	Technology License Agreement, dated June 7, 2004, between Beijing Novel-Tongfang Digital TV Technology Co., Ltd. and Beijing Super TV Co., Ltd.

4.10(1)	Technology Development Agreement, dated June 7, 2004, between Beijing Novel-Tongfang Digital TV Technology Co., Ltd. and Beijing Super TV Co., Ltd.

Number	Description of Exhibit

4.11(1)	Products and Software Purchase Agreement, dated June 7, 2004, between Beijing Novel-Tongfang Digital TV Technology Co., Ltd. and Beijing Super TV Co., Ltd.

4.12(3)	Letter of Consent, dated April 30, 2009, issued by Beijing Super TV Co., Ltd. to Beijing Novel-Super Digital TV Technology Co., Ltd.

4.13(3)	Equity Transfer Agreement, dated June 20, 2008 between Wei Gao and Junming Wu for Beijing Novel-Super Digital TV Technology Co., Ltd.

4.14(3)	Equity Transfer Agreement, dated November 24, 2008, between Novel-Tongfang Information Engineering Co., Ltd. and Shizhou Shen for Beijing Novel-Super Digital TV Technology Co., Ltd.

4.15(3)	Equity Transfer Agreement, dated November 24, 2008, between Novel-Tongfang Information Engineering Co., Ltd. and Lei Zhang for Beijing Novel-Super Digital TV Technology Co., Ltd.

4.16	Equity Transfer Option Agreement, dated June 7, 2004, among Beijing Super TV Co., Ltd., Novel-Tongfang Information Engineering Co., Ltd. and Li Yang(1); the Supplemental Agreement thereto, dated September 1, 2005, among Beijing Super TV Co., Ltd., Novel-Tongfang Information Engineering Co., Ltd., Li Yang and Beijing Novel-Tongfang Digital TV Technology Co., Ltd.(1); the No. 2 Supplemental Agreement thereto, dated August 18, 2007, among Beijing Super TV Co., Ltd., Novel-Tongfang Information Engineering Co., Ltd., Li Yang, Beijing Novel-Tongfang Digital TV Technology Co., Ltd. and Wei Gao(1); the No. 3 Supplemental Agreement thereto, dated June 20, 2008, among Beijing Super TV Co., Ltd., Beijing Novel-Super Digital TV Technology Co., Ltd., Novel-Tongfang Information Engineering Co., Ltd., Wei Gao and Junming Wu(3); the No. 4 Supplemental Agreement thereto, dated November 24, 2008, among Beijing Super TV Co., Ltd., Beijing Novel-Super Digital TV Technology Co., Ltd., Novel-Tongfang Information Engineering Co., Ltd., Junming Wu, Lei Zhang and Shizhou Shen(3); and the No. 5 Supplemental Agreement thereto, dated July 11, 2011, among Beijing Super TV Co., Ltd., Beijing Novel-Super Digital TV Technology Co., Ltd., Junming Wu, Lei Zhang, Shizhou Shen, Wenjun Wang and Tianxing Wang(6).

4.17(1)	Share Pledge Agreement, dated September 1, 2005, between Novel-Tongfang Information Engineering Co., Ltd. and Beijing Super TV Co., Ltd.

4.18(3)	Termination Agreement of Share Pledge, dated November 24, 2008, between Beijing Super TV Co., Ltd. and Novel-Tongfang Information Engineering Co., Ltd.

4.19	Share Pledge Agreement, dated September 1, 2005, between Li Yang and Beijing Super TV Co., Ltd.(1); the Supplemental Agreement thereto, dated August 18, 2007, among Li Yang, Beijing Super TV Co., Ltd. and Wei Gao(1); the No. 2 Supplemental Agreement thereto, dated June 20, 2008, among Beijing Super TV Co., Ltd., Wei Gao and Junming Wu(3); and the Share Pledge Termination Agreement, dated July 11, 2011 between Beijing Super TV Co., Ltd. and Junming Wu(6).

Number	Description of Exhibit

4.20(3)	Share Pledge Agreement, dated November 24, 2008, between Shizhou Shen and Beijing Super TV Co., Ltd.

4.21(3)	Share Pledge Agreement, dated November 24, 2008, between Lei Zhang and Beijing Super TV Co., Ltd.

4.22	Business Operating Agreement, dated September 1, 2005, among Beijing Super TV Co., Ltd., Novel-Tongfang Information Engineering Co., Ltd., Li Yang and Beijing Novel-Tongfang Digital TV Technology Co., Ltd.(1); the Supplemental Agreement thereto, dated August 18, 2007, among Beijing Super TV Co., Ltd., Novel-Tongfang Information Engineering Co., Ltd., Li Yang, Beijing Novel-Tongfang Digital TV Technology Co., Ltd. and Wei Gao(1); the No. 2 Supplemental Agreement thereto, dated June 20, 2008, among Beijing Super TV Co., Ltd., Beijing Novel-Super Digital TV Technology Co., Ltd., Novel-Tongfang Information Engineering Co., Ltd., Wei Gao and Junming Wu(3); the No. 3 Supplemental Agreement thereto, dated November 24, 2008, among Beijing Super TV Co., Ltd., Beijing Novel-Super Digital TV Technology Co., Ltd., Novel-Tongfang Information Engineering Co., Ltd., Junming Wu, Lei Zhang and Shizhou Shen(3); and the No. 4 Supplemental Agreement thereto, dated July 11, 2011, among Beijing Super TV Co., Ltd., Beijing Novel-Super Digital TV Technology Co., Ltd., Junming Wu, Lei Zhang, Shizhou Shen, Wenjun Wang and Tianxing Wang(6).

4.23(1)	Power of Attorney, dated September 1, 2005, of Novel-Tongfang Information Engineering Co., Ltd.

4.24(1)	Power of Attorney, dated August 18, 2007, of Wei Gao.

4.25(3)	Power of Attorney, dated June 20, 2008, of Junming Wu.

4.26(3)	Power of Attorney, dated November 24, 2008, of Shizhou Shen.

4.27(3)	Power of Attorney, dated November 24, 2008, of Lei Zhang.

4.28(1)	Entrusted Loan Agreement, dated August 23, 2004, among Beijing Super TV Co., Ltd., Beijing Novel-Tongfang Digital TV Technology Co., Ltd. and Bank of Beijing, Shangdi Branch.

4.29(1)	Entrusted Loan Agreement, dated July 13, 2004, among Beijing Super TV Co., Ltd., Novel-Tongfang Information Engineering Co., Ltd. and Bank of Beijing, Shangdi Branch.

4.30(1)	Entrusted Loan Agreement, dated August 25, 2005, among Beijing Super TV Co., Ltd., Novel-Tongfang Information Engineering Co., Ltd. and Bank of Beijing, Shangdi Branch.

4.31(1)	Loan Agreement, dated April 4, 2007, between Beijing Super TV Co., Ltd. and Novel-Tongfang Information Engineering Co., Ltd. and the related Entrusted Loan Agreement, dated April 12, 2007, among Beijing Super TV Co., Ltd., Novel-Tongfang Information Engineering Co., Ltd. and Bank of Beijing, Shangdi Branch.

4.32(3)	Loan Agreement, dated November 24, 2008, between Shizhou Shen and Beijing Super TV Co., Ltd.

Number	Description of Exhibit

4.33(3)	Loan Agreement, dated November 24, 2008, between Lei Zhang and Beijing Super TV Co., Ltd.

4.34(1)	Service Agreement, dated April 2, 2007, between Novel-Tongfang Information Engineering Co., Ltd. and Beijing Novel-Tongfang Digital TV Technology Co., Ltd.

4.35(1)	Interest Payment Agreement, dated November 30, 2006, between Beijing Novel-Tongfang Digital TV Technology Co., Ltd. and Beijing Super TV Co., Ltd.

4.36(1)	Form of Property Lease Agreement.

4.37(1)	Fixed Assets Transfer Agreement, dated March 28, 2007, between Beijing Novel-Tongfang Digital TV Technology Co., Ltd. and Beijing Super TV Co., Ltd.

4.38(1)	Form of Employment Agreement and related Form of Agreement on Confidentiality and Intellectual Property.

4.39(1)	Form of Non-Disclosure, Non-Competition, Commitment and Proprietary Information Agreement.

4.40(1)	Form of Indemnification Agreement for Directors.

4.41(1)	Amended and Restated 2005 Stock Incentive Plan of China Digital TV Holding Co., Ltd. and form of share option agreement.

4.42††(1)	Cooperation Agreement, dated January 5, 2007, between Beijing Novel-Tongfang Digital TV Technology Co., Ltd. and Jiangsu Qingda Science and Technology Industries Co., Ltd.

4.43(1)	Cooperation Agreement, dated July 18, 2007, between Beijing Novel-Tongfang Digital TV Technology Co., Ltd. and China Electronics Smart Card Co., Ltd.

4.44(1)	2008 Stock Incentive Plan of China Digital TV Holding Co., Ltd.

4.45(2)	Agreement for Equity Transfer of Beijing Novel-Super Digital TV Technology Co., Ltd., dated December 2007, between China Digital TV Technology Co., Ltd. and Golden Benefit Technology Co., Ltd.

4.46(3)	Intellectual Property Transfer Agreement, dated August 13, 2008, between Novel-Tongfang Information Engineering Co., Ltd. and Beijing Super TV Co., Ltd.

4.47(3)	Equity Transfer Agreement, dated October 5, 2008, between Beijing Super TV Co., Ltd. and Beijing Novel-Super Digital TV Technology Co., Ltd.

4.48(3)	Framework Agreement for Purchase of Computer Chips, dated December 12, 2008, between Beijing Super TV Co., Ltd. and Beijing Novel-Super Digital TV Technology Co., Ltd.

4.49(4)	Framework Agreement for Sale of Software Products, dated July 14, 2009, between Beijing Super TV Co., Ltd. and Beijing Novel-Super Digital TV Technology Co., Ltd.

4.50(4)	Equity Transfer Agreement, dated February 26, 2010, between Beijing Novel-Super Digital TV Technology Co., Ltd. and Beijing Shi Xun Hu Lian Technology Co., Ltd.

Number	Description of Exhibit

4.51(5)	Shareholders' Agreement, dated December 1, 2010, between Beijing Super TV Co., Ltd. and Beijing Yuewu Yuntian Software Technology Ltd.

4.52(5)	Shareholders' Agreement, dated April 29, 2011, between Beijing Super TV Co., Ltd. and Beijing Ying Zhi Cheng Technology Co., Ltd.

4.53(5)	2010 Stock Incentive Plan of China Digital TV Holding Co., Ltd.

4.54(6)	Loan Agreement, dated July 11, 2011, between Lei Zhang and Beijing Super TV Co., Ltd.

4.55(6)	Loan Agreement, dated July 11, 2011, between Tianxing Wang and Beijing Super TV Co., Ltd.

4.56(6)	Loan Agreement, dated July 11, 2011, between Wenjun Wang and Beijing Super TV Co., Ltd.

4.57(6)	Capital Increase and Equity Transfer Agreement, dated July 11, 2011, between Junming Wu, Lei Zhang, Shizhou Shen, Wenjun Wang, Tianxing Wang and Beijing Novel-Super Digital TV Technology Co., Ltd.

4.58(6)	Power of Attorney, dated July 11, 2011, of Lei Zhang.

4.59(6)	Power of Attorney, dated July 11, 2011, of Shizhou Shen.

4.60(6)	Power of Attorney, dated July 11, 2011, of Tianxing Wang.

4.61(6)	Power of Attorney, dated July 11, 2011, of Wenjun Wang.

4.62(6)	Share Pledge Agreement, dated July 11, 2011, between Lei Zhang and Beijing Super TV Co., Ltd.

4.63(6)	Share Pledge Agreement, dated July 11, 2011, between Shizhou Shen and Beijing Super TV Co., Ltd.

4.64(6)	Share Pledge Agreement, dated July 11, 2011, between Tianxing Wang and Beijing Super TV Co., Ltd.

4.65(6)	Share Pledge Agreement, dated July 11, 2011, between Wenjun Wang and Beijing Super TV Co., Ltd.

4.66(6)	Written Undertaking, dated November 22, 2011, among Beijing Super TV Co., Ltd., Beijing Novel-Super Digital TV Technology Co., Ltd., Lei Zhang, Shizhou Shen, Wenjun Wang and Tianxing Wang.

4.67(6)	Power of Attorney, dated January 16, 2012, of Lei Zhang.

4.68(6)	Power of Attorney, dated January 16, 2012, of Shizhou Shen.

4.69(6)	Power of Attorney, dated January 16, 2012, of Tianxing Wang.

4.70(6)	Power of Attorney, dated January 16, 2012, of Wenjun Wang.

4.71(6)	Share Pledge Agreement, dated January 16, 2012, between Lei Zhang and Beijing Super TV Co., Ltd.

Number	Description of Exhibit

4.72(6)	Share Pledge Agreement, dated January 16, 2012, between Shizhou Shen and Beijing Super TV Co., Ltd.

4.73(6)	Share Pledge Agreement, dated January 16, 2012, between Tianxing Wang and Beijing Super TV Co., Ltd.

4.74(6)	Share Pledge Agreement, dated January 16, 2012, between Wenjun Wang and Beijing Super TV Co., Ltd.

4.75(6)	Supplemental Agreement to Loan Agreements, dated January 16, 2012, among Beijing Super TV Co., Ltd., Lei Zhang, Shizhou Shen, Wenjun Wang and Tianxing Wang.

4.76(6)	Supplemental Agreement, dated February 9, 2012, among Beijing Super TV Co., Ltd., Beijing Novel-Super Digital TV Technology Co., Ltd., Lei Zhang, Shizhou Shen, Wenjun Wang and Tianxing Wang.

4.77(6)	Cooperation Termination Agreement, dated November 9, 2011, between Dongguan Super TV Video Info Co., Ltd. and the Dongguan branch of the Guangdong Broadcasting TV Network Co., Ltd.

4.78(6)	Capital Increase Agreement, dated May 24, 2011, among Beijing Super TV Co., Ltd., Beijing Novel-Super Digital TV Technology Co., Ltd., Ying Zhi Cheng Technology Co., Ltd. and Beijing Joysee Technology Co., Ltd.

4.79(6)	First Amendment to First Amended and Restated Shareholders Agreement of China Digital TV Holding Co., Ltd., dated June 14, 2011, among China Digital TV Technology Co., Ltd., Beijing Novel-Super Digital TV Technology Co., Ltd., China Cast Investment Holdings Limited, SB Asia Infrastructure Fund L.P., Capital International Private Equity Fund IV, L.P., CGPE IV, L.P. and certain other shareholders.

4.80(7)	China Digital TV Holding Co., Ltd. 2012 Stock Incentive Plan.

4.81(7)	Second Supplemental Agreement to Loan Agreement, dated April 12, 2013, between Beijing Super TV Co., Ltd. and Tianxing Wang.

4.82(8)	Share Transfer Agreement, dated April 30, 2014, among Beijing Yuewu Yuntian Software Technology Ltd., Beijing Holch Capital Investment Center, Beijing Cyber Cloud Co., Ltd. and Beijing Xinsi Yijia Technology Co., Ltd.

4.83(8)	Share Transfer Agreement, dated April 30, 2014, among Beijing Super TV Co., Ltd., China Super Media Holdings Limited, Beijing Yuewu Yuntian Software Technology Ltd., Beijing Holch Capital Investment Center and Beijing Cyber Cloud Co., Ltd.

4.84(8)	Termination Agreement of Existing Contractual Agreements, dated June 20, 2014, among Beijing Super TV Co., Ltd., Beijing Novel-Super Digital TV Technology Co., Ltd., Lei Zhang, Tianxing Wang, Wenjun Wang and Shizhou Shen.

4.85(8)	Termination Agreement of Existing Contractual Agreements, dated April 14, 2015, among Beijing Super TV Co., Ltd. and Beijing Novel-Super Digital TV Technology Co., Ltd.

4.86(8)	Share Transfer Agreement, dated June 20, 2014, among Lei Zhang, Tianxing Wang, Wenjun Wang, Shizhou Shen and Beijing Super TV Co., Ltd.

Number	Description of Exhibit

4.87(9)	Framework Agreement, dated June 13, 2014, among China Digital TV Holding Co., Ltd., Golden Benefit Technology Limited and Cinda Investment Co., Ltd.

4.88(9)	Framework Agreement Amendment, dated October 9, 2014, among China Digital TV Holding Co., Ltd., Golden Benefit Technology Limited and Cinda Investment Co., Ltd.

4.89(9)	Share Transfer Agreement, dated October 9, 2014, among China Digital TV Holding Co., Ltd., China Digital TV Technology Co., Ltd., Golden Benefit Technology Limited, Cinda Investment Co., Ltd. and Shanghai Tongda Venture Capital Co., Ltd.

4.90(8)	Supplementary Share Transfer Agreement, dated October 27, 2014, among China Digital TV Holding Co., Ltd., China Digital TV Technology Co., Ltd., Golden Benefit Technology Limited, Cinda Investment Co., Ltd. and Shanghai Tongda Venture Capital Co., Ltd.

4.91(9)	Profit Compensation Agreement, dated October 9, 2014, among Shanghai Tongda Venture Capital Co., Ltd., Golden Benefit Technology Limited, and China Digital TV Holding Co., Ltd.

4.92(9)	Supplementary Profit Compensation Agreement, dated October 27, 2014, among Shanghai Tongda Venture Capital Co., Ltd., Golden Benefit Technology Limited, and China Digital TV Holding Co., Ltd.

4.93(9)	Share Subscription Agreement, dated October 9, 2014, between Shanghai Tongda Venture Capital Co., Ltd. and Golden Benefit Technology Limited.

4.94(10)	Equity Transfer Agreement, dated November 7, 2016, among Golden Benefit Technology Limited, Beijing Super TV Co., Ltd. and Changxing Bao Li Rui Xin Technology Co., Ltd.

4.95(11)	Supplemental Agreement to the Equity Transfer Agreement, dated December 26, 2016, among Golden Benefit Technology Limited, Beijing Super TV Co., Ltd. and Changxing Bao Li Rui Xin Technology Co., Ltd.

4.96	Loan Agreement, dated October 12, 2013, between Beijing Xinsi Yijia Technology Co., Ltd. and Yang Tingling

4.97	Loan Agreement, dated October 12, 2013, between Beijing Xinsi Yijia Technology Co., Ltd. and Zhang Xi

4.98	Loan Agreement, dated October 12, 2013, between Beijing Xinsi Yijia Technology Co., Ltd. and Liu Yu

4.99	Supplementary Agreement to Loan Agreement dated June, 23, 2014, among Beijing Xinsi Yijia Technology Co., Ltd., Yang Tingling and Wu Zhenhua

4.100	Supplementary Agreement to Loan Agreement dated June, 23, 2014, among Beijing Xinsi Yijia Technology Co., Ltd., Zhang Xi and Hu Yongxin

4.101	Supplementary Agreement to Loan Agreement dated June, 23, 2014, among Beijing Xinsi Yijia Technology Co., Ltd., Liu Yu and Ma Bin

Number	Description of Exhibit

4.102	Equity Pledge Agreement, dated June 23, 2014, between Beijing Xinsi Yijia Technology Co., Ltd. and Wu Zhenhua

4.103	Equity Pledge Agreement, dated June 23, 2014, between Beijing Xinsi Yijia Technology Co., Ltd. and Hu Yongxin

4.104	Equity Pledge Agreement, dated June 23, 2014, between Beijing Xinsi Yijia Technology Co., Ltd. and Ma Bin

4.105	Power of Attorney, dated June 23, 2014, of Wu Zhenhua

4.106	Power of Attorney, dated June 23, 2014, of Hu Yongxin

4.107	Power of Attorney, dated June 23, 2014, of Ma Bin

4.108	Equity Transfer Option Agreement, dated June 23, 2014, among Beijing Xinsi Yijia Technology Co., Ltd., Ma Bin, Hu Yongxin and Wu Zhenhua

4.109	Technical Support and Related Service Agreement, dated October 12, 2013, between Beijing Xinsi Yijia Technology Co., Ltd. and Beijing Dingyuan Technology Co., Ltd.

8.1	List of Subsidiaries of China Digital TV Holding Co., Ltd.

11.1(1)	Code of Business Conduct and Ethics of China Digital TV Holding Co., Ltd.

12.1	CEO Certification pursuant to Rule 13a - 14(a).

12.2	CFO Certification pursuant to Rule 13a - 14(a).

13.1	CEO Certification pursuant to Rule 13a - 14(b).

13.2	CFO Certification pursuant to Rule 13a - 14(b).

23.1	Consent of KPMG Huazhen LLP.

23.2	Consent of Deloitte Touche Tohmatsu Certified Public Accountants LLP.

23.3	Consent of Han Kun, PRC Lawyers.

101.INS	XBRL Instance Document

101.SCH	XBRL Taxonomy Extension Schema Document

101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB	XBRL Taxonomy Extension Label Linkbase Document

101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document

††	Portions of the agreement have been omitted pursuant to a confidential treatment request and have been filed with the SEC separately with a confidential treatment request.

(1)	Previously filed as an exhibit to the Registration Statement on Form F-1 (File No. 333-146072) of China Digital TV Holding Co., Ltd. and incorporated herein by reference thereto.

(2)	Previously filed as an exhibit to the annual report on Form 20-F (File No. 001-33692) of China Digital TV Holding Co., Ltd. filed with the SEC on June 18, 2008 and incorporated herein by reference thereto.

(3)	Previously filed as an exhibit to the annual report on Form 20-F (File No. 001-33692) of China Digital TV Holding Co., Ltd. filed with the SEC on May 20, 2009 and incorporated herein by reference thereto.

(4)	Previously filed as an exhibit to the annual report on Form 20-F (File No. 001-33692) of China Digital TV Holding Co., Ltd. filed with the SEC on April 30, 2010 and incorporated herein by reference thereto.

(5)	Previously filed as an exhibit to the annual report on Form 20-F (File No. 001-33692) of China Digital TV Holding Co., Ltd. filed with the SEC on May 12, 2011 and incorporated herein by reference thereto.

(6)	Previously filed as an exhibit to the annual report on Form 20-F (File No. 001-33692) of China Digital TV Holding Co., Ltd. filed with the SEC on April 17, 2012 and incorporated herein by reference thereto.

(7)	Previously filed as an exhibit to the annual report on Form 20-F (File No. 001-33692) of China Digital TV Holding Co., Ltd. filed with the SEC on April 16, 2013 and incorporated herein by reference thereto.

(8)	Previously filed as an exhibit to the annual report on Form 20-F (File No. 001-33692) of China Digital TV Holding Co., Ltd. filed with the SEC on April 28, 2015 and incorporated herein by reference thereto.

(9)	Previously furnished as an exhibit to the report on Form 6-K (File No. 001-33692) of China Digital TV Holding Co., Ltd. filed with the SEC on November 10, 2014 and incorporated herein by reference thereto.

(10)	Previously furnished as an exhibit to the report on Form 6-K (File No. 001-33692) of China Digital TV Holding Co., Ltd. filed with the SEC on November 7, 2016 and incorporated herein by reference thereto.

(11)	Previously furnished as an exhibit to the report on Form 6-K (File No. 001-33692) of China Digital TV Holding Co., Ltd. filed with the SEC on December 28, 2016 and incorporated herein by reference thereto.