Form 20-F
period 2017-12-31
China Digital TV Holding Co., Ltd.
filed 2018-04-20
CIK 1405503

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2017

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

None

(Title of Class)

Securities registered or to be registered pursuant to Section 12(g) of the Act:

Title of Each Class
Ordinary shares, par value US$0.0005 per share*

*	Not for trading, but only in connection with the registration of American depositary shares, or ADSs, each representing one ordinary share, pursuant to the requirements of the Securities and Exchange Commission, or SEC.

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.

As of December 31, 2017, 63,508,656 ordinary shares, par value US$0.0005 per share, were issued and outstanding.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐ No ☒

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports); and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate website, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒	Emerging growth company ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

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

INTRODUCTION

Except where the context otherwise requires and for purposes of this annual report only:

·	"ADSs" refers to our American depositary shares, each of which represents one ordinary share of China Digital TV Holding Co., Ltd., or CDTV Holding;

·	"ADRs" refers to American depositary receipts, which, if issued, evidence our ADSs;

·	"CA" or "CA systems" refers to conditional access systems provided to the PRC's digital television market, which consist of: (1) smart cards that are inserted into set-top boxes at the subscriber's end or terminal end; (2) software installed at the digital television network operator's transmission point, or head end; and (3) licenses for set-top boxes, enabling digital television network operators to control the distribution of content and value-added services to their subscribers and block unauthorized access to their networks;

·	"China" or the "PRC" refers to the People's Republic of China, excluding, for the purposes of this annual report, Hong Kong, Macau and Taiwan;

·	"RMB" or "Renminbi" refers to the legal currency of China;

·	"U.S." or "United States" refers to the United States of America;

·	"U.S. dollars" or "US$" refers to the legal currency of the United States; and

·	"U.S. GAAP" refers to generally accepted accounting principles in the United States.

All references to "CDTV Holding," "we," "us" or "our" include China Digital TV Holding Co., Ltd. and its subsidiaries.

FORWARD-LOOKING STATEMENTS

This annual report contains forward-looking statements, within the meaning of Section 27A of the Securities Act of 1933, as amended, or the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act, with respect to our business, operating results and financial condition as well as our current expectations, assumptions, estimates and projections about our industry. All statements other than statements of historical fact in this annual report are forward-looking statements. These forward-looking statements can be identified by words or phrases such as the words "anticipate," "believe," "estimate," "expect," "intend," "plan," "may," "is/are likely to," "should," "will" and similar expressions. These forward-looking statements include, without limitation, statements relating to:

·	operating results of our continuing business;

·	changes in technology standards and our ability to adapt to these changes;

·	our expectations regarding demand for our products and services;

·	our ability to develop new products and services, and expand our sales, distribution network and other aspects of our operations;

·	expected changes in our revenues, costs and expense items;

·	our ability to effectively protect our intellectual property rights as well as not infringe on the intellectual property rights of others;

·	the competitiveness of our products and services;

·	the level of competition in the cloud computing market;

·	government policies and regulations relating to our business activities;

·	general economic and business conditions in the PRC and elsewhere;

·	our future business development and economic performance;

·	our future business development plans and strategic initiatives;

·	the future expansion of the cloud computing market, and factors driving that growth; and

·	the possibility of our ADSs being not qualified for trading on any exchange or market.

These forward-looking statements involve various risks and uncertainties. These forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual results may differ materially from the information contained in the forward-looking statements as a result of a number of factors, including, without limitation, the risk factors set forth in "Item 3. Key Information—D. Risk Factors" and the following:

·	general economic and business conditions in the PRC and elsewhere;

·	governmental, statutory, regulatory or administrative initiatives affecting us;

·	trends in the PRC's cloud computing industry;

·	future profitability of our business and operations;

·	exchange rate fluctuations between the Renminbi and other currencies; and

·	availability of qualified management and technical personnel.

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

Our Selected Consolidated Financial Data

The following selected consolidated financial data should be read in conjunction with "Item 5. Operating and Financial Review and Prospects" and our audited consolidated financial statements and the notes thereto included elsewhere in this annual report on Form 20-F. The selected consolidated statement of operations data for the years ended December 31, 2015, 2016 and 2017, and the selected consolidated balance sheet data as of December 31, 2016 and 2017 set forth below are derived from our audited consolidated financial statements included elsewhere in this annual report. The selected consolidated statement of operations data for the year ended December 31, 2014 and the selected historical consolidated balance sheet data as of December 31, 2015 set forth below are derived from our audited consolidated financial statements which are not included in this annual report. Due to the deconsolidation of Beijing Super TV Co., Ltd., or Beijing Super TV, which we ceased to control on December 29, 2016, the selected consolidated statement of operations data for the year ended December 31, 2013 and the selected historical consolidated balance sheet data as of December 31, 2013 and 2014 set forth below which are derived from our unaudited consolidated financial statements have reflected the impact of retrospective adjustments for discontinued operations.

Our historical consolidated financial statements have been prepared and presented in accordance with U.S. GAAP.

Our historical results for any prior period do not necessarily indicate our results to be expected for any future period.

	For the years ended December 31,
	2013	2014	2015	2016	2017
	( in thousands of U.S. dollars, except share and per share data )
Consolidated Statements of Operations Data:
Net revenues	2,680	1,915	1,920	4,228	6,160
Cost of revenues	2,378	2,344	1,380	1,517	1,578
Gross profit/(loss)	302	(429)	540	2,711	4,582
Total operating expenses	9,718	17,197	16,132	12,141	9,871
Operating loss from continuing operations	(9,416)	(17,626)	(15,592)	(9,430)	(5,289)
Interest income	226	205	104	105	1,206
Gain from disposal of an equity method investment	-	-	-	95	-
Other income/(expense)	28	(50)	354	1,088	710
Loss from continuing operations before income tax expenses	(9,162)	(17,471)	(15,134)	(8,142)	(3,373)
Income tax expenses	206	81	292	114	337
Net loss from continuing operations before share of loss on an equity method investment	(9,368)	(17,552)	(15,426)	(8,256)	(3,710)
Share of loss on equity method investments, net of nil income taxes	-	-	(101)	-	-
Net loss from continuing operations	(9,368)	(17,552)	(15,527)	(8,256)	(3,710)
Discontinued operations
Income/(loss) from the operations of discontinued operations, net of income tax expenses	31,944	36,717	16,155	10,445	(389)
Gain from disposal of discontinued operations, net of income tax expenses	-	-	-	43,190	-
Income/(loss) from discontinued operations, net of income tax expenses	31,944	36,717	16,155	53,635	(389)
Net income/(loss)	22,576	19,165	628	45,379	(4,099)
Less: Net loss attributable to noncontrolling interest	(1,832)	(1,725)	(900)	(39)	(1,031)
Net loss from continuing operations attributable to ordinary shareholders of China Digital TV Holding Co., Ltd	(7,536)	(15,827)	(14,627)	(7,226)	(2,679)
Net income/(loss) from discontinued operations attributable to ordinary shareholders of China Digital TV Holding Co., Ltd	31,944	36,717	16,155	52,644	(389)
Net income/(loss) attributable to ordinary shareholders of China Digital TV Holding Co., Ltd	$24,408	$20,890	$1,528	$45,418	$(3,068)
Earnings/(loss) per share data – basic and diluted:
Net loss from continuing operations attributable to ordinary shareholders of China Digital TV Holding Co., Ltd:	$(0.13)	$(0.27)	$(0.24)	$(0.12)	$(0.04)
Net income/(loss) from discontinued operations attributable to ordinary shareholders of China Digital TV Holding Co., Ltd:	0.54	0.62	0.27	0.87	(0.01)
Net income/(loss) attributable to ordinary shareholders of China Digital TV Holding Co., Ltd:	$0.41	$0.35	$0.03	$0.75	$(0.05)
Cash dividends declared per share	$-	$0.50	$-	$0.20	$1.50
Weighted average shares outstanding, basic and diluted:	59,111,594	59,369,708	59,968,346	60,199,096	62,372,111
Consolidated Balance Sheet Data:
Total current assets	$139,953	$130,154	$121,873	$126,585	$33,784
Total assets	148,806	139,111	130,750	127,971	33,784
Total liabilities	37,834	37,084	28,944	4,900	4,802
Total China Digital TV Holding Co., Ltd shareholders' equity	110,036	101,462	101,480	119,610	26,136
Noncontrolling interest	936	565	326	3,461	2,846
Total liabilities and equity	$148,806	$139,111	$130,750	$127,971	$33,784

Exchange Rate Information

Our business is primarily conducted in China and substantially all of our revenues are denominated in Renminbi. We present our historical consolidated financial statements in U.S. dollars. In addition, solely for the convenience of the reader, this annual report contains translations of certain Renminbi amounts into U.S. dollars at specific rates. For January 1, 2013 and all later dates and periods, the exchange rate refers to the exchange rate as set forth in the H.10 statistical release of the Federal Reserve Board. Unless otherwise indicated, conversions of Renminbi into U.S. dollars in this annual report are based on the exchange rate on December 31, 2017. We make no representation that any Renminbi amounts could have been, or could be, converted into U.S. dollars or vice versa, as the case may be, at any particular rate, the rates stated below, or at all. For a detailed explanation of the risk of currency rate fluctuations, please see "Item 3. Key Information—D. Risk Factors—Risks Relating to the People's Republic of China—Fluctuations in exchange rates could result in foreign currency exchange losses." The PRC government imposes controls over its foreign currency reserves in part through direct regulation of the conversion of Renminbi into foreign exchange and through restrictions on foreign trade.

On April 13, 2018, the daily exchange rate reported by the Federal Reserve Board was RMB 6.2725 to US$1.00. The following table sets forth additional information concerning exchange rates between Renminbi and U.S. dollars for the periods indicated. These rates are provided solely for your convenience and are not necessarily the exchange rates that we use in this annual report or will use in the preparation of our future periodic reports or any other information to be provided to you.

	RMB per US$1.00
	High	Low
October 2017	6.6533	6.5712
November 2017	6.6385	6.5967
December 2017	6.6210	6.5063
January 2018	6.5263	6.2841
February 2018	6.3471	6.2649
March 2018	6.3565	6.2685
April 2018 (through April 13, 2018)	6.3045	6.2655

The following table sets forth the average exchange rates between Renminbi and U.S. dollars for each of 2013, 2014, 2015, 2016 and 2017 calculated by averaging the exchange rates on the last day of each month during each of the relevant years.

Average Exchange Rate

RMB per US$ 1.00
2013	6.1412
2014	6.1704
2015	6.2869
2016	6.6549
2017	6.7350

B.	Capitalization and Indebtedness

Not Applicable.

C.	Reasons for the Offer and Use of Proceeds

Not Applicable.

D.	Risk Factors

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

The revenues for continuing operations generated by our top three customers for a particular year as a percentage of our total revenues decreased from 71.1% in 2015 to 54.9% in 2017. We currently still derive, and we expect to continue to derive, a significant portion of our revenues from a limited number of customers, although the particular customers may vary from period to period. As cloud-based application platforms, or cloud platforms, are still at the developing stage in the PRC, our major clients are large television and telecommunication network operators who are launching cloud services and need to establish their networks based on our platforms. If a customer terminates its relationship with us, our revenues and net loss could increase significantly and, as a result, our financial condition and results of operations could be materially and adversely affected.

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

Our operating results may fluctuate significantly, which could materially and adversely affect the price of our ADSs.

Our operating results have fluctuated significantly in the past and are likely to continue to fluctuate significantly in the future. Such fluctuation may be a result of a number of factors, many of which are outside of our control. Our cost of revenues and operating expenses may also fluctuate. As a result, you may not be able to rely on period-to-period comparisons of our operating results as an indication of our future performance. In addition, our actual results may differ from market expectations, which may cause the price of our ADSs to decline significantly.

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

As an SEC registrant, we will continue to incur the expenses of complying with relevant reporting requirements.

We remain an SEC registrant and continue to comply with the applicable reporting requirements of the Exchange Act, which includes the filing with the SEC of periodic reports and other documents relating to our business, financial condition and other matters, even though compliance with such reporting requirements is economically burdensome.

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

A defect, error or performance problem with our software or technology could interfere with, or cause a critical component of, one or more of our customers' systems to fail for a period of time. Any negligence or error of our employees in the course of their performance of system integration, upgrade or maintenance services for our customers may also cause malfunctioning, suspension or failure of our customers' systems. Occurrence of such incidents could result in claims for substantial damages against us, regardless of whether we are responsible for such failure. Any claim brought against us could be expensive to defend and require the expenditure of a significant amount of resources, regardless of whether we prevail. In addition, we do not currently maintain any product or business liability insurance. Although we have not experienced any such material interference or failure in the past, our potential exposure to this risk may increase as sales of our products and customer demand for our upgrade or maintenance services grow.Any future problem in this area could cause severe customer service problems and reputational damage.

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

Most of our business operations, all our research and development activities and our corporate headquarters are concentrated within a single facility that we lease in Beijing, PRC. As we do not maintain back-up facilities, we rely on this facility for the continued operation of our business. In addition, we currently do not maintain any business disruption or similar insurance coverage. A major earthquake, fire or other catastrophic event that results in the destruction of or significant disruption to, the facility could severely affect our ability to complete sales or conduct other normal business operations, which would materially reduce our revenues and increase net loss.

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

In connection with the audit of our consolidated financial statements as of and for the fiscal year ended December 31, 2016, we and our independent registered public accounting firm identified a material weakness in internal controls over financial reporting related to insufficient accounting personnel with appropriate U.S. GAAP knowledge for accounting, presentation and disclosure of complex unusual transactions. Under standards established by the Public Company Accounting Oversight Board, a material weakness is a deficiency, or combination of deficiencies, in internal controls over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis.

In 2017, we took measures to address the material weakness identified above. We have designed and implemented more robust financial reporting and management controls for complex and unusual transactions going forward. In connection with the audit of our financial statements for the fiscal year ended December 31, 2017, we did not identify any material weakness in our internal controls and our financial reporting. There can be no assurance, however, that material weaknesses or significant deficiencies in our internal controls over financial reporting will not arise in the future. If material weaknesses or significant deficiencies in our internal controls over financial reporting are discovered or occur in the future, our consolidated financial statements may contain material misstatements, and we could be required to restate our audited consolidated financial statements. This could cause investors to lose confidence in our reported financial information, harm our results of operations and lead to a significant decline in the trading price of our ADSs. Furthermore, ineffective internal controls over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from the stock exchange on which we list, regulatory investigations and sanctions.

We may need additional capital and we may not be able to obtain it.

In order for us to grow, remain competitive, develop new products and services, expand our customer base and carry out acquisitions, we may seek to obtain additional capital in the future through selling additional equity or debt securities or obtaining a credit facility. Our ability to obtain additional capital in the future is subject to a variety of uncertainties, including:

·	our future financial condition, results of operations and cash flows;

·	conditions in the United States and other capital markets in which we may seek to raise funds;

·	investors' perception of, and demand for, securities of digital television components and related companies; and

·	economic, political and other conditions in the PRC and elsewhere.

We may be unable to obtain additional capital in a timely manner or on acceptable terms or at all. Furthermore, the additional issuances of equity securities may result in significant dilution to our shareholders. The incurrence of debt would result in increased interest expense and could require us to agree to operating and financial covenants that would restrict our operations.

We believe that we were classified as a passive foreign investment company, or PFIC, in 2017, and we believe we had been classified as a PFIC in certain prior years, which could result in adverse United States federal income tax consequences to U.S. holders of our ADSs and may result in additional adverse United States federal income tax consequences to such holders in subsequent years.

Based on the market price of our ADSs and the composition of our assets, including the retention of a substantial amount of cash, we believe that we were a PFIC for United States federal income tax purposes for our taxable year ended December 31, 2017, and there is a significant risk that we will be a PFIC for our current taxable year ending December 31, 2018 unless the market price of our ADSs increases and/or we invest a substantial amount of the cash and other passive assets we hold in assets that produce or are held for the production of active income. In addition, it is possible that one or more of our subsidiaries may be or become classified as a PFIC for United States federal income tax purposes. It should be noted that we believe that we have been treated as a PFIC with respect to certain, but not all, prior taxable years. Unless certain elections are made, a U.S. holder, as defined in "Item 10. Additional Information—E. Taxation—United States Federal Income Taxation", that owns stock in a corporation treated as a PFIC will continue to be treated as owning stock in a PFIC even if the corporation is no longer treated as a PFIC with respect to a particular taxable year. If a U.S. holder acquired ADSs in a year when we were not treated as a PFIC but continues to own such ADSs in a year when we were treated as a PFIC, such U.S. holder would generally be treated as owning stock in a PFIC for such later year and all future years unless certain elections are made.

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

In any taxable year in which we are classified as a PFIC or you are treated as owning stock in a PFIC, and you are a U.S. holder of our ADSs or shares, you will generally be taxed at higher ordinary income rates, rather than lower capital gain rates, if you dispose of our ADSs or shares for a gain, even if we are not a PFIC in the year of disposition. In addition, a portion of the tax imposed on your gain would be increased by an interest charge if you dispose of our ADSs or shares in a year after the first year in which we were treated as a PFIC that you hold our ADSs or shares. Similar treatment would apply if you receive distributions from us that are characterized as "excess distributions." Moreover, you will not be able to benefit from any preferential tax rate with respect to any dividend distribution that you may receive from us in a year in which we are a PFIC or in the following year. Finally, you will also be subject to special United States federal income tax reporting requirements. For more information on the United States federal income tax consequences to you that would result from our classification as a PFIC, see "Item 10. Additional Information—E. Taxation—United States Federal Income Taxation—PFIC Rules." You should consult your tax advisor regarding the application of the PFIC rules to your investment in our ADSs or shares.

Our bank accounts are not fully insured or similarly protected against loss.

As of December 31, 2017, approximately 93.4% of our bank deposits were placed with two commercial banks in the PRC. Applicable PRC laws did not require that banks provide deposit insurance or similar protections to depositors in the PRC until the State Council promulgated the Regulations on Deposit Insurance in February 2015, which became effective on May 1, 2015. The maximum reimbursement limit for all the principal and interest of the deposits in all the insured deposit accounts opened by one depositor with one insured bank is currently set at RMB500,000, which amount may be adjusted by the competent government authorities. As a result, our bank accounts with deposits in excess of RMB500,000 are not fully insured or similarly protected. If a commercial bank with which we have placed our cash deposits becomes insolvent, or if we are otherwise unable to withdraw funds, we may be unable to recover the cash on deposit with that bank for amounts in excess of RMB500,000. As a result, our liquidity and cash flows, as well as financial condition and results of operations, could be materially and adversely affected.

Certain of our existing shareholders have substantial influence over our company and their interests may not be aligned with the interests of our other shareholders.

As of March 31, 2018, our largest shareholder, Mr. Jianhua Zhu, beneficially owned approximately 35.64% of our outstanding shares. Accordingly, Mr. Jianhua Zhu will have significant influence in determining the outcome of any corporate transaction or other matter submitted to the shareholders for approval, including mergers, consolidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions. He will also have the power to prevent or cause a change in control. In addition, without his consent, we could be prevented from entering into transactions that could be beneficial to us. Mr. Jianhua Zhu may cause us to take actions that are opposed by other shareholders as his interest may differ from the interests of our other shareholders. See "Item 7. Major Shareholders and Related Party Transactions" for more information regarding the share ownership of our officers, directors and significant shareholders.

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

The PRC is facing a continued slowdown in economic growth. China's annual gross domestic product growth rate in 2017 was 6.9%, which remained relatively stable compared to 6.7% in 2016 and 6.9% in 2015. This slowdown could cause a slowdown or decline in investment in cable television networks, which, in turn, may result in a reduction of demand for our products and services and thus materially reduce our revenues.

Uncertainties in the interpretation and enforcement of PRC laws, rules and regulations could limit the legal protections available to you and us.

The PRC legal system is a civil law system based on written statutes. Unlike common law systems, it is a system in which legal decisions have limited value as precedents. In 1979, the PRC government began to promulgate a comprehensive system of laws and regulations governing economic matters in general. The overall effect of legislation over the past three decades has significantly increased the protections afforded to various forms of foreign or private-sector investment in the PRC. Beijing Cyber Cloud Co., Ltd., or Cyber Cloud, is a foreign-invested enterprise, or FIE, and is subject to laws, rules and regulations applicable to foreign investment in the PRC as well as laws, rules and regulations applicable to FIEs. These laws, rules and regulations change frequently, and their interpretation and enforcement involve uncertainties. For example, we may have to resort to administrative and court proceedings to enforce the legal protections that we enjoy either by law or contract. However, since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory and contractual terms, it may be more difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we enjoy than in more developed legal systems. These uncertainties may also impede our ability to enforce the contracts we have entered into, and materially impair our business and operations.

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

Under SAFE Notice 37, a "special purpose vehicle" refers to an offshore entity directly established or indirectly controlled by PRC residents for the purpose of seeking offshore equity financing or making offshore investment, using legitimate domestic or offshore assets or interests owned by such PRC residents, while "round trip investment" refers to the direct investment in China by such PRC residents through the "special purpose vehicles," including, without limitation, establishing FIEs and using such FIEs to purchase or control onshore assets through contractual arrangements. SAFE Notice 37 and the Notice on Further Simplifying and Improving Foreign Exchange Policy on Direct Investment, or SAFE Notice 13, effective as of June 1, 2015, require that, before making a contribution into a "special purpose vehicle," PRC residents are required to complete a foreign exchange registration with qualified banks for their overseas investments. In addition, PRC residents are required to update their previously filed registrations with respect to such special purpose vehicles to reflect any material change, such as any change of basic information (including change of such PRC residents, name and operation term), increases or decreases in investment amounts, transfers or exchanges of shares, and mergers or divisions. The qualified banks, under the supervision of the SAFE, will directly examine the applications and conduct the registration. If a PRC resident fails to make the required SAFE registration or update the previously filed registration, the PRC subsidiaries of such offshore parent company may be prohibited from making distributions of profit to the offshore parent and from paying the offshore parent proceeds from any reduction in capital, share transfer or liquidation in respect of the PRC subsidiaries. Furthermore, failure to comply with the various SAFE registration requirements described above could result in liability under PRC law for foreign exchange evasion.

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

In addition, certain foreign exchange transactions under the capital account are still subject to limitations and require approvals from, or registration with, the SAFE (or qualified banks designated by it) and other relevant PRC government authorities. In particular, any loans to Cyber Cloud or its subsidiaries are subject to PRC regulations and approvals. For example, loans by us to Cyber Cloud, an FIE, cannot exceed statutory limits and must be registered with the SAFE or its local counterpart.

This could affect our subsidiaries' ability to obtain foreign exchange through debt or equity financing, including by means of loans or capital contributions from us.

Fluctuations in exchange rates could result in foreign currency exchange losses.

Assubstantially all of our operating revenues are denominated in Renminbi and the net proceeds from our initial public offering are denominated in U.S. dollars, fluctuations in exchange rates between U.S. dollars and Renminbi will affect the relative purchasing power of these proceeds and our balance sheet and earnings per share in U.S. dollars. Appreciation or depreciation in the value of the Renminbi relative to the U.S. dollar would affect our financial results reported in U.S. dollar terms without giving effect to any underlying change in our business, financial condition or results of operations. Since July 2005, the Renminbi is no longer pegged solely to the U.S. dollar. Instead, the Renminbi is reported to be pegged against a basket of currencies, determined by the People's Bank of China, against which it can rise or fall by as much as 0.3% each day. This permitted floating range was increased to 0.5% in May 2007 and was further increased to 2.0% in March 2014. The Renminbi may appreciate or depreciate significantly in value against the U.S. dollar in the long term, depending on the fluctuation of the basket of currencies against which it is currently valued, or it may be permitted to enter into a full float, which may also result in a significant appreciation or depreciation of the Renminbi against the U.S. dollar. Fluctuations in the exchange rate will also affect the relative value of dividends, if any, payable on our ordinary shares in U.S. dollar terms and the value of any U.S. dollar-denominated investments we make in the future. In addition, since substantially all of our operating revenues and cost of revenues are denominated in Renminbi, fluctuations in the exchange rate could also impact our financial condition and results of operations.

Very limited hedging transactions are available in the PRC to reduce our exposure to exchange rate fluctuations. We did not enter into any hedging transactions in 2015, 2016 or 2017. While we may decide to enter into hedging transactions in the future, the availability and effectiveness of hedging transactions may be limited and we may not be able to successfully hedge our exposure at all. In addition, our currency exchange losses may be magnified by PRC exchange control regulations that restrict our ability to convert Renminbi into foreign currency.

The discontinuation of any of the preferential tax treatments or the financial incentives currently available to us in the PRC could materially and adversely affect our business, financial condition, results of operations and prospects.

The PRC government has provided various incentives to our PRC subsidiaries. These incentives include reduced enterprise income tax rates and value-added tax, or VAT refunds. For example, Cyber Cloud obtained its High-and-New Technology Enterprise, or HNTE certificate and qualified for a preferential tax rate of 15% (against the standard income tax rate of 25%) since 2014. In October 2017, Cyber Cloud renewed its HNTE certificate and was entitled for a preferential tax rate of 15% for another three years from 2017 to 2019. Furthermore, for certain software-related products that are qualified as "software products" by PRC tax authorities, we received tax refunds which effectively reduce the applicable VAT rate from 17% to 3%.

Cyber Cloud must meet a number of financial and non-financial criteria in order to continue to qualify for the above tax incentives. For example, in order to be able to enjoy the preferential income tax rate of 15%, Cyber Cloud must be qualified as "high-and-new technology enterprises strongly supported by the State" under the PRC Enterprise Income Tax Law, or the EIT Law, which took effect on January 1, 2008 and was amended on February 24, 2017. Moreover, the PRC government could determine at any time to eliminate or reduce the scale of such preferential tax policies. See "Item 5. Operating and Financial Review and Prospects—A. Operating Results—Taxes and Incentives—PRC."

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

Pursuant to the EIT Law and Enterprise Income Tax Law Implementation Rules, or the Implementation Rules, enacted by the State Council on December 6, 2007 and which became effective on January 1, 2008, an enterprise established under the laws of a foreign country or region whose "de facto management body" is located within the PRC territory is considered a resident enterprise and will generally be subject to the enterprise income tax at the rate of 25% on its global income as well as PRC enterprise income tax reporting obligations. According to the Implementation Rules, "de facto management body" refers to a managing body that exercises, in substance, overall management and control over the production and business, personnel, accounting and assets of an enterprise. The SAT issued the Notice on Issues Relating to Determination of Chinese-Controlled Offshore Enterprises as PRC Resident Enterprises by Applying the "De Facto Management Body" Test, or SAT Notice 82, on April 22, 2009, which was amended in January 2014 and in December 2017. SAT Notice 82 provides for certain specific criteria for determining whether the "de facto management body" of a Chinese-controlled offshore enterprise is located in the PRC. In addition, on July 27, 2011, the SAT issued the Administrative Measures of Enterprise Income Tax of Chinese-Controlled Offshore Resident Enterprises (Trial), or SAT Bulletin 45, which became effective on September 1, 2011, to provide guidance on the implementation of SAT Notice 82. SAT Bulletin 45 clarifies certain issues relating to: (i) the determination procedures of PRC resident enterprise status; and (ii) tax registration and other related procedures for PRC resident enterprises. SAT Bulletin 45 also provides that if an offshore PRC resident enterprise presents a copy of the PRC tax resident determination certificate issued by the competent tax authorities to a payer of PRC-sourced dividends, interest, royalties and other income, such payer shall not withhold income tax on these payments to the offshore PRC resident enterprise. Although each of SAT Notice 82 and SAT Bulletin 45 provides that it only applies to offshore enterprises controlled by PRC enterprises, not those controlled by PRC individuals, like our company, it is generally believed that the determining criteria set forth therein very likely reflect the SAT's general position as to how the "de facto management body" test should be applied to determine the tax residency of all offshore enterprises, regardless of whether they are controlled by PRC enterprises or individuals. With reference to the criteria set forth in SAT Notice 82, we believe that we are not a PRC resident enterprise. However, if we were considered a PRC resident enterprise, although dividends we receive from our PRC operating subsidiary would be exempt from PRC withholding tax, we would be subject to the enterprise income tax at the rate of 25% on our global income as well as PRC enterprise income tax reporting obligations. In such case, our profitability and cash flow would be materially reduced as a result of our global income being taxed under the EIT Law.

If we are considered as a non-resident enterprise under the EIT Law, we will not be subject to the enterprise income tax at the rate of 25% on our global income. In such case, however, dividends we receive from our PRC subsidiary will be subject to a PRC withholding tax, the standard rate of which is 10% and may be reduced by an applicable tax treaty, under the 2008 EIT Law. According to the Arrangement for Avoidance of Double Taxation on Income and Prevention of Tax Evasion entered into between the PRC and Hong Kong in August 2006, as amended, dividends paid by a PRC FIE to its shareholder in Hong Kong are generally subject to a 5% PRC withholding tax, subject to satisfaction of certain conditions and requirements, compared to the standard 10% PRC withholding tax under the EIT Law. In February 2018, the SAT issued the Announcement Regarding Recognition of Beneficial Owners under Tax Treaties, or the SAT Announcement 9, which will become effective from April 1, 2018 and supersede SAT Notice 601 issued by the SAT on October 27, 2009 and SAT Announcement 30 released by the SAT on June 29, 2012. Pursuant to SAT Announcement 9, non-resident enterprises that cannot provide valid supporting documents as “Beneificial Owners” may not be approved to enjoy tax treaty benefits. “Beneficial Owners” are residents who have ownership and the right to dispose of the income or the rights and properties giving rise to the income. These rules also set forth certain adverse factors against the recognition of a “Beneficial Owner”, such as not carrying out substantive business activities. Whether a non-resident enterprise may obtain tax benefits under the relevant tax treaty will be subject to approval of the relevant PRC tax authority and will be determined by the PRC tax authority on a case-by-case basis. SAT Announcement 9 further provides that a comprehensive analysis should be made when determining the beneficial owner status based on various factors supported by documents including the articles of association, financial statements, records of cash movements, board meeting minutes, board resolutions, staffing and materials, relevant expenditures, functions and risk assumption as well as relevant contracts and other information. Currently we indirectly hold the equity interest of our PRC subsidiaries through China Super Media Holdings Limited, or CSM Holdings, a wholly owned subsidiary incorporated in Hong Kong. As a result, to the extent we are considered as a non-resident enterprise and CSM Holdings is not recognized as a qualified beneficial owner under the relevant tax treaty, dividends we receive from our PRC subsidiaries, if any, will be subject to the standard rate of 10%. Such withholding tax will increase our tax burden and reduced the amount of cash available to our Company.

Dividends payable by us to our non-PRC shareholders and ADS holders, and gains on the sales of our ordinary shares or ADSs, may be subject to withholding taxes under PRC tax laws, which may materially reduce the value of your investment.

The EIT Law and the Implementation Rules, both of which became effective on January 1, 2008, provide that an income tax rate of 10% (which may be reduced by the relevant tax treaties between the PRC and other jurisdictions) will generally be applicable to dividends payable to non-resident enterprises, which do not have an establishment or place of business in the PRC or whose establishment or place of business in the PRC has no connection with the dividends, to the extent such dividends are derived from sources within the PRC and paid out of distributable profits accumulated on or after January 1, 2008. In addition, any gain realized on the transfer of shares by non-resident enterprises is also subject to the 10% income tax if such gain is regarded as income derived from sources within the PRC, unless the applicable tax treaties provide for an alternative withholding arrangement. Furthermore, dividends payable to non-PRC individual investors and any gain realized on the transfer of our ADSs or ordinary shares by such non-PRC individual investors may be subject to PRC income tax at a rate of 20% (which may be reduced or exempted by the relevant tax treaties between the PRC and other jurisdictions).

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

On February 3, 2015, the State Administration of Tax issued a Public Notice Regarding Certain Corporate Income Tax Matters on Indirect Transfer of Properties by Non-Tax Resident Enterprises, or Public Notice 7, which partially replaced and supplemented previous rules under the Notice on Strengthening Administration of Enterprise Income Tax for Share Transfers by Non-PRC Resident Enterprises, or Circular 698, issued by the State Administration of Taxation on December 10, 2009. Public Notice 7 extends its tax jurisdiction to not only indirect transfers set forth under Circular 698 but also transactions involving transfer of other taxable assets, through the offshore transfer of a foreign intermediate holding company Public Notice 7 also brings challenges to both the foreign transferor and transferee (or other person who is obligated to pay for the transfer) of the taxable assets. Where a non-resident enterprise conducts an "indirect transfer" by transferring the taxable assets indirectly by disposing of the equity interests of an overseas holding company, the non-resident enterprise being the transferor, or the transferee, or the PRC entity which directly owned the taxable assets may report to the relevant tax authority such indirect transfer. Using a "substance over form" principle, the PRC tax authority may disregard the existence of the overseas holding company if it lacks a reasonable commercial purpose and was established for the purpose of reducing, avoiding or deferring PRC tax. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax, and the transferee or other person who is obligated to pay for the transfer is obligated to withhold the applicable taxes, currently at a rate of 10% for the transfer of equity interests in a PRC resident enterprise. Both the transferor and the transferee may be subject to penalties under PRC tax laws if the transferee fails to withhold the taxes and the transferor fails to pay the taxes. Nevertheless, Public Notice 7 has introduced safe harbors for internal group restructurings and the purchase and sale of equity through a public securities market.

On October 17, 2017, the State Administration of Tax issued the Announcement on Issues Relating to Withholding at Source of Income Tax of Non-Resident Enterprises, or SAT Bulletin 37, which came into effect on December 1, 2017 and concurrently abolished Circular 698. The SAT Bulletin 37 further clarifies the practice and procedure of the withholding of non-resident enterprise income tax.

We face uncertainties on the reporting and consequences on future private equity financing transactions, share exchange or other transactions involving the transfer of shares in our company by investors that are non-PRC resident enterprises, or sale or purchase of shares in other non-PRC resident companies or other taxable assets by us. We and our non-resident enterprises may be subject to filing obligations or being taxed if we and our non-resident enterprises are transferors in such transactions, and may be subject to withholding obligations if we and our non-resident enterprises are transferees in such transactions, under Public Notice 7 and/or SAT Bulletin 37. For the transfer of shares in our company by investors that are non-PRC resident enterprises, our PRC subsidiaries may be requested to assist in the filing under Public Notice 7 and/or SAT Bulletin 37. As a result, we may be required to expend valuable resources to comply with Public Notice 7 and/or SAT Bulletin 37. or to request the relevant transferors from whom we purchase taxable assets to comply with these circulars, or to establish that we and our non-resident enterprises should not be taxed under these circulars, which may have a material adverse effect on our financial condition and results of operations.

The PRC tax authorities have the discretion under Public Notice 7 and/or SAT Bulletin 37 to make adjustments to the taxable capital gains based on the difference between the fair value of the taxable assets transferred and the cost of investment. If we are considered a non-resident enterprise under the EIT Law and if the PRC tax authorities make adjustments to the taxable income of the transactions under Public Notice 7 and/or SAT Bulletin 37, our income tax costs associated with such potential acquisitions will be increased, which may have an adverse effect on our financial condition and results of operations.

The M&A Rules and other recent PRC laws, rules and regulations have established more complex procedures for acquisitions conducted by foreign investors, which could make it more difficult for us to pursue growth through acquisitions.

The M&A Rules established certain procedures and requirements that could make mergers and acquisitions by foreign investors in China more time-consuming and complex. In addition, PRC national security review rules, which became effective on September 1, 2011, subject acquisitions by foreign investors of PRC companies that conduct business in military-related or certain other industries that are crucial to national security to a security review before the consummation of any such acquisition. Furthermore, the PRC Anti-Monopoly Law, which became effective on August 1, 2008, requires, among other things, that the MOFCOM be notified in advance of any change-of-control transaction in which a foreign investor acquires control of a PRC domestic enterprise or a foreign company with substantial PRC operations, if certain thresholds set forth in the Provisions on Thresholds for Prior Notification of Concentrations of Undertakings issued by the State Council on August 3, 2008 are triggered.

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

Our independent registered public accounting firm may be temporarily suspended from practicing before the SEC if unable to continue to satisfy SEC investigation requests in the future. If a delay in completion of our audit process occurs as a result, we could be unable to timely file certain reports with the SEC.

We have substantially all of our operations in China and our independent registered public accounting firm is located in China.

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

If the settlement terms are not adhered to, our independent registered public accounting firm may be suspended from practicing before the SEC which could in turn delay the timely filing of our financial statements with the SEC. In addition, it could be difficult for us to timely identify and engage another qualified independent registered public accounting firm to replace our current one. A delinquency in our filings with the SEC may result in SEC initiating procedures, which could adversely harm our reputation and have other material adverse effects on our overall growth and prospects.

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

Risks Relating to the ADSs

Our ADSs were delisted from the NYSE and are now quoted on the OTC Markets, which have limited the liquidity and price of the ADSs.

Our ADSs began quotation on the OTC Markets on May 16, 2017, when its trading on NYSE were halted, and were removed from listing on the NYSE on October 25, 2017. Although we remain as an SEC registered company and will continue to file our annual report on Form 20-F, the liquidity of the OTC Markets is very limited and many institutions are prohibited from transacting in securities in the OTC Markets. Volatility in the price of our ADSs may be caused by factors outside of our control and may be unrelated or disproportionate to changes in our results of operation.

The trading price of our ADSs has been and may continue to be volatile, which could result in substantial losses to you.

The trading price of our ADSs has been volatile and subject to wide fluctuations. Since October 5, 2007, the closing prices of our ADSs have ranged from US$0.14 to US$51.08 per ADS and the last reported sale price of our ADSs on April 19, 2018 was US$0.14. Our ADSs may continue to fluctuate in response to various factors beyond our control. The financial markets in general, and the market prices for many other PRC companies listed on stock exchanges in the United States in particular, have experienced extreme volatility. These broad market and industry factors may significantly affect the market price and volatility of our ADSs, regardless of our actual operating performance.

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

As of March 31, 2018, options to purchase an aggregate of 707,405 ordinary shares had been granted and were outstanding under the 2005 Stock Incentive Plan, the 2008 Stock Incentive Plan, the 2010 Stock Incentive Plan and the 2012 Stock Incentive Plan. For a description of these plans, see "Item 6. Directors, Senior Management and Employees—B. Compensation of Directors and Senior Officers—Share Options." The exercise of those options would result in a reduction in the percentage of ownership of the holders of ordinary shares and of ADSs, and therefore would result in a dilution in the earnings per ordinary share and per ADS.

You may face difficulties in protecting your interest, and your ability to protect your rights through the United States federal courts may be limited, because we are incorporated under Cayman Islands law.

Our corporate affairs are governed by our Second Amended and Restated Memorandum and Articles of Association, as amended, the Cayman Islands Companies Act and the common law of the Cayman Islands. The rights of shareholders to take action against the directors and actions by minority shareholders are to a large extent governed by the common law of the Cayman Islands. Cayman Islands law in this area may not be as established and may differ from provisions under statutes or judicial precedent in existence in the United States. As a result, our public shareholders may face different considerations in protecting their interests in actions against our management or directors than would shareholders of a corporation incorporated in a jurisdiction within the United States.

The rights of shareholders and the responsibilities of management and members of the board of directors under Cayman Islands law, such as in the areas of fiduciary duties, are different from those applicable to a company incorporated in a jurisdiction of the United States. For example, the Cayman Islands courts are unlikely:

·	to recognize or enforce against us judgments of courts of the United States based on the civil liability provisions of United States federal securities laws; and

·	in original actions brought in the Cayman Islands, to impose liabilities against us based on the civil liability provisions of United States federal securities laws that are penal in nature.

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

Under the deposit agreement for our ADSs, the depositary will give us a discretionary proxy to vote our ordinary shares underlying your ADSs at shareholders' meetings if you do not vote, unless:

·	we have failed to timely provide the depositary with our notice of meeting and related voting materials;

·	we have instructed the depositary that we do not wish a discretionary proxy to be given;

·	we have informed the depositary that there is substantial opposition as to a matter to be voted on at the meeting;

·	a matter to be voted on at the meeting would have a material adverse impact on shareholders; or

·	voting at the meeting is made on a show of hands.

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

Our holding company, China Digital TV Holding Co., Ltd., was incorporated as an exempted limited liability company on April 19, 2007 under the laws of the Cayman Islands. We are headquartered in Beijing, China, and provide cloud platforms, with gaming and other applications embedded, to PRC digital television and telecommunication network operators, enabling them to bring these applications to household television sets and other mobile devices.

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

In March 2004, China Digital TV Technology Co., Ltd., or CDTV BVI, was incorporated as a holding company in the British Virgin Islands, or BVI. Following the establishment of CDTV BVI, we restructured our operations by establishing Beijing Super TV, a limited liability company under the PRC law and a wholly owned subsidiary of CDTV BVI, on May 31, 2004. In April 2007, a new holding company, CDTV Holding, was established in the Cayman Islands. In May 2007, CDTV BVI executed a 40-for-1 share split of its ordinary shares and Series A preferred shares. Following this share split, the shareholders of CDTV BVI exchanged all of their shares of CDTV BVI for shares of CDTV Holding in proportion to their percentage interest in CDTV BVI, as a result of which CDTV BVI became a wholly owned subsidiary of CDTV Holding.

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

Since December 2007, new entities have been established or acquired in the PRC to offer new solutions and products, including Beijing Novel-Super Media Investment Co., Ltd., or N-S Media Investment, Beijing Joysee Technology Co., Ltd., or Joysee, Beijing Xinsi Yijia Technology Co., Ltd., or Xinsi Yijia and Beijing Shibo Qihang Technology Co., Ltd., or Shibo Qihang.

To facilitate the sale of our products in the overseas market, CSM Holdings was established in Hong Kong in February 2008.

N-S Investment Holdings Co., Ltd., or N-S Investment Holdings, and Cyber Cloud were incorporated in the PRC as subsidiaries of our company in July 2010 and Juanuary 2011, respectively. In June 2014, N-S Investment Holdings was renamed Beijing N-S Information Technology Co., Ltd., or N-S Information Technology,

In May 2016, certain key employees made a cash investment in Beijing Super TV in return for 9.91% of the outstanding equity interest in Beijing Super TV. As a result, the equity interest of Beijing Super TV held by the Company was diluted to 90.09%.

Beijing Super TV and its wholly owned subsidiary, Beijing Novel-Super Digital TV Technology Co., Ltd., or N-S Digital TV, or collectively Super TV, which operate our discontinued CA and CA-related businesses, represented a substantial portion of our business until the sale of all the equity interest in Beijing Super TV by Golden Benefit, for RMB610 million, or the Super TV Disposition, under a definitive equity transfer agreement, or the Equity Transfer Agreement, entered into between Golden Benefit and Changxing Bao Li Rui Xin Technology Co., Limited, or Bao Li, in December 2016, as followed by a supplemental agreement on December 26, 2016. Bao Li paid the consideration in Renminbi to a PRC subsidiary of the Company on December 27, 2016 and Beijing Super TV completed the legal registration update of its shareholder information with the relevant PRC governmental authorities on December 29, 2016. As a result, from December 29, 2016, the Company no longer retained power of control over Beijing Super TV.

In April 2017, Nanjing Yunyao Shibo Information Technology Co., Ltd., or Nanjing Yunyao, was incorporated in the PRC as a wholly owned subsidiary of Cyber Cloud.

Our ADSs were removed from listing on NYSE on October 25, 2017 because, in the opinion of NYSE, our ADSs are no longer suitable for continued listing and trading on NYSE. NYSE took this action pursuant to Section 802.01D of the NYSE Listed Company Manual which states, in part, that NYSE may commence delisting proceedings when a company has sold or otherwise disposed of its principal operating assets or has ceased to be an operating company. Our ADSs are quoted on the OTC Markets under the symbol "STVVY" as of the date of this annual report.

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

As of December 31, 2017, we have entered into partnership agreements with more than 30 television and telecommunication network operators in Beijing, Shanghai, Guangdong, Jiangsu, Chongqing, Sichuan, Hebei, Xinjiang, Shandong and other provinces. Our cloud platforms cover more than 160 million users, with more than 120 million digital TV users and 40 million IPTV users. We continue to focus on marketing and promotional efforts for our products and services to increase our cloud platform user base. For content offered through our cloud platform, we continue to explore applications outside of games, in fields such as education, online shopping and other forms of entertainment.

In December 2016, we disposed our CA and CA-related business. Accordingly, the relevant operating results have been reclassified as discontinued operations in the consolidated financial statements for all periods presented. The disclosure in this annual report focuses on our continuing operations which consist mainly of cloud platform services, unless otherwise specified.

Our Products and Services

Our core products and services from continuing operations include the following:

·	Cloud platforms

·	Other products and services

Cloud Platforms

Key features of our cloud platforms include:

·	Uniform dissemination: The cross-version compatibility of the platforms preserves the value of past investment into platform development and helps the user base grow rapidly.

·	Uniform media: Different terminals and terminals of different regions can share access to uniform content.

·	Expeditious introduction of new services: The platforms are open-sourced and hence new services can be introduced expeditiously at a lower cost, since there is no need for secondary development.

·	Linear investment input: Level of investment can be increased gradually as the platform coverage expands, thereby reducing the risk of investment.

·	Multi-platform compatibility: The platforms are compatible with smart phones, tablet computers, personal computers, Internet TVs and other devices, facilitating the growth of the platforms' market share.

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

Cloud education: We have launched the interactive education application on the cloud platform, mainly through cloud television programs, for children of age 2 to 10. The content of our programs primarily relates to nursery rhymes, early education, English language education and online drawing.

Cloud VR: Virtual reality, or VR, is a computer-generated scenario that silumates a realistic experience. A person using VR equipment is able to "look around" the artificial world, move around it, and interact with virtual features or items. We provide comprehensive cloud VR services through Cyber Cloud, enabling users to access our cloud server and use various VR applications including VR games, VR edcuation and VR media players, with most of the data processing carried out on the cloud server instead of the user-end. Such technology significantly lowers the user-end hardware and bandwidth requirements, optimizes user experience, promotes the value of cloud VR platform and reduces costs. In 2017, we launched the world's first operator-class cloud VR platform together with our cooperators to provide cloud VR server solutions to network operators.

Operational strategies and customer service systems: We provide operators with a full range of professional operational strategies and a complete system of customer services based on the cloud platform. We perform content integration, data analysis, operation designs, promotion and customer services on the cloud platform.

Other Products and Services

We also provide other products and services to customers, including products and services related to the VR technology and our other newly developed business.

Technical Support and Services

We offer technical support and services for our cloud platform, and other products and services.

As of December 31, 2017, we have a specialized technical support team responsible for technical issues and customer complaints, providing services for both network operators and end users. Our technical service center is located in Beijing to respond to customer requests for information and assistance, provide remote assistance and on-site visits.

Sales and Marketing

As of December 31, 2017, we had 59 full-time sales personnel. We maintain regular contact with our customer base through contacts at industry forums, sales visits and use these opportunities to educate them about digital television systems and cloud platforms. We target operators planning to launch new cloud platform with more frequent contact from our sales and technical personnel. We compensate our sales personnel by means of base salaries and performance bonuses.

Customers

Our primary customers are television and telecommunication network operators. Our top three customers in 2017 were Beijing Gehua CATV Network Co., Ltd., or Gehua, Dawning Information Industry (Beijing) Co., Ltd. and Chongqing Cable TV Network Co., Ltd., which contributed 31.9%, 14.7% and 8.3%, respectively, to our total revenues for that year.

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

More than 30 television network and telecommunication operators in the PRC, including operators located in Beijing, Shanghai, Guangdong, Jiangsu, Chongqing, Sichuan, Hebei, Xinjiang and Shandong, have utilized our cloud technologies.

Suppliers

Our primary suppliers are game developers. We have arrangements with more than 70 game developers, including Shanghai Holyblade Network Technology Co., Ltd and Shanghai Transmension Technology Co., Ltd., to obtain games for our cloud platform.

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

Research and Development

Our success to date has in large part resulted from our strong research and development capabilities. As of December 31, 2017, our research and development team consisted of 54 employees, decreased from 66 as of December 31, 2016, as a result of adjustment and integration of our overall business. Our research and development expenses for continuing operations decreased from US$8.8 million in 2015 to US$5.7 million in 2016, and decreased to US$4.0 million in 2017.

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

Our research and development personnel focus our research on further developing (1) streaming-based cloud computing technology, including the development of streaming technologies based on the Android system and multi-screen compatibility, (2) the cloud plus terminal technologies, including the management and monitoring platforms, metadata analysis platforms and other systems, and (3) the cloud VR technology solutions.

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

As of December 31, 2017, we had a total of 26 patents issued and 10 pending patent applications in the PRC. Our issued patents and pending patent applications relate primarily to cloud computing technologies, encryption and decryption technologies and technologies relating to video processing. We have also completed copyright registration of 35 software programs relating to application of cloud platforms in the PRC.

As of December 31, 2017, we owned 9 trademarks, all of which are registered trademarks. We have seven registered domain names, one of which was filed with the Ministry of Industry and Information Technology, or MIIT, which is cybercloud.com.cn. For information about risks relating to our intellectual property rights, see "Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry."

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

Employees

As of December 31, 2017, 131 employees were engaged in our continuing operations. We have no part-time employees. Substantially all of our employees are located in the PRC.

The table below shows the number of employees categorized by business area and as a percentage of our workforce as of December 31, 2015, 2016 and 2017:

	As of December 31, 2015		As of December 31, 2016		As of December 31, 2017
	Number	%	Number	%	Number	%
Research and development	300	49.2%	66	46.8%	54	41.2%
Technical service	51	8.4	-	-	-	-
Sales and marketing	158	25.9	55	39.0	59	45.0
General and administration	71	11.7	20	14.2	18	13.8
Smart card production	29	4.8	-	-	-	-
Total	609	100.0%	141	100.0%	131	100.0%

As required by applicable PRC regulations, we participate in various employee benefit plans that are organized by municipal and provincial governments, including housing, pension, medical and unemployment benefit plans. We are required under PRC law to make contributions to the employee benefit plans at specified percentages of the salaries, bonuses and certain allowances of our employees, up to a maximum amount specified by the local government from time to time. Members of the retirement plan are entitled to a pension equal to a fixed proportion of the salary prevailing at the member's retirement date. The total contributions made to employee benefit plans for both continuing and discontinued operations in 2015, 2016 and 2017 were approximately US$5.5 million, US$5.0 million and US$1.3 million, respectively. Our employees are not represented by any collective bargaining agreements or labor unions. We believe that we maintain a good working relationship with our employees and we have not experienced any significant labor disputes.

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

Software Products Registrations

The Computer Software Copyright Registration Measures promulgated by the China Copyright Office on February 20, 2002 regulates software copyright registration, exclusive licensing contracts of software copyright and transfer agreements. Although such registration is not mandatory under PRC law, software copyright owners are encouraged to go through the registration process and registered software may receive better protection. As of December 31, 2017, we had 9 registered software products.

Taxes

See "Item 5. Operating and Financial Review and Prospects—A. Operating Results—Taxes and Incentives—PRC."

Foreign Currency Exchange

Foreign currency exchange in the PRC is primarily governed by the following regulations:

·	Foreign Exchange Administration Rules (1996), as amended in 2008; and

·	Regulations of Settlement, Sale and Payment of Foreign Exchange (1996).

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

Under the Regulations of Settlement, Sale and Payment of Foreign Exchange, FIEs may only buy, sell or remit foreign currencies at those banks authorized to conduct foreign exchange business after providing valid commercial documents and, in the case of capital account item transactions, obtaining approval from the SAFE. Capital investments by FIEs outside the PRC are also subject to limitations, which include approvals by the MOFCOM, the SAFE and the National Development and Reform Commission.

On February 13, 2015, the SAFE promulgated the SAFE Notice 13, which became effective on June 1, 2015. Pursuant to SAFE Notice 13, instead of applying for approvals regarding foreign exchange registrations of foreign direct investment and overseas direct investment from the SAFE as required under current laws, entities and individuals will be required to apply for such foreign exchange registrations from qualified banks. The qualified banks, under the supervision of the SAFE, will directly examine the applications and conduct the registration.

On March 30, 2015, the SAFE promulgated the Circular on Reforming Administration of Settlement of Foreign Exchange Capital of Foreign-Invested Enterprises, or Circular 19, which took effect on June 1, 2015. Circular 19 prohibits FIEs from, among other things, using the Renminbi converted from its foreign exchange capital for expenditure outside of its business scope, providing entrusted loans or repaying loans between non-financial enterprises. Any violation of Circular 19 may result in severe penalties, including substantial fines.

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

Dividend Distribution

The principal regulations governing distribution of dividends paid by wholly foreign-owned enterprises include:

·	Wholly Foreign-Owned Enterprise Law (1986), as amended in 2000 and 2016; and

·	Wholly Foreign-Owned Enterprise Law Implementation Rules (1990), as amended in 2001 and 2014.

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

On February 13, 2015, the SAFE promulgated the SAFE Notice 13, which became effective on June 1, 2015. Pursuant to SAFE Notice 37 and SAFE Notice 13, PRC residents are also required to complete amended registrations or filing with qualified banks after any material change in the shareholding or capital of the offshore entity, such as changes of basic information, increases or decreases in investment amount, share transfers or exchanges, and mergers or divisions. The qualified banks, under the supervision of the SAFE, will directly examine the applications and conduct the registration.

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

We completed the initial listing and trading of our ADSs on the NYSE on October 11, 2007. We did not seek CSRC approval in connection with our initial public offering, as we were advised by our PRC counsel that, based on their understanding of the current PRC laws, regulations and rules, because we completed our restructuring before September 8, 2006, the effective date of the M&A Rules, we were not required by the M&A Rules to apply to the CSRC for approval of the listing and trading of our ADSs on a U.S. stock exchange, unless we were clearly required to do so by any rules promulgated in the future. See "Item 3. Key Information—D. Risk Factors—Risks Relating to the People's Republic of China—The approval of the China Securities Regulatory Commission might be required in connection with our initial public offering under certain PRC regulation; failure to obtain this approval, if required, could have a material adverse effect on our business, financial condition, results of operations and reputation as well as the trading price of our ADSs."

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

Among other things, the draft Foreign Investment Law expands the definition of foreign investment and introduces the principle of "actual control" in determining whether an entity should be treated as an FIE. According to the definition set forth in the draft Foreign Investment Law, FIEs shall refer to enterprises established in China pursuant to PRC laws that are solely or partially invested by foreign investors. The draft Foreign Investment Law specifically provides that entities established in China (without direct foreign share ownership) but "controlled" by foreign investors, via contracts or trust, for example, will be treated as FIEs. Once an entity falls within the definition of FIE, it may be subject to foreign investment restrictions or prohibitions set forth in a "negative list" to be separately issued by the State Council at a later date. If the underlying business of an FIE is subject to foreign investment restrictions, it needs to go through a market entry clearance process carried out by the MOFCOM before the FIE can be established. If the underlying business of the FIE is subject to foreign investment prohibitions, it may not enter such business in China. However, an FIE, during the market entry clearance process, may apply in writing to be treated as a PRC domestic enterprise if its foreign investor(s) is/are "controlled" by PRC government authorities and its affiliates and/or PRC citizens. In this connection, "control" is broadly defined in the draft law to cover the following summarized categories: (i) holding 50% of more of the voting rights of the subject entity; (ii) holding less than 50% of the voting rights of the subject entity but having the power to secure at least 50% of the seats on the board or other equivalent decision-making bodies, or having the voting power to exert material influence on the board, the shareholders' meeting or other equivalent decision-making bodies; or (iii) having the power to exert decisive influence, via contractual or trust arrangements, over the subject entity's operations, financial matters or other key aspects of business operations.

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

We are a Cayman Islands holding company and conduct substantially all of our business through our operating subsidiaries in the PRC. We own 100% of the equity interest of CDTV BVI, a BVI holding company, that directly owns 100% of the equity interest of Golden Benefit and CSM Holdings, each a Hong Kong holding company. CSM Holdings directly owns a 100%, 80% and 57.7% equity interest in N-S Information Technology, Shibo Qihang and Cyber Cloud, respectively. N-S Information Technology holds a 76.9%, 100% and 20% equity interest in Joysee, N-S Media Investment and Shibo Qihang, respectively, and Cyber Cloud holds 100% equity interest in Xinsi Yijia and Nanjing Yunyao.

The following diagram illustrates our key corporate structure as of the date of this annual report:

In March 2004, CDTV BVI, was incorporated as a holding company in the BVI. Following the establishment of CDTV BVI, we restructured our operations by establishing Beijing Super TV, a limited liability company under the PRC law and a wholly owned subsidiary of CDTV BVI, on May 31, 2004. In April 2007, a new holding company, CDTV Holding, was established in the Cayman Islands. In May 2007, CDTV BVI executed a 40-for-1 share split of its ordinary shares and Series A preferred shares. Following this share split, the shareholders of CDTV BVI exchanged all of their shares of CDTV BVI for shares of CDTV Holding in proportion to their percentage interest in CDTV BVI, as a result of which CDTV BVI became a wholly owned subsidiary of CDTV Holding.

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

In December 2010, Beijing Super TV and Beijing Yuewu Yuntian Software Technology Ltd., or Yuewu Yuntian, agreed to establish Cyber Cloud in Beijing, which mainly engages in research and development of cloud computing technology based digital video delivery solutions. Beijing Super TV and Yuewu Yuntian contributed RMB45.0 million (US$6.8 million) and RMB5.0 million (US$0.8 million) in cash, representing 90% and 10% of the equity interest in Cyber Cloud, respectively. Cyber Cloud was formally established on January 19, 2011. Pursuant to a series of agreements dated April 30, 2014, Cyber Cloud acquired a 100% equity interest in Xinsi Yijia from Yuewu Yuntian and Beijing Holch Capital Investment Center, or Holch Capital, and in exchange, Yuewu Yuntian and Holch Capital obtained certain non-controlling interests in Cyber Cloud. Moreover, Beijing Super TV transferred its remaining equity interest in Cyber Cloud to CSM Holdings. As a result of these transactions, CSM Holdings, Yuewu Yuntian and Holch Capital held 75%, 15% and 10% of the equity interest in Cyber Cloud, respectively. Xinsi Yijia became a wholly owned subsidiary of Cyber Cloud. Beijing Dingyuan Technology Co., Ltd., or Dingyuan, is controlled by Xinsi Yijia through a series of contractual arrangements. Dingyuan is immaterial from a financial perspective. In December, 2014, Gehua injected capital into Cyber Cloud in exchange of a 10% equity interest in Cyber Cloud. The approval for the capital injection was obtained from the relevant PRC governmental authority in June 2015. As a result, CSM Holdings, Yuewu Yuntian, Gehua and Holch Capital held 67.5%, 13.5%, 10% and 9% of the equity interest in Cyber Cloud, respectively. In May and June 2016, the shareholders of Cyber Cloud made a supplemental cash contribution proportionally to Cyber Cloud. In October 2016, Tianjin Xuanwutianxia Network Technology Center, or Xuanwutianxia, an entity owned by two employees of Cyber Cloud, entered into a share contribution agreement to make a cash contribution to Cyber Cloud. Further in December 2016, Ningbo Meishan Free Trade Port Area Jinxinronghui Investment Partnership, or Jinxinronghui, a third-party investor, contributed RMB33.0 million to Cyber Cloud. As a result, CSM Holdings, Yuewu Yuntian, Jinxinronghui, Gehua, Holch Capital and Xuanwutianxia will hold 57.7%, 11.5%, 10.0%, 8.6%, 7.7% and 4.5% of the equity interest in Cyber Cloud, respectively.

Joysee was established in May 2011, and as a result of a series of equity transactions, N-S Information Technology held a 76.9% equity interest in Joysee.

In February 2016, CSM Holdings contributed RMB20.0 million (US$3.1 million) in cash to Beijing Dagong Technology Co. Ltd., or Dagong Technology, which was renamed Shibo Qihang in February 2017, representing 80% of the equity interest in Dagong Technology, which mainly engages in the research and development of unmanned aerial vehicle, or UAV technology. In December 2016, N-S Information Technology purchased the remaining 20% equity interest in Shibo Qihang.

In April 2017, Nanjing Yunyao was incorporated in the PRC as a wholly owned subsidiary of Cyber Cloud.

D.	Property, Plants and Equipment

We currently maintain our headquarters and most of our operations at Jingmeng High-Tech Building B, 4th Floor, No. 5 Shangdi East Road, Haidian District, Beijing 100085, PRC, where we lease 1,283 square meters of office space pursuant to two short-term lease agreements with the same landlord for separate portions of the total space. The lease agreements are: (1) a lease agreement of N-S Information Technology with respect to an area of 333 square meters for its operational use; and (2) a lease agreement of Cyber Cloud with respect to an area of 950 square meters for its operational use. Both lease agreements expired in April 2018. We intend to continue leasing the forgoing space and are currently in the process of finalizing the relevant lease arrangements with the landlord.

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

Overview

We are a leading provider of cloud platforms, with gaming and other applications embedded, to PRC digital television and telecommunication network operators, enabling them to bring these applications to household television sets and mobile devices.

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

As of December 31, 2017, we have entered into partnership agreements with more than 30 television and telecommunication network operators in Beijing, Shanghai, Guangdong, Jiangsu, Chongqing, Sichuan, Hebei, Xinjiang, Shandong, and other provinces. Our cloud platforms cover more than 160 million users, with more than 120 million digital TV users and 40 million IPTV users. We continue to focus on marketing and promotional efforts for our products and services to increase our cloud platform user base. For content offered through our cloud platform, we continue to explore applications outside of games, in fields such as education, online shopping and other forms of entertainment.

In December 2016, we disposed our CA and CA-related business through the Super TV Disposition. Accordingly, the operating results of Super TV have been reclassified as discontinued operations in the financial data for all periods presented.

Among the most significant factors affecting our business, financial condition and results of operations are:

·	Purchasing patterns of our customers. The revenue we generate from television and telecommunication network operators depends on the spending of end users on the cloud platforms. The uncertainty of the spending habits of end users will cause our revenue to fluctuate.

·	Ability to respond effectively to technological and commercial changes. Our business and the market in which we operate are characterized by rapid commercial and technological change, evolving market demand and frequent product enhancements. Our continued success will depend, in part, on our ability to continue developing and marketing products and services that respond to technological changes and evolving market demand in a timely and cost-effective manner.

·	Cost structure. Our profitability also depends on the cost structure of our operations, including, among other things, whether the revenue sharing model with game developers is on a pro rata basis or on a fixed amount basis.

In addition to the factors discussed above, our reported results are also affected by the fluctuations in the value of the Renminbi against the U.S. dollar, as our reporting currency is the U.S. dollar while the functional currency of our subsidiaries and variable interest entity in China, which operate substantially all of our business, is the Renminbi. In 2015 and 2016, the Renminbi depreciated against the U.S. dollar by approximately 4.4%, 7.2%, respectively. In 2017, the Renminbi appreciated against the U.S. dollar by approximately 6.3%. The depreciation of the Renminbi against the U.S. dollar contributed to the decrease in our net income reported in U.S. dollar terms in 2015 and 2016 when we translate our net income to U.S. dollar, and there was an appreciation of the Renminbi against the U.S. dollar in 2017. For additional information relating to the fluctuations in the value of the Renminbi against the U.S. dollar, see "Item 3. Key Information—A. Selected Financial Data—Exchange Rate Information", "Item 3. Key Information—D. Risk Factors—Risks Relating to the People's Republic of China—Fluctuations in exchange rates could result in foreign currency exchange losses" and "Item 11. Quantitative and Qualitative Disclosures About Market Risks—Foreign Currency Risk."

Our business is managed as a single operating segment. Our management reviews our consolidated results of operations prepared in accordance with U.S. GAAP when making decisions about allocating our resources and assessing our performance.

Revenues

Our continuing operations derive revenues primarily from the following two sources:

·	Products. In 2015, 2016 and 2017, we derived revenues from sales of hardware related to the application of cloud platform and other newly developed products.

·	Services. We derive revenue from providing operating services, system integration services and system development services based on the cloud platform for television and telecommunication network operators. For operating services, we cooperate with the operators by providing the cloud platform, including games embedded in the platform, conducting daily operational management and performing customer services. Our cloud platform system integration services involve providing cloud computing software, hardware, related system integration services and post-contract customer support, or PCS, to our customers. Our system development services involve the development of customized cloud-based software applications for our customers.

Revenues from the sales of our products and services accounted for 12.7% and 87.3%, respectively, of our total revenues in 2017, compared with 14.6% and 85.4%, respectively, of our total revenues in 2016.

Our net revenues represent total revenues less PRC VAT surcharge taxes and fees.

Cost of Revenues

Cost of revenues primarily includes: costs of hardware purchased from third-party suppliers as parts of our products sold or services provided, content fees paid to third-party developers for games embedded in the cloud platform, and other miscellaneous costs. Cost of revenues increased by 4.0% to US$1.6 million in 2017 from US$1.5 million in 2016. Cost of revenues related to the sales of our products and to the sales of our services accounted for 32.4% and 67.6%, respectively, of our total cost of revenues in 2017, compared with 33.4% and 66.6%, respectively, of our total cost of revenues in 2016. As a percentage of our net revenues, cost of revenues decreased from 35.9% in 2016 to 25.6% in 2017.

Gross Profit and Gross Margin

Gross profit is equal to net revenues less cost of revenues. Gross margin is equal to gross profit divided by net revenues. Our gross margin was 28.1%, 64.1% and 74.4% in 2015, 2016 and 2017, respectively. The increase in our gross margin from 2016 to 2017 was primarily due to an expansion in our system integration and system development services, which have relatively higher gross margin than our product sales.

Operating Expenses

Our operating expenses consist of research and development expenses, selling and marketing expenses, general and administrative expenses, impairment of long-lived assets and impairment of goodwill, and offset by gain from disposal of assets. Some of these components of our operating expenses include a portion of our total share-based compensation expenses, which are generally allocated according to the functions of those individuals who received share-based awards.

Research and Development Expenses. Research and development expenses consist primarily of costs associated with the design, development and testing of our products and technologies. Among other things, these costs include compensation and benefits for our research and development staff, rental for our office premises used for research and development activities, depreciation expenses related to equipment used in research and development activities, expenditures for purchases of supplies and other relevant costs. Compensation and benefits for our research and development staff accounted for the majority of our research and development expenses. Research and development expenses as a percentage of our net revenues were 133.8% and 64.7% in 2016 and 2017, respectively.

Selling and Marketing Expenses. Selling and marketing expenses consist primarily of compensation and benefits for our sales and marketing staff, expenses for travel and entertainment activities, expenditures for purchases of supplies and amortization of intangible assets. Selling and marketing expenses as a percentage of our net revenues were 65.0% and 28.5% in 2016 and 2017, respectively.

General and Administrative Expenses. General and administrative expenses consist primarily of compensation and benefits for our general management, finance and administrative staff, professional advisory fees, depreciation and amortization with respect to equipment used for general corporate purposes, rental costs for our office premises used by general management, finance and administrative staff, and other expenses incurred in connection with general corporate purposes. General and administrative expenses as a percentage of our net revenues were 88.4% and 58.7% in 2016 and 2017, respectively.

Impairment of Long-lived Assets and Impairment of Goodwill. In 2017, we recognized impairment loss of US$0.7 million on goodwill for the reporting unit of cloud computing-based services due to negative estimated future cash flows. And we recognized impairment loss of US$0.6 million on long-lived assets based on the evaluation of the recoverability of long-lived assets. We had no impairment loss of goodwill or long-lived assets in 2015 or 2016.

Gain from Disposal of Assets. Gain from disposal of assets represents gain recognized on the sale of long-lived assets. In 2017, we disposed our assets including property, equipment and intangible assets related to UAV technology, and a gain of US$0.8 million was recognized.

Share-Based Compensation Expenses. We account for share-based compensation expenses based on the fair value of share option grants at the date of grant.

We adopted our 2005, 2008, 2010 and 2012 Stock Incentive Plans in February 2005, September 2007, November 2010 and May 2012, respectively, and options to purchase an aggregate of 707,405 ordinary shares have been granted and were outstanding under the plans as of March 31, 2018. We also recognized immediately vested shared-based compensation in connection with capital injection by employees in 2016. We incurred share-based compensation expenses of US$0.1million, US$0.9million and US$0.6 million for continuing operations and nil, USD$4.0 million and USD$0.4 million for discontinued operations in 2015, 2016 and 2017, respectively. For additional information regarding our share-based compensation expenses, see Note 17 to our consolidated financial statements included elsewhere in this annual report.

The table below shows the allocation of share-based compensation from continuing operations charges to cost of revenues and our operating expense line items for the periods indicated:

	For the years ended December 31,
Share-Based Compensation Related to:	2015		2016		2017
	(in thousands of U.S. dollars)
Cost of revenues	US$	3	US$	-	US$	-
Research and development expenses		49		463		463
Selling and marketing expenses		30		447		152
General and administrative expenses		36		2		21
Total	US$	118	US$	912	US$	636

Loss from Operations

Loss from operations represents gross profit less operating expenses.

Non-operating Income/(Expenses)

Non-operating income/(expenses) includes interest income/(expense), gain from disposal of equity method investment and other income/(expense), each as presented in our consolidated statements of comprehensive income (loss). Our interest income was US$0.1 million, US$0.1 million and US$1.2 million in 2015, 2016 and 2017, respectively. We had no interest expense these years. We recorded gain from disposal of an equity method investment in Sinoscreens of US$0.1 million in 2016. We also had other income of US$0.4 million, US$1.1 million and US$0.7 million in 2015, 2016 and 2017, respectively.

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

Application of the goodwill impairment test requires judgment, including the identification of reporting units, assignment of assets and liabilities to reporting units, assignment of goodwill to reporting units, and determination of the fair value of each reporting unit. Estimating fair value is performed by utilizing various valuation techniques, with a primary technique being a discounted cash flow which requires significant judgments, including estimation of future cash flows, which is dependent on internal forecasts, estimation of the long-term rate of growth for the Company's business, estimation of the useful life over which cash flows will generated, and determination of the Company's weighted average cost of capital.

In the evaluation of the goodwill for impairment, we may first assess qualitative factors to determine whether it is "more likely than not" that the fair value of a reporting unit is less than its carrying amount as a basis for determining whether it is necessary to perform the two-step goodwill impairment test. If it is more likely than not that the fair value of a reporting unit is less than its carrying amount, goodwill is then tested following a two-step process. The first step compares the fair value of each reporting unit with its carrying amount, including goodwill. If the fair value of the reporting unit exceeds its carrying amount, goodwill is not considered to be impaired and the second step will not be required. If the carrying amount of a reporting unit exceeds its fair value, the second step compares the implied fair value of goodwill with the carrying value of a reporting unit's goodwill. The implied fair value of goodwill is determined in a manner similar to accounting for a business combination with the allocation of the assessed fair value determined in the first step to the assets and liabilities of the reporting unit. The excess of the fair value of the reporting unit over the amounts assigned to the assets and liabilities is the implied fair value of goodwill. An impairment loss is recognized for any excess in the carrying value of goodwill over the implied fair value of goodwill. We have determined to perform the annual impairment test on December 31 of each year. We did not recognize any impairment loss on goodwill for the years ended December 31, 2015 or 2016. We recognized impairment loss on goodwill of US$0.7 million for the year ended December 31, 2017.

Income Taxes

Deferred income taxes are provided using the asset and liability method. Under this method, deferred income taxes are recognized based on net operating losses available for carry-forwards and temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis using enacted tax rates in effect for the years in which the differences are expected to reverse. A valuation allowance is provided to reduce the amount of deferred income tax assets if it is considered more likely than not that some portion of, or all of the deferred income tax assets will not be realized.

Income taxes are provided for in accordance with the laws, rules and regulations applicable to the relevant companies as enacted by the relevant tax authorities. The impact of an uncertain income tax position on the income tax return is recognized at the largest amount that is more likely than not to be sustained upon audit of the relevant tax authority. An uncertain income tax position will not be recognized if it has less than a 50% likelihood of being sustained. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs. The Group records interest and penalties related to unrecognized tax benefits (if any) in interest expenses and general and administrative expenses, respectively.

Recently Issued Accounting Pronouncements Not Yet Adopted

See Note 2(ff) to our consolidated financial statements included elsewhere in this annual report for recently issued accounting standards that we believe may have implications on our consolidated financial statements for future periods.

Taxes and Incentives

Cayman Islands, British Virgin Islands and Hong Kong

Our company, as an exempted company incorporated in the Cayman Islands, and CDTV BVI, our wholly owned subsidiary incorporated in BVI, are not subject to any income or capital gains tax under the current laws of the Cayman Islands and BVI. Golden Benefit and CSM Holdings, our indirectly wholly owned subsidiaries incorporated in Hong Kong, were subject to 16.5% Hong Kong profits tax in 2015, 2016 and 2017 on their activities conducted in Hong Kong.

PRC

Our subsidiaries and VIE operating in the PRC are subject to PRC taxes as described below:

Enterprise Income Tax. Effective from January 1, 2008, the PRC statutory income tax rate is 25% according to the EIT Law. N-S Media Investment, N-S Information Technology, Joysee, Cyber Cloud, Xinsi Yijia, Dingyuan, Nanjing Yunyao and Shibo Qihang are registered in the PRC and are subject to PRC EIT on the taxable income in accordance with the relevant PRC income tax laws.

In October 2014, Cyber Cloud obtained the HNTE certificate for the tax years from 2014 to 2016, and was entitled to a preferential income tax rate of 15% for a three year period. In October 2017, Cyber Cloud successfully renewed its HNTE qualification and qualified for a preferential tax rate of 15% from 2017 to 2019.

In addition, under the EIT Law, an enterprise established under the laws of a foreign country or region whose "de facto management body" is located within the PRC territory is considered a resident enterprise and will generally be subject to the enterprise income tax at the rate of 25% on its global income as well as PRC enterprise income tax reporting obligations. According to the Implementation Rules, "de facto management body" refers to a managing body that exercises, in substance, overall management and control over the production and business, personnel, accounting and assets of an enterprise. SAT Notice 82 provides for certain specific criteria for determining whether the "de facto management body" of a Chinese-controlled offshore enterprise is located in the PRC. In addition, SAT Bulletin 45, which became effective on September 1, 2011, provides guidance on the implementation of SAT Notice 82. SAT Bulletin 45 clarifies certain issues relating to: (i) the determination procedures of PRC resident enterprise status; and (ii) tax registration and other related procedures for PRC resident enterprises. SAT Bulletin 45 also provides that if an offshore PRC resident enterprise presents a copy of the Chinese tax resident determination certificate issued by the competent tax authorities to a payer of PRC-sourced dividends, interest, royalties and other income, such payer shall not withhold income tax on these payments to the offshore PRC resident enterprise. We believe that we are not a PRC resident enterprise with reference to the criteria set forth in SAT Notice 82. However, if we were to be considered as a PRC resident enterprise, we would be subject to the enterprise income tax at the rate of 25% on our global income as well as PRC enterprise income tax reporting obligations. See "Item 3. Key Information—D. Risk Factors—Risks Relating to the People's Republic of China—We may be subject to PRC income tax on our global income, or dividends we receive from our PRC subsidiary may be subject to PRC withholding tax, depending on whether we are recognized as a resident enterprise in the PRC." In addition, the EIT Law and the Implementation Rules provide that a withholding tax of 10% (which may be reduced by the relevant tax treaties between the PRC and other jurisdictions) will generally be applicable to dividends payable to non-resident enterprises, and, unlike the prior tax law, does not specifically exempt corporations that pay dividends from withholding all or part of such income tax when they pay dividends to their non-resident investors. To the extent we are not considered as a PRC resident enterprise or dividends paid from our PRC operating subsidiary are not deemed as "dividends among qualified PRC resident enterprises", the dividends our PRC subsidiary pays to us will be subject to this withholding tax. See "Item 3. Key Information—D. Risk Factors—Risks Relating to the People's Republic of China—We may be subject to PRC income tax on our global income, or dividends we receive from our PRC subsidiary may be subject to PRC withholding tax, depending on whether we are recognized as a resident enterprise in the PRC." In addition, this withholding tax may also apply to dividends we pay to our non-PRC individual shareholders if we were to be considered as a PRC resident enterprise. See "Item 3. Key Information—D. Risk Factors—Risks Relating to the People's Republic of China—Dividends payable by us to our non-PRC shareholders and ADS holders, and gains on the sales of our ordinary shares or ADSs, may be subject to withholding taxes under PRC tax laws, which may materially reduce the value of your investment."

Value-Added Tax. We are subject to VAT at the rate of 17% and 6% on the sales of our products and rendering our services, respectively. Pursuant to a PRC tax policy intended to encourage the development of software and integrated circuit industries and a notice jointly issued by the PRC Ministry of Finance and the SAT in October 2011, Cyber Cloud is entitled to a refund of VAT paid at a rate of 14% (i.e., the excess of the effective VAT rate over 3%) of the sale value of some of our software products. The amount of VAT refund included in our total revenues from continuing operations was US$9.4 thousand, US$57.0 thousand and US$92.0 thousand in 2015, 2016 and 2017, respectively, accounting for 0.5%, 1.3% and 1.5%, respectively, of our total revenues in the corresponding periods. We include such refunds in the total revenues in our consolidated statements of comprehensive income (loss) included elsewhere in this annual report.

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

The SAT issued SAT Announcement 9 on February 3, 2018, which will become effective from April 1, 2018 and supersedes SAT Notice 601 and SAT Announcement 30 , which is applicable to the tax arrangements between the PRC and Hong Kong. Pursuant to SAT Announcement 9, non-resident enterprises that cannot provide valid supporting documents as “beneficial owners” may not be approved to enjoy tax treaty benefits. “Beneficial owners” are residents who have ownership and the right to dispose of the income or the rights and properties giving rise to the income. These rules also set forth certain adverse factors against the recognition of a “beneficial owner”, such as not carrying out substantive business activities. Whether a non-resident enterprise may obtain tax benefits under the relevant tax treaty will be subject to approval of the relevant PRC tax authority and will be determined by the PRC tax authority on a case-by-case basis. SAT Announcement 9 further provides that a comprehensive analysis should be made when determining the beneficial owner status based on various factors supported by documents including the articles of association, financial statements, records of cash movements, board meeting minutes, board resolutions, staffing and materials, relevant expenditures, functions and risk assumption as well as relevant contracts and other information. See "Item 3. Key Information—D. Risk Factors—Risks Relating to the People's Republic of China—We may be subject to PRC income tax on our global income, or dividends we receive from our PRC subsidiary may be subject to PRC withholding tax, depending on whether we are recognized as a resident enterprise in the PRC."

Recent Acquisitions

See "Item 4. Information on the Company—A. History and Development of the Company."

Discontinued operations

In December 2016, Bao Li acquired all of the 90.09% equity interest in Beijing Super TV held by Golden Benefit. As a result, we deconsolidated Beijing Super TV and its wholly owned subsidiary, N-S Digital TV, from our consolidated financial statements. Retrospective adjustments to the historical consolidated statements of comprehensive income (loss) have also been made to provide a consistent basis of comparison for the financial results. Specifically, Super TV's operational results have been excluded from our financial results from continuing operations and have been reclassified to income from operations of discontinued operations.

Results of Operations

The following table sets forth our condensed consolidated statements of operations by amount and as a percentage of our net revenues for the periods indicated:

	For the years ended December 31,
	2015			2016			2017
	Amount		% of Net Revenues	Amount		% of Net Revenues	Amount		% of Net Revenues
	(In thousands of U.S. dollars, except percentages)
Revenues:
Products	US$	248	12.9%	US$	618	14.6%	US$	790	12.8%
Services		1,674	87.2		3,622	85.7		5,411	87.8
Total revenues		1,922	100.1		4,240	100.3		6,201	100.6
Tax and surcharges		(2)	(0.1)		(12)	(0.3)		(41)	(0.6)
Net revenues		1,920	100.0		4,228	100.0		6,160	100.0
Cost of revenues:(1)
Products		143	7.4		506	12.0		511	8.3
Services		1,237	64.4		1,011	23.9		1,067	17.3
Total cost of revenues		1,380	71.8		1,517	35.9		1,578	25.6
Gross profit		540	28.2		2,711	64.1		4,582	74.4
Operating expenses:
Research and development(1)		8,798	458.2		5,655	133.8		3,985	64.7
Selling and marketing(1)		4,114	214.3		2,747	65.0		1,758	28.5
General and administrative(1)		3,220	167.7		3,739	88.4		3,618	58.7
Impairment of goodwill		-			-			690	11.2
Impairment of property and equipment		-			-			425	6.9
Impairment of intangible assets		-			-			217	3.5
Gain from disposal of assets		-			-			(822)	(13.3)
Total operating expenses		16,132	840.2		12,141	287.2		9,871	160.2
Operating loss from continuing operations		(15,592)	(812.0)		(9,430)	(223.1)		(5,289)	(85.8)
Interest income		104	5.4		105	2.5		1,206	19.6
Gain from disposal of an equity method investment		-			95	2.3		-
Other income, net		354	18.4		1,088	25.7		710	11.5
Loss from continuing operations before income tax expenses		(15,134)	(788.2)		(8,142)	(192.6)		(3,373)	(54.8)
Income tax expenses		292	15.2		114	2.7		337	5.5
Net loss from continuing operations before share of loss on an equity method investment		(15,426)	(803.4)		(8,256)	(195.3)		(3,710)	(60.2)
Share of loss on an equity method investment, net of nil income taxes		(101)	(5.3)		-			-
Net loss from continuing operations		(15,527)	(808.7)		(8,256)	(195.3)		(3,710)	(60.2)
Discontinued operations
Income/(loss) from the operations of discontinued operations, net of income tax expenses		16,155	841.4		10,445	247.0		(389)	(6.3)
Gain from disposal of discontinued operations, net of income tax expenses		-			43,190	1,021.5		-
Income/(loss) from discontinued operations, net of income tax expenses		16,155	841.4		53,635	1,268.5		(389)	(6.3)
Net income/(loss)		628	32.7		45,379	1,073.2		(4,099)	(66.5)
Less: Net loss attributable to noncontrolling interest		(900)	(46.9)		(39)	(0.9)		(1,031)	(16.7)
Net loss from continuing operations attributable to China Digital TV Holding Co., Ltd		(14,627)	(761.8)		(7,226)	(170.9)		(2,679)	(43.5)
Net income/(loss) from discontinued operations attributable to China Digital TV Holding Co., Ltd		16,155	841.4		52,644	1,245.0		(389)	(6.3)
Net income/(loss) attributable to China Digital TV Holding Co., Ltd	US$	1,528	79.6%	US$	45,418	1,074.1%	US$	(3,068)	(49.8)%

(1)	Share-based compensation charges incurred during the period related to:

	For the years ended December 31,
	2015			2016			2017
	Amount		% of Net Revenues	Amount		% of Net Revenues	Amount		% of Net Revenues
	(In thousands of U.S. dollars, except percentages)
Cost of revenues	US$	3	0.2%	US$	-	0.0%	US$	-	0.0%
Research and development expenses		49	2.6		463	11.0		463	7.5
Selling and marketing expenses		30	1.6		447	10.6		152	2.5
General and administrative expenses	US$	36	1.9%	US$	2	0.0%	US$	21	0.3%

Comparison of Years Ended December 31, 2017 and December 31, 2016

Revenues. The following table sets forth revenues by sources and the percentage of our total revenues for the periods indicated:

	For the years ended December 31,
	2016			2017
	Amount		% of Total Revenues	Amount		% of Total Revenues
	(In thousands of U.S. dollars, except percentages)
Products	US$	618	14.6%	US$	790	12.7%
Services
Cloud platform operations		2,019	47.6		2,341	37.8
Head-end system integration		708	16.7		1,846	29.8
Head-end system development		895	21.1		1,224	19.7
Subtotal		3,622	85.4		5,411	87.3
Total revenues	US$	4,240	100.0%	US$	6,201	100.0%

Our total revenues increased by 46.3% from US$4.2 million in 2016 to US$6.2 million in 2017, mainly due to the increase in revenues from both head-end system integration and head-end system development as a result of the cooperation with a broader scope of digital television and telecommunication network operators.

Revenues from the sales of our products increased by 27.8% from US$0.6 million in 2016 to US$0.8 million in 2017, mainly due to an increase in the sales of products related to UAV technology.

Revenues from the sales of our services increased by 49.4% from US$3.6 million in 2016 to US$5.4 million in 2017, primarily due to the increase in revenues from head-end system integration and head-end system development.

Net Revenues. Our net revenues increased by 45.7% from US$4.2 million in 2016 to US$6.2 million in 2017.

Cost of Revenues. The following table sets forth cost of revenues by sources of revenues by amount and as a percentage of net revenues for the periods indicated:

	Years ended December 31,
	2016			2017
	Amount		% of Net Revenues	Amount		% of Net Revenues
	(In thousands of U.S. dollars, except percentages)
Products	US$	506	12.0%	US$	511	8.3%
Services		1,011	23.9		1,067	17.3
Total cost of revenues	US$	1,517	35.9%	US$	1,578	25.6%

Cost of revenues increased by 4.0% to US$1.6 million in 2017 from US$1.5 million in 2016, mainly due to the increase in cost of revenues relating to head-end system integration. Cost of revenues relating to our products remained stable as compared to 2016. Cost of revenues relating to our services increased by 5.5% to US$ 1.07 million in 2017 from US$1.01 million in 2016, mainly due to an increase in cost for purchase of the hardware related to the cloud platform system integration services we provided.

Gross Profit and Gross Margin. Gross profit increased by 69.0% from US$2.7 million in 2016 to US$4.6 million in 2017. Our gross margin increased from 64.1% in 2016 to 74.4% in 2017, primarily due to an expansion in our system integration and system development services which have relative higher gross margin than our product sales.

Operating Expenses. Our operating expenses decreased by 18.7% to US$9.9 million in 2017 from US$12.1 million in 2016. This reflected the recognition of gain from disposal of assets and decreases in research and development expenses, selling and marketing expenses and general and administrative expenses, which is partially offset by the impairment loss of goodwill and long-lived assets incurred in 2017. Operating expenses, as a percentage of net revenues, decreased to 160.2% in 2017 from 287.2% in 2016.

Research and Development Expenses. Our research and development expenses decreased by 29.5% to US$4.0 million in 2017 from US$5.7 million in 2016. This was mainly due to a decrease in personnel related expenses resulting from fewer headcount. Our research and development expenses, as a percentage of net revenues, decreased to 64.7% in 2017 from 133.8% in 2016.

Selling and Marketing Expenses. Our selling and marketing expenses decreased by 36.0% to US$1.8 million in 2017 from US$2.7 million in 2016. This was primarily due to a decrease in personnel related expenses as well as decreased share-based compensation expenses. Our selling and marketing expenses, as a percentage of net revenues, decreased to 28.5% in 2017 from 65.0% in 2016.

General and Administrative Expenses. Our general and administrative expenses decreased by 3.2% to US$3.6 million in 2017 from US$3.7 million in 2016, primarily due to a decrease in deprecation, supplies and rental expense, which was partially offset by an increase in professional fees.

Impairment of Long-lived Assets and Impairment of Goodwill. In 2017, we recognized impairment loss of US$0.7 million on goodwill for the reporting unit of cloud computing-based services due to negative estimated future cash flows. And we recognized impairment loss of US$0.6 million on long-lived assets based on the evaluation of the recoverability of long-lived assets. We had no impairment loss of goodwill or long-lived assets in 2015 or 2016.

Gain from Disposal of Assets. Gain from disposal of assets represents gain recognized on the sale of long-lived assets. In 2017, we disposed assets related to UAV technology, and a gain of US$0.8 million was recognized.

Loss from Operations. As a result of the foregoing, our loss from operations decreased by 43.9% to US$5.3 million in 2017 from US$9.4 million in 2016.

Non-Operating Income. We had non-operating income of US$1.9 million in 2017, compared with US$1.3 million in 2016. Our non-operating income in 2017 primarily consisted of interest income of US$1.2 million and other income of US$0.7 million. Our interest income increased from US$0.1 million in 2016 to US$1.2 million in 2017. Our other income decreased from US$1.1 million in 2016 to US$0.7 million in 2017, primarily due to a decrease in government subsidy income.

Income Tax Expenses. Our income tax expenses increased from US$0.1 million in 2016 to US$0.3 million in 2017. The increase in our income tax expenses was primarily due to an increase in withholding income tax for reimbursements to our expenses incurred as a registrant from Deutsche Bank Trust Company Americas, or DBTCA.

Net Loss Attributable to Non-controlling Interest. Net loss attributable to non-controlling interest increased from US$39.0 thousand in 2016 to US$1.0 million in 2017. Net loss attributable to non-controlling interest represents the proportional share of net loss of our consolidated, but not wholly owned, subsidiaries that are attributable to the other shareholders of such subsidiaries. The change was primarily due to share of net income of Beijing Super TV, which was profitable in 2016 and changed from our wholly-owned subsidiary to majority-owned subsidiary and was subsequently disposed of in 2016.

Net Loss from Continuing Operations Attributable to Holders of Ordinary Shares. As a result of the foregoing, net loss from continuing operations attributable to holders of ordinary shares decreased by 62.9% from US$7.2 million in 2016 to US$2.7 million in 2017. Our basic and diluted loss per ordinary share from continuing operations in 2017 were US$0.04 and US$0.04, respectively.

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

Cost of Revenues. The following table sets forth cost of revenues by sources of revenues by amount and as a percentage of net revenues for the periods indicated:

	Years ended December 31,
	2015			2016
	Amount		% of Net Revenues	Amount		% of Net Revenues
	(In thousands of U.S. dollars, except percentages)
Products	US$	143	7.4%	US$	506	12.0%
Services		1,237	64.4		1011	23.9
Total cost of revenues	US$	1,380	71.8%	US$	1517	35.9%

Cost of revenues increased by 9.9% to US$1.5 million in 2016 from US$1.4 million in 2015, reflecting an increase in cost of revenues relating to our products. Cost of revenues relating to our products increased by 253.8% to US$0.5 million in 2016 from US$0.1 million in 2015, mainly due to an increase in cost of revenues from our newly developed products. Cost of revenues relating to our services decreased by 18.3% to US$ 1.0 million in 2016 from US$1.2 million in 2015, mainly due to a decrease in cost for purchase of hardware related to cloud platform system integration provided in 2016.

Gross Profit and Gross Margin. Gross profit increased by 402.0% from US$0.5 million in 2015 to US$2.7 million in 2016. Our gross margin increased from 28.2% in 2015 to 64.1% in 2016, primarily due to an increase in the cloud platform operations, which have a higher margin than the Company's other continuing operations, such as system integration and system development.

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

Selling and Marketing Expenses. Our selling and marketing expenses decreased by 33.2% to US$2.7 million in 2016 from US$4.1 million in 2015. This was primarily due to a decrease in personnel related expenses resulting from lower headcount, as well as decreased marketing expenses. Our selling and marketing expenses, as a percentage of net revenues, decreased to 65.0% in 2016 from 214.3% in 2015.

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

B.	Liquidity and Capital Resources

Liquidity

	For the years ended December 31,
	2015		2016		2017
	(In thousands of U.S. dollars)
Cash and cash equivalents, including those recorded in current assets of Super TV, at the end of the year	US$	70,138	US$	117,292	US$	24,425
Net cash provided by/(used in) operating activities		7,468		4,444		(3,589)
Net cash provided by/(used in) investing activities		2,108		51,326		(3,043)
Net cash provided by/(used in) financing activities		653		(5,489)		(86,734)
Effect of exchange rate changes on cash and cash equivalents	US$	(2,133)	US$	(3,127)	US$	499

Operating Activities. Net cash used in operating activities was US$3.6 million in 2017, which was primarily derived from our net loss of US$4.1 million, adjusted to reflect the adding back of US$1.0 million share-based compensation charges, US$0.3 million depreciation and amortization, US$1.3 million impairment loss on goodwill and long-lived assets and US$0.2 million unrealized exchange losses. Cash used in operating activities in 2017 was also adjusted by gain from disposal of assets of US$0.8 million and a decrease in cash from working capital items of US$1.5 million.

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

Investing Activities. Net cash used in investing activities was US$3.2 million in 2017, primarily consisting of US$8.4 million cash outflow for an increase in short-term investments and US$0.3 million purchase of property and equipment, which was partially offset by US$0.8 million proceeds from the disposal of assets and US$4.8 million proceeds from maturity of short-term investments.

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

Financing Activities. Net cash used in financing activities was US$86.7 million in 2017, primarily consisting of the US$95.2 million special cash dividend paid to our shareholders and US$0.3 million cash outflow for acquisition of non-controlling interests, which was partially offset by capital contribution of US$5.4 million from non-controlling shareholders in our subsidiary and US$3.4 million proceeds from stock option exercise.

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

According to the amended PRC Company Law, which took effect on March 1, 2014, and its predecessor law, our subsidiaries and variable interest entity in the PRC are required to make appropriations to the statutory surplus reserve which are still required to be made at the rate of 10% of profits after tax as determined under PRC GAAP until the balance of such reserve fund reaches 50% of the entities' registered capital.

Our subsidiaries and our variable interest entity in the PRC may, upon a resolution passed by their respective shareholders, convert the statutory surplus reserve into capital. The statutory reserve represents appropriations of retained earnings determined according to PRC law and may not be distributed. As a result of these laws, US$0.1 million and US$0.1 million of our retained earnings were not available for distribution as of December 31, 2016 and December 31, 2017, respectively.

As a holding company, our ability to pay dividends and other cash distributions to our shareholders depends in part upon dividends and other distributions paid to us by our PRC subsidiaries. As of December 31, 2017, the amount of cash held by our PRC subsidiaries was RMB 47.4 million (or US$7.3 million), and the amount of cash held by entities outside the PRC was US$17.1 million. There is a risk that any existing or future restrictions under the applicable PRC laws, rules or regulations on currency exchange may limit our ability to utilize the cash held by entities inside the PRC. See "Item 3. Key Information—D. Risk Factors—Risks Relating to the People's Republic of China—Restrictions on currency exchange may limit our ability to effectively utilize our revenues as well as the ability of our PRC subsidiaries to obtain debt or equity financing from financial institutions or investors outside the PRC, including us" for more information.

Capital Expenditures

In 2015, 2016 and 2017, our capital expenditures totaled US$0.7 million, US$0.7 million and US$0.3 million, respectively. Our capital expenditures in 2017 were attributable to the purchase of computers and other electronic equipment.

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

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2017 to December 31, 2017 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial condition.

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

F.	Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations as of December 31, 2017:

	Contractual Obligations
	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years	Total
	(In thousands of U.S. dollars)
Operating lease obligations(1)	$68	$-	$-	$-	$68
Purchase obligations	625	-	-	-	625
Total	$693	$-	$-	$-	$693

(1)   Operating leases generally relate to the lease of our office premises.

Item 6.	Directors, Senior Management and Employees

A.	Directors and Senior Management

Our board of directors consists of two directors. The following table sets forth certain information concerning our directors and executive officers as of April 20, 2018:

Name	Age	Position
Jianhua ZHU	48	Chief Executive Officer and Chairman
Zhenwen LIANG	44	Chief Financial Officer and Director

Mr. Jianhua ZHU, one of our founders, resumed his role as chief executive officer and chairman in June 2015. He has been a board member since 2004. He was the chairman of our board of directors from 2004 to December 2006, and from November 2008 to June 2014, and chief executive officer of our company from December 2006 to June 2014. From 2001 until 2004, Mr. Zhu was general manager of N-T Information Engineering. From 1998 until 2001, he was deputy general manager of N-T Information Engineering. He has also been the supervisor of N-T Information Engineering since 2006. Mr. Zhu was the executive director of Guangdong R&D prior to April 2010. He worked at the China Technology Import and Export Corp. from 1994 until 1997. Mr. Zhu holds a bachelor's degree and a master's degree in precision instrumentation from Tsinghua University.

Mr. Zhenwen LIANG resumed his role as our chief financial officer in May 2016 and was appointed as director in March 2018. Mr Liang served as the chief financial officer of our company from November 2010 to June 2014. Mr. Liang has served as general manager of the Company’s new business unit, responsible for developing value-added services since 2006. From 2004 to 2006, Mr. Liang was responsible for overseeing our entire financial operations. From 1998 to 2004, Mr. Liang headed the finance team at N-T Information Engineering. Mr. Liang has a bachelor’s degree in accounting from the Central University of Finance and Economics and a master’s degree in business administration from Renmin University of China. Mr. Liang is a member of the Chinese Institute of Certified Public Accountants

At our annual general meeting held on December 29, 2017, our shareholders approved the re-election of Mr. Jianhua Zhu as Class I Directors of the Company's Board of Directors. On March 8, 2018, the Board of Directors of the Company appointed Mr. Zhenwen Liang as Class II Director as an addition to the existing Board, effective March 16, 2018.

There is no family relationship among any of our directors or executive officers. There is no shareholding qualification for directors.

B.	Compensation of Directors and Senior Officers

Our executive officers receive compensation in the form of salaries, annual bonuses and share options. Some of our current and former directors have received compensation in the form of share options. We do not provide any benefits to our non-executive directors upon retirement. In 2017, the aggregate cash compensation to our directors and executive officers was US$0.7 million.

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

We reserved a total of 4,444,440 ordinary shares for issuance under the 2005 Stock Incentive Plan, subject to any adjustments as contemplated by the plan. We granted share options to purchase 3,067,498, 47,918, 543,674, 620,212 and 53,280 ordinary shares pursuant to the 2005 Stock Incentive Plan on February 3, 2005, April 13, 2006, September 22, 2006, December 5, 2006 and October 5, 2008, respectively. On November 19, 2010, the number of ordinary shares reserved for issuance under the 2005 Stock Incentive Plan was cancelled to the extent the corresponding options had not been awarded as of that date. There were no share options remaining outstanding as of March 31, 2018 under the 2005 Stock Incentive Plan.

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

We reserved a total of 1,200,000 ordinary shares for issuance under the 2008 Stock Incentive Plan, subject to any adjustments as contemplated by the plan. The plan also provides for an annual increase, beginning in 2009, in the number of ordinary shares that may be delivered pursuant to awards under the plan, totaling 2% of our issued and outstanding shares as of the first business day of the relevant calendar year. The maximum number of shares subject to awards that may be granted during any single calendar year is such number as equals 2% of our issued and outstanding shares as of the first business day of that calendar year. We granted share options to purchase 406,776, 357,548, 42,880 and 50,000 ordinary shares on October 5, 2008, June 2, 2009, February 10, 2010 and November 15, 2010, respectively. On November 19, 2010, the number of ordinary shares that had been reserved for issuance under the 2008 Stock Incentive Plan was cancelled to the extent the corresponding options had not been awarded as of that date. Options to purchase 490,022 ordinary shares remained outstanding as of March 31, 2018 under the 2008 Stock Incentive Plan.

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

We reserved a total of 3,600,000 ordinary shares for issuance under the 2010 Stock Incentive Plan, subject to adjustments as contemplated by the plan. We granted share options to purchase 1,000,000, 1,600,000, 700,000 and 300,000 ordinary shares on November 19, 2010, May 16, 2011, September 30, 2011 and November 19, 2011, respectively. Options to purchase 210,404 ordinary shares remained outstanding as of March 31, 2018 under the 2010 Stock Incentive Plan.

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

We reserved a total of 1,200,000 ordinary shares for issuance under the 2012 Stock Incentive Plan, subject to adjustments as contemplated by the plan. We granted share options to purchase 1,200,000 ordinary shares on January 8, 2013. Options to purchase 6,979 ordinary shares remained outstanding as of March 31, 2018 under the 2012 Stock Incentive Plan.

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

The 2005, 2008, 2010 and 2012 Stock Incentive Plans

Our board of directors administers the 2005 and 2008 Stock Incentive Plans and Mr. Jianhua Zhu administers the 2010 and 2012 Stock Incentive Plans. The administrator of each plan has wide discretion in determining who will receive awards, the type and timing of awards, the vesting schedule and other terms and conditions of the awards, including the exercise price of share option grants. Generally, if an outstanding share option grant made under the plans has not vested by the date of termination of the recipient's employment with us, no further installments of the recipient's grant will become exercisable following the date of termination of employment, and the recipient will have 30 days from such date to exercise any share options that had already vested but not yet been exercised. If any ordinary shares subject to a restricted share award remain subject to restrictions by the date of termination of employment, no additional ordinary shares will vest following the date of termination of employment.

The 2005 and 2008 Stock Incentive Plans terminated on February 2, 2015 and September 12, 2017, respectively. Our board of directors may amend or terminate the 2008, 2010 and 2012 Stock Incentive Plans at any time; provided, however, that our board of directors must seek the recipients' approval with respect to any amendment or termination that would adversely affect the rights of such recipients under any award already made. Without further action by our board of directors, the 2010 and 2012 Stock Incentive Plans will terminate on November 18, 2020 and April 30, 2022, respectively.

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

On November 19, 2010, our board of directors approved an adjustment to the exercise price of all options granted prior to, but remained outstanding as of, December 23, 2010 under the 2005 Stock Incentive Plan, the 2008 Stock Incentive Plan and the 2010 Stock Incentive Plan, or the Adjusted Options. The per share exercise price of all Adjusted Options with a per share exercise price higher than US$2.00 was reduced by US$2.00 on December 23, 2010, and the per share exercise price of all Adjusted Options with a per share exercise price no more than US$2.00 was reduced to US$0.01. Our board of directors also resolved that if any future dividend is declared, the per share exercise price of all options granted prior to and outstanding as of the date of record of such dividend shall be reduced by an amount equal to the dividend payable on each ordinary share, provided that the per share exercise price after adjustment shall not be less than US$0.01. Due to special cash dividends of US$0.56, US$2.30, US$0.50, US$0.20 and US$1.50 per ordinary share declared in May 2011, November 2012, April 2014, April 2016 and April 2017, respectively, the per share exercise prices of all of the options granted prior to and remaining outstanding as of June 20, 2011, November 26, 2012, April 14, 2014, April 29, 2016, and June 15, 2017, each a record date, were reduced by US$0.56, US$2.30, US$0.50, US$0.20 and US$ 1.50 pursuant to such resolution of our board of directors referenced above, respectively, provided that the per share exercise prices after adjustment shall not be less than US$0.01.

The following table sets forth information on share options that have been granted and were outstanding as of March 31, 2018 pursuant to the 2005, 2008, 2010 and 2012 Stock Incentive Plans:

	Number of Ordinary Shares Underlying Outstanding Options	Exercise Price per Ordinary Share*	Date of Grant	Date of Expiration
Directors and Executive Officers
Jianhua ZHU	nil	—	—	—
Zhenwen LIANG	nil	—	—	—
Other grantees as a group (comprising 55 individuals)	707,405	—	—	—

*	The exercise price per Ordinary Share has reflected the impact of the exercise price modifications in December 2010, June 2011, November 2012, April 2014, April 2016 and June 2017, respectively.

Employees will need to comply with our plan and policies. Section 6.3 of the Stock Incentive Plans provides that "if an entity ceases to be a Subsidiary of the Corporation, a termination of employment or service shall be deemed to have occurred with respect to each Eligible Person in respect of such Subsidiary who does not continue as an Eligible Person in respect of another member of us after giving effect to the Subsidiary’s change in status." However, in light of the Super TV Disposition, in January 2017, we extended the period for the exercise of options held by employees of Beijing Super TV and N-S Digital TV from 30 days after Beijing Super TV and N-S Digital TV ceased to be subsidiaries of the Company to the end of the contractual life of each stock option agreement under the Stock Incentive Plans.

C.	Board Practices

General

The functions and powers of our board of directors include, among others:

·	convening shareholders' annual general meetings and reporting its work to shareholders at such meetings;

·	implementing shareholders' resolutions;

·	determining our business plans and investment proposals;

·	declaring dividends and distributions;

·	exercising the borrowing powers of our company and mortgaging the property of our company;

·	approving the transfer of shares of our company, including the registering of such shares in our share register; and

·	exercising any other powers conferred by the shareholders' meetings or under our Second Amended and Restated Memorandum and Articles of Association.

Terms of Directors

The terms of our directors are three years, according to our Second Amended and Restated Memorandum and Articles of Association. Any director appointed by the Board as an addition to the existing Board shall hold office only until the next following annual general meeting of shareholders and then shall be eligible for re-election. The term of Mr. Jianhua Zhu, will expire upon the annual general meeting of shareholders to be held in 2020, while the term of Mr. Zhenwen Liang will expire upon the annual general meeting of shareholders to be held in 2018..

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

The following table sets forth certain information with respect to the directors, officers and each of the persons known to us who own beneficially 5% or more of our ordinary shares as of March 31, 2018 unless otherwise indicated. The number of ordinary shares outstanding in calculating the percentages for each listed person includes the ordinary shares underlying share options held by such person. The percentage of beneficial ownership of each listed person is based on 63,508,656 ordinary shares outstanding (excluding the 3,382,769 ordinary shares that were issued and held for the Company's account in preparation for exercise of share options by option holders under our employee stock incentive plans), as well as the ordinary shares underlying share options exercisable by such person within 60 days of March 31, 2018.

	Shares beneficially owned
	Number	Percent
Directors and Executive Officers
Jianhua ZHU (1)	22,634,270	35.64%
Zhenwen LIANG (2)	2,030,359	3.20%
Zengxiang LU(3)	2,040,085	3.21%
Michael ELYAKIM(4)	*	*
Songzuo XIANG(5)	-	-
Jianyue PAN(6)	*	*
Directors and executive officers as a group(7)	27,233,418	42.88%

*	Beneficially owns less than 1% of our ordinary shares.

(1)	Represents: (i) the 20,846,786 ordinary shares and 1,709,775 ADSs held by Smart Live Group Limited, which is wholly owned by Mr. Jianhua Zhu and (ii) the 155,418 ordinary shares held by China Cast Investment Holdings Limited, or China Cast. Mr. Jianhua Zhu, together with Dr. Zengxiang Lu, exercises investment and voting powers over the shares held by China Cast. Mr. Jianhua Zhu owns 50% of the equity interest of China Cast and disclaims beneficial ownership of those shares held by China Cast except to the extent of his pecuniary interest therein.

(2)	Represents the sum of ordinary shares and ADSs owned by Mr. Zhenwen Liang.

(3)	Represents: (i) the 1,962,376 ADSs held by Polar Light Group Limited, which is wholly owned by Dr. Zengxiang Lu and (ii) the 155,418 ordinary shares held by China Cast. Dr. Zengxiang Lu, together with Mr. Jianhua Zhu, exercises investment and voting powers over the shares held by China Cast. Dr. Zengxiang Lu owns 50% of the equity interest of China Cast and disclaims beneficial ownership of those shares held by China Cast except to the extent of his pecuniary interest therein. Effective from March 23, 2018, Dr. Zengxiang Lu resigned from his position as our director.

(4)	Effective from March 19, 2018, Mr. Michael Elyakim resigned from his position as our director.

(5)	Effective from March 19, 2018, Mr. Songzuo Xiang resigned from his position as our director.

(6)	Effective from March 19, 2018, Mr. Jianyue Pan resigned from his position as our director.

(7)	Represents 100% of the 155,418 ordinary shares held by China Cast (Dr. Zengxiang Lu and Mr. Jianhua Zhu jointly exercise investment and voting powers over the shares held by China Cast), ordinary shares and ADSs held by Mr. Jianhua Zhu (other than those ordinary shares held through China Cast), Mr. Zhenwen Liang, Dr.Zengxiang Lu (other than those ordinary shares held through China Cast), Mr. Michael Elyakim and Mr. Jianyue Pan.

Item 7.  Major Shareholders and Related Party Transactions

A.	Major Shareholders

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

Equity Transfer Agreement (Super TV)

Pursuant to a definitive equity transfer agreement, dated November 7, 2016, and a supplemental agreement thereto, dated December 26, 2016, between Golden Benefit, our wholly-owned subsidiary, and Bao Li, a limited liability company then collectively owned by several buyer parties, including Mr. Jianhua Zhu, our Chief Executive Officer and director, Golden Benefit transferred all the equity interest then held by it in Beijing Super TV to Bao Li for a consideration of RMB610 million.

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

Dividend Policy

In April 2016, our board of directors declared a special cash dividend of US$0.20 per ordinary share. US$12,034,386 was paid in August 2016 with US$3,600 remaining payable as of December 31, 2017.

In April 2017, our board of directors declared a special cash dividend of US$1.50 per ordinary share. US$95,235,984 was paid in June 2017 with US$27,000 remaining payable as of December 31, 2017.

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

There have been no significant changes since December 31, 2017, the date of the annual financial statements in this annual report.

Item 9.   The Offer and Listing

A.	Offering and Listing Details

Market and Share Price Information

Our ADSs, each representing one ordinary share, had been listed on the NYSE since October 5, 2007 and traded under the symbol "STV" until the removal from listing on NYSE on October 25, 2017. Our ADSs are quoted on the OTC Markets under the symbol "STVVY" as of the date of this annual report.

The high and low closing prices of our ADSs on the NYSE since listing until May 16, 2017, when the trading in our ADSs was halted, and on the OTC Markets are as follows:

	Price per ADS (US$)*
	High	Low
Yearly:
2013	2.27	1.36
2014	4.94	1.81
2015	5.08	1.50
2016	1.73	1.12
2017(1)	1.75	0.12
Quarterly:
First Quarter, 2016	1.72	1.40
Second Quarter, 2016	1.73	1.13
Third Quarter, 2016	1.39	1.12
Fourth Quarter, 2016	1.61	1.15
First Quarter, 2017	1.48	1.25
Second Quarter, 2017(1)	1.78	0.31
Third Quarter, 2017	0.34	0.22
Fourth Quarter, 2017	0.25	0.16
First Quarter, 2018	0.24	0.16
Monthly:
October 2017	0.25	0.20
November 2017	0.23	0.20
December 2017	0.21	0.16
January 2018	0.24	0.16
February 2018	0.20	0.16
March 2018	0.18	0.16
April 2018 (through April 19)	0.18	0.14

*           Trading in our ADSs was halted on May 16, 2017, since when the prices of our ADSs were recorded on the OTC Markets.

(1)	The high point was recorded on the NYSE while the low point was recorded on the OTC Markets.

As of March 31, 2018, a total of 40,376,226 ADSs were outstanding, excluding the 3,382,769 ADSs that were held for our account in preparation for exercise of share options by option holders under our employee stock incentive plans. As of March 31, 2018, 40,376,226 ordinary shares were registered in the name of DBTCA, the depositary under the deposit agreement, excluding 3,382,769 ordinary shares that were issued and held for our account in preparation for exercise of share options by option holders under our employee stock incentive plans.

B.	Plan of Distribution

Not Applicable.

C.	Markets

Our ADSs, each representing one ordinary share, had been listed on the NYSE since October 5, 2007 and traded under the symbol "STV" until the removal from listing on NYSE on October 25, 2017. Our ADSs were quoted on the OTC Markets under the symbol "STVVY" as of the date of this annual report.

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

Through a special resolution passed at the extraordinary general meeting of the Company held on March 2, 2018, we amended our Second Amended and Restated Articles of Association. We have filed the amendment and the Second Amended and Restated Articles of Association, as amended, as exhibits of this annual report.

C.	Material Contracts

Other than the contracts described elsewhere in this annual report, we and our operating companies have not entered into any material contracts that are not in the ordinary course of business within the two years preceding the date of this annual report.

D.	Exchange Controls

The Cayman Islands currently have no exchange control restrictions. See also "Item 4. Information on the Company—B. Business Overview—Regulations—Foreign Currency Exchange" and "Item 4. Information on the Company—B. Business Overview—Regulations—Regulations of Foreign Exchange in Certain Onshore and Offshore Transactions" for information on foreign currency exchange in the PRC.

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

Pursuant to Section 6 of the Tax Concessions Law (1999 Revision) of the Cayman Islands, we have obtained an undertaking from the Governor-in-Cabinet:

·	that no law which is enacted in the Cayman Islands imposing any tax to be levied on profits or income or gains or appreciations shall apply to the Company or its operations; and

·	that the aforesaid tax or any tax in the nature of estate duty or inheritance tax shall not be payable on the shares, debentures or other obligations of the Company.

The undertaking for us is for a period of 20 years from May 1, 2007.

United States Federal Income Taxation

This section describes the material United States federal income tax consequences of owning ADSs. It applies to you only if you are a U.S. holder, as defined below, and you hold your ADSs as capital assets for United States federal income tax purposes. This section does not apply to you if you are a member of a special class of holders subject to special rules, including:

·	a dealer in securities;

·	a trader in securities that elects to use a mark-to-market method of accounting for securities holdings;

·	a tax-exempt organization;

·	a life insurance company;

·	a person liable for alternative minimum tax;

·	a person that actually or constructively owns 10% or more of our stock by vote or value;

·	a person that holds ADSs as part of a straddle or a hedging or conversion transaction;

·	a person that purchases or sells ADSs as part of a wash sale for tax purposes; or

·	a person whose functional currency is not the U.S. dollar.

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

You are a U.S. holder if you are a beneficial owner of ADSs for United States federal income tax purposes and you are:

·	an individual that is a citizen or resident of the United States;

·	a corporation (or other entity taxable as a corporation for United States federal income tax purposes) organized under the laws of the United States, any State or the District of Columbia;

·	an estate whose income is subject to United States federal income tax regardless of its source; or

·	a trust if a United States court can exercise primary supervision over the trust's administration and one or more United States persons are authorized to control all substantial decisions of the trust.

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

Taxation of Dividends

Under the United States federal income tax laws, and subject to the PFIC rules discussed below, the gross amount of any dividend we pay out of our current or accumulated earnings and profits (as determined for United States federal income tax purposes) is subject to United States federal income taxation. Because we do not intend to determine our earnings and profits on the basis of United States federal income tax principles, any distribution paid by us with respect to our ADSs is generally expected to be reported as a "dividend" for United States federal income tax purposes. Dividends we pay with respect to the ADSs generally will not be eligible for the preferential dividend rate currently applicable to certain "qualified dividend income" received by noncorporate shareholders. As discussed below, we believe that we were treated as a PFIC for the taxable year ended December 31, 2017.

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

PFIC Rules

Based on analyses of our income and the value of our assets, we believe we were a PFIC for the taxable years ended December 31, 2017 and December 31, 2016. In addition, although we believe we were not treated as a PFIC for our taxable years ended December 31, 2015 and December 31, 2014, we believe that we have been treated as a PFIC in prior taxable years before the taxable year ended December 31, 2014. The conclusion as to our PFIC status is a factual determination that is made annually and thus we may or may not be a PFIC for the taxable year ending December 31, 2018 or subsequent taxable years. In addition, because PFIC status is determined based on complex rules that may not be entirely clear, and based on the value of assets that cannot in certain circumstances be known for certain, no guarantee regarding our PFIC status can be made for any particular year. To the extent that we hold a significant amount of cash or other passive assets in the future, as a general matter, it is more likely that we would be treated as a PFIC in such future taxable years. You will generally be treated as holding stock of a PFIC in the first taxable year of your holding period in which we became a PFIC and subsequent taxable years even if we cease to satisfy the tests to be classified as a PFIC in subsequent taxable years, unless you make certain elections.

In general, we will be a PFIC if for any taxable year in which you held our ADSs:

·	at least 75% of our gross income for the taxable year is passive income; or

·	at least 50% of the value, determined on the basis of a quarterly average, of our assets is attributable to assets that produce or are held for the production of passive income.

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

Because we believe that we likely were classified as a PFIC for our immediately prior taxable year, for the taxable year ended December 31, 2016 and before the taxable year ended December 31, 2014, you will generally be subject to the special PFIC tax rules if you held our ADSs in a taxable year while we were treated as a PFIC with respect to you.

If we are a PFIC with respect to a U.S. holder for any taxable years during which a U.S. holder holds our ADSs and any of our subsidiaries (including any entities treated as being owned by us for United States federal income tax purposes) is also a PFIC, such U.S. holder would be treated as owning a proportionate amount (by value) of the shares of each such subsidiary classified as a PFIC for purposes of the application of these rules.

If we are treated as a PFIC, you will be subject to special rules with respect to:

·	any gain you realize on the sale or other disposition of your ADSs; and

·	any excess distribution that we make to you (generally, any distributions to you during a single taxable year that are greater than 125% of the average annual distributions received by you in respect of the ADSs during the three preceding taxable years or, if shorter, your holding period for the ADSs).

Under these rules:

·	the gain or excess distribution (collectively, an "excess distribution") will be allocated ratably over your holding period for the ADSs;

·	the amount allocated to the taxable year in which you realized excess distribution will be taxed as ordinary income;

·	the amount allocated to each prior year generally will be taxed at the highest tax rate in effect for that year; and

·	the interest charge generally applicable to underpayments of tax will be imposed in respect of the tax attributable to each such year.

Moreover, your ADSs will be treated as stock in a PFIC if we were a PFIC at any time during your holding period in your ADSs, even if we are not currently a PFIC at the time of a distribution or recognition of gain, unless certain elections are made.

The adverse tax consequences mentioned above may be mitigated if a U.S. holder is eligible and does elect to annually mark-to-market the ADSs; however, the mark-to-market election is available only for "marketable stock," which is stock that is traded in other than de minimis quantities on at least 15 days during each calendar quarter on a qualified exchange or other market, as defined in the applicable Treasury regulations. Our ADSs were delisted from the NYSE and are now quoted on the OTC Markets. Accordingly, our stock will no longer qualify as "marketable stock" for the purpose of the mark-to-market election, U.S. holders of our stock will no longer be eligible to make a mark-to-market election with respect to our stock, and U.S. holders of our stock that had made mark-to-market elections with respect to our stock in the past will be subject to the special PFIC rules for the taxable year ended December 31, 2017 and for future taxable years.

If we are or were a PFIC for any taxable year during which you hold or held our ADSs, we will continue to be treated as a PFIC with respect to you for all subsequent years during which you hold the ADSs, unless we have ceased to be classified as a PFIC under the tests described above and you make a "deemed sale" election. If you make a deemed sale election, you will be deemed to have sold your ADSs at their fair market value on the last day of the last taxable year in which we qualified as a PFIC and any gain from such deemed sale would be subject to the excess distribution rules described above. After the deemed sale election, so long as we do not become a PFIC in a subsequent taxable year, your ADSs with respect to which a deemed sale election was made will not be treated as equity interests in a PFIC. However, as discussed above, even if we cease to be treated as a PFIC, we may be treated as a PFIC in subsequent taxable years, in which case you would be subject to the excess distribution rules discussed above with respect to such subsequent taxable years.

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

You should consult your own tax advisor regarding the application of the PFIC rules to your ownership and disposition of the ADSs or shares, the effect of our not being treated as a PFIC for the taxable year ended December 31, 2017 and the availability, application and consequences of the elections discussed above.

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

Interest Rate Risk

As of December 31, 2017, we had no short-term or long-term borrowings. Our exposure to market risk for changes in interest rates relates primarily to the interest income generated by our cash deposits with the banks. We have not used any derivative financial instruments in our investment portfolio. Interest earning instruments carry a degree of interest rate risk. We have not been exposed, nor do we anticipate being exposed, to material risks due to changes in interest rates. However, our future interest income may fall short of expectations due to changes in interest rates. In addition, we may borrow loans in the future and changes in interest rates may affect our finance cost.

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

In 2017, substantially all of our revenues and cost of revenues of our continuing operations are generated from our PRC subsidiaries and are denominated in Renminbi. However, fluctuations in exchange rates may affect our revenues, costs, profit margins and net income (loss), when they are reported in U.S. dollar.

Fluctuations in exchange rates may also affect our balance sheet. For example, to the extent that we need to convert U.S. dollars received in our initial public offering into the Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount that we receive from the conversion. Conversely, if we decide to convert our Renminbi into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs or for other business purposes, appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amount available to us. Considering the amount of our cash and cash equivalents as of December 31, 2017, a 1.0% appreciation of the Renminbi against the U.S. dollar will result in an estimated increase of approximately US$0.1 million in our total amount of cash and cash equivalents, and a 1.0% appreciation of the U.S. dollar against the Renminbi will result in a decrease of approximately US$0.1 million in our total cash and cash equivalents.

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

Inflation

In recent years, inflation has not had a material impact on our results of operations. According to the National Bureau of Statistics of China, the change in the Consumer Price Index in the PRC was 1.4%, 2.0% and 1.6% in 2015, 2016 and 2017, respectively. Although we have not been materially affected by inflation since our inception, we cannot assure you that we will not be affected in the future by higher rates of inflation in the PRC.

Item 12.	Description of Securities Other than Equity Securities

A.	Debt Securities

Not Applicable.

B.	Warrants and Rights

Not Applicable.

C.	Other Securities

Not Applicable.

D.	American Depositary Shares

Fees and Charges for Holders of American Depositary Receipts

Our American Depositary Receipt, or ADR, facility is maintained by DBTCA, pursuant to a deposit agreement dated as of October 11, 2007, or the Deposit Agreement, by and among us, DBTCA, and holders and beneficial owners of ADSs evidenced by ADRs issued thereunder. We use the term "holder" in this discussion to refer to the person in whose name an ADR is registered.

In accordance with the terms of the Deposit Agreement, DBTCA may charge holders of our ADSs, either directly or indirectly, fees or charges up to the amounts described below.

·	US$5.00 for each 100 ADSs, or any portion thereof, issued or surrendered, for:

·	each issuance of ADSs, including upon the deposit of shares or to any person to whom an ADS distribution is made pursuant to share dividends or other free distributions of shares, bonus distributions, share splits or other distributions (except where converted to cash); and

·	each surrender of ADSs for cancellation and withdrawal of deposited securities, including cash distributions made pursuant to a cancellation or withdrawal;

·	US$2.00 per 100 ADSs for distribution of cash proceeds pursuant to a cash distribution (so long as the charging of such fee is not prohibited by any exchange upon which the ADSs are listed), sale of rights and other entitlements, not made pursuant to a cancellation or withdrawal;

·	US$5.00 per 100 ADSs, or any portion thereof, issued upon the exercise of rights;

·	an annual fee of US$0.02 per ADS for the operation and maintenance costs in administering the facility; and

·	in connection with inspections of the relevant share register maintained by the local registrar, if applicable, undertaken by DBTCA, its custodian or their respective agents: an annual fee of US$0.01 per ADS (such fee to be assessed against holders of record as of the date or dates set by DBTCA as it sees fit and collected at the sole discretion of DBTCA by billing such holders for such fee or by deducting such fee from one or more cash dividends or other cash distributions).

In addition, holders or beneficial owners of our ADSs, persons depositing shares for deposit and persons surrendering ADSs for cancellation and withdrawal of deposited securities may be required to pay DBTCA the following charges:

·	taxes, including applicable interest and penalties, and other governmental charges;

·	transfer or registration fees for the registration of transfer of deposited securities on any applicable register in connection with the deposit or withdrawal of deposited securities, including those of a central depository for securities (where applicable);

·	certain cable, telex, facsimile and electronic transmission and delivery expenses;

·	expenses incurred by DBTCA in connection with the conversion of foreign currency into U.S. dollars;

·	fees and expenses incurred by DBTCA in connection with compliance with exchange control regulations and other regulatory requirements applicable to the shares, deposited securities and ADSs; and

·	any additional fees, charges, costs or expenses that may be incurred by DBTCA from time to time.

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

Payment Made by DBTCA to Our Company

For the year ended December 31, 2017, DBTCA reimbursed us US$0.7 million for contributions towards our investor relations activities and other miscellaneous expenses related to the listing of our ADSs on the NYSE. In addition, DBTCA paid an aggregate of US$13,293 on our behalf for organizing our annual general shareholders' meeting for the year 2017.

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

Disclosure Controls and Procedures

Our management, with the participation of our chief executive officer and chief financial officer, has evaluated the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) of the Exchange Act) as of the end of the period covered by this annual report. Based on this evaluation, our chief executive officer and chief financial officer have concluded that, as of the end of the fiscal year covered by this annual report, our disclosure controls and procedures were designed, and were effective to give reasonable assurance that the information required to be disclosed by us in reports that we file under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and were also effective to ensure that information required to be disclosed in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.

Management's Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rules 13a-15(f) under the Exchange Act, for our company. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements in accordance with generally accepted accounting principles, and includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of a company’s assets, (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with generally accepted accounting principles, and that a company’s receipts and expenditures are being made only in accordance with authorizations of a company’s management and directors, and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of a company’s assets that could have a material effect on the consolidated financial statements.

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

As required by Section 404 of the Sarbanes-Oxley Act and related rules as promulgated by the SEC, our management, with the participation of our chief executive officer and chief financial officer, assessed the effectiveness of the internal control over financial reporting as of December 31, 2017 using criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Based on our evaluation, we have concluded that our internal control over financial reporting was effective as at December 31, 2017.

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

Remediation of Prior Year Material Weakness

We previously disclosed in our annual report on Form 20-F for the fiscal year ended December 31, 2016 that we identified the following control deficiencies that constitute material weakness: insufficient accounting personnel with appropriate U.S. GAAP knowledge for accounting, presentation and disclosure of complex unusual transactions.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis.

We have taken measures to address the material weakness, including designing and implementing more robust financial reporting and management controls for complex and unusual transactions. As of December 31, 2017, we concluded that the material weakness described in our annual report on Form 20-F for the fiscal year ended December 31, 2016 had been remediated.

Changes in Internal Control over Financial Reporting

Other than the implementation and refinement of the controls necessary to remediate the previous year's material weakness, there were no significant changes in our internal control over financial reporting identified in connection with the evaluation required by Rules 13a-15(d) under the Exchange Act that occurred during the period covered by this annual report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 16.

Item 16A.	Audit Committee Financial Expert

Not Applicable.

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

KPMG Huazhen LLP, or KPMG, had served as our independent registered public accounting firm for the fiscal years ended December 31, 2016 and December 31, 2017. KPMG is appointed by our board of directors and will hold office until our board of directors appoints another auditor.

Audit Fees

The aggregate fees paid or accrued in each of 2016 and 2017 for professional services rendered by our principal accountant for the audit of our annual financial statements or services that are normally provided by the accountant in connection with statutory or regulatory filings or engagements were US$1.0 million and US$0.6 million, respectively.

Audit-Related Fees

The aggregate fees billed in each of 2016 and 2017 for assurance and related services rendered by our principal accountant that are reasonably related to the performance of the audit or review of our financial statements and are not reported under the caption "Audit Fees" above were nil and nil, respectively.

Tax Fees

The aggregate fees billed in each of 2016 and 2017 for professional services relating to tax compliance, tax advice and tax planning rendered by our principal accountant were US$10 and nil thousand, respectively.

All Other Fees

The aggregate fees billed in each of 2016 and 2017 for products and services provided by our principal accountant, other than the services reported above under the captions "Audit Fees," "Audit-Related Fees" and "Tax Fees," were nil and nil, respectively.

Item 16D.	Exemptions from the Listing Standards for Audit Committees

Not Applicable.

Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers

None.

Item 16F.	Change in Registrant's Certifying Accountant

None.

Item 16G.	Corporate Governance

Not Applicable.

Item 16H.	Mine Safety Disclosure

Not Applicable.

PART III

Item 17.	Financial Statements

We have elected to provide financial statements and related information specified in Item 18.

Item 18.	Financial Statements

See "Index to Consolidated Financial Statements" for a list of all financial statements filed as part of this annual report.

Item 19.	Exhibits

Number	Description of Exhibit

1.1	Second Amended and Restated Memorandum and Articles of Association of China Digital TV Holding Co., Ltd.(1) and Notice containing a Special Resolution passed on March 2, 2018, amending the Second Amended and Restated Articles of Assciation of China Digital TV Holding Co., Ltd.

Number	Description of Exhibit

2.1(1)	Specimen of Share Certificate.

2.2(1)	Form of Deposit Agreement, including form of American Depositary Receipts.

2.3(1)	First Amended and Restated Shareholders Agreement of China Digital TV Holding Co., Ltd., dated September 13, 2007, among Novel-Tongfang Information Engineering Co., Ltd., Beijing Novel-Tongfang Digital TV Technology Co., Ltd., China Digital TV Technology Co., Ltd., China Capital Investment Holdings Limited, China Cast Investment Holdings Limited, SB Asia Infrastructure Fund L.P., Capital International Private Equity Fund IV, L.P., CGPE IV, L.P. and certain other shareholders.

4.1(1)	Asset Transfer Agreement, dated June 7, 2004, between Beijing Novel-Tongfang Digital TV Technology Co., Ltd. and Novel-Tongfang Information Engineering Co., Ltd.

4.2(1)	Equity Transfer Agreement, dated June 7, 2004, between Beijing Novel-Tongfang Digital TV Technology Co., Ltd. and Novel-Tongfang Information Engineering Co., Ltd. and related (i) Equity Entrustment Agreement, dated September 10, 2004, and (ii) Equity Purchase Entrustment Agreement, dated April 1, 2004, both between the same parties.

4.3(1)	Asset Purchase Agreement, dated June 8, 2004, between Beijing Novel-Tongfang Digital TV Technology Co., Ltd. and Beijing Super TV Co., Ltd.

4.4(1)	Equity Transfer Agreement, dated August 4, 2006, between Novel-Tongfang Information Engineering Co., Ltd. and Beijing Novel-Tongfang Digital TV Technology Co., Ltd. and related Equity Transfer Agreement, dated March 15, 2007, among Novel-Tongfang Information Engineering Co., Ltd., Beijing Novel-Tongfang Digital TV Technology Co., Ltd. and Panasonic Corporation of China.

4.5(1)	Asset Transfer Agreement, dated August 5, 2006, between Novel-Tongfang Information Engineering Co., Ltd. and Beijing Novel-Tongfang Digital TV Technology Co., Ltd. and the Supplemental Agreement thereto, dated April 6, 2007.

4.6(1)	Trademark Licensing Agreement entered into in March 2007 between Beijing Novel-Tongfang Information Engineering Co., Ltd. and Beijing Novel-Tongfang Digital TV Technology Co., Ltd.

4.7(1)	Equipment Leasing Agreement, dated June 7, 2004, between Beijing Novel-Tongfang Digital TV Technology Co., Ltd. and Beijing Super TV Co., Ltd.

4.8(1)	Technical Support and Related Service Agreement, dated June 7, 2004, between Beijing Novel-Tongfang Digital TV Technology Co., Ltd. and Beijing Super TV Co., Ltd.

4.9(1)	Technology License Agreement, dated June 7, 2004, between Beijing Novel-Tongfang Digital TV Technology Co., Ltd. and Beijing Super TV Co., Ltd.

4.10(1)	Technology Development Agreement, dated June 7, 2004, between Beijing Novel-Tongfang Digital TV Technology Co., Ltd. and Beijing Super TV Co., Ltd.

Number	Description of Exhibit

4.11(1)	Products and Software Purchase Agreement, dated June 7, 2004, between Beijing Novel-Tongfang Digital TV Technology Co., Ltd. and Beijing Super TV Co., Ltd.

4.12(3)	Letter of Consent, dated April 30, 2009, issued by Beijing Super TV Co., Ltd. to Beijing Novel-Super Digital TV Technology Co., Ltd.

4.13(3)	Equity Transfer Agreement, dated June 20, 2008 between Wei Gao and Junming Wu for Beijing Novel-Super Digital TV Technology Co., Ltd.

4.14(3)	Equity Transfer Agreement, dated November 24, 2008, between Novel-Tongfang Information Engineering Co., Ltd. and Shizhou Shen for Beijing Novel-Super Digital TV Technology Co., Ltd.

4.15(3)	Equity Transfer Agreement, dated November 24, 2008, between Novel-Tongfang Information Engineering Co., Ltd. and Lei Zhang for Beijing Novel-Super Digital TV Technology Co., Ltd.

4.16	Equity Transfer Option Agreement, dated June 7, 2004, among Beijing Super TV Co., Ltd., Novel-Tongfang Information Engineering Co., Ltd. and Li Yang(1); the Supplemental Agreement thereto, dated September 1, 2005, among Beijing Super TV Co., Ltd., Novel-Tongfang Information Engineering Co., Ltd., Li Yang and Beijing Novel-Tongfang Digital TV Technology Co., Ltd.(1); the No. 2 Supplemental Agreement thereto, dated August 18, 2007, among Beijing Super TV Co., Ltd., Novel-Tongfang Information Engineering Co., Ltd., Li Yang, Beijing Novel-Tongfang Digital TV Technology Co., Ltd. and Wei Gao(1); the No. 3 Supplemental Agreement thereto, dated June 20, 2008, among Beijing Super TV Co., Ltd., Beijing Novel-Super Digital TV Technology Co., Ltd., Novel-Tongfang Information Engineering Co., Ltd., Wei Gao and Junming Wu(3); the No. 4 Supplemental Agreement thereto, dated November 24, 2008, among Beijing Super TV Co., Ltd., Beijing Novel-Super Digital TV Technology Co., Ltd., Novel-Tongfang Information Engineering Co., Ltd., Junming Wu, Lei Zhang and Shizhou Shen(3); and the No. 5 Supplemental Agreement thereto, dated July 11, 2011, among Beijing Super TV Co., Ltd., Beijing Novel-Super Digital TV Technology Co., Ltd., Junming Wu, Lei Zhang, Shizhou Shen, Wenjun Wang and Tianxing Wang(6).

4.17(1)	Share Pledge Agreement, dated September 1, 2005, between Novel-Tongfang Information Engineering Co., Ltd. and Beijing Super TV Co., Ltd.

4.18(3)	Termination Agreement of Share Pledge, dated November 24, 2008, between Beijing Super TV Co., Ltd. and Novel-Tongfang Information Engineering Co., Ltd.

4.19	Share Pledge Agreement, dated September 1, 2005, between Li Yang and Beijing Super TV Co., Ltd.(1); the Supplemental Agreement thereto, dated August 18, 2007, among Li Yang, Beijing Super TV Co., Ltd. and Wei Gao(1); the No. 2 Supplemental Agreement thereto, dated June 20, 2008, among Beijing Super TV Co., Ltd., Wei Gao and Junming Wu(3); and the Share Pledge Termination Agreement, dated July 11, 2011 between Beijing Super TV Co., Ltd. and Junming Wu(6).

4.20(3)	Share Pledge Agreement, dated November 24, 2008, between Shizhou Shen and Beijing Super TV Co., Ltd.

4.21(3)	Share Pledge Agreement, dated November 24, 2008, between Lei Zhang and Beijing Super TV Co., Ltd.

Number	Description of Exhibit

4.22	Business Operating Agreement, dated September 1, 2005, among Beijing Super TV Co., Ltd., Novel-Tongfang Information Engineering Co., Ltd., Li Yang and Beijing Novel-Tongfang Digital TV Technology Co., Ltd.(1); the Supplemental Agreement thereto, dated August 18, 2007, among Beijing Super TV Co., Ltd., Novel-Tongfang Information Engineering Co., Ltd., Li Yang, Beijing Novel-Tongfang Digital TV Technology Co., Ltd. and Wei Gao(1); the No. 2 Supplemental Agreement thereto, dated June 20, 2008, among Beijing Super TV Co., Ltd., Beijing Novel-Super Digital TV Technology Co., Ltd., Novel-Tongfang Information Engineering Co., Ltd., Wei Gao and Junming Wu(3); the No. 3 Supplemental Agreement thereto, dated November 24, 2008, among Beijing Super TV Co., Ltd., Beijing Novel-Super Digital TV Technology Co., Ltd., Novel-Tongfang Information Engineering Co., Ltd., Junming Wu, Lei Zhang and Shizhou Shen(3); and the No. 4 Supplemental Agreement thereto, dated July 11, 2011, among Beijing Super TV Co., Ltd., Beijing Novel-Super Digital TV Technology Co., Ltd., Junming Wu, Lei Zhang, Shizhou Shen, Wenjun Wang and Tianxing Wang(6).

4.23(1)	Power of Attorney, dated September 1, 2005, of Novel-Tongfang Information Engineering Co., Ltd.

4.24(1)	Power of Attorney, dated August 18, 2007, of Wei Gao.

4.25(3)	Power of Attorney, dated June 20, 2008, of Junming Wu.

4.26(3)	Power of Attorney, dated November 24, 2008, of Shizhou Shen.

4.27(3)	Power of Attorney, dated November 24, 2008, of Lei Zhang.

4.28(1)	Entrusted Loan Agreement, dated August 23, 2004, among Beijing Super TV Co., Ltd., Beijing Novel-Tongfang Digital TV Technology Co., Ltd. and Bank of Beijing, Shangdi Branch.

4.29(1)	Entrusted Loan Agreement, dated July 13, 2004, among Beijing Super TV Co., Ltd., Novel-Tongfang Information Engineering Co., Ltd. and Bank of Beijing, Shangdi Branch.

4.30(1)	Entrusted Loan Agreement, dated August 25, 2005, among Beijing Super TV Co., Ltd., Novel-Tongfang Information Engineering Co., Ltd. and Bank of Beijing, Shangdi Branch.

4.31(1)	Loan Agreement, dated April 4, 2007, between Beijing Super TV Co., Ltd. and Novel-Tongfang Information Engineering Co., Ltd. and the related Entrusted Loan Agreement, dated April 12, 2007, among Beijing Super TV Co., Ltd., Novel-Tongfang Information Engineering Co., Ltd. and Bank of Beijing, Shangdi Branch.

4.32(3)	Loan Agreement, dated November 24, 2008, between Shizhou Shen and Beijing Super TV Co., Ltd.

4.33(3)	Loan Agreement, dated November 24, 2008, between Lei Zhang and Beijing Super TV Co., Ltd.

4.34(1)	Service Agreement, dated April 2, 2007, between Novel-Tongfang Information Engineering Co., Ltd. and Beijing Novel-Tongfang Digital TV Technology Co., Ltd.

4.35(1)	Interest Payment Agreement, dated November 30, 2006, between Beijing Novel-Tongfang Digital TV Technology Co., Ltd. and Beijing Super TV Co., Ltd.

4.36(1)	Form of Property Lease Agreement.

Number	Description of Exhibit

4.37(1)	Fixed Assets Transfer Agreement, dated March 28, 2007, between Beijing Novel-Tongfang Digital TV Technology Co., Ltd. and Beijing Super TV Co., Ltd.

4.38(1)	Form of Employment Agreement and related Form of Agreement on Confidentiality and Intellectual Property.

4.39(1)	Form of Non-Disclosure, Non-Competition, Commitment and Proprietary Information Agreement.

4.40(1)	Form of Indemnification Agreement for Directors.

4.41(1)	Amended and Restated 2005 Stock Incentive Plan of China Digital TV Holding Co., Ltd. and form of share option agreement.

4.42††(1)	Cooperation Agreement, dated January 5, 2007, between Beijing Novel-Tongfang Digital TV Technology Co., Ltd. and Jiangsu Qingda Science and Technology Industries Co., Ltd.

4.43(1)	Cooperation Agreement, dated July 18, 2007, between Beijing Novel-Tongfang Digital TV Technology Co., Ltd. and China Electronics Smart Card Co., Ltd.

4.44(1)	2008 Stock Incentive Plan of China Digital TV Holding Co., Ltd.

4.45(2)	Agreement for Equity Transfer of Beijing Novel-Super Digital TV Technology Co., Ltd., dated December 2007, between China Digital TV Technology Co., Ltd. and Golden Benefit Technology Co., Ltd.

4.46(3)	Intellectual Property Transfer Agreement, dated August 13, 2008, between Novel-Tongfang Information Engineering Co., Ltd. and Beijing Super TV Co., Ltd.

4.47(3)	Equity Transfer Agreement, dated October 5, 2008, between Beijing Super TV Co., Ltd. and Beijing Novel-Super Digital TV Technology Co., Ltd.

4.48(3)	Framework Agreement for Purchase of Computer Chips, dated December 12, 2008, between Beijing Super TV Co., Ltd. and Beijing Novel-Super Digital TV Technology Co., Ltd.

4.49(4)	Framework Agreement for Sale of Software Products, dated July 14, 2009, between Beijing Super TV Co., Ltd. and Beijing Novel-Super Digital TV Technology Co., Ltd.

4.50(4)	Equity Transfer Agreement, dated February 26, 2010, between Beijing Novel-Super Digital TV Technology Co., Ltd. and Beijing Shi Xun Hu Lian Technology Co., Ltd.

4.51(5)	Shareholders' Agreement, dated December 1, 2010, between Beijing Super TV Co., Ltd. and Beijing Yuewu Yuntian Software Technology Ltd.

4.52(5)	Shareholders' Agreement, dated April 29, 2011, between Beijing Super TV Co., Ltd. and Beijing Ying Zhi Cheng Technology Co., Ltd.

4.53(5)	2010 Stock Incentive Plan of China Digital TV Holding Co., Ltd.

4.54(6)	Loan Agreement, dated July 11, 2011, between Lei Zhang and Beijing Super TV Co., Ltd.

4.55(6)	Loan Agreement, dated July 11, 2011, between Tianxing Wang and Beijing Super TV Co., Ltd.

4.56(6)	Loan Agreement, dated July 11, 2011, between Wenjun Wang and Beijing Super TV Co., Ltd.

4.57(6)	Capital Increase and Equity Transfer Agreement, dated July 11, 2011, between Junming Wu, Lei Zhang, Shizhou Shen, Wenjun Wang, Tianxing Wang and Beijing Novel-Super Digital TV Technology Co., Ltd.

Number	Description of Exhibit

4.58(6)	Power of Attorney, dated July 11, 2011, of Lei Zhang.

4.59(6)	Power of Attorney, dated July 11, 2011, of Shizhou Shen.

4.60(6)	Power of Attorney, dated July 11, 2011, of Tianxing Wang.

4.61(6)	Power of Attorney, dated July 11, 2011, of Wenjun Wang.

4.62(6)	Share Pledge Agreement, dated July 11, 2011, between Lei Zhang and Beijing Super TV Co., Ltd.

4.63(6)	Share Pledge Agreement, dated July 11, 2011, between Shizhou Shen and Beijing Super TV Co., Ltd.

4.64(6)	Share Pledge Agreement, dated July 11, 2011, between Tianxing Wang and Beijing Super TV Co., Ltd.

4.65(6)	Share Pledge Agreement, dated July 11, 2011, between Wenjun Wang and Beijing Super TV Co., Ltd.

4.66(6)	Written Undertaking, dated November 22, 2011, among Beijing Super TV Co., Ltd., Beijing Novel-Super Digital TV Technology Co., Ltd., Lei Zhang, Shizhou Shen, Wenjun Wang and Tianxing Wang.

4.67(6)	Power of Attorney, dated January 16, 2012, of Lei Zhang.

4.68(6)	Power of Attorney, dated January 16, 2012, of Shizhou Shen.

4.69(6)	Power of Attorney, dated January 16, 2012, of Tianxing Wang.

4.70(6)	Power of Attorney, dated January 16, 2012, of Wenjun Wang.

4.71(6)	Share Pledge Agreement, dated January 16, 2012, between Lei Zhang and Beijing Super TV Co., Ltd.

4.72(6)	Share Pledge Agreement, dated January 16, 2012, between Shizhou Shen and Beijing Super TV Co., Ltd.

4.73(6)	Share Pledge Agreement, dated January 16, 2012, between Tianxing Wang and Beijing Super TV Co., Ltd.

4.74(6)	Share Pledge Agreement, dated January 16, 2012, between Wenjun Wang and Beijing Super TV Co., Ltd.

4.75(6)	Supplemental Agreement to Loan Agreements, dated January 16, 2012, among Beijing Super TV Co., Ltd., Lei Zhang, Shizhou Shen, Wenjun Wang and Tianxing Wang.

4.76(6)	Supplemental Agreement, dated February 9, 2012, among Beijing Super TV Co., Ltd., Beijing Novel-Super Digital TV Technology Co., Ltd., Lei Zhang, Shizhou Shen, Wenjun Wang and Tianxing Wang.

4.77(6)	Cooperation Termination Agreement, dated November 9, 2011, between Dongguan Super TV Video Info Co., Ltd. and the Dongguan branch of the Guangdong Broadcasting TV Network Co., Ltd.

4.78(6)	Capital Increase Agreement, dated May 24, 2011, among Beijing Super TV Co., Ltd., Beijing Novel-Super Digital TV Technology Co., Ltd., Ying Zhi Cheng Technology Co., Ltd. and Beijing Joysee Technology Co., Ltd.

Number	Description of Exhibit

4.79(6)	First Amendment to First Amended and Restated Shareholders Agreement of China Digital TV Holding Co., Ltd., dated June 14, 2011, among China Digital TV Technology Co., Ltd., Beijing Novel-Super Digital TV Technology Co., Ltd., China Cast Investment Holdings Limited, SB Asia Infrastructure Fund L.P., Capital International Private Equity Fund IV, L.P., CGPE IV, L.P. and certain other shareholders.

4.80(7)	China Digital TV Holding Co., Ltd. 2012 Stock Incentive Plan.

4.81(7)	Second Supplemental Agreement to Loan Agreement, dated April 12, 2013, between Beijing Super TV Co., Ltd. and Tianxing Wang.

4.82(8)	Share Transfer Agreement, dated April 30, 2014, among Beijing Yuewu Yuntian Software Technology Ltd., Beijing Holch Capital Investment Center, Beijing Cyber Cloud Co., Ltd. and Beijing Xinsi Yijia Technology Co., Ltd.

4.83(8)	Share Transfer Agreement, dated April 30, 2014, among Beijing Super TV Co., Ltd., China Super Media Holdings Limited, Beijing Yuewu Yuntian Software Technology Ltd., Beijing Holch Capital Investment Center and Beijing Cyber Cloud Co., Ltd.

4.84(8)	Termination Agreement of Existing Contractual Agreements, dated June 20, 2014, among Beijing Super TV Co., Ltd., Beijing Novel-Super Digital TV Technology Co., Ltd., Lei Zhang, Tianxing Wang, Wenjun Wang and Shizhou Shen.

4.85(8)	Termination Agreement of Existing Contractual Agreements, dated April 14, 2015, among Beijing Super TV Co., Ltd. and Beijing Novel-Super Digital TV Technology Co., Ltd.

4.86(8)	Share Transfer Agreement, dated June 20, 2014, among Lei Zhang, Tianxing Wang, Wenjun Wang, Shizhou Shen and Beijing Super TV Co., Ltd.

4.87(9)	Framework Agreement, dated June 13, 2014, among China Digital TV Holding Co., Ltd., Golden Benefit Technology Limited and Cinda Investment Co., Ltd.

4.88(9)	Framework Agreement Amendment, dated October 9, 2014, among China Digital TV Holding Co., Ltd., Golden Benefit Technology Limited and Cinda Investment Co., Ltd.

4.89(9)	Share Transfer Agreement, dated October 9, 2014, among China Digital TV Holding Co., Ltd., China Digital TV Technology Co., Ltd., Golden Benefit Technology Limited, Cinda Investment Co., Ltd. and Shanghai Tongda Venture Capital Co., Ltd.

4.90(8)	Supplementary Share Transfer Agreement, dated October 27, 2014, among China Digital TV Holding Co., Ltd., China Digital TV Technology Co., Ltd., Golden Benefit Technology Limited, Cinda Investment Co., Ltd. and Shanghai Tongda Venture Capital Co., Ltd.

4.91(9)	Profit Compensation Agreement, dated October 9, 2014, among Shanghai Tongda Venture Capital Co., Ltd., Golden Benefit Technology Limited, and China Digital TV Holding Co., Ltd.

4.92(9)	Supplementary Profit Compensation Agreement, dated October 27, 2014, among Shanghai Tongda Venture Capital Co., Ltd., Golden Benefit Technology Limited, and China Digital TV Holding Co., Ltd.

4.93(9)	Share Subscription Agreement, dated October 9, 2014, between Shanghai Tongda Venture Capital Co., Ltd. and Golden Benefit Technology Limited.

Number	Description of Exhibit

4.94(10)	Equity Transfer Agreement, dated November 7, 2016, among Golden Benefit Technology Limited, Beijing Super TV Co., Ltd. and Changxing Bao Li Rui Xin Technology Co., Ltd.

4.95(11)	Supplemental Agreement to the Equity Transfer Agreement, dated December 26, 2016, among Golden Benefit Technology Limited, Beijing Super TV Co., Ltd. and Changxing Bao Li Rui Xin Technology Co., Ltd.

4.96(12)	Loan Agreement, dated October 12, 2013, between Beijing Xinsi Yijia Technology Co., Ltd. and Yang Tingling

4.97(12)	Loan Agreement, dated October 12, 2013, between Beijing Xinsi Yijia Technology Co., Ltd. and Zhang Xi

4.98(12)	Loan Agreement, dated October 12, 2013, between Beijing Xinsi Yijia Technology Co., Ltd. and Liu Yu

4.99(12)	Supplementary Agreement to Loan Agreement dated June, 23, 2014, among Beijing Xinsi Yijia Technology Co., Ltd., Yang Tingling and Wu Zhenhua

4.100(12)	Supplementary Agreement to Loan Agreement dated June, 23, 2014, among Beijing Xinsi Yijia Technology Co., Ltd., Zhang Xi and Hu Yongxin

4.101(12)	Supplementary Agreement to Loan Agreement dated June, 23, 2014, among Beijing Xinsi Yijia Technology Co., Ltd., Liu Yu and Ma Bin

4.102(12)	Equity Pledge Agreement, dated June 23, 2014, between Beijing Xinsi Yijia Technology Co., Ltd. and Wu Zhenhua

4.103(12)	Equity Pledge Agreement, dated June 23, 2014, between Beijing Xinsi Yijia Technology Co., Ltd. and Hu Yongxin

4.104(12)	Equity Pledge Agreement, dated June 23, 2014, between Beijing Xinsi Yijia Technology Co., Ltd. and Ma Bin

4.105(12)	Power of Attorney, dated June 23, 2014, of Wu Zhenhua

4.106(12)	Power of Attorney, dated June 23, 2014, of Hu Yongxin

4.107(12)	Power of Attorney, dated June 23, 2014, of Ma Bin

4.108(12)	Equity Transfer Option Agreement, dated June 23, 2014, among Beijing Xinsi Yijia Technology Co., Ltd., Ma Bin, Hu Yongxin and Wu Zhenhua

4.109(12)	Technical Support and Related Service Agreement, dated October 12, 2013, between Beijing Xinsi Yijia Technology Co., Ltd. and Beijing Dingyuan Technology Co., Ltd.

8.1	List of Subsidiaries of China Digital TV Holding Co., Ltd.

11.1(1)	Code of Business Conduct and Ethics of China Digital TV Holding Co., Ltd.

12.1	CEO Certification pursuant to Rule 13a - 14(a).

12.2	CFO Certification pursuant to Rule 13a - 14(a).

13.1	CEO Certification pursuant to Rule 13a - 14(b).

13.2	CFO Certification pursuant to Rule 13a - 14(b).

Number	Description of Exhibit

23.1	Consent of KPMG Huazhen LLP.

23.2	Consent of Han Kun, PRC Lawyers.

101.INS	XBRL Instance Document

101.SCH	XBRL Taxonomy Extension Schema Document

101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB	XBRL Taxonomy Extension Label Linkbase Document

101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document

††	Portions of the agreement have been omitted pursuant to a confidential treatment request and have been filed with the SEC separately with a confidential treatment request.

(1)	Previously filed as an exhibit to the Registration Statement on Form F-1 (File No. 333-146072) of China Digital TV Holding Co., Ltd. and incorporated herein by reference thereto.

(2)	Previously filed as an exhibit to the annual report on Form 20-F (File No. 001-33692) of China Digital TV Holding Co., Ltd. filed with the SEC on June 18, 2008 and incorporated herein by reference thereto.

(3)	Previously filed as an exhibit to the annual report on Form 20-F (File No. 001-33692) of China Digital TV Holding Co., Ltd. filed with the SEC on May 20, 2009 and incorporated herein by reference thereto.

(4)	Previously filed as an exhibit to the annual report on Form 20-F (File No. 001-33692) of China Digital TV Holding Co., Ltd. filed with the SEC on April 30, 2010 and incorporated herein by reference thereto.

(5)	Previously filed as an exhibit to the annual report on Form 20-F (File No. 001-33692) of China Digital TV Holding Co., Ltd. filed with the SEC on May 12, 2011 and incorporated herein by reference thereto.

(6)	Previously filed as an exhibit to the annual report on Form 20-F (File No. 001-33692) of China Digital TV Holding Co., Ltd. filed with the SEC on April 17, 2012 and incorporated herein by reference thereto.

(7)	Previously filed as an exhibit to the annual report on Form 20-F (File No. 001-33692) of China Digital TV Holding Co., Ltd. filed with the SEC on April 16, 2013 and incorporated herein by reference thereto.

(8)	Previously filed as an exhibit to the annual report on Form 20-F (File No. 001-33692) of China Digital TV Holding Co., Ltd. filed with the SEC on April 28, 2015 and incorporated herein by reference thereto.

(9)	Previously furnished as an exhibit to the report on Form 6-K (File No. 001-33692) of China Digital TV Holding Co., Ltd. filed with the SEC on November 10, 2014 and incorporated herein by reference thereto.

(10)	Previously furnished as an exhibit to the report on Form 6-K (File No. 001-33692) of China Digital TV Holding Co., Ltd. filed with the SEC on November 7, 2016 and incorporated herein by reference thereto.

(11)	Previously furnished as an exhibit to the report on Form 6-K (File No. 001-33692) of China Digital TV Holding Co., Ltd. filed with the SEC on December 28, 2016 and incorporated herein by reference thereto.

(12)	Previously filed as an exhibit to the annual report on Form 20-F (File No. 001-33692) of China Digital TV Holding Co., Ltd. filed with the SEC on April 21, 2017 and incorporated herein by reference thereto.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

CHINA DIGITAL TV HOLDING CO., LTD.

By:	/s/ Jianhua Zhu

Name:	Jianhua Zhu

Title:	Chief Executive Officer and Chairman

Date: April 20, 2018

China digital tv holding co., lTD.

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors

China Digital TV Holding Co., Ltd.:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of China Digital TV Holding Co., Ltd. and subsidiaries (the “Company”) as of December 31, 2017 and 2016, and the related consolidated statements of comprehensive income (loss), change in equity, and cash flows for each of the years in the three-year period ended December 31, 2017, and the related notes and financial statement schedule I (collectively, the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017 and 2016, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2017, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ KPMG Huazhen LLP

We have served as the Company’s auditor since 2015.

Bejing, China
April 20, 2018

China digital tv holding co., lTD.

CONSOLIDATED BALANCE SHEETS

(U.S. dollars in thousands, except share and per share data)

	As of December 31,
	2016	2017
ASSETS

Current assets:
Cash and cash equivalents	$117,292	$24,425
Restricted cash	4,753	-
Term deposits	2,344	2,376
Short-term investments	-	3,783
Notes receivable	81	-
Accounts receivable, net of allowance for doubtful accounts of $89 and $110 as of December 31, 2016 and 2017, respectively	500	1,931
Inventories	4	145
Prepaid expenses and other current assets	1,611	1,124

Total current assets	126,585	33,784
Property and equipment, net	421	-
Intangible assets, net	258	-
Goodwill	655	-
Deferred income tax assets	52	-

TOTAL ASSETS	$127,971	$33,784

LIABILITIES AND EQUITY
Current liabilities:
Accounts payable (of which $115 and $303 as of December 31, 2016 and 2017 belonging to the consolidated VIE without recourse to the Company, respectively)	445	350
Accrued expenses and other current liabilities (of which nil and $473 as of December 31, 2016 and 2017 belonging to the consolidated VIE without recourse to the Company, respectively)	2,557	2,347
Advance from customer, deferred revenue and deferred income-current (of which $8 and $29 as of December 31, 2016 and 2017 belonging to the consolidated VIE without recourse to the Company, respectively)	1,382	1,526
Government subsidies-current (of which nil and nil as of December 31, 2016 and 2017 belonging to the consolidated VIE without recourse to the Company, respectively)	81	70

Total current liabilities	4,465	4,293
Deferred revenue-non-current (of which nil and nil as of December 31, 2016 and 2017 belonging to the consolidated VIE without recourse to the Company, respectively)	125	248
Government subsidies-non-current (of which nil and nil as of December 31, 2016 and 2017 belonging to the consolidated VIE without recourse to the Company, respectively)	310	261

Total liabilities	4,900	4,802

Commitments and Contingencies (Note 19)

Equity:
China Digital TV Holding Co., Ltd. shareholders' equity:
Ordinary shares ($0.0005 par value; 200,000,000 and 200,000,000 shares authorized, 60,285,087 and 63,508,656 shares issued and outstanding as of December 31, 2016 and 2017, respectively)	30	32
Additional paid-in capital	45,273	29,805
Statutory reserve	88	96
Retained earnings/(accumulated deficit)	75,104	(3,226)
Subscription receivable	(596)	(1,001)
Accumulated other comprehensive (loss)/income	(289)	430

Total China Digital TV Holding Co., Ltd. shareholders' equity.	119,610	26,136

Noncontrolling interest	3,461	2,846

Total equity	123,071	28,982

TOTAL LIABILITIES AND EQUITY	$127,971	$33,784

The accompanying notes are an integral part of these consolidated financial statements.

China digital tv holding co., lTD.

CONSOLIDATED statements of COMPREHENSIVE INCOME (lOSS)

(U.S. dollars in thousands, except share and per share data)

	For the years ended December 31,
	2015	2016	2017

Revenues
Products	$248	$618	$790
Services	1,674	3,622	5,411

Total revenues	1,922	4,240	6,201
Taxes and surcharges	(2)	(12)	(41)

Net revenues	1,920	4,228	6,160

Cost of revenues (including share-based compensation of $3, nil and nil for 2015, 2016 and 2017, respectively)
Products	143	506	511
Services	1,237	1,011	1,067

Total cost of revenues	1,380	1,517	1,578

Gross profit	540	2,711	4,582

Operating expenses:
Research and development (including share-based compensation of $49, $463 and $463 for 2015, 2016 and 2017, respectively)	8,798	5,655	3,985
Selling and marketing (including share-based compensation of $30, $447 and $152 for 2015, 2016 and 2017, respectively)	4,114	2,747	1,758
General and administrative (including share-based compensation of $36, $2 and $21 for 2015, 2016 and 2017, respectively)	3,220	3,739	3,618
Impairment of goodwill	-	-	690
Impairment of property and equipment	-	-	425
Impairment of intangible assets	-	-	217
Gain from disposal of assets	-	-	(822)

Total operating expenses	16,132	12,141	9,871

Operating loss from continuing operations	(15,592)	(9,430)	(5,289)
Interest income	104	105	1,206
Gain from disposal of an equity method investment	-	95	-
Other income, net	354	1,088	710

Loss from continuing operations before income tax expenses	(15,134)	(8,142)	(3,373)

Income tax expenses/(benefits):
Income tax-current	293	131	285
Income tax-deferred	(1)	(17)	52

Total income tax expenses	292	114	337

Net loss from continuing operations before share of loss on an equity method investment	(15,426)	(8,256)	(3,710)
Share of loss on an equity method investment, net of nil income taxes	(101)	-	-

Net loss from continuing operations	(15,527)	(8,256)	(3,710)

Discontinued operations (Note 3):
Income/(loss) from the operations of discontinued operations, net of income tax expenses of $4,286, $2,492 and nil for 2015, 2016 and 2017, respectively	16,155	10,445	(389)
Gain from disposal of discontinued operations, net of income tax expenses of nil, $8,286 and nil for 2015, 2016 and 2017, respectively (including net gain of $16,685 from accumulated other comprehensive income reclassification in 2016)	-	43,190	-

Income/(loss) from discontinued operations, net of income tax expenses of $4,286, $10,778 and nil for 2015, 2016 and 2017, respectively	16,155	53,635	(389)

Net income/(loss)	628	45,379	(4,099)
Less: Net loss attributable to noncontrolling interest	(900)	(39)	(1,031)

Net income/(loss) attributable to ordinary shareholders of China Digital TV Holding Co., Ltd.	1,528	45,418	(3,068)

Amounts attributable to ordinary shareholders of China Digital TV Holding Co., Ltd:
Net loss from continuing operations	(14,627)	(7,226)	(2,679)
Income/(loss) from discontinued operations, net of income taxes	16,155	52,644	(389)

Net income/(loss) attributable to ordinary shareholders of China Digital TV Holding Co., Ltd.	$1,528	$45,418	$(3,068)

China digital tv holding co., lTD.

CONSOLIDATED statements of COMPREHENSIVE INCOME (lOSS) - continued

(U.S. dollars in thousands, except share and per share data)

	For the years ended December 31,
	2015	2016	2017

Net income/(loss)	$628	$45,379	$(4,099)
Other comprehensive (loss)/income, net of nil income taxes:
Foreign currency translation adjustment	(3,892)	(5,652)	866
Reclassification of foreign currency translation adjustment	-	(16,685)	-

Total other comprehensive (loss)/income, net of nil income taxes	(3,892)	(22,337)	866

Comprehensive (loss)/income	(3,264)	23,042	(3,233)
Less: Comprehensive loss attributable to noncontrolling interest	(933)	(437)	(884)

Comprehensive (loss)/income attributable to ordinary shareholders of China Digital TV Holding Co., Ltd.	$(2,331)	$23,479	$(2,349)

Earnings/(loss) per share – basic and diluted:
Net loss from continuing operations attributable to ordinary shareholders of China Digital TV Holding Co., Ltd.	$(0.24)	$(0.12)	$(0.04)
Net income/(loss) from discontinued operations attributable to ordinary shareholders of China Digital TV Holding Co., Ltd.	0.27	0.87	(0.01)

Net income/(loss) attributable to ordinary shareholders of China Digital TV Holding Co., Ltd.	$0.03	$0.75	$(0.05)

Weighted average shares outstanding, basic and diluted	59,968,346	60,199,096	62,372,111

The accompanying notes are an integral part of these consolidated financial statements.

China digital tv holding co., lTD.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(U.S. dollars in thousands, except share and per share data)

	China Digital TV Holding Co., Ltd. Shareholders
								Total China
				Accumulated				Digital TV
			Additional	other				Holding Co., Ltd
	Ordinary		paid-in	comprehensive	Statutory	Retained	Subscription	Shareholders'	Noncontrolling	Total
	Shares	Amount	capital	income (loss)	reserve	earnings	receivable	Equity	Interest	equity

Balance at January 1, 2015	59,705,570	$30	$35,639	$25,509	$17,977	$22,307	$-	$101,462	$565	$102,027

Share-based compensation	-	-	106	-	-	-	-	106	12	118
Appropriation for statutory reserve	-	-	-	-	384	(384)	-	-	-	-
Exercise of stock option	468,427	-	700	-	-	-	-	700	-	700
Capital injection by noncontrolling interest (Note 20(a))	-	-	1,531	-	-	-	-	1,531	741	2,272
Acquisition of noncontrolling interest (Note 20(b))	-	-	12	-	-	-	-	12	(59)	(47)
Net income	-	-	-	-	-	1,528	-	1,528	(900)	628
Foreign currency translation adjustment	-	-	-	(3,859)	-	-	-	(3,859)	(33)	(3,892)

Balance at December 31, 2015	60,173,997	30	37,988	21,650	18,361	23,451	-	101,480	326	101,806

Share-based compensation	-	-	4,591	-	-	-	-	4,591	295	4,886
Appropriation for statutory reserve	-	-	-	-	1	(1)	-	-	-	-
Exercise of stock option	111,090	-	68	-	-	-	-	68	-	68
Special cash dividend to shareholders	-	-	-	-	-	(12,038)	-	(12,038)	-	(12,038)
Capital injection by noncontrolling interest (Note 20(c))	-	-	2,704	-	-	-	-	2,704	10,028	12,732
Share subscription receivables of Cyber Cloud (Note 20(c))	-	-	-	-	-	-	(596)	(596)	-	(596)
Acquisition of noncontrolling interest (Note 20(d))	-	-	(78)	-	-	-	-	(78)	(548)	(626)
Disposal of discontinued operations	-	-	-	(16,685)	(18,274)	18,274	-	(16,685)	(6,203)	(22,888)
Net income	-	-	-	-	-	45,418	-	45,418	(39)	45,379
Foreign currency translation adjustment	-	-	-	(5,254)	-	-	-	(5,254)	(398)	(5,652)

Balance at December 31, 2016	60,285,087	30	45,273	(289)	88	75,104	(596)	119,610	3,461	123,071

Share-based compensation	-	-	756	-	-	-	-	756	269	1,025
Appropriation for statutory reserve	-	-	-	-	8	(8)	-	-	-	-
Exercise of stock option	3,223,569	2	3,785	-	-	-	-	3,787	-	3,787
Subscription receivable from exercise of stock option	-	-	-	-	-	-	(364)	(364)	-	(364)
Special cash dividend to shareholders	-	-	(20,009)	-	-	(75,254)	-	(95,263)	-	(95,263)
Foreign currency translation adjustment of subscription receivable of Cyber Cloud	-	-	-	-	-	-	(41)	(41)	-	(41)
Net loss	-	-	-	-	-	(3,068)	-	(3,068)	(1,031)	(4,099)
Foreign currency translation adjustment	-	-	-	719	-	-	-	719	147	866

Balance at December 31, 2017	63,508,656	$32	$29,805	$430	$96	$(3,226)	$(1,001)	$26,136	$2,846	$28,982

The accompanying notes are an integral part of these consolidated financial statements.

China digital tv holding co., lTD.

CONSOLIDATED statements of cash flows

(U.S. dollars in thousands)

	For the years ended December 31,
	2015	2016	2017
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income/(loss)	$628	$45,379	$(4,099)
Adjustments to reconcile net income to net cash provided by/(used in) operating activities:
Depreciation and amortization	607	670	326
Share-based compensation	118	4,886	1,025
Gain on disposal of assets	-	-	(822)
Impairment of goodwill	-	-	690
Impairment of property and equipment	-	-	425
Impairment of intangible assets	-	-	217
Income from short-term investments	-	-	(68)
Allowance for doubtful accounts	2,771	1,747	15
Write-down of inventory	1,050	219	-
Warranty accrual	50	17	-
Unrealized exchange losses	-	-	199
Share of loss/(income) on equity method investments	47	(195)	-
Gain from disposal of equity method investments	(184)	(95)	-
Gain from disposal of a subsidiary	-	(233)	-
Gain from disposal of discontinued operations	-	(43,190)	-
Changes in operating assets and liabilities:
Accounts receivable and notes receivable	5,566	98	(1,277)
Inventories	(1,159)	785	(135)
Prepaid expenses and other current assets	3,017	(340)	(94)
Accounts payable	(639)	577	(121)
Income tax payable	(946)	(860)	-
Accrued expenses and other current liabilities	(3,083)	(1,766)	(6)
Deferred revenue and deferred income	(1,223)	195	167
Government subsidies	(538)	(1,030)	(83)
Deferred income taxes	1,170	(2,420)	52
Other assets	216	-	-

Net cash provided by/(used in) operating activities	7,468	4,444	(3,589)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment	(167)	(749)	(265)
Purchase of term deposits	-	(2,344)	(32)
Proceeds from disposal of discontinued operations, net of $24,822 cash disposed of, net of withholding income tax and stamp duties of $8,330	-	54,706	-
Payment of costs for disposal of discontinued operations	-	(933)	-
Proceeds from disposal of a subsidiary, net of $16 cash disposed of	-	134	-
Purchase of short-term investments	-	-	(8,362)
Proceeds from maturity of short-term investments	-	-	4,786
Proceeds from disposal of assets	2,816	-	830
Proceeds from disposal of an equity method investment	-	512	-
Purchase of an equity method investment	(541)	-	-

Net cash provided by/(used in) investing activities	2,108	51,326	(3,043)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from stock option exercise	700	80	3,423
Special cash dividend paid to shareholders	-	(12,034)	(95,236)
Capital contribution from noncontrolling interest shareholders	-	6,766	5,421
Acquisition of noncontrolling interests	(47)	(301)	(342)

Net cash provided by /(used in) financing activities	653	(5,489)	(86,734)

Effect of exchange rate changes on cash and cash equivalents	(2,133)	(3,127)	499

NET INCREASE /(DECREASE) IN CASH AND CASH EQUIVALENTS	8,096	47,154	(92,867)
CASH AND CASH EQUIVALENTS, BEGINNING OF THE YEAR	16,610	18,713	117,292
CASH AND CASH EQUIVALENTS RECORDED IN CURRENT ASSETS OF SUPER TV, BEGINNING OF THE YEAR	45,432	51,425	-

LESS: CASH AND CASH EQUIVALENTS BALANCE RECORDED IN CURRENT ASSETS OF SUPER TV, END OF THE YEAR	(51,425)	-	-

CASH AND CASH EQUIVALENTS, END OF THE YEAR	$18,713	$117,292	$24,425

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATIONS
Income tax paid	$4,472	$5,775	$300

NON-CASH INVESTING AND FINANCING ACTIVITIES
Receivable from noncontrolling shareholders for capital injection (Note 20(c))	$-	$1,213	$576
Payable for acquisition of noncontrolling interest (Note 12)	$-	$338	$(338)

The accompany notes are an integral part of these consolidated financial statements.

China digital tv holding co., lTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(U.S. dollars in thousands, except share and per share data)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES

China Digital TV Holding Co., Ltd. (the "Company" or "CDTV Holding") was incorporated in the Cayman Islands in 2007. The Company, through its subsidiaries and consolidated variable interest entity (“VIE”) (collectively, the "Group"), is primarily engaged in providing cable TV value added services which enables cable TV and IPTV network operators to offer diversified TV content services in the People's Republic of China ("PRC").

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

VIE contractual agreements

Beijing Dingyuan Technology Co., Ltd. ("Dingyuan") is a PRC entity held by several nominee shareholders ("Shareholders"), all of which are employees of the Company. Beijing Xinsi Yijia Technology Co., Ltd. ("Xinsi Yijia"), a majority-owned subsidiary of the Company, has entered into a series of contractual agreements with Dingyuan, and the Shareholders. As a result of these contractual agreements, since June 2014, when the Company acquired Xinsi Yijia, the Company (1) had the power to direct the activities that most significantly affected the economic performance of Dingyuan, and (2) received the economic benefits of Dingyuan. A summary of the contractual agreements entered into among Xinsi Yijia, Dingyuan, and the Shareholders is as follows:

·	Loan Agreements and Supplemental Agreements to Loan Agreements: Under loan agreements between Xinsi Yijia and the Shareholders, Xinsi Yijia extended loans to the Shareholders for contributing registered capital to Dingyuan. The term of each loan is ten years, which is renewable upon the approval of each party. With consent of Xinsi Yijia, the Shareholders may transfer the equity interests in Dingyuan to any third party, and their obligations under the loan agreements shall be borne by such transferee.

China digital tv holding co., lTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(U.S. dollars in thousands, except share and per share data)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES - continued

VIE contractual agreements – continued

·	Equity Pledge Agreements: Pursuant to the equity pledge agreements, each of the Shareholders pledged all of their respective equity interests in Dingyuan to Xinsi Yijia to secure the Shareholders' performance of their respective obligations under the contractual arrangements between the Shareholders and Xinsi Yijia. In addition, each of the Shareholders agreed not to transfer their equity interests in Dingyuan or create, or allow the creation of, any pledge over their respective equity interests in Dingyuan that may affect Xinsi Yijia's interests without Xinsi Yijia's consent. Xinsi Yijia is entitled to receive the dividends on the pledged equity interests during the term of the pledges. The duration of each of the equity pledge agreements is equivalent to the maximum duration of the contractual arrangements between the Shareholders and Xinsi Yijia. The agreements may only be terminated: (i) by Xinsi Yijia in writing; or (ii) upon the fulfillment of the Shareholders' respective obligations under the contractual arrangements between the Shareholders and Xinsi Yijia, which is subject to Xinsi Yijia's written confirmation.

·	Powers of Attorney: Each of the Shareholders has executed an irrevocable power of attorney appointing Xinsi Yijia, or any person designated by Xinsi Yijia, as the attorney-in-fact to vote on their respective behalves on all matters of Dingyuan requiring shareholder approval under PRC laws, rules and regulations and the articles of association of Dingyuan. Each power of attorney has a term of ten years, subject to earlier termination in the event of the termination of the relevant loan agreement. The powers of attorney will be automatically renewed upon the extension of the term of the relevant loan agreement.

·	Equity Transfer Option Agreement: Under this agreement, the Shareholders jointly granted Xinsi Yijia an exclusive and irrevocable option to purchase all of the equity interests held by them in Dingyuan at any time that Xinsi Yijia deems fit. Xinsi Yijia may purchase these equity interests itself or designate another party to purchase the equity interests.

·	Exclusive Technical Support and Related Services Agreement: Dingyuan irrevocably appoints and designates Xinsi Yijia as its exclusive service provider to provide services, including but not limit to technical support, technical training and personnel services to Dingyuan. Service fees are determined based on the content and quality of the services provided by Xinsi Yijia, which could be up to all of Dingyuan’s pre-tax profit. The term of this agreement was 15 years, which is renewable upon the approval of each party.

China digital tv holding co., lTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

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

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(U.S. dollars in thousands, except share and per share data)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES - continued

The following financial statement amounts and balances of the Company’s consolidated VIE were included in the accompanying consolidated financial statements as of and for the years ended December 31:

	As of December 31,
	2016	2017

Total current assets	$746	$1,155

Total assets	$746	$1,155

Total current liabilities	123	805

Total liabilities	$123	$805

	For the years ended December 31,
	2015	2016	2017

Net revenues from continuing operations	$25	$394	$437
Net loss from continuing operations	$(137)	$(200)	$(303)
Net income from discontinued operations	$-	$-	$-

	For the years ended December 31,
	2015	2016	2017

Net cash provided by /(used in) operating activities	$63	$(6)	$397
Net cash used in investing activities	$-	$-	$(659)
Net cash provided by financing activities	$-	$151	$-

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(U.S. dollars in thousands, except share and per share data)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES - continued

As of December 31, 2017, the Company's subsidiaries and consolidated variable interest entity consist of the following entities:

Subsidiaries	Date of incorporation	Place of incorporation /establishment	Percentage of economic ownership

China Digital TV Technology Co., Ltd. (“CDTV BVI”)	March 9, 2004	BVI	100%
Golden Benefit Technology Limited ("Golden Benefit")	December 6, 2007	Hong Kong	100%
China Super Media Holdings Limited ("CSM Holdings")	February 25, 2008	Hong Kong	100%
Beijing N-S Information Technology Co., Ltd. ("N-S Information Technology")	July 23, 2010	the PRC	100%
Beijing Cyber Cloud Co., Ltd. ("Cyber Cloud")	January 19, 2011	the PRC	57.7%
Beijing Joysee Technology Co., Ltd. ("Joysee")	May 13, 2011	the PRC	76.9%
Xinsi Yijia	December 31, 2012	the PRC	57.7%
Beijing Shibo Movie Technology Co., Ltd. ("Shibo Movie")	February 15, 2012	the PRC	100%
Beijing Shibo Qihang Technology Co., Ltd. ("Shibo Qihang", originally named as Beijing Dagong Technology Co. Ltd.)	December 24, 2015	the PRC	100%
Beijing Novel-Super Media Investment Co., Ltd. ("N-S Media Investment")	December 19, 2007	the PRC	100%
Hubei Shibo Screen Cross Technology Development Co., Ltd. (“Hubei Shibo”)	August 12, 2015	the PRC	65.0%
Nanjing Yunyao Shibo Information Technology Co., Ltd. (“Nanjing Yunyao”)	April 19, 2017	the PRC	57.7%

Variable interest entity

Dingyuan	August 21, 2013	the PRC	57.7%

China digital tv holding co., lTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(U.S. dollars in thousands, except share and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)	Basis of presentation

The consolidated financial statements of the Company have been prepared in accordance with the accounting principles generally accepted in the United States of America ("U.S. GAAP").

(b)	Basis of consolidation

The consolidated financial statements of the Company include the financial statements of CDTV Holding, its subsidiaries, and consolidated VIE. All inter-company transactions and balances have been eliminated upon consolidation.

(c)	Use of estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and revenues, costs and expenses in the consolidated financial statements and accompanying notes. Significant accounting estimates reflected in the Company's consolidated financial statements include the allowance for doubtful accounts, valuation of inventories, valuation allowance for deferred income tax assets, impairment of long-lived assets, impairment of goodwill and fair value of share-based payments. The current economic environment has increased the degree of uncertainty inherent in these estimates and assumptions.

(d)	Cash and cash equivalents

Cash and cash equivalents consist of cash on hand and highly liquid investments which are unrestricted as to withdrawal or use, and which have maturities of three months or less when purchased.

China digital tv holding co., lTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(U.S. dollars in thousands, except share and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(e)	Accounts receivable and allowance for doubtful accounts

Accounts receivable are stated at the amount the Group expects to collect. The Group maintains allowances for doubtful accounts for estimated losses. Management considers the following factors when determining the collectability of specific accounts: historical experience, credit worthiness of the clients, aging of the receivables and other specific circumstances related to the accounts. Allowance for doubtful accounts is made and recorded into general and administrative expenses based on aging of accounts receivable and on any specifically identified accounts receivable that may become uncollectible. Accounts receivable which are deemed to be uncollectible are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. There is a time lag between when the Company estimates a portion of or the entire account balances to be uncollectible and when a write off of the account balances is taken. The Company takes a write off of the account balances when the Company can demonstrate all means of collection on the outstanding balances have been exhausted.

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

An impairment charge is recorded if the carrying amount of the investment exceeds its fair value and this condition is determined to be other-than-temporary. The Group did not incur any impairment loss on equity method investments for the years ended December 31, 2015, 2016 and 2017.

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

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(U.S. dollars in thousands, except share and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(g)	Financial instruments

Financial instruments of the Group primarily consist of cash and cash equivalents, restricted cash, term deposits, notes receivable, accounts receivable and accounts payable. The carrying values of the Group's financial instruments approximate their fair values, principally because of the short-term maturity of these instruments or their terms.

(h)	Short-term investments

As of December 31, 2017, the Company held investments in financial products managed by three PRC financial institutions. The terms of the financial products range between 33 days and 181 days. The financial products matured before March 2018 and provided the Company a return of $37, of which the Company recognized unrealized holding gain of $17 as of December 31, 2017.

(i)	Concentration of credit risk

Financial instruments that potentially expose the Group to concentrations of credit risk consist primarily of cash and cash equivalents, restricted cash, term deposits, short-term investments, notes receivable and accounts receivable. The Group places their cash and cash equivalents, restricted cash, term deposits and short-term investments in financial institutions with high-credit ratings and quality.

Approximately 93.4% of the Group's cash deposits were placed with two commercial banks in the PRC as of December 31, 2017. The Group takes into account a number of factors, including, among other things, the industry rankings, credit rating and reputation, in determining the creditworthiness and quality of the financial institutions in the PRC with which it has placed its cash and cash equivalents, restricted cash and term deposits (collectively “cash deposits”). The following table sets forth information relating to the two largest proportions of the Group's cash deposits held by banks as of December 31, 2016 and 2017, respectively.

Details of the banks accounting for 10% or more of total cash deposits are as follows:

	As of December 31,
Bank	2016	2017
	%	%

Bank A	83.7	69.8
Bank B	10.8	23.6

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(U.S. dollars in thousands, except share and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(i)	Concentration of credit risk - continued

Customers accounting for 10% or more of total revenues from continuing operations are as below:

	For years ended December 31,
Customer	2015	2016	2017
	%	%	%

Customer A	54.8	40.5	31.9
Customer B	*	14.6	*
Customer C	-	-	14.6

Customers accounting for 10% or more of accounts receivable are as below:

	As of December 31,
Customer	2016	2017
	%	%

Customer B	24.7	*
Customer D	17.3	-
Customer E	11.6	-
Customer C	-	52.1

*	The amount was less than 10%.

(j)	Inventories

Inventories are stated at the lower of cost or net realizable value. Cost is determined using the weighted average method. The components of inventory cost include raw materials, processing cost of finished goods and purchase cost of products. We routinely evaluate quantities and value of our inventories in light of current market conditions and market trends, and record a write-down against the cost of inventories for net realizable value below cost.

(k)	Property and equipment

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(U.S. dollars in thousands, except share and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(l)	Intangible assets

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

(m)	Impairment of long-lived assets other than goodwill

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(U.S. dollars in thousands, except share and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(n)	Goodwill

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

In the evaluation of the goodwill for impairment, the Group first assesses qualitative factors to determine whether it is "more likely than not" that the fair value of a reporting unit is less than its carrying amount as a basis for determining whether it is necessary to perform the two-step goodwill impairment test. If it is more likely than not that the fair value of a reporting unit is less than its carrying amount, goodwill is then tested following a two-step process. The first step compares the fair value of each reporting unit to its carrying amount, including goodwill. If the fair value of the reporting unit exceeds its carrying amount, goodwill is not considered to be impaired and the second step will not be required. If the carrying amount of a reporting unit exceeds its fair value, the second step compares the implied fair value of goodwill to the carrying value of a reporting unit's goodwill. The implied fair value of goodwill is determined in a manner similar to accounting for a business combination with the allocation of the assessed fair value determined in the first step to the assets and liabilities of the reporting unit. The excess of the fair value of the reporting unit over the amounts assigned to the assets and liabilities is the implied fair value of goodwill. An impairment loss is recognized for any excess in the carrying value of goodwill over the implied fair value of goodwill. The Group has determined to perform the annual impairment test on December 31 of each year. The Group recognized nil, nil and $690 impairment loss on goodwill for the years ended December 31, 2015, 2016 or 2017, respectively.

China digital tv holding co., lTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(U.S. dollars in thousands, except share and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(o)	Revenue recognition

The Group’s revenues are derived from sales of products and services, and are recorded net of value added tax (“VAT”). Revenue is recognized when all of the following conditions are met: persuasive evidence of an arrangement exists, delivery of the products has occurred or services have been rendered, the price is fixed or determinable and collectability is reasonably assured. These criteria are related to each of the following major revenue generating activities described below.

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

All the revenues from sales of smart cards, licensing and royalty fees and substantially all of SI service and SD service were derived from the operation of Super TV. Since Super TV was disposed by the Company in December 2016, the related revenues are included in income from operations of discontinued operations for the years ended December 31, 2015 and 2016 (see Note 3).

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

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

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

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

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

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

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

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(U.S. dollars in thousands, except share and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(p)	VAT and VAT refund

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

(q)	Taxes and surcharges

The Company’s PRC subsidiaries and consolidated VIE are subject to taxes and surcharges which are calculated based on the net amounts of VAT payable to tax authority.

(r)	Government subsidies

Government subsidies mainly represent amounts granted by local government authorities as an incentive for companies to promote economic development of the local technology industry. When the Group receives the subsidies related to government sponsored projects, the subsidies are recorded as a liability and are recognized as subsidy income when there is no further performance obligation. Government subsidies that compensate the acquisition cost of an asset are recognized in profit or loss over the useful life of the asset as other income. Subsidy income of $197, $460 and $91 from continuing operations were recognized in other income and $1,250, $863 and nil from discontinued operations were recognized in income from operations of discontinued operations, for the years ended December 31, 2015, 2016 and 2017, respectively.

China digital tv holding co., lTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

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

The functional and reporting currency of the Company is the US dollar. The functional currency of the Company's subsidiaries outside the PRC is the US dollar. The functional currency of the Company's subsidiaries and consolidated VIE in the PRC is Renminbi ("RMB").

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

For translating the financial statements of the Company's PRC subsidiaries (including consolidated VIE) into the reporting currency of the Company (US dollar), assets and liabilities are translated from each subsidiary's functional currency to the reporting currency at the exchange rate on the balance sheet date. Equity amounts are translated at historical exchange rates, and revenues, expenses, gains and losses are translated using the average rate for the period. Translation adjustments are reported as cumulative translation adjustments and are shown as a separate component of other comprehensive income (loss) in the consolidated statements of comprehensive income (loss).

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

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

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

(v)	Earnings/(loss) per share

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

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

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

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

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

Fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels. The level in the hierarchy within which the fair value measurement in its entirety falls is based upon the lowest level of input that is significant to the fair value measurement as follows:

·	Level 1-inputs are based upon unadjusted quoted prices for identical assets or liabilities traded in active markets.

·	Level 2-inputs are based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active and model-based valuation techniques for which all significant assumptions are observable in the market or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

·	Level 3-inputs are generally unobservable and typically reflect management's estimates of assumptions that market participants would use in pricing the asset or liability. The fair values are therefore determined using model-based techniques.

Accounting guidance also describes three main approaches to measuring the fair value of assets and liabilities: (1) market approach; (2) income approach and (3) cost approach. The market approach uses prices and other relevant information generated from market transactions involving identical or comparable assets or liabilities. The income approach uses valuation techniques to convert future amounts to a single present value amount. The measurement is based on the value indicated by current market expectations about those future amounts. The cost approach is based on the amount that would currently be required to replace an asset.

The carrying amounts of cash and cash equivalents, restricted cash, term deposits, notes receivable, accounts receivable, and accounts payable, as of December 31, 2015, 2016 and 2017, approximate fair value because of the short maturity of these instruments.

Short-term investments include financial products issued by financial institutions, which are valued based on prices per units quoted by issuers. They are categorized in level 2 of the fair value hierarchy.

The Group measures certain financial assets, including cost method investments and equity method investments, at fair value on a nonrecurring basis only if an impairment loss were to be recognized. The Group’s non-financial assets, such as goodwill, intangible assets and property and equipment, would be measured at fair value only if they were determined to be impaired.

The inputs used to measure the estimated fair value of goodwill, intangible assets and property and equipment are classified as Level 3 fair value measurement due to the significance of unobservable inputs using company-specific information. The valuation methodology used to estimate the fair value of goodwill and long-lived assets is income approach based on its discounted cash flow.

China digital tv holding co., lTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(U.S. dollars in thousands, except share and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(cc)	Discontinued operations

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

(dd)	Segment reporting

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

(ee)	Recently adopted accounting standards

Effective from January 1, 2017, the Company adopted the FASB ASU 2016-09, Improvements to Employee Share-Based Payment Accounting. The standard simplified certain aspects of the accounting for share-based payment transactions, including recognition of excess tax benefits and deficiencies, classification of awards and classification in the statement of cash flows and forfeitures. As a result of adoption, the Company elected to estimate the number of awards that are expected to vest. The adoption of this standard had no impact on the Company's consolidated financial statements.

China digital tv holding co., lTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(U.S. dollars in thousands, except share and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(ff)	Recently issued accounting pronouncements not yet adopted

In May 2014, the FASB issued ASU No. 2014-09, Revenue from Contracts with Customers. This ASU requires an entity to recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. An entity should also disclose sufficient quantitative and qualitative information to enable users of financial statements to understand the nature, amount, timing, and uncertainty of revenue and cash flows arising from contracts with customers. In December 2015, the FASB issued ASU No. 2015-14, Revenue from Contracts with Customers, which deferred the effective date of ASU No. 2014-09. In March 2016, the FASB issued ASU No. 2016-08, Revenue from Contracts with Customers (Topic 606): Principal versus Agent Considerations (Reporting Revenue Gross versus Net) which clarifies the implementation guidance on principal versus agent considerations. The guidance includes indicators to assist an entity in determining whether it controls a specified good or service before it is transferred to the customers. The new standard is effective for annual reporting periods beginning after December 15, 2017. The new revenue standard may be adopted retrospectively to each prior period presented (“the full retrospective method”) or retrospectively with the cumulative effect recognized as of the date of adoption (“the modified retrospective method”). The new standard and its related amendments are collectively known as “ASC 606”.

The Group adopted ASC 606 as of January 1, 2018 and will recognize the cumulative effect of initial applying the guidance recognized at the date of initial application (modified retrospective method). The group has completed the evaluation and concluded that the impact on accumulated deficit as of January 1, 2018 upon adoption of this standard relates to the manner in which the Company recognizes revenue for its cloud platform operating services. Under the current accounting policies, the Group recognizes revenue upon receiving the billing statements. Under ASC 606, the Group recognizes revenue based on its estimate of the variable consideration it expects to be entitled. Adopting this new accounting standard will result in a decrease in the absolute value of accumulated deficit of approximately $162.

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

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(U.S. dollars in thousands, except share and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(ff)	Recently issued accounting pronouncements not yet adopted - continued

In August 2016, the FASB issued ASU No. 2016-15, Statement of Cash Flows – Classification of Certain Cash Receipts and Cash Payments, which clarifies the presentation and classification of certain cash receipts and cash payments in the statement of cash flows. This guidance is effective for financial statements issued for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years. Early adoption is permitted. The Group evaluated the impact of ASU No. 2016-15 and does not expect the adoption of ASU No. 2016-15 will have material impact on its consolidated financial statements.

In November 2016, the FASB issued ASU No. 2016-18, Statement of Cash Flows - Restricted cash. This ASU requires companies to include cash and cash equivalents that have restrictions on withdrawal or use in total cash and cash equivalents on the statement of cash flows. This ASU is effective for public business entities for annual and interim periods in fiscal years beginning after December 15, 2017. Early adoption is permitted, including adoption in an interim period. If an entity early adopts the amendments in an interim period, adjustments should be reflected at the beginning of the fiscal year that includes that interim period. The amendments in this Update should be applied using a retrospective transition method to each period presented. The Group evaluated the impact of ASU No. 2016-18 and determined to fully adopt the new standards starting from January 1, 2018 and will apply a retrospective transition method to each period presented.

China digital tv holding co., lTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(U.S. dollars in thousands, except share and per share data)

3.	DISCONTINUED OPERATIONS

On November 7, 2016 and December 26, 2016, the Company’s subsidiary Golden Benefit entered into an equity transfer agreement and a supplemental agreement to equity transfer agreement (collectively the “Equity Transfer Agreements”) with Beijing Super TV and Changxing Bao Li Rui Xin Technology Co., Ltd. (“Bao Li”), a limited liability company.

Mr. Zhu Jianhua, Chief Executive Officer and Director of the Company, owns interests in and then had significant influence on Bao Li.

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

As a result, the Company no longer retained power of control over Beijing Super TV and deconsolidated Beijing Super TV and its wholly owned subsidiary, N-S Digital TV from the Company’s consolidated financial statements on December 29, 2016. $43,190 was recognized as gain from disposal of discontinued operations in the consolidated statements of comprehensive income (loss) for the year ended December 31, 2016.

China digital tv holding co., lTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(U.S. dollars in thousands, except share and per share data)

3.	DISCONTINUED OPERATIONS - continued

The operating results from discontinued operations included in the Company’s consolidated statements of comprehensive income (loss) were as follows for the years ended December 31, 2015, 2016 and 2017.

	For years ended December 31,
	2015	2016	2017
			(Note c)
Major classes of line items constituting pretax profit of discontinued operations
Net revenues	$50,944	$47,328	$-
Cost of revenues (including share-based compensation of nil, $181 and $6 for 2015, 2016 and 2017, respectively)	(13,767)	(12,719)	(6)
Selling, research and development, and general and administrative expenses (including share-based compensation of nil, $3,793 and $383 for 2015, 2016 and 2017, respectively)	(19,452)	(23,823)	(383)
Other income and expenses that are not major	2,662	1,956	-
Income/(loss) from the operations of the discontinued operations, before income taxes (Note a)	20,387	12,742	(389)
Income tax expenses (Note b)	(4,286)	(2,492)	-
Net income/(loss) from the operations of discontinued operations, before share of income on equity method investments	16,101	10,250	(389)
Share of income on equity method investments	54	195	-
Income /(loss) from the operations of the discontinued operations, net of income taxes	16,155	10,445	(389)
Gain from disposal of discontinued operations, net of income taxes	-	43,190	-

Income/(loss) from discontinued operations, net of income taxes	$16,155	$53,635	$(389)

Net income/(loss) from discontinued operations attributable to China Digital TV Holding Co., Ltd.	$16,155	$52,644	$(389)

a.	Income/(loss) from the operations of discontinued operations, before income taxes, attributable to China Digital TV Holding Co., Ltd. was income of $20,387, $11,750 for the years ended December 31, 2015 and 2016, respectively, and loss of $389 for the year ended December 31, 2017.

b.	Golden Benefit incurred withholding income tax expense relating to retained earnings of Beijing Super TV at a 10% income tax rate. This withholding tax expense is included as income tax expenses for the discontinued operations at the amount of $1,608 and $2,045 for the years ended December 31, 2015 and 2016, respectively.

c.	Incremental cost of $389 was incurred related to the modification of vested share options granted to the grantees employed by Beijing Super TV and N-S Digital TV under the share incentive plans of the Company.
F-33

China digital tv holding co., lTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(U.S. dollars in thousands, except share and per share data)

3.	DISCONTINUED OPERATIONS - continued

The condensed cash flows of Super TV were as follows for the years ended December 31, 2015, 2016 and 2017:

	For years ended December 31,
	2015	2016	2017
Net cash provided by operating activities	$22,847	$18,278	$-
Net cash provided /(used in) by investing activities	2,507	(206)	-
Net cash provided by financing activities	-	5,015	-
Effect of exchange rate changes on cash and cash equivalents	(1,752)	(2,041)	-

China digital tv holding co., lTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(U.S. dollars in thousands, except share and per share data)

4.	SEGMENT INFORMATION AND REVENUE ANALYSIS

The Group's chief operating decision maker is the Chief Executive Officer, who reviews consolidated results of operations when making decisions about allocating resources and assessing performance of the Group.

The Group primarily operates in the PRC, all of the Group's long-lived assets are located in the PRC and majority of the Company’s revenues for the years ended December 31, 2015, 2016 and 2017 were generated from the PRC.

After the disposal as described in Note 3, the Company still has one operating segment, which is digital television related products and services. The gross revenues consist of the following:

	For the years ended December 31,
	2015	2016	2017

Revenues from continuing operations
Products	$248	$618	$790
Services
Cloud platform operations	412	2,019	2,341
Head-end system integration	527	708	1,846
Head-end system development	735	895	1,224

Subtotal	1,674	3,622	5,411

Total revenues	$1,922	$4,240	$6,201

Revenues generated by the discontinued operations, which were included in income from operations of discontinued operations, consisted of revenues from products of $46,150, $43,504 and nil, and revenues from services of $5,630, $4,541 and nil for the years ended December 31, 2015, 2016, and 2017, respectively.

VAT refunds of $9, $57 and $92 from continuing operations were included in revenues and $4,120, $3,062 and nil from discontinued operations were included in income from operations of discontinued operations for the years ended December 31, 2015, 2016 and 2017, respectively.

China digital tv holding co., lTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(U.S. dollars in thousands, except share and per share data)

5.	RESTRICTED CASH

Restricted cash consists of the following:

	As of December 31,
	2016	2017

Bank deposits in an escrow account (Note 20(c))	$4,753	$-

Restricted cash	$4,753	$-

6.	SHORT-TERM INVESTMENTS

Short-term investments consist of the following:

	As of December 31,
	2016	2017

Aggregate cost basis	$-	$3,766
Gross unrealized holding gain	$-	$17

Aggregate fair value	$-	$3,783

The Group’s short-term investments represent financial instruments issued by financial institutions with variable interest rates indexed to the performance of underlying assets. As of December 31, 2017, there was no unrealized holding losses.

7.	ACCOUNTS RECEIVABLE, NET

Accounts receivable, net, consists of the following:

	As of December 31,
	2016	2017

Accounts receivable	$589	$2,041
Less: allowance for doubtful accounts	(89)	(110)

Accounts receivable, net	$500	$1,931

China digital tv holding co., lTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(U.S. dollars in thousands, except share and per share data)

7.	ACCOUNTS RECEIVABLE, NET - continued

Movement of allowance for doubtful accounts is as follows:

	Balance at		Exchange	Balance at
	beginning	Charge to	rate	end of the
	of the year	expenses	difference	year

2016	$21	$73	$(5)	$89
2017	$89	$15	$6	$110

8.	PROPERTY AND EQUIPMENT, NET

Property and equipment, net, consist of the following:

	As of December 31,
	2016	2017

Computers and other electronic equipment	$989	$1,132
Furniture and fixtures	6	3
Leasehold improvements	35	38
Motor vehicles	13	-

	1,043	1,173

Less: accumulated depreciation	(622)	(742)
Less: accumulated impairment loss	-	(431)

	$421	$-

For the years ended December 31, 2015, 2016 and 2017, depreciation expense was $273, $368 and $273 for continuing operations, respectively, and $259, $231 and nil for discontinued operations which was included in income from operations of discontinued operations, respectively.

For the years ended December 31, 2015, 2016 and 2017, the Group recognized impairment loss of nil, nil, and $425, respectively, for property and equipment from continuing operations, based on the evaluation of the recoverability of property and equipment.

China digital tv holding co., lTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(U.S. dollars in thousands, except share and per share data)

9.	INTANGIBLE ASSETS, NET

Intangible assets, net, consist of the following:

	As of December 31,
	2016	2017

Core technology	$101	$107
Customer relationship	327	348

	428	455
Less: accumulated amortization
Core technology	(84)	(107)
Customer relationship	(86)	(128)

	(170)	(235)
Less: accumulated impairment loss
Customer relationship	-	(220)

	$258	$-

For the years ended December 31, 2015, 2016 and 2017, the Group recorded amortization expense of $75, $71 and $53 for continuing operations, respectively, and nil amortization expense for discontinued operations for each of the periods presented.

For the years ended December 31, 2015, 2016 and 2017, the Group recognized impairment loss of nil, nil and $217, respectively, for intangible assets with definite lives, based on the evaluation of the recoverability of intangible assets.

10.	GOODWILL

The changes in the carrying amount of goodwill were as follows:

	For years ended December 31,
	2016	2017

Balance at beginning of the year	$1,343	$655
Transfer out by the sale of Super TV	(597)	-
Impairment of Goodwill	-	(690)
Exchange rate difference	(91)	35
Balance at end of the year	$655	$-

For the years ended December 31, 2015, 2016 and 2017, the Group recognized impairment loss of nil, nil and $690 for the reporting unit of cloud computing-based services as the carrying amount exceeded its fair value due to negative estimated future cash flows.

China digital tv holding co., lTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(U.S. dollars in thousands, except share and per share data)

11.	EQUITY METHOD INVESTMENT

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

China digital tv holding co., lTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(U.S. dollars in thousands, except share and per share data)

12.	ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities consist of the following:

	As of December 31,
	2016	2017

Accrued payroll and bonus	$752	$841
Other taxes payable	135	400
Accrued professional fees	1,088	809
Social insurance withholding	149	165
Payable for acquisition of noncontrolling interest*	338	-
Dividend payable	4	31
Others	91	101

	$2,557	$2,347

*	In December 2016, N-S Information Technology purchased the remaining 20% of the equity interest in Shibo Qihang held by Beijing Quanda Technology Center (“Quanda”) for a cash consideration of $626, among which $338 remained payable as of December 31, 2016 (see Note 20(d)). The payable was paid in February 2017.

China digital tv holding co., lTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(U.S. dollars in thousands, except share and per share data)

13.	ADVANCE FROM CUSTOMERS, DEFERRED REVENUE AND DEFERRED INCOME

Deferred revenue and deferred income consists of the following:

	As of December 31,
	2016	2017

Current:
Advance from customers	857	1,078
Reimbursements to expenses incurred from Deutsche Bank Trust Company Americas	173	-
Deferred revenue for SI service contracts with remaining PCS period within one year	16	315
Unconsumed virtual currency balance estimated to be consumed within one year	336	133

	1,382	1,526
Non-current:
Deferred revenue for SI service contracts with remaining PCS period longer than one year	6	9
Unconsumed virtual currency balance estimated to be consumed longer than one year	119	239

	125	248

Total	$1,507	$1,774

14.	INCOME TAXES

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

China digital tv holding co., lTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(U.S. dollars in thousands, except share and per share data)

14.	INCOME TAXES - continued

The Company’s PRC subsidiaries and consolidated VIE file separate tax returns in the PRC. Effective from January 1, 2008, the PRC statutory income tax rate is 25% according to the Enterprise Income Tax Law which was passed by the National People’s Congress on March 16, 2007 and amended on February 24, 2017 (the “EIT Law”).

In October 2014, Cyber Cloud obtained the High-and-New Technology Enterprise” (“HNTE”) certificate for the tax years from 2014 to 2016 and was entitled to a preferential income tax rate of 15% for a three year period. In October 2017, Cyber Cloud renewed its HNTE certificate and was entitled for a preferential tax rate of 15% from 2017 to 2019.

Deferred income taxes result principally from differences in the recognition of certain assets and liabilities for tax and financial reporting purposes and the tax effect of tax loss carry forwards.

The components of (loss)/income before income taxes from continuing operations are as follows:

	For the years ended December 31,
	2015	2016	2017

PRC, excluding Hong Kong	$(14,101)	$(6,805)	$(2,503)
Cayman Islands	(702)	(1,241)	(1,607)
BVI	(2)	(6)	(1)
Hong Kong	(329)	(90)	738

Total loss before income taxes	$(15,134)	$(8,142)	$(3,373)

China digital tv holding co., lTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(U.S. dollars in thousands, except share and per share data)

14.	INCOME TAXES - continued

The principal components of the deferred income tax assets (liabilities) are as follows:

	As of December 31,
	2016	2017

Deferred income tax assets
Write-down of inventory value	$72	$77
Allowance for doubtful accounts	22	26
Accrued expenses	150	143
Accrued bonus	90	120
Deferred revenue	124	108
Government subsidies	66	57
Impairment of long-lived assets	-	126
Tax loss carry-forward deferred tax assets	8,716	8,477
Valuation allowance	(9,124)	(9,076)

Total deferred income tax assets, net	116	58

Deferred income tax liabilities
Unrealized holding gain	-	(3)
Acquired intangible assets	(64)	(55)

Total deferred income tax liabilities	(64)	(58)

Net deferred income tax assets	52	-

Net deferred income tax liabilities	$-	$-

The Company's subsidiaries registered in the PRC have total net operating loss carry forwards of $38,832 as of December 31, 2017 which will expire on various dates between December 31, 2018 and December 31, 2022. Valuation allowances have been established because the Group believes that it is more likely than not that its deferred income tax assets will not be realized as it does not expect to generate sufficient taxable income before those temporary differences expire.

China digital tv holding co., lTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(U.S. dollars in thousands, except share and per share data)

14.	INCOME TAXES - continued

Movement of valuation allowance is as follows:

	For the years ended December 31,
	2015	2016	2017

Balance at beginning of the year	$6,719	$9,376	$9,124
Additions	3,173	939	375
Expired tax losses	(141)	(547)	(1,010)
Exchange rate difference	(375)	(644)	587

Balance at end of the year	$9,376	$9,124	$9,076

The Group is currently not the subject of any income tax examinations. According to the PRC Tax Administration and Collection Law, the statute of limitation is three years if the underpayment of taxes is due to computational errors made by the taxpayer or the withholding agent. The statute of limitation is extended to five years under special circumstances where the underpayment of taxes is more than RMB100,000. In the case of transfer pricing issues, the statute of limitation is 10 years. There is no statute of limitation in the case of tax evasion. The income tax returns of the Group’s consolidated PRC subsidiaries and VIE for the years from 2015 are open to examination by the PRC tax authorities.

Reconciliation between the provision for income taxes of continuing operations computed by applying the PRC statutory income tax rates of 25% to loss before income taxes and the actual provision of income taxes is as follows:

	For the years ended December 31,
	2015	2016	2017

Loss before provision for income taxes	$(15,134)	$(8,142)	$(3,373)
PRC statutory tax rate	25%	25%	25%

Income tax at statutory tax rate	(3,784)	(2,036)	(843)
Expenses not deductible for tax purposes	179	682	173
Research and development expenses bonus deduction	(165)	(726)	(26)
Effect of preferential income tax rate	346	450	144
Effect of income tax rate difference in other jurisdictions	543	805	514
Change in valuation allowance	3,173	939	375

Income tax expenses	$292	$114	$337

China digital tv holding co., lTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(U.S. dollars in thousands, except share and per share data)

14.	INCOME TAXES - continued

The EIT Law and its implementation rules impose a withholding income tax at 10%, unless reduced by a tax treaty or arrangement, on the amount of dividends distributed by a PRC-resident enterprise to its immediate holding company outside the PRC that are related to earnings accumulated beginning on January 1, 2008. As a result, withholding tax of $1,608 and $2,045 was recorded to income tax expenses for discontinued operations in 2015 and 2016, respectively. Upon the disposal of Super TV, the balance of deferred income tax liabilities related to withholding income tax on the undistributed earnings generated by Beijing Super TV was derecognized in the year ended December 31, 2016.

China digital tv holding co., lTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(U.S. dollars in thousands, except share and per share data)

15.	EARNINGS/(LOSS) PER SHARE

	For the years ended December 31,
	2015	2016	2017

Numerator:
Net loss from continuing operations attributable to China Digital TV Holding Co., Ltd.	$(14,627)	$(7,226)	$(2,679)
Net income/(loss) from discontinued operations attributable to China Digital TV Holding Co., Ltd.	16,155	52,644	(389)

Net income/(loss) attributable to China Digital TV Holding Co., Ltd., basic and diluted	$1,528	$45,418	$(3,068)

Denominator:
Weighted average shares outstanding, basic and diluted	59,968,346	60,199,096	62,372,111

Earnings/(loss) per share – basic and diluted:
Net loss from continuing operations attributable to ordinary shareholders of China Digital TV Holding Co., Ltd.	$(0.24)	$(0.12)	$(0.04)
Net income/(loss) from discontinued operations attributable to ordinary shareholders of China Digital TV Holding Co., Ltd.	0.27	0.87	(0.01)

Net income/(loss) attributable to ordinary shareholders of China Digital TV Holding Co., Ltd.	$0.03	$0.75	$(0.05)

Outstanding stock options were excluded in the computation of diluted earnings/(loss) per share as they are anti-dilutive in all the periods presented.

16.	SPECIAL CASH DIVIDEND TO SHAREHOLDERS

In April 2016, the Group declared a special cash dividend of $0.2 per share on the Company's ordinary shares. $12,034 was paid in 2016 and $4 remained payable as of December 31, 2017.

In April 2017, the Group declared a special cash dividend of $1.5 per share on the Company's ordinary shares. $95,236 was paid in 2017 and $27 remained payable as of December 31, 2017.

China digital tv holding co., lTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(U.S. dollars in thousands, except share and per share data)

17.	SHARE-BASED COMPENSATION

(a)	Option granted by the Company

Option granted to employees

Pursuant to the directors' resolution, the Company adopted Share Incentive Plans in 2005, under which the Company may grant options to purchase up to 4,444,440 ordinary shares of the Company, to its employees, directors, and consultants, subject to vesting requirements. Under the 2005 Share Incentive Plans, there are four schemes of the options granted: Scheme I, Scheme II, Scheme III and Scheme IV, which were granted on February 3, 2005, September 22, 2006, December 5, 2006 and October 5, 2008, respectively. There were no share options granted under Scheme I, Scheme II, Scheme III and Scheme IV outstanding as of December 31, 2017.

On September 13, 2007, the board of directors of CDTV Holding approved the 2008 Stock Incentive Plan, pursuant to which the Company may grant options to purchase up to 1,200,000 ordinary shares to its employees and other eligible people. Under the 2008 Share Incentive Plans, there are four schemes of the options granted: Scheme V, Scheme VI, Scheme VII and Scheme VIII, which were granted on October 5, 2008, June 2, 2009, February 10, 2010 and November 15, 2010, respectively. There were no share options granted under Scheme VII and Scheme VIII outstanding as of December 31, 2017.

On November 19, 2010, the board of directors of CDTV Holding approved the 2010 Stock Incentive Plan, pursuant to which the Company may grant options to purchase up to 3,600,000 ordinary shares to its employees and other eligible people. Under the 2010 Share Incentive Plans, there are four schemes of the options granted: Scheme IX, Scheme X, Scheme XI and Scheme XII, which were granted on November 19, 2010, May 16, 2011, September 30, 2011 and November 19, 2011, respectively. There were no share options granted under Scheme IX and Scheme XI outstanding as of December 31, 2017.

On May 1, 2012, the board of directors of CDTV Holding approved the 2012 Stock Incentive Plan, pursuant to which the Company may grant options to purchase up to 1,200,000 ordinary shares to its employees. Under the 2012 Share Incentive Plans, Scheme XIII was granted on January 8, 2013.

China digital tv holding co., lTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(U.S. dollars in thousands, except share and per share data)

17.	SHARE-BASED COMPENSATION - continued

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

As the Company declared special cash dividends of $0.56, $2.3, $0.5, $0.2 and $1.5 per share, on May 20, 2011, November 12, 2012, April 2, 2014, April 15, 2016 and April 19, 2017, respectively, on the Company's ordinary shares, the per share exercise price of all options granted prior to and remaining outstanding as of the respective record dates, which were June 20, 2011, November 26, 2012, April 14, 2014, April 29, 2016 and June 15, 2017 was reduced by $0.56, $2.3, $0.5, $0.2 and $1.5, respectively, provided that the per share exercise price after adjustment shall not be less than $0.01.

On January 18, 2017, the Company extended the period for the exercise of options held by employees of Beijing Super TV and N-S Digital TV from 30 days after Beijing Super TV and N-S Digital TV ceased to be subsidiaries of the Company to the end of the contractual life of each stock option agreement under the Stock Incentive Plans. Incremental cost of $389 was recorded in loss from operations of discontinued operations for the year ended December 31, 2017 (see Note 3).

China digital tv holding co., lTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(U.S. dollars in thousands, except share and per share data)

17.	SHARE-BASED COMPENSATION - continued

(a)	Option granted by the Company - continued

Details of the Share Incentive Plans:

Scheme V

Grant date: October 5, 2008

Exercise price per share- original: $7.89

Exercise price per share after modification: $0.83

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

Exercise price per share after modification: $2.03

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

China digital tv holding co., lTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(U.S. dollars in thousands, except share and per share data)

17.	SHARE-BASED COMPENSATION - continued

(a)	Option granted by the Company - continued

Details of the Share Incentive Plans: - continued

Scheme X

Grant date: May 16, 2011

Exercise price per share- original: $4.90

Exercise price per share after modification: $0.01

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

China digital tv holding co., lTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(U.S. dollars in thousands, except share and per share data)

17.	SHARE-BASED COMPENSATION - continued

(a)	Option granted by the Company - continued

Details of the Share Incentive Plans: - continued

Scheme XII

Grant date: November 19, 2011

Exercise price per share-original: $4.34

Exercise price per share after modification: $0.01

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

Exercise price per share after modification: $0.01

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

China digital tv holding co., lTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(U.S. dollars in thousands, except share and per share data)

17.	SHARE-BASED COMPENSATION - continued

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

Option exercise

A summary of stock option activity is as follows:

		Weighted average
	Number of options	exercise price

Options outstanding as of January 1, 2017*	3,930,974	1.41
Exercised	(3,223,569)	0.56

Options outstanding as of December 31, 2017	707,405	1.02

Options exercisable as of December 31, 2017	707,405	1.02

*	The Company declared a special cash dividend of $1.5 per share on April 19, 2017. The per share exercise price of all options outstanding was reduced by $1.5, provided that the per share exercise price after adjustment shall not be less than $0.01. The weighted average exercise price as of January 1, 2017 and exercise price of 1,332,667 options exercised in the year ended December 31, 2017 was the exercise price prior to such reduction.

The following table summarizes information with respect to share options outstanding at December 31, 2017:

				Weighted-average
	Weighted-average	Number	Number	remaining
	exercise price	outstanding	exercisable	contractual life

Scheme V	0.83	229,468	229,468	0.76 years
Scheme VI	2.03	260,554	260,554	1.42 years
Scheme X	0.01	174,529	174,529	3.38 years
Scheme XII	0.01	35,875	35,875	3.89 years
Scheme XIII	0.01	6,979	6,979	5.02 years

		707,405	707,405

China digital tv holding co., lTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(U.S. dollars in thousands, except share and per share data)

17.	SHARE-BASED COMPENSATION - continued

(a)	Option granted by the Company - continued

Option exercise - continued

There were no options granted during 2015, 2016 and 2017.

The aggregate intrinsic value of options outstanding and exercisable as of December 31, 2017 was both $35. The total intrinsic value of options exercised during the years ended December 31, 2015, 2016 and 2017 was $1,250, $97 and $1,627, respectively.

For the years ended December 31, 2015, 2016 and 2017, the Company recorded the share-based compensation expense of $80, $3 and nil for continuing operations and nil, nil and $389 for discontinued operations, respectively.

There were no share options unvested as of December 31, 2016 and 2017. Total fair value of stock options vested during the years ended December 31, 2015 and 2016 was $299 and $24, respectively.

China digital tv holding co., lTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(U.S. dollars in thousands, except share and per share data)

17.	SHARE-BASED COMPENSATION - continued

(b)	Options granted by Cyber Cloud

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

On February 16, 2017, Cyber Cloud modified the exercise price of share options granted under 2012, 2013 and 2015 Stock Incentive Plans from RMB1.00 ($0.15) to RMB9.259 ($1.37) and determined that the per share exercise price of all options outstanding would be adjusted accordingly if there is any future change in the capital restructure of Cyber Cloud, such as stock split, new issuance and dividend declaration, etc. Since the benefits of employees were adversely affected by the modification, there was no incremental cost.

On February 16, 2017, Cyber Cloud modified the vesting term of the 2015 Stock Incentive Plan from 48 months to 24 months after the grant date. Incremental cost of $39 was incurred for this modification.

On March 1, 2017, Cyber Cloud approved the Cyber Cloud 2017 Stock Incentive Plan, under which Cyber Cloud granted 323,028 options to its employees. The share option plan has a term of ten years, which will expire on February 28, 2027 unless terminated earlier by its shareholders and board of directors. The exercise price of the options is $1.35 per share.

The following table summarizes the Cyber Cloud's share option activities with employees:

		Weighted average
	Number of options	exercise price

Options outstanding as of January 1, 2017*	992,000	0.16
Granted	323,028	1.35
Forfeited	(52,656)	1.35

Options outstanding as of December 31, 2017	1,262,372	1.35

Options vested and expected to vest as of December 31, 2017	1,258,877	1.35

Options exercisable as of December 31, 2017	1,085,405	1.35

*	The per share exercise price of all options outstanding was modified from RMB1 to RMB9.259. The weighted average exercise price as of January 1, 2017 was the exercise price prior to such modification.

Management used Binomial model to estimate the fair value of the following options granted in the years ended December 31, 2015 and 2017 on their respective grant date with the following assumptions:

	Expected	Risk-free	Contractual	Expected
	volatility range	interest rate	term	dividends

Options granted under 2015 Stock Incentive Plan	51.00%	1.87%	10 years	-
Options granted under 2017 Stock Incentive Plan	51.00%	3.40%	10 years	-

There were no options granted in 2016.

China digital tv holding co., lTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(U.S. dollars in thousands, except share and per share data)

17.	SHARE-BASED COMPENSATION - continued

(b)	Option granted by Cyber Cloud - continued

In calculating the fair value of the options using the Binomial option pricing model, the following major assumptions were used:

(1)	Volatility

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

(3)	Contractual term

The contractual term of the options was determined and approved by Cyber Cloud’s board of directors.

(4)	Time to vest

Cyber Cloud estimated the time to vest as the weighted average remaining vesting period of the options based on the vesting schedule of the options.

(5)	Dividend yield

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

China digital tv holding co., lTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(U.S. dollars in thousands, except share and per share data)

17.	SHARE-BASED COMPENSATION - continued

(b)	Option granted by Cyber Cloud - continued

Cyber Cloud recorded share-based compensation expense of $40, $19 and $636 for the years ended December 31, 2015, 2016 and 2017, respectively.

As of December 31, 2017, total unrecognized compensation expense related to the unvested share options was $171, which is expected to be recognized over a weighted-average period of 0.67 years according to the graded vesting schedule.

China digital tv holding co., lTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(U.S. dollars in thousands, except share and per share data)

17.	SHARE-BASED COMPENSATION - continued

(c)	Option granted by Joysee

On February 17, 2012, Joysee, a majority-owned subsidiary of the Company, approved the Joysee 2012 Stock Incentive Plan, under which Joysee granted 520,000 options to its employees. The share option plan has a term of ten years, which will expire on February 16, 2022 unless terminated earlier by its shareholders and board of directors. The options will vest equally in 4 years after the grant date. The exercise price of the options is $0.17 per share. All the share options were forfeited as of December 31, 2015.

For options granted under Joysee's stock incentive plan, Joysee reversed share-based compensation expense of $2 for the year ended December 31, 2015 to reflect the actual forfeiture.

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

China digital tv holding co., lTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(U.S. dollars in thousands, except share and per share data)

18.	MAINLAND CHINA CONTRIBUTION PLAN

Full time employees of the Group in the PRC participate in a government-mandated multiemployer defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. PRC labor regulations require the Group to accrue for these benefits based on certain percentages of the employees' salaries. The total contribution for such employee benefits from continuing operations were $2,629, $1,548 and $1,263 and from discontinued operations were $2,855, $3,425 and nil for the years ended December 31, 2015, 2016 and 2017, respectively.

19.	COMMITMENTS AND CONTINGENCIES

Operating lease commitment

The Group has operating lease agreements principally for its office spaces in the PRC. These leases expire through 2018 and are renewable upon negotiation. Rental expense under operating leases for the years ended December 31, 2015 and 2016 and 2017 were $1,119, $744 and $336 for continuing operations and $1,177, $1,569 and nil for discontinued operations, respectively.

Future minimum lease payments under non-cancelable operating lease agreements are as follows:

2018	$68

$68

Purchase commitments

As of December 31, 2017, the Group has purchase commitments of $625, mainly for services and products.

China digital tv holding co., lTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(U.S. dollars in thousands, except share and per share data)

20.	NONCONTROLLING INTEREST

			Shibo	Beijing
	Cyber Cloud	Joysee	Qihang	Super TV	Others	Total
Balance as of January 1, 2015	$522	$43	$-	$-	$-	$565
Share-based compensation	12	-	-	-	-	12
Capital injection by noncontrolling interests (Note a)	741	-	-	-	-	741
Acquisition of noncontrolling interests of Joysee (Note b)	-	(59)	-	-	-	(59)
Net (loss)/income	(972)	72	-	-	-	(900)
Foreign currency translation adjustment	(30)	(3)	-	-	-	(33)

Balance as of December 31, 2015	273	53	-	-	-	326
Share-based compensation	295	-	-	-	-	295
Capital injection by noncontrolling interests (Note c)	3,741	-	763	5,524	-	10,028
Acquisition of noncontrolling interests of Shibo Qihang (Note d)	-	-	(548)	-	-	(548)
Disposal of Super TV	-	-	-	(6,203)	-	(6,203)
Net (loss)/income	(817)	(34)	(180)	991	1	(39)
Foreign currency translation adjustment	(48)	(3)	(35)	(312)	-	(398)

Balance as of December 31, 2016	3,444	16	-	-	1	3,461
Share-based compensation	269	-	-	-	-	269
Net loss	(1,026)	(5)	-	-	-	(1,031)
Foreign currency translation adjustment	147	1	-	-	(1)	147

Balance as of December 31, 2017	$2,834	$12	$-	$-	$-	$2,846

The following summarized the effects of changes in the Group's ownership interests in its subsidiaries on the Group's equity:

	For the years ended December 31,
	2015	2016	2017

Net income/(loss) attributable to the Company	$1,528	$45,418	$(3,068)

Transfers from the noncontrolling interest
Increase in the Group's additional paid-in capital from capital injection of noncontrolling interest (Note a and Note c)	1,531	2,704	-
Increase/(decrease) in the Group's additional paid-in capital for acquisition of noncontrolling interest (Note b and Note d)	12	(78)	-

Net transfers from noncontrolling interest	1,543	2,626	-

Changes from net income attributable to the Company and transfers from noncontrolling interest	$3,071	$48,044	$(3,068)

China digital tv holding co., lTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(U.S. dollars in thousands, except share and per share data)

20.	NONCONTROLLING INTEREST – continued

a.	In June 2015, Beijing Gehua CATV Network Co., Ltd. (“Gehua”) made a capital contribution of RMB13.9 million (equivalent to $2,272) to Cyber Cloud. As a result, the Group, Yuewu Yuntian, Gehua and Holch Capital held 67.5%, 13.5%, 10% and 9% of the equity interest in Cyber Cloud, respectively. The Group’s additional paid-in capital and noncontrolling interest were increased by $1,531 and $741 from this capital injection, respectively.

b.	In September 2015, N-S Information Technology purchased the 30% of the equity interest in Joysee held by Intel in consideration of RMB0.3 million (equivalent to $47). As a result of this transaction, the Group and Ying Zhi Cheng Technology held 76.9% and 23.1% of the equity interest in Joysee, respectively. The Group’s additional paid-in capital was increased by $12 and noncontrolling interest was decreased by $59 from this transaction.

China digital tv holding co., lTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(U.S. dollars in thousands, except share and per share data)

20.	NONCONTROLLING INTEREST – continued

c.	In February 2016, CSM Holdings and Bejing Quanda Technology Center (“Quanda”) made cash contribution of $3,815 and $763 to establish Shibo Qihang, representing 80% and 20% of the equity interest in Shibo Qihang, respectively.

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

In December 2016, Ningbo Meishan Free Trade Port Area Jinxinronghui Investment Partnership (“Jinxinronghui”), a third-party investor, made a cash contribution in amount of RMB33 million (equivalent to $4,753) to Cyber Cloud. As a result, the Group, Yuewu Yuntian, Jinxinronghui, Gehua, Holch Capital and Xuanwutianxia held 57.7%, 11.5%, 10.0%, 8.6%, 7.7% and 4.5% of the equity interests in Cyber Cloud, respectively. The Group’s additional paid-in capital and noncontrolling interest were increased by $2,525 and $2,228 from this capital injection, respectively. The capital injection was paid to an escrow account of Cyber Cloud in December 2016.

The capital injection was transferred to a current deposit account of Cyber Cloud in January 2017.

d.	In December 2016, N-S Information Technology purchased the remaining 20% of the equity interest in Shibo Qihang held by Quanda in consideration of RMB4.35 million (equivalent to $626). As a result of the completion of this transaction, Shibo Qihang became a wholly owned subsidiary of the Group. The Group’s additional paid-in capital and noncontrolling interest were decreased by $78 and $548 from this acquisition, respectively.

China digital tv holding co., lTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(U.S. dollars in thousands, except share and per share data)

21.	RELATED PARTY BALANCES AND TRANSACTIONS

In the year ended December 31, 2015, the Group’s discontinued operations purchased certain media information system amounting to $82 from Guangzhou Rujia Network Technology Co., Ltd. (“Rujia”), of which Beijing Super TV had the ability to exercise significant influence over the operating and financial policies.

China digital tv holding co., lTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(U.S. dollars in thousands, except share and per share data)

22.	STATUTORY RESERVES AND RESTRICTED NET ASSETS

As stipulated by the relevant law and regulations in the PRC, the Company's subsidiaries in the PRC are required to maintain non-distributable statutory reserves. Appropriations to the statutory reserves are required to be made at 10% of profit after taxes as reported in these entities' statutory financial statements prepared under PRC GAAP. Once appropriated, these amounts are not available for future distribution to owners or shareholders. Once the statutory reserves are accumulated to 50% of these entities' registered capital, these entities can choose not to provide further statutory reserves. The statutory reserves may be applied against prior year losses, if any, and may be used for general business expansion and production and an increase in registered capital of these entities. Amounts contributed to the statutory reserves from continuing operations were $3, $1 and $8 for 2015, 2016 and 2017, respectively. Amounts contributed to the statutory reserves from discontinued operations were $381 for 2015. The balance of statutory reserve of $18,274 from discontinued operations was reclassified to retained earnings in the consolidated financial statements upon disposal of Super TV in the year ended December 31, 2016.

Relevant PRC laws and regulations restrict the foreign invested enterprises ("FIEs") and VIEs established in the PRC from transferring a portion of their net assets to the Company in the form of loans, advances or cash dividends.

Based on the Company’s group structure and as advised by the Company’s PRC legal counsel, the registered capital of the Company’s FIEs and its consolidated VIE (all of which are domestic PRC entities) may be reduced as approved by their respective shareholders, subject to the minimum registered capital requirements under PRC law and after repayment of or provision for guarantees of debt as required by creditor (if any), and any excess registered capital after such reduction ("Excess Capital") may be transferred to such shareholders within the PRC without the consent of a third party pursuant to relevant PRC laws, rules and regulations. Such Excess Capital may be transferred to the FIEs, which could in turn transfer it to the parent of the FIEs (a non-PRC entity) and then ultimately transferred to the Company in the form of dividend distributions.

As a result, the Company’s restricted net assets (which consist of the registered capital and the statutory reserve of FIEs and the VIE, attributable to the Company) was $32,236 as of December 31, 2017.

China digital tv holding co., lTD.

Financial Statement Schedule I

Additional Information

Condensed Financial Information of Parent Company

BALANCE SHEETS

(U.S. dollars in thousands)

	As of December 31,
	2016	2017
ASSETS

Current assets:
Cash and cash equivalents	$616	$7,024
Amounts due from subsidiaries - current	1,862	-
Dividend receivable	6,001	-
Prepaid expenses and other current assets	301	625

Total current assets	8,780	7,649
Accounts due from subsidiaries-non-current and investments in subsidiaries and VIE	111,694	19,052
Deferred income tax assets	52	-

TOTAL ASSETS	$120,526	$26,701

TOTAL LIABILITIES AND EQUITY

Current liabilities:
Accrued expenses and other current liabilities	743	565
Deferred income-current	173	-

Total current liabilities	916	565

Total Liabilities	916	565

Equity:
Ordinary shares	30	32
Additional paid-in capital and subscription receivable	44,677	28,804
Retained earnings/(accumulated deficit)	75,192	(3,130)
Accumulated other comprehensive (loss)/income	(289)	430

Total shareholders' equity	119,610	26,136

TOTAL LIABILITIES AND EQUITY	$120,526	$26,701

China digital tv holding co., lTD.

Financial Statement Schedule I

Additional Information

Condensed Financial Information of Parent Company

STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(U.S. dollars in thousands)

	For the years ended December 31,
	2015	2016	2017

Operating expenses	$(702)	$(1,241)	$(1,607)
Interest income	-	-	1
Equity in earnings/(loss) of subsidiaries and VIE	2,535	46,864	(1,125)

Net income/(loss) before provision for income taxes	1,833	45,623	(2,731)

Provision for income taxes	(305)	(205)	(337)

Net income/(loss) attributable to ordinary shareholders	1,528	45,418	(3,068)
Other comprehensive (loss)/income, after reclassification, net of tax
Foreign currency translation adjustment	(3,859)	(21,939)	719

Comprehensive (loss)/income attributable to ordinary shareholders	$(2,331)	$23,479	$(2,349)

China digital tv holding co., lTD.

Financial Statement Schedule I

Additional Information

Condensed Financial Information of Parent Company

STATEMENTS OF CASH FLOWS

(U.S. dollars in thousands)

	For the years ended December 31,
	2015	2016	2017

Net cash (used in)/provided by operating activities	$(1,631)	$11,050	$98,221

Net cash provided by investing activities	-	-	-

Net cash provided by /(used in) financing activities	700	(11,985)	(91,813)

NET (DECREASE)/INCREASE IN CASH AND CASH EQUIVALENTS	(931)	(935)	6,408
CASH AND CASH EQUIVALENTS, BEGINNING OF THE YEAR	2,482	1,551	616

CASH AND CASH EQUIVALENTS, END OF THE YEAR	$1,551	$616	$7,024

China digital tv holding co., lTD.

Financial Statement Schedule I

Additional Information

Condensed Financial Information of Parent Company

NOTES TO THE FINANCIAL STATEMENTS

(U.S. dollars in thousands, except share and per share data)

1.	Schedule I has been provided pursuant to the requirements of Rule 12-04(a) and 5-04(c) of Regulation S-X, which require condensed financial information as to the financial position, changes in financial position and results of operations of a parent company as of the same dates and for the same periods for which audited consolidated financial statements have been presented when the restricted net assets of consolidated subsidiaries exceed 25 percent of consolidated net assets as of the end of the most recently completed fiscal year.

2.	The condensed financial information of China Digital TV Holding Co., Ltd. has been prepared using the same accounting policies as set out in the accompanying consolidated financial statements except that the equity method has been used to account for investments in its subsidiaries.

3.	Certain information and footnote disclosures normally included in financial statements prepared in accordance with U.S. GAAP have been condensed or omitted. The footnote disclosures contain supplemental information relating to the operations of the Company and, as such, these statements should be read in conjunction with the notes to the consolidated financial statements of the Group.

4.	As of December 31, 2017, there were no material contingencies, significant provisions of long-term obligations, mandatory dividend or redemption requirements of redeemable stocks or guarantees of the Company.

5.	Nil, $13,481 and $99,293 of cash dividends were paid to the Company by its subsidiary in the years ended December 31, 2015, 2016 and 2017, respectively.

EXHIBIT INDEX

Number	Description of Exhibit

1.1	Second Amended and Restated Memorandum and Articles of Association of China Digital TV Holding Co., Ltd.(1) and Notice containing a Special Resolution passed on March 2, 2018, amending the Second Amended and Restated Articles of Assciation of China Digital TV Holding Co., Ltd.

2.1(1)	Specimen of Share Certificate.

2.2(1)	Form of Deposit Agreement, including form of American Depositary Receipts.

2.3(1)	First Amended and Restated Shareholders Agreement of China Digital TV Holding Co., Ltd., dated September 13, 2007, among Novel-Tongfang Information Engineering Co., Ltd., Beijing Novel-Tongfang Digital TV Technology Co., Ltd., China Digital TV Technology Co., Ltd., China Capital Investment Holdings Limited, China Cast Investment Holdings Limited, SB Asia Infrastructure Fund L.P., Capital International Private Equity Fund IV, L.P., CGPE IV, L.P. and certain other shareholders.

4.1(1)	Asset Transfer Agreement, dated June 7, 2004, between Beijing Novel-Tongfang Digital TV Technology Co., Ltd. and Novel-Tongfang Information Engineering Co., Ltd.

4.2(1)	Equity Transfer Agreement, dated June 7, 2004, between Beijing Novel-Tongfang Digital TV Technology Co., Ltd. and Novel-Tongfang Information Engineering Co., Ltd. and related (i) Equity Entrustment Agreement, dated September 10, 2004, and (ii) Equity Purchase Entrustment Agreement, dated April 1, 2004, both between the same parties.

4.3(1)	Asset Purchase Agreement, dated June 8, 2004, between Beijing Novel-Tongfang Digital TV Technology Co., Ltd. and Beijing Super TV Co., Ltd.

4.4(1)	Equity Transfer Agreement, dated August 4, 2006, between Novel-Tongfang Information Engineering Co., Ltd. and Beijing Novel-Tongfang Digital TV Technology Co., Ltd. and related Equity Transfer Agreement, dated March 15, 2007, among Novel-Tongfang Information Engineering Co., Ltd., Beijing Novel-Tongfang Digital TV Technology Co., Ltd. and Panasonic Corporation of China.

4.5(1)	Asset Transfer Agreement, dated August 5, 2006, between Novel-Tongfang Information Engineering Co., Ltd. and Beijing Novel-Tongfang Digital TV Technology Co., Ltd. and the Supplemental Agreement thereto, dated April 6, 2007.

4.6(1)	Trademark Licensing Agreement entered into in March 2007 between Beijing Novel-Tongfang Information Engineering Co., Ltd. and Beijing Novel-Tongfang Digital TV Technology Co., Ltd.

4.7(1)	Equipment Leasing Agreement, dated June 7, 2004, between Beijing Novel-Tongfang Digital TV Technology Co., Ltd. and Beijing Super TV Co., Ltd.

4.8(1)	Technical Support and Related Service Agreement, dated June 7, 2004, between Beijing Novel-Tongfang Digital TV Technology Co., Ltd. and Beijing Super TV Co., Ltd.

4.9(1)	Technology License Agreement, dated June 7, 2004, between Beijing Novel-Tongfang Digital TV Technology Co., Ltd. and Beijing Super TV Co., Ltd.

4.10(1)	Technology Development Agreement, dated June 7, 2004, between Beijing Novel-Tongfang Digital TV Technology Co., Ltd. and Beijing Super TV Co., Ltd.

Number	Description of Exhibit

4.11(1)	Products and Software Purchase Agreement, dated June 7, 2004, between Beijing Novel-Tongfang Digital TV Technology Co., Ltd. and Beijing Super TV Co., Ltd.

4.12(3)	Letter of Consent, dated April 30, 2009, issued by Beijing Super TV Co., Ltd. to Beijing Novel-Super Digital TV Technology Co., Ltd.

4.13(3)	Equity Transfer Agreement, dated June 20, 2008 between Wei Gao and Junming Wu for Beijing Novel-Super Digital TV Technology Co., Ltd.

4.14(3)	Equity Transfer Agreement, dated November 24, 2008, between Novel-Tongfang Information Engineering Co., Ltd. and Shizhou Shen for Beijing Novel-Super Digital TV Technology Co., Ltd.

4.15(3)	Equity Transfer Agreement, dated November 24, 2008, between Novel-Tongfang Information Engineering Co., Ltd. and Lei Zhang for Beijing Novel-Super Digital TV Technology Co., Ltd.

4.16	Equity Transfer Option Agreement, dated June 7, 2004, among Beijing Super TV Co., Ltd., Novel-Tongfang Information Engineering Co., Ltd. and Li Yang(1); the Supplemental Agreement thereto, dated September 1, 2005, among Beijing Super TV Co., Ltd., Novel-Tongfang Information Engineering Co., Ltd., Li Yang and Beijing Novel-Tongfang Digital TV Technology Co., Ltd.(1); the No. 2 Supplemental Agreement thereto, dated August 18, 2007, among Beijing Super TV Co., Ltd., Novel-Tongfang Information Engineering Co., Ltd., Li Yang, Beijing Novel-Tongfang Digital TV Technology Co., Ltd. and Wei Gao(1); the No. 3 Supplemental Agreement thereto, dated June 20, 2008, among Beijing Super TV Co., Ltd., Beijing Novel-Super Digital TV Technology Co., Ltd., Novel-Tongfang Information Engineering Co., Ltd., Wei Gao and Junming Wu(3); the No. 4 Supplemental Agreement thereto, dated November 24, 2008, among Beijing Super TV Co., Ltd., Beijing Novel-Super Digital TV Technology Co., Ltd., Novel-Tongfang Information Engineering Co., Ltd., Junming Wu, Lei Zhang and Shizhou Shen(3); and the No. 5 Supplemental Agreement thereto, dated July 11, 2011, among Beijing Super TV Co., Ltd., Beijing Novel-Super Digital TV Technology Co., Ltd., Junming Wu, Lei Zhang, Shizhou Shen, Wenjun Wang and Tianxing Wang(6).

4.17(1)	Share Pledge Agreement, dated September 1, 2005, between Novel-Tongfang Information Engineering Co., Ltd. and Beijing Super TV Co., Ltd.

4.18(3)	Termination Agreement of Share Pledge, dated November 24, 2008, between Beijing Super TV Co., Ltd. and Novel-Tongfang Information Engineering Co., Ltd.

4.19	Share Pledge Agreement, dated September 1, 2005, between Li Yang and Beijing Super TV Co., Ltd.(1); the Supplemental Agreement thereto, dated August 18, 2007, among Li Yang, Beijing Super TV Co., Ltd. and Wei Gao(1); the No. 2 Supplemental Agreement thereto, dated June 20, 2008, among Beijing Super TV Co., Ltd., Wei Gao and Junming Wu(3); and the Share Pledge Termination Agreement, dated July 11, 2011 between Beijing Super TV Co., Ltd. and Junming Wu(6).

4.20(3)	Share Pledge Agreement, dated November 24, 2008, between Shizhou Shen and Beijing Super TV Co., Ltd.

4.21(3)	Share Pledge Agreement, dated November 24, 2008, between Lei Zhang and Beijing Super TV Co., Ltd.

Number	Description of Exhibit

4.22	Business Operating Agreement, dated September 1, 2005, among Beijing Super TV Co., Ltd., Novel-Tongfang Information Engineering Co., Ltd., Li Yang and Beijing Novel-Tongfang Digital TV Technology Co., Ltd.(1); the Supplemental Agreement thereto, dated August 18, 2007, among Beijing Super TV Co., Ltd., Novel-Tongfang Information Engineering Co., Ltd., Li Yang, Beijing Novel-Tongfang Digital TV Technology Co., Ltd. and Wei Gao(1); the No. 2 Supplemental Agreement thereto, dated June 20, 2008, among Beijing Super TV Co., Ltd., Beijing Novel-Super Digital TV Technology Co., Ltd., Novel-Tongfang Information Engineering Co., Ltd., Wei Gao and Junming Wu(3); the No. 3 Supplemental Agreement thereto, dated November 24, 2008, among Beijing Super TV Co., Ltd., Beijing Novel-Super Digital TV Technology Co., Ltd., Novel-Tongfang Information Engineering Co., Ltd., Junming Wu, Lei Zhang and Shizhou Shen(3); and the No. 4 Supplemental Agreement thereto, dated July 11, 2011, among Beijing Super TV Co., Ltd., Beijing Novel-Super Digital TV Technology Co., Ltd., Junming Wu, Lei Zhang, Shizhou Shen, Wenjun Wang and Tianxing Wang(6).

4.23(1)	Power of Attorney, dated September 1, 2005, of Novel-Tongfang Information Engineering Co., Ltd.

4.24(1)	Power of Attorney, dated August 18, 2007, of Wei Gao.

4.25(3)	Power of Attorney, dated June 20, 2008, of Junming Wu.

4.26(3)	Power of Attorney, dated November 24, 2008, of Shizhou Shen.

4.27(3)	Power of Attorney, dated November 24, 2008, of Lei Zhang.

4.28(1)	Entrusted Loan Agreement, dated August 23, 2004, among Beijing Super TV Co., Ltd., Beijing Novel-Tongfang Digital TV Technology Co., Ltd. and Bank of Beijing, Shangdi Branch.

4.29(1)	Entrusted Loan Agreement, dated July 13, 2004, among Beijing Super TV Co., Ltd., Novel-Tongfang Information Engineering Co., Ltd. and Bank of Beijing, Shangdi Branch.

4.30(1)	Entrusted Loan Agreement, dated August 25, 2005, among Beijing Super TV Co., Ltd., Novel-Tongfang Information Engineering Co., Ltd. and Bank of Beijing, Shangdi Branch.

4.31(1)	Loan Agreement, dated April 4, 2007, between Beijing Super TV Co., Ltd. and Novel-Tongfang Information Engineering Co., Ltd. and the related Entrusted Loan Agreement, dated April 12, 2007, among Beijing Super TV Co., Ltd., Novel-Tongfang Information Engineering Co., Ltd. and Bank of Beijing, Shangdi Branch.

4.32(3)	Loan Agreement, dated November 24, 2008, between Shizhou Shen and Beijing Super TV Co., Ltd.

4.33(3)	Loan Agreement, dated November 24, 2008, between Lei Zhang and Beijing Super TV Co., Ltd.

4.34(1)	Service Agreement, dated April 2, 2007, between Novel-Tongfang Information Engineering Co., Ltd. and Beijing Novel-Tongfang Digital TV Technology Co., Ltd.

4.35(1)	Interest Payment Agreement, dated November 30, 2006, between Beijing Novel-Tongfang Digital TV Technology Co., Ltd. and Beijing Super TV Co., Ltd.

4.36(1)	Form of Property Lease Agreement.

Number	Description of Exhibit

4.37(1)	Fixed Assets Transfer Agreement, dated March 28, 2007, between Beijing Novel-Tongfang Digital TV Technology Co., Ltd. and Beijing Super TV Co., Ltd.

4.38(1)	Form of Employment Agreement and related Form of Agreement on Confidentiality and Intellectual Property.

4.39(1)	Form of Non-Disclosure, Non-Competition, Commitment and Proprietary Information Agreement.

4.40(1)	Form of Indemnification Agreement for Directors.

4.41(1)	Amended and Restated 2005 Stock Incentive Plan of China Digital TV Holding Co., Ltd. and form of share option agreement.

4.42††(1)	Cooperation Agreement, dated January 5, 2007, between Beijing Novel-Tongfang Digital TV Technology Co., Ltd. and Jiangsu Qingda Science and Technology Industries Co., Ltd.

4.43(1)	Cooperation Agreement, dated July 18, 2007, between Beijing Novel-Tongfang Digital TV Technology Co., Ltd. and China Electronics Smart Card Co., Ltd.

4.44(1)	2008 Stock Incentive Plan of China Digital TV Holding Co., Ltd.

4.45(2)	Agreement for Equity Transfer of Beijing Novel-Super Digital TV Technology Co., Ltd., dated December 2007, between China Digital TV Technology Co., Ltd. and Golden Benefit Technology Co., Ltd.

4.46(3)	Intellectual Property Transfer Agreement, dated August 13, 2008, between Novel-Tongfang Information Engineering Co., Ltd. and Beijing Super TV Co., Ltd.

4.47(3)	Equity Transfer Agreement, dated October 5, 2008, between Beijing Super TV Co., Ltd. and Beijing Novel-Super Digital TV Technology Co., Ltd.

4.48(3)	Framework Agreement for Purchase of Computer Chips, dated December 12, 2008, between Beijing Super TV Co., Ltd. and Beijing Novel-Super Digital TV Technology Co., Ltd.

4.49(4)	Framework Agreement for Sale of Software Products, dated July 14, 2009, between Beijing Super TV Co., Ltd. and Beijing Novel-Super Digital TV Technology Co., Ltd.

4.50(4)	Equity Transfer Agreement, dated February 26, 2010, between Beijing Novel-Super Digital TV Technology Co., Ltd. and Beijing Shi Xun Hu Lian Technology Co., Ltd.

4.51(5)	Shareholders' Agreement, dated December 1, 2010, between Beijing Super TV Co., Ltd. and Beijing Yuewu Yuntian Software Technology Ltd.

4.52(5)	Shareholders' Agreement, dated April 29, 2011, between Beijing Super TV Co., Ltd. and Beijing Ying Zhi Cheng Technology Co., Ltd.

4.53(5)	2010 Stock Incentive Plan of China Digital TV Holding Co., Ltd.

4.54(6)	Loan Agreement, dated July 11, 2011, between Lei Zhang and Beijing Super TV Co., Ltd.

4.55(6)	Loan Agreement, dated July 11, 2011, between Tianxing Wang and Beijing Super TV Co., Ltd.

4.56(6)	Loan Agreement, dated July 11, 2011, between Wenjun Wang and Beijing Super TV Co., Ltd.

4.57(6)	Capital Increase and Equity Transfer Agreement, dated July 11, 2011, between Junming Wu, Lei Zhang, Shizhou Shen, Wenjun Wang, Tianxing Wang and Beijing Novel-Super Digital TV Technology Co., Ltd.

Number	Description of Exhibit

4.58(6)	Power of Attorney, dated July 11, 2011, of Lei Zhang.

4.59(6)	Power of Attorney, dated July 11, 2011, of Shizhou Shen.

4.60(6)	Power of Attorney, dated July 11, 2011, of Tianxing Wang.

4.61(6)	Power of Attorney, dated July 11, 2011, of Wenjun Wang.

4.62(6)	Share Pledge Agreement, dated July 11, 2011, between Lei Zhang and Beijing Super TV Co., Ltd.

4.63(6)	Share Pledge Agreement, dated July 11, 2011, between Shizhou Shen and Beijing Super TV Co., Ltd.

4.64(6)	Share Pledge Agreement, dated July 11, 2011, between Tianxing Wang and Beijing Super TV Co., Ltd.

4.65(6)	Share Pledge Agreement, dated July 11, 2011, between Wenjun Wang and Beijing Super TV Co., Ltd.

4.66(6)	Written Undertaking, dated November 22, 2011, among Beijing Super TV Co., Ltd., Beijing Novel-Super Digital TV Technology Co., Ltd., Lei Zhang, Shizhou Shen, Wenjun Wang and Tianxing Wang.

4.67(6)	Power of Attorney, dated January 16, 2012, of Lei Zhang.

4.68(6)	Power of Attorney, dated January 16, 2012, of Shizhou Shen.

4.69(6)	Power of Attorney, dated January 16, 2012, of Tianxing Wang.

4.70(6)	Power of Attorney, dated January 16, 2012, of Wenjun Wang.

4.71(6)	Share Pledge Agreement, dated January 16, 2012, between Lei Zhang and Beijing Super TV Co., Ltd.

4.72(6)	Share Pledge Agreement, dated January 16, 2012, between Shizhou Shen and Beijing Super TV Co., Ltd.

4.73(6)	Share Pledge Agreement, dated January 16, 2012, between Tianxing Wang and Beijing Super TV Co., Ltd.

4.74(6)	Share Pledge Agreement, dated January 16, 2012, between Wenjun Wang and Beijing Super TV Co., Ltd.

4.75(6)	Supplemental Agreement to Loan Agreements, dated January 16, 2012, among Beijing Super TV Co., Ltd., Lei Zhang, Shizhou Shen, Wenjun Wang and Tianxing Wang.

4.76(6)	Supplemental Agreement, dated February 9, 2012, among Beijing Super TV Co., Ltd., Beijing Novel-Super Digital TV Technology Co., Ltd., Lei Zhang, Shizhou Shen, Wenjun Wang and Tianxing Wang.

4.77(6)	Cooperation Termination Agreement, dated November 9, 2011, between Dongguan Super TV Video Info Co., Ltd. and the Dongguan branch of the Guangdong Broadcasting TV Network Co., Ltd.

4.78(6)	Capital Increase Agreement, dated May 24, 2011, among Beijing Super TV Co., Ltd., Beijing Novel-Super Digital TV Technology Co., Ltd., Ying Zhi Cheng Technology Co., Ltd. and Beijing Joysee Technology Co., Ltd.

Number	Description of Exhibit

4.79(6)	First Amendment to First Amended and Restated Shareholders Agreement of China Digital TV Holding Co., Ltd., dated June 14, 2011, among China Digital TV Technology Co., Ltd., Beijing Novel-Super Digital TV Technology Co., Ltd., China Cast Investment Holdings Limited, SB Asia Infrastructure Fund L.P., Capital International Private Equity Fund IV, L.P., CGPE IV, L.P. and certain other shareholders.

4.80(7)	China Digital TV Holding Co., Ltd. 2012 Stock Incentive Plan.

4.81(7)	Second Supplemental Agreement to Loan Agreement, dated April 12, 2013, between Beijing Super TV Co., Ltd. and Tianxing Wang.

4.82(8)	Share Transfer Agreement, dated April 30, 2014, among Beijing Yuewu Yuntian Software Technology Ltd., Beijing Holch Capital Investment Center, Beijing Cyber Cloud Co., Ltd. and Beijing Xinsi Yijia Technology Co., Ltd.

4.83(8)	Share Transfer Agreement, dated April 30, 2014, among Beijing Super TV Co., Ltd., China Super Media Holdings Limited, Beijing Yuewu Yuntian Software Technology Ltd., Beijing Holch Capital Investment Center and Beijing Cyber Cloud Co., Ltd.

4.84(8)	Termination Agreement of Existing Contractual Agreements, dated June 20, 2014, among Beijing Super TV Co., Ltd., Beijing Novel-Super Digital TV Technology Co., Ltd., Lei Zhang, Tianxing Wang, Wenjun Wang and Shizhou Shen.

4.85(8)	Termination Agreement of Existing Contractual Agreements, dated April 14, 2015, among Beijing Super TV Co., Ltd. and Beijing Novel-Super Digital TV Technology Co., Ltd.

4.86(8)	Share Transfer Agreement, dated June 20, 2014, among Lei Zhang, Tianxing Wang, Wenjun Wang, Shizhou Shen and Beijing Super TV Co., Ltd.

4.87(9)	Framework Agreement, dated June 13, 2014, among China Digital TV Holding Co., Ltd., Golden Benefit Technology Limited and Cinda Investment Co., Ltd.

4.88(9)	Framework Agreement Amendment, dated October 9, 2014, among China Digital TV Holding Co., Ltd., Golden Benefit Technology Limited and Cinda Investment Co., Ltd.

4.89(9)	Share Transfer Agreement, dated October 9, 2014, among China Digital TV Holding Co., Ltd., China Digital TV Technology Co., Ltd., Golden Benefit Technology Limited, Cinda Investment Co., Ltd. and Shanghai Tongda Venture Capital Co., Ltd.

4.90(8)	Supplementary Share Transfer Agreement, dated October 27, 2014, among China Digital TV Holding Co., Ltd., China Digital TV Technology Co., Ltd., Golden Benefit Technology Limited, Cinda Investment Co., Ltd. and Shanghai Tongda Venture Capital Co., Ltd.

4.91(9)	Profit Compensation Agreement, dated October 9, 2014, among Shanghai Tongda Venture Capital Co., Ltd., Golden Benefit Technology Limited, and China Digital TV Holding Co., Ltd.

4.92(9)	Supplementary Profit Compensation Agreement, dated October 27, 2014, among Shanghai Tongda Venture Capital Co., Ltd., Golden Benefit Technology Limited, and China Digital TV Holding Co., Ltd.

4.93(9)	Share Subscription Agreement, dated October 9, 2014, between Shanghai Tongda Venture Capital Co., Ltd. and Golden Benefit Technology Limited.

Number	Description of Exhibit

4.94(10)	Equity Transfer Agreement, dated November 7, 2016, among Golden Benefit Technology Limited, Beijing Super TV Co., Ltd. and Changxing Bao Li Rui Xin Technology Co., Ltd.

4.95(11)	Supplemental Agreement to the Equity Transfer Agreement, dated December 26, 2016, among Golden Benefit Technology Limited, Beijing Super TV Co., Ltd. and Changxing Bao Li Rui Xin Technology Co., Ltd.

4.96(12)	Loan Agreement, dated October 12, 2013, between Beijing Xinsi Yijia Technology Co., Ltd. and Yang Tingling

4.97(12)	Loan Agreement, dated October 12, 2013, between Beijing Xinsi Yijia Technology Co., Ltd. and Zhang Xi

4.98(12)	Loan Agreement, dated October 12, 2013, between Beijing Xinsi Yijia Technology Co., Ltd. and Liu Yu

4.99(12)	Supplementary Agreement to Loan Agreement dated June, 23, 2014, among Beijing Xinsi Yijia Technology Co., Ltd., Yang Tingling and Wu Zhenhua

4.100(12)	Supplementary Agreement to Loan Agreement dated June, 23, 2014, among Beijing Xinsi Yijia Technology Co., Ltd., Zhang Xi and Hu Yongxin

4.101(12)	Supplementary Agreement to Loan Agreement dated June, 23, 2014, among Beijing Xinsi Yijia Technology Co., Ltd., Liu Yu and Ma Bin

4.102(12)	Equity Pledge Agreement, dated June 23, 2014, between Beijing Xinsi Yijia Technology Co., Ltd. and Wu Zhenhua

4.103(12)	Equity Pledge Agreement, dated June 23, 2014, between Beijing Xinsi Yijia Technology Co., Ltd. and Hu Yongxin

4.104(12)	Equity Pledge Agreement, dated June 23, 2014, between Beijing Xinsi Yijia Technology Co., Ltd. and Ma Bin

4.105(12)	Power of Attorney, dated June 23, 2014, of Wu Zhenhua

4.106(12)	Power of Attorney, dated June 23, 2014, of Hu Yongxin

4.107(12)	Power of Attorney, dated June 23, 2014, of Ma Bin

4.108(12)	Equity Transfer Option Agreement, dated June 23, 2014, among Beijing Xinsi Yijia Technology Co., Ltd., Ma Bin, Hu Yongxin and Wu Zhenhua

4.109(12)	Technical Support and Related Service Agreement, dated October 12, 2013, between Beijing Xinsi Yijia Technology Co., Ltd. and Beijing Dingyuan Technology Co., Ltd.

8.1	List of Subsidiaries of China Digital TV Holding Co., Ltd.

11.1(1)	Code of Business Conduct and Ethics of China Digital TV Holding Co., Ltd.

12.1	CEO Certification pursuant to Rule 13a - 14(a).

12.2	CFO Certification pursuant to Rule 13a - 14(a).

13.1	CEO Certification pursuant to Rule 13a - 14(b).

13.2	CFO Certification pursuant to Rule 13a - 14(b).

Number	Description of Exhibit

23.1	Consent of KPMG Huazhen LLP.

23.2	Consent of Han Kun, PRC Lawyers.

101.INS	XBRL Instance Document

101.SCH	XBRL Taxonomy Extension Schema Document

101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB	XBRL Taxonomy Extension Label Linkbase Document

101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document

††	Portions of the agreement have been omitted pursuant to a confidential treatment request and have been filed with the SEC separately with a confidential treatment request.

(1)	Previously filed as an exhibit to the Registration Statement on Form F-1 (File No. 333-146072) of China Digital TV Holding Co., Ltd. and incorporated herein by reference thereto.

(2)	Previously filed as an exhibit to the annual report on Form 20-F (File No. 001-33692) of China Digital TV Holding Co., Ltd. filed with the SEC on June 18, 2008 and incorporated herein by reference thereto.

(3)	Previously filed as an exhibit to the annual report on Form 20-F (File No. 001-33692) of China Digital TV Holding Co., Ltd. filed with the SEC on May 20, 2009 and incorporated herein by reference thereto.

(4)	Previously filed as an exhibit to the annual report on Form 20-F (File No. 001-33692) of China Digital TV Holding Co., Ltd. filed with the SEC on April 30, 2010 and incorporated herein by reference thereto.

(5)	Previously filed as an exhibit to the annual report on Form 20-F (File No. 001-33692) of China Digital TV Holding Co., Ltd. filed with the SEC on May 12, 2011 and incorporated herein by reference thereto.

(6)	Previously filed as an exhibit to the annual report on Form 20-F (File No. 001-33692) of China Digital TV Holding Co., Ltd. filed with the SEC on April 17, 2012 and incorporated herein by reference thereto.

(7)	Previously filed as an exhibit to the annual report on Form 20-F (File No. 001-33692) of China Digital TV Holding Co., Ltd. filed with the SEC on April 16, 2013 and incorporated herein by reference thereto.

(8)	Previously filed as an exhibit to the annual report on Form 20-F (File No. 001-33692) of China Digital TV Holding Co., Ltd. filed with the SEC on April 28, 2015 and incorporated herein by reference thereto.

(9)	Previously furnished as an exhibit to the report on Form 6-K (File No. 001-33692) of China Digital TV Holding Co., Ltd. filed with the SEC on November 10, 2014 and incorporated herein by reference thereto.

(10)	Previously furnished as an exhibit to the report on Form 6-K (File No. 001-33692) of China Digital TV Holding Co., Ltd. filed with the SEC on November 7, 2016 and incorporated herein by reference thereto.

(11)	Previously furnished as an exhibit to the report on Form 6-K (File No. 001-33692) of China Digital TV Holding Co., Ltd. filed with the SEC on December 28, 2016 and incorporated herein by reference thereto.

(12)	Previously filed as an exhibit to the annual report on Form 20-F (File No. 001-33692) of China Digital TV Holding Co., Ltd. filed with the SEC on April 21, 2017 and incorporated herein by reference thereto.